Form 20-F
period 2016-12-31
Anheuser-Busch InBev SA/NV
filed 2017-03-22
CIK 1668717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Anheuser-Busch InBev SA/NV

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Belgium

(Jurisdiction of incorporation or organization)

Brouwerijplein 1,

3000 Leuven, Belgium

(Address of principal executive offices)

Sabine Chalmers

Chief Legal Officer

Brouwerijplein 1, 3000 Leuven

Belgium

Telephone No.: + 32 16 27 61 11

Fax No.: + 32 16 50 61 11

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares without nominal value	New York Stock Exchange*
American Depositary Shares, each representing one ordinary share without nominal value	New York Stock Exchange
6.375% Notes due 2040 (issued January 2010)	New York Stock Exchange
5.375% Notes due 2020 (issued January 2010)	New York Stock Exchange
4.375% Notes due 2021 (issued January 2011)	New York Stock Exchange
6.875% Notes due 2019 (issued February 2011)	New York Stock Exchange
1.375% Notes due 2017 (issued July 2012)	New York Stock Exchange
2.500% Notes due 2022 (issued July 2012)	New York Stock Exchange
3.750% Notes due 2042 (issued July 2012)	New York Stock Exchange
1.250% Notes due 2018 (issued January 2013)	New York Stock Exchange
2.625% Notes due 2023 (issued January 2013)	New York Stock Exchange
4.000% Notes due 2043 (issued January 2013)	New York Stock Exchange
Floating Rate Notes due 2019 (issued January 2014)	New York Stock Exchange
2.150% Notes due 2019 (issued January 2014)	New York Stock Exchange
3.700% Notes due 2024 (issued January 2014)	New York Stock Exchange
4.625% Notes due 2044 (issued January 2014)	New York Stock Exchange
1.900% Notes due 2019 (issued January 2016)	New York Stock Exchange
2.650% Notes due 2021 (issued January 2016)	New York Stock Exchange
3.300% Notes due 2023 (issued January 2016)	New York Stock Exchange
3.650% Notes due 2026 (issued January 2016)	New York Stock Exchange
4.700% Notes due 2036 (issued January 2016)	New York Stock Exchange
4.900% Notes due 2046 (issued January 2016)	New York Stock Exchange
Floating Rate Notes due 2021 (issued January 2016)	New York Stock Exchange
2.200% Notes due 2018 (issued December 2016)	New York Stock Exchange
Floating Rate Notes due 2018 (issued December 2016)	New York Stock Exchange
3.750% Notes due 2022 (issued December 2016)	New York Stock Exchange
4.950% Notes due 2042 (issued December 2016)	New York Stock Exchange
6.500% Notes due 2018 (issued December 2016)	New York Stock Exchange
6.625% Notes due 2033 (issued December 2016)	New York Stock Exchange
5.875% Notes due 2035 (issued December 2016)	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,608,242,156 ordinary shares without nominal value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*    ☐ Yes    ☐ No

*	This requirement does not apply to the registrant in respect of this filing.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A    ☐  Yes    ☐  No

-i-

-ii-

GENERAL INFORMATION

In this annual report on Form 20-F (“Form 20-F”) references to:

•

“AB InBev,” “we,” “us” and “our” are, as the context requires, to Anheuser-Busch InBev SA/NV (formerly Newbelco SA/NV) or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV;

•	“AB InBev Group” or “Combined Group” are to Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV;

•

“Ambev” are to Ambev S.A., a Brazilian company listed on the New York Stock Exchange and on the São Paulo Stock Exchange, and successor of Companhia de Bebidas das Américas—Ambev (as described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Stock Swap Merger”);

•	“Anheuser-Busch” are to Anheuser-Busch Companies, LLC and the group of companies owned and/or controlled by Anheuser-Busch Companies, LLC, as the context requires;

•

“former AB InBev” are, as the context requires, to Anheuser-Busch InBev SA/NV or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV prior to the completion of the Transaction;

•	“Grupo Modelo” are to Grupo Modelo, S. de R.L. de C.V., a Mexican limited liability company;

•	“Newbelco” are to Newbelco SA/NV prior to 10 October 2016;

•	“Ordinary Shares” are to ordinary shares without nominal value issued by Anheuser-Busch InBev SA/NV;

•

“Restricted Shares” are to shares without nominal value issued by Anheuser-Busch InBev SA/NV to former SABMiller shareholders in connection with the Transaction, which are unlisted, not admitted to trading on any stock exchange and are subject to, among other things, restrictions on transfer until they are converted into Ordinary Shares;

•	“SABMiller” are, as the context requires, to SABMiller Limited (formerly SABMiller plc) or to SABMiller Limited and the group of companies owned and/or controlled by SABMiller Limited;

•	“SABMiller Group” are to SABMiller Limited and the group of companies owned and/or controlled by SABMiller Limited; and

•	“Transaction” are to the business combination between SABMiller Limited and AB InBev, which completed on 10 October 2016.

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

-iii-

All references in this Form 20-F to (i) “euro” or “EUR” are to the common currency of the European Union, (ii) “U.S. dollar,” “$” or “USD” are to the currency of the United States of America, (iii) “CAD” (Canadian dollar) are to the currency of Canada, (iv) “R$,” “real” or “reais” are to the currency of Brazil, (v) “GBP” (pound sterling) are to the currency of the United Kingdom, (vi) “AUD” (Australian dollar) are to the currency of the Commonwealth of Australia, (vii) “MXN” (Mexican peso) are to the currency of Mexico, (viii) “RUB” (Russian ruble) are to the currency of Russia and (ix) “UAH” (Ukrainian hryvnia) are to the currency of Ukraine.

Unless otherwise specified, volumes, as used in this Form 20-F, include beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, unless otherwise specified, our volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor, and third-party products that we sell through our distribution network, particularly in Western Europe. Our volume figures in this Form 20-F reflect 100% of the volumes of entities that we fully consolidate in our financial reporting and a proportionate share of the volumes of entities that we proportionately consolidate in our financial reporting, but do not include volumes of our associates, joint ventures or non-consolidated entities.

Following the combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013. Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands, Inc. under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The Oriental Brewery business is reported in the Asia Pacific region as from 1 April 2014.

From 1 October 2016, we are reporting our financial results under the following six regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific. We are continuing to separately report the results of Global Export and Holding Companies, which includes our global headquarters, the export businesses which have not been allocated to the regions and the interim supply agreement with Constellation Brands, Inc. until its termination in December 2016. Our six geographic regions plus our Global Export and Holding Companies comprise our seven segments for all financial reporting purposes. For a list of the countries comprising our geographic reporting regions, see “Item 4. Information on the Company—B. Business Overview—3. Main Markets.”

Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

See “Item 5. Operating and Financial Review—B. Significant Accounting Policies—Summary of Changes in Accounting Policies” for further information on how our accounting policies changed in 2016.

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. The principal sources generally used include Plato Logic Limited and AC Nielsen, as well as internal estimations based on data from the Beer Institute and IRI (for the United States), the Brewers Association of Canada (for Canada), CIES (for Bolivia), AC Nielsen (for Argentina, Brazil, Chile, the Dominican Republic, Guatemala, Paraguay, Russia, Ukraine and Uruguay), Cámara Nacional de la Industria de la Cerveza y de la Malta (commonly known as Cerveceros de Mexico) (for Mexico), Belgian Brewers Association (for Belgium), German Brewers Association (for Germany), Seema International Limited (for China), the British Beer and Pub Association (for the United Kingdom), Centraal

-iv-

Brouwerij Kantoor—CBK (for the Netherlands), Association des Brasseurs de France and IRI (for France), Plato Logic Limited (for Australia, Italy, Peru, South Africa and Uganda), the Korean International Trade Association (for South Korea) and other local brewers’ associations. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

FORWARD-LOOKING STATEMENTS

There are statements in this Form 20-F, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

-v-

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions (including the Transaction), joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	an inability to realize synergies from the Transaction;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this annual report that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Certain of the cost savings and synergies information related to the Transaction set forth in “Item 4. Information on the Company—B. Strengths and Strategy—Strengths” of this Form 20-F constitute forward-looking statements and may not be representative of the actual cost savings and synergies that will result from the Transaction. Such information included in this Form 20-F reflects potential opportunities for savings and synergies identified by us based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly there can be no assurance that these cost savings and synergies will be realized. The statements relating to the synergies, cost savings and business growth opportunities we expect to continue to achieve following the Transaction are based on assumptions. However, these expected synergies, cost savings and business growth opportunities may not be achieved. There can be no assurance that we will be able to continue to implement successfully the strategic and operational initiatives that are intended.

-vi-

We caution that the forward-looking statements in this Form 20-F are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

-vii-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B. ADVISERS

Not applicable.

C. AUDITORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A. OFFER STATISTICS

Not applicable.

B. METHOD AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected historical financial information presented below as of 31 December 2016, 2015, 2014, 2013 and 2012, and for the five years ended 31 December 2016, has been derived from our audited consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Our financial statements presentation and reporting currency is the U.S. dollar. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2016 and 2015 and for the three years ended 31 December 2016 have been included in this Form 20-F.

The financial information this Form 20-F and our consolidated financial statements represent the continuation of the financial statements of former AB InBev, our predecessor-in-interest.

	2016(7)	2015	2014	2013	2012
	(USD millions)
Income Statement Data
Revenue(1)	45,517	43,604	47,063	43,195	39,758
Profit from operations	12,882	13,904	15,111	20,443	12,747
Profit from continuing operations	2,721	9,867	11,302	16,518	9,325
Profit	2,769	9,867	11,302	16,518	9,325
Profit attributable to our equity holders	1,241	8,273	9,216	14,394	7,160

Weighted average number of Ordinary and Restricted Shares (million shares)(2)	1,717	1,638	1,634	1,617	1,600
Diluted weighted average number of Ordinary and Restricted Shares (million shares)(3)	1,755	1,668	1,665	1,650	1,628
Basic earnings per share (USD)(4)	0.72	5.05	5.64	8.90	4.48

	2016(7)	2015	2014	2013	2012
	(USD millions)
Basic earnings per share from continuing operations (USD) (4)	0.69	5.05	5.64	8.90	4.48
Diluted earnings per share (USD)(5)	0.71	4.96	5.54	8.72	4.40
Dividends per share (USD)	3.85	3.95	3.52	2.83	2.24
Dividends per share (EUR)	3.60	3.60	3.00	2.05	1.70
Financial Position Data
Total assets	258,381	134,635	142,550	141,666	122,621
Equity	81,425	45,719	54,257	55,308	45,453
Equity attributable to our equity holders	71,339	42,137	49,972	50,365	41,154
Issued capital	1,736	1,736	1,736	1,735	1,734

Other Data
Volumes (million hectoliters)	500	457	459	426	403

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).
(2)	Weighted average number of Ordinary and Restricted Shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.
(3)	Diluted weighted average number of Ordinary and Restricted Shares means the weighted average number of Ordinary Shares, adjusted by the effect of share options issued.
(4)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of Ordinary and Restricted Shares.
(5)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of Ordinary and Restricted Shares.
(6)	2012 as reported, adjusted to reflect the changes to the revised IAS 19 Employee Benefits.
(7)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016. For more information on the Transaction, see “Item 4. Information on the Company—A. History and Development of the Company.”

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Investing in our shares involves risk. We expect to be exposed to some or all of the risks described below in our future operations. Such risks include, but are not limited to, the risk factors described below. Any of the risk factors described below, as well as additional risks of which we are not currently aware, could also affect our business operations and have a material adverse effect on our business activities, financial condition, results of operations and prospects and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks on our business activities, financial condition, results of operations and prospects. Investors in our shares and American Depositary Shares (“ADSs”) could lose all or part of their investment.

You should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this document. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequences.

Risks Relating to Our Business

We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis, which could adversely affect the demand for our products and adversely affect the market price of our Ordinary Shares and ADSs.

We are exposed to the risk of a global recession or a recession in one or more of our key markets, credit and capital markets volatility and an economic or financial crisis, which could result in lower revenue and reduced profit.

Beer, other alcoholic beverage and soft drink consumption in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products.

Besides moving in concert with changes in per capita income, beer and other alcoholic beverage consumption also increases or decreases in accordance with changes in disposable income.

Currently, disposable income is low in many of the developing countries in which we operate compared to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer. Moreover, because a relevant portion of our brand portfolio consists of premium beers, our volumes and revenue may be impacted to a greater degree than those of some of our competitors, as some consumers may choose to purchase value or discount brands rather than premium or core brands. For additional information on the categorization of the beer market and our positioning, see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer.”

Capital and credit markets volatility, such as that experienced in recent years, may result in downward pressure on stock prices and the credit capacity of issuers. Potential changes in social, political, regulatory and economic conditions in the U.S. and the European Union, including changes in policies governing foreign trade and imports, may be significant drivers of capital and credit market volatility. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our Ordinary Shares and our ADSs.

Our results of operations are affected by fluctuations in exchange rates.

Although we report our consolidated results in U.S. dollars, in 2016, we derived approximately 67% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for our reporting purposes, as we cannot hedge against translational exposures. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

During 2015 and 2016, several currencies, such as the Argentine peso, the Mexican peso, the Canadian dollar, the Brazilian real, the Chinese yuan, the Russian ruble, the South African rand and the euro, depreciated against the U.S. dollar, which generally strengthened during the same period. Our total consolidated revenue was USD 45.5 billion for the year ended 31 December 2016, an increase of USD 1.9 billion compared to the year ended 31 December 2015. The negative impact of unfavorable currency translation effects on our consolidated revenue in the year ended 31 December 2016 was USD 2.8 billion, primarily as a result of the impact of the currencies listed above.

Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our results of operations and profitability. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2016 Compared to the Year Ended 31 December 2015” for further details on the impact of currency translation effects on our results of operations.

In addition to currency translation risk, we incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than its respective functional currency, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedging policies in place to manage commodity price and foreign currency risks to protect our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long term.

Much of our debt is denominated in U.S. dollars, while a significant portion of our cash flows is denominated in currencies other than the U.S. dollar. From time to time we enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of our liabilities to our cash flows could result in increased costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments”, note 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016, for further details on our approach to hedging commodity price and foreign currency risk.

Changes in the availability or price of raw materials, commodities and energy could have an adverse effect on our results of operations.

A significant portion of our operating expenses is related to raw materials and commodities, such as malted barley, wheat, corn grits, corn syrup, rice, hops, flavored concentrate, fruit concentrate, sugar, sweetener, water, glass, polyethylene terephthalate (“PET”) and aluminum bottles, aluminum or steel cans and kegs, aluminum can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The supply and price of raw materials and commodities used for the production of our products can be affected by a number of factors beyond our control, including the level of crop production around the world, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, currency fluctuations, governmental regulations and legislation affecting agriculture, trade agreements among producing and consuming nations, adverse weather conditions, natural disasters, economic factors affecting growth decisions, political developments, various plant diseases and pests.

We cannot predict future availability or prices of the raw materials or commodities required for our products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations. The foregoing may affect the price and availability of ingredients that we use to manufacture our products, as well as the cans and bottles in which our products are packaged. We may not be able to increase our prices to offset these increased costs or increase our prices without suffering reduced volume, revenue and operating income. To some extent, derivative financial instruments and the terms of supply agreements can protect against increases in materials and commodities costs in the short term. However, derivatives and supply agreements expire and upon expiry are subject to renegotiation and therefore cannot provide complete protection over the medium or longer term. To the extent we fail to adequately manage the risks inherent in such volatility, including if our hedging and derivative arrangements do not effectively or completely hedge against changes in commodity prices, our results of operations may be adversely impacted. In addition, it is possible that the hedging and derivative instruments we use to establish the purchase price for commodities in advance of the time of delivery may lock us into prices that are ultimately higher than actual market prices at the time of delivery. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” for further details on our approach to hedging commodity price risk.

The production and distribution of our products require material amounts of energy, including the consumption of oil-based products, natural gas, biomass, coal and electricity. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a negative effect on operating income and could potentially challenge our profitability in certain markets. There is no guarantee that we will be able to pass along increased energy costs to our customers in every case.

The production of our products also requires large amounts of water, including water consumed in the agricultural supply chain, see “—Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs.”

We may not be able to obtain the necessary funding for our future capital or refinancing needs and may face financial risks due to our level of debt (including as a result of the Transaction), uncertain market conditions and as a result of the potential downgrading of our credit ratings.

We may be required to raise additional funds for our future capital needs or to refinance our current indebtedness through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all.

Following completion of the Transaction, we expect the portion of our consolidated balance sheet represented by debt to remain significantly higher as compared to former AB InBev’s historical position. To fund the Transaction, former AB InBev entered into a USD 75.0 billion senior facilities agreement (the “2015 Senior Facilities Agreement”) on 28 October 2015. Former AB InBev subsequently cancelled certain of the facilities under the 2015 Senior Facilities Agreement in connection with the following transactions:

•

in January 2016, our subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI”) issued bonds in debt capital markets offerings resulting in aggregate net proceeds of approximately USD 47.0 billion, as a result of which former AB InBev cancelled a total of USD 42.5 billion under the 2015 Senior Facilities Agreement; and

•

in March 2016, former AB InBev issued bonds in a debt capital markets offering under our Euro Medium-Term Notes Programme (“EMTN Programme”) resulting in aggregate net proceeds of approximately EUR 13.1 billion, to which we are the successor-in-interest and as a result of which former AB InBev cancelled an additional USD 12.5 billion under the 2015 Senior Facilities Agreement.

In October 2016, former AB InBev borrowed USD 18.0 billion under the 2015 Senior Facilities Agreement, of which USD 8.0 billion under a five-year term facility remains outstanding and unpaid.

See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Funding Sources—Borrowings” for more information on Transaction-related financing activities, including the 2015 Senior Facilities Agreement, and “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SABMiller—2015 Senior Facilities Agreement” for more information on the 2015 Senior Facilities Agreement. Our continued increased level of debt could have significant consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•

limiting our ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of our assets and opportunities fully;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	impairing our ability to obtain additional financing in the future, or requiring us to obtain financing involving restrictive covenants;

•	requiring us to issue additional equity (possibly under unfavorable conditions), which could dilute our existing shareholders’ equity; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

In addition, ratings agencies may downgrade our credit ratings below their current levels, including as a result of the incurrence of the financial indebtedness related to the Transaction. Prior to 15 September 2015, the date on which renewed public speculation relating to the possible business combination between former AB InBev and SABMiller began, former AB InBev had been assigned a rating of A (stable outlook) by Standard & Poor’s Ratings Services and A2 (positive outlook) by Moody’s Investors Service. Since 15 September 2015, S&P Global Ratings (formerly Standard & Poor’s Ratings Services) downgraded its rating for former AB InBev’s long-term debt obligations to A- with stable outlook. In September 2015, Moody’s Investors Service changed former AB InBev’s outlook to “Developing,” citing downward rating pressure following completion of the Transaction due to higher leverage and certain integration risks. In May 2016, Moody’s Investors Service concluded its ratings review and assigned a definitive rating of A3 (stable outlook) to former AB InBev’s long-term debt obligations. As of the date of this annual report, our credit rating from S&P Global Ratings was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and our credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Any credit rating downgrade could materially adversely affect our ability to finance our ongoing operations and our ability to refinance the debt incurred to fund the Transaction, including by increasing our cost of borrowing and significantly harming our financial condition, results of operations and profitability, including our ability to refinance our other existing indebtedness.

In recent years, we have given priority to deleveraging, with surplus free cash flow being used to reduce the level of outstanding debt. In light of the increased debt we assumed in connection with the Transaction, deleveraging remains a priority and may restrict the amount of dividends we are able to pay.

Our ability to repay and renegotiate our outstanding indebtedness will depend upon market conditions. In recent years, the global credit markets experienced significant price volatility, dislocations and liquidity disruptions that caused the cost of debt financings to fluctuate considerably. The markets also put downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors reduced and, in some cases, ceased to provide funding to borrowers. If such uncertain conditions persist, our costs could increase beyond what is anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on our financial condition and results of operations.

Our results could be negatively affected by increasing interest rates.

We use issuances of debt and bank borrowings as a source of funding and we carry a significant level of debt. Nevertheless, pursuant to our capital structure policy, we aim to optimize shareholder value through cash flow distribution to us from our subsidiaries, while maintaining an investment-grade rating and minimizing cash and investments with a return below our weighted average cost of capital. There can be no assurance that we will be able to pursue a similar capital structure policy in the future.

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2016, after certain hedging and fair value adjustments, USD 24.0 billion, or 19.5%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 98.8 billion, or 80.5%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the Australian dollar, the Brazilian real, the Canadian dollar, the euro, the pound sterling, the South African rand and the South Korean won. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments”, note 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for further details on our approach, currency and interest rate risk.

Certain of our operations depend on independent distributors or wholesalers to sell our products, and we may be unable to replace distributors or acquire interests in wholesalers or distributors. In addition, we may be adversely impacted by the consolidation of retailers.

Certain of our operations are dependent on government-controlled or privately owned but independent wholesale distributors for distribution of our products for resale to retail outlets. See “Item 4. Information on the Company—B. Business Overview—7. Distribution of Products” and “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” for further information in this respect. There can be no assurance as to the financial affairs of such distributors or that these distributors, who often act both for us and our competitors, will not give our competitors’ products higher priority, thereby reducing their efforts to sell our products.

In the United States, for instance, we sell the vast majority of our beer to independent wholesalers for distribution to retailers and ultimately consumers. As independent companies, wholesalers make their own business decisions that may not always align themselves with our interests. If our wholesalers do not effectively distribute our products, our financial results could be adversely affected.

In addition, contractual restrictions and the regulatory environment of many markets may make it very difficult to change distributors and, in some markets, we may be prevented from acquiring interests in wholesalers or distributors (for example, see “—Our failure to satisfy our remaining obligations under the SABMiller settlement agreement could adversely affect our financial condition and results of operations”). In certain cases, poor performance by a distributor or wholesaler is not a sufficient reason for replacement. Our consequent inability to replace unproductive or inefficient distributors could adversely impact our business, results of operations and financial condition.

Moreover, the retail industry, particularly in Europe, North America and other countries in which we operate, continues to consolidate, resulting in larger retailers with increased purchasing power, which may affect our competitiveness in these markets. Larger retailers may seek to improve their profitability and sales by asking for lower prices or increased trade spending. The efforts of retailers could result in reduced profitability for the beer industry as a whole and indirectly adversely affect our financial results.

If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause our reputation, our sales or our profitability to suffer.

We operate our business and market our products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present us with political, economic and operational risks. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that employees or representatives of our subsidiaries, affiliates, associates, joint ventures or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act and Brazilian Law No. 12,846/13 (an anti-bribery statute that was enacted in January 2014). Such actions could expose us to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with misconduct under these laws and regulations, even if unwarranted or baseless, could damage our reputation and sales.

In respect of the FCPA, we cooperated with the U.S. Securities and Exchange Commission (the “SEC”) and the U.S. Department of Justice in connection with their investigations into the relationships of our current and former affiliates in India, including our former non-consolidated Indian joint venture, which we exited during 2015. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.” On 8 June 2016, the U.S. Department of Justice notified us that it was closing its investigation and would not be pursuing enforcement action in this matter. On 28 September 2016, we entered into a settlement agreement with the SEC, pursuant to which we agreed to pay an aggregate amount (including disgorgement and penalties) of approximately USD 6 million to the SEC and assume certain ongoing reporting and cooperation obligations.

In Brazil, governmental authorities are currently investigating consulting services provided by a firm part-owned by a former elected government official who has been subject to prosecution. Our subsidiary, Ambev, has, in the past, hired the services of this consulting firm. We have reviewed our internal controls and compliance procedures in relation to these services and have not identified any evidence of misconduct.

As a global brewer, we also operate our business and market our products in countries that may be subject to export control regulations, embargoes, economic sanctions and other forms of trade restrictions imposed by the United States, the European Union, the United Nations and other participants in the international community. For example, we indirectly own subsidiaries in Russia and Ukraine, the net combined revenues of which accounted for less than 1.5% of our total revenues in 2016. We do not sell directly into the Crimea region but are aware that indirect shipments may occur. In addition, certain of our associates also operate their business and market their products in countries subject to trade restrictions. For example, our associate Anadolu Efes Biracilik ve Malt Sanayii AŞ (“Anadolu Efes”) has an indirect interest in a Syrian soft drinks bottler and has limited distribution to Iran and Crimea. Furthermore, our subsidiary Ambev operates a joint venture in Cuba with the Government of Cuba, see “—Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operation in Cuba may adversely affect our reputation and the liquidity and value of our securities.”

If we or any of our associates fail to comply with economic sanctions or trade restrictions imposed by the United States, the European Union or other national or international authorities that are applicable to us or them, we may be exposed to potential legal liability and the costs associated with investigating potential misconduct, as well as potential reputational damage. Moreover, new or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Ukraine, Syria, Cuba or other countries in which we or our associates do business may curtail our existing business and may result in serious economic challenges in these geographies, which could have a material adverse effect on our and our subsidiaries’ operations, and may result in impairment charges on goodwill or other intangible assets.

Competition and changing consumer preferences could lead to a reduction in our margins, increase costs and adversely affect our profitability.

We compete with both brewers and other drinks companies and our products compete with other beverages. Globally, brewers, as well as other players in the beverage industry, compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues. Consolidation activity has also increased along our distribution channels—in the case of both on-trade points of sale, such as pub companies, and off-trade retailers, such as supermarkets. Such consolidation could increase the purchasing power of players in our distribution channels. For more information, see “—Certain of our operations depend on independent distributors or wholesalers to sell our products, and we may be unable to replace distributors or acquire interests in wholesalers or distributors. In addition, we may be adversely impacted by the consolidation of retailers.”

Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and tastes change. Such preferences can change rapidly and in unpredictable ways due to a variety of factors, including changing levels of health consciousness among target consumers (including concerns about obesity and alcohol consumption), changes in prevailing economic conditions, changes in the demographic make-up of target consumers, changing social trends and attitudes regarding alcoholic beverages, changes in travel, vacation or leisure activity patterns, negative publicity resulting from regulatory action or litigation against us or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products in the category.

Competition with brewers and producers of alternative beverages in our various markets and an increase in the purchasing power of players in our distribution channels could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures and/or prevent us from increasing prices to recover higher costs, thereby causing us to reduce margins or lose market share. Further, we may not be able to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than we can to emerging trends, such as the increasing consumer preference for “craft beers” produced by similar microbreweries.

Additionally, the absence of level playing fields in some markets and the lack of transparency, or even certain unfair or illegal practices, such as tax evasion and corruption, may skew the competitive environment in favor of our competitors with material adverse effects on our profitability or ability to operate.

The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies and may be restricted by applicable laws and accounting principles. In particular, 28.8% (USD 13.1 billion) of our total revenue of USD 45.5 billion in 2016 came from our Brazilian listed subsidiary, Ambev, which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. If we are not able to obtain sufficient cash flows from our domestic and foreign subsidiaries and affiliated companies, this could adversely impact our ability to pay dividends, and otherwise negatively impact our business, results of operations and financial condition. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” for further information in this respect.

An inability to reduce costs could affect profitability.

Our future success and earnings growth depend in part on our ability to be efficient in producing, advertising and selling our products and services. A number of our subsidiaries are in the process of executing a major cost-saving and efficiency program and we are pursuing a number of initiatives to improve operational efficiency. If we fail for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term. Failure to generate significant cost savings and margin improvement through these initiatives could adversely affect our profitability and our ability to achieve our financial goals.

We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.

A substantial proportion of our operations are carried out in developing markets, representing approximately 52.8% of our 2016 revenue, which include Argentina, Bolivia, Brazil, China, Colombia, Ecuador, El Salvador, Honduras, India, Mexico, Mozambique, Nigeria, Paraguay, Peru, Russia, South Africa, Tanzania, Ukraine and Zambia.

Our operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include political instability or insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement. Such factors could affect our results by causing interruptions to our operations or by increasing the costs of operating in those countries or by limiting our ability to repatriate profits from those countries. The financial risks of operating in developing markets also include risks of illiquidity, inflation (for example, Brazil, Argentina, Turkey and Russia have periodically experienced extremely high rates of inflation), devaluation (see “—Our results of operations are affected by fluctuations in exchange rates”) (for example, the Brazilian, Argentine, Colombian, Peruvian, Turkish and several African currencies have been devalued frequently during the last several decades), price volatility, currency convertibility and country default.

In particular, the results of our Argentinian operations have been significantly impacted in U.S. dollar terms in recent years by political instability, fluctuations in the Argentine economy (such as the devaluation of the Argentine peso in December 2015), governmental actions concerning the economy of Argentina (such as Argentina’s selective default on its restructured debt in July 2014), inflation and deteriorating macroeconomic conditions in the country. Our subsidiary Ambev indirectly owns 100% of the issued share capital of a holding company with operating subsidiaries in Argentina and other South American countries. Continued deterioration of the Argentine economy, or new foreign exchange, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, our financial condition and operating results. Further devaluations of the Argentine peso (or the functional currencies of other of our operations) in the future, if any, may also decrease our net assets in Argentina (and other of our operations), with a balancing entry in our equity.

These various factors could adversely impact our business, results of operations and financial condition. Moreover, the economies of developing countries are often affected by developments in other developing market countries and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which we operate. Due to our geographic mix, these factors could affect us more than our competitors with less exposure to developing markets, and any general decline in developing markets as a whole could impact us disproportionately compared to our competitors.

We rely on the reputation of our brands.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products. The image and reputation of our products may be reduced in the future and concerns about product quality, even when unfounded, could tarnish the image and reputation of our products. An event, or series of events, that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly and may not be possible.

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited medium for advertising beer and other alcoholic beverage products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

Negative publicity, perceived health risks and associated government regulation may harm our business.

Media coverage, and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of beer, other alcoholic beverages or soft drinks were to decline significantly, sales of our products could decrease materially. In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries. This attention is the result of health concerns related to the harmful use of alcohol, including drunk driving, excessive, abusive and underage drinking and drinking while pregnant, as well as health concerns such as obesity and diabetes related to the overconsumption of food and soft drinks. Negative publicity regarding beer, other alcoholic beverage or soft drink consumption, publication of studies that indicate a significant health risk from the consumption of beer, other alcoholic beverages or soft drinks, or changes in consumer perceptions in relation to beer, other alcoholic beverages or soft drinks generally could adversely affect the sale and consumption of our products and could harm our business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns.

For example, in May 2013, the World Health Assembly endorsed the World Health Organization’s Global Action Plan for the Prevention and Control of Noncommunicable Diseases (NCDs) 2013–2020. The harmful use of alcohol has been cited as a risk factor for NCDs. The action plan for NCDs calls for at least a 10% relative reduction in the harmful use of alcohol, as appropriate, within national contexts. The United Nations’ Sustainable Development Goals, approved in September 2015, also aim to strengthen the prevention and treatment of substance abuse.

We may also be subject to laws and regulations aimed at reducing the availability of beer and other alcoholic beverage products in some of our markets to address alcohol abuse and other social issues. Concerns over alcohol abuse and underage drinking have also caused governments, including those in Argentina, Belgium, Mexico, Bolivia, Ecuador, Panama, Brazil, Peru, Chile, Australia, Vietnam, Singapore, the Netherlands, Russia and Ukraine, among others, to consider measures such as increased taxation (see “—The beer and beverage industry may be subject to adverse changes in taxation”), implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing our marketing and other commercial practices. For example, in December 2016, a ruling by the Supreme Court of India prohibited the sale of alcohol within 500 meters of all national and state highways in India effective 1 April 2017. Additional regulatory restrictions on our business, such as those on alcohol advertising, opening hours, drinking ages or marketing activities (including the marketing or selling of beer at sporting events), may cause the social acceptability of beer, other alcoholic beverages or soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on our business, financial condition and results of operations.

Moreover, key brand names are used by us, our subsidiaries, associates and joint ventures, and are licensed to third-party brewers. To the extent we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As a significant portion of our operations occur in developing and growth markets, there is a greater risk that we may be subject to negative publicity, in particular in relation to labor rights and local work conditions. Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes. Demand for beer is normally more depressed in our major markets in the Northern Hemisphere during the first and fourth quarters of each year, and our consolidated net revenue from those markets is therefore normally lower during this time. Although this risk is somewhat mitigated by our relatively balanced, global footprint in both hemispheres, we are still exposed to seasonality risks, which could adversely impact our business, results of operations and financial condition.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs.

There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather and precipitation patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities necessary for our products, such as barley, hops, sugar and corn. Climate change may also subject us to water scarcity and quality risks due to the large amounts of water required to produce our products, including water consumed in the agricultural supply chain. In the event that climate change causes water over-exploitation or has a negative effect on water availability or quality, the price of water may increase in certain areas and certain jurisdictions may enact unfavorable changes to applicable water-related taxes and regulations. Such measures, if adopted, could lead to increased regulatory pressures, production costs or capacity constraints. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

We are required to report greenhouse gas emissions, energy data and other related information to a variety of entities, and to comply with the wider obligations of the European Union Emissions Trading Scheme. If we are unable to measure, track and disclose information accurately and in a timely manner, we could be subject to civil penalties for non-compliance in the various European Union member states in which we operate. In addition, the need for us to comply with the European Union Emissions Trading Scheme could result in increased operational costs if we are unable to meet our compliance obligations and exceed our emission allocations. There is also a risk of new environmental regulation in many geographies where we operate, including the European Union, U.S., Mexico and China, among others. For example, in May 2014, the State Council of the People’s Republic of China issued a plan that sets compulsory reduction goals related to pollutant emissions, energy consumption and carbon emissions that could require additional investment, business capabilities or operational changes.

More generally, our operations are subject to environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability that might adversely affect our operations. The environmental regulatory climate in the markets in which we operate is becoming stricter, with a greater emphasis on enforcement. While we have continuously invested in reducing our environmental risks and budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that we will not incur a substantial environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future.

If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other liabilities.

We take precautions to ensure that our beverage products and our associated packaging materials (such as bottles, crowns, cans and other containers) meet accepted food safety and regulatory standards. Such precautions include quality-control programs and various technologies for primary materials, the production process and our final products. We have established procedures to correct issues or concerns that are detected.

In the event that any failure to comply with accepted food safety and regulatory standards (such as a contamination or a defect) does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Although we maintain insurance against certain product liability (but not product recall) risks, we may not be able to enforce our rights in respect of these policies, and, in the event that contamination or a defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We have been granted numerous trademark registrations and patents covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot be sure that trademark and patent registrations will be issued with respect to any of our applications. There is also a risk that we could, by omission, fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us.

Although we have taken appropriate action to protect our portfolio of intellectual property rights (including patent applications, trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. Moreover, some of the countries in which we operate offer less effective intellectual property protection than is available in Europe or the United States. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition and, in particular, on our ability to develop our business.

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.

We rely on third-party suppliers for a range of raw materials for our beer and non-beer products, such as malted barley, corn grits, corn syrup, rice, hops, water, flavored concentrate, fruit concentrate, sugar and sweeteners, and for packaging material, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

We seek to limit our exposure to market fluctuations in the supply of these raw materials by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans and glass bottles. Consolidation of the aluminum can industry and glass bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can and glass bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet the contractual obligations it owes to us or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with that supplier. Additionally, we may be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations. These factors could have a material impact on our production, distribution and sale of beer, other alcoholic beverages and soft drinks and have a material adverse effect on our business, results of operations, cash flows or financial condition.

A number of our key brand names are both licensed to third-party brewers and used by companies over which we do not have control. See “Item 4. Information on the Company—B. Business Overview—8. Licensing.” If we are unable to maintain such arrangements on favorable terms, this could have a material adverse effect on our business, results of operations, cash flows or financial condition.

We monitor brewing quality to ensure our high standards, but, to the extent that one of these key licensed brand names is subject to negative publicity, it could have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies and raw materials, we rely on a small number of important suppliers. In addition, certain of our subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause us to spend increased amounts on such supplies in the future. If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations.

Our business is highly regulated in many of the countries in which we or our licensed third parties operate. The regulations adopted by the authorities in these countries govern many parts of our operations, including brewing, marketing and advertising (in particular to ensure our advertising is directed to individuals of legal drinking age), environmental protection, transportation, distributor relationships and sales. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties or loss of operating licenses. We are also routinely subject to new or modified laws and regulations with which we must comply in order to avoid claims, fines and other penalties, which could adversely impact our business, results of operations and financial condition. We may also be subject to laws and regulations aimed at reducing the availability of beer and other alcoholic beverage products in some of our markets to address alcohol abuse and other social issues, see “—Negative publicity, perceived health risks and associated government regulation may harm our business.” There can be no assurance that we will not incur material costs or liabilities in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with our beer, other alcoholic beverage and soft drinks businesses.

For further detail regarding common regulations and restrictions on us, see “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” and note 32 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016, for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

Moreover, companies in the alcoholic beverage industry and soft drink industry are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain beer and other alcoholic beverage producers from Brazil, Canada, Europe and the United States have been involved in class actions and other litigation seeking damages for, among other things, alleged marketing of alcoholic beverages to underage consumers. If any of these types of litigation were to result in fines, damages or reputational damage to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Our failure to satisfy our obligations under the Grupo Modelo settlement agreement could adversely affect our financial condition and results of operations.

The settlement agreement we reached with the U.S. Department of Justice in relation to the combination with Grupo Modelo includes certain transition services agreements as well as certain distribution guarantees for Constellation Brands, Inc. in the 50 states of the United States, the District of Columbia and Guam. Our compliance with our obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. Were we to fail to fulfill our obligations under the settlement, whether intentionally or inadvertently, we could be subject to monetary fines. See “Item 10. Additional Information—C. Material Contracts—Grupo Modelo Settlement Agreement.”

Our failure to satisfy our obligations under the SABMiller settlement agreement could adversely affect our financial condition and results of operations.

We entered into a consent decree with the U.S. Department of Justice in relation to the Transaction on 20 July 2016. As part of this consent decree, we agreed (i) not to acquire control of a distributor if doing so would result in more than 10% of our U.S. annual volume being distributed through majority owned distributorships in the U.S., (ii) not to terminate any wholesalers as a result of the Transaction, (iii) to review and modify certain aspects of our U.S. sales programs and policies to ensure that we do not limit the ability and incentives of independent distributors to sell and promote third-party brewers’ products and (iv) to notify the U.S. Department of Justice at least 30 days prior to the consummation of any acquisition of a beer brewer, importer, distributor or brand owner deriving more than USD 7.5 million in annual gross revenue from beer sold for further resale in the United States or from license fees generated by such sales, subject to certain exceptions. The consent decree will expire ten years after its approval by the U.S. federal district court in the District of Columbia, unless the court grants an extension. Our compliance with our obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. Were we to fail to fulfill our obligations under the settlement, whether intentionally or inadvertently, we could be subject to monetary fines. Our obligations under the settlement agreement (in particular the restrictions on our U.S. sales programs and policies) may also adversely impact our U.S. operations.

In other jurisdictions, we were required to make certain divestitures and to fulfill a number of other commitments as a condition to receiving regulatory clearance for the Transaction, and we are now in the process of fulfilling these commitments. For more information on commitments related to the Transaction, see “—We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, the Transaction has been subject to the review and authorization of various regulatory authorities, which have imposed conditions with which we are required to comply.”

The beer and beverage industry may be subject to adverse changes in taxation.

Taxation on beer, other alcoholic beverage and soft drink products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes (such as VAT). In many jurisdictions, excise and other indirect taxes and duties, including additional duties resulting from legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption of our products and by encouraging consumers to switch to other categories of beverages. These increases also adversely affect the affordability of our products and our profitability. In recent years, Russia, Ukraine, Australia, South Africa, Egypt and Singapore, among others, increased beer excise taxes.

In Russia, between 2009 and 2016, the beer excise rate increased nearly tenfold—from RUB 3/liter to RUB 20/liter. Similarly, in Ukraine, between 2013 and 2017, the beer excise tax increased 219.5% from UAH 0.87/liter in 2013 to UAH 2.78/liter in January 2017. These tax increases have resulted in significant price increases in both countries, have had a significant impact on our sales of beer in those countries, and may continue to do so. See “—Negative publicity, perceived health risks and associated government regulation may harm our business.”

In the United States, the brewing industry is subject to significant taxation. The U.S. federal government currently levies an excise tax of USD 18 per barrel (equivalent to approximately 117 liters) on beer sold for consumption in the United States. All states also levy excise and/or sales taxes on alcoholic beverages. From time to time, there are proposals to increase these taxes, and in the future, these taxes could increase. Increases in excise taxes on alcohol could adversely affect our United States business and its profitability.

In addition to excise taxes, additional charges may be levied in relation to tax stamps and other forms of fiscal marking. The cost of these marking schemes could adversely affect our businesses in the relevant countries (including their profitability).

Minimum pricing is another form of fiscal regulation that could affect our profitability. In 2012, the Scottish government legislated to introduce a minimum unit price for alcoholic beverages; the legality of this measure was upheld by the Scottish Court of Session in October 2016 after referral to the Court of Justice of the European Union in December 2015. The decision of the Court of Session is currently being appealed to the Supreme Court of the United Kingdom. In October 2013, Northern Ireland and the Republic of Ireland decided to implement a cross-border minimum unit price for alcoholic beverages calculated on a sale price per gram of alcohol, although the question of legality under the laws of the European Union remains to be determined.

Proposals to increase excise or other indirect taxes, including legislation regarding minimum alcohol pricing, may result from the current economic climate and may also be influenced by changes in public perceptions regarding the consumption of beer, other alcoholic beverages and soft drinks. To the extent that the effect of the tax reforms described above or other proposed changes to excise and other indirect duties in the countries in which we operate is to increase the total burden of indirect taxation on our products, our results of operations in those countries could be adversely affected.

In addition to excise and other indirect duties, we are subject to income and other taxes in the countries in which we operate. There can be no assurance that the operations of our breweries and other facilities will not become subject to increased taxation by national, local or foreign authorities or that we and our subsidiaries will not become subject to higher corporate income tax rates or to new or modified taxation regulations and requirements.

For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting and initiatives at the European Union level (including the anti-tax avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. Additionally, international global climate change negotiations and other international treaties, such as the Montreal Protocol, increasingly encourage countries to introduce regulations and other measures to mitigate greenhouse gas emissions, including carbon taxes. For more information on environmental regulations and taxation, see “—Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs.” Any such increases or changes in taxation would tend to adversely impact our results of operations.

We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, the Transaction has been subject to the review and authorization of various regulatory authorities, which have imposed conditions with which we are required to comply.

We are subject to antitrust and competition laws in the jurisdictions in which we operate. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, in June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by us and our Brazilian listed subsidiary, Ambev, has been subject to monitoring by antitrust authorities in Brazil. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Antitrust Matters” for more information. There can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation of existing antitrust or competition laws, the enforcement of existing antitrust or competition laws by competent authorities or civil antitrust litigation by private parties, or any agreements with competent antitrust or competition authorities, against us or our subsidiaries, including Ambev, will not affect our business or the businesses of our subsidiaries in the future or have a financial impact.

We had to obtain regulatory clearances for the Transaction in a number of jurisdictions. In connection with such regulatory clearances, we completed several divestitures on 11 October 2016 following completion of the Transaction, including the divestitures of SABMiller’s interest in MillerCoors, SABMiller’s portfolio of Miller brands, SABMiller’s Peroni, Grolsch and Meantime brand families and SABMiller’s 49% interest in CR Snow. In addition, on 13 December 2016, we announced that we had entered into an agreement to sell the SABMiller businesses in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) for divestiture to Asahi Group Holdings, Ltd. (“Asahi”), conditional on the European Commission’s approval of Asahi as a suitable purchaser. On 15 December 2016, we announced we had entered into an agreement to sell SABMiller’s stake in Distell Group Limited, comprised of 58,674,000 ordinary shares or approximately 26.4% of Distell’s issued share capital, to the Public Investment Corporation (SOC) Limited (the “Distell Divestiture”), which remains subject to the approval of the South African competition authorities. Certain regulatory authorities have imposed further conditions in connection with their approval of the Transaction, including the United States, South Africa, Botswana, Malawi, Zambia, Zimbabwe, Ecuador, Colombia, El Salvador, Australia and Moldova.

The terms and conditions of any authorizations, approvals and/or clearances obtained to date, or other actions taken by a regulatory authority following the closing of the Transaction to obtain further authorizations, approvals and/or clearances may require, among other things, the divestiture of our assets or businesses to third parties, changes to our operations, restrictions on our ability to operate in certain jurisdictions, restrictions on the two businesses combining their operations in certain jurisdictions or other commitments to regulatory authorities regarding ongoing operations. Any such actions could have a material adverse effect on our business and diminish substantially the synergies and the advantages which we expect to achieve from the Transaction.

In addition, divestitures and other commitments made in order to obtain regulatory approvals, or our failure to comply with such commitments, may have an adverse effect on our business, results of operations, financial condition and prospects. These or any conditions, remedies or changes also reduce the price we are able to obtain for such disposals or imposing additional costs on or limiting our revenues, any of which might have a material adverse effect on us and our results of operations.

Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

On 28 January 2014, a subsidiary of our subsidiary Ambev acquired from us a 50% equity interest in Cervecería Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, we indirectly own, through our subsidiary Ambev, a 50% equity interest in Cervecería Bucanero S.A. The other 50% equity interest is owned by the Government of Cuba. Cervecería Bucanero S.A. is operated as a joint venture in which Ambev appoints the general manager. Cervecería Bucanero S.A.’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our non-U.S. subsidiaries. In 2016, Cervecería Bucanero S.A. sold 1.7 million hectoliters, representing about 0.3% of our global volume of 500 million hectoliters for the year. Although Cervecería Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).

The U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions based on U.S. foreign policy towards Cuba. Although our operations in Cuba through our subsidiary Ambev are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the identification of Cuba as a target of U.S. economic and trade sanctions.

In addition, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future. Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. In 2009, we received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Cervecería Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by us through our former ownership and management of the company. Although we have attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claim or as to the claimants’ standing to pursue it.

We may not be able to recruit or retain key personnel.

In order to develop, support and market our products, we must hire and retain skilled employees with particular expertise. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies.

We face various challenges inherent in the management of a large number of employees across diverse geographical regions. It is not certain that we will be able to attract or retain key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

We are exposed to labor strikes and disputes that could lead to a negative impact on our costs and production level.

Our success depends on maintaining good relations with our workforce. In several of our operations, a majority of our workforce is unionized. For instance, a majority of the hourly employees at our breweries in several key countries in different geographies are represented by unions. Our production may be affected by work stoppages or slowdowns as a result of disputes under existing collective labor agreements with labor unions. We may not be able to satisfactorily renegotiate our collective labor agreements when they expire and may face tougher negotiations or higher wage and benefit demands. Furthermore, a work stoppage or slowdown at our facilities could interrupt the transport of raw materials from our suppliers or the transport of our products to our customers. Such disruptions could put a strain on our relationships with suppliers and clients and may have lasting effects on our business even after the disputes with our labor force have been resolved, including as a result of negative publicity.

Our production may also be affected by work stoppages or slowdowns that affect our suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress or for other reasons.

A strike, work stoppage or slowdown within our operations or those of our suppliers, or an interruption or shortage of raw materials for any other reason (including, but not limited to, financial distress, natural disaster or difficulties affecting a supplier) could have a material adverse effect on our earnings, financial condition and ability to operate our business.

Our United States organization has approximately 5,100 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters, which expire on 28 February 2019.

Information technology failures could disrupt our operations.

We rely on information technology systems to process, transmit and store electronic information. A significant portion of the communication between our personnel, customers and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers or other security issues.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We have also entered into various information technology services agreements pursuant to which our information technology infrastructure is outsourced to leading vendors.

The information systems of former AB InBev and SABMiller are subject to integration. Any failure or delay to such integration could have a material adverse effect on our business, results of operations, cash flows or financial condition.

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our business within the operating regions served. Any transitions of processes to, from or within shared services centers as well as other transformational projects could lead to business disruptions. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through a security breach. As with all information technology systems, our system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes.

We take various actions with the aim of minimizing potential technology disruptions, such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing disaster recovery plans and reviewing risk management processes. Notwithstanding our efforts, technology disruptions could disrupt our business. For example, if outside parties gained access to confidential data or strategic information and appropriated such information or made such information public, this could harm our reputation or our competitive advantage. More generally, technology disruptions could have a material adverse effect on our business, results of operations, cash flows or financial condition.

While we continue to invest in new technology monitoring and cyberattack prevention systems, we nonetheless experience attempted breaches of our technology systems and networks from time to time. In 2016, as in previous years, we experienced attempted breaches of our technology systems and networks. None of the attempted breaches of our systems (as a result of cyberattacks, security breaches or similar events) had a material impact on our business or operations or resulted in material unauthorized access to our data or our customers’ data.

Natural and other disasters could disrupt our operations.

Our business and operating results could be negatively impacted by natural, social, technical or physical risks such as a widespread health emergency (or concerns over the possibility of such an emergency), earthquakes, hurricanes, flooding, fire, water scarcity, power loss, loss of water supply, telecommunications and information technology system failures, cyberattacks, labor disputes, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

Our insurance coverage may not be sufficient.

We purchase insurance for director and officer liability and other coverage where required by law or contract or where considered to be in our best interest. In accordance with the Co-operation Agreement, we have also procured the provision of directors’ and officers’ insurance for former directors and officers of SABMiller for a period of six years following the completion of the Transaction. Even though we maintain these insurance policies, we self-insure most of our insurable risk. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in Belgium, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Belgian authorities, our auditors are not currently inspected by the PCAOB.

This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality-control procedures of any auditors operating in Belgium, including our auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in Belgium makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality-control procedures as compared to auditors outside of Belgium that are subject to PCAOB inspections.

We may not be able to realize all of the anticipated benefits and synergies of the Transaction, including as a result of difficulty in integrating the businesses of the companies involved, and any such benefits and synergies will be offset by the significant transaction fees and other costs we incurred in connection with the Transaction.

Achieving the advantages of the Transaction depends partly on the rapid and efficient combination of our activities with SABMiller, two companies of considerable size that functioned independently and were incorporated in different countries, with geographically dispersed operations, and with different business cultures and compensation structures.

The integration process continues to involve inherent costs and uncertainties. These uncertainties are exacerbated because SABMiller was active in new or developing markets in which former AB InBev did not have significant operations, and because former AB InBev had little opportunity to perform detailed due diligence on SABMiller prior to the announcement of the Transaction. We may face increased exposure to certain risks as a result of the Transaction. For example:

•

SABMiller had entered into important strategic partnerships in a number of Eurasian and African countries. We may face challenges in continuing to develop collaborative relationships with these partners in order to ensure that decisions are taken in such partnerships which promote our strategic and business objectives.

•

SABMiller operated its business and markets its products in certain countries that are less developed, have less stable legal systems and financial markets, and are potentially more corrupt business environments than Europe and the United States, and therefore present greater political, economic and operational risks. There is a risk that improper actions taken by our employees or representatives of our subsidiaries, affiliates, associates, joint ventures or other business interests may expose us to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with such misconduct, even if unwarranted or baseless, could damage our reputation and sales.

Furthermore, there is no assurance that the Transaction will achieve the benefits we anticipate from the integration. We believe that the consideration paid was justified, in part, by the procurement and engineering savings, brewery and distribution efficiency gains, best practice sharing and other cost savings, synergies and benefits that we expect to achieve by combining our operations with SABMiller’s operations. However, these expected savings, gains, synergies and other benefits may not be achieved, and the assumptions upon which we determined the consideration paid to the former SABMiller shareholders in connection with the

Transaction may prove to be incorrect. The implementation of the Transaction and the successful integration of SABMiller’s operations also requires a significant amount of management time and, thus, may affect or impair management’s ability to implement the integration of the businesses effectively.

In addition, we have incurred and may continue to incur significant transaction fees and other costs associated with the Transaction. These fees and costs are substantial and include financing, financial advisory, legal and accounting fees and expenses. In addition, we may face additional unanticipated costs as a result of the integration, which would offset any realized synergy benefits resulting from the Transaction.

Finally, the agreement which we have entered into with Altria Group Inc. (“Altria”), pursuant to which we agreed to provide assistance and co-operation and to give certain representations, indemnities and undertakings to Altria in relation to certain matters relevant to Altria under U.S. tax legislation (as amended from time to time, the “Tax Matters Agreement”), imposes some limits on our ability to effect some reorganizations after the completion of the Transaction, which may limit our capacity to integrate SABMiller’s operations. See “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SABMiller—Tax Matters Agreement” for more information.

Although the cost savings and other synergies contemplated by the Transaction are significant, there can be no assurance that we will realize these benefits in the time expected, or at all. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on our business, results of operations and financial condition.

The uncertainties about the effects of the Transaction could materially and adversely affect our businesses and operations.

Uncertainty regarding the effect of the Transaction could cause disruptions to our businesses. Customers, distributors, other business partners and other parties that have business relationships with us may defer the consummation of other transactions or other decisions concerning our businesses, or seek to change existing business relationships. For example, on 21 December 2016, we announced that we entered into an agreement to sell our stake in Africa’s largest bottler, Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”) to The Coca-Cola Company pursuant to SABMiller’s prior contractual arrangements with The Coca-Cola Company. In addition, key employees of either former AB InBev or the SABMiller Group could leave their employment because of the uncertainties about their roles in the AB InBev Group or because of a general desire not to remain with the AB InBev Group. Such uncertainties and disruptions related to the Transaction could disrupt our business and have an unfavorable material effect on our financial position, our income from operations and our competitive position.

Our size, contractual limitations we are subject to and our position in the markets in which we operate may decrease our ability to successfully carry out further acquisitions and business integrations.

In the past, we have made acquisitions of, investments in and joint ventures and similar arrangements with other companies and businesses. Much of our growth in recent years is attributable to such transactions, including, in addition to the Transaction, the combination of Interbrew S.A. and Ambev in 2004, the combination of InBev and Anheuser-Busch in 2008 and the combination of AB InBev and Grupo Modelo in 2013.

We may be unsuccessful in the implementation of future acquisitions, investments or joint ventures or alliances.

We will need to identify suitable acquisition targets and agree on the terms with them if we are to make further acquisitions. Our size, contractual limitations to which we are subject and our position in the markets in which we operate may make it harder to identify suitable targets, including because it may be harder for us to obtain regulatory approval for future transactions. If appropriate opportunities do become available, we may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

In addition, after completion of any transaction in the future, we may be required to integrate the acquired companies, businesses or operations into our existing operations. Such transactions may also involve the assumption of certain actual or potential, known or unknown liabilities, which may have a potential impact on our financial risk profile. These risks and limitations may limit our ability to implement our global strategy and our ability to achieve future business growth.

An impairment of goodwill or other intangible assets would adversely affect our financial condition and results of operations.

We have previously recognized significant goodwill on our balance sheet through acquisitions. For example, as a result of the combination with Grupo Modelo in 2013, we recognized USD 19.6 billion of goodwill on our balance sheet and recorded several brands from the Grupo Modelo business (including brands in the Corona brand family, among others) as intangible assets with indefinite useful lives with a fair value of USD 4.7 billion. Similarly, as a result of the 2008 Anheuser-Busch acquisition, we recognized USD 32.9 billion of goodwill on our balance sheet and recorded several brands from the Anheuser-Busch business (including brands in the Budweiser brand family, among others) as intangible assets with indefinite useful lives with a fair value of USD 21.4 billion.

Additionally, upon completion of the Transaction, we recognized USD 73.7 billion of incremental goodwill on our balance sheet.

Our accounting policy considers brands and distribution rights for our own products as intangible assets with indefinite useful lives, which are tested for impairment on an annual basis (or more often if an event or circumstance indicates that an impairment loss may have been incurred) and not amortized. After the completion of the Transaction, we recorded brands and other intangibles from the SABMiller business as intangible assets with indefinite useful lives, with a fair value of USD 19.9 billion.

As of 31 December 2016, our goodwill amounted to USD 136.5 billion and intangible assets with indefinite useful lives amounted to USD 42.3 billion. If the continuing integration of our businesses with SABMiller’s businesses meets with unexpected difficulties or if the combined business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

We may be unable to influence our associates in which we have minority investments.

A portion of our global portfolio consists of associates in new or developing markets, including investments where we may have a lesser degree of control over the business operations. For example, through our investment in the beverage operations of Société des Brasseries et Glacières Internationales and B.I.H. Brasseries Internationales Holding Limited we have exposure to a number of countries in Africa, and through our investment in Anadolu Efes, we have exposure to Turkey and countries in the Commonwealth of Independent States. We face several challenges inherent to these various culturally and geographically diverse business interests. Although we work with our associates on the implementation of appropriate processes and controls, we also face additional risks and uncertainties with respect to these minority investments because we may be dependent on systems, controls and personnel that are not under our control, such as the risk that our associates may violate applicable laws and regulations, which could have an adverse effect on our business, reputation, results of operations and financial condition. For more information, see “—If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause our reputation, our sales or our profitability to suffer.”

Risks Related to Our Ordinary Shares and American Depositary Shares

The market price of our Ordinary Shares and ADSs may be volatile.

The market price of our Ordinary Shares and ADSs may be volatile as a result of various factors, many of which are beyond our control. These factors include, but are not limited to, the following:

•	market expectations for our financial performance;

•	actual or anticipated fluctuations in our results of operations and financial condition;

•	changes in the estimates of our results of operations by securities analysts;

•	investor perception of the impact of the Transaction on us and our shareholders;

•

the conversion of Restricted Shares into Ordinary Shares, the Restricted Shares becoming so convertible on 10 October 2021, subject to certain limited exceptions (see “Item 10—Additional Information—B. Memorandum and Articles of Association and Other Share Information—Form and Transferability of Our Shares—Restricted Shares—Conversion in Ordinary Shares”);

•

potential or actual sales of blocks of our Ordinary Shares or ADSs in the market by any shareholder or short selling of our Ordinary Shares or ADSs. Any such transaction could occur at any time or from time to time, with or without notice;

•	the entry of new competitors or new products in the markets in which we operate;

•	volatility in the market as a whole or investor perception of the beverage industry or of our competitors; and

•	the occurrence of any of the matters discussed in the risk factors mentioned in this section.

The market price of our Ordinary Shares and ADSs may be adversely affected by any of the preceding or other factors regardless of our actual results of operations and financial condition.

Our largest shareholder may use its significant interest to take actions not supported by our other shareholders.

As of 31 December 2016, our largest shareholder, Stichting Anheuser-Busch InBev (the “Stichting”), owned 34.29% of our voting rights (and the Stichting and certain other entities acting in concert with it (within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and/or the Belgian Law of 2 May 2007 on the disclosure of significant holdings in listed companies) held, in aggregate, 43.84% of our voting rights), based on the number of shares outstanding on 31 December 2016, excluding the 85,540,392 treasury shares held by us and our subsidiaries, Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. (see “Item 7. Major Shareholders and Related Party Transactions —A. Major Shareholders”). In accordance with our articles of association, the Stichting has the ability to effectively control the election of a majority of our board of directors, as a result of which, under Belgian law, it has control of us. It is also able to have a significant influence on the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, going private transactions and other extraordinary items. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect.

The interests and time horizons of the Stichting may differ from those of other shareholders. As a result of its influence on our business, the Stichting could prevent us from making certain decisions or taking certain actions that would protect the interests of our other shareholders. For example, this concentration of ownership may delay or prevent a change of control of Anheuser-Busch InBev SA/NV, even in the event that this change of control may benefit other shareholders generally. Similarly, the Stichting could prevent us from taking certain actions that would dilute its percentage interest in our shares, even if such actions would generally be beneficial to us and/or to other shareholders. These and other factors related to the Stichting’s holding of a significant interest in our shares may reduce the liquidity of our shares and ADSs and their attractiveness to investors.

We may be unable to pay dividends.

As a general matter, we cannot guarantee that we will pay dividends in the future. The payment of dividends will depend on factors such as our business outlook, cash flow requirements and financial performance, the state of the market and the general economic climate and other factors, including tax and other regulatory considerations. In particular, in light of the increased debt that resulted from completion of the Transaction, deleveraging remains a priority and may restrict the amount of dividends we are able to pay. In addition, we must, under Belgian law and our articles of association, before we proceed with any dividend payment, allocate an amount equal to 5% of our annual net profit on an unconsolidated basis to a legal reserve in our unconsolidated financial statements until the reserve reaches 10% of our share capital, in accordance with Belgian accounting principles.

Fluctuations in the exchange rate between the euro, the South African rand, the Mexican peso and the U.S. dollar may increase the risk of holding our ADSs and Ordinary Shares.

Our Ordinary Shares currently trade on Euronext Brussels in euros and we have secondary listings of our shares on the Johannesburg Stock Exchange in South African rand and on the Mexican Stock Exchange (Bolsa Mexicana de Valores) in Mexican pesos. Our ADSs trade on the New York Stock Exchange (“NYSE”) in U.S. dollars. Fluctuations in the exchange rate between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of our Ordinary Shares trading in different currencies and between the value of our Ordinary Shares and ADSs, which may result in heavy trading by investors seeking to exploit such differences. Similarly, uncertainty over fiscal and budgetary challenges in the United States, Mexico, South Africa and/or Europe may negatively impact global economic conditions, and could trigger sharply increased trading and consequent market fluctuations, which would increase the volatility of, and may have an adverse effect upon, the price of our Ordinary Shares or ADSs.

In addition, as a result of fluctuations in the exchange rate between the U.S. dollar, the euro, the South African rand and the Mexican peso, the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in Belgium, South Africa or Mexico of any shares withdrawn from the American Depositary Receipt (“ADR”) depositary and the U.S. dollar equivalent of any cash dividends paid in euros on our Ordinary Shares represented by the ADSs could also decline.

Future equity issuances may dilute the holdings of current shareholders or ADS holders and could materially affect the market price of our Ordinary Shares or ADSs.

We may in the future decide to offer additional equity to raise capital or for other purposes, in compliance with applicable Belgian legislation. Any such additional offering could reduce the proportionate ownership and voting interests of holders of our Ordinary Shares and ADSs, as well as our earnings per share or ADS and net asset value per share or ADS, and any offerings by us or our main shareholders could have an adverse effect on the market price of our Ordinary Shares and ADSs.

We entered into a registration rights agreement requiring us to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all registrable shares held by the holders of Restricted Shares (the “Restricted Shareholders”) no earlier than five years after completion of the Transaction, at which point the Restricted Shares will become eligible for conversion into Ordinary Shares at the option of the Restricted Shareholder. As of the closing of the Transaction, Restricted Shares represented 16.14% of our outstanding share capital. Although the Restricted Shares are generally subject to certain holdback and suspension periods until 21 October 2021, the Restricted Shares, once they are converted to Ordinary Shares, are not subject to a “lock-up” or similar restriction under the registration rights agreement. Accordingly, sales of large numbers of Ordinary Shares may be made upon registration of such shares with the SEC in accordance with the terms of the registration rights agreement. Registration and sales of our Ordinary Shares effectuated pursuant to the registration rights agreement will increase the number of shares being sold in the public market and may increase the volatility of the price of our Ordinary Shares and ADSs.

Investors may suffer dilution if they are not able to participate in equity offerings, and our ADS holders may not receive any value for rights that we may grant.

Our constitutional documents provide for preference rights to be granted to our existing shareholders unless such rights are disapplied by resolution of our shareholders’ meeting or the Board of Directors. Our shareholders’ meeting or our Board of Directors may disapply such rights in future equity offerings, while no preference rights apply to capital increases through contributions in kind. In addition, certain shareholders (including shareholders resident in, or citizens of, certain jurisdictions, such as the United States, Australia, Canada and Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislative or regulatory framework. In particular, there can be no assurance that we will be able to establish an exemption from registration under the Securities Act and we are under no obligation to file a registration statement with respect to any such preferential subscription rights or underlying securities or to endeavor to have a registration statement declared effective under the Securities Act (other than as set out in the Registration Rights Agreement) (see “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SABMiller” for more information on the Registration Rights Agreement). As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

If rights are granted to our shareholders, but the ADR depositary is unable to sell rights corresponding to shares represented by ADSs that are not exercised by, or distributed to, our ADS holders, or if the sale of such rights is not lawful or reasonably practicable, the ADR depositary will allow the rights to lapse, in which case ADS holders will receive no value for such rights.

ADS holders may not be able to exercise their right to vote the shares underlying our ADSs.

Holders of ADSs may be entitled to exercise voting rights with respect to the Ordinary Shares represented by our ADSs only in accordance with the provisions of the deposit agreement (as amended from time to time, the “Deposit Agreement”), dated 30 June 2009, as amended from time to time, among former AB InBev, The Bank of New York Mellon, as depositary, and the owners and holders of American Depositary Shares from time to time under the Deposit Agreement, to which we are successor-in-interest. The Deposit Agreement provides that, upon receipt of a notice of any meeting of holders of our Ordinary Shares, the depositary will, if we so request, distribute to the ADS holders a notice which shall contain (i) such information as is contained in the notice of the meeting sent by us, (ii) a statement that the ADS holder as of the specified record date shall be entitled to instruct the ADR depositary as to the exercise of voting rights and (iii) a statement as to the manner in which instructions may be given by the holders.

Under the Deposit Agreement, holders of ADSs may instruct the depositary to vote the shares underlying their ADSs, but they will only receive the notice described above if we ask the depositary to ask for their instructions. Otherwise, ADS holders will not be able to exercise their right to vote, unless they withdraw the Ordinary Shares underlying the ADSs they hold. However, ADS holders may not know about the meeting far enough in advance to withdraw those shares. If we ask for the instructions of ADS holders, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. We cannot guarantee ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote, and there may be nothing they can do if the shares underlying their ADSs are not voted as requested.

ADS holders may be subject to limitations on the transfer of their ADSs or the withdrawal of the underlying Ordinary Shares from the deposit facility.

ADSs are transferable on the books of the ADR depositary. However, the ADR depositary may refuse to deliver, transfer or register transfers of ADSs generally when the books of the depositary are closed or if such action is deemed necessary or advisable by the depositary or by us because of any requirement of law or of any government or governmental body or commission or under any provision of the Deposit Agreement. Moreover, the surrender of ADSs and withdrawal of Ordinary Shares may be suspended subject to the payment of fees, taxes and similar charges or if we direct the depositary at any time to cease new issuances and withdrawals of our Ordinary Shares during periods specified by us in connection with shareholders’ meetings, the payment of dividends or as otherwise reasonably necessary for compliance with any applicable laws or government regulations.

Shareholders may not enjoy under Belgian corporate law and our articles of association certain of the rights and protections generally afforded to shareholders of U.S. companies under U.S. federal and state laws and the NYSE rules.

We are a public limited liability company incorporated under the laws of Belgium. Shareholders may not enjoy under Belgian corporate law and our articles of association certain of the rights and protections generally afforded to shareholders of U.S. companies under U.S. federal and state laws and the NYSE rules. The rights provided to our shareholders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and/or state laws. In general, the Belgian Corporate Governance Code is a code of best practice applying to Belgian listed companies on a non-binding basis. The Belgian Corporate Governance Code applies a “comply or explain” approach, that is, companies may depart from the Belgian Corporate Governance Code’s provisions if, as required by law, they give a reasoned explanation of the reasons for doing so.

We rely on a provision in the NYSE Listed Company Manual that allows us to follow Belgian corporate law and the Belgian Corporate Governance Code with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. See “Item 16G. Corporate Governance” for additional information on these differences. In particular, the NYSE rules require a majority of the directors of a listed U.S. company to be independent while, in Belgium, only three directors need be independent. Our board currently comprises three independent directors and twelve directors not deemed to be “independent” under the NYSE listing standards. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.” The NYSE rules further require that each of the nomination, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. All voting members of our Audit Committee are independent for purposes of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our Audit Committee, Nomination Committee and Remuneration Committee have members who would not be considered independent under NYSE rules, and therefore our Audit Committee, Nomination Committee and Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of the independence of these committees. However, our Audit Committee, Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and whom we consider to be free of any business or other relationship which could materially interfere with the exercise of their independent judgment. See “Item 6. Directors, Senior Management and Employees—C. Board Practices —Information about Our Committees—General.”

Under Belgian corporate law, other than certain limited information that we must make public, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of AB InBev, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders may release a director from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the shareholders’ meeting deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination.

For additional information on these and other aspects of Belgian corporate law and our articles of association, see “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information.” As a result of these differences between Belgian corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as a shareholder of our company than you would as a shareholder of a U.S. company.

As a “foreign private issuer” in the United States, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC.

As a “foreign private issuer,” we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

It may be difficult for investors outside Belgium to serve process on or enforce foreign judgments against us.

We are a Belgian public limited liability company. Certain of the members of our Board of Directors and Executive Board of Management and certain of the persons named herein are non-residents of the United States. All or a substantial portion of the assets of such non-resident persons and certain of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court pursuant to the relevant provisions of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal which are exhaustively listed in Article 25 of the Belgian Code of Private International Law. In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We are the world’s largest brewer by volume and one of the world’s top five consumer products companies by revenue. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a diversified portfolio of well over 500 beer and other malt beverage brands. These include brands with significant international distribution, such as Budweiser, Corona (except in the United States), Stella Artois, Beck’s, Leffe, Hoegaarden, Castle Lager (except in the United States), Castle Lite (except in the United States), and Redd’s (except in the United States); and brands primarily distributed to local markets such as Bud Light and Michelob Ultra in the United States; Corona Light, Modelo Especial, Negra Modelo, Victoria and Pacifico in Mexico; Skol, Brahma and Antarctica in Brazil; Quilmes in Argentina; Jupiler in Belgium and the Netherlands; Franziskaner in Germany; Klinskoye and Sibirskaya Korona in Russia; Chernigivske in Ukraine; Harbin and Sedrin in China; Cass in South Korea; Carling Black Label and Hansa Pilsener in South Africa; Aguila and Poker in Colombia; Hero in Nigeria; Cristal and Pilsen Callao in Peru; Victoria Bitter and Carlton Draught in Australia; and Safari and Kilimanjaro in Tanzania. We also produce and distribute soft drinks, particularly in Central and South America and Africa, and other near beer products, such as Lime-A-Rita and other Rita family products in the United States and Mexico; MixxTail in China, Argentina and other countries; and Skol Beats in Brazil.

Our dedication to quality goes back to a brewing tradition of more than 600 years with the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with origins in St. Louis, U.S.A. since 1852, and the history of the South African Breweries with its origins in Johannesburg in 1895. As of 31 December 2016, we employed more than 200,000 people, with operations in 50 countries across the world. Given the breadth of our operations, we report our results under the following six regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific. We also report the results of Global Export and Holding Companies, which includes our global headquarters, the export businesses which have not been allocated to the regions and the interim supply agreement with Constellation Brands, Inc. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our geographic regions.

Our 2016 volumes (beer and non-beer) were 500 million hectoliters and our revenue amounted to USD 45.5 billion.

Registration and Main Corporate Details

Anheuser-Busch InBev SA/NV was incorporated on 3 March 2016 for an unlimited duration under the laws of Belgium under the original name Newbelco SA/NV, and is the successor entity to former AB InBev, which was incorporated on 2 August 1977 for an unlimited duration under the laws of Belgium under the original name BEMES. It has the legal form of a public limited liability company (naamloze vennootschap/société anonyme). Its registered office is located at Grand-Place/Grote Markt 1, 1000 Brussels, Belgium, and it is registered with the Register of Legal Entities of Brussels under the number 0417.497.106. Our global headquarters are located at Brouwerijplein 1, 3000 Leuven, Belgium (tel.: +32 16 27 61 11). Our agent in the United States is Anheuser-Busch InBev Services LLC, 250 Park Avenue, 2nd Floor, New York, NY 10177.

We are a publicly traded company, with our primary listing on Euronext Brussels under the symbol ABI. We also have secondary listings on the Johannesburg Stock Exchange under the symbol ANH and the Mexican Stock Exchange under the symbol ANB. ADSs representing rights to receive our Ordinary Shares are listed and trade on the NYSE under the symbol BUD.

History and Development of the Company

Our dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium. In 1717, Sébastien Artois, master brewer of Den Hoorn, took over the brewery and renamed it Sébastien Artois. In 1987, the two largest breweries in Belgium merged: Brouwerijen Artois NV, located in Leuven, and Brasserie Piedboeuf SA, founded in 1853 and located in Jupille, resulting in the formation of Interbrew SA. Interbrew operated as a family-owned business until December 2000, the time of its initial public offering on Euronext Brussels. The period since the listing of Interbrew on Euronext Brussels has been marked by increasing geographical diversification.

Since 2000, we have completed the following major combinations, acquisitions and sales:

•	In 2002, Interbrew acquired Beck’s for 3.5 billion German marks.

•

In 2004, Interbrew combined with Ambev, a Brazilian company originally formed by the combination of Brahma and Antarctica in 1999-2000, resulting in the creation of InBev. Ambev is listed on the New York Stock Exchange and on the São Paulo Stock Exchange. As of 31 December 2016, we had a 61.9% voting and economic interest in Ambev.

•	In July 2008, InBev combined with Anheuser-Busch by way of an offer for USD 54.8 billion, as a result of which we changed our name to Anheuser-Busch InBev SA/NV.

•

In July 2009, we completed the sale of our South Korean subsidiary, Oriental Brewery, to an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) for USD 1.8 billion. We retained the right, but not the obligation, to reacquire Oriental Brewery five years after the closing of the transaction based on predetermined financial terms. In 2014, we completed the reacquisition of Oriental Brewery from KKR and Affinity Equity Partners.

•

In 2009, we completed the sale of our operations in Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia to CVC Capital Partners for an enterprise value of USD 2.2 billion.

•	In 2013, we announced the completion of our combination with Grupo Modelo in a transaction valued at USD 20.1 billion, following which we owned approximately 95% of Grupo Modelo’s outstanding shares.

•

In 2013, in another transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its U.S. business to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate. The transaction included the sale of Grupo Modelo’s Piedras Negras brewery, Grupo Modelo’s 50% stake in Crown Imports and perpetual rights to certain of Grupo Modelo’s brands in the United States. As a consequence, we have granted Constellation Brands, Inc. the exclusive and perpetual right to market and sell Corona and certain other Grupo Modelo brands in the 50 states of the United States, the District of Columbia and Guam. In December 2016, we also completed the sale of our brewery plant located in Obregón, Sonora, México to Constellation Brands, Inc. for a sale price of approximately USD 600 million.

•

In 2015, we acquired all outstanding Grupo Modelo shares held by third parties through a mandatory tender offer and, by August 2015, Grupo Modelo was transformed from a publicly listed Mexican company into a Mexican limited liability company (sociedad de responsabilidad limitada) and became 100% owned by us.

On 11 November 2015, our board and the board of SABMiller announced that an agreement had been reached on the terms of a recommended acquisition by us of the entire issued and to be issued share capital of SABMiller, pursuant to a Belgian-law merger by absorption under the Belgian Companies Code (the “Belgian Merger”) whereby a holding company is merged into its subsidiary, with the subsidiary being the surviving company. On 7 October 2016, we acquired control of SABMiller and on 10 October 2016, we completed the business combination. The Transaction was valued at a gross purchase consideration of USD 114 billion.

As a result of the Belgian Merger, former AB InBev merged into Newbelco, and Newbelco became the holding company for the Combined Group. All assets and liabilities of former AB InBev were transferred to Newbelco, and Newbelco was automatically substituted for former AB InBev in all its rights and obligations by operation of Belgian law. Newbelco was renamed Anheuser-Busch InBev SA/NV, and former AB InBev was dissolved by operation of Belgian law.

In connection with the Transaction, we have transferred SABMiller’s business in Panama to Ambev in exchange for Ambev’s businesses in Colombia, Peru and Ecuador. We have also completed or announced certain divestitures, in each case with the goal of proactively addressing potential regulatory considerations regarding the Transaction, including the following:

•

On 11 October 2016, we completed the previously announced sale of SABMiller’s entire interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller), together with rights to the Miller brand globally, to Molson Coors for USD 12 billion.

•

On 11 October 2016, we completed the previously announced sale of SABMiller’s Peroni, Grolsch and Meantime brand families and their associated businesses in Italy, the Netherlands, the United Kingdom and internationally (excluding certain rights in the United States) to Asahi Group Holdings, Ltd. (“Asahi”), valued by the transaction at EUR 2,550 million on a debt free/cash-free basis.

•	On 11 October 2016, we completed the previously announced sale of SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd. for USD 1.6 billion.

•

On 13 December 2016, we announced that, pursuant to our commitments to the European Commission in connection with the Transaction, we had entered into a binding agreement with Asahi to sell the former SABMiller businesses in Poland, the Czech Republic, Slovakia, Hungary and Romania for EUR 7.3 billion. The sale of SABMiller’s businesses in Central and Eastern Europe is conditional on the European Commission’s approval of Asahi as a suitable purchaser and is expected to close in the first half of 2017.

•

On 15 December 2016, we announced that we had entered into a binding agreement to sell our interest in Distell Group Limited (comprised of 58,674,000 ordinary shares or approximately 26.4% of Distell’s issued share capital) to Public Investment Corporation Limited, acting on behalf of the Government Employees Pension Fund. The Distell Divestiture remains subject to the approval of the South African competition authorities.

Furthermore, during 2015 and 2016, we performed a series of other investments and disposals. For further details, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.”

B. BUSINESS OVERVIEW

1.	STRENGTHS AND STRATEGY

Strengths

We believe that the following key strengths will drive the realization of our strategic goals and reinforce our competitive position in the marketplace:

Global platform with strong market positions in key markets

We are the world’s largest brewer and believe we hold leading positions in the majority of our key markets, based on strong brands and the benefits of scale. We believe this enables us to invest significant sales and marketing resources in our brands, achieve attractive sourcing terms, generate cost savings through centralization and operate under a lean cost structure. Our global reach provides us with a strong platform to grow our global and multi-country brands, while developing local brands tailored to regional tastes and trends. We benefit from a global distribution network which, depending on the location, is either owned by us or is based on strong partnerships with wholesalers and local distributors.

We have been the global leader in the brewing industry by volume for the past nine years, and, in 2016, were one of the largest consumer products companies worldwide, measured by EBITDA, as defined. We hold the number one position in terms of total market share of beer by volume, based on our estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. We estimate that we hold the number three position in total market share of beer by volume and the number one position by volume in the fast-growing premium beer category in China, the world’s largest beer market by volume.

We believe that we can realize sufficient upside potential by using our strong platform to grow our global and multi-country brands while developing local brands tailored to regional tastes and trends.

Geographic diversification

Our geographically diversified platform balances the growth opportunities of developing markets with the stability and strength of developed markets. With significant operations in both the Southern and Northern Hemispheres, we benefit from a natural hedge against local or regional market, economic and seasonal volatility.

Developed markets represented approximately 47.2% of our 2016 revenue and developing markets represented 52.8% of our 2016 revenue. Our developing markets include Argentina, Brazil, Bolivia, China, Colombia, Ecuador, El Salvador, Honduras, India, Mexico, Mozambique, Nigeria, Paraguay, Peru, Russia, South Africa, Tanzania, Ukraine and Zambia.

Strong brand portfolio with global brands, multi-country brands and local brands

Our strong brand portfolio addresses a broad range of demand for different types of beer, comprising three brand categories:

•

Global brands: Capitalizing on common values and experiences which appeal to consumers across borders, our three global brands, Budweiser, Corona and Stella Artois, have the strength to be marketed worldwide;

•

Multi-country brands: With a strong consumer base in their home market, our multi-country brands, Beck’s, Castle Lager, Castle Lite, Hoegaarden and Leffe, bring international flavor to selected markets, connecting with consumers across continents; and

•

Local brands: Offering locally popular tastes, local brands such as Aguila, Bud Light, Cass, Cristal, Harbin, Skol Victoria and Victoria Bitter connect particularly well with consumers in their home markets.

With well over 500 brands, of which 18 had an estimated retail sales value of over USD 1 billion in 2016, we believe our portfolio is the strongest in the industry. Seven of our brands—Budweiser, Bud Light, Stella Artois, Skol, Corona, Aguila and Brahma—are ranked among the Global Top Ten most valuable beer brands by BrandZ™.

Our strategy is to focus our attention on our core to premium brands. As a result, we make clear brand choices and seek to invest in those brands that build deep connections with consumers and meet their needs. We seek to replicate our successful brand initiatives, market programs and best practices across multiple geographic markets.

Africa plays a unique role in the AB InBev Group

We believe that Africa, as a continent, has hugely attractive markets with increasing GDPs, a growing middle class and expanding economic opportunities. Africa is also growing in importance in the context of the global beer industry. It is expected that the African continent will represent approximately 8.1% of the global beer industry by volumes by 2025, up from approximately 6.5% in 2014, with beer volumes in Africa expected to grow at nearly three times the rate of global beer volumes between 2014 and 2025.

Former AB InBev did not have any significant operations in Africa and we believe that the continent will play a vital role in our future, building upon the strong history and success of SABMiller in the region dating back to the nineteenth century.

On 14 April 2016, we announced that we had entered into an agreement with the South African Government in terms of which we made commitments to contribute to South Africa (the “EDD Agreement”). Such commitments, which were largely included on the conditions issued by the South African Competition Commission when approving the Transaction, relate to sustained employment numbers, agricultural development, enterprise development, local production and procurement, the maintenance of the former SABMiller’s Zenzele Broad Based Black Economic Empowerment Scheme (the “Zenzele Scheme”) until it matures in 2020 and the creation of a new ownership scheme, the participation of small beer brewers in the South African market, investment in initiatives aimed at promoting advancements in education, business and environmental sustainability and the reduction of harmful use of alcohol in South African society, and a commitment to locate the regional head office for Africa in and manage and operate from Johannesburg.

We will disburse equally over a five-year period running from the completion of the Transaction, through direct investments and through a fund established by us, an aggregate amount of ZAR 1.0 billion (USD 0.07 billion) for investment in the programs in South Africa contemplated by the EDD Agreement.

As a sign of our commitment to South Africa, in January 2016, former AB InBev completed a secondary (inward) listing of its Ordinary Shares on the Johannesburg Stock Exchange. On 11 October 2016, our Ordinary Shares were listed on the Johannesburg Stock Exchange, through a secondary listing, which replaced former AB InBev’s previous secondary listing. We have also announced our commitment to working in partnership with the City of Johannesburg to reduce the harmful use of alcohol.

Strong consumer insights-driven brand development capabilities

As a consumer insights-driven company, we continue to strive to understand the values, lifestyles and preferences of both today’s and tomorrow’s consumers. We expect that this will allow us to remain relevant, as well as build fresh appeal and competitive advantage through innovative products and services tailored to meet evolving consumer needs. We believe that consumer demand can be best anticipated by a close relationship between our innovation and insight teams in which current and expected market trends trigger and drive research processes. Successful examples of recently developed products include Budweiser Prohibition Brew (Canada), Corona Cero (Mexico), Jupiler 0.0 (Belgium), Best Damn Root Beer and Michelob Ultra 16 ounce aluminum bottle (United States), Brahma Extra Lager, Red Lager and Weiss, and Skol Beats Secret (Brazil), Mixxtail Bartender Series and Patagonia Draught (Argentina), Brahma and Pilsen 340ml (Paraguay), Harbin Wheat (China), and Mixxtail (Korea).

We believe that our internal excellence programs, such as our World Class Commercial Program, are a major competitive advantage. The World Class Commercial Program is an integrated marketing and sales execution program designed to continuously improve the quality of our sales and marketing capabilities and processes by ensuring they are fully understood by all relevant employees and consistently followed.

Strict financial discipline

World-class efficiency has been, and will remain, a long-term focus across all markets, all lines of business and under all economic circumstances. Avoiding unnecessary costs is a core competency within our culture. We aim to be efficient with our overhead expenses in order to spend more effectively to grow our company. As a result, we have implemented, and will continue to develop, programs and initiatives aimed at reducing non-commercial expenses. This strict financial discipline has allowed us to develop a “Cost—Connect—Win” model in which overhead expenses are minimized in order to maximize our sales and marketing investments designed to connect with our consumers, win market share and achieve long-term, profitable growth.

We have a number of group-wide cost efficiency programs in place, including:

•

Zero-Based Budgeting or ZBB: Under Zero-Based Budgeting (“ZBB”), budget decisions are unrelated to the previous year’s levels of expenditure and require justification starting from a zero base each year. Employee compensation is closely tied to delivering on zero-based budgets. ZBB has been successfully introduced into all of our major markets, as well as our global headquarters.

•

Voyager Plant Optimization or VPO: Voyager Plant Optimization (“VPO”) aims to bring greater efficiency and standardization to our brewing operations and to generate cost savings, while at the same time improving quality, safety and the environment. VPO also entails assessment of our procurement processes to maximize purchasing power and to help us achieve the best results when purchasing a range of goods and services. Behavioral change towards greater efficiencies is at the core of this program, and comprehensive training modules have been established to assist our employees with the implementation of VPO in their daily routines.

•

Business Shared Services Centers: We have established a number of business shared services centers across our business segments which focus on transactional and support activities within our group. These centers help to standardize working practices and identify and disseminate best practices.

We expect the Transaction to generate synergies and cost savings as we continue our integration with SABMiller. We have updated our synergy and cost savings expectation from USD 2.45 billion per annum as of August 2016 to USD 2.8 billion per annum on a constant currency basis. Of our original expectation of USD 2.45 billion per annum, we announced USD 1.4 billion per annum as transaction synergies, and USD 1.05 billion per annum was previously announced by SABMiller as cost savings initiatives. From this total, USD 547 million per annum was reported by SABMiller as of 31 March 2016, and USD 282 million per annum was captured between 1 April 2016 and 31 December 2016. The balance of approximately USD 2.0 billion is expected to be captured in the next three to four years and is expected to come mainly from:

•

procurement and engineering savings are expected to be generated from third party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and reengineering of associated processes across our cost base;

•

brewery and distribution efficiency gains are expected to be generated from the alignment of brewery, bottling and shipping productivity including: reduced water, energy usage, and extract losses, as well as optimization of other brewery and distribution processes across geographies;

•

savings are expected to be generated from sharing best practices such as ZBB and other cost management best practices, efficiency improvements and productivity enhancements across our administrative operations; and

•	the realignment of overlapping administrative costs are expected to generate synergies through the optimization of the corporate headquarters and overlapping regional headquarters.

Experienced management team with a strong track record of delivering synergies through business combinations

During the last two decades, our management, including the management of our predecessor companies, has executed a number of merger and acquisition transactions of varying sizes, with acquired businesses being successfully and smoothly integrated into our operations, realizing significant synergies. Notable historical examples include the creation of Ambev in 2000 through the combination of Brahma and Antarctica, the acquisition of Beck’s by Interbrew in 2002, the combination of Ambev and Quilmes in 2003, Ambev gaining control of Labatt in 2004 and the creation of InBev in 2004 from the combination of Interbrew and Ambev. More recent examples include the combination with Anheuser-Busch in November 2008, the combination with Grupo Modelo in June 2013, the reacquisition of Oriental Brewery, the leading brewer in South Korea, in April 2014, and the Transaction in 2016.

Our strong track record also extends to successfully integrating brands such as Budweiser, Corona and Stella Artois into our global brand portfolio and distribution network, including leveraging Ambev’s distribution channels in Latin America and Canada.

We are utilizing these skills and experiences with the goal of completing the integration of former AB InBev and SABMiller in a timely fashion, with minimal disruption to the business, and maximizing the capture of cost synergies.

Strategy

Our strategy is based on our Dream of Bringing People Together for a Better World

We strive to achieve this every day. By combining scale, resources and energy with the needs of communities, we believe we have the drive and tools to help make it happen.

We are committed to driving long-term growth and creating value for our business partners and stakeholders. Through our products, brands and investment in communities, we are excited to work toward the Dream: Bringing People Together for a Better World.

With operations in virtually every major beer market and an expanded portfolio that includes global, multi-country and local brands, we provide more choices for consumers around the world and believe we can better meet their needs and expectations. We expect that our expanded reach will help grow our global and multi-country brands, while we continue to develop local brands tailored to regional tastes and trends.

Building on what both AB InBev and SABMiller have done in the past, we will demonstrate our commitments through our Better World platform. Through our reach, resources and energy, we are addressing the needs of our communities by building:

•	A growing world, where everyone has the opportunity to improve their livelihood;

•	A cleaner world, where natural resources are shared and preserved for the future; and

•	A healthier world, where every experience with beer is a positive one, for lives well-lived.

For further information about our Dream of Bringing People Together for a Better World, see “—13. Social and Community Matters.”

With our strong brand portfolio, we are “bringing people together” in ways that few others can. By building common ground, strengthening human connections and helping our consumers share unique experiences, we are able to achieve something together that cannot be accomplished alone.

Organic revenue growth

We aim to grow our revenue organically ahead of the industry benchmark of volume growth plus inflation, on a country-by-country basis. To achieve this goal, we build on the work undertaken by former AB InBev and SABMiller in developing a deep understanding of both consumers’ needs and the occasions when they enjoy beer and other alcohol beverages. Some of our insights from this work include the following:

•	consumers around the world are more similar than different;

•

our brands must remain relevant to existing consumers, be capable of winning new consumers, and secure their long-term brand loyalty. We should continue to invest to drive strong consumer preference for our brands and continued premiumization of our brand portfolio;

•

opportunities exist to develop brands and offerings to gain share of alcohol in non-traditional beer occasions. We should further strengthen brand innovation in order to stay ahead of market trends and maintain consumer appeal;

•

we should seek to build connections with our consumers at the point-of-sale, in partnership with distributors, off-trade retailers and on-trade points-of-sale, by further improving the quality of the consumer’s shopping experience and consumption occasions; and

•	we must leverage social and digital media platforms to reach out to existing and potential consumers and build connections with our brands.

These insights enable us to better understand the key moments of consumption, and to focus our sales, marketing, product development and other brand-building activities on capturing a greater share of these consumption opportunities. We believe that, by understanding, embracing and enriching consumption moments and occasions, we have the opportunity to accelerate revenue growth and deliver increased shareholder value.

These insights have led to the identification of our four global commercial priorities:

•	growing our global brands;

•	premiumizing and invigorating beer;

•	elevating lager; and

•	developing the near beer segment.

Cost management and efficiency

We strive to continuously improve efficiency by unlocking the potential for variable and fixed-cost savings by seeking to:

•

maintain long-term cost increases below inflation, benefiting from the application of cost efficiency programs such as Zero-Based Budgeting and Voyager Plant Optimization, internal and external benchmarking, as well as from our size;

•	leverage the Global Procurement Office to generate further cost savings, and build on our supplier relationships to bring new ideas and innovation to our business; and

•

continue to share best practices across all functions, as well as benchmark performance externally against other leading companies. Cost management and efficiency will be part of an ongoing process, and fueled by an ownership mindset.

2.	PRINCIPAL ACTIVITIES AND PRODUCTS

We produce, market, distribute and sell a strong portfolio of well over 500 beer and malt beverage brands. We have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our regions.

Our production and distribution facilities and other assets are predominantly located in the same geographical areas as our consumers. We set up local production when we believe that there is substantial potential for local sales that cannot be addressed in a cost-efficient manner through exports or third-party distribution into the relevant country. Local production also helps us to reduce, although it does not eliminate, our exposure to currency movements.

The table below sets out the main brands we sell in the markets listed below as of 31 December 2016. We expect that significant growth opportunities will arise from marketing our brand portfolio through a largely complementary distribution network, and applying the best practices of former AB InBev and SABMiller across the Combined Group.

Country by Region	Brands
North America
Canada	Beer: Alexander Keith’s, Archibald, Bass, Beck’s, Bud Light, Budweiser, Busch, Corona, Hoegaarden, Kokanee, Labatt 50, Labatt Blue, Labatt Blue Light, Lakeport, Leffe, Lucky, Michelob Ultra, Mike’s Hard Lemonade, Mill Street, Okanagan, Oland, Palm Bay, Stanley Park, Stella Artois
United States	Beer: 10 Barrel, Bass, Beck’s, Best Damn, Blue Point, Breckenridge, Bud Light, Bud Light Lime, Budweiser, Busch, Busch Light, Devil’s Backbone, Elysian, Four Peaks, Golden Road, Goose Island, Hoegaarden, Karbach, Leffe, Lime-A-Rita Family, Michelob Ultra, Natural Light, Rolling Rock, Shock Top, Spiked Seltzer, Stella Artois
Latin America West
Colombia	Beer: Bahia, Aguila family, Bogota Beer Company, Bud Light, Budweiser, Club Colombia family, Cola y Pola, Corona, Costeña family, Modelo Especial, Pilsen family, Poker family, Redd’s, Stella Artois
Non-Beer: Pony Malta
Ecuador	Beer: Budweiser, Club, Conquer, Manantial, Pony Malta, Pilsener family
Non-Beer: Manantial water, Pony Malta
El Salvador	Beer: Barena, Camagua, Cantina, Golden Light, Pilsener family

Country by Region	Brands
Honduras	Beer: Barena, Corona, Imperial, Port Royal, SalvaVida
Mexico	Beer: Barrilito, Bocanegra, Bud Light, Budweiser, Corona, Corona Cero (non-alcoholic), Corona Light, Cucapá, Day of the Dead, Estrella, Ideal, Leon, Mexicali, Modelo Ambar, Modelo Especial, Modelo Trigo, Montejo, Negra Modelo, Pacifico, Stella Artois, Tijuana, Tropical, Victoria
Peru	Beer: Arequipeña, Backus Ice, Brahma, Budweiser, Corona, Cristal, Cristal Ultra, Cusqueña family, Fiesta Real, Löwenbräu, Pilsen Callao, Pilsen Trujillo, San Juan
Non-Beer: Agua Tonica Backus, Cristalina Backus, Guarana Backus, Maltin Power, San Mateo water, Viva Backus
Latin America North
Brazil	Beer: Antarctica, Bohemia, Brahma, Budweiser, Colorado, Corona, Hoegaarden, Leffe, Skol, Stella Artois
Non-Beer: Guaraná Antarctica, Pepsi, Fusion, Gatorade, Lipton
Dominican Republic	Beer: Bohemia, Brahma, Budweiser, Corona, Hoegaarden, Leffe, Presidente, Stella Artois, The One
Non-Beer: 7UP, Pepsi, Red Rock
Guatemala	Beer: Beck’s, Brahva, Bud Light, Budweiser, Corona, Hoegaarden, Leffe, Modelo Especial, Stella Artois
Panama	Beer: 507, Atlas, Balboa family
Non-Beer: 7UP, Agua Brisa, Malta Alfa, Malta Vigor, Mirinda, Pepsi family, Pony Malta
Latin America South
Argentina(1)	Beer: Andes, Beck’s, Brahma, Budweiser, Corona, Franziskaner, Hoegaarden, Iguana, Leffe, Löwenbräu, MixxTail, Negra Modelo, Norte, Patagonia, Pilsen, Quilmes, Stella Artois
Non-Beer: 7UP, Gatorade, H2OH!, Mirinda, Paso de los Toros, Pepsi, Tropicana
Bolivia	Beer: Corona, Huari, MixxTail, Paceña, Stella Artois, Taquiña
Non-Beer: 7UP, Pepsi
Chile	Beer: Baltica, Becker, Brahma, Budweiser, Corona, Stella Artois
Paraguay	Beer: Baviera, Brahma, Budweiser, Corona, Mixxtail, Ouro Fino, Pilsen, Stella Artois
Uruguay	Beer: Norteña, Patricia, Pilsen, Zillertal
Non-Beer: 7UP, H2OH!, Pepsi
EMEA
United Kingdom	Beer: Bass, Beck’s, Boddingtons, Brahma, Budweiser, Camden Town, Corona, Cubanisto, Hoegaarden, Leffe, Stella Artois
France	Beer: Beck’s, Belle-Vue, Boomerang, Budweiser, Corona, Cubanisto, Hoegaarden, Leffe, Loburg, Stella Artois
Italy	Beer: Beck’s, Birra Del Borgo family, Budweiser, Corona, Franziskaner, Hoegaarden, Leffe, Löwenbräu, Spaten, Stella Artois
Spain	Beer: Beck’s, Budweiser, Cervezas La Virgen, Corona, Dorada family, Estrella Canaria, Franziskaner, Kelson, Leffe, Saturday, Stella Artois, Tropical family
Russia	Beer: Bagbier, Brahma, Bud, Corona, Franziskaner, Hoegaarden, Klinskoye, Leffe, Löwenbräu, Sibirskaya Korona, Spaten, Stella Artois, T, Tolstiak
Ukraine	Beer: Beck’s, Bud, Chernigivske, Corona, Hoegaarden, Leffe, Rogan, Staropramen, Stella Artois, Taller, Yantar
Belgium	Beer: Beck’s, Belle-Vue, Budweiser, Corona, Ginette family, Hoegaarden, Jupiler, Kwak, Leffe, Stella Artois, Tripel Karmeliet, Vieux Temps
Netherlands	Beer: Beck’s, Corona, Dommelsch, Hertog Jan, Hoegaarden, Jupiler, Leffe, Stella Artois
Luxembourg	Beer: Beck’s, Diekirch, Hoegaarden, Jupiler, Leffe, Mousel, Stella Artois
Germany	Beer: Beck’s, Corona, Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten
Botswana	Beer: Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite, Flying Fish, Hansa Pilsener, Redd’s, St. Louis family
Non-Beer: Bonaqua, Chibuku, Keone Mooka Mague
Ghana	Beer: Castle Milk Stout, Club Premium Lager, Club Shandy, Eagle, Stone Lager
Non-Beer: Beta Malt, Chibuku
Kenya	Beer: Castle Lager, Castle Lite, Castle Milk Stout, Crown Lager, Nile Special, Redd’s
Non-Beer: Konyagi
Lesotho	Beer: Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Flying Fish, Hansa Pilsener, Maluti Premium Lager, Redd’s

Country by Region	Brands
Malawi	Beer: Carling Black Label, Castle Lager, Castle Lite
Non-Beer: Chibuku, Chibuku Super, Maheu
Mozambique	Beer: 2M, Carling Black Label, Castle Lite, Flying Fish, Hansa Pilsener, Impala, Laurentina family, Manica, Redd’s
Namibia	Beer: Carling Black Label, Castle Lager, Castle Lite, Flying Fish
Nigeria	Beer: Castle Lager, Castle Lite, Castle Milk Stout, Eagle, Grand Lager, Hero, Redd’s, Trophy
Non-Beer: 1960 Rootz, Beta Malt, Chibuku, Grand Malt, Maheu, Royal Eagle spirits
South Africa	Beer: Brutal Fruit, Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite, Castle Milk Stout, Flying Fish, Hansa Marzen Gold, Hansa Pilsener, Lion, No 3 Fransen Street, Redd’s family, Sarita
Swaziland	Beer: Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Flying Fish, Hansa Pilsener, Redd’s, Sibebe
Non-Beer: Chibuku, Imphilo, Imvelo
Tanzania	Beer: Balimi, Bingwa, Castle Lager, Castle Lite, Castle Milk Stout, Eagle, Kilimanjaro, Ndovu Special Malt, Redd’s, Safari
Non-Beer: Chibuku, Chibuku Super, Grand Malt, Konyagi, Nzagamba
Uganda	Beer: Chairman’s ESB, Castle Lite, Castle Milk Stout, Club Pilsener, Eagle family, Flying Fish, Nile family, Redd’s
Non-Beer: Chibuku
Zambia	Beer: Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite Eagle, Flying Fish, Mosi, Redd’s, Rhino
Non-Beer: Chibiku, Chibuku Super, Super Maheu
Asia Pacific
Australia	Beer: Abbotsford Invalid Stout, Aguila, Alpha Pale Ale, Beck’s, Beez Neez, Budweiser, Carlton family, Carlton Dry family, Cascade family, Corona, Crown Lager, Dogbolter, Yak family, Foster’s family, Great Northern Brewing Co family, Helga, Hoegaarden, Leffe, Matilda Bay family, Melbourne Bitter, Minimum Chips, NT Draught, Pacific Radler, Powers Gold, Pure Blonde family, Redback, Reschs, Sheaf Stout, Stella Artois, Victoria Bitter
Non-Beer: Black Douglas spirits, Bulmers family, Cougar spirits, Dirty Granny, Kopparberg family, Mercury family, Strongbow family
China	Beer: Beck’s, Big Boss, Budweiser, Corona, Ginsber, Harbin, Hoegaarden, Leffe, MixxTail, Sedrin, Stella Artois
India	Beer: Black Partridge, Budweiser, Foster’s, Haywards 2000, Haywards 5000, Knock Out, Royal Challenge
South Korea	Beer: Budweiser, Cass, Corona, Hoegaarden, OB, Stella Artois, Victoria Bitter
Vietnam	Beer: Budweiser, Zima, Zorok

(1)	In connection with obtaining regulatory clearance for the Transaction in Argentina, we are holding separate SABMiller’s businesses in Argentina until approval is granted by the Argentine antitrust authorities. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The uncertainties about the effects of the Transaction could materially and adversely affect our businesses and operations,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, the Transaction has been subject to the review and authorization of various regulatory authorities, which have imposed conditions with which we are required to comply.”

The table below sets out our sales broken down by business segment for the periods shown:

	2016(3)		2015(2)		2014(2)
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	15,698	34.5%	15,603	35.8%	16,093	34.2%
Latin America West	5,188	11.4%	4,079	9.4%	4,756	10.1%
Latin America North	8,461	18.6%	9,096	20.9%	11,269	23.9%
Latin America South	2,850	6.3%	3,331	7.6%	2,825	6.0%
EMEA	6,010	13.2%	4,128	9.5%	4,973	10.6%
Asia Pacific	6,074	13.3%	5,784	13.3%	5,230	11.1%
Global Export and Holding Companies	1,237	2.7%	1,582	3.6%	1,917	4.1%

Total	45,517	100.0%	43,604	100.0%	47,063	100.0%

Notes:

(1)	Revenue is turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).

(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2015 and 31 December 2014 have been restated to reflect this allocation.
(3)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2016 Compared to the Year Ended 31 December 2015—Revenue” and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014—Revenue.”

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 12.4% of consolidated volumes in 2016, 9.6% of consolidated volumes in 2015 and 10.2% of consolidated volumes in 2014. In terms of revenue, our non-beer activities generated 9.0% of consolidated revenue in 2016 compared to 6.9% in 2015 and 8.4% in 2014 based on our actual historical financial information for these periods.

	Beer(1)(3)			Non-Beer(4)			Consolidated
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Volume (million hectoliters)	438	413	411	62	44	47	500	457	459
Revenue(2) (USD million)	41,421	40,595	43,116	4,096	3,009	3,947	45,517	43,604	47,063

Notes:

(1)	Beer volumes and revenue include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe.
(2)	Revenue is turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).
(3)	The beer category includes flavored malt beverages, such as the Rita family of beverages and MixxTail.
(4)	The non-beer category includes soft drinks and certain other beverages.

Beer

Our brands are our foundation and the cornerstone of our relationships with consumers. We invest in our brands to create long-term and sustainable competitive advantages by meeting the various needs and expectations of consumers and by developing leading brand positions around the globe.

On the basis of quality and price, beer can be differentiated into the following categories:

•	Premium or high-end brands;

•	Core brands; and

•	Value, discount or sub-premium brands.

Our brands are positioned across all of these categories. For example, a brand like Stella Artois generally targets the premium category across the globe, while a brand like Skol targets the core segment in Brazil and Natural Light targets the sub-premium category in the United States. We have a particular focus on core to premium categories but are also present in the value category where the market structure in a particular country necessitates this presence.

Our portfolio includes:

International Distribution

•

Beck’s, the world’s number one German beer, is renowned for uncompromising quality. It is brewed today, just as it was in 1873, with a rigorous brewing process and a recipe using only four natural ingredients. Beck’s adheres to the strictest quality standards of the German Reinheitsgebot (Purity Law). Beck’s is brewed in various countries, including the United States.

•

Budweiser is one of the top selling beers in the United States. Globally, Budweiser volumes have grown every year since 2010, including growth of 1.3% in 2016. Budweiser sales outside the United States represented over 65.4% of global Budweiser volume in 2016, driven by strong growth in Asia, Brazil and Europe. Budweiser was a sponsor of the 2014 FIFA World Cup™ and has confirmed its sponsorship of the 2018 and 2022 FIFA World Cups™.

•

Castle Lager is popularly described as South Africa’s national beer, first brewed in Johannesburg in 1895, using local hops, creating a somewhat dry taste with bitterness and undertones of malt. Castle Lager is the official sponsor to several South African sporting associations, including the national football and cricket teams.

•

Castle Lite was first brewed in South Africa in 1994 with a mission to provide the coldest and most refreshing beer on the South African market. Today, it is an Africa-wide premium brand enjoyed in 11 countries and continues to innovate brewing techniques to keep its beer “extra cold.”

•

Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in more than 120 countries. In 2016, it was ranked number six in the BrandZ™ list of most valuable beer brands worldwide. We granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo beer brands in the 50 states of the United States, the District of Columbia and Guam, including Victoria, Modelo Especial, Pacifico and Negra Modelo.

•

Hoegaarden is a high-end Belgian wheat (or “white”) beer. Based on its brewing tradition dating back to 1445, Hoegaarden is top fermented and then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

•	Leffe, a rich, full-bodied beer that hails from Belgium, has the longest heritage in our beer portfolio and is available in over 70 countries worldwide.

•

Redd’s was originally launched in South Africa as a bold, crisp apple ale in 1996. It led South African Breweries’ efforts to compete in the cider category in South Africa. As SABMiller expanded, Redd’s has since launched in surrounding southern African countries, the United States, Poland, Russia, Romania and Colombia. Flavor and alcohol by volume extensions have characterized launches beyond South Africa. We granted Molson Coors a perpetual, exclusive right to market and sell Redd’s and certain other former SABMiller brands in the United States.

•

Stella Artois is the number one Belgian beer in the world according to Plato Logic Limited. Stella Artois is distributed in over 90 countries worldwide and has strong global potential. Stella Artois is a premium lager whose roots trace back as early as 1366 in the town of Leuven, Belgium. This legacy of quality and elegance is reflected in its iconic chalice and exacting 9-step Pouring Ritual. Stella Artois is a premium lager with a heritage dating back more than 600 years. The top three markets for Stella Artois are the United Kingdom, the United States and Canada. Building upon the strength of this brand in the United Kingdom, we launched Stella Artois Cidre in 2011, Stella Artois Cidre Pear in 2012 and Stella Artois Cidre Raspberry in 2014. In the United States, Stella Artois Cidre was launched in 2013.

North America

•

Bud Light is the best-selling beer in the United States and the leader in the premium light category. It is the official sponsor of the NFL (National Football League) with a sponsorship agreement most recently extended to 2022. In the United States, its share of the premium light category in 2016 was approximately 55%, more than the combined share of the next two largest brands (based on IRI estimates).

•

Michelob Ultra was rolled out nationally in the United States in 2002 and is estimated to be the number eight brand by volume in the United States in 2016 according to Beer Marketer’s Insights. Michelob Ultra was the fastest growing beer brand in the United States in 2015 and 2016, according to IRI.

Latin America West

•

Modelo Especial is a full-flavored pilsner beer brewed with premium two-row barley malt for a slightly sweet, well-balanced taste with a light hop character and crisp finish. Brewed since 1925, it was created to be a “model” beer for all of Mexico and stands for pride and authenticity.

•	Victoria is a Vienna-style lager and one of Mexico’s most popular beers. Victoria was produced for the first time in 1865, making Victoria Mexico’s oldest beer brand.

•	Aguila is a classic Colombian beer and was first brewed in 1913.

•	Cristal is Peru’s leading beer, brewed since 1922. With a clean, crisp taste and dedication to quality, Cerveza Cristal is a favorite among Peruvians.

•	Pilsen Callao, first brewed 150 years ago in Peru, offers a clean and simple taste of a true Pilsner.

•	Poker is a Pilsner lager which has been enjoyed by Colombians for its traditional, bittersweet taste since 1929.

Latin America North

•	Antarctica is the third-most consumed beer in Brazil according to Plato Logic Limited.

•	Brahma is the second-most consumed beer in Brazil according to Plato Logic Limited. It was one of the Brazilian official sponsors of the 2014 FIFA World Cup™ in Brazil.

•

Skol is the leading beer brand in the Brazilian market according to Plato Logic Limited. Skol has been a pioneer and innovator in the beer category, engaging with consumers and creating new market trends, especially with entertainment initiatives such as music festivals and as a sponsor of the Rio Olympics.

Latin America South

•

Quilmes is the leading beer in Argentina, according to AC Nielsen, and a national icon with its striped light blue and white label linked to the colors of the Argentine national flag and football team.

EMEA

•	Chernigivske is the best-selling brand of beer in Ukraine and is a favorite brand among football fans, as sponsor of the Ukrainian national team.

•

Jupiler is the market leader in Belgium and the official sponsor of the most important Belgian professional football league, the Jupiler League. It is also the sponsor of the Belgian national football team.

•	Klinskoye, which is our largest brand in Russia, originated near Moscow.

•	Sibirskaya Korona, first established as a local Siberian brand with proud Siberian values, has grown into a national premium brand sold throughout Russia.

•	Carling Black Label is a pale lager brewed in South Africa with a distinctive banana aroma.

•	Hero, a Nigerian beer brewed using local sorghum and malted barley, reached sales of 1 million hectoliters within two years of launch.

•	Hansa Pilsener is brewed in true pilsener style, using Saaz hops which are responsible for the brand’s unique hoppy aroma.

•	Kilimanjaro is a beer balanced by both malt and maize, reflecting its Tanzanian origins. Light in color, it is a refreshing and light drinking beer.

•	Safari is a full-flavored, full-bodied beer brewed in Tanzania with a rich golden color and taste.

Asia Pacific

•	Cass is the market leader in South Korea.

•	Harbin is a national brand with its roots in the northeast of China. Harbin was the 10th largest beer brand in the world in 2015 according to Plato Logic.

•	Sedrin is a strong regional brand that originated in China’s Fujian province.

•	Carlton Draught is a traditional, full-strength lager and one of Australia’s most popular selling tap beers.

•

Victoria Bitter was first brewed in the 1850s by the founder of Victoria Brewery. Today, it is brewed with a unique combination of ingredients, including Australian pale malt, the brewery’s own special yeast and “Pride of Ringwood” hops grown in Victoria and Tasmania.

In certain markets, we also distribute products of other brewers under licenses, such as Kirin in the United States and Staropramen in Russia and Ukraine. Within Europe, Compañía Cerveçera de Canarias (in the Canary Islands) brews Carlsberg under license. Additionally, Compañía Cerveçera de Canarias has an agreement to distribute Guinness in the Canary Islands.

We also have an agreement for the long-term licensing of the family-owned Kopparberg cider products in selected markets where Kopparberg does not have an existing interest.

Non-Alcoholic Malt Beverages

We take pride in empowering consumers to make smart drinking choices. As part of our 2025 Global Smart Drinking Goals, we are committed to ensuring that 20% of our global beer volume will be dedicated to no- and lower-alcohol products by the end of 2025. This commitment ensures that consumers have ample choice when making their responsible drinking decisions.

We have continued to expand our global portfolio of non-alcoholic beverages, which currently houses over 15 brands. Brahma 0.0% is the number one non-alcoholic beer in Brazil, reaching over 70% market share in the non-alcoholic beer category in 2016, according to AC Nielsen. Jupiler, Budweiser and Corona each launched non-alcoholic variants in 2016. Hoegaarden continues to expand its Radler solution, with the launch of a 0.0% alcohol by volume (“ABV”) variant also in 2016. See “—Beer” for more information.

Near Beer

Some of our recent innovations, which often involve other malt beverages, have stretched beyond typical beer occasions, such as the Rita family in the United States and MixxTail in China and Argentina. These innovations are designed to grow the near beer category and improve our market share of alcoholic beverage categories other than beer by addressing changing consumer trends and preferences, including, for example, a preference for sweeter tasting liquids with higher alcohol content.

Non-Beer

Soft Drinks

While our core business is beer, we also have an important presence in the soft drink market. We have soft drink operations in Africa and Latin America, and our subsidiary Ambev has soft drinks operations in South America and the Caribbean. Soft drinks include both carbonated and non-carbonated soft drinks.

As of 31 March 2016, SABMiller bottled and distributed Coca-Cola products in Honduras, El Salvador, Panama, South Africa, Botswana, Comores, Lesotho, Mayotte, Swaziland and Zambia.

On 2 July 2016, SABMiller completed a transaction with The Coca-Cola Company and Gutsche Family Investments to combine the bottling operations of their non-alcoholic ready-to-drink beverages businesses in southern and east Africa, to form Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”). CCBA is Africa’s largest bottler, initially serving 10 countries. In addition, in a related transaction on 2 July 2016, the SABMiller Group’s Appletiser brands were sold to The Coca-Cola Company and a further nine non-alcoholic ready-to-drink brands in Africa were acquired by, or perpetually licensed to, The Coca-Cola Company.

On 10 October 2016, The Coca-Cola Company announced its intention to acquire SABMiller’s stake in CCBA, following completion of the Transaction. On 21 December 2016, we announced that we entered into an agreement to sell our stake in CCBA to The Coca-Cola Company.

Our soft drinks business includes both our own brands and agreements with PepsiCo related to bottling and distribution of PepsiCo brands. Ambev is one of PepsiCo’s largest independent bottlers in the world. Major brands that are distributed under these agreements are Pepsi, 7UP and Gatorade. Ambev has long-term agreements with PepsiCo whereby Ambev has the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of carbonated and non-carbonated soft drinks in Brazil. The agreements will expire on 31 December 2017 and are automatically extended for additional 10-year terms if certain conditions set forth in that agreement are met. Ambev also has agreements with PepsiCo to bottle, sell, distribute and market some of its brands in the Dominican Republic. Through our Latin America South operations, Ambev is also PepsiCo’s bottler for Argentina, Bolivia and Uruguay. In Panama, we also produce and bottle PepsiCo soft drinks under an exclusive bottling agreement and also bottle Schweppes soft drinks under license.

Apart from the bottling and distribution agreements with PepsiCo, Ambev also produces, sells and distributes its own soft drinks. Its main carbonated soft drinks brand is Guaraná Antarctica. In 2016, Fusion became the second largest brand within the energy drink market in Brazil.

We also have interests in certain water bottling and distribution businesses in Mexico, Argentina, Brazil, Ecuador, El Salvador, Honduras, Panama, Peru and throughout Africa.

Other Alcoholic Beverages

We also have operations throughout Africa that produce relatively short-life traditional beer, brewed using sorghum under various brand names including Chibuku, Chibuku Super, Invelo and Nzagamba.

We have further interests in wines and spirits operations and distribution businesses in Australia, Dominican Republic, Kenya, Mozambique, Nigeria and Tanzania.

3.	MAIN MARKETS

We are a global brewer, with sales in over 150 countries across the globe.

The last two decades have been characterized by rapid growth in fast-growing developing markets, notably in certain regions of Africa, Asia, and Central and South America, where we have significant sales.

Each market in which we operate has its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well-placed to address changing consumer needs in the various categories (premium, core and value) within any given market.

To maximize growth opportunities and build on the strengths of both SABMiller and former AB InBev in their respective markets, we are organized into seven business segments.

The business segments and their corresponding countries are:

•	North America: the United States and Canada;

•	Latin America West: Colombia, Ecuador, El Salvador, Honduras, Mexico and Peru;

•	Latin America North: Brazil, the Dominican Republic, Guatemala, Panama, St. Vincent, Cuba, Puerto Rico, Barbados, Dominica and the Caribbean;

•	Latin America South: Argentina, Uruguay, Chile, Paraguay and Bolivia;

•

EMEA: the United Kingdom, Ireland, France, Italy, Spain, Russia, Ukraine, Belgium, Netherlands, Luxembourg, Germany, Switzerland, Austria, African Islands, Botswana, Ethiopia, Ghana, Kenya, Lesotho, Malawi, Mozambique, Namibia, Nigeria, South Africa, Spain, Swaziland, Switzerland, Tanzania, Uganda, and Zambia and export activities in Europe and Middle East;

•	Asia Pacific: Australia, China, India, Japan, New Zealand, South Korea, Vietnam and other South and Southeast Asian countries; and

•	Global Export and Holdings Companies.

The table below sets out our total volumes broken down by business segment for the periods shown:

	2016(3)		2015(2)		2014(2)
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	117	23.4%	118	25.8%	121	26.4%
Latin America West	64	12.7%	44	9.6%	42	9.2%
Latin America North	118	23.6%	123	26.9%	125	27.2%
Latin America South	32	6.4%	34	7.4%	34	7.4%
EMEA	75	15.1%	45	9.8%	47	10.2%
Asia Pacific(1)	92	18.4%	90	19.7%	84	18.3%
Global Export and Holding Companies	2	0.4%	3	0.7%	6	1.3%

Total	500	100.0%	457	100.0%	459	100.0%

Notes:

(1)	Following the reacquisition of Oriental Brewery, we are fully consolidating Oriental Brewery in our financial reporting as of 1 April 2014 and are reporting the Oriental Brewery volumes in the reported volumes as of that date. Oriental Brewery results are reported in the Asia Pacific segment.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2015 and 31 December 2014 have been restated to reflect this allocation.
(3)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

On an individual country basis, our largest markets by volume listed, during the year ended 31 December 2016, in alphabetical order, were Argentina, Belgium, Brazil, Canada, China, Colombia, the Dominican Republic, Germany, Mexico, Russia, South Africa, South Korea, Ukraine, the United Kingdom and the United States, with each market having its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well placed to address changing consumer needs in the various categories (premium, core and value) within any given market.

4.	COMPETITION

We believe our largest competitors will be Heineken, Carlsberg, Tsingtao (Group) and Molson Coors Brewing Company based on information from the Plato Logic Limited report for the calendar year 2015 (published in October 2016).

Historically, brewing was a local industry with only a few players having a substantial international presence. Larger brewing companies often obtained an international footprint through direct exports, licensing agreements and joint venture arrangements. However, the last several decades have seen a transformation of the industry, with a prolonged period of consolidation. This trend started within the more established beer markets of Western Europe and North America, and took the form of larger businesses being formed through merger and acquisition activity within national markets. More recently, consolidation has also taken place within developing markets. Over the last decade, the global consolidation process has accelerated, with brewing groups making significant acquisitions outside of their domestic markets and increasingly looking to purchase other regional brewing organizations. As a result of this consolidation process, the absolute and relative size of the world’s largest brewers has substantially increased. Therefore, today’s leading international brewers have significantly more diversified operations and have established leading positions in a number of international markets.

We have participated in this consolidation trend and grown our international footprint through a series of mergers and acquisitions, described in “—A. History and Development of the Company,” which include:

•	the acquisition of Beck’s in 2002;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the Anheuser-Busch acquisition in November 2008;

•	the combination with Grupo Modelo in June 2013;

•	the reacquisition of Oriental Brewery in April 2014; and

•	the combination with SABMiller in October 2016.

The ten largest brewers in the world in 2015 in terms of volume are as set out in the table below.

Rank	Name	Volume (million hectoliters)(1)
1	Former AB InBev	414.1
2	SABMiller (pre-Transaction)	293.6
3	Heineken	217.8
4	Carlsberg	123.9
5	Tsingtao (Group)	84.8
6	Molson Coors Brewing Company	62.9
7	Beijing Yanjing	48.3
8	Kirin	41.3
9	Castel BGI	29.8
10	Asahi	28.1

Note:

(1)	Source: Plato Logic Limited report for the calendar year 2015 (published in October 2016). AB InBev volumes indicated here are for former AB InBev only and are Plato Logic Limited’s estimates of our beer-only volumes and do not include volumes of associates. Our own beer volumes for the year ended 31 December 2015 were 410 million hectoliters and were 434 million hectoliters for the year ended 31 December 2016. Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

In each of our regional markets, we compete against a mixture of national, regional, local and imported beer brands. In many countries in Latin America, we compete mainly with local players and local beer brands. In North America, Brazil and in other selected countries in Latin America, Europe and Asia Pacific, we compete primarily with large leading international or regional brewers and international or regional brands.

5.	WEATHER AND SEASONALITY

For information on how weather affects consumption of our products and the seasonality of our business, see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Weather and Seasonality.”

6.	BREWING PROCESS; RAW MATERIALS AND PACKAGING; PRODUCTION FACILITIES; LOGISTICS

Brewing Process

The basic brewing process for most beers is straightforward, but significant know-how is involved in quality and cost control. The most important stages are brewing and fermentation, followed by maturation, filtering and packaging. Although malted barley (malt) is the primary ingredient, other grains such as unmalted barley, corn, rice or wheat are sometimes added to produce different beer styles. The proportion and choice of other raw materials varies according to regional taste preferences and the type of beer.

The first step in the brewing process is making wort by mixing malt with warm water and then gradually heating it to around 75°C in large mash tuns to dissolve the starch and transform it into a mixture, called “mash,” of maltose and other sugars. The spent grains are filtered out and the liquid, now called “wort,” is boiled. Hops are added at this point to give a special bitter taste and aroma to the beer. The wort is boiled for one to two hours to sterilize and concentrate it, and extract the flavor and desired bitterness from the hops. Cooling follows, using a heat exchanger. The hopped wort is saturated with air, or oxygen, essential for the growth of the yeast in the next stage.

Yeast is a micro-organism that turns the sugar in the wort into alcohol and carbon dioxide. This process of fermentation takes five to eleven days, after which the wort finally becomes beer. Different types of beer are made using different strains of yeast and wort compositions. In some yeast varieties, the yeast cells rise to the top of the liquid at the end of fermentation. Ales and wheat beers are brewed with these “top-fermenting” yeast strains. Lagers are made using yeast strains that settle to the bottom of the liquid. Some special Belgian beers, called lambic or gueuze, use yet another method where fermentation relies on spontaneous action by airborne yeasts.

During the maturation process, the liquid clarifies as yeast and other particles settle. Further filtering gives the beer more clarity. Maturation varies by type of beer and can take as long as three weeks and then the beer is ready for packaging in kegs, cans or bottles.

Raw Materials and Packaging

The main raw materials used in our beer and other alcoholic malt beverage production are malted barley, corn grits, corn syrup, rice, hops and water. In some of our regions, such as in Africa, locally sourced agricultural products such as sorghum or cassava are used in place of malted barley. For non-beer production (mainly carbonated soft drinks) the main ingredients are flavored concentrate, fruit concentrate, sugar, sweetener and water. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, aluminum can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

We use only our own proprietary yeast, which we grow in our facilities. In some regions, we import hops to obtain adequate quality and appropriate variety for flavor and aroma. We purchase these ingredients through the open market and through contracts with suppliers. We also purchase barley and process it to meet our malt requirements at our malting plants.

Prices and sources of raw materials are determined by, among other factors:

•	the level of crop production;

•	weather conditions;

•	export demand; and

•	governmental taxes and regulations.

We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016, for further details on commodities hedging.

We have supply contracts with respect to most packaging materials as well as our own production capacity as outlined below in “—Production Facilities.” The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand. We also use aluminum cansheet for the production of beverage cans and lids.

Hops, PET resin and, to some extent, cans are mainly sourced globally. Malt, adjuncts (such as unmalted grains or fruit), sugar, steel, cans, labels, metal closures, soda ash for our glass plants, plastic closures, preforms and folding cartons are sourced regionally. Electricity is sourced nationally, while water is sourced locally, for example, from municipal water systems and private wells.

We use natural gas as the primary fuel for our plants, and diesel as the primary fuel for freight. We believe adequate supplies of fuel and electricity are available for the conduct of our business. The energy commodity markets have experienced, and can be expected to continue to experience, significant price volatility. We manage our energy costs using various methods including supply contracts, hedging techniques and fuel switching.

Production Facilities

Our production facilities are spread across our regions, giving us a balanced geographical footprint in terms of production and allowing us to efficiently meet consumer demand across the globe. We manage our production capacity across our regions, countries and plants. We typically own our production facilities free of any major encumbrances. We also lease a number of warehouses and other commercial buildings from third parties. See “—11. Regulations Affecting Our Business” for a description of the environmental and other regulations that affect our production facilities.

Beverage Production Facilities

Our beverage production facilities comprised 264 breweries and/or non-beer plants as of 31 December 2016 spread across our regions. Of these 264 plants, 215 produced only beer and other alcoholic malt beverages, 25 produced only soft drinks and 24 produced beer, other alcoholic malt beverages and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer. This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our business segments (excluding Global Export and Holdings Companies) in 2016, the number of our beverage production plants (breweries and/or non-beer drink plants) as well as the plants’ overall capacity.

		2016 volumes(1)(4)		Annual engineering capacity as of 31 December 2016(4)
Business Segment	Number of plants as of 31 December 2016(4)(6)	Beer (khl)(2)	Non-Beer(3) (khl)	Beer (khl)(2)	Non-Beer(3) (khl)
North America	31	116,890	0	136,552	0
Latin America West	32	58,637	4,979	119,617	20,147
Latin America North	40	88,382	29,630	150,179	62,386
Latin America South	22	21,972	10,186	30,957	20,296
EMEA	82	58,238	17,110	143,112	6,698
Asia Pacific	57	92,278	—	172,864	0

Total(5)	264	436,936	61,906	753,281	109,527

Notes:

(1)	Reported volumes.
(2)	For purposes of this table, the beer category includes near beer beverages, such as the Rita family of beverages and MixxTail.
(3)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.
(4)	Excludes our joint ventures and assets where we are not the majority owner.
(5)	Excludes Global Export and Holding Companies with 2016 beer volumes of 1.9 million hectoliters.
(6)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2016.

Type of plant / facility	Number of plants / facilities(1)	Countries in which plants / facilities are located(1)
Malt plants	24	Argentina, Brazil, Colombia, Ecuador, Mexico, Peru, Russia, South Africa, South Korea, Tanzania, Uganda, United States, Uruguay, Zambia, Zimbabwe
Rice / Corn grits mill	6	Argentina, Bolivia, Brazil, United States
Hop farms	4	Argentina, Germany, United States, South Africa
Hop pellet plant	1	Argentina
Guaraná farm	1	Brazil

Type of plant / facility	Number of plants / facilities(1)	Countries in which plants / facilities are located(1)
Glass bottle plants	6	Brazil, Mexico, Paraguay, United States
Bottle cap plants	4	Argentina, Brazil, Colombia, Mexico
Label plants	2	Brazil, Colombia
Can plants	7	Bolivia, Mexico, United States
Can lid manufacturing plants	2	United States
Crown and closure liner material plant	1	United States
Soft drink concentrate plants	2	Brazil
Sand quarries	1	Mexico

Total	61	—

Notes:

(1)	Excludes plants and facilities owned by joint ventures and assets where we are not the majority owner.

In addition to production facilities, we also maintain a geographical footprint in key markets through sales offices and distribution centers. Such offices and centers are opened as needs in the various markets arise.

Capacity Expansion

We continually assess whether our production footprint is optimized to support future customer demand. Through footprint optimization, adding new capabilities (such as plants, packaging lines or distribution centers) to our portfolio not only allows us to boost production capacity, but the strategic location often also reduces distribution time and costs so that our products reach consumers rapidly, efficiently and at a lower total cost. Conversely, footprint optimization can lead to divesting of some assets, such as reducing some production and distribution capabilities as needed to maintain the most optimal operational network.

For example, in 2016, we invested in additional brewing, packaging and distribution capacities in China, Mexico, the U.S., Argentina, Dominican Republic, Brazil, Nigeria, South Korea and Belgium to meet our future demand expectations in these countries or for export volumes.

Our capital expenditures are primarily funded through cash from operating activities and are for production facilities, logistics, administrative capabilities improvements, hardware and software.

We may also outsource, to a limited extent, the production of items that we are either unable to produce in our own production network (for example, due to a lack of capacity during seasonal peaks) or for which we do not yet want to invest in new production facilities (for example, to launch a new product without incurring the full associated start-up costs). Such outsourcing mainly relates to secondary repackaging materials that we cannot practicably produce on our own, in which case our products are sent to external companies for repackaging (for example, gift packs with different types of beers).

Logistics

Our logistics organization is composed of (i) a first tier, which comprises all inbound flows into the plants of raw materials and packaging materials and all the outbound flows from the plants into the second drop point in the chain (for example, distribution centers, warehouses, wholesalers or key accounts), and (ii) a second tier, which comprises all distribution flows from the second drop point into the customer delivery tier (for example, pubs or retailers).

Our transportation mechanics vary by market depending on economic and strategic considerations. We may outsource transportation to third-party contractors, retain such capability in-house or implement owner-driver programs, among other options.

Some of our breweries have a warehouse that is attached to their production facilities. In places where our warehouse capacity is limited, external warehouses are rented. We strive to centralize fixed costs, which has resulted in some plants sharing warehouse and other facilities with each other.

Where it has been implemented, the VPO program has had a direct impact on our logistics organization, for example, in respect of safety, quality, environment, scheduling, warehouse productivity and loss prevention actions.

7.	DISTRIBUTION OF PRODUCTS

We depend on effective distribution networks to deliver products to our customers. We review our focus markets for distribution and licensing agreements on an annual basis. The focus markets will typically be markets with an interesting premium category and with reliable and strong partners (brewers and/or importers). Based on these criteria, focus markets are then chosen.

The distribution of beer, other alcoholic beverages and non-beer drinks varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets, brewers distribute directly to customers (for example, in Belgium). In other markets, wholesalers may play an important role in distributing a significant proportion of beer to customers either for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler), or because of historical market practice (for example, in China, Russia and Argentina). In some instances, we have acquired third-party distributors to help us self-distribute our products as we have done in Brazil and Mexico.

The products we brew in the United States are sold to more than 450 wholesalers with the exclusive right to carry our products within a designated territory, for resale to retailers, with some entities owning more than one wholesalership. As of the end of 2016, we owned 17 of these wholesalers and have ownership stakes in another two of them. The remaining wholesalers are independent businesses. In certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. In certain markets, we also distribute the products of other brewers.

We generally distribute our products through (i) our own distribution, in which we deliver to points of sale directly, and (ii) third-party distribution networks, in which delivery to points of sale occurs through wholesalers and independent distributors. In certain cases, we may own or have an ownership stake in a wholesaler. Third-party distribution networks may be exclusive or non-exclusive.

See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Distribution Arrangements” for a discussion of the effect of the choice of distribution arrangements on our results of operations.

As a customer-driven organization, we have programs for professional relationship building with our customers in all markets regardless of the chosen distribution method. This happens directly, for example, by way of key customer account management, and indirectly, by way of wholesaler excellence programs.

We seek to provide media advertising, point-of-sale advertising, and sales promotion programs to promote our brands. Where relevant, we complement national brand strategies with geographic marketing teams focused on delivering relevant programming addressing local interests and opportunities.

8.	LICENSING

In markets where we have no local affiliate, we may choose to enter into license agreements or, alternatively, international distribution and/or importation agreements, depending on the best strategic fit for each particular market. License agreements entered into by us grant the right to third-party licensees to manufacture, package, sell and market one or several of our brands in a particular assigned territory under strict rules and technical requirements. In the case of international distribution and/or importation agreements, we produce and package the products ourselves while the third party distributes, markets and sells the brands in the local market.

We have entered into a number of licensing, distribution and importation agreements relating to our brands, including the following:

•

Stella Artois is licensed to third parties in various countries including Algeria, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Israel, Kosovo, Montenegro, New Zealand, Romania, Serbia and Slovakia, while Beck’s is licensed to third parties in Algeria, Bosnia and Herzegovina, Bulgaria, Croatia, Hungary, Kosovo, Montenegro, New Zealand, Romania, Serbia, Slovakia, Tunisia and Turkey.

•

Budweiser is brewed and sold in Japan through a license and distribution agreements with Kirin Brewery Company, Limited. A licensing agreement allows Diageo Ireland to brew and sell Budweiser and Bud Light in the Republic of Ireland and Northern Ireland. Budweiser is also brewed under license and sold by Heineken in Panama. Compañía Cervecerías Unidas, a subsidiary of Compañía Cervecerías Unidas S.A., a leading Chilean brewer, brews and distributes Budweiser in Argentina through a subsidiary. We also sell various brands, including Budweiser, by exporting from our license partners’ breweries to other countries.

•

Corona is perpetually licensed to Constellation Brands, Inc. for production in Mexico and marketing and sales in 50 states of the United States, the District of Columbia and Guam. Corona is also distributed either through our own network or by third parties in over 120 other countries worldwide.

•

Aguila, Castle Lager, Castle Lite, Sheaf Stout, Victoria Bitter, Crown Lager, Pure Blonde, Carlton Draught, Carlton Dry, Cusqueña, Cristal, Foster’s, Redd’s, Cascade Brewery Company products, Matilda Bay Brewing Company products and certain other brands are perpetually licensed to Molson Coors Brewing Company in the 50 states of the United States, the District of Columbia and Puerto Rico. We have retained rights to brew and distribute these beers outside of the United States, the District of Columbia and Puerto Rico.

We also manufacture and distribute other third-party brands, such as Kirin in the United States and Molson Coors Brewing Company’s brand Staropramen in Russia and Ukraine. Ambev, our listed Brazilian subsidiary, and some of our other subsidiaries have entered into manufacturing and distribution agreements with PepsiCo. Pursuant to the agreements between Ambev and PepsiCo, Ambev is one of PepsiCo’s largest independent bottlers in the world. Major brands that are distributed under this agreement are Pepsi, 7UP and Gatorade. See “—2. Principal Activities and Products—Non-Beer—Soft Drinks” for further information in this respect. Ambev also has a license agreement with us which allows it to exclusively produce, distribute and market Budweiser and Stella Artois in Brazil and Canada. Ambev also distributes Budweiser in Paraguay, Guatemala, Dominican Republic, El Salvador, Nicaragua, Uruguay and Chile and Corona in Argentina, Bolivia, Paraguay, Uruguay, Chile, Guatemala, El Salvador, Panama, Nicaragua and Canada.

Molson Coors Brewing Company has rights to brew and/or distribute, under license, Beck’s, Löwenbräu, Spaten and Stella Artois, in Albania, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Kosovo, Macedonia, Moldova, Montenegro, Romania, Serbia, Slovakia and Slovenia.

9.	BRANDING AND MARKETING

Our brands are the foundation and cornerstone of our relationships with consumers and the key to our long-term success. Our brand portfolio, its enduring bonds with consumers and its partnerships with customers are our most important assets. We invest in our brands to create long-term sustainable competitive advantage by seeking to meet the beverage needs of consumers around the world and to develop leading brand positions in every market in which we operate.

Our brand portfolio consists of three global brands (Budweiser, Corona and Stella Artois), our multi-country brands (Beck’s, Castle Lager, Castle Lite, Hoegaarden and Leffe,), and many “local champions” (Jupiler, Skol, Quilmes, Bud Light, Modelo Especial, Aguila, Pilsen, Hero, Mosi, Kilimanjaro, and Harbin, to name but a few). We believe this robust brand portfolio provides us with strong growth and revenue opportunities and, coupled with a powerful range of premium brands, positions us well to meet the needs of consumers in each of the markets in which we compete. For further information about our brands, see “—2. Principal Activities and Products—Beer.”

We seek to constantly strengthen and develop our brand portfolio through enhancement of brand quality, marketing and product innovation. Our marketing team therefore works together closely with our research and development team (see “—10. Intellectual Property; Research and Development” for further information).

We continually assess consumer needs and values in each geographic market in which we operate with a view to identifying the key characteristics of consumers in each beer category (that is, premium, core and value). This allows us to position our existing brands (or to introduce new brands) in order to address the characteristics of each category.

Our marketing approach is based on a “value-based brands” proposition, a single, clear, compelling values-based reason for consumer preference. We have defined 37 different consumer values (such as ambition, authenticity or friendship) to establish a connection between consumers and our products. The value-based brands approach first involves the determination of consumer portraits; secondly, brand attributes (that is, tangible characteristics of the brand that support the brand’s positioning) and brand personality (that is, the way the brand would behave as a person) are defined; and, finally, a positioning statement to help ensure the link between the consumer and the brand is made. Once this link has been established, a particular brand can either be developed (brand innovation) or relaunched (brand renovation or line extension from the existing brand portfolio) to meet the customers’ needs. We apply zero-based planning principles to yearly budget decisions and for ongoing investment reviews and reallocations. We invest in each brand in line with its local or global strategic priority and, taking into account its local circumstances, seek to maximize profitable and sustainable growth.

For example, we focus on our growth strategy for each of our brands based on different growth driver platforms, which depend on the occasion at which our products are consumed (e.g., relaxing at home with friends; or socializing in a bar). These growth driver platforms are a global company-wide initiative, incorporating the whole organization from supply, to operations, to sales and marketing, bringing our teams together to deliver end-to-end integrated consumer experiences.

We own the rights to our principal brand names and trademarks in perpetuity for the main countries where these brands are currently commercialized (with the exception of the Modelo brands and certain former SABMiller brands licensed in the United States as described under “—8. Licensing” above).

10.	INTELLECTUAL PROPERTY; RESEARCH AND DEVELOPMENT

Innovation is one of the key factors enabling us to achieve our strategy. We seek to combine technological know-how with market understanding to develop a healthy innovation pipeline in terms of production process, product and packaging features as well as branding strategy. In addition, as beer markets mature, innovation plays an increasingly important role by providing differentiated products with increased value to consumers.

Intellectual Property

Our intellectual property portfolio mainly consists of trademarks, patents, registered designs, copyrights, know-how and domain names. This intellectual property portfolio is managed by our internal legal department, in collaboration with a selected network of external intellectual property advisors. We place importance on achieving close cooperation between our intellectual property team and our marketing and research and development teams. An internal stage gate process promotes the protection of our intellectual property rights, the swift progress of our innovation projects and the development of products that can be launched and marketed without infringing any third-party’s intellectual property rights. A project can only move on to the next step of its development after the necessary verifications (for example, availability of trademark, existence of prior technology/earlier patents and freedom to market) have been carried out. This internal process is designed to ensure that financial and other resources are not lost due to oversights in relation to intellectual property protection during the development process.

Our patent portfolio is carefully built to gain a competitive advantage and support our innovation and other intellectual assets. We currently have more than 135 pending patent families, each of which covers one or more technological inventions. This means we have or are seeking to obtain patent protection for more than 140 different technological inventions. The extent of the protection differs between technologies, as some patents are protected in many jurisdictions, while others are only protected in one or a few jurisdictions. Our patents may relate, for example, to brewing processes, improvements in production of fermented malt-based beverages, treatments for improved beer flavor stability, non-alcoholic beer development, filtration processes, beverage dispensing systems and devices or beer packaging.

We license in limited technology from third parties. We also license out certain of our intellectual property to third parties, for which we receive royalties.

Research and Development

Given our focus on innovation, we place a high value on research and development (“R&D”). In 2016, we spent USD 244 million (USD 207 million in 2015 and USD 217 million in 2014) on R&D. Part of this was spent in the area of market research, but the majority is related to innovation in the areas of process optimization and product development.

R&D in product innovation covers liquid, packaging and dispense innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation (that is, updates and enhancements of existing products and packages). The main goal for the innovation process is to provide consumers with better products and experiences. This includes launching new liquids, new packaging and new dispense systems that deliver better performance, both for the consumer and in terms of financial results, by increasing our competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different beverage categories and the choice of beverages increasing, our R&D efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and malt beverages and developing consumer solutions (products) that better address consumer needs and deliver better experiences. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to our R&D efforts.

R&D in process optimization is primarily aimed at quality improvement, capacity increase (plant debottlenecking and addressing volume issues, while minimizing capital expenditure) and improving efficiency. Newly developed processes, materials and/or equipment are documented in best practices and shared across business regions. Current projects range from malting to bottling of finished products.

Knowledge management and learning also make up an integral part of research and development. We seek to continuously increase our knowledge through collaborations with universities and other industries.

Our R&D team is regularly briefed (on at least an annual basis) on our priorities and our business regions’ priorities and approves concepts and technologies which are subsequently prioritized for development. The R&D teams invest in both short- and long-term strategic projects for future growth, with the launch time depending on complexity and prioritization.

The Global Innovation and Technology Center, located in Leuven, Belgium, accommodates the Product, Packaging, Raw Material, Process and Dispense Development teams and has facilities such as Labs, Experimental Brewery and Sensory Analysis. In addition to the Global Innovation and Technology Center, we also have Product, Packaging and Process development teams located in each of our six geographic regions focusing on the short-term development and implementation needs of such regions.

11.	REGULATIONS AFFECTING OUR BUSINESS

Our worldwide operations are subject to extensive regulatory requirements regarding, among other things, production, distribution, importation, marketing, promotion, labeling, advertising, labor, pensions and public health, consumer protection and environmental issues. For example, in the United States, federal and state laws regulate most aspects of the brewing, sale, marketing, labeling and wholesaling of our products. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department oversees the industry, and each state in which we sell or produce products, and some local authorities in jurisdictions in which we sell products, also have regulations that affect the business conducted by us and other brewers and wholesalers. It is our policy to abide by the laws and regulations around the world that apply to us or to our business. We rely on legal and operational compliance programs, as well as local in-house and external counsel, to guide our businesses in complying with applicable laws and regulations of the countries in which we operate.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Certain of our operations depend on independent distributors or wholesalers to sell our products, and we may be unable to replace distributors or acquire interests in wholesalers or distributors. In addition, we may be adversely impacted by the consolidation of retailers,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Negative publicity, perceived health risks and associated government regulation may harm our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operations in Cuba may adversely affect our reputation and the liquidity and value of our securities,” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

Production, advertising, marketing and sales of alcoholic beverages are subject to various restrictions around the world, often based on health considerations related to the misuse or harmful use of alcohol. These range from a complete prohibition of alcohol in certain countries and cultures through the prohibition of the import of alcohol, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for advertising alcohol products, and in other countries, television advertising, while permitted, is carefully regulated. Media restrictions may constrain our brand building and innovation potential. Labeling of our products is also regulated in certain markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to the risks of misusing alcohol products, including beer, have also become prevalent in recent years. Introduction of smoking bans in pubs and restaurants may have negative effects on on-trade consumption (that is, beer purchased for consumption in a pub or restaurant or similar retail establishment), as opposed to off-trade consumption (that is, beer purchased at a retail outlet for consumption at home or another location). We believe that the regulatory environment in most countries in which we operate is becoming increasingly stringent with respect to health issues and expect this trend to continue in the future.

The distribution of our beer and other alcoholic beverage products may also be regulated. In certain markets, alcohol may only be sold through licensed outlets, varying from government- or state-operated monopoly outlets (for example, in the off-trade channel of certain Canadian provinces) to the common system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in many countries (for example, in much of the European Union). In the United States, states operate under a three-tier system of regulation for beer products from brewer to wholesaler to retailer, meaning that we usually work with licensed third-party distributors to distribute our products to the points of sale.

In the United States, both federal and state laws generally prohibit us from providing anything of value to retailers, including paying slotting fees or (subject to exceptions) holding ownership interests in retailers. Some states prohibit us from being licensed as a wholesaler for our products. State laws also regulate the interactions among us, our wholesalers and consumers by, for example, limiting merchandise that can be provided to consumers or limiting promotional activities that can be held at retail premises. If we were found to have violated applicable federal or state alcoholic beverage laws, we could be subject to a variety of sanctions, including fines, equitable relief and suspension or permanent revocation of our licenses to brew or sell our products.

Governments in most of the countries in which we operate also establish minimum legal drinking ages, which generally vary from 16 to 21 years or impose other restrictions on sales. Some governments have imposed or are considering imposing minimum pricing on alcohol products. Moreover, governments may seek to address harmful use of alcohol by raising the legal drinking age, further limiting the number, type or operating hours of retail outlets or expanding retail licensing requirements. We work both independently and together with other brewers and alcoholic beverage companies to tackle the harmful use of alcohol products and actively promote responsible sales and consumption.

Growing concern over the rise of obesity and obesity-related diseases, such as Type 2 diabetes, are accelerating global policy debates on reducing consumption of sugar in beverages and foods. This may have an impact on our soft drink business.

We are subject to antitrust and competition laws in the jurisdictions in which we operate and may be subject to regulatory scrutiny in certain of these jurisdictions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, the Transaction has been subject to the review and authorization of various regulatory authorities, which have imposed conditions with which we are required to comply.”

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 18 per barrel (equivalent to approximately 117 liters) of beer sold for consumption in the United States. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase the federal excise tax as well as the excise taxes in some states. In recent years, Argentina, Belgium, Mexico, Bolivia, Ecuador, Panama, Brazil, Peru, Chile, Australia, Vietnam, Singapore, the Netherlands, Russia and Ukraine, among others, have all adopted proposals to increase beer excise taxes. Rising excise duties can drive up our pricing to the consumer, which in turn could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to adverse changes in taxation.”

Our products are generally sold in glass or PET bottles or aluminum or steel cans. Legal requirements apply in various jurisdictions in which we operate, requiring that deposits or certain eco-taxes or fees are charged for the sale, marketing and use of certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other types of beverage-container-related deposit, recycling, eco-tax and/or extended producer responsibility statutes and regulations also apply in various jurisdictions in which we operate.

We are subject to different environmental legislation and controls in each of the countries in which we operate. Environmental laws in the countries in which we operate mostly relate to (i) the conformity of our operating procedures with environmental standards regarding, among other things, the emission of gas and liquid effluents, (ii) the disposal of one-way (that is, non-returnable) packaging and (iii) noise levels. We believe that the regulatory climate in most countries in which we operate is becoming increasingly strict with respect to environmental issues and expect this trend to continue in the future. Achieving compliance with applicable environmental standards and legislation may require plant modifications and capital expenditures. Laws and regulations may also limit noise levels and the disposal of waste, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations that require polluters or site owners or occupants to clean up contamination.

The amount of dividends payable to us by our operating subsidiaries is, in certain countries, subject to exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. See also “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries,” and “Item 3. Key Information—D. Risk Factors—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.”

12.	INSURANCE

We self-insure most of our insurable risk. However, we do purchase insurance for directors’ and officers’ liability and other coverage where required by law or contract or where considered to be in our best interest. Under the Co-operation Agreement (as defined herein), we have procured the provision of directors’ and officers’ liability insurance for former directors and officers of SABMiller for a period of six years following the completion of the Transaction. We maintain a comprehensive approach to insurable risk, which is mainly divided in two general categories:

•	Assets: a combination of self-insurance and insurance is used to cover our physical properties and business interruption; and

•

Liabilities: a combination of self-insurance and insurance is used to cover losses due to damages caused to third parties; for executive risks (risks related to our board and management) and automobile insurance (which is required by law in most jurisdictions).

We believe we have an adequate approach to insurable risk based on our market capitalization and our worldwide presence. We further believe that the types and level of insurance we maintain are appropriate for the risks of our business.

13.	SOCIAL AND COMMUNITY MATTERS

Our Dream is to bring people together for a better world. In all we do, we strive to ensure that we produce the highest-quality products, provide the best consumer experience, and maximize shareholder value by building the strongest competitive and financial position.

In October 2016, we introduced our updated Better World platform, aligning our environmental, social and community efforts around three core principles. Through our reach, resources and energy, we are addressing the needs of our communities by building:

•	A growing world, where everyone has the opportunity to improve their livelihood;

•	A cleaner world, where our natural resources are shared and preserved for the future; and

•	A healthier world, where every experience with beer is a positive one, for lives well lived.

We have made significant headway on key initiatives in support of these objectives, for example:

•	Our 4e program has helped over 20,000 shopkeepers in six countries develop the skills they need to improve their business sustainability and quality of life;

•	Our SmartBarley program works with over 3,200 growers in nine countries to cultivate the highest quality barley with the best yields and lowest cost;

•	Stella Artois’ Buy a Lady a Drink program with Water.org aims to tackle the global water crisis and has helped provide clean water to more than 800,000 people in the developing world;

A Growing World

One of the most powerful contributions we make to economic development is through direct and indirect employment, and through the value we create in our operations, value chain and local economies. We envision a growing world where everyone has the opportunity to improve their livelihood. To get there, we are working to accelerate growth and social development across our value chain – from our growers to our retailers. We aim to drive agricultural productivity, innovation and resilience, supporting our growers and their communities. We are also committed to helping small retailers grow—providing the next generation of entrepreneurs across our markets with the business skills and opportunities they need to thrive.

Operating ethically is also part of our mission. We have a Responsible Sourcing Policy which applies to our suppliers, as well as our Human Rights Policy, that include standards on labor and human rights issues and business conduct. We are committed to operating ethically and with high integrity, maintaining our commitment to quality, and encouraging similar conduct for our business partners. We are a member of AIM-PROGRESS, a global forum of consumer goods companies sponsored by the European Brands Association and the Grocery Manufacturers Association. The group’s purpose is to enable and promote responsible sourcing practices and sustainable supply chains covering labor practices, health and safety, environmental management and business integrity. As a member, we work to reduce duplication of audits in our supply chain and work collaboratively to build capacity with suppliers. We are also members of SEDEX, a not-for-profit organization dedicated to driving visibility in ethical and responsible business practices in global supply chains.

4e Retailer Programme

We sell our beers through millions of small retailers. In Latin America, many of these shopkeepers, known locally as tenderos, run on a subsistence basis and lack formal business registration and permits. Nearly 70% of them are women-owned. To assist tenderos, we introduced an innovative model for reducing poverty, formalizing businesses and promoting social inclusion. The program, called 4e (Camino al Progreso), offers tenderos the opportunity to develop skills that can help them grow their businesses and meet the needs of their broader communities, improving the quality of life for their families and the communities in which they live. Since 4e’s inception, more than 20,000 tenderos have participated in the program, and reported achieving an average sales growth rate of 13% in the year after their training.

SmartBarley

About half of our malt barley is locally sourced to reduce the risk of supply chain disruption and exposure to currency volatility, while boosting rural economies and strengthening agriculture. We developed our SmartBarley program to cultivate quality, local barley by accelerating innovations that can improve crop productivity and enhance grower livelihoods. Since 2014, over 3,200 growers have participated in this program across nine countries.

Supporting Smallholder Farmers

Agriculture is a critical source of income and livelihoods in a number of markets in Africa. In Uganda, Eagle Lager is an affordable, locally produced beer brewed with sorghum, traditionally a subsistence crop. By developing a new beer brand and value chain using locally-grown sorghum, we have been helping to create a secure income stream for more than 20,000 smallholder farmers. Eagle’s market share has grown significantly and now accounts for more than half of our volumes in Uganda.

A Cleaner World

Climate change has far-reaching consequences for our business and the communities where we live and work, from water scarcity and energy constraints, to reduced food security and increased health risks. We are working to create a cleaner world where natural resources are shared and preserved for the future. We are dedicated to enhancing water access and security for people across our markets through watershed restoration and conservation programs and by mobilizing a global movement for water access with our brands. We also aim to reduce our carbon emissions, invest in sourcing renewable electricity and increase our use of reusable and recycled packaging materials.

Environmental key performance indicators and targets are fully integrated into our VPO global management system. It is designed to bring greater efficiency to our brewery operations, generate cost savings and improve environmental management, in accordance with our Environmental Policy and Strategy.

We work with suppliers, wholesalers and procurement companies, as well as packaging experts, to help make decisions that minimize the cost and environmental impact of packaging materials. We use many types of product packaging, from bulk packaging (i.e., beer kegs, crates and pallets), which is almost always returnable and reusable, to cardboard boxes, glass bottles, aluminum cans and PET bottles, which are recyclable. A large proportion of our glass packaging is also in returnable bottles. We also continue the light-weighting of packaging to reduce material costs, minimize the use of natural resources, reduce waste and lessen our transportation fuel consumption. We are continually exploring new forms of packaging that meet consumer needs with fewer resources.

Buy A Lady A Drink

The Stella Artois Buy A Lady A Drink initiative, launched in 2015 in partnership with Water.org, challenges consumers to be the generation that ends the global water crisis. Each purchase of a limited-edition Stella Artois chalice helps provide one woman in the developing world with five years of clean water. To date, we have sold more than 225,000 chalices around the world and the campaign has donated over USD 3 million to provide more than 800,000 people with access to five years of clean water. At the World Economic Forum in January 2017, Stella Artois announced a multi-year partnership with Water.org that aims to provide 3.5 million people with sustainable access to clean water by 2020.

Watershed Protection

In 2016, we continued to scale our water stewardship efforts by engaging in watershed protection measures, in partnership with local stakeholders, in high stress areas across Argentina, Bolivia, Brazil, China, Colombia, Mexico, Peru, South Africa, the United States and Zambia. Together with local authorities, other water users, and non-governmental organizations like World Wildlife Fund and The Nature Conservancy, we have devoted financial and technical resources to green infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts, and soil conservation techniques. Through these initiatives, we seek to increase water security and improve water quality and availability for our communities and operations.

Renewable Energy

We are one of the world’s largest corporate buyers of electricity and are committed to significantly increasing our use of renewable energy in our breweries and vertical operations to reduce our carbon emissions and long-term energy cost, improve air quality and create jobs in the renewable energy industry. In December 2016, we signed a contract to purchase 100% renewable electricity in our Mexico breweries and vertical operations plants by the third quarter of 2019.

Recycling

We are driving and protecting the circular economy of our industry by increasing the amount of reused or recycled materials in our packaging and recovering more post-consumer waste. We aim to work with partners, suppliers and retailers across our value chain in this effort. Packaging such as returnable glass bottles are an important component of this effort, and increasing recycling, recovery and reuse also helps avoid loss of value.

Global Environment Goals

In 2013, we announced seven global goals that focus on operational efficiencies and key areas outside the brewery walls that are vital to our business and our stakeholders. We added an additional goal focused on logistics in 2014. With the reduction of our global water usage ratio to 3.2 hl/hl and an over 10% decrease in our global greenhouse gas emissions, we achieved two of the eight goals in 2014. We have made further progress against the remaining goals in 2016, five of which have an external focus reflecting our increased attention to our supply chain. We continue to both optimize internal management systems and best practices and rely on external partnerships to drive environmental and social progress. We aim to reach these goals by the end of 2017. The global environmental goals are:

•	Reduce water risks and improve water management in 100% of our key barley-growing regions in partnership with local stakeholders;

•	Engage in watershed protection measures at 100% of our facilities located in key areas in Argentina, Bolivia, Brazil, China, Mexico, Peru and the United States, in partnership with local stakeholders;

•	Reduce global water usage to a leading-edge 3.2 hectoliters of water per hectoliter of production;

•	Reduce global greenhouse gas emissions per hectoliter of production by 10%, including a 15% reduction per hectoliter in China;

•	Reduce global energy usage per hectoliter of production by 10%, which is equivalent to the amount of electricity needed to light about a quarter of a million night football matches;

•	Reduce packaging materials by 100,000 tons, which is equivalent to the weight of about a quarter of a billion full cans of beer;

•	Reach a 70% global average of eco-friendly cooler purchases annually; and

•	Reduce carbon emissions in our logistics operations by 15%.

We report annual progress on our environmental goals in our Global Citizenship Report, which is typically released in April each year.

Other Initiatives

We are also engaged with the international community and local groups to support key environmental initiatives. We recognize the critical role that companies can play in addressing some of the world’s most pressing environmental challenges, such as water scarcity and climate change. We are a signatory to the CEO Water Mandate, a public/private initiative of the United Nations Global Compact, which focuses on developing corporate strategies to address global water issues. We actively work to better understand and manage climate change and water risks across our supply chain and publicly report our risks and opportunities to the Carbon Disclosure Project.

We take a multi-faceted approach that includes applying a mix of operational changes and technological solutions, building effective partnerships and having a sustainability-focused mindset, underscored by strong teamwork, in order to help reduce the use of water in our direct operations, to help protect watersheds that serve our breweries and local communities and to help improve water management in our barley supply chain.

We are members of the Beverage Industry Environmental Roundtable, a technical coalition of leading global beverage companies working together to advance environmental sustainability within the beverage sector. We are members of the Sustainable Agriculture Initiative, a global food industry organization that supports the development of sustainable agriculture through the involvement of food chain stakeholders. In addition, we are active participants in the United Nations Environment Program’s annual World Environment Day, through which we engage annually with many community stakeholders around the world.

Energy conservation has been a strategic focus for us for many years, especially with the unpredictable cost of energy and evolving climate change regulations. Our continued progress is based on the importance we place on sharing best technical and management practices across our operations. We publicly report our risks and opportunities related to climate change to the Carbon Disclosure Project.

A Healthier World

Beer brings people together, adding to the enjoyment of life. We are passionate about brewing great beers for our consumers to enjoy. We also have a long-standing commitment to reducing the harmful use of alcohol. To ensure a long-term and sustainable reduction in harmful drinking, consumer behaviors need to shift.

We continue to make progress on our Global Smart Drinking Goals, empowering consumers to make smart drinking choices and change behaviors by shifting social norms.

Smart Drinking

As the world’s leading brewer, we are committed to promoting the responsible enjoyment of our products. To support that commitment, we develop and implement alcohol education and awareness programs, while opposing the harmful use of alcohol, including underage drinking, excessive drinking and drunk driving.

In 2014, we successfully met or exceeded all six of the original Global Responsible Drinking Goals we set for ourselves in 2011. This set of goals included collaborations with a wide range of partners, public education initiatives, retailer training and other activities that reinforced responsible drinking.

In 2015, after four years of working towards the achievement of our original Global Responsible Drinking Goals and after more than 30 years of investing in efforts to promote responsible drinking and discourage the harmful uses of alcohol, we reflected on our progress and lessons learned through our experiences. We acknowledged the accomplishments that we made through strategic partnerships, public education initiatives and joint efforts with retailers, all focused on driving awareness of alcohol responsibility, and we determined that, by taking an evolved approach to positively changing behavior by investing in longer-term, evidence-based approaches, we have an opportunity to continue to make an impact on underage drinking, binge drinking and drunk driving.

With this as our vision, in 2015 we launched our new set of Global Smart Drinking Goals (2015-2025), which focus on two key areas: changing behaviors through social norms and empowering consumers through choice.

In order to achieve our vision of a global culture of smart drinking, we aim to implement effective and collaborative solutions through our four established goals:

•	reduce the harmful use of alcohol by at least 10% in six cities by the end of 2020 (the “City Pilot Initiative”) and implement best practices globally by the end of 2025;

•

influence social norms and individual behaviors to reduce harmful alcohol use by investing at least USD 1 billion across our markets in dedicated social marketing campaigns and related programs by the end of 2025;

•	ensure no-alcohol (by which we mean ABV 0.0%-0.5%) and lower-alcohol (by which we mean ABV 0.51%-3.5%) beer products represent at least 20% of our global beer volume by the end of 2025; and

•	place a guidance label on all of our beer products in all of our markets by the end of 2020 and increase alcohol health literacy by the end of 2025.

As part of the City Pilot Initiative of the Global Smart Drinking Goals, launches were held in the communities of Zacatecas, Mexico; Leuven, Belgium; Jiangshan, China; Brasilia, Brazil and Columbus, Ohio (United States). Additional specific information related to progress on our Global Smart Drinking Goals will be communicated annually in our Global Citizenship Report, which is typically released in April each year.

We have also announced our commitment to working in partnership with the City of Johannesburg to reduce the harmful use of alcohol.

We are dedicated to reducing the harmful use of alcohol in all of its markets. To do this, we announced at the time of the Transaction that we were extending and expanding our Global Smart Drinking Goals and making the reduction of the harmful use of alcohol a key priority. We established the AB InBev Foundation in 2016 with a commitment that aims, by 2026, to help address harmful alcohol use and spread ideas for advancing broader health and social issues globally. The AB InBev Foundation has a Board of Directors having a majority of independent members, as well as work with a technical advisory group of experts to ensure that the programs and initiatives launched in support of our goals are both credible, impactful and shared globally.

Our People

It takes great people to build a great company. That is why we focus on attracting and retaining the best talent. Our approach is to enhance our people’s skills and potential through education and training, competitive compensation and a culture of ownership that rewards people for taking responsibility and producing results. Our ownership culture unites our people, providing the necessary energy, commitment and alignment needed to pursue our Dream—Bringing People Together for a Better World.

Having the right people in the right roles at the right time—aligned through a clear goal-setting and rewards process—improves productivity and enables us to continue to invest in our business and strengthen our social responsibility initiatives.

C. ORGANIZATIONAL STRUCTURE

Anheuser Busch InBev SA/NV is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2016) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC	Delaware, U.S.A.	100%	100%
One Busch Place
St. Louis, MO 63118
Ambev S.A.	Brazil	61.9%	61.9%
Rua Dr. Renato Paes de Barros 1017
3° Andar Itaim Bibi
São Paulo
Grupo Modelo, S. de R.L. de C.V.	Mexico	100%	100%
Javier Barros Sierra No. 555 Piso 3
Zedec Santa Fe, 01210 Mexico City, Mexico
SABMiller Limited	United Kingdom	100%	100%
AB InBev House, Church Street West
Woking GU21 6HT, United Kingdom

For a more comprehensive list of our most important financing and operating subsidiaries see note 37 of our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

D. PROPERTY, PLANTS AND EQUIPMENT

For a further discussion of property, plants and equipment, see “Item 3. Key Information—D. Risk Factors—Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs,” “Item 4. Information on the Company—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Capacity Expansion,” “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Capital Expenditures” and “Item 5. Operating and Financial Review—J. Outlook and Trend Information.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW

The following is a review of our financial condition and results of operations as of 31 December 2016 and 2015, and for the three years ended 31 December 2016, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” for a discussion of certain factors that may affect our business, financial condition and results of operations.

We have prepared our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

See “Presentation of Financial and Other Data” for further information on our presentation of financial information.

A. KEY FACTORS AFFECTING RESULTS OF OPERATIONS

We consider acquisitions, divestitures and other structural changes, economic conditions and pricing, consumer preferences, our product mix, raw material and transport prices, the effect of our distribution arrangements, excise taxes, the effect of governmental regulations, foreign currency effects and weather and seasonality to be the key factors influencing the results of our operations. The following sections discuss these key factors.

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2016, 2015, and 2014 are described below. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2015 included in this Form 20-F.

Grupo Modelo Combination

On 4 June 2013, we announced the completion of our combination with Grupo Modelo, following which, we owned approximately 95% of Grupo Modelo’s outstanding shares. We established and funded a trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination. On 7 June 2013, in a transaction related to the combination, Grupo Modelo completed the sale of its business in the 50 states of the United States, the District of Columbia and Guam to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to post-closing adjustment of USD 558 million, which was paid by Constellation Brands, Inc. on 6 June 2014. In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013.

During 2014, we purchased USD 1.0 billion of Grupo Modelo shares through the trust established on 4 June 2013, to accept further tender of shares by Grupo Modelo shareholders over a period of up to 25 months and, during 2015, we performed a mandatory tender offer and purchased all outstanding Grupo Modelo shares held by third parties for a total consideration of USD 483 million. Following the tender offer, Grupo Modelo became our wholly owned subsidiary and Grupo Modelo was delisted. During the first quarter of 2015, Constellation Brands, Inc. notified us that it was exercising its rights under the final judgment issued in connection with our purchase of Grupo Modelo to require us to sell all U.S. local distribution rights held by us at the purchase price formula specified by the final judgment.

In December 2016, we also completed the sale of our brewery plant located in Obregón, Sonora, México to Constellation Brands, Inc. for a sale price of approximately USD 600 million.

Oriental Brewery Acquisition

In April 2014, we announced the completion of our acquisition of Oriental Brewery, the leading brewer in South Korea, from KKR and Affinity Equity Partners. The enterprise value for the transaction was USD 5.8 billion, and as a result of an agreement entered into with KKR and Affinity Equity Partners in 2009, we received approximately USD 320 million in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. This acquisition returned Oriental Brewery to our portfolio after we sold the company in July 2009, following the combination of InBev and Anheuser-Busch in support of our deleveraging target.

Acquisition of SABMiller

On 11 November 2015, the board of former AB InBev and the board of SABMiller announced that they had reached an agreement on the terms of the Transaction.

The Transaction was implemented through a series of steps, including the acquisition of SABMiller by Newbelco, a newly incorporated Belgian company formed for the purposes of the Transaction, and completed on 10 October 2016. During the final step of the Transaction, former AB InBev merged into Newbelco (the “Belgian Merger”) so that, following completion of the Transaction, Newbelco, now named Anheuser-Busch InBev SA/NV, became the new holding company for the Combined Group.

Under the terms of the Transaction, each SABMiller shareholder was entitled to receive GBP 45.00 in cash in respect of each SABMiller share. The Transaction also included a partial share alternative (the “Partial Share Alternative”), under which SABMiller shareholders could elect to receive GBP 4.6588 in cash and 0.483969 Restricted Shares in respect of each SABMiller share in lieu of the full cash consideration to which they would otherwise be entitled under the Transaction (subject to scaling back in accordance with the terms of the Partial Share Alternative).

The Partial Share Alternative was limited to a maximum of 326,000,000 Restricted Shares and GBP 3,138,153,064 in cash, which was available for approximately 41.6% of the SABMiller shares. Altria and BEVCO Ltd. (“BEVCO”), which held in aggregate approximately 40% of the ordinary share capital of SABMiller, gave irrevocable undertakings to us to elect for the Partial Share Alternative in respect of their entire beneficial holdings in SABMiller.

The Transaction was implemented through a series of equity reorganizations:

•

On 6 October 2016, Newbelco issued 163,276,737,100 ordinary shares (“Initial Newbelco Shares”) to SABMiller shareholders through a capital increase of EUR 85,531 million (equivalent to GBP 75.4 billion), as consideration for 1,632,767,371 ordinary shares of SABMiller pursuant to a U.K. law court-sanctioned scheme of arrangement between SABMiller and the applicable shareholders of SABMiller under Part 26 of the United Kingdom Companies Act 2006 (the “U.K. Scheme”).

•

Former AB InBev then made a voluntary cash tender offer pursuant to the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids, for all the Initial Newbelco Shares issued in the U.K. Scheme (the “Belgian Offer”), pursuant to which former AB InBev acquired 102,890,758,014 Initial Newbelco Shares tendered into the Belgian Offer.

•

Based on the terms of the U.K. Scheme, all Initial Newbelco Shares not tendered to former AB InBev in the context of the Belgian Offer (i.e. 60,385,979,086 Initial Newbelco Shares) were reclassified into 325,999,817 Restricted Shares, in accordance with the mechanism by which any Initial Newbelco Shares that were retained after closing of the Belgian Offer were automatically reclassified and consolidated. The Restricted Shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into Ordinary Shares. Except in limited circumstances, the Restricted Shares will only be convertible at the election of the holder into new Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of completion of the Transaction. From completion of the Transaction, such Restricted Shares will rank equally with the Ordinary Shares with respect to dividends and voting rights. Following completion of the Transaction, AB InBev acquired 105,246 SABMiller shares from option holders that had not exercised their option rights prior to the completion of the Transaction for a total consideration of EUR 5 million and now owns 100% of SABMiller shares.

•

After the Belgian Offer and, upon completion of the Belgian Merger, all shares acquired by former AB InBev in the Belgian Offer were cancelled except for the equivalent of 85,000,000 of Ordinary Shares, which were retained by Newbelco and held as treasury after completion of the Belgian Merger, as decided by the general meeting of Newbelco in the notarial deed approving the merger of former AB InBev into Newbelco and in accordance with the Belgian Companies Code.

•

As a result of the Belgian Merger, the share premium was reduced by EUR 52,522 million (USD 58,510 million) against undistributable reserves, EUR 44,485 million (USD 49,556 million) of such reserves were cancelled upon cancellation of the shares acquired by AB InBev in the Belgian Offer, and EUR 8,037 million (USD 8,953 million) undistributable reserves remained outstanding against the 85,000,000 treasury shares in accordance with the Belgian Companies Code.

•

After the merger, the capital and share premium of Newbelco were further reorganized. Newbelco’s share capital was reduced by EUR 8,553 million (USD 9,528 million) and its issue premium account was reduced by EUR 24,456 million (USD 27,244 million) to create distributable reserves of EUR 33,009 million (USD 36,772 million) as decided by the general meeting of Newbelco in the notarial deed approving the Belgian Merger and in accordance with the Belgian Companies Code. Each such step became effective simultaneously with the Belgian Merger and completion of the Transaction.

On 10 October 2016, we announced the completion of the Belgian Merger and the successful completion of the Transaction.

As a result of the Belgian Merger, former AB InBev has merged into Newbelco, and Newbelco has become the holding company for the Combined Group. All assets and liabilities of former AB InBev were transferred to Newbelco, and Newbelco was automatically substituted for former AB InBev in all its rights and obligations by operation of Belgian law. Newbelco was renamed Anheuser-Busch InBev SA/NV, and former AB InBev was dissolved by operation of Belgian law.

In connection with the Transaction, shares in former AB InBev were delisted from Euronext Brussels, the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. Our Ordinary Shares were admitted to listing and trading on Euronext Brussels, the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores at the opening of business in each market on 11 October 2016. In addition, ADSs trading on the New York Stock Exchange, each of which used to represent one Ordinary Share of former AB InBev, now each represent one of our Ordinary Shares, effective as of the opening of business in New York on 11 October 2016.

We now own 100% of the SABMiller shares, our share capital amounts to EUR 1,238,608,344 and is represented by 2,019,241,973 shares without nominal value, of which 85,540,392 are held in treasury by AB InBev and its subsidiaries. All of our shares are Ordinary Shares, except for 325,999,817 Restricted Shares.

In accordance with IFRS, the Transaction is considered for accounting purposes as a reverse acquisition, by operation of which Newbelco legally absorbed the assets and liabilities of former AB InBev. As a consequence, the legal acquiror (Newbelco) is considered as the accounting acquiree and the legal acquiree (former AB InBev) is considered the accounting acquirer. Therefore, the consolidated financial statements represent the continuation of the financial statements of former AB InBev. The assets and liabilities of former AB InBev remained recognized at their pre-combination carrying amounts. The identified assets, liabilities and non-controlling interests of SABMiller are recognized in accordance with IFRS 3 Business Combinations and have only been provisionally determined at the end of the reporting period.

The SABMiller purchase consideration is calculated as follows:

	Newbelco number of shares	Newbelco valuation in million pound sterling	Newbelco valuation in million euro
Tender offer (cash consideration)	102,890,758,014	46,301	52,522
Converted to Restricted Shares	60,385,979,086	29,099	33,009	(i)

	163,276,737,100	75,400	85,531

			In millions
Total equity value at offer in euro			85,531
Purchase from option holders in euro			5

Total equity value in euro			85,536
Total equity value in US dollar			95,288
Foreign exchange hedges and other in US dollar			7,848	(ii)

Purchase consideration in US dollar			103,136
Add: fair market value of total debt assumed in US dollar			11,870
Less: total cash acquired in US dollar			(1,198)

Gross purchase consideration in US dollar			113,808

(i)	The Restricted Share valuation is based on the valuation of the Newbelco shares that were not tendered into the Belgian Offer and has regard to the share price of former AB InBev of the day of the closing of the Transaction, adjusted for the specificities of the Restricted Shares in line with fair value measurement rules under IFRS.
(ii)	During 2015 and 2016, we entered into derivative foreign exchange forward contracts, as well as other non-derivative items also documented in a hedge accounting relationship, in order to economically hedge against exposure to changes in the U.S. dollar exchange rate for the cash component of the purchase consideration in pound sterling and South African rand. Although these derivatives and non-derivative items were considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules. Since inception of the derivative contracts in 2015 and upon the completion of the Transaction, USD 12.3 billion negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which USD 7.4 billion qualified for hedge accounting and was, accordingly, allocated as part of the consideration paid. The settlement of the portion of the derivatives that did not qualify as hedge accounting was classified as cash flow from financing activities in the consolidated cash flow statement.

The Transaction resulted in USD 74.1 billion of goodwill provisionally allocated primarily to the businesses in Colombia, Ecuador, Peru, Australia, South Africa and other African, Asia Pacific and Latin American countries. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for cost synergies expected to be achieved in SABMiller. Our assessment of the future economic benefits supporting recognition of this goodwill is in part based on expected savings through the implementation of best practices such as, among others, a zero based budgeting program and initiatives that are expected to bring greater efficiency and standardization, generate cost savings and maximize purchasing power. Goodwill also arises due to the recognition of deferred tax liabilities in relation to the preliminary fair value adjustments on acquired intangible assets for which the amortization does not qualify as a tax deductible expense. None of the goodwill recognized is deductible for tax purposes.

See also note 6 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

We financed the cash consideration of the transaction with USD 18.0 billion drawn down under the 2015 Senior Facilities Agreement dated 28 October 2015, together with excess liquidity resulting from the issuance of bonds in 2016. See “—G. Liquidity and Capital Resources” and note 24 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for more information.

The transaction costs incurred in connection with the Transaction, which include transaction taxes, advisory, legal, audit, valuation and other fees and costs, amounted to approximately USD 1.0 billion. In addition AB InBev incurred approximately USD 0.7 billion of costs in connection with the transaction-related financing arrangements.

On 11 November 2015, we also announced an agreement with Molson Coors Brewing Company, conditional on completion of the Transaction, regarding a complete divestiture of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and in the Miller Global Brand Business to Molson Coors Brewing Company. The total transaction, valued at USD 12 billion on a debt-free/cash-free basis, was completed on 11 October 2016.

On 10 February 2016, we announced that we had received a binding offer from Asahi to acquire SABMiller’s Peroni, Grolsch and Meantime brand families and their associated business (excluding certain rights in the U.S.). The offer valued the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands, the United Kingdom and internationally at EUR 2,550 million on a debt free/cash-free basis. On 11 October 2016, we announced the successful completion of this transaction.

On 2 March 2016, we announced that we had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which then owned 51% of CR Snow. The agreement valued SABMiller’s 49% stake in CR Snow at USD 1.6 billion. On 11 October 2016, we announced the successful completion of this divestiture.

On 29 April 2016, we announced that we had offered the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) for divestiture, subject to certain third-party rights. On 13 December 2016, we announced that we had entered into a binding agreement with Asahi Group Holdings, Ltd. to sell SABMiller’s businesses in Central and Eastern Europe for EUR 7.3 billion. The sale of SABMiller’s businesses in Central and Eastern Europe is conditional on the European Commission’s approval of Asahi as a suitable purchaser and is expected to close in the first half of 2017.

Other Acquisition, Disposals and Structural Changes

In 2014, we completed the acquisition of the Siping Ginsber Draft Beer Co., Ltd., which owns the Ginsber brand, as well as a transaction to acquire three breweries in China. The aggregate purchase price of such acquisitions was approximately USD 868 million.

In 2014, we sold our investment in the company Comercio y Distribución Modelo, which operated convenience stores under the name of “Tiendas Extra” in Mexico, and we also completed the sale of the glass plant located in Piedras Negras, Coahuila, Mexico.

On 14 August 2014, Monster Energy Company (“Monster”) announced that it had entered into a long-term strategic partnership in the global energy drink category with The Coca-Cola Company and that The Coca-Cola Company would become Monster’s preferred global distributor, including in the United States. In 2015, Monster entered into an investment and distribution arrangement with The Coca-Cola Company. As a result, during 2015 Monster terminated most of its agreements with Anheuser-Busch wholesalers relating to local distribution of Monster products in the United States, including all such agreements with Anheuser-Busch’s wholly owned wholesalers.

In February 2015, we announced the entry into an agreement with RJ Corp Limited under which we would exit our Indian joint venture with RJ Corp Limited. Later in February 2015, we exited the Indian joint venture. We now operate independently in India via our wholly owned subsidiary Crown Beers India Private Limited and other legal entities.

During 2016, we completed the acquisition of the Canadian rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group. In a separate transaction, Mark Anthony Group agreed to sell certain non-U.S. and non-Canadian trademark rights and other intellectual property to one of our subsidiaries. The aggregate purchase price of such acquisitions was approximately USD 413 million. Mark Anthony Group retains full ownership of its U.S. business, as well as the Canadian wine, spirits and beer import and distribution business.

During 2015 and 2016, we undertook a series of additional acquisitions and disposals with no significant impact to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 included in this Form 20-F.

In addition to the acquisitions and divestitures described above, we may acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. This is particularly true for developing countries in our Latin America West, Latin America North, Latin America South, Asia Pacific regions, as well as certain countries in our EMEA region, which tend to have lower disposable income per capita and may be subject to greater economic volatility than our markets in North America and developed countries in EMEA. The level of inflation has been particularly significant in our Latin America North and Latin America South regions and in certain countries within the EMEA region. For instance, Brazil has periodically experienced extremely high rates of inflation. In 1993, the annual rate of inflation, as measured by the National Consumer Price Index (Indice Nacional de Preços ao Consumidor), reached a hyperinflationary peak of 2,489%. As measured by the same index, Brazilian inflation was approximately 6.29% in 2016. Similarly, Argentina has, in the past, experienced periods of hyper-inflation. Argentine inflation in 1989 was 4,924% according to the Instituto Nacional de Estadística y Censos. As measured by the Fundacion de Investigaciones Economicas Latinoamericanas, in 2016, Argentine inflation was approximately 37.7%. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

In addition to affecting demand for our products, the general economic conditions described above may cause consumer preferences to shift between on-trade consumption channels, such as restaurants and cafés, bars, sports and leisure venues and hotels, and off-trade consumption channels, such as traditional grocery stores, supermarkets, hypermarkets and discount stores. Products sold in off-trade consumption channels typically generate higher volumes and lower margins per retail outlet than those sold in on-trade consumption channels, although on-trade consumption channels typically require higher levels of investment. The relative profitability of on-trade and off-trade consumption channels varies depending on various factors, including costs of invested capital and the distribution arrangements in the different countries in which we operate. A shift in consumer preferences towards lower-margin products may adversely affect our price realization and profit margins.

Consumer Preferences

We are a consumer products company, and our results of operations largely depend on our ability to respond effectively to shifting consumer preferences. Consumer preferences may shift due to a variety of factors, including changes in demographics, changes in social trends, such as consumer health concerns, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather or negative publicity resulting from regulatory action or litigation.

Product Mix

The results of our operations are substantially affected by our ability to build on our strong family of brands by relaunching or reinvigorating existing brands in current markets, launching existing brands in new markets and introducing brand extensions and packaging alternatives for our existing brands, as well as our ability to both acquire and develop innovative local products to respond to changing consumer preferences. Strong, well-recognized brands that attract and retain consumers, for which consumers are willing to pay a premium, are critical to our efforts to maintain and increase market share and benefit from high margins. See “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer” for further information regarding our brands.

Raw Material and Transport Prices

We have significant exposure to fluctuations in the prices of raw materials, packaging materials, energy and transport services, each of which may significantly impact our cost of sales or distribution expenses. Increased costs or distribution expenses will reduce our profit margins if we are unable to recover these additional costs from our customers through higher prices (see “—Economic Conditions and Pricing”).

The main raw materials used in our beer and other alcoholic malt beverage production are malted barley, corn grits, corn syrup, rice, hops and water, while those used in our non-beer production are flavored concentrate, fruit concentrate, sugar, sweetener and water. In some of our regions, such as in Africa, locally-sourced agricultural products such as sorghum or cassava, are used in place of malted barley. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The price of the raw and packaging materials that we use in our operations is determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, supplier’s capacity utilization, end-user demand, governmental regulations, and legislation affecting agriculture and trade. We are also exposed to increases in fuel and other energy prices through our own and third-party distribution networks and production operations. Furthermore, we are exposed to increases in raw material transport costs charged by suppliers. Increases in the prices of our products could affect demand among consumers, and thus, our sales volumes and revenue. Even though we seek to minimize the impact of such fluctuations through financial and physical hedging, the results of our hedging activities may vary across time.

As further discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” we use both fixed-price purchasing contracts and commodity derivatives to minimize our exposure to commodity price volatility when practicable. Fixed-price contracts generally have a term of one to two years although a small number of contracts have a term up to five years. See “Item 4. Information on the Company—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Raw Materials and Packaging” for further details regarding our arrangements for sourcing of raw and packaging materials.

Distribution Arrangements

We depend on effective distribution networks to deliver our products to our customers. Generally, we distribute our products through (i) own distribution, in which we deliver to points of sale directly, and (ii) third-party distribution networks, in which delivery to points of sale occurs through wholesalers and independent distributors. Third-party distribution networks may be exclusive or non-exclusive and may, in certain business segments, involve use of third-party distribution while we retain the sales function through an agency framework. We use different distribution networks in the markets in which we operate, as appropriate, based on the structure of the local retail sectors, local geographic considerations, scale considerations, regulatory requirements, market share and the expected added-value and capital returns.

Although specific results may vary depending on the relevant distribution arrangement and market, in general, the use of own distribution or third-party distribution networks will have the following effects on our results of operations:

•

Revenue. Revenue per hectoliter derived from sales through own distribution tends to be higher than revenue derived from sales through third parties. In general, under own distribution, we receive a higher price for our products since we are selling directly to points of sale, capturing the margin that would otherwise be retained by intermediaries;

•

Transportation costs. In our own distribution networks, we sell our products to the point of sale and incur additional freight costs in transporting those products between our plant and such points of sale. Such costs are included in our distribution expenses under IFRS. In most of our own distribution networks, we use third-party transporters and incur costs through payments to these transporters, which are also included in our distribution expenses under IFRS. In third-party distribution networks, our distribution expenses are generally limited to expenses incurred in delivering our products to relevant wholesalers or independent distributors in those circumstances in which we make deliveries; and

•

Sales expenses. Under fully third-party distribution systems, the salesperson is generally an employee of the distributor, while under our own distribution and indirect agency networks, the salesperson is generally our employee. To the extent that we deliver our products to points of sale through direct or indirect agency distribution networks, we will incur additional sales expenses from the hiring of additional employees (which may offset to a certain extent increased revenue gained as a result of own distribution).

In addition, in certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. To the extent that we rely on counterparties to distribution agreements to distribute our products in particular countries or regions, the results of our operations in those countries and regions will, in turn, be substantially dependent on our counterparties’ own distribution networks operating effectively.

Excise Taxes

Taxation on our beer, other alcoholic beverage and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For example, see the discussion of taxes in the United States, Russia and Ukraine in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The beer and beverage industry may be subject to adverse changes in taxation.”

Governmental Regulations

Governmental restrictions on beer consumption in the markets in which we operate vary from one country to another, and in some instances, within countries. The most relevant restrictions are:

•	Legal drinking ages;

•

Global and national alcohol policy reviews and the implementation of policies aimed at preventing the harmful effects of alcohol misuse (including, among others, relating to underage drinking, drunk driving, drinking while pregnant and excessive or abusive drinking);

•

Restrictions on sales of alcohol generally or beer specifically, including restrictions on distribution networks, restrictions on certain retail venues, requirements that retail stores hold special licenses for the sale of alcohol, restrictions on times or days of sale and minimum alcohol pricing requirements;

•

Advertising restrictions, which affect, among other things, the media channels employed, the content of advertising campaigns for our products and the times and places where our products can be advertised, including in some instances, sporting events;

•	Restrictions imposed by antitrust or competition laws;

•	Deposit laws (including those for bottles, crates and kegs);

•

Heightened environmental regulations and standards, including regulations addressing emissions of gas and liquid effluents and the disposal of waste and one-way packaging, compliance with which imposes costs; and

•	Litigation associated with any of the above.

Please refer to “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” for a fuller description of the key laws and regulations to which our operations are subject.

Foreign Currency

Our financial statements presentation and reporting currency is the U.S. dollar. A number of our operating companies have functional currencies (that is, in most cases, the local currency of the respective operating company) other than our reporting currency. Consequently, foreign currency exchange rates have a significant impact on our consolidated financial statements. In particular:

•

Changes in the value of our operating companies’ functional currencies against other currencies in which their costs and expenses are priced may affect those operating companies’ cost of sales and operating expenses, and thus negatively impact their operating margins in functional currency terms. Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions, while monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date. Except for exchange differences on transactions entered into in order to hedge certain foreign currency risk and exchange rate differences on monetary items that form part of the net investment in the foreign operations, gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities in currencies other than an operating company’s functional currency are recognized in the income statement. Historically, we have been able to raise prices and implement cost saving initiatives to partly offset cost and expense increases due to exchange rate volatility. We also have hedge policies designed to manage commodity price and foreign currency risks to protect our exposure to currencies other than our operating companies’ respective functional currencies. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” for further detail on our approach to hedging commodity price and foreign currency risk.

•

Any change in the exchange rates between our operating companies’ functional currencies and our reporting currency affects our consolidated income statement and consolidated statement of financial position when the results of those operating companies are translated into the reporting currency for reporting purposes as translational exposures are not hedged. Assets and liabilities of foreign operations are translated to the reporting currency at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations are translated to the reporting currency at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity into the reporting currency at year-end are taken to other comprehensive income (that is, in a translation reserve). Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit. During 2015 and 2016, several currencies, such as the Argentine peso, the Mexican peso, the Canadian dollar, the Brazilian real, the Chinese yuan, the Russian ruble, the South African rand and the euro, depreciated against the U.S. dollar, which generally strengthened during the same period. Our total consolidated revenue was USD 45.5 billion for the year ended 31 December 2016, an increase of USD 1.9 billion compared to the year ended 31 December 2015. The negative impact of unfavorable currency translation effects on our consolidated revenue in the year ended 31 December 2016 was USD 2.8 billion, primarily as a result of the impact of the currencies listed above.

For further details regarding the currencies in which our revenue is realized and the effect of foreign currency fluctuations on our results of operations see “—F. Impact of Changes in Foreign Exchange Rates” below.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our results of operations are affected by fluctuations in exchange rates” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.”

Weather and Seasonality

Weather conditions directly affect consumption of our products. High temperatures and prolonged periods of warm weather favor increased consumption of our products, while unseasonably cool or wet weather, especially during the spring and summer months, adversely affects our sales volumes and, consequently, our revenue. Accordingly, product sales in all of our business segments are generally higher during the warmer months of the year (which also tend to be periods of increased tourist activity) as well as during major holiday periods.

Consequently, for many countries in EMEA and most countries in the Latin America North and Latin America South regions (particularly Argentina and most of Brazil), volumes are usually stronger in the first and fourth quarters due to year-end festivities and the summer season in the Southern Hemisphere, while for some countries in Latin America West and EMEA and the countries in the North America and Asia Pacific regions, volumes tend to be stronger during the spring and summer seasons in the second and third quarters of each year.

Based on 2016 information, for example, we realized 53% of our total 2016 volumes in Europe in the second and third quarters, compared to 47% in the first and fourth quarters of the year, whereas in Latin America South, we realized 42% of our sales volume in the second and third quarters, compared to 58% in the first and fourth quarters.

Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above.

B. SIGNIFICANT ACCOUNTING POLICIES

For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 included in this Form 20-F.

We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. Although each of our significant accounting policies reflects judgments, assessments or estimates, we believe that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to our business operations and the understanding of its results: revenue recognition; accounting for business combinations and impairment of goodwill and intangible assets; pension and other post-retirement benefits; share-based compensation; contingencies; deferred and current income taxes; and accounting for derivatives. Although we believe that our judgments, assumptions and estimates are appropriate, actual results, under different assumptions or conditions, may differ from these estimates.

Summary of Changes in Accounting Policies

Given the transformational nature of our combination with SABMiller and to facilitate the understanding of our underlying performance, we updated our segment reporting for purposes of results announcements and internal review by senior management.

From 1 October 2016, our six geographic regions of North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific plus our Global Export and Holding Companies comprise our seven segments for financial reporting purposes. The figures for the years ended 31 December 2015 and 31 December 2014 have been restated to reflect this allocation.

Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016. The former SABMiller geographies were included in the existing six regions of AB InBev: Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within Asia Pacific. Exports to countries in which AB InBev has operations following the Transaction, were allocated to the respective regions in the segment reporting.

We continue to report the results of Global Export and Holding Companies, which includes our global headquarters, the export businesses which have not been allocated to the regions, and the interim supply agreement with Constellation Brands, Inc. until its termination in December 2016.

The results of the Central and Eastern European businesses, acquired through the SABMiller combination exclusively with a view to resale, qualify as discontinued operations and have been presented as such in our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 included in this Form 20-F.

Revenue Recognition

Our products are sold for cash or on credit terms. In relation to the sale of beverages and packaging, we recognize revenue when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Our terms of sale do not allow for a right of return.

Our customers can earn certain incentives, which are treated as deductions from revenue. These incentives primarily include volume-based incentive programs, free beer and cash discounts. In preparing the financial statements, management must make estimates related to the contractual terms, customer performance and sales volume to determine the total amounts recorded as deductions from revenue. Management also considers past results in making such estimates. The actual amounts ultimately paid may be different from our estimates. Such differences are recorded once they have been determined and have historically not been significant.

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deductions from revenue recorded by us in relation to these taxes was approximately USD 11.6 billion, USD 11.2 billion and USD 13.2 billion for the years ended 31 December 2016, 2015 and 2014, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that include a significant amount of goodwill and other intangible assets, including the acquisitions of Anheuser-Busch, Grupo Modelo and SABMiller.

As of 31 December 2016, our total goodwill amounted to USD 136.5 billion, and our intangible assets with indefinite useful lives amounted to USD 42.3 billion.

The allocation of the purchase price related to the Transaction has been only provisionally determined at the end of the reporting period. The completion of the purchase price allocation may result in further adjustment to the carrying value of SABMiller’s recorded assets, liabilities and non-controlling interests and the determination of any residual amount that will be allocated to goodwill. We expect to complete the initial allocation of goodwill to the business units during 2017, as permitted by IFRS 3 Business combinations and IAS 36 Impairment of assets.

We apply the acquisition method of accounting to account for acquisition of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill. If the business combination is achieved in stages, the acquisition date carrying value of our previously held interest in the acquiree is remeasured to fair value at the acquisition date; any gains or losses arising from such remeasurement are recognized in profit or loss. We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include, in some cases, estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuation purposes, including estimates of future cash flows or discount rates, may have resulted in different estimates of value of assets acquired and liabilities assumed. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts, and the difference could be material.

We test our goodwill and other long-lived assets for impairment annually in the fourth quarter or whenever events and circumstances indicate that the recoverable amount, determined as the higher of the asset’s fair value less cost to sell and value in use, of those assets is less than their carrying amount. The testing methodology consists of applying a discounted free cash flow approach based on acquisition valuation models for our major business units and the business units showing a high invested capital to EBITDA, as defined, multiple, and valuation multiples for our other business units. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when we decide to dispose of assets.

For the business units that are not linked to the Transaction, the key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

•

In the second to fourth years of the model, free cash flows are based on our strategic plan as approved by key management. Our strategic plan is prepared per business unit and is based on external sources in respect of macroeconomic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

For the subsequent six years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the three main cash-generating units, the terminal growth rate applied ranged between 0.0% and 2.3% for the United States, 0.0% and 3.3% for Brazil, and 0.0% and 2.6% for Mexico;

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric. The WACC ranged primarily between 7% and 14% in U.S. dollar nominal terms for goodwill impairment testing conducted for 2016. For the three main cash generating units, the WACC applied in U.S. dollar nominal terms ranged between 6% and 8% for the United States, 9% and 11% for Brazil, and 8% and 10% for Mexico; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

The initial allocation of goodwill to the business units acquired through the Transaction was not concluded by 31 December 2016. Management assessed whether there would be any triggering event or indicator that could lead to an impairment of the goodwill acquired through the Transaction and concluded that there were no indicators of impairment of goodwill.

Although we believe that our judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macroeconomic conditions.

Impairment testing of intangible assets with an indefinite useful life is based on the same methodology and assumptions as described above.

For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 8, 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

Pension and Other Post-Retirement Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. Usually, pension plans are funded by payments made both by us and our employees, taking into account the recommendations of independent actuaries. We maintain funded and unfunded plans.

Defined Contribution Plans

Contributions to these plans are recognized as expenses in the period in which they are incurred.

Defined Benefit Plans

For defined benefit plans, liabilities and expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, net interest cost/(income), past service costs and the effect of any settlements and curtailments. Past service costs are recognized at the earlier of when the amendment/curtailment occurs or when we recognize related restructuring or termination costs.

The net defined benefit plan liability recognized in the statement of financial position is measured as the current value of the estimated future cash outflows using a discount rate equivalent to high-quality corporate bond yields with maturity terms similar to those of the obligation, less the fair value of any plan assets. Where the calculated amount of a defined benefit plan liability is negative (an asset), we recognize such asset to the extent that economic benefits are available to us either from refunds or reductions in future contributions.

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Re-measurements, comprising actuarial gains and losses, the effect of asset ceilings (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized, see the sensitivity analysis within note 25 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

A significant portion of our plan assets is invested in equity and debt securities. The equity and debt markets have experienced volatility in the recent past, which has affected the value of our pension plan assets. This volatility may impact the long-term rate of return on plan assets. Actual asset returns that differ from the interest income recognized in our income statement are fully recognized in other comprehensive income.

Other Post-Employment Obligations

We and our subsidiaries provide health care benefits and other benefits to certain retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that used for defined benefit plans.

Share-Based Compensation

We have various types of equity-settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 26 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 included in this Form 20-F and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 to 30 April 2009 given the extreme market conditions experienced during that period.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 32 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

Under IFRS, we record a provision for a loss contingency when it is probable that a future event will confirm that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur, and typically those events will occur over a number of years in the future. The valuations of the provisions are adjusted as further information becomes available.

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings,” and in note 32 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

Deferred and Current Income Taxes

We recognize deferred tax effects of tax loss carry-forwards and temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from different treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we record on our consolidated balance sheet. We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that it is probable that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date. We reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available. If the final outcome of these matters differs from the amounts initially recorded, differences may positively or negatively impact the income tax and deferred tax provisions in the period in which such determination is made.

We are subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some of our subsidiaries are involved in tax audits and local enquiries, usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Accounting for Derivatives

Our risk management strategy includes the use of derivatives. The main derivative instruments we use are foreign currency rate agreements, exchange-traded foreign currency futures, interest rate swaps and options, cross-currency interest rate swaps and forwards, exchange-traded interest rate futures, commodity swaps, exchange-traded commodity futures and equity swaps. Our policy prohibits the use of derivatives in the context of speculative trading.

Derivative financial instruments are recognized initially at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Subsequent to initial recognition, derivative financial instruments are re-measured to fair value at the balance sheet date. For derivative financial instruments that qualify for hedge accounting, we apply the following policy: for fair value hedges, changes in fair value are recorded in the income statement and for cash flow and net investment hedges, changes in fair value are recognized in the other comprehensive income and/or in the income statement for the effective and/or ineffective portion of the hedge relationship, respectively.

The estimated fair value amounts have been determined by us using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. The fair values of financial instruments that are not traded in an active market (for example, unlisted equities, currency options, embedded derivatives and over-the-counter derivatives) are determined using valuation techniques. We use judgment to select an appropriate valuation methodology and underlying assumptions based principally on existing market conditions. Changes in these assumptions may cause us to recognize impairments or losses in future periods.

Although our intention is to maintain these instruments through maturity, they may be realized at our discretion. Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be eliminated.

C. BUSINESS SEGMENTS

Both from an accounting and managerial perspective, we are organized according to business segments, which, with the exception of Global Export and Holding Companies, correspond to a combination of geographic regions in which our operations are based. The Global Export and Holding Companies segment includes our headquarters and the countries in which our products are sold only on an export basis and in which we generally do not otherwise have any operations or production activities, as well as certain intra-group transactions and the interim supply agreement with Constellation Brands, Inc.

Effective 1 October 2016, we are reporting our financial results under the following six regions: North America, Latin America West, Latin America South, Latin America North, EMEA and Asia Pacific. Our six geographic regions plus our Global Export and Holding Companies comprise our seven segments for all financial reporting purposes. For a list of the countries comprising our geographic reporting regions, see “Item 4. Information on the Company—B. Business Overview—3. Main Markets.”

Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

Following the combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date. The Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the Latin America West region, the sale of Grupo Modelo brands by our affiliates or in geographies where our affiliates operate is reported in the respective regions where these affiliates operate, and the Export business is reported in the Global Export and Holding Companies segment . Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands, Inc. under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The Oriental Brewery business is reported in the Asia Pacific region as from 1 April 2014.

The financial performance of each business segment, including its sales volume and revenue, is measured based on our product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere.

In 2016, Latin America North accounted for 23.6% of our consolidated volumes; North America for 23.4%; Asia Pacific for 18.4%; EMEA for 15.1%; Latin America West for 12.7%; Latin America South accounted for 6.4% and Global Export and Holding Companies for 0.4%. A substantial portion of our operations is carried out through our four largest subsidiaries: Anheuser-Busch (wholly owned); Ambev (61.9% owned as of 31 December 2016); Grupo Modelo (wholly owned); SABMiller (wholly owned) and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, we also have non-beer activities (primarily consisting of soft drinks) within certain countries in EMEA, in particular in South Africa, Uganda, Kenya, Ethiopia, Mozambique, Ghana, Tanzania, Namibia and Zambia; and Latin America, in particular Brazil, the Dominican Republic, Bolivia, Uruguay and Argentina. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.

D. EQUITY INVESTMENTS

Following the completion of the Transaction, we recognized interests in associates with a fair value at acquisition date of USD 4.4 billion. The main equity investments contributing to such fair value adjustments were the beverage operations with Société des Brasseries et Glacières Internationales and B.I.H. Brasseries Internationales Holding Limited and Anadolu Efes. See note 16 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31  December 2016 for more information.

E. RESULTS OF OPERATIONS

Year Ended 31 December 2016 Compared to the Year Ended 31 December 2015

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately. Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2016(3)	Year ended 31 December 2015(2)	Change
	(thousand hectoliters)		(%)(1)
North America	116,890	118,151	(1.1)
Latin America West	63,618	43,617	45.9
Latin America North	118,012	123,468	(4.4)
Latin America South	32,158	34,009	(5.4)
EMEA	75,348	45,481	65.7
Asia Pacific	92,278	90,068	2.5
Global Export and Holding Companies	1,940	2,522	(23.1)

Total	500,242	457,317	9.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.

(3)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

Our consolidated volumes were 500 million hectoliters for the year ended 31 December 2016. This represented an increase of 43 million hectoliters, or 9.4%, as compared to our consolidated volumes for the year ended 31 December 2015. The results for the year ended 31 December 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016.

•

The Transaction, which was included as from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, increased our volumes by 51.4 million hectoliters. The acquisition of the SABMiller retained businesses primarily affects our EMEA, Latin America West and Asia Pacific regions, and, to a lesser degree, our Latin America North region.

•

Other 2016 acquisitions and disposals mainly include the acquisition of certain craft breweries in the United States, Canada, Europe and the Caribbean and the disposal of a brewery in Germany. The 2015 acquisitions and disposals include the termination of certain distribution rights in Europe, the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru. These 2015 and 2016 transactions positively impacted our volumes, in the aggregate, by 0.1 million hectoliters (net) for the year ended 31 December 2016 compared to the year ended 31 December 2015.

For further details of these acquisitions and disposals, see “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 included in this Form 20-F.

Excluding volume changes attributable to the Transaction and the acquisitions and disposals described above, total volumes declined 1.9% in the year ended 31 December 2016 compared to our volumes for the year ended 31 December 2015.

North America

In the year ended 31 December 2016, our volumes in North America decreased by 1.3 million hectoliters, or 1.1%, compared to the year ended 31 December 2015.

We estimate that the United States industry’s beer sales-to-retailers adjusted for the number of selling days declined by 1.0% in the year ended 31 December 2016 compared to the same period last year. On the same basis, we estimate that our shipment volumes in the United States and our beer sales-to-retailers adjusted for the number of selling days declined by 1.7% and 2.0%, respectively. We estimate that our total market share, based on beer sales-to-retailers adjusted for the number of selling days, declined by approximately 50 bps during 2016 compared to 2015, which is a 15 bps trend improvement over 2015.

We estimate that Budweiser sales-to-retailers adjusted for the number of selling days declined by mid-single single digits, with the brand’s share of total market down approximately 25 bps in 2016. On the same basis, we estimate that Bud Light’s share of total market was down approximately 50 bps, with some share loss in the premium light category. Our portfolio of above premium brands performed well during the year, with sales-to-retailers adjusted for the number of selling days up by mid-single digits, leading to a gain of approximately 45 bps of total market share, based on our estimate.

In Canada, our volumes increased by low single digits in the year ended 31 December 2016 compared to the same period last year due to a soft industry.

Latin America West

In the year ended 31 December 2016, our volumes in Latin America West increased by 20.0 million hectoliters, or 45.9%, compared to the year ended 31 December 2015.

The Transaction, which was included as from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, increased our volumes by 17.5 million hectoliters.

Excluding volume changes attributable to the Transaction and the other acquisitions and disposals described above, our total volumes increased by high single digits compared to the year ended 31 December 2015.

Mexico had another solid year, with strong volume growth following increased investment behind our core brands and further expansion in the northern region, as well as benefiting from a favorable macroeconomic environment. Bud Light and Victoria delivered particularly strong performances, fueled by successful brand activations. Based on our estimates, we gained approximately 20 bps of beer market share in 2016.

In Colombia, our beer volumes contracted by mid-single digits on a year-over-year basis for the Combined Group as the business cycled a demanding prior year comparable.

Latin America North

In the year ended 31 December 2016, our volumes in Latin America North decreased by 5.5 million hectoliters, or 4.4%, compared to the year ended 31 December 2015, with our beer volumes and soft drinks decreasing 4.3% and 4.7%, respectively.

The Transaction, which was included as from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, increased our volumes by 0.7 million hectoliters.

Excluding volume changes attributable to the Transaction and the other acquisitions and disposals described above, as well as the transfer of certain activities from Global Export and Holding Companies, our volumes decreased by 5.9%.

In Brazil, volume performance remained under pressure due to a challenging consumer environment, with declining real disposable income and the rising of unemployment rate to its highest level since 1995. We estimate that the beer industry volumes declined by approximately 5.3% in the year ended 31 December 2016 compared to the same period last year, and that our market share declined by 120 bps to 66.3%, based on AC Nielsen data.

Latin America South

In the year ended 31 December 2016, our volumes in Latin America South decreased by 1.8 million hectoliters, or 5.4%, compared to the year ended 31 December 2015.

Excluding the other acquisitions and disposals described above, as well as the transfer of certain activities to Latin America West, our volumes decreased by 5.6%, driven by consumption contraction in Argentina due to structural reforms implemented in the country coupled with high inflation, which is the primary driver of our double digit revenue increases.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the year ended 31 December 2016 increased by 29.9 million hectoliters, or 65.7%, compared to the year ended 31 December 2015.

The Transaction, which was included as from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, increased our volumes by 30.6 million hectoliters.

Excluding volume changes attributable to the Transaction and the other acquisitions and disposals described above, our beer volumes for the year ended 31 December 2016 decreased by low single digits compared to the year ended 31 December 2015. Western Europe total volumes grew by low single digits in the year ended 31 December 2016 compared to the same period last year, driven by market share gains in the majority of our markets, while Eastern Europe total volumes declined by high single digits on the same basis, due to industry weakness and share loss, following price increases mainly on value segment brands in Russia.

Our beer volumes in South Africa declined by mid-single digits on a year-over-year basis for the Combined Group as a result of macroeconomic weakness and a sizable price increase, due to currency and commodity headwinds. However, our premium brands, Castle Lite and Flying Fish, delivered solid volume growth. Nigeria continued to experience double digit volume growth on a year-over-year basis for the Combined Group on the back of increased capacity and further market penetration. Tanzania posted low-single digit total volumes decline on a year-over-year basis for the Combined Group due to pressure on consumers’ disposable incomes and as it cycles a difficult comparable. Total volumes in Mozambique grew by low-single digits on a year-over-year basis for the Combined Group as we grew market share, despite a difficult macroeconomic situation. In Zambia, an economic slowdown and lower consumer disposable income resulted in a double digit volume decline on a year-over-year basis for the Combined Group despite improvements in our market share.

Asia Pacific

For the year ended 31 December 2016, our volumes increased by 2.0 million hectoliters, or 2.2%, compared to the year ended 31 December 2015.

The Transaction, which was included as from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, increased our volumes by 2.5 million hectoliters.

Excluding the acquisitions and disposals described above and the Transaction, our beer volumes for the year ended 31 December 2016 remained basically flat compared to the year ended 31 December 2015.

In China, we continue to see industry weakness with estimated total industry volumes declining by approximately 3.8% in the year ended 31 December 2016 compared to the same period last year, with our volumes contracting by only 1.2%. This resulted in approximately 45 bps of share gain for us on the back of our strategy to pursue long term growth in the most profitable core plus, premium and super premium segments due to growing number of urban middle class and affluent class consumer households. The combined volumes of our core plus, premium and super premium brands now account for over 55% of our total China volumes.

In Australia, we took over distribution rights for Budweiser, Stella Artois, and Corona, and other premium brands as part of the Transaction and became the market leader in the country, especially as Corona is the largest premium imported brand. Despite a soft fourth quarter 2016, we estimate that we gained share in the country in 2016 on a year-over-year basis for the Combined Group.

Global Export and Holding Companies

For the year ended 31 December 2016, Global Export and Holding Companies volumes decreased by 0.2 million hectoliters.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2016, as compared to our revenue for the year ended 31 December 2015.

	Year ended 31 December 2016(3)	Year ended 31 December 2015(2)	Change
	(USD millions)		(%)(1)
North America	15,698	15,603	0.6
Latin America West	5,188	4,079	27.2
Latin America North	8,461	9,096	(7.0)
Latin America South	2,850	3,331	(14.4)
EMEA	6,010	4,128	45.5
Asia Pacific	6,074	5,784	5.0
Global Export and Holding Companies	1,237	1,582	(21.8)

Total	45,517	43,604	4.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.
(3)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

Our consolidated revenue was USD 45,517 million for the year ended 31 December 2016. This represented an increase of USD 1,913 million, or 4.4%, as compared to our consolidated revenue for the year ended 31 December 2015. The results for the year ended 31 December 2016 reflect the performance of our business after the completion of the Transaction, certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The Transaction, which was included from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, positively impacted our consolidated revenue by USD 3,753 million for the year ended 31 December 2016 compared to the year ended 31 December 2015.

•

Our 2015 consolidated results were impacted by the phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. in connection with the disposal of the Piedras Negras glass plant, the termination of certain distribution rights in Europe and the termination of agreements with Crown Imports, for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru (collectively, the “other 2015 acquisitions and disposals”). Furthermore, our 2016 consolidated results were impacted by the continued phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. and by the acquisition of certain craft breweries in the United States, Canada, Europe and the Caribbean and the disposal of a brewery in Germany (collectively, the “other 2016 acquisitions and disposals” and together with the 2015 acquisitions and disposals, the “other 2015 and 2016 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 87 million (net) for the year ended 31 December 2016 compared to the year ended 31 December 2015.

•

Our consolidated revenue for the year ended 31 December 2016 also reflects an unfavorable currency translation impact of USD 2,794 million mainly arising from currency translation effects in Latin America South, Latin America North and Latin America West.

Excluding the effects of the business acquisitions and disposals described above, the Transaction and currency translation effects, our revenue increased 2.4%, and by 4.4% on a per hectoliter basis, in the year ended 31 December 2016 compared to the year ended 31 December 2015, driven by our revenue management initiatives and brand mix, as we continue to implement premiumization strategies. Our consolidated revenue for the year ended 31 December 2016 was partly impacted by the developments in volumes discussed above.

On the same basis, the main business segments contributing to growth in our consolidated revenues were: (i) Latin America South, as a result of high inflation; (ii) Latin America West, driven by our revenue management initiatives as well as packaging mix in Mexico; (iii) EMEA, mainly driven by European revenue growth due to premiumization, largely through the continued growth of our global brand portfolio; and (iv) Asia Pacific, driven by the growth of our premium and super premium portfolio, as well as improved regional mix. Furthermore, the growth in revenue was partly offset by a challenging consumer environment in Brazil.

Combined revenues of our three global brands grew by 6.5% in 2016, with global revenues for Budweiser growing by 2.8%, for Stella Artois by 6.3% and for Corona by 14.3%.

Cost of Sales

The following table reflects changes in the cost of sales across our business segments for the year ended 31 December 2016 as compared to the year ended 31 December 2015:

	Year ended 31 December 2016(3)	Year ended 31 December 2015(2)	Change
	(USD millions)		(%)(1)
North America	(5,858)	(6,122)	4.3
Latin America West	(1,470)	(1,118)	(31.5)
Latin America North	(3,169)	(3,032)	(4.5)
Latin America South	(927)	(1,148)	19.3
EMEA	(2,590)	(1,712)	(51.2)
Asia Pacific	(2,855)	(2,840)	(0.5)
Global Export and Holding Companies	(935)	(1,166)	19.8

Total	(17,803)	(17,137)	(3.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.
(3)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

Our consolidated cost of sales was USD 17,803 million for the year ended 31 December 2016. This represented an increase of USD 666 million or 3.9%, as compared to our consolidated cost of sales for the year ended 31 December 2015. The results for the year ended 31 December 2016 reflect the performance of our business after the completion of the Transaction, certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•	The Transaction negatively impacted our consolidated cost of sales by USD 1,428 million for the year ended 31 December 2016 compared to the year ended 31 December 2015.

•

The 2015 and 2016 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 129 million for the year ended 31 December 2016 compared to year ended 31 December 2015.

•

Our consolidated cost of sales for the year ended 31 December 2016 also reflects a positive currency translation impact of USD 913 million mainly arising from currency translation effects in Latin America South, Latin America North and Latin America West.

Excluding the effects of the business acquisitions and disposals described above, the Transaction and currency translation effects, our cost of sales increased by 1.7%. On a per hectoliter basis, our cost of sales increased by mid-single digits, driven primarily by unfavorable foreign exchange transactional impacts, higher depreciation from recent investments and product mix. Our consolidated cost of sales for the year ended 31 December 2016 was partly impacted by the developments in volumes discussed above.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2016 as compared to the year ended 31 December 2015. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2016 were USD 14,439 million, representing an increase of USD 1,740 million, or 13.7% compared to our operating expenses for 2015.

	Year ended 31 December 2016(2)	Year ended 31 December 2015	Change
	(USD millions)		(%)(1)
Distribution Expenses	(4,543)	(4,259)	(6.7)
Sales and Marketing Expenses	(7,745)	(6,913)	(12)
Administrative Expenses	(2,882)	(2,560)	(12.6)
Other Operating Income/(Expenses)	732	1,032	(29.1)

Total Operating Expenses	(14,439)	(12,700)	(13.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the year ended 31 December 2016 as compared to the year ended 31 December 2015:

	Year ended 31 December 2016(3)	Year ended 31 December 2015(2)	Change
	(USD millions)		(%)(1)
North America	(4,438)	(4,113)	(7.9)
Latin America West	(1,805)	(1,541)	(17.1)
Latin America North	(2,618)	(2,601)	(0.7)
Latin America South	(704)	(780)	9.7
EMEA	(2,163)	(1,647)	(31.4)
Asia Pacific	(2,364)	(2,253)	(4.9)
Global Export and Holding Companies	(1,080)	(797)	(35.6)

Total	(15,171)	(13,731)	(10.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.
(3)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

Our consolidated selling, general and administrative expenses were USD 15,171 million for the year ended 31 December 2016. This represented an increase of USD 1,440 million, or 10.5%, as compared to the year ended 31 December 2015. The results for the year ended 31 December 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•	The Transaction negatively impacted our consolidated selling, general and administrative expenses by USD 1,213 million for the year ended 31 December 2016 compared to the year ended 31 December 2015.

•	The 2015 and 2016 acquisitions and disposals described above negatively impacted our consolidated operating expenses by USD 149 million for the same period last year.

•	Our consolidated operating expenses for the year ended 31 December 2016 also reflect a positive currency translation impact of USD 977 million.

Excluding the effects of the business acquisitions and disposals described above, the Transaction and currency translation effects, our consolidated selling, general and administrative expenses increased by 7.7%, with increased support behind the long-term growth of our brands and sales activations. The increased investments included further support for the growth of our global brands and our premiumization initiatives.

Other Operating Income/(Expenses)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2016 as compared to the year ended 31 December 2015:

	Year ended 31 December 2016(3)	Year ended 31 December 2015(2)	Change
	(USD millions)		(%)(1)
North America	39	50	(22.0)
Latin America West	75	231	(67.5)
Latin America North	328	557	(41.1)
Latin America South	20	7	185.7

	Year ended 31 December 2016(3)	Year ended 31 December 2015(2)	Change
	(USD millions)		(%)(1)
EMEA	44	28	54.1
Asia Pacific	131	146	(9.9)
Global Export and Holding Companies	95	11	764.4

Total	732	1,032	(29.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.
(3)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

The net positive effect of our other operating income and expenses for the year ended 31 December 2016 was USD 732 million. This represented a decrease of USD 300 million, or 29.1%, compared to the year ended 31 December 2015. The results for the year ended 31 December 2016 reflect a positive impact from the Transaction of USD 61 million, a negative impact from other acquisitions and disposals of USD 111 million and negative currency translation impact of USD 44 million.

Excluding the effects of the business acquisitions and disposals, currency translation effects described above and a change in the presentation of certain commercial agreements in Mexico to sales and marketing expenses, our net other operating income and expenses would have decreased by 13.9% for the year ended 31 December 2016 as compared to the same period in 2015, due to lower government grants in China and Brazil.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and, accordingly, our management has excluded these items from their segment measure of performance.

For the year ended 31 December 2016, exceptional items included in profit from operations consisted of restructuring charges, acquisition costs of business combinations and business and asset disposal. Exceptional items were as follows for the years ended 31 December 2016 and 2015:

	Year ended 31 December 2016(1)	Year ended 31 December 2015
	(USD millions)
Restructuring	(323)	(171)
Acquisition costs business combination	(448)	(55)
Business and asset disposal	377	524
Impairment of assets	—	(82)
Judicial settlement	—	(80)

Total	(394)	136

Note:

(1)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 323 million for the year ended 31 December 2016 as compared to a net cost of USD 171 million for the year ended 31 December 2015. These charges primarily relate to the integration of SABMiller, and to organizational alignments in EMEA, Asia Pacific and Latin America West. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision making and improvements to efficiency, service and quality.

Acquisition Costs and Business Combinations

Acquisition costs of USD 448 million for the year ended 31 December 2016 primarily related to costs incurred in relation to the Transaction.

Business and Asset Disposal

Business and asset disposals amounted to a net benefit of USD 377 million for the year ended 31 December 2016, mainly attributable to the proceeds from the sale of our brewery located in Obregón, Sonora, Mexico to Constellation Brands, Inc.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2016 as compared to the year ended 31 December 2015:

	Year ended 31 December 2016(3)	Year ended 31 December 2015(2)	Change
	(USD millions)		(%)(1)
North America	5,412	5,520	(2.0)
Latin America West	2,240	1,681	33.3
Latin America North	2,981	3,937	(24.3)
Latin America South	1,228	1,400	(12.3)
EMEA	1,184	870	36.1
Asia Pacific	903	928	(2.7)
Global Export and Holding Companies	(1,066)	(434)	—

Total	12,882	13,904	(7.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.
(3)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

Our profit from operations amounted to USD 12,882 million for the year ended 31 December 2016. This represented a decrease of USD 1,022 million, or 7.4%, as compared to our profit from operations for the year ended 31 December 2015. The results for the year ended 31 December 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016, currency translation effects and the effects of certain exceptional items as described above.

•	Our consolidated profit from operations for the year ended 31 December 2016 also reflects a negative currency translation impact of USD 1,004 million.

•

The 2015 and 2016 acquisitions and disposals described above and the Transaction positively impacted our consolidated profit from operations by USD 796 million for the year ended 31 December 2016 compared to the same period last year.

•

Our profit from operations for the year ended 31 December 2016 was negatively impacted by USD 394 million of certain exceptional items, as compared to a positive impact of USD 136 million for the year ended 31 December 2015. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2016 and 2015.

•

Our profits from operations was affected by volume, revenue and cost devaluations, particularly in Brazil, where beer volumes were down, revenues suffered and costs of sales rose compared with 2015 due to devaluation of the Brazilian Real.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2016 as compared to the year ended 31 December 2015:

	Year ended 31 December 2016(2)	Year ended 31 December 2015	Change
	(USD millions)		(%)(1)
Profit of the year	2,769	9,867	(71.9)
Profit from discontinued operations	(48)	—	—
Net finance cost	8,564	1,453	489.4
Income tax expense	1,613	2,594	(37.8)
Share of result of associates and joint ventures	(16)	(10)	60.0

Profit from operations	12,882	13,904	(7.4)
Depreciation, amortization and impairment	3,479	3,153	10.3

EBITDA, as defined	16,361	17,057	(4.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

A performance measure such as EBITDA, as defined, is a non-IFRS measure. The financial measure most directly comparable to EBITDA, as defined, and presented in accordance with IFRS in our consolidated financial statements, is profit of the year. EBITDA, as defined, is a measure used by our management to evaluate our business performance and is defined as profit from operations before depreciation, amortization and impairment. EBITDA, as defined, is a key component of the measures that are provided to senior management on a monthly basis at the group level, the business segment level and lower levels. We believe EBITDA, as defined, is useful to investors for the following reasons.

We believe EBITDA, as defined, facilitates comparisons of our operating performance across our business segments from period to period. In comparison to profit of the year, EBITDA, as defined, excludes items which do not impact the day-to-day operation of our primary business (that is, the selling of beer and other operational businesses) and over which management has little control. Items excluded from EBITDA, as defined, are our share of results of associates and joint ventures, depreciation and amortization, impairment, financial charges and corporate income taxes, which management does not consider to be items that drive our underlying business performance. Because EBITDA, as defined, includes only items management can directly control or influence, it forms part of the basis for many of our performance targets. For example, certain options under our share-based compensation plan were granted such that they vest only when certain targets derived from EBITDA, as defined, were met.

We further believe that EBITDA, as defined, and measures derived from it, are frequently used by securities analysts, investors and other interested parties in their evaluation of us and in comparison to other companies, many of which present an EBITDA performance measure when reporting their results.

EBITDA, as defined, does, however, have limitations as an analytical tool. It is not a recognized term under IFRS and does not purport to be an alternative to profit as a measure of operating performance, or to cash flows from operating activities as a measure of liquidity. As a result, you should not consider EBITDA, as defined, in isolation from, or as a substitute analysis for, our results of operations. Some limitations of EBITDA, as defined, are:

•	EBITDA, as defined, does not reflect the impact of financing costs on our operating performance. Such costs are significant in light of our increased debt subsequent to the Transaction;

•	EBITDA, as defined, does not reflect depreciation and amortization, but the assets being depreciated and amortized will often have to be replaced in the future;

•	EBITDA, as defined, does not reflect the impact of charges for existing capital assets or their replacements;

•	EBITDA, as defined, does not reflect our tax expense; and

•	EBITDA, as defined, may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations.

Additionally, EBITDA, as defined, is not intended to be a measure of free cash flow for management’s discretionary use, as it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows.

We compensate for these limitations, in addition to using EBITDA, as defined, by relying on our results calculated in accordance with IFRS.

Our EBITDA, as defined, amounted to USD 16,361 million for the year ended 31 December 2016. This represented a decrease of USD 696 million, or 4.1%, as compared to our EBITDA, as defined, for the year ended 31 December 2015. The results for the year ended 31 December 2016 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2015 and 2016 discussed above, the Transaction and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 394 million (before impairment losses) of certain exceptional items in the year ended 31 December 2016, as compared to a positive impact of USD 218 million (before impairment losses) during the year ended 31 December 2015. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2016 and 2015.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2016 and 2015:

	Year ended 31 December 2016(2)	Year ended 31 December 2015	Change
	(USD millions)		(%)(1)
Net interest expense	(3,519)	(1,466)	(140.0)
Net interest on net defined benefit liabilities	(113)	(118)	4.2
Accretion expense	(648)	(326)	(98.8)
Other financial results	(928)	671	—

Net finance cost before exceptional finance results	(5,208)	(1,239)	(320.3)
Mark-to-market (Grupo Modelo deferred share instrument)	(304)	511	—
Mark-to-market (Portion of the FX hedging of the purchase price of the Transaction that does not qualify for hedge accounting)	(2,693)	(688)	(291.4)

Other mark-to-market adjustments (Restricted Shares and euro bonds)	39	(18)	—
Other	(398)	(19)	—

Exceptional net finance income/(cost)	(3,356)	(214)	—

Net finance income/(cost)	(8,564)	(1,453)	(489.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

Our net finance cost for the year ended 31 December 2016 was USD 8,564 million, as compared to USD 1,453 million for the year ended 31 December 2015, representing an increase of USD 7,111 million.

The increase in net finance costs before exceptional financial items is driven primarily by the additional net interest expenses resulting from the bond issuances in January and March 2016 related to the funding of the Transaction, as well as higher accretion expenses and net losses on hedging instruments that are not part of a hedge accounting relationship. Accretion expenses increased by USD 322 million primarily due to the additional net interest expenses resulting from the bond issuances in first quarter 2016 related to the funding of the Transaction. Other financial results include a negative mark-to-market adjustment of USD 384 million in 2016, linked to the hedging of our share-based payment programs compared to a mark-to-market gain of USD 844 million for the period ended 31 December 2015.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices are as follows:

	Year ended 31 December 2016	Year ended 31 December 2015
Share price at the start of the period (in euro)	114.40	93.86
Share price at the end of the period (in euro)	100.55	114.4
Number of derivative equity instruments at the end of the period (in millions)	53.5	35.5

Exceptional net finance costs in 2016 include a negative mark-to-market adjustment of USD 2,693 million as a result of derivative foreign exchange forward contracts and other non-derivative items entered into in order to economically hedge against exposure to changes in the U.S. dollar exchange rate for the cash component of the purchase consideration of SABMiller in pound sterling and South African rand, for which a portion of the hedges could not qualify for hedge accounting. Since inception of the derivative contracts in 2015 and upon the completion of the Transaction, USD 12.3 billion negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which USD 7.4 billion qualified for hedge accounting and was, accordingly, allocated as part of the SABMiller consideration paid.

Exceptional net finance cost also includes mark-to-market losses of USD 304 million on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a mark-to-market gain of USD 511 million for the period ended 31 December 2015, and a mark-to-market loss of USD 127 million related to derivative instruments entered into to hedge part of the Restricted Shares issued in relation to the Transaction. The number of shares covered by the hedging of the deferred share instrument and the Restricted Shares, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2016	Year ended 31 December 2015
Ordinary Share price at the start of the period (in euro)(1)	114.40	93.86
Ordinary Share price at the end of the period (in euro) (1)	100.55	114.4
Number of derivative equity instruments at the end of the period (in millions)	38.1	23.1

Note:

(1)	Upon completion of the Transaction on 10 October 2016, former AB InBev Ordinary Shares have been converted into AB InBev Ordinary Shares.

Other exceptional net finance costs of USD 398 million in 2016 mainly relate to commitment fees for the 2015 Senior Facilities Agreement paid during the period, as well as costs linked to the early redemption of SABMiller bonds.

Share of Result of Associates and Joint Ventures

Our share of result of associates and joint ventures for the year ended 31 December 2016 was USD 16 million as compared to USD 10 million for the year ended 31 December 2015.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2016 amounted to USD 1,613 million, with an effective tax rate of 37.4%, as compared to an income tax expense of USD 2,594 million and an effective tax rate of 20.8% for the year ended 31 December 2015. The increase in the effective tax rate is mainly due to the unfavorable impact on profit before tax of the negative mark-to-market adjustment related to the hedging of the purchase price of the Transaction that could not qualify for hedge accounting.

In 2016 and 2015, we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006 and other mergers was to reduce income tax expense for the year ended 31 December 2016 by USD 41 million. In October 2013 and June 2016 , Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and Its Subsidiaries—Tax Matters—Special Goodwill Reserve” for further information.

We benefit from tax-exempted income and tax credits which are expected to continue in the future, except for the tax deductibility of existing goodwill in Brazil, which will significantly reduce as from 2017. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,528 million for the year ended 31 December 2016, a decrease of USD 66 million from USD 1,594 million for the year ended 31 December 2015, primarily due to currency translation effects and the unfavorable operating performance of Brazil.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2016 was USD 1,241 million (compared to USD 8,273 million for the year ended 31 December 2015) with basic earnings per share of USD 0.72, based on 1,717 million shares outstanding, representing the weighted average number of ordinary and Restricted Shares outstanding during the year ended 31 December 2016. For the definition of the weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.”

Excluding the after-tax impact of exceptional items discussed above and the impact of discontinued operations, profit attributable to our equity holders for the year ended 31 December 2016 would have been USD 4,853 million, and basic earnings per share would have been USD 2.83.

Earnings per share excluding exceptional items declined from USD 5.20 per share in 2015 to USD 2.83 per share in 2016. USD 1.87 per share, or 79% of the year-over-year change, resulted from changes outside of the ordinary course of business. USD 0.74 per share resulted from the funding of the Transaction prior to the closing of the transaction and full consolidation of SABMiller in the results. USD 0.39 per share resulted from foreign exchange translational gains on U.S. dollar cash held in Mexico in 2015 that did not re-occur in 2016 and USD 0.74 per share relates to year-over-year changes on the non-cash mark to market adjustments relating to our share based payments.

Year-over-year changes in the ordinary course of business include the SABMiller results since completion of the Transaction and the post-closing acquisition funding cost. The net negative impact on our earnings per share of USD 0.50 per share in the ordinary course of business is largely due to the foreign currency devaluation of USD 0.60 per share.

	Year ended 31 December 2016(1)	Year ended 31 December 2015
	(USD per share)
Profit from operations attributable to equity holders of AB InBev excluding exceptional items(2)	7.52	7.00
Funding of the Transaction post-closing(3)	(0.29)	—
Other net finance costs(2)	(1.80)	(1.56)
Foreign exchange translation and other items	(0.60)	—
Income tax expense(2)	(1.08)	(1.19)
Pre-funding of the Transaction pre-closing	(0.74)	—
Mexico foreign exchange gains (non-cash items)	0.04	0.43
Mark-to-market (Hedging of our share-based payment programs)	(0.22)	0.52

Earnings per share excluding exceptional items and discontinued operations	2.83	5.20
Exceptional items, after taxes, attributable to equity holders of AB InBev	(0.18)	(0.02)
Exceptional finance net finance income/(cost), attributable to equity holders of AB InBev	(1.96)	(0.13)
Profit from discontinued operations	0.03	—

Basic earnings per share	0.72	5.05

Note:

(1)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

(2)	Calculated at 2015 average foreign exchange rate.
(3)	Current impact of translating items converted at 2015 average foreign exchange rate to 2016 average foreign exchange rate.

Year Ended 31 December 2015 Compared to the Year Ended 31 December 2014

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately. Following the closing of the Oriental Brewery acquisition in South Korea on 1 April 2014, we are reporting the results and volumes of the company as of that date.

Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands, Inc. under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2015(2)	Year ended 31 December 2014(2)	Change
	(thousand hectoliters)		(%)(1)
North America	118,151	121,150	(2.5)
Latin America West	43,617	41,897	4.1
Latin America North	123,468	125,418	(1.6)
Latin America South	34,009	33,738	0.8
EMEA	45,481	46,557	(2.3)
Asia Pacific	90,068	84,298	6.8
Global Export and Holding Companies	2,522	5,743	(56.1)

Total	457,317	458,801	(0.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2015 and 31 December 2014 have been restated to reflect this allocation.

Our consolidated volumes were 457 million hectoliters for the year ended 31 December 2015. This represented a decrease of 1.5 million hectoliters, or 0.3%, as compared to our consolidated volumes for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015.

•

The 2014 acquisitions include the acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for the year ended 31 December 2014, the acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China. The 2014 disposals of Comercio y Distribución Modelo, which operated convenience stores under the name of “Tiendas Extra” in Mexico, and the glass plant located in Piedras Negras, Coahuila, Mexico had an immaterial impact on our 2014 consolidated volumes.

•

The 2015 acquisitions and disposals include the termination of certain distribution rights in Europe, the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru. Furthermore, our 2015 volumes compared to 2014 volumes were impacted by the discontinuance of the reporting of volumes sold to Constellation Brands, Inc. mentioned above.

•	These 2014 and 2015 transactions positively impacted our volumes, in the aggregate, by 1.3 million hectoliters (net) for the year ended 31 December 2015 compared to the year ended 31 December 2014.

For further details of these acquisitions and disposals, see “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited consolidated financial statements as of 31 December 2015 and 2014, and for the three years ended 31 December 2015 included in this Form 20-F.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes declined 0.6%, with our own beer volumes essentially flat and non-beer volumes decreasing 4.7% in the year ended 31 December 2015 compared to our beer volumes for the year ended 31 December 2014.

North America

In the year ended 31 December 2015, our volumes in North America decreased by 3.0 million hectoliters, or 2.5%, compared to the year ended 31 December 2014. Excluding volume changes attributable to the acquisitions and disposals described above, our volumes would have declined by 1.9% compared to the same period in 2015.

We estimate that the United States industry’s beer sales-to-retailers adjusted for the number of selling days declined by 0.3% in the year ended 31 December 2015 compared to the same period last year. On the same basis, we estimate that our shipment volumes in the United States and our beer sales-to-retailers adjusted for the number of selling days declined by 2.2% and 1.7%, respectively. We estimate that our total market share, based on beer sales-to-retailers adjusted for the number of selling days, declined by approximately 65 bps during 2015 compared to 2014. We estimate that Budweiser sales-to-retailers adjusted for the number of selling days declined by low single digits, with the brand’s share of total market down approximately 20 bps in 2015. On the same basis, we estimate that Bud Light’s share of the total market was down approximately 40 bps, with some share loss in the premium light category. Our portfolio of above premium brands performed well during the year, with sales-to-retailers adjusted for the number of selling days up mid-single digits, leading to a gain of approximately 30 bps of total market share, based on our estimate.

In Canada, beer volumes increased by low single digits in 2015, on the back of a good industry performance. We estimate we gained market share.

Latin America West

In the year ended 31 December 2015, our volumes in Latin America West increased by 1.7 million hectoliters, or 4.1%, compared to the year ended 31 December 2014. Excluding the acquisitions and disposals described above, our volumes would have increased by 6.8%.

In Mexico, beer volumes and soft drinks increased by 2.8 million hectoliters, or 7.3%, compared to the year ended 31 December 2014, driven by a favorable macroeconomic environment and good performances by Corona, Bud Light and Victoria. Our focus brands, which represent approximately 90% of our total volumes, continue to grow ahead of the total portfolio, increasing by 9.0% during 2015. We estimate that beer gained share of total alcohol sold in Mexico, with good volume growth in all regions of the country. We estimate that our market share was marginally up in the year ended 31 December 2015, reaching a level of just over 58%, driven by the strong performance of our focus brands.

Latin America North

In the year ended 31 December 2015, our volumes in Latin America North decreased by 2.0 million hectoliters, or 1.6%, compared to the year ended 31 December 2014, with our beer volumes and soft drinks decreasing 0.9% and 3.6%, respectively.

In Brazil, beer volumes and soft drinks decreased by 1.8% and 5.2%, respectively. These results were delivered despite a very challenging macroeconomic environment, a difficult FIFA World CupTM comparable, and unfavorable weather in the fourth quarter of 2015. We estimate that the volumes of our premium and near beer brands, which now account for almost 10% of our total beer volumes, delivered good growth, led by Budweiser, Stella Artois, Corona, Original and Skol Beats Senses. We estimate that our total beer market share, according to AC Nielsen, was 67.5% in 2015.

Latin America South

In the year ended 31 December 2015, our volumes in Latin America South increased by 0.3 million hectoliters, or 0.8%, compared to the year ended 31 December 2014. Excluding the acquisitions and disposals described above, our volumes would have increased by low single digits, with beer volumes increasing by mid-single digits and non-beer volumes decreasing by mid-single digits. Our beer volumes in Argentina increased by low single digits, as a result of growth of our premium brands, Stella Artois and Corona, as well as a good performance by MixxTail.

EMEA

In Europe, our volumes, including subcontracted volumes, for the year ended 31 December 2015 decreased by 1.0 million hectoliters, or 2.3%, compared to the year ended 31 December 2014. Excluding the acquisitions and disposals described above, own beer volumes for the year ended 31 December 2015 decreased 1.3% compared to the year ended 31 December 2014, mainly driven by a weak beer industry in Russia and Ukraine. On the same basis, our beer volumes declined by low-single digits in Belgium and Germany mainly due to a difficult FIFA World CupTM comparable. In the United Kingdom, our own products volumes grew by mid-single digits, driven by the strong performance from our Stella Artois and Corona activations. We estimate we gained market share in the majority of our markets, driven by organic growth from our focus brands, especially in France, Italy and the Netherlands.

Asia Pacific

For the year ended 31 December 2015, our volumes increased by 5.8 million hectoliters, or 6.8%, compared to the year ended 31 December 2014. Excluding the acquisitions described above, our total volumes remained basically flat over the same period. In China, we estimate that the total industry volumes declined by approximately 6.0% in 2015, mainly driven by continuing economic headwinds, with most of the impact being felt in the value and core categories. Our own beer volumes grew by 0.4% and we estimate we gained approximately 100 bps market share in 2015, reaching 18.6%, driven by our commercial strategy of growing the premium and super premium brands nationally, and increasing distribution in the growth channels. The combined volumes of our core+, premium and super premium brands grew double digits in the year, and now represent more than 50% of our total China volume.

The acquisition of Oriental Brewery closed on 1 April 2014. Year-over-year, for the period Oriental Brewery was consolidated, our beer volumes in South Korea were down mid-single digits, due to an estimated market share loss in a very competitive environment.

Global Export and Holding Companies

For the year ended 31 December 2015, Global Export and Holding Companies volumes decreased by 3.2 million hectoliters. The change in volume performance mainly results from the discontinued reporting of the volumes sold to Constellation Brands, Inc. referred to above.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2015 as compared to our revenue for the year ended 31 December 2014.

	Year ended 31 December 2015(2)	Year ended 31 December 2014(2)	Change
	(USD millions)		(%)(1)
North America	15,603	16,093	(3.0)
Latin America West	4,079	4,756	(14.2)
Latin America North	9,096	11,269	(19.3)
Latin America South	3,331	2,825	17.9
EMEA	4,128	4,973	(17.0)
Asia Pacific	5,784	5,230	10.6
Global Export and Holding Companies	1,582	1,917	(17.5)

Total	43,604	47,063	(7.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2015 and 31 December 2014 have been restated to reflect this allocation.

Our consolidated revenue was USD 43,604 million for the year ended 31 December 2015. This represented a decrease of USD 3,459 million, or 7.3%, as compared to our consolidated revenue for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 acquisitions and disposals include the acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for the year ended 31 December 2014, the acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China, as well as the disposal of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico (collectively, the “2014 acquisitions and disposals”). Furthermore, our 2015 consolidated results were impacted by the phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. in connection with the disposal of the Piedras Negras glass plant, the termination of certain distribution rights in Europe and the termination of agreements with Crown Imports, for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru (collectively, the “2015 acquisitions and disposals,” and together with the 2014 acquisitions and disposals, the “2014 and 2015 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 348 million (net) for the year ended 31 December 2015 compared to the year ended 31 December 2014.

•

Our consolidated revenue for the year ended 31 December 2015 also reflects an unfavorable currency translation impact of USD 5,957 million mainly arising from currency translation effects in Latin America North and Latin America South, EMEA and Latin America West.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of government surcharges in Asia Pacific previously reported in administrative expenses, our revenue would have increased 6.3%, and by 7.0% on a per hectoliter basis, in the year ended 31 December 2015 compared to the year ended 31 December 2014 driven by revenue management initiatives and brand mix, as we continue to implement our premiumization strategies. Our consolidated revenue for the year ended 31 December 2015 was partly impacted by the developments in volumes discussed above. Revenues of our three global brands grew by 12.6% in 2015, with global revenues for Budweiser growing by 7.6%, for Stella Artois by 12.5% and for Corona by 23.0%.

The main business segments contributing to growth in our consolidated revenues were (i) Latin America North, benefitting from our revenue management initiatives, increased own distribution and premium brand mix; (ii) Latin America South, mainly as a result of growth of our premium and super premium brands, Stella Artois and Corona, and good performances by MixxTail in Argentina; (iii) Latin America West driven by our revenue management initiatives and a positive impact on our brands mix, driven by Bud Light; and (iv) Asia Pacific, with a 9.8% increase in China, mainly driven by improved brand mix, driven by the growth of Budweiser and our super premium portfolio.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015(2)	Year ended 31 December 2014(2)	Change
	(USD millions)		(%)(1)
North America	(6,122)	(6,391)	4.2
Latin America West	(1,118)	(1,480)	24.5
Latin America North	(3,032)	(3,741)	19.0
Latin America South	(1,148)	(973)	(18.0)
EMEA	(1,712)	(2,123)	19.3
Asia Pacific	(2,840)	(2,629)	(8.0)
Global Export and Holding Companies	(1,166)	(1,418)	17.8

Total	(17,137)	(18,756)	8.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2015 and 31 December 2014 have been restated to reflect this allocation.

Our consolidated cost of sales was USD 17,137 million for the year ended 31 December 2015. This represented a decrease of USD 1,619 million or 8.6%, as compared to our consolidated cost of sales for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 and 2015 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 237 million for the year ended 31 December 2015 compared to year ended 31 December 2014.

•

Our consolidated cost of sales for the year ended 31 December 2015 also reflects a positive currency translation impact of USD 2,097 million mainly arising from currency translation effects in Latin America North and Latin America South, EMEA and Latin America West.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales would have increased by 3.9%, and by 4.5% on a per hectoliter basis, driven primarily by unfavorable foreign exchange transactional impacts, higher depreciation from recent investments and product mix. These increases were partly offset by procurement savings and the synergies delivered in Mexico. Our consolidated cost of sales for the year ended 31 December 2015 was partly impacted by the developments in volumes discussed above.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2015 as compared to the year ended 31 December 2014. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2015 were USD 12,700 million, representing a decrease of USD 299 million, or 2.3% compared to our operating expenses for 2014.

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD millions)		(%)(1)
Distribution Expenses	(4,259)	(4,558)	6.6
Sales and Marketing Expenses	(6,913)	(7,036)	1.7
Administrative Expenses	(2,560)	(2,791)	8.3
Other Operating Income/(Expenses)	1,032	1,386	(25.5)

Total Operating Expenses	(12,700)	(12,999)	2.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our selling, general and administrative expenses across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015(2)	Year ended 31 December 2014(2)	Change
	(USD million)		(%)(1)
North America	(4,113)	(3,933)	(4.6)
Latin America West	(1,541)	(1,772)	13.0
Latin America North	(2,601)	(3,238)	19.7
Latin America South	(780)	(631)	(23.6)
EMEA	(1,647)	(1,929)	14.6

	Year ended 31 December 2015(2)	Year ended 31 December 2014(2)	Change
	(USD million)		(%)(1)
Asia Pacific	(2,253)	(2,102)	(7.2)
Global Export and Holding Companies	(797)	(780)	(2.1)

Total	(13,731)	(14,386)	4.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2015 and 31 December 2014 have been restated to reflect this allocation.

Our consolidated selling, general and administrative expenses were USD 13,731 million for the year ended 31 December 2015. This represented a decrease of USD 655 million, or 4.6%, as compared to the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•	The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated operating expenses by USD 91 million for the same period last year.

•	Our consolidated selling, general and administrative expenses for the year ended 31 December 2015 also reflect a positive currency translation impact of USD 1,935 million.

Excluding the effects of the business acquisitions and disposals described above, our consolidated selling, general and administrative expenses would have increased by high single digits%, driven by (i) increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium and near beer brands, and inflationary increases in Latin America South; (ii) increased support behind the long-term growth of our brands, innovations and sales activations; and (iii) variable compensation accruals.

Other Operating Income/(Expense)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015(2)	Year ended 31 December 2014(2)	Change
	(USD million)		(%)(1)
North America	50	299	(83.3)
Latin America West	231	235	(1.7)
Latin America North	557	689	(19.2)
Latin America South	7	7	0.0
EMEA	28	37	(24.1)
Asia Pacific	146	97	50.7
Global Export and Holding Companies	11	23	(52.0)

Total	1,032	1,386	(25.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2015 and 31 December 2014 have been restated to reflect this allocation.

The net positive effect of our other operating income and expenses for the year ended 31 December 2015 was USD 1,032 million. This represented a decrease of USD 355 million, or 25.6%, compared to the year ended 31 December 2014.

Furthermore, the results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects:

•

The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated, other operating income by USD 58 million for the year ended 31 December 2015 compared to the same period last year.

•	Our other operating income for the year ended 31 December 2015 also reflects a negative currency translation impact of USD 266 million.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and, accordingly, our management has excluded these items from their segment measure of performance.

For the year ended 31 December 2015, exceptional items consisted of restructuring charges, acquisition costs of business combinations, business and asset disposal, impairment of assets and judicial settlement. Exceptional items were as follows for the years ended 31 December 2015 and 2014:

	Year ended 31 December 2015	Year ended 31 December 2014(1)
	(USD millions)
Restructuring	(171)	(158)
Acquisition costs business combination	(55)	(77)
Business and asset disposal	524	157
Impairment of assets	(82)	(119)
Judicial settlement	(80)	—

Total	136	(197)

Note:

(1)	Reclassified to conform to the 2015 presentation.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 171 million for the year ended 31 December 2015 as compared to a net cost of USD 158 million for the year ended 31 December 2014. These charges primarily relate mainly to the integration of Grupo Modelo and to organizational alignments in North America and EMEA. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision making and improvements to efficiency, service and quality.

Acquisition Costs and Business Combinations

Acquisition costs of USD 55 million for the year ended 31 December 2015 primarily related to costs incurred in relation to the proposed acquisition of SABMiller.

Business and Asset Disposal

Business and asset disposals amounted to a net benefit of USD 524 million for the year ended 31 December 2015. This gain consists primarily of gains on property sales, and compensation for the termination agreements with Crown Imports for the distribution of Grupo Modelo products through our wholly owned distributors in the U.S., and with Monster for the distribution of its brands through the Anheuser-Busch distribution system.

Impairment of Assets

During the year ended 31 December 2015, we incurred USD 50 million impairment losses related to goodwill and other assets in respect of our operations in Ukraine and impairment of non-core brands for an amount of USD 32 million.

Judicial Settlement

The judicial settlement for the year ended 31 December 2015 relates to the settlement reached between CADE, the Brazilian Antitrust Authority and Ambev regarding the “Tô Contigo” customer loyalty program.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015(2)	Year ended 31 December 2014(2)	Change
	(USD millions)		(%)(1)
North America	5,520	6,063	(9.0)
Latin America West	1,681	1,631	3.1
Latin America North	3,937	4,957	(20.6)
Latin America South	1,400	1,216	15.1
EMEA	870	826	5.4
Asia Pacific	928	511	81.4
Global Export and Holding Companies	(434)	(94)	—

Total	13,904	15,111	(8.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2015 and 31 December 2014 have been restated to reflect this allocation.

Our profit from operations amounted to USD 13,904 million for the year ended 31 December 2015. This represented a decrease of USD 1,207 million, or 8.0%, as compared to our profit from operations for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015, currency translation effects and the effects of certain exceptional items as described above.

•

The 2014 and 2015 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 493 million for the year ended 31 December 2015 compared to the same period in the prior year.

•	Our consolidated profit from operations for the year ended 31 December 2015 also reflects a negative currency translation impact of USD 2,111 million.

•

Our profit from operations for the year ended 31 December 2015 was positively impacted by USD 136 million of certain exceptional items, as compared to a negative impact of USD 197 million for the year ended 31 December 2014. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2015 and 2014.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2015 as compared to the year ended 31 December 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD millions)		(%)(1)
Profit of the year	9,867	11,302	(12.7)
Net finance cost	1,453	1,319	(10.2)
Income tax expense	2,594	2,499	(3.8)
Share of result of associates and joint ventures	(10)	(9)	11.1

Profit from operations	13,904	15,111	(8.0)
Depreciation, amortization and impairment	3,153	3,353	6.0

EBITDA, as defined	17,057	18,464	(7.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

A performance measure such as EBITDA, as defined, is a non-IFRS measure. The financial measure most directly comparable to EBITDA, as defined, presented in accordance with IFRS in our consolidated financial statements, is profit of the year. EBITDA, as defined, is a measure used by our management to evaluate our business performance and is defined as profit from operations before depreciation, amortization and impairment. EBITDA, as defined, is a key component of the measures that are provided to senior management on a monthly basis at the group level, the business segment level and lower levels. We believe EBITDA, as defined, is useful to investors for the following reasons.

See “—Year Ended 31 December 2016 Compared to Year Ended 31 December 2015—EBITDA, as defined” above for more information about our definition of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 17,057 million for the year ended 31 December 2015. This represented a decrease of USD 1,407 million, or 7.6%, as compared to our EBITDA, as defined, for the year ended 31 December 2014. The results for the year ended 31 December 2015 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2014 and 2015 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was positively impacted by USD 218 million (before impairment losses) of certain exceptional items in the year ended 31 December 2015, as compared to a negative impact of USD 78 million (before impairment losses) during the year ended 31 December 2014. See “— Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2015 and 2014.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2015 and 2014:

	Year ended 31 December 2015	Year ended 31 December 2014	Change
	(USD millions)		(%)(1)
Net interest expense	(1,466)	(1,634)	10.3
Net interest on net defined benefit liabilities	(118)	(124)	4.8
Accretion expense	(326)	(364)	10.4
Other financial results	671	294	—

Net finance cost before exceptional finance results	(1,239)	(1,828)	32.2

Mark-to-market adjustment on derivatives	(195)	509	—
Other	(19)	—	—

Exceptional net finance income/(cost)	(214)	509	—

Net finance income/(cost)	(1,453)	(1,319)	(10.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the year ended 31 December 2015 was USD 1,453 million, as compared to USD 1,319 million for the year ended 31 December 2014, representing an increase of USD 134 million.

The decrease in net finance costs before exceptional items is driven primarily by lower net interest expenses and positive other financial results, mainly due to net foreign exchange gains on U.S. dollar cash held in Mexico and a positive mark-to-market adjustment of USD 844 million linked to the hedging of our share-based payment programs. In 2014, mark-to-market adjustment linked to the hedging of our share-based payment programs amounted to a gain of USD 711 million.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices are as follows:

	Year ended 31 December 2015	Year ended 31 December 2014
Share price at the start of the period (in euro)	93.86	77.26
Share price at the end of the period (in euro)	114.4	93.86
Number of derivative equity instruments at the end of the period (in millions)	35.5	33.7

Exceptional net finance cost in 2015 includes a negative mark-to-market adjustment of USD 688 million related to the portion of the hedging of the purchase price of the proposed acquisition of SABMiller that does not qualify for hedge accounting under IFRS rules. This is partly offset by a favorable mark-to-market adjustment of USD 511 million on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a favorable mark-to-market adjustment of USD 509 million in 2014.

The deferred share instrument was hedged at an average price of EUR 68 per share. The number of shares covered by the hedging of the deferred share instrument, and the opening and closing share prices are as follows:

	Year ended 31 December 2015	Year ended 31 December 2014
Share price at the start of the period (in euro)	93.86	77.26
Share price at the end of the period (in euro)	114.4	93.86
Number of derivative equity instruments at the end of the period (in millions)	23.1	23.1

Share of Result of Associates and Joint Ventures

Our share of result of associates and joint ventures for the year ended 31 December 2015 was USD 10 million as compared to USD 9 million for the year ended 31 December 2014.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2015 amounted to USD 2,594 million, with an effective tax rate of 20.8%, as compared to an income tax expense of USD 2,499 million and an effective tax rate of 18.1% for the year ended 31 December 2014. The increase in the effective tax rate mainly results from non-deductible foreign exchange losses from certain derivatives entered into in relation to the proposed acquisition of SABMiller that could not qualify for hedge accounting under IFRS rules, as well as an unfavorable outcome of tax claims and uncertain tax positions. Changes in country profit mix are also impacting the effective tax rate. See also notes 8, 12 and 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 included in this Form 20-F.

In 2015 and 2014, we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006 and other mergers was to reduce income tax expense for the year ended 31 December 2015 by USD 44 million. In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and Its Subsidiaries—Tax Matters—Special Goodwill Reserve” for further information.

We benefit from tax-exempted income and tax credits which are expected to continue in the future, except for the tax deductibility of existing goodwill in Brazil, which will significantly reduce as from 2017. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 1,594 million for the year ended 31 December 2015, a decrease of USD 492 million from USD 2,086 million for the year ended 31 December 2014, with an improved operating performance of Ambev being offset by currency translation effects.

Profit Attributable to Our Equity Holders

The profit attributable to our equity holders for the year ended 31 December 2015 was USD 8,273 million (compared to USD 9,216 million for the year ended 31 December 2014) with basic earnings per share of USD 5.05, based on 1,638 million shares outstanding, representing the weighted average number of shares outstanding during the year ended 31 December 2015. For the definition of weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.”

Excluding the after-tax exceptional items, the profit attributable to our equity holders for the year ended 31 December 2015 would have been USD 8,513  million and basic earnings per share would have been USD 5.20.

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2016, 2015 and 2014:

	Year ended 31 December,
	2016	2015	2014
U.S. dollar	33.1%	34.0%	32.4%
Brazilian real	15.8%	18.5%	22.1%
Mexican peso	9.3%	11.1%	11.9%
Chinese yuan	8.9%	9.6%	8.2%
Euro	6.6%	6.0%	6.6%
Canadian dollar	4.1%	4.1%	3.6%
Argentine peso	3.5%	4.8%	4.2%
South Korean won	2.9%	3.0%	2.4%
South African rand	2.7%	—	—
Pound sterling	1.8%	2.1%	1.9%
Colombian peso	1.4%	0.1%	—
Other	9.9%	6.7%	6.7%

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2016, 2015 and 2014:

•

We recorded a negative translation impact of USD 2,794 million on our revenue for the year ended 31 December 2016 (as compared to a negative impact of USD 5,957 million on our revenue in 2015 and a negative impact of USD 2,371 million on our revenue in 2014) and a negative translation impact of USD 1,004 million on our profit from operations for the year ended 31 December 2016 (as compared to a negative impact of USD 2,111 million on our profit from operations in 2015 and a negative impact of USD 858 million in 2014).

•

Our reported profit of the year was negatively affected by a USD 649 million translation impact for the year ended 31 December 2016 (as compared to a negative translation impact of USD 1,492 million in 2015 and a negative impact of USD 534 million in 2014), while the negative translation impact on our earnings per share base for the year ended 31 December 2016 was USD 505 million, or USD 0.27 per share, (as compared to a negative impact of USD 1,109 million, or USD 0.68 per share, in 2015 and USD 316 million, or USD 0.19 per share, in 2014).

•

Our net debt decreased by USD 349 million in the year ended 31 December 2016 as a result of translation impacts (as compared to a decrease of USD 1,100 million in 2015, and a decrease of USD 447 million in 2014).

•

Equity attributable to our equity holders decreased by USD 3,265 million in the year ended 31 December 2016 as a result of translation impacts (as compared to a decrease of USD 6,157 million in 2015 and a decrease of USD 4,374 million in 2014).

See note 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

G. LIQUIDITY AND CAPITAL RESOURCES

General

Our primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. Our material cash requirements have included the following:

•	Debt service;

•	Capital expenditures;

•	Investments in companies participating in the brewing, carbonated soft drink and malting industries;

•	Increases in ownership of our subsidiaries or companies in which we hold equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

We are of the opinion that our working capital, as an indicator of our ability to satisfy our short-term liabilities, is based on our expected cash flow from operations for the coming 12 months, sufficient for the 12 months following the date of this Form 20-F. Over the longer term, we believe that our cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward. As part of our cash flow management, we manage capital expenditures by optimizing use of our existing brewery capacity and standardizing operational processes to make our capital investments more efficient. We are also attempting to improve operating cash flow through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers.

Equity attributable to our equity holders and non-controlling interests amounted to USD 81.4 billion as of 31 December 2016 (USD 45.7 billion as of 31 December 2015 and USD 54.2 billion as of 31 December 2014) and our net debt amounted to USD 107.9 billion as of 31 December 2016 (USD 42.2 billion as of 31 December 2015 and USD 42.1 billion as of 31 December 2014). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

In connection with the Transaction, former AB InBev entered into a USD 75.0 billion Senior Facilities Agreement (the “2015 Senior Facilities Agreement”), of which we currently have USD 8.0 billion outstanding, with a syndicate of banks on 28 October 2015. For more information on the 2015 Senior Facilities Agreement and other Transaction-related financing activities, see “—Funding Sources—Borrowings.”

In December 2016, we completed a debt exchange offer in which USD 6.8 billion of SABMiller Group notes with stated rates of 2.20% to 6.625% maturing between 2018 and 2042 were tendered and accepted in an exchange for USD 6.8 billion of new Anheuser-Busch InBev Worldwide Inc. global notes with stated rates of 2.20% to 6.625% maturing between 2018 and 2042, plus a USD 1.00 cash payment per USD 1,000 principal amount of SABMiller Group notes tendered. Concurrent with this, we completed a debt exchange offer for (i) AUD 700 million FBG Treasury Aust. Pty Ltd notes with a stated rate of 3.75% maturing 2020 for comparable notes issued by a new subsidiary, FBG Finance Pty Ltd and (ii) EUR 1.0 billion SABMiller Holdings Inc. (now Anheuser-Busch North American Holding Corporation) notes with a stated rate of 1.875% maturing 2020 for comparable notes issued by AB InBev. On 9 December 2016, we also redeemed in full the entire outstanding principal amount of three series of notes: (i) USD 1.2 billion of ABIFI notes with a stated rate of 1.125% maturing 2017; (ii) USD 2.0 billion of SABMiller notes with a stated rate of 2.450% maturing 2017; and (iii) EUR 600 million of AB InBev notes with a stated rate of 8.625% maturing 2017.

We expect the portion of our consolidated balance sheet represented by debt to remain significantly higher as compared to former AB InBev’s historical position. Our continued increased level of debt could have significant consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•

limiting our ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of our assets and opportunities fully;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	impairing our ability to obtain additional financing in the future, or requiring us to obtain financing involving restrictive covenants;

•	requiring us to issue additional equity (possibly under unfavorable conditions), which could dilute our existing shareholders’ equity; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

We also have a revolving facility under our 2010 Senior Facilities Agreement, with a total commitment of USD 9.0 billion, maturing in August 2020. As of 31 December 2016, the revolving facility was fully undrawn.

Our ability to manage the maturity profile of our debt and repay our outstanding indebtedness in line with management plans will nevertheless depend upon market conditions. If such uncertain market conditions as experienced in the period between late 2007 and early 2009 and again in 2011 continue in the future, our financing costs could increase beyond what is currently anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due would have a material adverse effect on our financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and may face financial risks due to our level of debt (including as a result of the Transaction), uncertain market conditions and as a result of the potential downgrading of our credit ratings.”

Our cash, cash equivalents and short-term investments in debt securities, less bank overdrafts, as of 31 December 2016 amounted to USD 14.1 billion.

As of 31 December 2016, we had total liquidity of USD 23.1 billion, which consisted of USD 9.0 billion available under committed long-term credit facilities and USD 14.1 billion of cash, cash equivalents and short-term investments in debt securities, less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2016, 2015 and 2014:

	Year ended 31 December (audited)
	2016(2)	2015	2014
	(USD millions)
Cash flow from operating activities	10,110	14,121	14,144
Cash flow from (used in) investing activities(1)	(60,077)	(4,930)	(11,060)
Cash flow from (used in) financing activities(1)	50,731	(9,281)	(3,947)

Net increase/(decrease) in cash and cash equivalents	764	(90)	(863)

Note:

(1)	Reclassified to conform to the 2015 presentation.
(2)	Following completion of the Transaction, we are consolidating SABMiller and reporting results of the retained SABMiller operations as of the fourth quarter of 2016.

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2016, 2015 and 2014 were as follows:

	Year ended 31 December (audited)
	2016(2)	2015	2014
	(USD millions)
Profit of the year	2,769	9,867	11,302
Interest, taxes and non-cash items included in profit	13,572	6,859	7,029

Cash flow from operating activities before changes in working capital and provisions	16,341	16,726	18,331
Change in working capital(1)	173	1,786	815
Pension contributions and use of provisions	(470)	(449)	(458)
Interest and taxes (paid)/received	(5,977)	(3,964)	(4,574)
Dividends received	43	22	30

Cash flow from operating activities	10,110	14,121	14,144

Note:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.
(2)	Following completion of the Transaction, we are consolidating SABMiller and reporting results of the retained SABMiller operations as of the fourth quarter of 2016.

Non-cash items included in profit of the year include: depreciation, amortization and impairments, including impairment losses on receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of result of associates and joint ventures; net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for a more comprehensive overview of our cash flow from operating activities.

Our primary source of cash flow for our ongoing activities and operations is our cash flow from operating activities. For extraordinary transactions (such as the 2008 Anheuser-Busch acquisition, the 2013 Grupo Modelo combination and the Transaction), we may, from time to time, also rely on cash flows from other sources. See “—Cash Flow used in Investing Activities” and “—Cash Flow from Financing Activities” below.

Cash flow from operating activities in 2016 decreased by USD 4,011 million, or 28.4%, from USD 14,121 million in 2015 to USD 10,110 million in 2016, mainly explained by higher taxes and interest paid and a difficult comparable on working capital due to lower trade payables as a result of reduced production volumes in Brazil.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as “core” (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital contributed USD 173 million to operational cash flow in 2016. This contribution includes USD 199 million cash inflow from derivatives.

Cash flow from operating activities in 2015 decreased by USD 23 million, or 0.2%, from USD 14,144 million in 2014 to USD 14,121 million in 2015. The decrease mainly results from unfavorable foreign exchange translational impacts, partly offset by strong working capital management and increases of trade payables at year-end, related to the timing of our capital expenditures, these payables having, on average, longer payment terms.

By the end of 2014, we had satisfied ahead of schedule our target of delivering USD 500 million of working capital improvements within two years of the completion of the combination with Grupo Modelo.

Cash Flow used in Investing Activities

Our cash flows used in investing activities for the years ended 31 December 2016, 2015 and 2014 were as follows:

	Year ended 31 December (audited)
	2016(3)	2015	2014
	(USD millions)
Net capital expenditure(1)	(4,768)	(4,337)	(4,122)
Acquisition of SABMiller, net of cash acquired	(65,166)	—	—
Proceeds from SABMiller transaction-related divestitures	16,342	—	—
Acquisition and sale of subsidiaries and associates, net of cash acquired/disposed of	(792)	(918)	(6,700)
Proceeds from the sale of / (investment in) short-term debt securities	(5,583)	169	(187)
Net of tax proceeds from the sale of assets held for sale	146	397	(65)
Other(2)	(256)	(241)	14

Cash flow from (used in) investing activities	(60,077)	(4,930)	(11,060)

Note:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
(2)	Reclassified to conform to the 2015 presentation.
(3)	Following completion of the Transaction, we are consolidating SABMiller and reporting results of the retained SABMiller operations as of the fourth quarter of 2016.

Cash flow used in investing activities was USD 60,077 million in 2016 as compared to USD 4,930 million in 2015. Cash flow used in investing activities is mainly impacted by the payment associated with the Transaction net of the cash acquired and the proceeds from the announced divestitures.

Our net capital expenditures amounted to USD 4,768 million in 2016 and USD 4,337 million in 2015. Out of the total capital expenditures of 2016, approximately 50% was used to improve our production facilities while 34% was used for logistics and commercial investments. Approximately 16% was used for improving administrative capabilities and the purchase of hardware and software.

Cash flow used in investing activities was USD 4,930 million in 2015, as compared to USD 11,060 million in 2014. Cash flow used in investing activities in 2014 reflects the acquisition of Oriental Brewery.

Cash Flow from/(used in) Financing Activities

Our cash flows from/(used in) financing activities for the years ended 31 December 2016, 2015 and 2014 were as follows:

	Year ended 31 December (audited)
	2016(3)	2015	2014
	(USD millions)
Dividends paid(1)	(8,450)	(7,966)	(7,400)
Net (payments on) / proceeds from borrowings	62,675	457	3,223
Net proceeds from the issue of share capital	—	5	73
Share buyback	—	(1,000)	—
Other (including net financing costs other than interest)(2)	(3,494)	(777)	147

Cash flow from (used in) financing activities	50,731	(9,281)	(3,947)

Notes:

(1)	Dividends paid in 2016 consisted primarily of USD 7.1 billion paid by Anheuser-Busch InBev SA/NV and USD 1.2 billion paid by Ambev. Dividends paid in 2015 consisted primarily of USD 6.6 billion paid by Anheuser-Busch InBev SA/NV and USD 1.3 billion paid by Ambev. Dividends paid in 2014 consisted primarily of USD 5.4 billion paid by Anheuser-Busch InBev SA/NV and USD 2.0 billion paid by Ambev.
(2)	Reclassified to conform to the 2015 presentation.
(3)	Following completion of the Transaction, we are consolidating SABMiller and reporting results of the retained SABMiller operations as of the fourth quarter of 2016.

Cash flow from financing activities amounted to USD 50,731 million in 2016, as compared to a cash used in financing activities of USD 9,281 million in 2015. The cash flow from financing activities in 2016 reflects the funding of the Transaction.

In connection with the Transaction, former AB InBev entered into the 2015 Senior Facilities Agreement on 28 October 2015. For more information on the 2015 Senior Facilities Agreement as well as other Transaction-related financing activities and long-term debt issuances in 2016, see “—Funding Sources—Borrowings.” Please also refer to note 24 of our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 19.9% of our profit from operations for the year ended 31 December 2016, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. Capital transfer restrictions are also common in certain developing countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country, and certain capital transfers to and from Ukraine are subject to obtaining specific permits. As at 31 December 2016, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of the operating subsidiaries.

Dividends paid to us by certain of our subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

Funding Sources

Funding Policies

We aim to secure committed credit lines with financial institutions to cover our liquidity risk on a 12-month and 24-month basis. Liquidity risk is identified using both the budget and strategic planning process input of the group on a consolidated basis. Depending on market circumstances and the availability of local debt capital markets, we may decide, based on liquidity forecasts, to secure funding on a medium- and long-term basis.

We also seek to continuously optimize our capital structure targeting to maximizing shareholder value while keeping desired financial flexibility to execute strategic projects. Our capital structure policy and framework aims to optimize shareholder value through cash flow distribution to us from our subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below our weighted average cost of capital.

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments, less bank overdrafts, at each of 31 December 2016, 2015 and 2014 were as follows:

	Year ended 31 December (audited)
	2016(1)	2015	2014
	(USD millions)
Cash and cash equivalents	8,579	6,923	8,357
Bank overdrafts	(184)	(13)	(41)
Investment in short-term debt securities	5,659	55	301

Cash and Cash Equivalents and Short-Term Investments	14,054	6,965	8,616

Notes:

(1)	Following completion of the Transaction, we are consolidating SABMiller and reporting results of the retained SABMiller operations as of the fourth quarter of 2016.

Borrowings

During 2016, we issued the following series of bonds (excluding the issuances related to our exchange offers, as described below):

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
25 January 2016	4,000	US dollar	1.900%	1 February 2019
25 January 2016	7,500	US dollar	2.650%	1 February 2021
25 January 2016	6,000	US dollar	3.300%	1 February 2023
25 January 2016	11,000	US dollar	3.650%	1 February 2026
25 January 2016	6,000	US dollar	4.700%	1 February 2036
25 January 2016	11,000	US dollar	4.900%	1 February 2046
25 January 2016	500	US dollar	3M LIBOR + 126 bps	1 February 2021
29 January 2016	1,470	US dollar	4.915%	29 January 2046
29 March 2016	1,750	Euro	0.625%	17 March 2020
29 March 2016	2,000	Euro	0.875%	17 March 2022
29 March 2016	2,500	Euro	1.500%	17 March 2025
29 March 2016	3,000	Euro	2.000%	17 March 2028
29 March 2016	2,750	Euro	2.750%	17 March 2036
29 March 2016	1,250	Euro	3M EURIBOR + 75 bps	17 March 2020

Substantially all of the net proceeds of the two separate offerings was used to fund a portion of the purchase price for the Transaction and related transactions. The remainder of the net proceeds was used for general corporate purposes. The excess liquidity resulting from these bonds was mainly invested in U.S. Treasury Bills pending the closing of the combination.

In connection with the Transaction, former AB InBev entered into the 2015 Senior Facilities Agreement. The 2015 Senior Facilities Agreement made the following five facilities available to us and our wholly owned subsidiaries, subject to certain conditions: (i) “Cash/DCM Bridge Facility A,” a 364-day bridge facility for up to USD 15.0 billion principal amount available; (ii) “Cash/DCM Bridge Facility B,” a 364-day bridge facility, with an option to extend for an additional 12 months, for up to USD 15.0 billion principal amount available; (iii) “Disposals Bridge Facility,” a 364-day bridge facility for up to USD 10.0 billion principal amount available; (iv) “Term Facility A,” a two-year term facility, with an option to extend for an additional 12 months, for up to USD 25.0 billion principal amount available; and (v) “Term Facility B,” a five-year term facility for up to USD 10.0 billion principal amount available. The facilities are to be drawn in USD, except that a portion of each facility may be drawn in euro at our option. For more information on the terms of the 2015 Senior Facilities Agreement, see “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SABMiller—2015 Senior Facilities Agreement.”

In January 2016, we cancelled USD 42.5 billion of commitments under the 2015 Senior Facilities Agreement following debt capital market issuances by our subsidiary Anheuser-Busch InBev Finance Inc. announced on 13 January 2016 and 20 January 2016, in which we received approximately USD 47.0 billion of net proceeds. Following the receipt of the proceeds from the issuance announced on 13 January 2016 , we were required to cancel Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B in accordance with the mandatory cancellation and prepayment provisions of the 2015 Senior Facilities Agreement.

In March 2016, former AB InBev issued bonds in a debt capital markets offering under our EMTN Programme resulting in aggregate net proceeds of approximately EUR 13.1 billion, to which we are the successor-in-interest. As a result, we elected to cancel the remaining USD 12.5 billion of Term Facility A.

In October 2016, former AB InBev (i) utilized USD 10.0 billion of the Disposals Bridge Facility and USD 8.0 billion of Term Facility B and (ii) canceled the remaining USD 2.0 billion of Term Facility B. On 20 October 2016, we fully repaid and canceled the Disposals Bridge Facility. We currently have only USD 8.0 billion outstanding under the Term Facility B of the 2015 Senior Facilities Agreement.

As a result of such cancellations in January 2016, April 2016 and October 2016, as of the date of this Form 20-F, the total committed amount under the 2015 Senior Facilities Agreement comprised USD 8.0 billion under the Term Facility B. Please refer to note 6 of our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

A summary of the facilities, related cancellations and drawdowns as of 31 December 2016 is presented below:

Facility	Term	Applicable Margin (bps)	Original Amount (billion USD)	2016 Cancellation (billion USD)	2016 Drawdown (billion USD)	Repayment (billion USD)	Outstanding Balance (billion USD)
Term Facility A	3 Years	LIBOR + 110	25.0	(25.0)	—	—	—
Term Facility B	5 Years	LIBOR + 125	10.0	(2.0)	(8.0)	—	(8.0)
Disposal Bridge Facility	1 Year	LIBOR + 100	10.0	—	(10.0)	10.0	—
Bridge to Cash / DCM Facility A	1 Year	LIBOR + 100	15.0	(15.0)	—	—	—
Bridge to Cash / DCM Facility B	2 Years	LIBOR + 100	15.0	(15.0)	—	—	—

Total			75.0	(57.0)	(18.0)	10.0	(8.0)

The facilities bear interest rate calculated at LIBOR for a period equal to the length of the interest period plus an applicable margin. The margins on each facility are determined based on ratings assigned by rating agencies to our long-term debt. For Term Facility B, the margin ranges between 1.00% per annum and 1.45% per annum.

Furthermore, in 2016, we completed the following early redemptions, exchange offers and credit facilities cancellation:

•

On 9 December 2016, we and our wholly-owned subsidiaries, Anheuser-Busch InBev Finance Inc. and SABMiller Holdings Inc. (now Anheuser-Busch North American Holding Corporation), exercised our respective options to redeem in full the entire outstanding principal amount of certain series of notes, consisting of USD 1.2 billion aggregate principal amount of fixed rate notes due 2017 bearing interest at an annual rate of 1.125%; USD 2.0 billion aggregate principal amount of fixed rate notes due 2017 bearing interest at an annual rate of 2.45%; and EUR 0.6 billion aggregate principal amount of fixed rate notes due 2017 bearing interest at an annual rate of 8.625%.

•	In November 2016, we cancelled USD 3.5 billion committed syndicated revolving credit facilities assumed as part of the Transaction, that were available for general corporate purposes.

•	In December 2016, we completed the following exchange offers:

Former Issuer	New Issuer	Title of series of notes issued exchanged	Aggregate principal amount	% of total outstanding principal of such series of notes tendered
SABMiller Limited	Anheuser Bush InBev Worldwide Inc.	6.500% Notes due 2018	USD 700 million	89.52%

SABMiller Holdings Inc. (now Anheuser-Busch North American Holding Corporation)	Anheuser Bush InBev Worldwide Inc.	2.200% Fixed Rate Notes due 2018	USD 750 million	85.45%

SABMiller Holdings Inc. (now Anheuser-Busch North American Holding Corporation)	Anheuser Bush InBev Worldwide Inc.	Floating Rate Notes due 2018	USD 350 million	88.33%

SABMiller Holdings Inc. (now Anheuser-Busch North American Holding Corporation)	Anheuser Bush InBev Worldwide Inc.	3.750% Notes due 2022	USD 2,500 million	94.02%

SABMiller Limited	Anheuser Bush InBev Worldwide Inc.	6.625% Guaranteed Notes due August 2033	USD 300 million	99.43%

FBG Finance Pty Ltd (previously FBG Finance Limited)	Anheuser Bush InBev Worldwide Inc.	5.875% Notes due 2035	USD 300 million	100%

SABMiller Holdings Inc. (now Anheuser-Busch North American Holding Corporation)	Anheuser Bush InBev Worldwide Inc.	4.950% Notes due 2042	USD 1,500 million	99.36%

SABMiller Limited	FBG Finance Pty Ltd.	3.75% Notes due 2020	AUD 700 million	94.36%

SABMiller Holdings Inc. (now Anheuser-Busch North American Holding Corporation)	Anheuser-Busch InBev SA/NV	1.875% Notes due 2020	EUR 1,000 million	81.05%

In 2010, we entered into a senior facilities agreement (the “2010 Senior Facilities Agreement”). The 2010 Senior Facilities Agreement comprised a USD 5.0 billion term loan maturing in 2013, which was fully prepaid and terminated in April 2013, and a USD 8.0 billion multi-currency revolving credit facility maturing in 2015. In 2013, we amended the terms of the Revolving Facility, extending the provision of USD 7.2 billion to a revised maturity of July 2018. On 28 August 2015, we further amended the terms of the revolving facility to increase the total commitment to USD 9.0 billion and to extend the maturity to August 2020. As of 31 December 2015, the revolving facility was fully undrawn.

The terms of the Revolving Facility and the 2015 Senior Facilities Agreement, as well as their intended uses, are described under “Item 10. Additional Information—C. Material Contracts.”

We expect the portion of our consolidated balance sheet represented by debt to remain significantly higher as compared to former AB InBev’s historical position. Our continued increased level of debt could have significant consequences, as described under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and may face financial risks due to our level of debt (including as a result of the Transaction), uncertain market conditions and as a result of the potential downgrading of our credit ratings.”

Most of our other interest-bearing loans and borrowings are for general corporate purposes, based upon strategic capital structure concerns, although certain borrowings are incurred to fund significant acquisitions of subsidiaries, such as the borrowings to fund the combination with Grupo Modelo. Although seasonal factors affect the business, they have little effect on our borrowing requirements.

We have a Euro Medium-Term Note Programme under which Anheuser-Busch InBev SA/NV may periodically issue and have outstanding debt denominated in any currency or currencies, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements, outside the U.S. to non-U.S. persons in reliance on Regulation S. The guarantors of payments of all amounts due in respect of notes issued under the EMTN Programme are Cobrew NV, Brandbrew SA, Brandbev S.à.R.L., Anheuser-Busch InBev Worldwide Inc., ABIFI and Anheuser-Busch Companies, LLC (subject to certain terms and conditions). Under the EMTN Programme, we may issue notes on a continuing basis up to a maximum aggregate principal amount of EUR 40.0 billion (USD 42.2 billion) or its equivalent in other currencies. Such notes may be fixed, floating, zero coupon or a combination of these. The proceeds from the issuance of any such notes may be used to repay short-term and/or long-term debt and to fund general corporate purposes of the AB InBev Group. If in respect of any particular issue of notes there is a particular identified use of proceeds, this will be stated in the applicable final terms relating to the notes. As of 31 December 2016, the total outstanding debt under the EMTN Programme amounted to EUR 23.75 billion (USD 25.0 billion). Additionally, as of 31 December 2016, EUR 1 billion of SABMiller Holdings Inc. (now Anheuser-Busch North American Holding Corporation) notes with a stated rate of 1.875% maturing 2020 were scheduled to be exchanged for comparable notes issued under the EMTN Programme effective 20 January 2017. Our ability to issue additional notes under the EMTN Programme is subject to market conditions.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 1.0 billion (USD 1.0 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. We also have established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 3.0 billion. As of 31 December 2016, the total outstanding commercial paper under these programs amounted to USD 2.1 billion. Our ability to borrow additional amounts under the programs is subject to investor demand. If we are ever unable to refinance under this commercial programs as they become due, we have access to funding through the use of our committed lines of credit.

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2016, after certain hedging and fair value adjustments, USD 24.0 billion, or 19.5%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 99.0 billion, or 80.5%, bore a fixed interest rate. Our net debt is denominated in various currencies, though primarily in the U.S. dollar and the euro. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

The currency of borrowing is driven by various factors in the different countries of operation, including a need to hedge against functional currency inflation, currency convertibility constraints, or restrictions imposed by exchange control or other regulations. In accordance with our policy aimed at achieving an optimal balance between cost of funding and volatility of financial results, we seek to proactively address and manage the relationship between borrowing liabilities and functional currency cash flows, and we may enter into certain financial instruments in order to mitigate currency risk.

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of EBITDA, as defined, adjusted for exceptional items, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. For our definition of EBITDA, as defined, see “—E. Results of Operations—Year Ended 31 December 2016 Compared to the Year Ended 31 December 2015—EBITDA, as defined.”

We have also entered into certain financial instruments in order to mitigate interest rate risks.

Please refer to note 29 of our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

We were in compliance with all our debt covenants as of 31 December 2016. The 2010 Senior Facilities Agreement and the 2015 Senior Facilities Agreement do not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 24 of our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2016 and 2015:

	Year ended 31 December (audited)
	2016(1)	2015
	(USD millions)
Secured bank loans	862	277
Commercial papers	2,053	2,087
Unsecured bank loans	9,662	1,469
Unsecured bond issues	109,627	45,442

	Year ended 31 December (audited)
	2016(1)	2015
	(USD millions)
Unsecured other loans	121	52
Finance lease liabilities	234	126

Total	122,559	49,453

Notes:

(1)	Following completion of the Transaction, we are consolidating SABMiller and reporting results of the retained SABMiller operations as of the fourth quarter of 2016.

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2016:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
		(USD millions)
Secured bank loans	862	652	107	26	21	56
Commercial papers	2,053	2,053	—	—	—	—
Unsecured bank loans	9,662	1,396	195	91	7,980	—
Unsecured bond issues	109,627	4,481	6,234	10,032	18,697	70,183
Unsecured other loans	121	10	20	15	22	54
Finance lease liabilities	234	26	26	31	46	105

Total	122,559	8,618	6,582	10,195	26,766	70,398

Note:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 December 2016.

Please refer to note 29 of our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of the date of this Form 20-F, our credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and our credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 4,768 million during 2016 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2016, approximately 50% was used to improve our production facilities while 34% was used for logistics and commercial investments. Approximately 16% was used for improving administrative capabilities and purchase of hardware and software. Our capital expenditures are primarily funded through cash from operating activities.

We spent USD 4,337 million during 2015 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2015, approximately 52% was used to improve our production facilities while 36% was used for logistics and commercial investments. Approximately 12% was used for improving administrative capabilities and purchase of hardware and software.

We spent USD 4,122 million during 2014 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2014, approximately 50% was used to improve our production facilities while 40% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software.

Research and Development

In 2016, we spent USD 244 million (USD 207 million in 2015 and USD 217 million in 2014) on research and development. Part of this was spent in the area of market research, but the majority is related to innovation in the areas of process optimization and product development. For further information, see “Item 4. Information on the Company—B. Business Overview—10. Intellectual Property; Research and Development—Research and Development.”

Investments and Disposals

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had, and are expected to continue to have, a significant effect on our results of operations and the comparability of period-to-period results. See “—A. Key Factors Affecting Results of Operations— Acquisitions, Divestitures and Other Structural Changes” for further information on significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2016, 2015, and 2014. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 included in this Form 20-F.

Net Debt and Equity

We define net debt as non-current and current interest-bearing loans and borrowings plus bank overdrafts and minus cash and cash equivalents, interest-bearing loans granted and debt securities. Net debt is a financial performance indicator that is used by our management to highlight changes in our overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging.

The following table provides a reconciliation of our net debt to the sum of current and non-current interest bearing loans and borrowings as of the dates indicated:

	31 December (audited)
	2016(2)	2015
	(USD million)
Non-current interest bearing loans and borrowings	113,941	43,541
Current interest bearing loans and borrowings	8,618	5,912

Total	122,559	49,453
Bank overdrafts	184	13
Cash and cash equivalents	(8,579)	(6,923)
Interest-bearing loans granted (included within Trade and other receivables)	(528)	(286)
Non-current and current debt securities (included within Investment securities) (1)	(5,683)	(72)

Net debt	107,953	42,185

Note:

(1)	See note 24 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.
(2)	Following completion of the Transaction, we are consolidating SABMiller and reporting results of the retained SABMiller operations as of the fourth quarter of 2016.

Net debt as of 31 December 2016 was USD 108.0 billion, an increase of USD 65.8 billion as compared to 31 December 2015. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the payment associated with the Transaction net of the cash acquired and the proceeds from the announced divestitures completed at 31 December 2016 (USD 48.8 billion), the SABMiller debt assumed as part of the Transaction (USD 11.9 billion), the settlement of the portion of the derivatives hedging the SABMiller purchase consideration that did not qualify as hedge accounting (USD 4.5 billion), dividend payments to shareholders of former AB InBev and Ambev (USD 8.5 billion), the payment of interests and taxes (USD 6.0 billion) and the impact of changes in foreign exchange rates (USD 0.3 billion decrease of net debt).

Net debt as of 31 December 2015 was USD 42.2 billion, an increase of USD 0.1 billion as compared to 31 December 2014. Apart from operating results net of capital expenditures, net debt was mainly impacted by share buyback (USD 1.0 billion), dividend payments to shareholders of former AB InBev and Ambev (USD 8.0 billion), the payment of interests and taxes (USD 4.0 billion) and the impact of changes in foreign exchange rates (USD 1.1 billion decrease of net debt).

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2016 was USD 71,339 million, compared to USD 42,137 million as at 31 December 2015. The increase in equity is mainly related to the Transaction which resulted in the issuance of 325,999,817 Restricted Shares valued at 33.0 billion euro or (USD 36.8 billion).

The equity attributable to equity holders was negatively impacted by the mark-to-market adjustments related to the hedging of the purchase price of the Transaction for the portion of the hedge that did not qualify for hedge accounting under IFRS rules. Following the Transaction, USD (12.3) billion negative mark-to-market adjustment related to such hedging and other non-derivative items were recognized cumulatively over 2015 and 2016, of which USD (7.4) billion qualified for hedge accounting and was, accordingly, reclassified from equity and allocated as part of the consideration paid.

Furthermore, the combined effect of the weakening of mainly the closing rates of the Argentine peso, the Australian dollar, the Chinese yuan, the Colombian peso, the euro, the Mexican peso, the pound sterling and the South Korean won and the strengthening of mainly the closing rates of the Brazilian real, the Canadian dollar, the Peruvian nuevo sol, the Russian ruble and the South African rand resulted in a foreign exchange translation adjustment of USD (3.3) billion.

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2015 was USD 42,137 million, compared to USD 49,972 million as at 31 December 2014. The combined effect of the weakening of mainly the closing rates of the Argentine peso, the Brazilian real, the Canadian dollar, the Chinese yuan, the euro, the Mexican peso, the pound sterling, the Russian ruble and the South Korean won resulted in a negative foreign exchange translation adjustment of USD 6,157 million.

Further details on equity movements can be found in our consolidated statement of changes in equity in our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x.

See “—Funding Sources—Borrowings” above for details of long-term debt we entered into during 2016.

H. CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

The following table reflects certain of our contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flows in future periods, as of 31 December 2016:

			Payment Due By Period
Contractual Obligations	Contractual cash flows (2)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(USD millions)
Secured bank loans	(937)	(676)	(116)	(33)	(32)	(80)
Commercial papers	(2,054)	(2,054)	—	—	—	—
Unsecured bank loans	(11,057)	(1,618)	(535)	(365)	(8,535)	(4)
Unsecured bond issues	(162,300)	(7,284)	(10,262)	(13,713)	(25,383)	(105,658)
Unsecured other loans	(279)	(27)	(41)	(33)	(41)	(137)
Finance lease liabilities	(346)	(44)	(42)	(44)	(70)	(146)
Bank overdraft	(184)	(184)	—	—	—	—
Operating lease liabilities	(1,658)	(248)	(199)	(173)	(317)	(721)
Purchase commitments	(6,260)	(3,852)	(1,240)	(620)	(501)	(47)
Trade and other payables	(25,398)	(23,717)	(449)	(209)	(331)	(692)

Total(1)	(210,473)	(39,704)	(12,884)	(15,190)	(35,210)	(107,485)

Notes:

(1)	“Total” amounts refer to non-derivative financial liabilities including interest payments.

(2)	The loan and bond issue contractual cash flow amounts presented above differ from the carrying amounts for these items in our financial statements in that they include our best estimates of future interest payable (not yet accrued) in order to better reflect our future cash flow position.

Please refer to “—G. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 31 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Please refer to note 30 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for more information regarding our operating lease obligations.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 25 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2017 onwards. In 2016, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 379 million. Contributions to defined benefit pension plans for 2017 are estimated to be approximately USD 251 million for our funded defined benefit plans, and USD 80 million in benefit payments to our unfunded defined benefit plans and post-retirement medical plans. Please refer to note 25 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2016 and 2015:

	Year ended 31 December (audited)
	2016(1)	2015
	(USD million)
Collateral given for own liabilities	490	562
Collateral and financial guarantees received for own receivables and loans to customers	228	194
Contractual commitments to purchase property, plant and equipment	816	750
Contractual commitments to acquire loans to customers	11	14
Other commitments	1,768	1,713

Note:

(1)	Following completion of the Transaction, we are consolidating SABMiller and reporting results of the retained SABMiller operations as of the fourth quarter of 2016.

As at 31 December 2016, the following M&A related commitments existed with respect to the combination with Grupo Modelo:

•

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. Pending the delivery of AB InBev shares, we will pay a coupon on each undelivered share, so that the deferred share instrument holders are compensated on an after-tax basis, for dividends they would have received had AB InBev shares been delivered to them prior to the record date for such dividend.

•

In December 2016, we completed the sale of our brewery plant located in Obregón, Sonora, México to Constellation Brands, Inc. for a sale price of approximately USD 600 million, and simultaneously therewith we entered into a six-month transition services agreement with Constellation Brands, Inc. by virtue of which Grupo Modelo or its affiliates agreed to provide certain transition services to Constellation Brands, Inc., to ensure a smooth operational transition of the Obregón brewery.

As at 31 December 2016, the following M&A related commitments existed with respect to the acquisition of SABMiller:

•

On 29 April 2016, we announced that we had offered the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) for divestiture, subject to certain third-party rights. On 13 December 2016, we announced that we had entered into a binding agreement with Asahi Group Holdings, Ltd. to sell SABMiller’s businesses in Central and Eastern Europe for EUR 7.3 billion. The sale of SABMiller’s businesses in Central and Eastern Europe is conditional on the European Commission’s approval of Asahi as a suitable purchaser and is expected to close in the first half of 2017.

•

We have agreed to sell SABMiller’s stake in Distell Group Limited, comprised of 58,674,000 ordinary shares or approximately 26.4% of Distell Group Limited’s issued share capital, in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa. On 15 December 2016, we announced that we had entered into a binding agreement to sell our interest in Distell Group Limited to Public Investment Corporation Limited, acting on behalf of the Government Employees Pension Fund. The Distell Divestiture remains subject to the approval of the South African competition authorities.

Please refer to note 31 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and others.

Contingencies

We are subject to various contingencies with respect to tax, labor, distributors and other claims. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. To the extent that we believe these contingencies will probably be realized, a provision has been recorded in our balance sheet.

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 32 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

I. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—H. Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which we are subject. Please also refer to note 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

In order to fulfill our commitments under various outstanding stock option plans, we entered into stock lending arrangements for up to 15 million of our own Ordinary Shares. We shall pay the lenders any dividend equivalent, after tax, in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2016, 13 million loaned securities were used to fulfill our stock option plan commitments. Please also refer to note 31 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

J. OUTLOOK AND TREND INFORMATION

While recognizing the increased volatility in some of our key markets, we expect to accelerate total revenue growth in 2017, driven by the solid growth of our global brands and strong commercial plans, including revenue and management initiatives.

We expect cost of sales per hectoliter to increase low single digits on a constant geographic basis, despite unfavorable foreign exchange transactional impacts, and growth in our premium brands.

We expect selling, general and administrative expenses to remain broadly flat, as we will continue to find savings in overhead to invest behind our brands.

We are updating our USD 2.45 billion synergy expectation to USD 2.8 billion on a constant currency basis as of August 2016. From this total, USD 547 million was reported by SABMiller as of 31 March 2016, and USD 282 million was captured between 1 April 2016 and 31 December 2016. The balance of approximately USD 2.0 billion is expected to be captured in the next three to four years.

We expect the average rate of interest on net debt in 2017 to be in the range of 3.5% to 4.0%. Net pension interest expenses and accretion expenses are expected to be approximately USD 30 million and USD 150 million USD per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of approximately USD 3.7 billion in 2017.

Approximately one-third of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro. Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x.

We continue to expect dividends to be a growing flow over time, although growth is expected to be modest given the importance of deleveraging.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Administrative, Management, Supervisory Bodies and Senior Management Structure

Our management structure is a “one-tier” governance structure composed of our Board, a Chief Executive Officer responsible for our day-to-day management and an executive board of management chaired by our Chief Executive Officer. Our Board is assisted by four main committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee. See “—C. Board Practices—Information about Our Committees.”

Board of Directors

Role and Responsibilities, Composition, Structure and Organization

The role and responsibilities of our Board and its composition, structure and organization are described in detail in our corporate governance charter (“Corporate Governance Charter”), which is available on our website: http://www.ab-inbev.com/investors/corporate-governance/corporate-governance-charter.html.

Our Board may be composed of a maximum of 15 directors. There are currently 15 directors, all of whom are non-executives.

Under our articles of association, the directors are appointed as follows:

•	three independent directors will be appointed by our shareholders’ meeting upon proposal by our board of directors;

•

so long as the Stichting and/or any of its affiliates, any of their respective successors and/or successors’ affiliates own, in aggregate, more than 30% of the shares with voting rights in our share capital, nine directors will be appointed by our shareholders’ meeting upon proposal by the Stichting (and/or any of its affiliates, any of their respective successors and/or successors’ affiliates); and

•	so long as the holders of Restricted Shares, together with their affiliates and/or any of their successors and/or successors’ affiliates, own in aggregate:

•	more than 13.5% of the shares with voting rights in our share capital, three directors will be appointed by our shareholders’ meeting upon proposal by the holders of the Restricted Shares;

•

more than 9% but not more than 13.5% of the shares with voting rights in our share capital, two directors will be appointed by our shareholders’ meeting upon proposal by the holders of the Restricted Shares;

•

more than 4.5% but not more than 9% of the shares with voting rights in our share capital, one director will be appointed by our shareholders’ meeting upon proposal by the holders of the Restricted Shares; and

•

4.5% or less than 4.5% of the shares with voting rights in our share capital, the holders of the Restricted Shares will no longer have the right to propose any candidate for appointment as a member of our board of directors and no directors will be appointed upon proposal by the holders of the Restricted Shares.

As a consequence, our Board is currently composed of four directors nominated by Eugénie Patri Sébastien S.A. (which represents Interbrew’s founding Belgian families and holds the class A Stichting certificates), four directors nominated by BRC S.à.R.L. (which represents the Brazilian families that were previously the controlling shareholders of Ambev and holds the class B Stichting certificates), one additional non-executive director who was appointed by the Stichting, three directors who were appointed by the holders of Restricted Shares and three independent directors. The independent directors are recommended by our Nomination Committee, nominated by the Stichting board and subsequently elected at our shareholders’ meeting. Directors are appointed for a maximum term of four years.

Independent directors on our Board are required to meet the following requirements of independence pursuant to our current Corporate Governance Charter. Such requirements are derived from but not fully identical to the requirements of Belgian company law (when legally required, we shall apply the criteria of independence provided by Belgian company law). Based on the provisions of the Belgian Corporate Governance Code of March 2009 and the Belgian Company Code, the requirements of independence contained in our Corporate Governance Charter are the following:

•	the director is not an executive or managing director of us or an associated company, and has not been in such a position for the previous five years;

•	the director has not served for more than three successive terms as a non-executive director on our board, or for a total term of more than 12 years;

•	the director is not an employee of us or an associated company and has not been in such a position for the previous three years;

•	the director does not receive significant additional remuneration or benefits from us or an associated company apart from a fee received as non-executive director;

•	the director is not the representative of a controlling shareholder or a shareholder with a shareholding of more than 10%, or a director or executive officer of such a shareholder;

•

the director does not have or has not had within the financial reported year a significant business relationship with us or an associated company, either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship;

•	the director is not or has not been within the last three years a partner or an employee of our external auditor or the external auditor of an associated company; and

•	the director is not a close family member of an executive or managing director or of persons in the situations described above.

When an independent director has served on the Board for three terms, any proposal to renew his mandate as independent director must expressly indicate why the Board considers that his independence as a director is preserved.

Directors on our Board who serve on our Audit Committee are also required to meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act of 1934.

The appointment and renewal of all of our directors is based on a recommendation of the Nomination Committee, and is subject to approval by our shareholders’ meeting.

Our Board is our ultimate decision-making body, except for the powers reserved to our shareholders’ meeting by law, or as specified in the articles of association.

Our Board meets as frequently as our interests require. In addition, special meetings of our Board may be called and held at any time upon the call of either the chairman of our Board or at least two directors. Board meetings are based on a detailed agenda specifying the topics for decision and those for information. Board decisions are made by a simple majority of the votes cast.

The composition of our Board is currently as follows:

Name	Principal function	Nature of directorship	Initially appointed	Term expires

Maria Asunción Aramburuzabala	Director	Non-executive	2016	2018

Martin J. Barrington	Director[1]	Non-executive, nominated by the holders of Restricted Shares	2016	2017

Alexandre Behring	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2018

M. Michele Burns	Independent Director	Non-executive	2016	2020

Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2018

Stéfan Descheemaeker	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2018

William F. Gifford Jr.	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2017

Olivier Goudet	Independent Director, Chairman of the Board	Non-executive	2016	2020

Paulo Alberto Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2018

Alejandro Santo Domingo Dávila	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2017

Elio Leoni Sceti	Independent Director	Non-executive	2016	2020

Carlos Alberto Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2018

[1]	We have determined that Mr. Barrington is an independent director for purposes of Rule 10A-3 of the Exchange Act.

Name	Principal function	Nature of directorship	Initially appointed	Term expires

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2018

Marcel Herrmann Telles	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2018

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2018

The mandates of Martin J. Barrington, William F. Gifford Jr. and Alejandro Santo Domingo Dávila are scheduled to come to an end at the annual shareholders’ meeting to be held on 26 April 2017. Their mandates are renewable.

The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

No member of the Board has any conflicts of interest within the meaning of the Belgian Company Code between any duties he/she owes to us and any private interests and/or other duties.

Ms. Aramburuzabala is a non-executive Board member. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnologico Autonomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently chairman of the Boards of Directors of Tresalia Capital, KIO Networks, Abilia and Red Universalia. She is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Boards of Consejo Mexicano de Negocios and El Universal, Compania Periodistica Nacional and is an Advisory Board member of ITAM School of Business.

Mr. Barrington is a representative of the Restricted Shareholders. Born in 1953, he is an American citizen and graduated from The College of Saint Rose with a Bachelor’s Degree in History, and from Albany Law School of Union University with a Juris Doctorate Degree. He is Chairman, Chief Executive Officer and President of Altria Group. During his more than 20 years at Altria Group, he has served in numerous executive roles – business and legal, domestic and international – for virtually all the companies in the Altria family. These include Vice Chairman of Altria Group; Executive Vice President and Chief Administrative Officer of Altria Group; Senior Vice President and General Counsel of Philip Morris International (a separate public company spun-off from Altria Group in 2008); and Senior Vice President and General Counsel of Philip Morris USA. Before joining Altria, Mr. Barrington practiced law in both the government and private sectors.

Mr. Behring is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1967, he is a Brazilian citizen and received a BS in Electrical Engineering from Pontificia Universidade Catolica in Rio de Janeiro and an MBA from Harvard Business School, having graduated as a Baker Scholar and Loeb Scholar. He is a co-founder and the Managing Partner of 3G Capital, a global investment firm with offices in New York and Rio de Janeiro, since 2004. Mr. Behring has served as Chairman of Restaurant Brands International since 3G Capital’s acquisition of Burger King in October 2010 and following Burger King’s subsequent acquisition of Tim Hortons in December 2014. Mr. Behring also serves as Chairman of the Kraft Heinz Company following the acquisition of H.J. Heinz Company by Berkshire Hathaway and 3G Capital in June 2013 and subsequent combination with Kraft Foods Group in July 2015. Additionally, Mr. Behring formerly served as a Director of CSX Corporation, a leading U.S. rail-based transportation company, from 2008 to 2011. Previously, Mr. Behring spent approximately ten years at GP Investments, one of Latin America’s premier private-equity firms, including eight years as a partner and member of the firm’s Investment Committee. He served for seven years, from 1998 through 2004, as a Director and CEO of one of Latin America’s largest railroads, ALL (America Latina Logistica).

Ms. Burns is an independent Board member. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, where she chairs the Risk Committee, Alexion Pharmaceuticals, where she chairs the Strategy and Risk Committee, Cisco Systems, Etsy, where she chairs the Audit Committee and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores, where she chaired the Compensation and Nominating Committee and the Strategic Planning and Finance Committee. She also serves as the Center Fellow and Strategic Advisor to the Stanford Center on Longevity at Stanford University. Ms. Burns is on the Executive Board of the Elton John Aids Foundation, where she serves as Treasurer. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a member of the Board of Directors of Bunge Limited, EPS, Rayvax, Adrien Invest, Floridienne S.A. and several privately held companies.

Mr. Descheemaeker is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1960, he is a Belgian citizen and graduated from Solvay Business School. He is the CEO of Nomad Food, a leader in the European frozen food sector whose brands include Birds Eye, Findus & Iglo. He joined Interbrew in 1996 as head of Strategy & External Growth, managing its M&A activities, culminating with the combination of Interbrew and Ambev. In 2004, he transitioned to operational management, first in charge of Interbrew’s operations in the United States and Mexico, and then as InBev’s Zone President Central and Eastern Europe and eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at AB InBev and joined our Board as a non-executive Director. He was appointed Chief Financial Officer of Delhaize Group in late 2008 and served as Chief Executive Officer of Delhaize Europe from January 2012 until the end of 2013. He is a professor in Business Strategy at the Solvay Business School.

Mr. Goudet is an independent Board member. Born in 1964, he is a French citizen, holds a degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. Mr. Goudet is Partner and CEO of JAB Holding Company, LLC, a position he has held since June 2012. He started his professional career in 1990 at Mars, Inc., serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions, including Group Finance Director. In 1998 he returned to Mars, where he became Chief Financial Officer in 2004. In 2008, his role was broadened to become the Executive Vice President as well as CFO. Between June 2012 and November 2015, he served as an Advisor to the Board of Mars. Mr. Goudet is also a Board member of Jacobs Douwe Egberts, the world’s leading pure play FMCG coffee and tea company; a Board member of Keurig Green Mountain, a leader in single serve coffee and beverage technologies; Chairman of Peet’s Coffee & Tea, a premier specialty coffee and tea company and of Caribou Einstein, a premium coffee and bagel restaurant chain; a Board member of Krispy Kreme, an iconic branded retailer of premium quality sweet treats, and Coty Inc., a global leader in beauty; a Board member of Espresso House, the largest branded coffee shop chain in Scandinavia; and a Board member of Jimmy Choo PLC, a luxury leather goods company.

Mr. Gifford is a representative of the Restricted Shareholders. Born in the USA in 1970, he is an American citizen and graduated from Virginia Commonwealth University with a Bachelor’s Degree in Accountancy.    He serves as Chief Financial Officer of Altria Group. In this role, he is responsible for the Accounting, Tax, Treasury, Audit, Investor Relations, Finance Decision Support and Strategy & Business Development organizations. He also oversees the financial services business of Philip Morris Capital Corporation. Prior to his current position, Mr. Gifford was Senior Vice President, Strategy & Business Development. Since joining Philip Morris USA in 1994, he has served in numerous leadership roles in Finance, Marketing Information & Consumer Research and as President and Chief Executive Officer of Philip Morris USA. Prior to that, he was Vice President and Treasurer for Altria where he led various functions including Risk Management, Treasury Management, Benefits Investments, Corporate Finance and Corporate Financial Planning & Analysis. Prior to joining Philip Morris USA, Mr Gifford worked at the public accounting firm of Coopers & Lybrand, which currently is known as PricewaterhouseCoopers.

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. In May 2005, Mr. Lemann founded Pollux Capital and is currently the Portfolio Manager there. Mr. Lemann is a board member of Lojas Americanas, the Lemann Foundation and Ambev.

Mr. Leoni Sceti is an independent Board member. Born in 1966, he is an Italian citizen who lives in the U.K. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post-graduate bar exam. Mr. Leoni Sceti has over 25 years’ experience in the fast-moving consumer goods and media sectors. He was CEO of Iglo Group, a European food business whose brands are Birds Eye, Findus & Iglo. Iglo group was sold in May 2015 to Nomad Foods. He previously served as CEO of EMI Music from 2008 to 2010. Prior to EMI, Mr. Leoni Sceti had an international career in marketing and held senior leadership roles at Procter & Gamble and Reckitt Benckiser. Mr. Leoni Sceti is a private early investor in Media & Tech, the Chairman of London based LSG holdings and a Counsellor and Trustee at One Young World.

Mr. Santo Domingo Dávila is a representative of the Restricted Shareholders. Born in 1977, he is a Columbian citizen and obtained a BA in History from Harvard College. He is a Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of Directors of SABMiller Plc. He was also Vice-Chairman of SABMiller Plc. for Latin America.    Mr. Santo Domingo was Chairman of the Board of Bavaria S.A. in Colombia, and Chairman of Backus & Johnston, in Perú. He is Chairman of the Board of Valorem, a company which manages a diverse portfolio of industrial & media assets in Latin America. Mr. Santo Domingo is also a director of Millicom, JDE (Jacobs Douwe Egberts), Keurig Green Mountain, Florida Crystals, the world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian Daily, and Cine Colombia, Colombia’s leading film distribution and movie theater company. In the non-profit sector, he is Vice Chairman of the Wildlife Conservation Society, a member of the Board of Trustees of the Metropolitan Museum of Art, and the Educational Broadcasting Corporation (WNET Channel Thirteen). Mr. Santo Domingo is a member of the Board and Treasurer of Aid for AIDS, a foundation dedicated to helping HIV and AIDS patients. Furthermore, he is Chairman of Alas, a foundation focused on early childhood development which was founded by artists such as Shakira & Alejandro Sanz. Mr. Santo Domingo is also a member of the Board of DKMS Americas, a foundation dedicated to finding donors for leukemia patients. He is a member of the Board of Endeavor Colombia and Fundacion Pies Descalzos.

Mr. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1948, he is a Brazilian citizen and received a Bachelor of Business Administration from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He has been Chairman of Lojas Americanas since 1981, where he also served as Chief Executive Officer until 1992. He is a member of the Board of Directors of Restaurant Brands International Inc. and the Harvard Business School’s Board of Dean’s Advisors and a co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians.

Mr. de Spoelberch is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder and his recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

Mr. Telles is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1950, he is a Brazilian citizen and holds a degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and Ambev and has been a member of the Board of Directors of Ambev since 2000. He served as member of the Board of Directors of H.J. Heinz Company and now serves as member of the Board of Directors of the Kraft Heinz Company and of the Board of associates of Insper. He is co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians and a founder and Chairman of Ismart, a non-profit organization that provides scholarships to low-income students. He is also an ambassador for Endeavor, an international non-profit organization that supports entrepreneurs in developing markets.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg), Restaurant Brands International (formerly Burger King Worldwide Holdings), Jacobs Douwe Egberts (JDE) and Keurig Green Mountain (KGM). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements, as well as a director of the charitable, non-profit organization DKMS, the largest bone marrow donor center in the world.

General Information on the Directors

In relation to each of the members of our Board, we are not aware of (i) any convictions in relation to fraudulent offenses in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any offices, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanction of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

No member of our Board has a family relationship with any other member of our Board or any member of our executive board of management.

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
María Asunción Aramburuzabala	Tresalia Capital, Grupo Modelo, KIO Networks, Abilia, Red Universalia, Consejo Mexicano de Negocios, Fresnillo, plc, El Universal, Compania Periodistica Nacional, Calidad de Vida Progreso y Desarrollo para la Ciudad de México and Instituto Tecnológico Autónomo de México (ITAM) School of Business,	Grupo Financiero Banamex, LLC, Banco Nacional de México,Telmex, América Móvil, Televisa, Cablevisión, Empresas ICA, Aeroméxico, Siemens, Tory Burch, LLC, Artega Automobil, Diblo, Dirección de Fábricas, Filantropía Modelo, Consejo Asesor para las Negociaciones Comerciales Internacionales, Compromiso Social por la Calidad de la Educación, Latin America Conservation Council and Médica Sur

Martin J. Barrington	Altria Group, Inc., Virginia Museum of Fine Arts, Richmond Performing Arts Center L.L.L.P., NextUp (formerly Middle School Renaissance 2020, LLC)	The College of Saint Rose

Alexandre Behring	3G Capital Partners., Restaurant Brands International and The Kraft Heinz Company	CSX Corporation

M. Michele Burns	Cisco Systems Inc., The Goldman Sachs Group Inc., Alexion Pharmaceuticals Inc., Etsy Inc., Circle Internet Financial	Wal-Mart Stores Inc.

Paul Cornet	Bunge Ltd, Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A. and the Stichting	Sparflex

Stéfan Descheemaeker	Nomad Foods, Eugénie Patri Sébastien S.A. and the Stichting	Telenet Group Holding NV, Delhaize Group

Olivier Goudet	JAB Holding Company, Peet’s Coffee & Tea, Inc., Coty Inc., Jacobs Douwe Egberts (JDE) BV, Acorn Holdings B.V., Jimmy Choo PLC, Espresso House Holding AB, Keurig Green Mountain Inc. and Caribou Coffee Company Inc. and Krispy Kreme Doughnuts Inc.	Mars Inc., Wm. Wrigley Jr. Company, Agence Française des Investissements Internationaux and the Washington Performing Arts Society

William F. Gifford Jr.	Altria Group Inc., Virginia Commonwealth University - School of Business Foundation, Greater Richmond Partnership, Inc.	Virginia Foundation for Independent Colleges, National Association of Manufacturers

Paulo Alberto Lemann	Pollux Capital, Lojas Americanas S.A., Lemann Foundation and Ambev, Lone Pine Capital LLC

Name	Current	Past
Elio Leoni Sceti	LSG Holdings	EMI Music, Iglo Group, Beamly Ltd and Nomad Foods

Alejandro Santo Domingo Dávila	Quadrant Capital Advisors, Inc., Bavaria S.A., Union de Cervecerias Perunas Backus & Johnston S.A.A., Valorem S.A., Millicom International Cellular SA, Jacobs Douwe Egberts (JDE) Keurig Green Mountain (KGM) Cine Colombia S.A., Organización Decameron S. d R.L., Florida Crystals Corporation, Caracol Televisión S.A., Metropolitan Museum of Art, Wildlife Conservation Society, DKMS and Fundación Mario Santo Domingo	SABMiller plc., Celumóvil S.A., Avianca S.A., Sofasa S.A., Cervecería Nacional S.A. (Panamá), Compañía de Cervezas Nacionales S.A. (Ecuador)

Carlos Alberto Sicupira	Restaurant Brands International, Lojas Americanas S.A., 3G Capital Partners, Fundaçao Estudar and the Stichting	B2W Companhia Global do Varejo, São Carlos Empreendimentos e Participações S.A, Burger King Worldwide, Inc.

Grégoire de Spoelberch	Agemar S.A., Wernelin S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest,(1) Midi Developpement,(1) Solferino Holding S.A., Zencar S.A., Clearvolt S.A. and Fonds Baillet Latour	Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden
Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens and(1) Elpo-Cuisinex Wholesale(1) Navarin S.A.

Marcel Herrmann Telles	3G Capital Partners, The Kraft Heinz Company, Fundação Estudar, Instituto Social María Telles, Ambev and the Stichting	Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Editora Abril S.A. GP Investimentos and Instituto Veris—IBMEC São Paulo, Burger King Worldwide Holdings, Inc., Itau/Unibanco International, Instituto de Desenvolvimento Gerencial—INDG and Harvard Business School’s Board of Dean’s Advisors

Alexandre Van Damme	Jacobs Douwe Egberts (JDE), Restaurant Brands International, Keurig Green Mountain (KGM), the Stichting, Eugénie Patri Sébastien, S.A. and Fonds Baillet Latour	UCB S.A.

Notes:

(1)	As permanent representative.

Chief Executive Officer and Senior Management

Role and Responsibilities, Composition, Structure and Organization

Our Chief Executive Officer is responsible for our day-to-day management. He has direct responsibility for our operations and oversees the organization and efficient day-to-day management of our subsidiaries, affiliates and joint ventures. Our Chief Executive Officer is responsible for the execution and management of the outcome of all of our Board decisions.

He is appointed and removed by our Board and reports directly to it.

Our Chief Executive Officer leads an executive board of management comprised of the Chief Executive Officer, nine global functional heads (or “Chiefs”), two transitional roles and nine zone presidents.

Effective 10 October 2016:

•	Ricardo Tadeu was appointed to the newly created role of Zone President Africa, following his previous role as Zone President Mexico and member of the advisory board of Grupo Modelo;

•	Michel Doukeris was appointed to the newly created role of Zone President Asia Pacific North, following his previous role as Zone President Asia Pacific;

•	Jan Craps was appointed to the newly created role of Zone President Asia Pacific South, following his previous role as Business Unit President for Canada under former AB InBev;

•	Mauricio Leyva was appointed to the newly created role of Zone President Middle Americas, following his previous role as SABMiller Chairman and Managing Director for South Africa; and

•	Ricardo Moreira was appointed to the newly created role of Zone President Latin America COPEC, following his previous role as former AB InBev’s Marketing Vice President for the Mexico Zone.

Effective December 2016, David Kamenetzky was appointed to the newly created role of Chief Strategy & External Affairs Officer.

Effective January 2017:

•	Michel Doukeris (formerly Zone President Asia Pacific North) became Chief Sales Officer, succeeding Luiz Fernando Edmond;

•	Jean Jereissati (formerly Business Unit President China) became Zone President Asia Pacific North, succeeding Michel Doukeris; and

•	Carlos Lisboa (formerly Marketing Vice President for Global Brands) became Zone President Latin America South, succeeding Marcio Froes.

The members of the executive board of management work with our Chief Executive Officer to enable our Chief Executive Officer to properly perform his duties of daily management.

Although exceptions can be made in special circumstances, the upper age limit for the members of our executive board of management is 65, unless their employment contract provides otherwise.

Our executive board of management currently consists of the following members:

Name	Function
Carlos Brito	Chief Executive Officer
David Almeida	Chief Integration Officer
Claudio Braz Ferro	Chief Supply Integration Officer
Sabine Chalmers	Chief Legal Officer
Felipe Dutra	Chief Financial and Technology Officer
Michel Doukeris	Chief Sales Officer
Pedro Earp	Chief Disruptive Growth Officer
Claudio Garcia	Chief People Officer
David Kamenetzky	Chief Strategy and External Affairs Officer
Peter Kraemer	Chief Supply Officer
Tony Milikin	Chief Procurement & Sustainability Officer
Miguel Patricio	Chief Marketing Officer
Jan Craps	Zone President Asia Pacific South
Jean Jereissati	Zone President Asia Pacific North
Stuart MacFarlane	Zone President Europe
Carlos Lisboa	Zone President Latin America South
Bernardo Pinto Paiva	Zone President Latin America North
Ricardo Moreira	Zone President Latin America COPEC
Mauricio Leyva	Zone President Middle Americas
João Castro Neves	Zone President North America
Ricardo Tadeu	Zone President Africa

The business address for all of these executives is: Brouwerijplein 1, 3000 Leuven, Belgium.

David Almeida is our Chief Integration Officer. Born in 1976, David is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Vice President, U.S. Sales, a role he took on in 2011, having previously held the position of Vice President, Finance for the North American organization. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining InBev in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Claudio Braz Ferro is our Chief Supply Integration Officer. Born in 1955, Mr. Ferro is a Brazilian citizen and holds a Degree in Industrial Chemistry from the Universidade Federal de Santa María, RS, and has studied Brewing Science at the Catholic University of Leuven. Mr. Ferro joined Ambev in 1977, where he held several key positions, including plant manager of the Skol brewery, Industrial Director of Brahma operations in Brazil and later VP Operations at Ambev in Latin America. Mr. Ferro also played a key role in structuring the supply organization when Brahma and Antarctica combined to form Ambev in 2000. He was appointed our Chief Supply Officer in January 2007.

Carlos Brito is our Chief Executive Officer. Born in 1960, he is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. He held positions at Shell Oil and Daimler Benz prior to joining Ambev in 1989. At Ambev, he had roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is also a member of the Board of Directors of Ambev and of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors.

João Castro Neves is our Zone President North America. Born in 1967, Mr. Castro Neves is a Brazilian citizen and holds a Degree in Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the University of Illinois. He joined Ambev in 1996 and has held positions in various departments such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services. He was Ambev’s Chief Financial Officer and Investor Relations Officer before being appointed Zone President Latin America South in January 2007. He took on the role of Zone President Latin America North and CEO of Ambev in January 2009 and was appointed Zone President North America effective 1 January 2015. He is also a member of the Board of Directors of Ambev.

Sabine Chalmers is our Chief Legal Officer and Secretary to the Board of Directors. Born in 1965, Ms. Chalmers is a U.S. citizen of German and Indian origin and holds an LL.B. from the London School of Economics. She is qualified as a solicitor in England and is a member of the New York State Bar. Ms. Chalmers joined us in January 2005 after over 12 years with Diageo plc where she held a number of senior legal positions in various geographies across Europe, the Americas and Asia including as General Counsel of the Latin American and North American businesses. Prior to Diageo, she was an associate at the law firm of Lovells in London, specializing in mergers and acquisitions. Ms. Chalmers is a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors. She also serves on several professional councils and not-for-profit boards, including the Association of Corporate Counsel and Legal Momentum, the United States’ oldest legal defense and education fund dedicated to advancing the rights of women and girls.

Jan Craps is our Zone President Asia Pacific South. Born in 1977, Mr. Craps is a Belgian citizen and received a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, both in Belgium. Mr. Craps joined InBev in 2002 following two years as an associate consultant with McKinsey & Company and subsequently acquired a range of international experience in a number of senior marketing and sales executive positions in France and Belgium. In 2011, he relocated to Canada to lead AB InBev’s Quebec Sales Region and was then appointed Head of Sales for Canada followed by his appointment as Business Unit President of Canada in 2014.

Michel Doukeris is our Chief Sales Officer. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined our company in 1996 and held sales positions of increasing responsibility before becoming Vice President, Soft Drinks for our Latin America North Zone in 2008. He was appointed President, AB InBev China in January 2010 and Zone President Asia Pacific in January 2013. In January 2017, Mr. Doukeris became our Chief Sales Officer.

Felipe Dutra is our Chief Financial and Technology Officer. Born in 1965, Mr. Dutra is a Brazilian citizen and holds a Degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de Sao Paulo. He joined Ambev in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At Ambev, he held various positions in Treasury and Finance before being appointed General Manager of one of our subsidiaries. Mr. Dutra was appointed Ambev’s Chief Financial

Officer in 1999, our Chief Financial Officer in January 2005 and Global Vice President, Consumer Connections in 2013. In 2014, Mr. Dutra became our Chief Financial and Technology Officer. He is also a member of the Board of Directors of Ambev and of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors.

Pedro Earp is our Chief Disruptive Growth Officer. Born in 1977, he is a Brazilian citizen and holds a Bachelor of Science Degree in Financial Economics from the London School of Economics. Mr. Earp joined us in 2000 as a Global Management Trainee in our Latin America North Zone. In 2002, he became responsible for the Zone’s M&A team and in 2005, he moved to our Global Headquarters in Leuven, Belgium to become Global Director, M&A. Later, he was appointed Vice President, Strategic Planning in Canada in 2006, Global Vice President, Insights and Innovation in 2007, Global Vice President, M&A in 2009 and Vice President, Marketing for the Latin America North Zone in 2013. He was appointed Chief Disruptive Growth Officer in February 2015.

Claudio Garcia is our Chief People Officer. Born in 1968, he is a Brazilian citizen and holds a Degree in Economics from the Universidade Estadual do Rio de Janeiro. Mr. Garcia joined Ambev as a management trainee in 1991 and thereafter held various positions in Finance and Operations before being appointed Information Technology and Shared Services Director in 2002. Mr. Garcia was appointed InBev’s Chief Information and Services Officer in January 2005 and its Chief People and Technology Officer in September 2006. To ensure a greater focus on building the best people pipeline globally, Mr. Garcia was appointed Chief People Officer in 2014, focusing on our People organization globally. This includes the Global Management Trainee Program, Global MBA recruitment, executive education and training and engagement initiatives.

Jean Jereissati is our Zone President Asia Pacific North. Born in 1974, Mr. Jereissati is a Brazilian citizen and earned a Bachelor’s Degree in Business Administration from Fundação Getúlio Vargas in Brazil. Mr. Jereissati joined Ambev in 1998 in the commercial area. Prior to his appointment as AB InBev’s Business Unit President China in 2013, he served as Business Unit President Hispanic Latin America, during which time he led the integration of Cerveceria Nacional Dominicana. Mr. Jereissati also integrated Corona and Modelo Especial into AB InBev’s portfolio in Guatemala.

David Kamenetzky is our Chief Strategy and External Affairs Officer. Born in 1969, he is a Swiss citizen and graduated from the University of St. Gallen, Switzerland, with a lic. oec. (diploma) in finance, accounting and controlling, and from Georgetown University, Washington DC, with a master of science in foreign service. Until September 2016, Mr. Kamenetzky served on the management team of Mars, Incorporated, one of the largest privately held companies and among the top food manufacturers, with responsibilities for corporate strategy, corporate affairs and enterprise wide strategic initiatives. He left Mars after a ten-year tenure and successfully set up his own growth capital fund for disruptive food and beverage companies. Prior to joining Mars, Mr. Kamenetzky worked for Goldman Sachs & Co. in London and Frankfurt. Before going into the private sector, he worked for many years in the not-for-profit world.

Peter Kraemer is our Chief Supply Officer. Born in 1965, he is a U.S. citizen. A fifth-generation Brewmaster and native of St. Louis, Mr. Kraemer holds a Bachelor’s Degree in Chemical Engineering from Purdue University and a Master’s Degree in Business Administration from St. Louis University. He joined AB InBev 27 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Mr. Kraemer became VP, Supply for AB InBev’s North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016.

Mauricio Leyva is our Zone President Middle Americas. Born in 1970, Mr. Leyva is a Colombian citizen and received a Bachelor’s Degree in Business Administration from Universidad de Los Andes in Colombia and an International Management Diploma from ICN Postgraduate Business School, University de Nancy in France. Mr. Leyva joined SABMiller Colombia in January 2005 as Commercial Vice President. His background includes senior roles in Sales and Marketing. In 2009, he was appointed President of SABMiller Honduras and later moved to Peru as the President and CEO. In 2013, he was named Chairman and Managing Director for South Africa.

Carlos Lisboa is our Zone President Latin America South. Born in 1969, Mr. Lisboa is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from FESP, both in Brazil. Mr. Lisboa joined Ambev in 1993 and has built his career in Marketing and Sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev’s Latin American North Zone. Mr. Lisboa then led the International Business Unit in AB InBev’s Latin America South Zone for two years prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands.

Stuart MacFarlane is our Zone President Europe. Born in 1967, he is a citizen of the United Kingdom and received a Degree in Business Studies from Sheffield University in the United Kingdom. He is also a qualified Chartered Management Accountant. He joined our company in 1992 and since then has held senior roles in Finance, Marketing and Sales and was Managing

Director for our company’s business in Ireland. Mr. MacFarlane was appointed President of AB InBev U.K. & Ireland in January 2008, and, in January 2012, became our Zone President Central & Eastern Europe. In January 2014, he was appointed as Zone President, Europe to lead our new single European zone.

Tony Milikin is our Chief Procurement & Sustainability Officer. Born in 1961, he is a U.S. citizen and holds an undergraduate Finance Degree from the University of Florida and an MBA in Marketing from Texas Christian University in Fort Worth, Texas. Mr. Milikin joined us in May 2009 from MeadWestvaco, where he was Vice President, Supply Chain and Chief Purchasing Officer, based in Richmond, Virginia, since 2004. Prior to joining MeadWestvaco, he held various purchasing and supply chain positions with increasing responsibilities at Monsanto and Alcon Laboratories.

Ricardo Moreira is our Zone President Latin America COPEC. Born in 1971, Mr. Moreira is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialization in Management from University of Chicago in the U.S. Mr. Moreira joined Ambev in 1995 and held various positions in Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo. Mr. Moreira was previously AB InBev’s Marketing Vice President for the Mexico Zone.

Miguel Patricio is our Chief Marketing Officer. Born in 1966, he is a Portuguese citizen and holds a Degree in Business Administration from Fundação Getulio Vargas in São Paulo. Prior to joining Ambev in 1998, Mr. Patricio held several senior positions across the Americas at Philip Morris, The Coca-Cola Company and Johnson & Johnson. At Ambev, he was Vice President, Marketing before being appointed Vice President, Marketing of InBev’s North American zone based in Toronto in January 2005. In January 2006, he was promoted to Zone President North America, and in January 2008 he moved to Shanghai to take on the role of Zone President Asia Pacific. He became our Chief Marketing Officer in July 2012.

Bernardo Pinto Paiva is our Zone President Latin America North. Born in 1968, he is a Brazilian citizen and holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Pinto Paiva joined Ambev in 1991 as a management trainee and during his career at our company has held leadership positions in Sales, Supply, Distribution and Finance. He was appointed Zone President, North America in January 2008 and Zone President, Latin America South in January 2009 before becoming Chief Sales Officer in January 2012. Effective 1 January 2015, he became Zone President, Latin America North and CEO of Ambev.

Ricardo Tadeu is our Zone President Africa and Chief Executive Officer of Grupo Modelo. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Law from Harvard Law School in Cambridge, Massachusetts. He joined AB InBev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for our operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the Transaction.

General Information on the Members of the Executive Board of Management

In relation to each of the members of the executive board of management, other than as set out below, we are not aware of (i) any convictions in relation to fraudulent offenses in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any office, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanctions of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

No member of our executive board of management has any conflicts of interests between any duties he/she owes to us and any private interests and/or other duties.

No member of our executive board of management has a family relationship with any director or member of executive management.

Over the five years preceding the date of this Form 20-F, the current members of the executive board of management have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
David Almeida	—	—

Claudio Braz Ferro	Member of the Board of Touch Foundation	—

Carlos Brito

Member of the Board of Trustees and Finance Committee of the Greenwich Academy, Inc.

Member of the Advisory Board of the Tsinghua University School of Economics and Management

Chairman of the CEO Group at the International Alliance for Responsible Drinking (IARD)

Member of the Global Brewers Initiative (GBI)

Advisory Council Member of Stanford Graduate School of Business IAB Council Member of the China Europe International Business School (CEIBS)

João Castro Neves	—	Director of Fundaçao Antonio e Helena Zerrenner

Sabine Chalmers	Director of the Association of Corporate Counsel (ACC), Legal Momentum	—

Jan Craps	—	—

Michel Doukeris	—	—

Felipe Dutra	—	Director of Whitby School

Pedro Earp		Voxus

Claudio Garcia	—	Director of Lojas Americanas

Jean Jereissati	—	—

David Kamenetzky	DKSH Holding	—

Pete Kraemer	—	American Malting and Barley Association

Mauricio Leyva	—	—

Carlos Lisboa	—	—

Stuart MacFarlane	Efes	—

Tony Milikin	—	Director of the Institute of Supply Management and Director of Supply Chain Council

Ricardo Moreira	—	—

Miguel Patricio	—	—

Bernardo Pinto Paiva	Director of Fundaçao Antonio e Helena Zerrenner	—

Ricardo Tadeu	—	—

B. COMPENSATION

Introduction

Our compensation system has been designed and approved to help motivate high performance. The goal is to deliver market-leading compensation, driven by both company and individual performance, and alignment with shareholders’ interests by encouraging ownership of our shares. Our focus is on annual and long-term variable pay, rather than on base salary or fees.

Our compensation system and remuneration policies are identical to those of former AB InBev. Therefore, information or references to plans, policies, decisions and changes regarding the compensation system of former AB InBev that are reported below remain relevant and applicable to our current compensation system.

Share-Based Payment Plans

We currently have three primary, share-based payment plans, namely our long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999 and replaced by the long-term incentive stock option plan for directors (“LTI Stock Option Plan Directors”) in 2014, our share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 (and amended as from 2010) and our long-term incentive stock option plan for executives (“LTI Stock Option Plan Executives”), established in 2009.

In addition, from time to time, we make exceptional grants to our employees and employees of our subsidiaries or grants of shares or options under plans established by us or by certain of our subsidiaries.

LTI Warrant Plan

Before 2014, we regularly issued warrants (droits de souscription/warrants, or rights to subscribe for newly issued shares) under our LTI Warrant Plan for the benefit of our directors and, until 2006, for the benefit of members of our executive board of management and other senior employees.

Each LTI warrant gave its holder the right to subscribe for one newly issued share. Shares subscribed for upon the exercise of LTI warrants were ordinary registered shares of former AB InBev. Holders of such shares had the same rights as any other registered shareholder. The exercise price of LTI warrants was equal to the average price of our shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 (except for 2003) had a duration of ten years. From 2007 onwards (and in 2003), LTI warrants have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years. Except as a result of the death of the holder, LTI warrants may not be transferred. Forfeiture of a warrant occurs in certain circumstances when the holder leaves our employment. At the annual shareholders’ meeting of former AB InBev on 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan were converted into LTI stock options, i.e., the right to purchase existing shares of Anheuser-Busch InBev SA/NV instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remain unchanged.

Since 2007, members of our executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under our Share-Based Compensation Plan and LTI Stock Option Plan Executives. See “—Share-Based Compensation Plan” and “—LTI Stock Option Plan Executives” below. Since 2014, our directors are no longer eligible to receive warrants under the LTI Warrant Plan. Instead, on 30 April 2014, the annual shareholders’ meeting of former AB InBev decided to replace the LTI Warrant Plan with the LTI Stock Option Plan Directors. As a result, grants to our directors now consist of LTI stock options instead of LTI warrants, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares. Grants are made annually at our shareholders’ meeting on a discretionary basis upon recommendation of our Remuneration Committee. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.”

Following the completion of the Transaction on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding LTI stock option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

LTI stock options have an exercise price that is set equal to the market price of our shares at the time of granting, with a maximum lifetime of ten years and an exercise period that starts after five years. The LTI stock options vest after five years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

The table below provides an overview of all of the options outstanding under our LTI Warrant Plan as of 31 December 2016:

LTI Plan	Issue date of Options	Expiry date of options	Number of options granted(1)(2)		Number of options outstanding(1)	Exercise price	Number of options outstanding(1)	Exercise price
					Unadjusted(3)		As adjusted as a result of rights offering(4)
			(in millions)		(in millions)	(in EUR)	(in millions)	(in EUR)
1	29 June 1999	28 June 2009	1.301		0	14.23	0	8.90
2	26 October 1999	25 October 2009	0.046		0	13.76	—	—
3	25 April 2000	24 April 2010	2.425		0	11.64	0	7.28
4	31 October 2000	30 October 2010	0.397		0	25.02	0	15.64
5	13 March 2001	12 March 2011	1.186		0	30.23	0	18.90
6	23 April 2001	22 April 2011	0.343		0	29.74	0	18.59
7	4 September 2001	3 September 2011	0.053		0	28.69	0	17.94
8	11 December 2001	10 December 2011	1.919		0	28.87	0	18.05
9	13 June 2002	12 June 2012	0.245		0	32.70	0	20.44
10	10 December 2002	9 December 2012	3.464		0	21.83	0	13.65
11	29 April 2003	28 April 2008	0.066		0	19.51	—	—
12	27 April 2004	26 April 2014	3.881		0	23.02	0	14.39
13	26 April 2005	25 April 2015	2.544		0	27.08	0	16.93
14	25 April 2006	24 April 2016	0.688		0	38.70	0	24.20
15	24 April 2007	23 April 2012	0.120		0	55.41	—	—
16	29 April 2008	28 April 2013	0.120		0	58.31	—	—
17	28 April 2009	27 April 2014	1.199	(5)	0	21.72	—	—
18	27 April 2010	26 April 2015	0.215		0	37.51	—	—
19	26 April 2011	25 April 2016	0.215		0	40.92	—	—
20	27 April 2012	26 April 2017	0.200		0.140	54.71	—	—
21	24 April 2013	23 April 2018	0.185		0.185	76.20	—	—

	Total		20.812		0.325		0

Notes:

(1)	At the annual shareholders’ meeting of former AB InBev on 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan (see “—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged.
(2)	The number of stock options granted reflects the number of warrants originally granted under the LTI Warrant Plan, plus the number of additional warrants granted to holders of those warrants as a result of the adjustment resulting from the rights offering by former AB InBev in December 2008, as described in more detail below. The number of stock options remaining outstanding from such grants, and their respective exercise prices, are shown separately in the table based on whether or not the relevant warrants, which have subsequently been converted to stock options, were adjusted in connection with the rights offering in December 2008.
(3)	Entries in the “unadjusted” columns reflect the number of stock options outstanding, and the exercise price of such stock options, in each case that were not adjusted as a result of the rights offering in December 2008, as described in more detail below.
(4)	Entries in the “adjusted” columns reflect the adjusted number of stock options outstanding, and the adjusted exercise price of such stock options as a result of the rights offering in December 2008, as described in more detail below.
(5)	984,203 of the 1,199,203 warrants granted on 28 April 2009 were granted to persons whose outstanding warrants were not adjusted as a result of the rights offering by former AB InBev in December 2008 to compensate such persons for the effects of this non-adjustment as described in more detail below.

As of 31 December 2016, the total number of stock options and warrants granted under the LTI Warrant Plan, including the additional warrants granted to compensate for the effects of the December 2008 rights offering, is approximately 20.8 million. As of 31 December 2016, of the 0.325 million outstanding stock options, 0.263 million were vested.

The LTI Warrant Plan terms and conditions provide that, in the event that a corporate change decided by us and having an impact on our capital has an unfavorable effect on the exercise price of the LTI stock options, their exercise price and/or the number of our shares to which they give rights will be adjusted to protect the interests of their holders. The rights offering by former AB InBev in December 2008 constituted such a corporate change and triggered an adjustment. Pursuant to the LTI Warrant Plan terms and conditions, we determined that the most appropriate manner to account for the impact of the rights offering on the unexercised warrants was to apply the “ratio method” as set out in the NYSE Euronext “Liffe’s Harmonised Corporate Action Policy,” pursuant to which both the number of warrants and their exercise price were adjusted on the basis of a (P-E)/P ratio where “E” represented the theoretical value of the December 2008 rights and “P” represented the closing price of our shares on Euronext Brussels on the day immediately preceding the beginning of the relevant rights subscription period. The unexercised warrants were adjusted on 17 December 2008, the day after the closing of the rights offering. Based on the above “ratio method,” we used an adjustment ratio of 0.6252. The adjusted exercise price of the warrants equals the original exercise price multiplied by the adjustment ratio. The adjusted number of warrants equals the original number of warrants divided by the adjustment ratio. In total, 1,615,453 new warrants were granted pursuant to the adjustment.

The adjustment was not applied to warrants owned by persons who were directors of former AB InBev at the time the warrants were granted. In order to compensate such persons, an additional 984,203 warrants were granted under the LTI grant on 28 April 2009, as authorized by the 2009 shareholders’ meeting of former AB InBev. The table above reflects the adjusted exercise price and adjusted number of warrants.

The table below provides an overview of all of the stock options outstanding under our new LTI Stock Option Plan Directors as of 31 December 2016:

Grant date of stock options	Expiry date of stock options	Number of options granted	Number of options outstanding	Exercise price
		(in millions)	(in millions)	(in EUR)
30 April 2014	29 April 2024	0.185	0.185	80.83
29 April 2015	28 April 2025	0.236	0.236	113.10
27 April 2016	27 April 2026	0.236	0.236	113.25

Total		0.657	0.657

As of 31 December 2016, the total number of stock options granted under the LTI Stock Option Plan Directors is 0.657 million. As of 31 December 2016, of the 0.657 million outstanding options, none were vested.

For additional information on the LTI stock options held by members of our Board of Directors and members of our executive board of management, see “—Compensation of Directors and Executives.”

Share-Based Compensation Plan

Since 2006, members of our executive board of management and certain other senior employees are granted variable compensation under our Share-Based Compensation Plan. On 5 March 2010, the general structure of the compensation under the plan was modified.

Share-Based Compensation Plan through 2009

Pursuant to the Share-Based Compensation Plan through 2009, half of each eligible employee’s variable compensation was settled in our shares. These shares must be held for three years (that is, the shares are fully owned by the employee from the date of grant but are subject to a lock-up of three years, and failure to comply with the lock-up results in forfeiture of any matching options granted under the plan as described below).

Through 2009, pursuant to the Share-Based Compensation Plan, eligible employees could elect to receive the other half of their variable compensation in cash or invest all or half of it in our shares. These shares must be held for five years. If an eligible employee voluntarily agreed to defer receiving part of their variable compensation by electing to invest in such shares, they would receive matching options (that is, rights to acquire existing shares) that will become vested after five years, provided that certain pre-defined financial targets are met or exceeded. These targets which required our return on invested capital less our weighted average cost of capital over a period of three to five years to exceed certain pre-agreed thresholds were met for all matching options granted. The number of matching options received was determined based on the proportion of the remaining 50% of the eligible employee’s variable compensation that he invested in such shares. For instance, if an eligible employee invested all of the remaining 50% of his or her variable compensation in our shares, he or she received a number of options equal to 4.6 times the number of shares he or she purchased, based on the gross amount of the variable compensation invested. If the eligible employee instead chose to receive 25% of his or her total variable compensation in cash and invests the remaining 25% in our shares, he or she would receive a number of options equal to 2.3 times the number of shares he or she purchased, based on the gross amount of the variable compensation invested.

The shares granted and purchased under the Share-Based Compensation Plan through 2009 were ordinary registered shares of former AB InBev. Holders of such shares have the same rights as any other registered shareholder, subject, however, to a three-year or five-year lock-up period, as described above.

In addition, the shares granted and purchased under the Share-Based Compensation Plan through 2009 are:

•	entitled to dividends paid as from the date of granting; and

•	granted and purchased at the market price at the time of granting. Nevertheless, our Board of Directors could, at its sole discretion, grant a discount on the market price.

The matching options granted under the Share-Based Compensation Plan have the following features:

•	the exercise price is set equal to the market price of our shares at the time of granting;

•

options have a maximum life of ten years and an exercise period that starts after five years, subject to financial performance conditions to be met at the end of the second, third or fourth year following the granting;

•	upon exercise, each option entitles the option holder to purchase one share; and

•	specific restrictions or forfeiture provisions apply in case the grantee leaves our employment.

Following the completion of the Transaction on 10 October 2016, all rights and obligations attached to the outstanding matching options of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding matching option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

The table below gives an overview of the matching options that were granted under the Share-Based Compensation Plan that were outstanding as of 31 December 2016:

Issue Date	Number of shares granted	Number of matching options granted(3)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
27 April 2006	0.28	0.98	0	24.78	26 April 2016
2 April 2007(1)	0.44	1.42	0.009	33.59	1 April 2017
3 March 2008	0.42	1.66	0.095	34.34	2 March 2018
6 March 2009	0.16	0.40	0.108	20.49	5 March 2019
14 August 2009	1.10	3.76	0.728	27.06	13 August 2019
1 December 2009(2)	—	0.23	0	33.24	26 April 2016
1 December 2009(2)	—	0.39	0	33.24	1 April 2017
1 December 2009(2)	—	0.46	0.004	33.24	2 March 2018
1 December 2009(2)	—	0.02	0	33.24	5 March 2019
5 March 2010	0.28	0.70	0.248	36.52	4 March 2020
30 November 2010(2)	—	0.03	0	42.41	26 April 2016
30 November 2010(2)	—	0.02	0	42.41	1 April 2017
30 November 2010(2)	—	0.02	0.002	42.41	2 March 2018
30 November 2010(2)	—	0.03	0.003	42.41	13 August 2019
30 November 2010(2)	—	0.03	0.025	42.41	4 March 2020
30 November 2011(2)	—	0.01	0	44.00	26 April 2016
30 November 2011(2)	—	0.01	0	44.00	1 April 2017
30 November 2011(2)	—	0.01	0	44.00	2 March 2018
30 November 2011(2)	—	0.01	0	44.00	5 March 2019
30 November 2011(2)	—	0.03	0.002	44.00	13 August 2019
30 November 2011(2)	—	0.01	0	44.00	4 March 2020
25 January 2013(2)	—	0.01	0	67.60	2 March 2018
25 January 2013(2)	—	0.01	0	67.60	13 August 2019
25 January 2013(2)	—	0.01	0	67.60	4 March 2020

Issue Date	Number of shares granted	Number of matching options granted(3)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
15 May 2013(2)	—	0.05	0.049	75.82	2 March 2018
15 May 2013(2)	—	0.04	0.042	75.82	5 March 2019
15 May 2013(2)	—	0.08	0.078	75.82	13 August 2019
15 May 2013(2)	—	0.01	0	75.82	4 March 2020
15 January 2014(2)	—	0.002	0.002	75.29	2 March 2018
15 January 2014(2)	—	0.005	0	75.29	5 March 2019
15 January 2014(2)	—	0.005	0.005	75.29	13 August 2019
15 January 2014(2)	—	0.007	0.007	75.29	4 March 2020
12 June 2014(2)	—	0.006	0.006	83.29	13 August 2019
12 June 2014(2)	—	0.002	0.002	83.29	4 March 2020
1 December 2014(2)	—	0.002	0.002	94.46	4 March 2020
Total	2.68	10.469	1.418

Notes:

(1)	Certain matching options granted in April 2007 have an exercise price of EUR 33.79 (USD 35.62).
(2)	Following the establishment of our New York functional support office, we established a “dividend waiver” program, which aims at encouraging the international mobility of executives while complying with all legal and tax obligations. According to this program, where applicable, the dividend protection feature of the outstanding matching options owned by executives who moved to the United States has been cancelled. In order to compensate for the economic loss resulting from this cancellation, a number of new matching options have been granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options, are identical to the outstanding matching options for which the dividend protection feature was cancelled. The table above includes the new options.
(3)	The Share-Based Compensation Plan terms and conditions provide that, in the event that a corporate change decided by us and having an impact on our capital has an unfavorable effect on the exercise price of the matching options, the exercise price and/or number of our shares to which the options relate will be adjusted to protect the interests of the option holders. The December 2008 rights offering by former AB InBev constituted such a corporate change and triggered an adjustment. Pursuant to the Share-Based Compensation Plan terms and conditions, the unexercised matching options were adjusted in the same manner as the unexercised LTI warrants (see “—LTI Warrant Plan” above), and 1.37 million new matching options were granted in 2008 in connection with this adjustment. The table above reflects the adjusted exercise price and number of options.

As of 31 December 2016, of the 1.418 million outstanding matching options, all were vested.

Share-Based Compensation Plan from 2010

On 5 March 2010, we modified the structure of the Share-Based Compensation Plan for certain executives, including members of our executive board of management and other senior management in our general headquarters. These executives receive their variable compensation in cash but have the choice to invest some or all of the value of their variable compensation in our shares to be held for a five-year period, referred to as voluntary shares. Such voluntary investment leads to a 10% discount to the market price of the shares. Further, we will match such voluntary investment by granting three matching shares for each voluntary share invested, up to a limited total percentage of each executive’s variable compensation. The matching is based on the gross amount of the variable compensation invested. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The Chief Executive Officer and members of our executive board of management currently may take up to a maximum of 60% of their variable compensation with matching shares. The current maximum for executives below the executive board of management is 40% or less. From 1 January 2011, the new plan structure applies to all other senior management.

Voluntary shares are:

•	our existing Ordinary Shares;

•	entitled to dividends paid as from the date of granting;

•	subject to a lock-up period of five years; and

•

granted at market price. The discount is at the discretion of our Board of Directors. Currently, the discount is 10%, which is delivered as restricted stock units subject to specific restrictions or forfeiture provisions in case of termination of service.

Matching shares and discounted shares are granted in the form of restricted stock units which will be vested after five years. In case of termination of service before the vesting date, special forfeiture rules will apply. No performance conditions apply to the vesting of the restricted stock units. However, restricted stock units will only be granted under the double condition that the executive:

•	has earned a bonus, which is subject to the successful achievement of total company, business unit and individual performance targets (performance condition); and

•	has agreed to reinvest all or part of his or her bonus in company shares that are locked up for a five-year period (ownership condition).

Depending on local regulations, the cash element in the variable compensation may be replaced by options which are linked to a stock market index or an investment fund of listed European blue-chip companies.

In accordance with the authorization granted in our bylaws, the variable compensation system deviates from article 520 of the Belgian Company Code, as it allows:

1.	for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, executives are encouraged to invest some or all of their variable compensation in voluntary shares, which are locked up for five years. Such voluntary investment also leads to a grant of matching shares in the form of restricted stock units which only vest after five years, ensuring sustainable long-term performance; and

2.	for the voluntary shares granted under the Share-Based Compensation Plan to vest at their grant, instead of applying a vesting period of a minimum of three years. Nonetheless, as indicated above, the voluntary shares remain locked up for five years. On the other hand, any matching shares that are granted will only vest after five years.

During 2016, former AB InBev issued 0.73 million matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2015 bonus.

Following the completion of the Transaction on 10 October 2016, all rights and obligations attached to the outstanding restricted stock units of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding restricted stock unit giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

LTI Stock Option Plan Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

LTI stock options have the following features:

•	upon exercise, each LTI stock option entitles the option holder to one share. As of 2010, we have also issued LTI stock options entitling the holder to one ADS;

•	an exercise price that is set equal to the market price of our share or our ADS at the time of granting;

•	a maximum lifetime of ten years and an exercise period that starts after five years; and

•	the LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in case of termination of service before the end of the five-year vesting period.

Following the completion of the Transaction on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding LTI stock option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

The table below gives an overview of the LTI stock options on our shares that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2016:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
18 December 2009	1.54	0.71	35.90	17 December 2019
30 November 2010	2.80	1.48	42.41	29 November 2020
30 November 2011	2.85	2.09	44.00	29 November 2021
30 November 2012	2.75	2.37	66.56	29 November 2022
14 December 2012	0.22	0.18	66.88	13 December 2022
2 December 2013	2.48	2.22	75.15	1 December 2023
19 December 2013	0.37	0.33	74.49	18 December 2023
1 December 2014	2.48	2.29	94.46	30 November 2024
17 December 2014	0.53	0.52	88.53	16 December 2024
1 December 2015	1.70	1.56	121.95	30 November 2025
22 December 2015	1.90	1.85	113.00	21 December 2025
1 December 2016	2.32	2.32	98.04	30 November 2026
15 December 2016	0.98	0.98	97.99	14 December 2026

The table below gives an overview of the LTI stock options on our ADS that have been granted under the LTI Stock Option Plan outstanding as of 31 December 2016:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2010	1.23	0.55	56.02	29 November 2020
30 November 2011	1.17	0.85	58.44	29 November 2021
30 November 2012	1.16	0.86	86.43	29 November 2022
14 December 2012	0.17	0.15	87.34	13 December 2022
2 December 2013	1.05	0.81	102.11	1 December 2023
19 December 2013	0.09	0.08	103.39	18 December 2023
1 December 2014	1.04	0.85	116.99	30 November 2024
17 December 2014	0.22	0.19	108.93	16 December 2024
1 December 2015	1.00	0.93	128.46	30 November 2025
22 December 2015	0.14	0.14	123.81	21 December 2025
1 December 2016	1.29	1.29	103.27	30 November 2026

Long-Term Restricted Stock Unit Programs

As of 2010, we have in place three Restricted Stock Unit Programs.

Restricted Stock Units Program: This program allows for the offer of restricted stock units to certain employees in certain specific circumstances. Grants are made at the discretion of our Chief Executive Officer. For example, grants may be made to compensate for assignments of expatriates in countries with difficult living conditions. The characteristics of the restricted stock units are identical to the characteristics of the corresponding share that are granted as part of the Share-Based Compensation Plan. See “—Share-Based Compensation Plan from 2010.” The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. In 2016, 0.38 million restricted stock units were granted under the program to our senior management.

Exceptional Incentive Restricted Stock Units Program: This program allows for the exceptional offer of restricted stock units to certain employees at the discretion of our Remuneration Committee as a long-term retention incentive for our key employees. Employees eligible to receive a grant under the program will receive two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after ten years. In case of termination of service before the vesting date, specific forfeiture rules apply. Beginning in 2017, instead of restricted stock units, stock options may also be granted under this program, with similar vesting and forfeiture rules. In 2016, 0.16 million restricted stock units were granted under the program to our senior management.

Share Purchase Program: This program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level (“People Bet Share Purchase Program”) or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of three matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. In 2016, our employees purchased 0.01 million shares under the program.

Following the completion of the Transaction on 10 October 2016, all rights and obligations attached to the outstanding restricted stock units of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding restricted stock unit giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

Ambev Exchange of Share-Ownership Program

From time to time certain members of Ambev’s senior management are transferred to us and vice versa. In order to encourage management mobility and ensure that the interests of these managers are fully aligned with our interests, our Board has approved a program that aims at facilitating the exchange by these managers of their Ambev shares into our shares. Under the ABI/Ambev Exchange Program, Ambev shares can be exchanged for our shares based on the average share price of both the Ambev shares and our shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares and provided that the manager remains in service during this period.

In total, members of our senior management exchanged 4.4 million Ambev shares for a total of 0.25 million of our shares in 2016 (0.28 million in 2015 and 0.62 million in 2014). The fair value of these transactions amounted to approximately USD 5 million in 2016 (USD 5.90 million in 2015 and USD 12.01 million in 2014).

Programs for Maintaining Consistency of Benefits Granted and for Encouraging Global Mobility of Executives

Two programs aimed at maintaining consistency of benefits granted to executives and encouraging the international mobility of executives while complying with all legal and tax obligations were approved at the annual shareholders’ meeting of former AB InBev on 27 April 2010.
The Exchange Program: Under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant2 and the Options granted under the April 2009 Exceptional Grant3 could be released, e.g., for executives who moved to the United States. These executives were then offered the opportunity to exchange their options against a number of our shares that remain locked up until 31 December 2018.

Because the Series A Options granted under the November 2008 Exceptional Grant and the Options granted under the April 2009 Exceptional Grant vested on 1 January 2014, the Exchange Program is no longer relevant for these options. Instead, the Exchange Program has now become applicable to the Series B Options granted under the November 2008 Exceptional Grant. Under the extended program, executives who are relocated, e.g., to the United States, can elect to exchange their options against a number of our Ordinary Shares that remain locked up until 31 December 2023.

[2]	The Series A Options have a duration of ten years from granting and vested on 1 January 2014. The Series B Options have a duration of 15 years from granting and vest on 1 January 2019. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items), ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 (USD 12.53) or EUR 10.50 (USD 12.75), which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008.
[3]	The options have a duration of ten years from granting and vested on 1 January 2014. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items), ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 21.94 (USD 26.64) or EUR 23.28 (USD 28.26), which corresponds to the fair market value of the shares at the time of the option grant.

In 2016, no exchanges were executed under this program.

Under a variant of this plan, our Board has approved the recommendation of the Remuneration Committee has also approved a variant of the Exchange Program to allow the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for executives who are relocated, e.g., to the United States. The shares that result from the exercise of these options will remain blocked until 31 December 2023. In accordance with this approval, Michel Doukeris, a member of our executive board of management, exercised 0.18 million options in 2016. No other members of the senior management have exercised options under the variant of this program.

The Dividend Waiver Program: The dividend protection feature of the outstanding options, where applicable, owned by executives who move to the United States will be cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options will be granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules, of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned. In 2016, under this program:

•	On 15 December 2016, 0.23 million options were granted to our senior management and have a strike price of EUR 97.99 (USD 103.29), i.e., the closing share price on 14 December 2016.

All other terms and conditions of the options are identical to the outstanding options for which the dividend protection was cancelled.

Upon recommendation of the Remuneration Committee in December 2015, our Board has also approved the early release of vesting conditions of unvested stock options which are vesting within six months of the executive’s relocation. The shares that result from the early exercise of the options must remain locked up until the end of the initial vesting period of the stock options. Under this program, Michel Doukeris, a member of our executive board of management, has exercised 0.05 million options with an exercise price of EUR 44.00 and whose vesting had been accelerated. In 2016, other members of our senior management have exercised approximately 0.01 million stock options whose vesting had been accelerated.

Exceptional Long-Term Incentive Stock Options

2020 Incentive Plan: On 22 December 2015, approximately 4.7 million options were granted to a select group of approximately 65 members of our senior management, who are considered to be instrumental in helping us achieve our ambitious growth target. Each option gives the grantee the right to purchase one existing share. The exercise price of the options is EUR 113.00, which corresponds to the closing share price on the day preceding the grant date.

The options have a duration of ten years from granting and vest after five years. The exercise of the exceptional long-term incentive stock options is subject to a performance test under which we must meet a net revenue target by 2022 at the latest.

No exceptional incentive stock options were granted to members of the executive board of management.

Following the completion of the Transaction on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding LTI stock option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

Integration Incentive Plan: On 15 December 2016, approximately 13.17 million options were granted to a select group of approximately 300 members of the senior management of the company considering the significant contribution that these employees can make to the success of the company and the achievement of integration benefits. In January 2017, certain other options were also granted to senior management under the Integration Incentive Plan.

Each option gives the grantee the right to purchase one existing ordinary AB InBev share. The exercise price of the options is EUR 97.99, which corresponds to the closing share price on the day preceding the grant date.

The options have a duration of ten years from grant and vest on 1 January 2022.

The options only become exercisable provided we meet a performance test. This performance test is based on an EBITDA compounded annual growth rate target and may be complemented by additional country or region specific or function specific targets. 100% of the options will become exercisable if the performance test is achieved by 31 December 2019, 90% of the options will become exercisable if the performance test is achieved by 31 December 2020 and 80% of the options will become exercisable if the performance test is achieved by 31 December 2021. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or the vesting date.

No stock options were granted to members of the executive board of management.

Incentive Plan for SABMiller Employees: On 15 December 2016, approximately 1.32 million options were granted to employees of SABMiller. The grant results from the commitment that we have made under the terms of the Transaction, that we would, for at least one year, preserve the terms and conditions for employment of all employees that remain with the SABMiller Group.

Each option gives the grantee the right to purchase one existing ordinary AB InBev share. The exercise price of the options is EUR 97.99 (USD 103.29), which corresponds to the closing share price on the day preceding the grant date.

The options have a duration of ten years as from granting and vest after three years. Specific forfeiture rules apply if the employee leaves the company before the vesting date.

New Performance Related Incentive Plan for Disruptive Growth Function

In 2016, we implemented a new performance related incentive plan, which substituted the long-term incentive stock option plan for those executives in the Disruptive Growth Function. The Disruptive Growth Function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences, such as brew pubs, and is headed by Pedro Earp, Chief Disruptive Growth Officer.

The new incentive plan, which is inspired by compensation models in technology and start-up businesses, aims at specifically linking compensation to the value creation and success of the disruptive growth business within the AB InBev Group.

Executives are granted performance units whose value depends on the internal rate of return of their business area. The units will vest after five years, provided a performance test is met, which is based on a minimal growth rate of the internal rate of return. At vesting, the performance units may be settled in cash or in our Ordinary Shares. Specific forfeiture rules apply if the executive leaves the AB InBev Group.

In 2016, approximately 2.36 million performance units were granted to senior management under this program. Out of these, 513,861 performance units were granted to Pedro Earp, a member of the executive board of management.

Compensation of Directors and Executives

Unless otherwise specified, all compensation amounts in this section are gross of tax.

Board of Directors

Our directors receive fixed compensation in the form of annual fees and supplemental fees for physical attendance at Board committee meetings or supplemental Board meetings, and variable compensation in the form of LTI stock options. Our Remuneration Committee recommends the level of remuneration for directors, including the Chairman of the Board. These recommendations are subject to approval by our Board and, subsequently, by our shareholders at the annual general meeting. The Remuneration Committee benchmarks directors’ compensation against peer companies. In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the Board committees and the rules for reimbursement of directors’ business-related, out-of-pocket expenses. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.”

Board Compensation in 2016

The base annual fee for our directors in 2016 amounted to EUR 75,000 (USD 83,073) based on attendance at ten Board meetings. The base supplement for each additional physical Board meeting or for each Committee meeting attended amounted to EUR 1,500 (USD 1,661).

The fees received by the Chairman of our Board in 2016 were double the respective base amounts. The Chairman of the Audit Committee was granted fees in 2016 which were 70% higher than the respective base amounts, which is higher than the fixed annual fee for the other directors.

All other directors received the base amount of fees. We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

On 27 April 2016, the annual shareholders’ meeting of former AB InBev granted each director 15,000 LTI stock options. The Chairman of the Board was granted 30,000 LTI stock options and the Chairman of the Audit Committee was granted 25,500 LTI stock options. The LTI stock options have an exercise price of EUR 113.25 per share, which is the closing price of our shares on the day preceding the grant date, i.e., on 26 April 2016. The LTI stock options have a lifetime of ten years and cliff vest after five years, i.e., on 27 April 2021. See “—Share-Based Payment Plans—LTI Warrant Plan” for a description of the LTI Stock Option Plan Directors.

The table below provides an overview of the fixed and variable compensation that our directors received in 2016. The amounts for each director are aggregate amounts comprising both (i) the remuneration received for the exercise of their mandate with the former AB InBev before the completion of the Transaction and (ii) the remuneration received for the exercise of their mandate with us after the completion of the Transaction.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of stock options granted(1)(2)
		(EUR)	(EUR)	(EUR)
Maria Asuncion Aramburuzabala	12	75,000	0	75,000	15,000
Martin J. Barrington (as of 8 October 2016)(3)	2	0	0	0	0
Alexandre Behring	11	75,000	6,000	81,000	15,000
Michele Burns	12	127,500	28,500	156,000	25,500
Paul Cornet de Ways Ruart	9	75,000	0	75,000	15,000
Stéfan Descheemaeker	12	75,000	4,500	79,500	15,000
Grégoire de Spoelberch	13	75,000	6,000	81,000	15,000
Valentin Diez (until 8 October 2016)	8	56,250	0	56,250	15,000
William F. Gifford Jr. (as of 8 October 2016)(3)	2	0	0	0	0
Olivier Goudet	13	150,000	31,500	181,500	30,000
Paulo Lemann	13	75,000	6,000	81,000	15,000
Elio Leoni Sceti	13	75,000	10,500	85,500	15,000
Kasper Rorsted (until 8 October 2016)	5	56,250	7,500	63,750	15,000
Alejandro Santo Domingo (as of 8 October 2016)	2	18,750	0	18,750	0
Carlos Alberto Sicupira	11	75,000	6,000	81,000	15,000
Marcel Herrmann Telles	13	75,000	33,000	108,000	15,000
Alexandre Van Damme	12	75,000	30,000	105,000	15,000

All directors as group	—	1,158,750	169,500	1,328,250	235,500

Notes:

(1)	Stock options were granted under the LTI Stock Option Plan Directors on 27 April 2016. See “—Share-Based Payment Plans—LTI Warrant Plan.” The stock options have an exercise price of EUR 113.25 (USD 119.38) per share, have a term of ten years and cliff vest after five years.
(2)	Following the completion of the Transaction on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding LTI stock option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).
(3)	Mr. Barrington and Mr. Gifford have waived their entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of their mandate.

Stock Options Held by Directors

The table below sets forth, for each of our current directors, the number of LTI stock options they owned as of 31 December 2016(1):

	LTI 24(2)	LTI 23	LTI 22	LTI 21	LTI 20(3)	LTI 19(3)	LTI 1(3)	Total options
Grant date	27 April 2016	29 April 2015	30 April 2014	24 April 2013	25 April 2012	26 April 2011	25 April 2006
Expiry date	26 April 2025	28 April 2025	29 April 2024	23 April 2018	24 April 2017	25 April 2016	24 April 2016
María Asuncion Aramburuzabala	15,000	15,000	0	0	0	0	0	30,000
Martin J. Barrington(4)	0	0	0	0	0	0	0	0
Alexandre Behring	15,000	15,000	0	0	0	0	0	30,000
M. Michele Burns	25,500	0	0	0	0	0	0	25,500
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	15,000	0	0	75,000
Stéfan Descheemaeker	15,000	15,000	15,000	15,000	15,000	0	0	75,000
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	0	0	0	60,000
William F. Gifford, Jr.(4)	0	0	0	0	0	0	0	0
Olivier Goudet	30,000	25,500	20,000	20,000	15,000	0	0	110,500
Paulo Alberto Lemann	15,000	15,000	0	0	0	0	0	30,000
Elio Leoni Sceti	15,000	15,000	0	0	0	0	0	30,000
Alejandro Santo Domingo Dávila	0	0	0	0	0	0	0	0
Carlos Alberto da Veiga Sicupira	15,000	15,000	15,000	15,000	15,000	0	0	75,000
Marcel Herrmann Telles	15,000	15,000	15,000	15,000	15,000	0	0	75,000
Alexandre Van Damme	15,000	15,000	15,000	15,000	0	0	0	60,000

Strike price (EUR)	113.25	113.10	80.83	76.20	54.71	40.92	38.70	—

Notes:

(1)	At the annual shareholders’ meeting of former AB InBev on 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan (see “—Share-Based Payment Plans—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged. Following the completion of the merger between Anheuser-Busch InBev SA/NV (formerly Newbelco) and former AB InBev that took place on 10 October 2016 in the framework of the Transaction, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to Anheuser-Busch InBev (the absorbing company), with each outstanding LTI stock option giving right to one share of Anheuser-Busch InBev (the absorbing company) instead of one share of former AB InBev (the absorbed company).
(2)	Stock options were granted under the LTI Stock Option Plan Directors in April 2016. See “—Share-Based Payment Plans—LTI Warrant Plan.” The stock options have an exercise price of EUR 113.25 (USD 119.38) per share, have a term of ten years and cliff vest after five years.
(3)	In April 2016, Carlos Sicupira and Marcel Telles each exercised 15,000 options of the LTI 19 Series and 8,269 options of the LTI 14 Series, both of which expired in April 2016. In April 2016, Grégoire de Spoelberch exercised 15,000 options of the LTI 20 Series. In December 2016, Alexandre Van Damme exercised 15,000 options of the LTI 20 Series.
(4)	Mr. Barrington and Mr. Gifford have waived their entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of their mandate.

Board Share Ownership

The table below sets forth, as of 15 February 2017, the number of our shares owned by our directors serving in 2016 and year-to-date 2017:

Name	Number of our shares held	% of our outstanding shares
María Asuncion Aramburuzabala	(*)	(*)
Martin J. Barrington	(*)	(*)
Alexandre Behring	(*)	(*)
M. Michele Burns	(*)	(*)
Paul Cornet de Ways Ruart	(*)	(*)
Stéfan Descheemaeker	(*)	(*)
William F. Gifford Jr.	(*)	(*)
Olivier Goudet	(*)	(*)
Paulo Alberto Lemann	(*)	(*)

Name	Number of our shares held	% of our outstanding shares
Elio Leoni Sceti	(*)	(*)
Alejandro Santo Domingo Dávila	(*)	(*)
Grégoire de Spoelberch	(*)	(*)
Marcel Herrmann Telles	(*)	(*)
Alexandre Van Damme	(*)	(*)
Carlos Alberto Sicupira	(*)	(*)

TOTAL	5,683,580	<1%

Notes:

(*)	Each director owns less than 1% of our outstanding shares as of 15 February 2017.

Executive Board of Management

The main elements of our executive remuneration are (i) a fixed base salary, (ii) variable performance-related compensation, (iii) long-term incentive stock options, (iv) post-employment benefits and (v) other compensation.

Figures in this section may differ from the figures in the notes to our consolidated financial statements for the following reasons: (i) figures in this section are figures gross of tax, while figures in the notes to our consolidated financial statements are reported as “cost for the Company”; (ii) the split “short-term employee benefits” vs. “share-based compensation” in the notes to our consolidated financial statements does not necessarily correspond to the split “base salary” vs. “variable compensation” in this section. Short-term employee benefits in the notes to our consolidated financial statements include the base salary and the portion of the variable compensation paid in cash. Share-based compensation includes the portion of the variable compensation paid in shares and certain non-cash elements, such as the fair value of the options granted, which is based on financial pricing models; and (iii) the scope for the reporting is different as the figures in the notes to our consolidated financial statements also contain the remuneration of executives who left during the year, while figures in this section only contain the remuneration of executives who were in service at the end of the reporting year.

Our executive compensation and reward programs are overseen by our Remuneration Committee. It submits recommendations on the compensation of our Chief Executive Officer to the Board for approval. Upon the recommendation of our Chief Executive Officer, the Remuneration Committee also submits recommendations on the compensation of the other members of our executive board of management to our Board for approval. Such submissions to our Board include recommendations on the annual targets and corresponding variable compensation scheme. Further, in certain exceptional circumstances, the Remuneration Committee or its appointed designees may grant limited waivers from lock-up requirements provided that adequate protections are implemented to ensure that the commitment to hold shares remains respected until the original termination date. The Nomination Committee approves our targets and individual annual targets and the Remuneration Committee approves the target achievement and corresponding annual and long-term incentives of members of our executive board of management. See “C. Board Practices—Information about Our Committees—The Remuneration Committee.” The remuneration policy and any schemes that grant shares or rights to acquire shares are submitted to our annual shareholders’ meeting for approval.

Our compensation system is designed to support our high-performance culture and the creation of long-term sustainable value for our shareholders. The goal of the system is to reward executives with market-leading compensation, which is conditional upon both our overall success and individual performance. It ensures alignment with shareholders’ interests by strongly encouraging executive ownership of shares in our company and enables us to attract and retain the industry’s best talent at global levels.

Through our Share-Based Compensation Plan, executives who demonstrate personal financial commitment to us by investing (all or part of) their annual variable compensation in our shares will be rewarded with the potential for significantly higher long-term compensation.

Unless otherwise specified, the information and amounts in this section relate to the members of our executive board of management as of 1 January 2017.

Base Salary

In order to ensure alignment with market practice, base salaries are reviewed against benchmarks on an annual basis. These benchmarks are collated by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of Fast Moving Consumer Goods peer companies (“Peer Group”) is used when available. The Peer Group includes Apple, Coca Cola Enterprises, Procter & Gamble, PepsiCo International and Unilever. If Peer Group data are not available for a given level in certain geographies, data from Fortune 100 companies are used. Our executives’ base salaries are intended to be aligned to mid-market levels for the appropriate market. Mid-market means that for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. Executives’ total compensation is intended to be 10% above the third quartile.

In 2016, based on his employment contract, our Chief Executive Officer earned a fixed salary of EUR 1.48 million (USD 1.64 million). The other members of our executive board of management earned an aggregate base salary of EUR 11.2 million (USD 12.4 million). These amounts are aggregate amounts comprising both (i) the remuneration received with former AB InBev before the completion of the Transaction and (ii) the remuneration received with us after the completion of the Transaction.

Variable Performance-Related Compensation – Share-Based Compensation Plan

The variable performance-related compensation element of remuneration for members of our executive board of management is aimed at rewarding executives for driving our short- and long-term performance.

The target variable compensation is expressed as a percentage of the annual market reference salary applicable to the executive based on Peer Group or other data (as described above).

The effective pay-out of variable compensation is directly correlated with performance, i.e., linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics.

Company and business unit targets aim to achieve a balance of top-line growth and cash-flow generation.

Below a hurdle of achievement for total company and business unit targets, no bonus is earned irrespective of individual target achievement.

In addition, the final individual bonus pay-out percentage also depends on each executive’s personal achievement of his or her individual performance targets. Individual performance targets of the CEO and the executive board of management may consist of financial and non-financial targets, such as sustainability and other elements of corporate social responsibility, as well as compliance- and ethics-related targets. Typical performance measures in this area can relate to employee management, talent pipeline, Better World goals and compliance dashboards, among other metrics that are also important for sustainable financial performance.

Targets achievement is assessed by the Remuneration Committee on the basis of accounting and financial data.

Variable compensation is generally paid annually in arrears after publication of our full-year results. The variable compensation may be paid out semi-annually at the discretion of the Board based on the achievement of semi-annual targets. In such cases, the first half of the variable compensation is paid immediately after publication of the half-year results, and the second half of the variable compensation is paid after publication of the full-year results. In 2015, in order to align the U.S. organization against the delivery of specific targets for this market, the Board decided to apply semi-annual targets which resulted in a semi-annual payment of 50% of the annual incentive in August 2015 and in March 2016, respectively. For 2016, the variable compensation for the executives will be paid in arrears after publication of our full-year results in or around March 2017.

Variable Compensation for Performance in 2016 – Expected to Be Paid in March 2017

For the full year 2016, the Chief Executive Officer earned no variable compensation. The other members of the executive board of management earned aggregate variable compensation of EUR 2.3 million (USD 2.5 million).

The amount of variable compensation is based on our company’s performance during the year 2016 and the executives’ individual target achievements. Because performance targets for 2016 were not met, the Chief Executive Officer and most of his management team received zero variable compensation. The variable compensation is expected to be paid in March 2017. The amounts are aggregate amounts comprising both (i) the variable compensation for performance with former AB InBev before the Transaction and (ii) the variable compensation for performance after the completion of Transaction.

Variable Compensation for Performance in 2015 for Former AB InBev – Paid in March 2016

For the full year 2015, the Chief Executive Officer earned variable compensation of EUR 2.96 million (USD 3.29 million). The other members of the executive board of management earned aggregate variable compensation of EUR 13.19 million (USD 14.67 million). These amounts relate to the members of the executive board of management as of 1 January 2016.

The amount of variable compensation is based on our company’s performance during the year 2015 and the executives’ individual target achievements. The variable compensation was paid in March 2016. No variable compensation was paid to members of the executive board of management in August 2015 for performance in the first half of 2015.

Long-Term Incentive Stock Options

The following table sets forth information regarding the number of stock options granted for performance in 2016 under the 2009 Long-Term Incentive Stock Option Plan to our Chief Executive Officer and the other members of our executive board of management serving in 2016 and year-to-date 2017. See “—Share-Based Payment Plans—LTI Stock Option Plan Executives” above.

The options were granted on 20 January 2017, have an exercise price of EUR 98.85 (USD 104.20) and become exercisable after five years:

Name	Long-Term Incentive options granted(2)
Carlos Brito – CEO	396,266
David Almeida	29,137
Sabine Chalmers	0
Jan Craps (as of 10 October 2016)(1)	0
Michel Doukeris	46,619
Felipe Dutra	125,873
Pedro Earp	0
Luiz Fernando Edmond (until 1 January 2017)	0
Claudio Braz Ferro	0
Marcio Froes (until 1 January 2017)	0
Claudio Garcia	0
Jean Jereissati (as of 1 January 2017)(2)	17,323
David Kamenetzky	0
Peter Kraemer	29,137
Mauricio Leyva (as of 10 October 2016)	19,203
Carlos Lisboa (as of 1 January 2017)(2)	22,616
Stuart MacFarlane	69,929
Tony Milikin	43,705
Ricardo Moreira (as of 10 October 2016)(2)	17,323
João Castro Neves	125,873
Miguel Patricio	69,929
Bernardo Pinto Paiva(1)	0
Ricardo Tadeu	34,964

Notes:

(1)	Bernardo Pinto Paiva, Zone President Latin America North, participated in 2016 in the incentive plans of Ambev S.A. that are disclosed separately by Ambev. Similarly, Jan Craps participated in 2016 in the incentive plans of Ambev S.A. since he was an executive of Labatt, which is a subsidiary of Ambev S.A.
(2)	The options were granted on 1 December 2016, have an exercise price of EUR 98.04 (USD 103.34) and become exercisable after five years.

Programs for Maintaining Consistency of Benefits Granted and for Encouraging Global Mobility of Executives

In 2016, in accordance with the decision of the Remuneration Committee to approve a variant of the Exchange Program and to allow the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for executives who are relocated, e.g., to the United States, Michel Doukeris, a member of the executive board of management, has exercised 0.18 million Series B Options. The shares that resulted from the exercise of these options will remain locked up until 31 December 2023.

None of the members of our executive board of management participated in the Dividend Waiver Program in 2016.

See “—Share-Based Payment Plans” above.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 25 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for further details on our employee benefits.

Our Chief Executive Officer participates in a defined contribution plan. Our annual contribution to his plan amounts to approximately USD 0.24 million. The total amount we had set aside to provide pension, retirement or similar benefits for members of our executive board of management in the aggregate was USD 2 million as of 31 December 2015 and USD 0.4 million as of 31 December 2016. See note 34 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

Other Compensation

We also provide executives with life and medical insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed. In addition to life and medical insurance, our Chief Executive Officer enjoys a schooling allowance in accordance with local market practice for a limited period of time.

Employment Agreements and Termination Arrangements

Terms of hiring of our executive board of management are included in individual employment agreements. Executives are also required to comply with our policies and codes such as the Code of Business Conduct and Code of Dealing and are subject to exclusivity, confidentiality and non-compete obligations.

The employment agreement typically provides that the executive’s eligibility for payment of variable compensation is determined exclusively on the basis of the achievement of corporate and individual targets to be set by us. The specific conditions and modalities of the variable compensation are fixed by us in a separate plan which is approved by the Remuneration Committee.

Termination arrangements are in line with legal requirements and/or jurisprudential practice. The termination arrangements for the members of the executive board of management provide for a termination indemnity of 12 months of remuneration including variable compensation in case of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if we decide to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months.

Carlos Brito was appointed to serve as our Chief Executive Officer starting as of 1 March 2006. In the event of termination of his employment other than on the grounds of serious cause, he is entitled to a termination indemnity of 12 months of remuneration including variable compensation as described above. There is no “claw-back” provision in case of misstated financial statements.

Options Owned by Executives

The table below sets forth the number of LTI stock options and matching options owned by the members of our executive board of management in aggregate as of 31 December 2016 under the LTI Stock Option Plan Executives, the Share-Based Compensation Plans, the 2008 Exceptional Grant and the 2020 Incentive Plan. Our executive board of management does not hold any warrants or stock options relating to our shares under our other incentive plans.

Program(1)	Options held in aggregate by our executive board of management	Strike price (EUR)	Grant date	Expiry date
LTI Stock Option Plan 2009	371,698	35.90	18 December 2009	17 December 2019

Program (1)	Options held in aggregate by our executive board of management	Strike price (EUR)	Grant date	Expiry date
LTI Stock Option Plan 2009	620,719	42.41	30 November 2010	29 November 2020
LTI Stock Option Plan 2009(2)	21,880	56.02	30 November 2010	29 November 2020
LTI Stock Option Plan 2009	742,459	44.00	30 November 2011	29 November 2021
LTI Stock Option Plan 2009(2)	23,257	58.44	30 November 2011	29 November 2021
LTI Stock Option Plan 2009	1,017,909	66.56	30 November 2012	29 November 2022
LTI Stock Option Plan 2009(2)	15,685	86.43	30 November 2012	29 November 2022
LTI Stock Option Plan 2009	843,204	75.15	2 December 2013	1 December 2023
LTI Stock Option Plan 2009(2)	12,893	102.11	2 December 2013	1 December 2023
LTI Stock Option Plan 2009	656,438	94.46	1 December 2014	30 November 2024
LTI Stock Option Plan 2009(2)	11,473	116.99	1 December 2014	30 November 2024
LTI Stock Option Plan 2009	54,160	121.95	1 December 2015	30 November 2025
LTI Stock Option Plan 2009(2)	10,521	128.46	1 December 2015	30 November 2025
LTI Stock Option Plan 2009	1,039,226	113.00	22 December 2015	21 December 2025
LTI Stock Option Plan 2009	57,262	98.04	1 December 2016	30 November 2026
Matching options 2007	0	33.59	2 April 2007	1 April 2017
Matching options 2008	61,974	34.34	3 March 2008	2 March 2018
Matching options 2009	80,765	20.49	6 March 2009	5 March 2019
Matching options 2009	140,106	27.06	14 August 2009	13 August 2019
Matching options 2010	0	36.52	5 March 2010	4 March 2020
November 2008 Exceptional Grant Options Series A	0	10.32	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A	0	10.50	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A – Dividend Waiver 09(3)	0	33.24	1 December 2009	24 November 2018
November 2008 Exceptional Grant Options Series B	722,968	10.50	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B	4,337,809	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(3)	2,291,935	33.24	1 December 2009	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 11(3)	243,901	40.35	11 July 2011	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 13(3)	286,977	75.82	15 May 2013	24 November 2023
Matching options 2007 – Dividend Waiver 09(3)	0	33.24	1 December 2009	1 April 2017
Matching options 2008 – Dividend Waiver 09(3)	0	33.24	1 December 2009	2 March 2018
Matching options 2008 – Dividend Waiver 13(3)	49,468	75.82	15 May 2013	2 March 2018
Matching options 2009 – Dividend Waiver 13(3)	37,131	75.82	15 May 2013	5 March 2019
Matching options 2009 – Dividend Waiver 13(3)	74,869	75.82	15 May 2013	13 August 2019
2020 Incentive Options(4)	286,942	113.00	22 December 2015	21 December 2025

Notes:

(1)	Following the completion of the Transaction on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding LTI stock option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).
(2)	Options granted in form of American Depositary Receipts (strike price is in USD).
(3)	Options granted under the Dividend Waiver Program. See “—Share-Based Payment Plans.”
(4)	Options granted under the 2020 Incentive Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”

Executive Share Ownership

The table below sets forth, as of 15 February 2017, the number of our shares owned by the members of the executive board of management serving in 2016 and year-to-date 2017:

Name	Number of our shares held	% of our outstanding shares
Carlos Brito – CEO	(*)	(*)
David Almeida	(*)	(*)
Sabine Chalmers	(*)	(*)
Jan Craps	(*)	(*)
Michel Doukeris	(*)	(*)
Felipe Dutra	(*)	(*)
Pedro Earp	(*)	(*)
Luiz Fernando Edmond	(*)	(*)
Claudio Braz Ferro	(*)	(*)
Marcio Froes	(*)	(*)
Claudio Garcia	(*)	(*)
Jean Jereissati	(*)	(*)
David Kamenetzky	(*)	(*)
Peter Kraemer	(*)	(*)
Mauricio Leyva	(*)	(*)
Carlos Lisboa	(*)	(*)
Stuart MacFarlane	(*)	(*)
Tony Milikin	(*)	(*)
Ricardo Moreira	(*)	(*)
João Castro Neves	(*)	(*)
Miguel Patricio	(*)	(*)
Bernardo Pinto Paiva	(*)	(*)
Ricardo Tadeu	(*)	(*)
TOTAL	15.3 million	<1%

Notes:

(*)	Each member of our executive board of management serving in 2016 and year-to-date 2017 owns less than 1% of our outstanding shares as of 15 February 2017.

C. BOARD PRACTICES

General

Our directors are appointed by our shareholders’ meeting, which sets their remuneration and term of mandate. Their appointment is published in the Belgian Official Gazette (Moniteur belge). No service contract is concluded between us and our directors with respect to their Board mandate. Our Board also may request a director to carry out a special mandate or assignment. In such case, a special contract may be entered into between us and the respective director. For details of the current directors’ terms of office, see “—A. Directors and Senior Management—Board of Directors.” We do not provide pensions, medical benefits or other benefit programs to directors.

Information about Our Committees

General

Our Board is assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

The existence of the Committees does not affect the responsibility of our Board. Board committees meet to prepare matters for consideration by our Board. By exception to this principle, (i) the Remuneration Committee may make decisions on individual compensation packages, other than with respect to our Chief Executive Officer and our executive board of management (which are submitted to our Board for approval) and on performance against targets, and (ii) the Finance Committee may make decisions on matters specifically delegated to it under our Corporate Governance Charter, in each case without having to refer to an additional Board decision. Each of our Committees operates under typical rules for such committees under Belgian law, including the requirement that a majority of the members must be present for a valid quorum and decisions are taken by a majority of members present.

The Audit Committee

The Audit Committee consists of a minimum of three voting members. The Audit Committee’s Chairman and the Committee members are appointed by the Board from among the non-executive directors. The Chairman of the Audit Committee is not the Chairman of the Board. A majority of the members of our Audit Committee are independent directors according to our Corporate Governance Charter (see “—A. Directors and Senior Management—Board of Directors—Role and Responsibilities, Composition, Structure and Organization”). Each of them is independent under Rule 10A-3 under the Exchange Act.

The Chief Executive Officer, Chief Legal Officer and Chief Financial and Technology Officer are invited to the meetings of the Audit Committee, unless the Chairman or a majority of the members decide to meet in closed session.

The current members of the Audit Committee are M. Michele Burns (Chairman), Michael J. Barrington, Olivier Goudet and Elio Leoni Sceti.

Our Board of Directors has determined that M. Michele Burns and Olivier Goudet are each “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act.

The Audit Committee assists our Board in its responsibility for oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements and environmental and social responsibilities, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and our internal audit function. The Audit Committee is entitled to review information on any point it wishes to verify, and is authorized to acquire such information from any of our employees. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the statutory auditor. It also establishes procedures for confidential complaints regarding questionable accounting or auditing matters. It is also authorized to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It is entitled to call on the resources that will be needed for this task. It is entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve our control processes.

The Audit Committee holds as many meetings as necessary with a minimum of four per year. Paul Cornet de Ways Ruart attends Audit Committee meetings as a non-voting observer.

The Finance Committee

The Finance Committee consists of at least three, but no more than six, members appointed by the Board. The Board appoints a Chairman and, if deemed appropriate, a Vice-Chairman from among the Finance Committee members. The Chief Executive Officer and the Chief Financial and Technology Officer are invited ex officio to the Finance Committee meetings unless explicitly decided otherwise. Other employees are invited on an ad hoc basis as deemed useful.

The current members of the Finance Committee are Alexandre Van Damme (Chairman), Stéfan Descheemaeker, Paulo Alberto Lemann, Alexandre Behring, William F. Gifford Jr. and M. Michele Burns.

The Corporate Governance Charter requires the Finance Committee to meet at least four times a year and as often as deemed necessary by its Chairman or at least two of its members.

The Finance Committee assists the Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, treasury controls, mergers and acquisitions, tax and legal, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

The Remuneration Committee

The Remuneration Committee consists of three members appointed by the Board, all of whom are non-executive directors. The Chairman of the Committee is a representative of the controlling shareholders and the other two members meet the requirements of independence as established in our Corporate Governance Charter and by the Belgian Company Law. The Chairman of our Remuneration Committee would not be considered independent under NYSE rules, and, therefore, our Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of compensation committees. The Chief Executive Officer and the Chief People Officer are invited ex officio to the meetings of the Committee unless explicitly decided otherwise.

The current members of the Remuneration Committee are Marcel Herrmann Telles (Chairman), Olivier Goudet and Elio Leoni Sceti.

The Remuneration Committee meets at least four times a year, and more often if required, and can be convoked by its Chairman or at the request of at least two of its members.

The Remuneration Committee’s principal role is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the Chief Executive Officer and the executive board of management, and on their individual remuneration packages. The Committee ensures that the Chief Executive Officer and members of the executive board of management are incentivized to achieve, and are compensated for, exceptional performance. The Committee also ensures the maintenance and continuous improvement of our company’s compensation policy, which is to be based on meritocracy with a view to aligning the interests of its employees with the interests of all shareholders. In certain exceptional circumstances, the Remuneration Committee or its appointed designees may grant limited waivers from lock-up requirements provided that adequate protections are implemented to ensure that the commitment to hold shares remains respected until the original termination date.

The Nomination Committee

The Nomination Committee consists of five members appointed by the Board. The five members include the Chairman of the Board and the Chairman of the Remuneration Committee. Four of the five Committee members are representatives of the controlling shareholders. These four members of our Nomination Committee would not be considered independent under NYSE rules, and therefore our Nomination Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of nominating committees. The Chief Executive Officer, the Chief People Officer and the Chief Legal Officer are invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The current members of the Nomination Committee are Marcel Herrmann Telles (Chairman), Carlos Alberto Sicupira, Grégoire de Spoelberch, Olivier Goudet and Alexandre Van Damme.

The Nomination Committee’s principal role is to guide the Board succession process. The Committee identifies persons qualified to become Board members and recommends director candidates for nomination by the Board and election at the shareholders’ meeting. The Committee also guides the Board with respect to all its decisions relating to the appointment and retention of key talent within our company.

D. EMPLOYEES

As of 31 December 2016, we employed more than 200,000 people as compared to 150,000 as of 31 December 2015. The increase of 50,000 year-over-year mainly results from the completion of the Transaction.

Overview of Employees per Business Segment

The table below sets out the number of full-time employees at the end of each relevant period in our business segments.

	As of 31 December
	2016(2)	2015(1)	2014(1)
North America	19,314	16,844	15,348
Latin America West	51,418	32,201	32,122
Latin America North	40,416	39,359	38,381
Latin America South	9,571	9,615	9,677
EMEA	43,456	11,749	13,865
Asia Pacific	39,213	40,101	42,727
Global Export and Holding Companies	3,245	2,454	1,910

Total	206,633	152,321	154,029

Notes:

(1)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2015 and 31 December 2014 have been restated to reflect this allocation.
(2)	Following completion of the Transaction, we are consolidating SABMiller and reporting results and volumes of the retained SABMiller operations as of the fourth quarter of 2016.

Employee Compensation and Benefits

To support our culture that recognizes and values results, we offer employees competitive salaries benchmarked to fixed mid-market local salaries, combined with variable incentive schemes based on individual performance and performance of the business entity in which they work. Senior employees above a certain level are eligible for the Share-Based Compensation Plan. See “—B. Compensation—Share-Based Payment Plans—Share-Based Compensation Plan” and “—B. Compensation—Compensation of Directors and Executives—Executive Board of Management.” Depending on local practices, we offer employees and their family members pension plans, life insurance, medical, dental and optical insurance, death-in-service insurance and illness and disability insurance. Some of our countries have tuition reimbursement plans and employee assistance programs.

Labor Unions

Many of our hourly employees across our business segments are represented by unions, with a variety of collective bargaining agreements in place. Generally, relationships between us and the unions that represent our employees are good. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are exposed to labor strikes and disputes that could lead to a negative impact on our costs and production level.”

In Europe, collective bargaining occurs at the local and/or national level in all countries with union representation for our employees. The degree of membership in unions varies from country to country, with a low proportion of membership in the United Kingdom and the Netherlands, and a high proportion of membership in Belgium and Germany. A European Workers Council has been established since 1996 to promote social dialogue and to exchange opinions at a European level.

In Mexico, approximately half of our employees are union members. Our collective bargaining agreements are negotiated and executed separately for each facility or distribution center. They are periodically reviewed with the unions as mandated by Mexican Labor Law (i.e., yearly revisions of salary, benefits and salary revisions every two years).

All of our employees in Brazil are represented by labor unions, but less than 5% of our employees in Brazil are actually members of labor unions. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and us. Collective bargaining agreements are negotiated separately for each facility or distribution center. Our Brazilian collective bargaining agreements have a term of one or two years, and we usually enter into new collective bargaining agreements on or prior to the expiration of the existing agreements.

A majority of our brewery and distribution employees in Canada are represented by labor unions. The number of administrative employees who are members of labor unions is not significant. Salary negotiations are conducted through collective bargaining agreements between the workers’ unions and us. Collective bargaining agreements are generally negotiated separately for each facility or distribution center. Our Canadian collective bargaining agreements have a term of three to seven years, and we generally enter into new collective bargaining agreements on or prior to the expiration of existing agreements.

Our United States organization has approximately 5,100 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters, which expire on 28 February 2019. Approximately 2,100 hourly employees at certain company-owned distributorships and packaging plants also are represented by the Teamsters and other unions, with local bargaining agreements ranging in distribution from three to five years.

E. SHARE OWNERSHIP

For a discussion of the share ownership of our directors and executives, as well as arrangements involving our employees in our capital, see “—B. Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure on 31 December 2016 based on the notifications made to us and to the Belgian Financial Services and Markets Authority (the “FSMA”) by the shareholders specified below in accordance with Article 6 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies or information based on public filings with the SEC.

The first twelve entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of article 3, § 1, 13º of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian Law Directive 2004/109/CE, and (ii) the eleventh and twelfth entities act in concert with the first ten entities within the meaning of article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids) and hold, in aggregate, 847,648,483 of our shares, representing 43.84% of the voting rights attached to our shares outstanding as of 31 December 2016 excluding the 85,540,392 treasury shares held by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. Pursuant to our articles of association, shareholders are required to notify us as soon as the amount of securities held giving voting rights exceeds or falls below a 3% threshold.

Major shareholders	Number of Shares	% of voting rights attached to our outstanding shares held(9)
Holders of Ordinary Shares
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “Stichting”)(1)(2)	663,074,832	34.29%
EPS Participations S.à.R.L, a company incorporated under Luxembourg law, affiliated with Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(3)(5) (“EPS Participations”)	130,257,459	6.74%
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with BRC S.à.R.L (2)(3)(5) (“EPS”)	99,999	0.01%
BRC S.á.R.L., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with EPS(2)(4) (“BRC”)	37,598,236	1.94%
Rayvax Société d’Investissements SA, a company incorporated under Belgian law (“Rayvax”)	484,794	0.03%
Sébastien Holding SA, a company incorporated under Belgian law, affiliated with Rayvax Société d’Investissements SA, its parent company(2)	10	0.00%
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	0	0.00%
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, which controls it	6,997,665	0.36%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0.00%
Fonds Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, which controls it(6)	5,485,415	0.28%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	3,645,605	0.19%

Major shareholders	Number of Shares	% of voting rights attached to our outstanding shares held(9)
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	4,468	0.00%
Holders of Restricted Shares
Altria Group, Inc. (7)	185,115,417	9.57%
BEVCO Lux Sàrl(8)	96,862,718	5.01%

Notes:

(1)	See section “—Controlling Shareholder.” By virtue of their responsibilities as directors of the Stichting, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of our Ordinary Shares held by the Stichting. However, each of these individuals disclaims such beneficial ownership in such capacity.
(2)	See section “—Shareholders’ Arrangements.”
(3)	By virtue of their responsibilities as directors of Eugénie Patri Sébastien (EPS) S.A. and EPS Participations S.à.R.L., Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of our Ordinary Shares held by Eugénie Patri Sébastien (EPS) S.A. and EPS Participations S.à.R.L. However, each of these individuals disclaims such beneficial ownership in such capacity.
(4)	Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira have disclosed to us that they control BRC S.à.R.L. and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our Ordinary Shares held by BRC S.à.R.L. By virtue of their responsibilities as directors of BRC S.à.R.L., Alexandre Behring and Paulo Alberto Lemann may also be deemed, under the rules of the SEC, to be the beneficial owners of our Ordinary Shares held by BRC S.à.R.L. However, Alexandre Behring and Paulo Alberto Lemann disclaim such beneficial ownership in such capacity.
(5)	On 18 December 2013, Eugénie Patri Sébastien (EPS) S.A. contributed to EPS Participations S.à.R.L. its certificates in the Stichting and the shares it held directly in former AB InBev, except for 100,000 shares.
(6)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour SPRL with a social purpose.
(7)	In addition to the Restricted Shares listed above, Altria Group Inc. announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the Transaction, it purchased 11,941,937 Ordinary Shares in the company, thereby increasing its voting control in the company to 10.2%.
(8)	In addition to the Restricted Shares listed above, Bevco Lux Sàrl announced in a notification made on 16 January 2017 in accordance with the Belgian law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company, thereby increasing its aggregate ownership to 5.23% of the total shares with voting rates issued and outstanding as of 16 January 2017.
(9)	Percentages are calculated on the total number of outstanding shares as at 31 December 2016 (2,019,241,973 shares) minus the number of outstanding shares held in treasury by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. as at 31 December 2016 (85,540,392 Ordinary Shares).

Since 10 October 2016 and until 31 December 2016, there have been no significant changes for the first ten entities mentioned in the table above.

U.S. Holders of Record

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2016, we had 560,880,400 registered Ordinary Shares and 325,999,817 registered Restricted Shareholders held by 262 record holders in the United States, representing approximately 208,226,288 million of the voting rights attached to our shares outstanding as of such date. As of 31 December 2016, we also had 114,190,239 ADSs outstanding, each representing one Ordinary Share.

Controlling Shareholder

Our controlling shareholder is the Stichting, a foundation organized under the laws of the Netherlands which represents an important part of the interests of the founding Belgian families of Interbrew (mainly represented by Eugénie Patri Sébastien S.A.) and the interests of the Brazilian families which were previously the controlling shareholders of Ambev (represented by BRC S.à.R.L.).

As of 31 December 2016, the Stichting owned 663,074,832 of our shares, which represented a 34.29% voting interest based on the number of our shares outstanding as of 31 December 2016, excluding the 85,540,392 treasury shares held by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. The Stichting and certain other entities acting in concert (within the meaning of Article 3, 13° of the Belgian Law of 2 May on disclosure of significant holdings in listed companies and/or within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids) with it (see “—Shareholders’ Arrangements” below) held, in the aggregate, 43.84% of our shares based on the number of our shares outstanding on 31 December 2016, excluding the 85,540,392 treasury shares held by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. As of 31 December 2016, BRC S.à.R.L. held 331,537,416 class B Stichting certificates (indirectly representing 17.15% of our shares), Eugénie Patri Sébastien S.A. held one class A Stichting certificate and EPS Participations S.à.R.L. held 331,537,415 class A Stichting certificates (together indirectly representing 17.15% of our shares). The Stichting is governed by its bylaws and its conditions of administration. Shares held by our main shareholders do not entitle such shareholders to different voting rights.

Shareholders’ Arrangements

The 2016 Shareholders’ Agreement

On 11 April 2016, the Stichting, EPS, EPS Participations S.à R.L, BRC and Rayvax entered into an Amended and Restated New Shareholders’ Agreement (the “2016 Shareholders’ Agreement”).

The 2016 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both us and the Stichting, as well as (i) the transfer of the Stichting certificates and (ii) the de-certification and re-certification process for the Shares and the circumstances in which the shares held by the Stichting may be de-certified and/or pledged at the request of BRC, EPS or EPS Participations.

The 2016 Shareholders’ Agreement provides for restrictions on the ability of BRC, EPS or EPS Participations to transfer their Stichting certificates.

Pursuant to the terms of the 2016 Shareholders’ Agreement, BRC and EPS/EPS Participations jointly and equally exercise control over the Stichting and the Shares held by the Stichting. The Stichting is managed by an eight-member board of directors and each of, on the one hand BRC and, on the other hand, EPS and EPS Participations has the right to appoint four directors to the Stichting board of directors. Subject to certain exceptions, at least seven of the eight Stichting directors must be present or represented in order to constitute a quorum of the Stichting board, and any action to be taken by the Stichting board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Stichting with respect to the Shares it holds, including how such shares will be voted at AB InBev’s shareholders’ meetings, will be made by the Stichting board of directors.

The 2016 Shareholders’ Agreement requires the Stichting board of directors to meet prior to each of our shareholders’ meetings to determine how the shares held by the Stichting are to be voted. In addition, prior to each meeting of the board of directors of AB InBev at which certain key matters are considered, the Stichting board of directors will meet to determine how the eight members of the board of directors of AB InBev nominated exclusively by BRC and EPS/EPS Participations should vote.

The 2016 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any other holder of certificates issued by the Stichting, to vote their Shares in the same manner as the Shares held by the Stichting. The parties agree to effect any free transfers of their Shares in an orderly manner of disposal that does not disrupt the market for Shares and in accordance with any conditions established by us to ensure such orderly disposal. In addition, under the 2016 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the 2016 Shareholders’ Agreement, the Stichting board of directors will propose to AB InBev’s shareholders’ meeting nine candidates for appointment to our Board of Directors, among which each of, on the one hand, BRC and, on the other hand, EPS and EPS Participations will have the right to nominate four candidates, and one candidate will be nominated by the Stichting board of directors.

The 2016 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034 and will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, any party to the 2016 Shareholders’ Agreement notifies the others of its intention to terminate the 2016 Shareholders’ Agreement.

The 2016 Shareholders’ Agreement is filed as Exhibit 3.2 to this Form 20-F.

Voting Agreement between the Stichting, Fonds Baillet Latour and Fonds Voorzitter Verhelst

The Stichting entered into a voting agreement, effective 1 November 2015 (the “Fonds Voting Agreement”) with Fonds Baillet Latour and Fonds Voorzitter Verhelst, which replaces in its entirety the voting agreement between the parties dated October 16, 2008, which was due to expire on October 16, 2016 if not renewed.

This agreement provides for consultations between the three bodies before any of our shareholders’ meetings to decide how they will exercise the voting rights attached to our shares. Under this voting agreement, consensus is required for all items that are submitted to the approval of any of our shareholders’ meetings. If the parties fail to reach a consensus, each of Fonds Baillet Latour and Fonds Voorzitter Verhelst will vote their AB InBev shares in the same manner as the Stichting. The Fonds Voting Agreement will expire on November 1, 2034.

The Fonds Voting Agreement is filed at Exhibit 3.1 to this Form 20-F.

Voting Agreement between the Stichting and Restricted Shareholders

Each holder of Restricted Shares representing more than 1% of our total share capital, being Altria and BEVCO, was required, upon completion of the Transaction, to enter into an agreement with the Stichting. Each of Altria and BEVCO entered into the Restricted Shareholder Voting Agreement with the Stichting and us on 8 October 2016 (the “Restricted Shareholder Voting Agreement”), under which:

•

the Stichting is required to exercise the voting rights attached to its Ordinary Shares of AB InBev to give effect to the directors’ appointments principles set out in articles 19 and 20 of our articles of association;

•

each holder of Restricted Shares is required to exercise the voting rights attached to his or her Ordinary Shares and Restricted Shares, as applicable, to give effect to the directors’ appointments principles set out in articles 19 and 20 of our articles of association; and

•

each holder of Restricted Shares is required not to exercise the voting rights attached to his or her Ordinary Shares and Restricted Shares, as applicable, in favor of any resolutions that would be proposed to modify the rights attached to Restricted Shares, unless such resolution has been approved by a qualified majority of the holders of at least 75% of the Restricted Shareholder Voting Shares (as defined in our articles of association).

As of 27 October 2016, Altria held 185,115,417 Restricted Shares and 12,341,937 Ordinary Shares, representing 10.21% of the total shares with voting rights issued and outstanding as of 27 October 2016. As of 16 January 2017, BEVCO held 4,215,794 Ordinary Shares and 96,862,718 Restricted Shares, representing 5.23% of the total shares with voting rights issued and outstanding as of 17 January 2017.

Each of the first twelve entities mentioned in the table appearing under Shareholder Structure have disclaimed beneficial ownership of all of the Restricted Shares and Ordinary Shares, as applicable, held by Altria and BEVCO.

The Restricted Shareholder Voting Agreement is filed as Exhibit 3.3 to this Form 20-F.

B. RELATED PARTY TRANSACTIONS

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities that form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans and guarantees with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which

Anheuser-Busch imports our European brands into the United States, and (v) royalty agreements with affiliated entities, such as our royalty agreement with one of our United Kingdom subsidiaries related to the production and sale of our Stella Artois brand in the United Kingdom. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 34 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2016 and 2015 and for the three years ended 31 December 2016.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

Transactions with Directors and Executive Board of Management Members (Key Management Personnel)

Total compensation of our directors and executive board of management included in our income statement for 2016 set out below can be detailed as follows:

	Year ended 31 December 2016
	Directors	Executive Board of Management
	(USD million)
Short-term employee benefits	2	18
Post-employment benefits	—	—
Other long-term employee benefits	—	—
Share-based payments	3	64

Total	5	82

In addition to short-term employee benefits (primarily salaries), our executive board of management members are entitled to post-employment benefits. More particularly, members of the executive board of management participate in the pension plan of their respective country. See also note 25 “Employee benefits” and note 34 “Related parties” to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016. In addition, key management personnel are eligible for our share-based payment plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 26 “Share-based payments” to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with our company. During 2016, no payments were made to key management personnel except in the transactions listed below.

Deferred Share Entitlements

In a transaction related to the combination with Grupo Modelo, two Grupo Modelo shareholders, María Asuncion Aramburuzabala and Valentín Diez Morodo, purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013. At such time, María Asuncion Aramburuzabala and Valentín Diez Morodo agreed to serve on the Board of Directors for former AB InBev for a term of at least four years. Following the completion of the Transaction, María Asuncion Aramburuzabala was appointed to our Board of Directors with a two year term. They have also agreed to a non-competition provision for three years following the completion of the combination with Grupo Modelo.

Other Transactions

In 2016, our subsidiary Bavaria SA paid approximately 4 billion Colombian pesos (USD 1.34 million) to companies of which Alejandro Santo Domingo Dávila, a member of our Board of Directors, is (i) part of the controlling shareholder group of such companies or (ii) Chairman of the Board of a significant or controlling shareholder of such companies.

In 2015 and 2016, Grupo Modelo paid MXN 67.3 million (USD 4.3 million) and MXN 22.2 million (USD 1.2 million) to a company of which María Asuncion Aramburuzabala, a member of our Board of Directors, is Chairman of the Board. These payments were made for information technology infrastructure services provided by that company to Grupo Modelo in 2015 and 2016.

On 7 April 2014, Valentín Diez Morodo, also a member of our Board of Directors, purchased real estate located in Toluca, Mexico from Modelo Museum of Technology, a non-consolidated, non-profit affiliate of Grupo Modelo, for USD 28 million, a price corresponding to the average of two independent external valuation reports. Mr. Diez has agreed to lease part of the premises back to another affiliate of Grupo Modelo pursuant to a sublease contract entered into in June 2015 at a rate of MXN 6 million (USD 0.4 million) per year. In addition, in 2015, Grupo Modelo entered into a sponsorship agreement with a sports team owned by Mr. Diez. The sponsorship agreement provides for payments of MXN 66.7 million (USD 4.2 million) per year for three years.

Transactions with Significant Shareholders

We have entered into certain agreements with Altria and BEVCO in connection with the Transaction. These agreements are described further under “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SABMiller—Information Rights Agreement,” “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SABMiller —Tax Matters Agreement” and “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SABMiller —Registration Rights Agreement.”

Jointly Controlled Entities

Significant interests we hold in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to us. Aggregate amounts of our interests in such entities are as follows:

As of 31 December 2016
(USD million)
Non-current assets	11
Current assets	5
Non-current liabilities	9
Current liabilities	6
Result from operations	(6)
Profit attributable to equity holders	(7)

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2016
(USD million)
Gross profit	(47)
Current assets	(8)
Current liabilities	20

Our transactions with associates primarily consist of sales to distributors in which we have a non-controlling interest.

Transactions with Pension Plans

Our transactions with pension plans mainly consisted of USD 12 million other income from pension plans in the United States.

Transactions with Government-Related Entities

We have no material transactions with government-related entities.

Ambev Special Goodwill Reserve

As a result of the merger of InBev Brasil into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of the Normative Ruling No. 319/99 of the CVM, the Brazilian Securities Commission. Such amortization will be carried out within the ten years following the merger. As permitted by Normative

Ruling No. 319/99, the Protocol and Justification of the Merger, entered into between us, Ambev and InBev Brasil on 7 July 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized in Ambev for the benefit of us, with the remaining 30% being capitalized in Ambev without the issuance of new shares for the benefit of all shareholders. Since 2005, pursuant to the Protocol and Justification of the Merger, Ambev has carried out, with shareholders’ approval, capital increases through the partial capitalization of the goodwill premium reserve. Accordingly, two wholly owned subsidiaries of Anheuser-Busch InBev (which hold our interest in Ambev) have annually subscribed to Ambev shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalized without issuance of new shares for the benefit of all Ambev shareholders. The Protocol and Justification of the Merger also provides, among other matters, that we shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

In December 2011, Ambev received a tax assessment from the Secretaria da Receita Federal do Brasil related to the goodwill amortization resulting from InBev Brasil’s merger referred to above. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and Its Subsidiaries—Tax Matters—Special Goodwill Reserve” for further information. Effective 21 December 2011, we entered into an agreement with Ambev formalizing the arrangement whereby we shall reimburse Ambev the amount proportional to the benefit received by us pursuant to the merger protocol, as well as the respective costs.

Ambev Stock Swap Merger

On 7 December 2012, Companhia de Bebidas das Américas—Ambev (“Companhia de Bebidas”), a majority-owned subsidiary of AB InBev, announced its intention to propose for deliberation by its shareholders, at an extraordinary general shareholders’ meeting, a corporate restructuring to combine Companhia de Bebidas’s dual-class capital structure comprised of voting common and non-voting preferred shares into a new, single-class capital structure comprised exclusively of voting common shares. The purpose of the proposed corporate restructuring is to simplify Companhia de Bebidas’s corporate structure and improve its corporate governance with a view to increasing liquidity to all Companhia de Bebidas shareholders, eliminating certain administrative, financial and other costs and providing more flexibility for management of Companhia de Bebidas’s capital structure.

The extraordinary general shareholders’ meeting was held on 30 July 2013, and the proposed corporate restructuring was approved. The restructuring has been implemented by means of a stock swap merger under the Brazilian Corporate Law (incorporação de ações) of Companhia de Bebidas with Ambev S.A. As a result of this stock swap merger, Companhia de Bebidas became a wholly owned subsidiary of Ambev S.A. and the Companhia de Bebidas shareholders received five Ambev S.A. common shares in exchange for each Companhia de Bebidas common or preferred share, and holders of ADRs representing common or preferred shares of Companhia de Bebidas received five Ambev S.A. ADRs in exchange for each Companhia de Bebidas ADR.

On 30 October 2013, the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM) granted Ambev S.A.’s registration as a publicly held company and its shares and ADRs began to be traded, respectively, on the BM&FBOVESPA and on the NYSE on 11 November 2013. The shares issued by Companhia de Bebidas have no longer been traded on the traditional segment of BM&FBOVESPA since 8 November 2013.

On 2 January 2014, the Ambev S.A. shareholders approved the merger of Companhia de Bebidas into Ambev S.A. Thereafter, we retained an unchanged 61.9% economic interest in Ambev S.A., which will continue the Companhia de Bebidas operations, and our voting interest in Ambev S.A. was reduced to 61.9%.

Keurig Green Mountain Joint Venture

In December 2016, we entered into an agreement with Keurig Green Mountain, Inc. to establish a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the US and Canadian markets. The transaction, which closed in the first quarter of 2017, includes the contribution of intellectual property and manufacturing assets from Keurig Green Mountain, Inc. Pursuant to the terms of the joint venture agreement, we own 70% of the voting and economic interest in the joint venture and Keurig Green Mountain, Inc. owns 30% and has certain minority protection rights. The chairman of our board, Olivier Goudet, sits on the board of Keurig Green Mountain, Inc. and is a partner in and CEO of JAB Holding Company, which indirectly controls Keurig Green Mountain, Inc. In addition, Alexandre Van Damme and Alejandro Santo Domingo, two members of our board of directors, sit on the board of Keurig Green Mountain, Inc. All three of these directors recused themselves from the deliberation and decision by our board regarding the joint venture.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during a period between 1 January 2015 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

Anheuser-Busch InBev SA/NV

Budweiser Trademark Litigation

We are involved in a long-standing trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. Currently there are approximately 80 cases pending in around 40 jurisdictions. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to our financial position or profitability.

Starbev Litigation

At the time of the 2009 sale of our Central European operations to CVC Capital Partners (“CVC”), we received rights under a Contingent Value Right Agreement (“CVR Agreement”) to a future payment that was contingent on CVC’s return on its initial investments. On 15 June 2012, CVC sold the business to Molson Coors Brewing Company (“Molson Coors”) for an aggregate consideration of EUR 2.65 billion (USD 3.50 billion). We believe that as a result of the sale to Molson Coors, the return earned by CVC triggered our right to a further payment under the CVR Agreement. On 25 October 2012, CVC issued proceedings against us in the English Commercial Court in relation to the CVR Agreement and sought a declaration that the return it received following the sale to Molson Coors did not trigger our right to payment. We served our defense and counterclaim on 19 December 2012. In April 2014, the English Commercial Court ruled in favor of us and found that CVC had breached certain contractual obligations under the CVR Agreement. Under the CVR Agreement, we received approximately EUR 32 million (USD 42 million) in 2013 and EUR 143 million (USD 192 million) in 2014 from CVC. In May 2016, the English Court of Appeal dismissed an appeal relating to the Commercial Court’s April 2014 judgment. No further appeals were filed and the matter is closed.

Investigations Inquiring into Indian Operations

We have previously reported that the SEC and the U.S. Department of Justice informed us that they were conducting investigations into our current and former affiliates in India, including a non-consolidated Indian joint venture that we exited in 2015, AB InBev India Private Limited, and whether certain relationships of agents and employees were compliant with the FCPA. We cooperated in the SEC and the U.S. Department of Justice investigations. On 8 June 2016, the U.S. Department of Justice notified us that it was closing its investigation and would not be pursuing enforcement action in this matter. On 28 September 2016, we entered into a settlement agreement with the SEC, pursuant to which we agreed to pay an aggregate amount (including disgorgement and penalties) of USD 6 million and assume certain ongoing reporting and cooperation obligations.

Alcohol-by-Volume Litigation

In the first quarter of 2013, nine lawsuits were filed against us relating to the alcohol-by-volume in several of our beer brands. Eight of these lawsuits were filed in federal courts located in California, Colorado, New Jersey, Ohio, Pennsylvania and Texas. The ninth was filed in state court in Missouri. The lawsuits generally allege that such products contain lower alcohol-by-volume levels than what is stated on the labels, in violation of various federal and state laws. In June 2013, the lawsuits in federal courts were consolidated into a multi-district litigation in Ohio. In June 2014, the lawsuits in federal courts were dismissed with prejudice. Plaintiffs appealed the ruling to the U.S. Court of Appeals for the Sixth Circuit, which affirmed the dismissal in March 2016. The dismissal is now final. Following the Sixth Circuit ruling, the Missouri state case, which was stayed pending appeal, was also dismissed. All nine lawsuits are now concluded.

Belgian Tax Matters

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities must now determine which companies have benefitted from the system and the precise amounts of incompatible aid to be recovered from each company. We had a Belgian excess profit ruling, but Belgium has not yet formally required any recovery. In addition, the European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by us on 12 July 2016. The appeals do not suspend the recovery process, and we cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to us, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carry-forwards could eventually partly or fully offset amounts subject to recovery, if any, we have not recorded any provisions in connection therewith as of 31 December 2016.

Antitrust Matters

European Commission Antitrust Investigation

On 30 June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev through certain practices aimed at restricting trade from other European Union member states to Belgium. The fact that an investigation has been initiated does not mean that the European Commission has concluded that there is an infringement. We are fully cooperating with the investigation. It is not possible to indicate how long the investigation will take or what the outcome will be and no provision has been made in connection therewith. There is no connection between this investigation and the Transaction.

German Antitrust Investigation

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anti-competitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. On 18 June 2015 and on 9 May 2016, the Bundeskartellamt announced that it partially concluded these proceedings and issued fines against a number of German retailers. On 13 December 2016, the investigation of the Bundeskartellamt was closed. Due to our cooperation with the Bundeskartellamt, we received full immunity from fines, which was confirmed by the Bundeskartellamt by a letter dated 13 December 2016.

Grupo Modelo Transaction

Under the Hart-Scott-Rodino Act, before the combination with Grupo Modelo could be completed, Grupo Modelo and we were each required to file a notification and report form and to wait until the applicable waiting period had expired or been terminated. In July 2012, we and Grupo Modelo filed notification and report forms under the Hart-Scott-Rodino Act with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice. The initial 30-day waiting period was extended on 17 August 2012 for a period of time necessary for us and Grupo Modelo to respond to requests for additional information we and Grupo Modelo received from the U.S. Department of Justice, plus an additional 30 days for the relevant U.S. authorities to review after both parties substantially complied with the requests.

On 31 January 2013, the U.S. Department of Justice filed suit in the U.S. District Court for the District of Columbia challenging the proposed combination with Grupo Modelo and seeking an injunction to block the transaction.

Thereafter, on 19 April 2013, we announced that, together with Grupo Modelo and Constellation Brands, Inc., we had reached a final settlement agreement with the U.S. Department of Justice. The terms of the settlement were substantially in line with the revised transaction announced on 14 February 2013, and included binding commitments to the revised transaction, designed to ensure a prompt divestiture of assets by us to Constellation Brands, Inc. and the necessary build-out of the Piedras Negras brewery by Constellation Brands, Inc., as well as certain distribution guarantees for Constellation Brands, Inc. in the 50 states of the United States, the District of Columbia and Guam. For more information on the settlement agreement, see “Item 10—C. Material Contracts—Grupo Modelo Settlement Agreement.”

SABMiller Transaction

On 20 July 2016, the U.S. Department of Justice filed an antitrust action in the U.S. federal district court in the District of Columbia, seeking to enjoin the Transaction. On the same date, we announced that we had entered into a consent decree with the U.S. Department of Justice, which cleared the way for United States approval of the Transaction. For more information on the terms of the consent decree, see “Item 10. Additional Information—Material Contracts—Material Contracts Related to the Acquisition of SABMiller—U.S. Department of Justice Consent Decree.”

Ambev and Its Subsidiaries

Cerveceria Bucanero Trademark Claim

In 2009, we received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Cerveceria Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by us through our ownership and management of this company. Although we have attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

Tax Matters

ICMS Value-Added Tax, IPI Excise Tax and Taxes on Net Sales

Ambev has been party to legal proceedings with the state of Rio de Janeiro where it is challenging such State’s attempt to assess Imposto Sobre Operações Relativas à Circulação de Mercadorias e Servicos de Transporte Interestadual dè Intermunicipal e de Comunicações (“ICMS”) value-added tax with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In 2015, these proceedings were before the Brazilian Superior Court of Justice and the Brazilian Supreme Court (Supremo Tribunal Federal). In October 2015 and January 2016, Ambev paid the amounts related to the state of Rio de Janeiro’s proceedings with discounts under an incentive tax payment program granted by that state in the total amount of R$271 million (USD 78 million). In 2013, 2014 and 2015, we received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion. Ambev management estimates the amount involved in these proceedings to be approximately R$559.5 million (USD 172 million) as of 31 December 2016 (which reflects the payments made in October 2015 and January 2016), which is classified as a possible loss and, therefore, for which no provision has been made.

Goods manufactured within the Manaus Free Trade Zone (“ZFM”) intended for remittance elsewhere in Brazil are exempt from the Brazilian Imposto Sobre Produtos Industrializados (“IPI”) excise tax. Ambev has been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured in the Manaus Free Trade Zone. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian federal tax authorities relating to the disallowance of such presumed tax credits, which are under discussion before the Brazilian Supreme Court. Ambev management estimates the possible losses in relation to these assessments to be R$2.0 billion (USD 610 million) as of 31 December 2016. Ambev has not recorded any provision in connection with these assessments.

In addition, over the years, Ambev has received tax assessments from the Brazilian federal tax authorities charging federal taxes that they considered unduly offset with the disallowed IPI excise tax credits which are under discussion in the other proceedings. Ambev is currently challenging those charges in the courts. Ambev management estimates the possible losses related to these assessments to be approximately R$735.5 million (USD 226 million) as of 31 December 2016.

In 2014, Ambev received tax assessments from the Brazilian federal tax authorities relating to IPI excise tax, associated with remittances of manufactured goods to other related factories. Ambev management estimates the possible losses related to these assessments to be approximately R$1.5 billion (USD 460 million) as of 31 December 2016.

In June 2015, Ambev received a tax assessment issued by the State of Pernambuco, relating to ICMS value-added tax differences, based on alleged non-compliance with a state tax incentive agreement, PRODEPE, related to February 2014. In 2015,

Ambev was notified of new tax assessments related to the same matter. In March 2016, Ambev achieved a partial victory relating to one of the tax assessments, where the respective fine was definitively annulled by the administrative court. Ambev management estimates the possible losses related to this matter to be approximately R$ 404.1 million (USD 124 million) as of 31 December 2016. Ambev has recorded provisions in the total amount of R$2.6 million (USD 0.8 million) in relation to the proceedings for which Ambev considers the chances of loss to be probable, considering specific procedural issues.

Over the years, Ambev has received tax assessments relating to ICMS value-added tax differences that some Brazilian states consider due in the tax substitution system in cases where the price of certain products sold by a factory reached levels close to or above the price table basis established by such states. Ambev is currently challenging those charges before the courts. In 2015, Ambev received new tax assessments related to the same issue, in the amount of approximately R$332 million (USD 102 million). In August 2016, Ambev received a new assessment, issued by the State of Minas Gerais, in the amount of R$1.4 billion, regarding the same matter (USD 430 million). Considering this new assessment and others received in 2016, Ambev management estimates the amount related to this issue to be approximately R$4.5 billion (USD 1.4 billion) as of 31 December 2016, classified as a possible loss and, therefore, for which we have made no provision. We have recorded provisions in the total amount of R$1.7 million (USD 0.5 million) for proceedings where we consider the chances of loss to be probable, considering specific procedural issues.

State Tax Incentives of the National Council on Fiscal Policy (Conselho Nacional de Política Fazendária or “CONFAZ”)

Many states in Brazil offer tax incentive programs to attract investments to their regions, pursuant to the rules of the CONFAZ, a council formed by the Treasury Secretaries from each of the 27 Brazilian states. Ambev participates in ICMS value-added tax credit programs offered by various Brazilian states which provide (i) tax credits to offset ICMS value-added tax payables and (ii) ICMS value-added tax deferrals. In return, Ambev is required to meet certain operational requirements, including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the relevant state governments.

There is a controversy regarding whether these benefits are constitutional when granted without the prior approval of every Brazilian state participating in the CONFAZ. Some states and public prosecutors have filed direct actions of unconstitutionality (Ação Direta de Inconstitucionalidade) before the Brazilian Supreme Court to challenge the constitutionality of certain state laws granting tax incentive programs unilaterally, without the prior approval of the CONFAZ.

Since 2007, Ambev has received tax assessments from the states of São Paulo, Rio de Janeiro, Minas Gerais and other states in the aggregate amount of R$1.8 billion (USD 550 million) as of 31 December 2016, challenging the legality of tax credits arising from existing tax incentives received by Ambev in other states. Ambev has treated these proceedings as a possible (but not probable) loss. Such estimate is based on Ambev management assessments, but should Ambev lose such proceedings, the expected net impact on its income statement would be an expense for this amount. Moreover, Ambev cannot rule out the possibility of other Brazilian states issuing similar tax assessments relating to other of Ambev’s state tax incentives. In 2011, the Brazilian Supreme Court ruled 14 Brazilian state laws granting tax incentives without the prior approval of the CONFAZ to be unconstitutional, including one granting incentives to Ambev in the federal district, which Ambev has ceased to benefit from since such decision. In a meeting held on 30 September 2011, the CONFAZ issued a resolution suspending the right of the states to claim the return of the tax incentives incurred by the beneficiaries of the state laws declared unconstitutional. There are a number of other lawsuits before the Brazilian Supreme Court challenging the constitutionality of incentives laws offered by some states without the prior approval of the CONFAZ, which may impact Ambev’s state tax incentives.

In 2012, the Brazilian Supreme Court issued a binding precedent proposal (Proposta de Súmula Vinculante No. 69/2012), which would automatically declare as unconstitutional all tax incentives granted without prior unanimous approval of the CONFAZ. In order to become effective, such proposal must be approved by two-thirds of the members of the Brazilian Supreme Court. Ambev does not expect that the Brazilian Supreme Court will vote on this matter before the Brazilian Congress votes a bill of law aimed at regulating this issue. There are currently a number of different proposals before the Brazilian Congress, which generally provide for (i) existing tax incentives to be grandfathered for a number of years; (ii) new tax incentives to be approved by a majority of the Brazilian states (rather than unanimously); and (iii) a reduction on interstate ICMS value-added taxes in order to decrease the effect of tax benefits on interstate transactions. However, no assurance can be given that the Brazilian Supreme Court will not vote on the binding precedent proposal before the matter is ultimately legislated by the Brazilian Congress. It is also unclear whether the Supreme Court decision would forgive the already availed incentives or establish a transition period.

Ambev Profits Generated Abroad

During the first quarter of 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits obtained by its subsidiaries domiciled outside Brazil. In December 2008, the Administrative Tax Court

rendered a decision on one of these tax assessments relating to Ambev’s foreign profits. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of Administrative Tax Court, which, in March 2017, rendered a decision fully against us. With respect to another of the tax assessments relating to foreign profits, the Administrative Tax Court rendered a decision favorable to Ambev in September 2011. Ambev received two new tax assessments related to this matter in December 2013 and December 2016. As of 31 December 2016, Ambev estimated its exposure to possible losses in relation to these assessments to be R$4.9 billion (USD 1.5 billion) as of 31 December 2016 and its exposure to probable losses to be R$42 million (USD 13 million), for which Ambev has recorded a provision in the corresponding amount. The recent Administrative decision does not change the likelihood of loss.

Brazilian Income Tax – Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carryforwards arising in the context of business combinations. In February 2016, Ambev was notified of the end of the administrative phase, and, consequently, Ambev filed lawsuits on the matter. In September 2016, Ambev received a favorable court decision. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately R$0.5 billion (USD 0.2 billion) as of 31 December 2016. Ambev has not recorded any provision in connection with these disputes.

Special Goodwill Reserve

In December 2011, Ambev received a tax assessment from the Brazilian federal tax authorities related to the goodwill amortization resulting from InBev Brasil’s merger with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” In June 2012, Ambev filed an appeal against the unfavorable first-level administrative decision. In November 2014, the Lower Administrative Tax Court concluded the judgment. The decision was partially favorable, and Ambev presented a motion to clarify the decision of the Lower Administrative Tax Court to the Upper House of the Administrative Tax Court in September 2016. Ambev is currently waiting for the clarified decision. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization from 2011 to 2013, related to InBev Brasil’s merger with Ambev. Ambev has not recorded any provisions for this matter and its management estimates possible losses in relation to this assessment to be approximately R$7.8 billion (USD 2.4 billion) as of 31 December 2016. In the event that Ambev is required to pay these amounts, we will reimburse Ambev in the amount proportional to the benefit received by us pursuant to the merger protocol, as well as related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associate Holding into Ambev. Ambev filed its defense in November 2013, and in November 2014, the Lower Administrative Tax Court published a decision unfavorable to Ambev. Ambev filed an appeal on 2 December 2014 and has been awaiting the decision of the Appeals Administrative Tax Court. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.5 billion (USD 460 million) as of 31 December 2016. Ambev has not recorded any provision in connection with this assessment.

Disallowance of Expenses and Deductibility of Losses

In December 2014, Ambev received a tax assessment from the Brazilian federal tax authorities related to disallowance of alleged non-deductible expenses and certain loss deductions mainly associated with financial investments and loans. Ambev’s defense was presented on 28 January 2015. In July 2016, Ambev was notified of the unfavorable decision of the Lower Administrative Tax Court and filed an appeal to the Upper Administrative Court.

In December 2015 and December 2016, Ambev also received two new tax assessments related to the same matter. Ambev estimates its exposure to possible losses in relation to these assessments to be approximately R$5.6 billion (USD 1.7 billion) as of 31 December 2016, Ambev has not recorded any provision in connection with these assessments.

Disallowance of Taxes Paid Abroad

Between 2014 and 2016, Ambev received tax assessments from the Brazilian federal tax authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Tax Court is still pending. As of 31 December 2016, Ambev management estimated the exposure of approximately R$2.8 billion (USD 860 million) as a possible risk, and accordingly Ambev has not recorded a provision for such amount, and estimated approximately R$194 million (USD 60 million) as a probable loss for which Ambev has recorded a provision in the same amount.

Presumed Profit

In April 2016, Arosuco, a subsidiary of Ambev, received a tax assessment regarding the use of the presumed profit method for the calculation of income tax and the social contribution on net profit instead of the real profit method. Arosuco has filed a defense and is awaiting the decision of the Lower Administrative Tax Court. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately R$569.6 million (USD 175 million) as of 31 December 2016. Arosuco has not recorded any provision in connection therewith.

In December 2016, CRBS, a subsidiary of Ambev, received a tax assessment regarding the same matter. CRBS has filed a defense and is awaiting the decision of the Lower Administrative Tax Court. CRBS estimates that the possible losses related to this matter are approximately R$3.6 billion (USD 1.1 billion).

Social Contributions

In December 2015, Ambev received a tax assessment issued by the Brazilian federal tax authorities relating to amounts allegedly due under Integration Program/Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers in the first quarter of 2011. In 2016, Ambev received new assessments related to the same issue for subsequent periods. Ambev management estimates the possible losses related to these assessments to be approximately R$1.45 billion (USD 0.5 billion) as of 31 December 2016. Ambev filed defenses against these assessments and currently awaits judgment. No related provision has been made.

Labor Matters

Ambev is involved in more than 25,000 labor claims. Most of the labor claims facing Ambev relate to its Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of 31 December 2016, Ambev has made provisions totaling R$165.7 million (USD 51 million) in connection with the above labor claims involving former, current and outsourced employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

Civil Claims

As of 31 December 2016, Ambev was involved in more than 7,800 civil claims pending, including third-party distributors and product-related claims. Ambev has established provisions totaling R$43.9 million (USD 12 million) reflecting applicable adjustments, such as accrued interest, as of 31 December 2016 in connection with civil claims.

Subscription Warrants

In 2002, Ambev decided to request a ruling from the CVM (Comissao de Valores Mobiliarios, the Securities and Exchange Commission of Brazil) in connection with a dispute between Ambev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain Ambev warrants. In March and April 2003, the CVM ruled that the criteria used by Ambev to calculate the strike price were correct. In response to the CVM’s final decision and seeking to reverse it, some of the warrant holders filed separate lawsuits before the courts of São Paulo and Rio de Janeiro.

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by Ambev under its then-existing stock ownership program, as well as for the strike price of other warrants issued in 1993 by Brahma.

Ambev has knowledge of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. One of these cases was settled. Two of them were ruled favorably to Ambev by the appellate court of the State of São Paulo. Both decisions were confirmed by the Superior Court of Justice. The plaintiffs have appealed to the Special Court of the Superior Court of Justice and such appeals are pending. Of the four other claims, Ambev received a favorable ruling in one claim by a first level court in Rio de Janeiro, and the appellate court of the state of Rio de Janeiro ruled against Ambev in another three claims. Ambev has appealed to the Brazilian Superior Court of Justice with respect to the final decisions issued by the appellate court of the State of Rio de Janeiro. In 2016, Ambev received a favorable ruling in one such appeal, to which the plaintiff filed a further appeal, which is currently pending judgment. In the beginning of 2017, the Supreme Court of Justice ruled two other appeals favorable to Ambev, but the plaintiffs may appeal such decision to the Special Court. The remaining appeal is still pending final disposition.

The warrant holders of both claims that were denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice. The Superior Court of Justice decided in favor of Ambev on both claims, although the decisions are subject to appeal. In the event the plaintiffs prevail in the above six pending proceedings, Ambev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they were issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. Ambev believes that the warrants that are the object of those six proceedings represented, on 31 December 2016, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should the claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$761.7 million (USD 234 million) as of 31 December 2016.

Ambev believes, based on its management assessments, that its chances of receiving unfavorable final decisions in this matter are either possible or remote, and, therefore, it has not established a provision for this litigation in its audited consolidated financial statements. As these disputes are based on whether Ambev should receive as a subscription price a lower price than the price that it considers correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

Environmental Matters

Riachuelo

In 2004, an environmental complaint was initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the city of Buenos Aires and more than 40 corporate entities (including Ambev’s subsidiary, Cerveceria y Malteria Quilmes S.A.) with premises located in the Riachuelo Basin or that discharge their waste into the Riachuelo River. In this complaint, the Argentine Supreme Court of Justice ruled that the State of Argentina, the Province of Buenos Aires and the city of Buenos Aires remain primarily responsible for the remediation of the environment, and further resolved that the Riachuelo Basin Authority, an environmental authority created in 2006 pursuant to the Argentine Law No. 26, 168, would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin. The Argentine Supreme Court of Justice also decided that any claim on damages should be initiated before a civil court. No further claims have been initiated against Cerveceria y Malteria Quilmes S.A.

Lawsuit Against the Brazilian Beer Industry

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (USD 860 million) (of which approximately R$2.1 billion (USD 640 million) are claimed against Ambev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, cause damage to society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 860 million), therefore doubling the initial amount involved. The court has admitted the association as joint plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the lower court judge dismissed the case in May 2016, rejecting all claims filed by the Federal Prosecutor’s Office.

The Federal Prosecutor’s Office has appealed to the Federal Court, but Ambev believes, based on management assessments, that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim.

Class Action Canada (Brewers Retail Inc. Litigation)

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS; and (iii) damages for unjust enrichment.

As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding CAD $1.4 billion (USD 1.0 billion), as well as punitive, exemplary and aggravated damages of CAD $5 million (USD 3.7 million) and changes/repeals of the affected legislation. Ambev has not recorded any provision in connection therewith. A motion for summary judgment has been filed by the defendants and should be heard in the fourth quarter of 2017. The class certification and trial on the merits is not expected to be held before 2018.

Anheuser-Busch

Dispositions Pension Litigation

On 1 December 2009, Anheuser-Busch InBev SA/NV, Anheuser-Busch Companies, LLC and the Anheuser-Busch Companies Pension Plan were sued in the United States District Court for the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. Anheuser-Busch InBev SA/NV, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to certify a class action and represent certain employees of any other subsidiary of Anheuser-Busch Companies, LLC that has been divested or may be divested during the three-year period from the date of the Anheuser-Busch acquisition, 18 November 2008 through 17 November 2011. Among other things, the lawsuit claimed that we failed to provide him and the other class members (if certified) with certain enhanced benefits, and breached our fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. On 16 July 2010, the court dismissed plaintiff’s lawsuit. The court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The court also found that the plaintiff did not exhaust all of his administrative remedies, which he must first do before filing a lawsuit. On 9 August 2010, the plaintiff filed an appeal of this decision to the Eighth Circuit Court of Appeals, which was denied on 22 July 2011. No further appeals were filed.

On 15 September 2010, Anheuser-Busch InBev SA/NV and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev, et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, LLC that had been divested during the period of 18 November 2008 through 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit, namely, that by failing to provide plaintiffs with these enhanced benefits, we breached our fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. We filed a Motion to Dismiss and obtained dismissal of the breach of fiduciary duty claims in April 2011, leaving only the claims for benefits remaining. On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested Metal Container Corporation operations. On 9 January 2013, the Court granted our Motion for Judgment on the Administrative Record. The plaintiffs appealed the decision on 5 February 2013. On 11 July 2014, the Sixth Circuit Court of Appeals reversed the lower court and remanded the case for judgment. On 16 September 2014, our Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the district court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefits to members of the certified class. We believe the total amount of the enhanced benefits is approximately USD 8 million.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. On 11 March 2013 the court consolidated the case with the Knowlton case mentioned below. A three-count consolidated complaint was filed on 19 April 2013. On 30 October 2013, the court dismissed Counts II and III, including the breach of fiduciary claims, but granted plaintiff leave to amend. On 19 November 2013, the plaintiff filed an amended Count III. We filed an Answer to amended Count III on 30 May 2014. On 16 May 2014, the Court granted the plaintiff’s class certification motion on Count I, which certified a class of divested employees of Busch Entertainment Corporation.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plan Administrative Committee by Brian Knowlton and several other former Busch Entertainment Corporation Employees in the Southern District of California. Like the other lawsuits, the Knowlton case claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excluded the divested Metal Container Corporation facilities that were included in the Adams class action. On 11 March 2013 the court consolidated the case with the Anderson matter. On 30 October 2013, the court dismissed Counts II and III of the Consolidated Complaint, including the breach of fiduciary claims, but granted plaintiff leave to amend. On 19 November 2013, the plaintiff filed an amended Count III, which was answered. On 16 May 2014, the Court granted plaintiffs’ request for class certification, which certified a class of divested employees of Busch Entertainment Corporation. On 8 July 2015, the Court granted plaintiffs’ Motion for Judgment on the Pleadings, which was based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On 9 October 2015, the Court issued a final, appealable order, as well as a stay pending appeal. On 22 February 2017, the Eighth Circuit Court of Appeals affirmed the lower court’s decision awarding enhanced pension benefits to the class of divested employees of Busch Entertainment Corporation, but remanded the case to the lower court and in so doing asked the lower court to reconsider whether plaintiffs were entitled to a judgment containing the specific benefits owed. We believe that the total amount of enhanced pension benefit at issue in this case is approximately USD 67.8 million.

Tax Matters

In early 2014, Anheuser-Busch InBev Worldwide Inc., an indirectly wholly owned subsidiary of Anheuser-Busch InBev SA/NV, received a net proposed tax assessment from the U.S. Internal Revenue Service (“IRS”) of USD 306 million, predominately involving certain intercompany transactions related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of USD 130 million for tax years 2010 and 2011. Anheuser-Busch InBev Worldwide Inc. has contested the proposed assessments for the 2008 to 2011 tax years with the IRS and intends to vigorously defend its position.

SAP Arbitration

On 21 February 2017, SAP America, Inc. (“SAP”) commenced an arbitration in New York against Anheuser-Busch Companies, LLC pursuant to the Commercial Arbitration Rules of the American Arbitration Association. The statement of claim asserts multiple breaches of a 30 September 2010 Software License Agreement (together with related amendments and ancillary documents, the “SLA”) based on allegations that company employees used SAP systems and data—directly and indirectly—without appropriate licenses, and that the company underpaid fees due under the SLA. The statement of claim seeks both reformation of the SLA in certain respects and also damages potentially in excess of USD 600 million. We intend to defend against SAP’s asserted claims vigorously.

Dividend Policy

Our current dividend policy is to declare a dividend representing in aggregate at least 25% of our consolidated profit attributable to our equity holders, excluding exceptional items, such as restructuring charges, gains or losses on business disposals and impairment charges, subject to applicable legal provisions relating to distributable profit.

Any matter relating to our dividend payout policy (except that the actual amount of any dividend remains subject to approval at our shareholders’ meeting in accordance with the Belgian Companies Code) is within the jurisdiction of our shareholders’ meetings and shall be adopted with a positive vote of at least 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented, if and only if any four of our directors request that the matter be submitted at our shareholders’ meeting.

The dividends are approved by our annual shareholders’ meeting and are paid on the dates and at the places appointed by our Board. Our Board may pay an interim dividend in accordance with the provisions of the Belgian Companies Code.

The dividends payable for any given fiscal year are paid in November of such year and in May of the following year. The dividend payable in November is an advance amount decided by the Board of Directors in the form of an interim dividend. The dividend payable in May of the following year is decided at the shareholders’ meeting and supplements the amount already distributed in November. In both cases, the dividends are paid on the dates and at the places communicated by the Board of Directors.

The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per share (in EUR)	Gross amount of dividend per share (in USD)	Payment date(s)
2016	2,019,241,973	1.60	1.75	17 November 2016
2015	1,608,242,156	2.00	2.20	3 May 2016
2015	1,608,242,156	1.60	1.75	16 November 2015
2014	1,608,242,156	2.00	2.27	6 May 2015
2014	1,608,242,156	1.00	1.25	14 November 2014
2013	1,607,844,590	1.45	2.00	8 May 2014
2013	1,607,844,590	0.60	0.83	18 November 2013
2012	1,606,787,543	1.70	2.24	2 May 2013
2011	1,606,071,789	1.20	1.55	3 May 2012
2010	1,605,183,954	0.80	1.07	2 May 2011
2009	1,604,301,123	0.38	0.55	3 May 2010

B. SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

A. THE OFFER AND LISTING

Price History of Stock

Ordinary Shares Listed on Euronext Brussels

The table below shows the quoted high and low closing sales prices in euro on Euronext Brussels for our shares for the indicated periods.

	Per Share
	High	Low
	(in EUR)
Annual
2016	118.80	92.13
2015	123.25	89.68
2014	94.80	69.55
2013	78.66	63.90
2012	69.94	46.35

Quarterly
2016
Fourth Quarter	117.40	93.76
Third Quarter	118.80	108.95
Second Quarter	117.60	106.05
First Quarter	116.15	100.60

2015
Fourth Quarter	123.25	94.29
Third Quarter	118.80	91.28
Second Quarter	118.50	104.80
First Quarter	115.85	89.68

Monthly
2017
February	103.60	96.65
January	101.10	96.15
2016
December	100.95	92.13
November	106.40	94.02
October	117.40	104.55
September	118.80	108.95

ADSs Listed on NYSE

On 16 September 2009, former AB InBev listed 1,608,663,943 ADSs on the NYSE.

Following the completion of the Transaction on 10 October 2016, all rights and obligations attached to the outstanding ADSs of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding ADS giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

Each ADS represents one of our Ordinary Shares. The table below shows the quoted high and low closing sales prices in USD on NYSE for our shares for the indicated periods.

	Per Share
	High	Low
	(in USD)
Annual
2016	133.44	98.28
2015	129.14	103.86
2014	116.99	94.17
2013	106.46	84.29
2012	90.27	58.92

Quarterly
2016
Fourth Quarter	131.91	98.28
Third Quarter	133.44	121.94
Second Quarter	131.77	120.54
First Quarter	126.71	111.50

2015
Fourth Quarter	129.14	106.67
Third Quarter	128.51	103.86
Second Quarter	126.66	117.20
First Quarter	127.69	107.85

Monthly
2017
February	109.49	104.35
January	106.80	104.26
2016
December	106.20	98.28
November	116.34	101.00
October	129.26	115.49
September	133.44	122.55

Share Details

See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Form and Transferability of Our Shares” for details regarding our shares.

Each of our shares is entitled to one vote except for shares owned by us, or by any of our direct subsidiaries, the voting rights of which are suspended. Shares held by our main shareholders do not entitle such shareholders to different voting rights. Our Restricted Shares are unlisted, not admitted to trading on any stock exchange and are subject to, among other things, restrictions on transfer until converted into new Ordinary Shares.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

We are incorporated under the laws of Belgium (register of legal entities number 0417.497.106), and our shares are listed on the regulated market of Euronext Brussels under the symbol “ABI.” We also have secondary listings of our shares on the Johannesburg Stock Exchange under the symbol “ANB” and on the Mexican Stock Exchange under the symbol “ANB.” The securities that we have listed on the NYSE are ADSs, each of which represents one of our shares. We listed 1,608,663,943 ADSs listed on the NYSE on 16 September 2009 (such number equal to the number of our shares plus the number of warrants on our shares outstanding as of 7 September 2009). For more information on our shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Form and Transferability of Our Shares.” Our ADSs are described in greater detail under “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.”

Euronext Brussels

Euronext Brussels is a subsidiary of Euronext N.V., and holds a license as a Belgian market operator under the Belgian Act of 2 August 2002. Pursuant to this legislation, the FSMA is responsible for disciplinary powers against members and issuers, control of sensitive information, supervision of markets, and investigative powers. Euronext Brussels is responsible for the organization of the markets and the admission, suspension and exclusion of members, and has been appointed by law as the “competent authority” within the meaning of the Listing Directive (Directive 2001/34/EC of 28 May 2001 of the European Parliament, as amended).

Euronext is the leading pan-European exchange in the Euro zone with more than 1,300 listed issuers worth more than EUR 3.0 trillion in market capitalization as of the end of December 2016, an unmatched blue chip franchise consisting of 25 issuers in the EURO STOXX 50® benchmark and a strong diverse domestic and international client base. Its total product offering includes Equities, Exchange Traded Funds, Warrants & Certificates, Bonds, Derivatives, Commodities and Indices. Euronext also leverages its expertise in running markets by providing technology and managed services to third parties.

Trading Platform and Market Structure. Euronext operates five securities markets in Amsterdam, Brussels, Lisbon, London and Paris as well as four derivatives markets in Amsterdam, Brussels, Lisbon and Paris, all of which are subject to the Markets in Financial Instruments Directive (Directive 2004/39/EC of 21 April 2004 of the European Parliament, as amended). Trading on Euronext is governed both by a single harmonized rulebook for trading on each of Euronext’s markets and by non-harmonized Euronext Rulebooks containing a few local exchange-specific rules. Euronext’s trading rules provide for an order-driven market using an open electronic central order book for each traded security, various order types and automatic order matching and a guarantee of full anonymity both for orders and trades.

Trading Members. The majority of Euronext’s cash trading members are brokers and dealers based in Euronext’s marketplaces, but also include members in other parts of Europe, most notably the United Kingdom and Germany.

Clearing and Settlement. Clearing and settlement of trades executed on Euronext in Europe are generally handled by LCH.Clearnet (for central counterparty clearing), and independent entities that provide services to Euronext pursuant to contractual agreement. Euroclear is taking care of the settlement part of the transactions.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our articles of association dated 10 October 2016 has been filed as Exhibit 99.4 to the Form 6-K filed by Anheuser-Busch InBev SA/NV on 11 October 2016 at 5:07 p.m. EDT.

Corporate Profile

We are a public limited liability company incorporated in the form of a société anonyme/naamloze vennootschap under Belgian law (Register of Legal Entities number 0417.497.106 (Brussels)). Our registered office is located at Grand-Place/Grote Markt 1, 1000 Brussels, Belgium, and our headquarters are located at Brouwerijplein 1, 3000 Leuven, Belgium. We were incorporated on 3 March 2016 for an unlimited duration under the laws of Belgium under the original name Newbelco SA/NV, and are the successor entity to former AB InBev, which was incorporated on 2 August 1977 for an unlimited duration under the laws of Belgium under the original name BEMES and which we absorbed on 10 October 2016. Our financial year runs from 1 January to 31 December.

Corporate Purpose

According to Article 4 of our articles of association, our corporate purpose is:

•

to produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

•

to purchase, construct, convert, sell, let and sublet, lease, license and operate in any form whatsoever all real property and real property rights and all businesses, movable property and movable property rights connected with our activities;

•

to acquire and manage participating interests and shares in companies or undertakings having a corporate purpose similar or related to, or likely to promote the attainment of, any of the foregoing corporate purposes, and in financial companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; to take part in the management of the aforesaid companies through membership of our board of directors or any similar governing body; and

•	to carry out all administrative, technical, commercial and financial work and studies for the account of undertakings in which it holds an interest or on behalf of third parties.

We may, within the scope of our corporate purpose, engage in all civil, commercial, industrial operations and financial transactions either in or outside Belgium. We may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all undertakings, companies or associations having a corporate purpose similar or related to or likely to promote the furtherance of our corporate purpose.

Board of Directors

A description of the provisions of our articles of associations as applied to our board of directors can be found in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

We are relying on a provision in the NYSE Listed Company Manual that allows us to follow Belgian corporate law and the Belgian Corporate Governance Code with regard to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. See “Item 16G. Corporate Governance” for a concise summary of the significant ways in which our corporate governance practices differ from those followed by a U.S. company under the NYSE rules.

Belgian law does not regulate specifically the ability of directors to borrow money from Anheuser-Busch InBev SA/NV.

Our Corporate Governance Charter prohibits us from making loans to directors, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with our rules for reimbursement of expenses). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Directors and Executive Board of Management Members (Key Management Personnel).”

In addition, Article 523 of the Belgian Companies Code provides that if one of our directors directly or indirectly has a personal financial interest that conflicts with a decision or transaction that falls within the powers of our Board, the director concerned must inform our other directors before our Board makes any decision on such transaction. The statutory auditor must also be notified. The director may not participate in the deliberation or vote on the conflicting decision or transaction. An excerpt from the minutes of the meeting of our Board that sets forth the financial impact of the matter on us and justifies the decision of our Board must be published in our annual report. The statutory auditors’ report to the annual accounts must contain a description of the financial impact on us of each of the decisions of our Board where director conflicts arise.

Form and Transferability of Our Shares

Our share capital is represented by 2,019,241,973 shares. There are two classes of shares: all shares are Ordinary Shares, except for 325,999,817 Restricted Shares.

Our Ordinary Shares can take the form of registered shares or dematerialized shares. Restricted Shares may only be held in registered form.

All of our shares are fully paid-up. Ordinary Shares are freely transferable. Restricted Shares are subject to the transfer restrictions summarized below and further described in our articles of association.

Restricted Shares

Restrictions on Transfers and Pledges

No holder of Restricted Shares (a “Restricted Shareholder”) shall transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification (certification / certificering) or depository arrangement or enter into any form of hedging arrangement with respect to, in each case directly or indirectly, any of its Restricted Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, for a period of five years expiring on 10 October 2021, except as provided below.

As an exception to this rule, any Restricted Shareholder may transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant a lien or any security interest on, or enter into any form of hedging arrangement with respect to, in each case directly or indirectly, any of its Restricted Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, to or for the benefit of any person that is its affiliate, its Successor and/or Successor’s affiliate (as such terms are defined in our articles of association), provided that if any such transferee ceases to be an affiliate, a Successor and/or a Successor’s affiliate of the Restricted Shareholder that initially made the transfer (or of its Successor), all such Restricted Shares which such transferee owns or in which it holds an interest shall be automatically transferred to such Restricted Shareholder (or to a person which, at the time of such transfer, is its affiliate or its Successor) and shall therefore remain Restricted Shares.

Also, under certain conditions set out in our articles of association, Restricted Shareholders (or, in certain cases, pledgees or receivers) may (i) with the prior written consent granted by our board of directors (a “Pledge Consent”), pledge, charge, assign, mortgage, or otherwise grant a lien over or grant any security interest on all or any part of their Restricted Shares or any interests therein and any rights relating thereto as security (in each case, a “Pledge”), and (ii) transfer, sell, contribute, offer, grant any option on, or otherwise dispose of, in each case directly or indirectly, or enter into any contract or other agreement to do any of the foregoing in respect of all or part of (or any interest in) their holding of Restricted Shares that are the subject of a Pledge (to which a Pledge Consent has been given) in the context of an enforcement action with respect to such Pledge or when the Restricted Shareholder has determined in good faith that such transfer is the only commercially reasonable alternative available to prevent an imminent enforcement of a Pledge.

Conversion into Ordinary Shares

Each Restricted Shareholder will have the right to convert all or part of its holding of Restricted Shares into Ordinary Shares at its election (i) at any time after 10 October 2021, and (ii) in some limited other instances, including immediately prior to or at any time after entering into an agreement or arrangement to effect a permitted transfer with respect to Restricted Shares that are the subject of a Pledge, as set out above.

The Restricted Shares shall automatically convert into Ordinary Shares (i) upon any transfer, sale, contribution or other disposal, except in the case of permitted transfers to or for the benefit of any person that is an affiliate, a Successor and/or a Successor’s affiliate of the relevant Restricted Shareholders or in the case of a Pledge Consent, provided that, in such cases, the Restricted Shares shall automatically be converted into Ordinary Shares upon any subsequent transfer, sale, contribution or disposal to any party which is not an affiliate, a Successor or a Successor’s affiliate of the Restricted Shareholder (ii) immediately prior to the closing of a successful public takeover bid for our shares or the completion of a merger of the company as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over us immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, us or the surviving entity following such takeover bid or merger, or (iii) upon the announcement of a squeeze-out bid for our outstanding shares, in accordance with Article 513 of the Belgian Companies Code.

Upon conversion, each Restricted Share will be re-classified as one Ordinary Share. From the time of conversion, the Ordinary Shares will be freely transferable.

Holders of Restricted Shares may benefit from registration rights, as described in “—C. Material Contracts—Material Contracts Related to the Acquisition of SABMiller—Registration Rights Agreement.”

Changes to Our Share Capital

Capital Increase by Our Shareholders’ Meeting

Changes to our share capital may be decided by our shareholders’ meeting. Our shareholders’ meeting may at any time decide to increase or decrease our share capital. Such resolution must satisfy the following quorum and majority requirements: (i) a quorum of 50% of the issued share capital must be present or represented at the meeting, and (ii) the capital increase must be approved by at least 75% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened where no quorum requirement applies but where the special 75% majority requirement applies. See “—Description of the Rights and Benefits Attached to Our Shares—Right to Attend and Vote at Our Shareholders’ Meeting—Quorum and Majority Requirements.”

Capital Increase by Our Board of Directors

Subject to the same quorum and majority requirements described above, our shareholders’ meeting may authorize our Board, within certain limits, to increase our share capital without any further approval of shareholders, by way of authorized capital. This authorization needs to be limited in time (i.e., it can only be granted for a renewable period of a maximum of five years) and in scope (i.e., the increase by way of authorized capital may not exceed the amount of the share capital at the time of the authorization).

A proposal to grant an authorization to increase the capital for an amount up to 3% of our capital will be submitted for approval to our Ordinary Shareholders’ meeting on 26 April 2017. If approved by our shareholders’ meeting, such authorization will be in place for a period of five years from the date of publication of the amendment to the articles of association decided by our shareholders’ meeting in respect of the authorized capital.

Preferential Subscription Right and Anti-Dilution

In the event of a share capital increase by way of the issue of new shares, convertible bonds, bonds repayable in shares, subscription rights or other financial instruments giving a right to shares (any such shares, bonds, rights or instruments being “Equity Interests”), all shareholders will have a preferential right to subscribe for any such Equity Interests, as set out in and in accordance with Article 592 of the Belgian Companies Code. The preferential subscription right shall entitle each shareholder to subscribe for any new Equity Interests, pro rata to the proportion of existing share capital as he or she holds immediately prior to such issue. Each shareholder may exercise his or her preferential right in whole or in part.

Our shareholders’ meeting may restrict or cancel the preferential subscription right, in accordance with Article 596 of the Belgian Companies Code, for a purpose that is in our best interests, provided however that if the preferential subscription right is restricted or cancelled with respect to any issuance in which any of our shareholders acquires any such Equity Interests, all our shareholders shall be given the same right and be treated in the same way. This requirement shall not apply when the preferential subscription right is restricted or cancelled with respect to issuances of Equity Interests issued solely pursuant to stock option plans or other compensation plans in the ordinary course of business. Where our shareholders’ meeting has granted an authorization to our board of directors to effect a capital increase in the framework of the authorized capital and such authorization allows our board of directors to do so, our board of directors may likewise restrict or cancel the preferential subscription right applying the same principles as set out in this paragraph.

Any decision to restrict or cancel the preferential subscription right will require a quorum at the shareholders’ meeting of shareholders holding at least 50% of the share capital and, approval by a qualified majority of at least 75% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 75% of the votes cast at the meeting (not counting abstentions).

If any Restricted Shareholder exercises its preferential subscription right in respect of its holding of Restricted Shares, we shall issue, at the election of the Restricted Shareholder, either Restricted Shares or Ordinary Shares (or a combination thereof) to such Restricted Shareholder. No Restricted Shares shall be issued other than to a Restricted Shareholder exercising its preferential subscription right. In case of any event referred to in Article 8.1 of our articles of association, Restricted Shareholders shall only be entitled or required to receive Restricted Shares in respect of the Restricted Shares held by them.

Certain shareholders (including shareholders resident in, or citizens of, certain jurisdictions, such as the United States, Australia, Canada and Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislative or regulatory framework.

Purchases and Sales of Our Own Shares

We may only acquire our own shares pursuant to a decision by our shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum at the shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions).

On 28 September 2016, our shareholders’ meeting granted an authorization allowing us to acquire our shares, either on or outside of the stock exchange, up to a maximum of 20% of the issued shares for a unitary price which will not be lower than one Euro and not higher than 20% above the highest closing price on Euronext Brussels in the last 20 trading days preceding the transaction. This authorization is valid for a period of five years as from 28 September 2016.

We may only dispose of our own shares pursuant to a decision by our shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum at the first shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions).

On 28 September 2016, our shareholders’ meeting granted an authorization allowing us to dispose of our own shares, either on or off the stock exchange under conditions to be determined by our Board. This authorization is valid for a period of five years beginning from 28 September 2016.

With respect to the shares acquired by us as a result of the merger between us and former AB InBev, our Board shall be entitled to dispose of such shares only in connection with (i) any share delivery obligations undertaken by former AB InBev prior to 11 November 2015, (ii) any stock option plans or other compensation plans (including the Zenzele Scheme) or (iii) any stock lending agreement or similar arrangement in respect of which we used our own shares for the purposes set out in items (i) and (ii).

See “Item 16E. Purchases of Equity Securities by the Issuer” for details of our recent share repurchase programs.

Description of the Rights and Benefits Attached to Our Shares

Right to Attend and Vote at Our Shareholders’ Meeting

Ordinary Shareholders’ Meeting

Our ordinary shareholders’ meeting will be held on the last Wednesday of April of each year, at 11:00 a.m., Belgian time, in one of the municipalities of the Brussels-Capital Region, in Leuven or in Liège, at the place which will be mentioned in the convening notice. If this date is a legal holiday, the meeting will be held on the next business day at the same time.

At this meeting, our Board and the statutory auditor will present a report on our management and financial situation as at the end of the previous accounting year, which shall run from 1 January to 31 December. The shareholders will then vote on the approval of the annual accounts, the allocation of our profit or loss, the appointment or renewal, if necessary, of directors or statutory auditors, remuneration of the directors and the auditor and the release from liability of the directors and the statutory auditor.

Ad hoc and Extraordinary Shareholders’ Meetings

Our Board or our statutory auditor (or the liquidators, if appropriate) may, whenever our interests so require, convene a special or extraordinary shareholders’ meeting. Such shareholders’ meeting must also be convened every time one or more of our shareholders holding at least one-fifth of our share capital so demand.

Such shareholders’ meetings shall be held on the day, at the hour and in the place designated by the convening notice. They may be held at locations other than our registered office.

Notices Convening Our Shareholders’ Meeting

Notices of our shareholders’ meetings contain the agenda of the meeting and the recommendations of our board of directors on the matters to be voted upon.

Notices for our shareholders’ meetings are given in the form of announcements placed at least 30 days prior to the meeting in at least one Belgian newspaper and in the Belgian State Gazette (Moniteur belge/Belgisch Staatsblad). Notices will be sent 30 days prior to the date of our shareholders’ meetings to the holders of our registered shares, holders of our registered warrants and to our directors and our statutory auditor.

Notices of all our shareholders’ meetings and all related documents, such as specific board of directors’ and auditor’s reports, will also be published on our website.

Admission to Meetings

All shareholders are entitled to attend our shareholders’ meetings, take part in the deliberations and, within the limits prescribed by the Belgian Companies Code and our articles of association, vote, provided they have complied with the formalities for admission set out in the convening notice.

The right to participate in and vote at a shareholders’ meeting will require a shareholder to:

•

have the ownership of his or her shares recorded in his or her name on the 14th calendar day preceding the date of the shareholders’ meeting, either through registration in the register of our registered shares, for holders of registered shares, or through book-entry in the accounts of an authorized account holder or clearing organization, for holders of dematerialized shares; and

•

notify us (or a person designated by us) at the latest on the sixth calendar day preceding the date of the shareholders’ meeting of his or her intention to participate in the meeting, indicating the number of shares in respect of which he or she intends to do so. In addition, a holder of dematerialized shares must, at the latest on the same day, provide us (or a person designated by us) with an original certificate issued by an authorized account holder or a clearing organization certifying the number of shares owned by the relevant shareholder on the record date for the shareholders’ meeting and for which he or she has notified his or her intention to participate in that meeting.

Voting by Proxy

Any shareholder with the right to vote may either personally participate in the meeting or give a proxy to another person, who need not be a shareholder, to represent him or her at the meeting. A shareholder may designate, for a given meeting, only one person as proxy holder, except in circumstances where Belgian law allows the designation of multiple proxy holders. The appointment of a proxy holder may take place in paper form or electronically (in which case, the form shall be signed by means of an electronic signature in accordance with applicable Belgian law), through a form which shall be made available by us. The signed original paper or electronic form must be received by us at the latest on the sixth calendar day preceding the date of the shareholders’ meeting. Any appointment of a proxy holder shall comply with relevant requirements of applicable Belgian law in terms of conflicting interests, record keeping and any other applicable requirements.

Remote Voting

Any shareholder with the right to vote may vote remotely in relation to our shareholders’ meeting by sending a paper form or, if permitted by us in the notice convening the meeting, by sending a form electronically (in which case, the form shall be signed by means of an electronic signature in accordance with applicable Belgian law). These forms shall be made available by us. Only forms received by us at the latest on the sixth calendar day preceding the date of the meeting will be taken into account.

Shareholders voting remotely must, in order for their vote to be taken into account for the calculation of the quorum and voting majority, comply with the admission formalities set out in the convening notice.

Right to Request the Items Be Added to the Agenda and to Ask Questions at the Shareholders’ Meeting

One or more shareholders that together hold at least 3% of our share capital may request for items to be added to the agenda of any convened meeting and submit proposals for resolutions with regard to existing agenda items or new items to be added to the agenda, provided that (i) they prove ownership of such shareholding as at the date of their request and record their shares representing such shareholding on the record date for the relevant shareholders’ meeting and (ii) the additional items to be added to the agenda and/or proposed resolutions have been sent in writing (by registered mail or e-mail) by these shareholders to our registered office no later than on the twenty-second day preceding the date of the relevant shareholders’ meeting. Such shareholdings must be proven by a certificate evidencing the registration of the relevant shares in our share register or by a certificate issued by the authorized account holder or the clearing organization certifying the book-entry of the relevant number of dematerialized shares in the name of the relevant shareholder(s).

We shall acknowledge receipt of shareholders’ requests within 48 hours and, if required, publish a revised agenda of the shareholders’ meeting at the latest on the 15th day preceding the date of the shareholders’ meeting. The right to request that items be added to the agenda or that proposed resolutions in relation to existing agenda items be submitted does not apply in case of a second shareholders’ meeting that must be convened because the quorum was not obtained during the first shareholders’ meeting.

Within the limits of Article 540 of the Belgian Companies Code, our directors and our auditor shall answer, during the shareholders’ meeting, any questions raised by shareholders. Shareholders may ask questions either during the meeting or in writing, provided that we receive the written question at the latest on the sixth day preceding the date of the shareholders’ meeting.

Quorum and Majority Requirements

Each of our shares is entitled to one vote except for shares owned by us, or by any of our subsidiaries, the voting rights of which are suspended. Without prejudice to the specific rights and obligations attached to the Restricted Shares, the shares held by our principal shareholders do not entitle such shareholders to different voting rights.

Save as provided in the Belgian Companies Code and our articles of association, there will be no quorum requirement at our shareholders’ meetings and decisions will be taken by a simple majority vote.

Resolutions relating to amendments of our articles of association or a merger or split are subject to special quorum and majority requirements. Specifically, any resolution on these matters will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of our issued share capital, and the approval of at least 75% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, the quorum requirement will not apply. However, the special majority requirement will continue to apply.

Resolutions relating to the modification of the rights attached to a particular class of our shares are subject to special quorum and majority requirements. Specifically, any resolution on these matters will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital in each class of our shares and the approval of at least 75% of the votes cast at the meeting in each class of our shares (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, the quorum requirement will not apply. However, the special majority requirement will continue to apply.

Any modification of our corporate purpose or legal form or any authorization to repurchase shares will require a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum will be required, but the relevant resolution must be approved by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions).

Pursuant to Article 40 of our articles of association, any acquisition or disposal of tangible assets by us for an amount higher than the value of one-third of our consolidated total assets as reported in our most recent audited consolidated financial statements shall be within the exclusive jurisdiction of our shareholders’ meeting and shall be adopted with a positive vote of 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented.

Dividends

All of our shares participate equally in our profits. Our Ordinary Shares (including our Ordinary Shares represented by our ADSs) and Restricted Shares have the same rights in relation to dividends and other distributions.

The Belgian Companies Code provides that dividends can only be paid up to an amount equal to the excess of our shareholders’ equity over the sum of (i) paid-up or called-up share capital and (ii) reserves not available for distribution pursuant to law or our articles of association. Under Belgian law and our articles of association, we must allocate an amount of 5% of our annual net profit on an unconsolidated basis to a legal reserve in our unconsolidated financial statements until such reserve equals 10% of our share capital.

In general, we may only pay dividends with the approval of the shareholders’ meeting. The annual dividend payment (if any) will be approved by our shareholders at our Ordinary Shareholders’ meeting and will be paid on the dates and the places determined by our board of directors. In addition, our Board may declare interim dividends without shareholder approval, in accordance with the provisions of the Belgian Companies Code and Article 44 of our articles of association. It is expected that our board will decide the payment of dividends on a semi-annual basis.

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy” for further information on our current dividend policy.

Appointment of Directors

Under our articles of association, the directors are appointed as follows:

•	three independent directors will be appointed by our shareholders’ meeting upon proposal by our board of directors;

•

so long as the Stichting and/or any of its affiliates, any of their respective successors and/or successors’ affiliates own, in aggregate, more than 30% of the shares with voting rights in our share capital, nine directors will be appointed by our shareholders’ meeting upon proposal by the Stichting (and/or any of its affiliates, any of their respective successors and/or successors’ affiliates); and

•	so long as the Restricted Shareholders, together with their affiliates and/or any of their successors and/or successors’ affiliates, own in aggregate:

•	more than 13.5% of the shares with voting rights in our share capital, three directors will be appointed by our shareholders’ meeting upon proposal by the Restricted Shareholders;

•	more than 9% but not more than 13.5% of the shares with voting rights in our share capital, two directors will be appointed by our shareholders’ meeting upon proposal by the Restricted Shareholders;

•	more than 4.5% but not more than 9% of the shares with voting rights in our share capital, one director will be appointed by our shareholders’ meeting upon proposal by the Restricted Shareholders; and

•

4.5% or less than 4.5% of the shares with voting rights in our share capital, the Restricted Shareholders will no longer have the right to propose any candidate for appointment as a member of our board of directors and no directors will be appointed upon proposal by the Restricted Shareholders.

Liquidation Rights

We can only be dissolved by a shareholders’ resolution passed in accordance with the conditions laid down for the amendment of our articles of association (i.e., with a majority of at least 75% of the votes cast (not counting abstentions) at an extraordinary shareholders’ meeting where at least 50% of the share capital is present or represented).

If, as a result of losses incurred, the ratio of our net assets (determined in accordance with Belgian legal and accounting rules) to share capital is less than 50%, our board of directors must convene an extraordinary shareholders’ meeting within two months as of the date upon which our board of directors discovered or should have discovered this undercapitalization. At this shareholders’ meeting, our board of directors must propose either the dissolution of the company or the continuation of the company, in which case, our board of directors must propose measures to redress our financial situation. Shareholders’ resolutions relating to our dissolution are adopted in accordance with the conditions laid down for the amendments of our articles of association.

If, as a result of losses incurred, the ratio of our net assets to share capital is less than 25%, the same procedure must be followed; provided, however, that in this instance, shareholders representing 25% of the votes validly cast at the relevant shareholders’ meeting can decide to dissolve the company. If the amount of our net assets has dropped below EUR 61,500 (the minimum amount of share capital of a Belgian limited liability company (société anonyme / naamloze vennootschap), any interested party is entitled to request the competent court to dissolve the company. The court can order the dissolution of the company or grant a grace period within which we may remedy the situation.

In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses shall be distributed to the holders of our shares, each receiving a sum proportional to the number of our shares held by them. Our Ordinary Shares and Restricted Shares have the same rights in relation to all proceeds of a dissolution, liquidation or winding-up.

Transactions with Major Shareholders

In the event of (i) a contribution in kind to us with assets owned by any person or entity which is required to file a transparency declaration pursuant to applicable Belgian law or a subsidiary of such person or entity or (ii) a merger of the company with such a person or entity or a subsidiary of such person or entity, then such person or entity and its subsidiaries shall not be entitled to vote on the resolution submitted to the shareholders’ meeting to approve such contribution in kind or merger.

Disclosure of Significant Shareholdings

In addition to the transparency disclosure thresholds set out by the applicable Belgian legislation (i.e., 5%, 10%, 15% and so on in five percentage point increments), the disclosure obligation set out in such legislation shall also apply as soon as the amount of securities giving voting rights held by a person acting alone or by persons acting in concert reaches, exceeds or falls below a 3% or 7.5% threshold of the total outstanding securities with voting rights. Any obligation imposed by the applicable Belgian legislation to holders of 5% (or any multiple of 5%) of the total outstanding securities with voting rights shall also apply to the additional notification thresholds of 3% and 7.5%. For details of our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Mandatory Bid

Public takeover bids for our shares and other securities, if any, are subject to supervision by the FSMA. Any public takeover bids must be extended to all of our voting securities, as well as all other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus which has been approved by the FSMA prior to publication.

Belgium has implemented the Thirteenth Company Law Directive (European Directive 2004/25/EC of 21 April 2004) in the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids. The Belgian Law of 1 April 2007 on public takeover bids provides that a mandatory bid must be launched if a person, as a result of his or her own acquisition or the acquisition by persons acting in concert with him or her or by persons acting for his or her account, directly or indirectly holds more than 30% of the voting securities in a company having its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility, as designated by the Belgian Royal Decree of 27 April 2007 on public takeover bids (as set out in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholding Structure”).

The mere fact of exceeding the relevant threshold through the acquisition of shares will give rise to a mandatory bid, irrespective of whether the price paid in the relevant transaction exceeds the current market price. The duty to launch a mandatory bid does not apply in case of an acquisition if it can be shown that a third party exercises control over us or that such third party holds a larger stake than the person holding 30% of the voting securities.

There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligations to disclose significant shareholdings and merger control regulations, that may apply to us and which may make an unsolicited tender offer, merger, change in management or other change in control more difficult. These provisions could discourage potential takeover attempts that other shareholders may consider to be in their best interest and could adversely affect the market price of our shares. These provisions may also have the effect of depriving the shareholders of the opportunity to sell their shares at a premium.

In addition, the board of directors of a Belgian company may, in certain instances and subject to prior authorization by the shareholders, deter or frustrate public takeover bids through dilutive issuances of equity securities (pursuant to the company’s authorized capital) or through share buy-backs (i.e., the purchase of our own shares).

Limitations on the Right to Own Securities

Neither Belgian law nor our articles of association imposes any general limitation on the right of non-residents or foreign persons to hold our securities or exercise voting rights on our securities other than those limitations that would generally apply to all shareholders.

C. MATERIAL CONTRACTS

The following contracts have been entered into by us within the two years immediately preceding the date of this Form 20-F or contain provisions under which we or another member of our group has an obligation or entitlement which is material to our group:

Material Contracts Related to the Acquisition of SABMiller

2015 Senior Facilities Agreement

On 28 October 2015, we entered into a USD 75.0 billion Senior Facilities Agreement with a syndicate of banks in connection with the Transaction, of which we currently have USD 8.0 billion outstanding (the “2015 Senior Facilities Agreement”).

The 2015 Senior Facilities Agreement contains customary representations, covenants and events of default. Among other things and subject to certain thresholds and limitations, an event of default is triggered if any of our or our subsidiaries’ financial indebtedness is accelerated following an event of default. Our obligations as borrower under the 2015 Senior Facilities Agreement will be jointly and severally guaranteed by us (in the event an additional borrower is added at a later date), Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch Companies, LLC, ABIFI, Brandbrew S.A., Brandbev S.à.R.L. and Cobrew SA/NV. Within six months of the settlement of the Transaction, to the extent such entities remain obligors under SABMiller’s existing publicly held debt securities (and subject to certain other conditions, including the absence of financial assistance, general statutory limitations, corporate benefit considerations, the absence of fraudulent preference or similar principles that may affect the ability of entities to provide a guarantee), SABMiller and certain of its key subsidiaries are required to accede as guarantors to the 2015 Senior Facilities Agreement.

All proceeds from the drawdown under the 2015 Senior Facilities Agreement were required to be applied to finance the cash consideration payable pursuant to former AB InBev’s proposed offer for all Newbelco shares and, following the settlement date of the proposed offer, for financing fees, costs and expenses incurred in connection with the Transaction and the refinancing of any existing SABMiller Group indebtedness.

The availability of funds under the 2015 Senior Facilities Agreement is subject to the satisfaction of customary conditions precedent. In addition to these conditions, the utilizations under the 2015 Senior Facilities Agreement also require that no default is continuing or would result from the proposed utilizations and that certain representations made by the borrower and each guarantor remain true in all material respects.

The 2015 Senior Facilities Agreement made the following five facilities available to us and our wholly owned subsidiaries, subject to certain conditions: (i) “Cash/DCM Bridge Facility A,” a 364-day bridge facility for up to USD 15.0 billion principal amount available; (ii) “Cash/DCM Bridge Facility B,” a 364-day bridge facility, with an option to extend for an additional 12 months, for up to USD 15.0 billion principal amount available; (iii) “Disposals Bridge Facility,” a 364-day bridge facility for up to USD 10.0 billion principal amount available; (iv) “Term Facility A,” a two-year term facility, with an option to extend for an additional 12 months, for up to USD 25.0 billion principal amount available; and (v) “Term Facility B,” a five-year term facility for up to USD 10.0 billion principal amount available. The facilities are to be drawn in USD, except that a portion of each facility may be drawn in euro at our option. The 2015 Senior Facilities Agreement is filed as Exhibit 4.5 to this Form 20-F.

The interest rates applicable under the 2015 Senior Facilities Agreement are equal to LIBOR (or EURIBOR, for euro-denominated loans) plus the applicable margin on each facility, based on ratings assigned by rating agencies to our long-term debt. For Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B, the margin ranges between 0.85% per annum and 1.30% per annum, which margin will increase in fixed increments of 0.20% per annum from the date falling three months after the settlement date of our proposed offer for all Newbelco shares and on the last day of each three-month period thereafter. For the Disposals Bridge Facility, the margin ranges between 0.85% per annum and 1.30% per annum. For Term Facility A, the margin ranges between 0.90% per annum and 1.35% per annum. For Term Facility B, the margin ranges between 1.00% per annum and 1.45% per annum, which margin will increase in fixed increments of 0.0625% per annum from the date falling thirty-six months after the settlement date of our proposed offer for all Newbelco shares and on the last day of each three-month period thereafter. Based on our ratings as of 31 December 2015, the applicable margins for each facility were: (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, 1.00% per annum; (ii) for Term Facility A, 1.10% per annum and (iii) for Term Facility B, 1.25% per annum. Customary ticking fees are payable on any undrawn but available funds under the facilities.

In January 2016, we cancelled USD 42.5 billion of commitments under the 2015 Senior Facilities Agreement following debt capital market issuances by our subsidiary Anheuser-Busch InBev Finance Inc. announced on 13 January 2016 and 20 January 2016, in which we received approximately USD 47.0 billion of net proceeds. Following the receipt of the proceeds from the issuance announced on 13 January 2016, we were required to cancel Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B in accordance with the mandatory cancellation and prepayment provisions described below.

Additionally, in March 2016, former AB InBev issued bonds in a debt capital markets offering under our Euro Medium-Term Note Programme resulting in aggregate net proceeds of approximately EUR 13.1 billion, to which we are the successor-in-interest. As a result, we elected to cancel the remaining USD 12.5 billion of Term Facility A. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Funding Sources” for further details on our debt capital markets issuances.

In October 2016, former AB InBev (i) utilized USD 10.0 billion of the Disposals Bridge Facility and USD 8.0 billion of Term Facility B and (ii) canceled the remaining USD 2.0 billion of Term Facility B. On 20 October 2016, we fully repaid and canceled the Disposals Bridge Facility. We currently have only USD 8.0 billion outstanding under the Term Facility B of the 2015 Senior Facilities Agreement.

Mandatory prepayments are not required to be made under the 2015 Senior Facilities Agreement, except in certain limited circumstances, including (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, an amount equal to (a) the net proceeds of any disposal made by SABMiller or its subsidiaries or us or our subsidiaries and (b) 80% of the net proceeds received by us or our subsidiaries from funds raised in the public international debt capital markets, in each case subject to certain exceptions, and (ii) for all facilities, where a person or a group of persons acting in concert (other than our controlling shareholder, the Stichting or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of us.

Co-operation Agreement

On 11 November 2015, we entered into an agreement with SABMiller relating to, among other things, the implementation of the Transaction (as amended from time to time, the “Co-operation Agreement”). The Co-operation Agreement contains certain obligations that we must meet following completion of the Transaction. For example, in accordance with the Co-operation Agreement, we have procured the provision of directors’ and officers’ insurance for former directors and officers of SABMiller for a period of six years following the completion of the Transaction.

On 1 July 2016, we entered into a deed of amendment amending the Co-operation Agreement to clarify the scope of the retention and other Transaction-related arrangements for SABMiller employees. On 17 August 2016, AB InBev and SABMiller entered into a further deed of amendment amending the Co-operation Agreement in order to modify the transitional bonus arrangements for SABMiller employees in respect of the period following completion of the Transaction to take account of the impact on bonus targets of the planned divestments of various SABMiller businesses by AB InBev on and following completion. The Co-operation Agreement, the deed of amendment dated 1 July 2016 and the deed of amendment dated 17 August 2016 have been filed as Exhibits 4.19, 4.20 and 4.21, respectively, to this Form 20-F.

Information Rights Agreement

On 11 November 2015, former AB InBev and Altria entered into an information rights agreement, pursuant to which we agreed to share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they apply to Altria’s investment in AB InBev. Upon the closing of the Transaction, this Information Rights Agreement replaced the existing relationship agreement that was in place between Altria and SABMiller.

Under the terms of the Transaction, any former SABMiller shareholder other than Altria is entitled, from completion of the Transaction, to enter into an agreement with us on substantially the same terms as the Information Rights Agreement, provided that it is able to demonstrate to the reasonable satisfaction of our board of directors that it meets the following criteria:

•	it will be the sole legal and beneficial holder of no less than 10% of our share capital in issue from time to time;

•	for the purposes of its financial reporting, it accounts for its shareholding in AB InBev on the basis of the equity method of accounting in accordance with U.S. GAAP; and

•	it is a U.S. listed company subject to the reporting requirements under the Exchange Act and section 404 of the Sarbanes-Oxley Act of 2002.

The Information Rights Agreement has been filed as Exhibit 4.26 to this Form 20-F.

Deed of Indemnity

Former AB InBev and SABMiller entered into a deed of indemnity on 19 August 2016 pursuant to which, in consideration for SABMiller:

•

providing us selected financial and commercial information and representation letters for various purposes, including certain regulatory filings made in connection with our bond financing arrangements, assessments by certain ratings agencies of the potential credit rating of a new entity to be carved out of SABMiller in the event of completion of the Transaction under a range of different scenarios, the preparation of certain reports by Ernst & Young LLP at the instruction of former AB InBev relating to the Peroni, Grolsch and Meantime brands and their associated businesses in Italy, the Netherlands and the United Kingdom, and for information purposes in connection with the sale of the Peroni, Grolsch and Meantime businesses;

•	agreeing to consider and/or conduct a bondholder consent solicitation process with regard to SABMiller’s USD 300,000,000 6.625% guaranteed notes due 2033; and

•

entering into an engagement letter with and agreeing to indemnify the third-party agent appointed by certain shareholders of SABMiller pursuant to the scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 in connection with the Transaction and hold it and its connected persons harmless against any liabilities (other than those that are finally judicially determined to have arisen out of the gross negligence or willful misconduct of the scheme agent) which arise out of matters contemplated by or consequent upon the scheme agent’s engagement in relation to the Transaction.

We have agreed to indemnify and hold SABMiller and its connected persons harmless from and against any losses, liabilities and claims made against SABMiller and its connected persons (and any costs and expenses stemming from such claims) in connection with the items mentioned above, other than when finally judicially determined to have arisen from the gross negligence, willful misconduct, bad faith or fraud by SABMiller or its connected persons, as well as to reimburse SABMiller for any expenses incurred in connection with the bondholder consent solicitation process. SABMiller consented to the ongoing inclusion and/or provision of such information and letters in certain places and/or situations. The Deed of Indemnity is filed as Exhibit 4.29 to this Form 20-F.

Tax Matters Agreement

On 11 November 2015, former AB InBev entered into the Tax Matters Agreement with Altria, pursuant to which we agreed to provide assistance and co-operation to, and to give certain representations and undertakings to, Altria in relation to certain matters that are relevant to Altria under U.S. tax legislation, including the structure and implementation of the Transaction.

The Tax Matters Agreement sets out the framework for ongoing co-operation between us and Altria after completion of the Transaction in relation to certain matters that are relevant to Altria under U.S. tax legislation. The Tax Matters Agreement provided that, upon completion of the Transaction, the existing tax matters agreement in place between Altria and SABMiller was terminated.

On 25 August 2016, former AB InBev and Altria entered into an amended and restated Tax Matters Agreement, in order to make certain adjustments to the representations as to the structure and implementation of the Transaction to reflect additional details that had developed since 11 November 2015.

Under the terms of the Transaction, as stated in the November Rule 2.7 Announcement, any SABMiller shareholder other than Altria is entitled to enter into an agreement with us on substantially the same terms as the Tax Matters Agreement, provided that it is able to demonstrate to the reasonable satisfaction of our board of directors that it meets the following criteria:

•	it is a United States corporation;

•	it owned (or was deemed to own for U.S. federal income tax purposes) no less than 5% of the SABMiller shares; and

•	it owned (or was deemed to own for U.S. federal income tax purposes) no less than 10% of the Restricted Shares at completion of the Transaction.

The Tax Matters Agreement is filed as Exhibit 4.22 to this Form 20-F.

Molson Coors Purchase Agreement

On 11 November 2015, Molson Coors Brewing Company (“Molson Coors”) entered into a purchase agreement (the “Molson Coors Purchase Agreement”) with former AB InBev pursuant to which, upon completion of the Transaction, Molson Coors acquired all of SABMiller’s interest in MillerCoors LLC, a joint venture between SABMiller and Molson Coors (“MillerCoors”), and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SABMiller’s portfolio of Miller brands outside the U.S. for an aggregate purchase price of USD 12.0 billion in cash, subject to certain adjustments as described in the Molson Coors Purchase Agreement. Following the closing of the MillerCoors divestiture on 11 October 2016, MillerCoors has become a wholly owned subsidiary of Molson Coors and Molson Coors has full control of the operations and resulting economic benefits of MillerCoors.

We agreed to indemnify Molson Coors for losses arising out of: (i) certain breaches of representations, warranties, covenants and agreements of AB InBev contained in the Molson Coors Purchase Agreement; (ii) all liabilities of AB InBev, SABMiller and any of their respective affiliates that are not expressly assumed by Molson Coors in the MillerCoors divestiture; and (iii) certain other liabilities (including in connection with actions required to be taken by Molson Coors to obtain necessary regulatory consents and approvals). Our indemnification obligations arising from breaches of our representations and warranties in the Molson Coors Purchase Agreement survive for twenty-four months after closing of the MillerCoors divestiture and are subject to a USD 5 million deductible and a USD 750 million cap.

We agreed to provide certain transition services to Molson Coors, including producing certain Miller branded products in specified countries outside the U.S. for three years, and to provide certain other transition services for one year following the closing of the MillerCoors divestiture. We also agreed to enter into amendments to certain existing agreements between SABMiller and its affiliates and MillerCoors in respect of the license and/or supply of certain brands owned by SABMiller and distributed by MillerCoors in the U.S. and Puerto Rico, including granting perpetual licenses to such brands to MillerCoors and committing to supply product to MillerCoors under those brands for three years (plus two one-year extensions at Molson Coors’ election).

The Molson Coors Purchase Agreement also contains other customary representations, warranties and covenants by each party that are subject, in some cases, to specified exceptions and qualifications contained in the Molson Coors Purchase Agreement.

On 25 March 2016, former AB InBev and Molson Coors entered into Amendment No. 1 to the Molson Coors Purchase Agreement, pursuant to which we and Molson Coors (i) agreed to include in the MillerCoors divestiture certain rights and assets relating to MillerCoors and SABMiller’s business operations in the U.S. that were intended to be included in the MillerCoors divestiture but were unintentionally omitted from the Molson Coors Purchase Agreement, (ii) clarified the process by which we and Molson Coors would seek certain third-party consents, approvals and assignments in connection with the MillerCoors divestiture and (iii) clarified the inapplicability of certain restrictions on SABMiller’s portfolio of Miller brands outside of the U.S. On 3 October 2016, former AB InBev and Molson Coors entered into Amendment No. 2 to the Molson Coors Purchase Agreement, pursuant to which we and Molson Coors (i) clarified our respective rights and obligations with respect to the intellectual property of MillerCoors, (ii) agreed to terminate or assign to Molson Coors certain agreements between MillerCoors and SABMiller and (iii) clarified the scope of our obligation to remove commercial limitations on Molson Coors’ activities from our existing contractual arrangements.

The Molson Coors Purchase Agreement, Amendment No. 1 and Amendment No. 2 have been filed as Exhibits 4.23, 4.24 and 4.25, respectively, to this Form 20-F.

Registration Rights Agreement

On 10 October 2016, we entered into a registration rights agreement with Altria and BEVCO, pursuant to which we are required to register for resale under the Securities Act all registrable shares held by Restricted Shareholders no earlier than five years after completion of the Transaction, at which point, the Restricted Shares will become eligible for conversion into Ordinary Shares at the option of the Restricted Shareholder. We are also required to file with the SEC a shelf registration statement relating to such registrable shares pursuant to Rule 415 under the Securities Act at the request of Restricted Shareholders holding, in aggregate, at least the lesser of $2.5 billion of our equity securities by market value and 1.5% of our outstanding share capital. We will be responsible for bearing the costs and expenses of each such registration.

In addition, each Restricted Shareholder owning at least 1.0% of our outstanding share capital has certain “piggyback” registration rights under the Registration Rights Agreement, pursuant to which such Restricted Shareholder may register the resale of their securities alongside any offering of Ordinary Shares (including ADSs) by AB InBev. We have also agreed to certain other customary provisions, including the indemnification of Altria and BEVCO and the underwriters of any registered offering.

The Registration Rights Agreement will terminate on the date when there is no Restricted Shareholder that owns more than the lesser of $2.5 billion of our equity securities by market value and 1.5% of our outstanding share capital. The Registration Rights Agreement has been filed as Exhibit 4.27 to this Form 20-F.

U.S. Department of Justice Consent Decree

On 20 July 2016, former AB InBev announced that it had entered into a consent decree with the U.S. Department of Justice, which cleared the way for United States approval of the Transaction. The terms of the consent decree formalize former AB InBev’s agreement to divest SABMiller’s U.S. interest in MillerCoors to Molson Coors, previously announced on 11 November 2015, as well as prior commitments made by former AB InBev, including:

•	we will not acquire control of a distributor if doing so would result in more than 10% of our U.S. annual volume being distributed through majority-owned distributorships in the U.S.; and

•	we will not terminate any wholesalers as a result of the Transaction.

The terms of the consent decree also require us to notify the U.S. Department of Justice at least 30 days prior to the consummation of any acquisition of a beer brewer, importer, distributor or brand owner deriving more than $7.5 million in annual gross revenue from beer sold for further resale in the United States or from license fees generated by such sales, subject to certain exceptions. In addition, certain aspects of AB InBev’s U.S. sales programs and policies have been reviewed and modified to conform to the consent decree to ensure that we do not limit the ability and incentives of independent distributors to sell and promote third-party brewers’ products.

The consent decree will expire ten years after its approval by the U.S. federal district court in the District of Columbia, unless the court grants an extension. Our compliance with the consent decree is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. The terms of the consent decree are reflected in the proposed final judgment which is attached as Exhibit 4.28 to this Form 20-F.

Revolving Facility

As of 31 December 2016, we have fully repaid our obligations under the Revolving Facility (as defined below), and USD 9.0 billion remains available to be drawn.

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, comprising a USD 13 billion senior facilities agreement (the “2010 Senior Facilities Agreement”) with a syndicate of 13 banks, and two term facilities totaling USD 4.2 billion, enabling us to fully refinance a previous senior facilities agreement related to our Anheuser-Busch merger in 2008. The 2010 Senior Facilities Agreement made the following two senior facilities available to us and our subsidiary, Anheuser-Busch InBev Worldwide Inc.: (i) the term facility and (ii) the “Revolving Facility,” a five-year multi-currency revolving credit facility for up to USD 8.0 billion principal amount. The two term facilities totaling USD 4.2 billion were cancelled on 31 March 2010 before being drawn and only the Revolving Facility remains available.

The 2010 Senior Facilities Agreement is filed as Exhibit 4.1 to our Annual Report on Form 20-F for the fiscal year ended 31 December 2009, filed with the SEC on 15 April 2010.

The Revolving Facility contains customary representations and warranties, covenants and events of default. Among other things, an event of default is triggered if either a default or an event of default occurs under any of our or our subsidiaries’ financial indebtedness. The obligations of the borrowers under the 2010 Senior Facilities Agreement are jointly and severally guaranteed by the other borrowers, ABIFI, Anheuser-Busch Companies, LLC and Brandbev S.à.R.L.

Mandatory prepayments are required to be made under the 2010 Senior Facilities Agreement in circumstances where a person or a group of persons acting in concert (other than our controlling shareholder, the Stichting or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of us, in which case, individual lenders are accorded rights to require prepayment in full of their respective portions of the outstanding utilizations.

We borrow under the Revolving Facility at an interest rate equal to LIBOR (or EURIBOR for euro-denominated loans) plus a margin of 0.2250% per annum based upon the ratings assigned by rating agencies to our long-term debt as of the date of this report. These margins may change to the extent that the ratings assigned to our long-term debt are modified, ranging between 0.175% per annum and 0.70% per annum. A commitment fee of 35% of the applicable margin is applied to any undrawn but available funds under the Revolving Facility. A utilization fee of up to 0.3% per annum is payable, dependent on the amount drawn under the Revolving Facility.

Effective 25 July 2011, we amended the Revolving Facility under the 2010 Senior Facilities Agreement. The termination date of the Revolving Facility was amended to 25 July 2016. On 5 July 2011, in connection with the amendment, we fully prepaid and terminated the term facility under the 2010 Senior Facilities Agreement. The amendment to the Revolving Facility is incorporated by reference as Exhibit 4.2 to this Form 20-F. Effective 20 August 2013, we amended the terms of the USD 8.0 billion five-year Revolving Facility extending the provision of USD 7.2 billion to a revised maturity of July 2018. The amendment to the Revolving Facility is incorporated by reference as Exhibit 4.3 to this Form 20-F. Effective 28 August 2015, we amended the terms of our Revolving Facility to increase the total commitment to USD 9.0 billion and to extend the maturity to August 2020. The amendment to the Revolving Facility is filed as Exhibit 4.4 to this Form 20-F.

Grupo Modelo Settlement Agreement

On 19 April 2013, former AB InBev, Grupo Modelo, Constellation Brands, Inc. and Crown Imports LLC, reached a final agreement with the U.S. Department of Justice on the terms of a settlement of the Department of Justice’s litigation challenging our acquisition of Grupo Modelo. The settlement required the divestiture to Constellation Brands, Inc. of Grupo Modelo’s brewery in Piedras Negras, Mexico and Grupo Modelo’s 50% stake in Crown Imports LLC, as well as the grant of perpetual brand licenses to Constellation Brands, Inc. The final judgment was approved by the Court in October 2013.

Under the terms of the stipulation order and final judgment, (i) Constellation Brands, Inc. was joined as a party to the action for the purposes of settlement and for the entry of a final judgment, (ii) we and Grupo Modelo agreed to the prompt and certain divestiture of certain rights and assets held by them, (iii) we and Constellation Brands, Inc. agreed to amend certain agreements that were executed in connection with the acquisition of the equity interest in Crown Imports LLC and the brewery, (iv) Constellation Brands, Inc. is obligated to build out and expand the Grupo Modelo’s brewery to a nominal capacity of at least 20 million hectoliters of packaged beer annually by 31 December 2016, and to use its best efforts to achieve certain construction milestones by specified dates, (v) the United States has approval rights, in its sole discretion, for amendments or modifications to the agreements between us and Constellation Brands, Inc., and (vi) the United States has a right of approval, in its sole discretion, of any extension beyond three years of the term of the interim supply agreement, which was executed by us and Constellation Brands, Inc. at the closing of the acquisition. In December 2016, we completed the sale of our brewery plant located in Obregón, Sonora, México to Constellation Brands, Inc. for a sale price of approximately USD 600 million. The final judgment is filed as Exhibit 4.18 to this Form 20-F.

D. EXCHANGE CONTROLS

There are no Belgian exchange control regulations that would affect the remittance of dividends to non-resident holders of our shares. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” for a discussion of various restrictions applicable to transfers of funds by our subsidiaries.

E. TAXATION

Belgian Taxation

The following paragraphs are a summary of material Belgian tax consequences of the ownership of our shares or ADSs by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of our shares or ADSs (“Holders”). This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership of our shares or ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, our shares or ADSs in a position, in a straddle, share-repurchase transaction, conversion transaction, synthetic security or other integrated financial transaction. Investors should consult their own advisors regarding the tax consequences of an investment in our shares or ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws.

Dividend Withholding Tax

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to our shares or ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits paid on or attributed to our shares or ADSs, irrespective of their form, as well as reimbursements of statutory share capital, except reimbursements of fiscal capital made in accordance with the Belgian Companies Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit-sharing certificates.

If we redeem our own shares or ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by our redeemed shares or ADSs) will be treated as a dividend, which in certain circumstances may be subject to a withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions. In case of our liquidation, any amounts distributed in excess of the fiscal capital will be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

A reduced withholding tax rate of 1.6995% (the “Reduced Withholding Tax”) will apply on dividends paid by us to a company that is a resident of the United States, provided that (i) the U.S. company has a legal form similar to the ones listed in the Annex to the European Union Parent-Subsidiary Directive of November 30, 2011 (2011/96/EU) (“EU Parent-Subsidiary Directive”), as amended from time to time, (ii) the U.S. company owns, on the date the dividend is payable or attributable, a participation representing less than 10% of our capital but with an acquisition value of at least EUR 2,500,000, (iii) the U.S. company holds our shares or ADSs in full legal ownership for an uninterrupted period of at least one year, (iv) the U.S. company submits an affidavit to us or our paying agent (see below). The Reduced Withholding Tax only applies if and to the extent that the Belgian dividend withholding tax is, in principle, neither creditable nor reimbursable in the hands of the U.S. resident company.

In order to benefit from the Reduced Withholding Tax, the U.S. resident company must provide us or our paying agent with an affidavit confirming the following points: (i) the U.S. company has a legal form similar to the ones listed in the Annex to the EU Parent-Subsidiary Directive, as amended from time to time, (ii) the U.S. company is subject to U.S. corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary U.S. corporate income tax regime, (iii) the acquisition value of the participation amounts to at least EUR 2,500,000 (but representing less than 10% of our capital), (iv) the dividends relate to our shares or ADSs which the U.S. company holds or has held in full legal ownership for an uninterrupted period of at least one year, (v) to which extent the Belgian withholding tax is in principle creditable or refundable in the hands of the U.S. company according to the legal provisions in force on December 31 of the year preceding the year of the payment or attribution of the dividends and (vi) the full name, legal form, address and, if applicable, the fiscal identification number of the U.S. company.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to a U.S. pension fund which satisfies the following conditions: (i) it is a legal entity with separate legal personality and fiscal residence in the United States; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in the United States; and (v) provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the shares or ADSs, nor obligated to pay a manufactured dividend with respect to the shares or ADSs under a securities borrowing transaction. The exemption will only apply if the U.S. pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the shares or ADSs and that the above conditions are satisfied. The organization must then forward that certificate to us or our paying agent.

For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds our shares or ADSs in connection with a business conducted in Belgium, through a fixed base in Belgium or a Belgian permanent establishment.

Relief of Belgian Dividend Withholding Tax

Under the income tax convention between the United States of America and Belgium (the “Treaty”), there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident that beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty (“Qualifying Holders”). If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is, however, applicable if the Qualifying Holder is: (i) a company that is a resident of the United States that has owned directly our shares or ADSs representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the Bureau Central de Taxation Bruxelles-Etranger, 33 Boulevard Roi Albert II, 33 (North Galaxy Tower B7), 1030 Brussels, Belgium. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend becomes payable. U.S. holders should consult their own tax advisers as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Capital Gains and Losses

Pursuant to the Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of our shares or ADSs do not fall within the scope of application of Belgian domestic tax law.

Capital gains realized on our shares or ADSs by a corporate Holder which is not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty are generally not subject to taxation and losses are not deductible (provided that our shares or ADSs are neither held in connection with a business conducted in Belgium, nor through a fixed base or permanent establishment in Belgium).

Private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty and who are holding our shares or ADSs as a private investment will, as a rule, not be subject to tax on any capital gains arising out of a disposal of our shares or ADSs and capital losses will, as a rule, not be deductible in Belgium, subject to the exceptions below.

If capital gains realized by private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty on our shares or ADSs are deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will be subject to a final professional withholding tax of 30.28% or must be reported in a non-resident tax return for the income year during which the gain has been realized, in which case the gain will be taxable at the rate of 35.51% (33% to be increased with a surcharge of currently 7%). The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding our shares or ADSs should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

Capital gains realized by such individual Holders on the disposal of our shares or ADSs for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity that is established outside the European Economic Area, are in principle taxable at a rate of 16.5% (plus a surcharge of currently 7%) if, at any time during the five years preceding the sale, such individual Holder has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (that is, a shareholding of more than 25% of our shares).

Capital gains realized by a Holder upon the redemption of our shares or ADSs or upon our liquidation will generally be taxable as a dividend (see above).

Estate and Gift Tax

There is no Belgium estate tax on the transfer of our shares or ADSs on the death of a Belgian non-resident.

Donations of our shares or ADSs made in Belgium may or may not be subject to gift tax depending on the modalities under which the donation is carried out.

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The applicable rate amounts to 0.27% of the consideration paid, but with a cap of EUR 1,600 (USD 1,722) per transaction and per party.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, existing shares or ADSs in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status.

In addition to the above, no stock market tax is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of 2 August 2002 acting for their own account, (ii) insurance companies described in Article 2, § 1 of the Law of 9 July 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of 27 October 2006 relating to the control of professional retirement institutions acting for their own account, (iv) collective investment institutions acting for their own account or (v) regulated real estate companies acting for their own account.

No stock market tax will thus be due by Holders on the subscription, purchase or sale of existing shares or ADSs if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.

U.S. Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of shares or ADSs. It applies to you only if you are a U.S. holder, as described below, and you hold your shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state, local, foreign and other tax consequences of owning and disposing of our shares and ADSs in your particular circumstances. In particular, you should confirm whether you qualify for the benefits of the Treaty and the consequences of failing to do so.

If a partnership holds our shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you hold our shares or ADSs as a partner in a partnership, you should consult your tax advisor with regard to the United States federal income tax treatment of an investment in our shares or ADSs.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (or “PFIC”) rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold our shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

You must include any Belgian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive, in the case of shares, or the depositary receives, in the case of ADSs, the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If the dividend is paid in euros, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the Belgian tax withheld in accordance with the Treaty and paid over to Belgium will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Belgian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. In addition, if you are eligible under the Treaty for a lower rate of Belgian withholding tax on a distribution with respect to the shares or ADSs, yet you do not claim such lower rate and, as a result, you are subject to a greater Belgian withholding tax on the distribution than you could have obtained by claiming benefits under the Treaty, such additional Belgian withholding tax would likely not be eligible for credit against your United States federal income tax liability.

Dividends will generally be income from sources outside the United States, and depending on your circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

PFIC Rules

We believe that our shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. A company is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs or makes a “qualified electing fund” (“QEF”) election the first taxable year in which we are treated as a PFIC, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain excess distributions ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The QEF election is conditioned upon our furnishing you annually with certain tax information. We may not take the action necessary for a U.S. shareholder to make a QEF election in the event our company is determined to be a PFIC.

Belgian Stock Market Tax

Any Belgian stock market tax that you pay will likely not be a creditable tax for United States federal income tax purposes. However, U.S. holders are exempt from such tax if they act for their own account and certain information is provided to relevant professional intermediaries (as described under “—Belgian Taxation—Belgian Tax on Stock Exchange Transactions”). U.S. holders are urged to consult their own tax advisors regarding the potential application of Belgian tax law to the ownership and disposition of our shares or ADSs.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

You may read and copy any reports or other information that we file at the public reference rooms of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices located at 3 World Financial Center, Suite 400, New York, NY 10281 and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval system are also publicly available through the SEC’s website on the Internet at http://www.sec.gov.

We also make available on our website, free of charge, our annual reports on Form 20-F, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is http://www.ab-inbev.com. The information on our website is not incorporated by reference in this document.

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 10 October 2016 has been filed as Exhibit 99.4 to the Form 6-K filed on 11 October 2016, regarding the Anheuser-Busch InBev SA/NV Articles of Association, and is also available on our website under http://www.ab-inbev.com/investors/corporate-governance/bylaws.html.

In accordance with Belgian law, we must prepare audited annual statutory and consolidated financial statements. The audited annual statutory and consolidated financial statements and the reports of our Board and statutory auditor relating thereto are filed with the Belgian National Bank, where they are available to the public. Furthermore, as a listed company, we publish an annual announcement preceding the publication of our annual financial report (which includes the audited annual financial statements, the report of our Board and the statutory auditor’s report). In addition, we publish interim management statements. Copies of these documents are available on our website under http://www.ab-inbev.com/investors/reports-and-filings.html.

We also disclose price sensitive information (inside information) and certain other information to the public. In accordance with the Belgian Royal Decree of 14 November 2007 on the obligations of issuers of financial instruments that are admitted to trading on a regulated market, such information and documentation is made available through our website, press releases and the communication channels of Euronext Brussels.

Our head office is located at Brouwerijplein 1, 3000 Leuven, Belgium. Our telephone number is +32 (0)1 627 6111 and our website is http://www.ab-inbev.com. The contents of our website do not form a part of this Form 20-F. Although certain references are made to our website in this Form 20-F, no information on our website forms part of this Form 20-F.

Documents related to us that are available to the public (reports, our Global Citizenship Report, our Corporate Governance Charter, written communications, financial statements and our historical financial information for each of the three financial years preceding the publication of this Form 20-F) can be consulted on our website (http://www.ab-inbev.com) and at: Anheuser-Busch InBev SA/NV, Brouwerijplein 1, 3000 Leuven, Belgium.

Unless stated otherwise in this Form 20-F, none of these documents form part of this Form 20-F.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk on the Acquisition of SABMiller

During 2015 and 2016, we entered into derivative foreign exchange forward contracts, as well as other non-derivative items also documented in a hedge accounting relationship, in order to economically hedge against exposure to changes in the U.S. dollar exchange rate for the cash component of the purchase consideration in pound sterling and South African rand. Although these derivatives and non-derivative items were considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules. Since inception of the derivative contracts in 2015 and upon the completion of the Transaction, USD 12.3 billion negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which USD 7.4 billion qualified for hedge accounting and was, accordingly, allocated as part of the consideration paid.

See notes 8, 11 and 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

Market Risk, Hedging and Financial Instruments

Our activities expose us to a variety of financial risks: market risk (including currency risk, fair value interest risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. We analyze each of these risks individually as well as on an interconnected basis, and define strategies to manage the economic impact on our performance in line with our financial risk management policy. Management meets on a frequent basis and is responsible for reviewing the results of the risk assessment, approving recommended risk management strategies, monitoring compliance with the financial risk management policy and reporting to the Finance Committee of our Board.

Some of our risk management strategies include the use of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps, exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. We do not, as a matter of policy, make use of derivative financial instruments in the context of speculative trading.

Financial markets experienced significant volatility over the past years, which we have addressed and are continuing to address through our existing risk management policies.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

Foreign Currency Risk

We are exposed to foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of our subsidiary engaged in the relevant transaction. To manage this risk, we primarily make use of foreign currency rate agreements, exchange traded foreign currency futures and cross-currency interest rate swaps.

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, our policy is to hedge operational transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operational transactions that are certain are hedged without any limitation in time. Non-operational transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are certain.

As of 31 December 2016, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2017 for the most important currency pairs such as USD/Brazilian real, USD/Mexican peso and euro/USD. Some exposures in certain countries had been either mostly or partially covered due to the fact that hedging can be limited in such countries as the local foreign exchange market prevents us from hedging at a reasonable cost. Open positions can also be the result of our risk management policy.

We have performed analyses in relation to our foreign currency transaction exposures using a currency sensitivity model that identified varying ranges of possible closing rates for 2016, factoring in the possible volatility in those exchange rates (see note 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016). Based on such analysis, we estimate that if certain currencies had weakened or strengthened against the U.S. dollar or euro during 2016, our 2016 profit before taxes would have been USD 112 million higher or lower, respectively, while the pre-tax translation reserves in equity would have been USD 774 million higher or lower, respectively.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2016, after certain hedging and fair value adjustments, USD 24.0 billion, or 19.5%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed sensitivity analyses in relation to our interest-bearing financial liabilities and assets that bear a variable rate of interest, factoring in a range of possible volatilities in the different markets where we hold such instruments (see note 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016). We have estimated that a change in market interest rates based on the range of volatilities considered in our analysis could have impacted our 2016 interest expense by plus or minus USD 23 million in relation to our floating rate debt. Such increase or decrease would be more than offset by a USD 53 million decrease or increase in interest income on our interest-bearing financial assets.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

Commodity Price Risk

We have significant exposures to the following commodities: aluminum, barley, corn grits, coal, corn syrup, corrugated cardboard, fuel oil, diesel, glass, hops, labels, malt, natural gas, orange juice, plastics, rice, steel and wheat. The commodity markets have experienced and are expected to continue to experience price fluctuation in the future. We therefore use both fixed-price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility, such as for aluminum.

As of 31 December 2016, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value
Commodities	<1 year	1-5 years	>5 years	Total
Aluminum swaps	1,211	31	—	1,242	61
Other commodity derivatives	1,124	189	—	1,313	64

Notes:

(1)	Represents the excess of assets over liabilities as of 31 December 2016.

These hedges are designated in a cash flow hedge accounting relationship in accordance with IAS 39.

See note 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for a fuller quantitative and qualitative discussion on the commodity risks that we are subject to, and our policies with respect to managing those risks.

Equity price risk

We entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in our shares could negatively impact future cash flows related to the share-based payments. Furthermore, we entered into a series of derivative contracts to hedge the deferred share instrument related to the Grupo Modelo combination (see also notes 11 and 23 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016) and some share-based payments in connection with the acquisition of SABMiller. Most of these derivative instruments could not qualify for hedge accounting, therefore, they have not been designated in any hedging relationships.

As of 31 December 2016, an exposure for an equivalent of 91.6 million of our shares was hedged, resulting in a total loss of USD 851 million recognized in the profit or loss account for the period, of which USD 384 million related to our share-based payment programs, and USD 340 million and USD 127 million related to the Grupo Modelo and SABMiller acquisitions, respectively.

The sensitivity analysis on the share-based payments hedging program, calculated based on a 22.84% reasonable possible volatility of our share price, and with all the other variables held constant, would show USD 2,236 million positive/negative impact on our 2016 profit before tax.

Other Risks

See note 29 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Upon completion of the Transaction, we assumed the rights and obligations of former AB InBev under its Deposit Agreement, dated 30 June 2009, as amended from time to time, among former AB InBev, The Bank of New York Mellon, as depositary, and the owners and holders of ADSs from time to time under the Deposit Agreement, and the former AB InBev ADSs thereby became new AB InBev ADSs. As used in this section headed “—American Depositary Shares,” all references to the “depositary” are references to The Bank of New York Mellon in its capacity as depositary under the Deposit Agreement, and all references to the “custodian” are to the principal Brussels office of ING Belgium SA/NV in its capacity as custodian under the Deposit Agreement as appointed by the depositary.

Copies of the Deposit Agreement and any amendments to the Deposit Agreement are or will be on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain copies of the Deposit Agreement and any amendments thereto from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website at www.sec.gov.

The Deposit Agreement is among us, The Bank of New York Mellon, as ADR depositary, and all holders from time to time of ADRs issued under the Deposit Agreement. Copies of the Deposit Agreement are also on file at the ADR depositary’s corporate trust office and the office of the custodian. They are open to inspection by owners and holders during business hours.

Uncertificated ADSs may be registered on the books of the depositary in electronic book entry form by means of the Direct Registration System (“DRS”) operated by The Depository Trust Company (“DTC”). Periodic statements will be mailed to our ADS holders that reflect their ownership interest in such ADSs. Alternatively, under the Deposit Agreement, our ADSs may be certificated by ADRs delivered by the depositary to evidence the ADSs. Unless otherwise specified in this description, references to “ADSs” include (i) our uncertificated ADSs, the ownership of which will be evidenced by periodic statements ADS holders will receive, and (ii) our certificated ADSs evidenced by our ADRs.

The depositary’s office is located at 101 Barclay Street, New York, New York 10286. Because the depositary or its nominee actually holds the underlying Ordinary Shares, ADS holders generally receive the benefit from such underlying AB InBev Ordinary Shares through the depositary. ADS holders must rely on the depositary to exercise the rights of a shareholder on their behalf, including the voting of the Ordinary Shares represented by the ADSs. If a person becomes an owner of our ADSs, it will become a party to the Deposit Agreement and therefore will be bound by its terms and by the terms of the ADSs and the ADRs. The Deposit Agreement specifies the rights and obligations of AB InBev, the ADS holders’ rights and obligations as owners of ADSs and the rights and obligations of the depositary. The Deposit Agreement, the ADSs and the ADRs will be governed by New York law. However, the underlying Ordinary Shares will continue to be governed by Belgian law, which may be different from New York law.

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one share (or a right to receive one share) deposited with the principal Brussels office of ING Belgium SA/NV, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, NY 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, NY 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2016.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Belgian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the fee provisions of the deposit agreement. For more complete information regarding ADRs, you should read the entire deposit agreement and the form of ADR.

Fees and Expenses Payable by Holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

The greater of (a) $0.02 per ADS (or portion thereof) and (b) 6% of the cash distribution amount per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities by the depositary to ADS holders

$0.02 (or less) per ADS per calendar year	Depositary services. The fee for depositary services will not exceed $0.02 per ADS for any year

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Telex or facsimile charges provided for in the deposit agreement	Expenses for depositary services

Any unavoidable charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the Deposit Agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property remaining after it has paid the taxes.

Fees Payable by the Depositary

For the year ended 31 December 2016, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties, in connection with the ADS program for a total sum of USD 11,507,002.91.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses	11,362,513.10

Total	11,362,513.10

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2016.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Standard out-of-pocket maintenance costs	144,489.81
Total	144,489.81

Your Right to Receive the Shares Underlying Your ADRs

ADS holders will have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADSs

The Deposit Agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release will be closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (ii) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (iii) the depositary must be able to close out the pre-release on not more than five business days’ notice; and (iv) subject to such further indemnities and credit regulation as the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System (“Profile”) will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties will agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile and in accordance with the Deposit Agreement shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

We completed the Transaction on 10 October 2016. Our management has excluded the SABMiller Group from its assessment, as of 31 December 2016, of the effectiveness of internal controls over financial reporting and disclosure controls and procedures, to the extent subsumed by internal control over financial reporting. The assessment of internal control over financial reporting for the SABMiller Group will be included in our management’s assessment of the effectiveness of internal controls over financial reporting as of 31 December 2017. The Transaction, which was included as from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, positively impacted our consolidated revenue by USD 3,753 million for the year ended 31 December 2016 compared to the year ended 31 December 2015.

For more information on the effects of the Transaction, see note 6 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016.

Our majority-owned Brazilian subsidiary, Ambev, is listed on the New York Stock Exchange and subject to the reporting requirements under the Exchange Act. In Ambev’s management report on internal control over financial reporting contained in its annual report on Form 20-F for the year ended December 31, 2016, Ambev disclosed a material weakness in its internal control over financial reporting. The material weakness relates to the design and documentation of Ambev’s management review controls and other controls over the accounting and presentation of complex, non-routine transactions. In the period covered by Ambev’s financial statements, the complex, non-routine transaction that exposed the material weakness was the transfer of SABMiller’s business in Panama from AB InBev to Ambev in exchange for the transfer of Ambev’s businesses in Colombia, Peru and Ecuador to AB InBev. See “Item 4. Information on the Company—A. History and Development of the Company.” Ambev disclosed that the material weakness did not result in a misstatement to Ambev’s consolidated financial statements. The transaction was an exchange of businesses between AB InBev and a consolidated subsidiary, Ambev, that did not and could not have had a material impact on the AB InBev financial statements. Therefore, it was not deemed to be a deficiency in AB InBev’s internal control over financial reporting.

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial & Technology Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b)

as of 31 December 2016. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2016, the Chief Executive Officer and Chief Financial & Technology Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial & Technology Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the Chief Executive Officer and Chief Financial & Technology Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly, reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are only carried out in accordance with the authorization of our management and directors, and provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2016 was effective.

The effectiveness of internal control over financial reporting as of 31 December 2016 has been audited by Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA, our independent registered public accounting firm, as represented by Joël Brehmen. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

Changes in Internal Control over Financial Reporting

During the period covered by this Form 20-F, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that M. Michele Burns and Olivier Goudet are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act and are independent directors under Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and a Code of Dealing, each of which applies to all of our employees, including our principal executive, principal financial and principal accounting officers. Our Code of Business Conduct and Code of Dealing are together intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. Our Code of Dealing and Code of Business Conduct are filed as Exhibits 11.1 and 11.2, respectively, to this Form 20-F.

If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA acted as our independent auditor for the fiscal year ended 31 December 2016. PwC Bedrijfsrevisoren bcvba acted as our independent auditor for the fiscal year ended 31 December 2015. The table below sets forth the total amount billed to us by Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA and PwC Bedrijfsrevisoren bcbva for services performed in 2016 and 2015, respectively, and breaks down these amounts by category of service:

	2016	2015
	(USD thousand)
Audit Fees	7,450	6,939
Audit-Related Fees	1,802	2,164
Tax Fees	6,662	2,664
All Other Fees	—	204

Total	15,914	11,971

Audit Fees

Audit fees are fees billed for services that provide assurance on the fair presentation of financial statements and encompass the following specific elements:

•	An audit opinion on our consolidated financial statements;

•	An audit opinion on the statutory financial statements of individual companies within the AB InBev Group, where legally required;

•	A review opinion on interim financial statements; and

•	In general, any opinion assigned to the statutory auditor by local legislation or regulations.

Audit-Related Fees

Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors. These services usually result in a certification or specific opinion on an investigation or specific procedures applied, and include opinions/audit reports on information provided by us at the request of a third party (for example, prospectuses, comfort letters).

Over the last two years, audit-related services were mainly incurred in relation to the acquisition of SABMiller and services in connection with interim dividends.

Tax Fees

Tax fees in 2016 were related to expat services and other services. In 2015, the majority of our tax fees related to expat services and other services.

All Other Fees

All other fees were primarily related to economic analyses in 2016 and to the review of an e-commerce project in 2015.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

The Audit Committee decided as of 27 April 2012 to change the Pre-Approval Procedure. The advance approval of the Chairman of the Audit Committee is required for all audit and non-audit services provided by our auditors and was obtained for all such services provided in 2015 and 2016. The Vice-President of Corporate Audit can no longer pre-approve services provided by our auditors.

Our auditors and management report, on a quarterly basis, to the Audit Committee regarding the extent of the services provided and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
	(number of shares)	(USD)	(number of shares)	(USD million)
1 January 2016 – 31 January 2016	—	—	—
1 February 2016 – 29 February 2016	—	—	—
1 March 2016 – 31 March 2016	—	—	—
1 April 2016 – 30 April 2016	—	—	—
1 May 2016 – 31 May 2016	—	—	—
1 June 2016 – 30 June 2016	—	—	—
1 July 2016 – 31 July 2016	—	—	—
1 August 2016 – 31 August 2016	—	—	—
1 September 2016 – 30 September 2016	—	—	—
1 October 2016 – 31 October 2016(2)	—	—	—
1 November 2016 – 30 November 2016	—	—	—
1 December 2016 – 31 December 2016	—	—	—
Total	—	—	—	—

Notes:

(1)	Under certain of our share-based compensation plans, shares are granted to employees at a discount. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans.” The discount is granted in the form of additional shares, and if such employees leave the AB InBev Group prior to the end of the applicable vesting period, we take back the shares representing the discount. Technically, all of the “discount” shares are repurchased from the employee by our subsidiary, Brandbev, for an aggregate price of EUR 1, or USD 1 if the individual is located in the United States.
(2)	In connection with completion of the Transaction, we also engaged the following transactions related to our shares and ADSs:
(a)	On 7 October 2016, former AB InBev made a voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids for all of our shares issued to the former shareholders of SABMiller as part of the Transaction (the “Belgian Offer”). Following completion of the Belgian Offer, such shares were reclassified and consolidated into 555,466,167 Ordinary Shares and 325,999,817 Restricted Shares.
(b)	On 10 October 2016, former AB InBev merged into AB InBev through a Belgian-law merger by absorption under the Belgian Companies Code (the “Belgian Merger”), as a consequence of which we acquired all of the Ordinary Shares held by former AB InBev following the Belgian Offer and the reclassification and consolidation described above. Upon completion of the Transaction, all such Ordinary Shares were canceled, except for 85,000,000 such shares which we retained and held as treasury shares. Former AB InBev shareholders received one Ordinary Share for each former AB InBev share held at the record date for the Belgian Merger and, following the exchange of former AB InBev shares for Ordinary Shares, former AB InBev ADSs, each then representing one former AB InBev share, instead represented one Ordinary Share, thereby becoming AB InBev ADSs. Following completion of the Transaction, the share capital of AB InBev is 2,019,241,973 shares without nominal value. All shares are new Ordinary Shares, except for 325,999,817 Restricted Shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

In general, the 2009 Belgian Corporate Governance Code (the “Code”) that applies to us is a code of best practices applied to listed companies on a non-binding basis. The Code applies a “comply or explain” approach. That is, companies may depart from the Code’s provisions if they give a reasoned explanation of the reasons for doing so.

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need to be independent. As of 31 December 2016, our Board of Directors comprised three independent directors and twelve directors deemed not to be “independent” under the NYSE listing standards, none of which serve as part of our management. Of these twelve directors, eight are considered non-independent solely because they serve as directors of our majority shareholder, the Stichting, three are considered non-independent because of their relationships with Altria and BEVCO, the two largest holders of Restricted Shares, and the remaining director, María Asuncion Aramburuzabala, member of the Advisory Board of Grupo Modelo and former member of the Board of Directors of Grupo Modelo, is considered non-independent under the NYSE listing standards because she and former AB InBev director Valentín Diez Morodo purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion, on 5 June 2013.

The NYSE rules further require that the audit, nominating and compensation committees of a listed U.S. company be composed entirely of independent directors, including that there be a minimum of three members on the audit committee. The Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. As of 1 January 2017, all four voting members of our Audit Committee are independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934. However, one of the four directors on our Audit Committee, four of the five directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As the Audit Committee, Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

We consider that the terms of reference of our board committees are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. The audit report of Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements. The financial statements as of 31 December 2015 and for each of the two years in the period ended 31 December 2015 (prior to adjustments to retrospectively reflect the change in presentation of the our segment information) have been audited by PricewaterhouseCoopers Bedrijfsrevisoren bcvba. The audit report by PricewaterhouseCoopers Bedrijfsrevisoren bcvba, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19.	EXHIBITS

1.1*	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 10 October 2016 (English-language translation) (incorporated by reference to Exhibit 99.4 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 10 October 2016).

2.1*	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by former AB InBev on 3 December 2009).

2.2*	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by former AB InBev on 3 December 2009).

2.3*	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by former AB InBev on 13 April 2011).

2.4*	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by former AB InBev on 7 October 2011).

2.5*	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by former AB InBev on 21 December 2012).

2.6*	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.5 to Form 20-F filed by former AB InBev on 25 March 2013).

2.7*	Indenture, dated as of 25 January 2016, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference as Exhibit 2.7 to Form 20-F filed by former AB InBev on 14 March 2016).

2.8	Indenture, dated as of 16 December 2016, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee.

3.1*	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective 1 November 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by former AB InBev on 9 March 2016).

3.2*	Amended and Restated New Shareholders’ Agreement, dated 11 April 2016, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.37 to Schedule 13D filed by former AB InBev on 19 April 2016).

3.3*	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated 8 October 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Schedule 13D filed by Altria Group, Inc. on 2 November 2016).

4.1*	2010 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc., dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by former AB InBev on 15 April 2010). †

4.2*	Letter of Amendment dated 23 June 2011, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by former AB InBev on 13 April 2012).†

4.3*	Letter of Amendment dated 20 August 2013, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.3 to Form 20-F filed by former AB InBev on 24 March 2015).

4.4*	Amendment and Restatement Agreement dated 28 August 2015, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.4 to Form 20-F filed by former AB InBev on 14 March 2016).

4.5*	2015 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV, dated 28 October 2015 (incorporated by reference to Exhibit 99.4 to Form 6-K filed by former AB InBev on 12 November 2015).

4.6*	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by former AB InBev on 4 February 2011).

4.7*	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by former AB InBev on 4 February 2011).

4.8*	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.9*	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.10*	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.11*	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-169272) filed by former AB InBev on 8 September 2010).

4.12*	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.13*	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.14*	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.15*	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.16*	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.17*	2020 Dream Incentive Plan (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.18*	Final Judgment of the United States District Court for the District of Columbia, entered into on 21 October 2013, outlining the Grupo Modelo settlement (incorporated by reference to Exhibit 4.18 to Form 20-F filed by former AB InBev on 25 March 2014).

4.19*	Co-operation Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and SABMiller plc (incorporated by reference to Exhibit 99.3 to Form 6-K filed by former AB InBev on 12 November 2015).

4.20*	Deed of Amendment, dated as of 1 July 2016, to the Co-operation Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and SABMiller plc (incorporated by reference to Exhibit 99.2 to Form 6-K filed by former AB InBev on 29 July 2016).

4.21*	Deed of Amendment, dated as of 17 August 2016, to the Co-operation Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and SABMiller plc (incorporated by reference to Exhibit 99.1 to Form 6-K filed by former AB InBev on 23 August 2016).

4.22*	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 99.5 to former AB InBev’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.23*	Purchase Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.7 to Form 6-K filed by former AB InBev on 12 November 2015).‡

4.24*	Amendment No. 1 to Purchase Agreement, dated as of 25 March 2016, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 10.4 to Form F-4 (File No. 333-213328) filed by Anheuser-Busch InBev SA/NV on 26 August 2016)

4.25*	Amendment No. 2 to Purchase Agreement, dated as of 3 October 2016, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.2 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 12 October 2016).

4.26	Information Rights Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc.

4.27	Registration Rights Agreement, dated as of 10 October 2016, among Anheuser-Busch InBev SA/NV and the Holders as defined therein.

4.28*	Proposed Final Judgment of the United States District Court for the District of Columbia, dated as of 20 July 2016, relating to the Transaction (incorporated by reference to Exhibit 10.14 to Form F-4 (File No. 333-213328) filed by Anheuser-Busch InBev SA/NV on 26 August 2016).

4.29*	Deed of Indemnity, dated as of 19 August 2016, between Anheuser-Busch InBev SA/NV and SABMiller plc (now SABMiller Limited) (incorporated by reference to Exhibit 99.2 to Form 6-K filed by former AB InBev on 23 August 2016).

6.1	Description of earnings per share (included in note 23 to our audited consolidated financial statements included in this Form 20-F).

7.1	Ratio of Earnings to Fixed Charges.

8.1	List of significant subsidiaries (included in note 37 to our audited consolidated financial statements included in this Form 20-F).

11.1	Anheuser-Busch InBev Code of Dealing, dated as of January 2017.

11.2	Anheuser-Busch InBev Code of Business Conduct, dated as of December 2016.

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA.

15.2	Consent of PricewaterhouseCoopers Bedrijfsrevisoren.

15.3	Consent of Deloitte Touche Tohmatsu Auditores Independentes.

Notes:

*	Previously filed.
†	Certain terms are omitted pursuant to a request for confidential treatment.

‡	This filing excludes certain schedules and exhibits, which the Registrant agrees to furnish supplementally to the SEC upon request by the SEC.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anheuser-Busch InBev SA/NV (Registrant)

Date: 22 March 2017	By:	/s/ Sabine Chalmers
	Name:	Sabine Chalmers
	Title:	Chief Legal Officer

AB INBEV GROUP AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors of Anheuser-Busch InBev SA/NV

We have audited the accompanying consolidated statement of financial position of Anheuser-Busch InBev SA/NV (the “Company”) as of 31 December 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the years ended 31 December 2015 and 2014, before the effects of the adjustments to retrospectively reflect the change in presentation of the segment information, as described in Note 5 to the consolidated financial statements, were audited by other auditors whose report, dated 14 March 2016 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2016 consolidated financial statements present fairly, in all material respects, the financial position of Anheuser-Busch InBev SA/NV and subsidiaries as of 31 December 2016, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

We have also audited the adjustments to the 2015 and 2014 consolidated financial statements to retrospectively reflect the change in presentation of the segment information, as described in note 5 to the consolidated financial statements. Our audit procedures that were applied to the revised disclosures for comparative 2015 and 2014 reportable segments included: (i) agreeing the adjusted amounts of each segment to the underlying records obtained from management, and (ii) determining the mathematical accuracy of the reconciliations of the underlying records to derive the segment amounts presented in the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2015 and 2014 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 and 2014 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of 31 December 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 22 March 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Zaventem, 22 March 2017

/s/ Joël Brehmen

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises

BV o.v.v.e. CVBA / SC s.f.d. SCRL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Anheuser-Busch Inbev SA/NV

We have audited the internal control over financial reporting of Anheuser-Busch Inbev SA/NV (the “Company”) as of 31 December 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in management’s annual report on internal control over financial reporting, management excluded from its assessment the internal control over financial reporting at SABMiller Limited which was acquired on October 7, 2016, and whose financial statements constitute respectively 8 % of revenues of the group and 18 % of the total assets of the group (excluding goodwill which was integrated in the Company’s control environment) as of and for the year ended 31 December 2016. Accordingly, our audit did not include the internal control over financial reporting at SABMiller Limited. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated 22 March 2017 expressed an unqualified opinion on those consolidated financial statements.

Zaventem, 22 March 2017

/s/ Joël Brehmen

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises

BV o.v.v.e. CVBA / SC s.f.d. SCRL

Deloitte Touche Tohmatsu
Av. Dr. Chucri Zaidan, nº 1240
4º ao 12º andares - Golden Tower
04711-130 - São Paulo - SP
Brasil

Tel: + 55 (11) 5186-1000
Fax: + 55 (11) 5181-2911
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ambev S.A. and Subsidiaries

Sao Paulo, Brazil

We have audited the consolidated balance sheet of Ambev S.A. and subsidiaries (the “Company”) as of December 31, 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended. These financial statements, none of which are included herein, are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ambev S.A. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Sao Paulo, Brazil

March 22, 2017

To the Board of Directors and Shareholders of Anheuser-Busch InBev SA/NV

Report of Independent Registered Public Accounting Firm

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows before the effects of the adjustments to retrospectively reflect the change in the composition of reportable segments described in Note 5 present fairly, in all material respects, the financial position of Anheuser-Busch InBev SA/NV and its subsidiaries at 31 December 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of AmBev S.A. and its subsidiaries as of and for the year ended December 31, 2015. Those statements reflect total assets of USD 23,094 million as of 31 December 2015, and total revenues of USD 14,333 million in the year then ended. The consolidated financial statements of AmBev S.A. and its subsidiaries were audited by other auditors whose reports thereon have been furnished to us, and our opinion on the consolidated financial statements expressed herein, insofar as it relates to the amounts included for AmBev S.A. and its subsidiaries is based solely on the reports of the other auditors. We conducted our audits, before the effects of the adjustments described above, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the change in the composition of reportable segments described in Note 5 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

PwC Bedrijfsrevisoren BCVBA

Represented by

/s/ Koen Hens

Koen Hens

Bedrijfsrevisor

Sint-Stevens-Woluwe, 14 March 2016

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2016	2015	2014[1]
Revenue		45 517	43 604	47 063
Cost of sales		(17 803)	(17 137)	(18 756)

Gross profit		27 715	26 467	28 307
Distribution expenses		(4 543)	(4 259)	(4 558)
Sales and marketing expenses		(7 745)	(6 913)	(7 036)
Administrative expenses		(2 883)	(2 560)	(2 791)
Other operating income/(expenses)	7	732	1 032	1 386

Restructuring	8	(323)	(171)	(158)
Business and asset disposal	8	377	524	157
Acquisition costs business combinations	8	(448)	(55)	(77)
Impairment of assets	8	—	(82)	(119)
Judicial settlement	8	—	(80)	—

Profit from operations		12 882	13 904	15 111
Finance cost	11	(9 382)	(3 142)	(2 797)
Finance income	11	818	1 689	1 478

Net finance income/(cost)		(8 564)	(1 453)	(1 319)
Share of result of associates and joint ventures		16	10	9

Profit before tax		4 334	12 461	13 801
Income tax expense	12	(1 613)	(2 594)	(2 499)

Profit from continuing operations		2 721	9 867	11 302
Profit from discontinued operations	22	48	—	—

Profit of the year		2 769	9 867	11 302
Profit from continuing operations attributable to:
Equity holders of AB InBev		1 193	8 273	9 216
Non-controlling interest		1 528	1 594	2 086
Profit of the year attributable to:
Equity holders of AB InBev		1 241	8 273	9 216
Non-controlling interest		1 528	1 594	2 086
Basic earnings per share	23	0.72	5.05	5.64
Diluted earnings per share	23	0.71	4.96	5.54
Basic earnings per share from continuing operations	23	0.69	5.05	5.64
Diluted earnings per share from continuing operations	23	0.68	4.96	5.54

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2015 presentation.

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2016	2015	2014
Profit	2 769	9 867	11 302
Other comprehensive income: Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(226)	45	(491)

	(226)	45	(491)
Other comprehensive income: Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2 918)	(6 898)	(4 793)
Foreign exchange contracts recognized in equity in relation to the SABMiller combination	(7 099)	(1 738)	—
Foreign exchange contracts reclassified from equity in relation to the SABMiller combination	8 837	—	—
Effective portion of changes in fair value of net investment hedges	(161)	(201)	33
Cash flow hedges recognized in equity	110	281	314
Cash flow hedges reclassified from equity to profit or loss	(3)	(240)	(190)

	(1 234)	(8 796)	(4 636)
Other comprehensive income, net of tax	(1 460)	(8 751)	(5 127)
Total comprehensive income	1 309	1 116	6 175
Attributable to:
Equity holders of AB InBev	(275)	389	4 465
Non-controlling interest	1 584	727	1 710

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As at Million US dollar	Notes	31 December 2016	31 December 2015
ASSETS
Non-current assets
Property, plant and equipment	13	27 522	18 952
Goodwill	14	136 533	65 061
Intangible assets	15	44 568	29 677
Investments in associates and joint ventures	16	4 324	212
Investment securities	17	82	48
Deferred tax assets	18	1 261	1 181
Employee benefits	25	10	2
Derivatives	29H	146	295
Trade and other receivables	20	874	913

		215 320	116 341
Current assets
Investment securities	17	5 659	55
Inventories	19	3 913	2 862
Income tax receivables		1 112	687
Derivatives	29H	971	3 268
Trade and other receivables	20	6 391	4 451
Cash and cash equivalents	21	8 579	6 923
Assets classified as held for sale	22	16 439	48

		43 061	18 294

Total assets		258 381	134 635
EQUITY AND LIABILITIES
Equity
Issued capital	23	1 736	1 736
Share premium		17 620	17 620
Reserves		23 769	(13 168)
Retained earnings		28 214	35 949

Equity attributable to equity holders of AB InBev		71 339	42 137
Non-controlling interests	33	10 086	3 582

		81 425	45 719
Non-current liabilities
Interest-bearing loans and borrowings	24	113 941	43 541
Employee benefits	25	3 014	2 725
Deferred tax liabilities	18	16 678	11 961
Derivatives	29H	471	315
Trade and other payables	28	1 328	1 241
Provisions	27	1 409	677

		136 841	60 460
Current liabilities
Bank overdrafts	21	184	13
Interest-bearing loans and borrowings	24	8 618	5 912
Income tax payables		3 922	669
Derivatives	29H	1 263	3 980
Trade and other payables	28	23 086	17 662
Provisions	27	869	220
Liabilities associated with assets held for sale	22	2 174	—

		40 116	28 456

Total equity and liabilities		258 381	134 635
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2014	1 735	17 608	(874)	885	(1 475)	1 482	31 004	50 365	4 943	55 308
Profit	—	—	—	—	—	—	9 216	9 216	2 086	11 302
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(4 374)	—	—	(4 374)	(386)	(4 760)
Cash flow hedges	—	—	—	—	102	—	—	102	22	124
Re-measurements of post-employment benefits	—	—	—	—	(479)	—	—	(479)	(12)	(491)
Total comprehensive income	—	—	—	—	(4 751)	—	9 216	4 465	1 710	6 175
Shares issued	1	12	—	—	—	—	—	13	—	13
Dividends	—	—	—	—	—	(75)	(5 244)	(5 319)	(2 296)	(7 615)
Treasury shares	—	—	55	—	—	—	—	55	—	55
Share-based payments	—	—	—	195	—	—	—	195	18	213
Scope and other changes	—	—	—	—	—	—	198	198	(90)	108

As per 31 December 2014	1 736	17 620	(819)	1 080	(6 226)	1 407	35 174	49 972	4 285	54 257

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2015	1 736	17 620	(819)	1 080	(6 226)	1 407	35 174	49 972	4 285	54 257
Profit	—	—	—	—	—	—	8 273	8 273	1 594	9 867
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(6 157)	—	—	(6 157)	(942)	(7 099)
Foreign exchange contracts recognized in equity in relation to the SABMiller combination	—	—	—	—	(1 738)	—	—	(1 738)	—	(1 738)
Cash flow hedges	—	—	—	—	(36)	—	—	(36)	77	41
Re-measurements of post-employment benefits	—	—	—	—	47	—	—	47	(2)	45
Total comprehensive income	—	—	—	—	(7 884)	—	8 273	389	727	1 116
Dividends	—	—	—	—	—	(103)	(7 191)	(7 294)	(1 305)	(8 559)
Treasury shares	—	—	(807)	—	—	—	—	(807)	—	(807)
Share-based payments	—	—	—	184	—	—	—	184	20	204
Scope and other changes	—	—	—	—	—	—	(307)	(307)	(145)	(452)

As per 31 December 2015	1 736	17 620	(1 626)	1 264	(14 110)	1 304	35 949	42 137	3 582	45 719

[1]	See Note 23 Changes in equity and earnings per share.

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2016	1 736	17 620	(1 626)	—	1 264	(14 110)	1 304	35 949	42 137	3 582	45 719
Profit	—	—	—	—	—	—	—	1 241	1 241	1 528	2 769
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	(3 265)	—	—	(3 265)	186	(3 079)
Foreign exchange contracts recognized in equity in relation to the SABMiller combination	—	—	—	—	—	(7 099)	—	—	(7 099)	—	(7 099)
Foreign exchange contracts reclassified from equity in relation to the SABMiller combination	—	—	—	—	—	8 837	—	—	8 837	—	8 837
Cash flow hedges	—	—	—	—	—	223	—	—	223	(116)	107
Re-measurements of post-employment benefits	—	—	—	—	—	(212)	—	—	(212)	(14)	(226)
Total comprehensive income	—	—	—	—	—	(1 516)	—	1 241	(275)	1 584	1 309
Issuance of restricted shares for SABMiller ordinary shares	9 528	27 244	—	—	—	—	—	—	36 772	—	36 772
Transfer to reserves[1]	(9 528)	(27 244)	(8 953)	45 726	—	—	—	—	—	—	—
Acquisitions through business combinations[2]	—	—	—	—	—	—	—	—	—	6 201	6 201
Dividends	—	—	—	—	—	—	(92)	(7 041)	(7 133)	(1 347)	(8 480)
Treasury shares	—	—	174	—	—	—	—	(124)	50	—	50
Share-based payments	—	—	—	—	173	—	—	—	173	7	180
Scope and other changes[3]	—	—	1 425	—	—	—	—	(1 812)	(386)	59	(327)

As per 31 December 2016	1 736	17 620	(8 980)	45 726	1 437	(15 626)	1 212	28 214	71 339	10 086	81 425

[1]	See Note 23 Changes in equity and earnings per share.
[2]	See Note 6 Acquisitions and disposals.
[3]	During 2016, the company reclassified the results of treasury shares of 1 452m US dollar to retained earnings.

Consolidated cash flow statement

For the year ended 31 December Million US dollar	Notes	2016	2015	2014[1]
OPERATING ACTIVITIES
Profit		2 769	9 867	11 302
Depreciation, amortization and impairment	10	3 477	3 153	3 353
Impairment losses on receivables, inventories and other assets		110	64	108
Additions/(reversals) in provisions and employee benefits		293	324	(85)
Net finance cost/(income)	11	8 564	1 453	1 319
Loss/(gain) on sale of property, plant and equipment and intangible assets		(4)	(189)	4
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(410)	(362)	(219)
Equity-settled share-based payment expense	26	231	221	249
Income tax expense	12	1 613	2 594	2 499
Other non-cash items included in profit		(286)	(389)	(190)
Share of result of associates and joint ventures		(16)	(10)	(9)

Cash flow from operating activities before changes in working capital and use of provisions		16 341	16 726	18 331
Decrease/(increase) in trade and other receivables		(714)	(138)	(371)
Decrease/(increase) in inventories		(364)	(424)	(354)
Increase/(decrease) in trade and other payables		1 251	2 348	1 540
Pension contributions and use of provisions		(470)	(449)	(458)

Cash generated from operations		16 044	18 063	18 688
Interest paid		(3 279)	(1 943)	(2 476)
Interest received		558	334	273
Dividends received		43	22	30
Income tax paid		(3 256)	(2 355)	(2 371)

CASH FLOW FROM OPERATING ACTIVITIES		10 110	14 121	14 144
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		211	412	273
Sale of subsidiaries, net of cash disposed of	6	653	72	426
Acquisition of SABMiller, net of cash acquired	6	(65 166)	—	—
Proceeds from SABMiller transaction-related divestitures	6	16 342	—	—
Acquisition of other subsidiaries, net of cash acquired	6	(1 445)	(990)	(7 126)
Acquisition of property, plant and equipment and of intangible assets	13/15	(4 979)	(4 749)	(4 395)
Net of tax proceeds from the sale of assets held for sale		146	397	(65)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	17	(5 583)	169	(187)
Net proceeds from sale/(acquisition) of other assets		(27)	(195)	15
Net repayments/(payments) of loans granted		(229)	(46)	(1)

CASH FLOW FROM INVESTING ACTIVITIES		(60 077)	(4 930)	(11 060)
FINANCING ACTIVITIES
Purchase of non-controlling interest	23	(10)	(296)	(92)
Net proceeds from the issue of share capital	23	—	5	83
Proceeds from borrowings		86 292	16 237	18 382
Payments on borrowings		(23 617)	(15 780)	(15 159)
Cash net finance (cost)/income other than interests		(3 484)	(481)	239
Share buyback		—	(1 000)	—
Dividends paid		(8 450)	(7 966)	(7 400)

CASH FLOW FROM FINANCING ACTIVITIES		50 731	(9 281)	(3 947)
Net increase/(decrease) in cash and cash equivalents		764	(90)	(863)
Cash and cash equivalents less bank overdrafts at beginning of year		6 910	8 316	9 833
Effect of exchange rate fluctuations		721	(1 316)	(654)

Cash and cash equivalents less bank overdrafts at end of period	21	8 395	6 910	8 316

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Reclassified to conform to the 2015 presentation.

Notes to the consolidated financial statements

1.	CORPORATE INFORMATION

On 10 October 2016, AB InBev announced the completion of the Belgian merger and the successful completion of the business combination with SABMiller.

As a result of the Belgian merger, the former AB InBev has merged into Newbelco, and Newbelco has become the holding company for the combined former AB InBev and SABMiller groups. All assets and liabilities of the former AB InBev have been transferred to Newbelco, and Newbelco has automatically been substituted for the former AB InBev in all its rights and obligations by operation of Belgian law. Newbelco has been renamed Anheuser-Busch InBev, and the former AB InBev has been dissolved by operation of Belgian law.

The shares in the former AB InBev were delisted from Euronext Brussels, the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. The new ordinary shares were admitted to listing and trading on Euronext Brussels, the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores at the opening of business in each market on 11 October 2016. In addition, ADSs trading on the New York Stock Exchange, each of which used to represent one ordinary share of the former AB InBev, now each represent one new ordinary share, effective as of the opening of business in New York on 11 October 2016.

The share capital of AB InBev now amounts to 1 238 608 344 euro. It is represented by 2 019 241 973 shares without nominal value, of which 85,540,392 are held in treasury by AB InBev and its subsidiaries. All shares are new ordinary shares, except for 325 999 817 restricted shares.

Following the combination, AB InBev is consolidating SABMiller and reporting the results of the retained SABMiller operations in its income statement as of the fourth quarter 2016.

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200 000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion US dollar (excluding joint ventures and associates).

The consolidated financial statements of the company for the year ended 31 December 2016 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.

The financial statements were authorized for issue by the Board of Directors on 1 March 2017.

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2016 (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2016 and did not apply any European carve-outs from IFRS.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by the company and its subsidiaries.

(A)	Basis of Preparation and Measurement

Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic re-measurement), the cost approach is applied.

(B)	Functional and Presentation Currency

Unless otherwise specified, all financial information included in these financial statements have been stated in US dollar and has been rounded to the nearest million. As from 2009, following the combination with Anheuser-Bush, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar to provide greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. The functional currency of the parent company is the euro.

(C)	Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(D)	Principles of Consolidation

Subsidiaries are those entities controlled by AB InBev. AB InBev controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. A joint venture is an arrangement in which AB InBev has joint control, whereby AB InBev has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Associates and joint ventures are accounted for by the equity method of accounting, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred legal or constructive obligations on behalf of the associate or joint venture.

Joint operations arise when AB InBev has rights to the assets and obligations to the liabilities of a joint arrangement. AB InBev accounts for its share of the assets, liabilities, revenues and expenses as from the moment joint operation commences until the date that joint operation ceases.

The financial statements of the company’s subsidiaries, joint ventures, joint operations and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, joint venture, joint operation or associate are prepared as of a different date from that of AB InBev, adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev’s financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, joint ventures, joint operations or associates from AB InBev’s reporting period is no more than three months. Results from the company’s associate Efes are reported on a three month lag.

Transactions with non-controlling interests are treated as transactions with equity owners of the company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity where there is no loss of control.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with joint ventures, joint operations and associates are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 37 AB InBev companies.

(E)	Summary of Changes in Accounting Policies

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2016, and have not been listed in these consolidated financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(F)	Foreign currencies

Foreign Currency Transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

Translation of the Results and Financial Position of Foreign Operations

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not have material operations in hyperinflationary economies in 2016 and 2015.

Exchange Rates

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	2016	2015	2014	2016	2015	2014
Argentinean peso	15.850116	13.004955	8.552034	14.762591	9.101728	8.119265
Australian dollar	1.384689	—	—	1.3440978	—	—
Brazilian real	3.259106	3.904803	2.656197	3.474928	3.259601	2.348760
Canadian dollar	1.345983	1.388446	1.158305	1.318844	1.270237	1.099011
Colombian peso	3 002.14	3 145.64	—	2 986.89	2 792.222	—
Chinese yuan	6.944520	6.485535	6.206895	6.607635	6.256495	6.165793
Euro	0.948677	0.918527	0.823655	0.902821	0.899096	0.747695
Mexican peso	20.663842	17.206357	14.718112	18.464107	15.730837	13.224411
Pound sterling	0.812238	0.674152	0.641544	0.737400	0.653179	0.605515
Peruvian nuevo sol	3.352820	3.413342	2.973155	3.394121	3.135481	2.834909
Russian ruble	60.657097	72.881615	56.256744	66.905365	59.186097	36.741769
South Korean won	1 203.90	1 176.09	1 090.93	1 154.50	1 129.52	1 045.73
South African rand	13.714953	—	—	14.0166901	—	—
Turkish lira	3.516940	—	—	3.50148	—	—
Ukrainian hryvnia	27.190513	24.000600	15.768560	25.408674	21.493019	11.426006

(G)	Intangible Assets

Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy P).

Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Supply and Distribution Rights

A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory.

Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination.

Amortization related to supply and distribution rights is included within sales and marketing expenses.

Brands

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

Software

Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred.

Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports.

Other Intangible Assets

Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses.

Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses.

Subsequent Expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

Amortization

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution. Software and capitalized development costs related to technology are amortized over 3 to 5 years.

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy P).

Gains and Losses on Sale

Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets.

(H)	Business Combinations

The company applies the acquisition method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of AB InBev’s previously held interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

(I)	Goodwill

Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy P).

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to US dollar using the year-end exchange rate.

In respect of associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations.

Expenditure on internally generated goodwill is expensed as incurred.

(J)	Property, Plant and Equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy P). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Subsequent Expenditure

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings – other real estate properties	20 - 50 years
Production plant and equipment:
Production equipment	10 - 15 years
Storage, packaging and handling equipment	5 - 7 years
Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years
Point of sale furniture and equipment	5 years
Vehicles	5 years
Information processing equipment	3 - 5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated as it is deemed to have an indefinite life.

Gains and Losses on Sale

Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment.

(K)	Accounting for Leases

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Depreciation and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned (refer to accounting policies J and P).

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(L)	Investments

All investments are accounted for at trade date.

Investments in Equity Securities

Investments in equity securities are undertakings in which AB InBev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value, except those related to impairment losses which are recognized in the income statement, are recognized directly in other comprehensive income.

On disposal of an investment, the cumulative gain or loss previously recognized directly in other comprehensive income is recognized in profit or loss.

Investments in Debt Securities

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss respectively recognized in the income statement or directly in other comprehensive income. Fair value of these investments is determined as the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement.

Investments in debt securities classified as held to maturity are measured at amortized cost.

In general, investments in debt securities with maturities of more than three months when acquired and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

Other Investments

Other investments held by the company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in other comprehensive income. Impairment charges are recognized in the income statement.

(M)	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others.

(N)	Trade and Other Receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate of impairment losses for doubtful receivables is made based on a review of all outstanding amounts at the balance sheet date.

An allowance for impairment of trade and other receivables is established if the collection of a receivable becomes doubtful. Such receivable becomes doubtful when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows. An impairment loss is recognized in the income statement, as are subsequent recoveries of previous impairments.

(O)	Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. In the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(P)	Impairment

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the business unit level (that is a country or group of countries managed as a group below a reporting region). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of Recoverable Amount

The recoverable amount of the company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity investments classified as available for sale and quoted debt securities the recoverable amount is their fair value.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on discounted future cash flows using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

Reversal of Impairment Losses

Non-financial assets other than goodwill and equity investments classified as available for sale that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(Q)	Share Capital

Repurchase of Share Capital

When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

Dividends

Dividends are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability.

Share Issuance Costs

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(R)	Provisions

Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Restructuring

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

Onerous Contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Disputes and Litigations

A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities, and alcohol industry litigation matters.

(S)	Employee Benefits

Post-Employment Benefits

Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans.

a)	Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

b)	Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when the company recognizes related restructuring or termination costs. The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any plan assets. Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods.

Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent that economic benefits are available to AB InBev either from refunds or reductions in future contributions.

Other Post-Employment Obligations

Some AB InBev companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

Termination Benefits

Termination benefits are recognized as an expense at the earlier when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date and when the company recognizes costs for a restructuring. Termination benefits for voluntary redundancies are recognized if the company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Bonuses

Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that bonuses are settled in shares of the company, they are accounted for as share-based payments.

(T)	Share-Based Payments

Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will vest, the fair value of the options granted is expensed over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the company obtains the goods or the counterparty renders the service.

(U)	Interest-bearing Loans and Borrowings

Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis.

(V)	Trade and Other Payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(W)	Income Tax

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized i) on initial recognition of goodwill, ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and to the extent that the company is able to control the timing of the reversal. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax claims are recorded within provisions on the balance sheet (refer to accounting policy R).

(X)	Income Recognition

Income is recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the income can be measured reliably.

Goods Sold

In relation to the sale of beverages and packaging, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates, discounts for cash payments and excise taxes.

Rental and Royalty Income

Rental income is recognized under other operating income on a straight-line basis over the term of the lease. Royalties arising from the use by others of the company’s resources are recognized in other operating income on an accrual basis in accordance with the substance of the relevant agreement.

Government Grants

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

Finance Income

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness (refer to accounting policy Z).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt.

Dividend Income

Dividend income is recognized in the income statement on the date that the dividend is declared.

(Y)	Expenses

Finance Costs

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on available-for-sale financial assets as well as any losses from hedge ineffectiveness (refer to accounting policy Z).

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy U). The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

Research and Development, Advertising and Promotional Costs and Systems Development Costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer to accounting policy G).

Purchasing, Receiving and Warehousing Costs

Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses.

(Z)	Derivative Financial Instruments

AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates, equity prices and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes. Derivative financial instruments that are economic hedges but that do not meet the strict IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules, however, are accounted for as financial assets or liabilities at fair value through profit or loss.

Derivative financial instruments are recognized initially at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates. These pricing models also take into account the current creditworthiness of the counterparties.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in other comprehensive income or in the income statement.

Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge relation is determined to be effective.

Cash Flow Hedge Accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (hedging reserves). When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non-financial asset or a non-financial liability, the cumulative gain or loss is removed from other comprehensive income and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in other comprehensive income is reclassified into the income statement immediately.

Fair Value Hedge Accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

Net Investment Hedge Accounting

When a foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in the income statement.

Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable.

Offsetting Derivative Assets with Derivative Liabilities

A derivative asset and a derivative liability shall be offset and the net amount presented in the statement of financial position when, and only when, the company has a currently legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(AA) Segment Reporting

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by senior management.

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. The company has nine operating segments.

Given the transformational nature of the combination with SABMiller, the company has updated its segment reporting in order to add the former SABMiller geographies into the previous AB InBev geographies. Colombia, Peru, Ecuador, Honduras and El Salvador will be reported together with Mexico as Latin America West, Panama will be reported within Latin America North, Africa will be reported together with Europe as EMEA, and Australia, India and Vietnam will be reported within APAC.

The company’s six geographic regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific, plus its Global Export and Holding Companies comprise the company’s seven reportable segments for financial reporting purposes.

The aggregation criteria applied are based on similarities in the economic indicators (e.g. margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore management assessed additional factors such as management’s views on the optimal number of reporting segments, the continuation of the previous AB InBev geographies, peer comparison (e.g. APAC and EMEA being a commonly reported regions amongst the company’s peers), as well management’s view on the optimal balance between practical and more granular information.

The results of Global Export and Holding Companies, which includes the company’s global headquarters, the export businesses in countries in which AB InBev has no operations, and the interim supply agreement with Constellation Brands, Inc., are reported separately. The company six geographic regions plus the Global Export and Holding Companies will comprise the company’s seven reportable segments for all financial reporting purposes.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(BB) Exceptional Items

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to exceptional items are principally restructuring activities, impairments, gains or losses on disposal of investments and the effect of the accelerated repayment of certain debt facilities.

(CC) Discontinued Operations and non-current Assets Held for Sale

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(DD) Recently Issued IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the year ended 31 December 2016 they have not been applied in preparing these consolidated financial statements.

The following standards, amendments and interpretations have been issued recently, but are not yet effective:

IFRS 9 Financial Instruments (effective from annual periods beginning on or after 1 January 2018) is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

IFRS 15 Revenue from Contracts with Customers (effective from annual periods beginning on or after 1 January 2018). The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

IFRS 16 Leases (effective from annual periods beginning on or after 1 January 2019, not yet endorsed by the European Union) replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs.

The company is in process of assessing the full impact of the above standards and, apart from changes in the presentation of operating leases in the balance sheet, does not expect material impacts in the consolidated income statement.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2016, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty mainly related to the valuation of the individual assets acquired and liabilities assumed as part of the allocation of the SABMiller purchase price. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. Following the AB InBev and SABMiller combination, AB InBev is fully consolidating SABMiller in the AB InBev consolidated financial statements as of the fourth quarter 2016. Detail is provided in Note 6 Acquisitions and disposals of Subsidiaries of these consolidated financial statements.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

The company’s six geographic regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific, plus its Global Export and Holding Companies comprise the company’s seven reportable segments for financial reporting purposes.

Given the transformational nature of the transaction with SABMiller, that closed on 10 October 2016, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2015 segment reporting for purposes of result announcement and internal review by management. This presentation (further referred to as the “2015 Reference base”) includes, for comparative purposes, the SABMiller results as from the fourth quarter 2015. The tables below provide the segment information per segment for the twelve-month period ended 31 December 2015 and 2016 in the format that is used by management to monitor performance. The former SABMiller geographies: Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within Asia Pacific. Exports to countries in which AB InBev has operations following the combination, were allocated to the respective regions in the 2015 Reference Base.

The 2015 Reference Base and 2016 segment reporting exclude the results of the SABMiller businesses sold since the combination was completed, including the joint venture stakes in MillerCoors and CR Snow, and the sale of the Peroni, Grolsch and Meantime brands and associated businesses in Italy, the Netherlands, the UK and internationally. The 2015 Reference Base and 2016 segment reporting also exclude the results of the Central and Eastern Europe business and the stake in Distell. The results of the Central and Eastern Europe business will be reported as “Results from discontinued operations” until the sale is completed. The results of Distell will be reported as share of results of associates, and accordingly, are excluded from normalized EBIT and EBITDA.

The differences between the 2015 Reference base and the 2015 audited income statement as Reported represent the effect of the combination with SABMiller.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

Segment Reporting (Reference Base) - Unaudited

	North America		Latin America West		Latin America North		Latin America South		EMEA		Asia Pacific		Global Export and holding companies		Effect of acquisition		Consolidated
	2016	2015 Reference base	2016	2015 Reference base	2016	2015 Reference base	2016	2015 Reference base	2016	2015 Reference base	2016	2015 Reference base	2016	2015 Reference base	2016	2015 Bridge to Reported	2016	2015 Reported

Volumes	117	118	64	61	118	124	32	34	75	69	92	93	2	3	—	(45)	500	457
Revenue	15 698	15 603	5 188	5 396	8 461	9 156	2 850	3 331	6 010	5 638	6 074	6 220	1 237	1 582	—	(3 322)	45 517	43 604
Normalized EBITDA	6 250	6 172	2 376	2 680	3 751	4 727	1 431	1 592	1 774	1 723	1 645	1 625	(474)	(373)	—	(1 307)	16 753	16 839
Normalized EBITDA margin %	39.8%	39.6%	45.8%	49.7%	44.3%	51.6%	50.2%	47.8%	29.5%	30.6%	27.1%	26.1%					36.8%	38.6%
Depreciation, amortization and impairment	(809)	(754)	(388)	(423)	(750)	(695)	(191)	(181)	(473)	(419)	(658)	(631)	(210)	(159)	—	191	(3 477)	(3 071)
Normalized profit from operations (EBIT)	5 441	5 418	1 988	2 256	3 001	4 032	1 240	1 411	1 302	1 305	987	994	(683)	(534)	—	(1 115)	13 276	13 768

Segment Reporting (2015 and 2014 Reported)

	North America			Latin America West			Latin America North			Latin America South			EMEA
	2016	2015[1]	2014[1]	2016	2015[1]	2014[1]	2016	2015[1]	2014[1]	2016	2015[1]	2014[1]	2016	2015[1]	2014[1]

Volume	117	118	121	64	44	42	118	123	125	32	34	34	75	46	47
Revenue	15 698	15 603	16 093	5 188	4 079	4 756	8 461	9 096	11 269	2 850	3 331	2 825	6 010	4 128	4 973
Normalized EBITDA	6 250	6 172	6 820	2 376	2 002	2 149	3 751	4 709	5 742	1 431	1 593	1 389	1 774	1 142	1 395
Normalized EBITDA margin %	39.8%	39.6%	42.4%	45.8%	49.1%	45.2%	44.3%	51.8%	51.0%	50.2%	47.8%	49.2%	29.6%	27.7%	28.0%
Depreciation, amortization and impairment	(809)	(754)	(752)	(388)	(350)	(411)	(750)	(689)	(764)	(191)	(182)	(161)	(473)	(342)	(437)
Normalized profit from operations (EBIT)	5 441	5 418	6 068	1 988	1 652	1 738	3 001	4 020	4 979	1 240	1 411	1 228	1 302	800	958
Non-recurring items (refer Note 8)	(29)	102	(5)	252	29	(107)	(20)	(84)	(21)	(12)	(11)	(11)	(118)	70	(132)
Profit from operations (EBIT)	5 412	5 520	6 063	2 240	1 681	1 631	2 981	3 937	4 957	1 228	1 400	1 216	1 184	870	826
Net finance income/(cost)
Share of results of associates
Income tax expense
Profit from continuing operations
Discountinued operations
Profit/(loss)

Segment assets (non-current)[2]	62 467	61 870	61 693	71 041	21 749	25 239	13 614	11 357	14 553	2 357	2 301	2 534	41 975	4 316	4 875
Gross capex	895	1 112	542	710	515	461	709	1 056	1 464	389	488	363	1 001	466	445
FTE[3]	19 314	16 844	15 348	51 418	32 201	32 122	40 416	39 359	38 381	9 571	9 615	9 677	43 456	11 749	13 865

	Asia Pacific			Global Export and holding companies			Consolidated
	2016	2015[1]	2014[1]	2016	2015[1]	2014[1]	2016	2015[1]	2014[1]

Volume	92	90	84	2	3	6	500	457	459
Revenue	6 074	5 784	5 230	1 237	1 582	1 917	45 517	43 604	47 063
Normalized EBITDA	1 639	1 444	1 147	(474)	(225)	(99)	16 753	16 839	18 542
Normalized EBITDA margin %	27.1%	25.0%	21.9%	—	—	—	36.8%	38.6%	39.4%
Depreciation, amortization and impairment	(658)	(606)	(551)	(210)	(148)	(160)	(3 477)	(3 071)	(3 234)
Normalized profit from operations (EBIT)	987	838	596	(683)	(373)	(259)	13 276	13 768	15 308
Non-recurring items (refer Note 8)	(84)	90	(84)	(383)	(61)	165	(394)	136	(197)
Profit from operations (EBIT)	903	928	512	(1 066)	(434)	(94)	12 882	13 904	15 111
Net finance income/(cost)							(8 564)	(1 453)	(1 319)
Share of results of associates							16	10	9
Income tax expense							(1 613)	(2 594)	(2 499)
Profit from continuing operations							2 721	9 867	11 302
Discountinued operations							48	—	—
Profit/(loss)							2 769	9 867	11 302

Segment assets (non-current)	21 436	12 761	13 053	2 430	1 987	2 062	215 320	116 341	124 009
Gross capex	837	1 166	987	379	225	80	4 919	5 028	4 342
FTE	39 213	40 101	42 727	3 245	2 454	1 910	206 633	152 321	154 029

FOR THE PERIOD ENDED 31 DECEMBER 2016, NET REVENUE FROM THE BEER BUSINESS AMOUNTED TO 41 421M US DOLLAR (2015: 40 595M US DOLLAR; 2014: 43 116M US DOLLAR) WHILE THE NET REVENUE FROM THE NON-BEER BUSINESS (SOFT DRINKS AND OTHER BUSINESS) ACCOUNTED FOR 4 096M US DOLLAR (2015: 3 009M US DOLLAR; 2014: 3 947M US DOLLAR). ON THE SAME BASIS, NET REVENUE FROM EXTERNAL CUSTOMERS ATTRIBUTABLE TO AB INBEV’S COUNTRY OF DOMICILE (BELGIUM) REPRESENTED 687M US DOLLAR (2015: 690M US DOLLAR; 2014: 896M US DOLLAR) AND NON-CURRENT ASSETS LOCATED IN THE COUNTRY OF DOMICILE REPRESENTED 1 440M US DOLLAR (2015: 1 169M US DOLLAR; 2014: 1 176M US DOLLAR).

[1]	2015 and 2014 as Reported, adjusted to reflect the effects of SABMiller Combination on the AB InBev’s historical segmental information.
[2]	The increase in the non-current segment assets is mainly related to the intangible assets and goodwill recognized following the combination with SABMiller. See also Note 6 – Acquisition and disposal of subsidiaries.
[3]	Includes FTE from SABMiller retained operations at year end 2016 per AB InBev’s definition in the glossary. This definition is different than the one formerly applied by SABMiller.

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions and disposals on the Statement of financial position and cash flows of AB InBev for 31 December 2016 and 2015:

Million US dollar	2016 Acquisitions	2015 Acquisitions	2016 Disposal	2015 Disposal

Non-current assets
Property, plant and equipment	9 346	121	(115)	(51)
Intangible assets	20 719	270	—	(19)
Investments in associates	4 448	—	—	—
Investment securities	21
Deferred tax assets	183	—	—	—
Employee benefits	3	—	—	—
Derivatives	579	—	—	—
Trade and other receivables	59	—	—	—

Current assets
Inventories	1 018	20	(17)	(1)
Income tax receivable	189	—	—	—
Derivatives	60	—	—	—
Trade and other receivables	1 285	40	(4)	—
Cash and cash equivalents	1 455	14	(75)	—
Assets held for sale	24 805	—	—	1

Non-current liabilities
Interest-bearing loans and borrowings	(9 130)	(7)	—	—
Employee benefits	(196)	—	—	1
Deferred tax liabilities	(5 812)	(7)	6	—
Derivatives	(24)	—	—	—
Trade and other payables	(140)	(45)	10	—
Provisions	(688)	—	—	(3)

Current liabilities
Bank overdraft	(212)	—	—	—
Interest-bearing loans and borrowings	(2 852)	(3)	—	—
Income tax payable	(4 310)	—	—	—
Derivatives	(156)	—	—	—
Trade and other payables	(3 598)	(12)	41	—
Provisions	(847)	—	—	—

Net identifiable assets and liabilities	36 205	391	(156)	(72)

Non-controlling interest	(6 214)	—	—	—

Goodwill on acquisitions and goodwill disposed of	74 886	288	(187)	—
Loss/(gain) on disposal	—	—	(406)	(21)
Prior year payments	(143)	—	—	—
Consideration to be paid	(365)	(25)	—	—
Net cash paid on prior years acquisitions	34	485	(5)	—

Consideration paid/(received)	104 403	1 139	(754)	(93)

Cash (acquired)/ disposed of	(1 243)	(14)	75	—
Converted to restricted shares	(36 772)	—	—	—

Net cash outflow / (inflow)	66 388	1 125	(679)	(93)

2016 Acquisitions

The following transactions took place in 2016:

Combination with Sabmiller

On 11 November 2015, the boards of AB InBev and SABMiller plc (“SABMiller”) announced that they had reached an agreement on the terms of the proposed business combination between SABMiller and AB InBev (the “Combination”).

The Combination was implemented through a series of steps and completed on the 10th of October. During the final step of the proposed structure, Anheuser Busch InBev SA/NV, the holding of the AB InBev group, merged into Newbelco SA/NV (Newbelco), which was formed for the purpose of effecting the Combination, so that following completion of the Combination, Newbelco became the new holding company for the combined AB InBev and SABMiller group. Newbelco has been renamed Anheuser-Busch InBev SA/NV.

Under the terms of the Combination, each SABMiller shareholder was entitled to elect to receive 45.00 pounds sterling in cash in respect of each SABMiller share (subject to the terms and conditions of the Combination). The Combination also included a partial share alternative (the “Partial Share Alternative”), under which SABMiller shareholders could elect to receive 4.6588 pounds sterling in cash and 0.483969 restricted shares in respect of each SABMiller share in lieu of the full cash consideration to which they would otherwise be entitled under the Combination (subject to scaling back in accordance with the terms of the Partial Share Alternative and the other terms and conditions of the Combination).

The Partial Share Alternative was limited to a maximum of 326,000,000 restricted shares and 3.1 billion pounds sterling in cash, Altria Inc. and Bevco Ltd. which held in aggregate approximately 40% of the ordinary share capital of SABMiller, had given irrevocable undertakings to AB InBev to elect for the Partial Share Alternative in respect of their entire beneficial holdings in SABMiller.

On 6 October 2016, Newbelco issued 163 276 737 100 ordinary shares (“Initial Newbelco Shares”) to SABMiller shareholders through a capital increase of 85 531m euro equivalent to 75.4 billion pound sterling, as consideration for 1 632 767 371 ordinary shares of SABMiller pursuant to a UK law court-sanctioned scheme of arrangement (the “UK Scheme”). Following completion of the tender offer, AB InBev acquired 102 890 758 014 Initial Newbelco Shares tendered into the Belgian offer. Based on the terms of the UK Scheme, all Initial Newbelco Shares not tendered to AB InBev in the context of the Belgian offer (i.e. 60 385 979 086 Initial Newbelco Shares) were reclassified into 325 999 817 restricted shares, in accordance with the mechanism by which any Initial Newbelco Shares that were retained after closing of the Belgian offer were automatically reclassified and consolidated.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. Subject to limited exceptions, the restricted shares will only be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the Combination. From completion of the Combination, such restricted shares rank equally with the new ordinary shares with respect to dividends and voting rights. Following completion of the combination, AB InBev acquired 105 246 SABMiller shares from option holders that had not exercised their option rights prior to the completion of the combination for a total consideration of 5m euro. Following this transaction AB InBev owns 100 % of the SABMiller shares.

The SABMiller purchase consideration is calculated as follows:

	Newbelco number of shares	Newbelco valuation in million pound sterling	Newbelco valuation in million euro

Tender offer (cash consideration)	102 890 758 014	46 301	52 522
Converted to restricted shares	60 385 979 086	29 099	33 009	(i)

	163 276 737 100	75 400	85 531

Total equity value at offer in million euro			85 531
Purchase from option holders			5

Total equity value in million euro			85 536
Total equity value in million US dollar			95 288
Foreign exchange hedges and other			7 848	(ii)

Purchase consideration			103 136
Add: fair market value of total debt assumed			11 870
Less: total cash acquired			(1 198)

Gross purchase consideration			113 808

(i)	The restricted share valuation is based on the valuation of the Newbelco shares that were not tendered into the Belgian offer and has regard to the AB InBev share price of the day of the closing of the SABMiller transaction, adjusted for the specificities of the restricted shares in line with fair value measurement rules under IFRS.
(ii)	During 2015 and 2016, AB InBev entered into derivative foreign exchange forward contracts, as well as other non-derivative items also documented in a hedge accounting relationship, in order to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling and South African rand. Although these derivatives and non-derivative items were considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules. Since inception of the derivative contracts in 2015 and upon the completion of the combination with SABMiller, 12.3 billion US dollar negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which 7.4 billion US dollar qualified for hedge accounting and was, accordingly, allocated as part of the consideration paid. The settlement of the portion of the derivatives that did not qualify as hedge accounting was classified as cash flow from financing activities in the consolidated cash flow statement.

On 10 October 2016, AB InBev announced completion of the Belgian merger and the successful completion of the business combination with SABMiller.

As a result of the Belgian merger, the former Anheuser-Busch InBev SA/NV (the “former AB InBev”) has merged into Newbelco SA/NV (“Newbelco”), and Newbelco has become the holding company for the combined former AB InBev and SABMiller groups. All assets and liabilities of the former AB InBev have been transferred to Newbelco, and Newbelco has automatically been substituted for the former AB InBev in all its rights and obligations by operation of Belgian law. Newbelco has been renamed Anheuser-Busch InBev SA/NV, and the former AB InBev has been dissolved by operation of Belgian law.

The shares in the former AB InBev were delisted from Euronext Brussels, the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. The new ordinary shares were admitted to listing and trading on Euronext Brussels, the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores at the opening of business in each market on 11 October 2016. In addition, ADSs trading on the New York Stock Exchange, each of which used to represent one ordinary share of the former AB InBev, now each represent one new ordinary share, effective as of the opening of business in New York on 11 October 2016.

The share capital of AB InBev now amounts to 1 238 608 344 euro. It is represented by 2 019 241 973 shares without nominal value, of which 85 540 392 are held in treasury by AB InBev and its subsidiaries. All shares are new ordinary shares, except for 325 999 817 restricted shares.

AB InBev financed the cash consideration of the transaction with 18.0 billion US dollar drawn down under the 75.0 billion US dollar Committed Senior Acquisition Facilities agreement dated 28 October 2015, together with excess liquidity resulting from the issuance of bonds in 2016. See Note 24 Interest bearing loans and borrowings.

The transaction costs incurred in connection with the transaction, which include transaction taxes, advisory, legal, audit, valuation and other fees and costs, amounted to approximately USD 1.0 billion. In addition AB InBev incurred approximately USD 0.7 billion of costs in connection with the transaction-related financing arrangements.

In accordance with IFRS, the merger between the former AB InBev into Newbelco is considered for accounting purposes as a reverse acquisition, operation by which Newbelco legally absorbed assets and liabilities of former AB InBev. As a consequence, the legal acquirer (Newbelco) is considered as the accounting acquiree and the legal acquiree (former AB InBev) is considered the accounting acquirer. Therefore, the consolidated financial statements represent the continuation of the financial statements of former AB InBev. The assets and liabilities of former AB InBev remained recognized at their pre-combination carrying amounts. The identified assets, liabilities and non-controlling interests of SABMiller are recognized in accordance with IFRS 3 Business Combinations and have only been provisionally determined at the end of the reporting period.

The provisional allocation of the purchase price included in the balance sheet and detailed in the table below is based on the current best estimates of AB InBev’s management with input from independent third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of SABMiller’s recorded assets, liabilities and non-controlling interests and the determination of any residual amount that will be allocated to goodwill.

The following table presents the provisional allocation of purchase price to the SABMiller business:

Million US dollar	Provisional fair values

Non-current assets
Property, plant and equipment	9 060
Intangible assets	20 040
Investment in associates	4 386
Investment securities	21
Deferred tax assets	179
Derivatives	579
Trade and other receivables	59

Current assets
Inventories	977
Income tax receivable	189
Derivatives	60
Trade and other receivables	1 257
Cash and cash equivalents	1 410
Assets held for sale	24 805

Non-current liabilities
Interest-bearing loans and borrowings	(9 021)
Employee benefits	(195)
Deferred tax liabilities	(5 801)
Derivatives	(24)
Trade and other payables	(146)
Provisions	(688)

Current liabilities
Bank overdraft	(212)
Interest-bearing loans and borrowings	(2 849)
Income tax payable	(4 310)
Derivatives	(156)
Trade and other payables	(3 520)
Provisions	(847)

Net identified assets and liabilities	35 253

Non-controlling interests	(6 200)

Goodwill on acquisition	74 083

Purchase consideration	103 136

The transaction resulted in 74.1 billion US dollar of goodwill provisionally allocated primarily to the businesses in Colombia, Ecuador, Peru, Australia, South Africa and other African, Asia Pacific and Latin American countries. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for cost synergies expected to be achieved in SABMiller. Management’s assessment of the future economic benefits supporting recognition of this goodwill is in part based on expected savings through the implementation of AB InBev best practices such as, among others, a zero based budgeting program and initiatives that are expected to bring greater efficiency and standardization, generate cost savings and maximize purchasing power. Goodwill also arises due to the recognition of deferred tax liabilities in relation to the preliminary fair value adjustments on acquired intangible assets for which the amortization does not qualify as a tax deductible expense. None of the goodwill recognized is deductible for tax purposes.

The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings, employee benefits, other assets and liabilities and non-controlling interests are based on the current best estimates of AB InBev’s management, with input from independent third parties.

The majority of the intangible asset valuation relates to brands with indefinite life, valued for a total amount of 19.9 billion US dollar. The valuation of the brands with indefinite life is based on a series of factors, including the brand history, the operating plan and the countries in which the brands are sold. The fair value of brands was estimated by applying a combination of known valuation methodologies, such as the royalty relief and excess earnings valuation approaches.

The intangibles with an indefinite life mainly include the Castle and Carling brand families in Africa, the Aguila and Poker brand families in Colombia, the Cristal and Pilsner brand families in Ecuador, and the Carlton brand family in Australia.

A deferred tax liability has been accrued on the fair value adjustments considering tax rates expected to apply to the period when the assets are realized or liabilities are settled, based on enacted tax rates in the relevant tax jurisdictions.

Assets held for sale were recognized in relation to the divestiture of SABMiller’s interests in the MillerCoors LLC joint venture and certain of SABMiller’s portfolio of Miller brands outside of the U.S. to Molson Coors Brewing company; the divestiture of SABMiller’s European premium brands to Asahi Group Holdings, Ltd and the divestiture of SABMiller’s interest in China Resources Snow Breweries Ltd. to China Resources Beer (Holdings) Co. Ltd. These divestments were completed on 11 October 2016.

Assets held for sale were also recognized in relation to the agreement to sell SABMiller’s assets in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) to Asahi and the agreement to divest SABMiller’s interests in Distell Group Limited in South Africa to the Public Investment Corporation (SOC) Limited. By 31 December 2016, these disposals had not closed. In addition, the company has announced its agreement to transfer SABMiller’s Panamanian business to its Brazilian-listed subsidiary Ambev S.A. (“Ambev”) in exchange for Ambev’s businesses in Colombia, Peru and Ecuador, to allow Ambev to initiate operations in Panama through the established SABMiller business and further expand its businesses in Central America; however, no effect has been given to such asset exchange within the provisional allocation of the purchase price as all businesses will remain within the Combined Group.

Non-controlling interests recognized at acquisition date were measured by the reference to their fair values and amounted to 6.2 billion US dollar. The fair value of non-controlling interests were estimated by applying primarily a market-based multiple valuation and assumed adjustments because of lack of control or lack of marketability that market participants would consider when estimating the fair value of non-controlling interests in SABMiller’s owned businesses. The Market Approach analyzes market conditions and transactions comparable to the subject asset being valued, and estimates the fair value where reliable and available data on guideline transactions can be found.

Following the completion date of the transaction, SABMiller contributed 3.8 billion US dollar to the revenue and 0.7 billion US dollar to the profit of AB InBev. If the acquisition date had been 1 January 2016 it is estimated that AB InBev’s combined revenue and profit from operations would have been higher by 8.4 billion US dollar, and 2.2 billion US dollar respectively. The combined data includes certain purchase accounting adjustments such as the estimated changes in depreciations and amortization expenses on acquired tangible and intangible assets. However, the combined results do not include any anticipated cost savings or other effects of the planned integration of SABMiller. Accordingly, such amounts are not necessarily indicative of the results if the combination had occurred on 1 January 2016 or that may result in the future.

Other Acquisitions and Disposals

2016 Acquisitions

During 2016, AB InBev completed the acquisition of the Canadian rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group. In a separate transaction, Mark Anthony Group agreed to sell certain non-U.S. and non-Canadian trademark rights and other intellectual property to one of the company’s subsidiaries. The aggregate purchase price of such acquisitions was approximately 413m US dollar. Mark Anthony Group retains full ownership of its U.S. business, as well as the Canadian wine, spirits and beer import and distribution business.

2015 Acquisitions

During 2015, AB InBev performed a mandatory tender offer and purchased all outstanding Grupo Modelo’s shares held by third parties for a total consideration of 483m US dollar. Following the tender offer, Modelo became a wholly owned subsidiary of AB InBev and Modelo was delisted.

The company undertook a series of additional acquisitions and disposals during 2015 and 2016, with no significant impact in the company’s consolidated financial statements.

7.	OTHER OPERATING INCOME/(EXPENSES)

Million US dollar	2016	2015	2014

Government grants	432	668	697
License income	65	73	123
Net (additions to)/reversals of provisions	(50)	(31)	(10)
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	37	20	5
Net rental and other operating income	248	302	573

	732	1 032	1 387

Research expenses as incurred	244	207	217

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

In 2016, the company expensed 244m US dollar in research, compared to 207m US dollar in 2015 and 217m US dollar in 2014. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives.

8.	EXCEPTIONAL ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items, which in management’s judgment, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The exceptional items included in the income statement are as follows:

Million US dollar	2016	2015	2014[1]

Restructuring	(323)	(171)	(158)
Acquisition costs business combinations	(448)	(55)	(77)
Business and asset disposal	377	524	157
Impairment of assets	—	(82)	(119)
Judicial settlement	—	(80)	—

Impact on profit from operations	(394)	136	(197)

The exceptional restructuring charges for 2016 total (323)m US dollar. These charges primarily relate to the integration of SABMiller and to organizational alignments in EMEA, Asia Pacific and Latin America West. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (448)m US dollar by the end of December 2016, primarily related to costs incurred in relation to the combination with SABMiller.

Business and asset disposals resulted in a net gain of 377m US dollar as per 31 December 2016, mainly attributable to the proceeds from the sale of the company’s brewery plant located in Obregón, Sonora, México to Constellation Brands, Inc.

The exceptional restructuring charges for 2015 total (171)m US dollar. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in North America and EMEA.

Business and asset disposals resulted in a net gain of 524m US dollar as per 31 December 2015, which consists primarily of gains on property sales, and compensation for the termination agreements with Crown imports for the distribution of Grupo Modelo products thought the company’s wholly owned distributors in the US, and with Monster for the distribution of its brands through the Anheuser-Busch distribution system.

The exceptional restructuring charges for 2014 total (158)m US dollar. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in Asia Pacific and Europe.

Acquisition costs of business combinations amount to (77)m US dollar by the end of December 2014 primarily relating to cost incurred for the acquisition of OB that closed on 1 April 2014.

The business and asset disposals resulted in a net gain of 157m US dollar as per 31 December 2014 mainly attributable to the additional proceeds from the sale of the Central European operations to CVC Capital Partners and the disposal of Extra and the glass production plant located in Piedras Negras, Coahuila, Mexico.

Impairment of assets for the period ended 31 December 2014 mainly relate to the closure of the Angarsk and Perm breweries in Russia.

[1]	Reclassified to conform to the 2015 presentation.

All the above amounts are before income taxes. The exceptional items as of 31 December 2016 decreased income taxes by 77m US dollar (31 December 2015: (201)m US dollar increase of income taxes; 31 December 2014: 25m US dollar decrease of income taxes).

Non-controlling interest on the exceptional items amounts to 13m US dollar for period ended 31 December 2016 (31 December 2015: 39m US dollar; 31 December 2014: 14m US dollar).

9.	PAYROLL AND RELATED BENEFITS

Million US dollar	2016	2015	2014

Wages and salaries	(4 404)	(3 706)	(3 844)
Social security contributions	(647)	(633)	(663)
Other personnel cost	(580)	(648)	(682)
Pension expense for defined benefit plans	(194)	(212)	206
Share-based payment expense	(228)	(225)	(251)
Contributions to defined contribution plans	(77)	(90)	(145)

	(6 130)	(5 514)	(5 379)

Number of full time equivalents (FTE) at year-end	206 633	152 321	154 029

The number of full time equivalents can be split as follows:

	2016	2015	2014

AB InBev NV (parent company)	225	191	185
Other subsidiaries	206 408	152 130	153 844

	206 633	152 321	154 029

The 2016 increase in payroll and related benefits and FTEs is mainly due to the business combination with SABMiller. See also Note 6 – Acquisition and disposal of subsidiaries.

10.	ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2016 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 292	21	—
Distribution expenses	143	1	—
Sales and marketing expenses	363	208	—
Administrative expenses	222	218	—
Other operating expenses	2	1	—

	3 025	452	—

Depreciation, amortization and impairment charges were included in the following line items of the 2015 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 122	17	—
Distribution expenses	122	1	—
Sales and marketing expenses	285	173	—
Administrative expenses	170	177	—
Other operating expenses	4	—	—
Exceptional items	12	32	38

	2 715	400	38

Depreciation, amortization and impairment charges were included in the following line items of the 2014 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 258	12	—
Distribution expenses	127	1	—
Sales and marketing expenses	292	189	—
Administrative expenses	170	180	—
Other operating expenses	—	5	—
Exceptional items	119	—	—

	2 967	388	—

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 9m US dollar in 2016 from the aggregate depreciation, amortization and impairment expense to cost of goods sold (2015: 3m US dollar and 2014: 4m US dollar).

The 2016 increase in depreciation, amortization and impairment charges is mainly due to the business combination with SABMiller. See also Note 6 Acquisition and disposal of subsidiaries.

11.	FINANCE COST AND INCOME

Recognized in Profit or Loss

Finance Costs

Million US dollar	2016	2015	2014

Interest expense	(4 092)	(1 833)	(2 008)
Capitalization of borrowing costs	12	28	39
Net interest on net defined benefit liabilities	(113)	(118)	(124)
Accretion expense	(648)	(326)	(364)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(21)	—	—
Net losses on hedging instruments that are not part of a hedge accounting relationship	(797)	—	—
Tax on financial transactions	(70)	(61)	(36)
Other financial costs, including bank fees	(131)	(107)	(304)

	(5 860)	(2 417)	(2 797)

Exceptional finance cost	(3 522)	(725)	—

	(9 382)	(3 142)	(2 797)

Finance costs, excluding exceptional items, increased by 3 443m US dollar compared to 2015 driven by higher interest expense, mainly as a result of the issuance of bonds in January and March 2016 in connection with the funding of the combination with SABMiller, as well as higher accretion expenses and net losses on hedging instruments that are not part of a hedge accounting relationship. 2015 finance costs, excluding exceptional items, decreased by 380m US dollar compared to 2014 mainly driven by lower interest expenses and other financial costs.

Mark-to-market result on certain derivatives related to the hedging of share-based payment programs reached net losses of 384m US dollar in 2016 (31 December 2015: 844m US dollar income; 31 December 2014: 711m US dollar income).

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil and China. Interest is capitalized at a borrowing rate ranging from 4% to 8%.

In the light of the combination with SABMiller, AB InBev recognized exceptional expenses of 3 522m US dollar, of which:

•	2 693m US dollar negative mark-to-market adjustments as a result of derivative foreign exchange forward contracts entered into in order to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration of SABMiller in pound sterling and South African rand, for which a portion of the hedges could not qualify for hedge accounting – see also Note 29 Risks arising from financial instruments;

•	306m US dollar related to accelerated accretion expenses associated to the 2015 Senior Facilities Agreement, as well as commitment fees and other fees. The accelerated accretion follows the cancellation of 42.5, 12.5 and 2.0 billion US dollar commitments available under the 2015 Senior Facilities Agreement in January, April and October 2016, respectively. See also Note 24 Interest-bearing loans and borrowings;

•	304m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo (31 December 2015: 511m US dollar income). By 31 December 2016, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 23 Changes in equity and earnings per share;

•	127m US dollar exceptional finance cost resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with SABMiller – see also Note 29 Risks arising from financial instrument;

•	92m US dollar mainly related to the early redemption of SABMiller bonds – see also Note 24 Interest-bearing loans and borrowings.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments.

Finance Income

Million US dollar	2016	2015	2014

Interest income	561	339	335
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	—	378	319
Net gains on hedging instruments that are not part of a hedge accounting relationship	—	399	275
Other financial income	91	62	40

	652	1 178	969

Exceptional finance income	166	511	509

	818	1 689	1 478

Finance income, excluding exceptional items, decreased by 526m US dollar mainly as a result of net foreign exchange gains in 2015. Interest income for the period ended 31 December 2016 is positively impacted by the income on the excess liquidity following the issuance of bonds in the first quarter of 2016 that were mainly invested in US Treasury Bills pending the closing of the SABMiller acquisition.

Exceptional net finance income for the period ended 31 December 2016 includes 166m US dollar positive mark-to-market adjustments as a results of derivatives entered into in order to convert the 13.25 billion euro bond issuance on 29 March 2016, into US dollar – see also Note 24 Interest-bearing loans and borrowings.

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2016	2015	2014

Cash and cash equivalents	479	254	227
Investment debt securities held for trading	16	37	33
Other loans and receivables	66	48	75

	561	339	335

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 29 Risks arising from financial instruments.

12.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2016	2015	2014

Current tax expense
Current year	(1 544)	(2 300)	(2 332)
(Underprovided)/overprovided in prior years	47	(95)	18

	(1 497)	(2 395)	(2 314)

Deferred tax (expense)/income
Origination and reversal of temporary differences	(459)	(242)	(293)
(Utilization)/recognition of deferred tax assets on tax losses	116	3	96
Recognition of previously unrecognized tax losses	227	40	12

	(116)	(199)	(185)

Total income tax expense in the income statement	(1 613)	(2 594)	(2 499)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2016	2015	2014

Profit before tax	4 334	12 461	13 801
Deduct share of result of associates and joint ventures	16	10	9

Profit before tax and before share of result of associates and joint ventures	4 318	12 451	13 792

Adjustments on taxable basis
Foreign source income	(809)	(969)	(523)
Government incentives	(769)	(948)	(701)
Taxable intercompany dividends	619	173	331
Expenses not deductible for tax purposes	4 351	1 559	1 186
Other non-taxable income	(415)	(165)	(530)

	7 296	12 101	13 555

Aggregated weighted nominal tax rate	32.7%	30.5%	31.6%

Tax at aggregated weighted nominal tax rate	(2 387)	(3 687)	(4 288)

Adjustments on tax expense
Utilization of tax losses not previously recognized	76	32	93
Recognition of deferred taxes assets on previous years’ tax losses	229	40	12
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(975)	(195)	(151)
(Underprovided)/overprovided in prior years	63	(95)	18
Deductions from interest on equity	644	643	971
Deductions from goodwill	63	66	113
Other tax deductions	869	1 033	1 006
Change in tax rate	(1)	12	46
Withholding taxes	(286)	(450)	(436)
Other tax adjustments	93	7	117

	(1 613)	(2 594)	(2 499)

Effective tax rate	37.4%	20.8%	18.1%

The total income tax expense amounts to 1 613m US dollar in 2016 compared to 2 594m US dollar in 2015. The effective tax rate increase from 20.8% to 37.4% from 2015 to 2016 (2014: 18.1%), mainly resulting from the non-deductible negative mark-to-market adjustment related to the hedging of the purchase price of the combination with SABMiller that could not qualify for hedge accounting. Please refer to Note 29 Risks arising from financial instruments and Note 8 Exceptional items for details on the aforementioned derivatives.

The Company benefits from tax exempted income and tax credits which are expected to continue in the future, except for the tax deductibility of existing goodwill in Brazil, which will significantly reduce as from 2017. The Company does not have significant benefits coming from low tax rates in any particular jurisdiction.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2016	2015	2014

Income tax (losses)/gains
Re-measurements of post-employment benefits	54	(37)	308
Cash flow and net investment hedges	(258)	930	24

	(204)	893	332

13.	PROPERTY, PLANT AND EQUIPMENT

	2016				2015
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year[1]	9 239	24 157	1 933	35 329	37 485
Effect of movements in foreign exchange	(40)	(33)	(83)	(156)	(5 047)
Acquisitions	212	1 592	2 591	4 395	4 276
Acquisitions through business combinations	3 261	5 373	713	9 346	121
Disposals	(159)	(1 523)	(1)	(1 683)	(1 206)
Disposals through the sale of subsidiaries	(39)	(48)	(2)	(88)	(184)
Transfer (to)/from other asset categories and other movements[2]	10	1 093	(2 590)	(1 487)	(116)

Balance at end of the period	12 483	30 611	2 561	45 655	35 329

Depreciation and impairment losses
Balance at end of previous year[1]	(2 745)	(13 632)	—	(16 377)	(17 222)
Effect of movements in foreign exchange	(53)	(137)	—	(190)	2 386
Depreciation	(399)	(2 587)	—	(2 986)	(2 670)
Disposals	117	1 314	—	1 431	1 011
Disposals through the sale of subsidiaries	9	(36)	—	(27)	133
Impairment losses	—	(38)	(1)	(39)	(48)
Transfer to/(from) other asset categories and other movements[2]	7	49	1	56	33

Balance at end of the period	(3 065)	(15 068)	—	(18 132)	(16 377)

Carrying amount
at 31 December 2015	6 494	10 525	1 933	18 952	18 952
at 31 December 2016	9 418	15 543	2 561	27 522	—

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 19m US dollar (2015: 21m US dollar).

Contractual commitments to purchase property, plant and equipment amounted to 816m US dollar as at 31 December 2016 compared to 750m US dollar as at 31 December 2015.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 4 768m US dollar in 2016 and 4 337m US dollar in 2015. Out of the total 2016 capital expenditures approximately 50% was used to improve the company’s production facilities while 34% was used for logistics and commercial investments and 16% was used for improving administrative capabilities and purchase of hardware and software.

Leased Assets

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 31 December 2016 of leased land and buildings was 302m US dollar (31 December 2015: 141m US dollar).

[1]	Reclassified to conform to the 2016 presentation.
[2]	The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations. See also Note 22 Assets classified as held for sale and discountinued operations.

14.	GOODWILL

Million US dollar	2016	2015

Acquisition cost
Balance at end of previous year	65 099	70 765
Effect of movements in foreign exchange	(2 222)	(5 956)
Purchases of non-controlling interest	—	2
Disposals through the sale of subsidiaries	(187)	—
Acquisitions through business combinations	74 886	288
Reclassified as held for sale[1]	(1 008)	—

Balance at end of the period	136 566	65 099

Impairment losses
Balance at end of previous year	(38)	(7)
Impairment losses	—	(38)
Effect of movements in foreign exchange and other movements	4	7

Balance at end of the period	(34)	(38)

Carrying amount
at 31 December 2015	65 061	65 061
at 31 December 2016	136 533	—

Current year acquisitions through business combinations primarily reflect the business combination with SABMiller. This transaction resulted in the recognition of goodwill of 74 083m US dollar. The other business combinations that took place in 2016 resulted in goodwill recognition of 803m US dollar – see also Note 6 Acquisitions and disposals of subsidiaries.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar Business unit	2016	2015

SABMiller	73 736	—
USA	33 056	32 831
Mexico	12 035	14 630
Brazil	5 531	4 613
South Korea	3 652	3 739
China	2 710	2 901
Canada	1 892	1 583
Dominican Republic	1 029	1 024
Other countries	3 899	3 470
Reclassified as held for sale[1]	(1 008)	—

	136 533	65 061

The allocation of the purchase price related to the SABMiller combination has been only provisionally determined at the end of the reporting period. The completion of the purchase price allocation may result in further adjustment to the carrying value of SABMiller’s recorded assets, liabilities and non-controlling interests and the determination of any residual amount that will be allocated to goodwill. The preliminary allocation of goodwill to different business units is demonstrated below:

Million US dollar Business unit	2016
Colombia	19 143
Ecuador	5 998
Peru	12 153
Australia	5 692
South Africa	17 896
Other African countries	6 422
Other Latin American countries	5 423
Reclassified as held for sale	1 008

73 736

The company expects to complete the initial allocation of goodwill to the business units during 2017, as permitted by IFRS 3 Business combinations and IAS 36 Impairment of assets.

AB InBev completed its annual impairment test for goodwill for the business units that are not linked to the SABMiller combination and concluded that, based on the assumptions described below, no impairment charge was warranted.

The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of the US, Brazil and Mexico, countries that show the highest goodwill, as well as for Russia due to macroeconomic conditions. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to materially exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 53% of AB InBev’s total assets as at 31 December 2016, is tested for impairment at the business unit level (that is one level below the reporting segments). The business unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s business units that are expected to benefit from the synergies of the combination whenever a business combination occurs.

[1]	See also Note 22 Assets classified as held for sale and discountinued operations.

AB InBev’s impairment testing methodology is in accordance with IAS 36, in which fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted free cash flow approach based on acquisition valuation models for its major business units and the business units showing a high invested capital to EBITDA multiple, and valuation multiples for its other business units.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

•	In the second to fourth year of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per business unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•	For the subsequent six years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•	Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices (CPI), based on external sources, in order to calculate the terminal value, considering sensitivities on this metric. For the three main cash generating units, the terminal growth rate applied ranged between 0.0% and 2.3% for the US; 0.0% and 3.3% for Brazil and 0.0% and 2.6% for Mexico;

•	Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric. The WACC ranged primarily between 7% and 14% in US dollar nominal terms for goodwill impairment testing conducted for 2016. For the three main cash generating units, the WACC applied in US dollar nominal terms ranged between 6% and 8% for the US, 9% and 11% for Brazil, and 8% and 10% for Mexico.

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators (i.e. recent market transactions from peers).

The initial allocation of goodwill to the business units acquired through the SABMiller combination was not concluded by 31 December 2016. Management assessed whether there would be any triggering event or indicator that could lead to an impairment of the goodwill acquired through the SABMiller combination and concluded that there were no indicators of impairment of goodwill.

Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

15.	INTANGIBLE ASSETS

	2016					2015
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	27 426	2 227	1 399	667	31 719	31 880
Effect of movements in foreign exchange	(791)	54	(38)	(31)	(805)	(1 267)
Acquisitions through business combinations	15 422	5 076	161	64	20 723	270
Acquisitions and expenditures	23	265	140	135	563	1 018
Disposals through the sales of subsidiaries	—	—	—	—	—	(20)
Disposals	(4)	(114)	(22)	(21)	(161)	(108)
Transfer (to)/from other asset categories and other movements[1]	—	(4 794)	232	(508)	(5 070)	(54)

Balance at end of period	42 077	2 715	1 872	306	46 969	31 719

Amortization and impairment losses
Balance at end of previous year	(32)	(954)	(987)	(69)	(2 042)	(1 957)
Effect of movements in foreign exchange	—	(1)	33	3	34	238
Amortization	—	(186)	(220)	(39)	(446)	(368)
Impairment losses	—	(2)	—	(1)	(3)	(32)
Disposals through the sales of subsidiaries	—	—	—	—	—	2
Disposals	—	111	19	12	142	77
Transfer to/(from) other asset categories and other movements[1]	—	(91)	4	1	(86)	(2)

Balance at end of period	(32)	(1 124)	(1 151)	(94)	(2 401)	(2 042)

Carrying value
at 31 December 2015	27 394	1 273	412	598	29 677	29 677
at 31 December 2016	42 045	1 591	720	212	44 568	—

Current year acquisitions through business combinations primarily reflect the combination with SABMiller which resulted in the recognition of brands and commercial intangibles with an indefinite life of 19 879m US dollar, mainly including the Castle and Carling brand families in Africa, the Aguila and Poker brand families in Colombia, the Cristal and Pilsner brand families in Ecuador, and the Carlton brand family in Australia. Additionally, 161m US dollar was recognized as intangible assets with a finite life, primarily consisting of software and distribution agreements. See also Note 6 Acquisitions and disposals of subsidiaries.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 31 December 2016, the carrying amount of the intangible assets amounted to 44 568m US dollar (31 December 2015: 29 677m US dollar) of which 42 272m US dollar was assigned an indefinite useful life (31 December 2015: 27 722m US dollar) and 2 296m US dollar a finite life (31 December 2015: 1 955m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2016	2015[2]

USA	21 570	21 484
Colombia	3 803	—
South Africa	3 518	—
Mexico	2 920	3 503
Peru	2 731	—
Australia	2 373	—
South Korea	938	960
Ecuador	604	—
China	373	399
Dominican Republic	366	598
Other African countries	1 364	—
Other countries	1 712	778

	42 272	27 722

Intangible assets with indefinite useful lives have been tested for impairment using the same methodology and assumptions as disclosed in Note 14 Goodwill. Based on the assumptions described in that note, AB InBev concluded that no impairment charge is warranted. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonable possible change in a key assumption used that would cause a business unit’s carrying amount to materially exceed its recoverable amount.

[1]	See also Note 22 Assets classified as held for sale and discountinued operations.
[2]	Reclassified to conform to the 2016 presentation

16.	INVESTMENTS IN ASSOCIATES

Following the combination with SABMiller, AB InBev recognized interests in associates with a fair value at acquisition date of 4.4 billion US dollar. Main associates contributing to such fair value adjustments are Castel and Anadolu Efes.

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2016
Million US dollar	Castel[1]	Efes

Balance at 1 January	—	—
Combination with SABMiller	2 932	895
Share of results of associates	18	(27)
Effect of movements in foreign exchange	(158)	(119)

Balance at 31 December	2 793	750

Summarized financial information of the company’s material associates is as follows:

	2016
Million US dollar	Castel[1]	Efes

Current assets	3 970	1 058
Non-current assets	2 900	4 668
Current liabilities	1 391	561
Non-current liabilities	547	1 570
Non-controlling interests	762	1 464

Net assets	4 170	2 131

Revenue	1 236	659
Profit (loss) from continuing operations	42	(111)
Other comprehensive income (loss)	(108)	75
Total comprehensive income (loss)	(66)	(35)

Reconciliation of the above summarized financial information to the carrying amount of the interest in Castel and Efes recognized in the consolidated financial statements is as follows:

	2016
Million US dollar	Castel[1]	Efes

Net assets of the associate	4 170	2 131
Interest in associates (%)	20-40	24
Interest in associate	939	511
Goodwill	1 854	239

Carrying amount of investment in associates	2 793	750

During 2016, associates that are not individually material contributed to 47m US dollar to the results of investment in associates.

In 2015, there were no significant investments in associates.

Additional information related to the significant associates is presented in Note 37 AB InBev Companies.

17.	INVESTMENT SECURITIES

Million US dollar	2016	2015

Non-current investments
Investments in unquoted companies – available for sale	58	31
Debt securities held to maturity	24	17

	82	48

Current investments
Debt securities held for trading	5 659	55

	5 659	55

As of 31 December 2016, current debt securities of 5 659m US dollar mainly represented investments in T-Bills. The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

[1]	Brasseries Internationales Holding Ltd, Société des Brasseries et Glacières Internationales SA, Algerienne de Bavaroise Spa, BIH Brasseries Internationales Holding (Angola) Ltd, Marocaine d’Investissements et de Services SA, Skikda Bottling Company SARL, Société de Boissons de I’Ouest Algerien SARL, and Société des Nouvelles Brasseries together make up Castel’s African beverage operations. Details of individual ownership percentages are included in Note 37 AB InBev companies.

The securities available for sale consist of investments in unquoted companies and are measured at cost as their fair value cannot be reliably determined.

18.	DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2016
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	533	(4 017)	(3 484)
Intangible assets	200	(14 863)	(14 663)
Inventories	145	(95)	50
Trade and other receivables	74	(59)	15
Interest-bearing loans and borrowings	322	(456)	(134)
Employee benefits	704	(22)	682
Provisions	578	(234)	344
Derivatives	42	(30)	12
Other items	147	(1 119)	(972)
Loss carry forwards	1 278	—	1 278
Reclassified as held for sale	(4)	1 459	1 455

Gross deferred tax assets/(liabilities)	4 019	(19 436)	(15 417)

Netting by taxable entity	(2 758)	2 758	—

Net deferred tax assets/(liabilities)	1 261	(16 678)	(15 417)

	2015
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	514	(2 482)	(1 968)
Intangible assets	221	(9 709)	(9 488)
Inventories	103	(97)	6
Trade and other receivables	91	(59)	32
Interest-bearing loans and borrowings	569	(403)	166
Employee benefits	751	(28)	723
Provisions	337	(36)	301
Derivatives	92	(47)	45
Other items	151	(997)	(846)
Loss carry forwards	249	—	249

Gross deferred tax assets/(liabilities)	3 078	(13 858)	(10 780)

Netting by taxable entity	(1 897)	1 897	—

Net deferred tax assets/(liabilities)	1 181	(11 961)	(10 780)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2016	2015	2014[1]

Balance at 1 January	(10 780)	(11 643)	(11 661)
Recognized in profit or loss	(116)	(199)	(185)
Recognized in other comprehensive income	(204)	893	332
Acquisitions through business combinations	(5 623)	(7)	(250)
Reclassified as held for sale	1 455	—	—
Other movements and effect of changes in foreign exchange rates	(149)	176	121

Balance at 31 December	(15 417)	(10 780)	(11 643)

Net deferred tax assets and liabilities increased compared to 2015 mainly due to deferred tax liabilities associated with the combination with SABMiller.

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of such temporary differences is unlikely to revert within 12 months.

On 31 December 2016, a deferred tax liability of 121m US dollar (2015: 235m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 4 499m US dollar (2015: 2 766m US dollar). 858m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 51m US dollar, 95m US dollar and 165m US dollar expire within respectively 1, 2 and 3 years, while 3 330m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items

[1]	Reclassified to conform to the 2015 presentation.

because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19.	INVENTORIES

Million US dollar	2016	2015

Prepayments	90	103
Raw materials and consumables	2 143	1 539
Work in progress	391	294
Finished goods	1 166	819
Goods purchased for resale	124	107

	3 913	2 862
Inventories other than work in progress
Inventories stated at net realizable value	42	46
Carrying amount of inventories subject to collateral	—	—

The cost of inventories recognized as an expense in 2016 amounts to 17 803m US dollar, included in cost of sales (2015: 17 137m US dollar; 2014: 18 756m US dollar).

Impairment losses on inventories recognized in 2016 amount to 70m US dollar (2015: 21m US dollar; 2014: 70m US dollar).

20.	TRADE AND OTHER RECEIVABLES

Non-Current Trade and Other Receivables

Million US dollar	2016	2015

Cash deposits for guarantees	200	187
Loans to customers	15	37
Deferred collection on disposals	11	25
Tax receivable, other than income tax	105	86
Trade and other receivables	543	578

	874	913

For the nature of cash deposits for guarantees see Note 31 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

Current Trade and Other Receivables

Million US dollar	2016	2015

Trade receivables and accrued income	4 562	3 241
Interest receivable	10	21
Tax receivable, other than income tax	572	353
Loans to customers	85	57
Prepaid expenses	316	465
Other receivables	846	314

	6 391	4 451

The fair value of trade and other receivables equals their carrying amounts as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2016 and 2015 respectively:

	Net carrying amount as of December 31, 2016	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 562	4 201	189	64	37	70
Loans to customers	100	96	—	2	2	—
Interest receivable	10	10	—	—	—	—
Other receivables	846	721	42	21	6	56

	5 518	5 028	231	87	45	126

	Net carrying amount as of December 31, 2015	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 241	3 105	110	13	13	—
Loans to customers	94	88	3	2	1	—
Interest receivable	21	21	—	—	—	—
Other receivables	314	314	—	—	—	—

	3 670	3 528	113	15	14	—

In accordance with IFRS 7 Financial Instruments: Disclosures, the above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2016 amount to 40m US dollar (2015: 44m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 29 Risks arising from financial instruments.

21.	CASH AND CASH EQUIVALENTS

Million US dollar	2016	2015

Short-term bank deposits	3 231	4 462
Treasury Bills	250	—
Cash and bank accounts	5 098	2 461

Cash and cash equivalents	8 579	6 923

Bank overdrafts	(184)	(13)

	8 395	6 910

The cash outstanding per 31 December 2016 includes restricted cash for an amount of 2m US dollar (2015: 5m US dollar). This restricted cash refers to outstanding consideration payable to former Anheuser-Busch who did not yet claim the proceeds from the 2008 combination.

22.	ASSETS CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

Million US dollar	2016	2015

Balance at the end of previous year	48	101
Combination with SABMiller	24 805	—
Proceeds from SABMiller transaction-related divestitures	(16 342)	—
Reclassified to assets held for sale in the period	7 959	148
Disposals through sales of subsidiaries	(28)	(189)
Effect of movements in foreign exchange	(51)	(12)
Other movements	48	—

Balance at the end of year	16 439	48

Assets held for sale through the Combination with SABMiller were recognized in relation to the divestiture of SABMiller’s interests in the MillerCoors LLC joint venture and certain of SABMiller’s portfolio of Miller brands outside of the U.S. to Molson Coors Brewing company; the divestiture of SABMiller’s European premium brands to Asahi Group Holdings, Ltd and the divestiture of SABMiller’s interest in China Resources Snow Breweries Ltd. to China Resources Beer (Holdings) Co. Ltd. These divestments were completed on 11 October 2016. See also Note 6 – Acquisitions and disposals of Subsidiaries.

Assets held for sale through the Combination with SABMiller were also recognized in relation to the agreement to sell SABMiller’s assets in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) to Asahi; and the agreement to divest SABMiller’s interests in Distell Group Limited in South Africa to the Public Investment Corporation (SOC) Limited. By 31 December 2016, these disposals had not closed. See also Note 6 – Acquisitions and disposals of Subsidiaries

Amounts reclassified to assets held for sale in the period mainly related to the agreement reached in December 2016, between The Coca-Cola Company and the company regarding the transition of the company’s 54.5% equity stake in CCBA for 3.15 billion US dollar, after customary adjustments. CCBA includes the Coca-Cola bottling operations in South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte and Comoros.

As discussed in Note 6 – Acquisition and disposal of subsidiaries, the company is in the process of finalizing the allocation of the purchase price to individual assets acquired and liabilities assumed in compliance with IFRS 3. Accordingly, on a provisional basis, the major classes of assets and liabilities of CCBA at the end of the reporting period, gross of non-controlling interests, are as follows:

Million US dollar	CCBA

Intangible assets and goodwill	6 032
Property, plant and equipment	1 301
Other assets	584
Assets classified as held for sale	7 917

Trade payables	558
Deferred tax liabilities	1 459
Other liabilities	157
Liabilities associated with assets held for sale	2 174

Net assets classified as held for sale	5 743

In addition, the companies have reached an agreement in principle for The Coca-Cola Company to acquire the companies’s interest in bottling operations in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador and Honduras for an undisclosed amount. The transactions are subject to the relevant regulatory and minority approvals and are expected to close by the end of 2017.

The results of the Central and Easter European businesses acquired through the SABMiller combination exclusively with a view to resale, qualify as discontinued operations and have been presented as such in these consolidated financial statements.

The condensed income statement and cash flows of the Central and Easter European business are as follows:

Million US dollar	2016

Revenue	388
Profit from operations	58
Profit from discountinued operations	48

Operating cash inflows/(outflows)	48

23.	CHANGES IN EQUITY AND EARNINGS PER SHARE

Combination with Sabmiller

The Combination was implemented through a series of steps and completed on the 10th of October. During the final step of the proposed structure, the former Anheuser-Busch InBev SA/NV (the “former AB InBev”) has merged into Newbelco SA/NV (“Newbelco”), and Newbelco has become the holding company for the combined former AB InBev and SABMiller groups. All assets and liabilities of the former AB InBev have been transferred to Newbelco, and Newbelco has automatically been substituted for the former AB InBev in all its rights and obligations by operation of Belgian law. Newbelco has been renamed Anheuser-Busch InBev SA/NV, and the former AB InBev has been dissolved by operation of Belgian law.

The combination resulted in a series of equity reorganizations:

•	On 6 October 2016, Newbelco issued 163 276 737 100 ordinary shares (“Initial Newbelco Shares”) to SABMiller shareholders through a capital increase of 85 531m euro represented by 8 553m euro capital (9 528 m US dollar) and 76 978m euro share premium (85 754m US dollar), as consideration for 1 632 767 371 ordinary shares of SABMiller pursuant to a UK law court-sanctioned scheme of arrangement (the “UK Scheme”).

•	Following completion of the tender offer, AB InBev acquired 102 890 758 014 Initial Newbelco Shares tendered into the Belgian offer equivalent to 555 466 167 new ordinary shares considering the consolidation factor of 185.233168056448 defined in the UK Scheme.

•	Based on the terms of the UK Scheme, all Initial Newbelco Shares not tendered to AB InBev in the context of the Belgian offer (i.e. 60 385 979 086 Initial Newbelco Shares) were reclassified into 325 999 817 restricted shares, in accordance with the mechanism by which any Initial Newbelco Shares that were retained after closing of the Belgian offer were automatically reclassified and consolidated.

•	After the Belgian offer and, upon completion of the Belgian merger, all shares acquired by AB InBev in the Belgian offer were cancelled except for the equivalent of 85 000 000 of new ordinary shares, which were retained by Newbelco and held as treasury after completion of the Belgian Merger, as decided by the general meeting of Newbelco in the notarial deed approving the merger of former AB InBev into Newbelco and in accordance with the Belgian Companies Code. As a result of the merger the share premium was reduced by 52 522m euro (58 510m US dollar) against undistributable reserves, 44 485m euro (49 556m US dollar) of such reserves were cancelled upon cancellation of the shares acquired by AB InBev in the Belgian offer, and 8 037m euro (8 953m US dollar) undistributable reserves remained outstanding against the 85 000 000 treasury shares in accordance with Belgian Companies Code.

Upon the merger, the capital and share premium of Newbelco were further reorganized. Newbelco’s share capital was reduced by 8 553m euro (9 528m US dollar) and its issue premium account was reduced by 24 456m euro (27 244m USD) to create distributable reserves of 33 009m euro (36 772m US dollar) as decided by the general meeting of Newbelco in the notarial deed approving the merger of former AB InBev into Newbelco and in accordance with the Belgian Companies Code. Each such step became effective simultaneously with the merger of former AB InBev into Newbelco upon completion of the SABMiller transaction.

As discussed in Note 6 – Acquisition and disposal of subsidiaries, in accordance with IFRS, the merger between the former AB InBev into Newbelco is considered for accounting purposes as a reverse acquisition, operation by which Newbelco legally absorbed assets and liabilities of former AB InBev. As a consequence, the legal acquirer (Newbelco) is the accounting acquiree and the legal acquiree (former AB InBev) is the accounting acquirer.

IFRS 3 requires that the comparative equity structure of the accounting acquirer (former AB InBev) be restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent issued in the reverse acquisition. As the exchange ratio resulting from the Belgian Merger represented one new ordinary share issued to the AB InBev shareholders in exchange for one former AB InBev Share, without any cash compensation, no restatement of comparative figures was deemed needed.

Statement of Capital

The tables below summarize the changes in issued capital and treasury shares during the year:

2016:

FORMER AB INBEV –PRE MERGER	Issued capital
	Million shares	Million US dollar

At the end of the previous year and pre-merger	1 608	1 736

	1 608	1 736

ISSUED CAPITAL – IMPACT MERGER	Issued capital
	Million shares	Million US dollar

6 October capital increase	881	9 528
Cancellation of acquired shares	(470)	—
Share for share exchange former AB InBev	1 608	1 736
Transfer to reserves	—	(9 528)

	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

TREASURY SHARES	Treasury shares		Result on the use of treasury shares[1]
	Million shares	Million US dollar	Million US dollar

At the end of the previous year	1.9	(202)	(1 424)
Treasury shares as a result of the Belgian Merger	85.0	(8 953)	—
Other changes during the period	(1.4)	175	(28)

	85.5	(8 980)	(1 452)

2015:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar

At the end of the previous year	1 608	1 736
Changes during the year	—	—

	1 608	1 736

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar

At the end of the previous year	0.9	(63)	(756)
Changes during the year	1.0	(139)	(668)

	1.9	(202)	(1 424)

As at 31 December 2016, the share capital of AB InBev amounts to 1,238,608,344.12 euro (1 736 billion US dollar). It is represented by 2,019,241,973 shares without nominal value, of which 85,540,392 are held in treasury by AB InBev and its subsidiaries. All shares are new ordinary shares following the completion of the Belgian Merger, except for 325,999,817 Restricted Shares. As at 31 December 2016, there is no authorized, un-issued capital.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the Combination. From completion of the Combination, such restricted shares will rank equally with the new ordinary shares with respect to dividends and voting rights.

[1]	During 2016, the company reclassified the results of treasury shares to retained earnings

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

Changes in Ownership Interests

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During 2016, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 10m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

Report According to Article 624 of the Belgian Companies Code - Purchase of Own Shares

During the year ended 31 December 2015, AB InBev bought back 8 200 090 shares for a total amount of 1 billion US dollar, corresponding to 0.41% of the total shares outstanding. The shares acquired were mainly used to fulfill the company’s various share delivery commitments under the stock ownership plan.

During 2016, the company proceeded with the following sale transactions:

•	194 132 shares were granted to executives of the group according to the company’s executive remuneration policy;

•	1 139 599 shares were sold, as a result of the exercise of options granted to employees of the group.

At the end of the period, the group owned 85 540 392 own shares of which 85 000 000 were held directly by AB InBev.

The par value of the shares is 0.61 euro. As a consequence, the shares that were sold during the year 2016 represent 862 374 US dollar (818 114 euro) of the subscribed capital and the shares that the company still owned at the end of 2016 represent 54 959 956 US dollar (52 139 224 euro) of the subscribed capital.

Dividends

On 27 October 2016, an interim dividend of 1.60 euro per share or 3 091m euro was approved by the Board of Directors. This interim dividend was paid out on 17 November 2016. On 1 March 2017, in addition to the interim dividend paid on 17 November 2016, a dividend of 2.00 euro per share or 3 856m euro was proposed by the Board of Directors, reflecting a total dividend payment for 2016 fiscal year of 3.60 euro per share or 6 947m euro.

On 29 October 2015, an interim dividend of 1.60 euro per share or 2 570m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2015. On 27 April 2016, in addition to the interim dividend paid on 16 November 2015, a dividend of 2.00 euro per share or approximately 3 206m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2015 fiscal year of 3.60 euro per share or 5 776m euro. The dividend was paid out on 3 May 2016.

Translation Reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

Hedging Reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also Note 29 Risks arising from financial instruments.

Transfers from Subsidiaries

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 31 December 2016, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of the its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

Deferred Share Instrument

In a transaction related to the combination with Grupo Modelo, selected Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 3 May 2016, the company paid a coupon of 2.00 euro per share or approximately 51m US dollar. On 17 November 2016, the company paid a coupon of 1.60 euro per share or approximately 41m US dollar.

Stock Lending

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 15 million of its own ordinary shares. As of 31 December 2016, the outstanding balance of loaned securities amounted to 15 million, of which 13 million were used to fulfil stock option plan commitments. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

Other Comprehensive Income Reserves

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI reserves

As per 1 January 2016	(11 493)	(1 217)	(1 400)	(14 110)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(3 265)	—	—	(3 265)
Foreign exchange contracts recognized in equity in relation to the SABMiller combination	—	(7099)	—	(7 099)
Foreign exchange contracts reclassified from equity in relation to the SABMiller combination	—	8 837	—	8 837
Cash flow hedges	—	223	—	223
Re-measurements of post-employment benefits	—		(212)	(212)
Total comprehensive income	(3 265)	1 961	(212)	(1 516)

As per 31 December 2016	(14 758)	744	(1 612)	(15 626)

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI reserves

As per 1 January 2015	(5 336)	557	(1 447)	(6 226)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(6 157)	—	—	(6 157)
Foreign exchange contracts recognized in equity in relation to the SABMiller combination	—	(1738)	—	(1 738)
Cash flow hedges	—	(36)	—	(36)
Re-measurements of post-employment benefits	—	—	47	47
Total comprehensive income	(6 157)	(1 774)	47	(7 884)

As per 31 December 2015	(11 493)	(1 217)	(1 400)	(14 110)

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI reserves

As per 1 January 2014	(962)	455	(968)	(1 475)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(4 374)	—	—	(4 374)
Cash flow hedges	—	102	—	102
Re-measurements of post-employment benefits	—	—	(479)	(479)
Total comprehensive income	(4 374)	102	(479)	(4 751)

As per 31 December 2014	(5 336)	557	(1 447)	(6 226)

Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to equity holders of AB InBev of 1 241m US dollar (31 December 2015: 8 273m US dollar; 31 December 2014: 9 216m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2016	2015	2014

Issued ordinary shares at 1 January, net of treasury shares	1 606	1 607	1 607
Effect of restricted share issuance – SABMiller combination	94	—	—
Effect of shares issued and share buyback programs	(20)	(2)	—
Effect of stock lending	12	10	4
Effect of undelivered shares under the deferred share instrument	23	23	23

Weighted average number of ordinary and restricted shares at 31 December	1 717	1 638	1 634

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 1 241m US dollar (31 December 2015: 8 273m US dollar; 31 December 2014: 9 216m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2016	2015	2014

Weighted average number of ordinary and restricted shares at 31 December	1 717	1 638	1634
Effect of share options, warrants and restricted stock units	38	30	31

Weighted average number of ordinary and restricted shares (diluted) at 31 December	1 755	1 668	1 665

The calculation of earnings per share before exceptional items and discontinued operations is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2016	2015	2014

Profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev	4 853	8 513	8 865
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer to Note 8)	(304)	(26)	(158)
Exceptional finance income/(cost), after taxes, attributable to equity holders of AB InBev (refer to Note 8)	(3 356)	(214)	509
Profit from discontinued operations (refer to Note 22)	48	—	—

Profit attributable to equity holders of AB InBev	1 241	8 273	9 216

The table below sets out the EPS calculation:

Million US dollar	2016	2015	2014

Profit attributable to equity holders of AB InBev	1 241	8 273	9 216
Weighted average number of ordinary and restricted shares	1 717	1 638	1 634
Basic EPS from continuing and discontinued operations	0.72	5.05	5.64

Profit from continuing operations attributable to equity holders of AB InBev	1 193	8 273	9 216
Weighted average number of ordinary and restricted shares	1 717	1 638	1 634
Basic EPS from continuing operations	0.69	5.05	5.64

Profit from continuing operations before exceptional items, attributable to equity holders of AB InBev	4 853	8 513	8 865
Weighted average number of ordinary and restricted shares	1 717	1 638	1 634
EPS from continuing operations before exceptional items	2.83	5.20	5.43

Profit attributable to equity holders of AB InBev	1 241	8 273	9 216
Weighted average number of ordinary and restricted shares (diluted)	1 755	1 668	1 665
Diluted EPS from continuing and discontinued operations	0.71	4.96	5.54

Profit from continuing operations attributable to equity holders of AB InBev	1 193	8 273	9 216
Weighted average number of ordinary and restricted shares (diluted)	1 755	1 668	1 665
Diluted EPS from continuing operations	0.68	4.96	5.54

Profit from continuing operations before exceptional items, attributable to equity holders of AB InBev	4 853	8 513	8 865
Weighted average number of ordinary and restricted shares (diluted)	1 755	1 668	1 665
Diluted EPS from continuing operations before exceptional items	2.77	5.10	5.32

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 5m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2016.

24.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 29 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	2016	2015

Secured bank loans	210	175
Unsecured bank loans	8 266	89
Unsecured bond issues	105 146	43 112
Unsecured other loans	111	43
Finance lease liabilities	208	122

	113 941	43 541

CURRENT LIABILITIES Million US dollar	2016	2015

Secured bank loans	652	102
Commercial papers	2 053	2 087
Unsecured bank loans	1 396	1 380
Unsecured bond issues	4 481	2 330
Unsecured other loans	10	9
Finance lease liabilities	26	4

	8 618	5 912

The current and non-current interest-bearing loans and borrowings amount to 122.6 billion US dollar as of 31 December 2016, compared to 49.5 billion US dollar as of 31 December 2015. Out of the 122.6 billion US dollar as of 31 December 2016, 12.2 billion US dollar represents the fair market value of the total SABMiller debt assumed.

Commercial papers amount to 2.1 billion US dollar as of 31 December 2016 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

During 2016, AB InBev completed the issuance of the following series of bonds:

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
25 January 2016	4 000	US dollar	1.900%	1 February 2019
25 January 2016	7 500	US dollar	2.650%	1 February 2021
25 January 2016	6 000	US dollar	3.300%	1 February 2023
25 January 2016	11 000	US dollar	3.650%	1 February 2026
25 January 2016	6 000	US dollar	4.700%	1 February 2036
25 January 2016	11 000	US dollar	4.900%	1 February 2046
25 January 2016	500	US dollar	3M LIBOR + 126 bps	1 February 2021
29 January 2016	1 470	US dollar	4.915%	29 January 2046
29 March 2016	1 750	Euro	0.625%	17 March 2020
29 March 2016	2 000	Euro	0.875%	17 March 2022
29 March 2016	2 500	Euro	1.500%	17 March 2025
29 March 2016	3 000	Euro	2.000%	17 March 2028
29 March 2016	2 750	Euro	2.750%	17 March 2036
29 March 2016	1 250	Euro	3M EURIBOR + 75 bps	17 March 2020

Substantially all of the net proceeds of the offering was used to fund a portion of the purchase price for the combination with SABMiller and related transactions. The remainder of the net proceeds was used for general corporate purposes. The excess liquidity resulting from these bonds was mainly invested in US Treasury Bills pending the closing of the combination.

In connection with the combination with SABMiller, AB InBev entered into a 75.0 billion US dollar Committed Senior Acquisition Facilities agreement dated 28 October 2015 to fund the cash consideration of the transaction. The new financing consisted of a 10.0 billion US dollar Disposal Bridge Facility, a 15.0 billion US dollar Cash/DCM Bridge Facility A, a 15.0 billion US dollar Cash/DCM Bridge Facility B, a 25.0 billion US dollar Term Facility A, and a 10.0 billion US dollar Term Facility B, (“2015 Senior Facilities Agreement”).

On 27 January 2016, AB InBev announced that it had cancelled 42.5 billion US dollar of the 75.0 billion US dollar Committed Senior Acquisition Facilities. Upon receipt of the net proceeds of the January 46 billion US dollar offering, the company was required to cancel the Bridge to Cash / DCM Facilities A & B totaling 30 billion US dollar. Additionally, the company chose to make a voluntary cancellation of 12.5 billion US dollar of the Term Facility A as permitted under the terms of the 2015 Senior Facilities. On 4 April 2016, AB InBev announced that it had chosen to make an additional voluntary cancellation of the remaining 12.5 billion US dollar of the Term Facility A.

On 6 October 2016, the company drew down 8.0 billion US dollar under the Term Facility B and 10.0 billion US dollar under the Disposal Bridge Facility to finance the acquisition of SABMiller and announced that it had chosen to make an additional voluntary cancellation of 2.0 billion US dollar of the Term Facility B. On 20 October 2016, the company fully repaid the Disposal Bridge Facility, following completion of the disposals of SABMiller’s interests in MillerCoors and the global Miller brand, SABMiller’s interest in China Resources Snow Breweries and part of SABMiller’s European business – see also Note 6 – Acquisitions and disposals of Subsidiaries.

A summation of the Facilities, related cancellations and drawdowns as of 31 December 2016 is presented below:

Facility	Term	Applicable Margin (bps)	Original Amount (billion US dollar)	2016 Cancellation (billion US dollar)	2016 Drawdown (billion US dollar)	Repayment (billion US dollar)	Outstanding Balance (billion US dollar)
Term Facility A	3 Years	LIBOR + 110	25.0	(25.0)	—	—	—
Term Facility B	5 Years	LIBOR + 125	10.0	(2.0)	(8.0)	—	(8.0)
Disposal Bridge Facility	1 Year	LIBOR + 100	10.0	—	(10.0)	10.0	—
Bridge to Cash / DCM Facility A	1 Year	LIBOR + 100	15.0	(15.0)	—	—	—
Bridge to Cash / DCM Facility B	2 Years	LIBOR + 100	15.0	(15.0)	—	—	—

			75.0	(57.0)	(18.0)	10.0	(8.0)

The facilities bear interest rate calculated at LIBOR for a period equal to the length of the interest period plus an applicable margin. The margins on each facility are determined based on ratings assigned by rating agencies to AB InBev long-term debt. For Term Facility B, the margin ranges between 1.00% per annum and 1.45% per annum.

Customary commitment fees were payable on any undrawn but available funds under the 2015 Senior Facilities Agreement. These fees are recorded as exceptional finance cost – see also Note 8 Exceptional items.

As at 31 December 2016, there are no amounts drawn down under the 9.0 billion US dollar 2010 Senior Facilities.

Furthermore, in 2016, AB InBev completed the following early redemptions, exchange offers and credit facilities cancellation:

•

On 9 December 2016, the company and its wholly-owned subsidiaries, Anheuser-Busch InBev Finance Inc. and Anheuser-Busch North American Holding Corporation (formerly SABMiller Holdings Inc.), exercised their respective options to redeem in full the entire outstanding principal amount of certain series of notes, consisting of 1.2 billion US dollar aggregate principal amount of fixed rate notes due 2017 bearing interest at an annual rate of 1.125%; 2.0 billion US dollar aggregate principal amount of fixed rate notes due 2017 bearing interest at an annual rate of 2.45% and; 0.6 billion euro aggregate principal amount of fixed rate notes due 2017 bearing interest at an annual rate of 8.625%.

•	In November 2016, the company cancelled 3.5 billion US dollar committed syndicated revolving credit facilities assumed as part of the SABMiller combination, that were available for general corporate purposes.

•	In December 2016, AB InBev closed the following exchange offers:

Former Issuer	New Issuer	Title of series of notes issued exchanged	Aggregate principal amount	% of total outstanding principal of such series of notes tendered
SABMiller Limited	Anheuser Bush InBev Wordwide Inc.	6.500% Notes due 2018	700m US dollar	89.52%
Anheuser-Busch North American Holding Corporation	Anheuser Bush InBev Wordwide Inc.	2.200% Fixed Rate Notes due 2018	750m US dollar	85.45%
Anheuser-Busch North American Holding Corporation	Anheuser Bush InBev Wordwide Inc.	Floating Rate Notes due 2018	350m US dollar	88.33%
Anheuser-Busch North American Holding Corporation	Anheuser Bush InBev Wordwide Inc.	3.750% Notes due 2022	2 500m US dollar	94.02%
SABMiller Limited	Anheuser Bush InBev Wordwide Inc.	6.625% Guaranteed Notes due August 2033	300m US dollar	99.43%
FBG Finance Pty Ltd (formerly FBG Finance Limited)	Anheuser Bush InBev Wordwide Inc.	5.875% Notes due 2035	300m US dollar	100%
S Anheuser-Busch North American Holding Corporation	Anheuser Bush InBev Wordwide Inc.	4.950% Notes due 2042	1 500m US dollar	99.36%
SABMiller Limited	PBG Finance Pty Ltd.	3.75% Notes due 2020	700m Australian dollar	94.36%
Anheuser-Busch North American Holding Corporation	Anheuser-Busch InBev SA/NV	1.875% Notes due 2020	1 000m euro	81.05%

AB InBev is in compliance with all its debt covenants as of 31 December 2016. The 2010 Senior Facilities and the 2015 Senior Facilities Agreement do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2016 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	862	652	107	26	21	56
Commercial papers	2 053	2 053	—	—	—	—
Unsecured bank loans	9 662	1 396	195	91	7 980	—
Unsecured bond issues	109 627	4 481	6 234	10 032	18 697	70 183
Unsecured other loans	121	10	20	15	22	54
Finance lease liabilities	234	26	26	31	46	105

	122 559	8 618	6 582	10 195	26 766	70 398

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2015 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	277	102	72	20	28	55
Commercial papers	2 087	2 087	—	—	—	—
Unsecured bank loans	1 469	1 380	84	—	5	—
Unsecured bond issues	45 442	2 330	6 415	4 613	10 163	21 921
Unsecured other loans	52	9	10	8	9	16
Finance lease liabilities	126	4	4	5	15	98

	49 453	5 912	6 585	4 646	10 220	22 090

FINANCE LEASE LIABILITIES Million US dollar	2016 Payments	2016 Interests	2016 Principal	2015 Payments	2015 Interests	2015 Principal

Less than one year	45	19	26	14	10	4
Between one and two years	43	16	27	14	10	4
Between two and three years	44	13	31	14	9	5
Between three and five years	70	24	46	32	17	15
More than 5 years	144	40	104	145	47	98

	346	112	234	219	93	126

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 108.0 billion US dollar as of 31 December 2016, from 42.2 billion US dollar as of 31 December 2015. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the payment associated with the combination with SABMiller net of the cash acquired and the proceeds from the announced divestitures completed at 31 December 2016 (48.8 billion US dollar), the SABMiller debt assumed as part of the combination (11.9 billion US dollar), the settlement of the portion of the derivatives hedging the SABMiller purchase consideration that did not qualify as hedge accounting (4.5 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (8.5 billion US dollar), the payment of interests and taxes (6.0 billion US dollar) and the impact of changes in foreign exchange rates (0.3 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as at 31 December:

Million US dollar	2016	2015

Non-current interest-bearing loans and borrowings	113 941	43 541
Current interest-bearing loans and borrowings	8 618	5 912

	122 559	49 453

Bank overdrafts	184	13
Cash and cash equivalents	(8 579)	(6 923)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(528)	(286)
Debt securities (included within Investment securities)	(5 683)	(72)

Net debt	107 953	42 185

25.	EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

Defined Contribution Plans

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2016, contributions paid into defined contribution plans for the company amounted to 77m US dollar compared to 90m US dollar for 2015 and 145m US dollar for 2014.

Defined Benefit Plans

During 2016, the company contributed to 101 defined benefit plans, of which 69 are retirement or leaving service plans, 25 are medical cost plans and 7 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. The Australian, Barbadian, Belgian, Brazilian, Canadian, Dominican Republic, Dutch, Mexican, Panamean, South Korean, South African, UK and US plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Barbados, Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 210m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2016, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 3 004m US dollar as of 31 December 2016 compared to 2 723m US dollar as of 31 December 2015. In 2016, the fair value of the plan assets increased by 102m US dollar and the defined benefit obligations increased by 358m US dollar. The increase in the employee benefit net liability is mainly driven by decreases in discount rates partially offset by positive asset returns. The combination with SABMiller is also impacting the employee benefit net liability (see Note 6 Acquisitions and disposals).

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2016	2015

Present value of funded obligations	(7 044)	(6 905)
Fair value of plan assets	5 177	5 075

Present value of net obligations for funded plans	(1 867)	(1 830)
Present value of unfunded obligations	(908)	(689)

Present value of net obligations	(2 775)	(2 519)

Unrecognized asset	(168)	(137)

Net liability	(2 943)	(2 656)

Other long term employee benefits	(73)	(67)
Reclassified as held for sale	12	—

Total employee benefits	(3 004)	(2 723)

Employee benefits amounts in the balance sheet:
Liabilities	(3 014)	(2 725)
Assets	10	2

Net liability	(3 004)	(2 723)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2016	2015	2014

Defined benefit obligation at 1 January	(7 594)	(8 585)	(9 073)
Current service costs	(73)	(81)	(74)
Interest cost	(347)	(354)	(438)
Past service gain/(cost)	8	8	334
Settlements	174	3	176
Benefits paid	482	517	896
Contribution by plan participants	(4)	(4)	(4)
Acquisition and disposal through business combination	(260)	—	(78)
Actuarial gains/(losses) – demographic assumptions	(1)	4	(210)
Actuarial gains/(losses) – financial assumptions	(607)	283	(962)
Experience adjustments	37	14	(40)
Exchange differences	256	606	445
Transfers and other movements	(23)	(5)	443

Defined benefit obligation at 31 December	(7 952)	(7 594)	(8 585)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.9 billion US dollar relating to active employees, 1.5 billion US dollar relating to deferred members and 4.6 billion US dollar relating to members in retirement.

The changes in the fair value of plan assets are as follows:

Million US dollar	2016	2015	2014

Fair value of plan assets at 1 January	5 075	5 773	6 376
Interest income	249	253	328
Administration costs	(24)	(20)	(24)
Return on plan assets exceeding interest income	297	(211)	418
Contributions by AB InBev	302	275	326
Contributions by plan participants	4	4	4
Benefits paid net of administration costs	(478)	(517)	(896)
Acquisition through business combination	68	—	51
Assets distributed on settlements	(164)	—	(82)
Exchange differences	(155)	(482)	(338)
Transfers and other movements	3	—	(392)

Fair value of plan assets at 31 December	5 177	5 075	5 773

Actual return on plans assets amounted to a gain of 546m US dollar in 2016 compared to a gain of 42m US dollar in 2015. The increase is mainly driven by higher than expected market returns particularly in Brazil, the UK and the United States. Actual return on plans assets amounted to a gain of 42m US dollar in 2015 compared to a gain of 746m US dollar in 2014. The decrease is mainly driven by lower market returns particularly in the United States, the UK and Brazil.

Acquisitions through business combinations mainly refer to defined benefit plans in Colombia and South Africa following the combination with SABMiller. See also Note 6 – Acquisition and disposal of subsidiaries.

The changes in the unrecognized asset are as follows:

Million US dollar	2016	2015	2014

Irrecoverable surplus impact at 1 January	(137)	(171)	(136)
Interest expense	(17)	(15)	(12)
Changes excluding amounts included in interest expense	(14)	49	(22)

Irrecoverable surplus impact at 31 December	(168)	(137)	(171)

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2016	2015	2014

Current service costs	(73)	(81)	(74)
Administration costs	(24)	(20)	(24)
Past service cost	8	8	334
(Losses)/gains on settlements or curtailments	10	(2)	94

Profit from operations	(79)	(95)	330
Net finance cost	(115)	(116)	(124)

Total employee benefit expense	(194)	(211)	206

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2016	2015	2014[1]

Cost of sales	(59)	(64)	(1)
Distribution expenses	(9)	(8)	(9)
Sales and marketing expenses	(13)	(14)	(14)
Administrative expenses	(15)	(17)	(15)
Other operating (expense)/income	10	6	284
Exceptional items	7	2	85
Net finance cost	(115)	(116)	(124)

	(194)	(211)	206

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the balance sheet date are as follows:

	2016
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	4.2%	3.9%	7.8%	10.5%	2.7%	4.4%
Price inflation	2.5%	2.0%	3.5%	4.5%	3.4%	2.8%
Future salary increases	—	1.0%	4.8%	5.8%	—	3.5%
Future pension increases	—	2.0%	3.5%	4.5%	3.1%	2.8%
Medical cost trend rate	7.0%-5.0%	4.5%	—	8.2%	—	7.2%-6.5%
Life expectation for a 65 year old male	85	86	82	85	87	86
Life expectation for a 65 year old female	88	89	85	88	89	88

	2015
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	4.4%	4.1%	7.0%	12.1%	4.0%	4.6%
Price inflation	2.5%	2.0%	3.5%	4.5%	3.2%	2.7%
Future salary increases	2.0%	1.0%	4.8%	5.8%	—	3.6%
Future pension increases	—	2.0%	3.5%	4.5%	2.9%	2.7%
Medical cost trend rate	6.2%-5.0%	4.5%	—	8.2%	—	6.6%-5.9%
Life expectation for a 65 year old male	85	86	82	85	87	85
Life expectation for a 65 year old female	88	89	85	88	89	88

Through its defined benefit pension plans and post-employment medical plans, the company is exposed to a number of risks, the most significant are detailed below:

Asset Volatility

The plan liabilities are calculated using a discount rate set with reference to high quality corporate yields; if plan assets underperform this yield, the company’s net defined benefit obligation may increase. Most of the company’s funded plans hold a significant proportion of equities, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities.

[1]	Reclassified to conform to the 2015 presentation.

Changes in Bond Yields

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

Inflation Risk

Some of the company’s pension obligations, mainly in the UK, are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation could potentially increase the company’s net benefit obligation.

Life Expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities.

Investment Strategy

In case of funded plans, the company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework, the company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation. In 2015, the company has started the implementation of a new pension de-risking strategy to reduce the risk profile of certain plans by reducing gradually the current exposure to equities and shifting those assets to fixed income securities.

The weighted average duration of the defined benefit obligation is 14.0 years (2015: 14.4 years).

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Million US dollar	2016
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(505)	549
Future salary increase	0.5%	24	(22)
Medical cost trend rate	1%	44	(38)
Longevity	One year	230	(227)

Sensitivities are what is reasonably possible changes in assumptions and they are calculated using the same approach as was used to determine the defined benefit obligation. Therefore, the above information is not necessarily a reasonable representation of future results.

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear.

The fair value of plan assets at 31 December consists of the following:

	2016			2015
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	30%	—	30%	26%	—	26%
Corporate bonds	38%	—	38%	31%	—	31%
Equity instruments	22%	—	22%	29%	—	29%
Property	—	3%	3%	—	3%	3%
Insurance contracts and others	6%	1%	7%	10%	1%	11%

	96%	4%	100%	96%	4%	100%

AB InBev expects to contribute approximately 251m US dollar for its funded defined benefit plans and 80m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2017.

26.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 and amended as from 2010, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999 and replaced by a long-term incentive stock option plan for directors (“LTI Stock Option Plan Directors”) in 2014, and the long-term incentive stock-option plan for executives (“LTI Stock Option Plan Executives”), established in 2009. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled.

Share-based payment transactions resulted in a total expense of 228m US dollar for the year 2016 (including the variable compensation expense settled in shares), as compared to 225m US dollar for the year 2015 and 251m US dollar for the year 2014.

[1]	Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

AB InBev Share-Based Payment Programs

Share-Based Compensation Plan

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives, including the executive board of management and other senior management in the general headquarters, has been modified. From 1 January 2011, the new plan structure applies to all other senior management. Under this plan, the executive board of management and other senior employees will receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. Such voluntary investment leads to a 10% discount to the market price of the shares. The company will also match such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The matching is based on the gross amount of the variable compensation invested. The discount shares and matching shares are granted in the form of restricted stock units which have a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

During 2016, AB InBev issued 0.7m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 85m US dollar and cliff vest after five years. During 2015, AB InBev issued 0.4m of matching restricted stock units in relation to the 2014 bonus and 0.1m matching restricted stock units in relation to a 2015 bonus granted to company employees and management, with a fair value of approximately 54m US dollar.

LTI Stock Option Plan for Directors

Before 2014, the company issued regularly warrants, or rights to subscribe for newly issued shares under the LTI Warrant Plan for the benefit of directors and, until 2006, for the benefit of members of the executive board of management and other senior employees. LTI warrants were subject to a vesting period ranging from one to three years. Forfeiture of a warrant occurs in certain circumstances when the holder leaves the company’s employment.

Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan and the LTI Stock Option Plan Executives.

Since 2014, directors are no longer eligible to receive warrants under the LTI Warrant Plan. Instead, on 30 April 2014, the annual shareholders meeting decided to replace the LTI Warrant Plan by a LTI Stock Option plan for directors. As a result, grants for directors now consist of LTI stock options instead of LTI warrants (i.e. the right to purchase existing shares instead of the right to subscribe to newly issued shares). Grants are made annually at the company’s shareholders meeting on a discretionary basis upon recommendation of the Remuneration Committee. The LTI stock options have an exercise price that is set equal to the market price at the time of the granting, a maximum lifetime of 10 years and an exercise period that starts after 5 years. The LTI stock options cliff vest after 5 years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

AB InBev granted 0.2m stock options to members of the board of directors during 2016 representing a fair value of approximately 5m US dollar (2015: 0.2m stock options with a fair value of approximately 5m US dollar).

Furthermore, at the annual shareholders meeting of 30 April 2014, all outstanding LTI warrants granted under the company’s LTI Warrant Plan were converted into LTI stock options, i.e. the right to purchase existing ordinary shares of Anheuser-Busch InBev SA/NV instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remain unchanged.

LTI Stock Option Plan Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In December 2016 AB InBev issued 4.6m LTI stock options with an estimated fair value of 83m US dollar, whereby 1.3m options relate to American Depositary Shares (ADSs) and 3.3m options to AB InBev shares. In December 2015 AB InBev issued 4.7m LTI stock options with an estimated fair value of 117m US dollar, whereby 1.1m options relate to American Depositary Shares (ADSs) and 3.6m options to AB InBev shares.

Exceptional incentive stock options

On 15 December 2016, approximately 13.2 million options were granted to a selected group of approximately 300 members of the senior management of the company considering the significant contribution that these employees can make to the success of the company and the achievement of integration benefits. Each option gives the grantee the right to purchase one existing AB InBev share. The exercise price of the options is 97.99 Euro which corresponds to the closing share price on the day preceding the grant date. The options granted have an estimated fair value of 228m US dollar.

The options have a duration of 10 years from grant and vest on 01 January 2022. The options only become exercisable provided a performance test is met.

No stock options were granted to members of the Executive Board of Management.

On 15 December 2016, approximately 1.3 million options were granted to employees of SABMiller. The grant results from the commitment that AB InBev has made under the terms of the combination with SABMiller, that it would, for at least one year, preserve the terms and conditions for employment of all employees that remain with the SABMiller Group. Each option gives the grantee the right to purchase one existing AB InBev share. The exercise price of the options is 97.99 Euro which corresponds to the closing share price on the day preceding the grant date. The options granted have an estimated fair value of 29m US dollar.

The options have a duration of 10 years as from granting and vest after 3 years. Specific forfeiture rules apply if the employee leaves the company before the vesting date.

Performance related incentive plan for Disruptive Growth Function

In 2016 the company implemented a new performance related incentive plan which will substitute the long-term incentive stock option plan for executives of the Disruptive Growth Function. This function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences such as brew pubs.

During 2016, approximately 2.4 million performance units were granted to senior management of the Disruptive Growth Function. Out of these, approximately 0.5 million performance units were granted to a member of the Executive Board of Management. The value of the performance units will depend on the return of the Disruptive Growth business area.

The units vest after 5 years provided a performance test is met. Specific forfeiture rules apply in case the executive leaves the company.

Other Grants

AB InBev has in place three specific long-term restricted stock unit programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2016, 0.4m restricted stock units with an estimated fair value of 40m US dollar were granted under this program to a selected number of employees (2015: 0.1m restricted stock units with an estimated fair value of 15m US dollar).

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In 2016, 0.2m restricted stock units with an estimated fair value of 18m US dollar were granted under this program to a selected number of employees (2015: 0.2m restricted stock units with an estimated fair value of 26m US dollar).

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching stock options which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2016, employees purchased shares under this program for the equivalent of 0.5m US dollar (2015: equivalent of 0.8m US dollar).

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program can be executed whereby unvested options are exchanged against restricted shares that remain locked-up until 5 years after the end of the initial vesting period. In 2015 and 2016, no unvested options were exchanged against restricted shares. As a variant to this program, the Remuneration Committee has approved the early release of the vesting conditions of 0.2m unvested options. The shares that result from the exercise of the options must remain locked-up until 31 December 2023. Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and compensated by the issuance of new additional options. In 2016, 0.2m new options where issued, representing the economic value of the dividend protection feature. In 2015 no new options were issued. The Remuneration Committee has also approved the early release of vesting conditions of 0.1m unvested options and 0.1m unvested restricted stock units. The shares that result from the exercise of the options or the accelerated vesting of restricted stock units must remain locked-up until the end of the initial vesting period.

As the vesting period for these stock options and restricted stock units was changed, an accelerated expense of 0.7m US dollar was recorded as a result of the modification.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2016 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2016	2015	2014

Fair value of options and warrants granted	17.40	21.78	20.70
Share price	103.77	125.29	113.29
Exercise price	103.77	125.29	113.29
Expected volatility	24%	24%	24%
Expected dividends	3.00%	3.00%	3.00%
Risk-free interest rate	0.54%	0.82%	1.23%

Expected volatility is based on historical volatility calculated using 3032 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The total number of outstanding AB InBev options and warrants developed as follows:

Million options and warrants	2016	2015	2014

Options and warrants outstanding at 1 January	47.6	45.6	52.5
Options and warrants issued during the year	20.4	9.7	4.5
Options and warrants exercised during the year	(2.2)	(6.6)	(10.0)
Options and warrants forfeited during the year	(0.9)	(1.1)	(1.4)

Options and warrants outstanding at the end of December	64.9	47.6	45.6

The range of exercise prices of the outstanding options and warrants is between 10.32 euro (10.88 US dollar)1 and 121.95 euro (128.55 US dollar) while the weighted average remaining contractual life is 7.46 years.

Of the 64.9m outstanding options and warrants 9.9m are vested at 31 December 2016.

The weighted average exercise price of the AB InBev options and warrants is as follows:

Amounts in US dollar[1]	2016	2015	2014

Options and warrants outstanding at 1 January	64.50	51.35	45.38
Granted during the year	104.71	126.67	113.29
Exercised during the year	32.45	32.47	24.40
Forfeited during the year	88.68	54.88	45.75
Outstanding at the end of December	76.25	64.50	51.35
Exercisable at the end of December	40.62	37.15	36.21

For share options and warrants exercised during 2016, the weighted average share price at the date of exercise was 109.32 euro (115.23 US dollar).

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2016	2015	2014

Restricted stock units outstanding at 1 January	5.6	5.8	4.7
Restricted stock units issued during the year	1.4	1.0	1.3
Restricted stock units exercised during the year	(1.1)	(1.0)	—
Restricted stock units forfeited during the year	(0.1)	(0.2)	(0.2)

Restricted stock units outstanding at the end of December	5.8	5.6	5.8

Ambev Share-Based Payment Programs

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 7.3m restricted stock units in 2016 with an estimated fair value of 38.5m US dollar (2015: 2.7m restricted stock units with an estimated fair value of 15m US dollar).

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2016, Ambev granted 24.8m LTI stock options with an estimated fair value of 44.3m US dollar (2015: 16.5m LTI stock options with an estimated fair value of 40m US dollar).

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2016 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2016	2015	2014

Fair value of options granted	1.90	2.01	1.96
Share price	5.27	4.72	6.00
Exercise price	5.27	4.72	6.00
Expected volatility	27%	27%	32%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%	0.00% - 5.00%
Risk-free interest rate	12.40%	15.90%	2.20% - 12.40%

The total number of outstanding Ambev options developed as follows:

Million options	2016	2015	2014

Options outstanding at 1 January	121.8	126.1	147.7
Options issued during the year	24.8	16.6	17.0
Options exercised during the year	(11.6)	(20.0)	(34.8)
Options forfeited during the year	(3.7)	(1.0)	(3.8)

Options outstanding at the end of December	131.3	121.7	126.1

The range of exercise prices of the outstanding options is between 0.02 Brazilian real (0.00 US dollar) and 28.32 Brazilian real (8.69 US dollar) while the weighted average remaining contractual life is 5.96 years.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

Of the 131.2m outstanding options 52.8m options are vested at 31 December 2016.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2016	2015	2014

Options outstanding at 1 January	3.17	3.79	2.69
Granted during the year	5.27	4.72	6.03
Exercised during the year	0.77	1.29	1.45
Forfeited during the year	3.94	5.21	4.25
Outstanding at the end of December	4.26	3.17	3.79
Exercisable at the end of December	1.12	0.84	1.11

For share options exercised during 2016, the weighted average share price at the date of exercise was 18.41 Brazilian real (5.65 US dollar).

The total number of outstanding Ambev restricted stock units developed as follows:

Million restricted stock units	2016	2015	2014

Restricted stock units outstanding at 1 January	19.1	17.5	15.6
Restricted stock units issued during the year	7.3	2.7	5.2
Restricted stock units exercised during the year	(6.1)	(0.8)	(2.3)
Restricted stock units forfeited during the year	(1.0)	(0.3)	(1.0)

Restricted stock units outstanding at the end of December	19.3	19.1	17.5

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to lockup periods of five and ten years, respectively.

During 2016, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.3m AB InBev shares (0.3m AB InBev shares in 2015) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 5m US dollar (6m US dollar in 2015) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

27.	PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2016	157	733	7	897
Effect of changes in foreign exchange rates	(9)	9	(3)	(3)
Acquisitions through business combinations	216	703	616	1 535
Provisions made	100	483	17	600
Provisions used	(228)	(274)	(6)	(508)
Provisions reversed	(3)	(63)	(27)	(93)
Other movements	(1)	1	(150)	(150)

Balance at 31 December 2016	232	1 592	454	2 278

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2015	166	623	10	799
Effect of changes in foreign exchange rates	(11)	(84)	(1)	(96)
Provisions made	77	380	—	457
Provisions used	(66)	(222)	(1)	(289)
Provisions reversed	(8)	(109)	(1)	(118)
Other movements	(1)	143	—	142

Balance at 31 December 2015	157	733	7	897

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 Exceptional items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years

Restructuring	232	149	9	70	4

Disputes
Income and indirect taxes	1 178	514	499	32	133
Labor	161	67	14	53	26
Commercial	50	27	15	5	3
Other disputes	204	7	91	102	4

	1 592	615	619	192	166

Other provisions	454	76	27	24	327

Total provisions	2 278	841	655	286	497

AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union and a similar scheme in Korea. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2016, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

28.	TRADE AND OTHER PAYABLES

Non-Current Trade and Other Payables

Million US dollar	2016	2015[1]

Indirect taxes payable	159	186
Trade payables	465	484
Deferred consideration on acquisitions	379	329
Other payables	325	242

	1 328	1 241

Current Trade and Other Payables

Million US dollar	2016	2015[1]

Trade payables and accrued expenses	14 071	11 616
Payroll and social security payables	1 027	924
Indirect taxes payable	2 750	1 610
Interest payable	1 797	817
Consigned packaging	974	680
Dividends payable	447	239
Deferred income	52	49
Deferred consideration on acquisitions	1 640	1 474
Other payables	327	253

	23 086	17 662

Deferred consideration on acquisitions is mainly comprised of 1.5 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable since 2013. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic.

29.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading.

The following table provides an overview of the derivative financial instruments outstanding at year-end by maturity bucket. The amounts included in this table are the notional amounts.

	2016					2015
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts SABMiller combination	—	—	—	—	—	68 860	—	—	—	—
Other forward exchange contracts	22 396	96	—	—	—	10 481	—	508	803	—
Foreign currency futures	610	—	—	—	—	1 568	100	—	—	—

Interest rate
Interest rate swaps	1 292	1 075	2 250	784	3 630	—	77	—	3 000	74
Cross currency interest rate swaps	1 553	785	1 796	460	1 134	—	1 604	777	1 803	1 560
Interest rate futures	—	—	46	77	—	—	13	—	109	—
Other interest rate derivatives	—	—	—	—	565	—	—	—	—	565

Commodities
Aluminum swaps	1 211	31	—	—	—	1 509	172	—	—	—
Other commodity derivatives	1 124	189	—	—	—	1 227	82	—	—	—

Equity
Equity derivatives	10 087	235	—	—	—	5 985	—	—	—	—

[1]	Reclassified to conform to the 2016 presentation.

A.	Foreign Currency Risk

AB InBev incurs foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are foreign currency rate agreements, exchange traded foreign currency futures and cross currency interest rate swaps.

Foreign Exchange Risk on the Combination with Sabmiller

During 2015 and 2016, AB InBev entered into derivative foreign exchange forward contracts, as well as other non-derivative items also documented in a hedge accounting relationship, in order to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling and South African rand. Although these derivatives and non-derivative items were considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules. Since inception of the derivative contracts in 2015 and upon the completion of the combination with SABMiller, 12.3 billion US dollar negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which 7.4 billion US dollar qualified for hedge accounting and was, accordingly, allocated as part of the consideration paid.

The portion that did not qualify for hedge accounting was reported as an exceptional finance cost in the profit and loss account in 2016 - see Note 11 Finance cost and income. Furthermore, the settlement of the derivatives that did not qualify for hedge accounting is classified as cash flow from financing activities in the consolidated cash flow statement.

Foreign Exchange Risk on Operating Activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, AB InBev’s policy is to hedge operational transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operational transactions that are certain are hedged without any limitation in time. Non-operational transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are certain.

The table below provides an indication of the company’s main net foreign currency positions as regards firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	31 December 2016			31 December 2015[1]
Million US dollar	Total exposure	Total hedges	Open position	Total exposure	Total hedges	Open position

Euro/Canadian dollar	(52)	52	—	(56)	56	—
Euro/Mexican peso	(159)	197	38	—	—	—
Euro/South African rand	(64)	64	—	—	—	—
Euro/South Korean won	(63)	55	(8)	(57)	27	(30)
Euro/Pound sterling	(33)	146	113	(52)	184	132
Euro/Russian ruble	(64)	93	29	(74)	109	35
Euro/Ukrainian hryvnia	(60)	—	(60)	(68)	—	(68)
Euro/US dollar	(924)	483	(441)	(420)	152	(268)
Pound sterling/US dollar	(492)	162	(330)	—	—	—
US dollar/Argentinean peso	(219)	219	—	(459)	459	—
US dollar/Australian dollar	(171)	73	(98)	—	—	—
US dollar/Bolivian boliviano	(59)	59	—	(62)	62	—
US dollar/Brazilian real	(1 102)	1 102	—	(1 419)	1 419	—
US dollar/Canadian dollar	(347)	347	—	(321)	321	—
US dollar/Chilean peso	(255)	255	—	(152)	152	—
US dollar/Chinese yuan	(248)	228	(20)	(135)	121	(14)
US dollar/Colombian peso	(202)	187	(15)	(10)	10	—
US dollar/Euro	(115)	68	(47)	(197)	301	104
US dollar/Honduran lempira	(172)	—	(172)	—	—	—
US dollar/Mexican peso	(952)	1 065	113	(1 234)	1 933	699
US dollar/Nigerian naira	(87)	—	(87)	—	—	—
US dollar/Paraguayan guarani	(136)	136	—	(96)	96	—
US dollar/Peruvian nuevo sol	(196)	123	(73)	(5)	5	—
US dollar/Russian ruble	(71)	91	20	(78)	115	37
US dollar/South African rand	(95)	95	—	—	—	—
US dollar/South Korean won	(48)	112	64	(35)	84	49
US dollar/Tanzanian shilling	(85)	14	(71)	—	—	—
US dollar/Ukrainian hryvnia	(22)	—	(22)	(46)	—	(46)
US dollar/Uruguayan peso	(44)	44	—	(52)	52	—
US dollar/Zambian kwacha	(89)	—	(89)	—	—	—
Others	(459)	142	(317)	(173)	160	(13)

[1]	Reclassified to conform to the 2015 presentation.

The US dollar/Mexican peso open long position in 2015 is mainly related to US dollar cash held in Mexico.

Further analysis on the impact of open currency exposures is performed in the Currency Sensitivity Analysis below.

In conformity with IAS 39 hedge accounting rules, these hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

Foreign Exchange Risk on Net Investments in Foreign Operations

AB InBev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges and include both derivative and non-derivative financial instruments.

As of 31 December 2016, designated derivative and non-derivative financial instruments in a net investment hedge relationship amount to 15 583m US dollar equivalent (11 193m US dollar in 2015) in Holding companies and approximately 1 497m US dollar equivalent (1 460m US dollar in 2015) at Ambev level. Those derivatives and non-derivatives are used to hedge foreign operations with functional currencies mainly denominated in Canadian dollar, Dominican peso, euro, Mexican peso, pound sterling, South Korean won and US dollar.

Foreign Exchange Risk on Foreign Currency Denominated Debt

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible linked to the functional currency of the subsidiary. To the extent this is not the case, hedging is put in place unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration the holistic risk management approach.

A description of the foreign currency risk hedging related to the debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

Currency Sensitivity Analysis

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company can have open positions in certain countries for which hedging can be limited as the illiquidity of the local foreign exchange market prevents the company from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Australian dollar, Chinese yuan, Colombian peso, Honduran lempira, Nigerian naira, Mexican peso, Peruvian nuevo sol, pound sterling, Russian ruble, South Korean won, Tanzanian shilling, Ukrainian hryvnia and Zambian kwacha against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2016
	Closing rate 31 December 2016	Possible closing rate[1]	Volatility of rates in %

Euro/Mexican peso	21.78	18.12 - 25.45	16.83%
Euro/Pound sterling	0.86	0.76 - 0.96	11.63%
Euro/Russian ruble	63.94	51.45 - 76.43	19.53%
Euro/Ukrainian hryvnia	28.66	24.85 - 32.47	13.30%
Euro/US dollar	1.05	0.97 - 1.14	8.09%
Pound sterling/US dollar	1.23	1.06 - 1.40	13.99%
US dollar/Australian dollar	1.38	1.23 - 1.54	11.22%
US dollar/Chinese yuan	6.94	6.57 - 7.32	5.45%
US dollar/Colombian peso	3 002.14	2 449.43 - 3 554.86	18.41%
US dollar/Euro	0.95	0.87 - 1.03	8.09%
US dollar/Honduran lempira	23.49	23.36 - 23.63	0.57%
US dollar/Mexican peso	20.66	17.20 - 24.13	16.76%
US dollar/Nigerian naira	315.28	192.49 - 438.07	38.95%
US dollar/Peruvian nuevo sol	3.35	3.11 - 3.60	7.29%
US dollar/Russian ruble	60.66	48.77 - 72.55	19.60%
US dollar/South Korean won	1 203.90	1 039.01 - 1 368.80	13.70%
US dollar/Tanzanian shilling	2 180.87	2 151.10 - 2 210.64	1.37%
US dollar/Ukrainian hryvnia	27.19	24.27 - 30.11	10.74%
US dollar/Zambian kwacha	9.94	8.06 - 11.82	18.91%

	2015
	Closing rate 31 December 2015	Possible closing rate[2]	Volatility of rates in %

Pound sterling/Euro	1.36	1.23-1.50	9.73%
Euro/Czech koruna	27.02	26.21-27.83	2.99%
Euro/Russian ruble	79.35	58.04-100.66	26.86%
Euro/Ukrainian hryvnia	26.13	10.51-41.75	59.79%
US dollar/Euro	0.92	0.81-1.03	12.13%
US dollar/Mexican peso	17.21	15.38-19.04	10.63%
US dollar/Pound sterling	0.67	0.62-0.73	8.34%
US dollar/Russian ruble	72.88	54.75-91.01	24.88%
US dollar/Ukrainian hryvnia	24.00	8.88-39.12	63.01%

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2016.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2015.

Had the Australian dollar, Chinese yuan, Colombian peso, Honduran lempira, Nigerian naira, Mexican peso, Peruvian nuevo sol, pound sterling, Russian ruble, South Korean won, Tanzanian shilling, Ukrainian hryvnia and Zambian kwacha weakened/strengthened during 2016 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2016 impact on consolidated profit before taxes would have been approximately 112m US dollar (71m US dollar in 2015) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2016, shows a positive/negative pre-tax impact on equity reserves of 774m US dollar (895m US dollar in 2015).

Net Foreign Exchange Results

Foreign exchange results recognized on unhedged and hedged exposures and from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2016	2015	2014

Cash flow hedges - hedged items	98	61	(60)
Cash flow hedges - hedging instruments (reclassified from equity)	(151)	(11)	53
Economic hedges - hedged items not part of a hedge accounting relationship	9	(347)	—
Economic hedges - hedging instruments not part of a hedge accounting relationship	(45)	352	11
Other results - not hedged	68	323	315

	(21)	378	319

B.	Interest Rate Risk

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

Fair Value Hedge

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In June 2009, the company issued a pound sterling bond for an equivalent of 750m pound sterling. This bond bears interest at 6.50% with maturity in June 2017.

The company entered into several pound sterling fixed/euro floating cross currency interest rate swaps to manage and reduce the impact of changes in the pound sterling exchange rate and interest rate on this bond.

These derivative instruments have been designated in a fair value hedge accounting relationship.

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company entered into several US dollar fixed/floating interest rate swaps to manage and reduce the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 5.5 billion US dollar.

These derivative instruments have been designated in a fair value hedge accounting relationship.

Ambev bond hedges (interest rate risk on borrowings in Brazilian real)

In July 2007 Ambev issued a Brazilian real bond (“Bond 17”), which bears interest at 9.5% and is repayable semi-annually with final maturity date in July 2017.

Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on such bond. These derivative instruments have been designated in a fair value hedge accounting relationship.

Cash Flow Hedge

Canadian dollar bond hedges (foreign currency risk + interest rate risk on borrowings in Canadian dollar)

In January 2013, the company issued a series of notes in an aggregated principal amount of 1.2 billion Canadian dollar. These bonds bear interest at 2.375% with maturity in January 2018 and 3.375% with maturity in January 2023.

The company entered into several Canadian dollar fixed/US dollar fixed cross currency interest rate swaps to manage and reduce the impact of changes in the Canadian dollar exchange rate and interest rate on these bonds.

These derivative instruments have been designated in a cash flow hedge accounting relationship.

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In September 2013, the company issued a pound sterling bond for an equivalent of 500m pound sterling. This bond bears interest at 4.00% per year with maturity in September 2025.

The company entered into several pound sterling fixed/euro fixed cross currency interest rate swaps to manage and reduce the impact of changes in the pound sterling exchange rate and interest rate on this bond.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2016.

These derivative instruments have been designated in a cash flow hedge accounting relationship.

Economic Hedge

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2016 and 2015, Ambev invested in highly liquid Brazilian real denominated government debt securities.

The company also entered into interest rate future contacts in order to offset the Brazilian real interest rate exposure of such government bonds. Since both instruments are measured at fair value with changes recorded into profit or loss, no hedge accounting designation was done.

Interest Rate Sensitivity Analysis

In respect of interest-bearing financial liabilities, the table below indicates their effective interest rates at balance sheet date as well as the split per currency in which the debt is denominated.

31 December 2016	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	9.76%	205	12.62%	729
Canadian dollar	1.55%	386	1.55%	386
Euro	0.20%	3 037	0.12%	4 046
South African rand	8.30%	446	8.30%	446
US dollar	1.82%	10 187	2.33%	18 002
Other	18.75%	352	18.75%	352

		14 613		23 961

Fixed rate
Australian dollar	3.85%	520	3.85%	520
Brazilian real	6.67%	375	6.20%	258
Canadian dollar	2.93%	886	2.89%	554
Euro	0.26%	23 991	1.86%	26 396
Peruvian nuevo sol	5.88%	119	5.88%	119
Pound sterling	6.80%	2 212	9.75%	594
South Korean won	—	—	2.50%	1 000
US dollar	4.06%	79 615	4.15%	68 928
Other	11.41%	412	11.41%	412

		108 130		98 782

31 December 2015	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	9.41%	270	11.19%	355
Euro	0.09%	2 934	1.41%	3 975
US dollar	1.12%	584	1.20%	1 787
Other	6.10%	6	6.10%	6

		3 795		6 124

Fixed rate
Brazilian real	7.13%	282	8.22%	237
Canadian dollar	3.14%	1 290	3.22%	968
Dominican peso	9.52%	101	9.52%	101
Euro	2.47%	11 363	2.31%	13 893
Pound sterling	6.54%	2 686	8.67%	912
South Korean won	—	—	2.44%	1 000
US dollar	4.21%	29 935	4.37%	26 216
Other	3.60%	14	3.60%	14

		45 671		43 342

At 31 December 2016, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 184m US dollar.

As disclosed in the above table, 23 961m US dollar or 19.52% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2016
	Interest rate 31 December 2016[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	13.20%	12.88% - 13.53%	2.46%
Canadian dollar	0.95%	0.87% - 1.02%	7.83%
Euro	—	—	11.84%
South African rand	7.36%	6.95% - 7.77%	5.55%
US dollar	1.00%	0.89% - 1.11%	11.08%

	2015
	Interest rate 31 December 2015[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	13.64%	12.48% - 14.8%	8.52%
Euro	—	0.15% - 0%	211.93%
US dollar	0.61%	0.5% - 0.73%	18.83%

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2016 and as of 31 December 2015.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2016 and at December 2015. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2016, with all other variables held constant, 2016 interest expense would have been 23m US dollar higher/lower (2015: 5m US dollar). This effect would be more than offset by 53m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2015: 50m US dollar).

Interest Expense

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2016	2015	2014

Financial liabilities measured at amortized cost – not hedged	(4 119)	(2 005)	(2 236)
Fair value hedges – hedged items	(73)	(87)	(97)
Fair value hedges – hedging instruments	42	50	42
Cash flow hedges – hedged items	(24)	(31)	(35)
Cash flow hedges – hedging instruments (reclassified from equity)	16	24	10
Net investment hedges – hedging instruments (interest component)	34	152	192
Economic hedges – hedged items not part of a hedge accounting relationship	8	8	(9)
Economic hedges – hedging instruments not part of a hedge accounting relationship	24	56	125

	(4 092)	(1 833)	(2 008)

C.	Commodity Price Risk

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, barley, coal, corn grits, corn syrup, corrugated board, diesel, fuel oil, glass, hops, labels, malt, natural gas, orange juice, plastics, rice, steel and wheat. As of 31 December 2016, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 242m US dollar (2015: 1 681m US dollar), natural gas and energy derivatives for 189m US dollar (2015: 216m US dollar), exchange traded sugar futures for 93m US dollar (2015: 92m US dollar), corn swaps for 179m US dollar (2015: 272m US dollar), exchange traded wheat futures for 557m US dollar (2015: 484m US dollar), rice swaps for 190m US dollar (2015: 138m US dollar) and plastic derivatives for 105m US dollar (2015: 107m US dollar). These hedges are designated in a cash flow hedge accounting relationship.

Commodity Price Sensitivity Analysis

The impact of changes in the commodity prices for AB InBev’s derivative exposures would have caused an immaterial impact on 2016 profits as most of the company’s commodity derivatives are designated in a hedge accounting relationship.

The table below shows the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2016, would have on the equity reserves.

	2016
	Volatility of prices in %[1]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	15.80%	196	(196)
Sugar	32.63%	30	(30)
Wheat	26.43%	147	(147)
Energy	28.60%	54	(54)
Rice	26.38%	50	(50)
Corn	24.30%	44	(44)
Plastic	18.62%	20	(20)

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2016.

	2015
	Volatility of prices in %[1]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	18.06%	203	(203)
Sugar	31.20%	30	(30)
Wheat	34.65%	(7)	7
Energy	30.28%	59	(59)
Rice	23.52%	22	(22)
Corn	13.45%	53	(53)
Plastic	18.43%	23	(23)

D.	Equity Price Risk

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 11 Finance cost and income and Note 23 Changes in equity and earnings per share) and some share-based payments in connection with the combination with SABMiller. Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 31 December 2016, an exposure for an equivalent of 91.6m of AB InBev shares was hedged, resulting in a total loss of 851m US dollar recognized in the profit or loss account for the period, of which 384m US dollar related to the company’s share-based payment programs, 340m US dollar and 127m US dollar related to the Modelo and SABMiller transactions, respectively.

Between 2012 and 2016, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a cash inflow of 1.3 billion US dollar between 2012 and 2015 and 1.9 billion US dollar in 2016 and, accordingly, a decrease of counterparty risk.

Equity Price Sensitivity Analysis

The sensitivity analysis on the share-based payments hedging program, calculated based on a 22.84% (2015: 25.12%) reasonable possible volatility2 of the AB InBev share price and with all the other variables held constant, would show 2 236m US dollar positive/negative impact on the 2016 profit before tax (2015: 2 017m US dollar).

E.	Credit Risk

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with all of the financial institutions that are counterparties to the over the counter (OTC) derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2016 to be limited.

AB InBev has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade. The company monitors counterparty credit exposures closely and reviews any downgrade in credit rating immediately. To mitigate pre-settlement risk, minimum counterparty credit standards become more stringent as the duration of the derivative financial instruments increases. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2015.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2016.

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2016			2015
Million US dollar	Gross	Impairment	Net carrying amount	Gross[1]	Impairment	Net carrying amount[2]

Debt securities held for trading	5 659	—	5 659	55	—	55
Available for sale	65	(7)	58	40	(9)	31
Held to maturity	24	—	24	17	—	17
Trade receivables	4 399	(202)	4 197	3 244	(230)	3 014
Cash deposits for guarantees	200	—	200	187	—	187
Loans to customers	100	—	100	94	—	94
Other receivables	2 818	(109)	2 709	1 975	(99)	1 876
Derivatives	1 117	—	1 117	3 563	—	3 563
Cash and cash equivalents	8 579	—	8 579	6 923	—	6 923

	22 961	(318)	22 643	16 098	(338)	15 760

There was no significant concentration of credit risks with any single counterparty per 31 December 2016 and no single customer represented more than 10% of the total revenue of the group in 2016.

Impairment Losses

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2016
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Total

Balance at 1 January	(9)	(230)	—	(99)	(338)
Impairment losses	—	(43)	—	—	(43)
Derecognition	—	69	—	2	71
Currency translation and other	2	2	—	(12)	(8)

Balance at 31 December	(7)	(202)	—	(109)	(318)

	2015
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Total

Balance at 1 January	(11)	(260)	(30)	(128)	(429)
Impairment losses	—	(41)	—	(16)	(57)
Derecognition	—	20	30	22	72
Currency translation and other	2	51	—	23	76

Balance at 31 December	(9)	(230)	—	(99)	(338)

	2014
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Total

Balance at 1 January	(13)	(249)	(84)	(162)	(508)
Impairment losses	(1)	(37)	(1)	—	(39)
Derecognition	2	28	38	15	83
Currency translation	1	(2)	17	19	35

Balance at 31 December	(11)	(260)	(30)	(128)	(429)

F.	Liquidity Risk

AB InBev’s primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. AB InBev’s material cash requirements have included the following:

•	Debt service;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

[1]	Reclassified to conform to the 2016 presentation.

The company believes that cash flows from operating activities, available cash and cash equivalent and short term investments, along with the derivative instruments and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2016
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(862)	(937)	(676)	(116)	(33)	(32)	(80)
Commercial papers	(2 053)	(2 054)	(2 054)	—	—	—	—
Unsecured bank loans	(9 662)	(11 057)	(1 618)	(535)	(365)	(8 535)	(4)
Unsecured bond issues	(109 627)	(162 300)	(7 284)	(10 262)	(13 713)	(25 383)	(105 658)
Unsecured other loans	(122)	(279)	(27)	(41)	(33)	(41)	(137)
Finance lease liabilities	(234)	(346)	(44)	(42)	(44)	(70)	(146)
Bank overdraft	(184)	(184)	(184)	—	—	—	—
Trade and other payables	(24 879)	(25 398)	(23 717)	(449)	(209)	(331)	(692)

	(147 623)	(202 555)	(35 604)	(11 445)	(14 397)	(34 392)	(106 717)

Derivative financial assets/(liabilities)
Interest rate derivatives	(267)	(269)	5	3	(13)	(35)	(229)
Foreign exchange derivatives	47	42	44	(2)	—	—	—
Cross currency interest rate swaps	(32)	(58)	22	(97)	—	55	(38)
Commodity derivatives	125	117	107	10	—	—	—
Equity derivatives	(490)	(499)	(499)	—	—	—	—

	(617)	(667)	(321)	(86)	(13)	20	(267)

Of which: directly related to cash flow hedges	28	6	176	(112)	(2)	—	(56)

	2015
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(277)	(340)	(115)	(81)	(27)	(39)	(78)
Commercial papers	(2 087)	(2 089)	(2 089)	—	—	—	—
Unsecured bank loans	(1 469)	(1 740)	(1 446)	(216)	(56)	(22)	—
Unsecured bond issues	(45 442)	(63 694)	(3 434)	(8 036)	(6 209)	(12 546)	(33 469)
Unsecured other loans	(52)	(114)	(15)	(16)	(14)	(15)	(54)
Finance lease liabilities	(126)	(218)	(13)	(14)	(14)	(32)	(145)
Bank overdraft	(13)	(13)	(13)	—	—	—	—
Trade and other payables	(18 816)	(19 082)	(17 616)	(454)	(184)	(392)	(436)

	(68 282)	(87 290)	(24 741)	(8 817)	(6 504)	(13 046)	(34 182)

Derivative financial assets/(liabilities)
Interest rate derivatives	(99)	(100)	18	(8)	(15)	(13)	(82)
Foreign exchange derivatives	(3 022)	(3 088)	(3 072)	2	(12)	(6)	—
Cross currency interest rate swaps	167	175	57	182	(73)	(81)	90
Commodity derivatives	(246)	(247)	(250)	3	—	—	—
Equity derivatives	2 468	2 469	2 469	—	—	—	—

	(732)	(791)	(778)	179	(100)	(100)	8

Of which: directly related to cash flow hedges	(1 187)	(1 269)	(1 238)	45	(105)	13	16

G.	Capital Management

AB InBev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. When analyzing AB InBev’s capital structure the company uses the same debt/equity classifications as applied in the company’s IFRS reporting.

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

H.	Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In conformity with IAS 39 all derivatives are recognized at fair value in the balance sheet.

The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates.

The fair value of these instruments generally reflects the estimated amount that AB InBev would receive on the settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the balance sheet date, and thereby takes into account any unrealized gains or losses on open contracts.

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2016	2015	2016	2015	2016	2015
Foreign currency
Forward exchange contracts	492	574	(441)	(3 625)	51	(3 051)
Foreign currency futures	3	94	(7)	(65)	(4)	29

Interest rate
Interest rate swaps	26	—	(216)	(19)	(190)	(19)
Cross currency interest rate swaps	182	307	(214)	(140)	(32)	167
Other interest rate derivatives	—	—	(77)	(80)	(77)	(80)

Commodities
Aluminum swaps	69	28	(8)	(211)	61	(183)
Sugar futures	22	7	(5)	(11)	17	(4)
Wheat futures	52	62	(30)	(24)	22	38
Other commodity derivatives	46	5	(21)	(102)	25	(97)

Equity
Equity derivatives	225	2 486	(715)	(18)	(490)	2 468

	1 117	3 563	(1 734)	(4 295)	(617)	(732)

Of which:
Non-current	146	295	(471)	(315)	(325)	(20)
Current	971	3 268	(1 263)	(3 980)	(292)	(712)

The following table summarizes the carrying amounts of the fixed rate interest-bearing financial liabilities and their fair value. The fair value was assessed using common discounted cash-flow method based on market conditions existing at the balance sheet date. Therefore, the fair value of the fixed interest-bearing liabilities is within level 2 of the fair value hierarchy as set forth by IFRS 13 – Fair value measurement. Floating rate interest-bearing financial liabilities and all trade and other receivables and payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amounts are a reasonable approximation of their fair values:

Interest-bearing financial liabilities Million US dollar	2016 Carrying amount[1]	2016 Fair value	2015 Carrying amount[1]	2015 Fair value
Fixed rate
Australian dollar	(520)	(518)	—	—
Brazilian real	(375)	(375)	(282)	(281)
Canadian dollar	(886)	(954)	(1 290)	(1 416)
Euro	(23 991)	(26 684)	(11 363)	(12 669)
Peruvian nuevo sol	(119)	(118)	—	—
Pound sterling	(2 212)	(2 847)	(2 686)	(3 242)
US dollar	(79 615)	(85 397)	(29 935)	(32 959)
Other	(412)	(411)	(115)	(116)

	(108 130)	(117 305)	(45 671)	(50 683)

As required by IFRS 13 Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

Fair value hierarchy 2016 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	5 659	—	—
Derivatives at fair value through profit and loss	1	338	—
Derivatives in a cash flow hedge relationship	30	549	—
Derivatives in a fair value hedge relationship	—	54	—
Derivatives in a net investment hedge relationship	—	145	—

	5 690	1 086	—

Financial Liabilities
Non-derivatives recognized at fair value	—	1 485	—
Deferred consideration on acquisitions at fair value	—	—	1 826
Derivatives at fair value through profit and loss	3	818	—
Derivatives in a cash flow hedge relationship	27	524	—
Derivatives in a fair value hedge relationship	—	354	—
Derivatives in a net investment hedge relationship	—	8	—

	30	3 189	1 826

Fair value hierarchy 2015 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	55	—	—
Derivatives at fair value through profit and loss	41	2 712	—
Derivatives in a cash flow hedge relationship	47	404	—
Derivatives in a fair value hedge relationship	—	180	—
Derivatives in a net investment hedge relationship	16	163	—

	159	3 459	—

Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 449
Derivatives at fair value through profit and loss	36	1 819	—
Derivatives in a cash flow hedge relationship	35	1 603	—
Derivatives in a fair value hedge relationship	—	117	—
Derivatives in a net investment hedge relationship	19	666	—

	90	4 205	1 449

Derivative Instruments

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

Non-Derivative Financial Liabilities

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 31 December 2016, the put option was valued 1 497m US dollar (2015: 1 424m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The variance is mainly explained by accretion and foreign exchange expenses as well as fair value gains. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. As the put option may be exercised in the short-term, a portion of the liability is presented as a current liability.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

I.	Offsetting Financial Assets & Financial Liabilities

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	2016
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	1 117	1 117	(1 054)	63
Derivative liabilities	(1 734)	(1 734)	1 261	(473)

	2015
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	3 563	3 563	(4 633)	(1 070)
Derivative liabilities	(4 295)	(4 295)	3 475	(820)

[1]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules.
[2]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules.

30.	OPERATING LEASES

Non-cancelable operating leases are payable and receivable as follows:

	2016
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Within one year	(95)	69	(153)	30	2	(147)
Between one and five years	(350)	246	(339)	66	5	(372)
After five years	(538)	156	(183)	15	2	(548)

	(983)	471	(675)	111	9	(1 067)

	2015[1]
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Within one year	(108)	73	(95)	31	2	(97)
Between one and five years	(398)	259	(236)	68	6	(301)
After five years	(593)	163	(157)	15	2	(570)

	(1 099)	495	(488)	114	10	(968)

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent an undiscounted obligation of 983m US dollar. The pubs leased from Cofinimmo are subleased for an average outstanding period of 6 to 8 years and represent an undiscounted right to receive 471m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. This represents an undiscounted obligation of 675m US dollar. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals. Also in this category AB InBev has sublet some of the leased properties, representing an undiscounted right of 111m US dollar.

At 31 December 2016, 272m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2015: 233m US dollar; 2014: 276m US dollar), while 117m US dollar was recognized as income in the income statement in respect of subleases (2015: 121m US dollar; 2014: 148m US dollar).

The company also leases out part of its own property under operating leases. At 31 December 2016, 10m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2015: 20m US dollar; 2014: 23m US dollar).

31.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2016	2015
Collateral given for own liabilities	490	562
Collateral and financial guarantees received for own receivables and loans to customers	228	194
Contractual commitments to purchase property, plant and equipment	817	750
Contractual commitments to acquire loans to customers	11	14
Other commitments	1 768	1 713

The collateral given for own liabilities of 490m US dollar at 31 December 2016 contains 173m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 27 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (317m US dollar) contains collateral on AB InBev’s property

[1]	Reclassified to conform to the 2016 presentation.

in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 228m US dollar at 31 December 2016. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 816m US dollar at 31 December 2016.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 11m US dollar at 31 December 2016.

As at 31 December 2016, the following commitments existed with respect to the combination with Grupo Modelo and the SABMiller combination:

•	In a transaction related to the combination of AB InBev and Grupo Modelo select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

•	On 7 June 2013, in a transaction related to the combination of AB InBev and Grupo Modelo, AB InBev and Constellation have entered into a three-year transition services agreement by virtue of which Grupo Modelo or its affiliates agreed to provide certain transition services to Constellation to ensure a smooth operational transition of the Piedras Negras brewery. AB InBev and Constellation have also entered into a temporary supply agreement for an initial three-year term, whereby Constellation can purchase inventory from Grupo Modelo or its affiliates under a specified pricing until the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the US demand.

•	On 13 December 2016, AB InBev announced that it has entered into a binding agreement with Asahi to sell the businesses formerly owned by SABMiller in Poland, the Czech Republic, Slovakia, Hungary and Romania (the “CEE Business”) for an agreed enterprise value of 7.3 billion euro, subject to customary adjustments. In connection with its business combination with SABMiller Limited AB InBev made commitments to the European Commission (“EC”) to sell the CEE Business. The sale is conditional upon EC regulatory approval. The disposal process is being carried out under the supervision of Mazars LLP in their role as EC monitoring trustee. Closing is expected to take place in the first half of 2017.

•	On 15 December 2016, AB InBev entered into a binding agreement to sell its entire indirect shareholding in Distell Group Limited (“Distell”) to the Public Investment Corporation (SOC) Limited, acting on behalf of the Government Employees Pension Fund (“Distell Sale”). The stake comprises 58,674,000 ordinary shares or approximately 26.4% of Distell’s issued share capital (“the Distell Shareholding”). As part of its ruling to approve the business combination with SABMiller, the South African Competition Tribunal required AB InBev to dispose of the Distell Shareholding. Remgro Limited and Capevin Holdings Limited, who hold pre-emptive rights in relation to the Distell Shareholding, had confirmed that they will not exercise their pre-emptive rights triggered by the Sale. The Distell Sale remains subject to the approval of the South African competition authorities.

As at 31 December 2016, the following M&A related commitments existed:

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 31 December 2016, the put option was valued 1 497m US dollar (2015: 1 424m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. See also note 29 Risks arising from financial instruments.

On 23 July 2015 AB InBev entered into a subscription agreement for private placement of shares of Guangzhou Zhujiang Brewery Co., Ltd (“Zhujiang Brewery”), investing no less than 1.6 billion RMB (approximately 258m US dollar) to increase its holdings in Zhujiang Brewery to 29.99%, subject to various regulatory approvals. This additional investment allows the company to further deepen the strategic partnership with Zhujiang Brewery which started in the early 1980s.

On 11 October 2016, AB InBev was notified by The Coca-Cola Company of its intention to acquire AB InBev’s stake in Coca-Cola Beverages Africa (“CCBA”). On 21 December 2016, The Coca-Cola Company and the company have reached an agreement regarding the transition of AB InBev’s 54.5% equity stake in CCBA for 3.15 billion US dollar, after customary adjustments. CCBA includes the Coca-Cola bottling operations in South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte and Comoros. In addition, the companies have reached an agreement in principle for The Coca-Cola Company to acquire the companies’s interest in bottling operations in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador and Honduras for an undisclosed amount. The transactions are subject to the relevant regulatory and minority approvals and are expected to close by the end of 2017.

In December 2016, the company entered into an agreement with Keurig Green Mountain, Inc. to establish a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the US and Canadian markets. The transaction includes the contribution of intellectual property and manufacturing assets from Keurig Green Mountain, Inc. Pursuant to the terms of the joint venture agreement, the company will own 70% of the voting and economic interest in the joint venture and Keurig Green Mountain, Inc. will own 30% and has certain minority protection rights. The transaction is expected to close in the first half of 2017.

Other commitments amount to 1 768m US dollar at 31 December 2016 and mainly cover guarantees given to pension funds, rental and other guarantees.

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 15 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2016, 13 million loaned securities were used to fulfil stock option plan commitments.

32.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

Ambev Tax Matters

As of 31 December 2016, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2016	31 December 2015
Income tax and social contribution	8 878	4 189
Value-added and excise taxes	4 924	2 658
Other taxes	605	220

	14 407	7 067

The most significant tax proceedings of Ambev are discussed below.

Income Tax and Social Contribution
During 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013 and 2016, Ambev received other tax assessments related to profits of its foreign subsidiaries. As of 31 December 2016, Ambev management estimates the exposure of approximately 4.9 billion Brazilian real (1.5 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 42 million Brazilian real (13m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment. The decision was partly favorable, Ambev was notified in August 2015 and presented a motion to clarify the decision to the Administrative Court. This motion was admitted in September 2016 and Ambev waits for the clarified decision. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. Ambev has not recorded any provisions for this matter, and management estimates possible losses in relation to this assessment to be approximately 7.8 billion Brazilian real (2.4 billion US dollar) as of 31 December 2016. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. Ambev filed a defense in November 2013. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.5 billion Brazilian real (0.5 billion US dollar) as of 31 December 2016. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forward arising in the context of business combinations. In February 2016, the Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter. In both cases the decision was unfavorable. Ambev filed a judicial proceeding. In September 2016, Ambev received a favorable first level decision in one of the judicial claims. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately 0.5 billion Brazilian real (0.2 billion US dollar) as of 31 December 2016.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. In July 2016, Ambev was notified of the unfavorable first level administrative decision and filed an appeal to the Upper Administrative Court at the legal term. In December 2015, Ambev also received a new tax assessment related to the same matter. Ambev presented a defense and awaits the first level administrative decision. In December 2016, Ambev received a new tax assessment related to the same matter, regarding the period of 2011, 2012 and 2013. Ambev presented a defense and awaits the first level administrative decision. Ambev management estimates the amount of possible losses in relation to those assessments to be approximately 5.6 billion Brazilian real (1.7 billion US dollar) as of 31 December 2016. Ambev has not recorded any provision in connection with this assessment.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. As of 31 December 2016, Ambev management estimates the exposure of approximately 2.8 billion Brazilian real (0.9 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 194 million Brazilian real (60 million US dollar) as a probable loss.

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. Arosuco filed a defense and awaits the first level administrative decision. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 31 December 2016. Arosuco has not recorded any provision in connection therewith. In December 2016, CRBS (also a subsidiary of Ambev) received a tax assessment regarding the same matter. CRBS filed a defense and awaits the first level administrative decision. CRBS management estimates the amount of possible losses in relation to this assessment to be approximately 3.6 billion Brazilian real (1.1 billion US dollar) as of 31 December 2016.

ICMS Value Added Tax, IPI Excise Tax and Taxes on Net Sales

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits and other IPI credits, which are under discussion before the Brazilian Supreme Court. Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.6 billion US dollar) as of 31 December 2016. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes considered unduly offset with the disallowed IPI excise tax credits which are under discussion in the above mentioned proceedings. Ambev is challenging those charges before Courts. Ambev management estimates the possible losses related to these assessments to be approximately 0.7 billion Brazilian real (0.2 billion US dollar) as of 31 December 2016. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI excise tax, supposedly due over remittances of manufactured goods to other related factories, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 1.5 billion Brazilian real (0.5 billion US dollar) as of 31 December 2016. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments from the States of São Paulo, Rio de Janeiro, Minas Gerais and other States, which question the legality of tax credits arising from existing tax incentives granted to Ambev by other States. Ambev management estimates the possible losses related to these assessments to be approximately 1.8 billion Brazilian real (0.6 billion US dollar) as of 31 December 2016. Ambev has not recorded any provision in connection therewith.

Ambev has been party to legal proceedings with the State of Rio de Janeiro where it was challenging such State’s attempt to assess ICMS with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In 2015, these proceedings were before the Superior Court of Justice and the Brazilian Supreme Court. In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion. In October 2015 and January 2016, Ambev paid the amounts related to the State of Rio de Janeiro’s proceedings in an incentive tax program under which discounts were granted, in the total amount of approximately 0.3 billion Brazilian real (0.1 billion US dollar). After the above mentioned payments, Ambev management estimates the possible losses involved in these proceedings to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 31 December 2016. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has received tax assessments relating to supposed ICMS differences considered due when the price of the products sold by the company reaches levels close to or above the price table basis established by States, cases in which the tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the table price. Ambev is currently challenging those charges before Courts. In August 2016, Ambev received a new assessment, issued by the State of Minas Gerais, in the amount of 1.4 billion Brazilian real (0.4 billion US dollar). In the fourth quarter of 2016, Ambev received other assessments related to the same issue, with lower values. Ambev management estimates the total possible losses related to this issue to be approximately 4.5 billion Brazilian real (1.4 billion US dollar) as of 31 December 2016. Ambev has recorded provisions in the total amount of 1.7 million Brazilian real (0.5 million US dollar) in relation to the proceedings for which it considers the chances of loss to be probable, considering specific procedural issues.

Social Contributions

In December 2015, Ambev received a tax assessment issued by the Brazilian federal tax authorities, relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers in the first quarter of 2011. In 2016, Ambev received new assessments related to the same issue, for the subsequent periods. Ambev management estimates the possible losses related to these assessments to be approximately 1.45 billion Brazilian real (0.5 billion US dollar) as of 31 December 2016. Ambev filed defenses against these assessments and currently awaits judgment. No related provision has been made.

Other Tax Matters

During 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of 0.1 billion US dollar for tax years 2010 and 2011. Anheuser-Busch InBev Worldwide Inc. has filed protests with the IRS for the 2008 to 2011 tax years and intends to vigorously defend its position.

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. The appeals do not suspend the recovery process, and AB InBev cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognised tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 31 December 2016.

Warrants

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 0.8 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

Antitrust Matters

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. The Bundeskartellamt eventually concluded these proceedings in December 2016 after it had issued fines against a number of retailers. Due to AB InBev’s cooperation with the Bundeskartellamt, AB InBev received full immunity from fines, which was confirmed by letter on 13 December 2016.

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding 1.4 billion Canadian dollar (1.0 billion US dollar), as well as, punitive, exemplary and aggravated damages of 5 million Canadian dollar (4m US dollar) and changes/repeals of the affected legislation. Ambev has not recorded any provision in connection therewith.

On 30 June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev through certain practices aimed at restricting trade from other EU countries to Belgium. The fact that an investigation has been initiated does not mean that the European Commission has concluded that there is an infringement. AB InBev is fully cooperating with the investigation. It is not possible to indicate how long the investigation will take or what the outcome will be and no provision has been made in connection therewith. There is no connection between this investigation and the combination with SABMiller.

2009 Dispositions Pension Litigation

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntary termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which was required before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities (“MCC”) in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs sought to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also alleged claims similar to the Angevine lawsuit: (1) that they were entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim was for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. On 11 July 2014, the Court of Appeals for the 6th Circuit reversed the lower court and remanded the case for judgment against AB InBev. On 16 September 2014, AB InBev’s Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the District Court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefit under Section 19.11(f) to members of the certified class. The company believes that the total amount of the enhanced pension benefit is approximately 8m US dollar. Plaintiffs’ counsel has received approximately 1m US dollar in legal fees.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees. On 10 November 2014, Plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On 8 July 2015, the Court issued an order of partial judgment on the pleadings, holding that the employees of BEC were entitled to enhanced retirement benefits under the Plan. The 8 July 2015 order, however, was not a final, appealable order. On 21 August 2015, the company filed a motion seeking entry of a final, appealable order, as well as a stay pending appeal, both of which were granted on 9 October 2015. The company subsequently appealed. That appeal remains pending. The company believes that the total amount of the enhanced pension benefit at issue in this case is approximately 68m US dollar.

33.	NON-CONTROLLING INTERESTS

As of 31 December 2016 and 2015, material non-controlling interests related to AB InBev’s 62% ownership of Ambev, a Brazilian listed subsidiary of AB InBev. The tables below provide summarized information of Ambev’s audited consolidated financial statements as of as of 31 December 2016 and 2015, in accordance with International Financial Reporting Standards.

Summarized financial information of the company’s material non-controlling interest is as follows:

Million US dollar	2016	2015

Summarized balance sheet information
Current assets	7 329	7 251
Non-current assets	18 396	15 843
Current liabilities	8 829	7 719
Non-current liabilities	2 582	2 484
Equity attributable to equity holders	13 754	12 378
Non-controlling interests	560	513

Summarized income statement and comprehensive income information
Revenue	13 123	14 333
Net income	3 765	3 951

Attributable to:
Equity holders	3 611	3 812
Non-controlling interests	155	140

Net income	3 765	3 951
Other comprehensive income	(1 534)	1 244
Total comprehensive income	2 231	5 195

Attributable to:
Equity holders	2 190	4 935
Non-controlling interests	41	260

Summarized cash flow information
Cash flow from operating activities	3 552	7 234
Cash flow from investing activities	(1 697)	(1 840)
Cash flow from financing activities	(3 351)	(4 702)
Net increase/(decrease) in cash and cash equivalents	(1 496)	692

Dividends paid by Ambev to non-controlling interests (i.e. to entities outside the AB InBev Group) amounted to 1.2 billion US dollar and 1.3 billion US dollar for 2016 and 2015, respectively.

34.	RELATED PARTIES

Transactions with Directors and Executive Board Management Members (Key Management Personnel)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. In particular, members of the executive board of management participate in the pension plan of their respective country – see also Note 25 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (refer Note 26 Share-based Payments). Total directors and executive board management compensation included in the income statement can be detailed as follows:

	2016		2015		2014
Million US dollar	Directors	Executive board management	Directors	Executive board management	Directors	Executive board management
Short-term employee benefits	2	18	3	25	2	21
Post-employment benefits	—	—	—	2	—	2
Other long-term employee benefits	—	—	—	—	—	1
Share-based payments	3	64	2	65	3	73

	5	82	5	91	5	97

Directors’ compensation consists mainly of directors’ fees.

During 2016, AB InBev entered into the following transactions:

•	The acquisition, through Grupo Modelo and its subsidiaries, of information technology and infrastructure services for a consideration of approximately 1m US dollar from a company in which one of the company’s Board Member had significant influence as of 31 December 2016.

•	The acquisition, through its subsidiary Bavaria S.A., of logistical services and natural gas, as well as the lease of office space for an aggregated consideration of 1.3m US dollar from companies in which one of the company’s Board Member had a significant influence as of 31 December 2016. The outstanding balance of these transactions as of 31 December 2016 amounts to 0.3m US dollar.

With the exception of the abovementioned transactions, key management personnel were not engaged in any transactions with AB InBev and did not have any significant outstanding balances with the company.

Jointly Controlled Entities

Significant interests in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2016	2015	2014
Non-current assets	11	2	2
Current assets	5	5	4
Non-current liabilities	9	2	—
Current liabilities	6	5	5
Result from operations	(6)	(1)	6
Profit attributable to equity holders of AB InBev	(7)	—	3

Transactions with Associates

Significant interests in associates are shown in note 16 Investments in associates. AB InBev’s transactions with associates were as follows:

Million US dollar	2016	2015	2014
Gross profit	(47)	(77)	(92)
Current assets	(8)	2	2
Current liabilities	20	25	11

Transactions with Pension Plans

AB InBev’s transactions with pension plans mainly comprise 12m US dollar other income from pension plans in US.

35.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities issued by Anheuser-Busch InBev Worldwide Inc. (prior to 2013) and Anheuser-Busch InBev Finance Inc. (from 2013 onwards), and in each case fully and unconditionally guaranteed by Anheuser-Busch InBev SA/NV (the “Parent Guarantor”). Each such security is also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV (the “Other Subsidiary Guarantors”), and in respect of debt issued from 2013 onwards, by Anheuser-Busch InBev Worldwide Inc. In December 2012, the guarantee structure of securities listed previously issued by Anheuser-Busch Worldwide Inc. was amended to accede Anheuser-Busch InBev Finance Inc. as a subsidiary guarantor of such securities. The following notes issued by Anheuser-Busch Worldwide Inc. and Anheuser-Busch Finance Inc. and registered with the SEC were outstanding as of 31 December 2016:

•	On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued 2.25 billion US dollar principal amount of 5.375% unsecured notes due 2020, which were exchanged for publicly registered notes on 8 February 2010.

•	On 24 March 2010, Anheuser-Busch InBev Worldwide Inc. issued 1.0 billion US dollar principal amount of 5.0% due 2020, which were exchanged for publicly registered notes on 5 August 2010.

•	On 24 January 2011, Anheuser-Busch InBev Worldwide Inc. issued 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 4.375% and will mature on 15 February 2021. The issuance closed on 27 January 2011.

•	On 14 March 2011, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for the following series of unregistered notes (i) 2.5 billion US dollar principal amount of 7.75 % notes due 2019, (ii) 1.25 billion US dollar principal amount of 8.2 % notes due 2039 and (iii) 1.0 billion US dollar principal amount of 6.875 % notes due 2019 and (iv) 0.45 billion US dollar principal amount of 8.0 % notes due 2039. In connection with the exchange offer, Anheuser-Busch InBev Worldwide Inc. issued freely tradable, SEC-registered with otherwise substantially the same terms and conditions.

•	On 16 July 2012, Anheuser-Busch InBev Worldwide Inc. issued 2.0 billion US dollar aggregate principal amount of fixed rate notes due 2017, 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes bear interest at an annual rate of 1.375% for the 2017 notes, 2.500% for the 2022 notes and 3.750% for the 2042 notes.

•	On 17 January 2013, Anheuser-Busch InBev Finance Inc. issued 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2018, 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregate principal amount of fixed rate notes due 2043. The notes bear interest at an annual rate of 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes.

•	On 27 January 2014, Anheuser-Busch InBev Finance Inc. issued 5.25 billion US dollar aggregate principal amount of bonds, consisting of 1.2 billion US dollar aggregate principal amount of fixed rate notes due 2017; 300m US dollar aggregate principal amount of floating rate notes due 2017; 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2019; 250m US dollar aggregate principal amount of floating rate notes due 2019; 1.4 billion US dollar aggregate principal amount of fixed rate notes due 2024; and 850m US dollar aggregate principal amount of fixed rate notes due 2044. The fixed rate notes bear interest at an annual rate of 1.125% for the 2017 notes; 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes. On 9 December 2016, Anheuser-Busch InBev Finance Inc. redeemed in full the entire outstanding principal amount of the fixed rate notes due 2017.

•	On 23 July 2015, Anheuser-Busch InBev Finance Inc. issued 565 million US dollar aggregated principal amount of fixed rate notes due 2045. The notes bear interest at an annual rate of 4.60%.

•	On 25 January 2016, Anheuser-Busch InBev Finance Inc. issued 46.0 billion US dollar aggregate principal amount of bonds, consisting of 4.0 billion US dollar aggregate principal amount of fixed rate notes due 2019; 7.5 billion US dollar aggregate principal amount of fixed rate notes due 2021; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2023; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2026; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2036; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2046; and 500m US dollar aggregate principal amount of floating rate notes due 2021. The fixed rate notes will bear interest at an annual rate of 1.900% for the 2019 notes; 2.650% for the 2021 notes; 3.300% for the 2023 notes; 3.650% for the 2026 notes; 4.700% for the 2036 notes and 4.900% for the 2046 notes. The 2021 floating rate notes bear interest at an annual rate of 126.00 basis points above three-month LIBOR.

•	On 29 January 2016, Anheuser-Busch InBev Finance Inc. issued 1.47 billion US dollar aggregated principal amount of fixed rate notes due 2046. The notes bear interest at an annual rate of 4.915%.

•	On 16 December 2016, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for up to 6.8 billion US dollar aggregate principal amount of certain SABMiller Group notes, in connection with which Anheuser-Busch InBev Worldwide Inc. issued (i) 309 million US dollar aggregate principal amount of floating rate notes due 2018; (ii) 627 million US dollar aggregate principal amount of 6.500% fixed rate notes due 2018; (iii) 641 million US dollar aggregate principal amount of 2.200% fixed rate notes due 2018; (iv) 2.35 billion US dollar aggregate principal amount of 3.750% fixed rates due 2022; (v) 298 million US dollar aggregate principal amount of 6.625% fixed rate notes due 2033; (vi) 300 million US dollar aggregate principal amount of 5.875% fixed rate notes due 2035; and (vii) 1.49 billion US dollar aggregate principal amount of 4.950% fixed rate notes due 2042. The floating rate notes bear interest at an annual rate of 69.00 basis points above three-month LIBOR.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 31 December 2016 and 31 December 2015, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the years ended 31 December 2016, 2015 and 2014 of (a) Anheuser-Busch InBev SA/NV, (b) Anheuser-Busch InBev Worldwide Inc. (the Issuer prior to 2013, and guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (the Issuer from 2013 onwards, and guarantor of notes issued by Anheuser-Busch InBev Worldwide Inc.), (d) the Other Subsidiary Guarantors, (e) the non-guarantor subsidiaries, (f) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (g) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting.

Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional, except for certain customary release provisions, including: (1) the sale or disposal of all or substantially all of the assets of a guarantor subsidiary; (2) the sale or other disposition of the capital stock of a guarantor subsidiary; (3) the contemporaneous release of substantially all of a guarantor subsidiary’s guarantees of other indebtedness for which such guarantor subsidiary also provides a guarantee; and (4) if a guarantor subsidiary would be required to include full financial statements in any periodic filing or registration statement filed with the SEC in place of this condensed consolidating information.

Except as disclosed in Note 23 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the year ended 31 December 2016 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

Revenue	506	—	—	14 135	32 884	(2 008)	45 517
Cost of sales	(300)	—	—	(5 923)	(13 587)	2 008	(17 803)

Gross profit	206	—	—	8 212	19 297	—	27 715

Distribution expenses	(27)	—	—	(967)	(3 549)	—	(4 543)
Sales and marketing expenses	(204)	—	—	(2 372)	(5 169)	—	(7 745)
Administrative expenses	(198)	(4)	—	(384)	(2 297)	—	(2 883)
Other operating income/(expenses)	464	559	—	(1 283)	598	—	338

Profit from operations	241	555	—	3 206	8 880	—	12 882

Net finance cost	(1 599)	(1 283)	36	(3 805)	(1 913)	—	(8 564)

Share of result of associates	—	—	—	2	14	—	16
Profit before tax	(1 358)	(728)	36	(597)	6 981	—	4 334

Income tax expense	—	280	2	(1 358)	(537)	—	(1 613)
Profit	(1 358)	(448)	38	(1 955)	6 444	—	2 721

Income from subsidiaries	2 599	1 958	—	1 322	1 469	(7 348)	—
Profit from continuing operations	1 241	1 510	38	(633)	7 913	(7 348)	2 721

Profit from discontinued operations	—	—	—	—	48	—	48
Profit of the year	1 241	1 510	38	(633)	7 961	(7 348)	2 769

Profit from continuing operations attributable to:
Equity holders of AB InBev	1 241	1 510	38	(633)	6 385	(7 348)	1 193
Non-controlling interest	—	—	—	—	1 528	—	1 528

Profit of the year attributable to:
Equity holders of AB InBev	1 241	1 510	38	(633)	6 433	(7 348)	1 241
Non-controlling interest	—	—	—	—	1 528	—	1 528

For the year ended 31 December 2015 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

Revenue	104	—	—	14 097	31 059	(1 656)	43 604
Cost of sales	(72)	—	—	(6 179)	(12 542)	1 656	(17 137)

Gross profit	32	—	—	7 918	18 517	—	26 467

Distribution expenses	(3)	—	—	(1 009)	(3 246)	—	(4 258)
Sales and marketing expenses	(147)	—	—	(2 065)	(4 701)	—	(6 913)
Administrative expenses	(297)	—	—	(258)	(2 005)	—	(2 560)
Other operating income/(expenses)	542	701	—	(1 210)	1 135	—	1 168

Profit from operations	127	701	—	3 376	9 700	—	13 904

Net finance cost	(565)	(1 791)	41	(311)	1 173	—	(1 453)

Share of result of associates	—	—	—	2	8	—	10
Profit before tax	(438)	(1 090)	41	3 067	10 881	—	12 461

Income tax expense	—	659	(36)	(1 068)	(2 149)	—	(2 594)
Profit	(438)	(431)	5	1 999	8 732	—	9 867

Income from subsidiaries	8 711	1 374	—	3 484	1 410	(14 979)	—
Profit	8 273	943	5	5 483	10 142	(14 979)	9 867

Attributable to:
Equity holders of AB InBev	8 273	943	5	5 484	8 548	(14 979)	8 273
Non-controlling interest	—	—	—	—	1 594	—	1 594

For the year ended 31 December 2014 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

Revenue	—	—	—	14 345	34 111	(1 393)	47 063
Cost of sales	(4)	—	—	(6 312)	(13 833)	1 393	(18 756)

Gross profit	(4)	—	—	8 033	20 278	—	28 307

Distribution expenses	1	—	—	(969)	(3 590)	—	(4 558)
Sales and marketing expenses	(157)	—	—	(1 888)	(4 991)	—	(7 036)
Administrative expenses	(320)	—	—	(235)	(2 236)	—	(2 791)
Other operating income/(expenses)	884	815	—	(1 115)	605	—	1 189

Profit from operations	404	815	—	3 826	10 066	—	15 111

Net finance cost	(548)	(2 181)	(35)	2 175	(730)	—	(1 319)

Share of result of associates	—	—	—	3	6	—	9
Profit before tax	(144)	(1 366)	(35)	6 004	9 342	—	13 801

Income tax expense	(5)	597	17	(1 303)	(1 805)	—	(2 499)
Profit	(149)	(769)	(18)	4 701	7 537	—	11 302

Income from subsidiaries	9 365	1 797	—	2 327	1 223	(14 712)	—
Profit	9 216	1 028	(18)	7 028	8 760	(14 712)	11 302

Attributable to:
Equity holders of AB InBev	9 216	1 028	(18)	7 028	6 674	(14 712)	9 216
Non-controlling interest	—	—	—	—	2 086	—	2 086

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 31 December 2016 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

ASSETS
Non-current assets
Property, plant and equipment	52	—	—	4 829	22 641	—	27 522
Goodwill	—	—	—	33 056	103 477	—	136 533
Intangible assets	520	—	—	22 094	21 954	—	44 568
Investments in subsidiaries	126 200	41 488	—	8 042	(28 300)	(147 430)	—
Investments in associates and joint ventures	—	—	—	40	4 284	—	4 324
Deferred tax assets	—	327	—	—	1 261	(327)	1 261
Derivatives	—	—	—	120	26	—	146
Other non-current assets	48 333	24 322	55 258	60 420	34 582	(221 949)	966

	175 105	66 137	55 258	128 601	159 925	(369 706)	215 320
Current assets
Investment securities	5 500	—	—	—	159	—	5 659
Inventories	9	—	—	635	3 269	—	3 913
Derivatives	—	—	—	(120)	1 091	—	971
Trade and other receivables	12 072	7 937	2 338	16 622	27 215	(59 793)	6 391
Cash and cash equivalents	257	155	—	28 780	8 941	(29 554)	8 579
Assets classified as held for sale	—	—		—	16 439	—	16 439
Other current assets	—	—	—	(610)	1 719	—	1 109

	17 838	8 092	2 338	45 307	58 833	(89 347)	43 061

Total assets	192 943	74 229	57 596	173 908	218 758	(459 053)	258 381

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	71 677	20 009	564	107 258	19 261	(147 430)	71 339
Minority interest	—	—	—	—	10 086	—	10 086

	71 677	20 009	564	107 258	29 347	(147 430)	81 425
Non-current liabilities
Interest-bearing loans and borrowings	86 757	50 672	55 239	16 257	126 948	(221 932)	113 941
Employee benefits	4	—	—	1 290	1 720	—	3 014
Deferred tax liabilities	—	—	16	10 141	6 848	(327)	16 678
Derivatives	—	—	—	275	196	—	471
Other non-current liabilities	116	—	—	853	1 786	(18)	2 737

	86 877	50 672	55 255	28 816	137 498	(222 277)	136 841
Current liabilities
Interest-bearing loans and borrowings	21 815	3 670	300	24 576	14 333	(56 076)	8 618
Income tax payable	—	(881)	10	6	4 787	—	3 922
Derivatives	—	—	—	(275)	1 538	—	1 263
Trade and other payables	2 068	759	850	4 583	18 542	(3 716)	23 086
Liabilities associated with assets held for sale	—	—	—	—	2 174	—	2 174
Other current liabilities	10 506	—	617	8 944	10 540	(29 554)	1 053

	34 389	3 548	1 777	37 834	51 914	(89 346)	40 116

Total equity and liabilities	192 943	74 229	57 596	173 908	218 758	(459 053)	258 381

As at 31 December 2015 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

ASSETS
Non-current assets
Property, plant and equipment	80	—	—	4 895	13 977	—	18 952
Goodwill	—	—	—	32 831	32 230	—	65 061
Intangible assets	259	—	—	21 983	7 435	—	29 677
Investments in subsidiaries	78 857	56 214	—	44 555	21 778	(201 404)	—
Investments in associates and joint ventures	—	—	—	31	181	—	212
Deferred tax assets	—	456	—	—	1 181	(456)	1 181
Derivatives	—	—	—	282	13	—	295
Other non-current assets	6 712	13 745	9 680	38 273	19 888	(87 335)	963

	85 908	70 415	9 680	142 850	96 683	(289 195)	116 341
Current assets
Investment securities	—	—	—	—	55	—	55
Inventories	—	—	—	581	2 281	—	2 862
Derivatives	—	—	—	2 878	390	—	3 268
Trade and other receivables	5 388	574	1 087	14 157	10 780	(27 535)	4 451
Cash and cash equivalents	38	739	525	10 042	9 015	(13 436)	6 923
Other current assets	—	526	—	(433)	642	—	735

	5 426	1 839	1 612	27 225	23 163	(40 971)	18 294

Total assets	91 334	72 254	11 292	170 075	119 846	(330 166)	134 635

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	45 719	34 401	526	116 127	46 770	(201 406)	42 137
Minority interest	—	—	—	—	3 582	—	3 582

	45 719	34 401	526	116 127	50 352	(201 406)	45 719
Non-current liabilities
Interest-bearing loans and borrowings	34 187	33 626	9 621	11 947	41 476	(87 316)	43 541
Employee benefits	5	—	—	1 404	1 316	—	2 725
Deferred tax liabilities	—	—	12	10 014	2 391	(456)	11 961
Derivatives	—	—	—	278	37	—	315
Other non-current liabilities	149	—	—	672	1 115	(18)	1 918

	34 341	33 626	9 633	24 315	46 335	(87 790)	60 460
Current liabilities
Interest-bearing loans and borrowings	8 164	3 830	1 000	12 468	6 106	(25 656)	5 912
Income tax payable	—	—	15	2	652	—	669
Trade and other payables	1 136	397	118	3 229	14 660	(1 878)	17 662
Derivatives	—	—	—	2 780	1 200	—	3 980
Other current liabilities	1 974	—	—	11 154	541	(13 436)	233

	11 274	4 227	1 133	29 633	23 159	(40 970)	28 456

Total equity and liabilities	91 334	72 254	11 292	170 075	119 846	(330 166)	134 635

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended 31 December 2016 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

OPERATING ACTIVITIES
Profit	1 241	1 510	38	(633)	7 961	(7 348)	2 769
Depreciation, amortization and impairment	96	—	—	748	2 633	—	3 477
Net finance cost	1 599	1 284	(36)	3 805	1 912	—	8 564
Income tax expense	—	(280)	(2)	1 358	537	—	1 613
Investment income	(2 599)	(1 958)	—	(1 322)	(1 469)	7 348	—
Other items	56	(1)	—	231	(368)	—	(82)

Cash flow from operating activities before changes in working capital and use of provisions	393	555	—	4 187	11 206	—	16 341

Working capital and provisions	(121)	541	4	(650)	(80)	9	(297)

Cash generated from operations	272	1 096	4	3 537	11 126	9	16 044

Interest paid, net	(1 543)	(1 153)	59	999	(1 108)	25	(2 721)
Dividends received	9 256	—	—	4	40	(9 257)	43
Income tax paid	—	—	—	(511)	(2 745)	—	(3 256)

CASH FLOW FROM OPERATING ACTIVITIES	7 985	(57)	63	4 029	7 313	(9 223)	10 110

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets	—	—	—	25	186	—	211
Sale of subsidiaries, net of cash disposed of	—	—	—	13	640	—	653
Acquisition of SABMiller, net of cash acquired	(57 712)	—	—	(8 652)	1 198	—	(65 166)
Proceeds from SABMiller transaction-related divestitures	—	—	—	—	16 342	—	16 342
Acquisition of other subsidiaries, net of cash acquired	—	—	—	—	(1 445)	—	(1 445)
Acquisition of property, plant and equipment and of intangible assets	(369)	—	—	(650)	(3 960)	—	(4 979)
Net of tax proceeds from the sale of assets held for sale	—	—	—	—	146	—	146
Net proceeds from sale/(acquisition) of investment in short-term debt securities	(5 500)	—	—	—	(83)	—	(5 583)
Net proceeds from sale/(acquisition) of other assets	—	—	—	(31)	4	—	(27)
Net repayments/(payments) of loans granted	(11 753)	(900)	(46 052)	(229)	(32 475)	91 180	(229)

CASH FLOW FROM INVESTING ACTIVITIES	(75 334)	(900)	(46 052)	(9 524)	(19 447)	91 180	(60 077)

FINANCING ACTIVITIES
Intra-group capital reimbursements	(79)	—	—	(2 115)	2 194	—	—
Purchase of non-controlling interest	—	—	—	—	(10)	—	(10)
Proceeds from borrowings	81 137	4 486	47 051	32 897	14 895	(94 164)	86 292
Payments on borrowings	(13 370)	(4 049)	(2 200)	(1 372)	(5 600)	2 974	(23 617)
Cash net finance (cost)/income other than interests	(628)	(64)	(5)	(3 157)	370	—	(3 484)
Dividends paid	(7 134)	—	—	—	(10 573)	9 257	(8 450)

CASH FLOW FROM FINANCING ACTIVITIES	59 926	373	44 846	26 243	(1 276)	(81 933)	50 731

Net increase/(decrease) in cash and cash equivalents	(7 423)	(584)	(1 143)	20 748	(10 858)	24	764

Cash and cash equivalents less bank overdrafts at beginning of year	(1 832)	739	525	(1 100)	8 578	—	6 910
Effect of exchange rate fluctuations	(989)	—	—	194	1 540	(24)	721

Cash and cash equivalents less bank overdrafts at end of year	(10 244)	155	(618)	19 842	(740)	—	8 395

For the year ended 31 December 2015 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

OPERATING ACTIVITIES
Profit	8 273	943	5	5 483	10 142	(14 979)	9 867
Depreciation, amortization and impairment	74	—	—	727	2 352	—	3 153
Net finance cost	565	1 791	(41)	311	(1 173)	—	1 453
Income tax expense	101	(659)	36	1 068	2 048	—	2 594
Investment income	(8 711)	(1 374)	—	(3 484)	(1 410)	14 979	—
Other items	57	—	—	85	(483)	—	(341)

Cash flow from operating activities before changes in working capital and use of provisions	359	701	—	4 190	11 476	—	16 726

Working capital and provisions	(215)	550	(2)	(630)	1 669	(35)	1 337

Cash generated from operations	144	1 251	(2)	3 560	13 145	(35)	18 063

Interest paid, net	(442)	(1 845)	48	1 820	(1 122)	(68)	(1 609)
Dividends received	2 607	1 891	—	19	984	(5 479)	22
Income tax paid	(9)	—	—	(846)	(1 500)	—	(2 355)

CASH FLOW FROM OPERATING ACTIVITIES	2 300	1 297	46	4 553	11 507	(5 582)	14 121

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(2)	—	(312)	(604)	—	(918)
Acquisition of property, plant and equipment and of intangible assets	(105)	—	—	(646)	(3 998)	—	(4 749)
Net of tax proceeds from the sale of assets held for sale	—	—	—	244	153	—	397
Net proceeds/(acquisition) of other assets	—	—	—	44	173	—	217
Net proceeds from sale/(acquisition) of investment in short-term debt securities	—	—	—	—	169	—	169
Net repayments/(payments) of loans granted	(13 496)	508	(565)	598	(10 284)	23 193	(46)

CASH FLOW FROM INVESTING ACTIVITIES	(13 601)	506	(565)	(72)	(14 391)	23 193	(4 930)

FINANCING ACTIVITIES
Intra-group capital reimbursements	156	—	22	3 294	(3 472)	—	—
Proceeds from borrowings	19 965	24 078	565	6 933	12 163	(47 467)	16 237
Payments on borrowings	(3 553)	(24 869)	(3)	(3 845)	(7 807)	24 297	(15 780)
Other financing activities	159	(33)	(1)	(2 353)	1 456	—	(772)
Share buy back	(1 000)	—	—	—	—	—	(1 000)
Dividends paid	(6 586)	—	—	(3 370)	(3 489)	5 479	(7 966)

CASH FLOW FROM FINANCING ACTIVITIES	9 141	(824)	583	659	(1 149)	(17 691)	(9 281)

Net increase/(decrease) in cash and cash equivalents	(2 160)	979	64	5 140	(4 033)	(80)	(90)
Cash and cash equivalents less bank overdrafts at beginning of year	502	(240)	460	(5 789)	13 383	—	8 316
Effect of exchange rate fluctuations	(174)	—	1	(451)	(774)	80	(1 316)

Cash and cash equivalents less bank overdrafts at end of year	(1 832)	739	525	(1 100)	8 578	—	6 910

For the year ended 31 December 2014[1] Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

OPERATING ACTIVITIES
Profit	9 216	1 028	(18)	7 028	8 760	(14 712)	11 302
Depreciation, amortization and impairment	91	—	—	688	2 574	—	3 353
Net finance cost	548	2 181	35	(2 177)	732	—	1 319
Income tax expense	5	(597)	(17)	1 303	1 805	—	2 499
Investment income	(9 365)	(1 797)	—	(2 327)	(1 223)	14 712	—
Other items	59	1	—	(158)	(44)	—	(142)

Cash flow from operating activities before changes in working capital and use of provisions	554	816	—	4 357	12 604	—	18 331

Working capital and provisions	103	873	2	(1 527)	830	76	357

Cash generated from operations	657	1 689	2	2 830	13 434	76	18 688

Interest paid, net	(467)	(2 176)	29	2 267	(1 767)	(89)	(2 203)
Dividends received	3 945	4 100	—	2 826	2 524	(13 365)	30
Income tax paid	(5)	—	—	(667)	(1 699)	—	(2 371)

CASH FLOW FROM OPERATING ACTIVITIES	4 130	3 613	31	7 256	12 492	(13 378)	14 144

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(3)	—	(146)	(6 551)	—	(6 700)
Acquisition of property, plant and equipment and of intangible assets	(85)	—	—	(468)	(3 842)	—	(4 395)
Net of tax proceeds from the sale of assets held for sale	—	—	—	—	(65)	—	(65)
Net proceeds/(acquisition) of other assets	—	—	—	54	234	—	288
Net proceeds from sale/(acquisition) of investment in short-term debt securities	—	—	—	—	(187)	—	(187)
Net repayments/(payments) of loans granted	(7 813)	—	(5 250)	(1 945)	(7 255)	22 262	(1)

CASH FLOW FROM INVESTING ACTIVITIES	(7 898)	(3)	(5 250)	(2 505)	(17 666)	22 262	(11 060)

FINANCING ACTIVITIES
Intra-group capital reimbursements	404	—	250	(135)	(519)	—	—
Proceeds from borrowings	16 868	6 657	5 250	2 095	9 681	(22 169)	18 382
Payments on borrowings	(4 710)	(7 966)	(30)	(967)	(1 384)	(102)	(15 159)
Other financing activities	298	—	(7)	(1 004)	943	—	230
Dividends paid	(5 420)	(2 510)	—	(6 600)	(6 235)	13 365	(7 400)

CASH FLOW FROM FINANCING ACTIVITIES	7 440	(3 819)	5 463	(6 611)	2 486	(8 906)	(3 947)

Net increase/(decrease) in cash and cash equivalents	3 672	(209)	244	(1 860)	(2 688)	(22)	(863)

Cash and cash equivalents less bank overdrafts at beginning of year	(3 101)	(31)	216	(3 449)	16 198	—	9 833
Effect of exchange rate fluctuations	(69)	—	—	(480)	(127)	22	(654)

Cash and cash equivalents less bank overdrafts at end of year	502	(240)	460	(5 789)	13 383	—	8 316

36.	EVENTS AFTER THE BALANCE SHEET DATE

None.

[1]	Reclassified to conform to the 2015 presentation.

37.	AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium.

List of Most Important Fully Consolidated Companies1

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2016

ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G – Charcas 5160 – C1425BOF – Buenos Aires	61.95

AUSTRALIA
FOSTER’S GROUP PTY LTD – Southbank Boulevard 77 – 3006 Southbank – Victoria	100.00
CUB PTY LTD – Southbank Boulevard 77 – 3006 Southbank – Victoria	100.00
FBG FINANCE PTY LTD – Southbank Boulevard 77 – 3006 Southbank – Victoria	100.00
FBG TREASURY (AUST) PTY LTD – Southbank Boulevard 77 – 3006 Southbank – Victoria	100.00

BELGIUM
AB INBEV N.V. – Grote Markt 1 – 1000 – Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. – Place de l’Abbaye 1 – 5500 – Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. – Stoopkensstraat 46 – 3320 – Hoegaarden	100.00
COBREW N.V. – Brouwerijplein 1 – 3000 – Leuven	100.00
INBEV BELGIUM S.P.R.L. – Industrielaan 21 – 1070 – Brussel	100.00

BOTSWANA
KGALAGADI BREWERIES (PTY) LTD – Plot 20768, Broadhurst industrial estate – Gaborone[2]	31.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. – Av. Montes 400 and Chuquisaca No. 121, Zona Challapampa – La Paz	61.95

BRAZIL
AMBEV S.A. – Rua Dr Renato Paes de Barros, 1017, 3° andar, Itaim Bibi – CEP 04530-001 – São Paulo	61.95

CANADA
LABATT BREWING COMPANY LIMITED – 207 Queen’s Quay West, Suite 299 – M5J 1A7 – Toronto	61.95

CHILE
CERVECERIA CHILE S.A. – Av. Presidente Eduardo Frei Montalva 9600 – 8700000 – Quilicura	61.95

CHINA
ANHEUSER-BUSCH INBEV (CHINA) SALES CO LTD. – Shangshou, Qin Duan Kou, Hanyang Area – 430051 – Wuhan City, Hubei Province	100.00
ANHEUSER-BUSCH INBEV (WUHAN) BREWERY CO. LTD. – Shangshou, Qin Duan Kou, Hanyang Area – 430051 – Wuhan City, Hubei Province	97.06
ANHEUSER-BUSCH INBEV (FOSHAN) BREWERY CO. LTD. – 1 Budweiser Avenue, Southwest St., Sanshui District – 528132 – Foshan City, Guangdong	100.00
ANHEUSER-BUSCH INBEV HARBIN BREWERY CO. LTD. – 9 HaPi Road Pingfang District – 150066 – Harbin City, Heilongijang Province	100.00
ANHEUSER-BUSCH INBEV (TANGSHAN) BREWERY CO. LTD. – 18, Yingbin Road – 063300 – Tangshan City, Hebei Province	100.00
ANHEUSER-BUSCH INBEV SEDRIN BREWERY CO. LTD. – 660 Gong Ye Road, Hanjiang District – 351111 – Putian City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV SEDRIN (ZHANGZHOU) BREWERY CO. LTD. – Lantian Economic District – 363005 – Zhangzhou City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO. LTD. – 159 Qi Xia East Road, Chengguan Town, Tiantai County – 317200 – Taizhou Cithy, Zhejiang Province	100.00
NANCHANG ASIA BREWERY CO. LTD. – 183 West Sandian Road, Qing Yun Pu District – Nanchang City, Jiangxi Province	100.00
SIPING GINSBER DRAFT BEER CO. LTD. – Xianmaquan, Tiedong Area – Siping City, Jilin Province	100.00
ANHEUSER-BUSCH INBEV BIG BOSS (JIANGSU) BREWERY CO. LTD. – 666 Zhaoxia Road – Nantong City, Jiangsu Province	100.00
ANHEUSER-BUSCH INBEV (SICHUAN) BREWERY CO. LTD. – No. 1, AB InBev Avenue, Cheng Nan Industry Park, Economic Development Area – 641300 – Ziyang City, Sichuan Province	100.00
ANHEUSER-BUSCH INBEV (HENAN) BREWERY CO. LTD. – No. 1 Budweiser Avenue, Industry Park, Tangzhuang Town – 453100 – Weihui City, Henan Province	100.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO. LTD. – 89 Jin Long Quan Avenue – Jingmen City, Hubei Province	60.00
ANHEUSER-BUSCH INBEV (SUQIAN) BREWERY CO. LTD. – No 1 Qujiang Road, Suyu Industry Park – Suqian City, Jiangsu Province	100.00

[1]	Excludes companies classified as held for sale.
[2]	The group’s shares entitle the holder to twice the voting rights.

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2016

COLOMBIA
BOGOTA BEER COMPANY BBC S.A.S. – Avenida Carrera 24 85A-47 – Bogota	97.22
BAVARIA SA – Carrera 53A 127–35 – Cundinamarca – 111111 Bogota	99.00
AMBEV COLOMBIA S.A.S. – Calle 90 12-28 Piso 2 – Bogota	97.22

CZECH REPUBLIC
PIVOVAR SAMSON A.S. – V parku 2326/18, Chodov, 148 00 Praha 4	100.00

DOMINICAN REPUBLIC
CERVECERIA NACIONAL DOMINICANA S.A. – Autopista 30 de Mayo Km 61/2, Distrito Nacional – A.P. 1086 – Santo Domingo[1]	34.07

ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. – Km 14.5 Via a Daule S/N y Av. Las Iguanas, Guayaquil	97.22
CERVECERÍA NACIONAL (CN) SA – Via a daule km 16,5 y calle cobre s/n – Guayaquil, Guayas	95.60

EL SALVADOR
INDUSTRIAS LA CONSTANCIA, SA DE CV – 526 Av. Independencia, San Salvador	100.00

FRANCE
AB INBEV FRANCE S.A.S. – Immeuble Crystal, 38, Place Vauban – C.P. 59110 – La Madeleine	100.00

GERMANY
BRAUEREI BECK GmbH & CO. KG – Am Deich 18/19 – 28199 – Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG – Brauerei-Diebels-Strasse 1 – 47661 – Issum	100.00
HAAKE-BECK AG – Am Deich 18/19 – 28199 – Bremen	99.96
HASSERÖDER BRAUEREI GmbH – Auerhahnring 1 – 38855 – Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH – Am Deich 18/19 – 28199 – Bremen	100.00
SPATEN – FRANZISKANER – BRÄU GmbH – Marsstrasse 46 + 48 – 80335 – München	100.00
ANHEUSER-BUSCH INBEV Deutschland GmbH & Co KG – Am Deich 18/19 – 28199 – Bremen	100.00
LOEWENBRAEU AG – Nymphenburger Str. 7 – 80335 – München	100.00

GHANA
ACCRA BREWERY LTD – Farra Avenue 20 1st Floor, Pkf Building, P.O. Box Gp1219 – Accra	59.84

GRAND DUCHY OF LUXEMBOURG
BRASSERIE DE LUXEMBOURG MOUSEL – DIEKIRCH – 1, Rue de la Brasserie – L-9214 – Diekirch	95.82

HONDURAS
CERVECERÍA HONDUREÑA, SA DE CV – Blvd. Del Norte, Carretera Salida a Puerto Cortes – San Pedro Sula, Cortes	99.00

INDIA
CROWN BEERS INDIA LIMITED – #8-2-684/A, Road No. 12 – Banjara Hills, Hyderabad 500034 – Andhra Pradesh	100.00
SABMILLER BREWERIES PRIVATE LTD – M99, MIDC, Aurangabad – 431136 Waluj	100.00

ITALY
ANHEUSER-BUSCH INBEV ITALIA SPA – Piazza Buffoni 3, 21013 Gallarate	100.00

MEXICO
GRUPO MODELO S. DE R.L. DE C.V.- Javier Barros Sierra 555 Piso 3 – Zedec Ed Plaza Santa Fe Alvaro Obregon – 01210 Mexico City, Distrito Federal	100.00

MOZAMBIQUE
CERVEJAS DE MOÇAMBIQUE SA – Rua do Jardim 1329 – Maputo[2]	49.10

THE NETHERLANDS
INBEV NEDERLAND N.V. – Ceresstraat 1 – 4811 CA – Breda	100.00
INTERBREW INTERNATIONAL B.V. – Ceresstraat 1 – 4811 CA – Breda	100.00
SABMILLER AFRICA BV – Ceresstraat 1, 4811 CA – Breda	62.00
SABMILLER BOTSWANA BV – Ceresstraat 1, 4811 CA – Breda	62.00

NIGERIA
INTAFACT BEVERAGES LTD – SABMiller Drive Niger Bridge Industrial Layout Onitsha – Anambra[2]	37.50
INTERNATIONAL BREWERIES PLC – Lawrence Omole Way, Omi Osoro Road, Imo Ilesha, Osun State[2]	36.00

[1]	55% owned by Ambev S.A.
[2]	The company is consolidated due to the group’s majority shareholdings and ability to control the operations.

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2016

PANAMA
CERVECERÍA NACIONAL HOLDING SA – Costa del Este Business Park, torre Oeste Piso 2 – Ciudad de Panama	60.00

PARAGUAY
CERVECERIA PARAGUAYA S.A. – Ruta Villeta km 30 N 3045 – 2660 – Ypané	61.95

PERU
COMPANIA CERVECERA AMBEV PERU S.A.C. – Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa – Lurigancho (Chosica) – Lima 15	97.22
UNIÓN DE CERVECERÍAS PERUANAS BACKUS Y JOHNSTON SAA – 3986 Av. Nicolas Ayllon, Ate, Lima 3	93.48

RUSSIA
OAO SUN INBEV – 28 Moscovskaya Street, Moscow region – 141600 – Klin	99.95

SOUTH AFRICA
SABSA HOLDINGS LTD – 2 Jan Smuts Avenue, Gauteng – Johannesburg	100.00
THE SOUTH AFRICAN BREWERIES (PTY) LTD – 65 Park Lane, Gauteng – Johannesburg	100.00

SOUTH KOREA
ORIENTAL BREWERY CO., LTD – 151, Hyeondogongdan-ro, Seowon-gu Cheongju-si, Chungcheongbuk-do	100.00

SWITZERLAND
SABMILLER PROCUREMENT GMBH – Turmstrasse 26 – 6300 Zug	100.00

TANZANIA
TANZANIA BREWERIES LTD – Plot No 79, Block AA, Uhuru Street, Mchikichini, Ilala District, Dar es Salaam[1]	36.00

UGANDA
NILE BREWERIES LTD – Plot M90 Yusuf Lule Roa, Njeru, Jinja – Eastern Uganda	61.76

UKRAINE
SUN INBEV UKRAINE PJSC – 30-V Fizkultury Str., BC “Faringeit” 4th floor – 3068 – Kiev	98.29

UNITED KINGDOM
AB INBEV UK LTD – Porter Tun House, 500 Capability Green – LU1 3LS – Luton	100.00
PIONEER BREWING COMPANY LTD – Porter Tun House, 500 Capability Green – LU1 3LS – Luton	100.00
SABMILLER LIMITED – AB InBev House, Church Street West, Woking, Surrey, GU21 6HT	100.00
SABMILLER HOLDINGS LTD – AB InBev House, Church Street West, Woking, Surrey, GU21 6HT	100.00
SABMILLER INTERNATIONAL BRANDS LTD – AB InBev House, Church Street West, Woking, Surrey, GU21 6HT	100.00

UNITED STATES
ANHEUSER-BUSCH COMPANIES, LLC. – One Busch Place – St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. – One Busch Place – St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. – One Busch Place – St. Louis, MO 63118	100.00
ANHEUSER-BUSCH, LLC – One Busch Place, St. Louis, MO. 63118	100.00
METAL CONTAINER CORPORATION, INC. – One Busch Place, St. Louis, MO. 63118	100.00
Anheuser-Busch North American Holding Corporation	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSANDU S.A. – Cesar Cortinas, 2037 – C.P. 11500 – Montevideo	61.95

VIETNAM
ANHEUSER-BUSCH INBEV VIETNAM BREWERY COMPANY LIMITED/No.2 VSIP II-A, Street no. 28, Vietnam – Singapore II-A Industrial Park, Tan Uyen District, Binh Duong Province	100.00

ZAMBIA
ZAMBIAN BREWERIES PLC – Mungwi Road, Plot Number 6438, Lusaka	54.00

[1]	The company is consolidated due to the group’s majority shareholdings and ability to control the operations

List of Most Important Associates and Joint Ventures

NAME AND REGISTERED OFFICE OF ASSOCIATES AND JOINT VENTURES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2016

FRANCE
SOCIÉTÉ DES BRASSERIES ET GLACIÈRES INTERNATIONALES SA – 30 AV George V, 75008, Paris	20.00

GIBRALTAR
BIH BRASSERIES INTERNATIONALES HOLDING LTD – CC Building, 10th Floor, Main Street	20.00
BIH BRASSERIES INTERNATIONALES HOLDING (ANGOLA) LTD – Suite 10/3, International Commercial Centre, 2A Main Street	27.00

TURKEY
ANADOLU EFES BIRACILIK VE MALT SANAYII AS – Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00

ZIMBABWE
DELTA CORPORATION LTD – Sable house, P.O. Box BW 343, Northridge Close, Borrowdale, Harare	25.00