Form 20-F
period 2017-12-31
Anheuser-Busch InBev SA/NV
filed 2018-03-19
CIK 1668717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2017

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

John Blood

General Counsel

Brouwerijplein 1, 3000 Leuven

Belgium

Telephone No.: + 32 16 27 61 11

Email: Corporategovernance@ab-inbev.com

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

1,693,242,156 ordinary shares without nominal value

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

-ii-

GENERAL INFORMATION

In this annual report on Form 20-F (“Form 20-F”) references to:

•	“AB InBev,” “we,” “us” and “our” are, as the context requires, to Anheuser-Busch InBev SA/NV (formerly Newbelco SA/NV) or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV and consolidated into our results;

•	“AB InBev Group” or “Combined Group” are to Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV;

•	“Ambev” are to Ambev S.A., a Brazilian company listed on the New York Stock Exchange and on the São Paulo Stock Exchange, and successor of Companhia de Bebidas das Américas—Ambev;

•	“Anheuser-Busch” are to Anheuser-Busch Companies, LLC and the group of companies owned and/or controlled by Anheuser-Busch Companies, LLC, as the context requires;

•	“former AB InBev” are, as the context requires, to Anheuser-Busch InBev SA/NV or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV prior to the completion of the combination with SAB on 10 October 2016;

•	“Grupo Modelo” are to Cervecería Modelo de México, S. de R.L. de C.V., a Mexican limited liability company;

•	“Newbelco” are to Newbelco SA/NV prior to 10 October 2016;

•	“Ordinary Shares” are to ordinary shares without nominal value issued by Anheuser-Busch InBev SA/NV;

•	“Restricted Shares” are to shares without nominal value issued by Anheuser-Busch InBev SA/NV to former SAB shareholders in connection with the combination with SAB, which are unlisted, not admitted to trading on any stock exchange and are subject to, among other things, restrictions on transfer until they are converted into Ordinary Shares;

•	“SAB” are, as the context requires, to ABI SAB Group Holding Limited (formerly SABMiller Limited and prior to that SABMiller plc) or to ABI SAB Group Holding Limited and the group of companies owned and/or controlled by ABI SAB Group Holding Limited prior to the combination between AB InBev and ABI SAB Group Holding Limited on 10 October 2016; and

•	“SAB Group” are to ABI SAB Group Holding Limited and the group of companies owned and/or controlled by ABI SAB Group Holding Limited.

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

-iii-

All references in this Form 20-F to (i) “euro” or “EUR” are to the common currency of the European Union, (ii) “U.S. dollar,” “$” or “USD” are to the currency of the United States of America, (iii) “CAD” (Canadian dollar) are to the currency of Canada, (iv) “R$,” “real” or “reais” are to the currency of Brazil, (v) “GBP” (pound sterling) are to the currency of the United Kingdom, (vi) “AUD” (Australian dollar) are to the currency of the Commonwealth of Australia, (vii) “MXN” (Mexican peso) are to the currency of Mexico, (viii) “RUB” (Russian ruble) are to the currency of Russia; (ix) “UAH” (Ukrainian hryvnia) are to the currency of Ukraine, (x) “ZAR” (South African rand) are to the currency of South Africa, (xi) “COP” (Colombian peso) are to the currency of Colombia and (xii) “PEN” (Peruvian nuevo sol) are to the currency of Peru.

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

Following the combination with Grupo Modelo, we have fully consolidated Grupo Modelo in our financial reporting as of 4 June 2013. Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands, Inc. under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The Oriental Brewery business is reported in the Asia Pacific region as from 1 April 2014.

Since 1 October 2016, we have reported our financial results under the following six regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific. We continue to separately report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses which have not been allocated to the regions. Our six geographic regions plus our Global Export and Holding Companies comprise our seven segments for all financial reporting purposes. For a list of the countries comprising our geographic reporting regions, see “Item 4. Information on the Company—B. Business Overview—3. Main Markets.”

Following the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

See “Item 5. Operating and Financial Review—B. Significant Accounting Policies—Summary of Changes in Accounting Policies” for further information on how our accounting policies changed in 2017.

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. The principal sources generally used include IRI, Plato Logic Limited and AC Nielsen, as well as internal estimations based on data from the Beer Institute and IRI (for the United States), the Brewers Association of Canada (for Canada), AC Nielsen (for Argentina, Bolivia, Brazil, Chile, the Dominican Republic, Guatemala, Paraguay, Russia, Ukraine and Uruguay), Cámara Nacional de la Industria de la Cerveza y de la Malta (commonly known as Cerveceros de Mexico) (for Mexico), Belgian Brewers Association (for Belgium), German Brewers Association (for Germany),

-iv-

Seema International Limited (for China), the British Beer and Pub Association (for the United Kingdom), Centraal Brouwerij Kantoor—CBK (for the Netherlands), Association des Brasseurs de France and AC Nielsen (for France), Plato Logic Limited (for Australia, Italy, Peru, South Africa and Uganda), the Korean International Trade Association (for South Korea) and other local brewers’ associations. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

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

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•	the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•	changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

-v-

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	an inability to realize synergies from the combination with SAB;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this annual report that are not historical; and

•	our success in managing the risks involved in the foregoing.

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

Certain of the cost savings and synergies information related to the combination with SAB set forth in “Item 4. Information on the Company—B. Business Overview—1. Strengths and Strategy—Strengths” of this Form 20-F constitute forward-looking statements and may not be representative of the actual cost savings and synergies that will result from the combination with SAB. Such information included in this Form 20-F reflects potential opportunities for savings and synergies identified by us based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly there can be no assurance that these cost savings and synergies will be realized. The statements relating to the synergies, cost savings and business growth opportunities we expect to continue to achieve following the combination with SAB are based on assumptions. However, these expected synergies, cost savings and business growth opportunities may not be achieved. There can be no assurance that we will be able to continue to implement successfully the strategic and operational initiatives that are intended.

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

B. METH OD AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected historical financial information presented below as of 31 December 2017, 2016, 2015, 2014 and 2013, and for the five years ended 31 December 2017, has been derived from our audited consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Our financial statements presentation and reporting currency is the U.S. dollar. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2017 and 2016 and for the three years ended 31 December 2017 have been included in this Form 20-F.

The financial information in this Form 20-F and our consolidated financial statements represent the continuation of the financial statements of former AB InBev, our predecessor-in-interest.

	2017	2016(6)	2015	2014	2013
	(USD millions)
Income Statement Data
Revenue(1)	56,444	45,517	43,604	47,063	43,195
Profit from operations	17,152	12,882	13,904	15,111	20,443
Profit from continuing operations	9,155	2,721	9,867	11,302	16,518
Profit of the year	9,183	2,769	9,867	11,302	16,518
Profit attributable to our equity holders	7,996	1,241	8,273	9,216	14,394

Weighted average number of Ordinary and Restricted Shares (million shares)(2)	1,971	1,717	1,638	1,634	1,617
Diluted weighted average number of Ordinary and Restricted Shares (million shares)(3)	2,010	1,755	1,668	1,665	1,650
Basic earnings per share (USD)(4)	4.06	0.72	5.05	5.64	8.90
Basic earnings per share from continuing operations (USD)(4)	4.04	0.69	5.05	5.64	8.90
Diluted earnings per share (USD)(5)	3.98	0.71	4.96	5.54	8.72
Dividends per share (USD)	4.33	3.85	3.95	3.52	2.83
Dividends per share (EUR)	3.60	3.60	3.60	3.00	2.05

Financial Position Data
Total assets	246,126	258,381	134,635	142,550	141,666
Equity	80,220	81,425	45,719	54,257	55,308
Equity attributable to our equity holders	72,585	71,339	42,137	49,972	50,365
Issued capital	1,736	1,736	1,736	1,736	1,735

Other Data
Volumes (million hectoliters)	613	500	457	459	426

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).
(2)	Weighted average number of Ordinary and Restricted Shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.
(3)	Diluted weighted average number of Ordinary and Restricted Shares means the weighted average number of Ordinary Shares, adjusted by the effect of share options issued.
(4)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of Ordinary and Restricted Shares.
(5)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of Ordinary and Restricted Shares.
(6)	Following the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016. For more information on the combination with SAB, see “Item 4. Information on the Company—A. History and Development of the Company.”

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

Although we report our consolidated results in U.S. dollars, in 2017, we derived approximately 73% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for our reporting purposes, as we cannot hedge against translational exposures. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

During 2017, several currencies, such as the Brazilian real, the Chinese yuan, the Mexican peso, the South African rand, the euro and the Colombian peso, appreciated against the U.S. dollar, which generally weakened during the same period. Our total consolidated revenue was USD 56.4 billion for the year ended 31 December 2017, an increase of USD 10.9 billion compared to the year ended 31 December 2016. The positive impact of favorable currency translation effects on our consolidated revenue in the year ended 31 December 2017 was USD 0.3 billion, primarily as a result of the impact of the currencies listed above.

Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our results of operations and profitability. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2017 Compared to the Year Ended 31 December 2016” for further details on the impact of currency translation effects on our results of operations.

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

Much of our debt is denominated in U.S. dollars, while a significant portion of our cash flows is denominated in currencies other than the U.S. dollar. From time to time we enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of our liabilities to our cash flows could result in increased costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments”, note 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017, for further details on our approach to hedging commodity price and foreign currency risk.

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

We cannot predict future availability or prices of the raw materials or commodities required for our products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations, including as a result of unexpected increases in tariffs on such raw materials and commodities. The foregoing may affect the price and availability of ingredients that we use to manufacture our products, as well as the cans and bottles in which our products are packaged. We may not be able to increase our prices to offset these increased costs or increase our prices without suffering reduced volume, revenue and operating income. To some extent, derivative financial instruments and the terms of supply agreements can protect against increases in materials and commodities costs in the short term. However, derivatives and supply agreements expire and upon expiry are subject to renegotiation and therefore cannot provide complete protection over the medium or longer term. To the extent we fail to adequately manage the risks inherent in such volatility, including if our hedging and derivative arrangements do not effectively or completely hedge against changes in commodity prices, our results of operations may be adversely impacted. In addition, it is possible that the hedging and derivative instruments we use to establish the purchase price for commodities in advance of the time of delivery may lock us into prices that are ultimately higher than actual market prices at the time of delivery. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” for further details on our approach to hedging commodity price risk.

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

The production of our products also requires large amounts of water, including water consumption in the agricultural supply chain. Changes in precipitation patterns and the frequency of extreme weather events may affect our water supply and, as a result, its physical operations. Water may also be subject to price increases in certain areas and changes in water taxation and regulation in certain geographies may result in a negative effect on operating income which could potentially challenge our profitability in certain markets. There is no guarantee that we will be able to pass along increased water costs to our customers in every case. See “—Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs.”

We may not be able to obtain the necessary funding for our future capital or refinancing needs and may face financial risks due to our level of debt, uncertain market conditions and as a result of the potential downgrading of our credit ratings.

We may be required to raise additional funds for our future capital needs or to refinance our current indebtedness through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all.

Following the combination with SAB, the portion of our consolidated balance sheet represented by debt is significantly higher as compared to former AB InBev’s historical position and we expect it to remain so for some time. To fund the combination with SAB, former AB InBev entered into, among others, the following transactions:

•	in January 2016, our subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI”) issued bonds in debt capital markets offerings resulting in aggregate net proceeds of approximately USD 47.0 billion; and

•	in March 2016, former AB InBev issued bonds in a debt capital markets offering under our Euro Medium-Term Notes Programme (“EMTN Programme”) resulting in aggregate net proceeds of approximately EUR 13.1 billion, to which we are the successor-in-interest.

Since the combination with SAB we have undertaken further debt issuance and debt liability management exercises; see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Funding Sources—Borrowings” for more information on our financing activities .

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

In addition, ratings agencies may downgrade our credit ratings below their current levels, including as a result of the incurrence of financial indebtedness related to the combination with SAB. In September 2015, Moody’s Investors Service changed former AB InBev’s outlook to “Developing,” citing downward rating pressure following completion of the combination with SAB due to higher leverage and certain integration risks. In May 2016, Moody’s Investors Service concluded its ratings review and assigned a definitive rating of A3 (stable outlook) to former AB InBev’s long-term debt obligations. As of the date of this annual report, our credit rating from S&P Global Ratings was A- for long-term obligations and A-2 for short-term obligations, with a Negative outlook, and our credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Any credit rating downgrade could materially adversely affect our ability to finance our ongoing operations and our ability to refinance the debt incurred to fund the combination with SAB, including by increasing our cost of borrowing and significantly harming our financial condition, results of operations and profitability, including our ability to refinance our other existing indebtedness.

In recent years, we have given priority, among other things, to deleveraging, with surplus free cash flow being used to reduce the level of outstanding debt. In light of the increased debt we assumed in connection with the combination with SAB, deleveraging remains a priority and may restrict the amount of dividends we are able to pay.

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

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2017, after certain hedging and fair value adjustments, USD 7.7 billion, or 6.6%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 108.8 billion, or 93.4%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the Australian dollar, the Brazilian real, the Canadian dollar, the euro, the pound sterling, the South African rand and the South Korean won. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments”, note 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for further details on our approach, currency and interest rate risk.

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

In addition, contractual restrictions and the regulatory environment of many markets may make it very difficult to change distributors and, in some markets, we may be prevented from acquiring interests in wholesalers or distributors (for example, see “—Our failure to satisfy our obligations under the SAB settlement agreement could adversely affect our financial condition and results of operations.”). In certain cases, poor performance by a distributor or wholesaler is not a sufficient reason for replacement. Our consequent inability to replace unproductive or inefficient distributors could adversely impact our business, results of operations and financial condition.

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

We operate our business and market our products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present us with political, economic and operational risks. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that employees or representatives of our subsidiaries, affiliates, associates, joint ventures or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act and Brazilian Law No. 12,846/13 (an anti-bribery statute that was enacted in January 2014). Such actions could expose us to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with misconduct under these laws and regulations, even if unwarranted or baseless, could damage our reputation and sales.

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

In Brazil, governmental authorities are currently investigating consulting services provided by a firm part-owned by a former elected government official who has been convicted of corruption and racketeering by Brazil’s highest court. Our subsidiary, Ambev, has, in the past, hired the services of this consulting firm. We have reviewed our internal controls and compliance procedures in relation to these services and have not identified any evidence of misconduct.

As a global brewer, we also operate our business and market our products in countries that may be subject to export control regulations, embargoes, economic sanctions and other forms of trade restrictions imposed by the United States, the European Union, the United Nations and other participants in the international community. For example, we indirectly own subsidiaries in Russia and Ukraine, the net combined revenues of which accounted for less than 1.0% of our total revenues in 2017. We do not sell directly into the Crimea region but are aware that indirect shipments may occur. In addition, certain of our associates also operate their business and market their products in countries subject to trade restrictions. For example, our associate Anadolu Efes Biracilik ve Malt Sanayii AŞ (“Anadolu Efes”) has an indirect interest in a Syrian soft drinks bottler and has limited distribution to Iran and Crimea. Furthermore, our subsidiary Ambev operates a joint venture in Cuba with the Government of Cuba. See “—Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operation in Cuba may adversely affect our reputation and the liquidity and value of our securities.”

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

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies and may be restricted by applicable laws and accounting principles. In particular, 26.4% (USD 14.9 billion) of our total revenue of USD 56.4 billion in 2017 came from our Brazilian listed subsidiary, Ambev, which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. If we are not able to obtain sufficient cash flows from our domestic and foreign subsidiaries and affiliated companies, this could adversely impact our ability to pay dividends, and otherwise negatively impact our business, results of operations and financial condition. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” for further information in this respect.

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

A substantial proportion of our operations are carried out in developing markets, representing approximately 59.2% of our 2017 revenue, which include Argentina, Bolivia, Brazil, China, Colombia, Ecuador, El Salvador, Honduras, India, Mexico, Mozambique, Nigeria, Paraguay, Peru, Russia, South Africa, Tanzania, Ukraine and Zambia.

Our operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include political instability or insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement. Such factors could affect our results by causing interruptions to our operations or by increasing the costs of operating in those countries or by limiting our ability to repatriate profits from those countries. The financial risks of operating in developing markets also include risks of illiquidity, inflation (for example, Brazil, Argentina, Turkey and Russia have periodically experienced extremely high rates of inflation), devaluation (see “—Our results of operations are affected by fluctuations in exchange rates.”) (for example, the Brazilian, Argentine, Colombian, Peruvian, Turkish and several African currencies have been devalued frequently during the last several decades), price volatility, currency convertibility and country default.

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

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries. This attention is the result of a rising health and wellbeing trend that is reshaping the entire food and drinks industry and of fiscal concerns as health costs become an increasingly important component of public finances in some markets. In the long term, this trend represents a risk for our business if it results in the social acceptance of our products being negatively altered.

The global policy framework shaping the regulatory space for our products is the World Health Organization’s Global Action Plan for the Prevention and Control of Non-Communicable Diseases (NCDs) 2013–2020, in which the harmful use of alcohol is cited as key risk factor for NCDs and governments are requested to take action to reduce it by at least 10% by 2020 from a 2013 base. The definition of harmful use of alcohol, however, was left to be determined by each government according to its national context. The United Nations’ Sustainable Development Goals, approved in September 2015, further reinforced this mandate by urging the nations to strengthen the prevention and treatment of harmful use of alcohol.

The World Health Organization has begun the consultation process needed to issue a new global policy framework on NCDs by 2020. As a result, in the next two years, we are likely to experience an increase in the number of publications and studies debating the health risks associated to harmful consumption of alcohol, as advocates who oppose the current regulatory status quo try to shape the public discussions around the new global policy framework.

We may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of our markets. Although public health concerns over harmful consumption of alcohol are frequently cited as the rational for governments to increase beer taxation, fiscal needs or the lobbying of other alcohol categories are often also drivers. Additional regulatory restrictions on our business, such as those on opening hours or marketing activities (including the marketing or selling of beer at sporting events), may cause the social acceptability of beer to decline significantly and consumption trends to shift away from it, which would have a material adverse effect on our business, financial condition and results of operations.

Moreover, key brand names are used by us, our subsidiaries, associates and joint ventures, and are licensed to third-party brewers. To the extent we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As a significant portion of our operations occur in developing and growth markets, there is a greater risk that we may be subject to negative publicity, in particular in relation to environmental issues, labor rights and local work conditions. Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

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

Our business is highly regulated in many of the countries in which we or our licensed third parties operate. The regulations adopted by the authorities in these countries govern many parts of our operations, including brewing, marketing and advertising (in particular to ensure our advertising is directed to individuals of legal drinking age), consumer promotion s and rebates, environmental protection, transportation, distributor relationships, sales and data privacy. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties or loss of operating licenses.

We are also routinely subject to new or modified laws and regulations with which we must comply in order to avoid claims, fines and other penalties, which could adversely impact our business, results of operations and financial condition. For example, we are subject to the General Data Protection Regulation adopted in the European Union in April 2016, which must be fully implemented in all member states by May 2018. Breach of any of these laws or regulations can lead to significant fines and/or damage to our reputation, as well as significantly restrict our ability to deliver on our digital productivity and growth plans.

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

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” and note 32 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017, for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

Moreover, companies in the alcoholic beverage industry and soft drink industry – including our operations – are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, we and certain other beer and other alcoholic beverage producers from Brazil, Canada, Europe and the United States have been involved in class actions and other litigation seeking damages for, among other things, alleged marketing of alcoholic beverages to underage consumers. If any of these types of litigation were to result in fines, damages or reputational damage to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Our failure to satisfy our obligations under the Grupo Modelo settlement agreement could adversely affect our financial condition and results of operations.

The settlement agreement we reached with the U.S. Department of Justice in relation to the combination with Grupo Modelo included certain transition services agreements as well as certain distribution guarantees for Constellation Brands, Inc. in the 50 states of the United States, the District of Columbia and Guam. Our compliance with our obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. Were we to fail to fulfill our obligations under the settlement, whether intentionally or inadvertently, we could be subject to monetary fines. See “Item 10. Additional Information—C. Material Contracts—Grupo Modelo Settlement Agreement.”

Our failure to satisfy our obligations under the SAB settlement agreement could adversely affect our financial condition and results of operations.

We entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB on 20 July 2016. As part of this consent decree, we agreed (i) not to acquire control of a distributor if doing so would result in more than 10% of our U.S. annual volume being distributed through majority owned distributorships in the U.S., (ii) not to terminate any wholesalers as a result of the combination with SAB, (iii) to review and modify certain aspects of our U.S. sales programs and policies to ensure that we do not limit the ability and incentives of independent distributors to sell and promote third-party brewers’ products and (iv) to notify the U.S. Department of Justice at least 30 days prior to the consummation of any acquisition of a beer brewer, importer, distributor or brand owner deriving more than USD 7.5 million in annual gross revenue from beer sold for further resale in the United States or from license fees generated by such sales, subject to certain exceptions. The consent decree is awaiting approval by the U.S. federal district court in the District of Columbia. The consent decree will expire ten years after its approval by the U.S. federal district court in the District of Columbia, unless the court grants an extension. Our compliance with our obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. Were we to fail to fulfill our obligations under the settlement, whether intentionally or inadvertently, we could be subject to monetary fines. Our obligations under the settlement agreement (in particular the restrictions on our U.S. sales programs and policies) may also adversely impact our U.S. operations.

In other jurisdictions, we were required to make certain divestitures and to fulfill a number of other commitments as a condition to receiving regulatory clearance for the combination with SAB, and we are now in the process of fulfilling these commitments. For more information on commitments related to the combination with SAB, see “—We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, in connection with our previous acquisitions, various regulatory authorities have previously imposed conditions with which we are required to comply.”

We may be subject to adverse changes in taxation.

Taxation on our products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes (such as value-added tax (“VAT”)). In many jurisdictions, these taxes make up a large proportion of the cost of beer charged to consumers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption of our products and by encouraging consumers to switch to other categories of beverages. These increases also adversely affect the affordability of our products and our profitability. In recent years, Russia, Ukraine, Australia, South Africa, Egypt, Singapore, and Argentina among others, increased beer excise taxes.

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

In the United States, the brewing industry is subject to significant taxation. The U.S. federal government currently levies an excise tax on beer sold for consumption in the United States of USD 16 per barrel (equivalent to approximately 117 liters) for the first six million barrels and USD 18 per barrel thereafter. All states also levy excise and/or sales taxes on alcoholic beverages. From time to time, there are proposals to increase these taxes, and in the future, these taxes could increase. Increases in excise taxes on alcohol could adversely affect our United States business and its profitability.

In addition to excise taxes, additional charges may be levied in relation to tax stamps and other forms of fiscal marking. In the last year we have seen a strong pressure to introduce costly fiscal marking systems in several African markets, Russia and Ukraine. The cost of these marking schemes could adversely affect our businesses in the relevant countries (including their profitability).

Proposals to increase excise or other indirect taxes may result from the current economic climate and may also be influenced by changes in public perceptions regarding the consumption of beer and other alcoholic beverages. To the extent that the effect of the tax reforms described above or other proposed changes to excise and other indirect duties in the countries in which we operate is to increase the total burden of indirect taxation on our products, our results of operations in those countries could be adversely affected.

In addition to excise and other indirect duties, we are subject to income and other taxes in the countries in which we operate. There can be no assurance that the operations of our breweries and other facilities will not become subject to increased taxation by local, national or foreign authorities or that we and our subsidiaries will not become subject to higher corporate income tax rates or to new or modified taxation regulations and requirements.

For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting and initiatives at the European Union level (including the anti-tax avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. Furthermore, the U.S. tax reform legislation signed on 22 December 2017 (Public Law 115-97) (the “Tax Act”), known as the Tax Cuts and Jobs Act, brings major tax legislation changes into law. While the Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21% and provides an exemption for certain dividends from 10%-owned foreign subsidiaries, the Tax Act expands the tax base by introducing further limitations on deductibility of interest, the imposition of a “base erosion and anti-abuse tax” and the imposition of minimum tax for “global intangible low-tax income,” among other changes which would adversely impact our results of operations. The overall impact of the Tax Act also depends on the future interpretations and regulations that may be issued by U.S. tax authorities, and it is possible that future guidance could adversely impact us.

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

We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, in connection with our previous acquisitions, various regulatory authorities have previously imposed conditions with which we are required to comply.

We are subject to antitrust and competition laws in the jurisdictions in which we operate. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, in June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by us in Belgium and on 30 November 2017, the European Commission informed us of its preliminary view in a Statement of Objections that these practices are an infringement and invited us to respond, which we shall do. The fact that a Statement of Objections has been issued does not mean that the European Commission has concluded that there is an infringement. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Antitrust Matters” for more information. In addition, our Brazilian listed subsidiary, Ambev, has been subject to monitoring by antitrust authorities in Brazil. There can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation of existing antitrust or competition laws, the enforcement of existing antitrust or competition laws by competent authorities or civil antitrust litigation by private parties, or any agreements with competent antitrust or competition authorities, against us or our subsidiaries, including Ambev, will not affect our business or the businesses of our subsidiaries in the future or have a financial impact.

For example, we had to obtain regulatory clearances for the combination with SAB in over 30 jurisdictions, and certain regulatory authorities imposed conditions in connection therewith, including the United States, South Africa, Botswana, Malawi, Zambia, Zimbabwe, Ecuador, Colombia, El Salvador, Australia and Moldova. The terms and conditions of any authorizations, approvals and/or clearances obtained to date, or other actions taken by a regulatory authority following the closing of the combination with SAB to obtain further authorizations, approvals and/or clearances may require, among other things, the divestiture of our assets or businesses to third parties, changes to our operations, restrictions on our ability to operate in certain jurisdictions, restrictions on the two businesses combining their operations in certain jurisdictions or other commitments to regulatory authorities regarding ongoing operations. Any such actions could have a material adverse effect on our business and diminish substantially the synergies and the advantages which we expect to achieve from the combination with SAB.

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

On 28 January 2014, a subsidiary of our subsidiary Ambev acquired from us a 50% equity interest in Cervecería Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, we indirectly own, through our subsidiary Ambev, a 50% equity interest in Cervecería Bucanero S.A. The other 50% equity interest is owned by the Government of Cuba. Cervecería Bucanero S.A. is operated as a joint venture in which Ambev appoints the general manager. Cervecería Bucanero S.A.’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our non-U.S. subsidiaries. In 2017, Cervecería Bucanero S.A. sold 1.8 million hectoliters of beer, representing about 0.3% of our global volume of 613 million hectoliters for the year. Although Cervecería Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).

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

Information technology failures, including those that affect the privacy and security of sensitive customer and business information, could damage our reputation and we could suffer a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.

We rely on information technology systems to process, transmit and store large amounts of electronic data, including personal information. We engage in ecommerce in nearly two dozen countries, which includes direct sales to some customers. Additionally, a significant portion of the communication between our personnel, customers and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers or other security issues.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We also collect and store non-public personal information that customers provide to purchase products or services, including personal information and payment information. We have entered into various information technology services agreements pursuant to which our information technology is partially outsourced to leading vendors, and we may share information about customers and employees with vendors that assist with certain aspects of our business.

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our business within the operating regions served. Any transitions of processes to, from or within shared services centers as well as other transformational projects could lead to business disruptions. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, operations disruptions, or the loss of or damage to intellectual property through a security breach. As with all information technology systems, our system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes.

We take various actions with the aim of minimizing potential technology disruptions, such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing business continuity plans and reviewing risk management processes. These protections may be compromised as a result of third-party security breaches, burglaries, cyberattack, errors by employees or employees of third-party vendors, of contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company data or otherwise disrupting our business. For example, if outside parties gained access to confidential data or strategic information and appropriated such information or made such information public, this could harm our reputation or our competitive advantage, or could expose us or our customers to a risk of loss or misuse of information. More generally, technology disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition.

While we continue to invest in new technology monitoring and cyberattack prevention systems, no commercial or government entity can be entirely free of vulnerability to attack or compromise given how rapidly and unpredictably techniques evolve to obtain unauthorized access or disable or degrade service. During the normal course of business, we have experienced and continue to expect to experience attempted breaches of our technology systems and networks from time to time. In 2017, as in previous years, we experienced several attempted breaches of our technology systems and networks. None of the attempted breaches of our systems (as a result of cyberattacks, security breaches or similar events) had a material impact on our business or operations or resulted in known material unauthorized access to our data or our customers’ data.

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

We purchase insurance for director and officer liability and other coverage where required by law or contract or where considered to be in our best interest. In accordance with the co-operation agreement entered into with SAB (as amended from time to time, the “Co-operation Agreement”), we have also procured the provision of directors’ and officers’ insurance for former directors and officers of SAB for a period of six years following the completion of the combination with SAB. Even though we maintain these insurance policies, we self-insure most of our insurable risk. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

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

We may not be able to realize all of the anticipated benefits and synergies of the combination with SAB, including as a result of difficulty in integrating the businesses of the companies involved, and any such benefits and synergies will be offset by the significant transaction fees and other costs we incurred in connection with the combination with SAB.

Achieving the advantages of the combination with SAB depends partly on the rapid and efficient combination of our activities with SAB, two companies of considerable size that functioned independently and were incorporated in different countries, with geographically dispersed operations, and with different business cultures and compensation structures.

The integration process continues to involve inherent costs and uncertainties. These uncertainties are exacerbated because SAB was active in new or developing markets in which former AB InBev did not have significant operations, and because former AB InBev had little opportunity to perform detailed due diligence on SAB prior to the announcement of the combination with SAB. We may face increased exposure to certain risks as a result of the combination with SAB. For example, SAB had entered into important strategic partnerships in a number of Eurasian and African countries. We may face challenges in continuing to develop collaborative relationships with these partners in order to ensure that decisions are taken in such partnerships which promote our strategic and business objectives.

Furthermore, there is no assurance that the combination with SAB will achieve the benefits we anticipate from the integration. We believe that the consideration paid was justified, in part, by the procurement and engineering savings, brewery and distribution efficiency gains, best practice sharing and other cost savings, synergies and benefits that we expect to achieve by combining our operations with SAB’s operations. However, these expected savings, gains, synergies and other benefits may not be achieved, and the assumptions upon which we determined the consideration paid to the former SAB shareholders in connection with the combination with SAB may prove to be incorrect. The implementation of the combination with SAB and the successful integration of SAB’s operations also require a significant amount of management time and, thus, may affect or impair management’s ability to implement the integration of the businesses effectively.

In addition, we have incurred and may continue to incur significant transaction fees and other costs associated with the combination with SAB. These fees and costs are substantial and include financing, financial advisory, legal and accounting fees and expenses. In addition, we may face additional unanticipated costs as a result of the integration, which would offset any realized synergy benefits resulting from the combination with SAB.

Finally, the agreement which we have entered into with Altria Group Inc. (“Altria”), pursuant to which we agreed to provide assistance and co-operation and to give certain representations, indemnities and undertakings to Altria in relation to certain matters relevant to Altria under U.S. tax legislation (as amended from time to time, the “Tax Matters Agreement”), imposes some limits on our ability to effect some reorganizations after the completion of the combination with SAB, which may limit our capacity to integrate SAB’s operations. See “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SAB—Tax Matters Agreement” for more information.

Although the cost savings and other synergies contemplated by the combination with SAB are significant, there can be no assurance that we will realize these benefits in the time expected, or at all. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on our business, results of operations and financial condition.

The uncertainties about the effects of the combination with SAB could materially and adversely affect our businesses and operations.

Uncertainty regarding the effect of the combination with SAB could cause disruptions to our businesses. Customers, distributors, other business partners and other parties that have business relationships with us may defer the consummation of other transactions or other decisions concerning our businesses, or seek to change existing business relationships. For example, on 4 October 2017, we announced the completion of the transition of our stake in Africa’s largest bottler, Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”) to The Coca-Cola Company pursuant to SAB’s prior contractual arrangements with The Coca-Cola Company. In addition, key employees of either former

AB InBev or the SAB Group could leave their employment because of the uncertainties about their roles in the AB InBev Group or because of a general desire not to remain with the AB InBev Group. Such uncertainties and disruptions related to the combination with SAB could disrupt our business and have an unfavorable material effect on our financial position, our income from operations and our competitive position. Our size, contractual limitations we are subject to and our position in the markets in which we operate may decrease our ability to successfully carry out further acquisitions and business integrations.

In the past, we have made acquisitions of, investments in and joint ventures and similar arrangements with other companies and businesses. Much of our growth in recent years is attributable to such transactions, including, in addition to the combination with SAB, the combination of Interbrew S.A. and Ambev in 2004, the combination of InBev and Anheuser-Busch Companies in 2008 and the combination of AB InBev and Grupo Modelo in 2013.

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

We have previously recognized significant goodwill on our balance sheet through acquisitions. For example, as a result of the combination with Grupo Modelo in 2013, we recognized USD 19.6 billion of goodwill on our balance sheet and recorded several brands from the Grupo Modelo business (including brands in the Corona brand family, among others) as intangible assets with indefinite useful lives with a fair value of USD 4.7 billion. Similarly, as a result of the 2008 Anheuser-Busch Companies acquisition, we recognized USD 32.9 billion of goodwill on our balance sheet and recorded several brands from the Anheuser-Busch Companies business (including brands in the Budweiser brand family, among others) as intangible assets with indefinite useful lives with a fair value of USD 21.4 billion.

Additionally, upon completion of the combination with SAB, we recognized USD 72.4 billion of incremental goodwill on our balance sheet.

Our accounting policy considers brands and distribution rights for our own products as intangible assets with indefinite useful lives, which are tested for impairment on an annual basis (or more often if an event or circumstance indicates that an impairment loss may have been incurred) and not amortized. After the completion of the combination with SAB, we recorded brands and other intangibles from the SAB business as intangible assets with indefinite useful lives, with a fair value of USD 15.0 billion.

As of 31 December 2017, our goodwill amounted to USD 140.9 billion and intangible assets with indefinite useful lives amounted to USD 43.6 billion. If the continuing integration of our businesses with SAB’s businesses meets with unexpected difficulties or if the combined business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

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

The market price of our Ordinary Shares and ADSs may be volatile as a result of various factors, many of which are beyond our control. These factors include, but are not limited to, the following:

•	market expectations for our financial performance;

•	actual or anticipated fluctuations in our results of operations and financial condition;

•	changes in the estimates of our results of operations by securities analysts;

•	investor perception of the impact of the combination with SAB on us and our shareholders;

•	the conversion of Restricted Shares into Ordinary Shares, the Restricted Shares becoming so convertible on 10 October 2021, subject to certain limited exceptions (see “Item 10—Additional Information—B. Memorandum and Articles of Association and Other Share Information—Form and Transferability of Our Shares—Restricted Shares—Conversion into Ordinary Shares”);

•	potential or actual sales of blocks of our Ordinary Shares or ADSs in the market by any shareholder or short selling of our Ordinary Shares or ADSs. Any such transaction could occur at any time or from time to time, with or without notice;

•	the entry of new competitors or new products in the markets in which we operate;

•	volatility in the market as a whole or investor perception of the beverage industry or of our competitors; and

•	the occurrence of any of the matters discussed in the risk factors mentioned in this section.

The market price of our Ordinary Shares and ADSs may be adversely affected by any of the preceding or other factors regardless of our actual results of operations and financial condition.

Our largest shareholder may use its significant interest to take actions not supported by our other shareholders.

As of 31 December 2017, our largest shareholder, Stichting Anheuser-Busch InBev (the “Stichting”), owned 34.29% of our voting rights (and the Stichting and certain other entities acting in concert with it (within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and/or the Belgian Law of 2 May 2007 on the disclosure of significant holdings in listed companies) held, in aggregate, 43.84% of our voting rights), based on the number of shares outstanding on 31 December 2017, excluding the 85,541,785 treasury shares held by us and our subsidiaries, Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”). In accordance with our articles of association, the Stichting has the ability to effectively control the election of a majority of our board of directors, as a result of which, under Belgian law, it has control of us. It is also able to have a significant influence on the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, going private transactions and other extraordinary items. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect.

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

We may be unable to pay dividends.

As a general matter, we cannot guarantee that we will pay dividends in the future. The payment of dividends will depend on factors such as our business outlook, cash flow requirements and financial performance, the state of the market and the general economic climate and other factors, including tax and other regulatory considerations. In particular, in light of the increased debt that resulted from completion of the combination with SAB, deleveraging remains a priority and may restrict the amount of dividends we are able to pay. In addition, we must, under Belgian law and our articles of association, before we proceed with any dividend payment, allocate an amount equal to 5% of our annual net profit on an unconsolidated basis to a legal reserve in our unconsolidated financial statements until the reserve reaches 10% of our share capital, in accordance with Belgian accounting principles.

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

We entered into a registration rights agreement requiring us to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all registrable shares held by the holders of Restricted Shares (the “Restricted Shareholders”) no earlier than five years after completion of the combination with SAB, at which point the Restricted Shares will become eligible for conversion into Ordinary Shares at the option of the Restricted Shareholder. As of the closing of the combination with SAB, Restricted Shares represented 16.14% of our outstanding share capital. Although the Restricted Shares are generally subject to certain holdback and suspension periods until 21 October 2021, the Restricted Shares, once they are converted to Ordinary Shares, are not subject to a “lock-up” or similar restriction under the registration rights agreement. Accordingly, sales of large numbers of Ordinary Shares may be made upon registration of such shares with the SEC in accordance with the terms of the registration rights agreement. Registration and sales of our Ordinary Shares effectuated pursuant to the registration rights agreement will increase the number of shares being sold in the public market and may increase the volatility of the price of our Ordinary Shares and ADSs.

Investors may suffer dilution if they are not able to participate in equity offerings, and our ADS holders may not receive any value for rights that we may grant.

Our constitutional documents provide for preference rights to be granted to our existing shareholders unless such rights are disapplied by resolution of our shareholders’ meeting or the Board of Directors. Our shareholders’ meeting or our Board of Directors may disapply such rights in future equity offerings, while no preference rights apply to capital increases through contributions in kind. In addition, certain shareholders (including shareholders resident in, or citizens of, certain jurisdictions, such as the United States, Australia, Canada and Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislative or regulatory framework. In particular, there can be no assurance that we will be able to establish an exemption from registration under the Securities Act and we are under no obligation to file a registration statement with respect to any such preferential subscription rights or underlying securities or to endeavor to have a registration statement declared effective under the Securities Act (other than as set out in the Registration Rights Agreement) (see “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SAB” for more information on the Registration Rights Agreement). As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

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

We are the world’s largest brewer by volume and one of the world’s top five consumer products companies by revenue. As a consumer-focused, insights-driven company, we produce, market, distribute and sell a diversified portfolio of well over 500 beer and other malt beverage brands. These include brands with significant international distribution, such as Budweiser, Corona (except in the United States), Stella Artois, Beck’s, Leffe, Hoegaarden, Castle Lager (except in the United States), Castle Lite (except in the United States), and Redd’s (except in the United States); and brands primarily distributed to local markets such as Bud Light and Michelob Ultra in the United States; Corona Light, Modelo Especial, Negra Modelo, Victoria and Pacifico in Mexico; Skol, Brahma and Antarctica in Brazil; Aguila and Poker in Colombia; Cristal and Pilsen Callao in Peru; Quilmes in Argentina; Jupiler in Belgium and the Netherlands; Franziskaner in Germany; Carling Black Label and Hansa Pilsener in South Africa; Hero in Nigeria; Safari and Kilimanjaro in Tanzania; Harbin and Sedrin in China; Cass in South Korea; and Victoria Bitter and Carlton Draught in Australia. We also produce and distribute soft drinks, particularly in Central and South America and Africa, and near beer products, such as Lime-A-Rita and other Rita family products in the United States and Mexico; MixxTail in Argentina and other countries; and Skol Beats in Brazil.

Our dedication to quality goes back to a brewing tradition of more than 600 years with the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with origins in St. Louis, U.S.A. since 1852, and the history of the South African Breweries with its origins in Johannesburg in 1895. As of 31 December 2017, we employed nearly 200,000 people, with operations in 50 countries across the world. We report our results under the following six regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific. We also report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses, which have not been allocated to the regions. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our geographic regions.

Our 2017 volumes (beer and non-beer) were 613 million hectoliters and our revenue amounted to USD 56.4 billion.

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

History and Development of the Company

Our dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium. In 1717, Sébastien Artois, master brewer of Den Hoorn, took over the brewery and renamed it Sébastien Artois. In 1987, the two largest breweries in Belgium merged: Brouwerijen Artois NV, located in Leuven, and Brasserie Piedboeuf SA, founded in 1853 and located in Jupille, resulting in the formation of Interbrew S.A. Interbrew operated as a family-owned business until December 2000, the time of its initial public offering on Euronext Brussels. The period since the listing of Interbrew on Euronext Brussels has been marked by increasing geographical diversification.

Since 2000, we have completed the following major combinations, acquisitions and sales:

•	In 2002, Interbrew acquired Beck’s for 3.5 billion German marks.

•	In 2004, Interbrew combined with Ambev, a Brazilian company originally formed by the combination of Brahma and Antarctica in 1999-2000, resulting in the creation of InBev. Ambev is listed on the New York Stock Exchange and on the São Paulo Stock Exchange. As of 31 December 2017, we had a 61.9% voting and economic interest in Ambev.

•	In July 2008, InBev combined with Anheuser-Busch Companies by way of an offer for USD 54.8 billion, as a result of which we changed our name to Anheuser-Busch InBev SA/NV.

•	In July 2009, we completed the sale of our South Korean subsidiary, Oriental Brewery, to an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) for USD 1.8 billion. We retained the right, but not the obligation, to reacquire Oriental Brewery five years after the closing of the transaction based on predetermined financial terms. In 2014, we completed the reacquisition of Oriental Brewery from KKR and Affinity Equity Partners.

•	In 2009, we completed the sale of our operations in Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia to CVC Capital Partners for an enterprise value of USD 2.2 billion.

•	In 2013, we announced the completion of our combination with Grupo Modelo in a transaction valued at USD 20.1 billion, following which we owned approximately 95% of Grupo Modelo’s outstanding shares.

•	In 2013, in another transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its U.S. business to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate. The transaction included the sale of Grupo Modelo’s Piedras Negras brewery, Grupo Modelo’s 50% stake in Crown Imports and perpetual rights to certain of Grupo Modelo’s beer brands in the United States. As a consequence, we have granted Constellation Brands, Inc. the exclusive and perpetual right to market and sell Corona and certain other Grupo Modelo beer brands in the 50 states of the United States, the District of Columbia and Guam. In December 2016, we also completed the sale of our brewery plant located in Obregón, Sonora, México to Constellation Brands, Inc. for a sale price of approximately USD 600 million.

•	In 2015, we acquired all outstanding Grupo Modelo shares held by third parties through a mandatory tender offer and, by August 2015, Grupo Modelo was transformed from a publicly listed Mexican company into a Mexican limited liability company (sociedad de responsabilidad limitada) and became 100% owned by us.

•	On 7 October 2016, we acquired control of SAB and on 10 October 2016, we completed the business combination. The combination with SAB was valued at a gross purchase consideration of USD 114 billion. See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes—Acquisition of SAB” for more information on the combination with SAB.

•	On 9 August 2017, we announced the intended combination of our Russia and Ukraine businesses with those of Anadolu Efes to create a new company, which will be called AB InBev Efes. Until the completion of this transaction, our Russia and Ukraine businesses will remain separate and continue business as usual. Following the closing of this transaction, the newly combined business will be fully consolidated into Anadolu Efes. As a result, we will stop consolidating these operations and account for our investment in AB InBev Efes under the equity method.

In connection with the combination with SAB, we transferred SAB’s business in Panama to Ambev in exchange for Ambev’s businesses in Colombia, Peru and Ecuador. We have also completed or announced certain divestitures, in each case with the goal of proactively addressing potential regulatory considerations regarding the combination with SAB, including the following:

•	On 11 October 2016, we completed the sale of SAB’s entire interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SAB), together with rights to the Miller brand globally, to Molson Coors Brewing Company for USD 12 billion, subject to a downward purchase price adjustment.

•	On 11 October 2016, we completed the sale of SAB’s Peroni, Grolsch and Meantime brand families and their associated businesses in Italy, the Netherlands, the United Kingdom and internationally (excluding certain rights in the United States) to Asahi Group Holdings, Ltd., in a transaction valued at EUR 2,550 million on a debt free/cash-free basis.

•	On 11 October 2016, we completed the sale of SAB’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd. for USD 1.6 billion.

•	On 31 March 2017, we completed the sale of SAB’s Central and Eastern European businesses in Poland, the Czech Republic, Slovakia, Hungary and Romania to Asahi for EUR 7.3 billion.

•	On 12 April 2017, we completed the sale of our interest in Distell Group Limited (comprised of 58,674,000 ordinary shares or approximately 26.4% of Distell’s issued share capital) to Public Investment Corporation Limited, acting on behalf of the Government Employees Pension Fund.

•	On 4 October 2017, we completed the transition of our 54.5% equity stake in Coca-Cola Beverages Africa (Pty) Ltd to The Coca-Cola Company for USD 3.15 billion, after customary adjustments. The companies continue to work on the terms and conditions for the agreements with respect to certain markets in Africa and Central America.

Furthermore, during 2016 and 2017, we performed a series of other investments and disposals. For further details, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.”

B. BUSINESS OVERVIEW

1.	STRENGTHS AND STRATEGY

Strengths

We are building a company to last, brewing beer and building brands that will continue to bring people together for the next 100 years and beyond. As a global family of local companies, we unite nearly 200,000 exceptional people in 50 countries and more than 500 brands around a passion for brewing the highest quality beer. We believe that the following key strengths will drive the realization of our strategic goals and reinforce our competitive position in the marketplace:

Global platform with strong market positions in key markets to grow the category

We are a truly global brewer, positioned to serve the evolving needs of consumers worldwide. Our portfolio of more than 500 brands means we have beers for every type of occasion and our iconic brands bring people together across generations and communities.

We hold leading positions in the majority of our key markets, based on strong brands and the benefits of scale. We believe this enables us to invest significant sales and marketing resources in our brands, achieve attractive sourcing terms, generate cost savings through centralization and operate under a lean cost structure. Our global footprint provides us with a strong platform to grow our global and multi-country brands, while developing local brands tailored to regional tastes and trends. We benefit from a global distribution network which, depending on the location, is either owned by us or is based on strong partnerships with wholesalers and local distributors.

In 2017, we were one of the largest consumer products companies worldwide, measured by EBITDA, as defined. We hold the number one position in terms of total market share of beer by volume, based on our estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. We estimate that we hold the number three position in total market share of beer by volume and the number one position by volume in the fast-growing premium beer category in China, the world’s largest beer market by volume.

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

Developed markets represented approximately 40.8% of our 2017 revenue and developing markets represented 59.2% of our 2017 revenue. Our developing markets include Argentina, Brazil, Bolivia, China, Colombia, Ecuador, El Salvador, Honduras, India, Mexico, Mozambique, Nigeria, Paraguay, Peru, Russia, South Africa, Tanzania, Ukraine and Zambia.

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

With more than 500 brands, of which 19 had an estimated retail sales value of over USD 1 billion in 2017, we believe our portfolio is the strongest in the industry. Seven of our brands—Budweiser, Bud Light, Stella Artois, Skol, Corona, Aguila and Brahma—are ranked among the Global Top Ten most valuable beer brands by BrandZ™.

Our passion for brewing was evidenced by the 191 awards we won around the world this year, making us the most awarded brewer at major international beer competitions. We continue to focus on creating the highest quality beers to meet consumer needs across a wide variety of occasions.

Our strategy is to focus our attention on our core to premium brands. As a result, we make clear brand choices and seek to invest in those brands that build deep connections with consumers and meet their needs. We seek to replicate our successful brand initiatives, market programs and best practices across multiple geographic markets.

Africa plays a unique role in the AB InBev Group

We believe that Africa, as a continent, has hugely attractive markets with increasing gross domestic products, a growing middle class and expanding economic opportunities. Africa is also growing in importance in the context of the global beer industry. It is expected that the African continent will represent approximately 8.1% of the global beer industry by volumes by 2025, up from approximately 6.5% in 2014, with beer volumes in Africa expected to grow at nearly three times the rate of global beer volumes between 2014 and 2025 according to Plato Logic Limited.

Former AB InBev did not have any significant operations in Africa and we believe that the continent will play a vital role in our future, building upon the strong history and success of SAB in the region dating back to the nineteenth century.

On 14 April 2016, we announced that we had entered into an agreement with the South African Government in terms of which we made commitments to contribute to South Africa (the “EDD Agreement”). Such commitments, which were largely included on the conditions issued by the South African Competition Commission when approving the combination with SAB, relate to sustained employment numbers, agricultural development, enterprise development, local production and procurement, the maintenance of the former SAB’s Zenzele Broad Based Black Economic Empowerment Scheme (the “Zenzele Scheme”) until it matures in 2020 and the creation of a new ownership scheme, the participation of small beer brewers in the South African market, investment in initiatives aimed at promoting advancements in education, business and environmental sustainability and the reduction of harmful use of alcohol in South African society, and a commitment to locate the regional head office for Africa in and manage and operate from Johannesburg.

We will disburse equally over a five-year period running from the completion of the combination with SAB, through direct investments and through a fund established by us, an aggregate amount of ZAR 1.0 billion (USD 80 million) for investment in the programs in South Africa contemplated by the EDD Agreement.

As a sign of our commitment to South Africa, in January 2016, former AB InBev completed a secondary (inward) listing of its Ordinary Shares on the Johannesburg Stock Exchange. On 11 October 2016, our Ordinary Shares were listed on the Johannesburg Stock Exchange, through a secondary listing, which replaced former AB InBev’s previous secondary listing.

Strong consumer insights-driven brand development capabilities

As a consumer-focused, insights-driven company, we continue to strive to understand the values, lifestyles and preferences of both today’s and tomorrow’s consumers. We expect that this will allow us to remain relevant, as well as build fresh appeal and competitive advantage through innovative products and services tailored to meet evolving consumer needs. We believe that consumer demand can be best anticipated by a close relationship between our innovation and insight teams in which current and expected market trends trigger and drive research processes. Successful examples of recently developed products include Budweiser Prohibition Brew (Canada), Corona Cero (Mexico), Jupiler 0.0 (Belgium) and Michelob Ultra 16 ounce aluminum bottle (United States), Brahma Extra Lager, Red Lager and Weiss, and Skol Beats Secret (Brazil), MixxTail Bartender Series and Patagonia Draught (Argentina), Brahma and Pilsen 340ml (Paraguay), Harbin Wheat (China), and MixxTail (Korea).

We believe that our internal excellence programs are a major competitive advantage. The World Class Commercial Program is an integrated marketing and sales execution program designed to continuously improve the quality of our sales and marketing capabilities and processes by ensuring they are fully understood by all relevant employees and consistently followed.

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

We expect the combination with SAB to generate synergies and cost savings as we continue our integration with SAB. In October 2017, we further updated our synergy and cost savings expectation from USD 2.8 billion per annum as of 31 December 2016 to USD 3.2 billion per annum on a constant currency basis. Of our original expectation of USD 2.45 billion per annum, we announced USD 1.4 billion per annum as transaction synergies, and USD 1.05 billion per annum was previously announced by SAB as cost savings initiatives. From this total, USD 547 million per annum was reported by SAB as of 31 March 2016, and USD 1,556 million per annum was captured between 1 April 2016 and 31 December 2017. The balance of approximately USD 1 billion is expected to be captured in the next three years. Synergies are still expected to come from:

•	procurement and engineering savings, which are generated from third-party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and re-engineering of associated processes across our cost base;

•	brewery and distribution efficiency gains, which are generated from the alignment of brewery, bottling and shipping productivity including: reduced water, energy usage, and extract losses, as well as optimization of other brewery and distribution processes across geographies;

•	savings generated from sharing best practices such as ZBB and other cost management best practices, efficiency improvements and productivity enhancements across our administrative operations; and

•	the realignment of overlapping administrative costs, which generates synergies through the optimization of the corporate headquarters and overlapping regional headquarters.

Experienced management team with a strong track record of delivering synergies through business combinations

During the last two decades, our management, including the management of our predecessor companies, has executed a number of merger and acquisition transactions of varying sizes, with acquired businesses being successfully and smoothly integrated into our operations, realizing significant synergies. Notable historical examples include the creation of Ambev in 2000 through the combination of Brahma and Antarctica, the acquisition of Beck’s by Interbrew in 2002, the combination of Ambev and Quilmes in 2003, Ambev gaining control of Labatt in 2004 and the creation of InBev in 2004 from the combination of Interbrew and Ambev. More recent examples include the combination with Anheuser-Busch Companies in November 2008, the combination with Grupo Modelo in June 2013, the reacquisition of Oriental Brewery, the leading brewer in South Korea, in April 2014, and the combination with SAB in 2016.

Our strong track record also extends to successfully integrating brands such as Budweiser, Corona and Stella Artois into our global brand portfolio and distribution network, including leveraging Ambev’s distribution channels in Latin America and Canada.

We are utilizing these skills and experiences with the goal of completing the integration of former AB InBev and SAB in a timely fashion, with minimal disruption to the business, and maximizing the capture of cost synergies.

Strategy

Delivering Organic Growth

We have a long-term focus on top-line growth, and delivering consistent, profitable top-line growth is our number one priority. We are building a company for the next 100 years. We have a comprehensive strategy focused on four key pillars:

1.	Expand global brands: We continue to leverage the potential of our global brands by expanding into new markets such as South Africa, Colombia and Australia. These brands are also addressing consumer demand for premium and super premium choices.

2.	Premiumize and invigorate beer: We are bringing new vigor and energy to consumers’ experience with beer and expanded options. Our “High End” business, a division within AB InBev made up of our global, specialty and craft brands, is now established in 22 markets. We also introduced new variations of our core brands to increase consumers’ beer choices.

3.	Elevate core lager: We employ a number of strategies to reinforce the quality heritage of core lager, including leveraging social media, sponsoring events, using differentiated messaging and developing unique packaging. Our goal is always to convey the unique character and quality of our brands and connect with beer drinkers.

4.	Create new consumer experiences and occasions: To further develop the beer category, we have broadened our approach beyond near beer products. We continue to respond to consumers’ desire for more balanced lifestyles by increasing our selection of no- and low-alcohol beer products (“NABLAB”) and near beer options that go well with a variety of experiences and occasions. Several of these brands also support our Global Smart Drinking Goals commitment to have NABLAB represent 20% of our global beer volumes by 2025. In addition, we are creating new experiences and occasions that bring people together and make beer more relevant. We sponsor major sports, music and food events and promote in-home, weekday and special occasions.

With the combination of SAB, we have adopted a new way of looking at the beer category that recognizes different market maturities and the role of brand portfolios in driving category health. We are excited about the growth opportunities we are seeing in more than 50 countries — in both developed and developing markets – and this positions us for sustainable and profitable long-term revenue growth. We are focused on delivering growth opportunities and elevating the category. We aim to grow our revenue organically ahead of the industry benchmark of volume growth plus inflation, on a country-by-country basis. As a result of now having operations in virtually every major beer market, we have insight into consumer trends and habits, and global macro trends. Specifically:

•	We are bringing together the “best of both”: we are sharing best practices both ways. We have developed a deep appreciation for the complementary knowledge, initiatives and ideas that our former SAB colleagues bring to the table, including:

•	Comprehensive insights on expanding the beer category by making it more attractive to consumers on more occasions.

•	Perspective on how consumption patterns evolve in developing regions and what that means for premiumization efforts.

•	Replicable models for unlocking the value of lager brands.

•	We have strengthened our position in developing regions, with excellent growth prospects in Asia, Central and South America and Africa, which will play a key role in our company going forward.

•	We are continually diversifying and innovating our products to offer more choice with the same quality.

•	We are brand builders and are committed to building great brands that stand the test of time. Our brands must remain relevant to existing consumers, be capable of winning new consumers, and secure their long-term brand loyalty. We will continue to invest and drive strong consumer preference for our brands and continued premiumization of our brand portfolio.

•	Opportunities exist to develop brands and offerings to gain share of alcohol in non-traditional beer occasions. We should further strengthen brand innovation in order to stay ahead of market trends and maintain consumer appeal.

•	We continue to build connections with our consumers at the point-of-sale, in partnership with distributors, off-trade retailers and on-trade points-of-sale, by further improving the quality of the consumer’s shopping experience and consumption occasions.

•	We are leveraging social and digital media platforms to reach out to existing and potential consumers and build connections with our brands.

Today, we have an enhanced understanding of the key moments of consumption, and to focus our sales, marketing, product development and other brand-building activities on capturing a greater share of these consumption opportunities. We believe that, by understanding, embracing and enriching consumption moments and occasions, we have the opportunity to accelerate revenue growth and deliver increased shareholder value.

Our strategy is based on our Dream of Bringing People Together for a Better World

We strive to achieve this every day. By combining scale, resources and energy with the needs of communities, we believe we have the drive and tools to help make it happen.

We are committed to driving long-term growth and creating value for our business partners and stakeholders. Through our products, brands and investment in communities, we are excited to work toward the Dream of Bringing People Together for a Better World.

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

Through our reach, resources and energy, we are addressing the needs of our communities by:

•	Improving environmental & community sustainability: We depend on natural resources to brew our beers and strive to use resources responsibly and preserve them for the future. That is why we factor sustainability into how we do business, including how we source energy and raw materials. We develop innovative programs across our supply chain to improve our sustainability performance with our business partners. To improve lives in the communities we are part of, we also support the farmers and small retailers in our value chain to help them be more productive. To facilitate progress, we combined our sustainability and procurement activities under a single function led by a member of our Executive Board of Management (EBM).

•	Promoting smart drinking: Part of our dream for a better world is aspiring to make every experience with beer a positive one. Through our Global Smart Drinking Goals, launched in 2015, we aim to reduce the harmful use of alcohol and foster a culture of smart drinking and road safety globally. We are aligned with the World Health Organization’s global target of a 10% or greater reduction in the harmful use of alcohol by 2025, as well as with this area of focus within the UN Sustainable Development Goals.

•	Increasing workplace safety: We are committed to doing everything possible to create a safe work environment. We encourage employees and contractors to follow safe practices and make healthy choices in our workplaces and local communities.

•	Business ethics: Our leaders set the tone for our company. We expect them to deliver results and to inspire our colleagues through passion for brewing and a sense of ownership. Most importantly, we never take shortcuts. Integrity, hard work, quality and responsibility are essential to our growth.

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

Cost management and efficiency

We strive to continuously improve efficiency by unlocking the potential for variable and fixed-cost savings by seeking to:

•	maintain long-term cost increases below inflation, benefiting from the application of cost efficiency programs such as ZBB and VPO, internal and external benchmarking, as well as from our size;

•	leverage the Global Procurement Office to generate further cost savings, and build on our supplier relationships to bring new ideas and innovation to our business; and

•	continue to share best practices across all functions, as well as benchmark performance externally against other leading companies. Cost management and efficiency will be part of an ongoing process, and fueled by an ownership mindset.

2.	PRINCIPAL ACTIVITIES AND PRODUCTS

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

The table below sets out the main brands we sell in the markets listed below as of 31 December 2017. We expect that significant growth opportunities will arise from marketing our brand portfolio through a largely complementary distribution network.

Country by Region	Brands
North America
Canada	Beer: Alexander Keith’s, Archibald, American Vintage, Bass, Beck’s, Bud Light, Budweiser, Busch, Corona, Hoegaarden, Goose Island, Kokanee, Labatt 50, Labatt Blue, Labatt Blue Light, Lakeport, Leffe, Lowenbrau, Lucky, Michelob Ultra, Mike’s Hard Lemonade, Mill Street, Okanagan, Oland, Palm Bay, Rolling Rock, Shock Top, Stanley Park, Stella Artois
United States	Beer: 10 Barrel, Bass, Beck’s, Best Damn, Blue Point, Breckenridge, Bud Light, Bud Light Lime, Budweiser, Busch, Busch Light, Devil’s Backbone, Elysian, Estrella Jalisco, Four Peaks, Golden Road, Goose Island, Hoegaarden, Karbach, Leffe, Lime-A-Rita Family, Michelob Ultra, Natural Light, Rolling Rock, Shock Top, Spiked Seltzer, Stella Artois, Virtue, Wicked Weed
Latin America West
Colombia	Beer: Bahia, Aguila family, Bogota Beer Company, Budweiser, Club Colombia family, Cola y Pola, Corona, Costeña family, Modelo Especial, Pilsen, Poker family, Redd’s, Stella Artois
Non-Beer: Pony Malta
Ecuador	Beer: Budweiser, Club family, Pilsener family
Non-Beer: Manantial water, Pony Malta
El Salvador	Beer: Barena, Camagua, Cantina, Golden Light, Pilsener family
Honduras	Beer: Barena, Corona, Imperial, Port Royal, SalvaVida
Mexico	Beer: Barrilito, Bocanegra, Bud Light, Budweiser, Corona, Corona Cero (non-alcoholic), Corona Light, Cucapá, Day of the Dead, Estrella, Ideal, Leon, Mexicali, Michelob Ultra, Modelo Ambar, Modelo Especial, Modelo Trigo, Montejo, Negra Modelo, Pacifico, Stella Artois, Tijuana, Tropical, Victoria
Peru	Beer: Abraxas, Arequipeña, Brahma, Budweiser, Corona, Cristal, Cristal Ultra, Cusqueña family, Löwenbräu, Pilsen Callao, Pilsen Trujillo, San Juan
Non-Beer: Agua Tonica Backus, Guarana Backus family, Maltin Power, San Mateo water, Viva Backus
Latin America North
Brazil	Beer: Antarctica, Bohemia, Brahma, Budweiser, Colorado, Corona, Hoegaarden, Leffe, Original, Skol, Skol Beats, Stella Artois
Non-Beer: Guaraná Antarctica, Do Bem, Fusion, Gatorade, Lipton, Pepsi
Dominican Republic	Beer: Bohemia, Brahma, Budweiser, Corona, Franziskaner, Goose Island, Hoegaarden, Leffe, Presidente, Stella Artois, Shock Top, Spaten, The One
Non-Beer: 7UP, Guaraná Antarctica, Enriquillo, Coco Rico, Malta Bohemia, Malta Morena, Pepsi, Red Bull, Red Rock, 911
Guatemala	Beer: Beck’s, Brahva, Bud Light, Budweiser, Corona, Hoegaarden, Leffe, Modelo Especial, Stella Artois
Panama	Beer: 507, Atlas, Balboa family
Non-Beer: 7UP, Agua Brisa, Malta Alfa, Malta Vigor, Mirinda, Pepsi family, Pony Malta

Country by Region	Brands
Latin America South
Argentina(1)	Beer: Andes, Beck’s, Brahma, Corona, Franziskaner, Hoegaarden, Iguana, Leffe, Löwenbräu, MixxTail, Negra Modelo, Norte, Patagonia, Pilsen, Quilmes, Stella Artois
Non-Beer: 7UP, Gatorade, H2OH!, Mirinda, Paso de los Toros, Pepsi, Red Bull, Tropicana, Antárctica Guaraná, Awafrut
Bolivia	Beer: Corona, Ducal, Imperial, Huari, Paceña, Stella Artois, Taquiña, Báltica
Non-Beer: 7UP, Pepsi, Mirinda, Antárctica Guaraná, Gatorade, H2OH!
Chile	Beer: Baltica, Beck’s, Becker, Brahma, Budweiser, Corona, Goose Island, Leffe, Hoegaarden, Stella Artois, Negra Modelo, Quilmes
Paraguay	Beer: Baviera, Brahma, Budweiser, Corona, Norte, Ouro Fino, Patagonia, Pilsen, Stella Artois, Patagonia, Franziskaner, Hoegaarden, Norte
Uruguay	Beer: Budweiser, Norteña, Patagonia, Patricia, Pilsen, Zillertal, Stella Artois, Brahma, Corona, Becks, Leffe Hoegaarden
Non-Beer: 7UP, Gatorade, H2OH!, Mirinda, Paso de los Toros, Pepsi
EMEA
United Kingdom	Beer: Bass, Beck’s, Belle Vue, Blue Point Toasted lager, Boddingtons, Brahma, Budweiser, Budweiser Prohibition, Bud Light, Camden Town, Corona, Cubanisto, Franziskaner, Goose Island, Hoegaarden, Leffe, Lowenbrau, Stella Artois, Spaten, Old Blue Last, Cidre, Magners
France	Beer: Beck’s, Belle-Vue, Boomerang, Budweiser, Corona, Cubanisto, Hoegaarden, Leffe, Loburg, Stella Artois
Italy	Beer: Beck’s, Birra Del Borgo family, Budweiser, Corona, Franziskaner, Hoegaarden, Leffe, Löwenbräu, Spaten, Stella Artois
Spain	Beer: Beck’s, Budweiser, Cervezas La Virgen, Corona, Dorada family, Estrella Canaria, Franziskaner, Kelson, Leffe, Saturday, Stella Artois, Tropical family
Russia	Beer: Bagbier, Brahma, Bud, Corona, Franziskaner, Hoegaarden, Klinskoye, Leffe, Löwenbräu, Sibirskaya Korona, Spaten, Stella Artois, T, Tolstiak
Ukraine	Beer: Beck’s, Bud, Chernigivske, Chill, Corona, Hoegaarden, Khmelevus, Leffe, Rogan, Staropramen, Stella Artois, Taller, Yantar
Belgium	Beer: Beck’s, Belle-Vue, Budweiser, Corona, Ginette family, Hoegaarden, Jupiler, Kwak, Leffe, Stella Artois, Tripel Karmeliet, Vieux Temps
Netherlands	Beer: Beck’s, Corona, Dommelsch, Hertog Jan, Hoegaarden, Jupiler, Leffe, Stella Artois
Luxembourg	Beer: Beck’s, Diekirch, Hoegaarden, Jupiler, Leffe, Mousel, Stella Artois
Germany	Beer: Beck’s, Corona, Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten
Botswana	Beer: Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite, Castle Milk Stout, Core Original, Flying Fish, Hansa Pilsener, Redd’s, St. Louis family
Non-Beer: Bonaqua, Chibuku, Keone Mooka Mague
Ghana	Beer: Castle Milk Stout, Club Premium Lager, Club Shandy, Eagle, Stone Lager
Non-Beer: Beta Malt, Chibuku, Super
Kenya	Beer: Castle Lager, Castle Lite, Castle Milk Stout, Crown Lager, Nile Special, Redd’s
Non-Beer: Konyagi
Lesotho	Beer: Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Flying Fish, Hansa Pilsener, Maluti Premium Lager, Redd’s
Malawi	Beer: Carling Black Label, Castle Lager, Castle Lite, Mageu
Non-Beer: Chibuku, Chibuku Super, Chibuku Super Chocolate, Maheu
Mozambique	Beer: 2M, Carling Black Label, Castle Lite, Flying Fish, Hansa Pilsener, Impala, Laurentina family, Manica, Redd’s Non-Beer: Chibuku, Chibuku Super
Namibia	Beer: Carling Black Label, Castle Lager, Castle Lite, Flying Fish
Nigeria	Beer: Castle Lager, Castle Lite, Castle Milk Stout, Eagle, Hero, Redd’s, Trophy
Non-Beer: Rootz, Beta Malt, Grand Malt, Royal Eagle spirits
South Africa	Beer: Brutal Fruit, Carling Black Label, Carling Blue Label, Carvers Weiss, Castle Lager, Castle Free, Castle Lite, Castle Lite Lime, Castle Milk Stout, Castle Milk Stout Chocolate, Flying Fish family, Hansa Pilsener, Lion Lager, No 3 Fransen Street, Newlands Spring, Redd’s family, Becks Blue, Stella Artois, Corona, Budweiser

Country by Region	Brands
Swaziland	Beer: Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Flying Fish, Hansa Pilsener, Redd’s, Sibebe
Non-Beer: Imvelo, Megeu
Tanzania	Beer: Balimi, Castle Lager, Castle Lite, Castle Milk Stout, Eagle, Kilimanjaro, Redd’s, Safari
Non-Beer: Bia Bingwa, Chibuku, Chibuku Super, Grand Malt, Konyagi, Nzagamba, Ndovu Special Malt
Uganda	Beer: Chairman’s ESB, Castle Lite, Castle Milk Stout, Club Pilsener, Eagle family, Flying Fish, Nile family, Redd’s
Non-Beer: Chibuku Extra, Shibuku Super
Zambia	Beer: Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite Eagle, Flying Fish, Mosi, Redd’s, Rhino
Non-Beer: Chibiku, Chibuku Super, Mageu
Asia Pacific
Australia	Beer: Abbotsford Invalid Stout, Aguila, Alpha Pale Ale, Beck’s, Beez Neez, Budweiser, Carlton family, Carlton Dry family, Cascade family, Corona, Crown Lager, Dogbolter, Yak family, Foster’s family, Great Northern Brewing Co family, Goose Island, Helga, Hoegaarden, Leffe, Matilda Bay family, Melbourne Bitter, Minimum Chips, NT Draught, Pacific Radler, Powers Gold, Pure Blonde family, Redback, Reschs, Sheaf Stout, Stella Artois, Victoria Bitter
Non-Beer: Black Douglas spirits, Bulmers family, Cougar spirits, Dirty Granny, Kopparberg family, Mercury family, Strongbow family
China	Beer: Beck’s, Budweiser, Corona, Franziskanner, Ginsber, Harbin, Hoegaarden, Sedrin, Stella Artois
India	Beer: Budweiser, Foster’s, Haywards 2000, Haywards 5000, Knock Out, Royal Challenge
South Korea	Beer: Budweiser, Cass, Corona, Hoegaarden, OB Premier, Stella Artois, Victoria Bitter, Cafri, Suntory
Vietnam	Beer: Budweiser, Beck’s, Zorok

(1)	In connection with obtaining regulatory clearance for the combination with SAB in Argentina, we are holding separate SAB’s businesses in Argentina until approval is granted by the Argentine antitrust authorities. We have submitted a proposal to the Argentine antitrust authority, which is still being considered, and would include the transfer to Compañía Cervecerías Unidas S.A. (“CCU”) of certain brands and a payment in exchange for an early termination to CCU’s license for the production and distribution of Budweiser in Argentina. For more information, see “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contractual Obligations.”

The table below sets out our sales broken down by business segment for the periods shown:

	2017		2016(3)		2015(2)
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	15,588	27.6%	15,698	34.5%	15,603	35.8%
Latin America West	9,238	16.4%	5,188	11.4%	4,079	9.4%
Latin America North	9,775	17.3%	8,461	18.6%	9,096	20.9%
Latin America South	3,363	6.0%	2,850	6.3%	3,331	7.6%
EMEA	10,344	18.3%	6,010	13.2%	4,128	9.5%
Asia Pacific	7,804	13.8%	6,074	13.3%	5,784	13.3%
Global Export and Holding Companies	332	0.6%	1,237	2.7%	1,582	3.6%

Total	56,444	100.0%	45,517	100.0%	43,604	100.0%

Notes:

(1)

Revenue is turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).

(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.
(3)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2017 Compared to the Year Ended 31 December 2016—Revenue” and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2016 Compared to the Year Ended 31 December 2015—Revenue.”

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 16.4% of consolidated volumes in 2017, 12.4% of consolidated volumes in 2016 and 9.6% of consolidated volumes in 2015. In terms of revenue, our non-beer activities generated 10.9% of consolidated revenue in 2017 compared to 9.0% in 2016 and 6.9% in 2015 based on our actual historical financial information for these periods.

	Beer(1)(3)			Non-Beer(4)			Consolidated
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Volume (million hectoliters)	513	438	413	100	62	44	613	500	457
Revenue(2) (USD million)	50,301	41,421	40,595	6,143	4,096	3,009	56,444	45,517	43,604

Notes:

(1)	Beer volumes and revenue include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe.
(2)	Revenue is turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).
(3)	The beer category includes flavored malt beverages, such as the Rita family of beverages and MixxTail.
(4)	The non-beer category includes soft drinks and certain other beverages.

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

Our brands are positioned across all of these categories. For example, a brand like Stella Artois generally targets the premium category across the globe, while a brand like Skol targets the core segment in Brazil and Natural Light targets the sub-premium category in the United States. We have a particular focus on core-to-premium categories but are also present in the value category where the market structure in a particular country necessitates this presence.

Our portfolio includes:

International Distribution

•	Beck’s, the world’s number one German beer, is renowned for uncompromising quality. It is brewed today, just as it was in 1873, with a rigorous brewing process and a recipe using only four natural ingredients. Beck’s adheres to the strictest quality standards of the German Reinheitsgebot (Purity Law). Beck’s is brewed in various countries, including the United States.

•	Budweiser is one of the top-selling beers in the United States. Globally, Budweiser volumes have grown every year since 2010, including growth of 2.3% in 2017. Budweiser sales outside the United States represented over 69% of global Budweiser volume in 2017, driven by strong growth in Asia, Brazil and Europe. Budweiser was a sponsor of the 2014 FIFA World Cup™ and will continue this sponsorship for the 2018 and 2022 FIFA World Cups™.

•	Castle Lager is popularly described as South Africa’s national beer, first brewed in Johannesburg in 1895, using local hops, creating a somewhat dry taste with bitterness and undertones of malt. Castle Lager is the official sponsor to several South African sporting associations, including the national football and cricket teams.

•	Castle Lite was first brewed in South Africa in 1994 with a mission to provide the coldest and most refreshing beer on the South African market. Today, it is an Africa-wide premium brand enjoyed in 11 countries and continues to innovate to keep its beer “extra cold.”

•	Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in more than 120 countries. In 2017, it was ranked number six in the BrandZ™ list of most valuable beer brands worldwide. We granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo beer brands in the 50 states of the United States, the District of Columbia and Guam, including Victoria, Modelo Especial, Pacifico and Negra Modelo.

•	Hoegaarden is a high-end Belgian wheat (or “white”) beer. Based on its brewing tradition dating back to 1445, Hoegaarden is top fermented and then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

•	Leffe, a rich, full-bodied beer that hails from Belgium, has the longest heritage in our beer portfolio and is available in over 70 countries worldwide.

•	Redd’s was originally launched in South Africa as a bold, crisp apple ale in 1996. It led South African Breweries’ efforts to compete in the cider category in South Africa. It is a golden liquid, with a fruity aroma of fresh red apples and citrus fruit, followed through with a crisp sweet taste on the palate. Redd’s is also available in Redd’s Dry, Redd’s Carnival Rosé, and Redd’s Bold Crisp.

•	Stella Artois is the number one Belgian beer in the world according to Plato Logic Limited and the world’s fourth most valuable beer brand according to Kantar’s BrandZ™ study, and is distributed in over 90 countries worldwide. As a premium lager with roots tracing back to 1366 in the town of Leuven, Belgium, its legacy of quality and elegance is reflected in its iconic chalice and nine-step pouring ritual. Top three markets for Stella Artois as of 2017 are the United States, the United Kingdom and Argentina, with expansion plans well under way in several new growth markets including Australia, South Africa and Mexico. In 2017, a new visual brand identity launched to premiumize packaging and retail assets.

North America

•	Bud Light is the best-selling beer in the United States and the leader in the premium light category. It is the official sponsor of the NFL (National Football League), with a sponsorship agreement most recently extended to 2022. In the United States, its share of the premium light category in 2017 was approximately 55%, more than the combined share of the next two largest brands (based on IRI estimates).

•	Michelob Ultra was rolled out nationally in the United States in 2002 and is estimated to be the number five brand by volume in the United States in 2017 according to IRI. Michelob Ultra was the fastest-growing beer brand in the United States between 2015 and 2017, according to IRI (based on share gains).

Latin America West

•	Modelo Especial is a full-flavored pilsner beer brewed with premium two-row barley malt for a slightly sweet, well-balanced taste with a light hop character and crisp finish. Brewed since 1925, it was created to be a “model” beer for all of Mexico and stands for pride and authenticity.

•	Victoria is a Vienna-style lager and one of Mexico’s most popular beers. Victoria was produced for the first time in 1865, making Victoria Mexico’s oldest beer brand.

•	Aguila is a classic Colombian beer and was first brewed in 1913.

•	Cristal is Peru’s leading beer, brewed since 1922. With a clean, crisp taste and dedication to quality, Cerveza Cristal is a favorite among Peruvians.

•	Pilsen Callao, first brewed 150 years ago in Peru, offers a clean and simple taste of a true Pilsner.

•	Poker is a Pilsner lager which has been enjoyed by Colombians for its traditional, bittersweet taste since 1929.

Latin America North

•	Antarctica is the third-most consumed beer in Brazil, according to Plato Logic Limited.

•	Brahma is the second-most consumed beer in Brazil, according to Plato Logic Limited. It is one of the Brazilian official sponsors of the 2018 FIFA World Cup™.

•	Skol is the leading beer brand in the Brazilian market, according to Plato Logic Limited. Skol has been a pioneer and innovator in the beer category, engaging with consumers and creating new market trends, especially with entertainment initiatives such as music festivals and as a sponsor of the Rio Olympics.

Latin America South

•	Quilmes is the leading beer in Argentina, according to AC Nielsen, and a national icon with its striped light blue and white label linked to the colors of the Argentine national flag and football team.

EMEA

•	Chernigivske is the market leader in Ukraine and a favorite beer brand among Ukrainians. It originates from the small ancient city of Chernihiv and will celebrate its 30th year anniversary in 2018.

•	Jupiler is the market leader in Belgium and the official sponsor of the most important Belgian professional football league, the Jupiler Pro League. It is also the sponsor of the Belgian national football team.

•	Klinskoye, which is our largest brand in Russia, originated near Moscow.

•	Sibirskaya Korona, first established as a local Siberian brand with proud Siberian values, has grown into a national premium brand sold throughout Russia.

•	Carling Black Label is South Africa’s biggest beer brand and the most awarded beer in the South African portfolio. It is brewed to provide consumers with distinctly aromatic, truly rewarding, full-flavored refreshment.

•	Flying Fish Premium Flavored Beer combines the pure refreshment of beer with added flavors – pressed lemon and green apple. With an easy drinking taste, Flying Fish offers something different for consumers looking to share new experiences, new flavors and new tastes at any occasion.

•	Hero, a Nigerian beer brewed using local sorghum and malted barley, reached sales of 2.2 million hectoliters in 2017.

•	Hansa Pilsener is brewed in true pilsener style, using Saaz hops, which are responsible for the brand’s unique hoppy aroma.

•	Kilimanjaro Premium Lager is named after Tanzania’s iconic Mount Kilimanjaro, the highest mountain in Africa. Launched in 1996, it boasts an easy drinking taste made from ingredients grown on the slopes of Mt. Kilimanjaro and nourished by the pure waters that flow from its ice-capped peak. It is light in color with medium 4.5 ABV and has a crisp refreshing taste.

•	Safari, first brewed in Tanzania in 1977, is a full-flavored, full-bodied beer with a rich golden color and taste that gave rise to a new era of beer brewing in Tanzania. From the very beginning, the brand established its roots as the masculine Tanzanian lager and today it is still the mainstream category leader inspiring young Tanzanian men to follow their paths.

Asia Pacific

•	Cass is the market leader in South Korea.

•	Sedrin is a strong regional brand that originated in China’s Fujian province.

•	Carlton Draught is a traditional, full-strength lager and Australia’s highest-selling tap beer.

•	Victoria Bitter was first brewed in the 1850s by the founder of Victoria Brewery. Today, it is brewed with a unique combination of ingredients, including Australian pale malt, the brewery’s own special yeast and “Pride of Ringwood” hops grown in Victoria and Tasmania.

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

We have continued to expand our global portfolio of non-alcoholic beverages, which currently houses over 15 brands. Brahma 0.0% is the number one non-alcoholic beer in Brazil, reaching over 78% market share in the non-alcoholic beer category in 2017, according to AC Nielsen. In 2017, Budweiser launched a non-alcoholic variant in China, the United Kingdom and Ukraine, as did Pacena in Bolivia and Castle Free in South Africa. Hoegaarden continues to expand its Radler solution, with the release of new flavors in 2017. See “—Beer” for more information.

Near Beer

Some of our recent innovations, which often involve other malt beverages, have stretched beyond typical beer occasions, such as the Rita family in the United States, Palm Bay and Mike’s Hard Lemonade in Canada, Victoria Chelada in Mexico and Flying Fish Chill in South Africa. These innovations are designed to grow the near beer category and improve our market share of alcoholic beverage categories other than beer by addressing changing consumer trends and preferences.

Non-Beer

Soft Drinks

While our core business is beer, we also have an important presence in the soft drink market. We have soft drink operations in Africa and Latin America, and our subsidiary Ambev has soft drinks operations in South America and the Caribbean. Soft drinks include both carbonated and non-carbonated soft drinks.

Our soft drinks business includes both our own brands and agreements with PepsiCo related to bottling and distribution of PepsiCo brands. Ambev has a long-term agreement with PepsiCo whereby it has been granted the exclusive right to bottle, sell and distribute certain PepsiCo brands in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea. Through our Latin America South operations, Ambev is also PepsiCo’s bottler for Argentina, Uruguay, Bolivia and Dominican Republic. In Panama, we also produce and bottle PepsiCo soft drinks under an exclusive bottling agreement and also bottle Schweppes soft drinks under license.

Apart from the bottling and distribution agreements with PepsiCo, Ambev also produces, sells and distributes its own soft drinks. Its main carbonated soft drinks brand is Guaraná Antarctica. In 2017, Fusion became the third-largest brand within the energy drink market in Brazil.

We also have interests in certain water-bottling and distribution businesses in Argentina, Brazil, Ecuador, El Salvador, Honduras, Mexico, Panama, Peru and throughout Africa.

In the United States, we sell Teavana and an energy drink called Hi Ball.

Other Alcoholic Beverages

We also have operations throughout Africa that produce relatively short-life traditional beer, brewed using sorghum under various brand names including Chibuku, Chibuku Super, Invelo and Nzagamba.

We have further interests in wines and spirits operations and distribution businesses in Australia, the Dominican Republic, Nigeria and Tanzania.

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

We are organized into seven business segments.

The business segments and their corresponding countries are:

•	North America: the United States and Canada;

•	Latin America West: Colombia, Ecuador, El Salvador, Honduras, Mexico and Peru;

•	Latin America North: Brazil, the Dominican Republic, Guatemala, Panama, St. Vincent, Cuba, Puerto Rico, Barbados, Dominica and the Caribbean;

•	Latin America South: Argentina, Uruguay, Chile, Paraguay and Bolivia;

•	EMEA: the United Kingdom, Ireland, France, Italy, Spain, Russia, Ukraine, Belgium, the Netherlands, Luxembourg, Germany, Switzerland, Austria, African Islands, Botswana, Ethiopia, Ghana, Kenya, Lesotho, Malawi, Mozambique, Namibia, Nigeria, South Africa, Swaziland, Tanzania, Uganda, and Zambia and export activities in Europe and Middle East;

•	Asia Pacific: Australia, China, India, Japan, New Zealand, South Korea, Vietnam and other South and Southeast Asian countries; and

•	Global Export and Holdings Companies.

The table below sets out our total volumes broken down by business segment for the periods shown:

	2017		2016(1)(2)		2015(1)
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	114	18.5%	117	23.4%	118	25.8%
Latin America West	111	18.1%	64	12.7%	44	9.6%
Latin America North	119	19.5%	118	23.6%	123	26.9%
Latin America South	34	5.6%	32	6.4%	34	7.4%
EMEA	132	21.5%	75	15.1%	45	9.8%
Asia Pacific	102	16.6%	92	18.4%	90	19.7%
Global Export and Holding Companies	1	0.2%	2	0.4%	3	0.7%

Total	613	100.0%	500	100.0%	457	100.0%

Notes:

(1)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2015 have been restated to reflect this allocation.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

On an individual country basis, our largest markets by volume listed, during the year ended 31 December 2017, in alphabetical order, were Argentina, Australia, Brazil, Canada, China, Colombia, El Salvador, Honduras, Mexico, Peru, Russia, South Africa, South Korea, the United Kingdom and the United States, with each market having its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well-placed to address changing consumer needs in the various categories (premium, core and value) within any given market.

4.	COMPETITION

We believe our largest competitors are Heineken, Carlsberg, CR SNOW and Molson Coors Brewing Company based on information from the Plato Logic Limited report for the calendar year 2016 (published in December 2017).

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

We have participated in this consolidation trend and grown our international footprint through a series of mergers and acquisitions, described in “—A. History and Development of the Company,” which include:

•	the acquisition of Beck’s in 2002;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the Anheuser-Busch Companies acquisition in November 2008;

•	the combination with Grupo Modelo in June 2013;

•	the reacquisition of Oriental Brewery in April 2014; and

•	the combination with SAB in October 2016.

The 10 largest brewers in the world in 2016 in terms of volume are as set out in the table below.

Rank	Name	Volume (million hectoliters)(1)
1	AB InBev	510.3
2	Heineken	228.8
3	Carlsberg	119.8
4	CR Snow	117.2
5	Molson Coors Brewing Company	96.5
6	Tsingtao (Group)	79.2
7	Asahi	70.1
8	Beijing Yanjing	45.0
9	Castel/BGI	30.2
10	Kirin	28.3

Note:

(1)	Source: Plato Logic Limited report for the calendar year 2016 (published in December 2017). Volumes are based on calculations on total volumes of majority-owned subsidiaries, also licenced brewing. Our own beer volumes for the year ended 31 December 2017 were 508 million hectoliters and were 434 million hectoliters for the year ended 31 December 2016. The above total for 2016 reflects a pro-forma adjustment performed by Plato Logic to account for the combination with SAB and therefore does not reflect our as-reported volumes for the year. Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

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

Yeast is a micro-organism that turns the sugar in the wort into alcohol and carbon dioxide. This process of fermentation takes 5 to 11 days, after which the wort finally becomes beer. Different types of beer are made using different strains of yeast and wort compositions. In some yeast varieties, the yeast cells rise to the top of the liquid at the end of fermentation. Ales and wheat beers are brewed with these “top-fermenting” yeast strains. Lagers are made using yeast strains that settle to the bottom of the liquid. Some special Belgian beers, called lambic or gueuze, use yet another method, where fermentation relies on spontaneous action by airborne yeasts.

During the maturation process, the liquid clarifies as yeast and other particles settle. Further filtering gives the beer more clarity. Maturation varies by type of beer and can take as long as three weeks, and then the beer is ready for packaging in kegs, cans or bottles.

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

We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017, for further details on commodities hedging.

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

Beverage Production Facilities

Our beverage production facilities comprised 238 breweries and/or non-beer plants as of 31 December 2017 spread across our regions. Of these 238 plants, 189 produced only beer and other alcoholic malt beverages, 14 produced only soft drinks and 35 produced beer, other alcoholic beverages and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer. This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our business segments (excluding Global Export and Holdings Companies) in 2017, the number of our beverage production plants (breweries and/or non-beer drink plants) as well as the plants’ overall capacity.

		2017 volumes(1)(4)(6)		Annual engineering capacity as of 31 December 2017(4)(6)
Business Segment	Number of plants as of 31 December 2017(4)(6)	Beer (khl)(2)	Non-Beer(3) (khl)	Beer (khl)(2)	Non-Beer(3) (khl)
North America	32	113,496	—	130,076	0
Latin America West	30	90,797	19,829	125,469	22,600
Latin America North	37	90,363	29,010	134,017	68,791
Latin America South	20	23,826	10,236	30,661	20,202
EMEA	63	91,285	40,407	135,505	5,133
Asia Pacific	56	101,986	—	166,632	42

Total(5)	238	511,735	99,482	722,359	116,767

Notes:

(1)	Reported volumes.
(2)	For purposes of this table, the beer category includes near beer beverages, such as the Rita family of beverages and MixxTail.
(3)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.
(4)	Excludes our joint ventures and assets where we are not the majority owner.
(5)	Excludes Global Export and Holding Companies with 2017 beer volumes of 1.3 million hectoliters.
(6)	Excludes the Green Field brewery under construction in Mexico Centro.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2017.

Type of plant / facility	Number of plants / facilities(1)	Countries in which plants / facilities are located(1)
Malt plants	23	Argentina, Brazil, Colombia, Ecuador, Mexico, Peru, Russia, South Africa, South Korea, Uganda, United States, Uruguay, Zambia
Rice / Corn grits mill	6	Argentina, Bolivia, Peru, United States
Farm and agriculture	7	Argentina, Brazil, China, Germany, United States, South Africa
Hop pellet plant	1	Argentina
Glass bottle plants	6	Brazil, Mexico, Paraguay, United States
Bottle cap plants	6	Argentina, Brazil, Colombia, Honduras, Mexico, South Africa
Label plants	3	Brazil, Colombia
Can plants	7	Bolivia, Mexico, United States
Can lid manufacturing plants	2	United States
Crown and closure liner material plant	1	United States
Soft drink concentrate plants	2	Brazil
Sand quarries	1	Mexico
Yeast plants	1	Brazil
Plastic Crates plants	1	Honduras
Other	1	United States

Total	68	—

Notes:

(1)	Excludes plants and facilities owned by joint ventures and assets where we are not the majority owner.

In addition to production facilities, we also maintain a geographical footprint in key markets through sales offices and distribution centers. Such offices and centers are opened as needs in the various markets arise.

Capacity Expansion

We continually assess whether our production footprint is optimized to support future customer demand. Through footprint optimization, adding new capabilities (such as plants, packaging lines or distribution centers) to our footprint not only allows us to boost production capacity, but the strategic location often also reduces distribution time and costs so that our products reach consumers rapidly, efficiently and at a lower total cost. Conversely, footprint optimization can lead to divesting of some assets, such as reducing some production and distribution capabilities as needed to maintain the most optimal operational network.

For example, in 2017, we invested in additional brewing, packaging and distribution capacities in multiple countries including China, Vietnam, Colombia, South Africa, Mexico, the U.S., Argentina, Dominican Republic, Brazil, Nigeria and Belgium to meet our future demand expectations in these countries or for export volumes.

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

Some of our breweries have warehouses that are attached to their production facilities. In places where our warehouse capacity is limited, external warehouses are rented. We strive to centralize fixed costs, which has resulted in some plants sharing warehouse and other facilities with each other.

Where it has been implemented, the VPO program has had a direct impact on our logistics organization, for example, in respect of safety, quality, environment, scheduling, warehouse productivity and loss-prevention actions.

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

The distribution of beer, other alcoholic beverages and non-beer drinks varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets, brewers distribute directly to customers (for example, in Belgium). In other markets, wholesalers may play an important role in distributing a significant proportion of beer to customers either for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler), or because of historical market practice (for example, in China, Russia and Argentina). In some instances, we have acquired third-party distributors to help us self-distribute our products, as we have done in Brazil and Mexico.

The products we brew in the United States are sold to 440 wholesalers with the exclusive right to carry our products within a designated territory, for resale to retailers, with some entities owning more than one wholesalership. As of the end of 2017, we owned 17 of these wholesalers and have ownership stakes in another three of them. The remaining wholesalers are independent businesses. In certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. In certain markets, we also distribute the products of other brewers.

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

We seek to provide media advertising, point-of-sale advertising and sales promotion programs to promote our brands. Where relevant, we complement national brand strategies with geographic marketing teams focused on delivering relevant programming addressing local interests and opportunities.

8.	LICENSING

In some markets, we may enter into license agreements or, alternatively, international distribution and/or importation agreements, depending on the best strategic fit for each particular market. License agreements entered into by us grant the right to third-party licensees to manufacture, package, sell and market one or several of our brands in a particular assigned territory under strict rules and technical requirements. In the case of international distribution and/or importation agreements, we produce and package the products ourselves while the third party distributes, markets and sells the brands in the local market.

We have entered into a number of licensing, distribution and importation agreements relating to our brands, including the following:

•	Stella Artois is licensed to third parties in various countries including Algeria, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Israel, Kosovo, Montenegro, New Zealand, Romania, Serbia and Slovakia, while Beck’s is licensed to third parties in Algeria, Bosnia and Herzegovina, Bulgaria, Croatia, Hungary, Kosovo, Montenegro, New Zealand, Romania, Serbia, Slovakia and Tunisia, and an existing license for Beck’s is being renegotiated in Turkey.

•	Budweiser is brewed and sold in Japan through a license and distribution agreements with Kirin Brewery Company, Limited. A licensing agreement allows Diageo Ireland to brew and sell Budweiser and Bud Light in the Republic of Ireland, and Diageo Northern Ireland has the right to sell Budweiser in Northern Ireland. Budweiser is also brewed under license and sold by Heineken in Panama. Compañía Cervecerías Unidas, a subsidiary of Compañía Cervecerías Unidas S.A., a leading Chilean brewer, brews and distributes Budweiser in Argentina through a subsidiary. For more information, see “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contractual Obligations.” We also sell various brands, including Budweiser, by exporting from our license partners’ breweries to other countries.

•	The Corona beer brand is perpetually licensed to a subsidiary of Constellation Brands, Inc. for production in Mexico and marketing and sales in 50 states of the United States, the District of Columbia and Guam.

•	Aguila, Castle Lager, Sheaf Stout, Victoria Bitter, Crown Lager, Pure Blonde, Carlton Draught, Carlton Dry, Cusqueña, Cristal, Foster’s, Redd’s, Cascade Brewery Company products, Matilda Bay Brewing Company products and certain other brands are perpetually licensed to Molson Coors Brewing Company in the 50 states of the United States, the District of Columbia and Puerto Rico. We have retained rights to brew and distribute these beers outside of the United States, the District of Columbia and Puerto Rico.

We also manufacture and distribute other third-party brands, such as Kirin in the United States and Molson Coors Brewing Company’s brand Staropramen in Russia and Ukraine. Ambev, our listed Brazilian subsidiary, and some of our other subsidiaries have entered into manufacturing and distribution agreements with PepsiCo. Major brands that are distributed under this agreement are Pepsi, 7UP and Gatorade. See “—2. Principal Activities and Products—Non-Beer—Soft Drinks” for further information in this respect. Ambev also has a license agreement with us which allows it to exclusively produce, distribute and market Budweiser and Stella Artois in Brazil and Canada. Ambev also distributes Budweiser in Paraguay, Guatemala, the Dominican Republic, El Salvador, Nicaragua, Uruguay and Chile and Corona in Argentina, Bolivia, Paraguay, Uruguay, Chile, Guatemala, El Salvador, Panama, Nicaragua and Canada.

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

Our brand portfolio consists of three global brands (Budweiser, Corona and Stella Artois), our multi-country brands (Beck’s, Castle Lager, Castle Lite, Hoegaarden and Leffe), and many “local champions” (Jupiler, Skol, Quilmes, Bud Light, Modelo Especial, Aguila, Pilsen, Hero, Mosi, Kilimanjaro and Harbin, to name but a few). We believe this robust brand portfolio provides us with strong growth and revenue opportunities and, coupled with a powerful range of premium brands, positions us well to meet the needs of consumers in each of the markets in which we compete. For further information about our brands, see “—2. Principal Activities and Products—Beer.”

We seek to constantly strengthen and develop our brand portfolio through enhancement of brand quality, marketing and product innovation. Our marketing team therefore works together closely with our research and development team (see “—10. Intellectual Property; Innovation; Research and Development” for further information).

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

We own the rights to our principal brand names and trademarks in perpetuity for the main countries where these brands are currently commercialized (with the exception of the Modelo beer brands and certain former SAB brands licensed in the United States as described under “—8. Licensing” above).

10.	INTELLECTUAL PROPERTY; INNOVATION; RESEARCH AND DEVELOPMENT

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

Intellectual Property

Our intellectual property portfolio mainly consists of trademarks, patents, registered designs, copyrights, know-how and domain names. This intellectual property portfolio is managed by our internal legal department, in collaboration with a selected network of external intellectual property advisers. We place importance on achieving close cooperation between our intellectual property team and our marketing and research and development teams. An internal stage gate process promotes the protection of our intellectual property rights, the swift progress of our innovation projects and the development of products that can be launched and marketed without infringing any third-party’s intellectual property rights. A project can only move on to the next step of its development after the necessary verifications (for example, availability of trademark, existence of prior technology/earlier patents and freedom to market) have been carried out. This internal process is designed to ensure that financial and other resources are not lost due to oversights in relation to intellectual property protection during the development process.

Our patent portfolio is carefully built to gain a competitive advantage and support our innovation and other intellectual assets. We currently have more than 160 pending and granted patent families, each of which covers one or more technological inventions. This means we have or are seeking to obtain patent protection for more than 165 different technological inventions. The extent of the protection differs between technologies, as some patents are protected in many jurisdictions, while others are only protected in one or a few jurisdictions. Our patents may relate, for example, to brewing processes, improvements in production of fermented malt-based beverages, treatments for improved beer flavor stability, non-alcoholic beer development, filtration processes, beverage-dispensing systems and devices, can manufacturing processes, beer packaging or novel uses for brewing materials and disruptive technologies.

We license in limited technology from third parties. We also license out certain of our intellectual property to third parties, for which we receive royalties.

Innovation, Research and Development

Given our focus on innovation, we place a high value on research and development (“R&D”). In 2017, we spent USD 276 million (USD 244 million in 2016 and USD 207 million in 2015) on research. The spend focused on product innovations, market research, as well as process optimization and product development.

Our innovation strategy is translated into our R&D priorities, which consist of breakthrough innovation, incremental innovation and renovation (that is, updates and enhancements of existing products and packages). The main goal for the innovation process is to provide consumers with better products and experiences. This includes launching new liquids, new packaging and new dispensing systems that deliver better performance, both for the consumer and in terms of financial results, by increasing our competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different beverage categories and the choice of beverages increasing, our R&D efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and malt beverages and developing consumer solutions (products) that better address consumer needs and deliver better experiences. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to our R&D efforts.

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

The Global Innovation and Technology Center, located in Leuven, Belgium, accommodates the Product, Packaging, Raw Material, Process and Dispense Development teams and has facilities such as Labs, Experimental Brewery and Sensory Analysis. In addition to the Global Innovation and Technology Center, we also have Product, Packaging and Process development teams located in each of our geographic regions focusing on the short and medium term development and implementation needs of such regions.

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Certain of our operations depend on independent distributors or wholesalers to sell our products, and we may be unable to replace distributors or acquire interests in wholesalers or distributors. In addition, we may be adversely impacted by the consolidation of retailers,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Negative publicity, perceived health risks and associated government regulation may harm our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operations in Cuba may adversely affect our reputation and the liquidity and value of our securities” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

Production, advertising, marketing and sales of alcoholic beverages are subject to various restrictions around the world, often based on health considerations related to the misuse or harmful use of alcohol. These range from a complete prohibition of alcohol in certain countries and cultures through the prohibition of the import of alcohol, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for advertising alcohol products, and in other countries, television advertising, while permitted, is carefully regulated. Media restrictions may constrain our brand building and innovation potential. Labeling of our products is also regulated in certain markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to the risks of misusing alcohol products, including beer, have also become prevalent in recent years. Introduction of smoking bans in pubs and restaurants may have negative effects on on-trade consumption (that is, beer purchased for consumption in a pub or restaurant or similar retail establishment), as opposed to off-trade consumption (i.e., beer purchased at a retail outlet for consumption at home or another location). We believe that the regulatory environment in most countries in which we operate is becoming increasingly stringent with respect to health issues and expect this trend to continue in the future.

The distribution of our beer and other alcoholic beverage products may also be regulated. In certain markets, alcohol may only be sold through licensed outlets, varying from government- or state-operated monopoly outlets (e.g., in the off-trade channel of certain Canadian provinces) to the common system of licensed on-trade outlets (e.g., licensed bars and restaurants) which prevails in many countries (e.g., in much of the European Union). In the United States, states operate under a three-tier system of regulation for beer products from brewer to wholesaler to retailer, meaning that we usually work with licensed third-party distributors to distribute our products to the points of sale.

In the United States, both federal and state laws generally prohibit us from providing anything of value to retailers, including paying slotting fees or (subject to exceptions) holding ownership interests in retailers. Some states prohibit us from being licensed as a wholesaler for our products. State laws also regulate the interactions among us, our wholesalers and consumers by, for example, limiting merchandise that can be provided to consumers or limiting promotional activities that can be held at retail premises. If we violate applicable federal or state alcoholic beverage laws, we could be subject to a variety of sanctions, including fines, equitable relief and suspension or permanent revocation of our licenses to brew or sell our products.

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

We are subject to antitrust and competition laws in the jurisdictions in which we operate and may be subject to regulatory scrutiny in certain of these jurisdictions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, in connection with our previous acquisitions, various regulatory authorities have previously imposed conditions with which we are required to comply.”

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 18 per barrel (equivalent to approximately 117 liters) of beer sold for consumption in the United States. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase the federal excise tax as well as the excise taxes in some states. In recent years, a number of countries have adopted proposals to increase beer excise taxes. Rising excise duties can drive up our pricing to the consumer, which in turn could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to adverse changes in taxation.”

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

We self-insure most of our insurable risk. However, we do purchase insurance for directors’ and officers’ liability and other coverage where required by law or contract or where considered to be in our best interest. Under the Co-operation Agreement (as defined herein), we have procured the provision of directors’ and officers’ liability insurance for former directors and officers of SAB for a period of six years following the completion of the combination with SAB. We maintain a comprehensive approach to insurable risk, which is mainly divided in two general categories:

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

Through our reach, resources and energy, we are addressing the needs of our communities through:

•	Improving environmental & community sustainability;

•	Promoting smart drinking;

•	Increasing workplace safety; and

•	Business ethics.

Improving environmental & community sustainability

We depend on natural resources to brew our beers and strive to use resources responsibly and preserve them for the future. That is why we factor sustainability into how we do business, including how we source energy and raw materials. We develop innovative programs across our supply chain to improve our sustainability performance with our business partners. To improve lives in the communities we are part of, we also support the farmers and small retailers in our value chain to help them be more productive. To facilitate progress, we combined our sustainability and procurement activities under a single function led by a member of our Executive Board of Management (EBM).

Helping entrepreneurial small businesses grow and thrive

As part of our commitment to help communities thrive, we have a responsibility to help the small businesses in our supply chain. From the suppliers that help power our production to the retailers that connect with our consumers every day, small businesses play a vital role as an engine of economic growth and employment. They are critical to the success of our business operations.

We value our relationships with our small business partners and recognize the challenges many face in sustaining and growing their operations, such as limited business skills and the need for affordable financial services and infrastructure. As their business partner, we believe we can help them address these barriers to unlock their entrepreneurial potential and enable us to grow together.

In 2017, we evolved our small retailer development program to holistically focus on business skills, financial inclusion and infrastructure development. Aligned to this, we launched the Creciendo por un Sueño (“Growing by a Dream”) program to empower 80,000 women-run small retailers in Colombia, Peru and Ecuador with access to business skills training and affordable financial services to help improve their livelihoods and business operations.

In 2017, South African Breweries launched an entrepreneurship program with an ambitious goal to create 10,000 jobs over five years. Working in partnership with NGOs, government and the private sector, the program supports entrepreneurs to develop and grow their business, and offers opportunities for them to become part of South African Breweries’ supply chain. The initiative aims to contribute to South Africa’s national agenda of growing the economy through jobs and offer tailored support for youth and women.

SmartBarley

About half of our malt barley is locally sourced to reduce the risk of supply chain disruption and exposure to currency volatility, while boosting rural economies and strengthening agriculture. We developed our SmartBarley program to cultivate quality, local barley by accelerating innovations that can improve crop productivity and enhance grower livelihoods. Since 2014, over 5,000 farmers have participated in this program across 12 countries.

Supporting Smallholder Farmers

Agriculture is a critical source of income and livelihoods in a number of markets in Africa. In Uganda, Eagle Lager is an affordable, locally produced beer brewed with sorghum, traditionally a subsistence crop. By developing a new beer brand and value chain using locally grown sorghum, we have been helping to create a secure income stream for smallholder farmers. Eagle Lager’s market share has grown significantly and now accounts for more than half of our volumes in Uganda.

Buy A Lady A Drink

The Stella Artois Buy A Lady A Drink initiative, launched in 2015 in partnership with Water.org, challenges consumers to be the generation that ends the global water crisis. Each purchase of a limited-edition Stella Artois chalice helps provide one woman in the developing world with five years of clean water. To date, Stella Artois has helped Water.org provide more than 1 million people in the developing world with access to clean water through the sale of more than 500,000 Limited-Edition Chalices and by directly donating more than USD 8 million to Water.org.

Watershed Protection

We continue to scale our water stewardship efforts by engaging in watershed protection measures, in partnership with local stakeholders, in high-stress areas across Argentina, Bolivia, Brazil, China, Colombia, Mexico, Peru, South Africa, the United States and Zambia. Together with local authorities, other water users, and non-governmental organizations like the World Wildlife Fund and The Nature Conservancy, we have devoted financial and technical resources to green infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts, and soil conservation techniques. Through these initiatives, we seek to increase water security and improve water quality and availability for our communities and operations.

Renewable Energy

We are one of the world’s largest corporate buyers of electricity, a member of the RE100 and we are committed to a plan to significantly increase our use of renewable energy in our breweries and vertical operations to reduce our carbon emissions and long-term energy cost, improve air quality and create jobs in the renewable energy industry. In December 2016, we signed a contract to acquire 100% of our purchased electricity needs from wind power in our Mexico breweries and vertical operations plants by April 2019. In September 2017, we announced an agreement with Enel Green Power where we committed to purchasing as much renewable electricity as is used to brew more than 20 billion 12-ounce servings of beer.

Recycling

We are driving and protecting the circular economy of our industry by increasing the amount of reused or recycled materials in our packaging and recovering more post-consumer waste. We aim to work with partners, suppliers and retailers across our value chain in this effort. Packaging, such as returnable glass bottles, is an important component of this effort, and increasing recycling, recovery and reuse also helps avoid loss of value.

Global Environment Goals

In 2013, we announced seven global goals that focus on operational efficiencies and key areas outside the brewery walls that are vital to our business and our stakeholders. We added an additional goal focused on logistics in 2014. In 2017, we achieved the last of our eight environmental goals we set for ourselves, but our work is ongoing. The global environmental goals achieved between 2013 and 2017 are:

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

We take a multifaceted approach that includes applying a mix of operational changes and technological solutions, building effective partnerships and having a sustainability-focused mindset, underscored by strong teamwork, in order to help reduce the use of water in our direct operations, to help protect watersheds that serve our breweries and local communities and to help improve water management in our barley supply chain.

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

Promoting smart drinking

Part of our dream for a better world is aspiring to make every experience with beer a positive one. Through our Global Smart Drinking Goals, launched in 2015, we aim to reduce the harmful use of alcohol and foster a culture of smart drinking and road safety globally. We are aligned with the World Health Organization’s global target of a 10% or greater reduction in the harmful use of alcohol by 2025, as well as with this area of focus within the UN Sustainable Development Goals.

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

With this as our vision, in 2015 we launched our new set of Global Smart Drinking Goals (2015–2025), which focus on two key areas: changing behaviors through social norms and empowering consumers through choice.

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

We are aligned with the World Health Organization’s global target of a 10% or greater reduction in the harmful use of alcohol by 2025, as well as with this area of focus within the UN Sustainable Development Goals.

As part of the City Pilot Initiative of the Global Smart Drinking Goals, launches were held in the communities of Zacatecas, Mexico; Leuven, Belgium; Jiangshan, China; Brasilia, Brazil and Columbus, Ohio (United States). A new city in South Africa will be the sixth city to join the initiative, and will be confirmed in 2018. Additional specific information related to progress on our Global Smart Drinking Goals will be communicated annually in our Annual Report, and on our website.

These cities were chosen based on a combination of factors, including: our strong presence; evidence suggesting an acute need; the presence of the political will necessary to implement the programs; and the presence of local organizations with relevant technical expertise. To help measure progress and report on our impact, in 2016 we began independent baseline studies for these cities, measuring current alcohol use and attitudes toward drinking. We are combining our research with public-private partnerships to help find, test and measure effective interventions. If successful, we will introduce these methodologies in more markets.

After our combination with SAB we expanded our Global Smart Drinking Goals and went beyond six pilot cities. In 2017, we launched targeted intervention programs in three additional cities: El Alto, Bolivia; Bogota, Colombia and Gurugram, India.

To further advance our Global Smart Drinking Goals, we established the AB InBev Foundation in 2017. The Foundation focuses on four areas: supporting transparent and verifiable monitoring and evaluation of our Global Smart Drinking Goals; supporting implementation of our City Pilots program with science-based interventions and technical advice; promoting the education of health care professionals; and advancing alcohol health literacy as one way to reduce harmful alcohol consumption. The AB InBev Foundation works with a technical advisory group of experts to ensure that the programs and initiatives launched in support of our goals are credible, impactful and shared globally. The AB InBev Foundation has a Board of Directors that has a majority of independent members, and that works with a technical advisory group of experts to ensure that the programs and initiatives launched in support of our goals are credible, impactful and shared globally.

Investing in road safety

Around the world, we invest in innovative programs to improve road safety and reduce injuries and fatalities from traffic accidents. This work is aligned with UN Sustainable Development Goals 3 (Good Health and Well-Being), 11 (Sustainable Cities and Communities), and 17 (Partnerships for the Goals).

Safe roads are also a high priority for governments and advocacy groups, and we are strengthening the impact of our efforts through partnerships. These include our leadership in Together for Safer Roads (“TSR”), a private-sector coalition focused on safer companies and fleets, addressing local road safety challenges, data collection and management and advocacy and thought leadership.

Within our operations, we have made significant investments in our fleet technology and driver training to improve road safety performance, which in turn improves community safety.

Increasing workplace safety

We are committed to doing everything possible to create a safe work environment. We encourage employees and contractors to follow safe practices and make healthy choices in our workplaces and local communities.

Business ethics

Our leaders set the tone for our company. We expect them to deliver results and to inspire our colleagues through passion for brewing and a sense of ownership. Most importantly, we never take shortcuts. Integrity, hard work, quality and responsibility are essential to our growth.

Our People

It takes great people to build a great company. That is why we focus on attracting and retaining the best talent. Our approach is to enhance our people’s skills and potential through education and training, competitive compensation and a culture of ownership that rewards people for taking responsibility and producing results. Our ownership culture unites our people, providing the necessary energy, commitment and alignment needed to pursue our Dream of Bringing People Together for a Better World.

Having the right people in the right roles at the right time—aligned through a clear goal-setting and rewards process—improves productivity and enables us to continue to invest in our business and strengthen our social responsibility initiatives.

Acting in our communities

Volunteering is one of the best ways to bring people together for a better world. In communities around the world—both large and small—our people are passionate about helping communities to grow and prosper. We encourage these efforts through regional and global volunteering initiatives that are often also open to our families, friends, partners and consumers.

One key global program is Global Be(er) Responsible Day, which in 2017 engaged more than 60,000 colleagues worldwide to promote awareness about smart drinking. Together, we spread smart drinking messages to more than 162,000 consumers on one day through direct interactions. This helped generate over 100 million social media impressions, and engaged with more than one million of our points of consumption, retailers and wholesalers throughout the month of September.

Our local teams also organized their own volunteering efforts. In Mexico, 36,803 colleagues, and an additional 147,212 non-employee volunteers, took part in our Voluntarios Modelo program, which won a UN Global Compact Award.

Supporting disaster response

In 2017, hurricanes, floods, earthquakes, wildfires and other natural disasters struck with great force and frequency in many countries. We supported disaster relief and recovery efforts, including through water donations, funds for reconstruction, equipment, fuel and other assets, and volunteering. In Mexico, we provided more than 400 company trucks to transport donated food and supplies after September’s magnitude 7.1 earthquake. We also donated the proceeds from the sale of 3 million limited-edition Corona bottles. In the US, we halted the production of beer to produce and donate more than 2.9 million cans of water to affected areas through our partnership with the American Red Cross.

C. ORGANIZATIONAL STRUCTURE

Anheuser Busch InBev SA/NV is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2017) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC	Delaware, U.S.A.	100%	100%
One Busch Place
St. Louis, MO 63118
Ambev S.A.	Brazil	61.9%	61.9%
Rua Dr. Renato Paes de Barros 1017
3° Andar Itaim Bibi
São Paulo, Brazil
Cervecería Modelo de México, S. de R.L. de C.V.	Mexico	100%	100%
Javier Barros Sierra No. 555 Piso 3
Zedec Santa Fe, 01210 Mexico City, Mexico
ABI SAB Group Holding Limited	United Kingdom	100%	100%
AB InBev House, Church Street West
Woking GU21 6HT, United Kingdom

For a more comprehensive list of our most important financing and operating subsidiaries, see note 37 of our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

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

The following is a review of our financial condition and results of operations as of 31 December 2017 and 2016, and for the three years ended 31 December 2017, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

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

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2017, 2016 and 2015 are described below. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 included in this Form 20-F.

Grupo Modelo Combination

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

Acquisition of SAB

On 11 November 2015, the board of former AB InBev and the board of SAB announced that they had reached an agreement on the terms of the combination with SAB.

The combination with SAB was implemented through a series of steps, including the acquisition of SAB by Newbelco, a newly incorporated Belgian company formed for the purposes of the combination with SAB, and completed on 10 October 2016. During the final step of the combination with SAB, former AB InBev merged into Newbelco (the “Belgian Merger”) so that, following completion of the combination with SAB, Newbelco, now named Anheuser-Busch InBev SA/NV, became the new holding company for the Combined Group.

Under the terms of the combination with SAB, each SAB shareholder was entitled to receive GBP 45.00 in cash in respect of each SAB share. The combination with SAB also included a partial share alternative (the “Partial Share Alternative”), under which SAB shareholders could elect to receive GBP 4.6588 in cash and 0.483969 Restricted Shares in respect of each SAB share in lieu of the full cash consideration to which they would otherwise be entitled under the combination with SAB (subject to scaling back in accordance with the terms of the Partial Share Alternative).

The Partial Share Alternative was limited to a maximum of 326,000,000 Restricted Shares and GBP 3,138,153,064 in cash, which was available for approximately 41.6% of the SAB shares. Altria and BEVCO Ltd. (“BEVCO”), which held in aggregate approximately 40% of the ordinary share capital of SAB, gave irrevocable undertakings to us to elect for the Partial Share Alternative in respect of their entire beneficial holdings in SAB.

The combination with SAB was implemented through a series of equity reorganizations:

•	On 6 October 2016, Newbelco issued 163,276,737,100 ordinary shares (“Initial Newbelco Shares”) to SAB shareholders through a capital increase of EUR 85,531 million (equivalent to GBP 75.4 billion), as consideration for 1,632,767,371 ordinary shares of SAB pursuant to a U.K. law court-sanctioned scheme of arrangement between SAB and the applicable shareholders of SAB under Part 26 of the United Kingdom Companies Act 2006 (the “U.K. Scheme”).

•	Former AB InBev then made a voluntary cash tender offer pursuant to the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids, for all the Initial Newbelco Shares issued in the U.K. Scheme (the “Belgian Offer”), pursuant to which former AB InBev acquired 102,890,758,014 Initial Newbelco Shares tendered into the Belgian Offer.

•

Based on the terms of the U.K. Scheme, all Initial Newbelco Shares not tendered to former AB InBev in the context of the Belgian Offer (i.e. 60,385,979,086 Initial Newbelco Shares) were reclassified into 325,999,817 Restricted Shares, in accordance with the mechanism by which any Initial Newbelco Shares that were retained after closing of the Belgian Offer were automatically reclassified and consolidated. The Restricted Shares are unlisted, not admitted to trading on any stock exchange and are subject to, among other things, restrictions on transfer until converted into Ordinary Shares. Except in limited circumstances, the Restricted Shares will only be convertible at the election of the holder into new Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of completion of the combination with SAB. From completion of the combination with SAB, such Restricted Shares will rank equally with the Ordinary Shares with respect to dividends and voting rights. Following completion of the combination with SAB, AB InBev acquired 105,246 SAB shares from option holders that had not exercised their option rights prior to the completion of the combination with SAB for a total consideration of EUR 5 million and now owns 100% of SAB shares.

•	After the Belgian Offer and, upon completion of the Belgian Merger, all shares acquired by former AB InBev in the Belgian Offer were canceled except for the equivalent of 85,000,000 Ordinary Shares, which were retained by Newbelco and held as treasury after completion of the Belgian Merger, as decided by the general meeting of Newbelco in the notarial deed approving the merger of former AB InBev into Newbelco and in accordance with the Belgian Companies Code.

•	As a result of the Belgian Merger, the share premium was reduced by EUR 52,522 million (USD 58,510 million) against undistributable reserves, EUR 44,485 million (USD 49,556 million) of such reserves were canceled upon cancellation of the shares acquired by AB InBev in the Belgian Offer, and EUR 8,037 million (USD 8,953 million) undistributable reserves remained outstanding against the 85,000,000 treasury shares in accordance with the Belgian Companies Code.

•	After the merger, the capital and share premium of Newbelco were further reorganized. Newbelco’s share capital was reduced by EUR 8,553 million (USD 9,528 million) and its issue premium account was reduced by EUR 24,456 million (USD 27,244 million) to create distributable reserves of EUR 33,009 million (USD 36,772 million) as decided by the general meeting of Newbelco in the notarial deed approving the Belgian Merger and in accordance with the Belgian Companies Code. Each such step became effective simultaneously with the Belgian Merger and completion of the combination with SAB.

On 10 October 2016, we announced the completion of the Belgian Merger and the successful completion of the combination with SAB.

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

In connection with the combination with SAB, shares in former AB InBev were delisted from Euronext Brussels, the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. Our Ordinary Shares were admitted to listing and trading on Euronext Brussels, the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores at the opening of business in each market on 11 October 2016. In addition, ADSs trading on the New York Stock Exchange, each of which used to represent one Ordinary Share of former AB InBev, now each represent one of our Ordinary Shares, effective as of the opening of business in New York on 11 October 2016.

We now own 100% of the SAB shares; our share capital amounts to EUR 1,238,608,344 and is represented by 2,019,241,973 shares without nominal value, of which 85,541,785 are held in treasury by AB InBev and its subsidiaries. All of our shares are Ordinary Shares, except for 325,999,817 Restricted Shares.

In accordance with IFRS, the combination with SAB was considered for accounting purposes as a reverse acquisition, by operation of which Newbelco legally absorbed the assets and liabilities of former AB InBev. As a consequence, the legal acquirer (Newbelco) was considered the accounting acquiree and the legal acquiree (former AB InBev) is considered the accounting acquirer. Therefore, the consolidated financial statements represent the continuation of the financial statements of former AB InBev. The assets and liabilities of former AB InBev remained recognized at their pre-combination carrying amounts.

The SAB purchase consideration is calculated as follows:

	Newbelco number of shares	Newbelco valuation in million pound sterling	Newbelco valuation in million euro
Tender offer (cash consideration)	102,890,758,014	46,301	52,522
Converted to Restricted Shares	60,385,979,086	29,099	33,009	(i)

	163,276,737,100	75,400	85,531

Total equity value at offer in euro			85,531
Purchase from option holders in euro			5

Total equity value in euro			85,536
Total equity value in U.S. dollar			95,288
Foreign exchange hedges and other in U.S. dollar			7,848	(ii)

Purchase consideration in U.S. dollar			103,136
Add: fair market value of total debt assumed in U.S. dollar			11,870
Less: total cash acquired in U.S. dollar			(1,198)

Gross purchase consideration in U.S. dollar			113,808

Notes

(i)	The Restricted Share valuation is based on the valuation of the Newbelco shares that were not tendered into the Belgian Offer and has regard to the share price of former AB InBev on the day of the closing of the combination with SAB, adjusted for the specificities of the Restricted Shares in line with fair value measurement rules under IFRS.
(ii)	During 2015 and 2016, we entered into derivative foreign exchange forward contracts, as well as other non-derivative items also documented in a hedge accounting relationship, in order to economically hedge against exposure to changes in the U.S. dollar exchange rate for the cash component of the purchase consideration in pound sterling and South African rand. Although these derivatives and non-derivative items were considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules. Since inception of the derivative contracts in 2015 and upon the completion of the combination with SAB, USD 12.3 billion negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which USD 7.4 billion qualified for hedge accounting and was, accordingly, allocated as part of the consideration paid. The settlement of the portion of the derivatives that did not qualify as hedge accounting was classified as cash flow from financing activities in the consolidated cash flow statement.

We financed the cash consideration of the combination with SAB with USD 18.0 billion drawn down under a USD 75.0 billion Senior Facilities Agreement dated 28 October 2015 (the “2015 Senior Facilities Agreement”), together with the excess liquidity resulting from the issuance of bonds in 2016. See “—G. Liquidity and Capital Resources” and note 24 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for more information.

The transaction costs incurred in connection with the combination with SAB, which include transaction taxes, advisory, legal, audit, valuation and other fees and costs, amounted to approximately USD 1.0 billion. In addition we incurred approximately USD 0.7 billion of costs in connection with the transaction-related financing arrangements.

On 11 October 2016, we completed the sale of SAB’s interest in MillerCoors LLC (a joint venture in the United States and Puerto Rico between Molson Coors Brewing Company and SAB) and in the Miller Global Brand Business to Molson Coors Brewing Company. The total transaction was valued at USD 12 billion, subject to a downward purchase price adjustment. We set up a provision of USD 330 million as part of the opening balance sheet related to the purchase price adjustment. The parties entered into a settlement agreement on 21 January 2018 for USD 330 million of which USD 328 million constitutes the purchase price adjustment amount.

On 11 October 2016, we completed the sale of SAB’s Peroni, Grolsch and Meantime brand families and their associated business (excluding certain rights in the United States) to Asahi. The offer valued the Peroni, Grolsch, and Meantime brand families and associated businesses in Italy, the Netherlands, the United Kingdom and internationally at EUR 2,550 million on a debt free/cash-free basis.

On 11 October 2016, we completed the sale of 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which previously owned 51% of CR Snow. The transaction valued SAB’s 49% stake in CR Snow at USD 1.6 billion.

On 31 March 2017, we completed the sale of SAB’s assets in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) to Asahi Group Holdings, Ltd. for EUR 7.3 billion.

On 12 April 2017, we completed the sale of our interests in Distell Group Limited (“Distell”) (comprised of 58,674,000 ordinary shares or approximately 26.4% of Distell’s issued share capital) to the Public Investment Corporation (SOC) Limited, acting on behalf of the Government Employees Pension Fund.

In 2017, we completed the purchase price allocation to the individual assets acquired and liabilities assumed as part of the combination with SAB, including the allocation of goodwill to the different business units, in compliance with IFRS 3 Business Combinations. The combination with SAB resulted in the recognition of USD 72.4 billion of goodwill allocated primarily to the businesses in Colombia, Ecuador, Peru, Australia, South Africa and other African, Asia Pacific and Latin American countries. The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings, employee benefits, other assets and liabilities and non-controlling interests was based on our best estimate of fair value with input from independent third parties.

The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for cost synergies expected to be achieved in SAB. Our assessment of the future economic benefits supporting recognition of this goodwill is in part based on expected savings through the implementation of best practices such as, among others, a zero based budgeting program and initiatives that are expected to bring greater efficiency and standardization, generate cost savings and maximize purchasing power. Goodwill also arises due to the recognition of deferred tax liabilities in relation to the preliminary fair value adjustments on acquired intangible assets for which the amortization does not qualify as a tax deductible expense. None of the goodwill recognized is deductible for tax purposes.

See also notes 6 and 14 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

Completion of the disposal of CCBA

On 4 October 2017, we announced the completion of the transition of our 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”) for USD 3.15 billion, after customary adjustments. We stopped consolidating CCBA in our consolidated financial statements as of that date.

CCBA, the largest Coca-Cola bottler in Africa, was formed in 2016 through the combination of the African non-alcohol ready-to-drink bottling interests of SAB, The Coca-Cola Company and Gutsche Family Investments. It includes the countries of South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte, and Comoros.

Following completion, CCBA will remain subject to the agreement reached with the South African Government and the South African Competition Authorities on several conditions, all of which were previously announced. In addition, together with The Coca-Cola Company, we continue to work towards finalizing the terms and conditions of the agreement for The Coca-Cola Company to acquire our interest in, or the bottling operations of, our businesses in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador, and Honduras. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions.

Other Acquisitions, Divestiture and Structural Changes

In February 2015, we announced the entry into an agreement with RJ Corp Limited under which we would exit our Indian joint venture with RJ Corp Limited. Later in February 2015, we exited the Indian joint venture. We now operate independently in India via our wholly owned subsidiary Crown Beers India Private Limited and other legal entities.

During 2016, we completed the acquisition of the Canadian rights to a range of primarily near beer and ciders from Mark Anthony Group. In a separate transaction, Mark Anthony Group agreed to sell certain non-U.S. and non-Canadian trademark rights and other intellectual property to one of our subsidiaries. The aggregate purchase price of such acquisitions was approximately USD 413 million. Mark Anthony Group retains full ownership of its U.S. business, as well as the Canadian wine, spirits and beer import and distribution business.

In December 2016, we entered into an agreement with Keurig Green Mountain, Inc. to establish a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the United States and Canadian markets. The transaction, which closed in the first quarter of 2017, included the contribution of intellectual property and manufacturing assets from Keurig Green Mountain, Inc. Pursuant to the terms of the joint venture agreement, we own 70% of the voting and economic interest in the joint venture. Under IFRS, this transaction was accounted for as a business combination as we were deemed as the accounting acquirer as per IFRS rules.

During 2015, 2016 and 2017, we undertook a series of additional acquisitions and disposals with no significant impact to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 included in this Form 20-F.

In addition to the acquisitions and divestitures described above, we may acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. This is particularly true for developing countries in our Latin America West, Latin America North, Latin America South and Asia Pacific regions, as well as certain countries in our EMEA region, which tend to have lower disposable income per capita and may be subject to greater economic volatility than our markets in North America and developed countries in EMEA. The level of inflation has been particularly significant in our Latin America North and Latin America South regions and in certain countries within the EMEA region. For instance, Brazil has periodically experienced extremely high rates of inflation. In 1993, the annual rate of inflation, as measured by the National Consumer Price Index (Indice Nacional de Preços ao Consumidor), reached a hyperinflationary peak of 2,489%. As measured by the same index, Brazilian inflation was approximately 2.07% in 2017. Similarly, Argentina has, in the past, experienced periods of hyperinflation. Argentine inflation in 1989 was 4,924% according to the Instituto Nacional de Estadística y Censos. As measured by the Fundación de Investigaciones Económicas Latinoamericanas, in 2017, Argentine inflation was approximately 26.6%. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

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

The main raw materials used in our beer and other alcoholic malt beverage production are malted barley, corn grits, corn syrup, rice, hops and water, while those used in our non-beer production are flavored concentrate, fruit concentrate, sugar, sweetener and water. In some of our regions, such as in Africa, locally-sourced agricultural products, such as sorghum or cassava, are used in place of malted barley. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The price of the raw and packaging materials that we use in our operations is determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, supplier’s capacity utilization, end-user demand, governmental regulations, and legislation affecting agriculture and trade. We are also exposed to increases in fuel and other energy prices through our own and third-party distribution networks and production operations. Furthermore, we are exposed to increases in raw material transport costs charged by suppliers. Increases in the prices of our products could affect demand among consumers, and thus our sales volumes and revenue. Even though we seek to minimize the impact of such fluctuations through financial and physical hedging, the results of our hedging activities may vary across time.

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

Excise Taxes

Taxation on our beer, other alcoholic beverage and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For example, see the discussion of taxes in the United States, Russia and Ukraine in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to adverse changes in taxation.”

Governmental Regulations

Governmental restrictions on beer consumption in the markets in which we operate vary from one country to another, and, in some instances, within countries. The most relevant restrictions are:

•	Legal drinking ages;

•	Global and national alcohol policy reviews and the implementation of policies aimed at preventing the harmful effects of alcohol misuse (including, among others, relating to underage drinking, drunk driving, drinking while pregnant and excessive or abusive drinking);

•	Restrictions on sales of alcohol generally or beer specifically, including restrictions on distribution networks, restrictions on certain retail venues, requirements that retail stores hold special licenses for the sale of alcohol, restrictions on times or days of sale and minimum alcohol pricing requirements;

•	Advertising restrictions, which affect, among other things, the media channels employed, the content of advertising campaigns for our products and the times and places where our products can be advertised, including, in some instances, sporting events;

•	Restrictions imposed by antitrust or competition laws;

•	Deposit laws (including those for bottles, crates and kegs);

•	Heightened environmental regulations and standards, including regulations addressing emissions of gas and liquid effluents and the disposal of waste and one-way packaging, compliance with which imposes costs; and

•	Litigation associated with any of the above.

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

Foreign Currency

Our financial statements presentation and reporting currency is the U.S. dollar. A number of our operating companies have functional currencies (that is, in most cases, the local currency of the respective operating company) other than our reporting currency. Consequently, foreign currency exchange rates have a significant impact on our consolidated financial statements. In particular:

•	Changes in the value of our operating companies’ functional currencies against other currencies in which their costs and expenses are priced may affect those operating companies’ cost of sales and operating expenses, and thus negatively impact their operating margins in functional currency terms. Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions, while monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date. Except for exchange differences on transactions entered into in order to hedge certain foreign currency risk and exchange rate differences on monetary items that form part of the net investment in the foreign operations, gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities in currencies other than an operating company’s functional currency are recognized in the income statement. Historically, we have been able to raise prices and implement cost saving initiatives to partly offset cost and expense increases due to exchange rate volatility. We also have hedge policies designed to manage commodity price and foreign currency risks to protect our exposure to currencies other than our operating companies’ respective functional currencies. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” for further detail on our approach to hedging commodity price and foreign currency risk.

•	Any change in the exchange rates between our operating companies’ functional currencies and our reporting currency affects our consolidated income statement and consolidated statement of financial position when the results of those operating companies are translated into the reporting currency for reporting purposes as translational exposures are not hedged. Assets and liabilities of foreign operations are translated to the reporting currency at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations are translated to the reporting currency at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity into the reporting currency at year-end are taken to other comprehensive income (that is, in a translation reserve). Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit. During 2017, several currencies, such as the Mexican peso, the Chinese yuan, the Peruvian pesos, the Colombian pesos, the Russian ruble, the South African rand and the euro, appreciated against the U.S. dollar. Our total consolidated revenue was USD 56.4 billion for the year ended 31 December 2017, an increase of USD 10.9 billion compared to the year ended 31 December 2016. The positive impact of favorable currency translation effects on our consolidated revenue in the year ended 31 December 2017 was USD 0.3 billion, primarily as a result of the impact of the currencies listed above.

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

Based on 2017 information, for example, we realized 55% of our total 2017 volumes in Europe in the second and third quarters, compared to 45% in the first and fourth quarters of the year, whereas in Latin America South, we realized 43% of our sales volume in the second and third quarters, compared to 57% in the first and fourth quarters.

Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above.

B. SIGNIFICANT ACCOUNTING POLICIES

For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 included in this Form 20-F.

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

Summary of Changes in Accounting Policies

Given the transformational nature of our combination with SAB and to facilitate the understanding of our underlying performance, we updated our segment reporting for purposes of results announcements and internal review by senior management.

From 1 October 2016, our six geographic regions of North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific plus our Global Export and Holding Companies comprise our seven segments for financial reporting purposes. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.

Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016. The former SAB geographies were included in our existing six regions: Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within Asia Pacific. Exports to countries in which we have operations following the combination with SAB were allocated to the respective regions in the segment reporting.

We continue to report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses which have not been allocated to the regions, and als includes the interim supply agreement with Constellation Brands, Inc. only until its termination in December 2016.

The results of the Central and Eastern European businesses, acquired through the SAB combination exclusively with a view to resale, qualify as discontinued operations and have been presented as such, until the successful completion of the divestiture on 31 March 2017, in our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 included in this Form 20-F.

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

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deduction from revenue recorded by us in relation to these taxes was approximately USD 15.4 billion, USD 11.6 billion and USD 11.2 billion for the years ended 31 December 2017, 2016 and 2015, respectively, with the year over year increase mainly resulting from the consolidation of the retained SAB operations, following the combination with SAB, as of the fourth quarter of 2016.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that include a significant amount of goodwill and other intangible assets, including the acquisitions of Anheuser-Busch Companies, Grupo Modelo and SAB.

As of 31 December 2017, our total goodwill amounted to USD 140.9 billion, and our intangible assets with indefinite useful lives amounted to USD 43.6 billion.

In 2017, we completed the purchase price allocation to the individual assets acquired and liabilities assumed as part of the combination with SAB, including the allocation of goodwill to the different business units, in compliance with IFRS 3 Business Combinations. The combination with SAB resulted in the recognition of USD 72.4 billion of goodwill allocated primarily to the businesses in Colombia, Ecuador, Peru, Australia, South Africa and other African, Asia Pacific and Latin American countries. The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings, employee benefits, other assets and liabilities and non-controlling interests was based on our best estimate of fair value with input from independent third parties.

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

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

•	In the first three years of the model, free cash flows are based on our strategic plan as approved by key management. Our strategic plan is prepared per business unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•	For the subsequent seven years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as macro-economic and industry assumptions, variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•	Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices (CPI), based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

•	Projections are discounted at the business unit’s weighted average cost of capital (WACC), considering sensitivities on this metric;

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 0% and 3%.

The WACC applied in US dollar nominal terms were as follows:

Year ended 31 December 2017
US	6%
Colombia	7%
South Africa	8%
Mexico	9%
Peru	7%
Ecuador	11%
Australia	6%
Rest of Africa	10%

In the sensitivity analysis performed by management, an adverse change of 1% in WACC would not cause a business unit’s carrying amount to exceed its recoverable amount.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators (i.e. recent market transactions from peers).

Although we believe that our judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macroeconomic conditions.

Impairment testing of intangible assets with an indefinite useful life is based on the same methodology and assumptions as described above.

For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 8, 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

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

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Remeasurements, comprising actuarial gains and losses, the effect of asset ceilings (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized, see the sensitivity analysis within note 25 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

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

Share-Based Compensation

We have various types of equity-settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 26 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 included in this Form 20-F and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 to 30 April 2009 given the extreme market conditions experienced during that period.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 32 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings,” and in note 32 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

Our current and deferred taxes were impacted by the U.S. tax reform enacted on 22 December 2017, for which a USD 1.8 billion adjustment was provisionally estimated and recognized as an exceptional gain for the year ended 31 December 2017. This USD 1.8 billion adjustment results mainly from the remeasurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser-Busch Companies and certain deferred tax assets following the change in federal tax rate from 35% to 21%. The adjustment represents our current best estimate of the deferred tax liability remeasurement resulting from the U.S. tax reform, including state taxes. The estimate will be updated in 2018 once we will have analyzed all necessary information, including earnings and profits (E&P) of the foreign subsidiaries of our U.S. operations per 2 November and 31 December 2017 and their cash held abroad to complete the exhaustive computation of the deemed repatriation tax and state taxes. During 2018, we will also assess if a deferred tax liability should be set up in view of the Global Intangible Low-Taxed Income provisions of the U.S. tax reform, for which we did not set up any deferred tax liabilities for the year ended 31 December 2017 and believe the impact to be not material. The estimate may change as the company receives additional clarification and implementation guidance from the authorities. For additional information, see notes 12 and 18 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

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

Subsequent to initial recognition, derivative financial instruments are remeasured to fair value at the balance sheet date. For derivative financial instruments that qualify for hedge accounting, we apply the following policy: for fair value hedges, changes in fair value are recorded in the income statement and for cash flow and net investment hedges, changes in fair value are recognized in the other comprehensive income and/or in the income statement for the effective and/or ineffective portion of the hedge relationship, respectively.

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

Since 1 October 2016, we have reported our financial results under the following six regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific. We continue to separately report the results of Global Export and Holding Companies. Our six geographic regions plus our Global Export and Holding Companies comprise our seven segments for all financial reporting purposes. For a list of the countries comprising our geographic reporting regions, see “Item 4. Information on the Company—B. Business Overview—3. Main Markets.”

Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

The financial performance of each business segment, including its sales volume and revenue, is measured based on our product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere.

In 2017, Latin America North accounted for 19.5% of our consolidated volumes; North America for 18.5%; Asia Pacific for 16.6%; EMEA for 21.5%; Latin America West for 18.1%; Latin America South for 5.6%; and Global Export and Holding Companies for 0.2%. A substantial portion of our operations is carried out through our four largest subsidiaries: Anheuser-Busch Companies (wholly owned); Ambev (61.9% owned as of 31 December 2017); Grupo Modelo (wholly owned); SAB (wholly owned); and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, during 2017, we also had non-beer activities (primarily consisting of soft drinks) within certain African countries that were separated with the completion of the transition of CCBA; and Latin America, in particular Brazil, the Dominican Republic, Bolivia, Uruguay and Argentina; and in North America, in particular the Hi Ball and Teavana business in the United States. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.

D. EQUITY INVESTMENTS

Following the completion of the combination with SAB, we recognized interests in associates with a fair value at acquisition date of USD 4.4 billion. The main equity investments contributing to such fair value adjustments were the beverage operations with Société des Brasseries et Glacières Internationales and B.I.H. Brasseries Internationales Holding Limited and Anadolu Efes. See note 16 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for more information.

E. RESULTS OF OPERATIONS

The table below presents our condensed consolidated results of operations for the year ended 31 December 2017 and 2016. Following completion of the combination with SAB, we are consolidating SAB and reporting results and volumes of the retained SAB operations as of the fourth quarter of 2016.

	Year ended 31 December 2017	Year ended 31 December 2016	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	612,572	500,242	22.5
Revenue	56,444	45,517	24.0
Cost of sales	(21,386)	(17,803)	(20.1)
Gross profit	35,058	27,715	26.5
Selling, General and Administrative expenses	(18,099)	(15,171)	(19.3)
Other operating income/(expenses)	854	732	16.7
Exceptional items	(662)	(394)	(68.0)
Profit from operations	17,152	12,882	33.1
EBITDA, as defined(2)	21,429	16,361	31.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below

Year Ended 31 December 2017 Compared to the Year Ended 31 December 2016

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately. Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2017	Year ended 31 December 2016(2)	Change
	(thousand hectoliters)		(%)(1)
North America	113,496	116,890	(2.9)
Latin America West	110,625	63,618	73.9
Latin America North	119,374	118,012	1.2
Latin America South	34,062	32,158	5.9
EMEA	131,692	75,348	74.8
Asia Pacific	101,986	92,278	10.5
Global Export and Holding Companies	1,336	1,940	(31.1)

Total	612,572	500,242	22.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Our consolidated volumes were 612.6 million hectoliters for the year ended 31 December 2017. This represented an increase of 112.3 million hectoliters, or 22.5%, as compared to our consolidated volumes for the year ended 31 December 2016. The results for the year ended 31 December 2017 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2016 and 2017.

•	The combination with SAB, which was included as from the fourth quarter of 2016 within our consolidated results, increased our volumes by 127.4 million hectoliters in the first nine months of 2017. The acquisition of the SAB retained businesses primarily affects our EMEA, Latin America West and Asia Pacific regions, and, to a lesser degree, our Latin America North region.

•	2017 acquisitions and disposals mainly include the completion of the transition of CCBA and the acquisition of certain craft breweries in the United States, China, Australia and Europe. The other 2016 acquisitions and disposals mainly include the acquisition of certain craft breweries in the United States, Canada, Europe and the Caribbean and the disposal of a brewery in Germany. These 2016 and 2017 transactions negatively impacted our volumes, in the aggregate, by 15.5 million hectoliters (net) for the year ended 31 December 2017 compared to the year ended 31 December 2016.

For further details of these acquisitions and disposals, see “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 included in this Form 20-F.

Excluding volume changes attributable to the combination with SAB and the acquisitions and disposals described above, total volumes increased 0.1% in the year ended 31 December 2017 compared to our volumes for the year ended 31 December 2016.

North America

In the year ended 31 December 2017, our volumes in North America decreased by 3.3 million hectoliters, or 2.9%, compared to the year ended 31 December 2016.

Excluding volume changes attributable to the other acquisitions and disposals described above, our total volumes decreased by 3.3% compared to the year ended 31 December 2016.

On the same basis, we estimate that the United States industry’s beer sales-to-retailers adjusted for the number of selling days declined by 1.3% in the year ended 31 December 2017 compared to the year ended 31 December 2016. We estimate that our shipment volumes in the United States and our beer sales-to-retailers adjusted for the number of selling days declined by 3.5% and 3.0%, respectively. Our beer sales-to-wholesalers caught-up in the fourth quarter from last quarter’s disruption caused by major hurricanes, in line with our expectations that beer sales-to-retailers and sales-to-wholesalers converge over time.

Our above premium brand portfolio continued to perform well, gaining approximately 45 bps of total market share in the year ended 31 December 2017, based on our estimates. Michelob Ultra led the growth in this segment, with volumes up by double-digits, continuing its run as the top share gainer in the US for the eleventh consecutive quarter. We continue to fuel the momentum behind Michelob Ultra and we have recently launched a new line extension named Pure Gold. Stella Artois performed well, gaining share and continuing to build on its partnership with Water.org to provide clean water to millions of people in the developing world. Our regional craft portfolio also performed well, growing volume and share, based on our estimates, in the year ended 31 December 2017.

The premium and premium light segments underperformed the industry. Budweiser and Bud Light market share declined by an estimated 40 bps and 85 bps of share, respectively. Our value brand portfolio showed improved trends in the year ended 31 December 2017, with the Busch brand family and Bud Ice leading the way.

We continue to strengthen and expand our presence beyond traditional beer, with our recent bets in the non-alcohol space and SpikedSeltzer gaining momentum, as we leverage our strong wholesaler network to meet evolving consumer needs.

We estimate a decline in total market share in the United States of approximately 75 bps in the year ended 31 December 2017.

In Canada, our volumes decreased by low single digits in the year ended 31 December 2017 compared to the last year due to a challenging industry environment. We estimate that we are now the market leader in every category segment in the country. Bud Light remains the fastest growing brand in Canada, completing its 22nd consecutive year of market share growth based on our estimates. Our portfolio mix continues to improve, bolstered by growth in our craft portfolio and Stella Artois, and we believe that we continue to lead the Near Beer segment with our cider brands and ready-to-drink innovations.

Latin America West

In the year ended 31 December 2017, our volumes in Latin America West increased by 47.0 million hectoliters, or 73.9%, compared to the year ended 31 December 2016.

The combination with SAB, which was included as from the fourth quarter of 2016 within our consolidated results for the years ended 31 December 2017 and 2016, increased our volumes by 45.9 million hectoliters in the first nine months of 2017.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our total volumes increased by low single digits in the year ended 31 December 2017 compared to the year ended 31 December 2016.

On the same basis, our business in Mexico delivered another solid year, with volumes up by mid-single digits. Our full brand portfolio performed well, with Victoria building upon its strong momentum, driven by the ongoing success of its Mexican heritage positioning. Corona also performed well, enhancing its customer proposition through an improved brand look as well as by owning key dates and passion points. Bud Light continued to grow volumes throughout the country, leveraging successful sports and music activations. We also saw success from our premium portfolio with Michelob Ultra and Stella Artois leading the way.

On a year-over-year basis and for the Combined Group, our Colombian volumes declined by low single digits. On the same basis, our non-beer volumes performed very well, growing by double digits as a result of commercial initiatives and a favorable comparable. Our beer volumes declined by mid-single digits due to a challenging macroeconomic environment and tough comparable in the first six months of 2017.

On the same year-over-year basis for the Combined Group, volumes in Peru grew by low single digits, driven by our commercial initiatives, with Cristal leveraging a key cultural moment by capitalizing on the country’s World Cup qualification. On the same basis, Ecuador volumes grew by low single digits. Through packaging innovations as well as the launch of our three global brands, we estimate that we gained share of total alcohol in the year ended 31 December 2017 and offered consumers more choice across a variety of price points.

Latin America North

In the year ended 31 December 2017, our volumes in Latin America North increased by 1.3 million hectoliters, or 1.2%, compared to the year ended 31 December 2016, with our beer volumes increasing 2.7% and soft drinks decreasing 3.5%.

The combination with SAB, which was included as from the fourth quarter of 2016 within our consolidated results for the years ended 31 December 2017 and 2016, increased our volumes by 2.1 million hectoliters in the first nine months of 2017.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our volumes decreased by 0.6%.

On the same basis, our Brazil business saw total volumes decreasing by low single digits in the year ended 31 December 2017 compared to the year ended 31 December 2016, with beer volumes increasing by low single digits, whereas the beer industry according to Nielsen was slightly negative, and soft drinks volumes decreasing by mid-single digits. Our premium portfolio continued broad-based, double-digit growth fueled by our three global brands, especially Budweiser. Although the macroeconomic climate in Brazil remains volatile, we believe our business is in a much better position today, with a healthy portfolio of brands including our premium brands.

Latin America South

In the year ended 31 December 2017, our volumes in Latin America South increased by 1.9 million hectoliters, or 5.9%, compared to the year ended 31 December 2016.

Argentina delivered a very strong performance with high single digits total volume growth, with our beer volumes increasing by double-digits, fueled by the repositioning of Brahma as well as the successful launch of Quilmes Clasica, brewed using a classic recipe with no additives and focusing on national pride. Our premium portfolio, led by Stella Artois, Corona and local craft brand Patagonia, accelerated its growth and fueled positive mix. Our soft drink portfolio also performed well as a result of a new commercial and portfolio strategy, growing volumes and achieving its best result in more than six years.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the year ended 31 December 2017 increased by 56.3 million hectoliters, or 74.8%, compared to the year ended 31 December 2016.

The combination with SAB, which was included as from the fourth quarter of 2016 within our consolidated results for the years ended 31 December 2017 and 2016, increased our volumes by 71.3 million hectoliters in the first nine months of 2017.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our beer volumes for the year ended 31 December 2017 increased by low single digits compared to the year ended 31 December 2016.

On a year-over-year basis and for the Combined Group, our beer volumes in South Africa grew by 0.9%. Our high end portfolio, led by Stella Artois, Corona and the recent seeding of Budweiser, showed consistent growth in volumes and market share gains throughout the year ended 31 December 2017. In the near beer segment, Flying Fish recorded over 60% growth in the year ended 31 December 2017. In the core plus segment, Castle Lite had another year of consistent growth.

Continuously investing in innovation, we introduced several new packages and products this year. Some especially noteworthy launches in the fourth quarter of 2017 include the one-liter bottle, which establishes a new multi-serve pack size at an attractive price point within the core brand segment, and Castle Free, enabling us to compete in the non-alcohol beer segment with exciting implications for the image and health of the beer category.

On a year-over-year basis and for the Combined Group, beer volumes in Africa excluding South Africa grew in the mid-teens, fueled by double-digit growth in the majority of the countries in which we operate, including Nigeria, Tanzania, Uganda and Zambia, as we continue to expand our offerings to consumers through both affordability and premiumization strategies.

Western Europe achieved market share gains in most of our markets. The United Kingdom performed well, helped in large part by the strong performances of our three global brands. In Eastern Europe, volumes declined driven by the ongoing headwind of the large PET ban in Russia. However, our global and premium brands continued their strong growth.

Asia Pacific

For the year ended 31 December 2017, our volumes increased by 9.7 million hectoliters, or 10.5%, compared to the year ended 31 December 2016.

The combination with SAB, which was included as from the fourth quarter of 2016 within our consolidated results for the years ended 31 December 2017 and 2016, increased our volumes by 8.1 million hectoliters in the first nine months of 2017.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our total volumes increased by low single digits compared to the year ended 31 December 2016.

In China, our volumes grew by low single digits in the year ended 31 December 2017. We estimate that our market share grew in an industry that declined by an estimated 0.9% in 2017. Our brand portfolio benefited from strong consumer preference for premium brands. In the core plus segment, Harbin Ice outperformed the industry nationally, aided by Baipi wheat extension. Budweiser also grew nationally with some notable successes in the year ended 31 December 2017, including establishing itself as the leading beer brand in sales in e-commerce. Our super premium portfolio, led by Corona, Hoegaarden, and Franziskaner, accelerated its growth throughout the year ended 31 December 2017, with volumes almost doubling compared to the year ended 31 December 2016, and we estimate that we are now the market leader in all super premium beer styles in China.

On a year-over-year basis and for the Combined Group, volumes in Australia increased by low single digits, driven by strong brand performances across our portfolio. The Great Northern franchise became our number one brand in Australia by volume in the year ended 31 December 2017 as we continue to fuel growth by addressing shifting consumer preferences. Our global brands accelerated their growth throughout the year with volumes up in the mid-teens, driven by distribution gains as well as commercial activations.

Global Export and Holding Companies

For the year ended 31 December 2017, Global Export and Holding Companies volumes decreased by 0.6 million hectoliters.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2017, as compared to our revenue for the year ended 31 December 2016.

	Year ended 31 December 2017	Year ended 31 December 2016(2)	Change
	(USD millions)		(%)(1)
North America	15,588	15,698	(0.7)
Latin America West	9,238	5,188	78.1
Latin America North	9,775	8,461	15.5
Latin America South	3,363	2,850	18.0
EMEA	10,344	6,010	72.1
Asia Pacific	7,804	6,074	28.5
Global Export and Holding Companies	332	1,237	(73.2)

Total	56,444	45,517	24.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Our consolidated revenue was USD 56,444 million for the year ended 31 December 2017. This represented an increase of USD 10,927 million, or 24.0%, as compared to our consolidated revenue for the year ended 31 December 2016. The results for the year ended 31 December 2017 reflect the performance of our business after the completion of the combination with SAB, certain acquisitions and disposals we undertook in 2016 and 2017 and currency translation effects.

•	The combination with SAB, which was included from the fourth quarter of 2016 within our consolidated results for the years ended 31 December 2017 and 2016, positively impacted our consolidated revenue by USD 9,867 million in the first nine months of 2017.

•	Our 2016 consolidated results were impacted by the continued phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. and by the acquisition of certain craft breweries in the United States, Canada, Europe and the Caribbean and the disposal of a brewery in Germany (the “other 2016 acquisitions and disposals”). Furthermore, our 2017 consolidated results were impacted by the completion of the transition of CCBA and the acquisition of certain craft breweries in the United States, China, Australia and Europe (collectively, the “other 2017 acquisitions and disposals” and together with the 2016 acquisitions and disposals, the “other 2016 and 2017 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 1,365 million (net) for the year ended 31 December 2017 compared to the year ended 31 December 2016.

•	Our consolidated revenue for the year ended 31 December 2017 also reflects a favorable currency translation impact of USD 347 million mainly arising from currency translation effects in Latin America South, Latin America North and Asia Pacific.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our revenue increased 4.7% and increased by 4.6% on a per hectoliter basis, in the year ended 31 December 2017 compared to the year ended 31 December 2016, driven by our revenue management initiatives and brand mix, as we continue to implement our premiumization strategies around the world. Our consolidated revenue for the year ended 31 December 2017 was partly impacted by the developments in volumes discussed above.

On the same basis, the main business segments contributing to growth in our consolidated revenues were: (i) Latin America South, as a result of high inflation; (ii) Latin America North, benefitting from revenue management initiatives; (iii) Latin America West, driven by the good performance of our brand portfolio; and (iv) Asia Pacific, driven by continued premiumization.

Combined revenues of our three global brands grew by 9.8% in 2017, with global revenues for Budweiser growing by 4.1%, for Stella Artois by 12.8% and for Corona by 19.9%.

Cost of Sales

The following table reflects changes in the cost of sales across our business segments for the year ended 31 December 2017 as compared to the year ended 31 December 2016:

	Year ended 31 December 2017	Year ended 31 December 2016(2)	Change
	(USD millions)		(%)(1)
North America	(5,777)	(5,858)	1.4
Latin America West	(2,555)	(1,470)	(73.8)
Latin America North	(3,744)	(3,169)	(18.1)
Latin America South	(1,207)	(927)	(30.2)
EMEA	(4,609)	(2,590)	(78.0)
Asia Pacific	(3,201)	(2,855)	(12.1)
Global Export and Holding Companies	(292)	(935)	68.8

Total	(21,386)	(17,803)	(20.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Our consolidated cost of sales was USD 21,386 million for the year ended 31 December 2017. This represented an increase of USD 3,583 million, or 20.1%, as compared to our consolidated cost of sales for the year ended 31 December 2016. The results for the year ended 31 December 2017 reflect the performance of our business after the completion of the combination with SAB, certain acquisitions and disposals we undertook in 2016 and 2017 and currency translation effects.

•	The combination with SAB, which was included from the fourth quarter of 2016 within our consolidated results for the years ended 31 December 2017 and 2016, negatively impacted our consolidated cost of sales by USD 3,802 million in the first nine months of 2017.

•	The 2016 and 2017 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 971 million for the year ended 31 December 2017 compared to the year ended 31 December 2016.

•	Our consolidated cost of sales for the year ended 31 December 2017 also reflects a negative currency translation impact of USD 128 million mainly arising from currency translation effects in Latin America North.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our cost of sales increased by 3.8%. On the same basis, our consolidated cost of sales per hectoliter increased by mid-single digits. The increase in our cost of sales was driven primarily by unfavorable foreign exchange transactional impacts. Our consolidated cost of sales for the year ended 31 December 2017 was partly impacted by the developments in volumes discussed above.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2017 as compared to the year ended 31 December 2016. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2017 were USD 17,245 million, representing an increase of USD 2,806 million, or 19.4% compared to our operating expenses for 2016.

	Year ended 31 December 2017	Year ended 31 December 2016(2)	Change
	(USD millions)		(%)(1)
Distribution Expenses	(5,876)	(4,543)	(29.4)
Sales and Marketing Expenses	(8,382)	(7,745)	(8.2)
Administrative Expenses	(3,841)	(2,882)	(33.3)
Other Operating Income/(Expenses)	854	732	16.7

Total Operating Expenses	(17,245)	(14,439)	(19.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the year ended 31 December 2017 as compared to the year ended 31 December 2016:

	Year ended 31 December 2017	Year ended 31 December 2016(2)	Change
	(USD millions)		(%)(1)
North America	(4,361)	(4,438)	1.7
Latin America West	(2,876)	(1,805)	(59.3)
Latin America North	(3,060)	(2,618)	(16.9)
Latin America South	(781)	(704)	(10.9)
EMEA	(3,336)	(2,163)	(54.2)
Asia Pacific	(2,735)	(2,364)	(15.7)
Global Export and Holding Companies	(950)	(1,080)	12.0

Total	(18,099)	(15,171)	(19.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Our consolidated selling, general and administrative expenses were USD 18,099 million for the year ended 31 December 2017. This represented an increase of USD 2,928 million, or 19.3%, as compared to the year ended 31 December 2016. The results for the year ended 31 December 2017 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2016 and 2017 and currency translation effects.

•	The combination with SAB, which was included from the fourth quarter of 2016 within our consolidated results for the years ended 31 December 2017 and 2016, negatively impacted our consolidated selling, general and administrative expenses by USD 2,890 million in the first nine months of 2017.

•	The 2016 and 2017 acquisitions and disposals described above positively impacted our consolidated operating expenses by USD 91 million for the year ended 31 December 2017 compared to the year ended 31 December 2016.

•	Our consolidated operating expenses for the year ended 31 December 2017 also reflect a negative currency translation impact of USD 131 million.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our consolidated selling, general and administrative expenses in the year ended 31 December 2017 remained in line compared to the year ended 31 December 2016.

Other Operating Income/(Expenses)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2017 as compared to the year ended 31 December 2016:

	Year ended 31 December 2017	Year ended 31 December 2016(2)	Change
	(USD millions)		(%)(1)
North America	36	39	(7.7)
Latin America West	89	75	18.7
Latin America North	361	328	10.1
Latin America South	13	20	(35.0)
EMEA	108	44	141.0
Asia Pacific	168	131	27.9
Global Export and Holding Companies	79	95	(17.5)

Total	854	732	16.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

The net positive effect of our other operating income and expenses for the year ended 31 December 2017 was USD 854 million. This represented an increase of USD 122 million, or 16.5%, compared to the year ended 31 December 2016. The results for the year ended 31 December 2017 reflect a positive impact from the combination with SAB of USD 134 million in the first nine months of 2017, a negative impact from other acquisitions and disposals of USD 115 million and a positive currency translation impact of USD 26 million.

Excluding the effects of the business acquisitions and disposals, and currency translation effects described above, our net other operating income and expenses would have increased by 12.5% for the year ended 31 December 2017 as compared to the year ended 31 December 2016, driven primarily by the sale of non-core assets and a reduction in operating expenses.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and, accordingly, our management has excluded these items from their segment measure of performance.

For the year ended 31 December 2017, exceptional items included in profit from operations consisted of restructuring charges, acquisition costs of business combinations and business and asset disposal. Exceptional items were as follows for the years ended 31 December 2017 and 2016:

	Year ended 31 December 2017	Year ended 31 December 2016(1)
	(USD millions)
Restructuring	(468)	(323)
Acquisition costs of business combination	(155)	(448)
Business and asset disposal	(39)	377

Total	(662)	(394)

Note:

(1)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 468 million for the year ended 31 December 2017 as compared to a net cost of USD 323 million for the year ended 31 December 2016. These charges primarily relate to the SAB integration. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision making and improvements to efficiency, service and quality.

Acquisition Costs of Business Combinations

Acquisition costs of USD 155 million for the year ended 31 December 2017 primarily related to costs incurred to facilitate the combination with SAB.

Business and Asset Disposal

Business and asset disposals amounted to a net cost of USD 39 million for the year ended 31 December 2017, mainly attributable to the costs incurred to complete the disposals of the former SAB Central and Eastern Europe business as well as CCBA during 2017, partly offset by proceeds from prior years’ sale of SeaWorld to Blackstone.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2017 as compared to the year ended 31 December 2016:

	Year ended 31 December 2017(3)	Year ended 31 December 2016(2)	Change
	(USD millions)		(%)(1)
North America	5,490	5,412	1.5
Latin America West	3,743	2,240	67.0
Latin America North	3,314	2,981	11.1
Latin America South	1,375	1,228	12.0
EMEA	2,363	1,184	99.7
Asia Pacific	1,939	903	114.7
Global Export and Holding Companies	(1,071)	(1,066)	(0.5)

Total	17,152	12,882	33.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Our profit from operations amounted to USD 17,152 million for the year ended 31 December 2017. This represented an increase of USD 4,270 million, or 33.1%, as compared to our profit from operations for the year ended 31 December 2016. The results for the year ended 31 December 2017 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2016 and 2017, currency translation effects and the effects of certain exceptional items as described above.

•	The combination with SAB, which was included from the fourth quarter of 2016 within our consolidated results for the years ended 31 December 2017 and 2016, positively impacted our consolidated profit from operations by USD 3,141 million in the first nine months of 2017.

•	The 2016 and 2017 acquisitions and disposals described above negatively impacted our consolidated profit from operations by USD 357 million for the year ended 31 December 2017 compared to the year ended 31 December 2016.

•	Our consolidated profit from operations for the year ended 31 December 2017 also reflects a positive currency translation impact of USD 112 million.

•	Our profit from operations for the year ended 31 December 2017 was negatively impacted by USD 662 million of certain exceptional items, as compared to a negative impact of USD 394 million for the year ended 31 December 2016. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2017 and 2016.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our profit from operations increased by 10.9%.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2017 as compared to the year ended 31 December 2016:

	Year ended 31 December 2017	Year ended 31 December 2016(2)	Change
	(USD millions)		(%)(1)
Profit of the year	9,183	2,769	231.6
Profit from discontinued operations	(28)	(48)	(41.7)
Net finance cost	6,507	8,564	(24.0)
Income tax expense	1,920	1,613	19.0
Share of result of associates and joint ventures	(430)	(16)	—

Profit from operations	17,152	12,882	33.1
Depreciation, amortization and impairment	4,276	3,479	22.9

EBITDA, as defined	21,429	16,361	31.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

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

We believe EBITDA, as defined, facilitates comparisons of our operating performance across our business segments from period to period. In comparison to profit of the year, EBITDA, as defined, excludes items which do not impact the day-to-day operation of our primary business (that is, the selling of beer and other operational businesses) and over which management has little control. Items excluded from EBITDA, as defined, are our share of results of associates and joint ventures, profit from discontinued operations, depreciation and amortization, impairment, financial charges and corporate income taxes, which management does not consider to be items that drive our underlying business performance. Because EBITDA, as defined, includes only items management can directly control or influence, it forms part of the basis for many of our performance targets. For example, certain options under our share-based compensation plan were granted such that they vest only when certain targets derived from EBITDA, as defined, were met.

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

EBITDA, as defined, does, however, have limitations as an analytical tool. It is not a recognized term under IFRS and does not purport to be an alternative to profit as a measure of operating performance, or to cash flows from operating activities as a measure of liquidity. As a result, you should not consider EBITDA, as defined, in isolation from, or as a substitute analysis for, our results of operations. Some limitations of EBITDA, as defined, are:

•	EBITDA, as defined, does not reflect the impact of financing costs on our operating performance. Such costs are significant in light of our increased debt subsequent to the combination with SAB;

•	EBITDA, as defined, does not reflect depreciation and amortization, but the assets being depreciated and amortized will often have to be replaced in the future;

•	EBITDA, as defined, does not reflect the impact of charges for existing capital assets or their replacements;

•	EBITDA, as defined, does not reflect our tax expense; and

•	EBITDA, as defined, may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations.

Additionally, EBITDA, as defined, is not intended to be a measure of free cash flow for management’s discretionary use, as it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows.

We compensate for these limitations, in addition to using EBITDA, as defined, by relying on our results calculated in accordance with IFRS.

Our EBITDA, as defined, amounted to USD 21,429 million for the year ended 31 December 2017. This represented an increase of USD 5,068 million, or 31.0%, as compared to our EBITDA, as defined, for the year ended 31 December 2016. The results for the year ended 31 December 2017 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2016 and 2017 discussed above, the combination with SAB and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 656 million (before impairment losses) of certain exceptional items in the year ended 31 December 2017, as compared to a negative impact of USD 394 million (before impairment losses) during the year ended 31 December 2016. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2017 and 2016.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2017 and 2016:

	Year ended 31 December 2017	Year ended 31 December 2016(2)	Change
	(USD millions)		(%)(1)
Net interest expense	(4,005)	(3,519)	(13.8)
Net interest on net defined benefit liabilities	(101)	(113)	10.6
Accretion expense	(614)	(648)	5.2
Other financial results	(1,094)	(928)	(17.9)

Net finance cost before exceptional finance results	(5,814)	(5,208)	(11.6)
Mark-to-market (Grupo Modelo deferred share instrument)	(146)	(304)	52.0
Mark-to-market (Portion of the FX hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting)	—	(2,693)	—
Other mark-to-market	(142)	39	—
Other	(405)	(398)	(1.8)

Exceptional net finance income/(cost)	(693)	(3,356)	79.4

Net finance income/(cost)	(6,507)	(8,564)	24.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Our net finance cost for the year ended 31 December 2017 was USD 6,507 million, as compared to USD 8,564 million for the year ended 31 December 2016, representing a cost decrease of USD 2,057 million.

The increase in net finance costs before exceptional financial items is driven primarily by the annualization impact of the additional debt related to the SAB combination as well as the legacy SAB debt. Other financial results include net losses on hedging instruments, foreign exchange losses and a negative mark-to-market adjustment of USD 291 million in 2017, linked to the hedging of our share-based payment programs compared to a negative mark-to-market adjustment of USD 384 million for the period ended 31 December 2016.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices are as follows:

	Year ended 31 December 2017	Year ended 31 December 2016
Share price at the start of the period (in euro)	100.55	114.40
Share price at the end of the period (in euro)	93.13	100.55
Number of derivative equity instruments at the end of the period (in millions)	46.9	53.5

Exceptional net finance costs include a negative mark-to-market adjustment on exceptional equity derivatives of USD 288 million related to the hedging of the deferred share instrument in connection with the Grupo Modelo combination of USD 146 million and the restricted share instrument in connection with the SAB combination of USD 142 million, compared to a negative mark-to-market adjustment of USD 431 million for the period ended 31 December 2016. The number of shares covered by the hedging of the deferred share instrument and the Restricted Shares, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2017	Year ended 31 December 2016
Share price at the start of the period (in euro)(1)	100.55	114.40
Share price at the end of the period (in euro)(1)	93.13	100.55
Number of derivative equity instruments at the end of the period (in millions)	45.5	38.1

Note:

(1)	Upon completion of the combination with SAB on 10 October 2016, former AB InBev Ordinary Shares have been converted into AB InBev Ordinary Shares.

Other exceptional net finance costs of USD 405 million in 2017 mainly relate to non-cash foreign exchange losses on intragroup loans that were historically reported in equity and were recycled from equity to profit and loss account upon reimbursement of these loans, and accelerated accretion expenses associated to the repayment of the 2015 senior facilities agreement and the early redemption of certain notes.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the year ended 31 December 2017 was USD 430 million as compared to USD 16 million for the year ended 31 December 2016. The increase is mainly related to the combination with SAB.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2017 amounted to USD 1,920 million, with an effective tax rate of 18.0%, as compared to an income tax expense of USD 1,613 million and an effective tax rate of 37.4% for the year ended 31 December 2016.

The 2017 taxes were positively impacted by a USD 1.8 billion adjustment recognized as an exceptional gain following the U.S. tax reform enacted on 22 December 2017. This USD 1.8 billion adjustment results mainly from the remeasurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser Busch and certain deferred tax assets following the change in federal tax rate from 35% to 21%. The adjustment represents our current best estimate of the deferred tax liability remeasurement resulting from the U.S. tax reform, including state taxes and is recognized as an exceptional gain in the year ended 31 December 2017. The estimate will be updated in 2018 once the company will have analyzed all necessary information, including earnings and profits (E&P) of the foreign subsidiaries of the company’s US operations per 2 November and 31 December 2017 and their cash held abroad to complete the exhaustive computation of the deemed repatriation tax and state taxes. During 2018, we will also assess if a deferred tax liability should be set up in view of the Global Intangible Low-Taxed Income provisions of the US tax reform, for which the company did not set up any deferred tax liabilities by 31 December 2017 and believes the impact to be not material. The estimate may change as the company receives additional clarification and implementation guidance from the authorities.

This impact was partially offset by Ambev and certain of its subsidiaries joining the Brazilian Federal Tax Regularization Program in September 2017 whereby Ambev committed to pay some tax contingencies that were under dispute, totaling BRL 3.5 billion (USD 1.1 billion), with BRL 1.0 billion (USD 0.3 billion) paid in 2017 and the remaining amount payable in 145 monthly installments starting January 2018, plus interest. Within these contingencies, a dispute related to presumed taxation at Ambev’s subsidiary CRBs was not provided for until September 2017 as the loss was previously assessed as possible. The total amount recognized as exceptional is BRL 2.9 billion (USD 0.9 billion) of which BRL 2.8 billion (USD 0.9 billion) is reported as exceptional income tax cost and BRL 141 million (USD 44 million) is reported as exceptional financial cost.

The 2016 effective tax rate was negatively impacted by the non-deductible negative mark-to-market adjustment related to the hedging of the purchase price of the combination with SAB that could not qualify for hedge accounting.

In 2017, we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006 and other mergers was to reduce income tax expense for the year ended 31 December 2017 by USD 53 million. In October 2013 and June 2016, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and Its Subsidiaries—Tax Matters—Special Goodwill Reserve” for further information.

We benefit from tax-exempted income and tax credits which are expected to continue in the future. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,187 million for the year ended 31 December 2017, a decrease of USD 341 million from USD 1,528 million for the year ended 31 December 2016, primarily due the impact of the Brazilian Federal Tax Regularization Program entered into by Ambev, as discussed above. Please refer to note 8, 12 and 32 of our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for further information.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2017 was USD 7,996 million compared to USD 1,241 million for the year ended 31 December 2016, with basic earnings per share of USD 4.06, based on 1,971 million shares outstanding, representing the weighted average number of ordinary and Restricted Shares outstanding during the year ended 31 December 2017. For the definition of the weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.”

Excluding the after-tax impact of exceptional items discussed above and the impact of discontinued operations, profit attributable to our equity holders for the year ended 31 December 2017 would have been USD 7,967 million, and basic earnings per share would have been USD 4.04.

The increase in profit attributable to our equity holders in the year ended 31 December 2017 was primarily due to the increased profit, the timing of the prior year SAB pre-acquisition funding costs which were not matched by earnings until the closing of the SAB combination and the reporting of SAB results as of the fourth quarter of 2016, and higher exceptional net finance cost in the year ended 31 December 2016. Profit attributable to our equity holders also benefitted from a one-time deferred tax remeasurement following the U.S. tax reform, partially offset by the impact of the Brazilian Federal Tax Regularization Program entered into by Ambev.

	Year ended 31 December 2017	Year ended 31 December 2016(1)
	(USD per share)
Profit from operations excluding exceptional items(1)	10.38	7.72
Mark-to-market (hedging of our share-based payment programs) (1)	(0.17)	(0.22)
Pre-funding of the SAB combination(1)	—	(0.71)
Net finance cost(1)	(3.22)	(2.10)
Income tax expense(1)	(1.60)	(0.98)
Associates & non-controlling interest(1)	(0.75)	(0.88)
Share dilution(1)	(0.60)	—

Earnings per share excluding exceptional items and discontinued operations	4.04	2.83
Exceptional items, before taxes, attributable to equity holders of AB InBev	(0.34)	(0.23)
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	(0.35)	(1.96)
Exceptional taxes attributable to equity holders of AB InBev	0.42	0.04
Exceptional items attributable to non-controlling interest	0.27	0.01
Profit from discontinued operations	0.01	0.03

Basic earnings per share	4.06	0.72

Note:

(1)	Earnings per share before dilution, calculated based upon the weighted average number of shares in the year ended 31 December 2016 of 1,717 million shares. Earnings per share after dilution based upon the weighted average number of shares in the year ended 31 December 2017 of 1,971 million shares.

Year Ended 31 December 2016 Compared to the Year Ended 31 December 2015

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately. Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2016(3)	Year ended 31 December 2015(2)	Change
	(thousand hectoliters)		(%)(1)
North America	116,890	118,151	(1.1)
Latin America West	63,618	43,617	45.9
Latin America North	118,012	123,468	(4.4)
Latin America South	32,158	34,009	(5.4)
EMEA	75,348	45,481	65.7
Asia Pacific	92,278	90,068	2.5
Global Export and Holding Companies	1,940	2,522	(23.1)

Total	500,242	457,317	9.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.
(3)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016. The former SAB geographies were included in our business segments as follows: Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within Asia Pacific. Exports to countries in which we have operations following the combination with SAB were allocated to the respective regions in the segment reporting.

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

•	The combination with SAB, which was included as from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, increased our volumes by 51.4 million hectoliters. The acquisition of the SAB retained businesses primarily affects our EMEA, Latin America West and Asia Pacific regions, and, to a lesser degree, our Latin America North region.

•

Other 2016 acquisitions and disposals mainly include the acquisition of certain craft breweries in the United States, Canada, Europe and the Caribbean and the disposal of a brewery in Germany. The 2015 acquisitions and disposals include the termination of certain distribution rights in Europe, the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster Beverage Corporation, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru. These 2015 and 2016 transactions positively impacted our volumes, in the aggregate, by 0.1 million hectoliters (net) for the year ended 31 December 2016 compared to the year ended 31 December 2015.

For further details of these acquisitions and disposals, see “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 included in this Form 20-F.

Excluding volume changes attributable to the combination with SAB and the acquisitions and disposals described above, total volumes declined 1.9% in the year ended 31 December 2016 compared to our volumes for the year ended 31 December 2015.

North America

In the year ended 31 December 2016, our volumes in North America decreased by 1.3 million hectoliters, or 1.1%, compared to the year ended 31 December 2015.

We estimate that the United States industry’s beer sales-to-retailers adjusted for the number of selling days declined by 1.0% in the year ended 31 December 2016 compared to the year ended 31 December 2015. On the same basis, we estimate that our shipment volumes in the United States and our beer sales-to-retailers adjusted for the number of selling days declined by 1.7% and 2.0%, respectively. We estimate that our total market share, based on beer sales-to-retailers adjusted for the number of selling days, declined by approximately 50 bps during 2016 compared to 2015, which is a 15 bps trend improvement over 2015.

We estimate that Budweiser sales-to-retailers adjusted for the number of selling days declined by mid-single digits, with the brand’s share of total market down approximately 25 bps in 2016. On the same basis, we estimate that Bud Light’s share of total market was down approximately 50 bps, with some share loss in the premium light category. Our portfolio of above premium brands performed well during the year, with sales-to-retailers adjusted for the number of selling days up by mid-single digits, leading to a gain of approximately 45 bps of total market share, based on our estimate.

In Canada, our volumes increased by low single digits in the year ended 31 December 2016 compared to the year ended 31 December 2015 due to a soft industry.

Latin America West

In the year ended 31 December 2016, our volumes in Latin America West increased by 20.0 million hectoliters, or 45.9%, compared to the year ended 31 December 2015.

The combination with SAB, which was included as from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, increased our volumes by 17.5 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our total volumes increased by high single digits compared to the year ended 31 December 2015.

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

The combination with SAB, which was included as from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, increased our volumes by 0.7 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, as well as the transfer of certain activities from Global Export and Holding Companies, our volumes decreased by 5.9%.

In Brazil, volume performance remained under pressure due to a challenging consumer environment, with declining real disposable income and the rising of the unemployment rate to its highest level since 1995. We estimate that the beer industry volumes declined by approximately 5.3% in the year ended 31 December 2016 compared to the year ended 31 December 2015, and that our market share declined by 120 bps to 66.3%, based on AC Nielsen data.

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

The combination with SAB, which was included as from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, increased our volumes by 30.6 million hectoliters.

Excluding volume changes attributable to the combination with SAB and the other acquisitions and disposals described above, our beer volumes for the year ended 31 December 2016 decreased by low single digits compared to the year ended 31 December 2015. Western Europe total volumes grew by low single digits in the year ended 31 December 2016 compared to the year ended 31 December 2015, driven by market share gains in the majority of our markets, while Eastern Europe total volumes declined by high single digits on the same basis, due to industry weakness and share loss, following price increases mainly on value segment brands in Russia.

Our beer volumes in South Africa declined by mid-single digits on a year-over-year basis for the Combined Group as a result of macroeconomic weakness and a sizable price increase, due to currency and commodity headwinds. However, our premium brands, Castle Lite and Flying Fish, delivered solid volume growth. Nigeria continued to experience double digit volume growth on a year-over-year basis for the Combined Group on the back of increased capacity and further market penetration. Tanzania posted low single digit total volumes decline on a year-over-year basis for the Combined Group due to pressure on consumers’ disposable incomes and as it cycles a difficult comparable. Total volumes in Mozambique grew by low single digits on a year-over-year basis for the Combined Group as we grew market share, despite a difficult macroeconomic situation. In Zambia, an economic slowdown and lower consumer disposable income resulted in a double digit volume decline on a year-over-year basis for the Combined Group despite improvements in our market share.

Asia Pacific

For the year ended 31 December 2016, our volumes increased by 2.0 million hectoliters, or 2.2%, compared to the year ended 31 December 2015.

The combination with SAB, which was included as from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, increased our volumes by 2.5 million hectoliters.

Excluding the acquisitions and disposals described above and the combination with SAB, our beer volumes for the year ended 31 December 2016 remained basically flat compared to the year ended 31 December 2015.

In China, we continue to see industry weakness with estimated total industry volumes declining by approximately 3.8% in the year ended 31 December 2016 compared to the year ended 31 December 2015, with our volumes contracting by only 1.2%. This resulted in approximately 45 bps of share gain for us on the back of our strategy to pursue long-term growth in the most profitable core plus, premium and super premium segments due to a growing number of urban middle class and affluent class consumer households. The combined volumes of our core plus, premium and super premium brands now account for over 55% of our total China volumes.

In Australia, we took over distribution rights for Budweiser, Stella Artois and Corona, and other premium brands as part of the combination with SAB and became the market leader in the country, especially as Corona is the largest premium imported brand. Despite a soft fourth quarter 2016, we estimate that we gained share in the country in 2016 on a year-over-year basis for the Combined Group.

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

	Year ended 31 December 2016(3)	Year ended 31 December 2015(2)	Change
	(USD millions)		(%)(1)
North America	15,698	15,603	0.6
Latin America West	5,188	4,079	27.2
Latin America North	8,461	9,096	(7.0)
Latin America South	2,850	3,331	(14.4)
EMEA	6,010	4,128	45.5
Asia Pacific	6,074	5,784	5.0
Global Export and Holding Companies	1,237	1,582	(21.8)

Total	45,517	43,604	4.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.
(3)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Our consolidated revenue was USD 45,517 million for the year ended 31 December 2016. This represented an increase of USD 1,913 million, or 4.4%, as compared to our consolidated revenue for the year ended 31 December 2015. The results for the year ended 31 December 2016 reflect the performance of our business after the completion of the combination with SAB, certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•	The combination with SAB, which was included from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, positively impacted our consolidated revenue by USD 3,753 million for the year ended 31 December 2016 compared to the year ended 31 December 2015.

•	Our 2015 consolidated results were impacted by the phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. in connection with the disposal of the Piedras Negras glass plant, the termination of certain distribution rights in Europe and the termination of agreements with Crown Imports, for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru (collectively, the “other 2015 acquisitions and disposals”). Furthermore, our 2016 consolidated results were impacted by the continued phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. and by the acquisition of certain craft breweries in the United States, Canada, Europe and the Caribbean and the disposal of a brewery in Germany (collectively, the “other 2016 acquisitions and disposals” and together with the other 2015 acquisitions and disposals, the “other 2015 and 2016 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 87 million (net) for the year ended 31 December 2016 compared to the year ended 31 December 2015.

•	Our consolidated revenue for the year ended 31 December 2016 also reflects an unfavorable currency translation impact of USD 2,794 million mainly arising from currency translation effects in Latin America South, Latin America North and Latin America West.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our revenue increased 2.4%, and by 4.4% on a per hectoliter basis, in the year ended 31 December 2016 compared to the year ended 31 December 2015, driven by our revenue management initiatives and brand mix, as we continue to implement premiumization strategies. Our consolidated revenue for the year ended 31 December 2016 was partly impacted by the developments in volumes discussed above.

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

Cost of Sales

The following table reflects changes in the cost of sales across our business segments for the year ended 31 December 2016 as compared to the year ended 31 December 2015:

	Year ended 31 December 2016(3)	Year ended 31 December 2015(2)	Change
	(USD millions)		(%)(1)
North America	(5,858)	(6,122)	4.3
Latin America West	(1,470)	(1,118)	(31.5)
Latin America North	(3,169)	(3,032)	(4.5)
Latin America South	(927)	(1,148)	19.3
EMEA	(2,590)	(1,712)	(51.2)
Asia Pacific	(2,855)	(2,840)	(0.5)
Global Export and Holding Companies	(935)	(1,166)	19.8

Total	(17,803)	(17,137)	(3.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.
(3)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Our consolidated cost of sales was USD 17,803 million for the year ended 31 December 2016. This represented an increase of USD 666 million or 3.9%, as compared to our consolidated cost of sales for the year ended 31 December 2015. The results for the year ended 31 December 2016 reflect the performance of our business after the completion of the combination with SAB, certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•	The combination with SAB, which was included as from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, negatively impacted our consolidated cost of sales by USD 1,428 million for the year ended 31 December 2016 compared to the year ended 31 December 2015.

•	The 2015 and 2016 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 129 million for the year ended 31 December 2016 compared to the year ended 31 December 2015.

•	Our consolidated cost of sales for the year ended 31 December 2016 also reflects a positive currency translation impact of USD 913 million mainly arising from currency translation effects in Latin America South, Latin America North and Latin America West.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our cost of sales increased by 1.7%. On a per hectoliter basis, our cost of sales increased by mid-single digits, driven primarily by unfavorable foreign exchange transactional impacts, higher depreciation from recent investments and product mix. Our consolidated cost of sales for the year ended 31 December 2016 was partly impacted by the developments in volumes discussed above.

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

	Year ended 31 December 2016(2)	Year ended 31 December 2015	Change
	(USD millions)		(%)(1)
Distribution expenses	(4,543)	(4,259)	(6.7)
Sales and marketing expenses	(7,745)	(6,913)	(12)
Administrative expenses	(2,882)	(2,560)	(12.6)
Other operating income/(expenses)	732	1,032	(29.1)

Total operating expenses	(14,439)	(12,700)	(13.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Selling, General and Administrative Expenses

The following table reflects changes in our selling, general and administrative expenses across our business segments for the year ended 31 December 2016 as compared to the year ended 31 December 2015:

	Year ended 31 December 2016(3)	Year ended 31 December 2015(2)	Change
	(USD millions)		(%)(1)
North America	(4,438)	(4,113)	(7.9)
Latin America West	(1,805)	(1,541)	(17.1)
Latin America North	(2,618)	(2,601)	(0.7)
Latin America South	(704)	(780)	9.7
EMEA	(2,163)	(1,647)	(31.4)
Asia Pacific	(2,364)	(2,253)	(4.9)
Global Export and Holding Companies	(1,080)	(797)	(35.6)

Total	(15,171)	(13,731)	(10.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.
(3)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

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

•	The combination with SAB, which was included as from the fourth quarter of 2016 within our consolidated results for the year ended 31 December 2016, negatively impacted our consolidated selling, general and administrative expenses by USD 1,213 million for the year ended 31 December 2016 compared to the year ended 31 December 2015.

•	The 2015 and 2016 acquisitions and disposals described above negatively impacted our consolidated operating expenses by USD 149 million for the year ended 31 December 2015.

•	Our consolidated operating expenses for the year ended 31 December 2016 also reflect a positive currency translation impact of USD 977 million.

Excluding the effects of the business acquisitions and disposals described above, the combination with SAB and currency translation effects, our consolidated selling, general and administrative expenses increased by 7.7%, with increased support behind the long-term growth of our brands and sales activations. The increased investments included further support for the growth of our global brands and our premiumization initiatives.

Other Operating Income/(Expenses)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2016 as compared to the year ended 31 December 2015:

	Year ended 31 December 2016(3)	Year ended 31 December 2015(2)	Change
	(USD millions)		(%)(1)
North America	39	50	(22.0)
Latin America West	75	231	(67.5)
Latin America North	328	557	(41.1)
Latin America South	20	7	185.7
EMEA	44	28	54.1
Asia Pacific	131	146	(9.9)
Global Export and Holding Companies	95	11	—

Total	732	1,032	(29.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.
(3)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

The net positive effect of our other operating income and expenses for the year ended 31 December 2016 was USD 732 million. This represented a decrease of USD 300 million, or 29.1%, compared to the year ended 31 December 2015. The results for the year ended 31 December 2016 reflect a positive impact from the combination with SAB of USD 61 million, a negative impact from other acquisitions and disposals of USD 111 million and negative currency translation impact of USD 44 million.

Excluding the effects of the business acquisitions and disposals, currency translation effects described above and a change in the presentation of certain commercial agreements in Mexico to sales and marketing expenses, our net other operating income and expenses would have decreased by 13.9% for the year ended 31 December 2016 as compared to the year ended 31 December 2015, due to lower government grants in China and Brazil.

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

For the year ended 31 December 2016, exceptional items included in profit from operations consisted of restructuring charges, acquisition costs of business combinations and business and asset disposal. Exceptional items were as follows for the years ended 31 December 2016 and 2015:

	Year ended 31 December 2016(1)	Year ended 31 December 2015
	(USD millions)
Restructuring	(323)	(171)
Acquisition costs of business combinations	(448)	(55)
Business and asset disposal	377	524
Impairment of assets	—	(82)
Judicial settlement	—	(80)

Total	(394)	136

Note:

(1)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 323 million for the year ended 31 December 2016 as compared to a net cost of USD 171 million for the year ended 31 December 2015. These charges primarily relate to the integration of SAB, and to organizational alignments in EMEA, Asia Pacific and Latin America West. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision making and improvements to efficiency, service and quality.

Acquisition Costs of Business Combinations

Acquisition costs of USD 448 million for the year ended 31 December 2016 primarily related to costs incurred in relation to the combination with SAB.

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

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2016 as compared to the year ended 31 December 2015:

	Year ended 31 December 2016(3)	Year ended 31 December 2015(2)	Change
	(USD millions)		(%)(1)
North America	5,412	5,520	(2.0)
Latin America West	2,240	1,681	33.3
Latin America North	2,981	3,937	(24.3)
Latin America South	1,228	1,400	(12.3)
EMEA	1,184	870	36.1
Asia Pacific	903	928	(2.7)
Global Export and Holding Companies	(1,066)	(434)	—

Total	12,882	13,904	(7.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2015 have been restated to reflect this allocation.
(3)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

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

•	Our consolidated profit from operations for the year ended 31 December 2016 also reflects a negative currency translation impact of USD 1,004 million.

•	The 2015 and 2016 acquisitions and disposals described above and the combination with SAB positively impacted our consolidated profit from operations by USD 796 million for the year ended 31 December 2016 compared to the year ended 31 December 2015.

•	Our profit from operations for the year ended 31 December 2016 was negatively impacted by USD 394 million of certain exceptional items, as compared to a positive impact of USD 136 million for the year ended 31 December 2015. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2016 and 2015.

•	Our profits from operations were affected by volume, revenue and cost devaluations, particularly in Brazil, where beer volumes were down, revenues suffered and costs of sales rose compared with 2015 due to devaluation of the Brazilian real.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2016 as compared to the year ended 31 December 2015:

	Year ended 31 December 2016(2)	Year ended 31 December 2015	Change
	(USD millions)		(%)(1)
Profit of the year	2,769	9,867	(71.9)
Profit from discontinued operations	(48)	—	—
Net finance cost	8,564	1,453	489.4

	Year ended 31 December 2016(2)	Year ended 31 December 2015	Change
	(USD millions)		(%)(1)
Income tax expense	1,613	2,594	(37.8)
Share of result of associates and joint ventures	(16)	(10)	60.0

Profit from operations	12,882	13,904	(7.4)
Depreciation, amortization and impairment	3,479	3,153	10.3

EBITDA, as defined	16,361	17,057	(4.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

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

See “—Year Ended 31 December 2017 Compared to Year Ended 31 December 2016—EBITDA, as defined” above for more information about our definition of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 16,361 million for the year ended 31 December 2016. This represented a decrease of USD 696 million, or 4.1%, as compared to our EBITDA, as defined, for the year ended 31 December 2015. The results for the year ended 31 December 2016 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2015 and 2016 discussed above, the combination with SAB and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 394 million (before impairment losses) of certain exceptional items in the year ended 31 December 2016, as compared to a positive impact of USD 218 million (before impairment losses) during the year ended 31 December 2015. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2016 and 2015.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2016 and 2015:

	Year ended 31 December 2016(2)	Year ended 31 December 2015	Change
	(USD millions)		(%)(1)
Net interest expense	(3,519)	(1,466)	(140.0)
Net interest on net defined benefit liabilities	(113)	(118)	4.2
Accretion expense	(648)	(326)	(98.8)
Other financial results	(928)	671	—

Net finance cost before exceptional finance results	(5,208)	(1,239)	(320.3)
Mark-to-market (Grupo Modelo deferred share instrument)	(304)	511	—

	Year ended 31 December 2016(2)	Year ended 31 December 2015	Change
	(USD millions)		(%)(1)
Mark-to-market (Portion of the FX hedging of the purchase price of the combination with SAB that does not qualify for hedge accounting)	(2,693)	(688)	(291.4)
Other mark-to-market adjustments (Restricted Shares and euro bonds)	39	(18)	—
Other	(398)	(19)	—

Exceptional net finance income/(cost)	(3,356)	(214)	—

Net finance income/(cost)	(8,564)	(1,453)	(489.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Our net finance cost for the year ended 31 December 2016 was USD 8,564 million, as compared to USD 1,453 million for the year ended 31 December 2015, representing an increase of USD 7,111 million.

The increase in net finance costs before exceptional financial items is driven primarily by the additional net interest expenses resulting from the bond issuances in January and March 2016 related to the funding of the combination with SAB, as well as higher accretion expenses and net losses on hedging instruments that are not part of a hedge accounting relationship. Accretion expenses increased by USD 322 million primarily due to the additional net interest expenses resulting from the bond issuances in first quarter 2016 related to the funding of the combination with SAB. Other financial results include a negative mark-to-market adjustment of USD 384 million in 2016, linked to the hedging of our share-based payment programs compared to a mark-to-market gain of USD 844 million for the period ended 31 December 2015.

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

Exceptional net finance costs in 2016 include a negative mark-to-market adjustment of USD 2,693 million as a result of derivative foreign exchange forward contracts and other non-derivative items entered into in order to economically hedge against exposure to changes in the U.S. dollar exchange rate for the cash component of the purchase consideration of SAB in pound sterling and South African rand, for which a portion of the hedges could not qualify for hedge accounting. Since inception of the derivative contracts in 2015 and upon the completion of the combination with SAB, a USD 12.3 billion negative mark-to-market adjustment related to such hedging was recognized cumulatively over 2015 and 2016, of which USD 7.4 billion qualified for hedge accounting and was, accordingly, allocated as part of the SAB consideration paid.

Exceptional net finance cost also includes mark-to-market losses of USD 304 million on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a mark-to-market gain of USD 511 million for the period ended 31 December 2015, and a mark-to-market loss of USD 127 million related to derivative instruments entered into to hedge part of the Restricted Shares issued in relation to the combination with SAB. The number of shares covered by the hedging of the deferred share instrument and the Restricted Shares, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2016	Year ended 31 December 2015
Ordinary Share price at the start of the period (in euro)(1)	114.40	93.86
Ordinary Share price at the end of the period (in euro)(1)	100.55	114.4
Number of derivative equity instruments at the end of the period (in millions)	38.1	23.1

Note:

(1)	Upon completion of the combination with SAB on 10 October 2016, former AB InBev Ordinary Shares have been converted into AB InBev Ordinary Shares.

Other exceptional net finance costs of USD 398 million in 2016 mainly relate to commitment fees for the 2015 Senior Facilities Agreement paid during the period, as well as costs linked to the early redemption of SAB bonds.

Share of Result of Associates and Joint Ventures

Our share of result of associates and joint ventures for the year ended 31 December 2016 was USD 16 million as compared to USD 10 million for the year ended 31 December 2015.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2016 amounted to USD 1,613 million, with an effective tax rate of 37.4%, as compared to an income tax expense of USD 2,594 million and an effective tax rate of 20.8% for the year ended 31 December 2015. The increase in the effective tax rate is mainly due to the unfavorable impact on profit before tax of the negative mark-to-market adjustment related to the hedging of the purchase price of the combination with SAB that could not qualify for hedge accounting.

In 2016 and 2015, we recognized the benefit at the Ambev level from the impact of interest on equity payments and tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006 and other mergers was to reduce income tax expense for the year ended 31 December 2016 by USD 41 million. In October 2013 and June 2016, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and Its Subsidiaries—Tax Matters—Special Goodwill Reserve” for further information.

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

Earnings per share excluding exceptional items declined from USD 5.20 per share in 2015 to USD 2.83 per share in 2016. USD 1.87 per share, or 79% of the year-over-year change, resulted from changes outside of the ordinary course of business. USD 0.74 per share resulted from the funding of the combination with SAB prior to the closing of the transaction and full consolidation of SAB in the results. USD 0.39 per share resulted from foreign exchange translational gains on U.S. dollar cash held in Mexico in 2015 that did not reoccur in 2016 and USD 0.74 per share relates to year-over-year changes on the non-cash mark-to-market adjustments relating to our share based payments.

Year-over-year changes in the ordinary course of business include the SAB results since completion of the combination with SAB and the post-closing acquisition funding cost. The net negative impact on our earnings per share of USD 0.50 per share in the ordinary course of business is largely due to the foreign currency devaluation of USD 0.60 per share.

	Year ended 31 December 2016(1)	Year ended 31 December 2015
	(USD per share)
Profit from operations attributable to equity holders of AB InBev excluding exceptional items(2)	7.52	7.00
Funding of the combination with SAB post-closing	(0.29)	—
Other net finance costs(2)	(1.80)	(1.56)
Foreign exchange translation and other items(3)	(0.60)	—
Income tax expense(2)	(1.08)	(1.19)
Pre-funding of the combination with SAB pre-closing	(0.74)	—
Mexico foreign exchange gains (non-cash items)	0.04	0.43
Mark-to-market (Hedging of our share-based payment programs)	(0.22)	0.52

Earnings per share excluding exceptional items and discontinued operations	2.83	5.20
Exceptional items, after taxes, attributable to equity holders of AB InBev	(0.18)	(0.02)
Exceptional net finance income/(cost), attributable to equity holders of AB InBev	(1.96)	(0.13)
Profit from discontinued operations	0.03	—

Basic earnings per share	0.72	5.05

Note:

(1)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.
(2)	Calculated at 2015 average foreign exchange rate.
(3)	Current impact of translating items converted at 2015 average foreign exchange rate to 2016 average foreign exchange rate.

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2017, 2016 and 2015:

	Year ended 31 December,
	2017	2016	2015
U.S. dollar	27.5%	33.1%	34.0%
Brazilian real	14.5%	15.8%	18.5%
Chinese yuan	7.5%	8.9%	9.6%
Mexican peso	7.0%	9.3%	11.1%
South African rand	6.2%	2.7%	—
Euro	5.5%	6.6%	6.0%
Colombian peso	3.8%	1.4%	0.1%
Argentinean peso	3.5%	3.5%	4.8%
Canadian dollar	3.3%	4.1%	4.1%
Australian dollar	3.0%	0.8%	—
Peruvian peso	2.6%	0.8%	—
South Korean won	2.5%	2.9%	3.0%
Pound sterling	1.7%	1.8%	2.1%
Dominican peso	1.5%	1.9%	1.7%
Other	9.9%	6.4%	5.0%

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2017, 2016 and 2015:

•	We recorded a positive translation impact of USD 347 million on our revenue for the year ended 31 December 2017 (as compared to a negative impact of USD 2,794 million on our revenue in 2016 and a negative impact of USD 5,957 million on our revenue in 2015) and a positive translation impact of USD 112 million on our profit from operations for the year ended 31 December 2017 (as compared to a negative impact of USD 1,004 million on our profit from operations in 2016 and a negative impact of USD 2,111 million in 2015).

•	Our reported profit of the year was positively affected by a USD 126 million translation impact for the year ended 31 December 2017 (as compared to a negative translation impact of USD 649 million in 2016 and a negative impact of USD 1,492 million in 2015), while the positive translation impact on our earnings per share base for the year ended 31 December 2017 was USD 100 million, or USD 0.05 per share (as compared to a negative impact of USD 505 million, or USD 0.27 per share, in 2016 and USD 1,109 million, or USD 0.68 per share, in 2015).

•	Our net debt increased by USD 4,184 million in the year ended 31 December 2017 as a result of translation impacts (as compared to a decrease of USD 349 million in 2016, and a decrease of USD 1,100 million in 2015).

•	Equity attributable to our equity holders increased by USD 1,053 million in the year ended 31 December 2017 as a result of translation impacts (as compared to a decrease of USD 3,265 million in 2016 and a decrease of USD 6,157 million in 2015).

See note 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

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

Equity attributable to our equity holders and non-controlling interests amounted to USD 80.2 billion as of 31 December 2017 (USD 81.4 billion as of 31 December 2016 and USD 45.7 billion as of 31 December 2015) and our net debt amounted to USD 104.4 billion as of 31 December 2017 (USD 107.9 billion as of 31 December 2016 and USD 42.2 billion as of 31 December 2015). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

We expect the portion of our consolidated balance sheet represented by debt to remain significantly higher as compared to former AB InBev’s historical position. Our level of debt could have significant consequences, including:

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

We also have a revolving facility under our 2010 Senior Facilities Agreement, with a total commitment of USD 9.0 billion, maturing in August 2022. As of 31 December 2017, the revolving facility was fully undrawn.

Our ability to manage the maturity profile of our debt and repay our outstanding indebtedness in line with management plans will nevertheless depend upon market conditions. If such uncertain market conditions as experienced in the period between late 2007 and early 2009 and again in 2011 continue in the future, our financing costs could increase beyond what is currently anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due would have a material adverse effect on our financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and may face financial risks due to our level of debt, uncertain market conditions and as a result of the potential downgrading of our credit ratings.”

Our cash, cash equivalents and short-term investments in debt securities, less bank overdrafts, as of 31 December 2017 amounted to USD 11.7 billion.

As of 31 December 2017, we had total liquidity of USD 20.7 billion, which consisted of USD 9 billion available under committed long-term credit facilities and USD 11.7 billion of cash, cash equivalents and short-term investments in debt securities, less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2017, 2016 and 2015:

	Year ended 31 December (audited)
	2017	2016(1)	2015
	(USD millions)
Cash flow from operating activities	15,430	10,110	14,121
Cash flow from (used in) investing activities	7,854	(60,077)	(4,930)
Cash flow from (used in) financing activities	(21,004)	50,731	(9,281)

Net increase/(decrease) in cash and cash equivalents	2,280	764	(90)

Note:

(1)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2017, 2016 and 2015 were as follows:

	Year ended 31 December (audited)
	2017	2016(2)	2015
	(USD millions)
Profit of the year	9,183	2,769	9,867
Interest, taxes and non-cash items included in profit	12,484	13,572	6,859

Cash flow from operating activities before changes in working capital and provisions	21,667	16,341	16,726
Change in working capital(1)	219	173	1,786
Pension contributions and use of provisions	(616)	(470)	(449)
Interest and taxes (paid)/received	(5,982)	(5,977)	(3,964)
Dividends received	142	43	22

Cash flow from operating activities	15,430	10,110	14,121

Note:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results of the retained SAB operations as of the fourth quarter of 2016.

Non-cash items included in profit of the year include: depreciation, amortization and impairments, including impairment losses on receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of results of associates and joint ventures; net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for a more comprehensive overview of our cash flow from operating activities.

Our primary source of cash flow for our ongoing activities and operations is our cash flow from operating activities. For extraordinary transactions (such as the 2008 Anheuser-Busch Companies acquisition, the 2013 Grupo Modelo combination and the combination with SAB), we may, from time to time, also rely on cash flows from other sources. See “—Cash Flow used in Investing Activities” and “—Cash Flow from/(used in) Financing Activities” below.

Cash flow from operating activities in 2017 increased by USD 5,320 million, or 53%, from USD 10,110 million in 2016 to USD 15,430 million in 2017, mainly explained by higher profit of the year following the SAB combination in the fourth quarter 2016.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as “core” (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital contributed USD 219 million to operational cash flow in 2017. This contribution includes USD 107 million cash inflow from derivatives.

Cash flow from operating activities in 2016 decreased by USD 4,011 million, or 28.4%, from USD 14,121 million in 2015 to USD 10,110 million in 2016, mainly explained by higher taxes and interest paid and a difficult comparable on working capital due to lower trade payables as a result of reduced production volumes in Brazil.

Cash Flow used in Investing Activities

Our cash flows used in investing activities for the years ended 31 December 2017, 2016 and 2015 were as follows:

	Year ended 31 December (audited)
	2017	2016(3)	2015
	(USD millions)
Net capital expenditure(1)	(4,124)	(4,768)	(4,337)
Acquisition of SAB, net of cash acquired	—	(65,166)	—
Net of tax proceeds from SAB transaction-related divestitures	8,248	16,342	—
Acquisition and sale of subsidiaries and associates, net of cash acquired/disposed of	(556)	(792)	(918)
Proceeds from the sale of / (investment in) short-term debt securities	4,337	(5,583)	169
Net of tax proceeds from the sale of assets held for sale	16	146	397
Other(2)	(67)	(256)	(241)

Cash flow from (used in) investing activities	7,854	(60,077)	(4,930)

Note:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
(2)	Reclassified to conform to the 2015 presentation.
(3)	Following completion of the combination with SAB, we consolidated SAB and report results of the retained SAB operations as of the fourth quarter of 2016.

Cash flow from investing activities was USD 7,854 million in 2017 as compared to USD 60,077 million cash flow used in 2016. The 2017 cash flow from investing activities mainly reflects the proceeds from the announced divestitures completed during 2017, net of taxes paid in 2017 on prior year divestitures.

Our net capital expenditures amounted to USD 4,124 million in 2017 and USD 4,768 million in 2016. Out of the total capital expenditures of 2017, approximately 45% was used to improve our production facilities while 30% was used for logistics and commercial investments. Approximately 25% was used for improving administrative capabilities and the purchase of hardware and software.

Cash flow used in investing activities was USD 60,077 million in 2016 as compared to USD 4,930 million in 2015. The 2016 cash flow used in investing activities is mainly impacted by the payment associated with the combination with SAB net of the cash acquired and the proceeds from the announced divestitures.

Cash Flow from/(used in) Financing Activities

Our cash flows from/(used in) financing activities for the years ended 31 December 2017, 2016 and 2015 were as follows:

	Year ended 31 December (audited)
	2017	2016(2)	2015
	(USD millions)
Dividends paid(1)	(9,275)	(8,450)	(7,966)
Net (payments on) / proceeds from borrowings	(9,957)	62,675	457
Net proceeds from the issue of share capital	—	—	5
Share buyback	—	—	(1,000)
Other (including net financing costs other than interest)	(1,772)	(3,494)	(777)

Cash flow from (used in) financing activities	(21,004)	50,731	(9,281)

Notes:

(1)	Dividends paid in 2017 consisted primarily of USD 8.0 billion paid by Anheuser-Busch InBev SA/NV and USD 1.1 billion paid by Ambev. Dividends paid in 2016 consisted primarily of USD 7.1 billion paid by Anheuser-Busch InBev SA/NV and USD 1.2 billion paid by Ambev. Dividends paid in 2015 consisted primarily of USD 6.6 billion paid by Anheuser-Busch InBev SA/NV and USD 1.3 billion paid by Ambev.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results of the retained SAB operations as of the fourth quarter of 2016.

Cash flow used in financing activities amounted to USD 21,004 million in 2017, as compared to a cash flow from financing activities of USD 50,731 million in 2016. The cash flow used in financing activities in 2017 reflects dividends paid and payments on borrowings.

For more information on the financing activities related to the combination with SAB and long-term debt issuances in 2016 and 2017, see “—Funding Sources—Borrowings.” Please also refer to note 24 of our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 16.5% of our profit from operations for the year ended 31 December 2017, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. Capital transfer restrictions are also common in certain developing countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country, and certain capital transfers to and from Ukraine are subject to obtaining specific permits. As at 31 December 2017, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of the operating subsidiaries.

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

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments, less bank overdrafts, at each of 31 December 2017, 2016 and 2015 were as follows:

	Year ended 31 December (audited)
	2017	2016(1)	2015
	(USD millions)
Cash and cash equivalents	10,472	8,579	6,923
Bank overdrafts	(117)	(184)	(13)
Investment in short-term debt securities	1,304	5,659	55

Cash and Cash Equivalents and Short-Term Investments	11,659	14,054	6,965

Notes:

(1)	Following completion of the combination with SAB, we consolidated SAB and report results of the retained SAB operations as of the fourth quarter of 2016.

Borrowings

During 2017, we issued the following series of bonds (excluding the issuances related to our exchange offers, as described below):

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
15 May 2017	1,300	CAD	2.600%	15 May 2024
15 May 2017	700	CAD	4.320%	15 May 2047
24 May 2017	650	GBP	1.750%	7 March 2025
24 May 2017	700	GBP	2.250%	24 May 2029
24 May 2017	900	GBP	2.850%	25 May 2037
6 September 2017	550	AUD	3.250%	6 September 2022
6 September 2017	650	AUD	3.750%	6 September 2024
6 September 2017	450	AUD	4.100%	6 September 2027
6 September 2017	300	AUD	3M BBSW + 97bps	6 September 2022

In connection with the combination with SAB, former AB InBev entered into the 2015 Senior Facilities Agreement. The 2015 Senior Facilities Agreement made the following five facilities available to us and our wholly owned subsidiaries, subject to certain conditions: (i) “Cash/DCM Bridge Facility A,” a 364-day bridge facility for up to USD 15.0 billion principal amount available; (ii) “Cash/DCM Bridge Facility B,” a 364-day bridge facility, with an option to extend for an additional 12 months, for up to USD 15.0 billion principal amount available; (iii) “Disposals Bridge Facility,” a 364-day bridge facility for up to USD 10.0 billion principal amount available; (iv) “Term Facility A,” a two-year term facility, with an option to extend for an additional 12 months, for up to USD 25.0 billion principal amount available; and (v) “Term Facility B,” a five-year term facility for up to USD 10.0 billion principal amount available.

In January 2016, we canceled USD 42.5 billion of commitments under the 2015 Senior Facilities Agreement following debt capital market issuances by our subsidiary Anheuser-Busch InBev Finance Inc. announced on 13 January 2016 and 20 January 2016, in which we received approximately USD 47.0 billion of net proceeds. Following receipt of proceeds from the issuance announced on 13 January 2016, we were required to cancel Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B in accordance with the mandatory cancellation and prepayment provisions of the 2015 Senior Facilities Agreement.

In March 2016, former AB InBev issued bonds in a debt capital markets offering under our EMTN Programme resulting in aggregate net proceeds of approximately EUR 13.1 billion, to which we are the successor-in-interest. As a result, we elected to cancel the remaining USD 12.5 billion of Term Facility A.

In October 2016, to fund the combination with SAB, former AB InBev: (i) utilized USD 10.0 billion of the Disposals Bridge Facility and USD 8.0 billion of Term Facility B and (ii) canceled the remaining USD 2.0 billion of Term Facility B. On 20 October 2016, we fully repaid and canceled the Disposals Bridge Facility.

On 10 April 2017, we repaid USD 6 billion of the USD 8 billion Term Facility B and on 12 June 2017, we fully repaid the remaining USD 2 billion outstanding. This Term Loan was the last remaining facility of the 75 billion US dollar credit facilities raised in October 2015 to finance the combination with SAB.

A summation of the Facilities, related cancellations and drawdowns as of 31 December 2017 is presented below:

Facility	Term	Applicable Margin (bps)	Original Amount (billion USD)	2016 Cancellation (billion USD)	October 2016 Drawdown (billion USD)	October 2016 Repayment (billion USD)	April 2017 Repayment (billion USD)	June 2017 Repayment (billion USD)
Term Facility A	3 Years	LIBOR + 110	25.0	(25.0)	—	—	—	—
Term Facility B	5 Years	LIBOR + 125	10.0	(2.0)	(8.0)	—	6.0	2.0
Disposal Bridge Facility	1 Year	LIBOR + 100	10.0	—	(10.0)	10.0	—	—
Bridge to Cash / DCM Facility A	1 Year	LIBOR + 100	15.0	(15.0)	—	—	—	—
Bridge to Cash / DCM Facility B	2 Years	LIBOR + 100	15.0	(15.0)	—	—	—	—

			75.0	(57.0)	(18.0)	10.0	6.0	2.0

The facilities bore interest calculated at LIBOR for a period equal to the length of the interest period plus an applicable margin. The margins on each facility were determined based on ratings assigned by rating agencies to our long-term debt. For Term Facility B, the margin ranged between 1.00% per annum and 1.45% per annum.

Furthermore, in 2017, we completed the following early redemptions, exchange offers and credit facilities cancellation:

•	In April 2017, we announced the final results of the United States private exchange offers for any and all of the outstanding notes listed below in exchange for a combination of our new notes due 2048 and cash:

Issuer	Title of series of notes issued exchanged	Original principal amount outstanding (thousand US dollar)	Principal amount outstanding exchanged(1) (thousand US dollar)	Principal amount not exchanged (thousand US dollar)
Anheuser-Busch Companies	7.55% Debentures due 2030	200 000	74 046	125 954
Anheuser-Busch Companies	6.80% Debentures due 2031	200 000	19 986	180 014
Anheuser-Busch Companies	6.80% Debentures due 2032	300 000	126 932	173 068
Anheuser-Busch Companies	5.95% Debentures due 2033	300 000	148 183	151 817
Anheuser-Busch Companies	5.75% Debentures due 2036	300 000	192 686	107 314
Anheuser-Busch Companies	6.45% Debentures due 2037	500 000	252 556	247 444
Anheuser Busch InBev Worldwide Inc.	6.375% Notes due 2040	500 000	255 575	244 425
Anheuser-Busch Companies	6.00% Debentures due 2041	250 000	83 583	166 417
Anheuser-Busch Companies	6.50% Debentures due 2042	250 000	74 449	175 551
Anheuser-Busch Companies	6.50% Debentures due 2043	300 000	122 392	177 608

Notes:

(1)	In accordance to IAS 39 the exchanged bonds were kept at their previous amortized cost.

The new notes mature on 6 October 2048 and will bear interest at rate per annum of 4.439%.

•	In August 2017, we completed an offer to exchange up to USD 1.7 billion of our outstanding unregistered notes, for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The unregistered notes were issued during April 2017 pursuant to the above exchange offer.

•	On 10 November 2017, we and our wholly owned subsidiaries, Anheuser-Busch InBev Finance Inc., SAB, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC exercised our respective options to redeem in full the entire outstanding principal amount of certain series of notes, consisting of USD 1.0 billion aggregate principal amount of fixed rate notes due 2018 bearing interest at an annual rate of 1.250%; USD 0.07 billion aggregate principal amount of fixed rate notes due 2018 bearing interest at an annual rate of 6.50%; USD 0.6 billion aggregate principal amount of fixed rate notes due 2018 bearing interest at an annual rate of 6.50%; and USD 0.2 billion aggregate principal amount of fixed rate notes due 2018 bearing interest at an annual rate of 4.50% and USD 0.5 billion aggregate principal amount of fixed rate notes due 2018 bearing interest at an annual rate of 5.50%.

In 2010, we entered into a senior facilities agreement (the “2010 Senior Facilities Agreement”). The 2010 Senior Facilities Agreement comprised a USD 5.0 billion term loan maturing in 2013, which was fully prepaid and terminated in April 2013, and a USD 8.0 billion multi-currency revolving credit facility maturing in 2015 (the “Revolving Facility”). In 2013, we amended the terms of the Revolving Facility, extending the provision of USD 7.2 billion to a revised maturity of July 2018. On 28 August 2015, we further amended the terms of the Revolving Facility to increase the total commitment to USD 9.0 billion and to extend the maturity to August 2020. Effective 3 October 2017, we further amended the Revolving Facility to extend the maturity by two years to August 2022. As of 31 December 2017, the Revolving Facility was fully undrawn.

The terms of the Revolving Facility and the 2015 Senior Facilities Agreement, as well as their intended uses, are described under “Item 10. Additional Information—C. Material Contracts.”

We expect the portion of our consolidated balance sheet represented by debt to remain significantly higher as compared to former AB InBev’s historical position. Our continued increased level of debt could have significant consequences, as described under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and may face financial risks due to our level of debt, uncertain market conditions and as a result of the potential downgrading of our credit ratings.”

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

We have a Euro Medium-Term Note Programme under which Anheuser-Busch InBev SA/NV may periodically issue and have outstanding debt denominated in any currency or currencies, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements, outside the U.S. to non-U.S. persons in reliance on Regulation S. The guarantors of payments of all amounts due in respect of notes issued under the EMTN Programme are Cobrew NV, Brandbrew SA, Brandbev S.à.R.L., Anheuser-Busch InBev Worldwide Inc., ABIFI and Anheuser-Busch Companies, LLC (subject to certain terms and conditions). Under the EMTN Programme, we may issue notes on a continuing basis up to a maximum aggregate principal amount of EUR 40.0 billion (USD 48.0 billion) or its equivalent in other currencies. Such notes may be fixed, floating, zero coupon or a combination of these. The proceeds from the issuance of any such notes may be used to repay short-term and/or long-term debt and to fund general corporate purposes of the AB InBev Group. If in respect of any particular issue of notes there is a particular identified use of proceeds, this will be stated in the applicable final terms relating to the notes. As of 31 December 2017, the total outstanding debt under the EMTN Programme amounted to EUR 24.0 billion (USD 28.8 billion). Our ability to issue additional notes under the EMTN Programme is subject to market conditions.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 1.0 billion (USD 1.2 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. We also have established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 3.0 billion. As of 31 December 2017, the total outstanding commercial paper under these programs amounted to USD 1.9 billion. Our ability to borrow additional amounts under the programs is subject to investor demand. If we are ever unable to refinance under these commercial programs as they become due, we have access to funding through the use of our committed lines of credit.

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2017, after certain hedging and fair value adjustments, USD 7.7 billion, or 6.6%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 108.8 billion, or 93.4%, bore a fixed interest rate. Our net debt is denominated in various currencies, though primarily in the U.S. dollar and the euro. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

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

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of EBITDA, as defined, adjusted for exceptional items, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. For our definition of EBITDA, as defined, see “—E. Results of Operations—Year Ended 31 December 2017 Compared to the Year Ended 31 December 2016—EBITDA, as defined.”

We have also entered into certain financial instruments in order to mitigate interest rate risks.

Please refer to note 29 of our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

We were in compliance with all our debt covenants as of 31 December 2017. The 2010 Senior Facilities Agreement does not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 24 of our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2017 and 2016:

	Year ended 31 December (audited)
	2017	2016(1)
	(USD millions)
Secured bank loans	502	862
Commercial papers	1,870	2,053
Unsecured bank loans	892	9,662
Unsecured bond issues	112,837	109,627
Unsecured other loans	68	121
Finance lease liabilities	213	234

Total	116,382	122,559

Notes:

(1)	Following completion of the combination with SAB, we consolidated SAB and report results of the retained SAB operations as of the fourth quarter of 2016.

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2017:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
		(USD millions)
Secured bank loans	502	272	128	18	33	51
Commercial papers	1,870	1,870	—	—	—	—
Unsecured bank loans	892	739	122	31	—	—
Unsecured bond issues	112,837	4,510	9,956	9,389	18,441	70,541
Unsecured other loans	68	15	18	7	3	25
Finance lease liabilities	213	27	29	20	23	114

Total	116,382	7,433	10,253	9,465	18,500	70,731

Note:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 December 2017.

Please refer to note 29 of our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of the date of this Form 20-F, our credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a negative outlook, and our credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 4,124 million during 2017 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2017, approximately 45% was used to improve our production facilities while 30% was used for logistics and commercial investments. Approximately 25% was used for improving administrative capabilities and purchase of hardware and software.

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

Research and Development

In 2017, we spent USD 276 million (USD 244 million in 2016 and USD 207 million in 2015) on research and development. The spend focused on product innovations, market research, as well as process optimization and product development. For further information, see “Item 4. Information on the Company—B. Business Overview—10. Intellectual Property; Research and Development—Research and Development.”

Investments and Disposals

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had, and are expected to continue to have, a significant effect on our results of operations and the comparability of period-to-period results. See “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes” for further information on significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2017, 2016, and 2015. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 included in this Form 20-F.

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

The following table provides a reconciliation of our net debt to the sum of current and non-current interest bearing loans and borrowings as of the dates indicated:

	31 December (audited)
	2017	2016(2)
	(USD million)
Non-current interest bearing loans and borrowings	108,949	113,941
Current interest bearing loans and borrowings	7,433	8,618

Total	116,382	122,559
Bank overdrafts	117	184
Cash and cash equivalents	(10,472)	(8,579)
Interest-bearing loans granted (included within Trade and other receivables)	(309)	(528)
Non-current and current debt securities (included within Investment securities)(1)	(1,328)	(5,683)

Net debt	104,390	107,953

Note:

(1)	See note 24 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results of the retained SAB operations as of the fourth quarter of 2016.

Net debt as of 31 December 2017 was USD 104.4 billion, a decrease of USD 3.6 billion as compared to 31 December 2016. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the proceeds from the announced divestitures completed during 2017 (USD 11.7 billion), the payment of taxes on disposals completed in 2016 (USD 3.4 billion), dividend payments to shareholders of AB InBev and Ambev (USD 9.3 billion), the payment of interests and taxes (USD 6.0 billion) and the impact of changes in foreign exchange rates (USD 4.2 billion increase of net debt).

Net debt as of 31 December 2016 was USD 108.0 billion, an increase of USD 65.8 billion as compared to 31 December 2015. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the payment associated with the combination with SAB net of the cash acquired and the proceeds from the announced divestitures completed at 31 December 2016 (USD 48.8 billion), the SAB debt assumed as part of the combination with SAB (USD 11.9 billion), the settlement of the portion of the derivatives hedging the SAB purchase consideration that did not qualify as hedge accounting (USD 4.5 billion), dividend payments to shareholders of former AB InBev and Ambev (USD 8.5 billion), the payment of interests and taxes (USD 6.0 billion) and the impact of changes in foreign exchange rates (USD 0.3 billion decrease of net debt).

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2017 was USD 72,585 million, compared to USD 71,339 million as at 31 December 2016. The increase in equity is mainly related to the combined effect of the strengthening of mainly the closing rates of the Australian dollar, the Canadian dollar, the Chinese yuan, the euro, the Mexican peso, the Peruvian nuevo sol, the South African rand and the South Korean won and the weakening of mainly the closing rates of the Argentinean peso, the Brazilian real and the Nigerian naira resulted in a positive foreign exchange translation adjustment of USD 1,053 million as at 31 December 2017.

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2016 was USD 71,339 million, compared to USD 42,137 million as at 31 December 2015. The increase in equity is mainly related to the combination with SAB which resulted in the issuance of 325,999,817 Restricted Shares valued at 33.0 billion euro (or USD 36.8 billion).

The equity attributable to equity holders was negatively impacted by the mark-to-market adjustments related to the hedging of the purchase price of the combination with SAB for the portion of the hedge that did not qualify for hedge accounting under IFRS rules. Following the combination with SAB, USD (12.3) billion negative mark-to-market adjustment related to such hedging and other non-derivative items were recognized cumulatively over 2015 and 2016, of which USD (7.4) billion qualified for hedge accounting and was, accordingly, reclassified from equity and allocated as part of the consideration paid.

Furthermore, the combined effect of the weakening of mainly the closing rates of the Argentine peso, the Australian dollar, the Chinese yuan, the Colombian peso, the euro, the Mexican peso, the pound sterling and the South Korean won and the strengthening of mainly the closing rates of the Brazilian real, the Canadian dollar, the Peruvian nuevo sol, the Russian ruble and the South African rand resulted in a foreign exchange translation adjustment of USD (3.3) billion as at 31 December 2016.

Further details on equity movements can be found in our consolidated statement of changes in equity in our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x.

See “—Funding Sources—Borrowings” above for details of long-term debt we entered into during 2017.

H. CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

The following table reflects certain of our contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flows in future periods, as of 31 December 2017:

			Payment Due By Period
Contractual Obligations	Contractual cash flows (2)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(USD millions)
Secured bank loans	(590)	(318)	(137)	(23)	(42)	(70)
Commercial papers	(1,871)	(1,871)	—	—	—	—
Unsecured bank loans	(927)	(761)	(129)	(37)	—	—
Unsecured bond issues	(167,056)	(8,951)	(13,951)	(12,908)	(24,655)	(106,591)
Unsecured other loans	(114)	(17)	(23)	(13)	(7)	(54)
Finance lease liabilities	(301)	(42)	(42)	(32)	(40)	(145)
Bank overdraft	(117)	(117)	—	—	—	—
Operating lease liabilities	(1,324)	(181)	(143)	(173)	(261)	(566)
Purchase commitments	(11,346)	(6,318)	(2,611)	(1,558)	(837)	(22)
Trade and other payables	(26,628)	(24,756)	(476)	(207)	(289)	(900)

Total(1)	(210,173)	(43,312)	(17,493)	(14,933)	(26,096)	(108,339)

Notes:

(1)	“Total” amounts refer to non-derivative financial liabilities including interest payments.

(2)	The loan and bond issue contractual cash flow amounts presented above differ from the carrying amounts for these items in our financial statements in that they include our best estimates of future interest payable (not yet accrued) in order to better reflect our future cash flow position.

Please refer to “—G. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Please refer to note 30 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for more information regarding our operating lease obligations.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 25 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2018 onwards. In 2017, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 433 million. Contributions to defined benefit pension plans for 2018 are estimated to be approximately USD 311 million for our funded defined benefit plans, and USD 79 million in benefit payments to our unfunded defined benefit plans and post-retirement medical plans. Please refer to note 25 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2017 and 2016:

	Year ended 31 December (audited)
	2017	2016(1)
	(USD million)
Collateral given for own liabilities	426	490
Collateral and financial guarantees received for own receivables and loans to customers	326	228
Contractual commitments to purchase property, plant and equipment	550	816
Contractual commitments to acquire loans to customers	16	11
Other commitments	1,834	1,768

Note:

(1)	Following completion of the combination with SAB, we consolidated SAB and report results of the retained SAB operations as of the fourth quarter of 2016.

As at 31 December 2017, the following M&A related commitments existed:

•	In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion. This investment occurred on 5 June 2013 and we have announced the delivery of the shares due under this deferred share transaction on 21 May 2018. The delivery obligation will be met through the use of part of our standing treasury shares. Pending the delivery of AB InBev shares, we will pay a coupon on each undelivered share, so that the deferred share instrument holders are compensated on an after-tax basis, for dividends they would have received had AB InBev shares been delivered to them prior to the record date for such dividend.

•	As part of the 2012 shareholders agreement between our subsidiary Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. On 1 December 2017, Ambev announced that ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of USD 0.9 billion. The transaction closed in January 2018 resulting in Ambev’s participation in CND increasing from 55% to 85%. As at 31 December 2017, the put option was valued USD 1.7 billion (2016: USD 1.5 billion).

•	On 11 October 2016, we were notified by The Coca-Cola Company of its intention to transition our stake in Coca-Cola Beverages Africa (“CCBA”). On 21 December 2016, we reached an agreement with The Coca-Cola Company regarding the transition of our 54.5% equity stake in CCBA for USD 3.15 billion, after customary adjustments. CCBA includes the Coca-Cola bottling operations in South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte and Comoros. This transaction was completed on 4 October 2017. In addition, we have reached an agreement in principle for The Coca-Cola Company to acquire our interest in bottling operations in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador and Honduras for an undisclosed amount. These transactions are subject to the relevant regulatory and minority approvals in different jurisdictions.

•	In September 2017, we entered into a transaction with Compañía Cervecerías Unidas S.A. (“CCU”) whereby we will recover the distribution rights for Budweiser in Argentina for a consideration of approximately USD 300 million. As part of the transaction, we will transfer the brands Isenbeck and Diosa to CCU. Concurrently, we and Quilmes, a subsidiary of Ambev, entered into an agreement whereby we will grant a perpetual license to Quilmes in Argentina for Budweiser and other North American brands upon the recovery of the distribution rights by us from CCU. The agreement also foresees the transfer of the brewery of Cervecería Argentina Sociedad Anónima Isenbeck by us to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) along with USD 50 million by Quilmes to CCU. The closing of these transactions is subject to the analysis and validation by the Argentinian antitrust authority of the main documents that will be executed at closing and other customary closing conditions.

•	On 11 October 2016, we completed the disposal of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the “Miller International Business” to Molson Coors Brewing Company. The disposal was completed for USD 12 billion in cash, subject to a downward purchase price adjustment. We set up a provision of USD 330 million as part of the opening balance sheet related to the purchase price adjustment. The parties entered into a settlement agreement on 21 January 2018 for USD 330 million of which USD 328 million constitutes the purchase price adjustment amount.

Please refer to note 31 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and others.

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 32 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

I. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—H. Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which we are subject. Please also refer to note 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

In order to fulfill our commitments under various outstanding stock option plans, we entered into stock lending arrangements for up to 19 million of our own Ordinary Shares. We shall pay the lenders any dividend equivalent, after tax, in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2017, 17 million loaned securities were used to fulfill our stock option plan commitments. Please also refer to note 26 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

J. OUTLOOK AND TREND INFORMATION

While recognizing volatility in some of our key markets, we expect to continue to deliver strong revenue and EBITDA, as defined (adjusted for exceptional items), growth in 2018, driven by the solid performance of our brand portfolio and strong commercial plans. Our growth model is now far more focused on category development, and as a consequence, we expect to deliver net revenue per hl growth ahead of inflation based on premiumization and revenue management initiatives, while keeping costs below inflation. We expect a softer first quarter of 2018 as a result of a tough comparable and the phasing of sales and marketing initiatives, but we are confident that growth will accelerate for the balance of the year 2018.

We maintain our USD 3.2 billion synergy and cost savings expectation on a constant currency basis as of August 2016. From this total, USD 547 million was reported by former SAB as of 31 March 2016, and USD 1,586 million was captured between 1 April 2016 and 31 December 2017. The balance of just over USD 1 billion is expected to be captured in the next two to three years.

We expect the average net debt coupon in 2018 to be around 3.7%. Net pension interest expenses and accretion expenses are expected to be approximately USD 30 million and USD 100 million per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of between USD 4.0 billion and USD 4.5 billion in 2018.

Approximately 42% of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro. Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x.

We continue to expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given the importance of deleveraging.

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

As a consequence, our Board is currently composed of four directors nominated by Eugénie Patri Sébastien S.A. (which represents Interbrew’s founding Belgian families and holds the class A Stichting certificates), four directors nominated by BRC S.à.R.L. (“BRC”) (which represents the Brazilian families that were previously the controlling shareholders of Ambev and holds the class B Stichting certificates), one additional non-executive director who was appointed by the Stichting, three directors who were appointed by the holders of Restricted Shares and three independent directors. The independent directors are recommended by our Nomination Committee, nominated by the Stichting board and subsequently elected at our shareholders’ meeting. Directors are appointed for a maximum term of four years, but the shareholders’ meeting can resolve for a shorter term.

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

The composition of our Board is currently as follows:

Name	Principal function	Nature of directorship	Initially appointed	Term expires

Maria Asunción Aramburuzabala	Director	Non-executive	2016	2018

Martin J. Barrington	Director[1]	Non-executive, nominated by the holders of Restricted Shares	2016	2018

Alexandre Behring	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2018

M. Michele Burns	Independent Director	Non-executive	2016	2020

Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2018

Stéfan Descheemaeker	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2018

William F. Gifford, Jr.	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2018

Olivier Goudet	Independent Director, Chairman of the Board	Non-executive	2016	2020

Paulo Alberto Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2018

Alejandro Santo Domingo Dávila	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2018

Elio Leoni Sceti	Independent Director	Non-executive	2016	2020

Carlos Alberto Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2018

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2018

Marcel Herrmann Telles	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2018

Name	Principal function	Nature of directorship	Initially appointed	Term expires

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2018

Notes:

(1)	We have determined that Mr. Barrington is an independent director for purposes of Rule 10A-3 of the Exchange Act.

The mandates of Maria Asunción Aramburuzabala, Martin J. Barrington, Alexandre Behring, Paul Cornet de Ways Ruart, Stéfan Descheemaeker, William F. Gifford, Jr., Paulo Alberto Lemann, Alejandro Santo Domingo Dávila, Carlos Alberto Sicupira, Grégoire de Spoelberch, Marcel Herrmann Telles and Alexandre Van Damme are scheduled to come to an end at the annual shareholders’ meeting to be held on 25 April 2018. Their mandates are renewable.

The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

No member of the Board has any conflicts of interest within the meaning of the Belgian Company Code between any duties he/she owes to us and any private interests and/or other duties.

Ms. Aramburuzabala is a non-executive member of the Board. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnológico Autónomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently chairman of the Boards of Directors of Tresalia Capital, KIO Networks, Abilia and Red Universalia. She is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Boards of Consejo Mexicano de Negocios and El Universal, Compañía Periodística Nacional and is an Advisory Board member of ITAM School of Business.

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

Mr. Behring is a representative of the AB InBev main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1967, he is a Brazilian citizen and received a BS in Electrical Engineering from Pontifícia Universidade Católica in Rio de Janeiro and an MBA from Harvard Business School, having graduated as a Baker Scholar and Loeb Scholar. He is a co-founder and the Managing Partner of 3G Capital, a global investment firm with offices in New York and Rio de Janeiro, since 2004. Mr. Behring has served as Chairman of Restaurant Brands International since 3G Capital’s acquisition of Burger King in October 2010 and following Burger King’s subsequent acquisition of Tim Hortons in December 2014. Mr. Behring also serves as Chairman of the Kraft Heinz Company following the acquisition of H.J. Heinz Company by Berkshire Hathaway and 3G Capital in June 2013 and subsequent combination with Kraft Foods Group in July 2015. Additionally, Mr. Behring formerly served as a Director of CSX Corporation, a leading U.S. rail-based transportation company, from 2008 to 2011. Previously, Mr. Behring spent approximately ten years at GP Investments, one of Latin America’s premier private-equity firms, including eight years as a partner and member of the firm’s Investment Committee. He served for seven years, from 1998 through 2004, as a Director and CEO of one of Latin America’s largest railroads, ALL (América Latina Logística).

Ms. Burns is an independent member of the Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, where she chairs the Risk Committee, Alexion Pharmaceuticals, Cisco Systems, Etsy and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores, where she chaired the Compensation and Nominating Committee and the Strategic Planning and Finance Committee. She also serves as the Center Fellow and Strategic Advisor to the Stanford Center on Longevity at Stanford University. Ms. Burns is on the Executive Board of the Elton John Aids Foundation, where she serves as Treasurer. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a non-executive director of Bunge Limited, EPS, Rayvax, Adrien Invest, Floridienne S.A. and several privately held companies.

Mr. Descheemaeker is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1960, he is a Belgian citizen and graduated from Solvay Business School. He is the CEO of Nomad Foods, the leader of the European frozen food sector whose brands include Birds Eye, Findus & Iglo. He joined Interbrew in 1996 as head of Strategy & External Growth, managing its M&A activities, culminating with the combination of Interbrew and Ambev. In 2004, he transitioned to operational management, first in charge of Interbrew’s operations in the United States and Mexico, and then as InBev’s Zone President Central and Eastern Europe and eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at AB InBev and joined the AB InBev Board as a non-executive Director. He was appointed Chief Financial Officer of Delhaize Group in late 2008 and served as Chief Executive Officer of Delhaize Europe from January 2012 until the end of 2013. He is a professor in Business Strategy at the Solvay Business School.

Mr. Goudet is an independent member of the Board. Born in 1964, he is a French citizen, holds a degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. Mr. Goudet is Partner and CEO of JAB Holding Company, a position he has held since June 2012. He started his professional career in 1990 at Mars, Inc., serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions, including Group Finance Director. In 1998 he returned to Mars, where he became Chief Financial Officer in 2004. In 2008, his role was broadened to become the Executive Vice President as well as CFO. Between June 2012 and November 2015 he served as an Advisor to the Board of Mars. Mr. Goudet is also a Board member of Jacobs Douwe Egberts, the world’s leading pure play FMCG coffee and tea company; a Board member of Keurig Green Mountain, a leader in single-serve coffee and beverage technologies; Chairman of Peet’s Coffee & Tea, a premier specialty coffee and tea company; a board member of Caribou Einstein, a premium coffee and bagel restaurant chain; Chairman of Krispy Kreme, an iconic branded retailer of premium quality sweet treats; a Board member of Panera Bread Company, the leading fast casual restaurant company in the United States, and Espresso House, the largest branded coffee shop chain in Scandinavia; and a Board member of Coty Inc., a global leader in beauty.

Mr. Gifford is a representative of the Restricted Shareholders. Born in the United States in 1970, he is an American citizen and graduated from Virginia Commonwealth University with a Bachelor’s Degree in Accountancy. He serves as Chief Financial Officer of Altria Group. In this role, he is responsible for the Accounting, Tax, Treasury, Audit, Investor Relations, Finance Decision Support and Strategy & Business Development organizations.

He also oversees the financial services business of Philip Morris Capital Corporation. Prior to his current position, Mr. Gifford was Senior Vice President, Strategy & Business Development. Since joining Philip Morris USA in 1994, he has served in numerous leadership roles in Finance, Marketing Information & Consumer Research and as President and Chief Executive Officer of Philip Morris USA. Prior to that, he was Vice President and Treasurer for Altria where he led various functions including Risk Management, Treasury Management, Benefits Investments, Corporate Finance and Corporate Financial Planning & Analysis. Prior to joining Philip Morris USA, Mr. Gifford worked at the public accounting firm of Coopers & Lybrand, which currently is known as PricewaterhouseCoopers.

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. In May 2005, Mr. Lemann founded Pollux Capital and is currently the Portfolio Manager there. Mr. Lemann is a board member of Lojas Americanas, the Lemann Foundation and Lone Pine.

Mr. Leoni Sceti is an independent member of the Board. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post-graduate bar exam. Mr. Leoni Sceti has over 25 years’ experience in the fast-moving consumer goods and media sectors. He was CEO of Iglo Group, a European food business whose brands are Birds Eye, Findus & Iglo. Iglo group was sold in May 2015 to Nomad Foods. He previously served as CEO of EMI Music from 2008 to 2010. Prior to EMI, Mr. Leoni Sceti had an international career in marketing and held senior leadership roles at Procter & Gamble and Reckitt Benckiser, where he later was CMO, global head of Innovation and then head of the European operations. Mr. Leoni Sceti is Chairman of London-based LSG holdings and an early investor in Media & Tech, with over 25 companies in portfolio. He is an independent member of the Board at Barry Callebaut, and of US start-ups Meural and Swipecast. Elio’s roles in non-profit include being a Trustee and Counsellor at One Young World, (young leaders from over 190 countries), and an advisor UK board member at Room to Read (promoting literacy and gender equality in education in the developing world).

Mr. Santo Domingo Dávila is a representative of the Restricted Shareholders. Born in 1977, he is a Colombian citizen and obtained a BA in History from Harvard College. He is a Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of Directors of SABMiller plc. He was also Vice-Chairman of SABMiller plc for Latin America. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia and Chairman of the Board of Valorem, a company which manages a diverse portfolio of industrial & media assets in Latin America. Mr. Santo Domingo is also a Director of Contour Global plc, Millicom, JDE (Jacobs Douwe Egberts), Keurig Green Mountain, Florida Crystals, the world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian Daily, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Vice Chairman of the Wildlife Conservation Society, a Member of the Board of Trustees of the Metropolitan Museum of Art, and the Educational Broadcasting Corporation (WNET Channel Thirteen). Mr. Santo Domingo is also a Member of the Board of DKMS Americas; a foundation dedicated to finding donors for leukemia patients. He is a Member of the Board of Fundacion Pies Descalzos.

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

Mr. Telles is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1950, he is a Brazilian citizen and holds a degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and Ambev and was a member of the Board of Directors of Ambev. He served as member of the Board of Directors of H.J. Heinz Company and now serves as member of the Board of Directors of the Kraft Heinz Company and of the Board of associates of Insper. He is co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians and a founder and Chairman of Ismart, a non-profit organization that provides scholarships to low-income students. He is also an ambassador for Endeavor, an international non-profit organization that supports entrepreneurs in developing markets.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg), Restaurant Brands International (formerly Burger King Worldwide Holdings) Jacobs Douwe Egberts (JDE) and Keurig Green Mountain (KGM). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements, as well as a director of the charitable, non-profit organization DKMS, the largest bone marrow donor center in the world.

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

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
María Asunción Aramburuzabala	Tresalia Capital, Grupo Modelo, KIO Networks, Abilia, Red Universalia, Consejo Mexicano de Negocios, El Universal, Compañía Periodística Nacional and Instituto Tecnológico Autónomo de México (ITAM) School of Business	Grupo Financiero Banamex, LLC, Banco Nacional de México, América Móvil, Televisa, Cablevisión, Empresas ICA, Aeroméxico, Siemens, Tory Burch, LLC, Artega Automobil, Diblo, Dirección de Fábricas, Filantropía Modelo, Consejo Asesor para las Negociaciones Comerciales Internacionales, Compromiso Social por la Calidad de la Educación, Latin America Conservation Council, Fresnillo plc, Médica Sur and Calidad de Vida, Progreso y Desarrollo para la Ciudad de México

Martin J. Barrington	Altria Group, Inc., Virginia Museum of Fine Arts, Richmond Performing Arts Center L.L.P., NextUp (formerly Middle School Renaissance 2020, LLC)	The College of Saint Rose

Alexandre Behring	3G Capital Partners., Restaurant Brands International and The Kraft Heinz Company

M. Michele Burns	Cisco Systems Inc., The Goldman Sachs Group Inc., Alexion Pharmaceuticals Inc., Etsy Inc., Circle Internet Financial	Wal-Mart Stores Inc.

Paul Cornet de Ways Ruart	Bunge Ltd, Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A., Krispy Kreme Doughnuts Inc., Panera Bread Holdings Corp., Peet’s Coffee & Tea, llc., Coffee & Bagel Brands Inc. Company, Inc. and the Stichting	Sparflex

Stéfan Descheemaeker	Nomad Foods, Eugénie Patri Sébastien S.A. and the Stichting	Telenet Group Holding NV, Delhaize Group

Olivier Goudet	JAB Holding Company, Peet’s Coffee & Tea, Inc., Coty Inc., Jacobs Douwe Egberts (JDE) BV, Acorn Holdings B.V., Espresso House Holding AB, Keurig Green Mountain Inc. and Caribou Coffee Company Inc., Krispy Kreme Doughnuts Inc. and Panera Bread Company	Mars Inc., Wm. Wrigley Jr. Company, Agence Française des Investissements Internationaux and the Washington Performing Arts Society, Jimmy Choo PLC

William F. Gifford, Jr.	Altria Group Inc., Virginia Commonwealth University School of Business Foundation, Greater Richmond Partnership, Inc.	Virginia Foundation for Independent Colleges, National Association of Manufacturers

Name	Current	Past
Paulo Alberto Lemann	Pollux Capital, Lojas Americanas S.A., Lemann Foundation and Lone Pine Capital LLC	Ambev

Elio Leoni Sceti	LSG Holdings, Barry Callebaut, One Young World	EMI Music, Iglo Group, Beamly Ltd. and Nomad Foods

Alejandro Santo Domingo Dávila	Quadrant Capital Advisors, Inc., Bavaria S.A., Valorem S.A., Millicom International Cellular SA, Jacobs Douwe Egberts (JDE) Keurig Green Mountain (KGM) Cine Colombia S.A., Organización Decameron S. d R.L., Florida Crystals Corporation, Caracol Televisión S.A., Metropolitan Museum of Art, Wildlife Conservation Society, DKMS and Fundación Mario Santo Domingo, Contour Global plc	SABMiller plc., Celumóvil S.A., Avianca S.A., Sofasa S.A., Cervecería Nacional S.A. (Panamá), Compañía de Cervezas Nacionales S.A. (Ecuador), Union de Cervecerias Peruanas Backus & Johnston S.A.A.

Carlos Alberto Sicupira	Restaurant Brands International, Lojas Americanas S.A., 3G Capital Partners, Fundaçao Estudar and the Stichting	B2W Companhia Global do Varejo, São Carlos Empreendimentos e Participações S.A., Burger King Worldwide, Inc.

Grégoire de Spoelberch	Agemar S.A., Wernelin S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest,(1) Midi Developpement,(1) Solferino Holding S.A., Zencar S.A., Clearvolt S.A. and Fonds Baillet Latour	Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden
Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens and(1) Elpo-Cuisinex Wholesale(1) Navarin S.A.

Marcel Herrmann Telles	3G Capital Partners, The Kraft Heinz Company, Fundação Estudar, Instituto Social María Telles and the Stichting	Ambev, Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Editora Abril S.A. GP Investimentos and Instituto Veris—IBMEC São Paulo, Burger King Worldwide Holdings, Inc., Itau/Unibanco International, Instituto de Desenvolvimento Gerencial—INDG, and Harvard Business School’s Board of Dean’s Advisors

Alexandre Van Damme	Jacobs Douwe Egberts (JDE), Restaurant Brands International, Keurig Green Mountain (KGM), the Stichting, Eugénie Patri Sébastien, S.A., DKMS and Fonds Baillet Latour	UCB S.A.

Notes:

(1)	As permanent representative.

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

Our Chief Executive Officer leads an executive board of management comprised of the Chief Executive Officer, our global functional heads (or “Chief”) and our zone presidents.

Effective August 2017, Sabine Chalmers, Chief Legal Officer, left the company.

Effective August 2017, John Blood was appointed General Counsel and Company Secretary, succeeding Sabine Chalmers.

Effective 31 December 2017, Claudio Garcia, Chief People Officer, left the company.

João Castro Neves was Zone President North America until 31 December 2017.

Effective 1 January 2018, Michel Doukeris became Zone President North America and CEO of Anheuser-Busch Companies, following his previous role as Chief Sales Officer and succeeding João Castro Neves.

Effective 1 January 2018, David Almeida became Chief People Officer, following his previous role as Chief Integration Officer and succeeding Claudio Garcia. In addition, David Almeida assumed the role of Chief Sales Officer ad interim, replacing Michel Doukeris, former Chief Sales Officer.

Effective 31 January 2018, Claudio Braz Ferro, Chief Supply Integration Officer, left the company.

The members of the executive board of management work with our Chief Executive Officer to enable our Chief Executive Officer to properly perform his duties of daily management.

Although exceptions can be made in special circumstances, the upper age limit for the members of our executive board of management is 65, unless their employment contract provides otherwise.

Our executive board of management currently consists of the following members:

Name	Function
Carlos Brito	Chief Executive Officer
David Almeida	Chief People Officer and Chief Sales Officer ad interim
John Blood	General Counsel and Company Secretary
Felipe Dutra	Chief Financial and Technology Officer
Pedro Earp	Chief Disruptive Growth Officer
David Kamenetzky	Chief Strategy and External Affairs Officer
Peter Kraemer	Chief Supply Officer
Tony Milikin	Chief Procurement & Sustainability Officer
Miguel Patricio	Chief Marketing Officer
Ricardo Tadeu	Zone President Africa
Jean Jereissati	Zone President Asia Pacific North

Name	Function
Jan Craps	Zone President Asia Pacific South
Stuart MacFarlane	Zone President Europe
Ricardo Moreira	Zone President Latin America COPEC
Bernardo Pinto Paiva	Zone President Latin America North
Carlos Lisboa	Zone President Latin America South
Mauricio Leyva	Zone President Middle Americas
Michel Doukeris	Zone President North America

The business address for all of these executives is: Brouwerijplein 1, 3000 Leuven, Belgium.

Carlos Brito is our CEO. Born in 1960, he is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University Graduate School of Business. Mr. Brito joined Ambev in 1989 where he held roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is a member of the board of directors of Ambev and of the Advisory Board of Grupo Modelo. He is also an Advisory Council Member of the Stanford Graduate School of Business and serves on the Advisory Board of the Tsinghua University School of Economics and Management.

David Almeida is our Chief People Officer and Chief Sales Officer ad interim. Born in 1976, Mr. Almeida is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Chief Integration Officer having previously held the positions of Vice President, U.S. Sales and of Vice President, Finance for the North American organization. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch Companies in 2008 and subsequent integration activities in the U.S. Before joining InBev in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

John Blood is our General Counsel and Company Secretary. Born in 1967, Mr. Blood is a U.S. citizen and holds a bachelor’s degree from Amherst College and a JD degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A where he focused on global Mergers & Acquisitions, Compliance and Corporate law. Most recently Mr. Blood was Zone Vice President Legal & Corporate Affairs in North America where he has led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood led the corporate and litigation teams in Diageo’s North American business where he had been primary counsel to its U.S. hard liquor, wine and beer divisions over his tenure.

Jan Craps is our Zone President Asia Pacific South. Born in 1977, Mr. Craps is a Belgian citizen and obtained a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, Belgium. He has also completed post-graduate programs in Marketing and Strategy from INSEAD in France, and the Kellogg School of Management and Wharton Business School in the United States. Mr. Craps was an associate consultant with McKinsey & Company before joining AB InBev in 2002. He acquired a range of international experiences in a number of senior marketing, sales and logistics executive positions in France and Belgium. In 2011, he relocated to Canada where he was appointed Head of Sales for Canada followed by his appointment as President and CEO of Labatt Breweries of Canada in 2014.

Michel Doukeris is our Zone President North America since 1 January 2018. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined AB InBev in 1996 and held sales positions of increasing responsibility before becoming Vice President, Soft Drinks for AB InBev’s Latin America North Zone in 2008. He was appointed President, AB InBev China in January 2010 and Zone President, Asia Pacific in January 2013. In January 2017, Mr. Doukeris became Chief Sales Officer.

Felipe Dutra is our Chief Financial and Technology Officer. Born in 1965, Mr. Dutra is a Brazilian citizen and holds a Degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de Sao Paulo. He joined Ambev in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At Ambev, he held various positions in Treasury and Finance before being appointed General Manager of one of AB InBev’s subsidiaries. Mr. Dutra was appointed Ambev’s Chief Financial Officer in 1999 and Chief Financial Officer in January 2005. In 2014, Mr. Dutra became AB InBev’s Chief Financial and Technology Officer. He is also a member of the board of directors of Ambev and of the advisory board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

Pedro Earp is our Chief Disruptive Growth Officer. Born in 1977, he is a Brazilian citizen and holds a Bachelor of Science degree in Financial Economics from the London School of Economics. Mr. Earp joined AB InBev in 2000 as a Global Management Trainee in AB InBev’s Latin America North Zone. In 2002, he became responsible for the Zone’s M&A team and in 2005 he moved to AB InBev’s global headquarters in Leuven, Belgium to become Global Director, M&A. Later, he was appointed Vice President, Strategic Planning in Canada in 2006, Global Vice President, Insights and Innovation in 2007, Global Vice President, M&A in 2009 and Vice President, Marketing for the Latin America North Zone in 2013. He was appointed Chief Disruptive Growth Officer of AB InBev in February 2015.

Jean Jereissati is our Zone President Asia Pacific North. Born in 1974, Mr. Jereissati is a Brazilian citizen and earned a Bachelor’s Degree in Business Administration from Fundação Getúlio Vargas in Brazil. Mr. Jereissati joined Ambev in 1998 in the commercial area. Prior to his appointment as AB InBev’s Business Unit President China in 2013, he served as Business Unit President Hispanic Latin America, and CEO of Cervecería Nacional Dominicana.

David Kamenetzky is our Chief Strategy and External Affairs Officer. Born in 1969, he is a Swiss citizen and graduated from the University of St. Gallen, Switzerland, with a lic. oec. (diploma) in finance, accounting and controlling, and from Georgetown University, Washington DC, with a master of science in foreign service. Until September 2016, Mr. Kamenetzky served on the management team of Mars, Incorporated. He left Mars after a ten-year tenure and successfully set up his own growth capital fund for disruptive food and beverage companies. Prior to joining Mars, Mr. Kamenetzky worked for Goldman Sachs & Co. David Kamenetzky also serves as a non-executive director on the board of DKSH, the leading market expansion services group.

Peter Kraemer is our Chief Supply Officer. Born in 1965, he is a U.S. Citizen. A fifth-generation Brewmaster and native of St. Louis, Mr. Kraemer holds a Bachelor’s degree in Chemical Engineering from Purdue University and a Master’s degree in Business Administration from St. Louis University. He joined AB InBev 29 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Mr. Kraemer became Vice President, Supply, for AB InBev’s North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016.

Mauricio Leyva is our Zone President Middle Americas. Born in 1970, Mr. Leyva is a Colombian citizen and received a Bachelor’s Degree in Business Administration from Universidad de Los Andes in Colombia and an International Management Diploma from ICN Postgraduate Business School, University de Nancy in France. Mr. Leyva joined SABMiller Colombia in January 2005 as Commercial Vice President. His background includes senior roles in Sales and Marketing. In 2009, he was appointed President of SABMiller Honduras and later moved to Peru as the President and CEO. In 2013 he was named Chairman and Managing Director for South Africa.

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

Stuart MacFarlane is our Zone President Europe. Born in 1967, he is a citizen of the UK and received a Degree in Business Studies from Sheffield University in the UK. He is also a qualified Chartered Management Accountant. He joined AB InBev in 1992 and since then has held senior roles in Finance, Marketing and Sales and was Managing Director for AB InBev’s business in Ireland. Mr. MacFarlane was appointed President of AB InBev UK & Ireland in January 2008, and, in January 2012, became AB InBev’s Zone President, Central & Eastern Europe. In January 2014, he was appointed as Zone President, Europe to lead AB InBev’s new single European zone.

Tony Milikin is our Chief Procurement & Sustainability Officer. Tony is responsible for all Procurement, Sustainability and Vertical Operations globally. AB InBev’s vertical operations consists of 75+ facilities and 10,000 employees and a strategic partner of our raw material supplies. Born in 1961, he is a U.S. citizen and holds an undergraduate Finance Degree from the University of Florida and an MBA in Marketing from Texas Christian University in Fort Worth, Texas. Tony joined AB InBev in May 2009 from MeadWestvaco, where he was Vice President, Supply Chain and Chief Purchasing Officer, based in Richmond, Virginia. Prior to joining MeadWestvaco, he held various purchasing and supply chain positions with increasing responsibilities at Monsanto and Alcon Laboratories.

Ricardo Moreira is our Zone President Latin America COPEC. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialization in Management from University of Chicago in the U.S. Mr. Moreira joined Ambev in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo.

Miguel Patricio is our Chief Marketing Officer. Born in 1966, he is a Portuguese citizen and holds a Degree in Business Administration from Fundação Getulio Vargas in São Paulo. Prior to joining Ambev in 1998, Mr. Patricio held several senior positions across the Americas at Philip Morris, The Coca-Cola Company and Johnson & Johnson. At Ambev, he was Vice President, Marketing before being appointed Vice President, Marketing of InBev’s North American zone based in Toronto in January 2005. In January 2006, he was promoted to Zone President, North America, and in January 2008 he moved to Shanghai to take on the role of Zone President, Asia Pacific. He became AB InBev’s Chief Marketing Officer in July 2012.

Bernardo Pinto Paiva is our Zone President, Latin America North. Born in 1968, he is a Brazilian citizen and holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Pinto Paiva joined Ambev in 1991 as a management trainee and during his career at AB InBev has held leadership positions in Sales, Supply, Distribution and Finance. He was appointed Zone President, North America in January 2008 and Zone President, Latin America South in January 2009 before becoming Chief Sales Officer in January 2012. Effective 1 January 2015, he became Zone President, Latin America North and CEO of Ambev.

Ricardo Tadeu is our Zone President Africa. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Law from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined AB InBev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for AB InBev’s operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the Combination. He is also a member of the board of directors of SABSA Holdings Ltd, Tanzania Breweries Ltd and Delta Corporation Ltd.

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

Over the five years preceding the date of this Form 20-F, the current members of the executive board of management have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
David Almeida	—	—

John Blood	—	International Institute for Conflict Prevention and Resolution (CPR)

Carlos Brito

Member of the Board of Trustees and Finance Committee of the Greenwich Academy, Inc.

Member of the Advisory Board of the Tsinghua University School of Economics and Management

Member of the CEO Group at the International Alliance for Responsible Drinking (IARD)

Member of the Global Brewers Initiative (GBI)

Advisory Council Member of Stanford Graduate School of Business

IAB Council Member of the China Europe International Business School (CEIBS)

Jan Craps	Member of the Board of DrinkWise in Australia	—

Michel Doukeris	—	—

Felipe Dutra	—	Director of Whitby School

Pedro Earp	—	Voxus

Jean Jereissati	—	—

David Kamenetzky	DKSH Holding	—

Name	Current	Past
Pete Kraemer	Member of the Board of Civic Progress in St Louis, MO	American Malting and Barley Association
Mauricio Leyva	—	—
Carlos Lisboa	—	—
Stuart MacFarlane	Efes	—
Tony Milikin	—	Director of the Institute of Supply Management and Director of Supply Chain Council
Ricardo Moreira	—	—
Miguel Patricio	—	—
Bernardo Pinto Paiva	Director of Fundaçao Antonio e Helena Zerrenner	—
Ricardo Tadeu	—	—

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

LTI Warrant Plan

Before 2014, we regularly issued warrants (droits de souscription/warrants, or rights to subscribe for newly issued shares, or “LTI warrants”) under our LTI Warrant Plan for the benefit of our directors and, until 2006, for the benefit of members of our executive board of management and other senior employees.

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

Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding LTI stock option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

LTI stock options have an exercise price that is set equal to the market price of our shares at the time of granting, with a maximum lifetime of 10 years and an exercise period that starts after five years. The LTI stock options vest after five years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

The table below provides an overview of all of the options outstanding under our LTI Warrant Plan as of 31 December 2017:

LTI Plan	Issue date of Options	Expiry date of options	Number of options granted(1)(2)	Number of options outstanding(1)	Exercise price	Number of options outstanding(1)	Exercise price
				Unadjusted(3)		As adjusted as a result of rights offering(4)
			(in millions)	(in millions)	(in EUR)	(in millions)	(in EUR)
20	27 April 2012	26 April 2017	0.200	0	54.71	—	—
21	24 April 2013	23 April 2018	0.185	0.095	76.20	—	—

	Total		0.385	0.095		0

Notes:

(1)	At the annual shareholders’ meeting of former AB InBev on 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan (see “—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged.
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

As of 31 December 2017, the total number of stock options and warrants granted under the LTI Warrant Plan since 1999, including the additional warrants granted to compensate for the effects of the December 2008 rights offering, is approximately 20.8 million. As of 31 December 2017, all 0.095 million outstanding stock options were vested.

The table below provides an overview of all of the stock options outstanding under our new LTI Stock Option Plan Directors as of 31 December 2017:

Grant date of stock options	Expiry date of stock options	Number of options granted	Number of options outstanding	Exercise price
		(in millions)	(in millions)	(in EUR)
30 April 2014	29 April 2024	0.185	0.185	80.83
29 April 2015	28 April 2025	0.236	0.236	113.10
27 April 2016	27 April 2026	0.236	0.236	113.25
26 April 2017	26 April 2027	0.221	0.221	104.50

Total		0.877	0.877

As of 31 December 2017, the total number of stock options granted under the LTI Stock Option Plan Directors is 0.877 million. As of 31 December 2017, of the 0.877 million outstanding options, none were vested.

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

In addition, the shares granted and purchased under the Share-Based Compensation Plan through 2009 are:

•	entitled to dividends paid as from the date of granting; and

•	granted and purchased at the market price at the time of granting. Nevertheless, our Board of Directors could, at its sole discretion, grant a discount on the market price.

The matching options granted under the Share-Based Compensation Plan have the following features:

•	the exercise price is set equal to the market price of our shares at the time of granting;

•	options have a maximum life of 10 years and an exercise period that starts after five years, subject to financial performance conditions to be met at the end of the second, third or fourth year following the granting;

•	upon exercise, each option entitles the option holder to purchase one share; and

•	specific restrictions or forfeiture provisions apply in case the grantee leaves our employment.

Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding matching options of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding matching option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

The table below gives an overview of the matching options that were granted under the Share-Based Compensation Plan that were outstanding as of 31 December 2017:

Issue Date	Number of shares granted	Number of matching options granted(2)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
3 March 2008	0.42	1.66	0.083	34.34	2 March 2018
6 March 2009	0.16	0.40	0.107	20.49	5 March 2019
14 August 2009	1.10	3.76	0.379	27.06	13 August 2019
1 December 2009(1)	—	0.46	0.004	33.24	2 March 2018
1 December 2009(1)	—	0.02	0	33.24	5 March 2019
5 March 2010	0.28	0.70	0.219	36.52	4 March 2020
30 November 2010(1)	—	0.02	0.002	42.41	2 March 2018
30 November 2010(1)	—	0.03	0.003	42.41	13 August 2019
30 November 2010(1)	—	0.03	0.025	42.41	4 March 2020
30 November 2011(1)	—	0.01	0	44.00	2 March 2018

Issue Date	Number of shares granted	Number of matching options granted(2)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
30 November 2011(1)	—	0.01	0	44.00	5 March 2019
30 November 2011(1)	—	0.03	0.002	44.00	13 August 2019
30 November 2011(1)	—	0.01	0	44.00	4 March 2020
25 January 2013(1)	—	0.01	0	67.60	2 March 2018
25 January 2013(1)	—	0.01	0	67.60	13 August 2019
25 January 2013(1)	—	0.01	0	67.60	4 March 2020
15 May 2013(1)	—	0.05	0.049	75.82	2 March 2018
15 May 2013(1)	—	0.04	0.042	75.82	5 March 2019
15 May 2013(1)	—	0.08	0.078	75.82	13 August 2019
15 May 2013(1)	—	0.01	0	75.82	4 March 2020
15 January 2014(1)	—	0.002	0.002	75.29	2 March 2018
15 January 2014(1)	—	0.005	0	75.29	5 March 2019
15 January 2014(1)	—	0.005	0.005	75.29	13 August 2019
15 January 2014(1)	—	0.007	0.002	75.29	4 March 2020
12 June 2014(1)	—	0.006	0.006	83.29	13 August 2019
12 June 2014(1)	—	0.002	0.002	83.29	4 March 2020
1 December 2014(1)	—	0.002	0	94.46	4 March 2020
Total	1.96	7.38	1.01

Notes:

(1)	Following the establishment of our New York functional support office, we established a “dividend waiver” program, which aims at encouraging the international mobility of executives while complying with all legal and tax obligations. According to this program, where applicable, the dividend protection feature of the outstanding matching options owned by executives who moved to the United States has been canceled. In order to compensate for the economic loss resulting from this cancellation, a number of new matching options have been granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options, are identical to the outstanding matching options for which the dividend protection feature was canceled. The table above includes the new options.
(2)	The Share-Based Compensation Plan terms and conditions provide that, in the event that a corporate change decided by us and having an impact on our capital has an unfavorable effect on the exercise price of the matching options, the exercise price and/or number of our shares to which the options relate will be adjusted to protect the interests of the option holders. The December 2008 rights offering by former AB InBev constituted such a corporate change and triggered an adjustment. Pursuant to the Share-Based Compensation Plan terms and conditions, the unexercised matching options were adjusted in the same manner as the unexercised LTI warrants (see “—LTI Warrant Plan” above), and 1.37 million new matching options were granted in 2008 in connection with this adjustment. The table above reflects the adjusted exercise price and number of options.

As of 31 December 2017, all of the 1.01 million outstanding matching options were vested.

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

In accordance with the authorization granted in our bylaws, the variable compensation system deviates from article 520 of the Belgian Company Code, as it allows:

•	for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, executives are encouraged to invest some or all of their variable compensation in voluntary shares, which are locked up for five years. Such voluntary investment also leads to a grant of matching shares in the form of restricted stock units which only vest after five years, ensuring sustainable long-term performance; and

•	for the voluntary shares granted under the Share-Based Compensation Plan to vest at their grant, instead of applying a vesting period of a minimum of three years. Nonetheless, as indicated above, the voluntary shares remain locked up for five years. On the other hand, any matching shares that are granted will only vest after five years.

During 2017, we issued 0.28 million matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2016 bonus.

Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding restricted stock units of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding restricted stock unit giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

LTI Stock Option Plan Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

LTI stock options have the following features:

•	upon exercise, each LTI stock option entitles the option holder to one share. As of 2010, we have also issued LTI stock options entitling the holder to one ADS;

•	an exercise price that is set equal to the market price of our share or our ADS at the time of granting;

•	a maximum lifetime of 10 years and an exercise period that starts after five years; and

•	the LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in case of termination of service before the end of the five-year vesting period.

Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding LTI stock option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

The table below gives an overview of the LTI stock options on our shares that have been granted under the LTI Stock Option Plans outstanding as of 31 December 2017:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
18 December 2009	1.54	0.70	35.90	17 December 2019
30 November 2010	2.80	1.28	42.41	29 November 2020
30 November 2011	2.85	1.65	44.00	29 November 2021
30 November 2012	2.75	2.15	66.56	29 November 2022
14 December 2012	0.22	0.17	66.88	13 December 2022
2 December 2013	2.48	2.05	75.15	1 December 2023
19 December 2013	0.37	0.30	74.49	18 December 2023
1 December 2014	2.48	2.08	94.46	30 November 2024
17 December 2014	0.53	0.50	88.53	16 December 2024
1 December 2015	1.63	1.44	121.95	30 November 2025
22 December 2015	1.86	1.66	113.00	21 December 2025
1 December 2016	2.32	2.25	98.04	30 November 2026
15 December 2016	1.32	1.25	97.99	14 December 2026
13 January 2017	0.02	0.02	99.01	12 January 2027
20 January 2017	0.96	0.96	98.85	19 January 2027
5 May 2017	0.52	0.52	109.10	4 May 2027
1 December 2017	4.90	4.90	96.70	30 November 2027

The table below gives an overview of the LTI stock options on our ADS that have been granted under the LTI Stock Option Plans outstanding as of 31 December 2017:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2010	1.23	0.48	56.02	29 November 2020
30 November 2011	1.17	0.67	58.44	29 November 2021
30 November 2012	1.16	0.80	86.43	29 November 2022
14 December 2012	0.17	0.15	87.34	13 December 2022
2 December 2013	1.05	0.77	102.11	1 December 2023
19 December 2013	0.09	0.08	103.39	18 December 2023
1 December 2014	1.04	0.78	116.99	30 November 2024
17 December 2014	0.22	0.19	108.93	16 December 2024
1 December 2015	1.00	0.84	128.46	30 November 2025
22 December 2015	0.14	0.13	123.81	21 December 2025
1 December 2016	1.29	1.19	103.27	30 November 2026
15 December 2016	0.08	0.08	102.91	14 December 2026
1 December 2017	1.40	1.40	114.5	30 November 2027

Long-Term Restricted Stock Unit Programs

As of 2010, we have in place three restricted stock unit programs.

Restricted Stock Units Program: This program allows for the offer of restricted stock units to certain employees in certain specific circumstances (“Restricted Stock Unit Programs”). Grants are made at the discretion of our Chief Executive Officer. For example, grants may be made to compensate for assignments of expatriates in countries with difficult living conditions. The characteristics of the restricted stock units are identical to the characteristics of the corresponding share that are granted as part of the Share-Based Compensation Plan. See “—Share-Based Compensation Plan from 2010.” The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. In 2017, 0.08 million restricted stock units were granted under the program to our senior management.

Exceptional Incentive Restricted Stock Units Program: This program allows for the exceptional offer of restricted stock units to certain employees at the discretion of our Remuneration Committee as a long-term retention incentive for our key employees. Employees eligible to receive a grant under the program will receive two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after 10 years. In case of termination of service before the vesting date, specific forfeiture rules apply. Beginning in 2017, instead of restricted stock units, stock options may also be granted under this program, with similar vesting and forfeiture rules. In 2017, 0.75 million restricted stock units were granted under the program to David Kamenetzky, a member of the Executive Board of Management.

Share Purchase Program: This program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level (“People Bet Share Purchase Program”) or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of three matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. Beginning in 2016, instead of restricted stock units, stock options may also be granted under this program with similar vesting and forfeiture rules. In 2017, our employees purchased 0.05 million shares under the program. Out of these, 41,941 shares were acquired by David Kamenetzky, a member of the Executive Board of Management.

Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding restricted stock units of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding restricted stock unit giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

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

In total, members of our senior management exchanged 0.95 million Ambev shares for a total of 0.06 million of our shares in 2017 (0.25 million in 2016 and 0.28 million in 2015). The fair value of these transactions amounted to approximately USD 1.16 million in 2017 (USD 5.00 million in 2016 and USD 5.90 million in 2015).

Programs for Maintaining Consistency of Benefits Granted and for Encouraging Global Mobility of Executives

Two programs aimed at maintaining consistency of benefits granted to executives and encouraging the international mobility of executives while complying with all legal and tax obligations were approved at the annual shareholders’ meeting of former AB InBev on 27 April 2010.

The Exchange Program: Under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant1 and the options granted under the April 2009 Exceptional Grant2 could be released, e.g., for executives who moved to the United States (“Exchange Program”). These executives were then offered the opportunity to exchange their options against a number of our shares that remain locked up until 31 December 2018.

Because the Series A Options granted under the November 2008 Exceptional Grant and the Options granted under the April 2009 Exceptional Grant vested on 1 January 2014, the Exchange Program is no longer relevant for these options. Instead, the Exchange Program has now become applicable to the Series B Options granted under the November 2008 Exceptional Grant. Under the extended program, executives who are relocated, e.g., to the United States, can elect to exchange their options against a number of our Ordinary Shares that, in principle, remain locked up until 31 December 2023.

[1]	The Series A Options have a duration of 10 years from granting and vested on 1 January 2014. The Series B Options have a duration of 15 years from granting and vest on 1 January 2019. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items), ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 (USD 12.38) or EUR 10.50 (USD 12.59), which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008.
[2]	The options have a duration of 10 years from granting and vested on 1 January 2014. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items), ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 21.94 (USD 26.31) or EUR 23.28 (USD 27.92), which corresponds to the fair market value of the shares at the time of the option grant.

In 2017, no exchanges were executed under this program.

Under a variant of this plan, upon recommendation of the Remuneration Committee, our Board has also approved a variant of the Exchange Program to allow the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for executives who are relocated, e.g., to the United States. The shares that result from the exercise of these options will, in principle, remain blocked until 31 December 2023. In accordance with this approval, members of our senior management exercised 0.3 million options in 2017. No members of our executive board of management have exercised options under the variant of this program.

The Dividend Waiver Program: The dividend protection feature of the outstanding options, where applicable, owned by executives who move to the United States will be canceled. In order to compensate for the economic loss which results from this cancellation, a number of new options will be granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules, of the new options are identical to the outstanding options for which the dividend protection feature is canceled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned. In 2017, no options were granted under this program.

All other terms and conditions of the options are identical to the outstanding options for which the dividend protection was canceled.

Upon recommendation of the Remuneration Committee in December 2015, our Board has also approved the early release of vesting conditions of unvested stock options which are vesting within six months of the executive’s relocation. The shares that result from the early exercise of the options must remain locked up until the end of the initial vesting period of the stock options. In 2017, the vesting of 0.01 million stock options and restricted stock units was accelerated under this program for members of our senior management. No members of our executive board of management have participated in this program.

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

The options have a duration of 10 years from granting and vest after five years. The exercise of the exceptional long-term incentive stock options is subject to a performance test under which we must meet a net revenue target by 2022 at the latest.

No exceptional incentive stock options were granted to members of the executive board of management.

Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding LTI stock option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

Integration Incentive Plan: On 15 December 2016, approximately 13.17 million options were granted to a select group of approximately 300 members of the senior management of the company considering the significant contribution that these employees can make to the success of the company and the achievement of integration benefits (“Integration Incentive Plan”). In January 2017, certain other options were also granted to senior management under the Integration Incentive Plan.

Each option gives the grantee the right to purchase one existing ordinary AB InBev share. The exercise price of the options granted on 15 December 2016 is EUR 97.99, which corresponds to the closing share price on the day preceding the grant date.

The options have a duration of 10 years from grant and vest on 1 January 2022 and only become exercisable provided we meet a performance test. This performance test is based on an EBITDA compounded annual growth rate target and may be complemented by additional country or region specific or function specific targets. 100% of the options will become exercisable if the performance test is achieved by 31 December 2019, 90% of the options will become exercisable if the performance test is achieved by 31 December 2020 and 80% of the options will become exercisable if the performance test is achieved by 31 December 2021. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or the vesting date.

No stock options were granted to members of the executive board of management at the time of the grant on 15 December 2016. Throughout 2017, 6.47 million additional options were granted under the Integration Incentive Plan, having an exercise price corresponding to the closing share price on the day preceding the relevant grant date. Out of these 6.47 million options, 1,701,090 options were granted on 5 May 2017 to the following members of our executive board of management, having an exercise price of EUR 109.10 (USD 130.84), which corresponds to the closing share price on the day preceding the grant date:

Name	Integration Incentive stock options granted
David Almeida	261,706
Jan Craps	261,706
Claudio Braz Ferro	130,853
Tony Milikin	261,706
Ricardo Moreira	261,706
Ricardo Tadeu	523,413

Incentive Plan for SAB Employees: On 15 December 2016, approximately 1.43 million options were granted to employees of SAB. The grant results from the commitment that we have made under the terms of the combination with SAB, that we would, for at least one year, preserve the terms and conditions for employment of all employees that remain with SAB.

Each option gives the grantee the right to purchase one existing ordinary AB InBev share. The exercise price of the options is EUR 97.99 (USD 117.52), which corresponds to the closing share price on the day preceding the grant date.

The options have a duration of 10 years as from granting and vest after three years. Specific forfeiture rules apply if the employee leaves the company before the vesting date.

In 2017, 0.77 million additional options were granted under the Incentive Plan for SAB employees, having an exercise price which corresponds to the closing share price on the day preceding the relevant grant date. No stock options were granted to members of our executive board of management under the program.

Long Run Stock Options Incentive Plan: On 1 December 2017, 18.02 million stock options were granted to a select group of approximately 50 members of our senior management, including a number of our executive board of management, under a new long term special incentive plan to incentivize and retain senior leaders who are considered to be instrumental in achieving our ambitious long-term growth agenda over the next 10 years.

Each option gives the grantee the right to purchase one existing share. The exercise price of the options is EUR 96.70 (USD 115.97) which corresponds to the closing share price on the day preceding the grant date. The options have a duration of 15 years as from granting and vest after 10 years on 1 January 2028. The options only become exercisable provided a performance test is met by AB InBev. This performance test is based on an organic EBITDA compounded annual growth rate target which must be achieved by 31 December 2024 at the latest. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date.

The following table lists the members of our executive board of management to whom options have been granted under the Long Run Stock Options Incentive Plan:

Name	Long Run Stock Options Incentive granted
David Almeida	500,626
John Blood	500,626
Jan Craps	500,626
Michel Doukeris	1,001,252
Felipe Dutra	1,001,252
Pedro Earp	500,626
Jean Jereissati	500,626
Carlos Lisboa	500,626
Bernardo Pinto Paiva	1,001,252
Ricardo Tadeu	1,001,252

Performance Related Incentive Plan for Disruptive Growth Function

In 2016, we implemented a new performance related incentive plan, which substituted the long-term incentive stock option plan for those executives in the Disruptive Growth Function, called ZX Ventures. The Disruptive Growth Function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences, such as brew pubs, and is headed by Pedro Earp, Chief Disruptive Growth Officer.

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

In 2017, approximately 1.96 million performance units were granted to senior management under this program. Out of these, 182,071 performance units were granted to Pedro Earp, a member of the executive board of management.

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

Board Compensation in 2017

The base annual fee for our directors in 2017 amounted to EUR 75,000 (USD 84,572). The base supplement for each additional physical Board meeting after ten meetings or for each Committee meeting attended amounted to EUR 1,500 (USD 1,691).

The fees received by the Chairman of our Board in 2017 were double the respective base amounts. The Chairman of the Audit Committee was granted fees in 2017 which were 70% higher than the respective base amounts.

All other directors received the base amount of fees. We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

A proposal will be submitted to the upcoming annual shareholders’ meeting to be held on 25 April 2018 to increase the Chairman’s fee by 25% (i.e., from EUR 150,000 to EUR 187,500) to an amount which is 2.5 times the fixed annual fee of the other directors (other than the Chairman of the Audit Committee). The proposal follows a benchmarking exercise covering over 20 global peer companies, conducted by an independent consulting firm at the request of the Remuneration Committee. The last time that the Chairman’s fixed remuneration was revised was by the annual shareholders’ meeting held in April 2013. The remuneration of all other Board members will remain unchanged.

On 26 April 2017, the annual shareholders’ meeting of AB InBev granted each director 15,000 LTI stock options. The Chairman of the Board was granted 30,000 LTI stock options and the Chairman of the Audit Committee was granted 25,500 LTI stock options. The LTI stock options have an exercise price of EUR 104.50 per share, which is the closing price of our shares on the day preceding the grant date, i.e., on 25 April 2017. The LTI stock options have a lifetime of 10 years and cliff vest after five years, i.e., on 26 April 2022. See “—Share-Based Payment Plans—LTI Warrant Plan” for a description of the LTI Stock Option Plan Directors. In line with the proposed revision of the Chairman’s remuneration package (see above), a proposal will be submitted to the upcoming annual shareholders’ meeting to be held on 25 April 2018 to approve the grant of 37,500 LTI stock options to the Chairman. The share based remuneration of all other Board members will remain unchanged.

The table below provides an overview of the fixed and variable compensation that our directors received in 2017.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of stock options granted(1)(2)
		(EUR)	(EUR)	(EUR)
Maria Asuncion Aramburuzabala	9	75,000	0	75,000	15,000
Martin J. Barrington(3)	8	0	0	0	0
Alexandre Behring	7	75,000	4,500	79,500	15,000
Michele Burns	8	127,500	33,000	160,500	25,500
Paul Cornet de Ways Ruart	9	75,000	0	75,000	15,000
Stéfan Descheemaeker	9	75,000	6,000	81,000	15,000
Grégoire de Spoelberch	8	75,000	7,500	82,500	15,000
William F. Gifford Jr.(3)	8	0	0	0	0
Olivier Goudet	9	150,000	28,500	178,500	30,000
Paulo Lemann	9	75,000	6,000	81,000	15,000

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of stock options granted(1)(2)
		(EUR)	(EUR)	(EUR)
Elio Leoni Sceti	9	75,000	21,000	96,000	15,000
Alejandro Santo Domingo	9	75,000	0	75,000	15,000
Carlos Alberto Sicupira	9	75,000	7,500	82,500	15,000
Marcel Herrmann Telles	9	75,000	30,000	105,000	15,000
Alexandre Van Damme	9	75,000	19,500	94,500	15,000

All directors as group	—	1,102,500	163,500	1,266,000	220,500

Notes:

(1)	Stock options were granted under the LTI Stock Option Plan Directors on 26 April 2017. See “—Share-Based Payment Plans—LTI Warrant Plan.” The stock options have an exercise price of EUR 104.50 (USD 125.33) per share, have a term of 10 years and cliff vest after five years.
(2)	Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding LTI stock option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).
(3)	Mr. Barrington and Mr. Gifford have waived their entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of their mandate in 2017.

Stock Options Held by Directors

The table below sets forth, for each of our current directors, the number of LTI stock options they owned as of 31 December 2017(1):

	LTI 25(2)	LTI 24	LTI 23	LTI 22	LTI 21	LTI 20(3)	LTI 19(3)	Total options
Grant date	26 April 2017	27 April 2016	29 April 2015	30 April 2014	24 April 2013	25 April 2012	26 April 2011
Expiry date	25 April 2027	26 April 2026	28 April 2025	29 April 2024	23 April 2018	24 April 2017	25 April 2016
María Asuncion Aramburuzabala	15,000	15,000	15,000	0	0	0	0	45,000
Martin J. Barrington(4)	0	0	0	0	0	0	0	0
Alexandre Behring	15,000	15,000	15,000	0	0	0	0	45,000
M. Michele Burns	25,500	25,500	0	0	0	0	0	51,000
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	15,000	0	0	75,000
Stéfan Descheemaeker	15,000	15,000	15,000	15,000	0	0	0	60,000
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	0	0	0	60,000
William F. Gifford, Jr.(4)	0	0	0	0	0	0	0	0

	LTI 25(2)	LTI 24	LTI 23	LTI 22	LTI 21	LTI 20(3)	LTI 19(3)	Total options
Grant date	26 April 2017	27 April 2016	29 April 2015	30 April 2014	24 April 2013	25 April 2012	26 April 2011
Expiry date	25 April 2027	26 April 2026	28 April 2025	29 April 2024	23 April 2018	24 April 2017	25 April 2016
Olivier Goudet	30,000	30,000	25,500	20,000	20,000	0	0	125,500
Paulo Alberto Lemann	15,000	15,000	15,000	0	0	0	0	45,000
Alejandro Santo Domingo Dávila	15,000	0	0	0	0	0	0	15,000
Elio Leoni Sceti	15,000	15,000	15,000	0	0	0	0	45,000
Carlos Alberto da Veiga Sicupira	15,000	15,000	15,000	15,000	15,000	0	0	75,000
Marcel Herrmann Telles	15,000	15,000	15,000	15,000	15,000	0	0	75,000
Alexandre Van Damme	15,000	15,000	15,000	15,000	0	0	0	60,000

Strike price (EUR)	104.50	113.25	113.10	80.83	76.20	54.71	40.92	—

Notes:

(1)	At the annual shareholders’ meeting of former AB InBev on 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan (see “—Share-Based Payment Plans—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged. Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to Anheuser-Busch InBev (the absorbing company), with each outstanding LTI stock option giving right to one share of Anheuser-Busch InBev (the absorbing company) instead of one share of former AB InBev (the absorbed company).
(2)	Stock options were granted under the LTI Stock Option Plan Directors in April 2017. See “—Share-Based Payment Plans—LTI Warrant Plan.” The stock options have an exercise price of EUR 104.50 (USD 125.33) per share, have a term of 10 years and cliff vest after five years.
(3)	In March 2017, Olivier Goudet, Paul Cornet and Stéfan Descheemaeker each exercised 15,000 options of the LTI 20 Series that expired in April 2017. In March 2017, Stéfan Descheemaeker exercised 15,000 options of the LTI 21 Series. In April 2017, Carlos Sicupira and Marcel Telles each exercised 15,000 options of the LTI 20 Series that expired in April 2017. In May 2017, Grégoire de Spoelberch exercised 15,000 options of the LTI 21 Series. In December 2017, Alexandre Van Damme exercised 15,000 options of the LTI 21 Series.
(4)	Mr. Barrington and Mr. Gifford have waived their entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of their mandate in 2017.

Board Share Ownership

The table below sets forth, as of 9 February 2018, the number of our shares owned by our directors serving in 2017 and year-to-date 2018:

Name	Number of our shares held	% of our outstanding shares
María Asuncion Aramburuzabala	(*)	(*)
Martin J. Barrington	(*)	(*)
Alexandre Behring	(*)	(*)
M. Michele Burns	(*)	(*)

Name	Number of our shares held	% of our outstanding shares
Paul Cornet de Ways Ruart	(*)	(*)
Stéfan Descheemaeker	(*)	(*)
William F. Gifford Jr.	(*)	(*)
Olivier Goudet	(*)	(*)
Paulo Alberto Lemann	(*)	(*)
Elio Leoni Sceti	(*)	(*)
Alejandro Santo Domingo Dávila	(*)	(*)
Grégoire de Spoelberch	(*)	(*)
Marcel Herrmann Telles	(*)	(*)
Alexandre Van Damme	(*)	(*)
Carlos Alberto Sicupira	(*)	(*)

TOTAL	5.82 million	<1%

Notes:

(*)	Each director owns less than 1% of our outstanding shares as of 9 February 2018.

Executive Board of Management

The main elements of our executive remuneration are (i) a fixed-base salary, (ii) variable performance-related compensation, (iii) long-term incentive stock options, (iv) post-employment benefits and (v) other compensation.

Figures in this section may differ from the figures in the notes to our consolidated financial statements for the following reasons: (i) figures in this section are figures gross of tax, while figures in the notes to our consolidated financial statements are reported as “cost for the Company”; (ii) the split “short-term employee benefits” vs. “share-based compensation” in the notes to our consolidated financial statements does not necessarily correspond to the split “base salary” vs. “variable compensation” in this section. Short-term employee benefits in the notes to our consolidated financial statements include the base salary and the portion of the variable compensation paid in cash. Share-based compensation includes the portion of the variable compensation paid in shares and certain non-cash elements, such as the fair value of the options granted, which is based on financial pricing models and (iii) the scope for the reporting is different as the figures in the notes to our consolidated financial statements also contain the remuneration of executives who left during the year, while figures in this section only contain the remuneration of executives who were in service at the end of the reporting year.

Our executive compensation and reward programs are overseen by our Remuneration Committee. It submits recommendations on the compensation of our Chief Executive Officer to the Board for approval. Upon the recommendation of our Chief Executive Officer, the Remuneration Committee also submits recommendations on the compensation of the other members of our executive board of management to our Board for approval. Such submissions to our Board include recommendations on the annual targets and corresponding variable compensation scheme. Further, in certain exceptional circumstances, the Remuneration Committee or its appointed designees may grant limited waivers from lock-up requirements, provided that adequate protections are implemented to ensure that the commitment to hold shares remains respected until the original termination date. The Nomination Committee approves our targets and individual annual targets and the Remuneration Committee approves the target achievement and corresponding annual and long-term incentives of members of our executive board of management. See “C. Board Practices—Information about Our Committees—The Remuneration Committee.” The remuneration policy and any schemes that grant shares or rights to acquire shares are submitted to our annual shareholders’ meeting for approval.

Our compensation system is designed to support our high-performance culture and the creation of long-term sustainable value for our shareholders. The goal of the system is to reward executives with market-leading compensation, which is conditional upon both our overall success and individual performance. It ensures alignment with shareholders’ interests by strongly encouraging executive ownership of shares in our company and enables us to attract and retain the best talent at global levels.

Through our Share-Based Compensation Plan, executives who demonstrate personal financial commitment to us by investing (all or part of) their annual variable compensation in our shares will be rewarded with the potential for significantly higher long-term compensation.

Unless otherwise specified, the information and amounts in this section relate to the members of our executive board of management as of 1 January 2018.

Base Salary

In order to ensure alignment with market practice, base salaries are reviewed against benchmarks on an annual basis. These benchmarks are collated by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of Fast Moving Consumer Goods peer companies (“Peer Group”) is used when available. The Peer Group includes Apple, Coca Cola Company, Procter & Gamble, PepsiCo and Unilever. If Peer Group data are not available for a given level in certain geographies, data from Fortune 100 companies are used. Our executives’ base salaries are intended to be aligned to mid-market levels for the appropriate market. Mid-market means that for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. Executives’ total compensation is intended to be 10% above the third quartile.

In 2017, based on his employment contract, our Chief Executive Officer earned a fixed salary of EUR 1.45 million (USD 1.64 million). The other members of our executive board of management earned an aggregate base salary of EUR 10.64 million (USD 12.02 million).

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

Variable compensation is generally paid annually in arrears after publication of our full-year results. The variable compensation may be paid out semi-annually at the discretion of the Board based on the achievement of semi-annual targets. In such cases, the first half of the variable compensation is paid immediately after publication of the half-year results, and the second half of the variable compensation is paid after publication of the full-year results. In 2015, in order to align the U.S. organization against the delivery of specific targets for this market, the Board decided to apply semi-annual targets which resulted in a semi-annual payment of 50% of the annual incentive in August 2015 and in March 2016, respectively. For 2017, the variable compensation for the executives will be paid in arrears after publication of our full-year results in or around March 2018.

Variable Compensation for Performance in 2017 – Expected to Be Paid in March 2018

For the full year 2017, the Chief Executive Officer earned variable compensation of EUR 5.10 million (USD 5.77 million). The other members of the executive board of management earned aggregate variable compensation of EUR 19.24 million (USD 21.74 million).

The amount of variable compensation is based on our company’s performance during the year 2017 and the executives’ individual target achievements. The variable compensation is expected to be paid in March 2018.

Long-Term Incentive Stock Options

The following table sets forth information regarding the number of options granted to the Chief Executive Officer and the other members of the Executive Board of Management on 20 January 2017, with an exercise price of EUR 98.85 (USD 118.55) and on 22 January 2018, with an exercise price of EUR 94.36 (USD 113.17), and become exercisable after five years:

Name	Long-Term Incentive options granted on 20 January 2017(2)		Long-Term Incentive options granted on 22 January 2018(2)
Carlos Brito – CEO	396,266		359,606
David Almeida	29,137		55,527
John Blood (as of 1 August 2017)	N/A		21,153
Sabine Chalmers (until 31 July 2017)	0		N/A
Jan Craps(1)	0		39,662
Michel Doukeris	46,619		69,806
Felipe Dutra	125,873		158,650
Pedro Earp(4)	0		0
Claudio Braz Ferro (until 31 January 2018)	0		N/A
Claudio Garcia (until 31 December 2017)	0		N/A
Jean Jereissati(2)	17,323	(2)	26,441
David Kamenetzky	0		52,883
Peter Kraemer	29,137		37,018
Mauricio Leyva	280,909	(3)	26,441
Carlos Lisboa(1)	0		0
Stuart MacFarlane	41,957		63,460
Tony Milikin	43,705		55,527
Ricardo Moreira	17,323	(2)	31,730
João Castro Neves (until 31 December 2017)	125,873		N/A
Miguel Patricio	69,929		0
Bernardo Pinto Paiva(1)	0		0
Ricardo Tadeu	34,964		79,325

Notes:

(1)	Bernardo Pinto Paiva, Zone President Latin America North, reports to the Board of Directors of Ambev. He participated in 2016 and 2017 in the incentive plans of Ambev S.A. that are disclosed separately by Ambev. Similarly, Jan Craps participated in 2016 in the incentive plans of Ambev S.A. since he was an executive of Labatt, which is a subsidiary of Ambev S.A. Likewise, Carlos Lisboa, Zone President Latin America South, participated in 2017 in the incentive plans of Ambev S.A.

(2)	The options were granted on 1 December 2016, have an exercise price of EUR 98.04 (USD 117.58) and become exercisable after five years.
(3)	Out of these, 19,203 options were granted on 20 January 2017 (having an exercise price of 98.85 Euro) and 261,706 options were granted on 5 May 2017 (having an exercise price of 109.10 Euro).
(4)	Pedro Earp, Chief Disruptive Growth Officer, participates in the performance-related incentive plan for Disruptive Growth Function.

Programs for Maintaining Consistency of Benefits Granted and for Encouraging Global Mobility of Executives

In 2017, in accordance with the decision of the Remuneration Committee to approve a variant of the Exchange Program and to allow the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for executives who are relocated, e.g., to the United States, members of our senior management, exercised 0.3 million Series B Options. No members of our executive board of management have exercised options under the variant of this program. The shares that resulted from the exercise of these options will, in principle, remain locked up until 31 December 2023.

None of the members of our executive board of management participated in the Dividend Waiver Program in 2017.

See “—Share-Based Payment Plans” above.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 25 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for further details on our employee benefits.

Our Chief Executive Officer participates in a defined contribution plan. Our annual contribution to his plan amounts to approximately USD 0.23 million. The total amount we had set aside to provide pension, retirement or similar benefits for members of our executive board of management in the aggregate was USD 1.1 million as of 31 December 2016 and USD 0.82 million as of 31 December 2017. See note 34 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

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

Options Owned by Executives

The table below sets forth the number of LTI stock options and matching options owned by the members of our executive board of management in aggregate as of 31 December 2017 under the LTI Stock Option Plan Executives, the Share-Based Compensation Plans, the 2008 Exceptional Grant, the 2020 Incentive Plan, the Integration Incentive Plan and the Long Run Stock Options Incentive Plan. Our executive board of management does not hold any warrants or stock options relating to our shares under our other incentive plans.

Program (1)	Options held in aggregate by our executive board of management	Strike price (EUR)	Grant date	Expiry date
LTI Stock Option Plan 2009	358,938	35.90	18 December 2009	17 December 2019
LTI Stock Option Plan 2009	583,640	42.41	30 November 2010	29 November 2020
LTI Stock Option Plan 2009(2)	21,880	56.02	30 November 2010	29 November 2020
LTI Stock Option Plan 2009	628,661	44.00	30 November 2011	29 November 2021
LTI Stock Option Plan 2009(2)	23,257	58.44	30 November 2011	29 November 2021
LTI Stock Option Plan 2009	921,923	66.56	30 November 2012	29 November 2022
LTI Stock Option Plan 2009(2)	15,685	86.43	30 November 2012	29 November 2022
LTI Stock Option Plan 2009	759,367	75.15	2 December 2013	1 December 2023
LTI Stock Option Plan 2009(2)	12,893	102.11	2 December 2013	1 December 2023
LTI Stock Option Plan 2009	591,864	94.46	1 December 2014	30 November 2024
LTI Stock Option Plan 2009(2)	11,473	116.99	1 December 2014	30 November 2024
LTI Stock Option Plan 2009	65,747	121.95	1 December 2015	30 November 2025
LTI Stock Option Plan 2009(2)	10,521	128.46	1 December 2015	30 November 2025
LTI Stock Option Plan 2009	938,384	113.00	22 December 2015	21 December 2025
LTI Stock Option Plan 2009	75,897	98.04	1 December 2016	30 November 2026
LTI Stock Option Plan 2009	962,663	98.85	20 January 2017	19 January 2027
LTI Stock Option Plan 2009	261,706	109.10	5 May 2017	4 May 2027
Matching options 2007	0	33.59	2 April 2007	1 April 2017
Matching options 2008	61,974	34.34	3 March 2008	2 March 2018
Matching options 2009	80,765	20.49	6 March 2009	5 March 2019
Matching options 2009	140,106	27.06	14 August 2009	13 August 2019
Matching options 2010	0	36.52	5 March 2010	4 March 2020
November 2008 Exceptional Grant Options Series A	0	10.32	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A	0	10.50	25 November 2008	24 November 2018
November 2008 Exceptional Grant Options Series A – Dividend Waiver 09(3)	0	33.24	1 December 2009	24 November 2018
November 2008 Exceptional Grant Options Series B	542,226	10.50	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B	3,976,325	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(3)	1,833,736	33.24	1 December 2009	24 November 2023

Program (1)	Options held in aggregate by our executive board of management	Strike price (EUR)	Grant date	Expiry date
November 2008 Exceptional Grant Options Series B – Dividend Waiver 11(3)	243,901	40.35	11 July 2011	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 13(3)	286,977	75.82	15 May 2013	24 November 2023
Matching options 2007 – Dividend Waiver 09(3)	0	33.24	1 December 2009	1 April 2017
Matching options 2008 – Dividend Waiver 09(3)	0	33.24	1 December 2009	2 March 2018
Matching options 2008 – Dividend Waiver 13(3)	49,468	75.82	15 May 2013	2 March 2018
Matching options 2009 – Dividend Waiver 13(3)	37,131	75.82	15 May 2013	5 March 2019
Matching options 2009 – Dividend Waiver 13(3)	74,869	75.82	15 May 2013	13 August 2019
2020 Incentive Options(4)	334,765	113.00	22 December 2015	21 December 2025
Integration Incentive Stock Options(5)	1,701,090	109.10	5 May 2017	4 May 2027
Long Run Stock Options Incentive Plan(6)	7,008,764	96.70	1 December 2017	31 December 2032

Notes:

(1)	Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding LTI stock option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).
(2)	Options granted in form of American Depositary Receipts (strike price is in USD).
(3)	Options granted under the Dividend Waiver Program. See “—Share-Based Payment Plans.”
(4)	Options granted under the 2020 Incentive Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”
(5)	Options granted under the Integration Incentive Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”
(6)	Options granted under the Long Run Stock Options Incentives Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”

Executive Share Ownership

The table below sets forth, as of 9 February 2018, the number of our shares owned by the members of the executive board of management serving in 2017 and year-to-date 2018:

Name	Number of our shares held	% of our outstanding shares
Carlos Brito – CEO	(*)	(*)
David Almeida	(*)	(*)
Sabine Chalmers	(*)	(*)
Jan Craps	(*)	(*)
Michel Doukeris	(*)	(*)
Felipe Dutra	(*)	(*)
Pedro Earp	(*)	(*)
Luiz Fernando Edmond	(*)	(*)
Claudio Braz Ferro	(*)	(*)
Marcio Froes	(*)	(*)
Claudio Garcia	(*)	(*)
Jean Jereissati	(*)	(*)
David Kamenetzky	(*)	(*)
Peter Kraemer	(*)	(*)
Mauricio Leyva	(*)	(*)

Name	Number of our shares held	% of our outstanding shares
Carlos Lisboa	(*)	(*)
Stuart MacFarlane	(*)	(*)
Tony Milikin	(*)	(*)
Ricardo Moreira	(*)	(*)
João Castro Neves	(*)	(*)
Miguel Patricio	(*)	(*)
Bernardo Pinto Paiva	(*)	(*)
Ricardo Tadeu	(*)	(*)
TOTAL	9.87 million	<1%

Notes:

(*)	Each member of our executive board of management serving in 2017 and year-to-date 2018 owns less than 1% of our outstanding shares as of 9 February 2018.

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

The Chief Executive Officer, General Counsel and Chief Financial and Technology Officer are invited to the meetings of the Audit Committee, unless the Chairman or a majority of the members decide to meet in closed session.

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

The current members of the Finance Committee are Alexandre Van Damme (Chairman), Stéfan Descheemaeker, Paulo Alberto Lemann, Carlos Alberto Sicupira, William F. Gifford Jr. and M. Michele Burns.

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

The Nomination Committee

The Nomination Committee consists of five members appointed by the Board. The five members include the Chairman of the Board and the Chairman of the Remuneration Committee. Four of the five Committee members are representatives of the controlling shareholders. These four members of our Nomination Committee would not be considered independent under NYSE rules, and therefore our Nomination Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of nominating committees. The Chief Executive Officer, the Chief People Officer and the General Counsel are invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The current members of the Nomination Committee are Marcel Herrmann Telles (Chairman), Alexandre Behring, Grégoire de Spoelberch, Olivier Goudet and Alexandre Van Damme.

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

D. EMPLOYEES

As of 31 December 2017, following completion of certain disposals during 2017, we employed more than 180,000 employees as compared to more than 200,000 as of 31 December 2016.

Overview of Employees per Business Segment

The table below sets out the number of full-time employees at the end of each relevant period in our business segments.

	As of 31 December
	2017(3)	2016(2)	2015(1)
North America	19,306	19,314	16,844
Latin America West	48,892	51,418	32,201
Latin America North	38,651	40,416	39,359
Latin America South	9,603	9,571	9,615
EMEA	26,823	43,456	11,749
Asia Pacific	36,386	39,213	40,101
Global Export and Holding Companies	3,254	3,245	2,454

Total	182,915	206,633	152,321

Notes:

(1)	Effective 1 October 2016, our business segments changed to be as follows: North America, Latin America West, Latin America North, Latin America South, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2015 have been restated to reflect this allocation.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.
(3)	The reduction of employees in 2017 compared to 2016, mainly results from the disposals completed during the year.

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

Our United States organization has approximately 5,100 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters, which expire on 28 February 2019. Approximately 2,200 hourly employees at certain company-owned distributorships and packaging plants also are represented by the Teamsters and other unions, with local bargaining agreements ranging in distribution from three to five years.

E. SHARE OWNERSHIP

For a discussion of the share ownership of our directors and executives, as well as arrangements involving our employees in our capital, see “—B. Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure on based on the notifications made to us and to the Belgian Financial Services and Markets Authority (the “FSMA”) by the shareholders specified below in accordance with Article 6 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies or information based on public filings with the SEC.

The first 12 entities mentioned in the table act in concert (it being understood that (i) the first 10 entities act in concert within the meaning of article 3, § 1, 13º of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian Law Directive 2004/109/CE, and (ii) the 11th and 12th entities act in concert with the first 10 entities within the meaning of article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids) and hold, as per the most recent notifications received by us and the FSMA in accordance with article 6 of the Belgian law of 2 May 2007 on the disclosure of significant shareholdings, in aggregate, 847,648,483 of our shares, representing 43.84% of the voting rights attached to our shares outstanding as of 31 December 2017 excluding the 85,541,785 treasury shares held by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L as of 31 December 2017. Pursuant to our articles of association, shareholders are required to notify us as soon as the amount of securities held giving voting rights exceeds or falls below a 3% threshold.

Major shareholders	Number of Shares	% of voting rights attached to our outstanding shares held(9)
Holders of Ordinary Shares
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “Stichting”)(1)(2)	663,074,832	34.29%
EPS Participations S.à.R.L, a company incorporated under Luxembourg law, affiliated with Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(3)(5) (“EPS Participations”)	130,257,459	6.74%
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with BRC S.à.R.L (2)(3)(5) (“EPS”)	99,999	0.01%
BRC S.á.R.L., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with EPS(2)(4) (“BRC”)	37,598,236	1.94%

Major shareholders	Number of Shares	% of voting rights attached to our outstanding shares held(9)
Rayvax Société d’Investissements SA, a company incorporated under Belgian law (“Rayvax”)	484,794	0.03%
Sébastien Holding SA, a company incorporated under Belgian law, affiliated with Rayvax Société d’Investissements SA, its parent company(2)	10	0.00%
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	0	0.00%
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, which controls it	6,997,665	0.36%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0.00%
Fonds Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, which controls it(6)	5,485,415	0.28%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	3,645,605	0.19%
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	4,468	0.00%
Holders of Restricted Shares
Altria Group, Inc. (7)	185,115,417	9.57%
BEVCO Lux Sàrl(8)	96,862,718	5.01%

Notes:

(1)	See section “—Controlling Shareholder” below. By virtue of their responsibilities as directors of the Stichting, Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of our Ordinary Shares held by the Stichting. However, each of these individuals disclaims such beneficial ownership in such capacity.
(2)	See section “—Shareholders’ Arrangements” below.
(3)	By virtue of their responsibilities as directors of Eugénie Patri Sébastien (EPS) S.A. and EPS Participations S.à.R.L., Stéfan Descheemaeker, Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of our Ordinary Shares held by Eugénie Patri Sébastien (EPS) S.A. and EPS Participations S.à.R.L. However, each of these individuals disclaims such beneficial ownership in such capacity.
(4)	Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira have disclosed to us that they control BRC S.à.R.L. and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our Ordinary Shares held by BRC S.à.R.L. By virtue of their responsibilities as directors of BRC S.à.R.L., Alexandre Behring and Paulo Alberto Lemann may also be deemed, under the rules of the SEC, to be the beneficial owners of our Ordinary Shares held by BRC S.à.R.L. However, Alexandre Behring and Paulo Alberto Lemann disclaim such beneficial ownership in such capacity.
(5)	On 18 December 2013, Eugénie Patri Sébastien (EPS) S.A. contributed to EPS Participations S.à.R.L. its certificates in the Stichting and the shares it held directly in former AB InBev, except for 100,000 shares.
(6)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour SPRL with a social purpose.
(7)	In addition to the Restricted Shares listed above, Altria Group Inc. announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the combination with SAB, it purchased 11,941,937 Ordinary Shares in the company. Altria further increased its position of Ordinary Shares in the Company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by the Stichting dated 1 November 2016, resulting in an aggregate ownership of 10.21% based on the number of shares with voting rights as at 31 December 2017.

(8)	In addition to the Restricted Shares listed above, BEVCO Lux Sàrl announced in a notification made on 16 January 2017 in accordance with the Belgian law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company, thereby increasing its aggregate ownership to 5.23% of the total shares with voting rates issued and outstanding as of 16 January 2017.
(9)	Percentages are calculated on the total number of outstanding shares as at 31 December 2017 (2,019,241,973 shares) minus the number of outstanding shares held in treasury by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. as at 31 December 2017 (85,541,785 Ordinary Shares).

U.S. Holders of Record

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2017, we had 22,140,224 registered Ordinary Shares and 185,120,057 registered Restricted Shares held by 1,103 record holders in the United States, representing approximately 207.26 million of the voting rights attached to our shares outstanding as of such date. As of 31 December 2017, we also had 127,292,871 ADSs outstanding, each representing one Ordinary Share.

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

As of 31 December 2017, the Stichting owned 663,074,832 of our shares, which represented a 34.29% voting interest based on the number of our shares outstanding as of 31 December 2017, excluding the 85,541,785 treasury shares held by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. The Stichting and certain other entities acting in concert (within the meaning of Article 3, 13° of the Belgian Law of 2 May on disclosure of significant holdings in listed companies and/or within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids) with it (see “—Shareholders’ Arrangements” below) held, as per the most recent notifications received by us and the FSMA in accordance with article 6 of the Belgian law of 2 May 2007 on the disclosure of significant shareholdings, in the aggregate, 43.84% of our shares based on the number of our shares outstanding on 31 December 2017, excluding the 85,541,785 treasury shares held by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. As of 31 December 2017, BRC S.à.R.L. held 331,537,416 class B Stichting certificates (indirectly representing 17.15% of our shares), Eugénie Patri Sébastien S.A. held one class A Stichting certificate and EPS Participations S.à.R.L. held 331,537,415 class A Stichting certificates (together indirectly representing 17.15% of our shares). The Stichting is governed by its bylaws and its conditions of administration. Shares held by our main shareholders do not entitle such shareholders to different voting rights.

Shareholders’ Arrangements

The 2016 Shareholders’ Agreement

On 11 April 2016, the Stichting, EPS, EPS Participations S.à R.L, BRC and Rayvax entered into an Amended and Restated New Shareholders’ Agreement (the “2016 Shareholders’ Agreement”).

The 2016 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both us and the Stichting, as well as (i) the transfer of the Stichting certificates and (ii) the de-certification and re-certification process for the Ordinary Shares and the circumstances in which the shares held by the Stichting may be de-certified and/or pledged at the request of BRC, EPS or EPS Participations.

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

The 2016 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034 and will be automatically renewed for successive terms of 10 years each unless, not later than two years prior to the expiration of the initial or any successive 10-year term, any party to the 2016 Shareholders’ Agreement notifies the others of its intention to terminate the 2016 Shareholders’ Agreement.

The 2016 Shareholders’ Agreement is filed as Exhibit 3.2 to this Form 20-F.

Voting Agreement between the Stichting, Fonds Baillet Latour and Fonds Voorzitter Verhelst

The Stichting entered into a voting agreement, effective 1 November 2015 (the “Fonds Voting Agreement”) with Fonds Baillet Latour and Fonds Voorzitter Verhelst, which replaces in its entirety the voting agreement between the parties dated 16 October 2008, which was due to expire on 16 October 2016 if not renewed.

This agreement provides for consultations between the three bodies before any of our shareholders’ meetings to decide how they will exercise the voting rights attached to our shares. Under this voting agreement, consensus is required for all items that are submitted to the approval of any of our shareholders’ meetings. If the parties fail to reach a consensus, each of Fonds Baillet Latour and Fonds Voorzitter Verhelst will vote their AB InBev shares in the same manner as the Stichting. The Fonds Voting Agreement will expire on 1 November 2034.

The Fonds Voting Agreement is filed as Exhibit 3.1 to this Form 20-F.

Voting Agreement between the Stichting and Restricted Shareholders

Each holder of Restricted Shares representing more than 1% of our total share capital, being Altria and BEVCO, was required, upon completion of the combination with SAB, to enter into an agreement with the Stichting. Each of Altria and BEVCO entered into the Restricted Shareholder Voting Agreement with the Stichting and us on 8 October 2016 (the “Restricted Shareholder Voting Agreement”), under which:

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

Each of the first 12 entities mentioned in the table appearing under Shareholding Structure have disclaimed beneficial ownership of all of the Restricted Shares and Ordinary Shares, as applicable, held by Altria and BEVCO.

The Restricted Shareholder Voting Agreement is filed as Exhibit 3.3 to this Form 20-F.

B. RELATED PARTY TRANSACTIONS

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities that form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans and guarantees with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which Anheuser-Busch Companies imports our European brands into the United States, and (v) royalty agreements with affiliated entities, such as our royalty agreement with one of our United Kingdom subsidiaries related to the production and sale of our Stella Artois brand in the United Kingdom. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 34 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2017 and 2016 and for the three years ended 31 December 2017.

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

Transactions with Directors and Executive Board of Management Members (Key Management Personnel)

Total compensation of our directors and executive board of management included in our income statement for 2017 set out below can be detailed as follows:

	Year ended 31 December 2017
	Directors	Executive Board of Management
	(USD million)
Short-term employee benefits	2	28
Post-employment benefits	—	1
Other long-term employee benefits	—	—
Share-based payments	3	68

Total	5	97

In addition to short-term employee benefits (primarily salaries), our executive board of management members are entitled to post-employment benefits. More particularly, members of the executive board of management participate in the pension plan of their respective country. See also note 25 “Employee benefits” and note 34 “Related parties” to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017. In addition, key management personnel are eligible for our share-based payment plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 26 “Share-based payments” to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with our company. During 2017, no payments were made to key management personnel except in the transactions listed below.

Deferred Share Entitlements

In a transaction related to the combination with Grupo Modelo, two Grupo Modelo shareholders, María Asuncion Aramburuzabala and Valentín Diez Morodo, purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion paid on 5 June 2013. At such time, María Asuncion Aramburuzabala and Valentín Diez Morodo agreed to serve on the Board of Directors for former AB InBev for a term of at least four years. Following the completion of the combination with SAB, María Asuncion Aramburuzabala was appointed to our Board of Directors with a two-year term. She also agreed to a non-competition provision for three years following the completion of the combination with Grupo Modelo.

The deferred share entitlements provided for the delivery of these ordinary shares no later than 5 June 2018. We have announced the delivery of the 23,076,922 Ordinary Shares due under this deferred share transaction on 21 May 2018. The delivery obligation will be met through the use of part of our outstanding treasury shares.

Other Transactions

In 2016 and 2017, our subsidiary Bavaria SA, along with other subsidiaries in Colombia, paid approximately 4 billion Colombian pesos (USD 1.3 million) and 16 billion Colombia pesos (USD 5.4 million), respectively, for transportation services, lease agreements and advertising services to companies of which Alejandro Santo Domingo Dávila, a member of our Board of Directors, is (i) part of the controlling shareholder group of such companies or (ii) Chairman of the Board or controlling shareholder of such companies.

In 2015, 2016 and 2017, Grupo Modelo paid MXN 67.3 million (USD 4.3 million), MXN 22.2 million (USD 1.2 million) and MXN 15.1 million (USD 0.8 million), respectively, to a company of which María Asuncion Aramburuzabala, a member of our Board of Directors, is Chairman of the Board. These payments were made for information technology infrastructure services provided by that company to Grupo Modelo in 2015, 2016 and 2017.

Transactions with Significant Shareholders

We have entered into certain agreements with Altria and BEVCO in connection with the combination with SAB. These agreements are described further under “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SAB—Information Rights Agreement,” “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SAB—Tax Matters Agreement” and “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SAB—Registration Rights Agreement.”

Jointly Controlled Entities

Significant interests we hold in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to us. Aggregate amounts of our interests in such entities are as follows:

As of 31 December 2017
(USD million)
Non-current assets	12
Current assets	5
Non-current liabilities	11
Current liabilities	6
Result from operations	(3)
Profit attributable to equity holders	(3)

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2017
(USD million)
Gross profit	91
Current assets	73
Current liabilities	20

Our transactions with associates primarily consist of sales to distributors in which we have a non-controlling interest.

Transactions with Pension Plans

Our transactions with pension plans mainly consisted of USD 12 million other income from pension plans in the United States.

Transactions with Government-Related Entities

We have no material transactions with government-related entities.

Ambev Special Goodwill Reserve

As a result of the merger of InBev Brasil into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of the Normative Ruling No. 319/99 of the CVM, the Brazilian Securities Commission. Such amortization will be carried out within the 10 years following the merger. As permitted by Normative Ruling No. 319/99, the Protocol and Justification of the Merger, entered into between us, Ambev and InBev Brasil on 7 July 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized in Ambev for the benefit of us, with the remaining 30% being capitalized in Ambev without the issuance of new shares for the benefit of all shareholders. Since 2005, pursuant to the Protocol and Justification of the Merger, Ambev has carried out, with shareholders’ approval, capital increases through the partial capitalization of the goodwill premium reserve. Accordingly, two wholly owned subsidiaries of Anheuser-Busch InBev (which hold our interest in Ambev) have annually subscribed to Ambev shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalized without issuance of new shares for the benefit of all Ambev shareholders. The Protocol and Justification of the Merger also provides, among other matters, that we shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

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

Keurig Green Mountain Joint Venture

In December 2016, we entered into an agreement with Keurig Green Mountain, Inc. to establish a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the United States and Canadian markets. The transaction, which closed in the first quarter of 2017, includes the contribution of intellectual property and manufacturing assets from Keurig Green Mountain, Inc. Pursuant to the terms of the joint venture agreement, we own 70% of the voting and economic interest in the joint venture and Keurig Green Mountain, Inc. owns 30% and has certain minority protection rights. The chairman of our board, Olivier Goudet, sits on the board of Keurig Green Mountain, Inc. and is a partner in and CEO of JAB Holding Company, which indirectly controls Keurig Green Mountain, Inc. In addition, Alexandre Van Damme and Alejandro Santo Domingo, two members of our board of directors, sit on the board of Keurig Green Mountain, Inc. All three of these directors recused themselves from the deliberation and decision by our board regarding the joint venture.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during a period between 1 January 2017 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

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

Belgian Tax Matters

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by us on 12 July 2016. The appeals do not suspend the recovery process, and we cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to us, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carry-forwards could eventually partly or fully offset amounts subject to recovery, if any, we have not recorded any provisions in connection therewith as of 31 December 2017.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in our favor and have refused the actual tax exemption which it confers. Against such decision, we have filed a court claim before the Brussels court of first instance. Also, in respect of this aspect of the excess profit ruling matter, considering our assessment and the assessment of our counsel in respect of the merits of the case, we have not recorded any provisions as of 31 December 2017.

Antitrust Matters

European Commission Antitrust Investigation

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. On 30 November 2017, the European Commission informed us of its preliminary view in a Statement of Objections that these practices are an infringement and invited us to respond, which we shall do. The fact that a Statement of Objections has been issued does not mean that the European Commission has concluded that there is an infringement. It is not possible to indicate how long the investigation will take or what the outcome will be and no provision has been made in connection therewith. There is no connection between this investigation and the combination with SAB.

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

Thereafter, on 19 April 2013, we announced that, together with Grupo Modelo and Constellation Brands, Inc., we had reached a final settlement agreement with the U.S. Department of Justice. The terms of the settlement were substantially in line with the revised transaction announced on 14 February 2013, and included binding commitments to the revised transaction, designed to ensure a prompt divestiture of assets by us to Constellation Brands, Inc. and the necessary build-out of the Piedras Negras brewery by Constellation Brands, Inc., as well as certain distribution guarantees for Constellation Brands, Inc. in the 50 states of the United States, the District of Columbia and Guam. For more information on the settlement agreement, see “Item 10. Additional Information—C. Material Contracts—Grupo Modelo Settlement Agreement.”

SAB Transaction

On 20 July 2016, the U.S. Department of Justice filed an antitrust action in the U.S. federal district court in the District of Columbia, seeking to enjoin the combination with SAB. On the same date, we announced that we had entered into a consent decree with the U.S. Department of Justice, which cleared the way for United States approval of the combination with SAB. For more information on the terms of the consent decree, see “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SAB—U.S. Department of Justice Consent Decree.”

Ambev and Its Subsidiaries

Tax Matters

In the past, Ambev has been subject to various tax assessments, as detailed below. In 2017, Ambev decided to participate in the Federal Tax Amnesty Program established by Provisional Measure No. 783/2017, converted into Law No. 13,496/2017 (“PERT 2017”), undertaking to pay tax assessments that were in dispute under administrative or judicial level, including debts from its subsidiaries, in the total amount of R$3.5 billion (USD 1.1 billion) (already considering discounts established by the program). The total amount paid in 2017 was approximately R$1.0 billion (USD 0.3 billion) and the balance will be paid in 145 monthly installments, with interest, starting in January 2018. In order to benefit from this program, Ambev was required to waive in advance any defense or rights in relation to existing administrative disputes involving tax indebtedness. In this case, the debts being settled through the program are related to several discussions regarding income tax, social contributions and excise tax.

ICMS Value-Added Tax, Imposto sobre Produtos Industrializados Excise Tax and Taxes on Net Sales

Ambev has been party to legal proceedings with the state of Rio de Janeiro where it is challenging such State’s attempt to assess Imposto Sobre Operações Relativas à Circulação de Mercadorias e Servicos de Transporte Interestadual dè Intermunicipal e de Comunicações (“ICMS”) value-added tax with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In October 2015 and January 2016, Ambev paid the amounts related to the state of Rio de Janeiro’s proceedings with discounts under an incentive tax payment program granted by that state in the total amount of approximately R$0.3 billion (USD 0.1 billion). In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion. Ambev management estimates the amount involved in these proceedings to be approximately R$0.6 billion (USD 0.2 billion) as of 31 December 2017 (which reflects the payments made in October 2015 and January 2016), which is classified as a possible loss and, therefore, for which no provision has been made.

Goods manufactured within the Manaus Free Trade Zone (“ZFM”) intended for remittance elsewhere in Brazil are exempt from the Brazilian Imposto Sobre Produtos Industrializados (“IPI”) excise tax. Ambev has been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured in the ZFM. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian federal tax authorities relating to the disallowance of such presumed tax credits, which are under discussion before the Brazilian Supreme Court (Supremo Tribunal Federal). Ambev management estimates the possible losses in relation to these assessments to be R$3.2 billion (USD 1.0 billion) as of 31 December 2017. Ambev has not recorded any provision in connection with these assessments.

In addition, over the years, Ambev has received tax assessments from the Brazilian federal tax authorities charging federal taxes that they considered unduly offset with the disallowed IPI excise tax credits which are under discussion in the above-mentioned proceedings. Ambev is currently challenging those charges in the courts. Ambev management estimates the possible losses related to these assessments to be approximately R$0.9 billion (USD 0.3 billion) as of 31 December 2017. Ambev has not recorded any provision in connection with these assessments.

In 2014 and 2015, Ambev received tax assessments from the Brazilian federal tax authorities relating to IPI excise tax, allegedly due over remittances of manufactured goods to other related factories, for which a decision from the Upper House of the Administrative Tax Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately R$1.5 billion (USD 0.5 billion) as of 31 December 2017. Ambev has not recorded any provision in connection with these assessments.

Over the years, Ambev has received tax assessments relating to alleged ICMS value-added tax differences that some Brazilian states consider due in the tax substitution system in cases where the price of certain products sold by Ambev reached levels close to or above the fixed price table basis established by such states, where the state tax authorities expect that the calculation basis should be based on a value-added percentage over the actual price and not on the fixed table price. Among other similar cases, the company received three assessments issued by the State of Minas Gerais originally for an amount of R$1.4 billion (USD 0.4 billion). In the second quarter of 2017, the Administrative Tax Court of the State of Minas Gerais ruled unfavorably to Ambev on three relevant cases. Ambev presented a defense against such decisions to the Upper House of the Administrative Tax Court of the State of Minas Gerais and currently awaits a judgement. In 2017, Ambev received additional assessments from the State of Rio de Janeiro which amounts to R$0.9 billion (USD 0.3 billion). Ambev appealed the tax assessments and now awaits decisions by the Administrative Courts. Including these new assessments and others received in 2017, Ambev management estimates the amount related to this issue to be approximately R$5.8 billion (USD 1.8 billion) as of 31 December 2017, classified as a possible loss and, therefore, for which we have made no provision. We have recorded provisions in the total amount of R$7 million (USD 2 million) for proceedings where we consider the chances of loss to be probable, considering specific procedural issues.

Ambev is currently challenging tax assessments issued by the States of São Paulo, Rio de Janeiro, Minas Gerais and other States questioning the legality of ICMS tax credits arising from transactions with companies that has tax incentives. Ambev management estimates the possible losses related to these assessments to be approximately R$1.9 billion (USD 0.6 billion) as of 31 December 2017. Ambev has not recorded any provision in connection therewith. Ambev expects that this contingency will terminate as a result of Interstate Agreement No. 190, of 2017.

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

As previously disclosed, there has in recent years been a controversy regarding whether these benefits are constitutional when granted without the prior approval of every Brazilian state participating in the CONFAZ. Some states and public prosecutors filed direct actions of unconstitutionality (Ação Direta de Inconstitucionalidade) before the Brazilian Supreme Court to challenge the constitutionality of certain state laws granting tax incentive programs unilaterally, without the prior approval of the CONFAZ.

Since 2007, Ambev had received tax assessments from various states, challenging the legality of tax credits arising from existing tax incentives received by Ambev in other states. Ambev’s management estimates the possible losses related to these assessments to be approximately R$1.9 billion (USD 0.6 billion) as of 31 December 2017 and have not recorded any provisions in connection therewith.

In 2017, the Brazilian Congress passed a bill of law intended to regulate this issue, and on 8 August 2017, Supplementary Law No. 160 was published authorizing the states and the Federal District to revalidate within 180 days the tax benefits allegedly created without the approvals required under Brazilian tax laws and regulations by means of an Interstate Agreement. Under the provisions of the aforementioned Supplementary Law, Confaz Interstate Agreement No. 190 was published on 18 December 2017, allowing the states to republish and reinstall the state tax benefits created up to 8 August 2017. The validation of such tax incentives, however, is not self-applicable and it depends on the fulfillment of certain conditions by the granting state. Ambev’s management believes that the states will be able to comply with such conditions, with the exception of the state of Amazonas, which decided not to be a party to the Interstate Agreement. Ambev will continue to defend its position in these assessments, including those related to the state of Amazonas and those related to the states in which the conditions for validation are not satisfied.

Ambev Profits Generated Abroad

During 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits obtained by its subsidiaries domiciled outside Brazil. In December 2008, the Administrative Tax Court rendered a decision on one of these tax assessments relating to the earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court, which was denied in full in March 2017. In September 2017, Ambev filed a judicial proceeding for an injunction in relation to the tax assessment, which was decided in a manner favorable to Ambev. In December 2016 and October 2017, Ambev received other tax assessments related to the profits of its foreign subsidiaries. As of 31 December 2017, Ambev estimated its exposure to possible losses in relation to these assessments to be R$6.1 billion (USD 1.8 billion) and its exposure to probable losses to be R$44 million (USD 13 million), for which Ambev has recorded a provision in the corresponding amount.

Brazilian Income Tax – Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carryforwards arising in the context of business combinations. In February 2016, the Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter. In both cases, the decision was unfavorable to Ambev and Ambev promptly filed a judicial proceeding. In September 2016, Ambev received a favorable first-level decision in one of the judicial claims. In March 2017, Ambev received an unfavorable first-level decision on the second judicial case and filed an appeal to the second instance Court. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately R$0.5 billion (USD 0.2 billion) as of 31 December 2017. Ambev has not recorded any provision in connection with these disputes.

Special Goodwill Reserve

In December 2011, Ambev received a tax assessment from the Brazilian federal tax authorities related to the goodwill amortization resulting from InBev Brasil’s merger with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” In June 2012, Ambev filed an appeal against the unfavorable first-level administrative decision. In November 2014, the Lower Administrative Court rendered a partially favorable decision and Ambev presented a motion to clarify the decision to the Administrative Court. This motion was admitted in September 2016 and Ambev was notified of the clarified decision in January 2018. The Administrative Court’s decision was partly favorable to Ambev. As a result, Ambev filed a judicial proceeding to discuss the unfavorable part of the decision, pursuant to which Ambev was rewarded an injunction. The remaining unfavorable result will be reexamined by the Administrative Upper Court.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization from 2011 to 2013, related to InBev Brasil’s merger with Ambev. In March 2017, Ambev was notified of a partially favorable first-level administrative decision and will file an appeal to the Lower Administrative Court. Ambev has not recorded any provisions for this matter and its management estimates possible losses in relation to this assessment to be approximately R$8.3 billion (USD 2.5 billion) as of 31 December 2017. In the event that Ambev is required to pay these amounts, we will reimburse Ambev in the amount proportional to the benefit received by us pursuant to the merger protocol, as well as related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associate Holding into Ambev. Ambev filed its defense in November 2013, and in November 2014, the Lower Administrative Tax Court published a decision unfavorable to Ambev. Ambev filed an appeal against the unfavorable first-level decision. In March 2017, the Lower Administrative Court decided to send the case back to the first-level administrative judge as a result of procedural matters. In July 2017, Ambev was notified of the new first-level decision, which was also unfavorable to Ambev, and filed a new appeal to the Lower Administrative Court. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.6 billion (USD 0.5 billion) as of 31 December 2017. Ambev has not recorded any provision in connection with this assessment.

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. Ambev filed a defense in December 2017 and awaits for the first-level administrative decision. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.1 billion (USD 0.3 billion) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

Disallowance of Expenses and Deductibility of Losses

In December 2014, Ambev received a tax assessment from the Brazilian federal tax authorities related to disallowance of alleged non-deductible expenses and certain loss deductions mainly associated with financial investments and loans. Ambev’s defense was presented on 28 January 2015. In July 2016, Ambev was notified of the unfavorable decision of the first-level court and filed an appeal to the Lower Administrative Tax Court. In August 2017, the Lower Administrative Tax Court ruled favorably on Ambev’s appeal and, considering that Brazilian tax authorities forfeited their right to appeal the decision, the case was then finalized.

In December 2015 and December 2016, Ambev also received two new tax assessments related to the same matter. Ambev estimates its exposure to possible losses in relation to these assessments to be approximately R$4.4 billion (USD 1.3 billion) as of 31 December 2017. Ambev has not recorded any provision in connection with these assessments.

Disallowance of Taxes Paid Abroad

Since 2014, Ambev has received tax assessments from the Brazilian federal tax authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Tax Court is still pending. In September 2017, Ambev decided to include part of those tax assessments in the Brazilian Federal Tax Regularization Program of Provisional Measure No. 783. As of 31 December 2017, Ambev management estimated the exposure of approximately R$7.2 billion (USD 2.2 billion) as a possible risk, and accordingly Ambev has not recorded a provision for such amount.

Presumed Profit

In April 2016, Arosuco, a subsidiary of Ambev, received a tax assessment regarding the use of the presumed profit method for the calculation of income tax and the social contribution on net profit instead of the real profit method. In September 2017, Arosuco filed a defense and was notified of an unfavorable first-level administrative decision, and filed an appeal to the Administrative Tax Court. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately R$0.6 billion (USD 0.2 billion) as of 31 December 2017. Arosuco has not recorded any provision in connection therewith.

In December 2016, CRBS, a subsidiary of Ambev, received a tax assessment regarding the use of presumed profit method for the calculation of income tax and social contribution on net profit instead of the real profit method. In July 2017, CRBS was notified of an unfavorable first-level administrative decision and filed an appeal to the Lower Administrative Tax Court. In September 2017, CRBS decided to include this tax assessment in the Brazilian Federal Tax Regularization Program of Provisional Measure No. 783, following which CRBS estimates that there are no remaining contingency values related to this matter as of 31 December 2017.

Social Contributions

Ambev has received a number of tax assessments issued by the Brazilian federal tax authorities relating to amounts allegedly due under Integration Program/Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. The cases are now being considered by the relevant administrative courts. Ambev management estimates the possible losses related to these assessments to be approximately R$3.1 billion (USD 0.9 billion) as of 31 December 2017. No related provision has been made.

Labor Matters

Ambev is involved in more than 25,000 labor claims. Most of the labor claims facing Ambev relate to its Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of 31 December 2017, Ambev has made provisions totaling R$139 million (USD 42 million) in connection with the above labor claims involving former, current and outsourced employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

In connection with these labor matters, Ambev is also involved in claims regarding the social charges on payroll. Ambev management estimates the possible losses related to these claims to be approximately R$253 million (USD 76 million) as of 31 December 2017.

Civil Matters

As of 31 December 2017, Ambev was involved in more than 9,000 civil claims pending, including third-party distributors and product-related claims. Ambev has established provisions totaling R$26 million (USD 8 million) reflecting applicable adjustments, such as accrued interest, as of 31 December 2017 in connection with civil claims.

Subscription Warrants

In 2002, Ambev decided to request a ruling from the CVM (Comissão de Valores Mobiliarios, the Securities and Exchange Commission of Brazil) in connection with a dispute between Ambev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain Ambev warrants. In March and April 2003, the CVM ruled that the criteria used by Ambev to calculate the strike price were correct. In response to the CVM’s final decision and seeking to reverse it, some of the warrant holders filed separate lawsuits before the courts of São Paulo and Rio de Janeiro.

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by Ambev under its then-existing stock ownership program, as well as for the strike price of other warrants issued in 1993 by Brahma.

Ambev has knowledge of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. One of these cases was settled. Two of them were ruled favorably to Ambev by the appellate court of the State of São Paulo. Both decisions were confirmed by the Superior Court of Justice. The plaintiffs have appealed to the Special Court of the Superior Court of Justice with requests for reconsideration based on conflicting precedent and such appeals are pending. Of the four other claims, Ambev received a favorable ruling in one claim by a first level court in Rio de Janeiro, and the appellate court of the state of Rio de Janeiro ruled against Ambev in another three claims. Ambev has appealed to the Brazilian Superior Court of Justice with respect to the final decisions issued by the appellate court of the State of Rio de Janeiro. In 2016, Ambev received a favorable ruling in one such appeal, to which the plaintiff filed a further appeal, which is currently pending judgment. During 2017, the Superior Court of Justice ruled on two of the appeals in Ambev’s favor, and the plaintiffs also filed appeals against the decisions. These three cases, ruled favorably to us, are pending final judgment. In November 2017, the Federal Public Prosecutor filed a motion favorable to Ambev’s position in one of the cases. The remaining appeals are still pending judgment by the Superior Court of Justice.

In the event the plaintiffs prevail in the above six pending proceedings, Ambev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they were issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. Ambev believes that the warrants that are the object of those six proceedings represented, on 31 December 2017, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should the claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$847 million (USD 256 million) as of 31 December 2017.

Ambev believes, based on its management assessments, that its chances of receiving unfavorable final decisions in this matter are remote, and, therefore, it has not established a provision for this litigation in its audited consolidated financial statements. As these disputes are based on whether Ambev should receive as a subscription price a lower price than the price that it considers correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

Environmental Matters

Riachuelo

In 2004, an environmental complaint was initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the city of Buenos Aires and more than 40 corporate entities (including Ambev’s subsidiary, Cervecería y Maltería Quilmes S.A.) with premises located in the Riachuelo Basin or that discharge their waste into the Riachuelo River. In this complaint, the Argentine Supreme Court of Justice ruled that the State of Argentina, the Province of Buenos Aires and the city of Buenos Aires remain primarily responsible for the remediation of the environment, and further resolved that the Riachuelo Basin Authority, an environmental authority created in 2006 pursuant to the Argentine Law No. 26, 168, would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin. The Argentine Supreme Court of Justice also decided that any claim on damages should be initiated before a civil court. No further claims have been initiated against Cervecería y Maltería Quilmes S.A.

Lawsuit Against the Brazilian Beer Industry

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (USD 0.9 billion) (of which approximately R$2.1 billion (USD 0.6 billion) are claimed against Ambev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, cause damage to society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 0.9 billion), therefore doubling the initial amount involved. The court has admitted the association as joint plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the lower court judge, who denied all claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office has appealed to the Federal Court, but Ambev believes, based on management assessments, that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim.

Class Action Canada (Brewers Retail Inc. Litigation)

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS; and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding CAD $1.4 billion (USD 1.1 billion), as well as punitive, exemplary and aggravated damages of CAD $5 million (USD 4 million) and changes/repeals of the affected legislation. Ambev has not recorded any provision in connection therewith. A motion for summary judgment has been filed by the defendants and was heard by the Superior Court of Ontario in February 2018. A hearing related to the class certification and the trial on the merits of the case is not expected to be held before the end of 2018.

Anheuser-Busch Companies

Dispositions Pension Litigation

On 1 December 2009, Anheuser-Busch InBev SA/NV, Anheuser-Busch Companies, LLC and the Anheuser-Busch Companies Pension Plan were sued in the United States District Court for the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. Anheuser-Busch InBev SA/NV, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to certify a class action and represent certain employees of any other subsidiary of Anheuser-Busch Companies, LLC that has been divested or may be divested during the three-year period from the date of the Anheuser-Busch Companies acquisition, 18 November 2008 through 17 November 2011. Among other things, the lawsuit claimed that we failed to provide him and the other class members (if certified) with certain enhanced benefits, and breached our fiduciary duties under the U.S. Employee Retirement Income Security Act of 1974. On 16 July 2010, the court dismissed plaintiff’s lawsuit. The court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The court also found that the plaintiff did not exhaust all of his administrative remedies, which he must first do before filing a lawsuit. On 9 August 2010, the plaintiff filed an appeal of this decision to the Eighth Circuit Court of Appeals, which was denied on 22 July 2011. No further appeals were filed.

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

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. On 11 March 2013, the court consolidated the case with the Knowlton case mentioned below. A three-count consolidated complaint was filed on 19 April 2013. On 30 October 2013, the court dismissed Counts II and III, including the breach of fiduciary claims, but granted plaintiff leave to amend. On 19 November 2013, the plaintiff filed an amended Count III. We filed an Answer to amended Count III on 30 May 2014. On 16 May 2014, the Court granted the plaintiff’s class certification motion on Count I, which certified a class of divested employees of Busch Entertainment Corporation.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plan Administrative Committee by Brian Knowlton and several other former

Busch Entertainment Corporation Employees in the Southern District of California. Like the other lawsuits, the Knowlton case claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excluded the divested Metal Container Corporation facilities that were included in the Adams class action. On 11 March 2013, the court consolidated the case with the Anderson matter. On 30 October 2013, the court dismissed Counts II and III of the Consolidated Complaint, including the breach of fiduciary claims, but granted plaintiff leave to amend. On 19 November 2013, the plaintiff filed an amended Count III, which was answered. On 16 May 2014, the Court granted plaintiffs’ request for class certification, which certified a class of divested employees of Busch Entertainment Corporation. On 8 July 2015, the Court granted plaintiffs’ Motion for Judgment on the Pleadings, which was based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On 9 October 2015, the Court issued a final, appealable order, as well as a stay pending appeal. On 22 February 2017, the Eighth Circuit Court of Appeals affirmed the lower court’s decision awarding enhanced pension benefits to the class of divested employees of Busch Entertainment Corporation, but remanded the case to the lower court and in so doing asked the lower court to reconsider whether plaintiffs were entitled to a judgment containing the specific benefits owed. We believe that the total amount of enhanced pension benefit at issue in this case is approximately USD 68 million.

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

SAP Arbitration

On 21 February 2017, SAP America, Inc. (“SAP”) commenced an arbitration in New York against Anheuser-Busch Companies, LLC pursuant to the Commercial Arbitration Rules of the American Arbitration Association. The statement of claim asserts multiple breaches of a 30 September 2010 Software License Agreement (together with related amendments and ancillary documents, the “SLA”) based on allegations that company employees used SAP systems and data—directly and indirectly—without appropriate licenses, and that the company underpaid fees due under the SLA. The statement of claim sought both reformation of the SLA in certain respects and also damages potentially in excess of USD 600 million. The parties settled the dispute on 30 June 2017 and the matter is now closed.

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

The dividends payable for any given fiscal year are declared in the fourth quarter of such year and in the second quarter of the following year. The dividend declared in the fourth quarter is an advance amount decided by the Board of Directors in the form of an interim dividend. The dividend declared in the second quarter of the following year is decided at the shareholders’ meeting and supplements the amount already declared in the fourth quarter of the prior year. In both cases, the dividends are paid on the dates and at the places communicated by the Board of Directors.

The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per share (in EUR)	Gross amount of dividend per share (in USD)	Payment date(s)
2017	2,019,241,973	1.60	1.89	16 November 2017
2016	2,019,241,973	2.00	2.11	4 May 2017
2016	2,019,241,973	1.60	1.75	17 November 2016
2015	1,608,242,156	2.00	2.20	3 May 2016
2015	1,608,242,156	1.60	1.75	16 November 2015
2014	1,608,242,156	2.00	2.27	6 May 2015
2014	1,608,242,156	1.00	1.25	14 November 2014
2013	1,607,844,590	1.45	2.00	8 May 2014
2013	1,607,844,590	0.60	0.83	18 November 2013
2012	1,606,787,543	1.70	2.24	2 May 2013
2011	1,606,071,789	1.20	1.55	3 May 2012
2010	1,605,183,954	0.80	1.07	2 May 2011
2009	1,604,301,123	0.38	0.55	3 May 2010

B. SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

A. THE OFFER AND LISTING

Price History of Stock

Ordinary Shares Listed on Euronext Brussels

The table below shows the quoted high and low closing sales prices in euro on Euronext Brussels for our shares for the indicated periods.

	Per Share
	High	Low
	(in EUR)
Annual
2017	109.35	93.13
2016	118.80	92.13
2015	123.25	89.68
2014	94.80	69.55
2013	78.66	63.90

Quarterly
2017
Fourth Quarter	107.20	93.13

	Per Share
	High	Low
	(in EUR)
Third Quarter	105.00	96.02
Second Quarter	103.98	96.71
First Quarter	104.70	96.15
2016
Fourth Quarter	117.40	93.76
Third Quarter	118.80	108.95
Second Quarter	117.60	106.05
First Quarter	116.15	100.60

Monthly
2018
February	91.40	83.20
January	95.73	91.14
2017
December	97.53	93.13
November	105.40	96.25
October	107.20	101.30
September	102.40	97.51

ADSs Listed on NYSE

On 16 September 2009, former AB InBev listed 1,608,663,943 Ordinary Shares represented by ADSs on the NYSE.

Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding ADSs of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding ADS giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

Each ADS represents one of our Ordinary Shares. The table below shows the quoted high and low closing sales prices in USD on NYSE for our shares for the indicated periods.

	Per Share
	High	Low
	(in USD)
Annual
2017	126.02	104.26
2016	133.44	98.28
2015	129.14	103.86
2014	116.99	94.17
2013	106.46	84.29

Quarterly
2017
Fourth Quarter	126.02	110.50
Third Quarter	122.84	110.00
Second Quarter	120.58	108.28
First Quarter	111.95	104.26
2016
Fourth Quarter	131.91	98.28

	Per Share
	High	Low
	(in USD)
Third Quarter	133.44	121.94
Second Quarter	131.77	120.54
First Quarter	126.71	111.50

Monthly
2018
February	114.10	103.15
January	115.98	112.42
2017
December	115.46	110.50
November	122.14	113.50
October	126.02	118.98
September	121.74	116.39

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

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

We are incorporated under the laws of Belgium (register of legal entities number 0417.497.106), and our shares are listed on the regulated market of Euronext Brussels under the symbol “ABI.” We also have secondary listings of our shares on the Johannesburg Stock Exchange under the symbol “ANH” and on the Mexican Stock Exchange under the symbol “ANB.” The securities that we have listed on the NYSE are ADSs, each of which represents one of our shares. We listed 1,608,663,943 ADSs on the NYSE on 16 September 2009 (such number equal to the number of our shares plus the number of warrants on our shares outstanding as of 7 September 2009). For more information on our shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Form and Transferability of Our Shares.” Our ADSs are described in greater detail under “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.”

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

Euronext is the leading pan-European exchange in the Eurozone with nearly 1,300 listed issuers worth close to €3.6 trillion in market capitalization as of end September 2017, an unmatched blue chip franchise consisting of 24 issuers in the Morningstar® Eurozone 50 IndexSM and a strong diverse domestic and international client base. Euronext operates regulated and transparent equity and derivatives markets. Its total product offering includes Equities, Exchange Traded Funds, Warrants & Certificates, Bonds, Derivatives, Commodities and Indices. Euronext also leverages its expertise in running markets by providing technology and managed services to third parties. In addition to its main regulated market, Euronext also operates Euronext Growth™ (commercial denomination of Alternext) and Euronext Access™ (commercial denomination of the Free Market).

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

Clearing and Settlement. Clearing and settlement of trades executed on Euronext in Europe are generally handled by LCH.SA (for central counterparty clearing), and independent entities that provide services to Euronext pursuant to contractual agreement. Euroclear is taking care of the settlement part of the transactions.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our articles of association dated 26 April 2017 has been filed as Exhibit 1.1 to this Form 20-F.

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

The Restricted Shares shall automatically convert into Ordinary Shares (i) upon any transfer, sale, contribution or other disposal, except in the case of permitted transfers to or for the benefit of any person that is an affiliate, a Successor and/or a Successor’s affiliate of the relevant Restricted Shareholders or in the case of a Pledge Consent, provided that, in such cases, the Restricted Shares shall automatically be converted into Ordinary Shares upon any subsequent transfer, sale, contribution or disposal to any party which is not an affiliate, a Successor or a Successor’s affiliate of the Restricted Shareholder; (ii) immediately prior to the closing of a successful public takeover bid for our shares or the completion of a merger of the company as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over us immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, us or the surviving entity following such takeover bid or merger; or (iii) upon the announcement of a squeeze-out bid for our outstanding shares, in accordance with Article 513 of the Belgian Companies Code.

Upon conversion, each Restricted Share will be re-classified as one Ordinary Share. From the time of conversion, the Ordinary Shares will be freely transferable.

Holders of Restricted Shares may benefit from registration rights, as described in “—C. Material Contracts—Material Contracts Related to the Acquisition of SAB—Registration Rights Agreement.”

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

At the annual shareholders’ meeting on 26 April 2017, our shareholders’ meeting authorized our Board to increase the share capital of AB InBev to an amount not to exceed 3% of the total number of shares issued and outstanding on 26 April 2017 (i.e., 2,019,241,973). This authorization has been granted for five years and can be used for several purposes, including when the sound management of our business or the need to react to appropriate business opportunities calls for a restructuring, an acquisition (whether private or publish) of securities or assets in one or more companies, or generally, any other appropriate increase of our capital.

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

Our shareholders’ meeting may restrict or cancel the preferential subscription right, in accordance with Article 596 of the Belgian Companies Code, for a purpose that is in our best interests, provided, however, that if the preferential subscription right is restricted or canceled with respect to any issuance in which any of our shareholders acquires any such Equity Interests, all our shareholders shall be given the same right and be treated in the same way. This requirement shall not apply when the preferential subscription right is restricted or canceled with respect to issuances of Equity Interests issued solely pursuant to stock option plans or other compensation plans in the ordinary course of business. Where our shareholders’ meeting has granted an authorization to our board of directors to effect a capital increase in the framework of the authorized capital and such authorization allows our board of directors to do so, our board of directors may likewise restrict or cancel the preferential subscription right applying the same principles as set out in this paragraph.

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

Material Contracts Related to the Acquisition of SAB

Information Rights Agreement

On 11 November 2015, former AB InBev and Altria entered into an information rights agreement (“Information Rights Agreement”), pursuant to which we agreed to share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they apply to Altria’s investment in AB InBev. Upon the closing of the combination with SAB, this Information Rights Agreement replaced the existing relationship agreement that was in place between Altria and SAB.

Under the terms of the combination with SAB, any former SAB shareholder other than Altria is entitled, from completion of the combination with SAB, to enter into an agreement with us on substantially the same terms as the Information Rights Agreement, provided that it is able to demonstrate to the reasonable satisfaction of our board of directors that it meets the following criteria:

•	it will be the sole legal and beneficial holder of no less than 10% of our share capital in issue from time to time;

•	for the purposes of its financial reporting, it accounts for its shareholding in AB InBev on the basis of the equity method of accounting in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”); and

•	it is a U.S. listed company subject to the reporting requirements under the Exchange Act and section 404 of the Sarbanes-Oxley Act of 2002.

The Information Rights Agreement is filed as Exhibit 4.26 to this Form 20-F.

Deed of Indemnity

Former AB InBev and SAB entered into a deed of indemnity (“Deed of Indemnity”) on 19 August 2016 pursuant to which, in consideration for SAB:

•	providing us selected financial and commercial information and representation letters for various purposes, including certain regulatory filings made in connection with our bond financing arrangements, assessments by certain ratings agencies of the potential credit rating of a new entity to be carved out of SAB in the event of completion of the combination with SAB under a range of different scenarios, the preparation of certain reports by Ernst & Young LLP at the instruction of former AB InBev relating to the Peroni, Grolsch and Meantime brands and their associated businesses in Italy, the Netherlands and the United Kingdom, and for information purposes in connection with the sale of the Peroni, Grolsch and Meantime businesses;

•	agreeing to consider and/or conduct a bondholder consent solicitation process with regard to SAB’s USD 300,000,000 6.625% guaranteed notes due 2033; and

•	entering into an engagement letter with and agreeing to indemnify the third-party agent appointed by certain shareholders of SAB pursuant to the scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 in connection with the combination with SAB and hold it and its connected persons harmless against any liabilities (other than those that are finally judicially determined to have arisen out of the gross negligence or willful misconduct of the scheme agent) which arise out of matters contemplated by or consequent upon the scheme agent’s engagement in relation to the combination with SAB.

We have agreed to indemnify and hold SAB and its connected persons harmless from and against any losses, liabilities and claims made against SAB and its connected persons (and any costs and expenses stemming from such claims) in connection with the items mentioned above, other than when finally judicially determined to have arisen from the gross negligence, willful misconduct, bad faith or fraud by SAB or its connected persons, as well as to reimburse SAB for any expenses incurred in connection with the bondholder consent solicitation process. SAB consented to the ongoing inclusion and/or provision of such information and letters in certain places and/or situations. The Deed of Indemnity is filed as Exhibit 4.29 to this Form 20-F.

Tax Matters Agreement

On 11 November 2015, former AB InBev entered into a tax matters agreement (the “Tax Matters Agreement”) with Altria, pursuant to which we agreed to provide assistance and co-operation to, and to give certain representations and undertakings to, Altria in relation to certain matters that are relevant to Altria under U.S. tax legislation, including the structure and implementation of the combination with SAB.

The Tax Matters Agreement sets out the framework for ongoing co-operation between us and Altria after completion of the combination with SAB in relation to certain matters that are relevant to Altria under U.S. tax legislation. The Tax Matters Agreement provided that, upon completion of the combination with SAB, the existing tax matters agreement in place between Altria and SAB was terminated.

On 25 August 2016, former AB InBev and Altria entered into an amended and restated Tax Matters Agreement, in order to make certain adjustments to the representations as to the structure and implementation of the combination with SAB to reflect additional details that had developed since 11 November 2015.

Under the terms of the combination with SAB, as stated in the November Rule 2.7 Announcement, any SAB shareholder other than Altria is entitled to enter into an agreement with us on substantially the same terms as the Tax Matters Agreement, provided that it is able to demonstrate to the reasonable satisfaction of our board of directors that it meets the following criteria:

•	it is a United States corporation;

•	it owned (or was deemed to own for U.S. federal income tax purposes) no less than 5% of the SAB shares; and

•	it owned (or was deemed to own for U.S. federal income tax purposes) no less than 10% of the Restricted Shares at completion of the combination with SAB.

The Tax Matters Agreement is filed as Exhibit 4.22 to this Form 20-F.

Molson Coors Purchase Agreement

On 11 November 2015, Molson Coors Brewing Company (“Molson Coors”) entered into a purchase agreement (the “Molson Coors Purchase Agreement”) with former AB InBev pursuant to which, upon completion of the combination with SAB, Molson Coors acquired all of SAB’s interest in MillerCoors LLC, a joint venture between SAB and Molson Coors (“MillerCoors”), and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SAB’s portfolio of Miller brands outside the U.S. for an aggregate purchase price of USD 12.0 billion in cash, subject to certain adjustments as described in the Molson Coors Purchase Agreement. Following the closing of the MillerCoors divestiture on 11 October 2016, MillerCoors has become a wholly owned subsidiary of Molson Coors and Molson Coors has full control of the operations and resulting economic benefits of MillerCoors.

We agreed to indemnify Molson Coors for losses arising out of: (i) certain breaches of representations, warranties, covenants and agreements of AB InBev contained in the Molson Coors Purchase Agreement; (ii) all liabilities of AB InBev, SAB and any of their respective affiliates that are not expressly assumed by Molson Coors in the MillerCoors divestiture; and (iii) certain other liabilities (including in connection with actions required to be taken by Molson Coors to obtain necessary regulatory consents and approvals). Our indemnification obligations arising from breaches of our representations and warranties in the Molson Coors Purchase Agreement survive for 24 months after closing of the MillerCoors divestiture and are subject to a USD 5 million deductible and a USD 750 million cap.

We agreed to provide certain transition services to Molson Coors, including producing certain Miller branded products in specified countries outside the U.S. for three years, and to provide certain other transition services for one year following the closing of the MillerCoors divestiture. We also agreed to enter into amendments to certain existing agreements between SAB and its affiliates and MillerCoors in respect of the license and/or supply of certain brands owned by SAB and distributed by MillerCoors in the U.S. and Puerto Rico, including granting perpetual licenses to such brands to MillerCoors and committing to supply product to MillerCoors under those brands for three years (plus two one-year extensions at Molson Coors’ election).

The Molson Coors Purchase Agreement also contains other customary representations, warranties and covenants by each party that are subject, in some cases, to specified exceptions and qualifications contained in the Molson Coors Purchase Agreement.

On 25 March 2016, former AB InBev and Molson Coors entered into Amendment No. 1 to the Molson Coors Purchase Agreement, pursuant to which we and Molson Coors (i) agreed to include in the MillerCoors divestiture certain rights and assets relating to MillerCoors and SAB’s business operations in the U.S. that were intended to be included in the MillerCoors divestiture but were unintentionally omitted from the Molson Coors Purchase Agreement, (ii) clarified the process by which we and Molson Coors would seek certain third-party consents, approvals and assignments in connection with the MillerCoors divestiture and (iii) clarified the inapplicability of certain restrictions on SAB’s portfolio of Miller brands outside of the U.S. On 3 October 2016, former AB InBev and Molson Coors entered into Amendment No. 2 to the Molson Coors Purchase Agreement, pursuant to which we and Molson Coors (i) clarified our respective rights and obligations with respect to the intellectual property of MillerCoors, (ii) agreed to terminate or assign to Molson Coors certain agreements between MillerCoors and SAB and (iii) clarified the scope of our obligation to remove commercial limitations on Molson Coors’ activities from our existing contractual arrangements.

The Molson Coors Purchase Agreement, Amendment No. 1 and Amendment No. 2 are filed as Exhibits 4.23, 4.24 and 4.25, respectively, to this Form 20-F.

Registration Rights Agreement

On 10 October 2016, we entered into a registration rights agreement (the “Registration Rights Agreement”) with Altria and BEVCO, pursuant to which we are required to register for resale under the Securities Act all registrable shares held by Restricted Shareholders no earlier than five years after completion of the combination with SAB, at which point, the Restricted Shares will become eligible for conversion into Ordinary Shares at the option of the Restricted Shareholder. We are also required to file with the SEC a shelf registration statement relating to such registrable shares pursuant to Rule 415 under the Securities Act at the request of Restricted Shareholders holding, in aggregate, at least the lesser of $2.5 billion of our equity securities by market value and 1.5% of our outstanding share capital. We will be responsible for bearing the costs and expenses of each such registration.

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

U.S. Department of Justice Consent Decree

On 20 July 2016, former AB InBev announced that it had entered into a consent decree with the U.S. Department of Justice, which cleared the way for United States approval of the combination with SAB. The terms of the consent decree formalized former AB InBev’s agreement to divest SAB’s U.S. interest in MillerCoors to Molson Coors as well as prior commitments made by former AB InBev, including:

•	we will not acquire control of a distributor if doing so would result in more than 10% of our U.S. annual volume being distributed through majority-owned distributorships in the U.S.; and

•	we will not terminate any wholesalers as a result of the combination with SAB.

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

The consent decree will expire ten years after its approval by the U.S. Federal District Court in the District of Columbia, unless the court grants an extension. Our compliance with the consent decree is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. The terms of the consent decree are reflected in the proposed final judgment which is attached as Exhibit 10.14 to Form F-4 filed with the SEC on 26 August 2016.

Revolving Facility

As of 31 December 2017, we have fully repaid our obligations under the Revolving Facility (as defined below), and USD 9.0 billion remains available to be drawn.

On 26 February 2010, we entered into USD 17.2 billion of senior credit agreements, comprising a USD 13 billion senior facilities agreement (the “2010 Senior Facilities Agreement”) with a syndicate of 13 banks, and two term facilities totaling USD 4.2 billion, enabling us to fully refinance a previous senior facilities agreement related to our Anheuser-Busch Companies merger in 2008. The 2010 Senior Facilities Agreement made the following two senior facilities available to us and our subsidiary, Anheuser-Busch InBev Worldwide Inc.: (i) the term facility and (ii) the “Revolving Facility,” a five-year multi-currency revolving credit facility for up to USD 8.0 billion principal amount. The two term facilities totaling USD 4.2 billion were canceled on 31 March 2010 before being drawn and only the Revolving Facility remains available.

The 2010 Senior Facilities Agreement is filed as Exhibit 4.1 to this Form 20-F.

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

Effective 25 July 2011, we amended the Revolving Facility under the 2010 Senior Facilities Agreement. The termination date of the Revolving Facility was amended to 25 July 2016. On 5 July 2011, in connection with the amendment, we fully prepaid and terminated the term facility under the 2010 Senior Facilities Agreement. The amendment to the Revolving Facility is incorporated by reference as Exhibit 4.2 to this Form 20-F. Effective 20 August 2013, we amended the terms of the USD 8.0 billion five-year Revolving Facility extending the provision of USD 7.2 billion to a revised maturity of July 2018. The amendment to the Revolving Facility is incorporated by reference as Exhibit 4.3 to this Form 20-F. Effective 28 August 2015, we amended the terms of our Revolving Facility to increase the total commitment to USD 9.0 billion and to extend the maturity to August 2020. The amendment to the Revolving Facility is filed as Exhibit 4.4 to this Form 20-F. Effective 3 October 2017, we amended the terms of the Revolving Facility to extend the maturity to August 2022. The amendment to the Revolving Facility is filed as Exhibit 4.5 to this Form 20-F.

Grupo Modelo Settlement Agreement

On 19 April 2013, former AB InBev, Grupo Modelo, Constellation Brands, Inc. and Crown Imports LLC, reached a final agreement with the U.S. Department of Justice on the terms of a settlement of the Department of Justice’s litigation challenging our acquisition of Grupo Modelo. The settlement required the divestiture to Constellation Brands, Inc. of Grupo Modelo’s brewery in Piedras Negras, Mexico and Grupo Modelo’s 50% stake in Crown Imports LLC, as well as the grant of perpetual beer brand licenses to Constellation Brands, Inc. The final judgment was approved by the Court in October 2013.

Under the terms of the stipulation order and final judgment, (i) Constellation Brands, Inc. was joined as a party to the action for the purposes of settlement and for the entry of a final judgment, (ii) we and Grupo Modelo agreed to the prompt and certain divestiture of certain rights and assets held by them, (iii) we and Constellation Brands, Inc. agreed to amend certain agreements that were executed in connection with the acquisition of the equity interest in Crown Imports LLC and the brewery, (iv) Constellation Brands, Inc. is obligated to build out and expand the Grupo Modelo’s brewery to a nominal capacity of at least 20 million hectoliters of packaged beer annually by 31 December 2016, and to use its best efforts to achieve certain construction milestones by specified dates, (v) the United States has approval rights, in its sole discretion, for amendments or modifications to the agreements between us and Constellation Brands, Inc., and (vi) the United States has a right of approval, in its sole discretion, of any extension beyond three years of the term of the interim supply agreement, which was executed by us and Constellation Brands, Inc. at the closing of the acquisition and which has not been extended. Constellation Brands, Inc. has satisfied its obligation to construct the Grupo Modelo brewery, and in December 2016, we completed the sale of our brewery plant located in Obregón, Sonora, México to Constellation Brands, Inc. for a sale price of approximately USD 600 million. The final judgment is filed as Exhibit 4.18 to this Form 20-F.

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

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of our shares or ADSs (“Holders”). This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership of our shares or ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, or persons that hold, or will hold, our shares or ADSs in a position, in a straddle, share-repurchase transaction, conversion transaction, synthetic security or other integrated financial transaction. Investors should consult their own advisers regarding the tax consequences of an investment in our shares or ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws.

Dividend Withholding Tax

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to our shares or ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits paid on or attributed to our shares or ADSs, irrespective of their form, as well as reimbursements of statutory share capital, except reimbursements of fiscal capital made in accordance with the Belgian Companies Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit-sharing certificates. Note that as of 2018 (i.e., financial years starting on or after 1 January 2018), any reduction of fiscal capital is deemed to be paid out on a pro rata basis of the fiscal capital and certain reserves (i.e., and in the following order: the taxed reserves incorporated in the statutory capital, the taxed reserves not incorporated in the statutory capital and the tax-exempt reserves incorporated in the statutory capital). Only the part of the capital reduction that is deemed to be paid out of the fiscal capital may, subject to certain conditions, not be considered as a dividend distribution for Belgian tax purposes.

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

Dividends paid or attributed as of 1 January 2018 to non-resident individuals who do not use our shares or ADSs in the exercise of a professional activity may be exempt from non-resident individual income tax up to the amount of 640 EUR (for income year 2018). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares or ADSs, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 640 (for income year 2018) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the tax official to be appointed in a Royal Decree. Such a request has to be made at the latest on 31 December of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are still to be determined in a Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 640 (for income year 2018) is reached (and hence not only the amount of dividends paid or attributed on our shares or ADSs). A withholding tax exemption will apply on dividends paid by us to a company that is a resident of the United States, provided that: (i) the U.S. company has a legal form similar to the ones listed in the Annex to the European Union Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU) (“EU Parent-Subsidiary Directive”), as amended from time to time; (ii) the U.S. company owns, on the date the dividend is payable or attributable, a participation representing less than 10% of our capital but with an acquisition value of at least EUR 2,500,000; (iii) the U.S. company holds our shares or ADSs in full legal ownership for an uninterrupted period of at least one year; and (iv) the U.S. company submits an affidavit to us or our paying agent (see below). The withholding tax exemption only applies to the extent that the withholding tax, which would be due in the absence of said exemption, is in principle not creditable or refundable in the hands of the U.S. resident company.

In order to benefit from the above withholding tax exemption, the U.S. resident company must provide us or our paying agent with an affidavit confirming the following points: (i) the U.S. company has a legal form similar to the ones listed in the Annex to the EU Parent-Subsidiary Directive, as amended from time to time; (ii) the U.S. company is subject to U.S. corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary U.S. corporate income tax regime; (iii) the acquisition value of the participation amounts to at least EUR 2,500,000 (but representing less than 10% of our capital); (iv) the dividends relate to our shares or ADSs which the U.S. company holds or has held in full legal ownership for an uninterrupted period of at least one year; (v) to which extent the Belgian withholding tax, which would be due in the absence of said exemption, is in principle creditable or refundable in the hands of the U.S. company according to the legal provisions in force on December 31 of the year preceding the year of the payment or attribution of the dividends; and (vi) the full name, legal form, address and, if applicable, the fiscal identification number of the U.S. company.

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

Relief of Belgian Dividend Withholding Tax

Under the income tax convention between the United States of America and Belgium (the “Treaty”), there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident that beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty (“Qualifying Holders”). If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is, however, applicable if the Qualifying Holder is: (i) a company that is a resident of the United States that has owned directly our shares or ADSs representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared; or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the Centre Étrangers – Team 6 – 17P, 50 box 3429 Boulevard du Jardin Botanique, 1000 Brussels, Belgium. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend becomes payable. U.S. holders should consult their own tax advisers as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Capital Gains and Losses

Pursuant to the Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of our shares or ADSs do not fall within the scope of application of Belgian domestic tax law.

Capital gains realized on our shares or ADSs by a corporate Holder which is not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty are generally not subject to taxation and losses are not deductible, provided that our shares or ADSs are neither held in connection with a business conducted in Belgium, nor through a fixed base or permanent establishment in Belgium.

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

If capital gains realized by private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty on our shares or ADSs are deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will be subject to a final professional withholding tax of 30.28% or must be reported in a non-resident tax return for the income year during which the gain has been realized, in which case the gain will be taxable at the rate of 35.51% (33% with a current surcharge of 7%). The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding our shares or ADSs should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

Capital gains realized by such individual Holders on the disposal of our shares or ADSs for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity that is established outside the European Economic Area, are in principle taxable at a rate of 16.5% (plus a current surcharge of 7%) if, at any time during the five years preceding the sale, such individual Holder has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (more than 25% of our shares).

Capital gains realized by a Holder upon the redemption of our shares or ADSs or upon our liquidation will generally be taxable as a dividend (see above).

Estate and Gift Tax

There is no Belgium estate tax on the transfer of our shares or ADSs on the death of a Belgian non-resident.

Donations of our shares or ADSs made in Belgium may or may not be subject to gift tax depending on how the donation is carried out.

Belgian Tax on Stock Exchange Transactions

A stock market tax is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The applicable rate amounts to 0.35% of the consideration paid, but with a cap of EUR 1,600 (USD 1,804) per transaction and per party.

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

Belgian Tax on Securities Accounts

On 1 February 2018, a law on the introduction of a tax on securities accounts has been approved by the Belgian Federal Parliament but as of the time of this Form 20-F has not yet been published in the Belgian State Gazette. Pursuant to this law, non-resident individuals would be taxed at a rate of 0.15% on their share in the average value of qualifying financial instruments (such as shares, bonds, certain other type of debt instruments, units of undertakings for collective investment, warrants) held on one or more securities accounts with one or more financial intermediaries during a reference period of 12 consecutive months starting on 1 October and ending on 30 September of the subsequent year. However, the first reference period would start as of the day following the publication of the law in the Belgian State Gazette and end on 30 September 2018 (“Tax on Securities Accounts”).

No Tax on Securities Accounts would be due provided the holder’s share in the average value of the qualifying financial instruments on those accounts amounts to less than EUR 500,000. If, however, the holder’s share in the average value of the qualifying financial instruments on those accounts amounts to EUR 500,000 or more, the Tax on Securities Accounts would be due on the entire share of the holder in the average value of the qualifying financial instruments on those accounts (and hence, not only on the part which exceeds the EUR 500,000 threshold).

Qualifying financial instruments held by non-resident individuals would only fall within the scope of the Tax on Securities Accounts provided they are held on securities accounts with a financial intermediary established or located in Belgium.

A financial intermediary would be defined as (i) a credit institution or a stockbroking firm as defined by Article 1, §2 and §3 of the Law of 25 April 2014 on the legal status and supervision of credit institutions and stockbroking firms and (ii) the investment companies as defined by Article 3, §1 of the Law of 25 October 2016 on access to the activity of investment services and on the legal status and supervision of portfolio management and investment advice companies, which are pursuant to national law admitted to hold financial instruments for the account of customers.

The Tax on Securities Accounts would in principle be due by the financial intermediary established or located in Belgium if (i) the holder’s share in the average value of the qualifying financial instruments held on one or more securities accounts with said intermediary amounts to EUR 500,000 or more or (ii) the holder instructed the financial intermediary to levy the Tax on Securities Accounts due (e.g. in case such holder holds qualifying financial instruments on several securities accounts held with multiple intermediaries of which the average value of each of these accounts do not amount to EUR 500,000 or more but of which the holder’s share in the total average value of these accounts exceeds EUR 500,000 EUR). Otherwise, the Tax on Securities Accounts would have to be declared and would be due by the holder itself, unless the holder provides evidence that the Tax on Securities Accounts has already been withheld, declared and paid by an intermediary which is not established or located in Belgium. In that respect, intermediaries located or established outside of Belgium could appoint a Tax on the Securities Accounts representative in Belgium, subject to certain conditions and formalities (“Tax on the Securities Accounts Representative”). Such a Tax on the Securities Accounts Representative would then be liable towards the Belgian Treasury for the Tax on the Securities Accounts due and for complying with certain reporting obligations in that respect.

Non-resident individuals would have to report in their annual Belgian non-resident income tax return their various securities accounts held with one or more financial intermediaries established or located in Belgium of which they are considered as a holder within the meaning of the Tax on Securities Accounts.

Prospective Investors are strongly advised to seek their own professional advice in relation to the Tax on Securities Accounts.

U.S. Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of shares or ADSs. It applies to you only if you are a U.S. holder, as described below, and you hold your shares or ADSs as capital assets for United States federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

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

You should consult your own tax adviser regarding the United States federal, state, local, foreign and other tax consequences of owning and disposing of our shares and ADSs in your particular circumstances. In particular, you should confirm whether you qualify for the benefits of the Treaty and the consequences of failing to do so.

If a partnership holds our shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you hold our shares or ADSs as a partner in a partnership, you should consult your tax adviser with regard to the United States federal income tax treatment of an investment in our shares or ADSs.

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

Dividends will generally be income from sources outside the United States and will generally be passive income for purposes of computing the foreign tax credit allowable to you.

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

PFIC Rules

We believe that our shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. A company is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were to be treated as a PFIC and you are a U.S. holder, unless you make an effective “qualified electing fund” (“QEF”) election , gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, unless you effectively elect to be taxed annually on a mark-to-market basis with respect to your shares or ADSs ,you would be treated as if you had realized such gain and certain excess distributions ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC or are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The QEF election is conditioned upon our furnishing you annually with certain tax information. We may not take the action necessary for a U.S. shareholder to make a QEF election in the event our company is determined to be a PFIC.

Belgian Stock Market Tax

Any Belgian stock market tax that you pay will likely not be a creditable tax for United States federal income tax purposes. However, U.S. holders are exempt from such tax if they act for their own account and certain information is provided to relevant professional intermediaries (as described under “—Belgian Taxation—Belgian Tax on Stock Exchange Transactions”). U.S. holders are urged to consult their own tax advisers regarding the potential application of Belgian tax law to the ownership and disposition of our shares or ADSs.

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

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 26 April 2017 has been filed as Exhibit 1.1 to this Form 20-F, and is also available on our website under http://www.ab-inbev.com/investors/corporate-governance/bylaws.html.

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

Documents related to us that are available to the public (reports, our Corporate Governance Charter, written communications, financial statements and our historical financial information for each of the three financial years preceding the publication of this Form 20-F) can be consulted on our website (http://www.ab-inbev.com) and at: Anheuser-Busch InBev SA/NV, Brouwerijplein 1, 3000 Leuven, Belgium.

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

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

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

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, our policy is to hedge operational transactions which are reasonably expected to occur (e.g., cost of goods sold and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operational transactions that are certain are hedged without any limitation in time. Non-operational transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are certain.

As of 31 December 2017, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2018 for the most important currency pairs such as USD/Brazilian real, USD/Mexican peso and USD/Argentine peso. Some exposures in certain countries had been either mostly or partially covered due to the fact that hedging can be limited in such countries as the local foreign exchange market prevents us from hedging at a reasonable cost. Open positions can also be the result of our risk management policy.

We have performed analyses in relation to our foreign currency transaction exposures using a currency sensitivity model that identified varying ranges of possible closing rates for 2017, factoring in the possible volatility in those exchange rates (see note 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017). Based on such analysis, we estimate that if certain currencies had weakened or strengthened against the U.S. dollar or euro during 2017, our 2017 profit before taxes would have been USD 146 million higher or lower, respectively, while the pre-tax translation reserves in equity would have been USD 639 million higher or lower, respectively.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2017, after certain hedging and fair value adjustments, USD 7.7 billion, or 6.6%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed sensitivity analyses in relation to our interest-bearing financial liabilities and assets that bear a variable rate of interest, factoring in a range of possible volatilities in the different markets where we hold such instruments (see note 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017). We have estimated that a change in market interest rates based on the range of volatilities considered in our analysis could have impacted our 2017 interest expense by plus or minus USD 12 million in relation to our floating rate debt. Such increase or decrease would be more than offset by a USD 81 million decrease or increase in interest income on our interest-bearing financial assets.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

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

As of 31 December 2017, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value
Commodities	<1 year	1-5 years	>5 years	Total
Aluminum swaps	1,412	21	—	1,433	173
Other commodity derivatives	1,214	144	—	1,358	6

These hedges are designated in a cash flow hedge accounting relationship in accordance with IAS 39.

See note 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for a fuller quantitative and qualitative discussion on the commodity risks that we are subject to, and our policies with respect to managing those risks.

Equity Price Risk

We entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in our shares could negatively impact future cash flows related to the share-based payments. Furthermore, we entered into a series of derivative contracts to hedge the deferred share instrument related to the Grupo Modelo combination (see also notes 11 and 23 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017) and some share-based payments in connection with the acquisition of SAB. Most of these derivative instruments could not qualify for hedge accounting; therefore, they have not been designated in any hedging relationships.

As of 31 December 2017, an exposure for an equivalent of 92 million of our shares was hedged, resulting in a total loss of USD 579 million recognized in the profit or loss account for the period, of which USD 291 million related to our share-based payment programs, and USD 146 million and USD 142 million related to the Grupo Modelo and SAB acquisitions, respectively.

The sensitivity analysis on the share-based payments hedging program, calculated based on a 15.68% reasonable possible volatility of our share price, and with all the other variables held constant, would show USD 1,422 million positive/negative impact on our 2017 profit before tax. Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017.

Other Risks

See note 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

Foreign Exchange Risk on the Acquisition of SAB

During 2015 and 2016, we entered into derivative foreign exchange forward contracts, as well as other non-derivative items also documented in a hedge accounting relationship, in order to economically hedge against exposure to changes in the U.S. dollar exchange rate for the cash component of the purchase consideration in pound sterling and South African rand. Although these derivatives and non-derivative items were considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules. Since inception of the derivative contracts in 2015 and upon the completion of the combination with SAB, USD 12.3 billion negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which USD 7.4 billion qualified for hedge accounting and was, accordingly, allocated as part of the consideration paid.

See notes 8, 11 and 29 to our audited consolidated financial statements as of 31 December 2017 and 2016, and for the three years ended 31 December 2017.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Upon completion of the combination with SAB, we assumed the rights and obligations of former AB InBev under its Deposit Agreement, dated 30 June 2009, as amended from time to time, among former AB InBev, The Bank of New York Mellon, as depositary, and the owners and holders of ADSs from time to time under the Deposit Agreement, and the former AB InBev ADSs thereby became new AB InBev ADSs. As used in this section headed “—American Depositary Shares,” all references to the “depositary” are references to The Bank of New York Mellon in its capacity as depositary under the Deposit Agreement, and all references to the “custodian” are to the principal Brussels office of ING Belgium SA/NV in its capacity as custodian under the Deposit Agreement as appointed by the depositary.

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

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the DRS, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

DRS is a system administered by DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

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

Fees and Expenses Payable by Holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:

No more than $5.00 per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

No more than (a) $0.02 per ADS and (b) 10% of the dividend or cash distribution amount per ADS	Any dividend or cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities by the depositary to ADS holders

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Telex or facsimile charges provided for in the deposit agreement	Expenses for depositary services

Any unavoidable charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, adviser, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

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

Fees Payable by the Depositary

For the year ended 31 December 2017, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties, in connection with the ADS program for a total sum of USD 40,323,229.85.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses(1)	40,196,447.47

Total	40,196,447.47

(1)	This includes both direct payments to AB InBev as well as The Bank of New York Mellon invoices that have been offset with revenue sharing balance.

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2017.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Standard out-of-pocket maintenance costs	126,782.38
Total	126,782.38

Your Right to Receive the Shares Underlying Your ADRs

ADS holders will have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADSs

The Deposit Agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release will be closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (ii) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (iii) the depositary must be able to close out the pre-release on not more than five business days’ notice; and (iv) subject to such further indemnities and credit regulation as the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

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

Our majority-owned Brazilian subsidiary, Ambev, is listed on the New York Stock Exchange and subject to the reporting requirements under the Exchange Act. In Ambev’s management report on internal control over financial reporting contained in its annual report on Form 20-F for the year ended December 31, 2016, Ambev disclosed a material weakness in its internal control over financial reporting. The material weakness related to Ambev’s accounting and presentation of complex, non-routine transactions. The complex, non-routine transaction that exposed the material weakness was the transfer of SAB’s business in Panama from AB InBev to Ambev in exchange for the transfer of Ambev’s businesses in Colombia, Peru and Ecuador to AB InBev. See “Item 4. Information on the Company—A. History and Development of the Company.” Ambev disclosed that the material weakness did not result in a misstatement to Ambev’s 2016 consolidated financial statements. The transaction was an exchange of businesses between AB InBev and a consolidated subsidiary, Ambev, that did not and could not have had a material impact on the AB InBev financial statements.

During 2017, Ambev has undertaken the following remedial steps to address the aforementioned weakness:

•	strengthened the detailed framework for the treatment of such complex non-routine transaction;

•	formalized all the required steps to be taken in connection with the analysis of the applicable accounting practices for such transactions; and

•	formalized the other procedures to be undertaken when reviewing the key assumptions and other data relating to complex, non-routine transactions that may impact the accounting record of such transactions.

Ambev has implemented these remedial steps and successfully tested the related controls. Therefore, as of December 2017, Ambev concluded that the material weakness described in its annual report on Form 20-F for the year ended December 31, 2016 has been remediated and is no longer deemed a material weakness.

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial & Technology Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2017. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2017, the Chief Executive Officer and Chief Financial & Technology Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial & Technology Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2017 was effective.

The effectiveness of internal control over financial reporting as of 31 December 2017 has been audited by Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA, our independent registered public accounting firm, as represented by Joël Brehmen. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

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

Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA acted as our independent auditor for the fiscal years ended 31 December 2017 and 2016. The table below sets forth the total amount billed to us by Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA for services performed in 2017 and 2016, respectively, and breaks down these amounts by category of service:

	2017	2016
	(USD thousand)
Audit Fees	8,905	7,450
Audit-Related Fees	412	1,802
Tax Fees	1,593	6,662
All Other Fees	—	—

Total	10,910	15,914

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

Over the last two years, audit-related services were mainly incurred in relation to the acquisition of SAB and services in connection with interim dividends.

Tax Fees

Tax fees in 2017 were primarily related to advisory services. In 2016, the majority of our tax fees related to expat services and other services.

All Other Fees

There were no other fees in 2017 and 2016.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

The advance approval of the Chairman of the Audit Committee is required for all audit and non-audit services provided by our auditors and was obtained for all such services provided in 2016 and 2017.

Our auditors and management report, on a quarterly basis, to the Audit Committee regarding the extent of the services provided and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
	(number of shares)	(USD)	(number of shares)	(USD million)
1 January 2017 – 31 January 2017	—	—	—	—
1 February 2017 – 28 February 2017	—	—	—	—
1 March 2017 – 31 March 2017	—	—	—	—
1 April 2017 – 30 April 2017	—	—	—	—
1 May 2017 – 31 May 2017	—	—	—	—
1 June 2017 – 30 June 2017	—	—	—	—
1 July 2017 – 31 July 2017	—	—	—	—
1 August 2017 – 31 August 2017	—	—	—	—
1 September 2017 – 30 September 2017	—	—	—	—
1 October 2017 – 31 October 2017	—	—	—	—
1 November 2017 – 30 November 2017	—	—	—	—
1 December 2017 – 31 December 2017	—	—	—	—
Total	—	—	—	—

Notes:

(1)	Under certain of our share-based compensation plans, shares are granted to employees at a discount. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans.” The discount is granted in the form of additional shares, and if such employees leave the AB InBev Group prior to the end of the applicable vesting period, we take back the shares representing the discount. Technically, all of the “discount” shares are repurchased from the employee by our subsidiary, Brandbev, for an aggregate price of EUR 1, or USD 1 if the individual is located in the United States.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need to be independent. As of 31 December 2017, our Board of Directors comprised three independent directors and twelve directors deemed not to be “independent” under the NYSE listing standards, none of which serve as part of our management. Of these twelve directors, eight are considered non-independent solely because they serve as directors of our majority shareholder, the Stichting, three are considered non-independent because of their relationships with Altria and BEVCO, the two largest holders of Restricted Shares, and the remaining director, María Asuncion Aramburuzabala, member of the Advisory Board of Grupo Modelo and former member of the Board of Directors of Grupo Modelo, is considered non-independent under the NYSE listing standards because she and former AB InBev director Valentín Diez Morodo purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion, on 5 June 2013.

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

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. The audit report of Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements. The financial statements as of 31 December 2015 (prior to adjustments to retrospectively reflect the change in presentation of our segment information) have been audited by PwC Bedrijfsrevisoren BCVBA. The audit report by PwC Bedrijfsrevisoren BCVBA, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19.	EXHIBITS

1.1*	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 26 April 2017 (English-language translation) (incorporated by reference to Exhibit 3.1 to Form F-4 filed by Anheuser-Busch InBev SA/NV on 30 June 2017).

2.1*	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by former AB InBev on 3 December 2009).

2.2*	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by former AB InBev on 3 December 2009).

2.3*	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by former AB InBev on 13 April 2011).

2.4*	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by former AB InBev on 7 October 2011).

2.5*	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by former AB InBev on 21 December 2012).

2.6*	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.5 to Form 20-F filed by former AB InBev on 25 March 2013).

2.7*	Indenture, dated as of 25 January 2016, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference as Exhibit 2.7 to Form 20-F filed by former AB InBev on 14 March 2016).

2.8*	Indenture, dated as of 16 December 2016, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference as Exhibit 2.8 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 22 March 2017).

2.9*	Indenture, dated as of 15 May 2017, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference as Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 15 May 2017).

3.1*	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective 1 November 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by former AB InBev on 9 March 2016).

3.2*	Amended and Restated New Shareholders’ Agreement, dated 11 April 2016, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.37 to Schedule 13D filed by former AB InBev on 19 April 2016).

3.3*	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated 8 October 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser-Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on 2 November 2016).

4.1*	2010 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc., dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by former AB InBev on 15 April 2010). †

4.2*	Letter of Amendment dated 23 June 2011, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by former AB InBev on 13 April 2012).†

4.3*	Letter of Amendment dated 20 August 2013, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.3 to Form 20-F filed by former AB InBev on 24 March 2015).

4.4*	Amendment and Restatement Agreement dated 28 August 2015, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.4 to Form 20-F filed by former AB InBev on 14 March 2016).

4.5	Letter of Amendment dated 26 October 2017, amending the 2010 Senior Facilities Agreement dated 26 February 2010.

4.6*	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by former AB InBev on 4 February 2011).

4.7*	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by former AB InBev on 4 February 2011).

4.8*	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.9*	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.10*	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.11*	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-221808) filed on 11 November 2017).

4.12*	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.13*	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.14*	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.15*	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.16*	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.17*	2020 Dream Incentive Plan (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.18*	Final Judgment of the United States District Court for the District of Columbia, entered into on 21 October 2013, outlining the Grupo Modelo settlement (incorporated by reference to Exhibit 4.18 to Form 20-F filed by former AB InBev on 25 March 2014).

4.22*	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 99.5 to former AB InBev’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.23*	Purchase Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.7 to Form 6-K filed by former AB InBev on 12 November 2015).‡

4.24*	Amendment No. 1 to Purchase Agreement, dated as of 25 March 2016, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 10.4 to Form F-4 (File No. 333-213328) filed by Anheuser-Busch InBev SA/NV on 26 August 2016).

4.25*	Amendment No. 2 to Purchase Agreement, dated as of 3 October 2016, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.2 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 12 October 2016).

4.26*	Information Rights Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 4.26 to Form 20-F filed by AB InBev on 22 March 2016).

4.27*	Registration Rights Agreement, dated as of 10 October 2016, among Anheuser-Busch InBev SA/NV and the Holders as defined therein (incorporated by reference to Exhibit 4.27 to Form 20-F filed by AB InBev on 22 March 2016).

4.28*	Proposed Final Judgment of the United States District Court for the District of Columbia, dated as of 20 July 2016, relating to the combination with SAB (incorporated by reference to Exhibit 10.14 to Form F-4 (File No. 333-213328) filed by Anheuser-Busch InBev SA/NV on 26 August 2016).

4.29*	Deed of Indemnity, dated as of 19 August 2016, between Anheuser-Busch InBev SA/NV and SABMiller plc (now SABMiller Limited) (incorporated by reference to Exhibit 99.2 to Form 6-K filed by former AB InBev on 23 August 2016).

4.30*	Gap Long-Term Incentive Plan for SABMiller Employees (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-221808) filed on 11 November 2017).

6.1	Description of earnings per share (included in note 23 to our audited consolidated financial statements included in this Form 20-F).

7.1	Ratio of Earnings to Fixed Charges.

8.1	List of significant subsidiaries (included in note 37 to our audited consolidated financial statements included in this Form 20-F).

11.1*	Anheuser-Busch InBev Code of Dealing, dated as of January 2017 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by AB InBev on 22 March 2016).

11.2*	Anheuser-Busch InBev Code of Business Conduct, dated as of December 2016 (incorporated by reference to Exhibit 11.2 to Form 20-F filed by AB InBev on 22 March 2016).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA.

15.2	Consent of PwC Bedrijfsrevisoren BCVBA.

15.3	Consent of Deloitte Touche Tohmatsu Auditores Independentes.

101**	eXtensible Business Reporting Language (XBRL).

Notes:

*	Previously filed.
**	To be filed by amendment.
†	Certain terms are omitted pursuant to a request for confidential treatment.
‡	This filing excludes certain schedules and exhibits, which the Registrant agrees to furnish supplementally to the SEC upon request by the SEC.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anheuser-Busch InBev SA/NV (Registrant)

Date: 19 March 2018	By:	/s/ John Blood
	Name:	John Blood
	Title:	General Counsel

AB INBEV GROUP AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors of Anheuser-Busch InBev SA/NV

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Anheuser-Busch InBev SA/NV and subsidiaries (the “Company”) as of 31 December 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the 2017 and 2016 financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

The consolidated financial statements of the Company for the year ended 31 December 2015, before the effects of the adjustments made in 2016 to retrospectively reflect the change in presentation of the segment information discussed in Note 5 to the consolidated financial statements, were audited by other auditors whose report, dated 14 March 2016, expressed an unqualified opinion on those statements. We have also audited the adjustments made in 2016 to the 2015 consolidated financial statements to retrospectively reflect the change in presentation of the segment information discussed in Note 5 to the consolidated financial statements. Our procedures included (i) agreeing the adjusted amounts of each segment to the underlying records obtained from management, and (ii) determining the mathematical accuracy of the reconciliations of the underlying records to derive the segment amounts presented in the consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2015 consolidated financial statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2015 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2017 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 15 March 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Zaventem, 15 March 2018

/s/ Joël Brehmen

DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises

BV o.v.v.e. CVBA / SC s.f.d. SCRL

We have served as the Company’s auditor since 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Anheuser-Busch InBev SA/NV

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Anheuser-Busch InBev SA/NV and subsidiaries (the “Company”) as of 31 December 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended 31 December 2017, of the Company and our report dated 15 March 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Zaventem, 15 March 2018

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

Tel: + 55 (11) 5186-1000
Fax: + 55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ambev S.A. and Subsidiaries

Sao Paulo, Brazil

We have audited the consolidated statements of income, comprehensive income, changes in equity, and cash flows of Ambev S.A. and subsidiaries (the “Company”) for the year ended December 31, 2015. These financial statements, none of which are included herein, are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of operations of Ambev S.A. and subsidiaries and their cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

March 14, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Anheuser-Busch InBev SA/NV

In our opinion, based on our audit and the report of other auditors, the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows before the effects of the adjustments to retrospectively reflect the change in the composition of reportable segments described in Note 5 in the 2016 financial statements (not included herein), present fairly, in all material respects, the results of operations and cash flows of Anheuser-Busch InBev SA/NV and its subsidiaries for the year ended 31 December 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the consolidated financial statements of AmBev S.A. and its subsidiaries for the year ended 31 December 2015. Those statements reflect total revenues of USD 14,333 million in the year ended 31 December 2015. The consolidated financial statements of AmBev S.A. and its subsidiaries were audited by other auditors whose reports thereon have been furnished to us, and our opinion on the consolidated financial statements expressed herein, insofar as it relates to the amounts included for AmBev S.A. and its subsidiaries is based solely on the reports of the other auditors. We conducted our audit, before the effects of the adjustments described above, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the change in the composition of reportable segments described in Note 5 in the 2016 financial statements (not included herein), and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

PwC Bedrijfsrevisoren BCVBA

Represented by

/s/ Koen Hens

Koen Hens

Bedrijfsrevisor

Sint-Stevens-Woluwe, Belgium

14 March 2016

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2017	2016	2015
Revenue		56 444	45 517	43 064
Cost of sales		(21 386)	(17 803)	(17 137)

Gross profit		35 058	27 715	26 467
Distribution expenses		(5 876)	(4 543)	(4 259)
Sales and marketing expenses		(8 382)	(7 745)	(6 913)
Administrative expenses		(3 841)	(2 883)	(2 560)
Other operating income/(expenses)		854	732	1 032
Restructuring	8	(468)	(323)	(171)
Business and asset disposal	8	(39)	377	524
Acquisition costs business combinations	8	(155)	(448)	(55)
Impairment of assets	8	—	—	(82)
Judicial settlement	8	—	—	(80)

Profit from operations		17 152	12 882	13 904
Finance cost	11	(6 885)	(9 382)	(3 142)
Finance income	11	378	818	1 689

Net finance income/(cost)		(6 507)	(8 564)	(1 453)
Share of result of associates and joint ventures		430	16	10

Profit before tax		11 076	4 334	12 461
Income tax expense	12	(1 920)	(1 613)	(2 594)

Profit from continuing operations		9 155	2 721	9 867
Profit from discontinued operations	22	28	48	—

Profit of the year		9 183	2 769	9 867
Profit from continuing operations attributable to:
Equity holders of AB InBev		7 968	1 193	8 273
Non-controlling interest		1 187	1 528	1 594
Profit of the year attributable to:
Equity holders of AB InBev		7 996	1 241	8 273
Non-controlling interest		1 187	1 528	1 594
Basic earnings per share	23	4.06	0.72	5.05
Diluted earnings per share	23	3.98	0.71	4.96
Basic earnings per share from continuing operations	23	4.04	0.69	5.05
Diluted earnings per share from continuing operations	23	3.96	0.68	4.96

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2017	2016	2015
Profit	9 183	2 769	9 867
Other comprehensive income: Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(37)	(226)	45

	(37)	(226)	45
Other comprehensive income: Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	1 716	(2 918)	(6 898)
Foreign exchange contracts recognized in equity in relation to the SAB combination	—	(7 099)	(1 738)
Foreign exchange contracts reclassified from equity in relation to the SAB combination	—	8 837	—
Effective portion of changes in fair value of net investment hedges	(542)	(161)	(201)
Cash flow hedges recognized in equity	(60)	110	281
Cash flow hedges reclassified from equity to profit or loss	(36)	(3)	(240)

	1 077	(1 234)	(8 796)
Other comprehensive income, net of tax	1 040	(1 460)	(8 751)
Total comprehensive income	10 223	1 309	1 116
Attributable to:
Equity holders of AB InBev	8 838	(275)	389
Non-controlling interest	1 385	1 584	727

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As at Million US dollar	Notes	31 December 2017	31 December 2016 Adjusted[1]	31 December 2016 Reported[2]
ASSETS
Non-current assets
Property, plant and equipment	13	27 184	26 219	27 522
Goodwill	14	140 940	135 864	136 533
Intangible assets	15	45 874	44 789	44 568
Investments in associates and joint ventures	16	5 263	4 324	4 324
Investment securities	17	100	82	82
Deferred tax assets	18	1 216	1 261	1 261
Employee benefits	25	22	10	10
Income tax receivables		708	6	6
Derivatives	29H	25	146	146
Trade and other receivables	20	834	868	868

		222 166	213 569	215 320
Current assets
Investment securities	17	1 304	5 659	5 659
Inventories	19	4 119	3 889	3 913
Income tax receivables		908	1 112	1 112
Derivatives	29H	458	971	971
Trade and other receivables	20	6 566	6 352	6 391
Cash and cash equivalents	21	10 472	8 579	8 579
Assets classified as held for sale	22	133	16 458	16 439

		23 960	43 017	43 061

Total assets		246 126	256 586	258 381
EQUITY AND LIABILITIES
Equity
Issued capital	23	1 736	1 736	1 736
Share premium		17 620	17 620	17 620
Reserves		24 835	23 769	23 769
Retained earnings		28 394	28 214	28 214

Equity attributable to equity holders of AB InBev		72 585	71 339	71 339
Non-controlling interests	33	7 635	10 086	10 086

		80 220	81 425	81 425
Non-current liabilities
Interest-bearing loans and borrowings	24	108 949	113 941	113 941
Employee benefits	25	2 993	3 014	3 014
Deferred tax liabilities	18	13 107	14 703	16 678
Income tax payables		732	—	—
Derivatives	29H	937	471	471
Trade and other payables	28	1 462	1 316	1 328
Provisions	27	1 515	1 347	1 409

		129 695	134 792	136 841
Current liabilities
Bank overdrafts	21	117	184	184
Interest-bearing loans and borrowings	24	7 433	8 618	8 618
Income tax payables		1 558	3 845	3 922
Derivatives	29H	1 457	1 263	1 263
Trade and other payables	28	24 762	23 086	23 086
Provisions	27	885	1 199	869
Liabilities associated with assets held for sale	22	—	2 174	2 174

		36 211	40 369	40 116

Total equity and liabilities		246 126	256 586	258 381

The accompanying notes are an integral part of these consolidated financial statements.

[1]	2016 as reported, adjusted to reflect the opening balance sheet adjustments related to the final allocation of the SAB purchase price to the individual assets acquired and liabilities assumed as required by IFRS 3 Business Combinations, which requires retrospective application of post-acquisition adjustments (see also Note 6 Acquisitions and disposals of subsidiaries).
[2]	2016 amounts previously reported.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total equity
As per 1 January 2015	1 736	17 620	(819)	1 080	(6 226)	1 407	35 174	49 972	4 285	54 257
Profit	—	—	—	—	—	—	8 273	8 273	1 594	9 867
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(6 157)	—	—	(6 157)	(942)	(7 099)
Foreign exchange contracts recognized in equity in relation to the SAB combination	—	—	—	—	(1 738)	—	—	(1 738)	—	(1 738)
Cash flow hedges	—	—	—	—	(36)	—	—	(36)	77	41
Re-measurements of post-employment benefits	—	—	—	—	47	—	—	47	(2)	45
Total comprehensive income	—	—	—	—	(7 884)	—	8 273	389	727	1 116
Dividends	—	—	—	—	—	(103)	(7 191)	(7 294)	(1 305)	(8 559)
Treasury shares	—	—	(807)	—	—	—	—	(807)	—	(807)
Share-based payments	—	—	—	184	—	—	—	184	20	204
Scope and other changes	—	—	—	—	—	—	(307)	(307)	(145)	(452)

As per 31 December 2015	1 736	17 620	(1 626)	1 264	(14 110)	1 304	35 949	42 137	3 582	45 719

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total equity
As per 1 January 2016	1 736	17 620	(1 626)	—	1 264	(14 110)	1 304	35 949	42 137	3 582	45 719
Profit	—	—	—	—	—	—	—	1 241	1 241	1 528	2 769
Other comprehensive income
Exchange differences on translation of foreign
operations (gains/(losses))	—	—	—	—	—	(3 265)	—	—	(3 265)	186	(3 079)
Foreign exchange contracts recognized in equity in relation to the SAB combination	—	—	—	—	—	(7 099)	—	—	(7 099)	—	(7 099)
Foreign exchange contracts reclassified from equity in relation to the SAB combination	—	—	—	—	—	8 837	—	—	8 837	—	8 837
Cash flow hedges	—	—	—	—	—	223	—	—	223	(116)	107
Re-measurements of post-employment benefits	—	—	—	—	—	(212)	—	—	(212)	(14)	(226)
Total comprehensive income	—	—	—	—	—	(1 516)	—	1 241	(275)	1 584	1 309
Issuance of restricted shares for SAB ordinary shares	9 528	27 244	—	—	—	—	—	—	36 772	—	36 772
Transfer to reserves[1]	(9 528)	(27 244)	(8 953)	45 726	—	—	—	—	—	—	—
Acquisitions through business combinations[2]	—	—	—	—	—	—	—	—	—	6 201	6 201
Dividends	—	—	—	—	—	—	(92)	(7 041)	(7 133)	(1 347)	(8 480)
Treasury shares	—	—	174	—	—	—	—	(124)	50	—	50
Share-based payments	—	—	—	—	173	—	—	—	173	7	180
Scope and other changes[3]	—	—	1 425	—	—	—	—	(1 812)	(386)	59	(327)

As per 31 December 2016	1 736	17 620	(8 980)	45 726	1 437	(15 626)	1 212	28 214	71 339	10 086	81 425

[1]	See Note 23 Changes in equity and earnings per share.
[2]	See Note 6 Acquisitions and disposals.
[3]	During 2016, the company reclassified the results of treasury shares of 1 452m US dollar to retained earnings.

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2017	1 736	17 620	(8 980)	45 726	1 437	(15 626)	1 212	28 214	71 339	10 086	81 425
Profit	—	—	—	—	—	—	—	7 996	7 996	1 187	9 183
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—		—	1 053	—	—	1 053	121	1 174
Cash flow hedges	—	—	—	—	—	(158)	—	—	(158)	61	(96)
Re-measurements of post-employment benefits	—	—	—	—	—	(53)	—	—	(53)	16	(37)
Total comprehensive income	—	—	—	—	—	842	—	7 996	8 838	1 385	10 223
Dividends	—	—	—	—	—	—	(93)	(7 821)	(7 914)	(1 316)	(9 230)
Treasury shares	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	—	316	—	—	—	316	18	333
Purchase/(sale) of non-controlling interests	—	—	—	—	—	—	—	—	—	(2 401)	(2 401)
Scope and other changes	—	—	—	—	—	—	—	5	5	(137)	(132)

As per 31 December 2017	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 394	72 585	7 635	80 220

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

For the year ended 31 December Million US dollar	Notes	2017	2016	2015
OPERATING ACTIVITIES
Profit		9 183	2 769	9 867
Depreciation, amortization and impairment	10	4 276	3 477	3 153
Impairment losses on receivables, inventories and other assets		130	110	64
Additions/(reversals) in provisions and employee benefits		178	293	324
Net finance cost/(income)	11	6 507	8 564	1 453
Loss/(gain) on sale of property, plant and equipment and intangible assets		(117)	(4)	(189)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(47)	(410)	(362)
Equity-settled share-based payment expense	26	351	231	221
Income tax expense	12	1 920	1 613	2 594
Other non-cash items included in profit		(284)	(286)	(389)
Share of result of associates and joint ventures		(430)	(16)	(10)

Cash flow from operating activities before changes in working capital and use of provisions		21 667	16 341	16 726
Decrease/(increase) in trade and other receivables		67	(714)	(138)
Decrease/(increase) in inventories		(213)	(364)	(424)
Increase/(decrease) in trade and other payables		365	1 251	2 348
Pension contributions and use of provisions		(616)	(470)	(449)

Cash generated from operations		21 270	16 044	18 063
Interest paid		(4 652)	(3 279)	(1 943)
Interest received		811	558	334
Dividends received		142	43	22
Income tax paid		(2 141)	(3 256)	(2 355)

CASH FLOW FROM OPERATING ACTIVITIES		15 430	10 110	14 121
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(4 741)	(4 979)	(4 749)
Proceeds from sale of property, plant and equipment and of intangible assets		617	211	412
Acquisition of SAB, net of cash acquired	6	—	(65 166)	—
Proceeds from SAB transaction-related divestitures	22	11 697	16 342	—
Taxes on SAB transaction-related divestitures		(3 449)	—	—
Acquisition of other subsidiaries, net of cash acquired	6	(598)	(1 445)	(990)
Sale of subsidiaries, net of cash disposed of	6	42	653	72
Net of tax proceeds from the sale of assets held for sale		16	146	397
Net proceeds from sale/(acquisition) of investment in short-term debt securities	17	4 337	(5 583)	169
Net proceeds from sale/(acquisition) of other assets		(280)	(27)	(195)
Net repayments/(payments) of loans granted		213	(229)	(46)

CASH FLOW FROM INVESTING ACTIVITIES		7 854	(60 077)	(4 930)
FINANCING ACTIVITIES
Purchase of non-controlling interest	23	(206)	(10)	(296)
Net proceeds from the issue of share capital	23	—	—	5
Proceeds from borrowings		13 352	86 292	16 237
Payments on borrowings		(23 333)	(23 617)	(15 780)
Cash net finance (cost)/income other than interests		(1 542)	(3 484)	(481)
Share buyback		—	—	(1 000)
Dividends paid		(9 275)	(8 450)	(7 966)

CASH FLOW FROM FINANCING ACTIVITIES		(21 004)	50 731	( 9 281)
Net increase/(decrease) in cash and cash equivalents		2 280	764	(90)
Cash and cash equivalents less bank overdrafts at beginning of year		8 395	6 910	8 316
Effect of exchange rate fluctuations		(319)	721	(1 316)

Cash and cash equivalents less bank overdrafts at end of period	21	10 356	8 395	6 910

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of nearly 200 000 employees based in more than 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion US dollar (excluding joint ventures and associates).

The consolidated financial statements of the company for the year ended 31 December 2017 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.

The financial statements were authorized for issue by the Board of Directors on 15 March 2018.

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2017 (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2017 and did not apply any European carve-outs from IFRS.

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

Unless otherwise specified, all financial information included in these financial statements has been stated in US dollar and has been rounded to the nearest million. As from 2009, following the combination with Anheuser-Bush, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar to provide greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. The functional currency of the parent company is the euro.

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

The financial statements of the company’s subsidiaries, joint ventures, joint operations and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, joint venture, joint operation or associate are prepared as of a different date from that of AB InBev, adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev’s financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, joint ventures, joint operations or associates from AB InBev’s reporting period is no more than three months. Results from the company’s associate Anadolu Efes are reported on a three month lag.

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

A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 36 AB InBev companies.

(E)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2017, and have not been listed in these consolidated financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

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

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not have material operations in hyperinflationary economies in 2017 and 2016.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	2017	2016	2015	2017	2016	2015
Argentinean peso	18.774210	15.850116	13.004955	16.580667	14.762591	9.101728
Australian dollar	1.279580	1.384689	—	1.308997	1.3440978	—
Brazilian real	3.308005	3.259106	3.904803	3.201667	3.474928	3.259601
Canadian dollar	1.253982	1.345983	1.388446	1.303248	1.318844	1.270237
Colombian peso	2 988.60	3 002.14	3 145.64	2 965.94	2 986.89	2 792.222
Chinese yuan	6.507500	6.944520	6.485535	6.785290	6.607635	6.256495
Euro	0.833819	0.948677	0.918527	0.886817	0.902821	0.899096
Mexican peso	19.735828	20.663842	17.206357	18.811612	18.464107	15.730837
Pound sterling	0.739790	0.812238	0.674152	0.773029	0.737400	0.653179
Peruvian nuevo sol	3.244558	3.352820	3.413342	3.267432	3.394121	3.135481
Russian ruble	57.631946	60.657097	72.881615	58.144309	66.905365	59.186097
South Korean won	1 067.63	1 203.90	1 176.09	1 134.04	1 154.50	1 129.52
South African rand	12.345193	13.714953	—	13.338803	14.0166901	—
Turkish lira	3.790879	3.516940	—	3.615028	3.50148	—
Ukrainian hryvnia	28.068098	27.190513	24.000600	26.501419	25.408674	21.493019

(G)	INTANGIBLE ASSETS

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

TERMINATION BENEFITS

Termination benefits are recognized as an expense at the earlier when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date and when the company recognizes costs for a restructuring. Termination benefits for voluntary redundancies are recognized if the company has made an offer encouraging voluntary redundancy and when the company can no longer withdraw the offer of termination, which is the earlier of either when the employee accepts the offer or when a legal, regulatory or contractual requirement or restriction on the company’s ability to withdraw the offer takes effect.

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

Given the transformational nature of the combination with SAB, that closed on 10 October 2016, the company has updated its segment reporting in order to add the former SAB geographies into the previous AB InBev geographies. Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within Asia Pacific.

The company’s six geographic regions are North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific.

The aggregation criteria applied are based on similarities in the economic indicators (e.g. margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore management assessed additional factors such as management’s views on the optimal number of reporting segments, the continuation of the previous AB InBev geographies, peer comparison (e.g. Asia Pacific and EMEA being a commonly reported regions amongst the company’s peers), as well management’s view on the optimal balance between practical and more granular information.

The results of Global Export and Holding Companies, which includes the company’s global headquarters and the export businesses in countries in which AB InBev has no operations are reported separately. The company six geographic regions plus the Global Export and Holding Companies comprise the company’s seven reportable segments for financial reporting purposes.

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

(DD) RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the year ended 31 December 2017 they have not been applied in preparing these consolidated financial statements.

The following standards, amendments and interpretations have been issued recently, but are not yet effective:

IFRS 9 Financial Instruments (effective from annual periods beginning on or after 1 January 2018) is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. The company does not expect that the application of IFRS 9 will have a significant impact on its financial position and/or its financial performance.

IFRS 15 Revenue from Contracts with Customers (effective from annual periods beginning on or after 1 January 2018). The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. In view of the company’s activities, the company does not expect that the application of IFRS 15 will have a significant impact on its financial position and/or its financial performance.

IFRS 16 Leases (effective from annual periods beginning on or after 1 January 2019) replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs.

The company is in process of assessing the full impact of IFRS 16 and, apart from changes in the presentation of operating leases in the balance sheet, does not expect significant impacts in the consolidated income statement.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2017, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

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

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty mainly related to the valuation of the individual assets acquired and liabilities assumed as part of the allocation of the SAB purchase price and to the impact on current and deferred taxes of the US tax reform enacted on 22 December 2017, for which a 1.8 billion US dollar adjustment was provisionally estimated and recognized as a exceptional gain per 31 December 2017. This 1.8 billion US dollar adjustment results mainly from the re-measurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser Busch and certain deferred tax assets following the change in federal tax rate from 35% to 21%. The company estimated the deemed repatriation tax charge resulting from the Tax reform to be not material. The adjustment represents the company’s current best estimate of the deferred tax liability re-measurement resulting from the Tax reform, including state taxes. The estimate will be updated in 2018 once the company will have analyzed all necessary information , including earnings and profits (E&P) of the foreign subsidiaries of the company’s US operations per 2 November and 31 December 2017 and their cash held abroad to complete the exhaustive computation of the deemed repatration tax and state taxes. During 2018, the company will also assess if a deferred tax liability should be set up in view of the Global Intangible Low-Taxed Income (“GILTI”) provisions of the US tax reform, for which the company did not set up any deferred tax liabilities by 31 December 2017 and believes the impact to be not material. The estimate may change as the company receives additional clarification and implementation guidance from the authorities. Detail is provided in Note 6 Acquisitions and disposals of Subsidiaries, Note 12 Income Taxes and in Note 18 Deferred tax assets and liabilities of these consolidated financial statements.

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

Given the transformational nature of the transaction with SAB, that closed on 10 October 2016, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2016 segment reporting for purposes of result announcement and internal review by management. This presentation (further referred to as the “2016 Reference base”) includes, for comparative purposes, the SAB results as from the 1st January 2016. The tables below provide the segment information per segment for the year ended 31 December 2016 and 2017 in the format that is used by management to monitor performance. The former SAB geographies: Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within Asia Pacific. Exports to countries in which AB InBev has operations following the combination, were allocated to the respective regions in the 2016 Reference Base.

The 2016 Reference Base and 2017 segment reporting exclude the results of the SAB businesses sold since the combination was completed, including the joint venture stakes in MillerCoors and CR Snow, and the sale of the Peroni, Grolsch and Meantime brands and associated businesses in Italy, the Netherlands, the UK and internationally. The 2016 Reference Base and 2017 segment reporting also exclude the results of the Central and Eastern Europe business and the stake in Distell. The results of the Central and Eastern Europe business were reported as “Results from discontinued operations” until the completion of the sale that took place on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the sale that occurred on 12 April 2017, and accordingly, are excluded from normalized EBIT and EBITDA. Furthermore, the company stopped consolidating CCBA in its consolidated financial statements as from the completion of the CCBA disposal on 4 October 2017.

The differences between the 2016 Reference base and the 2016 audited income statement as Reported represent the effect of the combination with SAB.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

SEGMENT REPORTING (REFERENCE BASE) - UNAUDITED

	North America		Latin America West		Latin America North		Latin America South		EMEA		Asia Pacific		Global Export and holding companies		Effect of acquisition		Consolidated
	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Bridge to Reported	2017	2016 Reported

Volumes	114	117	111	109	119	120	34	32	132	135	102	101	1	2	—	(116)	613	500
Revenue	15 588	15 698	9 238	8 595	9 775	8 630	3 363	2 850	10 344	9 700	7 804	7 250	332	1 218	—	(8 424)	56 444	45 517
Normalized EBITDA	6 329	6 250	4 512	3 983	4 180	3 790	1 595	1 431	3 349	2 903	2 695	2 114	(577)	(837)	—	(2 881)	22 084	16 753
Normalized EBITDA margin %	40.6%	39.8%	48.8%	46.3%	42.8%	43.9%	47.4%	50.2%	32.4%	29.9%	34.5%	29.2%					39.1%	36.8%
Depreciation, amortization and impairment	(843)	(809)	(616)	(613)	(848)	(770)	(207)	(191)	(843)	(740)	(660)	(740)	(253)	(252)	—	638	(4 270)	(3 477)
Normalized profit from operations (EBIT)	5 486	5 441	3 896	3 370	3 332	3 020	1 388	1 240	2 507	2 163	2 035	1 374	(830)	(1 089)	—	(2 243)	17 814	13 276

SEGMENT REPORTING (2016 REPORTED)

	North America			Latin America West			Latin America North			Latin America South			EMEA
	2017	2016	2015[1]	2017	2016	2015[1]	2017	2016	2015[1]	2017	2016	2015[1]	2017	2016	2015[1]

Volume	114	117	118	111	64	44	119	118	123	34	32	34	132	75	46
Revenue	15 588	15 698	15 603	9 238	5 188	4 079	9 775	8 461	9 096	3 363	2 850	3 331	10 344	6 010	4 128
Normalized EBITDA	6 329	6 250	6 172	4 512	2 376	2 002	4 180	3 751	4 709	1 595	1 431	1 593	3 349	1 774	1 142
Normalized EBITDA margin %	40.6%	39.8%	39.6%	48.8%	45.8%	49.1%	42.8%	44.3%	51.8%	47.4%	50.2%	47.8%	32.4%	29.6%	27.7%
Depreciation, amortization and impairment	(843)	(809)	(754)	(616)	(388)	(350)	(848)	(750)	(689)	(207)	(191)	(182)	(843)	(473)	(342)
Normalized profit from operations (EBIT)	5 486	5 441	5 418	3 896	1 988	1 652	3 332	3 001	4 020	1 388	1 240	1 411	2 507	1 302	800
Exceptional items (refer Note 8)	4	(29)	102	(153)	252	29	(18)	(20)	(84)	(13)	(12)	(11)	(144)	(118)	70
Profit from operations (EBIT)	5 490	5 412	5 520	3 743	2 240	1 681	3 314	2 981	3 937	1 375	1 228	1 400	2 363	1 184	870
Net finance income/(cost)
Share of results of associates and joint ventures
Income tax expense
Profit from continuing operations
Discontinued operations
Profit/(loss)

Segment assets (non-current)[2]	63 045	62 467	61 870	71 219	69 472	21 749	13 756	13 656	11 357	2 396	2 357	2 301	45 920	41 749	4 316
Gross capex	530	895	1 112	1 079	710	515	580	709	1 056	323	389	488	1 086	1 001	466
FTE[3]	19 306	19 314	16 844	48 892	51 418	32 201	38 651	40 416	39 359	9 603	9 571	9 615	26 823	43 456	11 749

[1]	2015 as Reported, adjusted to reflect the effects of SAB Combination on the AB InBev’s historical segmental information.
[2]	2016 as reported, adjusted to reflect the opening balance sheet adjustments related to the final allocation of the SAB purchase price to the individual assets acquired and liabilities assumed as required by IFRS 3 Business Combinations, which requires retrospective application of post-acquisition adjustments (see also Note 6 Acquisitions and disposals of subsidiaries).
[3]	Includes FTE from SAB retained operations at year end 2016 per AB InBev’s definition: full-time employees on a permanent or temporary basis, excluding outsourced personnel. This definition is different than the one formerly applied by SAB. The reduction in FTEs mainly results from the disposals completed during the year.

	Asia Pacific			Global Export and holding companies			Consolidated
	2017	2016	2015[1]	2017	2016	2015[1]	2017	2016	2015[1]

Volume	102	92	90	1	2	3	613	500	457
Revenue	7 804	6 074	5 784	332	1 237	1 582	56 444	45 517	43 604
Normalized EBITDA	2 695	1 639	1 444	(577)	(474)	(225)	22 084	16 753	16 839
Normalized EBITDA margin %	34.5%	27.1%	25.0%			—	39.1%	36.8%	38.6%
Depreciation, amortization and impairment	(660)	(658)	(606)	(253)	(210)	(148)	(4 270)	(3 477)	(3 071)
Normalized profit from operations (EBIT)	2 035	987	838	(830)	(683)	(373)	17 814	13 276	13 768
Exceptional items (refer Note 8)	(97)	(84)	90	(241)	(383)	(61)	(662)	(394)	136
Profit from operations (EBIT)	1 939	903	928	(1 071)	(1 066)	(434)	17 152	12 882	13 904
Net finance income/(cost)							(6 507)	(8 564)	(1 453)
Share of results of associates and joint ventures							430	16	10
Income tax expense							(1 920)	(1 613)	(2 594)
Profit from continuing operations							9 155	2 721	9 867
Discontinued operations							28	48	—
Profit/(loss)							9 183	2 769	9 867

Segment assets (non-current)[2]	24 088	22 071	12 761	1 741	1 797	1 987	222 166	213 569	116 341
Gross capex	635	837	1 166	247	379	225	4 479	4 919	5 028
FTE[3]	36 386	39 213	40 101	3 254	3 245	2 454	182 915	206 633	152 321

For the period ended 31 December 2017, net revenue from the beer business amounted to 50 301m US dollar (2016: 41 421m US dollar; 2015: 40 595m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 6 143m US dollar (2016: 4 096m US dollar; 2015: 3 009m US dollar). On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 704m US dollar (2016: 687m US dollar; 2015: 690m US dollar) and non-current assets located in the country of domicile represented 1 658m US dollar (2016: 1 440m US dollar; 2015: 1 169m US dollar).

[1]	2015 as Reported, adjusted to reflect the effects of SAB Combination on the AB InBev’s historical segmental information.
[2]	2016 as reported, adjusted to reflect the opening balance sheet adjustments related to the final allocation of the SAB purchase price to the individual assets acquired and liabilities assumed as required by IFRS 3 Business Combinations, which requires retrospective application of post-acquisition adjustments (see also Note 6 Acquisitions and disposals of subsidiaries).
[3]	Includes FTE from SAB retained operations at year end 2016 per AB InBev’s definition: full-time employees on a permanent or temporary basis, excluding outsourced personnel. This definition is different than the one formerly applied by SAB. The reduction in FTEs mainly results from the disposals completed during the year.

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

COMBINATION WITH SAB

On 10 October 2016, AB InBev announced the completion of the Belgian Merger and the successful completion of the business combination with the former SABMiller Group (“SAB”).

The combination with SAB was implemented through a series of steps, including the acquisition of SAB by Newbelco, a newly incorporated Belgian company formed for the purposes of the combination with SAB, and completed on 10 October 2016. During the final step of the combination with SAB, former AB InBev merged into Newbelco (the “Belgian Merger”) so that, following completion of the combination with SAB, Newbelco, now named Anheuser-Busch InBev SA/NV, became the new holding company for the Combined Group.

Under the terms of the combination with SAB, each SAB shareholder was entitled to receive GBP 45.00 in cash in respect of each SAB share. The combination with SAB also included a partial share alternative (the “Partial Share Alternative”), under which SAB shareholders could elect to receive GBP 4.6588 in cash and 0.483969 Restricted Shares in respect of each SAB share in lieu of the full cash consideration to which they would otherwise be entitled under the combination with SAB (subject to scaling back in accordance with the terms of the Partial Share Alternative).

On 6 October 2016, Newbelco issued 163 276 737 100 ordinary shares (“Initial Newbelco Shares”) to SAB shareholders through a capital increase of 85 531m euro equivalent to 75.4 billion pound sterling, as consideration for 1 632 767 371 ordinary shares of SAB pursuant to a UK law court-sanctioned scheme of arrangement (the “UK Scheme”). Following completion of the tender offer, AB InBev acquired 102 890 758 014 Initial Newbelco Shares tendered into the Belgian offer. Based on the terms of the UK Scheme, all Initial Newbelco Shares not tendered to AB InBev in the context of the Belgian 0ffer (i.e. 60 385 979 086 Initial Newbelco Shares) were reclassified into 325 999 817 restricted shares, in accordance with the mechanism by which any Initial Newbelco Shares that were retained after closing of the Belgian offer were automatically reclassified and consolidated.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the combination. From completion of the combination, such restricted shares rank equally with the new ordinary shares with respect to dividends and voting rights. Following completion of the combination, AB InBev acquired 105 246 SAB shares from option holders that had not exercised their option rights prior to the completion of the combination for a total consideration of 5m euro. Following this transaction AB InBev owns 100 % of the SAB shares.

The SAB purchase consideration is calculated as follows:

	Newbelco number of shares	Newbelco valuation in million pound sterling	Newbelco valuation in million euro

Tender offer	102 890 758 014	46 301	52 522
Converted to restricted shares	60 385 979 086	29 099	33 009	(i)

	163 276 737 100	75 400	85 531

Total equity value at offer in million euro			85 531
Purchase from option holders			5

Total equity value in million euro			85 536
Total equity value in million US dollar			95 288
Foreign exchange hedges and other			7 848	(ii)

Purchase consideration			103 136
Add: fair market value of total debt assumed			11 870
Less: total cash acquired			(1 198)

Gross purchase consideration			113 808

Notes

(i)	The Restricted Share valuation is based on the valuation of the Newbelco shares that were not tendered into the Belgian Offer and has regard to the share price of former AB InBev of the day of the closing of the combination with SAB, adjusted for the specificities of the Restricted Shares in line with fair value measurement rules under IFRS.
(ii)	During 2015 and 2016, the company entered into derivative foreign exchange forward contracts, as well as other non-derivative items also documented in a hedge accounting relationship, in order to economically hedge against exposure to changes in the U.S. dollar exchange rate for the cash component of the purchase consideration in pound sterling and South African rand. Although these derivatives and non-derivative items were considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules. Since inception of the derivative contracts in 2015 and upon the completion of the combination with SAB, 12.3 billion US dollar negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which 7.4 billion US dollar qualified for hedge accounting and was, accordingly, allocated as part of the consideration paid. The settlement of the portion of the derivatives that did not qualify as hedge accounting was classified as cash flow from financing activities in the consolidated cash flow statement.

AB InBev financed the cash consideration of the transaction with 18.0 billion US dollar drawn down under the 75.0 billion US dollar Committed Senior Acquisition Facilities agreement dated 28 October 2015, as well excess liquidity resulting from the issuance of bonds in 2016 that were mainly invested in US Treasury Bills pending the closing of the combination.

The transaction costs incurred in connection with the transaction, which include transaction taxes, advisory, legal, audit, valuation and other fees and costs, amounted to approximately 1.0 billion US dollar. In addition AB InBev incurred approximately 0.7 billion US dollar of costs in connection with the transaction-related financing arrangements.

In accordance with IFRS, the merger of the former AB InBev into Newbelco is considered for accounting purposes as a reverse acquisition, operation by which Newbelco legally absorbed assets and liabilities of former AB InBev. As a consequence, the legal acquirer (Newbelco) should be considered as the accounting acquiree and the legal acquiree (former AB InBev) should be considered the accounting acquirer. Therefore, the consolidated financial statements represent the continuation of the financial statements of former AB InBev. The assets and liabilities of former AB InBev remained recognized at their pre-combination carrying amounts. The identified assets, liabilities and non-controlling interests of SAB are recognized in accordance with IFRS 3 Business Combinations.

In 2017, the company completed the purchase price allocation to the individual assets acquired and liabilities assumed as part of the SAB combination, in compliance with IFRS 3.

The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings, employee benefits, other assets and liabilities and non-controlling interests was based on the AB InBev management best estimate of fair value with input from independent third parties.

IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The following table summarizes the provisional and final purchase price allocation of the SAB business with adjustments being retrospectively applied as of 10 October 2016:

Million US dollar	Provisional fair values Reported 2016	Adjustments	Fair values Adjusted 2016

Non-current assets
Property, plant and equipment	9 060	(1 303)	7 757
Intangible assets	20 040	221	20 261
Investment in associates	4 386	—	4 386
Investment securities	21	—	21
Deferred tax assets	179	—	179
Derivatives	579	—	579
Trade and other receivables	59	—	59

Current assets
Inventories	977	(24)	953
Income tax receivable	189	—	189
Derivatives	60	—	60
Trade and other receivables	1 257	(39)	1 218
Cash and cash equivalents	1 410	—	1 410
Assets held for sale	24 805	19	24 824

Non-current liabilities
Interest-bearing loans and borrowings	(9 021)	—	(9 021)
Employee benefits	(195)	—	(195)
Deferred tax liabilities	(5 801)	2 983	(2 818)
Derivatives	(24)	—	(24)
Trade and other payables	(146)	12	(134)
Provisions	(688)	62	(626)

Current liabilities
Bank overdraft	(212)	—	(212)
Interest-bearing loans and borrowings	(2 849)	—	(2 849)
Income tax payable	(4 310)	77	(4 233)
Derivatives	(156)	—	(156)
Trade and other payables	(3 520)	—	(3 520)
Provisions	(847)	(330)	(1 177)

Net identified assets and liabilities	35 253	1 677	36 930

Non-controlling interests	(6 200)	—	(6 200)

Goodwill on acquisition	74 083	(1 677)	72 406

Purchase consideration	103 136	—	103 136

Given the nature of the adjustments, the impact to the consolidated income statement as of 31 December 2016 is immaterial.

The combination with SAB resulted in 72.4 billion US dollar of goodwill allocated primarily to the businesses in Colombia, Ecuador, Peru, Australia, South Africa and other African, Asia Pacific and Latin American countries. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for cost synergies expected to be achieved in SAB. Our assessment of the future economic benefits supporting recognition of this goodwill is in part based on expected savings through the implementation of best practices such as, among others, a zero based budgeting program and initiatives that are expected to bring greater efficiency and standardization, generate cost savings and maximize purchasing power. Goodwill also arises due to the recognition of deferred tax liabilities in relation to the fair value adjustments on acquired intangible assets for which the amortization does not qualify as a tax deductible expense. None of the goodwill recognized is deductible for tax purposes.

On 11 October, 2016, AB InBev completed the disposal of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the “Miller International Business” to Molson Coors Brewing Company. The disposal was completed for 12 billion US dollar in cash, subject to a downward purchase price adjustment. AB InBev set up a provision of 330m US dollar as part of the opening balance sheet related to the purchase price adjustment. The parties entered into a settlement agreement on 21 January 2018 for 330m US dollar of which 328m US dollar constitutes the purchase price adjustment amount.

OTHER ACQUISITIONS AND DISPOSALS

The table below summarizes the impact of acquisitions on the Statement of financial position and cash flows of AB InBev for 31 December 2017 and 31 December 2016:

Million US dollar	2017 Acquisitions	2016 Acquisitions	2017 Disposal	2016 Disposal

Non-current assets
Property, plant and equipment	169	286	—	(115)
Intangible assets	417	679	—	—
Investments in associates	—	62	—	—
Deferred tax assets	—	4	—	—
Employee benefits	—	3	—	—
Trade and other receivables	1	—	—	—

Current assets
Inventories	9	41	—	(17)
Trade and other receivables	20	28	—	(4)
Cash and cash equivalents	5	45	—	(75)
Assets held for sale	27	—	—	—

Non-current liabilities
Interest-bearing loans and borrowings	(1)	(109)	—	—
Employee benefits	—	(1)	—	—
Deferred tax liabilities	(74)	(11)	—	6
Trade and other payables	—	—	—	10

Current liabilities
Interest-bearing loans and borrowings	—	(3)	—	—
Trade and other payables	(24)	(72)	—	41

Net identifiable assets and liabilities	549	952	—	(156)

Non-controlling interest	(114)	(14)	—	—

Goodwill on acquisitions and goodwill disposed of	398	803	—	(187)
Loss/(gain) on disposal	—	—	(42)	(406)
Prior year payments	—	(143)	—	—
Consideration to be paid	(375)	(365)	—	—
Net cash paid on prior years acquisitions	136	34	—	(5)

Consideration paid/(received)	594	1 267	(42)	(754)

Cash (acquired)/ disposed of	(5)	(45)	—	75

Net cash outflow / (inflow)	589	1 222	(42)	(679)
In the first quarter of 2017, AB InBev and Keurig Green Mountain, Inc. established a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the US and Canadian markets. The transaction included the contribution of intellectual property and manufacturing assets from Keurig Green Mountain, Inc. Pursuant to the terms of the joint venture agreement, AB InBev owns 70% of the voting and economic interest in the joint venture. Under IFRS, this transaction was accounted for as a business combination as AB InBev was deemed as the accounting acquirer as per IFRS rules.

During 2017, AB InBev collected 42m US dollar proceeds from prior years’ sale of SeaWorld to Blackstone.

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

The company undertook a series of additional acquisitions and disposals during 2016 and 2017, with no significant impact in the company’s consolidated financial statements.

7.	OTHER OPERATING INCOME/(EXPENSES)

Million US dollar	2017	2016	2015

Government grants	404	432	668
License income	65	65	73
Net (additions to)/reversals of provisions	(4)	(50)	(31)
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	154	37	20
Net rental and other operating income	235	248	302

	854	732	1032

Research expenses as incurred	276	244	207

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

In 2017, the company expensed 276m US dollar in research, compared to 244m US dollar in 2016 and 207m US dollar in 2015. The spend focused on product innovations, market research, as well as process optimization and product development.

8.	EXCEPTIONAL ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The exceptional items included in the income statement are as follows:

Million US dollar	2017	2016	2015

Restructuring	(468)	(323)	(171)
Acquisition costs business combinations	(155)	(448)	(55)
Business and asset disposal (including impairment losses)	(39)	377	524
Impairment of assets	—	—	(82)
Judicial settlement	—	—	(80)

Impact on profit from operations	(662)	(394)	136

The exceptional restructuring charges for 2017 amount to (468)m US dollar. These charges primarily relate to the SAB integration. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

2017 acquisition costs of business combinations amount to (155)m US dollar are primarily related to cost incurred to facilitate the combination with SAB.

Business and asset disposals amount to (39)m US dollar by year-end 2017 mainly relate to the costs incurred to complete the diposals of the former SAB Central and Eastern Europe business and CCBA during 2017, partly offset by proceeds from prior years’ sale of SeaWorld to Blackstone.

The exceptional restructuring charges for 2016 total (323)m US dollar. These charges primarily relate to organizational alignments in EMEA and Asia Pacific.

The company incurred exceptional net finance cost of (693)m US dollar by the end of December 2017 (2016: (3 356)m US dollar cost) – see Note 11 Finance cost and income and exceptional income tax income of 830m US dollar mainly related to a 1.8 billion US dollar adjustment following the US tax reform enacted on 22 December 2017 partially offset by provisions accrued for tax contingencies covered by the Brazilian Federal Tax Regularization Program entered into by Ambev – see Note 12 Income taxes and Note 18- Deferred tax assets and liabilities,

Non-controlling interest on the exceptional items amounts to 526m US dollar for 2017 (2016: 13m US dollar).

The exceptional restructuring charges for 2015 total (171)m US dollar. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in North America and EMEA.

Business and asset disposals resulted in a net gain of 524m US dollar as per 31 December 2015, which consists primarily of gains on property sales, and compensation for the termination agreements with Crown Imports for the distribution of Grupo Modelo products through the company’s wholly owned distributors in the US, and with Monster for the distribution of its brands through the Anheuser-Busch distribution system.

9.	PAYROLL AND RELATED BENEFITS

Million US dollar	2017	2016	2015

Wages and salaries	(4 884)	(4 404)	(3 706)
Social security contributions	(699)	(647)	(633)
Other personnel cost	(762)	(580)	(648)
Pension expense for defined benefit plans	(196)	(194)	(212)
Share-based payment expense	(359)	(228)	(225)
Contributions to defined contribution plans	(118)	(77)	(90)

	(7 018)	(6 130)	(5 514)

Number of full time equivalents (FTE) at year-end	182 915	206 633	152 321

The number of full time equivalents can be split as follows:

	2017	2016	2015

AB InBev NV (parent company)	215	225	191
Other subsidiaries	182 700	206 408	152 130

	182 915	206 633	152 321

The 2017 increase in payroll and related benefits is mainly due to the full year reporting of the retained operations following the combination with SAB, whereas the reduction in FTEs mainly results from the disposals completed during the year. The 2016 increase in payroll and related benefits and FTEs is mainly due to the business combination with SAB. See also Note 22 – Assets classified as held for sale and discontinued operations.

10.	ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2017 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 817	40	—
Distribution expenses	199	4	—
Sales and marketing expenses	425	196	—
Administrative expenses	337	248	—
Other operating expenses	4	—	6

	3 782	488	6

Depreciation, amortization and impairment charges were included in the following line items of the 2016 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 292	21	—
Distribution expenses	143	1	—
Sales and marketing expenses	363	208	—
Administrative expenses	222	218	—
Other operating expenses	2	1	—

	3 025	452	—

Depreciation, amortization and impairment charges were included in the following line items of the 2015 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 122	17	—
Distribution expenses	122	1	—
Sales and marketing expenses	285	173	—
Administrative expenses	170	177	—
Other operating expenses	4	—	—
Exceptional items	12	32	38

	2 715	400	38

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 1m US dollar in 2017 from the aggregate depreciation, amortization and impairment expense to cost of goods sold (2016: 9m US dollar; 2015: 3m US dollar).

The 2017 increase in depreciation, amortization and impairment charges is mainly due to the business combination with SAB.

11.	FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

Million US dollar	2017	2016	2015

Interest expense	(4 314)	(4 092)	(1 833)
Capitalization of borrowing costs	22	12	28
Net interest on net defined benefit liabilities	(101)	(113)	(118)
Accretion expense	(614)	(648)	(326)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(304)	(21)	—
Net losses on hedging instruments that are not part of a hedge accounting relationship	(674)	(797)	—
Tax on financial transactions	(68)	(70)	(61)
Other financial costs, including bank fees	(139)	(131)	(107)

	(6 192)	(5 860)	(2 417)

Exceptional finance cost	(693)	(3 522)	(725)

	(6 885)	(9 382)	(3 142)

Finance costs, excluding exceptional items, increased by 332m US dollar compared to 2016 mainly as a result of interest expense on the bonds issued in 2016 to fund the combination with SAB, as well as interest expenses on the legacy debt of SAB. 2016 finance costs, excluding exceptional items, increased by 3 443m US dollar from prior year driven by higher interest expense, mainly as a result of the issuance of bonds in January and March 2016 in connection with the funding of the combination with SAB, as well as higher accretion expenses and net losses on hedging instruments that are not part of a hedge accounting relationship.

Mark-to-market result on certain derivatives related to the hedging of share-based payment programs reached net losses of 291m US dollar in 2017 (2016: 384m US dollar cost; 2015: 844m US dollar).

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil and China. Interest is capitalized at a borrowing rate ranging from 4% to 8%.

Exceptional net finance cost for 2017 includes:

•	261m US dollar foreign exchange translation losses on intragroup loans that were historically reported in equity and were recycled to profit and loss account, upon the reimbursement of these loans;

•	44m US dollar related to the Brazilian Federal Tax Regularization Program entered into by Ambev – see note 12 Income taxes;

•	100m US dollar related to accelerated accretion expenses associated to the repayment of the 2015 senior facilities agreement and the early redemption of certain notes. See also Note 24 Interest-bearing loans and borrowings;

•	146m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 31 December 2017, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 23 Changes in equity and earnings per share;

•	142m US dollar resulting from mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB.

2016 exceptional finance cost mainly relates to:

•	2 693m US dollar negative mark-to-market adjustments related to the portion of the foreign exchange hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting as per IFRS rules;

•	306m US dollar related to accelerated accretion expenses associated to the 2015 senior facilities agreement, as well as commitment fees and other fees;

•	304m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo and

•	127m US dollar resulting from mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments.

FINANCE INCOME

Million US dollar	2017	2016	2015

Interest income	287	561	339
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	—	—	378
Net gains on hedging instruments that are not part of a hedging accounting relationship	—	—	399
Other financial income	91	91	62

	378	652	1 178

Exceptional finance income	—	166	511

	378	818	1 689

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2017	2016	2015

Cash and cash equivalents	207	479	254
Investment debt securities held for trading	16	16	37
Other loans and receivables	64	66	48

	287	561	339

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 29 Risks arising from financial instruments.

12.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2017	2016	2015

Current tax expense
Current year	(3 833)	(1 544)	(2 300)
(Underprovided)/overprovided in prior years	1	47	95

	(3 832)	(1 497)	(2 395)

Deferred tax (expense)/income
Origination and reversal of temporary differences	1 872	(459)	(242)
(Utilization)/recognition of deferred tax assets on tax losses	23	116	3
Recognition of previously unrecognized tax losses	16	227	40

	1 912	(116)	(199)

Total income tax expense in the income statement	(1 920)	(1 613)	(2 594)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2017	2016	2015

Profit before tax	11 076	4 334	12 461
Deduct share of result of associates and joint ventures	430	16	10

Profit before tax and before share of result of associates and joint ventures	10 646	4 318	12 451

Adjustments on taxable basis
Foreign source income	—	(809)	(969)
Government incentives	(982)	(769)	(948)
Taxable intercompany dividends	—	619	173
Expenses not deductible for tax purposes	2 374	4 351	1 559
Other non-taxable income	(178)	(415)	(165)

	11 860	7 296	12 101

Aggregated weighted nominal tax rate	28.5%	32.7%	30.5%

Tax at aggregated weighted nominal tax rate	(3 378)	(2 387)	(3 687)

Adjustments on tax expense
Utilization of tax losses not previously recognized	23	76	32
Recognition of deferred taxes assets on previous years’ tax losses	16	229	40
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(143)	(975)	(195)
(Underprovided)/overprovided in prior years	1	63	(95)
Deductions from interest on equity	553	644	643
Deductions from goodwill	57	63	66
Other tax deductions	723	869	1 033
US Tax reform (change in tax rate and other)	1 760	—	—
Change in tax rate (other)	(59)	(1)	12
Withholding taxes	(386)	(286)	(450)
Brazilian Federal Tax Regularization Program	(870)	—	—
Other tax adjustments	(217)	93	7

	(1 920)	(1 613)	(2 594)

Effective tax rate	18.0%	37.4%	20.8%

The total income tax expense for 2017 amounts to 1 920m US dollar compared to 1 613m US dollar for 2016. The effective tax rate decrease from 37.4% for 2016 to 18.0% for 2017. The 2017 effective tax rate was positively impacted by a 1.8 billion US dollar adjustment following the US tax reform enacted on 22 December 2017. This 1.8 billion US dollar adjustment results mainly from the re-measurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser Busch and certain deferred tax assets following the change in federal tax rate from 35% to 21%. The adjustment represents the company’s current best estimate of the deferred tax liability re-measurement resulting from the US Tax reform and is recognized as a exceptional gain per 31 December 2017. The estimate will be updated in 2018 once the company will have analyzed all necessary information to complete the exhaustive computation. This impact was partially offset by Ambev and certain of its subsidiaries joining the Brazilian Federal Tax Regularization Program in September 2017 whereby Ambev committed to pay some tax contingencies that were under dispute, totaling 3.5 billion Brazilian real (1.1 billion US dollar), with 1.0 billion Brazilian real (0.3 billion US dollar) paid in 2017 and the remaining amount payable in 145 monthly installments starting January 2018, plus interest. Within these contingencies, a dispute related to presumed taxation at Ambev’s subsidiary CRBs was not provided for until September 2017 as the loss was previously assessed as possible. The total amount recognized as exceptional amount to 2.9 billion Brazilian real (0.9 billion US dollar) of which 2.8 billion Brazilian real (0.9 billion US dollar) is reported in the income tax line and 141m Brazilian real (44m US dollar) in the finance line.

The 2016 effective tax rate was negatively impacted by the non-deductible negative mark-to-market adjustment related to the hedging of the purchase price of the combination with SAB that could not qualify for hedge accounting.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2017	2016	2015

Income tax (losses)/gains
Re-measurements of post-employment benefits	(39)	54	(37)
Cash flow and net investment hedges	(95)	(258)	930

	(134)	(204)	893

13.	PROPERTY, PLANT AND EQUIPMENT

	31 December 2017				31 December 2016
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year as reported	12 483	30 611	2 561	45 655	35 329
Adjustments	(469)	(834)	—	(1 303)	—
Balance at end of previous year as adjusted	12 014	29 777	2 561	44 352	35 329
Effect of movements in foreign exchange	378	988	65	1 431	(156)
Acquisitions	192	1 512	2 518	4 221	4 395
Acquisitions through business combinations	81	85	2	169	9 346
Disposals	(344)	(1 193)	(29)	(1 566)	(1 683)
Disposals through the sale of subsidiaries	(14)	(45)	—	(60)	(88)
Transfer (to)/from other asset categories and other movements[12]	435	2 594	(2 852)	177	(1 487)

Balance at end of the period	12 742	33 717	2 265	48 724	45 655

Depreciation and impairment losses
Balance at end of previous year	(3 065)	(15 068)	—	(18 133)	(16 377)
Effect of movements in foreign exchange	(118)	(579)	—	(697)	(190)
Depreciation	(472)	(3 095)	—	(3 567)	(2 986)
Disposals	141	1 020	—	1 161	1 431
Disposals through the sale of subsidiaries	9	39	—	48	(27)
Impairment losses	(2)	(83)	—	(85)	(39)
Transfer to/(from) other asset categories and other movements[1]	(7)	(260)	—	(267)	56

Balance at end of the period	(3 514)	(18 026)	—	(21 540)	(18 132)

Carrying amount
at 31 December 2016 as reported	9 418	15 543	2 561	27 522	27 522
at 31 December 2016 as adjusted	8 949	14 709	2 561	26 219	26 219
at 31 December 2017	9 228	15 691	2 265	27 184	—

[12]	The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 14m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 550m US dollar as at 31 December 2017 compared to 817m US dollar as at 31 December 2016.

AB InBev’s net capital expenditures amounted to 4 124m US dollar in 2017 and 4 768m US dollar in 2016. Out of the total 2017 capital expenditures approximately 45% was used to improve the company’s production facilities while 30% was used for logistics and commercial investments and 25% was used for improving administrative capabilities and purchase of hardware and software.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 31 December 2017 of leased land and buildings was 300m US dollar (31 December 2016: 302m US dollar).

14.	GOODWILL

Million US dollar	31 December 2017	31 December 2016

Acquisition cost
Balance at end of previous year as reported	136 566	65 099
Adjustments	(669)	—
Balance at end of previous year as adjusted	135 897	65 099
Effect of movements in foreign exchange	4 684	(2 222)
Disposals through the sale of subsidiaries	—	(187)
Acquisitions through business combinations	398	74 886
Reclassified as held for sale	—	(1 008)

Balance at end of the period	140 980	136 566

Impairment losses
Balance at end of previous year	(34)	(38)
Impairment losses	(6)	—
Effect of movements in foreign exchange and other movements	—	4

Balance at end of the period	(40)	(34)

Carrying amount
at 31 December 2016 as reported	136 533	136 533
at 31 December 2016 as adjusted	135 864	135 864
at 31 December 2017	140 940	—

Current year acquisitions through business combinations primarily reflect acquisitions of craft breweries in the US and in China, and resulted in the recognition of goodwill of 398m US dollar.

In 2017, the company completed the purchase price allocation to the individual assets acquired and liabilities assumed as part of the SAB combination, including the allocation of goodwill to the different business units in compliance with IFRS 3. The combination with SAB resulting in the recognition of goodwill of 72 406m US dollar (compared to 74 083m US dollar on a provisional basis).

The business combinations that took place in 2016, other than the combination with SAB, resulted in goodwill recognition of 803m US dollar. See also Note 6 Acquisitions and disposals of subsidiaries.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar Business unit	2017	2016 as reported

SAB	—	73 736
USA	33 277	33 056
Colombia	20 425	—
South Africa	18 551	—
Peru	15 074	—
Mexico	12 580	12 035
Rest of Africa	8 326	—
Australia	6 922	—
Brazil	5 523	5 531
South Korea	4 119	3 652
Ecuador	3 925	—
China	2 914	2 710
Honduras & El Salvador	2 335	—
Canada	2 056	1 892
Other countries	4 913	4 928
Reclassified as held for sale[13]	—	(1 008)

	140 940	136 533

[13]	See also note 22 Assets classified as held for sale and discontinued operations

AB InBev completed its annual impairment test for goodwill and concluded that, based on the assumptions described below, no impairment charge was warranted.

The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the company’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of the US, Colombia, South Africa, Mexico and Peru, countries that show the highest goodwill. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 57% of AB InBev’s total assets as at 31 December 2017, is tested for impairment at the business unit level (that is one level below the operating segments). The business unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s business units that are expected to benefit from the synergies of the combination whenever a business combination occurs.

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

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

•	In the first three years of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per business unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•	For the subsequent seven years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as macro-economic and industry assumptions, variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•	Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices (CPI), based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

•	Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric;

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 0% and 3%.

The WACC applied in US dollar nominal terms were as follows:

Business unit	2017

US	6%
Colombia	7%
South Africa	8%
Mexico	9%
Peru	7%
Ecuador	11%
Australia	6%
Rest of Africa	10%

In the sensitivity analysis performed by management, an adverse change of 1% in WACC would not cause a business unit’s carrying amount to exceed its recoverable amount.

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

15.	INTANGIBLE ASSETS

	31 December 2017					31 December 2016
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year as reported	42 077	2 715	1 872	306	46 969	31 719
Adjustments	—	261	(40)	—	221	—
Balance at end of previous year as adjusted	42 077	2 976	1 832	306	47 191	31 719
Effect of movements in foreign exchange	973	110	170	33	1 286	(805)
Acquisitions through business combinations	411	—	—	6	417	20 723
Acquisitions and expenditures	8	24	124	156	312	563
Disposals	—	(32)	(95)	(64)	(191)	(161)
Transfer (to)/from other asset categories and other movements[14]	(67)	(174)	146	(49)	(144)	(5 070)

Balance at end of period	43 402	2 904	2 177	388	48 871	46 969

Amortization and impairment losses
Balance at end of previous year	(32)	(1 124)	(1 151)	(94)	(2 401)	(2 042)
Effect of movements in foreign exchange	—	(49)	(88)	(2)	(139)	34
Amortization	—	(198)	(275)	(25)	(498)	(446)
Impairment losses	—	—	—	—	—	(3)
Disposals	—	23	56	10	89	142
Transfer to/(from) other asset categories and other movements[1]	—	(31)	(14)	(3)	(48)	(86)

Balance at end of period	(32)	(1 379)	(1 472)	(114)	(2 997)	(2 401)

Carrying value
at 31 December 2016 as reported	42 045	1 591	720	212	44 568	44 568
at 31 December 2016 as adjusted	42 045	1 852	681	212	44 789	44 789
at 31 December 2017	43 370	1 525	705	274	45 874	—

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

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 31 December 2017, the carrying amount of the intangible assets amounted to 45 874m US dollar (31 December 2016: 44 568m US dollar) of which 43 595m US dollar was assigned an indefinite useful life (31 December 2016: 42 272m US dollar) and 2 279m US dollar a finite life (31 December 2016: 2 296m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2017	2016

USA	21 960	21 570
Colombia	3 820	3 803
South Africa	3 899	3 518
Mexico	3 058	2 920
Peru	2 825	2 731
Australia	2 773	2 373
South Korea	1 058	938
Ecuador	595	604
China	403	373
Dominican Republic	353	366
Rest of Africa	1 353	1 364
Other countries	1 498	1 712

	43 595	42 272

[14]	The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

Intangible assets with indefinite useful lives have been tested for impairment using the same methodology and assumptions as disclosed in Note 14 Goodwill. Based on the assumptions described in that note, AB InBev concluded that no impairment charge is warranted. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonable possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

16.	INVESTMENTS IN ASSOCIATES

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2017		2016
Million US dollar	Castel[15]	Efes	Castel[1]	Efes

Balance at 1 January	2 793	750	—	—
Combination with SAB	—	—	2 932	895
Dividends received	(23)	—	—	—
Share of results of associates	354	(2)	18	(27)
Effect of movements in foreign exchange	356	(54)	(158)	(119)

Balance at 31 December	3 480	694	2 793	750

Summarized financial information of the company’s material associates is as follows:

	2017		2016
Million US dollar	Castel[1]	Efes	Castel[1]	Efes

Current assets	4 894	2 415	3 970	1 058
Non-current assets	3 912	5 243	2 900	4 668
Current liabilities	1 724	1 106	1 391	561
Non-current liabilities	857	2 494	547	1 570
Non-controlling interests	879	1 520	762	1 464

Net assets	5 346	2 538	4 170	2 131

Revenue	5 447	3 415	1 236	659
Profit (loss)	746	(7)	42	(111)
Other comprehensive income (loss)	(94)	553	(108)	75
Total comprehensive income (loss)	652	546	(66)	(35)

Reconciliation of the above summarized financial information to the carrying amount of the interest in Castel and Efes recognized in the consolidated financial statements is as follows:

	2017		2016
Million US dollar	Castel[1]	Efes	Castel[1]	Efes

Net assets of the associate	5 346	2 538	4 170	2 131
Interest in associates (%)	20-40	24	20-40	24
Interest in associate	1 293	609	939	511
Goodwill	2 187	85	1 854	239

Carrying amount of investment in associates	3 480	694	2 793	750

During 2017, associates that are not individually material contributed to 78m US dollar to the results of investment in associates (2016: 47m US dollar).

Additional information related to the significant associates is presented in Note 36 AB InBev Companies.

17.	INVESTMENT SECURITIES

Million US dollar	2017	2016

Non-current investments
Investments in unquoted companies – available for sale	76	58
Debt securities held to maturity	24	24

	100	82

Current investments
Debt securities held for trading	1 304	5 659

	1 304	5 659

[15]	Brasseries Internationales Holding Ltd, Société des Brasseries et Glacières Internationales SA, Algerienne de Bavaroise Spa, BIH Brasseries Internationales Holding (Angola) Ltd, Marocaine d’Investissements et de Services SA, Skikda Bottling Company SARL, Société de Boissons de I’Ouest Algerien SARL, and Société des Nouvelles Brasseries together make up Castel’s African beverage operations. Details of individual ownership percentages are included in Note 36 AB InBev companies.

As of 31 December 2017, current debt securities of 1 304m US dollar mainly represented investments in US Treasury Bills. The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

The securities available for sale consist of investments in unquoted companies and are measured at cost as their fair value cannot be reliably determined.

18.	DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2017
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	324	(2 586)	(2 262)
Intangible assets	113	(11 387)	(11 274)
Inventories	114	(63)	51
Trade and other receivables	148	(62)	86
Interest-bearing loans and borrowings	431	(646)	(215)
Employee benefits	663	(10)	653
Provisions	562	(17)	545
Derivatives	40	(49)	(9)
Other items	200	(796)	(596)
Loss carry forwards	1 130	—	1 130

Gross deferred tax assets/(liabilities)	3 725	(15 616)	(11 891)

Netting by taxable entity	(2 509)	2 509	—

Net deferred tax assets/(liabilities)	1 216	(13 107)	(11 891)

	2016
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	533	(4 017)	(3 484)
Intangible assets	200	(14 863)	(14 663)
Inventories	145	(95)	50
Trade and other receivables	74	(59)	15
Interest-bearing loans and borrowings	322	(456)	(134)
Employee benefits	704	(22)	682
Provisions	578	(234)	344
Derivatives	42	(30)	12
Other items	147	(1 119)	(972)
Loss carry forwards	1 278	—	1 278
Reclassified as held for sale	(4)	1 459	1 455

Gross deferred tax assets/(liabilities)	4 019	(19 436)	(15 417)

Netting by taxable entity	(2 758)	2 758	—

Net deferred tax assets/(liabilities) as reported	1 261	(16 678)	(15 417)
Adjustments	—	1 975	1 975
Net deferred tax assets/(liabilities) as adjusted	1 261	(14 703)	(13 442)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2017	2016	2015

Balance at 1 January as reported	(15 417)	(10 780)	(11 643)
Adjustments	1 975	—	—

Balance at 1 January as adjusted	(13 442)	(10 780)	(11 643)
Recognized in profit or loss	1 912	(116)	(199)
Recognized in other comprehensive income	(134)	(204)	893
Acquisitions through business combinations	(74)	(5 623)	(7)
Reclassified as held for sale	—	1 455	—
Other movements and effect of changes in foreign exchange rates	(153)	(149)	176

Balance at 31 December as reported	(11 891)	(15 417)	(10 780)
Balance at 31 December as adjusted	—	(13 442)	—

Following the US Tax reform enancted on 22 December 2017 whereby the US Federal tax rate was reduced from 35% to 21%, the company adjusted the deferred tax liabilities set up in 2008 in line with IFRS, as part of the purchase price accounting of the combination with Anheuser Busch and certain deferred tax assets. This adjustment provisionally estimated at 1.8 billion US dollar was recognized as a exceptional tax gain – see also Note 12 – Income Taxes.

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of such temporary differences is unlikely to revert within 12 months.

On 31 December 2017, a deferred tax liability of 111m US dollar (2016: 121m US dollar; 2015: 235m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 4 449m US dollar (2016: 4 499m US dollar; 2015: 2 766m US dollar). 2 077m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 67m US dollar, 88m US dollar and 116m US dollar expire within respectively 1, 2 and 3 years, while 2 101m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19.	INVENTORIES

Million US dollar	2017	2016 Adjusted	2016 Reported

Prepayments	101	90	90
Raw materials and consumables	2 304	2 119	2 143
Work in progress	387	391	391
Finished goods	1 216	1 166	1 166
Goods purchased for resale	111	124	124

	4 119	3 889	3 913
Inventories other than work in progress
Inventories stated at net realizable value	57	42	42
Carrying amount of inventories subject to collateral	—	—	—

The cost of inventories recognized as an expense in 2017 amounts to 21 386m US dollar, included in cost of sales (2016: 17 803m US dollar; 2015: 17 137m US dollar).

Impairment losses on inventories recognized in 2017 amount to 72m US dollar (2016: 70m US dollar; 2015: 21m US dollar).

20.	TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2017	2016

Cash deposits for guarantees	209	200
Loans to customers	13	15
Deferred collection on disposals	11	11
Tax receivable, other than income tax	68	105
Trade and other receivables	533	537

	834	868

For the nature of cash deposits for guarantees see Note 31 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2017	2016 Adjusted	2016 Reported

Trade receivables and accrued income	4 752	4 523	4 562
Interest receivable	6	10	10
Tax receivable, other than income tax	368	572	572
Loans to customers	166	85	85
Prepaid expenses	428	316	316
Other receivables	846	846	846

	6 566	6 352	6 391

The fair value of trade and other receivables equals their carrying amounts as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2017 and 2016 respectively:

	Net carrying amount as of December 31, 2017	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 752	4 369	265	47	40	31
Loans to customers	179	179	—	—	—	—
Interest receivable	6	6	—	—	—	—
Other receivables	846	803	19	6	14	4

	5 783	5 357	284	53	54	35

	Net carrying amount as of December 31, 2016	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 562	4 201	189	64	37	70
Loans to customers	100	96	—	2	2	—
Interest receivable	10	10	—	—	—	—
Other receivables	846	721	42	21	6	56

	5 518	5 028	231	87	45	126

In accordance with IFRS 7 Financial Instruments: Disclosures, the above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2017 amount to 59m US dollar (2016: 40m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 29 Risks arising from financial instruments.

21.	CASH AND CASH EQUIVALENTS

Million US dollar	31 December 2017	31 December 2016

Short-term bank deposits	3 896	3 231
Treasury Bills	—	250
Cash and bank accounts	6 576	5 098

Cash and cash equivalents	10 472	8 579

Bank overdrafts	(117)	(184)

	10 355	8 395

The cash outstanding per 31 December 2017 includes restricted cash for an amount of 2m US dollar (31 December 2016: 2m US dollar). This restricted cash refers to outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 combination.

22.	ASSETS CLASSIFIED AS HELD FOR SALE, LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

ASSETS CLASSIFIED AS HELD FOR SALE

Million US dollar	31 December 2017	31 December 2016

Balance at the end of previous year as reported	16 439	48
Adjustments	19	—
Balance at the end of previous year as adjusted	16 458	48
Combination with SAB	—	24 805
Disposals from SAB transaction-related divestitures	(15 514)	(16 342)
Reclassified to assets held for sale in the period	91	7 959
Disposals	(26)	(28)
Effect of movements in foreign exchange	132	(51)
Other movements	(1 008)	48

Balance at the end of year as reported	133	16 439
Balance at the end of year as adjusted	—	16 458

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE

Million US dollar	31 December 2017	31 December 2016

Balance at the end of previous year	2 174	—
Reclassified to assets held for sale in the period	—	2 174
Disposals from SAB transaction-related divestitures	(1 166)	—
Other movements	(1 008)	—

Balance at the end of year	—	2 174

Completion of CCBA disposal

On 4 October 2017, AB InBev announced the completion of the transition of its 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”) for 3.15 billion US dollar, after customary adjustments. AB InBev stopped consolidating CCBA in its consolidated financial statements as of that date.

CCBA, the largest Coca-Cola bottler in Africa, was formed in 2016 through the combination of the African non-alcohol ready-to-drink bottling interests of SAB, The Coca-Cola Company and Gutsche Family Investments. It includes the countries of South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte, and Comoros.

Following completion, CCBA will remain subject to the agreement reached with the South African Government and the South African Competition Authorities on several conditions, all of which were previously announced.

In addition the companies continue to work towards finalizing the terms and conditions of the agreement for The Coca-Cola Company to acquire AB InBev’s interest in, or the bottling operations of, its businesses in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador, and Honduras. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions. By 31 December 2017, the assets and liabilities of the above operations were not reported as assets classified as held for sale and liabilities associated with assets held for sale.

SAB announced divestitures

Proceeds from assets held for sale in the period also relate to the completion of the divestitures of the businesses formerly owned by SAB in Poland, the Czech Republic, Slovakia, Hungary and Romania, and the completion of the sale of the company’s indirect shareholding in Distell Group Limited in South Africa to the Public Investment Corporation Limited. The results of the Central and Eastern European businesses acquired through the SAB combination exclusively with a view to resale, qualified as discontinued operations and have been presented as such in these consolidated financial statements until the completion of the disposal on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the disposal on 12 April 2017.

On 11 October 2016, the company completed the disposals of SAB’s interests in MillerCoors and the global Miller brand, SAB’s interest in China Resources Snow Breweries and part of SAB’s European business. These businesses had been classified as assets held for sale upon the combination with SAB.

23.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during 2017:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	—	—

	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar
At the end of the previous year	85.5	(8 980)	(1 452)
Changes during the period	—	—	—

	85.5	(8 980)	(1 452)

The 2016 equity was impacted by the Combination with SAB. The Combination was implemented through a series of steps and completed on the 10th of October. During the final step of the proposed structure, the former Anheuser-Busch InBev SA/NV (the “former AB InBev”) has merged into Newbelco SA/NV (“Newbelco”), and Newbelco has become the holding company for the combined former AB InBev and SAB groups. All assets and liabilities of the former AB InBev have been transferred to Newbelco, and Newbelco has automatically been substituted for the former AB InBev in all its rights and obligations by operation of Belgian law. Newbelco has been renamed Anheuser-Busch InBev SA/NV, and the former AB InBev has been dissolved by operation of Belgian law.

The combination resulted in a series of equity reorganizations:

•	On 6 October 2016, Newbelco issued 163 276 737 100 ordinary shares (“Initial Newbelco Shares”) to SAB shareholders through a capital increase of 85 531m euro represented by 8 553m euro capital (9 528 m US dollar) and 76 978m euro share premium (85 754m US dollar), as consideration for 1 632 767 371 ordinary shares of SAB pursuant to a UK law court-sanctioned scheme of arrangement (the “UK Scheme”).

•	Following completion of the tender offer, AB InBev acquired 102 890 758 014 Initial Newbelco Shares tendered into the Belgian offer equivalent to 555 466 167 new ordinary shares considering the consolidation factor of 185.233168056448 defined in the UK Scheme.

•	Based on the terms of the UK Scheme, all Initial Newbelco Shares not tendered to AB InBev in the context of the Belgian offer (i.e. 60 385 979 086 Initial Newbelco Shares) were reclassified into 325 999 817 restricted shares, in accordance with the mechanism by which any Initial Newbelco Shares that were retained after closing of the Belgian offer were automatically reclassified and consolidated.

•	After the Belgian offer and, upon completion of the Belgian merger, all shares acquired by AB InBev in the Belgian offer were cancelled except for the equivalent of 85 000 000 of new ordinary shares, which were retained by Newbelco and held as treasury after completion of the Belgian Merger, as decided by the general meeting of Newbelco in the notarial deed approving the merger of former AB InBev into Newbelco and in accordance with the Belgian Companies Code. As a result of the merger the share premium was reduced by 52 522m euro (58 510m US dollar) against undistributable reserves, 44 485m euro (49 556m US dollar) of such reserves were cancelled upon cancellation of the shares acquired by AB InBev in the Belgian offer, and 8 037m euro (8 953m US dollar) undistributable reserves remained outstanding against the 85 000 000 treasury shares in accordance with Belgian Companies Code.

Upon the merger, the capital and share premium of Newbelco were further reorganized. Newbelco’s share capital was reduced by 8 553m euro (9 528m US dollar) and its issue premium account was reduced by 24 456m euro (27 244m USD) to create distributable reserves of 33 009m euro (36 772m US dollar) as decided by the general meeting of Newbelco in the notarial deed approving the merger of former AB InBev into Newbelco and in accordance with the Belgian Companies Code. Each such step became effective simultaneously with the merger of former AB InBev into Newbelco upon completion of the SAB transaction.

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

The tables below summarize the changes in issued capital and treasury shares during 2016:

Issued capital
FORMER AB INBEV – PRE MERGER	Million shares	Million US dollar

At the end of the previous year and pre-merger	1 608	1 736

	1 608	1 736

Issued capital
ISSUED CAPITAL – IMPACT MERGER	Million shares	Million US dollar

6 October capital increase	881	9 528
Cancellation of acquired shares	(470)	—
Share for share exchange former AB InBev	1 608	1 736
Transfer to reserves	—	(9 528)

	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

TREASURY SHARES	Treasury shares		Result on the use of treasury shares[16]
	Million shares	Million US dollar	Million US dollar

At the end of the previous year	1.9	(202)	(1 424)
Treasury shares as a result of the Belgian Merger	85.0	(8 953)	—
Other changes during the period	(1.4)	175	(28)

	85.5	(8 980)	(1 452)

As at 31 December 2017, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 85 541 785 are held in treasury by AB InBev and its subsidiaries. All shares are new ordinary shares, except for 325 999 817 Restricted Shares. As at 31 December 2017, the total of authorized, un-issued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination. From completion of the SAB combination, such restricted shares will rank equally with the new ordinary shares with respect to dividends and voting rights.

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

During 2017, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 206m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE - PURCHASE OF OWN SHARES

During 2017, the company proceeded with the following sale transactions:

•	778 668 shares were granted to executives of the group according to the company’s executive remuneration policy;

•	3 025 512 shares were sold, as a result of the exercise of options granted to employees of the group.

At the end of the period, the group owned 85 541 785 own shares of which 85 000 000 were held directly by AB InBev. The par value of the shares is 0.61 euro. As a consequence, the shares that were sold during the year 2017 represent 2 783 038 US dollar (2 320 550 euro) of the subscribed capital and the shares that the company still owned at the end of 2017 represent 62 580 115 US dollar ( 52 180 489 euro) of the subscribed capital.

DIVIDENDS

On 25 October 2017, an interim dividend of 1.60 euro per share or 3 089m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2017. On 28 February 2018, in addition to the interim dividend paid on 16 November 2017, a dividend of 2.00 euro per share or 3 867m euro was proposed by the Board of Directors, reflecting a total dividend payment for 2017 fiscal year of 3.60 euro per share or 6 956m euro.

On 27 October 2016, an interim dividend of 1.60 euro per share or 3 091m euro was approved by the Board of Directors. This interim dividend was paid out on 17 November 2016. On 26 April 2017, in addition to the interim dividend paid on 17 November 2016, a dividend of 2.00 euro per share or 3 856m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2016 fiscal year of 3.60 euro per share or 6 947m euro. The dividend was paid out on 4 May 2017.

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

[16]	During 2016, the company reclassified the results of treasury shares to retained earnings

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 31 December 2017, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, selected Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 922 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 4 May 2017, the company paid a coupon of 2.00 euro per share or approximately 51m US dollar. On 16 November 2017, the company paid a coupon of 1.60 euro per share or approximately 42m US dollar.

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 19 million of its own ordinary shares. As of 31 December 2017, the outstanding balance of loaned securities amounted to 19 million, of which 17 million were used to fulfil stock option plan commitments. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI reserves

As per 1 January 2017	(14 758)	744	(1 612)	(15 626)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	1 053	—	—	1 053
Cash flow hedges	—	(158)	—	(158)
Re-measurements of post-employment benefits	—	—	(53)	(53)
Total comprehensive income	1 053	(158)	(53)	842

As per 31 December 2017	(13 705)	586	(1 665)	(14 784)

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI reserves

As per 1 January 2016	(11 493)	(1 217)	(1 400)	(14 110)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(3 265)	—	—	(3 265)
Foreign exchange contracts recognized in equity in relation to the SAB combination	—	(7 099)	—	(7 099)
Foreign exchange contracts reclassified from equity
in relation to the SAB combination		8 837		8 837
Cash flow hedges	—	223	—	223
Re-measurements of post-employment benefits	—	—	(212)	(212)
Total comprehensive income	(3 265)	1 961	(212)	(1 516)

As per 31 December 2016	(14 758)	744	(1 612)	(15 626)

Million US dollar	Translation reserves	Hedging reserves	Post- employment benefits	Total OCI reserves

As per 1 January 2015	(5 336)	557	(1 447)	(6 226)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(6 157)	—	—	(6 157)
Foreign exchange contracts recognized in equity in relation to the SAB combination	—	(1 738)	—	(1 738)
Cash flow hedges	—	(36)	—	(36)
Re-measurements of post-employment benefits	—	—	47	47
Total comprehensive income	(6 157)	(1 774)	47	(7 884)

As per 31 December 2015	(11 493)	(1 217)	(1 400)	(14 110)

EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2017 is based on the profit attributable to equity holders of AB InBev of 7 996m US dollar (31 December 2016: 1 241m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2017	2016	2015

Issued ordinary and restricted shares at 1 January, net of treasury shares	1 934	1 606	1 607
Effect of restricted shares issued upon the SAB combination	—	94	—
Effect of shares issued and share buyback programs	—	(20)	(2)
Effect of stock lending	14	12	10
Effect of undelivered shares under the deferred share instrument	23	23	23

Weighted average number of ordinary and restricted shares at 31 December	1 971	1 717	1 638

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 7 996m US dollar (31 December 2016: 1 241m US dollar; 31 December 2015: 8 273m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2017	2016	2015

Weighted average number of ordinary and restricted shares at 31 December	1 971	1 717	1 638
Effect of share options and restricted stock units	39	38	30

Weighted average number of ordinary and restricted shares (diluted) at 31 December	2 010	1 755	1 668

The calculation of earnings per share before exceptional items and discontinued operations is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2017	2016[17]	2015[1]

Profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev	7 967	4 853	8 513
Exceptional items, before taxes (refer to Note 8)	(662)	(394)	136
Exceptional finance income/(cost), before taxes (refer to Note 8)	(693)	(3 356)	(214)
Exceptional taxes (refer to Note 8)	830	77	(201)
Exceptional non-controlling interest (refer to Note 8)	526	13	39
Profit from discontinued operations	28	48	—

Profit attributable to equity holders of AB InBev	7 996	1 241	8 273

The table below sets out the EPS calculation:

Million US dollar	2017	2016	2015

Profit attributable to equity holders of AB InBev	7 996	1 241	8 273
Weighted average number of ordinary and restricted shares	1 971	1 717	1 638
Basic EPS from continuing and discontinued operations	4.06	0.72	5.05

Profit from continuing operations attributable to equity holders of AB InBev	7 968	1 193	8 273
Weighted average number of ordinary and restricted shares	1 971	1 717	1 638
Basic EPS from continuing operations	4.04	0.69	5.05

Profit from continuing operations before exceptional items, attributable to equity holders of AB InBev	7 967	4 853	8 513
Weighted average number of ordinary and restricted shares	1 971	1 717	1 638
EPS from continuing operations before exceptional items	4.04	2.83	5.20

Profit attributable to equity holders of AB InBev	7 996	1 241	8 273
Weighted average number of ordinary and restricted shares (diluted)	2 010	1 755	1 668
Diluted EPS from continuing and discontinued operations	3.98	0.71	4.96

Profit from continuing operations attributable to equity holders of AB InBev	7 968	1 193	8 273
Weighted average number of ordinary and restricted shares (diluted)	2 010	1 755	1 668
Diluted EPS from continuing operations	3.96	0.68	4.96

Profit from continuing operations before exceptional items, attributable to equity holders of AB InBev	7 967	4 853	8 513
Weighted average number of ordinary and restricted shares (diluted)	2 010	1 755	1 668
Diluted EPS from continuing operations before exceptional items	3.96	2.77	5.10

[17]	Reclassified to conform to 2017 presentation.

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 5m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2017.

24.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 29 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	2017	2016

Secured bank loans	230	210
Unsecured bank loans	153	8 266
Unsecured bond issues	108 327	105 146
Unsecured other loans	53	111
Finance lease liabilities	186	208

	108 949	113 941

CURRENT LIABILITIES Million US dollar	2017	2016

Secured bank loans	272	652
Commercial papers	1 870	2 053
Unsecured bank loans	739	1 396
Unsecured bond issues	4 510	4 481
Unsecured other loans	15	10
Finance lease liabilities	27	26

	7 433	8 618

The current and non-current interest-bearing loans and borrowings amount to 116.4 billion US dollar as of 31 December 2017, compared to 122.6 billion US dollar as of 31 December 2016.

Commercial papers amount to 1.9 billion US dollar as of 31 December 2017 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

During 2017, AB InBev completed the issuance of the following series of bonds:

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
15 May 2017	1 300	Canadian dollar	2.600%	15 May 2024
15 May 2017	700	Canadian dollar	4.320%	15 May 2047
24 May 2017	650	Pound sterling	1.750%	7 March 2025
24 May 2017	700	Pound sterling	2.250%	24 May 2029
24 May 2017	900	Pound sterling	2.850%	25 May 2037
6 September 2017	550	Australian dollar	3.250%	6 September 2022
6 September 2017	650	Australian dollar	3.750%	6 September 2024
6 September 2017	450	Australian dollar	4.100%	6 September 2027
6 September 2017	300	Australian dollar	3M BBSW + 97bps	6 September 2022

In connection with the combination with SAB, AB InBev entered into a 75.0 billion US dollar Committed Senior Acquisition Facilities agreement dated 28 October 2015 to fund the cash consideration of the transaction. The financing consisted of a 10.0 billion US dollar Disposal Bridge Facility, a 15.0 billion US dollar Cash/DCM Bridge Facility A, a 15.0 billion US dollar Cash/DCM Bridge Facility B, a 25.0 billion US dollar Term Facility A, and a 10.0 billion US dollar Term Facility B, (“2015 senior facilities agreement”).

During the first half of 2016, AB InBev cancelled the Bridge to Cash / DCM Facilities A & B and Term Facility A for a total of 55 billion US dollar of the 75.0 billion US dollar Committed Senior Acquisition Facilities following the issuance of bonds to pre-finance the SAB combination.

On 6 October 2016, the company drew down 8.0 billion US dollar under the Term Facility B and 10.0 billion US dollar under the Disposal Bridge Facility to finance the acquisition of SAB and announced that it had chosen to make an additional voluntary cancellation of 2.0 billion US dollar of the Term Facility B. On 20 October 2016, the company fully repaid the Disposal Bridge Facility, following completion of the disposals of SAB’s interests in MillerCoors and the global Miller brand, SAB’s interest in China Resources Snow Breweries and part of SAB’s European business – see also Note 6 – Acquisitions and disposals of subsidiaries of the 31 December 2016 consolidated financial statements.

On 10 April 2017, the company repaid 6 billion US dollar of the 8 billion US dollar Term Facility B and on 12 June 2017, AB InBev fully repaid the remaining 2 billion US dollar outstanding. This Term Loan was the last remaining facility of the 75 billion US dollar credit facilities raised in October 2015 to finance the combination with SAB. A summation of the Facilities, related cancellations and drawdowns as of 31 December 2017 is presented below:

Facility	Term	Applicable Margin (bps)	Original Amount (billion US dollar)	2016 Cancellation (billion US dollar)	October 2016 Drawdown (billion US dollar)	October 2016 Repayment (billion US dollar)	April 2017 Repayment (billion US dollar)	June 2017 Repayment (billion US dollar)
Term Facility A	3 Years	LIBOR + 110	25.0	(25.0)	—	—	—	—
Term Facility B	5 Years	LIBOR + 125	10.0	(2.0)	(8.0)	—	6.0	2.0
Disposal Bridge Facility	1 Year	LIBOR + 100	10.0	—	(10.0)	10.0	—	—
Bridge to Cash / DCM Facility A	1 Year	LIBOR + 100	15.0	(15.0)	—	—	—	—
Bridge to Cash / DCM Facility B	2 Years	LIBOR + 100	15.0	(15.0)	—	—	—	—

			75.0	(57.0)	(18.0)	10.0	6.0	2.0

The facilities bore interest calculated at the LIBOR rate for a period equal to the length of the interest period plus an applicable margin. The margins on each facility were determined based on ratings assigned by rating agencies to AB InBev long-term debt. For Term Facility B, the margin ranged between 1.00% per annum and 1.45% per annum.

Customary commitment fees were payable on any undrawn but available funds under the 2015 senior facilities agreement. These fees were recorded in 2016 as exceptional finance cost.

On 19 April 2017, the company announced the final results of U.S. private exchange offers for any and all of the outstanding notes listed below in exchange for a combination of AB InBev’s notes due 2048 and cash:

Issuer	Title of series of notes issued exchanged	Original principal amount outstanding (thousand US dollar)	Principal amount outstanding exchanged[18] (thousand US dollar)	Principal amount not exchanged (thousand US dollar)
Anheuser-Busch Companies	7.55% Debentures due 2030	200 000	74 046	125 954
Anheuser-Busch Companies	6.80% Debentures due 2031	200 000	19 986	180 014
Anheuser-Busch Companies	6.80% Debentures due 2032	300 000	126 932	173 068
Anheuser-Busch Companies	5.95% Debentures due 2033	300 000	148 183	151 817
Anheuser-Busch Companies	5.75% Debentures due 2036	300 000	192 686	107 314
Anheuser-Busch Companies	6.45% Debentures due 2037	500 000	252 556	247 444
Anheuser Busch InBev Worldwide Inc.	6.375% Notes due 2040	500 000	255 575	244 425
Anheuser-Busch Companies	6.00% Debentures due 2041	250 000	83 583	166 417
Anheuser-Busch Companies	6.50% Debentures due 2042	250 000	74 449	175 551
Anheuser-Busch Companies	6.50% Debentures due 2043	300 000	122 392	177 608

The new notes mature on 6 October 2048 and will bear interest at a rate per annum of 4.439%.

On 11 October 2017, AB InBev announced that the company exercised its option to redeem in full the entire outstanding principal amount of the following series of notes on 10 November 2017:

Issuer	Title of series of notes	Aggregate principal amount (million US dollar)
Anheuser-Busch InBev Finance	1.25% Notes due 2018	1 000
Anheuser-Busch InBev Worldwide	6.50% Notes due 2018	627
Anheuser-Busch Companies	4.50% Notes due 2018	200
Anheuser-Busch Companies	5.50% Notes due 2018	500
ABI SAB Group Holding Limited	6.50% Notes due 2018	73

The total principal amount of the retired notes was 2.4 billion US dollar and the redemption of the notes was financed with cash.

In 2017, the company extended the maturity date of the 9.0 billion US dollar 2010 senior facilities by two years to a new maturity date of August 30, 2022. As at 31 December 2017, there are no amounts drawn down under the 9.0 billion US dollar 2010 senior facilities.

AB InBev is in compliance with all its debt covenants as of 31 December 2017. The 2010 senior facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2017 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	502	272	128	18	33	51
Commercial papers	1 870	1 870	—	—	—	—
Unsecured bank loans	892	739	122	31	—	—
Unsecured bond issues	112 837	4 510	9 956	9 389	18 441	70 541
Unsecured other loans	68	15	18	7	3	25
Finance lease liabilities	213	27	29	20	23	114

	116 382	7 433	10 253	9 465	18 500	70 731

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2016 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	862	652	107	26	21	56
Commercial papers	2 053	2 053	—	—	—	—
Unsecured bank loans	9 662	1 396	195	91	7 980	—
Unsecured bond issues	109 627	4 481	6 234	10 032	18 697	70 183
Unsecured other loans	121	10	20	15	22	54
Finance lease liabilities	234	26	26	31	46	105

	122 559	8 618	6 582	10 195	26 766	70 398

FINANCE LEASE LIABILITIES Million US dollar	2017 Payments	2017 Interests	2017 Principal	2016 Payments	2016 Interests	2016 Principal

Less than one year	42	15	27	45	19	26
Between one and two years	42	13	29	43	16	27
Between two and three years	31	11	20	44	13	31
Between three and five years	40	17	23	70	24	46
More than 5 years	146	32	114	144	40	104

	301	88	213	346	112	234

[18]	In accordance to IAS 39 the exchanged bonds were kept at their previous amortized cost in accordance to IAS 39 rules.

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

AB InBev’s net debt decreased to 104.4 billion US dollar as of 31 December 2017, from 108.0 billion US dollar as of 31 December 2016. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the proceeds from the announced divestitures completed during 2017 (11.7 billion US dollar), the payment of taxes on disposals completed in 2016 (3.4 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (9.3 billion US dollar), the payment of interests and taxes (6.0 billion US dollar) and the impact of changes in foreign exchange rates (4.2 billion US dollar increase of net debt).

The following table provides a reconciliation of AB InBev’s net debt as at 31 December:

Million US dollar	2017	2016

Non-current interest-bearing loans and borrowings	108 949	113 941
Current interest-bearing loans and borrowings	7 433	8 618

	116 382	122 559

Bank overdrafts	117	184
Cash and cash equivalents	(10 472)	(8 579)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(309)	(528)
Debt securities (included within Investment securities)	(1 328)	(5 683)

Net debt	104 390	107 953

25.	EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2017, contributions paid into defined contribution plans for the company amounted to 118m US dollar compared to 77m US dollar for 2016 and to 90m US dollar for 2015. The increase mainly results from the combination with SAB.

DEFINED BENEFIT PLANS

During 2017, the company contributed to 86 defined benefit plans, of which 64 are retirement or leaving service plans, 18 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Barbados, Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 230m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2017, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 2 971m US dollar as of 31 December 2017 compared to 3 004m US dollar as of 31 December 2016. In 2017, the fair value of the plan assets increased by 446m US dollar and the defined benefit obligations increased by 458m US dollar. The decrease in the employee benefit net liability is mainly driven by positive asset returns and decreases in the irrecoverable surplus.

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2017	2016

Present value of funded obligations	(7 506)	(7 044)
Fair value of plan assets	5 623	5 177

Present value of net obligations for funded plans	(1 883)	(1 867)
Present value of unfunded obligations	(904)	(908)

Present value of net obligations	(2 787)	(2 775)
Unrecognized asset	(111)	(168)

Net liability	(2 898)	(2 943)
Other long term employee benefits	(73)	(73)
Reclassified as held for sale	—	12

Total employee benefits	(2 971)	(3 004)
Employee benefits amounts in the balance sheet:
Liabilities	(2 993)	(3 014)
Assets	22	10

Net liability	(2 971)	(3 004)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2017	2016	2015

Defined benefit obligation at 1 January	(7 952)	(7 594)	(8 585)
Current service costs	(74)	(73)	(81)
Interest cost	(340)	(347)	(354)
Past service gain/(cost)	17	8	8
Settlements	6	174	3
Benefits paid	502	482	517
Contribution by plan participants	(4)	(4)	(4)
Acquisition and disposal through business combination	—	(260)	—
Actuarial gains/(losses) – demographic assumptions	24	(1)	4
Actuarial gains/(losses) – financial assumptions	(264)	(607)	283
Experience adjustments	(21)	37	14
Exchange differences	(343)	256	606
Transfers and other movements	39	(23)	(5)

Defined benefit obligation at 31 December	(8 410)	(7 952)	(7 594)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.9 billion US dollar relating to active employees, 1.6 billion US dollar relating to deferred members and 4.9 billion US dollar relating to members in retirement.

The changes in the fair value of plan assets are as follows:

Million US dollar	2017	2016	2015

Fair value of plan assets at 1 January	5 177	5 075	5 773
Interest income	239	249	253
Administration costs	(22)	(24)	(20)
Return on plan assets exceeding interest income	233	297	(211)
Contributions by AB InBev	315	302	275
Contributions by plan participants	4	4	4
Benefits paid net of administration costs	(502)	(478)	(517)
Acquisition through business combination	—	68	—
Assets distributed on settlements	(7)	(164)	—
Exchange differences	214	(155)	(482)
Transfers and other movements	(28)	3	—

Fair value of plan assets at 31 December	5 623	5 177	5 075

Actual return on plans assets amounted to a gain of 472m US dollar in 2017 compared to a gain of 546m US dollar in 2016 and to a gain of 42m US dollar in 2015.

The changes in the unrecognized asset are as follows:

Million US dollar	2017	2016	2015

Irrecoverable surplus impact at 1 January	(168)	(137)	(171)
Interest expense	(17)	(17)	(15)
Changes excluding amounts included in interest expense	74	(14)	49

Irrecoverable surplus impact at 31 December	(111)	(168)	(137)

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2017	2016	2015

Current service costs	(74)	(73)	(81)
Administration costs	(22)	(24)	(20)
Past service cost due to plan amendments and curtailments	17	8	8
(Losses)/gains on settlements	—	10	(2)
(Losses)/gains on due to experience and demographic assumption changes	3	—	—

Profit from operations	(76)	(79)	(95)
Net finance cost	(120)	(115)	(116)

Total employee benefit expense	(196)	(194)	(211)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2017	2016	2015

Cost of sales	(24)	(59)	(64)
Distribution expenses	(10)	(9)	(8)
Sales and marketing expenses	(15)	(13)	(14)
Administrative expenses	(29)	(15)	(17)
Other operating (expense)/income	(4)	10	6
Exceptional items	6	7	2
Net finance cost	(120)	(115)	(116)

	(196)	(194)	(211)

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the balance sheet date are as follows:

	2017
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	3.7%	3.6%	8.0%	10.0%	2.6%	4.0%
Price inflation	2.5%	2.0%	3.5%	4.3%	3.3%	2.7%
Future salary increases	—	1.0%	4.3%	5.6%	—	3.5%
Future pension increases	—	2.0%	3.5%	4.3%	3.0%	2.8%
Medical cost trend rate	6.2%-5.0%	4.5%	—	7.9%	—	6.8%-6.4%
Life expectation for a 65 year old male	85	87	82	85	87	85
Life expectation for a 65 year old female	88	89	85	88	89	88

	2016
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	4.2%	3.9%	7.8%	10.5%	2.7%	4.4%
Price inflation	2.5%	2.0%	3.5%	4.5%	3.4%	2.8%
Future salary increases	—	1.0%	4.8%	5.8%	—	3.5%
Future pension increases	—	2.0%	3.5%	4.5%	3.1%	2.8%
Medical cost trend rate	7.0%-5.0%	4.5%	—	8.2%	—	7.2%-6.5%
Life expectation for a 65 year old male	85	86	82	85	87	86
Life expectation for a 65 year old female	88	89	85	88	89	88

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

ASSET VOLATILITY

In general, the company’s funded plans are invested in a combination of equities and bonds, generating high but volatile returns from equities and at the same time stable and liability-matching returns from bonds. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities. Since 2015, the company started the implementation of a new pension de-risking strategy to reduce the risk profile of certain plans by reducing gradually the current exposure to equities and shifting those assets to fixed income securities.

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

The weighted average duration of the defined benefit obligation is 13.8 years (2016: 14.0 years; 2015: 14.4 years).

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Million US dollar	2017
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	0.5%	(530)	581
Price inflation	0.5%	172	(130)
Future salary increase	0.5%	28	(23)
Medical cost trend rate	1%	55	(47)
Longevity	One year	248	(246)

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

The fair value of plan assets at 31 December consists of the following:

	2017			2016
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	27%	—	27%	30%	—	30%
Corporate bonds	37%	—	37%	38%	—	38%
Equity instruments	26%	—	26%	22%	—	22%
Property	—	4%	4%	—	3%	3%
Insurance contracts and others	5%	1%	6%	6%	1%	7%

	95%	5%	100%	96%	4%	100%

AB InBev expects to contribute approximately 311m US dollar for its funded defined benefit plans and 79m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2018.

26.	SHARE-BASED PAYMENTS[19]

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

Share-based payment transactions resulted in a total expense of 359m US dollar for the year 2017, as compared to 228m US dollar for the year 2016 and 225m US dollar for the year 2015.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

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

[19]	Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

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

During 2017, AB InBev issued 0.3m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 31m US dollar and cliff vest after five years. During 2016, AB InBev issued 0.7m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 85m US dollar and cliff vest after five years.

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

AB InBev granted 0.2m stock options to members of the board of directors during 2017 representing a fair value of approximately 4m US dollar (2016: 0.2m stock options with a fair value of approximately 5m US dollar).

LTI Stock Option Plan for Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

During 2017 AB InBev issued 7.8m LTI stock options with an estimated fair value of 149m US dollar, whereby 1.4m options relate to American Depositary Shares (ADSs) and 6.4m options to AB InBev shares. In December 2016 AB InBev issued 4.6m LTI stock options with an estimated fair value of 83m US dollar, whereby 1.3m options relate to American Depositary Shares (ADSs) and 3.3m options to AB InBev shares.

Exceptional incentive stock options

During 2017, approximately 6.5m options were granted to a selected group of members of the senior management of the company considering the significant contribution that these employees can make to the success of the company and the achievement of integration benefits. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 118m US dollar (2016: 13.2m options with an estimated fair value of 228m US dollar).

The options have a duration of 10 years from grant and vest on 1 January 2022. The options only become exercisable provided a performance test is met. Members of the Executive Board of Management were granted an aggregate amount of 1.8m options under this program.

During 2017, approximately 0.8m options were granted to employees of SAB. The grant results from the commitment that AB InBev has made under the terms of the combination with SAB, that it would, for at least one year, preserve the terms and conditions for employment of all employees that remain with SAB. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 14m US dollar (2016: 1.3m options with an estimated fair value of 29m US dollar).

The options have a duration of 10 years as from granting and vest after 3 years. Specific forfeiture rules apply if the employee leaves the company before the vesting date.

During 2017, approximately 18m options were granted to a selected group of members of the senior management of the company, including a number of members of our Executive Board of Management, under a new long term special incentive Plan which is designed to incentivize and retain senior leaders who are considered to be instrumental in achieving our long-term growth agenda over the next 10 years. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 360m US dollar.

The options have a duration of 15 years from grant and vest on 1 January 2028. The options only become exercisable provided a performance test is met. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date.

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

During 2017, approximately 2.0m performance units were granted to senior management of the Disruptive Growth Function (2016: approximately 2.4m performance units). The value of the performance units will depend on the return of the Disruptive Growth business area. Out of these, 0.2m performance units were granted to a member of the Executive Board of Management.

The units vest after 5 years provided a performance test is met. Specific forfeiture rules apply in case the executive leaves the company.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2017, 0.1m restricted stock units with an estimated fair value of 9m US dollar were granted under this program to a selected number of employees (2016: 0.4m restricted stock units with an estimated fair value of 40m US dollar).

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. As of 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. During 2017, 0.8m options were granted under the program to a member of the Executive Board of Management. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 15m US dollar. In 2016, 0.2m restricted stock units with an estimated fair value of 18m US dollar were granted under this program to a selected number of employees.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2017, employees purchased 0.1m shares under this program for the equivalent of 5 m US dollar (2016: equivalent of 0.5m US dollar). Out of these, 0.1m shares were purchased by a member of the Executive Board of Management.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program can be executed whereby unvested options are exchanged against restricted shares that remain locked-up until 5 years after the end of the initial vesting period. In 2017, 0.3m options were exchanged against ordinary blocked shares. In 2016, no unvested options were exchanged against ordinary blocked shares. The shares that result from the exercise of the options must in principle remain locked-up until 31 December 2023. Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and compensated by the issuance of new additional options. In 2017, no new options were issued. In 2016, 0.2m new options were issued, representing the economic value of the dividend protection feature.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2017 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[20]	2017	2016	2015

Fair value of options granted	19.94	17.40	21.78
Share price	117.77	103.77	125.29
Exercise price	117.77	103.77	125.29
Expected volatility	23%	24%	24%
Expected dividends	3.00%	3.00%	3.00%
Risk-free interest rate	0.72%	0.54%	0.82%

Expected volatility is based on historical volatility calculated using 3 295 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

[20]	Amounts have been converted to US dollar at the closing rate of the respective period.

The total number of outstanding AB InBev options developed as follows:

Million options	2017	2016	2015

Options outstanding at 1 January	64.9	47.6	45.6
Options issued during the year	35.0	20.4	9.7
Options exercised during the year	(3.0)	(2.2)	(6.6)
Options forfeited during the year	(3.9)	(0.9)	(1.1)

Options outstanding at the end of December	93.0	64.9	47.6

The range of exercise prices of the outstanding options is between 10.32 euro (12.38 US dollar)1 and 121.95 euro (146.25 US dollar) while the weighted average remaining contractual life is 7.32 years.

Of the 93.0m outstanding options 9.8m are vested at 31 December 2017.

The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar[1]	2017	2016	2015

Options outstanding at 1 January	76.25	64.50	51.35
Granted during the year	117.24	104.71	126.67
Exercised during the year	38.94	32.45	32.47
Forfeited during the year	108.26	88.68	54.88
Outstanding at the end of December	98.32	76.25	64.50
Exercisable at the end of December	59.66	40.62	37.15

For share options exercised during 2017, the weighted average share price at the date of exercise was 102.60 euro (123.04 US dollar).

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2017	2016	2015

Restricted stock units outstanding at 1 January	5.8	5.6	5.8
Restricted stock units issued during the year	0.7	1.4	1.0
Restricted stock units exercised during the year	(0.7)	(1.1)	(1.0)
Restricted stock units forfeited during the year	(0.4)	(0.1)	(0.2)

Restricted stock units outstanding at the end of December	5.4	5.8	5.6

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 0.8 m restricted stock units in 2017 with an estimated fair value of 5m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2017, Ambev granted 20.4m LTI stock options with an estimated fair value of 42m US dollar (2016: 24.8m LTI stock options with an estimated fair value of 44m US dollar).

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2017 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[21]	2017	2016	2015

Fair value of options granted	1.97	1.90	2.01
Share price	5.99	5.27	4.72
Exercise price	5.99	5.27	4.72
Expected volatility	27%	27%	27%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%	0.00% - 5.00%
Risk-free interest rate	10.10%	12.40%	15.90%

The total number of outstanding Ambev options developed as follows:

Million options	2017	2016	2015

Options outstanding at 1 January	131.3	121.7	126.1
Options issued during the year	20.4	24.8	16.6
Options exercised during the year	(13.5)	(11.6)	(20.0)
Options forfeited during the year	(2.9)	(3.7)	(1.0)

Options outstanding at the end of December	135.2	131.3	121.7

[21]	Amounts have been converted to US dollar at the closing rate of the respective period.

The range of exercise prices of the outstanding options is between 0.01 Brazilian real (0.00 US dollar) and 26.09 Brazilian real (7.89 US dollar) while the weighted average remaining contractual life is 6.40 years.

Of the 135.2m outstanding options 40.2m options are vested at 31 December 2017.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2017	2016	2015

Options outstanding at 1 January	4.19	3.17	3.79
Granted during the year	5.99	5.27	4.72
Exercised during the year	1.76	0.77	1.29
Forfeited during the year	5.41	3.94	5.21
Outstanding at the end of December	4.92	4.26	3.17
Exercisable at the end of December	1.14	1.12	0.84

For share options exercised during 2017, the weighted average share price at the date of exercise was 18.87 Brazilian real (5.71 US dollar).

The total number of outstanding Ambev restricted stock units developed as follows:

Million restricted stock units	2017	2016	2015

Restricted stock units outstanding at 1 January	19.3	19.1	17.5
Restricted stock units issued during the year	0.8	7.3	2.7
Restricted stock units exercised during the year	(2.9)	(6.1)	(0.8)
Restricted stock units forfeited during the year	(0.9)	(1.0)	(0.3)

Restricted stock units outstanding at the end of December	16.3	19.3	19.1

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

During 2017, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.1m AB InBev shares (0.3m AB InBev shares in 2016) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 2m US dollar (5m US dollar in 2016) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

27.	PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2017 as reported	232	1 592	454	2 278
Adjustments	—	(126)	394	268
Balance at 1 January 2017 as adjusted	232	1 466	848	2 546
Effect of changes in foreign exchange rates	15	20	38	73
Acquisitions through business combinations	—	—	—	—
Provisions made	88	185	35	308
Provisions used	(186)	(135)	(99)	(419)
Provisions reversed	(2)	(160)	2	(160)
Other movements	6	7	39	52

Balance at 31 December 2017	153	1 383	864	2 400

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2016	157	733	7	897
Effect of changes in foreign exchange rates	(9)	9	(3)	(3)
Acquisitions through business combinations	216	703	616	1 535
Provisions made	100	483	17	600
Provisions used	(228)	(274)	(6)	(508)
Provisions reversed	(3)	(63)	(27)	(93)
Other movements	(1)	1	(150)	(150)

Balance at 31 December 2016 as reported	232	1 592	454	2 278

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 Exceptional items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years

Restructuring	153	69	22	60	2

Disputes
Income and indirect taxes	701	138	464	57	42
Labor	135	37	7	85	6
Commercial	44	16	19	6	3
Excise duties	59	—	6	53	—
Other disputes	444	30	296	117	1

	1 383	221	792	318	52

Other provisions	864	595	6	263	—

Total provisions	2 400	885	820	641	54

AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union and a similar scheme in Korea. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2017, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

28.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2017	2016 Adjusted	2016 Reported

Indirect taxes payable	157	159	159
Trade payables	380	465	465
Deferred consideration on acquisitions	699	379	379
Other payables	226	313	325

	1 462	1 316	1 328

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2017	2016

Trade payables and accrued expenses	15 240	14 071
Payroll and social security payables	1 284	1 027
Indirect taxes payable	2 862	2 750
Interest payable	1 790	1 797
Consigned packaging	1 111	974
Dividends payable	479	447
Deferred income	30	52
Deferred consideration on acquisitions	1 723	1 640
Other payables	243	327

	24 762	23 086

Deferred consideration on acquisitions is mainly comprised of 1.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”) as amended in 2017 to allow for a partial exercise of the option, which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable since 2013. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic. On 1 December 2017, Ambev announced that ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar. The transaction closed in January 2018 resulting in Ambev’s participation in CND increasing from 55% to 85%.

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

	2017					2016
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts	11 637	233	—	—	—	22 396	96	—	—	—
Foreign currency futures	655	—	—	—	—	610	—	—	—	—

Interest rate
Interest rate swaps	1 075	2 250	750	1 883	88	1 292	1 075	2 250	784	3 630
Cross currency interest rate swaps	711	1 797	—	5 900	1 176	1 553	785	1 796	460	1 134
Interest rate futures	—	—	5	—	—	—	—	46	77	—
Other interest rate derivatives	—	—	—	—	565	—	—	—	—	565

Commodities
Aluminum swaps	1 412	21	—	—	—	1 211	31	—	—	—
Other commodity derivatives	1 214	144	—	—	—	1 124	189	—	—	—

Equity
Equity derivatives	11 799	—	—	—	—	10 087	235	—	—	—

A.	FOREIGN CURRENCY RISK

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

FOREIGN EXCHANGE RISK ON THE COMBINATION WITH SAB

During 2015 and 2016, AB InBev entered into derivative foreign exchange forward contracts, as well as other non-derivative items also documented in a hedge accounting relationship, in order to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the SAB purchase consideration in pound sterling and South African rand. Although these derivatives and non-derivative items were considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules. Since inception of the derivative contracts in 2015 and upon the completion of the combination with SAB, 12.3 billion US dollar negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which 7.4 billion US dollar qualified for hedge accounting and was, accordingly, allocated as part of the consideration paid.

The portion that did not qualify for hedge accounting was reported as an exceptional finance cost in the profit and loss account in 2016 - see Note 11 Finance cost and income. Furthermore, the settlement of the derivatives that did not qualify for hedge accounting was classified as cash flow from financing activities in the consolidated cash flow statement.

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

	31 December 2017			31 December 2016
Million US dollar	Total exposure	Total hedges	Open position	Total exposure	Total hedges	Open position

Euro/Canadian dollar	(32)	32	—	(52)	52	—
Euro/Mexican peso	(275)	246	(29)	(159)	197	38
Euro/Pound sterling	(82)	110	28	(33)	146	113
Euro/Russian ruble	(58)	68	10	(64)	93	29
Euro/South African rand	(84)	84	—	(64)	64	—
Euro/South Korean won	(53)	44	(9)	(63)	55	(8)
Euro/Ukrainian hryvnia	(58)	—	(58)	(60)	—	(60)
Euro/US dollar	(271)	425	154	(924)	483	(441)
Pound sterling/Euro	(87)	128	41	(69)	71	2
Pound sterling/US dollar	(40)	40	—	(492)	162	(330)
US dollar/Argentinean peso	(678)	678	—	(219)	219	—
US dollar/Australian dollar	(469)	192	(277)	(171)	73	(98)
US dollar/Bolivian boliviano	(20)	20	—	(59)	59	—
US dollar/Brazilian real	(1 184)	1 184	—	(1 102)	1 102	—
US dollar/Canadian dollar	(306)	306	—	(347)	347	—
US dollar/Chilean peso	(324)	324	—	(255)	255	—
US dollar/Chinese yuan	(303)	134	(169)	(248)	228	(20)
US dollar/Colombian peso	(319)	195	(124)	(202)	187	(15)
US dollar/Euro	(157)	145	(12)	(115)	68	(47)
US dollar/Honduran lempira	—	—	—	(172)	—	(172)
US dollar/Mexican peso	(1 143)	873	(270)	(952)	1 065	113
US dollar/Nigerian naira	(172)	—	(172)	(87)	—	(87)
US dollar/Paraguayan guarani	(108)	108	—	(136)	136	—
US dollar/Peruvian nuevo sol	(255)	154	(101)	(196)	123	(73)
US dollar/Russian ruble	(45)	30	(15)	(71)	91	20
US dollar/South African rand	(72)	66	(6)	(95)	95	—
US dollar/South Korean won	(20)	60	40	(48)	112	64
US dollar/Tanzanian shilling	(2)	—	(2)	(85)	14	(71)
US dollar/Ukrainian hryvnia	(18)	—	(18)	(22)	—	(22)
US dollar/Uruguayan peso	(57)	57	—	(44)	44	—
US dollar/Zambian kwacha	(4)	—	(4)	(89)	—	(89)
Others	(118)	104	(14)	(390)	71	(319)
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

As of 31 December 2017, designated derivative and non-derivative financial instruments in a net investment hedge relationship amount to 7 424m US dollar equivalent (15 583m US dollar in 2016) in Holding companies and approximately 1 669m US dollar equivalent (1 497m US dollar in 2016) at Ambev level. Those derivatives and non-derivatives are used to hedge foreign operations with functional currencies mainly denominated in Brazilian real, Canadian dollar, Dominican peso, euro, Mexican peso, pound sterling, South Korean won and US dollar.

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

CURRENCY SENSITIVITY ANALYSIS

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company can have open positions in certain countries for which hedging can be limited as the illiquidity of the local foreign exchange market prevents the company from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Australian dollar, Chinese yuan, Colombian peso, Mexican peso, Nigerian naira, Peruvian nuevo sol, pound sterling, Russian ruble, South African rand, South Korean won, Tanzanian shilling, Ukrainian hryvnia and Zambian kwacha against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2017
	Closing rate 31 December 2017	Possible closing rate[22]	Volatility of rates in %

Euro/Mexican peso	23.67	20.81 - 26.53	12.07%
Euro/Pound sterling	0.89	0.82 - 0.96	7.94%
Euro/Russian ruble	69.12	60.86 - 77.38	11.95%
Euro/South Korean won	1 280.41	1 181.37 - 1 379.44	7.73%
Euro/Ukrainian hryvnia	33.66	30.39 - 36.93	9.72%
Euro/US dollar	1.20	1.11 - 1.28	7.12%
Pound sterling/US dollar	1.35	1.16 - 1.54	13.99%
US dollar/Australian dollar	1.28	1.18 - 1.38	7.50%
US dollar/Chinese yuan	6.51	6.15 - 6.86	5.45%
US dollar/Colombian peso	2 988.60	2 732.94 - 3 244.26	8.55%
US dollar/Euro	0.83	0.77 - 0.89	7.12%
US dollar/Mexican peso	19.74	17.45 - 22.02	11.59%
US dollar/Nigerian naira	360.03	284.18 - 435.87	21.07%
US dollar/Peruvian nuevo sol	3.24	3.11 - 3.38	4.19%
US dollar/Russian ruble	57.63	51.43 - 63.83	10.76%
US dollar/South African rand	12.35	10.44 - 14.25	15.39%
US dollar/South Korean won	1 067.63	921.4 - 1 213.86	13.70%
US dollar/Tanzanian shilling	2 235.44	2 176.76 - 2 294.12	2.63%
US dollar/Ukrainian hryvnia	28.07	26.86 - 29.27	4.30%
US dollar/Zambian kwacha	9.98	8.91 - 11.05	10.72%

	2016
	Closing rate 31 December 2016	Possible closing rate[23]	Volatility of rates in %

Euro/Mexican peso	21.78	18.12 - 25.45	16.83%
Euro/Pound sterling	0.86	0.76 - 0.96	11.63%
Euro/Russian ruble	63.94	51.45 - 76.43	19.53%
Euro/Ukrainian hryvnia	28.66	24.85 - 32.47	13.30%
Euro/US dollar	1.05	0.97 - 1.14	8.09%
Pound sterling/US dollar	1.23	1.06 - 1.40	13.99%
US dollar/Australian dollar	1.38	1.23 - 1.54	11.22%
US dollar/Chinese yuan	6.94	6.57 - 7.32	5.45%
US dollar/Colombian peso	3 002.14	2 449.43 - 3 554.86	18.41%

[22]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017.
[23]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2016.

US dollar/Euro	0.95	0.87 - 1.03	8.09%
US dollar/Honduran lempira	23.49	23.36 - 23.63	0.57%
US dollar/Mexican peso	20.66	17.20 - 24.13	16.76%
US dollar/Nigerian naira	315.28	192.49 - 438.07	38.95%
US dollar/Peruvian nuevo sol	3.35	3.11 - 3.60	7.29%
US dollar/Russian ruble	60.66	48.77 - 72.55	19.60%
US dollar/South Korean won	1 203.90	1 039.01 - 1 368.80	13.70%
US dollar/Tanzanian shilling	2 180.87	2 151.10 - 2 210.64	1.37%
US dollar/Ukrainian hryvnia	27.19	24.27 - 30.11	10.74%
US dollar/Zambian kwacha	9.94	8.06 - 11.82	18.91%

Had the Australian dollar, Chinese yuan, Colombian peso, Mexican peso, Nigerian naira, Peruvian nuevo sol, pound sterling, Russian ruble, South African rand, South Korean won, Tanzanian shilling, Ukrainian hryvnia and Zambian kwacha weakened/strengthened during 2017 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2017 impact on consolidated profit before taxes would have been approximately 142m US dollar (112m US dollar in 2016) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2017, shows a positive/negative pre-tax impact on equity reserves of 639m US dollar (774m US dollar in 2016).

NET FOREIGN EXCHANGE RESULTS

Foreign exchange results recognized on unhedged and hedged exposures and from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2017	2016	2015

Cash flow hedges - hedged items	(2)	98	61
Cash flow hedges - hedging instruments (reclassified from equity)	(11)	(151)	(11)
Economic hedges - hedged items not part of a hedge accounting relationship	406	9	(347)
Economic hedges - hedging instruments not part of a hedge accounting relationship	(455)	(45)	352
Other results - not hedged	(242)	68	323

	(304)	(21)	378

B.	INTEREST RATE RISK

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

FAIR VALUE HEDGE

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company entered into several US dollar fixed/floating interest rate swaps to manage and reduce the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 3.0 billion US dollar.

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

ECONOMIC HEDGE

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2017 and 2016, Ambev invested in highly liquid Brazilian real denominated government debt securities.

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

31 December 2017	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Australian dollar	2.68%	234	2.68%	234
Brazilian real	9.22%	122	7.61%	199
Canadian dollar	2.09%	207	2.45%	224
Euro	0.35%	3 398	0.35%	3 415
South Africa rand	8.00%	666	8.00%	666
US dollar	1.48%	1 285	1.43%	2 521
Other	16.68%	450	16.68%	450

		6 362		7 709

Fixed rate
Australian dollar	3.70%	1 838	3.70%	1 838
Brazilian real	6.43%	206	5.86%	112
Canadian dollar	3.08%	2 543	3.19%	2 176
Euro	1.88%	26 386	1.70%	34 251
Peruvian nuevo sol	6.87%	33	6.87%	33
Pound sterling	3.83%	4 403	3.80%	3 734
South Korean won	—	—	2.50%	1 000
US dollar	4.18%	74 476	4.51%	65 394
Other	3.36%	252	2.36%	252

		110 137		108 790

31 December 2016	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	9.76%	205	12.62%	729
Canadian dollar	1.55%	386	1.55%	386
Euro	0.20%	3 037	0.12%	4 046
South African rand	8.30%	446	8.30%	446
US dollar	1.82%	10 187	2.33%	18 002
Other	18.75%	352	18.75%	352

		14 613		23 961

Fixed rate
Australian dollar	3.85%	520	3.85%	520
Brazilian real	6.67%	375	6.20%	258
Canadian dollar	2.93%	886	2.89%	554
Euro	0.26%	23 991	1.86%	26 396
Peruvian nuevo sol	5.88%	119	5.88%	119
Pound sterling	6.80%	2 212	9.75%	594
South Korean won	—	—	2.50%	1 000
US dollar	4.06%	79 615	4.15%	68 928
Other	11.41%	412	11.41%	412

		108 130		98 782

At 31 December 2017, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 117m US dollar.

As disclosed in the above table, 7 709m US dollar or 6.62% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2017
	Interest rate 31 December 2017[24]	Possible interest rate[25]	Volatility of rates in %

Brazilian real	6.90%	5.29% - 8.50%	23.27%
Canadian dollar	1.54%	1.38% - 1.71%	10.72%
Euro	—	—	3.50%
South African rand	7.16%	6.88% - 7.43%	3.84%
US dollar	1.69%	1.59% - 1.80%	6.00%

	2016
	Interest rate 31 December 2016[26]	Possible interest rate[27]	Volatility of rates in %

Brazilian real	13.20%	12.88% - 13.53%	2.46%
Canadian dollar	0.95%	0.87% - 1.02%	7.83%
Euro	—	—	11.84%
South African rand	7.36%	6.95% - 7.77%	5.55%
US dollar	1.00%	0.89% - 1.11%	11.08%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2017, with all other variables held constant, 2017 interest expense would have been 12m US dollar higher/lower (2016: 23m US dollar). This effect would be more than offset by -81m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2016: 53m US dollar).

INTEREST EXPENSE

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2017	2016	2015

Financial liabilities measured at amortized cost – not hedged	(4 375)	(4 119)	(2 005)
Fair value hedges—hedged items	(34)	(73)	(87)
Fair value hedges—hedging instruments	23	42	50
Cash flow hedges—hedged items	(25)	(24)	(31)
Cash flow hedges—hedging instruments (reclassified from equity)	26	16	24
Net investment hedges—hedging instruments (interest component)	77	34	152
Economic hedges—hedged items not part of a hedge accounting relationship	—	8	8
Economic hedges—hedging instruments not part of a hedge accounting relationship	(6)	24	56

	(4 314)	(4 092)	(1 833)

C.	COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, barley, coal, corn grits, corn syrup, corrugated board, diesel, fuel oil, glass, hops, labels, malt, natural gas, orange juice, plastics, rice, steel and wheat. As of 31 December 2017, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 412m US dollar (2016: 1 242m US dollar), natural gas and energy derivatives for 211m US dollar (2016: 189m US dollar), exchange traded sugar futures for 87m US dollar (2016: 93m US dollar), corn swaps for 223m US dollar (2016: 179m US dollar), exchange traded wheat futures for 509m US dollar (2016: 557m US dollar), rice swaps for 221m US dollar (2016: 190m US dollar) and plastic derivatives for 91m US dollar (2016: 105m US dollar). These hedges are designated in a cash flow hedge accounting relationship.

COMMODITY PRICE SENSITIVITY ANALYSIS

The impact of changes in the commodity prices for AB InBev’s derivative exposures would have caused an immaterial impact on 2017 profits as most of the company’s commodity derivatives are designated in a hedge accounting relationship.

The table below shows the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2017, would have on the equity reserves.

	2017
	Volatility of prices in %[28]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	14.83%	212	(212)
Sugar	29.38%	26	(26)
Wheat	30.99%	158	(158)
Energy	20.37%	43	(43)
Rice	20.20%	45	(45)
Corn	24.81%	45	(45)
Plastic	17.50%	15	(15)

[24]	Applicable 3-month InterBank Offered Rates as of 31 December 2017 and as of 31 December 2016.
[25]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017 and at December 2016. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).
[26]	Applicable 3-month InterBank Offered Rates as of 31 December 2017 and as of 31 December 2016.
[27]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017 and at December 2016. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).
[28]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017.

	2016
	Volatility of prices in %[29]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	15.80%	196	(196)
Sugar	32.63%	30	(30)
Wheat	26.43%	147	(147)
Energy	28.60%	54	(54)
Rice	26.38%	50	(50)
Corn	24.30%	44	(44)
Plastic	18.62%	20	(20)

D.	EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 11 Finance cost and income and Note 23 Changes in equity and earnings per share) and some share-based payments in connection with the combination with SAB. Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 31 December 2017, an exposure for an equivalent of 92.4m of AB InBev shares was hedged, resulting in a total loss of 579m US dollar recognized in the profit or loss account for the period, of which 291m US dollar related to the company’s share-based payment programs, 146m US dollar and 142m US dollar related to the Modelo and SAB transactions, respectively.

Between 2012 and 2016, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a cash inflow of 3.2 billion US dollar between 2012 and 2016 and a cash outflow of 0.3 billion US dollar in 2017 and, accordingly, a decrease of counterparty risk.

EQUITY PRICE SENSITIVITY ANALYSIS

The sensitivity analysis on the share-based payments hedging program, calculated based on a 15.68% (2016: 22.84%) reasonable possible volatility30 of the AB InBev share price and with all the other variables held constant, would show 1 422m US dollar positive/negative impact on the 2017 profit before tax (2016: 2 236m US dollar).

E.	CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with all of the financial institutions that are counterparties to the over the counter (OTC) derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2017 to be limited.

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

[29]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2016.
[30]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017.

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2017			2016
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Debt securities held for trading	1 304	—	1 304	5 659	—	5 659
Available for sale	83	(7)	76	65	(7)	58
Held to maturity	24	—	24	24	—	24
Trade receivables	4 917	(194)	4 723	4 399	(202)	4 197
Cash deposits for guarantees	209	—	209	200	—	200
Loans to customers	179	—	179	100	—	100
Other receivables	2 326	(117)	2 209	2 818	(109)	2 709
Derivatives	483	—	483	1 117	—	1 117
Cash and cash equivalents	10 472	—	10 472	8 579	—	8 579

	19 997	(318)	19 679	22 961	(318)	22 643

There was no significant concentration of credit risks with any single counterparty per 31 December 2017 and no single customer represented more than 10% of the total revenue of the group in 2017.

IMPAIRMENT LOSSES

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2017
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Total

Balance at 1 January	(7)	(202)	—	(109)	(318)
Impairment losses	—	(55)	—	(4)	(59)
Derecognition	—	53	—	1	54
Currency translation and other	—	10	—	(5)	5

Balance at 31 December	(7)	(194)	—	(117)	(318)

	2016
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Total

Balance at 1 January	(9)	(230)	—	(99)	(338)
Impairment losses	—	(43)	—	—	(43)
Derecognition	—	69	—	2	71
Currency translation and other	2	2	—	(12)	(8)

Balance at 31 December	(7)	(202)	—	(109)	(318)

	2015
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Total

Balance at 1 January	(11)	(260)	(30)	(128)	(429)
Impairment losses	—	(41)	—	(16)	(57)
Derecognition	—	20	30	22	72
Currency translation and other	2	51	—	23	76

Balance at 31 December	(9)	(230)	—	(99)	(338)

F.	LIQUIDITY RISK

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

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2017
Million US dollar	Carrying amount[31]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(502)	(590)	(318)	(137)	(23)	(42)	(70)
Commercial papers	(1 870)	(1 871)	(1 871)	—	—	—	—
Unsecured bank loans	(892)	(927)	(761)	(129)	(37)	—	—
Unsecured bond issues	(112 837)	(167 056)	(8 951)	(13 951)	(12 908)	(24 655)	(106 591)
Unsecured other loans	(68)	(114)	(17)	(23)	(13)	(7)	(54)
Finance lease liabilities	(213)	(301)	(42)	(42)	(32)	(40)	(145)
Bank overdraft	(117)	(117)	(117)	—	—	—	—
Trade and other payables	(26 167)	(26 628)	(24 756)	(476)	(207)	(289)	(900)

	(142 666)	(197 604)	(36 833)	(14 758)	(13 220)	(25 033)	(107 760)

Derivative financial assets/(liabilities)
Interest rate derivatives	(96)	(101)	(9)	(21)	(14)	16	(73)
Foreign exchange derivatives	(61)	(52)	(59)	7	—	—	—
Cross currency interest rate swaps	(897)	(1 043)	65	(128)	114	(904)	(190)
Commodity derivatives	179	143	139	4	—	—	—
Equity derivatives	(1 036)	(1 134)	(1 134)	—	—	—	—

	(1 911)	(2 187)	(998)	(138)	100	(888)	(263)

Of which: directly related to cash flow hedges	(20)	(29)	64	5	2	4	(104)

	2016
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(862)	(937)	(676)	(116)	(33)	(32)	(80)
Commercial papers	(2 053)	(2 054)	(2 054)	—	—	—	—
Unsecured bank loans	(9 662)	(11 057)	(1 618)	(535)	(365)	(8 535)	(4)
Unsecured bond issues	(109 627)	(162 300)	(7 284)	(10 262)	(13 713)	(25 383)	(105 658)
Unsecured other loans	(122)	(279)	(27)	(41)	(33)	(41)	(137)
Finance lease liabilities	(234)	(346)	(44)	(42)	(44)	(70)	(146)
Bank overdraft	(184)	(184)	(184)	—	—	—	—
Trade and other payables	(24 879)	(25 398)	(23 717)	(449)	(209)	(331)	(692)

	(147 623)	(202 555)	(35 604)	(11 445)	(14 397)	(34 392)	(106 717)

Derivative financial assets/(liabilities)
Interest rate derivatives	(267)	(269)	5	3	(13)	(35)	(229)
Foreign exchange derivatives	47	42	44	(2)	—	—	—
Cross currency interest rate swaps	(32)	(58)	22	(97)	—	55	(38)
Commodity derivatives	125	117	107	10	—	—	—
Equity derivatives	(490)	(499)	(499)	—	—	—	—

	(617)	(667)	(321)	(86)	(13)	20	(267)

Of which: directly related to cash flow hedges	28	6	176	(112)	(2)	—	(56)

G.	CAPITAL MANAGEMENT

AB InBev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing

[31]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

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

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2017	2016	2017	2016	2017	2016
Foreign currency
Forward exchange contracts	151	492	(211)	(441)	(60)	51
Foreign currency futures	1	3	(2)	(7)	(1)	(4)

Interest rate
Interest rate swaps	14	26	(37)	(216)	(23)	(190)
Cross currency interest rate swaps	9	182	(906)	(214)	(897)	(32)
Other interest rate derivatives	—	—	(73)	(77)	(73)	(77)

Commodities
Aluminum swaps	178	69	(5)	(8)	173	61
Sugar futures	24	22	(20)	(5)	4	17
Wheat futures	34	52	(22)	(30)	12	22
Other commodity derivatives	10	46	(20)	(21)	(10)	25

Equity
Equity derivatives	62	225	(1 098)	(715)	(1 036)	(490)

	483	1 117	(2 394)	(1 734)	(1 911)	(617)

Of which:
Non-current	25	146	(937)	(471)	(912)	(325)
Current	458	971	(1 457)	(1 263)	(999)	(292)

The following table summarizes the carrying amounts of the fixed rate interest-bearing financial liabilities as recognized in the balance sheet and the fair value of these liabilities. The fair value was assessed using common discounted cash-flow method based on market conditions existing at the balance sheet date. Therefore, the fair value of the fixed interest-bearing liabilities is within level 2 of the fair value hierarchy as set forth by IFRS 13 – Fair value measurement. Floating rate interest-bearing financial liabilities and all trade and other receivables and payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amounts as recognized in the balance sheet are a reasonable approximation of their fair values:

Interest-bearing financial liabilities Million US dollar	2017 Carrying amount[32]	2017 Fair value	2016 Carrying amount[1]	2016 Fair value
Fixed rate
Australian dollar	(1 838)	(1 896)	(520)	(518)
Brazilian real	(206)	(206)	(375)	(375)
Canadian dollar	(2 543)	(2 574)	(886)	(954)
Euro	(26 386)	(26 942)	(23 991)	(26 684)
Peruvian nuevo sol	(33)	(33)	(119)	(118)
Pound sterling	(4 403)	(4 902)	(2 212)	(2 847)
US dollar	(74 476)	(83 482)	(79 615)	(85 397)
Other	(252)	(252)	(412)	(411)

	(110 137)	(120 287)	(108 130)	(117 305)

[32]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

As required by IFRS 13 Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

Fair value hierarchy 2017 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	1 304	5	—
Derivatives at fair value through profit and loss	—	89	—
Derivatives in a cash flow hedge relationship	9	340	—
Derivatives in a fair value hedge relationship	—	36	—
Derivatives in a net investment hedge relationship	—	9	—

	1 313	479	—

Financial Liabilities
Non-derivatives recognized at fair value	—	—	—
Deferred consideration on acquisitions at fair value	—	—	2 210
Derivatives at fair value through profit and loss	1	1 210	—
Derivatives in a cash flow hedge relationship	28	341	—
Derivatives in a fair value hedge relationship	—	129	—
Derivatives in a net investment hedge relationship	—	685	—

	29	2 365	2 210

Fair value hierarchy 2016 Million US dollar	Quoted (unadjusted) prices—level 1	Observable market inputs—level 2	Unobservable market inputs—level 3
Financial Assets
Held for trading (non-derivatives)	5 659	—	—
Derivatives at fair value through profit and loss	1	338	—
Derivatives in a cash flow hedge relationship	30	549	—
Derivatives in a fair value hedge relationship	—	54	—
Derivatives in a net investment hedge relationship	—	145	—

	5 690	1 086	—

Financial Liabilities
Non-derivatives recognized at fair value	—	1 485	—
Deferred consideration on acquisitions at fair value	—	—	1 826
Derivatives at fair value through profit and loss	3	818	—
Derivatives in a cash flow hedge relationship	27	524	—
Derivatives in a fair value hedge relationship	—	354	—
Derivatives in a net investment hedge relationship	—	8	—

	30	3 189	1 826

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

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 31 December 2017, the put option was valued 1 669m US dollar (2016: 1 497m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The variance is mainly explained by accretion expenses and currency translation. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. On 1 December 2017, Ambev announced that ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar. The transaction closed in January 2018 resulting in Ambev’s participation in CND increasing from 55% to 85%.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

I.	OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	2017
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[33]	Other offsetting agreements[34]	Total net amount
Derivative assets	483	483	(466)	17
Derivative liabilities	(2 394)	(2 394)	466	(1 928)

	2016
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	1 117	1 117	(1 054)	63
Derivative liabilities	(1 734)	(1 734)	1 261	(473)

30.	OPERATING LEASES

Non-cancelable operating leases are payable and receivable as follows:

	2017
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Within one year	(131)	80	(179)	47	2	(181)
Between one and five years	(486)	294	(523)	131	7	(577)
After five years	(573)	197	(208)	14	4	(566)

	(1 190)	571	(910)	192	13	(1 324)

	2016
	Pub leases		Other operational leases			Net lease obligations
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor
Within one year	(95)	69	(153)	30	2	(147)
Between one and five years	(350)	246	(339)	66	5	(372)
After five years	(538)	156	(183)	15	2	(548)

	(983)	471	(675)	111	9	(1 067)

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent an undiscounted obligation of 1 190m US dollar. The pubs leased from Cofinimmo are subleased for an average outstanding period of 6 to 8 years and represent an undiscounted right to receive 571m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. This represents an undiscounted obligation of 910m US dollar. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals. Also in this category AB InBev has sublet some of the leased properties, representing an undiscounted right of 192m US dollar.

At 31 December 2017, 307m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2016: 272m US dollar; 2015: 233m US dollar), while 128m US dollar was recognized as income in the income statement in respect of subleases (2016: 117m US dollar; 2015: 121m US dollar).

The company also leases out part of its own property under operating leases. At 31 December 2017, 10m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2016: 10m US dollar; 2015: 20m US dollar).

[33]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules
[34]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

31.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2017	2016
Collateral given for own liabilities	426	490
Collateral and financial guarantees received for own receivables and loans to customers	326	228
Contractual commitments to purchase property, plant and equipment	550	817
Contractual commitments to acquire loans to customers	16	11
Other commitments	1 834	1 768

The collateral given for own liabilities of 426m US dollar at 31 December 2017 contains 209m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 27 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (217m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 326m US dollar at 31 December 2017. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 550m US dollar at 31 December 2017.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 16m US dollar at 31 December 2017.

As at 31 December 2017, the following M&A related commitments existed:

•	In a transaction related to the combination of AB InBev and Grupo Modelo select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 922 AB InBev shares to be delivered within 5 years for consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

•	As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A.(“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. On 1 December 2017, Ambev announced that ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar. The transaction closed in January 2018 resulting in Ambev’s participation in CND increasing from 55% to 85%. As of 31 December 2017, the put option was valued 1 669m US dollar (2016: 1 497m US dollar). The corresponding liability is presented as a current liability and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. See also note 29 Risks arising from financial instruments.

•	On 11 October 2016, AB InBev was notified by The Coca-Cola Company of its intention to transition AB InBev’s stake in Coca-Cola Beverages Africa (“CCBA”). On 21 December 2016, The Coca-Cola Company and the company have reached an agreement regarding the transition of AB InBev’s 54.5% equity stake in CCBA for 3.15 billion US dollar, after customary adjustments. CCBA includes the Coca-Cola bottling operations in South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte and Comoros. This transaction was completed on 4 October 2017. In addition, the companies have reached an agreement in principle for The Coca-Cola Company to acquire the companies’s interest in bottling operations in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador and Honduras for an undisclosed amount. These transactions are subject to the relevant regulatory and minority approvals in different jurisdictions.

•	In September 2017, AB InBev entered into a transaction with Compañia Cervecerías Unidas S.A. (“CCU”) whereby AB InBev will recover the distribution rights for Budweiser in Argentina for a consideration of approximately 300m US dollar. As part of the transaction, AB InBev will transfer the brands Isenbeck and Diosa to CCU. Concurrently, AB InBev and Quilmes, a subsidiary of Ambev, entered into an agreement whereby AB InBev will grant a perpetual license to Quilmes in Argentina for Budweiser and other North American brands upon the recovery of the distribution rights by AB InBev from CCU. The agreement also foresees the transfer of the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) along with 50m US dollar by Quilmes to CCU. The closing of these transactions is subject to the approval of the Argentinean antitrust authority.

•	On 11 October 2016, AB InBev completed the disposal of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the “Miller International Business” to Molson Coors Brewing Company. The disposal was completed for 12 billion US dollar in cash, subject to a downward purchase price adjustment. AB InBev set up a provision of 330m US dollar as part of the opening balance sheet related to the purchase price adjustment. The parties entered into a settlement agreement on 21 January 2018 for 330m US dollar of which 328m US dollar constitutes the purchase price adjustment amount.

Other commitments amount to 1 834m US dollar at 31 December 2017 and mainly cover guarantees given to pension funds, rental and other guarantees.

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 19 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2017, 17 million loaned securities were used to fulfil stock option plan commitments.

32.	CONTINGENCIES[35]

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

AMBEV TAX MATTERS

As of 31 December 2017, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2017	31 December 2016
Income tax and social contribution	9 600	8 878
Value-added and excise taxes	5 987	4 924
Other taxes	1 390	605

	16 977	14 407

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court, which was denied in full in March 2017. In September 2017, Ambev filed a judicial proceeding for this tax assessment with a motion of injunction, which was granted to Ambev. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In 2013, 2016 and 2017, Ambev received other tax assessments related to profits of its foreign subsidiaries. As of 31 December 2017, Ambev management estimates the exposure of approximately 6.1 billion Brazilian real (1.8 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 44m Brazilian real (13m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment. The decision was partly favorable, Ambev was notified in August 2015 and presented a motion to clarify the decision to the Administrative Court. This motion was admitted in September 2016 and Ambev was notified of the clarified decision in January 2018. The Administrative Court’s decision was partly favorable to Ambev. Therefore Ambev will file a judicial proceeding to discuss the unfavorable part of the decision. The remaining part, which was favorable to Ambev, will be reexamined by the Administrative Upper Court. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision on this tax assessment and filed an appeal to the Lower Administrative Court. Ambev has not recorded any provisions for this matter, and management estimates possible losses in relation to this assessment to be approximately 8.3 billion Brazilian real (2.5 billion US dollar) as of 31 December 2017. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. Ambev filed a defense in November 2013. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. In March 2017, the Lower Administrative Court remanded the case back to the first level administrative judgment due to processual matters. In July 2017, Ambev was notified of the new first level decision and filed a new appeal to the Lower Administrative Court. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.6 billion Brazilian real (0.5 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. Ambev filed a response in December 2017 and is awaiting the first level administrative decision. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

[35]	Amounts have been converted to US dollar at the closing rate of the respective period.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forward arising in the context of business combinations. In February 2016, the Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter. In both cases the decision was unfavorable. Ambev filed a judicial proceeding. In September 2016, Ambev received a favorable first level decision in one of the judicial claims. In March 2017, Ambev received an unfavorable first level decision on the other judicial case and filed an appeal to the court. Ambev management estimates the total exposures of possible loss in relation to these assessments to be approximately 0.5 billion Brazilian real (0.2 billion US dollar) as of 31 December 2017.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. In July 2016, Ambev was notified of the unfavorable first level administrative decision and filed an appeal to the Upper Administrative Court at the legal term. In August 2017, the Lower Administrative Court ruled in favor of Ambev’s appeal and in December 2017, Ambev was notified of that decision. The Brazilian tax authorities forfeited their right to appeal that decision. In December 2015, Ambev also received a new tax assessment related to the same matter. Ambev presented a defense and awaits the first level administrative decision. In December 2016, Ambev received a new tax assessment related to the same matter, regarding the period of 2011, 2012 and 2013. Ambev presented a defense and awaits the first level administrative decision. Ambev management estimates the amount of possible loss in relation to those assessments to be approximately 4.4 billion Brazilian real (1.3 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection with this assessment.

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. In September 2017, Ambev decided to include part of those tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure nº 783. As of 31 December 2017, Ambev management estimates the exposure of approximately 7.2 billion Brazilian real (2.2 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount.

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In September 2017, Arosuco received the unfavorable first level administrative decision and filed an appeal to the Lower Administrative Court. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 31 December 2017. Arosuco has not recorded any provision in connection therewith.

In December 2016, CRBS (a subsidiary of Ambev) received a tax assessment regarding the use of “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In July 2017, CRBS was notified of an unfavorable first level administrative decision and filed an appeal to the Administrative Court. In September 2017, CRBS decided to include this tax assessment in the Brazilian Federal Tax Regularization Program of the Provisional Measure nº 783.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. There is discussion on whether the acquisition of such benefited goods gives rise to the right of IPI excise tax credits by the relevant acquirers. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein and discussing the matter at Courts. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed IPI excise tax credits and other IPI excise tax credits, which are under discussion before the Brazilian Supreme Court. Ambev management estimates the possible loss related to these assessments to be approximately 3.2 billion Brazilian real (1.0 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has also received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits which are under discussion in the above mentioned proceedings. Ambev is challenging these charges before Courts. Ambev management estimates the possible loss related to these assessments to be approximately 0.9 billion Brazilian real (0.3 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities to charge the IPI excise tax, supposedly due over remittances of manufactured goods to related factories, for which a decision from the Upper House of the Administrative Tax Court is still pending. Ambev management estimates the possible loss related to these assessments to be approximately 1.5 billion Brazilian real (0.5 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments issued by the States of São Paulo, Rio de Janeiro, Minas Gerais and other States questioning the legality of ICMS tax credits arising from transactions with companies that has tax incentives. Ambev management estimates the possible losses related to these assessments to be approximately 1.9 billion Brazilian real (0.6 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

Ambev was assessed by the State of Rio de Janeiro to charge the ICMS supposedly due with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In October, 2015 and January, 2016, Ambev paid the amounts under discussion in an incentive tax program under which discounts were granted, in the total amount of approximately 0.3 billion Brazilian real (0.1 billion US dollar). In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion. After the above mentioned payments, Ambev management estimates the possible loss involved in these proceedings to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by the company is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before Courts. Among other similar cases, the company received three assessments issued by the State of Minas Gerais in the original amount of 1.4 billion Brazilian real (0.4 billion US dollar). In the second quarter of 2017, the Administrative Tax Court of the State of Minas Gerais ruled unfavorably to Ambev on three relevant cases. Ambev presented a defense against such decisions to the Upper House of the Administrative Tax Court of the State of Minas Gerais and currently awaits a judgement. In 2017, Ambev received ten relevant assessments from the State of Rio de Janeiro which amounts to 0.9 billion Brazilian real (0.3 billion US dollar). Ambev presented defenses against such tax assessments and now awaits the decision by the Administrative Courts. Ambev management estimates the total possible loss related to this issue to be approximately 5.8 billion Brazilian real (1.8 billion US dollar) as of 31 December 2017. Ambev has recorded provisions in the total amount of 7m Brazilian real (2m US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

SOCIAL CONTRIBUTIONS

Ambev received some tax assessments issued by the Brazilian Federal Tax Authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. The cases are now being discussed at Courts. Ambev management estimates the possible loss related to these assessments to be approximately 3.1 billion Brazilian real (0.9 billion US dollar) as of 31 December 2017. No related provision has been made.

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

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. The appeals do not suspend the recovery process, and AB InBev cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 31 December 2017.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. Against such decision AB InBev has filed a court claim before the Brussels court of first instance. Also in respect of this aspect of the EPR matter, considering the company’s and its counsel assessment in respect of the merits of the case, AB InBev has not recorded any provisions as of 31 December 2017.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 847m Brazilian real (256m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case. Five of the six lawsuits were ruled favorable to Ambev by the Superior Court of Justice (STJ). Two of them during the year of 2017. All of these five cases are pending final judgment by STJ’s Special Court. In November, 2017 the Federal Public Prosecutor filled a motion favorable to Ambev’s position in one of the cases. Considering all of these facts, the company and our external counsels strongly believe that the chance of loss of these cases are remote.

ANTITRUST MATTERS

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding 1.4 billion Canadian dollar (1.1 billion US dollar), as well as, punitive, exemplary and aggravated damages of 5 million Canadian dollar (4 million US dollar) and changes/repeals of the affected legislation. Ambev has not recorded any provision in connection therewith.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev through certain practices aimed at restricting trade from other European Union member states to Belgium. On 30 November 2017, the European Commission informed AB InBev of its preliminary view in a Statement of Objections that these practices are an infringement and invited AB InBev to respond, which it shall do. The fact that a Statement of Objections has been issued does not mean that the European Commission has concluded that there is an infringement. It is not possible to indicate how long the investigation will take or what the outcome will be and no provision has been made in connection therewith. There is no connection between this investigation and the combination with former SAB.

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

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees. On 10 November 2014, Plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On 8 July 2015, the Court issued an order of partial judgment on the pleadings, holding that the employees of BEC were entitled to enhanced retirement benefits under the Plan. The 8 July 2015 order, however, was not a final, appealable order. On 21 August 2015, the company filed a motion seeking entry of a final, appealable order, as well as a stay pending appeal, both of which were granted on 9 October 2015. The company subsequently appealed. On 22 February 2017, the 8th Circuit Court of Appeals affirmed the lower court’s ruling, and awarded the enhanced pension benefit to the BEC Class. In addition, the Appeals Court remanded the case back to the lower court in order to determine whether the precise amount of the enhanced pension can be calculated. The company and counsel for the plaintiffs are currently working to resolve issues surrounding the amount of potential benefits owed to the BEC Class. The Company is also awaiting for plaintiffs’ counsel to file their fee application. The company believes the total amount of the enhanced pension liability to be approximately 68m US dollar.

33.	NON-CONTROLLING INTERESTS

As of 31 December 2017 and 2016, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 62% ownership. The tables below provide summarized information of Ambev’s audited consolidated financial statements as of as of 31 December 2017 and 2016, in accordance with International Financial Reporting Standards.

Summarized financial information of Ambev, in which the company has material non-controlling interests, is as follows:

Million US dollar	2017	2016

Summarized balance sheet information
Current assets	7 472	7 329
Non-current assets	18 783	18 396
Current liabilities	8 672	8 829
Non-current liabilities	3 078	2 582
Equity attributable to equity holders	13 908	13 754
Non-controlling interests	597	560

Summarized income statement and comprehensive income information
Revenue	14 961	13 123
Net income	2 452	3 765

Attributable to:
Equity holders	2 290	3 611
Non-controlling interests	162	155

Net income	2 452	3 765
Other comprehensive income	809	(1 534)
Total comprehensive income	3 261	2 231

Attributable to:
Equity holders	3 090	2 190
Non-controlling interests	171	41

Summarized cash flow information
Cash flow from operating activities	5 583	3 552
Cash flow from investing activities	(960)	(1 697)
Cash flow from financing activities	(4 018)	(3 351)
Net increase/(decrease) in cash and cash equivalents	605	(1 496)

Dividends paid by Ambev to non-controlling interests (i.e. to entities outside the AB InBev Group) amounted to 1.1 billion US dollar and 1.2 billion US dollar for 2017 and 2016, respectively.

Other non-controlling interests not deemed individually material by the company mainly related to the company’s operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda, and Zambia), as well as non-controlling interests recognized in respect of the company’s subsidiaries in Colombia, Ecuador, and Peru.

In 2017 non-controlling interests reduced by 2.4 billion US dollar as a result of purchase and sale of non-controlling interests mainly related to the transition of AB InBev equity stake in CCBA. See also Note 22 – Assets classified as held for sale and discontinued operations.

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

	2017		2016		2015
Million US dollar	Directors	Executive board management	Directors	Executive board management	Directors	Executive board management
Short-term employee benefits	2	28	2	18	3	25
Post employment benefits	—	1	—	—	—	2
Share-based payments	3	68	3	64	2	65

	5	97	5	82	5	91

Directors’ compensation consists mainly of directors’ fees.

During 2017, AB InBev entered into the following transactions:

•	The acquisition, through Grupo Modelo and its subsidiaries, of information technology and infrastructure services for a consideration of approximately 0.8m US dollar from a company in which one of the company’s Board Member had significant influence as of 31 December 2017.

•	The acquisition, mainly through its subsidiary Bavaria S.A., of transportation services, lease agreements and advertising services for an aggregated consideration of 5.4m US dollar from companies in which one of the company’s Board Member had a significant influence as of 31 December 2017. The outstanding balance of these transactions as of 31 December 2017 amounts to 1.1m US dollar.

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

JOINTLY CONTROLLED ENTITIES

Significant interests in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2017	2016	2015
Non-current assets	12	11	2
Current assets	5	5	5
Non-current liabilities	11	9	2
Current liabilities	6	6	5
Result from operations	(3)	(6)	(1)
Profit attributable to equity holders of AB InBev	(3)	(7)	—

TRANSACTIONS WITH ASSOCIATES

Significant interests in associates are shown in note 16 Investments in associates. AB InBev’s transactions with associates were as follows:

Million US dollar	2017	2016	2015
Gross profit	91	(47)	(77)
Current assets	73	(8)	2
Current liabilities	20	20	25

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 12m US dollar other income from pension plans in US.

35.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities issued by Anheuser-Busch InBev Worldwide Inc. or Anheuser-Busch InBev Finance Inc., and in each case fully and unconditionally guaranteed by Anheuser-Busch InBev SA/NV (the “Parent Guarantor”). Each such security is also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV (the “Other Subsidiary Guarantors”), and by Anheuser-Busch InBev Worldwide Inc. (in respect of debt issued by Anheuser-Busch InBev Finance Inc.) and by Anheuser-Busch InBev Finance Inc. (in respect of debt issued by Anheuser-Busch InBev Worldwide Inc.). The following notes issued by Anheuser-Busch Worldwide Inc. and Anheuser-Busch Finance Inc. and registered with the SEC were outstanding as of 31 December 2017:

•	On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued 2.25 billion US dollar principal amount of 5.375% unsecured notes due 2020, which were exchanged for publicly registered notes on 8 February 2010.

•	On 24 March 2010, Anheuser-Busch InBev Worldwide Inc. issued 1.0 billion US dollar principal amount of 5.0% due 2020, which were exchanged for publicly registered notes on 5 August 2010.

•	On 24 January 2011, Anheuser-Busch InBev Worldwide Inc. issued 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 4.375% and will mature on 15 February 2021. The issuance closed on 27 January 2011.

•	On 14 March 2011, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for the following series of unregistered notes (i) 2.5 billion US dollar principal amount of 7.75 % notes due 2019, (ii) 1.25 billion US dollar principal amount of 8.2 % notes due 2039 and (iii) 1.0 billion US dollar principal amount of 6.875 % notes due 2019 and (iv) 0.45 billion US dollar principal amount of 8.0 % notes due 2039. In connection with the exchange offer, Anheuser-Busch InBev Worldwide Inc. issued freely tradable, SEC-registered with otherwise substantially the same terms and conditions. On 15 February 2018, AB InBev announced that it is exercising its option to redeem in full the entire outstanding principal amount of the 7.75% Notes due in 2019 on 19 March 2018. The total principal amount of the notes that will be retired is approximately 2.5 billion US dollar and the redemption of the notes will be financed with cash.

•	On 16 July 2012, Anheuser-Busch InBev Worldwide Inc. issued 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes bear interest at an annual rate of 2.500% for the 2022 notes and 3.750% for the 2042 notes.

•	On 17 January 2013, Anheuser-Busch InBev Finance Inc. issued 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregate principal amount of fixed rate notes due 2043. The notes bear interest at an annual rate of 2.625% for the 2023 notes and 4.000% for the 2043 notes.

•	On 27 January 2014, Anheuser-Busch InBev Finance Inc. issued 5.25 billion US dollar aggregate principal amount of bonds, consisting of 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2019; 250m US dollar aggregate principal amount of floating rate notes due 2019; 1.4 billion US dollar aggregate principal amount of fixed rate notes due 2024; and 850m US dollar aggregate principal amount of fixed rate notes due 2044. The fixed rate notes bear interest at an annual rate of 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes bear interest at an annual rate of 40.00 basis points above three-month LIBOR.

•	On 23 July 2015, Anheuser-Busch InBev Finance Inc. issued 565 million US dollar aggregated principal amount of fixed rate notes due 2045. The notes bear interest at an annual rate of 4.60%.

•	On 25 January 2016, Anheuser-Busch InBev Finance Inc. issued 46.0 billion US dollar aggregate principal amount of bonds, consisting of 4.0 billion US dollar aggregate principal amount of fixed rate notes due 2019; 7.5 billion US dollar aggregate principal amount of fixed rate notes due 2021; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2023; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2026; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2036; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2046; and 500m US dollar aggregate principal amount of floating rate notes due 2021. The fixed rate notes will bear interest at an annual rate of 1.900% for the 2019 notes; 2.650% for the 2021 notes; 3.300% for the 2023 notes; 3.650% for the 2026 notes; 4.700% for the 2036 notes and 4.900% for the 2046 notes. The 2021 floating rate notes bear interest at an annual rate of 126.00 basis points above three-month LIBOR.

•	On 29 January 2016, Anheuser-Busch InBev Finance Inc. issued 1.47 billion US dollar aggregated principal amount of fixed rate notes due 2046. The notes bear interest at an annual rate of 4.915%.

•	On 16 December 2016, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for up to 6.8 billion US dollar aggregate principal amount of certain SAB Group notes, in connection with which Anheuser-Busch InBev Worldwide Inc. issued (i) 309 million US dollar aggregate principal amount of floating rate notes due 2018; (ii) 641 million US dollar aggregate principal amount of 2.200% fixed rate notes due 2018; (iii) 2.35 billion US dollar aggregate principal amount of 3.750% fixed rates due 2022; (iv) 298 million US dollar aggregate principal amount of 6.625% fixed rate notes due 2033; (v) 300 million US dollar aggregate principal amount of 5.875% fixed rate notes due 2035; and (vi) 1.49 billion US dollar aggregate principal amount of 4.950% fixed rate notes due 2042. The floating rate notes bear interest at an annual rate of 69.00 basis points above three-month LIBOR.

•	On 6 April and 19 April 2017, Anheuser-Busch InBev Worldwide Inc. completed U.S. private exchange offers for certain outstanding notes issued by either Anheuser-Busch Companies, LLC or Anheuser-Busch InBev Worldwide Inc. in exchange for a combination of new Anheuser-Busch InBev Worldwide Inc. Notes due 2048 and cash. The new notes have 1,735,171,000 US dollar aggregate principal amount outstanding, mature on 6 October 2048 and bear interest at a rate per annum of 4.439%[36].

•	On 21 August 2017, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for the unregistered 1,735,169,000 US dollar principal amount of 4.439% notes due 2048. In connection with the exchange offer, Anheuser-Busch InBev Worldwide Inc. issued freely tradable notes, SEC-registered with otherwise substantially the same terms and conditions.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 31 December 2017 and 31 December 2016, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the years ended 31 December 2017, 2016 and 2015 of (a) Anheuser-Busch InBev SA/NV, (b) Anheuser-Busch InBev Worldwide Inc. (guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (guarantor of notes issued by Anheuser-Busch InBev Worldwide Inc.), (d) the Other Subsidiary Guarantors, (e) the non-guarantor subsidiaries, (f) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (g) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting.

[36]	In accordance to IAS 39 the exchanged bonds were kept at their previous amortized cost in accordance to IAS 39 rules. See also Note 16 Interest-bearing loans and borrowings.

Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional, except for certain customary release provisions, including: (1) the sale or disposal of all or substantially all of the assets of a guarantor subsidiary; (2) the sale or other disposition of the capital stock of a guarantor subsidiary; (3) the contemporaneous release of substantially all of a guarantor subsidiary’s guarantees of other indebtedness for which such guarantor subsidiary also provides a guarantee; and (4) if a guarantor subsidiary would be required to include full financial statements in any periodic filings or registration statement filed with the SEC in place of this condensed consolidating information.

Except as disclosed in Note 23 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the year ended 31 December 2017 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

Revenue	540	—	—	14 015	44 235	(2 346)	56 444
Cost of sales	(338)	—	—	(5 838)	(17 556)	2 346	(21 386)

Gross profit	202	—	—	8 177	26 679	—	35 058

Distribution expenses	(23)	—	—	(996)	(4 857)	—	(5 876)
Sales and marketing expenses	(181)	—	—	(2 208)	(5 993)	—	(8 382)
Administrative expenses	(255)	—	—	(404)	(3 182)	—	(3 841)
Other operating income/(expenses)	793	1 066	—	(1 837)	170	—	192

Profit from operations	536	1 066	—	2 732	12 834	—	17 152

Net finance cost	(819)	(3 064)	26	4 160	(6 810)	—	(6 507)

Share of result of associates	—	—	—	2	428	—	430
Profit before tax	(283)	(1 998)	26	6 894	6 437	—	11 076

Income tax expense	(16)	614	(17)	1 329	(3 830)	—	(1 920)
Profit	(299)	(1 384)	9	8 223	2 606	—	9 155

Income from subsidiaries	8 295	3 721	—	4 167	6 204	(22 387)	—
Profit from continuing operations	7 996	2 337	9	12 390	8 810	(22 387)	9 155

Profit from discontinued operations	—	—	—	—	28	—	28
Profit of the year	7 996	2 337	9	12 390	8 838	(22 387)	9 183

Profit from continuing operations attributable to:
Equity holders of AB InBev	7 996	2 337	9	12 390	7 623	(22 387)	7 968
Non-controlling interest	—	—	—	—	1 187	—	1 187

Profit of the year attributable to:
Equity holders of AB InBev	7 996	2 337	9	12 390	7 651	(22 387)	7 996
Non-controlling interest	—	—	—	—	1 187	—	1 187

For the year ended 31 December 2016 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

Revenue	506	—	—	14 135	32 884	(2 008)	45 517
Cost of sales	(300)	—	—	(5 923)	(13 587)	2 008	(17 803)

Gross profit	206	—	—	8 212	19 297	—	27 715

Distribution expenses	(27)	—	—	(967)	(3 549)	—	(4 543)
Sales and marketing expenses	(204)	—	—	(2 372)	(5 169)	—	(7 745)
Administrative expenses	(198)	(4)	—	(384)	(2 297)	—	(2 883)
Other operating income/(expenses)	464	559	—	(1 283)	598	—	338

Profit from operations	241	555	—	3 206	8 880	—	12 882

Net finance cost	(1 599)	(1 283)	36	(3 805)	(1 913)	—	(8 564)

Share of result of associates	—	—	—	2	14	—	16
Profit before tax	(1 358)	(728)	36	(597)	6 981	—	4 334

Income tax expense	—	280	2	(1 358)	(537)	—	(1 613)
Profit	(1 358)	(448)	38	(1 955)	6 444	—	2 721

Income from subsidiaries	2 599	1 958	—	1 322	1 469	(7 348)	—
Profit from continuing operations	1 241	1 510	38	(633)	7 913	(7 348)	2 721

Profit from discontinued operations	—	—	—	—	48	—	48
Profit of the year	1 241	1 510	38	(633)	7 961	(7 348)	2 769

Profit from continuing operations attributable to:
Equity holders of AB InBev	1 241	1 510	38	(633)	6 385	(7 348)	1 193
Non-controlling interest	—	—	—	—	1 528	—	1 528

Profit of the year attributable to:
Equity holders of AB InBev	1 241	1 510	38	(633)	6 433	(7 348)	1 241
Non-controlling interest	—	—	—	—	1 528	—	1 528

For the year ended 31 December 2015 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

Revenue	104	—	—	14 097	31 059	(1 656)	43 604
Cost of sales	(72)	—	—	(6 179)	(12 542)	1 656	(17 137)

Gross profit	32	—	—	7 918	18 517	—	26 467

Distribution expenses	(3)	—	—	(1 009)	(3 246)	—	(4 258)
Sales and marketing expenses	(147)	—	—	(2 065)	(4 701)	—	(6 913)
Administrative expenses	(297)	—	—	(258)	(2 005)	—	(2 560)
Other operating income/(expenses)	542	701	—	(1 210)	1 135	—	1 168

Profit from operations	127	701	—	3 376	9 700	—	13 904

Net finance cost	(565)	(1 791)	41	(311)	1 173	—	(1 453)

Share of result of associates	—	—	—	2	8	—	10
Profit before tax	(438)	(1 090)	41	3 067	10 881	—	12 461

Income tax expense	—	659	(36)	(1 068)	(2 149)	—	(2 594)
Profit	(438)	(431)	5	1 999	8 732	—	9 867

Income from subsidiaries	8 711	1 374	—	3 484	1 410	(14 979)	—
Profit	8 273	943	5	5 483	10 142	(14 979)	9 867

Attributable to:
Equity holders of AB InBev	8 273	943	5	5 484	8 548	(14 979)	8 273
Non-controlling interest	—	—	—	—	1 594	—	1 594

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 31 December 2017 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

ASSETS
Non-current assets
Property, plant and equipment	44	—	—	4 589	22 551	—	27 184
Goodwill	—	—	—	33 277	107 663	—	140 940
Intangible assets	584	—	—	22 105	23 185	—	45 874
Investments in subsidiaries	121 847	77 388	—	83 368	99 398	(382 000)	—
Investments in associates and joint ventures	—	—	—	28	5 235	—	5 263
Deferred tax assets	—	—	—		1 216	—	1 216
Derivatives	—	—	—	16	9	—	25
Other non-current assets	53 565	10 290	55 432	25 293	67 709	(210 623)	1 664
	176 040	87 677	55 432	168 676	326 966	(592 623)	222 166
Current assets
Investment securities	1 301	—	—	—	3	—	1 304
Inventories	21	—	—	626	3 472	—	4 119
Derivatives	—	—	—	320	138	—	458
Trade and other receivables	16 585	1 514	1 947	25 237	19 942	(58 660)	6 566
Cash and cash equivalents	43	242	8	5 982	9 768	(5 571)	10 472
Assets classified as held for sale	—	—	—	—	133	—	133
Other current assets	—	—	—	—	908	—	908
	17 950	1 756	1 955	32 165	34 364	(64 231)	23 960
Total assets	193 989	89 434	57 387	200 841	361 330	(656 855)	246 126

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	72 585	38 307	586	131 657	211 449	(382 000)	72 585
Minority interest	—	—	—	—	7 635	—	7 635
	72 585	38 307	586	131 656	219 084	(382 000)	80 220
Non-current liabilities
Interest-bearing loans and borrowings	102 398	49 230	55 464	29 005	83 459	(210 607)	108 949
Employee benefits	5	—	—	1 240	1 748	—	2 993
Deferred tax liabilities	—	(337)	9	6 528	6 907	—	13 107
Derivatives	—	—	—	920	17	—	937
Other non-current liabilities	131	—	—	1 023	2 573	(18)	3 709
	102 534	48 893	55 473	38 716	94 705	(210 625)	129 695
Current liabilities
Interest-bearing loans and borrowings	16 718	2 363	479	19 336	20 531	(51 994)	7 433
Income tax payable	—	(665)	3	734	1 486	—	1 558
Derivatives	—	—	—	1 360	97	—	1 457
Trade and other payables	2 033	535	848	5 481	22 530	(6 665)	24 762
Other current liabilities	121	—	—	3 558	2 894	(5 571)	1 002
	18 872	2 233	1 330	30 469	47 538	(64 230)	36 211
Total equity and liabilities	193 989	89 434	57 387	200 841	361 330	(656 855)	246 126

As at 31 December 2016[37] Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

ASSETS
Non-current assets
Property, plant and equipment	52	—	—	4 829	22 641	—	27 522
Goodwill	—	—	—	33 056	103 477	—	136 533
Intangible assets	520	—	—	22 094	21 954	—	44 568
Investments in subsidiaries	126 200	41 488	—	8 042	—	(175 730)	—
Investments in associates and joint ventures	—	—	—	40	4 284	—	4 324
Deferred tax assets	—	327	—	—	1 261	(327)	1 261
Derivatives	—	—	—	120	26	—	146
Other non-current assets	48 333	24 322	55 258	60 420	34 582	(221 949)	966
	175 105	66 137	55 258	128 601	188 225	(398 006)	215 320
Current assets
Investment securities	5 500	—	—	—	159	—	5 659
Inventories	9	—	—	635	3 269	—	3 913
Derivatives	—	—	—	(120)	1 091	—	971
Trade and other receivables	12 072	7 937	2 338	16 622	27 215	(59 793)	6 391
Cash and cash equivalents	257	155	—	28 780	8 941	(29 554)	8 579
Assets classified as held for sale	—	—		—	16 439	—	16 439
Other current assets	—	—	—	(610)	1 719	—	1 109
	17 838	8 092	2 338	45 307	58 833	(89 347)	43 061
Total assets	192 943	74 229	57 596	173 908	247 058	(487 353)	258 381

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	71 677	20 009	564	107 258	47 561	(175 730)	71 339
Minority interest	—	—	—	—	10 086	—	10 086
	71 677	20 009	564	107 258	57 647	(175 730)	81 425
Non-current liabilities
Interest-bearing loans and borrowings	86 757	50 672	55 239	16 257	126 948	(221 932)	113 941
Employee benefits	4	—	—	1 290	1 720	—	3 014
Deferred tax liabilities	—	—	16	10 141	6 848	(327)	16 678
Derivatives	—	—	—	275	196	—	471
Other non-current liabilities	116	—	—	853	1 786	(18)	2 737
	86 877	50 672	55 255	28 816	137 498	(222 277)	136 841
Current liabilities
Interest-bearing loans and borrowings	21 815	3 670	300	24 576	14 333	(56 076)	8 618
Income tax payable	—	(881)	10	6	4 787	—	3 922
Derivatives	—	—	—	(275)	1 538	—	1 263
Trade and other payables	2 068	759	850	4 583	18 542	(3 716)	23 086
Liabilities associated with assets held for sale	—	—	—	—	2 174	—	2 174
Other current liabilities	10 506	—	617	8 944	10 540	(29 554)	1 053
	34 389	3 548	1 777	37 834	51 914	(89 346)	40 116
Total equity and liabilities	192 943	74 229	57 596	173 908	247 058	(487 353)	258 381

[37]	Reclassified to conform to the 2017 presentation.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended 31 December 2017 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

OPERATING ACTIVITIES
Profit	7 996	2 338	8	12 391	8 837	(22 387)	9 183
Depreciation, amortization and impairment	128	—	—	771	3 377	—	4 276
Net finance cost	819	3 064	(26)	(4 160)	6 810	—	6 507
Income tax expense	16	(614)	17	(1 329)	3 830	—	1 920
Investment income	(8 296)	(3 721)	—	(4 167)	(6 203)	22 387	—
Other items	126	—	—	(7)	(338)	—	(219)
Cash flow from operating activities before changes in working capital and use of provisions	789	1 067	(1)	3 499	16 313	—	21 667

Working capital and provisions	(283)	869	(4)	(1 210)	72	159	(397)
Cash generated from operations	506	1 936	(5)	2 289	16 385	159	21 270

Interest paid, net	(860)	(3 156)	79	351	(6 120)	5 865	(3 841)
Dividends received	2	—	—	78	139	(77)	142
Income tax paid	(16)	—	(16)	285	(2 394)	—	(2 141)

CASH FLOW FROM OPERATING ACTIVITIES	(368)	(1 220)	58	3 003	8 010	5 947	15 430

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets	—	—	—	18	599	—	617
Sale of subsidiaries, net of cash disposed of	—	—	—	42	—	—	42
Proceeds from SAB transaction-related divestitures	—	—	—	—	11 697	—	11 697
Taxes on SAB transaction-related divestitures				(3 449)			(3 449)
Acquisition of other subsidiaries, net of cash acquired	—	—	—	(306)	(292)	—	(598)
Acquisition of property, plant and equipment and of intangible assets	(126)	—	—	(534)	(4 081)	—	(4 741)
Net of tax proceeds from the sale of assets held for sale	—	—	—	—	16	—	16
Net proceeds from sale/(acquisition) of investment in short-term debt securities	4 177	—	—	—	160	—	4 337
Net proceeds from sale/(acquisition) of other assets	535	—	—	(69)	(746)	—	(280)
Net repayments/(payments) of loans granted	(7 949)	4 996	332	4 607	43 229	(45 002)	213
CASH FLOW FROM INVESTING ACTIVITIES	(3 363)	4 996	332	308	50 582	(45 002)	7 854

FINANCING ACTIVITIES
Intra-group capital reimbursements	18 594	—	—	(21 152)	2 558	—	—
Purchase of non-controlling interest	—	—	—	—	(206)	—	(206)
Proceeds from borrowings	24 604	2 262	1 470	16 197	(219)	(30 962)	13 352
Payments on borrowings	(20 574)	(5 876)	(1 306)	(19 354)	(46 006)	69 783	(23 333)
Cash net finance (cost)/income other than interests	(463)	—	—	1 977	(3 055)	—	(1 541)
Dividends paid	(7 992)	(75)	—	—	(1 285)	77	(9 275)
CASH FLOW FROM FINANCING ACTIVITIES	14 169	(3 689)	164	(22 332)	(48 213)	38 898	(21 004)

Net increase/(decrease) in cash and cash equivalents	10 438	87	554	(19 021)	10 379	(157)	2 280

Cash and cash equivalents less bank overdrafts at beginning of year	(10 244)	155	(617)	19 840	(739)	—	8 395
Effect of exchange rate fluctuations	(268)	—	72	1 611	(1 891)	157	(319)

Cash and cash equivalents less bank overdrafts at end of year	(74)	242	9	2 430	7 749	—	10 356

For the year ended 31 December 2016 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

OPERATING ACTIVITIES
Profit	1 241	1 510	38	(633)	7 961	(7 348)	2 769
Depreciation, amortization and impairment	96	—	—	748	2 633	—	3 477
Net finance cost	1 599	1 284	(36)	3 805	1 912	—	8 564
Income tax expense	—	(280)	(2)	1 358	537	—	1 613
Investment income	(2 599)	(1 958)	—	(1 322)	(1 469)	7 348	—
Other items	56	(1)	—	231	(368)	—	(82)
Cash flow from operating activities before changes in working capital and use of provisions	393	555	—	4 187	11 206	—	16 341

Working capital and provisions	(121)	541	4	(650)	(80)	9	(297)
Cash generated from operations	272	1 096	4	3 537	11 126	9	16 044
Interest paid, net	(1 543)	(1 153)	59	999	(1 108)	25	(2 721)
Dividends received	9 256	—	—	4	40	(9 257)	43
Income tax paid	—	—	—	(511)	(2 745)	—	(3 256)
CASH FLOW FROM OPERATING ACTIVITIES	7 985	(57)	63	4 029	7 313	(9 223)	10 110

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets	—	—	—	25	186	—	211
Sale of subsidiaries, net of cash disposed of	—	—	—	13	640	—	653
Acquisition of SAB, net of cash acquired	(57 712)	—	—	(8 652)	1 198	—	(65 166)
Proceeds from SAB transaction-related divestitures	—	—	—	—	16 342	—	16 342
Acquisition of other subsidiaries, net of cash acquired	—	—	—	—	(1 445)	—	(1 445)
Acquisition of property, plant and equipment and of intangible assets	(369)	—	—	(650)	(3 960)	—	(4 979)
Net of tax proceeds from the sale of assets held for sale	—	—	—	—	146	—	146
Net proceeds from sale/(acquisition) of investment in short-term debt securities	(5 500)	—	—	—	(83)	—	(5 583)
Net proceeds from sale/(acquisition) of other assets	—	—	—	(31)	4	—	(27)
Net repayments/(payments) of loans granted	(11 753)	(900)	(46 052)	(229)	(32 475)	91 180	(229)
CASH FLOW FROM INVESTING ACTIVITIES	(75 334)	(900)	(46 052)	(9 524)	(19 447)	91 180	(60 077)

FINANCING ACTIVITIES
Intra-group capital reimbursements	(79)	—	—	(2 115)	2 194	—	—
Purchase of non-controlling interest	—	—	—	—	(10)	—	(10)
Proceeds from borrowings	81 137	4 486	47 051	32 887	14 895	(94 164)	86 292
Payments on borrowings	(13 370)	(4 049)	(2 200)	(1 372)	(5 600)	2 974	(23 617)
Cash net finance (cost)/income other than interests	(628)	(64)	(5)	(3 157)	370	—	(3 484)
Dividends paid	(7 134)	—	—	—	(10 573)	9 257	(8 450)
CASH FLOW FROM FINANCING ACTIVITIES	59 926	373	44 846	26 243	1 276	(81 933)	50 731

Net increase/(decrease) in cash and cash equivalents	(7 423)	(584)	(1 143)	20 748	(10 858)	24	764
Cash and cash equivalents less bank overdrafts at beginning of year	(1 832)	739	525	(1 100)	8 578	—	6 910
Effect of exchange rate fluctuations	(989)	—	—	194	1 540	(24)	721

Cash and cash equivalents less bank overdrafts at end of year	(10 244)	155	(618)	19 842	(740)	—	8 395

For the year ended 31 December 2015 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

OPERATING ACTIVITIES
Profit	8 273	943	5	5 483	10 142	(14 979)	9 867
Depreciation, amortization and impairment	73	—	—	727	2 352	—	3 153
Net finance cost	565	1 791	(41)	311	(1 173)	—	1 453
Income tax expense	101	(659)	36	1 068	2 048	—	2 594
Investment income	(8 711)	(1 374)	—	(3 484)	(1 410)	14 979	—
Other items	57	—	—	85	(483)	—	(341)
Cash flow from operating activities before changes in working capital and use of provisions	359	701	—	4 190	11 476	—	16 726

Working capital and provisions	(215)	550	(2)	(630)	1 669	(35)	1 337
Cash generated from operations	144	1 251	(2)	3 560	13 145	(35)	18 063

Interest paid, net	(442)	(1 845)	48	1 820	(1 122)	(68)	(1 609)
Dividends received	2 607	1 891	—	19	984	(5 479)	22
Income tax paid	(9)	—	—	(846)	(1 500)	—	(2 355)
CASH FLOW FROM OPERATING ACTIVITIES	2 300	1 297	46	4 553	11 507	(5 582)	14 121

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(2)	—	(312)	(604)	—	(918)
Acquisition of property, plant and equipment and of intangible assets	(105)	—	—	(646)	(3 998)	—	(4 749)
Net of tax proceeds from the sale of assets held for sale	—	—	—	244	153	—	397
Net proceeds/(acquisition) of other assets	—	—	—	44	173	—	217
Net proceeds from sale/(acquisition) of investment in short-term debt securities	—	—	—	—	169	—	169
Net repayments/(payments) of loans granted	(13 496)	508	(565)	598	(10 284)	23 193	(46)
CASH FLOW FROM INVESTING ACTIVITIES	(13 601)	506	(565)	72	(14 391)	23 193	(4 930)

FINANCING ACTIVITIES
Intra-group capital reimbursements	156	—	22	3 294	(3 472)	—	—
Proceeds from borrowings	19 965	24 078	565	6 933	12 163	(47 467)	16 237
Payments on borrowings	(3 553)	(24 869)	(3)	(3 845)	(7 807)	24 297	(15 780)
Other financing activities	159	(33)	(1)	(2 353)	1 456	—	(772)
Share buy back	(1 000)	—	—	—	—	—	(1 000)
Dividends paid	(6 586)	—	—	(3 370)	(3 489)	5 479	(7 966)
CASH FLOW FROM FINANCING ACTIVITIES	9 141	(824)	583	659	(1 149)	(17 691)	(9 281)

Net increase/(decrease) in cash and cash equivalents	(2 160)	979	64	5 140	(4 033)	(80)	(90)

Cash and cash equivalents less bank overdrafts at beginning of year	502	(240)	460	(5 789)	13 383	—	8 316
Effect of exchange rate fluctuations	(174)	—	1	(451)	(774)	80	(1 316)
Cash and cash equivalents less bank overdrafts at end of year	(1 832)	739	525	(1 100)	8 578	—	6 910

36.	EVENTS AFTER THE BALANCE SHEET DATE

BOND ISSUANCE

On 23 January 2018, Anheuser-Busch InBev SA/NV issued 4.25 billion euro aggregate principal amount of bonds. The bonds comprise the following series: 1.5 billion euro aggregate principal amount of floating rate Notes due 15 April 2024 bearing interest at annual rate of 30 basis point above three-month EURIBOR; 2.0 billion euro aggregate principal amount of fixed rate Notes due 22 January 2027 bearing interest at an annual rate of 1.150% and 0.75 billion euro aggregate principal amount of fixed rate Notes due 23 January 2035 bearing interest at an annual rate of 2.000%.

The proceeds of the Notes will be used for general corporate purposes. The Notes were issued by Anheuser-Busch InBev SA/NV under its Euro Medium Term Note programme base prospectus published on 20 December 2017.

EARLY REDEMPTION OF NOTES

On 15 February 2018, AB InBev announced that it is exercising its option to redeem in full the entire outstanding principal amount of the 7.75% Notes due in 2019 on 19 March 2018. The total principal amount of the notes that will be retired is approximately 2.5 billion US dollar and the redemption of the notes will be financed with cash.

DEFERRED SHARE INSTRUMENT

On 1 March 2018, AB InBev announced that it will deliver 23 076 922 Ordinary Shares on 21 May 2018, that are due under deferred share instruments.

The deferred share entitlements had been issued by AB InBev in connection with the closing of the Grupo Modelo acquisition in June 2013. Under such entitlements, selected former Grupo Modelo shareholders committed upon tendering of their shares in Grupo Modelo, to invest 1.5 billion US dollar of their proceeds from the tender offer into ordinary shares of AB InBev, and acquired an aggregate of 23 076 922 ordinary shares, to be delivered within five years. The consideration for the acquisition of such ordinary shares was paid by such former Grupo Modelo shareholders to AB InBev on 5 June 2013.

The deferred share entitlements provided for the delivery of these ordinary shares no later than 5 June 2018. Such delivery obligation will be met through the use of part of AB InBev’s outstanding treasury shares.

37.	AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2017

ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G – Charcas 5160 – C1425BOF – Buenos Aires	61.92

AUSTRALIA
FOSTER’S GROUP PTY LTD – Southbank Boulevard 77 – 3006 Southbank – Victoria	100.00
CUB PTY LTD – Southbank Boulevard 77 – 3006 Southbank – Victoria	100.00
FBG FINANCE PTY LTD – Southbank Boulevard 77 – 3006 Southbank – Victoria	100.00
FBG TREASURY (AUST) PTY LTD – Southbank Boulevard 77 – 3006 Southbank – Victoria	100.00

BELGIUM
AB INBEV N.V. – Grand Place 1 – 1000 – Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. – Place de l’Abbaye 1 – 5500 – Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. – Stoopkensstraat 46 – 3320 – Hoegaarden	100.00
COBREW N.V. – Brouwerijplein 1 – 3000 – Leuven	100.00
INBEV BELGIUM S.P.R.L. – Industrielaan 21 – 1070 – Brussel	100.00

BOTSWANA
KGALAGADI BREWERIES (PTY) LTD – Plot 20768, Broadhurst industrial estate – Gaborone[38]	31.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. – Av. Montes 400 and Chuquisaca No. 121, Zona Challapampa – La Paz	61.92

BRAZIL
AMBEV S.A. – Rua Dr Renato Paes de Barros, 1017, 3° andar, Itaim Bibi – CEP 04530-001 – São Paulo	61.92

CANADA
LABATT BREWING COMPANY LIMITED – 207 Queen’s Quay West, Suite 299 – M5J 1A7 – Toronto	61.92

[38]	The group’s shares entitle the holder to twice the voting rights

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2017

CHILE
CERVECERIA CHILE S.A. – Av. Presidente Eduardo Frei Montalva 9600 – 8700000 – Quilicura	61.92

CHINA
ANHEUSER-BUSCH INBEV (CHINA) SALES CO LTD. – Shangshou, Qin Duan Kou, Hanyang Area – 430051 – Wuhan City, Hubei Province	100.00
ANHEUSER-BUSCH INBEV (WUHAN) BREWERY CO. LTD. – Shangshou, Qin Duan Kou, Hanyang Area – 430051 – Wuhan City, Hubei Province	97.06
ANHEUSER-BUSCH INBEV (FOSHAN) BREWERY CO. LTD. – 1 Budweiser Avenue, Southwest St., Sanshui District – 528132 – Foshan City, Guangdong	100.00
ANHEUSER-BUSCH INBEV HARBIN BREWERY CO. LTD. – 9 HaPi Road Pingfang District – 150066 – Harbin City, Heilongijang Province	100.00
ANHEUSER-BUSCH INBEV (TANGSHAN) BREWERY CO. LTD. – 18, Yingbin Road – 063300 – Tangshan City, Hebei Province	100.00
ANHEUSER-BUSCH INBEV SEDRIN BREWERY CO. LTD. – 660 Gong Ye Road, Hanjiang District – 351111 – Putian City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV SEDRIN (ZHANGZHOU) BREWERY CO. LTD. – Lantian Economic District – 363005 – Zhangzhou City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO. LTD. – 159 Qi Xia East Road, Chengguan Town, Tiantai County – 317200 – Taizhou Cithy, Zhejiang Province	100.00
NANCHANG ASIA BREWERY CO. LTD. – 183 West Sandian Road, Qing Yun Pu District – Nanchang City, Jiangxi Province	100.00
SIPING GINSBER DRAFT BEER CO. LTD. – Xianmaquan, Tiedong Area – Siping City, Jilin Province	100.00
ANHEUSER-BUSCH INBEV BIG BOSS (JIANGSU) BREWERY CO. LTD. – 666 Zhaoxia Road – Nantong City, Jiangsu Province	100.00
ANHEUSER-BUSCH INBEV (SICHUAN) BREWERY CO. LTD. – No. 1, AB InBev Avenue, Cheng Nan Industry Park, Economic Development Area – 641300 – Ziyang City, Sichuan Province	100.00
ANHEUSER-BUSCH INBEV (HENAN) BREWERY CO. LTD. – No. 1 Budweiser Avenue, Industry Park, Tangzhuang Town – 453100 – Weihui City, Henan Province	100.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO. LTD. – 89 Jin Long Quan Avenue – Jingmen City, Hubei Province	60.00
ANHEUSER-BUSCH INBEV (SUQIAN) BREWERY CO. LTD. – No 1 Qujiang Road, Suyu Industry Park – Suqian City, Jiangsu Province	100.00

COLOMBIA
BOGOTA BEER COMPANY BBC S.A.S. – Carrera 53 A, No 127 – 35 – 110221 – Bogota	97.22
BAVARIA S.A. S.A. – Carrera 53 A, No 127 – 35 – 110221 – Bogota	99.14
AMBEV COLOMBIA S.A.S. – Carrera 53 A, No 127 – 35 – 110221 – Bogota	97.22

CZECH REPUBLIC
PIVOVAR SAMSON A.S. – V parku 2326/18, Chodov, 148 00 Praha 4	100.00

DOMINICAN REPUBLIC
CERVECERIA NACIONAL DOMINICANA S.A. – Autopista 30 de Mayo Km 61/2, Distrito Nacional – A.P. 1086 – Santo Domingo[39]	34.06

ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. – Km 14.5 Via a Daule S/N y Av. Las Iguanas, Guayaquil	97.22
CERVECERÍA NACIONAL (CN) SA – Via a daule km 16,5 y calle cobre s/n – Guayaquil, Guayas	95.58

EL SALVADOR
INDUSTRIAS LA CONSTANCIA, SA DE CV – 526 Av. Independencia, San Salvador	100.00

FRANCE
AB INBEV FRANCE S.A.S. – Immeuble Crystal, 38, Place Vauban – C.P. 59110 – La Madeleine	100.00

GERMANY
BRAUEREI BECK GmbH & CO. KG – Am Deich 18/19 – 28199 – Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG – Brauerei-Diebels-Strasse 1 – 47661 – Issum	100.00
HAAKE-BECK AG – Am Deich 18/19 – 28199 – Bremen	99.96
HASSERÖDER BRAUEREI GmbH – Auerhahnring 1 – 38855 – Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH – Am Deich 18/19 – 28199 – Bremen	100.00
SPATEN – FRANZISKANER – BRÄU GmbH – Marsstrasse 46 + 48 – 80335 – München	100.00
ANHEUSER-BUSCH INBEV Deutschland GmbH & Co KG – Am Deich 18/19 – 28199 – Bremen	100.00
LOEWENBRAEU AG – Nymphenburger Str. 7 – 80335 – München	100.00

[39]	55% owned by Ambev S.A

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2017

GHANA
ACCRA BREWERY LTD – Farra Avenue 20 1st Floor, Pkf Building, P.O. Box Gp1219 – Accra	60.00

GRAND DUCHY OF LUXEMBOURG
BRASSERIE DE LUXEMBOURG MOUSEL – DIEKIRCH – 1, Rue de la Brasserie – L-9214 – Diekirch	95.82

HONDURAS
CERVECERÍA HONDUREÑA, SA DE CV – Blvd. Del Norte, Carretera Salida a Puerto Cortes – San Pedro Sula, Cortes	99.00

INDIA
CROWN BEERS INDIA LIMITED – #8-2-684/A, Road No. 12 – Banjara Hills, Hyderabad 500034 – Andhra Pradesh	100.00
SABMILLER INDIA LIMITED LTD. – Unit No.301-302, Dynasty Business Park, 3rd Floor – Andheri – Kurla Road, Andheri (East) – 400059 – Mumbai, Maharashtra	99.60

ITALY
ANHEUSER-BUSCH INBEV ITALIA SPA – Piazza Buffoni 3, 21013 Gallarate	100.00

MEXICO
CERVECERIA MODELO DE MEXICO S. DE R.L. DE C.V – Javier Barros Sierra 555 Piso 3 – Zedec Ed Plaza Santa Fe – 01210 Mexico City	100.00

MOZAMBIQUE
CERVEJAS DE MOÇAMBIQUE SA – Rua do Jardim 1329 – Maputo[40]	49.00

THE NETHERLANDS
INBEV NEDERLAND N.V. – Ceresstraat 1 – 4811 CA – Breda	100.00
INTERBREW INTERNATIONAL B.V. – Ceresstraat 1 – 4811 CA – Breda	100.00
AB InBev Africa B.V.- Ceresstraat 1, 4811 CA – Breda	62.00
AB InBev Botswana B.V.- Ceresstraat 1, 4811 CA – Breda	62.00

NIGERIA
BEVERAGE MANAGEMENT SOLUTIONS LIMITED LTD. – 58 Akanbi Onitiri Close, Off Eric Moore Road, Surelere – Lagos	50.00
INTERNATIONAL BREWERIES PLC – Lawrence Omole Way, Omi Osoro Road, Imo Ilesha, Osun State[1]	37.50

PANAMA
CERVECERÍA NACIONAL HOLDING SA – Costa del Este Business Park, torre Oeste Piso 2 – Ciudad de Panama	60.00

PARAGUAY
CERVECERIA PARAGUAYA S.A. – Ruta Villeta km 30 N 3045 – 2660 – Ypané	61.92

PERU
COMPANIA CERVECERA AMBEV PERU S.A.C. – Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa – Lurigancho (Chosica) – Lima 15	97.22
UNIÓN DE CERVECERÍAS PERUANAS BACKUS Y JOHNSTON SAA – 3986 Av. Nicolas Ayllon, Ate, Lima 3	93.65

RUSSIA
SUN INBEV – 28 Moscovskaya Street, Moscow region – 141607 – Klin	99.95

SOUTH AFRICA
SABSA HOLDINGS LTD PUBLIC LIMITED COMPANY – 65 Park Lane, Sandown – 2001 – Johannesburg	100.00
THE SOUTH AFRICAN BREWERIES (PTY) LTD LIMITED BY SHARES – 65 Park Lane, Sandown – 2146 – Johannesburg	91.55

SOUTH KOREA
ORIENTAL BREWERY CO., LTD – 151, Hyeondogongdan-ro, Seowon-gu Cheongju-si, Chungcheongbuk-do	100.00

SWITZERLAND
ANHEUSER-BUSCH INBEV PROCUREMENT GMBH GESELLSCHAFT MIT BESCHRÄNKTER HAFTUNG (GMBH) – Turmstrasse 26 – 6300 – Zug	100.00

[40]	The company is consolidated due to the group’s majority shareholdings and ability to control the operations

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2017

TANZANIA
KIBO BREWERIES LTD PRIVATE COMPANY – Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District – – Dar es Salaam[1]	36.00

UGANDA
NILE BREWERIES LTD – Plot M90 Yusuf Lule Roa, Njeru, Jinja – Eastern Uganda	61.76

UKRAINE
SUN INBEV UKRAINE PJSC – 30-V Fizkultury Str., BC “Faringeit” 4th floor – 3068 – Kiev	98.34

UNITED KINGDOM
AB INBEV UK LTD – Porter Tun House, 500 Capability Green – LU1 3LS – Luton	100.00
PIONEER BREWING COMPANY LTD – Porter Tun House, 500 Capability Green - LU1 3LS – Luton	100.00
AB INBEV HOLDINGS LIMITED – AB INBEV HOUSE, CHURCH STREET WEST – GU21 6HT – WOKING, SURREY	100.00
AB INBEV INTERNATIONAL BRANDS LIMITED- AB InBev House, Church Street West, Woking, Surrey, GU21 6HT	100.00

UNITED STATES
ANHEUSER-BUSCH COMPANIES, LLC. – One Busch Place – St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. – One Busch Place – St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. – One Busch Place – St. Louis, MO 63118	100.00
ANHEUSER-BUSCH, LLC – One Busch Place, St. Louis, MO. 63118	100.00
METAL CONTAINER CORPORATION, INC. – One Busch Place, St. Louis, MO. 63118	100.00
ANHEUSER-BUSCH NORTH AMERICAN HOLDING CORPORATION – C/O THE CORPORATION TRUST COMPANY INC. – 1209 Orange Street – DE 19801 – Wilmington	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSANDU S.A. – Cesar Cortinas, 2037 – C.P. 11500 – Montevideo	61.92

VIETNAM
ANHEUSER-BUSCH INBEV VIETNAM BREWERY COMPANY LIMITED/No.2 VSIP II-A, Street no. 28, Vietnam – Singapore II-A Industrial Park, Tan Uyen District, Binh Duong Province	100.00

ZAMBIA
ZAMBIAN BREWERIES PLC – Mungwi Road, Plot Number 6438, Lusaka	54.00

LIST OF MOST IMPORTANT ASSOCIATES AND JOINT VENTURES

NAME AND REGISTERED OFFICE OF ASSOCIATES AND JOINT VENTURES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2017

FRANCE
SOCIÉTÉ DES BRASSERIES ET GLACIÈRES INTERNATIONALES SA – 30 AV George V, 75008, Paris	20.00

GIBRALTAR
BIH BRASSERIES INTERNATIONALES HOLDING LTD – CC Building, 10th Floor, Main Street	20.00
BIH BRASSERIES INTERNATIONALES HOLDING (ANGOLA) LTD – Suite 10/3, International Commercial Centre, 2A Main Street	27.00

TURKEY
ANADOLU EFES BIRACILIK VE MALT SANAYII AS – Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00

ZIMBABWE
DELTA CORPORATION LTD – Sable house, P.O. Box BW 343, Northridge Close, Borrowdale, Harare	25.00