Form 20-F
period 2018-12-31
Anheuser-Busch InBev SA/NV
filed 2019-03-22
CIK 1668717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File No.: 001-37911

Anheuser-Busch InBev SA/NV

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Belgium

(Jurisdiction of incorporation or organization)

Brouwerijplein 1,

3000 Leuven, Belgium

(Address of principal executive offices)

John Blood

General Counsel and Company Secretary

Brouwerijplein 1, 3000 Leuven

Belgium

Telephone No.: + 32 16 27 61 11

Email: Corporategovernance@ab-inbev.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares without nominal value	New York Stock Exchange*
American Depositary Shares, each representing one ordinary share without nominal value	New York Stock Exchange
6.375% Notes due 2040 (issued January 2010)	New York Stock Exchange
5.375% Notes due 2020 (issued January 2010)	New York Stock Exchange
4.375% Notes due 2021 (issued January 2011)	New York Stock Exchange
6.875% Notes due 2019 (issued February 2011)	New York Stock Exchange
2.500% Notes due 2022 (issued July 2012)	New York Stock Exchange
3.750% Notes due 2042 (issued July 2012)	New York Stock Exchange
2.625% Notes due 2023 (issued January 2013)	New York Stock Exchange
4.000% Notes due 2043 (issued January 2013)	New York Stock Exchange
Floating Rate Notes due 2019 (issued January 2014)	New York Stock Exchange
3.700% Notes due 2024 (issued January 2014)	New York Stock Exchange
4.625% Notes due 2044 (issued January 2014)	New York Stock Exchange
2.650% Notes due 2021 (issued January 2016)	New York Stock Exchange
3.300% Notes due 2023 (issued January 2016)	New York Stock Exchange
3.650% Notes due 2026 (issued January 2016)	New York Stock Exchange
4.700% Notes due 2036 (issued January 2016)	New York Stock Exchange
4.900% Notes due 2046 (issued January 2016)	New York Stock Exchange
Floating Rate Notes due 2021 (issued January 2016)	New York Stock Exchange
3.750% Notes due 2022 (issued December 2016)	New York Stock Exchange
4.950% Notes due 2042 (issued December 2016)	New York Stock Exchange
6.625% Notes due 2033 (issued December 2016)	New York Stock Exchange
5.875% Notes due 2035 (issued December 2016)	New York Stock Exchange
3.500% Notes due 2024 (issued April 2018)	New York Stock Exchange
4.000% Notes due 2028 (issued April 2018)	New York Stock Exchange
4.375% Notes due 2038 (issued April 2018)	New York Stock Exchange
4.600% Notes due 2048 (issued April 2018)	New York Stock Exchange
4.750% Notes due 2058 (issued April 2018)	New York Stock Exchange
Floating Rate Notes due 2024 (issued April 2018)	New York Stock Exchange
4.150% Notes due 2025 (issued January 2019)	New York Stock Exchange
4.750% Notes due 2029 (issued January 2019)	New York Stock Exchange
4.900% Notes due 2031 (issued January 2019)	New York Stock Exchange
5.450% Notes due 2039 (issued January 2019)	New York Stock Exchange
5.550% Notes due 2049 (issued January 2019)	New York Stock Exchange
5.800% Notes due 2059 (issued January 2019)	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A    ☐  Yes    ☐  No

-iv-

-v-

GENERAL INFORMATION

In this annual report on Form 20-F (“Form 20-F”) references to:

•

“AB InBev,” “we,” “us” and “our” are, as the context requires, to Anheuser-Busch InBev SA/NV (formerly Newbelco SA/NV) or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV and consolidated into our results;

•	“AB InBev Group” or “Combined Group” are to Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV;

•	“Ambev” are to Ambev S.A., a Brazilian company listed on the New York Stock Exchange and on the São Paulo Stock Exchange, and successor of Companhia de Bebidas das Américas—Ambev;

•	“Anheuser-Busch” are to Anheuser-Busch Companies, LLC, and the group of companies owned and/or controlled by Anheuser-Busch Companies, LLC, as the context requires;

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

All references in this Form 20-F to (i) “euro” or “EUR” are to the common currency of the European Union, (ii) “U.S. dollar,” “$” or “USD” are to the currency of the United States of America, (iii) “CAD” (Canadian dollar) are to the currency of Canada, (iv) “R$,” “real” or “reais” are to the currency of Brazil, (v) “GBP” (pound

-vi-

sterling) are to the currency of the United Kingdom, (vi) “AUD” (Australian dollar) are to the currency of the Commonwealth of Australia, (vii) “MXN” (Mexican peso) are to the currency of Mexico, (viii) “ZAR” (South African rand) are to the currency of South Africa, (ix) “COP” (Colombian peso) are to the currency of Colombia, (x) “PEN” (Peruvian nuevo sol) are to the currency of Peru, (xi) “ARS” (Argentinean peso) are to the currency of Argentina and (xii) “CNY” (Chinese renminbi) are to the currency of China.

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

On 4 October 2017, we completed the transition of the 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”) and stopped consolidating CCBA in our consolidated financial statements as of that date. Furthermore, on 30 March 2018, we completed the 50:50 merger of AB InBev’s and Anadolu Efes Biracilik ve Malt Sanayii AŞ’s (“Anadolu Efes”) existing Russia and Ukraine businesses. Following the closing of this transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are combined under AB InBev Efes (“AB InBev Efes”). The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method.

As announced on 26 July 2018, effective 1 January 2019, we are reorganizing our regional reporting structure. Going forward, our results will be reported under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We will continue to separately report the results of Global Export and Holding Companies. The key changes in the company’s structure are as follows: (i) the new Middle Americas region will combine the current Latin America West region and the Dominican Republic, Panama, Costa Rica, Guatemala and the Caribbean, which were previously reported in Latin America North region and (ii) the new South America region will combine the current Latin America South region and Brazil, which was previously reported in Latin America North region.

Effective 1 January 2019, IFRS 16 Leases will replace the current lease accounting requirements and introduce significant changes to lessee accounting. It requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date, together with a different recognition of lease costs.

We will report results in our new regional structure and apply the new IFRS 16 Leases standard for the first time for the three months ending 31 March 2019.

See “Item 5. Operating and Financial Review—B. Significant Accounting Policies—Summary of Changes in Accounting Policies” for further information on how our accounting policies changed in 2018.

-vii-

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. The principal sources generally used include IRI, Plato Logic Limited and AC Nielsen. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

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

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

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

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

-viii-

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

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

•	an inability to realize synergies and cost savings from the combination with SAB;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this annual report that are not historical; and

•	our success in managing the risks involved in the foregoing.

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

-ix-

Certain of the cost savings and synergies information related to the combination with SAB set forth in “Item 4. Information on the Company—B. Business Overview—1. Strengths and Strategy—Strengths” of this Form 20-F constitute forward-looking statements and may not be representative of the actual cost savings and synergies that will result from the combination with SAB. Such information included in this Form 20-F reflects potential opportunities for cost savings and synergies identified by us based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly there can be no assurance that these cost savings and synergies will be realized. The statements relating to the synergies, cost savings and business growth opportunities we expect to continue to achieve following the combination with SAB are based on assumptions. However, these expected synergies, cost savings and business growth opportunities may not be achieved. There can be no assurance that we will be able to continue to implement successfully the strategic and operational initiatives that are intended.

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

-x-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B. ADVISERS

Not applicable.

C. AUDITORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A. OFFER STATISTICS

Not applicable.

B. METHOD AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected historical financial information presented below as of 31 December 2018, 2017, 2016, 2015 and 2014, and for the five years ended 31 December 2018, has been derived from our audited consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Our financial statements presentation and reporting currency is the U.S. dollar. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2018 and 2017 and for the three years ended 31 December 2018 have been included in this Form 20-F.

The financial information in this Form 20-F and our consolidated financial statements represent the continuation of the financial statements of former AB InBev, our predecessor-in-interest.

	2018(7)	2017	2016(6)	2015	2014
	(USD millions)
Income Statement Data
Revenue(1)	54,619	56,444	45,517	43,604	47,063
Profit from operations	17,106	17,152	12,882	13,904	15,111
Profit from continuing operations	5,691	9,155	2,721	9,867	11,302
Profit of the period	5,691	9,183	2,769	9,867	11,302
Profit attributable to our equity holders	4,368	7,996	1,241	8,273	9,216

Weighted average number of Ordinary and Restricted Shares (million shares)(2)	1,975	1,971	1,717	1,638	1,634
Diluted weighted average number of Ordinary and Restricted Shares (million shares)(3)	2,011	2,010	1,755	1,668	1,665
Basic earnings per share (USD)(4)	2.21	4.06	0.72	5.05	5.64
Basic earnings per share from continuing operations (USD)(4)	2.21	4.04	0.69	5.05	5.64
Diluted earnings per share (USD)(5)	2.17	3.98	0.71	4.96	5.54
Dividends per share (USD)	2.05	4.33	3.85	3.95	3.52
Dividends per share (EUR)	1.80	3.60	3.60	3.60	3.00

Financial Position Data
Total assets	232,103	246,126	258,381	134,635	142,550
Equity	71,904	80,220	81,425	45,719	54,257
Equity attributable to our equity holders	64,486	72,585	71,339	42,137	49,972
Issued capital	1,736	1,736	1,736	1,736	1,736

Other Data
Volumes (million hectoliters)	567	613	500	457	459

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

(7)

The financial information for 2018 is presented under IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers which was adopted by us with effect on 1 January 2018 in accordance with the modified retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

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

Capital and credit market volatility, such as that experienced in recent years, may result in downward pressure on stock prices and the credit capacity of issuers. Potential changes in social, political, regulatory and economic conditions in the U.S. and the European Union, including the United Kingdom’s planned exit from the European Union and changes in policies governing foreign trade and imports, may be significant drivers of capital and credit market volatility. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our Ordinary Shares and our ADSs.

Our results of operations are affected by fluctuations in exchange rates.

Although we report our consolidated results in U.S. dollars, in 2018, we derived 71% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for our reporting purposes, as we cannot hedge against translational exposures. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

During 2018, several currencies, such as the Argentinean peso, the Australian dollar, the Brazilian real, the Colombian peso and the South African rand, depreciated against the U.S. dollar, which generally strengthened during the same period. Our total consolidated revenue was USD 54.6 billion for the year ended 31 December 2018, a decrease of USD 1.8 billion compared to the year ended 31 December 2017. The negative impact of unfavorable currency translation effects on our consolidated revenue in the year ended 31 December 2018 was USD 2.3 billion, primarily as a result of the impact of the currencies listed above.

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29 Financial Reporting in Hyperinflationary Economies), requiring us to restate the results of our operations for the year ended 31 December 2018 in hyperinflationary economies for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina. See “—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation” and “Item 5. Operating and Financial Review—Key Factors Affecting Results of Operations—Foreign Currency.”

Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our results of operations and profitability. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2018 Compared to the Year Ended 31 December 2017” for further details on the impact of currency translation effects on our results of operations.

In addition to currency translation risk, we incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than its respective functional currency, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedging policies in place to manage commodity price and foreign currency risks to protect our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure.

Much of our debt is denominated in U.S. dollars, while a significant portion of our cash flows is denominated in currencies other than the U.S. dollar. From time to time we enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of our liabilities to our cash flows could result in increased costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 29 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018, for further details on our approach to hedging commodity price and foreign currency risk.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on our results of operations.

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

We cannot predict future availability or prices of the raw materials or commodities required for our products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations, including as a result of unexpected increases in tariffs on such raw materials and commodities like aluminum. The foregoing may affect the price and availability of ingredients that we use to manufacture our products, as well as the cans and bottles in which our products are packaged. We may not be able to increase our prices to offset these increased costs or increase our prices without suffering reduced volume, revenue and operating income. To some extent, derivative financial instruments and the terms of supply agreements can protect against increases in materials and commodities costs in the short term. However, derivatives and supply agreements expire and upon expiry are subject to renegotiation and therefore cannot provide complete protection over the medium or longer term. To the extent we fail to adequately manage the risks inherent in such volatility, including if our hedging and derivative arrangements do not effectively or completely hedge against changes in commodity prices, our results of operations may be adversely impacted. In addition, it is possible that the hedging and derivative instruments we use to establish the purchase price for commodities in advance of the time of delivery may lock us into prices that are ultimately higher than actual market prices at the time of delivery. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” for further details on our approach to hedging commodity price risk.

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

We may be required to raise additional funds for our future capital needs or to refinance our current indebtedness through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms.

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

Since the combination with SAB we have undertaken further debt issuance and debt liability management exercises; see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Funding Sources—Borrowings” for more information on our financing activities.

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

In addition, ratings agencies may downgrade our credit ratings below their current levels, including as a result of the incurrence of financial indebtedness related to the combination with SAB. In October 2018, Moody’s Investors Service placed AB InBev’s A3 senior unsecured ratings on review to downgrade, citing downward rating pressure due to high financial leverage and our slow path to deleveraging following the October 2016 acquisition of SAB. In December 2018, Moody’s Investors Service concluded its ratings review and assigned a definitive rating of Baa1 (stable outlook) to AB InBev’s long-term debt obligations. As of the date of this annual report, our credit rating from S&P Global Ratings was A- for long-term obligations and A-2 for short-term obligations, with a Negative outlook, and our credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Any credit rating downgrade could materially adversely affect our ability to finance our ongoing operations and our ability to refinance the debt incurred to fund the combination with SAB, including by increasing our cost of borrowing and significantly harming our financial condition, results of operations and profitability, including our ability to refinance our other existing indebtedness.

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

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2018, after certain hedging and fair value adjustments, USD 7 billion, or 1.8%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 102.9 billion, or 98.2%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the Australian dollar, the Brazilian real, the Canadian dollar, the euro, the pound sterling, the South African rand and the South Korean won. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 29 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for further details on our approach, currency and interest rate risk.

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

A portion of our global portfolio consists of associates in new or developing markets, including investments where we may have a lesser degree of control over the business operations. For example, through our investment in the beverage operations of Société des Brasseries et Glacières Internationales and B.I.H. Brasseries Internationales Holding Limited we have exposure to a number of countries in Africa, through our investment in Anadolu Efes, we have exposure to Turkey and countries in the Commonwealth of Independent States, and through our investment in AB InBev Efes, we have exposure to Russia and Ukraine.

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

We seek to limit our exposure to market fluctuations in the supply of these raw materials by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans and glass bottles. Consolidation of the aluminum can industry and glass bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can and glass bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet the contractual obligations it owes to us or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices or lower quality than those agreed with that supplier. Additionally, we may be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations or our policies. These factors could have a material impact on our production, distribution and sale of beer, other alcoholic beverages and soft drinks and have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

In the past, we have made acquisitions of, investments in and joint ventures and similar arrangements with other companies and businesses. Much of our growth in recent years is attributable to such transactions, including the combination with SAB in 2016, the combination of AB InBev and Grupo Modelo in 2013, the combination of InBev and Anheuser-Busch Companies in 2008 and the combination of Interbrew S.A. and Ambev in 2004.

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

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies and may be restricted by applicable laws and accounting principles. In particular, 25.3% (USD 13.8 billion) of our total revenue of USD 54.6 billion in 2018 came from our Brazilian listed subsidiary, Ambev, which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. If we are not able to obtain sufficient cash flows from our domestic and foreign subsidiaries and affiliated companies, this could adversely impact our ability to pay dividends, and otherwise negatively impact our business, results of operations and financial condition. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” for further information in this respect.

An inability to reduce costs could affect our profitability, and, in particular we may not be able to fully realize all of the anticipated benefits and synergies of the combination with SAB.

Our future success and earnings growth depend in part on our ability to be efficient in producing, advertising and selling our products and services. A number of our subsidiaries are in the process of executing a major cost-saving and efficiency program and we are pursuing a number of initiatives to improve operational efficiency.

In particular, achieving the full anticipated advantages of the combination with SAB depends on the continued efficient combination of our activities with SAB, which continues to involve costs and uncertainties. For example, the combination with SAB increased our exposure to certain risks, including the challenge of continuing to develop collaborative relationships with SAB’s former partners in Eurasian and African countries in order to ensure that decisions are taken in such partnerships which promote our strategic and business objectives.

Furthermore, we are party to an agreement with Altria Group, Inc. (“Altria”), pursuant to which we provide assistance and co-operation to and give certain representations, indemnities and undertakings to Altria in relation to certain matters relevant to Altria under U.S. tax legislation (as amended from time to time, the “Tax Matters Agreement”). This agreement imposes some limits on our ability to effect certain reorganizations we might otherwise consider. See “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SAB—Tax Matters Agreement” for more information.

If we fail for any reason to successfully complete our cost-saving measures and programs as planned or to derive the expected benefits from these measures and programs, including if we fail to realize the full anticipated synergies of the combination with SAB, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term. Failure to generate significant cost savings and margin improvement through these initiatives could adversely affect our profitability and our ability to achieve our financial goals.

We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.

A substantial proportion of our operations are carried out in developing markets, representing approximately 56.9% of our 2018 revenue, which include Argentina, Bolivia, Brazil, China, Colombia, Ecuador, El Salvador, Honduras, India, Mexico, Mozambique, Nigeria, Paraguay, Peru, South Africa, Tanzania, Uganda, Vietnam and Zambia.

Our operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include political instability or insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement. Such factors could affect our results by causing interruptions to our operations or by increasing the costs of operating in those countries or by limiting our ability to repatriate profits from those countries. The financial risks of operating in developing markets also include risks of illiquidity, inflation (for example, Brazil and Argentina have periodically experienced extremely high rates of inflation), devaluation (see “—Our results of operations are affected by fluctuations in exchange rates.”) (for example, the Brazilian, Argentine, Colombian, Peruvian, Turkish and several African currencies have been devalued frequently during the last several decades), price volatility, currency convertibility and country default.

In particular, the results of our Argentinian operations have been significantly impacted in U.S. dollar terms in recent years by political instability, fluctuations in the Argentine economy (such as the devaluation of the Argentine peso in May and August 2018), governmental actions concerning the economy of Argentina (such as Argentina’s selective default on its restructured debt in July 2014), inflation and deteriorating macroeconomic conditions in the country. Our subsidiary Ambev indirectly owns 100% of the issued share capital of a holding company with operating subsidiaries in Argentina and other South American countries. Continued deterioration of the Argentine economy, or new foreign exchange, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, our financial condition and operating results. Further devaluations of the Argentine peso (or the functional currencies of other of our operations) in the future, if any, may also decrease our net assets in Argentina (and other of our operations), with a balancing entry in our equity. For further discussion of the risks imposed by hyperinflation in Argentina, see “—Our results of operations are affected by fluctuations in exchange rates.”

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

Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and tastes change. Such preferences can change rapidly and in unpredictable ways due to a variety of factors, including changing levels of health consciousness among target consumers (including concerns about obesity and alcohol consumption), changes in prevailing economic conditions, changes in the demographic make-up of target consumers, changing social trends and attitudes regarding alcoholic beverages, changes in travel, vacation or leisure activity patterns, negative publicity resulting from regulatory action or litigation against us or comparable companies or a downturn in economic conditions. Furthermore, developments in the regulatory frameworks governing the usage of cannabis could result in shifts in consumer preference and the impact that cannabis legalization could have on alcohol sales remains unclear. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products in the category.

Competition with brewers and producers of alternative beverages in our various markets and an increase in the purchasing power of players in our distribution channels could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures and/or prevent us from increasing prices to recover higher costs, thereby causing us to reduce margins or lose market share. Further, we may not be able to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than we can to emerging trends, such as the increasing consumer preference for “craft beers” produced by microbreweries.

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

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries. This attention is the result of a rising health and well-being trend that is reshaping the entire food and drinks industry and of fiscal concerns as health costs become an increasingly important component of public finances in some markets. In the long term, this trend represents a risk for our business if it results in the social acceptance of our products being diminished.

The global policy framework shaping the regulatory space for our products has evolved and the expectations of our stakeholders continue to increase. We welcome the opportunity to reduce the harmful use of alcohol. Despite the progress made on our Smart Drinking Goals, we may be criticized and experience an increase in the number of publications and studies debating our efforts to reduce the harmful consumption of alcohol, as advocates try to shape the public discussions.

We may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of our markets. Although public health concerns over harmful consumption of alcohol are frequently cited as the rationale for governments to increase beer taxation, fiscal needs or the lobbying of other alcohol categories are often also drivers. Additional regulatory restrictions on our business, such as those on opening hours or marketing activities (including the marketing or selling of beer at sporting events), may cause the social acceptability of beer to decline significantly and consumption trends to shift away from it, which would have a material adverse effect on our business, financial condition and results of operations.

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

Our business is highly regulated in many of the countries in which we or our licensed third parties operate. The regulations adopted by the authorities in these countries govern many parts of our operations, including brewing, marketing and advertising (in particular to ensure our advertising is directed to individuals of legal drinking age), consumer promotions and rebates, environmental protection, transportation, distributor relationships, retail execution, sales and data privacy. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties or loss of operating licenses.

We are also routinely subject to new or modified laws and regulations with which we must comply in order to avoid claims, fines and other penalties, which could adversely impact our business, results of operations and financial condition. For example, we are subject to the General Data Protection Regulation adopted in the European Union in April 2016, which was fully implemented in all member states in May 2018. Breach of any of these laws or regulations can lead to significant fines and/or damage to our reputation, as well as significantly restrict our ability to deliver on our digital productivity and growth plans.

The partnership between Labatt, the Canadian subsidiary of our subsidiary Ambev, and Tilray to research non-alcohol beverages containing tetrahydrocannabinol and cannabidiol, both derived from cannabis, could lead to increased legal, reputational and financial risks. While this partnership is currently limited to research in Canada, the laws and regulations governing recreational cannabis are still developing, including in ways that we may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which we operate, and violations of law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization is changing quickly and remains in flux.

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

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” and note 32 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018, for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

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

We entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB on 20 July 2016. As part of this consent decree, we agreed (i) not to acquire control of a distributor if doing so would result in more than 10% of our U.S. annual volume being distributed through majority owned distributorships in the U.S., (ii) not to terminate any wholesalers as a result of the combination with SAB, (iii) to review and modify certain aspects of our U.S. sales programs and policies to ensure that we do not limit the ability and incentives of independent distributors to sell and promote third-party brewers’ products and (iv) to notify the U.S. Department of Justice at least 30 days prior to the consummation of any acquisition of a beer brewer, importer, distributor or brand owner deriving more than USD 7.5 million in annual gross revenue from beer sold for further resale in the United States or from license fees generated by such sales, subject to certain exceptions. The consent decree was approved and entered by the U.S. federal district court in the District of Columbia on 22 October 2018. Unless the court grants an extension, the consent decree will expire on 20 July 2026 (ten (10) years after the U.S. Department of Justice filed its complaint); however, the consent decree may be terminated at any time after 22 October 2023 upon notice by the U.S. Department of Justice to the court that continuation of the consent decree is no longer necessary or in the public interest. Our compliance with our obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. Were we to fail to fulfill our obligations under the settlement, whether intentionally or inadvertently, we could be subject to monetary fines or other penalties. Our obligations under the settlement agreement (in particular the restrictions on our U.S. sales programs and policies) may also adversely impact our U.S. operations.

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

Taxation on our products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes (such as value-added tax (“VAT”)). In many jurisdictions, these taxes make up a large proportion of the cost of beer charged to consumers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption of our products and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products. These increases also adversely affect the affordability of our products and our profitability. In recent years, Australia, South Africa, Egypt, Singapore and Argentina among others, increased beer excise taxes. Tax increases can result in significant price increases and have a significant impact on our sales of beer. See “—Negative publicity, perceived health risks and associated government regulation may harm our business.”

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

In addition to excise taxes, additional charges may be levied in relation to tax stamps and other forms of fiscal marking. In the last year we have seen a strong pressure to introduce costly and ineffective fiscal marking systems in several African markets. The cost of these marking schemes could adversely affect our businesses in the relevant countries (including their profitability).

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

For example, the work being carried out by the Organization for Economic Co-operation and Development on base erosion and profit shifting and initiatives at the European Union level (including the anti-tax avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. Furthermore, the U.S. tax reform legislation signed on 22 December 2017 (Public Law 115-97) (the “Tax Act”), known as the Tax Cuts and Jobs Act, brings major tax legislation changes into law. While the Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21% and provides an exemption for certain dividends from 10%-owned foreign subsidiaries, the Tax Act expands the tax base by introducing further limitations on deductibility of interest, the imposition of a “base erosion and anti-abuse tax” and the imposition of minimum tax for “global intangible low-tax income,” among other changes which would adversely impact our results of operations. The overall impact of the Tax Act also depends on the future interpretations and regulations that may be issued by U.S. tax authorities, and it is possible that future guidance could adversely impact us.

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

We are subject to antitrust and competition laws in the jurisdictions in which we operate. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, in June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by us in Belgium and on 30 November 2017, the European Commission informed us of its preliminary view in a Statement of Objections that these practices are an infringement and invited us to respond. The fact that a Statement of Objections has been issued does not mean that the European Commission has concluded that there is an infringement. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Antitrust Matters” for more information. In addition, our Brazilian listed subsidiary, Ambev, has been subject to monitoring by antitrust authorities in Brazil. There can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation of existing antitrust or competition laws, the enforcement of existing antitrust or competition laws by competent authorities or civil antitrust litigation by private parties, or any agreements with competent antitrust or competition authorities, against us or our subsidiaries, including Ambev, will not affect our business or the businesses of our subsidiaries in the future or have a financial impact.

For example, we had to obtain regulatory clearances for the combination with SAB in over 30 jurisdictions, and certain regulatory authorities imposed conditions in connection therewith, including the United States, South Africa, Botswana, Malawi, Zambia, Zimbabwe, Ecuador, Colombia, El Salvador, Australia and Moldova. The terms and conditions of any authorizations, approvals and/or clearances obtained to date, or other actions taken by a regulatory authority following the closing of the combination with SAB to obtain further authorizations, approvals and/or clearances may require, among other things, the divestiture of our assets or businesses to third parties, changes to our operations, restrictions on our ability to operate in certain jurisdictions, restrictions on the two businesses combining their operations in certain jurisdictions or other commitments to regulatory authorities regarding ongoing operations. Any such actions could have a material adverse effect on our business and diminish substantially the synergies and the advantages which we expect to achieve from the combination with SAB or any subsequent M&A activity.

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

We operate our business and market our products in markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present us with political, economic and operational risks. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that employees or representatives of our subsidiaries, affiliates, associates, joint ventures or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act and Brazilian Law No. 12,846/13 (an anti-bribery statute that was enacted in January 2014). Such actions could expose us to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with misconduct under these laws and regulations, even if unwarranted or baseless, could damage our reputation and sales.

In respect of the FCPA, we cooperated with the U.S. Securities and Exchange Commission (the “SEC”) and the U.S. Department of Justice in connection with their investigations into the relationships of our current and former affiliates in India, including our former non-consolidated Indian joint venture, which we exited during 2015. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.” On 8 June 2016, the U.S. Department of Justice notified us that it was closing its investigation and would not be pursuing enforcement action in this matter. On 28 September 2016, we entered into a settlement agreement with the SEC, pursuant to which we agreed to pay an aggregate amount (including disgorgement and penalties) of approximately USD 6 million to the SEC and assume certain ongoing reporting and cooperation obligations, which ended on 28 September 2018.

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

As a global brewer, we also operate our business and market our products in countries that may be subject to export control regulations, embargoes, economic sanctions and other forms of trade restrictions imposed by the United States, the European Union, the United Nations and other participants in the international community. For example, we indirectly own, through AB InBev Efes, our combined company with Anadolu Efes, subsidiaries in

Russia and Ukraine. We do not sell directly into the Crimea region but are aware that indirect shipments may occur. In addition, certain of our associates also operate their business and market their products in countries subject to trade restrictions. For example, Anadolu Efes has an indirect interest in a Syrian soft drinks bottler and has limited distribution to Iran. Furthermore, our subsidiary Ambev operates a joint venture in Cuba with the Government of Cuba. See “—Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operation in Cuba may adversely affect our reputation and the liquidity and value of our securities.”

If we or any of our associates fail to comply with economic sanctions or trade restrictions imposed by the United States, the European Union or other national or international authorities that are applicable to us or them, we may be exposed to potential legal liability and the costs associated with investigating potential misconduct, as well as potential reputational damage. Moreover, new or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Syria, Cuba or other countries in which we or our associates do business may curtail our existing business and may result in serious economic challenges in these geographies, which could have a material adverse effect on our and our subsidiaries’ operations, and may result in impairment charges on goodwill or other intangible assets.

Additionally, the global reach of our operations exposes us to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. These tariffs could have a material adverse effect on our business and results of operations. Additionally, the U.S. federal government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, imposing additional tariffs on imports from China and potentially imposing other restrictions on exports from China to the United States. Consequently, it is possible that additional or higher tariffs will be imposed on products imported from foreign countries, including China, or that our business will be adversely impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs.

Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

On 28 January 2014, a subsidiary of our subsidiary Ambev acquired from us a 50% equity interest in Cervecería Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, we indirectly own, through our subsidiary Ambev, a 50% equity interest in Cervecería Bucanero S.A. The other 50% equity interest is owned by the Government of Cuba. Cervecería Bucanero S.A. is operated as a joint venture in which Ambev appoints the general manager. Cervecería Bucanero S.A.’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our non-U.S. subsidiaries. In 2018, Cervecería Bucanero S.A. sold 1.6 million hectoliters of beer, representing about 0.3% of our global volume of 567 million hectoliters for the year. Although Cervecería Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).

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

Our United States organization has approximately 5,100 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters. We recently completed negotiations of new five-year agreements with the Teamsters, which will expire on 29 February 2024.

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

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our business within the operating regions served. Any transitions of processes to, from or within shared services centers as well as other transformational projects could lead to business disruptions. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, operations disruptions, or the loss of or damage to intellectual property through a security breach. As with all information technology systems, our system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes.

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

While we continue to invest in new technology monitoring and cyberattack prevention systems, no commercial or government entity can be entirely free of vulnerability to attack or compromise given how rapidly and unpredictably techniques evolve to obtain unauthorized access or disable or degrade service. During the normal course of business, we have experienced and continue to expect to experience attempted breaches of our technology systems and networks from time to time. In 2018, as in previous years, we experienced several attempted breaches of our technology systems and networks. None of the attempted breaches of our systems (as a result of cyberattacks, security breaches or similar events) had a material impact on our business or operations or resulted in known material unauthorized access to our data or our customers’ data.

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

As of 31 December 2018, our goodwill amounted to USD 133.3 billion and intangible assets with indefinite useful lives amounted to USD 42.4 billion. If the continuing integration of our businesses with SAB’s businesses meets with unexpected difficulties or if the combined business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

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

As of 13 March 2019, our largest shareholder, Stichting Anheuser-Busch InBev (the “Stichting”), owned 33.84% of our voting rights (and the Stichting and certain other entities acting in concert with it (within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and/or the Belgian Law of 2 May 2007 on the disclosure of significant holdings in listed companies) held, in aggregate, 43.47% of our voting rights), based on the number of shares outstanding on 13 March 2019, excluding the 59,862,607 treasury shares held by us and our subsidiaries, Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”). In accordance with our articles of association, the Stichting has the ability to effectively control the election of a majority of our board of directors, as a result of which, under Belgian law, the Stichting has control of us. The Stichting is also able to have a significant influence on the outcome of corporate actions requiring shareholder approval, including mergers, share capital increases and other extraordinary items. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect.

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

Our Ordinary Shares currently trade on Euronext Brussels in euro and we have secondary listings of our shares on the Johannesburg Stock Exchange in South African rand and on the Mexican Stock Exchange (Bolsa Mexicana de Valores) in Mexican pesos. Our ADSs trade on the New York Stock Exchange (“NYSE”) in U.S. dollars. Fluctuations in the exchange rate between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of our Ordinary Shares trading in different currencies and between the value of our Ordinary Shares and ADSs, which may result in heavy trading by investors seeking to exploit such differences. Similarly, uncertainty over fiscal and budgetary challenges in the United States, Mexico, South Africa and/or Europe may negatively impact global economic conditions, and could trigger sharply increased trading and consequent market fluctuations, which would increase the volatility of, and may have an adverse effect upon, the price of our Ordinary Shares or ADSs.

In addition, as a result of fluctuations in the exchange rate between the U.S. dollar, the euro, the South African rand and the Mexican peso, the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in Belgium, South Africa or Mexico of any shares withdrawn from the American Depositary Receipt (“ADR”) depositary and the U.S. dollar equivalent of any cash dividends paid in euro on our Ordinary Shares represented by the ADSs could also decline.

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

We are a public limited liability company incorporated under the laws of Belgium. Shareholders may not enjoy under Belgian corporate law and our articles of association certain of the rights and protections generally afforded to shareholders of U.S. companies under U.S. federal and state laws and the NYSE rules. The rights provided to our shareholders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and/or state laws. In general, the Belgian Corporate Governance Code is a code of best practice applying to Belgian-listed companies on a non-binding basis. The Belgian Corporate Governance Code applies a “comply or explain” approach, i.e., companies may depart from the Belgian Corporate Governance Code’s provisions if, as required by law, they give a reasoned explanation of the reasons for doing so.

We rely on a provision in the NYSE Listed Company Manual that allows us to follow Belgian corporate law and the Belgian Corporate Governance Code with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. See “Item 16G. Corporate Governance” for additional information on these differences. In particular, the NYSE rules require a majority of the directors of a U.S.-listed company to be independent while, in Belgium, only three directors need be independent. Our board currently comprises three independent directors and 12 directors not deemed to be “independent” under the NYSE listing standards. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.” The NYSE rules further require that each of the nomination, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. All voting members of our Audit Committee are independent for purposes of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our Audit Committee, Nomination Committee and Remuneration Committee have members who would not be considered independent under NYSE rules, and, therefore, our Audit Committee, Nomination Committee and Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of the independence of these committees. However, our Audit Committee, Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and whom we consider to be free of any business or other relationship which could materially interfere with the exercise of their independent judgment. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Information about Our Committees—General.”

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

We are a Belgian public limited liability company. Certain of the members of our Board of Directors, as at 31 December 2018, the Executive Board of Management and, as of 1 January 2019, the Executive Committee and certain of the persons named herein are non-residents of the United States. All or a substantial portion of the assets of such non-resident persons and certain of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court pursuant to the relevant provisions of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal which are exhaustively listed in Article 25 of the Belgian Code of Private International Law. In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We are the world’s largest brewer by volume and one of the world’s top ten consumer products companies by revenue. As a consumer-focused, insights-driven company, we produce, market, distribute and sell a diversified portfolio of well over 500 beer and other malt beverage brands. These include brands with significant international distribution, such as Budweiser, Corona (except in the United States), Stella Artois, Beck’s, Leffe, Hoegaarden, Castle Lager (except in the United States), Castle Lite (except in the United States), and Redd’s (except in the United States); and brands primarily distributed to local markets such as Bud Light and Michelob Ultra in the United States; Corona Light, Modelo Especial, Negra Modelo, Victoria and Pacifico in Mexico; Skol, Brahma and Antarctica in Brazil; Aguila and Poker in Colombia; Cristal and Pilsen Callao in Peru; Quilmes in Argentina; Jupiler in Belgium and the Netherlands; Franziskaner in Germany; Carling Black Label and Hansa Pilsener in South Africa; Hero in Nigeria; Safari and Kilimanjaro in Tanzania; Harbin and Sedrin in China; Cass in South Korea; and Victoria Bitter and Carlton Draught in Australia. We also produce and distribute soft drinks, particularly in Central and South America and Africa, and near beer products, such as the Rita family and Bon & Viv Spiked Seltzer in the United States; Palm Bay and Mike’s Hard Lemonade in Canada; and Lexington Hill in Australia.

Our dedication to quality goes back to a brewing tradition of more than 600 years with the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with origins in St. Louis, U.S.A. since 1852, and the history of the South African Breweries with its origins in Johannesburg in 1895. As of 31 December 2018, we employed approximately 175,000 people based in nearly 50 countries worldwide. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our geographic regions. We currently report our results under the following six regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific. We also report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses, which have not been allocated to the regions. Effective 1 January 2019, we are reorganizing our regional reporting structure. Going forward, our results will be reported under the following five regions: North America, Middle Americas (combining the current Latin America West region and the Dominican Republic, Panama, Costa Rica, Guatemala and the Caribbean, which were previously reported in the Latin America North region), South America (combining the current Latin America South region and Brazil, which was previously reported in the Latin America North region), EMEA and Asia Pacific. We will continue to separately report the results of Global Export and Holding Companies.

Our 2018 volumes (beer and non-beer) were 567 million hectoliters and our revenue amounted to USD 54.6 billion.

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

•

In 2004, Interbrew combined with Ambev, a Brazilian company originally formed by the combination of Brahma and Antarctica in 1999–2000, resulting in the creation of InBev. Ambev is listed on the New York Stock Exchange and on the São Paulo Stock Exchange. As of 31 December 2018, we had a 61.9% voting and economic interest in Ambev.

•	In July 2008, InBev combined with Anheuser-Busch Companies by way of an offer for USD 54.8 billion, as a result of which we changed our name to Anheuser-Busch InBev SA/NV.

•

In 2013, we announced the completion of our combination with Grupo Modelo in a transaction valued at USD 20.1 billion, following which we owned approximately 95% of Grupo Modelo’s outstanding shares. We acquired the remaining shares via a mandatory tender offer, which completed in August 2015.

•

In 2013, in another transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its U.S. business to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate. The transaction included the sale of Grupo Modelo’s Piedras Negras brewery, Grupo Modelo’s 50% stake in Crown Imports and perpetual rights to certain of Grupo Modelo’s beer brands in the United States. As a consequence, we granted Constellation Brands, Inc. the exclusive and perpetual right to market and sell Corona and certain other Grupo Modelo beer brands in the 50 states of the United States, the District of Columbia and Guam. In December 2016, we also completed the sale of our brewery plant located in Obregón, Sonora, México to Constellation Brands, Inc. for a sale price of approximately USD 600 million.

•

In October 2016, we completed our combination with SAB, valued at a gross purchase consideration of USD 114 billion. See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes—Acquisition of SAB” for more information on the combination with SAB.

•

On 30 March 2018, we combined Russia and Ukraine businesses with those of Anadolu Efes through the creation of a new company called AB InBev Efes (“AB InBev Efes”). Following the closing of this transaction, the newly combined business is fully consolidated into Anadolu Efes. As a result of the transaction, we have stopped consolidating these operations and account for our investment in AB InBev Efes under the equity method.

In connection with the combination with SAB, we transferred SAB’s business in Panama to Ambev in exchange for Ambev’s businesses in Colombia, Peru and Ecuador. We undertook certain divestitures, with the goal of proactively addressing potential regulatory considerations regarding the combination with SAB, including the following:

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

•

On 12 April 2017, we completed the sale of our approximately 26.4% interest in Distell Group Limited to Public Investment Corporation Limited, acting on behalf of the Government Employees Pension Fund.

•

On 4 October 2017, we completed the transition of our 54.5% equity stake in Coca-Cola Beverages Africa (Pty) Ltd to The Coca-Cola Company for USD 3.15 billion, after customary adjustments. The companies continue to work on the terms and conditions for the agreements with respect to certain markets in Africa.

Furthermore, during 2016, 2017 and 2018, we performed a series of other investments and disposals. For further details, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.”

B. BUSINESS OVERVIEW

1.	STRENGTHS AND STRATEGY

Strengths

We are building a company to last, brewing beer and building brands that will continue to bring people together for the next 100 years and beyond. As a global family of local companies, we unite approximately 175,000 exceptional people in nearly 50 countries and more than 500 brands around a passion for brewing the highest quality beer. We believe that the following key strengths will drive the realization of our strategic goals and reinforce our competitive position in the marketplace:

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

In 2018, we were one of the largest consumer products companies worldwide, measured by EBITDA, as defined, and held the number one position in terms of total market share of beer by volume in the world, according to Plato Logic Limited. We hold the number one position in terms of total market share of beer by volume, based on our estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. We estimate that we hold the number three position in total market share of beer by volume, and the number one position by volume in the fast-growing premium beer category, in China, the world’s largest beer market by volume.

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

Developed markets represented approximately 43.1% of our 2018 revenue and developing markets represented 56.9% of our 2018 revenue. Our developing markets include Argentina, Bolivia, Brazil, China, Colombia, Ecuador, El Salvador, Honduras, India, Mexico, Mozambique, Nigeria, Paraguay, Peru, South Africa, Tanzania, Uganda, Vietnam and Zambia.

Strong brand portfolio with global, multi-country and local brands

Our strong brand portfolio addresses a broad range of demand for different types of beer, comprising three categories:

•

Global brands: Capitalizing on common values and experiences which appeal to consumers across borders, our three global brands, Budweiser, Corona and Stella Artois, have recognition and appeal worldwide in a significant number of markets globally;

•

Multi-country brands: Building from a strong consumer base in their home market, our multi-country brands, Beck’s, Castle Lager, Castle Lite, Hoegaarden and Leffe, bring international flavor to selected markets, connecting with consumers across continents; and

•

Local brands: Offering locally popular tastes, local brands such as Aguila, Bud Light, Carlton Draught, Cass, Cristal, Harbin, Poker, Skol and Victoria connect particularly well with consumers in their home markets.

With more than 500 brands, of which 18 had an estimated retail sales value of over USD 1 billion in 2018, we believe our portfolio is the strongest in the industry. Eight of our brands—Budweiser, Bud Light, Stella Artois, Corona, Skol, Brahma, Aguila and Modelo—are ranked among the Global Top Ten most valuable beer brands by BrandZ™.

Our passion for brewing was evidenced by the 377 awards we won around the world this year, making us the most awarded brewer at major international beer competitions. We continue to focus on creating the highest quality beers to meet consumer needs across a wide variety of occasions.

Our strategy is to focus our attention on our core to premium brands. As a result, we make clear brand choices and seek to invest behind brands that build deep connections with consumers and meet their needs. We seek to replicate our successful brand initiatives, market programs and best practices across multiple geographic markets.

Africa plays a unique role in the AB InBev Group

We believe that Africa, as a continent, has hugely attractive markets with increasing gross domestic products, a growing middle class and expanding economic opportunities. Africa is also growing in importance in the context of the global beer industry. It is expected that the African continent will represent approximately 9.1% of the global beer industry by volumes by 2030, up from approximately 6.8% in 2017, with beer volumes in Africa expected to grow at over twice the rate of global beer volumes between 2017 and 2030, according to Plato Logic Limited.

Beer offers a significant potential for the economic and human development of many African countries. This is due to beer manufacturing high economic multiplier effects and its capacity to expand formalization in early stages of development. We believe that, in partnership with local governments and civil society, it is possible to enlarge this positive economic development potential using innovations such as the ones we have developed in Uganda and Mozambique that allow the sustainable and competitive use of local raw material.

Prior to the combination with SAB, AB InBev did not have any significant operations in Africa and we believe that the continent will play a vital role in our future, building upon the strong history and success of SAB in the region dating back to the nineteenth century.

As a sign of our commitment to South Africa, our Ordinary Shares are listed on the Johannesburg Stock Exchange, through a secondary listing.

Strong consumer insights-driven brand development capabilities

As a consumer-focused, insights-driven company, we continue to strive to understand the values, lifestyles and preferences of today’s consumers. We expect that this will allow us to remain relevant, as well as build fresh appeal and competitive advantage through innovative products and services tailored to meet evolving consumer needs. We believe that consumer demand can be best anticipated by a close relationship between our innovation and insight teams in which current and expected market trends trigger and drive research processes. Successful examples of recently developed products or insights deployed include ULTRA Pure Gold (United States), Budweiser Copper

Lager (United States), Bud Light Orange (United States), Bud Light Radler (Canada), Carlton Zero (Australia), Corona Ligera – Mid-Strength (Australia), Harbin Crystal Ice (China), Beck’s Ice (India), Nossa (Brazil), Skol Beats Fire (Brazil), Victoria Fuego (Mexico), Taurino (El Salvador), Andes Origen Blonde, Red, Black and IPA (Argentina), Patagonia Porter (Argentina), Pilsen Ñande (Paraguay), Beck’s Gold (Bolivia), Hertog Jan Enkel (Netherlands), Pure Blonde by Jupiler (Belgium), Leffe 0.0% (Belgium), Michelob Ultra (UK) and Stella Artois Gluten Free (UK).

We believe that our internal excellence programs are a major competitive advantage. The World Class Commercial Academy is an integrated marketing and sales execution program designed to continuously improve the quality of our sales and marketing capabilities and processes by ensuring they are fully understood by all relevant employees and consistently followed.

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

We expect the combination with SAB to generate synergies and cost savings as we continue our integration with SAB. In October 2017, we further updated our synergy and cost-savings expectation from USD 2.8 billion per annum as of 31 December 2016 to USD 3.2 billion per annum on a constant currency basis. Of our original expectation of USD 2.45 billion per annum, we announced USD 1.4 billion per annum as transaction synergies, and USD 1.05 billion per annum was previously announced by SAB as cost-savings initiatives. From this USD 3.2 billion total, USD 547 million per annum was reported by SAB as of 31 March 2016, and USD 2.4 billion was captured between 1 April 2016 and 31 December 2018. The balance of approximately USD 250 million is expected to be captured by the end of 2019. Synergies are still expected to come from:

•

procurement and engineering savings, which are generated from third-party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and re-engineering of associated processes across our cost base;

•

brewery and distribution efficiency gains, which are generated from the alignment of brewery, bottling and shipping productivity including: reduced water, energy usage and extract losses, as well as optimization of other brewery and distribution processes across geographies;

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

Experienced management team with a strong track record of delivering synergies through business combinations

During the last two decades, our management, including the management of our predecessor companies, has executed a number of merger and acquisition transactions of varying sizes, with acquired businesses being successfully and smoothly integrated into our operations, realizing significant synergies. Notable historical examples include the creation of Ambev in 2000 through the combination of Brahma and Antarctica, the acquisition of Beck’s by Interbrew in 2002, the combination of Ambev and Quilmes in 2003, Ambev gaining control of Labatt in 2004 and the creation of InBev in 2004 from the combination of Interbrew and Ambev. More recent examples include the combination with Anheuser-Busch Companies in November 2008, the combination with Grupo Modelo in June 2013 and the combination with SAB in 2016.

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

Strategy

Delivering organic growth

We have a long-term focus on top-line growth, and delivering consistent, profitable top-line growth is our number one priority. We are building a company for the next 100 years. We have a comprehensive strategy focused on three inter-locking strategic frameworks:

1.

The market maturity model is a framework that classifies our markets against a maturity level and share of beer. We know that the beer category evolves as markets mature and we use the market maturity model to group markets into clusters based on maturity level. We have found that the growth opportunity for beer differs across each level of maturity. The model enables us to develop our portfolios and commercial capabilities with a future-facing mind-set, so we can predict the evolution of a market and anticipate market dynamics from more mature markets, set specific priorities based on a market’s cluster and optimize our portfolio of brands to address consumer occasions across clusters.

2.

Category expansion framework guides us in shaping our brand portfolio to take advantage of the new occasions in evolving markets. We use this framework to identify which types of beer will best fit the adapting needs of an evolving market. This allows us to expand our offerings to anticipate and deliver the types of beer our consumers desire. Our vision is to structure the evolution of beers to be similar to other categories (to stretch the price ladder through premiumization, add lower bitterness propositions, introduce sophisticated options and extend to savorings and refinement). We believe that the insights derived from the category expansion framework will enable our company to achieve further growth across our diverse geographic footprint at different levels of maturity.

3.

Growth champions: We use growth champions to ensure that we expand our portfolios and related commercial practices efficiently and at the right time. This process follows one of our most successful business systems, efficiency systems, which provide a benchmark to open gaps, share best practices and then execute on them in a deliberate manner in order to deliver increasing cost-efficiency. We are now replicating this system through growth champions, benchmarking best practices for top-line growth around the world and implementing them in new markets with similar characteristics to leverage our scale.

Since the combination of SAB, we have adopted a new way of looking at the beer category that recognizes different market maturities and the role of brand portfolios in driving category health. We are excited about the growth opportunities we are seeing in more than 50 countries—in both developed and developing markets—and this positions us for sustainable and profitable long-term revenue growth. We are focused on delivering growth opportunities and elevating the category. We aim to grow our revenue organically ahead of the industry benchmark of volume growth plus inflation, on a country-by-country basis. As a result of now having operations in virtually every major beer market, we have insight into consumer trends and habits, and global macro trends. Specifically:

•

We are bringing together the “best of both”: we are sharing best practices both ways. We have developed a deep appreciation for the complementary knowledge, initiatives and ideas that our former SAB colleagues bring to the table, including:

•	comprehensive insights on expanding the beer category by making it more attractive to consumers on more occasions;

•	perspective on how consumption patterns evolve in developing regions and what that means for premiumization efforts; and

•	replicable models for unlocking the value of lager brands.

•	We have strengthened our position in developing regions, with excellent growth prospects in Asia, Central and South America and Africa, which will play a key role in our company going forward.

•	We are continually diversifying and innovating our products to offer more choice with the same quality.

•

We are brand builders and are committed to building great brands that stand the test of time. Our brands must remain relevant to existing consumers, be capable of winning new consumers, and secure their long-term brand loyalty. We will continue to invest and drive strong consumer preference for our brands and continued premiumization of our brand portfolio.

•

Opportunities exist to develop brands and offerings to gain share of alcohol in non-traditional beer occasions. We will further strengthen brand innovation in order to stay ahead of market trends and maintain consumer appeal.

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

Today, we have an enhanced understanding of the key moments of consumption, and to focus our sales, marketing, product development and other brand-building activities on capturing a greater share of these consumption opportunities. We believe that by understanding, embracing and enriching consumption moments and occasions, we have the opportunity to accelerate growth and deliver increased shareholder value.

Our strategy is based on our Dream of Bringing People Together for a Better World

We strive to achieve this every day. By combining scale, resources and energy with the needs of the communities we serve, we believe we have the drive and tools to help make it happen.

We are committed to driving long-term growth and creating value for our business partners and stakeholders. Through our products, brands and investment in communities, we are excited to work toward the Dream of Bringing People Together for a Better World.

With operations in virtually every major beer market and an expanded portfolio that includes global, multi-country and local brands, we are providing more choices for consumers around the world to better meet their needs and expectations. We expect that our expanded reach will help grow our global and multi-country brands, while we continue to develop local brands tailored to regional tastes and trends.

Through our reach, resources and energy, we are addressing the needs of our communities by:

•

Improving environmental and social sustainability: We depend on natural resources to brew our beers and strive to use resources responsibly and preserve them for the future. That is why we factor sustainability into how we do business, including how we source water, energy and raw materials. We develop innovative programs across our supply chain to improve our sustainability performance with our business partners. To improve lives in the communities we are part of, we also support the farmers and small retailers in our value chain to help them be more productive. To facilitate progress, we combined our sustainability and procurement activities under a single function led by a member of our senior leadership team.

•

Promoting smart drinking: We want every experience with beer to be a positive one. We believe that the harmful use of alcohol is bad for consumers, society and our business. We’re a global company, brewing beers and building brands that will continue to bring people together for a better world for the next 100 years and beyond. This requires thriving communities across the globe where harmful use of alcohol no longer presents a social challenge. We established our Global Smart Drinking Goals in December 2015 to contribute to the World Health Organization’s target of reducing the harmful use of alcohol by at least 10% in every country by 2025 and the United Nations Sustainable Development Goal of strengthening the prevention of harmful use of alcohol globally. Our Global Smart Drinking Goals are intended to serve as a laboratory to identify and test replicable programs, implement them in partnership with others and ensure they are independently and transparently evaluated.

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

Cost management and efficiency

We strive to continuously improve efficiency by unlocking the potential for variable and fixed-cost savings by seeking to:

•	maintain long-term cost increases below inflation, benefiting from the application of cost-efficiency programs such as ZBB and VPO, internal and external benchmarking, as well as from our size;

•	leverage our global procurement office to generate further cost savings, and build on our supplier relationships to bring new ideas and innovation to our business; and

•

continue to share best practices across all functions, as well as benchmark performance externally against other leading companies. Cost management and efficiency will be part of an ongoing process and fueled by an ownership mindset.

2.	PRINCIPAL ACTIVITIES AND PRODUCTS

We produce, market, distribute and sell a portfolio of well over 500 beer and malt beverage brands. We have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our regions.

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

The table below sets out the main brands we sell in the markets listed below as of 31 December 2018. We expect that significant growth opportunities will arise from marketing our brand portfolio through a largely complementary distribution network.

Country by Region(1)	Brands
North America
Canada	Beer: Alexander Keith’s, Archibald, American Vintage, Bass, Beck’s, Bud Light, Budweiser, Busch, Corona, Fosters, Hoegaarden, Goose Island, Kokanee, Labatt 50, Labatt Blue, Labatt Blue Light, Lakeport, Leffe, Löwenbräu, Lucky, Michelob Ultra, Mike’s Hard Lemonade, Mill Street, Okanagan, Oland, Palm Bay, Rolling Rock, Rockstar, Shock Top, Bon & Viv Spiked Seltzer, Stanley Park, Spaten, Stella Artois, Tail Spin
United States	Beer: 10 Barrel, Bass, Beck’s, Blue Point, Breckenridge, Bud Light, Bud Light Lime, Budweiser, Busch, Busch Light, Devil’s Backbone, Elysian, Estrella Jalisco, Four Peaks, Golden Road, Goose Island, Hoegaarden, Karbach, Leffe, Rita family, Michelob Ultra, Natural Light, Rolling Rock, Shock Top, Bon & Viv Spiked Seltzer, Stella Artois, Virtue, Wicked Weed
Latin America West
Colombia	Beer: Bahia, Aguila family, Bogota Beer Company, Budweiser, Club Colombia family, Cola y Pola, Corona, Costeña family, Modelo Especial, Pilsen, Poker family, Redd’s, Stella Artois, Azteca, Beck’s, Brahma, Busch Light
Non-Beer: Pony Malta, Malta Leona
Ecuador	Beer: Budweiser, Club family, Pilsener family, Corona, Stella Artois, Beck’s
Non-Beer: Manantial water, Pony Malta

Country by Region(1)	Brands
El Salvador	Beer: Golden, Pilsener, Corona, Taurino, Modelo, Stella Artois, Budweiser, Bud Light
Honduras	Beer: Barena, Corona, Imperial, Port Royal, SalvaVida, Michelob Ultra, Bud Light
Mexico	Beer: Barrilito, Bocanegra, Bud Light, Budweiser, Corona, Corona Cero (non-alcoholic), Corona Light, Cucapá, Day of the Dead, Estrella, Goose Island, Hoegaarden, Leon, Mexicali, Michelob Ultra, Modelo Ambar, Modelo Especial, Modelo Trigo, Montejo, Negra Modelo, Pacifico, Stella Artois, Tijuana, Tropical Light, Victoria
Peru	Beer: Arequipeña, Brahma, Budweiser, Corona, Cristal, Cusqueña family, Michelob Ultra, Pilsen Callao, Pilsen Trujillo, San Juan. Stella Artois
Non-Beer: Agua Tonica Backus, Guaraná Backus family, Maltin Power, San Mateo water, Viva Backus
Latin America North
Brazil	Beer: Antarctica, Bohemia, Brahma, Budweiser, Colorado, Corona, Hoegaarden, Leffe, Original, Nossa, Serramalte, Skol, Skol Beats, Stella Artois
Non-Beer: Guaraná Antarctica, Do Bem, Fusion, Gatorade, Lipton, Pepsi
Dominican Republic	Beer: Bohemia, Brahma, Budweiser, Corona, Franziskaner, Goose Island, Hoegaarden, Leffe, Modelo (Especial and Negra), Presidente, Stella Artois, Shock Top, Spaten, The One
Non-Beer: 7UP, Guaraná Antarctica, Enriquillo, Coco Rico, Malta Bohemia, Malta Löwenbräu, Malta Morena, Montpellier water, Pepsi, Red Bull, Red Rock, 911, VitaMalt
Guatemala	Beer: Bass, Beck’s Blue, Brahva, Bud Light, Budweiser, Busch Light, Corona, Goose Island, Hoegaarden, Leffe, Modelo (Especial and Negra), Shock Top, Stella Artois
Panama	Beer: Atlas, Atlas Golden Light, Balboa family, Budweiser, Corona, Presidente
Non-Beer: 7UP, Agua Brisa, Malta Vigor, Mirinda, Pepsi family, Pony Malta, H20, Schweppes, Canada Dry
Latin America South
Argentina(1)	Beer: Andes, Budweiser, Beck’s, Brahma, Corona, Franziskaner, Hoegaarden, Leffe, Löwenbräu, Negra Modelo, Patagonia, Quilmes, Stella Artois, Skol, Zillertal
Non-Beer: 7UP, Gatorade, H2OH!, Mirinda, Paso de los Toros, Pepsi, Red Bull, Tropicana, Antárctica Guaraná, Awafrut, Glaciar, Nestle Pureza Vital, Eco de los Andes
Bolivia	Beer: Báltica, Brahma, Corona, Ducal, Huari, Imperial, Maltín, Paceña, Stella Artois, Taquiña,
Non-Beer: 7UP, Pepsi, Mirinda, Antárctica Guaraná, Gatorade, H2OH!
Chile	Beer: Baltica, Beck’s, Becker, Budweiser, Busch, Corona, Cusqueña, Goose Island, Leffe, Hoegaarden, Stella Artois, Negra Modelo, Quilmes, Malta del Sur, Modelo Especial, Paceña
Paraguay	Beer: Baviera, Brahma, Budweiser, Corona, Franziskaner, Hoegaarden, Leffe, Löwenbräu, Norte, Ouro Fino, Patagonia, Pilsen, Stella Artois,

Country by Region(1)	Brands
Uruguay	Beer: Beck’s, Brahma, Budweiser, Corona, Franziskaner, Hoegaarden, Leffe, Löwenbräu, Negra Modelo, Norteña, Patagonia, Patricia, Pilsen, Quilmes, Stella Artois, Zillertal,
Non-Beer: 7UP, Gatorade, H2OH!, Mirinda, Paso de los Toros, Pepsi, Teem
EMEA
Belgium	Beer: Beck’s, Belle-Vue, Budweiser, Corona, Cubanisto, Ginette family, Hoegaarden, Jupiler, Kwak, Leffe, Stella Artois, Tripel Karmeliet, Vieux Temps
France	Beer: Beck’s, Bud, Camden, Corona, Cubanisto, Ginette, Goose Island, Hoegaarden, Jupiler, Kwak, Leffe, Loburg, Stella Artois, Triple Karmeliet
Germany	Beer: Beck’s, Corona, Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten
Italy	Beer: Beck’s, Birra Del Borgo family, Bud, Corona, Franziskaner, Hoegaarden, Leffe, Löwenbräu, Spaten, Stella Artois
Luxembourg	Beer: Beck’s, Diekirch, Hoegaarden, Jupiler, Leffe, Mousel, Stella Artois
Netherlands	Beer: Beck’s, Corona, Dommelsch, Hertog Jan, Hoegaarden, Jupiler, Leffe, Stella Artois
Spain	Beer: Beck’s, Budweiser, Cervezas La Virgen, Corona Cerveza, Dorada family, Franziskaner, Kelson, Leffe, Saturday, Stella Artois, Tropical family
United Kingdom	Beer: Bass, Beck’s, Beck’s Blue, Belle Vue, Blue Point Toasted lager, Boddingtons, Brahma, Budweiser, Budweiser Prohibition, Bud Light, Camden Town, Corona, Cubanisto, Flowers, Franziskaner, Goose Island, Hoegaarden, Leffe, Löwenbräu, Mackeson, Michelob Ultra, Modelo Especial, Old Blue Last, Pacifico, Spaten, Stella Artois, Whitbread, Cidre, Magners
AFRICA
Botswana	Beer: Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite, Castle Free, Castle Milk Stout, Core Original, Flying Fish, Hansa Pilsener, Lion Lager, Redd’s, Stella Artois, St. Louis family
Non-Beer: Bonaqua, Chibuku, Keone Mooka Mague
Ghana	Beer: Castle Milk Stout, Chairman, Club Premium Lager, Club Shandy, Eagle, Stella Artois
Non-Beer: Beta Malt
Lesotho	Beer: Budweiser, Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Maluti Premium Lager, Redd’s, Stella Artois
Malawi	Beer: Carling Black Label, Castle Lager, Castle Lite, Mageu
Non-Beer: Chibuku, Chibuku Super, Chibuku Super Chocolate, Maheu
Mozambique	Beer: 2M, Budweiser, Carling Black Label, Castle Lite, Dourada, Flying Fish, Hansa Pilsener, Impala, Laurentina family, Manica, Redd’s, Stella Artois
Non-Beer: Chibuku, Chibuku Super
Namibia	Beer: Budweiser, Carling Black Label, Castle Lager, Castle Lite, Corona, Eagle Lager, Flying Fish, Redd’s, Stella Artois
Nigeria	Beer: Budweiser, Castle Lite, Eagle, Hero, Redd’s, Stella Artois, Trophy

Country by Region(1)	Brands
Non-Beer: Rootz, Beta Malt, Grand Malt
South Africa	Beer: Beck’s, Beck’s Blue, Budweiser, Brutal Fruit, Carling Black Label, Carvers Weiss, Castle 1895, Castle Lager, Castle Free, Castle Lite, Castle Lite Lime, Castle Milk Stout, Castle Milk Stout Chocolate, Corona, Flying Fish family, Hansa Pilsener, Hoegaarden, Lion Lager, No 3 Fransen Street, Leffe, Liberado, Newlands Spring, Redd’s family, Stella Artois
Swaziland	Beer: Budweiser, Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Eagle Lager, Flying Fish, Hansa Pilsener, Lion Lager, Redd’s, Sibebe, Stella Artois
Non-Beer: Bonaqua water, Imvelo, Megeu
Tanzania	Beer: Balimi, Budweiser, Castle Lager, Castle Lite, Castle Milk Stout, Eagle, Kilimanjaro, Redd’s, Safari
Non-Beer: Bia Bingwa, Chibuku, Chibuku Super, Grand Malt, Konyagi, Nzagamba, Ndovu Special Malt
Uganda	Beer: Budweiser, Chairman’s ESB, Castle Lite, Castle Milk Stout, Club Pilsener, Eagle family, Nile family, Redd’s
Non-Beer: Chibuku Extra, Shibuku Super
Zambia	Beer: Budweiser, Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite Eagle, Flying Fish, Mosi, Redd’s, Stella Artois
Non-Beer: Chibiku, Chibuku Super, Mageu
Asia Pacific
Australia	Beer: 4 Pines, Abbotsford Invalid Stout, Aguila, Beck’s, Beez Neez, Budweiser, Carlton family, Carlton Dry family, Cascade family, Corona, Corona Ligera, Crown Lager, Dogbolter, Yak family, Foster’s family, Frothy, Great Northern Brewing Co. family, Goose Island, Helga, Hoegaarden, Leffe, Matilda Bay family, Melbourne Bitter, Minimum Chips, NT Draught, Pacific Radler, Pirate Life, Powers Gold, Pure Blonde family, Redback, Reschs, Sheaf Stout, Stella Artois, Victoria Bitter
Non-Beer: Black Douglas spirits, Bulmers family, Cougar spirits, Dirty Granny, Kopparberg family, Mercury family, Strongbow family
China	Beer: Beck’s, Boxing Cat, Budweiser, Corona, Franziskanner, Ginsber, Goose Island, Harbin family, Hoegaarden, Sedrin, Stella Artois
India	Beer: Budweiser, Foster’s, Haywards 2000, Haywards 5000, Knock Out, Royal Challenge
South Korea	Beer: Budweiser, Cass, Corona, Hoegaarden, OB Premier, Stella Artois, Victoria Bitter, Cafri, Suntory
Vietnam	Beer: Budweiser, Beck’s family, Hoegaarden, Leffe, Corona, Stella Artois, Zorok

Notes:

(1)

Effective 1 January 2019, we are reorganizing our regional reporting structure. We will report results in our new regional structure for the first time for the three months ending March 31, 2019. See “Item 5. Operating and Financial Review—C. Business Segments”).

The table below sets out our sales broken down by business segment for the periods shown:

	2018		2017		2016(2)
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	15,504	28.4%	15,588	27.6%	15,698	34.5%
Latin America West	9,999	18.3%	9,238	16.4%	5,188	11.4%
Latin America North	8,990	16.5%	9,775	17.3%	8,461	18.6%
Latin America South	2,863	5.2%	3,363	6.0%	2,850	6.3%
EMEA	8,374	15.3%	10,344	18.3%	6,010	13.2%
Asia Pacific	8,470	15.5%	7,804	13.8%	6,074	13.3%
Global Export and Holding Companies	419	0.8%	332	0.6%	1,237	2.7%

Total	54,619	100.0%	56,444	100.0%	45,517	100.0%

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

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2018 Compared to the Year Ended 31 December 2017—Revenue” and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2017 Compared to the Year Ended 31 December 2016—Revenue.”

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 10.9% of consolidated volumes in 2018, 16.4% of consolidated volumes in 2017 and 12.4% of consolidated volumes in 2016. In terms of revenue, our non-beer activities generated 8.2% of consolidated revenue in 2018 compared to 10.9% in 2017 and 9.0% in 2016, based on our actual historical financial information for these periods.

	Beer(1)(3)			Non-Beer(4)			Consolidated
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Volume (million hectoliters)	505	513	438	62	100	62	567	613	500
Revenue(2) (USD million)	50,134	50,301	41,421	4,485	6,143	4,096	54,619	56,444	45,517

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

(3)	The beer category includes near beer beverages, such as the Rita family of beverages and Bon & Viv Spiked Seltzer.
(4)	The non-beer category includes soft drinks and certain other beverages.

Beer

Our brands are the foundation and the cornerstone of our relationships with consumers. We invest in our brands to create long-term and sustainable competitive advantages by meeting the various needs and expectations of consumers and by developing leading brand positions around the globe.

On the basis of quality and price, beer can be differentiated into the following categories:

•	Premium or high-end brands;

•	Core brands; and

•	Value, discount or sub-premium brands.

Our brands are positioned across all of these categories. For example, a brand like Stella Artois generally targets the premium category across the globe, while a brand like Skol targets the core segment in Brazil and Natural Light targets the sub-premium category in the United States. We have a particular focus on core-to-premium categories but are also present in the value category where the market structure in a particular country necessitates its presence.

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

•

Budweiser is one of the top-selling beers in the United States. Globally, Budweiser volumes have grown every year since 2010, including growth of 4.0% in 2018. Budweiser sales outside the United States represented over 71.8% of global Budweiser volume in 2018, driven by strong growth in Asia, Brazil, Africa and India. Budweiser was a sponsor of the 2018 FIFA World Cup™ and achieved the number 1 position in share of conversation, reaching 1.2 billion video views throughout the tournament period. Budweiser will continue this sponsorship for the 2022 FIFA World Cup™.

•

Castle Lager is popularly described as South Africa’s national beer, first brewed in Johannesburg in 1895, using local hops, creating a somewhat dry taste with bitterness and undertones of malt. Castle Lager is the official sponsor of several South African sporting associations, including the national football and cricket teams.

•

Castle Lite was first brewed in South Africa in 1994 with a mission to provide the coldest and most refreshing beer on the South African market. Today, it is an Africa-wide premium brand enjoyed in 13 countries and continues to innovate to keep its beer “extra cold.”

•

Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in more than 120 countries. In 2018, it was ranked number five in the BrandZ™ list of most valuable beer brands worldwide. We granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo beer brands in the 50 states of the United States, the District of Columbia and Guam, including Victoria, Modelo Especial, Pacifico and Negra Modelo.

•

Hoegaarden is a high-end Belgian wheat (or “white”) beer. Based on its brewing tradition dating back to 1445, Hoegaarden is top fermented and then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

•	Leffe, a rich, full-bodied beer that hails from Belgium, has the longest heritage in our beer portfolio and is available in over 70 countries worldwide.

•

Redd’s was originally launched in South Africa as a bold, crisp apple ale in 1996. It led South African Breweries’ efforts to compete in the cider category in South Africa. It is a golden liquid, with a fruity aroma of fresh red apples and citrus fruit, followed through with a crisp sweet taste on the palate. Redd’s is also available in Redd’s Dry, Redd’s Carnival Rosé and Redd’s Vodka Lemon.

•

Stella Artois is the number one Belgian beer in the world according to Plato Logic Limited, it is the world’s fourth most valuable beer brand according to Kantar’s BrandZ™ study and it is distributed in over 90 countries worldwide. As a premium lager with roots tracing back to 1366 in the town of Leuven, Belgium, its legacy of quality and elegance is reflected in its iconic chalice and nine-step pouring ritual. The top three markets in terms of revenue for Stella Artois as of 2018 are the United States, the United Kingdom and Brazil with expansion plans well under way in several new growth markets including South Africa and Mexico.

North America

•

Bud Light is the best-selling beer in the United States and the leader in the premium light category. It is the official sponsor of the NFL (National Football League), with a sponsorship agreement most recently extended to 2022. In the United States, its share of the premium light category in 2018 was approximately 54%, more than the combined share of the next two largest brands (based on IRI estimates).

•

Michelob Ultra was rolled out nationally in the United States in 2002 and is estimated to be the number five brand by volume in the United States in 2018 according to IRI. Michelob Ultra was the fastest-growing beer brand in the United States between 2015 and 2018, according to IRI (based on volume share gains).

Latin America West

•

Modelo Especial is a full-flavored pilsner beer brewed with premium two-row barley malt for a slightly sweet, well-balanced taste with a light hop character and crisp finish. Brewed since 1925, it was created to be a “model” beer for all of Mexico and stands for pride and authenticity.

•	Victoria is a Vienna-style lager and one of Mexico’s most popular beers. Victoria was produced for the first time in 1865, making Victoria Mexico’s oldest beer brand.

•	Aguila is a classic Colombian lager beer with a balanced and refreshing flavor that was first brewed in 1913.

•	Cristal is Peru’s leading beer, brewed since 1922. With a crisp taste and dedication to quality, Cerveza Cristal is a favorite among Peruvians.

•	Pilsen Callao, first brewed 150 years ago in Peru, offers the clean and simple taste of a true Pilsner.

•	Poker is a Pilsner lager that has been enjoyed by Colombians for its traditional, bittersweet taste since 1929.

Latin America North

•	Antarctica is the fourth-most consumed beer in Brazil, according to Plato Logic Limited.

•	Brahma is the second-most consumed beer in Brazil, according to Plato Logic Limited. It was one of the Brazilian official sponsors of the 2018 FIFA World Cup™.

•

Skol is the leading beer brand in the Brazilian market, according to Plato Logic Limited. Skol has been a pioneer and innovator in the beer category, engaging with consumers and creating new market trends, especially with regional festivals such as Carnival and new products such as Skol beats and Skol hops.

Latin America South

•

Quilmes is one of the leading beers in Argentina, according to AC Nielsen, and a national icon with its striped light blue and white label linked to the colors of the Argentine national flag and football team.

EMEA

•

Jupiler is the market leader in Belgium and the official sponsor of the most important Belgian professional football league, the Jupiler Pro League. It is also the sponsor of the Belgian national football team.

Africa

•

Carling Black Label is the biggest brand in South Africa and the most awarded beer in the South Africa portfolio. It is brewed to provide consumers with distinctly aromatic, truly rewarding, full-flavored refreshment.

•

Flying Fish Premium Flavored Beer combines the pure refreshment of beer with added flavors: pressed lemon and green apple. With an easy drinking taste, Flying Fish offers something different for consumers looking to share new experiences, new flavors and new tastes at any occasion.

•	Hero is a Nigerian beer brewed using local sorghum and malted barley.

•	Hansa Pilsener is brewed in true pilsener style, using Saaz hops, which are responsible for the brand’s unique hoppy aroma.

•

Kilimanjaro Premium Lager is named after Tanzania’s iconic Mount Kilimanjaro, the highest mountain in Africa. Launched in 1996, it boasts an easy drinking taste made from ingredients grown on the slopes of Mount Kilimanjaro and nourished by the pure waters that flow from its ice-capped peak. It is light in color with 4.5% ABV and a crisp refreshing taste.

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

In certain markets, we also distribute products of other brewers under licenses, such as Kirin in the United States. Within Europe, Compañía Cervecera de Canarias (in the Canary Islands) has an agreement in force to distribute Guinness in the Canary Islands.

Following the 50:50 merger of our businesses in Russia and Ukraine with Anadolu Efes, we granted the right to brew and/or distribute several of our brands including Bud, Stella Artois and Corona to SUN InBev in Russia and SUN InBev Ukraine, both combined under AB InBev Efes.

Non-Alcoholic Malt Beverages

We take pride in empowering consumers to make smart drinking choices. As part of our 2025 Global Smart Drinking Goals, we are committed to ensuring that 20% of our global beer volume will be dedicated to no- and lower-alcohol products by the end of 2025. This commitment ensures that consumers have ample choice when making their responsible drinking decisions.

We have continued to expand our global portfolio of non-alcoholic beverages, which currently houses over 19 brands. As of 2018, six of our markets—China, Colombia, Australia, Panama, Honduras and Ecuador—already have no- and low-alcohol beer representing more than 20% of their beer volumes. Additionally, Brahma 0.0% is the number one non-alcoholic beer in Brazil, reaching over 82% market share in the non-alcoholic beer category in 2018, according to AC Nielsen. See “—Beer” for more information.

Near Beer

Some of our other malt beverages have stretched beyond typical beer occasions, such as the Rita family and Bon & Viv Spiked Seltzer in the United States, Palm Bay and Mike’s Hard Lemonade in Canada and Lexington Hill in Australia. These brands are designed to grow the near beer category and improve our market share of alcoholic beverage categories other than beer by addressing changing consumer trends and preferences.

Non-Beer

Non-Alcohol Beverages

While our core business is beer, we also have an important presence in the Non-Alcohol Beverages (“NAB”) market. We have NAB operations in Latin America and Africa, and our subsidiary Ambev has NAB operations in South America and the Caribbean. The NAB market includes both carbonated and non-carbonated soft drinks.

Our NAB business includes both our own brands and agreements with PepsiCo related to bottling and distribution of PepsiCo brands. Ambev has a long-term agreement with PepsiCo whereby it has been granted the exclusive right to bottle, sell and distribute certain PepsiCo brands in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea. Through our Latin America South operations, Ambev is also PepsiCo’s bottler for Argentina, Uruguay and Bolivia, as well as in the Dominican Republic and Panama. In Panama, we also produce and bottle other third-party soft drink brands, such as Canada Dry Ginger Ale, Squirt and Crush.

Apart from the bottling and distribution agreements with PepsiCo, Ambev also produces, sells and distributes its own soft drinks. Its main carbonated soft drinks brand is Guaraná Antarctica.

In 2018, we completed the sale of our carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company. In related transactions, we entered into agreements to sell to The Coca-Cola Company (i) all of our carbonated soft drink business in eSwatini (Swaziland) and (ii) certain non-alcoholic beverage brands in El Salvador and Honduras. The closing of these transactions is subject to customary closing conditions, including regulatory approvals. In El Salvador and Honduras, we have executed long-term bottling agreements which will become effective upon the closing of the El Salvador and Honduras brand divestitures.

Together with The Coca-Cola Company, we continue to work towards finalizing the terms and conditions of the agreement for The Coca-Cola Company to acquire our interest in, or the bottling operations of, our businesses in Zimbabwe and Lesotho. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions.

We also have interests in certain water-bottling and distribution businesses in Argentina, Brazil, Colombia, Ecuador, El Salvador, Honduras, Mexico, Panama, Peru and throughout Africa, as well as agreements with Red Bull to distribute their portfolio in a few limited markets.

In the United States, we sell Teavana in partnership with Starbucks and an energy drink called Hiball.

In December 2018, Labatt, the Canadian subsidiary of our subsidiary Ambev, announced a partnership with Tilray, a global player in cannabis production and distribution, to research non-alcohol beverages containing tetrahydrocannabinol (THC) and cannabidiol (CBD) in Canada.

Other Alcoholic Beverages

We also have operations throughout Africa that produce relatively short-life traditional beer, brewed using sorghum under various brand names including Chibuku, Chibuku Super, Invelo and Nzagamba.

We have further interests in wines and spirits operations and distribution businesses in Australia, the Dominican Republic, Nigeria and Tanzania.

ZX Ventures

ZX Ventures is our global growth and innovation group whose mandate is to invest in and develop new products and businesses that address emerging consumer needs. We seed, launch and even scale new products that deliver customer experiences, from services that step-change convenience to rethinking delivery and more.

ZX Ventures operates multiple global business units of varying adjacency to our core beer business including eCommerce, craft and specialties, brand experience and our incubator and investment arm, Explore.

3.	MAIN MARKETS

We are a global brewer, with sales in over 150 countries across the globe.

The last two decades have been characterized by rapid growth in fast-growing developing markets, notably in certain regions of Africa, Asia and Central and South America, where we have significant sales.

Each market in which we operate has its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well-placed to address changing consumer needs in the various categories (premium, core and value) within any given market.

In 2018, we were organized into seven business segments.

The business segments and their corresponding countries are:

•	North America: the United States and Canada;

•	Latin America West: Colombia, Ecuador, El Salvador, Honduras, Mexico and Peru;

•	Latin America North: Brazil, the Dominican Republic, Guatemala, Panama, Costa Rica and the Caribbean;

•	Latin America South: Argentina, Bolivia, Chile, Paraguay and Uruguay;

•

EMEA: Austria, Belgium, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Spain, Switzerland, the United Kingdom, African Islands, Botswana, Ethiopia, Ghana, Kenya, Lesotho, Malawi, Mozambique, Namibia, Nigeria, South Africa, Swaziland, Tanzania, Uganda and Zambia and export activities in Europe and Middle East;

•	Asia Pacific: Australia, China, India, Japan, New Zealand, South Korea, Vietnam and other South and Southeast Asian countries; and

•	Global Export and Holdings Companies.

As announced on 26 July 2018, effective 1 January 2019, we are reorganizing our regional reporting structure. Going forward, our results will be reported under the following five regions: North America, Middle Americas (combining the current Latin America West region and the Dominican Republic, Panama, Costa Rica, Guatemala and the Caribbean, which were previously reported in the Latin America North region), South America (combining the current Latin America South region and Brazil, which was previously reported in the Latin America North region), EMEA and Asia Pacific. We will continue to separately report the results of Global Export and Holding Companies. We will report results in our new regional structure for the first time for the three months ending March 31, 2019.

The table below sets out our total volumes broken down by business segment for the periods shown:

	2018		2017		2016(1)
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)

North America	111	19.6%	114	18.5%	117	23.4%
Latin America West	115	20.3%	111	18.1%	64	12.7%
Latin America North	115	20.3%	119	19.5%	118	23.6%
Latin America South	34	6.0%	34	5.6%	32	6.4%
EMEA	87	15.3%	132	21.5%	75	15.1%
Asia Pacific	104	18.3%	102	16.6%	92	18.4%
Global Export and Holding Companies	1	0.2%	1	0.2%	2	0.4%

Total	567	100.0%	613	100.0%	500	100.0%

Notes:

(1)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

On an individual country basis, our largest markets by volume listed, during the year ended 31 December 2018, in alphabetical order, were Argentina, Australia, Brazil, Canada, China, Colombia, El Salvador, Honduras, Mexico, Peru, South Africa, South Korea, the United Kingdom and the United States, with each market having its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well-placed to address changing consumer needs in the various categories (premium, core and value) within any given market.

4.	COMPETITION

We believe our largest competitors are Heineken, CR SNOW, Carlsberg and Molson Coors Brewing Company based on information from the Plato Logic Limited report for the calendar year 2017 (published in December 2018).

Historically, brewing was a local industry with only a few players having a substantial international presence. Larger brewing companies often obtained an international footprint through direct exports, licensing agreements and joint venture arrangements. However, the last several decades have seen a transformation of the industry, with a prolonged period of consolidation. This trend started within the more established beer markets of Western Europe and North America and took the form of larger businesses being formed through merger and acquisition activity within national markets. More recently, consolidation has also taken place within developing markets. Over the last decade, the global consolidation process has accelerated, with brewing groups making significant acquisitions outside of their domestic markets and increasingly looking to purchase other regional brewing organizations. As a result of this consolidation process, the absolute and relative size of the world’s largest brewers has substantially increased. Therefore, today’s leading international brewers have significantly more diversified operations and have established leading positions in a number of international markets.

We have participated in this consolidation trend and grown our international footprint through a series of mergers and acquisitions, described in “—A. History and Development of the Company,” which include:

•	the acquisition of Beck’s in 2002;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the acquisition of Anheuser-Busch Companies in November 2008;

•	the combination with Grupo Modelo in June 2013; and

•	the combination with SAB in October 2016.

The 10 largest brewers in the world in 2017 in terms of volume are as set out in the table below.

Rank	Name	Volume (million hectoliters)(1)
1	AB InBev	500.8
2	Heineken	234.5
3	CR Snow	118.2
4	Carlsberg	117.4
5	Molson Coors Brewing Company	95.7
6	Tsingtao (Group)	79.7
7	Asahi	71.3
8	Beijing Yanjing	41.6
9	EFES	33.1
10	Castel/BGI	30.9

Note:

(1)

Source: Plato Logic Limited report for the calendar year 2017 (published in December 2018). Volumes are based on calculations on total volumes of majority-owned subsidiaries, also licensed brewing. Our own beer volumes for the year ended 31 December 2018 were 501 million hectoliters and 508 million hectoliters for the year ended 31 December 2017.

In each of our regional markets, we compete against a mixture of national, regional, local and imported beer brands. In North America, Brazil and other selected countries in Latin America, Europe and Asia Pacific, we compete primarily with large leading international or regional brewers and international or regional brands.

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

The first step in the brewing process is making wort by mixing malt with warm water and then gradually heating it to around 75°C in large mash tuns to dissolve the starch and transform it into a mixture, called “mash,” of maltose and other sugars. The spent grains are filtered out and the liquid, now called “wort,” is boiled. Hops are added at this point to give a special bitter taste and aroma to the beer. The wort is boiled for one to two hours to sterilize and concentrate it, and extract the desired flavor and bitterness from the hops. Cooling follows, using a heat exchanger. The hopped wort is saturated with air, or oxygen, essential for the growth of the yeast in the next stage.

Yeast is a micro-organism that turns the sugar in the wort into alcohol and carbon dioxide. This process of fermentation takes five to 11 days, after which the wort finally becomes beer. Different types of beer are made using different strains of yeast and wort compositions. In some yeast varieties, the yeast cells rise to the top of the liquid at the end of fermentation. Ales and wheat beers are brewed with these “top-fermenting” yeast strains. Lagers are made using yeast strains that settle to the bottom of the liquid. Some special Belgian beers, called lambic or gueuze, use yet another method, where fermentation relies on spontaneous action by airborne yeasts.

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

We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018, for further details on commodities hedging.

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

We use natural gas as the primary fuel for our plants, and diesel as the primary fuel for freight. We believe adequate supplies of fuel and electricity are available for the conduct of our business. The energy commodity markets have experienced, and can be expected to continue to experience, significant price volatility. We manage our energy costs using various methods including supply contracts, hedging techniques and fuel-switching.

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

Beverage Production Facilities

Our beverage production facilities comprised 229 breweries and/or non-beer plants as of 31 December 2018 spread across our regions. Of these 229 plants, 184 produced only beer and other alcoholic malt beverages, 16 produced only soft drinks and 29 produced beer, other alcoholic beverages and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer. This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our business segments (excluding Global Export and Holdings Companies) in 2018, the number of our beverage production plants (breweries and/or non-beer drink plants) as well as the plants’ overall capacity.

		2018 volumes(1)(4)		Annual engineering capacity as of 31 December 2018(4)
Business Segment	Number of plants as of 31 December 2018(4)	Beer (khl)(2)	Non-Beer (khl)(3)	Beer (khl)(2)	Non-Beer (khl)(3)
North America	33	110,726	—	129,189	—
Latin America West	30	95,313	20,163	124,061	15,478
Latin America North	37	88,425	26,544	132,623	71,076
Latin America South	21	24,095	9,880	32,061	20,202
EMEA	49	82,859	4,317	118,342	482
Asia Pacific	59	104,266	—	171,607	42

Total(5)	229	505,684	60,904	707,883	107,280

Notes:

(1)	Reported volumes.
(2)	For purposes of this table, the beer category includes near beer beverages, such as the Rita family of beverages and Bon & Viv Spiked Seltzer.
(3)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.
(4)	Excludes our joint ventures and assets where we are not the majority owner.
(5)	Excludes Global Export and Holding Companies with 2018 beer volumes of 0.5 million hectoliters.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2018.

Type of plant / facility	Number of plants / facilities(1)	Countries in which plants / facilities are located(1)
Malt plants	21	Argentina, Brazil, Colombia, Ecuador, Mexico, Peru, South Africa, South Korea, Uganda, United States, Uruguay, Zambia
Rice / Corn grits mill	6	Argentina, Bolivia, Peru, United States
Farm and agriculture	7	Argentina, Brazil, China, Germany, United States, South Africa
Hop pellet plant	1	Argentina
Glass bottle plants	6	Brazil, Mexico, Paraguay, United States
Bottle cap plants	6	Argentina, Brazil, Colombia, Honduras, Mexico, South Africa
Label plants	3	Brazil, Colombia
Can plants	7	Bolivia, Mexico, United States
Can lid manufacturing plants	2	United States
Crown and closure liner material plant	1	United States
Soft drink concentrate plants	2	Brazil
Sand quarries	1	Mexico
Yeast plants	1	Brazil
Plastic Crates plants	1	Honduras
Other	1	United States

Total	66	—

Notes:

(1)	Excludes plants and facilities owned by joint ventures and assets where we are not the majority owner.

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

For example, in 2018, we invested in additional brewing, packaging and distribution capacities in multiple countries including China, Korea, Argentina, Ghana, Mozambique, Nigeria, South Africa, Zambia, Tanzania, Belgium and others to meet our future demand expectations in these countries or for export volumes.

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

Logistics

Our logistics organization is composed of (i) a first tier, which comprises all inbound flows into the plants of raw materials and packaging materials and all outbound flows from the plants into the second drop point in the chain (for example, distribution centers, warehouses, wholesalers or key accounts) and (ii) a second tier, which comprises all distribution flows from the second drop point into the customer delivery tier (for example, pubs or retailers).

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

The distribution of beer, other alcoholic beverages and non-beer drinks varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets, brewers distribute directly to customers (for example, in Belgium). In other markets, wholesalers may play an important role in distributing a significant proportion of beer to consumers, either in part for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler), because of historical market practice (for example, in China and Argentina) or because we have determined that third-party wholesalers provide the most effective route of distribution (which is generally the case in the United States). In some instances, we have acquired third-party distributors to help us self-distribute our products, as we have done in Brazil and Mexico.

The products we brew in the United States are sold to 448 wholesalers with the exclusive right to carry our products within a designated territory, for resale to retailers, with some entities owning more than one wholesalership. As of the end of 2018, we owned 17 of these wholesalers and have an ownership stake in another one of them. The remaining wholesalers are independent businesses. In certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. In certain markets, we also distribute the products of other brewers.

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

•

A licensing agreement allows Diageo Ireland to brew and sell Budweiser and Bud Light in the Republic of Ireland, and Diageo Northern Ireland has the right to sell Budweiser in Northern Ireland. Anadolu Efes has the right to brew and sell Bud in Turkey. For more information, see “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contractual Obligations.” We also sell various brands, including Budweiser, by exporting from our license partners’ breweries to other countries.

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

We also manufacture and distribute other third-party brands, such as Kirin in the United States. Ambev, our listed Brazilian subsidiary, and some of our other subsidiaries have entered into manufacturing and distribution agreements with PepsiCo. Major brands that are distributed under this agreement are Pepsi-Cola, Lipton Ice Tea, H2OH! and Gatorade. See “—2. Principal Activities and Products—Non-Beer—Non-Alcoholic Beverages” for further information in this respect. Ambev also has a license agreement with us which allows it to exclusively produce, distribute and market Budweiser and Stella Artois in Brazil and Canada. Ambev also distributes Budweiser in Bolivia, Paraguay, Guatemala, the Dominican Republic, Panama, Uruguay and Chile and Corona in Argentina, Bolivia, Paraguay, Uruguay, Chile, Guatemala, Panama and Canada.

On 30 March 2018, following the merger of our businesses in Russia and Ukraine with Anadolu Efes, we granted the right to brew and/or distribute several of our brands including Bud, Stella Artois and Corona to SUN InBev in Russia and SUN InBev Ukraine, both combined under AB InBev Efes.

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

Our marketing approach is based on a “value-based brands” proposition, a single, clear, compelling values-based reason for consumer preference. The value-based brands approach involves, firstly, the determination of consumer portraits; secondly, brand attributes (that is, tangible characteristics of the brand that support the brand’s positioning) and brand personality (i.e., the way the brand would behave as a person) are defined; and, finally, a positioning statement to help ensure the link between the consumer and the brand is made. Once this link has been established, a particular brand can either be developed (brand innovation) or relaunched (brand renovation or line extension from the existing brand portfolio) to meet the customers’ needs. We apply zero-based planning principles to yearly budget decisions and for ongoing investment reviews and reallocations. We invest in each brand in line with its local or global strategic priority and, taking into account its local circumstances, seek to maximize profitable and sustainable growth.

For example, we focus our growth strategy for each of our brands based on a portfolio approach, which depends on the occasion in which our products are consumed (e.g., relaxing at home with friends; or socializing in a bar). Our portfolio of brands will vary by market, but each leverage our global platforms and initiatives, incorporating the whole organization from supply, to operations, to sales and marketing, and then bringing our teams together to deliver end-to-end integrated consumer experiences.

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

Intellectual Property

Our intellectual property portfolio mainly consists of trademarks, patents, registered designs, copyrights, know-how and domain names. This intellectual property portfolio is managed by our internal legal department, in collaboration with a selected network of external intellectual property advisers. We place importance on achieving close cooperation between our intellectual property team and our marketing and research and development teams. An internal stage gate process promotes the protection of our intellectual property rights, the swift progress of our innovation projects and the development of products that can be launched and marketed without infringing any third-party’s intellectual property rights. A project can only move on to the next step of its development after the necessary verifications (e.g., availability of trademark, existence of prior technology/earlier patents and freedom to market) have been carried out. This internal process is designed to ensure that financial and other resources are not lost due to oversights in relation to intellectual property protection during the development process.

Our patent portfolio is carefully built to gain a competitive advantage and support our innovation and other intellectual assets. We currently have more than 222 pending and granted patent families, each of which covers one or more technological inventions. The extent of the protection differs between technologies, as some patents are protected in many jurisdictions, while others are only protected in one or a few jurisdictions. Our patents may relate, for example, to brewing processes, improvements in production of fermented malt-based beverages, treatments for improved beer flavor stability, non-alcoholic beer development, filtration processes, beverage-dispensing systems and devices, can manufacturing processes, beer packaging or novel uses for brewing materials and disruptive technologies.

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

The Global Innovation and Technology Center, located in Leuven, Belgium, accommodates the Product, Packaging, Raw Material, Process and Dispense Development teams and has facilities such as Labs, Experimental Brewery and Sensory Analysis. In addition to the Global Innovation and Technology Center, we also have Product, Packaging and Process development teams located in each of our geographic regions focusing on the short- and medium-term development and implementation needs of such regions.

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

Production, advertising, marketing and sales of alcoholic beverages are subject to various restrictions around the world, often based on health considerations related to the misuse or harmful use of alcohol. These range from a complete prohibition of alcohol in certain countries and cultures through the prohibition of the import of alcohol, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for advertising alcohol products, and in other countries, television advertising, while permitted, is carefully regulated. Media restrictions may constrain our brand-building and innovation potential. Labeling of our products is also regulated in certain markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to the risks of misusing alcohol products, including beer, have also become prevalent in recent years. Introduction of smoking bans in pubs and restaurants may have negative effects on on-trade consumption (that is, beer purchased for consumption in a pub or restaurant or similar retail establishment), as opposed to off-trade consumption (i.e., beer purchased at a retail outlet for consumption at home or another location). We believe that the regulatory environment in most countries in which we operate is becoming increasingly stringent with respect to health issues and expect this trend to continue in the future.

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

Governments in most of the countries in which we operate also establish minimum legal drinking ages, which generally vary from 16 to 21 years of age or impose other restrictions on sales. Some governments have imposed or are considering imposing minimum pricing on alcohol products. Moreover, governments may seek to address harmful use of alcohol by raising the legal drinking age, further limiting the number, type or operating hours of retail outlets or expanding retail licensing requirements. We work both independently and together with other brewers and alcoholic beverage companies to tackle the harmful use of alcohol products and actively promote responsible sales and consumption.

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

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 6 per barrel (equivalent to approximately 117 liters) for the first 6 million barrels of beer sold for consumption in the United States and then USD 18 per barrel for every barrel thereafter. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase excise taxes in some states. In recent years, a number of countries have adopted proposals to increase beer excise taxes. Rising excise duties can drive up our pricing to the consumer, which in turn could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to adverse changes in taxation.”

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

The amount of dividends payable to us by our operating subsidiaries is, in certain countries, subject to exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. See also “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” and “Item 3. Key Information—D. Risk Factors—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.”

Iran-Related Required Disclosure

The Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) requires disclosure of certain activities relating to Iran by AB InBev or its affiliates that occurred during our 2018 fiscal year. Anadolu Efes, our affiliate, has a licensing agreement with an Iranian company for the production of non-alcoholic beer in Iran. Pursuant to that licensing agreement, Anadolu Efes will receive EUR 130,000 (USD 113,537) in gross revenue for 2018, from which it expects to record no net profit. Anadolu Efes also paid USD 2,210.93 in fees in connection with the filing of a patent application for Efes Tropic in 2018. Anadolu Efes plans to continue its licensing arrangement.

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

Our Dream is Bringing People Together for a Better World. In all we do, we strive to ensure that we produce the highest-quality products, provide the best consumer experience, and maximize shareholder value by building the strongest competitive and financial position.

Through our reach, resources and energy, we are addressing the needs of our communities through:

•	Improving environmental and social sustainability;

•	Promoting smart drinking;

•	Increasing workplace safety; and

•	Business ethics.

Improving environmental and social sustainability

We depend on natural resources to brew our beers and strive to use resources responsibly and preserve them for the future. That is why we factor sustainability into how we do business, including how we source water, energy and raw materials. We develop innovative programs across our supply chain to improve our sustainability performance with our business partners. To improve lives in the communities we are part of, we also support the farmers and small retailers in our value chain to help them be more productive. To facilitate progress, we combined our sustainability and procurement activities under a single function led by a member of our senior leadership team.

2025 Sustainability Goals

We are contributing to the UN Sustainable Development Goals and broader global sustainable development agenda while building resilient supply chains, productive communities and a healthier environment. In March 2018, following the achievement of our 2017 Environmental Goals, we have announced 2025 Sustainability Goals, our most ambitious set of public commitments yet, which focus on four areas: renewable electricity and carbon reduction, water stewardship, smart agriculture and circular packaging.

•	Smart agriculture: 100 percent of the company’s direct farmers will be skilled, connected and financially empowered;

•	Water stewardship: 100 percent of communities in high-stress areas will have improved water availability and quality;

•	Circular packaging: 100 percent of products will be in packaging that is returnable or made from mostly recyclable content; and

•	Climate action: 100 percent of purchased electricity will be from renewable sources as well as a goal of 25 percent reduction in carbon dioxide emissions across our value chain.

In addition, we have launched the 100+ Sustainability Accelerator in August 2018 to identify and scale up innovative solutions to some of the world’s most pressing sustainability challenges. Through the 100+ Accelerator, we are looking for partners who can deliver breakthrough advancements in water stewardship, farmer productivity, product upcycling, responsible sourcing, green logistics and more.

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

Our Creciendo por un Sueño (“Growing for a Dream”) program aims to empower 80,000 women-run small retailers in Colombia, Peru and Ecuador by providing access to tools like business skills training and affordable financial services that aim to help improve their livelihoods and business operations.

Our business in South Africa has an ambitious goal to create 10,000 jobs. Working in partnership with NGOs, the South African government and the private sector, the program supports entrepreneurs to develop and grow their businesses, and offers opportunities for them to become part of the South African Breweries’ supply chain. The initiative aims to contribute to South Africa’s national agenda of growing the economy through the provision of jobs and offers tailored support for youth and women.

SmartBarley

About half of our malt barley is locally sourced to reduce the risk of supply chain disruption and exposure to currency volatility, while boosting rural economies and strengthening agriculture. We developed our SmartBarley program to cultivate quality, local barley by accelerating innovations that can improve crop productivity and enhance grower livelihoods. Since 2014, over 7,000 farmers have participated in this program across 12 countries.

Supporting Smallholder Farmers

Agriculture is a critical source of income and livelihoods in a number of markets in Africa, where we have pioneered the use of under-commercialized local crops to create new affordable beer brands – like Eagle Lager, made with local sorghum in Uganda, and Impala, made with local cassava in Mozambique. This strategy allows us to reach new consumers while increasing incomes for local smallholder farmers.

Buy A Lady A Drink

The Stella Artois Buy A Lady A Drink initiative, launched in 2015 in partnership with Water.org, challenges consumers to be the generation that ends the global water crisis. Each purchase of a limited-edition Stella Artois chalice helps provide one woman in the developing world with five years of clean water. To date, Stella Artois has helped Water.org provide more than one million people in the developing world with access to clean water through the sale of more than 500,000 Limited-Edition Chalices and by directly donating more than USD 8 million to Water.org.

Watershed Protection

We continue to scale our water stewardship efforts by engaging in watershed protection measures, in partnership with local stakeholders, in high-stress areas across Argentina, Bolivia, Brazil, China, Colombia, Dominican Republic, El Salvador, India Mexico, Mozambique, Namibia, Peru, South Africa, Tanzania, Uganda, the United States and Zambia. Together with local authorities, other water users, and non-governmental organizations like the World Wildlife Fund and The Nature Conservancy, we have devoted financial and technical resources to green infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts, and soil conservation techniques. Through these initiatives, we seek to increase water security and improve water quality and availability for our communities and operations.

Renewable Energy

We are one of the world’s largest corporate buyers of electricity, a member of the RE100 and we are committed to a plan to significantly increase our use of renewable energy in our breweries and vertical operations to reduce our carbon emissions and long-term energy cost, improve air quality and create jobs in the renewable energy industry. In 2016, we signed a contract to acquire 100% of our purchased electricity needs from wind power in our Mexico breweries and vertical operations by the second half 2019. In September 2017, we announced an agreement with Enel Green Power in the United States where we committed to purchasing as much renewable electricity as is used to brew more than 20 billion 12-ounce servings of beer. In December 2018, we signed a 100MW solar power purchase agreement with Lightsource BP to secure renewable electricity for our U.K. operations, representing the largest unsubsidized solar energy deal in the United Kingdom to date. Also in 2018, our Carlton and United Breweries signed a contract with BayWa r.e. for a new 112MW Karadoc solar farm in Victoria, Australia.

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

Promoting smart drinking

We want every experience with beer to be a positive one. We believe that the harmful use of alcohol is bad for consumers, society and our business. We established our Global Smart Drinking Goals in December 2015 to contribute to the World Health Organization’s target of reducing the harmful use of alcohol by at least 10% in every country by 2025 and the United Nations Sustainable Development Goal of strengthening the prevention of harmful use of alcohol globally.

Smart Drinking

We’re a global company, brewing beers and building brands that will continue to bring people together for a better world for the next 100 years and beyond. This requires thriving communities across the globe where harmful use of alcohol no longer presents a social challenge. Our Smart Drinking commitments, and the beliefs that underpin them, will help make this vision a reality.

In 2014, we successfully met or exceeded all six of the original Global Responsible Drinking Goals we set for ourselves in 2011. This set of goals included collaborations with a wide range of partners, public education initiatives, retailer training and other activities that reinforced responsible drinking.

Our current Global Smart Drinking Goals are intended to serve as a laboratory to identify and test replicable programs, implement them in partnership with others and ensure they are independently and transparently evaluated. Our goals are also designed to be collaborative and evolving. Working in partnership with public health bodies, civil society and governments, we aim to implement evidence-based approaches, uncover new ways to reduce the harmful use of alcohol, and act upon them. Our intent is not only to use the knowledge generated by this work to improve our own efforts and business practices, but also to share what we learn with others.

Our four Global Smart Drinking Goals are:

•	City Pilots: reduce the harmful use of alcohol by at least 10% in six cities by the end of 2020 and implement best practices globally by the end of 2025;

•

Social Norms: influence social norms and individual behaviors to reduce harmful alcohol use by investing at least USD 1 billion across our markets in dedicated social marketing campaigns and related programs by the end of 2025;

•

No- and Low-Alcohol Beer: ensure no-alcohol (by which we mean ABV 0.0%–0.5%) and low-alcohol (by which we mean ABV 0.51%–3.5%) beer products represent at least 20% of our global beer volume by the end of 2025; and

•	Alcohol Health Literacy: place a guidance label on all of our beer products in all of our markets by the end of 2020 and increase alcohol health literacy by the end of 2025.

Our City Pilots initiative is the cornerstone of our efforts to identify, test and independently and rigorously measure and evaluate replicable evidence-based interventions that are implemented in partnership with others, to reduce harmful use of alcohol. The City Pilots serve as laboratories for identifying evidence-based initiatives worth scaling. The six City Pilots are: Brasilia, Brazil; Zacatecas, Mexico; Johannesburg, South Africa; Jiangshan, China; Leuven, Belgium and Columbus, Ohio. Local knowledge and leadership are critical to the City Pilot approach. In each region, a Steering Committee was formed with local community members, including government, universities, non-governmental organizations (NGOs) and other community-based organizations.

Our Social Norms initiative is not just about spending a specified amount, but rather spending with impact, which requires the development and implementation of campaigns and programs grounded in social norms and social marketing theory. We have partnered with experts in this field to gather and consolidate the latest social marketing knowledge and best practices and apply them to the promotion of smart drinking. In 2018 we produced a Social Marketing Toolkit for our marketing teams around the world, working in close collaboration with public health and behavior change experts. This Toolkit is a practical guide that collates and distills information about our Global Smart Drinking Goals, behavior change theory, social norms and social marketing principles and includes a comprehensive library of AB InBev harmful consumption of alcohol prevention initiatives to date, so that all our business units can replicate best practices easily.

Through our No- and Low-Alcohol Beer initiative we are offering consumers more choice, which we believe can be important way to help reduce harmful use of alcohol. Our ambition is for existing drinkers to integrate no-alcohol beers and beer with 3.5% ABV or lower into their current drink choices, reducing their total alcohol intake. To make this ambition a reality, we are investing to make our no- and low-alcohol products an available and appealing choice for current consumers of beverage alcohol. We have applied the same robust sales tracking tools to our no- and low-alcohol beers to identify opportunities for growth and help us get closer to achieving our volume goal.

Our Alcohol Health Literacy initiative exemplifies our belief in helping consumers understand why and how alcohol should be consumed within limits. We are collaborating with partners to identify and implement evidence-based means of increasing alcohol literacy among consumers. The AB InBev Foundation is supporting public health researchers at Tufts University School of Medicine to develop a consumer guidance labelling strategy for beer that will promote alcohol health literacy and reflect the current evidence base for consumer labelling.

To further advance our Global Smart Drinking Goals, we established the AB InBev Foundation in 2017. The Foundation’s mission is to reduce harmful drinking globally by identifying effective programs and policies for public-private partnerships to advance positive social and behavior change. The Foundation has established the following guiding principles: transparency—effectively sharing what the Foundation does and what it learns with others; local leadership—demonstrating multi-sectorial, community collaborations, empowered by evidence-based interventions and external experts and academic integrity—advancing the knowledge base by supporting independent, technical experts to implement and evaluate programs and publish their own work and conclusions.

In 2018, we published our Smart Drinking Beliefs, a set of principles and promises to guide our progress against our Smart Drinking commitments and make our vision a reality.

Investing in road safety

Around the world, we invest in innovative programs to improve road safety and reduce injuries and fatalities from traffic collisions. This work is aligned with UN Sustainable Development Goal 3 (Good Health and Well-Being).

Safe roads are also a high priority for governments and advocacy groups, and we are strengthening the impact of our efforts through partnerships. These include our leadership in Together for Safer Roads (“TSR”), a private-sector coalition focused on improving road safety by facilitating innovation in safer fleets, data collection and modern management.

As a major user of roads around the world and its largest brewer, we are committed to delivering safer roads for all, and we fully support the United Nation’s objective of reducing road traffic collisions in the world by 50% by 2020.

Internally in our business, we dedicate significant time and resources to researching, testing and implementing road safety technology and innovative techniques to increase the road safety of our fleet, which in turn improves community safety. Some of the techniques we have implemented are: monitoring the location and performance of vehicles, crash and near miss analysis, and addressing and avoiding driver fatigue using tools like telemetry and artificial intelligence.

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

Human Rights

Respect for human rights is a core tenet of our business ethos. Our Global Human Rights Policy sets out the standards and expectations we hold for promoting human rights, and we have developed policies to address harassment and discrimination, as well as diversity and inclusion. We also work with our suppliers to ensure that our approach to human rights extends to our supply chain. Through continued engagement with stakeholders, we are committed to continuously enhancing our approach to respecting human rights.

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

Acting in our communities

Volunteering is one of the best ways to bring people together for a better world. In communities around the world—both large and small—our people are passionate about empowering communities. We encourage these efforts through regional and global volunteering initiatives that are often also open to our families, friends, partners and consumers.

One key global program is Global Be(er) Responsible Day, which in 2018 engaged more than 62,000 colleagues worldwide to promote awareness about smart drinking. Together, we spread smart drinking messages to more than 3.6 million consumers on one day through direct interactions, generating over 215 million social media impressions. We also engaged with more than 1.1 million points of consumption, retailers and wholesalers throughout the month of September.

Our local teams also organized their own volunteering efforts. In Mexico, our volunteering program Voluntarios Modelo engaged more than 135,000 people in volunteering activities in their communities, including many of our colleagues. In Brazil, our Volunteering Program VOA provided management training to 185 NGOs leveraging the management expertise of 191 of our colleagues. In Colombia, Peru and Ecuador, our volunteering program #MeUno engaged more than 67,000 volunteers in environmental and educational activities. In the United States, South Africa and Colombia, our Pro Bono Marathon leveraged the skills of 194 colleagues to help 13 non-profit partners solve organizational challenges.

Supporting disaster response

In 2018, hurricanes, floods, earthquakes, wildfires and other natural disasters struck with great force and frequency in many communities. We supported disaster relief and recovery efforts, mainly through emergency drinking water donations and provision of funds. In the United States, we donated over 1.4 million cans of emergency drinking water, leveraging a long-standing partnership with the American Red Cross, and added the necessary equipment to produce canned drinking water out of our brewery in Fort Collins, Colorado, in September 2018. In South Africa, we provided emergency drinking water to people affected by the drought in Cape Town. In Brazil, we provided funds and in-kind donations to hundreds of people who were displaced by the urban fire that affected the city of Manaus. In India, after floods hit the state of Kerala, 1,500 volunteers dedicated 6,000 hours to supply 185,000 bottles of drinking water to 20,000 families in areas of need. We also developed a Global Disaster Preparedness Toolkit so more of our Business Units can play a role in improving the resilience of communities to prepare, respond to and recover from disasters.

C. ORGANIZATIONAL STRUCTURE

Anheuser Busch InBev SA/NV is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2018) are:

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
Bureau, 90 Fetter Lane
London EC4A 1EN, United Kingdom

For a more comprehensive list of our most important financing and operating subsidiaries, see note 36 of our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

D. PROPERTY, PLANTS AND EQUIPMENT

For a further discussion of property, plants and equipment, see “Item 3. Key Information—D. Risk Factors—Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs,” “—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Capacity Expansion,” “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Capital Expenditures” and “Item 5. Operating and Financial Review—J. Outlook and Trend Information.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW

The following is a review of our financial condition and results of operations as of 31 December 2018 and 2017, and for the three years ended 31 December 2018, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

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

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in the start-up or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2018, 2017 and 2016 are described below. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 included in this Form 20-F.

Grupo Modelo Combination

In December 2016, in connection with our obligations under the final judgement issued in connection with our purchase of Grupo Modelo, we completed the sale of our brewery plant located in Obregón, Sonora, México to Constellation Brands, Inc. for a sale price of approximately USD 600 million.

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

•

Based on the terms of the U.K. Scheme, all Initial Newbelco Shares not tendered to former AB InBev in the context of the Belgian Offer (i.e., 60,385,979,086 Initial Newbelco Shares) were reclassified into 325,999,817 Restricted Shares, in accordance with the mechanism by which any Initial Newbelco Shares that were retained after closing of the Belgian Offer were automatically reclassified and consolidated. The Restricted Shares are unlisted, not admitted to trading on any stock exchange and are subject to, among other things, restrictions on transfer until converted into Ordinary Shares. Except in limited circumstances, the Restricted Shares will only be convertible at the election of the holder into new Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of completion of the combination with SAB. From completion of the combination with SAB, such Restricted Shares will rank equally with the Ordinary Shares with respect to dividends and voting rights. Following completion of the combination with SAB, AB InBev acquired 105,246 SAB shares from option holders that had not exercised their option rights prior to the completion of the combination with SAB for a total consideration of EUR 5 million and now owns 100% of SAB shares.

•

After the Belgian Offer and, upon completion of the Belgian Merger, all shares acquired by former AB InBev in the Belgian Offer were canceled except for the equivalent of 85,000,000 Ordinary Shares, which were retained by Newbelco and held as treasury shares after completion of the Belgian Merger, as decided by the general meeting of Newbelco in the notarial deed approving the merger of former AB InBev into Newbelco and in accordance with the Belgian Companies Code.

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

We now own 100% of the SAB shares; our share capital amounts to EUR 1,238,608,344 and is represented by 2,019,241,973 shares without nominal value, of which 59,862,607 shares are held in treasury by AB InBev and its subsidiaries. All of our shares are Ordinary Shares, except for 325,999,817 Restricted Shares.

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

We financed the cash consideration of the combination with SAB with USD 18.0 billion drawn down under a USD 75.0 billion Senior Facilities Agreement dated 28 October 2015, together with the excess liquidity resulting from the issuance of bonds in 2016.

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

On 11 October 2016, we completed the sale of SAB’s Peroni, Grolsch and Meantime brand families and their associated businesses (excluding certain rights in the United States) to Asahi. The offer valued the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands, the United Kingdom and internationally at EUR 2,550 million on a debt free/cash-free basis.

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

The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for cost synergies expected to be achieved in SAB. Our assessment of the future economic benefits supporting recognition of this goodwill is in part based on expected savings through the implementation of best practices such as, among others, a zero-based budgeting program and initiatives that are expected to bring greater efficiency and standardization, generate cost savings and maximize purchasing power. Goodwill also arises due to the recognition of deferred tax liabilities in relation to the preliminary fair value adjustments on acquired intangible assets for which the amortization does not qualify as a tax deductible expense. None of the goodwill recognized is deductible for tax purposes.

See also notes 6 and 14 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

Completion of the disposal of CCBA

On 4 October 2017, we announced the completion of the transition of our 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”) for USD 3.15 billion, after customary adjustments. We stopped consolidating CCBA in our consolidated financial statements as of that date.

CCBA, the largest Coca-Cola bottler in Africa, was formed in 2016 through the combination of the African non-alcohol ready-to-drink bottling interests of SAB, The Coca-Cola Company and Gutsche Family Investments. It includes the countries of South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte and Comoros. Following completion, CCBA will remain subject to the agreement reached with the South African government and the South African Competition Authorities on several conditions, all of which were previously announced.

In 2018, we completed the sale of our carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company. In related transactions, we entered into agreements to sell to The Coca-Cola Company (i) all of our carbonated soft drink business in eSwatini (Swaziland) and (ii) certain non-alcoholic beverage brands in El Salvador and Honduras. The closing of these transactions is subject to customary closing conditions, including regulatory approvals. In El Salvador and Honduras, we have executed long-term bottling agreements which will become effective upon the closing of the El Salvador and Honduras brand divestitures.

Together with The Coca-Cola Company, we continue to work towards finalizing the terms and conditions of the agreement for The Coca-Cola Company to acquire our interest in, or the bottling operations of, our businesses in Zimbabwe and Lesotho. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions.

Merger of Businesses in Russia and Ukraine with Anadolu Efes

On 30 March 2018, we announced the completion of the 50:50 merger of our Russia and Ukraine businesses with those of Anadolu Efes. Following completion, our operations in Russia and Ukraine and those of Anadolu Efes are fully combined under a new company called AB InBev Efes.

The combined business is fully consolidated into Anadolu Efes financial accounts. We have stopped consolidating the results of these operations as of the second quarter 2018 and account for our investment in AB InBev Efes under the equity method.

Other Acquisitions, Divestiture and Structural Changes

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

In December 2016, we entered into an agreement with Keurig Dr Pepper, formerly Keurig Green Mountain, Inc., to establish a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the United States and Canadian markets. The transaction, which closed in the first quarter of 2017, included the contribution of intellectual property and manufacturing assets from Keurig Dr Pepper. Pursuant to the terms of the joint venture agreement, we own 70% of the voting and economic interest in the joint venture. Under IFRS, this transaction was accounted for as a business combination as we were deemed as the accounting acquirer as per IFRS rules.

On 2 May 2018, we recovered the Budweiser distribution rights in Argentina from CCU. The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands and other commitments to CCU Argentina.

On 5 June 2018, we delivered 23,076,922 shares under deferred share instruments with former Grupo Modelo shareholders. The delivery obligation was through the use of part of our outstanding treasury shares.

During 2016, 2017 and 2018, we undertook a series of additional acquisitions and disposals with no significant impact to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 included in this Form 20-F.

In addition to the acquisitions and divestitures described above, we may acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. This is particularly true for developing countries in our Latin America West, Latin America North, Latin America South and Asia Pacific regions, as well as certain countries in our EMEA region, which tend to have lower disposable income per capita and may be subject to greater economic volatility than our markets in North America and developed countries in EMEA. The level of inflation has been particularly significant in our Latin America North and Latin America South regions and in certain countries within the EMEA region. As measured by the National Consumer Price Index (Indice Nacional de Preços ao Consumidor), Brazilian inflation was approximately 3.43% in 2018. In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018 (see “—Foreign Currency”). As measured by the Instituto Nacional de Estadística y Censos, Argentine inflation was approximately 31.8% in 2018. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

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

The price of the raw and packaging materials that we use in our operations is determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, supplier’s capacity utilization, end-user demand, governmental regulations including tariffs, and legislation affecting agriculture and trade. We are also exposed to increases in fuel and other energy prices through our own and third-party distribution networks and production operations. Furthermore, we are exposed to increases in raw material transport costs charged by suppliers. Increases in the prices of our products could affect demand among consumers, and, thus, our sales volumes and revenue. Even though we seek to minimize the impact of such fluctuations through financial and physical hedging, the results of our hedging activities may vary across time.

As further discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” we use both fixed-price purchasing contracts and commodity derivatives to minimize our exposure to commodity price volatility when practicable. Fixed-price contracts generally have a term of one to two years, although a small number of contracts have a term up to five years. See “Item 4. Information on the Company—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Raw Materials and Packaging” for further details regarding our arrangements for sourcing of raw and packaging materials.

Distribution Arrangements

We depend on effective distribution networks to deliver our products to our customers. Generally, we distribute our products through (i) our own distribution, in which we deliver to points of sale directly, and (ii) third-party distribution networks, in which delivery to points of sale occurs through wholesalers and independent distributors. Third-party distribution networks may be exclusive or non-exclusive and may, in certain business segments, involve use of third-party distribution while we retain the sales function through an agency framework. We use different distribution networks in the markets in which we operate, as appropriate, based on the structure of the local retail sectors, local geographic considerations, scale considerations, regulatory requirements, market share and the expected added-value and capital returns.

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

Excise Taxes

Taxation on our beer, other alcoholic beverage and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For example, see the discussion of taxes in the United States in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to adverse changes in taxation.”

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

Foreign Currency

Our financial statements presentation and reporting currency is the U.S. dollar. A number of our operating companies have functional currencies (that is, in most cases, the local currency of the respective operating company) other than our reporting currency. Consequently, foreign currency exchange rates have a significant impact on our consolidated financial statements. In particular:

•

Changes in the value of our operating companies’ functional currencies against other currencies in which their costs and expenses are priced may affect those operating companies’ cost of sales and operating expenses, and, thus, negatively impact their operating margins in functional currency terms. Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions, while monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date. Except for exchange differences on transactions entered into in order to hedge certain foreign currency risk and exchange rate differences on monetary items that form part of the net investment in the foreign operations, gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities in currencies other than an operating company’s functional currency are recognized in the income statement. Historically, we have been able to raise prices and implement cost-saving initiatives to partly offset cost and expense increases due to exchange rate volatility. We also have hedge policies designed to manage commodity price and foreign currency risks to protect our exposure to currencies other than our operating companies’ respective functional currencies. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” for further detail on our approach to hedging commodity price and foreign currency risk.

Any change in the exchange rates between our operating companies’ functional currencies and our reporting currency affects our consolidated income statement and consolidated statement of financial position when the results of those operating companies are translated into the reporting currency for reporting purposes as translational exposures are not hedged. Assets and liabilities of foreign operations are translated to the reporting currency at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflation economies, are translated to the reporting currency at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity into the reporting currency at year-end are taken to other comprehensive income (that is, in a translation reserve). In May 2018, the Argentinean peso underwent a severe devaluation resulting in Argentina’s three-year cumulative inflation exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018. Under IAS 29, the non-monetary assets and liabilities are stated at historical cost and the equity and income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. Monetary items that are already stated at the measuring unit at the end of the reporting period are not restated. These re-measured accounts are used for conversion into U.S. dollars at the period closing exchange rate. As a result, the balance sheet and net results of subsidiaries operating in hyperinflationary economies are stated in terms of the measuring unit current at the end of the reporting period.

Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit. During 2018, several currencies, such as the Argentinean peso, the Australian dollar, the Brazilian real, the Colombian peso and the South African rand, depreciated against the U.S. dollar. Our total consolidated revenue was USD 54.6 billion for the year ended 31 December 2018, a decrease of USD 1.8 billion compared to the year ended 31 December 2017. The negative impact of unfavorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2018 was USD 2.3 billion, primarily as a result of the impact of the currencies listed above

For further details regarding the currencies in which our revenue is realized and the effect of foreign currency fluctuations on our results of operations see “—F. Impact of Changes in Foreign Exchange Rates” below.

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

Based on 2018 information, for example, we realized 52% of our total 2018 volumes in Europe in the second and third quarters, compared to 48% in the first and fourth quarters of the year, whereas in Latin America South, we realized 39% of our sales volume in the second and third quarters, compared to 61% in the first and fourth quarters.

Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above.

B. SIGNIFICANT ACCOUNTING POLICIES

For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 included in this Form 20-F.

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

We continue to report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses which have not been allocated to the regions, and also includes the interim supply agreement with Constellation Brands, Inc. only until its termination in December 2016.

The results of the Central and Eastern European businesses, acquired through the SAB combination exclusively with a view to resale, qualify as discontinued operations and have been presented as such, until the successful completion of the divestiture on 31 March 2017, in our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 included in this Form 20-F.

We stopped consolidating the results of our Russia and Ukraine businesses following the completion of their merger into AB InBev Efes on 30 March 2018. The results of AB InBev Efes are fully consolidated into Anadolu Efes. We account for our investment in AB InBev Efes under the equity method.

In May 2018, the Argentinean peso underwent a severe devaluation resulting in Argentina’s three-year cumulative inflation exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018. The main principle in IAS 29 is that the financial statements of an entity that reports in the currency of a hyperinflationary economy must be stated in terms of the measuring unit current at the end of the reporting period. Therefore, the non-monetary assets and liabilities are stated at historical cost and the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. Monetary items that are already stated at the measuring unit at the end of the reporting period are not restated. These re-measured accounts are used for conversion into U.S. dollars at the period closing exchange rate.

Consequently, we applied hyperinflation accounting for our Argentinean subsidiaries for the first time in 2018 applying the IAS 29 rules as follows:

•	Hyperinflation accounting was applied as of 1 January 2018;

•

Non-monetary assets and liabilities were stated at historical cost (e.g., property plant and equipment, intangible assets, goodwill, etc.) and equity was restated using an inflation index. The hyperinflation impacts resulting from changes in the general purchasing power until 31 December 2017 were reported in retained earnings and the impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line;

•

The income statement is adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year-to-date average rate for non-hyperinflationary economies), thereby restating the year-to-date income statement account for both the inflation index and currency conversion;

•	The prior-year income statement and balance sheet of the Argentinean subsidiaries were not restated.

The following standards issued by the International Accounting Standards Board became effective for annual periods beginning on 1 January 2018:

•

IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurement and contains three main topics: classification and measurement of financial instruments, impairment of financial assets and hedge accounting. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. We have applied IFRS 9 as of the effective date of 1 January 2018, without restatement of the comparative information for the period beginning 1 January 2017. Consequently, the disclosures for the comparative figures in our audited consolidated financial statements follow the classification and measurement requirements under IAS 39. We performed an impact assessment and concluded that IFRS 9 does not impact materially our financial position, financial performance or risk management activities. Under IFRS 9, the carrying amount of a debt should be adjusted when a modification does not result in the derecognition of the financial instrument. Consequently, we adjusted the carrying amount of our debt against retained earnings. This resulted in a decrease of the carrying amount of the debt by USD 77 million.

•

IFRS 15 Revenue from Contracts with Customers. The core principle of the new standard is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which we expect to be entitled in exchange for those goods or services. The new standard also results in enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improves guidance for multiple-element arrangements. We have applied IFRS 15 as of the effective date of 1 January 2018 in accordance with the modified retrospective application. Under this approach, the cumulative effect of initially applying IFRS 15 must be recognized as an adjustment to the opening balance of equity at the date of initial application and comparative figures in our audited consolidated financial statements are not restated. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease of the retained earnings by USD 123 million, to reflect the changes in accounting policies related to performance that, in accordance with IFRS 15, should be related to the transaction price underlying 2017 revenue.

Effective 1 January 2019, IFRS 16 Leases will replace the current lease accounting requirements and introduces significant changes to lessee accounting. It requires a lessee to recognize a “right-of-use” asset and a lease liability. IFRS 16 also requires to recognize a depreciation charge related to the “right-of-use” assets and an interest expense on the lease liabilities, as compared to the recognition of rental cost on a straight-line basis over the lease term under the prior standard. We will apply the new IFRS 16 Leases standard for the first time when publishing financial information for the three months ending 31 March 2019. For additional information, see note 3 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

Revenue Recognition

Revenue is measured based on the consideration to which we expect to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. We recognize revenue when performance obligations are satisfied, meaning when we transfer control of a product to a customer.

Specifically, revenue recognition follows the following five-step approach:

•	Identification of the contracts with a customer;

•	Identification of the performance obligations in the contracts;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contracts; and

•	Revenue recognition when performance obligations are satisfied.

Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to receive in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. Such trade incentives are treated as variable consideration. If the consideration includes a variable amount, we estimate the amount of consideration to which we will be entitled in exchange for transferring the promised goods or services to the customer. Variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when the uncertainty is resolved.

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deduction from revenue recorded by us in relation to these taxes was approximately USD 14.8 billion, USD 15.4 billion and USD 11.6 billion for the years ended 31 December 2018, 2017 and 2016, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that include a significant amount of goodwill and other intangible assets, including the acquisitions of Anheuser-Busch Companies, Grupo Modelo and SAB.

As of 31 December 2018, our total goodwill amounted to USD 133.3 billion, and our intangible assets with indefinite useful lives amounted to USD 42.4 billion.

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

We test our goodwill and other long-lived assets for impairment annually in the fourth quarter or whenever events and circumstances indicate that the recoverable amount, determined as the higher of the asset’s fair value less cost to sell and value in use, of those assets is less than their carrying amount. The testing methodology consists of applying a discounted free cash flow approach based on acquisition valuation models for our major cash-generating units and the cash-generating units showing a high invested capital to EBITDA, as defined, multiple, and valuation multiples for our other cash-generating units. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when we decide to dispose of assets.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

•

In the first three years of the model, free cash flows are based on our strategic plan as approved by key management. Our strategic plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

For the subsequent seven years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as macro-economic and industry assumptions, variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•

Cash flows after the first 10-year period are extrapolated generally using expected annual long-term gross domestic product (GDP) growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

•	Projections are discounted at the cash-generating unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric;

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 1% and 4%.

The WACC applied in US dollar nominal terms were as follows:

	Year ended 31 December 2018	Year ended 31 December 2017
US	7%	6%
Colombia	7%	7%
South Africa	8%	8%
Peru	7%	7%
Mexico	8%	9%
Rest of Africa	11%	10%
Australia	7%	6%
South Korea	7%	6%
Ecuador	11%	11%

In the sensitivity analysis performed by management, an adverse change of 1% in WACC would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators (i.e., recent market transactions from peers).

Although we believe that our judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macroeconomic conditions.

Impairment testing of intangible assets with an indefinite useful life is based on the same methodology and assumptions as described above.

For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 8, 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

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

Assumptions used to value-defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Remeasurements, comprising actuarial gains and losses, the effect of asset ceilings (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized, see the sensitivity analysis within note 25 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

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

Share-Based Compensation

We have various types of equity-settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 26 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 included in this Form 20-F and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. In the determination of the expected volatility, we excluded the volatility measured during the period 15 July 2008 to 30 April 2009 given the extreme market conditions experienced during that period.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 32 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and in note 32 to our audited consolidated financial statements as of 31 December 2018 and 2017 and for the three years ended 31 December 2018, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

Our current and deferred taxes were impacted by the U.S. tax reform enacted on 22 December 2017, for which a USD 1.8 billion adjustment was estimated and recognized as an exceptional gain for the year ended 31 December 2017. This USD 1.8 billion adjustment resulted mainly from the remeasurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser-Busch Companies and certain deferred tax assets following the change in federal tax rate from 35% to 21%.

In 2018, we finalized the re-measurement of current and deferred taxes resulting from the U.S. tax reform enacted on 22 December 2017, based on published regulation and guidance. Such remeasurement resulted in an adjustment of USD 0.1 billion recognized as an exceptional gain for the year ended 31 December 2018. For additional information, see notes 12 and 18 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

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

Following the transition of CCBA to The Coca-Cola Company, we no longer consolidate and report results and volumes for CCBA as of the fourth quarter of 2017.

Following the completion of the merger of our Russia and Ukraine businesses into AB InBev Efes, we no longer consolidate or report results and volumes of our Russia and Ukraine businesses as of the second quarter 2018.

As announced on 26 July 2018, effective 1 January 2019, we are reorganizing our regional reporting structure. Going forward, our results will be reported under the following five regions: North America, Middle Americas, South America, EMEA, and Asia Pacific. We will continue to separately report the results of Global Export and Holding Companies. The key changes in the company’s structure are as follows: (i) the new Middle Americas region will combine the current Latin America West region and the Dominican Republic, Panama, Costa Rica, Guatemala and the Caribbean, which were previously reported in Latin America North region, and (ii) the new South America region will combine the current Latin America South region and Brazil, which was previously reported in Latin America North region.

The financial performance of each business segment, including its sales volume and revenue, is measured based on our product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere.

In 2018, Latin America North accounted for 20.3% of our consolidated volumes; North America for 19.5%; Asia Pacific for 18.4%; EMEA for 15.4%; Latin America West for 20.3%; Latin America South for 6.0%; and Global Export and Holding Companies for 0.1%. A substantial portion of our operations is carried out through our four largest subsidiaries: Anheuser-Busch Companies (wholly owned); Ambev (61.9% owned as of 31 December 2018); Grupo Modelo (wholly owned); SAB (wholly owned); and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, during 2018, we also had non-beer activities (primarily consisting of soft drinks) within Latin America North, particularly in Brazil and the Dominican Republic; within Latin America South, particularly in Argentina, Bolivia and Uruguay; within Latin America West, particularly in El Salvador, Honduras, Colombia and Peru; and in North America, particularly with the Hiball and Teavana business in the United States. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.

D. EQUITY INVESTMENTS

Following the completion of the combination with SAB, we recognized interests in associates with a fair value at acquisition date of USD 4.4 billion. The main equity investments contributing to such fair value adjustments were the beverage operations with Société des Brasseries et Glacières Internationales and B.I.H. Brasseries Internationales Holding Limited and Anadolu Efes. Following the completion of the merger of our Russia and Ukraine businesses into AB InBev Efes, we no longer consolidate our Russia and Ukraine businesses as of the second quarter 2018 and account for our investment in AB InBev Efes under the equity method. Upon the merger, we recognized interest in associated with a fair value of USD 1.15 billion.

See note 16 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for more information.

E. RESULTS OF OPERATIONS

Year Ended 31 December 2018 Compared to the Year Ended 31 December 2017

The table below presents our condensed consolidated results of operations for the year ended 31 December 2018 and 2017.

	Year ended 31 December 2018	Year ended 31 December 2017	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	567,066	612,572	(7.4)
Revenue	54,619	56,444	(3.2)
Cost of sales	(20,359)	(21,386)	4.8
Gross profit	34,259	35,058	(2.3)
Selling, General and Administrative expenses	(17,118)	(18,099)	5.4
Other operating income/(expenses)	680	854	(20.4)
Exceptional items	(715)	(662)	(8.0)
Profit from operations	17,106	17,152	(0.3)
EBITDA, as defined(2)	21,366	21,429	(0.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer (including near-beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2018	Year ended 31 December 2017	Change
	(thousand hectoliters)		(%)(1)
North America	110,726	113,496	(2.4)
Latin America West	115,476	110,625	4.4
Latin America North	114,969	119,374	(3.7)
Latin America South	33,975	34,062	(0.3)
EMEA	87,176	131,692	(33.8)
Asia Pacific	104,266	101,986	2.2
Global Export and Holding Companies	478	1,336	(64.2)

Total	567,066	612,572	(7.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes were 567.1 million hectoliters for the year ended 31 December 2018. This represented a decrease of 45.5 million hectoliters, or 7.4%, as compared to our consolidated volumes for the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018.

•

On 30 March 2018, we completed the 50:50 merger of our and Anadolu Efes’ existing Russia and Ukraine businesses. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method as of that date. Additionally, on 2 May 2018, we recovered the Budweiser distribution rights in Argentina from CCU. The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands and other commitments to CCU Argentina. The other 2018 acquisitions and disposals mainly included the acquisition of certain craft breweries in Europe, Australia and South Korea and the sale of the carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company (collectively the “2018 acquisitions and disposals”).

•

The 2017 acquisitions and disposals mainly include the completion of the transition of CCBA in South Africa and the acquisition of certain craft breweries in the United States, China, Australia and Europe (collectively, the “2017 acquisitions and disposals” and together with the 2018 acquisitions and disposals, the “2017 and 2018 acquisitions and disposals”). The 2017 and 2018 acquisitions and disposals negatively impacted our consolidated volumes by 47.2 million hectoliters for the year ended 31 December 2018 compared to the year ended 31 December 2017.

For further details of these acquisitions and disposals, see “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 included in this Form 20-F.

Excluding volume changes attributable to the 2017 and 2018 acquisitions and disposals described above, total volumes increased 0.3% in the year ended 31 December 2018 compared to our volumes for the year ended 31 December 2017.

North America

In the year ended 31 December 2018, our volumes in North America decreased by 2.8 million hectoliters, or 2.4%, compared to the year ended 31 December 2017.

Excluding volume changes attributable to the 2017 and 2018 acquisitions and disposals described above, our total volumes decreased by 2.5% compared to the year ended 31 December 2017.

On the same basis, we estimate that the United States industry’s beer sales-to-retailers, adjusted for the number of selling days, declined by 1.8% in the year ended 31 December 2018 compared to the year ended 31 December 2017. We estimate that our shipment volumes in the United States and our beer sales-to-retailers, adjusted for the number of selling days, declined by 2.6% and 2.7%, respectively, in line with our expectations that beer sales-to-retailers and sales-to-wholesalers converge over time.

On the same basis, overall, we continue to see the progress of our commercial strategy, with an estimated decline in total market share of 40 bps in the year ended 31 December 2018 and an estimated decline of 20 bps during the last quarter.

On the same basis, our above core portfolio continues to outperform the industry and accelerated share gains to 90 bps in the year ended 31 December 2018, as compared to 50 bps in the year ended 31 December 2017, based on our estimates, driven by Michelob Ultra, our regional craft portfolio, the recently rebranded Bon & Viv Spiked Seltzer and our innovations in the segment. Michelob Ultra accelerated its growth during the last quarter, solidifying its position as the top share gainer in the United Sates for the past 4 years, based on our estimates. Our 2018 innovation pipeline contributed an estimated 50% of total industry innovation volume, up from 10% as compared to the year ended 31 December 2017, and included Michelob Ultra Pure Gold, Bud Light Orange and the Budweiser Reserve series. These innovations performed well in the year ended 31 December 2018 and continue to gain share, based on our estimates, enhancing the premiumization of our portfolio.

On the same basis, Budweiser and Bud Light are performing better than prior year trends within their segments, based on our estimates. However, the core and core light segments remain under pressure, as consumers trade up to higher price tiers, contributing to Budweiser and Bud Light losing 35 bps and 80 bps of estimated total market share, respectively. Our Super Bowl advertising was in line with our strategy to strengthen the beer category. We drove stronger consumer awareness of our premium brands and innovations including Stella Artois, Bon & Viv Spiked Seltzer, Michelob Ultra and Michelob Ultra Pure Gold. Budweiser led the conversation on sustainability and renewable energy, and Bud Light highlighted the brand’s commitment to quality and transparency for consumers, following our announcement in January that it would be the first brand in the United States to add a comprehensive on-pack serving facts and ingredient label.

On the same basis, in Canada, our volumes decreased by low single digits in the year ended 31 December 2018 compared to the year ended 31 December 2017, driven primarily by a weaker beer industry and our share performance within the value segment, partially offset by the continued success of our trade-up strategy. Our high end company (a business unit made up of a portfolio of global, specialty and craft brands across 22 countries) is growing ahead of the industry, as Corona and Stella Artois continue to gain share, based on our estimates, and our local craft brands grew by double digits. Our focus core and core plus brands also continue to deliver solid results, with Michelob Ultra finishing the year as the fastest-growing brand in Canada, and with Bud Light growing estimated share for the 23rd consecutive year.

Latin America West

In the year ended 31 December 2018, our volumes in Latin America West increased by 4.9 million hectoliters, or 4.4%, compared to the year ended 31 December 2017.

Excluding volume changes attributable to the 2017 and 2018 acquisitions and disposals described above, our total volumes increased by mid-single digits in the year ended 31 December 2018 compared to the year ended 31 December 2017.

On the same basis, our business in Mexico performed well in the year ended 31 December 2018 compared to the year ended 31 December 2017, with volumes up by high single digits. We grew volumes in every major brand and every region in Mexico, resulting in an estimated market share gain of 60 bps. Throughout the year, we have focused on developing our portfolio in line with the category expansion framework to clearly differentiate our brands. This strategy has enabled all of our brands to reach record levels across the country. Our core brands are leading the way for growth with different regional approaches, enabling Corona to grow at an accelerated pace in the Northern region and Victoria to deliver its best performance ever in the Central region. Our premium portfolio contributed meaningfully to growth as well, led by Michelob Ultra and Stella Artois which grew by double digits.

On the same basis, our business in Colombia saw volume growth of 3.2%, led by beer growth of 3.6% and our non-beer volumes improved by 0.2% in the year ended 31 December 2018 compared to the year ended 31 December 2017. The beer category continues to expand, as we gained an estimated 150 bps of share of total alcohol in the year ended 31 December 2018. We continue to drive premiumization within the category, supported by our global brand portfolio which grew by more than 75% this year, led by a strong performance from Budweiser. Our local brand portfolio also performed well, led by Aguila’s country-wide expansion focused on promoting its national identity.

On the same basis, beer volumes in Peru decreased by low single digits and non-beer volumes decreased by high single digits in a challenging macroeconomic environment, though the brand mix of all three global brands delivered solid growth. Ecuador volumes increased by mid-single digits and we estimate we gained share of total alcohol as a result of successful initiatives across the beer category, led by Pilsener and Club Premium and continued growth of the global brands.

Latin America North

In the year ended 31 December 2018, our volumes in Latin America North decreased by 4.4 million hectoliters, or 3.7%, compared to the year ended 31 December 2017, with our beer volumes decreasing 2.1% and soft drinks decreasing 8.5%.

Excluding volume changes attributable to the 2017 and 2018 acquisitions and disposals described above, our volumes decreased by 3.5%.

On the same basis, our Brazil business saw total volumes decreasing by 4.4% in the year ended 31 December 2018 compared to the year ended 31 December 2017, with beer volumes decreasing by 3.1% and non-beer volumes decreasing by 8.7%.

On the same basis, we estimate we lost 40 bps of market share in the year ended 31 December 2018 after gaining approximately 60 bps market share in the year ended 31 December 2017. During the last quarter of 2018, we estimate that we outperformed the beer industry although our beer volumes decreased by low single digits as compared to the same period last year.

On the same basis, based on our estimates, we gained share in the premium segment in the year ended 31 December 2018, driven by our global brand portfolio which grew by more than 30%. Budweiser grew volumes by more than 25%, Stella Artois was up by more than 40% and Corona led the way as one of the fastest growing brands in the country, up by more than 75% in the year ended 31 December 2018 compared to the year ended 31 December 2017. Our core plus portfolio also delivered strong double digit growth, with Bohemia, Brahma Extra and Skol Hops performing very well.

On the same basis, we successfully launched two brands in 2018 brewed with cassava grown by local farmers, which offer consumers an accessible price point while delivering comparable margins to our core portfolio. Nossa was launched in the third quarter of 2018 in Pernambuco and we estimated it gained 5 percentage points of market share in the state by the end of the year ended 31 December 2018. Applying the lesson from this early success, we launched Magnífica in the state of Maranhão in December, and we continue to explore additional opportunities to scale this initiative throughout relevant states for the segment.

Latin America South

In the year ended 31 December 2018, our volumes in Latin America South decreased by 0.1 million hectoliters, or 0.3%, compared to the year ended 31 December 2017.

Excluding volume changes attributable to the 2017 and 2018 acquisitions and disposals described above, our volumes declined by low single digits in the year ended 31 December 2018 compared to the year ended 31 December 2017.

On the same basis, in Argentina, volumes declined by low single digits in the year ended 31 December 2018 compared to the year ended 31 December 2017, due largely to the consumption contraction resulting from challenging macroeconomic conditions. Despite the tough operating environment, we saw some encouraging trends in the industry and our portfolio. The beer category continues to gain share of throat from other alcoholic beverages, gaining over 3 percentage points in the year ended 31 December 2018, based on our estimates. Our premium brands are doing well, gaining an estimated share in a growing segment of the industry, driven by Patagonia and Corona, and we continue to scale up Budweiser after reacquiring the rights to the brand in the first half of 2018. We also successfully repositioned our two largest brands in the country, Quilmes Clásica and Brahma, leading to an improved performance of our core portfolio.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the year ended 31 December 2018 decreased by 44.5 million hectoliters, or 33.8%, compared to the year ended 31 December 2017.

Excluding volume changes attributable to the 2017 and 2018 acquisitions and disposals described above, our beer volumes for the year ended 31 December 2018 increased by low single digits compared to the year ended 31 December 2017.

On the same basis, our beer volumes in South Africa declined by mid-single digits in the year ended 31 December 2018 compared to the year ended 31 December 2017. The macroeconomic and consumer environment in South Africa was challenging this year. The VAT increase as of 1 April 2018, numerous petrol price increases and rising unemployment levels continued to have a negative impact on consumer disposable income, which put disproportionate pressure on the core segment where our portfolio is over-indexed. Despite the challenging environment in the country, our premium portfolio grew by triple digits, and we estimate we gained 10 percentage points of market share in the high end segment, benefitting from the launch of the Budweiser 660ml pack and a very strong FIFA World Cup RussiaTM execution. During the last quarter of 2018, Castle Lite returned to growth following the resolution of the out of stock challenge, posting volumes increase of mid-single digits. In the core segment, which still accounts for the vast majority of our volumes and was held back by a challenging macroeconomic environment, our share remains broadly unchanged, and toward the end of 2018 we saw an improved performance in volume.

On the same basis, beer volumes in Africa, excluding South Africa, grew by low single digits, with significant volume growth in Zambia and Mozambique, where we achieved record high market share in the last quarter of 2018, based on our estimates. Our growth in Nigeria accelerated in the year ended 31 December 2018 following the introduction of our new brewery mid-year to meet demand, with double digit volume growth and continued market share gains, based on our estimates. Additionally, we have seen early signs of success of our introduction into the premium segment, led by Budweiser. However, beer volumes remained flat in Tanzania and were down by mid-single digits in Uganda, as a result of capacity constraints and a challenging macroeconomic environment.

On the same basis, Western Europe grew volumes by low-single digits, with strong execution associated with the 2018 FIFA World Cup RussiaTM. Global brands performed well, and Budweiser’s growth was supported by tournament activations. Corona’s growth was supported by Casa Corona in France and Spain, as well as the Corona Sunset Festivals in the United Kingdom and Italy. The United Kingdom and Spain led the way with market share growth across the region, based on our estimates.

Asia Pacific

For the year ended 31 December 2018, our volumes increased by 2.3 million hectoliters, or 2.2%, compared to the year ended 31 December 2017.

Excluding volume changes attributable to the 2017 and 2018 acquisitions and disposals described above, our beer volumes for the year ended 31 December 2018 increased by low single digits compared to the year ended 31 December 2017.

On the same basis, our volumes in China grew by 2.5% in the year ended 31 December 2018 compared to the year ended 31 December 2017. Our super premium brands continued to grow significantly, supported by a strong overall performance of our e-commerce business. Budweiser also grew by mid-single digits supported by premiumization efforts which expanded beyond the music platform into fashion and broader lifestyle activations.

On the same basis, volumes in Australia decreased by low single digits in the year ended 31 December 2018, due to a softer industry performance amidst declining consumer confidence compared to the year ended 31 December 2017. Great Northern remains a key engine of growth, with continued double-digit growth of both Original and Super Crisp variants. Our craft acquisitions continue to grow in strength with double-digit volume growth in the year ended 31 December 2018. Additionally, Budweiser was brewed locally for the first time and played a key role in the 2018 FIFA World Cup RussiaTM activations. In the last quarter of 2018, we further strengthened our portfolio with the launch of our first non-alcohol beer, Carlton Zero.

Global Export and Holding Companies

For the year ended 31 December 2018, Global Export and Holding Companies volumes decreased by 0.9 million hectoliters. The change in volume performance mainly resulted from the reallocation of export volumes to the Latin America South region.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.” In accordance with IFRS rules, we are required to apply hyperinflation accounting in Argentina as of 1 January 2018. See “—Key Factors Affecting Results of Operations—Foreign Currency” for more information.

The following table reflects changes in revenue across our business segments for the year ended 31 December 2018, as compared to our revenue for the year ended 31 December 2017.

	Year ended 31 December 2018	Year ended 31 December 2017	Change
	(USD millions)		(%)(1)
North America	15,504	15,588	(0.5)
Latin America West	9,999	9,238	8.2
Latin America North	8,990	9,775	(8.0)
Latin America South	2,863	3,363	(14.9)
EMEA	8,374	10,344	(19.0)
Asia Pacific	8,470	7,804	8.5
Global Export and Holding Companies	419	332	26.2

Total	54,619	56,444	(3.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 54,619 million for the year ended 31 December 2018. This represented a decrease of USD 1,825 million, or 3.2%, as compared to our consolidated revenue for the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect the performance of our business after the 2017 and 2018 acquisitions and disposals, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2017 and 2018 acquisitions and disposals and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our consolidated revenue by USD 2,600 million (net) for the year ended 31 December 2018 compared to the year ended 31 December 2017.

•

Our consolidated revenue for the year ended 31 December 2018 also reflects an unfavorable currency translation impact of USD 1,816 million mainly arising from currency translation effects in Latin America South and Latin America North.

Excluding the effects of the 2017 and 2018 acquisitions and disposals described above, the adoption of hyperinflation accounting in our Argentinean operations and currency translation effects, our revenue increased 4.8% and increased by 4.5% on a per hectoliter basis, in the year ended 31 December 2018 compared to the year ended 31 December 2017, driven by our revenue management initiatives and brand mix, as we continue to implement our premiumization strategies around the world. Our consolidated revenue for the year ended 31 December 2018 was partly impacted by the developments in volumes discussed above.

On the same basis, the main business segments contributing to growth in our consolidated revenues were: (i) Latin America West, driven by the good performance of our brand portfolio, (ii) Latin America South, as a result of high inflation and (iii) Asia Pacific, driven by continued premiumization.

Combined revenues of our three global brands grew by 9.0% in 2018, with global revenues for Budweiser growing by 5.3%, for Stella Artois by 5.2% and for Corona by 17.6%.

Cost of Sales

The following table reflects changes in the cost of sales across our business segments for the year ended 31 December 2018 as compared to the year ended 31 December 2017:

	Year ended 31 December 2018	Year ended 31 December 2017	Change
	(USD millions)		(%)(1)
North America	(5,788)	(5,777)	(0.2)
Latin America West	(2,722)	(2,555)	(6.5)
Latin America North	(3,404)	(3,744)	9.1
Latin America South	(1,060)	(1,207)	12.2
EMEA	(3,482)	(4,609)	24.5
Asia Pacific	(3,533)	(3,201)	(10.4)
Global Export and Holding Companies	(370)	(292)	(26.7)

Total	(20,359)	(21,386)	4.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 20,359 million for the year ended 31 December 2018. This represented a decrease of USD 1,027 million, or 4.8%, as compared to our consolidated cost of sales for the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect the performance of our business after certain acquisitions and disposals we undertook in 2017 and 2018, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2017 and 2018 acquisitions and disposals, and the adoption of hyperinflation accounting in our Argentinean operations positively impacted our consolidated cost of sales by USD 1,373 million for the year ended 31 December 2018 compared to the year ended 31 December 2017.

•

Our consolidated cost of sales for the year ended 31 December 2018 also reflects a positive currency translation impact of USD 592 million mainly arising from currency translation effects in Latin America North.

Excluding the effects of the 2017 and 2018 acquisitions and disposals described above, the adoption of hyperinflation accounting in our Argentinean operations and currency translation effects, our consolidated cost of sales increased by 4.7%, primarily driven by an increase in commodity prices, partially offset by synergy delivery. Our consolidated cost of sales for the year ended 31 December 2018 was partly impacted by the developments in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 4.3%.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2018 as compared to the year ended 31 December 2017. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2018 were USD 16,438 million, representing a decrease of USD 807 million, or 4.7% compared to our operating expenses for 2017.

	Year ended 31 December 2018	Year ended 31 December 2017	Change
	(USD millions)		(%)(1)
Distribution Expenses	(5,770)	(5,876)	1.8
Sales and Marketing Expenses	(7,883)	(8,382)	5.9
Administrative Expenses	(3,465)	(3,841)	9.8
Other Operating Income/(Expenses)	680	854	(20.4)

Total Operating Expenses	(16,438)	(17,245)	4.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the year ended 31 December 2018 as compared to the year ended 31 December 2017:

	Year ended 31 December 2018	Year ended 31 December 2017	Change
	(USD millions)		(%)(1)
North America	(4,396)	(4,361)	(0.8)
Latin America West	(2,821)	(2,876)	1.9
Latin America North	(2,686)	(3,060)	12.2
Latin America South	(689)	(781)	11.8
EMEA	(2,760)	(3,336)	17.3
Asia Pacific	(2,770)	(2,735)	(1.3)
Global Export and Holding Companies	(996)	(950)	(4.8)

Total	(17,118)	(18,099)	5.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 17,118 million for the year ended 31 December 2018. This represented a decrease of USD 981 million, or 5.4%, as compared to the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2017 and 2018 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations positively impacted our consolidated selling, general and administrative expenses by USD 603 million for the year ended 31 December 2018 compared to the year ended 31 December 2017.

•	Our consolidated selling, general and administrative expenses for the year ended 31 December 2018 also reflect a positive currency translation impact of USD 443 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our consolidated selling, general and administrative expenses in the year ended 31 December 2018 remained in line compared to the year ended 31 December 2017.

Other Operating Income/(Expenses)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2018 as compared to the year ended 31 December 2017:

	Year ended 31 December 2018	Year ended 31 December 2017(2)	Change
	(USD millions)		(%)(1)
North America	40	36	11.1
Latin America West	87	89	(2.2)
Latin America North	266	361	(26.3)
Latin America South	2	13	(84.6)
EMEA	98	108	(9.3)
Asia Pacific	163	168	(3.0)
Global Export and Holding Companies	25	79	(68.4)

Total	680	854	(20.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the year ended 31 December 2018 was USD 680 million. This represented a decrease of USD 174 million, or 20.4%, compared to the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2017 and 2018 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our net consolidated other operating income and expenses by USD 112 million for the year ended 31 December 2018 compared to the year ended 31 December 2017.

•	Our net consolidated other operating income and expenses for the year ended 31 December 2018 also reflect a negative currency translation impact of USD 46 million.

Excluding the effects of the business acquisitions and disposals, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations described above, our net consolidated other operating income and expenses would have decreased by 2.2% for the year ended 31 December 2018 as compared to the year ended 31 December 2017, driven primarily by lower gains on disposals.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and, accordingly, our management has excluded these items from their segment measure of performance.

For the year ended 31 December 2018, exceptional items included in profit from operations consisted of restructuring charges, acquisition costs of business combinations and business and asset disposal. Exceptional items were as follows for the years ended 31 December 2018 and 2017:

	Year ended 31 December 2018	Year ended 31 December 2017
	(USD millions)
Restructuring	(385)	(468)
Acquisition costs of business combination	(74)	(155)
Business and asset disposal	(26)	(39)
Provision for EU investigation	(230)	—

Total	(715)	(662)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 385 million for the year ended 31 December 2018 as compared to a net cost of USD 468 million for the year ended 31 December 2017. These charges primarily relate to the SAB integration. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition Costs of Business Combinations

Acquisition costs of USD 74 million for the year ended 31 December 2018 primarily related to cost incurred to facilitate the combination with SAB and costs incurred to recover the Budweiser distribution rights in Argentina from CCU. See also note 15 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 included in this Form 20-F.

Business and Asset Disposal

Business and asset disposals amounted to a net cost of USD 26 million for the year ended 31 December 2018, mainly attributable to the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost. See also note 6 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 included in this Form 20-F.

Provision for EU investigation

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by us in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, we recognized a provision of USD 230 million during the year ended 31 December 2018. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Antitrust Matters— European Commission Antitrust Investigation” for more information.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2018 as compared to the year ended 31 December 2017:

	Year ended 31 December 2018	Year ended 31 December 2017	Change
	(USD millions)		(%)(1)
North America	5,350	5,490	(2.6)
Latin America West	4,419	3,743	18.1
Latin America North	3,170	3,314	(4.3)
Latin America South	1,085	1,375	(21.1)
EMEA	1,860	2,363	(21.3)

	Year ended 31 December 2018	Year ended 31 December 2017	Change
	(USD millions)		(%)(1)
Asia Pacific	2,265	1,939	16.8
Global Export and Holding Companies	(1,042)	(1,071)	2.7

Total	17,106	17,152	(0.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 17,106 million for the year ended 31 December 2018. This represented a decrease of USD 46 million, or 0.3%, as compared to our profit from operations for the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018, currency translation effects and the effects of certain exceptional items as described above.

•

The 2017 and 2018 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our consolidated profit from operations by USD 739 million for the year ended 31 December 2018 compared to the year ended 31 December 2017.

•	Our consolidated profit from operations for the year ended 31 December 2018 also reflects a negative currency translation impact of USD 874 million.

•

Our profit from operations for the year ended 31 December 2018 was negatively impacted by USD 715 million of certain exceptional items, as compared to a negative impact of USD 662 million for the year ended 31 December 2017. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2018 and 2017.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our profit from operations increased by 9.4%.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2018 as compared to the year ended 31 December 2017:

	Year ended 31 December 2018	Year ended 31 December 2017	Change
	(USD millions)		(%)(1)
Profit of the year	5,691	9,183	(38.0)
Profit from discontinued operations	—	(28)	—
Net finance cost	8,729	6,507	(34.1)
Income tax expense	2,839	1,920	(47.9)
Share of result of associates and joint ventures	(153)	(430)	(64.4)

Profit from operations	17,106	17,152	(0.3)
Depreciation, amortization and impairment	4,260	4,276	0.4

EBITDA, as defined	21,366	21,429	(0.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

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

Our EBITDA, as defined, amounted to USD 21,366 million for the year ended 31 December 2018. This represented a decrease of USD 63 million, or 0.3%, as compared to our EBITDA, as defined, for the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2017 and 2018 discussed above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations. Furthermore, our EBITDA, as defined, was negatively impacted by USD 715 million (before impairment losses) of certain exceptional items in the year ended 31 December 2018, as compared to a negative impact of USD 662 million (before impairment losses) during the year ended 31 December 2017. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2018 and 2017.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2018 and 2017:

	Year ended 31 December 2018	Year ended 31 December 2017	Change
	(USD millions)		(%)(1)
Net interest expense	(3,785)	(4,005)	5.5
Net interest on net defined benefit liabilities	(94)	(101)	6.9
Accretion expense	(400)	(614)	34.9
Mark-to-market (hedging of our share-based payment programs)	(1,774)	(291)	—
Other financial results	(694)	(803)	13.6

Net finance cost before exceptional finance results	(6,747)	(5,814)	(16.0)
Mark-to-market (Grupo Modelo deferred share instrument)	(873)	(146)	—
Other mark-to-market	(849)	(142)	—
Other	(260)	(405)	35.8

Exceptional net finance income/(cost)	(1,982)	(693)	(186.0)

Net finance income/(cost)	(8,729)	(6,507)	(34.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the year ended 31 December 2018 was USD 8,729 million, as compared to USD 6,507 million for the year ended 31 December 2017, representing a cost increase of USD 2,222 million.

The increase in net finance costs before exceptional financial items is driven primarily by a negative mark-to-market adjustment of USD 1,774 million in 2018, linked to the hedging of our share-based payment program, compared to a negative mark-to-market adjustment of USD 291 million for the period ended 31 December 2017.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices are as follows:

	Year ended 31 December 2018	Year ended 31 December 2017
Share price at the start of the period (in euro)	93.13	100.55
Share price at the end of the period (in euro)	57.70	93.13
Number of derivative equity instruments at the end of the period (in millions)	46.9	46.9

Exceptional net finance costs include a negative mark-to-market adjustment of USD 1,722 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a total negative mark-to-market adjustment of USD 288 million for the period ended 31 December 2017. The number of shares covered by the hedging of the deferred share instrument and the Restricted Shares, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2018	Year ended 31 December 2017
Share price at the start of the period (in euro)	93.13	100.55
Share price at the end of the period (in euro)	57.70	93.13
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance costs of USD 260 million in 2018 mainly result from premiums paid on the early termination of certain bonds and to non-cash foreign exchange losses on intragroup loans that were historically reported in equity and were recycled from equity to profit and loss account upon reimbursement of these loans.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the year ended 31 December 2018 was USD 153 million as compared to USD 430 million for the year ended 31 December 2017. The share of results reported for our associate Castel in the year ended 31 December 2017 included the revision of the 2016 finalized results. In the year ended 31 December 2018, the share of results reported for Castel was negatively impacted by a currency devaluation in Angola.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2018 amounted to USD 2,839 million, with an effective tax rate of 33.9%, as compared to an income tax expense of USD 1,920 million and an effective tax rate of 18.0% for the year ended 31 December 2017.

The 2018 taxes were negatively impacted by losses from certain derivatives related to hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, as well as changes in tax legislation in some countries resulting in additional non-deductible expenses in 2018.

The 2017 taxes were positively impacted by a USD 1.8 billion adjustment recognized as an exceptional gain following the U.S. tax reform enacted on 22 December 2017. This USD 1.8 billion adjustment resulted mainly from the remeasurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser Busch and certain deferred tax assets following the change in federal tax rate from 35% to 21%.

This impact was partially offset by Ambev and certain of its subsidiaries joining the Brazilian Federal Tax Regularization Program in September 2017 whereby Ambev committed to pay some tax contingencies that were under dispute, totaling BRL 3.5 billion (USD 1.1 billion), with BRL 1.0 billion (USD 0.3 billion) paid in 2017 and the remaining amount payable in 145 monthly installments starting January 2018, plus interest. Within these contingencies, a dispute related to presumed taxation at Ambev’s subsidiary CRBS was not provided for until September 2017 as the loss was assessed as possible. The total amount recognized in 2017 as exceptional is BRL 2.9 billion (USD 0.9 billion) of which BRL 2.8 billion (USD 0.9 billion) is reported as exceptional income tax cost and BRL 141 million (USD 44 million) is reported as exceptional financial cost.

In 2018, we finalized the re-measurement of current and deferred taxes resulting from the U.S. tax reform enacted on 22 December 2017, based on published regulation and guidance. Such remeasurement resulted in an adjustment of USD 0.1 billion recognized as an exceptional income tax gain for the year ended 31 December 2018. For additional information, see notes 12 and 18 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

The merger of Beverage Associates Holding Limited into Ambev in August 2006 generated benefits related to goodwill amortization. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006 and other mergers was to reduce income tax expense for the year ended 31 December 2017 by USD 53 million. In October 2013 and June 2016, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and Its Subsidiaries—Tax Matters—Special Goodwill Reserve” for further information.

We benefit from tax-exempted income and tax credits which are expected to continue in the future. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,323 million for the year ended 31 December 2017, an increase of USD 136 million from USD 1,187 million for the year ended 31 December 2017.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2018 was USD 4,368 million compared to USD 7,996 million for the year ended 31 December 2017, with basic earnings per share of USD 2.21, based on 1,975 million shares outstanding, representing the weighted average number of ordinary and Restricted Shares outstanding during the year ended 31 December 2018. For the definition of the weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.”

Excluding the after-tax impact of exceptional items discussed above and the impact of discontinued operations, profit attributable to our equity holders for the year ended 31 December 2018 would have been USD 6,793 million, and basic earnings per share would have been USD 3.44.

Underlying EPS for the year ended 31 December 2018 was USD 4.38 compared to USD 4.19 in the same period last year. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above, the impact of discontinued operations, the mark-to-market of the hedging of our share-based payment programs and the impacts of hyperinflation.

The decrease in profit attributable to our equity holders in the year ended 31 December 2018 was primarily due to a higher negative mark-to-market adjustment linked to the hedging of our share-based payment programs and higher exceptional net finance cost in the year ended 31 December 2018 compared to the year ended 31 December 2017.

	Year ended 31 December 2018	Year ended 31 December 2017
	(USD per share)
Profit from operations excluding exceptional items and hyperinflation impacts	9.14	9.04
Hyperinflation impacts	(0.12)	—

Profit from operations excluding exceptional items	9.02	9.04
Mark-to-market (hedging of our share-based payment programs)	(0.90)	(0.15)
Net finance cost excluding mark-to-market related to the hedging of our share-based payment programs	(2.52)	(2.80)
Income tax expense	(1.56)	(1.40)
Associates & non-controlling interest	(0.61)	(0.65)

Earnings per share excluding exceptional items and discontinued operations	3.44	4.04
Mark-to-market (hedging of our share-based payment programs)	0.90	0.15
Hyperinflation impacts in earnings per share	0.04	—

Underlying EPS	4.38	4.19
Earnings per share excluding exceptional items and discontinued operations	3.44	4.04
Exceptional items, before taxes	(0.36)	(0.34)
Exceptional net finance cost, before taxes	(1.00)	(0.35)
Exceptional taxes	0.12	0.42
Exceptional items attributable to non-controlling interest	0.02	0.27
Profit from discontinued operations	—	0.01

Basic earnings per share	2.21	4.06

A performance measure such as Underlying EPS is a non-IFRS measure. The measure most directly comparable to Underlying EPS and presented in accordance with IFRS in our consolidated financial statements is basic earnings per share. We believe Underlying EPS is useful to investors because it facilitates comparisons of our earnings per share from period to period. In comparison with basic earnings per share, Underlying EPS excludes items which are exceptional and over which management has no control, such as the effects of hyperinflation of Argentina. Items excluded from Underlying EPS are the after-tax exceptional items discussed above, the impact of discontinued operations, the mark-to-market of the hedging of our share-based payment programs and the impacts of hyperinflation.

Underlying EPS, however, has limitations as an analytical tool. It is not a recognized term under IFRS and does not purport to be an alternative to earnings per share as a measure of operating performance on a per share basis. As a result, you should not consider Underlying EPS in isolation from, or as a substitute analysis for, our basic and diluted earnings per share. Some limitations of Underlying EPS are:

•	Underlying EPS does not reflect items which are exceptional and over which management has no control, such as the effects of hyperinflation in Argentina;

•	Underlying EPS does not reflect the impact of discontinued operations;

•	Underlying EPS does not reflect the mark-to-market adjustment of the hedging of our share-based payment programs;

•	Underlying EPS may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations; and

•	the adjustments made in calculating Underlying EPS are those that management consider are not representative of the underlying operations of the company and therefore are subjective in nature.

We compensate for these limitations, in addition to using Underlying EPS, by relying on our measures of earnings per share calculated in accordance with IFRS.

Adoption of hyperinflation accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29).

IAS 29 requires us to report the results of our operations in hyperinflationary economies as if these were highly inflationary as of 1 January 2018, and to restate the results for the twelve-month period ended 31 December 2018 for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period, namely 31 December closing rate for our results in the twelve-month period ended 31 December 2018.

In the twelve-month period ended 31 December 2018, we are reporting USD 246 million negative impact of hyperinflation accounting on our consolidated revenue and USD 144 million negative impact on our EBITDA, as defined, before exceptional items. The hyperinflation accounting adjustment in the twelve-month period ended 31 December 2018 results from the combined effect of the indexation to reflect changes in purchasing power on the results for the twelve-month period ended 31 December 2018 and the translation of those results at the closing rate of the period, rather than the average year-to-date rate applied both to the results previously disclosed and the results of the full year 2018.

The hyperinflation accounting adjustments on our consolidated revenue are as follows:

Year ended 31 December 2018
(USD million)
Indexation	258
Closing rate	(504)

Total	(246)

The hyperinflation accounting adjustments on our EBITDA, as defined, before exceptional items, are as follows:

Year ended 31 December 2018
(USD million)
Indexation	108
Closing rate	(252)

Total	(144)

Non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line. See also note 11 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 included in this Form 20-F.

Our income statement is also adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year-to-date average rate for non-hyperinflationary economies), thereby restating the year to date income statement account both for inflation index and currency conversion.

In the year ended 31 December 2018, the transition to hyperinflation accounting in accordance with IFRS rules resulted in a positive USD 46 million monetary adjustment reported in the finance line, a negative impact on the Profit attributable to our equity holders of USD 77 million and a negative impact on Earnings per share excluding exceptional items and discontinued operations of USD 0.04.

Year Ended 31 December 2017 Compared to the Year Ended 31 December 2016

The table below presents our condensed consolidated results of operations for the year ended 31 December 2017 and 2016. Following completion of the combination with SAB, we are consolidating SAB and reporting results and volumes of the retained SAB operations as of the fourth quarter of 2016.

	Year ended 31 December 2017	Year ended 31 December 2016	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	612,572	500,242	22.5
Revenue	56,444	45,517	24.0
Cost of sales	(21,386)	(17,803)	(20.1)
Gross profit	35,058	27,715	26.5
Selling, General and Administrative expenses	(18,099)	(15,171)	(19.3)
Other operating income/(expenses)	854	732	16.7
Exceptional items	(662)	(394)	(68.0)
Profit from operations	17,152	12,882	33.1
EBITDA, as defined(2)	21,429	16,361	31.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

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

On the same basis, we estimate that the United States industry’s beer sales-to-retailers adjusted for the number of selling days declined by 1.3% in the year ended 31 December 2017 compared to the year ended 31 December 2016. We estimate that our shipment volumes in the United States and our beer sales-to-retailers adjusted for the number of selling days declined by 3.5% and 3.0%, respectively. Our beer sales-to-wholesalers caught-up in the fourth quarter from the third quarter’s disruption caused by major hurricanes, in line with our expectations that beer sales-to-retailers and sales-to-wholesalers converge over time.

Our above premium brand portfolio continued to perform well, gaining approximately 45 bps of total market share in the year ended 31 December 2017, based on our estimates. Michelob Ultra led the growth in this segment, with volumes up by double-digits, continuing its run as the top share gainer in the US for the eleventh consecutive quarter. We continue to fuel the momentum behind Michelob Ultra and launched a new line extension named Pure Gold. Stella Artois performed well, gaining share and continuing to build on its partnership with Water.org to provide clean water to millions of people in the developing world. Our regional craft portfolio also performed well, growing volume and share, based on our estimates, in the year ended 31 December 2017.

The premium and premium light segments underperformed the industry. Budweiser and Bud Light market share declined by an estimated 40 bps and 85 bps of share, respectively. Our value brand portfolio showed improved trends in the year ended 31 December 2017, with the Busch brand family and Bud Ice leading the way.

We continue to strengthen and expand our presence beyond traditional beer, with our recent bets in the non-alcohol space and Bon & Viv Spiked Seltzer gaining momentum, as we leverage our strong wholesaler network to meet evolving consumer needs.

We estimate a decline in total market share in the United States of approximately 75 bps in the year ended 31 December 2017.

In Canada, our volumes decreased by low single digits in the year ended 31 December 2017 compared to the last year due to a challenging industry environment. We estimate that we are now the market leader in every category segment in the country. Bud Light remained the fastest growing brand in Canada, completing its 22nd consecutive year of market share growth based on our estimates. Our portfolio mix continues to improve, bolstered by growth in our craft portfolio and Stella Artois, and we believe that we continue to lead the Near Beer segment with our cider brands and ready-to-drink innovations.

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

In China, our volumes grew by low single digits in the year ended 31 December 2017. We estimate that our market share grew in an industry that declined by an estimated 0.9% in 2017. Our brand portfolio benefited from strong consumer preference for premium brands. In the core plus segment, Harbin Ice outperformed the industry nationally, aided by Baipi wheat extension. Budweiser also grew nationally with some notable successes in the year ended 31 December 2017, including establishing itself as the leading beer brand in sales in e-commerce. Our super premium portfolio, led by Corona, Hoegaarden, and Franziskaner, accelerated its growth throughout the year ended 31 December 2017, with volumes almost doubling compared to the year ended 31 December 2016, and we estimate that we are the market leader in all super premium beer styles in China.

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

A performance measure such as EBITDA, as defined, is a non-IFRS measure. The financial measure most directly comparable to EBITDA, as defined, and presented in accordance with IFRS in our consolidated financial statements, is profit of the year. EBITDA, as defined, is a measure used by our management to evaluate our business performance and is defined as profit from operations before depreciation, amortization and impairment. EBITDA, as defined, is a key component of the measures that are provided to senior management on a monthly basis at the group level, the business segment level and lower levels. See “—Year Ended 31 December 2018 Compared to the Year Ended 31 December 2017—EBITDA, as defined” above for more information about our definition of EBITDA, as defined.

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

Other exceptional net finance costs of USD 405 million in 2017 mainly relate to non-cash foreign exchange losses on intragroup loans that were historically reported in equity and were recycled from equity to profit and loss account upon reimbursement of these loans, and accelerated accretion expenses associated to the repayment of a facilities agreement and the early redemption of certain notes.

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

For a discussion of the re-measurement of current and deferred taxes resulting from the U.S. tax reform, see “—Year Ended 31 December 2018 Compared to the Year Ended 31 December 2017—Income Tax Expense.”

This impact was partially offset by Ambev and certain of its subsidiaries joining the Brazilian Federal Tax Regularization Program in September 2017 whereby Ambev committed to pay some tax contingencies that were under dispute, totaling BRL 3.5 billion (USD 1.1 billion), with BRL 1.0 billion (USD 0.3 billion) paid in 2017 and the remaining amount payable in 145 monthly installments starting January 2018, plus interest. Within these contingencies, a dispute related to presumed taxation at Ambev’s subsidiary CRBS was not provided for until September 2017 as the loss was assessed as possible. The total amount recognized as exceptional is BRL 2.9 billion (USD 0.9 billion) of which BRL 2.8 billion (USD 0.9 billion) is reported as exceptional income tax cost and BRL 141 million (USD 44 million) is reported as exceptional financial cost.

The 2016 effective tax rate was negatively impacted by the non-deductible negative mark-to-market adjustment related to the hedging of the purchase price of the combination with SAB that could not qualify for hedge accounting.

The merger of Beverage Associates Holding Limited into Ambev in August 2006 generated benefits related to goodwill amortization. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The impact of the tax deductible goodwill resulting from the merger of Beverage Associates Holding Limited into Ambev in August 2006 and other mergers was to reduce income tax expense for the year ended 31 December 2017 by USD 53 million. In October 2013 and June 2016, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited into Ambev. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and Its Subsidiaries—Tax Matters—Special Goodwill Reserve” for further information.

We benefit from tax-exempted income and tax credits which are expected to continue in the future. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,187 million for the year ended 31 December 2017, a decrease of USD 341 million from USD 1,528 million for the year ended 31 December 2016, primarily due to the impact of the Brazilian Federal Tax Regularization Program entered into by Ambev, as discussed above.

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

	Year ended 31 December 2017	Year ended 31 December 2016(1)
	(USD per share)
Profit from operations excluding exceptional items(1)	10.38	7.72
Mark-to-market (hedging of our share-based payment programs)(1)	(0.17)	(0.22)
Pre-funding of the SAB combination(1)	—	(0.71)
Net finance cost(1)	(3.22)	(2.10)
Income tax expense(1)	(1.60)	(0.98)
Associates & non-controlling interest(1)	(0.75)	(0.88)
Share dilution(1)	(0.60)	—

Earnings per share excluding exceptional items and discontinued operations	4.04	2.83
Mark-to-market (hedging of our share-based payment programs)(1)	0.17	0.22
Share dilution(1)	(0.02)	—
Underlying EPS	4.19	3.05
Earnings per share excluding exceptional items and discontinued operations	4.04	2.83
Exceptional net finance cost, before taxes	(0.35)	(1.96)
Exceptional taxes	0.42	0.04
Exceptional items attributable to non-controlling interest	0.27	0.01
Profit from discontinued operations	0.01	0.03

Basic earnings per share	4.06	0.72

Note:

(1)

Earnings per share before dilution, calculated based upon the weighted average number of shares in the year ended 31 December 2016 of 1,717 million shares. Earnings per share after dilution based upon the weighted average number of shares in the year ended 31 December 2017 of 1,971 million shares.

A performance measure such as Underlying EPS is a non-IFRS measure. The measure most directly comparable to Underlying EPS and presented in accordance with IFRS in our consolidated financial statements is basic earnings per share. See “—Year Ended 31 December 2018 Compared to the Year Ended 31 December 2017—Profit Attributable to Equity Holders” above for more information about our definition of Underlying EPS.

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2018, 2017 and 2016:

	Year ended 31 December,
	2018	2017	2016
U.S. dollar	28.6%	27.5%	33.1%
Brazilian real	13.6%	14.5%	15.8%
Chinese yuan	8.7%	7.5%	8.9%
Mexican peso	8.1%	7.0%	9.3%
Euro	6.1%	5.5%	6.6%
Colombian peso	4.3%	3.8%	1.4%
South African rand	4.1%	6.2%	2.7%
Canadian dollar	3.4%	3.3%	4.1%
Australian dollar	3.2%	3.0%	0.8%
South Korean won	2.9%	2.5%	2.9%
Peruvian peso	2.9%	2.6%	0.8%
Argentinean peso(1)	2.7%	3.5%	3.5%
Pound sterling	2.1%	1.7%	1.8%
Dominican peso	1.6%	1.5%	1.9%
Other	7.7%	9.9%	6.4%

Note:

(1)

Hyperinflation accounting was adopted in 2018 to report the company’s Argentinean operations. In line with IFRS, the 2017 and 2016 Argentinean operations were not restated for hyperinflation accounting.

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2018, 2017 and 2016:

•

We recorded a negative translation impact, including hyperinflation accounting impact, of USD 2,302 million on our revenue for the year ended 31 December 2018 (as compared to a positive translation impact of USD 347 million in 2017 and a negative impact of USD 2,794 million in 2016) and a negative translation impact, including hyperinflation accounting impact, of USD 1,103 million on our profit from operations for the year ended 31 December 2018 (as compared to a positive translation impact of USD 112 million on our profit from operations in 2017 and a negative impact of USD 1,004 million in 2016).

•

Our reported profit of the year was negatively affected by a USD 684 million translation impact, including hyperinflation accounting impact, for the year ended 31 December 2018 (as compared to a positive translation of USD 126 million in 2017 and a negative translation impact of USD 649 million in 2016), while the negative translation impact, including hyperinflation accounting impact, on our earnings per share base for the year ended 31 December 2018 was USD 505 million, or USD 0.26 per share (as compared to a positive impact of USD 100 million, or USD 0.05 per share, in 2017 and a negative impact of USD 505 million, or USD 0.27 per share, in 2016).

•

Our net debt decreased by USD 2.1 billion in the year ended 31 December 2018 as a result of translation impacts (as compared to an increase of USD 4,184 million in 2017 and a decrease of USD 349 million in 2016).

•

Equity attributable to our equity holders decreased by USD 7,379 million in the year ended 31 December 2018 as a result of translation impacts (as compared to an increase of USD 1,053 million in 2017 and a decrease of USD 3,265 million in 2016).

See note 29 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

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

We are of the opinion that our working capital, as an indicator of our ability to satisfy our short-term liabilities is, based on our expected cash flow from operations for the coming 12 months, sufficient for the 12 months following the date of this Form 20-F. Over the longer term, we believe that our cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward. As part of our cash flow management, we manage capital expenditures by optimizing use of our existing brewery capacity and standardizing operational processes to make our capital investments more efficient. We are also attempting to improve operating cash flow through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers.

Equity attributable to our equity holders and non-controlling interests amounted to USD 71.9 billion as of 31 December 2018 (USD 80.2 billion as of 31 December 2017 and USD 81.4 billion as of 31 December 2016) and our net debt amounted to USD 102.5 billion as of 31 December 2018 (USD 104.4 billion as of 31 December 2017 and USD 107.9 billion as of 31 December 2016). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

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

We also have a revolving facility under our 2010 Senior Facilities Agreement, with a total commitment of USD 9.0 billion, maturing in August 2022. As of 31 December 2018, the revolving facility was fully undrawn.

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

Our cash, cash equivalents and short-term investments in debt securities, less bank overdrafts, as of 31 December 2018 amounted to USD 7.0 billion.

As of 31 December 2018, we had total liquidity of USD 16.0 billion, which consisted of USD 9.0 billion available under committed long-term credit facilities and USD 7.0 billion of cash, cash equivalents and short-term investments in debt securities, less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2018, 2017 and 2016:

	Year ended 31 December (audited)
	2018	2017	2016(1)
	(USD millions)
Cash flow from operating activities	14,663	15,430	10,110
Cash flow from (used in) investing activities	(3,965)	7,854	(60,077)
Cash flow from (used in) financing activities	(13,945)	(21,004)	50,731

Net increase/(decrease) in cash and cash equivalents	(3,247)	2,280	764

Note:

(1)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2018, 2017 and 2016 were as follows:

	Year ended 31 December (audited)
	2018	2017	2016(2)
	(USD millions)
Profit of the year	5,691	9,183	2,769
Interest, taxes and non-cash items included in profit	15,870	12,484	13,572

Cash flow from operating activities before changes in working capital and provisions	21,561	21,667	16,341
Change in working capital(1)	512	219	173
Pension contributions and use of provisions	(488)	(616)	(470)
Interest and taxes (paid)/received	(7,064)	(5,982)	(5,977)
Dividends received	141	142	43

Cash flow from operating activities	14,663	15,430	10,110

Note:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results of the retained SAB operations as of the fourth quarter of 2016.

Non-cash items included in profit of the year include: depreciation, amortization and impairments, including impairment losses on receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of results of associates and joint ventures; net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for a more comprehensive overview of our cash flow from operating activities.

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

Cash flow from operating activities in 2018 decreased by USD 767 million, or 4.9%, from USD 15,430 million in 2017 to USD 14,663 million in 2018, mainly explained by higher taxes paid in 2018 compared to 2017, including the payment of taxes related to prior periods.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as “core” (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital contributed USD 512 million to operational cash flow in 2018. This contribution includes USD 445 million cash inflow from derivatives.

Cash flow from operating activities in 2017 increased by USD 5,320 million, or 53%, from USD 10,110 million in 2016 to USD 15,430 million in 2017, mainly explained by higher profit of the year following the SAB combination in the fourth quarter 2016.

Cash Flow used in Investing Activities

Our cash flows used in investing activities for the years ended 31 December 2018, 2017 and 2016 were as follows:

	Year ended 31 December (audited)
	2018	2017	2016(2)
	(USD millions)
Net capital expenditure(1)	(4,649)	(4,124)	(4,768)
Acquisition of SAB, net of cash acquired	—	—	(65,166)
Net of tax proceeds from SAB transaction-related divestitures	(430)	8,248	16,342
Acquisition and sale of subsidiaries and associates, net of cash acquired / disposed of	145	(556)	(792)
Proceeds from the sale of / (investment in) short-term debt securities	1,296	4,337	(5,583)
Other	(327)	(51)	(110)

Cash flow from (used in) investing activities	(3,965)	7,854	(60,077)

Note:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
(2)	Following completion of the combination with SAB, we consolidated SAB and report results of the retained SAB operations as of the fourth quarter of 2016.

Cash flow used in investing activities was USD 3,965 million in 2018 as compared to USD 7,854 million cash flow from investing activities in 2017. The cash flow from investing activities in 2017 mainly reflected the proceeds from the announced SAB-related divestitures completed during 2017, net of taxes paid in 2017 on prior year divestitures, which were not repeated in 2018.

Our net capital expenditures amounted to USD 4,649 million in 2018 and USD 4,124 million in 2017. Out of the total 2018 capital expenditures approximately 48% was used to improve our production facilities while 42% was used for logistics and commercial investments and 10% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from investing activities was USD 7,854 million in 2017 as compared to USD 60,077 million cash flow used in 2016. The 2017 cash flow from investing activities mainly reflects the proceeds from the announced divestitures completed during 2017, net of taxes paid in 2017 on prior year divestitures.

Cash Flow from/(used in) Financing Activities

Our cash flows from/(used in) financing activities for the years ended 31 December 2018, 2017 and 2016 were as follows:

	Year ended 31 December (audited)
	2018	2017	2016(2)
	(USD millions)
Dividends paid(1)	(7,761)	(9,275)	(8,450)
Net (payments on) / proceeds from borrowings	(4,707)	(9,957)	62,675
Other (including net financing costs other than interest)	(1,477)	(1,772)	(3,494)

Cash flow from (used in) financing activities	(13,945)	(21,004)	50,731

Note:

(1)

Dividends paid in 2018 consisted primarily of USD 6.5 billion paid by Anheuser-Busch InBev SA/NV and USD 0.9 billion paid by Ambev. Dividends paid in 2017 consisted primarily of USD 8.0 billion paid by Anheuser-Busch InBev SA/NV and USD 1.1 billion paid by Ambev. Dividends paid in 2016 consisted primarily of USD 7.1 billion paid by Anheuser-Busch InBev SA/NV and USD 1.2 billion paid by Ambev.

(2)	Following completion of the combination with SAB, we consolidated SAB and report results of the retained SAB operations as of the fourth quarter of 2016.

Cash flow used in financing activities amounted to USD 13,945 million in 2018, as compared to a cash flow used in financing activities of USD 21,004 million in 2017. The cash flow used in financing activities in 2018 reflects dividends paid and payments on borrowings.

Cash flow used in financing activities amounted to USD 21,004 million in 2017, as compared to a cash flow from financing activities of USD 50,731 million in 2016. The cash flow used in financing activities in 2017 reflects dividends paid and payments on borrowings.

For more information on the financing activities related to long-term debt issuances in 2017 and 2018, see “—Funding Sources—Borrowings.” Please also refer to note 24 of our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 15.3% of our profit from operations for the year ended 31 December 2018, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. Capital transfer restrictions are also common in certain developing countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country. As at 31 December 2018, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of the operating subsidiaries.

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

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments, less bank overdrafts, at each of 31 December 2018, 2017 and 2016 were as follows:

	Year ended 31 December (audited)
	2018	2017	2016(1)
	(USD millions)
Cash and cash equivalents	7,074	10,472	8,579
Bank overdrafts	(114)	(117)	(184)
Investment in short-term debt securities	87	1,304	5,659

Cash and Cash Equivalents and Short-Term Investments	7,047	11,659	14,054

Note:

(1)	Following completion of the combination with SAB, we consolidated SAB and report results of the retained SAB operations as of the fourth quarter of 2016.

Borrowings

During 2018, we issued the following series of bonds (excluding the issuances related to our exchange offers, as described below):

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
23 January 2018	1,500	EUR	3M EURIBOR + 30 bps	15 April 2024
23 January 2018	2,000	EUR	1.150%	22 January 2027
23 January 2018	750	EUR	2.000%	23 January 2035
4 April 2018	1,500	USD	3.500%	12 January 2024
4 April 2018	2,500	USD	4.000%	13 April 2028
4 April 2018	1,500	USD	4.375%	15 April 2038
4 April 2018	2,500	USD	4.600%	15 April 2048
4 April 2018	1,500	USD	4.750%	15 April 2058
4 April 2018	500	USD	3M LIBOR + 74bps	12 January 2024

Furthermore, in 2018, we completed the following early redemptions, exchange offers and credit facilities cancellation:

•

On 19 March 2018, our wholly owned subsidiary, Anheuser-Busch InBev Worldwide Inc., exercised its respective option to redeem in full the entire outstanding principal amount of certain series of notes, consisting of USD 2,500,000,000 aggregate principal amount of fixed rate notes due 2019 bearing interest at an annual rate of 7.750%.

•

On 23 April 2018, our wholly owned subsidiaries, Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch Companies, LLC, and Anheuser-Busch Finance Inc., exercised their respective options to redeem in full the entire outstanding principal amount of certain series of notes, consisting of USD 2,250,000,000 aggregate principal amount of fixed rate notes due 2020 bearing interest at an annual rate of 5.375%; USD 300,000,000 aggregate principal amount of fixed rate notes due 2019 bearing interest at an annual rate of 5.000%; USD 4,000,000,000 aggregate principal amount of fixed rate notes due 2019 bearing interest at an annual rate of 1.900%; and USD 1,250,000,000 aggregate principal amount of fixed rate notes due 2019 bearing interest at an annual rate of 2.150%.

•

On 6 June 2018, our wholly owned subsidiary, Anheuser-Busch InBev Worldwide Inc., exercised its respective option to redeem in full the entire outstanding principal amount of certain series of notes, consisting of USD 1,000,000,000 aggregate principal amount of fixed rate notes due 2020 bearing interest at an annual rate of 5.000%.

•

On 26 November 2018, we completed United States private exchange offers for the outstanding notes issued by Anheuser-Busch InBev Finance Inc. listed below in exchange for a combination of new notes on substantially identical terms issued by Anheuser-Busch Companies, LLC, and Anheuser-Busch Worldwide Inc. and cash, for a total principal amount of notes exchanged of USD 23.5 billion:

Title of series of notes issued exchanged	Original principal amount outstanding (in USD millions)	Principal amount outstanding exchanged(1) (in USD millions)	Principal amount not exchanged (in USD thousands)
4.900% Notes due 2046	11,000	9,543	1,457
4.700% Notes due 2036	6,000	5,385	615
3.650% Notes due 2026	11,000	8,555	2,445

The new notes will mature on the same date as the older notes and will bear interest at the same rate per annum as the old notes.

•	On 13 December 2018, our wholly owned subsidiary, Anheuser-Busch InBev Finance Inc., repurchased USD 2.5 billion aggregate principal amount of its 2.650% notes due 2021 in a cash tender offer.

In 2010, we entered into a senior facilities agreement (the “2010 Senior Facilities Agreement”). The 2010 Senior Facilities Agreement comprised a USD 5.0 billion term loan maturing in 2013, which was fully prepaid and terminated in April 2013, and a USD 8.0 billion multi-currency revolving credit facility maturing in 2015 (the “Revolving Facility”). In 2013, we amended the terms of the Revolving Facility, extending the provision of USD 7.2 billion to a revised maturity of July 2018. On 28 August 2015, we further amended the terms of the Revolving Facility to increase the total commitment to USD 9.0 billion and to extend the maturity to August 2020. Effective 3 October 2017, we further amended the Revolving Facility to extend the maturity by two years to August 2022. As of 31 December 2018, the Revolving Facility was fully undrawn.

The terms of the Revolving Facility, as well as their intended uses, are described under “Item 10. Additional Information—C. Material Contracts.”

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

We have a Euro Medium-Term Note Programme under which Anheuser-Busch InBev SA/NV may periodically issue and have outstanding debt denominated in any currency or currencies, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements, outside the U.S. to non-U.S. persons in reliance on Regulation S. The guarantors of payments of all amounts due in respect of notes issued under the EMTN Programme are Cobrew NV, Brandbrew SA, Brandbev S.à.R.L., Anheuser-Busch InBev Worldwide Inc., ABIFI and Anheuser-Busch Companies, LLC (subject to certain terms and conditions). Under the EMTN Programme, we may issue notes on a continuing basis up to a maximum aggregate principal amount of EUR 40.0 billion (USD 45.8 billion) or its equivalent in other currencies. Such notes may be fixed, floating, zero coupon or a combination of these. The proceeds from the issuance of any such notes may be used to repay short-term and/or long-term debt and to fund general corporate purposes of the AB InBev Group. If in respect of any particular issue of notes there is a particular identified use of proceeds, this will be stated in the applicable final terms relating to the notes. As of 31 December 2018, the total outstanding debt under the EMTN Programme amounted to EUR 24 billion (USD 27.5 billion). Our ability to issue additional notes under the EMTN Programme is subject to market conditions.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 1.0 billion (USD 1.5 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. We also have established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 3.0 billion. As of 31 December 2018, the total outstanding commercial paper under these programs amounted to USD 1.1 billion. Our ability to borrow additional amounts under the programs is subject to investor demand. If we are ever unable to refinance under these commercial programs as they become due, we have access to funding through the use of our committed lines of credit.

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2018, after certain hedging and fair value adjustments, USD 7 billion, or 1.8%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 102.9 billion, or 98.2%, bore a fixed interest rate. Our net debt is denominated in various currencies, though primarily in the U.S. dollar and the euro. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

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

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of EBITDA, as defined, adjusted for exceptional items, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. For our definition of EBITDA, as defined, see “—E. Results of Operations—Year Ended 31 December 2018 Compared to the Year Ended 31 December 2017—EBITDA, as defined.”

We have also entered into certain financial instruments in order to mitigate interest rate risks.

Please refer to note 29 of our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

We were in compliance with all our debt covenants as of 31 December 2018. The 2010 Senior Facilities Agreement does not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 24 of our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2018 and 2017:

	Year ended 31 December (audited)
	2018	2017
	(USD millions)
Secured bank loans	479	502
Commercial papers	1,142	1,870
Unsecured bank loans	108	892
Unsecured bond issues	107,796	112,837
Unsecured other loans	71	68
Finance lease liabilities	204	213

Total	109,800	116,382

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2018:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
		(USD millions)
Secured bank loans	479	370	38	14	26	31
Commercial papers	1,142	1,142	—	—	—	—
Unsecured bank loans	108	22	—	86	—	—
Unsecured bond issues	107,796	2,626	5,259	8,039	17,180	74,692
Unsecured other loans	71	14	18	7	9	23
Finance lease liabilities	204	42	19	17	12	114

Total	109,800	4,216	5,334	8,163	17,227	74,860

Note:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 December 2018.

Please refer to note 29 of our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of the date of this Form 20-F, our credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a Negative outlook, and our credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 4,649 million during 2018 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2018, approximately 48% was used to improve our production facilities while 42% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software.

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

Investments and Disposals

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had, and are expected to continue to have, a significant effect on our results of operations and the comparability of period-to-period results. See “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes” for further information on significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2018, 2017, and 2016. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 included in this Form 20-F.

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

The following table provides a reconciliation of our net debt to the sum of current and non-current interest bearing loans and borrowings as of the dates indicated:

	31 December (audited)
	2018	2017
	(USD million)
Non-current interest bearing loans and borrowings	105,584	108,949
Current interest bearing loans and borrowings	4,216	7,433

Total	109,800	116,382
Bank overdrafts	114	117
Cash and cash equivalents	(7,074)	(10,472)
Interest-bearing loans granted (included within Trade and other receivables)	(267)	(309)
Non-current and current debt securities (included within Investment securities)(1)	(111)	(1,328)

Net debt	102,462	104,390

Note:

(1)	See note 24 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

Net debt as of 31 December 2018 was USD 102,5 billion, a decrease of USD 1.9 billion as compared to 31 December 2017. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the acquisition by Ambev of additional shares in Cervecería Nacional Dominicana S.A. following the partial exercise by E. León Jimenes S.A. of its put option (USD 0.9 billion), the payment to Molson Coors Brewing Company related to a purchase price adjustment on the disposal completed on 11 October 2016 of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the international business of Miller (USD 0.3 billion), dividend payments to shareholders of AB InBev and Ambev (USD 7.8 billion), the payment of interests and taxes (USD 7.1 billion) and the impact of changes in foreign exchange rates (USD 2.1 billion decrease of net debt).

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

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2018 was USD 64,486 million, compared to USD 72,585 million as at 31 December 2017. The decrease in equity is primarily related to the combined effect of the weakening of, principally, the closing rates of the South African rand, the Brazilian real, the Canadian dollar, the Australian dollar and the Euro, which resulted in a foreign exchange translation adjustment of USD 7,379 as at 31 December 2018.

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

Further details on equity movements can be found in our consolidated statement of changes in equity in our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. We expect our net debt to EBITDA, as defined (adjusted for exceptional items), ratio to be below 4x by the end of 2020.

See “—Funding Sources—Borrowings” above for details of long-term debt we entered into during 2018.

H. CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

The following table reflects certain of our contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flows in future periods, as of 31 December 2018:1

			Payment Due By Period
Contractual Obligations	Contractual cash flows (2)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(USD millions)
Secured bank loans	(496)	(383)	(39)	(15)	(27)	(31)
Commercial papers	(1,142)	(1,142)	—	—	—	—
Unsecured bank loans	(135)	(33)	(6)	(96)	—	—
Unsecured bond issues	(165,979)	(6,410)	(9,146)	(11,636)	(23,672)	(115,115)
Unsecured other loans	(110)	(19)	(22)	(12)	(12)	(44)
Finance lease liabilities	(316)	(62)	(37)	(33)	(33)	(151)
Bank overdraft	(114)	(114)	—	—	—	—
Operating lease liabilities	(1,654)	(323)	(193)	(233)	(351)	(554)
Purchase commitments	(6,539)	(3,744)	(1,365)	(917)	(323)	(189)
Trade and other payables	(24,722)	(22,557)	(260)	(1,060)	(333)	(513)

Total(1)	(200,215)	(34,021)	(10,990)	(13,972)	(24,697)	(116,535)

Note:

(1)	“Total” amounts refer to non-derivative financial liabilities including interest payments.

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

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Please refer to note 30 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for more information regarding our operating lease obligations.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 25 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2019 onwards. In 2018, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 423 million. Contributions to defined benefit pension plans for 2019 are estimated to be approximately USD 246 million for our funded defined

[1]	Bracketed figures pending final confirmation.

benefit plans, and USD 73 million in benefit payments to our unfunded defined benefit plans and post-retirement medical plans. Please refer to note 25 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2018 and 2017:

	Year ended 31 December (audited)
	2018	2017
	(USD million)
Collateral given for own liabilities	404	426
Collateral and financial guarantees received for own receivables and loans to customers	335	326
Contractual commitments to purchase property, plant and equipment	416	550
Contractual commitments to acquire loans to customers	171	16
Other commitments	1,973	1,834

As at 31 December 2018, the following M&A related commitments existed:

•

As part of the 2012 shareholders agreement between our subsidiary Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. On 1 December 2017, Ambev announced that ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of USD 0.9 billion. The transaction closed in January 2018 resulting in Ambev’s participation in CND increasing from 55% to 85%. As at 31 December 2018, the put option was valued USD 0.6 billion (2017: USD 1.7 billion before the exercise of the put option by ELJ in January 2018).

•

On 11 October 2016, we were notified by The Coca-Cola Company of its intention to transition our stake in Coca-Cola Beverages Africa (“CCBA”). On 21 December 2016, we reached an agreement with The Coca-Cola Company regarding the transition of our 54.5% equity stake in CCBA for USD 3.15 billion, after customary adjustments. CCBA includes the Coca-Cola bottling operations in South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte and Comoros. This transaction was completed on 4 October 2017. In addition, we have completed in 2018 the sale of our carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company and entered into agreements to sell all of our carbonated soft drink business in eSwatini (Swaziland) and certain non-alcoholic beverage brands in El Salvador and Honduras. The closing of these transactions is subject to customary closing conditions, including regulatory approvals. In El Salvador and Honduras, we have executed long-term bottling agreements that will become effective upon the closing of the El Salvador and Honduras brand divestitures. In addition, together with The Coca-Cola Company, we continue to work towards finalizing the terms and conditions for The Coca-Cola Company to acquire our interest in the bottling operations in Zimbabwe and Lesotho. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions.

Please refer to note 31 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and others.

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 32 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

I. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—H. Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which we are subject. Please also refer to note 31 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

In order to fulfill our commitments under various outstanding stock option plans, we entered into stock lending arrangements for up to 20 million of our own Ordinary Shares. We shall pay the lenders any dividend equivalent, after tax, in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2018, 20 million loaned securities were used to fulfill our stock option plan commitments. Please also refer to note 26 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

J. OUTLOOK AND TREND INFORMATION

In 2019, we expect to deliver strong revenue and EBITDA, as defined (adjusted for exceptional items), growth, driven by the solid performance of our brand portfolio and strong commercial plans. Our growth model is even more focused on category expansion, targeting a more balanced top-line growth between volume and revenue per hl. We expect to deliver revenue per hl growth ahead of inflation based on premiumization and revenue management initiatives, while keeping costs (sum of cost of sales plus selling, general and administrative costs) below inflation.

We expect cost of sales per hl to increase by mid-single digits, with currency and commodity headwinds to be offset by cost management initiatives.

We maintain our USD 3.2 billion synergy and cost savings expectation on a constant currency basis as of August 2016. From this total, USD 547 million was reported by former SAB as of 31 March 2016, and USD 2,391 million was captured between 1 April 2016 and 31 December 2018. The balance of roughly USD 250 million is expected to be captured by the end of 2019.

We expect the average gross debt coupon in 2019 to be between 3.75% and 4.00%. Net pension interest expenses and accretion expenses including IFRS 16 Lease adjustments are expected to be approximately USD 160 million per quarter. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of between USD 4.0 and 4.5 billion in 2019.

Approximately 44% of our gross debt is denominated in currencies other than the US dollar, principally the euro. Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. We expect our net debt to EBITDA, as defined (adjusted for exceptional items), ratio to be below 4x by the end of 2020.

We expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given our deleveraging commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Administrative, Management, Supervisory Bodies and Senior Management Structure

Our management structure is a “one-tier” governance structure composed of our Board, a Chief Executive Officer responsible for our day-to-day management and, until 31 December 2018, an executive board of management and, from 1 January 2019, an executive committee chaired by our Chief Executive Officer. Our Board is assisted by four main committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee. See “—C. Board Practices—Information about Our Committees.”

As announced on 26 July 2018, effective 1 January 2019, our executive board of management became an executive committee (the “Executive Committee”), comprised of our Chief Executive Officer, Chief Financial and Solutions Officer, Chief External Affairs and Strategy Officer and General Counsel and Company Secretary. Thereafter, our senior leadership team includes all members of the Executive Committee, all other functional chiefs and all zone presidents. For the year ending 31 December 2019, the Executive Committee will be “senior management” for the purposes of the Form 20-F.

Board of Directors

Role and Responsibilities, Composition, Structure and Organization

The role and responsibilities of our Board and its composition, structure and organization are described in detail in our corporate governance charter (“Corporate Governance Charter”), which is available on our website: https://www.ab-inbev.com/investors/corporate-governance.html.

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

As a consequence, our Board is currently composed of four directors nominated by Eugénie Patri Sébastien S.A. (which represents Interbrew’s founding Belgian families and holds the class A Stichting certificates), four directors nominated by BRC S.à.R.L. (“BRC”) (which represents the Brazilian families that were previously the controlling shareholders of Ambev and holds the class B Stichting certificates), one additional non-executive director who was appointed by the Stichting, three directors who were appointed by the holders of Restricted Shares and three independent directors. The independent directors are recommended by our Nomination Committee, nominated by the Stichting board and subsequently elected at our shareholders’ meeting. Directors (other than the Restricted Share Directors) are appointed for a maximum term of four years, but the shareholders’ meeting can resolve for a shorter term. In accordance with our bylaws, Restricted Share Directors are appointed for renewable terms ending at the next shareholders’ meeting following their appointment.

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

Our Board meets as frequently as our interests require. In addition, special meetings of our Board may be called and held at any time upon the call of either the chair of our Board or at least two directors. Board meetings are based on a detailed agenda specifying the topics for decision and those for information. Board decisions are made by a simple majority of the votes cast.

The composition of our Board is currently as follows:

Name	Principal function	Nature of directorship	Initially appointed	Term expires

María Asunción Aramburuzabala	Director	Non-executive	2016	2020

Martin J. Barrington	Director[1]	Non-executive, nominated by the holders of Restricted Shares	2016	2019

Alexandre Behring	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2020

M. Michele Burns	Independent Director	Non-executive	2016	2020

Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2020

Stéfan Descheemaeker	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2020

William F. Gifford, Jr.	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2019

Olivier Goudet	Independent Director, Chair of the Board	Non-executive	2016	2020

Paulo Alberto Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2020

Alejandro Santo Domingo Dávila	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2019

Elio Leoni Sceti	Independent Director	Non-executive	2016	2020

Carlos Alberto Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2020

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2020

Name	Principal function	Nature of directorship	Initially appointed	Term expires

Marcel Herrmann Telles	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2020

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2020

Note:

(1)	We have determined that Mr. Barrington is an independent director for purposes of Rule 10A-3 of the Exchange Act.

The mandates of Martin J. Barrington, William F. Gifford and Alejandro Santo Domingo Dávila are scheduled to come to an end at the annual shareholders’ meeting to be held on 24 April 2019. Their mandates are renewable.

The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

No member of the Board has any conflicts of interest within the meaning of the Belgian Company Code between any duties he/she owes to us and any private interests and/or other duties.

Ms. Aramburuzabala is a non-executive member of the Board. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnológico Autónomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently chair of the Boards of Directors of Tresalia Capital, KIO Networks, Abilia and Red Universalia. She is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Boards of Consejo Mexicano de Negocios and El Universal, Compañía Periodística Nacional and is an Advisory Board member of ITAM School of Business.

Mr. Barrington is a representative of the Restricted Shareholders. Born in 1953, he is an American citizen and graduated from The College of Saint Rose with a Bachelor’s Degree in History, and from Albany Law School of Union University with a Juris Doctorate Degree. He is the retired Chairman, Chief Executive Officer and President of Altria Group. During his 25 years at Altria Group, he served in numerous legal and business roles for Altria and its companies. These include Vice Chairman of Altria Group; Executive Vice President and Chief Administrative Officer of Altria Group; Senior Vice President and General Counsel of Philip Morris International (a separate public company spun-off from Altria Group in 2008); and Senior Vice President and General Counsel of Philip Morris USA. Before joining Altria, Mr. Barrington practiced law in both the government and private sectors.

Mr. Behring is a representative of the AB InBev main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1967, he is a Brazilian citizen and received a BS in Electrical Engineering from Pontifícia Universidade Católica in Rio de Janeiro and an MBA from Harvard Business School, having graduated as a Baker Scholar and Loeb Scholar. He is a co-founder and the Managing Partner of 3G Capital, a global investment firm with offices in New York and Rio de Janeiro, since 2004. Mr. Behring has served as Chair of Restaurant Brands International since 3G Capital’s acquisition of Burger King in October 2010 and following Burger King’s subsequent acquisition of Tim Hortons in December 2014. Mr. Behring also serves as Chair of the Kraft Heinz Company following the acquisition of H.J. Heinz Company by Berkshire Hathaway and 3G Capital in June 2013 and subsequent combination with Kraft Foods Group in July 2015. Additionally, Mr. Behring formerly served as a Director of CSX Corporation, a leading U.S. rail-based transportation company, from 2008 to 2011. Previously, Mr. Behring spent approximately ten years at GP Investments, one of Latin America’s premier private-equity firms, including eight years as a partner and member of the firm’s Investment Committee. He served for seven years, from 1998 through 2004, as a Director and CEO of one of Latin America’s largest railroads, ALL (América Latina Logística).

Ms. Burns is an independent member of the Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chair and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, where she chairs the Compensation Committee, Cisco Systems, Etsy and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores, where she chaired the Compensation and Nominating Committee and the Strategic Planning and Finance Committee. From 2014 until 2018, she served on the Board of Alexion Pharmaceuticals. She also serves as the Center Fellow and Strategic Advisor to the Stanford Center on Longevity at Stanford University. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

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

Mr. Goudet is an independent member of the Board. Born in 1964, he is a French citizen, holds a degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. Mr. Goudet is Partner and CEO of JAB Holding Company, a position he has held since June 2012. He started his professional career in 1990 at Mars, Inc., serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions, including Group Finance Director. In 1998 he returned to Mars, where he became Chief Financial Officer in 2004. In 2008, his role was broadened to become the Executive Vice President as well as CFO. Between June 2012 and November 2015 he served as an Advisor to the Board of Mars. Mr. Goudet is also a Board member of Jacobs Douwe Egberts, the world’s leading pure play FMCG coffee and tea company; a Board member of Keurig Dr Pepper, a challenger and leader in the North American beverage market; Chair of Peet’s Coffee & Tea, a premier specialty coffee and tea company; a board member of Caribou Einstein, a premium coffee and bagel restaurant chain; Chair of Krispy Kreme, an iconic branded retailer of premium quality sweet treats; Chair of Pret A Manger, a leading company in the ready-to-eat food market; a Board member of Panera Bread Company, the leading fast casual restaurant company in the United States, and Espresso House, the largest branded coffee shop chain in Scandinavia; and a Board member of Coty Inc., a global leader in beauty.

Mr. Gifford is a representative of the Restricted Shareholders. Born in the United States in 1970, he is an American citizen and graduated from Virginia Commonwealth University with a Bachelor’s Degree in Accountancy. He serves as Vice Chairman and Chief Financial Officer of the Altria Group. In this role, he is responsible for overseeing Altria’s core tobacco businesses and the Finance and Procurement Functions. He also oversees the financial services business of Philip Morris Capital Corporation. Prior to his current position, Mr. Gifford was Senior Vice President, Strategy & Business Development. Since joining Philip Morris USA in 1994, he has served in numerous leadership roles in Finance, Marketing Information & Consumer Research and as President and Chief Executive Officer of Philip Morris USA. Prior to that, he was Vice President and Treasurer for Altria where he led various functions including Risk Management, Treasury Management, Benefits Investments, Corporate Finance and Corporate Financial Planning & Analysis. Prior to joining Philip Morris USA, Mr. Gifford worked at the public accounting firm of Coopers & Lybrand, which currently is known as PricewaterhouseCoopers.

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. Mr. Lemann is a Founding Partner at Vectis Partners and is a board member of Lojas Americanas, Lemann Foundation and Lone Pine Capital.

Mr. Leoni Sceti is an independent member of the Board. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post-graduate bar exam. Mr. Leoni Sceti has over 30 years’ experience in the fast-moving consumer goods and media sectors. He is Chief Crafter and Chairman of The Craftory, a global investment house for purpose-driven challenger brands in FMCG. Mr. Sceti is Chairman of London-based LSG holdings and an early stage investor in Media & Tech, with over 25 companies in his portfolio. He is also an independent member of the Board at cocoa and chocolate leader Barry Callebaut. Mr. Sceti’s roles in the non-profit space include being a Trustee and Counsellor at One Young World (a forum for young leaders from over 190 countries) and an advisor UK board member at Room to Read (promoting literacy and gender equality in education, globally). His previous roles included: CEO of Iglo Group—whose brands are Birds Eye, Findus & Iglo—until May 2015, when the company was sold to Nomad Foods; Global Chief Executive Officer of EMI Music from 2008 to 2010; and—prior to EMI—an international career in marketing and senior leadership roles at Procter & Gamble and Reckitt Benckiser, where he later was CMO, global head of Innovation and then head of the European operations.

Mr. Santo Domingo is a representative of the Restricted Shareholders. Born in 1977, he is a Colombian citizen and obtained a B.A. in History from Harvard College. He is a Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of Directors of SABMiller plc. He was also Vice-Chair of SABMiller plc for Latin America. Mr. Santo Domingo is Chair of the Board of Bavaria S.A. in Colombia. He is also Chair of the Board of Valorem, a company which manages a diverse portfolio of industrial & media assets in Latin America. Mr. Santo Domingo is also a director of JDE (Jacobs Douwe Egberts), ContourGlobal plc, Florida Crystals, the world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian Daily, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Chair of the Wildlife Conservation Society, a Member of the Board of Trustees of The Metropolitan Museum of Art, and the Educational Broadcasting Corporation (WNET Channel Thirteen). Mr. Santo Domingo is a Member of the Board of DKMS Americas; a foundation dedicated to finding donors for leukemia patients.

Mr. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1948, he is a Brazilian citizen and received a Bachelor of Business Administration from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He has been Chair of Lojas Americanas since 1981, where he also served as Chief Executive Officer until 1992. He is a member of the Board of Directors of Restaurant Brands International Inc. and the Harvard Business School’s Board of Dean’s Advisors and a co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians.

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

Mr. Telles is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1950, he is a Brazilian citizen and holds a degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and Ambev and was a member of the Board of Directors of Ambev. He served as member of the Board of Directors of H.J. Heinz Company and now serves as member of the Board of Directors of the Kraft Heinz Company and of the Board of associates of Insper. He is co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians and a founder and Chair of Ismart, a non-profit organization that provides scholarships to low-income students. He is also an ambassador for Endeavor, an international non-profit organization that supports entrepreneurs in developing markets.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg), Restaurant Brands International (formerly Burger King Worldwide Holdings) and the Kraft Heinz Company. He is also an administrator of the charitable, non-profit organization DKMS, the largest bone marrow donor center in the world.

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

No member of our Board has a family relationship with any other member of our Board or any member of our Executive Committee, or had a family relationship with any member of our executive board of management.

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
María Asunción Aramburuzabala	Tresalia Capital, Grupo Modelo, KIO Networks, Abilia, Red Universalia, Consejo Mexicano de Negocios, El Universal, Compañía Periodística Nacional and Instituto Tecnológico Autónomo de México (ITAM) School of Business	Grupo Financiero Banamex, LLC, Banco Nacional de México, América Móvil, Televisa, Cablevisión, Empresas ICA, Aeroméxico, Siemens, Tory Burch, LLC, Artega Automobil, Diblo, Dirección de Fábricas, Filantropía Modelo, Consejo Asesor para las Negociaciones Comerciales Internacionales, Compromiso Social por la Calidad de la Educación, Latin America Conservation Council, Fresnillo plc, Médica Sur and Calidad de Vida, Progreso y Desarrollo para la Ciudad de México

Name	Current	Past
Martin J. Barrington	Virginia Museum of Fine Arts, Richmond Performing Arts Center L.L.P., Navy Hill District Foundation	Altria Group, Inc., The College of Saint Rose, NextUp (formerly Middle School Renaissance 2020, LLC)

Alexandre Behring	3G Capital Partners., Restaurant Brands International and The Kraft Heinz Company

M. Michele Burns	Cisco Systems Inc., The Goldman Sachs Group Inc., Etsy Inc., Circle Internet Financial	Alexion Pharmaceuticals Inc., Wal-Mart Stores Inc.

Paul Cornet de Ways Ruart	Bunge Ltd, Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A., Krispy Kreme Doughnuts Inc., Panera Bread Holdings Corp., Peet’s Coffee & Tea, LLC, Coffee & Bagel Brands Inc. Company, Inc. and the Stichting	Sparflex

Stéfan Descheemaeker	Nomad Foods, Eugénie Patri Sébastien S.A. and the Stichting	Telenet Group Holding NV, Delhaize Group

Olivier Goudet	JAB Holding Company, Peet’s Coffee & Tea, LLC, Coty Inc., Jacobs Douwe Egberts BV, Acorn Holdings B.V., Espresso House Holding AB, Keurig Dr Pepper Inc., Caribou Coffee Company Inc., Krispy Kreme Doughnuts Inc., Pret A Manger and Panera Bread Company	Mars Inc., Wm. Wrigley Jr. Company, Agence Française des Investissements Internationaux and the Washington Performing Arts Society, Jimmy Choo PLC

William F. Gifford, Jr.	Altria Group Inc., Virginia Commonwealth University School of Business Foundation	Virginia Foundation for Independent Colleges, National Association of Manufacturers, Greater Richmond Partnership, Inc.

Paulo Alberto Lemann	Vectis Partners, Lojas Americanas S.A., Lemann Foundation and Lone Pine Capital LLC	Ambev

Elio Leoni Sceti	LSG Holdings, Barry Callebaut, One Young World, The Craftory (Chairman)	EMI Music, Iglo Group, Beamly Ltd. and Nomad Foods

Alejandro Santo Domingo Dávila	Quadrant Capital Advisors, Inc., Bavaria S.A., Valorem S.A., Jacobs Douwe Egberts (JDE) Cine Colombia S.A., Organización Decameron S. de R.L., Florida Crystals Corporation, Caracol Televisión S.A., Metropolitan Museum of Art, Wildlife Conservation Society, DKMS and Fundación Mario Santo Domingo, Contour Global plc	SABMiller plc., Celumóvil S.A., Avianca S.A., Sofasa S.A., Cervecería Nacional S.A. (Panamá), Compañía de Cervezas Nacionales S.A. (Ecuador), Union de Cervecerías Peruanas Backus & Johnston S.A.A., Keurig Green Mountain (KGM), Millicom International Cellular SA

Carlos Alberto Sicupira	Restaurant Brands International, Lojas Americanas S.A., 3G Capital Partners, Fundaçao Estudar and the Stichting	B2W Companhia Global do Varejo, São Carlos Empreendimentos e Participações S.A., Burger King Worldwide, Inc.

Name	Current	Past
Grégoire de Spoelberch	Agemar S.A., Wernelin S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest,(1) Midi Developpement,(1) Solferino Holding S.A., Zencar S.A., Clearvolt S.A. and Fonds Baillet Latour	Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens and(1) Elpo-Cuisinex Wholesale(1) Navarin S.A.

Marcel Herrmann Telles	3G Capital Partners, The Kraft Heinz Company, Fundação Estudar, Instituto Social María Telles and the Stichting	Ambev, Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Editora Abril S.A. GP Investimentos and Instituto Veris—IBMEC São Paulo, Burger King Worldwide Holdings, Inc., Itau/Unibanco International, Instituto de Desenvolvimento Gerencial—INDG, and Harvard Business School’s Board of Dean’s Advisors

Alexandre Van Damme	Restaurant Brands International, the Stichting, Eugénie Patri Sébastien, S.A., the Kraft Heinz Company and DKMS	UCB S.A., Keurig Green Mountain (KGM), Jacobs Douwe Egberts (JDE) and Fonds Baillet Latour

Note:

(1)	As permanent representative.

Proposed Changes to our Board

On 22 March 2019, we published the convening notice for our ordinary and extraordinary shareholders’ meeting to be held on 24 April 2019. The agenda items include proposed resolutions acknowledging that our chairman, Mr. Olivier Goudet, and directors Mr. Alexandre Behring, Mr. Stéfan Descheemaeker and Mr. Carlos Sicupira will each be resigning and proposing the appointment of Ms. Xiaozhi Liu, Mr. Claudio Garcia, Ms. Sabine Chalmers and Ms. Cecilia Sicupira as directors. A change to our bylaws is also proposed, which would permit the chair of the Board of Directors to be a director who serves as a representative of the Restricted Shareholders. The convening notice also indicates that Mr. Martin J. Barrington is expected to be appointed as our next chair.

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

Until 31 December 2018, our Chief Executive Officer led an executive board of management comprised of the Chief Executive Officer, our global functional heads (or “Chiefs”) and our zone presidents.

Effective 1 January 2018, Michel Doukeris became Zone President North America and CEO of Anheuser-Busch Companies, following his previous role as Chief Sales Officer and succeeding João Castro Neves.

Effective 1 January 2018, David Almeida became Chief People Officer and, until 1 January 2019, Chief Sales Officer ad interim, following his previous role as Chief Integration Officer and succeeding Claudio Garcia.

Effective 31 January 2018, Claudio Braz Ferro, Chief Supply Integration Officer, left the company.

Effective 31 August 2018, Mauricio Leyva, Zone President Middle Americas, left the company.

Stuart MacFarlane was Zone President Europe until 31 December 2018.

Effective 1 January 2019, Jason Warner became Zone President Europe, following his previous role as BU President Northern Europe.

Effective 1 January 2019, Lucas Herscovici became Chief Non-Alcohol Beverages Officer, following his previous role as Global Marketing VP of Strategic Functions.

Effective 1 January 2019, Pablo Panizza became Chief Owned-Retail Officer, following his previous role as BU President for BU Rio de la Plata.

As announced on 26 July 2018, effective 1 January 2019, our executive board of management became an Executive Committee, comprised of our Chief Executive Officer, Chief Financial and Solutions Officer, Chief External Affairs and Strategy Officer and General Counsel and Company Secretary. Our senior leadership team includes all members of the Executive Committee, all other functional chiefs and our zone presidents. For the year ending 31 December 2019, the Executive Committee will be “senior management” for the purposes of the Form 20-F.

The Executive Committee reports to our Chief Executive Officer and works with our Board on matters such as corporate governance, general management of our company and the implementation of corporate strategy as defined by our Board. The Executive Committee shall perform such duties as may be assigned to it from time to time by our Chief Executive Officer or our Board.

Although exceptions can be made in special circumstances, the upper age limit for the members of our Executive Committee is 65, unless their employment contract provides otherwise.

As of 31 December 2018, our executive board of management consisted of the following members:

Name	Function
Carlos Brito	Chief Executive Officer
David Almeida	Chief People Officer and Chief Sales Officer ad interim
John Blood	General Counsel and Company Secretary
Felipe Dutra	Chief Financial and Solutions Officer
Pedro Earp	Chief Disruptive Growth Officer
David Kamenetzky	Chief Strategy and External Affairs Officer
Peter Kraemer	Chief Supply Officer
Tony Milikin	Chief Sustainability and Procurement Officer
Miguel Patricio	Chief Marketing Officer
Ricardo Tadeu	Zone President Africa
Jean Jereissati	Zone President Asia Pacific North
Jan Craps	Zone President Asia Pacific South
Stuart MacFarlane	Zone President Europe
Ricardo Moreira	Zone President Latin America COPEC
Bernardo Pinto Paiva	Zone President Latin America North
Carlos Lisboa	Zone President Latin America South
Michel Doukeris	Zone President North America

As of 1 January 2019, our Executive Committee consists of the following members:

Name	Function
Carlos Brito	Chief Executive Officer
John Blood	General Counsel and Company Secretary
Felipe Dutra	Chief Financial and Solutions Officer
David Kamenetzky	Chief Strategy and External Affairs Officer

As of 1 January 2019, and in addition to the members of our Executive Committee, our senior leadership team consists of the following:

Name	Function
David Almeida	Chief People Officer
Pedro Earp	Chief Marketing and ZX Ventures Officer
Lucas Herscovici	Chief Non-Alcohol Beverages Officer
Peter Kraemer	Chief Supply Officer
Tony Milikin	Chief Sustainability and Procurement Officer
Pablo Panizza	Chief Owned-Retail Officer
Miguel Patricio	Chief Special Global Projects – Marketing
Ricardo Tadeu	Chief Sales Officer
Jan Craps	Zone President Asia Pacific (APAC)
Michel Doukeris	Zone President North America
Carlos Lisboa	Zone President Middle Americas
Ricardo Moreira	Zone President Africa
Bernardo Pinto Paiva	Zone President South America
Jason Warner	Zone President Europe

The business address for all of these executives is: Brouwerijplein 1, 3000 Leuven, Belgium.

Carlos Brito is our CEO and, from 1 January 2019, a member of the Executive Committee. Born in 1960, he is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University Graduate School of Business. Mr. Brito joined the group in 1989 where he held roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is a member of the board of directors of Ambev and of the Advisory Board of Grupo Modelo. He is also an Advisory Council Member of the Stanford Graduate School of Business and serves on the Advisory Board of the Tsinghua University School of Economics and Management.

David Almeida is our Chief People Officer. Born in 1976, Mr. Almeida is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Chief Integration Officer and Chief Sales Officer ad interim, having previously held the positions of Vice President, U.S. Sales and of Vice President, Finance for the North American organization. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch Companies in 2008 and subsequent integration activities in the U.S. Before joining the group in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

John Blood is our General Counsel and Company Secretary and, from 1 January 2019, a member of the Executive Committee. Born in 1967, Mr. Blood is a U.S. citizen and holds a bachelor’s degree from Amherst College and a JD degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A where he focused on global Mergers & Acquisitions, Compliance and Corporate law. Most recently Mr. Blood was Zone Vice President Legal & Corporate Affairs in North America where he has led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood led the corporate and litigation teams in Diageo’s North American business where he had been primary counsel to its U.S. hard liquor, wine and beer divisions over his tenure.

Jan Craps is our Zone President Asia Pacific since 1 January 2019. Born in 1977, Mr. Craps is a Belgian citizen and obtained a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, Belgium. He has also completed post-graduate programs in Marketing and Strategy from INSEAD in France, and the Kellogg School of Management and Wharton Business School in the United States. Mr. Craps was an associate consultant with McKinsey & Company before joining Interbrew in 2002. He acquired a range of international experiences in a number of senior marketing, sales and logistics executive positions in France and Belgium. In 2011, he relocated to Canada where he was appointed Head of Sales for Canada followed by his appointment as President and CEO of Labatt Breweries of Canada in 2014. Until 31 December 2018, he held the position of Zone President Asia Pacific South.

Michel Doukeris is our Zone President North America. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined the group in 1996 and held sales positions of increasing responsibility before becoming Vice President, Soft Drinks for AB InBev’s Latin America North Zone in 2008. He was appointed President, AB InBev China in January 2010 and Zone President, Asia Pacific in January 2013. In January 2017, Mr. Doukeris became Chief Sales Officer.

Felipe Dutra is our Chief Financial and Solutions Officer and, from 1 January 2019, a member of the Executive Committee. Born in 1965, Mr. Dutra is a Brazilian citizen and holds a Degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de Sao Paulo. He joined the group in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At Ambev, he held various positions in Treasury and Finance before being appointed General Manager of one of AB InBev’s subsidiaries. Mr. Dutra was appointed Ambev’s Chief Financial Officer in 1999 and our Chief Financial Officer in January 2005. In 2014, Mr. Dutra became AB InBev’s Chief Financial and Solutions Officer. He is also a member of the board of directors of Ambev and of the advisory board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

Pedro Earp is our Chief Marketing and ZX Ventures Officer since 1 January 2019. Born in 1977, he is a Brazilian citizen and holds a Bachelor of Science degree in Financial Economics from the London School of Economics. Mr. Earp joined Ambev in 2000 as a Global Management Trainee in the Latin America North Zone. In 2002, he became responsible for the Zone’s M&A team and in 2005 he moved to InBev’s global headquarters in Leuven, Belgium to become Global Director, M&A. Later, he was appointed Vice President, Strategic Planning in Canada in 2006, Global Vice President, Insights and Innovation in 2007, Global Vice President, M&A in 2009 and Vice President, Marketing for the Latin America North Zone in 2013. He was appointed Chief Disruptive Growth Officer of AB InBev in February 2015 and held the role until 31 December 2018.

Lucas Herscovici is our Chief Non-Alcohol Beverages Officer since 1 January 2019. Born in 1977, he is an Argentinean citizen and received a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires. Mr. Herscovici joined us in 2002 as a Global Management Trainee in our Latin America South Zone and has built his career in marketing and sales. After working in Argentina in several commercial roles, became head of innovation for global brands and, later, Global Marketing Director of Stella Artois. In 2011, he was responsible opening the “Beer Garage,” our global digital innovation office based out of Palo Alto, California. In 2012, he joined the North America Zone to become VP Digital Marketing and, in 2014, he was appointed VP Consumer Connections for the United States. In 2017, he was appointed Global Marketing VP of Insights, Innovation and Consumer Connections, and held such role until 31 December 2018.

David Kamenetzky is our Chief Strategy and External Affairs Officer and, from 1 January 2019, a member of the Executive Committee. Born in 1969, he is a Swiss citizen and graduated from the University of St. Gallen, Switzerland, with a lic. oec. (diploma) in finance, accounting and controlling, and from Georgetown University, Washington DC, with a master of science in foreign service. Until 2016, Mr. Kamenetzky served on the management team of Mars, Incorporated. He left Mars after a ten-year tenure and successfully set up his own growth capital fund for disruptive food and beverage companies. Prior to joining Mars, Mr. Kamenetzky worked for Goldman Sachs & Co. in London and Frankfurt. He started his professional career by working for the Jewish community in Germany on the commemoration of Holocaust victims, the restitution of stolen assets and the promotion of civic community engagement. In 2000, the World Economic Forum recognized his contributions in these areas by naming him a Global Leader for Tomorrow.

Peter Kraemer is our Chief Supply Officer. Born in 1965, he is a U.S. citizen. A fifth-generation Brewmaster and native of St. Louis, Mr. Kraemer holds a Bachelor’s degree in Chemical Engineering from Purdue University and a Master’s degree in Business Administration from St. Louis University. He joined Anheuser-Busch 30 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Mr. Kraemer became Vice President, Supply, for AB InBev’s North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016.

Carlos Lisboa is our Zone President Middle Americas since 1 January 2019. Born in 1969, Mr. Lisboa is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from FESP, both in Brazil. Mr. Lisboa joined the group in 1993 and has built his career in marketing and sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev’s Latin American North Zone. Mr. Lisboa then led the International Business Unit in AB InBev’s Latin America South Zone for two years prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands. Most recently, Mr. Lisboa held the role of Zone President Latin America South until 31 December 2018.

Tony Milikin is our Chief Sustainability and Procurement Officer. Mr. Milikin joined AB InBev in April 2008 and is responsible for all procurement, sustainability and vertical operations and value creation globally. AB InBev’s vertical operations consists of 70+ facilities and 10,000 employees and a strategic partner to our supply organization. AB InBev’s value creation uses circular economic opportunities to create value from our waste. Born in 1961, he is a U.S. citizen and holds an undergraduate Finance Degree from the University of Florida and an MBA in Marketing from Texas Christian University in Fort Worth, Texas. Tony joined AB InBev from MeadWestvaco, where he was Vice President, Supply Chain and Chief Purchasing Officer, based in Richmond, Virginia. Prior to joining MeadWestvaco, he held various purchasing, transportation and supply positions with increasing responsibilities at Monsanto and Alcon Laboratories.

Ricardo Moreira is our Zone President Africa since 1 January 2019. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialization in Management from University of Chicago in the United States. Mr. Moreira joined the group in 1995 and held various positions in the sales and finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head our sales, marketing and distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of Zone President Latin America COPEC until 31 December 2018.

Pablo Panizza is our Chief Owned-Retail Officer since 1 January 2019. Born in 1975, he is an Argentinean citizen and holds a degree in Industrial Engineering from the Universidad de Buenos Aires. Pablo manages our existing owned retail business, coordinating cross-market initiatives, sharing best practices and shaping its strategy. He joined our company in 2000 as a Global Management Trainee in the Latin America South Zone and has spent almost two decades developing a career in the commercial area. After holding senior roles in Argentina and Global Headquarters, he led our business in Chile and Paraguay. He most recently served as Business Unit President for Argentina and Uruguay.

Miguel Patricio is our Chief of Special Global Projects. Born in 1966, he is a Portuguese citizen and holds a Degree in Business Administration from Fundação Getulio Vargas in São Paulo. Prior to joining Ambev in 1998, Mr. Patricio held several senior positions across the Americas at Philip Morris, The Coca-Cola Company and Johnson & Johnson. At Ambev, he was Vice President, Marketing before being appointed Vice President, Marketing of InBev’s North American zone based in Toronto in January 2005. In January 2006, he was promoted to Zone President, North America, and in January 2008 he moved to Shanghai to take on the role of Zone President, Asia Pacific. He became our Chief Marketing Officer in July 2012 and held the position until 31 December 2018.

Bernardo Pinto Paiva is our Zone President South America. Born in 1968, he is a Brazilian citizen and holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Pinto Paiva joined the group in 1991 as a management trainee and during his career at AB InBev has held leadership positions in sales, supply, distribution and finance. He was appointed Zone President, North America in January 2008 and Zone President, Latin America South in January 2009 before becoming Chief Sales Officer in January 2012. Effective 1 January 2015, he became Zone President, Latin America North and CEO of Ambev.

Ricardo Tadeu is our Chief Sales Officer since 1 January 2019. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Laws from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined the group in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the Combination in 2016. Mr. Tadeu held the role of Zone President Africa until 31 December 2018.

Jason Warner is our Zone President Europe since 1 January 2019. Born in 1973, he is a dual British and U.S. citizen and received a BSc Eng. Hons. Industrial Business Studies degree from DeMontfort University in the United Kingdom. Prior to his current role, he was Business Unit President for North Europe between 2015 and 2018. He joined AB InBev in July 2009 as Global VP Budweiser, based in New York, before moving into a dual role of Global VP Budweiser and Marketing VP. He has also held Global VP roles for Corona as well as Innovation and Renovation. Prior to joining AB InBev, he held various positions at The Coca-Cola Company and Nestlé.

General Information on the Members of the Executive Board of Management

In relation to each of the members of the executive board of management as of 31 December 2018 (or the most recent practicable date, for former members), other than as set out below, we are not aware of (i) any convictions in relation to fraudulent offenses in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any office, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanctions of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

No member of our executive board of management had, and no member of the Executive Committee has, any conflicts of interests between any duties he/she owed to us and any private interests and/or other duties.

No member of our executive board of management had, and no member of the Executive Committee has, a family relationship with any director or member of executive management.

Over the five years preceding the date of this Form 20-F, the members of the executive board of management as of 31 December 2018 had, and the members of the Executive Committee have, held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
David Almeida	—	—

John Blood	—	International Institute for Conflict Prevention and Resolution (CPR)

Name	Current	Past
Carlos Brito

Member of the Board of Trustees and Finance Committee of the Greenwich Academy, Inc.

Member of the Advisory Board of the Tsinghua University School of Economics and Management

Member of the CEO Group at the International Alliance for Responsible Drinking (IARD)

Member of the Global Brewers Initiative (GBI)

Advisory Council Member of Stanford Graduate School of Business

IAB Council Member of the China Europe International Business School (CEIBS)

Jan Craps	Member of the Board of Melbourne Business School in Australia, IAB Council Member of the China Europe International Business School (CEIBS)	Member of the Board of DrinkWise in Australia

Michel Doukeris	Chairman of U.S. Beer Institute	IAB Council Member of the China Europe International Business School (CEIBS)

Felipe Dutra	—	Director of Whitby School

Pedro Earp	—	Voxus

Lucas Herscovici	—	—

David Kamenetzky	DKSH Holding, Zume Inc.	—

Pete Kraemer	Member of the Board of Civic Progress in St Louis, MO	American Malting and Barley Association

Carlos Lisboa	—	—

Tony Milikin	—	Director of the Institute of Supply Management and Director of Supply Chain Council

Ricardo Moreira	—	—

Pablo Panizza	—	—

Miguel Patricio	—	—

Bernardo Pinto Paiva	Director of Fundaçao Antonio e Helena Zerrenner	—

Ricardo Tadeu	—	—

Jason Warner	—	—

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

In addition, from time to time, we make exceptional grants to our employees and employees of our subsidiaries or grants of shares, restricted stock units or options under plans established by us or by certain of our subsidiaries.

LTI Warrant Plan

Before 2014, we regularly issued warrants (droits de souscription/warrants, or rights to subscribe for newly issued shares, or “LTI warrants”) under our LTI Warrant Plan for the benefit of our directors and, until 2006, for the benefit of members of our executive board of management and other senior employees.

From 2007 onwards, LTI warrants have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years. Except as a result of the death of the holder, LTI warrants may not be transferred. Forfeiture of a warrant occurs in certain circumstances when the holder leaves our employment. At the annual shareholders’ meeting of former AB InBev on 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan were converted into LTI stock options, i.e., the right to purchase existing shares of Anheuser-Busch InBev SA/NV instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remain unchanged.

Since 2007, members of our executive board of management (until 31 December 2018) and, as of 1 January 2019, the Executive Committee, and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under our Share-Based Compensation Plan and LTI Stock Option Plan Executives. See “—Share-Based Compensation Plan” and “—LTI Stock Option Plan Executives” below. Since 2014, our directors are no longer eligible to receive warrants under the LTI Warrant Plan. Instead, on 30 April 2014, the annual shareholders’ meeting of former AB InBev decided to replace the LTI Warrant Plan with the LTI Stock Option Plan Directors. As a result, grants to our directors now consist of LTI stock options instead of LTI warrants, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares. Grants are made annually at our shareholders’ meeting on a discretionary basis upon recommendation of our Remuneration Committee. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.”

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

The table below provides an overview of all of the options outstanding under our LTI Warrant Plan as of 31 December 2018:

LTI Plan	Issue date of Options	Expiry date of options	Number of options granted(1)(2)	Number of options outstanding(1)	Exercise price	Number of options outstanding(1)	Exercise price
				Unadjusted(3)		As adjusted as a result of rights offering(4)
			(in millions)	(in millions)	(in EUR)	(in millions)	(in EUR)
21	24 April 2013	23 April 2018	0.185	0	76.20	—	—

	Total		0.385	0		0

Note:

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

As of 31 December 2018, the total number of stock options and warrants granted under the LTI Warrant Plan since 1999, including the additional warrants granted to compensate for the effects of the December 2008 rights offering, is approximately 20.8 million. As of 31 December 2018, no stock options remained under the LTI Warrant Plan.

The table below provides an overview of all of the stock options outstanding under our new LTI Stock Option Plan Directors as of 31 December 2018:

Grant date of stock options	Expiry date of stock options	Number of options granted	Number of options outstanding	Exercise price
		(in millions)	(in millions)	(in EUR)
30 April 2014	29 April 2024	0.185	0.185	80.83
29 April 2015	28 April 2025	0.236	0.236	113.10
27 April 2016	27 April 2026	0.236	0.236	113.25
26 April 2017	26 April 2027	0.221	0.221	104.50
25 April 2018	25 April 2028	0.228	0.228	84.47

Total		1.105	1.105

As of 31 December 2018, the total number of stock options granted under the LTI Stock Option Plan Directors is 1.105 million. As of 31 December 2018, of the 1.105 million outstanding options, none were vested.

For additional information on the LTI stock options held by members of our Board of Directors and members of our executive board of management, see “—Compensation of Directors and Executives.”

Share-Based Compensation Plan

Since 2006, members of our executive board of management (until 31 December 2018) and, as of 1 January 2019, our Executive Committee and certain other senior employees are granted variable compensation under our Share-Based Compensation Plan. On 5 March 2010, the general structure of the compensation under the plan was modified.

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

The table below gives an overview of the matching options that were granted under the Share-Based Compensation Plan that were outstanding as of 31 December 2018:

Issue Date	Number of shares granted	Number of matching options granted(2)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
3 March 2008	0.42	1.66	0	34.34	2 March 2018
6 March 2009	0.16	0.40	0.014	20.49	5 March 2019
14 August 2009	1.10	3.76	0.330	27.06	13 August 2019
1 December 2009(1)	—	0.46	0.004	33.24	2 March 2018
1 December 2009(1)	—	0.02	0	33.24	5 March 2019
5 March 2010	0.28	0.70	0.173	36.52	4 March 2020
30 November 2010(1)	—	0.02	0	42.41	2 March 2018
30 November 2010(1)	—	0.03	0.003	42.41	13 August 2019
30 November 2010(1)	—	0.03	0.025	42.41	4 March 2020
30 November 2011(1)	—	0.01	0	44.00	2 March 2018
30 November 2011(1)	—	0.01	0	44.00	5 March 2019
30 November 2011(1)	—	0.03	0	44.00	13 August 2019
30 November 2011(1)	—	0.01	0	44.00	4 March 2020
25 January 2013(1)	—	0.01	0	67.60	2 March 2018
25 January 2013(1)	—	0.01	0	67.60	13 August 2019
25 January 2013(1)	—	0.01	0	67.60	4 March 2020
15 May 2013(1)	—	0.05	0	75.82	2 March 2018
15 May 2013(1)	—	0.04	0.042	75.82	5 March 2019
15 May 2013(1)	—	0.08	0.078	75.82	13 August 2019
15 May 2013(1)	—	0.01	0	75.82	4 March 2020
15 January 2014(1)	—	0.002	0	75.29	2 March 2018
15 January 2014(1)	—	0.005	0	75.29	5 March 2019
15 January 2014(1)	—	0.005	0.003	75.29	13 August 2019
15 January 2014(1)	—	0.007	0.002	75.29	4 March 2020
12 June 2014(1)	—	0.006	0.006	83.29	13 August 2019
12 June 2014(1)	—	0.002	0.002	83.29	4 March 2020
1 December 2014(1)	—	0.002	0	94.46	4 March 2020
Total	1.96	7.38	0.679

Note:

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

As of 31 December 2018, all of the 0.679 million outstanding matching options were vested.

Share-Based Compensation Plan from 2010

On 5 March 2010, we modified the structure of the Share-Based Compensation Plan for certain executives, including members of our executive board of management and other senior employees in our general headquarters. These executives receive their variable compensation in cash but have the choice to invest some or all of the value of their variable compensation in our shares to be held for a five-year period, referred to as voluntary shares. Such voluntary investment leads to a 10% discount to the market price of the shares. Further, we will match such voluntary investment by granting three matching shares for each voluntary share invested, up to a limited total percentage of each executive’s variable compensation. The matching is based on the gross amount of the variable compensation invested. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The Chief Executive Officer and members of our executive board of management and senior leadership team, as applicable, may take up to a maximum of 60% of their variable compensation with matching shares. The current maximum for executives below the executive board of management or senior leadership team, as applicable, is 40% or less. From 1 January 2011, the new plan structure applies to all other senior employees.

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

During 2018, we issued 1.49 million matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2017 bonus.

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

The table below gives an overview of the LTI stock options on our shares that have been granted under the LTI Stock Option Plans outstanding as of 31 December 2018:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
18 December 2009	1.54	0.70	35.90	17 December 2019
30 November 2010	2.80	1.22	42.41	29 November 2020
30 November 2011	2.85	1.50	44.00	29 November 2021
30 November 2012	2.75	2.01	66.56	29 November 2022
14 December 2012	0.22	0.15	66.88	13 December 2022
2 December 2013	2.48	1.95	75.15	1 December 2023
19 December 2013	0.37	0.28	74.49	18 December 2023

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
1 December 2014	2.48	1.98	94.46	30 November 2024
17 December 2014	0.53	0.42	88.53	16 December 2024
1 December 2015	1.63	1.30	121.95	30 November 2025
22 December 2015	1.86	1.53	113.00	21 December 2025
1 December 2016	2.32	2.05	98.04	30 November 2026
15 December 2016	1.15	1.01	97.99	14 December 2026
13 January 2017	0.02	0.01	99.01	12 January 2027
20 January 2017	0.96	0.87	98.85	19 January 2027
5 May 2017	0.52	0.26	109.10	4 May 2027
1 December 2017	4.79	4.59	96.70	30 November 2027
22 January 2018	1.05	1.03	94.36	21 January 2028
8 March 2018	0.27	0.27	89.43	7 March 2028
3 December 2018	4.67	4.67	67.64	2 December 2028

The table below gives an overview of the LTI stock options on our ADS that have been granted under the LTI Stock Option Plans outstanding as of 31 December 2018:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2010	1.23	0.44	56.02	29 November 2020
30 November 2011	1.17	0.62	58.44	29 November 2021
30 November 2012	1.16	0.73	86.43	29 November 2022
14 December 2012	0.17	0.11	87.34	13 December 2022
2 December 2013	1.05	0.74	102.11	1 December 2023
19 December 2013	0.09	0.08	103.39	18 December 2023
1 December 2014	1.04	0.74	116.99	30 November 2024
17 December 2014	0.22	0.19	108.93	16 December 2024
1 December 2015	1.00	0.78	128.46	30 November 2025
22 December 2015	0.14	0.13	123.81	21 December 2025
1 December 2016	1.29	1.10	103.27	30 November 2026
15 December 2016	0.08	0.08	102.91	14 December 2026
1 December 2017	1.40	1.30	114.50	30 November 2027
3 December 2018	1.21	1.21	76.87	2 December 2028

Long-Term Restricted Stock Unit Programs

As of 2010, we have in place four restricted stock unit programs.

Restricted Stock Units Program: This program allows for the offer of restricted stock units to certain employees in certain specific circumstances (“Restricted Stock Unit Programs”). Grants are made at the discretion of our Chief Executive Officer. For example, grants may be made as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The characteristics of the restricted stock units are identical to the characteristics of the corresponding share that are granted as part of the Share-Based Compensation Plan. See “—Share-Based Compensation Plan from 2010.” The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. In 2018, 2.35 million restricted stock units were granted under the program to our management.

Exceptional Incentive Restricted Stock Units Program: This program allows for the exceptional offer of restricted stock units to certain employees at the discretion of our Remuneration Committee as a long-term retention incentive for our key employees. Employees eligible to receive a grant under the program will receive two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after 10 years. Under a variant of this program, restricted stock units may be granted with a shorter vesting period of between two and a half and three years for the first half, and five years for the second half. In case of termination of service before the vesting date, specific forfeiture rules apply. Beginning in 2017, instead of restricted stock units, stock options may also be granted under this program, with similar vesting and forfeiture rules. In 2018, 0.44 million restricted stock units were granted under the program to members of the senior management. No restricted stock units were granted under the program to members of the executive board of management in 2018.

Share Purchase Program: This program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level (“People Bet Share Purchase Program”) or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of three matching shares for each share invested or, as the case may be, a number of matching shares corresponding to a fixed monetary value that depends on seniority level. The matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. Beginning in 2016, instead of restricted stock units, stock options may also be granted under this program with similar vesting and forfeiture rules. In 2018, our employees purchased 0.01 million shares under the program. No shares under the program were purchased by members of the executive board of management in 2018.

Performance-Based Restricted Stock Units: This program allows for the offer of performance-based restricted stock units to certain members of our management. Upon vesting, each performance-based restricted stock unit gives the executive the right to receive one existing Ordinary Share. The performance-based restricted stock units can have a vesting period of five years or of ten years. The shares resulting from the vesting of the performance-based restricted stock units will only be delivered provided a performance test is met by the company. Specific forfeiture rules apply if the employee leaves the company before the vesting date or if the performance test is not achieved by a certain date.

On 14 August 2018, 0.5 million performance-based restricted stock units were granted to a select group of senior managers of the company. Out of these performance-based restricted stock units, 207,760 were granted to members of our executive board of management as follows: 51,940 performance-based restricted stock units to each of John Blood and Jan Craps (having a 10-year vesting period) and 51,940 performance-based restricted stock units to each of Peter Kraemer and Tony Milikin (having a 5-year vesting period). These performance-based restricted stock units are subject to an organic EBITDA compounded annual growth rate target which must be achieved by 31 December 2024, at the latest.

Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding restricted stock units of former AB InBev were automatically transferred to us (as the absorbing company), with each outstanding restricted stock unit giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

Ambev Exchange of Share-Ownership Program

From time to time certain of Ambev’s senior employees are transferred to us and vice versa. In order to encourage management mobility and ensure that the interests of these managers are fully aligned with our interests, our Board has approved a program that aims at facilitating the exchange by these senior employees of their Ambev shares into our shares. Under the ABI/Ambev Exchange Program, Ambev shares can be exchanged for our shares based on the average share price of both the Ambev shares and our shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares and provided that the manager remains in service during this period.

In total, our senior employees exchanged 1.14 million Ambev shares for a total of 0.08 million of our shares in 2018 (0.06 million in 2017 and 0.25 million in 2016). The fair value of these transactions amounted to approximately USD 1.32 million in 2018 (USD 1.16 million in 2017 and USD 5.00 million in 2016).

Programs for Maintaining Consistency of Benefits Granted and for Encouraging Global Mobility of Executives

Two programs aimed at maintaining consistency of benefits granted to executives and encouraging the international mobility of executives while complying with all legal and tax obligations were approved at the annual shareholders’ meeting of former AB InBev on 27 April 2010.

The Exchange Program: Under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant1 and the options granted under the April 2009 Exceptional Grant2 could be released, e.g., for executives who moved to the United States (“Exchange Program”). These executives were then offered the opportunity to exchange their options against a number of our shares that remained locked up until 31 December 2018.

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

[1]

The Series A Options have a duration of 10 years from granting and vested on 1 January 2014. The Series B Options have a duration of 15 years from granting and vest on 1 January 2019. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items), ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 (USD 11.82) or EUR 10.50 (USD 12.02), which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008.

[2]

The options have a duration of 10 years from granting and vested on 1 January 2014. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items), ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 21.94 (USD 25.12) or EUR 23.28 (USD 26.66), which corresponds to the fair market value of the shares at the time of the option grant.

In 2018, no exchanges were executed under this program.

Under a variant of this plan, upon recommendation of the Remuneration Committee, our Board has also approved a variant of the Exchange Program to allow the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for executives who are relocated, e.g., to the United States. The shares that result from the exercise of these options will, in principle, remain blocked until 31 December 2023. In accordance with this approval, the vesting of 0.2 million stock options was accelerated in 2018. Out of these 0.2 million stock options, the vesting of 180,742 stock options was accelerated for Ricardo Tadeu, a member of the executive board of management in 2018.

The Dividend Waiver Program: The dividend protection feature of the outstanding options, where applicable, owned by executives who move to the United States will be canceled. In order to compensate for the economic loss which results from this cancellation, a number of new options will be granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules, of the new options are identical to the outstanding options for which the dividend protection feature is canceled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned. In 2018, no options were granted under this program.

All other terms and conditions of the options are identical to the outstanding options for which the dividend protection was canceled.

Upon recommendation of the Remuneration Committee in December 2015, our Board has also approved the early release of vesting conditions of unvested stock options which are vesting within six months of the executive’s relocation. The shares that result from the early exercise of the options must remain locked up until the end of the initial vesting period of the stock options. In 2018, the vesting of 0.2 million stock options and restricted stock units was accelerated under this program for members of our management. Out of these, the vesting of 22,382 stock options and 44,660 restricted stock units was accelerated for Ricardo Tadeu, and the vesting of 17,449 restricted stock units was accelerated for Jean Jereissati, both members of the executive board of management in 2018.

Exceptional Long-Term Incentive Stock Options

2020 Incentive Plan: On 22 December 2015, approximately 4.7 million options were granted to a select group of approximately 65 members of our management, who are considered to be instrumental in helping us achieve our ambitious growth target. Each option gives the grantee the right to purchase one existing share. The exercise price of the options is EUR 113.00, which corresponds to the closing share price on the day preceding the grant date.

The options have a duration of 10 years from granting and vest after five years. The exercise of the exceptional long-term incentive stock options is subject to a performance test under which we must meet a net revenue target by 2022 at the latest.

No exceptional incentive stock options were granted to members of the executive board of management.

Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev were automatically transferred to us (as the absorbing company), with each outstanding LTI stock option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

Integration Incentive Plan: On 15 December 2016, approximately 13.17 million options were granted to a select group of approximately 300 members of the management of the company considering the significant contribution that these employees can make to the success of the company and the achievement of integration benefits (“Integration Incentive Plan”). In January 2017, certain other options were also granted to management under the Integration Incentive Plan.

Each option gives the grantee the right to purchase one existing ordinary AB InBev share. The exercise price of the options granted on 15 December 2016 is EUR 97.99, which corresponds to the closing share price on the day preceding the grant date.

The options have a duration of 10 years from grant and vest on 1 January 2022 and only become exercisable provided we meet a performance test. This performance test is based on an EBITDA compounded annual growth rate target and may be complemented by additional country- or region-specific or function-specific targets. 100% of the options will become exercisable if the performance test is achieved by 31 December 2019, 90% of the options will become exercisable if the performance test is achieved by 31 December 2020 and 80% of the options will become exercisable if the performance test is achieved by 31 December 2021. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or the vesting date.

No stock options were granted to members of the executive board of management at the time of the grant on 15 December 2016. Throughout 2018, no additional options were granted under the Integration Incentive Plan. As of 31 December 2018, no members of our executive board of management participated in this program.

Incentive Plan for SAB Employees: On 15 December 2016, approximately 1.43 million options were granted to employees of SAB. The grant results from the commitment that we have made under the terms of the combination with SAB, that we would, for at least one year, preserve the terms and conditions for employment of all employees that remained with SAB.

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

In 2018, no options were granted under the Incentive Plan for SAB employees.

Long Run Stock Options Incentive Plan: On 1 December 2017, 18.02 million stock options were granted to a select group of approximately 50 members of our management, including a number of our executive board of management, under a new long-term special incentive plan to incentivize and retain senior leaders who are considered to be instrumental in achieving our ambitious long-term growth agenda over the next 10 years (“Long Run Stock Options Incentive Plan”).

Each option gives the grantee the right to purchase one existing share. The exercise price of the options is EUR 96.70 (USD 115.97) which corresponds to the closing share price on the day preceding the grant date. The options have a duration of 15 years as from granting and, in principle, vest after 10 years on 1 January 2028. The options only become exercisable provided a performance test is met by AB InBev. This performance test is based on an organic EBITDA compounded annual growth rate target which must be achieved by 31 December 2024 at the latest. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date.

Throughout 2018, 2.94 million additional options were granted under the Long Run Stock Options Incentive Plan, having an exercise price corresponding to the closing share price on the day preceding the relevant grant date. Out of these 2.94 million additional options, 1,708,044 options were grated to Carlos Brito on 18 May 2018 (having an exercise price of EUR 80.34 (USD 91.99) and a five-year vesting period) and 618,164 options were granted to each of Ricardo Moreira and David Kamenetzky on 14 August 2018 (having an exercise price of EUR 84.42 (USD 96.66) and a 10-year vesting period.

Performance Related Incentive Plan for Disruptive Growth Function

In 2016, we implemented a new performance related incentive plan, which substituted the long-term incentive stock option plan for those executives in the Disruptive Growth Function, called ZX Ventures. The Disruptive Growth Function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences, such as brew pubs, and is headed by Pedro Earp, Chief Marketing and ZX Ventures Officer.

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

In 2018, approximately 2.7 million performance units were granted to management under this program. Out of these, 132,828 performance units were granted to Pedro Earp, a member of the executive board of management in 2018.

Compensation of Directors and Executives

Unless otherwise specified, all compensation amounts in this section are gross of tax.

Board of Directors

Our directors receive fixed compensation in the form of annual fees and supplemental fees for physical attendance at Board committee meetings or supplemental Board meetings, and variable compensation in the form of LTI stock options. Our Remuneration Committee recommends the level of remuneration for directors, including the Chair of the Board. These recommendations are subject to approval by our Board and, subsequently, by our shareholders at the annual general meeting. The Remuneration Committee benchmarks directors’ compensation against peer companies. In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the Board committees and the rules for reimbursement of directors’ business-related, out-of-pocket expenses. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.”

Board Compensation in 2018

The base annual fee for our directors in 2018 amounted to EUR 75,000 (USD 88,684). The base supplement for each additional physical Board meeting after ten meetings or for each Committee meeting attended amounted to EUR 1,500 (USD 1,774).

The fees received by the Chair of our Board in 2018 were increased from EUR 150,000 to EUR 187,500 (USD 221,711), which is 2.5 times the fixed annual fee of the other directors (other than the Chair of the Audit Committee). The Chair of the Audit Committee was granted fees in 2018 which were 70% higher than the respective base amounts.

All other directors received the base amount of fees. We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

At the request of the Remuneration Committee, a benchmarking exercise regarding directors’ remuneration covering 24 global peer companies has been conducted by an independent consulting firm. Further to such exercise, it is contemplated to submit a proposal to the upcoming annual shareholders’ meeting to be held on 24 April 2019 to increase the Chair’s fee to EUR 255,000.

In addition, a simplification of the structure of the cash component of the remuneration of Board members is contemplated, whereby the Committee attendance fees would be replaced by a retainer granted to Board committee members.

On 25 April 2018, the annual shareholders’ meeting of AB InBev granted each director 15,000 LTI stock options. The Chair of the Board was granted 37,500 LTI stock options and the Chair of the Audit Committee was granted 25,000 LTI stock options. The LTI stock options have an exercise price of EUR 84.47 per share, which is the closing price of our shares on the day preceding the grant date, i.e., on 24 April 2018. The LTI stock options have a lifetime of 10 years and cliff vest after five years, i.e., on 26 April 2022. See “—Share-Based Payment Plans—LTI Warrant Plan” for a description of the LTI Stock Option Plan Directors.

It is envisaged to submit to the upcoming annual shareholders’ meeting to be held on 24 April 2019 a proposal to approve a change to the share-based component of the remuneration package of Board members. The change would consist in paying out such share-based component in the form of restricted stock units corresponding to a fixed value in EUR rather than in the form of stock options. Such restricted stock units would vest after 5 years and, upon vesting, would entitle their holders to one AB InBev share per restricted stock unit.

The table below provides an overview of the fixed and variable compensation that our directors received in 2018.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of stock options granted(1)(2)
		(EUR)	(EUR)	(EUR)
María Asunción Aramburuzabala	10	75,000	0	75,000	15,000
Martin J. Barrington(3)	10	46,371	7,500	53,871	0
Alexandre Behring	8	75,000	4,500	79,500	15,000
Michele Burns	10	127,500	33,000	160,500	25,500
Paul Cornet de Ways Ruart	10	75,000	0	75,000	15,000
Stéfan Descheemaeker	9	75,000	4,500	79,500	15,000
Grégoire de Spoelberch	10	75,000	6,000	81,000	15,000
William F. Gifford Jr.(4)	10	0	0	0	0
Olivier Goudet	10	187,500	28,500	216,000	37,500
Paulo Lemann	10	75,000	6,000	81,000	15,000
Elio Leoni Sceti	10	75,000	0	75,000	15,000
Alejandro Santo Domingo	10	75,000	22,500	97,500	15,000
Carlos Alberto Sicupira	10	75,000	6,000	81,000	15,000
Marcel Herrmann Telles	10	75,000	30,000	105,000	15,000
Alexandre Van Damme	10	75,000	18,000	93,000	15,000

All directors as group		1,186,371	166,500	1,352,871	228,000

Note:

(1)

Stock options were granted under the LTI Stock Option Plan Directors on 25 April 2018. See “—Share-Based Payment Plans—LTI Warrant Plan.” The stock options have an exercise price of EUR 84.47 (USD 96.72) per share, have a term of 10 years and cliff vest after five years.

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

(3)

Mr. Barrington has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate in 2018 up to the date of his retirement as Chief Executive Officer of Altria on 18 May 2018. Mr. Barrington’s annual remuneration is prorated for the exercise of his mandate during the remainder of 2018. In addition, Mr. Barrington is entitled to the remuneration linked to Board committee attendance as from 18 May 2018.

(4)	Mr. Gifford has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate in 2018.

Stock Options Held by Directors

The table below sets forth, for each of our current directors, the number of LTI stock options they owned as of 31 December 2018(1):

	LTI 26(2)	LTI 25	LTI 24	LTI 23	LTI 22	LTI 21(3)	Total options
Grant date	25 April 2018	26 April 2017	27 April 2016	29 April 2015	30 April 2014	24 April 2013
Expiry date	24 April 2028	25 April 2027	26 April 2026	28 April 2025	29 April 2024	23 April 2018
María Asunción Aramburuzabala	15,000	15,000	15,000	15,000	0	0	60,000
Martin J. Barrington(4)	0	0	0	0	0	0	0
Alexandre Behring	15,000	15,000	15,000	15,000	0	0	60,000
M. Michele Burns	25,500	25,500	25,500	0	0	0	76,500
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	15,000	0	75,000
Stéfan Descheemaeker	15,000	15,000	15,000	15,000	15,000	0	75,000
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	15,000	0	75,000
William F. Gifford, Jr.(4)	0	0	0	0	0	0	0
Olivier Goudet	37,500	30,000	30,000	25,500	20,000	0	143,000
Paulo Alberto Lemann	15,000	15,000	15,000	15,000	0	0	60,000
Alejandro Santo Domingo Dávila	15,000	15,000	0	0	0	0	30,000
Elio Leoni Sceti	15,000	15,000	15,000	15,000	0	0	60,000
Carlos Alberto da Veiga Sicupira	15,000	15,000	15,000	15,000	15,000	0	75,000
Marcel Herrmann Telles	15,000	15,000	15,000	15,000	15,000	0	75,000
Alexandre Van Damme	15,000	15,000	15,000	15,000	15,000	0	75,000

Strike price (EUR)	84.47	104.50	113.25	113.10	80.83	76.20	—

Note:

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

(2)

Stock options were granted under the LTI Stock Option Plan Directors in April 2018. See “—Share-Based Payment Plans—LTI Warrant Plan.” The stock options have an exercise price of EUR 84.47 (USD 96.72) per share, have a term of 10 years and cliff vest after five years.

(3)

In March 2018, Olivier Goudet exercised 20,000 options of the LTI 21 Series that expired in April 2018. In April 2018, Carlos Sicupira, Marcel Telles and Paul Cornet each exercised 15,000 options of the LTI 21 Series that expired in April 2018.

(4)

Mr. Barrington has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate in 2018 up to the date of his retirement as Chief Executive Officer of Altria on 18 May 2018. Mr. Barrington’s annual remuneration is prorated for the exercise of his mandate during the remainder of 2018. In addition, Mr. Barrington is entitled to the remuneration linked to Board committee attendance as from 18 May 2018. Mr. Gifford has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of their mandate in 2018.

Board Share Ownership

The table below sets forth, as of 4 February 2019, the number of our shares owned by our directors serving in 2018 and year-to-date 2019:

Name	Number of our shares held	% of our outstanding shares
María Asunción Aramburuzabala	(*)	(*)
Martin J. Barrington	(*)	(*)
Alexandre Behring	(*)	(*)
M. Michele Burns	(*)	(*)
Paul Cornet de Ways Ruart	(*)	(*)
Stéfan Descheemaeker	(*)	(*)
William F. Gifford Jr.	(*)	(*)
Olivier Goudet	(*)	(*)
Paulo Alberto Lemann	(*)	(*)
Elio Leoni Sceti	(*)	(*)
Alejandro Santo Domingo	(*)	(*)
Grégoire de Spoelberch	(*)	(*)
Marcel Herrmann Telles	(*)	(*)
Alexandre Van Damme	(*)	(*)
Carlos Alberto Sicupira	(*)	(*)

TOTAL	23.47 million	1.2%

Note:

(*)	Each director owns less than 1% of our outstanding shares as of 4 February 2019.

Executive Board of Management (until 31 December 2018)

The main elements of our executive remuneration are (i) a fixed-base salary, (ii) variable performance-related compensation, (iii) long-term incentive stock options, (iv) long-term restricted stock units, (v) post-employment benefits and (vi) other compensation.

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

Our executive compensation and reward programs are overseen by our Remuneration Committee. It submits recommendations on the compensation of our Chief Executive Officer to the Board for approval. Upon the recommendation of our Chief Executive Officer, the Remuneration Committee also submits recommendations on the compensation of the other members of our executive board of management (until 31 December 2018) and, as of 1 December 2019, our Executive Committee to our Board for approval. Such submissions to our Board include recommendations on the annual targets and corresponding variable compensation scheme. Further, in certain exceptional circumstances, the Remuneration Committee or its appointed designees may grant limited waivers from lock-up requirements, provided that adequate protections are implemented to ensure that the commitment to hold shares remains respected until the original termination date. The Nomination Committee approves our targets and individual annual targets and the Remuneration Committee approves the target achievement and corresponding annual and long-term incentives of members of our executive board of management (until 31 December 2018) and, as of 1 January 2019, our Executive Committee. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.” The remuneration policy and any schemes that grant shares or rights to acquire shares are submitted to our annual shareholders’ meeting for approval. Going forward, the procedures for developing the remuneration policy and determining the individual remuneration of the members of the Executive Committee will be similar.

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

Unless otherwise specified, the information and amounts in this section relate to the members of our executive board of management as of 31 December 2018. See “—A. Directors and Senior Management—Administrative, Management, Supervisory Bodies and Senior Management Structure.”

Base Salary

In order to ensure alignment with market practice, base salaries are reviewed against benchmarks on an annual basis. These benchmarks are collated by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of Fast Moving Consumer Goods peer companies (“Peer Group”) is used when available. The Peer Group includes, among others, Apple, Coca Cola Company, Procter & Gamble, PepsiCo and Unilever. If Peer Group data are not available for a given level in certain geographies, data from Fortune 100 companies are used. Our executives’ base salaries are intended to be aligned to mid-market levels for the appropriate market. Mid-market means that for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. Executives’ total compensation is intended to be 10% above the third quartile.

In 2018, based on his employment contract, our Chief Executive Officer earned a fixed salary of EUR 1.43 million (USD 1.69 million). The other members of our executive board of management earned an aggregate base salary of EUR 10.12 million (USD 11.97 million).

Variable Performance-Related Compensation – Share-Based Compensation Plan

The variable performance-related compensation element of remuneration for members of our executive board of management (until 31 December 2018) and, as of 1 January 2019, our Executive Committee is aimed at rewarding executives for driving our short- and long-term performance.

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

In addition, the final individual bonus pay-out percentage also depends on each executive’s personal achievement of his or her individual performance targets. Individual performance targets of the CEO and our executive board of management (until 31 December 2018) and, as of 1 January 2019, our Executive Committee may consist of financial and non-financial targets, such as sustainability and other elements of corporate social responsibility, as well as compliance- and ethics-related targets. Typical performance measures in this area can relate to employee management, talent pipeline, Better World goals and compliance dashboards, among other metrics that are also important for sustainable financial performance.

Targets achievement is assessed by the Remuneration Committee on the basis of accounting and financial data.

Variable compensation is generally paid annually in arrears after publication of our full-year results. The variable compensation may be paid out semi-annually at the discretion of the Board. In such cases, the first half of the variable compensation is paid immediately after publication of the half-year results, and the second half of the variable compensation is paid after publication of the full-year results. In 2015, in order to align the U.S. organization against the delivery of specific targets for this market, the Board decided to apply semi-annual targets which resulted in a semi-annual payment of 50% of the annual incentive in August 2015 and in March 2016, respectively. For 2018, the variable compensation for the executives will be paid in arrears after publication of our full-year results in or around March 2019.

Variable Compensation for Performance in 2018 – Expected to Be Paid in March 2019

For the full year 2018, the Chief Executive Officer earned variable compensation of EUR 0.73 million (USD 0.84 million). The other members of the executive board of management earned aggregate variable compensation of EUR 4.20 million (USD 4.81 million).

The amount of variable compensation is based on our company’s performance during the year 2018 and the executives’ individual target achievements. The variable compensation is expected to be paid in March 2019.

Long-Term Incentive Stock Options

The following table sets forth information regarding the number of options granted to the Chief Executive Officer and other members of the executive board of management on 22 January 2018, with an exercise price of EUR 94.36 (USD 108.04), and become exercisable after five years:

Name	Long-Term Incentive options granted(3)
Carlos Brito – CEO	359,606
David Almeida	55,527
John Blood	21,153
Jan Craps	39,662
Michel Doukeris	69,806
Felipe Dutra	158,650
Pedro Earp(1)	0
Jean Jereissati	26,441
David Kamenetzky	52,883
Peter Kraemer	37,018
Mauricio Leyva	26,441
Carlos Lisboa(2)	0
Stuart MacFarlane	38,076
Tony Milikin	55,527
Ricardo Moreira	31,730
Miguel Patricio	0
Bernardo Pinto Paiva(2)	0
Ricardo Tadeu	79,325

Note:

(1)	Pedro Earp, Chief Marking and ZX Ventures Officer, participated in the performance-related incentive plan for Disruptive Growth Function.

(2)

Bernardo Pinto Paiva, as Zone President Latin America North, reports to the Board of Directors of Ambev. He participated in 2018 in the incentive plans of Ambev S.A. that are disclosed separately by Ambev. Likewise, Carlos Lisboa, as Zone President Latin America South, participated in 2018 in the incentive plans of Ambev S.A.

(3)	The options were granted on 22 January 2018, have an exercise price of EUR 94.36 (USD 108.04) and become exercisable after five years.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 25 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for further details on our employee benefits.

Our Chief Executive Officer participates in a defined contribution plan. Our annual contribution to his plan amounts to approximately USD 0.07 million. The total amount we had set aside to provide pension, retirement or similar benefits for members of our executive board of management in the aggregate was USD 0.57 million as of 31 December 2018 and USD 0.82 million as of 31 December 2017. See note 34 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

Other Compensation

We also provide executives with life and medical insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed.

Employment Agreements and Termination Arrangements

Terms of hiring of our executive board of management (until 31 December 2018) and, as of 1 January 2019, our Executive Committee are included in individual employment agreements. Executives are also required to comply with our policies and codes such as the Code of Business Conduct and Code of Dealing and are subject to exclusivity, confidentiality and non-compete obligations.

The employment agreement typically provides that the executive’s eligibility for payment of variable compensation is determined exclusively on the basis of the achievement of corporate and individual targets to be set by us. The specific conditions and modalities of the variable compensation are fixed by us in a separate plan which is approved by the Remuneration Committee.

Termination arrangements are in line with legal requirements and/or jurisprudential practice. The termination arrangements for the members of the executive board of management (until 31 December 2018) and, as of 1 January 2019, the Executive Committee provide for a termination indemnity of 12 months of remuneration including variable compensation in case of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if we decide to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months.

Carlos Brito was appointed to serve as our Chief Executive Officer starting as of 1 March 2006. In the event of termination of his employment other than on the grounds of serious cause, he is entitled to a termination indemnity of 12 months of remuneration including variable compensation as described above. There is no “claw-back” provision in case of misstated financial statements.

Options Owned by Executives

The table below sets forth the number of LTI stock options and matching options owned by the members of our executive board of management in aggregate as of 31 December 2018 under the LTI Stock Option Plan

Executives, the Share-Based Compensation Plans, the November 2008 Exceptional Grant, the 2020 Incentive Plan, the Integration Incentive Plan and the Long Run Stock Options Incentive Plan. Members of our executive board of management (until 31 December 2018) and, as of 1 January 2019, our Executive Committee do not hold any warrants or stock options relating to our shares under our other incentive plans.

Program (1)	Options held in aggregate by our executive board of management	Strike price (EUR)	Grant date	Expiry date
LTI Stock Option Plan 2009	358,938	35.90	18 December 2009	17 December 2019
LTI Stock Option Plan 2009	562,480	42.41	30 November 2010	29 November 2020
LTI Stock Option Plan 2009(2)	21,880	56.02	30 November 2010	29 November 2020
LTI Stock Option Plan 2009	617,449	44.00	30 November 2011	29 November 2021
LTI Stock Option Plan 2009(2)	23,257	58.44	30 November 2011	29 November 2021
LTI Stock Option Plan 2009	898,934	66.56	30 November 2012	29 November 2022
LTI Stock Option Plan 2009(2)	15,685	86.43	30 November 2012	29 November 2022
LTI Stock Option Plan 2009	736,985	75.15	2 December 2013	1 December 2023
LTI Stock Option Plan 2009(2)	12,893	102.11	2 December 2013	1 December 2023
LTI Stock Option Plan 2009	591,864	94.46	1 December 2014	30 November 2024
LTI Stock Option Plan 2009(2)	11,473	116.99	1 December 2014	30 November 2024
LTI Stock Option Plan 2009	65,747	121.95	1 December 2015	30 November 2025
LTI Stock Option Plan 2009(2)	10,521	128.46	1 December 2015	30 November 2025
LTI Stock Option Plan 2009	855,877	113.00	22 December 2015	21 December 2025
LTI Stock Option Plan 2009	75,897	98.04	1 December 2016	30 November 2026
LTI Stock Option Plan 2009	836,790	98.85	20 January 2017	19 January 2027
LTI Stock Option Plan 2009	261,706	109.10	5 May 2017	4 May 2027
LTI Stock Option Plan 2009	1,025,404	94.36	22 January 2018	21 January 2028
Matching options 2008	61,974	34.34	3 March 2008	2 March 2018
Matching options 2009	80,765	20.49	6 March 2009	5 March 2019
Matching options 2009	140,106	27.06	14 August 2009	13 August 2019
Matching options 2010	0	36.52	5 March 2010	4 March 2020
November 2008 Exceptional Grant Options Series B	542,226	10.50	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B	3,614,841	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(3)	1,833,736	33.24	1 December 2009	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 11(3)	243,901	40.35	11 July 2011	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 13(3)	286,977	75.82	15 May 2013	24 November 2023
Matching options 2009 – Dividend Waiver 13(3)	37,131	75.82	15 May 2013	5 March 2019
Matching options 2009 – Dividend Waiver 13(3)	74,869	75.82	15 May 2013	13 August 2019
2020 Incentive Options(4)	334,765	113.00	22 December 2015	21 December 2025
Integration Incentive Stock Options(5)	1,570,237	109.10	5 May 2017	4 May 2027
Long Run Stock Options Incentive Plan(6)	7,008,764	96.70	1 December 2017	31 December 2032
Long Run Stock Options Incentive Plan	1,708,044	80.34	18 May 2018	31 December 2032
Long Run Stock Options Incentive Plan	1,236,328	84.42	14 August 2018	14 August 2033

Note:

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

Executive Share Ownership

The table below sets forth, as of the most recent practicable date, the number of our shares owned by the members of the executive board of management and Executive Committee serving in 2018 and year-to-date 2019, respectively:

Name	Number of our shares held	% of our outstanding shares
Carlos Brito – CEO	(*)	(*)
David Almeida	(*)	(*)
John Blood	(*)	(*)
Jan Craps	(*)	(*)
Michel Doukeris	(*)	(*)
Felipe Dutra	(*)	(*)
Pedro Earp	(*)	(*)
Claudio Braz Ferro	(*)	(*)
Jean Jereissati	(*)	(*)
David Kamenetzky	(*)	(*)
Peter Kraemer	(*)	(*)
Mauricio Leyva	(*)	(*)
Carlos Lisboa	(*)	(*)
Stuart MacFarlane	(*)	(*)
Tony Milikin	(*)	(*)
Ricardo Moreira	(*)	(*)
Miguel Patricio	(*)	(*)
Bernardo Pinto Paiva	(*)	(*)
Ricardo Tadeu	(*)	(*)
TOTAL	14.27 million	<1%

Note:

(*)	Each member of our executive board of management and Executive Committee serving in 2018 and year-to-date 2019 owns less than 1% of our outstanding shares as of 28 February 2019.

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

The existence of the Committees does not affect the responsibility of our Board. Board committees meet to prepare matters for consideration by our Board. By exception to this principle, (i) the Remuneration Committee may make decisions on individual compensation packages, other than with respect to our Chief Executive Officer and our senior leadership team (which are submitted to our Board for approval) and on performance against targets, and (ii) the Finance Committee may make decisions on matters specifically delegated to it under our Corporate Governance Charter, in each case without having to refer to an additional Board decision. Each of our Committees operates under typical rules for such committees under Belgian law, including the requirement that a majority of the members must be present for a valid quorum and decisions are taken by a majority of members present.

The Audit Committee

The Audit Committee consists of a minimum of three voting members. The Audit Committee’s Chair and the Committee members are appointed by the Board from among the non-executive directors. The Chair of the Audit Committee is not the Chair of the Board. A majority of the members of our Audit Committee are independent directors according to our Corporate Governance Charter (see “—A. Directors and Senior Management—Board of Directors—Role and Responsibilities, Composition, Structure and Organization”). Each of them is independent under Rule 10A-3 under the Exchange Act.

The Chief Executive Officer, General Counsel and Company Secretary and Chief Financial and Solutions Officer are invited to the meetings of the Audit Committee, unless the Chair or a majority of the members decide to meet in closed session.

The current members of the Audit Committee are M. Michele Burns (Chair), Martin J. Barrington, Olivier Goudet and Elio Leoni Sceti.

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

The Finance Committee

The Finance Committee consists of at least three, but no more than six, members appointed by the Board. The Board appoints a Chair and, if deemed appropriate, a Vice-Chair from among the Finance Committee members. The Chief Executive Officer and the Chief Financial and Solutions Officer are invited ex officio to the Finance Committee meetings unless explicitly decided otherwise. Other employees are invited on an ad hoc basis as deemed useful.

The current members of the Finance Committee are Alexandre Van Damme (Chair), Stéfan Descheemaeker, Paulo Alberto Lemann, Carlos Alberto Sicupira, William F. Gifford Jr. and M. Michele Burns.

The Corporate Governance Charter requires the Finance Committee to meet at least four times a year and as often as deemed necessary by its Chair or at least two of its members.

The Finance Committee assists the Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, treasury controls, mergers and acquisitions, tax and legal, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

The Remuneration Committee

The Remuneration Committee consists of three members appointed by the Board, all of whom are non-executive directors. The Chair of the Committee is a representative of the controlling shareholders and the other two members meet the requirements of independence as established in our Corporate Governance Charter and by the Belgian Company Law. The Chair of our Remuneration Committee would not be considered independent under NYSE rules, and, therefore, our Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of compensation committees. The Chief Executive Officer and the Chief People Officer are invited ex officio to the meetings of the Committee unless explicitly decided otherwise.

The current members of the Remuneration Committee are Marcel Herrmann Telles (Chair), Olivier Goudet and Elio Leoni Sceti.

The Remuneration Committee meets at least four times a year, and more often if required, and can be convoked by its Chair or at the request of at least two of its members.

The Remuneration Committee’s principal role is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the Chief Executive Officer and the senior leadership team, and on their individual remuneration packages. The Committee ensures that the Chief Executive Officer and members of the senior leadership team are incentivized to achieve, and are compensated for, exceptional performance. The Committee also ensures the maintenance and continuous improvement of our company’s compensation policy, which is to be based on meritocracy with a view to aligning the interests of its employees with the interests of all shareholders. In certain exceptional circumstances, the Remuneration Committee or its appointed designees may grant limited waivers from lock-up requirements provided that adequate protections are implemented to ensure that the commitment to hold shares remains respected until the original termination date.

The Nomination Committee

The Nomination Committee consists of five members appointed by the Board. The five members include the Chair of the Board and the Chair of the Remuneration Committee. Four of the five Committee members are representatives of the controlling shareholders. These four members of our Nomination Committee would not be considered independent under NYSE rules, and therefore our Nomination Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of nominating committees. The Chief Executive Officer, the Chief People Officer and the General Counsel and Company Secretary are invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The current members of the Nomination Committee are Marcel Herrmann Telles (Chair), Alexandre Behring, Grégoire de Spoelberch, Olivier Goudet and Alexandre Van Damme.

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

D. EMPLOYEES

As of 31 December 2018, we employed approximately 175,000 employees as compared to more than 180,000 as of 31 December 2017.

Overview of Employees per Business Segment

The table below sets out the number of full-time employees at the end of each relevant period in our business segments.

	As of 31 December
	2018(3)	2017(2)	2016(1)
North America	19,150	19,306	19,314
Latin America West	47,042	48,892	51,418
Latin America North	37,387	38,651	40,416
Latin America South	9,214	9,603	9,571
EMEA	23,604	26,823	43,456
Asia Pacific	31,523	36,386	39,213
Global Export and Holding Companies	4,683	3,254	3,245

Total	172,603	182,915	206,633

Note:

(1)	Following completion of the combination with SAB, we consolidated SAB and report results and volumes of the retained SAB operations as of the fourth quarter of 2016.
(2)	The reduction of employees in 2017 compared to 2016, mainly results from the disposals completed during the year.
(3)

The reduction of employees in 2018 compared to 2017, mainly results from the combination of the AB InBev Russia and Ukraine businesses under AB InBev Efes. As a result of that transaction, we have stopped consolidated our Russia and Ukraine businesses and account for the investment in AB InBev Efes under the equity method as of 30 March 2018.

Employee Compensation and Benefits

To support our culture that recognizes and values results, we offer employees competitive salaries benchmarked to fixed mid-market local salaries, combined with variable incentive schemes based on individual performance and performance of the business entity in which they work. Senior employees above a certain level are eligible for the Share-Based Compensation Plan. See “—B. Compensation—Share-Based Payment Plans—Share-Based Compensation Plan” and “—B. Compensation—Compensation of Directors and Executives—Executive Board of Management (until 31 December 2018).” Depending on local practices, we offer employees and their family members pension plans, life insurance, medical, dental and optical insurance, death-in-service insurance and illness and disability insurance. Some of our countries have tuition reimbursement plans and employee assistance programs.

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

In Europe, collective bargaining occurs at the local and/or national level in all countries with union representation for our employees. The degree of membership in unions varies from country to country, with Belgium and Germany, for example, having a high proportion of membership. A European Workers Council has been established since 1996 to promote social dialogue and to exchange opinions at a European level.

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

Our United States organization has approximately 5,100 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters. We recently completed negotiations of new five-year agreements with the Teamsters, which will expire on 29 February 2024. Approximately 2,200 hourly employees at certain company-owned distributorships and packaging plants also are represented by the Teamsters and other unions, with local bargaining agreements ranging in distribution from three to five years.

E. SHARE OWNERSHIP

For a discussion of the share ownership of our directors and executives, as well as arrangements involving our employees in our capital, see “—B. Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure as at 13 March 2019 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian law of 2 May 2007 on the notification of significant shareholdings and the Articles of Association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis prior to 15 December 2018 for the purpose of updating the above information, and (iii) information included in public filings with the SEC.

The first thirteen entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of article 3, §1, 13º of the Belgian law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE, and (ii) the eleventh, twelfth and thirteenth entities act in concert with the first ten entities within the meaning of article 3, §2 of the Belgian law of 1 April 2007 on public takeover bids) and hold, as per the most recent notifications received by us and the FSMA in accordance with article 6 of the Belgian law of 2 May 2007 on the notification of significant shareholdings, in aggregate, 851,779,303 Ordinary Shares, representing 43.47% of the voting rights attached to the shares outstanding as of 13 March 2019 excluding the 59,862,607 treasury shares held by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. Pursuant to our articles of association, shareholders are required to notify us as soon as the amount of securities held giving voting rights exceeds or falls below a 3% threshold held by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. as of 31 December 2018. Pursuant to our articles of association, shareholders are required to notify us as soon as the amount of securities held giving voting rights exceeds or falls below a 3% threshold.

Major shareholders	Number of Shares	% of voting rights attached to our outstanding shares held(9)
Holders of Ordinary Shares
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “Stichting”)(1)(2)	663,074,832	33.84%
EPS Participations S.à.R.L, a company incorporated under Luxembourg law, affiliated with Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(3)(5) (“EPS Participations”)	131,898,152	6.73%
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with BRC S.à.R.L(2)(3)(5) (“EPS”)	99,999	0.01%
BRC S.á.R.L., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with EPS(2)(4) (“BRC”)	39,962,901	2.04%
Rayvax Société d’Investissements SA, a company incorporated under Belgian law (“Rayvax”)	24,158	0.00%
Sébastien Holding SA, a company incorporated under Belgian law, affiliated with Rayvax Société d’Investissements SA, its parent company(2)	10	0.00%
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	0	0.00%
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL with social purpose, which controls it	6,997,665	0.36%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0.00%
Fonds Baillet Latour SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, which controls it(6)	5,485,415	0.28%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	3,972,703	0.20%
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	4,468	0.00%
Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	259,000	0.01%
Holders of Restricted Shares
Altria Group, Inc. (7)	185,115,417	9.45%
BEVCO Lux Sàrl(8)	96,862,718	4.94%

Note:

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
(7)

In addition to the Restricted Shares listed above, Altria Group Inc. announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the combination with SAB, it purchased 11,941,937 Ordinary Shares in the company. Altria further increased its position of Ordinary Shares in the Company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by the Stichting dated 1 November 2016, resulting in an aggregate ownership of 10.08% based on the number of shares with voting rights as at 13 March 2019.

(8)

In addition to the Restricted Shares listed above, BEVCO Lux Sàrl announced in a notification made on 17 January 2017 in accordance with the Belgian law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. BEVCO Lux Sàrl disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.25% based on the number of shares with voting rights as at 13 March 2019.

(9)

Percentages are calculated on the total number of outstanding shares as at 13 March 2019 (2,019,241,973 shares) minus the number of outstanding shares held in treasury by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. as at 13 March 2019 (59,862,607 Ordinary Shares).

U.S. Holders of Record

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2018, we had 21,105,817 registered Ordinary Shares and 185,120,057 registered Restricted Shares held by 549 record holders in the United States, representing approximately 206.23 million of the voting rights attached to our shares outstanding as of such date. As of 31 December 2018, we also had 98,250,518 ADSs outstanding, each representing one Ordinary Share.

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

As of 13 March 2019, the Stichting owned 663,074,832 of our shares, which represented a 33.84% voting interest based on the number of our shares outstanding as of 13 March 2019, excluding the 59,862,607 treasury shares held by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and Mexbrew S.à.R.L. The Stichting and certain other entities acting in concert (within the meaning of Article 3, 13° of the Belgian Law of 2 May on disclosure of significant holdings in listed companies and/or within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids) with it (see “—Shareholders’ Arrangements” below) held, based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian law of 2 May 2007 on the notification of significant shareholdings and the Articles of Association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis prior to 15 December 2018 for the purpose of updating the above information, and (iii) information included in public filings with the SEC, in the aggregate, 43.47% of our shares based on the number of our shares outstanding on 13 March 2019, excluding the 59,862,607 treasury shares held by us and our subsidiaries Brandbrew S.A., Brandbev S.à.R.L. and

Mexbrew S.à.R.L. As of 13 March 2019, BRC S.à.R.L. held 331,537,416 class B Stichting certificates (indirectly representing 16.92% of our shares), Eugénie Patri Sébastien S.A. held one class A Stichting certificate and EPS Participations S.à.R.L. held 331,537,415 class A Stichting certificates (together indirectly representing 16.92% of our shares). The Stichting is governed by its bylaws and its conditions of administration. Shares held by our main shareholders do not entitle such shareholders to different voting rights.

Shareholders’ Arrangements

The 2016 Shareholders’ Agreement

On 11 April 2016, the Stichting, EPS, EPS Participations S.à R.L., BRC and Rayvax entered into an Amended and Restated New Shareholders’ Agreement (the “2016 Shareholders’ Agreement”).

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

Each of the first 13 entities mentioned in the table appearing under Shareholding Structure have disclaimed beneficial ownership of all of the Restricted Shares and Ordinary Shares, as applicable, held by Altria and BEVCO.

The Restricted Shareholder Voting Agreement is filed as Exhibit 3.3 to this Form 20-F.

B. RELATED PARTY TRANSACTIONS

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities that form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans and guarantees with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which Anheuser-Busch Companies imports our European brands into the United States, and (v) royalty agreements with affiliated entities, such as our royalty agreement with one of our United Kingdom subsidiaries related to the production and sale of our Stella Artois brand in the United Kingdom. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 36 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2018 and 2017 and for the three years ended 31 December 2018.

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

Transactions with Directors and Executive Board of Management Members (Key Management Personnel)

Total compensation of our directors and executive board of management included in our income statement for 2018 set out below can be detailed as follows:

	Year ended 31 December 2018
	Directors	Executive Board of Management
	(USD million)
Short-term employee benefits	2	27
Post-employment benefits	—	—
Other long-term employee benefits	—	—
Share-based payments	—	24

Total	2	97

In addition to short-term employee benefits (primarily salaries), the members of our executive board of management were entitled to post-employment benefits. More particularly, members of the senior leadership team participated in the pension plan of their respective country. See also note 25 “Employee benefits” and note 34 “Related parties” to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018. In addition, key management personnel are eligible for our share-based payment plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 26 “Share-based payments” to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with our company. During 2018, no payments were made to key management personnel except in the transactions listed below.

Deferred Share Entitlements

In a transaction related to the combination with Grupo Modelo, two Grupo Modelo shareholders, María Asunción Aramburuzabala and Valentín Diez Morodo, purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion paid on 5 June 2013. At such time, María Asunción Aramburuzabala and Valentín Diez Morodo agreed to serve on the Board of Directors for former AB InBev for a term of at least four years. Following the completion of the combination with SAB, María Asunción Aramburuzabala was appointed to our Board of Directors with a two-year term. She also agreed to a non-competition provision for three years following the completion of the combination with Grupo Modelo. We completed the delivery of the 23,076,922 Ordinary Shares due under this deferred share transaction on 21 May 2018. The delivery obligation was through the use of part of our outstanding treasury shares.

Other Transactions

In 2016, 2017 and 2018, our subsidiary Bavaria SA, along with other subsidiaries in Colombia, paid approximately 4 billion Colombian pesos (USD 1.3 million), 16 billion Colombia pesos (USD 5.4 million) and 24 billion Colombian pesos (USD 8.1 million), respectively, for transportation services, lease agreements and advertising services to companies of which Alejandro Santo Domingo Dávila, a member of our Board of Directors, is (i) part of the controlling shareholder group of such companies or (ii) Chair of the Board or controlling shareholder of such companies.

In 2016, 2017 and 2018, Grupo Modelo paid MXN 22.2 million (USD 1.2 million), MXN 15.1 million (USD 0.8 million) and MXN 19.1 million (USD 1.0 million), respectively, to a company of which María Asunción Aramburuzabala, a member of our Board of Directors, is Chair of the Board. These payments were made for information technology infrastructure services provided by that company to Grupo Modelo in 2016, 2017 and 2018.

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

Jointly Controlled Entities

Significant interests we hold in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to us. Aggregate amounts of our interests in such entities are as follows:

As of 31 December 2018
(USD million)
Non-current assets	11
Current assets	5
Non-current liabilities	9
Current liabilities	12
Result from operations	4
Profit attributable to equity holders	3

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2018
(USD million)
Gross profit	74
Current assets	152
Current liabilities	130

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

Keurig Dr Pepper Joint Venture

In December 2016, we entered into an agreement with Keurig Dr Pepper, formerly Keurig Green Mountain, Inc., to establish a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the United States and Canadian markets. The transaction, which closed in the first quarter of 2017, included the contribution of intellectual property and manufacturing assets from Keurig Dr Pepper. Pursuant to the terms of the joint venture agreement, we own 70% of the voting and economic interest in the joint venture and Keurig Dr Pepper owns 30% and has certain minority protection rights. The chair of our board, Olivier Goudet, sits on the board of Keurig Dr Pepper and is a partner in and CEO of JAB Holding Company, which indirectly controls Keurig Dr Pepper. In addition, Alexandre Van Damme and Alejandro Santo Domingo, two members of our board of directors, formerly sat on the board of Keurig Dr Pepper. All three of these directors recused themselves from the deliberation and decision by our board regarding the joint venture.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during the period between 1 January 2018 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

Anheuser-Busch InBev SA/NV

Budweiser Trademark Litigation

We are involved in a long-standing trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. Currently there are approximately 65 cases pending in around 36 jurisdictions. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to our financial position or profitability.

Investigations Inquiring into Indian Operations

We have previously reported that the SEC and the U.S. Department of Justice informed us that they were conducting investigations into our current and former affiliates in India, including a non-consolidated Indian joint venture that we exited in 2015, AB InBev India Private Limited, and whether certain relationships of agents and employees were compliant with the FCPA. We cooperated in the SEC and the U.S. Department of Justice investigations. On 8 June 2016, the U.S. Department of Justice notified us that it was closing its investigation and would not be pursuing enforcement action in this matter. On 28 September 2016, we entered into a settlement agreement with the SEC, pursuant to which we agreed to pay an aggregate amount (including disgorgement and penalties) of USD 6 million and assume certain ongoing reporting and cooperation obligations, which ended on 28 September 2018.

In 2018, the Competition Commission of India opened an investigation against SAB India Limited (now AB InBev India Limited) and other brewers relating to legacy pricing practices in the Indian market involving sharing of information among competitors with a view to align on prices. We have been fully cooperating with the Competition Commission of India throughout its investigation, which is ongoing. At this stage, it is not possible to indicate how long the investigation will take or what the outcome will be and no provision has been made in connection therewith.

Belgian Tax Matters

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by us on 12 July 2016. The appeals do not suspend the recovery process, and we cannot at this stage estimate the final outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to us, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, we have not recorded any provisions in connection therewith as of 31 December 2018.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of us and have refused the actual tax exemption which it confers. Against such decision, we have filed a court claim before the Brussels court of first instance. Also in respect of this aspect of the excess profit ruling matter, considering the company’s and its counsel assessment, as well as the position taken by the tax authorities’ mediation services, in respect of the merits of the case, we have not recorded any provisions as of 31 December 2018.

On 24 January 2019, we deposited EUR 68 million (USD 77 million) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court case, this amount will either be slightly modified, released back to the company or paid over to the Belgian State.

On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission can appeal the judgment of the General Court.

Antitrust Matters

European Commission Antitrust Investigation

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, we made a provision of USD 230 million.

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

Ambev and Its Subsidiaries

Tax Matters

In the past, Ambev has been subject to various tax assessments, as detailed below. In 2017, Ambev decided to participate in the Federal Tax Amnesty Program established by Provisional Measure No. 783/2017, converted into Law No. 13,496/2017 (“PERT 2017”), undertaking to pay tax assessments that were in dispute under administrative or judicial level, including debts from its subsidiaries, in the total amount of R$3.5 billion (USD 1.1 billion) (already considering discounts established by the program). The total amount paid in 2017 was approximately R$1.0 billion (USD 0.3 billion) and the balance will be paid in 145 monthly installments, with interest, starting in January 2018. All installments due from Ambev up to date have been paid by the company.

ICMS Value-Added Tax, Imposto sobre Produtos Industrializados Excise Tax and Taxes on Net Sales

In 2013, 2014 and 2015, Ambev received tax assessments issued by the States of Pará and Piauí to pay a Imposto Sobre Operações Relativas à Circulação de Mercadorias e Servicos de Transporte Interestadual dè Intermunicipal e de Comunicações (“ICMS”) value-added tax allegedly due with respect to unconditional discounts granted by Ambev. The tax assessments are being challenged at both the administrative and judicial levels of the Brazilian courts. Ambev management estimates the amount involved in these proceedings to be approximately R$0.6 billion (USD 0.2 billion) as of 31 December 2018, which is classified as a possible loss and, therefore, for which no provision has been made.

Goods manufactured within the Manaus Free Trade Zone (“ZFM”) intended for remittance elsewhere in Brazil are exempt from the Brazilian Imposto Sobre Produtos Industrializados (“IPI”) excise tax. Ambev has been registering IPI (excise tax) presumed credits upon the acquisition of exempted inputs manufactured in the ZFM. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian federal tax authorities relating to the disallowance of such presumed tax credits, which are under discussion before the Brazilian Supreme Court (Supremo Tribunal Federal), with a trial expected for April 2019. Ambev management estimates the possible losses in relation to these assessments to be R$3.8 billion (USD 1.0 billion) as of 31 December 2018. Ambev has not recorded any provision in connection with these assessments.

In addition, over the years, Ambev has received tax assessments from the Brazilian federal tax authorities charging federal taxes that they considered unduly offset with the disallowed IPI excise tax credits which are under discussion in the above-mentioned proceedings. Ambev is currently challenging those charges in the courts. Ambev management estimates the possible losses related to these assessments to be approximately R$1.1 billion (USD 0.3 billion) as of 31 December 2018. Ambev has not recorded any provision in connection with these assessments.

In 2014 and 2015, Ambev received tax assessments from the Brazilian federal tax authorities relating to IPI excise tax, allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. Ambev management estimates the possible losses related to these assessments to be approximately R$1.6 billion (USD 0.4 billion) as of 31 December 2018. Ambev has not recorded any provision in connection with these assessments.

Over the years, Ambev has received tax assessments relating to alleged ICMS value-added tax differences that some Brazilian states consider due in the tax substitution system in cases where the price of products sold by Ambev reached levels close to or above the fixed price table basis established by such states, where the state tax authorities expect that the calculation basis should be based on a value-added percentage over the actual price and not on the fixed table price.

Among other similar cases, the company received three assessments issued by the State of Minas Gerais originally for an amount of R$1.4 billion (USD 0.4 billion). In the first quarter of 2018, the Upper House of the Administrative Tax Court of the State of Minas Gerais ruled against Ambev on these three cases. The State of Minas Gerais has filed judicial claims and Ambev has filed defenses in the judicial courts. In 2018, Ambev also received assessments from the State of Rio de Janeiro in the original amount of R$0.9 billion (USD 0.2 billion) related to the same issue. Ambev is defending against these tax assessments and now awaits the decisions from the relevant administrative courts. Ambev management estimates the amount related to this issue to be approximately R$7.7 billion (USD 2.0 billion) as of 31 December 2018, classified as a possible loss and, therefore, for which Ambev has made no provision. Ambev has recorded provisions in the total amount of R$8 million (USD 2 million) for proceedings where it considers the chances of loss to be probable, considering specific procedural issues.

In 2015, Ambev received a tax assessment issued by the State of Pernambuco to charge ICMS differences due to alleged non-compliance with the state tax incentive agreement (“PRODEPE”). As a result of the modification of Ambev’s monthly reports, state tax authorities decided that Ambev was unable to use the tax incentives. In 2017, Ambev received a favorable decision nullifying the assessment due to formal mistakes committed by the tax auditor. However, in September 2018, Ambev received a new tax assessment for payment of the same disputed amounts. Ambev management estimates the possible losses related to this issue to be approximately R$0.6 billion (USD 0.2 billion) as of 31 December 2018. Ambev has recorded a provision in the total amount of R$3 million (USD 1 million) in relation to one proceeding where it considers the chances of loss to be partially probable.

In addition to the ICMS matters, Ambev is currently challenging tax assessments issued by various Brazilian states, as described below.

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

Since 2007, Ambev had received tax assessments from various states, challenging the legality of tax credits arising from existing tax incentives received by Ambev in other states. Ambev’s management estimates the possible losses related to these assessments to be approximately R$2.1 billion (USD 0.5 billion) as of 31 December 2018 and have not recorded any provisions in connection therewith.

In 2017, Supplementary Law No. 160 was published authorizing the states and the Federal District to revalidate within 180 days the tax benefits allegedly created without the approvals required under Brazilian tax laws and regulations by means of an Interstate Agreement. Under the provisions of the aforementioned Supplementary Law, Confaz Interstate Agreement No. 190 was published on 18 December 2017, allowing the states to republish and reinstall the state tax benefits created up to 8 August 2017. The validation of such tax incentives, however, is not self-applicable and it depends on the fulfillment of certain conditions by the granting state. Ambev’s management believes that the states will be able to comply with such conditions, with the exception of the state of Amazonas, which decided not to be a party to the Interstate Agreement. Ambev will continue to defend its position in these assessments, including those related to the state of Amazonas and those related to the states in which the conditions for validation are not satisfied.

Ambev Profits Generated Abroad

During 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits obtained by its subsidiaries domiciled outside Brazil. In December 2008, the Administrative Tax Court rendered a decision on one of these tax assessments relating to the earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court, which was denied in full in March 2017. In September 2017, Ambev filed a judicial proceeding for an injunction in relation to the tax assessment, which was granted.

In 2016, 2017 and 2018, Ambev received other tax assessments relating to the profits of its foreign subsidiaries. In July and September 2018, the Upper House of the Administrative Court decided two of the tax assessments against Ambev. Ambev has filed a judicial proceeding in one of the cases, where it requested an injunction that was granted. Ambev is considering its potential appeals in the other cases.

In October 2018, the Lower Administrative Court rendered a partially favorable decision in a tax assessment. Ambev is waiting to be notified of the decision in order to analyze potential appeals. The Upper House of the Administrative Court rendered a partially favorable decision to Ambev in one assessment and, in another, rendered an unfavorable decision to Ambev. Currently, Ambev is waiting to be notified of the decisions in order to analyze the applicable appeals.

As of 31 December 2018, Ambev management estimates the possible losses in relation to these assessments to be approximately R$7.7 billion (USD 2.0 billion) and, therefore, has not recorded any provision in connection therewith. Ambev has recorded provisions in the total amount of R$46 million (USD 12 million) for proceedings where it considers the chance of loss to be probable.

Brazilian Income Tax – Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carryforwards arising in the context of business combinations. In February 2016, the Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter. In both cases, the decision was unfavorable to Ambev and Ambev promptly filed a judicial proceeding. In September 2016, Ambev received a favorable first-level decision in one of the judicial claims. In March 2017, Ambev received an unfavorable first-level decision on the second judicial case and filed an appeal to the judicial court. Both cases are awaiting decisions from the judicial courts. Ambev has also other cases at the administrative level which are pending final decision. Ambev management estimates the total exposures of possible losses in relation to these assessments to be R$0.5 billion (USD 0.1 billion) as of 31 December 2018. Ambev has not recorded any provision in connection with these disputes.

Special Goodwill Reserve

In December 2011, Ambev received a tax assessment from the Brazilian federal tax authorities related to the goodwill amortization resulting from InBev Brasil’s merger with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The final decision rendered by the Lower Administrative Court was a partially favorable decision to Ambev. As a result, Ambev filed a judicial proceeding to discuss the unfavorable part of the decision, pursuant to which Ambev was rewarded an injunction. The remaining favorable result will be reexamined by the Administrative Upper Court.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization from 2011 to 2013, related to InBev Brasil’s merger with Ambev. In March 2017, Ambev was notified of a partially favorable first-level administrative decision and filed an appeal to the Lower Administrative Court. In May 2018, Ambev received a partially favorable decision at the Lower Administrative Court and is currently waiting to be formally notified of the decision in order to analyze the applicable appeals. Ambev has not recorded any provisions for this matter and its management estimates possible losses in relation to this assessment to be approximately R$9.3 billion (USD 2.4 billion) as of 31 December 2018. In the event that Ambev is required to pay these amounts, we will reimburse Ambev in the amount proportional to the benefit received by us pursuant to the merger protocol, as well as related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. After submission of a motion to clarify from Ambev, the unfavorable decision was confirmed and Ambev filed an appeal to the Lower Administrative Court. In November 2018, Ambev received a partially favorable decision at the Lower Administrative Court, which it is awaiting formal notification of in order to analyze the applicable appeals. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization, and filed defenses that are currently pending review by the first-level administrative court. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$2.1 billion (USD 0.5 billion) as of 31 December 2018. Ambev has not recorded any provision in connection with this assessment.

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. In November 2018, Ambev received an unfavorable decision from the first-level administrative court and filed an appeal to the Lower Administrative Court, which is currently pending review. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.1 billion (USD 0.3 billion) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

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

In December 2015 and December 2016, Ambev also received two new tax assessments related to the same matter, to which it presented defenses that are currently awaiting review by the first-level administrative court. Ambev estimates its exposure to possible losses in relation to these assessments to be approximately R$4.6 billion (USD 1.2 billion) as of 31 December 2018. Ambev has not recorded any provision in connection with these assessments.

Disallowance of Taxes Paid Abroad

Since 2014, Ambev has received tax assessments from the Brazilian federal tax authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Tax Court is still pending. In September 2017, Ambev decided to include part of those tax assessments in the Brazilian Federal Tax Regularization Program of Provisional Measure No. 783. In June 2018, Ambev was notified of a favorable decision from the first-level administrative court, cancelling four of these assessments from 2015 and 2016. In August and September 2018, however, the Brazilian Federal Revenue Service issued new decisions reestablishing these assessments and issued new tax assessments. As of 31 December 2018, Ambev management estimated the exposure of approximately R$9.5 billion (USD 2.5 billion) as a possible risk, and accordingly Ambev has not recorded a provision for such amount.

Presumed Profit

In April 2016, Arosuco, a subsidiary of Ambev, received a tax assessment regarding the use of the presumed profit method for the calculation of income tax and the social contribution on net profit instead of the real profit method. In September 2017, Arosuco received an unfavorable first-level administrative decision, and filed an appeal to the Lower Administrative Court. In January 2019, the case was reviewed by the Lower Administrative Court, which ruled favorably to Ambev. Ambev is awaiting formal notification of the decision in order to analyze its content and any applicable legal motions or appeals. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately R$0.6 billion (USD 0.2 billion) as of 31 December 2018. Arosuco has not recorded any provision in connection therewith.

Social Contributions

Ambev has received a number of tax assessments issued by the Brazilian federal tax authorities relating to amounts allegedly due under Integration Program/Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. The cases are now being discussed at the relevant judicial and administrative courts. In January 2019, three lawsuits relating to the matter were included in a decision from a judgment panel in the Lower Administrative Court. The decision was favorable to Ambev, which is awaiting formal notification to analyze the applicable appeals. Ambev management estimates the possible losses related to these assessments to be approximately R$4.0 billion (USD 1.0 billion) as of 31 December 2018. No related provision has been made.

Labor Matters

Ambev is involved in more than 20,000 labor claims. Most of the labor claims facing Ambev relate to its Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of 31 December 2018, Ambev has made provisions totaling R$114 million (USD 29 million) in connection with the above labor claims involving former, current and outsourced employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

In connection with these labor matters, Ambev is also involved in claims regarding the social charges on payroll. Ambev management estimates the possible losses related to these claims to be approximately R$0.3 billion (USD 0.1 billion) as of 31 December 2018. Ambev has recorded provisions of R$20 million (USD 5 million) for proceedings where it considers the chance of loss to be probable.

Civil Matters

As of 31 December 2018, Ambev was involved in approximately 9,000 civil claims pending, including third-party distributors and product-related claims. Ambev has established provisions totaling R$48 million (USD 12 million) reflecting applicable adjustments, such as accrued interest, as of 31 December 2018 in connection with civil claims.

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

Ambev has knowledge of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. One of these cases was settled. Two of them were ruled favorably to Ambev by the appellate court of the State of São Paulo. Both decisions were confirmed by the Superior Court of Justice. The plaintiffs have appealed to the Special Court of the Superior Court of Justice with requests for reconsideration based on conflicting precedent and such appeals are pending. Of the four other claims, Ambev received a favorable ruling in one claim by a first level court in Rio de Janeiro, and the appellate court of the state of Rio de Janeiro ruled against Ambev in another three claims. Ambev has appealed to the Brazilian Superior Court of Justice with respect to the final decisions issued by the appellate court of the State of Rio de Janeiro. In 2016, Ambev received a favorable ruling in one such appeal, to which the plaintiffs filed a further appeal, which is currently pending judgment. During 2017, the Superior Court of Justice ruled on two of the appeals in Ambev’s favor, and the plaintiffs also filed appeals against the decisions. These three cases, ruled favorably to us, are pending final judgment. In November 2017, the Federal Public Prosecutor filed a motion favorable to Ambev’s position in one of the cases. The remaining appeals are still pending judgment by the Superior Court of Justice.

In the event the plaintiffs prevail in the above six pending proceedings, Ambev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they were issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. Ambev believes that the warrants that are the object of those six proceedings represented, on 31 December 2018, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should the claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$0.9 billion (USD 0.2 billion) as of 31 December 2018.

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

Lawsuit against the Brazilian Beer Industry

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (USD 0.7 billion) (of which approximately R$2.1 billion (USD 0.5 billion) are claimed against Ambev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, cause damage to society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 0.7 billion), therefore doubling the initial amount involved. The court has admitted the association as joint plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the lower court judge, who denied all claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office has appealed to the Federal Court, but Ambev believes, based on management assessments, that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim.

Class Action Canada (Brewers Retail Inc. Litigation)

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS; and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding CAD $1.4 billion (USD 1.0 billion), as well as punitive, exemplary and aggravated damages of CAD $5 million (USD 4 million) and changes/repeals of the affected legislation. Ambev has not recorded any provision in connection therewith. In March 2018, the court granted summary judgment and dismissed the class claims. The plaintiffs have appealed. The hearing before the Court of Appeals took place on 28 and 29 January 2019, and judgment is expected in the second quarter of 2019.

Anheuser-Busch Companies

Tax Matters

In early 2014, Anheuser-Busch InBev Worldwide Inc., an indirectly wholly owned subsidiary of Anheuser-Busch InBev SA/NV, received a net proposed tax assessment from the U.S. Internal Revenue Service (“IRS”) of USD 306 million, predominately involving certain intercompany transactions related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of USD 130 million for tax years 2010 and 2011. Anheuser-Busch InBev Worldwide Inc. has reached a settlement with the IRS for the 2008 to 2011 tax years for approximately USD 300 million that includes federal tax and interest, and associated state tax and interest.

Dividend Policy

Our current dividend policy is to declare a dividend representing in aggregate at least 25% of our consolidated profit attributable to our equity holders, excluding exceptional items, such as restructuring charges, gains or losses on business disposals and impairment charges, subject to applicable legal provisions relating to distributable profit.

The dividends are approved by our annual shareholders’ meeting and are paid on the dates and at the places appointed by our Board. Our Board may pay an interim dividend in accordance with the provisions of the Belgian Companies Code. Any dividends are paid on the dates and at the places communicated by the Board of Directors.

The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per share (in EUR)	Gross amount of dividend per share (in USD)	Payment date(s)
2018	2,019,241,973	0.80	0.91	29 November 2018
2017	2,019,241,973	2.00	2.44	3 May 2018
2017	2,019,241,973	1.60	1.89	16 November 2017
2016	2,019,241,973	2.00	2.11	4 May 2017
2016	2,019,241,973	1.60	1.75	17 November 2016
2015	1,608,242,156	2.00	2.20	3 May 2016
2015	1,608,242,156	1.60	1.75	16 November 2015
2014	1,608,242,156	2.00	2.27	6 May 2015
2014	1,608,242,156	1.00	1.25	14 November 2014
2013	1,607,844,590	1.45	2.00	8 May 2014
2013	1,607,844,590	0.60	0.83	18 November 2013
2012	1,606,787,543	1.70	2.24	2 May 2013
2011	1,606,071,789	1.20	1.55	3 May 2012
2010	1,605,183,954	0.80	1.07	2 May 2011
2009	1,604,301,123	0.38	0.55	3 May 2010

B. SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

A. THE OFFER AND LISTING

Principal Equity Markets

We are a publicly traded company, with our primary listing on Euronext Brussels under the symbol “ABI.” We also have secondary listings on the Johannesburg Stock Exchange under the symbol “ANH” and the Mexican Stock Exchange under the symbol “ANB.” ADSs representing rights to receive our Ordinary Shares are listed and trade on the NYSE under the symbol “BUD.”

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

Euronext Brussels

Euronext Brussels is a subsidiary of Euronext N.V. and holds a license as a Belgian market operator under the Belgian Act of 2 August 2002. Pursuant to this legislation, the FSMA is responsible for disciplinary powers against members and issuers, control of sensitive information, supervision of markets, and investigative powers. Euronext Brussels is responsible for the organization of the markets and the admission, suspension and exclusion of members, and has been appointed by law as the “competent authority” within the meaning of the Listing Directive (Directive 2001/34/EC of 28 May 2001 of the European Parliament, as amended).

Euronext is the leading pan-European exchange in the Eurozone, covering Belgium, France, Ireland, the Netherlands, Portugal and the UK. With 1,300 listed issuers worth €3.9 trillion in market capitalization as of end September 2018, Euronext is an unmatched blue chip franchise that has 24 issuers in the Morningstar® Eurozone 50 IndexSM and a strong diverse domestic and international client base. Euronext operates regulated and transparent equity and derivatives markets and is the largest center for debt and funds listings in the world. Its total product offering includes Equities, Exchange Traded Funds, Warrants & Certificates, Bonds, Derivatives, Commodities and Indices. Euronext also leverages its expertise in running markets by providing technology and managed services to third parties. In addition to its main regulated market, Euronext also operates Euronext GrowthTM and Euronext AccessTM, simplifying access to listing for SMEs.

Trading Platform and Market Structure. Euronext operates six securities markets in Amsterdam, Brussels, Dublin, Lisbon, London and Paris as well as four derivatives markets in Amsterdam, Brussels, Lisbon and Paris, all of which are subject to the Markets in Financial Instruments Directive (Directive 2004/39/EC of 21 April 2004 of the European Parliament, as amended). Trading on Euronext is governed both by a single harmonized rulebook for trading on each of Euronext’s markets and by non-harmonized Euronext Rulebooks containing a few local exchange-specific rules. Euronext’s trading rules provide for an order-driven market using an open electronic central order book for each traded security, various order types and automatic order matching and a guarantee of full anonymity both for orders and trades.

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

With respect to the shares acquired by us as a result of the merger between us and former AB InBev, our Board shall be entitled to dispose of such shares only in connection with (i) any share delivery obligations undertaken by former AB InBev prior to 11 November 2015, (ii) any stock option plans or other compensation plans (including the former SAB’s Zenzele Scheme) or (iii) any stock lending agreement or similar arrangement in respect of which we used our own shares for the purposes set out in items (i) and (ii).

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

Right to Request Items Be Added to the Agenda and to Ask Questions at the Shareholders’ Meeting

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

If, as a result of losses incurred, the ratio of our net assets to share capital is less than 25%, the same procedure must be followed; provided, however, that in this instance, shareholders representing 25% of the votes validly cast at the relevant shareholders’ meeting can decide to dissolve the company. If the amount of our net assets has dropped below EUR 61,500 (the minimum amount of share capital of a Belgian limited liability company (société anonyme / naamloze vennootschap)), any interested party is entitled to request the competent court to dissolve the company. The court can order the dissolution of the company or grant a grace period within which we may remedy the situation.

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

We agreed to provide certain transition services to Molson Coors, including producing certain Miller branded products in specified countries outside the U.S. for three years. We also agreed to enter into amendments to certain existing agreements between SAB and its affiliates and MillerCoors in respect of the license and/or supply of certain brands owned by SAB and distributed by MillerCoors in the U.S. and Puerto Rico, including granting perpetual licenses to such brands to MillerCoors and committing to supply product to MillerCoors under those brands for three years (plus two one-year extensions at Molson Coors’ election).

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

The consent decree will expire on 20 July 2026 (ten (10) years after the U.S. Department of Justice filed its complaint); however, the consent decree may be terminated at any time after 22 October 2023 upon notice by the U.S. Department of Justice to the court that continuation of the consent decree is no longer necessary or in the public interest. Our compliance with the consent decree is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. The terms of the consent decree are reflected in the modified final judgment which is filed as Exhibit 4.28 to this Form 20-F.

Revolving Facility

As of 31 December 2018, we have fully repaid our obligations under the Revolving Facility (as defined below), and USD 9.0 billion remains available to be drawn.

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

The 2010 Senior Facilities Agreement is filed as Exhibit 4.1 to this Form 20-F.

The Revolving Facility contains customary representations and warranties, covenants and events of default. Among other things, an event of default is triggered if either a default or an event of default occurs under any of our or our subsidiaries’ financial indebtedness. The obligations of the borrowers under the 2010 Senior Facilities Agreement are jointly and severally guaranteed by the other borrowers, ABIFI, Anheuser-Busch Companies, LLC, and Brandbev S.à.R.L.

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

Belgian Tax on Securities Accounts

Non-resident individuals may be taxed at a rate of 0.15% on their share in the average value of qualifying financial instruments (such as shares, bonds, certain other type of debt instruments, units of undertakings for collective investment, warrants) held on one or more securities accounts with one or more financial intermediaries during a reference period of 12 consecutive months starting on 1 October and ending on 30 September of the subsequent year. However, the first reference period started as of the day following the publication of the law in the Belgian State Gazette (9 March 2018) and end on 30 September 2018 (“Tax on Securities Accounts”).

No Tax on Securities Accounts is due provided the holder’s share in the average value of the qualifying financial instruments on those accounts amounts to less than EUR 500,000. If, however, the holder’s share in the average value of the qualifying financial instruments on those accounts amounts to EUR 500,000 or more, the Tax on Securities Accounts is due on the entire share of the holder in the average value of the qualifying financial instruments on those accounts (and hence, not only on the part which exceeds the EUR 500,000 threshold).

Qualifying financial instruments held by non-resident individuals only fall within the scope of the Tax on Securities Accounts provided they are held on securities accounts with a financial intermediary established or located in Belgium.

A financial intermediary is defined as (i) a credit institution or a stockbroking firm as defined by Article 1, §2 and §3 of the Law of 25 April 2014 on the legal status and supervision of credit institutions and stockbroking firms and (ii) the investment companies as defined by Article 3, §1 of the Law of 25 October 2016 on access to the activity of investment services and on the legal status and supervision of portfolio management and investment advice companies, which are pursuant to national law admitted to hold financial instruments for the account of customers.

The Tax on Securities Accounts is in principle due by the financial intermediary established or located in Belgium if (i) the holder’s share in the average value of the qualifying financial instruments held on one or more securities accounts with said intermediary amounts to EUR 500,000 or more or (ii) the holder instructed the financial intermediary to levy the Tax on Securities Accounts due (e.g., in case such holder holds qualifying financial instruments on several securities accounts held with multiple intermediaries of which the average value of each of these accounts do not amount to EUR 500,000 or more but of which the holder’s share in the total average value of these accounts exceeds EUR 500,000). Otherwise, the Tax on Securities Accounts must be declared and is due by the holder itself, unless the holder provides evidence that the Tax on Securities Accounts has already been withheld, declared and paid by an intermediary which is not established or located in Belgium. In that respect, intermediaries located or established outside of Belgium can appoint a Tax on the Securities Accounts representative in Belgium, subject to certain conditions and formalities (“Tax on the Securities Accounts Representative”). Such a Tax on the Securities Accounts Representative is then liable towards the Belgian Treasury for the Tax on the Securities Accounts due and for complying with certain reporting obligations in that respect.

Non-resident individuals need to report in their annual Belgian non-resident income tax return their various securities accounts held with one or more financial intermediaries established or located in Belgium of which they are considered as a holder within the meaning of the Tax on Securities Accounts.

Prospective investors are strongly advised to seek their own professional advice in relation to the Tax on Securities Accounts.

U.S. Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of shares or ADSs. It applies to you only if you are a U.S. holder, as described below, and you hold your shares or ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds our shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you hold our shares or ADSs as a partner in a partnership, you should consult your tax adviser with regard to the United States federal income tax treatment of an investment in our shares or ADSs.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are, for United States federal income tax purposes:

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

The tax treatment of your shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or “PFIC,” for United States federal income tax purposes. Except as discussed below under “—PFIC Rules,” this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

Taxation of Distributions

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold our shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, we are eligible for the benefits of the Treaty. We believe that we are currently eligible for the benefits of the Treaty and we therefore expect that dividends on the ordinary shares or ADSs will be qualified dividend income, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty.

You must include any Belgian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive, in the case of shares, or the depositary receives, in the case of ADSs, the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If the dividend is paid in euro, the amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the Belgian tax withheld in accordance with the Treaty and paid over to Belgium will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under Belgian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. In addition, if you are eligible under the Treaty for a lower rate of Belgian withholding tax on a distribution with respect to the shares or ADSs, yet you do not claim such lower rate and, as a result, you are subject to a greater Belgian withholding tax on the distribution than you could have obtained by claiming benefits under the Treaty, such additional Belgian withholding tax would likely not be eligible for credit against your United States federal income tax liability.

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you.

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

PFIC Rules

We believe that our shares and ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. A company is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were to be treated as a PFIC and you are a U.S. holder, unless you make an effective “qualified electing fund” (“QEF”) election, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, unless you effectively elect to be taxed annually on a mark-to-market basis with respect to your shares or ADSs, you would be treated as if you had realized such gain and certain excess distributions ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC or are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The QEF election is conditioned upon our furnishing you annually with certain tax information. We may not take the action necessary for a U.S. shareholder to make a QEF election in the event our company is determined to be a PFIC.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

You may read and copy any reports or other information that we file through the Electronic Data Gathering, Analysis and Retrieval system through the SEC’s website on the Internet at http://www.sec.gov.

We also make available on our website, free of charge, our annual reports on Form 20-F, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is http://www.ab-inbev.com. The information on our website is not incorporated by reference in this document.

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 26 April 2017 has been filed as Exhibit 1.1 to this Form 20-F, and is also available on our website under https://www.ab-inbev.com/investors/corporate-governance.html.

In accordance with Belgian law, we must prepare audited annual statutory and consolidated financial statements. The audited annual statutory and consolidated financial statements and the reports of our Board and statutory auditor relating thereto are filed with the Belgian National Bank, where they are available to the public. Furthermore, as a listed company, we publish an annual announcement preceding the publication of our annual financial report (which includes the audited annual financial statements, the report of our Board and the statutory auditor’s report). In addition, we publish interim management statements. Copies of these documents are available on our website under https://www.ab-inbev.com/investors.html.

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

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

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

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, our policy is to hedge operational transactions which are reasonably expected to occur (e.g., cost of goods sold and selling, general and administrative expenses) within the forecast period determined in the financial risk management policy. Operational transactions that are certain are hedged without any limitation in time. Non-operational transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are certain.

As of 31 December 2018, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2019 for the most important currency pairs such as USD/Brazilian real, USD/Mexican peso and USD/Argentine peso. Some exposures in certain countries had been either mostly or partially covered due to the fact that hedging can be limited in such countries as the local foreign exchange market prevents us from hedging at a reasonable cost. Open positions can also be the result of our risk management policy.

We have performed analyses in relation to our foreign currency transaction exposures using a currency sensitivity model that identified varying ranges of possible closing rates for 2018, factoring in the possible volatility in those exchange rates (see note 29 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018). Based on such analysis, we estimate that if certain currencies had weakened or strengthened against the U.S. dollar or euro during 2018, our 2018 profit before taxes would have been USD 76 million higher or lower, respectively, while the pre-tax translation reserves in equity would have been USD 587 million higher or lower, respectively.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2018, after certain hedging and fair value adjustments, USD 7 billion, or 1.8%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed sensitivity analyses in relation to our interest-bearing financial liabilities and assets that bear a variable rate of interest, factoring in a range of possible volatilities in the different markets where we hold such instruments (see note 29 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018). We have estimated that a change in market interest rates based on the range of volatilities considered in our analysis could have impacted our 2018 interest expense by plus or minus USD 8 million in relation to our floating rate debt. Such increase or decrease would be more than offset by a USD 60 million decrease or increase in interest income on our interest-bearing financial assets.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

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

As of 31 December 2018, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value
Commodities	<1 year	1-5 years	>5 years	Total
Aluminum swaps	1,597	73	—	1,670	(149)
Other commodity derivatives	1,241	32	—	1,273	(20)

Note:

(1)	These hedges are designated in a cash flow hedge accounting relationship in accordance with IFRS 9.

See note 29 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for a fuller quantitative and qualitative discussion on the commodity risks that we are subject to, and our policies with respect to managing those risks.

Equity Price Risk

We entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in our shares could negatively impact future cash flows related to the share-based payments. Furthermore, we entered into a series of derivative contracts to hedge the deferred share instrument related to the Grupo Modelo combination (see also notes 11 and 23 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018) and some share-based payments in connection with the acquisition of SAB. Most of these derivative instruments could not qualify for hedge accounting; therefore, they have not been designated in any hedging relationships.

As of 31 December 2018, an exposure for an equivalent of 92.4 million of our shares was hedged, resulting in a total loss of USD 3.5 billion recognized in the profit or loss account for the period, of which USD 1.8 billion related to our share-based payment programs, and USD 873 million and USD 849 million related to the Grupo Modelo and SAB acquisitions, respectively.

The sensitivity analysis on the share-based payments hedging program, calculated based on a 22.03% reasonable possible volatility of our share price, and with all the other variables held constant, would show USD 1,345 million positive/negative impact on our 2018 profit before tax. Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2018.

Other Risks

See note 29 to our audited consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Upon completion of the combination with SAB, we assumed the rights and obligations of former AB InBev under its Amended and Restated Deposit Agreement, dated 23 March 2018, as amended from time to time, among former AB InBev, The Bank of New York Mellon, as depositary, and the owners and holders of ADSs from time to time under the Deposit Agreement, and the former AB InBev ADSs thereby became new AB InBev ADSs. As used in this section headed “—American Depositary Shares,” all references to the “depositary” are references to The Bank of New York Mellon in its capacity as depositary under the Deposit Agreement, and all references to the “custodian” are to the principal Brussels office of ING Belgium SA/NV in its capacity as custodian under the Deposit Agreement as appointed by the depositary.

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

Uncertificated ADSs may be registered on the books of the depositary in electronic book-entry form by means of the Direct Registration System (“DRS”) operated by The Depository Trust Company (“DTC”). Periodic statements will be mailed to our ADS holders that reflect their ownership interest in such ADSs. Alternatively, under the Deposit Agreement, our ADSs may be certificated by ADRs delivered by the depositary to evidence the ADSs. Unless otherwise specified in this description, references to “ADSs” include (i) our uncertificated ADSs, the ownership of which will be evidenced by periodic statements ADS holders will receive, and (ii) our certificated ADSs evidenced by our ADRs.

The depositary’s office is located at 240 Greenwich Street, New York, New York 10286, United States. Because the depositary or its nominee actually holds the underlying Ordinary Shares, ADS holders generally receive the benefit from such underlying AB InBev Ordinary Shares through the depositary. ADS holders must rely on the depositary to exercise the rights of a shareholder on their behalf, including the voting of the Ordinary Shares represented by the ADSs. If a person becomes an owner of our ADSs, it will become a party to the Deposit Agreement and therefore will be bound by its terms and by the terms of the ADSs and the ADRs. The Deposit Agreement specifies the rights and obligations of AB InBev, the ADS holders’ rights and obligations as owners of ADSs and the rights and obligations of the depositary. The Deposit Agreement, the ADSs and the ADRs will be governed by New York law. However, the underlying Ordinary Shares will continue to be governed by Belgian law, which may be different from New York law.

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one share (or a right to receive one share) deposited with the principal Brussels office of ING Belgium SA/NV, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286, United States. The Bank of New York Mellon’s principal executive office is located at 240 Greenwich Street, New York, New York 10286, United States.

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

Fees and Expenses Payable by Holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:

No more than $5.00 per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

No more than the greater of (a) $0.02 per ADS and (b) 10% of the dividend or cash distribution amount per ADS	Any dividend or cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities by the depositary to ADS holders

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Telex or facsimile charges provided for in the deposit agreement	Expenses for depositary services

Any unavoidable charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Fees Payable by the Depositary

For the year ended 31 December 2018, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties, in connection with the ADS program for a total sum of USD 17,843,310.53.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses(1)	17,843,310.53

Total	17,843,310.53

Note:

(1)	This includes both direct payments to AB InBev as well as The Bank of New York Mellon invoices that have been offset with revenue sharing balance.

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2018.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Standard out-of-pocket maintenance costs	129,925.00
Total	129,925.00

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial & Solutions Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2018. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2018, the Chief Executive Officer and Chief Financial and Solutions Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial & Solutions Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the Chief Executive Officer and Chief Financial and Solutions Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2018 was effective.

The effectiveness of internal control over financial reporting as of 31 December 2018 has been audited by Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL, our independent registered public accounting firm, as represented by Joël Brehmen. Their audit report and their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

Changes in Internal Control over Financial Reporting

During the period covered by this Form 20-F, there were no changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL acted as our independent auditor for the fiscal years ended 31 December 2018 and 2017. The table below sets forth the total amount billed to us by Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL for services performed in 2018 and 2017, respectively, and breaks down these amounts by category of service:2

	2018	2017
	(USD thousand)
Audit Fees	8,685	8,905
Audit-Related Fees	296	412
Tax Fees	1,041	1,593
All Other Fees	—	—

Total	10,022	10,910

[2]	Final figures pending confirmation.

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

Over the last two years, audit-related services were mainly incurred in relation to services in connection with rights and bonds issuances.

Tax Fees

Tax fees in 2018 were primarily related to advisory services. In 2017, the majority of our tax fees related to advisory services.

All Other Fees

There were no other fees in 2018 and 2017.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

The advance approval of the Chair of the Audit Committee is required for all audit and non-audit services provided by our auditors and was obtained for all such services provided in 2017 and 2018.

Our auditors and management report, on a quarterly basis, to the Audit Committee regarding the extent of the services provided and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
	(number of shares)	(USD)	(number of shares)	(USD million)
1 January 2018 – 31 January 2018	—	—	—	—
1 February 2018 – 28 February 2018	—	—	—	—
1 March 2018 – 31 March 2018	—	—	—	—

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
	(number of shares)	(USD)	(number of shares)	(USD million)
1 April 2018 – 30 April 2018	—	—	—	—
1 May 2018 – 31 May 2018	—	—	—	—
1 June 2018 – 30 June 2018	—	—	—	—
1 July 2018 – 31 July 2018	—	—	—	—
1 August 2018 – 31 August 2018	—	—	—	—
1 September 2018 – 30 September 2018	—	—	—	—
1 October 2018 – 31 October 2018	—	—	—	—
1 November 2018 – 30 November 2018	—	—	—	—
1 December 2018 – 31 December 2018	—	—	—	—
Total	—	—	—	—

Note:

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

In accordance with Belgian Company Law, Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL was appointed to act as our independent registered accounting firm for a three-year period to audit our consolidated financial statements for the fiscal years ending 31 December 2018, 31 December 2017 and 31 December 2016. In 2018, we invited auditing firms to submit engagement proposals for their services for the next three-year period, covering the years ending 31 December 2019, 31 December 2020 and 31 December 2021, following the expiration of Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL’s statutory audit mandate. On 27 February 2019, our Audit Committee approved the recommendation to our 2018 general shareholders meeting of the engagement of PwC Bedrijfsrevisoren bcvba to act as our independent registered public accounting firm for our financial periods beginning as of 1 January 2019. As a result, following completion of the audit of our financial statements as of and for the year ended 31 December 2018 and the audit of the effectiveness of internal control over financial reporting as of 31 December 2018, PwC Bedrijfsrevisoren bcvba will become our independent registered accounting firm, subject to approval by shareholders at our general shareholders meeting scheduled for 24 April 2019.

Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL’s reports on our consolidated financial statements for the two-year period ended 31 December 2018 did not contain an adverse opinion or disclaimer of opinion or report, nor was any report qualified or modified as to uncertainty, audit scope or accounting principles.

During our two most recent fiscal years, there were no disagreements with Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL, would have caused Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL to make a reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL with a copy of the foregoing disclosure, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosures. A copy of this letter is filed as Exhibit 16.1 to this Form 20-F.

We did not consult PwC Bedrijfsrevisoren bcvba during our two most recent fiscal years or any subsequent interim period regarding (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

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

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need to be independent. As of 31 December 2018, our Board of Directors comprised three independent directors and twelve directors deemed not to be “independent” under the NYSE listing standards as a result of Belgian law independence determinations, none of which serve as part of our management. Of these twelve directors, nine are considered non-independent solely because they serve as directors of our controlling shareholder, the Stichting, and three are considered non-independent because of their relationships with Altria and BEVCO, the two largest holders of Restricted Shares.

The NYSE rules further require that the audit, nominating and compensation committees of a listed U.S. company be composed entirely of independent directors, including that there be a minimum of three members on the audit committee. The Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. As of 1 January 2019, all four voting members of our Audit Committee are independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934. However, one of the four directors on our Audit Committee, four of the five directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As the Audit Committee, Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

We consider that the terms of reference of our board committees are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. The audit report of Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19.	EXHIBITS

1.1*	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 26 April 2017 (English-language translation) (incorporated by reference to Exhibit 3.1 to Form F-4 filed by Anheuser-Busch InBev SA/NV on 30 June 2017).

2.1*	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by former AB InBev on 3 December 2009).

2.2*	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by former AB InBev on 3 December 2009).

2.3*	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by former AB InBev on 13 April 2011).

2.4*	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by former AB InBev on 7 October 2011).

2.5*	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by former AB InBev on 21 December 2012).

2.6*	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.5 to Form 20-F filed by former AB InBev on 25 March 2013).

2.7*	Indenture, dated as of 25 January 2016, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.7 to Form 20-F filed by former AB InBev on 14 March 2016).

2.8*	Indenture, dated as of 16 December 2016, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.8 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 22 March 2017).

2.9*	Indenture, dated as of 15 May 2017, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 15 May 2017).

2.10*	Indenture, dated as of 4 April 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 4 April 2018).

2.11*	Amended and Restated Deposit Agreement, by and among Anheuser-Busch InBev SA/NV and The Bank of New York Mellon, as Depositary and Owners and Holders of American Depositary Shares, dated as of 23 March 2018 (incorporated by reference to Exhibit 4.2 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 14 September 2018).

2.12*	Indenture, dated as of 13 November 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser Busch Companies, LLC, Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A. and Cobrew NV/SA and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 14 November 2018).

2.13*	Seventh Supplemental Indenture, dated as of 23 January 2019, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 23 January 2019).

3.1*	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective 1 November 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by former AB InBev on 9 March 2016).

3.2*	Amended and Restated New Shareholders’ Agreement, dated 11 April 2016, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.37 to Schedule 13D filed by former AB InBev on 19 April 2016).

3.3*	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated 8 October 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser-Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on 2 November 2016).

4.1*	2010 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc., dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by former AB InBev on 15 April 2010). †

4.2*	Letter of Amendment dated 23 June 2011, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by former AB InBev on 13 April 2012).†

4.3*	Letter of Amendment dated 20 August 2013, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.3 to Form 20-F filed by former AB InBev on 24 March 2015).

4.4*	Amendment and Restatement Agreement dated 28 August 2015, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.4 to Form 20-F filed by former AB InBev on 14 March 2016).

4.5*	Letter of Amendment dated 26 October 2017, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.5 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 19 March 2018).

4.6*	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by former AB InBev on 4 February 2011).

4.7*	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by former AB InBev on 4 February 2011).

4.8*	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.9*	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.10*	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.11*	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-221808) filed on 11 November 2017).

4.12*	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.13*	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.14*	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.15*	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.16*	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.17*	2020 Dream Incentive Plan (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.18*	Final Judgment of the United States District Court for the District of Columbia, entered into on 21 October 2013, outlining the Grupo Modelo settlement (incorporated by reference to Exhibit 4.18 to Form 20-F filed by former AB InBev on 25 March 2014).

4.22*	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 99.5 to former AB InBev’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.23*	Purchase Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.7 to Form 6-K filed by former AB InBev on 12 November 2015).‡

4.24*	Amendment No. 1 to Purchase Agreement, dated as of 25 March 2016, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 10.4 to Form F-4 (File No. 333-213328) filed by Anheuser-Busch InBev SA/NV on 26 August 2016).

4.25*	Amendment No. 2 to Purchase Agreement, dated as of 3 October 2016, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.2 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 12 October 2016).

4.26*	Information Rights Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 4.26 to Form 20-F filed by AB InBev on 22 March 2016).

4.27*	Registration Rights Agreement, dated as of 10 October 2016, among Anheuser-Busch InBev SA/NV and the Holders as defined therein (incorporated by reference to Exhibit 4.27 to Form 20-F filed by AB InBev on 22 March 2016).

4.28	Modified Judgment of the United States District Court for the District of Columbia, dated as of 22 October 2018, relating to the combination with SAB.

4.29*	Gap Long-Term Incentive Plan for SABMiller Employees (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-221808) filed on 11 November 2017).

4.30*	Five-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.31*	Ten-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

6.1	Description of earnings per share (included in note 23 to our audited consolidated financial statements included in this Form 20-F).

8.1	List of significant subsidiaries (included in note 37 to our audited consolidated financial statements included in this Form 20-F).

11.1*	Anheuser-Busch InBev Code of Dealing, dated as of January 2017 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by AB InBev on 22 March 2016).

11.2*	Anheuser-Busch InBev Code of Business Conduct, dated as of December 2016 (incorporated by reference to Exhibit 11.2 to Form 20-F filed by AB InBev on 22 March 2016).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL.

16.1	Letter from Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL to the SEC, dated 22 March 2019 regarding the change in independent registered public accounting firm.

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase.
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase.

Note:

*	Previously filed.
†	Certain terms are omitted pursuant to a request for confidential treatment.
‡	This filing excludes certain schedules and exhibits, which the Registrant agrees to furnish supplementally to the SEC upon request by the SEC.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anheuser-Busch InBev SA/NV (Registrant)

Date: 22 March 2019	By:	/s/ John Blood
	Name:	John Blood
	Title:	General Counsel and Company Secretary

AB INBEV GROUP AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Anheuser-Busch InBev SA/NV

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Anheuser-Busch InBev SA/NV and subsidiaries (the “Company”) as of 31 December 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 13 March 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Zaventem, Belgium, 13 March 2019

Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL

/s/ Joël Brehmen

We have served as the Company’s auditor since 2016.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Anheuser-Busch InBev SA/NV

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Anheuser-Busch InBev SA/NV and subsidiaries (the “Company”) as of 31 December 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended 31 December 2018, of the Company and our report dated 13 March 2019 expressed an unqualified opinion on those financial statements.

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

Zaventem, Belgium, 13 March 2019

Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL

/s/ Joël Brehmen

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2018	2017	2016
Revenue		54 619	56 444	45 517
Cost of sales		(20 359)	(21 386)	(17 803)

Gross profit		34 259	35 058	27 715
Distribution expenses		(5 770)	(5 876)	(4 543)
Sales and marketing expenses		(7 883)	(8 382)	(7 745)
Administrative expenses		(3 465)	(3 841)	(2 883)
Other operating income/(expenses)	7	680	854	732
Restructuring	8	(385)	(468)	(323)
Acquisition costs business combinations	8	(74)	(155)	(448)
Business and asset disposal	8	(26)	(39)	377
Provision for EU investigation	8	(230)	—	—

Profit from operations		17 106	17 152	12 882
Finance cost	11	(9 168)	(6 885)	(9 382)
Finance income	11	440	378	818

Net finance income/(cost)		(8 729)	(6 507)	(8 564)
Share of result of associates and joint ventures	16	153	430	16

Profit before tax		8 530	11 076	4 334
Income tax expense	12	(2 839)	(1 920)	(1 613)

Profit from continuing operations		5 691	9 155	2 721
Profit from discontinued operations		—	28	48

Profit of the period		5 691	9 183	2 769
Profit from continuing operations attributable to:
Equity holders of AB InBev		4 368	7 968	1 193
Non-controlling interest		1 323	1 187	1 528
Profit of the period attributable to:
Equity holders of AB InBev		4 368	7 996	1 241
Non-controlling interest		1 323	1 187	1 528
Basic earnings per share	23	2.21	4.06	0.72
Diluted earnings per share	23	2.17	3.98	0.71
Basic earnings per share from continuing operations	23	2.21	4.04	0.69
Diluted earnings per share from continuing operations	23	2.17	3.96	0.68

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2018	2017	2016
Profit of the period	5 691	9 183	2 769
Other comprehensive income: items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	99	(37)	(226)

	99	(37)	(226)
Other comprehensive income: items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(7 924)	1 716	(2 918)
Foreign exchange contracts recognized in equity in relation to the SAB combination	—	—	(7 099)
Foreign exchange contracts reclassified from equity in relation to the SAB combination	—	—	8 837
Effective portion of changes in fair value of net investment hedges	114	(542)	(161)
Cash flow hedges recognized in equity	512	(60)	110
Cash flow hedges reclassified from equity to profit or loss	(565)	(36)	(3)

	(7 863)	1 077	(1 234)
Other comprehensive income, net of tax	(7 764)	1 040	(1 460)
Total comprehensive income	(2 073)	10 223	1 309
Attributable to:
Equity holders of AB InBev	(3 005)	8 838	(275)
Non-controlling interest	932	1 385	1 584

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As at Million US dollar	Notes	31 December 2018	31 December 2017
ASSETS
Non-current assets
Property, plant and equipment	13	25 910	27 184
Goodwill	14	133 311	140 940
Intangible assets	15	44 831	45 874
Investments in associates and joint ventures	16	6 136	5 263
Investment securities	17	108	100
Deferred tax assets	18	1 457	1 216
Employee benefits	25	16	22
Income tax receivables		992	708
Derivatives	29	291	25
Trade and other receivables	20	769	834

Total non-current assets		213 822	222 166
Current assets
Investment securities	17	87	1 304
Inventories	19	4 234	4 119
Income tax receivables		457	908
Derivatives	29	16	458
Trade and other receivables	20	6 375	6 566
Cash and cash equivalents	21	7 074	10 472
Assets classified as held for sale	22	39	133

Total current assets		18 281	23 960

Total assets		232 103	246 126
EQUITY AND LIABILITIES
Equity
Issued capital	23	1 736	1 736
Share premium		17 620	17 620
Reserves		19 056	24 835
Retained earnings		26 074	28 394

Equity attributable to equity holders of AB InBev		64 486	72 585
Non-controlling interests	33	7 418	7 635

Total equity		71 904	80 220
Non-current liabilities
Interest-bearing loans and borrowings	24	105 584	108 949
Employee benefits	25	2 681	2 993
Deferred tax liabilities	18	13 165	13 107
Income tax payables		576	732
Derivatives	29	766	937
Trade and other payables	28	1 816	1 462
Provisions	27	1 152	1 515

Total non-current liabilities		125 740	129 695
Current liabilities
Bank overdrafts	21	114	117
Interest-bearing loans and borrowings	24	4 216	7 433
Income tax payables		1 220	1 558
Derivatives	29	5 574	1 457
Trade and other payables	28	22 568	24 762
Provisions	27	766	885

Total current liabilities		34 459	36 211

Total equity and liabilities		232 103	246 126

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total equity
As per 1 January 2016	1 736	17 620	(1 626)	—	1 264	(14 110)	1 304	35 949	42 137	3 582	45 719
Profit	—	—	—	—	—	—	—	1 241	1 241	1 528	2 769
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	(3 265)	—	—	(3 265)	186	(3 079)
Foreign exchange contracts recognized in equity in relation to the SAB combination	—	—	—	—	—	(7 099)	—	—	(7 099)	—	(7 099)
Foreign exchange contracts reclassified from equity in relation to the SAB combination	—	—	—	—	—	8 837	—	—	8 837	—	8 837
Cash flow hedges	—	—	—	—	—	223	—	—	223	(116)	107
Re-measurements of post-employment benefits	—	—	—	—	—	(212)	—	—	(212)	(14)	(226)
Total comprehensive income	—	—	—	—	—	(1 516)	—	1 241	(275)	1 584	1 309
Issuance of restricted shares for SAB ordinary shares	9 528	27 244	—	—	—	—	—	—	36 772	—	36 772
Transfer to reserves[1]	(9 528)	(27 244)	(8 953)	45 726	—	—	—	—	—	—	—
Acquisitions through business combinations[2]	—	—	—	—	—	—	—	—	—	6 201	6 201
Dividends	—	—	—	—	—	—	(92)	(7 041)	(7 133)	(1 347)	(8 480)
Treasury shares	—	—	174	—	—	—	—	(124)	50	—	50
Share-based payments	—	—	—	—	173	—	—	—	173	7	180
Scope and other changes[3]	—	—	1 425	—	—	—	—	(1 812)	(386)	59	(327)

As per 31 December 2016	1 736	17 620	(8 980)	45 726	1 437	(15 626)	1 212	28 214	71 339	10 086	81 425

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2017	1 736	17 620	(8 980)	45 726	1 437	(15 626)	1 212	28 214	71 339	10 086	81 425
Profit of the period	—	—	—	—	—	—	—	7 996	7 996	1 187	9 183
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	1 053	—	—	1 053	121	1 174
Cash flow hedges	—	—	—	—	—	(158)	—	—	(158)	61	(96)
Re-measurements of post-employment benefits	—	—	—	—	—	(53)	—	—	(53)	16	(37)
Total comprehensive income	—	—	—	—	—	842	—	7 996	8 838	1 385	10 223
Dividends	—	—	—	—	—	—	(93)	(7 821)	(7 914)	(1 316)	(9 230)
Treasury shares	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	—	316	—	—	—	316	18	333
Purchase/(sale) of non-controlling interests	—	—	—	—	—	—	—	—	—	(2 401)	(2 401)
Scope and other changes	—	—	—	—	—	—	—	5	5	(137)	(132)

As per 31 December 2017	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 394	72 585	7 635	80 220

[1]	See Note 23 Changes in equity and earnings per share.
[2]	See Note 6 Acquisitions and disposals.
[3]	During 2016, the company reclassified the results of treasury shares of 1 452m US dollar to retained earnings.

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2018	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 394	72 585	7 635	80 220
Impact of adopting IFRSs 9 and 15[1]	—	—	—	—	—	—	—	(4)	(4)	(42)	(46)
As per 1 January 2018, as adjusted	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 390	72 581	7 593	80 174
Profit of the period	—	—	—	—	—	—	—	4 368	4 368	1 323	5 691
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	(7 379)	—	—	(7 379)	(431)	(7 810)
Cash flow hedges	—	—	—	—	—	(92)	—	—	(92)	40	(52)
Re-measurements of post-employment benefits	—	—	—	—	—	98	—	—	98	1	99
Total comprehensive income	—	—	—	—	—	(7 373)	—	4 368	(3 005)	932	(2 073)
Dividends	—	—	—	—	—	—	(56)	(6 258)	(6 314)	(1 123)	(7 437)
Treasury shares[1]	—	—	2 431	—	—	—	(1 063)	(1 368)	—	—	—
Share-based payments	—	—	—	—	284	—	—	—	284	6	290
Purchase/(sale) of non-controlling interest	—	—	—	—	—	—	—	429	429	(429)	—
Hyperinflation monetary adjustments	—	—	—	—	—	—	—	560	560	345	905
Scope and other changes	—	—	—	—	—	—	—	(48)	(48)	94	46

As per 31 December 2018	1 736	17 620	(6 549)	45 726	2 037	(22 157)	—	26 074	64 486	7 418	71 904

The accompanying notes are an integral part of these consolidated financial statements.

[1]	See Note 3 (E) Summary of changes in accounting policies.

Consolidated statement of cash flows

For the year ended 31 December Million US dollar	Notes	2018	2017	2016
OPERATING ACTIVITIES
Profit of the period		5 691	9 183	2 769
Depreciation, amortization and impairment	10	4 260	4 276	3 477
Impairment losses on receivables, inventories and other assets		115	130	110
Additions/(reversals) in provisions and employee benefits		505	178	293
Net finance cost/(income)	11	8 729	6 507	8 564
Loss/(gain) on sale of property, plant and equipment and intangible assets		(82)	(117)	(4)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(20)	(47)	(410)
Equity-settled share-based payment expense	26	337	351	231
Income tax expense	12	2 839	1 920	1 613
Other non-cash items included in profit		(660)	(284)	(286)
Share of result of associates and joint ventures		(153)	(430)	(16)

Cash flow from operating activities before changes in working capital and use of provisions		21 561	21 667	16 341
Decrease/(increase) in trade and other receivables		(38)	67	(714)
Decrease/(increase) in inventories		(603)	(213)	(364)
Increase/(decrease) in trade and other payables		1 153	365	1 251
Pension contributions and use of provisions		(488)	(616)	(470)

Cash generated from operations		21 585	21 270	16 044
Interest paid		(4 445)	(4 652)	(3 279)
Interest received		428	811	558
Dividends received		141	142	43
Income tax paid		(3 047)	(2 141)	(3 256)

CASH FLOW FROM OPERATING ACTIVITIES		14 663	15 430	10 110
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(5 086)	(4 741)	(4 979)
Proceeds from sale of property, plant and equipment and of intangible assets		437	617	211
Acquisition of SAB, net of cash acquired		—	—	(65 166)
Proceeds from SAB transaction-related divestitures	22	(330)	11 697	16 342
Taxes on SAB transaction-related divestitures		(100)	(3 449)	—
Acquisition of subsidiaries, net of cash acquired	6	(112)	(598)	(1 445)
Sale of subsidiaries, net of cash disposed of	6	257	42	653
Net proceeds from sale/(acquisition) of investment in short-term debt securities	17	1 296	4 337	(5 583)
Net proceeds from sale/(acquisition) of other assets		(172)	(264)	119
Net repayments/(payments) of loans granted		(156)	213	(229)

CASH FLOW FROM INVESTING ACTIVITIES		(3 965)	7 854	(60 077)
FINANCING ACTIVITIES
Purchase of non-controlling interest	23	(923)	(206)	(10)
Proceeds from borrowings	24	17 782	13 352	86 292
Payments on borrowings	24	(22 489)	(23 333)	(23 617)
Cash net finance (cost)/income other than interests		(554)	(1 542)	(3 484)
Dividends paid		(7 761)	(9 275)	(8 450)

CASH FLOW FROM FINANCING ACTIVITIES		(13 945)	(21 004)	50 731
Net increase/(decrease) in cash and cash equivalents		(3 247)	2 280	764
Cash and cash equivalents less bank overdrafts at beginning of year		10 356	8 395	6 910
Effect of exchange rate fluctuations		(148)	(319)	721

Cash and cash equivalents less bank overdrafts at end of period	21	6 960	10 356	8 395

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

Note
Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Other operating income/(expenses)	7
Exceptional items	8
Payroll and related benefits	9
Additional information on operating expenses by nature	10
Finance cost and income	11
Income taxes	12
Property, plant and equipment	13
Goodwill	14
Intangible assets	15
Investments in associates	16
Investment securities	17
Deferred tax assets and liabilities	18
Inventories	19
Trade and other receivables	20
Cash and cash equivalents	21
Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations	22
Changes in equity and earnings per share	23
Interest-bearing loans and borrowings	24
Employee benefits	25
Share-based payments	26
Provisions	27
Trade and other payables	28
Risks arising from financial instruments	29
Operating leases	30
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	31
Contingencies	32
Non-controlling interests	33
Related parties	34
Supplemental guarantor financial information	35
Events after the balance sheet date	36
AB InBev companies	37

1.	Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175 000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion US dollar (excluding joint ventures and associates).

The consolidated financial statements of the company for the year ended 31 December 2018 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.

The consolidated financial statements were authorized for issue by the Board of Directors on 13 March 2019.

2.	Statement of compliance

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2018 (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2018 and did not apply any European carve-outs from IFRS.

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

The financial statements of the company’s subsidiaries, joint ventures, joint operations and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, joint venture, joint operation or associate are prepared as of a different date from that of AB InBev, adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev’s financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, joint ventures, joint operations or associates from AB InBev’s reporting period is no more than three months. Results from the company’s associates Anadolu Efes and Castel are reported on a three-month lag. Therefore, estimates are made to reflect AB InBev’s share in the result of these associates for the last quarter. Such estimates are revisited when required.

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

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS BEGINNING ON 1ST JANUARY 2018:

IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers became effective on 1 January 2018 and were applied by the company for the first time as of that date.

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 and contains three main topics: classification and measurement of financial instruments, impairment of financial assets and hedge accounting. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

The company has applied IFRS 9 Financial Instruments as of the effective date, without restatement of the comparative information for the period beginning 1 January 2017. Consequently, the disclosures for the comparative periods follow the classification and measurement requirements under IAS 39. The company performed an impact assessment and concluded that IFRS 9 Financial Instruments does not impact materially its financial position, financial performance or risk management activities.

Under IFRS 9 the carrying amount of a debt should be adjusted when a modification does not result in the derecognition of the financial instrument. Consequently, the company adjusted the carrying amount of its debt against Retained earnings. This resulted in a decrease of the carrying amount of the debt by 77m US dollar.

IFRS 15 Revenue from Contracts with Customers

The core principle of the new standard is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also results in enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improves guidance for multiple-element arrangements.

The company has applied IFRS 15 Revenue from Contracts with Customers as of the effective date in accordance with the modified retrospective application. Under this approach, the cumulative effect of initially applying IFRS 15 must be recognized as an adjustment to the opening balance of equity at the date of initial application and comparative periods are not restated. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease of the retained earnings by 123m US dollar, to reflect the changes in accounting policies related to performance that, in accordance with IFRS 15, should be related to the transaction price underlying 2017 revenue.

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning on 1 January 2018 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

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

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies. IAS 29 requires to report the results of the company’s operations in Argentina as if these were highly inflationary as of 1 January 2018.

Under IAS 29, the non-monetary assets and liabilities stated at historical cost, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the balance sheet and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	31 December 2018	31 December 2017	31 December 2016	31 December 2018	31 December 2017	31 December 2016
Argentinean peso	37.807879	18.774210	15.850116	—	16.580667	14.762591
Australian dollar	1.416593	1.279580	1.384689	1.334300	1.308997	1.3440978
Brazilian real	3.874806	3.308005	3.259106	3.634827	3.201667	3.474928
Canadian dollar	1.362882	1.253982	1.345983	1.293896	1.303248	1.318844
Colombian peso	3 246.70	2 988.60	3 002.14	2 967.36	2 965.94	2 986.89
Chinese yuan	6.877787	6.507500	6.944520	6.581607	6.785290	6.607635
Euro	0.873362	0.833819	0.948677	0.845697	0.886817	0.902821
Mexican peso	19.682728	19.735828	20.663842	19.195084	18.811612	18.464107
Pound sterling	0.781249	0.739790	0.812238	0.750773	0.773029	0.737400
Peruvian nuevo sol	3.369998	3.244558	3.352820	3.284477	3.267432	3.394121
South Korean won	1 115.40	1 067.63	1 203.90	1 095.46	1 134.04	1 154.50
South African rand	14.374909	12.345193	13.714953	13.105486	13.338803	14.0166901
Turkish lira	5.291532	3.790879	3.516940	4.560685	3.615028	3.50148

(G)	INTANGIBLE ASSETS

RESEARCH AND DEVELOPMENT

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy O).

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

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy O).

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

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy O). Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to US dollar using the year-end exchange rate. In respect of associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations. Expenditure on internally generated goodwill is expensed as incurred.

(J)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy O). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

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

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Depreciation and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned (refer to accounting policies J and O).

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

(L)	INVENTORIES

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

(M)	TRADE AND OTHER RECEIVABLES

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business and generally due for settlement within 30 days. Trade receivables are recognized initially at the amount of the consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The company holds trade and other receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest rate method.

Trade and other receivables are carried at amortized cost less impairment losses. To determine the appropriate amount to be impaired factors such as significant financial difficulties of the debtor, probability that the debtor will default, enter into bankruptcy or financial reorganization, or delinquency in payments are considered.

Other receivables are initially recognized at fair value and subsequently measured at amortized cost. Any impairment losses and foreign exchange results are directly recognized in profit or loss.

(N)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. In the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(O)	IMPAIRMENT

The carrying amounts of property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is an indicator of impairment, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the cash-generating unit level (that is a country or group of countries managed as a group below a reporting region). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

CALCULATION OF RECOVERABLE AMOUNT

The recoverable amount of non-financial assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on discounted future cash flows using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses recognized in respect of cash-generating units firstly reduce allocated goodwill and then the carrying amounts of the other assets in the unit on a pro rata basis.

REVERSAL OF IMPAIRMENT LOSSES

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(P)	FAIR VALUE MEASUREMENT

A number of AB InBev’s accounting policies and notes require fair value measurement for both financial and non-financial items.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, AB InBev uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2: inputs are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: fair value measurements incorporates significant inputs that are based on unobservable market data.

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The company applies fair value measurement to the instruments listed below.

DERIVATIVES

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques.

DEBT SECURITIES

This category includes both debt securities designated at FVOCI and FVPL. The fair value is measured using observable inputs such as interest rates and foreign exchange rates. When it pertains to instruments that are publicly traded, the fair value is determined by reference to observable quotes. In circumstances where debt securities are not publicly traded, the main valuation technique is the discounted cash flow. The company may apply other valuation techniques or combination of valuation techniques if the fair value results are more relevant.

EQUITY SECURITIES DESIGNATED AS AT FVOCI

Investments in equity securities comprise quoted and unquoted securities. When liquid quoted prices are available, these are used to fair value investments in quoted securities. The unquoted securities are fair valued using primarily the discounted cash flow method.

NON-DERIVATIVE FINANCIAL LIABILITIES

The fair value of non-derivative financial liabilities is generally determined using unobservable inputs and therefore fall into level 3. In these circumstances, the valuation technique used is discounted cash flow, whereby the projected cash flows are discounted using a risk adjusted rate.

(Q)	SHARE CAPITAL

REPURCHASE OF SHARE CAPITAL

When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

DIVIDENDS

Dividends paid are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability.

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

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when the company recognizes related restructuring or termination costs. The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any plan assets. Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods.

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

In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized (i) on initial recognition of goodwill, (ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and (iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and to the extent that the company is able to control the timing of the reversal. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

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

GOODS SOLD

Revenue is measured based on the consideration to which the company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The company recognizes revenue when performance obligations are satisfied, meaning when the company transfers control of a product to a customer.

Specifically, revenue recognition follows the following five-step approach:

•	Identification of the contracts with a customer

•	Identification of the performance obligations in the contracts

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contracts

•	Revenue recognition when performance obligations are satisfied

Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to receive in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. Such trade incentives are treated as variable consideration. If the consideration includes a variable amount, the company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to the customer. Variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when the uncertainty is resolved.

ROYALTY INCOME

The company recognizes the sales-based or usage-based royalties in other operating income when the later of the following events occurs: (a) the customer’s subsequent sales or usage; and (b) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

RENTAL INCOME

Rental income is recognized in other operating income on a straight-line basis over the term of the lease.

GOVERNMENT GRANTS

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset.

FINANCE INCOME

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets measured at FVPL as well as any gains from hedge ineffectiveness (refer to accounting policy Z).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt.

DIVIDEND INCOME

Dividend income is recognized in the income statement on the date that the dividend is declared.

(Y)	EXPENSES

FINANCE COSTS

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on financial assets as well as any losses from hedge ineffectiveness (refer to accounting policy Z).

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest-bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy V). The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

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

(Z)	FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates, equity prices and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes.

CLASSIFICATION AND MEASUREMENT

Except for certain trade receivables, the company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs directly attributable to the acquisition or issue of the financial asset. Debt financial instruments are subsequently measured at amortized cost, FVOCI or FVPL. The classification is based on two criteria: the objective of the company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The classification and measurement of the company’s financial assets is as follows:

•

Debt instruments at amortized cost: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is to collect contractual cash flows. Interest income, foreign exchange gains and losses and any impairment charges for such instruments are recognized in profit or loss.

•

Debt instruments at FVOCI with gains or losses recycled to profit or loss on derecognition: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is achieved by both collecting contractual cash flows and selling financial assets. Interest income, foreign exchange gains and losses and any impairment charges on such instruments are recognized in profit or loss. All other fair value gains and losses are recognized in other comprehensive income. On disposal of these debt securities, any related balance within FVOCI reserve is reclassified to profit or loss.

•

Equity instruments designated at FVOCI, with no recycling of gains or losses to profit or loss on derecognition: these instruments are undertakings in which the company does not have significant influence or control and is generally evidenced by ownership of less than 20% of the voting rights. The company designates these investments on an instrument by instrument basis as equity securities at FVOCI because they represent investments held for long term strategic purposes. Investments in unquoted companies are subsequently measured at cost, when appropriate. These investments are non-monetary items and gains or losses presented in the other comprehensive income include any related foreign exchange component. Dividends received are recognized in the profit or loss. These investments are not subject to impairment testing and upon disposal, the cumulative gain or loss accumulated in other comprehensive income are not reclassified to profit or loss.

•

Financial assets and liabilities at FVPL: comprise derivative instruments and equity instruments which were not designated as FVOCI. This category also includes debt instruments which do not meet the cash flow or the business model tests.

HEDGE ACCOUNTING

The company designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates, interest rates and commodity prices. To hedge changes in the fair value of recognized assets, liabilities and firm commitments, the company designates certain derivatives as part of fair value hedge. The company also designates certain derivatives and non-derivative financial liabilities as hedges of foreign exchange risk on a net investment in a foreign operation.

At the inception of the hedging relationships, the company documents the risk management objective and strategy for undertaking the hedge. Hedge effectiveness is measured at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between hedged item and hedging instrument.

For the different type of hedges in place, the company generally enters into hedge relationships where the critical terms of the hedging instrument match exactly the terms of the hedged item. Therefore, the hedge ratio is typically 1:1. The company performs a qualitative assessment of effectiveness. In circumstances where the terms of the hedged item no longer exactly match the critical terms of the hedging instrument, the company uses a hypothetical derivative method to assess effectiveness. Possible sources of ineffectiveness are changes in the timing of the forecasted transaction, changes in the quantity of the hedged item or changes in the credit risk of either parties to the derivative contract.

CASH FLOW HEDGE ACCOUNTING

Cash flow hedge accounting is applied when a derivative hedges the variability in cash flows of a highly probable forecasted transaction, foreign currency risk of a firm commitment or a recognized asset or liability (such as variable interest rate instrument).

When the hedged forecasted transaction or firm commitment subsequently results in the recognition of a non-financial item, the amount accumulated in the hedging reserves is included directly in the initial carrying amount of the non-financial item when it is recognized.

For all other hedged transactions, the amount accumulated in the hedging reserves is reclassified to profit or loss in the same period during which the hedged item affects profit or loss (e.g. when the variable interest expense is recognized).

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified to profit or loss when the hedged transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss immediately.

Any ineffectiveness is recognized immediately in profit or loss.

FAIR VALUE HEDGE ACCOUNTING

When a derivative hedges the variability in fair value of a recognized asset or liability (such as a fixed rate instrument) or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the profit or loss. The carrying amount of the hedged item is also adjusted for fair value changes in respect of the risk being hedged, with any gain or loss being recognized in profit or loss. The fair value adjustment to the carrying amount of the hedged item is amortized to profit or loss from the date of discontinuation.

NET INVESTMENT HEDGE ACCOUNTING

When a non-derivative foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income (translation reserves) and is reclassified to profit or loss upon disposal of the foreign operation, while the ineffective portion is reported in profit or loss.

OFFSETTING

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the company has a currently legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(AA)	SEGMENT REPORTING

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by senior management. The company has nine operating segments.

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

The aggregation criteria applied are based on similarities in the economic indicators (e.g. margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore, management assessed additional factors such as management’s views on the optimal number of reporting segments, the historical AB InBev geographies, peer comparison (e.g. Asia Pacific and EMEA being a commonly reported regions amongst the company’s peers), as well as management’s view on the optimal balance between practical and more granular information.

The results of Global Export and Holding Companies, which includes the company’s global headquarters and the export businesses in countries in which AB InBev has no operations are reported separately. The company’s six geographic regions plus the Global Export and Holding Companies comprise the company’s seven reportable segments for financial reporting purposes.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(BB)	EXCEPTIONAL ITEMS

Exceptional items are those that in management’s judgment need to be disclosed separately by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to exceptional items are principally restructuring activities, impairments, gains or losses on disposal of investments and the effect of the accelerated repayment of certain debt facilities.

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

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the year ended 31 December 2018, they have not been applied in preparing these consolidated financial statements.

The following standards, amendments and interpretations have been issued recently, but are not yet effective:

IFRS 16 Leases (effective from annual periods beginning on or after 1 January 2019) replaces the current lease accounting requirements and introduces significant changes to lessee accounting as it removes the distinction between operating and finance leases under IAS 17 Leases and related interpretations and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. IFRS 16 also requires to recognize a depreciation charge related to the right-of-use assets and an interest expense on the lease liabilities, as compared to the recognition of operating lease expense or rental cost on a straight-line basis over the lease term under prior requirements. In addition, the company will amend the consolidated cash flow statement presentation, to segregate the payment of leases into a principal portion presented within financing activities and an interest component presented within operating activities.

For short-term leases and leases of low value assets, the company will continue to recognize a lease expense on a straight-line basis as permitted by IFRS 16. The company as a lessor will continue to classify leases as either finance leases or operating leases and account for those two types of leases differently.

The company has chosen the full retrospective application of IFRS 16 and, consequently, will restate the comparative information in the 2019 financial statements. In addition, the company will apply the practical expedient available on transition to IFRS 16 to not reassess whether a contract is or contains a lease. Accordingly, the definition of a lease under IAS 17 and related interpretations will continue to apply to the leases entered or modified before 1 January 2019.

The company has assessed the impact that the initial application of IFRS 16 will have on its consolidated financial statements for leases previously classified as operating leases. On transition to IFRS 16, the company will recognize 1 692m US dollar of right-of-use assets and 1 782m US dollar of lease liabilities, recognizing the difference in retained earnings. When measuring lease liabilities, the company discounted lease payments using incremental borrowing rates. The weighted average rate applied is 6%.

Upon transition to IFRS 16, lease liabilities are measured at the present value of future lease payments (equal to the operating lease commitments as presented in Note 30 Operating leases) discounted using the incremental borrowing rates at the date of initial application. The company did not make any material changes to these lease liabilities.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2018, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

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

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty mainly related to the reporting of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses into AB InBev Efes that closed on 30 March 2018 – see Note 6 Acquisitions and disposals of Subsidiaries and Note 16 Investments in associates, and to the adoption of hyperinflation accounting for the company’s Argentinean operations.

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018. The main principle in IAS 29 is that the financial statements of an entity that reports in the currency of a hyperinflationary economy must be stated in terms of the measuring unit current at the end of the reporting period. Therefore, the non-monetary assets and liabilities stated at historical cost, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. Monetary items that are already stated at the measuring unit at the end of the reporting period are not restated. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate.

Consequently, the company has applied hyperinflation accounting for its Argentinean subsidiaries for the first time in these consolidated financial statements applying the IAS 29 rules as follows:

•	Hyperinflation accounting was applied as of 1 January 2018;

•

Non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The hyperinflation impacts resulting from changes in the general purchasing power until 31 December 2017 were reported in retained earnings and the impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 11 Finance cost and income);

•

The income statement is adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year to date average rate for non-hyperinflationary economies), thereby restating the year to date income statement account both for inflation index and currency conversion;

•	The prior year income statement and balance sheet of the Argentinean subsidiaries were not restated.

In 2017, the Argentinean operations represented 3.6% of the company’s consolidated revenue. The Argentinean full year 2017 results were translated at an average rate of 16.580667 Argentinean pesos per US dollar. The 2018 results, restated for purchasing power, were translated at the December closing rate of 37.807879 Argentinean pesos per US dollar.

In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, when amounts are translated into the currency of non-hyperinflationary economy, the comparative amounts are not adjusted for subsequent changes in the price level or exchange rates. Therefore, the comparative amounts of Argentinean operations in these consolidated financial statements were not restated.

During 2018, the company finalized the re-measurement of current and deferred taxes resulting from the US Tax reform enacted on 22 December 2017, based on published regulation and guidance. Such remeasurement did not result in material changes to the reported current and deferred taxes. See Note 12 Income taxes for more details.

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

The results of the former SAB Central and Eastern European Business were reported as “Results from discontinued operations” until the completion of the disposal that took place on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the sale that occurred on 12 April 2017, and accordingly, are excluded from normalized EBIT and EBITDA. Furthermore, the company stopped consolidating CCBA in its consolidated financial statements as from the completion of the transition of CCBA on 4 October 2017 and, following the completion of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses on 30 March 2018, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes as results of associates as of that date.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

	North America			Latin America West			Latin America North			Latin America South			EMEA
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Volume	111	114	117	115	111	64	115	119	118	34	34	32	87	132	75
Revenue	15 504	15 588	15 698	9 999	9 238	5 188	8 990	9 775	8 461	2 863	3 363	2 850	8 374	10 344	6 010
Normalized EBITDA	6 150	6 329	6 250	5 196	4 512	2 376	3 926	4 180	3 751	1 381	1 595	1 431	3 000	3 349	1 774
Normalized EBITDA margin %	39.7%	40.6%	39.8%	52.0%	48.8%	45.8%	43.7%	42.8%	44.3%	48.2%	47.4%	50.2%	35.8%	32.4%	29.6%
Depreciation, amortization and impairment	(790)	(843)	(809)	(653)	(616)	(388)	(761)	(848)	(750)	(265)	(207)	(191)	(770)	(843)	(473)
Normalized profit from operations (EBIT)	5 360	5 486	5 441	4 544	3 896	1 988	3 165	3 332	3 001	1 116	1 388	1 240	2 230	2 507	1 302
Exceptional items (see Note 8)	(10)	4	(29)	(125)	(153)	252	5	(18)	(20)	(31)	(13)	(12)	(370)	(144)	(118)
Profit from operations (EBIT)	5 350	5 490	5 412	4 419	3 743	2 240	3 170	3 314	2 981	1 085	1 375	1 228	1 860	2 363	1 184
Net finance income/(cost)
Share of results of associates and joint ventures
Income tax expense
Profit from continuing operations
Discontinued operations
Profit/(loss)
Segment assets (non-current)	63 180	63 045	62 467	69 100	71 219	69 472	12 422	13 756	13 656	3 074	2 396	2 357	42 063	45 920	41 749
Gross capex	858	530	895	1 227	1 079	710	636	580	709	279	323	389	1 177	1 086	1 001
FTE	19 150	19 306	19 314	47 042	48 892	51 418	37 387	38 651	40 416	9 214	9 603	9 571	23 604	26 823	43 456

	Asia Pacific			Global Export and holding companies			Consolidated
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Volume	104	102	92	—	1	2	567	613	500
Revenue	8 470	7 804	6 074	419	332	1 237	54 619	56 444	45 517
Normalized EBITDA	3 082	2 695	1 639	(656)	(577)	(474)	22 080	22 084	16 753
Normalized EBITDA margin %	36.4%	34.5%	27.1%				40.4%	39.1%	36.8%
Depreciation, amortization and impairment	(752)	(660)	(658)	(267)	(253)	(210)	(4 260)	(4 270)	(3 477)
Normalized profit from operations (EBIT)	2 330	2 035	987	(923)	(830)	(683)	17 821	17 814	13 276
Exceptional items (see Note 8)	(65)	(97)	(84)	(119)	(241)	(383)	(715)	(662)	(394)
Profit from operations (EBIT)	2 265	1 939	903	(1 042)	(1 071)	(1 066)	17 106	17 152	12 882
Net finance income/(cost)							(8 729)	(6 507)	(8 564)
Share of results of associates and joint ventures							153	430	16
Income tax expense							(2 839)	(1 920)	(1 613)
Profit from continuing operations							5 691	9 155	2 721
Discontinued operations							—	28	48
Profit/(loss)							5 691	9 183	2 769
Segment assets (non-current)	22 412	24 088	22 071	1 609	1 741	1 797	213 861	222 166	213 569
Gross capex	687	635	837	233	247	379	5 086	4 479	4 919
FTE	31 523	36 386	39 213	4 683	3 254	3 245	172 603	182 915	206 633

For the period ended 31 December 2018, net revenue from the beer business amounted to 50 134m US dollar (31 December 2017: 50 301m US dollar; 31 December 2016: 41 421m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 4 485m US dollar (31 December 2017: 6 143m US dollar; 31 December 2016: 4 096m US dollar).

On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 710m US dollar (2017: 704m US dollar; 2016: 687m US dollar) and non-current assets located in the country of domicile represented 1 746m US dollar (2017: 1 658m US dollar, 2016: 1 440m US dollar).

6.	Acquisitions and disposals of subsidiaries

The table below summarizes the impact of acquisitions and disposals on the statement of financial position and cash flows of AB InBev for 31 December 2018 and 31 December 2017:

Million US dollar	2018 Acquisitions	2017 Acquisitions	2018 Disposals	2017 Disposals
Non-current assets
Property, plant and equipment	2	169	(310)	—
Intangible assets	24	417	(17)	—
Deferred tax assets	23	—	—	—
Trade and other receivables	—	1	(86)	—
Current assets
Inventories	17	9	(84)	—
Income tax receivables	—	—	(2)	—
Trade and other receivables	2	20	(79)	—
Cash and cash equivalents	8	5	(6)	—
Assets held for sale	—	27	(27)	—
Non-current liabilities
Interest-bearing loans and borrowings	(3)	(1)	—	—
Deferred tax liabilities	—	(74)	4	—
Current liabilities
Trade and other payables	(19)	(24)	406	—

Net identifiable assets and liabilities	54	549	(201)	—
Non-controlling interest	—	(114)	1	—
Goodwill on acquisitions and goodwill disposed of	107	398	(652)	—
Loss/(gain) on disposal	—	—	(15)	(42)
Consideration to be (paid)/received	(112)	(375)	47	—
Net cash paid on prior years acquisitions	68	136	—	—
Recycling of cumulative translation adjustment in respect of net assets	—	—	(584)	—
Contribution in kind	—	—	1 150	—

Consideration paid/(received)	117	594	(254)	(42)
Cash (acquired)/ disposed of	(5)	(5)	(3)	—

Net cash outflow / (inflow)	112	589	(257)	(42)

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 16 Investments in associates.

The transaction described above involved the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes in exchange for a 50% ownership in AB InBev Efes. In line with IFRS, the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes, with AB InBev losing control, is accounted for as a deemed disposal and the 50% non-controlling interest AB InBev received in AB InBev Efes in exchange for such contribution is accounted for as a deemed acquisition of an investment in associate, with both acquisition and disposal measured at their fair value estimated at 1.15 billion US dollar representing the estimated value of the 50 % investment AB InBev will hold in AB InBev Efes after adjustment for net debt.

When a parent loses control of a subsidiary, IFRS 10 requires all assets and liabilities of the former subsidiary to be derecognized and any gain or loss associated with the deemed disposal interest to be recognized in the consolidated income statement. IFRS also requires that any amounts previously recognized in the consolidated statement of other comprehensive income, including historical translation adjustments, be recycled to the consolidated income statement, at the date when control is lost.

AB InBev has derecognized 573m US dollar net assets related to its former Russia and Ukraine businesses and has recycled 584m US dollar from other comprehensive income to the consolidated income statement, resulting in a net exceptional, non-cash loss of 7m US dollar (see also Note 8 Exceptional items).

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

The company undertook a series of additional acquisitions and disposals during 2017 and 2018, with no significant impact in the company’s consolidated financial statements.

7.	Other operating income/(expenses)

Million US dollar	2018	2017	2016
Government grants	317	404	432
License income	45	65	65
Net (additions to)/reversals of provisions	(11)	(4)	(50)
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	80	154	37
Net rental and other operating income	249	235	248

Other operating income/(expenses)	680	854	732

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

In 2018, the company expensed 285m US dollar in research, compared to 276m US dollar in 2017 and 244m US dollar in 2016. The spend focused on product innovations, market research, as well as process optimization and product development.

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

The exceptional items included in the income statement are as follows:

Million US dollar	2018	2017	2016
Restructuring	(385)	(468)	(323)
Acquisition costs business combinations	(74)	(155)	(448)
Business and asset disposal (including impairment losses)	(26)	(39)	377
Provision for EU investigation	(230)	—	—

Impact on profit from operations	(715)	(662)	(394)

The exceptional restructuring charges for 2018 total (385)m US dollar (2017: (468)m US dollar; 2016: (323)m US dollar). These charges primarily relate to the SAB integration. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (74)m US dollar in 2018, primarily related to cost incurred to facilitate the combination with SAB and cost incurred to recover the Budweiser distribution rights in Argentina from Compañia Cervecerías Unidas S.A. (“CCU”) – see Note 15 Intangible assets. Acquisition costs of business combinations amounted to (155)m US dollar in 2017 and (448)m US dollar in 2016, primarily related to cost incurred to facilitate the combination with SAB.

Business and asset disposals amount to (26)m US dollar in 2018 and mainly result from the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost (see also Note 6 Acquisitions and disposals of subsidiaries). Business and asset disposals amounted to (39)m US dollar in 2017, mainly related to the costs incurred related to the divestitures completed during 2017, partly offset by proceeds from prior years’ sale. Business and asset disposals resulted in a net gain of 377m US dollar in 2016, mainly attributable to the proceeds from the sale of the company’s brewery plant located in Obregón, Sonora, México to Constellation Brands, Inc.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, AB InBev recognized a provision of 230m US dollar in 2018.

The company incurred exceptional net finance cost of (1 982)m US dollar for 2018 (2017: (693)m US dollar cost; 2016: (3 356)m US dollar cost) – see Note 11 Finance cost and income.

All the above amounts are before income taxes. The exceptional items as of 31 December 2018 decreased income taxes by 240m US dollar, decreased income taxes by 830m US dollar in 2017 and decreased income taxes by 77m US dollar in 2016. The 2017 decrease of income taxes, mainly related to a 1.8 billion US dollar adjustment following the US tax reform enacted on 22 December 2017 partially offset by provisions accrued for tax contingencies covered by the Brazilian Federal Tax Regularization Program entered into by Ambev – see Note 12 Income taxes and Note 18 Deferred tax assets and liabilities.

Non-controlling interest on the exceptional items amounts to 32m US dollar in 2018 (2017: 526m US dollar; 2016: 13m US dollar).

9.	Payroll and related benefits

Million US dollar	2018	2017	2016
Wages and salaries	(4 726)	(4 884)	(4 404)
Social security contributions	(698)	(699)	(647)
Other personnel cost	(708)	(762)	(580)
Pension expense for defined benefit plans	(193)	(196)	(194)
Share-based payment expense	(353)	(359)	(228)
Contributions to defined contribution plans	(116)	(118)	(77)

Payroll and related benefits	(6 794)	(7 018)	(6 130)

The number of full time equivalents can be split as follows:

	2018	2017	2016
AB InBev NV (parent company)	180	215	225
Other subsidiaries	172 423	182 700	206 408

Total number of FTE	172 603	182 915	206 633

The 2018 reduction in FTE mainly results from the combination of the AB InBev Russia and Ukraine businesses under AB InBev Efes. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 6 Acquisitions and disposals of subsidiaries.

The 2017 increase in payroll and related benefits is mainly due to the full year reporting of the retained operations following the combination with SAB, whereas the reduction in FTEs mainly results from the disposals completed during the year.

10.	Additional information on operating expenses by nature

Depreciation, amortization and impairment charges are included in the following line items of the 2018 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	2 841	67	—
Distribution expenses	186	3	—
Sales and marketing expenses	420	165	—
Administrative expenses	309	260	—
Other operating expenses	8	—	—

Depreciation, amortization and impairment	3 764	496	—

Depreciation, amortization and impairment charges are included in the following line items of the 2017 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	2 817	40	—
Distribution expenses	199	4	—
Sales and marketing expenses	425	196	—
Administrative expenses	337	248	—
Other operating expenses	4	—	6

Depreciation, amortization and impairment	3 782	488	6

Depreciation, amortization and impairment charges are included in the following line items of the 2016 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill
Cost of sales	2 292	21	—
Distribution expenses	143	1	—
Sales and marketing expenses	363	208	—
Administrative expenses	222	218	—
Other operating expenses	2	1	—

Depreciation, amortization and impairment	3 025	452	—

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 2m US dollar in 2018 from the aggregate depreciation, amortization and impairment expense to cost of goods sold (2017: 1m US dollar; 2016: 9m US dollar).

The 2017 increase in depreciation, amortization and impairment charges is mainly due to the business combination with SAB.

11.	Finance cost and income

The finance costs included in the income statement are as follows:

Million US dollar	2018	2017	2016
Interest expense	(4 141)	(4 314)	(4 092)
Capitalization of borrowing costs	23	22	12
Net interest on net defined benefit liabilities	(94)	(101)	(113)
Accretion expense	(400)	(614)	(648)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	—	(304)	(21)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(2 222)	(674)	(797)
Tax on financial transactions	(110)	(68)	(70)
Other financial costs, including bank fees	(242)	(139)	(131)

	(7 186)	(6 192)	(5 860)
Exceptional finance cost	(1 982)	(693)	(3 522)

Finance costs	(9 168)	(6 885)	(9 382)

Finance costs, excluding exceptional items, increased by 994m US dollar compared to 2017 mainly as a result of Mark-to-market losses on certain derivatives related to the hedging of share-based payment programs amounting to 1 774m US dollar in 2018 (2017: 291m US dollar loss; 2016: 384 US dollar loss).

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in China and Nigeria. Interest is capitalized at a borrowing rate ranging from 4% to 8%.

Exceptional net finance cost for 2018 includes:

•

873m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo (31 December 2017: 146m US dollar; 31 December 2016: 304m US dollar). See also Note 23 Changes in equity and earnings per share;

•

849m US dollar resulting from mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB (31 December 2017: 142m US dollar; 31 December 2016: 127m US dollar);

•	211m US dollar resulting from premium paid on the early termination of certain bonds;

•

49m US dollar foreign exchange translation losses on intragroup loans that were historically reported in equity and were recycled to profit and loss account, upon the reimbursement of these loans (31 December 2017: 261m US dollar).

Exceptional net finance cost for 2017 also includes:

•	44m US dollar related to the Brazilian Federal Tax Regularization Program entered into by Ambev – see Note 12 Income taxes;

•

100m US dollar related to accelerated accretion expenses associated to the repayment of the 2015 senior facilities agreement and the early redemption of certain notes (31 December 2016: 306m US dollar). See also Note 24 Interest-bearing loans and borrowings.

Exceptional net finance cost for 2016 also includes:

•

2 693m US dollar negative mark-to-market adjustments related to the portion of the foreign exchange hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting as per IFRS rules.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments.

Finance income included in the income statement is as follows:

Million US dollar	2018	2017	2016
Interest income	333	287	561
Hyperinflation monetary adjustments	46	—	—
Other financial income	61	91	91

Finance income, excluding exceptional items	440	378	652
Exceptional finance income	—	—	166

Finance income	440	378	818

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2018	2017	2016
Cash and cash equivalents	256	207	479
Investment debt securities held for trading	22	16	16
Other loans and receivables	55	64	66

Total	333	287	561

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 29 Risks arising from financial instruments.

12. Income taxes

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2018	2017	2016
Current year	(2 819)	(3 833)	(1 544)
(Underprovided)/overprovided in prior years	101	1	47

Current tax expense	(2 718)	(3 832)	(1 497)
Origination and reversal of temporary differences	(287)	1 872	(459)
(Utilization)/recognition of deferred tax assets on tax losses	120	23	116
Recognition of previously unrecognized tax losses	46	16	227

Deferred tax (expense)/income	(121)	1 912	(116)

Total income tax expense	(2 839)	(1 920)	(1 613)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2018	2017	2016
Profit before tax	8 530	11 076	4 334
Deduct share of result of associates and joint ventures	153	430	16

Profit before tax and before share of result of associates and joint ventures	8 377	10 646	4 318
Adjustments on taxable basis
Foreign source income	—	—	(809)
Government incentives	(742)	(982)	(769)
Non-deductible marked to market on derivatives	3 496	579	3 508
Taxable intercompany dividends	—	—	619
Other expenses not deductible for tax purposes	1 796	1 795	843
Other non-taxable income	(158)	(178)	(415)

	12 769	11 860	7 296
Aggregated weighted nominal tax rate	26.8%	28.5%	32.7%
Tax at aggregated weighted nominal tax rate	(3 426)	(3 378)	(2 387)
Adjustments on tax expense
Utilization of tax losses not previously recognized	120	23	76
Recognition of deferred taxes assets on previous years’ tax losses	46	16	229
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(125)	(143)	(975)
(Underprovided)/overprovided in prior years	65	1	63
Deductions from interest on equity	471	553	644
Deductions from goodwill	17	57	63
Other tax deductions	436	723	869
US Tax reform (change in tax rate and other)	116	1 760	—
Change in tax rate (other)	144	(59)	(1)
Withholding taxes	(403)	(386)	(286)
Brazilian Federal Tax Regularization Program	—	(870)	—
Other tax adjustments	(300)	(217)	93

	(2 839)	(1 920)	(1 613)
Effective tax rate	33.9%	18.0%	37.4%

The total income tax expense for 2018 amounts to 2 839m US dollar compared to 1 920m US dollar for 2017. The effective tax rate increased from 18.0% for 2017 to 33.9% for 2018.

The 2018 effective tax rate was negatively impacted by losses from certain derivatives related to hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB as well as changes in tax legislation in some countries resulting in additional non-deductible expenses in 2018.

The 2017 effective tax rate was positively impacted by a 1.8 billion US dollar adjustment following the US tax reform enacted on 22 December 2017. This 1.8 billion US dollar adjustment resulted mainly from the re-measurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser Busch and certain deferred tax assets following the change in federal tax rate from 35% to 21%. The adjustment represented the company’s best estimate of the deferred tax liability re-measurement resulting from the US Tax reform at the time, and was recognized as a exceptional gain per 31 December 2017. This impact was partially offset by Ambev and certain of its subsidiaries joining the Brazilian Federal Tax Regularization Program – PERT in September 2017 whereby Ambev committed to pay some tax contingencies that were under dispute, totaling 3.5 billion Brazilian real (1.1 billion US dollar), with 1.0 billion Brazilian real (0.3 billion US dollar) paid in 2017 and the remaining amount payable in 145 monthly installments starting January 2018, plus interest. Within these contingencies, a dispute related to presumed taxation at Ambev’s subsidiary CRBs was not provided for until September 2017 as the loss was previously assessed as possible. The total amount recognized in 2017 as exceptional amounted to 2.9 billion Brazilian real (0.9 billion US dollar) of which 2.8 billion Brazilian real (0.9 billion US dollar) were reported in the income tax line and 141 million Brazilian real (44m US dollar) in the finance line.

During 2018, the company finalized the re-measurement of current and deferred taxes resulting from the US Tax reform enacted on 22 December 2017, based on published regulation and guidance. Such remeasurement resulted in an adjustment of 116m US dollar in 2018 to the reported current and deferred taxes.

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

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2018	2017	2016
Re-measurements of post-employment benefits	22	(39)	54
Cash flow and net investment hedges	108	(95)	(258)

Income tax (losses)/gains	130	(134)	(204)

13.	Property, plant and equipment

	31 December 2018				31 December 2017
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	12 742	33 717	2 265	48 724	44 352
Effect of movements in foreign exchange	(722)	(2 225)	(150)	(3 097)	1 431
Acquisitions	119	1 320	2 926	4 365	4 221
Acquisitions through business combinations	—	2	—	2	169
Disposals	(143)	(1 333)	(3)	(1 479)	(1 566)
Disposals through the sale of subsidiaries	(265)	(834)	(29)	(1 128)	(60)
Transfer (to)/from other asset categories and other movements[1]	724	3 028	(2 735)	1 017	177

Balance at end of the period	12 455	33 675	2 274	48 404	48 724
Depreciation and impairment losses
Balance at end of previous year	(3 514)	(18 026)	—	(21 540)	(18 133)
Effect of movements in foreign exchange	177	1 219	—	1 396	(697)
Depreciation	(513)	(3 069)	—	(3 582)	(3 567)
Disposals	59	1 204	—	1 263	1 161
Disposals through the sale of subsidiaries	177	641	—	818	48
Impairment losses	(10)	(85)	—	(95)	(85)
Transfer to/(from) other asset categories and other movements[1]	64	(818)	—	(754)	(267)

Balance at end of the period	(3 560)	(18 934)	—	(22 494)	(21 540)
Carrying amount
at 31 December 2017	9 228	15 691	2 265	27 184	27 184
at 31 December 2018	8 895	14 741	2 274	25 910	—

[1]

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

As at 31 December 2018, the carrying amount of property, plant and equipment subject to restrictions on title amounts to 8m US dollar (31 December 2017: 14m US dollar).

Contractual commitments to purchase property, plant and equipment amounted to 416m US dollar as at 31 December 2018 compared to 550m US dollar as at 31 December 2017.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 4 649m US dollar in 2018 and 4 124m US dollar in 2017. Out of the total 2018 capital expenditures approximately 48% was used to improve the company’s production facilities while 42% was used for logistics and commercial investments and 10% was used for improving administrative capabilities and purchase of hardware and software.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 31 December 2018 of assets leased under finance leases was 272m US dollar (31 December 2017: 300m US dollar).

14.	Goodwill

Million US dollar	31 December 2018	31 December 2017
Acquisition cost
Balance at end of previous year	140 980	135 897
Effect of movements in foreign exchange	(7 541)	4 684
Disposals through the sale of subsidiaries	(652)	—
Acquisitions through business combinations	107	398
Hyperinflation monetary adjustments	435	—
Reclassified as held for sale	(13)	—

Balance at end of the period	133 316	140 980
Impairment losses
Balance at end of previous year	(40)	(34)
Impairment losses	—	(6)
Disposals through the sale of subsidiaries	35	—

Balance at end of the period	(5)	(40)
Carrying amount
at 31 December 2017	140 940	140 940
at 31 December 2018	133 311	—

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following this merger, the company derecognized its Russian and Ukrainian net assets including goodwill (see also Note 6 Acquisitions and disposals of subsidiaries).

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar Cash-generating unit	2018	2017
United States	33 288	33 277
Colombia	18 802	20 425
South Africa	15 896	18 551
Peru	14 513	15 074
Mexico	12 614	12 580
Rest of Africa	7 716	8 326
Australia	6 348	6 922
Brazil	4 715	5 523
South Korea	3 949	4 119
Ecuador	3 925	3 925
China	2 758	2 914
Honduras & El Salvador	2 284	2 335
Canada	1 891	2 056
Other countries	4 613	4 913

Total carrying amount of goodwill	133 311	140 940

AB InBev completed its annual impairment test for goodwill and concluded that, based on the assumptions described below, no impairment charge was warranted.

The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the company’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of the US, Colombia, South Africa, Peru and Mexico, countries that show the highest goodwill. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 57% of AB InBev’s total assets as at 31 December 2018, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.

AB InBev’s impairment testing methodology is in accordance with IAS 36, in which fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted free cash flow approach based on acquisition valuation models for its major cash-generating units and the cash-generating units showing a high invested capital to EBITDA multiple, and valuation multiples for its other cash-generating units.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

•

In the first three years of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

For the subsequent seven years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as macro-economic and industry assumptions, variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term GDP growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

•	Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric;

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 1% and 4%.

The WACC applied in US dollar nominal terms were as follows:

Cash-generating unit	2018	2017
United States	7%	6%
Colombia	7%	7%
South Africa	8%	8%
Peru	7%	7%
Mexico	8%	9%
Rest of Africa	11%	10%
Australia	7%	6%
South Korea	7%	6%
Ecuador	11%	11%

In the sensitivity analysis performed by management, an adverse change of 1% in WACC would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

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

15.	Intangible assets

	31 December 2018					31 December 2017
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	43 402	2 904	2 177	388	48 871	47 191
Effect of movements in foreign exchange	(1 482)	(105)	(137)	(41)	(1 765)	1 286
Acquisitions through business combinations	—	22	—	2	24	417
Acquisitions and expenditures	2	367	73	226	668	312
Disposals	(25)	(55)	—	(16)	(96)	(191)
Disposals through the sale of subsidiaries	(14)	—	(29)	(4)	(47)	—
Transfer (to)/from other asset categories and other movements[1]	250	(184)	608	136	810	(144)

Balance at end of period	42 133	2 949	2 692	691	48 465	48 871
Amortization and impairment losses
Balance at end of previous year	(32)	(1 379)	(1 472)	(114)	(2 997)	(2 401)
Effect of movements in foreign exchange	—	73	84	7	164	(139)
Amortization	—	(163)	(251)	(31)	(445)	(498)
Disposals	—	45	(39)	8	14	89
Disposals through the sale of subsidiaries	—	—	28	2	30	—
Transfer to/(from) other asset categories and other movements[1]	—	(55)	(352)	7	(400)	(48)

Balance at end of period	(32)	(1 479)	(2 002)	(121)	(3 634)	(2 997)
Carrying value
at 31 December 2017	43 370	1 525	705	274	45 874	45 874
at 31 December 2018	42 101	1 470	690	570	44 831	—

On 2 May 2018, AB InBev recovered the Budweiser distribution rights in Argentina from CCU. The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands, along with a cash payment of 306m US dollar and other commitments, to CCU Argentina. The Budweiser distribution rights have been assigned an indefinite useful life.

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

As of 31 December 2018, the carrying amount of the intangible assets amounted to 44 831m US dollar (31 December 2017: 45 874m US dollar) of which 42 435m US dollar was assigned an indefinite useful life (31 December 2017: 43 595m US dollar) and 2 396m US dollar a finite life (31 December 2017: 2 279m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2018	2017
United States	22 037	21 960
Colombia	3 516	3 820
South Africa	3 325	3 899
Mexico	3 068	3 058
Peru	2 720	2 825
Australia	2 422	2 773
South Korea	1 013	1 058
Ecuador	595	595
China	381	403
Dominican Republic	339	353
Rest of Africa	1 274	1 353
Other countries	1 745	1 498

Total carrying amount of intangible assets with indefinite useful lives	42 435	43 595

[1]

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

Intangible assets with indefinite useful lives have been tested for impairment using the same methodology and assumptions as disclosed in Note 14 Goodwill. Based on the assumptions described in that note, AB InBev concluded that no impairment charge is warranted. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonably possible change in a key assumption used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

16.	Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2018			2017
Million US dollar	AB InBev Efes	Castel	Efes	Castel	Efes
Balance at 1 January	—	3 480	694	2 793	750
Effect of movements in foreign exchange	—	(213)	(194)	356	(54)
Acquisitions	1 157	—	—	—	—
Dividends received	—	(98)	(11)	(23)	—
Share of results of associates	2	110	(10)	354	(2)

Balance at end of period	1 159	3 279	479	3 480	694

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are now combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 6 Acquisitions and disposals of subsidiaries.

The 2017 share of results of associates reported for Castel includes the revision of 2016 finalized result of associates. In 2018, the share of results of associates reported for Castel was negatively impacted by a currency devaluation in Angola.

Summarized financial information of the company’s material associates is as follows:

	2018			2017
Million US dollar	AB InBev Efes	Castel	Efes	Castel	Efes
Current assets	275	4 193	2 888	4 894	2 415
Non-current assets	664	4 291	6 463	3 912	5 243
Current liabilities	556	1 643	2 233	1 724	1 106
Non-current liabilities	—	635	2 207	857	2 494
Non-controlling interests	—	939	2 297	879	1 520

Net assets	383	5 267	2 614	5 346	2 538
Revenue	1 081	5 786	3 816	5 447	3 415
Profit (loss)	4	921	(43)	746	(7)
Other comprehensive income (loss)	—	(254)	1 536	(94)	553
Total comprehensive income (loss)	4	667	1 493	652	546

In 2018, associates that are not individually material contributed to 51m US dollar to the results of investment in associates (2017: 78m US dollar).

Additional information related to the significant associates is presented in Note 36 AB InBev Companies.

17.	Investment securities

Million US dollar	2018	2017
Investment in unquoted companies	84	76
Investment on debt securities	24	24

Non-current investments	108	100
Investment on debt securities	87	1 304

Current investments	87	1 304

As of 31 December 2018, current debt securities of 87m US dollar mainly represented investments in government bonds. The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

18.	Deferred tax assets and liabilities

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2018
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	381	(2 665)	(2 284)
Intangible assets	115	(10 665)	(10 550)
Inventories	101	(67)	34
Trade and other receivables	142	(62)	80
Interest-bearing loans and borrowings	475	(618)	(143)
Employee benefits	673	(5)	668
Provisions	483	(27)	456
Derivatives	33	(58)	(25)
Other items	215	(736)	(521)
Loss carry forwards	577	—	577

Gross deferred tax assets/(liabilities)	3 195	(14 903)	(11 708)
Netting by taxable entity	(1 738)	1 738	—

Net deferred tax assets/(liabilities)	1 457	(13 165)	(11 708)

	2017
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	324	(2 586)	(2 262)
Intangible assets	113	(11 387)	(11 274)
Inventories	114	(63)	51
Trade and other receivables	148	(62)	86
Interest-bearing loans and borrowings	431	(646)	(215)
Employee benefits	663	(10)	653
Provisions	562	(17)	545
Derivatives	40	(49)	(9)
Other items	200	(796)	(596)
Loss carry forwards	1 130	—	1 130

Gross deferred tax assets/(liabilities)	3 725	(15 616)	(11 891)
Netting by taxable entity	(2 509)	2 509	—

Net deferred tax assets/(liabilities)	1 216	(13 107)	(11 891)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2018	2017	2016
Balance at 1 January	(11 891)	(13 442)	(10 780)
Recognized in profit or loss	121	1 912	(116)
Recognized in other comprehensive income	(130)	(134)	(204)
Acquisitions through business combinations	(23)	(74)	(5 623)
Reclassified as held for sale	—	—	1 455
Other movements and effect of changes in foreign exchange rates	215	(153)	(149)

Balance at 31 December	(11 708)	(11 891)	(13 442)

Following the US Tax reform enacted on 22 December 2017 whereby the US Federal tax rate was reduced from 35% to 21%, the company adjusted the deferred tax liabilities set up in 2008 in line with IFRS, as part of the purchase price accounting of the combination with Anheuser Busch and certain deferred tax assets. This adjustment resulted in 1.8 billion US dollar recognized as an exceptional tax gain in 2017 – see also Note 12 – Income Taxes.

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of such temporary differences is unlikely to revert within 12 months.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 5 280m US dollar (2017: 4 449m US dollar; 2016: 4 499m US dollar). 1 954m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 136m US dollar, 153m US dollar and 725m US dollar expire within respectively 1, 2 and 3 years, while 2 311m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19.	Inventories

Million US dollar	2018	2017
Prepayments	123	101
Raw materials and consumables	2 387	2 304
Work in progress	363	387
Finished goods	1 215	1 216
Goods purchased for resale	146	111

Inventories	4 234	4 119
Inventories other than work in progress
Inventories stated at net realizable value	59	57

The cost of inventories recognized as an expense in 2018 amounts to 20 359m US dollar, included in cost of sales (2017: 21 386m US dollar; 2016: 17 803m US dollar).

Impairment losses on inventories recognized in 2018 amount to 72m US dollar (2017: 72m US dollar; 2016: 70m US dollar).

20.	Trade and other receivables

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2018	2017
Cash deposits for guarantees	197	209
Loans to customers	45	13
Deferred collection on disposals	53	11
Tax receivable, other than income tax	139	68
Trade and other receivables	335	533

	769	834

For the nature of cash deposits for guarantees see Note 31 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2018	2017
Trade receivables and accrued income	4 412	4 752
Interest receivable	19	6
Tax receivable, other than income tax	378	368
Loans to customers	143	166
Prepaid expenses	329	428
Other receivables	1 094	846

	6 375	6 566

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2018 and 2017 respectively:

	Net carrying amount as of 31 December 2018	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	4 412	4 092	239	52	20	9
Loans to customers	188	176	4	5	3	—
Interest receivable	19	19	—	—	—	—
Other receivables	1 094	1 051	13	26	4	—

	5 713	5 338	256	83	27	9

	Net carrying amount as of 31 December 2017	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	4 752	4 369	265	47	40	31
Loans to customers	179	179	—	—	—	—
Interest receivable	6	6	—	—	—	—
Other receivables	846	803	19	6	14	4

	5 783	5 357	284	53	54	35

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2018 amount to 43m US dollar (2017: 59m US dollar; 2016: 40m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 29 Risks arising from financial instruments.

21.	Cash and cash equivalents

Million US dollar	31 December 2018	31 December 2017
Short-term bank deposits	2 233	3 896
Cash and bank accounts	4 841	6 576

Cash and cash equivalents	7 074	10 472
Bank overdrafts	(114)	(117)

	6 960	10 355

The cash outstanding per 31 December 2018 includes restricted cash for an amount of 2m US dollar (31 December 2017: 2m US dollar). This restricted cash refers to outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 combination.

22.	Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations

Assets classified as held for sale

Million US dollar	31 December 2018	31 December 2017
Balance at the end of previous year	133	16 458
Disposals from SAB transaction-related divestitures	—	(15 514)
Reclassified to assets held for sale in the period	35	91
Disposals	(128)	(26)
Effect of movements in foreign exchange	(1)	132
Other movements	—	(1 008)

Balance at the end of year	39	133

Liabilities associated with assets held for sale

Million US dollar	31 December 2018	31 December 2017
Balance at the end of previous year	—	2 174
Disposals from SAB transaction-related divestitures	—	(1 166)
Other movements	—	(1 008)

Balance at the end of year	—	—

Completion of CCBA disposal

On 4 October 2017, AB InBev announced the completion of the transition of its 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”) for 3.15 billion US dollar, after customary adjustments. AB InBev stopped consolidating CCBA in its consolidated financial statements as of that date.

CCBA, the largest Coca-Cola bottler in Africa, was formed in 2016 through the combination of the African non-alcohol ready-to-drink bottling interests of SAB, The Coca-Cola Company and Gutsche Family Investments. It includes operations in the countries of South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte, and Comoros.

Furthermore, AB InBev completed in 2018 the sale of its carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company. AB InBev also entered into agreements to sell to The Coca-Cola Company all of its carbonated soft drink business in eSwatini (Swaziland) and certain non-alcoholic beverage brands in El Salvador and Honduras. The closing of these transactions is subject to customary closing conditions, including regulatory approvals. In El Salvador and Honduras, the company has executed long-term bottling agreements, which will become effective upon the closing of the El Salvador and Honduras brand divestitures.

In addition, the companies continue to work towards finalizing the terms and conditions for The Coca-Cola Company to acquire AB InBev’s interest in the bottling operations in Zimbabwe and Lesotho. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions. By 31 December 2018, the assets and liabilities of the above operations were not reported as assets classified as held for sale and liabilities associated with assets held for sale.

23.	Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during 2018:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar
At the end of the previous year	2 019	1 736
Changes during the period	—	—

	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

TREASURY SHARES	Treasury shares		Result on the use of treasury shares Million US dollar
	Million shares	Million US dollar
At the end of the previous year	85.5	(8 980)	(1 452)
Changes during the period	(23.0)	2 431	(931)

	62.5	(6 549)	(2 383)

As at 31 December 2018, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 62 502 473 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 325 999 817 restricted shares. As at 31 December 2018, the total of authorized, un-issued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination. From completion of the SAB combination, such restricted shares will rank equally with the ordinary shares with respect to dividends and voting rights.

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

During 2018, Ambev increased its investment in Cervecería Nacional Dominicana S.A. (“CND”) from 55% to 85%. As the related subsidiary was already fully consolidated, the purchase did not impact AB InBev’s profit, but reduced the non-controlling interests by 429m US dollar and increased the profit attributable to equity holders of AB InBev.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE – PURCHASE OF OWN SHARES

During 2018, the company proceeded with the following sale transactions:

•	1 251 602 shares were granted to executives of the group according to the company’s executive remuneration policy;

•	1 497 344 shares were sold, as a result of the exercise of options granted to employees of the group;

•	23 076 922 shares were delivered under deferred share instruments with former Grupo Modelo shareholders.

At the end of the period, the group owned 62 527 163 own shares of which 61 923 078 were held directly by AB InBev. The par value of the shares is 0.61 euro. As a consequence, the shares that were sold during the year 2018 represent 18 038 093 US dollar (15 753 779 euro) of the subscribed capital and the shares that the company still owned at the end of 2018 represent 43 672 135 US dollar (38 141 569 euro) of the subscribed capital.

DIVIDENDS

On 24 October 2018, an interim dividend of 0.80 euro per share or approximately 1 565m euro was approved by the Board of Directors. This interim dividend was paid out on 29 November 2018. On 28 February, in addition to the interim dividend paid on 29 November 2018, a dividend of 1.00 euro per share or 1 957m euro was proposed by the Board of Directors, reflecting a total dividend payment for the 2018 fiscal year of 1.80 euro per share or 3 522m euro.

On 25 October 2017, an interim dividend of 1.60 euro per share or 3 089m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2017. On 25 April 2018, in addition to the interim dividend paid on 16 November 2017, a dividend of 2.00 euro per share or 3 867m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2017 fiscal year of 3.60 euro per share or 6 956m euro. The dividend was paid out on 3 May 2018.

On 25 October 2016, an interim dividend of 1.60 euro per share or 3 091 euro was approved by the Board of Directors. This interim dividend was paid out on 17 November 2016. On 26 April 2017, in addition to the interim dividend paid on 17 November 2016, a dividend of 2.00 euro or 3 856m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2016 fiscal year of 3.60 euro per share or 6 947m euro. The dividend was paid out on 4 May 2017.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 31 December 2018, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

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

On 21 May 2018, AB InBev delivered the shares that were due under the deferred share instruments through the use of AB InBev treasury shares.

Until the delivery of the AB InBev shares, AB InBev paid a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders were compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument was classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 3 May 2018, the company paid a coupon of 2.00 euro per share or approximately 56m US dollar (2017: 3.60 euro per share or approximately 93m US dollar).

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 20 million of its own ordinary shares. As of 31 December 2018, the outstanding balance of loaned securities amounted to 20 million, of which 20 million were used to fulfil stock option plan commitments. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2018	(13 705)	586	(1 665)	(14 784)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(7 379)	—	—	(7 379)
Cash flow hedges	—	(92)	—	(92)
Re-measurements of post-employment benefits	—	—	98	98
Total comprehensive income	(7 379)	(92)	98	(7 373)

As per 31 December 2018	(21 084)	494	(1 567)	(22 157)

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2017	(14 758)	744	(1 612)	(15 626)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	1 053	—	—	1 053
Cash flow hedges	—	(158)	—	(158)
Re-measurements of post-employment benefits	—	—	(53)	(53)
Total comprehensive income	1 053	(158)	(53)	842

As per 31 December 2017	(13 705)	586	(1 665)	(14 784)

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2016	(11 493)	(1 217)	(1 400)	(14 110)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(3 265)	—	—	(3 265)
Foreign exchange contracts recognized in equity in relation to the SAB combination	—	(7 099)	—	(7 099)
Foreign exchange contracts reclassified from equity in relation to the SAB combination	—	8 837	—	8 837
Cash flow hedges	—	223	—	223
Re-measurements of post-employment benefits	—	—	(212)	(212)
Total comprehensive income	(3 265)	1 961	(212)	(1 516)

As per 31 December 2016	(14 758)	744	(1 612)	(15 626)

EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2018 is based on the profit attributable to equity holders of AB InBev of 4 368m US dollar (31 December 2017: 7 996m US dollar; 31 December 2016: 1 241m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2018	2017	2016
Issued ordinary and restricted shares at 1 January, net of treasury shares	1 934	1 934	1 606
Effect of restricted shares issued upon the SAB combination	—	—	94
Effect of shares issued and share buyback programs	—	—	(20)
Effect of stock lending	18	14	12
Effect of undelivered shares under the deferred share instrument	9	23	23
Effect of delivery of treasury shares	14	—	—

Weighted average number of ordinary and restricted shares at 31 December	1 975	1 971	1 717

The calculation of diluted earnings per share for the year ended 31 December 2018 is based on the profit attributable to equity holders of AB InBev of 4 368m US dollar (31 December 2017: 7 996m US dollar; 31 December 2016: 1 241m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2018	2017	2016
Weighted average number of ordinary and restricted shares at 31 December	1 975	1 971	1 717
Effect of share options, warrants and restricted stock units	36	39	38

Weighted average number of ordinary and restricted shares (diluted) at 31 December	2 011	2 010	1 755

43

The calculation of earnings per share before exceptional items and discontinued operations is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2018	2017	2016
Profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev	6 793	7 967	4 853
Exceptional items, before taxes (refer to Note 8)	(715)	(662)	(394)
Exceptional finance income/(cost), before taxes (refer to Note 8)	(1 982)	(693)	(3 356)
Exceptional taxes (refer to Note 8)	240	830	77
Exceptional non-controlling interest (refer to Note 8)	32	526	13
Profit from discontinued operations	—	28	48

Profit attributable to equity holders of AB InBev	4 368	7 996	1 241

The calculation of the Underlying EPS1 is based on the profit before exceptional items, discontinued operations, mark-to-market losses and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, discontinued operations, mark-to-market losses and hyperinflation impacts, attributable to equity holders of AB InBev to profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev, is calculated as follows:

Million US dollar	2018	2017	2016
Profit before exceptional items, discontinued operations, mark-to-market losses and hyperinflation impacts, attributable to equity holders of AB InBev	8 644	8 258	5 237
Mark-to-market losses on certain derivatives related to the hedging of share-based payment programs (refer to Note 11)	(1 774)	(291)	(384)
Hyperinflation impacts	(77)	—	—

Profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev	6 793	7 967	4 853

The table below sets out the EPS calculation:

Million US dollar	2018	2017	2016
Profit attributable to equity holders of AB InBev	4 368	7 996	1 241
Weighted average number of ordinary and restricted shares	1 975	1 971	1 717
Basic EPS from continuing and discontinued operations	2.21	4.06	0.72
Profit from continuing operations attributable to equity holders of AB InBev	4 368	7 968	1 193
Weighted average number of ordinary and restricted shares	1 975	1 971	1 717
Basic EPS from continuing operations	2.21	4.04	0.69
Profit from continuing operations before exceptional items, attributable to equity holders of AB InBev	6 793	7 967	4 853
Weighted average number of ordinary and restricted shares	1 975	1 971	1 717
Basic EPS from continuing operations before exceptional items	3.44	4.04	2.83
Profit before exceptional items, discontinued operations, mark-to-market losses and hyperinflation impacts, attributable to equity holders of AB InBev	8 644	8 258	5 237
Weighted average number of ordinary and restricted shares	1 975	1 970	1 717
Underlying EPS[2]	4.38	4.19	3.05
Profit attributable to equity holders of AB InBev	4 368	7 996	1 241
Weighted average number of ordinary and restricted shares (diluted)	2 011	2 010	1 755
Diluted EPS from continuing and discontinued operations	2.17	3.98	0.71
Profit from continuing operations attributable to equity holders of AB InBev	4 368	7 968	1 193
Weighted average number of ordinary and restricted shares (diluted)	2 011	2 010	1 755
Diluted EPS from continuing operations	2.17	3.96	0.68
Profit from continuing operations before exceptional items, attributable to equity holders of AB InBev	6 793	7 967	4 853
Weighted average number of ordinary and restricted shares (diluted)	2 011	2 010	1 755
Diluted EPS from continuing operations before exceptional items	3.38	3.96	2.77

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 63m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2018 (31 December 2016 and 2017: 5m share options).

[1]	See glossary.
[2]	See glossary.

44

24.	Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 29 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	31 December 2018	31 December 2017
Secured bank loans	109	230
Unsecured bank loans	86	153
Unsecured bond issues	105 170	108 327
Unsecured other loans	57	53
Finance lease liabilities	162	186

Non-current interest-bearing loans and borrowings	105 584	108 949

CURRENT LIABILITIES Million US dollar	31 December 2018	31 December 2017
Secured bank loans	370	272
Commercial papers	1 142	1 870
Unsecured bank loans	22	739
Unsecured bond issues	2 626	4 510
Unsecured other loans	14	15
Finance lease liabilities	42	27

Current interest-bearing loans and borrowings	4 216	7 433

The current and non-current interest-bearing loans and borrowings amount to 109.8 billion US dollar as of 31 December 2018, compared to 116.4 billion US dollar as of 31 December 2017.

Commercial papers amount to 1.1 billion US dollar as of 31 December 2018 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

During 2018, AB InBev completed the issuance of the following series of bonds:

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
23 January 2018	1 500	Euro	3M EURIBOR + 30 bps	15 April 2024
23 January 2018	2 000	Euro	1.150%	22 January 2027
23 January 2018	750	Euro	2.000%	23 January 2035
4 April 2018	1 500	USD	3.500%	12 January 2024
4 April 2018	2 500	USD	4.000%	13 April 2028
4 April 2018	1 500	USD	4.375%	15 April 2038
4 April 2018	2 500	USD	4.600%	15 April 2048
4 April 2018	1 500	USD	4.750%	15 April 2058
4 April 2018	500	USD	3M LIBOR + 74 bps	12 January 2024

On 19 March, the company redeemed the entire outstanding principal amount of the Anheuser-Busch InBev Worldwide notes with a principal amount of 2.5 billion US dollar due in 2019 bearing interest at 7.75%.

On 23 April, the company redeemed the entire outstanding principal amount of certain notes due in 2019 and 2020. The total principal amount of the notes that were retired is approximately 7.8 billion US dollar.

On 6 June, the company redeemed the entire outstanding principal amount of the Anheuser-Busch InBev Worldwide notes due 2020. The total principal amount of notes that were retired is 1.0 billion US dollar.

On 13 December, the company redeemed the entire outstanding principal amount of the Anheuser-Busch InBev Finance notes due 2021. The total principal amount of notes that were retired is 2.5 billion US dollar.

The redemption of these notes was financed with cash.

On 26 November, the company announced the final results of a U.S. private exchange offer for a series of six notes issued by Anheuser-Busch InBev Finance for notes co-issued by Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Worldwide Inc. The total principal amount of notes exchanged listed below is 23.5 billion US dollar.

Issuer	Title of series of notes issued exchanged	Original principal amount outstanding (in million US dollar)	Principal amount outstanding exchanged (in million US dollar)	Principal amount not exchanged (in million US dollar)
Anheuser-Busch InBev Finance	4.9% Notes due 2046	11 000	9 543	1 457
Anheuser-Busch InBev Finance	4.7% Notes due 2036	6 000	5 385	615
Anheuser-Busch InBev Finance	3.65% Notes due 2026	11 000	8 555	2 445

AB InBev is in compliance with all its debt covenants as of 31 December 2018. The 2010 senior facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2018 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	479	370	38	14	26	31
Commercial papers	1 142	1 142	—	—	—	—
Unsecured bank loans	108	22	—	86	—	—
Unsecured bond issues	107 796	2 626	5 259	8 039	17 180	74 692
Unsecured other loans	71	14	18	7	9	23
Finance lease liabilities	204	42	19	17	12	114

	109 800	4 216	5 334	8 163	17 227	74 860

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2017 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	502	272	128	18	33	51
Commercial papers	1 870	1 870	—	—	—	—
Unsecured bank loans	892	739	122	31	—	—
Unsecured bond issues	112 837	4 510	9 956	9 389	18 441	70 541
Unsecured other loans	68	15	18	7	3	25
Finance lease liabilities	213	27	29	20	23	114

	116 382	7 433	10 253	9 465	18 500	70 731

FINANCE LEASE LIABILITIES Million US dollar	2018 Payments	2018 Interests	2018 Principal	2017 Payments	2017 Interests	2017 Principal
Less than one year	62	20	42	42	15	27
Between one and two years	37	18	19	42	13	29
Between two and three years	33	16	17	31	11	20
Between three and five years	33	21	12	40	17	23
More than 5 years	151	37	114	146	32	114

	317	112	205	301	88	213

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

AB InBev’s net debt decreased to 102.5 billion US dollar as of 31 December 2018, from 104.4 billion US dollar as of 31 December 2017. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the acquisition by Ambev of additional shares in Cervecería Nacional Dominicana S.A. (“CND”) following the partial exercise by E. León Jimenes S.A. (“ELJ”) of its put option (0.9 billion US dollar), the payment to Molson Coors Brewing Company related to a purchase price adjustment on the disposal completed on 11 October 2016 of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the “Miller International Business” (0.3 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (7.8 billion US dollar), the payment of interests and taxes (7.1 billion US dollar) and the impact of changes in foreign exchange rates (2.1 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as at 31 December:

Million US dollar	31 December 2018	31 December 2017
Non-current interest-bearing loans and borrowings	105 584	108 949
Current interest-bearing loans and borrowings	4 216	7 433

Interest-bearing loans and borrowings	109 800	116 382
Bank overdrafts	114	117
Cash and cash equivalents	(7 074)	(10 472)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(267)	(309)
Debt securities (included within Investment securities)	(111)	(1 328)

Net debt	102 462	104 391

RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated statement of cash flows from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2018	108 949	7 433
Proceeds from borrowings	15 111	2 672
Payments on borrowings	(13 925)	(8 564)
Amortized cost	47	255
Unrealized foreign exchange effects	(1 837)	(298)
Current portion of long-term debt	(2 732)	2 732
Other movements	(29)	(14)

Balance at 31 December 2018	105 584	4 216

25. Employee benefits

AB InBev sponsors various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2018, contributions paid into defined contribution plans for the company amounted to 116m US dollar compared to 118m US dollar for 2017 and 77m US dollar for 2016.

DEFINED BENEFIT PLANS

During 2018, the company contributed to 84 defined benefit plans, of which 62 are retirement or leaving service plans, 18 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 175m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2018, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 2 665m US dollar as of 31 December 2018 compared to 2 971m US dollar as of 31 December 2017. In 2018, the fair value of the plan assets decreased by 564m US dollar and the defined benefit obligations decreased by 842m US dollar. The decrease in the employee benefit net liability is mainly driven by increases in discount rates and favorable foreign exchange movements.

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2018	2017
Present value of funded obligations	(6 762)	(7 506)
Fair value of plan assets	5 059	5 623

Present value of net obligations for funded plans	(1 703)	(1 883)
Present value of unfunded obligations	(806)	(904)

Present value of net obligations	(2 509)	(2 787)
Unrecognized asset	(77)	(111)

Net liability	(2 586)	(2 898)
Other long term employee benefits	(79)	(73)
Reclassified as held for sale	—	—

Total employee benefits	(2 665)	(2 971)
Employee benefits amounts in the balance sheet:
Liabilities	(2 681)	(2 993)
Assets	16	22

Net liability	(2 665)	(2 971)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2018	2017	2016
Defined benefit obligation at 1 January	(8 410)	(7 952)	(7 594)
Current service costs	(72)	(74)	(73)
Interest cost	(322)	(340)	(347)
Past service gain/(cost)	(3)	17	8
Settlements	45	6	174
Benefits paid	493	502	482
Contribution by plan participants	(3)	(4)	(4)
Acquisition and disposal through business combination	—	—	(260)
Actuarial gains/(losses) – demographic assumptions	27	24	(1)
Actuarial gains/(losses) – financial assumptions	350	(264)	(607)
Experience adjustments	14	(21)	37
Exchange differences	313	(343)	256
Transfers and other movements	—	39	(23)

Defined benefit obligation at 31 December	(7 568)	(8 410)	(7 952)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.6 billion US dollar relating to active employees, 1.5 billion US dollar relating to deferred members and 4.5 billion US dollar relating to members in retirement.

The changes in the fair value of plan assets are as follows:

Million US dollar	2018	2017	2016
Fair value of plan assets at 1 January	5 623	5 177	5 075
Interest income	225	239	249
Administration costs	(14)	(22)	(24)
Return on plan assets exceeding interest income	(333)	233	297
Contributions by AB InBev	307	315	302
Contributions by plan participants	3	4	4
Benefits paid net of administration costs	(493)	(502)	(478)
Acquisition through business combination	—	—	68
Assets distributed on settlements	(45)	(7)	(164)
Exchange differences	(214)	214	(155)
Transfers and other movements	—	(28)	3

Fair value of plan assets at 31 December	5 059	5 623	5 177

Actual return on plans assets amounted to a loss of 108m US dollar in 2018 compared to a gain of 472m US dollar in 2017.

The changes in the unrecognized asset are as follows:

Million US dollar	2018	2017	2016
Irrecoverable surplus impact at 1 January	(111)	(168)	(137)
Interest expense	(10)	(17)	(17)
Changes excluding amounts included in interest expense	44	74	14

Irrecoverable surplus impact at 31 December	(77)	(111)	(168)

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2018	2017	2016
Current service costs	(72)	(74)	(73)
Administration costs	(14)	(22)	(24)
Past service cost due to plan amendments and curtailments	(3)	17	8
(Losses)/gains on settlements	—	—	10
(Losses)/gains on due to experience and demographic assumption changes	3	3	—

Profit from operations	(86)	(76)	(79)
Net finance cost	(107)	(120)	(115)

Total employee benefit expense	(193)	(196)	(194)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2018	2017	2016
Cost of sales	(26)	(24)	(59)
Distribution expenses	(11)	(10)	(9)
Sales and marketing expenses	(16)	(15)	(13)
Administrative expenses	(28)	(29)	(15)
Other operating (expense)/income	(6)	(4)	10
Exceptional items	1	6	7
Net finance cost	(107)	(120)	(115)

	(193)	(196)	(194)

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the balance sheet date are as follows:

	2018
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	4.3%	3.9%	9.0%	8.9%	2.8%	4.3%
Price inflation	2.5%	2.0%	3.5%	4.0%	3.4%	2.7%
Future salary increases	—	1.0%	4.3%	7.6%-5.6%	—	3.8%
Future pension increases	—	2.0%	3.5%	4.0%	3.0%	2.8%
Medical cost trend rate	6.5%-4.5%	4.5%	—	7.6%	—	6.8%-6.0%
Life expectation for a 65 year old male	85	87	82	85	87	85
Life expectation for a 65 year old female	87	89	85	88	89	87

	2017
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	3.7%	3.6%	8.0%	10.0%	2.6%	4.0%
Price inflation	2.5%	2.0%	3.5%	4.3%	3.3%	2.7%
Future salary increases	—	1.0%	4.3%	5.6%	—	3.5%
Future pension increases	—	2.0%	3.5%	4.3%	3.0%	2.8%
Medical cost trend rate	6.2%-5.0%	4.5%	—	7.9%	—	6.8%-6.4%
Life expectation for a 65 year old male	85	87	82	85	87	85
Life expectation for a 65 year old female	88	89	85	88	89	88

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

The weighted average duration of the defined benefit obligation is 13.3 years (2017: 13.8 years; 2016: 14.0 years).

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Million US dollar	2018
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(468)	501
Price inflation	0.5%	152	(163)
Future salary increase	0.5%	28	(26)
Medical cost trend rate	1.0%	45	(39)
Longevity	One year	220	(229)

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear.

Sensitivities are reasonably possible changes in assumptions and they are calculated using the same approach as was used to determine the defined benefit obligation. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2018			2017
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	32%	—	32%	27%	—	27%
Corporate bonds	36%	—	36%	37%	—	37%
Equity instruments	22%	—	22%	26%	—	26%
Property	—	4%	4%	—	4%	4%
Insurance contracts and others	4%	2%	6%	5%	1%	6%

	94%	6%	100%	95%	5%	100%

AB InBev expects to contribute approximately 246m US dollar for its funded defined benefit plans and 73m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2019.

26. Share-based payments1

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term incentive stock option plan for directors (“LTI Stock Option Plan Directors”), and the long-term incentive stock-option plan for executives (“LTI Stock Option Plan Executives”). For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled.

Share-based payment transactions resulted in a total expense of 353m US dollar for the year 2018, as compared to 359m US dollar for the year 2017 and 228m for the year 2016.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives in the general headquarters, has been modified. From 1 January 2011, the new plan structure applies to all other senior management. Under this plan, the Executive Board of Management (replaced as from 1 January 2019 by the Executive Committee) and other senior employees receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. Such voluntary investment leads to a 10% discount to the market price of the shares. The company also matches such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The matching is based on the gross amount of the variable compensation invested. The discount shares and matching shares are granted in the form of restricted stock units which have a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

During 2018, AB InBev issued 1.5m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 158m US dollar and cliff vest after five years. During 2017, AB InBev issued 0.3m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 31m US dollar and cliff vest after five years.

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

Since 2007, members of the Executive Board of Management (replaced as from 1 January 2019 by the Executive Committee) and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan and the LTI Stock Option Plan Executives.

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

During 2018, AB InBev granted 0.2m stock options to members of the board of directors, representing a fair value of approximately 4m US dollar (2017: 0.2m stock options with a fair value of approximately 4m US dollar).

LTI Stock Option Plan for Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

During 2018 AB InBev issued 7.2m LTI stock options with an estimated fair value of 102m US dollar. During 2017 AB InBev issued 7.8m LTI stock options with an estimated fair value of 149m US dollar, whereby 1.4m options relate to American Depositary Shares (ADSs) and 6.4m options to AB InBev shares.

Performance related incentive plan for Disruptive Growth Function

In 2016 the company implemented a new performance related incentive plan which substitutes the long-term incentive stock option plan for executives of the Disruptive Growth Function. This function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences such as brew pubs.

During 2018, approximately 2.7m performance units were granted to senior management of the Disruptive Growth Function (2017: approximately 2.0m performance units). The value of the performance units will depend on the return of the Disruptive Growth business area. Out of these, 0.1m performance units were granted to a member of the Executive Board of Management.

The units vest after 5 years provided a performance test is met. Specific forfeiture rules apply in case the executive leaves the company.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2018, 2.3m restricted stock units with an estimated fair value of 184m US dollar were granted under this program to a selected number of employees (2017: 0.1m restricted stock units with an estimated fair value of 9m US dollar).

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. As a variant under this program, the restricted stock units may be granted with a shorter vesting period of 2.5 to 3 years for the first half and 5 years for the second half of the restricted stock units. In case of termination of service before the vesting date, special forfeiture rules apply. As of 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. Each option gives the grantee the right to purchase one existing AB InBev share. During 2018, approximately 0.4m restricted stock units were granted with an estimated fair value of 35m US dollar (2017: 0.8m stock options with an estimated fair value of 15m US dollar).

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2018, employees purchased 0.1m shares under this program for the equivalent of 1m US dollar (2017: equivalent of 5m US dollar).

In 2018 a new program was implemented allowing for the offer of performance based restricted stock units (“Performance RSUs”) to certain members of the company’s senior management. Upon vesting, each RSU gives the executive the right to receive one existing AB InBev share. The Performance RSUs can have a vesting period of 5 years or of 10 years. The shares resulting from the RSU vesting will only be delivered provided a performance test is met by the company. This performance test is based on an organic EBITDA compounded annual growth rate target which must be achieved by 31 December 2024 at the latest. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date.

During 2018, AB InBev granted 0.5m Performance RSUs to a selected group of members of the senior management of the company, including a number of members of the Executive Board of Management, under the Performance Restricted Stock Units Plan, with an estimated fair value of 46m US dollar.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program can be executed whereby unvested options are exchanged against restricted shares that remain locked-up until 5 years after the end of the initial vesting period. The shares that result from the exercise of the options must in principle remain locked-up until 31 December 2023. In 2018, no options were exchanged against ordinary blocked shares (2017: 0.3m options were exchanged against ordinary blocked shares). Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and compensated by the issuance of new additional options. In 2018 and 2017, no new options were issued.

The Board has also approved the early release of vesting conditions of unvested stock options or restricted stock units which are vesting within 6 months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the restricted stock units must remain blocked until the end of the initial vesting period. In 2018, the vesting of 0.3m stock options and restricted stock units was accelerated under this program for other members of the senior management. Out of these, the vesting of 0.3m stock options and restricted stock units was accelerated for members of the Executive Board of Management.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2018 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2018	2017	2016
Fair value of options granted	16.92	19.94	17.40
Share price	98.66	117.77	103.77
Exercise price	98.66	117.77	103.77
Expected volatility	23%	23%	24%
Expected dividends	3.00%	3.00%	3.00%
Risk-free interest rate	0.39%	0.72%	0.54%

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

The total number of outstanding AB InBev options developed as follows:

Million options	2018	2017	2016
Options outstanding at 1 January	93.0	64.9	47.6
Options issued during the year	5.2	35.0	20.4
Options exercised during the year	(1.7)	(3.0)	(2.2)
Options forfeited during the year	(4.0)	(3.9)	(0.9)

Options outstanding at the end of December	92.6	93.0	64.9

The range of exercise prices of the outstanding options is between 10.32 euro (11.82 US dollar)1 and 121.95 euro (139.63 US dollar) while the weighted average remaining contractual life is 8.39 years.

Of the 92.6m outstanding options 16.2m are vested at 31 December 2018.

The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar[1]	2018	2017	2016
Options outstanding at 1 January	98.32	76.25	64.50
Granted during the year	104.77	117.24	104.71
Exercised during the year	44.96	38.94	32.45
Forfeited during the year	113.19	108.26	88.68
Outstanding at the end of December	94.74	98.32	76.25
Exercisable at the end of December	21.40	59.66	40.62

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

For share options exercised during 2018, the weighted average share price at the date of exercise was 79.22 euro (90.71 US dollar).

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2018	2017	2016
Restricted stock units outstanding at 1 January	5.4	5.8	5.6
Restricted stock units issued during the year	2.3	0.7	1.4
Restricted stock units exercised during the year	(0.5)	(0.7)	(1.1)
Restricted stock units forfeited during the year	(1.2)	(0.4)	(0.1)

Restricted stock units outstanding at the end of December	6.0	5.4	5.8

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 0.4m deferred stock units in 2018 with an estimated fair value of 2m US dollar.

Since 2018, Ambev has a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 13.1m restricted stock units in 2018 with an estimated fair value of 66m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2018, Ambev granted 19.5m LTI stock options with an estimated fair value of 30m US dollar. (2017: 20.4m LTI stock options with an estimated fair value of 42m US Dollar)

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2018 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2018	2017	2016
Fair value of options granted	1.47	1.97	1.90
Share price	4.66	5.99	5.27
Exercise price	4.66	5.99	5.27
Expected volatility	26%	27%	27%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%	0.00% - 5.00%
Risk-free interest rate	9.6%	10.10%	12.40%

The total number of outstanding Ambev options developed as follows:

Million options	2018	2017	2016
Options outstanding at 1 January	135.2	131.3	121.7
Options issued during the year	19.9	20.4	24.8
Options exercised during the year	(10.0)	(13.5)	(11.6)
Options forfeited during the year	(3.8)	(2.9)	(3.7)

Options outstanding at the end of December	141.3	135.2	131.3

The range of exercise prices of the outstanding options is between 0.01 Brazilian real (0.00 US dollar) and 27.43 Brazilian real (7.08 US dollar) while the weighted average remaining contractual life is 6.27 years.

Of the 141.3m outstanding options 55.5m options are vested at 31 December 2018.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2018	2017	2016
Options outstanding at 1 January	3.94	4.19	3.17
Granted during the year	4.66	5.99	5.27
Exercised during the year	1.93	1.76	0.77
Forfeited during the year	4.79	5.41	3.94
Outstanding at the end of December	4.17	4.92	4.26
Exercisable at the end of December	0.58	1.14	1.12

For share options exercised during 2018, the weighted average share price at the date of exercise was 21.03 Brazilian real (5.63 US dollar).

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The total number of outstanding Ambev deferred and restricted stock units developed as follows:

Million restricted stock units	2018	2017	2016
Restricted stock units outstanding at 1 January	16.3	19.3	19.1
Restricted stock units issued during the year	13.5	0.8	7.3
Restricted stock units exercised during the year	(3.7)	(2.9)	(6.1)
Restricted stock units forfeited during the year	(1.1)	(0.9)	(1.0)

Restricted stock units outstanding at the end of December	25.0	16.3	19.3

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential”, share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to lockup periods of five and ten years, respectively.

During 2018, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.1m AB InBev shares (0.1m AB InBev shares in 2017) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 1m US dollar (2m US dollar in 2017) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

27. Provisions

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2018	153	1 383	864	2 400
Effect of changes in foreign exchange rates	(7)	(65)	(43)	(115)
Provisions made	69	195	271	535
Provisions used	(75)	(377)	(354)	(806)
Provisions reversed	(2)	(54)	—	(56)
Other movements	(8)	(5)	(27)	(40)

Balance at 31 December 2018	130	1 077	711	1 918

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2017	232	1 466	848	2 546
Effect of changes in foreign exchange rates	15	20	38	73
Acquisitions through business combinations	—	—	—	—
Provisions made	88	185	35	308
Provisions used	(186)	(135)	(99)	(419)
Provisions reversed	(2)	(160)	2	(160)
Other movements	6	7	39	52

Balance at 31 December 2017	153	1 383	864	2 400

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 Exceptional items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years
Restructuring	130	63	18	47	2
Income and indirect taxes	627	365	141	83	38
Labor	136	44	12	73	7
Commercial	34	14	6	13	1
Excise duties	18	—	3	15	—
Other disputes	262	7	102	153	—

Disputes	1 077	430	264	337	46
Other provisions	711	273	213	225	—

Total provisions	1 918	766	495	609	48

AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union and a similar scheme in South Korea. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2018, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

28. Trade and other payables

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	31 December 2018	31 December 2017
Indirect taxes payable	194	157
Trade payables	238	380
Deferred consideration on acquisitions	1 247	699
Other payables	138	226

Non-current trade and other payables	1 816	1 462

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	31 December 2018	31 December 2017
Trade payables and accrued expenses	15 512	15 240
Payroll and social security payables	900	1 284
Indirect taxes payable	2 633	2 862
Interest payable	1 616	1 790
Consigned packaging	1 093	1 111
Dividends payable	331	479
Deferred income	32	30
Deferred consideration on acquisitions	163	1 723
Other payables	289	243

Current trade and other payables	22 568	24 762

As at 31 December 2018, deferred consideration on acquisitions is mainly comprised of 0.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”). In January 2018, ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar, resulting in Ambev’s participation in CND increasing from 55% to 85%.

29. Risks arising from financial instruments

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below is an overview of financial assets1 held by the company at year-end:

Million US dollar	31 December 2018	31 December 2017
Debt instruments at amortized cost
Trade and other receivables	6 298	6 537
Debt instruments at fair value through OCI
Unquoted debt	24	24
Debt instruments at fair value through profit or loss
Quoted debt	87	1 304
Equity instruments at fair value through OCI
Unquoted companies	84	76
Financial assets at fair value through profit or loss
Derivatives not designated in hedge accounting relationships:
Equity swaps	—	21
Interest rate swaps	9	—
Cross currency interest rate swaps	32	9
Other derivatives	20	1
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	191	151
Interest rate swaps	—	14
Commodities	54	246

	6 799	8 383
Of which:
Non-current	1 068	959
Current	5 731	7 444

[1]	Cash and short term deposits are not included in this overview.

Set out below is an overview of financial liabilities held by the company at year-end:

Million US dollar	31 December 2018	31 December 2017
Financial liabilities at fair value through profit or loss
Derivatives not designated in hedge accounting relationships:
Equity swaps	4 877	1 057
Cross currency interest rate swaps	387	906
Other derivatives	456	2
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	132	211
Cross currency interest rate swaps	103	—
Interest rate swaps	56	37
Commodities	273	67
Other derivatives	56	73
Financial liabilities at amortized cost
Trade and other payables	20 658	21 921
Non-current interest-bearing loans and borrowings:
Secured bank loans	109	230
Unsecured bank loans	86	153
Unsecured bond issues	105 170	108 327
Unsecured other loans	57	53
Finance lease liabilities	162	186
Current interest-bearing loans and borrowings:
Secured bank loans	370	272
Unsecured bank loans	22	739
Unsecured bond issues	2 626	4 510
Unsecured other loans	14	15
Commercial paper	1 142	1 870
Bank overdrafts	114	117
Finance lease liabilities	42	27

	136 912	140 773
Of which:
Non-current	108 012	111 191
Current	28 899	29 582

DERIVATIVES

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps.

The table below provides an overview of the notional amounts of derivatives outstanding at year-end by maturity bucket.

	31 December 2018					31 December 2017
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	11 423	190	—	—	—	11 637	233	—	—	—
Foreign currency futures	648	—	—	—	—	655	—	—	—	—
Interest rate
Interest rate swaps	2 250	750	28	1 873	36	1 075	2 250	750	1 883	88
Cross currency interest rate swaps	1 807	51	16	6 464	681	711	1 797	—	5 900	1 176
Other interest rate derivatives	4	—	—	—	565	—	—	5	—	565
Commodities
Aluminum swaps	1 597	73	—	—	—	1 412	21	—	—	—
Other commodity derivatives	1 241	32	—	—	—	1 214	144	—	—	—
Equity
Equity derivatives	11 347	—	—	—	—	11 799	—	—	—	—

FOREIGN CURRENCY RISK

AB InBev is subject to foreign currency risk when contracts are denominated in a currency other than the functional currency of the entity. This includes borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income. To manage foreign currency risk the company uses mainly foreign currency rate agreements, exchange traded foreign currency futures and cross currency interest rate swaps.

Foreign exchange risk on operating activities

AB InBev’s policy is to hedge operating transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operating transactions that are considered certain to occur are hedged without any time limits. Non-operating transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are highly probable.

The table below shows the company’s main net foreign currency positions for firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	31 December 2018			31 December 2017
	Total	Total	Open	Total	Total	Open
Million US dollar	exposure	hedges	position	exposure	hedges	position
Euro/Canadian dollar	(39)	39	—	(32)	32	—
Euro/Mexican peso	(187)	182	(5)	(275)	246	(29)
Euro/Pound sterling	(239)	213	(26)	(82)	110	28
Euro/Russian ruble	—	—	—	(58)	68	10
Euro/South African rand	(90)	52	(38)	(84)	84	—
Euro/South Korean won	(51)	59	8	(53)	44	(9)
Euro/Ukrainian hryvnia	—	—	—	(58)	—	(58)
Euro/US dollar	(415)	404	(11)	(271)	425	154
Mexican peso/Chinese yuan	(216)	199	(17)	—	—	—
Mexican peso/Euro	(300)	301	1	—	—	—
Pound sterling/Euro	(34)	34	—	(87)	128	41
Pound sterling/US dollar	—	—	—	(40)	40	—
US dollar/Argentinian peso	(573)	484	(89)	(678)	678	—
US dollar/Australian dollar	(209)	209	—	(469)	192	(277)
US dollar/Bolivian boliviano	(76)	76	—	(20)	20	—
US dollar/Brazilian real	(1 303)	1 223	(80)	(1 184)	1 184	—
US dollar/Canadian dollar	(362)	286	(76)	(306)	306	—
US dollar/Chilean peso	(156)	155	1	(324)	324	—
US dollar/Chinese yuan	(201)	249	48	(303)	134	(169)
US dollar/Colombian peso	(287)	219	(68)	(319)	195	(124)
US dollar/Euro	(80)	78	(2)	(157)	145	(12)
US dollar/Mexican peso	(1 151)	1 082	(69)	(1 143)	873	(270)
US dollar/Nigerian naira	—	—	—	(172)	—	(172)
US dollar/Paraguayan guarani	(177)	166	(11)	(108)	108	—
US dollar/Peruvian nuevo sol	(157)	149	(8)	(255)	154	(101)
US dollar/Russian ruble	—	—	—	(45)	30	(15)
US dollar/South African rand	(80)	83	3	(72)	66	(6)
US dollar/South Korean won	(114)	128	14	(20)	60	40
US dollar/Ukrainian hryvnia	—	—	—	(18)	—	(18)
US dollar/Uruguayan peso	(40)	41	1	(57)	57	—
Others	(321)	264	(57)	(124)	104	(20)

Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below.

Hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

Foreign exchange risk on foreign currency denominated debt

It is AB InBev’s policy for subsidiaries to issue debt in its functional currency to the extent possible. Where this is not the case, hedging is put in place unless the cost to hedge outweighs the benefits. On a global basis, the interest rate and debt profile as well as the preferred currency mix are determined based on a holistic risk management approach.

A description of the foreign currency risk hedging of debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

Currency sensitivity analysis

Currency transactional risk

Most of AB InBev’s non-derivative financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Australian dollar, Chinese yuan, Colombian peso, Mexican peso, Peruvian nuevo sol, pound sterling, South African rand and South Korean won against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2018
	Closing rate 31 December 2018	Possible closing rate[1]	Volatility of rates in %
Euro/Mexican peso	22.54	19.21 - 25.86	14.75%
Euro/Pound sterling	0.89	0.84 - 0.95	6.03%
Euro/South Korean won	1277.14	1181.98 - 1372.3	7.45%
Euro/US dollar	1.15	1.06 - 1.23	7.32%
Pound sterling/US dollar	1.28	1.17 - 1.39	8.45%
US dollar/Australian dollar	1.42	1.30 - 1.54	8.50%
US dollar/Chinese yuan	6.88	6.57 - 7.18	4.45%
US dollar/Colombian peso	3246.70	2868.9 - 3624.5	11.64%
US dollar/Euro	0.87	0.81 - 0.94	7.32%
US dollar/Mexican peso	19.68	17.12 - 22.24	13.00%
US dollar/Nigerian naira	362.54	354.9 - 370.18	2.11%
US dollar/Peruvian nuevo sol	3.37	3.24 - 3.50	3.90%
US dollar/South African rand	14.37	11.96 - 16.79	16.82%
US dollar/South Korean won	1115.40	1029.1 - 1201.71	7.74%
US dollar/Tanzanian shilling	2298.32	2211.95 - 2384.69	3.76%
US dollar/Zambian kwacha	11.88	10.28 - 13.47	13.41%

	2017
	Closing rate 31 December 2017	Possible closing rate[2]	Volatility of rates in %
Euro/Mexican peso	23.67	20.81 - 26.53	12.07%
Euro/Pound sterling	0.89	0.82 - 0.96	7.94%
Euro/Russian ruble	69.12	60.86 - 77.38	11.95%
Euro/South Korean won	1 280.41	1 181.37 – 1 379.44	7.73%
Euro/Ukrainian hryvnia	33.66	30.39 - 36.93	9.72%
Euro/US dollar	1.20	1.11 - 1.28	7.12%
Pound sterling/US dollar	1.35	1.16 - 1.54	13.99%
US dollar/Australian dollar	1.28	1.18 - 1.38	7.50%
US dollar/Chinese yuan	6.51	6.15 - 6.86	5.45%
US dollar/Colombian peso	2 988.60	2 732.94 – 3 244.26	8.55%
US dollar/Euro	0.83	0.77 - 0.89	7.12%
US dollar/Mexican peso	19.74	17.45 - 22.02	11.59%
US dollar/Nigerian naira	360.03	284.18 - 435.87	21.07%
US dollar/Peruvian nuevo sol	3.24	3.11 - 3.38	4.19%
US dollar/Russian ruble	57.63	51.43 - 63.83	10.76%
US dollar/South African rand	12.35	10.44 - 14.25	15.39%
US dollar/South Korean won	1 067.63	921.4 –1 213.86	13.70%
US dollar/Tanzanian shilling	2 235.44	2 176.76 – 2 294.12	2.63%
US dollar/Ukrainian hryvnia	28.07	26.86 - 29.27	4.30%
US dollar/Zambian kwacha	9.98	8.91 - 11.05	10.72%

Had the Australian dollar, Chinese yuan, Colombian peso, Mexican peso, Peruvian nuevo sol, pound sterling, South African rand and South Korean won weakened/strengthened during 2018 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2018 impact on consolidated profit before taxes would have been approximately 76m US dollar (142m US dollar in 2017; 112m US dollar in 2016) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2018, shows a positive/negative pre-tax impact on equity reserves of 587m US dollar (639m US dollar in 2017; 774m US dollar in 2016).

Foreign exchange risk on net investments in foreign operations

AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative financial instruments as hedging instruments.

As of 31 December 2018, designated derivative and non-derivative financial instruments in net investment hedges amount to 9 773m US dollar equivalent (7 424m US dollar in 2017) in Holding companies and approximately 632m US dollar equivalent (1 669m US dollar in 2017) at Ambev level. These instruments hedge foreign operations with Brazilian real, Canadian dollar, Dominican peso, euro, Mexican peso, pound sterling, South Korean won and US dollar functional currencies.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2018.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017.

Net foreign exchange results

Foreign exchange results recognized on unhedged and hedged exposures are as follows:

Million US dollar	2018	2017	2016
Cash flow hedges	—	(13)	(53)
Economic hedges	(210)	(49)	(36)
Other results - not hedged	216	(242)	68

	6	(304)	(21)

INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

Fair value hedges

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.0 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in a fair value hedge accounting relationship.

Cash flow hedges

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In September 2013, the company issued a pound sterling bond for 500m pound sterling at a rate of 4.00% per year and maturing in September 2025. The impact of changes in the pound sterling exchange rate and interest rate on this bond is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in a cash flow hedge accounting.

Economic Hedges

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2018 and 2017, Ambev invested in highly liquid Brazilian real denominated government debt securities. The company also entered into interest rate future contracts in order to offset the Brazilian real interest rate exposure of these government bonds. Both instruments are measured at fair value with changes recorded into profit or loss and no hedge accounting is required.

Interest rate sensitivity analysis

The table below reflects the effective interest rates of interest-bearing financial liabilities at balance sheet date as well as the currency in which the debt is denominated.

	Before hedging		After hedging
31 December 2018 Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Australian dollar	2.95%	214	2.95%	214
Brazilian real	9.13%	61	6.86%	133
Canadian dollar	3.66%	190	3.38%	206
Euro	0.24%	3 138	0.24%	3 138
US dollar	1.94%	1 399	2.21%	2 638
Other	7.19%	709	7.19%	709

		5 711		7 038
Fixed rate
Australian dollar	3.28%	1 871	3.28%	1 871
Brazilian real	6.74%	138	5.79%	66
Canadian dollar	3.23%	1 904	3.23%	1 904
Euro	1.76%	27 465	1.61%	35 292
Pound sterling	3.83%	4 173	3.80%	3 541
South Korean won	—	—	2.45%	1 000
US dollar	4.28%	68 570	4.66%	59 120
Other	8.55%	82	8.55%	82

		104 203		102 876

31 December 2017	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Australian dollar	2.68%	234	2.68%	234
Brazilian real	9.22%	122	7.61%	199
Canadian dollar	2.09%	207	2.45%	224
Euro	0.35%	3 398	0.35%	3 415
South Africa rand	8.00%	666	8.00%	666
US dollar	1.48%	1 285	1.43%	2 521
Other	16.68%	450	16.68%	450

		6 362		7 709
Fixed rate
Australian dollar	3.70%	1 838	3.70%	1 838
Brazilian real	6.43%	206	5.86%	112
Canadian dollar	3.08%	2 543	3.19%	2 176
Euro	1.88%	26 386	1.70%	34 251
Peruvian nuevo sol	6.87%	33	6.87%	33
Pound sterling	3.83%	4 403	3.80%	3 734
South Korean won	—	—	2.50%	1 000
US dollar	4.18%	74 476	4.51%	65 394
Other	3.36%	252	2.36%	252

		110 137		108 790

At 31 December 2018, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 114m US dollar.

As disclosed in the above table, 7 038m US dollar or 6.40% of the company’s interest-bearing financial liabilities bears interest at a variable rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2018
	Interest rate 31 December 2018[1]	Possible interest rate[2]	Volatility of rates in %
Brazilian real	6.44%	6.12% - 6.76%	5.00%
Canadian dollar	2.29%	2.15% - 2.42%	5.91%
Euro	—	—	2.45%
US dollar	2.78%	2.61% - 2.94%	5.97%

	2017
	Interest rate 31 December 2017[1]	Possible interest rate[2]	Volatility of rates in %
Brazilian real	6.90%	5.29% - 8.50%	23.27%
Canadian dollar	1.54%	1.38% - 1.71%	10.72%
Euro	—	—	3.50%
South African rand	7.16%	6.88% - 7.43%	3.84%
US dollar	1.69%	1.59% - 1.80%	6.00%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2018, with all other variables held constant, 2018 interest expense would have been 8m US dollar higher/lower (2017: 12m US dollar; 2016: 23m US dollar). This effect would be more than offset by (60m) US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2017: (81)m US dollar; (53)m US dollar).

Interest expense

Interest expense recognized on unhedged and hedged financial liabilities are as follows:

Million US dollar	2018	2017	2016
Financial liabilities measured at amortized cost – not hedged	(4 053)	(4 375)	(4 119)
Fair value hedges	(76)	(11)	(31)
Cash flow hedges	22	1	(8)
Net investment hedges - hedging instruments (interest component)	35	77	34
Economic hedges	100	(6)	32

	(3 972)	(4 314)	(4 092)

COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has significant exposures to the following commodities: aluminum, barley, coal, corn grits, corn syrup, corrugated board, diesel, fuel oil, glass, hops, labels, malt, natural gas, orange juice, plastics, rice, steel and wheat. As of 31 December 2018, the company has the following commodity derivatives outstanding (in notional amounts):

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2018 and as of 31 December 2017.
[2]

Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2018 and at December 2017. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

Million US dollar	2018	2017
Aluminum swaps	1 670	1 412
Exchange traded sugar futures	62	87
Natural gas and energy derivatives	313	211
Corn swaps	196	223
Exchange traded wheat futures	424	509
Rice swaps	194	221
Plastic derivatives	84	91

	2 943	2 754

Commodity price sensitivity analysis

The impact of changes in the commodity prices would have an immaterial impact on AB InBev’s profit in 2018 profits as most of the company’s commodity derivatives are designated in a hedge accounting.

The table below shows the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2018, would have on the equity reserves.

	2018
		Pre-tax impact on equity
Million US dollar	Volatility of prices in %[1]	Prices increase	Prices decrease
Aluminum	22.16%	370	(370)
Sugar	29.60%	18	(18)
Wheat	29.31%	124	(124)
Energy	23.83%	74	(74)
Rice	22.08%	43	(43)
Corn	23.85%	47	(47)
Plastic	20.54%	17	(17)

	2017
		Pre-tax impact on equity
Million US dollar	Volatility of prices in %[2]	Prices increase	Prices decrease
Aluminum	14.83%	212	(212)
Sugar	29.38%	26	(26)
Wheat	30.99%	158	(158)
Energy	20.37%	43	(43)
Rice	20.20%	45	(45)
Corn	24.81%	45	(45)
Plastic	17.50%	15	(15)

EQUITY PRICE RISK

AB InBev enters into derivatives to hedge the price risk on its shares when this could negatively impact future cash flows related to the share-based payments programs. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combination (see also Note 11 Finance cost and income and Note 23 Changes in equity and earnings per share). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As of 31 December 2018, an exposure for an equivalent of 92.4m of AB InBev shares was hedged, resulting in a total loss of 3.5 billion US dollar recognized in the profit or loss account for the period, of which 1.8 billion US dollar related to the company’s share-based payment programs, 873m US dollar and 849m US dollar related to the Modelo and SAB transactions, respectively.

Between 2012 and 2018, AB InBev reset certain equity derivatives to market price with counterparties. This resulted in a net cash inflow of 2.9 billion US dollar between 2012 and 2018 and, accordingly, a decrease of counterparty risk.

Equity price sensitivity analysis

The sensitivity analysis on the share-based payments hedging program, calculated based on a 22.03% (2017: 15.68%; 2016: 22.84%) reasonably possible volatility1 of the AB InBev share price, with all the other variables held constant, would show 1 345m US dollar positive/negative impact on the 2018 profit before tax (2017: 1 422m US dollar; 2016: 2 236m US dollar).

CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2018.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 31 December 2018 to be limited.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2018			2017
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Investment in unquoted companies	91	(7)	84	83	(7)	76
Investment in debt securities	111	—	111	1 328	—	1 328
Trade receivables	4 400	(160)	4 240	4 917	(194)	4 723
Cash deposits for guarantees	197	—	197	209	—	209
Loans to customers	188	—	188	179	—	179
Other receivables	2 359	(106)	2 253	2 326	(117)	2 209
Derivatives	307	—	307	483	—	483
Cash and cash equivalents	7 074	—	7 074	10 472	—	10 472

	14 727	(273)	14 454	19 997	(318)	19 679

There was no significant concentration of credit risks with any single counterparty per 31 December 2018 and no single customer represented more than 10% of the total revenue of the group in 2018.

Impairment losses

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2018
Million US dollar	Trade receivables	Loans to customers	FVOCI	Other receivables	Total
Balance at 1 January	(194)	—	(7)	(117)	(318)
Impairment losses	(40)	—	—	(3)	(43)
Derecognition	29	—	—	6	35
Currency translation and other	44	—	—	9	53

Balance at 31 December	(160)	—	(7)	(106)	(273)

	2017
Million US dollar	Trade receivables	Loans to customers	FVOCI	Other receivables	Total
Balance at 1 January	(202)	—	(7)	(109)	(318)
Impairment losses	(55)	—	—	(4)	(59)
Derecognition	53	—	—	1	54
Currency translation and other	10	—	—	(5)	5

Balance at 31 December	(194)	—	(7)	(117)	(318)

	2016
Million US dollar	Trade receivables	Loans to customers	FVOCI	Other receivables	Total
Balance at 1 January	(230)	—	(9)	(99)	(338)
Impairment losses	(43)	—	—	—	(43)
Derecognition	69	—	—	2	71
Currency translation and other	2	—	2	(12)	(8)

Balance at 31 December	(202)	—	(7)	(109)	(318)

LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

•	Debt servicing;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	31 December 2018
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(479)	(496)	(383)	(39)	(15)	(27)	(31)
Commercial papers	(1 142)	(1 142)	(1 142)	—	—	—	—
Unsecured bank loans	(108)	(135)	(33)	(6)	(96)	—	—
Unsecured bond issues	(107 796)	(165 979)	(6 410)	(9 146)	(11 636)	(23 672)	(115 115)
Unsecured other loans	(71)	(110)	(19)	(22)	(12)	(12)	(44)
Finance lease liabilities	(204)	(316)	(62)	(37)	(33)	(33)	(151)
Bank overdraft	(114)	(114)	(114)	—	—	—	—
Trade and other payables	(24 345)	(24 722)	(22 557)	(260)	(1 060)	(333)	(513)

	(134 258)	(193 014)	(30 720)	(9 510)	(12 852)	(24 077)	(115 855)
Derivative financial assets/(liabilities)
Interest rate derivatives	(84)	(86)	(39)	(19)	(8)	11	(31)
Foreign exchange derivatives	(391)	(401)	(419)	18	—	—	—
Cross currency interest rate swaps	(456)	(457)	(13)	113	129	(595)	(90)
Commodity derivatives	(225)	(225)	(222)	(3)	—	—	—
Equity derivatives	(4 877)	(4 877)	(4 877)	—	—	—	—

	(6 033)	(6 046)	(5 570)	109	121	(584)	(121)
Of which: related to cash flow hedges	(293)	(303)	(233)	17	2	2	(90)

	31 December 2017
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(502)	(590)	(318)	(137)	(23)	(42)	(70)
Commercial papers	(1 870)	(1 871)	(1 871)	—	—	—	—
Unsecured bank loans	(892)	(927)	(761)	(129)	(37)	—	—
Unsecured bond issues	(112 837)	(167 056)	(8 951)	(13 951)	(12 908)	(24 655)	(106 591)
Unsecured other loans	(68)	(114)	(17)	(23)	(13)	(7)	(54)
Finance lease liabilities	(213)	(301)	(42)	(42)	(32)	(40)	(145)
Bank overdraft	(117)	(117)	(117)	—	—	—	—
Trade and other payables	(26 167)	(26 628)	(24 756)	(476)	(207)	(289)	(900)

	(142 666)	(197 604)	(36 833)	(14 758)	(13 220)	(25 033)	(107 760)
Derivative financial assets/(liabilities)
Interest rate derivatives	(96)	(101)	(9)	(21)	(14)	16	(73)
Foreign exchange derivatives	(61)	(52)	(59)	7	—	—	—
Cross currency interest rate swaps	(897)	(1 043)	65	(128)	114	(904)	(190)
Commodity derivatives	179	143	139	4	—	—	—
Equity derivatives	(1 036)	(1 134)	(1 134)	—	—	—	—

	(1 911)	(2 187)	(998)	(138)	100	(888)	(263)
Of which: related to cash flow hedges	(20)	(29)	64	5	2	4	(104)

CAPITAL MANAGEMENT

AB InBev continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute the strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. The management uses the same debt/equity classifications as applied in the company’s IFRS reporting to analyze the capital structure.

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	31 December 2018	31 December 2017	31 December 2018	31 December 2017	31 December 2018	31 December 2017
Foreign currency
Forward exchange contracts	191	151	(586)	(211)	(395)	(60)
Foreign currency futures	7	1	(3)	(2)	4	(1)
Interest rate
Interest rate swaps	9	14	(27)	(37)	(18)	(23)
Cross currency interest rate swaps	32	9	(489)	(906)	(457)	(897)
Other interest rate derivatives	20	—	(86)	(73)	(66)	(73)
Commodities
Aluminum swaps	23	178	(172)	(5)	(149)	173
Sugar futures	—	24	(8)	(20)	(8)	4
Wheat futures	13	34	(11)	(22)	2	12
Energy	4	—	(54)	—	(50)	—
Other commodity derivatives	8	10	(28)	(20)	(20)	(10)
Equity
Equity derivatives	—	21	(4 877)	(1 057)	(4 877)	(1 036)

	307	442	(6 340)	(2 353)	(6 033)	(1 911)
Of which:
Non-current	10	25	(805)	(937)	(795)	(912)
Current	297	417	(5 535)	(1 416)	(5 238)	(999)

The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized at the balance sheet. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value:

Interest-bearing financial liabilities Million US dollar	2018 Carrying amount[1]	2018 Fair value	2017 Carrying amount[1]	2017 Fair value
Fixed rate
Australian dollar	(1 871)	(1 927)	(1 838)	(1 896)
Brazilian real	(138)	(138)	(206)	(206)
Canadian dollar	(1 904)	(1 817)	(2 543)	(2 574)
Euro	(27 465)	(26 799)	(26 386)	(26 942)
Peruvian nuevo sol	(24)	(24)	(33)	(33)
Pound sterling	(4 173)	(4 320)	(4 403)	(4 902)
US dollar	(68 570)	(65 873)	(74 476)	(83 482)
Other	(58)	(58)	(252)	(252)

	(104 203)	(100 956)	(110 137)	(120 287)

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 31 December 2018 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	3	9	—
Derivatives at fair value through profit and loss	—	67	—
Derivatives in a cash flow hedge relationship	7	225	—
Derivatives in a fair value hedge relationship	—	33	—
Derivatives in a net investment hedge relationship	—	14	—

	10	348	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 409
Derivatives at fair value through profit and loss	—	5 699	—
Derivatives in a cash flow hedge relationship	18	507	—
Derivatives in a fair value hedge relationship	—	125	—
Derivatives in a net investment hedge relationship	—	31	—

	18	6 362	1 409

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

Fair value hierarchy 31 December 2017 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	1 304	5	—
Derivatives at fair value through profit and loss	—	89	—
Derivatives in a cash flow hedge relationship	9	340	—
Derivatives in a fair value hedge relationship	—	36	—
Derivatives in a net investment hedge relationship	—	9	—

	1 313	479	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	2 210
Derivatives at fair value through profit and loss	1	1 210	—
Derivatives in a cash flow hedge relationship	28	341	—
Derivatives in a fair value hedge relationship	—	129	—
Derivatives in a net investment hedge relationship	—	685	—

	29	2 365	2 210

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (i.e. combination of a written put option and purchased call option) is in place which may result in Ambev acquiring additional shares in CND. In January 2018, ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar, resulting in Ambev’s participation in CND increasing from 55% to 85%. As of 31 December 2018, the put option for the remaining shares held by ELJ was valued 632 million US dollar (2017: 1.7 billion US dollar before the exercise of the put option by ELJ in January 2018) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The variance is mainly explained by the partial exercise by ELJ of the put option, accretion expenses and currency translation. The fair value of such deferred consideration is calculated based on using present value techniques, namely by discounting futures cash flows at the appropriate rate.

HEDGING RESERVES

The company’s hedging reserves disclosed in note 23 relate to the following instruments:

Million US dollar	Foreign currency	Interest rate	Commodities	Others	Total hedging reserves
As per 1 January 2018	559	—	(20)	47	586
Change in fair value of hedging instrument recognized in OCI	262	—	97	—	358
Reclassified to profit or loss / cost of inventory	(341)	—	(137)	26	(452)
Deferred tax	—	—	—	2	2

As per 31 December 2018	480	—	(60)	76	494

Million US dollar	Foreign currency	Interest rate	Commodities	Others	Total hedging reserves
As per 1 January 2017	540	—	204	—	744
Change in fair value of hedging instrument recognized in OCI	(61)	—	(22)	—	(83)
Reclassified to profit or loss / cost of inventory	80	—	(202)	47	(75)
Deferred tax	—	—	—	—	—

As per 31 December 2017	559	—	(20)	47	586

OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	31 December 2018
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	307	307	(293)	13
Derivative liabilities	(6 340)	(6 340)	293	(6 046)

[1]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules
[2]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

	31 December 2017
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	483	483	(466)	17
Derivative liabilities	(2 394)	(2 394)	466	(1 928)

30. Operating leases

Non-cancelable operating leases are payable and receivable as follows:

	2018
Million US dollar	Lessee	Sublease	Lessor	Net lease obligations
Within one year	(475)	149	3	(323)
Between one and five years	(1 237)	451	9	(777)
After five years	(771)	211	6	(554)

Total	(2 483)	811	18	(1 654)

	2017
Million US dollar	Lessee	Sublease	Lessor	Net lease obligations
Within one year	(210)	127	2	(181)
Between one and five years	(1 009)	425	7	(577)
After five years	(781)	211	4	(566)

Total	(2 100)	763	13	(1 324)

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases mature in November 2034 and are subleased for an average outstanding period of 6 to 8 years. These leases can be subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings under operating leases. The leases typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

The operating leases listed above represent an undiscounted obligation of 2 483m US dollar. Also, the company has sublet some of the leased pubs and properties, representing an undiscounted right of 811m US dollar.

In 2018, 512m US dollar was recognized as an expense in the income statement in respect of operating leases where the company is the lessee (2017: 471m US dollar; 2016: 272m US dollar), while 133m US dollar was recognized as income in the income statement in respect of subleases (2017: 128m US dollar; 2016: 117m US dollar).

The company also leases out part of its own property under operating leases. In 2018, 3m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2017: 4m US dollar; 2016: 10m US dollar).

31.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	2018	2017
Collateral given for own liabilities	404	426
Collateral and financial guarantees received for own receivables and loans to customers	335	326
Contractual commitments to purchase property, plant and equipment	416	550
Contractual commitments to acquire loans to customers	171	16
Other commitments	1 973	1 834

The collateral given for own liabilities of 404m US dollar at 31 December 2018 contains 197m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 27 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (204m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 335m US dollar at 31 December 2018. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 416m US dollar at 31 December 2018.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 171m US dollar at 31 December 2018.

As at 31 December 2018, the following M&A related commitments existed:

•

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A.(“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85%. As of 31 December 2018, the put option for the remaining shares held by ELJ was valued 632 million US dollar (2017: 1.7 billion US dollar before the exercise of the put option by ELJ in January 2018). The corresponding liability is presented as a current liability and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. See also note 29 Risks arising from financial instruments.

•

On 11 October 2016, AB InBev was notified by The Coca-Cola Company of its intention to transition AB InBev’s stake in Coca-Cola Beverages Africa (“CCBA”). CCBA includes the Coca-Cola bottling operations in South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte and Comoros. This transaction was completed on 4 October 2017. Furthermore, AB InBev completed in 2018 the sale of its carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company. The company also entered into agreements to sell to The Coca-Cola Company all of its carbonated soft drink business in eSwatini (Swaziland) and certain non-alcoholic beverage brands in El Salvador and Honduras. The closing of these transactions is subject to customary closing conditions, including regulatory approvals. In El Salvador and Honduras, the company has executed long-term bottling agreements, which will become effective upon the closing of the El Salvador and Honduras brand divestitures. In addition, the companies continue to work towards finalizing the terms and conditions for The Coca-Cola Company to acquire AB InBev’s interest in the bottling operations in Zimbabwe and Lesotho. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions.

Other commitments amount to 1 973m US dollar at 31 December 2018 and mainly cover guarantees given to pension funds, rental and other guarantees.

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 20 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2018, 20 million loaned securities were used to fulfil stock option plan commitments.

32. Contingencies1

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

AMBEV TAX MATTERS

As of 31 December 2018, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2018	31 December 2017
Income tax and social contribution	9 773	9 600
Value-added and excise taxes	6 166	5 987
Other taxes	1 434	1 390

	17 373	16 977

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During 2005, certain subsidiaries of Ambev received assessments from the Brazilian Federal Tax Authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court rendered a partially favorable decision to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Administrative Upper House, which was denied in full in March 2017. In September 2017, Ambev filed a judicial proceeding for this tax assessment and requested a motion of injunction, which was granted to Ambev. In 2013, 2016, 2017 and 2018 Ambev received other tax

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

assessments related to profits of its foreign subsidiaries. In July and September 2018, with respect to two tax assessments, the Administrative Upper House rendered unfavorable decisions to Ambev. In one such case, Ambev filled a judicial proceeding and requested a motion of injunction, which was granted to Ambev. In the other case, Ambev is analyzing possible appeals. In October 2018, the Lower Administrative Court rendered a partially favorable decision to Ambev in another of the ongoing tax assessments. Ambev is waiting to be formally notified of such decision to analyze possible appeals. As of 31 December 2018, Ambev management estimates the exposure of approximately 7.7 billion Brazilian real (2.0 billion US dollar) as a possible risk, and approximately 46m Brazilian real (12m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. The final decision rendered by the Lower Administrative Court was partially favorable to Ambev. Subsequently, Ambev filed a judicial proceeding to discuss the unfavorable part and requested a motion of injunction, which was granted to Ambev. The favorable portion to Ambev, will be reexamined by the Administrative Upper House. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision and filed an appeal to the Lower Administrative Court. In May 2018, Ambev received a partially favorable decision at the Lower Administrative Court and is currently waiting to be notified of the decision to analyze possible appeals. Ambev management estimates possible losses in relation to these assessments to be approximately 9.3 billion Brazilian real (2.4 billion US dollar) as of 31 December 2018. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative Court was unfavorable to Ambev. After considering a motion to clarify by Ambev, the unfavorable decision was confirmed and Ambev filed an appeal to the Lower Administrative Court. In November 2018, Ambev received a partially favorable decision at the Lower Administrative Court and is currently waiting to be formally notified of the decision to analyze possible appeals. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses, which are currently pending analysis by the first administrative level. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 2.1 billion Brazilian real (0.5 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. Ambev filed a defense in December 2017. In November 2018, Ambev received an unfavorable decision from the first administrative level and filled an appeal to the Lower Administrative Court, which is currently pending. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forward arising in the context of business combinations. In February 2016, the Administrative Upper House ruled unfavorably to Ambev in two such cases. Ambev filed judicial proceedings to discuss the matter. In September 2016, Ambev received a favorable first level decision in one of the judicial claims. In March 2017, Ambev received an unfavorable first level decision in another case and filed an appeal to the judicial Court. Both cases are awaiting analysis by the judicial Court. Ambev management estimates the total exposures of possible loss in relation to these assessments to be approximately 0.5 billion Brazilian real (0.1 billion US dollar) as of 31 December 2018.

In December 2015 and 2016, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses, which are pending review by the first administrative level. Ambev management estimates the amount of possible loss in relation to those assessments to be approximately 4.6 billion Brazilian real (1.2 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection with these assessments.

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Administrative Upper House is still pending. In September 2017, Ambev decided to include part of those tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure No 783. In June 2018, Ambev was notified of a favorable first administrative level decision cancelling four of these assessments (offsets of 2015 and 2016). However, in August and September 2018, the Brazilian Federal Revenue Service issued new decisions reestablishing these assessments and issued new tax assessments related to these matters. As of 31 December 2018, Ambev management estimates the exposure of approximately 9.5 billion Brazilian real (2.5 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount.

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In September 2017, Arosuco received the unfavorable first level administrative decision and filed an appeal to the Lower Administrative Court. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 31 December 2018. Arosuco has not recorded any provision in connection therewith.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. There is discussion on whether the acquisition of such benefited goods gives rise to the right of IPI excise tax credits by the relevant acquirers. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein and are discussing the matter at the courts. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed IPI excise tax credits and other IPI excise tax credits, which are under discussion before the Brazilian Supreme Court, with a trial expected to occur in April 2019. Ambev management estimates the possible loss related to these assessments to be approximately 3.8 billion Brazilian real (1.0 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has also received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits which are under discussion in the abovementioned proceedings. Ambev is challenging these charges before the courts. Ambev management estimates the possible loss related to these assessments to be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities to charge the IPI excise tax, supposedly due over remittances of manufactured goods to related factories. The cases are being challenged at both the administrative and judicial levels of the courts. Ambev management estimates the possible loss related to these assessments to be approximately 1.6 billion Brazilian real (0.4 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments issued by the States of São Paulo, Rio de Janeiro, Minas Gerais and other States questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives. The cases are being challenged at both the administrative and judicial level of the courts. Ambev management estimates the possible losses related to these assessments to be approximately 2.1 billion Brazilian real (0.5 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

In 2013, 2014 and 2015, Ambev was assessed by the States of Pará, and Piauí to charge the ICMS supposedly due with respect to unconditional discounts granted by Ambev. The cases are being challenged at both the administrative and judicial level of the courts. Ambev management estimates the possible loss involved in these proceedings to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. Among other similar cases, Ambev received three assessments issued by the State of Minas Gerais in the original amount of 1.4 billion Brazilian real (0.4 billion US dollar). In the first quarter of 2018, the Upper House of the Administrative Tax Court of the State of Minas Gerais ruled unfavorably to Ambev on these three cases. The State of Minas Gerais filed tax foreclosures to charge the amounts discussed in these three cases and Ambev filed defenses with the judicial courts. In 2017, Ambev received assessments from the State of Rio de Janeiro in the original amount of 0.9 billion Brazilian real (0.2 billion US dollar). Ambev presented appeals against such tax assessments and now awaits the decision by the Tax Administrative Court. Ambev management estimates the total possible loss related to this issue to be approximately 7.7 billion Brazilian real (2.0 billion US dollar) as of 31 December 2018. Ambev has recorded provisions in the total amount of 8m Brazilian real (2m US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

In 2015, Ambev received a tax assessment issued by the State of Pernambuco to charge ICMS differences due to an alleged non-compliance with the State tax incentive Agreement (“PRODEPE”) as a result of the rectification of its monthly reports. The State tax authorities understood that Ambev was not able to use the incentive due to this rectification. In 2017, Ambev had a final favorable decision in the sense that such assessment was null due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment to discuss the same matter. There are other assessments related to this same tax incentive agreement. Ambev management estimates the possible losses related to this issue to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 31 December 2018. Ambev has recorded a provision in the total amount of 3m Brazilian real (1m US dollar) in relation to one proceeding it considers the chances of loss to be partially probable.

SOCIAL CONTRIBUTIONS

Ambev received some tax assessments issued by the Brazilian Federal Tax Authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the Courts. Ambev management estimates the possible loss related to these assessments to be approximately 4.0 billion Brazilian real (1.0 billion US dollar) as of 31 December 2018. No related provision has been made.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. The appeals do not suspend the recovery process, and AB InBev cannot at this stage estimate the final outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 31 December 2018.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. Against such decision AB InBev has filed a court claim before the Brussels court of first instance. Also in respect of this aspect of the excess profit ruling matter, considering the company’s and its counsel assessment, as well as the position taken by the tax authorities’ mediation services, in respect of the merits of the case, AB InBev has not recorded any provisions as of 31 December 2018.

On 24 January 2019, AB InBev deposited 68m EUR on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court case, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State.

On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission can appeal the judgment of the General Court.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 0.9 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case. Five of the six lawsuits were ruled favorable to Ambev by the Superior Court of Justice (STJ). Two of them during the year of 2017. All of these five cases are pending final judgment by STJ’s Special Court. In November 2017, the Federal Public Prosecutor filled a motion favorable to Ambev’s position in one of the cases. Considering all of these facts, the company and its external counsels strongly believe that the chance of loss in these cases is remote.

ANTITRUST MATTERS

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding 1.4 billion Canadian dollar (1.0 billion US dollar), as well as, punitive, exemplary and aggravated damages of 5m Canadian dollar (4m US dollar) and changes/repeals of the affected legislation. In March 2018, the court granted summary judgment and dismissed the class claims. The plaintiffs have appealed. The company has not recorded any provision in connection therewith.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, AB InBev made a provision of 230m US dollar.

33. Non-controlling interests

As of 31 December 2018 and 2017, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 62% ownership. The tables below provide summarized information of Ambev’s audited consolidated financial statements as of as of 31 December 2018 and 2017, in accordance with IFRS.

Summarized financial information of Ambev, in which the company has material non-controlling interests, is as follows:

Million US dollar	31 December 2018	31 December 2017
Summarized balance sheet information
Current assets	6 537	7 472
Non-current assets	17 755	18 783
Current liabilities	6 408	8 672
Non-current liabilities	3 032	3 078
Equity attributable to equity holders	14 540	13 908
Non-controlling interests	312	597

Million US dollar	2018	2017	2016
Summarized income statement and comprehensive income information
Revenue	13 819	14 961	13 123
Net income	3 130	2 452	3 765
Attributable to:
Equity holders	3 033	2 290	3 611
Non-controlling interests	97	162	155
Net income	3 130	2 452	3 765
Other comprehensive income	629	809	(1 534)
Total comprehensive income	3 759	3 261	2 231
Attributable to:
Equity holders	3 629	3 090	2 190
Non-controlling interests	130	171	41

Summarized cash flow information
Cash flow from operating activities	4 928	5 583	3 552
Cash flow from investing activities	(1 011)	(960)	(1 697)
Cash flow from financing activities	(3 638)	(4 018)	(3 351)
Net increase/(decrease) in cash and cash equivalents	279	605	(1 496)

Dividends paid by Ambev to non-controlling interests (i.e. to entities outside the AB InBev Group) amounted to 0.8 billion US dollar, 1.1 billion US dollar and 1.2 billion US dollar for 2018, 2017 and 2016, respectively.

Other non-controlling interests not deemed individually material by the company mainly related to the company’s operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda, and Zambia), as well as non-controlling interests recognized in respect of the company’s subsidiaries in Colombia, Ecuador, and Peru.

34. Related parties

Transactions with directors and Executive board OF Management Members (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s Executive Board of Management members were entitled in 2018 to post-employment benefits. In particular, members of the Executive Board of Management participated in the pension plan of their respective country – see also Note 25 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (see Note 26 Share-based Payments). Total directors and Executive Board of Management compensation included in the income statement can be detailed as follows:

	2018		2017		2016
Million US dollar	Directors	Executive Board of Management	Directors	Executive Board of Management	Directors	Executive Board of Management
Short-term employee benefits	2	27	2	28	2	18
Post-employment benefits	—	—	—	1	—	—
Share-based payments	—	24	3	68	3	64

	2	52	5	97	5	82

Directors’ compensation consists mainly of directors’ fees.

During 2018, AB InBev entered into the following transactions:

•

The acquisition, through Grupo Modelo and its subsidiaries, of information technology and infrastructure services for a consideration of approximately 1.0m US dollar from a company in which one of the company’s Board Member had significant influence as of 31 December 2018.

•

The acquisition, mainly through its subsidiary Bavaria S.A., of transportation services, lease agreements and advertising services for an aggregated consideration of 8.1m US dollar from companies in which one of the company’s Board Member had a significant influence as of 31 December 2018. The outstanding balance of these transactions as of 31 December 2018 amounts to 0.2m US dollar.

JOINTLY CONTROLLED ENTITIES

Significant interests in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2018	2017	2016
Non-current assets	11	12	11
Current assets	5	5	5
Non-current liabilities	9	11	9
Current liabilities	12	6	6
Result from operations	4	(3)	(6)
Profit attributable to equity holders of AB InBev	3	(3)	(7)

TRANSACTIONS WITH ASSOCIATES

Significant interests in associates are shown in note 16 Investments in associates. AB InBev’s transactions with associates were as follows:

Million US dollar	2018	2017	2016
Gross profit	74	91	(47)
Current assets	152	73	(8)
Current liabilities	130	20	20

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 12m US dollar other income from pension plans in the US.

35. Supplemental guarantor financial information

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities issued by Anheuser-Busch InBev Worldwide Inc. or Anheuser-Busch InBev Finance Inc., and in each case fully and unconditionally guaranteed by Anheuser-Busch InBev SA/NV (the “Parent Guarantor”). Each such security is also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV (the “Other Subsidiary Guarantors”), and by Anheuser-Busch InBev Worldwide Inc. (in respect of debt issued by Anheuser-Busch InBev Finance Inc.) and by Anheuser-Busch InBev Finance Inc. (in respect of debt issued by Anheuser-Busch InBev Worldwide Inc.). The following notes issued by Anheuser-Busch Worldwide Inc. and Anheuser-Busch Finance Inc. and registered with the SEC were outstanding as of 31 December 2018:

•

On 6 January 2010, Anheuser-Busch InBev Worldwide Inc. issued 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2040. The notes bear interest at an annual rate of 6.375% and will mature on 15 January 2040. The issuance closed on 5 February 2010. In connection with bond exchange on 6 April and 19 April 2017, 51.12% of the principal of the 2040 note was exchanged. The remaining principal of the note amounts to 0.24 billion US dollar.

•

On 24 January 2011, Anheuser-Busch InBev Worldwide Inc. issued 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 4.375% and will mature on 15 February 2021. The issuance closed on 27 January 2011.

•

On 14 March 2011, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for the following series of unregistered notes (i) 1.25 billion US dollar principal amount of 8.2% notes due 2039 and (ii) 1.0 billion US dollar principal amount of 6.875% notes due 2019 and (iii) 0.45 billion US dollar principal amount of 8.0 % notes due 2039. In connection with the exchange offer, Anheuser-Busch InBev Worldwide Inc. issued freely tradable, SEC-registered with otherwise substantially the same terms and conditions.

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

•

On 27 January 2014, Anheuser-Busch InBev Finance Inc. issued 5.25 billion US dollar aggregate principal amount of bonds, consisting of; 250m US dollar aggregate principal amount of floating rate notes due 2019; 1.4 billion US dollar aggregate principal amount of fixed rate notes due 2024; and 850m US dollar aggregate principal amount of fixed rate notes due 2044. The fixed rate notes bear interest at an annual rate of 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes bear interest at an annual rate of 40.00 basis points above three-month LIBOR.

•	On 23 July 2015, Anheuser-Busch InBev Finance Inc. issued 565 million US dollar aggregated principal amount of fixed rate notes due 2045. The notes bear interest at an annual rate of 4.60%.

•

On 25 January 2016, Anheuser-Busch InBev Finance Inc. issued 46.0 billion US dollar aggregate principal amount of bonds, consisting of 7.5 billion US dollar aggregate principal amount of fixed rate notes due 2021; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2023; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2026[1]; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2036[1]; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2046[1]; and 500m US dollar aggregate principal amount of floating rate notes due 2021. The fixed rate notes will bear interest at an annual rate of 2.650% for the 2021 notes; 3.300% for the 2023 notes; 3.650% for the 2026 notes; 4.700% for the 2036 notes and 4.900% for the 2046 notes. The 2021 floating rate notes bear interest at an annual rate of 126.00 basis points above three-month LIBOR.

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

•

On 6 April and 19 April 2017, Anheuser-Busch InBev Worldwide Inc. completed U.S. private exchange offers for certain outstanding notes issued by either Anheuser-Busch Companies, LLC or Anheuser-Busch InBev Worldwide Inc. in exchange for a combination of new Anheuser-Busch InBev Worldwide Inc. Notes due 2048 and cash. The new notes have 1,735,171,000 US dollar aggregate principal amount outstanding, mature on 6 October 2048 and bear interest at a rate per annum of 4.439%[2].

•

On 21 August 2017, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for the unregistered 1,735,171,000 US dollar principal amount of 4.439% notes due 2048. In connection with the exchange offer, Anheuser-Busch InBev Worldwide Inc. issued freely tradable, SEC-registered notes with otherwise substantially the same terms and conditions.

•

On 4 April 2018, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for up to 10.0 billion US dollar aggregate principal amount of certain bonds and issued (i) 1.5 billion US dollar aggregate principal amount of 3.500% fixed rate notes due 2024; (ii) 2.5 billion US dollar aggregate principal amount of 4.000% fixed rate notes due 2028; (iii) 1.5 billion US dollar aggregate principal amount of 4.375% fixed rates due 2038; (iv) 2.5 billion US dollar aggregate principal amount of 4.600% fixed rate notes due 2048; (v) 1.5 billion US dollar aggregate principal amount of 4.750% fixed rate notes due 2058; and (vi) 500 million US dollar aggregate principal of floating rate notes due 2024. The floating rate notes bear interest at an annual rate of 74.00 basis points above three-month LIBOR.

[1]	These notes were exchanged on 26 November 2018 by notes co-issued by Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC.
[2]

In accordance to IFRS 9, on the transition date the difference between the new carry amount and old carry amount was booked in the Retained Earnings. See also Note 16 Interest-bearing loans and borrowings.

•

On 26 November 2018, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC completed an exchange offer for certain notes originally issued by Anheuser-Busch InBev Finance Inc on 25 January 2016. The aggregate principal amount accepted for offer are (i) 9.5 billion US dollar of 4.900% fixed rate notes due 2046; 5.4 billion US dollar of 4.700% fixed rate notes due 2036; and 8.6 billion US dollar of 3.650% fixed rate notes due 2026.

The following condensed consolidated financial information presents the Condensed Consolidated Statement of Financial Position as of 31 December 2018 and 31 December 2017, the Condensed Consolidated Income Statements and Condensed Consolidated Statements of Cash Flows for the period ended 31 December 2018 and 2017 of (a) Anheuser-Busch InBev SA/NV, (b) Anheuser-Busch InBev Worldwide Inc. (guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (guarantor of notes issued by Anheuser-Busch InBev Worldwide Inc. and notes co-issued by Anheuser-Busch Companies, LLC and Anheuser-Busch InBev Worldwide Inc.), (d) Anheuser Busch Companies, LLC (guarantor of notes issued by Anheuser-Busch InBev Worldwide Inc. and notes issued by Anheuser-Busch InBev Finance Inc.), (e) the Other Subsidiary Guarantors, (f) the non-guarantor subsidiaries, (g) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (h) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting.

Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional, except for certain customary release provisions, including: (1) the sale or disposal of all or substantially all of the assets of a guarantor subsidiary; (2) the sale or other disposition of the capital stock of a guarantor subsidiary; (3) the contemporaneous release of substantially all of a guarantor subsidiary’s guarantees of other indebtedness for which such guarantor subsidiary also provides a guarantee; and (4) if a guarantor subsidiary would be required to include full financial statements in any registration statement filed with the SEC in place of this condensed consolidated information. Except as disclosed in Note 23 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the year ended 31 December 2018 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
Revenue	592	—	—	15 584	—	40 932	(2 489)	54 619
Cost of sales	(370)	—	—	(7 318)	—	(15 160)	2 489	(20 359)

Gross profit	222			8 266		25 772		34 259
Distribution expenses	(35)	—	—	(1 147)	—	(4 588)	—	(5 770)
Sales and marketing expenses	(187)	—	—	(2 036)	—	(5 660)	—	(7 883)
Administrative expenses	(205)	—	—	(550)	(51)	(2 659)	—	(3 465)
Other operating income/(expenses)	579	1 125	—	(1 563)	3	(179)	—	(35)

Profit from operations	374	1 125	—	2 970	(48)	12 685	—	17 106
Net finance cost	(209)	(3 047)	37	2 443	113	(8 066)	—	(8 729)
Share of result of associates	—	—	—	3	—	150	—	153
Profit before tax	165	(1 922)	37	5 416	65	4 769		8 530
Income tax expense	—	293	—	(726)	(2)	(2 404)	—	(2 839)
Profit	165	(1 629)	37	4 690	63	2 365	—	5 691
Income from subsidiaries	4 203	1 887	—	98	849	3 172	(10 209)	—
Profit from continuing operations	4 368	259	37	4 788	912	5 537	(10 209)	5 691
Profit from discontinued operations	—	—	—	—	—	—	—	—
Profit of the year	4 368	259	37	4 788	912	5 537	(10 209)	5 691
Profit from continuing operations attributable to:
Equity holders of AB InBev	4 368	259	37	4 787	912	4 215	(10 209)	4 368
Non-controlling interest	—	—	—	—	—	1 323	—	1 323
Profit of the year attributable to:
Equity holders of AB InBev	4 368	259	37	4 787	912	4 215	(10 209)	4 368
Non-controlling interest	—	—	—	—	—	1 323	—	1 323

For the year ended 31 December 2017 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
Revenue	540	—	—	14 015	—	44 235	(2 346)	56 444
Cost of sales	(338)	—	—	(5 838)	—	(17 556)	2 346	(21 386)

Gross profit	202	—	—	8 177	—	26 679		35 058
Distribution expenses	(23)	—	—	(996)	—	(4 857)	—	(5 876)
Sales and marketing expenses	(181)	—	—	(2 208)	—	(5 993)	—	(8 382)
Administrative expenses	(255)	—	—	(338)	(66)	(3 182)	—	(3 841)
Other operating income/(expenses)	793	1 066	—	(1 845)	8	170	—	192

Profit from operations	536	1 066	—	2 790	(58)	12 817	—	17 152
Net finance cost	(819)	(3 064)	26	3 218	942	(6 810)	—	(6 507)
Share of result of associates				2		428	—	430
Profit before tax	(283)	(1 998)	26	6 110	884	6 435	—	11 076
Income tax expense	(16)	614	(17)	1 506	(177)	(3 830)	—	(1 920)
Profit	(299)	(1 384)	9	7 516	708	2 605	—	9 155
Income from subsidiaries	8 295	3 721		126	4 041	6 204	(22 387)
Profit from continuing operations	7 996	2 337	9	7 641	4 749	8 809	(22 387)	9 155
Profit from discontinued operations	—	—	—	—	—	28	—	28
Profit of the year	7 996	2 337	9	7 641	4 749	8 837	(22 387)	9 183
Profit from continuing operations attributable to:
Equity holders of AB InBev	7 996	2 337	9	7 641	4 749	7 623	(22 387)	7 968
Non-controlling interest	—	—	—	—	—	1 187	—	1 187
Profit of the year attributable to:
Equity holders of AB InBev	7 996	2 337	9	7 641	4 749	7 651	(22 387)	7 996
Non-controlling interest	—	—	—	—	—	1 187	—	1 187

For the year ended 31 December 2016 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
Revenue	506	—	—	14 135	—	32 884	(2 008)	45 517
Cost of sales	(300)	—	—	(5 923)	—	(13 587)	2 008	(17 803)

Gross profit	206	—	—	8 212	—	19 297	—	27 715
Distribution expenses	(27)	—	—	(967)	—	(3 549)	—	(4 543)
Sales and marketing expenses	(204)	—	—	(2 372)	—	(5 169)	—	(7 745)
Administrative expenses	(198)	(4)	—	(344)	(40)	(2 297)	—	(2 883)
Other operating income/(expenses)	464	559	—	(1 286)	3	598	—	338

Profit from operations	241	555	—	3 244	(38)	8 880	—	12 882
Net finance cost	(1 599)	(1 283)	36	(83)	(3 722)	(1 913)	—	(8 564)
Share of result of associates				2		14		16
Profit before tax	(1 358)	(728)	36	3 163	(3 760)	6 981	—	4 334
Income tax expense		280	2	(1 386)	28	(537)	—	(1 613)
Profit	(1 358)	(448)	38	1 776	(3 731)	6 444	—	2 721
Income from subsidiaries	2 599	1 958	—	1 030	292	1 469	(7 348)	—
Profit from continuing operations	1 241	1 510	38	2 806	(3 439)	7 913	(7 348)	2 721
Profit from discontinued operations	—	—	—	—	—	48	—	48
Profit of the year	1 241	1 510	38	2 806	(3 439)	7 961	(7 348)	2 769
Profit from continuing operations attributable to:
Equity holders of AB InBev	1 241	1 510	38	2 806	(3 439)	6 385	(7 348)	1 193
Non-controlling interest	—	—	—	—	—	1 528	—	1 528
Profit of the year attributable to:
Equity holders of AB InBev	1 241	1 510	38	2 806	(3 439)	6 433	(7 348)	1 241
Non-controlling interest	—	—	—	—	—	1 528	—	1 528

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 31 December 2018 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	45	—	—	5 009	—	20 856	—	25 910
Goodwill	—	—	—	33 226	—	100 085	—	133 311
Intangible assets	580	—	—	22 227	98	21 926	—	44 831
Investments in subsidiaries	123 120	86 240	—	30 594	24 623	170 569	(435 146)	—
Investments in associates and joint ventures	—	—	—	—	—	6 136	—	6 136
Deferred tax assets	—	130	—	—	—	1 465	(138)	1 457
Derivatives	—	—	—	—	302	10	(21)	291
Other non-current assets	22 196	13 850	24 037	26 158	8 701	36 766	(129 823)	1 886
	145 941	100 220	24 037	117 213	33 724	357 813	(565 128)	213 822
Current assets
Investment securities	—	—	—	—	—	87	—	87
Inventories	—	—	—	819	—	3 415	—	4 234
Derivatives	—	—	—	25	5 399	464	(5 872)	16
Trade and other receivables	3 079	3 471	1 176	6 678	1 619	10 415	(20 063)	6 375
Cash and cash equivalents	1	3	28	581	6 094	8 481	(8 114)	7 074
Assets classified as held for sale	—	—	—	—	—	39	—	39
Other current assets	—	500	3	—		455	(501)	456
	3 080	3 974	1 207	8 103	13 112	23 356	(34 550)	18 281
Total assets	149 021	104 194	25 244	125 316	46 836	381 169	(599 678)	232 103

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	64 486	55 403	597	74 635	29 258	275 253	(435 146)	64 486
Minority interest	—	—	—	—	—	7 418	—	7 418
	64 486	55 403	597	74 635	29 258	282 671	(435 146)	71 904
Non-current liabilities
Interest-bearing loans and borrowings	72 756	46 552	24 042	33 147	3 314	55 391	(129 618)	105 584
Employee benefits	5	—	—	1 048	—	1 628	—	2 681
Deferred tax liabilities	—	—	8	6 692	—	6 601	(137)	13 165
Derivatives	—	—	—	—	788	—	(21)	766
Other non-current liabilities	81	—	—	150	—	3 312	—	3 544
	72 842	46 552	24 050	41 037	4 102	66 932	(129 776)	125 740
Current liabilities
Interest-bearing loans and borrowings	4 535	1 679	253	5 783	5 234	4 483	(17 752)	4 216
Income tax payable	—	—	—	474	3	1 243	(500)	1 220
Derivatives	482	—	—	131	5 563	5 272	(5 872)	5 574
Trade and other payables	1 228	562	342	3 211	65	19 674	(2 515)	22 568
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—
Other current liabilities	5 450	—	—	42	2 612	893	(8 118)	881
	11 695	2 241	595	9 642	13 477	31 565	(34 756)	34 459
Total equity and liabilities	149 021	104 194	25 244	125 316	46 836	381 169	(599 678)	232 103

As at 31 December 2017 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	44	—	—	4 589	—	22 551	—	27 184
Goodwill	—	—	—	33 089	188	107 663	—	140 940
Intangible assets	584	—	—	21 947	158	23 185	—	45 874
Investments in subsidiaries	121 847	77 388	—	42 660	40 708	99 398	(382 000)	—
Investments in associates and joint ventures	—	—	—	28	—	5 253	—	5 263
Deferred tax assets	—	—	—	—	—	1 216	—	1 216
Derivatives	—	—	—	3	13	9	—	25
Other non-current assets	53 565	10 290	55 432	18 115	7 178	67 709	(210 623)	1 664
	176 040	87 678	55 432	120 430	48 246	326 966	(592 623)	222 166
Current assets
Investment securities	1 301	—	—	—	—	3	—	1 304
Inventories	21	—	—	626	—	3 472	—	4 119
Derivatives	—	—	—	122	198	138	—	458
Trade and other receivables	16 585	1 514	1 947	3 265	21 972	19 942	(58 660)	6 566
Cash and cash equivalents	43	242	8	1 872	4 110	9 768	(5 571)	10 472
Assets classified as held for sale	—	—	—	—	—	133	—	133
Other current assets	—	—	—	—	—	908	—	908
	17 950	1 756	1 955	5 884	26 281	34 364	(64 231)	23 960
Total assets	193 990	89 434	57 387	126 315	74 526	361 330	(656 854)	246 126

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	72 585	38 307	586	89 304	42 352	211 452	(382 000)	72 585
Minority interest	—	—	—	—	—	7 635	—	7 635
	72 585	38 307	586	89 304	42 352	219 087	(382 000)	80 220
Non-current liabilities
Interest-bearing loans and borrowings	102 398	49 230	55 464	24 874	4 131	83 459	(210 607)	108 949
Employee benefits	5	—	—	1 240	—	1 748	—	2 993
Deferred tax liabilities	—	(337)	9	6 528	—	6 907	—	13 107
Derivatives	—	—	—	1	919	17	—	937
Other non-current liabilities	131	—	—	1 012	11	2 573	(18)	3 709
	102 534	48 893	55 473	33 654	5 062	94 704	(210 625)	129 695
Current liabilities
Interest-bearing loans and borrowings	16 718	2 363	479	387	18 949	20 531	(51 994)	7 433
Income tax payable	—	(665)	3	726	8	1 486	—	1 558
Derivatives	—	—	—	31	1 329	97	—	1 457
Trade and other payables	2 033	535	848	2 207	3 274	22 530	(6 665)	24 762
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—
Other current liabilities	121	—	—	5	3 553	2 894	(5 571)	1 002
	18 872	2 233	1 330	3 356	27 113	47 538	(64 230)	36 211
Total equity and liabilities	193 990	89 434	57 387	126 315	74 526	361 330	(656 854)	246 126

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended 31 December 2018 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit of the period	4 368	350	37	6 297	911	5 643	(11 915)	5 691
Depreciation, amortization and impairment	147	—	—	802	—	3 311	—	4 260
Net finance cost	209	3 047	(37)	(2 443)	(113)	8 066	—	8 729
Income tax expense	—	(293)	—	718	2	2 412	—	2 839
Investment income	(4 203)	(1 980)	—	(1 502)	(849)	(3 382)	11 916	—
Other items	158	—	—	3	—	(118)	(1)	42
Cash flow from operating activities before changes in working capital and use of provisions	679	1 124	—	3 875	(49)	15 932	—	21 561
Working capital and provisions	182	360	—	(403)	(15)	(196)	96	24
Cash generated from operations	861	1 484	—	3 472	(64)	15 736	96	21 585
Interest paid, net	(137)	(2 718)	73	4 008	(190)	(5 025)	(28)	(4 017)
Dividends received	—	—	—	—	—	39	102	141
Income tax paid	—	—	(8)	(616)	(7)	(2 416)	—	(3 047)
CASH FLOW FROM OPERATING ACTIVITIES	724	(1 234)	65	6 864	(261)	8 334	170	14 663
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets	—	—	—	47	—	390	—	437
Sale of subsidiaries, net of cash disposed of	127	—	—	—	—	128	—	257
Proceeds from SAB transaction-related divestitures	—	—	—	—	—	(330)	—	(330)
Taxes on SAB transaction-related divestitures	—	—	—	—	—	(100)	—	(100)
Acquisition of other subsidiaries, net of cash acquired	(27)	—	—	—	—	(85)	—	(112)
Acquisition of property, plant and equipment and of intangible assets	(194)	—	—	(857)	—	(4 035)	—	(5 086)
Net of tax proceeds from the sale of assets held for sale	—	—	—	—	—	—	—	—
Net proceeds from sale/(acquisition) of investment in short-term debt securities	1 300	—	—	—	—	(4)	—	1 296
Net proceeds from sale/(acquisition) of other assets	—	—	—	13	—	(185)	—	(172)
Net repayments/(payments) of loans granted	29 335	4 599	31 459	(19 654)	3 051	93 436	(142 382)	(156)
CASH FLOW FROM INVESTING ACTIVITIES	30 541	4 599	31 459	(20 451)	3 051	89 217	(142 382)	(3 965)
FINANCING ACTIVITIES
Intra-group capital reimbursements	—	—	—	—	—	—	—	—
Purchase of non-controlling interest	—	—	—	—	—	(923)	—	(923)
Proceeds from borrowings	6 337	9 762	9 755	23 483	157	(31 555)	(157)	17 782
Payments on borrowings	(36 673)	(13 367)	(41 259)	(11 169)	—	(62 273)	142 253	(22 489)
Cash net finance (cost)/income other than interests	263	—	—	5	10	(953)	121	(554)
Dividends paid	(6 541)	—	—	—	—	(1 218)	(2)	(7 761)
CASH FLOW FROM FINANCING ACTIVITIES	(36 614)	(3 605)	(31 504)	12 319	166	(96 923)	142 215	(13 945)
Net increase/(decrease) in cash and cash equivalents	(5 349)	(240)	20	(1 268)	2 956	629	3	(3 247)
Cash and cash equivalents less bank overdrafts at beginning of year	(74)	242	9	1 929	530	7 720	—	10 356
Effect of exchange rate fluctuations	(23)	—	—	(80)	(5)	(40)	(3)	(148)
Cash and cash equivalents less bank overdrafts at end of year	(5 446)	2	29	581	3 481	8 309	—	6 960

For the year ended 31 December 2017 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit of the period	7 996	2 338	8	7 741	4 749	8 837	(22 387)	9 183
Depreciation, amortization and impairment	128	—	—	849	(78)	3 377	—	4 276
Net finance cost	819	3 064	(26)	(3 218)	(942)	6 810	—	6 507
Income tax expense	16	(614)	17	(1 506)	177	3 830	—	1 920
Investment income	(8 296)	(3 721)	—	(126)	(4 041)	(6 203)	22 387	—
Other items	126	—	—	(9)	2	(338)	—	(219)
Cash flow from operating activities before changes in working capital and use of provisions	789	1 067	(1)	3 633	(135)	16 313	—	21 667
Working capital and provisions	(283)	869	(4)	(1 319)	109	72	159	(397)
Cash generated from operations	506	1 936	(5)	2 313	(25)	16 385	159	21 270
Interest paid, net	(860)	(3 156)	79	106	245	(6 120)	5 865	(3 841)
Dividends received	2	—	—	76	2	139	(77)	142
Income tax paid	(16)	—	(16)	289	(4)	(2 394)	—	(2 141)
CASH FLOW FROM OPERATING ACTIVITIES	(368)	(1 220)	58	2 785	217	8 010	5 947	15 430
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets	—	—	—	20	(2)	599	—	617
Sale of subsidiaries, net of cash disposed of	—	—	—	42	—	—	—	42
Proceeds from SAB transaction-related divestitures	—	—	—	—	—	11 697	—	11 697
Taxes on SAB transaction-related divestitures	—	—	—	(3 449)	—	—	—	(3 449)
Acquisition of other subsidiaries, net of cash acquired	—	—	—	(419)	113	(292)	—	(598)
Acquisition of property, plant and equipment and of intangible assets	(126)	—	—	(625)	91	(4 081)	—	(4 741)
Net of tax proceeds from the sale of assets held for sale	—	—	—	—	—	16	—	16
Net proceeds from sale/(acquisition) of investment in short-term debt securities	4 177	—	—	—	—	160	—	4 337
Net proceeds from sale/(acquisition) of other assets	535	—	—	4	(73)	(746)	—	(280)
Net repayments/(payments) of loans granted	(7 949)	4 996	332	378	4 229	43 229	(45 002)	213
CASH FLOW FROM INVESTING ACTIVITIES	(3 363)	4 996	332	(4 049)	4 357	50 582	(45 002)	7 854
FINANCING ACTIVITIES
Intra-group capital reimbursements	18 594	—	—	28	(21 180)	2 558	—	—
Purchase of non-controlling interest	—	—	—	—	—	(206)	—	(206)
Proceeds from borrowings	24 604	2 262	1 470	8 152	8 045	(219)	(30 962)	13 352
Payments on borrowings	(20 574)	(5 876)	(1 306)	(6 541)	(12 813)	(46 006)	69 783	(23 333)
Cash net finance (cost)/income other than interests	(463)	—	—	(34)	2 011	(3 055)	—	(1 541)
Dividends paid	(7 992)	(75)	—	—	—	(1 285)	77	(9 275)
CASH FLOW FROM FINANCING ACTIVITIES	14 169	(3 689)	164	1 604	(23 936)	(48 213)	38 898	(21 004)
Net increase/(decrease) in cash and cash equivalents	10 438	87	554	340	(19 361)	10 379	(157)	2 280
Cash and cash equivalents less bank overdrafts at beginning of year	(10 244)	155	(617)	1 464	18 376	(739)	—	8 395
Effect of exchange rate fluctuations	(268)	—	72	28	1 583	(1 891)	157	(319)
Cash and cash equivalents less bank overdrafts at end of year	(74)	242	9	1 832	598	7 749		10 356

For the year ended 31 December 2016 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit of the period	1 241	1 510	38	2 947	(3 580)	7 961	(7 348)	2 769
Depreciation, amortization and impairment	96	—	—	811	(63)	2 633	—	3 477
Net finance cost	1 599	1 284	(36)	83	3 722	1 912	—	8 564
Income tax expense	—	(280)	(2)	1 386	(28)	537	—	1 613
Investment income	(2 599)	(1 958)	—	(1 030)	(292)	(1 469)	7 348	—
Other items	56	(1)	—	231	—	(368)	—	(82)
Cash flow from operating activities before changes in working capital and use of provisions	393	555	—	4 428	(241)	11 206	—	16 341
Working capital and provisions	(121)	541	4	(626)	(24)	(80)	9	(297)
Cash generated from operations	272	1 096	4	3 802	(265)	11 126	9	16 044
Interest paid, net	(1 543)	(1 153)	59	(110)	1 109	(1 108)	25	(2 721)
Dividends received	9 256	—	—	3	1	40	(9 257)	43
Income tax paid	—	—	—	(494)	(17)	(2 745)	—	(3 256)
CASH FLOW FROM OPERATING ACTIVITIES	7 985	(57)	63	3 201	828	7 313	(9 223)	10 110
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets	—	—	—	24	1	186	—	211
Sale of subsidiaries, net of cash disposed of	—	—	—	14	(1)	640	—	653
Proceeds from SAB transaction-related divestitures	(57 712)	—	—	—	(8 652)	1 198	—	(65 166)
Taxes on SAB transaction-related divestitures	—	—	—	—	—	16 342	—	16 342
Acquisition of other subsidiaries, net of cash acquired	—	—	—	(296)	296	(1 445)	—	(1 445)
Acquisition of property, plant and equipment and of intangible assets	(369)	—	—	(857)	207	(3 960)	—	(4 979)
Net of tax proceeds from the sale of assets held for sale	—	—	—	—	—	146	—	146
Net proceeds from sale/(acquisition) of investment in short-term debt securities	(5 500)	—	—	—	—	(83)	—	(5 583)
Net proceeds from sale/(acquisition) of other assets	—	—	—	(10)	(21)	4	—	(27)
Net repayments/(payments) of loans granted	(11 753)	(900)	(46 052)	(11 425)	11 196	(32 475)	91 180	(229)
CASH FLOW FROM INVESTING ACTIVITIES	(75 334)	(900)	(46 052)	(12 550)	3 026	(19 447)	91 180	(60 077)
FINANCING ACTIVITIES
Intra-group capital reimbursements	(79)	—	—	85	(2 200)	2 194	—	—
Purchase of non-controlling interest	—	—	—	—	—	(10)	—	(10)
Proceeds from borrowings	81 137	4 486	47 051	11 088	21 799	14 895	(94 164)	86 292
Payments on borrowings	(13 370)	(4 049)	(2 200)	(410)	(962)	(5 600)	2 974	(23 617)
Cash net finance (cost)/income other than interests	(628)	(64)	(5)	(31)	(3 126)	370	—	(3 484)
Dividends paid	(7 134)	—	—	—	—	(10 573)	9 257	(8 450)
CASH FLOW FROM FINANCING ACTIVITIES	59 926	373	44 847	10 732	15 511	1 276	(81 933)	50 731
Net increase/(decrease) in cash and cash equivalents	(7 423)	(584)	(1 142)	1 383	19 365	(10 858)	24	764
Cash and cash equivalents less bank overdrafts at beginning of year	(1 832)	739	525	122	(1 222)	8 578	—	6 910
Effect of exchange rate fluctuations	(989)	—	—	—	194	1 540	(24)	721
Cash and cash equivalents less bank overdrafts at end of year	(10 245)	154	(618)	1 505	18 377	(740)	—	8 395

36. Events after the balance sheet date

BOND ISSUANCE

On 23 January 2019, Anheuser-Busch InBev Worldwide Inc., a subsidiary of Anheuser-Busch InBev SA/NV issued 15.5 billion US dollar aggregate principal amount of bonds. The bonds comprise the following series: 2.5 billion US dollar aggregate principal amount of fixed rate Notes due 23 January 2025 bearing interest at annual rate of 4.150%; 4.25 billion US dollar aggregate principal amount of fixed rate Notes due 23 January 2029 bearing interest at an annual rate of 4.750%; 0.75 billion US dollar aggregate principal amount of fixed rate Notes due 23 January 2031 bearing interest at an annual rate of 4.900%; 2.0 billion US dollar aggregate principal amount of fixed rate Notes due 23 January 2039 bearing interest at an annual rate of 5.450%; 4.0 billion US dollar aggregate principal amount of fixed rate Notes due 23 January 2049 bearing interest at an annual rate of 5.550% and 2.0 billion US dollar aggregate principal amount of fixed rate Notes due 23 January 2059 bearing interest at an annual rate of 5.800%.

The net proceeds of the offering will be used for general corporate purposes, including the repayment of upcoming debt maturities in 2021 to 2024 and 2026, including the funding of the company’s announced tender offers.

RESULTS OF TENDER OFFERS

On 08 February 2019, AB InBev announced the final results of offers by its wholly owned subsidiaries Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC to purchase for cash any validly tendered (and not validly withdrawn) and accepted notes up to an aggregate purchase price (excluding accrued and unpaid interest) of 16.5 billion US dollar of twelve series of notes issued by the companies. With the completion of the Tender Offers, the companies repurchased 16.3 billion US dollar aggregate principal amount of several series of its outstanding notes.

The pool caps comprise the following series: 2.5 billion US dollar aggregate principal amount of fixed rate Notes bearing interest at annual rate of 2.650%, 0.2 billion US dollar aggregate principal amount of floating rate Notes and 0.2 billion US dollar aggregate principal amount of fixed rate Notes at an annual rate of 4.375% due in 2021; 1.1 billion US dollar aggregate principal amount of fixed rate Notes bearing interest at annual rate of 3.750% and 1.3 billion US dollar aggregate principal amount of fixed rate Notes at an annual rate of 2.500% due in 2022; 0.6 billion US dollar aggregate principal amount of fixed rate Notes bearing interest at annual rate of 2.625% and 2.9 billion US dollar aggregate principal amount of fixed rate Notes at an annual rate of 3.300% due in 2023; 0.3 billion US dollar aggregate principal amount of floating rate Notes, 0.9 billion US dollar aggregate principal amount of fixed rate Notes at an annual rate of 3.500% and 0.5 billion US dollar aggregate principal amount of fixed rate Notes at an annual rate of 3.700% due in 2024; and 5.9 billion US dollar aggregate principal amount of fixed rate Notes bearing interest at annual rate of 3.650% due in 2026.

37. AB InBev companies

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2018
ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - C1425BOF - Buenos Aires	61.88
AUSTRALIA
FOSTER’S GROUP PTY LTD – Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
CUB PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
FBG FINANCE PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
FBG TREASURY (AUST) PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
BELGIUM
AB INBEV N.V. – Grand Place 1 - 1000 – Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 – Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 – Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 – Leuven	100.00
INBEV BELGIUM S.P.R.L. - Industrielaan 21 - 1070 – Brussel	100.00
BOTSWANA
Kgalagadi Breweries (Pty) Ltd - Plot 20768, Broadhurst industrial estate - Gaborone[1]	31.00
BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca No. 121, Zona Challapampa - La Paz	61.88
BRAZIL
AMBEV S.A. - Rua Dr Renato Paes de Barros, 1017, 3° andar, Itaim Bibi - CEP 04530-001 - São Paulo	61.88
CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 – Toronto	61.88
CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600 - 8700000 – Quilicura	61.88
CHINA
ANHEUSER-BUSCH INBEV (CHINA) SALES CO LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	100.00
ANHEUSER-BUSCH INBEV (WUHAN) BREWERY CO. LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	97.06
ANHEUSER-BUSCH INBEV (FOSHAN) BREWERY CO. LTD. - 1 Budweiser Avenue, Southwest St., Sanshui District - 528132 - Foshan City, Guangdong	100.00
ANHEUSER-BUSCH INBEV HARBIN BREWERY CO. LTD. - 9 HaPi Road Pingfang District - 150066 - Harbin City, Heilongijang Province	100.00
ANHEUSER-BUSCH INBEV (TANGSHAN) BREWERY CO. LTD. - 18, Yingbin Road - 063300 - Tangshan City, Hebei Province	100.00
ANHEUSER-BUSCH INBEV SEDRIN BREWERY CO. LTD. - 660 Gong Ye Road, Hanjiang District - 351111 - Putian City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV SEDRIN (ZHANGZHOU) BREWERY CO. LTD. - Lantian Economic District - 363005 - Zhangzhou City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO. LTD. - 159 Qi Xia East Road, Chengguan Town, Tiantai County - 317200 - Taizhou Cithy, Zhejiang Province	100.00
NANCHANG ASIA BREWERY CO. LTD. - 1188 Jinsha Avenue, Economic District - Nanchang City, Jiangxi Province	100.00
SIPING GINSBER DRAFT BEER CO. LTD. - Xianmaquan, Tiedong Area - Siping City, Jilin Province	100.00
ANHEUSER-BUSCH INBEV (NANTONG) BREWERY CO. LTD. - 666 Zhaoxia Road - Nantong City, Jiangsu Province	100.00
ANHEUSER-BUSCH INBEV (SICHUAN) BREWERY CO. LTD. - No. 1, AB InBev Avenue, Cheng Nan Industry Park, Economic Development Area - 641300 - Ziyang City, Sichuan Province	100.00
ANHEUSER-BUSCH INBEV (HENAN) BREWERY CO. LTD. - No. 1 Budweiser Avenue, Industry Park, Tangzhuang Town - 453100 - Weihui City, Henan Province	100.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO. LTD. - 89 Jin Long Quan Avenue - Jingmen City, Hubei Province	60.00
ANHEUSER-BUSCH INBEV (SUQIAN) BREWERY CO. LTD. - No 1 Qujiang Road, Suyu Industry Park - Suqian City, Jiangsu Province	100.00
COLOMBIA
BOGOTA BEER COMPANY BBC S.A.S. - Carrera 53 A, No 127 - 35 - 110221 – Bogota	97.22
BAVARIA S.A. S.A. - Carrera 53 A, No 127 - 35 - 110221 – Bogota	99.00
AMBEV COLOMBIA S.A.S. - Carrera 53 A, No 127 - 35 - 110221 – Bogota	97.22

[1]	The group’s shares entitle the holder to twice the voting rights

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2018
CZECH REPUBLIC
PIVOVAR SAMSON A.S. - V parku 2326/18, Chodov, 148 00 Praha 4	100.00
DOMINICAN REPUBLIC
CERVECERIA NACIONAL DOMINICANA S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 1086 - Santo Domingo[1]	52.42
ECUADOR
COMPAÑIA CERVECERA AMBEV ECUADOR S.A. - Km 14.5 Via a Daule S/N y Av. Las Iguanas, Guayaquil	97.22
CERVECERÍA NACIONAL (CN) SA - Via a daule km 16,5 y calle cobre s/n – Guayaquil, Guayas	95.58
EL SALVADOR
INDUSTRIAS LA CONSTANCIA, SA DE CV - 526 Av. Independencia, San Salvador	100.00
FRANCE
AB INBEV FRANCE S.A.S. - Immeuble Crystal, 38, Place Vauban - C.P. 59110 - La Madeleine	100.00
GERMANY
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 – Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 – Issum	100.00
HAAKE-BECK AG - Am Deich 18/19 - 28199 – Bremen	99.96
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 – Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 – Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 – München	100.00
ANHEUSER-BUSCH INBEV Deutschland GmbH & Co KG - Am Deich 18/19 - 28199 – Bremen	100.00
LOEWENBRAEU AG - Nymphenburger Str. 7 - 80335 – München	100.00
GHANA
ACCRA BREWERY LTD - Farra Avenue 20 1st Floor, Pkf Building, P.O. Box Gp1219 – Accra	60.00
GRAND DUCHY OF LUXEMBoURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 – Diekirch	95.82
HONDURAS
CERVECERÍA HONDUREÑA, SA DE CV - Blvd. Del Norte, Carretera Salida a Puerto Cortes - San Pedro Sula, Cortes	99.00
INDIA
CROWN BEERS INDIA LIMITED - #8-2-684/A, Road No. 12 - Banjara Hills, Hyderabad 500034 - Andhra Pradesh	100.00
SABMILLER INDIA LIMITED LTD. - Unit No.301-302, Dynasty Business Park, 3rd Floor - Andheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra	99.60
ITALY
Anheuser-Busch Inbev Italia SpA - Piazza Buffoni 3, 21013 Gallarate	100.00
MEXICO
CERVECERIA MODELO DE MEXICO S. DE R.L. DE C.V - Javier Barros Sierra 555 Piso 3 - Zedec Ed Plaza Santa Fe - 01210 Mexico City	100.00
MOZAMBIQUE
CERVEJAS DE MOÇAMBIQUE SA - Rua do Jardim 1329 - Maputo[2]	49.00
THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA – Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA – Breda	100.00
AB InBev Africa B.V.- Ceresstraat 1, 4811 CA – Breda	62.00
AB InBev Botswana B.V.- Ceresstraat 1, 4811 CA – Breda	62.00
NIGERIA
BEVERAGE MANAGEMENT SOLUTIONS LIMITED LTD. - 58 Akanbi Onitiri Close, Off Eric Moore Road, Surelere – Lagos	50.00
INTERNATIONAL BREWERIES PLC - Lawrence Omole Way, Omi Osoro Road, Imo Ilesha, Osun State[1]	37.50
PANAMA
CERVECERÍA NACIONAL HOLDING SA - Costa del Este Business Park, torre Oeste Piso 2 - Ciudad de Panama	60.00
PARAGUAY
CERVECERIA PARAGUAYA S.A. - Ruta Villeta km 30 N 3045 - 2660 – Ypané	61.88
PERU
COMPANIA CERVECERA AMBEV PERU S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - Lima 15	97.22
UNIÓN DE CERVECERÍAS PERUANAS BACKUS Y JOHNSTON SAA - 3986 Av. Nicolas Ayllon, Ate, Lima 3	93.65

[1]	85% owned by Ambev S.A
[2]	The company is consolidated due to the group’s majority shareholdings and ability to control the operations.

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2018
SOUTH AFRICA
SABSA HOLDINGS LTD PUBLIC LIMITED COMPANY - 65 Park Lane, Sandown - 2001 – Johannesburg	100.00
THE SOUTH AFRICAN BREWERIES (PTY) LTD LIMITED BY SHARES - 65 Park Lane, Sandown - 2146 – Johannesburg	91.55
SOUTH KOREA
ORIENTAL BREWERY CO., LTD - 8F, ASEM Tower, 517, Yeongdong-daero, Gangnam-gu, Seoul, 06164, S. Korea	100.00
SWITZERLAND
ANHEUSER-BUSCH INBEV PROCUREMENT GMBH GESELLSCHAFT MIT BESCHRÄNKTER HAFTUNG (GMBH) - Suurstoffi 22 – 6343 - Rotkreuz	100.00
TANZANIA
KIBO BREWERIES LTD PRIVATE COMPANY - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District - - Dar es Salaam[1]	36.00
UGANDA
NILE BREWERIES LTD - Plot M90 Yusuf Lule Roa, Njeru, Jinja - Eastern Uganda	61.76
UNITED KINGDOM
ABI SAB GROUP HOLDING LIMITED - AB InBev House, Church Street West - GU21 6HT - Woking	100.00
ABI UK HOLDINGS 1 LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS – Luton	100.00
AB INBEV UK LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS – Luton	100.00
AB INBEV HOLDINGS LIMITED - AB InBev House, Church Street West - GU21 6HT - Woking	100.00
AB INBEV INTERNATIONAL BRANDS LIMITED - AB InBev House, Church Street West - GU21 6HT - Woking	100.00
ZX VENTURES LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS – Luton	100.00
UNITED STATES
ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH, LLC –One Busch Place, St. Louis, MO. 63118	100.00
Metal Container Corporation, Inc. – One Busch Place, St. Louis, Mo. 63118	100.00
ANHEUSER-BUSCH NORTH AMERICAN HOLDING CORPORATION - C/O THE CORPORATION TRUST COMPANY INC. - 1209 Orange Street - DE 19801 – Wilmington	100.00
URUGUAY
CERVECERIA Y MALTERIA PAYSANDU S.A. - Cesar Cortinas, 2037 - C.P. 11500 – Montevideo	61.88
VIETNAM
ANHEUSER-BUSCH INBEV VIETNAM BREWERY COMPANY LIMITED/No.2 VSIP II-A, Street no. 28, Vietnam - Singapore II-A Industrial Park, Tan Uyen District, Binh Duong Province	100.00
ZAMBIA
ZAMBIAN BREWERIES PLC - Mungwi Road, Plot Number 6438, Lusaka	54.00

LIST OF MOST IMPORTANT ASSOCIATES AND JOINT VENTURES

NAME AND REGISTERED OFFICE OF ASSOCIATES AND JOINT VENTURES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2018
FRANCE
SOCIÉTÉ DES BRASSERIES ET GLACIÈRES INTERNATIONALES SA - 30 AV George V, 75008, Paris	20.00
GIBRALTAR
BIH BRASSERIES INTERNATIONALES HOLDING LTD - CC Building, 10th Floor, Main Street	20.00
BIH BRASSERIES INTERNATIONALES HOLDING (ANGOLA) LTD - Suite 10/3, International Commercial Centre, 2A Main Street	27.00
TURKEY
ANADOLU EFES BIRACILIK VE MALT SANAYII AS - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00
ZIMBABWE
DELTA CORPORATION LTD - Sable house, P.O. Box BW 343, Northridge Close, Borrowdale, Harare	25.00
RUSSIA
AB InBev Efes - 28 Moscovskaya Street, Moscow region - 141607 – Klin	50.00