Form 20-F
period 2019-12-31
Anheuser-Busch InBev SA/NV
filed 2020-03-24
CIK 1668717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2019

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

John Blood

Chief Legal and Corporate Affairs Officer and Company Secretary

Brouwerijplein 1,

3000 Leuven, Belgium

Telephone No.: + 32 16 27 61 11

Email: Corporategovernance@ab-inbev.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary shares without nominal value		New York Stock Exchange*
American Depositary Shares, each representing one ordinary share without nominal value	BUD	New York Stock Exchange
6.375% Notes due 2040 (issued January 2010)	BUD40	New York Stock Exchange
4.375% Notes due 2021 (issued January 2011)	BUD21	New York Stock Exchange
8.200% Notes due 2039 (issued March 2011)	BUD39	New York Stock Exchange
2.500% Notes due 2022 (issued July 2012)	BU22	New York Stock Exchange
3.750% Notes due 2042 (issued July 2012)	BUD42A	New York Stock Exchange
2.625% Notes due 2023 (issued January 2013)	BUD/23	New York Stock Exchange
4.000% Notes due 2043 (issued January 2013)	BUD/43	New York Stock Exchange
3.700% Notes due 2024 (issued January 2014)	BUD/24	New York Stock Exchange
4.625% Notes due 2044 (issued January 2014)	BUD/44	New York Stock Exchange
3.300% Notes due 2023 (issued January 2016)	BUD/23A	New York Stock Exchange
3.650% Notes due 2026 (issued January 2016)	BUD/26	New York Stock Exchange
4.700% Notes due 2036 (issued January 2016)	BUD/36	New York Stock Exchange
4.900% Notes due 2046 (issued January 2016)	BUD/46	New York Stock Exchange
Floating Rate Notes due 2021 (issued January 2016)	BUD/21A	New York Stock Exchange
4.950% Notes due 2042 (issued December 2016)	BUD/42	New York Stock Exchange
6.625% Notes due 2033 (issued December 2016)	BUD/33	New York Stock Exchange
5.875% Notes due 2035 (issued December 2016)	BUD/35	New York Stock Exchange
4.439% Notes due 2048 (issued August 2017)	BUD/48	New York Stock Exchange
3.500% Notes due 2024 (issued April 2018)	BUD/24B	New York Stock Exchange
4.000% Notes due 2028 (issued April 2018)	BUD/28	New York Stock Exchange
4.375% Notes due 2038 (issued April 2018)	BUD/38	New York Stock Exchange
4.600% Notes due 2048 (issued April 2018)	BUD/48A	New York Stock Exchange
4.750% Notes due 2058 (issued April 2018)	BUD/58	New York Stock Exchange
Floating Rate Notes due 2024 (issued April 2018)	BUD24A	New York Stock Exchange
4.150% Notes due 2025 (issued January 2019)	BUD/25	New York Stock Exchange
4.750% Notes due 2029 (issued January 2019)	BUD/29	New York Stock Exchange
4.900% Notes due 2031 (issued January 2019)	BUD/31	New York Stock Exchange
5.450% Notes due 2039 (issued January 2019)	BUD/39A	New York Stock Exchange
5.550% Notes due 2049 (issued January 2019)	BUD/49	New York Stock Exchange
5.800% Notes due 2059 (issued January 2019)	BUD/59	New York Stock Exchange
4.900% Notes due 2046 (issued May 2019)	BUD/46A	New York Stock Exchange
4.700% Notes due 2036 (issued May 2019)	BUD/36A	New York Stock Exchange
3.650% Notes due 2026 (issued May 2019)	BUD/26A	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

•	“AB InBev Group” are to Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV;

•	“Ambev” are to Ambev S.A., a Brazilian company listed on the New York Stock Exchange and on the São Paulo Stock Exchange, and successor of Companhia de Bebidas das Américas—Ambev;

•	“Anheuser-Busch” are to Anheuser-Busch Companies, LLC, and the group of companies owned and/or controlled by Anheuser-Busch Companies, LLC, as the context requires;

•	“Budweiser APAC” are to Budweiser Brewing Company APAC Limited, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange;

•

“former AB InBev” are, as the context requires, to Anheuser-Busch InBev SA/NV or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV prior to the completion of the combination with SAB on 10 October 2016;

•

“Grupo Modelo” are to Cervecería Modelo de México, S. de R.L. de C.V., a Mexican limited liability company, and the group of companies owned and/or controlled by Cervecería Modelo de México, S. de R.L. de C.V.;

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

When we discuss consumers of our products that contain alcohol, this is in reference to consumers of legal drinking age in their respective jurisdictions.

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting

-iii-

Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

All references in this Form 20-F to (i) “euro” or “EUR” are to the common currency of the European Union, (ii) “U.S. dollar,” “$” or “USD” are to the currency of the United States of America, (iii) “CAD” (Canadian dollar) are to the currency of Canada, (iv) “R$”, “BRL”, “real” or “reais” are to the currency of Brazil, (v) “GBP” (pound sterling) are to the currency of the United Kingdom, (vi) “AUD” (Australian dollar) are to the currency of the Commonwealth of Australia, (vii) “MXN” (Mexican peso) are to the currency of Mexico, (viii) “ZAR” (South African rand) are to the currency of South Africa, (ix) “COP” (Colombian peso) are to the currency of Colombia, (x) “PEN” (Peruvian nuevo sol) are to the currency of Peru, (xi) “ARS” (Argentinean peso) are to the currency of Argentina and (xii) “CNY” (Chinese renminbi) are to the currency of China.

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

Effective 1 January 2019, we reorganized our regional reporting structure. Our results are now reported under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We continue to separately report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses which have not been allocated to the regions. The key changes in the company’s structure are as follows: (i) the new Middle Americas region combined the former Latin America West region with the Dominican Republic, Panama, Costa Rica, Guatemala and the Caribbean, which were previously reported in Latin America North region and (ii) the new South America region combined the former Latin America South region with Brazil, which was previously reported in Latin America North region. Our five geographic regions plus our Global Export and Holding Companies comprise our six segments for all financial reporting purposes. For a list of the countries comprising our geographic reporting regions, see “Item 4. Information on the Company—B. Business Overview—3. Main Markets.”

Effective 1 January 2019, IFRS 16 Leases replaced the previous lease accounting requirements and introduced significant changes to lessee accounting. It requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date, together with a different recognition of lease costs. We adopted IFRS 16 on 1 January 2019 under the full retrospective application method.

Effective 30 September 2019, following the announcement on 19 July 2019 of the agreement to divest Carlton & United Breweries (“CUB” or “Australian operations”), our Australian subsidiary, to Asahi Group Holdings, Ltd. (“Asahi”), we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represent a separate major line of business, these are now accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”). Consequently, the 2018 and 2017 consolidated results have been restated as if the classification had been applied as of 1 January 2018 and 1 January 2017, respectively, to exclude the results of the Australian operations.

The financial information for 2018 and 2017 included in this Form 20-F has been restated to reflect the classification of the Australian operations as discontinued operations, the impact of adoption of IFRS 16 under the full retrospective application and the segment changes referenced above.

On 4 October 2017, we completed the transition of the 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”) and stopped consolidating CCBA in our consolidated financial statements as of that date. Furthermore, on 30 March 2018, we completed the 50:50 merger of AB InBev’s and Anadolu Efes Biracilik ve Malt Sanayii AŞ’s

-iv-

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

See “Item 5. Operating and Financial Review—B. Significant Accounting Policies—Summary of Changes in Accounting Policies” for further information on how our accounting policies changed in 2019.

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

-v-

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

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in this annual report that are not historical; and

-vi-

•	our success in managing the risks involved in the foregoing.

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

A. SELECTED FINANCIAL DATA

The selected historical financial information presented below as of 31 December 2019, 2018, 2017, 2016 and 2015, and for the five years ended 31 December 2019, has been derived from our audited restated consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Our financial statements presentation and reporting currency is the U.S. dollar. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited restated consolidated financial statements and the accompanying notes. The audited restated consolidated financial statements and the accompanying notes as of 31 December 2019 and 2018 and for the three years ended 31 December 2019 have been included in this Form 20-F.

	2019	2018(7)(8)	2017(8)	2016(6)(8)	2015(8)
	(USD millions)
Income Statement Data
Revenue(1)	52,329	53,041	54,859	45,517	43,604
Profit from operations	16,098	16,414	16,460	12,882	13,904
Profit from continuing operations	9,990	5,157	8,606	2,721	9,867
Profit of the period	10,414	5,688	9,166	2,769	9,867
Profit attributable to our equity holders	9,171	4,370	7,990	1,241	8,273
Weighted average number of Ordinary and Restricted Shares (million shares)(2)	1,984	1,975	1,971	1,717	1,638
Diluted weighted average number of Ordinary and Restricted Shares (million shares)(3)	2,026	2,011	2,010	1,755	1,668

	2019	2018(7)(8)	2017(8)	2016(6)(8)	2015(8)
	(USD millions)
Basic earnings per share (USD)(4)	4.62	2.21	4.05	0.72	5.05
Basic earnings per share from continuing operations (USD)(4)	4.41	1.94	3.77	0.69	5.05
Diluted earnings per share (USD)(5)	4.53	2.17	3.98	0.71	4.96
Dividends per share (USD)	2.02	2.05	4.33	3.85	3.95
Dividends per share (EUR)	1.80	1.80	3.60	3.60	3.60

Financial Position Data
Total assets	236,648	233,868	248,208	258,381	134,635
Equity	84,553	71,889	80,200	81,425	45,719
Equity attributable to our equity holders	75,722	64,485	72,576	71,339	42,137
Issued capital	1,736	1,736	1,736	1,736	1,736

Other Data
Volumes (million hectoliters)	561	560	605	500	457

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

(3)

Diluted weighted average number of Ordinary and Restricted Shares means the weighted average number of Ordinary and Restricted Shares, adjusted by the effect of share options and restricted stock units issued.

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

(7)

The financial information for 2018 is presented under IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers, which was adopted by us with effect on 1 January 2018 in accordance with the modified retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

(8)

The financial information for 2018 and 2017 has been restated to reflect the impact of adoption of IFRS 16 Leases on 1 January 2019 in accordance with the full retrospective application and the classification of the Australian operations as discontinued operations. The financial information for 2016 and 2015 has not been restated to reflect these changes. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

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

Risks Relating to Our Business

We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis (including as a result of the COVID-19 virus pandemic), which could adversely affect the demand for our products and adversely affect the market price of our Ordinary Shares and ADSs.

We are exposed to the risk of a global recession or a recession in one or more of our key markets, credit and capital markets volatility and an economic or financial crisis, or otherwise, which could result in reduced consumption or sales prices of our products, which in turn could result in lower revenue and reduced profit. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of our key markets.

Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products.

Besides moving in concert with changes in per capita income, beer and other alcoholic beverage consumption also increases or decreases in accordance with changes in disposable income.

Currently, disposable income is low in many of the developing countries in which we operate compared to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer. Moreover, because a relevant portion of our brand portfolio consists of premium and core beers, our volumes and revenue may be impacted to a greater degree than those of some of our competitors, as some consumers may choose to purchase value or discount brands rather than premium or core brands. For additional information on the categorization of the beer market and our positioning, see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer.”

Capital and credit market volatility, such as that experienced in recent years, may result in downward pressure on stock prices and the credit capacity of issuers. Potential changes in social, political, regulatory and economic conditions in the U.S. and the European Union, including as a result of the United Kingdom’s exit from the European Union and changes in policies governing foreign trade and imports, may be significant drivers of capital and credit market volatility. The COVID-19 virus pandemic has resulted in significant financial market volatility and uncertainty in recent weeks. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our Ordinary Shares and our ADSs.

Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.

Although we report our consolidated results in U.S. dollars, in 2019, we derived 69.8% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for our reporting purposes, as we cannot hedge against translational exposures. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

During 2019, several currencies, such as the Argentinean peso, the Australian dollar, the Brazilian real, the Colombian peso, the Mexican peso and the South African rand, depreciated against the U.S. dollar, which generally strengthened during the same period. Our total consolidated revenue was USD 52.3 billion for the year ended 31 December 2019, a decrease of USD 0.7 billion compared to the year ended 31 December 2018. The negative impact of unfavorable currency translation effects on our consolidated revenue in the year ended 31 December 2019 was USD 2.7 billion, primarily as a result of the impact of the currencies listed above.

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29 Financial Reporting in Hyperinflationary Economies), requiring us to restate the results of our operations for the years ended 31 December 2019 and 2018 in hyperinflationary economies for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina. See “—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Foreign Currency.”

Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our results of operations and profitability. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2019 Compared to the Year Ended 31 December 2018” for further details on the impact of currency translation effects on our results of operations.

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

Much of our debt is denominated in U.S. dollars, while a significant portion of our cash flows is denominated in currencies other than the U.S. dollar. From time to time we enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of our liabilities to our cash flows could result in increased costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 29 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019, for further details on our approach to hedging commodity price and foreign currency risk.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on our results of operations.

A significant portion of our operating expenses is related to raw materials and commodities, such as malted barley, wheat, corn grits, corn syrup, rice, hops, yeast, flavored concentrate, fruit concentrate, sugar, sweetener, water, glass, polyethylene terephthalate (“PET”) and aluminum bottles, aluminum or steel cans and kegs, aluminum can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

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

The production of our products also requires large amounts of water, including water consumption in the agricultural supply chain. Changes in precipitation patterns and the frequency of extreme weather events may affect our water supply and, as a result, our physical operations. Water may also be subject to price increases in certain areas and changes in water taxation and regulation in certain geographies may result in a negative effect on operating income which could potentially challenge our profitability in certain markets. There is no guarantee that we will be able to pass along increased water costs to our customers in every case. See “—Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs.”

We may not be able to obtain the necessary funding for our future capital or refinancing needs and may face financial risks due to our level of debt, uncertain market conditions and as a result of the potential downgrading of our credit ratings.

We may be required to raise additional funds for our future capital needs or to refinance our current indebtedness and future indebtedness through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available or provided on attractive terms.

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

In addition, ratings agencies may downgrade our credit ratings below their current levels, including as a result of the incurrence of financial indebtedness related to the combination with SAB. In October 2018, Moody’s Investors Service placed AB InBev’s A3 senior unsecured ratings on review to downgrade, citing downward rating pressure due to high financial leverage and our slow path to deleveraging following the October 2016 acquisition of SAB. In December 2018, Moody’s Investors Service concluded its ratings review and assigned a definitive rating of Baa1 (stable outlook) to AB InBev’s long-term debt obligations. As of the date of this annual report, our credit rating from Standard & Poor’s (“S&P”) Global Ratings was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and our credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Any credit rating downgrade could materially adversely affect our ability to finance our ongoing operations and our ability to refinance the debt incurred to fund the combination with SAB, including by increasing our cost of borrowing and significantly harming our financial condition, results of operations and profitability, including our ability to refinance our other existing indebtedness.

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

Our results could be negatively affected by increasing interest rates or by the future discontinuance of certain interest rate benchmarks.

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

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2019, after certain hedging and fair value adjustments, USD 9.7 billion, or 9.4%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 93.4 billion, or 90.6%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the Australian dollar, the Brazilian real, the Canadian dollar, the euro, the pound sterling, the South African rand and the South Korean won. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 29 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 for further details on our approach, currency and interest rate risk.

In addition, our variable rate indebtedness and interest rate swap agreements may use the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”), or other benchmarks as a reference for establishing the interest rate. On 27 July 2017, the United Kingdom Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021 and, on 12 July 2018, announced that the LIBOR benchmark may cease to be a regulated benchmark under the relevant European legislation. Such announcements indicate that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021. Separate workstreams are also underway in Europe to reform EURIBOR using a hybrid methodology and to provide a fallback by reference to a euro risk-free rate (based on a euro overnight risk-free rate as adjusted by a methodology to create a term rate).

At this time, it is not possible to predict the effect of any establishment of alternative reference rates or any other reforms to LIBOR and EURIBOR. Uncertainty as to the nature of such alternative reference rates or other reforms may adversely affect the trading market for LIBOR-linked securities. The potential elimination of benchmarks, such as LIBOR, the establishment of alternative reference rates or changes in the manner of administration of a benchmark could also require adjustments to the terms of our benchmark-linked securities, and may result in other consequences such as market volatility or disruption and an increase in the cost of our variable rate indebtedness.

Certain of our operations depend on independent distributors or wholesalers to sell our products, and we may be unable to replace distributors or acquire interests in wholesalers or distributors. In addition, we may be adversely impacted by the consolidation of retailers.

Certain of our operations are dependent on effective distribution networks to deliver our products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase our products from us and then on-sell them either to other distributors or points of sale. Such distributors are either government-controlled or privately owned but independent wholesale distributors for distribution of our products. See “Item 4. Information on the Company—B. Business Overview—7. Distribution of Products” and “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” for further information in this respect. There can be no assurance as to the financial affairs of such distributors or that these distributors, who often act both for us and our competitors, will not give our competitors’ products higher priority, thereby reducing their efforts to sell our products.

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

In addition, contractual restrictions and the regulatory environment of many markets may make it very difficult to change distributors and, in some markets, we may be prevented from acquiring interests in wholesalers or distributors (for example, see “—Our failure to satisfy our obligations under the SAB settlement agreement could adversely affect our financial condition and results of operations.”). In certain cases, poor performance by a distributor or wholesaler is not a sufficient reason for replacement. Such distributors could engage in practices that harm our reputation as consumers look to us for the quality and availability of our products. Our consequent inability to replace unproductive or inefficient distributors could adversely impact our business, results of operations and financial condition.

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

A portion of our global portfolio consists of associates in new or developing markets, including investments where we may have a lesser degree of control over the business operations. For example, through our investment in the beverage operations of Société des Brasseries et Glacières Internationales and B.I.H. Brasseries Internationales Holding Limited, we have exposure to a number of countries in Africa; through our investment in Anadolu Efes, we have exposure to Turkey and countries in the Commonwealth of Independent States; and through our investment in AB InBev Efes, we have exposure to Russia and Ukraine.

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

We may have a conflict of interest with our majority-owned subsidiaries and we may not be able to resolve such conflict on terms favorable to us.

Conflicts of interest may arise between us and certain of our subsidiaries in various situations due to our status as parent company of such majority-owned subsidiaries and interests that may differ from ours. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, we may not be able to resolve all such conflicts on terms favorable to us.

We have entered into various agreements with our subsidiaries. Notwithstanding the influence that we have over such subsidiaries, we may not be able to use it to prevent them from bringing a legal claim against us in the event of a contractual breach. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Additionally, certain of our directors and/or our senior management may also be managers or senior officers in certain of our subsidiaries. Since our interests and the ones of the relevant subsidiaries are not necessarily always the same or wholly aligned, such dual mandates and other relationships with our subsidiaries or related parties may in the future result in conflicts of interest.

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.

We rely on third-party suppliers for a range of raw materials for our beer and non-beer products, such as malted barley, corn grits, corn syrup, rice, hops, yeast, water, flavored concentrate, fruit concentrate, sugar and sweeteners, and for packaging material, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

We seek to limit our exposure to market fluctuations in the supply of these raw materials by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans and glass bottles. Consolidation of the aluminum can industry and glass bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can and glass bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or any material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet the contractual obligations it owes to us or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices or lower quality than those agreed with that supplier. Additionally, we may be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations or our internal policies, or fails to meet certain quality standards. These factors could have a material impact on our production, distribution and sale of beer, other alcoholic beverages and soft drinks and have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

We may be unsuccessful in identifying suitable acquisition targets or business partners or implementing our acquisitions, divestitures, investments, joint ventures or alliances, which may negatively impact our growth strategy.

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

On 19 July 2019, we announced an agreement to divest our Australia business (Carlton & United Breweries) to Asahi Group Holdings, Ltd. (“Asahi”) for AUD 16.0 billion, equivalent to approximately USD 11.2 billion1. The parties continue to cooperate with the Australian Competition and Consumer Commission (ACCC) and Foreign Investment Review Board (FIRB) with a view to obtaining the necessary approvals and closing the transaction as soon as possible in the second quarter of 2020.

In addition, after completion of any transaction in the future, we may be required to integrate the acquired companies, businesses or operations into our existing operations. There is a risk that such integration will not be successful or will involve greater costs or result in fewer synergies than expected. Such transactions may also involve the assumption of certain actual or potential, known or unknown liabilities, which may have a potential impact on our financial risk profile. These risks and limitations may limit our ability to implement our global strategy and our ability to achieve or maintain future business growth.

The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies, and may be restricted by applicable laws and accounting principles. In particular, 25.4% (USD 13.3 billion) of our total revenue of USD 52.3 billion in 2019 came from our Brazilian listed subsidiary, Ambev, which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. Furthermore, 12.4% (USD 6.5 billion) of our total revenue of USD 52.3 billion in 2019 came from our Asia Pacific listed subsidiary, Budweiser Brewing Company APAC Limited (“Budweiser APAC”), which, since September 2019, is not wholly owned and is listed on the Hong Kong Stock Exchange. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. If we are not able to obtain sufficient cash flows from our domestic and foreign subsidiaries and affiliated companies, this could adversely impact our ability to pay dividends, and otherwise negatively impact our business, results of operations and financial condition. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” for further information in this respect.

An inability to reduce costs could affect our profitability.

Our future success and earnings growth depend in part on our ability to be efficient in producing, advertising and selling our products and services. A number of our subsidiaries are in the process of executing cost-saving and efficiency programs and we are pursuing a number of initiatives to improve operational efficiency.

We are party to an agreement with Altria Group, Inc. (“Altria”), pursuant to which we provide assistance and cooperation to and give certain representations, indemnities and undertakings to Altria in relation to certain matters relevant to Altria under U.S. tax legislation (as amended from time to time, the “Tax Matters Agreement”).

[1]	Converted to US dollars at the December 2019 closing rate of AUD 1.423803 to USD 1.00.

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

A substantial proportion of our operations are carried out in developing markets, representing approximately 58.6% of our 2019 revenue, which include Argentina, Bolivia, Brazil, China, Colombia, Dominican Republic, Ecuador, El Salvador, Honduras, India, Mexico, Mozambique, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Vietnam and Zambia.

Our operations in these markets and equity investments in developing markets are subject to the customary risks of operating in developing countries, which include political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement. Such factors could affect our results by causing interruptions to our operations or by increasing the costs of operating in those countries or by limiting our ability to repatriate profits from those countries. The financial risks of operating in developing markets also include risks of illiquidity, inflation (for example, Brazil and Argentina have periodically experienced extremely high rates of inflation), devaluation (see “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.”) (for example, the Brazilian, Argentine, Colombian, Peruvian, Turkish and several African currencies have been devalued frequently during the last several decades), price volatility, currency convertibility and country default.

Continued deterioration of the Argentine economy, or new foreign exchange, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, our financial condition and operating results. Further devaluations of the Argentine peso (or the functional currencies of other of our operations) in the future, if any, may also decrease our net assets in Argentina (and other of our operations), with a balancing entry in our equity. For further discussion of the risks imposed by hyperinflation in Argentina, see “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.”

These various factors could adversely impact our business, results of operations and financial condition. Moreover, the economies of developing countries are often affected by developments in other developing market countries and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which we operate. For example, any adverse economic developments in China may have a significant impact on economies elsewhere in the world. Due to our geographic mix, these factors could affect us more than our competitors with less exposure to developing markets, and any general decline in developing markets as a whole could impact us disproportionately compared to our competitors.

We rely on the reputation of our brands and our marketing efforts may be restricted by regulations.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products. The image and reputation of our products may be affected in the future and concerns about product quality, even when unfounded, could tarnish the image and reputation of our products. An event, or series of events, that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly and may not be possible.

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media channels and messages used. In a number of countries, for example, television is a prohibited medium for advertising beer and other alcohol beverage products, and in other countries, television and other forms of advertising, while permitted, are carefully regulated by a number of advertising codes and applicable laws. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

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

Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and tastes change. Such preferences can change rapidly and in unpredictable ways due to a variety of factors, including changes in prevailing economic conditions, changing social trends and attitudes regarding alcoholic beverages, changes in leisure activity patterns or negative publicity resulting from regulatory action or litigation against us or comparable companies. Furthermore, developments in the regulatory frameworks governing the usage of cannabis could result in shifts in consumer preference and the impact that cannabis legalization could have on alcohol sales remains unclear.

Competition with brewers and producers of alternative beverages in our various markets and an increase in the purchasing power of players in our distribution channels could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures and/or prevent us from increasing prices to recover higher costs, thereby causing us to reduce margins or lose market share. Further, we may not be able to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing. Innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than we can to emerging trends, such as the increasing consumer preference for “craft beers” produced by microbreweries and the growth of the hard seltzer category. In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, from digital-only competitors. Our business could be negatively affected if we are unable to anticipate changing consumer preference for such platforms.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other associated liabilities.

Despite the precautions we take, in the event that any failure to comply with accepted food safety and regulatory standards (such as a contamination or a defect) does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

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

Negative publicity, perceived health risks, failure to provide safe working environments and associated government regulation may harm our business.

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries. This attention is the result of a rising health and well-being trend.

The global policy framework shaping the regulatory space for our products has evolved, and will likely continue to evolve, and the expectations of our stakeholders will continue to increase. We welcome the opportunity to reduce the harmful use of alcohol. Despite the progress made on our Smart Drinking Goals, we may be criticized and experience an increase in the number of publications and studies debating our efforts to reduce the harmful consumption of alcohol, as advocates try to shape the public discussions.

We may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of our markets. Additional regulatory restrictions on our business, such as those on the legal minimum drinking age, product labeling, opening hours or marketing activities (including the marketing or selling of beer at sporting events), may cause the social acceptability of beer to decline significantly and consumption trends to shift away from it, which would have a material adverse effect on our business, financial condition and results of operations.

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

There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather and precipitation patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities necessary for our products, such as barley, hops and sugar. Climate change may also subject us to water scarcity and quality risks due to the large amounts of water required to produce our products, including water consumed in the agricultural supply chain. In the event that climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality, the price of water may increase in certain areas and certain jurisdictions may enact unfavorable changes to applicable water-related taxes and regulations. Such measures, if adopted, could lead to increased regulatory pressures, production costs or capacity constraints. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment due to increased regulatory pressures. We have announced our 2025 Sustainability Goals focused on smart agriculture, water stewardship, circular packaging and climate action. If we fail to achieve these goals for any reason, there is a risk of reputational damage. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

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

We may not be able to protect our intellectual property rights, and our ability to compete effectively may be harmed if our intellectual property rights are infringed by third parties.

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

Although we have endeavored to take appropriate action to protect our portfolio of intellectual property rights (including patent applications, trademark registration, domain names and ongoing enforcement actions), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. Moreover, some of the countries in which we operate offer less effective intellectual property protection than is available in Europe or the United States. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition and, in particular, on our ability to develop our business.

We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations.

Our business is highly regulated in many of the countries in which we or our licensed third parties operate. The regulations adopted by the authorities in these countries govern many parts of our operations, including brewing, marketing and advertising (in particular to ensure our advertising is directed to individuals of legal drinking age), consumer promotions and rebates, environmental protection, workplace safety, transportation, distributor relationships, retail execution, sales and data privacy. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties or loss of operating licenses, which may have a material adverse impact on our ability to operate our businesses in these markets.

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

We may also be subject to laws and regulations aimed at reducing the availability of beer and other alcoholic beverage products in some of our markets to address alcohol abuse and other social issues. See “—Negative publicity, perceived health risks, failure to provide safe working environments and associated government regulation may harm our business.” There can be no assurance that we will not incur material costs or liabilities in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with our beer, other alcoholic beverage and soft drinks businesses.

Furthermore, the partnership between Labatt Breweries of Canada (“Labatt”), the Canadian subsidiary of our subsidiary Ambev, and Tilray Inc. (“Tilray”) to research non-alcohol beverages containing tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), both derived from cannabis, and also to commercialize a non-alcohol CBD beverage in Canada only, could lead to increased legal, reputational and financial risks, as the laws and regulations governing recreational cannabis are still developing, including in ways that we may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which we operate, and violations of law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization is changing quickly and remains in flux.

For further detail regarding common regulations and restrictions on us, see “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

We are exposed to the risk of litigation, claims and disputes, which may cause us to pay significant damage awards and incur other costs.

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” and note 32 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019, for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

Moreover, companies in the alcoholic beverage industry and soft drink industry – including our operations – are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcohol beverages and soft drinks. As an illustration, we and certain other beer and other alcohol beverage producers from Brazil, Canada, Europe and the United States have been involved in class actions and other litigation seeking damages for, among other things, alleged marketing of alcohol beverages to underage consumers. If any of these types of litigation were to result in fines, damages or reputational damage to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Our failure to satisfy our obligations under the SAB settlement agreement could adversely affect our financial condition and results of operations.

We entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB on 20 July 2016. As part of this consent decree, we agreed (i) not to acquire control of a distributor if doing so would result in more than 10% of our U.S. annual volume being distributed through majority-owned distributorships in the U.S., (ii) not to terminate any wholesalers as a result of the combination with SAB, (iii) to review and modify certain aspects of our U.S. sales programs and policies to ensure that we do not limit the ability and incentives of independent distributors to sell and promote third-party brewers’ products and (iv) to notify the U.S. Department of Justice at least 30 days prior to the consummation of any acquisition of a beer brewer, importer, distributor or brand owner deriving more than USD 7.5 million in annual gross revenue from beer sold for further resale in the United States or from license fees generated by such sales, subject to certain exceptions. The consent decree was approved and entered by the U.S. federal district court in the District of Columbia on 22 October 2018. Unless the court grants an extension, the consent decree will expire on 20 July 2026 (ten (10) years after the U.S. Department of Justice filed its complaint); however, the consent decree may be terminated at any time after 22 October 2023 upon notice by the U.S. Department of Justice to the court that continuation of the consent decree is no longer necessary or in the public interest. Our compliance with our obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. Were we to fail to fulfill our obligations under the settlement, whether intentionally or inadvertently, we could be subject to monetary fines or other penalties. Our obligations under the settlement agreement (in particular the restrictions on our U.S. sales programs and policies) may also adversely impact our U.S. operations.

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

We may be subject to adverse changes in taxation and other tax-related risks.

Taxation on our products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes (such as value-added tax (“VAT”)). In many jurisdictions, these taxes make up a large proportion of the cost of beer charged to consumers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption of our products and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products. These increases also adversely affect the affordability of our products and our profitability. In recent years, Australia, Brazil, South Africa, Egypt, Singapore, Peru and Argentina, among others, increased beer excise taxes. Tax increases can result in significant price increases and have a significant impact on our sales of beer. See “—Negative publicity, perceived health risks, failure to provide safe working environments and associated government regulation may harm our business.”

In addition to excise taxes, additional charges may be levied in relation to tax stamps and other forms of fiscal marking. In the last year, we have seen a strong pressure to introduce costly and ineffective fiscal marking systems in several African markets. The cost of these marking schemes could adversely affect our businesses in the relevant countries (including their profitability).

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

For example, the work being carried out by the Organization for Economic Co-operation and Development (“OECD”) on base erosion and profit shifting and initiatives at the European Union level (including the anti-tax avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. Furthermore, the U.S. tax reform legislation signed on 22 December 2017 (Public Law 115-97) (the “Tax Act”), known as the Tax Cuts and Jobs Act, brings major tax legislation changes into law. While the Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21% and provides an exemption for certain dividends from 10%-owned foreign subsidiaries, the Tax Act expands the tax base by introducing further limitations on deductibility of interest, the imposition of a “base erosion and anti-abuse tax” and the imposition of minimum tax for “global intangible low-tax income,” among other changes which would adversely impact our results of operations. While significant regulations interpreting the changes made by the Tax Act have been implemented, additional guidance and regulations may be issued by U.S. tax authorities, and it is possible that future guidance could adversely impact us.

We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, in connection with our previous acquisitions, various regulatory authorities have previously imposed conditions with which we are required to comply.

We are subject to antitrust and competition laws in the jurisdictions in which we operate. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, in June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by us in Belgium, and on 13 May 2019 published a decision concluding that certain of our actions restricted competition. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Antitrust Matters” for more information. In addition, our Brazilian listed subsidiary, Ambev, has been subject to monitoring by antitrust authorities in Brazil. There can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation of existing antitrust or competition laws, the enforcement of existing antitrust or competition laws by competent authorities or civil antitrust litigation by private parties, or any agreements with competent antitrust or competition authorities, against us or our subsidiaries, including Ambev, will not affect our business or the businesses of our subsidiaries in the future or have a financial impact.

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

We operate our business and market our products in markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present us with political, economic and operational risks. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international laws and regulations applicable to our business, there is a risk that management, employees or other representatives of our subsidiaries, affiliates, associates, joint ventures or other business interests may take actions that violate applicable anti-corruption laws and regulations, including applicable laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act and Brazilian Law No. 12,846/13 (an anti-bribery statute that took effect in January 2014). Such actions could expose us to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with misconduct under these laws and regulations, even if unwarranted or baseless, could damage our reputation and sales.

Additionally, in the ordinary course of business, we regularly contract and deal with business partners and consulting firms. Some of these third parties have been managed or controlled by former government officials. Because Brazilian authorities are conducting ongoing investigations that target certain firms and business partners that Ambev previously engaged, Ambev has been cited as clients in connection with such investigations.

In the third quarter of 2019, there were news reports regarding alleged leaks of statements about Ambev by a former consultant, Mr. Antonio Palocci, in a legal procedure to which Ambev subsequently had access. In this regard, we have not identified evidence supporting Mr. Palocci’s claims of illegal conduct by Ambev and remain committed to monitoring this matter.

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

New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Syria, Cuba, Iran or other countries in which we or our associates do business may curtail our existing business and may result in serious economic challenges in these geographies, which could have a material adverse effect on our and our associates’ operations, and may result in impairment charges on goodwill or other intangible assets.

Additionally, the global reach of our operations exposes us to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. Additionally, the U.S. federal government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, imposing additional tariffs on imports from China and potentially imposing other restrictions on exports from China to the United States. Consequently, it is possible that additional or higher tariffs will be imposed on products imported from foreign countries, including China, or that our business will be adversely impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on our business in one or more of our key markets and results of operations.

Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

A subsidiary of our subsidiary Ambev owns a 50% equity interest in Cervecería Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, we indirectly own, through our subsidiary Ambev, a 50% equity interest in Cervecería Bucanero S.A. The other 50% equity interest is owned by the Government of Cuba. Cervecería Bucanero S.A. is operated as a joint venture in which Ambev appoints the general manager. Cervecería Bucanero S.A.’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our non-U.S. subsidiaries. In 2019, Cervecería Bucanero S.A. sold 1.5 million hectoliters of beer, representing about 0.3% of our global volume of 561 million hectoliters for the year. Although Cervecería Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).

The U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions based on U.S. foreign policy towards Cuba. Although our operations in Cuba through our subsidiary Ambev are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the identification of Cuba as a target of U.S. economic and trade sanctions. In addition, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Separately, Title IV of the Helms-Burton Act authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Although Title III of the Helms-Burton Act has been suspended by discretionary presidential action since its inception in 1996, on 2 May 2019, the Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government. Title IV of the Helms-Burton Act has been in effect since the law was passed in 1996, but no actions have been taken under that provision since 1996. The Trump Administration has announced its intention to implement Title IV of the Helms-Burton Act by denying visas to persons who traffic in confiscated property. Since 2 May 2019, as a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. Given the unprecedented activation of Title III of the Helms-Burton Act, there is substantial uncertainty as to how the statute will be interpreted by U.S. courts. In 2009, former AB InBev received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Cervecería Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by former AB InBev through its former ownership and management of Cervecería Bucanero S.A. It remains uncertain how the activation of Title III of the Helms-Burton

Act will impact our U.S. litigation exposure with respect to this notice of claim. Furthermore, in light of the aforementioned 2009 notice of a claim relating to an allegedly confiscated trademark and the Trump Administration’s statements with respect to Title IV of the Helms-Burton Act, non-U.S. persons, corporate officers and principals of such persons, as well as their family members, may be subject to the denial of visas to enter the United States. Given the limited past use of this authority by the U.S. Department of State, there is substantial uncertainty as to how it will be implemented on a going-forward basis and we are unable to ascertain how more robust implementation of the provision may affect us.

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

Our success depends on maintaining good relations with our workforce. In several of our operations, a majority of our workforce is unionized. For instance, a majority of the hourly employees at our breweries in several key countries in different geographies are represented by unions. Our production may be affected by work stoppages or slowdowns as a result of disputes under existing collective labor agreements with labor unions. We may not be able to satisfactorily renegotiate our collective labor agreements when they expire and may face more difficult negotiations or higher wage and benefit demands. Furthermore, a work stoppage or slowdown at our facilities could interrupt the transport of raw materials from our suppliers or the transport of our products to our customers. Such disruptions could put a strain on our relationships with suppliers and customers and may have lasting effects on our business even after the disputes with our labor force have been resolved, including as a result of negative publicity.

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

Our United States organization has approximately 5,100 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the International Brotherhood of Teamsters. We recently completed negotiations of new five-year agreements with the Teamsters, which will expire on 29 February 2024.

Information technology failures, including those that affect the privacy and security of sensitive customer and business information, could damage our reputation and we could suffer a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.

We rely on information technology systems to process, transmit and store large amounts of electronic data, including personal information. We engage in e-commerce in nearly two dozen countries, which includes direct sales to some customers. Additionally, a significant portion of the communication between our personnel, customers and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers or other security issues. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse, falsification or unavailability of, information could result in violations of data privacy laws and regulations, damage to our reputation or our competitive advantage, loss of opportunities to acquire or divest of businesses or brands and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net operating revenues. More generally, technology disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We also collect and store non-public personal information that customers provide to purchase products or services, including personal information and payment information. We have entered into various information technology services agreements pursuant to which our information technology is partially outsourced to leading third-party vendors, and we may share information about our company, customers, operations and employees with vendors that assist with certain aspects of our business. Like us, these third parties are subject to risks imposed by data breaches and cyber-attacks and other events or actions that could damage, disrupt or close down their networks or systems. Security processes, protocols and standards that we have implemented and contractual provisions requiring security measures that we may have sought to impose on such third parties may not be sufficient or effective at preventing such events, which could result in unauthorized access to, or disruptions to, or misuse of, information or systems that are important to our business, including proprietary information, sensitive or confidential data, and other information about our operations, customers, employees and suppliers, including personal information.

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our business within the operating regions served. Any transitions of processes to, from or within shared services centers as well as other transformational projects could lead to business disruptions. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of, or failure to attract new customers, lost revenues resulting from the disruption or shutdown of computer systems, unexpected failure of devices and software in use by our IT platforms, operations or supply chain disruptions, alteration, corruption or loss of accounting financial or other data on which we rely for financial reporting and other purposes, which could cause errors or delays in our financial reporting, or the loss of or damage to intellectual property through a security breach. As with all information technology systems, our system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes.

We take various actions with the aim of minimizing potential technology disruptions, such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing business continuity plans and reviewing risk management processes. Regardless of such measures, we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us, our current or former employees, our customers or suppliers, or consumers or other data subjects, and may become exposed to legal action and increased regulatory oversight. We could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems.

While we continue to invest in new technology monitoring and cyberattack prevention systems, no commercial or government entity can be entirely free of vulnerability to attack or compromise given how rapidly and unpredictably techniques evolve to obtain unauthorized access or disable or degrade service. During the normal course of business, we have experienced and continue to expect to experience attempted breaches of our technology systems and networks from time to time. In 2019, as in previous years, we experienced several attempted breaches of our technology systems and networks. None of the attempted breaches of our systems (as a result of cyberattacks, security breaches or similar events) had a material impact on our business or operations or resulted in known material unauthorized access to our data or our customers’ data.

If we fail to comply with personal data protection laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business and operating results.

In the ordinary course of our business, we receive, process, transmit and store information relating to identifiable individuals (“personal data”), such as employees and consumers. As a result, we are subject to various laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. For example, we are subject to the General Data Protection Regulation (“GDPR”), which became effective in May 2018 for all member states in the EU. GDPR, as well as any other changes to existing personal data protection laws and the introduction of such laws in other jurisdictions, have subjected and may continue in the future to subject us to, among other things, additional costs and expenses and have required and may in the future require costly changes to our business practices and security systems, policies, procedures and practices. There is no assurance that our security controls over personal data, the training of employees and vendors on data privacy and data security, and the policies, procedures and practices we implemented or may implement in the future will prevent the improper disclosure of personal data. Improper disclosure of personal data in violation of GDPR and/or of other personal data protection laws could harm our reputation, subject us to government enforcement actions (including fines) or result in private litigation against us, which could negatively affect our business and operating results.

Natural and other disasters could disrupt our operations.

Our business and operating results could be negatively impacted by natural, social, technical or physical risks such as a widespread health emergency such as the COVID-19 virus pandemic (or concerns over the possibility of such an emergency), earthquakes, hurricanes, typhoons, flooding, fire, water scarcity, power loss, loss of water supply, telecommunications and information technology system failures, cyberattacks, labor disputes, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

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

We have previously recognized significant goodwill on our balance sheet through acquisitions. For example, upon completion of the combination with SAB, we recognized USD 72.4 billion of incremental goodwill on our balance sheet.

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

As of 31 December 2019, our goodwill amounted to USD 128.1 billion and intangible assets with indefinite useful lives amounted to USD 40.2 billion. If the continuing integration of our businesses with SAB’s businesses meets with unexpected difficulties or if the combined business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Auditors of companies that are registered with the U.S. Securities and Exchange Commission (the “SEC”) and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in Belgium, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Belgian authorities, our auditors are not currently inspected by the PCAOB.

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

Furthermore, we have entered into a series of derivative contracts on our own shares to hedge (1) the risk arising from certain share-based payment programs, (2) the deferred share instrument related to the Grupo Modelo combination and (3) some share-based payments in connection with the acquisition of SAB. Most of these derivative instruments could not qualify for hedge accounting and thus changes in the fair value of the hedges are recognized in our profit or loss account for the period. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Market Risk, Hedging and Financial Instruments — Equity Price Risk”. As we currently hedge the exposure for an equivalent of 99.5 million of our shares, a significant change in our share price will have a significant impact on our profit or loss account.

Our largest shareholder may use its significant interest to take actions not supported by our other shareholders.

As of 31 December 2019, our largest shareholder, Stichting Anheuser-Busch InBev (the “Stichting”), owned 33.84% of our voting rights (and the Stichting and certain other entities acting in concert with it (within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and/or the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE (the “Belgian Law of 2 May 2007 on the notification of significant shareholdings”)) held, in aggregate, 43.35% of our voting rights), based on the number of shares outstanding on 31 December 2019, excluding the 59,862,847 treasury shares held by us and certain of our subsidiaries (including approximately 12.7 million2 treasury shares required to settle our obligations under Zenzele schemes) (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 5. Operating and Financial Review —H. Contractual Obligations and Contingencies”). In accordance with our articles of association, the Stichting has the ability to effectively control the election of a majority of our board of directors, as a result of which, under Belgian law, the Stichting has control of us. The Stichting is also able to have a significant influence on the outcome of corporate actions requiring shareholder approval, including mergers, share capital increases and other extraordinary items. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect.

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

We may be unable to pay dividends.

As a general matter, we cannot guarantee that we will pay dividends in the future. The payment of dividends will depend on factors such as our business outlook, cash flow requirements and financial performance, the state of the market and the general economic climate (including the impact of COVID-19 virus pandemic) and other factors, including tax and other regulatory considerations. In particular, in light of the increased debt that resulted from completion of the combination with SAB, deleveraging remains a priority and may restrict the amount of dividends we are able to pay. In addition, we must, under Belgian law and our articles of association, before we proceed with any dividend payment, allocate an amount equal to 5% of our annual net profit on an unconsolidated basis to a legal reserve in our unconsolidated financial statements until the reserve reaches 10% of our share capital, in accordance with Belgian accounting principles.

[2]	Calculated assuming our closing share price of EUR 72.71 per share and an exchange rate of ZAR 15.777300 to EUR 1.00 as at 31 December 2019.

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

Our constitutional documents provide for preference rights to be granted to our existing shareholders unless such rights are disapplied by resolution of our shareholders’ meeting or the Board of Directors. Our shareholders’ meeting or our Board of Directors may disapply such rights in future equity offerings, while no preference rights apply to capital increases through contributions in kind. In addition, certain shareholders (including shareholders resident in, or citizens of, certain jurisdictions, such as the United States, Australia, Canada and Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislative or regulatory framework. In particular, there can be no assurance that we will be able to establish an exemption from registration under the Securities Act and we are under no obligation to file a registration statement with respect to any such preferential subscription rights or underlying securities or to endeavor to have a registration statement declared effective under the Securities Act (other than as set out in the Registration Rights Agreement) (see “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SAB — Registration Rights Agreement” for more information on the Registration Rights Agreement). As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

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

Under Belgian corporate law, other than certain limited information that we must make public, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law, any shareholder, irrespective of the size of his or her shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of AB InBev, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders may release a director from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the shareholders’ meeting deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination.

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

We are a Belgian public limited liability company. Certain of the members of our Board of Directors and the Executive Committee and certain of the persons named herein are non-residents of the United States. All or a substantial portion of the assets of such non-resident persons and certain of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court pursuant to the relevant provisions of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal which are exhaustively listed in Article 25 of the Belgian Code of Private International Law. In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We are the world’s largest brewer by volume and one of the world’s top ten consumer products companies by revenue. As a consumer-focused, insights-driven company, we produce, market, distribute and sell a diversified portfolio of well over 500 beer and other malt beverage brands. These include brands with significant international distribution, such as Budweiser, Corona (except in the United States), Stella Artois, Beck’s, Leffe, Hoegaarden and Michelob Ultra; and brands primarily distributed to local markets such as Bud Light in the United States; Corona Extra, Modelo Especial, Negra Modelo, Victoria and Pacifico in Mexico; Skol, Brahma and Antarctica in Brazil; Aguila and Poker in Colombia; Cristal and Pilsen Callao in Peru; Quilmes in Argentina; Jupiler in Belgium and the Netherlands; Franziskaner in Germany; Carling Black Label, Castle Lager, Castle Lite and Hansa Pilsener in South Africa; Hero and Trophy in Nigeria; Safari and Kilimanjaro in Tanzania; Harbin and Sedrin in China; and Cass in South Korea. We also produce and distribute soft drinks, particularly in Central and South America and Africa, and near beer products, such as the Rita family and Bon Viv Spiked Seltzer in the United States; and Palm Bay and Mike’s Hard Lemonade in Canada.

Our dedication to quality goes back to a brewing tradition of more than 600 years with the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with origins in St. Louis, U.S.A. since 1852, and the history of the South African Breweries with its origins in Johannesburg in 1895. As of 31 December 2019, we employed more than 170,000 people based in nearly 50 countries worldwide. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our geographic regions. Effective 1 January 2019, we report our results under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We also report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses, which have not been allocated to the regions.

Our 2019 volumes (beer and non-beer) were 561 million hectoliters and our revenue amounted to USD 52.3 billion.

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

•

In 2004, Interbrew combined with Ambev, a Brazilian company originally formed by the combination of Brahma and Antarctica in 1999–2000, resulting in the creation of InBev. Ambev is listed on the New York Stock Exchange and on the São Paulo Stock Exchange. As of 31 December 2019, we had a 61.9% voting and economic interest in Ambev.

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

•

In 2013, in another transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its U.S. business to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate. The transaction included the sale of Grupo Modelo’s Piedras Negras brewery, Grupo Modelo’s 50% stake in Crown Imports LLC and perpetual rights to certain of Grupo Modelo’s beer brands in the United States. As a consequence, we granted Constellation Brands, Inc. the exclusive and perpetual right to market and sell Corona and certain other Grupo Modelo beer brands in the 50 states of the United States, the District of Columbia and Guam. In December 2016, we also completed the sale of our brewery plant located in Obregón, Sonora, México to Constellation Brands, Inc. for a sale price of approximately USD 600 million.

•

In October 2016, we completed our combination with SAB, valued at a gross purchase consideration of USD 114 billion. See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes—Acquisition of SAB” for more information on the combination with SAB. In connection with the combination with SAB, we transferred SAB’s business in Panama to Ambev in exchange for Ambev’s businesses in Colombia, Peru and Ecuador. We also undertook certain divestitures, with the goal of proactively addressing potential regulatory considerations regarding the combination with SAB.

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

•

On 19 July 2019, we announced an agreement to divest our Australia business (Carlton & United Breweries) to Asahi Group Holdings, Ltd. (“Asahi”) for AUD 16.0 billion, equivalent to approximately USD 11.2 billion[3]. As part of this transaction, we will grant Asahi rights to commercialize our portfolio of global and international brands in Australia. The parties continue to cooperate with the Australian Competition and Consumer Commission (ACCC) and Foreign Investment Review Board (FIRB) with a view to obtaining the necessary approvals and closing the transaction as soon as possible in the second quarter of 2020.

•

On 30 September 2019, we successfully completed the listing of a minority stake of our Asia Pacific subsidiary, Budweiser APAC, on the Hong Kong Stock Exchange for USD 5.75 billion (including the exercise of an over-allotment option). On 3 October 2019, the over-allotment option in connection with the initial public offering of a minority stake of Budweiser APAC was fully exercised. Following the full exercise of the over-allotment option, we control 87.22% of the issued share capital of Budweiser APAC.

Furthermore, during 2019, 2018 and 2017, we performed a series of other investments and disposals. For further details, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.”

B. BUSINESS OVERVIEW

1.	STRENGTHS AND STRATEGY

Strengths

We are building a company to last, brewing beer and building brands that will continue to bring people together for the next 100 years and beyond. As a global family of local companies, we unite approximately 170,000 exceptional people in nearly 50 countries and more than 500 brands around a passion for brewing the highest quality beer. We believe that the following key strengths will drive the realization of our strategic goals and reinforce our competitive position in the marketplace:

Global platform with strong market positions in key markets to grow the category

We are a truly global brewer, positioned to serve the evolving needs of consumers worldwide. Our portfolio of well over 500 brands means we have beers for every type of occasion and our iconic brands bring people together across generations and communities.

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

In 2019, we were one of the largest consumer products companies worldwide, measured by EBITDA, as defined, and held the number one position in terms of total market share of beer by volume in the world, according to Plato Logic Limited. We hold the number one position in terms of total market share of beer by volume, based on our estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. We estimate that we hold the number three position in total market share of beer by volume, and the number one position by volume in the fast-growing premium beer category, in China, the world’s largest beer market by volume.

[3]	Converted to US dollars at the December 2019 closing rate of AUD 1.423803 to USD 1.00.

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

Developed markets represented approximately 41.4% of our 2019 revenue and developing markets represented 58.6% of our 2019 revenue. Our developing markets include Argentina, Bolivia, Brazil, China, Colombia, Dominican Republic, Ecuador, El Salvador, Honduras, India, Mexico, Mozambique, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Vietnam and Zambia.

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

•

Multi-country brands: Building from a strong consumer base in their home markets, our multi-country brands, Beck’s, Hoegaarden, Leffe and Michelob Ultra, bring international flavor to selected markets, connecting with consumers across continents; and

•	Local brands: Offering locally popular tastes, local brands such as Aguila, Bud Light, Cass, Cristal, Harbin, Poker, Skol and Victoria connect particularly well with consumers in their home markets.

With well over 500 brands, of which 19 had an estimated gross revenue of over USD 1 billion in 2019, we believe our portfolio is the strongest in the industry. Eight of our brands—Budweiser, Bud Light, Stella Artois, Corona, Skol, Brahma, Aguila and Modelo —are ranked among the Global Top Ten most valuable beer brands by BrandZ™.

Our passion for brewing was evidenced by the 498 awards we won around the world this year, making us the most awarded brewer at major international beer competitions. We continue to focus on creating the highest quality beers to meet consumer needs across a wide variety of occasions.

Our strategy is to develop a portfolio of brands that meet a wide breadth of consumer needs within the market, ranging in terms of price tier, flavor profiles, and brand meaning. As a result, we make clear brand choices and seek to invest behind brands with strong purpose in order to build deep connections with consumers. We leverage the scale of our global footprint to replicate successful brand initiatives, market programs and best practices across multiple geographic markets.

Strong consumer insights-driven brand development capabilities

As a consumer-focused, insights-driven company, we continuously strive to understand the values, lifestyles and preferences of today’s consumers. We expect that this will allow us to remain relevant, as well as build fresh appeal and competitive advantage through innovative products and services tailored to meet evolving consumer needs. We believe that consumer demand can be best anticipated by a close relationship between our innovation and insight teams in which current and expected market trends trigger and drive research processes. Successful examples of recently developed products or insights deployed include Michelob Ultra Pure Gold Organic (United States), Budweiser Copper Lager (United States), Bud Light Orange (United States), Bud Light Radler (Canada), Harbin Crystal Ice (China), Beck’s Ice (India), Nossa (Brazil), Skol Beats Fire (Brazil), Vickycheladatoria Fuego (Mexico), Taurino (El Salvador), Andes Origen Blonde, Red, Black and IPA (Argentina), Patagonia Porter (Argentina), Pilsen Ñande (Paraguay), Beck’s Gold (Bolivia), Hertog Jan Enkel (Netherlands), Pure Blonde by Jupiler (Belgium), Leffe 0.0% (Belgium) and Michelob Ultra (UK).

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

We have a number of group-wide cost efficiency programs in place, including :

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

We utilized these skills and experiences and completed the integration of former AB InBev and SAB in a timely fashion. On 25 October 2019, we announced the completion of our USD 3.2 billion synergy and cost savings program on a constant currency basis as of August 2016. From this total, USD 547 million was reported by former SAB as of 31 March 2016, and USD 2,653 million was captured between 1 April 2016 and 30 September 2019.

Strategy

Delivering organic growth

We have a long-term focus on top-line growth, and delivering consistent, balanced and profitable top-line growth is our number one priority. We are building a company for the next 100 years. We have a comprehensive strategy focused on three interlocking strategic frameworks:

1.

The market maturity model is a framework that classifies our markets against a maturity level and share of beer. We know that the beer category evolves as markets mature and we use the market maturity model to group markets into clusters based on maturity level. We have found that the growth opportunity for beer differs across each level of maturity. The model enables us to develop our portfolios and commercial capabilities with a future-facing mindset, so we can predict the evolution of a market and anticipate market dynamics from more mature markets, set specific priorities based on a market’s cluster and optimize our portfolio of brands to address consumer occasions across clusters.

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

Since the combination of SAB, we have adopted a new way of looking at the beer category that recognizes different market maturities and the role of brand portfolios in driving category health. We are excited about the growth opportunities we are seeing in more than 50 countries—in both developed and developing markets—and this positions us for sustainable and profitable long-term revenue growth, delivered with a healthy balance between volume and revenue per hectoliter. As a result of now having operations in virtually every major beer market, we have an enhanced understanding of the key moments of consumption, and to focus our sales, marketing, product development and other brand-building activities on capturing a greater share of these consumption opportunities. We believe that by understanding, embracing and enriching consumption moments and occasions, we have the opportunity to accelerate growth and deliver increased shareholder value.

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

The table below sets out the main brands we sell in the markets listed below as of 31 December 2019. We expect that significant growth opportunities will arise from marketing our brand portfolio through a largely complementary distribution network.

Country by Region(1)	Brands
North America
Canada	Beer: Alexander Keith’s, Archibald, American Vintage, Bass, Beck’s, Bud Light, Budweiser, Busch, Corona, Fosters, Hoegaarden, Goose Island, Kokanee, Labatt 50, Labatt Blue, Labatt Blue Light, Lakeport, Leffe, Löwenbräu, Lucky, Michelob Ultra, Mike’s Hard Lemonade, Mill Street, Okanagan, Oland, Palm Bay, Rolling Rock, Rockstar, Shock Top, Bon & Viv Spiked Seltzer, Stanley Park, Spaten, Stella Artois, Tail Spin

United States	Beer: 10 Barrel, Beck’s, Blue Point, Breckenridge, Bud Light, Bud Light Lime, Budweiser, Busch, Busch Light, Devil’s Backbone, Elysian, Estrella Jalisco, Four Peaks, Golden Road, Goose Island, Hoegaarden, Karbach, Leffe, Rita family, Michelob Ultra, Natural Light, Platform, Rolling Rock, Shock Top, Bon & Viv Spiked Seltzer, Stella Artois, Virtue, Wicked Weed

Middle Americas
Colombia	Beer: Bahia, Aguila family, Bogota Beer Company, Budweiser, Club Colombia family, Cola y Pola, Corona, Costeña family, Modelo Especial, Pilsen, Poker family, Redd’s, Stella Artois, Azteca, Beck’s, Busch Light
Non-Beer: Pony Malta, Malta Leona

Dominican Republic	Beer: Bohemia, Brahma, Budweiser, Corona, Franziskaner, Goose Island, Hoegaarden, Leffe, Modelo (Especial and Negra), Presidente, Stella Artois, Shock Top, Spaten, The One

Country by Region(1)	Brands

Non-Beer: 7UP, Guaraná Antarctica, Enriquillo, Coco Rico, Malta Bohemia, Malta Löwenbräu, Malta Morena, Montpellier water, Pepsi, Red Bull, Red Rock, 911, VitaMalt

Ecuador	Beer: Budweiser, Club family, Pilsener family, Corona, Stella Artois, Beck’s, Suprema

Non-Beer: Manantial water, Pony Malta

El Salvador	Beer: Golden, Pilsener, Corona, Taurino, Modelo, Stella Artois, Budweiser, Corona Cero, Michelob Ultra, Santa Cruz

Non-Beer: Coca-Cola, Fanta, Sprite, Tropical, Ades, Cristal (Water), Del Valle, Monster, Powerade, Oasis (Water), Fuze Tea

Guatemala	Beer: Beck’s Blue, Brahva, Bud Light, Budweiser, Busch Light, Corona, Goose Island, Hoegaarden, Leffe, Modelo (Especial and Negra), Shock Top, Stella Artois

Honduras	Beer: Barena, Corona, Imperial, Port Royal, SalvaVida, Michelob Ultra, Legacy, Barena Lime, Stella Artois

Non-Beer: Coca-Cola, Fanta, Sprite, Tropical, Fresca, Ades, Dasani (Water), Del Valle, Monster, Powerade, Vital (Water), Acti Malta, Fuze Tea

Mexico	Beer: Barrilito, Bocanegra, Bud Light, Budweiser, Corona Extra, Corona Cero (non-alcoholic), Corona Light, Cucapá, Estrella, Goose Island, Guinness, Hoegaarden, Leon, Mexicali, Michelob Ultra, Modelo Ambar, Modelo Especial, Modelo Trigo, Montejo, Negra Modelo, Pacifico, Stella Artois, Tijuana, Tropical Light, Victoria, Busch Light.

Non-Beer: Nestlé Pureza Vital, Perrier, Sn. Pellegrino, Sta. María, Red Bull.

Panama	Beer: Atlas, Atlas Golden Light, Balboa family, Budweiser, Corona, Presidente, Becks, Michelob Ultra, Modelo Especial, Stella Artois

Non-Beer: 7UP, Agua Brisa, Malta Vigor, Mirinda, Pepsi family, Pony Malta, H20, Schweppes, Canada Dry, Orange Crush, Squirt

Peru	Beer: Arequipeña, Brahma, Budweiser, Corona, Cristal, Cusqueña family, Michelob Ultra, Pilsen Callao, Pilsen Trujillo, San Juan, Stella Artois

Non-Beer: Agua Tonica Backus, Guaraná Backus family, Maltin Power, San Mateo water, Viva Backus, Malta Cusqueña, Mike’s Hard

South America

Argentina	Beer: Andes, Budweiser, Brahma, Corona, Franziskaner, Hoegaarden, Leffe, Löwenbräu, Negra Modelo, Patagonia, Quilmes, Stella Artois

Non-Beer: 7UP, Gatorade, H2OH!, Mirinda, Paso de los Toros, Pepsi, Red Bull, Tropicana, Antárctica Guaraná, Awafrut, Glaciar, Nestle Pureza Vital, Eco de los Andes

Bolivia	Beer: Báltica, Brahma, Corona, Ducal, Huari, Imperial, Maltín, Paceña, Stella Artois, Taquiña,

Non-Beer: 7UP, Pepsi, Mirinda, Antárctica Guaraná, Gatorade, H2OH!

Brazil	Beer: Antarctica, Bohemia, Brahma, Budweiser, Colorado, Corona, Hoegaarden, Leffe, Original, Nossa, Serramalte, Skol, Skol Beats, Stella Artois

Country by Region(1)	Brands

Non-Beer: Guaraná Antarctica, Do Bem, Fusion, Gatorade, Lipton, Pepsi, Redbull, Água Tônica, Sukita, Soda Antarctica, Baré, H2OH!, AMA (“Água Mineral Ambev”)

Chile	Beer: Baltica, Beck’s, Becker, Budweiser, Busch, Corona, Cusqueña, Goose Island, Leffe, Hoegaarden, Stella Artois, Negra Modelo, Quilmes, Malta del Sur, Modelo Especial, Paceña

Paraguay	Beer: Baviera, Brahma, Budweiser, Corona, Franziskaner, Hoegaarden, Leffe, Löwenbräu, Norte, Ouro Fino, Patagonia, Pilsen, Stella Artois, Bud 66

Uruguay	Beer: Beck’s, Brahma, Budweiser, Corona, Franziskaner, Hoegaarden, Leffe, Löwenbräu, Negra Modelo, Norteña, Patagonia, Patricia, Pilsen, Quilmes, Stella Artois, Zillertal

Non-Beer: 7UP, Gatorade, H2OH!, Mirinda, Paso de los Toros, Pepsi, Teem

EMEA

Belgium	Beer: Beck’s, Belle-Vue, Budweiser, Corona, Cubanisto, Ginette family, Hoegaarden, Jupiler, Kwak, Leffe, Stella Artois, Tripel Karmeliet, Vieux Temps

France	Beer: Beck’s, Bud, Camden, Corona, Cubanisto, Ginette, Goose Island, Hoegaarden, Jupiler, Kwak, Leffe, Loburg, Stella Artois, Triple Karmeliet

Germany	Beer: Beck’s, Corona, Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten

Italy	Beer: Beck’s, Birra Del Borgo family, Bud, Corona, Franziskaner, Hoegaarden, Leffe, Löwenbräu, Spaten, Stella Artois

Luxembourg	Beer: Beck’s, Diekirch, Hoegaarden, Jupiler, Leffe, Mousel, Stella Artois

Netherlands	Beer: Beck’s, Corona, Dommelsch, Hertog Jan, Hoegaarden, Jupiler, Leffe, Stella Artois

Spain	Beer: Beck’s, Budweiser, Cervezas La Virgen, Corona Cerveza, Dorada family, Franziskaner, Kelson, Leffe, Saturday, Stella Artois, Tropical family

United Kingdom	Beer: Bass, Beck’s, Beck’s Blue, Belle Vue, Blue Point Toasted lager, Boddingtons, Brahma, Budweiser, Budweiser Prohibition, Bud Light, Camden Town, Corona, Cubanisto, Flowers, Franziskaner, Goose Island, Hoegaarden, Leffe, Löwenbräu, Mackeson, Michelob Ultra, Modelo Especial, Old Blue Last, Pacifico, Spaten, Stella Artois, Whitbread, Cidre, Magners

Botswana	Beer: Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite, Castle Free, Castle Milk Stout, Core Original, Flying Fish, Hansa Pilsener, Lion Lager, Redd’s, Stella Artois, St. Louis family

Non-Beer: Bonaqua, Chibuku, Keone Mooka Mague

eSwatini	Beer: Budweiser, Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Eagle Lager, Flying Fish, Hansa Pilsener, Lion Lager, Redd’s, Sibebe, Stella Artois

Non-Beer: Bonaqua water, Imvelo, Megeu

Ghana	Beer: Castle Milk Stout, Chairman, Club Premium Lager, Club Shandy, Eagle, Stella Artois

Non-Beer: Beta Malt

Country by Region(1)	Brands

Lesotho	Beer: Budweiser, Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Maluti Premium Lager, Redd’s, Stella Artois

Malawi	Beer: Carling Black Label, Castle Lager, Castle Lite, Mageu

Non-Beer: Chibuku, Chibuku Super, Chibuku Super Chocolate, Maheu

Mozambique	Beer: 2M, Budweiser, Carling Black Label, Castle Lite, Dourada, Flying Fish, Hansa Pilsener, Impala, Laurentina family, Manica, Redd’s, Stella Artois

Non-Beer: Chibuku, Chibuku Super

Namibia	Beer: Budweiser, Carling Black Label, Castle Lager, Castle Lite, Corona, Eagle Lager, Flying Fish, Redd’s, Stella Artois

Nigeria	Beer: Budweiser, Castle Lite, Eagle, Hero, Redd’s, Stella Artois, Trophy

Non-Beer: Rootz, Beta Malt, Grand Malt

South Africa	Beer: Beck’s, Beck’s Blue, Budweiser, Brutal Fruit, Carling Black Label, Castle Lager, Castle Free, Castle Lite, Castle Milk Stout, Castle Milk Stout Chocolate, Corona, Flying Fish family, Guinness, Hansa Pilsener, Hoegaarden, Lion Lager, No 3 Fransen Street, Leffe, Newlands Spring, Redd’s family, Stella Artois

Non-Beer: Smirnoff

Tanzania	Beer: Balimi, Budweiser, Castle Lager, Castle Lite, Castle Milk Stout, Eagle, Kilimanjaro, Redd’s, Safari

Non-Beer: Bia Bingwa, Chibuku, Chibuku Super, Grand Malt, Konyagi, Nzagamba, Ndovu Special Malt

Uganda	Beer: Budweiser, Chairman’s ESB, Castle Lite, Castle Milk Stout, Club Pilsener, Eagle family, Nile family, Redd’s

Non-Beer: Chibuku Extra, Shibuku Super

Zambia	Beer: Budweiser, Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite Eagle, Flying Fish, Mosi, Redd’s, Stella Artois

Non-Beer: Chibiku, Chibuku Super, Mageu

Asia Pacific(2)

China	Beer: Beck’s, Boxing Cat, Budweiser, Corona, Franziskaner, Ginsber, Goose Island, Harbin family, Hoegaarden, Sedrin, Stella Artois

India	Beer: Beck’s Ice, Budweiser, Bud 0.0%, Foster’s, Haywards 2000, Haywards 5000, Knock Out, Royal Challenge

South Korea	Beer: Budweiser, Cass, Corona, Hoegaarden, Stella Artois, Victoria Bitter, Cafri, Suntory, OB Lager

Vietnam	Beer: Budweiser, Beck’s family, Hoegaarden, Leffe, Corona, Stella Artois, Zorok

Notes:

(1)	Effective 1 January 2019, we reorganized our regional reporting structure. See “Item 5. Operating and Financial Review—C. Business Segments”.
(2)

As announced on 19 July 2019, we have entered into an agreement to divest our Australia business (Carlton & United Breweries) to Asahi for AUD 16.0 billion, equivalent to approximately USD 11.2 billion. The parties continue to cooperate with the Australian Competition and Consumer Commission (ACCC) and Foreign Investment Review Board (FIRB) with a view to obtaining the necessary approvals and closing the transaction as soon as possible in the second quarter of 2020.

The table below sets out our sales broken down by business segment for the periods shown:

	2019		2018(2)(3)		2017(2)(3)
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	15,488	29.6%	15,504	29.2%	15,588	28.4%
Middle Americas	11,912	22.8%	11,614	21.9%	10,780	19.7%
South America	9,790	18.7%	10,238	19.3%	11,596	21.1%
EMEA	7,911	15.1%	8,368	15.8%	10,344	18.9%
Asia Pacific	6,544	12.5%	6,735	12.7%	6,094	11.1%
Global Export and Holding Companies	685	1.3%	582	1.1%	457	0.8%

Total	52,329	100.0%	53,041	100.0%	54,859	100.0%

Notes:

(1)

Revenue is turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).

(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2018 and 2017 have been restated to reflect this allocation.

(3)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and accounted for as discontinued operations. The figures for the years ended 31 December 2018 and 2017 have been restated to reflect this change.

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2019 Compared to the Year Ended 31 December 2018—Revenue” and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2018 Compared to the Year Ended 31 December 2017—Revenue.”

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 11.8% of consolidated volumes in 2019, 11.8% of consolidated volumes in 2018 and 17.2% of consolidated volumes in 2017. In terms of revenue, our non-beer activities generated 8.3% of consolidated revenue in 2019 compared to 8.4% in 2018 and 7.6% in 2017, based on our actual historical financial information for these periods.

	Beer(1)(3)(5)			Non-Beer(4)(5)			Consolidated(5)
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Volume (million hectoliters)	495	494	501	66	66	104	561	560	605
Revenue(2) (USD million)	47,984	48,602	50,703	4,345	4,439	4,156	52,329	53,041	54,859

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

(3)	The beer category includes near beer beverages, such as the Rita family and Bon & Viv Spiked Seltzer.
(4)	The non-beer category includes soft drinks and certain other beverages.
(5)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and accounted for as discontinued operations. The figures for the years ended 31 December 2018 and 2017 have been restated to reflect this change.

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

•

Budweiser is one of the top-selling beers in the United States. Globally, Budweiser volumes have grown every year since 2010, including growth of 0.5% in 2019. Budweiser sales outside the United States represented over 72.3% of global Budweiser volume in 2019, driven by strong growth in Brazil, Colombia, India and the United Kingdom. Budweiser was a sponsor of the 2018 FIFA World Cup™ and achieved the number 1 position in share of conversation, reaching 1.2 billion video views throughout the tournament period. Budweiser will continue this sponsorship for the 2022 FIFA World Cup™ and continues to support International Football year-round as the sponsor of the English Premier League and La Liga

•

Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in more than 180 countries. In 2019, it was ranked number five in the BrandZ™ list of most valuable beer brands worldwide. We granted Constellation Brands, Inc. the exclusive right to market and sell Corona and certain other Grupo Modelo beer brands in the 50 states of the United States, the District of Columbia and Guam, including Victoria, Modelo Especial, Pacifico and Negra Modelo.

•

Hoegaarden is a high-end Belgian wheat (or “white”) beer. Based on its brewing tradition dating back to 1445, Hoegaarden is top fermented and then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

•	Leffe, a rich, full-bodied beer that hails from Belgium, has the longest heritage in our beer portfolio and is available in over 90 countries worldwide.

•

Michelob Ultra was rolled out nationally in the United States in 2002 and grew to become the second largest beer brand In the US in 2019, behind only Bud Light. As a low calorie, low carb beer associated with an active lifestyle, Michelob Ultra was the fastest-growing beer brand in the United States between 2015 and 2018, according to IRI (based on volume share gains). This strong history of success has now been replicated in multiple international markets. In Canada and Mexico, Michelob Ultra has seen 3 consecutive years of double digit growth. Michelob Ultra is also available to consumers in China, Honduras, El Salvador, Peru, and the United Kingdom.

•

Stella Artois is the number one Belgian beer in the world according to Plato Logic Limited, it is the world’s fourth most valuable beer brand according to Kantar’s BrandZ™ study and it is distributed in over 90 countries worldwide. As a premium lager with roots tracing back to 1366 in the town of Leuven, Belgium, its legacy of quality and elegance is reflected in its iconic chalice and nine-step pouring ritual. The top three markets in terms of revenue for Stella Artois as of 2019 are the United States, the United Kingdom and Brazil with expansion plans well under way in several new growth markets, including South Africa and Mexico.

North America

•

Bud Light is the best-selling beer in the United States and the leader in the premium light category. It is the official sponsor of the NFL (National Football League), with a sponsorship agreement most recently extended to 2022.

Middle Americas

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

South America

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

•

Castle Lite was first brewed in South Africa in 1994 with a mission to provide the coldest and most refreshing beer on the South African market. Today, it is an Africa-wide premium brand enjoyed in 14 countries and continues to innovate to keep its beer “extra cold.”

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

•

Kilimanjaro Premium Lager is named after Tanzania’s iconic Mount Kilimanjaro, the highest mountain in Africa. Launched in 1996, it boasts an easy drinking taste made from ingredients grown on the slopes of Mount Kilimanjaro and nourished by the pure waters that flow from its ice-capped peak. It is light in color with 4.5% alcohol by volume (“ABV”) and a crisp refreshing taste.

•

Safari, first brewed in Tanzania in 1977, is a full-flavored, full-bodied beer with a rich golden color and taste that gave rise to a new era of beer brewing in Tanzania. Today it is still the mainstream category leader inspiring young Tanzanian consumers to follow their paths.

•

Trophy Lager beer is one of the top selling beers in Nigeria. Originated in 1978, Trophy has grown from a small core brand in the west of Nigeria to a strong lovemark (a brand that commands both high respect and “love” from consumers) and now expanding nationally. Sales has grown double digits over the years and Trophy now contributes 40% of AB InBev’s Beer business in Nigeria. Trophy is known as the honorable beer that accords respect to Nigerian consumers and Nigeria.

Asia Pacific

•	Cass is the market leader in South Korea.

•	Harbin is a national brand with its roots in the northeast of China.

•	Sedrin is a strong regional brand that originated in China’s Fujian province.

•

Haywards was originally launched in India in 1974, and is one of the biggest core lager brands in India with two variants (Haywards 5000 and Haywards 2000). It is a full bodied, strong beer (~7% ABV) that caters to the 80% strong beer segment in the country with a brand positioning that supports and encourages the strength of resolve of hard working consumers.

In certain markets, we also distribute products of other brewers under licenses, such as Kirin in the United States. Within Europe, Compañía Cervecera de Canarias (in the Canary Islands) has an agreement in force to distribute Guinness in the Canary Islands.

Following the 50:50 merger of our businesses in Russia and Ukraine with Anadolu Efes, we granted the right to brew and/or distribute several of our brands including Bud, Stella Artois and Corona to AB InBev Efes, our combined business with Anadolu Efes.

Non-Alcoholic Malt Beverages

We take pride in empowering consumers to make smart drinking choices. As part of our 2025 Global Smart Drinking Goals, we are committed to ensuring that 20% of our global beer volume will be dedicated to no- and lower-alcohol products by the end of 2025. This commitment ensures that consumers have ample choice when making their responsible drinking decisions.

We have continued to expand our global portfolio of non-alcoholic beverages, which currently houses over 30 brands. As of 2019, six of our markets—China, Colombia, Costa Rica, Panama, Barbados and Ecuador—already have no- and low-alcohol beer representing more than 20% of their beer volumes. Additionally, Brahma 0.0% is the number one non-alcoholic beer in Brazil, reaching over 84.5% market share in the non-alcoholic beer category in 2019, according to AC Nielsen. Our additional non-alcohol beverage brands include Bud Prohibition in Canada and the UK, Beck’s NA in the United States, Canada, the UK and Germany, Jupiler 00 in Belgium and Castle Free in South Africa. See “—Beer” above for more information.

Near Beer

Some of our other malt beverages have stretched beyond typical beer occasions, such as the Rita family, Naturdays, Natural Light Seltzer and Bon Viv Spiked Seltzer in the United States and Palm Bay and Mike’s Hard Lemonade in Canada. These brands are designed to grow the near beer category and improve our market share of alcoholic beverage categories other than beer by addressing changing consumer trends and preferences.

Non-Beer

Non-Alcohol Beverages

While our core business is beer, we also have an important presence in the Non-Alcohol Beverages (“NAB”) market. We have NAB operations in Latin America and Africa, and our subsidiary Ambev has NAB operations in South America and the Caribbean. The NAB market includes both carbonated and non-carbonated soft drinks.

Our NAB business includes both our own brands and agreements with PepsiCo, Inc. (“PepsiCo”) related to bottling and distribution of PepsiCo brands. Ambev has a long-term agreement with PepsiCo whereby it has been granted the exclusive right to bottle, sell and distribute certain PepsiCo brands in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea. Through our Latin America South operations, Ambev is also PepsiCo’s bottler for Argentina, Uruguay and Bolivia, as well as in the Dominican Republic and Panama. In Panama, we also produce and bottle other third-party soft drink brands, such as Canada Dry Ginger Ale, Squirt and Crush.

Apart from the bottling and distribution agreements with PepsiCo, Ambev also produces, sells and distributes its own soft drinks. Its main carbonated soft drinks brand is Guaraná Antarctica.

In 2018, we completed the sale of our carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company. In 2019, we completed the sale of all of our carbonated soft drink business in eSwatini (Swaziland) and certain non-alcoholic beverage brands in El Salvador and Honduras. In El Salvador and Honduras, we have executed long-term bottling agreements which became effective in 2019 upon the closing of the El Salvador and Honduras brand divestitures.

Together with The Coca-Cola Company, we continue to work towards finalizing the terms and conditions of the agreement for The Coca-Cola Company to acquire our interest in, or the bottling operations of, our business in Lesotho. This transaction is subject to the relevant regulatory and shareholder approvals.

We also have interests in certain water-bottling and distribution businesses in Argentina, Brazil, Colombia, Ecuador, El Salvador, Honduras, Mexico, Panama, Peru and throughout Africa, as well as agreements with Red Bull to distribute their portfolio in a few limited markets.

In the United States, we sell Teavana in partnership with Starbucks and an energy drink called Hiball.

Labatt, the Canadian subsidiary of our subsidiary Ambev, has entered into a joint venture with Tilray, a global player in cannabis production and distribution, to research non-alcohol beverages containing THC and CBD, and also to commercialize a non-alcohol CBD beverage in Canada only.

Other Alcoholic Beverages

We also have operations throughout Africa that produce relatively short-life traditional beer, brewed using sorghum under various brand names, including Chibuku, Chibuku Super, Invelo and Nzagamba.

We have further interests in wines and spirits operations and distribution businesses in certain markets, including Tanzania, Uganda and the Dominican Republic.

ZX Ventures

ZX Ventures is our global growth and innovation group whose mandate is to invest in and develop new products and businesses that address emerging consumer needs. We seed, launch and even scale new products that deliver customer experiences, from services that step-change convenience to rethinking delivery and more.

ZX Ventures operates multiple global business units of varying adjacency to our core beer business, including e-Commerce, craft and specialties, brand experience and our incubator and investment arm, Explore.

Z-Tech

Z-Tech is our global innovation group whose mission is to catalyze the growth of small and medium businesses worldwide through technology, creating an environment where those businesses and their families can thrive for the long term. Z-Tech teams make use of an agile methodology as they define small and medium businesses’ needs, explore marketplace and financial technology solutions, validate through proof-of-concept and pilot before scaling across the globe.

Z-Tech was created in 2019 and is currently active in Brazil, Colombia and Mexico, with plans to expand to other markets in 2020.

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

Effective 1 January 2019, we have been organized into six business segments.

The business segments and their corresponding countries are:

•	North America: the United States and Canada;

•	Middle Americas: the Caribbean, Colombia, Costa Rica, the Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Panama and Peru;

•	South America: Argentina, Bolivia, Brazil, Chile, Paraguay and Uruguay;

•

EMEA: Austria, Belgium, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Spain, Switzerland, the United Kingdom, African Islands, Botswana, Ethiopia, Ghana, Kenya, Lesotho, Malawi, Mozambique, Namibia, Nigeria, South Africa, Swaziland, Tanzania, Uganda and Zambia and export activities in Europe and Middle East;

•	Asia Pacific: China, India, Japan, New Zealand, South Korea, Vietnam and other South Asian and Southeast Asian countries; and

•	Global Export and Holdings Companies.

The table below sets out our total volumes broken down by business segment for the periods shown:

	2019		2018(1)(2)		2017(1)(2)
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	108	19.3%	111	19.8%	114	18.8%
Middle Americas	134	23.9%	129	23.0%	124	20.5%
South America	140	25.0%	136	24.3%	140	23.1%
EMEA	86	15.3%	87	15.5%	132	21.8%
Asia Pacific	93	16.6%	96	17.1%	94	15.5%
Global Export and Holding Companies	1	0.2%	1	0.2%	2	0.3%

Total	561	100.0%	560	100.0%	605	100.0%

Notes:

(1)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2018 and 2017 have been restated to reflect this allocation.

(2)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and accounted for as discontinued operations. The figures for the years ended 31 December 2018 and 2017 have been restated to reflect this change.

On an individual country basis, our largest markets by volume listed, during the year ended 31 December 2019, in alphabetical order, Argentina, Belgium, Brazil, Canada, China, Colombia, Dominican Republic, El Salvador, Honduras, Mexico, Peru, South Africa, South Korea, the United Kingdom and the United States, with each market having its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well-placed to address changing consumer needs in the various categories (premium, core and value) within any given market.

4.	COMPETITION

We believe our largest competitors are Heineken, Carlsberg, CR Snow and Molson Coors Brewing Company based on information from the Plato Logic Limited report for the calendar year 2018 (published in October 2019).

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

We have participated in this consolidation trend and grown our international footprint through a series of mergers and acquisitions, described in “—A. History and Development of the Company,” which include:

•	the acquisition of Beck’s in 2002;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the acquisition of Anheuser-Busch Companies in November 2008;

•	the combination with Grupo Modelo in June 2013; and

•	the combination with SAB in October 2016.

The 10 largest brewers in the world in 2018 in terms of volume are as set out in the table below.

Rank	Name	Volume (million hectoliters)(1)
1	AB InBev	506.5
2	Heineken	244.4
3	Carlsberg	123.1
4	CR Snow	112.9
5	Molson Coors Brewing Company	92.2
6	Tsingtao (Group)	80.3
7	Asahi	67.8
8	Beijing Yanjing	39.2
9	Castel/BGI	34.4
10	EFES	33.5

Note:

(1)

Source: Plato Logic Limited report for the calendar year 2018 (published in October 2019). Volumes are based on calculations on total volumes of majority-owned subsidiaries, also licensed brewing. Our own beer volumes for the year ended 31 December 2019 were 495 million hectoliters and 494 million hectoliters for the year ended 31 December 2018.

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

Brewing Process

The basic brewing process for most beers is straightforward, but significant know-how is involved in quality and cost control. The most important stages are brewing and fermentation, followed by maturation, filtering and packaging. Although malted barley (malt) is the primary ingredient, other grains such as unmalted barley, rice or wheat are sometimes added to produce different beer styles. The proportion and choice of other raw materials varies according to regional taste preferences and the type of beer.

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

Raw Materials and Packaging

The main raw materials used in our beer and other alcoholic malt beverage production are barley, corn grits, corn syrup, hops, yeast and water. In some of our regions, such as in Africa, locally sourced agricultural products such as sorghum or cassava are used in place of malted barley. For non-beer production (mainly carbonated soft drinks) the main ingredients are flavored concentrate, fruit concentrate, sugar, sweetener and water. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, aluminum can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

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

We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019, for further details on commodities hedging.

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

Beverage Production Facilities

Our beverage production facilities comprised 229 breweries and/or non-beer plants as of 31 December 2019 spread across our regions. Of these 229 plants, 184 produced only beer and other alcoholic malt beverages, 13 produced only soft drinks and 32 produced beer, other alcoholic beverages and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer. This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our business segments (excluding Global Export and Holdings Companies) in 2019, the number of our beverage production plants (breweries and/or non-beer drink plants) as well as the plants’ overall capacity.

		2019 volumes(1)(4)		Annual engineering capacity as of 31 December 2019(4)
Business Segment	Number of plants as of 31 December 2019(4)	Beer (khl)(2)	Non-Beer (khl)(3)	Beer (khl)(2)	Non-Beer (khl)(3)
North America	34	107,045	1,088	129,267	28,069
Middle Americas	39	110,160	23,377	149,674	83,595
South America	50	103,576	36,089	151,932	482
EMEA	51	81,592	4,297	116,563	42
Asia Pacific	55	92,018	1,150	173,156	28,069

Total(5)	229	494,391	66,001	720,591	112,188

Notes:

(1)	Reported volumes.
(2)	For purposes of this table, the beer category includes near beer beverages, such as the Rita family and Bon & Viv Spiked Seltzer.
(3)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.
(4)	Excludes our joint ventures and assets where we are not the majority owner.
(5)	Excludes Global Export and Holding Companies with 2019 beer volumes of 0.7 million hectoliters.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2019.

Type of plant / facility	Number of plants / facilities(1)	Countries in which plants / facilities are located(1)
Malt plants	21	Argentina, Brazil, Colombia, Ecuador, Mexico, Peru, South Africa, South Korea, Uganda, United States, Uruguay, Zambia
Rice and corn grits mill	6	Argentina, Bolivia, Peru, United States
Farm and agriculture	7	Argentina, Brazil, China, Germany, United States, South Africa
Hop pellet plant	1	Argentina
Glass bottle plants	6	Brazil, Mexico, Paraguay, United States
Bottle cap plants	6	Argentina, Brazil, Colombia, Honduras, Mexico, South Africa
Label plants	3	Brazil, Colombia
Can plants	7	Bolivia, Mexico, United States
Can lid manufacturing plants	2	United States
Crown and closure liner material plant	1	United States
Soft drink concentrate plants	2	Brazil
Sand quarries	1	Mexico
Yeast plants	1	Brazil
Plastic crates plants	1	Honduras
Other	1	United States

Total	66	—

Notes:

(1)	Excludes plants and facilities owned by joint ventures and assets where we are not the majority owner.

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

For example, in 2019, we invested in additional brewing, packaging and distribution capacities in multiple countries including China, Korea, Argentina, Ghana, Mozambique, Nigeria, South Africa, Zambia, Tanzania, Belgium and others to meet our future demand expectations in these countries or for export volumes.

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

The products we brew in the United States are sold to 423 wholesalers with the exclusive right to carry our products within a designated territory, for resale to retailers, with some entities owning more than one wholesalership. As of the end of 2019, we owned 16 of these wholesalers and have an ownership stake in another one of them. The remaining wholesalers are independent businesses. In certain countries, we enter into exclusive importer arrangements and depend on our counterparties to these arrangements to market and distribute our products to points of sale. In certain markets, we also distribute the products of other brewers.

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

•

On 30 March 2018, following the merger of our businesses in Russia and Ukraine with Anadolu Efes, we granted the right to brew and/or distribute several of our brands including Bud, Stella Artois and Corona to AB InBev Efes, our combined business with Anadolu Efes.

•

In connection with the listing of a minority stake of Budweiser APAC on the Hong Kong Stock Exchange, we have entered into a number of framework agreements granting Budweiser APAC (i) exclusive licenses to import for sale, manufacture, sell and distribute and (ii) non-exclusive licenses to advertise and promote our brands in APAC territories.

•

Molson Coors Brewing Company has rights to brew and/or distribute, under license, Beck’s, Löwenbräu, Spaten and Stella Artois, in Albania, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Kosovo, Macedonia, Moldova, Montenegro, Romania, Serbia, Slovakia and Slovenia.

We also manufacture and distribute Brahma, a brand owned by our Brazilian listed subsidiary, Ambev, in Peru and other third-party brands, such as Kirin in the United States. Ambev and some of our other subsidiaries have entered into manufacturing and distribution agreements with PepsiCo. Major brands that are distributed under this agreement are Pepsi-Cola, Lipton Ice Tea, H2OH! and Gatorade. See “—2. Principal Activities and Products—Non-Beer—Non-Alcohol Beverages” for further information in this respect. Ambev and some of our other subsidiaries also have license agreements with us which allow them to exclusively produce, distribute and market Beck’s and Stella Artois in Brazil, Panama, Costa Rica, Puerto Rico, Chile, Guatemala, Dominican Republic, Argentina, Uruguay, Paraguay, Antigua, Bolivia, Dominica and Saint Vincent, and Budweiser in Brazil, Argentina and Canada. Ambev also distributes Budweiser in Bolivia, Paraguay, Guatemala, the Dominican Republic, Panama, Uruguay and Chile and Corona in Argentina, Bolivia, Paraguay, Uruguay, Chile, Guatemala, Panama and Canada.

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

Our brand portfolio consists of three global brands (Budweiser®, Corona® and Stella Artois®), our multi-country brands (Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®), and many “local champions” (Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®). We believe this robust brand portfolio provides us with strong growth and revenue opportunities and, coupled with a powerful range of premium brands, positions us well to meet the needs of consumers in each of the markets in which we compete. For further information about our brands, see “—2. Principal Activities and Products—Beer.”

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

Our marketing approach is based on a “value-based brands” proposition, a single, clear, compelling values-based reason for consumer preference. The value-based brands approach involves, firstly, the determination of consumer portraits; secondly, brand attributes (that is, tangible characteristics of the brand that support the brand’s positioning) and brand personality (i.e., the way the brand would behave as a person) are defined; and, finally, a purpose statement that clearly articulates the role the brand will play in the lives of consumers. Once this link has been established, a particular brand can either be developed (brand innovation) or relaunched (brand renovation or line extension from the existing brand portfolio) to meet the customers’ needs. We apply zero-based planning principles to yearly budget decisions and for ongoing investment reviews and reallocations. We invest in each brand in line with its local or global strategic priority and, taking into account its local circumstances, seek to maximize profitable and sustainable growth.

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

Intellectual Property

Our intellectual property portfolio mainly consists of trademarks, patents, registered designs, copyrights, know-how and domain names. This intellectual property portfolio is managed by our internal legal department, in collaboration with a selected network of external intellectual property advisers. We place importance on achieving close cooperation between our intellectual property team and our marketing and research and development teams. An internal stage gate process promotes the protection of our intellectual property rights, the swift progress of our innovation projects and the development of products that can be launched and marketed without infringing any third party’s intellectual property rights. A project can only move on to the next step of its development after the necessary verifications (e.g., availability of trademark, existence of prior technology/earlier patents and freedom to market) have been carried out. This internal process is designed to ensure that financial and other resources are not lost due to oversights in relation to intellectual property protection during the development process.

Our patent portfolio is carefully built to gain a competitive advantage and support our innovation and other intellectual assets. We currently have more than 220 pending and granted patent families, each of which covers one or more technological inventions. The extent of the protection differs between technologies, as some patents are protected in many jurisdictions, while others are only protected in one or a few jurisdictions. Our patents may relate, for example, to brewing processes, improvements in production of fermented malt-based beverages, treatments for improved beer flavor stability, non-alcoholic beer development, filtration processes, beverage-dispensing systems and devices, can manufacturing processes, beer packaging or novel uses for brewing materials and disruptive technologies.

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Certain of our operations depend on independent distributors or wholesalers to sell our products, and we may be unable to replace distributors or acquire interests in wholesalers or distributors. In addition, we may be adversely impacted by the consolidation of retailers,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Negative publicity, perceived health risks, failure to provide safe working environments and associated government regulation may harm our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operations in Cuba may adversely affect our reputation and the liquidity and value of our securities” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

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

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 6 per barrel (equivalent to approximately 117 liters) for the first 6 million barrels of beer sold for consumption in the United States and then USD 18 per barrel for every barrel thereafter. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase excise taxes in some states. In recent years, a number of countries have adopted proposals to increase beer excise taxes. Rising excise duties can drive up our pricing to the consumer, which in turn could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to adverse changes in taxation and other tax-related risks.”

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

Iran-Related Required Disclosure

The Iran Threat Reduction and Syria Human Rights Act of 2012 requires disclosure of certain activities relating to Iran by AB InBev or its affiliates that occurred during our 2019 fiscal year. Anadolu Efes, our affiliate, has a licensing agreement with an Iranian company for the production of non-alcoholic beer in Iran. Pursuant to that licensing agreement, Anadolu Efes will receive EUR 80,343 (USD 95,002) in gross revenue for 2019, from which it expects to record no net profit. Anadolu Efes plans to continue its licensing arrangement.

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

•

Liabilities: a combination of self-insurance and insurance is used to cover losses due to damages caused to third parties; for executive risks (risks related to our board and management); and automobile insurance (which is required by law in most jurisdictions).

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

2025 Sustainability Goals

We are contributing to the United Nations Sustainable Development Goals and broader global sustainable development agenda while building resilient supply chains, productive communities and a healthier environment. In March 2018, following the achievement of our 2017 Environmental Goals, we have announced 2025 Sustainability Goals, our most ambitious set of public commitments yet, which focus on four areas: smart agriculture, water stewardship, circular packaging and climate action.

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

In addition, we have launched the 100+ Sustainability Accelerator in August 2018 to identify and scale up innovative solutions to some of the world’s most pressing sustainability challenges. Through the 100+ Accelerator, we continue to identify partners who can deliver breakthrough advancements in water stewardship, farmer productivity, product upcycling, responsible sourcing, green logistics and more.

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

Our business in South Africa has an ambitious goal to create 10,000 jobs. Working in partnership with non-governmental organizations (“NGOs”), the South African government and the private sector, the program supports entrepreneurs to develop and grow their businesses, and offers opportunities for them to become part of the South African Breweries’ supply chain. The initiative aims to contribute to South Africa’s national agenda of growing the economy through the provision of jobs and offers tailored support for youth and women.

Creating resilient agricultural supply chains

About half of our malt barley is locally sourced to reduce the risk of supply chain disruption and exposure to currency volatility, while boosting rural economies and strengthening agriculture. In 2019 we continued to build resilient agricultural systems, by working with over 20,000 farmers across 13 countries to support the growth of our six priority crops (barley, cassava, hops, maize, rice and sorghum). We have put in place programs and partnerships to ensure that our farmers have access to good seed varieties and technical training (skilled), improved insights and data (connected), and the ability to invest in and grow their business (financially empowered). SmartBarley has been our primary agricultural development program since 2013, currently live in 12 countries. In 2019, we partnered with Sentera to pair field-level data from SmartBarley with weather and imagery analytics to improve yield and reduce impact of climate change.

Supporting Smallholder Farmers

Agriculture is a critical source of income and livelihoods in a number of markets in Africa, where we have pioneered the use of under-commercialized local crops to create new affordable beer brands – like Eagle Lager, made with local sorghum in Uganda, and Impala, made with local cassava in Mozambique. This strategy allows us to reach new consumers while increasing incomes for local smallholder farmers. After an initial pilot in Zambia with positive results in 2018, in 2019 we partnered with a startup called BanQu to employ an SMS-based service backed by blockchain to record purchasing and sales data of our supply chain offering farmers a digital financial identity as well as sending digital payments and reducing cash transactions, and thereby lowering risk to our farmers.

Buy A Lady A Drink

The Stella Artois Buy A Lady A Drink initiative, launched in 2015 in partnership with Water.org, challenges consumers to be the generation that ends the global water crisis. Each purchase of a limited-edition Stella Artois chalice helps provide one woman in the developing world with five years of clean water. To date, Stella Artois has helped Water.org provide more than one million people in the developing world with access to clean water through the sale of more than 500,000 Limited-Edition Chalices and by directly donating more than USD 8 million to Water.org In 2019, the partnership provided clean water access to 300,000 people in the developing world.

Watershed Protection

We continue to scale our water stewardship efforts by engaging in watershed protection measures, in partnership with local stakeholders, in high-stress areas across Argentina, Bolivia, Brazil, China, Colombia, Dominican Republic, El Salvador, India, Mexico, Mozambique, Namibia, Peru, South Africa, Tanzania, Uganda, the United States and Zambia. Together with local authorities, other water users, and non-governmental organizations like the World Wildlife Fund and The Nature Conservancy, we have devoted financial and technical resources to green infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts, and soil conservation techniques. To date we have invested in long-term solutions across 24 communities where we seek to increase water security and improve water quality and availability for our communities and operations.

Renewable Energy

We are one of the world’s largest corporate buyers of electricity, a member of the RE100 and we are committed to a plan to significantly increase our use of renewable energy in our breweries and vertical operations to reduce our carbon emissions and long-term energy cost, improve air quality and create jobs in the renewable energy industry. In 2016, we signed a contract to acquire 100% of our purchased electricity needs from wind power in our Mexico breweries and vertical operations by the second half of 2019. In September 2017, we announced an agreement with Enel Green Power in the United States where we committed to purchasing as much renewable electricity as is used to brew more than 20 billion 12-ounce servings of beer. In December 2018, we signed a 100MW solar power purchase agreement with Lightsource BP to secure renewable electricity for our U.K. operations, representing the largest unsubsidized solar energy deal in the United Kingdom to date. In 2019 we signed new renewable electricity contracts in Brazil, Colombia, Dominican Republic, South Africa, Vietnam and the UK. Today, 20% of our global purchased electricity comes from renewable sources and another 41% is already under contract.

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

We take a multifaceted approach that includes applying a mix of operational changes and technological solutions, building effective partnerships and having a sustainability-focused mindset, underscored by strong teamwork, in order to help reduce the use of water in our direct operations, protect watersheds that serve our breweries and local communities and improve water management in our barley supply chain.

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

Smart Drinking

We are a global company, brewing beers and building brands that will continue to bring people together for a better world for the next 100 years and beyond. This requires thriving communities across the globe where harmful use of alcohol no longer presents a social challenge. Our Smart Drinking commitments, and the beliefs that underpin them, will help make this vision a reality.

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

Our City Pilots initiative is the cornerstone of our efforts to identify, test and independently and rigorously measure and evaluate replicable evidence-based interventions that are implemented in partnership with others, to reduce harmful use of alcohol. The City Pilots serve as laboratories for identifying evidence-based initiatives worth scaling. The six City Pilots are: Brasilia, Brazil; Zacatecas, Mexico; Johannesburg, South Africa; Jiangshan, China; Leuven, Belgium and Columbus, Ohio. Local knowledge and leadership are critical to the City Pilot approach. In each region, a Steering Committee was formed with local community members, including government, universities, NGOs and other community-based organizations.

Our Social Norms initiative is not just about spending a specified amount, but rather spending with impact, which requires the development and implementation of campaigns and programs grounded in social norms and social marketing theory. We have partnered with experts in this field to gather and consolidate the latest social marketing knowledge and best practices and apply them to the promotion of smart drinking. In 2018 we produced a Social Marketing Toolkit for our marketing teams around the world, working in close collaboration with public health and behavior change experts. This Toolkit is a practical guide that collates and distills information about our Global Smart Drinking Goals, behavior change theory, social norms and social marketing principles and includes a comprehensive library of AB InBev harmful consumption of alcohol prevention initiatives to date, so that all our business units can replicate best practices easily. In 2019, we launched the 2nd edition of our Global Smart Drinking Campaign Competition. This competition challenges all our brand teams across the world to develop innovative ideas for social marketing campaigns that contribute for positive behavioral change. In 2019, 45 brand teams from 23 countries competed. The winners of each business unit get the opportunity to use a percentage of the Marketing Media Budget towards the campaign.

Through our No- and Low-Alcohol Beer initiative, we are offering consumers more choice, which we believe can be an important way to help reduce harmful use of alcohol. Our ambition is for existing drinkers to integrate no-alcohol beers and beer with 3.5% ABV or lower into their current drink choices, reducing their total alcohol intake. To make this ambition a reality, we are investing to make our no- and low-alcohol products an available and appealing choice for current consumers of beverage alcohol. We have applied the same robust sales tracking tools to our no- and low-alcohol beers to identify opportunities for growth and help us get closer to achieving our volume goal. In 2019, we launched 14 new No- and Low-Alcohol Beer brands for a total of 86 brands in our portfolio. In 2019, No- and Low-Alcohol Beer brands accounted for 7% of our global beer volume.

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

To further advance our Global Smart Drinking Goals, we established the AB InBev Foundation in 2017. The Foundation’s mission is to reduce harmful drinking globally by identifying effective programs and policies for public-private partnerships to advance positive social and behavior change. The Foundation has established the following guiding principles: transparency—sharing what the Foundation does and what it learns with others; local leadership—demonstrating multi-sectorial, community collaborations, empowered by evidence-based interventions and external experts and academic integrity—advancing the knowledge base by supporting independent, technical experts to implement and evaluate programs and publish their own work and conclusions. In 2019, the Foundation made significant progress towards the mission of accelerating the reduction of harmful drinking: work the Foundation supported was represented at 15 conferences or panel events and 8 academic articles were published about projects funded by the Foundation.

Investing in road safety

As a major user of roads around the world and its largest brewer, we are committed to delivering safer roads for all, Around the world, we invest in innovative programs to improve road safety and reduce injuries and fatalities from traffic collisions. This work is aligned with United Nations Sustainable Development Goal 3 (Good Health and Well-Being) and the ambitious target of halving the global number of deaths and injuries from road traffic crashes by 2020.

Safe roads are also a high priority for governments and advocacy groups, and we are strengthening the impact of our efforts through partnerships. These include our leadership in Together for Safer Roads (“TSR”), a private-sector coalition focused on improving road safety by facilitating innovation in safer fleets, data collection and modern management. Also, our partnership with the United Nations Institute for Training and Research (UNITAR) that continued across 2019 and led to the launch of the Management Practices for Safer Roads Toolkit.

Internally in our business, we dedicate significant time and resources to researching, testing and implementing road safety technology and innovative techniques to increase the road safety of our fleet, which in turn improves community safety. Some of the techniques we have implemented are: monitoring the location and performance of vehicles, crash and near-miss analysis, and addressing and avoiding driver fatigue using tools like telemetry and artificial intelligence.

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

Human Rights

Respecting human rights is a non-negotiable commitment for our business. We have been a signatory to the United Nations Global Compact since 2005 and are committed to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. In 2019, we refreshed our Global Human Rights Policy and we continue to participate in industry and NGO initiatives that seek to improve business’ approach to respecting human rights.

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

Our local teams also organized their own volunteering efforts. In Mexico, our volunteering program Voluntarios Modelo engaged more than 180,000 people in volunteering activities in their communities, including many of our colleagues. In Brazil, our Volunteering Program VOA provided management training to 115 NGOs leveraging the management expertise of 554 of our colleagues, impacting over 5 million people indirectly. In Colombia, Peru and Ecuador, our volunteering program #MeUno engaged more than 67,000 volunteers in environmental and educational activities. In the United States, South Africa and Colombia, our Pro Bono Marathon leveraged the skills of 194 colleagues to help 13 non-profit partners solve organizational challenges.

Supporting disaster response

In 2019, hurricanes, floods, earthquakes, wildfires and other natural disasters struck with great force and frequency in many communities. We supported disaster relief and recovery efforts, mainly through emergency drinking water donations and provision of funds. In the United States, we donated over 1.4 million cans of emergency drinking water, leveraging a long-standing partnership with the American Red Cross, and added the necessary equipment to produce canned drinking water out of our brewery in Fort Collins, Colorado, in September 2018. In South Africa, we provided emergency drinking water to people affected by the drought in Cape Town. In Brazil, we provided funds and in-kind donations to hundreds of people who were displaced by the urban fire that affected the city of Manaus. In India, after floods hit the state of Kerala, 1,500 volunteers dedicated 6,000 hours to supply 185,000 bottles of drinking water to 20,000 families in areas of need. We also developed a Global Disaster Preparedness Toolkit so more of our Business Units can play a role in improving the resilience of communities to prepare, respond to and recover from disasters.

C. ORGANIZATIONAL STRUCTURE

Anheuser-Busch InBev SA/NV is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2019) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC	Delaware, U.S.A.	100%	100%
One Busch Place
St. Louis, MO 63118
Ambev S.A.	Brazil	61.9%	61.9%
Rua Dr. Renato Paes de Barros 1017 3° Andar Itaim Bibi
São Paulo, Brazil
Budweiser Brewing Company APAC Limited	Cayman Islands	87.22%	87.22%
1823, 18/F
Soundwill Plaza II – Mid Town 1-29 Tang Lung Street, Causeway Bay
Hong Kong
Cervecería Modelo de México, S. de R.L. de C.V.	Mexico	100%	100%
Cerrada de Palomas 22, 6th Floor, Reforma Social
Miguel Hidalgo 1650 Mexico City, Mexico
ABI SAB Group Holding Limited	United Kingdom	100%	100%
Bureau, 90 Fetter Lane
London EC4A 1EN, United Kingdom

For a more comprehensive list of our most important financing and operating subsidiaries, see note 37 of our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.

D. PROPERTY, PLANTS AND EQUIPMENT

For a further discussion of property, plants and equipment, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business — Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs,” “—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Capacity Expansion,” “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Capital Expenditures” and “Item 5. Operating and Financial Review—J. Outlook and Trend Information.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW

The following is a review of our financial condition and results of operations as of 31 December 2019 and 2018, and for the three years ended 31 December 2019, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited restated consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.

See “Presentation of Financial and Other Data” for further information on our presentation of financial information.

A. KEY FACTORS AFFECTING RESULTS OF OPERATIONS

We consider acquisitions, divestitures and other structural changes, economic conditions and pricing, consumer preferences, our product mix, raw material and transport prices, the effect of our distribution arrangements, excise taxes, the effect of governmental regulations, foreign currency effects, weather and seasonality and widespread health emergencies to be the key factors influencing the results of our operations. The following sections discuss these key factors.

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in the start-up or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2019, 2018 and 2017 are described below. See also note 6 and note 8 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 included in this Form 20-F.

SAB-related divestitures

On 31 March 2017, in connection with the combination with SAB, we completed the sale of SAB’s assets in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) to Asahi Group Holdings, Ltd. for EUR 7.3 billion.

On 12 April 2017, we completed the sale of our interests in Distell Group Limited (“Distell”) (comprised of 58,674,000 ordinary shares or approximately 26.4% of Distell’s issued share capital) to the Public Investment Corporation (SOC) Limited, acting on behalf of the Government Employees Pension Fund.

In 2017, we completed the purchase price allocation to the individual assets acquired and liabilities assumed as part of the combination with SAB, including the allocation of goodwill to the different business units, in compliance with IFRS 3 Business Combinations. The combination with SAB resulted in the recognition of USD 72.4 billion of goodwill allocated primarily to the businesses in Colombia, the rest of Middle Americas, Australia, South Africa and the rest of Africa. The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings, employee benefits, other assets and liabilities and non-controlling interests was based on our best estimate of fair value with input from independent third parties.

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

Completion of the disposal of CCBA

On 4 October 2017, we announced the completion of the transition of our 54.5% equity stake in CCBA for USD 3.15 billion, after customary adjustments. We stopped consolidating CCBA in our consolidated financial statements as of that date.

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

In 2018, we completed the sale of our carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company. In 2019, we completed the sale of all of our carbonated soft drink business in eSwatini (Swaziland) and certain non-alcoholic beverage brands in El Salvador and Honduras. In El Salvador and Honduras, we have executed long-term bottling agreements which became effective in 2019 upon the closing of the El Salvador and Honduras brand divestitures.

Together with The Coca-Cola Company, we continue to work towards finalizing the terms and conditions of the agreement for The Coca-Cola Company to acquire our interest in, or the bottling operations of, our business in Lesotho. This transaction is subject to the relevant regulatory and shareholder approvals.

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

Announced Divestiture of Australia Business to Asahi

On 19 July 2019, we announced an agreement to divest our Australia business (Carlton & United Breweries) to Asahi for AUD 16.0 billion, equivalent to approximately USD 11.2 billion4. As part of this transaction, we will grant Asahi rights to commercialize our portfolio of global and international brands in Australia. The parties continue to cooperate with the Australian Competition and Consumer Commission (ACCC) and Foreign Investment Review Board (FIRB) with a view to obtaining the necessary approvals and closing the transaction as soon as possible in the second quarter of 2020.

Effective 30 September 2019, we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represent a separate major line of business, these are now accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”).

Listing of Budweiser APAC on the Hong Kong Stock Exchange

On 30 September 2019, we successfully completed the listing of a minority stake of our Asia Pacific subsidiary, Budweiser APAC, on the Hong Kong Stock Exchange for USD 5.0 billion. On 3 October 2019, an over-allotment option in connection with the initial public offering of a minority stake of Budweiser APAC was fully exercised, resulting in additional gross proceeds of USD 750 million. Following the full exercise of the over-allotment option, we control 87.22% of the issued share capital of Budweiser APAC.

Other Acquisitions, Divestitures and Structural Changes

On 2 May 2018, we recovered the Budweiser distribution rights in Argentina from Compañía Industrial Cervecería S.A (“CCU”). The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands and other commitments to CCU Argentina.

On 5 June 2018, we delivered 23,076,922 shares under deferred share instruments with former Grupo Modelo shareholders. The delivery obligation was through the use of part of our outstanding treasury shares.

Upon the combination with SAB, we maintained South African Breweries’ Zenzele share-scheme which supports broad-based black economic empowerment (B-BBEE) and provides opportunities for black South Africans (including employees and SAB retailers) to participate as shareholders. The Zenzele share-scheme originally implemented by SAB in 2010, was amended at the time of the SAB combination and will expire in April 2020. We will settle the obligations that arise under the Zenzele share-scheme upon its expiration using our treasury shares.

[4]	Converted at the December 2019 closing rate.

The obligation is estimated to be approximately ZAR 9.8 billion (USD 0.7 billion5). The number of our shares required to settle the obligation will depend on our share price and ZAR to Euro exchange rate at the time of the settlement. The settlement would be equivalent to 8.5 million of our shares assuming our share price and the ZAR Euro exchange rate as at 31 December 20197.

As part of the SAB transaction, we made a commitment to the South African Government and Competition Authorities to create a new B-BBEE scheme upon maturity in 2020 of SAB’s current Zenzele Scheme. In order to create the new B-BBEE scheme the following steps will be undertaken:

•	The new scheme will be implemented through the listing of a NewCo (which will be called Zenzele Kabili) on the Johannesburg Stock Exchange B-BBEE Exchange;

•	The NewCo will hold unencumbered our shares;

•	Existing Zenzele participants (employees, retailers and the SAB Foundation) will be given an option to reinvest a portion of their Zenzele payout into the Newco;

•	A new Employee Share Plan, funded by AB InBev, will subscribe for NewCo shares.

The new scheme is estimated to require ZAR 4.4 billion ZAR (USD 0.3 billion6) in facilitation and notional vendor funding. The settlement would be equivalent to 3.8 million of our shares assuming the share price and the ZAR Euro exchange rate as at 31 December 20197 and it will be funded with our treasury shares. This scheme arrangement meets the criteria under IFRS 2 to be classified as equity settled.

During 2017, 2018 and 2019, we undertook a series of additional acquisitions and disposals with no significant impact to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 included in this Form 20-F.

In addition to the acquisitions and divestitures described above, we may acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. This is particularly true for developing countries in our Middle Americas, South America and Asia Pacific regions, as well as certain countries in our EMEA region, which tend to have lower disposable income per capita and may be subject to greater economic volatility than our markets in North America and developed countries in EMEA. The level of inflation has been particularly significant in our South America region and in certain countries within the EMEA region. In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018 (see “—Foreign Currency”). As measured by the Instituto Nacional de Estadística y Censos, Argentine inflation was approximately 53.8% in 2019. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

[5]	Converted at the December 2019 closing rate.
[6]	Converted at the December 2019 closing rate.
[7]	Assuming the December 2019 closing share price of 72.71 euro per share and 31 December 2019 ZAR per Euro exchange rate of 15.777300.

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

Raw Material and Transport Prices

We have significant exposure to fluctuations in the prices of raw materials, packaging materials, energy and transport services, each of which may significantly impact our cost of sales or distribution expenses. Increased costs or distribution expenses will reduce our profit margins if we are unable to recover these additional costs from our customers through higher prices (see “—Economic Conditions and Pricing” above).

The main raw materials used in our beer and other alcoholic malt beverage production are malted barley, corn grits, corn syrup, rice, hops, yeast and water, while those used in our non-beer production are flavored concentrate, fruit concentrate, sugar, sweetener and water. In some of our regions, such as in Africa, locally-sourced agricultural products, such as sorghum or cassava, are used in place of malted barley. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

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

Excise Taxes

Taxation on our beer, other alcoholic beverage and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For example, see the discussion of taxes in the United States in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to adverse changes in taxation and other tax-related risks.”

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

Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit. During 2019, several currencies, such as the Argentinean peso, the Australian dollar, the Brazilian real, the Colombian peso and the South African rand, depreciated against the U.S. dollar. Our total consolidated revenue was USD 52.3 billion for the year ended 31 December 2019, a decrease of USD 0.7 billion compared to the year ended 31 December 2018. The negative impact of unfavorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2019 was USD 2.7 billion, primarily as a result of the impact of the currencies listed above.

For further details regarding the currencies in which our revenue is realized and the effect of foreign currency fluctuations on our results of operations, see “—F. Impact of Changes in Foreign Exchange Rates” below.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.”

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

Consequently, for many countries in EMEA and most countries in the South America region (particularly Argentina and most of Brazil), volumes are usually stronger in the first and fourth quarters due to year-end festivities and the summer season in the Southern Hemisphere, while for some countries in Middle Americas and EMEA and the countries in the North America and Asia Pacific regions, volumes tend to be stronger during the spring and summer seasons in the second and third quarters of each year.

Based on 2019 information, for example, we realized 51% of our total 2019 volumes in EMEA in the second and third quarters, compared to 49% in the first and fourth quarters of the year, whereas in South America, we realized 45% of our sales volume in the second and third quarters, compared to 55% in the first and fourth quarters.

Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above.

Widespread Health Emergencies

Our results of operations may be negatively impacted by widespread health emergencies (or concerns over the possibility of such an emergency), such as the COVID-19 virus pandemic and the actions taken in response to it, which can cause a decline in consumer demand for our products. See “Item 5. Results of Operations—J. Outlook and Trend Information” for further details regarding the effects of the COVID-19 virus pandemic on our business.

B. SIGNIFICANT ACCOUNTING POLICIES

For a summary of all of our significant accounting policies, see note 3 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 included in this Form 20-F.

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

Summary of Changes in Accounting Policies

Effective 1 January 2019, we reorganized our regional reporting structure. As of that date, our results are reported under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We continue to separately report the results of Global Export and Holding Companies. The key changes in the company’s structure are as follows: (i) the new Middle Americas region combines the former Latin America West region and the Dominican Republic, Panama, Costa Rica, Guatemala and the Caribbean, which were previously reported in Latin America North region and (ii) the new South America region combines the former Latin America South region and Brazil, which was previously reported in Latin America North region. The financial information presented in this Form 20-F for 2018 and 2017 has been restated to reflect those segment changes.

Effective 30 September 2019, following the announcement on 19 July 2019 of the agreement to divest CUB, our Australian subsidiary, to Asahi, we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represent a separate major line of business, these are now accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”). Consequently, the 2018 and 2017 consolidated income statements have been restated as if the classification had been applied as of 1 January 2018 and 1 January 2017, respectively, to exclude the results of the Australian operations.

The results of the Central and Eastern European businesses, acquired through the SAB combination exclusively with a view to resale, qualify as discontinued operations and have been presented as such, until the successful completion of the divestiture on 31 March 2017, in our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 included in this Form 20-F.

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

Consequently, we applied hyperinflation accounting for our Argentinean subsidiaries with effect as of 1 January 2018:

•

Non-monetary assets and liabilities were stated at historical cost (e.g., property, plant and equipment, intangible assets, goodwill, etc.) and equity was restated using an inflation index. The hyperinflation impacts resulting from changes in the general purchasing power until 31 December 2017 were reported in retained earnings and the impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line.

•

The income statement is adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year-to-date average rate for non-hyperinflationary economies), thereby restating the year-to-date income statement account for both the inflation index and currency conversion.

The following standards issued by the International Accounting Standards Board became effective for annual periods beginning on 1 January 2018:

•

IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurement and contains three main topics: classification and measurement of financial instruments, impairment of financial assets and hedge accounting. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. We have applied IFRS 9 as of the effective date of 1 January 2018, without restatement of the comparative information for the period beginning 1 January 2017. Consequently, the disclosures for the comparative figures in our audited restated consolidated financial statements follow the classification and measurement requirements under IAS 39. We performed an impact assessment and concluded that IFRS 9 does not impact materially our financial position, financial performance or risk management activities. Under IFRS 9, the carrying amount of a debt should be adjusted when a modification does not result in the derecognition of the financial instrument. Consequently, we adjusted the carrying amount of our debt against retained earnings. This resulted in a decrease of the carrying amount of the debt by USD 77 million.

•

IFRS 15 Revenue from Contracts with Customers. The core principle of the new standard is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which we expect to be entitled in exchange for those goods or services. The new standard also results in enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improves guidance for multiple-element arrangements. We have applied IFRS 15 as of the effective date of 1 January 2018 in accordance with the modified retrospective application. Under this approach, the cumulative effect of initially applying IFRS 15 must be recognized as an adjustment to the opening balance of equity at the date of initial application and comparative figures in our audited restated consolidated financial statements are not restated. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease of the retained earnings by USD 123 million, to reflect the changes in accounting policies related to performance that, in accordance with IFRS 15, should be related to the transaction price underlying 2017 revenue.

The following standards and interpretations issued by the International Accounting Standards Board became effective for annual periods beginning on 1 January 2019:

•

IFRS 16 Leases replaces the prior lease accounting requirements and introduces significant changes to lessee accounting as it removes the distinction between operating and finance leases under IAS 17 Leases and related interpretations and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. IFRS 16 also requires to recognize a depreciation charge related to the right-of-use assets and an interest expense on the lease liabilities, as compared to the recognition of operating lease expense or rental cost on a straight-line basis over the lease term under prior requirements. In addition, we have amended the consolidated cash flow statement presentation in order to segregate the payment of leases into a principal portion presented within financing activities and an interest component presented within operating activities. For short-term leases and leases of low value assets, we continue to recognize a lease expense on a straight-line basis as permitted by IFRS 16. Where we are the lessor, we continue to classify leases as either finance leases or operating leases and account for those two types of leases differently. In addition, we have applied the practical expedient available on transition to IFRS 16 to not reassess whether a contract is or contains a lease. Accordingly, the definition of a lease under IAS 17 and related interpretations will continue to apply to the leases entered or modified before 1 January 2019. Upon transition to IFRS 16, lease liabilities are measured at the present value of future lease payments discounted using the incremental borrowing rates at the date of initial application. We have chosen the full retrospective application of IFRS 16 and, consequently, we have restated the financial information for 2018 and 2017 included in this Form 20-F.

•

Effective 1 January 2019, we adopted IFRIC 23 Uncertainty over Income Tax Treatments and have elected to apply IFRIC 23 retrospectively. The cumulative effect of the interpretation was recognized at the date of initial application and we have not restated comparative periods in the year of initial application. We reviewed the income tax treatments in order to determine whether the interpretation could have an impact on our consolidated financial statements. In that respect, as of 31 December 2019, we reclassified USD 573 million of our existing income tax provisions into income tax liabilities, consistent with the current discussions held at the IFRS Interpretation Committee, which concluded that an entity is required to present assets and liabilities for uncertain tax treatments as current tax assets/liabilities or deferred tax assets/liabilities.

For additional information, see note 3 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.

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

Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to be received in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. Such trade incentives are treated as variable consideration. If the consideration includes a variable amount, we estimate the amount of consideration to which we will be entitled in exchange for transferring the promised goods or services to the customer. Variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when the uncertainty is resolved.

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deduction from revenue recorded by us in relation to these taxes was approximately USD 13.4 billion, USD 13.9 billion and USD 14.5 billion for the years ended 31 December 2019, 2018 and 2017, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that include a significant amount of goodwill and other intangible assets, including the acquisitions of Anheuser-Busch Companies, Grupo Modelo and SAB.

As of 31 December 2019, our total goodwill amounted to USD 128.1 billion, and our intangible assets with indefinite useful lives amounted to USD 40.2 billion.

In 2017, we completed the purchase price allocation to the individual assets acquired and liabilities assumed as part of the combination with SAB, including the allocation of goodwill to the different business units, in compliance with IFRS 3 Business Combinations. The combination with SAB resulted in the recognition of USD 72.4 billion of goodwill allocated primarily to the businesses in Colombia, the rest of Middle Americas, South Africa and the rest of the African countries. The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings, employee benefits, other assets and liabilities and non-controlling interests was based on our best estimate of fair value with input from independent third parties.

We apply the acquisition method of accounting to account for acquisition of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill. If the business combination is achieved in stages, the acquisition date carrying value of our previously held interest in the acquiree is remeasured to fair value at the acquisition date; any gains or losses arising from such remeasurement are recognized in profit or loss. We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on assumptions and criteria that include, in some cases, estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuation purposes, including estimates of future cash flows or discount rates, may have resulted in different estimates of value of assets acquired and liabilities assumed. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts, and the difference could be material.

We test our goodwill and other long-lived assets for impairment annually in the fourth quarter or whenever events and circumstances indicate that the recoverable amount, determined as the higher of the asset’s fair value less cost to sell and value in use, of those assets is less than their carrying amount. The testing methodology consists of applying a discounted free cash flow approach based on acquisition valuation models for the cash-generating units showing an invested capital to EBITDA, as defined, multiple above 9x, and valuation multiples for our other cash-generating units. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. If our current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of our control, change unfavorably, the estimated fair value of the goodwill could be adversely affected, leading to a potential impairment in the future. Impairments can also occur when we decide to dispose of assets.

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

•

Cash flows after the first 10-year period are extrapolated generally using expected annual long-term gross domestic product, growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

•	Projections are discounted at the cash-generating unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between between 3% and 5%.

For the cash generating units subject to a discounted free cash flow approach, the WACC applied in US dollar nominal terms were as follows:

	Year ended 31 December 2019	Year ended 31 December 2018
Colombia	6%	7%
Rest of Middle Americas	9%	9%
South Africa	7%	8%
Rest of Africa	10%	11%

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

For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 8, 13, 14 and 15 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.

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

Assumptions used to value-defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Remeasurements, comprising actuarial gains and losses, the effect of asset ceilings (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized, see the sensitivity analysis within note 25 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.

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

Share-Based Compensation

We have various types of equity-settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 26 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 included in this Form 20-F and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. Expected volatility is based on historical volatility calculated over a 10-year period.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 32 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and in note 32 to our audited restated consolidated financial statements as of 31 December 2019 and 2018 and for the three years ended 31 December 2019, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

C. BUSINESS SEGMENTS

Both from an accounting and managerial perspective, we are organized according to business segments, which, with the exception of Global Export and Holding Companies, correspond to a combination of geographic regions in which our operations are based. The Global Export and Holding Companies segment includes our headquarters and the countries in which our products are sold only on an export basis and in which we generally do not otherwise have any operations or production activities.

Effective 1 January 2019, we reorganized our regional reporting structure. As of that date, our results are reported under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We continue to separately report the results of Global Export and Holding Companies. The key changes in the company’s structure are as follows: (i) the new Middle Americas region combines the former Latin America

West region and the Dominican Republic, Panama, Costa Rica, Guatemala and the Caribbean, which were previously reported in Latin America North region and (ii) the new South America region combines the former Latin America South region and Brazil, which was previously reported in Latin America North region. The financial information for 2018 and 2017 included in this Form 20-F has been restated to reflect those segment changes.

Following the transition of CCBA to The Coca-Cola Company, we no longer consolidate and report results and volumes for CCBA as of the fourth quarter of 2017.

Following the completion of the merger of our Russia and Ukraine businesses into AB InBev Efes, we no longer consolidate or report results and volumes of our Russia and Ukraine businesses as of the second quarter 2018.

Following the announcement on 19 July 2019 of the agreement to divest CUB to Asahi, we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represent a separate major line of business, these are now accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”). Consequently, the 2018 and 2017 consolidated results have been restated as if the classification had been applied as of 1 January 2017 to exclude the results of the Australian operations.

The financial performance of each business segment, including its sales volume and revenue, is measured based on our product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere.

In 2019, Middle Americas accounted for 23.9% of our consolidated volumes; North America for 19.3%; Asia Pacific for16.6%; EMEA for 15.3%; South America for 25.0%; and Global Export and Holding Companies for 0.2%. A substantial portion of our operations is carried out through our four largest subsidiaries: Anheuser-Busch Companies (wholly owned); Ambev (61.9% owned as of 31 December 2019); Grupo Modelo (wholly owned); Budweiser APAC (87.22% owned as of 31 December 2019); and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, during 2019, we also had non-beer activities (primarily consisting of soft drinks) within Middle Americas, particularly in the Dominican Republic, El Salvador, Honduras, Colombia and Peru; within South America, particularly in Argentina, Brazil, Bolivia and Uruguay; and in North America, particularly with the Hiball and Teavana business in the United States. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network. “Our continued commitment to non-beer activities in 2019 was also evidenced by our creation of a new senior leadership position, Chief Non-Alcohol Beverages Officer, focused on accelerating growth in our existing non-alcohol business.

D. EQUITY INVESTMENTS

Following the completion of the merger of our Russia and Ukraine businesses into AB InBev Efes, we no longer consolidate our Russia and Ukraine businesses as of the second quarter 2018 and account for our investment in AB InBev Efes under the equity method. Upon the merger, we recognized interest in associated with a fair value of USD 1.15 billion.

See note 16 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 for more information.

E. RESULTS OF OPERATIONS

Year Ended 31 December 2019 Compared to the Year Ended 31 December 2018

The table below presents our condensed consolidated results of operations for the years ended 31 December 2019 and 2018.

	Year ended 31 December 2019	Year ended 31 December 2018(3)	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	561,427	559,819	0.3
Revenue	52,329	53,041	(1.3)
Cost of sales	(20,362)	(19,933)	(2.2)
Gross profit	31,967	33,108	(3.4)
Selling, General and Administrative expenses	(16,421)	(16,807)	2.3
Other operating income/(expenses)	875	805	8.7
Exceptional items	(323)	(692)	53.3
Profit from operations	16,098	16,414	(1.9)
EBITDA, as defined(2)	20,755	21,038	(1.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.
(3)

Our condensed consolidated results of operations for 2018 have been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

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

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2019	Year ended 31 December 2018(2)(3)	Change
	(thousand hectoliters)		(%)(1)
North America	108,133	110,726	(2.3)
Middle Americas	133,538	128,803	3.7
South America	139,664	135,618	3.0
EMEA	85,888	87,135	(1.4)
Asia Pacific	93,168	96,116	(3.1)
Global Export and Holding Companies	1,036	1,422	(27.1)

Total	561,427	559,819	0.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2019 and 2018 have been restated to reflect this allocation.

(3)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and accounted for as discontinued operations and are not included in the figures reported above. The figures for the year ended 31 December 2018 have been restated to reflect this change.

Our consolidated volumes were 561.4 million hectoliters for the year ended 31 December 2019. This represented an increase of 1.6 million hectoliters, or 0.3%, as compared to our consolidated volumes for the year ended 31 December 2018. The results for the year ended 31 December 2019 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019.

•	During 2019 we undertook a series of acquisitions and disposals with no significant individual impact in our consolidated financial statements (the “2019 acquisitions and disposals”).

•

On 30 March 2018, we completed the 50:50 merger of our and Anadolu Efes’ existing Russia and Ukraine businesses. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method as of that date. Additionally, on 2 May 2018, we recovered the Budweiser distribution rights in Argentina from CCU. The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands and other commitments to CCU Argentina. The other 2018 acquisitions and disposals mainly included the acquisition of certain craft breweries in Europe, Australia and South Korea and the sale of the carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company (collectively the “2018 acquisitions and disposals” and, together with the 2019 acquisitions and disposals, the “2018 and 2019 acquisitions and disposals”). The 2018 and 2019 acquisitions and disposals negatively impacted our consolidated volumes by 4.6 million hectoliters for the year ended 31 December 2019 compared to the year ended 31 December 2018.

For further details of these acquisitions and disposals, see “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 included in this Form 20-F.

Excluding volume changes attributable to the 2018 and 2019 acquisitions and disposals described above, total volumes increased 1.1% in the year ended 31 December 2019 compared to our volumes for the year ended 31 December 2018.

North America

In the year ended 31 December 2019, our volumes in North America decreased by 2.6 million hectoliters, or 2.3%, compared to the year ended 31 December 2018.

Excluding volume changes attributable to the 2018 and 2019 acquisitions and disposals described above, our total volumes decreased by 2.4% compared to the year ended 31 December 2018.

In the United States, we continued to focus on our commercial strategy, putting consumers first and rebalancing our portfolio through innovation and premiumization. We estimate that the United States industry beer sales-to-retailers declined by 1.4% in 2019. Our own sales-to-retailers were down by 2.4% in 2019, while our sales-to-wholesalers were down by 2.3%. Our total market share declined an estimated 50 bps in 2019, predominantly driven by mix due to the growth of hard seltzer within the flavored malt beverage category, in which we currently under-index. The hard seltzer segment is drawing new consumers to the malt beverage category and we are increasing investment behind our brands to accelerate our growth in the segment. Bon Viv and Natural Light Seltzer are growing at a strong rate. We are confident that we can leverage our strong portfolio, coupled with our best-in-class brewing capabilities and distribution network, to accelerate our momentum in this fast-growing segment. In 2019, our market share excluding the flavored malt beverage category declined by an estimated 10 bps, an improvement in trend of approximately 20 bps from 2018. Our above core portfolio gained an estimated 90 bps of total share in 2019, due to strong performances from Michelob Ultra, Michelob Ultra Pure Gold, our craft portfolio and our innovation pipeline. Michelob Ultra continues to grow by double-digits and is now the second largest brand in the country by retail sales, according to IRI. Michelob Ultra Pure Gold grew by triple-digits in 2019, while our craft portfolio grew by more than 20%, gaining share within the craft segment according to IRI. We estimate our innovations contributed approximately half of the total innovation volume in the industry once again this year, led by Naturdays, Michelob Ultra Infusions and Natural Light Seltzer. Our mainstream brands lost an estimated 140 bps of market share in 2019, as consumers continue to trade-up to higher price tiers. Within the mainstream segment, our market share declined by an estimated 15 bps in 2019, which compares to an estimated 35 bps decline in 2018, a trend improvement of approximately 20 bps. Share declines of Bud Light and Budweiser were partially offset by share gains of our value portfolio, led by the Natural Light family (excluding Natural Light Seltzer, which is not included in the mainstream segment).

In Canada, our volumes declined primarily due to a weak beer industry. Our High End Company continues to gain share of the premium segment, led by share gains from our premium import brands, including Corona and Hoegaarden, and strong volume growth from our craft portfolio. In the core segment, Bud Light grew share for the 24th consecutive year in 2019, and in the core plus segment, Michelob Ultra continued to be the fastest growing beer brand in the country.

Middle Americas

In the year ended 31 December 2019, our volumes in Middle Americas increased by 4.7 million hectoliters, or 3.7%, compared to the year ended 31 December 2018.

Excluding volume changes attributable to the 2018 and 2019 acquisitions and disposals described above, our total volumes increased by 3.8% in the year ended 31 December 2019 compared to the year ended 31 December 2018.

In Mexico, we grew volumes by mid-single digit, ahead of the industry, resulting in continued market share gains. We delivered growth across our brand portfolio, with a particularly strong performance in the above core segment. We remain focused on developing our portfolio in line with the category expansion framework to clearly differentiate our brands. Our core brands continue to grow supported by a strong innovation pipeline, consistent brand messaging and entrance into new occasions. Our premium portfolio also contributed meaningfully to top-line growth, with double-digit volume growth of the Modelo family, Michelob Ultra, Stella Artois and our local craft brand, Cucapá. In early 2019, we signed a contract with OXXO, the largest c-store chain in Mexico, to begin selling our portfolio of beers in their 17 000+ stores in order to reach more consumers in more occasions. We expanded in the regions of Guadalajara and Mexico City in 2019, with our portfolio quickly reaching fair share in the 4 000+ stores in which we are now present. While the majority of our growth was driven by existing channels, our entrance into OXXO also made a meaningful contribution.

In Colombia, we had a very strong year with a healthy balance between volume and revenue per hectoliter growth, even in the context of a more competitive environment. In 2019, our total volumes grew by mid-single digits, with consistent growth in both our beer and non-beer portfolios, leading to our highest annual volume growth in Colombia since the SAB combination. We continue to successfully expand the premium segment, led by our global brand portfolio, which grew by more than 50% in 2019. At the other end of the price spectrum, we are bringing new consumers into the category through smart affordability initiatives, such as the expansion of our 1-liter returnable glass bottle sharing pack. Our local core portfolio delivered consistently strong results throughout the year, led by Aguila, which grew by double-digits and ended the year with a powerful campaign focused on responsible drinking. Our non-beer portfolio delivered mid-single digit volume growth for 2019, led by the expansion of Malta Leona and the launch of our new purpose-driven water brand, Zalva, from which the profits will contribute to the recovery of Colombian wetlands.

In Peru, our volumes declined by low single digits. In light of the challenging consumer environment, we launched a new brand called Golden, as part of our affordability strategy. Golden is brewed using ingredients with strong cultural relevance to strengthen our ties to local farming and is off to a very strong start.

In Ecuador, our volumes declined by low single digits. While our global brands continued to perform well with double-digit volume growth, a softer consumer environment impacted the beer category throughout the year. In response, we are enhancing our core offerings across a variety of price points to ensure consumers have accessible options within the beer category.

South America

In the year ended 31 December 2019, our volumes in South America increased by 4.0 million hectoliters, or 3.0%, compared to the year ended 31 December 2018, with our beer volumes increasing 1.5% and soft drinks increasing 7.0%.

Excluding volume changes attributable to the 2018 and 2019 acquisitions and disposals described above, our volumes increased by 2.8%.

In Brazil, our total volumes grew by 5.0%. Our beer volumes grew by 3.0% while our non-beer volumes grew by 11.2%. According to Nielsen, the beer industry grew by 2.4% and the non-beer industry grew by 2.7%. We continue to utilize a portfolio approach to win in the premium category as we can reach more consumers on more occasions through our complementary brand portfolio. In 2019, our premium portfolio grew by double-digits, led by our global brands and local premium offerings, such as Original and our craft brands. Our global brand portfolio grew by double-digits off a meaningful base, with strong performances from all three brands. Beck’s, our premium German pure malt brand, was also recently added to our portfolio. It is off to a very strong start in the regions where it has been launched. In the core plus segment, Bohemia is accelerating its momentum, delivering four consecutive quarters of triple-digit growth. Our Skol Puro Malte innovation, which was rolled out nationally in the second quarter of 2019, continues to grow at rapid pace, enabling the Skol family volumes to stabilize in the full year. Our smart affordability strategy continues to gain traction, with our regional brands Nossa, Magnífica and Legítima performing very well. Each has delivered meaningfull share gains in the states in which it was launched, and Magnifica is now the leading brand in the value segment in the state of Maranhão. These brands, offered at an accessible price point and brewed with local crops, deliver incremental volume and profitability by increasing our presence in relevant states.

In Argentina, volumes declined by mid-single digits in 2019, as we faced consumption contraction resulting from ongoing challenging macroeconomic conditions. Our premium brands performed well and gained share within the segment, led by our global brands and our local premium brand, Patagonia. Our local champion in the core plus segment, Andes Origen, grew by double-digits. Our smart affordability initiatives continue to gain traction, led by packaging innovations such as the 340ml returnable glass bottle.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the year ended 31 December 2019 decreased by 1.2 million hectoliters, or 1.4%, compared to the year ended 31 December 2018.

Excluding volume changes attributable to the 2018 and 2019 acquisitions and disposals described above, our beer volumes for the year ended 31 December 2019 increased by 3.4% compared to the year ended 31 December 2018.

Our business in South Africa delivered a mid-single digit volume growth. We continue to focus on growing the beer category and estimate we gained more than 200 bps of share of total alcohol. The premium segment, where we under-index, continues to grow faster than the total industry. We achieved our estimated highest ever market share in this segment in 2019 as our premium brands continue to outperform, led by Corona. Our flavored malt beverages also performed very well this year, growing by double-digits, led by Brutal Fruit and Flying Fish. We have enhanced our smart affordability strategy in South Africa to ensure our portfolio includes accessible offerings for more consumers in light of the challenging macroeconomic environment.

In Europe, our volumes grew in 2019, and we estimate we gained market share on a full year basis in all of our markets, with particularly strong gains in France and the Netherlands after successful Budweiser launches. Budweiser is now our fastest growing brand in Europe. The UK continues to deliver volume-led revenue growth fueled by the continued growth of our global brands, particularly the double-digit growth of Corona.

In Africa excluding South Africa, volumes were lower in Tanzania and Mozambique in 2019. In Zambia and Uganda, we delivered strong volume growth. In Nigeria, we grew volumes by double-digits in 2019 as we continued to gain market share.

Asia Pacific

For the year ended 31 December 2019, our volumes decreased by 2.9 million hectoliters, or 3.1%, compared to the year ended 31 December 2018.

Excluding volume changes attributable to the 2018 and 2019 acquisitions and disposals described above, our beer volumes for the year ended 31 December 2019 decreased by 2.9% compared to the year ended 31 December 2018.

In China, our volume declined by 3.0% in 2019. During 2019, we estimate we gained market share in every channel. However, our overall market share declined by approximately 50 bps, resulting from channel mix shift given our position in the nightlife channel. Our super premium brands continued to grow by strong double-digits in 2019, led by Corona, Blue Girl and Hoegaarden. We estimate that Corona is the number one brand in the super premium segment. Blue Girl, which joined our portfolio in May 2019, is one of the fastest growing super premium brands with a meaningful base. Hoegaarden grew volumes significantly in 2019, as the leading and fastest growing wheat beer in China. We also continue to lead the beer category in the e-commerce channel, which grew by strong double-digits in 2019. During the Double-11 e-commerce campaign in November 2019, the largest e-commerce sales event in China, Budweiser was the number one brand and Corona, Hoegaarden and Harbin were also among the top five beer brands by retail sales value on both the Tmall and JD platforms. Budweiser declined by mid-single digits in 2019, driven by the softness in the nightlife channel in the second half of the year, as Budweiser is well-established as the leading brand of the nightlife occasion. Nevertheless, Budweiser remains the number one brand in the premium segment and we have made additional commercial investments to accelerate the brand’s expansion into other channels.

Our business in South Korea had a challenging year with declines in volume. This performance was primarily the result of an overall industry decline in light of weaker consumer sentiment. In late October 2019, we rolled back our price increase previously implemented in April 2019 to revitalize the beer industry during the economic downturn. Our premium portfolio continued to grow throughout the year, led by Stella Artois and Budweiser.

Global Export and Holding Companies

For the year ended 31 December 2019, Global Export and Holding Companies volumes decreased by 0.4 million hectoliters. The change in volume performance mainly resulted from the reallocation of export volumes to South America.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.” In accordance with IFRS rules, we are required to apply hyperinflation accounting in Argentina as of 1 January 2018. See “—A. Key Factors Affecting Results of Operations—Foreign Currency” for more information.

The following table reflects changes in revenue across our business segments for the year ended 31 December 2019, as compared to our revenue for the year ended 31 December 2018.

	Year ended 31 December 2019	Year ended 31 December 2018(2)(3)	Change
	(USD millions)		(%)(1)
North America	15,488	15,504	(0.1)
Middle Americas	11,912	11,614	2.6
South America	9,790	10,238	(4.4)
EMEA	7,911	8,368	(5.5)
Asia Pacific	6,544	6,735	(2.8)
Global Export and Holding Companies	685	582	17.7

Total	52,329	53,041	(1.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2019 and 2018 have been restated to reflect this allocation.

(3)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and accounted for as discontinued operations and are not included in the figures reported above. The figures for the year ended 31 December 2018 has been restated to reflect this change.

Our consolidated revenue was USD 52,329 million for the year ended 31 December 2019. This represented a decrease of USD 0.7 million, or 1.3%, as compared to our consolidated revenue for the year ended 31 December 2018. The results for the year ended 31 December 2019 reflect (i) the performance of our business after the 2018 and 2019 acquisitions and disposals, (ii) currency translation effects and (iii) changes in presentation of commercial investments (primarily related to the IFRS 15 adjustments).

•

The 2018 and 2019 acquisitions and disposals and changes in presentation of commercial investments negatively impacted our consolidated revenue by USD 316 million (net) for the year ended 31 December 2019 compared to the year ended 31 December 2018.

•

Our consolidated revenue for the year ended 31 December 2019 also reflects an unfavorable currency translation impact of USD 2,664 million mainly arising from currency translation effects in South America.

Excluding the effects of the 2018 and 2019 acquisitions and disposals and changes in presentation of commercial investments described above and currency translation effects, our revenue increased 4.3% and increased by 3.1% on a per hectoliter basis, in the year ended 31 December 2019 compared to the year ended 31 December 2018. Our consolidated revenue for the year ended 31 December 2019 was partly impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the year ended 31 December 2019 increased compared to the year ended 31 December 2018, driven by global premiumization and revenue management initiatives, although revenue per hectoliter growth decelerated as a result of advances in our smart affordability strategy. This increase was most significant in South America, where revenue per hectoliter increased by mid-single digit, primarily driven by our ongoing premiumization and a price increase in our beer business, partially offset by geographic mix and the increased relevance of our smart affordability strategy, as well as the impact by category mix from the rapid growth of our non-beer business, which has a lower average revenue per hectoliter than our beer business, and double-digit revenue per hectoliter growth in Argentina in line with inflation. In Asia Pacific, our revenue per hectoliter increased by more than 5% as a result of ongoing premiumization.

Combined revenues of our three global brands grew by 5.2% in 2019, with global revenues for Budweiser growing by 0.2%, for Stella Artois by 6.8% and for Corona by 13.3%.

Cost of Sales

The following table reflects changes in the cost of sales across our business segments for the year ended 31 December 2019 as compared to the year ended 31 December 2018:

	Year ended 31 December 2019	Year ended 31 December 2018(2)	Change
	(USD millions)		(%)(1)
North America	(5,789)	(5,765)	(0.4)
Middle Americas	(3,549)	(3,336)	(6.4)
South America	(4,009)	(3,842)	(4.3)
EMEA	(3,506)	(3,473)	(1.0)
Asia Pacific	(2,919)	(3,098)	5.8
Global Export and Holding Companies	(590)	(418)	(41.1)
Total	(20,362)	(19,933)	(2.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

The financial information for 2018 has been restated to reflect the changes in segment reporting, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

Our consolidated cost of sales was USD 20,362 million for the year ended 31 December 2019. This represented an increase of USD 430 million, or 2.2%, as compared to our consolidated cost of sales for the year ended 31 December 2018. The results for the year ended 31 December 2019 reflect (i) the performance of our business after certain acquisitions and disposals we undertook in 2018 and 2019 and (ii) currency translation effects.

•	The 2018 and 2019 acquisitions and disposals positively impacted our consolidated cost of sales by USD 14 million for the year ended 31 December 2019 compared to the year ended 31 December 2018.

•

Our consolidated cost of sales for the year ended 31 December 2019 also reflects a positive currency translation impact of USD 1,030 million mainly arising from currency translation effects in South America.

Excluding the effects of the 2018 and 2019 acquisitions and disposals described above and currency translation effects, our consolidated cost of sales increased by 7.4%, primarily driven by significant commodity and transactional currency headwinds. Our consolidated cost of sales for the year ended 31 December 2019 was partly impacted by the developments in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 5.9%. The increase was most significant in South America, in particular in Brazil and Argentina where cost of sales per hectoliter increased by double-digits, mainly driven by commodity prices and the devaluation of transactional currency, and the increased weight of one-way bottles and aluminum cans in our package mix as we aim to meet consumer needs across increasingly diversified and more premium occasions.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2019 as compared to the year ended 31 December 2018. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2019 were USD 15,546 million, representing a decrease of USD 456 million, or 2.8% compared to our operating expenses for 2018.

	Year ended 31 December 2019	Year ended 31 December 2018(2)	Change
	(USD millions)		(%)(1)
Distribution Expenses	(5,525)	(5,612)	1.6
Sales and Marketing Expenses	(7,348)	(7,774)	5.5
Administrative Expenses	(3,548)	(3,421)	(3.7)
Other Operating Income/(Expenses)	875	805	8.7

Total Operating Expenses	(15,546)	(16,002)	2.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the year ended 31 December 2019 as compared to the year ended 31 December 2018:

	Year ended 31 December 2019	Year ended 31 December 2018(2)	Change
	(USD millions)		(%)(1)
North America	(4,372)	(4,413)	0.9
Middle Americas	(3,049)	(3,176)	4.0
South America	(2,791)	(2,976)	6.2
EMEA	(2,862)	(2,878)	0.6
Asia Pacific	(2,216)	(2,347)	5.6
Global Export and Holding Companies	(1,131)	(1,016)	(11.3)

Total	(16,421)	(16,807)	2.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

The financial information for 2018 has been restated to reflect the changes in segment reporting, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

Our consolidated selling, general and administrative expenses were USD 16,421 million for the year ended 31 December 2019. This represented a decrease of USD 386 million, or 2.3%, as compared to the year ended 31 December 2018. The results for the year ended 31 December 2019 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, (ii) currency translation effects and (iii) changes in presentation of commercial investments (primarily related to IFRS 15 adjustments).

•

The 2018 and 2019 acquisitions and disposals described above and changes in presentation of commercial investments positively impacted our consolidated selling, general and administrative expenses by USD 157 million for the year ended 31 December 2019 compared to the year ended 31 December 2018.

•	Our consolidated selling, general and administrative expenses for the year ended 31 December 2019 also reflect a positive currency translation impact of USD 829 million.

Excluding the effects of the business acquisitions and disposals and changes in presentation of commercial investments described above and currency translation effects, our consolidated selling, general and administrative expenses in the year ended 31 December 2019 decreased by 3.6% compared to the year ended 31 December 2018 in line with our revenue growth but slightly below inflation.

Other Operating Income/(Expenses)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2019 as compared to the year ended 31 December 2018:

	Year ended 31 December 2019	Year ended 31 December 2018(2)	Change
	(USD millions)		(%)(1)
North America	26	40	(35.0)
Middle Americas	121	88	37.5
South America	201	267	(24.7)
EMEA	264	232	13.8
Asia Pacific	230	154	49.4
Global Export and Holding Companies	35	25	40.0

Total	875	805	8.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

The financial information for 2018 has been restated to reflect the changes in segment reporting, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

The net positive effect of our other operating income and expenses for the year ended 31 December 2019 was USD 875 million. This represented an increase of USD 70 million, or 8.7%, compared to the year ended 31 December 2018. The results for the year ended 31 December 2019 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019 and (ii) currency translation effects.

•

The 2018 and 2019 acquisitions and disposals described above positively impacted our net consolidated other operating income and expenses by USD 8 million for the year ended 31 December 2019 compared to the year ended 31 December 2018.

•	Our net consolidated other operating income and expenses for the year ended 31 December 2019 also reflect a negative currency translation impact of USD 37 million.

Excluding the effects of the business acquisitions and disposals and currency translation effects described above, our net consolidated other operating income and expenses would have increased by 12.2% for the year ended 31 December 2019 as compared to the year ended 31 December 2018, driven by the higher gains on disposal of property, plant and equipment and intangible assets.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and, accordingly, our management has excluded these items from their segment measure of performance.

For the year ended 31 December 2019, exceptional items included in profit from operations consisted of restructuring charges, acquisition costs of business combinations, business and asset disposal, Brazil State Tax Regularization Program (as discussed below) and cost related to the public offering of minority stake in Budweiser APAC. Exceptional items were as follows for the years ended 31 December 2019 and 2018:

	Year ended 31 December 2019	Year ended 31 December 2018
	(USD millions)
Restructuring	(170)	(363)
Acquisition costs of business combination	(23)	(73)
Business and asset disposal	(50)	(26)
Brazil State tax regularization program	(74)	—
Cost related to public offering of minority stake in Budweiser APAC	(6)	—
Provision for EU investigation	—	(230)

Total	(323)	(692)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 170 million for the year ended 31 December 2019 as compared to a net cost of USD 363 million for the year ended 31 December 2018. These charges primarily relate to organizational alignments. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition Costs of Business Combinations

Acquisition costs of USD 23 million for the year ended 31 December 2019 as compared to a net cost of USD 73 million for the year ended 31 December 2018. These charges primarily relate to cost incurred to facilitate the combination with SAB.

Business and Asset Disposal

Business and asset disposals amounted to a net cost of USD 50 million for the year ended 31 December 2019, mainly comprising of costs incurred in relation to the announced divestiture of the Australia business. Business and asset disposals amounted to a net cost of USD 26 million in 2018, mainly related to the costs incurred related to the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and the related transaction costs. See also note 6 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 included in this Form 20-F.

Brazil State Tax Regularization Program

In 2019, Ambev made a payment of USD 74 million to the State of Mato Grosso in relation to the Special Value-added Tax (ICMS) Amnesty Program in Brazil in accordance with the Brazilian State Tax Regularization Program.

Cost related to public offering of minority stake in Budweiser APAC

In 2019, we incurred USD 117 million of fees in relation to the initial public offering of a minority stake of Budweiser APAC, our Asia Pacific subsidiary, of which USD 6 million were reported in the income statement and USD 111 million were capitalized in equity. In addition, we have reported USD 58 million of stamp duties in equity that are directly attributable to the public offering of Budweiser APAC.

Provision for EU investigation

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by us in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, we recognized a provision of USD 230 million during the year ended 31 December 2018 and settled it during the year ended 31 December 2019. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Antitrust Matters— European Commission Antitrust Investigation” for more information.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2019 as compared to the year ended 31 December 2018:

	Year ended 31 December 2019	Year ended 31 December 2018(2)	Change
	(USD millions)		(%)(1)
North America	5,341	5,355	(0.3)
Middle Americas	5,384	5,038	6.9
South America	3,094	3,689	(16.1)
EMEA	1,746	1,878	(7.0)
Asia Pacific	1,598	1,401	14.1
Global Export and Holding Companies	(1,064)	(946)	(12.5)

Total	16,098	16,414	(1.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

The financial information for 2018 has been restated to reflect the changes in segment reporting, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

Our profit from operations amounted to USD 16,098 million for the year ended 31 December 2019. This represented a decrease of USD 316 million, or 1.9%, as compared to our profit from operations for the year ended 31 December 2018. The results for the year ended 31 December 2019 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2018 and 2019, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•

The 2018 and 2019 acquisitions and disposals described above negatively impacted our consolidated profit from operations by USD 137 million for the year ended 31 December 2019 compared to the year ended 31 December 2018.

•	Our consolidated profit from operations for the year ended 31 December 2019 also reflects a negative currency translation impact of USD 820 million.

•

Our profit from operations for the year ended 31 December 2019 was negatively impacted by USD 323 million of certain exceptional items, as compared to a negative impact of USD 692 million for the year ended 31 December 2018. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2019 and 2018.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our profit from operations increased by 3.9%. This increase was most significant in Asia Pacific and Middle Americas, due to revenue growth.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2019 as compared to the year ended 31 December 2018:

	Year ended 31 December 2019	Year ended 31 December 2018(2)	Change
	(USD millions)		(%)(1)
Profit of the year	10,414	5,688	83.1
Profit from discontinued operations	(424)	(531)	(20.2)
Net finance cost	3,473	8,826	60.7
Income tax expense	2,786	2,585	(7.8)
Share of result of associates and joint ventures	(152)	(153)	(0.7)
Profit from operations	16,098	16,414	(1.9)
Depreciation, amortization and impairment	4,657	4,624	(0.7)

EBITDA, as defined	20,755	21,038	(1.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

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

Our EBITDA, as defined, amounted to USD 20,755 million for the year ended 31 December 2019. This represented a decrease of USD 283 million, or 1.3%, as compared to our EBITDA, as defined, for the year ended 31 December 2018. The results for the year ended 31 December 2019 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2018 and 2019 discussed above and (ii) currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 332 million (before impairment losses) of certain exceptional items in the year ended 31 December 2019, as compared to a negative impact of USD 692 million (before impairment losses) during the year ended 31 December 2018. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2019 and 2018.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2019 and 2018:

	Year ended 31 December 2019	Year ended 31 December 2018)	Change
	(USD millions)		(%)(1)
Net interest expense	(3,739)	(3,785)	1.2
Net interest on net defined benefit liabilities	(95)	(94)	(1.1)
Accretion expense	(650)	(511)	(27.2)
Mark-to-market (hedging of our share-based payment programs)	898	(1,774)	—
Other financial results	(769)	(680)	(13.1)
Net finance cost before exceptional finance results	(4,355)	(6,844)	36.4
Mark-to-market (Grupo Modelo deferred share instrument)	445	(873)	—
Other mark-to-market	433	(849)	—
Other	4	(260)	—
Exceptional net finance income/(cost)	882	(1,982)	—
Net finance income/(cost)	(3,473)	(8,826)	60.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

Our net finance cost for the year ended 31 December 2019 was USD 3,473 million, as compared to USD 8,826 million for the year ended 31 December 2018, representing a cost decrease of USD 5,353 million.

The decrease in net finance costs before exceptional financial items is driven primarily by a positive mark-to-market adjustment of USD 898 million in 2019, linked to the hedging of our share-based payment program, compared to a negative mark-to-market adjustment of USD 1,774 million for the period ended 31 December 2018.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices are as follows:

	Year ended 31 December 2019	Year ended 31 December 2018
Share price at the start of the period (in euro)	57.70	93.13
Share price at the end of the period (in euro)	72.71	57.70
Number of derivative equity instruments at the end of the period (in millions)	54.0	46.9

Exceptional net finance costs of USD 882 million include a positive mark-to-market adjustment of USD 878 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a total negative mark-to-market adjustment of USD 1,722 million for the period ended 31 December 2018. The number of shares covered by the hedging of the deferred share instrument and the Restricted Shares, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2019	Year ended 31 December 2018
Share price at the start of the period (in euro)	57.70	93.13
Share price at the end of the period (in euro)	72.71	57.70
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance were further impacted by results from gains made on the early termination of certain bonds, income related to the reduction of deferred considerations on acquisitions and foreign exchange translation gains on intragroup loans that were historically reported in equity and were recycled to profit and loss account upon the reimbursement of these loans. This impact was partially offset by an exceptional finance cost in relation to the write-off on our investment in Delta Corporation Ltd following the entry of Zimbabwe into a hyperinflation economy and interest paid to the State of Mato Grosso in relation to the Special Value-added Tax (ICMS) Amnesty Program in Brazil in accordance with the Brazilian State Tax Regularization.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the year ended 31 December 2019 was USD 152 million as compared to USD 153 million for the year ended 31 December 2018.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2019 amounted to USD 2,786 million, with an effective tax rate of 22.1%, as compared to an income tax expense of USD 2,585 million and an effective tax rate of 34.1% for the year ended 31 December 2018.

The 2019 effective tax rate was positively impacted by non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The 2018 effective tax rate was negatively impacted by non-deductible losses from these derivatives.

We benefit from tax-exempted income and tax credits which are expected to continue in the future. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,243 million for the year ended 31 December 2019, a decrease of USD 75 million from USD 1,318 million for the year ended 31 December 2018.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2019 was USD 9,171 million compared to USD 4,370 million for the year ended 31 December 2018, with basic earnings per share of USD 4.62, based on 1,984 million shares outstanding, representing the weighted average number of ordinary and Restricted Shares outstanding during the year ended 31 December 2019. For the definition of the weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.”

Excluding the after-tax impact of exceptional items discussed above and the impact of discontinued operations, profit attributable to our equity holders for the year ended 31 December 2019 would have been USD 8,086 million, and basic earnings per share would have been USD 4.08.

Underlying EPS for the year ended 31 December 2019 was USD 3.63 compared to USD 4.10 in the same period last year. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above, the impact of discontinued operations, the mark-to-market of the hedging of our share-based payment programs and the impacts of hyperinflation.

The increase in profit attributable to our equity holders in the year ended 31 December 2019 was primarily due to a positive mark-to-market adjustment linked to the hedging of our share-based payment programs and gains on the hedging of the shares issued in transactions related to the combination with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment linked to these hedges for the year ended 31 December 2018.

	Year ended 31 December 2019	Year ended 31 December 2018
	(USD per share)
Profit from operations excluding exceptional items and hyperinflation impacts	8.34	8.78
Hyperinflation impacts	(0.06)	(0.11)

Profit from operations excluding exceptional items	8.28	8.66
Mark-to-market (hedging of our share-based payment programs)	0.45	(0.90)
Net finance cost (excluding mark-to-market related to the hedging of our share-based payment programs)	(2.65)	(2.57)
Income tax expense	(1.40)	(1.43)
Associates & non-controlling interest	(0.60)	(0.61)

Earnings per share excluding exceptional items and discontinued operations	4.08	3.16
Mark-to-market (hedging of our share-based payment programs)	(0.45)	0.90
Hyperinflation impacts in earnings per share	—	0.04

Underlying EPS	3.63	4.10
Earnings per share excluding exceptional items and discontinued operations	4.08	3.16
Exceptional items, before taxes	(0.16)	(0.35)
Exceptional net finance cost, before taxes	0.44	(1.00)
Exceptional taxes	—	0.12
Exceptional items attributable to non-controlling interest	0.05	0.02
Profit from discontinued operations	0.21	0.27

Basic earnings per share	4.62	2.21

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

Adoption of hyperinflation accounting in Argentina

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018. Consequently, we have applied hyperinflation accounting for our Argentinean subsidiaries with effect as of 1 January 2018.

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

In the twelve-month period ended 31 December 2019, we reported USD 73 million negative impact of hyperinflation accounting on our consolidated revenue and USD 43 million negative impact on our EBITDA, as defined, before exceptional items. The hyperinflation accounting in the twelve-month period ended 31 December 2019 results from the combined effect of the indexation to reflect changes in purchasing power on the results for the twelve-month period ended 31 December 2019 and the translation of those results at the closing rate of the period, rather than the average year-to-date rate applied to the results of the full year 2019.

In the twelve-month period ended 31 December 2018, we reported USD 310 million negative impact of hyperinflation accounting on our consolidated revenue and USD 164 million negative impact on our EBITDA, as defined, before exceptional items. The hyperinflation accounting adjustment in the twelve-month period ended 31 December 2018 results from the combined effect of the indexation to reflect changes in purchasing power on the results for the twelve-month period ended 31 December 2018 and the translation of those results at the closing rate of the period, rather than the average year-to-date rate applied both to the results previously disclosed and the results of the full year 2018.

The hyperinflation accounting adjustments on our consolidated revenue are as follows:

	Year ended 31 December 2019	Year ended 31 December 2018
	(USD million)
Indexation	211	258
Closing rate	(284)	(568)

Total	(73)	(310)

The hyperinflation accounting adjustments on our EBITDA, as defined, before exceptional items, are as follows:

	Year ended 31 December 2019	Year ended 31 December 2018
	(USD million)
Indexation	89	108
Closing rate	(131)	(272)

Total	(43)	(164)

Non-monetary assets and liabilities stated at historical cost (e.g. property, plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line. See also note 11 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 included in this Form 20-F.

Our income statement is also adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year-to-date average rate for non-hyperinflationary economies), thereby restating the year-to- date income statement account both for inflation index and currency conversion.

In the year ended 31 December 2019, the hyperinflation accounting in accordance with IFRS rules resulted in a positive USD 86 million monetary adjustment reported in the finance line compared to a positive USD 46 million monetary adjustment for the year ended 31 December 2018, and a negative impact on the Profit attributable to our equity holders of USD 11 million compared to a negative impact of USD 77 million for the year ended 31 December 2018.

Year Ended 31 December 2018 Compared to the Year Ended 31 December 2017

The table below presents our condensed consolidated results of operations for the years ended 31 December 2018 and 2017.

	Year ended 31 December 2018(3)	Year ended 31 December 2017(3)	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	559,819	605,363	(7.5)
Revenue	53,041	54,859	(3.3)
Cost of sales	(19,933)	(20,975)	5.0
Gross profit	33,108	33,883	(2.3)
Selling, General and Administrative expenses	(16,807)	(17,760)	5.4
Other operating income/(expenses)	805	946	(14.9)
Exceptional items	(692)	(609)	(13.6)
Profit from operations	16,414	16,460	(0.3)
EBITDA, as defined(2)	21,038	21,085	(0.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.
(3)

Our condensed consolidated results of operations for 2018 and 2017 have been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

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

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2018(2)(3)	Year ended 31 December 2017(2)(3)	Change
	(thousand hectoliters)		(%)(1)
North America	110,726	113,496	(2.4)
Middle Americas	128,803	123,639	4.2
South America	135,618	140,422	(3.4)
EMEA	87,135	131,692	(33.8)
Asia Pacific	96,116	93,833	2.4
Global Export and Holding Companies	1,422	2,281	(37.7)

Total	559,819	605,363	(7.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2018 and 2017 have been restated to reflect this allocation.

(3)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and accounted for as discontinued operations. The figures for the years ended 31 December 2018 and 2017 have been restated to reflect this change. The Australian discontinued operations are not included in the figures reported above.

Our consolidated volumes were 559.8 million hectoliters for the year ended 31 December 2018. This represented a decrease of 45.5 million hectoliters, or 7.5%, as compared to our consolidated volumes for the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018.

•

On 30 March 2018, we completed the 50:50 merger of our and Anadolu Efes’ existing Russia and Ukraine businesses. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method as of that date. Additionally, on 2 May 2018, we recovered the Budweiser distribution rights in Argentina from CCU. The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands and other commitments to CCU Argentina. The other 2018 acquisitions and disposals mainly included the acquisition of certain craft breweries in Europe, Australia and South Korea and the sale of the carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company (collectively, the “2018 acquisitions and disposals”).

•

The 2017 acquisitions and disposals mainly include the completion of the transition of CCBA in South Africa and the acquisition of certain craft breweries in the United States, China, Australia and Europe (collectively, the “2017 acquisitions and disposals” and, together with the 2018 acquisitions and disposals, the “2017 and 2018 acquisitions and disposals”). The 2017 and 2018 acquisitions and disposals negatively impacted our consolidated volumes by 47.2 million hectoliters for the year ended 31 December 2018 compared to the year ended 31 December 2017.

For further details of these acquisitions and disposals, see “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited restated consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 included in this Form 20-F.

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

On the same basis, Budweiser and Bud Light are performing better than prior year trends within their segments, based on our estimates. However, the core and core light segments remain under pressure, as consumers trade up to higher price tiers, contributing to Budweiser and Bud Light losing 35 bps and 80 bps of estimated total market share, respectively. Our Super Bowl advertising was in line with our strategy to strengthen the beer category. We drove stronger consumer awareness of our premium brands and innovations including Stella Artois, Bon & Viv Spiked Seltzer, Michelob Ultra and Michelob Ultra Pure Gold. Budweiser led the conversation on sustainability and renewable energy, and Bud Light highlighted the brand’s commitment to quality and transparency for consumers, following our announcement in January 2018 that it would be the first brand in the United States to add a comprehensive on-pack serving facts and ingredient label.

On the same basis, in Canada, our volumes decreased by low single digits in the year ended 31 December 2018 compared to the year ended 31 December 2017, driven primarily by a weaker beer industry and our share performance within the value segment, partially offset by the continued success of our trade-up strategy. Our high end company (a business unit made up of a portfolio of global, specialty and craft brands across 22 countries) is growing ahead of the industry, as Corona and Stella Artois continue to gain share, based on our estimates, and our local craft brands grew by double digits. Our focus core and core plus brands also continue to deliver solid results, with Michelob Ultra finishing 2018 as the fastest-growing brand in Canada, and with Bud Light growing estimated share for the 23rd consecutive year.

Middle Americas

In the year ended 31 December 2018, our volumes in Middle Americas increased by 5.2 million hectoliters, or 4.2%, compared to the year ended 31 December 2017.

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

On the same basis, our business in Colombia saw volume growth of 3.2%, led by beer growth of 3.6% and our non-beer volumes improved by 0.2% in the year ended 31 December 2018 compared to the year ended 31 December 2017. The beer category continues to expand, as we gained an estimated 150 bps of share of total alcohol in the year ended 31 December 2018. We continue to drive premiumization within the category, supported by our global brand portfolio which grew by more than 75% in 2018, led by a strong performance from Budweiser. Our local brand portfolio also performed well, led by Aguila’s country-wide expansion focused on promoting its national identity.

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

South America

In the year ended 31 December 2018, our volumes in South America decreased by 4.8 million hectoliters, or 3.4%, compared to the year ended 31 December 2017, with our beer volumes decreasing 2.1% and soft drinks decreasing 7.2%.

Excluding volume changes attributable to the 2017 and 2018 acquisitions and disposals described above, our volumes decreased by 3.6%.

On the same basis, our Brazil business saw total volumes decreasing by 4.4% in the year ended 31 December 2018 compared to the year ended 31 December 2017, with beer volumes decreasing by 3.1% and non-beer volumes decreasing by 8.7%.

On the same basis, we estimate we lost 40 bps of market share in the year ended 31 December 2018 after gaining approximately 60 bps market share in the year ended 31 December 2017. During the last quarter of 2018, we estimate that we outperformed the beer industry although our beer volumes decreased by low single digits as compared to the same period in the prior year.

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

On the same basis, in Argentina, volumes declined by low single digits in the year ended 31 December 2018 compared to the year ended 31 December 2017, due largely to the consumption contraction resulting from challenging macroeconomic conditions. Despite the tough operating environment, we saw some encouraging trends in the industry and our portfolio. The beer category continued to gain share of throat from other alcoholic beverages, gaining over 3 percentage points in the year ended 31 December 2018, based on our estimates. Our premium brands did well, gaining an estimated share in a growing segment of the industry, driven by Patagonia and Corona, and we continued to scale up Budweiser after reacquiring the rights to the brand in the first half of 2018. We also successfully repositioned our two largest brands in the country, Quilmes Clásica and Brahma, leading to an improved performance of our core portfolio.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the year ended 31 December 2018 decreased by 44.6 million hectoliters, or 33.8%, compared to the year ended 31 December 2017.

Excluding volume changes attributable to the 2017 and 2018 acquisitions and disposals described above, our beer volumes for the year ended 31 December 2018 increased by low single digits compared to the year ended 31 December 2017.

On the same basis, our beer volumes in South Africa declined by mid-single digits in the year ended 31 December 2018 compared to the year ended 31 December 2017. The macroeconomic and consumer environment in South Africa was challenging in 2018. The VAT increase as of 1 April 2018, numerous petrol price increases and rising unemployment levels continued to have a negative impact on consumer disposable income, which put disproportionate pressure on the core segment where our portfolio is over-indexed. Despite the challenging environment in the country, our premium portfolio grew by triple digits, and we estimate we gained 10 percentage points of market share in the high end segment, benefitting from the launch of the Budweiser 660ml pack and a very strong 2018 FIFA World Cup RussiaTM execution. During the last quarter of 2018, Castle Lite returned to growth following the resolution of the out of stock challenge, posting volumes increase of mid-single digits. In the core segment, which still accounts for the vast majority of our volumes and was held back by a challenging macroeconomic environment, our share remained broadly unchanged, and toward the end of 2018 we saw an improved performance in volume.

On the same basis, beer volumes in Africa, excluding South Africa, grew by low single digits, with significant volume growth in Zambia and Mozambique, where we achieved record high market share in the last quarter of 2018, based on our estimates. Our growth in Nigeria accelerated in the year ended 31 December 2018 following the introduction of our new brewery mid-year to meet demand, with double digit volume growth and continued market share gains, based on our estimates. Additionally, we saw early signs of success of our introduction into the premium segment, led by Budweiser. However, beer volumes remained flat in Tanzania and were down by mid-single digits in Uganda, as a result of capacity constraints and a challenging macroeconomic environment.

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

Asia Pacific

For the year ended 31 December 2018, our volumes increased by 2.3 million hectoliters, or 2.4%, compared to the year ended 31 December 2017.

Excluding volume changes attributable to the 2017 and 2018 acquisitions and disposals described above, our beer volumes for the year ended 31 December 2018 increased by 2.4% compared to the year ended 31 December 2017.

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

Global Export and Holding Companies

For the year ended 31 December 2018, Global Export and Holding Companies volumes decreased by 0.9 million hectoliters. The change in volume performance mainly resulted from the reallocation of export volumes to South America.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.” In accordance with IFRS rules, we are required to apply hyperinflation accounting in Argentina as of 1 January 2018. See “—A. Key Factors Affecting Results of Operations—Foreign Currency” for more information.

The following table reflects changes in revenue across our business segments for the year ended 31 December 2018, as compared to our revenue for the year ended 31 December 2017.

	Year ended 31 December 2018(2)(3)	Year ended 31 December 2017(2)(3)	Change
	(USD millions)		(%)(1)
North America	15,504	15,588	(0.5)
Middle Americas	11,614	10,780	7.7
South America	10,238	11,596	(11.7)
EMEA	8,368	10,344	(19.1)
Asia Pacific	6,735	6,094	10.5
Global Export and Holding Companies	582	457	27.4

Total	53,041	54,859	(3.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2018 and 2017 have been restated to reflect this allocation.

(3)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and accounted for as discontinued operations. The figures for the years ended 31 December 2018 and 2017 have been restated to reflect this change. The Australian discontinued operations are not included in the figures reported above.

Our consolidated revenue was USD 53,041 million for the year ended 31 December 2018. This represented a decrease of USD 1,818 million, or 3.3%, as compared to our consolidated revenue for the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect (i) the performance of our business after the 2017 and 2018 acquisitions and disposals, (ii) currency translation effects and (iii) the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2017 and 2018 acquisitions and disposals and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our consolidated revenue by USD 2,638 million (net) for the year ended 31 December 2018 compared to the year ended 31 December 2017.

•

Our consolidated revenue for the year ended 31 December 2018 also reflects an unfavorable currency translation impact of USD 1,823 million mainly arising from currency translation effects in Middle Americas and South America.

Excluding the effects of the 2017 and 2018 acquisitions and disposals described above, the adoption of hyperinflation accounting in our Argentinean operations and currency translation effects, our revenue increased 5.1% and increased by 4.7% on a per hectoliter basis, in the year ended 31 December 2018 compared to the year ended 31 December 2017, driven by our revenue management initiatives and brand mix, as we continue to implement our premiumization strategies around the world. Our consolidated revenue for the year ended 31 December 2018 was partly impacted by the developments in volumes discussed above.

On the same basis, the main business segments contributing to growth in our consolidated revenues were: (i) Middle Americas, driven by the good performance of our brand portfolio, (ii) South America, as a result of high inflation and (iii) Asia Pacific, driven by continued premiumization.

Combined revenues of our three global brands grew by 8.9% in 2018, with global revenues for Budweiser growing by 5.0%, for Stella Artois by 4.7% and for Corona by 18.3%.

Cost of Sales

The following table reflects changes in the cost of sales across our business segments for the year ended 31 December 2018 as compared to the year ended 31 December 2017:

	Year ended 31 December 2018(2)	Year ended 31 December 2017(2)	Change
	(USD millions)		(%)(1)
North America	(5,765)	(5,757)	(0.1)
Middle Americas	(3,336)	(3,154)	(5.8)
South America	(3,842)	(4,346)	11.6
EMEA	(3,473)	(4,603)	24.5
Asia Pacific	(3,098)	(2,788)	(11.1)
Global Export and Holding Companies	(418)	(327)	(27.8)

Total	(19,933)	(20,975)	5.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

The financial information for 2018 and 2017 has been restated to reflect the changes in segment reporting, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

Our consolidated cost of sales was USD 19,933 million for the year ended 31 December 2018. This represented a decrease of USD 1,042 million, or 5%, as compared to our consolidated cost of sales for the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect (i) the performance of our business after certain acquisitions and disposals we undertook in 2017 and 2018, (ii) currency translation effects and (iii) the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2017 and 2018 acquisitions and disposals and the adoption of hyperinflation accounting in our Argentinean operations positively impacted our consolidated cost of sales by USD 1,395 million for the year ended 31 December 2018 compared to the year ended 31 December 2017.

•

Our consolidated cost of sales for the year ended 31 December 2018 also reflects a positive currency translation impact of USD 615 million mainly arising from currency translation effects in Middle Americas.

Excluding the effects of the 2017 and 2018 acquisitions and disposals described above, the adoption of hyperinflation accounting in our Argentinean operations and currency translation effects, our consolidated cost of sales increased by 5.0%, primarily driven by an increase in commodity prices, partially offset by synergy delivery. Our consolidated cost of sales for the year ended 31 December 2018 was partly impacted by the developments in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 4.6% on a global basis. This increase was most significant in South America, where cost of sales per hectoliter increased by more than 10% mainly due to higher inflation in Argentina in 2018 and higher commodities prices, especially aluminum.

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

Our operating expenses for the year ended 31 December 2018 were USD 16,002 million, representing a decrease of USD 812 million, or 4.8% compared to our operating expenses for 2017.

	Year ended 31 December 2018(2)	Year ended 31 December 2017(2)	Change
	(USD millions)		(%)(1)
Distribution Expenses	(5,612)	(5,716)	1.8
Sales and Marketing Expenses	(7,774)	(8,265)	5.9
Administrative Expenses	(3,421)	(3,779)	9.5
Other Operating Income/(Expenses)	805	946	(14.9)

Total Operating Expenses	(16,002)	(16,814)	4.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

The financial information for 2018 and 2017 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the year ended 31 December 2018 as compared to the year ended 31 December 2017:

	Year ended 31 December 2018(2)	Year ended 31 December 2017(2)	Change
	(USD millions)		(%)(1)
North America	(4,413)	(4,376)	(0.8)
Middle Americas	(3,176)	(3,232)	1.7
South America	(2,976)	(3,445)	13.6
EMEA	(2,878)	(3,452)	16.6
Asia Pacific	(2,347)	(2,284)	(2.8)
Global Export and Holding Companies	(1,016)	(971)	(4.6)

Total	(16,807)	(17,760)	5.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

The financial information for 2018 and 2017 has been restated to reflect the changes in segment reporting, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

Our consolidated selling, general and administrative expenses were USD 16,807 million for the year ended 31 December 2018. This represented a decrease of USD 953 million, or 5.4%, as compared to the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018, (ii) currency translation effects and (iii) the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2017 and 2018 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations positively impacted our consolidated selling, general and administrative expenses by USD 623 million for the year ended 31 December 2018 compared to the year ended 31 December 2017.

•	Our consolidated selling, general and administrative expenses for the year ended 31 December 2018 also reflect a positive currency translation impact of USD 448 million.

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

Other Operating Income/(Expenses)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2018 as compared to the year ended 31 December 2017:

	Year ended 31 December 2018(2)	Year ended 31 December 2017(2)	Change
	(USD millions)		(%)(1)
North America	40	33	21.2
Middle Americas	88	89	(1.1)
South America	267	373	(28.4)
EMEA	232	235	(1.3)
Asia Pacific	154	132	(16.7)
Global Export and Holding Companies	25	83	(69.9)

Total	805	946	(14.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

The financial information for 2018 and 2017 has been restated to reflect the changes in segment reporting, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

The net positive effect of our other operating income and expenses for the year ended 31 December 2018 was USD 805 million. This represented a decrease of USD 141 million, or 14.9%, compared to the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018, (iii) currency translation effects and (iii) the adoption of hyperinflation accounting in our Argentinean operations.

•

The 2017 and 2018 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our net consolidated other operating income and expenses by USD 84 million for the year ended 31 December 2018 compared to the year ended 31 December 2017.

•	Our net consolidated other operating income and expenses for the year ended 31 December 2018 also reflect a negative currency translation impact of USD 33 million.

Excluding the effects of the business acquisitions and disposals, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations described above, our net consolidated other operating income and expenses would have decreased by 2.6% for the year ended 31 December 2018 as compared to the year ended 31 December 2017, driven primarily by lower gains on disposals.

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

For the year ended 31 December 2018, exceptional items included in profit from operations consisted of restructuring charges, acquisition costs of business combinations and business and asset disposal. Exceptional items were as follows for the years ended 31 December 2018 and 2017:

	Year ended 31 December 2018	Year ended 31 December 2017
	(USD millions)
Restructuring	(363)	(447)
Acquisition costs of business combination	(73)	(123)
Business and asset disposal	(26)	(39)
Provision for EU investigation	(230)	—

Total	(692)	(609)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 363 million for the year ended 31 December 2018 as compared to a net cost of USD 447 million for the year ended 31 December 2017. These charges primarily relate to the SAB integration. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition Costs of Business Combinations

Acquisition costs of USD 73 million for the year ended 31 December 2018 as compared to a net cost of USD 123 million for the year ended 31 December 2017. These charges primarily relate to costs incurred to facilitate the combination with SAB and costs incurred to recover the Budweiser distribution rights in Argentina from CCU. See also note 15 to our audited restated consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 included in this Form 20-F.

Business and Asset Disposal

Business and asset disposals amounted to a net cost of USD 26 million for the year ended 31 December 2018 as compared to a net cost of USD 39 million for the year ended 31 December 2017. The 2018 charges are mainly attributable to the IFRS treatment of the 50:50 merger of AB InBev and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost. See also note 6 to our audited restated consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018 included in this Form 20-F.

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

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2018 as compared to the year ended 31 December 2017:

	Year ended 31 December 2018(2)	Year ended 31 December 2017(2)	Change
	(USD millions)		(%)(1)
North America	5,355	5,495	(2.5)
Middle Americas	5,038	4,325	16.5
South America	3,689	4,153	(11.2)
EMEA	1,878	2,381	(21.1)
Asia Pacific	1,401	1,110	26.2
Global Export and Holding Companies	(946)	(1,004)	5.8

Total	16,414	16,460	(0.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

The financial information for 2018 and 2017 has been restated to reflect the changes in segment reporting, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

Our profit from operations amounted to USD 16,414 million for the year ended 31 December 2018. This represented a decrease of USD 46 million, or 0.3%, as compared to our profit from operations for the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•

The 2017 and 2018 acquisitions and disposals described above and the adoption of hyperinflation accounting in our Argentinean operations negatively impacted our consolidated profit from operations by USD 480 million for the year ended 31 December 2018 compared to the year ended 31 December 2017.

•	Our consolidated profit from operations for the year ended 31 December 2018 also reflects a negative currency translation impact of USD 1,033 million.

•

Our profit from operations for the year ended 31 December 2018 was negatively impacted by USD 692 million of certain exceptional items, as compared to a negative impact of USD 609 million for the year ended 31 December 2017. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2018 and 2017.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the adoption of hyperinflation accounting in our Argentinean operations, our profit from operations increased by 9.1%.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2018 as compared to the year ended 31 December 2017:

	Year ended 31 December 2018(2)	Year ended 31 December 2017(2)	Change
	(USD millions)		(%)(1)
Profit of the year	5,688	9,166	(37.9)
Profit from discontinued operations	(531)	(560)	(5.2)
Net finance cost	8,826	6,626	(33.2)
Income tax expense	2,585	1,658	(55.9)
Share of result of associates and joint ventures	(153)	(430)	(64.4)
Profit from operations	16,414	16,460	(0.3)
Depreciation, amortization and impairment	4,624	4,625	—
EBITDA, as defined	21,038	21,085	(0.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

The financial information for 2018 and 2017 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

A performance measure such as EBITDA, as defined, is a non-IFRS measure. The financial measure most directly comparable to EBITDA, as defined, and presented in accordance with IFRS in our consolidated financial statements, is profit of the year. EBITDA, as defined, is a measure used by our management to evaluate our business performance and is defined as profit from operations before depreciation, amortization and impairment. EBITDA, as defined, is a key component of the measures that are provided to senior management on a monthly basis at the group level, the business segment level and lower levels. See “–Year Ended 31 December 2019 Compared to the Year Ended 31 December 2018–EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 21,038 million for the year ended 31 December 2018. This represented a decrease of USD 47 million, or 0.2%, as compared to our EBITDA, as defined, for the year ended 31 December 2017. The results for the year ended 31 December 2018 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2017 and 2018 discussed above, (ii) currency translation effects and (iii) the adoption of hyperinflation accounting in our Argentinean operations. Furthermore, our EBITDA, as defined, was negatively impacted by USD 692 million (before impairment losses) of certain exceptional items in the year ended 31 December 2018, as compared to a negative impact of USD 609 million (before impairment losses) during the year ended 31 December 2017. See “—Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2018 and 2017.

Net Finance Cost

Our net finance cost items were as follows for the years ended 31 December 2018 and 2017:

	Year ended 31 December 2018(2)	Year ended 31 December 2017(2)	Change
	(USD millions)		(%)(1)
Net interest expense	(3,785)	(4,003)	5.4
Net interest on net defined benefit liabilities	(94)	(102)	7.8
Accretion expense	(511)	(736)	30.6
Mark-to-market (hedging of our share-based payment programs)	(1,774)	(291)	—
Other financial results	(680)	(801)	15.1
Net finance cost before exceptional finance results	(6,844)	(5,933)	15.4

	Year ended 31 December 2018(2)	Year ended 31 December 2017(2)	Change
	(USD millions)		(%)(1)
Mark-to-market (Grupo Modelo deferred share instrument)	(873)	(146)	—
Other mark-to-market	(849)	(142)	—
Other	(260)	(404)	35.6
Exceptional net finance income/(cost)	(1,982)	(692)	—
Net finance income/(cost)	(8,826)	(6,626)	(33.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

The financial information for 2018 and 2017 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations. The Australian discontinued operations are not included in the figures reported above.

Our net finance cost for the year ended 31 December 2018 was USD 8,826 million, as compared to USD 6,626 million for the year ended 31 December 2017, representing a cost increase of USD 2,200 million.

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

Exceptional net finance costs of USD 1,982 million include a negative mark-to-market adjustment of USD 1,722 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a total negative mark-to-market adjustment of USD 288 million for the period ended 31 December 2017. The number of shares covered by the hedging of the deferred share instrument and the Restricted Shares, together with the opening and closing share prices, are shown below:

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

Income Tax Expense

Our total income tax expense for the year ended 31 December 2018 amounted to USD 2,585 million, with an effective tax rate of 34.1%, as compared to an income tax expense of USD 1,658 million and an effective tax rate of 16.9% for the year ended 31 December 2017.

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

In 2018, we finalized the remeasurement of current and deferred taxes resulting from the U.S. tax reform enacted on 22 December 2017, based on published regulation and guidance. Such remeasurement resulted in an adjustment of USD 0.1 billion recognized as an exceptional income tax gain for the year ended 31 December 2018. For additional information, see notes 12 and 18 to our audited restated consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

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

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,318 million for the year ended 31 December 2018, an increase of USD 142 million from USD 1,176 million for the year ended 31 December 2017.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2018 was USD 4,370 million compared to USD 7,990 million for the year ended 31 December 2017, with basic earnings per share of USD 2.21, based on 1,975 million shares outstanding, representing the weighted average number of ordinary and Restricted Shares outstanding during the year ended 31 December 2018. For the definition of the weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.”

Excluding the after-tax impact of exceptional items discussed above and the impact of discontinued operations, profit attributable to our equity holders for the year ended 31 December 2018 would have been USD 6,248 million, and basic earnings per share would have been USD 3.16.

Underlying EPS for the year ended 31 December 2018 was USD 4.10 compared to USD 3.90 in the same period last year. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above, the impact of discontinued operations, the mark-to-market of the hedging of our share-based payment programs and the impacts of hyperinflation.

The decrease in profit attributable to our equity holders in the year ended 31 December 2018 was primarily due to a higher negative mark-to-market adjustment linked to the hedging of our share-based payment programs and higher exceptional net finance cost in the year ended 31 December 2018 compared to the year ended 31 December 2017.

	Year ended 31 December 2018	Year ended 31 December 2017
	(USD per share)
Profit from operations excluding exceptional items and hyperinflation impacts	8.78	8.66
Hyperinflation impacts	(0.11)	—
Profit from operations excluding exceptional items	8.66	8.66
Mark-to-market (hedging of our share-based payment programs)	(0.90)	(0.15)
Net finance cost excluding mark-to-market related to the hedging of our share-based payment programs	(2.57)	(2.86)
Income tax expense	(1.43)	(1.25)
Associates & non-controlling interest	(0.61)	(0.65)
Earnings per share excluding exceptional items and discontinued operations	3.16	3.75
Mark-to-market (hedging of our share-based payment programs)	0.90	0.15
Hyperinflation impacts in earnings per share	0.04	—
Underlying EPS	4.10	3.90
Earnings per share excluding exceptional items and discontinued operations	3.16	3.75
Exceptional items, before taxes	(0.35)	(0.31)
Exceptional net finance cost, before taxes	(1.00)	(0.35)
Exceptional taxes	0.12	0.41
Exceptional items attributable to non-controlling interest	0.02	0.27
Profit from discontinued operations	0.27	0.28
Basic earnings per share	2.21	4.05

A performance measure such as Underlying EPS is a non-IFRS measure. The measure most directly comparable to Underlying EPS and presented in accordance with IFRS in our consolidated financial statements is basic earnings per share. See”–Year Ended 31 December 2019 Compared to the Year Ended 31 December 2018–Profit Attributable to Equity Holders” above for more information about our definition of Underlying EPS.

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

In the twelve-month period ended 31 December 2018, we are reporting USD 310 million negative impact of hyperinflation accounting on our consolidated revenue and USD 164 million negative impact on our EBITDA, as defined, before exceptional items. The hyperinflation accounting adjustment in the twelve-month period ended 31 December 2018 results from the combined effect of the indexation to reflect changes in purchasing power on the results for the twelve-month period ended 31 December 2018 and the translation of those results at the closing rate of the period, rather than the average year-to-date rate applied both to the results previously disclosed and the results of the full year 2018.

The hyperinflation accounting adjustments on our consolidated revenue are as follows:

Year ended 31 December 2018
(USD million)
Indexation	258
Closing rate	(568)

Total	(310)

The hyperinflation accounting adjustments on our EBITDA, as defined, before exceptional items, are as follows:

Year ended 31 December 2018
(USD million)
Indexation	108
Closing rate	(272)

Total	(164)

Non-monetary assets and liabilities stated at historical cost (e.g., property, plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line. See also note 11 to our audited restated consolidated financial statements as of 31 December 2018 and 2017, and for the three years ended 31 December 2018.

Our income statement is also adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year-to-date average rate for non-hyperinflationary economies), thereby restating the year-to-date income statement account both for inflation index and currency conversion.

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

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2019, 2018 and 2017:

	Year ended 31 December,
	2019	2018	2017
U.S. dollar	30.2%	29.7%	28.5%
Brazilian real	14.1%	14.0%	15.0%
Chinese yuan	9.1%	8.9%	7.7%
Mexican peso	9.0%	8.3%	7.3%
Euro	6.1%	6.2%	5.7%
Colombian peso	4.2%	4.4%	3.9%
South African rand	4.1%	4.2%	6.5%
Canadian dollar	3.4%	3.5%	3.4%
Peruvian peso	3.1%	3.0%	2.7%
South Korean won	2.5%	3.0%	2.7%
Argentinean peso(1)	2.3%	2.7%	3.7%
Pound sterling	2.3%	2.2%	1.8%
Dominican peso	1.9%	1.7%	1.6%
Other	7.7%	8.2%	9.5%

Note:

(1)	Hyperinflation accounting was adopted in 2018 to report the company’s Argentinean operations. In line with IFRS, the 2017 Argentinean operations were not restated for hyperinflation accounting.

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2019, 2018 and 2017:

•

We recorded a negative translation impact, including hyperinflation accounting impact of USD 2,664 million on our revenue for the year ended 31 December 2019 (as compared to a negative translation impact of USD 1,823 million in 2018 and a positive impact of USD 347 million in 2017) and a negative translation impact, including hyperinflation accounting impact, of USD 820 million on our profit from operations for the year ended 31 December 2019 (as compared to a negative translation impact of USD 1,033 million on our profit from operations in 2018 and a positive impact of USD 112 million in 2017).

•

Our reported profit of the year was negatively affected by a USD 632 million translation impact, including hyperinflation accounting impact, for the year ended 31 December 2019 (as compared to a negative translation of USD 766 million in 2018 and a positive translation impact of USD 126 million in 2017), while the negative translation impact, including hyperinflation accounting impact, on our basic earnings per share base for the year ended 31 December 2019 was USD 527 million, or USD 0.27 per share (as compared to a negative impact of USD 505 million, or USD 0.26 per share, in 2018 and a positive impact of USD 100 million, or USD 0.05 per share, in 2017).

•

Our net debt decreased by USD 444 million in the year ended 31 December 2019 as a result of translation impacts (as compared to a decrease of USD 932 million in 2018 and an increase of USD 4,184 million in 2017).

•

Equity attributable to our equity holders increased by USD 1,143 million in the year ended 31 December 2019 as a result of translation impacts (as compared to a decrease of USD 7,374 million in 2018 and an increase of USD 1,053 million in 2017).

See note 29 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

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

Equity attributable to our equity holders and non-controlling interests amounted to USD 84.6 billion as of 31 December 2019 (USD 71.9 billion as of 31 December 2018 and USD 80.2 billion as of 31 December 2017) and our net debt amounted to USD 95.5 billion as of 31 December 2019 (USD 104.2 billion as of 31 December 2018 and USD 106.5 billion as of 31 December 2017). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

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

We also have a revolving facility under our 2010 Senior Facilities Agreement, with a total commitment of USD 9.0 billion, maturing in August 2022. As of 31 December 2019, the revolving facility was fully undrawn. In March 2020, we drew the full USD 9.0 billion commitment under our Revolving Facility, in order to proactively safeguard our liquidity position by holding cash on our balance sheet through the period of significant financial market volatility and uncertainty as a result of the COVID-19 virus pandemic.

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

Our cash, cash equivalents and short-term investments in debt securities, less bank overdrafts, as of 31 December 2019 amounted to USD 7.3 billion.

As of 31 December 2019, we had total liquidity of USD 16.3 billion, which consisted of USD 9.0 billion available under committed long-term credit facilities and USD 7.3 billion of cash, cash equivalents and short-term investments in debt securities, less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2019, 2018 and 2017:

	Year ended 31 December (audited)
	2019	2018(1)	2017(1)
	(USD millions)
Cash flow from operating activities	13,396	14,181	14,920
Cash flow from (used in) investing activities	(5,073)	(3,857)	7,865
Cash flow from (used in) financing activities	(8,512)	(14,327)	(21,334)
Net increase/(decrease) in cash and cash equivalents on continuing operations	(189)	(4,003)	1,451
Net increase/(decrease) in cash and cash equivalents on discontinued operations	539	755	827

Note:

(1)

The financial information for 2018 and 2017 has been restated to reflect the changes in segment reporting, the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2019, 2018 and 2017 were as follows:

	Year ended 31 December (audited)
	2019	2018(2)	2017(2)
	(USD millions)
Profit from continuing operations of the year	9,990	5,157	8,606
Interest, taxes and non-cash items included in profit	11,029	16,070	12,720

Cash flow from operating activities before changes in working capital and provisions	21,019	21,227	21,326
Change in working capital(1)	(5)	477	135
Pension contributions and use of provisions	(715)	(487)	(576)
Interest and taxes (paid)/received	(7,063)	(7,177)	(6,106)
Dividends received	160	141	142

Cash flow from operating activities	13,396	14,181	14,920

Note:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.
(2)

The financial information for 2018 and 2017 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

Non-cash items included in profit of the year include: depreciation, amortization and impairments, including impairment losses on receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of results of associates and joint ventures; net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 for a more comprehensive overview of our cash flow from operating activities.

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

Cash flow from operating activities in 2019 decreased by USD 785 million, or 5.5%, from USD 14,181 million in 2018 to USD 13,396 million in 2019, mainly explained by lower changes in working capital and higher use of provisions in 2019 compared to 2018. The increased use of provisions was mainly driven by 226m US dollar payment in 2019 in relation to the European Commission investigation announced in 2018.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as “core” (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital reduced our operational cash flow in 2019 by USD 5 million. This decrease includes USD 76 million cash inflow from derivatives.

Cash flow from operating activities in 2018 decreased by USD 739 million, or 5.0%, from USD 14,920 million in 2017 to USD 14,181 million in 2018, mainly explained by higher taxes paid in 2018 compared to 2017, including the payment of taxes related to prior periods.

Cash Flow used in Investing Activities

Our cash flows used in investing activities for the years ended 31 December 2019, 2018 and 2017 were as follows:

	Year ended 31 December (audited)
	2019	2018(2)	2017(2)
	(USD millions)
Net capital expenditure(1)	(4,854)	(4,568)	(4,142)
Net of tax proceeds from SAB transaction-related divestitures	—	(430)	8,248
Acquisition and sale of subsidiaries and associates, net of cash acquired / disposed of	(252)	173	(529)
Proceeds from the sale of / (investment in) short-term debt securities	(9)	1,296	4,337
Other	42	(328)	(47)

Cash flow from (used in) investing activities	(5,073)	(3,857)	7,865

Note:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
(2)	The financial information for 2018 and 2017 has been restated to reflect the classification of the Australian operations as discontinued operations.

Cash flow used in investing activities was USD 5,073 million in 2019 as compared to USD 3,857 million cash flow from investing activities in 2018. The cash flow from investing activities in 2019 mainly reflected lower proceeds from the sale of short-term debt securities. The 2018 cash flow used in investing activities was negatively impacted by the payments related to the recovery of the Budweiser distribution rights in Argentina as well as payments on SAB-related divestitures which were not repeated in 2019.

Our net capital expenditures amounted to USD 4,854 million in 2019 and USD 4,568 million in 2018. Out of the total 2019 capital expenditures approximately 42% was used to improve the company’s production facilities while 43% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and for the purchase of hardware and software.

Cash flow used in investing activities was USD 3,857 million in 2018 as compared to cash inflow of USD 7,865 million for 2017. The cash inflow from investing activities in 2017 mainly reflected the proceeds from the announced SAB-related divestitures completed during 2017, net of taxes paid in 2017 on prior year divestitures, which were not repeated in 2018.

Cash Flow from/(used in) Financing Activities

Our cash flows from/(used in) financing activities for the years ended 31 December 2019, 2018 and 2017 were as follows:

	Year ended 31 December (audited)
	2019	2018(2)	2017(2)
	(USD millions)
Dividends paid(1)	(5,015)	(7,761)	(9,275)
Net (payments on) / proceeds from borrowings	(8,008)	(4,707)	(9,981)
Proceeds from public offering of minority stake in Budweiser APAC	5,575	—	—
Payments of lease liabilities	(441)	(423)	(372)
Other (including net financing costs other than interest)	(623)	(1,436)	(1,705)

Cash flow from (used in) financing activities	(8,512)	(14,327)	(21,333)

Note:

(1)

Dividends paid in 2019 consisted primarily of USD 4.0 billion paid by Anheuser-Busch InBev SA/NV and USD 0.7 billion paid by Ambev. Dividends paid in 2018 consisted primarily of USD 6.5 billion paid by Anheuser-Busch InBev SA/NV and USD 0.9 billion paid by Ambev. Dividends paid in 2017 consisted primarily of USD 8.0 billion paid by Anheuser-Busch InBev SA/NV and USD 1.1 billion paid by Ambev.

(2)

The financial information for 2018 and 2017 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

Cash flow used in financing activities amounted to USD 8,512 million in 2019, as compared to a cash flow used in financing activities of USD 14,327 million in 2018. The cash flow used in financing activities in 2018 reflects dividends paid and payments on borrowings.

Cash flow used in financing activities amounted to USD 14,327 million in 2018, as compared to a cash flow used in financing activities of USD 21,333 million in 2017. The cash flow used in financing activities in 2018 reflects dividends paid and payments on borrowings.

For more information on the financing activities related to long-term debt issuances in 2018 and 2019, see “—Funding Sources—Borrowings” below. Please also refer to note 24 of our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 13.5% of our profit from operations for the year ended 31 December 2019, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. Capital transfer restrictions are also common in certain developing countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country. As at 31 December 2019, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of the operating subsidiaries.

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

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments, less bank overdrafts, at each of 31 December 2019, 2018 and 2017 were as follows:

	Year ended 31 December (derived from audited financial statements)
	2019	2018	2017
	(USD millions)
Cash and cash equivalents	5,002	4,841	6,576
Bank overdrafts	(68)	(114)	(117)
Investment in short-term debt securities	2,236	2,233	3,896
Cash and Cash Equivalents and Short-Term Investments	7,169	6,960	10,355

Borrowings

During 2019, Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) and Anheuser-Busch InBev SA/NV (“ABISA”) completed the issuance of the following series of bonds:

Issue date	Issuer (Abbreviated)	Maturity Date	Currency	Aggregate principal amount (in USD millions)	Interest rate
23 Jan 2019	ABIWW	23 Jan 2025	USD	2,500	4.150%
23 Jan 2019	ABIWW	23 Jan 2029	USD	4,250	4.750%
23 Jan 2019	ABIWW	23 Jan 2031	USD	750	4.900%
23 Jan 2019	ABIWW	23 Jan 2039	USD	2,000	5.450%
23 Jan 2019	ABIWW	23 Jan 2049	USD	4,000	5.550%
23 Jan 2019	ABIWW	23 Jan 2059	USD	2,000	5.800%
29 Mar 2019	ABISA	1 Jul 2027	EUR	1,250	1.125%
29 Mar 2019	ABISA	28 Mar 2031	EUR	1,000	1.650%

On 11 February 2019, we completed the tender offers of twelve series of notes issued by Anheuser-Busch InBev Finance Inc. (“ABIFI”), ABIWW and Anheuser-Busch Companies, LLC (“ABC”) and repurchased USD 16.3 billion aggregate principal amount of these notes. The total principal amount accepted in the tender offers is set out in the table below.

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in USD millions)	Principal amount redeemed (in USD millions)
11 Feb 2019	ABIFI	2.650% Notes due 2021	USD	4,968	2,519
11 Feb 2019	ABIFI	Floating Rate Notes due 2021	USD	500	189
11 Feb 2019	ABIWW	4.375% Notes due 2021	USD	500	215

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in USD millions)	Principal amount redeemed (in USD millions)
11 Feb 2019	ABIWW	3.750% Notes due 2022	USD	2,350	1,101
11 Feb 2019	ABIWW	2.500% Notes due 2022	USD	3,000	1,296
11 Feb 2019	ABIFI	2.625% Notes due 2023	USD	1,250	607
11 Feb 2019	ABIFI	3.300% Notes due 2023	USD	6,000	2,886
11 Feb 2019	ABIWW	Floating Rate Notes due 2024	USD	500	271
11 Feb 2019	ABIWW	3.500% Notes due 2024	USD	1,500	846
11 Feb 2019	ABIFI	3.700% Notes due 2024	USD	1,400	535
11 Feb 2019	ABIFI	3.650% Notes due 2026	USD	2,445	812
11 Feb 2019	ABC	3.650% Notes due 2026	USD	8,555	5,064

Furthermore, in 2019, we redeemed the outstanding principal amounts indicated in the table below of the following series of notes issued by ABISA, ABIFI and ABIWW:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Aggregate principal amount outstanding (in USD millions)	Principal amount redeemed (in USD millions)
25 Apr 2019	ABISA	2.25% Notes due 2020	EUR	750	750
25 Apr 2019	ABIWW	3.750% Notes due 2022	USD	1,249	1 249
25 Apr 2019	ABIFI	3.300% Notes due 2023	USD	3,114	315
29 Oct 2019	ABISA	0.625% Notes due 2020	EUR	1,750	1,750
29 Oct 2019	ABIFI	2.650% Notes due 2021	USD	2,449	2,449
29 Oct 2019	ABIWW	2.500% Notes due 2022	USD	1,704	525
12 Nov 2019	ABIWW	2.500% Notes due 2022	USD	1,179	725

On 15 May 2019, we completed United States SEC-registered exchange offers for the outstanding unregistered notes issued by ABC and ABIWW listed below in exchange for new SEC-registered notes on substantially identical terms issued by ABC and ABIWW, for a total principal amount of notes exchanged of USD 18.2 billion:

Title of series of notes issued exchanged	Original principal amount outstanding (in USD millions)	Principal amount outstanding exchanged(1) (in USD millions)	Principal amount not exchanged (in USD millions)
4.900% Notes due 2046	9,543	9,519	24
4.700% Notes due 2036	5,385	5,342	44
3.650% Notes due 2026	3,491	3,336	155

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

The terms of the Revolving Facility are described under “Item 10. Additional Information—C. Material Contracts.”

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

We have a Euro Medium-Term Note Programme under which Anheuser-Busch InBev SA/NV may periodically issue and have outstanding debt denominated in any currency or currencies, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements, outside the U.S. to non-U.S. persons in reliance on Regulation S. The guarantors of payments of all amounts due in respect of notes issued under the EMTN Programme are Cobrew NV, Brandbrew SA, Brandbev S.à.R.L., Anheuser-Busch InBev Worldwide Inc., ABIFI and Anheuser-Busch Companies, LLC (subject to certain terms and conditions). Under the EMTN Programme, we may issue notes on a continuing basis up to a maximum aggregate principal amount of EUR 40 billion (USD 45 billion) or its equivalent in other currencies. Such notes may be fixed, floating, zero coupon or a combination of these. The proceeds from the issuance of any such notes may be used to repay short-term and/or long-term debt and to fund general corporate purposes of the AB InBev Group. If in respect of any particular issue of notes there is a particular identified use of proceeds, this will be stated in the applicable final terms relating to the notes. As of 31 December 2019, the total outstanding debt under the EMTN Programme amounted to EUR 29 billion (USD 32 billion). Our ability to issue additional notes under the EMTN Programme is subject to market conditions.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 3 billion (USD 3.4 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. We also have established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 5.0 billion. As of 31 December 2019, the total outstanding commercial paper under these programs amounted to USD 1.6 billion. Our ability to borrow additional amounts under the programs is subject to investor demand. If we are ever unable to refinance under these commercial programs as they become due, we have access to funding through the use of our committed lines of credit.

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2019, after certain hedging and fair value adjustments, USD 9.7 billion, or 9.4%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 93.4 billion, or 90.6%, bore a fixed interest rate. Our net debt is denominated in various currencies, though primarily in the U.S. dollar and the euro. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

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

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of EBITDA, as defined, adjusted for exceptional items, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. For our definition of EBITDA, as defined, see “—E. Results of Operations—Year Ended 31 December 2019 Compared to the Year Ended 31 December 2018—EBITDA, as defined.”

We have also entered into certain financial instruments in order to mitigate interest rate risks.

Please refer to note 29 of our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

The 2010 Senior Facilities Agreement does not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 24 of our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2019 and 2018:

	Year ended 31 December (audited)
	2019	2018
	(USD millions)
Secured bank loans	861	479
Commercial papers	1,599	1,142
Unsecured bank loans	185	108
Unsecured bond issues	98,206	107,796
Unsecured other loans	97	71
Lease liabilities(1)	2,025	1,985

Total	102,974	111,581

Note:

(1)	The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2019:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(USD millions)
Secured bank loans	861	790	14	14	16	27
Commercial papers	1,599	1,599	—	—	—	—
Unsecured bank loans	185	135	50	—	—	—
Unsecured bond issues	98,206	2,532	2,506	2,760	11,435	78,973
Unsecured other loans	98	21	13	8	4	52
Lease liabilities	2,025	333	290	198	225	979

Total	102,974	5,410	2,873	2,980	11,680	80,031

Note:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 December 2019.

Please refer to note 29 of our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of the date of this Form 20-F, our credit rating from S&P was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and our credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 4,854 million during 2019 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2019, approximately 42% was used to improve our production facilities while 43% was used for logistics and commercial investments. Approximately 15% was used for improving administrative capabilities and purchase of hardware and software.

We spent USD 4,568 million during 2018 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2018, approximately 52% was used to improve our production facilities while 38% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software.

We spent USD 4,142 million during 2017 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2017, approximately 47% was used to improve our production facilities while 43% was used for logistics and commercial investments. Approximately 10% was used for improving administrative capabilities and purchase of hardware and software.

The above information relates to capital expenditures with respect to continuing operations only, and excludes the Australian operations accounted for as disctontinued operations.

Our capital expenditures are primarily funded through cash from operating activities.

Investments and Disposals

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had, and are expected to continue to have, a significant effect on our results of operations and the comparability of period-to-period results. See “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes” for further information on significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2019, 2018, and 2017. See also note 6 and note 8 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 included in this Form 20-F.

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

The following table provides a reconciliation of our net debt to the sum of current and non-current interest bearing loans and borrowings as of the dates indicated:

	31 December (audited)(2)
	2019	2018(2)
	(USD million)
Non-current interest bearing loans and borrowings	97,564	106,997
Current interest bearing loans and borrowings	5,410	4,584

Total	102,974	111,581

	31 December (audited)(2)
	2019	2018(2)
	(USD million)
Bank overdrafts	68	114
Cash and cash equivalents	(7,238)	(7,074)
Interest-bearing loans granted (included within Trade and other receivables)	(146)	(267)
Non-current and current debt securities (included within Investment securities)(1)	(117)	(111)

Net debt	95,542	104,242

Note:

(1)	See note 24 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.
(2)	The financial information for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

Net debt as of 31 December 2019 was USD 95.5 billion, a decrease of USD 8.7 billion as compared to 31 December 2018. Apart from operating results net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (USD 7.1 billion increase of net debt), the settlement of derivatives (USD 0.8 billion increase of net debt), dividend payments to shareholders of AB InBev and Ambev (USD 5.0 billion increase of net debt) and the net proceeds of the IPO of Budweiser APAC (USD 5.6 billion decrease of net debt).

Net debt as of 31 December 2018 was USD 104.2 billion, a decrease of USD 2.3 billion as compared to 31 December 2017. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the acquisition by Ambev of additional shares in Cervecería Nacional Dominicana S.A. following the partial exercise by E. León Jimenes S.A. of its put option (USD 0.9 billion), the payment to Molson Coors Brewing Company related to a purchase price adjustment on the disposal completed on 11 October 2016 of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the international business of Miller (USD 0.3 billion), dividend payments to shareholders of AB InBev and Ambev (USD 7.8 billion), the payment of interests and taxes (USD 7.1 billion) and the impact of changes in foreign exchange rates (USD 2.1 billion decrease of net debt).

Consolidated equity attributable to equity holders of AB InBev as of 31 December 2019 was USD 75,722 million, compared to USD 64,485 million as of 31 December 2018. The increase in equity is primarily related to the combined effect of the strengthening of mainly the closing rates of Mexican pesos, South African rand, Canadian dollar and weakening of euro and Brazilian real resulted in a foreign exchange translation adjustment of USD 1,143 million as of 31 December 2019.

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2018 was USD 64,485 million, compared to USD 72,576 million as at 31 December 2017. The decrease in equity is primarily related to the combined effect of the weakening of, principally, the closing rates of the South African rand, the Brazilian real, the Canadian dollar, the Australian dollar and the euro, which resulted in a foreign exchange translation adjustment of USD 7,374 million as of 31 December 2018.

Further details on equity movements can be found in our consolidated statement of changes in equity in our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.

Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. We expect our net debt to EBITDA, as defined (adjusted for exceptional items), ratio to be below 4x by the end of 2020.

See “—Funding Sources—Borrowings” above for details of long-term debt we entered into during 2019.

H. CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

The following table reflects certain of our financial contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flows in future periods, as of 31 December 2019:

			Payment Due By Period
Contractual Obligations	Contractual cash flows (2)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(USD millions)
Secured bank loans	(890)	(795)	(18)	(18)	(22)	(37)
Commercial papers	(1,599)	(1,599)	—	—	—	—
Unsecured bank loans	(188)	(140)	(47)	(1)	—	—
Unsecured bond issues	(165,424)	(5,513)	(6,415)	(6,518)	(18,605)	(128,373)
Unsecured other loans	(131)	(27)	(17)	(9)	(5)	(72)
Lease liabilities	(2,338)	(404)	(350)	(243)	(285)	(1,056)
Bank overdraft	(68)	(68)	—	—	—	—
Trade and other payables	(25,152)	(22,861)	(1,227)	(472)	(165)	(428)

Total(1)	(195,790)	(31,407)	(8,074)	(7,261)	(19,082)	(129,966)

Note:

(1)	“Total” amounts refer to non-derivative financial liabilities including interest payments.
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

Please refer to note 29 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 25 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2020 onwards. In 2019, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 395 million. Contributions to defined benefit pension plans for 2020 are estimated to be approximately USD 325 million for our funded defined benefit plans, and USD 81 million in benefit payments to our unfunded defined benefit plans and post-retirement medical plans. Please refer to note 25 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2019 and 2018:

	Year ended 31 December (audited)
	2019	2018
	(USD million)
Collateral given for own liabilities	372	404
Contractual commitments to purchase property, plant and equipment	457	416
Contractual commitments to acquire loans to customers	151	171
Other commitments	1,911	1,973

As at 31 December 2019, the following M&A related commitments existed:

•

As part of the 2012 shareholders agreement between our subsidiary Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. On 1 December 2017, Ambev announced that ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of USD 0.9 billion. The transaction closed in January 2018 resulting in Ambev’s participation in CND increasing from 55% to 85%. As at 31 December 2019, the put option was valued USD 0.7 billion (2018: USD 0.6 billion).

•

Upon the combination with SAB, we maintained South African Breweries’ Zenzele share-scheme which supports broad-based black economic empowerment (B-BBEE) and provides opportunities for black South Africans (including employees and SAB retailers) to participate as shareholders. The Zenzele share-scheme originally implemented by SAB in 2010, was amended at the time of the SAB combination and will expire in April 2020. We will settle the obligations that arise under the Zenzele share-scheme upon its expiration using our treasury shares. The obligation is estimated to be approximately ZAR 9.8 billion (USD 0.7 billion8). The number of our shares required to settle the obligation will depend on our share price and ZAR to Euro exchange rate at the time of the settlement. The settlement would be equivalent to 8.5 million of our shares assuming our share price and the ZAR Euro exchange rate as at 31 December 2019.[9]

•

As part of the SAB transaction, we made a commitment to the South African Government and Competition Authorities to create a new B-BBEE scheme upon maturity in 2020 of SAB’s current Zenzele Scheme. In order to create the new B-BBEE scheme the following steps will be undertaken:

•	The new scheme will be implemented through the listing of a NewCo (which will be called Zenzele Kabili) on the Johannesburg Stock Exchange B-BBEE Exchange;

•	The NewCo will hold unencumbered our shares;

•	Existing Zenzele participants (employees, retailers and the SAB Foundation) will be given an option to reinvest a portion of their Zenzele payout into the Newco;

•	A new Employee Share Plan, funded by AB InBev, will subscribe for NewCo shares.

The new scheme is estimated to require ZAR 4.4 billion (USD 0.3 billion10) in facilitation and notional vendor funding. The settlement would be equivalent to 3.8 million of our shares assuming the share price and the ZAR Euro exchange rate as at 31 December 201911 and it will be funded with our treasury shares. This scheme arrangement meets the criteria under IFRS 2 to be classified as equity settled.

[8]	Converted at the December 2019 closing rate.
[9]	Assuming the December 2019 closing share price of 72.71 euro per share and 31 December 2019 ZAR per Euro exchange rate of 15.777300.
[10]	Converted at the December 2019 closing rate.
[11]	Assuming the December 2019 closing share price of 72.71 euro per share and 31 December 2019 ZAR per Euro exchange rate of 15.777300.

Please refer to note 31 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and others.

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 32 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.

I. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—H. Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which we are subject. Please also refer to note 31 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.

In order to fulfill our commitments under various outstanding stock option plans, we entered into stock lending arrangements for up to 30 million of our own Ordinary Shares. We shall pay the lenders any dividend equivalent, after tax, in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2019, 28.9 million loaned securities were used to fulfill our stock option plan commitments. Please also refer to note 26 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31  December 2019.

J. OUTLOOK AND TREND INFORMATION

On 27 February 2020, in connection with the release of our fourth quarter results, we announced an outlook for 2020, which included guidance as of that date on the impact of COVID-19; our performance expectations for the year; our cost of sales per hectoliter growth; our net finance costs, our effective tax rate; our net capital expenditure; our debt position and our dividend outlook (the “2020 Outlook”). That 2020 Outlook reflected our assessment at that time. Since 27 February 2020, the scale and magnitude of COVID-19 has increased significantly, resulting in restrictions imposed on many customers, as well as other limitations and social distancing measures in many countries in mid-March 2020. Given the uncertainty, volatility and fast-moving developments of the pandemic in the markets in which we operate, on 23 March 2020, we withdrew the 2020 Outlook in its entirety because of the impact of COVID-19.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Administrative, Management, Supervisory Bodies and Senior Management Structure

Our management structure is a “one-tier” governance structure composed of our Board, a Chief Executive Officer responsible for our day-to-day management and an executive committee (the “Executive Committee”), comprised of our Chief Executive Officer, Chief Financial and Technology Officer, Chief People and Transformation Officer and Chief Legal and Corporate Affairs Officer and Corporate Secretary. Our Board is assisted by four main committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee. See “—C. Board Practices—Information About Our Committees.”

Board of Directors

Role and Responsibilities, Composition, Structure and Organization

The role and responsibilities of our Board of Directors and its composition, structure and organization are described in detail in our corporate governance charter (“Corporate Governance Charter”), which is available on our website: https://www.ab-inbev.com/investors/corporate-governance.html.

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

As a consequence, our Board is currently composed of four directors nominated by Eugénie Patri Sébastien S.A. (which represents Interbrew’s founding Belgian families and holds the class A Stichting certificates), four directors nominated by BRC S.à.R.L. (“BRC”) (which represents the Brazilian families that were previously the controlling shareholders of Ambev and holds the class B Stichting certificates), one additional non-executive director who was appointed by the Stichting, three directors who were appointed by the holders of Restricted Shares and three independent directors. The independent directors are recommended by our Nomination Committee, nominated by the Board of Directors and subsequently elected at our shareholders’ meeting. Directors (other than the Restricted Share Directors) are appointed for a maximum term of four years, but the shareholders’ meeting can resolve for a shorter term. In accordance with our bylaws, Restricted Share Directors are appointed for renewable terms ending at the next shareholders’ meeting following their appointment.

Under article 7:87 of the Belgian Code of Companies and Associations (the “Belgian Companies Code”), the independence of directors is assessed by taking into consideration the criteria set out in Principle 3.5 of the 2020 Belgian Corporate Governance Code, which are the following:

•

the director is not an executive, or exercising a function as a person entrusted with the daily management of the company or a related company or person, and has not been in such a position for the previous three years before their appointment and is no longer enjoying stock options of the company related to this position;

•	the director has not served for a total term of more than twelve years as a board member;

•

the director is not an employee of the senior management of the company or a related company or person, and has not been in such a position for the previous three years before their appointment and is no longer enjoying stock options of the company related to this position;

•

the director is not receiving, or has not received during their mandate or for a period of three years prior to their appointment, any significant remuneration or any other significant advantage of a patrimonial nature from the company or a related company or person, apart from any fee they receive or have received as a non-executive board member;

•

the director does not hold shares, either directly or indirectly, either alone or in concert, representing globally one-tenth or more of the company’s capital or one-tenth or more of the voting rights in the company at the moment of appointment and not has not been nominated, in any circumstances, by a shareholder fulfilling the conditions covered above;

•

the director does not maintain, or has not maintained in the past year before their appointment, a significant business relationship with the company or a related company or person, either directly or as partner, shareholder, board member, member of the senior management of a company or person who maintains such a relationship;

•

the director is not or has not been within the last three years before their appointment, a partner or member of the audit team of the company or person who is, or has been within the last three years before their appointment, the external auditor of the company or a related company or person;

•	the director is not an executive of another company in which an executive of the company is a non-executive board member; and

•

the director does not have, in the company or a related company or person, a spouse, legal partner or close family member to the second degree, exercising a function as board member or executive or person entrusted with the daily management or employee of the senior management, or falling in one of the other cases referred to in bullets 1. to 8. above, and as far as the second bullet is concerned, up to three years after the date on which the relevant relative has terminated their last term.

Should the Board present for appointment as independent director a candidate who does not meet the criteria above, it will explain the reasons why it considers that such candidate is independent, in accordance with article 7:97 of the Belgian Companies Code.

Directors on our Board who serve on our Audit Committee are also required to meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act of 1934. Based on our Governance Charter, a majority of the voting members of the Audit Committee are independent directors under Belgian corporate law.

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

The composition of our Board is currently as follows:

Name	Principal Function	Nature of Directorship	Initially Appointed	Term Expires

María Asunción Aramburuzabala	Director	Non-executive	2016	2020

Martin J. Barrington	Director and Chair of the Board(1)	Non-executive, nominated by the holders of Restricted Shares	2016	2020

M. Michele Burns	Independent Director	Non-executive	2016	2020

Sabine Chalmers	Director	Non-executive, nominated by the holders of class A Stichting certificates	2019	2023

Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2020

Name	Principal Function	Nature of Directorship	Initially Appointed	Term Expires

Claudio Garcia	Director	Non-executive, nominated by the holders of class B Stichting certificates	2019	2023

William F. Gifford, Jr.	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2020

Paulo Alberto Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2020

Xiaozhi Liu	Independent Director	Non-executive	2019	2023

Alejandro Santo Domingo Dávila	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2020

Elio Leoni Sceti	Independent Director	Non-executive	2016	2020

Cecilia Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2019	2023

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2020

Marcel Herrmann Telles	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2020

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2020

Note:

(1)	We have determined that Mr. Barrington is an independent director for purposes of Rule 10A-3 of the Exchange Act.

At our annual shareholders’ meeting held on 24 April 2019, the mandate of Mr. Olivier Goudet, independent director and Chair of the Board, and the mandates of Messrs. Stéfan Descheemaeker, Alexandre Behring and Carlos Sicupira ended. Dr. Xiaozhi Liu was appointed as a new independent director for a term of 4 years. Likewise, Ms. Sabine Chalmers, Mr. Claudio Garcia and Ms. Cecilia Sicupira were appointed as new members of the Board upon proposal of the Stichting for a term of 4 years. Mr. Martin J. Barrington succeeded to Mr. Goudet as Chair of the Board.

Their mandates are renewable.

The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

No member of the Board has any conflicts of interest within the meaning of the Belgian Companies Code between any duties he or she owes to us and any private interests and/or other duties.

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

Mr. Barrington is a representative of the Restricted Shareholders. Born in 1953, he is an American citizen and graduated from The College of Saint Rose with a Bachelor’s Degree in History, and from Albany Law School of Union University with a Juris Doctorate Degree. He is the retired Chairman, Chief Executive Officer and President of Altria Group. During his 25 years at Altria Group, he served in numerous legal and business roles for Altria and its companies. These include Vice Chairman of Altria Group; Executive Vice President and Chief Administrative Officer of Altria Group; Senior Vice President and General Counsel of Philip Morris International (a separate public company spun off from Altria Group in 2008); and Senior Vice President and General Counsel of Philip Morris USA. Before joining Altria, Mr. Barrington practiced law in both the government and private sectors.

Ms. Burns is an independent member of the Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, where she chairs the Compensation Committee, Cisco Systems, where she chairs the Finance Committee, Etsy and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores. From 2014 until 2018, she served on the Board of Alexion Pharmaceuticals. She currently serves on the Advisory Council of the Stanford Center on Longevity at Stanford University. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

Ms. Chalmers is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1965, Ms. Chalmers is an American citizen and holds a bachelor’s degree in Law from the London School of Economics and is qualified to practice law in England and New York State. Ms. Chalmers is the General Counsel of BT Group plc and serves on the Board of Directors and Audit & Finance Committee of Coty Inc. Prior to joining BT, she was the Chief Legal and Corporate Affairs Officer & Secretary to the Board of Directors of AB InBev, a role she held from 2005 to 2017. Ms. Chalmers joined AB InBev after 12 years with Diageo plc where she held a number of senior legal positions including as General Counsel of the Latin American and North American businesses. Prior to Diageo plc, she was an associate at the law firm of Lovell White Durrant in London, specializing in mergers and acquisitions.

Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a non-executive director of EPS, Rayvax, Adrien Invest, Floridienne S.A. and several privately held companies.

Mr. Garcia is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and is a graduate from Universidade Estadual do Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Garcia interned at Companhia Cervejaria Brahma in 1991 and was employed as a Management Trainee in February 1993. From 1993 until 2001, Mr. Garcia worked in several positions in finance, mainly in the area of corporate budgeting. In 2001, he started the first Shared Service Center for Ambev and in 2003 he became the head of both the Technology and Shared Services operations. Mr. Garcia participated in all M&A integration projects from 1999 until 2018. In 2005, he was appointed Chief

Information and Shared Service Officer for InBev (following the combination of Ambev and Interbrew) in Leuven, Belgium. From 2006 to 2014, Mr. Garcia combined the functions of Chief People and Technology Officer. From 2014 to January 2018, Mr. Garcia was the Chief People Officer of Anheuser-Busch InBev. Mr. Garcia is a board member of Lojas Americanas, the Garcia Family Foundation, Chairman of the Telles Foundation and a Trustee at the Chapin School in New York City.

Mr. Gifford is a representative of the Restricted Shareholders. Born in the United States in 1970, he is an American citizen and graduated from Virginia Commonwealth University with a Bachelor’s Degree in Accountancy. He serves as Vice Chairman and Chief Financial Officer of Altria Group. In this role, he is responsible for overseeing Altria’s core tobacco businesses, the sales and distribution business and the Finance and Procurement Functions. He also oversees the financial services business of Philip Morris Capital Corporation. Prior to his current position, Mr. Gifford was Senior Vice President, Strategy & Business Development. Since joining Philip Morris USA in 1994, he has served in numerous leadership roles in Finance, Marketing Information & Consumer Research and as President and Chief Executive Officer of Philip Morris USA. Prior to that, he was Vice President and Treasurer for Altria where he led various functions including Risk Management, Treasury Management, Benefits Investments, Corporate Finance and Corporate Financial Planning & Analysis. Prior to joining Philip Morris USA, Mr. Gifford worked at the public accounting firm of Coopers & Lybrand, which currently is known as PricewaterhouseCoopers.

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

Mr. Leoni Sceti is an independent member of the Board. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post-graduate bar exam. Mr. Leoni Sceti has over 30 years’ experience in the fast-moving consumer goods and media sectors. He is Chief Crafter and Chairman of The Craftory, a global investment house for purpose-driven challenger brands in FMCG. Mr. Sceti is Chairman of London-based LSG holdings and an early stage investor in Media & Tech, with over 25 companies in his portfolio. He is also an independent member of the Board at cocoa and chocolate leader Barry Callebaut. Mr. Leoni Sceti’s roles in the non-profit space include being a Trustee and Counsellor at One Young World (a forum for young leaders from over 190 countries) and an advisor UK board member at Room to Read (promoting literacy and gender equality in education, globally). His previous roles included: CEO of Iglo Group—whose brands are Birds Eye, Findus & Iglo—until May 2015, when the company was sold to Nomad Foods; Global Chief Executive Officer of EMI Music from 2008 to 2010; and—prior to EMI—an international career in marketing and senior leadership roles at Procter & Gamble and Reckitt Benckiser, where he later was CMO, global head of Innovation and then head of the European operations.

Dr. Liu is an independent member of the Board. Born in 1956 in China, she is a German citizen and is the founder and CEO of ASL Automobile Science & Technology (Shanghai) Co., Ltd. since 2009 and is an independent director of Autoliv (NYSE) and Johnson Matthey Plc. Previously, she held various senior executive positions including Chairman & CEO of Neotek (China), Vice-Chairman and CEO of Fuyao Glass Group, Chairman and CEO of General Motors Taiwan, Director of concept vehicle for Buick Park Avenue and Cadillac, Vehicle Electronics-Control and Software Integration for GM North America, CTO and Chief Engineer of General Motors Greater China Region, and Representative Managing Director of Delphi Automotive in Shanghai China. Prior to 1997, she was responsible for Delphi Packard China JV Development, Sales & Marketing as well as New Business Development. Besides these executive roles, Dr. Liu also served as an independent director of CAEG from 2009 to 2011 and an independent director of Fuyao Glass Group (SSE) from 2013 to 2019. Dr. Liu has rich professional experience covering the areas of general management of enterprises, P&L, technology development, marketing & sales, mergers & acquisitions, including in the United States, Europe and China at global Top 500 companies and Chinese blue-chip private enterprises. She earned a Ph.D. in Chemical Engineering, a master’s degree of Electrical Engineering at the University of Erlangen/Nuremberg Germany and a bachelor’s degree in Electrical Engineering at Xian Jiao Tong University in Xian China. She also attended the Dartmouth Tuck School of Business for Executives.

Mr. Santo Domingo is a representative of the Restricted Shareholders. Born in 1977, he is a Colombian citizen and obtained a B.A. in History from Harvard College. He is a Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of Directors of SABMiller Plc, where he was also Vice-Chairman of SABMiller Plc for Latin America. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia. He is Chairman of the Board of Valorem, a company which manages a diverse portfolio of industrial & media assets in Latin America. Mr. Santo Domingo is also a director of JDE (Jacobs Douwe Egberts), ContourGlobal plc, LifeTime, Inc., Florida Crystals, the world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian Daily, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Chair of the Wildlife Conservation Society and Fundacion Mario Santo Domingo. He is also a Member of the Board of Trustees of The Metropolitan Museum of Art, a member of the Board of Channel Thirteen/WNET (PBS), a member of the Board of DKMS, a foundation dedicated to finding donors for leukemia patients, and he is a member of the Board of Fundacion Pies Descalzos. He is a member of Harvard University’s Global Advisory Council (GAC) Mr. Santo Domingo is a member of the Board of Trustees of the Mount Sinai Health System.

Ms. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1981, she is a Brazilian citizen and is a graduate from the American University of Paris with a bachelor’s degree in International Business Administration and of Harvard Business School’s Owner/President Management (OPM) program. Ms. Sicupira currently serves on the board of Lojas Americanas S.A, where she is member of the Finance and People Committees, and of Ambev S.A. She previously served on the board of Restaurant Brands International (NYSE: QSR) and of São Carlos Empreendimentos S.A. Ms. Sicupira began her career in 2004 as an analyst within Goldman Sachs’ Investment Banking Division covering Latin America. Today she is a director and partner of LTS Investments.

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

Mr. Telles is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1950, he is a Brazilian citizen and holds a degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and Ambev and was a member of the Board of Directors of Ambev. He served as member of the Board of Directors of H.J. Heinz Company and the Kraft Heinz Company and now serves as a member of the Board of associates of Insper. He is co-founder and Board member of Fundação Estudar, a non-profit organization that provides scholarships for Brazilians and a founder and Chair of Ismart, a non-profit organization that provides scholarships to low-income students. He is also an ambassador for Endeavor, an international non-profit organization that supports entrepreneurs in developing markets.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of several family-owned companies such as Patri S.A. (Luxembourg), Restaurant Brands International (formerly Burger King Worldwide Holdings) and the Kraft Heinz Company.

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

No member of our Board has a family relationship with any other member of our Board or any member of our Executive Committee, or had a family relationship with any member of our Executive Committee.

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
María Asunción Aramburuzabala	Tresalia Capital, Grupo Modelo, KIO Networks, Abilia, Red Universalia, Consejo Mexicano de Negocios, El Universal, Compañía Periodística Nacional and Instituto Tecnológico Autónomo de México (ITAM) School of Business	Grupo Financiero Banamex, LLC, Banco Nacional de México, América Móvil, Televisa, Cablevisión, Empresas ICA, Aeroméxico, Siemens, Tory Burch, LLC, Artega Automobil, Diblo, Dirección de Fábricas, Filantropía Modelo, Consejo Asesor para las Negociaciones Comerciales Internacionales, Compromiso Social por la Calidad de la Educación, Latin America Conservation Council, Fresnillo plc, Médica Sur and Calidad de Vida, Progreso y Desarrollo para la Ciudad de México

Martin J. Barrington	Richmond Performing Arts Center L.L.P., Navy Hill District Foundation	Altria Group, Inc., The College of Saint Rose, NextUp (formerly Middle School Renaissance 2020, LLC), Virginia Museum of Fine Arts

M. Michele Burns	Cisco Systems Inc., The Goldman Sachs Group Inc., Etsy Inc., Circle Internet Financial	Alexion Pharmaceuticals Inc.

Sabine Chalmers	Coty Inc, BT Group Plc, Eugénie Patri Sébastien S.A. and the Stichting	—

Paul Cornet de Ways Ruart	Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A.and the Stichting	Sparflex, Bunge Ltd, Krispy Kreme Doughnuts Inc., Panera Bread Holdings Corp., Peet’s Coffee & Tea, LLC, Coffee & Bagel Brands Inc. Company, Inc.

Name	Current	Past
Claudio Garcia	Lojas Americanas S.A., Garcia Family Foundation, Telles Foundation and Chapin School in New York	—

William F. Gifford, Jr.	Altria Group Inc., Virginia Commonwealth University School of Business Foundation	Virginia Foundation for Independent Colleges, National Association of Manufacturers, Greater Richmond Partnership, Inc.

Paulo Alberto Lemann	Vectis Partners, Lojas Americanas S.A., Lemann Foundation and Lone Pine Capital LLC	Ambev

Elio Leoni Sceti	LSG Holdings, Barry Callebaut, One Young World, The Craftory (Chairman)	EMI Music, Iglo Group, Beamly Ltd. and Nomad Foods

Xiaozhi Liu	ASL Automobile Science & Technology (Shanghai) Co., Ltd., Autoliv (NYSE) and Johnson Matthey Plc	Fuyao Glass Group

Alejandro Santo Domingo Dávila	Quadrant Capital Advisors, Inc., Bavaria S.A., Valorem S.A., Jacobs Douwe Egberts (JDE) Cine Colombia S.A., Organización Decameron S. de R.L., Contour Global Plc, Florida Crystals Corporation, Caracol Televisión S.A., Life Time Inc., Metropolitan Museum of Art, Wildlife Conservation Society, DKMS and Fundación Mario Santo Domingo, Mount Sinai Health Systems	SABMiller plc., Celumóvil S.A., Avianca S.A., Sofasa S.A., Cervecería Nacional S.A. (Panamá), Compañía de Cervezas Nacionales S.A. (Ecuador), Union de Cervecerías Peruanas Backus & Johnston S.A.A., Keurig Green Mountain (KGM), Millicom International Cellular SA

Cecilia Sicupira	Lojas Americanas S.A., LTS Investments and Ambev S.A.	Restaurant Brands International and São Carlos Empreendimentos S.A.

Grégoire de Spoelberch	Agemar S.A., , Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest,(1) Midi Developpement,(1) Solferino Holding S.A., Vedihold, Clearvolt S.A. and Fonds Baillet Latour	Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens and(1) Elpo-Cuisinex Wholesale(1) Navarin S.A., Wernelin S.A., Zencar S.A.

Name	Current	Past

Marcel Herrmann Telles	3G Capital Partners, Fundação Estudar, Instituto Social María Telles and the Stichting	Ambev, The Kraft Heinz Company, Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Editora Abril S.A. GP Investimentos and Instituto Veris—IBMEC São Paulo, Burger King Worldwide Holdings, Inc., Itau/Unibanco International, Instituto de Desenvolvimento Gerencial—INDG, and Harvard Business School’s Board of Dean’s Advisors

Alexandre Van Damme	Patri S.A., Restaurant Brands International, the Stichting, Eugénie Patri Sébastien, S.A. and the Kraft Heinz Company	Keurig Green Mountain (KGM), Jacobs Douwe Egberts (JDE), DKMS and Fonds Baillet Latour

Note:

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

Effective 1 January 2019, our Chief Executive Officer leads an Executive Committee comprised of the Chief Executive Officer, Chief Financial and Technology Officer, Chief People and Transformation Officer and Chief Legal and Corporate Affairs Officer and Corporate Secretary. Our senior leadership team includes all members of the Executive Committee, all other functional chiefs and our zone presidents. The Executive Committee are “senior management” for the purposes of the Form 20-F.

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

Effective 1 January 2019, Pablo Panizza became Chief Owned-Retail Officer, following his previous role as BU President for BU Rio de la Plata.

Effective 30 June 2019, David Kamenetzky, Chief Strategy and External Affairs Officer, left the company.

Effective 1 July 2019, John Blood became Chief Legal and Corporate Affairs Officer, as well as Corporate Secretary, following his previous roles as General Counsel and Corporate Secretary.

Effective 1 July 2019, Katherine Barrett became General Counsel, following her previous role as U.S. General Counsel & Labor Relations.

Effective 1 July 2019, David Almeida became Chief People and Transformation Officer, following his previous role as Chief People Officer.

Effective 1 January 2020, Jean Jereissati succeeded Bernardo Pinto Paiva as Zone President, South America and CEO of Ambev.

As announced on 6 February 2020, effective 29 April 2020, Fernando Mommensohn Tennenbaum will succeed Felipe Dutra as Chief Financial Officer and member of the Executive Committee.

As announced on 6 February 2020, effective 29 April 2020, David Almeida will become Chief Strategy and Technology Officer.

As announced on 6 February 2020, effective 29 April 2020, Nelson Jamel will become Chief People Officer.

As announced on 6 February 2020, effective 29 April 2020, the Executive Committee will be comprised of the Chief Executive Officer, Carlos Brito, the Chief Financial Officer, Fernando Tennenbaum, the Chief Strategy and Technology Officer, David Almeida and the Chief Legal and Corporate Affairs Officer, John Blood.

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

As of 31 December 2019, our Executive Committee consisted of the following members:

Name	Function
Carlos Brito	Chief Executive Officer
John Blood	Chief Legal and Corporate Affairs Officer and Corporate Secretary
Felipe Dutra	Chief Financial and Technology Officer
David Almeida	Chief People and Transformation Officer

As of 1 January 2020, and in addition to the members of our Executive Committee, our senior leadership team consists of the following:

Name	Function
Katherine Barrett	General Counsel
Pedro Earp	Chief Marketing and ZX Ventures Officer
Lucas Herscovici	Chief Non-Alcohol Beverages Officer
Peter Kraemer	Chief Supply Officer
Tony Milikin	Chief Sustainability and Procurement Officer
Pablo Panizza	Chief Owned-Retail Officer
Ricardo Tadeu	Chief Sales Officer
Jan Craps	Zone President Asia Pacific (APAC)
Michel Doukeris	Zone President North America
Carlos Lisboa	Zone President Middle Americas
Ricardo Moreira	Zone President Africa
Jean Jereissati Neto	Zone President South America
Jason Warner	Zone President Europe

The business address for all of these members of our senior leadership team is: Brouwerijplein 1, 3000 Leuven, Belgium.

Carlos Brito is our CEO and, from 1 January 2019, a member of the Executive Committee. Born in 1960, he is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University Graduate School of Business. Mr. Brito joined the group in 1989 where he held roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is a member of the board of directors of Ambev. He is also an Advisory Council Member of the Stanford Graduate School of Business and serves on the Advisory Board of the Tsinghua University School of Economics and Management.

David Almeida is our Chief People and Transformation Officer, and, from 1 July 2019, a member of the Executive Committee. Born in 1976, Mr. Almeida is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Chief Integration Officer and Chief Sales Officer ad interim, having previously held the positions of Vice President, U.S. Sales and of Vice President, Finance for the North American organization. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch Companies in 2008 and subsequent integration activities in the U.S. Before joining the group in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Katherine Barrett is our General Counsel. Born in 1970, Ms. Barrett is a U.S. citizen and holds a bachelor’s degree in Business Administration from Saint Louis University and a Juris Doctorate degree from the University of Arizona. Ms. Barrett joined Anheuser-Busch in 2000 as a litigation attorney in the Legal Department. She most recently served as Vice President, U.S. General Counsel & Labor Relations, where she was responsible for overseeing all legal issues in the U.S. including commercial, litigation and regulatory matters and labor relations. Prior to joining the company, Ms. Barrett worked in private practice at law firms in Nevada and Missouri.

John Blood is our Chief Legal & Corporate Affairs Officer and Company Secretary. Born in 1967, Mr. Blood is a U.S. citizen and holds a bachelor’s degree from Amherst College and a JD degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A. Most recently Mr. Blood was AB InBev’s General Counsel. Prior to the latter role, he was Zone Vice President Legal & Corporate Affairs in North America where he has led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood worked on the legal team in Diageo’s North American business and was in private practice at a law firm in New York City before that.

Jan Craps is our Zone President Asia Pacific since 1 January 2019 and CEO and Executive Director of Budweiser Brewing Company APAC since 8 May 2019. Born in 1977, Mr. Craps is a Belgian citizen and obtained a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, Belgium. Mr. Craps was an associate consultant with McKinsey & Company before joining Interbrew in 2002. He acquired a range of international experiences in a number of senior marketing, sales and logistics executive positions in France and Belgium. In 2011, he relocated to Canada where he was appointed Head of Sales for Canada followed by his appointment as President and CEO of Labatt Breweries of Canada in 2014. Until 31 December 2018, he held the position of Zone President Asia Pacific South.

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

Felipe Dutra is our Chief Financial and Technology Officer and, from 1 January 2019, a member of the Executive Committee. Born in 1965, Mr. Dutra is a Brazilian citizen and holds a Degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de Sao Paulo. He joined the group in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At Ambev, he held various positions in Treasury and Finance before being appointed General Manager of one of AB InBev’s subsidiaries. Mr. Dutra was appointed Ambev’s Chief Financial Officer in 1999 and our Chief Financial Officer in January 2005. In 2014, Mr. Dutra became AB InBev’s Chief Financial and Technology Officer. He is also a member of the board of directors of Ambev and of the advisory board of Grupo Modelo and was formerly a member of the Grupo Modelo board of directors.

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

Lucas Herscovici is our Chief Non-Alcohol Beverages Officer since 1 January 2019. Born in 1977, he is an Argentinean citizen and received a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires. Mr. Herscovici joined us in 2002 as a Global Management Trainee in our Latin America South Zone and has built his career in marketing and sales. After working in Argentina in several commercial roles, he became head of innovation for global brands and, later, Global Marketing Director of Stella Artois. In 2011, he was responsible for opening the “Beer Garage,” our global digital innovation office based out of Palo Alto, California. In 2012, he joined the North America Zone to become VP Digital Marketing and, in 2014, he was appointed VP Consumer Connections for the United States. In 2017, he was appointed Global Marketing VP of Insights, Innovation and Consumer Connections, and held such role until 31 December 2018.

Jean Jereissati Neto is our Zone President South America and CEO of Ambev. Born in 1974, he is a Brazilian citizen and received a Degree in Business Administration from Fundação Getúlio Vargas (FGV) and an Executive Education at Insead and Wharton. Mr. Jereissati joined Ambev in 1998 and held various positions in Sales and Trade Marketing prior to becoming CEO of Cerveceria Nacional Dominicana, in 2013, making a successful integration with CND. In 2015, he joined Asia and Pacific North Zone to become Business Unit President for China and in 2017 he was appointed Zone President of the Zone, leading one of the most complex and fast-growing businesses. Most recently, Mr. Jereissati held the role of Business Unit President for Brazil.

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

Tony Milikin is our Chief Procurement and Sustainability Officer. Mr. Milikin joined AB InBev in May, 2009 and is globally responsible for Procurement, Sustainability, Vertical Operations and Value Creation. Born in 1961, Mr. Milikin is a U.S. citizen. He is responsible for $35B+ in purchases and working capital annually. Mr. Milikin manages our Vertical Operations consisting of 70+ facilities and over 8,000 employees and is a strategic partner to our Supply Organization. AB InBev’s Value Creation uses circular economy opportunities to create businesses from our waste and underutilized assets. Mr. Milikin holds an undergraduate Finance Degree from the University of Florida and an MBA from Texas Christian University. Mr. Milikin joined AB InBev from MWV, where he was Senior Vice President, Supply Chain and Chief Purchasing Officer. Prior to joining MWV, he held various purchasing, transportation and supply positions with increasing responsibilities at Monsanto and Alcon Laboratories.

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

Pablo Panizza is our Chief Owned-Retail Officer since 1 January 2019. Born in 1975, he is an Argentinean citizen and holds a degree in Industrial Engineering from Universidad de Buenos Aires. Mr. Panizza manages our Direct to Consumer business, coordinating cross-market initiatives, sharing best practices and shaping its strategy. He joined our company in 2000 as a Global Management Trainee in South America Zone and has spent almost two decades developing a career in the commercial area. After holding senior roles in Argentina and Global Headquarters, he led our business in Chile and Paraguay. He most recently served as Business Unit President for Argentina and Uruguay.

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

General Information on the Members of the Executive Committee

In relation to each of the members of the Executive Committee as of 31 December 2019 (or the most recent practicable date, for former members), other than as set out below, we are not aware of (i) any convictions in relation to fraudulent offenses in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any office, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanctions of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

No member of the Executive Committee has, any conflicts of interests between any duties he/she owed to us and any private interests and/or other duties.

No member of the Executive Committee has, a family relationship with any director or member of executive management.

Over the five years preceding the date of this Form 20-F, the members of the Executive Committee have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
John Blood	—	International Institute for Conflict Prevention and Resolution (CPR)

Carlos Brito	Member of the Advisory Board of the Tsinghua University School of Economics and Management	IAB Council Member of the China Europe International Business School (CEIBS)

	Member of the CEO Group at the International Alliance for Responsible Drinking (IARD)	Member of the Board of Trustees and Finance Committee of the Greenwich Academy, Inc.

	Advisory Council Member of Stanford Graduate School of Business	Member of the Global Brewers Initiative (GBI)

Felipe Dutra	—	Director of Whitby School

David Almeida	—	—

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

Share-Based Payment Plans

We currently have three primary, share-based payment plans, namely our long-term incentive stock option plan for directors (“LTI Stock Option Plan Directors”) established in 2014 and replaced by the restricted stock unit plan for directors (“RSU Plan Directors”) in 2019, our share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 (and amended as from 2010) and our long-term incentive stock option plan for eligible employees (“LTI Stock Option Plan Executives”), established in 2009.

In addition, from time to time, we make exceptional grants to our employees and employees of our subsidiaries or grants of shares, restricted stock units or options under plans established by us or by certain of our subsidiaries.

LTI Stock Option Plan Directors

The table below provides an overview of all of the stock options outstanding under our former LTI Stock Option Plan Directors as of 31 December 2019:

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

As of 31 December 2019, the total number of stock options granted under the LTI Stock Option Plan Directors is 1.105 million. As of 31 December 2019, of the 1.105 million outstanding options, none were vested.

For additional information on the LTI stock options held by members of our Board of Directors and members of our Executive Committee, see “—Compensation of Directors and Executives” below.

RSU Plan Directors

On 24 April 2019, the annual shareholders’ meeting of AB InBev resolved that the share-based portion of the remuneration of the directors of AB InBev for the exercise of their mandate during the financial year 2018 (paid in 2019) and any subsequent years be granted under the form of restricted stock units (“RSUs”) corresponding to a fixed gross value per year of (i) EUR 550,000 for the Chair of the Board of Directors, (ii) EUR 350,000 for the Chair of the Audit Committee and (iii) EUR 200,000 for the other directors.

Such restricted stock units vest after five years. Each director is entitled to receive a number of restricted stock units corresponding to the amount to which such director is entitled divided by the closing price of the shares of the company on Euronext Brussels on the day preceding the annual shareholders’ meeting approving the accounts of the financial year to which the remuneration in restricted stock units relates. Upon vesting, each vested restricted stock unit entitles its holder to one AB InBev share (subject to any applicable withholdings). As indicated, these restricted stock units replaced the stock options to which the directors were previously entitled.

The table below provides an overview of all of the RSUs granted under our RSU Plan that remain outstanding:

Grant date of RSUs	Vesting date of RSUs	Number of RSUs granted	Number of RSUs outstanding
		(in millions)	(in millions)
24 April 2019	29 April 2024	0.040	0.040

Total		0.040	0.040

Share-Based Compensation Plan

Since 2006, our Executive Committee and certain other senior employees are granted variable compensation under our Share-Based Compensation Plan. On 5 March 2010, the general structure of the compensation under the plan was modified.

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

Through 2009, pursuant to the Share-Based Compensation Plan, eligible employees could elect to receive the other half of their variable compensation in cash or invest all or half of it in our shares. These shares must be held for five years. If an eligible employee voluntarily agreed to defer receiving part of their variable compensation by electing to invest in such shares, they would receive matching options (that is, rights to acquire existing shares) that will become vested after five years, provided that certain pre-defined financial targets are met or exceeded. These targets which required our return on invested capital less our weighted average cost of capital over a period of three to five years to exceed certain pre-agreed thresholds were met for all matching options granted. The number of matching options received was determined based on the proportion of the remaining 50% of the eligible employee’s variable compensation that he or she invested in such shares. For instance, if an eligible employee invested all of the remaining 50% of his or her variable compensation in our shares, he or she received a number of options equal to 4.6 times the number of shares he or she purchased, based on the gross amount of the variable compensation invested. If the eligible employee instead chose to receive 25% of his or her total variable compensation in cash and invests the remaining 25% in our shares, he or she would receive a number of options equal to 2.3 times the number of shares he or she purchased, based on the gross amount of the variable compensation invested.

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

The table below gives an overview of the matching options that were granted under the Share-Based Compensation Plan that were outstanding as of 31 December 2019:

Issue Date	Number of shares granted	Number of matching options granted(2)	Number of matching options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in millions)	(in EUR)
5 March 2010	0.28	0.70	0.072	36.52	4 March 2020
30 November 2010(1)	—	0.03	0.025	42.41	4 March 2020
15 January 2014(1)	—	0.007	0.002	75.29	4 March 2020
12 June 2014(1)	—	0.002	0.002	83.29	4 March 2020

Total	0.28	0.74	0.076

Note:

(1)

Following the establishment of our New York functional support office, we established a “dividend waiver” program, which aims at encouraging the international mobility of eligible employees while complying with all legal and tax obligations. According to this program, where applicable, the dividend protection feature of the outstanding matching options owned by eligible employees who moved to the United States has been canceled. In order to compensate for the economic loss resulting from this cancellation, a number of new matching options have been granted to these eligible employees with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options, are identical to the outstanding matching options for which the dividend protection feature was canceled. The table above includes the new options.

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

As of 31 December 2019, all of the 0.076 million outstanding matching options were vested.

Share-Based Compensation Plan from 2010

On 5 March 2010, we modified the structure of the Share-Based Compensation Plan for certain eligible employees, including members of our Executive Committee and other senior employees in our general headquarters. These eligible employees receive their variable compensation in cash but have the choice to invest some or all of the value of their variable compensation in our shares to be held for a five-year period, referred to as voluntary shares. Such voluntary investment leads to a 10% discount to the market price of the shares. Further, we will match such voluntary investment by granting three matching shares for each voluntary share invested, up to a limited total percentage of each executive’s variable compensation. The matching is based on the gross amount of the variable compensation invested. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The Chief Executive Officer and members of our Executive Committee may take up to a maximum of 60% of their variable compensation with matching shares. The current maximum for eligible employees below the Executive Committee is 40% or less. From 1 January 2011, the new plan structure applies to all other senior employees.

Voluntary shares are:

•	existing Ordinary Shares;

•	entitled to dividends paid as from the date of grant;

•

with respect to bonuses for the financial years 2019 and before, all voluntary shares must be held for a five-year period. With respect to bonuses for the financial year 2020 onwards, the voluntary shares are subject to a lock-up period of three years for half of them and five years for the other half; and

•

granted at market price, to which a discount is applied. With respect to bonuses for the financial years 2019 and before, the discount was 10%. With respect to bonuses for the financial year 2020 onwards, the discount amounts to maximum 20%. The discount is delivered in the form of restricted stock units, subject to specific restrictions or forfeiture provisions in the event of termination of service (“Discounted Shares”).

As an additional reward, executives who invest in voluntary shares also receive three matching shares from the Company for each voluntary share invested up to a limited total percentage of each executive’s variable compensation. These matching shares are also delivered in the form of restricted stock units (“Matching Shares”).

With respect to bonuses for the financial years 2019 and before, the restricted stock units relating to the Matching Shares and the Discounted Shares vest over a five-year period. With respect to bonuses for the financial year 2020 onwards, half of the restricted stock units relating to the Matching Shares and the Discounted Shares vest over a three-year period, while the other half vest over a five-year period. No performance conditions apply to the vesting of the restricted stock units. However, restricted stock units will only be granted under the double condition that the executive:

•	has earned a variable compensation, which is subject to the successful achievement of total company, business unit and individual performance targets (performance condition); and

•	has agreed to reinvest all or part of his or her variable compensation in company shares, which are subject to a lock-up as indicated above (ownership condition).

In the event of termination of service before the vesting date of the restricted stock units, forfeiture rules apply.

In accordance with the authorization granted in our bylaws, the variable compensation system deviates from article 7:91, indents 1 and 2 of the Belgian Companies Code, as it allows:

•

for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, eligible employees are encouraged to invest some or all of their variable compensation in voluntary shares. Such voluntary investment also leads to a grant of Matching Shares in the form of restricted stock units, of which half vest over a three-year period and half vest over a five-year period (with respect to bonuses for the financial years 2019 and before, a five-year vesting period applies to the restricted stock units relating to the Matching Shares and the Discounted Shares), ensuring sustainable long-term performance; and

•

for the voluntary shares granted under the Share-Based Compensation Plan to vest at their grant, instead of applying a vesting period of a minimum of three years. Nonetheless, half of the voluntary shares are subject to a three-year lock-up period and half are subject to a five-year lock-up period (with respect to bonuses for the financial years 2019 and before, a five-year vesting period applies to voluntary shares).

During 2019, we issued 1.907 million matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2018 and 2019 bonuses.

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

LTI Stock Option Plan Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. Grants made as from financial year 2020 will primarily take the form of restricted stock units.

LTI stock options have the following features:

•	upon exercise, each LTI stock option entitles the option holder to one share. As of 2010, we have also issued LTI stock options entitling the holder to one ADS;

•	an exercise price equal to the market price of our share or our ADS at the time of granting;

•	a maximum lifetime of 10 years and an exercise period that starts after five years; and

•	the LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in case of termination of service before the end of the five-year vesting period.

Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to us (as the absorbing company), with each outstanding LTI stock option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

The table below gives an overview of the LTI stock options on our shares that have been granted under the LTI Stock Option Plans outstanding as of 31 December 2019:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
30 November 2010	2.80	0.45	42.41	29 November 2020
30 November 2011	2.85	0.98	44.00	29 November 2021
30 November 2012	2.75	1.70	66.56	29 November 2022
14 December 2012	0.22	0.09	66.88	13 December 2022
2 December 2013	2.48	1.75	75.15	1 December 2023
19 December 2013	0.37	0.24	74.49	18 December 2023
1 December 2014	2.48	1.84	94.46	30 November 2024
17 December 2014	0.53	0.38	88.53	16 December 2024
1 December 2015	1.63	1.16	121.95	30 November 2025
22 December 2015	1.86	1.46	113.00	21 December 2025
1 December 2016	2.32	1.81	98.04	30 November 2026
15 December 2016	1.15	0.91	97.99	14 December 2026
13 January 2017	0.02	0.01	99.01	12 January 2027
20 January 2017	0.96	0.83	98.85	19 January 2027
5 May 2017	0.52	0.26	109.10	4 May 2027
1 December 2017	4.79	4.06	96.70	30 November 2027
22 January 2018	1.05	0.97	94.36	21 January 2028
8 March 2018	0.27	0.27	89.43	7 March 2028
3 December 2018	4.48	4.23	67.64	2 December 2028
25 January 2019	0.93	0.84	65.70	24 January 2029
1 March 2019	0.02	0.02	68.55	2 December 2028
2 December 2019	5.87	5.87	71.87	1 December 2029

The table below gives an overview of the LTI stock options on our ADS that have been granted under the LTI Stock Option Plans outstanding as of 31 December 2019:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2010	1.23	0.38	56.02	29 November 2020
30 November 2011	1.17	0.54	58.44	29 November 2021
30 November 2012	1.16	0.70	86.43	29 November 2022
14 December 2012	0.17	0.11	87.34	13 December 2022
2 December 2013	1.05	0.71	102.11	1 December 2023
19 December 2013	0.09	0.08	103.39	18 December 2023
1 December 2014	1.04	0.69	116.99	30 November 2024
17 December 2014	0.22	0.17	108.93	16 December 2024
1 December 2015	1.00	0.71	128.46	30 November 2025
22 December 2015	0.14	0.11	123.81	21 December 2025
1 December 2016	1.29	0.98	103.27	30 November 2026
15 December 2016	0.08	0.08	102.91	14 December 2026
1 December 2017	1.40	1.14	114.50	30 November 2027
3 December 2018	1.19	1.10	76.87	2 December 2028
2 December 2019	1.26	1.26	79.35	1 December 2029

Recurring Specific Long-Term Restricted Stock Unit Programs

As of 2010, we have in place four recurring specific long-term restricted stock unit programs.

Restricted Stock Units Program: This program allows for the offer of restricted stock units to certain employees in certain specific circumstances. Grants are made at the discretion of our Chief Executive Officer. For example, grants may be made as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. In 2019, no restricted stock units were granted under the program to members of the Executive Committee.

Exceptional Incentive Restricted Stock Units Program: This program allows for the exceptional offer of restricted stock units to certain employees at the discretion of our Remuneration Committee as a long-term retention incentive for our key employees. Employees eligible to receive a grant under the program will receive two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after 10 years. Under a variant of this program, restricted stock units may be granted with a shorter vesting period of between two and a half and three years for the first half, and five years for the second half. In case of termination of service before the vesting date, specific forfeiture rules apply. Beginning in 2017, instead of restricted stock units, stock options may also be granted under this program, with similar vesting and forfeiture rules. No restricted stock units were granted under the program to members of the Executive Committee in 2019.

Share Purchase Program: This program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of three matching shares for each share invested or, as the case may be, a number of matching shares corresponding to a fixed monetary value that depends on seniority level. The matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. Beginning in 2016, instead of restricted stock units, stock options may also be granted under this program with similar vesting and forfeiture rules. No shares under the program were purchased by members of the Executive Committee in 2019.

Performance-Based Restricted Stock Units: This program allows for the offer of performance-based restricted stock units (“Performance RSUs”) to certain members of our management. Upon vesting, each Performance RSU gives the eligible employee the right to receive one existing Ordinary Share. The Performance RSUs have a vesting period of five years or of ten years. The shares resulting from the vesting of the Performance RSUs will only be delivered provided a performance test is met by the company. Specific forfeiture rules apply if the employee leaves the company before the vesting date or if the performance test is not achieved by a certain date. These Performance RSUs are subject to an organic EBITDA compounded annual growth rate target set by the Board. Other performance test criteria may be used for future grants. No restricted stock units were granted under the program to members of the Executive Committee in 2019.

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

Ambev Exchange of Share-Ownership Program

From time to time certain of Ambev’s senior employees are transferred to us and vice versa. In order to encourage management mobility and ensure that the interests of these managers are fully aligned with our interests, our Board has approved a program that aims at facilitating the exchange by these senior employees of their Ambev shares into our shares (the “ABI/Ambev Exchange Program”). Under the ABI/Ambev Exchange Program, Ambev shares can be exchanged for our shares based on the average share price of both the Ambev shares and our shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares and provided that the manager remains in service during this period.

In 2019, no member of the Executive Committee participated in the ABI/Ambev Exchange Program.

Programs for Maintaining Consistency of Benefits Granted and for Encouraging Global Mobility of Executives

Two programs aimed at maintaining consistency of benefits granted to eligible employees and encouraging the international mobility of eligible employees while complying with all legal and tax obligations were approved at the annual shareholders’ meeting of former AB InBev on 27 April 2010.

The Exchange Program: Under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant1 and the options granted under the April 2009 Exceptional Grant2 could be released, e.g., for eligible employees who moved to the United States (“Exchange Program”). These eligible employees were then offered the opportunity to exchange their options against a number of our shares that remained locked up until 31 December 2018 (five years longer than the original lock-up period).

Because the Series A Options granted under the November 2008 Exceptional Grant and the Options granted under the April 2009 Exceptional Grant vested on 1 January 2014, the Exchange Program is no longer relevant for these options. Instead, the Exchange Program has now become applicable to the Series B Options granted under the November 2008 Exceptional Grant. Under the extended program, eligible employees who are relocated, e.g., to the United States, can elect to exchange their options against a number of our Ordinary Shares that, in principle, remain locked up until 31 December 2023 (five years longer than the original lock-up period).

1

The Series A Options have a duration of 10 years from granting and vested on 1 January 2014. The Series B Options have a duration of 15 years from granting and vest on 1 January 2019. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items), ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is 10.32 (USD 11.82) or EUR 10.50 (USD 12.02), which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008. In January 2019, Felipe Dutra exercised 542,226 options of 25 November 2008 with a strike price of EUR 10.32 and 343,884 options of 1 December 2009 with a strike price of EUR 33.24. In August 2019, David Almeida exercised 361,484 options of 25 November 2008 with a strike price of EUR 10.32.

2

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

In 2019, no exchanges were executed under this program by members of the Executive Committee.

Under a variant of this plan, upon recommendation of the Remuneration Committee, our Board has also approved a variant of the Exchange Program to allow the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for eligible employees who are relocated, e.g., to the United States. The shares that result from the exercise of these options will, in principle, remain blocked until 31 December 2023. No options were accelerated in accordance with this approval in 2019.

The Dividend Waiver Program: The dividend protection feature of the outstanding options, where applicable, owned by eligible employees who move to the United States will be canceled. In order to compensate for the economic loss which results from this cancellation, a number of new options will be granted to these eligible employees with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules, of the new options are identical to the outstanding options for which the dividend protection feature is canceled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the eligible employees concerned. In 2019, no options were granted under this program to members of the Executive Committee.

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

Exceptional Long-Term Incentives

Options or restricted stock units may be granted from time to time to members of our management:

•	who have made a significant contribution to the success of the company; or

•	who have made a significant contribution in relation to acquisitions and/or the achievement of integration benefits; or

•	to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious short or long-term growth agenda.

Vesting of such options or Restricted Stock Units may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants.

Grants made as from financial year 2020 will primarily take the form of restricted stock units.

The following exceptional long-term incentive plans are currently in place:

2020 Incentive Plan: options can be granted to selected members of our management, who are considered to be instrumental in helping us achieve our ambitious growth target (the “2020 Incentive Plan”). Each option gives the grantee the right to purchase one existing share. The options have a duration of 10 years from granting and vest after five years. The options only become exercisable provided a performance test is met by AB InBev. This performance test is based on a net revenue amount which must be achieved by 2022 at the latest.

No options under the 2020 Incentive Plan were granted to members of the Executive Committee in 2019.

Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev were automatically transferred to us (as the absorbing company), with each outstanding LTI stock option giving a right to a share of AB InBev (the absorbing company) instead of a share of former AB InBev (the absorbed company).

Integration Incentive Plan: options can be granted to selected members of our management considering the significant contribution that these employees can make to the success of the company and the achievement of integration benefits (“Integration Incentive Plan”).

Each option gives the grantee the right to purchase one existing ordinary AB InBev share. The exercise price of the options is set at an amount equal to the market price of the share at the time of grant.

The options have a duration of 10 years from grant and vest on 1 January 2022 and only become exercisable provided we meet a performance test by 31 December 2021 at the latest. This performance test is based on an EBITDA compounded annual growth rate target and may be complemented by additional country- or region-specific or function-specific targets. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or the vesting date.

In 2019, no additional options were granted under the Integration Incentive Plan to members of the Executive Committee.

Incentive Plan for SAB Employees: options can be granted to employees of former SAB (the “Incentive Plan for SAB Employees”). The grant results from the commitment that we have made under the terms of the combination with SAB, that we would, for at least one year, preserve the terms and conditions for employment of all employees that remained with SAB.

Each option gives the grantee the right to purchase one existing ordinary AB InBev share. The exercise price of the options is set at an amount equal to the market price of the share at the time of grant.

The options have a duration of 10 years as from granting and vest after three years. Specific forfeiture rules apply if the employee leaves the company before the vesting date.

In 2019, no options were granted under the Incentive Plan for SAB employees to members of the Executive Committee.

Long Run Stock Options Incentive Plan: options can be granted to selected members of our management to incentivize and retain senior leaders who are considered to be instrumental in achieving our ambitious long-term growth agenda over the next 10 years (“Long Run Stock Options Incentive Plan”).

Each option gives the grantee the right to purchase one existing share. The exercise price of the options is set at the closing share price on the day preceding the grant date. The options have a duration of 15 years as from granting and, in principle, vest after 5 or 10 years. The options only become exercisable provided a performance test is met by AB InBev. This performance test is based on an organic EBITDA compounded annual growth rate target. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date.

In 2019, no additional options were granted under the Long Run Stock Options Incentive Plan to members of the Executive Committee.

Performance Related Incentive Plan for Disruptive Growth Function

In 2016, we implemented a new performance related incentive plan, which substituted the long-term incentive stock option plan for those eligible employees in the Disruptive Growth Function, called ZX Ventures. The Disruptive Growth Function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences, such as brew pubs, and is headed by Pedro Earp, Chief Marketing and ZX Ventures Officer.

The new incentive plan, which is inspired by compensation models in technology and start-up businesses, aims at specifically linking compensation to the value creation and success of the disruptive growth business within the AB InBev Group.

Eligible employees are granted performance units whose value depends on the internal rate of return of their business area. The units will vest after five years, provided a performance test is met, which is based on a minimal growth rate of the internal rate of return. At vesting, the performance units may be settled in cash or in our Ordinary Shares. Specific forfeiture rules apply if the executive leaves the AB InBev Group.

Compensation of Directors and Executives

Unless otherwise specified, all compensation amounts in this section are gross of tax.

Board of Directors

Our directors receive fixed compensation in the form of annual fees and share-based compensation in the form of restricted stock units (“RSUs”). Our Remuneration Committee recommends the level of remuneration for directors, including the Chair of the Board. These recommendations are subject to approval by our Board and, subsequently, by our shareholders at the annual general meeting. The Remuneration Committee benchmarks directors’ compensation against peer companies. In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the Board committees and the rules for reimbursement of directors’ business-related, out-of-pocket expenses. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.”

Board Compensation in 2019

The fixed annual fee for our directors in 2019 amounted to EUR 75,000 (USD 84,255), except for the Chair of the Board and the Chair of the Audit Committee, whose fixed annual fees amounted to EUR 255,000 and EUR 127,500 respectively. On 24 April 2019, the annual shareholders’ meeting resolved that the fixed annual fee of the directors will no longer be supplemented by any attendance fee for each additional physical Board meeting after ten (10) meetings or for each Committee meeting attended.

In addition, a fixed annual retainer applied as follows: (a) EUR 28,000 (USD 31,455) for the Chair of the Audit Committee, EUR 14,000 (USD 15,728) for the other members of the Audit Committee, (c) EUR 14,000 (USD 15,728) for each of the Chairs of the Finance Committee, the Remuneration Committee and the Nomination Committee and (d) EUR 7,000 (USD 7,864) to each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee.

We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

On 24 April 2019, the annual shareholders’ meeting of AB InBev granted each director restricted stock units corresponding to a fixed gross value of EUR 200,000. The Chair of the Board was granted restricted stock units corresponding to a fixed gross value of EUR 550,000 and the Chair of the Audit Committee was granted restricted stock units corresponding to a fixed gross value of EUR 350,000. Such restricted stock units will vest after 5 years and, upon vesting, will entitle their holders to one AB InBev share per restricted stock unit (subject to any applicable withholding). These restricted stock units replace the stock options to which the directors were previously entitled.

The table below provides an overview of the fixed and share-based compensation that our directors received in 2019(1).

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of RSUs granted
		(EUR)	(EUR)	(EUR)
María Asunción Aramburuzabala	10	75,000	0	75,000	2,505
Martin J. Barrington(2)	10	195,000	18,667	213,667	1,558
Alexandre Behring(4)	2	25,000	2,333	27,333	2,505
Michele Burns	8	127,500	39,667	167,167	4,384
Sabine Chalmers(5)	7	50,000	0	50,000	0
Paul Cornet de Ways Ruart	10	75,000	4,667	79,667	2,505
Stéfan Descheemaeker(4)	3	25,000	2,333	27,333	2,505
Grégoire de Spoelberch	10	75,000	7,000	82,000	2,505
Claudio Garcia(5)	7	50,000	4,667	54,667	0
William F. Gifford Jr.(3)	9	0	0	0	0
Olivier Goudet(4)	3	85,000	9,333	94,333	6,890
Paulo Lemann	10	75,000	7,000	82,000	2,505
Xiaozhi Liu(5)	7	50,000	9,333	59,333	0
Alejandro Santo Domingo	9	75,000	0	75,000	2,505
Elio Leoni Sceti	10	75,000	21,000	96,000	2,505
Carlos Alberto da Veiga Sicupira(4)	3	25,000	2,333	27,333	2,505
Cecilia Sicupira(5)	7	50,000	4,667	54,667	0
Marcel Herrmann Telles	10	75,000	28,000	103,000	2,505
Alexandre Van Damme	10	75,000	21,000	96,000	2,505

All directors as group		1,282,500	182,000	1,464,500	40,387

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

(2)

Mr. Barrington has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate up to the date of his retirement as Chief Executive Officer of Altria on 18 May 2018. Mr. Barrington’s annual remuneration is prorated for the exercise of his mandate during the remainder of 2018, which impacted the share based remuneration he received in 2019 based on the 2018 calendar year.

(3)	Mr. Gifford has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate in 2019.
(4)	Member of the Board until 24 April 2019.
(5)	Member of the Board since 24 April 2019.

Stock Options Held by Directors

The table below sets forth, for each of our current directors, the number of LTI stock options they owned as of 31 December 2019(1):

	LTI 26	LTI 25	LTI 24	LTI 23	LTI 22	Total options
Grant date	25 April 2018	26 April 2017	27 April 2016	29 April 2015	30 April 2014
Expiry date	24 April 2028	25 April 2027	26 April 2026	28 April 2025	29 April 2024
María Asunción Aramburuzabala	15,000	15,000	15,000	15,000	0	60,000
Martin J. Barrington(2)	0	0	0	0	0	0
Sabine Chalmers(3)(4)	0	0	0	0	0	0
Michele Burns	25,500	25,500	25,500	0	0	76,500
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	15,000	75,000
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	15,000	75,000
Claudio Garcia(3)(4)	0	0	0	0	0	0
William F. Gifford Jr.(2)	0	0	0	0	0	0
Paulo Lemann	15,000	15,000	15,000	15,000	0	60,000
Xiaozhi Liu	0	0	0	0	0	0
Alejandro Santo Domingo	15,000	15,000	0	0	0	30,000
Elio Leoni Sceti	15,000	15,000	15,000	15,000	0	60,000
Cecilia Sicupira(3)	0	0	0	0	0	0
Marcel Telles	15,000	15,000	15,000	15,000	15,000	75,000
Alexandre Van Damme	15,000	15,000	15,000	15,000	15,000	75,000

Strike price (EUR)	84.47	104.50	113.25	113.10	80.83	—

Note:

(1)

At the annual shareholders’ meeting of former AB InBev on 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan (see “—Share-Based Payment Plans—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged. Following the completion of the combination with SAB on 10 October 2016, all rights and obligations attached to the outstanding LTI stock options of former AB InBev have been automatically transferred to Anheuser-Busch InBev (the absorbing company), with each outstanding LTI stock option giving right to one share of Anheuser-Busch InBev (the absorbing company) instead of one share of former AB InBev (the absorbed company). In 2019, no LTI stock options listed in the table above were exercised by directors. No LTI stock options were granted to directors in 2019.

(2)

Mr. Barrington has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate up to the date of his retirement as Chief Executive Officer of Altria on 18 May 2018. Mr. Barrington’s annual remuneration is prorated for the exercise of his mandate during the remainder of 2018. Mr. Gifford has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of their mandate in 2019.

(3)	Member of the Board since 24 April 2019.
(4)

Claudio Garcia and Sabine Chalmers do not hold stock options under our LTI Stock Options Plan for directors. However, they do still hold certain stock options that were awarded to them in the past in their capacity as executives of AB InBev.

Board Share Ownership

The table below sets forth, as of the most recent practicable date, the number of our shares owned by our directors serving in 2019 and year-to-date 2020:

Name	Number of our shares held	% of our outstanding shares
María Asunción Aramburuzabala	(*)	(*)
Martin J. Barrington	(*)	(*)
Claudio Garcia	(*)	(*)
Michele Burns	(*)	(*)
Paul Cornet de Ways Ruart	(*)	(*)
Sabine Chalmers	(*)	(*)
Grégoire de Spoelberch	(*)	(*)
William F. Gifford Jr.	(*)	(*)
Xiaozhi Liu	(*)	(*)
Paulo Lemann	(*)	(*)
Elio Leoni Sceti	(*)	(*)
Alejandro Santo Domingo	(*)	(*)
Cecilia Sicupira	(*)	(*)
Marcel Herrmann Telles	(*)	(*)
Alexandre Van Damme	(*)	(*)

TOTAL	22.48 million	1.11%

Note:

(*) Each director owns less than 1% of our outstanding shares as of the most recent practicable date.

Executive Committee

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

Our executive compensation and reward programs are overseen by our Remuneration Committee. It submits recommendations on the remuneration policies and individual remuneration packages for the Board of Directors, the Chief Executive Officer, the Executive Committee and the senior leadership team to the Board for approval. It ensures that the CEO and members of the Executive Committee and senior leadership team are incentivized to achieve, and are compensated for, exceptional performance. It also ensures the maintenance and continuous improvement of the company’s compensation framework, which applies to all employees. Such compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of its employees with the interests of all shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policies applicable to the Board, the CEO and the other members of the Executive Committee.

The Board approves our targets and individual annual targets of the CEO and the other members of the Executive Committee and senior leadership team and the Remuneration Committee assesses the target achievement and corresponding annual and long-term incentives of the CEO and the other members of the Executive Committee and senior leadership team. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.” In addition, the decision auditory to approve the remuneration policy, prior to its submission to the shareholders’ meeting, and the determination of the remuneration of the CEO and the other Executive Committee and senior leadership team members is vested with the Board upon recommendation of the Remuneration Committee. No member of the Executive Committee is at the same time a member of the Board of Directors. As regards the remuneration of the directors, all decisions are adopted by the shareholders’ meeting.

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

Unless otherwise specified, the information and amounts in this section relate to the members of our Executive Committee as of 1 January 2020. See “—A. Directors and Senior Management—Administrative, Management, Supervisory Bodies and Senior Management Structure.”

Base Salary

In order to ensure alignment with market practice, base salaries are reviewed against benchmarks on an annual basis. These benchmarks are collated by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of Fast Moving Consumer Goods peer companies (“Peer Group”) is used when available. The Peer Group includes, among others, Apple, Coca Cola Company, Procter & Gamble, IBM, Oracle, Diageo and PepsiCo. The Peer Group may be revised from time to time by the Remuneration Committee, it being understood that the Peer Group will remain consistent with our activities. If Peer Group data are not available for a given role, data from Fortune 100 companies are used. Our executives’ base salaries are intended to be aligned to mid-market levels for the appropriate market. Mid-market means that for a similar job in the market, 50% of companies in that market pay less. Executives’ total compensation is intended to be 10% above the third quartile.

In 2019, based on his employment contract, our Chief Executive Officer earned a fixed salary of EUR 1.46 million (USD 1.64 million). The other members of our Executive Committee earned an aggregate base salary of EUR 2.27 million (USD 2.55 million).

Variable Performance-Related Compensation – Share-Based Compensation Plan

The variable performance-related compensation element of remuneration for members of our Executive Committee is aimed at rewarding executives for driving our short- and long-term performance.

The target variable compensation is expressed as a percentage of the annual market reference salary applicable to the executive based. The on-target bonus percentage theoretically amounts to maximum 200% of the market reference salary for members of the Executive Committee and 340% for the Chief Executive Officer. An additional incentive of 20% on a bonus amount may be awarded by the Remuneration Committee in the case of overachievement or other exceptional circumstances.

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

In addition, the final individual bonus pay-out percentage also depends on each executive’s personal achievement of his or her individual performance targets. Individual performance targets of the Chief Executive Officer and our Executive Committee may consist of financial and non-financial targets, such as sustainability and other elements of corporate social responsibility, as well as compliance- and ethics-related targets. Typical performance measures in this area can relate to employee management, talent pipeline, Better World goals and compliance dashboards, among other metrics and are linked directly to the achievement of strategic objectives to drive the sustainability of our financial performance.

Targets achievement is assessed by the Remuneration Committee on the basis of accounting and financial data.

Variable compensation is generally paid annually in arrears after publication of our full-year results, in or around March of the relevant year. In exceptional circumstances, the variable compensation may be paid out semi-annually at the discretion of the Board. In such cases, the first half of the variable compensation is paid shortly after publication of the half-year results, and the second half of the variable compensation is paid after publication of the full-year results. For 2019, a first installment of the variable compensation was paid in July 2019 (variable compensation awarded related to the first half of 2019) and the remainder of the variable compensation for the executives will be paid in arrears after publication of our full-year results in or around March 2020.

Variable Compensation for Performance in 2019 – Expected to Be Paid in March 2020

For 2019, based on the company’s target achievement during the year 2019 and the executives’ individual target achievement, the total bonus for the Executive Committee, including the Chief Executive Officer, effectively amounted to approximately 137% of their 2019 base salary. For the Chief Executive Officer, the total bonus effectively amounted to approximately 179% of his 2019 base salary.

For the full year 2019, the Chief Executive Officer earned variable compensation of EUR 2.61 million (USD 2.93 million). The other members of the Executive Committee earned aggregate variable compensation of EUR 2.49 million (USD 2.80 million).

The amount of variable compensation is based on our company’s performance during the year 2019 and the executives’ individual target achievements. A first installment of the variable compensation was paid in July 2019 and any remainder of the variable compensation is expected to be paid in March 2020.

The following table sets forth information regarding the number of the company’s shares voluntarily acquired and Matching Shares granted in July 2019 to the Chief Executive Offer and the other members of the Executive Committee as at 31 December 2019 related to the first half of 2019 under the Share-based compensation plan. The Matching Shares were granted in the form of restricted stock units and vest after five years, on 29 July 2024.

Name	Voluntary Shares acquired	Matching Shares granted
Carlos Brito	15,244	61,422
David Almeida	2,452	11,069
John Blood	1,348	6,469
Felipe Dutra	5,407	22,030
David Kamenetzky (until 30 June 2019)	0	0

Long-Term Incentive Stock Options

On 25 January 2019, 88,864, 33,853, 126,979 and 84,633 long-term stock options (having an exercise price of EUR 65.70 (USD 73.81)) were granted to respectively each of David Almeida, John Blood, Felipe Dutra and David Kamenetzky (who was a member of the Executive Committee until 30 June 2019). Additionally, 100,961 and 67,307 long-term stock options (having an exercise price of EUR 71.87 (USD 80.74)) were granted on 2 December 2019 to respectively each of David Almeida and John Blood.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 25 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 for further details on our employee benefits.

Our Chief Executive Officer participates in a defined contribution plan. No annual contributions were due by the Company under his plan in 2019. The total amount we had set aside to provide pension, retirement or similar benefits for members of our Executive Committee in the aggregate was USD 0.20 million as of 31 December 2019. See note 34 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.

Other Compensation

We also provide executives with disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed. In 2019, the costs of these benefits amounted to approximately USD 0.04 million for the CEO and approximately USD 0.09 million in aggregate for the other members of the Executive Committee.

Employment Agreements and Termination Arrangements

Terms and conditions of employment of the members of our Executive Committee are included in individual employment agreements, which are for an indefinite period of time. Executives are also required to comply with our policies and codes such as the Code of Business Conduct and Code of Dealing and are subject to exclusivity, confidentiality and non-compete obligations.

The employment agreement typically provides that the executive’s eligibility for payment of variable compensation is determined exclusively on the basis of the achievement of corporate and individual targets to be set by us. The specific conditions and modalities of the variable compensation are fixed by us in a separate plan which is approved by the Remuneration Committee.

The termination arrangements for the members of the Executive Committee provide for a termination indemnity of 12 months of remuneration including variable compensation in case of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if we decide to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months.

Carlos Brito was appointed to serve as our Chief Executive Officer starting as of 1 March 2006. In the event of termination of his employment other than on the grounds of serious cause, he is entitled to a termination indemnity of 12 months of remuneration including variable compensation as described above.

Our share-based compensation and long-term incentive plans contain a malus provision for all grants made since March 2019. Such provision provides that the stock options and/or restricted stock units granted to an executive will automatically expire and become null and void in the scenario where the executive is found by the Global Ethics and Compliance Committee to be (i) responsible for a material breach of our Code of Business Conduct; or (ii) subject to a material adverse court or administrative decision, in each case in the period before the exercise of the stock options or vesting of the restricted stock units.

Options Owned by Executives

The table below sets forth the number of LTI stock options and matching options owned by the members of our Executive Committee in aggregate as of 31 December 2019 under the LTI Stock Option Plan Executives, the Share-Based Compensation Plans, the November 2008 Exceptional Grant, the 2020 Incentive Plan, the Integration Incentive Plan and the Long Run Stock Options Incentive Plan. Members of our Executive Committee do not hold any warrants or stock options relating to our shares under our other incentive plans.

Program (1)	Options held in aggregate by our Executive Committee	Strike price (EUR)	Grant date	Expiry date
LTI Stock Option Plan 2009	0	35.90	18 December 2009	17 December 2019
LTI Stock Option Plan 2009	57,829	42.41	30 November 2010	29 November 2020
LTI Stock Option Plan 2009	336,713	44.00	30 November 2011	29 November 2021
LTI Stock Option Plan 2009	672,835	66.56	30 November 2012	29 November 2022
LTI Stock Option Plan 2009	440,931	75.15	2 December 2013	1 December 2023
LTI Stock Option Plan 2009	276,102	94.46	1 December 2014	30 November 2024
LTI Stock Option Plan 2009	24,564	121.95	1 December 2015	30 November 2025
LTI Stock Option Plan 2009	611,565	113.00	22 December 2015	21 December 2025
LTI Stock Option Plan 2009	18,635	98.04	1 December 2016	30 November 2026
LTI Stock Option Plan 2009	551,276	98.85	20 January 2017	19 January 2027
LTI Stock Option Plan 2009	594,936	94.36	22 January 2018	21 January 2028
LTI Stock Option Plan 2009	249,696	65.70	25 January 2019	24 January 2029
LTI Stock Option Plan 2009	168,268	71.87	2 December 2019	1 December 2029
Matching options 2008	0	34.34	3 March 2008	2 March 2018
Matching options 2009	0	20.49	6 March 2009	5 March 2019
Matching options 2009	0	27.06	14 August 2009	13 August 2019
Matching options 2010	0	36.52	5 March 2010	4 March 2020
November 2008 Exceptional Grant Options Series B	0	10.50	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B	1,626,679	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(3)	1,260,596	33.24	1 December 2009	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 11(3)	0	40.35	11 July 2011	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 13(3)	0	75.82	15 May 2013	24 November 2023
Matching options 2009 – Dividend Waiver 13(3)	0	75.82	15 May 2013	5 March 2019
Matching options 2009 – Dividend Waiver 13(3)	0	75.82	15 May 2013	13 August 2019
2020 Incentive Options(4)	47,823	113.00	22 December 2015	21 December 2025
Integration Incentive Stock Options(5)	261,706	109.10	5 May 2017	4 May 2027
Long Run Stock Options Incentive Plan(6)	2,002,504	96.70	1 December 2017	31 December 2032
Long Run Stock Options Incentive Plan	1,708,044	80.34	18 May 2018	31 December 2032

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

(2)	Options granted in form of American Depositary Receipts (strike price is in USD).
(3)	Options granted under the Dividend Waiver Program. See “—Share-Based Payment Plans.”
(4)	Options granted under the 2020 Incentive Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”
(5)	Options granted under the Integration Incentive Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”
(6)	Options granted under the Long Run Stock Options Incentives= Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”

Executive Share Ownership

The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the Executive Committee to one year of base salary (gross). Newly appointed Executive Committee members have three years to reach such threshold following the date of their appointment.

The table below sets forth, as of the most recent practicable date, the number of our shares owned by the members of the Executive Committee serving in 2019:

Name	Number of our shares held	% of our outstanding shares
Carlos Brito – CEO	(*)	(*)
David Almedia	(*)	(*)
John Blood	(*)	(*)
Felipe Dutra	(*)	(*)
David Kamenetzky (until 30 June 2019)	(*)	(*)
TOTAL	6.00 million	<1%

Note:

(*)	Each member of our Executive Committee serving in 2019 owns less than 1% of our outstanding shares as of the most recent practicable date.

C. BOARD PRACTICES

General

Our directors are appointed by our shareholders’ meeting, which sets their remuneration and term of mandate. Their appointment is published in the Belgian Official Gazette (Moniteur belge). No service contract is concluded between us and our directors with respect to their Board mandate. Our Board also may request a director to carry out a special mandate or assignment. In such case, a special contract may be entered into between us and the respective director. For details of the current directors’ terms of office, see “—A. Directors and Senior Management—Board of Directors —Role and Responsibilities, Composition, Structure and Organization.” We do not provide pensions, medical benefits or other benefit programs to directors.

Information about Our Committees

General

Our Board is assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

The existence of the Committees does not affect the responsibility of our Board. Board committees meet to prepare matters for consideration by our Board. By exception to this principle, (i) the Remuneration Committee may make decisions on individual compensation packages, other than with respect to our Chief Executive Officer, our Executive Committee and our senior leadership team (which are submitted to our Board for approval) and on performance against targets, and (ii) the Finance Committee may make decisions on matters specifically delegated to it under our Corporate Governance Charter, in each case without having to refer to an additional Board decision. Each of our Committees operates under typical rules for such committees under Belgian law, including the requirement that a majority of the members must be present for a valid quorum and decisions are taken by a majority of members present.

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

The Chief Executive Officer, Chief Legal and Corporate Affairs Officer and Chief Financial and Technology Officer are invited to the meetings of the Audit Committee, unless the Chair or a majority of the members decide to meet in closed session.

The current members of the Audit Committee are M. Michele Burns (Chair), Martin J. Barrington, Xiaozhi Liu and Elio Leoni Sceti.

Our Board of Directors has determined that M. Michele Burns is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

The current members of the Finance Committee are Alexandre Van Damme (Chair), Grégoire de Spoelberch, Paulo Alberto Lemann, Cecilia Sicupira, William F. Gifford Jr. and M. Michele Burns.

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

The Remuneration Committee

The Remuneration Committee consists of three members appointed by the Board, all of whom are non-executive directors. The Chair of the Remuneration Committee is a representative of the controlling shareholders and the other two members meet the requirements of independence as established in our Corporate Governance Charter and by Belgian company law. The Chair of our Remuneration Committee would not be considered independent under NYSE rules, and, therefore, our Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of compensation committees. The Chief Executive Officer and the Chief People Officer are invited ex officio to the meetings of the Committee unless explicitly decided otherwise.

The current members of the Remuneration Committee are Marcel Herrmann Telles (Chair), M. Michele Burns and Elio Leoni Sceti.

The Remuneration Committee meets at least four times a year, and more often if required, and can be convoked by its Chair or at the request of at least two of its members.

The Remuneration Committee’s principal role is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the Chief Executive Officer, the Executive Committee and the senior leadership team, and on their individual remuneration packages. The Committee ensures that the Chief Executive Officer and members of the Executive Committee and senior leadership team are incentivized to achieve, and are compensated for, exceptional performance. The Committee also ensures the maintenance and continuous improvement of our company’s compensation policy, which applies to all employees. Such compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of its employees with the interests of all shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policy applicable to the directors, the Chief Executive Officer and the other members of the Executive Committee and senior leadership team.

In certain exceptional circumstances, the Remuneration Committee or its appointed designees, together with the approval of the Board, may grant limited waivers from lock-up requirements provided that adequate protections are implemented to ensure that the commitment to hold shares remains respected until the original termination date. These exceptional circumstances cover situations in which the waivers are necessary to serve the long-term interests and sustainability of the company as a whole or to assure its viability.

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

The current members of the Nomination Committee are Marcel Herrmann Telles (Chair), Martin J. Barrington, Claudio Garcia, Paul Cornet de Ways Ruart and Alexandre Van Damme.

The Nomination Committee’s principal role is to guide the Board succession process. The Nomination Committee identifies persons qualified to become Board members and recommends director candidates for nomination by the Board and election at the shareholders’ meeting. The Nomination Committee also guides the Board with respect to all its decisions relating to the appointment and retention of key talent within our company.

D. EMPLOYEES

As of 31 December 2019, we employed approximately 170,000 employees as compared to approximately 172,000 as of 31 December 2018.

Overview of Employees per Business Segment

The table below sets out the number of full-time employees at the end of each relevant period in our business segments.

	As of 31 December
	2019	2018(1)(2)	2017(2)
North America	20,040	19,323	19,306
Middle Americas	52,412	53,140	56,006
South America	41,603	40,503	41,140
EMEA	23,804	23,604	26,823
Asia Pacific	29,482	31,523	36,386
Global Export and Holding Companies	4,574	4,683	3,254

Total	171,915	172,776	182,915

Note:

(1)

The reduction of employees in 2018 compared to 2017, mainly results from the combination of the AB InBev Russia and Ukraine businesses under AB InBev Efes. As a result of that transaction, we have stopped consolidated our Russia and Ukraine businesses and account for the investment in AB InBev Efes under the equity method as of 30 March 2018.

(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the years ended 31 December 2018 and 2017 have been restated to reflect this allocation.

Employee Compensation and Benefits

To support our culture that recognizes and values results, we offer employees competitive salaries benchmarked to fixed mid-market local salaries, combined with variable incentive schemes based on individual performance and performance of the business entity in which they work. Senior employees above a certain level are eligible for the Share-Based Compensation Plan. See “—B. Compensation—Share-Based Payment Plans—Share-Based Compensation Plan” and “—B. Compensation—Compensation of Directors and Executives—Executive Committee”. Depending on local practices, we offer employees and their family members pension plans, life insurance, medical, dental and optical insurance, death-in-service insurance and illness and disability insurance. Some of our countries have tuition reimbursement plans and employee assistance programs.

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

A. MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure as at 31 December 2019 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis prior to 15 December 2019 for the purpose of updating the above information, and (iii) information included in public filings with the SEC.

The first thirteen entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of article 3, §1, 13º of the Belgian Law of 2 May 2007 on the notification of significant shareholdings, and (ii) the eleventh, twelfth and thirteenth entities act in concert with the first ten entities within the meaning of article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by us and the Financial Services and Markets Authority (“FSMA”) in accordance with article 6 of the Belgian Law of 2 May 2007 on the notification of significant shareholdings and (ii) notifications to the company made on a voluntary basis prior to 15 December 2019, in aggregate, 849,447,148 Ordinary Shares, representing 43.35% of the voting rights attached to the shares outstanding as of 31 December 2019 excluding the 59,862,847 treasury shares held by us and certain of our subsidiaries. Pursuant to our articles of association, shareholders are required to notify us as soon as the amount of securities held giving voting rights exceeds or falls below a 3% threshold and 7.5% threshold.

Major shareholders	Number of shares	% of voting rights attached to our outstanding shares held(9)
Holders of Ordinary Shares
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “Stichting”)(1)(2)	663,074,832	33.84%
EPS Participations S.à.R.L, a company incorporated under Luxembourg law, affiliated with Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(3)(5) (“EPS Participations”)	131,898,152	6.73%
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with BRC S.à.R.L(2)(3)(5) (“EPS”)	99,999	0.01%
BRC S.á.R.L., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with EPS(2)(4) (“BRC”)	37,598,146	1.92%
Rayvax Société d’Investissements SA, a company incorporated under Belgian law (“Rayvax”)	24,158	0.00%
Sébastien Holding SA, a company incorporated under Belgian law, affiliated with Rayvax, its parent company(2)	10	0.00%
Fonds Verhelst SPRL, a company with a social purpose incorporated under Belgian law	0	0.00%
Fonds Voorzitter Verhelst SPRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL, which controls it	6,997,665	0.36%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0.00%
Fonds Baillet Latour SC, a company incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, which controls it(6)	5,485,415	0.28%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	4,005,303	0.20%
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	4,468	0.00%
Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	259,000	0.01%
Holders of Restricted Shares
Altria Group, Inc. (7) (“Altria”)	185,115,417	9.45%
BEVCO Lux S.à R.L(8) (“BEVCO”)	96,862,718	4.94%

Note:

(1)

See section “—Controlling Shareholder” below. By virtue of their responsibilities as directors of the Stichting, Sabine Chalmers, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of our Ordinary Shares held by the Stichting. However, each of these individuals disclaims such beneficial ownership in such capacity.

(2)	See section “—Shareholders’ Arrangements” below.
(3)

By virtue of their responsibilities as directors of EPS and EPS Participations, Sabine Chalmers, Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme may be deemed, under the rules of the SEC, to be beneficial owners of our Ordinary Shares held by EPS and EPS Participations. However, each of these individuals disclaims such beneficial ownership in such capacity.

(4)

Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira have disclosed to us that they control BRC and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our Ordinary Shares held by BRC. By virtue of their responsibilities as directors of BRC, Alexandre Behring, Carlos Alberto Sicupira, Jorge Paulo Lemann, Paulo Alberto Lemann, Marc Lemann, Cecilia Sicupira, Marcel Herrmann Telles, Claudio Garcia, Roberto Thompson Motta and Eduardo Saggioro may also be deemed, under the rules of the SEC, to be the beneficial owners of our Ordinary Shares held by BRC. However, Alexandre Behring, Paulo Alberto Lemann, Marc Lemann, Cecilia Sicupira, Claudio Garcia, Roberto Thompson Motta and Eduardo Saggioro disclaim such beneficial ownership in such capacity.

(5)	On 18 December 2013, EPS contributed to EPS Participations its certificates in the Stichting and the shares it held directly in former AB InBev, except for 100,000 shares.
(6)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour.
(7)

In addition to the Restricted Shares listed above, Altria announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the combination with SAB, it purchased 11,941,937 Ordinary Shares in the company. Altria further increased its position of Ordinary Shares in the Company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by the Stichting dated 1 November 2016, resulting in an aggregate ownership of 10.08% based on the number of shares with voting rights as at 31 December 2019.

(8)

In addition to the Restricted Shares listed above, BEVCO announced in a notification made on 17 January 2017 in accordance with the Belgian Law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. BEVCO disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.25% based on the number of shares with voting rights as at 31 December 2019.

(9)

Percentages are calculated on the total number of outstanding shares as at 31 December 2019 (2,019,241,973 shares) minus the number of outstanding shares held in treasury by us and certain of our subsidiaries as at 31 December 2019 (59,862,847 Ordinary Shares).

U.S. Holders of Record

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2019, we had 7,782,790 registered Ordinary Shares and 185,120,057 registered Restricted Shares held by 836 record holders in the United States, representing approximately 192.90 million of the voting rights attached to our shares outstanding as of such date. As of 31 December 2019, we also had 88,916,046 ADSs outstanding, each representing one Ordinary Share.

Controlling Shareholder

Our controlling shareholder is the Stichting, a foundation organized under the laws of the Netherlands which represents an important part of the interests of the founding Belgian families of Interbrew (mainly represented by EPS) and the interests of the Brazilian families which were previously the controlling shareholders of Ambev (represented by BRC).

As of 31 December 2019, the Stichting owned 663,074,832 of our shares, which represented a 33.84% voting interest based on the number of our shares outstanding as of 31 December 2019, excluding the 59,862,847 treasury shares held by us and certain of our subsidiaries. The Stichting and certain other entities acting in concert (within the meaning of Article 3, 13° of the Belgian Law of 2 May 2017 on the notification of significant shareholdings and/or within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids) with it (see “—Shareholders’ Arrangements” below) held, based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis prior to 15 December 2019 for the purpose of updating the above information, and (iii) information included in public filings with the SEC, in the aggregate, 43.35% of our shares based on the number of our shares outstanding on 31 December 2019, excluding the 59,862,847 treasury shares held by us and certain of our subsidiaries (including approximately 12.7 million11 treasury shares required to settle our obligations under Zenzele schemes). As of 31 December 2019, BRC held 331,537,416 class B Stichting certificates (indirectly representing 16.92% of our shares), EPS held one class A Stichting certificate and EPS Participations held 331,537,415 class A Stichting certificates (together indirectly representing 16.92% of our shares). The Stichting is governed by its bylaws and its conditions of administration. Shares held by our main shareholders do not entitle such shareholders to different voting rights.

Shareholders’ Arrangements

The 2016 Shareholders’ Agreement

On 11 April 2016, the Stichting, EPS, EPS Participations, BRC and Rayvax entered into an Amended and Restated New Shareholders’ Agreement (the “2016 Shareholders’ Agreement”).

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

The 2016 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any other holder of certificates issued by the Stichting, to vote their Shares in the same manner as the shares held by the Stichting. The parties to the 2016 Shareholders’ Agreement agree to effect any free transfers of their Shares in an orderly manner of disposal that does not disrupt the market for Shares and in accordance with any conditions established by us to ensure such orderly disposal. In addition, under the 2016 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

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

[11]	Calculated assuming our closing share price of EUR 72.71 per share and an exchange rate of ZAR 15.777300 to EUR 1.00 as at 31 December 2019.

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

The Fonds Voting Agreement is filed as Exhibit 3.1 to this Form 20-F.

Voting Agreement between the Stichting and certain Restricted Shareholders

Each holder of Restricted Shares representing more than 1% of our total share capital, being Altria and BEVCO, was required, upon completion of the combination with SAB, to enter into an agreement with the Stichting. Each of Altria and BEVCO entered into a voting agreement with the Stichting and us on 8 October 2016 (the “Restricted Shareholder Voting Agreement”), under which:

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

The Restricted Shareholder Voting Agreement is filed as Exhibit 3.3 to this Form 20-F.

B. RELATED PARTY TRANSACTIONS

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities that form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans and guarantees with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which Anheuser-Busch Companies imports our European brands into the United States, and (v) royalty agreements with affiliated entities, such as our royalty agreement with one of our United Kingdom subsidiaries related to the production and sale of our Stella Artois brand in the United Kingdom. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 36 “AB InBev Companies” to our audited restated consolidated financial statements as of 31 December 2019 and 2018 and for the three years ended 31 December 2019.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

Transactions with Directors and Executive Committee Members (Key Management Personnel)

Total compensation of our directors and Executive Committee included in our income statement for 2019 set out below can be detailed as follows:

	Year ended 31 December 2019
	Directors	Executive Committee
	(USD million)
Short-term employee benefits	2	17
Termination benefits		1
Other long-term employee benefits
Share-based payments		22

Total	2	40

In addition to short-term employee benefits (primarily salaries), the members of our Executive Committee were entitled to post-employment benefits. See also note 25 “Employee benefits” and note 34 “Related parties” to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019. In addition, key management personnel are eligible for our share-based payment plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 26 “Share-based payments” to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019.

Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with our company. During 2019, no payments were made to key management personnel except in the transactions listed below.

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

Other Transactions

In 2017, 2018 and 2019, our subsidiary Bavaria SA, along with other subsidiaries in Colombia, paid approximately 16 billion Colombian pesos (USD 5.4 million), 24 billion Colombia pesos (USD 8.1 million) and 26 billion Colombian pesos and USD 3.1 million (USD 11.0 million), respectively, for transportation services, lease agreements and advertising services to companies of which Alejandro Santo Domingo Dávila, a member of our Board of Directors, is (i) part of the controlling shareholder group of such companies or (ii) Chair of the Board or controlling shareholder of such companies.

In 2017, 2018 and 2019, Grupo Modelo paid MXN 15.1 million (USD 0.8 million), MXN 19.1 million (USD 1.0 million) and MXN 29 million (USD 1.5 million), respectively, to a company of which María Asunción Aramburuzabala, a member of our Board of Directors, is Chair of the Board. These payments were made for information technology infrastructure services provided by that company to Grupo Modelo in 2017, 2018 and 2019.

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

Jointly Controlled Entities

Significant interests we hold in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to us. Aggregate amounts of our interests in such entities are as follows:

As of 31 December 2019
(USD million)
Non-current assets	10
Current assets	3
Non-current liabilities	11
Current liabilities	10
Result from operations	3
Profit attributable to equity holders	3

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2019
(USD million)
Gross profit	76
Current assets	41
Current liabilities	119

Our transactions with associates primarily consist of sales to distributors in which we have a non-controlling interest.

Transactions with Pension Plans

Our transactions with pension plans mainly consisted of USD 12 million other income from pension plans in the United States.

Transactions with Government-Related Entities

We have no material transactions with government-related entities.

Ambev Special Goodwill Reserve

As a result of the merger of InBev Brasil into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of the Normative Ruling No. 319/99 of the CVM (Comissão de Valores Mobiliarios, the Securities and Exchange Commission of Brazil). Such amortization will be carried out within the 10 years following the merger. As permitted by Normative Ruling No. 319/99, the Protocol and Justification of the Merger, entered into between us, Ambev and InBev Brasil on 7 July 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized in Ambev for the benefit of us, with the remaining 30% being capitalized in Ambev without the issuance of new shares for the benefit of all shareholders. Since 2005, pursuant to the Protocol and Justification of the Merger, Ambev has carried out, with shareholders’ approval, capital increases through the partial capitalization of the goodwill premium reserve. Accordingly, two wholly owned subsidiaries of Anheuser-Busch InBev (which hold our interest in Ambev) have annually subscribed to Ambev shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalized without issuance of new shares for the benefit of all Ambev shareholders. The Protocol and Justification of the Merger also provides, among other matters, that we shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

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

Keurig Dr Pepper Joint Venture

In December 2016, we entered into an agreement with Keurig Dr Pepper, formerly Keurig Green Mountain, Inc., to establish a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the United States and Canadian markets. The transaction, which closed in the first quarter of 2017, included the contribution of intellectual property and manufacturing assets from Keurig Dr Pepper. Pursuant to the terms of the joint venture agreement, we own 70% of the voting and economic interest in the joint venture and Keurig Dr Pepper owns 30% and has certain minority protection rights. At the time of entry into the joint venture agreement, the chair of our board, Olivier Goudet, sat on the board of Keurig Dr Pepper and was a partner in and CEO of JAB Holding Company, which indirectly controlled Keurig Dr Pepper. In addition, Alexandre Van Damme and Alejandro Santo Domingo, two members of our board of directors at that time, formerly sat on the board of Keurig Dr Pepper. All three of these directors recused themselves from the deliberation and decision by our board regarding the joint venture.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during the period between 1 January 2019 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

Anheuser-Busch InBev SA/NV

Budweiser Trademark Litigation

We are involved in a long-standing trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. Currently there are approximately 63 cases pending in around 37 jurisdictions. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to our financial position or profitability.

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

Belgian Tax Matters

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by us on 12 July 2016. The appeals do not suspend the recovery process, and we cannot at this stage estimate the final outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to us, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, we have not recorded any provisions in connection therewith as of 31 December 2019.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of us and have refused the actual tax exemption which it confers. Against such decision, we have filed a court claim before the Brussels court of first instance. Also in respect of this aspect of the excess profit ruling matter, considering the company’s and its counsel assessment, as well as the position taken by the tax authorities’ mediation services, in respect of the merits of the case, we have not recorded any provisions as of 31 December 2019.

On 24 January 2019, we deposited EUR 68 million (USD 77 million) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court case, this amount will either be slightly modified, released back to the company or paid over to the Belgian State.

On 14 February 2019, the European General Court annulled the European Commission’s finding and concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission can appeal the judgment of the General Court to the European Supreme Court. Pending the outcome of the appeal, the Commission opened new state aid investigations in Septemeber 2019 to remedy the concerns that led to the nullification by the General Court.

Antitrust Matters

European Commission Antitrust Investigation

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. On 13 May 2019, the European Commission announced that it had fined AB InBev a total of USD 226 million for breaching EU antitrust rules. We paid the fine in August 2019.

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

ICMS Value-Added Tax Excise Tax (Imposto sobre Produtos Industrializados – “IPI”) and Taxes on Net Sales

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI excise tax and social contributions. With respect to IPI, Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev has also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) amounts allegedly due under social contribution over Arosuco’s remittance (a subsidiary of Ambev).

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses, maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible losses in relation to these assessments to be R$4.2 billion (USD 1.0 billion) as of 31 December 2019. Ambev has not recorded any provision in connection with these assessments.

In 2014 and 2015, Ambev received tax assessments from the Brazilian federal tax authorities relating to IPI excise tax, allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. Ambev management estimates the possible losses related to these assessments to be approximately R$1.7 billion (USD 0.4 billion) as of 31 December 2019. Ambev has not recorded any provision in connection with these assessments.

Over the years, Ambev has received tax assessments charging alleged ICMS differences that some Brazilian states consider due when the price of the products sold by Ambev is above the fixed price table basis established by such states, in cases where the state tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not on the fixed table price. Ambev is currently challenging these charges at both the administrative and judicial levels of the courts. Ambev management estimates the amount related to these assessments to be approximately R$7.7 billion (USD 1.9 billion) as of 31 December 2019, classified as a possible loss and, therefore, for which Ambev has made no provision. Ambev has recorded provisions in the total amount of R$8 million (USD 2 million) in relation to certain proceedings where it considers the chances of loss to be probable due to specific procedural issues.

In 2015, Ambev received a tax assessment issued by the State of Pernambuco charging ICMS differences due to an alleged non-compliance with the state tax incentive agreement (“PRODEPE”) as a result of the rectification of Ambev’s monthly reports. The state tax authorities decided that Ambev was unable to use the tax incentive due to such rectification. In 2017, Ambev received a final favorable decision nullifying the assessment due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment with respect to the same matter. There are other assessments related to PRODEPE. Ambev management estimates the possible losses related to these assessments to be approximately R$0.6 billion (USD 0.1 billion) as of 31 December 2019. Ambev has recorded a provision in the total amount of R$4.9 million (USD 1 million) in relation to one proceeding where it considers the chances of loss to be partially probable.

In addition to the ICMS matters, Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. Ambev management estimates the possible losses related to these assessments to be approximately R$2 billion (USD 0.5 billion) as of 31 December 2019 and has not recorded any provisions in connection therewith.

Ambev has also received tax assessments from the state of Amazonas charging alleged differences in ICMS due to questions about the calculation basis applied in sales transactions by Ambev to its subsidiaries. The cases are being challenged at the administrative level. Ambev management estimates the possible losses related to these assessments to be approximately R$0.5 billion (USD 0.1 billion) as of 31 December 2019 and has not recorded any provisions in connection therewith.

Ambev Profits Generated Abroad

Since 2005, Ambev and certain of its subsidiaries have been receiving a number of assessments from Brazilian federal tax authorities relating to profits obtained by its subsidiaries domiciled outside Brazil. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the administrative court. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

As of 31 December 2019, Ambev management estimates the possible losses in relation to these assessments to be approximately R$7.2 billion (USD 1.8 billion) and, therefore, has not recorded any provision in connection therewith. Ambev has recorded provisions in the total amount of R$52 million (USD 13 million) for proceedings where it considers the chance of loss to be probable.

Brazilian Income Tax – Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carryforwards arising in the context of business combinations. In February 2016, the Administrative Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter. In both cases, the decision was unfavorable to Ambev and Ambev promptly filed judicial proceedings to discuss the matter. In September 2016, Ambev received a favorable first-level decision in one of the judicial claims. In March 2017, Ambev received an unfavorable first-level decision on the second judicial case and filed an appeal to the judicial court. Both cases are awaiting decisions from the second-level judicial courts. The other cases are being challenged at the administrative level and are still pending final decisions. Ambev management estimates the total exposures of possible losses in relation to these assessments to be R$0.5 billion (USD 0.1 billion) as of 31 December 2019. Ambev has not recorded any provision in connection with these disputes.

Special Goodwill Reserve

In December 2011, Ambev received a tax assessment from the Brazilian federal tax authorities related to the goodwill amortization resulting from the merger of InBev Brasil S.A. with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” The decision rendered by the Lower Administrative Court was a partially favorable decision to Ambev. As a result, Ambev filed a judicial proceeding to discuss the unfavorable part of the decision, pursuant to which Ambev was rewarded an injunction to suspend its enforceability. Regarding the part of the decision subject to review at the administrative level, in August 2019 the Administrative Upper House rendered a partially favorable decision to Ambev. Ambev is awaiting the issuance of these decisions and will file the applicable appeals.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization from 2011 to 2013, related to InBev Brasil’s merger with Ambev, and filed a defense. In March 2017, Ambev was notified of a partially favorable first-level administrative decision and filed an appeal to the Lower Administrative Court. In May 2018, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev filed a special appeal for analysis of the case by the Administrative Upper House, which was partially admitted in November 2019. Ambev filed an appeal related to the part that was not admitted. Ambev has not recorded any provisions for this matter and its management estimates possible losses in relation to this assessment to be approximately R$10 billion (USD 2.5 billion) as of 31 December 2019. In the event that Ambev is required to pay these amounts, we will reimburse Ambev in the amount proportional to the benefit received by us pursuant to the merger protocol, as well as related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. After submission of a motion to clarify from Ambev, the unfavorable decision was confirmed and Ambev filed an appeal to the Lower Administrative Court against the decision. In November 2018, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev submitted counterarguments responding to the special appeal filed by the tax authorities and, regarding the unfavorable part of the decision, filed a special appeal to the Administrative Upper House. In December 2019, the special appeal was partially admitted by the Upper Administrative House and Ambev filed an appeal related to the part that was not admitted.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization, and filed defenses. In April 2019, the Frist Administrative Court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, the Lower Administrative Court rendered partially favorable decisions. Ambev is awaiting the results of the remaining decisions in order to file the applicable appeals. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$2.2 billion (USD 0.6 billion) as of 31 December 2019. Ambev has not recorded any provision in connection with this assessment.

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. In November 2018, Ambev received an unfavorable decision from the first-level administrative court and filed an appeal to the Lower Administrative Court. In February 2020, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev is awaiting the issuance of the decision in order to file the applicable appeal. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.1 billion (USD 0.3 billion) as of 31 December 2019. Ambev has not recorded any provision in connection therewith.

Disallowance of Expenses and Deductibility of Losses

In 2015 and 2016, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated with financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first-level administrative court regarding the 2016 case. This decision will be reexamined by the Lower Administrative Court. The 2015 case is still pending decision by the first-level administrative court. Ambev estimates its exposure to possible losses in relation to these assessments to be approximately R$4.8 billion (USD 1.2 billion) as of 31 December 2019. Ambev has not recorded any provision in connection with these assessments.

Disallowance of Taxes Paid Abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian federal tax authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at the administrative level. In September 2017, Ambev decided to include part of these tax assessments in the Brazilian Federal Tax Regularization Program of Provisional Measure No. 783. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev regarding an assessment from 2010 in the amount of approximately R$0.2 billion (USD 0.1 billion), which became final. In January 2020, the Lower Administrative Court rendered unfavorable decisions to Ambev regarding four of these assessments (from 2015 and 2016), in the amount of approximately R$3.6 billion (USD 0.9 billion). Ambev is awaiting final decisions. As of 31 December 2019, Ambev management estimates the exposure of approximately R$10.1 billion (USD 2.5 billion) as a possible risk, and accordingly Ambev has not recorded a provision for such amount.

Presumed Profit

In April 2016, Arosuco, a subsidiary of Ambev, received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first-level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became final.

In March 2019, Ambev received a new tax assessment regarding the same subject matter and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal.

Arosuco management estimates the amount of possible losses in relation to these assessments to be approximately R$0.5 billion (USD 0.1 billion) as of 31 December 2019. Arosuco has not recorded any provision in connection therewith.

Deductibility of IOC expenses

In November 2019, Ambev received a tax assessment from the Brazilian Federal Revenue Service questioning the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the corporate restructuring carried out by Ambev in 2013 and its impacts on the increase in the calculation in the deductibility of IOC expenses. Ambev filed an administrative defense and is awaiting a decision.

Ambev distributed IOC in the years following the assessed period. Accordingly, if the IOC deductibility is also questioned in the future, on the same basis as the aforementioned tax assessment notice, Ambev estimates that the outcome of any future assessment will be similar to the outcome of the present case, and therefore maintaining the effect of the deductibility of IOC expenses at Ambev’s effective income tax rate.

As of 31 December 2019, Ambev management estimates the exposure of approximately R$3.9 billion (USD 1.0 billion) as a possible risk, and, accordingly, has not recorded a provision for such amount.

Social Contributions

Since 2015, Ambev has been receiving tax assessments issued by the Brazilian federal tax authorities relating to amounts allegedly due under Integration Program/Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. The cases are now being challenged at both the administrative and judicial levels of the courts. In 2019, Ambev received final favorable decisions at the administrative level in some of the pending cases and other favorable decisions that are still subject to review. At the judicial level, the case is still in its initial stage. Ambev management estimates the possible losses related to these assessments to be approximately R$2.3 billion (USD 0.6 billion) as of 31 December 2019. No related provision has been made.

Labor Matters

Ambev is involved in more than 17,000 labor claims. Most of the labor claims facing Ambev relate to its Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of 31 December 2019, Ambev has made provisions totaling R$120.1 million (USD 26.8 million) in connection with the above labor claims involving former, current and outsourced employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

In connection with these labor matters, Ambev is also involved in claims regarding the social charges on payroll. Ambev management estimates the possible losses related to these claims to be approximately R$0.3 billion (USD 0.1 billion) as of 31 December 2019. Ambev has recorded provisions of R$33 million (USD 8.2 million) for proceedings where it considers the chance of loss to be probable.

Civil Matters

As of 31 December 2019, Ambev was involved in approximately 8,500 civil claims pending, including third-party distributors and product-related claims. Ambev has established provisions totaling R$48.6 million (USD 12.1 million) reflecting applicable adjustments, such as accrued interest, as of 31 December 2019 in connection with civil claims.

Subscription Warrants

In 2002, Ambev decided to request a ruling from the CVM in connection with a dispute between Ambev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain Ambev warrants. In March and April 2003, the CVM ruled that the criteria used by Ambev to calculate the strike price were correct. In response to the CVM’s final decision and seeking to reverse it, some of the warrant holders filed separate lawsuits before the courts of São Paulo and Rio de Janeiro.

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by Ambev under its then-existing stock ownership program, as well as for the strike price of other warrants issued in 1993 by Brahma.

Ambev has knowledge of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. One of these cases was settled. In five of the other six lawsuits Ambev received a favorable ruling by the Brazilian Superior Court of Justice (“STJ”). These five cases are pending final judgment by STJ’s Special Court and the Federal Public Prosecutor has filed a motion favorable to Ambev’s position in all five cases. The sixth case was also ruled in favor of Ambev by the appellate court of the state of Rio de Janeiro, to which the plaintiff filed a further appeal before the STJ, which is currently pending judgment.

In the event the plaintiffs prevail in the above six pending proceedings, Ambev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they were issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. Ambev believes that the warrants that are the object of those six proceedings represented, on 31 December 2019, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should the claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$1 billion (USD 0.2 billion) as of 31 December 2019.

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

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 0.7 billion), therefore doubling the initial amount involved. The court has admitted the association as joint plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the lower court judge, who denied all claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office has appealed to the Federal Court, which decided for the annulment of the lower court decision, based on the understanding that more evidences should have been produced before the case’s dismissal. Ambev has filed a motion for clarification against such decision, which is pending judgment. If this motion is rejected, the case will return to the lower court for the production of evidences. Ambev believes, based on management assessments, that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim.

Class Action Canada (Brewers Retail Inc. Litigation)

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario (“LCBO”), Brewers Retail Inc. (known as “The Beer Store”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd., Labatt Breweries of Canada LP and Labatt Brewing Company Limited). The lawsuit, which was brought in Canada in accordance with the terms of the Ontario Class Proceedings Act, sought to obtain a declaration that the LCBO and The Beer Store had entered into agreements for allocating sales, territories or markets for the supply of beer sold in Ontario since June 1, 2000, as well as a declaration that The Beer Store shareholders had entered into agreements for fixing prices. The plaintiffs also sought damages not exceeding CAD $1.4 billion (USD 1 billion), as well as punitive, exemplary and aggravated damages of CAD $5 million (USD 4 million). In March 2018, the Ontario Supreme Court granted summary judgment of the proceeding and dismissed the class claims. In April 2019, the Appellate Court of Ontario denied the appeal of the decision. The term for the plaintiffs to request for permission to appeal to the Canada Supreme Court has expired and, therefore, the favorable decision of the Ontario Supreme Court became final.

United States Class Action Suit

On 21 June 2019, a proposed class action was filed in the United States District Court for the Southern District of New York against us and three of our officers. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder on behalf of a proposed class of purchasers of AB InBev American Depositary Shares between 1 March 2018 and 24 October 2018. The plaintiff alleges that defendants misstated or omitted material facts regarding, among other things, our financial condition, our dividend policy and the effectiveness of our disclosure controls and procedures. The complaint seeks unspecified compensatory damages and reimbursement for litigation expenses. An amended complaint filed on 12 December 2019 contained substantially the same allegations, but reduced the number of defendant officers to two. We have not recorded any provision.

SAB Australia Pty Limited

SAB Australia Pty Limited (“SAB Australia”) received a tax assessment for the 2012 to 2014 income tax years for 0.3 billion Australian dollar (0.2 billion US dollar) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”). SAB Australia is disputing the 2012 to 2014 assessment and remains confident of the positions it has adopted. The company paid 47 million US dollar related to the tax assessment pending conclusion of the matter and recorded a provision of 0.1 billion US dollar in connection therewith as of 31 December 2019.

The Australian tax authorities have also notified SAB Australia that it has commenced an audit of the 2015 to 2020 income tax years. The focus of the audit is the tax treatment of the ongoing funding arrangements associated with the Foster’s acquisition.

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

The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per share (in EUR)	Gross amount of dividend per share (in USD)	Payment date(s)
2019	2,019,241,973	0.80	0.89	21 November 2019
2018	2,019,241,973	1.00	1.12	9 May 2019
2018	2,019,241,973	0.80	0.91	29 November 2018
2017	2,019,241,973	2.00	2.44	3 May 2018
2017	2,019,241,973	1.60	1.89	16 November 2017
2016	2,019,241,973	2.00	2.11	4 May 2017
2016	2,019,241,973	1.60	1.75	17 November 2016
2015	1,608,242,156	2.00	2.20	3 May 2016
2015	1,608,242,156	1.60	1.75	16 November 2015
2014	1,608,242,156	2.00	2.27	6 May 2015
2014	1,608,242,156	1.00	1.25	14 November 2014
2013	1,607,844,590	1.45	2.00	8 May 2014
2013	1,607,844,590	0.60	0.83	18 November 2013
2012	1,606,787,543	1.70	2.24	2 May 2013
2011	1,606,071,789	1.20	1.55	3 May 2012
2010	1,605,183,954	0.80	1.07	2 May 2011
2009	1,604,301,123	0.38	0.55	3 May 2010

B. SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

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

Euronext is the leading pan-European exchange, covering Belgium, France, Ireland, The Netherlands, Norway, Portugal and the UK. With close to 1,500 listed issuers worth €4.5 trillion in market capitalisation as of end December 2019, Euronext has an unmatched blue chip franchise that includes 26 issuers in the Morningstar® Eurozone 50 IndexSM and a strong diverse domestic and international client base. Euronext operates regulated and transparent equity and derivatives markets and is the largest centre for debt and funds listings in the world. Its total product offering includes Equities, FX, Exchange Traded Funds, Warrants & Certificates, Bonds, Derivatives, Commodities and Indices. Euronext also leverages its expertise in running markets by providing technology and managed services to third parties. In addition to its main regulated market, Euronext also operates Euronext GrowthTM and Euronext AccessTM, simplifying access to listing for SMEs. The Norwegian stock exchange and its clearing & settlement subsidiary, together operating as Oslo Børs VPS, joined Euronext on 17 June 2019.

Trading Platform and Market Structure. Euronext operates seven markets in Belgium, France, Ireland, The Netherlands, Norway, Portugal and the United Kingdom, all of which are subject to the Markets in Financial Instruments Directive (Directive 2004/39/EC of 21 April 2004 of the European Parliament, as amended). Trading on Euronext is governed both by a single harmonized rulebook for trading on each of Euronext’s markets and by non-harmonized Euronext Rulebooks containing a few local exchange-specific rules. Euronext’s trading rules provide for an order-driven market using an open electronic central order book for each traded security, various order types and automatic order matching and a guarantee of full anonymity both for orders and trades.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our articles of association dated 24 April 2019 has been filed as Exhibit 1.1 to this Form 20-F.

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

Corporate Purpose

According to Article 4 of our articles of association, our corporate purpose is:

•

to produce and deal in all kinds of products, including (but not limited to) beers, drinks, foodstuffs and any ancillary products, as well as all by-products and accessories, of whatsoever use, origin, purpose or form, and to provide all kinds of services; and

•

to acquire, hold and manage direct or indirect shareholdings or interests in companies, undertakings or other entities having a corporate purpose similar or related to, or likely to promote directly or indirectly the attainment of the foregoing corporate purpose, in Belgium and abroad, and to finance such companies, undertakings or other entities by means of loans, guarantees or in any other manner whatsoever.

In general, we may engage in any commercial, industrial and financial transactions, in moveable and real estate transactions, in research and development projects, as well as in any other transaction likely to promote directly or indirectly the attainment of its corporate purpose.

Amendments to Articles of Association

Several resolutions will be proposed at the 2020 annual shareholders meeting, which, if approved, will align our Articles of Association with the Belgian Companies Code, which entered into force on 1 January 2020.

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

Our Corporate Governance Charter prohibits us from making loans to directors, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with our rules for reimbursement of expenses). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Directors and Executive Committee Members (Key Management Personnel).”

In addition, the Article 7:96 of the Belgian Companies Code provides that if one of our directors directly or indirectly has a personal financial interest that conflicts with a decision or transaction that falls within the powers of our Board, the director concerned must inform our other directors before our Board makes any decision on such transaction. The statutory auditor must also be notified. The director may not participate in the deliberation or vote on the conflicting decision or transaction. An excerpt from the minutes of the meeting of our Board that sets forth the financial impact of the matter on us and justifies the decision of our Board must be published in our annual report. The statutory auditors’ report to the annual accounts must contain a description of the financial impact on us of each of the decisions of our Board where director conflicts arise.

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

The Restricted Shares shall automatically convert into Ordinary Shares (i) upon any transfer, sale, contribution or other disposal, except in the case of permitted transfers to or for the benefit of any person that is an affiliate, a Successor and/or a Successor’s affiliate of the relevant Restricted Shareholders or in the case of a Pledge Consent, provided that, in such cases, the Restricted Shares shall automatically be converted into Ordinary Shares upon any subsequent transfer, sale, contribution or disposal to any party which is not an affiliate, a Successor or a Successor’s affiliate of the Restricted Shareholder; (ii) immediately prior to the closing of a successful public takeover bid for our shares or the completion of a merger of the company as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over us immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, us or the surviving entity following such takeover bid or merger; or (iii) upon the announcement of a squeeze-out bid for our outstanding shares, in accordance with Article 7:82 of the Belgian Companies Code.

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

Changes to Our Share Capital

Capital Increase by Our Shareholders’ Meeting

Changes to our share capital may be decided by our shareholders’ meeting. Our shareholders’ meeting may at any time decide to increase or decrease our share capital. Such resolution must satisfy the following quorum and majority requirements: (i) a quorum of 50% of the issued share capital must be present or represented at the meeting, and (ii) the capital increase must be approved by at least 75% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened where no quorum requirement applies but where the special 75% majority requirement applies. See “—Description of the Rights and Benefits Attached to Our Shares—Right to Attend and Vote at Our Shareholders’ Meeting—Quorum and Majority Requirements” below.

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

Preferential Subscription Right and Anti-Dilution

In the event of a share capital increase by way of the issue of new shares, convertible bonds, bonds repayable in shares, subscription rights or other financial instruments giving a right to shares (any such shares, bonds, rights or instruments being “Equity Interests”), all shareholders will have a preferential right to subscribe for any such Equity Interests, as set out in and in accordance with Article 7:188 of the Belgian Companies Code. The preferential subscription right shall entitle each shareholder to subscribe for any new Equity Interests, pro rata to the proportion of existing share capital as he or she holds immediately prior to such issue and subject to the rules of Article 7:188 of the Belgian Companies Code. Each shareholder may exercise his or her preferential right in whole or in part.

Our shareholders’ meeting may restrict or cancel the preferential subscription right, in accordance with Article 7:191 of the Belgian Companies Code, for a purpose that is in our best interests, provided, however, that if the preferential subscription right is restricted or canceled with respect to any issuance in which any of our shareholders acquires any such Equity Interests, all our shareholders shall be given the same right and be treated in the same way. This requirement shall not apply when the preferential subscription right is restricted or canceled with respect to issuances of Equity Interests issued solely pursuant to stock option plans or other compensation plans in the ordinary course of business. Where our shareholders’ meeting has granted an authorization to our board of directors to effect a capital increase in the framework of the authorized capital and such authorization allows our board of directors to do so, our board of directors may likewise restrict or cancel the preferential subscription right applying the same principles as set out in this paragraph.

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

No Restricted Shares shall be issued other than to a Restricted Shareholder exercising its preferential subscription right in respect of its holding of Restricted Shares, without prejudice to the right of the Ordinary Shareholders to exercise their second ranking preferential subscription right in accordance with Article 7:188 of the Belgian Companies Code. In case of any event referred to in Article 8.1 of our articles of association, Restricted Shareholders shall only be entitled or required to receive Restricted Shares in respect of the Restricted Shares held by them.

Certain shareholders (including shareholders resident in, or citizens of, certain jurisdictions, such as the United States, Australia, Canada and Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislative or regulatory framework.

Purchases and Sales of Our Own Shares

We may only acquire our own shares pursuant to a decision by our shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum at the shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 75% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 75% of the votes cast at the meeting (not counting abstentions).

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

We may only dispose of our own shares in accordance with the conditions of the Belgian Companies Code.

With respect to the shares acquired by us as a result of the merger between us and former AB InBev, our Board shall be entitled to dispose of such shares only in connection with (i) any share delivery obligations undertaken by former AB InBev prior to 11 November 2015, (ii) any stock option plans or other compensation plans (including the Zenzele schemes) or (iii) any stock lending agreement or similar arrangement in respect of which we used our own shares for the purposes set out in items (i) and (ii).

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

Ad hoc and Extraordinary Shareholders’ Meetings

Our Board or our statutory auditor (or the liquidators, if appropriate) may, whenever our interests so require, convene a special or extraordinary shareholders’ meeting. Such shareholders’ meeting must also be convened every time one or more of our shareholders holding at least one-tenth of our share capital so demand.

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

Within the limits of Article 7:139 of the Belgian Companies Code, our directors and our auditor shall answer, during the shareholders’ meeting, any questions raised by shareholders. Shareholders may ask questions either during the meeting or in writing, provided that we receive the written question at the latest on the sixth day preceding the date of the shareholders’ meeting.

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

Any modification of our corporate purpose will require a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum will be required, but the relevant resolution must be approved by a qualified majority of at least 80% of the votes cast at the meeting (not counting abstentions).

Any authorization to repurchase shares will require a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 75% of the votes cast at the meeting (not counting abstentions). If there is no quorum, a second meeting must be convened. At the second meeting, no quorum will be required, but the relevant resolution must be approved by a qualified majority of at least 75% of the votes cast at the meeting (not counting abstentions).

Pursuant to Article 40 of our articles of association, any acquisition or disposal of tangible assets by us for an amount higher than the value of one-third of our consolidated total assets as reported in our most recent audited restated consolidated financial statements shall be within the exclusive jurisdiction of our shareholders’ meeting and shall be adopted with a positive vote of 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented.

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

Belgium has implemented the Thirteenth Company Law Directive (European Directive 2004/25/EC of 21 April 2004) in the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids. The Belgian Law of 1 April 2007 on public takeover bids provides that a mandatory bid must be launched if a person, as a result of his or her own acquisition or the acquisition by persons acting in concert with him or her or by persons acting for his or her account, directly or indirectly holds more than 30% of the voting rights in a company having its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility, as designated by the Belgian Royal Decree of 27 April 2007 on public takeover bids (as set out in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholding Structure”).

The mere fact of exceeding the relevant threshold through the acquisition of shares will give rise to a mandatory bid, irrespective of whether the price paid in the relevant transaction exceeds the current market price. The duty to launch a mandatory bid does not apply in case of an acquisition if it can be shown that a third party exercises control over us or that such third party holds a larger stake than the person holding 30% of the voting rights.

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

Revolving Facility

As of 31 December 2019, the Revolving Facility (as defined below) was fully undrawn. In March 2020, we drew the full USD 9.0 billion commitment under our Revolving Facility, in order to proactively safeguard our liquidity position by holding cash on our balance sheet through the period of significant financial market volatility and uncertainty as a result of the COVID-19 virus pandemic.

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

E. TAXATION

Belgian Taxation

The following paragraphs are a summary of material Belgian tax consequences of the ownership and disposal of our shares or ADSs by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of our shares or ADSs (“Holders”). This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership and disposal of our shares or ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, or persons that hold, or will hold, our shares or ADSs as a position in a straddle, share-repurchase transaction, conversion transaction, synthetic security or other integrated financial transaction. Investors should consult their own advisers regarding the tax consequences of an investment in our shares or ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws.

Dividend Withholding Tax

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to our shares or ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits paid on or attributed to our shares or ADSs, irrespective of their form, as well as reimbursements of statutory share capital, except reimbursements of fiscal capital made in accordance with the Belgian Companies Code, subject to certain conditions and a pro-rate rule (as described below). In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit-sharing certificates. Note that as of 2018 (i.e., financial years starting on or after 1 January 2018), any reduction of fiscal capital is deemed to be paid out on a pro rata basis of the fiscal capital and certain reserves (i.e., and in the following order: the taxed reserves incorporated in the statutory capital, the taxed reserves not incorporated in the statutory capital and the tax-exempt reserves incorporated in the statutory capital). Only the part of the capital reduction that is deemed to be paid out of the fiscal capital may, subject to certain conditions, not be considered as a dividend distribution for Belgian tax purposes.

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

Dividends paid or attributed to non-resident individuals who do not use our shares or ADSs in the exercise of a professional activity may be exempt from non-resident individual income tax up to the amount of 800 EUR (for income year 2019). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares or ADSs, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 800 (for income year 2019) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on 31 December of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 800 (for income year 2019) is reached (and hence not only the amount of dividends paid or attributed on our shares or ADSs). A withholding tax exemption will apply on dividends paid by us to a company that is a resident of the United States, provided that: (i) the U.S. company is subject to U.S. corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary U.S. corporate income tax regime, (ii) the U.S. company has a legal form similar to the ones listed in the Annex to the European Union Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU) (“EU Parent-Subsidiary Directive”), as amended from time to time; (iii) the U.S. company owns, on the date the dividend is payable or attributable, a participation representing less than 10% of our capital but with an acquisition value of at least EUR 2,500,000; (iv) the U.S. company holds our shares or ADSs in full legal ownership for an uninterrupted period of at least one year; and (v) the U.S. company submits an affidavit to us or our paying agent (see below). The withholding tax exemption only applies to the extent that the withholding tax, which would be due in the absence of said exemption, is in principle not creditable or refundable in the hands of the U.S. resident company.

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

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to a U.S. pension fund which satisfies the following conditions: (i) it is a legal entity with separate legal personality and fiscal residence in the United States; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in the United States; and (v) provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the shares or ADSs, nor obligated to pay a manufactured dividend with respect to the shares or ADSs under a securities borrowing transaction; The exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements for which the tax Belgian tax administration has proven that this arrangement or this series of arrangements is not genuine and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality. There is a rebuttable presumption that dividends are deemed to be connected to an artificial transaction if the shares have not been held by the pension fund in full legal ownership for an uninterrupted period of at least 60 days within 15 days from the date of the attribution or payment of the income. The exemption will only apply if the U.S. pension fund provides a certificate confirming that it is the full legal owner of the shares or ADSs and that the above conditions are satisfied. The organization must then forward that certificate to us or our paying agent.

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

If capital gains realized by private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty on our shares or ADSs are deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will be subject to a final professional withholding tax of 30.28% or must be reported in a non-resident tax return for the income year during which the gain has been realized, in which case the gain will be taxable at the rate of 35.31% (33% with a current surcharge of 7%). The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding our shares or ADSs should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

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

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The tax on stock exchange transactions is not due upon the issuance of the New Shares (primary market transactions). The applicable rate amounts to 0.35% of the consideration paid, but with a cap of EUR 1,600 (USD 1,804) per transaction and per party. Such tax is separately due by each party to the transaction, and each of those is collected by the professional intermediary.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, existing shares or ADSs in Belgium for their own account through a professional intermediary may be exempt from the stock market tax if they deliver a certificate to the intermediary in Belgium confirming their non-resident status.

In addition to the above, no tax on stock exchange transactions is due on transactions entered into by the following parties: (i) professional intermediaries described in Article 2, 9° and 10° of the Law of 2 August 2002 acting for their own account, (ii) insurance companies described in Article 2, § 1 of the Law of 9 July 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of 27 October 2006 relating to the control of professional retirement institutions acting for their own account, (iv) collective investment institutions acting for their own account or (v) regulated real estate companies acting for their own account.

No tax on stock exchange transactions will thus be due by Holders on the subscription, purchase or sale of existing shares or ADSs if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a certificate confirming that they are non-residents for Belgian tax purposes.

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

Belgian Stock Market Tax

Any Belgian stock market tax that you pay will likely not be a creditable tax for United States federal income tax purposes. However, U.S. holders are exempt from such tax if they act for their own account and certain information is provided to relevant professional intermediaries (as described above under “—Belgian Taxation—Belgian Tax on Stock Exchange Transactions”). U.S. holders are urged to consult their own tax advisers regarding the potential application of Belgian tax law to the ownership and disposition of our shares or ADSs.

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

Please refer to note 29 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

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

As of 31 December 2019, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2020 for the most important currency pairs such as USD/Brazilian real, USD/Mexican peso and USD/Argentine peso. Some exposures in certain countries had been either mostly or partially covered due to the fact that hedging can be limited in such countries as the local foreign exchange market prevents us from hedging at a reasonable cost. Open positions can also be the result of our risk management policy.

We have performed analyses in relation to our foreign currency transaction exposures using a currency sensitivity model that identified varying ranges of possible closing rates for 2019, factoring in the possible volatility in those exchange rates (see note 29 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019). Based on such analysis, we estimate that if certain currencies had weakened or strengthened against the U.S. dollar or euro during 2019, our 2019 profit before taxes would have been USD 35 million higher or lower, respectively, while the pre-tax translation reserves in equity would have been USD 548 million higher or lower, respectively.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2019, after certain hedging and fair value adjustments, USD 9.7 billion, or 9.4%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed sensitivity analyses in relation to our interest-bearing financial liabilities and assets that bear a variable rate of interest, factoring in a range of possible volatilities in the different markets where we hold such instruments (see note 29 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019). We have estimated that a change in market interest rates based on the range of volatilities considered in our analysis could have impacted our 2019 interest expense by plus or minus USD 16 million in relation to our floating rate debt. Such increase or decrease would be more than offset by a USD 22 million decrease or increase in interest income on our interest-bearing financial assets.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

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

As of 31 December 2019, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value
Commodities	<1 year	1-5 years	>5 years	Total
Aluminum swaps	1,411	22	—	1,433	(46)
Other commodity derivatives	771	20	—	791	(1)

Note:

(1)	These hedges are designated in a cash flow hedge accounting relationship in accordance with IFRS 9.

See note 29 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 for a fuller quantitative and qualitative discussion on the commodity risks that we are subject to, and our policies with respect to managing those risks.

Equity Price Risk

We entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in our shares could negatively impact future cash flows related to the share-based payments. Furthermore, we entered into a series of derivative contracts to hedge the deferred share instrument related to the Grupo Modelo combination (see also notes 11 and 23 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019) and some share-based payments in connection with the acquisition of SAB. Most of these derivative instruments could not qualify for hedge accounting; therefore, they have not been designated in any hedging relationships.

As of 31 December 2019, an exposure for an equivalent of 99.5 million of our shares was hedged, resulting in a total gain of USD 1.8 billion recognized in the profit or loss account for the period, of which USD 898 million related to our share-based payment programs, and USD 445 million and USD 433 million related to the Grupo Modelo and SAB acquisitions, respectively.

The sensitivity analysis on the share-based payments hedging program, calculated based on a 25.20% reasonable possible volatility of our share price, and with all the other variables held constant, would show USD 2,066 million positive/negative impact on our 2019 profit before tax. Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2019.

Other Risks

See note 29 to our audited restated consolidated financial statements as of 31 December 2019 and 2018, and for the three years ended 31 December 2019 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Upon completion of the combination with SAB, we assumed the rights and obligations of former AB InBev under its Amended and Restated Deposit Agreement, dated 23 March 2018, as amended from time to time, among former AB InBev, The Bank of New York Mellon, as depositary, and the owners and holders of ADSs from time to time under the Deposit Agreement, and the former AB InBev ADSs thereby became new AB InBev ADSs. As used in this section headed “—D. American Depositary Shares,” all references to the “depositary” are references to The Bank of New York Mellon in its capacity as depositary under the Deposit Agreement, and all references to the “custodian” are to the principal Brussels office of ING Belgium SA/NV in its capacity as custodian under the Deposit Agreement as appointed by the depositary.

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

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent one share (or a right to receive one share) deposited with the principal Brussels office of ING Belgium SA/NV, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286, United States. The Bank of New York Mellon’s principal executive office is located at 240 Greenwich Street, New York, New York 10286, United States.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the DRS, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

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

Fees Payable by the Depositary

For the year ended 31 December 2019, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties, in connection with the ADS program for a total sum of USD 20,222,315.19.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses(1)	20,222,315.19

Total	20,222,315.19

Note:

(1)	This includes both direct payments to AB InBev as well as The Bank of New York Mellon invoices that have been offset with revenue sharing balance.

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2019.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Standard out-of-pocket maintenance costs	128,435.49

Total	128,435.49

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial and Technology Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2019. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2019, the Chief Executive Officer and Chief Financial and Technology Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial and Technology Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the Chief Executive Officer and Chief Financial and Technology Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2019 was effective.

The effectiveness of internal control over financial reporting as of 31 December 2019 has been audited by PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL, our independent registered public accounting firm, as represented by Koen Hens. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited restated consolidated financial statements included in this Form 20-F.

Changes in Internal Control over Financial Reporting

During the period covered by this Form 20-F, there were no changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that M. Michele Burns is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act and an independent director under Rule 10A-3 under the Exchange Act.

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

PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL acted as our independent auditor for the fiscal year ended 31 December 2019. Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL acted as our independent auditor for the fiscal year ended 31 December 2018. The table below sets forth the total amount billed to us by PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL and Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL for services performed in 2019 and 2018, respectively, and breaks down these amounts by category of service:

	2019	2018(1)
	(USD thousand)
Audit Fees	16,386	8,685
Audit-Related Fees(2)	14,034	296
Tax Fees	9,617	1,041
All Other Fees	—	—

Total	40,037	10,022

Note:

(1)

Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL acted as the company’s independent auditor in 2018. Accordingly, the 2018 fees do not include audit and other fees of companies which were audited by the PwC network.

(2)	Audit-related fees for 2019 include the fees for audit related services rendered for the IPO of Budweiser APAC (USD 14 million).

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

Over the last two years, audit-related services were mainly incurred in relation to services in connection with rights and bonds issuances. In addition, audit-related services for 2019 include the fees for audit related services rendered for the IPO of Budweiser APAC (USD 14 million).

Tax Fees

Tax fees in 2019 were primarily related to tax services rendered for the IPO on Budweiser APAC. In 2018, the majority of our tax fees related to advisory services.

All Other Fees

There were no other fees in 2019 and 2018.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

The advance approval of the Chair of the Audit Committee is required for all audit and non-audit services provided by our auditors and was obtained for all such services provided in 2018 and 2019.

Our auditors and management report, on a quarterly basis, to the Audit Committee regarding the extent of the services provided and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
	(number of shares)	(USD)	(number of shares)	(USD million)
1 January 2019 – 31 January 2019	—	—	—	—
1 February 2019 – 28 February 2019	—	—	—	—
1 March 2019 – 31 March 2019	—	—	—	—
1 April 2019 – 30 April 2019	—	—	—	—
1 May 2019 – 31 May 2019	—	—	—	—
1 June 2019 – 30 June 2019	—	—	—	—
1 July 2019 – 31 July 2019	—	—	—	—
1 August 2019 – 31 August 2019	—	—	—	—
1 September 2019 – 30 September 2019	—	—	—	—
1 October 2019 – 31 October 2019	—	—	—	—
1 November 2019 – 30 November 2019	—	—	—	—
1 December 2019 – 31 December 2019	—	—	—	—

Total	—	—	—	—

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

In general, the 2020 Belgian Corporate Governance Code (the “Code”) that has applied to us since 1 January 2020 is a code of best practices applied to listed companies on a non-binding basis. The Code applies a “comply or explain” approach. That is, companies may depart from the Code’s provisions if they give a reasoned explanation of the reasons for doing so.

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need to be independent. As of 31 December 2019, our Board of Directors comprised three independent directors and twelve directors deemed not to be “independent” under the NYSE listing standards as a result of Belgian law independence determinations, none of which serve as part of our management. Of these twelve directors, nine are considered non-independent solely because they serve as directors of our controlling shareholder, the Stichting, and three are considered non-independent because of their relationships with Altria and BEVCO, the two largest holders of Restricted Shares.

The NYSE rules further require that the audit, nominating and compensation committees of a listed U.S. company be composed entirely of independent directors, including that there be a minimum of three members on the audit committee. The 2009 Belgian Corporate Governance Code recommended only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. As of 1 January 2020, the 2020 Belgian Corporate Governance Code recommends that a majority of the members of the

Nomination Committee meet the technical requirements for independence under Belgian corporate law. The Belgian Companies Code requires that one member of the Audit Committee meet the technical requirements for independence under Belgian corporate law, but our Corporate Governance Charter requires the majority of the members of the Audit Committee to meet such requirements. The Belgian Companies Code also requires that a majority of the members of the Remuneration Committee meet the technical requirements for independence under Belgian corporate law. As of 1 January 2020, all four voting members of our Audit Committee are independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934. However, one of the four directors on our Audit Committee, five of the five directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As the Audit Committee, Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

We consider that the terms of reference of our board committees are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited restated consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. The audit report of PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL, independent registered public accounting firm, is included herein preceding the audited restated consolidated financial statements. The financial statements as of 31 December 2018 and for each of the two years in the period ended 31 December 2018 (prior to adjustments to retrospectively reflect the classification of the Australian business as a disposal group held for sale) have been audited by Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCR. The audit report by Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCR, independent registered public accounting firm, is included herein preceding the audited restated consolidated financial statements.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 24 April 2019 (English-language translation).

2.1*	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by former AB InBev on 3 December 2009).

2.2*	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by former AB InBev on 3 December 2009).

2.3*	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by former AB InBev on 13 April 2011).

2.4*	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by former AB InBev on 7 October 2011).

2.5*	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by former AB InBev on 21 December 2012).

2.6*	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.5 to Form 20-F filed by former AB InBev on 25 March 2013).

2.7*	Indenture, dated as of 25 January 2016, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.7 to Form 20-F filed by former AB InBev on 14 March 2016).

2.8*	Indenture, dated as of 16 December 2016, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.8 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 22 March 2017).

2.9*	Indenture, dated as of 15 May 2017, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 15 May 2017).

2.10*	Indenture, dated as of 4 April 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 4 April 2018).

2.11*	Amended and Restated Deposit Agreement, by and among Anheuser-Busch InBev SA/NV and The Bank of New York Mellon, as Depositary and Owners and Holders of American Depositary Shares, dated as of 23 March 2018 (incorporated by reference to Exhibit 4.2 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 14 September 2018).

2.12*	Indenture, dated as of 13 November 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser Busch Companies, LLC, Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A. and Cobrew NV/SA and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 14 November 2018).

2.13*	Seventh Supplemental Indenture, dated as of 23 January 2019, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 23 January 2019).

2.14	Description of Securities registered under Section 12 of the Exchange Act.

3.1*	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective 1 November 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by former AB InBev on 9 March 2016).

3.2*	Amended and Restated New Shareholders’ Agreement, dated 11 April 2016, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.37 to Schedule 13D filed by former AB InBev on 19 April 2016).

3.3*	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated 8 October 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser-Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on 2 November 2016).

4.1*	2010 Senior Facilities Agreement for Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc., dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by former AB InBev on 15 April 2010). †

4.2*	Letter of Amendment dated 23 June 2011, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.2 to Form 20-F filed by former AB InBev on 13 April 2012).†

4.3*	Letter of Amendment dated 20 August 2013, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.3 to Form 20-F filed by former AB InBev on 24 March 2015).

4.4*	Amendment and Restatement Agreement dated 28 August 2015, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.4 to Form 20-F filed by former AB InBev on 14 March 2016).

4.5*	Letter of Amendment dated 26 October 2017, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.5 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 19 March 2018).

4.6*	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by former AB InBev on 4 February 2011).

4.7*	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by former AB InBev on 4 February 2011).

4.8*	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.9*	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.10*	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.11*	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-221808) filed on 11 November 2017).

4.12*	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.13*	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.14*	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.15*	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.16*	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by former AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by former AB InBev on 4 February 2011).

4.17*	2020 Dream Incentive Plan (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-208634) filed by former AB InBev on 18 December 2015).

4.18*	Final Judgment of the United States District Court for the District of Columbia, entered into on 21 October 2013, outlining the Grupo Modelo settlement (incorporated by reference to Exhibit 4.18 to Form 20-F filed by former AB InBev on 25 March 2014).

4.22*	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 99.5 to former AB InBev’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.23*	Purchase Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.7 to Form 6-K filed by former AB InBev on 12 November 2015).‡

4.24*	Amendment No. 1 to Purchase Agreement, dated as of 25 March 2016, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 10.4 to Form F-4 (File No. 333-213328) filed by Anheuser-Busch InBev SA/NV on 26 August 2016).

4.25*	Amendment No. 2 to Purchase Agreement, dated as of 3 October 2016, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.2 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 12 October 2016).

4.26*	Information Rights Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 4.26 to Form 20-F filed by AB InBev on 22 March 2016).

4.27*	Registration Rights Agreement, dated as of 10 October 2016, among Anheuser-Busch InBev SA/NV and the Holders as defined therein (incorporated by reference to Exhibit 4.27 to Form 20-F filed by AB InBev on 22 March 2016).

4.28*	Modified Judgment of the United States District Court for the District of Columbia, dated as of 22 October 2018, relating to the combination with SAB (incorporated by reference to Exhibit 4.28 to Form 20-F filed by AB InBev on 22 March 2019).

4.29*	Gap Long-Term Incentive Plan for SABMiller Employees (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-221808) filed on 11 November 2017).

4.30*	Five-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.31*	Ten-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.32*	Restricted Stock Units Plan for Directors (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-231556) filed on 17 May 2019).

6.1	Description of earnings per share (included in note 23 to our audited restated consolidated financial statements included in this Form 20-F).

8.1	List of significant subsidiaries (included in note 37 to our audited restated consolidated financial statements included in this Form 20-F).

11.1	Anheuser-Busch InBev Code of Dealing, dated as of September 2019.

11.2	Anheuser-Busch InBev Code of Business Conduct, dated as of December 2019

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL

15.2	Consent of Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema.

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase.

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase.

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase.

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase.

Note:

*	Previously filed.
†	Certain terms are omitted pursuant to a request for confidential treatment.
‡	This filing excludes certain schedules and exhibits, which the Registrant agrees to furnish supplementally to the SEC upon request by the SEC.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anheuser-Busch InBev SA/NV (Registrant)

Date: 23 March 2020	By:	/s/ John Blood
	Name:	John Blood
	Title:	Chief Legal and Corporate Affairs Officer and Corporate Secretary

AB INBEV GROUP AUDITED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and the Board of Directors of Anheuser-Busch InBev SA/NV

Report of Independent Registered Public Accounting Firm

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Anheuser-Busch InBev SA/NV and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We also have audited the adjustments to the 2018 and 2017 consolidated financial statements to retrospectively reflect the classification of the Australian operations as assets held for sale, liabilities associated with assets held for sale and presentation of the results as discontinued operations as described in Note 22. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2018 and 2017 consolidated financial statements of the company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 and 2017 consolidated financial statements taken as a whole.

Change in Accounting Principle

As described in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Part II, Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PwC Bedrijfsrevisoren BV - PwC Reviseurs d’Entreprises SRL - Financial Assurance Services

Registered Office: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe

VAT BE 0429.501.944 RPR Brussel/ RPM Bruxelles - ING BE43 3101 3811 9501 - BIC BBRUBEBB

BELFIUS BE92 0689 0408 8123 - BIC GKCCBEBB

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill and intangible assets with indefinite useful life – impairment testing

As described in Notes 3, 14 and 15 to the consolidated financial statements, the Company has recorded goodwill and intangible assets with indefinite useful life for an amount of $168 331 million as of December 31, 2019, which represents 71% of the consolidated statement of financial position as of that date. An annual impairment test is conducted by management, in accordance with IAS 36, in which management applies a discounted free cash flow approach based on current acquisition valuation models for its cash-generating units showing a high invested capital to EBITDA multiple, and valuation multiples for its other cash-generating units. The Company uses a strategic plan based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions. Management’s cash flow projections include significant judgments and assumptions, such as weighted average cost of capital and the terminal growth rate.

The principal considerations for our determination that performing procedures relating to the impairment of goodwill and intangible assets with indefinite useful life is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the valuation of the cash-generating units due to the significant amount of judgment by management when developing this estimate, (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures and (iii) significant audit effort was necessary in evaluating the significant assumptions relating to the estimate, such as weighted average cost of capital and the terminal growth rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite-lived asset impairment testing, including controls over the identification and valuation of the Company’s cash-generating units. These procedures also included, among others, testing management’s process for developing the fair value estimates; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the models; and evaluating the significant assumptions used by management, such as weighted average cost of capital and the terminal growth rate. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and (iv) analysis of sensitivities in the Company’s discounted cash flow model. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the weighted average cost of capital and the terminal growth rate.

Uncertain tax positions

As described in Notes 4 and 32 to the consolidated financial statements, significant judgment by management is required in determining the worldwide provision for income tax. The estimate of the Company’s tax liabilities relating to uncertain tax positions requires management to assess uncertainties and to make judgments about the application of complex tax laws and regulations. The Company operates on a global basis and, as management has further disclosed, investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the consolidated financial statements, estimation is made of the expected successful settlement of these matters.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures related to uncertain tax positions due to the significant amount of judgment by management when developing this estimate, including a high degree of estimation uncertainty relative to the numerous and complex tax laws, frequency of tax audits, and the considerable time to conclude investigations and negotiations with local tax authorities as a result of such audits, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to completeness of the uncertain tax positions, as well as controls over measurement of the liability. These procedures also included, among others, (i) testing the information used in the calculation of the income tax provisions, including intercompany agreements, international, federal, and state filing positions, and the related final tax returns; (ii) testing the calculation of the income tax provision by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes thereof; and (iv) evaluating the status and results of income tax audits with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not of being sustained and the amount of potential benefit to be realized, the application of relevant tax laws, and estimated interest and penalties.

Sint-Stevens-Woluwe, Belgium, March 11, 2020

PwC Bedrijfsrevisoren BV / Reviseurs d’Entreprises SRL

Represented by

/s/ Koen Hens

Statutory Auditor

We have served as the Company’s auditor since 2019

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Anheuser-Busch InBev SA/NV

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 22, the consolidated statement of financial position of Anheuser-Busch InBev SA/NV and subsidiaries (the “Company”) as of 31 December 2018, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended 31 December 2018 and 2017, and the related notes (collectively referred to as the “financial statements”) (the 2018 and 2017 consolidated statements of income, comprehensive income, changes in equity, and cash flows before the effects of the retrospective adjustments discussed in Note 22 to the financial statements are not presented herein). In our opinion, the 2018 and 2017 financial statements, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 22 to the financial statements, present fairly, in all material respects, the financial position of the Company as of 31 December 2018, and the results of its operations and its cash flows for the years ended 31 December 2018 and 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations discussed in Note 22 to the consolidated financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Change in Accounting Principle

As discussed in Note 3 to the financial statements, effective 1 January 2019, the Company adopted IFRS 16 Leases, using the full retrospective approach.

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

Zaventem, Belgium, 13 March 2019

(23 April 2019 as to the adoption of IFRS 16 Leases and the retrospective adjustments for changes in the composition of reportable segment as described in Note 5 to the financial statements)

/s/ Joël Brehmen

Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL
Represented by Joël Brehmen

We began serving as the Company’s auditor in 2016. In 2019 we became the predecessor auditor.

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2019	2018 restated[1]	2017 restated¹
Revenue		52 329	53 041	54 859
Cost of sales		(20 362)	(19 933)	(20 975)

Gross profit		31 967	33 108	33 884
Distribution expenses		(5 525)	(5 612)	(5 716)
Sales and marketing expenses		(7 348)	(7 774)	(8 265)
Administrative expenses		(3 548)	(3 421)	(3 779)
Other operating income/(expenses)	7	875	805	946
Restructuring	8	(170)	(363)	(447)
Acquisition costs business combinations	8	(23)	(73)	(123)
Business and asset disposal	8	(50)	(26)	(39)
Brazil state tax regularization program	8	(74)	—	—
Cost related to public offering of minority stake in Budweiser APAC	8	(6)	—	—
Provision for EU investigation	8	—	(230)	—

Profit from operations		16 098	16 414	16 460
Finance cost	11	(5 095)	(9 261)	(7 006)
Finance income	11	1 622	435	380

Net finance income/(cost)		(3 473)	(8 826)	(6 626)
Share of result of associates and joint ventures	16	152	153	430

Profit before tax		12 776	7 741	10 264
Income tax expense	12	(2 786)	(2 585)	(1 658)

Profit from continuing operations		9 990	5 157	8 606
Profit from discontinued operations	22	424	531	560

Profit of the period		10 414	5 688	9 166
Profit from continuing operations attributable to:
Equity holders of AB InBev		8 748	3 839	7 430
Non-controlling interest		1 243	1 318	1 176
Profit of the period attributable to:
Equity holders of AB InBev		9 171	4 370	7 990
Non-controlling interest		1 243	1 318	1 176
Basic earnings per share	23	4.62	2.21	4.05
Diluted earnings per share	23	4.53	2.17	3.98
Basic earnings per share from continuing operations	23	4.41	1.94	3.77
Diluted earnings per share from continuing operations	23	4.32	1.91	3.70

The accompanying notes are an integral part of these consolidated financial statements.

[1]

The consolidated income statements for 2017 and 2018 have been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2019	2018 restated[1]	2017 restated¹
Profit of the period	10 414	5 688	9 166
Other comprehensive income: items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(182)	99	(37)

	(182)	99	(37)
Other comprehensive income: items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	947	(7 916)	1 716
Effective portion of changes in fair value of net investment hedges	(157)	114	(542)
Cash flow hedges recognized in equity	182	512	(60)
Cash flow hedges reclassified from equity to profit or loss	(292)	(565)	(36)

	680	(7 855)	1 077
Other comprehensive income, net of tax	498	(7 756)	1 040
Total comprehensive income	10 912	(2 068)	10 205
Attributable to:
Equity holders of AB InBev	10 044	(2 998)	8 831
Non-controlling interest	867	930	1 374

The accompanying notes are an integral part of these consolidated financial statements.

[1]	The consolidated statements of comprehensive income for 2018 and 2017 have been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

Consolidated statement of financial position

As at Million US dollar	Notes	31 December 2019	31 December 2018 restated[1]	1 January 2018 restated¹
ASSETS
Non-current assets
Property, plant and equipment	13	27 544	27 615	29 233
Goodwill	14	128 114	133 311	140 940
Intangible assets	15	42 452	44 831	45 874
Investments in associates and joint ventures	16	5 861	6 136	5 263
Investment securities	17	110	108	100
Deferred tax assets	18	1 719	1 517	1 251
Employee benefits	25	14	16	22
Income tax receivables		1 081	992	708
Derivatives	29	132	291	25
Trade and other receivables	20	807	769	834

Total non-current assets		207 834	215 587	224 251
Current assets
Investment securities	17	92	87	1 304
Inventories	19	4 427	4 234	4 119
Income tax receivables		627	457	908
Derivatives	29	230	16	458
Trade and other receivables	20	6 187	6 375	6 566
Cash and cash equivalents	21	7 238	7 074	10 472
Assets classified as held for sale	22	10 013	39	133

Total current assets		28 814	18 281	23 960

Total assets		236 648	233 868	248 208
EQUITY AND LIABILITIES
Equity
Issued capital	23	1 736	1 736	1 736
Share premium		17 620	17 620	17 620
Reserves		24 882	19 061	24 833
Retained earnings		31 484	26 068	28 387

Equity attributable to equity holders of AB InBev		75 722	64 485	72 576
Non-controlling interests	33	8 831	7 404	7 624

Total equity		84 553	71 889	80 200
Non-current liabilities
Interest-bearing loans and borrowings	24	97 564	106 997	110 637
Employee benefits	25	2 848	2 681	2 993
Deferred tax liabilities	18	12 824	13 165	13 107
Income tax payables		1 022	576	732
Derivatives	29	352	766	937
Trade and other payables	28	1 943	1 816	1 462
Provisions	27	701	1 152	1 515

Total non-current liabilities		117 254	127 153	131 383
Current liabilities
Bank overdrafts	21	68	114	117
Interest-bearing loans and borrowings	24	5 410	4 584	7 846
Income tax payables		1 346	1 220	1 558
Derivatives	29	3 799	5 574	1 457
Trade and other payables	28	22 864	22 568	24 762
Provisions	27	210	766	885
Liabilities associated with assets held for sale	22	1 145	—	—

Total current liabilities		34 841	34 826	36 625

Total equity and liabilities		236 648	233 868	248 208

The accompanying notes are an integral part of these consolidated financial statements.

[1]

The consolidated statements of financial position as at 31 December 2018 and 1 January 2018 have been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application. The Australian operations have been classified as assets held for sale as at 31 December 2019 without restatement of the respective balances as at 31 December 2018 as required by IFRS 5.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income Reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2017	1 736	17 620	(8 980)	45 726	1 437	(15 626)	1 212	28 214	71 339	10 086	81 425
Profit of the period	—	—	—	—	—	—	—	7 990	7 990	1 176	9 166
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	1 053	—	—	1 053	121	1 174
Cash flow hedges	—	—	—	—	—	(158)	—	—	(158)	61	(96)
Re-measurements of post-employment benefits	—	—	—	—	—	(53)	—	—	(53)	16	(37)
Total comprehensive income	—	—	—	—	—	842	—	7 990	8 831	1 374	10 205
Dividends	—	—	—	—	—	—	(93)	(7 821)	(7 914)	(1 316)	(9 230)
Treasury shares	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	—	316	—	—	—	316	18	333
Sale/(purchase) of non-controlling interests	—	—	—	—	—	—	—	—	—	(2 401)	(2 401)
Scope and other changes	—	—	—	—	—	—	—	5	5	(137)	(132)

As per 31 December 2017	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 387	72 576	7 624	80 200

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income Reserves¹	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2018	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 387	72 576	7 624	80 200
Impact of adopting IFRSs 9 and 15[2]	—	—	—	—	—	—	—	(4)	(4)	(42)	(46)
As per 1 January 2018, as adjusted	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 383	72 572	7 582	80 154
Profit of the period	—	—	—	—	—	—	—	4 370	4 370	1 318	5 688
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	(7 374)	—	—	(7 374)	(429)	(7 802)
Cash flow hedges	—	—	—	—	—	(92)	—	—	(92)	40	(52)
Re-measurements of post-employment benefits	—	—	—	—	—	98	—	—	98	1	99
Total comprehensive income	—	—	—	—	—	(7 368)	—	4 370	(2 998)	930	(2 068)
Dividends	—	—	—	—	—	—	(56)	(6 258)	(6 314)	(1 123)	(7 437)
Treasury shares[1]	—	—	2 431	—	—	—	(1 063)	(1 368)	—	—	—
Share-based payments	—	—	—	—	284	—	—	—	284	6	290
Sale/(purchase) of non-controlling interests	—	—	—	—	—	—	—	429	429	(429)	—
Hyperinflation monetary adjustments	—	—	—	—	—	—	—	560	560	345	905
Scope and other changes	—	—	—	—	—	—	—	(48)	(48)	94	46

As per 31 December 2018	1 736	17 620	(6 549)	45 726	2 037	(22 152)	—	26 068	64 485	7 404	71 889

[1]	See Note 23 Changes in equity and earnings per share.
[2]	See Note 3 (E) Summary of changes in accounting policies.

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income Reserves[1]	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2019	1 736	17 620	(6 549)	45 726	2 037	(22 152)	—	26 068	64 485	7 404	71 889
Profit of the period	—	—	—	—	—	—	—	9 171	9 171	1 243	10 414
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	1 143	—	—	1 143	(353)	790
Cash flow hedges	—	—	—	—	—	(97)	—	—	(97)	(13)	(110)
Re-measurements of post-employment benefits	—	—	—	—	—	(173)	—	—	(173)	(9)	(182)
Total comprehensive income	—	—	—	—		873	—	9 171	10 044	867	10 912
Dividends	—	—	—	—	—	—	—	(4 117)	(4 117)	(1 062)	(5 179)
Treasury shares	—	—	279	—	—	—	—	(279)	—	—	—
Share-based payments	—	—	—	—	290	—	—	—	290	29	319
Sale/(purchase) of non-controlling interest	—	—	—	4 378	—	—	—	—	4 378	1 427	5 805
Hyperinflation monetary adjustments	—	—	—	—	—	—	—	219	219	135	354
Scope and other changes	—	—	—	—	—	—	—	421	421	31	452

As per 31 December 2019	1 736	17 620	(6 270)	50 104	2 327	(21 279)	—	31 484	75 722	8 831	84 553

The accompanying notes are an integral part of these consolidated financial statements.

[1]	See Note 23 Changes in equity and earnings per share.

Consolidated statement of cash flows

For the year ended 31 December Million US dollar	Notes	2019	2018 restated	2017 restated
OPERATING ACTIVITIES
Profit from continuing operations		9 990	5 157	8 606
Depreciation, amortization and impairment	10	4 657	4 624	4 625
Impairment losses on receivables, inventories and other assets		112	107	130
Additions/(reversals) in provisions and employee benefits		216	504	175
Net finance cost/(income)	11	3 473	8 826	6 626
Loss/(gain) on sale of property, plant and equipment and intangible assets		(149)	(82)	(104)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(34)	(20)	(47)
Equity-settled share-based payment expense	26	340	333	348
Income tax expense	12	2 786	2 585	1 658
Other non-cash items included in profit		(220)	(654)	(261)
Share of result of associates and joint ventures		(152)	(153)	(430)

Cash flow from operating activities before changes in working capital and use of provisions		21 019	21 227	21 326
Decrease/(increase) in trade and other receivables		(258)	(105)	98
Decrease/(increase) in inventories		(426)	(588)	(255)
Increase/(decrease) in trade and other payables		679	1 170	292
Pension contributions and use of provisions		(715)	(487)	(577)

Cash generated from operations		20 299	21 217	20 884
Interest paid		(4 450)	(4 559)	(4 777)
Interest received		523	429	811
Dividends received		160	141	143
Income tax paid		(3 136)	(3 047)	(2 141)

Cash flow from operating activities		13 396	14 181	14 920
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(5 174)	(5 005)	(4 680)
Proceeds from sale of property, plant and equipment and of intangible assets		320	437	538
Acquisition of subsidiaries, net of cash acquired	6	(385)	(84)	(571)
Sale of subsidiaries, net of cash disposed of	6	133	257	40
Net proceeds from sale/(acquisition) of investment in short-term debt securities	17	(9)	1 296	4 337
Net proceeds from sale/(acquisition) of other assets		(25)	(172)	(277)
Net repayments/(payments) of loans granted		12	(156)	215
Proceeds from assets held for sale		55	—	15
Proceeds from SAB transaction-related divestitures		—	(330)	11 697
Taxes on SAB transaction-related divestitures		—	(100)	(3 449)

Cash flow from investing activities		(5 073)	(3 857)	7 865
FINANCING ACTIVITIES
(Purchase)/sale of non-controlling interest	23	222	(923)	(207)
Proceeds from public offering of minority stake in Budweiser APAC	23	5 575	—	—
Proceeds from borrowings	24	22 584	17 782	13 352
Payments on borrowings	24	(30 592)	(22 489)	(23 333)
Cash net finance (cost)/income other than interests		(845)	(513)	(1 498)
Payment of lease liabilities		(441)	(423)	(373)
Dividends paid		(5 015)	(7 761)	(9 275)

Cash flow from financing activities		(8 512)	(14 327)	(21 334)

Net increase/(decrease) in cash and cash equivalents on continuing operations		(189)	(4 003)	1 451

Net increase/(decrease) in cash and cash equivalents on discontinued operations	22	539	755	827
Cash and cash equivalents less bank overdrafts at beginning of year		6 960	10 356	8 395
Effect of exchange rate fluctuations		(141)	(148)	(319)

Cash and cash equivalents less bank overdrafts at end of period	21	7 169	6 960	10 355

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

Note
Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Other operating income/(expenses)	7
Exceptional items	8
Payroll and related benefits	9
Additional information on operating expenses by nature	10
Finance cost and income	11
Income taxes	12
Property, plant and equipment	13
Goodwill	14
Intangible assets	15
Investments in associates	16
Investment securities	17
Deferred tax assets and liabilities	18
Inventories	19
Trade and other receivables	20
Cash and cash equivalents	21
Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations	22
Changes in equity and earnings per share	23
Interest-bearing loans and borrowings	24
Employee benefits	25
Share-based payments	26
Provisions	27
Trade and other payables	28
Risks arising from financial instruments	29
Operating leases	30
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	31
Contingencies	32
Non-controlling interests	33
Related parties	34
Supplemental guarantor financial information	35
Events after the balance sheet date	36
AB InBev companies	37

1.	Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170 000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion US dollar (excluding joint ventures and associates).

The consolidated financial statements of the company for the year ended 31 December 2019 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.

The consolidated financial statements were authorized for issue by the Board of Directors on 11 March 2020.

2.	Statement of compliance

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2019 (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2019 and did not apply any European carve-outs from IFRS.

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

IFRS with effective application for annual periods beginning on 1st January 2019:

IFRS 16 Leases became effective on 1 January 2019 and was applied by the company for the first time as of that date, under the full retrospective application, with an initial application date as of 1 January 2017.

IFRS 16 Leases

IFRS 16 replaces the current lease accounting requirements and introduces significant changes to lessee accounting, removing the distinction between operating and finance leases under IAS 17 Leases and related interpretations and requiring a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. IFRS 16 also requires the recognition of depreciation charges relating to right-of-use assets and interest expenses on lease liabilities, as compared to the recognition of operating lease expenses or rental costs on a straight-line basis over the lease term, as was the case under prior requirements. In addition, the company has amended the consolidated cash flow statement presentation in order to segregate the payment of leases into a principal portion presented within financing activities and an interest component presented within operating activities.

For short-term leases and leases of low value assets, the company continues to recognize a lease expense on a straight-line basis as permitted by IFRS 16, and payments for these leases are presented in cash flow from operating activities. As a lessor, the company continues to classify leases as either finance leases or operating leases and accounts for those two types of leases differently.

The company has chosen the full retrospective application of IFRS 16 and, consequently, has restated the comparative information in these financial statements. In addition, the company has applied the practical expedient available on transition to IFRS 16 to not reassess whether a contract is or contains a lease. Accordingly, the definition of a lease under IAS 17 and its related interpretations will continue to apply to the leases entered or modified before 1 January 2019.

As a function of the transition to IFRS 16, the company recognized 1.7 billion US dollar of right-of-use assets and 1.8 billion US dollar of lease liabilities. Lease liabilities are measured at the present value of future lease payments discounted using incremental borrowing rates that consider the nature of the underlying assets and term of the leases.

Additional information is presented in Note 13 Property, plant and equipment, Note 24 Interest-bearing loans and borrowings and Note 29 Risks arising from financial instruments.

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning on 1 January 2019 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

Effective 1 January 2019, AB InBev adopted IFRIC 23 Uncertainty over Income Tax Treatments and has elected to apply IFRIC 23 retrospectively. The cumulative effect of the interpretation was recognized at the date of initial application and the company has not restated comparative periods in the year of initial application. AB InBev reviewed the income tax treatments in order to determine whether the interpretation could have an impact on the consolidated financial statements. In that respect, as at 31 December 2019, the company reclassified 573m US dollar of its existing income tax provisions into income tax liabilities, consistently with the current discussions held at the IFRS Interpretation Committee, which concluded that an entity is required to present assets and liabilities for uncertain tax treatments as current tax assets/liabilities or deferred tax assets/liabilities.

(F)	FOREIGN CURRENCIES

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing on the date of the balance sheet. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates prevailing at the dates the fair value was determined.

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

Financial Reporting in hyperinflationary economies

In May 2018, the Argentinean peso underwent a severe devaluation, leading Argentina’s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies. IAS 29 requires that the results of the company’s Argentinian operations be reported as if these were highly inflationary as of 1 January 2018.

Under IAS 29, non-monetary assets and liabilities stated at historical cost, equity and income statements of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency, applying a general price index. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the balance sheet and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period.

Exchange rates

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	31 December 2019	31 December 2018	31 December 2017	31 December 2019	31 December 2018	31 December 2017
Argentinean peso	59.890668	37.807879	18.774210	—	—	16.580667
Australian dollar	1.423804	1.416593	1.279580	1.438543	1.334300	1.308997
Brazilian real	4.030696	3.874806	3.308005	3.940998	3.634827	3.201667
Canadian dollar	1.299449	1.362882	1.253982	1.329140	1.293896	1.303248
Colombian peso	3 272.63	3 246.70	2 988.60	3 305.84	2 967.36	2 965.94
Chinese yuan	6.961461	6.877787	6.507500	6.886265	6.581607	6.785290
Euro	0.890155	0.873362	0.833819	0.892577	0.845697	0.886817
Mexican peso	18.845242	19.682728	19.735828	19.334915	19.195084	18.811612
Pound sterling	0.757344	0.781249	0.739790	0.784062	0.750773	0.773029
Peruvian nuevo sol	3.317006	3.369998	3.244558	3.346670	3.284477	3.267432
South Korean won	1 154.54	1 115.40	1 067.63	1 160.69	1 095.46	1 134.04
South African rand	14.044287	14.374909	12.345193	14.512975	13.105486	13.338803

(G)	INTANGIBLE ASSETS

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

Amortization

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company have a plan to discontinue the related brand or distribution. Software and capitalized development costs related to technology are amortized over 3 to 5 years.

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy O).

Gains and losses on sale

Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets.

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

Gains and losses on sale

Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment.

(K)	LEASES

The company as lessee

The company assesses whether a contract is or contains a lease at inception of a contract. The company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in cash flow from operating activities.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the company uses its incremental borrowing rate specific to the country, term and currency of the contract. In addition, the company considers its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates.

Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or a rate known at the commencement date, and purchase options or extension option payments if the company is reasonably certain to exercise these options. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and right-of-use asset and are recognized as an expense in the income statement in the period in which the event or condition that triggers those payments occurs.

A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a purchase option. The corresponding adjustment is made to the related right-of-use asset.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated starting at the commencement date over the shorter period of useful life of the underlying asset and lease term (refer to accounting policies J and O).

The lease liability is presented in the ‘Interest-bearing loans and borrowings’ line and the right-of-use assets are presented in the ‘Property, plant and equipment’ line in the consolidated statement of financial position. In addition, the principal portion of the lease payments is presented within financing activities and the interest component is presented within operating activities in the consolidated cash flow statement.

The company as lessor

Leases where the company transfers substantially all the risks and rewards of ownership to the lessee are classified as finance leases. Leases of assets under which all the risks and rewards of ownership are substantially retained by the company are classified as operating leases. Rental income is recognized in other operating income on a straight-line basis over the term of the lease.

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

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business and generally due for settlement within 30 days. Trade receivables are recognized initially at the amount of the consideration that is unconditional unless they contain significant financing components, when they are recognized at adjusted for the time value of money. The company holds trade and other receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method.

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

Other post-employment obligations

Some of AB InBev’s companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

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

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest-bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy V). The interest expense component of lease payments is also recognized in the income statement (in accretion expense) using the effective interest rate method.

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

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by senior management. The company has six operating segments.

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. The company’s five geographic regions are North America, Middle Americas, South America, EMEA and Asia Pacific.

The aggregation criteria applied are based on similarities in the economic indicators (e.g. margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore, management assessed additional factors such as management’s views on the optimal number of reporting segments, AB InBev historical geographies, peer comparison (e.g. Asia Pacific and EMEA being a commonly reported regions amongst the company’s peers), as well as management’s view on the optimal balance between practical and more granular information.

The results of Global Export and Holding Companies, which includes the company’s global headquarters and the export businesses in countries in which AB InBev has no operations are reported separately. The company’s five geographic regions plus the Global Export and Holding Companies comprise the company’s six reportable segments for financial reporting purposes.

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

To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing these consolidated restated financial statements for the year ended 31 December 2019.

A number of amendments to standards are effective for annual periods beginning after 1 January 2019, and have not been discussed either because of their non-applicability or immateriality to AB InBev’s consolidated financial statements.

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

These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or, if the revision affects both current and future periods, in the period of the revision and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and understanding results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

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

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimates are made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the following year are further discussed in the relevant notes hereafter.

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty relate mainly to the following: the reporting of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses into AB InBev Efes which closed on 30 March 2018; the adoption of hyperinflation accounting for the company’s Argentinean operations; the reporting of proceeds from the public offering of a minority stake in the company’s Asia Pacific subsidiary, Budweiser Brewing Company APAC Limited (“Budweiser APAC”); and the reporting of its Australian operations as assets held for sale as discussed below.

(A)	MERGER OF BUSINESSES IN RUSSIA AND UKRAINE WITH ANADOLU EFES

On 30 March 2018, AB InBev announced the completion of the 50:50 merger of its Russia and Ukraine businesses with those of Anadolu Efes. Following completion, the company’s operations in Russia and Ukraine and those of Anadolu Efes are fully combined under a new company called AB InBev Efes. The combined business is fully consolidated into Anadolu Efes financial accounts. AB InBev has stopped consolidating the results of these operations as of the second quarter 2018 and account for its investment in AB InBev Efes under the equity method. Refer to Note 6 Acquisitions and disposals of Subsidiaries and Note 16 Investments in associates.

(B)	HYPERINFLATION IN ARGENTINA

In May 2018, the Argentinean peso underwent a severe devaluation, resulting in Argentina’s three-year cumulative inflation exceeding 100% in 2018, and thus requiring a transition to hyperinflation accounting as of 1 January 2018, as required by IAS 29 Financial Reporting in Hyperinflationary Economies. The main principle in IAS 29 is that the financial statements of an entity that reports in the currency of a hyperinflationary economy must be stated in terms of the measuring unit current at the end of the reporting period. Therefore, each of (1) the non-monetary assets and liabilities stated at historical cost and (2) the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. Monetary items that are already stated at the measuring unit at the end of the reporting period are not restated. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate.

Consequently, the company applied hyperinflation accounting for its Argentinean subsidiaries for the first time in the year-to-date September 2018 unaudited condensed interim financial statements, with effect as of 1 January 2018. The IAS 29 rules are applied as follows:

•

Non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The hyperinflation accounting impacts resulting from changes in the general purchasing power from 1 January 2018 are reported in the income statement in a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 11 Finance cost and income);

•

The income statement is adjusted at the end of each reporting period using the change in the general price index. It is converted at the closing exchange rate of each period (rather than the year-to-date average rate which is used for non-hyperinflationary economies), thereby restating the year-to-date income statement account for both inflation index and currency conversion.

The 2019 results, restated for purchasing power, were translated at the December 2019 closing rate of 59.890668 Argentinean pesos per US dollar (2018 results - at 37.807879 Argentinean pesos per US dollar).

(C)	ANNOUNCED DIVESTITURE OF AUSTRALIA BUSINESS TO ASAHI

On 19 July 2019, AB InBev announced an agreement to divest its Australia business (Carlton & United Breweries) to Asahi for AUD 16.0 billion, equivalent to approximately USD 11.2 billion1. As part of this transaction, the company will grant Asahi rights to commercialize its portfolio of global and international brands in Australia. The transaction is expected to close in the first half of 2020, subject to customary closing conditions, including but not limited to regulatory approvals in Australia.

Effective 30 September 2019, AB InBev classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represent a separate major line of business, these are now accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”). Refer to Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

(D)	LISTING OF BUDWEISER APAC ON THE HONG KONG STOCK EXCHANGE

On 30 September 2019, the company successfully completed the listing of a minority stake of its Asia Pacific subsidiary, Budweiser APAC, on the Hong Kong Stock Exchange for USD 5.75 billion (including the exercise of an over-allotment option). On 3 October 2019, the over-allotment option in connection with the initial public offering of a minority stake of Budweiser APAC was fully exercised. Following the full exercise of the over-allotment option, AB InBev controls 87.22% of the issued share capital of Budweiser APAC. Refer to Note 23 Changes in equity and earnings per share.

[1]	Converted into US dollars at the December 2019 closing rate of 1.423803.

5.	Segment reporting

Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources.

The organizational structure effective as of 1 January 2019 comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes. Key changes made to company’s segment structure were as follows: (i) the Middle Americas region combines the former Latin America West region and the business unit Central America and Caribbean, which was previously reported in Latin America North region, and (ii) the South America region combines the former Latin America South region and Brazil, which was previously reported in Latin America North region. These organizational changes were effective as of 1 January 2019 and have been reflected in these consolidated financial statements.

AB InBev has restated the 2018 results (referred to as “2018 restated”) to reflect:

•	the new company organizational structure effective 1 January 2019;

•	the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018; and

•

the classification of the Australian operations as a disposal group held for sale as if the classification had been applied as of 1 January 2018, in line with IFRS rules. Refer to Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations for more details.

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

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

	North America			Middle Americas			South America			EMEA			Asia Pacific
	2019	2018 restated	2017 restated	2019	2018 restated	2017 restated	2019	2018 restated	2017 restated	2019	2018 restated	2017 restated	2019	2018 restated	2017 restated
Volume	108	111	114	134	129	124	140	136	140	86	87	132	93	96	94
Revenue	15 488	15 504	15 588	11 912	11 614	10 780	9 790	10 238	11 596	7 911	8 368	10 344	6 544	6 735	6 094
Normalized EBITDA	6 185	6 199	6 377	6 356	6 033	5 265	4 145	4 696	5 243	2 781	3 184	3 516	2 287	2 178	1 804
Normalized EBITDA margin %	39.9%	40.0%	40.9%	53.4%	51.9%	48.8%	42.3%	45.9%	45.2%	35.2%	38.1%	34.0%	35.0%	32.3%	29.6%
Depreciation, amortization and impairment	(833)	(834)	(886)	(921)	(844)	(781)	(955)	(1 008)	(1 064)	(974)	(936)	(992)	(648)	(734)	(649)
Normalized profit from operations (EBIT)	5 352	5 365	5 492	5 435	5 189	4 483	3 190	3 688	4 179	1 807	2 248	2 524	1 639	1 444	1 155
Exceptional items (see Note 8)	(11)	(10)	4	(51)	(151)	(158)	(96)	1	(26)	(61)	(370)	(144)	(41)	(43)	(44)
Profit from operations (EBIT)	5 341	5 355	5 495	5 384	5 038	4 325	3 094	3 689	4 153	1 746	1 878	2 381	1 598	1 401	1 110
Net finance income/(cost)
Share of results of associates and joint ventures
Income tax expense
Profit from continuing operations
Discontinued operations
Profit/(loss)
Segment assets (non-current)	63 725	63 443	63 341	76 168	71 844	74 196	13 452	13 250	13 858	39 442	42 874	46 889	13 450	22 545	24 189
Gross capex	679	917	530	1 286	1 324	1 206	1 063	777	776	1 208	1 163	1 086	626	599	564
FTE	20 040	19 323	19 306	52 412	53 140	56 006	41 603	40 503	41 140	23 804	23 604	26 823	29 482	31 523	36 386

	Global Export and holding companies			Consolidated
	2019	2018 restated	2017 restated	2019	2018 restated	2017 restated
Volume	1	1	2	561	560	605
Revenue	685	582	457	52 329	53 041	54 859
Normalized EBITDA	(676)	(558)	(510)	21 078	21 732	21 695
Normalized EBITDA margin %	—	—	—	40.3%	41.0%	39.5%
Depreciation, amortization and impairment	(325)	(269)	(253)	(4 657)	(4 624)	(4 625)
Normalized profit from operations (EBIT)	(1 001)	(827)	(764)	16 421	17 107	17 069
Exceptional items (see Note 8)	(63)	(119)	(241)	(323)	(692)	(609)
Profit from operations (EBIT)	(1 064)	(946)	(1 004)	16 098	16 414	16 460
Net finance income/(cost)				(3 473)	(8 826)	(6 626)
Share of results of associates and joint ventures				152	153	430
Income tax expense				(2 786)	(2 585)	(1 658)
Profit from continuing operations				9 990	5 157	8 606
Discontinued operations				424	531	560
Profit/(loss)				10 414	5 688	9 166
Segment assets (non-current)	1 595	1 631	1 778	207 834	215 587	224 251
Gross capex	312	224	247	5 174	5 005	4 409
FTE	4 574	4 683	3 254	171 915	172 776	182 915

For the period ended 31 December 2019, net revenue from the beer business amounted to 47 984m US dollar (31 December 2018: 48 602m US dollar; 31 December 2017: 50 703m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 4 345m US dollar (31 December 2018: 4 439m US dollar; 31 December 2017: 4 156m US dollar). Additionally, for the period ended 31 December 2019, net revenue from the company’s business in the United States amounted to 13 693m US dollar (31 December 2018: 13 624m US dollar; 31 December 2017: 13 705m US dollar) and net revenue from the company’s business in Brazil amounted to 7 277m US dollar (31 December 2018: 7 375m US dollar; 31 December 2017: 8 233m US dollar).

On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 668m US dollar (31 December 2018: 710m US dollar; 31 December 2017: 704m US dollar) and non-current assets located in the country of domicile represented 2 215m US dollar (31 December 2018: 2 117m US dollar; 31 December 2017: 2 106m US dollar).

6.	Acquisitions and disposals of subsidiaries

The table below summarizes the impact of acquisitions and disposals on the statement of financial position and cash flows of AB InBev for 31 December 2019 and 31 December 2018:

Million US dollar	2019 Acquisitions	2018 Acquisitions	2019 Disposals	2018 Disposals
Non-current assets
Property, plant and equipment	44	2	(1)	(310)
Intangible assets	128	24	(29)	(17)
Deferred tax assets	—	23	—	—
Trade and other receivables	—	—	—	(86)
Investments in associates	(15)	—	—	—
Current assets
Inventories	43	17	(7)	(84)
Income tax receivables	—	—	—	(2)
Trade and other receivables	19	2	(1)	(79)
Cash and cash equivalents	40	8	—	(6)
Assets held for sale	—	—	—	(27)
Non-current liabilities
Interest-bearing loans and borrowings	(11)	(3)	—	—
Trade and other payables	(110)	—	—	—
Deferred tax liabilities	(33)	—	9	4
Current liabilities
Trade and other payables	(65)	(19)	2	406

Net identifiable assets and liabilities	40	54	(27)	(201)
Non-controlling interest	(12)	—	2	1
Goodwill on acquisitions and goodwill disposed of	682	107	(22)	(652)
Loss/(gain) on disposal	—	—	(21)	(15)
Consideration to be (paid)/received	(275)	(112)	—	47
Net cash paid on prior years acquisitions	16	68	(65)	—
Recycling of CTA in respect of net assets	—	—	—	(584)
Contribution in kind	—	—	—	1 150

Consideration paid/(received)	451	117	(133)	(254)
Cash (acquired)/disposed of	(40)	(5)	—	(3)

Net cash outflow / (inflow)	411	112	(133)	(257)
Net cash outflow / (inflow) on continuing operations	385	84	(133)	(257)
Net cash outflow / (inflow) on discontinued operations	26	28	—	—

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses as discussed in Note 4 (A). This transaction involved the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes in exchange for a 50% ownership in AB InBev Efes. In line with IFRS, the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes, with AB InBev losing control, is accounted for as a deemed disposal and the 50% non-controlling interest AB InBev received in AB InBev Efes in exchange for such contribution is accounted for as a deemed acquisition of an investment in associate, with both acquisition and disposal measured at their fair value estimated at 1.15 billion US dollar representing the estimated value of the 50% investment AB InBev will hold in AB InBev Efes after adjustment for net debt. See also Note 16 Investments in associates.

On 30 March 2018, AB InBev derecognized 573m US dollar net assets related to its former Russia and Ukraine businesses and recycled 584m US dollar from other comprehensive income to the consolidated income statement, resulting in a net exceptional, non-cash loss of 7m US dollar (see also Note 8 Exceptional items).

The company undertook a series of additional acquisitions and disposals during 2018 and 2019, with no significant impact in the company’s consolidated financial statements.

7.	Other operating income/(expenses)

Million US dollar	2019	2018 restated	2017 restated
Government grants	280	317	404
License income	30	45	65
Net (additions to)/reversals of provisions	(10)	(11)	(4)
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	172	80	140
Net rental and other operating income	402	374	341

Other operating income/(expenses)	875	805	946

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

In 2019, the company expensed 291m US dollar in research, compared to 276m US dollar in 2018 and 265m US dollar in 2017. The spend focused on product innovations, market research, as well as process optimization and product development.

8.	Exceptional items

IAS 1 Presentation of financial statements requires that material items of income and expense be disclosed separately. Exceptional items are items that in management’s judgment, need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company’s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance as noted in Note 5 Segment Reporting.

The exceptional items included in the income statement are as follows:

Million US dollar	2019	2018 restated	2017 restated
Restructuring	(170)	(363)	(447)
Acquisition costs business combinations	(23)	(73)	(123)
Business and asset disposal (including impairment losses)	(50)	(26)	(39)
Brazil State tax regularization program	(74)	—	—
Cost related to public offering of minority stake in Budweiser APAC	(6)	—	—
Provision for EU investigation	—	(230)	—

Impact on profit from operations	(323)	(692)	(609)

The exceptional restructuring charges for 2019 total (170)m US dollar (2018: (363)m US dollar; 2017: (447)m US dollar). These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

The acquisition costs of business combinations amount to (23)m US dollar in 2019, primarily related to cost incurred to facilitate the combination with SAB (2018: (73)m US dollar; 2017: (123)m US dollar).

Business and asset disposals amount to (50)m US dollar in 2019, mainly comprising of costs incurred in relation to the announced divestiture of the Australia business. Business and asset disposals amounted to (26)m US dollar in 2018, mainly related to the costs incurred related to the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and the related transaction costs (see also Note 6 Acquisitions and disposals of subsidiaries). Business and asset disposals amounted to (39)m US dollar in 2017, mainly related to the costs incurred related to the divestitures completed during 2017, partly offset by proceeds from prior years’ sale.

In 2019, Ambev made a payment of (74)m US dollar to the State of Mato Grosso in relation to the Special Value-added Tax (ICMS) Amnesty Program in Brazil in accordance with the Brazilian State Tax Regularization Program.

The company incurred 117m US dollar in fees related to the initial public offering of a minority stake of Budweiser APAC, its Asia Pacific subsidiary, of which 6m US dollar were reported in the income statement and 111m US dollar were capitalized in equity. In addition, the company has also reported 58m US dollar stamp duties in equity that are directly attributable to the public offering of Budweiser APAC.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these proceedings, a provision of 230m US was recognized in 2018 and settled in 2019. Refer also to Note 27 Provisions.

The company incurred exceptional net finance income of 882m US dollar for 2019 (2018: (1 982)m US dollar cost; 2017: (693)m US dollar cost) – see Note 11 Finance cost and income.

All the amounts referenced above are before income taxes. The exceptional items as of 31 December 2019 increased income taxes by 6m US dollar, decreased income taxes by 240m US dollar in 2018 and decreased income taxes by 814m US dollar in 2017. The 2017 decrease of income taxes, mainly related to a 1.8 billion US dollar adjustment following the US tax reform enacted on 22 December 2017 partially offset by provisions accrued for tax contingencies covered by the Brazilian Federal Tax Regularization Program entered into by Ambev – see Note 12 Income taxes and Note 18 Deferred tax assets and liabilities.

Non-controlling interest on the exceptional items amounts to 108m US dollar in 2019 (2018: 32m US dollar; 2017: 526m US dollar).

9.	Payroll and related benefits

Million US dollar	2019	2018 restated	2017 restated
Wages and salaries	(4 563)	(4 638)	(4 752)
Social security contributions	(683)	(694)	(688)
Other personnel cost	(678)	(708)	(759)
Pension expense for defined benefit plans	(193)	(192)	(196)
Share-based payment expense	(340)	(353)	(348)
Contributions to defined contribution plans	(101)	(109)	(107)

Payroll and related benefits	(6 558)	(6 694)	(6 850)

The number of full time equivalents can be split as follows:

	2019	2018	2017
AB InBev NV (parent company)	204	180	215
Other subsidiaries	171 711	172 596	182 700

Total number of FTE	171 915	172 776	182 915

10.	Additional information on operating expenses by nature

Depreciation, amortization and impairment charges are included in the following line items of the 2019 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use asset	Impairment of goodwill
Cost of sales	2 751	86	11	—
Distribution expenses	155	4	191	—
Sales and marketing expenses	379	247	160	—
Administrative expenses	277	290	98	—
Other operating expenses	8	—	—	—

Depreciation, amortization and impairment	3 570	627	460	—

Depreciation, amortization and impairment charges are included in the following line items of the 2018 restated consolidated income statement:

Million US dollar (restated)	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use asset	Impairment of goodwill
Cost of sales	2 807	67	—	—
Distribution expenses	166	3	186	—
Sales and marketing expenses	414	165	153	—
Administrative expenses	285	254	116	—
Other operating expenses	8	—	—	—

Depreciation, amortization and impairment	3 680	489	455	—

Depreciation, amortization and impairment charges are included in the following line items of the 2017 restated consolidated income statement:

Million US dollar (restated)	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use asset	Impairment of goodwill
Cost of sales	2 791	40	—	—
Distribution expenses	197	4	171	—
Sales and marketing expenses	416	196	137	—
Administrative expenses	335	245	83	—
Other operating expenses	4	—	—	—
Exceptional items	—	—	—	6

Depreciation, amortization and impairment	3 743	485	391	6

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 5m US dollar in 2019 from the aggregate depreciation, amortization and impairment expense to cost of goods sold (2018: 1m US dollar; 2017: nil).

11.	Finance cost and income

The finance costs included in the income statement are as follows:

Million US dollar	2019	2018 restated	2017 restated
Interest expense	(4 168)	(4 141)	(4 314)
Capitalization of borrowing costs	19	23	22
Net interest on net defined benefit liabilities	(95)	(94)	(102)
Accretion expense	(650)	(511)	(736)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(393)	(449)	(382)
Net foreign exchange results (net of the effect of foreign exchange derivative instruments)	(180)	19	(306)
Tax on financial transactions	(79)	(110)	(68)
Net mark-to-market results on derivatives related to the hedging of share-based payment	898	(1 774)	(291)
Other financial costs, including bank fees	(225)	(242)	(136)

	(4 873)	(7 279)	(6 313)
Exceptional finance cost	(222)	(1 982)	(693)

Finance costs	(5 095)	(9 261)	(7 006)

Finance income included in the income statement is as follows:

Million US dollar	2019	2018 restated	2017 restated
Interest income	410	333	289
Hyperinflation monetary adjustments	86	46	—
Other financial income	21	56	91

	518	435	380
Exceptional finance income	1 104	—	—

Finance income	1 622	435	380

Finance costs, excluding exceptional items, decreased by 2 406m US dollar compared to 2018 mainly as a result of mark-to-market on certain derivatives related to the hedging of share-based payment programs. In 2019, the mark-to-market on such derivatives amounted to a gain of 898m US dollar (2018: 1 774m US dollar loss; 2017: 291m US dollar loss).

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in China and South Africa. Interest is capitalized at a borrowing rate ranging from 3% to 4%.

In 2019, accretion expense includes interest on lease liabilities of 124m US dollar (2018: 111m US dollar; 2017: 123m US dollar).

Interest expenses is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments.

Exceptional finance cost for 2019 includes:

•	188m US dollar write-off on the company’s investment in Delta Corporation Ltd following the entry of Zimbabwe in a hyperinflation economy;

•

34m US dollar of interest paid to the State of Mato Grosso in relation to the Special Value-added Tax (ICMS) Amnesty Program in Brazil in accordance with the Brazilian State Tax Regularization Program (2018: nil; 2017: 44m US dollar).

Exceptional finance income for 2019 includes:

•

445m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo (2018: 873m US dollar loss; 2017: 146m US dollar). See also Note 23 Changes in equity and earnings per share;

•

433m US dollar resulting from mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB (2018: 849m US dollar loss; 2017: 142m US dollar loss);

•

226m US dollar gains resulting from the early termination of certain bonds, income related to the reduction of deferred considerations on acquisitions and foreign exchange translation gains on intragroup loans that were historically reported in equity and were recycled to profit and loss account upon the reimbursement of these loans (2018: 260m US dollar loss; 2017: 261m US dollar loss).

Exceptional net finance cost for 2017 also includes 100m US dollar related to accelerated accretion expenses associated to the repayment of the 2015 senior facilities agreement and the early redemption of certain notes. See also Note 24 Interest-bearing loans and borrowings.

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2019	2018	2017
Cash and cash equivalents	237	256	207
Investment debt securities held for trading	9	22	16
Other loans and receivables	164	55	64

Total	410	333	287

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 29 Risks arising from financial instruments.

12.	Income taxes

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2019	2018 restated	2017 restated
Current year	(2 863)	(2 704)	(3 698)
(Underprovided)/overprovided in prior years	58	101	1

Current tax expense	(2 805)	(2 603)	(3 697)
Origination and reversal of temporary differences	(21)	(148)	2 000
(Utilization)/recognition of deferred tax assets on tax losses	13	120	23
Recognition of previously unrecognized tax losses	27	46	16

Deferred tax (expense)/income	19	18	2 039

Total income tax expense	(2 786)	(2 585)	(1 658)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2019	2018 restated	2017 restated
Profit before tax	12 776	7 741	10 264
Deduct share of result of associates and joint ventures	152	153	430

Profit before tax and before share of result of associates and joint ventures	12 624	7 588	9 834
Adjustments on taxable basis
Government incentives	(709)	(742)	(982)
Non-deductible/(non-taxable) marked to market on derivatives	(1 776)	3 496	579
Other expenses not deductible for tax purposes	1 223	1 796	1 795
Other non-taxable income	(282)	(158)	(178)

	11 080	11 980	11 048
Aggregated weighted nominal tax rate	26.2%	26.5%	28.2%
Tax at aggregated weighted nominal tax rate	(2 901)	(3 172)	(3 116)
Adjustments on tax expense
Utilization of tax losses not previously recognized	13	120	23
Recognition of deferred taxes assets on previous years’ tax losses	27	46	16
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(137)	(125)	(143)
(Underprovided)/overprovided in prior years	58	101	1
Deductions from interest on equity	666	471	553
Deductions from goodwill	20	17	57
Other tax deductions	259	400	723
US Tax reform (change in tax rate and other)	—	116	1 760
Change in tax rate	(95)	144	(59)
Withholding taxes	(505)	(403)	(386)
Brazilian Federal Tax Amnesty Program	—	—	(870)
Other tax adjustments	(191)	(300)	(217)

	(2 786)	(2 585)	(1 658)
Effective tax rate	22.1%	34.1%	16.9%

The total income tax expense for 2019 amounts to 2 786m US dollar compared to 2 585m US dollar for 2018. The effective tax rate decreased from 34.1% for 2018 to 22.1% for 2019.

The 2019 effective tax rate was positively impacted by non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The 2018 effective tax rate was negatively impacted by non-deductible losses from these derivatives.

During 2018, the company finalized the re-measurement of current and deferred taxes resulting from the US Tax reform enacted on 22 December 2017, based on published regulation and guidance. Such remeasurement resulted in an adjustment of 116m US dollar in 2018 to the reported current and deferred taxes.

The 2017 effective tax rate was positively impacted by a 1.8 billion US dollar adjustment following the US tax reform enacted on 22 December 2017. This 1.8 billion US dollar adjustment resulted mainly from the re-measurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser Busch and certain deferred tax assets following the change in federal tax rate from 35% to 21%. The adjustment represented the company’s best estimate of the deferred tax liability re-measurement resulting from the US Tax reform at the time, and was recognized as an exceptional gain per 31 December 2017. This impact was partially offset by Ambev and certain of its subsidiaries joining the Brazilian Federal Tax Regularization Program – PERT in September 2017 whereby Ambev committed to pay some tax contingencies that were under dispute, totaling 3.5 billion Brazilian real (1.1 billion US dollar), with 1.0 billion Brazilian real (0.3 billion US dollar) paid in 2017 and the remaining amount payable in 145 monthly installments starting January 2018, plus interest. Within these contingencies, a dispute related to presumed taxation at Ambev’s subsidiary CRBs was not provided for until September 2017 as the loss was previously assessed as possible. The total amount recognized in 2017 as exceptional amounted to 2.9 billion Brazilian real (0.9 billion US dollar) of which 2.8 billion Brazilian real (0.9 billion US dollar) were reported in the income tax line and 141 million Brazilian real (44m US dollar) in the finance line.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2019	2018	2017
Re-measurements of post-employment benefits	19	22	(39)
Cash flow and net investment hedges	88	108	(95)

Income tax (losses)/gains	107	130	(134)

13.	Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	31 December 2019	31 December 2018 restated
Property, plant and equipment owned	25 515	25 638
Property, plant and equipment leased (right-of-use assets)	2 029	1 977

Total property, plant and equipment	27 544	27 615

	31 December 2019				31 December 2018 restated[1]
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	12 155	33 540	2 274	47 969	48 297
Effect of movements in foreign exchange	(94)	(374)	(17)	(485)	(3 086)
Acquisitions	48	1 236	3 167	4 451	4 342
Acquisitions through business combinations	—	22	2	24	2
Disposals	(208)	(1 777)	(2)	(1 987)	(1 474)
Disposals through the sale of subsidiaries	(1)	(3)	—	(4)	(1 128)
Transfer (to)/from other asset categories and other movements[2]	316	1 737	(3 264)	(1 211)	1 014

Balance at end of the period	12 216	34 381	2 160	48 757	47 969
Depreciation and impairment losses
Balance at end of previous year	(3 450)	(18 881)	—	(22 331)	(21 414)
Effect of movements in foreign exchange	40	270	—	310	1 392
Depreciation	(409)	(2 961)	—	(3 370)	(3 530)
Disposals	119	1 615	—	1 734	1 249
Disposals through the sale of subsidiaries	1	2	—	3	818
Impairment losses	(1)	(86)	—	(87)	(91)
Transfer to/(from) other asset categories and other movements[1]	96	403	—	499	(755)

Balance at end of the period	(3 604)	(19 638)	—	(23 242)	(22 331)
Carrying amount
at 31 December 2018	8 704	14 659	2 274	25 638	25 638
at 31 December 2019	8 612	14 743	2 160	25 515	—

As a result of the agreement to divest CUB to Asahi, the company reclassified 625m US dollar in property, plant and equipment to assets held for sale as at 31 December 2019 – see Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

As at 31 December 2019, the carrying amount of property, plant and equipment subject to restrictions on title amounted to 4m US dollar (31 December 2018: 8m US dollar).

Contractual commitments to purchase property, plant and equipment amounted to 457m US dollar as at 31 December 2019 compared to 416m US dollar as at 31 December 2018.

[1]

The 2018 balances have been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application. As required by IFRS 5, the Australia property, plant and equipment balances for the Australia operations were reclassified to assets held for sale as at 31 December 2019 without restatement of 2018 balances.

[2]

The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies. Accordingly, the 2019 transfers include the balances of Australian operations reclassified to assets held for sale as at 31 December 2019.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 4 854m US dollar in 2019 and 4 568m US dollar in 2018. Out of the total 2019 capital expenditures approximately 42% was used to improve the company’s production facilities while 43% was used for logistics and commercial investments and 15% for improving administrative capabilities and for the purchase of hardware and software.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	2019
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 31 December	1 723	306	2 029

Depreciation for the period	(329)	(160)	(489)

	2018 restated
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 31 December	1 624	353	1 977

Depreciation for the period	(318)	(150)	(468)

As a result of the agreement to divest CUB to Asahi, the company reclassified 84m US dollar right-of-use assets to assets held for sale – see Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. These lease agreements will mature in November 2034. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

Additions to right-of-use assets during 2019 were 420m US dollar (2018: 215m US dollar). The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant. In 2019, AB InBev recognized right-of-use assets on acquisitions of subsidiaries of 12m US dollar (2018: nil) – see also note 6 Acquisitions and disposals of subsidiaries.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.

14.	Goodwill

Million US dollar	31 December 2019	31 December 2018
Acquisition cost
Balance at end of previous year	133 316	140 980
Effect of movements in foreign exchange	53	(7 541)
Disposals through the sale of subsidiaries	(22)	(652)
Acquisitions through business combinations	682	107
Hyperinflation monetary adjustments	171	435
Reclassified as held for sale	(6 081)	(13)

Balance at end of the period	128 119	133 316
Impairment losses
Balance at end of previous year	(5)	(40)
Impairment losses	—	—
Disposals through the sale of subsidiaries	—	35

Balance at end of the period	(5)	(5)
Carrying amount
at 31 December 2018	133 311	133 311
at 31 December 2019	128 114

As a result of the agreement to divest CUB to Asahi, the company reclassified 6 081m US dollar goodwill to assets held for sale – see Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

In 2019, AB InBev recognized goodwill on acquisitions of subsidiaries of 682m US dollar (2018: 107m US dollar) – see also Note 6 Acquisitions and disposals of subsidiaries.

Effective 1st of January 2019 AB InBev adopted a new organizational structure resulting in a change in cash-generating units. Furthermore, following the closing in 2019 of a new bottling agreement with the Coca-Cola Group in Honduras and El Salvador and changes in the operating model of the soft drinks business acquired through the SAB combination, the company re-allocated 3.0 Bio US dollar goodwill to the Rest of Middle Americas CGU and reduced the amount of goodwill previously allocated to the South Africa and Rest of Africa CGUs by 2.2 billion US dollar and 0.8 billion US dollar, respectively.

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following this merger, the company derecognized its Russian and Ukrainian net assets including goodwill (see Note 6 Acquisitions and disposals of subsidiaries).

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar Cash-generating unit	2019	2018[1]
United States	33 451	33 288
Rest of North America	1 984	1 891
Mexico	13 175	12 614
Colombia	18 647	18 796
Rest of Middle Americas	25 257	21 969
Brazil	4 539	4 715
Rest of South America	1 101	1 139
Europe	2 277	2 222
South Africa	13 500	15 910
Rest of Africa	6 691	7 701
China	3 095	2 758
Rest of Asia Pacific[2]	4 397	10 308

Total carrying amount of goodwill	128 114	133 311

A significant portion of the goodwill was recorded in connection with the 2016 combination with SAB.

AB InBev completed its annual impairment test for goodwill and concluded that, based on the assumptions described below, no impairment charge was warranted.

The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. AB InBev believes that all of its estimates are reasonable: they are consistent with the company’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. If the company’s current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of the company’s control change unfavorably, the estimated fair value of goodwill could be adversely affected, leading to a potential impairment in the future.

During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of Colombia, Rest of Middle Americas and South Africa cash-generating units that show the highest invested capital to EBITDA multiple. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

Goodwill, which accounted for approximately 54% of AB InBev total assets as at 31 December 2019, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.

AB InBev’s impairment testing methodology is in accordance with IAS 36, in which fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted free cash flow approach based on acquisition valuation models for the cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for the other cash-generating units.

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

[1]	The 2018 presentation has been restated following the change in cash-generating units effective as of 1 January 2019.
[2]	The balance attributable to the Rest of Asia Pacific CGU as at 31 December 2018 includes the Australia operations’ goodwill reclassified to assets held for sale as at 31 December 2019.

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

•	Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric;

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 3% and 5%.

For the cash generating units subject to a discounted free cash flow approach, the WACC applied in US dollar nominal terms were as follows:

Cash-generating unit	2019	2018
Colombia	6%	7%
Rest of Middle Americas	9%	9%
South Africa	7%	8%
Rest of Africa	10%	11%

In the sensitivity analysis performed by management, an adverse change of 1% in WACC would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators (i.e. recent market transactions from peers).

15.	Intangible assets

	31 December 2019					31 December 2018[1]
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	42 133	2 949	2 692	691	48 465	48 871
Effect of movements in foreign exchange	(13)	(34)	(29)	(3)	(79)	(1 765)
Acquisitions through business combinations	88	—	5	6	99	24
Acquisitions and expenditures	—	290	113	228	631	668
Disposals	—	(120)	(136)	(3)	(259)	(96)
Disposals through the sale of subsidiaries	(29)	—	—	—	(29)	(47)
Transfer (to)/from other asset categories and other movements[2]	(2 105)	(311)	(51)	(253)	(2 720)	810

Balance at end of period	40 074	2 774	2 594	666	46 108	48 465
Amortization and impairment losses
Balance at end of previous year	(32)	(1 479)	(2 002)	(121)	(3 634)	(2 997)
Effect of movements in foreign exchange	—	24	16	1	41	164
Amortization	—	(239)	(322)	(61)	(622)	(445)
Disposals	—	117	135	2	254	14
Disposals through the sale of subsidiaries	—	—	—	—	—	30
Transfer to/(from) other asset categories and other movements[1]	—	(18)	322	1	305	(400)

Balance at end of period	(32)	(1 595)	(1 851)	(178)	(3 656)	(3 634)
Carrying value
at 31 December 2018	42 101	1 470	690	570	44 831	44 831
at 31 December 2019	40 042	1 179	743	488	42 452

As a result of the agreement to divest CUB to Asahi, the company reclassified 2 727m US dollar intangible assets to assets held for sale – see Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

During 2019, AB InBev recognized intangible assets on acquisitions of subsidiaries of 128m US dollar (2018: 24m US dollar) out of which 29m US dollar relates to acquisitions in Australia subsequently tranferred to assets held for sale – see also Note 6 Acquisitions and disposals of subsidiaries.

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

As at 31 December 2019, the carrying amount of the intangible assets amounted to 42 452m US dollar (31 December 2018: 44 831m US dollar) of which 40 181m US dollar was assigned an indefinite useful life (31 December 2018: 42 435m US dollar) and 2 271m US dollar a finite life (31 December 2018: 2 396m US dollar).

[1]	As required by IFRS 5, the intangible assets balances of the Australia operations were reclassified to assets held for sale as at 31 December 2019 without restatement of the 2018 balances.
[2]

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of intangible assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies. Accordingly, the 2019 transfers include the balances of Australian operations reclassified to assets held for sale as at 31 December 2019.

The carrying amount of intangible assets with indefinite useful lives was allocated to the cash-generating units as follows:

Million US dollar Country	2019	2018
United States	22 124	22 037
Rest of North America	66	63
Mexico	3 243	3 068
Colombia	3 488	3 516
Rest of Middle Americas	3 915	3 915
Brazil	3	1
Rest of South America	714	741
Europe	489	535
South Africa	3 417	3 338
Rest of Africa	1 228	1 261
China	410	381
Rest of Asia Pacific	1 120	3 579

Total carrying amount of intangible assets with indefinite useful lives	40 217	42 435

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

16.	Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2019			2018
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes
Balance at 1 January	1 159	3 279	479	—	3 480	694
Effect of movements in foreign exchange	—	(56)	(59)	—	(213)	(194)
Acquisitions	—	—	—	1 157	—	—
Dividends received	(15)	(95)	(11)	—	(98)	(11)
Share of results of associates	(11)	111	42	2	110	(10)

Balance at end of period	1 133	3 239	451	1 159	3 279	479

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

Summarized financial information of the company’s material associates is as follows:

	2019			2018
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes
Current assets	377	4 044	2 266	275	4 193	2 888
Non-current assets	767	4 255	5 618	664	4 291	6 463
Current liabilities	652	1 631	1 859	556	1 643	2 233
Non-current liabilities	109	743	1 986	—	635	2 207
Non-controlling interests	—	723	1 909	—	939	2 297

Net assets	383	5 201	2 130	383	5 267	2 614
Revenue	1 388	5 107	4 015	1 081	5 786	3 816
Profit (loss)	23	719	276	4	921	(43)
Other comprehensive income (loss)	—	(372)	(431)	—	(254)	1 536
Total comprehensive income (loss)	23	347	(155)	4	667	1 493

In 2019, associates that are not individually material contributed 10m US dollar to the results of investment in associates (2018: 51m US dollar; 2017: 78m US dollar).

Following the entry of Zimbabwe in a hyperinflation economy in 2019, the company recorded an impairment of 188m US dollar on its investment in Delta Corporation Ltd. The impairment is recorded as an exceptional net finance cost. Refer to Note 11 Finance cost and income.

Additional information related to the significant associates is presented in Note 37 AB InBev Companies.

17.	Investment securities

Million US dollar	2019	2018
Investment in unquoted companies	86	84
Investment on debt securities	25	24

Non-current investments	111	108
Investment on debt securities	91	87

Current investments	91	87

As of 31 December 2019, current debt securities of 91m US dollar mainly represented investments in government bonds (31 December 2018: 87m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

18.	Deferred tax assets and liabilities

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2019
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	415	(2 550)	(2 135)
Intangible assets	112	(10 327)	(10 215)
Inventories	119	(67)	52
Trade and other receivables	52	(1)	51
Interest-bearing loans and borrowings	706	(603)	103
Employee benefits	631	(3)	628
Provisions	467	(22)	445
Derivatives	23	(21)	2
Other items	311	(861)	(550)
Loss carry forwards	515	—	515

Gross deferred tax assets/(liabilities)	3 350	(14 455)	(11 105)
Netting by taxable entity	(1 631)	1 631	—

Net deferred tax assets/(liabilities)	1 719	(12 824)	(11 105)

	2018 restated
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	381	(2 665)	(2 284)
Intangible assets	115	(10 665)	(10 550)
Inventories	101	(67)	34
Trade and other receivables	142	(62)	80
Interest-bearing loans and borrowings	535	(618)	(83)
Employee benefits	673	(5)	668
Provisions	483	(27)	456
Derivatives	33	(58)	(25)
Other items	215	(736)	(521)
Loss carry forwards	577	—	577

Gross deferred tax assets/(liabilities)	3 255	(14 903)	(11 648)

Netting by taxable entity	(1 738)	1 738	—

Net deferred tax assets/(liabilities)	1 517	(13 165)	(11 648)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2019	2018 restated	2017 restated
Balance at 1 January	(11 648)	(11 857)	(13 442)
Recognized in profit or loss	19	95	1 929
Recognized in other comprehensive income	109	(130)	(134)
Acquisitions through business combinations	(18)	(23)	(74)
Reclassified as held for sale	363	—	—
Other movements and effect of changes in foreign exchange rates	70	267	(136)

Balance at 31 December	(11 105)	(11 648)	(11 857)

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

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 4 734m US dollar (2018: 5 280m US dollar; 2017: 4 449m US dollar). 728m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 22m US dollar, 737m US dollar and 218m US dollar expire within respectively 1, 2 and 3 years, while 3 029m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19.	Inventories

Million US dollar	2019	2018
Prepayments	105	123
Raw materials and consumables	2 478	2 387
Work in progress	405	363
Finished goods	1 257	1 215
Goods purchased for resale	182	146

Inventories	4 427	4 234
Inventories other than work in progress
Inventories stated at net realizable value	171	59

The cost of inventories recognized as an expense in 2019 amounts to 20 362m US dollar, included in cost of sales (2018: 19 933m US dollar; 2017: 20 975m US dollar).

Impairment losses on inventories recognized in 2019 amount to 59m US dollar (2018: 72m US dollar; 2017: 72m US dollar).

20.	Trade and other receivables

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2019	2018
Cash deposits for guarantees	219	197
Loans to customers	58	45
Deferred collection on disposals	—	53
Tax receivable, other than income tax	166	139
Trade and other receivables	363	335

	807	769

For the nature of cash deposits for guarantees see Note 31 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2019	2018
Trade receivables and accrued income	4 046	4 412
Interest receivable	21	19
Tax receivable, other than income tax	821	378
Loans to customers	119	143
Prepaid expenses	563	329
Other receivables	616	1 094

	6 187	6 375

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2019 and 2018 respectively:

	Net carrying amount as of 31 December 2019	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	4 046	3 690	261	44	44	7
Loans to customers	177	172	1	2	2	—
Interest receivable	21	21	—	—	—	—
Other receivables	616	582	9	16	5	4

	4 860	4 465	271	62	51	11

	Net carrying amount as of 31 December 2018	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	4 412	4 092	239	52	20	9
Loans to customers	188	176	4	5	3	—
Interest receivable	19	19	—	—	—	—
Other receivables	1 094	1 051	13	26	4	—

	5 713	5 338	256	83	27	9

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2019 amount to 51m US dollar (2018: 43m US dollar; 2017: 58m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 29 Risks arising from financial instruments.

21.	Cash and cash equivalents

Million US dollar	31 December 2019	31 December 2018
Short-term bank deposits	2 236	2 233
Cash and bank accounts	5 002	4 841

Cash and cash equivalents	7 238	7 074

Bank overdrafts	(68)	(114)

	7 169	6 960

The cash outstanding as at 31 December 2019 includes restricted cash for an amount of 78m US dollar (31 December 2018: 2m US dollar). This restricted cash relates to an outstanding consideration payable to former Anheuser-Busch shareholders that have not yet claimed the proceeds from the 2008 combination (2m US dollar) and amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (76m US dollar) – see also Note 32 Contingencies.

22.	Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations

ASSETS CLASSIFIED AS HELD FOR SALE

Million US dollar	31 December 2019	31 December 2018
Balance at the end of previous year	39	133
Reclassified to assets held for sale in the period	9 692	35
Disposals	(59)	(128)
Effect of movements in foreign exchange	341	(1)

Balance at the end of year	10 013	39

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE

Million US dollar	31 December 2019	31 December 2018
Balance at the end of previous year	—	—
Reclassified to liabilities associated with assets held for sale	1 106	—
Effect of movements in foreign exchange	39

Balance at the end of year	1 145	—

On 19 July 2019, AB InBev announced the agreement to divest CUB, its Australian subsidiary, to Asahi for 16.0 billion AUD (11.2 billion1 US dollar before any price adjustments) on a cash free, debt free basis. Asahi has committed financing in place and the transaction is subject to customary closing conditions, including but not limited to regulatory approvals in Australia. The transaction is expected to close by the first half of 2020. The company will continue to manage these operations until the transaction completes.

Consequently, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, assets and liabilities associated with the Australian operations have been reclassified to assets held for sale and liabilities associated with assets held for sale. Furthermore, the results of the Australian operations are now accounted for as discontinued operations and presented in a separate line in the consolidated income statement (“profit from discontinued operations”). As required by IFRS 5, the 2018 and 2017 consolidated income statements and statements of cash flows have been restated in these consolidated financial statements.

[1]	Converted into US dollars at the December 2019 closing rate of 1.423803.

ASSETS AND LIABILITIES HELD FOR SALE

Assets and liabilities relating to the Australian operations have been classified as held for sale on the consolidated statement of financial position as at 31 December 2019. The relevant assets and liabilities are detailed in the table below:

Million US dollar	31 December 2019
Assets
Property, plant and equipment	625
Goodwill and intangible assets	9 030
Other assets	310

Assets classified as held for sale	9 965
Liabilities
Trade and other payables	659
Deferred tax liabilities	380
Other liabilities	106

Liabilities associated with assets held for sale	1 145

RESULTS FROM DISCONTINUED OPERATIONS

The following table summarizes the results of the Australian operations included in the consolidated income statements and presented as discontinued operations:

For the twelve-month period ended 31 December		2018	2017
Million US dollar	2019	restated	restated
Revenue	1 394	1 577	1 585
Profit from operations	632	775	764
Profit from discontinued operations	424	531	532

The cumulative foreign exchange differences arising from translation of the consolidated net assets of Australian operations to the presentation currency will be recycled upon the disposal of the subsidiary. The cumulative other comprehensive income / (loss) attributable to the Australian operations amounted to (426)m US dollar as of 31 December 2019.

CASH FLOW FROM DISCONTINUED OPERATIONS

Cash flows attributable to the operating, investing and financing activities of the Australian operations are summarized as follows:

For the twelve-month period ended 31 December		2018	2017
Million US dollar	2019	restated	restated
Cash flow from operating activities	640	883	858
Cash flow from investing activities	(77)	(109)	(10)
Cash flow from financing activities	(24)	(19)	(21)

Net increase in cash and cash equivalents	539	755	827

23.	Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during 2019:

Issued capital	Issued capital
	Million shares	Million US dollar
At the end of the previous year	2 019	1 736
Changes during the period	—	—

	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

Treasury shares	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar
At the end of the previous year	62.5	(6 549)	(2 383)
Changes during the period	(2.7)	279	(173)

	59.9	(6 270)	(2 556)

As at 31 December 2019, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 59 862 847 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 325 999 817 restricted shares. As at 31 December 2019, the total of authorized, un-issued capital amounts to 37m euro.

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

The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.

On 30 September 2019, the initial public offering (the “IPO”) of a minority stake in Budweiser Brewing Company APAC Limited, AB InBev’s Asia Pacific subsidiary, was completed and Budweiser APAC commenced the listing of its shares on the Hong Kong Stock Exchange. In addition, on 3 October 2019, the over-allotment option in connection with the IPO of Budweiser APAC was fully exercised by the international underwriters.

The final number of shares issued in the IPO was 1 669 459 000 shares comprising of 72 586 000 shares issued under the Hong Kong public offering, 1 379 118 000 shares placed under the international offering, and 217 755 000 shares issued under the over-allotment option fully exercised by the international underwriters.

Following the completion of the IPO and after the exercise of the over-allotment option, AB InBev retained an 87.22% controlling interest of the issued share capital of Budweiser APAC. As presented in the consolidated statement of changes in equity, the transaction resulted in a 4.4 billion US dollar increase in equity and a 1.2 billion US dollar increase in non-controlling interest representing 12.78% of the net assets of Budweiser APAC.

The net proceeds of the offering (after deducting the underwriting commissions and other expenses in connection with the IPO and the issuance of the new shares) amount to 5.6 billion US dollar and were used to repay debt of AB InBev.

ACQUISITIONS AND DISPOSALS OF OWN SHARES (REPORT ACCORDING TO ARTICLE 7:220 OF THE BELGIAN COMPANIES CODE OF COMPANIES AND ASSOCIATIONS) AND BORROWINGS OF OWN SHARES– PURCHASE OF OWN SHARES

During 2019, the company has not acquired any treasury shares in accordance with article 7:215 of the Belgian Code of Companies and Associations (former article 620 of the Belgian Companies Code) and has proceeded with the following disposals of its own shares.

Treasury shares

The company has used 2 664 658 treasury shares to reimburse stock lending arrangements. As a result, as at 31 December 2019, the group owned 59 862 847 own shares of which 42 158 420 were held directly by AB InBev. The par value of the share is 0.61 euro. As a consequence, the treasury shares used to reimburse stock lending arrangements during 2019 represented 1 826 021 US dollar (1 625 441 euro) of the subscribed capital and the shares that the company still owned at the end of 2019 represented 41 022 453 US dollar (36 516 337 euro) of the subscribed capital.

Borrowed shares

In order to fulfill AB InBev’s commitments under various outstanding stock option plans, during the course of 2019, the company had stock lending arrangements in place for up to 32 664 658 shares, of which 31 601 230 shares were used to fulfil stock option plan commitments during 2019. As at 31 December 2019, given the repayment of 2 664 658 shares, the balance of borrowed shares still to be repaid amounted to 30 million. On such date, an amount of 1 063 428 borrowed shares remained available for further use.The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.

DIVIDENDS

On 24 October 2019, an interim dividend of 0.80 euro per share or approximately 1 588m euro was approved by the Board of Directors. This interim dividend was paid out on 21 November 2019. On 26 February 2020, in addition to the interim dividend paid on 21 November 2019, a dividend of 1 euro per share or 1 998m euro was proposed by the Board of Directors, reflecting a total dividend payment for the 2019 fiscal year of 1.80 euro per share or 3 586m euro.

On 24 October 2018, an interim dividend of 0.80 euro per share or approximately 1 565m euro was approved by the Board of Directors. This interim dividend was paid out on 29 November 2018. On 24 April 2019, in addition to the interim dividend paid on 29 November 2018, a dividend of 1.00 euro per share (or 1 978m euro) was approved at the shareholder’ meeting, reflecting a total dividend payment for the 2018 fiscal year of 1.80 euro per share (or 3 557m euro). The dividend was paid out on 9 May 2019.

On 25 October 2017, an interim dividend of 1.60 euro per share or 3 089m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2017. On 25 April 2018, in addition to the interim dividend paid on 16 November 2017, a dividend of 2.00 euro per share or 3 867m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2017 fiscal year of 3.60 euro per share (or 6 956m euro). The dividend was paid out on 3 May 2018.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 31 December 2019, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

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

Until the delivery of the AB InBev shares, AB InBev paid a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders were compensated on an after-tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument was classified as an equity instrument, in line with IAS 32, because the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 3 May 2018, the company paid a coupon of 2.00 euro per share (approximately 56m US dollar).

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2019	(21 079)	494	(1 567)	(22 152)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	1 143	—	—	1 143
Cash flow hedges	—	(97)	—	(97)
Re-measurements of post-employment benefits	—	—	(173)	(173)
Total comprehensive income	1 143	(97)	(173)	873

As per 31 December 2019	(19 936)	397	(1 740)	(21 279)

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2018	(13 705)	586	(1 665)	(14 784)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(7 374)	—	—	(7 374)
Cash flow hedges	—	(92)	—	(92)
Re-measurements of post-employment benefits	—	—	98	98
Total comprehensive income	(7 374)	(92)	98	(7 368)

As per 31 December 2018	(21 079)	494	(1 567)	(22 152)

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2017	(14 758)	744	(1 612)	(15 626)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	1 053	—	—	1 053
Cash flow hedges	—	(158)	—	(158)
Re-measurements of post-employment benefits	—	—	(53)	(53)
Total comprehensive income	1 053	(158)	(53)	842

As per 31 December 2017	(13 705)	586	(1 665)	(14 784)

EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2019 is based on the profit attributable to the equity holders of AB InBev of 9 171m US dollar (31 December 2018: 4 370m US dollar; 31 December 2017: 7 990m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2019	2018	2017
Issued ordinary and restricted shares at 1 January, net of treasury shares	1 957	1 934	1 934
Effect of stock lending	25	18	14
Effect of undelivered shares under the deferred share instrument	—	9	23
Effect of delivery of treasury shares	2	14	—

Weighted average number of ordinary and restricted shares at 31 December	1 984	1 975	1 971

The calculation of diluted earnings per share for the year ended 31 December 2019 is based on the profit attributable to the equity holders of AB InBev of 9 171m US dollar (31 December 2018: 4 370m US dollar; 31 December 2017: 7 990m US dollar) and the weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2019	2018	2017
Weighted average number of ordinary and restricted shares at 31 December	1 984	1 975	1 971
Effect of share options, warrants and restricted stock units	42	36	39

Weighted average number of ordinary and restricted shares (diluted) at 31 December	2 026	2 011	2 010

The calculation of earnings per share before exceptional items and discontinued operations is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of the profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev to the profit attributable to equity holders of AB InBev is calculated as follows:

		2018	2017
Million US dollar	2019	restated	restated
Profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev	8 086	6 248	7 392
Exceptional items, before taxes (refer to Note 8)	(323)	(692)	(609)
Exceptional finance income/(cost), before taxes (refer to Note 8)	882	(1 982)	(693)
Exceptional taxes (refer to Note 8)	(6)	233	814
Exceptional non-controlling interest (refer to Note 8)	108	32	526
Profit from discontinued operations	424	531	560

Profit attributable to equity holders of AB InBev	9 171	4 370	7 990

The calculation of the Underlying EPS1 is based on the profit before exceptional items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit before exceptional items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev to the profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev, is calculated as follows:

		2018	2017
Million US dollar	2019	restated	restated
Profit before exceptional items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	7 196	8 099	7 683
Mark-to-market (losses)/gains on certain derivatives related to the hedging of share-based payment programs (refer to Note 11)	898	(1 774)	(291)
Hyperinflation impacts	(7)	(77)	—

Profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev	8 086	6 248	7 392

The table below sets out the EPS calculation:

		2018	2017
Million US dollar	2019	restated	restated
Profit attributable to equity holders of AB InBev	9 171	4 370	7 990
Weighted average number of ordinary and restricted shares	1 984	1 975	1 971

Basic EPS from continuing and discontinued operations	4.62	2.21	4.05
Profit from continuing operations attributable to equity holders of AB InBev	8 748	3 839	7 430
Weighted average number of ordinary and restricted shares	1 984	1 975	1 971

Basic EPS from continuing operations	4.41	1.94	3.77
Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev	8 086	6 248	7 392
Weighted average number of ordinary and restricted shares	1 984	1 975	1 971

Basic EPS from continuing operations before exceptional items	4.08	3.16	3.75
Profit before exceptional items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	7 196	8 099	7 683
Weighted average number of ordinary and restricted shares	1 984	1 975	1 971

Underlying EPS	3.63	4.10	3.90
Profit attributable to equity holders of AB InBev	9 171	4 370	7 990
Weighted average number of ordinary and restricted shares (diluted)	2 026	2 011	2 010

Diluted EPS from continuing and discontinued operations	4.53	2.17	3.98
Profit from continuing operations attributable to equity holders of AB InBev	8 748	3 839	7 430
Weighted average number of ordinary and restricted shares (diluted)	2 026	2 011	2 010

Diluted EPS from continuing operations	4.32	1.91	3.70
Profit from continuing operations before exceptional items, attributable to equity holders of AB InBev	8 086	6 248	7 392
Weighted average number of ordinary and restricted shares (diluted)	2 026	2 011	2 010

Diluted EPS from continuing operations before exceptional items	3.99	3.11	3.68

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 59m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2019 (31 December 2018: 63m share options; 31 December 2017: 5m US dollar).

[1]	See glossary.

24.	Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk—refer to Note 29 Risks arising from financial instruments.

Non-current liabilities Million US dollar	31 December 2019	31 December 2018 restated
Secured bank loans	71	109
Unsecured bank loans	50	86
Unsecured bond issues	95 674	105 170
Unsecured other loans	77	57
Lease liabilities	1 692	1 575

Non-current interest-bearing loans and borrowings	97 564	106 997

Current liabilities Million US dollar	31 December 2019	31 December 2018 restated
Secured bank loans	790	370
Commercial papers	1 599	1 142
Unsecured bank loans	135	22
Unsecured bond issues	2 532	2 626
Unsecured other loans	20	14
Lease liabilities	333	410

Current interest-bearing loans and borrowings	5 410	4 584

The current and non-current interest-bearing loans and borrowings amount to 103.0 billion US dollar as of 31 December 2019, compared to 111.6 billion US dollar as of 31 December 2018.

Commercial papers amount to 1.6 billion US dollar as of 31 December 2019 and include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.

During 2019, Anheuser-Busch InBev Worldwide Inc. (ABIWW) and Anheuser-Busch InBev NV/SA (ABISA) completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in millions)	Interest rate
23 Jan 2019	ABIWW	23 Jan 2025	USD	2 500	4.150%
23 Jan 2019	ABIWW	23 Jan 2029	USD	4 250	4.750%
23 Jan 2019	ABIWW	23 Jan 2031	USD	750	4.900%
23 Jan 2019	ABIWW	23 Jan 2039	USD	2 000	5.450%
23 Jan 2019	ABIWW	23 Jan 2049	USD	4 000	5.550%
23 Jan 2019	ABIWW	23 Jan 2059	USD	2 000	5.800%
29 Mar 2019	ABISA	1 Jul 2027	EUR	1 250	1.125%
29 Mar 2019	ABISA	28 Mar 2031	EUR	1 000	1.650%

On 11 February 2019, the company completed the tender offers of twelve series of notes issued by Anheuser-Busch InBev Finance Inc. (ABIFI), Anheuser-Busch Companies LLC (ABC) and Anheuser-Busch InBev Worldwide Inc. (ABIWW) and repurchased 16.3 billion US dollar aggregate principal amount of these notes. The total principal amount accepted in the tender offers is set out in the table below.

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million US dollar)	Principal amount redeemed (in million US dollar)
11 Feb 2019	ABIFI	2.650% Notes due 2021	USD	4 968	2 519
11 Feb 2019	ABIFI	Floating Rate Notes due 2021	USD	500	189
11 Feb 2019	ABIWW	4.375% Notes due 2021	USD	500	215
11 Feb 2019	ABIWW	3.750% Notes due 2022	USD	2 350	1 101
11 Feb 2019	ABIWW	2.500% Notes due 2022	USD	3 000	1 296
11 Feb 2019	ABIFI	2.625% Notes due 2023	USD	1 250	607
11 Feb 2019	ABIFI	3.300% Notes due 2023	USD	6 000	2 886
11 Feb 2019	ABIWW	Floating Rate Notes due 2024	USD	500	271
11 Feb 2019	ABIWW	3.500% Notes due 2024	USD	1 500	846
11 Feb 2019	ABIFI	3.700% Notes due 2024	USD	1 400	535
11 Feb 2019	ABIFI	3.650% Notes due 2026	USD	2 445	812
11 Feb 2019	ABC	3.650% Notes due 2026	USD	8 555	5 064

Furthermore, in 2019, the company redeemed the outstanding principal amounts indicated in the table below of the following series of notes issued by Anheuser-Busch InBev NV/SA (ABISA), Anheuser-Busch InBev Finance Inc. (ABIFI) and Anheuser-Busch InBev Worldwide Inc. (ABIWW):

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Aggregate principal amount outstanding (in millions)	Principal amount redeemed (in millions)
25 Apr 2019	ABISA	2.25% Notes due 2020	EUR	750	750
25 Apr 2019	ABIWW	3.750% Notes due 2022	USD	1 249	1 249
25 Apr 2019	ABIFI	3.300% Notes due 2023	USD	3 114	315
29 Oct 2019	ABISA	0.625% Notes due 2020	EUR	1 750	1 750
29 Oct 2019	ABIFI	2.650% Notes due 2021	USD	2 449	2 449
29 Oct 2019	ABIWW	2.500% Notes due 2022	USD	1 704	525
12 Nov 2019	ABIWW	2.500% Notes due 2022	USD	1 179	725

Terms and debt repayment schedule at 31 December 2019 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	861	790	14	14	16	27
Commercial papers	1 599	1 599	—	—	—	—
Unsecured bank loans	185	135	50	—	—	—
Unsecured bond issues	98 206	2 532	2 506	2 760	11 435	78 973
Unsecured other loans	98	21	13	8	4	52
Lease liabilities	2 025	333	290	198	225	979

	102 974	5 410	2 873	2 980	11 680	80 031

Terms and debt repayment schedule at 31 December 2018 Million US dollar (restated)	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	479	370	38	14	26	31
Commercial papers	1 142	1 142	—	—	—	—
Unsecured bank loans	108	22	—	86	—	—
Unsecured bond issues	107 796	2 626	5 259	8 039	17 180	74 692
Unsecured other loans	71	14	18	7	9	23
Lease liabilities	1 985	410	312	255	357	650

	111 581	4 584	5 627	8 401	17 572	75 396

Lease liabilities Million US dollar	2019 Payments	2019 Interests	2019 Principal	2018 Payments restated	2018 Interests restated	2018 Principal restated
Less than one year	404	71	333	508	98	410
Between one and two years	350	60	290	391	79	312
Between two and three years	243	45	198	325	70	255
Between three and five years	285	60	225	467	110	357
More than 5 years	1 056	77	979	900	250	650

	2 338	313	2 025	2 591	606	1 985

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors because it is one of the primary measures that AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt decreased to 95.5 billion US dollar as of 31 December 2019, from 104.2 billion US dollar as of 31 December 2018 after restatement for adoption of IFRS 16 on lease accounting and inclusion of the lease liability. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (7.1 billion US dollar), the settlement of derivatives (0.8 billion US dollar increase of net debt), dividend payments to AB InBev’s shareholders (5.0 billion US dollar), foreign exchange impact on debt (0.4 billion US dollar) and the proceeds of the IPO of AB InBev’s Asia Pacific subsidiary (5.6 billion US dollar proceeds net of expenses).

The following table provides a reconciliation of AB InBev’s net debt as at 31 December:

Million US dollar	31 December 2019	31 December 2018 restated
Non-current interest-bearing loans and borrowings	97 564	106 997
Current interest-bearing loans and borrowings	5 410	4 584

Interest-bearing loans and borrowings	102 974	111 581
Bank overdrafts	68	114
Cash and cash equivalents	(7 238)	(7 074)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(146)	(268)
Debt securities (included within Investment securities)	(117)	(111)

Net debt	95 542	104 242

Reconciliation of liabilities arising from financing activities

The table below details changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2019	106 997	4 584
Proceeds from borrowings	17 939	4 645
Payments on borrowings	(22 339)	(8 253)
Capitalization / (payment) of lease liabilities	420	(441)
Amortized cost	75	13
Unrealized foreign exchange effects	(538)	(39)
Current portion of long-term debt	(4 769)	4 769
Liabilities associated with assets held for sale	(69)	(15)
Other movements	(152)	147

Balance at 31 December 2019	97 564	5 410

Million US dollar (restated)	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2018	110 637	7 846
Proceeds from borrowings	15 111	2 672
Payments on borrowings	(13 925)	(8 564)
Capitalization / (payment) of lease liabilities	215	(423)
Amortized cost	47	17
Unrealized foreign exchange effects	(1 951)	(316)
Current portion of long-term debt	(3 114)	3 114
Other movements	(22)	238

Balance at 31 December 2018	106 997	4 584

25.	Employee benefits

AB InBev sponsors various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2019, contributions paid into defined contribution plans for the company amounted to 101m US dollar compared to 109m US dollar for 2018 and 107m US dollar for 2017.

DEFINED BENEFIT PLANS

During 2019, the company contributed to 82 defined benefit plans, of which 61 are retirement or leaving service plans, 17 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 161m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2019, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 2 834m US dollar as of 31 December 2019 compared to 2 665m US dollar as of 31 December 2018. In 2019, the fair value of the plan assets increased by 383m US dollar and the defined benefit obligations increased by 575m US dollar. The increase in the employee benefit net liability is mainly driven by decreases in discount rates and unfavorable foreign exchange movements.

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2019	2018
Present value of funded obligations	(7 333)	(6 762)
Fair value of plan assets	5 442	5 059

Present value of net obligations for funded plans	(1 891)	(1 703)
Present value of unfunded obligations	(810)	(806)

Present value of net obligations	(2 701)	(2 509)
Unrecognized asset	(74)	(77)

Net liability	(2 775)	(2 586)
Other long-term employee benefits	(59)	(79)

Total employee benefits	(2 834)	(2 665)
Employee benefits amounts in the balance sheet:
Liabilities	(2 848)	(2 681)
Assets	14	16

Net liability	(2 834)	(2 665)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2019	2018	2017
Defined benefit obligation at 1 January	(7 568)	(8 410)	(7 952)
Current service costs	(67)	(72)	(74)
Interest cost	(326)	(322)	(340)
Past service gain/(cost)	(9)	(3)	17
Settlements	109	45	6
Benefits paid	596	493	502
Contribution by plan participants	(2)	(3)	(4)
Actuarial gains/(losses) – demographic assumptions	61	27	24
Actuarial gains/(losses) – financial assumptions	(912)	350	(264)
Experience adjustments	29	14	(21)
Exchange differences	(86)	313	(343)
Transfers and other movements	32	—	39

Defined benefit obligation at 31 December	(8 143)	(7 568)	(8 410)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.7 billion US dollar relating to active employees, 1.7 billion US dollar relating to deferred members and 4.8 billion US dollar relating to members in retirement.

The changes in the fair value of plan assets are as follows:

Million US dollar	2019	2018	2017
Fair value of plan assets at 1 January	5 059	5 623	5 177
Interest income	218	225	239
Administration costs	(23)	(14)	(22)
Return on plan assets exceeding interest income	579	(333)	233
Contributions by AB InBev	294	307	315
Contributions by plan participants	2	3	4
Benefits paid net of administration costs	(596)	(493)	(502)
Assets distributed on settlements	(107)	(45)	(7)
Exchange differences	46	(214)	214
Transfers and other movements	(30)	—	(28)

Fair value of plan assets at 31 December	5 442	5 059	5 623

Actual return on plans assets amounted to a gain of 797m US dollar in 2019 compared to a loss of 108m US dollar in 2018.

The changes in the unrecognized asset are as follows:

Million US dollar	2019	2018	2017
Irrecoverable surplus impact at 1 January	(77)	(111)	(168)
Interest expense	(7)	(10)	(17)
Changes excluding amounts included in interest expense	9	44	74

Irrecoverable surplus impact at 31 December	(74)	(77)	(111)

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2019	2018	2017
Current service costs	(67)	(72)	(74)
Administration costs	(23)	(14)	(22)
Past service cost due to plan amendments and curtailments	66	(3)	17
(Losses)/gains due to experience and demographic assumption changes	1	3	3
Profit from operations	(23)	(86)	(76)
Net finance cost	(114)	(107)	(120)

Total employee benefit expense	(137)	(193)	(196)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2019	2018	2017
Cost of sales	(17)	(26)	(24)
Distribution expenses	(5)	(11)	(10)
Sales and marketing expenses	(4)	(16)	(15)
Administrative expenses	3	(28)	(29)
Other operating (expense)/income	—	(6)	(4)
Exceptional items	—	1	6
Net finance cost	(114)	(107)	(120)

	(137)	(193)	(196)

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the balance sheet date are as follows:

	2019
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	3.3%	3.1%	7.5%	7.2%	2.0%	3.3%
Price inflation	2.5%	2.0%	3.5%	3.8%	3.1%	2.7%
Future salary increases	—	1.0%	4.3%	7.4%-5.4%	—	3.8%
Future pension increases	—	2.0%	3.5%	3.8%	2.9%	2.7%
Medical cost trend rate	6.5%-4.5%	4.5%	—	7.4%	—	6.6%-6.1%
Life expectation for a 65 year old male	85	87	82	85	87	85
Life expectation for a 65 year old female	87	89	85	88	89	87

	2018
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	4.3%	3.9%	9.0%	8.9%	2.8%	4.3%
Price inflation	2.5%	2.0%	3.5%	4.0%	3.4%	2.7%
Future salary increases	—	1.0%	4.3%	7.6%-5.6%	—	3.8%
Future pension increases	—	2.0%	3.5%	4.0%	3.0%	2.8%
Medical cost trend rate	6.5%-4.5%	4.5%	—	7.6%	—	6.8%-6.0%
Life expectation for a 65 year old male	85	87	82	85	87	85
Life expectation for a 65 year old female	87	89	85	88	89	87

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

ASSET VOLATILITY

In general, the company’s funded plans are invested in a combination of equities and bonds, generating high but volatile returns from equities and at the same time stable and liability-matching returns from bonds. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities. Since 2015, the company started the implementation of a pension de-risking strategy to reduce the risk profile of certain plans by reducing gradually the current exposure to equities and shifting those assets to fixed income securities.

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

The weighted average duration of the defined benefit obligation is 13.8 years (2018: 13.3 years; 2017: 13.8 years).

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Million US dollar	2019
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(523)	565
Price inflation	0.5%	171	(182)
Future salary increase	0.5%	32	(30)
Medical cost trend rate	1.0%	45	(39)
Longevity	One year	251	(252)

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

The fair value of plan assets at 31 December consists of the following:

	2019			2018
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	33%	—	33%	32%	—	32%
Corporate bonds	35%	—	35%	36%	—	36%
Equity instruments	23%	—	23%	22%	—	22%
Property	—	4%	4%	—	4%	4%
Insurance contracts and others	4%	1%	5%	4%	2%	6%

	95%	5%	100%	94%	6%	100%

AB InBev expects to contribute approximately 325m US dollar for its funded defined benefit plans and 81m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2020.

26.	Share-based payments[1]

Different share and share option programs allow the company’s senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“Restricted Stock Units Plan for Directors), and the long-term incentive stock-option plan for executives (“LTI Stock Option Plan Executives”). For all option plans, the fair value of share-based payment compensation is estimated at the grant date, using a binomial Hull model, which has been modified to reflect the IFRS 2 share-based payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All of the company’s share-based payment plans are equity-settled.

Share-based payment transactions resulted in a total expense of 340m US dollar for the year 2019, as compared to 353m US dollar for the year 2018 and 348m US dollar for 2017.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives in the general headquarters, has been modified. From 1 January 2011, the new plan structure applies to all other senior management. Under this plan, members of the Executive Committee and other senior employees receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. Such voluntary investment leads to a 10% discount to the market price of the shares. The company also matches such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The matching is based on the gross amount of the variable compensation invested. The discount shares and matching shares are granted in the form of restricted stock units which have a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

During 2019, AB InBev issued 1.6m of matching restricted stock units in relation to bonus granted to company employees and management (2018: 1.5m of matching restricted stock units). These matching restricted stock units are valued at the share price at the grant date, and representing a fair value of approximately 153m US dollar and cliff vest after five years (2018: 158m US dollar).

Restricted Stock Units Plan for Directors

Since the annual shareholder meeting of 24 April 2019, the share-based portion of the remuneration of the directors of the company has been granted in the form of restricted stock units and will no longer be granted in the form of stock options as was previously the case. Such restricted stock units vest after 5 years and, upon vesting, entitle their holders to one AB InBev share per restricted stock unit.

During 2019, approximately 0.1m restricted stock units were granted to directors with an estimated fair value of 4m US dollar.

LTI Stock Option Plan for Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

During 2019, AB InBev issued 8.1m LTI stock options with an estimated fair value of 91m US dollar (2018: 7.2m LTI stock options with an estimated fair value of 102m US dollar). Out of these, 0.4m stock options were granted to members of the Executive Committee.

Performance related incentive plan for Disruptive Growth Function (ZX Ventures)

In 2016 the company implemented a new performance related incentive plan which substitutes the long-term incentive stock option plan for executives of the Disruptive Growth Function. This function was created in 2015 to accelerate new business development opportunities, focusing on initiatives such as e.g. e-commerce, adjacencies, mobile, craft and branded experiences such as brew pubs.

During 2019, approximately 3.8m performance units were granted to senior management of the Disruptive Growth Function (2018: 2.7m performance units). The value of the performance units will depend on the return of the Disruptive Growth business area.

These units vest after 5 years provided that a performance test is met. Specific forfeiture rules apply in the event that the executive leaves the company.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, at the discretion of the CEO, e.g. as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2019, 0.9m restricted stock units with an estimated fair value of 74m US dollar were granted under this program to a selected number of employees (2018: 2.3m restricted stock units with an estimated fair value of 184m US dollar).

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev, in order to provide a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, with the first series of the restricted stock units vesting after five years, and the second series vesting after ten years. Alternatively, under this program, the restricted stock units may be granted with a shorter vesting period of 2.5 to 3 years for the first series and 5 years for the second series of the restricted stock units. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. As of 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. Each option gives the grantee the right to purchase one existing AB InBev share. During 2019, approximately 0.1m restricted stock units were granted with an estimated fair value of 2m US dollar (2018: 0.4m stock options with an estimated fair value of 35m US dollar).

[1]	Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

A third program allows certain employees to purchase company shares at a discount and is aimed at providing a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2019, employees purchased 0.1m shares under this program for the equivalent of 1m US dollar (2018: 0.1m shares for the equivalent of 1m US dollar).

In 2018, a new program was implemented allowing for the offer of performance based restricted stock units (“Performance RSUs”) to certain members of the company’s senior management. Upon vesting, each RSU gives the executive the right to receive one existing AB InBev share. The Performance RSUs can have a vesting period of 5 years or of 10 years. The shares resulting from the vesting of the Performance RSUs will only be delivered provided a performance test is met by the company. This performance test is based on an organic EBITDA compounded annual growth rate target which must be achieved by 31 December 2024 at the latest. Specific forfeiture rules apply if the employee leaves the company before the performance test is achieved or the vesting date. In 2019, no new Performance RSUs were granted under this program (2018: 0.5 m shares for the equivalent of 46m US dollar).

In order to maintain the consistency of benefits granted to executives and to encourage the international mobility of executives, an option exchange program can be executed whereby unvested options are exchanged for restricted shares that remain locked-up until 5 years after the end of the initial vesting period. The shares that result from the exercise of the options must in principle remain locked-up until 31 December 2023. In 2019, no options were exchanged for ordinary blocked shares (2018: nil).

The Board has also approved the early release of vesting conditions of unvested stock options or restricted stock units that are vesting within 6 months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the restricted stock units must remain blocked until the end of the initial vesting period. In 2019, the vesting of 0.1m stock options and restricted stock units was accelerated under this program for members of the senior management (2018: 0.3m options).

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2019 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2019	2018	2017
Fair value of options granted	11.79	16.92	19.94
Share price	78.46	98.66	117.77
Exercise price	78.46	98.66	117.77
Expected volatility	23%	23%	23%
Expected dividends	3.00%	3.00%	3.00%
Risk-free interest rate	0.43%	0.39%	0.72%

Expected volatility is based on historical volatility calculated over 10-years period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options developed as follows:

Million options	2019	2018	2017
Options outstanding at 1 January	92.6	93.0	64.9
Options issued during the year	13.8	5.2	35.0
Options exercised during the year	(10.7)	(1.7)	(3.0)
Options forfeited during the year	(7.0)	(4.0)	(3.9)

Options outstanding at the end of December	88.7	92.6	93.0

The range of exercise prices of the outstanding options is between 10.32 euro (11.59 US dollar)1 and 121.95 euro (137.00 US dollar) while the weighted average remaining contractual life is 8.64 years.

Of the 88.7m outstanding options 18.6m are vested at 31 December 2019.

The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar[1]	2019	2018	2017
Options outstanding at 1 January	94.74	98.32	76.25
Granted during the year	83.33	104.77	117.24
Exercised during the year	29.27	44.96	38.94
Forfeited during the year	108.44	113.19	108.26
Outstanding at the end of December	79.66	94.74	98.32
Exercisable at the end of December	65.33	21.40	59.66

For share options exercised during 2019, the weighted average share price at the date of exercise was 78.24 euro (87.89 US dollar).

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2019	2018	2017
Restricted stock units outstanding at 1 January	6.0	5.4	5.8
Restricted stock units issued during the year	5.5	2.3	0.7
Restricted stock units exercised during the year	(1.0)	(0.5)	(0.7)
Restricted stock units forfeited during the year	(0.7)	(1.2)	(0.4)

Restricted stock units outstanding at the end of December	9.9	6.0	5.4

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 0.2m deferred stock units in 2019 with an estimated fair value of 1m US dollar (2018: 4m deferred stock units in 2018 with an estimated fair value of 2m US dollar).

Since 2018, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 11.8m restricted stock units in 2019 with an estimated fair value of 54m US dollar (2018: 13.1m restricted stock units with an estimated fair value of 66m US dollar).

As of 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2019, Ambev granted 24.6m LTI stock options with an estimated fair value of 28m US dollar (2018: 19.5m LTI stock options with an estimated fair value of 30m US dollar).

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2019 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2019	2018	2017
Fair value of options granted	1.12	1.47	1.97
Share price	4.38	4.66	5.99
Exercise price	4.38	4.66	5.99
Expected volatility	24%	26%	27%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%	0.00% - 5.00%
Risk-free interest rate	7.8%	9.6%	10.10%

The total number of outstanding Ambev options developed as follows:

Million options	2019	2018	2017
Options outstanding at 1 January	141.3	135.2	131.3
Options issued during the year	24.6	19.9	20.4
Options exercised during the year	(7.8)	(10.0)	(13.5)
Options forfeited during the year	(16.3)	(3.8)	(2.9)

Options outstanding at the end of December	141.8	141.3	135.2

The range of exercise prices of the outstanding options is between 0.001 Brazilian real (0.00 US dollar) and 34.37 Brazilian real (8.53 US dollar) while the weighted average remaining contractual life is 6.33 years.

Of the 141.8m outstanding options 46.6m options are vested at 31 December 2019.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2019	2018	2017
Options outstanding at 1 January	4.17	3.94	4.19
Granted during the year	4.48	4.66	5.99
Exercised during the year	2.25	1.93	1.76
Forfeited during the year	5.27	4.79	5.41
Outstanding at the end of December	4.60	4.17	4.92
Exercisable at the end of December	4.74	0.58	1.14

For share options exercised during 2019, the weighted average share price at the date of exercise was 18.68 Brazilian real (4.63 US dollar).

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The total number of outstanding Ambev deferred and restricted stock units developed as follows:

Million restricted stock units	2019	2018	2017
Restricted stock units outstanding at 1 January	25.0	16.3	19.3
Restricted stock units issued during the year	12.0	13.5	0.8
Restricted stock units vested during the year	(4.2)	(3.7)	(2.9)
Restricted stock units forfeited during the year	(1.1)	(1.1)	(0.9)

Restricted stock units outstanding at the end of December	31.7	25.0	16.3

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential”, share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to lockup periods of five and ten years, respectively. In 2019, Ambev did not issue any share appreciation rights.

During 2019, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.1m AB InBev shares (2018: 0.1m AB InBev shares) at a discount of 16.66% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 1m US dollar (2018: 1m US dollar) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

BUD APAC SHARE-BASED COMPENSATION PROGRAM

In December 2019, Budweiser APAC setup a new long term incentive plan in which senior employees are eligible for an annual long-term incentive to be paid out in Budweiser APAC stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2019, Budweiser APAC granted 9m stock options with an estimated fair value of 10m US dollar.

Additionally, Budweiser APAC setup a new discretionary restricted stock units plan which allows for the offer of restricted stock units to certain employees in certain specific circumstances, at the discretion of the Board, e.g. as a special retention incentive. The restricted stock units vest after five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2019, 4m restricted stock units with an estimated fair value of 13m US dollar were granted under this program to a selected number of employees.

27.	Provisions

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2019	130	1 077	711	1 918
Effect of changes in foreign exchange rates	(2)	(13)	—	(15)
Provisions made	69	234	2	305
Provisions used	(78)	(128)	(293)	(499)
Provisions reversed	(16)	(92)	(38)	(146)
Other movements	—	(642)	(10)	(652)

Balance at 31 December 2019	103	436	372	911

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2018	153	1 383	864	2 400
Effect of changes in foreign exchange rates	(7)	(65)	(43)	(115)
Provisions made	69	195	271	535
Provisions used	(75)	(377)	(354)	(806)
Provisions reversed	(2)	(54)	—	(56)
Other movements	(8)	(5)	(27)	(40)

Balance at 31 December 2018	130	1 077	711	1 918

The restructuring provisions are primarily explained by the organizational alignments—see also Note 8 Exceptional items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

In 2016, the European Commission announced an investigation into the alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, AB InBev recognized a provision of 230m US dollar in 2018. On 13 May 2019, the European Commission announced that it had fined AB InBev a total of 200m euro (226m US dollar) for breaching EU antitrust rules. The fine was paid in August 2019.

Effective 1 January 2019, AB InBev adopted IFRIC 23 Uncertainty over Income Tax Treatments and has elected to apply IFRIC 23 retrospectively. The cumulative effect of the interpretation was recognized at the date of initial application and the company has not restated comparative periods in the year of initial application. AB InBev reviewed the income tax treatments in order to determine whether the interpretation could have an impact on the consolidated financial statements. In that respect, as at 31 December 2019, the company reclassified 573m US dollar of its existing income tax provisions into income tax liabilities, consistently with the current discussions held at the IFRS Interpretation Committee, which concluded that an entity is required to present assets and liabilities for uncertain tax treatments as current tax assets/liabilities or deferred tax assets/liabilities.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years
Restructuring	103	39	22	23	19
Indirect taxes	107	11	37	8	51
Labor	133	30	18	77	8
Commercial	20	8	10	1	1
Environmental	1	1	—	—	—
Excise duties	12	—	10	2	—
Other disputes	163	53	98	12	—

Disputes	436	103	173	100	60
Other provisions	372	68	134	170	—

Total provisions	911	210	329	293	79

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

28.	Trade and other payables

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	31 December 2019	31 December 2018
Indirect taxes payable	174	194
Trade payables	237	238
Deferred consideration on acquisitions	1 418	1 247
Other payables	113	138

Non-current trade and other payables	1 943	1 816

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	31 December 2019	31 December 2018
Trade payables and accrued expenses	15 876	15 512
Payroll and social security payables	736	900
Indirect taxes payable	2 708	2 633
Interest payable	1 679	1 616
Consigned packaging	1 106	1 093
Dividends payable	338	331
Deferred income	21	32
Deferred consideration on acquisitions	221	163
Other payables	179	289

Current trade and other payables	22 864	22 568

As at 31 December 2019, deferred consideration on acquisitions is mainly comprised of 0.7 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ, which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”).

29.	Risks arising from financial instruments

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below is an overview of financial assets1 held by the company at year-end:

Million US dollar	31 December 2019	31 December 2018
Debt instruments at amortized cost
Trade and other receivables	5 444	6 298
Debt instruments at fair value through OCI
Unquoted debt	25	24
Debt instruments at fair value through profit or loss
Quoted debt	91	87
Equity instruments at fair value through OCI
Unquoted companies	85	84
Financial assets at fair value through profit or loss
Derivatives not designated in hedge accounting relationships:
Equity swaps	17	—
Interest rate swaps	18	9
Cross currency interest rate swaps	157	32
Other derivatives	—	20
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	112	191
Foreign currency futures	7	—
Commodities	52	54

	6 009	6 799
Of which:
Non-current	883	1 068
Current	5 126	5 731

[1]	Cash and short term deposits are not included in this overview.

Set out below is an overview of financial liabilities held by the company at year-end:

Million US dollar	31 December 2019	31 December 2018 restated
Financial liabilities at fair value through profit or loss
Derivatives not designated in hedge accounting relationships:
Equity swaps	3 146	4 816
Cross currency interest rate swaps	140	387
Other derivatives	156	456
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	435	132
Cross currency interest rate swaps	35	103
Interest rate swaps	4	56
Commodities	97	273
Equity swaps	31	61
Other derivatives	107	56
Financial liabilities at amortized cost
Trade and other payables	21 189	20 658
Non-current interest-bearing loans and borrowings:
Secured bank loans	71	109
Unsecured bank loans	50	86
Unsecured bond issues	95 674	105 170
Unsecured other loans	77	57
Lease liabilities	1 692	1 575
Current interest-bearing loans and borrowings:
Secured bank loans	790	370
Unsecured bank loans	135	22
Unsecured bond issues	2 532	2 626
Unsecured other loans	20	14
Commercial paper	1 599	1 142
Bank overdrafts	68	114
Lease liabilities	333	410

	128 381	138 693
Of which:
Non-current	99 684	109 385
Current	28 696	29 308

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

AB InBev’s primarily uses the following derivative instruments: foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps.

The table below provides an overview of the notional amounts of derivatives outstanding at year-end by maturity bucket.

	31 December 2019					31 December 2018
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	21 216	36	—	—	—	11 423	190	—	—	—
Foreign currency futures	1 359	723	—	—	—	648	—	—	—	—
Interest rate
Interest rate swaps	750	—	1 500	1 000	—	2 250	750	28	1 873	36
Cross currency interest rate swaps	15	513	5 445	500	668	1 807	51	16	6 464	681
Other interest rate derivatives	—	—	—	—	565	4	—	—	—	565
Commodities
Aluminum swaps	1 411	22	—	—	—	1 597	73	—	—	—
Other commodity derivatives	771	20	—	—	—	1 241	32	—	—	—
Equity
Equity derivatives	11 638	—	—	—	—	11 347	—	—	—	—

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

FOREIGN EXCHANGE RISK ON THE DISPOSAL OF AUSTRALIAN OPERATIONS

During 2019, AB InBev entered into derivative foreign exchange forward contracts in order to economically hedge against the exposure to changes in the US dollar against the proceeds denominated in Australian dollar. These derivatives qualify for cash flow hedge accounting under IFRS 9. As of 31 December 19, 22m US dollar positive mark-to-market adjustment (including 219m US dollars mark-to-market received in cash) related to this hedging is recognized under cash flow hedge reserve. Once the disposal is completed, the effective component of the hedge will adjust the results on disposal of subsidiaries.

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

	31 December 2019			31 December 2018
	Total	Total	Open	Total	Total	Open
Million US dollar	exposure	hedges	position	exposure	hedges	position
Euro/Canadian dollar	(52)	39	(13)	(39)	39	—
Euro/Mexican peso	(151)	156	5	(187)	182	(5)
Euro/Pound sterling	(126)	124	(2)	(239)	213	(26)
Euro/South African rand	(99)	95	(4)	(90)	52	(38)
Euro/South Korean won	(49)	46	(3)	(51)	59	8
Euro/US dollar	(409)	337	(72)	(415)	404	(11)
Mexican peso/Chinese yuan	—	—	—	(216)	199	(17)
Mexican peso/Euro	(178)	161	(17)	(300)	301	1
Pound sterling/Euro	(39)	40	1	(34)	34	—
US dollar/Argentinian peso	(531)	510	(21)	(573)	484	(89)
US dollar/Australian dollar	(216)	204	(12)	(209)	209	—
US dollar/Bolivian boliviano	(69)	70	1	(76)	76	—
US dollar/Brazilian real	(1 443)	1 447	4	(1 303)	1 223	(80)
US dollar/Canadian dollar	(287)	295	8	(362)	286	(76)
US dollar/Chilean peso	(109)	102	(7)	(156)	155	1
US dollar/Chinese yuan	(230)	191	(39)	(201)	249	48
US dollar/Colombian peso	(278)	272	(6)	(287)	219	(68)
US dollar/Euro	(108)	113	5	(80)	78	(2)
US dollar/Mexican peso	(1 105)	903	(202)	(1 151)	1 082	(69)
US dollar/Paraguayan guarani	(124)	130	6	(177)	166	(11)
US dollar/Peruvian nuevo sol	(243)	205	(38)	(157)	149	(8)
US dollar/South African rand	(28)	31	3	(80)	83	3
US dollar/South Korean won	(88)	99	11	(114)	128	14
US dollar/Uruguayan peso	(41)	41	—	(40)	41	1
Others	(317)	250	(67)	(321)	264	(57)

Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below.

Hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

Foreign exchange risk on foreign currency denominated debt

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible linked to the functional currency of the subsidiary. To the extent this is not the case, foreign exchange risk is managed through the use of derivatives unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration the holistic risk management approach.

A description of the foreign currency risk hedging of debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

Currency sensitivity analysis

Currency transactional risk

Most of AB InBev’s non-derivative financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Mexican peso, Chinese yuan and Peruvian nuevo sol against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2019
	Closing rate 31 December 2019	Possible closing rate[1]	Volatility of rates in %
Euro/Mexican peso	21.17	19.28 - 23.06	8.92%
Euro/Pound sterling	0.85	0.79 - 0.91	7.35%
Euro/South Korean won	1 297.02	1 216.94 - 1 377.10	6.17%
Euro/US dollar	1.12	1.07 - 1.18	4.69%
Pound sterling/US dollar	1.32	1.21 - 1.43	8.08%
US dollar/Australian dollar	1.42	1.33 - 1.52	6.70%
US dollar/Chinese yuan	6.96	6.62 - 7.30	4.86%
US dollar/Colombian peso	3 272.63	2 935.33 - 3 609.92	10.31%
US dollar/Euro	0.89	0.85 - 0.93	4.69%
US dollar/Mexican peso	18.85	17.25 - 20.44	8.48%
US dollar/Nigerian naira	362.59	350.58 - 374.60	3.31%
US dollar/Peruvian nuevo sol	3.32	3.17 - 3.47	4.50%
US dollar/South African rand	14.04	12.26 - 15.83	12.74%
US dollar/South Korean won	1 154.55	1 064.67 - 1 244.42	7.78%
US dollar/Tanzanian shilling	2 300.14	2 186.57 - 2 413.71	4.94%
US dollar/Zambian kwacha	14.02	11.24 - 16.81	19.85%

	2018
	Closing rate 31 December 2018	Possible closing rate[2]	Volatility of rates in %
Euro/Mexican peso	22.54	19.21 - 25.86	14.75%
Euro/Pound sterling	0.89	0.84 - 0.95	6.03%
Euro/South Korean won	1 277.14	1 181.98 - 1 372.3	7.45%
Euro/US dollar	1.15	1.06 - 1.23	7.32%
Pound sterling/US dollar	1.28	1.17 - 1.39	8.45%
US dollar/Australian dollar	1.42	1.30 - 1.54	8.50%
US dollar/Chinese yuan	6.88	6.57 - 7.18	4.45%
US dollar/Colombian peso	3 246.70	2 868.9 - 3 624.5	11.64%
US dollar/Euro	0.87	0.81 - 0.94	7.32%
US dollar/Mexican peso	19.68	17.12 - 22.24	13.00%
US dollar/Nigerian naira	362.54	354.9 - 370.18	2.11%
US dollar/Peruvian nuevo sol	3.37	3.24 - 3.50	3.90%
US dollar/South African rand	14.37	11.96 - 16.79	16.82%
US dollar/South Korean won	1 115.40	1 029.1 - 1 201.71	7.74%
US dollar/Tanzanian shilling	2 298.32	2 211.95 - 2 384.69	3.76%
US dollar/Zambian kwacha	11.88	10.28 - 13.47	13.41%

Had the Mexican peso, Chinese yuan, Peruvian nuevo sol and South Korean won weakened/strengthened during 2019 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2019 impact on consolidated profit before taxes from continuing operations would have been approximately 35m US dollar (76m US dollar in 2018; 142m US dollar in 2017) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2019, shows a positive/negative pre-tax impact on equity reserves of 548m US dollar (587m US dollar in 2018; 639m US dollar in 2017).

Foreign exchange risk on net investments in foreign operations

AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative financial instruments as hedging instruments.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2019.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2018.

As of 31 December 2019, designated derivative and non-derivative financial instruments in net investment hedges amount to 15 522m US dollar equivalent (31 December 2018: 9 773m US dollar) in Holding companies and approximately 732m US dollar equivalent at Ambev level (31 December 2018: 632m US dollar). These instruments hedge foreign operations with Canadian dollar, Chinese yuan, Dominican peso, euro, Mexican peso, pound sterling, South African rand, South Korean won and US dollar functional currencies.

Net foreign exchange results

Foreign exchange results recognized on unhedged and hedged exposures are as follows:

Million US dollar	2019	2018 restated	2017 restated
Cash flow hedges	—	—	(12)
Economic hedges	6	(210)	(49)
Other results—not hedged	(186)	230	(242)

	(180)	19	304

INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

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

Economic Hedges

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2019, 2018 and 2017, Ambev invested in highly liquid Brazilian real denominated government debt securities. The company also entered into interest rate future contracts in order to offset the Brazilian real interest rate exposure of these government bonds. Both instruments are measured at fair value with changes recorded into profit or loss and no hedge accounting is required.

Interest rate sensitivity analysis

The table below reflects the effective interest rates of interest-bearing financial liabilities at balance sheet date as well as the currency in which the debt is denominated.

	Before hedging		After hedging
31 December 2019 Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Australian dollar	1.87%	210	1.87%	210
Brazilian real	9.33%	43	9.33%	43
Euro	0.08%	4 214	0.08%	4 214
US dollar	2.36%	1 749	2.85%	4 269
Other	9.82%	225	4.46%	954

		6 441		9 690
Fixed rate
Australian dollar	3.71%	1 647	3.71%	1 647
Brazilian real	9.00%	544	9.00%	544
Canadian dollar	3.16%	2 055	3.16%	2 055
Euro	1.82%	25 346	1.82%	29 338
Pound sterling	3.82%	4 373	3.79%	3 713
South Korean won	3.37%	15	2.46%	1 015
US dollar	4.83%	62 205	5.02%	54 551
Other	7.31%	416	6.95%	489

		96 601		93 352

	Before hedging		After hedging
31 December 2018 Interest-bearing financial liabilities Million US dollar Restated	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Australian dollar	2.95%	214	2.95%	214
Brazilian real	9.13%	61	6.86%	133
Canadian dollar	3.66%	190	3.38%	206
Euro	0.24%	3 138	0.24%	3 138
US dollar	1.94%	1 399	2.21%	2 638
Other	7.19%	709	7.19%	709

		5 711		7 038
Fixed rate
Australian dollar	3.22%	1 951	3.22%	1 951
Brazilian real	11.51%	525	12.13%	453
Canadian dollar	3.23%	1 942	3.23%	1 942
Euro	1.80%	28 217	1.65%	36 044
Pound sterling	3.82%	4 218	3.79%	3 586
South Korean won	—	—	2.45%	1 000
US dollar	4.28%	68 820	4.66%	59 370
Other	8.43%	311	8.43%	311

		105 984		104 656

At 31 December 2019, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 68m US dollar (31 December 2018: 114m US dollar).

As disclosed in the above table, 9 690m US dollar or 9.41% of the company’s interest-bearing financial liabilities bears interest at a variable rate.

The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2019
	Interest rate 31 December 2019[1]	Possible interest rate[2]	Volatility of rates in %
Brazilian real	4.42%	3.32% - 5.52%	24.88%
Euro	—	—	6.43%
US dollar	1.91%	1.51% - 2.30%	20.66%

	2018
	Interest rate 31 December 2018[1]	Possible interest rate[2]	Volatility of rates in %
Brazilian real	6.44%	6.12% - 6.76%	5.00%
Canadian dollar	2.29%	2.15% - 2.42%	5.91%
Euro	—	—	2.45%
US dollar	2.78%	2.61% - 2.94%	5.97%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2019, with all other variables held constant, 2019 interest expense would have been 16m US dollar higher/lower (2018: 8m US dollar; 2017: 12m US dollar). This effect would be more than offset by (22m) US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2018: (60)m US dollar; 2017: (81)m US dollar).

Interest expense

Interest expense recognized on unhedged and hedged financial liabilities are as follows:

Million US dollar	2019	2018 restated	2017 restated
Financial liabilities measured at amortized cost – not hedged	(4 264)	(4 053)	(4 375)
Fair value hedges	(46)	(76)	(11)
Cash flow hedges	15	21	1
Net investment hedges - hedging instruments (interest component)	2	35	77
Economic hedges	129	100	(7)

	(4 164)	(3 973)	(4 314)

COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to the price volatility. The most significant commodity exposures as at 31 December 2019 are included in the table below (expressed in outstanding notional amounts):

Million US dollar	2019	2018
Aluminum swaps	1 449	1 670
Exchange traded sugar futures	54	62
Natural gas and energy derivatives	256	313
Corn swaps	195	196
Exchange traded wheat futures	20	424
Rice swaps	328	194
Plastic derivatives	59	84

	2 360	2 943

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2019 and as of 31 December 2018.
[2]

Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2019 and at December 2018. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

Commodity price sensitivity analysis

The impact of changes in the commodity prices would have an immaterial impact on AB InBev’s profit in 2019 profits as most of the company’s exposure is hedged using derivative contracts and designated in hedge accounting in accordance with IFRS 9 rules.

The tables below show the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2019 and 2018, would have on the equity reserves.

	2019
		Pre-tax impact on equity
Million US dollar	Volatility of prices in %[1]	Prices increase	Prices decrease
Aluminum	21.78%	312	(312)
Sugar	29.73%	16	(16)
Wheat	30.30%	6	(6)
Energy	25.86%	66	(66)
Rice	22.64%	47	(47)
Corn	21.74%	42	(42)
Plastic	24.03%	14	(14)

	2018
		Pre-tax impact on equity
Million US dollar	Volatility of prices in %[2]	Prices increase	Prices decrease
Aluminum	22.16%	370	(370)
Sugar	29.60%	18	(18)
Wheat	29.31%	124	(124)
Energy	23.83%	74	(74)
Rice	22.08%	43	(43)
Corn	23.85%	47	(47)
Plastic	20.54%	17	(17)

EQUITY PRICE RISK

AB InBev enters into derivatives to hedge the price risk on its shares when such risk could negatively impact future cash flows related to the share-based payments programs. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combination (see also Note 11 Finance cost and income and Note 23 Changes in equity and earnings per share). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As of 31 December 2019, an exposure for an equivalent of 99.5m of AB InBev shares was hedged, resulting in a total gain of 1.8 billion US dollar recognized in the profit or loss account for the period, of which 898m US dollar related to the company’s share-based payment programs, 445m US dollar and 433m US dollar related to the Modelo and SAB transactions, respectively.

Between 2012 and 2018, AB InBev reset certain equity derivatives to market price with counterparties. This resulted in a net cash inflow of 2.9 billion US dollar between 2012 and 2018 and, accordingly, a decrease of counterparty risk.

Equity price sensitivity analysis

The sensitivity analysis on the share-based payments hedging program, calculated based on a 25.20% (2018: 22.03%; 2017: 15.68%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 2 066m US dollar positive/negative impact on the 2019 profit before tax (2018: 1 345m US dollar; 2017: 1 422m US dollar).

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

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 31 December 2019 to be limited.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2019.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2018.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2019			2018
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Investment in unquoted companies	92	(7)	85	91	(7)	84
Investment in debt securities	117	—	117	111	—	111
Trade receivables	4 219	(173)	4 046	4 400	(160)	4 240
Cash deposits for guarantees	219	—	219	197	—	197
Loans to customers	177	—	177	188	—	188
Other receivables	1 666	(103)	1 563	2 359	(106)	2 253
Derivatives	362	—	362	307	—	307
Cash and cash equivalents	7 238	—	7 238	7 074	—	7 074

	14 090	(283)	13 807	14 727	(273)	14 454

There was no significant concentration of credit risks with any single counterparty per 31 December 2019 and no single customer represented more than 10% of the total revenue of the group in 2019.

Impairment losses

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2019
Million US dollar	Trade receivables	Loans to customers	FVOCI	Other receivables	Total
Balance at 1 January	(160)	—	(7)	(106)	(273)
Impairment losses	(51)	—	—	(30)	(81)
Derecognition	26	—	—	31	57
Currency translation and other	12	—	—	2	14

Balance at 31 December	(173)	—	(7)	(103)	(283)

	2018
Million US dollar	Trade receivables	Loans to customers	FVOCI	Other receivables	Total
Balance at 1 January	(194)	—	(7)	(117)	(318)
Impairment losses	(40)	—	—	(3)	(43)
Derecognition	29	—	—	6	35
Currency translation and other	44	—	—	9	53

Balance at 31 December	(160)	—	(7)	(106)	(273)

	2017
Million US dollar	Trade receivables	Loans to customers	FVOCI	Other receivables	Total
Balance at 1 January	(202)	—	(7)	(109)	(318)
Impairment losses	(55)	—	—	(4)	(59)
Derecognition	53	—	—	1	54
Currency translation and other	10	—	—	(5)	5

Balance at 31 December	(194)	—	(7)	(117)	(318)

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

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative liabilities:

	31 December 2019
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(861)	(890)	(795)	(18)	(18)	(22)	(37)
Commercial papers	(1 599)	(1 599)	(1 599)	—	—	—	—
Unsecured bank loans	(185)	(188)	(140)	(47)	(1)	—	—
Unsecured bond issues	(98 206)	(165 424)	(5 513)	(6 415)	(6 518)	(18 605)	(128 373)
Unsecured other loans	(98)	(131)	(27)	(17)	(9)	(5)	(73)
Lease liabilities	(2 025)	(2 338)	(404)	(350)	(243)	(285)	(1 056)
Bank overdraft	(68)	(68)	(68)	—	—	—	—
Trade and other payables	(24 806)	(25 152)	(22 861)	(1 227)	(472)	(165)	(427)

	(127 848)	(195 790)	(31 407)	(8 074)	(7 261)	(19 082)	(129 966)
Derivative financial liabilities
Interest rate derivatives	(102)	(103)	(7)	(1)	(1)	3	(97)
Foreign exchange derivatives	(600)	(600)	(600)	—	—	—	—
Cross currency interest rate swaps	(175)	(187)	75	(285)	6	75	(58)
Commodity derivatives	(97)	(97)	(97)	—	—	—	—
Equity derivatives	(3 177)	(3 177)	(3 177)	—	—	—

	(4 151)	(4 164)	(3 806)	(286)	5	78	(155)
Of which: related to cash flow hedges	(448)	(448)	(408)	5	3	5	(53)

	31 December 2018 restated
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(479)	(496)	(383)	(39)	(15)	(27)	(32)
Commercial papers	(1 142)	(1 142)	(1 142)	—	—	—	—
Unsecured bank loans	(108)	(135)	(33)	(6)	(96)	—	—
Unsecured bond issues	(107 796)	(165 979)	(6 410)	(9 146)	(11 636)	(23 672)	(115 115)
Unsecured other loans	(71)	(110)	(19)	(22)	(12)	(12)	(45)
Lease liabilities	(1 985)	(2 591)	(508)	(391)	(325)	(467)	(900)
Bank overdraft	(114)	(114)	(114)	—	—	—	—
Trade and other payables	(24 345)	(24 722)	(22 557)	(260)	(1 060)	(333)	(512)

	(136 040)	(195 289)	(31 166)	(9 864)	(13 144)	(24 511)	(116 604)
Derivative financial liabilities
Interest rate derivatives	(112)	(142)	(125)	(19)	(13)	15	—
Foreign exchange derivatives	(589)	(589)	(589)	—	—	—	—
Cross currency interest rate swaps	(489)	(515)	(29)	72	71	(550)	(79)
Commodity derivatives	(273)	(273)	(273)	—	—	—	—
Equity derivatives	(4 877)	(4 877)	(4 877)	—	—	—	—

	(6 340)	(6 396)	(5 893)	53	58	(535)	(79)
Of which: related to cash flow hedges	(486)	(490)	(416)	2	1	2	(79)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

CAPITAL MANAGEMENT

AB InBev continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. The management uses the same debt/equity classifications as applied in the company’s IFRS reporting to analyze the capital structure.

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	31 December 2019	31 December 2018	31 December 2019	31 December 2018	31 December 2019	31 December 2018
Foreign currency
Forward exchange contracts	112	191	(590)	(586)	(478)	(395)
Foreign currency futures	7	7	(9)	(3)	(2)	4
Interest rate
Interest rate swaps	18	9	(6)	(27)	12	(18)
Cross currency interest rate swaps	157	32	(175)	(489)	(18)	(457)
Other interest rate derivatives	—	20	(97)	(86)	(97)	(66)
Commodities
Aluminum swaps	15	23	(61)	(172)	(46)	(149)
Sugar futures	2	—	(2)	(8)	—	(8)
Wheat futures	14	13	(9)	(11)	5	2
Energy	8	4	(11)	(54)	(3)	(50)
Other commodity derivatives	13	8	(14)	(28)	(1)	(20)
Equity
Equity derivatives	17	—	(3 177)	(4 877)	(3 160)	(4 877)

	362	307	(4 151)	(6 340)	(3 789)	(6 033)
Of which:
Non-current	132	10	(352)	(805)	(220)	(795)
Current	230	297	(3 799)	(5 535)	(3 569)	(5 238)

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

Interest-bearing financial liabilities Million US dollar	2019 Carrying amount[1]	2019 Fair value	2018 restated Carrying amount[1]	2018 restated Fair value
Fixed rate
Australian dollar	(1 647)	(1 748)	(1 951)	(1 977)
Brazilian real	(544)	(542)	(525)	(525)
Canadian dollar	(2 055)	(2 046)	(1 942)	(1 855)
Euro	(25 346)	(30 365)	(28 217)	(27 551)
Pound sterling	(4 373)	(4 816)	(4 218)	(4 365)
US dollar	(62 205)	(74 035)	(68 820)	(66 123)
Other	(431)	(431)	(311)	(311)

	(96 601)	(113 983)	(105 984)	(102 707)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 31 December 2019 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	2	9	—
Derivatives at fair value through profit and loss	—	119	—
Derivatives in a cash flow hedge relationship	17	153	—
Derivatives in a fair value hedge relationship	—	19	—
Derivatives in a net investment hedge relationship	—	54	—

	19	354
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 639
Derivatives at fair value through profit and loss	—	3 441	—
Derivatives in a cash flow hedge relationship	21	586	—
Derivatives in a fair value hedge relationship	—	103	—

	21	4 130	1 639

Fair value hierarchy 31 December 2018 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	3	9	—
Derivatives at fair value through profit and loss	—	67	—
Derivatives in a cash flow hedge relationship	7	225	—
Derivatives in a fair value hedge relationship	—	33	—
Derivatives in a net investment hedge relationship	—	14	—

	10	348	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 409
Derivatives at fair value through profit and loss	—	5 699	—
Derivatives in a cash flow hedge relationship	18	507	—
Derivatives in a fair value hedge relationship	—	125	—
Derivatives in a net investment hedge relationship	—	31	—

	18	6 362	1 409

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (i.e. combination of a written put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In January 2018, ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar, resulting in Ambev’s participation in CND increasing from 55% to 85%. As of 31 December 2019, the put option on the remaining shares held by ELJ was valued at 0.7 billion US dollar (31 December 2018: 0.6 billion US dollar after the exercise of the put option by ELJ) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above. The fair value of such deferred consideration is calculated using present value techniques, namely by discounting futures cash flows at the appropriate rate.

HEDGING RESERVES

The company’s hedging reserves disclosed in Note 23 relate to the following instruments:

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves
As per 1 January 2019	480	(60)	76	494
Change in fair value of hedging instrument recognized in OCI	92	16	—	107
Reclassified to profit or loss / cost of inventory	(398)	162	32	(204)
Deferred tax	—	—	—	—

As per 31 December 2019	174	117	107	397

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves
As per 1 January 2018	559	(20)	47	586
Change in fair value of hedging instrument recognized in OCI	262	97	—	358
Reclassified to profit or loss / cost of inventory	(341)	(137)	26	(452)
Deferred tax	—	—	2	2

As per 31 December 2018	480	(60)	76	494

OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	31 December 2019
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	362	362	(352)	10
Derivative liabilities	(4 151)	(4 151)	352	(3 799)

	31 December 2018
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	307	307	(293)	13
Derivative liabilities	(6 340)	(6 340)	293	(6 046)

[1]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules
[2]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

30.	Operating leases

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases. The following table sets out the maturity analysis of the non-cancelable lease payments, showing the undiscounted lease payments to be received:

Million US dollar	31 December 2019	31 December 2018 restated
Within one year	155	152
Between one and five years	518	460
After five years	215	217
Total	888	829

In 2019, 152m US dollar was recognized as income in the income statement in respect of subleasing of right-of-use assets (2018: 133m US dollar; 2017: 128m US dollar).

31.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	2019	2018 restated
Collateral given for own liabilities	372	404
Contractual commitments to purchase property, plant and equipment	457	416
Contractual commitments to acquire loans to customers	151	171
Other commitments	1 911	1 973

The collateral given for own liabilities of 372m US dollar at 31 December 2019 contains 219m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 27 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (153m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 457m US dollar at 31 December 2019.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 151m US dollar at 31 December 2019.

As at 31 December 2019, the following M&A related commitments existed:

•

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A.(“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85%. As of 31 December 2019, the put option for the remaining shares held by ELJ was valued 732 million US dollar (2018: 632 million US dollar). The corresponding liability is presented as a current liability and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. See also note 29 Risks arising from financial instruments.

•

Upon the combination with SAB, AB InBev maintained South African Breweries’ Zenzele share-scheme which supports broad-based black economic empowerment (B-BBEE) and provides opportunities for black South Africans (including employees and SAB retailers) to participate as shareholders. The Zenzele share-scheme originally implemented by SAB in 2010, was amended at the time of the SAB combination and will expire in April 2020. The obligations that arise under the Zenzele share-scheme upon its expiration will be settled using AB InBev Treasury shares. The obligation is estimated to be approximately 9.8 billion ZAR (0.7 billion USD1). The number of AB InBev shares required to settle the obligation will depend on the AB InBev share price and ZAR to Euro exchange rate at the time of the settlement. The settlement would be equivalent to 8.5 million AB InBev shares assuming AB InBev share price and the ZAR Euro exchange rate as at 31 December 2019[2].

•

As part of the SAB transaction, AB InBev made a commitment to the South African Government and Competition Authorities to create a new B-BBEE scheme upon maturity in 2020 of SAB’s current Zenzele Scheme. In order to create the new B-BBEE scheme the following steps will be undertaken:

•	The new scheme will be implemented through the listing of a NewCo (which will be called Zenzele Kabili) on the Johannesburg Stock Exchange B-BBEE Exchange;

•	The NewCo will hold unencumbered AB InBev shares;

•	Existing Zenzele participants (employees, retailers and the SAB Foundation) will be given an option to reinvest a portion of their Zenzele payout into the Newco;

•	A new Employee Share Plan, funded by AB InBev, will subscribe for NewCo shares.

•

The new scheme is estimated to require 4.4 billion ZAR (0.3 billion USD1) in facilitation and notional vendor funding. The settlement would be equivalent to 3.8 million AB InBev shares assuming AB InBev share price and the ZAR Euro exchange rate as at 31 December 2019[2] and it will be funded with AB InBev Treasury shares. This scheme arrangement meets the criteria under IFRS 2 to be classified as equity settled.

Other commitments amount to 1 911m US dollar at 31 December 2019 and mainly cover guarantees given to pension funds, rental and other guarantees.

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 30 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2019, 28.9 million loaned securities were used to fulfil stock option plan commitments.

[1]	Converted at the December 2019 closing rate.
[2]	Assuming the December 2019 closing share price of 72.71 euro per share and 31 December 2019 ZAR per Euro exchange rate of 15.777300.

32.	Contingencies[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 31 December 2019, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2019	31 December 2018
Income tax and social contribution	10 781	9 773
Value-added and excise taxes	5 514	6 166
Other taxes	1 018	1 434

	17 313	17 373

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the administrative court. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

As of 31 December 2019, Ambev management estimates the exposure of approximately 7.2 billion Brazilian real (1.8 billion US dollar) as a possible risk and approximately 52m Brazilian real (13m US dollar) as a probable loss.

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. The decision rendered by the Lower Administrative Court was partially favorable to Ambev. Ambev filed a judicial proceeding to discuss the unfavorable portion of the decision and requested an injunction which was granted to Ambev to suspend enforceability. Regarding the portion of the decision subject to review at the administrative level, in August 2019 the Upper Administrative House rendered a partially favorable decision to Ambev. Ambev is awaiting the issuance of the decision in order to file the applicable appeal.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision and filed an appeal to the Lower Administrative Court. In May 2018, Ambev received a partially favorable decision at the Lower Administrative Court. In May 2019, Ambev filed a Special Appeal for analysis of the case by the Upper Administrative House. In November 2019, the Special Appeal was partially admitted by the Upper Administrative House and Ambev filed an appeal related to the portion that was not admitted.

Ambev management estimates possible losses in relation to these assessments to be approximately 10 billion Brazilian real (2.5 billion US dollar) as of 31 December 2019. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision. In November 2018, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev submitted counterarguments responding to the special appeal filed by the tax authorities and, regarding the unfavorable part of the decision, filed a special appeal to the Administrative Upper House. In December 2019, the Special Appeal was partially admitted by the Administrative Upper House and Ambev filed an appeal related to the portion that was not admitted.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the First Administrative Court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court. Ambev is awaiting the results of the remaining decisions in order to file the applicable appeals.

Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 2.2 billion Brazilian real (0.6 billion US dollar) as of 31 December 2019. Ambev has not recorded any provision in connection therewith.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court which is currently pending analysis. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 31 December 2019. Ambev has not recorded any provision in connection therewith.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from the Brazilian federal tax authorities relating to the offset of tax losses carry forward in the context of business combinations.

In February 2016, the Administrative Upper House ruled unfavorably to Ambev in two cases. Ambev filed judicial proceedings to discuss the matter. In September 2016, Ambev received a favorable first level decision in one of the judicial claims, and in March 2017, an unfavorable first-level decision in the other case. Both cases are now awaiting analysis by the second-level judicial court. The other cases are being challenged at the administrative level and are still awaiting final decisions.

Ambev management estimates the total exposure of possible losses in relation to these assessments to be approximately 0.5 billion Brazilian real (0.1 billion US dollar) as of 31 December 2019.

Disallowance of financial expenses

In 2015 and 2016, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first-level administrative court regarding the 2016 case. The 2015 case is still pending decision by the first-level administrative court.

Ambev management estimates the amount of possible losses in relation to these assessments to be approximately 4.8 billion Brazilian real (1.2 billion US dollar) as of 31 December 2019. Ambev has not recorded any provision in connection with these assessments.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at the administrative level. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases, which became definitive. In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments (from 2015 and 2016). Ambev management estimates the total amount of possible losses in relation to these four assessments to be approximately 3.6 billion Brazilian real (0.9 billion US dollar) as of 31 December 2019. Ambev is awaiting for formal notification of these decisions to file the applicable appeals. The other cases are still waiting final decisions. In September 2017, Ambev decided to include part of these tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure No 783.

As of 31 December 2019, Ambev management estimates the exposure of approximately 10.1 billion Brazilian real (2.5 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.

In March 2019, Ambev received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed an appeal. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately 0.5 billion Brazilian real (0.1 billion US dollar) as of 31 December 2019. Arosuco has not recorded any provision in connection therewith.

Deductibility of IOC expenses

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The questions refer primarily to the accounting and effects of the corporate restructuring carried out by the company in 2013 and its impact on the increase in the deductibility of IOC expenses. Ambev filed an administrative defense and is awaiting a decision by the first-level administrative court.

The company distributed IOC in the years following the assessed period. Accordingly, if the IOC deductibility is also questioned in the future, on the same basis as the aforementioned tax assessment notice, the company estimates that the conclusion of the discussion is similar to the present case, and therefore maintained the effect of the deductibility of IOC expenses in the effective income tax rate.

As of 31 December 2019, Ambev management estimates the exposure of approximately 3.9 billion Brazilian real (1 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount.

ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES

Manaus Free Trade Zone – IPI / Social contributions

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions. With respect to IPI, Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev has also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) amounts allegedly due under social contribution over Arosuco’s remittance.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the possible loss related to these assessments to be approximately 4.2 billion Brazilian real (1.0 billion US dollar) as of 31 December 2019. Ambev has not recorded any provision in connection therewith.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to excise tax (“IPI”) allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion Brazilian real (0.4 billion US dollar) as of 31 December 2019. Ambev has not recorded any provision in connection therewith.

ICMS tax credits

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts.

Ambev management estimates the possible losses related to these assessments to be approximately 2 billion Brazilian real (0.5 billion US dollar) as of 31 December 2019. Ambev has not recorded any provision in connection therewith.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the total possible loss related to this issue to be approximately 7.7 billion Brazilian real (1.9 billion US dollar) as of 31 December 2019. Ambev has recorded provisions in the total amount of 8m Brazilian real (2m US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

ICMS – PRODEPE

In 2015, Ambev received a tax assessment issued by the State of Pernambuco to charge ICMS differences due to an alleged non-compliance with the state tax incentive agreement (“PRODEPE”) as a result of the rectification of its monthly reports. The state tax authorities understood that Ambev was not able to use the incentive due to this rectification. In 2017, Ambev had a final favorable decision in the sense that such assessment was null due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment to discuss the same matter. There are other assessments related to PRODEPE. Ambev management estimates the possible losses related to this issue to be approximately 0.6 billion Brazilian real (0.1 billion US dollar) as of 31 December 2019. Ambev has recorded a provision in the total amount of 5m Brazilian real (1m US dollar) in relation to one proceeding it considers the chances of loss to be partially probable.

SOCIAL CONTRIBUTIONS

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS / COFINS) over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019, Ambev received final favorable decisions at the administrative level in some of these cases and favorable decisions in other casese that are still subject to review. At the judicial level, the case is still in the initial stage.

Ambev management estimates the possible loss related to these assessments to be approximately 2.3 billion Brazilian real (0.6 billion US dollar) as of 31 December 2019. No related provision has been made.

GRUPO MODELO TAX MATTERS

Dirección de Fábricas (“DIFA”), a wholly owned subsidiary of Cervecería Modelo de Mexico S. de R.L. de C.V., received a tax assessment related to alleged taxable income for some intercompany transactions. DIFA presented defenses which are pending to be reviewed by the tax authorities. The company estimates the amount of possible loss in relation to this assessment to be approximately 0.3 billion US dollar. The company has not recorded any provision in connection therewith as of 31 December 2019.

AB INBEV’S AUSTRALIAN BUSINESS TAX MATTERS

AB InBev’s subsidiary SAB Australia Pty Limired received a tax assessment for the 2012 to 2014 income tax years for 0.3 billion Australian dollar (0.2 billion US dollar) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”). The subsidiary is disputing the 2012 to 2014 assessment and remains confident of the positions it has adopted. The company paid 47 million US dollar related to the tax assessment pending conclusion of the matter and recorded a provision of 0.1 billion US dollar in connection therewith as of 31 December 2019.

The Australian tax authorities have also notified the company that it has commenced an audit of the 2015 to 2020 income tax years. The focus of the audit is the tax treatment of the ongoing funding arrangements associated with the Foster’s acquisition.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission has appealed the judgment to the European Court of Justice. Pending the outcome of that appeal, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that led to annulment of its earlier decision by the General Court. These investigations relate to the same rulings that were subject to the European Commission decision issued on 11 January 2016. AB InBev cannot at this stage estimate the final outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 31 December 2019.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. Against such decision AB InBev has filed a court claim before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019. The Belgian tax authorities appealed this judgment. Also, in respect of this aspect of the excess profit ruling matter, considering the company’s and its counsel assessment, as well as the position taken by the tax authorities’ mediation services, in respect of the merits of the case, AB InBev has not recorded any provisions as of 31 December 2019.

In January 2019, AB InBev deposited 68m euro (76m US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court case, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 1.0 billion Brazilian real (0.25 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case. Five of the six lawsuits were ruled favorable to Ambev by the Superior Court of Justice (STJ). These five cases are pending final judgment by STJ’s Special Court and the Federal Public Prosecutor has filed a motion favorable to Ambev’s position in all five cases. Considering all of these facts, Ambev and its external counsels strongly believe that the chance of loss in these cases is remote.

UNITED STATES CLASS ACTION SUIT

On 21 June 2019, a proposed class action was filed in the United States District Court for the Southern District of New York against AB InBev and three of its officers. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder on behalf of a proposed class of purchasers of AB InBev American Depositary Shares between 1 March 2018 and 24 October 2018. The plaintiff alleges that defendants misstated or omitted material facts regarding, among other things, the company’s financial condition, its dividend policy and the effectiveness of its disclosure controls and procedures. The complaint seeks unspecified compensatory damages and reimbursement for litigation expenses. An amended complaint filed on 12 December 2019 contained substantially the same allegations, but reduced the number of defendant officers to two. The company has not recorded any provision.

33.	Non-controlling interests

As at 31 December 2019 and 2018, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 61.85% ownership, and Budweiser APAC, an Asia Pacific listed subsidiary in which AB InBev has 87.22% ownership. The tables below provide summarized information derived from the consolidated financial statements of Ambev and Budweiser APAC as of 31 December 2019 and 2018, in accordance with IFRS.

Summarized financial information of Ambev and Budweiser APAC, in which the company has material non-controlling interests, is as follows:

	Ambev		Budweiser APAC
Million US dollar	2019	2018 restated	2019	2018[1]
Summarized balance sheet information
Current assets	6 853	6 537	2 108	2 680
Non-current assets	18 389	18 165	13 200	13 182
Current liabilities	6 205	6 506	4 493	4 468
Non-current liabilities	3 517	3 368	931	1 222
Equity attributable to equity holders	15 203	14 516	9 836	10 153
Non-controlling interests	317	311	48	19

	Ambev			Budweiser APAC
Million US dollar	2019	2018 restated	2017 restated	2019	2018[1]	2017[1]
Summarized income statement and other comprehensive income information
Revenue	13 347	13 819	14 961	6 546	6 740	6 099
Net income	3 093	3 122	2 422	908	959	572
Attributable to:
Equity holders	2 989	3 025	2 260	898	958	574
Non-controlling interests	104	97	162	10	1	(2)
Net income	3 093	3 122	2 422	908	959	572
Other comprehensive income	(193)	629	809	(229)	(500)	926
Total comprehensive income	2 900	3 751	3 231	679	459	1 498
Attributable to:
Equity holders	2 801	3 620	3 060	665	458	1 500
Non-controlling interests	99	130	171	14	1	(2)
Summarized cash flow information
Cash flow from operating activities	4 664	5 089	5 754	1 338	1 684	1 331
Cash flow from investing activities	(1 228)	(1 011)	(960)	(693)	(472)	(532)
Cash flow from financing activities	(3 117)	(3 799)	(4 190)	(1 358)	(1 237)	(187)
Net increase/(decrease) in cash and cash equivalents	319	279	605	(713)	(25)	612

Dividends paid by Ambev to non-controlling interests (i.e. to entities outside the AB InBev Group) amounted to 0.7 billion US dollar, 0.8 billion US dollar and 1.1 billion US dollar for 2019, 2018 and 2017, respectively.

Other non-controlling interests not deemed individually material by the company mainly related to the company’s operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda, and Zambia), as well as non-controlling interests recognized in respect of the company’s subsidiaries in Colombia, Ecuador and Peru.

[1]

2018 and 2017 reflect the combined financial information that presents the historical financial information of the business of the Asia Pacific region of AB InBev, excluding Australia, and includes the assets, liabilities, revenue, expenses and cash flows attributable to all entities in the region, which are primarily in China, South Korea, India, Vietnam and Japan.

34.	Related parties

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s Executive Committee members were entitled in 2019 to post-employment benefits. In particular, members of the Executive Committee participated in the pension plan of their respective country – see also Note 25 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (see Note 26 Share-based Payments). Total directors and Executive Committee compensation included in the income statement can be detailed as follows:

	2019		2018		2017
Million US dollar	Directors	Executive Committee	Directors	Executive Committee	Directors	Executive Committee
Short-term employee benefits	2	17	2	27	2	28
Termination benefits	—	1	—	—	—	1
Share-based payments	—	22	—	24	3	68

	2	40	2	52	5	97

Directors’ compensation consists mainly of directors’ fees.

During 2019, AB InBev entered into the following transactions:

•

The acquisition, through Grupo Modelo and its subsidiaries, of information technology and infrastructure services for a consideration of approximately 2m US dollar from a company in which one of the company’s Board Member had significant influence as of 31 December 2019 (2018: 1m US dollar; 2017: 1m US dollar).

•

The acquisition, mainly through its subsidiary Bavaria S.A., of transportation services, lease agreements and advertising services for an aggregated consideration of 11m US dollar from companies in which one of the company’s Board Member had a significant influence as of 31 December 2019 (2018: 8m US dollar; 2017: 5m US dollar). The outstanding balance of these transactions as of 31 December 2019 amounts to 1m US dollar (31 December 2018: 1m US dollar).

JOINTLY CONTROLLED ENTITIES

Significant interests in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2019	2018	2017
Non-current assets	10	11	12
Current assets	3	5	5
Non-current liabilities	11	9	11
Current liabilities	10	12	6
Result from operations	3	4	(3)
Profit attributable to equity holders of AB InBev	3	3	(3)

TRANSACTIONS WITH ASSOCIATES

Significant interests in associates are shown in note 16 Investments in associates. AB InBev’s transactions with associates were as follows:

Million US dollar	2019	2018	2017
Gross profit	76	74	91
Current assets	41	152	73
Current liabilities	119	130	20

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 12m US dollar other income from pension plans in the US (2018: 12m US dollar; 2017: 12m US dollar).

35.	Supplemental guarantor financial information

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities issued by Anheuser-Busch InBev Worldwide Inc. or Anheuser-Busch InBev Finance Inc. or Anheuser Busch Companies, LLC, and in each case fully and unconditionally guaranteed by Anheuser-Busch InBev SA/NV (the “Parent Guarantor”). Each such security is also jointly and severally guaranteed by Anheuser Busch Companies, LLC, Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV (the “Other Subsidiary Guarantors”), and by Anheuser-Busch InBev Worldwide Inc. (in respect of debt issued by Anheuser-Busch InBev Finance Inc.) and by Anheuser-Busch InBev Finance Inc. (in respect of debt issued by Anheuser-Busch InBev Worldwide Inc.). The following notes issued by Anheuser-Busch Worldwide Inc., Anheuser-Busch Finance Inc. and Anheuser Busch Companies, LLC and registered with the SEC were outstanding as of 31 December 2019:

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

•

On 24 January 2011, Anheuser-Busch InBev Worldwide Inc. issued 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 4.375% and will mature on 15 February 2021[1]. The issuance closed on 27 January 2011.

•

On 14 March 2011, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for the unregistered notes with aggregate principal amount of 1.25 billion US dollar, due 2039 and bearing interest at an annual rate of 8.2%. In connection with the exchange offer, Anheuser-Busch InBev Worldwide Inc. issued freely tradable, SEC-registered notes with otherwise substantially the same terms and conditions.

•

On 16 July 2012, Anheuser-Busch InBev Worldwide Inc. issued 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022[2] and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes bear interest at an annual rate of 2.500% for the 2022 notes and 3.750% for the 2042 notes.

•

On 17 January 2013, Anheuser-Busch InBev Finance Inc. issued 600m US dollar aggregate principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregate principal amount of fixed rate notes due 2043. The notes bear interest at an annual rate of 2.625% for the 2023 notes and 4.000% for the 2043 notes.

•

On 27 January 2014, Anheuser-Busch InBev Finance Inc. issued 2.3 billion US dollar aggregate principal amount of bonds, consisting of 865m US dollar aggregate principal amount of fixed rate notes due 2024; and 850m US dollar aggregate principal amount of fixed rate notes due 2044. The fixed rate notes bear interest at an annual rate of 3.700% for the 2024 notes; and 4.625% for the 2044 notes.

•

On 25 January 2016, Anheuser-Busch InBev Finance Inc. issued 34.5 billion US dollar aggregate principal amount of bonds, consisting of 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2023[3]; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2026[4] ; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2036[5]; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2046[6]; and 500m US dollar aggregate principal amount of floating rate notes due 2021[7]. The fixed rate notes will bear interest at an annual rate of 3.300% for the 2023 notes; 3.650% for the 2026 notes; 4.700% for the 2036 notes and 4.900% for the 2046 notes. The 2021 floating rate notes bear interest at an annual rate of 126.00 basis points above three-month LIBOR.

•

On 16 December 2016, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for up to 2.1 billion US dollar aggregate principal amount of certain SAB Group notes, in connection with which Anheuser-Busch InBev Worldwide Inc. issued (i) 298 million US dollar aggregate principal amount of 6.625% fixed rate notes due 2033; (ii) 300 million US dollar aggregate principal amount of 5.875% fixed rate notes due 2035; and (iii) 1.49 billion US dollar aggregate principal amount of 4.950% fixed rate notes due 2042.

•

On 21 August 2017, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for the unregistered 1.7 billion US dollar principal amount of 4.439% notes due 2048. In connection with the exchange offer, Anheuser-Busch InBev Worldwide Inc. issued freely tradable, SEC-registered notes with otherwise substantially the same terms and conditions.

•

On 4 April 2018, Anheuser-Busch InBev Worldwide Inc. completed an exchange offer for up to 10.0 billion US dollar aggregate principal amount of certain bonds and issued (i) 1.5 billion US dollar aggregate principal amount of 3.500% fixed rate notes due 2024[8]; (ii) 2.5 billion US dollar aggregate principal amount of 4.000% fixed rate notes due 2028; (iii) 1.5 billion US dollar aggregate principal amount of 4.375% fixed rates due 2038; (iv) 2.5 billion US dollar aggregate principal amount of 4.600% fixed rate notes due 2048; (v) 1.5 billion US dollar aggregate principal amount of 4.750% fixed rate notes due 2058; and (vi) 500 million US dollar aggregate principal of floating rate notes due 2024[9]. The floating rate notes bear interest at an annual rate of 74.00 basis points above three-month LIBOR.

•

On 23 January 2019, Anheuser-Busch InBev Worldwide Inc. completed the issuance of 15.5 billion US dollar aggregate principal amount of certain bonds (i) 4.3 billion US dollar aggregate principal amount of 4.750% fixed rate notes due 2029; (ii) 4.0 billion US dollar aggregate principal amount of 5.550% fixed rate notes due 2049; (iii) 2.5 billion US dollar aggregate principal amount of 4.150% fixed rates due 2025; (iv) 2.0 billion US dollar aggregate principal amount of 5.450% fixed rate notes due 2039; (v) 2.0 billion US dollar aggregate principal amount of 5.800% fixed rate notes due 2059; and (vi) 750 million US dollar aggregate principal amount of 4.900% fixed rate notes due 2031.

[1]	On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the 4.375% fixed rate note due 2021 for the total aggregate principal amount of 215 million US dollar.
[2]

On 11 February 2019, Anheuser-Busch InBev Worldwide Inc. completed tender offers for the 2.500% fixed rate note due 2022 for the total aggregate principal amount of 1.3 billion US dollar. Furthermore on the 29 October 2019 and 12 November 2019, Anheuser-Busch InBev Finance Inc. redeemed 525 million US dollar and 725 million US dollar respectively of the same note.

[3]

On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the 3.300% fixed rate note due 2023 for the total aggregate principal amount of 2.9 billion. On 25 April 2019, Anheuser-Busch InBev Finance Inc. completed the redemption of 315 million US dollar of the same note.

[4]

An aggregate principal amount of $8.5 billion US dollar of these notes were exchanged on 13 November 2018 for notes co-issued by Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC. On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for these notes for the total aggregate principal amount of 812 million US dollar. On the same date Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC completed tender offers for its notes for the total aggregate principal amount of 5.1 billion US dollar.

[5]	An aggregate principal amount of $5.4 billion US dollar of these notes were exchanged on 13 November 2018 by notes co-issued by Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC.
[6]	An aggregate principal amount of $9.5 billion US dollar of these notes were exchanged on 13 November 2018 by notes co-issued by Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC.
[7]	On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the floating rate note due 2021 for the total aggregate principal amount of 189 million.
[8]	On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the 3.500% fixed rate note due 2024 for the total aggregate principal amount of 846 million.
[9]	On 11 February 2019, Anheuser-Busch InBev Finance Inc. completed tender offers for the floating rate note due 2024 for the total aggregate principal amount of 271 million US dollar

•

On 15 May 2019, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC completed an exchange offer for certain unregistered notes originally issued by Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC on 13 November 2018. The aggregate principal amount accepted for offer were (i) 9.5 billion US dollar of 4.900% fixed rate notes due 2046; 5.3 billion US dollar of 4.700% fixed rate notes due 2036; and 3.3 billion US dollar of 3.650% fixed rate notes due 2026. In connection with the exchange offer, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC issued freely tradeable, SEC-registered notes with otherwise substantially the same terms and conditions.

The following condensed consolidated financial information presents the Condensed Consolidated Statement of Financial Position as of 31 December 2019 and 31 December 2018, the Condensed Consolidated Income Statements and Condensed Consolidated Statements of Cash Flows for the period ended 31 December 2019 and 2018 of (a) Anheuser-Busch InBev SA/NV, (b) Anheuser-Busch InBev Worldwide Inc. (guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (guarantor of notes issued by Anheuser-Busch InBev Worldwide Inc. and notes co-issued by Anheuser-Busch Companies, LLC and Anheuser-Busch InBev Worldwide Inc.), (d) Anheuser Busch Companies, LLC (guarantor of notes issued by Anheuser-Busch InBev Worldwide Inc. and notes issued by Anheuser-Busch InBev Finance Inc.), (e) the Other Subsidiary Guarantors, (f) the non-guarantor subsidiaries, (g) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (h) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting.

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

CONDENSED CONSOLIDATING INCOME STATEMENT

For the year ended 31 December 2019 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	684	—	—	14 229	—	38 924	(1 508)	52 329
Cost of sales	(461)	—	—	(5 985)	—	(15 424)	1 508	(20 362)

Gross profit	223	—	—	8 244	—	23 500	—	31 967
Distribution expenses	(38)	—	—	(1 063)	—	(4 424)	—	(5 525)
Sales and marketing expenses	(154)	—	—	(2 007)	—	(5 187)	—	(7 348)
Administrative expenses	(306)	—	—	(553)	15	(2 704)	—	(3 548)
Other operating income/(expenses)	383	1 344	—	(1 684)	1	508	—	552

Profit from operations	108	1 344	—	2 937	16	11 693	—	16 098
Net finance income/(cost)	(320)	(2 173)	66	931	369	(2 346)	—	(3 473)
Share of result of associates and joint ventures	—	—	—	(6)	—	158	—	152
Profit before tax	(212)	(829)	66	3 862	385	9 505	—	12 776
Income tax expense	—	233	(8)	(661)	(1)	(2 349)	—	(2 786)
Profit	(212)	(596)	58	3 201	384	7 156	—	9 990
Income from subsidiaries	9 383	3 101	—	157	891	2 506	(16 038)	—
Profit from continuing operations	9 171	2 505	58	3 358	1 275	9 662	(16 038)	9 990
Profit from discontinued operations	—	—	—	—	—	424	—	424
Profit of the year	9 171	2 505	58	3 358	1 275	10 086	(16 038)	10 414
Profit from continuing operations attributable to:
Equity holders of AB InBev	9 171	2 505	58	3 361	1 275	8 416	(16 038)	8 748
Non-controlling interest	—	—	—	(3)	—	1 246	—	1 243
Profit of the period attributable to:
Equity holders of AB InBev	9 171	2 505	58	3 361	1 275	8 840	(16 038)	9 171
Non-controlling interest	—	—	—	(3)	—	1 246	—	1 243

For the year ended 31 December 2018 Million US dollar Restated	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	592	—	—	15 584	—	39 354	(2 489)	53 041
Cost of sales	(370)	—	—	(7 297)	—	(14 755)	2 489	(19 933)

Gross profit	222	—	—	8 287	—	24 599	—	33 108
Distribution expenses	(35)	—	—	(1 168)	—	(4 409)	—	(5 612)
Sales and marketing expenses	(187)	—	—	(2 025)	—	(5 562)	—	(7 774)
Administrative expenses	(205)	—	—	(556)	(51)	(2 609)	—	(3 421)
Other operating income/(expenses)	579	1 125	—	(1 563)	3	(31)	—	113

Profit from operations	374	1 125	—	2 975	(48)	11 988	—	16 414
Net finance income/(cost)	(209)	(3 047)	37	2 435	113	(8 155)	—	(8 826)
Share of result of associates and joint ventures	—	—	—	3	—	150	—	153
Profit before tax	165	(1 922)	37	5 413	65	3 983	—	7 741
Income tax expense	—	293	—	(726)	(2)	(2 150)	—	(2 585)
Profit	165	(1 629)	37	4 687	63	1 834	—	5 157
Income from subsidiaries	4 194	1 887	—	98	848	3 168	(10 195)	—
Profit from continuing operations	4 359	257	37	4 785	911	5 002	(10 195)	5 157
Profit from discontinued operations	—	—	—	—	—	531	—	531
Profit of the year	4 359	257	37	4 785	911	5 533	(10 195)	5 688
Profit from continuing operations attributable to:
Equity holders of AB InBev	4 359	257	37	4 784	911	3 685	(10 195)	3 839
Non-controlling interest	—	—	—	1	—	1 317	—	1 318
Profit of the period attributable to:
Equity holders of AB InBev	4 359	257	37	4 784	911	4 216	(10 195)	4 370
Non-controlling interest	—	—	—	1	—	1 317	—	1 318

For the year ended 31 December 2017 Million US dollar Restated	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
Revenue	540	—	—	14 015	—	42 650	(2 346)	54 859
Cost of sales	(338)	—	—	(5 818)	—	(17 165)	2 346	(20 975)

Gross profit	202	—	—	8 197	—	25 485	—	33 884
Distribution expenses	(23)	—	—	(1 015)	—	(4 678)	—	(5 716)
Sales and marketing expenses	(181)	—	—	(2 198)	—	(5 886)	—	(8 265)
Administrative expenses	(255)	—	—	(345)	(66)	(3 113)	—	(3 779)
Other operating income/(expenses)	793	1 066	—	(1 845)	8	315	—	337

Profit from operations	536	1 066	—	2 794	(58)	12 122	—	16 460
Net finance income/(cost)	(819)	(3 064)	26	3 210	942	(6 921)	—	(6 626)
Share of result of associates and joint ventures	—	—	—	2	—	428	—	430
Profit before tax	(283)	(1 998)	26	6 006	884	5 629	—	10 264
Income tax expense	(16)	614	(17)	1 506	(177)	(3 568)	—	(1 658)
Profit	(299)	(1 384)	9	7 512	708	2 060	—	8 606
Income from subsidiaries	8 289	3 720	—	126	4 042	6 201	(22 377)	—
Profit from continuing operations	7 990	2 336	9	7 637	4 750	8 261	(22 377)	8 606
Profit from discontinued operations	—	—	—	—	—	560	—	560
Profit of the year	7 990	2 336	9	7 637	4 750	8 821	(22 377)	9 166
Profit from continuing operations attributable to:
Equity holders of AB InBev	7 990	2 336	9	7 637	4 750	7 085	(22 377)	7 430
Non-controlling interest	—	—	—	—	—	1 176	—	1 176
Profit of the period attributable to:
Equity holders of AB InBev	7 990	2 336	9	7 637	4 750	7 646	(22 377)	7 990
Non-controlling interest	—	—	—	—	—	1 176	—	1 176

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 31 December 2019 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	36	—	—	5 063	—	22 445	—	27 544
Goodwill	—	—	—	33 157	—	94 957	—	128 114
Intangible assets	409	—	—	22 195	97	19 751	—	42 452
Investments in subsidiaries	128 860	77,492	—	42 557	17 955	183 831	(450,696)	—
Investments in associates and joint ventures	—	—	—	22	—	5 839	—	5 861
Deferred tax assets	—	163	—	—	—	1 556	—	1 719
Derivatives	—	—	—	—	113	19	—	132
Other non-current assets	13 930	11 681	13 853	14 495	13 483	43 495	(108 925)	2 012
	143 235	89,336	13 853	117 489	31 648	371 893	(559,621)	207 834
Current assets
Investment securities	—	—	—	—	—	92	—	92
Inventories	—	—	—	822	—	3 605	—	4 427
Derivatives	188	—	—	22	3 909	105	(3 994)	230
Trade and other receivables	4 152	10 163	846	7 331	113	13 139	(29 557)	6 187
Cash and cash equivalents	79	22	18	348	12 697	7 825	(13 751)	7 238
Assets classified as held for sale	236	—	—	—	—	9 777	—	10 013
Other current assets	8	198	2	—	5	414	—	627
	4 663	10 383	866	8 523	16 724	34 957	(47 302)	28 814
Total assets	147 898	99,719	14 719	126 012	48 372	406 850	(606,922)	236 648

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	75 722	46,188	622	77 569	25 359	300 957	(450,696)	75 722
Minority interests	—	—	—	(2)	—	8 833	—	8 831
	75 722	48 188	622	77 567	25 359	309 790	(450,696)	84 553
Non-current liabilities
Interest-bearing loans and borrowings	59 605	49 310	13 874	28 313	3 586	51 690	(108 814)	97 564
Employee benefits	5	—	—	1 067	—	1 776	—	2 848
Deferred tax liabilities	—	—	9	6 772	—	6 043	—	12 824
Derivatives	—	—	—	—	352	—	—	352
Other non-current liabilities	60	—	—	543	—	3 063	—	3 666
	59 670	49 310	13 883	36 695	3 938	62 572	(108 814)	117 254
Current liabilities
Interest-bearing loans and borrowings	3 651	3 633	—	7 302	9 775	8 701	(27 652)	5 410
Income tax payables	—	—	—	237	—	1 109	—	1 346
Derivatives	198	—	—	49	3 875	3 671	(3 994)	3 799
Trade and other payables	1 071	588	214	4 153	75	18 778	(2 015)	22 864
Liabilities associated with assets held for sale	—	—	—	—	—	1 145	—	1 145
Other current liabilities	7 586	—	—	9	5 350	1 084	(13 752)	277
	12 506	4 221	214	11 750	19 075	34 488	(47 413)	34 841
Total equity and liabilities	147 898	99,719	14 719	126 012	48 372	406 850	(606,922)	236 648

As at 31 December 2018 Million US dollar Restated	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	45	—	—	5 235	—	22 335	—	27 615
Goodwill	—	—	—	33 226	—	100 085	—	133 311
Intangible assets	580	—	—	22 227	98	21 926	—	44 831
Investments in subsidiaries	123 108	86 239	—	30 594	24 622	170 568	(435 131)	—
Investments in associates and joint ventures	—	—	—	—	—	6 136	—	6 136
Deferred tax assets	—	130	—	—	—	1 525	(138)	1 517
Derivatives	—	—	—	—	302	10	(21)	291
Other non-current assets	22 196	13 850	24 037	26 158	8 701	36 767	(129 823)	1 885
	145 929	100 219	24 037	117 440	33 723	359 352	(565 113)	215 587
Current assets
Investment securities	—	—	—	—	—	87	—	87
Inventories	—	—	—	819	—	3 415	—	4 234
Derivatives	—	—	—	25	5 399	464	(5 872)	16
Trade and other receivables	3 079	3 471	1 176	6 678	1 619	10 415	(20 063)	6 375
Cash and cash equivalents	1	3	28	581	6 094	8 481	(8 114)	7 074
Assets classified as held for sale	—	—	—	—	—	39	—	39
Other current assets	—	500	3	—		454	(501)	457
	3 080	3 974	1 207	8 103	13 112	23 355	(34 550)	18 281
Total assets	149 009	104 193	25 244	125 542	46 835	382 707	(599 663)	233 868

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	64 474	55 402	597	74 628	29 258	275 257	(435 131)	64 485
Minority interests	—	—	—	—	—	7 404	—	7 404
	64 474	55 402	597	74 628	29 258	282 662	(435 131)	71 890
Non-current liabilities
Interest-bearing loans and borrowings	72 756	46 552	24 042	33 348	3 314	56 603	(129 618)	106 997
Employee benefits	5	—	—	1 048	—	1 628	—	2 681
Deferred tax liabilities	—	—	8	6 692	—	6 601	(137)	13 165
Derivatives	—	—	—	—	788	—	(21)	766
Other non-current liabilities	81	—	—	150	—	3 312	—	3 544
	72 842	46 552	24 050	41 238	4 102	68 145	(129 776)	127 153
Current liabilities
Interest-bearing loans and borrowings	4 535	1 679	253	5 816	5 234	4 818	(17 752)	4 584
Income tax payables	—	—	—	474	3	1 243	(500)	1 220
Derivatives	482	—	—	131	5 563	5 272	(5 872)	5 575
Trade and other payables	1 228	562	342	3 211	65	19 674	(2 515)	22 568
Other current liabilities	5 450	—	—	42	2 612	893	(8 117)	880
	11 695	2 241	595	9 674	13 477	31 900	(34 756)	34 826
Total equity and liabilities	149 009	104 193	25 244	125 542	46 835	382 707	(599 663)	233 868

As at 1 January 2018 Million US dollar Restated	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	44	—	—	4 841	—	24 347	—	29 233
Goodwill	—	—	—	33 089	188	107 663	—	140 940
Intangible assets	584	—	—	21 947	158	23 185	—	45 874
Investments in subsidiaries	121 839	77 387	—	42 661	40 708	99 396	(381 990)	—
Investments in associates and joint ventures	—	—	—	28	—	5 235	—	5 263
Deferred tax assets	—	—	—	—	—	1 251	—	1 251
Derivatives	—	—	—	3	13	9	—	25
Other non-current assets	53 565	10 290	55 432	18 115	7 178	67 709	(210 623)	1 664
	176 032	87 677	55 432	120 683	48 246	328 795	(592 613)	224 251
Current assets
Investment securities	1 301	—	—	—	—	3	—	1 304
Inventories	21	—	—	626	—	3 472	—	4 119
Derivatives	—	—	—	122	198	138	—	458
Trade and other receivables	16 585	1 514	1 947	3 265	21 972	19 942	(58 660)	6 566
Cash and cash equivalents	43	242	8	1 872	4 110	9 768	(5 571)	10 472
Assets classified as held for sale	—	—	—	—	—	133	—	133
Other current assets	—	—	—	—	—	908	—	908
	17 950	1 756	1 955	5 884	26 281	34 364	(64 231)	23 957
Total assets	193 982	89 433	57 387	126 568	74 526	363 158	(656 844)	248 208

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	72 576	38 306	586	89 301	42 352	211 446	(381 990)	72 576
Minority interests	—	—	—	—	—	7 624	—	7 624
	72 576	38 306	586	89 301	42 352	219 070	(381 990)	80 200
Non-current liabilities
Interest-bearing loans and borrowings	102 398	49 230	55 464	25 095	4 131	84 926	(210 607)	110 637
Employee benefits	5	—	—	1 241	—	1 748	—	2 993
Deferred tax liabilities	—	(337)	9	6 528	—	6 907	—	13 107
Derivatives	—	—	—	1	919	17	—	937
Other non-current liabilities	131	—	—	1 012	11	2 573	(18)	3 709
	102 534	48 893	55 473	33 875	5 062	96 171	(210 625)	131 383
Current liabilities
Interest-bearing loans and borrowings	16 718	2 363	479	421	18 949	20 914	(51 994)	7 846
Income tax payables	—	(665)	3	726	8	1 486	—	1 558
Derivatives	—	—	—	31	1 329	97	—	1 457
Trade and other payables	2 033	535	848	2 207	3 274	22 530	(6 665)	24 762
Other current liabilities	121	—	—	5	3 553	2 894	(5 571)	1 002
	18 872	2 233	1 330	3 390	27 113	47 916	(64 230)	36 625
Total equity and liabilities	193 982	89 433	57 387	126 568	74 526	363 158	(656 844)	248 208

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

As at 31 December 2019 Million US dollar	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit from continuing operations	9 171	2 505	58	3 358	1 275	9 661	(16 038)	9 990
Depreciation, amortization and impairment	175	—	—	815	—	3 667	—	4 657
Net finance cost/(income)	320	2 173	(66)	(931)	(369)	2 346	—	3 473
Income tax expense	—	(232)	8	660	1	2 349	—	2 786
Investment income	(9 383)	(3 101)	—	(157)	(891)	(2 506)	16 038	—
Other items	87	—	—	129	—	(103)	—	113
Cash flow from operating activities before changes in working capital and use of provisions	370	1 345	—	3 874	16	15 414	—	21 019
Working capital and provisions	(52)	740	—	4 111	(37)	(5 482)	—	(720)
Cash generated from operations	318	2 085	—	7 985	(21)	9 932	—	20 299
Interest paid, net	(555)	(2 664)	38	(47)	(177)	(522)	—	(3 927)
Dividends received	8 784	—	—	12 939	3	458	(22 024)	160
Income tax paid	(8)	—	(7)	(559)	(8)	(2 554)	—	(3 136)
CASH FLOW FROM OPERATING ACTIVITIES	8 539	(579)	31	20 318	(203)	7 314	(22 024)	13 396
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	(267)	—	—	(500)	—	(4 407)	—	(5 174)
Proceeds from sale of property, plant and equipment and of intangible assets	2	—	—	73	1	244	—	320
Acquisition of subsidiaries, net of cash	—	—	—	(11 376)	222	10 769	—	(385)
Sale of subsidiaries, net of cash disposed of	—	—	—	6	—	127	—	133
Net proceeds from sale/(acquisition) of investment in short-term debt securities	—	—	—	—	—	(9)	—	(9)
Net proceeds from sale/(acquisition) of other assets	—	—	—	(16)	—	(9)	—	(25)
Net repayments/(payments) of loans granted	5 273	(1 742)	10 459	(6 193)	506	7 603	(15 894)	12
Proceeds from assets held for sale	—	—	—	—	—	55	—	55
CASH FLOW FROM INVESTING ACTIVITIES	5 008	(1 742)	10 459	(18 006)	729	14 373	(15 894)	(5 073)
FINANCING ACTIVITIES
Intra-group capital reimbursements	(248)	—	—	—	7 500	(7 252)	—	—
(Purchase)/sale of non-controlling interest	—	—	—	—	—	222	—	222
Proceeds from public offering of minority stake in Budweiser APAC	—	—	—	—	—	5 575	—	5 575
Proceeds from borrowings	21 223	22 264	—	5 033	4 696	19 390	(50 022)	22 584
Payments on borrowings	(32 191)	(19 792)	(10 501)	(9 958)	(4 058)	(20 008)	65 916	(30 592)
Cash net finance (cost)/income other than interests	57	(130)	—	2 713	95	(3 580)	—	(845)
Payment of lease liabilities	—	—	—	(49)	—	(392)	—	(441)
Dividends paid	(4 027)	—	—	(286)	(5 049)	(17 677)	22 024	(5 015)
CASH FLOW FROM FINANCING ACTIVITIES	(15 186)	2 342	(10 501)	(2 547)	3 184	(23 722)	37 918	(8 512)
Net increase/(decrease) in cash and cash equivalents on continuing operations	(1 639)	21	(11)	(235)	3 710	(2 035)	—	(189)
Net increase/(decrease) in cash and cash equivalents on discontinued operations	—	—	—	—	—	539	—	539
Cash and cash equivalents less bank overdrafts at beginning of year	(5 445)	4	29	580	3 486	8 306	—	6 960
Effect of exchange rate fluctuations	(419)	—	—	—	152	126	—	(141)
Cash and cash equivalents less bank overdrafts at end of year	(7 503)	25	18	345	7 348	6 936	—	7 169

As at 31 December 2018 Million US dollar Restated	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit from continuing operations	4 359	348	37	6 293	911	5 110	(11 901)	5 157
Depreciation, amortization and impairment	147	—	—	840	—	3 637	—	4 624
Net finance cost/(income)	209	3 047	(37)	(2 435)	(113)	8 155	—	8 826
Income tax expense	—	(293)	—	718	2	2 158	—	2 585
Investment income	(4 194)	(1 979)	—	(1 502)	(848)	(3 379)	11 902	—
Other items	158	—	—	3	—	(125)	(1)	35
Cash flow from operating activities before changes in working capital and use of provisions	680	1 123	—	3 917	(48)	15 555	—	21 227
Working capital and provisions	182	360	—	(403)	(15)	(230)	96	(10)
Cash generated from operations	862	1 483	—	3 514	(63)	15 325	96	21 217
Interest paid, net	(137)	(2 718)	73	3 999	(190)	(5 129)	(28)	(4 130)
Dividends received	—	—	—	—	—	39	102	141
Income tax paid	—	—	(8)	(616)	(7)	(2 416)	—	(3 047)
CASH FLOW FROM OPERATING ACTIVITIES	725	(1 235)	65	6 897	(260)	7 819	170	14 181
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	(194)	—	—	(857)	—	(3 954)	—	(5 005)
Proceeds from sale of property, plant and equipment and of intangible assets	—	—	—	47	—	390	—	437
Acquisition of subsidiaries, net of cash	(27)	—	—	—	—	(57)	—	(84)
Sale of subsidiaries, net of cash disposed of	127	—	—	—	—	130	—	257
Net proceeds from sale/(acquisition) of investment in short-term debt securities	1 300	—	—	—	—	(4)	—	1 296
Net proceeds from sale/(acquisition) of other assets	—	—	—	13	—	(185)	—	(172)
Net repayments/(payments) of loans granted	29 335	4 599	31 459	(19 654)	3 051	93 436	(142 382)	(156)
Proceeds from SAB transaction-related divestitures	—	—	—	—	—	(330)	—	(330)
Taxes on SAB transaction-related divestitures	—	—	—	—	—	(100)	—	(100)
CASH FLOW FROM INVESTING ACTIVITIES	30 541	4 599	31 459	(20 451)	3 051	89 326	(142 382)	(3 857)
FINANCING ACTIVITIES
(Purchase)/sale of non-controlling interest	—	—	—	—	—	(923)	—	(923)
Proceeds from borrowings	6 337	9 762	9 755	23 483	157	(31 555)	(157)	17 782
Payments on borrowings	(36 673)	(13 367)	(41 259)	(11 169)	—	(62 274)	142 253	(22 489)
Cash net finance (cost)/income other than interests	263	—	—	18	10	(925)	121	(513)
Payment of lease liabilities	—	—	—	(48)	—	(375)	—	(423)
Dividends paid	(6 541)	—	—	—	—	(1 218)	(2)	(7 761)
CASH FLOW FROM FINANCING ACTIVITIES	(36 614)	(3 605)	(31 504)	12 284	166	(97 269)	142 215	(14 327)
Net increase/(decrease) in cash and cash equivalents on continuing operations	(5 348)	(241)	20	(1 270)	2 957	(124)	3	(4 003)
Net increase/(decrease) in cash and cash equivalents on discontinued operations	—	—	—	—	—	755	—	755
Cash and cash equivalents less bank overdrafts at beginning of year	(74)	242	9	1 929	530	7 720	—	10 356
Effect of exchange rate fluctuations	(23)	—	—	(80)	(5)	(40)	—	(148)
Cash and cash equivalents less bank overdrafts at end of year	(5 445)	1	29	579	3 482	8 311	3	6 960

As at 31 December 2017 Million US dollar Restated	Anheuser- Busch InBev SA/NV	Anheuser- Busch InBev Worldwide Inc.	Anheuser- Busch InBev Finance Inc.	Anheuser- Busch Companies, LLC	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit from continuing operations	7 988	2 337	8	7 641	4 749	8 260	(22 377)	8 606
Depreciation, amortization and impairment	128	—	—	884	(78)	3 691	—	4 625
Net finance cost/(income)	819	3 064	(26)	(3 210)	(942)	6 921	—	6 626
Income tax expense	16	(614)	17	(1 506)	177	3 568	—	1 658
Investment income	(8 288)	(3 720)	—	(127)	(4 041)	(6 201)	22 377	—
Other items	126	—	—	(9)	2	(308)	—	(189)
Cash flow from operating activities before changes in working capital and use of provisions	789	1 067	(1)	3 673	(133)	15 931	—	21 326
Working capital and provisions	(283)	869	(4)	(1 319)	109	27	159	(442)
Cash generated from operations	506	1 936	(5)	2 354	(24)	15 958	159	20 884
Interest paid, net	(860)	(3 156)	79	98	245	(6 237)	5 865	(3 966)
Dividends received	2	—	—	76	2	140	(77)	143
Income tax paid	(16)	—	(16)	289	(4)	(2 394)	—	(2 141)
CASH FLOW FROM OPERATING ACTIVITIES	(368)	(1 220)	58	2 817	219	7 467	5 947	14 920
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	(126)	—	—	(625)	91	(4 020)	—	(4 680)
Proceeds from sale of property, plant and equipment and of intangible assets	—	—	—	20	(2)	520	—	538
Acquisition of subsidiaries, net of cash	—	—	—	(419)	113	(265)	—	(571)
Sale of subsidiaries, net of cash disposed of	—	—	—	42	—	(2)	—	40
Net proceeds from sale/(acquisition) of investment in short-term debt securities	4 177	—	—	—	—	160	—	4 337
Net proceeds from sale/(acquisition) of other assets	535	—	—	4	(73)	(743)	—	(277)
Net repayments/(payments) of loans granted	(7 949)	4 996	332	378	4 229	43 231	(45 002)	215
Proceeds from assets held for sale	—	—	—	—	—	15	—	15
Proceeds from SAB transaction-related divestitures	—	—	—	—	—	11 697	—	11 697
Taxes on SAB transaction-related divestitures	—	—	—	(3 449)	—	—	—	(3 449)
CASH FLOW FROM INVESTING ACTIVITIES	(3 363)	4 996	332	(4 049)	4 358	50 593	(45 002)	7 865
FINANCING ACTIVITIES
Intra-group capital reimbursements	18 594	—	—	28	(21 180)	2 558	—	—
(Purchase)/sale of non-controlling interest	—	—	—	—	—	(207)	—	(207)
Proceeds from borrowings	24 604	2 262	1 470	8 152	8 045	(219)	(30 962)	13 352
Payments on borrowings	(20 574)	(5 876)	(1 306)	(6 541)	(12 813)	(46 006)	69 783	(23 333)
Cash net finance (cost)/income other than interests	(463)	—	—	(22)	2 011	(3 024)	—	(1 498)
Payment of lease liabilities	—	—	—	(44)	—	(329)	—	(373)
Dividends paid	(7 992)	(75)	—	—	—	(1 285)	77	(9 275)
CASH FLOW FROM FINANCING ACTIVITIES	14 169	(3 689)	164	1 573	(23 937)	(48 512)	38 898	(21 334)
Net increase/(decrease) in cash and cash equivalents on continuing operations	10 438	87	554	341	(19 360)	9 548	(157)	1 451
Net increase/(decrease) in cash and cash equivalents on discontinued operations	—	—	—	—	—	827	—	827
Cash and cash equivalents less bank overdrafts at beginning of year	(10 244)	155	(617)	1 464	18 376	(739)	—	8 395
Effect of exchange rate fluctuations	(268)	—	72	28	1 583	(1 891)	157	(319)
Cash and cash equivalents less bank overdrafts at end of year	(74)	242	9	1 833	599	7 745	—	10 355

36.	Events after the balance sheet date

None.

37.	AB InBev companies

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2019
ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - C1425BOF - Buenos Aires	61.85
AUSTRALIA
FOSTER’S GROUP PTY LTD – Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
CUB PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
FBG FINANCE PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
FBG TREASURY (AUST) PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
BELGIUM
AB INBEV N.V. – Grand Place 1 - 1000 – Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 – Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 – Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 – Leuven	100.00
INBEV BELGIUM BV/SRL - Industrielaan 21 - 1070 – Brussel	100.00
BOTSWANA
KGALAGADI BREWERIES (PTY) LTD - Plot 20768, Broadhurst industrial estate - Gaborone[1]	31.00
BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca No. 121, Zona Challapampa - La Paz	52.97
BRAZIL
AMBEV S.A. - Rua Dr Renato Paes de Barros, 1017, 3° andar, Itaim Bibi - CEP 04530-001 - São Paulo	61.85
CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 – Toronto	61.85
CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600 - 8700000 – Quilicura	61.85
CHINA
ANHEUSER-BUSCH INBEV (CHINA) SALES CO LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	87.22
ANHEUSER-BUSCH INBEV (WUHAN) BREWERY CO. LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	84.66
ANHEUSER-BUSCH INBEV (FOSHAN) BREWERY CO. LTD. - 1 Budweiser Avenue, Southwest St., Sanshui District - 528132 - Foshan City, Guangdong	87.22
ANHEUSER-BUSCH INBEV HARBIN BREWERY CO. LTD. - 9 HaPi Road Pingfang District - 150066 - Harbin City, Heilongijang Province	87.22
ANHEUSER-BUSCH INBEV (TANGSHAN) BREWERY CO. LTD. - 18, Yingbin Road - 063300 - Tangshan City, Hebei Province	87.22
ANHEUSER-BUSCH INBEV SEDRIN BREWERY CO. LTD. - 660 Gong Ye Road, Hanjiang District - 351111 - Putian City, Fujian Province	87.22

[1]	The group’s shares entitle the holder to twice the voting rights

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2019
ANHEUSER-BUSCH INBEV SEDRIN (ZHANGZHOU) BREWERY CO. LTD. - Lantian Economic District - 363005 - Zhangzhou City, Fujian Province	87.22
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO. LTD. - 159 Qi Xia East Road, Chengguan Town, Tiantai County - 317200 - Taizhou Cithy, Zhejiang Province	87.22
NANCHANG ASIA BREWERY CO. LTD. - 1188 Jinsha Avenue, Economic District - Nanchang City, Jiangxi Province	87.22
SIPING GINSBER DRAFT BEER CO. LTD. - Xianmaquan, Tiedong Area - Siping City, Jilin Province	87.22
ANHEUSER-BUSCH INBEV (NANTONG) BREWERY CO. LTD. - 666 Zhaoxia Road - Nantong City, Jiangsu Province	87.22
ANHEUSER-BUSCH INBEV (SICHUAN) BREWERY CO. LTD. - No. 1, AB InBev Avenue, Cheng Nan Industry Park, Economic Development Area - 641300 - Ziyang City, Sichuan Province	87.22
ANHEUSER-BUSCH INBEV (HENAN) BREWERY CO. LTD. - No. 1 Budweiser Avenue, Industry Park, Tangzhuang Town - 453100 - Weihui City, Henan Province	87.22
INBEV JINLONGQUAN (HUBEI) BREWERY CO. LTD. - 89 Jin Long Quan Avenue - Jingmen City, Hubei Province	52.33
ANHEUSER-BUSCH INBEV (SUQIAN) BREWERY CO. LTD. - No 1 Qujiang Road, Suyu Industry Park - Suqian City, Jiangsu Province	87.22
COLOMBIA
ZX VENTURES COLOMBIA S.A.S. - Carrera 53 A, No 127 - 35 - 110221 – Bogota	100.00
BAVARIA & CIA S.C.A. - Carrera 53 A, No 127 - 35 - 110221 – Bogota	94.90
KOPPS COMERCIAL S.A.S - Carrera 53 A, No 127 - 35 - 110221 – Bogota	100.00
CZECH REPUBLIC
PIVOVAR SAMSON A.S. - V parku 2326/18, Chodov, 148 00 Praha 4	100.00
DOMINICAN REPUBLIC
CERVECERIA NACIONAL DOMINICANA S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 1086 - Santo Domingo[1]	52.42
ECUADOR
CERVECERÍA NACIONAL (CN) SA - Via a daule km 16,5 y calle cobre s/n – Guayaquil, Guayas	95.58
EL SALVADOR
INDUSTRIAS LA CONSTANCIA, SA DE CV - 526 Av. Independencia, San Salvador	100.00
FRANCE
AB INBEV FRANCE S.A.S. - Immeuble Crystal, 38, Place Vauban - C.P. 59110 - La Madeleine	100.00
GERMANY
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 – Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 – Issum	100.00
HAAKE-BECK AG - Am Deich 18/19 - 28199 – Bremen	99.96
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 – Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 – Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 – München	100.00
ANHEUSER-BUSCH INBEV Deutschland GmbH & Co KG - Am Deich 18/19 - 28199 – Bremen	100.00
LOEWENBRAEU AG - Nymphenburger Str. 7 - 80335 – München	100.00
GHANA
ACCRA BREWERY LTD - Farra Avenue 20 1st Floor, Pkf Building, P.O. Box Gp1219 – Accra	60.00
GRAND DUCHY OF LUXEMBOURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 – Diekirch	95.82

[1]	85% owned by Ambev S.A

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2019
HONDURAS
CERVECERÍA HONDUREÑA, SA DE CV - Blvd. Del Norte, Carretera Salida a Puerto Cortes - San Pedro Sula, Cortes	99.00
HONG KONG
BUDWEISER BREWING CO APACT LTD - Flat Room 1823 18F Soundwill Plaza II-Middle Town Hong Kong (SAR)	87.22
INDIA
CROWN BEERS INDIA LIMITED - #8-2-684/A, Road No. 12 - Banjara Hills, Hyderabad 500034 - Andhra Pradesh	100.00
ANHEUSER BUSCH INBEV INDIA LIMITED. - Unit No.301-302, Dynasty Business Park, 3rd Floor - Andheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra	99.60
ITALY
ANHEUSER-BUSCH INBEV ITALIA SPA - Piazza Buffoni 3, 21013 Gallarate	100.00
MEXICO
CERVECERIA MODELO DE MEXICO S. DE R.L. DE C.V - Javier Barros Sierra 555 Piso 3 - Zedec Ed Plaza Santa Fe - 01210 Mexico City	100.00
MOZAMBIQUE
CERVEJAS DE MOÇAMBIQUE SA - Rua do Jardim 1329 - Maputo[1]	49.00
THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA – Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA – Breda	100.00
AB INBEV AFRICA B.V - Ceresstraat 1, 4811 CA – Breda	62.00
AB INBEV BOTSWANA B.V. - Ceresstraat 1, 4811 CA – Breda	62.00
NIGERIA
BEVERAGE MANAGEMENT SOLUTIONS LIMITED LTD. - 58 Akanbi Onitiri Close, Off Eric Moore Road, Surelere – Lagos	50.00
INTERNATIONAL BREWERIES PLC - Lawrence Omole Way, Omi Osoro Road, Imo Ilesha, Osun State[1]	37.50
PANAMA
CERVECERÍA NACIONAL HOLDING SA - Costa del Este Business Park, torre Oeste Piso 2 - Ciudad de Panama	60.00
PARAGUAY
CERVECERIA PARAGUAYA S.A. - Ruta Villeta km 30 N 3045 - 2660 – Ypané	61.85
PERU
COMPANIA CERVECERA AMBEV PERU S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - Lima 15	97.22
UNIÓN DE CERVECERÍAS PERUANAS BACKUS Y JOHNSTON SAA - 3986 Av. Nicolas Ayllon, Ate, Lima 3	93.65
SOUTH AFRICA
SABSA HOLDINGS LTD PUBLIC LIMITED COMPANY - 65 Park Lane, Sandown - 2001 – Johannesburg	100.00
THE SOUTH AFRICAN BREWERIES (PTY) LTD LIMITED BY SHARES - 65 Park Lane, Sandown - 2146 – Johannesburg	91.55
SOUTH KOREA
ORIENTAL BREWERY CO., LTD - 8F, ASEM Tower, 517, Yeongdong-daero, Gangnam-gu, Seoul, 06164, S. Korea	87.22
SWITZERLAND

[1]	The company is consolidated due to the group’s majority shareholdings and ability to control the operations.

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2019
ANHEUSER-BUSCH INBEV PROCUREMENT GMBH GESELLSCHAFT MIT BESCHRÄNKTER HAFTUNG (GMBH) - Suurstoffi 22 – 6343 - Rotkreuz	100.00
TANZANIA
KIBO BREWERIES LTD PRIVATE COMPANY - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District - Dar es Salaam[1]	36.00
UGANDA
NILE BREWERIES LTD - Plot M90 Yusuf Lule Roa, Njeru, Jinja - Eastern Uganda	61.64
UNITED KINGDOM
ABI SAB GROUP HOLDING LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00
ABI UK HOLDINGS 1 LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS – Luton	100.00
AB INBEV UK LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS – Luton	100.00
AB INBEV HOLDINGS LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00
AB INBEV INTERNATIONAL BRANDS LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00
ZX VENTURES LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS – Luton	100.00
UNITED STATES
ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH, LLC – One Busch Place, St. Louis, MO. 63118	100.00
METAL CONTAINER CORPORATION, INC. – One Busch Place, St. Louis, MO. 63118	100.00
ANHEUSER-BUSCH NORTH AMERICAN HOLDING CORPORATION - C/O THE CORPORATION TRUST COMPANY INC. - 1209 Orange Street - DE 19801 – Wilmington	100.00
URUGUAY
CERVECERIA Y MALTERIA PAYSANDU S.A. - Cesar Cortinas, 2037 - C.P. 11500 – Montevideo	61.85
VIETNAM
ANHEUSER-BUSCH INBEV VIETNAM BREWERY COMPANY LIMITED/No.2 VSIP II-A, Street no. 28, Vietnam - Singapore II-A Industrial Park, Tan Uyen District, Binh Duong Province	87.22
ZAMBIA
ZAMBIAN BREWERIES PLC - Mungwi Road, Plot Number 6438, Lusaka	54.00

LIST OF MOST IMPORTANT ASSOCIATES AND JOINT VENTURES

Name and registered office of associates and joint ventures	% of economic interest as at 31 december 2019
FRANCE
SOCIÉTÉ DES BRASSERIES ET GLACIÈRES INTERNATIONALES SA - 49 Rue François 1er, Paris	20.00
GIBRALTAR
BIH BRASSERIES INTERNATIONALES HOLDING LTD - CC Building, 10th Floor, Main Street	20.00
BIH BRASSERIES INTERNATIONALES HOLDING (ANGOLA) LTD - Suite 10/3, International Commercial Centre, 2A Main Street	27.00
TURKEY
ANADOLU EFES BIRACILIK VE MALT SANAYII AS - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00
ZIMBABWE
DELTA CORPORATION LTD - Sable house, P.O. Box BW 343, Northridge Close, Borrowdale, Harare	25.00
RUSSIA
AB INBEV EFES - 28 Moscovskaya Street, Moscow region - 141607 – Klin	50.00