Form 20-F
period 2020-12-31
Anheuser-Busch InBev SA/NV
filed 2021-03-19
CIK 1668717

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission File No.: 001-37911

Anheuser-Busch InBev SA/NV

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Belgium

(Jurisdiction of incorporation or organization)

Brouwerijplein 1,

3000 Leuven, Belgium

(Address of principal executive offices)

John Blood

Chief Legal and Corporate Affairs Officer and Company Secretary

Brouwerijplein 1,

3000 Leuven, Belgium

Telephone No.: + 32 16 27 61 11

Email: Corporategovernance@ab-inbev.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary shares without nominal value		New York Stock Exchange*
American Depositary Shares, each representing one ordinary share without nominal value	BUD	New York Stock Exchange
6.375% Notes due 2040 (issued January 2010)	BUD40	New York Stock Exchange
8.200% Notes due 2039 (issued March 2011)	BUD39	New York Stock Exchange
3.750% Notes due 2042 (issued July 2012)	BUD42A	New York Stock Exchange
4.000% Notes due 2043 (issued January 2013)	BUD/43	New York Stock Exchange
4.625% Notes due 2044 (issued January 2014)	BUD/44	New York Stock Exchange
3.650% Notes due 2026 (issued January 2016)	BUD/26	New York Stock Exchange
4.700% Notes due 2036 (issued January 2016)	BUD/36	New York Stock Exchange
4.900% Notes due 2046 (issued January 2016)	BUD/46	New York Stock Exchange
4.950% Notes due 2042 (issued December 2016)	BUD/42	New York Stock Exchange
6.625% Notes due 2033 (issued December 2016)	BUD/33	New York Stock Exchange
5.875% Notes due 2035 (issued December 2016)	BUD/35	New York Stock Exchange
4.439% Notes due 2048 (issued August 2017)	BUD/48	New York Stock Exchange
4.000% Notes due 2028 (issued April 2018)	BUD/28	New York Stock Exchange
4.375% Notes due 2038 (issued April 2018)	BUD/38	New York Stock Exchange
4.600% Notes due 2048 (issued April 2018)	BUD/48A	New York Stock Exchange
4.750% Notes due 2058 (issued April 2018)	BUD/58	New York Stock Exchange
Floating Rate Notes due 2024 (issued April 2018)	BUD24A	New York Stock Exchange
4.150% Notes due 2025 (issued January 2019)	BUD/25	New York Stock Exchange
4.750% Notes due 2029 (issued January 2019)	BUD/29	New York Stock Exchange
4.900% Notes due 2031 (issued January 2019)	BUD/31	New York Stock Exchange
5.450% Notes due 2039 (issued January 2019)	BUD/39A	New York Stock Exchange
5.550% Notes due 2049 (issued January 2019)	BUD/49	New York Stock Exchange
5.800% Notes due 2059 (issued January 2019)	BUD/59	New York Stock Exchange
4.900% Notes due 2046 (issued May 2019)	BUD/46A	New York Stock Exchange
4.700% Notes due 2036 (issued May 2019)	BUD/36A	New York Stock Exchange
3.650% Notes due 2026 (issued May 2019)	BUD/26A	New York Stock Exchange
3.500% Notes due 2030 (issued April 2020)	BUD/30	New York Stock Exchange
4.350% Notes due 2040 (issued April 2020)	BUD/40	New York Stock Exchange
4.500% Notes due 2050 (issued April 2020)	BUD/50	New York Stock Exchange
4.600% Notes due 2060 (issued April 2020)	BUD/60	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

-iii-

GENERAL INFORMATION

In this annual report on Form 20-F (“Form 20-F”) references to:

•

“AB InBev,” “we,” “us” and “our” are, as the context requires, to Anheuser-Busch InBev SA/NV (formerly Newbelco SA/NV) or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV and consolidated into our results, including to the predecessor Anheuser-Busch InBev SA/NV or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV prior to the completion of the combination with SAB on 10 October 2016;

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

-iv-

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

Unless otherwise specified, volumes, as used in this Form 20-F, include beer, beyond beer and non-beer (primarily carbonated soft drinks) volumes. In addition, unless otherwise specified, our volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor, and third-party products that we sell through our distribution network, particularly in Western Europe. Our volume figures in this Form 20-F reflect 100% of the volumes of entities that we fully consolidate in our financial reporting and a proportionate share of the volumes of entities that we proportionately consolidate in our financial reporting, but do not include volumes of our associates, joint ventures or non-consolidated entities.

On 31 December 2020, we completed the issuance of a 49.9% minority stake in our US-based metal container operations to Apollo Global Management, Inc. for net proceeds of USD 3.0 billion. We retained operational control of our US-based metal container operations. As required by IFRS 10 Consolidated Financial Statements, the transaction was reported in our consolidated statement of changes in equity.

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

Effective 30 September 2019, following the announcement on 19 July 2019 of the agreement to divest Carlton & United Breweries (“CUB” or “Australian operations”), our Australian subsidiary, to Asahi Group Holdings, Ltd. (“Asahi”), we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020. Consequently, the 2018 consolidated results have been restated as if the classification had been applied as of 1 January 2018 to exclude the results of the Australian operations. The transaction closed on 1 June 2020.

The financial information for 2018 included in this Form 20-F has been restated to reflect the classification of the Australian operations as discontinued operations, the impact of adoption of IFRS 16 under the full retrospective application and the segment changes referenced above.

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

-v-

See “Item 5. Operating and Financial Review—B. Significant Accounting Policies—Summary of Changes in Accounting Policies” for further information on how our accounting policies changed in 2020.

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

•	the effects of the COVID-19 pandemic and uncertainties about its impact and duration;

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

-vi-

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

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

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in this annual report that are not historical; and

•	our success in managing the risks involved in the foregoing

-vii-

Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

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

-viii-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B. ADVISERS

Not applicable.

C. AUDITORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A. A. OFFER STATISTICS

Not applicable.

B. METHOD AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected historical financial information presented below as of 31 December 2020, 2019, 2018, 2017, and 2016, and for the five years ended 31 December 2020, has been derived from our audited consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Our financial statements presentation and reporting currency is the U.S. dollar. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2020 and 2019 and for the three years ended 31 December 2020 have been included in this Form 20-F.

	2020	2019	2018	2017	2016
	(USD Million)
Income Statement Data
Revenue(1)	46,881	52,329	53,041	54,859	45,517
Profit from operations	9,620	16,098	16,414	16,460	12,882
Profit from continuing operations	147	9,990	5,157	8,606	2,721
Profit of the period	2,202	10,414	5,688	9,166	2,769
Profit attributable to our equity holders	1,405	9,171	4,370	7,990	1,241
Weighted average number of Ordinary and Restricted Shares (million shares)(2)	1,998	1,984	1,975	1,971	1,717

	2020	2019	2018	2017	2016
	(USD Million)
Diluted weighted average number of Ordinary and Restricted Shares (million shares)(3)	2,037	2,026	2,011	2,010	1,755
Basic earnings per share (USD)(4)	0.70	4.62	2.21	4.05	0.72
Basic earnings per share from continuing operations (USD)(4)	(0.33)	4.41	1.94	3.77	0.69
Diluted earnings per share (USD)(5)	0.69	4.53	2.17	3.98	0.71
Dividends per share (USD)	0.61	2.02	2.05	4.33	3.85
Dividends per share (EUR)	0.50	1.30	1.80	3.60	3.60

Financial Position Data
Total assets	226,410	236,648	233,868	248,208	258,381
Equity	78,351	84,553	71,889	80,200	81,425
Equity attributable to our equity holders	68,024	75,722	64,485	72,576	71,339
Issued capital	1,736	1,736	1,736	1,736	1,736

Other Data
Volumes (million hectoliters)	531	561	560	605	500

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

(8)

The financial information for 2018 and 2017 has been restated to reflect the impact of adoption of IFRS 16 Leases on 1 January 2019 in accordance with the full retrospective application and the classification of the Australian operations as discontinued operations. The financial information for 2016 has not been restated to reflect these changes. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review—B. Significant Accounting Policies.”

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

SUMMARY OF RISK FACTORS

Risks relating to us and our activities

1.	Financial Risks

•	Our business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic.

•

We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis (including as a result of the COVID-19 pandemic), which could adversely affect the demand for our products and adversely affect the market price of our Ordinary Shares and ADSs.

•	Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.

•

We may not be able to obtain the necessary funding for our future needs and may face financial risks due to our level of debt, uncertain market conditions and potential downgrading of our credit ratings.

•	Our results could be negatively affected by increasing interest rates or by the future discontinuance of certain interest rate benchmarks.

•	The ability of our subsidiaries to distribute cash upstream may be subject to various limitations.

2.	Risks relating to our business activities and industry

•	Changes in the availability or price of raw materials, commodities, energy and water could have an adverse effect on our results of operations.

•

Certain of our operations depend on independent distributors or wholesalers to sell our products, and we may be unable to replace distributors or acquire interests in wholesalers or distributors. In addition, we may be adversely impacted by the consolidation of retailers.

•	We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.

3.	Risks relating to our corporate structure, acquisitions and investments

•	We may be unable to influence our associates in which we have minority investments.

•	We may have a conflict of interest with our majority-owned subsidiaries and we may not be able to resolve such conflict on terms favorable to us.

•

We may be unsuccessful in identifying suitable acquisition targets or business partners or implementing our acquisitions, divestitures, investments or alliances, which may negatively impact our growth strategy.

•	An inability to reduce costs could affect our profitability.

•	Our failure to satisfy our obligations under the SAB settlement agreement could adversely affect our financial condition and results of operations.

4.	Market Risks

•	We are exposed to developing market risks, including risks of devaluation, nationalization and inflation.

•	Competition and changing consumer preferences could adversely affect our profitability.

5.	Legal and Regulatory Risks

•	If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other associated liabilities.

•	Negative publicity, perceived health risks, failure to provide safe working environments and associated government regulation may harm our business.

•	We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations.

•	We are exposed to the risk of litigation, claims and disputes, which may cause us to pay significant damage awards and incur other costs.

•	We may be subject to adverse changes in taxation and other tax-related risks.

•

We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, in connection with our previous acquisitions, various regulatory authorities have previously imposed conditions with which we are required to comply.

•	If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could become subject to regulatory sanctions and adverse press coverage.

•

Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

•

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

7.	Brand and Intellectual Property Risks

•	We rely on the reputation of our brands and our marketing efforts may be restricted by regulations.

•	We may not be able to protect our intellectual property rights, and our ability to compete effectively may be harmed if our intellectual property rights are infringed by third parties.

•	An impairment of goodwill or other intangible assets would adversely affect our financial condition.

6.	Other risks related to our business

•	Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations.

•	We are exposed to labor strikes and disputes that could lead to a negative impact on our costs and production level.

•	Information technology failures could damage our reputation and we could suffer a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.

•	If we fail to comply with personal data protection laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business.

8.	General Risks

•	We may not be able to recruit or retain key personnel.

•	Natural and other disasters could disrupt our operations.

•	Our insurance coverage may not be sufficient.

Risks Related to Our Ordinary Shares and American Depositary Shares

•	The market price of our Ordinary Shares and ADSs may be volatile.

•	Our largest shareholder may use its significant interest to take actions not supported by our other shareholders.

•	We may be unable to pay dividends.

•	Fluctuations in the exchange rate between the euro, the South African rand, the Mexican peso and the U.S. dollar may increase the risk of holding our ADSs and Ordinary Shares.

•	Future equity issuances may dilute the holdings of current shareholders or ADS holders and could materially affect the market price of our Ordinary Shares or ADSs.

•	Investors may suffer dilution if they are not able to participate in equity offerings, and our ADS holders may not receive any value for rights that we may grant.

•	ADS holders may not be able to exercise their right to vote the shares underlying our ADSs

•	ADS holders may be subject to limitations on the transfer of their ADSs or the withdrawal of the underlying Ordinary Shares from the deposit facility.

•	Shareholders may not enjoy under Belgian corporate law and our articles of association certain of the rights and protections generally afforded to shareholders of U.S. companies.

•	As a “foreign private issuer” in the United States, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC.

•	It may be difficult for investors outside Belgium to serve process on or enforce foreign judgments against us.

Risks relating to us and our activities

1.	Financial Risks

Our business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic.

Our business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. The public health crisis caused by the COVID-19 pandemic, as well as measures taken in response to contain or mitigate the pandemic, have had, and we expect will continue to have, certain negative impacts on our business including, without limitation, the following:

•

We have experienced disruptions to our ability to operate our production facilities in some countries, and in the future, we may experience further disruption to our ability to operate our production facilities or distribution operations as a result of regulatory restrictions, safety protocols, social distancing requirements and heightened sanitation measures. In addition, although at this time we have not experienced    any material disruption to our supply chain, we may experience delays in deliveries of key supplies or disruptions to our distribution operations. Any sustained interruption in our operations or our business partners’ operations, distribution network or supply chain, or any significant continuous shortage of raw materials or other supplies could impact our ability to make, manufacture, distribute or sell our products or may result in an increase in our costs of production and distribution.

•

Sales of our products in the on-premise channel have been significantly impacted by the implementation of social distancing and lockdown measures in most of our markets, including the closure of bars, clubs and restaurants and restrictions on sporting events, music festivals and similar events. Although sales in the on-premise channel have begun to improve as a result of the easing of social distancing and lockdown measures in many of these markets, such improvements may be impacted by the implementation of restrictions in certain markets. Any future outbreak or recurrence of COVID-19 cases in other markets that are currently in the process of easing social distancing and lock down measures may similarly result in the re-implementation of such measures and a further negative impact on our sales. Furthermore, if the COVID-19 pandemic intensifies and expands geographically or in duration, its negative impacts on our sales could be more prolonged and may become more severe. While we have experienced increased sales in the off-premise channel in certain markets since the outbreak, such increased volumes may not continue in the longer term and may not offset the pressure we are experiencing in the on-premise channel.

•

Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Deteriorating economic and political conditions in many of our major markets affected by the COVID-19 pandemic, such as increased unemployment, decreases in disposable income, declines in consumer confidence, or economic slowdowns or recessions, could cause a further decrease in demand for our products. Furthermore, even as governmental restrictions are lifted and economies gradually reopen in many of our major markets, the ongoing economic impacts and health concerns associated with the COVID-19 pandemic may continue to affect consumer behavior, spending levels and consumption preferences

•

The impact of the COVID-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access, or costs of, capital or borrowings, our business, our liquidity, our net debt to EBITDA ratio, credit ratings, results of operations and financial condition.

•

Compliance with governmental measures imposed in response to the COVID-19 pandemic has caused and may continue to cause us to incur additional costs, and any inability to comply with such measures can subject us to restrictions on our business activities, fines, and other penalties, any of which can adversely affect our business. In addition, responses to the COVID-19 pandemic may result in both short-term and long-term changes to fiscal and tax policies in impacted jurisdictions, including increases in tax rates.

Any of the negative impacts of the COVID-19 pandemic, including those described above, alone or in combination with others, may have a material adverse effect on our results of operations, financial condition and cash flows. The full extent to which the COVID-19 pandemic will negatively affect our business, financial condition, cash flows and operating results will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis (including as a result of the COVID-19 pandemic), which could adversely affect the demand for our products and adversely affect the market price of our Ordinary Shares and ADSs.

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

Capital and credit market volatility, such as that experienced in recent years, may result in downward pressure on stock prices and the credit capacity of issuers. Potential changes in social, political, regulatory and economic conditions in the U.S. and the European Union, including as a result of the United Kingdom’s exit from the European Union and changes in policies governing foreign trade and imports, may be significant drivers of capital and credit market volatility. The COVID-19 pandemic has resulted in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our Ordinary Shares and our ADSs.

Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.

Although we report our consolidated results in U.S. dollars, in 2020, we derived 68.1% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for our reporting purposes, as we cannot hedge against translational exposures. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

During 2020, several currencies, such as the Brazilian real, the Colombian peso, the Mexican peso, the Peruvian sol and the South African rand, depreciated against the U.S. dollar while the Euro strengthened against the U.S. dollar. Our total consolidated revenue was USD 46.9 billion for the year ended 31 December 2020, a decrease of USD 5.4 billion compared to the year ended 31 December 2019. The negative impact of unfavorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2020 was USD 3.4 billion, primarily as a result of the impact of the currencies listed above.

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29 Financial Reporting in Hyperinflationary Economies), requiring us to restate the results of our operations for the years ended 31 December 2020 and 2019 in hyperinflationary economies for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina. See “—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Foreign Currency.”

Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our results of operations and profitability. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2020 Compared to the Year Ended 31 December 2019” for further details on the impact of currency translation effects on our results of operations.

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

Much of our debt is denominated in U.S. dollars, while a significant portion of our cash flows is denominated in currencies other than the U.S. dollar. From time to time we enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of our liabilities to our cash flows could result in increased costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 29 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020, for further details on our approach to hedging commodity price and foreign currency risk.

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

Following the combination with SAB, the portion of our consolidated balance sheet represented by debt is significantly higher as compared to our historical position and we expect it to remain so for some time. To fund the combination with SAB, we entered into, among others, the following transactions:

•	in January 2016, our subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI”) issued bonds in debt capital markets offerings resulting in aggregate net proceeds of approximately USD 47.0 billion; and

•	in March 2016, we issued bonds in a debt capital markets offering under our Euro Medium-Term Notes Programme (“EMTN Programme”) resulting in aggregate net proceeds of approximately EUR 13.1 billion.

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

In addition, ratings agencies may downgrade our credit ratings below their current levels, including as a result of the incurrence of financial indebtedness related to the combination with SAB. In October 2018, Moody’s Investors Service placed AB InBev’s A3 senior unsecured ratings on review to downgrade, citing downward rating pressure due to high financial leverage and our slow path to deleveraging following the October 2016 acquisition of SAB. In December 2018, Moody’s Investors Service concluded its ratings review and assigned a definitive rating of Baa1 (stable outlook) to AB InBev’s long-term debt obligations. As of the date of this Form 20-F, our credit rating from Standard & Poor’s (“S&P”) Global Ratings was BBB+ for long-term obligations and A-2 for short-term obligations, with a negative outlook, and our credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Any credit rating downgrade could materially adversely affect our ability to finance our ongoing operations and our ability to refinance the debt incurred to fund the combination with SAB, including by increasing our cost of borrowing and significantly harming our financial condition, results of operations and profitability, including our ability to refinance our other existing indebtedness.

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

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2020, after certain hedging and fair value adjustments, USD 6.5 billion, or 6.6%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 92.1 billion, or 93.4%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the Brazilian real, the Canadian dollar, the euro, the pound sterling and the South Korean won. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 29 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 for further details on our approach, currency and interest rate risk.

In addition, our variable rate indebtedness and interest rate swap agreements may use the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”), or other benchmarks as a reference for establishing the interest rate. The United Kingdom Financial Conduct Authority (“FCA”) has confirmed the end of 2021 deadline for transitioning away from LIBOR for most currencies. The FCA has announced that one week and two month USD LIBOR settings will cease by the end of 2021 and the remaining USD LIBOR settings will cease by the end of June 2023. Separately, the euro risk free-rate working group for the euro area has published a set of guiding principles and high level recommendations for fallback provisions in, amongst other things, new euro denominated cash products (including bonds) referencing EURIBOR. The guiding principles indicate, among other things, that continuing to reference EURIBOR in relevant contracts (without robust fallback provisions) may increase the risk to the euro area financial system.

At this time, it is not possible to predict the effect of any establishment of alternative reference rates or any other reforms to LIBOR and EURIBOR. Uncertainty as to the nature of such alternative reference rates or other reforms may adversely affect the trading market for LIBOR-linked securities. The elimination of benchmarks, such as LIBOR, the establishment of alternative reference rates or changes in the manner of administration of a benchmark could also require adjustments to the terms of our benchmark-linked securities, and may result in other consequences such as market volatility or disruption and an increase in the cost of our variable rate indebtedness.

The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies, and may be restricted by applicable laws and accounting principles. In particular, 24.3% (USD 11.4 billion) of our total revenue of USD 46.9 billion in 2020 came from our Brazilian listed subsidiary, Ambev, which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. Furthermore, 11.9% (USD 5.6 billion) of our total revenue of USD 46.9 billion in 2020 came from our Asia Pacific listed subsidiary, Budweiser Brewing Company APAC Limited (“Budweiser APAC”), which, since September 2019, is not wholly owned and is listed on the Hong Kong Stock Exchange. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. If we are not able to obtain sufficient cash flows from our domestic and foreign subsidiaries and affiliated companies, this could adversely impact our ability to pay dividends, and otherwise negatively impact our business, results of operations and financial condition. See “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Transfers from Subsidiaries” for further information in this respect.

2.	Risks relating to our business activities and industry

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

3.	Risks relating to our corporate structure, acquisitions and investments

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

On 1 June 2020, we completed the sale of our Australia business (Carlton & United Breweries) to Asahi for AUD 16.0 billion, resulting in net proceeds of USD 10.8 billion.

In addition, after completion of any transaction in the future, we would be required to integrate the acquired companies, businesses or operations into our existing operations. There is a risk that such integration will not be successful or will involve greater costs or result in fewer synergies than expected. Such transactions may also involve the assumption of certain actual or potential, known or unknown liabilities, which may have a potential impact on our financial risk profile. These risks and limitations may limit our ability to implement our global strategy and our ability to achieve or maintain future business growth.

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

We entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB on 20 July 2016. As part of this consent decree, we agreed, among other things, (i) not to acquire control of a distributor if doing so would result in more than 10% of our U.S. annual volume being distributed through majority-owned distributorships in the U.S. and (ii) to notify the U.S. Department of Justice at least 30 days prior to the consummation of any acquisition of a beer brewer, importer, distributor or brand owner deriving more than USD 7.5 million in annual gross revenue from beer sold for further resale in the United States or from license fees generated by such sales, subject to certain exceptions. The consent decree was approved and entered by the U.S. federal district court in the District of Columbia on 22 October 2018. Unless the court grants an extension, the consent decree will expire on 20 July 2026 (ten (10) years after the U.S. Department of Justice filed its complaint); however, the consent decree may be terminated at any time after 22 October 2023 upon notice by the U.S. Department of Justice to the court that continuation of the consent decree is no longer necessary or in the public interest. Our compliance with our obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. Were we to fail to fulfill our obligations under the settlement, whether intentionally or inadvertently, we could be subject to monetary fines or other penalties. Our obligations under the settlement agreement may also adversely impact our U.S. operations.

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

4.	Market Risks

We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.

A substantial proportion of our operations are carried out in developing markets, representing approximately 55.2% of our 2020 revenue, which include Argentina, Bolivia, Brazil, China, Colombia, Dominican Republic, Ecuador, El Salvador, Honduras, India, Mexico, Mozambique, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Vietnam and Zambia.

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

5.	Legal and Regulatory Risks

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

In recent years, there has been public and political attention directed at the soft drinks and alcoholic beverage industries. This attention is the result of a rising health and well-being trend.

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

Negative publicity and campaigns by activists, whether or not warranted, connecting us, our supply chain or our business partners with workplace and human rights issues, whether actual or perceived, could adversely impact our corporate image and reputation and may cause our business to suffer. We have adopted policies making a number of commitments to respect human rights, including our commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. Allegations, even if untrue, that we are not respecting our commitments or actual or perceived failure by our suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect our overall reputation and corporate brand image. Our operations in developing and growth markets subject us to a greater risk of negative publicity arising from environmental issues, labor rights and local work conditions.

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

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” and note 32 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020, for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

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

Taxation on our products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes (such as value-added tax (“VAT”)). In many jurisdictions, these taxes make up a large proportion of the cost of beer charged to consumers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins. These increases also adversely affect the affordability of our products and our profitability. In recent years, Brazil, South Africa, Singapore, Peru and Argentina, among others, increased beer excise taxes. Tax increases can result in significant price increases and have a significant impact on our sales of beer. See “—Negative publicity, perceived health risks, failure to provide safe working environments and associated government regulation may harm our business.”

In addition to excise taxes, additional charges may be levied in relation to tax stamps and other forms of fiscal marking. In the last year, we have seen a strong pressure to introduce costly and ineffective fiscal marking systems in several African markets. The cost of these marking schemes could adversely affect our businesses in the relevant countries (including their profitability).

In addition to excise and other indirect duties, we are subject to income and other taxes in the countries in which we operate. There can be no assurance that the operations of our breweries and other facilities will not become subject to increased taxation by local, national or foreign authorities or that we and our subsidiaries will not become subject to higher corporate income tax rates or to new or modified taxation regulations and requirements. For a discussion of the risk of increased tax rates as a result of the COVID-19 pandemic, please see “—Our business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic”.

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

We operate our business and market our products in markets that, as a result of political, societal and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present us with political, economic and operational risks. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international laws and regulations applicable to our business, there is a risk that management, employees or other representatives of our subsidiaries, affiliates, associates, joint ventures or other business interests may take actions that violate applicable anti-corruption laws and regulations, including applicable laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act and Brazilian Federal Law No. 12,846/13 (an anti-bribery statute that took effect in January 2014). Such actions could expose us to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with misconduct under these laws and regulations, even if unwarranted or baseless, could damage our reputation and sales.

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

As a global brewer, we also operate our business and market our products in countries that may be subject to export control regulations, embargoes, economic sanctions and other forms of trade restrictions imposed by the United States, the European Union, the United Nations and other participants in the international community. For example, we indirectly own, through AB InBev Efes, our combined company with Anadolu Efes, subsidiaries in Russia and Ukraine. We do not sell directly into the Crimea region but are aware that indirect shipments may occur. In addition, certain of our associates also operate their business and market their products in countries subject to trade restrictions. For example, Anadolu Efes has an indirect interest in a Syrian soft drinks bottler. Furthermore, our subsidiary Ambev operates a joint venture in Cuba with the Government of Cuba. See “—Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operation in Cuba may adversely affect our reputation and the liquidity and value of our securities.”

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

A subsidiary of our subsidiary Ambev owns a 50% equity interest in Cervecería Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, we indirectly own, through our subsidiary Ambev, a 50% equity interest in Cervecería Bucanero S.A. The other 50% equity interest is owned by the Government of Cuba. Cervecería Bucanero S.A. is operated as a joint venture in which Ambev appoints the general manager. Cervecería Bucanero S.A.’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our non-U.S. subsidiaries. In 2020, Cervecería Bucanero S.A. sold 0.9 million hectoliters of beer, representing about 0.2% of our global volume of 531 million hectoliters for the year. Although Cervecería Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).

In January 2021, the former Trump Administration identified Cuba as a state sponsor of terrorism. The U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions based on U.S. foreign policy towards Cuba. Although our operations in Cuba through our subsidiary Ambev are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the identification of Cuba as a target of U.S. economic and trade sanctions. In addition, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Separately, Title IV of the Helms-Burton Act authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Although Title III of the Helms-Burton Act has been suspended by discretionary presidential action since its inception in 1996, on 2 May 2019, the former Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government. Since 2 May 2019, as a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. Given the unprecedented activation of Title III of the Helms-Burton Act, there is substantial uncertainty as to how the statute will be interpreted by U.S. courts. In 2009, AB InBev received notice of a claim purporting to be made under the Helms- Burton Act relating to the use of a trademark by Cervecería Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by AB InBev through its former ownership and management of Cervecería Bucanero S.A. It remains uncertain how the activation of Title III of the Helms-Burton Act will impact our U.S. litigation exposure with respect to this notice of claim.

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

In addition, on 18 December 2020, the Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted in the United States, which, among other things, requires the U.S. Securities and Exchange Commission (the “SEC”) to prohibit securities of any foreign companies from being listed on a U.S. securities exchange or over-the-counter market if such company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The Board of Supervisors of Company Auditors (the “CTR”) in Belgium has announced that it is in the process of negotiating a cooperation agreement with the PCAOB, which, once finalized, will enable the PCAOB to initiate joint inspections of Belgian accounting firms with the CTR. Signing of the cooperation agreement with the PCAOB is expected to take place in the first half of 2021, and is contingent upon the European Data Protection Board and Belgian Data Protection Authority’s approval of certain data protection protocols contained in the agreement.

6.	Brand and Intellectual Property Risks

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

Although we have endeavored to take appropriate action to protect our portfolio of intellectual property rights (including patent applications, trademark registration, domain names and ongoing enforcement actions), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. Moreover, some of the countries in which we operate offer less effective intellectual property protection than is available in Europe or the United States. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition and, in particular, on our ability to develop our business.

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

The COVID-19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which we operate, which was viewed as a triggering event for impairment testing. Consequently, we conducted an impairment test during the second quarter of 2020 for cash-generating units in Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific. Based upon the results of the impairment test, under the worst case scenario ran with higher discount rates to factor the heightened business risk, we recorded an impairment of goodwill of USD 1.5 billion for the South Africa cash-generating unit and USD 1.0 billion for the Rest of Africa cash-generating unit applying a 30% probability of occurrence. For more information on the interim impairment test, please see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Goodwill Impairment.”

We did not recognize any additional impairment of goodwill based on the results of the annual impairment testing conducted in the fourth quarter of 2020. As of 31 December 2020, our total goodwill amounted to USD 121.0 billion and our intangible assets with indefinite useful lives amounted to USD 39.4 billion. However, if the adverse economic impacts of the COVID-19 pandemic continue or our businesses do not develop as expected, we may be required to record future goodwill impairment charges which could have an adverse effect on our results of operations and financial conditions.

7.	Other risks related to our business

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

Our reporting is guided by frameworks such as the Global Reporting Initiative (GRI) Standards, the United Nations (UN) Sustainable Development Goals (SDGs), the Sustainability Accounting Standards Board (SASB), the UN Guiding Principles reporting framework and the Task Force on Climate-related Financial Disclosure (TCFD). We also participate in external programs such as CDP, a global disclosure system. We are required to report greenhouse gas emissions, energy data and other related information to a variety of entities, and to comply with the wider obligations of the European Union Emissions Trading Scheme. If we are unable to measure, track and disclose information accurately and in a timely manner, we could be subject to civil penalties for non-compliance in the various European Union member states in which we operate. In addition, the need for us to comply with the European Union Emissions Trading Scheme could result in increased operational costs if we are unable to meet our compliance obligations and exceed our emission allocations.

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

Our United States organization has approximately 5,300 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the International Brotherhood of Teamsters. Our current agreement with Teamsters will expire on 29 February 2024.

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

While we continue to invest in new technology monitoring and cyberattack prevention systems, no commercial or government entity can be entirely free of vulnerability to attack or compromise given how rapidly and unpredictably techniques evolve to obtain unauthorized access or disable or degrade service. During the normal course of business, we have experienced and continue to expect to experience attempted breaches of our technology systems and networks from time to time. In 2020, as in previous years, we experienced several attempted breaches of our technology systems and networks. None of the attempted breaches of our systems (as a result of cyberattacks, security breaches or similar events) had a material impact on our business or operations or resulted in known material unauthorized access to our data or our customers’ data.

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

8.	General Risks

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

Our business and operating results could be negatively impacted by natural, social, technical or physical risks such as a widespread health emergency such as the COVID-19 pandemic (or concerns over the possibility of such an emergency), earthquakes, hurricanes, typhoons, flooding, fire, water scarcity, power loss, loss of water supply, telecommunications and information technology system failures, cyberattacks, labor disputes, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

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

•

the conversion of Restricted Shares into Ordinary Shares, the Restricted Shares becoming so convertible after 10 October 2021, subject to certain limited exceptions (see “Item 10—Additional Information—B. Memorandum and Articles of Association and Other Share Information—Form and Transferability of Our Shares—Restricted Shares—Conversion into Ordinary Shares”);

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

Furthermore, we have entered into a series of derivative contracts on our own shares to hedge (1) the risk arising from certain share-based payment programs, (2) the deferred share instrument related to the Grupo Modelo combination and (3) some share-based payments in connection with the acquisition of SAB. Most of these derivative instruments could not qualify for hedge accounting and thus changes in the fair value of the hedges are recognized in our profit or loss account for the period. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Market Risk, Hedging and Financial Instruments — Equity Price Risk”. As we currently hedge the exposure for an equivalent of 100.5 million of our shares, a significant change in our share price will have a significant impact on our profit or loss account.

Our largest shareholder may use its significant interest to take actions not supported by our other shareholders.

As of 31 December 2020, our largest shareholder, Stichting Anheuser-Busch InBev (the “Stichting”), owned 33.62% of our voting rights (and the Stichting and certain other entities acting in concert with it (within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and/or the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE (the “Belgian Law of 2 May 2007 on the notification of significant shareholdings”)) held, in aggregate, 42.91% of our voting rights), based on the number of shares outstanding on 31 December 2020, excluding the 46,992,567 treasury shares held by us and certain of our subsidiaries (including approximately 5.4 million1 treasury shares required to settle our obligations under Zenzele schemes) (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 5. Operating and Financial Review —H. Contractual Obligations and Contingencies”). In accordance with our articles of association, the Stichting has the ability to effectively control the election of a majority of our board of directors, as a result of which, under Belgian law, the Stichting has control of us. The Stichting is also able to have a significant influence on the outcome of corporate actions requiring shareholder approval, including mergers, share capital increases and other extraordinary items. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect.

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

We may be unable to pay dividends.

As a general matter, we cannot guarantee that we will pay dividends in the future. The payment of dividends will depend on factors such as our business outlook, cash flow requirements and financial performance, the state of the market and the general economic climate (including the impact of the COVID-19 pandemic) and other factors, including tax and other regulatory considerations. In particular, in light of the increased debt that resulted from completion of the combination with SAB, deleveraging remains a priority and may restrict the amount of dividends we are able to pay. In addition, we must, under Belgian law and our articles of association, before we proceed with any dividend payment, allocate an amount equal to 5% of our annual net profit on an unconsolidated basis to a legal reserve in our unconsolidated financial statements until the reserve reaches 10% of our share capital, in accordance with Belgian accounting principles.

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

[1]	Calculated assuming our closing share price of EUR 57.01 per share and an exchange rate of ZAR 18.021914 to EUR 1.00 as at 31 December 2020.

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

We entered into a registration rights agreement requiring us to, in certain circumstances, register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all registrable shares held by the holders of Restricted Shares (the “Restricted Shareholders”) any time after 10 October 2021, the fifth anniversary of the completion of the combination with SAB, at which point the Restricted Shares will become eligible for conversion into Ordinary Shares at the option of the Restricted Shareholder. Although the Restricted Shares are generally subject to certain holdback and suspension periods until 10 October 2021, the Restricted Shares, once they are converted to Ordinary Shares, are not subject to a “lock-up” or similar restriction under the registration rights agreement. Accordingly, sales of large numbers of Ordinary Shares may be made following the expiry of such holdback and suspension periods. Registration and sales of our Ordinary Shares effectuated pursuant to the registration rights agreement will increase the number of shares being sold in the public market and may increase the volatility of the price of our Ordinary Shares and ADSs.

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

Holders of ADSs may be entitled to exercise voting rights with respect to the Ordinary Shares represented by our ADSs only in accordance with the provisions of the deposit agreement (as amended from time to time, the “Deposit Agreement”), dated 30 June 2009, as amended from time to time, among AB InBev, The Bank of New York Mellon, as depositary, and the owners and holders of American Depositary Shares from time to time under the Deposit Agreement. The Deposit Agreement provides that, upon receipt of a notice of any meeting of holders of our Ordinary Shares, the depositary will, if we so request, distribute to the ADS holders a notice which shall contain (i) such information as is contained in the notice of the meeting sent by us, (ii) a statement that the ADS holder as of the specified record date shall be entitled to instruct the ADR depositary as to the exercise of voting rights and (iii) a statement as to the manner in which instructions may be given by the holders.

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

We are the world’s largest brewer by volume and one of the world’s top ten consumer products companies by revenue. As a consumer-focused, insights-driven company, we produce, market, distribute and sell a diversified portfolio of well over 500 beer and other malt beverage brands. These include brands with significant international distribution, such as Budweiser, Corona (except in the United States), Stella Artois, Beck’s, Leffe, Hoegaarden and Michelob Ultra; and brands primarily distributed to local markets such as Bud Light in the United States, Modelo Especial, Negra Modelo, Victoria and Pacifico in Mexico; Skol, Brahma and Antarctica in Brazil; Aguila and Poker in Colombia; Cristal and Pilsen Callao in Peru; Quilmes in Argentina; Jupiler in Belgium and the Netherlands; Franziskaner in Germany; Carling Black Label, Castle Lager, Castle Lite and Hansa Pilsener in South Africa; Hero and Trophy in Nigeria; Safari and Kilimanjaro in Tanzania; Harbin and Sedrin in China; and Cass in South Korea. We also produce and distribute soft drinks, particularly in Central and South America and Africa, and beyond beer products, such as Bud Light Seltzer in the United States; and Bud Light Strawberry Lemonade, Palm Bay, and Mike’s Hard Lemonade in Canada.

Our dedication to quality goes back to a brewing tradition of more than 600 years with the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with origins in St. Louis, U.S.A. since 1852, and the history of the South African Breweries with its origins in Johannesburg in 1895. As of 31 December 2020, we employed more than 164,000 people based in nearly 50 countries worldwide. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our geographic regions. Since 1 January 2019, we have reported our results under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We also report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses, which have not been allocated to the regions.

Our 2020 volumes (beer and non-beer) were 531 million hectoliters and our revenue amounted to USD 46.9 billion.

Registration and Main Corporate Details

Anheuser-Busch InBev SA/NV was incorporated on 3 March 2016 for an unlimited duration under the laws of Belgium under the original name Newbelco SA/NV, and is the successor entity to predecessor Anheuser-Busch InBev SA/NV, which was incorporated on 2 August 1977 for an unlimited duration under the laws of Belgium under the original name BEMES. It has the legal form of a public limited liability company (naamloze vennootschap/société anonyme). Its registered office is located at Grand-Place/Grote Markt 1, 1000 Brussels, Belgium, and it is registered with the Register of Legal Entities of Brussels under the number 0417.497.106. Our global headquarters are located at Brouwerijplein 1, 3000 Leuven, Belgium (tel.: +32 16 27 61 11). Our agent in the United States is Anheuser-Busch InBev Services LLC, 250 Park Avenue, 2nd Floor, New York, NY 10177.

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

•

In 2004, Interbrew combined with Ambev, a Brazilian company originally formed by the combination of Brahma and Antarctica in 1999–2000, resulting in the creation of InBev. Ambev is listed on the New York Stock Exchange and on the São Paulo Stock Exchange. As of 31 December 2020, we had a 61.8% voting and economic interest in Ambev.

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

•

In 2013, in another transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its U.S. business to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate. The transaction included the sale of Grupo Modelo’s Piedras Negras brewery, Grupo Modelo’s 50% stake in Crown Imports LLC and perpetual rights to certain of Grupo Modelo’s beer brands in the United States. As a consequence, we granted Constellation Brands, Inc. the exclusive and perpetual right to market and sell Corona beer and certain other Grupo Modelo beer brands in the 50 states of the United States, the District of Columbia and Guam. In December 2016, we also completed the sale of our brewery plant located in Obregón, Sonora, México to Constellation Brands, Inc. for a sale price of approximately USD 600 million.

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

•

On 30 March 2018, we combined Russia and Ukraine businesses with those of Anadolu Efes through the creation of a new company called AB InBev Efes. Following the closing of this transaction, the newly combined business is fully consolidated into Anadolu Efes. As a result of the transaction, we have stopped consolidating these operations and account for our investment in AB InBev Efes under the equity method.

•

On 30 September 2019, we successfully completed the listing of a minority stake of our Asia Pacific subsidiary, Budweiser APAC, on the Hong Kong Stock Exchange for USD 5.75 billion (including the exercise of an over-allotment option). On 3 October 2019, the over- allotment option in connection with the initial public offering of a minority stake of Budweiser APAC was fully exercised. Following the full exercise of the over-allotment option, we control 87.22% of the issued share capital of Budweiser APAC.

•

On 1 June 2020, we completed the sale of our Australia business (Carlton & United Breweries) to Asahi for AUD 16.0 billion, resulting in net proceeds of USD 10.8 billion. As part of this transaction, we granted Asahi rights to commercialize our portfolio of global and international brands in Australia.

•	On 30 September 2020, we completed the acquisition of the remaining 68.8% stake in Craft Brew Alliance for net consideration of USD 0.2 billion and obtained 100% control over Craft Brew Alliance.

•

On 31 December 2020, we completed the issuance of a 49.9% minority stake in our US-based metal container operations to Apollo Global Management, Inc. for net proceeds of USD 3.0 billion. We continue to have operational control of our US-based metal container operations.

Furthermore, during 2020, 2019 and 2018, we performed a series of other investments and disposals. For further details, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.”

B.	BUSINESS OVERVIEW

1.	STRENGTHS AND STRATEGY

Strengths

We are building a company to last, brewing beer and building brands that will continue to bring people together for the next 100 years and beyond. As a global family of local companies with operations in nearly 50 markets and sales in over 150 countries, we unite approximately 164,000 exceptional people and more than 500 brands around a passion for brewing the highest quality beer. We believe that the following key strengths will drive the realization of our strategic goals and reinforce our competitive position in the marketplace:

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

In 2020, we were one of the largest consumer products companies worldwide, measured by EBITDA, as defined, and held the number one position in terms of total market share of beer by volume in the world, according to Plato Logic Limited. We hold the number one position in terms of total market share of beer by volume, based on our estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. We estimate that we hold the number three position in total market share of beer by volume, and the number one position by volume in the fast-growing premium beer category, in China, the world’s largest beer market by volume.

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

Developed markets represented approximately 44.8% of our 2020 revenue and developing markets represented 55.2% of our 2020 revenue. Our developing markets include Argentina, Bolivia, Brazil, China, Colombia, Dominican Republic, Ecuador, El Salvador, Honduras, India, Mexico, Mozambique, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Vietnam and Zambia.

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

With well over 500 brands, of which 17 had an estimated gross revenue of over USD 1.0 billion in 2020, we believe our portfolio is the strongest in the industry. Eight of our brands – Budweiser, Bud Light, Stella Artois, Corona Extra, Skol, Brahma, Aguila and Modelo – are ranked among the Global Top Ten most valuable beer brands by BrandZ™.

Our passion for brewing was evidenced by the 237 awards we won around the world this year, despite the cancellation of many competitions due to the COVID-19 pandemic, making us the most awarded brewer at major international beer competitions. We continue to focus on creating the highest quality beers to meet consumer needs across a wide variety of occasions.

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

Strong consumer insights-driven brand development capabilities

As a consumer-focused, insights-driven company, we continuously strive to understand the values, lifestyles and preferences of today’s consumers. Furthermore, we want to provide superior products to our consumers across key categories. We expect that this will allow us to remain relevant, as well as build fresh appeal and competitive advantage through innovative products and services tailored to meet evolving consumer needs. We believe that consumer demand can be best anticipated by a close relationship between our innovation and insight teams in which current and expected market trends trigger and drive research processes. To better address changing consumer behaviors, it is also critical that we have a diverse portfolio of products that target a variety of consumer needs and occasions. Successful examples of recently developed products or insights deployed include Brahma Duplo Malte (Brazil), Bud Light Seltzer (U.S.), Stella Artois Solstice (U.S.), Bud Light Strawberry Lemonade (Canada), Mike’s Blue Freeze (Canada), Victoria 1.8% (Mexico), Coronita (Ecuador), Nuestra Siembra (Ecuador), Chicha Taquina (Bolivia), Sedrin Lychee (China), Filgood (South Korea), Leffe Legere (France), and Stella Artois 0.0 (UK, Belgium).

We believe that our internal excellence programs are a major competitive advantage. The World Class Marketing Excellence Program and Marketing Academy was re-designed in 2020 to continuously improve the quality of our marketing capabilities and processes by ensuring they are fully understood by all relevant employees and consistently followed.

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

Since the combination with SAB, we have adopted a new way of looking at the beer category that recognizes different market maturities and the role of brand portfolios in driving category health. We are excited about the growth opportunities we are seeing in more than 50 markets—in both developed and developing markets—and this positions us for sustainable and profitable long-term revenue growth, delivered with a healthy balance between volume and revenue per hectoliter. As a result of now having operations in virtually every major beer market, we have an enhanced understanding of the key moments of consumption, and to focus our sales, marketing, product development and other brand-building activities on capturing a greater share of these consumption opportunities. We believe that by understanding, embracing and enriching consumption moments and occasions, we have the opportunity to accelerate growth and deliver increased shareholder value.

Our strategy is based on our Purpose of Bringing People Together for a Better World

We strive to achieve this every day. By combining scale, resources and energy with the needs of the communities we serve, we believe we have the drive and tools to help make it happen.

We are committed to driving long-term growth and creating value for our business partners and stakeholders. Through our products, brands and investment in communities, we are excited to work toward the Purpose of Bringing People Together for a Better World.

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

For further information about our Purpose of Bringing People Together for a Better World, see “—13. Social and Community Matters.”

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

The table below sets out the main brands we sell in the markets listed below as of 31 December 2020. We expect that significant growth opportunities will arise from marketing our brand portfolio through a largely complementary distribution network.

Country by Region	Brands
North America

Canada	Beer and Beyond Beer: Alexander Keith’s, Archibald, American Vintage, Beach Day Every Day, Beck’s, Brava, Bud Light, Bud Light Strawberry Lemonade, Budweiser, Busch, Corona, Hoegaarden, Goose Island, Kokanee, Labatt 50, Labatt Blue, Lakeport, Leffe, Löwenbräu, Lucky, Michelob Ultra, Mike’s Hard Lemonade, Mike’s Blue Freeze, Mill Street, NUTRL, Okanagan, Oland, Palm Bay, Rolling Rock, Rockstar, Shock Top, Stanley Park, Stella Artois, Tail Spin

United States	Beer and Beyond Beer: 10 Barrel, Beck’s, Blue Point, Breckenridge, Bud Light, Bud Light Lime, Bud Light Platinum, Bud Light Seltzer, Bud Light Platinum Seltzer, Bud Light Chelada, Bud Light Orange, Bud Light Lemonade, Budweiser, Budweiser Zero, Budweiser Select, Busch, Busch Light, Cutwater, Devil’s Backbone, Elysian, Estrella Jalisco, Four Peaks, Golden Road, Goose Island, Hiball, Hoegaarden, Karbach, Kombrewcha, Landshark, Leffe, Rita Family, Michelob Ultra, Michelob Ultra Pure Gold, Michelob Ultra Infusions, Natural Light, Natural Light Seltzer, Patagonia, Presidente, Rolling Rock, Shock Top, Bon & Viv Spiked Seltzer, Social Club Seltzer, Stella Artois, Virtue, Wicked Weed

Middle Americas

Colombia	Beer: Bahia, Aguila family, Bogota Beer Company, Budweiser, Club Colombia family, Cola y Pola, Corona, Costeña family, Modelo Especial, Pilsen, Poker family, Redd’s, Stella Artois, Azteca, Beck’s, Busch Light

Non-Beer: Pony Malta, Malta Leona, Zalva

Dominican Republic	Beer: Bohemia, Brahma, Budweiser, Corona, Franziskaner, Goose Island, Hoegaarden, Leffe, Modelo (Especial and Negra), Presidente Family, Stella Artois, Shock Top, Spaten, The One

Non-Beer: 7UP, Guaraná Antarctica, Enriquillo, Coco Rico, Malta Bohemia, Malta Löwenbräu, Malta Morena, Montpellier water, Pepsi, Red Bull, Red Rock, 911, VitaMalt

Ecuador	Beer: Budweiser, Club family, Pilsener family, Corona, Stella Artois, Beck’s, Suprema, Nuestra Siembra, Archer

Non-Beer: Manantial water, Pony Malta, Origen, Origen Vibes

El Salvador	Beer: Golden, Pilsener, Corona, Taurino, Modelo, Stella Artois, Budweiser, Corona Cero, Michelob Ultra, Santa Cruz

Country by Region	Brands

Non-Beer: Coca-Cola, Fanta, Sprite, Tropical, Ades, Cristal (Water), Del Valle, Monster, Powerade, Oasis (Water), Fuze Tea

Guatemala	Beer: Beck’s Blue, Brahva, Bud Light, Budweiser, Busch Light, Corona, Goose Island, Hoegaarden, Leffe, Michelob Ultra, Modelo (Especial and Negra), Shock Top, Stella Artois

Honduras	Beer: Barena, Corona, Imperial, Port Royal, SalvaVida, Michelob Ultra, Legacy, Barena Lime, Stella Artois

Non-Beer: Coca-Cola, Fanta, Sprite, Tropical, Fresca, Ades, Dasani (Water), Del Valle, Monster, Powerade, Vital (Water), Acti Malta, Fuze Tea

Mexico	Beer and Beyond Beer: Barrilito, Bocanegra, Bud Light, Budweiser, Busch Light, Carta Clara, Corona Extra, Corona Cero (non-alcoholic), Corona Light, Corona Ligera, Cucapá, Estrella, Goose Island, Guinness, Hoegaarden, Leon, Mexicali, Michelob Ultra, Michelob Ultra Seltzer, Modelo Ambar, Modelo Especial, Modelo Trigo, Montejo, Modelo Negra, Pacifico, Stella Artois, Tijuana, Tropical Light, Victoria, Victoria 1.8, Vickychelada, Vicky Chamoy

Non-Beer: Nestlé Pureza Vital, Perrier, Sn. Pellegrino, Sta. María, Red Bull

Panama	Beer: Atlas, Atlas Golden Light, Balboa, Balboa Ice, Budweiser, Corona, Presidente, Michelob Ultra, Modelo Especial, Stella Artois, Becks, Leffe, Hoegaarden, Goose Island

Non-Beer: 7UP, Agua Brisa, Malta Vigor, Mirinda, Pepsi, Pony Malta, Canada Dry, Orange Crush, Squirt

Peru	Beer: Arequipeña, Barbarian, Becks, Budweiser, Pacífico, Golden, Corona, Cristal, Cusqueña family, Michelob Ultra, Pilsen Callao, Pilsen Trujillo, San Juan, Stella Artois

Non-Beer: Agua Tonica Backus, Guaraná Backus family, Maltin Power, San Mateo water, Viva Backus, Malta Cusqueña, Mike’s Hard

South America

Argentina	Beer: Andes, Budweiser, Brahma, Corona, Franziskaner, Goose Island, Hoegaarden, Leffe, Löwenbräu, Michelob Ultra, Negra Modelo, Patagonia, Quilmes, Stella Artois, Temple

Bolivia	Beer: Báltica, Beck´s, Bicervecina, Bock, Brahma, Corona, Coronita, Ducal, El Inca, Huari, Imperial, Paceña, Stella Artois, Taquiña

Non-Beer: Pepsi, Guarana, Ortinal Mirinda, 7Up, Maltin, Gatorade, H20H!

Brazil	Beer and Beyond Beer: Antarctica, Antarctica SubZero, Becks, Bohemia, Brahma, Brahma Duplo Malte, Budweiser, Colorado, Corona, Hoegaarden, Leffe, Nossa, Original, Serramalte, Skol, Beats, Skol Puro Malte, Stella Artois

Country by Region	Brands

Non-Beer: Antárctica Guaraná, Gatorade, H2OH!, Lipton, Pepsi, Sukita, Tônica Antarctica

Chile	Beer: Baviera, Baltica, Beck’s, Becker, Brahma, Budweiser, Bud Light, Busch, Corona, Coronita, Cusqueña, Goose Island, Hoegaarden, Kilometro 24.7, Kona, Leffe, Malta del Sur, Michelob Ultra, Modelo, Negra Modelo, Modelo Especial, Paceña, Pilsen, Pilsen Del Sur, Quilmes, Stella Artois

Paraguay

Beer: Antarctica, Baviera, Bohemia, Brahma, Brahma Subzero, Budweiser, Bud Light, Corona, Hoegaarden, Leffe, Norte, Ouro Fino, Patagonia, Pilsen, Pilsen Nande, Quilmes, Skol, Stella Artois

Non-Beer: Dante Robino

Uruguay	Beer: Beck’s, Brahma, Budweiser, Corona, Franziskaner, Goose Island, Hoegaarden, Leffe, Löwenbräu, Negra Modelo, Michelob Ultra, Norteña, Patagonia, Patricia, Pilsen, Quilmes, Stella Artois, Zillertal

Non-Beer: 7UP, Gatorade, Guarana, H2OH!, Mirinda, Paso de los Toros, Pepsi, Teem

EMEA

Belgium	Beer and Beyond Beer: Belle Vue, Corona, Cubanisto, Ginette, Hoegaarden, Jupiler, Kwak, Leffe, Stella Artois, Tripel Karmeliet, Victoria Strong Blonde

France	Beer and Beyond Beer: Beck’s, Belle Vue, Bud, Camden, Corona, Cubanisto, Franziskaner, Ginette, Goose Island, Hoegaarden, Jupiler, Kwak, Leffe, Lowenbrau, Stella Artois, Tripel Karmeliet

Germany	Beer: Beck’s, Corona, Diebels, Haake-Beck, Hasseroeder, Lowenbrau, Leffe Spaten

Italy	Beer: Beck’s, Birra del Borgo, Budweiser, Corona, Franziskaner, Goose Island, Hoegaarden, Jupiler, Kwak, Leffe, Lowenbrau, Spaten, Stella Atrois, Tennet’s Super

Luxembourg	Beer: Corona, Diekirch, Franziskaner, Hoegaarden, Jupiler, Kwak, Leffe, Stella Artois, Tripel Karmeliet

Netherlands	Beer and Beyond Beer: Bud, Corona, Cubanisto, Dommelsch, Franziskaner, Goose Island, Hertog Jan, Hoegaarden, Jupiler, Kwak, Leffe, Lowenbrau, Stella Artois, Tripel Karmeliet

Spain	Beer and Beyond Beer: Budweiser, Corona, Cubanisto, Dorada, Franziskaner, Hoegaarden, La Virgen, Leffe, Stella Artois, Tropical

United Kingdom	Beer and Beyond Beer: Bass, Beck’s, Boddington’s, Brahma, Budweiser, Bud Light, Camden, Corona, Franziskaner, Goose Island, Hoegaarden, Leffe, Lowenbrau, Magners Cidre, Michelob Ultra, Spaten, Stella Artois, Stella Artois Cidre, Tennent’s Super

Country by Region	Brands

Botswana	Beer and Beyond Beer: Carling Black Label, Castle Lager, Castle Lite, Castle Free, Castle Milk Corona, Flying Fish, Hansa Pilsener, Redd’s, Stella Artois, Stout, St. Louis family

Non-Beer: Bonaqua, Chibuku, Keone Mooka Mague

eSwatini	Beer and Beyond Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Lion Lager, Redd’s, Sibebe, Smirnoff, Stella Artois

Ghana	Beer: Budweiser, Club Premium Lager, Club Shandy, Eagle, Eagle Extra Stout, Stella Artois

Non-Beer: Beta Malt

Lesotho	Beer and Beyond Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Free, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Maluti Premium Lager, Redd’s, Smirnoff, Stella Artois

Mozambique	Beer and Beyond Beer: 2M, Budweiser, Carling Black Label, Castle Lite, Corona, Dourada, Flying Fish, Impala, Laurentina family, Manica, Stella Artois, Smirnoff

Namibia	Beer and Beyond Beer: Budweiser, Carling Black Label, Castle Lager, Castle Free Castle Lite, Corona, Eagle Lager, Flying Fish, Lion, Redd’s, Stella Artois

Nigeria	Beer: Budweiser, Castle Lite, Eagle, Eagle Stout, Hero, Trophy, Trophy Stout

Non-Beer: Beta Malt, Grand Malt, Rootz

South Africa	Beer and Beyond Beer: Beck’s, Beck’s Blue, Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Free, Castle Lite, Castle Milk Stout, Castle Milk Stout Chocolate, Corona, Flying Fish family, Guinness, Hansa Pilsener, Hoegaarden, Leffe, Lion Lager, No 3 Fransen Street, Newlands Spring, Redd’s family, Red Bull, Shine Club, Stella Artois

Non-Beer: Smirnoff

Tanzania	Beer and Beyond Beer: Balimi, Budweiser, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Dodoma, Eagle, Imagi, Kilimanjaro, Redd’s, Safari

Non-Beer: Bia Bingwa, Grand Malt, Konyagi, Ndovu Special Malt, Safari Water

Uganda	Beer and Beyond Beer: Budweiser, Castle Lite, Castle Milk Stout, Chairman’s ESB, Club Pilsener, Club Twist, Eagle family, Konyagi, Nile family

Zambia	Beer: Budweiser, Carling Black Label, Castle Lager, Castle Lite, Corona, Eagle, Flying Fish, Leffe, Mosi, Stella Artois

Country by Region	Brands

Asia Pacific(1)

China	Beer: Beck’s, Blue Girl, Boxing Cat, Budweiser, Bud Light, Corona, Franziskaner, Ginsber, Goose Island, Harbin family, Hoegaarden, Leffe, Sedrin, Stella Artois

India	Beer: Beck’s Ice, Budweiser, Bud 0.0%, Foster’s, Haywards, Royal Challenge

South Korea	Beer: Beck’s, Budweiser, Cafri, Cass, Corona, Goose Island, Harbin, Hoegaarden, OB Lager, Patagonia Weisse, Stella Artois, Suntory

Vietnam	Beer: Budweiser, Beck’s family, Corona, Hoegaarden, Leffe, Stella Artois, Zorok

Notes:

(1)	On 1 June 2020, we completed the previously announced sale of our Australia business (Carlton & United Breweries) to Asahi for AUD 16.0 billion, resulting in net proceeds of USD 10.8 billion.

The table below sets out our sales broken down by business segment for the periods shown:

	2020		2019		2018
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	15,622	33.3%	15,488	29.6%	15,504	29.2%
Middle Americas	10,032	21.4%	11,912	22.8%	11,614	21.9%
South America	8,092	17.3%	9,790	18.7%	10,238	19.3%
EMEA	6,835	14.6%	7,911	15.1%	8,368	15.8%
Asia Pacific	5,648	12.0%	6,544	12.5%	6,735	12.7%
Global Export and Holding Companies	652	1.4%	685	1.3%	582	1.1%
Total	46,881	100.0%	52,329	100.0%	53,041	100.0%

Notes:

(1)

Revenue is turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).

(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2018 have been restated to reflect this allocation.

(3)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and accounted for as discontinued operations up to 31 May 2020. The transaction closed on 1 June 2020. The figures for the year ended 31 December 2018 have been restated to reflect this change.

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2020 Compared to the Year Ended 31 December 2019—Revenue” of this Form 20-F and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2019 Compared to the Year Ended 31 December 2018—Revenue” of our Annual Report on Form 20-F for the fiscal year ended 31 December 2019.

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 11.3% of consolidated volumes in 2020, 11.1% of consolidated volumes in 2019 and 11.8% of consolidated volumes in 2018. In terms of revenue, our non-beer activities generated 8.2% of consolidated revenue in 2020 compared to 8.3% in 2019 and 8.4% in 2018, based on our actual historical financial information for these periods.

	Beer and Beyond Beer(1)(2)(3)(4)			Non-Beer(3)(4)			Consolidated(4)
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Volume (million hectoliters)	467	495	494	60	63	66	530	561	560
Revenue(2) (USD million)	43,044	47,984	48,602	3,387	4,345	4,439	46,881	52,329	53,041

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

(3)	The non-beer category includes soft drinks and certain other beverages.
(4)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and accounted for as discontinued operations up to 31 May 2020. The figures for the year ended 31 December 2018 have been restated to reflect this change.

Beer and Beyond Beer

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

•

Budweiser is one of the top-selling beers in the United States. The brand has experienced strong growth over the past 10 years. Sales outside the United States represented over 70% of global Budweiser volume in 2020. Once again, Budweiser was ranked number one in the BrandZ™ list of most valuable beer brands worldwide. Budweiser also continues to support international football year-round as the sponsor of the English Premier League and La Liga. This year, Budweiser also sponsored La Liga superstar Lionel Messi, gaining significant share of conversation as Messi set a record for the most career goals scored with a single team.

•

Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in more than 130 countries. In 2020, it was ranked number five in the BrandZ™ list of most valuable beer brands worldwide. We granted Constellation Brands, Inc. the exclusive right to market and sell Corona beer and certain other Grupo Modelo beer brands in the 50 states of the United States, the District of Columbia and Guam, including Victoria, Modelo Especial, Pacifico and Negra Modelo.

•

Hoegaarden is a high-end Belgian wheat (or “white”) beer. Based on its brewing tradition dating back to 1445, Hoegaarden is top fermented and then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

•	Leffe, a rich, full-bodied beer that hails from Belgium, has the longest heritage in our beer portfolio and is available in over 90 countries worldwide.

•

Michelob Ultra was rolled out nationally in the United States in 2002 and grew to become the second largest beer brand by value, in the US in 2019, behind only Bud Light. As a low calorie, low carb beer associated with an active lifestyle, Michelob Ultra was the fastest-growing beer brand in the United States between 2015 and 2018, according to IRI (based on volume share gains). This strong history of success has now been replicated in multiple international markets. In Canada, Mexico and Honduras, Michelob Ultra continued to grow despite category declines due to the COVID-19 pandemic. Michelob Ultra is also available in multiple other markets, including El Salvador, Peru, Chile, and Guatemala.

•

Stella Artois is the number one Belgian beer in the world according to Plato Logic Limited, it is the world’s third most valuable beer brand according to the BrandZ™ list of most valuable beer brands worldwide and it is distributed in over 100 countries worldwide. As a premium lager with roots tracing back to 1366 in the town of Leuven, Belgium, its legacy of quality and elegance is reflected in its iconic chalice and nine-step pouring ritual. The top three markets in terms of revenue for Stella Artois as of 2020 are the United States, the United Kingdom and Brazil with expansion plans well under way in several new growth markets, including South Africa and Mexico.

North America

•

Bud Light is the best-selling beer in the United States and the leader in the light category. It is the official sponsor of the NFL (National Football League), with a sponsorship agreement most recently extended to 2022.

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

South America

•

Skol is the leading beer brand in the Brazilian market, according to Plato Logic Limited. Skol has been a pioneer and innovator in the beer category, engaging with consumers and creating new market trends, especially with regional festivals such as Carnival and new products such as Skol Puro Malte, launched in 2019.

•

Brahma is the second-most consumed beer in Brazil, according to Plato Logic Limited. It was one of the Brazilian official sponsors of the 2018 FIFA World Cup™, and in 2020 Brahma Franchise was one of the main brands to entertain consumers at home with the livestream concerts. Brahma Duplo Malte was launched in 2020 and is one of best example of our innovation strategy, resulting from actively listening to consumer demands. The brand is already the leader of the Core Plus segment.

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

•

Trophy Lager beer is one of the top selling beers in Nigeria. Originated in 1978, Trophy has grown from a small core brand in the west of Nigeria to a strong lovemark (a brand that commands both high respect and “love” from consumers) and is now expanding nationally. Sales have grown by double digits over the years and Trophy now contributes 40% to our Beer business in Nigeria. Trophy is known as the honorable beer that accords respect to Nigerian consumers and Nigeria.

Asia Pacific

•	Cass is the market leader in South Korea.

•	Harbin is a national brand with its roots in the northeast of China.

•	Sedrin is a strong regional brand that originated in China’s Fujian province.

•	Haywards is one of the biggest core lager brands in India with a brand positioning that supports and encourages the strength of resolve of hard-working consumers.

No- and Low-Alcohol Beer

We take pride in empowering consumers to make smart drinking choices. Consumers around the world are becoming interested in no- and low-alcohol beers that allow them to enjoy a beer experience, with less or no alcohol involved. Making that choice available to more consumers globally is a core pillar of advancing our Smart Drinking Goals. Specifically, we have aimed to ensure no- and low- alcohol beer (NABLAB) products represent at least 20% of our global beer volume by the end of 2025. Although we are not on track to meet this goal, we are incorporating our experience into our efforts going forward. For further details please see “Item 4. Information on the Company—B. Business Overview—13. Social and Community Matters—Smart Drinking.”

We have continued to expand our global portfolio of non-alcoholic beverages, which currently houses over 30 brands. As of 2020, China, Panama, Ecuador, Mozambique and Botswana already have no- and low-alcohol beer representing more than 20% of their beer volumes. Additionally, Brahma 0.0% is the number one non-alcoholic beer in Brazil. 2020 also saw the global launch of Budweiser Zero, which has rolled out across the United States, Canada, the U.K., Russia, and Ukraine. Our additional non-alcohol beverage brands include Beck’s NA in the United States, Canada, the U.K. and Germany, Jupiler 00 in Belgium and Castle Free in South Africa. See “—Beer” above for more information.

Beyond Beer

Our Beyond Beer Brands have allowed us to tap into new occasions and draw new consumers to our portfolio and the category.

Hard seltzer is a clear highlight of 2020 with amazing results from Bud Light Seltzer, Natural Light Seltzer and Nutrl Vodka Soda, among several other offerings across US and Canada. We also began to expand the hard seltzer category globally with the launch of Mike’s Hard Seltzer in UK.

We also saw strong performance across multiple markets from our RTD Brands: Brutal Fruit and Flying Fish in South Africa; Beats in Brazil; Palm Bay in Canada. Our Canadian brand Mike’s Hard Lemonade is moving towards global expansion with launches in China, Brazil, Mexico, Peru and Colombia. All these brands are designed to grow the Beyond Beer business and improve our market share of total alcoholic beverages by addressing changing consumer trends and preferences.

Non-Beer

Non-Alcohol Beverages

While our core business is beer, we also have an important presence in the Non-Alcohol Beverages (“NAB”) market. We have NAB operations in Latin America and Africa, and our subsidiary Ambev has NAB operations in South America and the Caribbean. The NAB market includes both carbonated and non-carbonated beverages.

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

Apart from the bottling and distribution agreements with PepsiCo, Ambev also produces, sells and distributes its own non-alcoholic beverages. Its main carbonated soft drinks brand is Guaraná Antarctica.

In 2018, we completed the sale of our carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company. In 2019, we completed the sale of all of our carbonated soft drink business in eSwatini (Swaziland) and certain non-alcoholic beverage brands in El Salvador and Honduras. In El Salvador and Honduras, we have executed long-term bottling agreements which became effective in 2019 upon the closing of the El Salvador and Honduras brand divestitures. In 2020, The Coca-Cola Company acquired our interest in the bottling operations of our business in Lesotho.

In the United States, we sell Teavana in partnership with Starbucks and an energy drink called Hiball.

Labatt, the Canadian subsidiary of our subsidiary Ambev, has entered into a joint venture with Tilray, a global player in cannabis production and distribution, to research non-alcohol beverages containing THC and CBD, and also to commercialize a non-alcohol CBD beverage in Canada only.

Other Alcoholic Beverages

We are actively exploring opportunities in other categories through ZX Ventures, with initiatives in all continents. In wine, our U.S. brand Babe took a step towards global expansion with launches in Canada, U.K. and South Korea. In Argentina, we also acquired Dante Robino and launched Blasfemia, the 1st canned wine in the market. In South Africa we established Shine Club, a sophisticated wine in a box. We also have relevant pilots in the Spirits category with Cutwater in US, Atom Group in U.K. and G&W in Canada.

ZX Ventures

ZX Ventures is our global investment and innovation group. ZX is focused on seeding and launching beverages of the future and building and scaling new ventures outside of our core business.

ZX Ventures invests in areas of varying adjacency to our core beer business, thematically including direct-to consumer, beverages, sustainability and circular solutions.

Z-Tech

Z-Tech is our global technology and innovation hub whose mission is to empower small and medium-sized businesses through technology, creating an environment where those businesses and their families can thrive for the long term. Z-Tech teams make use of an agile methodology as they define small and medium-sized businesses’ needs, explore marketplace and financial technology solutions, validate through proof-of-concept and pilot before scaling across the globe.

Z-Tech was created in 2019 and is currently active in Brazil, Mexico, Colombia and Peru, with plans to expand to other markets in 2021.

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

•	Asia Pacific: China, India, Japan, New Zealand, South Korea, Vietnam and other South Asian and Southeast Asian countries; and

•	Global Export and Holdings Companies.

The table below sets out our total volumes broken down by business segment for the periods shown:

	2020		2019		2018
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	107	20.2%	108	19.3%	111	19.8%
Middle Americas	121	22.8%	134	23.9%	129	23.0%
South America	144	27.1%	140	25.0%	136	24.3%
EMEA	76	14.3%	86	15.3%	87	15.5%
Asia Pacific	82	15.4%	93	16.6%	96	17.1%
Global Export and Holding Companies	0.9	0.2%	1	0.2%	1	0.2%
Total	531	100%	561	100.0%	560	100.0%

Notes:

(1)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2018 have been restated to reflect this allocation.

(2)

Effective 30 September 2019, the Australian operations were classified as a disposal group held for sale, and accounted for as discontinued operations up to 31 May 2020. The transaction closed on 1 June 2020. The figures for the year ended 31 December 2018 have been restated to reflect this change.

On an individual country basis, our largest markets by volume listed, during the year ended 31 December 2020, in alphabetical order, Argentina, Belgium, Brazil, Canada, China, Colombia, Dominican Republic, El Salvador, France, Germany, Honduras, Mexico, Peru, South Africa, South Korea, the United Kingdom and the United States, with each market having its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well-placed to address changing consumer needs in the various categories (premium, core and value) within any given market.

4.	COMPETITION

We believe our largest competitors are Heineken, Carlsberg, CR Snow and Molson Coors Brewing Company based on information from the Plato Logic Limited report for the calendar year 2019 (published in December 2020).

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

We have participated in this consolidation trend and grown our international footprint through a series of mergers and acquisitions, described in “—A. History and Development of the Company,” which include:

•	the acquisition of Beck’s in 2002;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the acquisition of Anheuser-Busch Companies in November 2008;

•	the combination with Grupo Modelo in June 2013; and

•	the combination with SAB in October 2016.

The 10 largest brewers in the world in 2019 in terms of volume are as set out in the table below.

1	AB InBev	503.3
2	Heineken	254.0
3	Carlsberg	123.0
4	CR Snow	114.3
5	Molson Coors Brewing Company	88.9
6	Tsingtao (Group)	80.5

7	Asahi	75.0
8	Beijing Yanjing	38.1
9	Castel	36.1
10	EFES	35.5

Note:

(1)

Source: Plato Logic Limited report for the calendar year 2019 (published in December 2020). Volumes are based on calculations on total volumes of majority-owned subsidiaries, also licensed brewing. Our own beer volumes for the year ended 31 December 2020 were 467 million hectoliters and 495 million hectoliters for the year ended 31 December 2019.

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

Raw Materials and Packaging

The main raw materials used in our beer and other alcoholic malt beverage production are barley, rice, corn grits, corn syrup, hops, yeast and water. In some of our regions, such as in Africa, locally sourced agricultural products such as sorghum or cassava are used in place of malted barley. For non-beer production (mainly carbonated soft drinks) the main ingredients are flavored concentrate, fruit concentrate, sugar, sweetener and water. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, aluminum can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

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

We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 29 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020, for further details on commodities hedging.

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

We use natural gas as the primary fuel for our plants, and diesel as the primary fuel for freight. We believe adequate supplies of fuel and electricity are available for the conduct of our business. The energy commodity markets have experienced, and can be expected to continue to experience, significant price volatility. We manage our energy costs using various methods including supply contracts, hedging techniques and fuel- switching.

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

Beverage Production Facilities

Our beverage production facilities comprised 225 breweries and/or non-beer plants as of 31 December 2020 spread across our regions. Of these 225 plants, 175 produced only beer and other alcoholic malt beverages, 10 produced only soft drinks and 40 produced beer, other alcoholic beverages and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer.

This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our business segments (excluding Global Export and Holdings Companies) in 2020, the number of our beverage production plants (breweries and/or non-beer drink plants) as well as the plants’ overall capacity.

		2020 Volumes(1)(3)		Annual engineering capacity as of 31 December 2020
Business Segment	Number of plants as of 31 December 2020(3)	Beer and Beyond Beer (khl)	Non-Beer (khl)(2)	Beer and Beyond Beer (khl)	Non-Beer (khl)(2)
North America	21	105,451	143	128,388	0
Middle Americas	39	105,945	18,385	144,751	33,501
South America	51	108,760	35,164	138,679	72,826
EMEA	60	100,584	86	156,559	1,548
Asia Pacific	51	79,269	103	161,585	546
Total	225	500,009	53,882	729,962	108,421

Notes:

(1)	Reported volumes.
(2)	The non-beer category includes soft drinks and certain other beverages, such as Stella Artois Cidre.
(3)	Excludes our joint ventures and assets where we are not the majority owner.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2020.

Type of plant / facility	Number of plants / facilities(1)	Countries in which plants / facilities are located(1)
Malt plants	19	Argentina, Brazil, Colombia, Ecuador, Mexico, Peru, South Africa, South Korea, Uganda, United States, Uruguay, Zambia
Rice and corn grits mill	6	Argentina, Bolivia, Peru, United States
Farm and agriculture	3	Germany, United States, South Africa
Hop pellet plant	1	Argentina
Glass bottle plants	7	Brazil, Mexico, Paraguay, United States(2), South Africa
Bottle cap plants	6	Argentina, Brazil, Colombia, Honduras, Mexico, South Africa
Label plants	3	Brazil, Colombia
Can plants	7	Bolivia, Mexico, United States
Can lid manufacturing plants	2	United States
Crown and closure liner material plants	1	United States
Soft drink concentrate plants	4	Brazil
Sand quarries	1	Mexico
Yeast plants	1	Brazil
Plastic crates plants	1	Honduras
Other	1	United States

Total	63	—

Notes:

(1)	Excludes plants and facilities owned by joint ventures and assets where we are not the majority owner.
(2)	On 29 January 2021, Anheuser-Busch announced an agreement to sell one of its glass manufacturing facilities in the United States. The sale is expected to be completed in the first quarter of 2021.

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

For example, in 2020, we invested in additional brewing, packaging and distribution capacities in multiple countries including China, Korea, Argentina, Mozambique, Nigeria, South Africa, U.S., U.K., Belgium, Brazil, Mexico, Canada and others to meet our future demand expectations in these countries or for export volumes.

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

Where it has been implemented, the VPO/DPO program has had a direct impact on our logistics organization, for example, in respect of safety, quality, environment, scheduling, warehouse productivity and loss-prevention actions and is delivering great results by standardizing ways of working around the globe. Recently, we implemented a management program to guide our Logistics Centralized Processes (LCP) in our business units, which has also significantly improved planning and transportation across the zones. These programs facilitate fast sharing of learnings and best practices across management systems and were instrumental in overcoming the challenges posed by the COVID-19 pandemic in 2020.

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

The products we brew in the United States are sold to 415 wholesalers with the exclusive right to carry our products within a designated territory, for resale to retailers, with some entities owning more than one wholesalership. As of the end of 2020, we owned 15 of these wholesalers and the remaining wholesalers are independent businesses.

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

•

Aguila, Castle Lager, Cusqueña, Cristal, Redd’s and certain other brands are perpetually licensed to Molson Coors Brewing Company in the 50 states of the United States, the District of Columbia and Puerto Rico. We have retained rights to brew and distribute these beers outside of the United States, the District of Columbia and Puerto Rico.

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

•

The Budweiser, Corona Extra, Corona Ligera, Coronita Extra, Pacifico, Modelo Negra, Lowenbrau Original, Lowenbrau Oktoberfest, Hoegaarden, Spaten, Spaten Oktoberfest, Franziskaner Hefe-Weissbier Dunkel, Franziskaner Hefe-Weissbier, Leffe Blonde, Leffe Brune, Leffe Radieuse, Belle Vue Extra, Birra del Borgo and Goose Island brands are perpetually licensed to Carlton & United Breweries, a subsidiary of Asahi, in Australia.

•	The Stella Artois, Beck’s and Beck’s 4.0 brands are perpetually licensed to a subsidiary of Heineken in Australia.

•

In Europe, certain third parties have the right to brew and/or distribute some of our brands such as Mahou San Miguel in Spain (excluding the Canary Islands), C&C in Scotland and Ireland, and Molson Coors in certain countries in Eastern Europe.

We also manufacture and distribute Brahma, a brand owned by our Brazilian listed subsidiary, Ambev, in Peru and other third-party brands, such as Kirin in the United States. Compañía Cervecera de Canarias (in the Canary Islands) has an agreement to distribute Guinness in the Canary Islands. Ambev and some of our other subsidiaries have entered into manufacturing and distribution agreements with PepsiCo. Major brands that are distributed under this agreement are Pepsi-Cola, Lipton Ice Tea, H2OH! and Gatorade. See “—2. Principal Activities and Products—Non-Beer—Non-Alcohol Beverages” for further information in this respect. Ambev and some of our other subsidiaries also have license agreements with us which allow them to exclusively produce, distribute and market Beck’s and Stella Artois in Brazil, Panama, Costa Rica, Puerto Rico, Chile, Guatemala, Dominican Republic, Argentina, Uruguay, Paraguay, Antigua, Bolivia, Dominica and Saint Vincent, and Budweiser in Brazil, Argentina and Canada. Ambev also distributes Budweiser in Bolivia, Paraguay, Guatemala, the Dominican Republic, Panama, Uruguay and Chile and Corona in Argentina, Bolivia, Paraguay, Uruguay, Chile, Guatemala, Panama and Canada.

9.	BRANDING AND MARKETING

Our brands are the foundation and cornerstone of our relationships with consumers and the key to our long-term success. Our brand portfolio – its enduring bonds with consumers and its partnerships with customers – are our most important assets. We invest in our brands to create a long-term sustainable competitive advantage by seeking to meet the beverage needs of consumers around the world and to develop leading brand positions in every market in which we operate.

Our brand portfolio consists of three global brands (Budweiser®, Corona® and Stella Artois®), our multi-country brands (Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®), and many “local champions” (Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, and Skol®). We believe this robust brand portfolio provides us with strong growth opportunities and positions us well to meet the needs of consumers for different occasions in each of the markets in which we compete. For further information about our brands, see “—2. Principal Activities and Products—Beer.”

We seek to constantly strengthen and develop our brand portfolio through enhancement of brand quality, marketing, and product innovation. Our marketing team therefore works together closely with our research and development team (see “—10. Intellectual Property; Innovation; Research and Development” for further information).

We continually assess consumer needs and values in each geographic market in which we operate with a view to identifying the key characteristics of consumers in each beer category (including different styles and price points – premium, core, and value). This allows us to position our existing brands (or to introduce new brands) to address consumer needs across price points, styles, and occasions.

Our marketing approach is based on a “value-based brands” proposition, with each brand able to articulate a single, clear, compelling values-based reason for consumer preference. The value-based brands approach involves, firstly, the determination of consumer portraits; secondly, the brand attributes and the brand archetype are defined; and, finally, a purpose statement is written that clearly articulates the role the brand will play in the lives of consumers. Once this link has been established, a particular brand can either be developed (brand innovation) or adapted (brand renovation or line extension from the existing brand portfolio) to meet evolving customer needs. We apply zero-based planning principles to yearly budget decisions and for ongoing investment reviews and reallocations. We invest in each brand in line with its local or global strategic priority and seeking to maximize profitable and sustainable growth.

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

We own the rights to our principal brand names and trademarks in perpetuity for the main countries where these brands are currently commercialized (with the exception of the Modelo beer brands, certain former SAB brands licensed in the United States and certain brands licensed in Australia as described under “—8. Licensing” above).

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

Our patent portfolio is carefully built to gain a competitive advantage and support our innovation and other intellectual assets. We currently have more than 250 pending and granted patent families, each of which covers one or more technological inventions. The extent of the protection differs between technologies, as some patents are protected in many jurisdictions, while others are only protected in one or a few jurisdictions. Our patents may relate, for example, to brewing processes, improvements in production of fermented malt-based beverages, treatments for improved beer flavor stability, non-alcoholic beer development, filtration processes, beverage-dispensing systems and devices, can manufacturing processes, beer packaging or novel uses for brewing materials and disruptive technologies.

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

Due to the emergence of the COVID-19 pandemic, some governments implemented restrictions on where and how people could gather, to reduce the speed of transmission. In some instances, this entailed the shortening of hours or temporary enforced closures of retail outlets, mostly limited to restrictions on on-trade outlets. The extent of restrictions fluctuated due to numerous factors, including the prevalence of the disease and the concerns of the government for public health.

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

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 16 per barrel (equivalent to approximately 117 liters) for the first 6 million barrels of beer sold for consumption in the United States and then USD 18 per barrel for every barrel thereafter. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase excise taxes in some states. In recent years, a number of countries have adopted proposals to increase beer excise taxes. Rising excise duties can drive up our pricing to the consumer, which in turn could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to adverse changes in taxation and other tax-related risks.”

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

Iran-Related Required Disclosure

The Iran Threat Reduction and Syria Human Rights Act of 2012 requires disclosure of certain activities relating to Iran by AB InBev or its affiliates that occurred during our 2020 fiscal year. Anadolu Efes, our affiliate, has a licensing agreement with an Iranian company for the production of non-alcoholic beer in Iran. Pursuant to that licensing agreement, Anadolu Efes will receive EUR 42,804 (USD 48,746) in gross revenue for 2020, from which it expects to record no net profit. Anadolu Efes plans to continue its licensing arrangement.

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

Our Purpose is Bringing People Together for a Better World. In all we do, we strive to ensure that we produce the highest-quality products, provide the best consumer experience, and maximize shareholder value by building the strongest competitive and financial position.

Through our reach, resources and energy, we are addressing the needs of our communities through:

•	COVID-19 Community Response and Recovery;

•	Improving environmental resilience and promoting inclusive growth;

•	Promoting smart drinking;

•	Increasing workplace safety; and

•	Business ethics.

COVID-19 Community Response and Recovery

The COVID-19 pandemic has caused all of us to reevaluate what it means to be together. For AB InBev, it means joining efforts to support our communities, our partners, and each other during these challenging times. Since the beginning of the outbreak, we have been delivering impact where it is needed, and we maintain our commitment to respect human rights and the principles of our Human Rights and Responsible Sourcing Policy. We are coming together to prioritize each other’s health and safety to help our communities where we can through initiatives such as:

•	Producing and donating more than 3 million bottles of hand sanitizer and disinfectant to hospitals and front-line health workers in over 20 countries

•	Channeling USD 10 million into the on-premise channel through our Save Pub Life voucher program and business support packages in Europe

•	Supporting 500,000 neighborhood stores in 9 Latin American countries through our Tienda Cerca digital platform

•	Redirecting USD 5 million from Anheuser-Busch’s sports marketing budget to the American Red Cross in donations

Improving environmental resilience and promoting inclusive growth

We depend on natural resources to brew our beers and strive to use resources responsibly and preserve them for the future. That is why we factor sustainability into how we do business, including how we source water, energy and raw materials. We develop innovative programs across our supply chain to improve our sustainability performance with our business partners. To promote inclusive growth and improve livelihoods in the communities we are part of, we also support the farmers and small retailers in our value chain to help them be more productive. To facilitate progress, we combined our sustainability and procurement activities under a single function led by a member of our senior leadership team.

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

In addition, we have launched the 100+ Sustainability Accelerator in August 2018 to identify and scale up innovative solutions to some of the world’s most pressing sustainability challenges. Through the 100+ Accelerator, we continue to identify partners who can deliver breakthrough advancements in water stewardship, farmer productivity, product upcycling, responsible sourcing, green logistics and more. Since launching, the 100+ Accelerator has worked with 36 startups across 16 countries. On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainable-Linked Revolving Credit Facility, which incorporates a pricing mechanism that incentivizes improvement in key performance areas that are aligned with and contribute to our 2025 Sustainability Goals. Please refer to “Item 10. Additional Information—Material Contracts—Sustainability Linked Revolving Credit Facility” for further details regarding the SLL Revolving Facility.

We are proud of the diverse range of startups and founders that our Accelerator has brought together. This year we announced our partnership with One Young World to begin the search for the most impactful women-led enterprises that are tackling sustainability challenges to join our third cohort in 2021.

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

Creating resilient agricultural supply chains

About half of our malt barley is locally sourced to reduce the risk of supply chain disruption and exposure to currency volatility, while boosting rural economies and strengthening agriculture. In 2020 we continued to build resilient agricultural systems, by working with over 20,000 farmers across 13 countries to support the growth of our six priority crops (barley, cassava, hops, maize, rice and sorghum). We have put in place programs and partnerships to ensure that our farmers have access to good seed varieties and technical training (skilled), improved insights and data (connected), and the ability to invest in and grow their business (financially empowered). SmartBarley has been our primary agricultural technology program since 2013, currently live in 13 countries. In 2020 we worked to improve data and analytics across our global programs by integrating our internal platform SmartBarley with our technology partner Sentera to provide in-season weather and satellite data alongside farmer and crop management data, which we believe will help support the broader achievement of our 2025 Smart Agriculture Goal.

Supporting Smallholder Farmers

Agriculture is a critical source of income and livelihoods in a number of markets in Africa, where we have pioneered the use of under- commercialized local crops to create new affordable beer brands – like Eagle Lager, made with local sorghum in Uganda, and Impala, made with local cassava in Mozambique. This strategy allows us to reach new consumers while increasing incomes for local smallholder farmers. After an initial pilot in Zambia with positive results in 2018, in 2019 we partnered with a startup called BanQu to employ an SMS-based service backed by blockchain to record purchasing and sales data of our supply chain offering farmers a digital financial identity as well as sending digital payments and reducing cash transactions, and thereby lowering risk to our farmers. In 2020, we continued to grow our partnership with BanQu by scaling reach and increasing capabilities in markets like Zambia and Uganda where the platform has been operating for several crop seasons. We also rolled out the platform to our smallholder programs in Tanzania and Brazil. Through distributed ledger, the platform gives us better visibility of farmers in our supply chain and gives farmers greater security in the delivery and payment process while also creating an economic identity for them that will allow for greater access to formal financial services.

Buy A Lady A Drink

The Stella Artois Buy A Lady A Drink initiative, launched in 2015 in partnership with Water.org, challenges consumers to be the generation that ends the global water crisis. Each purchase of a limited-edition Stella Artois chalice helps provide one woman in the developing world with five years of clean water. Through its partnership with Water.org, Stella Artois is helping provide millions of people in the developing world with access to clean, safe water. Stella Artois supports the work of Water.org through direct donations and sale of special edition chalices, packs and pours.

Watershed Protection

We continue to scale our water stewardship efforts by engaging in watershed protection measures, in partnership with local stakeholders, in high- stress areas across Argentina, Bolivia, Brazil, China, Colombia, Dominican Republic, El Salvador, India, Mexico, Mozambique, Namibia, Peru, South Africa, Tanzania, Uganda, the United States and Zambia. Together with local authorities, other water users, and non-governmental organizations like the World Wildlife Fund and The Nature Conservancy, we have devoted financial and technical resources to green infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts, and soil conservation techniques. To address the challenges specific to the local context, we have developed and implemented a comprehensive watershed management process at sites located in water-stressed areas. We are taking a results-based approach and have established baselines for measurement and tracking techniques based on pilot initiatives in a number of our high-risk communities. To date we have invested in long-term solutions across 28 sites where we seek to increase water security and improve water quality and availability for our communities and operations.

Renewable Energy

We are one of the world’s largest corporate buyers of electricity, a member of the RE100 and we are committed to sourcing 100% of our purchased electricity from renewables in order to reduce our carbon emissions and long-term energy cost, improve air quality and create jobs in the renewable energy industry. As members of the global corporate renewable energy initiative RE100, we follow the initiatives guidelines with our renewable electricity sources coming from solar, wind, biomass, biogas, geothermal and water. We also follow RE100 guidelines on energy generation, leveraging self-generated energy through either on-site installations or off-site PPAs. In 2016, we signed a contract to acquire 100% of our purchased electricity needs from wind power in our Mexico breweries and vertical operations by the second half of 2019. In September 2017, we announced an agreement with Enel Green Power in the United States where we committed to purchasing as much renewable electricity as is used to brew more than 20 billion 12-ounce servings of beer. In December 2018, we signed a 100MW solar power purchase agreement with Lightsource BP to secure renewable electricity for our U.K. operations, representing the largest unsubsidized solar energy deal in the United Kingdom to date. In 2019 we signed new renewable electricity contracts in Brazil, Colombia, Dominican Republic, South Africa, Vietnam and the UK. In 2020 we signed new renewable electricity contracts in China, El Salvador, Guatemala, Panama, Peru and U.K. To date, we have decarbonized across our value chain (scopes 1, 2, 3) over 10% from the 2017 baseline and have contracted 70% of our renewable electricity volume.

Recycling

We are driving and protecting the circular economy of our industry by increasing the amount of reused or recycled materials in our packaging and recovering more post-consumer waste. We aim to work with partners, suppliers and retailers across our value chain in this effort. Packaging, such as returnable glass bottles, is an important component of this effort, and increasing recycling, recovery and reuse also helps avoid loss of value. Following the pilots in our agriculture programs, we also have introduced BanQu, the blockchain enabled technology platform, into our recycling collectors programs in Zambia and Colombia. The technology provides transparency into transactions, meaning we are able to ensure collectors receive a fair price for the bottles and materials they collect and to build our understanding of those working within our supply chain.

Other Initiatives

We routinely engage with stakeholders including NGOs, academic institutions and local communities to understand and benefit from their perspectives on sustainable development along brewing value chains. We recognize the critical role that companies can play in addressing some of the world’s most pressing sustainability challenges, such as climate change and water scarcity. We are a signatory to the CEO Water Mandate, a public/private initiative of the United Nations Global Compact, which focuses on developing corporate strategies to address global water issues. We actively work to better understand and manage climate change and water risks across our supply chain and publicly report our risks and opportunities to the Carbon Disclosure Project.

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

Our four Global Smart Drinking Goals are:

•	City Pilots: reduce the harmful use of alcohol by at least 10% in six cities by the end of 2020 and implement best practices for reducing the harmful use of alcohol globally by the end of 2025;

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

Due to the COVID-19 pandemic and the effects of lockdowns and behavioral changes in communities, many of our City Pilot interventions were paused as we pivoted to address more pressing challenges related to the pandemic.

While we have not met our goal to reduce the harmful use of alcohol by 10% in the six City Pilots, we identified and measured which of the implemented interventions were most effective. The best practices will be replicated in 2021 in other communities.

Our Social Norms initiative is not just about spending a specified amount, but rather spending with impact, which requires the development and implementation of campaigns and programs grounded in social norms and social marketing theory. We have partnered with experts in this field to gather and consolidate the latest social marketing knowledge and best practices and apply them to the promotion of smart drinking. In 2018 we produced a

Social Marketing Toolkit for our marketing teams around the world, working in close collaboration with public health and behavior change experts. This Toolkit is a practical guide that collates and distills information about our Global Smart Drinking Goals, behavior change theory, social norms and social marketing principles and includes a comprehensive library of AB InBev harmful consumption of alcohol prevention initiatives to date, so that all our business units can replicate best practices easily. In 2020, our brands leveraged their social norms marketing methodology to develop more than 20 smart drinking campaigns. Additionally, our brands launched more than 20 social norms campaigns to promote COVID-19 prevention behaviors.

Through our No- and Low-Alcohol Beer initiative, we are offering consumers more options, which we believe can be an important way to help reduce harmful use of alcohol. Our ambition is for existing drinkers to integrate no-alcohol beers and beer with 3.5% ABV or lower into their current drink choices, giving them a tool to enable them to control their alcohol intake. To make this ambition a reality, we are investing to make our no- and low-alcohol products an available and appealing choice for current consumers of beverage alcohol. We have applied the same robust sales tracking tools to our no- and low-alcohol beers to identify opportunities for growth and help us get closer to achieving our volume goal. In 2020, we launched 11 new No- and Low-Alcohol Beer brands for a total of more than 80 brands in our portfolio. In 2020, No- and Low-Alcohol Beer brands accounted for 6.58% of our global beer volume.

Notwithstanding this progress, we are not on track to meet our goal for no- and low-alcohol beers to represent 20% of our volume by 2025. However, we are incorporating our experience into our efforts going forward. These lessons include better understanding the opportunity and identifying alternative solutions such as:

•	Liquid optimization in selected existing products when aligned with consumer preferences; and

•	Product innovations that give consumers an option to migrate from higher alcohol content categories into lower alcohol content ones.

Our Alcohol Health Literacy initiative exemplifies our belief in helping consumers understand why and how alcohol should be consumed within limits. We are collaborating with partners to identify and implement evidence-based means of increasing alcohol literacy among consumers. The AB InBev Foundation supported public health researchers at Tufts University School of Medicine to develop a consumer guidance label for beer to promote alcohol health literacy and reflect the current evidence base for consumer labelling. The guidance label is being implemented in markets where there is not already government mandated labeling in place and where it is permissible by local regulation. By the end of 2020, we have implemented guidance labels on 81% of our beer volume in more than 20 countries where there is no existing regulation on the matter. The remaining 19% will be executed in 2021.

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

With an eye on the future, in July 2020 we decided to expand the Foundation’s mission and modify its structure. The Foundation will continue its commitment to the Global Smart Drinking Goals, while at the same time, actively work to advance a broader set of the UN SDGs, including those on clean water and social development. The Foundation’s new structure will provide it with access to greater resources and the benefit of technical skills from other parts of our business. In 2020, the Foundation launched the COVID Community Fund to fund multi-stakeholder initiatives to support COVID-19 response and recovery. Also, in partnership with HBSA, the third party evaluator of the Global Smart Drinking Goals (GSDG) initiative, the Foundation launched the GSDG Data Library—an independent, external warehouse designed to make all the outcome data sourced in pursuit of the Foundation’s programs available to the public.

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

Safe roads are also a high priority for governments and advocacy groups, and we are strengthening the impact of our efforts through partnerships. These include our leadership in Together for Safer Roads (“TSR”), a private-sector coalition focused on improving road safety by facilitating innovation in safer fleets, data collection and modern management. Also, our partnership with the United Nations Institute for Training and Research (UNITAR) continued across 2020. In January 2020, we renewed our partnership with UNITAR for two more years at the annual meeting of the World Economic Forum (WEF) in Davos, Switzerland. Through our renewed partnership with UNITAR we translated the Safer Roads Toolkit into five languages to train over 1 000 people in more than 90 countries around the world and launched the Road Safety Toolkit app.

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

Human Rights

Respecting human rights is a non-negotiable commitment for our business. We have been a signatory to the United Nations Global Compact since 2005 and are committed to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. In 2019, we refreshed our Global Human Rights Policy and we continue to participate in industry and NGO initiatives that seek to improve business’ approach to respecting human rights. We understand that respecting human rights is fundamental to creating healthy, thriving communities, and that human rights must be respected. We recognize the role that business plays in respecting human rights in our operations, value chains and communities. As part of our commitment to respect human rights, we do not condone any form of human rights violations in our organization and in our value chains, and we have strong policies that guide how we monitor and work to address these issues.

Our People

It takes great people to build a great company. That is why we focus on attracting and retaining the best talent. Our approach is to enhance our people’s skills and potential through education and training, competitive compensation and a culture of ownership that rewards people for taking responsibility and producing results. Our ownership culture unites our people, providing the necessary energy, commitment and alignment needed to pursue our Purpose of Bringing People Together for a Better World.

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

Every year, we participate in the Global Be(er) Responsible Day (“GBRD”), a day we initiated and through which dozens of countries, hundreds of organizations and thousands of our colleagues join efforts to promote responsible alcohol consumption. The pandemic disruptions this past year gave us the opportunity to take GBRD to the digital world with activities across all our business units. One such activity was “Reinventing How We Drink: A GBRD Webcast,” which brought together our Chief Executive Officer, our senior leadership team and startup leaders who are disrupting and reinventing how we drink.

Our local teams also organized their own volunteering efforts. In Mexico, our volunteering program Voluntarios Modelo has mobilized around 700,000 people in volunteering activities in their communities since 2014, including many of our colleagues. In 2020, due to the COVID-19 pandemic, Voluntarios Modelo promoted digital volunteering and engaged more than 9,000 digital volunteers. In Brazil, our Volunteering Program VOA provided management training to 115 NGOs leveraging the management expertise of 554 of our colleagues, impacting over 5 million people indirectly. In Colombia, Peru and Ecuador, our volunteering program #MeUno engaged more than 67,000 volunteers in environmental and educational activities. In the United States, South Africa and Colombia, our Pro Bono Marathon leveraged the skills of 194 colleagues to help 13 non-profit partners solve organizational challenges.

Supporting disaster response

In 2020, in addition to the COVID-19 pandemic, hurricanes, floods, earthquakes, wildfires and other natural disasters struck with great force and frequency in many communities. We supported disaster relief and recovery efforts, mainly through emergency drinking water donations and provision of funds. In the United States, we donated over 1.4 million cans of emergency drinking water, leveraging a long-standing partnership with the American Red Cross, and added the necessary equipment to produce canned drinking water out of our brewery in Fort Collins, Colorado, in September 2018. In South Africa, we provided emergency drinking water to people affected by the drought in Cape Town. In Brazil, we provided funds and in-kind donations to hundreds of people who were displaced by the urban fire that affected the city of Manaus. In India, after floods hit the state of Kerala, 1,500 volunteers dedicated 6,000 hours to supply 185,000 bottles of drinking water to 20,000 families in areas of need. We also developed a Global Disaster Preparedness Toolkit so more of our Business Units can play a role in improving the resilience of communities to prepare, respond to and recover from disasters.

In response to the COVID-19 pandemic, we are working closely with local governments and other stakeholders to leverage our scale, capabilities and resources to support the fight against the pandemic and to do our part in the economic recovery. We have leveraged our facilities to produce and donate millions of units of hand sanitizer, face shields and packaged water. To support and empower the 20,000 direct farmers in our global supply chain, we fulfilled commitments to purchase crops in markets such as Mexico and India, even when our production was shut down. We are also providing farmers with personal protective equipment and critical information on health, hygiene and safe cultivation of their crops.

C. ORGANIZATIONAL STRUCTURE

Anheuser-Busch InBev SA/NV is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2020) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC	Delaware, U.S.A.	100%	100%
One Busch Place
St. Louis, MO 63118
Ambev S.A.	Brazil	61.83%	61.83%
Rua Dr. Renato Paes de Barros 1017 3° Andar Itaim Bibi
São Paulo, Brazil
Budweiser Brewing Company APAC Limited	Cayman Islands	87.22%	87.22%
1823, 18/F
Soundwill Plaza II – Mid Town 1-29 Tang Lung Street, Causeway Bay
Hong Kong
Cervecería Modelo de México, S. de R.L. de C.V.	Mexico	100%	100%
Cerrada de Palomas 22, 6th Floor, Reforma Social
Miguel Hidalgo 1650 Mexico City, Mexico
ABI SAB Group Holding Limited	United Kingdom	100%	100%
Bureau, 90 Fetter Lane
London EC4A 1EN, United Kingdom

For a more comprehensive list of our most important financing and operating subsidiaries, see note 36 of our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31  December 2020.

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

The following is a review of our financial condition and results of operations as of 31 December 2020 and 2019, and for the three years ended 31 December 2020, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020.

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

Widespread Health Emergencies

Our results of operations have been and may continue to be negatively impacted by widespread health emergencies (or concerns over the possibility of such an emergency), such as the COVID-19 pandemic and the actions taken in response to it, which can cause a decline in consumer demand for our products. See “Item 3. Key Information—D. Risk Factors” for further details regarding the effects of the COVID-19 pandemic on our business.

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in the start-up or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2020 and 2019 are described below. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 included in this Form 20-F.

Completion of the disposal of CCBA

In 2018, we completed the sale of our carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company. In 2019, we completed the sale of all of our carbonated soft drink business in eSwatini (Swaziland) and certain non-alcoholic beverage brands in El Salvador and Honduras. In El Salvador and Honduras, we have executed long-term bottling agreements which became effective in 2019 upon the closing of the El Salvador and Honduras brand divestitures. In 2020, The Coca-Cola Company acquired our interest in the bottling operations of our business in Lesotho.

Listing of Budweiser APAC on the Hong Kong Stock Exchange

On 30 September 2019, we successfully completed the listing of a minority stake of our Asia Pacific subsidiary, Budweiser APAC, on the Hong Kong Stock Exchange for USD 5.0 billion. On 3 October 2019, an over-allotment option in connection with the initial public offering of a minority stake of Budweiser APAC was fully exercised, resulting in additional gross proceeds of USD 750 million. Following the full exercise of the over- allotment option, we control 87.22% of the issued share capital of Budweiser APAC.

Divestiture of Australia Business to Asahi

On 1 June 2020, we completed the sale of our Australia business (Carlton & United Breweries) to Asahi for AUD 16.0 billion, resulting in net proceeds of USD 10.8 billion. As part of this transaction, we granted Asahi rights to commercialize our portfolio of global and international brands in Australia.

Effective 30 September 2019, we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020.

Acquisition of Craft Brew Alliance

On 30 September 2020, we completed the acquisition of the remaining 68.8% stake in Craft Brew Alliance for net consideration of USD 0.2 billion and obtained 100% control over Craft Brew Alliance.

Goodwill impairment

The COVID-19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which we operate. The decline in performance resulting from the COVID-19 pandemic was viewed as a triggering event for impairment testing in accordance with IAS 36 Impairment of Assets. Consequently, we conducted an impairment test during the second quarter of 2020 for the cash-generating units showing the highest invested capital to EBITDA multiples: Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific.

During our interim goodwill impairment testing, we considered several scenarios of the recovery of sales for the different cash-generating units being tested and ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. These scenarios were based on our assumptions by 30 June 2020, on the recovery in a base case (which we deemed to be the most likely case at the time of the impairment test), a best case and a worst case scenario per cash generating unit following the common recovery shapes: L, U and V where the letters describe the trajectory of key assumptions tracking economic conditions. In view of the uncertainties, we assumed a 15 to 30% probability for the worst case scenario, dependent on the-cash generating units in this interim impairment testing.

Based upon the results of the impairment test, we concluded that no goodwill impairment was warranted under the base and best case scenarios. Nevertheless, under the worst case scenario ran with higher discount rates to factor the heightened business risk, we concluded that the recoverable amounts were below the carrying value for the South Africa and Rest of Africa cash-generating units. As a consequence, we concluded, based on the valuations performed, that it was prudent in view of the uncertainties to record an impairment of goodwill of USD 1.5 billion for the South Africa cash-generating unit and USD 1.0 billion for the Rest of Africa cash-generating unit applying a 30% probability of occurrence.

We did not recognize any additional impairment of goodwill based on the results of the annual impairment testing conducted in the fourth quarter of 2020. Please refer to note 14 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 included in this Form 20-F.

Issuance of Minority Stake in US-based Metal Container operations

On 31 December 2020, we completed the issuance of a 49.9% minority stake in our US-based metal container operations to Apollo Global Management, Inc. for net proceeds of USD 3.0 billion. This transaction allowed us to create additional shareholder value by optimizing the business at an attractive price and generate proceeds to repay debt, in line with our deleveraging commitments. We retained operational control of our US-based metal container operations. As required by IFRS 10 Consolidated Financial Statements, the transaction was reported in our consolidated statement of changes in equity, resulting in recognition of USD 1.9 billion in Non-controlling interest and USD 1.1 billion in Reserves.

Brazilian Tax Credits

In the fourth quarter of 2020, our subsidiary Ambev concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized USD 481 million income in Other operating income and USD 315 million of interest income in Finance income for the year ended 31 December 2020. In 2019 and 2018, such credits were reported in Revenue. We have not revised the prior periods for the new accounting policy based on our assessment of materiality of such tax credits in 2019 and 2018.

Other Acquisitions, Divestitures and Structural Changes

Following the combination with SAB in 2016, we decided to maintain the SAB Zenzele share-scheme (“Zenzele Scheme”), the broad-based black economic empowerment (B-BBEE) scheme which provided opportunities for black South Africans, including employees (through The SAB Zenzele Employee Trust), SAB retailers (through SAB Zenzele Holdings Limited) and The SAB Foundation, to participate as shareholders of our indirect subsidiary, The South African Breweries Pty Ltd (SAB). The Zenzele Scheme, originally implemented by SAB in 2010 as a 10-year scheme, was amended at the time of the combination with SAB and matured on 31 March 2020.

Obligations to the SAB Foundation and the employees as beneficiaries of The SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the COVID-19 pandemic the remaining settlement was postponed, and it is now intended that the SAB retailers will receive the balance of their entitlement (22.6%) on or before 31 May 2021, at which time we and SAB will implement the new B-BBEE scheme as described below.

In total, 10.8 million of our Treasury shares (out of which 1.3 million shares were delivered to SAB Foundation, which is consolidated by us) with a total value of USD 491 million were used in 2020 to settle the obligations to the participants of the Zenzele Scheme. The total value delivered to the participants of the Zenzele Scheme amounted to ZAR 8.6 billion.

As part of the combination with SAB in 2016, we made a commitment to the South African Government and Competition Authorities to create a new B-BBEE scheme upon maturity of the Zenzele Scheme in 2020. In order to create the new B-BBEE scheme, the following steps will be undertaken:

•

The new scheme will be implemented through the listing of a special purpose company, which will be called Zenzele Kabili Holdings Limited (Zenzele Kabili) on the segment of the Johannesburg Stock Exchange’s Main Board on which an issuer may list its B-BBEE shares;

•	Zenzele Kabili will hold unencumbered our shares;

•	Existing Zenzele participants (SAB retailers and The SAB Foundation) will be given an option to reinvest a portion of their Zenzele payout into Zenzele Kabili;

•	A new Employee Share Plan, funded by us, will subscribe for shares in Zenzele Kabili.

The settlement of the balance of the SAB Retailers entitlement and the new B-BBEE scheme is estimated to require approximately ZAR 5.5 billion (USD 0.4 billion2) in facilitation and notional vendor funding. The settlement would be equivalent to 5.4 million of our shares based on the share price and the ZAR Euro exchange rate as at 31 December 20203. It is the intention that our Treasury shares will be used for the settlement of the new B-BBEE scheme. This scheme arrangement meets the criteria under IFRS 2 to be classified as equity settled.

During 2019 and 2020, we undertook a series of additional acquisitions and disposals with no significant impact to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 included in this Form 20-F.

In addition to the acquisitions and divestitures described above, we may acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. This is particularly true for developing countries in our Middle Americas, South America and Asia Pacific regions, as well as certain countries in our EMEA region, which tend to have lower disposable income per capita and may be subject to greater economic volatility than our markets in North America and developed countries in EMEA. The level of inflation has been particularly significant in our South America region and in certain countries within the EMEA region. In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018 (see “—Foreign Currency”). As measured by the Instituto Nacional de Estadística y Censos, Argentine inflation was approximately 36.1% in 2020. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

In addition to affecting demand for our products, the general economic conditions described above may cause consumer preferences to shift between on-trade consumption channels, such as restaurants and cafés, bars, sports and leisure venues and hotels, and off-trade consumption channels, such as traditional grocery stores, supermarkets, hypermarkets and discount stores. Products sold in off-trade consumption channels typically generate higher volumes and lower margins per retail outlet than those sold in on-trade consumption channels, although on-trade consumption channels typically require higher levels of investment. The relative profitability of on-trade and off-trade consumption channels varies depending on various factors, including costs of invested capital and the distribution arrangements in the different countries in which we operate. A shift in consumer preferences towards lower-margin products may adversely affect our price realization and profit margins. In addition, the implementation of social distancing and lockdown measures in many of our major markets as a result of the COVID-19 pandemic has caused, and may continue to cause, consumer preferences to shift from the on-trade consumption channel to the off-trade consumption channel, further impacting our performance.

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

[2]	Converted at the 31 December 2020 closing rate.
[3]	Calculated assuming our closing share price of EUR 57.01 per share and an exchange rate of ZAR 18.021914 to EUR 1.00 as at 31 December 2020.

Product Mix

The results of our operations are substantially affected by our ability to build on our strong family of brands by relaunching or reinvigorating existing brands in current markets, launching existing brands in new markets and introducing brand extensions and packaging alternatives for our existing brands, as well as our ability to both acquire and develop innovative local products to respond to changing consumer preferences. Strong, well- recognized brands that attract and retain consumers, for which consumers are willing to pay a premium, are critical to our efforts to maintain and increase market share and benefit from high margins. See “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer” for further information regarding our brands.

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

The price of the raw and packaging materials that we use in our operations is determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, supplier’s capacity utilization, end-user demand, governmental regulations including tariffs, and legislation affecting agriculture and trade. In particular, the price of the cans and bottles in which our products are packaged may be affected by the demand for such materials among other companies in the fast-moving consumer goods sector. We are also exposed to increases in fuel and other energy prices through our own and third-party distribution networks and production operations. Furthermore, we are exposed to increases in raw material transport costs charged by suppliers. Increases in the prices of our products could affect demand among consumers, and, thus, our sales volumes and revenue. Even though we seek to minimize the impact of such fluctuations through financial and physical hedging, the results of our hedging activities may vary across time.

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

Although specific results may vary depending on the relevant distribution arrangement and market, in general, the use of own distribution or third- party distribution networks will have the following effects on our results of operations:

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

Excise Taxes

Taxation on our beer, other alcoholic beverage and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For further discussion of excise taxes and the risk of increased tax rates as a result of the COVID-19 pandemic, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to adverse changes in taxation and other tax-related risks” and “—Financial Risks —Our business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic.”

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

Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit. During 2020, several currencies, such as the Brazilian real, the Colombian pesos, the Mexican pesos, the Peruvian sol and the South African rand, depreciated against the U.S. dollar while the Euro strengthened against the U.S. dollar. Our total consolidated revenue was USD 46.9 billion for the year ended 31 December 2020, a decrease of USD 5.4 billion compared to the year ended 31 December 2019. The negative impact of unfavorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2020 was USD 3.4 billion, primarily as a result of the impact of the currencies listed above.

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

2020 consumption patterns were significantly impacted by the COVID-19 pandemic and the implementation of social distancing and lockdown measures in most of our markets, including the closure of bars, clubs and restaurants and restrictions on sporting events, music festivals and similar events, which affected normal seasonality of consumption of our products.

B. SIGNIFICANT ACCOUNTING POLICIES

For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 included in this Form 20-F.

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

Summary of Changes in Accounting Policies

In March 2020, the SEC amended its regulations regarding financial information of guarantors and issuers of guaranteed securities registered or being registered. We adopted these amendments for the year ended 31 December 2020, which included replacing guarantor condensed consolidating financial information with summarized financial information for the combined obligor group (Parent, Issuer and Guarantor Subsidiaries) in accordance with the amended regulations and no longer requiring guarantor cash flow information, financial information for non-guarantor subsidiaries, or a reconciliation to the consolidated results. The location of the required disclosures has been removed from the Notes to the Consolidated Financial Statements and moved to “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Guarantor Financial Information”.

In the fourth quarter of 2020, our subsidiary Ambev concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision, Ambev recognized USD 481 million of income in Other operating income and USD 315 million of interest income in Finance income for the year ended 31 December 2020. In 2019 and 2018, such credits were reported in Revenue. We have not revised the prior periods for the new accounting policy based on our assessment of materiality of such tax credits in 2019 and 2018.

Effective 1 January 2019, we reorganized our regional reporting structure. As of that date, our results are reported under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We continue to separately report the results of Global Export and Holding Companies.

To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing our consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020. A number of amendments to standards effective for annual periods beginning after 1 January 2020 have not been discussed either because of their non-applicability or immateriality to our consolidated financial statements.

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

•

Effective 1 January 2019, we adopted IFRIC 23 Uncertainty over Income Tax Treatments and have elected to apply IFRIC 23 retrospectively. The cumulative effect of the interpretation was recognized at the date of initial application and we have not restated comparative periods in the year of initial application. We reviewed the income tax treatments in order to determine whether the interpretation could have an impact on our consolidated financial statements. In that respect, as of 31 December 2019, we reclassified USD 573 million of our existing income tax provisions into income tax liabilities, consistent with the discussions held at the IFRS Interpretation Committee, which concluded that an entity is required to present assets and liabilities for uncertain tax treatments as current tax assets/liabilities or deferred tax assets/liabilities.

For additional information, see note 3 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020.

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

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deduction from revenue recorded by us in relation to these taxes was approximately USD 11.6 billion and USD 13.4 billion for the years ended 31 December 2020 and 2019, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that include a significant amount of goodwill and other intangible assets, including the acquisitions of Anheuser-Busch Companies, Grupo Modelo and SAB.

As of 31 December 2020, our total goodwill amounted to USD 121.0 billion, and our intangible assets with indefinite useful lives amounted to USD 39.4 billion.

During the second quarter of 2020, we reported a USD 2.5 billion non-cash goodwill impairment charge. The COVID-19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which we operate. By 30 June 2020, we concluded that a triggering event occurred which required us to perform an impairment test. The impairment test considered three scenarios for recovery of sales for the tested cash-generating units: a base case (which we deemed to be the most likely case at the time of the interim impairment test), a best case and a worst case. Based on the results of the interim impairment test, we concluded that no goodwill impairment was warranted under the base and best case scenarios. Nevertheless, under the worst case scenario ran with higher discounts rates to factor the heightened business risk, we concluded that the estimated recoverable amounts were below their carrying value for the South Africa and Rest of Africa cash-generating units.

As a consequence, we determined that it was prudent, in view of the uncertainties, to record an impairment charge of USD 1.5 billion for the South Africa cash-generating unit and USD 1.0 billion for the Rest of Africa cash-generating unit applying a 30% probability of occurrence of the worst case scenario. Based on the annual goodwill impairment testing reperformed by us during the fourth quarter of 2020, no additional impairment charge was warranted. See note 14 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 included in this Form 20-F.

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

We test our goodwill and other long-lived assets for impairment annually in the fourth quarter or whenever events and circumstances indicate that the recoverable amount, determined as the higher of the asset’s fair value less cost to sell and value in use, of those assets is less than their carrying amount. The testing methodology consists of applying a discounted cash flow approach based on acquisition valuation models for the cash- generating units showing an invested capital to EBITDA, as defined, multiple above 9x, and valuation multiples for our other cash-generating units. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. If our current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of our control, change unfavorably, the estimated fair value of the goodwill could be adversely affected, leading to a potential impairment in the future. Impairments can also occur when we decide to dispose of assets.

The key judgments, estimates and assumptions used in the discounted cash flow calculations are generally as follows:

•

In the first three years of the model, cash flows are based on our one-year plan as approved by key management and management assumptions for the following two years. The three-year plan model is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions. For the interim goodwill impairment testing, we assumed a base case, best case and worst case scenario for each cash-generating unit being tested and ran sensitivities. For the annual impairment testing, we considered a single scenario;

•

For the subsequent seven years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as macro-economic and industry assumptions, variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term gross domestic product, growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

•

Projections are discounted at the unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric with more conservative assumptions in the worst case scenario interim impairment testing to factor the heightened business risk; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 5%.

For the cash generating units subject to a discounted cash flow approach, the WACC applied in US dollar nominal terms were as follows:

	Year ended 31 December 2020	6 months ended 30 June 2020(1)	Year ended 31 December 2019
Colombia	6%	6% - 7%	6%
Rest of Middle Americas	9%	10% - 11%	9%
South Africa	7%	7% - 8%	7%
Rest of Africa	10%	10% - 12%	10%
Rest of Asia Pacific	6%	8%	—

Notes:

(1)	The higher WACC was applied in the worst case scenario in the interim impairment testing.

In the sensitivity analyses carried out as at 30 June 2020, based on the worst case discounted cash flow calculations, an adverse change of 1% in the WACC applied would lead to a reduction of the recoverable amount below the carrying amount for the South Africa, Rest of Africa, Columbia and Rest of Middle Americas cash-generating units and would give rise to an additional impairment of USD 0.6 billion for the South Africa and Rest of Africa cash-generating units, applying a 30% probability of occurrence.

These calculations were based on management’s assessment of reasonably possible adverse changes in key assumptions at the time of the interim impairment testing, yet they are hypothetical and should not be viewed as an indication that these factors are likely to change. The sensitivity analyses should therefore be interpreted with caution.

In the sensitivity analysis performed by management during the annual impairment testing in 2020 and 2019, an adverse change of 1% in WACC would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators (i.e., recent market transactions from peers).

Impairment testing of intangible assets with an indefinite useful life is based on the same methodology and assumptions as described above.

For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 8, 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020.

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

Assumptions used to value-defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Remeasurements, comprising actuarial gains and losses, the effect of asset ceilings (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized, see the sensitivity analysis within note 25 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020.

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

Share-Based Compensation

We have various types of equity-settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 26 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 included in this Form 20-F and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. Expected volatility is based on historical volatility calculated over a 10-year period.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 32 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and in note 32 to our audited consolidated financial statements as of 31 December 2020 and 2019 and for the three years ended 31 December 2020, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

Following the announcement on 19 July 2019 of the agreement to divest CUB to Asahi, we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020. The transaction closed on 1 June 2020.

The financial performance of each business segment, including its sales volume and revenue, is measured based on our product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere.

In 2020, Middle Americas accounted for 22.8% of our consolidated volumes; North America for 20.1%; Asia Pacific for 15.4%; EMEA for 14.4%; South America for 27.2%; and Global Export and Holding Companies for 0.2%. A substantial portion of our operations is carried out through our four largest subsidiaries: Anheuser-Busch Companies (wholly owned); Ambev (61.83% owned as of 31 December 2020); Grupo Modelo (wholly owned); Budweiser APAC (87.22% owned as of 31 December 2020); and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, during 2020, we also had non-beer activities (primarily consisting of soft drinks) within Middle Americas, particularly in the Dominican Republic, El Salvador, Honduras, Colombia and Peru; within South America, particularly in Argentina, Brazil, Bolivia and Uruguay; and in North America, particularly with the Hiball and Teavana business in the United States. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.

D. EQUITY INVESTMENTS

See note 16 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 for more information.

E. RESULTS OF OPERATIONS

Year Ended 31 December 2020 Compared to the Year Ended 31 December 2019

The table below presents our condensed consolidated results of operations for the years ended 31 December 2020 and 2019.

	Year ended 31 December 2020	Year ended 31 December 2019	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	530,644	561,427	(5.5)
Revenue	46,881	52,329	(10.4)
Cost of sales	(19,634)	(20,362)	3.6
Gross profit	27,247	31,967	(14.8)
Selling, General and Administrative expenses	(15,368)	(16,421)	6.4
Other operating income/(expenses)	845	875	(3.4)
Exceptional items	(3,103)	(323)	—
Profit from operations (EBIT)	9,620	16,098	(40.2)
EBITDA, as defined(2)	16,951	20,755	(18.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and beyond beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2020	Year ended 31 December 2019	Change
	(thousand hectoliters)		(%)(1)
North America	106,846	108,133	(1.2)
Middle Americas	120,800	133,538	(9.5)
South America	144,209	139,664	3.3
EMEA	76,207	85,888	(11.3)
Asia Pacific	81,649	93,168	(12.4)
Global Export and Holding Companies	933	1,036	(9.9)

Total	530,644	561,427	(5.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes were 530,644 million hectoliters for the year ended 31 December 2020. This represented a decrease of 30.8 million hectoliters, or 5.5% compared to our consolidated volumes for the year ended 31 December 2019. The results for the year ended 31 December 2020 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020.

•

On 1 June 2020, we completed the sale of our Australia business (Carlton & United Breweries) to Asahi for AUD 16.0 billion, resulting in net proceeds of USD 10.8 billion. As part of this transaction, we granted Asahi rights to commercialize our portfolio of global and international brands in Australia. Effective 30 September 2019, we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020. In addition, on 30 September 2020, we completed the acquisition of the remaining 68.8% stake in Craft Brew Alliance for net consideration of USD 0.2 billion and obtained 100% control over Craft Brew Alliance (collectively, the “2020 acquisitions and disposals”).

•

During 2019 we undertook a series of acquisitions and disposals with no significant individual impact in our consolidated financial statements (the “2019 acquisitions and disposals” and, together with the 2020 acquisitions and disposals, the “2019 and 2020 acquisitions and disposals”). The 2019 and 2020 acquisitions and disposals positively impacted our volumes by 1.2 million hectoliters (net) for the year ended 31 December 2020 compared to the year ended 31 December 2019.

For further details of these acquisitions and disposals, see “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 included in this Form 20 F.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes decreased 5.7% in the year ended 31 December 2020 compared to our volumes for the year ended 31 December 2019. Our own beer volumes decreased 5.8% in the year ended 31 December 2020 compared to the year ended 31 December 2019. On the same basis, in the year ended 31 December 2020, our non-beer volumes decreased 3.8% compared to the same period in 2019. The decline was primarily driven by impact of the COVID-19 pandemic.

North America

In the year ended 31 December 2020, our volumes in North America decreased by 1.3 million hectoliters, or 1.2%, compared to the year ended 31 December 2019.

Excluding volume changes attributable to the 2019 and 2020 acquisitions and disposals described above, our total volumes decreased by 1.4% in the year ended 31 December 2020 compared to the year ended 31 December 2019.

In response to the COVID-19 pandemic, “stay-at-home” orders and other social distancing measures were implemented in the United States beginning in the middle of March 2020. We have since observed a gradual reopening of the on-premise channel, though the pace has been varied and there have been additional restrictions enforced as the year progressed. In the fourth quarter of 2020, the industry was impacted by the second wave of the COVID-19 pandemic and corresponding restrictions to the on-premise channel. Our advanced planning and analytic capabilities and global supply chain enabled us to effectively serve customers and consumers even with continued industry pressure and volatility caused by the COVID-19 pandemic. Our sales-to-retailers (“STRs”) declined by 0.2% in 2020, slightly below an industry that declined by 0.1%. This resulted in an estimated market share loss of 5 bps, as our above core portfolio gained an estimated 110 bps and our mainstream brands lost an estimated 115 bps. Our sales-to-wholesalers (“STWs”) declined by 1.7%. Our above core portfolio continued to outperform, driven by the ongoing momentum of Michelob Ultra and successful innovations such as Bud Light Seltzer. Michelob Ultra was once again the second-highest selling beer by value in the United States, after Bud Light, and was the number one share gainer in beer excluding flavored malt beverages in 2020, according to IRI. In addition, our portfolio of seltzers grew at double the rate of the industry, driven by a successful launch of Bud Light Seltzer. Continued execution of our commercial strategy has also resulted in flat share of mainstream segment in 2020.

In Canada, the COVID-19 pandemic resulted in a shift from the on-premise to the off-premise channel: as government restrictions came into place in the middle of March 2020, the on-premise channel was effectively shut down. In the fourth quarter of 2020, a second wave of the COVID-19 pandemic resulted in renewed restrictions. Our business in Canada grew volumes by low single digits in 2020, ahead of the industry, due to the consistent execution of our commercial strategy. This was driven by the outperformance of our above core brands, led by Corona and Michelob Ultra. Corona grew by high single digits and Michelob Ultra was the fastest growing beer brand for the second year in a row. Our beyond beer portfolio grew by over 25%, driven by successful innovations in the Mike’s Hard brand family and the expansion of the hard seltzer category.

Middle Americas

In the year ended 31 December 2020, our volumes in Middle Americas decreased by 12.7 million hectoliters, or 9.5%, compared to the year ended 31 December 2019.

Excluding volume changes attributable to the 2019 and 2020 acquisitions and disposals described above, our total volumes decreased by 10.3% in the year ended 31 December 2020 compared to the year ended 31 December 2019.

In 2020, our business in Mexico delivered a very healthy performance in the context of a volatile external environment. Our volumes in Mexico declined by high single digits due to a two-month government-mandated shutdown of our operations in the second quarter of 2020. We rapidly resumed operations and outperformed the industry in the year, resulting in continued market share gains. We remain focused on developing our portfolio in line with the category expansion framework. We continue to strengthen our core brands, with the growth of Corona and Victoria combined outperforming the industry in 2020. Our above core portfolio is growing at a rapid pace, with the Modelo family of brands contributing the largest absolute volume growth in the beer category. Michelob Ultra also demonstrated strong results. Leveraging the brand’s consumer proposition and equity, we recently launched pilots of Michelob Ultra Hard Seltzer as we drive our focus on industry growth, by leading the way in new segments. We continue to support our customers through trade reactivation programs and digital solutions, such as the rollout of BEES, which more than doubled in size throughout 2020. Our proprietary chain of retail stores, Modelorama, expanded its footprint with over 600 new locations to reach a total of approximately 9,500 outlets across the country. We also successfully completed the third and fourth waves of our expansion into the country’s largest convenience store, OXXO, making our brands available in over 7,700 stores. In line with our plan, we launched the next phase of the rollout into an approximately 1,100 more stores in January 2021. We remain excited about the long-term growth potential of these opportunities.

In Colombia, the first half of 2020 was significantly impacted by social distancing measures put in place in the middle of March 2020 including a national quarantine. The on-premise channel, which comprises slightly more than 50% of our volumes, was closed across the country, although sales were permitted for home delivery. The restrictions began to ease throughout the second quarter of 2020 and in June, a gradual re-opening of certain sectors of the economy led to improving consumer confidence and disposable income. In 2020, our total volumes declined by high-single digits, with volume declines in both beer and non-beer. Our teams continue to work closely with local governments to support the safe recovery of the on-premise channel. We continue to successfully expand the premium segment, led by our global brand portfolio, which grew by high teens in 2020. As part of our digital transformation journey, we accelerated the rollout of BEES which is now utilized by hundreds of thousands of our customers and converting the majority of our revenue digitally by the end of 2020.

In Peru, volume declined by double-digits due to a government-mandated shutdown in March and April 2020 and stay-at-home restrictions in the following months. However, our performance improved progressively as restrictions were lifted. We remain focused on implementing our category expansion framework. Our global brands finished the year with a strong performance, growing by high double-digits. Our smart affordability innovation, Golden, which provides consumers with a unique combination of maize and barley at affordable prices, continues to deliver good results. We also announced that we are sourcing all of our maize for Golden from local farmers to continue supporting the country’s economic recovery.

In Ecuador, our volumes declined by double-digits in 2020, impacted by the COVID-19 pandemic and associated government restrictions. Our performance was significantly impacted by government measures starting in March 2020, that shut down the on-premise channel across the country, as well as some local measures that shut down full regions. The restrictions were gradually lifted as of September 2020, although we remain cautious as government restrictions were re-implemented across the country in the last two months of 2020. We continue to focus on expanding the beer category and are seeing success from our premiumization initiatives. Our global brands finished the year strong, led by the expansion of Corona and Stella Artois, and we recently enhanced our premium brand portfolio with the launch of Beck’s. Additionally, we are focused on bringing more consumers into the category through attractive price points with high quality products such as our local crop innovation, Nuestra Siembra, which continues to deliver strong results.

South America

In the year ended 31 December 2020, our volumes in South America increased by 4.5 million hectoliters, or 3.3%, compared to the year ended 31 December 2019, with our beer volumes increasing 4.9% and soft drinks decreasing 1.8%.

Excluding volume changes attributable to the 2019 and 2020 acquisitions and disposals described above, our volumes increased by 3.2%.

In Brazil, our volumes increased by 4.2%. In March 2020, restrictive measures were implemented across Brazilian states in response to the COVID-19 pandemic, including the lockdown of the on-premise channel impacting our volumes in the first half of 2020. However, our beer business in Brazil delivered a strong performance this year in a challenging environment. We grew beer volumes by 5.6% in 2020, outperforming the industry, through the successful execution of our customer- and consumer-centric strategy and by driving operational excellence. Our premium portfolio outperformed the industry, we stabilized the performance of our core brands and we delivered highly successful innovations such as Brahma Duplo Malte, a brand that has greatly expanded the previously under-developed core plus segment. We continue to advance the digital transformation of our business, with our online B2B marketplace and direct-to-consumer initiatives growing at an exponential rate and rapidly expanding across the country. Almost half of our active customers are currently utilizing BEES. Our main direct-to-consumer initiative, Zé Delivery, is now in all 27 Brazilian states significantly accelerated with more than 27 million orders fulfilled in 2020. Our performance was also positively impacted by government subsidies from April to December that increased consumer disposable income, leading to increased consumer demand. Our non-beer volumes were flattish in 2020.

In Argentina, as of the middle of March 2020, a full national lockdown was implemented in response to the COVID-19 pandemic. The on-premise channel was effectively shut down and there were restrictions on hours of operation in the off-premise channel, which represents approximately 90% of our volume. We delivered slight volume growth this year and outperformed the industry, even in the context of a challenging consumer environment. This was a result of leveraging our diverse brand portfolio, led by the double-digit growth of our premium and core plus brands, coupled with our unparalleled scale, operational excellence and the digital transformation of our business with direct-to-consumer initiatives.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the year ended 31 December 2020 decreased by 9.7 million hectoliters, or 11.3%, compared to the year ended 31 December 2019.

Excluding volume changes attributable to the 2019 and 2020 acquisitions and disposals described above, our beer volumes for the year ended 31 December 2020 decreased 10.8% compared to the year ended 31 December 2019.

In Europe, we observed a widespread shut down of the on-premise channel beginning in March 2020, which represented approximately 30% of our business in the region. In June 2020, we saw the gradual re-opening of the on-premise channel in most of our markets, resulting in improved volume trends. In the fourth quarter of 2020, our performance was significantly impacted by renewed on-premise shutdowns and mobility restrictions. As a result, our volume in Europe declined by high single digits in 2020. We estimate we gained market share on a full year basis in the majority of our key markets, with particularly strong gains in France, Germany and the Netherlands.

Our business in South Africa was significantly impacted by three outright government-mandated bans on the sale of alcohol over the course of 2020, which resulted in double-digit volume decline. The first ban began in late March 2020 and lasted until the end of May 2020, which included a complete ban on the sale of alcohol beverages. Our brewery and distribution operations were severely restricted by the government mandates in place during this time. We fully resumed our operations at the beginning of June 2020, however, our business in South Africa was significantly impacted by a second outright ban on the sale of alcohol beverages implemented from mid-July to mid-August 2020. We observed robust consumer demand once the government lifted the ban with volume growth resuming in September 2020. On 29 December 2020, the government instituted a third alcohol ban, affecting a key selling week for beer. Outside of these bans, we saw solid underlying consumer demand for our portfolio throughout 2020, resulting in estimated market share gains in both beer and total alcohol. We saw consumers shifting to more affordable brands and bulk returnable packages, particularly benefitting our core brands, such as Carling Black Label. Our flavored alcohol beverages, Brutal Fruit and Flying Fish, outperformed this year, reinforcing the advantages of a diverse brand portfolio to meet consumer needs across styles and price points. The third alcohol ban was lifted on 1 February 2021 and we were able to resume our operations on 2 February 2021.

In Africa excluding South Africa, measures taken to combat the COVID-19 pandemic varied by country, but implementation generally began in late March and early April 2020 to shut down the on-premise channel in most markets. Our breweries mostly remained operational and we were servicing the market, primarily the off-premise channel, in compliance with government regulations. Our business was negatively impacted by the COVID-19 pandemic, but we saw resilient consumer demand in many of our markets as restrictions began to ease. We delivered healthy volume growth in Mozambique and Zambia this year. Volumes declined in Tanzania and Uganda, as both markets were impacted by an ongoing challenging economic environment. In Nigeria, we delivered low-single digit volume growth in 2020, driven by successful investments in developing our brand portfolio and enhancing our route-to-market capabilities.

Asia Pacific

For the year ended 31 December 2020, our volumes decreased by 11.5 million hectoliters, or 12.4%, compared to the year ended 31 December 2019.

Excluding volume changes attributable to the 2019 and 2020 acquisitions and disposals described above, our total volumes decreased by 12.3% in the year ended 31 December 2020 compared to the year ended 31 December 2019.

In 2020, our volumes in China declined by 10.0%. COVID-19 struck China in late January 2020, just before the start of the Chinese New Year celebrations, one of the largest consumption occasions of the year. Most provinces implemented significant lockdown measures to combat the virus, lasting from late January through at least the end of February 2020. During this period, we observed virtually no activity in the nightlife channel, very limited activity in the restaurant channel and a meaningful decline in the in-home channel. In March 2020, we observed a steady recovery in the in-home and restaurant channels, though the nightlife channel was recovering at a slower pace due to ongoing social distancing measures. By the end of March 2020, we had re-opened all our breweries in China and almost all our wholesalers had resumed operations. Our business in China continued to recover throughout the course of the year, including in the on-premise channel. While we lost substantial market share between February and April 2020 due to the COVID-19 impact on the on-premise channel, we recovered through our effective commercial actions and resource allocation. We consistently gained market share in each subsequent quarter, especially in the fourth quarter of 2020, with an estimated market share gain of 140 bps. As a result, we significantly reduced the 2020 market share loss to an estimated 55 bps. Premiumization continues to be a key driver of growth, led by our premium and super premium portfolios, with brands such as Budweiser. We estimate that we continue to lead the beer category in the e-commerce channel with a market share twice that of the next brewer and leveraging this growing channel to launch our innovation products.

South Korea faced a significant outbreak of the virus in late February 2020, though businesses largely remained open across most of the country. In the third quarter of 2020, we faced a challenging operating environment, due to another COVID-19 outbreak that severely impacted consumer confidence and resulted in significant restrictions on the on-premise channel. In the fourth quarter of 2020, South Korea faced its most serious outbreak of the COVID-19 pandemic and consequently the toughest level of restrictions yet. We estimate that our total market share declined by approximately 220 bps in 2020, more than half of which was driven by channel mix shift mainly resulting from the COVID-19 pandemic. In the growing in-home channel, we grew market share in 2020, according to Nielsen. In the on-premise channel, while we estimate that we lost market share in 2020, the trend improved throughout the year with gains in the fourth quarter of 2020 driven by the increasing momentum of Cass. We continued to lead the Premium space and estimate that we outperformed the industry in this segment.

Global Export and Holding Companies

For the year ended 31 December 2020, Global Export and Holding Companies volumes remained flat compared to the same period last year.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2020 as compared to our revenue for the year ended 31 December 2019.

	Year ended 31 December 2020	Year ended 31 December 2019	Change
	(USD million)		(%)(1)
North America	15,622	15,488	0.9
Middle Americas	10,032	11,912	(15.8)
South America	8,092	9,790	(17.3)
EMEA	6,835	7,911	(13.6)
Asia Pacific	5,648	6,544	(13.7)
Global Export and Holding Companies	652	685	(4.8)

Total	46,881	52,329	(10.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 46,881 million for the year ended 31 December 2020. This represented a decrease of USD 5,448 million, or 10.4%, as compared to our consolidated revenue for the year ended 31 December 2019. The results for the year ended 31 December 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020, (ii) change in the presentation of the Brazilian tax credits (see “— B. Significant Account Policies —Summary of Changes in Accounting Policies” above) and (iii) currency translation effects.

•

The 2019 and 2020 acquisitions and disposals and change in the presentation of the Brazilian tax credits negatively impacted our consolidated revenue by USD 81 million for the year ended 31 December 2020 compared to the year ended 31 December 2019.

•

Our consolidated revenue for the year ended 31 December 2020 also reflects a negative currency translation impact of USD 3,410 million mainly arising from currency translation effects in South America and Middle Americas.

Excluding the effects of the 2019 and 2020 acquisitions and disposals, change in the presentation of the Brazilian tax credits and currency translation effects, our revenue decreased 3.7% and increased by 2.1% on a per hectoliter basis in the year ended 31 December 2020 compared to the year ended 31 December 2019. Our consolidated revenue for the year ended 31 December 2020 was partially impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the year ended 31 December 2020 increased compared to the year ended 31 December 2019, mainly driven by revenue management initiatives.

The increase in our revenue per hectoliter in the year ended 31 December 2020 was most significant in North America, driven by revenue management initiatives and favorable brand mix, and South America, primarily driven by double-digit revenue per hectoliter growth in Argentina in line with inflation.

Combined revenues of our global brands decreased by 5.0% in 2020, with global revenues for Budweiser decreasing by 6.0%, for Stella Artois by 0.2% and Corona by 5.4%.

Cost of Sales

The following table reflects changes in the cost of sales across our business segments for the year ended 31 December 2020 as compared to the year ended 31 December 2019:

	Year ended 31 December 2020	Year ended 31 December 2019	Change
	(USD million)		(%)(1)
North America	(5,870)	(5,789)	(1.4)
Middle Americas	(3,331)	(3,549)	6.1
South America	(3,786)	(4,009)	5.6
EMEA	(3,394)	(3,506)	3.2
Asia Pacific	(2,605)	(2,919)	10.8
Global Export and Holding Companies	(648)	(590)	(9.8)
Total	(19,634)	(20,362)	3.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 19,634 million for the year ended 31 December 2020. This represented a decrease of USD 728 million, or 3.6% compared to our consolidated cost of sales for the year ended 31 December 2019. The results for the year ended 31 December 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020 and (ii) currency translation effects.

•	The 2019 and 2020 acquisitions and disposals negatively impacted our consolidated cost of sales by USD 121 million for the year ended 31 December 2020 compared to the year ended 31 December 2019.

•

Our consolidated cost of sales for the year ended 31 December 2020 also reflects a positive currency translation impact of USD 1,488 million mainly arising from currency translation effects in South America.

Excluding the effects of the 2019 and 2020 acquisitions and disposals described above and currency translation effects, our consolidated cost of sales increased by 3.1%, primarily driven by operational deleveraging resulting from the impact of the COVID-19 pandemic on our volumes and by supply chain adjustments implemented to meet evolving demand. As such, on the same basis, our consolidated cost of sales per hectoliter increased by 9.8%.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2020 as compared to the year ended 31 December 2019. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2020 were USD 14,523 million, representing a decrease of USD 1,023 million, or 6.6%, compared to our operating expenses for 2019.

	Year ended 31 December 2020	Year ended 31 December 2019	Change
	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(15,368)	(16,421)	6.4
Other Operating Income/(Expenses)	845	875	(3.4)

Total Operating Expenses	(14,523)	(15,546)	6.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the year ended 31 December 2020 as compared to the year ended 31 December 2019:

	Year ended 31 December 2020	Year ended 31 December 2019	Change
	(USD million)		(%)(1)
North America	(4,369)	(4,372)	0.1
Middle Americas	(2,710)	(3,049)	11.1
South America	(2,417)	(2,791)	13.4
EMEA	(2,696)	(2,862)	5.8
Asia Pacific	(2,097)	(2,216)	5.4
Global Export and Holding Companies	(1,079)	(1,131)	4.6

Total	(15,368)	(16,421)	6.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 15,368 million for the year ended 31 December 2020. This represented a decrease of USD 1,053 million, or 6.4%, as compared to the year ended 31 December 2019. The results for the year ended 31 December 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020 and (ii) currency translation effects.

•

The 2019 and 2020 acquisitions and disposals described above positively impacted our consolidated selling, general and administrative expenses by USD 26 million on a net basis for the year ended 31 December 2020 compared to the year ended 31 December 2019.

•

Our consolidated selling, general and administrative expenses for the year ended 31 December 2020 also reflects a positive currency translation impact of USD 1,008 million mainly arising from currency translation effects in South America.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our consolidated selling, general and administrative expenses in the year ended 31 December 2020 decreased by 0.1% compared to the year ended 31 December 2019.

Other Operating Income/(Expenses)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2020 as compared to the year ended 31 December 2019:

	Year ended 31 December 2020	Year ended 31 December 2019	Change
	(USD million)		(%)(1)
North America	(14)	26	—
Middle Americas	6	121	—
South America	522	201	—
EMEA	163	264	(38.3)
Asia Pacific	146	230	(36.5)
Global Export and Holding Companies	22	35	(37.1)

Total	845	875	(3.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses for the year ended 31 December 2020 was USD 845 million. This represented a decrease of USD 30 million, or 3.4%, as compared to the year ended 31 December 2019. The results for the year ended 31 December 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020, (ii) change in the presentation of the Brazilian tax credits and (iii) currency translation effects.

•

The 2019 and 2020 acquisitions and disposals and change in the presentation of the Brazilian tax credits described above positively impacted our net consolidated other operating income and expenses by USD 407 million for the year ended 31 December 2020 compared to the year ended 31 December 2019.

•	Our net consolidated other operating income and expenses for the year ended 31 December 2020 also reflect a negative currency translation impact of USD 36 million.

Excluding the effects of the business acquisitions and disposals, change in the presentation of the Brazilian tax credits and currency translation effects described above, our net consolidated other operating income and expenses would have decreased by 46.2% for the year ended 31 December 2020 as compared to the year ended 31 December 2019, primarily driven by lower other operating income in 2020 as a result of the COVID-19 pandemic and one-off gains in 2019 that were not repeated in 2020.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the year ended 31 December 2020, exceptional items included in profit from operations consisted of impairment of goodwill, COVID-19 costs, restructuring charges, business and asset disposals (including impairment losses), acquisition costs of business combinations, and gain on divestiture of Australia. Exceptional items were as follows for the years ended 31 December 2020 and 2019:

	Year ended 31 December 2020	Year ended 31 December 2019
	(USD million)
Impairment of Goodwill	(2,500)	—
COVID-19 costs	(182)	—
Restructuring	(157)	(170)
Business and asset disposal (including impairment losses)	(239)	(50)
Acquisition costs/Business combinations	(25)	(23)
Gain on divestiture of Australia (in discontinued operations)	1,919	—
Brazil State tax regularization program	—	(74)
Cost related to public offering of minority stake in Budweiser APAC	—	(6)

Total	(1,184)	(323)

Goodwill impairment

During the second quarter of 2020, we reported a USD 2.5 billion non-cash goodwill impairment charge. The COVID-19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which we operate. We concluded that a triggering event occurred which required us to perform an impairment test. The impairment test considered three scenarios for recovery of sales for the tested cash-generating units: a base case, which we deemed to be the most likely case, a best case and a worst case. Based on the results of the impairment test, we concluded that no impairment was warranted under the base and best case scenarios.

Nevertheless, under the worst case scenario ran with higher discounts rates to factor the heightened business risk, we concluded that the estimated recoverable amounts of the South Africa and Rest of Africa cash-generating units were below their carrying value. Accordingly, we determined that it was prudent, in view of the uncertainties to record an impairment charge at 30 June 2020 of USD 2.5 billion applying a 30% probability of occurrence of the worst case scenario.

COVID-19 costs

Cost associated with the COVID-19 pandemic amounted to USD 182 million for the year ended 31 December 2020. These expenses are mainly comprised of costs related to personal protective equipment for our colleagues, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 157 million for the year ended 31 December 2020 as compared to a net cost of USD 170 million for the year ended 31 December 2019. These charges primarily relate to organizational alignments and aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These expenses provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals amounted to a net cost of USD 239 million for the year ended 31 December 2020 mainly comprising impairment of tangible assets classified as held for sale as of 31 December 2020, intangible assets sold in 2020 and other intangibles. Business and asset disposals amounted to a net cost of USD 50 million for the year ended 31 December 2019 mainly comprising costs incurred in relation to the completion of 2018 disposals.

Acquisitions costs of business combinations

The acquisition costs of business combinations amounted to a net cost of USD 25 million for the year ended 31 December 2020 and mainly related to the acquisition of the remaining stake in Craft Brew Alliance. The acquisition costs of business combinations amounted to a net cost of USD 23 million for the year ended 31 December 2019 and primarily related to costs incurred to facilitate the combination with SAB.

Gain on divestiture of Australia

On 1 June 2020, we completed the previously announced sale of CUB to Asahi resulting in a net exceptional gain of USD 1.9 billion reported in discontinued operations.

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

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2020 as compared to the year ended 31 December 2019:

	Year ended 31 December 2020	Year ended 31 December 2019	Change
	(USD million)		(%)(1)
North America	5,147	5,341	(3.6)
Middle Americas	3,885	5,384	(27.8)
South America	2,350	3,094	(24.0)
EMEA	(1,722)	1,746	—
Asia Pacific	1,062	1,598	(33.5)
Global Export and Holding Companies	(1,103)	(1,064)	(3.6)

Total	9,620	16,098	(40.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 9,620 million for the year ended 31 December 2020. This represented a decrease of USD 6,478 million, or 40.2%, as compared to our profit from operations for the year ended 31 December 2019. The results for the year ended 31 December 2020 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2019 and 2020, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•

The 2019 and 2020 acquisitions and disposals described above positively impacted our consolidated profit from operations by USD 227 million for the year ended 31 December 2020 compared to the year ended 31 December 2019.

•	Our consolidated profit from operations for the year ended 31 December 2020 also reflects a negative currency translation impact of USD 593 million.

•

Our profit from operations for the year ended 31 December 2020 was negatively impacted by USD 3,103 million of certain exceptional items reported in continuing operations, as compared to a negative impact of USD 323 million for the year ended 31 December 2019. See “Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2020 and 2019.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our profit from operations decreased by 37.7%. This decrease was most significant in Middle Americas, South America, EMEA and Asia Pacific as a result of the COVID-19 pandemic.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the year ended 31 December 2020 as compared to the year ended 31 December 2019:

	Year ended 31 December 2020	Year ended 31 December 2019	Change
	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	1,405	9,171	(84.7
Profit attributable to non-controlling interests	797	1,243	(35.9)
Profit of the period	2,202	10,414	(78.9)
Profit from discontinued operations	(2,055)	(424)	(384.7)
Profit from continuing operations	147	9,990	(98.5)
Net finance cost	7,697	3,473	—
Income tax expense	1,932	2,786	(30.7)
Share of result of associates and joint ventures	(156)	(152)	(2.6)
Profit from operations	9,620	16,098	(40.2)
Depreciation, amortization and impairment	4,598	4,657	(1.3)
Exceptional impairment	2,733		—

EBITDA, as defined	16,951	20,755	(18.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

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

Our EBITDA, as defined, amounted to USD 16,951 million for the year ended 31 December 2020. This represented a decrease of USD 3,804 million, or 18.3%, as compared to our EBITDA, as defined, for the year ended 31 December 2019. The results for the year ended 31 December 2020 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2019 and 2020 discussed above and (ii) currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 370 million (before impairment losses) of certain exceptional items reported in continuing operations in the year ended 31 December 2020, as compared to a negative impact of USD 323 million (before impairment losses) during the year ended 31 December 2019. See “Exceptional Items” above for a description of the exceptional items during the years ended 31 December 2020 and 2019.

Net Finance Income / (Cost)

Our net finance income / (cost) items were as follows for the years ended 31 December 2020 and 2019:

	Year ended 31 December 2020	Year ended 31 December 2019	Change
	(USD million)		(%)(1)
Net interest expense	(3,854)	(3,857)	0.1
Net interest on net defined benefit liabilities	(82)	(95)	13.7
Accretion expense	(564)	(650)	13.2
Mark-to-market (hedging of our share-based payment programs)	(1,211)	898	—
Interest income on Brazilian tax credits	315	118	—
Other financial results	(563)	(769)	26.8
Net finance cost before exceptional finance results	(5,959)	(4,355)	—
Other mark-to-market	(1,008)	878	—
Other	(730)	4	—
Exceptional net finance income/(cost)	(1,738)	882	—
Net finance income/(cost)	(7,697)	(3,473)	—

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the year ended 31 December 2020 was USD 7,697 million, as compared to a net finance cost of USD 3,473 million for the year ended 31 December 2019, representing a cost increase of USD 4,224 million.

In the fourth quarter of 2020, our subsidiary Ambev concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized USD 481 million income in Other operating income and USD 315 million of interest income in Finance income for the year ended 31 December 2020.

The increase in net finance costs before exceptional financial items from USD 4,355 million for the year ended 31 December 2019 to USD 5,959 million for the year ended 31 December 2020 is driven primarily by a negative mark-to-market adjustment of USD 1,211 million in the year ended 31 December 2020, linked to the hedging of our share-based payment program, compared to a positive mark-to-market adjustment of USD 898 million in the year ended 31 December 2019.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2020	Year ended 31 December 2019
Share price at the start of the twelve-month period (in euro)	72.71	57.70
Share price at the end of the twelve-month period (in euro)	57.01	72.71
Number of derivative equity instruments at the end of the period (in millions)	55.0	54.0

Exceptional net finance income/(cost) includes a negative mark-to-market adjustment of USD 1,008 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a positive mark-to-market adjustment of USD 878 million for the year ended 31 December 2019. The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2020	Year ended 31 December 2019
Share price at the start of the twelve-month period (in euro)	72.71	57.70
Share price at the end of the twelve-month period (in euro)	57.01	72.71
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance costs were further impacted by losses resulting from the early termination of certain bonds, gain related to remeasurement of deferred considerations on prior year acquisitions and loss in relation to the write-off on our investment in Delta Corporation Ltd following the entry of Zimbabwe into a hyperinflation economy.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the year ended 31 December 2020 was USD 156 million as compared to USD 152 million for the year ended 31 December 2019.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2020 amounted to USD 1,932 million, with an effective tax rate of 100.4%, as compared to an income tax expense of USD 2,786 million and an effective tax rate of 22.1% for the year ended 31 December 2019.

The 2020 effective tax rate was negatively impacted by the non-deductible, non-cash goodwill impairment loss and the non-deductible losses from derivatives. These derivatives relate to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The 2019 effective tax rate was positively impacted by non-taxable gains from these derivatives.

We benefit from tax-exempted income and tax credits which are expected to continue in the future. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 797 million for the year ended 31 December 2020, a decrease of USD 446 million from USD 1,243 million for the year ended 31 December 2019.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2020 was USD 1,405 million compared to USD 9,171 million for the year ended 31 December 2019. Basic earnings per share of USD 0.70 is based on 1,998 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the year ended 31 December 2020. For the definition of the weighted average number of shares outstanding, see footnote 2 of the table in “Item 3. Key Information—A. Selected Financial Data.”

Excluding the after-tax impact of exceptional items discussed above, profit attributable to our equity holders from continuing operations for the year ended 31 December 2020 would have been a gain of USD 3,807 million, and basic earnings per share would have been USD 1.91.

Underlying EPS for the year ended 31 December 2020 was USD 2.51. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above, the mark-to-market of the hedging of our share-based payment programs, the impact of hyperinflation accounting and the impact of discontinued operations. Underlying EPS was positively impacted by USD by 325 million USD after tax and non-controlling interest related to Ambev’s tax credits. The decrease in profit attributable to our equity holders for the year ended 31 December 2020 was primarily due to a negative mark-to-market adjustment linked to the hedging of our share-based payment programs and losses on the hedging of the shares issued in transactions related to the combination with Grupo Modelo and SAB, compared to a positive mark-to-market adjustment linked to these hedges for the year ended 31 December 2019, and due to a USD 2.5 billion non-cash goodwill impairment charge that was partially offset by a USD 1.9 billion gain on the disposal of the Australian operations.

	Year ended 31 December 2020	Year ended 31 December 2019
	(USD per share)
Profit from continuing operations excluding exceptional items and hyperinflation	6.41	8.34
Hyperinflation accounting impacts	(0.04)	(0.06)

Profit from continuing operations excluding exceptional items	6.37	8.28
Mark-to-market (hedging of our share-based payment programs)	(0.61)	0.45
Net finance cost (excluding mark-to-market related to the hedging of our share-based payment programs)	(2.38)	(2.65)
Income tax expense	(1.04)	(1.40)
Associates & non-controlling interest	(0.43)	(0.60)

Earnings per share excluding exceptional items and discontinued operations	1.91	4.08
Mark-to-market (hedging of our share-based payment programs)	0.61	(0.45)
Hyperinflation accounting impacts in EPS	—	—

Underlying EPS	2.51	3.63
Earnings per share excluding exceptional items and discontinued operations	1.91	4.08
Exceptional items, before taxes, attributable to equity holders of AB InBev	(1.55)	(0.16)
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	(0.87)	0.44
Exceptional taxes attributable to equity holders of AB InBev	0.08	—
Exceptional non-controlling interest	0.11	0.05
Profit from discontinued operations attributable to equity holders of AB InBev	1.03	0.21

Basic earnings per share	0.70	4.62

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

Adoption of hyperinflation accounting in Argentina

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018. Consequently, we applied hyperinflation accounting for our Argentinean subsidiaries for the first time in the year-to-date September 2018 unaudited interim report, with effect as of 1 January 2018.

IAS 29 requires us to report the results of our operations in hyperinflationary economies as if these were highly inflationary as of 1 January 2018, and to restate the results for the twelve-month period ended 31 December for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period, namely 31 December closing rate for our results in the twelve-month period ended 31 December 2020.

In the twelve-month period ended 31 December 2020, we reported USD 80 million negative impact of hyperinflation accounting on our consolidated revenue and USD 45 million negative impact on our EBITDA, as defined, before exceptional items. The hyperinflation accounting in the twelve-month period ended 31 December 2020 results from the combined effect of the indexation to reflect changes in purchasing power on the results for the twelve-month period ended 31 December 2020 and the translation of those results at the closing rate of the period, rather than the average year-to-date rate applied to the results of the full year 2020.

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

The hyperinflation accounting adjustments on our consolidated revenue are as follows:

	Year ended 31 December 2020	Year ended 31 December 2019
	(USD million)
Indexation	146	211
Closing rate	(227)	(284)

Total	(80)	(73)

The hyperinflation accounting adjustments on our EBITDA, as defined, before exceptional items, are as follows:

	Year ended 31 December 2020	Year ended 31 December 2019
	(USD million)
Indexation	43	89
Closing rate	(87)	(131)

Total	(45)	(43)

Non-monetary assets and liabilities stated at historical cost (e.g. property, plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line. See also note 11 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 included in this Form 20-F.

Our income statement is also adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year-to-date average rate for non-hyperinflationary economies), thereby restating the year-to- date income statement account both for inflation index and currency conversion.

In the year ended 31 December 2020, the hyperinflation accounting in accordance with IFRS rules resulted in a positive USD 76 million monetary adjustment reported in the finance line compared to a positive USD 86 million monetary adjustment for the year ended 31 December 2019, and a negative impact on the Profit attributable to our equity holders of USD 10 million compared to a negative impact of USD 11 million for the year ended 31 December 2019.

Year Ended 31 December 2019 Compared to the Year Ended 31 December 2018

For a discussion of our consolidated results of operations for the year ended 31 December 2019 compared to the year ended 31 December 2018, please see our Annual Report on Form 20-F for the fiscal year ended 31  December 2019.

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2020 and 2019:

	Year ended 31 December,
	2020	2019
U.S. dollar	31.9%	30.2%
Brazilian real	12.7%	14.1%
Chinese yuan	9.1%	9.1%
Mexican peso	8.9%	9.0%
Euro	6.9%	6.1%
Colombian peso	3.8%	4.2%
South African rand	3.3%	4.1%
Canadian dollar	3.9%	3.4%
Peruvian peso	2.5%	3.1%
South Korean won	2.3%	2.5%
Argentinean peso(1)	2.4%	2.3%
Pound sterling	2.7%	2.3%
Dominican peso	1.9%	1.9%
Other	7.6%	7.7%

Note:

(1)	Hyperinflation accounting was adopted in 2018 to report the company’s Argentinean operations.

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2020 and 2019:

•

We recorded a negative translation impact, including hyperinflation accounting impact of USD 3,410 million on our revenue for the year ended 31 December 2020 (as compared to a negative translation impact of USD 2,664 million in 2019) and a negative translation impact, including hyperinflation accounting impact, of USD 593 million on our profit from operations for the year ended 31 December 2020 (as compared to a negative translation impact on our profit from operations of USD 820 million in 2019).

•

Our reported profit of the year was negatively affected by a USD 297 million translation impact, including hyperinflation accounting impact, for the year ended 31 December 2020 (as compared to a negative translation impact of USD 632 million in 2019), while the negative translation impact, including hyperinflation accounting impact, on our basic earnings per share base for the year ended 31 December 2020 was USD 174 million, or USD 0.09 per share (as compared to a negative impact of USD 527 million, or USD 0.27 per share in 2019).

•	Our net debt increased by USD 3,426 million in the year ended 31 December 2020 as a result of translation impacts (as compared to a decrease of USD 444 million in 2019).

•

Equity attributable to our equity holders decreased by USD 9,943 million in the year ended 31 December 2020 as a result of translation impacts (as compared to an increase of USD 1,143 million in 2019).

See note 29 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

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

Equity attributable to our equity holders and non-controlling interests amounted to USD 78.4 billion as of 31 December 2020 (USD 84.6 billion as of 31 December 2019) and our net debt amounted to USD 82.7 billion as of 31 December 2020 (USD 95.5 billion as of 31 December 2019). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

We expect the portion of our consolidated balance sheet represented by debt to remain significantly higher as compared to our historical position. Our level of debt could have significant consequences, including:

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

In March 2020, we drew the full USD 9.0 billion commitment under the Revolving Facility (as defined below), in order to proactively safeguard our liquidity position by holding cash on our balance sheet through the period of significant financial market volatility and uncertainty as a result of the COVID-19 virus pandemic. As of 31 December 2020, the Revolving Facility was fully repaid. On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainable-Linked Loan Revolving Credit Facility, replacing our existing USD 9.0 billion Revolving Facility. The facility has an initial five-year term and incorporates a pricing mechanism that incentivizes improvement in key performance areas that are aligned with and contribute to our 2025 Sustainability Goals.

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

Our cash, cash equivalents and short-term investments in debt securities, less bank overdrafts, as of 31 December 2020 amounted to USD 15.3 billion.

As of 31 December 2020, we had total liquidity of USD 24.3 billion, which consisted of USD 9.0 billion available under committed long-term credit facilities and USD 15.3 billion of cash, cash equivalents and short-term investments in debt securities, less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2020 and 2019:

	Year ended 31 December (audited)
	2020	2019(1)
	(USD million)
Cash flow from operating activities	10,891	14,036
Cash flow from (used in) investing activities	6,336	(4,931)
Cash flow from (used in) financing activities	(8,475)	(8,755)
Net increase/(decrease) in cash and cash equivalents	8,752	350

Note:

(1)

The financial information for 2020 has been presented to include operating, investing and financing activities from discontinued operations separately. The financial information for 2019 has been restated to reflect this change in presentation. In addition, the cash flow used in investing activities for 2019 has been restated to reflect reclassification of the cash flow hedges in relation to the Australia divestiture reported in the cash flow used in financing activities in 2019 and recycled to profit or loss upon the completion of the transaction.

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2020 and 2019 were as follows:

	Year ended 31 December (audited)
	2020	2019(2)
	(USD million)
Profit from continuing operations	147	9,990
Interest, taxes and non-cash items included in profit	17,024	11,029

Cash flow from operating activities before changes in working capital and provisions	17,171	21,019
Change in working capital(1)	592	(5)
Pension contributions and use of provisions	(616)	(715)
Interest and taxes (paid)/received	(6,391)	(7,063)
Dividends received	51	160
Cash flow from operating activities on Australia discontinued operations	84	640

Cash flow from operating activities	10,891	14,036

Note:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.
(2)

The financial information for 2020 has been presented to include operating activities from discontinued operations separately. The financial information for 2019 has been restated to reflect this change in presentation.

Non-cash items included in profit of the year include: depreciation, amortization and impairments, including impairment losses on goodwill, receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of results of associates and joint ventures; net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 for a more comprehensive overview of our cash flow from operating activities.

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

Cash flow from operating activities in 2020 decreased by USD 3,145 million, or 22.4%, from USD 14,036 million in 2019 to USD 10,891 million in 2020, mainly due to the negative impact of the COVID-19 pandemic on our results in 2020 and the negative foreign currency translation impact compared to prior year.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as “core” (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital increased our operational cash flow in 2020 by USD 592 million. This increase includes USD 158 million cash inflow from derivatives.

Cash Flow used in Investing Activities

Our cash flows used in investing activities for the years ended 31 December 2020 and 2019 were as follows:

	Year ended 31 December (audited)
	2020	2019(2)
	(USD million)
Net capital expenditure(1)	(3,687)	(4,854)
Acquisition and sale of subsidiaries and associates, net of cash acquired / disposed of	(510)	(252)
Proceeds from Australia divestiture (discontinued operations)	10,838	219
Net proceeds from the sale / (acquisition) of other assets	(292)	33
Cash flow from investing activities on Australia discontinued operations	(13)	(77)

Cash flow from (used in) investing activities	6,336	(4,931)

Note:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
(2)

The financial information for 2020 has been presented to include investing activities from discontinued operations separately. The financial information for 2019 has been restated to reflect this change in presentation.

Our cash inflow from investing activities was USD 6,336 million in 2020 as compared to USD 4,931 million cash outflow from investing activities in 2019. The increase in the cash flow from investing activities in 2020 was mainly due to USD 10.8 billion proceeds from the divestiture of the Australian business.

Our net capital expenditures amounted to USD 3,687 million in 2020 and USD 4,854 million in 2019. Out of the total 2020 capital expenditures approximately 41% was used to improve the company’s production facilities while 44% was used for logistics and commercial investments and 15 % was used for improving administrative capabilities and for the purchase of hardware and software.

Cash Flow from/(used in) Financing Activities

Our cash flows from/(used in) financing activities for the years ended 31 December 2020 and 2019 were as follows:

	Year ended 31 December (audited)
	2020	2019(2)
	(USD million)
Dividends paid(1)	(1,800)	(5,015)
Net (payments on) / proceeds from borrowings	(8,294)	(8,008)
Payments of lease liabilities	(461)	(441)
Proceeds from public offering of minority stake in Budweiser APAC	—	5,575
Other (including purchase of non-controlling interests)	2,086	(842)
Cash flow from financing activities on Australia discontinued operations	(6)	(24)

Cash flow from (used in) financing activities	(8,475)	(8,755)

Note:

(1)

Dividends paid in 2020 consisted primarily of USD 1.1 billion paid by Anheuser-Busch InBev SA/NV and USD 0.5 billion paid by Ambev. Dividends paid in 2019 consisted primarily of USD 4.0 billion paid by Anheuser-Busch InBev SA/NV and USD 0.7 billion paid by Ambev.

(2)

The financial information for 2020 has been presented to include financing activities from discontinued operations separately. The financial information for 2019 has been restated to reflect this change in presentation.

Cash flow used in financing activities amounted to USD 8,474 million in 2020, as compared to a cash flow used in financing activities of USD 8,755 million in 2019. The cash flow used in financing activities in 2019 reflects dividends paid and payments on borrowings. On 31 December 2020 , we completed the issuance of a 49.9% minority stake in our US-based metal container operations to Apollo Global Management, Inc. for net proceeds of USD 3.0 billion.

In March 2020, we drew the full USD 9.0 billion commitment under the Revolving Facility and as of 31 December 2020, the amount has been repaid in full. In addition, on 2 April 2020 and 3 April 2020, Anheuser-Busch InBev SA/NV and Anheuser-Busch InBev Worldwide Inc. completed the issuance of seven series of EUR and USD bonds for a total amount of approximately USD 11.0 billion. Throughout 2020, we undertook a series of liability management initiatives to further de-risk our balance sheet while creating value. We applied the USD 10.8 billion proceeds from the sale of our Australian subsidiary and approximately USD 11.0 billion proceeds from the issuance of bonds to reduce gross debt with maturities over the next five years by approximately USD 18.0 billion. These proactive actions extended our weighted average maturity from 14 years in 2019 to over 16 years in 2020.

For more information on the financing activities related to long-term debt issuances in 2019 and 2020, see “—Funding Sources—Borrowings” below. Please also refer to note 24 of our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 19.4% of our profit from operations for the year ended 31 December 2020, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the

Brazilian Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. Capital transfer restrictions are also common in certain developing countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country. As at 31 December 2020, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of the operating subsidiaries.

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

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments, less bank overdrafts, at each of 31 December 2020 and 2019 were as follows:

	Year ended 31 December (derived from audited financial statements)
	2020	2019
	(USD million)
Cash and cash equivalents	5,132	5,002
Bank overdrafts	(5)	(68)
Investment in short-term debt securities	10,119	2,236
Cash and Cash Equivalents and Short-Term Investments	15,247	7,169

Borrowings

During 2020, Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) and Anheuser-Busch InBev SA/NV (“ABISA”) completed the issuance of the following series of bonds:

Issue date	Issuer (Abbreviated)	Maturity Date	Currency	Aggregate principal amount (in millions)	Interest rate
2 April 2020	ABISA	2 December 2027	EUR	1,000	2.125%
2 April 2020	ABISA	2 April 2032	EUR	1,750	2.875%
2 April 2020	ABISA	2 April 2040	EUR	1,750	3.700%
3 April 2020	ABIWW	1 June 2030	USD	1,750	3.500%
3 April 2020	ABIWW	1 June 2040	USD	1,000	4.350%
3 April 2020	ABIWW	1 June 2050	USD	2,250	4.500%
3 April 2020	ABIWW	1 June 2060	USD	1,000	4.600%

During 2020, we completed the tender offers of 13 series of notes issued by ABISA, ABIWW and Anheuser-Busch InBev Finance Inc. (“ABIFI”) and repurchased approximately USD 5.1 billion aggregate principal amount of these notes. The total principal amount accepted in the tender offers is set out in the table below.

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in millions)	Principal amount redeemed (in millions)
7 July 2020	ABIFI	Floating Rate Notes due 2021	USD	311	130
7 July 2020	ABIFI	2.625% Notes due 2023	USD	643	167
7 July 2020	ABIFI	3.300% Notes due 2023	USD	2,799	1,467
7 July 2020	ABISA	4.00% Notes due 2021	EUR	750	231
7 July 2020	ABISA	1.95% Notes due 2021	EUR	650	123
7 July 2020	ABISA	0.875% Notes due 2022	EUR	2,000	356
7 July 2020	ABISA	0.800% Notes due 2023	EUR	1,000	356
17 September 2020	ABIWW	Floating Rate Notes due 2024	USD	229	113
17 September 2020	ABIWW	3.500% Notes due 2024	USD	654	404
17 September 2020	ABIFI	3.700% Notes due 2024	USD	865	376
17 September 2020	ABISA	Floating Rate Notes due 2024	EUR	1,500	517
17 September 2020	ABISA	2.875% Notes due 2024	EUR	750	195
17 September 2020	ABISA	1.500% Notes due 2025	EUR	2,500	353

Furthermore, in 2020, we redeemed the outstanding principal amounts indicated in the table below of the following series of notes issued by ABISA, ABIFI, ABIWW and Anheuser-Busch North American Holding Corporation (“ABNA”):

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Aggregate principal amount outstanding (in millions)	Principal amount redeemed (in millions)
29 July 2020	ABIWW	3.250% Notes due 2022	AUD	550	550
12 August 2020	ABIWW	2.500% Notes due 2022	USD	454	454
12 August 2020	ABIWW	4.375% Notes due 2021	USD	285	285
12 August 2020	ABIFI	3.375% Notes due 2023	CAD	600	600
12 August 2020	ABNA	3.750% Notes due 2022	USD	150	150
25 September 2020	ABISA	1.750% Notes due 2025	GBP	650	650
8 October 2020	ABIFI	2.600% Senior Unsecured Notes due 2024	CAD	1,300	1,300
8 October 2020	ABISA	1.950% Notes due 2021	EUR	527	527
8 October 2020	ABISA	0.875% Notes due 2022	EUR	1,644	1,644
3 December 2020	ABISA	4.000% Notes due 2021	EUR	519	519
3 December 2020	ABISA	0.800% Notes due 2023	EUR	644	644
16 December 2020	ABIFI	2.625% Notes due 2023	USD	476	476
16 December 2020	ABIFI	3.300% Notes due 2023	USD	1,332	1,332
16 December 2020	ABIFI	3.700% Notes due 2024	USD	489	489
16 December 2020	ABIWW	3.500% Notes due 2024	USD	250	250

At the beginning of 2020, we had a USD 9.0 billion multi-currency revolving credit facility maturing in August 2022 (the “Revolving Facility”) under a senior facilities agreement (the “2010 Senior Facilities Agreement”). In March 2020, we drew the full USD 9.0 billion commitment under the Revolving Facility and as of 31 December 2020, the amount has been repaid in full. On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainable-Linked Loan Revolving Credit Facility (“SLL Revolving Facility”), replacing our existing USD 9.0 billion Revolving Facility. The facility has an initial five-year term and incorporates a pricing mechanism that incentivizes improvement in key performance areas that are aligned with and contribute to our 2025 Sustainability Goals.

The terms of the SLL Revolving Facility are described under “Item 10. Additional Information—C. Material Contracts.”

We expect the portion of our consolidated balance sheet represented by debt to remain significantly higher as compared to our historical position. Our continued increased level of debt could have significant consequences, as described under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and may face financial risks due to our level of debt, uncertain market conditions and as a result of the potential downgrading of our credit ratings.”

Most of our other interest-bearing loans and borrowings are for general corporate purposes, based upon strategic capital structure concerns, although certain borrowings are incurred to fund significant acquisitions of subsidiaries, such as the borrowings to fund the combination with Grupo Modelo and SAB. Although seasonal factors affect the business, they have little effect on our borrowing requirements.

We have a Euro Medium-Term Note Programme under which Anheuser-Busch InBev SA/NV may periodically issue and have outstanding debt denominated in any currency or currencies, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements, outside the U.S. to non-U.S. persons in reliance on Regulation S. The guarantors of payments of all amounts due in respect of notes issued under the EMTN Programme are Cobrew NV, Brandbrew SA, Brandbev S.à.R.L., Anheuser-Busch InBev Worldwide Inc., ABIFI and Anheuser-Busch Companies, LLC (subject to certain terms and conditions). Under the EMTN Programme, we may issue notes on a continuing basis up to a maximum aggregate principal amount of EUR 40.0 billion (USD 49.0 billion) or its equivalent in other currencies. Such notes may be fixed, floating, zero coupon or a combination of these. The proceeds from the issuance of any such notes may be used to repay short-term and/or long-term debt and to fund general corporate purposes of the AB InBev Group. If in respect of any particular issue of notes there is a particular identified use of proceeds, this will be stated in the applicable final terms relating to the notes. As of 31 December 2020, the total outstanding debt under the EMTN Programme amounted to EUR 25.0 billion (USD 31.0 billion). Our ability to issue additional notes under the EMTN Programme is subject to market conditions.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 3.0 billion (USD 3.7 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. We also have established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 5.0 billion. As of 31 December 2020, the total outstanding commercial paper under these programs amounted to USD 1.5 billion. Our ability to borrow additional amounts under the programs is subject to investor demand. If we are ever unable to refinance under these commercial programs as they become due, we have access to funding through the use of our committed lines of credit.

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2020, after certain hedging and fair value adjustments, USD 6.5 billion, or 6.6%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 92.1 billion, or 93.4%, bore a fixed interest rate. Our net debt is denominated in various currencies, though primarily in the U.S. dollar and the euro. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

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

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of EBITDA, as defined, adjusted for exceptional items, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. For our definition of EBITDA, as defined, see “—E. Results of Operations—Year Ended 31 December 2020 Compared to the Year Ended 31 December 2019 —EBITDA, as defined.”

We have also entered into certain financial instruments in order to mitigate interest rate risks.

Please refer to note 29 of our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

The 2010 Senior Facilities Agreement does not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 24 of our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2020 and 2019:

	Year ended 31 December (audited)
	2020	2019
	(USD million)
Secured bank loans	702	861
Commercial papers	1,522	1,599
Unsecured bank loans	294	185
Unsecured bond issues	93,725	98,206
Unsecured other loans	83	97
Lease liabilities	2,234	2,026

Total	98,559	102,974

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2020:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(USD million)
Secured bank loans	702	656	11	9	6	19
Commercial papers	1,522	1,522	—	—	—	—
Unsecured bank loans	294	294	—	—	—	—
Unsecured bond issues	93,725	202	54	—	8,803	84,666
Unsecured other loans	83	10	7	4	55	7
Lease liabilities	2,234	397	375	279	381	802

Total	98,559	3,081	447	292	9,245	85,494

Note:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 December 2020.

Please refer to note 29 of our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of the date of this Form 20-F, our credit rating from S&P was BBB+ for long-term obligations and A-2 for short-term obligations, with a negative outlook, and our credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 3,687 million during 2020 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2020, approximately 41% was used to improve our production facilities while 44% was used for logistics and commercial investments. Approximately 15% was used for improving administrative capabilities and purchase of hardware and software.

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

The above information relates to capital expenditures with respect to continuing operations only, and excludes the Australian operations accounted for as discontinued operations.

Our capital expenditures are primarily funded through cash from operating activities.

Investments and Disposals

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had, and are expected to continue to have, a significant effect on our results of operations and the comparability of period-to-period results. See “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other

Structural Changes” for further information on significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2020 and 2019. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 included in this Form 20-F.

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

The following table provides a reconciliation of our net debt to the sum of current and non-current interest bearing loans and borrowings as of the dates indicated:

	Year ended 31 December (audited)
	2020	2019
	(USD million)
Non-current interest bearing loans and borrowings	95,478	97,564
Current interest bearing loans and borrowings	3,081	5,410
Total	98,559	102,974
Bank overdrafts	5	68
Cash and cash equivalents	(15,252)	(7,238)
Interest-bearing loans granted (included within Trade and other receivables)	(173)	(146)
Non-current and current debt securities (included within Investment securities)(1)	(418)	(117)
Net debt	82,722	95,541

Note:

(1)	See note 24 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020.

Net debt as of 31 December 2020 was USD 82.7 billion, a decrease of USD 12.8 billion as compared to 31 December 2019. Apart from operating results net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (USD 6.4 billion), settlement of derivatives (USD 0.7 billion increase of net debt), dividend payments to shareholders of AB InBev and Ambev (USD 1.8 billion), foreign exchange impact on net debt (USD 3.4 billion increase of net debt), the proceeds from the divestiture of the Australian business (USD 10.8 billion decrease of net debt) and the proceeds related to the issuance of a 49.9% minority stake in the company’s US-based metal container operations (USD 3.0 billion decrease of net debt).

Net debt as of 31 December 2019 was USD 95.5 billion. Apart from operating results net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (USD 7.1 billion increase of net debt), the settlement of derivatives (USD 0.8 billion increase of net debt), dividend payments to shareholders of AB InBev and Ambev (USD 5.0 billion increase of net debt) and the net proceeds of the IPO of Budweiser APAC (USD 5.6 billion decrease of net debt).

Consolidated equity attributable to equity holders of AB InBev as of 31 December 2020 was USD 68,024 million, compared to USD 75,722 million as of 31 December 2019. The decrease in equity is primarily related to the combined effect of the weakening of the closing rates of the Mexican pesos, the South African rand, the Colombian pesos, the Brazilian real and the Peruvian sol, and the strengthening of the Euro, which resulted in a foreign exchange translation adjustment of USD 9,943 million as of 31 December 2020 (decrease of equity).

Consolidated equity attributable to equity holders of AB InBev as of 31 December 2019 was USD 75,722 million. The increase in equity is primarily related to the combined effect of the strengthening of mainly the closing rates of the Mexican pesos, the South African rand, the Canadian dollar and the weakening of the euro, and the Brazilian real, which resulted in a foreign exchange translation adjustment of USD 1,143 million as of 31 December 2019 (increase of equity).

Further details on equity movements can be found in our consolidated statement of changes in equity in our audited consolidated financial statements as of 31 December 2020 and 2019 , and for the three years ended 31 December 2020.

Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x.

See “—Funding Sources—Borrowings” above for details of long-term debt we entered into during 2020.

Guarantor Financial Information

The debt securities issued by (i) Anheuser-Busch InBev Finance Inc. (“ABIFI”) under Indentures dated as of January 17, 2013, January 25, 2016 and May 15, 2017, in each case among ABIFI, Anheuser-Busch InBev SA/NV (the “Parent Guarantor”), the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A., as trustee (ii) Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) under Indentures dated as of October 16, 2009, December 16, 2016 and April 4, 2018, in each case among ABIWW, the Parent Guarantor, the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A, as trustee and (iii) Anheuser-Busch Companies, LLC (“ABC”) and ABIWW, as co-issuers, under the Indenture dated as of November 13, 2018, among ABC, ABIWW, the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A., as trustee, are, in each case, fully and unconditionally guaranteed by the Parent Guarantor and jointly and severally guaranteed by Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV, and by ABC (in respect of debt issued by ABIFI and/or ABIWW (as sole issuer)), ABIWW (in respect of debt issued by ABIFI) and by ABIFI (in respect of debt issued by ABIWW and/or ABC) on a full and unconditional basis. The Parent Guarantor owns, directly or indirectly, 100% of each of ABIFI, ABIWW, ABC, Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV.

Each guarantee provided under the aforementioned indentures is referred to as a “Guarantee” and collectively, the “Guarantees;” the subsidiaries of the Parent Guarantor providing Guarantees are referred to as the “Subsidiary Guarantors” and the Parent Guarantor and Subsidiary Guarantors collectively are referred to as the “Guarantors”. ABIWW, ABIFI and ABC are collectively referred to as the “Issuers”.

Under the terms of the Guarantees, the Guarantors guarantee to each holder the due and punctual payment of any principal, accrued and unpaid interest (and all Additional Amounts, as such term is defined in the applicable indenture, if any) due under the debt securities in accordance with each indenture. Each Guarantor will also pay Additional Amounts (if any) in respect of payments under its Guarantee. The Guarantees are the full, direct, unconditional, unsecured and unsubordinated general obligations of the Guarantors.

The Guarantees of a Subsidiary Guarantor will be terminated (and any Subsidiary Guarantor will automatically and unconditionally be released from all obligations under its Subsidiary Guarantee) at substantially the same time that (i) the relevant Subsidiary Guarantor is released from its guarantee of both the SLL Revolving Facility (as defined below and as it may be amended from time to time) or is no longer a guarantor under such facility and (ii) the aggregate amount of indebtedness for borrowed money for which the relevant Subsidiary Guarantor is an obligor (as a guarantor or borrower) does not exceed 10% of the consolidated gross assets of the Parent Guarantor as reflected in the balance sheet included in its most recent publicly released interim or annual consolidated financial statements. If the Guarantees by the Subsidiary Guarantors are released, the relevant issuers and the Parent Guarantor are not required to replace them, and the debt securities will have the benefit of fewer or no Subsidiary guarantees for the remaining maturity of the debt securities.

Pursuant to restrictions imposed by Luxembourg law, for the purposes of any Guarantees provided by Brandbrew S.A. or Brandbev S.à r.l. (each, a “Luxembourg Guarantor”), the maximum aggregate liability of such Luxembourg Guarantor under its Guarantee (including any actual or contingent liabilities as a guarantor of Other Guaranteed Facilities (as such term is defined in the applicable indenture)) shall not exceed an amount equal to the aggregate of (without double counting): (A) the aggregate amount of all moneys received by such Luxembourg Guarantor and its subsidiaries as a borrower or issuer under the Other Guaranteed Facilities; (B) the aggregate amount of all outstanding intercompany loans made to such Luxembourg Guarantor and its Subsidiaries by other members of the AB InBev Group which have been directly or indirectly funded using the proceeds of borrowings under the debt securities issued under the indentures and the Other Guaranteed Facilities; and (C) an amount equal to 100% of the greater of (I) the sum of (x) such Luxembourg Guarantor’s own capital (capitaux propres) (as referred to in the Luxembourg law dated 19 December 2002 on the commercial register and annual accounts, as amended (the “Luxembourg Law of 2002”), and as implemented by the Grand-Ducal regulation dated 18 December 2015 setting out the form and content of the presentation of the balance sheet and profit and loss account (the “Luxembourg Regulation”)) as reflected in such Luxembourg Guarantor’s then most recent annual accounts approved by the competent organ of such Luxembourg Guarantor (as audited by its statutory auditor (réviseur d’entreprises agréé), if required by law) at the date of an enforcement of such Luxembourg Guarantor’s Guarantee and (y) any amounts owed by such Luxembourg Guarantor to any other member of the AB InBev Group which have not been funded, directly or indirectly, using the proceeds of borrowings under the Indentures or the Other Guaranteed Facilities (as defined below) and (II) the sum of (x) such Luxembourg Guarantor’s own capital (capitaux propres) (as referred to by article 34 of the Luxembourg Law of 2002 and as implemented by the Luxembourg Regulation) as reflected in its most recent annual accounts available as of the date of the applicable Indenture and (y) any amounts owed by such Luxembourg Guarantor to any other member of the AB InBev Group which have not been funded, directly or indirectly, using the proceeds of borrowings under the Indentures or the Other Guaranteed Facilities.

Furthermore, the obligations and liabilities of such Luxembourg Guarantor under its Guarantee and under any of the Other Guaranteed Facilities shall not include:

(i)

in the case of Brandbrew S.A., any obligation which, if incurred, would constitute a breach of the provisions on unlawful financial assistance as contained in article 430-19 (formerly article 49-6) of the Luxembourg Law on Commercial Companies dated 10 August 1915, as amended; and

(ii)

in the case of Brandbev S.à r.l., the guarantee of any amount if and to the extent the granting of such guarantee for such amounts would constitute unlawful financial assistance in violation of article 1500-7 (formerly article 168) of the Luxembourg Law on Commercial Companies dated 10 August 1915, as amended.

ABIFI is a finance subsidiary, and its principal source of income consists of payments on intra-group receivables from the Parent Guarantor. Furthermore, as holding companies, the ability of ABIWW and the Parent Guarantor to meet their financial obligations is dependent upon the availability of cash flows from their domestic and foreign subsidiaries and affiliated companies through dividends, intercompany advances, management fees and other payments. Claims of the creditors of Parent Guarantor’s subsidiaries who are not guarantors will have priority as to the assets of such subsidiaries over the claims of creditors of ABIFI, ABIWW or the Parent Guarantor. For further discussion, please see “Item 3. Key Information — D. Risk Factors — The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations”.

If the Guarantors default on their Guarantees, their ability to pay any debts existing at the time of the insolvency may be adversely affected by the insolvency laws of the jurisdiction of organization of the defaulting Guarantors. Such insolvency laws may vary as to treatment of unsecured creditors and may contain prohibitions on the Guarantors’ ability to pay any debts existing at the time of the insolvency. In addition, enforcement of each guarantee will be subject to certain generally available defenses under local law. Furthermore, the Parent Guarantor and Cobrew NV are Belgian companies and Belgian insolvency laws may adversely affect a recovery by the holders of the debt securities of amounts payable under the debt securities.

Summarized financial information is presented below for Anheuser-Busch InBev SA/NV, the Issuers and the Subsidiary Guarantors on a combined basis after elimination of intercompany transactions and balances among them and does not include investments in and equity in the earnings of non-guarantor subsidiaries. The intercompany balances with Non-Guarantor Subsidiaries have been presented separately. This summarized financial information is not intended to present the financial position or results of operations of Anheuser-Busch InBev SA/NV, the Issuers and the Subsidiary Guarantors in accordance with IFRS.

Year ended 31 December
2020
(USD million)
Statement of Income Data
Revenue(1)	14,260
Gross profit(1)	8,193
Profit from continuing operations(1)	859
Profit from discontinued operations	368
Profit for the period(1)	1,227

Balance Sheet Data
Due from non-guarantor subsidiaries	43,420
Other non-current assets	61,602
Non-current assets	105,022
Due from non-guarantor subsidiaries	22,881
Other current assets	23,323
Current assets	46,204
Due to non-guarantor subsidiaries	36,364
Other non-current liabilities	103,874
Non-current liabilities	140,238
Due to non-guarantor subsidiaries	15,963
Other current liabilities	33,290
Current liabilities	49,253

Note:

(1)

For the year ended 31 December 2020, revenue, gross profit, profit from continuing operations and profit for the period includes USD 365 million, USD (524) million, USD 2,758 million and USD 2,758 million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively.

H. CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

The following table reflects certain of our financial contractual obligations, and the effect such obligations are expected to have on our liquidity and cash flows in future periods, as of 31 December 2020:

			Payment Due By Period
Contractual Obligations	Contractual cash flows (2)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(USD million)
Secured bank loans	(735)	(675)	(14)	(12)	(10)	(24)
Commercial papers	(1,522)	(1,522)	—	—	—	—
Unsecured bank loans	(299)	(299)	—	—	—	—
Unsecured bond issues	(165,812)	(3,582)	(4,057)	(3,823)	(16,557)	(137,793)
Unsecured other loans	(115)	(13)	(8)	(6)	(57)	(31)
Lease liabilities	(2,455)	(460)	(425)	(315)	(424)	(831)
Bank overdraft	(5)	(5)	—	—	—	—
Trade and other payables	(24,688)	(22,906)	(1,103)	(135)	(197)	(347)

Total(1)	(195,631)	(29,462)	(5,607)	(4,291)	(17,245)	(139,026)

Note:

(1)	“Total” amounts refer to non-derivative financial liabilities including interest payments.
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

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 25 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2021 onwards. In 2020, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 485 million. Contributions to defined benefit pension plans for 2021 are estimated to be approximately USD 289 million for our funded defined benefit plans, and USD 74 million in benefit payments to our unfunded defined benefit plans and post- retirement medical plans. Please refer to note 25 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2020 and 2019:

	Year ended 31 December (audited)
	2020	2019
	(USD million)
Collateral given for own liabilities	391	372
Contractual commitments to purchase property, plant and equipment	528	457
Contractual commitments to acquire loans to customers	150	151
Other commitments	1,953	1,911

As at 31 December 2020, the following M&A related commitments existed:

•

As part of the 2012 shareholders agreement between our subsidiary Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85%. As at 31 December 2020, the put option for the remaining shares held by ELJ was valued USD 0.7 billion (2019: USD 0.7 billion). The corresponding liability is presented as a current liability and recognized as a deferred consideration on acquisitions at fair value in “Level 3” category.

•

Following the combination with SAB in 2016, we decided to maintain the SAB Zenzele share-scheme (Zenzele Scheme), the broad-based black economic empowerment (B-BBEE) scheme which provided opportunities for black South Africans, including employees (through The SAB Zenzele Employee Trust), SAB retailers (through SAB Zenzele Holdings Limited) and The SAB Foundation, to participate as shareholders of our indirect subsidiary, The South African Breweries Pty Ltd (SAB). The Zenzele Scheme, originally implemented by SAB in 2010 as a 10-year scheme, was amended at the time of the combination with SAB and matured on 31 March 2020.

Obligations to the SAB Foundation and the employees as beneficiaries of The SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the COVID-19 pandemic the remaining settlement was postponed, and it is now intended that the SAB retailers will receive the balance of their entitlement (22.6%) on or before 31 May 2021, at which time we and SAB will implement the new B-BBEE scheme as described below.

In total, 10.8 million of our Treasury shares (Out of which, 1.3 million shares were delivered to SAB Foundation, which is consolidated by AB InBev) with a total value of USD 491 million were used in 2020 to settle the obligations to the participants of the Zenzele Scheme. The total value delivered to the participants of the Zenzele Scheme amounted to ZAR 8.6 billion.

As part of the combination with SAB in 2016, we made a commitment to the South African Government and Competition Authorities to create a new B-BBEE scheme upon maturity of the Zenzele Scheme in 2020. In order to create the new B-BBEE scheme, the following steps will be undertaken:

•

The new scheme will be implemented through the listing of a special purpose company, which will be called SAB Zenzele Kabili Holdings Limited (Zenzele Kabili) on the segment of the Johannesburg Stock Exchange’s Main Board on which an issuer may list its B-BBEE shares;

•	Zenzele Kabili will hold unencumbered our shares;

•	Existing Zenzele participants (SAB retailers and The SAB Foundation) will be given an option to reinvest a portion of their Zenzele payout into Zenzele Kabili;

•	A new Employee Share Plan, funded by us, will subscribe for shares in Zenzele Kabili.

The settlement of the balance of the SAB Retailers entitlement and the new B-BBEE scheme is estimated to require approximately ZAR 5.5 billion (USD 0.4 billion4) in facilitation and notional vendor funding. The settlement would be equivalent to 5.4 million of our shares based on the share price and the ZAR Euro exchange rate as at 31 December 20205. It is the intention that our Treasury shares will be used for the settlement of the new B-BBEE scheme. This scheme arrangement meets the criteria under IFRS 2 to be classified as equity settled.

Please refer to note 31 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and others.

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 32 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020.

[4]	Converted at the closing rate as at 31 December 2020.
[5]	Calculated assuming our closing share price of EUR 57.01 per share and an exchange rate of ZAR 18.021914 to EUR 1.00 as at 31 December 2020.

I. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to “—H. Contractual Obligations and Contingencies—Collateral and Contractual Commitments” for a description of certain collateral and contractual commitments to which we are subject. Please also refer to note 31 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020.

In order to fulfill our commitments under various outstanding stock option plans, we entered into stock lending arrangements for up to 30 million of our own Ordinary Shares. We shall pay the lenders any dividend equivalent, after tax, in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2020, 30 million loaned securities were used to fulfill our stock option plan commitments. Please also refer to note 26 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020.

J. OUTLOOK AND TREND INFORMATION

While the ongoing disruption caused by the COVID-19 pandemic continues to create uncertainty, we expect our top and bottom line results to improve meaningfully in 2021 compared to 2020. We expect top-line growth from a healthy combination of volume and price, translating to bottom line growth. We will continue to efficiently utilize our resources while fueling investments behind our brands. However, adverse channel and packaging mix, coupled with transactional foreign exchange and commodity headwinds, will pressure our 2021 EBITDA, as defined (adjusted for exceptional items), margin. The outlook for 2021 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

We expect the average gross debt coupon in 2021 to be approximately 4.0%. Net pension interest expenses and accretion expenses including IFRS 16 Lease adjustments are expected to be in the range of USD 150 million to USD 170 million per quarter, depending on currency fluctuations. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of between USD 4.5 billion and USD 5.0 billion in 2021 as we are increasing investments in innovation and other consumer-centric initiatives to fuel our momentum.

Approximately 44% of our gross debt is denominated in currencies other than the US dollar, primarily the Euro. Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Administrative, Management, Supervisory Bodies and Senior Management Structure

Our management structure is a “one-tier” governance structure composed of our Board, a Chief Executive Officer responsible for our day-to-day management and an executive committee (the “Executive Committee”). The Executive Committee is led by our Chief Executive Officer and comprises the Chief Executive Officer, the Chief Financial Officer, the Chief Strategy and Technology Officer and the Chief Legal and Corporate Affairs Officer and Corporate Secretary. Our Board is assisted by four main committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee. See “—C. Board Practices—Information About Our Committees.”

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

As a consequence, our Board is currently composed of four directors nominated by Eugénie Patri Sébastien S.A. (which represents Interbrew’s founding Belgian families and holds the class A Stichting certificates), four directors nominated by BRC S.à.R.L. (“BRC”) (which represents the Brazilian families that were previously the controlling shareholders of Ambev and holds the class B Stichting certificates), one additional non-executive director who was appointed by the Stichting, three directors who were appointed by the holders of Restricted Shares and three independent directors. The appointment and renewal of all directors (i) are based on a recommendation of the Nomination Committee, taking into account the rules regarding the composition of the Board of Directors set out in our articles of association, and (ii) are subject to approval by the shareholders’ meeting. Directors (other than the Restricted Share Directors) are appointed for a maximum term of four years, but the shareholders’ meeting can resolve for a shorter term. In accordance with our bylaws, Restricted Share Directors are appointed for renewable terms ending at the next shareholders’ meeting following their appointment.

Under article 7:87 of the Belgian Code of Companies and Associations (the “Belgian Companies Code”), the independence of directors is assessed by taking into consideration the criteria set out in Principle 3.5 of the 2020 Belgian Corporate Governance Code, which are the following:

•

the director is not an executive, or exercising a function as a person entrusted with the daily management of the company or a related company or person, and has not been in such a position for the previous three years before his or her appointment and is no longer enjoying stock options of the company related to this position;

•	the director has not served for a total term of more than twelve years as a board member;

•

the director is not an employee of the senior management of the company or a related company or person, and has not been in such a position for the previous three years before his or her appointment and is no longer enjoying stock options of the company related to this position;

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

•

the director is not or has not been within the last three years before his or her appointment, a partner or member of the audit team of the company or person who is, or has been within the last three years before their appointment, the external auditor of the company or a related company or person;

•	the director is not an executive of another company in which an executive of the company is a non-executive board member; and

•

the director does not have, in the company or a related company or person, a spouse, legal partner or close family member to the second degree, exercising a function as board member or executive or person entrusted with the daily management or employee of the senior management, or falling in one of the other cases referred to in bullets 1. to 8. above, and as far as the second bullet is concerned, up to three years after the date on which the relevant relative has terminated his or her last term.

Should the Board present for appointment as independent director a candidate who does not meet the criteria above, it will explain the reasons why it considers that such candidate is independent, in accordance with article 7:98 of the Belgian Companies Code.

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

The composition of our Board is currently as follows:

Name	Principal Function	Nature of Directorship	Initially Appointed	Term Expires

María Asunción Aramburuzabala	Director	Non-executive	2016	2024

Martin J. Barrington	Director and Chair of the Board(1)	Non-executive, nominated by the holders of Restricted Shares	2016	2021

M. Michele Burns	Independent Director	Non-executive	2016	2024

Sabine Chalmers	Director	Non-executive, nominated by the holders of class A Stichting certificates	2019	2023

Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2024

Claudio Garcia	Director	Non-executive, nominated by the holders of class B Stichting certificates	2019	2023

William F. Gifford, Jr.	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2021

Paulo Alberto Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2024

Xiaozhi Liu	Independent Director	Non-executive	2019	2023

Alejandro Santo Domingo Dávila	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2021

Elio Leoni Sceti	Independent Director	Non-executive	2016	2024

Cecilia Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2019	2023

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2024

Roberto Thompson Motta	Director	Non-executive, nominated by the holders of class B Stichting certificates	2020	2024

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2024

Note:

(1)	We have determined that Mr. Barrington is an independent director for purposes of Rule 10A-3 of the Exchange Act.

At our annual shareholders’ meeting held on 3 June 2020, the mandates of Ms. Michele Burns, Mr. Elio Leoni Sceti, Mr. Alexandre Van Damme, Mr. Grégoire de Spoelberch, Mr. Paul Cornet de Ways Ruart, Mr. Paulo Alberto Lemann and Ms. María Asunción Aramburuzabala were renewed for a term of 4 years. The mandates of Mr. Martin J. Barrington, Mr. William F. Gifford, Jr. and Mr. Alejandro Santo Domingo Dávila were renewed for a term of 1 year. The mandate of Mr. Marcel Herrmann Telles ended, and Mr. Roberto Thompson Motta was appointed as successor to Mr. Marcel Herrman Telles for a term of 4 years. Their mandates are renewable.

The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

No member of the Board has any conflicts of interest within the meaning of the Belgian Companies Code between any duties he or she owes to us and any private interests and/or other duties.

Ms. Aramburuzabala is a non-executive member of the Board. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnológico Autónomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently the chairperson of the Boards of Directors of Tresalia Capital, Abilia, Medistik and Red Universalia. She is also a member of the Advisory Board of Grupo Modelo and was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Boards of Coty, Consejo Mexicano de Negocios and is an Advisory Board member of ITAM School of Business.

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

Ms. Chalmers is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1965, Ms. Chalmers is an American citizen and holds a Bachelor’s Degree in Law from the London School of Economics and is qualified to practice law in England and New York State. Ms. Chalmers is the General Counsel of BT Group plc. Prior to joining BT, she was the Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors of AB InBev, a role she held from 2005 to 2017. Ms. Chalmers joined AB InBev after 12 years with Diageo plc where she held a number of senior legal positions including as General Counsel of the Latin American and North American businesses. Prior to Diageo plc, she was an associate at the law firm of Lovell White Durrant in London, specializing in mergers and acquisitions.

Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange U.K. and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a non-executive director of EPS, Rayvax, Adrien Invest, Floridienne S.A. and several privately held companies.

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

Mr. Gifford is a representative of the Restricted Shareholders. Born in 1970, he is an American citizen and graduated from Virginia Commonwealth University with a Bachelor’s Degree in Accountancy. He serves as Chief Executive Officer of Altria Group. Prior to his current position, Mr. Gifford served as Vice Chairman and Chief Financial Officer of Altria Group from May 2018 until April 2020 with responsibility for overseeing Altria’s financial functions, core tobacco businesses and sales and distribution business. Prior to that he served as Executive Vice President and Chief Financial Officer from March 2015 until May 2018. Since joining Philip Morris USA, an Altria subsidiary, in 1994, he has served in numerous leadership roles including President and Chief Executive Officer of Philip Morris USA and Vice President and Treasurer for Altria, and has led various functions including Finance, Strategy and Business Development and Market Information and Consumer Research. Prior to joining Philip Morris USA, Mr. Gifford worked at the public accounting firm of Coopers & Lybrand, which currently is known as PricewaterhouseCoopers.

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

Mr. Leoni Sceti is an independent member of the Board. Born in 1966, he is an Italian citizen who lives in the UK. He graduated Magna Cum Laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post-graduate bar exam. Mr. Leoni Sceti has over 30 years’ experience in the fast-moving consumer goods and media sectors. He is Chief Crafter and Chairman of The Craftory, a global investment house for purpose-driven challenger brands in FMCG. Mr. Leoni Sceti is Chairman of London-based LSG holdings and an early stage investor in Media & Tech, with over 25 companies in his portfolio. He is also an independent member of the Board at cocoa and chocolate leader Barry Callebaut and is a director at the Kraft Heinz Company. His roles in the non-profit space include being a Trustee and Counsellor at One Young World (young leaders from over 190 countries), and Chairman of the U.K. board at Room to Read (promoting literacy and gender equality in education, globally). His previous roles included: CEO of Iglo Group - whose brands are Birds Eye, Findus & Iglo - until May 2015, when the company was sold to Nomad Foods; Global CEO of EMI Music from 2008 to 2010; and - prior to EMI - an international career in marketing and senior leadership roles at Procter & Gamble and Reckitt Benckiser, where he later was CMO, global head of Innovation and then head of the European operations.

Dr. Liu is an independent member of the Board. Born in 1956 in China, she is a German citizen and is the founder and CEO of ASL Automobile Science & Technology (Shanghai) Co., Ltd. since 2009 and is an independent director of Autoliv and Johnson Matthey Plc. Previously, she held various senior executive positions, including Chairman and CEO of Neotek (China), Vice-Chairman and CEO of Fuyao Glass Group, Chairman and CEO of General Motors Taiwan, Director of concept vehicle for Buick Park Avenue and Cadillac, Vehicle Electronics-Control and Software Integration for GM North America, CTO and Chief Engineer of General Motors Greater China Region, and Representative Managing Director of Delphi Automotive in Shanghai China. Prior to 1997, she was responsible for Delphi Packard China JV Development, Sales and Marketing as well as New Business Development. Besides these executive roles, Dr. Liu also served as an independent director of CAEG from 2009 to 2011 and an independent director of Fuyao Glass Group from 2013 to 2019. Dr. Liu has rich professional experience covering the areas of general management of enterprises, P&L, technology development, marketing and sales, mergers and acquisitions, including in the United States, Europe and China at global Top 500 companies and Chinese blue-chip private enterprises. She earned a Ph.D. in Chemical Engineering, a Master’s Degree of Electrical Engineering at the University of Erlangen/Nuremberg Germany and a Bachelor’s Degree in Electrical Engineering at Xian Jiao Tong University in Xian China. She also attended the Dartmouth Tuck School of Business for Executives.

Mr. Santo Domingo is a representative of the Restricted Shareholders. Born in 1977, he is a Colombian citizen and obtained a B.A. in History from Harvard College. He is a Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of Directors of SABMiller Plc, where he was also Vice-Chairman of SABMiller Plc for Latin America. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia. He is Chairman of the Board of Valorem, a company which manages a diverse portfolio of industrial and media assets in Latin America. Mr. Santo Domingo is also a director of JDE Peet’s, ContourGlobal plc, LifeTime, Inc., Florida Crystals, the world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian Daily, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Chair of the Wildlife Conservation Society and Fundacion Mario Santo Domingo. He is also a Member of the Board of Trustees of The Metropolitan Museum of Art, a member of the Board of Channel Thirteen/WNET (PBS), a member of the Board of DKMS, a foundation dedicated to finding donors for leukemia patients, and he is a member of the Board of Fundacion Pies Descalzos. He is a member of Harvard University’s Global Advisory Council (GAC) Mr. Santo Domingo is a member of the Board of Trustees of the Mount Sinai Health System.

Ms. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1981, she is a Brazilian citizen and is a graduate from the American University of Paris with a Bachelor’s Degree in International Business Administration and of Harvard Business School’s Owner/President Management (OPM) program. Ms. Sicupira currently serves on the board of Lojas Americanas S.A, where she is member of the Finance and People Committees, and of Ambev S.A. She previously served on the board of Restaurant Brands International and of São Carlos Empreendimentos S.A. Ms. Sicupira began her career in 2004 as an analyst within Goldman Sachs’ Investment Banking Division covering Latin America. Today she is a director and partner of LTS Investments.

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

Mr. Roberto Thompson Motta is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1957, he is a Brazilian citizen and received a BS in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from The Wharton School of the University of Pennsylvania. He is a co-founder and member of the Investment Committee of 3G Capital, a global investment firm headquartered in New York. Mr. Thompson serves on the Board of Directors of AB InBev and has served on the Board of Directors of Ambev S.A. since 2001, Restaurant Brands International since 2013 and StoneCo Ltd since 2018 where he chairs the Finance Committee. He was one of the founding partners of GP Investments Ltd. and a member of its Board of Directors until 2010. Mr. Thompson is a member of The Graduate Executive Board of The Wharton School of the University of Pennsylvania, The International Council of The Metropolitan Museum of Art in New York and a Patron of the Museum of Modern Art of São Paulo.

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of several family-owned companies such as Patri S.A. (Luxembourg). He is a member of the Board of the Kraft Heinz Company.

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

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
María Asunción Aramburuzabala	Tresalia Capital, Grupo Modelo, KIO Networks, Abilia, Red Universalia, Medistik, Consejo Mexicano de Negocios, Coty Inc and Instituto Tecnológico Autónomo de México (ITAM) School of Business	Grupo Financiero Banamex, LLC, Banco Nacional de México, América Móvil, Grupo Televicentro, Televisa, Cablevisión, Empresas ICA, Aeroméxico, Siemens, Tory Burch, LLC, Artega Automobil, Diblo, Dirección de Fábricas, Filantropía Modelo, Consejo Asesor para las Negociaciones Comerciales Internacionales, Compromiso Social por la Calidad de la Educación, Latin America Conservation Council, Fresnillo plc, Médica Sur, Calidad de Vida, Progreso y Desarrollo para la Ciudad de México and Compañía Periodística Nacional

Martin J. Barrington	Richmond Performing Arts Center L.L.P.	Altria Group, Inc., NextUp (formerly Middle School Renaissance 2020, LLC), Virginia Museum of Fine Arts

M. Michele Burns	Cisco Systems Inc., The Goldman Sachs Group Inc., Etsy Inc., Circle Internet Financial	Alexion Pharmaceuticals Inc.

Sabine Chalmers	BT Group Plc, Eugénie Patri Sébastien S.A. and the Stichting	Coty Inc.

Paul Cornet de Ways Ruart	Eugénie Patri Sébastien S.A., Rayvax Société d’Investissement S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A.and the Stichting	Sparflex, Bunge Ltd, Krispy Kreme Doughnuts Inc., Panera Bread Holdings Corp., Peet’s Coffee & Tea, LLC, Coffee & Bagel Brands Inc. Company, Inc.

Name	Current	Past
Claudio Garcia	Lojas Americanas S.A., Garcia Family Foundation, Telles Foundation and Chapin School in New York	—

William F. Gifford, Jr.	Altria Group Inc., Virginia Commonwealth University School of Business Foundation	Virginia Foundation for Independent Colleges, National Association of Manufacturers, Greater Richmond Partnership, Inc.

Paulo Alberto Lemann	Vectis Partners, Lojas Americanas S.A., Lemann Foundation and Lone Pine Capital LLC	Ambev

Elio Leoni Sceti	LSG Holdings (Chairman), the Kraft Heinz Company, Barry Callebaut, One Young World (Trustee), The Craftory (Chairman), Room to Read UK (Chairman)	EMI Music, Iglo Group, Beamly Ltd. and Nomad Foods

Xiaozhi Liu	ASL Automobile Science & Technology (Shanghai) Co., Ltd., Autoliv (NYSE) and Johnson Matthey Plc	Fuyao Glass Group

Alejandro Santo Domingo Dávila	Quadrant Capital Advisors, Inc., Bavaria S.A., Valorem S.A., JDE Peet’s, Cine Colombia S.A., Organización Decameron S. de R.L., Florida Crystals Corporation, Caracol Televisión S.A., Life Time Inc., Metropolitan Museum of Art, Wildlife Conservation Society, DKMS and Fundación Mario Santo Domingo, Contour Global plc, Mount Sinai Health Systems	SABMiller plc., Celumóvil S.A., Avianca S.A., Sofasa S.A., Cervecería Nacional S.A. (Panamá), Compañía de Cervezas Nacionales S.A. (Ecuador), Union de Cervecerías Peruanas Backus & Johnston S.A.A., Keurig Green Mountain (KGM), Millicom International Cellular SA

Cecilia Sicupira	Lojas Americanas S.A., LTS Investments and Ambev S.A.	Restaurant Brands International and São Carlos Empreendimentos S.A.

Grégoire de Spoelberch	Agemar S.A., , Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest, (1) Midi Developpement,(1) Solferino Holding S.A., Vedihold, Clearvolt S.A. and Fonds Baillet Latour	Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens and(1) Elpo-Cuisinex Wholesale(1) Navarin S.A., Wernelin S.A., Zencar S.A.

Roberto Thompson Motta	Ambev S.A., Restaurant Brands International, StoneCo Ltd., the Stichting,3G Capital, Inc. LTS Investments, The Wharton School of The University of Pennsylvania, Metropolitan Museum of Art.	Lojas Americanas S.A., São Carlos Empreendimentos S.A.

Name	Current	Past
Alexandre Van Damme	Patri S.A., the Stichting, Eugénie Patri Sébastien, S.A. and the Kraft Heinz Company	Keurig Green Mountain (KGM), Jacobs Douwe Egberts (JDE), DKMS and Fonds Baillet Latour, Restaurant Brands International

Note:

(1)	As permanent representative.

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

Effective 29 April 2020, Fernando Mommensohn Tennenbaum succeeded Felipe Dutra as Chief Financial Officer and member of the Executive Committee.

Effective 29 April 2020, David Almeida became Chief Strategy and Technology Officer.

Effective 29 April 2020, Nelson Jamel became Chief People Officer.

Effective 29 April 2020, the Executive Committee is comprised of the Chief Executive Officer, Carlos Brito, the Chief Financial Officer, Fernando Tennenbaum, the Chief Strategy and Technology Officer, David Almeida and the Chief Legal and Corporate Affairs Officer and Corporate Secretary, John Blood.

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

As of 1 January 2021, our Executive Committee consisted of the following members:

Name	Function
Carlos Brito	Chief Executive Officer
John Blood	Chief Legal and Corporate Affairs Officer and Corporate Secretary
Fernando Tennenbaum	Chief Financial Officer
David Almeida	Chief Strategy and Technology Officer

As of 1 January 2021, and in addition to the members of our Executive Committee, our senior leadership team consists of the following:

Name	Function
Katherine Barrett	General Counsel
Pedro Earp	Chief Marketing and ZX Ventures Officer
Lucas Herscovici	Chief Sales Officer
Peter Kraemer	Chief Supply Officer
Nelson Jamel	Chief People Officer
Tony Milikin	Chief Procurement, Sustainability and Circular Ventures Officer
Pablo Panizza	Chief Direct to Consumer Officer
Ricardo Tadeu	Chief B2B Officer
Jan Craps	Zone President Asia Pacific (APAC)
Michel Doukeris	Zone President North America
Carlos Lisboa	Zone President Middle Americas
Ricardo Moreira	Zone President Africa
Jean Jereissati Neto	Zone President South America
Jason Warner	Zone President Europe

The business address for all of these members of our senior leadership team is: Brouwerijplein 1, 3000 Leuven, Belgium.

Carlos Brito is our CEO and a member of the Executive Committee. Born in 1960, he is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University Graduate School of Business. Mr. Brito joined Ambev in 1989 where he held roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is a member of the board of directors of Ambev. He is also an Advisory Council Member of the Stanford Graduate School of Business and serves on the Advisory Board of the Tsinghua University School of Economics and Management.

Fernando Tennenbaum is our Chief Financial Officer since 29 April 2020 and a member of the Executive Committee. Born in 1977, he is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev. He joined our company in 2004, and has held various roles in the finance function (including Treasury, Investor Relations and M&A). He most recently served as the Vice President of Finance (South America Zone) and Chief Financial and Investor Relations Officer of Ambev S.A.

David Almeida is our Strategy and Technology Officer since 29 April 2020 and a member of the Executive Committee. Born in 1976, Mr. Almeida is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Chief Strategy and Transformation Officer and before that as Chief Integration Officer and Chief Sales Officer ad interim, having previously held the positions of Vice President, U.S. Sales and of Vice President, Finance for the North American organization. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch Companies in 2008 and subsequent integration activities in the U.S. Before joining the group in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Katherine Barrett is our General Counsel. Born in 1970, Ms. Barrett is a U.S. citizen and holds a Bachelor’s Degree in Business Administration from Saint Louis University and a Juris Doctorate degree from the University of Arizona. Ms. Barrett joined Anheuser-Busch in 2000 as a litigation attorney in the Legal Department. She most recently served as Vice President, U.S. General Counsel and Labor Relations, where she was responsible for overseeing all legal issues in the U.S. including commercial, litigation and regulatory matters and labor relations. Prior to joining the company, Ms. Barrett worked in private practice at law firms in Nevada and Missouri.

John Blood is our Chief Legal and Corporate Affairs Officer, Company Secretary and a member of our Executive Committee. Born in 1967, Mr. Blood is a U.S. citizen and holds a Bachelor’s Degree from Amherst College and a JD degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A. Most recently Mr. Blood was AB InBev’s General Counsel. Prior to the latter role, he was Zone Vice President Legal and Corporate Affairs in North America where he has led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood worked on the legal team in Diageo’s North American business and was in private practice at a law firm in New York City before that.

Jan Craps is our Zone President Asia Pacific since 1 January 2019 and CEO and Co-Chair of Budweiser Brewing Company APAC since 8 May 2019. Born in 1977, Mr. Craps is a Belgian citizen and obtained a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, Belgium. Mr. Craps was an associate consultant with McKinsey & Company before joining Interbrew in 2002. He acquired a range of international experiences in a number of senior marketing, sales and logistics executive positions in France and Belgium. In 2011, he relocated to Canada where he was appointed Head of Sales for Canada followed by his appointment as President and CEO of Labatt Breweries of Canada in 2014. Until 31 December 2018, he held the position of Zone President Asia Pacific South.

Michel Doukeris is our Zone President North America since 1 January 2018. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined the group in 1996 and held a number of commercial operations roles in Latin America before moving to Asia where he led our China and Asia Pacific operations for seven years. In 2016, he moved to the U.S. to assume the position of global Chief Sales Officer. In January 2018, he assumed leadership of Anheuser-Busch and our North American business.

Pedro Earp is our Chief Marketing and ZX Ventures Officer since 1 January 2019. Born in 1977, he is a Brazilian citizen and holds a Bachelor of Science degree in Economics from the London School of Economics. Mr. Earp joined Ambev in 2000 as a Global Management Trainee in the Latin America North Zone. In 2002, he became responsible for the Zone’s M&A team and in 2005 he moved to InBev’s global headquarters in Leuven, Belgium to become Global Director, M&A. Later, he was appointed Vice President, Strategic Planning in Canada in 2006, Global Vice President, Insights and Innovation in 2007, Global Vice President, M&A in 2009 and Vice President, Marketing for the Latin America North Zone in 2013. He was appointed Chief Disruptive Growth (now ZX Ventures) Officer of AB InBev in February 2015.

Lucas Herscovici is our Chief Sales Officer since August 2020. Born in 1977, he is an Argentinean citizen and received a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires. Mr. Herscovici joined us in 2002 as a Global Management Trainee in our Latin America South Zone and has built his career in marketing and sales. After working in Argentina in several commercial roles, he became head of innovation for global brands and, later, Global Marketing Director of Stella Artois in 2008. In 2011, he was responsible for opening the “Beer Garage,” our global digital innovation office based out of Palo Alto, California. In 2012, he joined the North America Zone to become VP Digital Marketing and, in 2014, he was appointed VP Consumer Connections for the United States. In 2017, he was appointed Global Marketing VP of Insights, Innovation and Consumer Connections, and held such role until 31 December 2018. He most recently served as Chief Non-Alcohol Officer until August 2020.

Nelson Jamel is our Chief People Officer since 29 April 2020. Born in 1972, Mr. Jamel is a Brazilian citizen and holds a Bachelor’s and Master’s Degree in industrial engineering from the Universidade Federal do Rio de Janeiro. His more than 20-year journey with AB InBev has taken him from leading finance roles in Brazil to the Dominican Republic, through Western Europe and North America. He most recently served as the Vice President of Finance and Technology for the North America Zone.

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

Peter Kraemer is our Chief Supply Officer. Born in 1965, he is a U.S. citizen. A fifth-generation Brewmaster and native of St. Louis, Mr. Kraemer holds a Bachelor’s degree in Chemical Engineering from Purdue University and a Master’s Degree in Business Administration from St. Louis University. He joined Anheuser-Busch 32 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Mr. Kraemer became Vice President, Supply, for AB InBev’s North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016.

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

Tony Milikin is our Chief Procurement, Sustainability and Circular Ventures Officer. Mr. Milikin joined AB InBev in May, 2009 and is globally responsible for Procurement, Sustainability and Value Creation. Born in 1961, Mr. Milikin is a U.S. citizen. He is responsible for $35B+ in purchases and working capital annually. AB InBev’s Value Creation uses circular economy opportunities to create businesses from our waste and underutilized assets. Mr. Milikin holds an undergraduate Finance Degree from the University of Florida and an MBA from Texas Christian University. Mr. Milikin joined AB InBev from MWV, where he was Senior Vice President, Supply Chain and Chief Purchasing Officer. Prior to joining MWV, he held various purchasing, transportation and supply positions with increasing responsibilities at Monsanto and Alcon Laboratories.

Ricardo Moreira is our Zone President Africa since 1 January 2019. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialization in Management from University of Chicago in the United States. Mr. Moreira joined the group in 1995 and held various positions in the sales and finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics and Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head our sales, marketing and distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of Zone President Latin America COPEC until 31 December 2018.

Pablo Panizza is our Chief Direct to Consumer Officer since 1 January 2019. Born in 1975, he is an Argentinean citizen and holds a degree in Industrial Engineering from Universidad de Buenos Aires. Mr. Panizza manages our Direct to Consumer business, coordinating cross-market initiatives, sharing best practices and shaping its strategy. He joined our company in 2000 as a Global Management Trainee in South America Zone and has spent almost two decades developing a career in the commercial area. After holding senior roles in Argentina and Global Headquarters, he led our business in Chile and Paraguay. He most recently served as Business Unit President for Argentina and Uruguay.

Ricardo Tadeu is our Chief B2B Officer since 1 July 2020. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Laws from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined the group in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the Combination in 2016. Mr. Tadeu most recently served as Chief Sales Officer and before that he held the role as Zone President Africa until 31 December 2018.

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

General Information on the Members of the Executive Committee

In relation to each of the members of the Executive Committee as of 31 December 2020 (or the most recent practicable date, for former members), other than as set out below, we are not aware of (i) any convictions in relation to fraudulent offenses in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any office, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanctions of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

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

Over the five years preceding the date of this Form 20-F, the members of the Executive Committee have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
John Blood	—	International Institute for Conflict Prevention and Resolution (CPR)

Carlos Brito	Member of the Advisory Board of the Tsinghua University School of Economics and Management	IAB Council Member of the China Europe International Business School (CEIBS)

	Member of the CEO Group at the International Alliance for Responsible Drinking (IARD)	Member of the Board of Trustees and Finance Committee of the Greenwich Academy, Inc.

	Advisory Council Member of Stanford Graduate School of Business	Member of the Global Brewers Initiative (GBI)

Fernando Tennenbaum	—	—

David Almeida	—	—

B. COMPENSATION

Introduction

Our compensation system has been designed and approved to help motivate high performance. The goal is to deliver market-leading compensation, driven by both company and individual performance, and alignment with shareholders’ interests by encouraging ownership of our shares. Our focus is on annual and long-term variable pay, rather than on base salary or fees.

Share-Based Payment Plans

We currently have three primary, share-based payment plans, namely our long-term incentive stock option plan for directors (“LTI Stock Option Plan Directors”) established in 2014 and replaced by the restricted stock unit plan for directors (“RSU Plan Directors”) in 2019, our share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 (and amended as from 2010) and our long-term incentive plan for eligible employees (“LTI Plan Executives”), established in 2009.

In addition, from time to time, we make exceptional grants to our employees and employees of our subsidiaries or grants of shares, restricted stock units or options under plans established by us or by certain of our subsidiaries.

LTI Stock Option Plan Directors

The table below provides an overview of all of the stock options outstanding under our former LTI Stock Option Plan Directors as of 31 December 2020:

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

As of 31 December 2020, the total number of stock options granted under the LTI Stock Option Plan Directors is 1.105 million. As of 31 December 2020, of the 1.105 million outstanding options, none were vested.

For additional information on the LTI stock options held by members of our Board of Directors and members of our Executive Committee, see “—Compensation of Directors and Executives” below.

RSU Plan Directors

On 24 April 2019, the annual shareholders’ meeting of AB InBev resolved that the share-based portion of the remuneration of the directors of AB InBev be granted under the form of restricted stock units (“RSUs”) corresponding to a fixed gross value per year of (i) EUR 550,000 (USD 626,352) for the Chair of the Board of Directors, (ii) EUR 350,000 (USD 398,587) for the Chair of the Audit Committee and (iii) EUR 200,000 (USD 227,764) for the other directors.

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

The granting and vesting of the restricted stock units are not subject to performance criteria. Therefore, the RSU Plan Directors qualifies as fixed remuneration.

The table below provides an overview of all of the RSUs granted under our RSU Plan that remain outstanding:

Grant date of RSUs	Vesting date of RSUs	Number of RSUs granted	Number of RSUs outstanding
		(in millions)	(in millions)
24 April 2019	24 April 2024	0.040	0.040
3 June 2020	3 June 2025	0.074	0.074
Total		0.114	0.114

Share-Based Compensation Plan

Our Executive Committee and other senior employees are granted variable compensation under our Share-Based Compensation Plan. Executives receive their variable performance-related compensation (bonus) in cash but have the choice to invest some or all of the value of their variable compensation in our shares, referred to as voluntary shares. Voluntary shares are:

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

Executives who invest in voluntary shares also receive three matching shares from the Company for each voluntary share invested up to a limited total percentage (60%) of each executive’s variable compensation. These matching shares are also delivered in the form of restricted stock units (“Matching Shares”).

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

In accordance with the authorization granted in our bylaws, the variable compensation system deviates from article 7:91, indents 1 and 2 of the Belgian Companies Code, as it allows:

•

for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, eligible employees are encouraged to invest some or all of their variable compensation in voluntary shares. Such voluntary investment also leads to a grant of Matching Shares in the form of restricted stock units, of which half vest over a three- year period and half vest over a five-year period (with respect to bonuses for the financial years 2019 and before, a five-year vesting period applies to the restricted stock units relating to the Matching Shares and the Discounted Shares), ensuring sustainable long-term performance; and

•

for the voluntary shares granted under the Share-Based Compensation Plan to vest at their grant, instead of applying a vesting period of a minimum of three years. Nonetheless, half of the voluntary shares are subject to a three-year lock-up period and half are subject to a five- year lock-up period (with respect to bonuses for the financial years 2019 and before, a five-year vesting period applies to voluntary shares).

During 2020, we issued 0.15 million matching restricted stock units pursuant to the new Share-Based Compensation Plan as described above, in relation to the 2019 bonuses.

LTI Plan Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options or other share-based instruments such as restricted stock units, depending on management’s assessment of the employee’s performance and future potential. From 2020 onwards, grants will primarily take the form of restricted stock units. Any grant of annual long-term incentives to members of the Executive Committee and the senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee.

LTI stock options have the following features:

•	upon exercise, each LTI stock option entitles the option holder to one share. As of 2010, we have also issued LTI stock options entitling the holder to one ADS;

•	an exercise price equal to the market price of our share or our ADS at the time of granting;

•	a maximum lifetime of 10 years and an exercise period that starts after five years; and

•	the LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in case of termination of service before the end of the five-year vesting period.

Long-term restricted stock units have the following features:

•	a grant value determined on the basis of the market price of the share at the time of grant;

•	upon vesting, each restricted stock unit entitles its holder to acquire one share; and

•

half of the restricted stock units cliff vest over a three-year period and the other half cliff vest over a five-year period. In the event of termination of service before the vesting date, specific forfeiture rules will apply.

The table below gives an overview of the annual LTI stock options on our shares that have been granted under the LTI Plans outstanding as of 31 December 2020:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
30 November 2011	2.85	0.91	44.00	29 November 2021
30 November 2012	2.75	1.67	66.56	29 November 2022
14 December 2012	0.22	0.09	66.88	13 December 2022
2 December 2013	2.48	1.71	75.15	1 December 2023
19 December 2013	0.37	0.21	74.49	18 December 2023
1 December 2014	2.48	1.78	94.46	30 November 2024

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
17 December 2014	0.53	0.38	88.53	16 December 2024
1 December 2015	1.63	1.06	121.95	30 November 2025
22 December 2015	1.86	1.40	113.00	21 December 2025
1 December 2016	2.32	1.62	98.04	30 November 2026
15 December 2016	1.15	0.81	97.99	14 December 2026
13 January 2017	0.02	0.01	99.01	12 January 2027
20 January 2017	0.96	0.81	98.85	19 January 2027
5 May 2017	0.52	—	109.10	4 May 2027
1 December 2017	4.79	3.64	96.70	30 November 2027
22 January 2018	1.05	0.97	94.36	21 January 2028
8 March 2018	0.27	0.27	89.43	7 March 2028
3 December 2018	4.48	3.55	67.64	2 December 2028
25 January 2019	0.93	0.84	65.70	24 January 2029
1 March 2019	0.02	0.02	68.55	2 December 2028
2 December 2019	5.87	5.40	71.87	1 December 2029

The table below gives an overview of the annual LTI stock options on our ADS that have been granted under the LTI Plans outstanding as of 31 December 2020:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2011	1.17	0.51	58.44	29 November 2021
30 November 2012	1.16	0.68	86.43	29 November 2022
14 December 2012	0.17	0.11	87.34	13 December 2022
2 December 2013	1.05	0.68	102.11	1 December 2023
19 December 2013	0.09	0.06	103.39	18 December 2023
1 December 2014	1.04	0.67	116.99	30 November 2024
17 December 2014	0.22	0.16	108.93	16 December 2024
1 December 2015	1.00	0.68	128.46	30 November 2025
22 December 2015	0.14	0.09	123.81	21 December 2025
1 December 2016	1.29	0.94	103.27	30 November 2026
15 December 2016	0.08	0.06	102.91	14 December 2026
1 December 2017	1.40	1.08	114.50	30 November 2027
3 December 2018	1.19	1.05	76.87	2 December 2028
2 December 2019	1.26	1.21	79.35	1 December 2029

For further details regarding annual long-term incentive restricted stock units granted to members of the Executive Committee in 2020, please see “—Compensation of Directors and Executives—Long-Term Incentives—Annual long-term incentive restricted stock units” below.

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

Vesting of such options or restricted stock units may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants. Such performance conditions may consist of financial metrics, such as an EBITDA compounded annual growth rate, for instance.

From 2020 onwards, grants will primarily take the form of restricted stock units. Any grant of exceptional long-term incentives to members of the Executive Committee and/or the senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee. For further details regarding exceptional long-term incentive stock options granted to members of the Executive Committee in 2020, please see “—Compensation of Directors and Executives—Long-Term Incentives—Exceptional long-term incentives” below.

The following historic exceptional long-term incentive plans are currently in place, and upon recommendation of the Remuneration Committee, the Board can implement similar exceptional long-term incentive plans:

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

No options under the 2020 Incentive Plan were granted to members of the Executive Committee in 2020.

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

In 2020, no additional options were granted under the Integration Incentive Plan to members of the Executive Committee.

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

The options have a duration of 10 years as from granting and vest after three years. Specific forfeiture rules apply if the employee leaves the company before the vesting date. In 2020, no options were granted under the Incentive Plan for SAB employees to members of the Executive Committee.

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

In 2020, no additional options were granted under the Long Run Stock Options Incentive Plan to members of the Executive Committee.

Recurring Specific Long-Term Restricted Stock Unit Programs

Several recurring specific long-term restricted stock unit programs are in place.

Restricted Stock Units Program: This program allows for the offer of restricted stock units to certain employees in certain specific circumstances. For example, grants may be made as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. As of 1 December 2020, this program has been replaced by the new Base Long-Term Restricted Stock Units Plan described below. For further details regarding RSUs granted under the program to members of the Executive Committee in 2020, please see “—Compensation of Directors and Executives— Recurring Specific Long-Term Restricted Stock Unit Programs—Restricted Stock Units Program” below.

Exceptional Incentive Restricted Stock Units Program: This program allows for the exceptional offer of restricted stock units to certain employees at the discretion of our Remuneration Committee as a long-term retention incentive for our key employees. Employees eligible to receive a grant under the program will receive two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after 10 years. Under a variant of this program, restricted stock units may be granted with a shorter vesting period of between two and a half and three years for the first half, and five years for the second half. In case of termination of service before the vesting date, specific forfeiture rules apply. Beginning in 2017, instead of restricted stock units, stock options may also be granted under this program, with similar vesting and forfeiture rules. No restricted stock units were granted under the program to members of the Executive Committee in 2020. As of 1 December 2020, this program has been replaced by the new Base Long-Term Restricted Stock Units Plan described below.

Share Purchase Program: This program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of three matching shares for each share invested or, as the case may be, a number of matching shares corresponding to a fixed monetary value that depends on seniority level. The matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. Beginning in 2016, instead of restricted stock units, stock options may also be granted under this program with similar vesting and forfeiture rules. No shares under the program were purchased by members of the Executive Committee in 2020.

Performance-Based Restricted Stock Units: This program allows for the offer of performance-based restricted stock units (“Performance RSUs”) to certain members of our management. Upon vesting, each Performance RSU gives the eligible employee the right to receive one existing Ordinary Share. The Performance RSUs have a vesting period of five years or of ten years. The shares resulting from the vesting of the Performance RSUs will only be delivered provided a performance test is met by the company. Specific forfeiture rules apply if the employee leaves the company before the vesting date or if the performance test is not achieved by a certain date. These Performance RSUs are subject to an organic EBITDA compounded annual growth rate target set by the Board. Other performance test criteria may be used for future grants. No restricted stock units were granted under the program to members of the Executive Committee in 2020.

Base Long-Term Restricted Stock Units Program: This program allows for the offer of restricted stock units to certain members of our management in certain specific circumstances, e.g. as a special retention incentive or to compensate for assignments of expatriates in certain limited countries. This program was created in 2020 and will replace the Restricted Stock Units Program and Exceptional Incentive Restricted Stock Units Program described above for the purposes of grants made as from 1 December 2020. Under this new program, restricted stock units can be granted under sub-plans with specific terms and conditions and for specific purposes. The restricted stock units in principle vest after five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer vesting periods for specific sub-plans or introduce performance tests similar to those described under the Performance-Based Restricted Stock Units program.

Any grant under long-term restricted stock unit programs to members of the Executive Committee and/or senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee.

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

In 2020, no member of the Executive Committee participated in the ABI/Ambev Exchange Program.

Programs for Maintaining Consistency of Benefits Granted and for Encouraging Global Mobility of Executives

Two programs aimed at maintaining consistency of benefits granted to eligible employees and encouraging the international mobility of eligible employees while complying with all legal and tax obligations were approved at the annual shareholders’ meeting of AB InBev on 27 April 2010.

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

Because the Series A Options granted under the November 2008 Exceptional Grant and the Options granted under the April 2009 Exceptional Grant vested on 1 January 2014, the Exchange Program is no longer relevant for these options. Instead, the Exchange Program has now become applicable to the Series B Options granted under the November 2008 Exceptional Grant. Under the extended program, eligible employees who are relocated, e.g., to the United States, can elect to exchange their Series B Options against a number of our Ordinary Shares that, in principle, remain locked up until 31 December 2023 (five years longer than the original lock-up period).

1

The Series A Options have a duration of 10 years from granting and vested on 1 January 2014. The Series B Options have a duration of 15 years from granting and vest on 1 January 2019. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/EBITDA, as defined (adjusted for exceptional items), ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 (USD 11.82) or EUR 10.50 (USD 12.02), which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008. In March 2020, Carlos Brito exercised 1,492,830 options of 25 November 2008 with a strike price of EUR 10.32 and 960,030 options of 1 December 2009 with a strike price of EUR 33.24.

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

In 2020, no exchanges were executed under this program by members of the Executive Committee.

Under a variant of this plan, upon recommendation of the Remuneration Committee, our Board has also approved a variant of the Exchange Program to allow the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for eligible employees who are relocated, e.g., to the United States. The shares that result from the exercise of these options will, in principle, remain blocked until 31 December 2023. No options were accelerated in accordance with this approval in 2020.

The Dividend Waiver Program: The dividend protection feature of the outstanding options, where applicable, owned by eligible employees who move to the United States will be canceled. In order to compensate for the economic loss which results from this cancellation, a number of new options will be granted to these eligible employees with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules, of the new options are identical to the outstanding options for which the dividend protection feature is canceled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the eligible employees concerned. In 2020, no options were granted under this program to members of the Executive Committee.

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

Board of Directors

Our directors receive fixed compensation in the form of annual fees and share-based compensation in the form of restricted stock units. Our Remuneration Committee recommends the level of remuneration for directors, including the Chair of the Board. These recommendations are subject to approval by our Board and, subsequently, by our shareholders at the annual general meeting. The Remuneration Committee benchmarks directors’ compensation against peer companies. In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the Board committees and the rules for reimbursement of directors’ business- related, out-of-pocket expenses. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.”

Board Compensation in 2020

The fixed annual fee for our directors in 2020 amounted to EUR 75,000 (USD 93,032), except for the Chair of the Board and the Chair of the Audit Committee, whose fixed annual fees amounted to EUR 255,000 (USD 290,399) and EUR 127,500 (USD 145,200) respectively. On 24 April 2019, the annual shareholders’ meeting resolved that the fixed annual fee of the directors will no longer be supplemented by any attendance fee for each additional physical Board meeting after ten (10) meetings or for each Committee meeting attended.

In addition, a fixed annual retainer applied as follows: (a) EUR 28,000 (USD 34,359) for the Chair of the Audit Committee, EUR 14,000 (USD 17,179) for the other members of the Audit Committee, (c) EUR 14,000 (USD 17,179) for each of the Chairs of the Finance Committee, the Remuneration Committee and the Nomination Committee and (d) EUR 7,000 (USD 8,590) to each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee.

The share-based portion of the remuneration of the directors was granted in the form of restricted stock units corresponding to a fixed gross value of EUR 200,000 (USD 227,764). The Chair of the Board was granted restricted stock units corresponding to a fixed gross value of EUR 550,000 (USD 626,352) and the Chair of the Audit Committee was granted restricted stock units corresponding to a fixed gross value of EUR 350,000 (USD 398,587). Such restricted stock units will vest after 5 years and, upon vesting, will entitle their holders to one AB InBev share per restricted stock unit (subject to any applicable withholding).

We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

The table below provides an overview of the fixed and share-based compensation that our directors received in 2020.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of RSUs granted(3)
		(EUR)	(EUR)	(EUR)
María Asunción Aramburuzabala	13	75,000	0	75,000	4,526
Martin J. Barrington	14	255,000	21,000	276,000	12,447
Michele Burns	14	127,500	42,000	169,500	7,920
Sabine Chalmers	14	75,000	4,083	79,083	4,526
Paul Cornet de Ways Ruart	14	75,000	7,000	82,000	4,526
Grégoire de Spoelberch	14	75,000	11,084	86,084	4,526
Claudio Garcia	14	75,000	19,251	94,251	4,526
William F. Gifford Jr.(1)	13	0	0	0	0
Paulo Lemann	14	75,000	7,000	81,000	4,526

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of RSUs granted(3)
		(EUR)	(EUR)	(EUR)
Xiaozhi Liu	13	75,000	14,000	89,000	4,526
Alejandro Santo Domingo	14	75,000	4,083	79,083	4,526
Elio Leoni Sceti	12	75,000	21,000	96,000	4,526
Cecilia Sicupira	14	75,000	7,000	81,000	4,526
Marcel Hermann Telles(2)	8	31,730	11,666	43,397	4,526
Roberto Thompson Motta(2)	6	43,270	4,083	47,352	0
Alexandre Van Damme	14	75,000	12,833	87,833	4,526

All directors as group		1,282,500	186,083	1,468,583	74,679

Note:

(1)	Mr. Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2020 and before.
(2)	Mr. Thompson Motta was appointed director on 3 June 2020. The mandate of Mr. Telles ended on 3 June 2020.
(3)	No restricted stock units granted to Directors vested in 2020.

Stock Options Held by Directors

The table below sets forth, for each of our current directors, the number of LTI stock options they owned as of 31 December 2020(1). LTI options are no longer awarded to directors (last grant on 25 April 2018).

	LTI 26	LTI 25	LTI 24	LTI 23	LTI 22		Total options
Grant date	25 April 2018	26 April 2017	27 April 2016	29 April 2015	30 April 2014
Expiry date	24 April 2028	25 April 2027	26 April 2026	28 April 2025	29 April 2024
María Asunción Aramburuzabala	15,000	15,000	15,000	15,000	0		60,000
Martin J. Barrington	0	0	0	0	0		0
Sabine Chalmers(2)	0	0	0	0	0		0
Michele Burns	25,500	25,500	25,500	0	0		76,500
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	15,000		75,000
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	15,000		75,000
Claudio Garcia(2)	0	0	0	0	0		0
William F. Gifford Jr.(3)	0	0	0	0	0		0
Paulo Lemann	15,000	15,000	15,000	15,000	0		60,000
Xiaozhi Liu	0	0	0	0	0		0
Alejandro Santo Domingo	15,000	15,000	0	0	0		30,000
Elio Leoni Sceti	15,000	15,000	15,000	15,000	0		60,000
Cecilia Sicupira	0	0	0	0	0		0
Roberto Thompson Motta	0	0	0	0	15,000	(4)	15,000
Alexandre Van Damme	15,000	15,000	15,000	15,000	15,000		75,000
Strike price (EUR)	84.47	104.50	113.25	113.10	80.83		—

Note:

(1)

At the annual shareholders’ meeting of AB InBev on 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan (see “—Share-Based Payment Plans—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged. In 2020, no LTI stock options listed in the table above were exercised by directors. No LTI stock options were granted to directors in 2020.

(2)

Mr. Garcia and Ms. Chalmers do not hold stock options under the company’s LTI Stock Options Plan for directors. However, they do still hold certain stock options that were awarded to them in the past in their capacity as executives of the company. Out of these, in 2020 Mr. Garcia exercised 47,680 LTI Options of 30 November 2010 with an exercise price of EUR 42.41.

(3)	Mr. Gifford has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate in 2020 and before.
(4)	15,000 stock options granted on 30 April 2014 to Roberto Thompson Motta from his previous service as director mandate at the company.

Restricted Stock Units Held by Directors

The table below sets forth, for each of our current directors, the number of restricted stock units they owned as of 31 December 2020.

Grant Date	24 April 2019	3 June 2020	Number of RSUs owned(3)
Vesting Date	24 April 2024	3 June 2025
María Asunción Aramburuzabala	2,595	4,526	7,121
Martin J. Barrington	1,614	12,447	14,061
Michele Burns	4,544	7,920	12,464
Sabine Chalmers(2)	0	4,526	4,526
Paul Cornet de Ways Ruart	2,595	4,526	7,121
Grégoire de Spoelberch	2,595	4,526	7,121
Claudio Garcia(2)	0	4,526	4,526
William F. Gifford Jr.(1)	0	0	0
Paulo Lemann	2,595	4,526	7,121
Xiaozhi Liu	0	4,526	4,526
Alejandro Santo Domingo	2,595	4,526	7,121
Elio Leoni Sceti	2,595	4,526	7,121
Cecilia Sicupira	0	4,526	4,526
Roberto Thompson Motta	0	0	0
Alexandre Van Damme	2,595	4,526	7,121

All directors as group	24,323	70,153	94,476

Note:

(1)	William F. Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2020 and before.

(2)

In addition to the restricted stock units held under the company’s RSU plan for directors, Claudio Garcia and Sabine Chalmers hold certain restricted stock units that were awarded to them in the past in their capacity as executives of the company.

(3)	No restricted stock units granted to directors vested in 2020.

Board Share Ownership

The table below sets forth, as of the most recent practicable date, the number of our shares owned by our directors serving in 2020 and year-to-date 2021:

Name	Number of our shares held	% of our outstanding shares
María Asunción Aramburuzabala	(*)	(*)
Martin J. Barrington	(*)	(*)
Claudio Garcia	(*)	(*)
Michele Burns	(*)	(*)
Paul Cornet de Ways Ruart	(*)	(*)
Sabine Chalmers	(*)	(*)

Name	Number of our shares held	% of our outstanding shares
Grégoire de Spoelberch	(*)	(*)
William F. Gifford Jr.	(*)	(*)
Xiaozhi Liu	(*)	(*)
Paulo Lemann	(*)	(*)
Elio Leoni Sceti	(*)	(*)
Alejandro Santo Domingo	(*)	(*)
Cecilia Sicupira	(*)	(*)
Roberto Thompson Motta	(*)	(*)
Alexandre Van Damme	(*)	(*)
TOTAL	19.78 million	<1%

Note:

(*) Each director owns less than 1% of our outstanding shares as of the most recent practicable date.

Executive Committee

The main elements of our executive remuneration are (i) a fixed-base salary, (ii) variable performance-related compensation (bonus), (iii) long-term incentive stock options, (iv) long-term restricted stock units, (v) post-employment benefits and (vi) other compensation.

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

Our executive compensation and reward programs are overseen by our Remuneration Committee. It submits recommendations on the remuneration policies and individual remuneration packages for the Board of Directors, the Chief Executive Officer, the Executive Committee and the senior leadership team to the Board for approval. It ensures that the CEO and members of the Executive Committee and senior leadership team are incentivized to achieve, and are compensated for, exceptional performance. It also promotes the maintenance and continuous improvement of the company’s compensation framework, which applies to all employees. Such compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of its employees with the interests of all shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policies applicable to the Board, the CEO and the other members of the Executive Committee.

Particularly, the Remuneration Committee discusses and assesses key areas of remuneration policy for the wider workforce throughout the year, the annual bonus pool and resulting payments made to employees across the workforce and any material changes to the structure of workforce compensation. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.” In addition, the decision to approve the remuneration policy, prior to its submission to the shareholders’ meeting, and the determination of the remuneration of the CEO and the other Executive Committee and senior leadership team members is vested with the Board upon recommendation of the Remuneration Committee. No member of the Executive Committee is at the same time a member of the Board of Directors. As regards the remuneration of the directors, all decisions are adopted by the shareholders’ meeting.

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

Unless otherwise specified, the information and amounts in this section relate to the members of our Executive Committee as of 1 January 2021. See “—A. Directors and Senior Management—Administrative, Management, Supervisory Bodies and Senior Management Structure.”

Base Salary

In order to promote alignment with market practice, base salaries are reviewed against benchmarks on an annual basis. These benchmarks are collated by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of over 20 leading peer companies (“Peer Group”) is used when available. The Peer Group is comprised of companies with a similar size to us, with the majority of them belonging to the Fast Moving Consumer Goods sector. The constituents share a complex and diverse business model and operate in talent and labor markets similar to us. The Peer Group is set by the Remuneration Committee upon the advice of an independent compensation consultant, and may be revised from time to time. If Peer Group data are not available for a given role, data from Fortune 100 companies are used. Our executives’ base salaries are intended to be aligned to mid-market levels for the appropriate market. Mid-market means that for a similar job in the market, 50% of companies in that market pay less. Executives’ total compensation target is intended to be 10% above the third quartile.

In view of the COVID-19 pandemic in 2020, the members of the Executive Committee voluntarily reduced their base salary by 20% for the period starting on 1 May 2020 until 31 December 2020.

In 2020, based on his employment contract (and taking into account the aforementioned voluntary 20% reduction), our Chief Executive Officer earned a fixed salary of EUR 1.24 million (USD 1.42 million). The other members of our Executive Committee earned an aggregate base salary of EUR 1.58 million (USD 1.80 million).

Variable Performance-Related (Bonus) Compensation – Share-Based Compensation Plan

The variable performance-related compensation (bonus) element of remuneration for members of our Executive Committee is aimed at rewarding executives for driving our short- and long-term performance.

The target variable performance-related compensation (bonus) is expressed as a percentage of the annual market reference salary applicable to the executive. The on-target bonus percentage currently theoretically amounts to maximum 200% of the market reference salary for members of the Executive Committee and 340% for the Chief Executive Officer. An additional incentive of 20% on a bonus amount may be awarded by the Remuneration Committee in the case of overachievement or other exceptional circumstances.

The effective pay-out of variable performance-related compensation (bonus), if any, is directly correlated with performance, i.e., linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics.

Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and long-term value creation. For the year ended 31 December 2020, the key performance metrics and their relative weights were:

Key Performance Metrics	Weight
Net Revenue (organic)	50%
EBITDA (organic)	30%
Cash flow (organic)	20%

Total	100%

The aggregated target achievement of the performance criteria in 2020 was 0%, reflecting the impact of the COVID-19 pandemic on the company’s operations and results.

The metrics and the relative weight attributed to each of them are set by the Board annually taking into account the Company’s strategic priorities.

In addition, the final individual bonus pay-out percentage also depends on each executive’s personal achievement of his or her individual performance targets. Individual performance targets of the Chief Executive Officer and our Executive Committee may consist of financial and non-financial targets. Individual financial targets can, for example, be related to EBITDA, net revenue, capex, resource allocation and net debt ratios. Examples of individual non-financial targets include targets in the field of brand development, operations and innovation, sustainability and other elements of corporate social responsibility, as well as compliance and ethics. Typical individual performance measures in the non-financial areas relate to employee engagement, talent pipeline, sustainability goals and compliance, and are linked to the achievement of the company’s strategic objectives.

Below a hurdle of achievement for total company and business unit targets, no bonus is earned irrespective of individual target achievement.

The target achievement for each of the performance KPIs and business and personal objectives is assessed by the Remuneration Committee on the basis of accounting and financial data and other objective criteria. A weighted performance score is translated into a payout curve which has a hurdle and a cap. The hurdle is set at the minimum acceptable level of performance to trigger eligibility for a bonus pay-out.

The variable performance-related compensation (bonus) is generally paid annually in arrears after publication of our full-year results, in or around March of the relevant year. In exceptional circumstances, the variable compensation may be paid out semi-annually at the discretion of the Board. In such cases, the first half of the variable compensation is paid shortly after publication of the half-year results, and the second half is paid after publication of the full-year results.

Variable Compensation (bonus) for Performance in 2019 – Paid in July 2019 and March 2020

For the full year 2019, the Chief Executive Officer earned variable compensation of EUR 2.61 million (USD 2.93 million). The other members of the Executive Committee earned an aggregate bonus of EUR 2.49 million (USD 2.80 million).

These bonus amounts are based on our company’s performance during the year 2019 and the executives’ individual target achievements. A first installment of the variable compensation was paid in July 2019 and the remainder of the bonus was paid in March 2020.

Information regarding the number of the company’s shares voluntarily acquired by and Matching Shares granted to the Chief Executive Officer and other members of the Executive Committee on 29 July 2019 following the payment of the first instalment is set forth in our Annual Report on Form 20-F for the fiscal year ended 31 December 2019.

Following the payment of the second instalment, 3,326 Voluntary Shares were acquired by and 10,627 Matching Shares were granted to John Blood on 2 March 2020.

Variable Compensation (bonus) for Performance in 2020

For the year 2020, based on the company’s target achievement during the year 2020, no bonus was earned by the Chief Executive Officer nor any other member of the Executive Committee, irrespective of individual target achievement.

Long-Term Incentives

Annual long-term incentive restricted stock units

On 14 December 2020, 14,413, 12,011 and 12,011 long-term restricted stock units were granted to David Almeida, John Blood and Fernando Tennenbaum, respectively. On 1 March 2021, 147,758 long-term restricted stock units were granted to Carlos Brito.

Half of the annual restricted stock units cliff vest over a three-year period and the other half cliff vest over a five-year period. In the event of termination of service before the vesting date, forfeiture rules apply.

Exceptional long-term incentives

On 25 March 2020, 1,423,122, 711,561 and 1,423,122 long-term stock options (having an exercise price of EUR 40.40) were granted to David Almeida, John Blood and Fernando Tennenbaum, respectively, as an exceptional long-term retention incentive.

The options cliff vest after five years and have a maturity of 10 years. In the event of termination of service before the vesting date, forfeiture rules apply.

Recurring Specific Long-Term Restricted Stock Unit Programs

Restricted Stock Units Program

On 25 March 2020, 456,561,114,140 and 228,280 long-term restricted stock units were granted to David Almeida, John Blood and Fernando Tennenbaum, respectively, as an exceptional long-term retention incentive under the program.

The restricted stock units cliff vest after five years and in the event of termination of service before the vesting date, forfeiture rules apply.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 25 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 for further details on our employee benefits.

Our Chief Executive Officer and other members of the Executive Committee participate in a defined contribution plan. No annual contributions were due by the Company under the Chief Executive Officer’s plan in 2020. The contributions for other members of the Executive Committee amounted to approximately USD 0.04 million in the aggregate in 2020. See note 34 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020.

Other Compensation

We also provide executives with disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed. In 2020, the costs of these benefits amounted to approximately USD 0.04 million for the CEO and approximately USD 0.06 million in aggregate for the other members of the Executive Committee.

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

The termination arrangements for the members of the Executive Committee provide for a termination indemnity of 12 months of remuneration including variable compensation in case of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if we decide to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months, subject to applicable laws and regulations.

Effective 29 April 2020, Felipe Dutra (former Chief Financial and Technology Officer) left the company. He received an amount not exceeding the sum of 12 months of his base salary and the average of the variable compensation paid for the last two years.

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

Options Owned by Executives

The table below sets forth the number of LTI stock options and matching options owned by the members of our Executive Committee in aggregate as of 31 December 2020 under the LTI Plan Executives, the Share-Based Compensation Plans, the November 2008 Exceptional Grant, the 2020 Incentive Plan, the Integration Incentive Plan and the Long Run Stock Options Incentive Plan. Members of our Executive Committee do not hold any warrants or stock options relating to our shares under our other incentive plans.

Program	Options held in aggregate by our Executive Committee	Strike price (EUR)	Grant date	Expiry date
LTI Plan 2009	0	42.41	30 November 2010	29 November 2020
LTI Plan 2009	336,713	44.00	30 November 2011	29 November 2021
LTI Plan 2009	584,073	66.56	30 November 2012	29 November 2022
LTI Plan 2009	372,870	75.15	2 December 2013	1 December 2023
LTI Plan 2009	214,336	94.46	1 December 2014	30 November 2024
LTI Plan 2009	36,035	121.95	1 December 2015	30 November 2025
LTI Plan 2009	487,804	113.00	22 December 2015	21 December 2025
LTI Plan 2009	36,728	98.04	1 December 2016	30 November 2025
LTI Plan 2009	425,403	98.85	20 January 2017	19 January 2027

Program	Options held in aggregate by our Executive Committee	Strike price (EUR)	Grant date	Expiry date
LTI Plan 2009	19,112	96.70	1 December 2017	30 November 2027
LTI Plan 2009	436,286	94.36	22 January 2018	21 January 2028
LTI Plan 2009	122,717	65.70	25 January 2019	24 January 2029
LTI Plan 2009	168,268	71.87	2 December 2019	1 December 2029
November 2008 Exceptional Grant Options Series B	133,849	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(1)	300,566	33.24	1 December 2009	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 11(1)	0	40.35	11 July 2011	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 13(1)	0	75.82	31 May 2013	24 November 2023
2020 Incentive Options(2)	191,294	113.00	22 December 2015	21 December 2025
Integration Incentive Stock Options(3)	173,628	97.99	15 December 2016	31 December 2026
Integration Incentive Stock Options(3)	261,706	109.10	5 May 2017	31 December 2026
Long Run Stock Options Incentive Plan(4)	1,501,878	96.70	1 December 2017	31 December 2032
Long Run Stock Options Incentive Plan(4)	1,708,044	80.34	18 May 2018	31 December 2032
March 2020 Stock Option Incentive	3,557,805	40.40	25 March 2020	24 March 2030

Note:

(1)	Options granted under the Dividend Waiver Program. See “—Share-Based Payment Plans.”

(2)	Options granted under the 2020 Incentive Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”

(3)	Options granted under the Integration Incentive Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”

(4)	Options granted under the Long Run Stock Options Incentives Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”

Restricted Stock Units Owned by Executives

The table below sets forth the number of restricted stock units owned by the members of our Executive Committee in aggregate as of 31 December
2020(1).

Program	RSUs held in aggregate by our Executive Committee	Grant date	Vesting date
Exceptional Incentive Restricted RSUs(2)	7,214	14 December 2012	14 December 2022
Exceptional Incentive Restricted RSUs(2)	10,717	17 December 2014	17 December 2024
Share Based Compensation Plan(3)	75,726	2 March 2016	2 March 2021
Share Based Compensation Plan (3)	2,043	3 March 2017	3 March 2022
Share Based Compensation Plan (3)	163,464	2 March 2018	2 March 2023
Performance-Based RSUs(4)	54,479	14 August 2018	14 August 2023
Share Based Compensation Plan (2)	30,464	4 March 2019	4 March 2024
Share Based Compensation Plan (2)	80,759	29 July 2019	29 July 2024
Share Based Compensation Plan (2)	10,748	2 March 2020	2 March 2025
RSUs(5)	808,089	25 March 2020	25 March 2025
Base Long-Term RSUs(6)	19,219	14 December 2020	14 December 2023
Base Long-Term RSUs(6)	19,216	14 December 2020	14 December 2025

Note:

(1)

The following restricted stock units vested in 2020: (i) 26,505 restricted stock units from 4 March 2015 held by Carlos Brito vested in March 2020 at a price of EUR 50.14; (ii) 1,339 restricted stock units from 4 March 2015 held by Fernando Tennenbaum vested in March 2020 at a price of EUR 50.14; and (iii) 951 restricted stock units from 4 March 2015 held by John Blood vested in March 2020 at a price of EUR 50.14.

(2)	Restricted stock units granted under the Exceptional Incentive Restricted Stock Units Program. See “—Share-Based Payment Plans—Recurring Specific Long-Term Restricted Stock Unit Programs.”

(3)	Restricted stock units granted under the Share Based Compensation Plan. See “—Share-Based Payment Plans—Share Based Compensation Plan from 2010.”

(4)	Restricted stock units granted under the Performance-Based Restricted Stock Units Program. See “—Share-Based Payment Plans—Recurring Specific Long-Term Restricted Stock Unit Programs.”

(5)	Restricted stock units granted under the Restricted Stock Units Program. See “—Share-Based Payment Plans—Recurring Specific Long-Term Restricted Stock Unit Programs.”

(6)	Restricted stock units granted under the Base Long-Term Restricted Stock Units Program. See “—Share-Based Payment Plans—Recurring Specific Long-Term Restricted Stock Unit Programs.”

Executive Share Ownership

The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the Executive Committee to one year of base salary (gross). Newly appointed Executive Committee members have three years to reach such threshold following the date of their appointment.

The table below sets forth, as of the most recent practicable date, the number of our shares owned by the members of the Executive Committee serving in 2020:

Name	Number of our shares held	% of our outstanding shares
Carlos Brito – CEO	(*)	(*)
David Almeida	(*)	(*)
John Blood	(*)	(*)
Fernando Tennenbaum	(*)	(*)
Felipe Dutra (until 29 April 2020)	(*)	(*)
TOTAL	4.20 million	<1%

Note:

(*)	Each member of our Executive Committee serving in 2020 owns less than 1% of our outstanding shares as of the most recent practicable date.

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

The Chief Executive Officer, Chief Legal and Corporate Affairs Officer and Chief Financial Officer are invited to the meetings of the Audit Committee, unless the Chair or a majority of the members decide to meet in closed session.

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

The Finance Committee

The Finance Committee consists of at least three, but no more than seven, members appointed by the Board. The Board appoints a Chair and, if deemed appropriate, a Vice-Chair from among the Finance Committee members. The Chief Executive Officer and the Chief Financial Officer are invited ex officio to the Finance Committee meetings unless explicitly decided otherwise. Other employees are invited on an ad hoc basis as deemed useful.

The current members of the Finance Committee are Grégoire de Spoelberch (Chair), Paulo Alberto Lemann, William F. Gifford Jr., M. Michele Burns, Paul Cornet de Ways, Alejandro Santo Domingo Dávila and Roberto Thompson Motta.

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

The current members of the Remuneration Committee are Claudio Garcia (Chair), M. Michele Burns and Elio Leoni Sceti.

The Remuneration Committee meets at least four times a year, and more often if required, and can be convoked by its Chair or at the request of at least two of its members.

The Remuneration Committee’s principal role is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the Chief Executive Officer, the Executive Committee and the senior leadership team, and on their individual remuneration packages. The Committee ensures that the Chief Executive Officer and members of the Executive Committee and senior leadership team are incentivized to achieve, and are compensated for, exceptional performance. The Committee also promotes the maintenance and continuous improvement of our company’s compensation policy, which applies to all employees. Such compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of employees with the interests of all shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policy applicable to the directors, the Chief Executive Officer and the other members of the Executive Committee and senior leadership team.

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

The Nomination Committee

The Nomination Committee consists of five members appointed by the Board. The five members include the Chair of the Board and the Chair of the Remuneration Committee. Four of the five Committee members are representatives of the controlling shareholders. These four members of our Nomination Committee would not be considered independent under NYSE rules, and therefore our Nomination Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of nominating committees. The Chief Executive Officer and the Chief People Officer are invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The current members of the Nomination Committee are Claudio Garcia (Chair), Martin J. Barrington, Sabine Chalmers, Cecilia Sicupira and Alexandre Van Damme.

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

D. EMPLOYEES

As of 31 December 2020, we employed approximately 164,000 employees as compared to approximately 170,000 as of 31 December 2019.

Overview of Employees per Business Segment

The table below sets out the number of full-time employees at the end of each relevant period in our business segments.

	As of 31 December
	2020(1)	2019	2018(2)
North America	20,281	20,040	19,323
Middle Americas	48,751	52,412	53,140
South America	40,630	41,603	40,503
EMEA	22,357	23,804	23,604
Asia Pacific	26,510	29,482	31,523
Global Export and Holding Companies	5,166	4,574	4,683

Total	163,695	171,915	172,776

Note:

(1)

The number of our employees fluctuates over the years based on a number of factors, including the performance of our different markets, business combinations (including divestitures) and our continued efforts to improve productivity and efficiency across our operations.

(2)

Effective 1 January 2019, our business segments changed to be as follows: North America, Middle Americas, South America, EMEA, Asia Pacific and Global Export and Holding Companies. The figures for the year ended 31 December 2018 have been restated to reflect this allocation.

Employee Compensation and Benefits

To support our culture that recognizes and values results, we offer employees competitive salaries benchmarked to fixed mid-market local salaries, combined with variable incentive schemes based on individual performance and performance of the business entity in which they work. Senior employees above a certain level are eligible for the Share-Based Compensation Plan. See “—B. Compensation—Share-Based Payment Plans—Share- Based Compensation Plan” and “—B. Compensation—Compensation of Directors and Executives—Executive Committee”. Depending on local practices, we offer employees and their family members pension plans, life insurance, medical, dental and optical insurance, death-in-service insurance and illness and disability insurance. Some of our countries have tuition reimbursement plans and employee assistance programs.

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

Our United States organization has approximately 5,300 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters, which will expire on 29 February 2024. Approximately 2,000 hourly employees at certain company-owned distributorships and packaging plants also are represented by the Teamsters and other unions, with local bargaining agreements ranging in distribution from three to five years.

E. SHARE OWNERSHIP

For a discussion of the share ownership of our directors and executives, as well as arrangements involving our employees in our capital, see “—B. Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure as at 31 December 2020 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis prior to 20 December 2020 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the SEC.

The first thirteen entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of article 3, §1, 13º of the Belgian Law of 2 May 2007 on the notification of significant shareholdings, and (ii) the eleventh, twelfth and thirteenth entities act in concert with the first ten entities within the meaning of article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by us and the Financial Services and Markets Authority (“FSMA”) in accordance with (a) article 6 of the Belgian Law of 2 May 2007 on the notification of significant shareholdings or (b) Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, and (ii) notifications to the company made on a voluntary basis prior to 20 December 2020, in aggregate, 846,297,604 Ordinary Shares, representing 42.91% of the voting rights attached to the shares outstanding as of 31 December 2020 excluding the 46,992,567 treasury shares held by us and certain of our subsidiaries. Pursuant to our articles of association, shareholders are required to notify us as soon as the amount of securities held giving voting rights exceeds or falls below a 3% threshold and 7.5% threshold.

Major shareholders	Number of shares	% of voting rights attached to our outstanding shares held(9)
Holders of Ordinary Shares
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “Stichting”)(1)(2)	663,074,832	33.62%
EPS Participations S.à.R.L, a company incorporated under Luxembourg law, affiliated with Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(3)(5) (“EPS Participations”)	130,605,654	6.62%
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with BRC S.à.R.L(2)(3)(5) (“EPS”)	99,999	0.01%
BRC S.á.R.L., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with EPS(2)(4) (“BRC”)	39,746,403	2.02%
Rayvax Société d’Investissements SA, a company incorporated under Belgian law (“Rayvax”)	24,158	0.00%
Sébastien Holding SA, a company incorporated under Belgian law, affiliated with Rayvax, its parent company(2)	10	0.00%
Fonds Verhelst SRL, a company with a social purpose incorporated under Belgian law	0	0.00%
Fonds Voorzitter Verhelst SRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL, which controls it	6,997,665	0.35%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0.00%
Fonds Baillet Latour SC, a company incorporated under Belgian law, affiliated to Stichting Fonds InBev- Baillet Latour under Dutch law, which controls it(6)	5,485,415	0.28%
MHT Benefit Holding Company Ltd, a company incorporated under the law of the Bahamas, acting in concert with Marcel Herrmann Telles within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	0	0.00%
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	4,468	0.00%
Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	259,000	0.01%

Major shareholders	Number of shares	% of voting rights attached to our outstanding shares held(9)
Holders of Restricted Shares
Altria Group, Inc. (7) (“Altria”)	185,115,417	9.39%
BEVCO Lux S.à R.L(8) (“BEVCO”)	96,862,718	4.91%

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

(5)	On 18 December 2013, EPS contributed to EPS Participations its certificates in the Stichting and the shares it held directly in AB InBev, except for 100,000 shares.
(6)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour.
(7)

In addition to the Restricted Shares listed above, Altria announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the combination with SAB, it purchased 11,941,937 Ordinary Shares in the company. Altria further increased its position of Ordinary Shares in the Company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by the Stichting dated 1 November 2016, resulting in an aggregate ownership of 10.01% based on the number of shares with voting rights as at 31 December 2020.

(8)

In addition to the Restricted Shares listed above, BEVCO announced in a notification made on 17 January 2017 in accordance with the Belgian Law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. BEVCO disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.22% based on the number of shares with voting rights as at 31 December 2020.

(9)

Percentages are calculated on the total number of outstanding shares as at 31 December 2020 (2,019,241,973 shares) minus the number of outstanding shares held in treasury by us and certain of our subsidiaries as at 31 December 2020 (46,992,567 Ordinary Shares).

U.S. Holders of Record

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2020, we had 16,350,794 registered Ordinary Shares and 185,115,417 registered Restricted Shares held by 535 record holders in the United States, representing approximately 201.47 million of the voting rights attached to our shares outstanding as of such date. As of 31 December 2020, we also had 110,038,448 ADSs outstanding, each representing one Ordinary Share.

Controlling Shareholder

Our controlling shareholder is the Stichting, a foundation organized under the laws of the Netherlands which represents an important part of the interests of the founding Belgian families of Interbrew (mainly represented by EPS) and the interests of the Brazilian families which were previously the controlling shareholders of Ambev (represented by BRC).

As of 31 December 2020, the Stichting owned 663,074,832 of our shares, which represented a 33.62% voting interest based on the number of our shares outstanding as of 31 December 2020, excluding the 46,992,567 treasury shares held by us and certain of our subsidiaries. The Stichting and certain other entities acting in concert (within the meaning of Article 3, 13° of the Belgian Law of 2 May 2017 on the notification of significant shareholdings and/or within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids) with it (see “—Shareholders’ Arrangements” below) held, based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders pursuant to Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the SEC, in the aggregate, 42.91% of our shares based on the number of our shares outstanding on 31 December 2020, excluding the 46,992,567 treasury shares held by us and certain of our subsidiaries (including approximately 5.4 million6 treasury shares required to settle our obligations under Zenzele schemes). As of 31 December 2020, BRC held 331,537,416 class B Stichting certificates (indirectly representing 16.81% of our shares), EPS held one class A Stichting certificate and EPS Participations held 331,537,415 class A Stichting certificates (together indirectly representing 16.81% of our shares). The Stichting is governed by its bylaws and its conditions of administration. Shares held by our main shareholders do not entitle such shareholders to different voting rights.

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

[6]	Calculated assuming our closing share price of EUR 57.01 per share and an exchange rate of ZAR 18.021914 to EUR 1.00 as at 31 December 2020.

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

The Restricted Shareholder Voting Agreement is filed as Exhibit 3.3 to this Form 20-F.

B. RELATED PARTY TRANSACTIONS

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities that form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans and guarantees with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which Anheuser-Busch Companies imports our European brands into the United States, and (v) royalty agreements with affiliated entities, such as our royalty agreement with one of our United Kingdom subsidiaries related to the production and sale of our Stella Artois brand in the United Kingdom. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 36 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2020 and 2019 and for the three years ended 31 December 2020.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

Transactions with Directors and Executive Committee Members (Key Management Personnel)

Total compensation of our directors and Executive Committee included in our income statement for 2020 set out below can be detailed as follows:

	Year ended 31 December 2020
	Directors	Executive Committee
	(USD million)
Short-term employee benefits	2	4
Termination benefits	—	2
Other long-term employee benefits Share-based payments	—	7

Total	2	13

In addition to short-term employee benefits (primarily salaries), the members of our Executive Committee were entitled to post-employment benefits. See also note 25 “Employee benefits” and note 34 “Related parties” to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020. In addition, key management personnel are eligible for our share-based payment plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 26 “Share-based payments” to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020.

Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with our company. During 2020, no payments were made to key management personnel except in the transactions listed below.

Deferred Share Entitlements

In a transaction related to the combination with Grupo Modelo, two Grupo Modelo shareholders, María Asunción Aramburuzabala and Valentín Diez Morodo, purchased a deferred share entitlement to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years, for consideration of approximately USD 1.5 billion paid on 5 June 2013. At such time, María Asunción Aramburuzabala and Valentín Diez Morodo agreed to serve on the Board of Directors for AB InBev for a term of at least four years. Following the completion of the combination with SAB, María Asunción Aramburuzabala was appointed to our Board of Directors with a two-year term. She also agreed to a non-competition provision for three years following the completion of the combination with Grupo Modelo. We completed the delivery of the 23,076,922 Ordinary Shares due under this deferred share transaction on 21 May 2018. The delivery obligation was through the use of part of our outstanding treasury shares.

Other Transactions

In 2018, 2019 and 2020, our subsidiary Bavaria SA, along with other subsidiaries in Colombia, paid approximately 24 billion Colombian pesos (USD 8.1 million), 26 billion Colombia pesos (USD 3.1 million) and 42.9 billion Colombian pesos (USD 12.5 million), respectively, for transportation services, lease agreements and advertising services to companies of which Alejandro Santo Domingo Dávila, a member of our Board of Directors, is (i) part of the controlling shareholder group of such companies or (ii) Chair of the Board or controlling shareholder of such companies.

In 2018, 2019 and 2020, Grupo Modelo paid MXN 19.1 million (USD 1.0 million), MXN 29 million (USD 1.5 million) and MXN 30.0 million (USD 1.4 million), respectively, to a company of which María Asunción Aramburuzabala, a member of our Board of Directors, is Chair of the Board. These payments were made for information technology infrastructure services provided by that company to Grupo Modelo in 2018, 2019, and 2020.

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

Jointly Controlled Entities

Significant interests we hold in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to us. Aggregate amounts of our interests in such entities are as follows:

As of 31 December 2020
(USD million)
Non-current assets	8
Current assets	2
Non-current liabilities	9
Current liabilities	12
Result from operations	3
Profit attributable to equity holders	3

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2020
(USD million)
Gross profit	(118)
Current assets	55
Current liabilities	115

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

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during the period between 1 January 2020 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

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

Belgian Tax Matters

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by us on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission has appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and we were heard as an intervening party. Pending the outcome of that appeal, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to us in September 2019, to remedy the concerns that led to annulment of its earlier decision by the General Court. These investigations relate to the same rulings that were subject to the European Commission decision issued on 11 January 2016. We have filed our observations in respect of the opening decisions with the EU Commission.

On 3 December 2020, the Advocate General (“AG”) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute state aid. The AG’s opinion is only advisory to the European Court of Justice, which is expected to deliver its binding judgment on the European Commission’s appeal later in 2021.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of us and have refused the actual tax exemption which it confers. Against such decision, we have filed a court claim before the Brussels court of first instance, which ruled in our favor on 21 June 2019. The Belgian tax authorities have appealed this judgment.

On 24 January 2019, we deposited EUR 68 million (USD 83 million) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court case, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, we recorded a provision of EUR 68 million (USD 83 million) as of 31 December 2020.

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

Competition Commission of India Investigation

In 2018, the Competition Commission of India opened an investigation against SAB India Limited (now AB InBev India Limited) and other brewers relating to legacy pricing practices in the Indian market involving sharing of information among competitors with a view to align on prices. We fully cooperated with the Competition Commission of India throughout its investigation. At this stage, it is not possible to indicate what the outcome of the investigation will be and no provision has been made in connection therewith.

U.S. Department of Justice Investigation

We are cooperating with the U.S. Department of Justice, Antitrust Division, in an investigation of possible antitrust violations in relation to hiring practices after the U.S. Department of Justice requested documents and other information in December 2020.

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

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses, maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible losses in relation to these assessments to be R$4.8 billion (USD 0.9 billion) as of 31 December 2020. Ambev has not recorded any provision in connection with these assessments.

In 2014 and 2015, Ambev received tax assessments from the Brazilian federal tax authorities relating to IPI excise tax, allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. In 2020, Ambev received a final partial favorable decision at the administrative level in one of the cases. At the judicial level, the case is still in the initial stage. Ambev management estimates the possible losses related to these assessments to be approximately R$1.6 billion (USD 0.3 billion) as of 31 December 2020. Ambev has not recorded any provision in connection with these assessments.

Over the years, Ambev has received tax assessments charging alleged ICMS differences that some Brazilian states consider due when the price of the products sold by Ambev is above the fixed price table basis established by such states, cases in which the state tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not on the fixed table price. Ambev is currently challenging these charges at both the administrative and judicial levels of the courts. Ambev management estimates the amount related to these assessments to be approximately R$8.6 billion (USD 1.7 billion) as of 31 December 2020, classified as a possible loss and, therefore, for which Ambev has made no provision. Ambev has recorded provisions in the total amount of R$7 million (USD 1 million) in relation to certain proceedings where it considers the chances of loss to be probable due to specific procedural issues.

In 2015, Ambev received a tax assessment issued by the State of Pernambuco charging ICMS differences due to an alleged non-compliance with the state tax incentive agreement (“PRODEPE”) as a result of the rectification of Ambev’s monthly reports. The state tax authorities decided that Ambev was unable to use the tax incentive due to such rectification. In 2017, Ambev received a final favorable decision nullifying the assessment due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment with respect to the same matter. In June 2020, Ambev received the first level administrative decision, which was partially favorable to Ambev as it recognized the miscalculation of the tax incentive credit by the tax auditor. The favorable portion of the aforementioned decision is final and unappealable. With regard to the unfavorable portion, Ambev filed an administrative appeal which is awaiting judgement. There are other assessments related to PRODEPE. Ambev management estimates the possible losses related to these assessments to be approximately R$0.6 billion (USD 0.1 billion) as of 31 December 2020. Ambev has recorded a provision in the total amount of R$5 million (USD 1 million) in relation to one proceeding where it considers the chances of loss to be partially probable.

In addition to the ICMS matters, Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be consider unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision is subject to appeal and does not change the likelihood of loss in Ambev´s tax assessments. Ambev management estimates the possible losses related to these assessments to be approximately R$2.0 billion (USD 0.4 billion) as of 31 December 2020 and has not recorded any provisions in connection therewith.

Ambev has also received tax assessments from the state of Amazonas charging alleged differences in ICMS due to questions about the calculation basis applied in sales transactions by Ambev to its subsidiaries. The cases are being challenged at the administrative level. Ambev management estimates the possible losses related to these assessments to be approximately R$0.5 billion (USD 0.1 billion) as of 31 December 2020 and has not recorded any provisions in connection therewith.

Ambev Profits Generated Abroad

Since 2005, Ambev and certain of its subsidiaries have been receiving a number of assessments from Brazilian federal tax authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the Administrative Court. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

As of 31 December 2020, Ambev management estimates the possible losses in relation to these assessments to be approximately R$7.3 billion (USD 1.4 billion) and, therefore, has not recorded any provision in connection therewith. Ambev has recorded provisions in the total amount of R$53 million (USD 10 million) for proceedings where it considers the chance of loss to be probable.

Brazilian Income Tax – Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carryforwards arising in the context of business combinations. In February 2016, the Administrative Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter unfavorably to Ambev. Ambev promptly filed judicial proceedings to discuss the matter. In September 2016, Ambev received a favorable first-level decision in one of the judicial claims and in March 2017, Ambev received an unfavorable first-level decision on the second judicial case and filed an appeal to the judicial court. Both cases are awaiting decisions from the second-level judicial courts.

The cases that are being challenged at the administrative level had partially favorable decisions rendered by the Lower Administrative Court in December 2020. The tax authorities had not presented any appeal in relation to the favorable portion of the decisions to Ambev and they became final. As to the unfavorable portion of the decisions, Special Appeals were presented by Ambev, which are awaiting judgment by the Upper Administrative Court.

The other cases are being challenged at the administrative level and are still pending final decisions. Ambev management estimates the total exposure of possible losses in relation to these assessments to be R$0.4 billion (USD 0.1 billion) as of 31 December 2020. Ambev has not recorded any provision in connection with these disputes.

Special Goodwill Reserve

In December 2011, Ambev received a tax assessment from the Brazilian federal tax authorities related to the goodwill amortization resulting from the merger of InBev Brasil S.A. with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portions of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization from 2011 to 2013, related to InBev Brasil’s merger with Ambev, and filed a defense. Ambev received partially favorable decisions at the first-level administrative court and the Lower Administrative Court. Ambev filed a special appeal for analysis of the case by the Administrative Upper House, which was partially admitted and awaits judgment. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted. Ambev has not recorded any provisions for this matter and its management estimates possible losses in relation to this assessment to be approximately R$10.2 billion (USD 2.0 billion) as of 31 December 2020. In the event that Ambev is required to pay these amounts, we will reimburse Ambev in the amount proportional to the benefit received by us pursuant to the merger protocol, as well as related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court, which are awaiting judgment.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the first-level administrative court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, the Lower Administrative Court rendered partially favorable decisions. Ambev filed Special Appeals to the Upper Administrative Court. The Special Appeal filed in one of the tax assessments is awaiting judgment by the Upper Administrative Court, whereas the other Special Appeal is awaiting admission. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$2.3 billion (USD 0.4 billion) as of 31 December 2020. Ambev has not recorded any provision in connection with this assessment.

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. In November 2018, Ambev received an unfavorable decision from the first-level administrative court and filed an appeal to the Lower Administrative Court. In February 2020, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court, which are awaiting admission and judgment. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.0 billion (USD 0.2 billion) as of 31 December 2020. Ambev has not recorded any provision in connection therewith.

Disallowance of Expenses and Deductibility of Losses

In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated with financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first-level administrative court regarding the 2016 case. The 2015 and 2020 cases are still pending decision by the first-level administrative court. Ambev estimates its exposure to possible losses in relation to these assessments to be approximately R$5.0 billion (USD 1.0 billion) as of 31 December 2020. Ambev has not recorded any provision in connection with these assessments.

Disallowance of Taxes Paid Abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian federal tax authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev regarding an assessment from 2010, which became final. In January 2020, the Lower Administrative Court rendered unfavorable decisions to Ambev regarding four of these assessments related to the periods of 2015 and 2016. Regarding the 2015 assessments, Ambev filed Special Appeals to the Upper Administrative Court which are pending decisions. Regarding the 2016 assessments, Ambev was notified of the decisions and filed motions for clarification which are pending decisions. With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev filed defenses and awaits judgment by the first-level administrative court. The other cases are still awaiting final decisions at both administrative and judicial courts. As of 31 December 2020, Ambev management estimates the exposure of approximately R$11.7 billion (USD 2.3 billion) as a possible risk, and accordingly Ambev has not recorded a provision for such amount.

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

Arosuco management estimates the amount of possible losses in relation to these assessments to be approximately R$0.5 billion (USD 0.1 billion) as of 31 December 2020. Arosuco has not recorded any provision in connection therewith.

Deductibility of IOC expenses

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and the impact on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first-level administrative court and filed an Appeal to the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such assessment was filed by Ambev in January 2021.

Ambev also distributed IOC in the years following the assessed period. In a scenario where the IOC deductibility would also be questioned for this timeframe, on the same basis as the aforementioned tax assessments, Ambev estimates that the outcome of such potential further assessments would be similar to the above mentioned case. Accordingly, the effects of the deductibility of IOC expenses on Ambev’s effective income tax rate for this period would be maintained.

The amount related to this uncertain tax position as of 31 December 2020 is approximately R$10.2 billion (USD 2.0 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001 and an administrative defense was filed. In October 2020, the first-level administrative court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision and awaits judgment by the Lower Administrative Court.

As of 31 December 2020, Ambev management estimates the exposure of approximately R$2.0 billion (USD 0.4 billion) as a possible risk, and, accordingly, has not recorded a provision for such amount.

Social Contributions

Since 2015, Ambev has been receiving tax assessments issued by the Brazilian federal tax authorities relating to amounts allegedly due under Integration Program/Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. The cases are now being challenged at both the administrative and judicial levels of the courts. In 2020, Ambev received final favorable decisions at the administrative level in some of the pending cases and other favorable decisions that are still subject to review. At the judicial level, the case is still in its initial stage. Ambev management estimates the possible losses related to these assessments to be approximately R$1.7 billion (USD 0.3 billion) as of 31 December 2020. No related provision has been made.

Labor Matters

Ambev is involved in more than 17,000 labor claims. Most of the labor claims facing Ambev relate to its Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of 31 December 2020, Ambev has made provisions totaling R$130 million (USD 25 million) in connection with the above labor claims involving former, current and outsourced employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

In connection with these labor matters, Ambev is also involved in claims regarding the social charges on payroll. Ambev management estimates the possible losses related to these claims to be approximately R$0.4 billion (USD 0.1 billion) as of 31 December 2020. Ambev has recorded provisions of R$30 million (USD 6 million) for proceedings where it considers the chance of loss to be probable.

Civil Matters

As of 31 December 2020, Ambev was involved in more than 8,500 civil claims pending, including third-party distributors and product-related claims. Ambev has established provisions totaling R$87 million (USD 17 million) reflecting applicable adjustments, such as accrued interest, as of 31 December 2020 in connection with civil claims.

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

Ambev has knowledge of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. One of these cases was settled. The Superior Court of Justice (“STJ”) ruled in favor Ambev in the other six lawsuits. Three cases were dismissed by the STJ’s Special Court. The plaintiffs may still file motions for clarification against such decisions. The STJ’s Special Court ruled in favor of Ambev in one case and the judgment became final. Another case was remitted to the STJ’s lower court for a new judgment. The sixth case was decided in Ambev’s favor and was subject to a new appeal to the Brazilian Supreme Court (“STF”), which was denied and the judgment became final.

In the event the plaintiffs prevail in the above four pending proceedings, Ambev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they were issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. Ambev believes that the warrants that are the object of those six proceedings represented, on 31 December 2020, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should the claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of approximately R$1.0 billion (USD 0.2 billion) as of 31 December 2020.

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

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 0.7 billion), therefore doubling the initial amount involved. The court has admitted the association as joint plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the lower court judge, who denied all claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office has appealed to the Federal Court, which decided for the annulment of the lower court decision, based on the understanding that more evidences should have been produced before the case’s dismissal. Ambev filed a motion for clarification against such decision, which was rejected and the decision became final. The case has now returned to the lower court for the production of evidences. Ambev believes that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim.

United States Class Action Suit

On 21 June 2019, a proposed class action was filed in the United States District Court for the Southern District of New York against us and three of our officers. The complaint alleged claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder on behalf of a proposed class of purchasers of AB InBev American Depositary Shares between 1 March 2018 and 24 October 2018. The plaintiff alleged that defendants misstated or omitted material facts regarding, among other things, our financial condition, our dividend policy and the effectiveness of our disclosure controls and procedures. The complaint sought unspecified compensatory damages and reimbursement for litigation expenses. An amended complaint filed on 12 December 2019 contained substantially the same allegations, but reduced the number of defendant officers to two. On 29 September 2020, the District Court issued an order granting our motion to dismiss. The plaintiff did not appeal and the case is now closed.

SAB Australia Pty Limited

SAB Australia Pty Limited (“SAB Australia”), our former subsidiary, received a tax assessment for the 2012 to 2014 income tax years for AUD 0.4 billion (USD 0.3 billion) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”). We are disputing the 2012 to 2014 assessment and remain confident of the positions we have adopted. The company paid USD 47 million related to the tax assessment pending conclusion of the matter and recorded a provision of USD 0.1 billion in connection therewith as of 31 December 2020. The Australia disposal was concluded on 1 June 2020 with pre-transaction income tax liabilities being subject to an indemnity by AB InBev.

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

The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per share (in EUR)	Gross amount of dividend per share (in USD)	Payment date(s)
2019	2,019,241,973	0.50	0.56	11 June 2020
2019	2,019,241,973	0.80	0.89	21 November 2019
2018	2,019,241,973	1.00	1.12	9 May 2019
2018	2,019,241,973	0.80	0.91	29 November 2018
2017	2,019,241,973	2.00	2.44	3 May 2018
2017	2,019,241,973	1.60	1.89	16 November 2017
2016	2,019,241,973	2.00	2.11	4 May 2017
2016	2,019,241,973	1.60	1.75	17 November 2016
2015	1,608,242,156	2.00	2.20	3 May 2016
2015	1,608,242,156	1.60	1.75	16 November 2015
2014	1,608,242,156	2.00	2.27	6 May 2015
2014	1,608,242,156	1.00	1.25	14 November 2014
2013	1,607,844,590	1.45	2.00	8 May 2014
2013	1,607,844,590	0.60	0.83	18 November 2013
2012	1,606,787,543	1.70	2.24	2 May 2013
2011	1,606,071,789	1.20	1.55	3 May 2012
2010	1,605,183,954	0.80	1.07	2 May 2011
2009	1,604,301,123	0.38	0.55	3 May 2010

B. SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

A. THE OFFER AND LISTING

Principal Equity Markets

We are a publicly traded company, with our primary listing on Euronext Brussels under the symbol “ABI.” We also have secondary listings on the Johannesburg Stock Exchange under the symbol “ANH” and the Mexican Stock Exchange under the symbol “ANB.” ADSs representing rights to receive our Ordinary Shares are listed and trade on the NYSE under the symbol “BUD.” On 16 September 2009, we listed 1,608,663,943 Ordinary Shares represented by ADSs on the NYSE.

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

Euronext is the leading pan-European market infrastructure, connecting local economies to global capital markets, to accelerate innovation and sustainable growth. It operates regulated exchanges in Belgium, France, Ireland, The Netherlands, Norway and Portugal. With close to 1,500 listed issuers worth €4.5 trillion in market capitalisation as of end December 2020, it has an unmatched blue chip franchise and a strong diverse domestic and international client base.

Euronext operates regulated and transparent equity and derivatives markets and is the largest centre for debt and funds listings in the world. Its total product offering includes Equities, FX, Exchange Traded Funds, Warrants and Certificates, Bonds, Derivatives, Commodities and Indices. Euronext also leverages its expertise in running markets by providing technology and managed services to third parties. In addition to its main regulated market, it also operates Euronext Growth® and Euronext Access®, simplifying access to listing for SMEs. Euronext provides custody and settlement services through central securities depositories in Denmark, Norway and Portugal.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our articles of association dated 3 June 2020 has been filed as Exhibit 1.1 to this Form 20-F.

Corporate Profile

We are a public limited liability company incorporated in the form of a société anonyme/naamloze vennootschap under Belgian law (Register of Legal Entities number 0417.497.106 (Brussels)). Our registered office is located at Grand-Place/Grote Markt 1, 1000 Brussels, Belgium, and our headquarters are located at Brouwerijplein 1, 3000 Leuven, Belgium. We were incorporated on 3 March 2016 for an unlimited duration under the laws of Belgium under the original name Newbelco SA/NV, and are the successor entity to predecessor Anheuser-Busch InBev SA/NV, which was incorporated on 2 August 1977 for an unlimited duration under the laws of Belgium under the original name BEMES and which we absorbed on 10 October 2016. Our financial year runs from 1 January to 31 December.

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

In general, we may engage in any commercial, industrial and financial transactions, in moveable and real estate transactions, in research and development projects, as well as in any other transaction likely to promote directly or indirectly the attainment of our corporate purpose.

Amendments to Articles of Association

At our annual shareholders’ meeting held on 3 June 2020, our shareholders approved amendments to our Articles of Association to align them with the Belgian Companies Code, which entered into force on 1 January 2020.

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

In addition, the Article 7:96 of the Belgian Companies Code provides that if one of our directors directly or indirectly has a personal financial interest that conflicts with a decision or transaction that falls within the powers of our Board, the director concerned must inform our other directors before our Board makes any decision on such transaction. The statutory auditor must also be notified. The director may not participate in the deliberation or vote on the conflicting decision or transaction. An excerpt from the minutes of the meeting of our Board that sets forth the financial impact of the matter on us and justifies the decision of our Board must be published in our annual report. The statutory auditors’ report to the annual accounts must assess the financial impact on us of each of the decisions of our Board where director conflicts arise.

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

On 28 September 2016, our shareholders’ meeting granted an authorization allowing us to acquire our shares, either on or outside of the stock exchange, up to a maximum of 20% of the issued shares for a unitary price which will not be lower than one Euro and not higher than 20% above the highest closing price on Euronext Brussels in the last 20 trading days preceding the transaction. This authorization is valid for a period of five years as from 28 September 2016. In anticipation to the expiration of the share buyback authorization on 28 September 2021, our Board intends to propose to the upcoming annual shareholders’ meeting to be held on 28 April 2021 to renew such authorization for a period of 5 years.

We may only dispose of our own shares in accordance with the conditions of the Belgian Companies Code.

With respect to the shares acquired by us as a result of the merger between us and predecessor Anheuser-Busch InBev SA/NV, our Board shall be entitled to dispose of such shares only in connection with (i) any share delivery obligations undertaken by us prior to 11 November 2015, (ii) any stock option plans or other compensation plans (including the Zenzele schemes) or (iii) any stock lending agreement or similar arrangement in respect of which we used our own shares for the purposes set out in items (i) and (ii).

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

In light of the COVID-19 pandemic, the annual shareholders’ meeting held on 3 June 2020, by exception, took place without physical attendance of shareholders, in accordance with the Belgian royal decree n°4 of 9 April 2020. Shareholders were offered the possibility to submit questions in writing and to participate by correspondence in advance of the meeting or by giving a proxy to a person designated by the company. The meeting was recorded and an audiocast is accessible on our corporate website.

The convening notice to the upcoming annual shareholders’ meeting to be held on 28 April 2021 will be published on 26 March 2021 and will contain further information on the format of the meeting and modalities to participate. In light of the continuing COVID-19 pandemic, the Company will be guided by health and safety concerns and the measures and recommendations made by public authorities in Europe and Belgium.

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

Vote by Correspondence

Any shareholder with the right to vote may vote remotely in advance of our shareholders’ meeting by sending a paper form or, if permitted by us in the notice convening the meeting, by sending a form electronically (in which case, the form shall be signed by means of an electronic signature in accordance with applicable Belgian law). These forms shall be made available by us. Only forms received by us at the latest on the sixth calendar day preceding the date of the meeting will be taken into account.

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

Disclosure of Significant Shareholdings

In addition to the transparency disclosure thresholds set out by the applicable Belgian legislation (i.e., 5%, 10%, 15% and so on in five percentage point increments), the disclosure obligation set out in such legislation shall also apply as soon as the amount of securities giving voting rights, voting rights and assimilated financial instruments held by a person acting alone or by persons acting in concert reaches, exceeds or falls below a 3% or 7.5% threshold of the total outstanding voting rights. For details of our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

Material Contracts Related to the Acquisition of SAB

Information Rights Agreement

On 11 November 2015, we entered into an information rights agreement with Altria (“Information Rights Agreement”), pursuant to which we agreed to share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they apply to Altria’s investment in AB InBev. Upon the closing of the combination with SAB, this Information Rights Agreement replaced the existing relationship agreement that was in place between Altria and SAB.

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

The Information Rights Agreement is filed as Exhibit 4.26 to this Form 20-F.

Tax Matters Agreement

On 11 November 2015, we entered into a tax matters agreement (the “Tax Matters Agreement”) with Altria, pursuant to which we agreed to provide assistance and co-operation to, and to give certain representations and undertakings to, Altria in relation to certain matters that are relevant to Altria under U.S. tax legislation, including the structure and implementation of the combination with SAB.

The Tax Matters Agreement sets out the framework for ongoing co-operation between us and Altria after completion of the combination with SAB in relation to certain matters that are relevant to Altria under U.S. tax legislation. The Tax Matters Agreement provided that, upon completion of the combination with SAB, the existing tax matters agreement in place between Altria and SAB was terminated.

On 25 August 2016, we entered into an amended and restated Tax Matters Agreement with Altria, in order to make certain adjustments to the representations as to the structure and implementation of the combination with SAB to reflect additional details that had developed since 11 November 2015.

The Tax Matters Agreement is filed as Exhibit 4.22 to this Form 20-F.

Molson Coors Purchase Agreement

On 11 November 2015, we entered into a purchase agreement (the “Molson Coors Purchase Agreement”) with Molson Coors Brewing Company (“Molson Coors”) pursuant to which, upon completion of the combination with SAB, Molson Coors acquired all of SAB’s interest in MillerCoors LLC, a joint venture between SAB and Molson Coors (“MillerCoors”), and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SAB’s portfolio of Miller brands outside the U.S. for an aggregate purchase price of USD 12.0 billion in cash, subject to certain adjustments as described in the Molson Coors Purchase Agreement.

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

The Molson Coors Purchase Agreement, Amendment No. 1 and Amendment No. 2 are filed as Exhibits 4.23, 4.24 and 4.25, respectively, to this Form 20-F.

Registration Rights Agreement

On 10 October 2016, we entered into a registration rights agreement (the “Registration Rights Agreement”) with Altria and BEVCO, pursuant to which we are required to, in certain circumstances, register for resale under the Securities Act all registrable shares held by Restricted Shareholders any time after 10 October 2021, the fifth anniversary of the completion of the combination with SAB, at which point, the Restricted Shares will become eligible for conversion into Ordinary Shares at the option of the Restricted Shareholder. We are also required to file with the SEC a shelf registration statement relating to such registrable shares pursuant to Rule 415 under the Securities Act at the request of Restricted Shareholders holding, in aggregate, at least the lesser of USD 2.5 billion of our equity securities by market value and 1.5% of our outstanding share capital. We will be responsible for bearing the costs and expenses of each such registration.

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

The Registration Rights Agreement will terminate on the date when there is no Restricted Shareholder that owns more than the lesser of USD 2.5 billion of our equity securities by market value and 1.5% of our outstanding share capital. The Registration Rights Agreement has been filed as Exhibit 4.27 to this Form 20-F.

U.S. Department of Justice Consent Decree

On 20 July 2016, we announced that we had entered into a consent decree with the U.S. Department of Justice, which cleared the way for United States approval of the combination with SAB. The terms of the consent decree formalized our agreement to divest SAB’s U.S. interest in MillerCoors to Molson Coors as well as prior commitments made by us, including:

•	we will not acquire control of a distributor if doing so would result in more than 10% of our U.S. annual volume being distributed through majority-owned distributorships in the U.S.; and

•	we will not terminate any wholesalers as a result of the combination with SAB.

The terms of the consent decree also require us to notify the U.S. Department of Justice at least 30 days prior to the consummation of any acquisition of a beer brewer, importer, distributor or brand owner deriving more than USD 7.5 million in annual gross revenue from beer sold for further resale in the United States or from license fees generated by such sales, subject to certain exceptions. In addition, certain aspects of our U.S. sales programs and policies have been reviewed and modified to conform to the consent decree to ensure that we do not limit the ability and incentives of independent distributors to sell and promote third-party brewers’ products.

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

Sustainability Linked Revolving Credit Facility

On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainability Linked Revolving Credit Facility (“SLL Revolving Facility”), which replaced our existing USD 9.0 billion Revolving Facility. The facility has an initial five-year term, which may be extended by an additional two years. The facility incorporates a pricing mechanism that incentivizes improvement in the following four key performance areas that are aligned with and contribute to our 2025 Sustainability Goals:

•	improving water efficiency in our breweries globally;

•	increasing PET recycled content in PET primary packaging;

•	sourcing purchased electricity from renewable sources; and

•	reducing GHG emissions.

The SLL Revolving Facility contains customary representations and warranties, covenants and events of default. Among other things, an event of default is triggered if either a default or an event of default occurs under any of our or our subsidiaries’ financial indebtedness. The obligations of the borrowers under the SLL Revolving Facility are jointly and severally guaranteed by the other borrowers, ABIFI, Anheuser-Busch, Brandbrew S.A.and Brandbev S.à.R.L.

We borrow under the SLL Revolving Facility at an interest rate equal to LIBOR or EURIBOR for euro-denominated loans (subject in each case to transition to alternative reference rates in the case of discontinuation or unavailability) plus a margin. The margin is based upon the ratings assigned by rating agencies to our long-term debt and is subject to adjustment depending on our performance with respect to identified sustainability performance targets.

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

Dividends paid or attributed to non-resident individuals who do not use our shares or ADSs in the exercise of a professional activity may be exempt from non-resident individual income tax up to the amount of 800 EUR (for income year 2021). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares or ADSs, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 800 (for income year 2021) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on 31 December of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 800 (for income year 2021) is reached (and hence not only the amount of dividends paid or attributed on our shares or ADSs). A withholding tax exemption will apply on dividends paid by us to a company that is a resident of the United States, provided that: (i) the U.S. company is subject to U.S. corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary U.S. corporate income tax regime, (ii) the U.S. company has a legal form similar to the ones listed in the Annex to the European Union Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU) (“EU Parent-Subsidiary Directive”), as amended from time to time; (iii) the U.S. company owns, on the date the dividend is payable or attributable, a participation representing less than 10% of our capital but with an acquisition value of at least EUR 2,500,000; (iv) the U.S. company holds our shares or ADSs in full legal ownership for an uninterrupted period of at least one year; and (v) the U.S. company submits an affidavit to us or our paying agent (see below). The withholding tax exemption only applies to the extent that the withholding tax, which would be due in the absence of said exemption, is in principle not creditable or refundable in the hands of the U.S. resident company.

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

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to a U.S. pension fund which satisfies the following conditions: (i) it is a legal entity with separate legal personality and fiscal residence in the United States; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in the United States; and (v) provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the shares or ADSs, nor obligated to pay a manufactured dividend with respect to the shares or ADSs under a securities borrowing transaction. The exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements for which the Belgian tax administration has proven that this arrangement or this series of arrangements is not genuine and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent- Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality. There is a rebuttable presumption that dividends are deemed to be connected to an artificial transaction if the shares have not been held by the pension fund in full legal ownership for an uninterrupted period of at least 60 days within 15 days from the date of the attribution or payment of the income. The exemption will only apply if the U.S. pension fund provides a certificate confirming that it is the full legal owner of the shares or ADSs and that the above conditions are satisfied. The organization must then forward that certificate to us or our paying agent.

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

Belgian Tax on Securities Accounts

The Belgian federal government has submitted a bill introducing an annual tax on securities accounts to Parliament.

An annual tax of 0.15% would be levied on securities accounts of which the average value of the taxable financial instruments (covering, amongst others, financial instruments such as our shares or ADSs) held thereon during a reference period of twelve consecutive months (in principle) starting on 1 October and ending on 30 September of the subsequent year, would exceed EUR 1 million. The first reference period would begin on the day of the entry into force of the tax on securities accounts and end on 30 September 2021.

The amount of the tax due would be limited to 10% of the difference between said average value of the taxable financial instruments, and the threshold of EUR 1 million.

The tax would target, among others, securities accounts held by non-resident individuals, companies and legal entities with a financial intermediary established or located in Belgium.

A financial intermediary would be defined as (i) the National Bank of Belgium, the European Central Bank and foreign central banks performing similar functions, (ii) a central securities depository included in article 198/1, §6, 12° of the Belgian Income Tax Code, (iii) a credit institution or a stockbroking firm as defined by Article 1, §3 of the Law of 25 April 2014 on the status and supervision of credit institutions and investment companies and (vi) the investment companies as defined by Article 3, §1 of the Law of 25 October 2016 on access to the activity of investment services and on the legal status and supervision of portfolio management and investment advice companies, which are, pursuant to national law, admitted to hold financial instruments for the account of customers.

There are various exemptions, such as securities accounts (in)directly held by non-residents for their own account at central securities depositories or at a depositary bank accredited by the National Bank of Belgium. This exemption is subject to the condition that the securities accounts are not attributable to a Belgian branch of the non-residents.

Pursuant to the bill, a new retroactive anti-abuse provision applying as from 30 October 2020 would also be introduced.

The bill has not yet been adopted by Parliament.

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The tax on stock exchange transactions is not due upon the issuance of the New Shares (primary market transactions). The applicable rate amounts to 0.35% of the consideration paid, but with a cap of EUR 1,600 (USD 1,822) per transaction and per party. Such tax is separately due by each party to the transaction, and each of those is collected by the professional intermediary.

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

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 3 June 2020 has been filed as Exhibit 1.1 to this Form 20-F, and is also available on our website under https://www.ab-inbev.com/investors/corporate-governance.html.

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

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

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

As of 31 December 2020, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2021 for the most important currency pairs such as USD/Brazilian real, USD/Mexican peso and USD/Argentine peso. Some exposures in certain countries had been either mostly or partially covered due to the fact that hedging can be limited in such countries as the local foreign exchange market prevents us from hedging at a reasonable cost. Open positions can also be the result of our risk management policy.

We have performed analyses in relation to our foreign currency transaction exposures using a currency sensitivity model that identified varying ranges of possible closing rates for 2020, factoring in the possible volatility in those exchange rates (see note 29 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020). Based on such analysis, we estimate that if certain currencies had weakened or strengthened against the U.S. dollar or euro during 2020, our 2020 profit before taxes from continuing operations would have been USD 30 million higher or lower, respectively, while the pre-tax translation reserves in equity would have been USD 850 million higher or lower, respectively.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited consolidated financial statements as of 31 December 2020 and 2019 and for the three years ended 31 December 2020 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2020, after certain hedging and fair value adjustments, USD 6.5 billion, or 6.6%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed sensitivity analyses in relation to our interest-bearing financial liabilities and assets that bear a variable rate of interest, factoring in a range of possible volatilities in the different markets where we hold such instruments (see note 29 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020). We have estimated that a change in market interest rates based on the range of volatilities considered in our analysis could have impacted our 2020 interest expense by plus or minus USD 3 million in relation to our floating rate debt. Such increase or decrease would be more than offset by a USD 58 million decrease or increase in interest income on our interest-bearing financial assets.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 29 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

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

As of 31 December 2020, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value
Commodities	<1 year	1-5 years	>5 years	Total
Aluminum swaps	1,184	—	—	1,184	160
Other commodity derivatives	644	—	—	644	49

Note:

(1)	These hedges are designated in a cash flow hedge accounting relationship in accordance with IFRS 9.

See note 29 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 for a fuller quantitative and qualitative discussion on the commodity risks that we are subject to, and our policies with respect to managing those risks.

Equity Price Risk

We entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in our shares could negatively impact future cash flows related to the share-based payments. Furthermore, we entered into a series of derivative contracts to hedge the deferred share instrument related to the Grupo Modelo combination (see also notes 11 and 23 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2019) and some share-based payments in connection with the acquisition of SAB. Most of these derivative instruments could not qualify for hedge accounting; therefore, they have not been designated in any hedging relationships.

As of 31 December 2020, an exposure for an equivalent of 100.5 million of our shares was hedged, resulting in a total loss of USD 2.2 billion recognized in the profit or loss account for the period, of which USD 1,211 million related to our share-based payment programs, and USD 511 million and USD 497 million related to the Grupo Modelo and SAB acquisitions, respectively.

The sensitivity analysis on the share-based payments hedging program, calculated based on a 53.87% reasonable possible volatility of our share price, and with all the other variables held constant, would show USD 3,787 million positive/negative impact on our 2020 profit before tax. Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2020.

Other Risks

See note 29 to our audited consolidated financial statements as of 31 December 2020 and 2019, and for the three years ended 31 December 2020 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES A. DEBT SECURITIES

Not applicable.

A. WARRANTS AND RIGHTS

Not applicable.

B. OTHER SECURITIES

Not applicable.

C. AMERICAN DEPOSITARY SHARES

We are party to the Amended and Restated Deposit Agreement, dated 23 March 2018, as amended from time to time, among us, The Bank of New York Mellon, as depositary, and the owners and holders of ADSs from time to time under the Deposit Agreement. As used in this section headed “—D. American Depositary Shares,” all references to the “depositary” are references to The Bank of New York Mellon in its capacity as depositary under the Deposit Agreement, and all references to the “custodian” are to the principal Brussels office of ING Belgium SA/NV in its capacity as custodian under the Deposit Agreement as appointed by the depositary.

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

Fees Payable by the Depositary

For the year ended 31 December 2020, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties, in connection with the ADS program for a total sum of USD 15,037,048.19.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses(1)	15,037,048.19

Total	15,037,048.19

Note:

(1)	This includes both direct payments to AB InBev as well as The Bank of New York Mellon invoices that have been offset with revenue sharing balance.

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2020.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Standard out-of-pocket maintenance costs	128,158.94

Total	128,158.94

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2020. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2020, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2020 was effective.

The effectiveness of internal control over financial reporting as of 31 December 2020 has been audited by PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL, our independent registered public accounting firm, as represented by Koen Hens. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

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

PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL acted as our independent auditor for the fiscal years ended 31 December 2020 and 31 December 2019. The table below sets forth the total amount billed to us by PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL for services performed in 2020 and 2019, respectively, and breaks down these amounts by category of service:

	2020	2019(2)
	(USD thousand)
Audit Fees	15,904	16,386
Audit-Related Fees(2)	373	14,034
Tax Fees	3,317	9,617
All Other Fees	404	—

Total	19,998	40,037

Note:

(2)	Audit-related fees for 2019 include the fees for audit related services rendered for the IPO of Budweiser APAC (USD 14 million).

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

Tax Fees

In 2020, the majority of our tax fees related to advisory services. In 2019, the majority of our tax fees related to related to tax services rendered for the IPO on Budweiser APAC.

All Other Fees

All other fees were primarily related to a compliance assessment in 2020. There were no other fees in 2019.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

The advance approval of the Chair of the Audit Committee is required for all audit and non-audit services provided by our auditors and was obtained for all such services provided in 2019 and 2020.

Our auditors and management report, on a quarterly basis, to the Audit Committee regarding the extent of the services provided and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
	(number of shares)	(USD)	(number of shares)	(USD million)
1 January 2020 – 31 January 2020	—	—	—	—
1 February 2020 – 28 February 2020	—	—	—	—
1 March 2020 – 31 March 2020	—	—	—	—
1 April 2020 – 30 April 2020	—	—	—	—
1 May 2020 – 31 May 2020	—	—	—	—
1 June 2020 – 30 June 2020	—	—	—	—
1 July 2020 – 31 July 2020	—	—	—	—
1 August 2020 – 31 August 2020	—	—	—	—
1 September 2020 – 30 September 2020	—	—	—	—
1 October 2020 – 31 October 2020	—	—	—	—
1 November 2020 – 30 November 2020	—	—	—	—
1 December 2020 – 31 December 2020	—	—	—	—

Total	—	—	—	—

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

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need to be independent. As of 31 December 2020, our Board of Directors comprised three independent directors and twelve directors deemed not to be “independent” under the NYSE listing standards as a result of Belgian law independence determinations, none of which serve as part of our management. Of these twelve directors, nine are considered non-independent solely because they serve as directors of our controlling shareholder, the Stichting, and three are considered non-independent because of their relationships with Altria and BEVCO, the two largest holders of Restricted Shares.

The NYSE rules further require that the audit, nominating and compensation committees of a listed U.S. company be composed entirely of independent directors, including that there be a minimum of three members on the audit committee. The Code recommends that a majority of the members of the Nomination Committee meet the technical requirements for independence under Belgian corporate law. The Belgian Companies Code requires that one member of the Audit Committee meet the technical requirements for independence under Belgian corporate law, but our Corporate Governance Charter requires the majority of the members of the Audit Committee to meet such requirements. The Belgian Companies Code also requires that a majority of the members of the Remuneration Committee meet the technical requirements for independence under Belgian corporate law. As of 1 January 2021, all four voting members of our Audit Committee are independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934. However, one of the four directors on our Audit Committee, five of the five directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As the Audit Committee, Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

We consider that the terms of reference of our board committees are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

PART III

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F. The audit report of PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements. The financial statements for the year ended 31 December 2018 (prior to adjustments to retrospectively reflect the classification of the Australian business as a disposal group held for sale) have been audited by Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCR. The audit report by Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCR, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19.	EXHIBITS

1.1*	Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 3 June 2020 (English-language translation) (incorporated by reference to Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 23 November 2020).

2.1*	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by AB InBev on 3 December 2009).

2.2*	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by AB InBev on 3 December 2009).

2.3*	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by AB InBev on 13 April 2011).

2.4*	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by AB InBev on 7 October 2011).

2.5*	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by AB InBev on 21 December 2012).

2.6*	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.5 to Form 20-F filed by AB InBev on 25 March 2013).

2.7*	Indenture, dated as of 25 January 2016, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.7 to Form 20-F filed by AB InBev on 14 March 2016).

2.8*	Indenture, dated as of 16 December 2016, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser- Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.8 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 22 March 2017).

2.9*	Indenture, dated as of 15 May 2017, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 15 May 2017).

2.10*	Indenture, dated as of 4 April 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 4 April 2018).

2.11*	Amended and Restated Deposit Agreement, by and among Anheuser-Busch InBev SA/NV and The Bank of New York Mellon, as Depositary and Owners and Holders of American Depositary Shares, dated as of 23 March 2018 (incorporated by reference to Exhibit 4.2 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 14 September 2018).

2.12*	Indenture, dated as of 13 November 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser Busch Companies, LLC, Anheuser- Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A. and Cobrew NV/SA and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 14 November 2018).

2.13*	Seventh Supplemental Indenture, dated as of 23 January 2019, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 23 January 2019).

2.14*	Thirteenth Supplemental Indenture, dated as of 3 April 2020, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 3 April 2020).

2.15	Description of Securities registered under Section 12 of the Exchange Act.

3.1*	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective 1 November 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by AB InBev on 9 March 2016).

3.2*	Amended and Restated New Shareholders’ Agreement, dated 11 April 2016, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.37 to Schedule 13D filed by AB InBev on 19 April 2016).

3.3*	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated 8 October 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser-Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on 2 November 2016).

4.1*	Amendment and Restatement Agreement dated 28 August 2015, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.4 to Form 20-F filed by AB InBev on 14 March 2016).

4.2*	Letter of Amendment dated 26 October 2017, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.5 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 19 March 2018).

4.3	Amendment and Restatement Agreement dated 16 February 2021, amending the 2010 Senior Facilities Agreement dated 26 February 2010.††

4.4*	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by AB InBev on 4 February 2011).

4.5*	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by AB InBev on 4 February 2011).

4.6*	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.7*	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.8*	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.9*	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-221808) filed on 11 November 2017).

4.10*	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.11*	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.12*	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.13*	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.14*	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.15*	2020 Dream Incentive Plan (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.16*	Final Judgment of the United States District Court for the District of Columbia, entered into on 21 October 2013, outlining the Grupo Modelo settlement (incorporated by reference to Exhibit 4.18 to Form 20-F filed by AB InBev on 25 March 2014).

4.17*	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 99.5 to AB InBev’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.18*	Purchase Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.7 to Form 6-K filed by AB InBev on 12 November 2015).‡

4.19*	Amendment No. 1 to Purchase Agreement, dated as of 25 March 2016, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 10.4 to Form F-4 (File No. 333-213328) filed by Anheuser-Busch InBev SA/NV on 26 August 2016).

4.20*	Amendment No. 2 to Purchase Agreement, dated as of 3 October 2016, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.2 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 12 October 2016).

4.21*	Information Rights Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 4.26 to Form 20-F filed by AB InBev on 22 March 2016).

4.22*	Registration Rights Agreement, dated as of 10 October 2016, among Anheuser-Busch InBev SA/NV and the Holders as defined therein (incorporated by reference to Exhibit 4.27 to Form 20-F filed by AB InBev on 22 March 2016).

4.23*	Modified Judgment of the United States District Court for the District of Columbia, dated as of 22 October 2018, relating to the combination with SAB (incorporated by reference to Exhibit 4.28 to Form 20-F filed by AB InBev on 22 March 2019).

4.24*	Gap Long-Term Incentive Plan for SABMiller Employees (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-221808) filed on 11 November 2017).

4.25*	Five-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.32*	Ten-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.33*	Restricted Stock Units Plan for Directors (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-231556) filed on 17 May 2019).

4.34*	Base Restricted Stock Units Plan Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-250930) filed on 24 November 2020).

4.35*	Base Restricted Stock Units Plan Relating to American Depositary Shares of AB InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-250930) filed on 24 November 2020).

4.36*	ZX Ventures Performance Unit Compensation Plan (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-250930) filed on 24 November 2020).

6.1	Description of earnings per share (included in note 23 to our audited consolidated financial statements included in this Form 20-F).

8.1	List of significant subsidiaries (included in note 36 to our audited consolidated financial statements included in this Form 20-F).

11.1*	Anheuser-Busch InBev Code of Dealing, dated as of September 2019 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by AB InBev on 24 March 2020).

11.2	Anheuser-Busch InBev Code of Business Conduct, dated as of May 2020.

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL

15.2	Consent of Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL.

17	List of Guarantor Subsidiaries.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema.

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase.

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase.

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase.

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase.

Note:

*	Previously filed.
††

Portions of this exhibit have been omitted pursuant to Instruction 4 as to Exhibits. The omitted information is not material and is the type of information that the registrant customarily and actually treats as private and confidential.

‡	This filing excludes certain schedules and exhibits, which the Registrant agrees to furnish supplementally to the SEC upon request by the SEC.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anheuser-Busch InBev SA/NV (Registrant)

Date: 19 March 2021	By:	/s/ John Blood
	Name:	John Blood
	Title:	Chief Legal and Corporate Affairs Officer and Corporate Secretary

AB INBEV GROUP AUDITED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and the Board of Directors of Anheuser-Busch InBev SA/NV

Report of Independent Registered Public Accounting Firm

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Anheuser-Busch InBev SA/NV and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for the two years in the periods ended December 31, 2020 and 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the two years in the periods ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We also have audited the adjustments to the 2018 consolidated financial statements to retrospectively reflect the classification of the Australian operations as assets held for sale, liabilities associated with assets held for sale and presentation of the results as discontinued operations as described in Note 22. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2018 consolidated financial statements of the company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 consolidated financial statements taken as a whole.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Part II, Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PwC Bedrijfsrevisoren BV - PwC Reviseurs d’Entreprises SRL - Financial Assurance Services

Maatschappelijke zetel/Siège social: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe

T: +32 (0)2 710 4211, F: +32 (0)2 710 4299, www.pwc.com

BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501 - BIC BBRUBEBB /

BELFIUS BE92 0689 0408 8123 - BIC GKCC BEBB

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Impairment of goodwill and intangible assets with indefinite useful life

As described in Notes 4, 14 and 15 to the consolidated financial statements, the Company has recorded goodwill and intangible assets with indefinite useful life for an amount of $120 971 million and $39 395 million, respectively, as of December 31, 2020. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows. In view of the decline in performance resulting from the COVID-19 pandemic, the company conducted an interim impairment test in the second quarter of 2020. As a result of this impairment test, management concluded, based on the valuations performed, it was prudent in view of the uncertainties, to record an impairment loss of $(1.5) billion for the South Africa cash generating unit and $(1.0) billion for the Rest of Africa cash generating unit as of June 30, 2020.

Intangible assets with indefinite useful lives have been tested for impairment using the same methodology and assumptions as goodwill. Based on the assumptions described in the note, the Company concluded that no impairment charge is warranted of intangible assets with indefinite useful lives. Impairment tests are conducted by management, in accordance with IAS 36, in which management applies a discounted cash flow approach based on current acquisition valuation models for its cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for its other cash-generating units. The Company uses a strategic plan based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions. Management’s cash flow projections include significant estimates and assumptions, related to weighted average cost of capital, the terminal growth rate and probability weighting of the scenarios used in the interim impairment test.

The principal considerations for our determination that performing procedures relating to the impairment of goodwill and intangible assets with indefinite useful life is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the valuation of the cash-generating units due to the significant amount of judgment by management when developing this estimate, (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures and (iii) significant audit effort was necessary in evaluating the significant assumptions relating to the estimate, related to weighted average cost of capital, the terminal growth rate and probability weighting of the scenarios used in the interim impairment test.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite-lived asset impairment testing, including controls over the valuation of the Company’s cash-generating units. These procedures also included, among others, testing management’s process for developing the fair value estimates; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the models; and, with the assistance of professionals with specialized skill and knowledge, evaluating the significant assumptions used by management, related to weighted average cost of capital, the terminal growth rate and probability weighting of the scenarios used in the interim impairment test. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash-generating unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and (iv) analysis of sensitivities in the Company’s discounted cash flow model.

Uncertain tax positions

As described in Notes 4 and 32 to the consolidated financial statements, significant judgment by management is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the consolidated financial statements, estimation is made of the expected successful settlement of these matters. The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures related to uncertain tax positions due to the significant amount of judgment by management when developing this estimate, including a high degree of estimation uncertainty relative to the numerous tax laws and the considerable time to conclude investigations and negotiations with local tax authorities as a result of such audits, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to completeness of the uncertain tax positions, as well as controls over measurement of the liability. These procedures also included, among others, (i) testing the information used in the calculation of the income tax provisions, including intercompany agreements, international, federal, and state filing positions, and the related final tax returns; (ii) testing the calculation of the income tax provision by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes thereof; and (iv) evaluating the status and results of income tax audits by the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of the chance of loss related to tax positions and the application of relevant tax laws.

Sint-Stevens-Woluwe, Belgium, March 17, 2021

PwC Bedrijfsrevisoren BV / Reviseurs d’Entreprises SRL

Represented by

/s/ Koen Hens

Statutory Auditor

We have served as the Company’s auditor since 2019.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Anheuser-Busch InBev SA/NV

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 22 to the consolidated financial statements and in footnote 1 to the consolidated statement of cash flows (together, the “retrospective adjustments for discontinued operations”), the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows of Anheuser-Busch InBev SA/NV and subsidiaries (the “Company”) for the year ended 31 December 2018, and the related notes (collectively referred to as the “financial statements”) (the 2018 financial statements before the effects of the retrospective adjustments discussed in Note 22 to the financial statements and in footnote 1 to the consolidated statement of cash flows are not presented herein). In our opinion, the 2018 financial statements, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 22 to the financial statements and in footnote 1 to the consolidated statement of cash flows, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended 31 December 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations discussed in Note 22 to the consolidated financial statements and in footnote 1 to the consolidated statement of cash flows, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Zaventem, Belgium, 13 March 2019

(23 April 2019 as to the adoption of IFRS 16 Leases and the retrospective adjustments for changes in the composition of reportable segment as described in Note 5 to the financial statements)

/s/ Joël Brehmen

Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL
Represented by Joël Brehmen

We began serving as the Company’s auditor in 2016. In 2019 we became the predecessor auditor.

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2020	2019	2018 restated¹
Revenue		46 881	52 329	53 041
Cost of sales		(19 634)	(20 362)	(19 933)

Gross profit		27 247	31 967	33 108
Distribution expenses		(5 104)	(5 525)	(5 612)
Sales and marketing expenses		(6 861)	(7 348)	(7 774)
Administrative expenses		(3 404)	(3 548)	(3 421)
Other operating income/(expenses)	7	845	875	805
Impairment of goodwill	8	(2 500)	—	—
COVID-19 costs	8	(182)	—	—
Restructuring	8	(157)	(170)	(363)
Business and asset disposal (including impairment losses)	8	(239)	(50)	(26)
Acquisition costs business combinations	8	(25)	(23)	(73)
Brazil state tax regularization program	8	—	(74)	—
Cost related to public offering of minority stake in Budweiser APAC	8	—	(6)	—
Provision for EU investigation	8	—	—	(230)

Profit from operations		9 620	16 098	16 414
Finance cost	11	(8 419)	(5 993)	(9 261)
Finance income	11	722	2 519	435

Net finance income/(cost)		(7 697)	(3 473)	(8 826)
Share of result of associates and joint ventures	16	156	152	153

Profit before tax		2 079	12 776	7 741
Income tax expense	12	(1 932)	(2 786)	(2 585)

Profit from continuing operations		147	9 990	5 157
Profit from discontinued operations	22	2 055	424	531

Profit of the period		2 202	10 414	5 688
Profit from continuing operations attributable to:
Equity holders of AB InBev		(650)	8 748	3 839
Non-controlling interest		797	1 243	1 318
Profit of the period attributable to:
Equity holders of AB InBev		1 405	9 171	4 370
Non-controlling interest		797	1 243	1 318
Basic earnings per share	23	0.70	4.62	2.21
Diluted earnings per share	23	0.69	4.53	2.17
Basic earnings per share from continuing operations	23	(0.33)	4.41	1.94
Diluted earnings per share from continuing operations	23	(0.33)	4.32	1.91

The accompanying notes are an integral part of these consolidated financial statements.

[1]

In 2019, the consolidated income statement for 2018 was restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2020	2019	2018 restated²
Profit of the period	2 202	10 414	5 688
Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(263)	(182)	99

	(263)	(182)	99
Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations¹	(10 951)	947	(7 916)
Effective portion of changes in fair value of net investment hedges	479	(157)	114
Cash flow hedges recognized in equity	739	182	512
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture	426	—	—
Cash flow hedges reclassified from equity to profit or loss	(533)	(292)	(565)

	(9 841)	680	(7 855)
Other comprehensive income/(loss), net of tax	(10 104)	498	(7 756)
Total comprehensive income/(loss)	(7 901)	10 912	(2 068)
Attributable to:
Equity holders of AB InBev	(8 156)	10 044	(2 998)
Non-controlling interest	255	867	930

The accompanying notes are an integral part of these consolidated financial statements.

[1]	See Note 23 Changes in equity and earnings per share.
[2]	In 2019, the consolidated statement of comprehensive income for 2018 was restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

Consolidated statement of financial position

As at Million US dollar	Notes	31 December 2020	31 December 2019
ASSETS
Non-current assets
Property, plant and equipment	13	26 419	27 544
Goodwill	14	120 971	128 114
Intangible assets	15	41 527	42 452
Investments in associates and joint ventures	16	6 143	5 861
Investment securities	17	137	110
Deferred tax assets	18	2 019	1 719
Employee benefits	25	6	14
Income tax receivables		869	1 081
Derivatives	29	138	132
Trade and other receivables	20	1 661	807

Total non-current assets		199 891	207 834
Current assets
Investment securities	17	396	92
Inventories	19	4 482	4 427
Income tax receivables		655	627
Derivatives	29	827	230
Trade and other receivables	20	4 833	6 187
Cash and cash equivalents	21	15 252	7 238
Assets classified as held for sale	22	74	10 013

Total current assets		26 519	28 814

Total assets		226 410	236 648
EQUITY AND LIABILITIES
Equity
Issued capital	23	1 736	1 736
Share premium		17 620	17 620
Reserves		17 798	24 882
Retained earnings		30 870	31 484

Equity attributable to equity holders of AB InBev		68 024	75 722
Non-controlling interests	33	10 327	8 831

Total equity		78 351	84 553
Non-current liabilities
Interest-bearing loans and borrowings	24	95 478	97 564
Employee benefits	25	2 970	2 848
Deferred tax liabilities	18	12 627	12 824
Income tax payables		808	1 022
Derivatives	29	1 759	352
Trade and other payables	28	1 522	1 943
Provisions	27	544	701

Total non-current liabilities		115 707	117 254
Current liabilities
Bank overdrafts	21	5	68
Interest-bearing loans and borrowings	24	3 081	5 410
Income tax payables		1 036	1 346
Derivatives	29	5 046	3 799
Trade and other payables	28	22 965	22 864
Provisions	27	219	210
Liabilities associated with assets held for sale	22	—	1 145

Total current liabilities		32 352	34 841

Total equity and liabilities		226 410	236 648

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payments reserves	Other comprehensive income reserves¹	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2018	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 387	72 576	7 624	80 200
Impact of adopting IFRSs 9 and 15	—	—	—	—	—	—	—	(4)	(4)	(42)	(46)
As per 1 January 2018, as adjusted	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 383	72 572	7 582	80 154
Profit of the period	—	—	—	—	—	—	—	4 370	4 370	1 318	5 688
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	(7 374)	—	—	(7 374)	(429)	(7 802)
Cash flow hedges	—	—	—	—	—	(92)	—	—	(92)	40	(52)
Re-measurements of post-employment benefits	—	—	—	—	—	98	—	—	98	1	99
Total comprehensive income/(loss)	—	—	—	—	—	(7 368)	—	4 370	(2 998)	930	(2 068)
Dividends	—	—	—	—	—	—	(56)	(6 258)	(6 314)	(1 123)	(7 437)
Treasury shares¹	—	—	2 431	—	—	—	(1 063)	(1 368)	—	—	—
Share-based payments	—	—	—	—	284	—	—	—	284	6	290
Sale/(purchase) of non-controlling interests	—	—	—	—	—	—	—	429	429	(429)	—

Hyperinflation monetary adjustments	—	—	—	—	—	—	—	560	560	345	905
Scope and other changes	—	—	—	—	—	—	—	(48)	(48)	94	46

As per 31 December 2018	1 736	17 620	(6 549)	45 726	2 037	(22 152)	—	26 068	64 485	7 404	71 889

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payments reserves	Other comprehensive income reserves¹	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2019	1 736	17 620	(6 549)	45 726	2 037	(22 152)	—	26 068	64 485	7 404	71 889
Profit of the period	—	—	—	—	—	—	—	9 171	9 171	1 243	10 414
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	1 143	—	—	1 143	(353)	790
Cash flow hedges	—	—	—	—	—	(97)	—	—	(97)	(13)	(110)
Re-measurements of post-employment benefits	—	—	—	—	—	(173)	—	—	(173)	(9)	(182)
Total comprehensive income/(loss)	—	—	—	—	—	873	—	9 171	10 044	867	10 912
Dividends	—	—	—	—	—	—	—	(4 117)	(4 117)	(1 062)	(5 179)
Treasury shares	—	—	279	—	—	—	—	(279)	—	—	—
Share-based payments	—	—	—	—	290	—	—	—	290	29	319
Sale/(purchase) of non-controlling interest	—	—	—	4 378	—	—	—	—	4 378	1 427	5 805
Hyperinflation monetary adjustments	—	—	—	—	—	—	—	219	219	135	354
Scope and other changes	—	—	—	—	—	—	—	421	421	31	452

As per 31 December 2019	1 736	17 620	(6 270)	50 104	2 327	(21 279)	—	31 484	75 722	8 831	84 553

[1]	See Note 23 Changes in equity and earnings per share.

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payments reserves	Other comprehensive income reserves¹	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2020	1 736	17 620	(6 270)	50 104	2 327	(21 279)	—	31 484	75 722	8 831	84 553
Profit of the period	—	—	—	—	—	—	—	1 405	1 405	797	2 202
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	—	(9 943)	—	—	(9 943)	(529)	(10 473)
Cash flow hedges	—	—	—	—	—	198	—	—	198	8	206
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture	—	—	—	—	—	426	—	—	426	—	426
Re-measurements of post-employment benefits	—	—	—	—	—	(243)	—	—	(243)	(20)	(263)
Total comprehensive income/(loss)	—	—	—	—	—	(9 562)	—	1 405	(8 156)	255	(7 901)
Dividends	—	—	—	—	—	—	—	(1 118)	(1 118)	(804)	(1 923)
Treasury shares	—	—	1 359	—	—	—	—	(974)	385	—	385
Share-based payments	—	—	—	—	3	—	—	—	3	17	20
Hyperinflation monetary adjustments	—	—	—	—	—	—	—	160	160	99	259
Sale/(purchase) of non-controlling interests²	—	—	—	1 116	—	—	—	—	1 116	1 869	2 985
Scope and other changes	—	—	—	—	—	—	—	(87)	(87)	60	(26)

As per 31 December 2020	1 736	17 620	(4 911)	51 220	2 330	(30 841)	—	30 870	68 024	10 327	78 351

The accompanying notes are an integral part of these consolidated financial statements.

[1]	See Note 23 Changes in equity and earnings per share.
[2]

The 2020 sale of non-controlling interest relates to the issuance of a 49.9% minority stake in the company’s US-based metal container operations completed in December 2020 (refer to Note 23 Changes in equity and earnings per share for more details).

Consolidated statement of cash flows

For the year ended 31 December Million US dollar	Notes	2020	2019¹	2018[1,2] restated
OPERATING ACTIVITIES
Profit from continuing operations		147	9 990	5 157
Depreciation, amortization and impairment	10	4 829	4 657	4 624
Impairment losses on goodwill	14	2 500	—	—
Impairment losses on receivables, inventories and other assets		218	112	107
Additions/(reversals) in provisions and employee benefits		278	216	504
Net finance cost/(income)	11	7 697	3 473	8 826
Loss/(gain) on sale of property, plant and equipment and intangible assets		(69)	(149)	(82)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		7	(34)	(20)
Equity-settled share-based payment expense	26	169	340	333
Income tax expense	12	1 932	2 786	2 585
Other non-cash items included in profit		(381)	(220)	(654)
Share of result of associates and joint ventures	16	(156)	(152)	(153)

Cash flow from operating activities before changes in working capital and use of provisions		17 171	21 019	21 227
Decrease/(increase) in trade and other receivables		516	(258)	(105)
Decrease/(increase) in inventories		(427)	(426)	(588)
Increase/(decrease) in trade and other payables		503	679	1 170
Pension contributions and use of provisions		(616)	(715)	(487)

Cash generated from operations		17 147	20 299	21 217
Interest paid		(4 340)	(4 450)	(4 559)
Interest received		255	523	429
Dividends received		51	160	141
Income tax paid		(2 306)	(3 136)	(3 047)
Cash flow from operating activities on Australia discontinued operations	22	84	640	883

Cash flow from operating activities		10 891	14 036	15 064
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(3 781)	(5 174)	(5 005)
Proceeds from sale of property, plant and equipment and of intangible assets		94	320	437
Acquisition of subsidiaries, net of cash acquired	6	(510)	(385)	(84)
Sale of other subsidiaries, net of cash disposed of	6	—	133	257
Net proceeds from sale/(acquisition) of other assets		(292)	33	538
Proceeds from Australia divestiture	22	10 838	219	—
Cash flow from investing activities on Australia discontinued operations	22	(13)	(77)	(109)

Cash flow from investing activities		6 336	(4 931)	(3 966)
FINANCING ACTIVITIES
Sale/(purchase) of non-controlling interests	23	3 039	222	(923)
Proceeds from borrowings	24	14 822	22 584	17 782
Payments on borrowings	24	(23 116)	(30 592)	(22 489)
Cash net finance (cost)/income other than interests		(953)	(1 064)	(513)
Payment of lease liabilities		(461)	(441)	(423)
Dividends paid		(1 800)	(5 015)	(7 761)
Proceeds from public offering of minority stake in Budweiser APAC	23	—	5 575	—
Cash flow from financing activities on Australia discontinued operations	22	(6)	(24)	(19)

Cash flow from financing activities		(8 475)	(8 755)	(14 346)

Net increase/(decrease) in cash and cash equivalents		8 752	350	(3 248)

Cash and cash equivalents less bank overdrafts at beginning of year		7 169	6 960	10 356
Effect of exchange rate fluctuations		(674)	(141)	(148)

Cash and cash equivalents less bank overdrafts at end of period	21	15 247	7 169	6 960

The accompanying notes are an integral part of these consolidated financial statements.

[1]

The consolidated statement of cash flows for 2019 and 2018 has been restated to include operating, investing and financing activities from discontinued operations separately in the cashflow statement. In addition, the 2019 cash flow from investing activities has been restated to reflect reclassification of the cash flow hedges in relation to the Australia divestiture reported in the financing activities in 2019 and recycled to profit or loss upon the completion of the transaction.

[2]

In 2019, the consolidated statement of cash flows for 2018 was restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

Notes to the consolidated financial statements

Note
Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Other operating income/(expenses)	7
Exceptional items	8
Payroll and related benefits	9
Additional information on operating expenses by nature	10
Finance cost and income	11
Income taxes	12
Property, plant and equipment	13
Goodwill	14
Intangible assets	15
Investments in associates	16
Investment securities	17
Deferred tax assets and liabilities	18
Inventories	19
Trade and other receivables	20
Cash and cash equivalents	21
Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations	22
Changes in equity and earnings per share	23
Interest-bearing loans and borrowings	24
Employee benefits	25
Share-based payments	26
Provisions	27
Trade and other payables	28
Risks arising from financial instruments	29
Operating leases	30
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	31
Contingencies	32
Non-controlling interests	33
Related parties	34
Events after the balance sheet date	35
AB InBev companies	36

1.	Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164 000 employees based in nearly 50 countries worldwide. For 2020, AB InBev’s reported revenue was 46.9 billion US dollar (excluding joint ventures and associates).

The consolidated financial statements of the company for the year ended 31 December 2020 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.

The consolidated financial statements were authorized for issue by the Board of Directors on 17 March 2021.

2.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union up to 31 December 2020 (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2020 and did not apply any European carve-outs from IFRS.

3.	Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by the company and its subsidiaries.

In March 2020, the SEC amended its regulations regarding financial information of guarantors and issuers of guaranteed securities registered or being registered. We adopted these amendments for the year ended 31 December 2020, which included replacing guarantor condensed consolidating financial information with summarized financial information for the combined obligor group (Parent, Issuer and Guarantor Subsidiaries) in accordance with the amended regulations and no longer requiring guarantor cash flow information, financial information for non-guarantor subsidiaries, or a reconciliation to the consolidated results. The location of the required disclosures has been removed from the Notes to the Consolidated Financial Statements and moved to “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Guarantor Financial Information”.

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

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning on 1 January 2020 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

In March 2020, the SEC amended its regulations regarding financial information of guarantors and issuers of guaranteed securities registered or being registered. We adopted these amendments for the year ended 31 December 2020, which included replacing guarantor condensed consolidating financial information with summarized financial information for the combined obligor group (Parent, Issuer and Guarantor Subsidiaries) in accordance with the amended regulations and no longer requiring guarantor cash flow information, financial information for non-guarantor subsidiaries, or a reconciliation to the consolidated results. The location of the required disclosures has been removed from the Notes to the Consolidated Financial Statements and moved to “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Guarantor Financial Information” of the Form 20-F.

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

Financial Reporting in hyperinflationary economies

In May 2018, the Argentinean peso underwent a severe devaluation, causing Argentina´s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies. IAS 29 requires that the results of the company’s Argentinian operations be reported as if these were highly inflationary as of 1 January 2018.

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

Consequently, the company applied hyperinflation accounting for its Argentinean subsidiaries for the first time in the year-to-date September 2018 unaudited condensed interim financial statements, with effect as of 1 January 2018. The IAS 29 rules are applied as follows:

•

Non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The hyperinflation accounting impacts resulting from changes in the general purchasing power from 1 January 2018 are reported in the income statement in a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 11 Finance cost and income)

•

The income statement is adjusted at the end of each reporting period using the change in the general price index. It is converted at the closing exchange rate of each period (rather than the year-to-date average rate which is used for non-hyperinflationary economies), thereby restating the year-to-date income statement account for both inflation index and currency conversion.

The 2020 results, restated for purchasing power, were translated at the December 2020 closing rate of 84.143520 Argentinean pesos per US dollar (2019 results – at 59.890668 Argentinean pesos per US dollar).

Exchange rates

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	31 December 2020	31 December 2019	31 December 2018	31 December 2020	31 December 2019	31 December 2018
Argentinean peso	84.143520	59.890668	37.807879	—	—	—
Brazilian real	5.196694	4.030696	3.874806	5.133082	3.940998	3.634827
Canadian dollar	1.273981	1.299449	1.362882	1.346594	1.329140	1.293896
Colombian peso	3 438.52	3 272.63	3 246.70	3 689.50	3 305.84	2 967.36
Chinese yuan	6.537798	6.961461	6.877787	6.947936	6.886265	6.581607
Euro	0.814930	0.890155	0.873362	0.878101	0.892577	0.845697
Mexican peso	19.948838	18.845242	19.682728	21.182539	19.334915	19.195084
Pound sterling	0.732646	0.757344	0.781249	0.780195	0.784062	0.750773
Peruvian nuevo sol	3.621009	3.317006	3.369998	3.491580	3.346670	3.284477
South Korean won	1 088.02	1 154.54	1 115.40	1 185.02	1 160.69	1 095.46
South African rand	14.686598	14.044287	14.374909	16.213180	14.512975	13.105486

(G)	INTANGIBLE ASSETS

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

The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings – other real estate properties	20 – 50 years
Production plant and equipment:
Production equipment	10 – 15 years
Storage, packaging and handling equipment	5 – 7 years
Returnable packaging:
Kegs	2 – 10 years
Crates	2 – 10 years
Bottles	2 – 5 years
Point of sale furniture and equipment	5 years
Vehicles	5 years
Information processing equipment	3 – 5 years

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

A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a renewal and/or purchase option. The corresponding adjustment is made to the related right-of-use asset.

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

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business and generally due for settlement within 30 days. Trade receivables are recognized initially at the amount of the consideration that is unconditional unless they contain significant financing components, when they are recognized at the amount adjusted for the time value of money. The company holds trade and other receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method.

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

Disputes and Litigations

A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities related to indirect taxes, and alcohol industry litigation matters.

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

Effective 1 January 2019, AB InBev adopted IFRIC 23 Uncertainty over Income Tax Treatments and is presenting income tax provisions in income tax liabilities, consistent with the discussions held at the IFRS Interpretation Committee, which concluded that an entity is required to present assets and liabilities for uncertain tax treatments as current tax assets/liabilities or deferred tax assets/liabilities.

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

To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing these consolidated financial statements for the year ended 31 December 2020.

A number of amendments to standards are effective for annual periods beginning after 1 January 2020, and have not been discussed either because of their non-applicability or immateriality to AB InBev’s consolidated financial statements.

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

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty relate mainly to the following: accounting for the COVID-19 pandemic impact on the company’s results (including goodwill impairment), the divestiture of the Australian operations and the issuance of a minority stake in the company’s US-based metal container operations as discussed below.

(A)	COVID-19 PANDEMIC IMPACT

The company’s business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. The public health crisis caused by the COVID-19 pandemic, as well as measures taken in response to contain or mitigate the pandemic, have had, and are expected to continue to have, certain negative impacts on the company’s results including, without limitation: a negative impact on volume sold and revenue, a negative impact on cost of sales per hectoliter driven by non-variable cost and the loss of operational efficiencies due to volume declines, impairment losses on inventories, impairment losses on trade and other receivables, a series of cost incurred exclusively as a result of the COVID-19 pandemic and goodwill impairment charges referred to below and reported in exceptional items – see also Note 8 Exceptional items, Note 14 Goodwill, Note 20 Trade and other receivables and Note 19 Inventories.

Management considered the impact of COVID-19 and the current economic environment on the basis of preparation of these consolidated financial statements. Although the company has noticed an adverse impact on its financial position, results of operations, and cash flows during 2020, it continues to adequately manage its liquidity and capital resources (refer to Note 21 Cash and cash equivalents, Note 24 Interest-bearing loans and borrowings and Note 29 Risks arising from financial instruments). As such, management concluded the company is able to continue as a going concern.

Goodwill impairment

The COVID-19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which the company operates. The decline in performance resulting from the COVID-19 pandemic is viewed as a triggering event for impairment testing in accordance with IAS 36 Impairment of Assets. Consequently, the company conducted an impairment test during the second quarter of 2020 for the cash-generating units showing the highest invested capital to EBITDA multiples: Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific.

During its interim goodwill impairment testing, the company considered several scenarios of the recovery of sales for the different cash-generating units being tested and ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. These scenarios were based on management’s assumptions by 30 June 2020, on the recovery in a base case (which the company deemed to be the most likely case at the time of the impairment test), a best case and a worst case scenario per cash generating unit following the common recovery shapes: L, U and V where the letters describe the trajectory of key assumptions tracking economic conditions. In view of the uncertainties, management assumed a 15 to 30% probability for the worst case scenario, dependent on the cash generating units in this interim impairment testing.

Based upon the results of the impairment test and considering the assumptions described in Note 14 Goodwill, the company concluded that no goodwill impairment was warranted under the base and best case scenarios. Nevertheless, under the worst case scenario ran with higher discount rates to factor the heightened business risk, the company concluded that the recoverable amounts were below the carrying value for the South Africa and Rest of Africa cash-generating units. As a consequence, management concluded, based on the valuations performed, that it was prudent in view of the uncertainties to record an impairment of goodwill of (1.5) billion US dollar for the South Africa cash generating unit and (1.0) billion US dollar for the Rest of Africa cash generating unit applying a 30% probability of occurrence. Refer to Note 14 Goodwill.

The company did not recognize any additional impairment of goodwill based on the results of its annual impairment testing conducted in the fourth quarter of 2020.

COVID-19 costs

As required by IAS 1 Presentation of financial statements, the company has assessed the impact of the COVID-19 outbreak on its performance for the year ended 31 December 2020, and reported (182)m US dollar of costs in exceptional items as a result of the pandemic. These expenses mainly comprise costs related to personal protection equipment for the company’s employees, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic. Refer to Note 8 Exceptional items.

(B)	DIVESTITURE OF AUSTRALIA BUSINESS TO ASAHI

On 19 July 2019, AB InBev announced an agreement to divest its Australia business (Carlton & United Breweries (“CUB”)) to Asahi at 16 billion AUD in enterprise value. As part of this transaction, the company granted Asahi rights to commercialize its portfolio of global and international brands in Australia. The transaction closed on 1 June 2020.

As of 31 December 2019, AB InBev classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations, as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”), up to 31 May 2020. Refer to Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations. On 1 June 2020, following the closing of the transaction, the company recognized a net gain on disposal of 1.9 billion US dollar in discontinued operations. Refer to Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

(C)	ISSUANCE OF MINORITY STAKE IN US-BASED METAL CONTAINER OPERATIONS

On 31 December 2020, AB InBev completed the issuance of a 49.9% minority stake in its US-based metal container operations to Apollo Global Management, Inc. for net proceeds of 3.0 billion USD. This transaction allowed the company to create additional shareholder value by optimizing its business at an attractive price and generate proceeds to repay debt, in line with its deleveraging commitments. AB InBev retained operational control of its US-based metal container operations.

As required by IFRS 10 Consolidated Financial Statements, the transaction was reported in the equity statement resulting in recognition of 1.9 billion US dollar in Non-controlling interest and 1.1 billion US dollar in Reserves. Refer to Note 23 Changes in equity and earnings per share for more details.

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

In 2019, AB InBev restated the 2018 results (referred to as “2018 restated”) to reflect:

•	the new company organizational structure effective 1 January 2019;

•	the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018; and

•	the classification of the Australian operations as a disposal group held for sale as if the classification had been applied as of 1 January 2018, in line with IFRS rules.

On 19 July 2019, AB InBev announced the agreement to divest CUB, its Australian subsidiary, to Asahi. Consequently, as at 31 December 2019, the company classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale, respectively. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations (“profit from discontinued operations”) up to 31 May 2020. The transaction closed on 1 June 2020.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

	North America			Middle Americas			South America			EMEA			Asia Pacific
	2020	2019	2018 restated	2020	2019	2018 restated	2020	2019	2018 restated	2020	2019	2018 restated	2020	2019	2018 restated
Volume	107	108	111	121	134	129	144	140	136	76	86	87	82	93	96
Revenue	15 622	15 488	15 504	10 032	11 912	11 614	8 092	9 790	10 238	6 835	7 911	8 368	5 648	6 544	6 735
Normalized EBITDA	6 172	6 185	6 199	5 014	6 356	6 033	3 179	4 145	4 696	1 895	2 781	3 184	1 737	2 287	2 178
Normalized EBITDA margin %	39.5%	39.9%	40.0%	50.0%	53.4%	51.9%	39.3%	42.3%	45.9%	27.7%	35.2%	38.1%	30.8%	35.0%	32.3%
Depreciation, amortization and impairment	(803)	(833)	(834)	(1 017)	(921)	(844)	(767)	(955)	(1 008)	(988)	(974)	(936)	(646)	(648)	(734)
Normalized profit from operations (EBIT)	5 369	5 352	5 365	3 997	5 435	5 189	2 412	3 190	3 688	907	1 807	2 248	1 091	1 639	1 444
Exceptional items (see Note 8)	(222)	(11)	(10)	(112)	(51)	(151)	(62)	(96)	1	(2 629)	(61)	(370)	(29)	(41)	(43)
Profit from operations (EBIT)	5 147	5 341	5 355	3 885	5 384	5 038	2 350	3 094	3 689	(1 722)	1 746	1 878	1 062	1 598	1 401
Net finance income/(cost)
Share of results of associates and joint ventures
Income tax expense
Profit from continuing operations
Discontinued operations results
Profit/(loss)
Segment assets (non-current)	63 765	63 725	63 443	72 331	76 168	71 844	12 348	13 452	13 250	35 578	39 442	42 874	13 845	13 450	22 545
Gross capex	646	679	917	829	1 286	1 324	727	1 063	777	768	1 208	1 163	508	626	599
FTE	20 281	20 040	19 323	48 751	52 412	53 140	40 630	41 603	40 503	22 357	23 804	23 604	26 510	29 482	31 523

	Global Export and Holding companies			AB InBev Worldwide
	2020	2019	2018 restated	2020	2019	2018 restated
Volume	1	1	1	531	561	560
Revenue	652	685	582	46 881	52 329	53 041
Normalized EBITDA	(677)	(676)	(558)	17 321	21 078	21 732
Normalized EBITDA margin %	—	—	—	36.9%	40.3%	41.0%
Depreciation, amortization and impairment	(376)	(325)	(269)	(4 598)	(4 657)	(4 624)
Normalized profit from operations (EBIT)	(1 053)	(1 001)	(827)	12 723	16 421	17 107
Exceptional items (see Note 8)	(50)	(63)	(119)	(3 103)	(323)	(692)
Profit from operations (EBIT)	(1 103)	(1 064)	(946)	9 620	16 098	16 414
Net finance income/(cost)				(7 697)	(3 473)	(8 826)
Share of results of associates and joint ventures				156	152	153
Income tax expense				(1 932)	(2 786)	(2 585)
Profit from continuing operations				147	9 990	5 157
Discontinued operations results				2 055	424	531
Profit/(loss)				2 202	10 414	5 688
Segment assets (non-current)	2 024	1 597	1 631	199 891	207 834	215 587
Gross capex	303	312	224	3 781	5 174	5 005
FTE	5 166	4 574	4 683	163 695	171 915	172 776

For the year ended 31 December 2020, net revenue from the beer business amounted to 43 044m US dollar (31 December 2019: 47 984m US dollar; 31 December 2018: 48 602m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 3 837m US dollar (31 December 2019: 4 345m US dollar; 31 December 2018: 4 439m US dollar). Additionally, for the year ended 31 December 2020, net revenue from the company’s business in the United States amounted to 13 815m US dollar (31 December 2019: 13 693m US dollar; 31 December 2018:13 624m US dollar) and net revenue from the company’s business in Brazil amounted to 5 868 m US dollar (31 December 2019: 7 277m US dollar; 31 December 2018: 7 375m US dollar).

On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 501m US dollar (31 December 2019: 668m US dollar; 31 December 2018: 710m US dollar) and non-current assets located in the country of domicile represented 2 496m US dollar (31 December 2019: 2 215m US dollar ; 31 December 2018: 2 117m US dollar).

6.	Acquisitions and disposals of subsidiaries

The table below summarizes the impact of acquisitions and disposals on the statement of financial position and cash flows of AB InBev for the year ended 31 December 2020 and 31 December 2019:

Million US dollar	2020 Acquisitions	2019 Acquisitions	2020 Disposals	2019 Disposals
Non-current assets
Property, plant and equipment	149	44	—	(1)
Intangible assets	162	128	—	(29)
Investments in associates	(7)	(15)	—	—
Current assets
Inventories	33	43	—	(7)
Trade and other receivables	9	19	—	(1)
Cash and cash equivalents	5	40	—	—
Non-current liabilities
Interest-bearing loans and borrowings	(74)	(11)	—	—
Trade and other payables	(34)	(110)	—	—
Deferred tax liabilities	(6)	(33)	—	9
Current liabilities
Interest-bearing loans and borrowings	(4)	—	—	—
Trade and other payables	(59)	(65)	—	2

Net identifiable assets and liabilities	174	40	—	(27)
Non-controlling interest	—	(12)	—	2
Goodwill on acquisitions and goodwill disposed of	185	682	—	(22)
Loss/(gain) on disposal	—	—	—	(21)
Consideration to be (paid)/received	(14)	(275)	—	—
Net cash paid/(received) on prior years acquisitions/(disposals)	170	16	—	(65)

Consideration paid/(received)	515	451	—	(133)
Cash (acquired)/disposed of	(5)	(40)	—	—

Net cash outflow / (inflow)	510	411	—	(133)
Net cash outflow / (inflow) on continuing operations	510	385	—	(133)
Net cash outflow / (inflow) on discontinued operations	—	26	—	—

On 1 June 2020, AB InBev completed the divestiture of CUB to Asahi – see Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

On 30 September 2020, AB InBev completed the acquisition of the remaining 68.8% shares of Craft Brew Alliance for the net consideration of 0.2 billion US dollar and hence obtained 100% control over the acquiree.

The company undertook a series of additional acquisitions and disposals during 2020 and 2019, with no significant impact in the company’s consolidated financial statements.

7.	Other operating income/(expenses)

Million US dollar	2020	2019	2018 restated
Brazilian tax credits	481	—	—
Government grants	227	280	317
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	56	172	80
License income	22	30	45
Net (additions to)/reversals of provisions	(14)	(10)	(11)
Net rental and other operating income	72	402	374

Other operating income/(expenses)	845	875	805

In the fourth quarter of 2020, Ambev, a subsidiary of AB InBev, concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized 481m US dollar income in Other operating income and 315m US dollar of interest income in Finance income (refer to Note 11 Finance cost and income) for the year ended 31 December 2020.

The income from government grants primarily relate to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale, and net rental and other operating income decreased to 128m US dollar in 2020 as a result of the COVID-19 pandemic.

In 2020, the company expensed 296m US dollar in research, compared to 291m US dollar in 2019 and 276m US dollar in 2018. The spend focused on product innovations, market research, as well as process optimization and product development.

8.	Exceptional items

IAS 1 Presentation of financial statements requires that material items of income and expense be disclosed separately. Exceptional items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company´s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance as noted in Note 5 Segment Reporting.

The exceptional items included in the income statement are as follows:

Million US dollar	2020	2019	2018
Impairment of goodwill	(2 500)	—	—
COVID-19 costs	(182)	—	—
Restructuring	(157)	(170)	(363)
Business and asset disposal (including exceptional impairment losses)	(239)	(50)	(26)
Acquisition costs business combinations	(25)	(23)	(73)
Brazil State tax regularization program	—	(74)	—
Cost related to public offering of minority stake in Budweiser APAC	—	(6)	—
Provision for EU investigation	—	—	(230)

Impact on profit from operations	(3 103)	(323)	(692)
Gain on disposal of Australia	1 919	—	—

Impact on profit from discontinued operations	(1 184)	—	—

In the second quarter of 2020, the company recognized (2 500)m US dollar of goodwill impairment for its South Africa and Rest of Africa cash-generating units (see Note 4 Use of estimates and judgments and Note 14 Goodwill for further details).

COVID-19 costs amount to (182)m US dollar for the year ended 31 December 2020. These expenses mainly comprise costs related to personal protection equipment for the company’s employees, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic.

The exceptional restructuring charges for the year ended 31 December 2020 total (157)m US dollar (31 December 2019: (170)m US dollar; 31 December 2018: (363)m US dollar). These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev´s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals amount to (239)m US dollar for the year ended 31 December 2020 mainly comprising impairment of tangible assets classified as held for sale as of 31 December 2020, intangible assets sold in 2020 and other intangibles. Business and asset disposals amounted to (50)m US dollar for the year ended 31 December 2019, mainly comprising of costs incurred in relation to the completion of 2018 disposals. Business and asset disposals amounted to (26)m US dollar in 2018, mainly related to the costs incurred related to the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and the related transaction costs.

The acquisition costs of business combinations amount to (25)m US dollar for the year ended 31 December 2020 and mainly relate to the acquisition of Craft Brew Alliance. The acquisition costs of business combinations amounted to (23)m US dollar for the year ended 31 December 2019, primarily related to costs incurred to facilitate the combination with SAB (31 December 2018: (73)m US dollar).

In 2019, Ambev made a payment of (74)m US dollar to the State of Mato Grosso in relation to the Special Value-added Tax (ICMS) Amnesty Program in Brazil in accordance with the Brazilian State Tax Regularization Program.

For the year ended 31 December 2019, the company incurred (117)m US dollar of fees related to the initial public offering of a minority stake of its Asia Pacific subsidiary, Budweiser APAC, of which (6)m US dollar were reported in the income statement and (111)m US dollar were capitalized in equity. In addition, AB InBev also reported (58)m US dollar stamp duties in equity that are directly attributable to the public offering of Budweiser APAC.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these proceedings, a provision of 230m US was recognized in 2018 and settled in 2019. Refer also to Note 27 Provisions.

On 1 June 2020, the company completed the previously announced sale of CUB to Asahi resulting in a net exceptional gain of 1 919m US dollar reported in discontinued operations. For more details, refer to Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

The company incurred an exceptional net finance cost of (1 738)m US dollar for the year ended 31 December 2020 (31 December 2019: net finance income of 882m US dollar; 31 December 2018: net finance cost of (1 982)m US dollar) – see Note 11 Finance cost and income.

All the amounts referenced above are before income taxes. The exceptional items for the year ended 31 December 2020 decreased income taxes by 155m US dollar (31 December 2019: increase of income taxes by 6m US dollar; 31 December 2018: decrease of income taxes by 240m US dollar).

Non-controlling interest on the exceptional items amounts to 228m US dollar for the year ended 31 December 2020 (31 December 2019: 108m US dollar ; 31 December 2018: 32m US dollar).

9.	Payroll and related benefits

Million US dollar	2020	2019	2018 restated
Wages and salaries	(4 124)	(4 563)	(4 638)
Social security contributions	(582)	(683)	(694)
Other personnel cost	(637)	(678)	(708)
Pension expense for defined benefit plans	(218)	(193)	(192)
Share-based payment expense	(169)	(340)	(353)
Contributions to defined contribution plans	(91)	(101)	(109)

Payroll and related benefits	(5 821)	(6 558)	(6 694)

The number of full time equivalents can be split as follows:

	2020	2019	2018
AB InBev NV/SA (parent company)	204	204	180
Other subsidiaries	163 491	171 711	172 596

Total number of FTE	163 695	171 915	172 776

10.	Additional information on operating expenses by nature

Depreciation, amortization and impairment charges are included in the following line items of the 2020 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use asset	Impairment of goodwill, tangible and intangible assets
Cost of sales	2 625	91	16	—
Distribution expenses	141	3	108	—
Sales and marketing expenses	339	291	224	—
Administrative expenses	310	323	125	—
Other operating expenses	3	—	—	—
Exceptional items	—	—	—	2 733

Depreciation, amortization and impairment	3 418	708	473	2 733

Depreciation, amortization and impairment charges are included in the following line items of the 2019 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use asset	Impairment of goodwill, tangible and intangible assets
Cost of sales	2 751	86	11	—
Distribution expenses	155	4	191	—
Sales and marketing expenses	379	247	160	—
Administrative expenses	277	290	98	—
Other operating expenses	8	—	—	—

Depreciation, amortization and impairment	3 570	627	460	—

Depreciation, amortization and impairment charges are included in the following line items of the 2018 restated consolidated income statement:

Million US dollar (restated)	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use asset	Impairment of goodwill, tangible and intangible assets
Cost of sales	2 807	67	—	—
Distribution expenses	166	3	186	—
Sales and marketing expenses	414	165	153	—
Administrative expenses	285	254	116	—
Other operating expenses	8	—	—	—

Depreciation, amortization and impairment	3 680	489	455	—

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of (5)m US dollar in 2020 from the aggregate depreciation, amortization and impairment expense to cost of goods sold (2019: 5m US dollar; 2018: 1m US dollar).

11.	Finance cost and income

The finance cost and income included in the income statement are as follows:

Million US dollar	2020	2019	2018 restated
Interest expense	(4 016)	(4 168)	(4 141)
Capitalization of borrowing costs	12	19	23
Net interest on net defined benefit liabilities	(82)	(95)	(94)
Accretion expense	(564)	(650)	(511)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(502)	(393)	(449)
Net foreign exchange results (net of the effect of foreign exchange derivative instruments)	—	(180)	—
Tax on financial transactions	(103)	(79)	(110)
Net mark-to-market results on derivatives related to the hedging of share-based payment programs	(1 211)	—	(1 774)
Other financial costs, including bank fees	(135)	(225)	(242)

Finance cost excluding exceptional items	(6 601)	(5 771)	(7 298)
Exceptional finance cost	(1 818)	(222)	(1 982)

Finance cost	(8 419)	(5 993)	(9 280)
Interest income	150	292	326
Interest income on Brazilian tax credits	315	118	7
Hyperinflation monetary adjustments	76	86	46
Market-to-market gains on derivatives related to the hedging of share-based payment programs	—	898	—
Net foreign exchange results (net of the effect of foreign exchange derivative instruments)	43	—	19
Other financial income	58	21	56

Finance income excluding exceptional items	642	1 415	454
Exceptional finance income	80	1 104	—

Finance income	722	2 519	454
Net finance income/(cost) excluding exceptional items	(5 959)	(4 355)	(6 844)
Net finance income/(cost)	(7 697)	(3 473)	(8 826)

Net finance costs, excluding exceptional items, were 5 959m US dollar in 2020 compared to 4 355m US dollar in 2019 and 6 844m US dollar in 2018. The increase was predominantly due to a mark-to-market loss of 1 211m US dollar in 2020, compared to a gain of 898m US dollar in 2019, resulting in a swing of 2 109m US dollar. In 2018, the mark-to-market on such derivatives amounted to a loss of 1 774m US dollar.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in China. Interest is capitalized at a borrowing rate ranging from 3% to 4%.

In 2020, accretion expense mainly includes interest on lease liabilities of 116m US dollar (2019: 124m US dollar; 2018: 111m US dollar), unwind of discounts of 306m US dollar (2019: 374m US dollar; 2018: 245m US dollar), bond fees of 102m US dollar (2019: 110m US dollar; and 2018: 116m US dollar), interest on provisions of 41m US dollar (2019: 42m US dollar; 2018: 38m US dollar).

Interest expenses are presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments.

In the fourth quarter of 2020, Ambev, a subsidiary of AB InBev, concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized 481m US dollar income in Other operating income (refer to Note 7 Other operating income/(expenses)) and 315m US dollar of interest income in Finance income for the year ended 31 December 2020.

Exceptional finance income/cost for 2020 includes:

•

1 008m US dollar loss resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and the restricted shares issued in connection with the combination with SAB (2019: 878m US dollar gain; 2018: 1 722m US dollar loss);

•	795m US dollar loss resulting from the early termination of certain bonds (2019: 84m US dollar gain; 2018: 260m US dollar loss);

•	15m US dollar loss write-off on the company’s investment in Delta Corporation Ltd due to the hyperinflation economy in Zimbabwe (2019: 188m US dollar loss, 2018: nil);

•	80m US dollar gain related to remeasurement of deferred considerations on prior year acquisitions (2019: 90m US dollar gain; 2018: nil).

Besides the items mentioned above, the exceptional finance income/cost for 2019 includes:

•

34m US dollar loss on interest paid to the State of Mato Grosso in relation to the Special Value-added Tax (ICMS) Amnesty Program in Brazil in accordance with the Brazilian State Tax Regularization Program.

•	52m US dollar foreign exchange translation gain on intragroup loans that were historically reported in equity and were recycled to profit and loss account upon the reimbursement of these loans.

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2020	2019	2018
Cash and cash equivalents	103	237	256
Investment debt securities held for trading	1	9	22
Other loans and receivables	46	46	48

Total	150	292	326

The interest income on other loans and receivables includes the interest accrued on cash deposits as guarantees for certain legal proceedings pending resolution.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 29 Risks arising from financial instruments.

12.	Income taxes

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2020	2019	2018
Current year	(2 082)	(2 863)	(2 704)
(Underprovided)/overprovided in prior years	119	58	101

Current tax expense	(1 963)	(2 805)	(2 603)
Origination and reversal of temporary differences	(30)	(21)	(148)
(Utilization)/recognition of deferred tax assets on tax losses	13	13	120
Recognition of previously unrecognized tax losses	48	27	46

Deferred tax (expense)/income	31	19	18

Total income tax expense	(1 932)	(2 786)	(2 585)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2020	2019	2018
Profit before tax	2 079	12 776	7 741
Deduct share of results of associates and joint ventures	156	152	153

Profit before tax and before share of results of associates and joint ventures	1 924	12 624	7 588
Adjustments to the tax basis
Government incentives	(428)	(709)	(742)
Non-deductible/(non-taxable) marked to market on derivatives	2 219	(1 776)	3 496
Non-deductible impairment of goodwill	2 500	—
Other expenses not deductible for tax purposes	1 512	1 223	1 796
Other non-taxable income	(250)	(282)	(158)

	7 477	11 080	11 980
Aggregate weighted nominal tax rate	27.7%	26.2%	26.5%
Tax at aggregated nominal tax rate	(2 069)	(2 901)	(3 172)
Adjustments on tax expense
Utilization of tax losses not previously recognized	13	13	120
Recognition of deferred taxes on previous years’ tax losses	48	27	46
Write-down of deferred tax assets on losses and current year losses for which no deferred tax asset is recognized	(386)	(137)	(125)
(Underprovided)/overprovided in prior years	119	58	101
Deductions from interest on equity	431	666	471
Deductions from goodwill	16	20	17
Other tax deductions	218	259	400
US Tax reform (change in tax rate and other)	—	—	116
Change in tax rate	61	(95)	144
Withholding taxes	(423)	(505)	(403)
Other tax adjustments	39	(191)	(300)

	(1 932)	(2 786)	(2 585)
Effective tax rate	100.4%	22.1%	34.1%

The total income tax expense for 2020 amounts to 1 932m US dollar compared to 2 786m US dollar for 2019 and 2 585m US dollar for 2018. The effective tax rate is 100.4% for 2020 compared to 22.1% for 2019 and 34.1% for 2018.

The 2020 effective tax rate is negatively impacted by the non-deductible, non-cash goodwill impairment loss and the non-deductible losses from derivatives. These derivatives relate to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The 2019 effective tax rate was positively impacted by non-taxable gains from these derivatives. The 2018 effective tax rate was negatively impacted by non-deductible losses from these derivatives.

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

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2020	2019	2018
Re-measurements of post-employment benefits	58	19	22
Exchange differences, cash flow and net investment hedges	304	88	108

Income tax (losses)/gains	361	107	130

13.	Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	31 December 2020	31 December 2019
Property, plant and equipment owned	24 191	25 515
Property, plant and equipment leased (right-of-use assets)	2 228	2 029

Total property, plant and equipment	26 419	27 544

	31 December 2020				31 December 2019
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	12 216	34 381	2 160	48 757	47 969
Effect of movements in foreign exchange	(393)	(1 086)	(165)	(1 644)	(485)
Acquisitions	24	856	2 308	3 188	4 451
Acquisitions through business combinations	40	56	16	111	24
Disposals	(68)	(1 186)	(19)	(1 274)	(1 987)
Disposals through the sale of subsidiaries	—	—	—	—	(4)
Transfer (to)/from other asset categories and other movements¹	419	1 955	(2 519)	(145)	(1 211)

Balance at end of the period	12 237	34 976	1 780	48 993	48 757
Depreciation and impairment losses
Balance at end of previous year	(3 604)	(19 638)	—	(23 242)	(22 331)
Effect of movements in foreign exchange	54	570	—	625	310
Depreciation	(387)	(2 862)	—	(3 250)	(3 370)
Disposals	23	1 108	—	1 130	1 734
Disposals through the sale of subsidiaries	—	—	—	—	3
Impairment losses	(31)	(114)	—	(145)	(87)
Transfer to/(from) other asset categories and other movements¹	(4)	84	—	80	499

Balance at end of the period	(3 950)	(20 852)	—	(24 802)	(23 242)
Carrying amount
at 31 December 2019	8 612	14 743	2 160	25 515	25 515
at 31 December 2020	8 287	14 124	1 780	24 191	—

As at 31 December 2020, the carrying amount of property, plant and equipment subject to restrictions on title amounted to 2m US dollar (31 December 2019: 4m US dollar).

Contractual commitments to purchase property, plant and equipment amounted to 528m US dollar as at 31 December 2020 compared to 457m US dollar as at 31 December 2019.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 3 687m US dollar in 2020 compared to 4 854m US dollar for the same period last year. Out of the total 2020 capital expenditures approximately 41% was used to improve the company’s production facilities while 44% was used for logistics and commercial investments and 15% for improving administrative capabilities and for the purchase of hardware and software.

[1]

The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies. Accordingly, the transfers include the balances of Australian operations reclassified to assets held for sale as at 31 December 2019 and disposed of upon the completion of the sale on 1 June 2020.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	2020
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 31 December	1 726	502	2 228

Depreciation for the year ended 31 December	(343)	(156)	(499)

	2019
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 31 December	1 723	306	2 029

Depreciation for the year ended 31 December	(329)	(160)	(489)

Additions to right-of-use assets for 2020 were 381m US dollar (2019: 420m US dollar).

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

14.	Goodwill

Million US dollar	31 December 2020	31 December 2019
Acquisition cost
Balance at end of previous year	128 119	133 316
Effect of movements in foreign exchange	(4 723)	53
Acquisitions through business combinations	185	682
Disposals through the sale of subsidiaries	—	(22)
Hyperinflation monetary adjustments	120	171
Reclassified as held for sale	—	(6 081)

Balance at end of the period	123 702	128 119
Impairment losses
Balance at end of previous year	(5)	(5)
Effect of movements in foreign exchange	(226)	—
Impairment losses	(2 500)	—

Balance at end of the period	(2 731)	(5)
Carrying amount
at 31 December 2019	128 114	128 114
at 31 December 2020	120 971	—

During 2020, AB InBev recognized goodwill on acquisitions of subsidiaries of 185m US dollar (2019: 682m US dollar) – see also Note 6 Acquisitions and disposals of subsidiaries.

Goodwill, which accounted for approximately 53% of AB InBev total assets as at 31 December 2020, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.

Interim impairment testing

The COVID-19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which the company operates. The decline in performance resulting from the COVID-19 pandemic was viewed as a triggering event for impairment testing in accordance with IAS 36 Impairment of Assets. Consequently, the company conducted an impairment test during the second quarter of 2020 for the cash-generating units showing the highest invested capital to EBITDA multiples: Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific.

By 30 June 2020, the uncertain course of the pandemic in the absence of effective vaccines or treatments, had caused extraordinary economic uncertainty, including how different countries would be affected, the speed of their recovery, the financial and fiscal measures these countries could implement and the longer term impact on the weighted average cost of capital and terminal growth rate of these countries.

During its interim goodwill impairment testing, the company considered several scenarios of the recovery of sales for the different cash-generating units being tested and ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. These scenarios were based on management’s assumptions at the time on the recovery in a base case (which the company deemed to be the most likely case at the time of the interim impairment test), a best case and a worst case scenario per cash generating unit following the common recovery shapes: L, U and V where the letters describe the trajectory of key assumptions tracking economic conditions. In view of the uncertainties, management assumed a 15 to 30% probability for the worst case scenario, dependent on the cash generating units in this interim impairment testing.

Based upon the results of the interim impairment test and considering the assumptions described below, the company concluded that no goodwill impairment was warranted under the base and best case scenarios. Nevertheless, under the worst case scenario ran with higher discount rates to factor the heightened business risk, the company concluded that the recoverable amounts were below the carrying value for the South Africa and Rest of Africa cash-generating units. As a consequence, management concluded, based on the valuations performed, that it was prudent in view of the uncertainties to record an impairment of goodwill of (1.5) billion US dollar for the South Africa cash generating unit and (1.0) billion US dollar for the Rest of Africa cash generating unit applying a 30% probability of occurrence. The impairment charge was allocated to the company’s EMEA reportable segment as at 30 June 2020.

In the sensitivity analyses carried out as at 30 June 2020, based on the worst case discounted cash flow calculations, an adverse change of 1% in the WACC applied would lead to a reduction of the recoverable amount below the carrying amount for the South Africa, Rest of Africa, Columbia and Rest of Middle Americas cash generating units and would give rise to an additional impairment of 0.6 billion US dollar for the South Africa and Rest of Africa cash generating units, applying a 30% probability of occurrence. The company would therefore be faced with a risk of future impairment under the worst case scenario at these higher WACC assumptions.

A 5% increase/(decrease) in probability applied for the worst case scenario (holding all other assumptions constant) would lead to an additional/(reduced) impairment of 0.4 billion US dollar for the South Africa and Rest of Africa cash-generating units in aggregate.

These calculations were based on management’s assessment of reasonably possible adverse changes in key assumptions at the time of the interim impairment testing, yet they are hypothetical and should not be viewed as an indication that these factors are likely to change. The sensitivity analyses should therefore be interpreted with caution.

Annual impairment testing

The company performed a new impairment testing during the fourth quarter of 2020 for its cash-generating units and ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. The impairment testing considered a single scenario based on management’s assumptions of the future performance of its cash-generating units and applied the assumptions described below.

Based on the annual goodwill impairment testing reperformed by management during the fourth quarter of 2020 in accordance with the methodology discussed above, no additional impairment charge was warranted.

Impairment testing methodology

The company performed its interim and annual goodwill impairment test at cash generating unit level, which is the lowest level at which goodwill is monitored for internal management purposes.

AB InBev’s impairment testing methodology is in accordance with IAS 36 Impairment of Assets, in which fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted cash flow approach based on acquisition valuation models for the cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for the other cash-generating units.

The key judgments, estimates and assumptions used in the discounted cash flow calculations were generally as follows:

•

In the first three years of the model, cash flows are based on AB InBev’s 1-year plan as approved by key management and management assumptions for the following 2 years. The three-year plan model is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions. For the interim goodwill impairment testing, the company assumed a base case, best case and worst case scenario for each cash-generating unit being tested and ran sensitivities. For the annual impairment testing, the company considered a single scenario;

•

For the subsequent seven years of the model, data from each scenario was extrapolated generally using simplified assumptions such as macro-economic and industry assumptions, variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term GDP growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

•

Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric with more conservative assumptions in the worst case scenario interim impairment testing to factor the heightened business risk;

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 5%.

The WACC applied in US dollar nominal terms were as follow:

Cash-generating unit	31 December 2020	30 June 2020[1]	31 December 2019
Colombia	6%	6% - 7%	6%
Rest of Middle Americas	9%	10% - 11%	9%
South Africa	7%	7% - 8%	7%
Rest of Africa	10%	10% - 12%	10%
Rest of Asia Pacific	6%	8%	—

While a change in the weighted average cost of capital and the terminal growth rate used in impairment testing could have a material impact on the calculation of the fair values and trigger an impairment charge, based on the sensitivity analysis performed for the fourth quarter discounted cash flow calculations, the company is not aware of any reasonably possible change in the key assumptions that would cause the cash-generating units’ carrying amount to exceed its recoverable amount.

In the sensitivity analysis performed by management during the annual impairment testing in 2019 and 2020, an adverse change of 1% in WACC would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. AB InBev believes that all of its estimates are reasonable: they are consistent with the company’s internal reporting and reflect management’s current best estimates. However, inherent uncertainties exist, including the rate of recovery of the countries following the COVID-19 pandemic, and other factors that management may not be able to control. If the company’s current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of the company’s control change unfavorably, the estimated fair value of goodwill could be adversely affected, leading to a potential further impairment in the future.

Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	31 December 2020	31 December 2019
United States	33 552	33 451
Rest of North America	2 105	1 984
Mexico	12 446	13 175
Colombia	17 748	18 647
Rest of Middle Americas	24 036	25 257
Brazil	3 521	4 539
Rest of South America	1 061	1 101
Europe	2 444	2 277
South Africa	11 110	13 500
Rest of Africa	4 990	6 691
China	3 291	3 095
Rest of Asia Pacific	4 059	4 397
Global Export and Holding Companies	608	—

Total carrying amount of goodwill	120 971	128 114

[1]	With the higher WACC applied in the worst case scenario in the interim impairment testing.

15.	Intangible assets

	31 December 2020					31 December 2019
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	40 074	2 774	2 594	666	46 108	48 465
Effect of movements in foreign exchange	(839)	(6)	42	14	(789)	(79)
Acquisitions through business combinations	157	—	—	5	162	99
Acquisitions and expenditures	35	190	53	279	557	631
Disposals	—	(23)	(38)	(81)	(142)	(259)
Disposals through the sale of subsidiaries	—	—	—	—	—	(29)
Transfer (to)/from other asset categories and other movements[1]	—	96	321	(428)	(11)	(2 720)

Balance at end of period	39 427	3 031	2 972	455	45 885	46 108
Amortization and impairment losses
Balance at end of previous year	(32)	(1 595)	(1 851)	(178)	(3 656)	(3 634)
Effect of movements in foreign exchange	—	12	(29)	1	(16)	41
Amortization	—	(297)	(364)	(54)	(715)	(622)
Impairment	(9)	(156)	—	—	(165)	—
Disposals	—	18	35	9	62	254
Disposals through the sale of subsidiaries	—	—	—	—	—	—
Transfer to/(from) other asset categories and other movements[1]	—	(54)	28	158	132	305

Balance at end of period	(41)	(2 072)	(2 181)	(64)	(4 358)	(3 656)
Carrying value
at 31 December 2019	40 042	1 179	743	488	42 452	42 452
at 31 December 2020	39 386	959	791	391	41 527	—

During 2020, AB InBev recognized intangible assets on acquisitions of subsidiaries of 162m US dollar (2019: 128m US dollar) – see also Note 6 Acquisitions and disposals. In addition, during 2020, the company recognized (165)m US dollar impairment on intangible sold during 2020 and other intangibles (31 December 2019: nil) – see also Note 8 Exceptional items.

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

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products. These were tested for impairment in the second and the fourth quarter of 2020. Based on the impairment testing results, no impairment loss was allocated to intangible assets with indefinite useful lives – refer to Note 14 Goodwill.

As at 31 December 2020, the carrying amount of the intangible assets amounted to 41 527m US dollar (31 December 2019: 42 452m US dollar) of which 39 395m US dollar was assigned an indefinite useful life (31 December 2019: 40 217m US dollar) and 2 132m US dollar a finite life (31 December 2019: 2 235m US dollar).

[1]

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of intangible assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies. Accordingly, the 2019 transfers include the balances of Australian operations reclassified to assets held for sale as at 31 December 2019 and disposed of upon the completion of the sale on 1 June 2020.

The carrying amount of intangible assets with indefinite useful lives was allocated to the cash-generating units as follows:

Million US dollar Cash-generating unit	2020	2019
United States	22 172	22 124
Rest of North America	42	66
Mexico	3 067	3 243
Colombia	3 320	3 488
Rest of Middle Americas	3 655	3 915
Brazil	1	3
Rest of South America	681	714
Europe	461	489
South Africa	3 289	3 417
Rest of Africa	1 068	1 228
China	427	410
Rest of Asia Pacific	1 212	1 120

Total carrying amount of intangible assets with indefinite useful lives	39 395	40 217

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

16.	Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2020			2019
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes
Balance at 1 January	1 132	3 239	451	1 159	3 279	479
Effect of movements in foreign exchange	—	270	(92)	—	(56)	(59)
Dividends received	—	(19)	—	(15)	(95)	(11)
Share of results of associates	3	76	32	(11)	111	42

Balance at 31 December	1 135	3 566	391	1 133	3 239	451

Summarized financial information of the company’s material associates is as follows:

	2020			2019
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes
Current assets	351	4 048	2 156	377	4 044	2 266
Non-current assets	603	3 775	4 642	767	4 255	5 618
Current liabilities	(591)	(1 531)	(1 639)	(652)	(1 631)	(1 859)
Non-current liabilities	(75)	(671)	(1 852)	(109)	(743)	(1 986)
Non-controlling interests	—	(687)	(1 627)	—	(723)	(1 909)

Net assets	288	4 934	1 679	383	5 201	2 130
Revenue	1 276	4 879	3 847	1 388	5 107	4 015
Profit (loss)	(20)	700	224	23	719	276
Other comprehensive income (loss)	—	(134)	392	—	(372)	(431)
Total comprehensive income (loss)	(20)	566	617	23	347	(155)

In 2020, associates that are not individually material contributed 45m US dollar to the results of investment in associates (2019: 10m US dollar; 2018: 51m US dollar).

Following the entry of Zimbabwe in a hyperinflation economy in 2019, the company recorded an impairment of 15m US dollar in 2020 on its investment in Delta Corporation Ltd (2019: 188m US dollar). The impairment is recorded as an exceptional net finance cost. Refer to Note 11 Finance cost and income.

Additional information related to the significant associates is presented in Note 36 AB InBev Companies.

17.	Investment securities

Million US dollar	31 December 2020	31 December 2019
Investment in unquoted companies	115	86
Investment on debt securities	22	25

Non-current investments	137	111
Investment on debt securities	396	91

Current investments	396	91

As of 31 December 2020, current debt securities of 396m US dollar mainly represented investments in government bonds (31 December 2019: 91m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

18.	Deferred tax assets and liabilities

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2020
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	398	(2 487)	(2 089)
Intangible assets	106	(10 007)	(9 901)
Inventories	86	(65)	22
Trade and other receivables	62	—	62
Interest-bearing loans and borrowings	858	(603)	255
Employee benefits	648	(8)	640
Provisions	525	(30)	495
Derivatives	13	(46)	(33)
Other items	312	(1 152)	(840)
Loss carry forwards	782	—	782

Gross deferred tax assets/(liabilities)	3 790	(14 398)	(10 607)

Netting by taxable entity	(1 771)	1 771	—

Net deferred tax assets/(liabilities)	2 019	(12 627)	(10 607)

	2019
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	415	(2 550)	(2 135)
Intangible assets	112	(10 327)	(10 215)
Inventories	119	(67)	52
Trade and other receivables	52	(1)	51
Interest-bearing loans and borrowings	706	(603)	103
Employee benefits	631	(3)	628
Provisions	467	(22)	445
Derivatives	23	(21)	2
Other items	311	(861)	(550)
Loss carry forwards	515	—	515

Gross deferred tax assets/(liabilities)	3 350	(14 455)	(11 105)

Netting by taxable entity	(1 631)	1 631	—

Net deferred tax assets/(liabilities)	1 719	(12 824)	(11 105)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2020	2019	2018 restated
Balance at 1 January	(11 105)	(11 648)	(11 857)
Recognized in profit or loss	32	19	95
Recognized in other comprehensive income	361	109	(130)
Acquisitions through business combinations	(6)	(18)	(23)
Reclassified as held for sale	(1)	363	—
Other movements and effect of changes in foreign exchange rates	112	70	267

Balance at 31 December	(10 607)	(11 105)	(11 648)

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of such temporary differences is unlikely to revert within 12 months. The net deferred tax liabilities attributable to the US business amounted to 6.6 billion US dollar as of 31 December 2020.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 3 464m US dollar in 2020 (2019: 4 734m US dollar; 2018: 5 280m US dollar). 1 082m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 303m US dollar, 221m US dollar and 239m US dollar expire within respectively 1, 2 and 3 years, while 1 618m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19.	Inventories

Million US dollar	31 December 2020	31 December 2019
Prepayments	92	105
Raw materials and consumables	2 499	2 478
Work in progress	439	405
Finished goods	1 256	1 257
Goods purchased for resale	197	182

Inventories	4 482	4 427
Inventories other than work in progress
Inventories stated at net realizable value	214	171

The cost of inventories recognized as an expense in 2020 amounts to 19 634m US dollar, included in cost of sales (2019: 20 362m US dollar; 2018: 19 933m US dollar).

Impairment losses on inventories recognized in 2020 amount to 117m US dollar. The impairment loss includes the write off of obsolete work in progress and finished goods as a result of the COVID-19 pandemic (2019: 59m US dollar; 2018: 72m US dollar).

20.	Trade and other receivables

Million US dollar	31 December 2020	31 December 2019
Cash deposits for guarantees	184	219
Loans to customers	25	58
Tax receivable, other than income tax	99	96
Brazilian tax credits and interest receivables	997	70
Trade and other receivables	357	363

Non-current trade and other receivables	1 661	807
Trade receivables and accrued income	3 284	4 046
Interest receivables	4	21
Tax receivable, other than income tax	552	821
Loans to customers	117	119
Prepaid expenses	354	563
Other receivables	522	616

Current trade and other receivables	4 833	6 187

Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the balance sheet date. As of 31 December 2020, the total amount of such credits and interest receivables represented 997m US dollar (31 December 2019: 70m US dollar). Refer to Note 7 Other operating income/(expenses) and Note 11 Finance cost and income for more details.

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2020 and 2019 respectively:

	Net carrying amount as of 31 December 2020	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	30 Between and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	3 285	3 074	155	37	10	8
Loans to customers	142	86	3	2	50	—
Interest receivable	4	4	—	—	—	—
Other receivables	522	416	2	16	5	83

	3 953	3 580	161	55	66	91

	Net carrying amount as of 31 December 2019	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	30 Between and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	4 046	3 690	261	44	44	7
Loans to customers	177	172	1	2	2	—
Interest receivable	21	21	—	—	—	—
Other receivables	616	582	9	16	5	4

	4 860	4 465	271	62	51	11

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in 2020 amount to 99m US dollar (2019: 51m US dollar; 2018: 43m US dollar). The impairment loss recognized in 2020 includes AB InBev’s estimate of overdue receivables the company will not be able to collect from defaulting customers as a result of the COVID-19 pandemic.

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 29 Risks arising from financial instruments.

21.	Cash and cash equivalents and investment securities

Million US dollar	31 December 2020	31 December 2019
Short-term bank deposits	3 319	2 236
Treasury Bills	6 800	—
Cash and bank accounts	5 132	5 002
Cash and cash equivalents	15 252	7 238

Bank overdrafts	(5)	(68)

	15 247	7 169

The company’s investment in Treasury Bills is to facilitate liquidity and for capital preservation.

The cash outstanding as at 31 December 2020 includes restricted cash for an amount of 84m US dollar (31 December 2019: 78m US dollar). This restricted cash relates to an outstanding consideration payable to former Anheuser-Busch shareholders that have not yet claimed the proceeds from the 2008 combination (1m US dollar) and amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (83m US dollar).

22.	Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations

ASSETS CLASSIFIED AS HELD FOR SALE

Million US dollar	31 December 2020	31 December 2019
Balance at the end of previous year	10 013	39
Reclassified to assets held for sale in the period	210	9 692
Disposals	(9 665)	(59)
Effect of movements in foreign exchange	(484)	341

Balance at the end of year	74	10 013

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE

Million US dollar	31 December 2020	31 December 2019
Balance at end of previous year	1 145	—
Reclassified to liabilities associated with assets held for sale	(46)	1 106
Disposals	(1 044)	—
Effect of movements in foreign exchange	(55)	39

Balance at end of the period	—	1 145

On 19 July 2019, AB InBev announced the agreement to divest CUB, its Australian subsidiary, to Asahi for 16.0 billion AUD on a cash free, debt free basis. Consequently, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as at 31 December 2019, assets and liabilities associated with the Australian operations were reclassified to assets held for sale and liabilities associated with assets held for sale. Furthermore, the results of the Australian operations were accounted for as discontinued operations and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020.

Upon the closing of the transaction on 1 June 2020, the company received 10.8 billion US dollar proceeds net of disposal costs, derecognized (8.5) billion US dollar of net assets in relation to its former Australian operations, recycled (0.4) billion US dollar of the cumulative foreign exchange differences on its former Australian operations and cashflow hedges from equity to profit or loss, resulting in a net gain on disposal of 1.9 billion US dollar recognized in discontinued operations.

ASSETS AND LIABILITIES HELD FOR SALE

Assets and liabilities relating to the Australian operations were classified as held for sale on the consolidated statement of financial position as at 31 December 2019 and disposed of upon the completion of the sale on 1 June 2020. The relevant assets and liabilities are detailed in the table below:

Million US dollar	1 June 2020	31 December 2019
Assets
Property, plant and equipment	581	625
Goodwill and intangible assets	8 584	9 030
Other assets	371	310

Assets classified as held for sale	9 537	9 965
Liabilities
Trade and other payables	(581)	(659)
Deferred tax liabilities	(363)	(380)
Other liabilities	(101)	(106)

Liabilities associated with assets held for sale	(1 044)	(1 145)
Net assets disposed of	8 493	—
Exceptional gain on divestiture of Australia (discontinued operations)	1 919	—
Recycling of CTA and cashflow hedges	426	—

Consideration received	10 838	—

RESULTS FROM DISCONTINUED OPERATIONS

The following table summarizes the results of the Australian operations included in the consolidated income statements and presented as discontinued operations:

For the period ended
Million US dollar	31 May 2020	31 December 2019	31 December 2018
Revenue	477	1 394	1 577
Profit from operations	178	632	775
Profit from discontinued operations	136	424	531

CASH FLOW FROM DISCONTINUED OPERATIONS

Cash flows attributable to the operating, investing and financing activities of the Australian operations are summarized as follows:

For the period ended
Million US dollar	31 May 2020	31 December 2019[1]	31 December 2018
Cash flow from operating activities	84	640	883
Cash flow from investing activities – proceeds from Australia divestiture	10 838	219	—
Cash flow from investing activities – other	(13)	(77)	(109)
Cash flow from financing activities	(6)	(24)	(19)

Net increase in cash and cash equivalents	10 903	758	755

23.	Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during 2020:

Issued capital	Issued capital
	Million shares	Million US dollar
At the end of the previous year	2 019	1 736
Changes during the period	—	—

	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

[1]

The 2019 cash flow from investing activities has been restated to reflect reclassification of the cash flow hedges in relation to the Australia divestiture reported in the financing activities in 2019 and recycled to profit or loss upon the completion of the transaction.

Treasury shares	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar
At the end of the previous year	59.9	(6 270)	(2 556)
Changes during the period	(12.9)	1 359	(974)

	47.0	(4 911)	(3 530)

As at 31 December 2020, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 46 992 567 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 325 999 817 restricted shares. As at 31 December 2020, the total of authorized, unissued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination (i.e. as from 11 October 2021). From completion of the SAB combination, such restricted shares will rank equally with the ordinary shares with respect to dividends and voting rights.

The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.

On 31 December 2020, AB InBev completed the issuance of a 49.9% minority stake in its US-based metal container operations to Apollo Global Management, Inc. for the net proceeds of 3.0 billion USD. This transaction allowed the company to create additional shareholder value by optimizing its business at an attractive price and generate proceeds to repay debt, in line with its deleveraging commitments. AB InBev retained operational control of its US-based metal container operations.

As required by IFRS 10 Consolidated Financial Statements, the transaction was reported in the equity statement resulting in recognition of 1.9 billion US dollar in Non-controlling interest and 1.1 billion US dollar in Reserves.

On 30 September 2019, the initial public offering (the “IPO”) of a minority stake in Budweiser Brewing Company APAC Limited, AB InBev´s Asia Pacific subsidiary, was completed and Budweiser APAC commenced the listing of its shares on the Hong Kong Stock Exchange. In addition, on 3 October 2019, the over-allotment option in connection with the IPO of Budweiser APAC was fully exercised by the international underwriters.

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

During 2020, there were no significant purchases of non-controlling interests in subsidiaries.

ACQUISITIONS AND DISPOSALS OF OWN SHARES (REPORT ACCORDING TO ARTICLE 7:220 OF THE BELGIAN COMPANIES CODE OF COMPANIES AND ASSOCIATIONS) AND BORROWINGS OF OWN SHARES– PURCHASE OF OWN SHARES

During 2020, the company has not acquired any treasury shares in accordance with article 7:215 of the Belgian Code of Companies and Associations (former article 620 of the Belgian Companies Code) and has proceeded with the following disposals of its own shares.

Treasury shares

The company has used 9 520 966 treasury shares to settle the participants’ obligations related to the Zenzele Scheme (refer to Note 31 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other for more details). As a result, as at 31 December 2020, the group owned 46 992 567 own shares of which 38 779 160 were held directly by AB InBev. The par value of the share is 0.61 euro. As a consequence, the treasury shares used to settle the obligations during 2020 represented 7 126 734 US dollar (5 807 966 euro) of the subscribed capital and the shares that the company still owned at the end of 2020 represented 35 175 372 US dollar (28 665 466 euro) of the subscribed capital.

Borrowed shares

In order to fulfill AB InBev’s commitments under various outstanding stock option plans, during the course of 2020, the company had stock lending arrangements in place for up to 30 million shares, which were fully used to fulfill stock option plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.

DIVIDENDS

On 24 February 2021, a dividend of 0.50 euro per share or 1 003m euro was proposed by the Board of Directors, and will be subject to approval at the shareholder’ meeting on 28 April 2021.

On 24 October 2019, an interim dividend of 0.80 euro per share or approximately 1 588m euro was approved by the Board of Directors. This interim dividend was paid out on 21 November 2019. On 3 June 2020, in addition to the interim dividend paid on 21 November 2019, a dividend of 0.50 euro per share or 1 002m euro was approved at the shareholder’ meeting, reflecting a total dividend payment for the 2019 fiscal year of 1.30 euro per share or 2 590m euro. The dividend was paid out as of 11 June 2020.

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

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss. On 1 June 2020, upon the Australia divestiture, the company recycled 370m US dollar of cash flow hedges in relation to its former Australia operations from equity to profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 31 December 2020, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

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

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2020	(19 936)	397	(1 740)	(21 279)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(9 943)	—	—	(9 943)
Cash flow hedges	—	198	—	198
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture	645	(219)	—	426
Re-measurements of post-employment benefits	—	—	(243)	(243)
Total comprehensive income/(loss)	(9 298)	(21)	(243)	(9 562)

As per 31 December 2020	(29 234)	376	(1 983)	(30 841)

The increase in translation reserves is primarily related to the combined effect of the weakening of the closing rates of the Mexican pesos, the South African rand, the Colombian pesos, the Brazilian real and the Peruvian sol, and the strengthening of the Euro which resulted in a foreign exchange translation adjustment of 9 943m US dollar as of 31 December 2020 (decrease of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2019	(21 079)	494	(1 567)	(22 152)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	1 143	—	—	1 143
Cash flow hedges	—	(97)	—	(97)
Re-measurements of post-employment benefits	—	—	(173)	(173)
Total comprehensive income/(loss)	1 143	(97)	(173)	873

As per 31 December 2019	(19 936)	397	(1 740)	(21 279)

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2018	(13 705)	586	(1 665)	(14 784)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(7 374)	—	—	(7 374)
Cash flow hedges	—	(92)	—	(92)
Re-measurements of post-employment benefits	—	—	98	98
Total comprehensive income/(loss)	(7 374)	(92)	98	(7 368)

As per 31 December 2018	(21 079)	494	(1 567)	(22 152)

EARNINGS PER SHARE

The calculation of basic earnings per share for 2020 is based on the profit attributable to equity holders of AB InBev of 1 405m US dollar (2019: 9 171m US dollar; 2018: 4 370m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2020	2019	2018
Issued ordinary and restricted shares at 1 January, net of treasury shares	1 959	1 957	1 934
Effect of stock lending	30	25	18
Effect of undelivered shares under the deferred share instrument		—	9
Effect of delivery of treasury shares	9	2	14

Weighted average number of ordinary and restricted shares at 31 December	1 998	1 984	1 975

The calculation of diluted earnings per share for 2020 is based on the profit attributable to equity holders of AB InBev of 1 405m US dollar (2019: 9 171m US dollar; ; 2018: 4 370m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2020	2019	2018
Weighted average number of ordinary and restricted shares at 31 December	1 998	1 984	1 975
Effect of share options, warrants and restricted stock units	39	42	36
Weighted average number of ordinary and restricted shares (diluted) at 31 December	2 037	2 026	2 011

The calculation of earnings per share before exceptional items and discontinued operations is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of the profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev to the profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2020	2019	2018
Profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev	3 807	8 086	6 248
Exceptional items, before taxes (refer to Note 8)	(3 103)	(323)	(692)
Exceptional finance income/(cost), before taxes (refer to Note 11)	(1 738)	882	(1 982)
Exceptional taxes (refer to Note 8)	155	(6)	233
Exceptional non-controlling interest (refer to Note 8)	228	108	32
Profit from discontinued operations (refer to Note 22)	2 055	424	531

Profit attributable to equity holders of AB InBev	1 405	9 171	4 370

The calculation of the Underlying EPS is based on the profit before exceptional items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit before exceptional items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev to the profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev, is calculated as follows:

Million US dollar	2020	2019	2018
Profit before exceptional items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	5 022	7 196	8 099
Mark-to-market (losses)/gains on certain derivatives related to the hedging of share-based payment programs (refer to Note 11)	(1 211)	898	(1 774)
Hyperinflation impacts	(4)	(7)	(77)

Profit before exceptional items and discontinued operations, attributable to equity holders of AB InBev	3 807	8 086	6 248

The table below sets out the EPS calculation:

Million US dollar	2020	2019	2018
Profit attributable to equity holders of AB InBev	1 405	9 171	4 370
Weighted average number of ordinary and restricted shares	1 998	1 984	1 975

Basic EPS from continuing and discontinued operations	0.70	4.62	2.21
Profit from continuing operations attributable to equity holders of AB InBev	(650)	8 748	3 839
Weighted average number of ordinary and restricted shares	1 998	1 984	1 975

Basic EPS from continuing operations	(0.33)	4.41	1.94
Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev	3 807	8 086	6 248
Weighted average number of ordinary and restricted shares	1 998	1 984	1 975

Basic EPS from continuing operations before exceptional items	1.91	4.08	3.16
Profit before exceptional items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	5 022	7 196	8 099
Weighted average number of ordinary and restricted shares	1 998	1 984	1 975

Underlying EPS	2.51	3.63	4.10
Profit attributable to equity holders of AB InBev	1 405	9 171	4 370
Weighted average number of ordinary and restricted shares (diluted)	2 037	2 026	2 011

Diluted EPS from continuing and discontinued operations	0.69	4.53	2.17
Profit from continuing operations attributable to equity holders of AB InBev	(650)	8 748	3 839
Weighted average number of ordinary and restricted shares (diluted)¹	1 998	2 026	2 011

Diluted EPS from continuing operations	(0.33)	4.32	1.91
Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev	3 807	8 086	6 248
Weighted average number of ordinary and restricted shares (diluted)	2 037	2 026	2 011

Diluted EPS from continuing operations before exceptional items	1.87	3.99	3.11

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS from continuing operations before exceptional items, 76m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2020 (31 December 2019: 59m share options, 31 December 2018: 63m share options)

[1]

In accordance with the guidance provided by IAS 33 Earnings per Share, for the 2020 calculation of Diluted EPS from continuing operations, the potential dilutive effect of share options, warrants and restricted stock units was disregarded considering the negative results in the period.

24.	Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 29 Risks arising from financial instruments.

Non-current liabilities Million US dollar	31 December 2020	31 December 2019
Secured bank loans	46	71
Unsecured bank loans	—	50
Unsecured bond issues	93 523	95 674
Unsecured other loans	73	77
Lease liabilities	1 837	1 692

Non-current interest-bearing loans and borrowings	95 478	97 564

Current liabilities Million US dollar	31 December 2020	31 December 2019
Secured bank loans	656	790
Commercial papers	1 522	1 599
Unsecured bank loans	294	135
Unsecured bond issues	202	2 532
Unsecured other loans	10	20
Lease liabilities	397	333

Current interest-bearing loans and borrowings	3 081	5 410

The current and non-current interest-bearing loans and borrowings amount to 98.6 billion US dollar as at 31 December 2020, compared to 103.0 billion US dollar as at 31 December 2019.

In March 2020, the company drew the full 9.0 billion US dollar commitment under the 2010 Senior Facilities Agreement, in order to proactively safeguard its liquidity position by holding cash on its balance sheet through the period of significant financial market volatility and uncertainty as a result of the COVID-19 virus pandemic. The revolving credit facilities were repaid in full in the second quarter of 2020. On 18 February 2021, the company announced the successful signing of a new 10.1 billion US dollar Sustainable-Linked Loan Revolving Credit Facility (“SLL RCF”) with an initial five-year term, replacing the aforementioned 9.0 billion US dollar of committed long-term credit facilities (refer to Note 35 Events after the balance sheet date).

Commercial papers amount to 1.5 billion US dollar as at 31 December 2020 (31 December 2019: 1.6 billion US dollar) and include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.

On 2 April 2020 and 3 April 2020, Anheuser-Busch InBev NV/SA (ABISA) and Anheuser-Busch InBev Worldwide Inc. (ABIWW) respectively, completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in millions)	Interest rate
2 April 2020	ABISA	2 December 2027	EUR	1 000	2.125%
2 April 2020	ABISA	2 April 2032	EUR	1 750	2.875%
2 April 2020	ABISA	2 April 2040	EUR	1 750	3.700%
3 April 2020	ABIWW	1 June 2030	USD	1 750	3.500%
3 April 2020	ABIWW	1 June 2040	USD	1 000	4.350%
3 April 2020	ABIWW	1 June 2050	USD	2 250	4.500%
3 April 2020	ABIWW	1 June 2060	USD	1 000	4.600%

On 7 July 2020, the company completed the tender offers of seven series of notes issued by Anheuser-Busch InBev NV/SA (ABISA) and Anheuser-Busch InBev Finance Inc. (ABIFI) and repurchased 3.0 billion US dollar aggregate principal amount of these notes. The total principal amount accepted in the tender offers is set out in the table below:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)	Principal amount not redeemed (in million)
7 July 2020	ABISA	4.000% Notes due 2021	EUR	750	231	519
7 July 2020	ABISA	1.950% Notes due 2021	EUR	650	123	527
7 July 2020	ABISA	0.875% Notes due 2022	EUR	2 000	356	1 644
7 July 2020	ABISA	0.800% Notes due 2023	EUR	1 000	356	644
7 July 2020	ABIFI	Floating Rate Notes due 2021	USD	311	129	182
7 July 2020	ABIFI	2.625% Notes due 2023	USD	643	167	476
7 July 2020	ABIFI	3.300% Notes due 2023	USD	2 799	1 467	1 332

On 15 September 2020, the company completed the tender offers of six series of notes issued by Anheuser-Busch InBev NV/SA (ABISA), Anheuser-Busch InBev Finance Inc. (ABIFI) and Anheuser-Busch InBev Worldwide Inc. (ABIWW) and repurchased 2.1 billion US dollar aggregate principal amount of these notes. The total principal amount accepted in the tender offers is set out in the table below:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)	Principal amount not redeemed (in million)
17 September 2020	ABIWW	Floating rate notes due 2024	USD	229	113	116
17 September 2020	ABIWW	3.500% Notes due 2024	USD	654	404	250
17 September 2020	ABIFI	3.700% Notes due 2024	USD	865	376	489
17 September 2020	ABISA	Floating rate notes due 2024	EUR	1 500	517	983
17 September 2020	ABISA	2.875% Notes due 2024	EUR	750	195	555
17 September 2020	ABISA	1.500% Notes due 2025	EUR	2 500	353	2 147

These tender offers were financed with cash.

During 2020, the company announced that Anheuser-Busch InBev NV/SA (ABISA) and its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc (ABIWW), Anheuser-Busch InBev Finance Inc. (ABIFI) and Anheuser-Busch North American Holding Corporation (ABNA) were exercising their options to redeem the outstanding principal amount for an aggregate principle amount of 10.0 billion US dollar indicated in the table below of the following series of notes:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)
29 July 2020	ABIWW	3.250% Notes due 2022	AUD	550	550
12 August 2020	ABIWW	4.375% Notes due 2021	USD	285	285
12 August 2020	ABIWW	2.500% Notes due 2022	USD	454	454
12 August 2020	ABIFI	3.375% Notes due 2023	CAD	600	600
12 August 2020	ABNA	3.750% Notes due 2022	USD	150	150
25 September 2020	ABISA	1.750% Notes due 2025	GBP	650	650
8 October 2020	ABIFI	2.600% Notes due 2024	CAD	1 300	1 300
8 October 2020	ABISA	1.950% Notes due 2021	EUR	527	527
8 October 2020	ABISA	0.875% Notes due 2022	EUR	1 644	1 644
3 December 2020	ABISA	4.000% Notes due 2021	EUR	519	519
3 December 2020	ABISA	0.800% Notes due 2023	EUR	644	644
16 December 2020	ABIFI	2.625% Notes due 2023	USD	476	476
16 December 2020	ABIFI	3.300% Notes due 2023	USD	1 332	1 332
16 December 2020	ABIFI	3.700% Notes due 2024	USD	489	489
16 December 2020	ABIWW	3.500% Notes due 2024	USD	250	250

The redemption of these notes was financed with cash.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.

AB InBev’s net debt decreased to 82.7 billion US dollar as at 31 December 2020, from 95.5 billion US dollar as at 31 December 2019. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (6.4 billion US dollar), settlement of derivatives (0.7 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (1.8 billion US dollar), foreign exchange impact on net debt (3.4 billion US dollar increase of net debt), the proceeds from the divestiture of the Australian business (10.8 billion US dollar decrease of net debt) and the proceeds related to the issuance of a 49.9% minority stake in the company’s US-based metal container operations (3.0 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	31 December 2020	31 December 2019
Non-current interest-bearing loans and borrowings	95 478	97 564
Current interest-bearing loans and borrowings	3 081	5 410

Interest-bearing loans and borrowings	98 559	102 974
Bank overdrafts	5	68
Cash and cash equivalents	(15 252)	(7 238)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(173)	(146)
Debt securities (included within Investment securities)	(418)	(117)

Net debt	82 722	95 542

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

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2020	97 564	5 410
Proceeds from borrowings	11 226	3 596
Payments on borrowings	(13 596)	(9 520)
Capitalization / (payment) of lease liabilities	394	(484)
Amortized cost	71	17
Unrealized foreign exchange effects	2 521	241
Current portion of long-term debt	(3 744)	3 744
Other movements	1 042	77

Balance at 31 December 2020	95 478	3 081

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2019	106 997	4 584
Proceeds from borrowings	17 939	4 645
Payments on borrowings	(22 339)	(8 253)
Capitalization / (payment) of lease liabilities	420	(441)
Amortized cost	75	13
Unrealized foreign exchange effects	(538)	(39)
Current portion of long-term debt	(4 769)	4 769
Liabilities associated with assets held for sale	(69)	(15)
Other movements	(152)	147

Balance at 31 December 2019	97 564	5 410

25.	Employee benefits

AB InBev sponsors various post-employment benefit plans worldwide, which include both defined contribution plans, defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2020, contributions paid into defined contribution plans for the company amounted to 91m US dollar compared to 101m US dollar for 2019 and 109m US dollar for 2018.

DEFINED BENEFIT PLANS

During 2020, the company contributed to 81 defined benefit plans, of which 60 are retirement or leaving service plans, 17 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 126m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. As at 31 December 2020, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 2 964m US dollar as at 31 December 2020 compared to 2 834m US dollar as at 31 December 2019. In 2020, the fair value of the plan assets increased by 207m US dollar and the defined benefit obligations increased by 353m US dollar. The increase in the employee benefit net liability is mainly driven by decreases in the discount rates.

The company’s net liability for post-employment and long-term employee benefit plans comprises the following as at 31 December 2020 and 2019:

Million US dollar	2020	2019
Present value of funded obligations	(7 703)	(7 333)
Fair value of plan assets	5 649	5 442

Present value of net obligations for funded plans	(2 054)	(1 891)
Present value of unfunded obligations	(793)	(810)

Present value of net obligations	(2 847)	(2 701)
Unrecognized asset	(31)	(74)

Net liability	(2 878)	(2 775)
Other long term employee benefits	(86)	(59)

Total employee benefits	(2 964)	(2 834)
Employee benefits amounts in the balance sheet:
Liabilities	(2 970)	(2 848)
Assets	6	14

Net liability	(2 964)	(2 834)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2020	2019	2018
Defined benefit obligation at 1 January	(8 143)	(7 568)	(8 410)
Current service costs	(72)	(67)	(72)
Interest cost	(250)	(326)	(322)
Past service gain/(cost)	16	(9)	(3)
Settlements	153	109	45
Benefits paid	519	596	493
Contribution by plan participants	(2)	(2)	(3)
Actuarial gains/(losses) – demographic assumptions	20	61	27
Actuarial gains/(losses) – financial assumptions	(690)	(912)	350
Experience adjustments	(12)	29	14
Exchange differences	(35)	(86)	313
Transfers and other movements	—	32	—

Defined benefit obligation at 31 December	(8 496)	(8 143)	(7 568)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.8 billion US dollar relating to active employees, 1.9 billion US dollar relating to deferred members and 4.8 billion US dollar relating to members in retirement.

The changes in the fair value of plan assets are as follows:

Million US dollar	2020	2019	2018
Fair value of plan assets at 1 January	5 442	5 059	5 623
Interest income	168	218	225
Administration costs	(19)	(23)	(14)
Return on plan assets exceeding interest income	332	579	(333)
Contributions by AB InBev	394	294	307
Contributions by plan participants	2	2	3
Benefits paid net of administration costs	(519)	(596)	(493)
Assets distributed on settlements	(146)	(107)	(45)
Exchange differences	(9)	46	(214)
Transfers and other movements	4	(30)	—

Fair value of plan assets at 31 December	5 649	5 442	5 059

Actual return on plans assets amounted to a gain of 500m US dollar in 2020 compared to a gain of 797m US dollar in 2019.

The changes in the unrecognized asset are as follows:

Million US dollar	2020	2019	2018
Irrecoverable surplus impact at 1 January	(74)	(77)	(111)
Interest expense	(4)	(7)	(10)
Changes excluding amounts included in interest expense	47	9	44

Irrecoverable surplus impact at 31 December	(31)	(74)	(77)

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2020	2019	2018
Current service costs	(72)	(67)	(72)
Administration costs	(19)	(23)	(14)
Past service cost due to plan amendments and curtailments	16	66	(3)
(Losses)/gains due to experience and demographic assumption changes	6	1	3

Profit from operations	(69)	(23)	(86)
Net finance cost	(87)	(114)	(107)

Total employee benefit expense	(156)	(137)	(193)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2020	2019	2018
Cost of sales	(28)	(17)	(26)
Distribution expenses	(9)	(5)	(11)
Sales and marketing expenses	(18)	(4)	(16)
Administrative expenses	(20)	3	(28)
Other operating (expense)/income	(1)	—	(6)
Exceptional items	7	—	1
Net finance cost	(87)	(114)	(107)

	(156)	(137)	(193)

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the balance sheet date are as follows:

	2020
Million US dollar	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	2.5%	2.4%	6.3%	6.9%	1.4%	2.6%
Price inflation	2.5%	2.0%	3.5%	3.3%	3.1%	2.6%
Future salary increases	—	1.0%	4.3%	6.9%-5.0%	—	3.7%
Future pension increases	—	2.0%	3.5%	3.3%	2.9%	2.6%
Medical cost trend rate	5.5%-4.5%	4.5%	—	6.9%	—	6.0%-5.7%
Life expectation for a 65 year old male	86	87	82	85	87	85
Life expectation for a 65 year old female	87	90	85	88	89	88

	2019
Million US dollar	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	3.3%	3.1%	7.5%	7.2%	2.0%	3.3%
Price inflation	2.5%	2.0%	3.5%	3.8%	3.1%	2.7%
Future salary increases	—	1.0%	4.3%	7.4%-5.4%	—	3.8%
Future pension increases	—	2.0%	3.5%	3.8%	2.9%	2.7%
Medical cost trend rate	6.5%-4.5%	4.5%	—	7.4%	—	6.6%-6.1%
Life expectation for a 65 year old male	85	87	82	85	87	85
Life expectation for a 65 year old female	87	89	85	88	89	87

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

The weighted average duration of the defined benefit obligation in 2020 is 13.9 years (2019: 13.8 years).

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Million US dollar	2020
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(552)	607
Price inflation	0.5%	211	(214)
Future salary increase	0.5%	36	(33)
Medical cost trend rate	1%	38	(33)
Longevity	One year	283	(280)

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear.

Sensitivities are reasonably possible changes in assumptions, and they are calculated using the same approach as was used to determine the defined benefit obligation. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2020			2019
Million US dollar	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	33%	—	33%	33%	—	33%
Corporate bonds	34%	—	34%	35%	—	35%
Equity instruments	25%	—	25%	23%	—	23%
Property	—	3%	3%	—	4%	4%
Insurance contracts and others	3%	2%	5%	4%	1%	5%

	95%	5%	100%	95%	5%	100%

AB InBev expects to contribute approximately 289m US dollar for its funded defined benefit plans and 74m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2021.

26.	Share-based payments[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“Restricted Stock Units Plan for Directors), and the long-term incentive plan for executives (“LTI Plan Executives”). For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled.

Share-based payment transactions resulted in a total expense of 169m US dollar for 2020, as compared to 340m US dollar for 2019 and 353m US dollar for 2018. As a result of the COVID-19 pandemic, the company reversed accrued cost for performance-related LTIs for which the conditions will not be met.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan for Executives

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives in the general headquarters, has been modified. From 1 January 2011 onwards, the new plan structure applies to all other senior management. Under this plan, members of the Executive Committee and other senior employees receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year lock-up period, referred to as bonus shares. With respect to bonuses for the financial year 2020 onwards, half of the bonus shares will be subject to a lock-up period of three years and the other half to a lock-up period of 5 years. This voluntary investment of the bonus in AB InBev shares leads to a 10% discount to the market price of the shares. With respect to bonuses for the financial year 2020 onwards, the discount will amount to maximum 20%. The company also matches such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The matching is based on the gross amount of the variable compensation invested. The discount shares and matching shares are granted in the form of restricted stock units which have a five-year vesting period. With respect to bonuses for the financial year 2020 onwards, the restricted stock units will be subject to a vesting period of three years for half of them and five years for the other half. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

In 2020, AB InBev issued 0.2m of matching restricted stock units in relation to bonuses granted to company employees and management (2019: 1.6m of matching restricted stock units). These matching restricted stock units are valued at the share price as of the grant date, represent a fair value of approximately 9m US dollar and cliff vest after five years (2019: 153m US dollar).

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

During 2020, 0.1m restricted stock units with an estimated fair value of 4m US dollar were granted to directors (2019: 0.1m with an estimated fair value of 4m US dollar).

Annual and Exceptional LTI Plans for Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In 2020, AB InBev issued 38.1m LTI stock options with an estimated fair value of 287m US dollar (2019: 8.1m LTI stock options with an estimated fair value of 91m US dollar) as an exceptional long-term retention incentive. Out of these stock options, 3.6m stock options were granted to members of the Executive Committee (2019: 0.4m stock options).

As from 1 December 2020, under a sub-plan of the company’s new base long-term Restricted Stock Units program, senior employees are eligible for an annual long-term incentive paid out in Restricted Stock Units, depending on management’s assessment of the employee’s performance and future potential. Half of the Restricted Stock Units cliff vest over a three-year period and the other half cliff vest over a five-year period. In 2020, AB InBev issued 1.7m Restricted Stock Units with an estimated fair value of 116m US dollar under this plan (2019: nil). Out of these Restricted Stock Units, 0.1m Restricted Stock Units were granted to members of the Executive Committee (2019: nil).

Recurring LTI Restricted Stock Units Plans for Executives

AB InBev has specific recurring long-term Restricted Stock Units incentive programs in place, including:

•

A program allowing for the offer of restricted stock units to certain members of senior management in certain specific circumstances, e.g. as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2020, 7m restricted stock units with an estimated fair value of 307m US dollar were granted under these programs (2019: 0.9m restricted stock units with an estimated fair value of 74m US dollar). Out of these, 0.8m restricted stock units were granted to members of the Executive Committee (2019: nil).

•

A program allowing for the exceptional offer of restricted stock units to certain members of senior management in order to provide a long-term retention incentive for key employees of the company. Members of senior management eligible to receive a grant under this program receive two series of restricted stock units, with the first series of the restricted stock units vesting after five years, and the second series vesting after ten years. Alternatively, under this program, the restricted stock units may be granted with a shorter vesting period of 2.5 to 3 years for the first series and 5 years for the second series of the restricted

[1]	Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

stock units. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. As at 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. Each option gives the grantee the right to purchase one existing AB InBev share. In 2020, no restricted stock units nor stock options were granted (2019: 0.1m stock options with an estimated fair value of 2m US dollar).

•

A program allowing for certain employees to purchase company shares at a discount and that is aimed at providing a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2020, employees purchased 0.1m shares under this program for the equivalent of 1m US dollar (2019: 0.1m shares for the equivalent of 1m US dollar).

•

A program allowing for the offer of performance-based Restricted Stock Units (Performance RSUs) to certain members of the company’s senior management. Upon vesting, each Performance RSU gives the executive the right to receive one existing AB InBev share. The Performance RSUs can have a vesting period of five or ten years. The shares resulting from the vesting of the Performance RSUs will only be delivered provided a performance test is met by the company. Forfeiture rules apply if the employee leaves the company before the vesting date or if the performance test is not achieved by a certain date. These Performance RSUs are subject to an organic EBITDA compounded annual growth rate target set by the Board. Other performance test criteria may be used for future grants, but they will remain in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. In 2020, no restricted stock units were granted under this program (2019: nil).

•

A series of sub-plans under the Company’s new base long-term Restricted Stock Units program allowing for the offer of Restricted Stock Units to certain members of the company’s senior management in certain specific circumstances, e.g. as a special retention incentive or to compensate for assignments of expatriates in certain limited countries. This program was created in 2020 and will replace the programs listed under items 1 and 2 above for the purposes of grants made as from 1 December 2020. Under this new program, Restricted Stock Units can be granted under sub-plans with specific terms and conditions and for specific purposes. The Restricted Stock Units in principle vest after five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer vesting periods for specific sub-plans or introduce performance tests similar to those described under the program above. In 2020, 1.7m restricted stock units with an estimated fair value of 120m US dollar were granted under this program (2019: nil). No restricted stock units were granted to members of the Executive Committee (2019: nil).

Performance related incentive plan for ZX Ventures

In 2016, the company implemented a new performance related incentive plan which substitutes the long-term incentive stock option plan for executives of ZX Ventures. ZX Ventures is our global growth and innovation group whose mandate is to invest in, incubate and develop new products and businesses that address emerging consumer needs.

In 2020, 1.2m performance units were granted to senior management of ZX Ventures (2019: 3.8m performance units). The value of the performance units will depend on the return of ZX Ventures.

These units vest after 5 years provided that a performance test is met. Specific forfeiture rules apply in the event that the executive leaves the company.

Other programs

In order to maintain the consistency of benefits granted to executives and to encourage the international mobility of executives, an option exchange program can be executed whereby unvested options are exchanged for restricted shares that remain locked-up until 5 years after the end of the initial vesting period. The shares that result from the exercise of the options must in principle remain locked-up until 31 December 2023. In 2020, no options were exchanged for ordinary blocked shares (2019: nil).

The Board has also approved the early release of vesting conditions of unvested stock options or restricted stock units that are vesting within 6 months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the restricted stock units must remain blocked until the end of the initial vesting period. In 2020, 0.1m restricted stock units were accelerated under this program for members of the senior management (2019: 0.1m stock options and restricted stock units).

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2020, 2019 and 2018 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated	2020	2019	2018
Fair value of options granted	7.54	11.79	16.92
Share price	46.35	78.46	98.66
Exercise price	46.35	78.46	98.66
Expected volatility	25%	23%	23%
Expected dividends	3.00%	3.00%	3.00%
Risk-free interest rate	-0.32%	0.43%	0.39%

Expected volatility is based on historical volatility calculated over a 10-year period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options developed as follows:

Million options	2020	2019	2018
Options outstanding at 1 January	88.7	92.6	93.0
Options issued during the year	38.1	13.8	5.2
Options exercised during the year	(3.9)	(10.7)	(1.7)
Options forfeited during the year	(9.0)	(7.0)	(4.0)

Options outstanding at the end of December	113.3	88.7	92.6

The range of exercise prices of the outstanding options is between 10.32 euro (12.66 US dollar)1 and 121.95 euro (149.64 US dollar) while the weighted average remaining contractual life is 7.38 years.

Out of the 113.3m outstanding options, 21.8m are vested at 31 December 2020.

The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar	2020	2019	2018
Options outstanding at 1 January	79.66	94.74	98.32
Granted during the year	53.41	83.33	104.77
Exercised during the year	29.92	29.27	44.96
Forfeited during the year	117.82	108.44	113.19
Outstanding at the end of December	71.22	79.66	94.74
Exercisable at the end of December	99.54	65.33	21.40

For share options exercised during 2020, the weighted average share price at the date of exercise was 45.23 euro (55.51 US dollar)1.

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2020	2019	2018
Restricted stock units outstanding at 1 January	9.9	6.0	5.4
Restricted stock units issued during the year	10.9	5.5	2.3
Restricted stock units exercised during the year	(0.7)	(1.0)	(0.5)
Restricted stock units forfeited during the year	(0.9)	(0.7)	(1.2)

Restricted stock units outstanding at the end of December	19.1	9.9	6.0

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 0.2m deferred stock units with an estimated fair value of 1m US dollar in 2020 (2019: 0.2m deferred stock units with an estimated fair value of 1m US dollar).

Since 2018, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 21.1m restricted stock units in 2020 with an estimated fair value of 61m US dollar (2019: 11.8m restricted stock units with an estimated fair value of 54m US dollar).

As of 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2020, Ambev granted 22 thousand LTI stock options (2019: 24.6m LTI stock options with an estimated fair value of 28m US dollar).

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2020 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2020	2019	2018
Fair value of options granted	0.78	1.12	1.47
Share price	3.47	4.38	4.66
Exercise price	3.47	4.38	4.66
Expected volatility	22%	24%	26%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%	0.00% - 5.00%
Risk-free interest rate	6.8%	7.8%	9.6%

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The total number of outstanding Ambev options developed as follows:

Million options	2020	2019	2018
Options outstanding at 1 January	141.8	141.3	135.2
Options issued during the year	—	24.6	19.9
Options exercised during the year	(5.7)	(7.8)	(10.0)
Options forfeited during the year	(8.8)	(16.3)	(3.8)

Options outstanding at the end of December	127.3	141.8	141.3

The range of exercise prices of the outstanding options is between 11.97 Brazilian real (2.30 US dollar) and 43.95 Brazilian real (8.46 US dollar) while the weighted average remaining contractual life is 6.43 years.

Of the 127.3m outstanding options 36.5m options are vested at 31 December 2020.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar	2020	2019	2018
Options outstanding at 1 January	4.60	4.17	3.94
Granted during the year	3.47	4.48	4.66
Exercised during the year	1.60	2.25	1.93
Forfeited during the year	4.42	5.27	4.79
Outstanding at the end of December	3.81	4.60	4.17
Exercisable at the end of December	4.56	4.74	0.58

For share options exercised during 2020, the weighted average share price at the date of exercise was 15.23 Brazilian real (2.93 US dollar).

The total number of outstanding Ambev deferred and restricted stock units developed as follows:

Million restricted stock units	2020	2019	2018
Restricted stock units outstanding at 1 January	31.7	25.0	16.3
Restricted stock units issued during the year	21.3	12.0	13.5
Restricted stock units vested during the year	(1.9)	(4.2)	(3.7)
Restricted stock units forfeited during the year	(1.5)	(1.1)	(1.1)

Restricted stock units outstanding at the end of December	49.6	31.7	25.0

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential”, share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to lockup periods of five and ten years, respectively. In 2020, Ambev did not issue any share appreciation rights.

During 2020, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.1m AB InBev shares (2019: 0.1m AB InBev shares) at a discount of 16.66% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 1m US dollar (2019: 1m US dollar) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM

LTI Stock Option Plans for Executives

In December 2019, Budweiser APAC set up a new long-term incentive plan in which certain employees are eligible for an annual grant to be paid out in Budweiser APAC stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2020, Budweiser APAC granted 69.7m stock options with an estimated fair value of 52m US dollar (2019: 9.0m LTI stock options with an estimated fair value of 10m US dollar).

Discretionary Restricted Stock Units Plan

In December 2019, Budweiser APAC set up a new discretionary restricted stock units plan which allows for the offer of restricted stock units to certain employees in certain specific circumstances, at the discretion of the Board, e.g. as a special retention incentive. The restricted stock units vest after three to five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2020, 29.7m restricted stock units with an estimated fair value of 84m US dollar were granted under this program to a selected number of employees (2019: 4.0m restricted stock units with an estimated fair value of 13m US dollar).

Share-Based Compensation Plan

In March 2020, Budweiser APAC set up a program allowing for certain employees to invest some or all of their variable compensation in Budweiser APAC shares (Voluntary Shares). As an additional reward, employees who invest in Voluntary Shares also receive a company shares match of three matching shares for each Voluntary Share invested up to a limited total percentage of each employee’s variable compensation. During 2020, Budweiser APAC issued 0.2m matching restricted stock units in relation to bonuses granted to Budweiser APAC employees. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 1m US dollar and cliff vest after five years.

People Bet Plan

In March 2020, Budweiser APAC set up a program allowing for certain employees to purchase Budweiser APAC shares at a discount which is aimed at providing a long-term retention incentive for high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”). The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2020, 0.6m restricted stock units with an estimated fair value of 2m US dollar were granted under this program to a selected number of Budweiser APAC employees.

New Restricted Stock Units Plan

In November 2020, Budweiser APAC set up a new restricted stock units plan which allows for the offer of restricted stock units to certain eligible employees in certain specific circumstances, at the discretion of the Board, e.g. as a long term incentive. The vesting period of the restricted stock units is in principle five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer periods for specific grants or introduce performance tests similar to other programs in the company. During the year ended 31 December 2020, 6.8m restricted stock units with an estimated fair value of 23m US dollar were granted under this program to a selected number of employees (2019: nil).

27.	Provisions

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2020	103	436	372	911
Effect of movements in foreign exchange	8	(40)	(24)	(56)
Provisions made	55	102	107	264
Provisions used	(54)	(80)	(91)	(225)
Provisions reversed	(7)	(24)	(1)	(32)
Other movements	(1)	95	(193)	(99)

Balance at 31 December 2020	104	489	170	763

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2019	130	1 077	711	1 918
Effect of movements in foreign exchange	(2)	(13)	—	(15)
Provisions made	69	234	2	305
Provisions used	(78)	(128)	(293)	(499)
Provisions reversed	(16)	(92)	(38)	(146)
Other movements	—	(642)	(10)	(552)

Balance at 31 December 2019	103	436	372	911

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 Exceptional items. Provisions for disputes mainly relate to various disputed taxes other than income taxes and to claims from former employees.

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

Effective 1 January 2019, AB InBev adopted IFRIC 23 Uncertainty over Income Tax Treatments and has elected to apply IFRIC 23 retrospectively. The cumulative effect of the interpretation was recognized at the date of initial application and the company has not restated comparative periods in the year of initial application. AB InBev reviewed the income tax treatments in order to determine whether the interpretation could have an impact on the consolidated financial statements. In that respect, as at 31 December 2019, the company reclassified 573m US dollar of its existing income tax provisions into income tax liabilities, consistently with the discussions held at the IFRS Interpretation Committee, which concluded that an entity is required to present assets and liabilities for uncertain tax treatments as current tax assets/liabilities or deferred tax assets/liabilities.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years
Restructuring	104	54	15	14	21
Indirect taxes	109	8	55	1	45
Labor	125	15	26	74	10
Commercial	31	9	14	6	2
Environmental	5	5	—	—	—
Excise duties	24	—	17	7	—
Other disputes	195	46	134	15	—

Disputes	489	83	246	103	57
Other provisions	170	82	84	4	—

Total provisions	763	219	345	121	78

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

28.	Trade and other payables

Million US dollar	31 December 2020	31 December 2019
Indirect taxes payable	252	174
Trade payables	98	237
Deferred consideration on acquisitions	1 082	1 418
Other payables	90	113

Non-current trade and other payables	1 522	1 943
Trade payables and accrued expenses	15 898	15 876
Payroll and social security payables	800	736
Indirect taxes payable	2 629	2 708
Interest payable	1 625	1 679
Consigned packaging	1 010	1 106
Dividends payable	427	338
Deferred income	27	21
Deferred consideration on acquisitions	301	221
Other payables	249	179

Current trade and other payables	22 965	22 864

As at 31 December 2020, deferred consideration on acquisitions is mainly comprised of 0.7 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ, which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”) (31 December 2019: 0.7 billion US dollar). The terms of the shareholders’ agreement were amended as described in Note 29 Risk arising from financial instruments.

29.	Risks arising from financial instruments

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below is an overview of financial assets1 held by the company as at the dates indicated:

	31 December 2020				31 December 2019
Million US dollar	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total
Trade and other receivables	4 493	—	—	4 493	5 444	—	—	5 444
Unquoted debt (debt instruments)	22	—	—	22	25	—	—	25
Quoted debt (debt instruments)	—	396	—	396	—	91	—	91
Unquoted companies (equity instruments)	—	—	115	115	—	—	85	85
Derivatives not designated in hedge accounting relationships:
Equity swaps	—	27	—	27	—	17	—	17
Interest rate swaps	—	45	—	45	—	18	—	18
Cross currency interest rate swaps	—	7	—	7	—	102	—	102
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	—	—	480	480	—	—	112	112
Foreign currency futures	—	—	36	36	—	—	7	7
Interest rate swaps	—	—	35	35	—	—	—	—
Cross currency interest rate swaps	—	—	100	100	—	—	55	55
Commodities	—	—	235	235	—	—	52	52

Financial assets	4 515	474	1 001	5 991	5 469	229	311	6 009
Non-current	588	79	174	841	664	136	81	881
Current	3 928	396	827	5 150	4 803	93	230	5 126
Trade and other payables	20 807	—	—	20 807	21 187	—	—	21 187
Interest-bearing loans and borrowings:
Secured bank loans	702	—	—	702	861	—	—	861
Unsecured bank loans	294	—	—	294	185	—	—	185
Unsecured bond issues	93 725	—	—	93 725	98 206	—	—	98 206
Unsecured other loans	83	—	—	83	97	—	—	97
Commercial paper	1 522	—	—	1 522	1 599	—	—	1 599
Bank overdrafts	5	—	—	5	68	—	—	68
Lease liabilities	2 234	—	—	2 234	2 026	—	—	2 026
Derivatives not designated in hedge accounting relationships:
Equity swaps	—	5 353	—	5 353	—	3 146	—	3 146
Cross currency interest rate swaps	—	446	—	446	—	140	—	140
Other derivatives	—	321	—	321	—	156	—	156
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	—	—	370	370	—	—	435	435
Cross currency interest rate swaps	—	—	264	264	—	—	35	35
Interest rate swaps	—	—	—	—	—	—	4	4
Commodities	—	—	26	26	—	—	97	97
Equity swaps	—	—	21	21	—	—	31	31
Other derivatives	—	—	5	5	—	—	107	107

Financial liabilities	119 372	6 119	685	126 176	124 228	3 442	709	128 379
Non-current	96 748	1 758	—	98 506	99 335	349	—	99 684
Current	22 623	4 361	685	27 670	24 895	3 092	709	28 696

[1]	Cash and short-term deposits are not included in this overview.

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

AB InBev primarily uses the following derivative instruments: foreign currency rate agreements, exchange traded foreign currency futures, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), commodity swaps, exchange traded commodity futures and equity swaps.

The table below provides an overview of the notional amounts of derivatives outstanding as at the dates indicated by maturity bucket.

	31 December 2020					31 December 2019
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	18 505	290	—	—	—	21 216	36	—	—	—
Foreign currency futures	2 218	—	—	—	—	1 359	723	—	—	—
Interest rate
Interest rate swaps	—	1 500	1 000	—	—	750	—	1 500	1 000	—
Cross currency interest rate swaps	513	5 658	1 400	1 866	789	15	513	5 445	500	668
Other interest rate derivatives	—	—	—	—	—	—	—	—	—	565
Commodities
Aluminum swaps	1 184	—	—	—	—	1 411	22	—	—	—
Other commodity derivatives	644	—	—	—	—	771	20	—	—	—
Equity
Equity derivatives	10 234	2 326	—	—	—	11 638	—	—	—	—

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

FOREIGN EXCHANGE RISK ON THE DISPOSAL OF AUSTRALIAN OPERATIONS

During 2019, AB InBev entered into derivative foreign exchange forward contracts in order to economically hedge against the exposure to changes in the US dollar against the proceeds denominated in Australian dollar. These derivatives qualified for cash flow hedge accounting under IFRS 9. As of 31 December 2019, 22m US dollar positive mark-to-market adjustment related to this hedging was recognized under cash flow hedge reserve. Upon the completion of the divestiture, the effective component of the hedge was recycled to profit or loss (discontinued operations).

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

	31 December 2020			31 December 2019
	Total	Total	Open	Total	Total	Open
Million US dollar	exposure	hedges	position	exposure	hedges	position
Euro/Canadian dollar	(9)	9	—	(52)	39	(13)
Euro/Mexican peso	(106)	102	(4)	(151)	156	5
Euro/Pound sterling	(203)	130	(73)	(126)	124	(2)
Euro/South African rand	(95)	65	(30)	(99)	95	(4)
Euro/South Korean won	(40)	38	(2)	(49)	46	(3)
Euro/US dollar	(354)	284	(70)	(409)	337	(72)
Mexican peso/Euro	(249)	146	(103)	(178)	161	(17)
Pound sterling/Euro	(35)	36	1	(39)	40	1
US dollar/Argentinian peso	(602)	543	(59)	(531)	510	(21)
US dollar/Australian dollar	—	—	—	(216)	204	(12)
US dollar/Bolivian boliviano	(64)	56	(8)	(69)	70	1
US dollar/Brazilian real	(1 573)	1 577	4	(1 443)	1 447	4
US dollar/Canadian dollar	(302)	194	(108)	(287)	295	8
US dollar/Chilean peso	(151)	129	(22)	(109)	102	(7)
US dollar/Chinese yuan	(171)	201	30	(230)	191	(39)
US dollar/Colombian peso	(359)	352	(7)	(278)	272	(6)
US dollar/Euro	(98)	96	(2)	(108)	113	5
US dollar/Mexican peso	(1 032)	995	(37)	(1 105)	903	(202)
US dollar/Paraguayan guarani	(132)	125	(7)	(124)	130	6
US dollar/Peruvian nuevo sol	(225)	168	(57)	(243)	205	(38)
US dollar/South African rand	(130)	116	(14)	(28)	31	3
US dollar/South Korean won	(71)	70	(1)	(88)	99	11
US dollar/Uruguayan peso	(40)	39	(1)	(41)	41	—
Others	(260)	131	(129)	(317)	250	(67)

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

Currency sensitivity analysis

Currency transactional risk

Most of AB InBev’s non-derivative financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Mexican peso, Canadian dollar, Argentinean peso and Pound sterling against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2020
	Closing rate 31 December 2020	Possible closing rate[1]	Volatility of rates in %
Euro/Mexican peso	24.48	19.38 - 29.58	20.83%
Euro/Pound sterling	0.90	0.82 - 0.98	9.09%
Euro/South Korean won	1 335.11	1 218.41 - 1 451.81	8.74%
Euro/US dollar	1.23	1.13 - 1.32	7.75%
Pound sterling/US dollar	1.36	1.22 - 1.51	10.79%
US dollar/Argentinian peso	84.14	74.55 - 93.73	11.40%
US dollar/Brazilian real	5.20	4.13 - 6.26	20.51%
US dollar/Chinese yuan	6.54	6.25 - 6.82	4.34%
US dollar/Colombian peso	3 438.52	2 908.55 - 3 968.50	15.41%
US dollar/Euro	0.81	0.75 - 0.88	7.75%
US dollar/Mexican peso	19.95	16.19 - 23.71	18.83%
US dollar/Nigerian naira	397.72	345.23 - 450.21	13.20%
US dollar/Peruvian nuevo sol	3.62	3.37 - 3.87	6.95%
US dollar/South African rand	14.69	12.19 - 17.18	16.99%
US dollar/South Korean won	1 088.02	1 000.21 - 1 175.84	8.07%
US dollar/Tanzanian shilling	2 321.74	2 205.30 - 2 438.18	5.02%
US dollar/Zambian kwacha	21.16	18.44 - 23.89	12.89%

	2019
	Closing rate 31 December 2019	Possible closing rate[2]	Volatility of rates in %
Euro/Mexican peso	21.17	19.28 - 23.06	8.92%
Euro/Pound sterling	0.85	0.79 - 0.91	7.35%
Euro/South Korean won	1 297.02	1 216.94 - 1 377.1	6.17%
Euro/US dollar	1.12	1.07 - 1.18	4.69%
Pound sterling/US dollar	1.32	1.21 - 1.43	8.08%
US dollar/Australian dollar	1.42	1.33 - 1.52	6.70%
US dollar/Argentinian peso	59.89	45.55 - 74.23	23.94%
US dollar/Brazilian real	4.03	3.54 - 4.52	12.23%
US dollar/Chinese yuan	6.96	6.62 - 7.30	4.86%
US dollar/Colombian peso	3 272.63	2 935.33 - 3 609.92	10.31%
US dollar/Euro	0.89	0.85 - 0.93	4.69%
US dollar/Mexican peso	18.85	17.25 - 20.44	8.48%
US dollar/Nigerian naira	362.59	350.58 - 374.60	3.31%
US dollar/Peruvian nuevo sol	3.32	3.17 - 3.47	4.50%
US dollar/South African rand	14.04	12.26 - 15.83	12.74%
US dollar/South Korean won	1 154.55	1 064.67 - 1 244.42	7.78%
US dollar/Tanzanian shilling	2 300.14	2 186.57 - 2 413.71	4.94%
US dollar/Zambian kwacha	14.02	11.24 - 16.81	19.85%

In case the open positions in Mexican peso, Canadian dollar, Argentinean peso and Pound sterling as of 31 December 2020 remain unchanged, considering the volatility mentioned above and all other variables held constant, these currencies could lead to an increase/decrease on the consolidated profit before tax from continuing operations of approximately 30m US dollar over the next 12 months (31 December 2019: 22m US dollar; 31 December 2018: 42m US dollar).

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2020, shows a positive/negative pre-tax impact on equity reserves of 850m US dollar (31 December 2019: 548m US dollar; 31 December 2018: 587m US dollar).

Foreign exchange risk on net investments in foreign operations

AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative financial instruments as hedging instruments.

As of 31 December 2020, designated derivative and non-derivative financial instruments in net investment hedges amount to 9 691m US dollar equivalent (31 December 2019: 15 522m US dollar) in Holding companies and approximately 671m US dollar equivalent at Ambev level (31 December 2019: 732m US dollar). These instruments hedge foreign operations with Canadian dollar, Chinese yuan, Dominican peso, euro, Mexican peso, pound sterling, South African rand, South Korean won, Nigerian Naira and US dollar functional currencies.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2020.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2019.

Net foreign exchange results

Foreign exchange results recognized on unhedged and hedged exposures are as follows:

Million US dollar	2020	2019	2018 restated
Economic hedges	(181)	6	(210)
Other results - not hedged	195	(186)	230

	43	(180)	19

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

Fair value hedges

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.0 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in fair value hedge accounting relationships.

Cash flow hedges

Pound sterling bond hedges (foreign currency risk and interest rate risk on borrowings in pound sterling)

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

US dollar bank loan hedges (foreign currency risk on borrowings against the Nigerian naira)

The company has a floating rate loan denominated in US dollar for a total of 278m in Nigeria. This loan is held by an entity with functional currency in Nigerian Naira. In order to hedge against fluctuations in foreign exchange rates, the company entered into foreign exchange futures which have been designated in cash flow hedge relationship.

Economic Hedges

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2020, 2019 and 2018, Ambev invested in highly liquid Brazilian real denominated government debt securities.

Interest rate sensitivity analysis

The table below reflects the effective interest rates of interest-bearing financial liabilities at balance sheet date as well as the currency in which the debt is denominated.

	Before hedging		After hedging
31 December 2020 Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Australian dollar	0.99%	231	—	—
Brazilian real	3.90%	164	3.90%	164
Canadian dollar	—	—	1.23%	1 895
Euro	0.15%	2 690	0.15%	2 690
Pound sterling	—	—	1.10%	937
US dollar	1.05%	617	1.13%	201
Other	7.30%	260	7.90%	573

		3 962		6 461
Fixed rate
Australian dollar	3.91%	846	—	—
Brazilian real	8.58%	578	8.58%	578
Canadian dollar	4.12%	613	4.29%	2 646
Euro	2.12%	26 092	2.15%	35 515
Pound sterling	4.30%	3 655	4.36%	2 973
South Korean won	—	—	1.30%	1 997
US dollar	4.91%	62 340	5.30%	47 892
Other	11.96%	479	11.72%	502

		94 602		92 103

	Before hedging		After hedging
31 December 2019 Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Australian dollar	1.87%	210	1.87%	210
Brazilian real	9.33%	43	9.33%	43
Euro	0.08%	4 214	0.08%	4 214
US dollar	2.36%	1 749	2.85%	4 269
Other	9.82%	225	4.46%	954

		6 441		9 690
Fixed rate
Australian dollar	3.71%	1 647	3.71%	1 647
Brazilian real	9.00%	544	9.00%	544
Canadian dollar	3.16%	2 055	3.16%	2 055
Euro	1.82%	25 346	1.82%	29 338
Pound sterling	3.82%	4 373	3.79%	3 713
South Korean won	3.37%	15	2.46%	1 015
US dollar	4.83%	62 205	5.02%	54 551
Other	7.31%	416	6.95%	489

		96 601		93 352

As at 31 December 2020, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 5m US dollar (31 December 2019: 68m US dollar).

As disclosed in the above table, 6 461m US dollar or 6.6% of the company’s interest-bearing financial liabilities bears interest at a variable rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2020
	Interest rate 31 December 2020¹	Possible interest rate[2]	Volatility of rates in %
Brazilian real	2.09%	1.74% - 2.44%	16.77%
Euro	—	—	16.83%
US dollar	0.24%	0.10% - 0.38%	58.30%

	2019
	Interest rate 31 December 2019¹	Possible interest rate[2]	Volatility of rates in %
Brazilian real	4.42%	3.32% - 5.52%	24.88%
Euro	—	—	6.43%
US dollar	1.91%	1.51% - 2.30%	20.66%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2020, with all other variables held constant, 2020 interest expense would have been 3m US dollar higher/lower (31 December 2019: 16m US dollar; 31 December 2018: 8m US dollar). This effect would be more than offset by 58m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (31 December 2019: 22m US dollar; 31 December 2018: 60m US dollar).

Interest expense

Interest expense recognized on unhedged and hedged financial liabilities are as follows:

Million US dollar	2020	2019	2018 restated
Financial liabilities measured at amortized cost – not hedged	(4 154)	(4 264)	(4 053)
Fair value hedges	(1)	(46)	(76)
Cash flow hedges	19	15	21
Net investment hedges - hedging instruments (interest component)	2	2	35
Economic hedges	118	124	100

	(4 016)	(4 168)	(3 973)

COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to the price volatility. The most significant commodity exposures as at 31 December 2020 and 31 December 2019 are included in the table below (expressed in outstanding notional amounts):

Million US dollar	31 December 2020	31 December 2019
Aluminum swaps	1 184	1 433
Exchange traded sugar futures	74	54
Natural gas and energy derivatives	202	255
Corn swaps	160	195
Exchange traded wheat futures	83	20
Rice swaps	76	209
Plastic derivatives	50	59

	1 828	2 224

[1]	Applicable 3-month InterBank Offered Rates as of 31 December 2020 and as of 31 December 2019.
[2]

Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2020 and at December 2019. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M). The sensitive analysis does not include any spread applicable to the company’s funding.

Commodity price sensitivity analysis

The impact of changes in the commodity prices would have an immaterial impact on AB InBev’s profit in 2020 as most of the company’s exposure is hedged using derivative contracts and designated in hedge accounting in accordance with IFRS 9 rules.

The tables below show the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures as at 31 December 2020 and 31 December 2019, would have on the equity reserves.

	2020
		Pre-tax impact on equity
Million US dollar	Volatility of prices in %[1]	Prices increase	Prices decrease
Aluminum	14.96%	177	(177)
Sugar	31.48%	23	(23)
Energy	47.08%	95	(95)
Corn	32.84%	52	(52)
Wheat	25.30%	21	(21)
Rice	46.17%	35	(35)
Plastic	26.74%	13	(13)

	2019
		Pre-tax impact on equity
Million US dollar	Volatility of prices in %[2]	Prices increase	Prices decrease
Aluminum	21.78%	312	(312)
Sugar	29.73%	16	(16)
Energy	25.86%	66	(66)
Corn	21.74%	42	(42)
Wheat	30.30%	6	(6)
Rice	22.64%	47	(47)
Plastic	24.03%	14	(14)

EQUITY PRICE RISK

AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs., as disclosed in Note 26 Share-based Payments. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combination (see also Note 11 Finance cost and income). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As at 31 December 2020, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total loss of (2 219)m US dollar recognized in the profit or loss account for the period, of which (1 211)m US dollar related to the company’s share-based payment programs, (511)m US dollar and (497)m US dollar related to the Modelo and SAB transactions, respectively. As at 31 December 2020 liabilities for equity swap derivates amounted to 5.4 billion US dollar (2019: 3.2 billion US dollar).

Between 2012 and 2018, AB InBev reset certain equity derivatives to market price with counterparties. This resulted in a net cash inflow of 2.9 billion US dollar between 2012 and 2018 and, accordingly, a decrease of counterparty risk.

Equity price sensitivity analysis

The sensitivity analysis on the equity swap derivatives, calculated based on a 53.87% (2019: 25.20%; 2018: 22.03%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 3 787m US dollar positive/negative impact on the 2020 profit before tax (2019: 2 066m US dollar; 2018: 1 345m US dollar).

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

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 31 December 2020 to be limited.

The impairment loss recognized in 2020 includes AB InBev’s estimate of overdue receivables the company will not be able to collect from defaulting customers as a result of the COVID-19 pandemic.

[1]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2020.
[2]	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2019.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	31 December 2020			31 December 2019
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Investment in unquoted companies	121	(6)	115	92	(7)	85
Investment in debt securities	418	—	418	117	—	117
Trade receivables	3 593	(308)	3 285	4 219	(173)	4 046
Cash deposits for guarantees	184	—	184	219	—	219
Loans to customers	142	—	142	177	—	177
Other receivables	1 299	(62)	1 237	1 666	(103)	1 563
Derivatives	965	—	965	362	—	362
Cash and cash equivalents	15 252	—	15 252	7 238	—	7 238

	21 974	(376)	21 598	14 090	(283)	13 807

There was no significant concentration of credit risks with any single counterparty as of 31 December 2020 and no single customer represented more than 10% of the total revenue of the group in 2020.

Impairment losses

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2020
Million US dollar	Trade receivables	FVOCI	Other receivables	Total
Balance at 1 January	(173)	(6)	(103)	(283)
Impairment losses	(93)	—	(6)	(99)
Derecognition	7	—	42	49
Currency translation and other	(50)	—	4	(46)

Balance at 31 December	(308)	(6)	(62)	(376)

	2019
Million US dollar	Trade receivables	FVOCI	Other receivables	Total
Balance at 1 January	(160)	(7)	(106)	(273)
Impairment losses	(51)	—	(30)	(81)
Derecognition	26	—	31	57
Currency translation and other	12	—	2	14

Balance at 31 December	(173)	(7)	(103)	(283)

	2018
Million US dollar	Trade receivables	FVOCI	Other receivables	Total
Balance at 1 January	(194)	(7)	(117)	(318)
Impairment losses	(40)	—	(3)	(43)
Derecognition	29	—	6	35
Currency translation and other	44	—	9	53

Balance at 31 December	(160)	(7)	(106)	(273)

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

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative liabilities:

	31 December 2020
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(702)	(735)	(675)	(14)	(12)	(10)	(24)
Commercial papers	(1 522)	(1 522)	(1 522)	—	—	—	—
Unsecured bank loans	(294)	(299)	(299)	—	—	—	—
Unsecured bond issues	(93 725)	(165 812)	(3 582)	(4 057)	(3 823)	(16 557)	(137 793)
Unsecured other loans	(83)	(115)	(13)	(8)	(6)	(57)	(31)
Lease liabilities	(2 234)	(2 455)	(460)	(425)	(315)	(424)	(831)
Bank overdraft	(5)	(5)	(5)	—	—	—	—
Trade and other payables	(24 496)	(24 688)	(22 906)	(1 103)	(135)	(197)	(347)

	(123 061)	(195 631)	(29 462)	(5 607)	(4 291)	(17 245)	(139 026)
Derivative financial liabilities
Interest rate derivatives	—	—	—	—	—	—	—
Foreign exchange derivatives	(696)	(696)	(696)	—	—	—	—
Cross currency interest rate swaps	(709)	(852)	(8)	(575)	(98)	(132)	(39)
Commodity derivatives	(26)	(26)	(26)	—	—	—	—
Equity derivatives	(5 373)	(5 372)	(4 455)	(917)	—	—	—

	(6 803)	(6 901)	(5 159)	(1 473)	(98)	(132)	(39)

Of which: related to cash flow hedges	(418)	(418)	(353)	—	—	(65)	—

	31 December 2019
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(861)	(890)	(795)	(18)	(18)	(22)	(37)
Commercial papers	(1 599)	(1 599)	(1 599)	—	—	—	—
Unsecured bank loans	(185)	(188)	(140)	(47)	(1)	—	—
Unsecured bond issues	(98 206)	(165 424)	(5 513)	(6 415)	(6 518)	(18 605)	(128 373)
Unsecured other loans	(98)	(131)	(27)	(17)	(9)	(5)	(73)
Lease liabilities	(2 025)	(2 338)	(404)	(350)	(243)	(285)	(1 056)
Bank overdraft	(68)	(68)	(68)	—	—	—	—
Trade and other payables	(24 806)	(25 152)	(22 861)	(1 227)	(472)	(165)	(427)

	(127 848)	(195 790)	(31 407)	(8 074)	(7 261)	(19 082)	(129 966)
Derivative financial liabilities
Interest rate derivatives	(102)	(103)	(7)	(1)	(1)	3	(97)
Foreign exchange derivatives	(600)	(600)	(600)	—	—	—	—
Cross currency interest rate swaps	(175)	(187)	75	(285)	6	75	(58)
Commodity derivatives	(97)	(97)	(97)	—	—	—	—
Equity derivatives	(3 177)	(3 177)	(3 177)	—	—	—	—

	(4 151)	(4 164)	(3 806)	(286)	5	78	(155)

Of which: related to cash flow hedges	(448)	(448)	(408)	5	3	5	(53)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

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

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	31 December 2020	31 December 2019	31 December 2020	31 December 2019	31 December 2020	31 December 2019
Foreign currency
Forward exchange contracts	480	112	(691)	(590)	(211)	(478)
Foreign currency futures	36	7	(5)	(9)	31	(2)
Interest rate
Interest rate swaps	80	18	—	(6)	80	12
Cross currency interest rate swaps	107	157	(709)	(175)	(602)	(18)
Other interest rate derivatives	—	—	—	(97)	—	(97)
Commodities
Aluminum swaps	170	15	(10)	(61)	160	(46)
Sugar futures	10	2	—	(2)	10	—
Wheat futures	—	14	(1)	(9)	(1)	5
Energy	9	8	(7)	(11)	2	(3)
Other commodity derivatives	46	13	(8)	(14)	38	(1)
Equity
Equity derivatives	27	17	(5 373)	(3 177)	(5 346)	(3 160)

	965	362	(6 804)	(4 151)	(5 839)	(3 789)
Of which:
Non-current	138	132	(1 759)	(352)	(1 621)	(220)
Current	827	230	(5 046)	(3 799)	(4 218)	(3 569)

The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized on the balance sheet. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value:

Interest-bearing financial liabilities	31 December 2020		31 December 2019
Million US dollar	Carrying amount[1]	Fair value	Carrying amount[1]	Fair value
Fixed rate
Australian dollar	(846)	(964)	(1 647)	(1 748)
Brazilian real	(578)	(578)	(544)	(542)
Canadian dollar	(613)	(633)	(2 055)	(2 046)
Euro	(26 093)	(29 809)	(25 346)	(30 365)
Pound sterling	(3 655)	(4 301)	(4 373)	(4 816)
US dollar	(62 340)	(81 771)	(62 205)	(74 035)
Other	(479)	(480)	(431)	(431)

	(94 604)	(118 536)	(96 601)	(113 983)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 31 December 2020 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	—	11	—
Derivatives at fair value through profit and loss	—	457	—
Derivatives in a cash flow hedge relationship	29	343	—
Derivatives in a fair value hedge relationship	—	80	—
Derivatives in a net investment hedge relationship	—	57	—

	29	948	—
Financial Liabilities

Deferred consideration on acquisitions at fair value	—	—	1 251

Derivatives at fair value through profit and loss	—	6 119	—

Derivatives in a cash flow hedge relationship	46	353	—

Derivatives in a net investment hedge relationship	—	287	—

	46	6 759	1 251

Fair value hierarchy 31 December 2019 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	2	9	—
Derivatives at fair value through profit and loss	—	119	—
Derivatives in a cash flow hedge relationship	17	153	—
Derivatives in a fair value hedge relationship	—	19	—
Derivatives in a net investment hedge relationship	—	54	—

	19	354	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 639
Derivatives at fair value through profit and loss	—	3 441	—
Derivatives in a cash flow hedge relationship	21	586	—
Derivatives in a fair value hedge relationship	—	103	—

	21	4 130	1 639

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. ELJ currently holds 15% of CND and the put option is exercisable in 2022, 2023, 2024 and 2026. As at 31 December 2020, the put option on the remaining shares held by ELJ was valued at 671m US dollar (31 December 2019: 732m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.

HEDGING RESERVES

The company’s hedging reserves disclosed in Note 23 relate to the following instruments:

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves
As per 1 January 2020	174	117	107	397
Change in fair value of hedging instrument recognized in OCI	353	31	—	384
Reclassified to profit or loss / cost of inventory	(507)	126	(23)	(404)

As per 31 December 2020	20	274	84	376

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves
As per 1 January 2019	480	(60)	76	494
Change in fair value of hedging instrument recognized in OCI	92	16	—	107
Reclassified to profit or loss / cost of inventory	(398)	162	32	(204)

As per 31 December 2019	174	117	107	397

OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	31 December 2020
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	965	965	(954)	11
Derivative liabilities	(6 804)	(6 804)	954	(5 851)

	31 December 2019
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount
Derivative assets	362	362	(352)	10
Derivative liabilities	(4 151)	(4 151)	352	(3 799)

30.	Operating leases

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases. The following table sets out the maturity analysis of the non-cancelable lease payments, showing the undiscounted lease payments to be received:

Million US dollar	31 December 2020	31 December 2019	31 December 2018
Within one year	157	155	152
Between one and five years	405	518	460
After five years	361	215	217

Total	923	888	829

In 2020, 107m US dollar was recognized as income in the income statement in respect of subleasing of right-of-use assets (2019: 152m US dollar; 2018: 133m US dollar).

31.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	31 December 2020	31 December 2019
Collateral given for own liabilities	391	372
Contractual commitments to purchase property, plant and equipment	528	457
Contractual commitments to acquire loans to customers	150	151
Other commitments	1 953	1 911

The collateral given for own liabilities of 391m US dollar as at 31 December 2020 contains 184m US dollar cash guarantees (31 December 2019: 372m US dollar collateral given for own liabilities contained 219m US dollar of cash guarantees). Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 27 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables.

The remaining part of collateral given for own liabilities of 207m US dollar as at 31 December 2020 (31 December 2019: 153m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

AB InBev has entered into commitments to purchase property, plant and equipment for 528m US dollar at 31 December 2020 (31 December 2019: 457m US dollar).

[1]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules.
[2]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 150m US dollar at 31 December 2020 (31 December 2019: 151m US dollar).

Other commitments amount to 1 953m US dollar at 31 December 2020 and mainly cover guarantees given to pension funds, rental and other guarantees (31 December 2019: 1 911m US dollar).

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 30 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2020, 30 million loaned securities were used to fulfil stock option plan commitments.

As at 31 December 2020, the M&A related commitments existed as discussed below.

Cervecería Nacional Dominicana S.A. (“CND”)

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85%. As of 31 December 2020, the put option for the remaining shares held by ELJ was valued 0.7 billion US dollar (31 December 2019: 0.7 billion US dollar). The corresponding liability is presented as a non-current liability and recognized as a deferred consideration on acquisitions at fair value in “level 3” category. See also note 29 Risks arising from financial instruments.

Zenzele Schemes in South Africa

Following the combination with SAB in 2016, AB InBev decided to maintain the SAB Zenzele share-scheme (Zenzele Scheme), the broad-based black economic empowerment (B-BBEE) scheme which provided opportunities for black South Africans, including employees (through The SAB Zenzele Employee Trust), SAB retailers (through SAB Zenzele Holdings Limited) and The SAB Foundation, to participate as shareholders of AB InBev’s indirect subsidiary, The South African Breweries Pty Ltd (SAB). The Zenzele Scheme, originally implemented by SAB in 2010 as a 10-year scheme, was amended at the time of the combination with SAB and matured on 31 March 2020.

Obligations to the SAB Foundation and the employees as beneficiaries of The SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the COVID-19 outbreak the remaining settlement was postponed, and it is now intended that the SAB retailers will receive the balance of their entitlement (22.6%) on or before 31 May 2021, at which time AB InBev and SAB will implement the new scheme as described below.

In total, 10.8 million AB InBev Treasury shares1 with a total value of 491m US dollar were used in 2020 to settle the obligations to the participants of the Zenzele Scheme. The total value delivered to the participants of the Zenzele Scheme amounted to 8.6 billion ZAR.

As part of the combination with SAB in 2016, AB InBev made a commitment to the South African Government and Competition Authorities to create a new B-BBEE scheme upon maturity of the Zenzele Scheme in 2020. In order to create the new B-BBEE scheme, the following steps will be undertaken:

•

The new scheme will be implemented through the listing of a special purpose company, which will be called SAB Zenzele Kabili Holdings Limited (Zenzele Kabili) on the segment of the Johannesburg Stock Exchange’s Main Board on which an issuer may list its B-BBEE shares;

•	Zenzele Kabili will hold unencumbered AB InBev shares;

•	Existing Zenzele participants (SAB retailers and The SAB Foundation) will be given an option to reinvest a portion of their Zenzele payout into Zenzele Kabili;

•	A new Employee Share Plan, funded by AB InBev, will subscribe for shares in Zenzele Kabili.

The settlement of the balance of the SAB Retailers entitlement and the new B-BBEE scheme is estimated to require approximately 5.5 billion ZAR (0.4 billion US dollar2) in facilitation and notional vendor funding. The settlement would be equivalent to 5.4 million AB InBev shares based on the AB InBev share price and the ZAR Euro exchange rate as at 31 December 20203. It is the intention that AB InBev Treasury shares will be used for the settlement of the new B-BBEE scheme. This scheme arrangement meets the criteria under IFRS 2 to be classified as equity settled.

[1]	Out of which, 1.3 million shares were delivered to SAB Foundation, which is consolidated by AB InBev.
[2]	Converted at the closing rate as at 31 December 2020.
[3]	Assuming the closing share price of 57.01 euro per share as at 31 December 2020 and ZAR per Euro exchange rate of 18.021914 as at 31 December 2020.

32.	Contingencies[1]

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

AMBEV TAX MATTERS

As of 31 December 2020, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2020	31 December 2019
Income tax and social contribution	10 372	10 781
Value-added and excise taxes	4 483	5 514
Other taxes	727	1 018

	15 582	17 313

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

The amount related to this uncertain tax position as of 31 December 2020 is approximately 7.3 billion Brazilian real (1.4 billion US dollar) and Ambev has not recorded any provisions in connection therewith as it considers the chance of loss to be possible. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of 53 million Brazilian real (10 million US dollar).

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. Ambev received partially favorable decisions at the first level administrative court and Lower Administrative Court. Ambev filed a Special Appeal which was partially admitted and awaits judgment by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 10.2 billion Brazilian real (2.0 billion US dollar). Ambev has not recorded any provisions for this matter. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court, which are awaiting judgment.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the first level administrative court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court and filed Special Appeals to the Upper Administrative Court. The Special Appeal filed in one of the tax assessments is awaiting judgment by the Upper Administrative Court, whereas the other Special Appeal is awaiting admission.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 2.3 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court, which are awaiting admission and judgment.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 1.0 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter.

Disallowance of financial expenses

In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first level administrative court regarding the 2016 case. The 2015 and 2020 cases are still pending decision by the first level administrative court.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 5.0 billion Brazilian real (1.0 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016. Regarding the 2015 assessments, Ambev filed Special Appeals to the Upper Administrative Court which are pending decisions. Regarding the 2016 assessments, Ambev was notified of the decisions and filed motions for clarification which are pending decisions. With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev filed defenses and awaits judgment by the first level administrative court. The other cases are still awaiting final decisions at both administrative and judicial courts.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 11.7 billion Brazilian real (2.3 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

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

The amount related to this uncertain tax position as of 31 December 2020 is approximately 0.5 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Deductibility of IOC expenses

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and the impact on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative Court and filed an Appeal to the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such assessment was filed by Ambev in January 2021.

Ambev also distributed IOC in the years following the assessed period, i.e. after 2016. In a scenario where the IOC deductibility would also be questioned for the period after 2016, on the same basis as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be similar to the abovementioned case. Accordingly, the effects of the deductibility of IOC expenses on Ambev’s effective income tax rate for this period would be maintained.

The amount related to this uncertain tax position as of 31 December 2020 is approximately 10.2 billion Brazilian real (2.0 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001 and an administrative defense was filed. In October 2020, the first level administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision and awaits judgment by the Lower Administrative Court. The amount related to this uncertain tax position as of 31 December 2020 is approximately 2.0 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES

Manaus Free Trade Zone – IPI / Social contributions

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev has also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP and 596.614/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the possible loss related to these assessments to be approximately 4.8 billion Brazilian real (0.9 billion US dollar) as of 31 December 2020. Ambev has not recorded any provision in connection therewith.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In 2020, Ambev received a final partial favorable decision at the administrative level in one of the cases. At the judicial level, the case is still in the initial stage.

Ambev management estimates the possible loss related to these assessments to be approximately 1.6 billion Brazilian real (0.3 billion US dollar) as of 31 December 2020. Ambev has not recorded any provision in connection therewith.

ICMS tax credits

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be consider unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision is subject to appeal and does not change the likelihood of loss in Ambev´s tax assessments.

Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.4 billion US dollar) as of 31 December 2020. Ambev has not recorded any provision in connection therewith.

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

Ambev management estimates the total possible loss related to this issue to be approximately 8.6 billion Brazilian real (1.7 billion US dollar) as of 31 December 2020. Ambev has recorded provisions in the total amount of 7 million Brazilian real (1 million US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

SOCIAL CONTRIBUTIONS

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019 and 2020, Ambev received final favorable decisions at the administrative level in some of these cases and favorable decisions in other cases that are still subject to review. At the judicial level, the case is still in the initial stage.

Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion Brazilian real (0.3 billion US dollar) as of 31 December 2020. No related provision has been made.

AB INBEV’S AUSTRALIAN BUSINESS TAX MATTERS

SAB Australia Pty Limited (“SAB Australia”), a former subsidiary of AB InBev, received a tax assessment for the 2012 to 2014 income tax years for 0.4 billion Australian dollar (0.3 billion US dollar) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”). AB InBev is disputing the 2012 to 2014 assessment and remains confident of the positions it has adopted. The company paid 47 million US dollar related to the tax assessment pending conclusion of the matter and recorded a provision of 0.1 billion US dollar in connection therewith as of 31 December 2020. The Australia disposal was concluded on 1 June 2020 with pre-transaction income tax liabilities being subject to an indemnity by AB InBev.

The Australian tax authorities have also notified SAB Australia that it has commenced an audit of the 2015 to 2020 income tax years. The focus of the audit is the tax treatment of the ongoing funding arrangements associated with the Foster’s acquisition.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission has appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party. Pending the outcome of that appeal, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that led to annulment of its earlier decision by the General Court. These investigations relate to the same rulings that were subject to the European Commission decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the EU Commission.

On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. The AG’s opinion is only advisory to the European Court of Justice, which is expected to deliver its binding judgment on the European Commission’s appeal later in 2021.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019. The Belgian tax authorities appealed this judgment.

In January 2019, AB InBev deposited 68m euro (83m US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court case, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68m euro (83m US dollar) as of 31 December 2020.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 1.0 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case. All six lawsuits were ruled favorably to Ambev by the Superior Court of Justice (“STJ”). Three cases were dismissed by the STJ’s Special Court and remain subject to ongoing appeals. One case was ruled favorably to Ambev by the STJ´s Special Court and the judgment became final. Another case was remitted to the STJ´s lower court for a new judgment. The sixth case was ruled favorably to Ambev and may be subject to a new appeal to the Brazilian Supreme Court (STF). Considering all of these facts, Ambev and its external counsels strongly believe that the chance of loss in these cases is remote.

UNITED STATES CLASS ACTION SUIT

On 21 June 2019, a proposed class action was filed in the United States District Court for the Southern District of New York against AB InBev and three of its officers. The complaint alleged claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder on behalf of a proposed class of purchasers of AB InBev American Depositary Shares between 1 March 2018 and 24 October 2018. The plaintiff alleged that defendants misstated or omitted material facts regarding, among other things, the company’s financial condition, its dividend policy and the effectiveness of its disclosure controls and procedures. The complaint sought unspecified compensatory damages and reimbursement for litigation expenses. An amended complaint filed on 12 December 2019 contained substantially the same allegations, but reduced the number of defendant officers to two. On 29 September 2020, the District Court granted the company’s motion to dismiss. The plaintiff did not appeal and the case is now closed.

33.	Non-controlling interests

As at 31 December 2020 and 2019, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 61.83% ownership, and Budweiser APAC, an Asia Pacific listed subsidiary in which AB InBev has 87.22% ownership. The tables below provide summarized information derived from the consolidated financial statements of Ambev and Budweiser APAC as of 31 December 2020 and 2019, in accordance with IFRS.

Summarized financial information of Ambev and Budweiser APAC, in which the company has material non-controlling interests, is as follows:

	Ambev		Budweiser APAC
Million US dollar	31 December 2020	31 December 2019	31 December 2020	31 December 2019
Summarized balance sheet information
Current assets	6 801	6 853	2 332	2 108
Non-current assets	17 291	18 389	13 857	13 200
Current liabilities	6 442	6 205	4 637	4 493
Non-current liabilities	3 188	3 517	809	931
Equity attributable to equity holders	14 204	15 203	10 685	9 836
Non-controlling interests	257	317	58	48

	Ambev			Budweiser APAC
Million US dollar	2020	2019[1]	2018	2020	2019[2]	2018[3]
Summarized income statement and other comprehensive income information
Revenue	11 373	13 196	13 819	5 588	6 546	6 740
Net income	2 286	3 093	3 122	537	908	959
Attributable to:
Equity holders	2 217	2 989	3 025	514	898	958
Non-controlling interests	69	104	97	23	10	1
Net income	2 286	3 093	3 122	537	908	959
Other comprehensive income	1 467	(193)	629	635	(229)	(500)
Total comprehensive income	3 753	2 900	3 751	1 172	679	459
Attributable to:
Equity holders	3 647	2 801	3 620	1 147	665	458
Non-controlling interests	106	99	130	25	14	1
Summarized cash flow information
Cash flow from operating activities	3 673	4 664	5 089	1 306	1 379	1 684
Cash flow from investing activities	(1 325)	(1 228)	(1 011)	(628)	(743)	(472)
Cash flow from financing activities	(1 676)	(3 117)	(3 799)	(383)	(1 349)	(1 237)
Net increase/(decrease) in cash and cash equivalents	673	319	279	295	(713)	(25)

On 31 December 2020, the company completed the issuance of a 49.9% minority stake in its US-based metal container operations to Apollo Global Management, Inc. (“Apollo”) for net proceeds of 3.0 billion USD. AB InBev retained operational control of its US-based metal container operations. The transaction was reported in the equity statement.

Dividends paid by Ambev to non-controlling interests (i.e. to entities outside the AB InBev Group) amounted to 0.6 billion US dollar and 0.7 billion US dollar for 2020 and 2019, respectively. In June 2020, Budweiser APAC paid a final dividend related to the financial year 2019 to non-controlling interests amounting to 59m US dollar.

Other non-controlling interests not deemed individually material by the company mainly related to the company’s operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda, and Zambia), as well as non-controlling interests recognized in respect of the company’s subsidiaries in Colombia, Ecuador and Peru.

[1]

In 2020, Ambev concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). As a result of this judicial decision and other tax credit adjustments, in 2020, Ambev reclassified the tax credits previously reported in revenue to other operating income, and as such, restated its 2019 comparatives as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

[2]

In 2020, Budweiser APAC reclassified the “Proceeds from cash pooling loans from AB InBev” from investing to financing activities in the summarized cash flow information. The presentation of the comparative amount has been restated to conform to the current year presentation.

[3]

The combined financial information for 2018 presents the historical financial information of the business of the Asia Pacific region of AB InBev, excluding Australia, and includes the assets, liabilities, revenue, expenses and cash flows attributable to all entities in the region, which are primarily in China, South Korea, India, Vietnam and Japan.

34.	Related parties

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s Executive Committee members were entitled in 2020 to post-employment benefits. In particular, members of the Executive Committee participated in the pension plan of their respective country – see also Note 25 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (see Note 26 Share-based Payments). Total directors and Executive Committee compensation included in the income statement can be detailed as follows:

	2020		2019		2018
Million US dollar	Directors	Executive Committee	Directors	Executive Committee	Directors	Executive Committee
Short-term employee benefits	2	4	2	9	2	6
Termination benefits	—	2	—	1	—	—
Share-based payment	—	7	—	25	—	34

	2	13	2	35	2	40

Directors’ compensation consists mainly of directors’ fees.

During 2020, AB InBev entered into the following transactions:

•

The acquisition, through Grupo Modelo and its subsidiaries, of information technology and infrastructure services for a consideration of approximately 1m US dollar from a company in which one of the company’s Board Member had significant influence as of 31 December 2020 (2019: 2m US dollar; 2018: 1m US dollar).

•

The acquisition, mainly through its subsidiary Bavaria S.A., of transportation services, lease agreements and advertising services for an aggregated consideration of 13m US dollar from companies in which one of the company’s Board Member had a significant influence as of 31 December 2020 (2019: 11m US dollar; 2018: 8m US dollar). The outstanding balance of these transactions as of 31 December 2020 amounts to 3m US dollar (31 December 2019: 1m US dollar).

JOINTLY CONTROLLED ENTITIES

Significant interests in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2020	2019	2018
Non-current assets	8	10	11
Current assets	2	3	5
Non-current liabilities	9	11	9
Current liabilities	12	10	12
Result from operations	3	3	4
Profit attributable to equity holders of AB InBev	3	3	3

TRANSACTIONS WITH ASSOCIATES

Significant interests in associates are shown in note 16 Investments in associates. AB InBev’s transactions with associates were as follows:

Million US dollar	2020	2019	2018
Gross profit	(118)	(78)	(39)
Current assets	55	38	84
Current liabilities	115	119	130

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 12m US dollar other income from pension plans in the US in 2020 (2019: 12m US dollar; 2018: 12m US dollar).

35.	Events after the balance sheet date

On 11 January 2021, Anheuser-Busch InBev NV/SA (ABISA) announced that it and its wholly-owned subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW”, and together with ABISA, the “Issuers”) exercised their respective options to redeem the outstanding principal amounts for an aggregate principal amount of 3.1 billion US dollar of the following series of notes:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)
28 January 2021	ABISA	1.500% Notes due 2025	EUR	2 147	2 147
27 January 2021	ABIWW	3.750% Notes due 2024	AUD	650	650

On 18 February 2021, AB InBev announced the successful signing of a new 10.1 billion USD Sustainable-Linked Loan Revolving Credit Facility (“SLL RCF”), replacing its existing 9.0 billion USD Revolving Credit Facility. The facility has an initial five-year term and incorporates a pricing mechanism that incentivizes improvement in key performance areas that are aligned with and contribute to the company’s 2025 Sustainability Goals.

36.	AB InBev companies

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2020
ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - C1425BOF - Buenos Aires	61.67%
BELGIUM
AB INBEV N.V. – Grand Place 1 - 1000 – Brussel	Consolidating
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 – Dinant	98.54%
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 – Hoegaarden	100.00%
COBREW N.V. - Brouwerijplein 1 - 3000 – Leuven	100.00%
INBEV BELGIUM BV/SRL - Industrielaan 21 - 1070 – Brussel	100.00%
BOTSWANA
KGALAGADI BREWERIES (Pty) Ltd - Plot 20768, Broadhurst industrial estate - Gaborone¹	31.00%
BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca No. 121, Zona Challapampa - La Paz	52.76%
BRAZIL
AMBEV S.A. - Rua Dr Renato Paes de Barros, 1017, 3° andar, Itaim Bibi - CEP 04530-001 - São Paulo	61.83%
CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 – Toronto	61.83%
CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600 - 8700000 – Quilicura	61.83%
CHINA
ANHEUSER-BUSCH INBEV (CHINA) SALES CO LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	87.22%
ANHEUSER-BUSCH INBEV (WUHAN) BREWERY CO. LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	84.66%
ANHEUSER-BUSCH INBEV (FOSHAN) BREWERY CO. LTD. - 1 Budweiser Avenue, Southwest St., Sanshui District - 528132 - Foshan City, Guangdong	87.22%
ANHEUSER-BUSCH INBEV HARBIN BREWERY CO. LTD. - 9 HaPi Road Pingfang District - 150066 - Harbin City, Heilongijang Province	87.22%
ANHEUSER-BUSCH INBEV (TANGSHAN) BREWERY CO. LTD. - 18, Yingbin Road - 063300 - Tangshan City, Hebei Province	87.22%
ANHEUSER-BUSCH INBEV SEDRIN BREWERY CO. LTD. - 660 Gong Ye Road, Hanjiang District - 351111 - Putian City, Fujian Province	87.22%
ANHEUSER-BUSCH INBEV SEDRIN (ZHANGZHOU) BREWERY CO. LTD. - Lantian Economic District - 363005 - Zhangzhou City, Fujian Province	87.22%
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO. LTD. - 159 Qi Xia East Road, Chengguan Town, Tiantai County - 317200 - Taizhou Cithy, Zhejiang Province	87.22%
ANHEUSER-BUSCH INBEV SEDRIN (NANCHANG) BREWERY CO. LTD - 1188 Jinsha Avenue, Economic District - Nanchang City, Jiangxi Province	87.22%
SIPING GINSBER DRAFT BEER CO. LTD. - Xianmaquan, Tiedong Area - Siping City, Jilin Province	87.22%

[1]	The group’s shares entitle the holder to twice the voting rights.

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2020
ANHEUSER-BUSCH INBEV (NANTONG) BREWERY CO. LTD. – 666 Zhaoxia Road – Nantong City, Jiangsu Province	87.22%
ANHEUSER-BUSCH INBEV (SICHUAN) BREWERY CO. LTD. – No. 1, AB InBev Avenue, Cheng Nan Industry Park, Economic Development Area – 641300 – Ziyang City, Sichuan Province	87.22%
ANHEUSER-BUSCH INBEV (HENAN) BREWERY CO. LTD. – No. 1 Budweiser Avenue, Industry Park, Tangzhuang Town – 453100 – Weihui City, Henan Province	87.22%
INBEV JINLONGQUAN (HUBEI) BREWERY CO. LTD. – 89 Jin Long Quan Avenue – Jingmen City, Hubei Province	52.33%
ANHEUSER-BUSCH INBEV (SUQIAN) BREWERY CO. LTD. – No 1 Qujiang Road, Suyu Industry Park – Suqian City, Jiangsu Province	87.22%
COLOMBIA
ZX VENTURES COLOMBIA S.A.S. – Carrera 53 A, No 127 – 35 – 110221 – Bogota	100.00%
BAVARIA & CIA S.C.A. – Carrera 53 A, No 127 – 35 – 110221 – Bogota	99.14%
KOPPS COMERCIAL S.A.S – Carrera 53 A, No 127 – 35 – 110221 – Bogota	100.00%
CZECH REPUBLIC
PIVOVAR SAMSON A.S. – V parku 2326/18, Chodov, 148 00 Praha 4	100.00%
DOMINICAN REPUBLIC
CERVECERIA NACIONAL DOMINICANA S.A. – Autopista 30 de Mayo Km 61/2, Distrito Nacional – A.P. 1086 – Santo Domingo[1]	52.55%
ECUADOR
CERVECERÍA NACIONAL (CN) SA – Via a daule km 16,5 y calle cobre s/n – Guayaquil, Guayas	95.58%
EL SALVADOR
INDUSTRIAS LA CONSTANCIA, SA DE CV – 526 Av. Independencia, San Salvador	100.00%
FRANCE
AB INBEV FRANCE S.A.S. – Immeuble Crystal, 38, Place Vauban – C.P. 59110 – La Madeleine	100.00%
GERMANY
BRAUEREI BECK GmbH & CO. KG – Am Deich 18/19 – 28199 – Bremen	100.00%
BRAUEREI DIEBELS GmbH & CO.KG – Brauerei-Diebels-Strasse 1 – 47661 – Issum	100.00%
HAAKE-BECK AG – Am Deich 18/19 – 28199 – Bremen	99.96%
HASSERÖDER BRAUEREI GmbH – Auerhahnring 1 – 38855 – Wernigerode	100.00%
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH – Am Deich 18/19 – 28199 – Bremen	100.00%
SPATEN – FRANZISKANER – BRÄU GmbH – Marsstrasse 46 + 48 – 80335 – München	100.00%
ANHEUSER-BUSCH INBEV Deutschland GmbH & Co KG – Am Deich 18/19 – 28199 – Bremen	100.00%
LOEWENBRAEU AG – Nymphenburger Str. 7 – 80335 – München	100.00%
GHANA
ACCRA BREWERY LTD – Farra Avenue 20 1st Floor, Pkf Building, P.O. Box Gp1219 – Accra	60.00%
GRAND DUCHY OF LUXEMBOURG
BRASSERIE DE LUXEMBOURG MOUSEL – DIEKIRCH – 1, Rue de la Brasserie – L-9214 – Diekirch	95.82%
HONDURAS
CERVECERÍA HONDUREÑA, SA DE CV – Blvd. Del Norte, Carretera Salida a Puerto Cortes – San Pedro Sula, Cortes	99.60%
HONG KONG
BUDWEISER BREWING CO APAC LTD – Flat Room 1823 18F Soundwill Plaza II-Middle Town Hong Kong (SAR)	87.22%
INDIA
CROWN BEERS INDIA LIMITED – 510/511 Minerva house, Sarojini devi road, Secunderabad	87.22%

[1]	85% owned by Ambev S.A.

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2020
ANHEUSER BUSCH INBEV INDIA LIMITED. – Unit No.301-302, Dynasty Business Park, 3rd Floor – Andheri – Kurla Road, Andheri (East) – 400059 – Mumbai, Maharashtra	86.97%
ITALY
ANHEUSER BUSCH INBEV ITALIA SPA – Piazza Buffoni 3, 21013 Gallarate	100.00%
MEXICO
CERVECERIA MODELO DE MEXICO S. DE R.L. DE C.V – Cerrada de Palomas 22, Piso 6, Reforma Social – C.P. 11650 – Mexico City, CD MX	100.00%
MOZAMBIQUE
CERVEJAS DE MOÇAMBIQUE SA – Rua do Jardim 1329 – Maputo	51.47%
THE NETHERLANDS
INBEV NEDERLAND N.V. – Ceresstraat 1 – 4811 CA – Breda	100.00%
INTERBREW INTERNATIONAL B.V. – Ceresstraat 1 – 4811 CA – Breda	100.00%
AB INBEV AFRICA B.V – Ceresstraat 1, 4811 CA – Breda	62.00%
AB INBEV BOTSWANA B.V. – Ceresstraat 1, 4811 CA – Breda	62.00%
NIGERIA
INTERNATIONAL BREWERIES PLC – 22/36 Glover Road, Lagos, Ikoyi, Nigeria[1]	43.65%
PANAMA
CERVECERÍA NACIONAL S de RL – Ave. Ricardo J. Alfaro, Corregimiento de Betania, Distrito de Panamá,	61.84%
PARAGUAY
CERVECERIA PARAGUAYA S.A. – Ruta Villeta km 30 N 3045 – 2660 – Ypané	54.01%
PERU
COMPANIA CERVECERA AMBEV PERU S.A.C. – Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa – Lurigancho (Chosica) – Lima 15	97.22%
UNIÓN DE CERVECERÍAS PERUANAS BACKUS Y JOHNSTON SAA – 3986 Av. Nicolas Ayllon, Ate, Lima 3	93.78%
SOUTH AFRICA
SABSA HOLDINGS LTD PUBLIC LIMITED COMPANY – 65 Park Lane, Sandown – 2001 – Johannesburg	100.00%
THE SOUTH AFRICAN BREWERIES (PTY) LTD LIMITED BY SHARES – 65 Park Lane, Sandown – 2146 – Johannesburg	96.48%
SOUTH KOREA
ORIENTAL BREWERY CO., LTD – 8F, ASEM Tower, 517, Yeongdong-daero, Gangnam-gu, Seoul, 06164, S. Korea	87.22%
SWITZERLAND
ANHEUSER-BUSCH INBEV PROCUREMENT GMBH GESELLSCHAFT MIT BESCHRÄNKTER HAFTUNG (GMBH) – Suurstoffi 22 – 6343 – Rotkreuz	100.00%
TANZANIA
KIBO BREWERIES LTD PRIVATE COMPANY – Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District – Dar es Salaam[1]	36.00%
UGANDA
NILE BREWERIES LTD – Plot M90 Yusuf Lule Roa, Njeru, Jinja – Eastern Uganda	61.64%

[1]	The company is consolidated due to the group’s majority shareholdings and ability to control the operations

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2020
UNITED KINGDOM
ABI SAB GROUP HOLDING LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00%
ABI UK HOLDINGS 1 LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00%
AB INBEV UK LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00%
AB INBEV HOLDINGS LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00%
AB INBEV INTERNATIONAL BRANDS LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00%
ZX VENTURES LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00%
UNITED STATES
ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - St. Louis, MO 63118	100.00%
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00%
ANHEUSER-BUSCH PACKAGING GROUP, INC. - One Busch Place - St. Louis, MO 63118	100.00%
ANHEUSER-BUSCH, LLC – One Busch Place, St. Louis, Mo. 63118	100.00%
ANHEUSER-BUSCH NORTH AMERICAN HOLDING CORPORATION - C/O THE CORPORATION TRUST COMPANY INC. - 1209 Orange Street - DE 19801 – Wilmington	100.00%
METAL CONTAINER CORPORATION, INC. – One Busch Place, St. Louis, Mo. 63118	50.10%
URUGUAY
CERVECERIA Y MALTERIA PAYSANDU S.A. - Cesar Cortinas, 2037 - C.P. 11500 – Montevideo	61.79%
VIETNAM
ANHEUSER-BUSCH INBEV VIETNAM BREWERY COMPANY LIMITED/No.2 VSIP II-A, Street no. 28, Vietnam - Singapore II-A Industrial Park, Tan Uyen District, Binh Duong Province	87.22%
ZAMBIA
ZAMBIAN BREWERIES PLC - Mungwi Road, Plot Number 6438, Lusaka	54.00%

LIST OF MOST IMPORTANT ASSOCIATES AND JOINT VENTURES

Name and registered office of associates and joint ventures	% of economic interest as at 31 December 2020
FRANCE
SOCIÉTÉ DES BRASSERIES ET GLACIÈRES INTERNATIONALES SA - 49 Rue François 1er, Paris	20.00%
GIBRALTAR
BIH BRASSERIES INTERNATIONALES HOLDING LTD - CC Building, 10th Floor, Main Street	20.00%
BIH BRASSERIES INTERNATIONALES HOLDING (ANGOLA) LTD - Suite 10/3, International Commercial Centre, 2A Main Street	27.00%
TURKEY
ANADOLU EFES BIRACILIK VE MALT SANAYII AS - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00%
ZIMBABWE
DELTA CORPORATION LTD - Sable house, P.O. Box BW 343, Northridge Close, Borrowdale, Harare	25.39%
RUSSIA
AB INBEV EFES - 28 Moscovskaya Street, Moscow region - 141607 – Klin	50.00%