Form 20-F
period 2021-12-31
Anheuser-Busch InBev SA/NV
filed 2022-03-18
CIK 1668717

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
31
December
2021
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
1,737,135,607 ordinary shares without nominal value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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
☐
  Yes
☐
  No

-i-

-ii-

-iii-

GENERAL INFORMATION
In this annual report on
Form 20-F
(“
Form
 20
-F
”) references to:

•
“AB InBev
,” “
we
,” “
us
” and “
our
” are, as the context requires, to Anheuser-Busch InBev SA/NV (formerly Newbelco SA/NV) or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV and consolidated into our results, including to the predecessor Anheuser-Busch InBev SA/NV or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV prior to the completion of the combination with SAB on 10 October 2016;

•	“ AB InBev Group ” are to Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV;

•	“ Ambev ” are to Ambev S.A., a Brazilian company listed on the New York Stock Exchange and on the São Paulo Stock Exchange, and successor of Companhia de Bebidas das Américas—Ambev;

•	“ Anheuser-Busch ” are to Anheuser-Busch Companies, LLC, and the group of companies owned and/or controlled by Anheuser-Busch Companies, LLC, as the context requires;

•	“ Budweiser APAC ” are to Budweiser Brewing Company APAC Limited, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange;

•
“
Grupo Modelo
” are to Cervecería Modelo de México, S. de R.L. de C.V., a Mexican limited liability company, and the group of companies owned and/or controlled by Cervecería Modelo de México, S. de R.L. de C.V.;

•	“ Newbelco ” are to Newbelco SA/NV prior to 10 October 2016;

•	“ Ordinary Shares ” are to ordinary shares without nominal value issued by Anheuser-Busch InBev SA/NV;

•
“
Restricted Shares
” are to shares without nominal value issued by Anheuser-Busch InBev SA/NV to former SAB shareholders in connection with the combination with SAB, which are unlisted, not admitted to trading on any stock exchange and are subject to, among other things, restrictions on transfer until they are converted into Ordinary Shares;

•
“
SAB
” are, as the context requires, to ABI SAB Group Holding Limited (formerly SABMiller Limited and prior to that SABMiller plc) or to ABI SAB Group Holding Limited and the group of companies owned and/or controlled by ABI SAB Group Holding Limited prior to the combination between AB InBev and ABI SAB Group Holding Limited on 10 October 2016; and

•	“ SAB Group ” are to ABI SAB Group Holding Limited and the group of companies owned and/or controlled by ABI SAB Group Holding Limited.
When we discuss consumers of our products that contain alcohol, this is in reference to consumers of legal drinking age in their respective jurisdictions.
PRESENTATION OF FINANCIAL AND OTHER DATA
We have prepared our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“
IFRS
”). Unless otherwise specified, the financial information analysis in this
Form 20-F
is based on our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021. Unless otherwise specified, all financial information included in this
Form 20-F
has been stated in U.S. dollars.

-iv-

All references in this
Form 20-F
to (i) “
Euro
” or “
EUR
” are to the common currency of the European Union, (ii) “
U.S. dollar
,” “
$
” or “
USD
” are to the currency of the United States of America, (iii) “
CAD
” (Canadian dollar) are to the currency of Canada, (iv) “
R$
”, “
BRL
”, “
real
” or “
reais
” are to the currency of Brazil, (v) “
GBP
” (pound sterling) are to the currency of the United Kingdom, (vi) “
AUD
” (Australian dollar) are to the currency of the Commonwealth of Australia, (vii) “
MXN
” (Mexican peso) are to the currency of Mexico, (viii) “
ZAR
” (South African rand) are to the currency of South Africa, (ix) “
COP
” (Colombian peso) are to the currency of Colombia, (x) “
PEN
” (Peruvian nuevo sol) are to the currency of Peru, (xi) “
ARS
” (Argentinean peso) are to the currency of Argentina and (xii) “
CNY
” (Chinese yuan) are to the currency of China.
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
Consolidated Financial Statements
, the transaction was reported in our consolidated statement of changes in equity.
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
Effective 30 September 2019, following the announcement on 19 July 2019 of the agreement to divest Carlton & United Breweries (“
CUB
” or “
Australian operations
”), our Australian subsidiary, to Asahi Group Holdings, Ltd. (“
Asahi
”), we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5
Non-current
Assets Held for Sale and Discontinued Operations
. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020. The transaction closed on 1 June 2020.
PRESENTATION OF MARKET INFORMATION
Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this
Form 20-F
regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by

-v-

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
FORWARD-LOOKING STATEMENTS
There are statements in this
Form 20-F,
such as statements that include the words or phrases “
will likely result
,” “
are expected to
,” “
will continue
,” “
is anticipated
,” “
anticipate
,” “
estimate
,” “
project
,” “
may
,” “
might
,” “
could
,” “
believe
,” “
expect
,” “
plan
,” “
potential
,” “
we aim
,” “
our goal
,” “
our vision
,” “
we intend
” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” for further discussion of risks and uncertainties that could impact our business.
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

•
the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England,
Banco Central do Brasil, Banco Central de la República Argentina
, the Central Bank of China, the South African Reserve Bank,
Banco de la República
in Colombia, the Bank of Mexico and other central banks;

•
changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

-vi-

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

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
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
Investing in our shares involves risk. We expect to be exposed to some or all of the risks described below in our future operations. Such risks include, but are not limited to, the risk factors described below. Any of the risk factors described below, as well as additional risks of which we are not currently aware, could also affect our business operations and have a material adverse effect on our business activities, financial condition, results of operations and prospects and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks on our business activities, financial condition, results of operations and prospects. Investors in our shares and American Depositary Shares (“
ADSs
”) could lose all or part of their investment.
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

2.	Risks relating to our business activities and industry

•
Changes in the availability or price of raw materials, commodities, energy and water, including as a result of currency fluctuations, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities could have an adverse effect on our results of operations.

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

6.	Brand and Intellectual Property Risks

•	We rely on the reputation of our brands and our marketing efforts may be restricted by regulations.

•	We may not be able to protect our intellectual property rights, and our ability to compete effectively may be harmed if our intellectual property rights are infringed by third parties.

•	An impairment of goodwill or other intangible assets would adversely affect our financial condition.

7.	Other risks related to our business

•	Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations.

•	We are exposed to the risk of labor strikes and disputes that could lead to a negative impact on our costs and production level.

•
Information and operational technology failures could damage our reputation and we could suffer a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.

•	If we fail to comply with personal data protection laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business.

8.	General Risks

•	We may not be able to recruit or retain key personnel.

•	Natural and other disasters could disrupt our operations.

•	Our insurance coverage may not be sufficient to protect us from material liabilities.
Risks Related to Our Ordinary Shares and American Depositary Shares

•	The market price of our Ordinary Shares and ADSs may be volatile.

•	Our largest shareholder may use its significant interest to take actions not supported by our other shareholders.

•	We may be unable to pay dividends.

•	Fluctuations in the exchange rate between the Euro, the South African rand, the Mexican peso and the U.S. dollar may increase the risk of holding our ADSs and Ordinary Shares.

•	Future equity issuances may dilute the holdings of current shareholders or ADS holders and could materially affect the market price of our Ordinary Shares or ADSs.

•	Investors may suffer dilution if they are not able to participate in equity offerings, and our ADS holders may not receive any value for rights that we may grant.

•	ADS holders may not be able to exercise their right to vote the shares underlying our ADSs

•	ADS holders may be subject to limitations on the transfer of their ADSs or the withdrawal of the underlying Ordinary Shares from the deposit facility.

•	Shareholders may not enjoy under Belgian corporate law and our articles of association certain of the rights and protections generally afforded to shareholders of U.S. companies.

•	As a “foreign private issuer” in the United States, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than domestic issuers.

•	It may be difficult for investors outside Belgium to serve process on or enforce foreign judgments against us.

Risks relating to us and our activities

1.	Financial Risks
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

•
We have experienced disruptions to our ability to operate our production facilities in some countries, and in the future, we may experience further disruption to our ability to operate our production facilities or distribution operations as a result of regulatory restrictions, safety protocols, social distancing requirements and heightened sanitation measures. In addition, although at this time we have not experienced any material disruption to our supply chain, we have experienced constraints on our ability to source beverage containers, such as cans and glass bottles, disruptions in the availability of transportation services and labor in certain markets, and may experience delays in deliveries of key supplies or further disruptions to our supply chain and distribution operations. Any sustained interruption in our operations or our business partners’ operations, distribution network or supply chain, or any significant continuous shortage of raw materials or other supplies could impact our ability to make, manufacture, distribute or sell our products or may result in an increase in our costs of production and distribution.

•
Sales of our products in the
on-premise
channel have been significantly impacted by the implementation of social distancing and lockdown measures in most of our markets, including the closure of bars, clubs and restaurants and restrictions on sporting events, music festivals and similar events. Although sales in the on-premise
channel have begun to improve as a result of the easing of social distancing and lockdown measures in many of these markets, such improvements have been, and may continue to be, impacted by the re-implementation
of restrictions in certain markets due to the emergence and spread of
COVID-19
and its variants. Any future outbreak or recurrence of
COVID-19
cases in other markets that have eased social distancing and lock down measures may similarly result in the re-implementation
of such measures and a further negative impact on our sales. Furthermore, if the
COVID-19
pandemic intensifies and expands geographically or in duration, or efforts to curb the pandemic are ineffective, its negative impacts on our sales could be more prolonged and may become more severe. While we have experienced increased sales in the off-premise
channel in certain markets since the outbreak, such increased volumes may not continue in the longer term and may not offset the pressure we are experiencing in the on-premise
channel.

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

Any of the negative impacts of the
COVID-19
pandemic (or any future outbreak or recurrence of
COVID-19
following the relaxation of social distancing and lockdown measures or the emergence and spread of
COVID-19
and its variants), including those described above, alone or in combination with others, may have a material adverse effect on our results of operations, financial condition and cash flows. The full extent to which the
COVID-19
pandemic will negatively affect our business, financial condition, cash flows and operating results will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the development and availability of effective treatment and vaccines and actions taken by governmental authorities and other third parties in response to the pandemic.
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
Although we report our consolidated results in U.S. dollars, in 2021, we derived 70.4% of our revenue from operating companies that have
non-U.S.
dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for our reporting purposes, as we cannot hedge against translational exposures. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

During 2021, several currencies, such as the Colombian peso, the Brazilian real, the Euro and the Peruvian sol depreciated against the U.S. dollar, while other currencies, such as the Chinese yuan, the Mexican peso and the South African rand, appreciated against the U.S. dollar. Our total consolidated revenue was USD 54.3 billion for the year ended 31 December 2021, an increase of USD 7.4 billion compared to the year ended 31 December 2020. The positive impact of favorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2021 was USD 0.3 billion, primarily as a result of the impact of the currencies listed above.
Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29
Financial Reporting in Hyperinflationary Economies
), requiring us to restate the results of our operations for the years ended 31 December 2021 and 2020 in hyperinflationary economies for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina. See “—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Foreign Currency.”
Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our results of operations and profitability. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020” for further details on the impact of currency translation effects on our results of operations.
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
Much of our debt is denominated in U.S. dollars, while a significant portion of our cash flows is denominated in currencies other than the U.S. dollar. From time to time we enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of our liabilities to our cash flows could result in increased costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 28 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021, for further details on our approach to hedging commodity price and foreign currency risk.
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
Following the combination with SAB, the portion of our consolidated balance sheet represented by debt is significantly higher as compared to our historical position and we expect it to remain so for some time. To fund the combination with SAB, we entered into, among others, the following transactions:

•	in January 2016, our subsidiary Anheuser-Busch InBev Finance Inc. (“ ABIFI ”) issued bonds in debt capital markets offerings resulting in aggregate net proceeds of approximately USD 47.0 billion; and

•	in March 2016, we issued bonds in a debt capital markets offering under our Euro Medium-Term Notes Programme (“ EMTN Programme ”) resulting in aggregate net proceeds of approximately EUR 13.1 billion.
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
In addition, ratings agencies may downgrade our credit ratings below their current levels, including as a result of the incurrence of financial indebtedness related to the combination with SAB. In October 2018, Moody’s Investors Service placed AB InBev’s A3 senior unsecured ratings on review to downgrade, citing downward rating pressure due to high financial leverage and our slow path to deleveraging following the October 2016 acquisition of SAB. In December 2018, Moody’s Investors Service concluded its ratings review and assigned a definitive rating of Baa1 (stable outlook) to AB InBev’s long-term debt obligations. As of the date of this Form
20-F,
our credit rating from Standard & Poor’s (“
S&P
”) Global Ratings was BBB+ for long-term obligations and
A-2
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
Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2021, after certain hedging and fair value adjustments, USD 6.2 billion, or 6.9%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 82.7 billion, or 93.1%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in
non-U.S.
dollar currencies, including the Brazilian real, the Canadian dollar, the Euro, the pound sterling and the South Korean won. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 28 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 for further details on our approach, currency and interest rate risk.
In addition, our variable rate indebtedness and interest rate swap agreements may use the London Interbank Offered Rate (“
LIBOR
”), the Euro Interbank Offered Rate (“
EURIBOR
”), or other benchmarks as a reference for establishing the interest rate. On 5 March 2021, the United Kingdom Financial Conduct Authority (“
FCA
”) announced that one week and two month USD LIBOR settings will not be provided after 31 December 2021 and publication of the remaining USD LIBOR settings will cease immediately after 30 June 2023. In the United States, the Alternative Reference Rate Committee has recommended the use of a Secured Overnight Funding Rate (“
SOFR
”) as an alternative to LIBOR, however it is not presently known whether SOFR or any other alternative reference rates will attain market acceptance as replacements of LIBOR. Separately, on 11 May 2021 the working group on euro risk free-rates published recommendations to address events that would trigger fallbacks in contracts and financial instruments referencing EURIBOR, along with the use of
€STR-based
EURIBOR fallback rates.
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
To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies, and may be restricted by applicable laws and accounting principles. In particular, 25.0% (USD 13.6 billion) of our total revenue of USD 54.3 billion in 2021 came from our Brazilian listed subsidiary, Ambev, which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. Furthermore, 12.6% (USD 6.8 billion) of our total revenue of USD 54.3 billion in 2021 came from our Asia Pacific listed subsidiary, Budweiser Brewing Company APAC Limited (“
Budweiser APAC
”), which, since September 2019, is not wholly owned and is listed on the Hong Kong Stock

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

2.	Risks relating to our business activities and industry
Changes in the availability or price of raw materials, commodities, energy and water, including as a result of currency fluctuations, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities could have an adverse effect on our results of operations.
A significant portion of our operating expenses is related to raw materials and commodities, such as malted barley, wheat, corn grits, corn syrup, rice, hops, yeast, flavored concentrate, fruit concentrate, sugar, sweetener, water, glass, polyethylene terephthalate (“
PET
”) and aluminum bottles, aluminum or steel cans and kegs, aluminum can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.
The supply and price of raw materials and commodities used for the production of our products can be affected by a number of factors beyond our control, including the level of crop production around the world, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, inflation, currency fluctuations, governmental regulations and legislation affecting agriculture, trade agreements among producing and consuming nations, adverse weather conditions, natural disasters, economic factors affecting growth decisions, political developments, various plant diseases and pests.
We cannot predict future availability or prices of the raw materials or commodities required for our products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations, including as a result of fluctuations in currency exchange rates, inflationary pressures, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities. The foregoing may affect the price and availability of ingredients that we use to manufacture our products, as well as the cans and bottles in which our products are packaged. Likewise, disruptions or constraints in the availability of transportation services may affect the price or availability of raw materials or commodities required for our products, and may adversely affect our operations. We experienced higher commodity and logistics costs during 2021, which may continue. We may not be able to increase our prices to offset these increased costs or increase our prices without suffering reduced volume, revenue and operating income.
To some extent, derivative financial instruments and the terms of supply agreements can protect against increases in materials and commodities costs and currency fluctuations in the short term. However, derivatives and supply agreements expire and upon expiry are subject to renegotiation and therefore cannot provide complete protection over the medium or longer term. To the extent we fail to adequately manage the risks inherent in such volatility, including if our hedging and derivative arrangements do not effectively or completely hedge against foreign currency risks and changes in commodity prices, our results of operations may be adversely impacted. See “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations” for further details on risks related to foreign exchange exposure. In addition, it is possible that the hedging and derivative instruments we use to establish the purchase price for commodities in advance of the time of delivery may lock us into prices that are ultimately higher than actual market prices at the time of delivery. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” for further details on our approach to hedging commodity price risk.
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
Moreover, the retail industry, particularly in Europe, North America and other countries in which we operate, continues to consolidate, resulting in larger retailers with increased purchasing power, which may affect our competitiveness in these markets. Larger retailers may seek to improve their profitability and sales by asking for lower prices or increased trade spending. The efforts of retailers could result in reduced profitability for the beer industry as a whole and adversely affect our financial results.
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
We seek to limit our exposure to market fluctuations in the supply of these raw materials by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans and glass bottles. Consolidation of the aluminum can industry and glass bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can and glass bottle supplies. Although we generally have multiple suppliers of raw materials and packaging materials, the termination of or any material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet the contractual obligations it owes to us or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices or lower quality than those agreed with that supplier. Additionally, we may be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations or our internal policies, or fails to meet certain quality standards. These factors could have a material impact on our production, distribution and sale of beer, other alcoholic beverages and soft drinks and have a material adverse effect on our business, results of operations, cash flows or financial condition.
A number of our key brand names are both licensed to third-party brewers and used by companies over which we do not have control. See “Item 4. Information on the Company—B. Business Overview—8. Licensing.” If we are unable to maintain such arrangements on favorable terms, this could have a material adverse effect on our business, results of operations, cash flows or financial condition.
We monitor brewing quality to ensure adherence to our high standards, but, to the extent that one of these key licensed brand names is subject to negative publicity, it could have a material adverse effect on our business, results of operations, cash flows or financial condition.
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
A portion of our global portfolio consists of associates in new or developing markets, including investments where we may have a lesser degree of control over the business operations. For example, through our investment in the beverage operations of Société des Brasseries et Glacières Internationales and B.I.H. Brasseries Internationales Holding Limited, we have exposure to a number of countries in Africa; through our investment in Anadolu Efes, we have exposure to Turkey and countries in the Commonwealth of Independent States; and through our investment in AB InBev Efes, we have exposure to Russia and Ukraine. See “Item 8. Financial Information—B. Significant Changes” for further details regarding our investment in AB InBev Efes.
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
We will need to identify suitable acquisition targets and agree on the terms with them if we are to make further acquisitions. Our size, contractual and regulatory limitations to which we are subject and our position in the markets in which we operate may make it harder to identify suitable targets, including because it may be harder for us to obtain regulatory approval for future transactions. If appropriate opportunities do become available, we may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.
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
We are party to an agreement with Altria Group, Inc. (“
Altria
”), pursuant to which we provide assistance and cooperation to and give certain representations, indemnities and undertakings to Altria in relation to certain matters relevant to Altria under U.S. tax legislation (as amended from time to time, the “
Tax Matters Agreement
”). This agreement imposes some limits on our ability to effect certain reorganizations we might otherwise consider. See “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SAB—Tax Matters Agreement” for more information.
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
A substantial proportion of our operations are carried out in developing markets, representing approximately 58.4% of our 2021 revenue, which include Argentina, Bolivia, Botswana, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, India, Mexico, Mozambique, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Uruguay, Vietnam and Zambia.
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
The ongoing conflict between Russia and Ukraine and related instability in the Ukraine region, could have a material adverse effect on the operations of our associate, AB InBev Efes which does business in the region. On 11 March 2022, we announced that we are forfeiting all financial benefits from the operations of AB InBev Efes, in which we own a 50%
non-controlling
stake and which we do not consolidate. As of 31 December 2021, our 50% stake in AB InBev Efes had a book value of USD 1.1 billion, and our 24% stake in Anadolu Efes (which indirectly holds a 50% stake in AB InBev Efes), had a book value of USD 201 million. See also note 16 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 included in this
Form 20-F.
The ongoing conflict between Russia and Ukraine is viewed as a triggering event for impairment testing in 2022, in accordance with IAS 36 Impairment of Assets, and consequently we will conduct an impairment test. As of the date of this
20-F,
we expect to record a
non-cash
impairment with our first quarter results of 2022, but are currently not able to quantify such impairment. Factors impacting its size include, amongst others, our estimation of the scope, duration and effects of the conflict in the region and its impact on our associates’ operations, currency devaluations and increases in weighted average cost of capital.
In addition, the continuation of this conflict may disrupt global supply, which may affect the price or availability of certain raw materials or commodities required for our products, and may adversely affect our operations.
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
Competition with brewers and producers of alternative beverages in our various markets and an increase in the purchasing power of players in our distribution channels could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures and/or prevent us from increasing prices to recover higher costs, thereby causing us to reduce margins or lose market share. Further, we may not be able to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing. Innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than we can to emerging trends, such as the increasing consumer preference for “craft beers” produced by microbreweries and the growth of the hard seltzer category in certain markets. In recent years, many industries have seen disruption from non-traditional
producers and distributors, in many cases, from digital-only competitors. Our business could be negatively affected if we are unable to anticipate changing consumer preference for such platforms.

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
Although we maintain insurance against certain product liability (but not product recall) risks in certain markets, we may not be able to enforce our rights in respect of these policies, and, in the event that contamination or a defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.
Negative publicity, perceived health risks, failure to provide safe working environments and associated government regulation may harm our business.
In recent years, there has been public and political attention directed at the soft drinks and alcoholic beverage industries. This attention is the result of an increasing emphasis on health and well-being.
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
Furthermore, a wholly-owned subsidiary of Labatt Breweries of Canada (“
Labatt
”), the Canadian subsidiary of our subsidiary Ambev, researches non-alcohol
beverages containing tetrahydrocannabinol (“
THC
”) and cannabidiol (“
CBD
”), both derived from cannabis, and also commercializes a
non-alcohol
CBD beverage in Canada only, which could lead to increased legal, reputational and financial risks, as the laws and regulations governing recreational cannabis are still developing, including in ways that we may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which we operate, and violations of law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization is changing quickly and remains in flux.
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
We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—H. Contractual Obligations and Contingencies—Contingencies” and note 30 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021, for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

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
tax-related
risks.
Taxation on our products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes (such as value-added tax (“
VAT
”)). In many jurisdictions, these taxes make up a large proportion of the cost of beer charged to consumers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins. These increases also adversely affect the affordability of our products and our profitability. In recent years, South Africa, Brazil and Peru, among others, increased beer excise taxes. Tax increases can result in significant price increases and have a significant impact on our sales of beer. See “—Negative publicity, perceived health risks, failure to provide safe working environments and associated government regulation may harm our business.”
In addition to excise taxes, additional charges may be levied in relation to tax stamps and other forms of fiscal marking. In the last year, we have seen a strong pressure to introduce costly and ineffective fiscal marking systems in several African markets. The cost of these marking schemes could adversely affect our businesses in the relevant countries (including their profitability).
In addition to excise and other indirect duties, we are subject to income and other taxes in the countries in which we operate. There can be no assurance that the operations of our breweries and other facilities will not become subject to increased taxation by local, national or foreign authorities or that we and our subsidiaries will not become subject to higher corporate income tax rates or to new or modified taxation regulations and requirements. For a discussion of the risk of increased tax rates as a result of the
COVID-19
pandemic, please see “—Our business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the
COVID-19
pandemic”. For example, in response to the increasing globalization and digitalization of trade and business operations, the Organization for Economic
Co-operation
and Development (“
OECD
”) is working on proposals for international tax reform as an extension of its Base Erosion and Profit Shifting project. The proposals are comprised in a two-pillar
approach: Pillar One, which is focused on the
re-allocation
of some of the taxable profits of multinational enterprises to the markets where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate. In June 2021, the finance ministers of the G7 nations announced an agreement on the principles of the two pillar approach. Subsequently, in October 2021, the OECD/G20 Inclusive Framework announced that 136 countries and jurisdictions had joined an agreement on the two-pillar
approach, including the establishment of a global minimum corporate tax rate of 15%. In December 2021, the OECD published detailed rules to assist in the implementation of Pillar Two.
The OECD aims for a multilateral convention on Pillar One to be signed in 2022 and implemented in 2023. The aim for Pillar Two is for domestic legislation to be introduced during the course of 2022 and become effective in 2023 and for treaty changes to be implemented by a multilateral instrument in 2024. Changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation as a result of these or similar proposals could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where we operate.

We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, in connection with our previous acquisitions, various regulatory authorities have previously imposed conditions with which we are required to comply.
We are subject to antitrust and competition laws in the jurisdictions in which we operate. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, in June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by us in Belgium, and on 13 May 2019 published a decision concluding that certain of our actions restricted competition. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Antitrust Matters” for more information. In addition, our Brazilian subsidiary, Ambev, has been subject to monitoring by antitrust authorities in Brazil. The United States Department of Treasury has issued a report on the United States alcohol industry containing a variety of recommendations for regulatory or legislative action, some of which, if adopted, could have an adverse effect on our business in the United States. There can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation of existing antitrust or competition laws, the enforcement of existing antitrust or competition laws by competent authorities or civil antitrust litigation by private parties, or any agreements with competent antitrust or competition authorities, against us or our subsidiaries, including Ambev, will not affect our business or the businesses of our subsidiaries in the future or have a financial impact.
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
We operate our business and market our products in markets that, as a result of political, societal and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present us with political, economic and operational risks. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international laws and regulations applicable to our business, there is a risk that management, employees or other representatives of our subsidiaries, affiliates, associates, joint ventures or other business interests may take actions that violate applicable anti-corruption laws and regulations, including applicable laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act (the “
FCPA
”), the U.K. Bribery Act and Brazilian Federal Law No. 12,846/13 (an anti-bribery statute that took effect in January 2014). Such actions could expose us to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with misconduct under these laws and regulations, even if unwarranted or baseless, could damage our reputation and sales.
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
As a global brewer, we also operate our business and market our products in countries that may be subject to export control regulations, embargoes, economic sanctions and other forms of trade restrictions imposed by the United States, the European Union, the United Nations and other participants in the international community. For example, we have an indirect interest in Russia and Ukraine through our investment in our associate, AB InBev Efes. We do not sell directly into the Crimea region but are aware that indirect shipments may occur. See “Item 8.

Financial Information—B. Significant Changes” for further details regarding our investment in AB InBev Efes. In addition, certain of our associates also operate their business and market their products in countries subject to trade restrictions. For example, Anadolu Efes has an indirect interest in a Syrian soft drinks bottler. Furthermore, our subsidiary Ambev operates a joint venture in Cuba with the Government of Cuba. See “—Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operation in Cuba may adversely affect our reputation and the liquidity and value of our securities.”
In connection with the ongoing conflict between Russia and Ukraine, the U.S. government, along with the governments of certain other jurisdictions in which we operate, have imposed sanctions on certain individuals and organizations in Russia, and may impose additional sanctions or other restrictive measures against Russia as the conflict evolves. New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Syria, Cuba, Iran or other countries in which we or our associates do business may curtail our existing business and may result in serious economic challenges in these geographies, which could have a material adverse effect on our and our associates’ operations, and may result in impairment charges on goodwill, other intangible assets or investments in associates. See also “Item 8. Financial Information—B. Significant Changes” for details regarding our investments in associates with operations in Russia and non-cash
impairment on investments in associates expected to be recognized in the first quarter of 2022.
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
A subsidiary of our subsidiary Ambev owns a 50% equity interest in Cervecería Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, we indirectly own, through our subsidiary Ambev, a 50% equity interest in Cervecería Bucanero S.A. The other 50% equity interest is owned by the Government of Cuba. Cervecería Bucanero S.A. is operated as a joint venture in which Ambev appoints the general manager. Cervecería Bucanero S.A.’s main brands are Bucanero and Cristal. In 2021, Cervecería Bucanero S.A. sold 0.9 million hectoliters of beer, representing about 0.1% of our global volume of 582 million hectoliters for the year. Although Cervecería Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).
Based on U.S. foreign policy, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions against Cuba. Although our operations in Cuba through our subsidiary Ambev are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the identification of Cuba as a target of U.S. economic and trade sanctions. In addition, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “
Helms-Burton Act
”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Separately, Title IV of the Helms-Burton Act authorizes the U.S. Department of State to prohibit entry into the United States of
non-U.S.
persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Although Title III of the Helms-Burton Act had previously been suspended by discretionary presidential action following its inception in 1996, on 2 May 2019, the former Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government. Since 2 May 2019, as a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. In 2009, AB InBev received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Cervecería Bucanero S.A., which is alleged to have been confiscated by the Cuban government and trafficked by AB InBev through its former ownership and management of Cervecería Bucanero S.A. It remains uncertain how the activation of Title III of the Helms-Burton Act will impact our U.S. litigation exposure with respect to this notice of claim.

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
We did not recognize any additional impairment of goodwill based on the results of the annual impairment testing conducted in the fourth quarter of 2020 and 2021. As of 31 December 2021, our total goodwill amounted to USD 115.8 billion and our intangible assets with indefinite useful lives amounted to USD 38.3 billion. However, if the adverse economic impacts of the
COVID-19
pandemic continue or our businesses do not develop as expected, we may be required to record future goodwill impairment charges which could have an adverse effect on our results of operations and financial conditions. See “Item 8. Financial Information—B. Significant Changes” for details regarding non-cash
impairment on investments in associates expected to be recognized in the first quarter of 2022.

7.	Other risks related to our business
Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs.
There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather and precipitation patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities necessary for our products, such as barley, hops and sugar. In addition, social attitudes, customer preferences and investor sentiment are increasingly influenced by environmental, social and corporate governance (“
ESG
”) considerations, and as a result we may face pressure from our shareholders, regulators, suppliers, customers or consumers to further address
ESG-related
concerns, and may be subject to regulatory inquiry or legal action.
Climate change may also subject us to water scarcity and quality risks due to the large amounts of water required to produce our products, including water consumed in the agricultural supply chain. In the event that climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality, the price of water may increase in certain areas and certain jurisdictions may enact unfavorable changes to applicable water-related taxes and regulations. Such measures, if adopted, could lead to increased regulatory pressures, production costs or capacity constraints. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment due to increased regulatory pressures. We have announced our 2025 Sustainability Goals focused on smart agriculture, water stewardship, circular packaging and climate action and our ambition to achieve net zero emissions across our value chain by 2040. If we fail to achieve these goals for any reason, there is a risk of reputational damage. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

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
We are exposed to the risk of labor strikes and disputes that could lead to a negative impact on our costs and production level.
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
Our United States organization has approximately 5,600 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters. Our current agreement with Teamsters will expire on 29 February 2024.

Information and operational technology failures, including those that affect the privacy and security of sensitive customer and business information, could damage our reputation and we could suffer a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.
We rely on information and operational technology systems, networks and services (“
information systems
”) to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution and consumer marketing. We use information systems to collect, process, transmit and store large amounts of electronic data, including banking and non-public
personal information of customers and consumers. We have increasingly engaged in
e-commerce,
which includes direct sales to customers and consumers. Additionally, a significant portion of the communication between our personnel, customers and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, unintentional or malicious actions of employees or contractors, computer viruses, hackers, phishing attempts, cyber-attacks, malware and ransomware attacks or other security issues. Additionally, new initiatives, such as those related to
e-commerce
and direct sales, that increase the amount of information that we process and maintain increase our potential exposure to a cybersecurity breach. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse or unavailability of, information systems could result in operations or supply chain disruptions, violations of data privacy laws and regulations, legal claims or proceedings, regulatory penalties, damage to our reputation or our competitive advantage, loss of opportunities to acquire or divest of businesses or brands and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net operating revenues. More generally, technology disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition. The risks associated with data security and cybersecurity incidents have increased during the
COVID-19
pandemic given the increased reliance on remote work arrangements.
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
In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our business within the operating regions served. Any transitions of processes to, from or within shared services centers as well as other transformational projects could lead to business disruptions. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of, or failure to attract new customers, lost revenues resulting from the disruption or shutdown of computer systems, unexpected failure of devices and software in use by our IT platforms, operations or supply chain disruptions, alteration, corruption or loss of accounting financial or other data on which we rely for financial reporting and other purposes, which could cause errors or delays in our financial reporting, or the loss of or damage to intellectual property through a security breach. As with all information technology systems, our information systems could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes.
We take various actions with the aim of minimizing potential technology disruptions, such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing business continuity plans and reviewing risk management processes. Regardless of such measures, we may suffer financial and reputational damage because of cybersecurity and data breaches, including as a result of malware or other attacks, lost or misappropriated confidential information belonging to us, our current or former employees, our customers or suppliers, or consumers or other data subjects, and may become exposed to legal action and increased regulatory oversight. We could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems.

While we continue to invest in new technology monitoring and cyberattack prevention systems, no commercial or government entity can be entirely free of vulnerability to attack or compromise given how rapidly and unpredictably techniques evolve to obtain unauthorized access or disable or degrade service. During the normal course of business, we have experienced and continue to expect to experience attempted breaches of our technology systems and networks from time to time. In 2021, as in previous years, we experienced several attempted breaches of our technology systems and networks. None of the attempted breaches of our systems (as a result of cyberattacks, security breaches or similar events) had a material impact on our business or operations or resulted in known material unauthorized access to our data or our customers’ data.
If we fail to comply with personal data protection laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business and operating results.
In the ordinary course of our business, we receive, process, transmit and store information relating to identifiable individuals (“
personal data
”), such as employees and consumers. As a result, we are subject to various laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. For example, we are subject to the General Data Protection Regulation (“
GDPR
”), which became effective in May 2018 for all member states in the EU. GDPR, as well as any other changes to existing personal data protection laws and the introduction of such laws in other jurisdictions, have subjected and may continue in the future to subject us to, among other things, additional costs and expenses and have required and may in the future require costly changes to our business practices and security systems, policies, procedures and practices. There is no assurance that our security controls over personal data, the training of employees and vendors on data privacy and data security, and the policies, procedures and practices we implemented or may implement in the future will prevent the improper disclosure of personal data. Improper disclosure of personal data and any other violations of GDPR and/or of other personal data protection laws could harm our reputation, subject us to government enforcement actions (including fines) or result in private litigation against us, which could negatively affect our business and operating results.

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

Our insurance coverage may not be sufficient to protect us from material liabilities.
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

•
the conversion of Restricted Shares into Ordinary Shares, the Restricted Shares having become so convertible since 11 October 2021 (see “Item 10—Additional Information—B. Memorandum and Articles of Association and Other Share Information—Form and Transferability of Our Shares—Restricted Shares—Conversion into Ordinary Shares”);

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
As of 31 December 2021, our largest shareholder, Stichting Anheuser-Busch InBev (the “
Stichting
”), owned 33.47% of our voting rights (and the Stichting and certain other entities acting in concert with it (within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and/or the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE (the “
Belgian Law of 2
 May 2007 on the notification of significant shareholdings
”)) held, in aggregate, 42.67% of our voting rights), based on the number of shares outstanding on 31 December 2021, excluding the 38,217,386 treasury shares held by us and certain of our subsidiaries (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 5. Operating and Financial Review —H. Contractual Obligations and Contingencies”). In accordance with our articles of association, the Stichting has the ability to effectively control the election of a majority of our board of directors, as a result of which, under Belgian law, the Stichting has control of us. The Stichting is also able to have a significant influence on the outcome of corporate actions requiring shareholder approval, including mergers, share capital increases and other extraordinary items. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect.
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
We may be unable to pay dividends.
As a general matter, we cannot guarantee that we will pay dividends in the future. The payment of dividends will depend on factors such as our business outlook, cash flow requirements and financial performance, the state of the market and the general economic climate (including the impact of the
COVID-19
pandemic) and other factors, including tax and other regulatory considerations. In particular, in light of the increased debt that resulted from completion of the combination with SAB, deleveraging remains a priority and may restrict the amount of dividends we are able to pay. In line with our financial discipline and deleveraging objectives, any recommended dividends will balance our capital allocation priorities and dividend policy. In addition, we must, under Belgian law and our articles of association, before we proceed with any dividend payment, allocate an amount equal to 5% of our annual net profit on an unconsolidated basis to a legal reserve in our unconsolidated financial statements until the reserve reaches 10% of our share capital, in accordance with Belgian accounting principles.
Fluctuations in the exchange rate between the Euro, the South African rand, the Mexican peso and the U.S. dollar may increase the risk of holding our ADSs and Ordinary Shares.
Our Ordinary Shares currently trade on Euronext Brussels in Euro and we have secondary listings of our shares on the Johannesburg Stock Exchange in South African rand and on the Mexican Stock Exchange (
Bolsa Mexicana de Valores
) in Mexican pesos. Our ADSs trade on the New York Stock Exchange (“
NYSE
”) in U.S. dollars. Fluctuations in the exchange rate between the Euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of our Ordinary Shares trading in different currencies and between the value of our Ordinary Shares and ADSs, which may result in heavy trading by investors seeking to exploit such differences. Similarly, uncertainty over fiscal and budgetary challenges in the United States, Mexico, South Africa and/or Europe may negatively impact global economic conditions, and could trigger sharply increased trading and consequent market fluctuations, which would increase the volatility of, and may have an adverse effect upon, the price of our Ordinary Shares or ADSs.
In addition, as a result of fluctuations in the exchange rate between the U.S. dollar, the Euro, the South African rand and the Mexican peso, the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in Belgium, South Africa or Mexico of any shares withdrawn from the American Depositary Receipt (“
ADR
”) depositary and the U.S. dollar equivalent of any cash dividends paid in Euro on our Ordinary Shares represented by the ADSs could also decline.

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
We entered into a registration rights agreement requiring us to, in certain circumstances, register for resale under the Securities Act of 1933, as amended (the “
Securities Act
”), all registrable shares held by the holders of Restricted Shares (the “
Restricted Shareholders
”) any time after 10 October 2021, the fifth anniversary of the completion of the combination with SAB, at which point the Restricted Shares became eligible for conversion into Ordinary Shares at the option of the Restricted Shareholder. Although the Restricted Shares were generally subject to certain holdback and suspension periods until 10 October 2021, the Restricted Shares, once they are converted to Ordinary Shares, are not subject to a
“lock-up”
or similar restriction under the registration rights agreement. As of 31 December 2021, 44 million Restricted Shares have been converted into Ordinary Shares, on a one-for-one
basis at the election of the holders.
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
Holders of ADSs may be entitled to exercise voting rights with respect to the Ordinary Shares represented by our ADSs only in accordance with the provisions of the deposit agreement (as amended from time to time, the “
Deposit Agreement
”), dated 30 June 2009, as amended from time to time, among AB InBev, The Bank of New York Mellon, as depositary, and the owners and holders of American Depositary Shares from time to time under the Deposit Agreement. The Deposit Agreement provides that, upon receipt of a notice of any meeting of holders of our Ordinary Shares, the depositary will, if we so request, distribute to the ADS holders a notice which shall contain (i) such information as is contained in the notice of the meeting sent by us, (ii) a statement that the ADS holder as of the specified record date shall be entitled to instruct the ADR depositary as to the exercise of voting rights and (iii) a statement as to the manner in which instructions may be given by the holders.

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
i.e.
, companies may depart from the Belgian Corporate Governance Code’s provisions if, as required by law, they give a reasoned explanation of the reasons for doing so.
We rely on a provision in the NYSE Listed Company Manual that allows us to follow Belgian corporate law and the Belgian Corporate Governance Code with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. See “Item 16G. Corporate Governance” for additional information on these differences. In particular, the NYSE rules require a majority of the directors of a U.S.-listed company to be independent while, in Belgium, only three directors need be independent. Our board currently comprises three independent directors and 12 directors not deemed to be “independent” under the NYSE listing standards. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.” The NYSE rules further require that each of the nomination, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on each of these committees meet the technical requirements for independence under Belgian corporate law. All voting members of our Audit Committee are independent for purposes of Rule
10A-3
under the U.S. Securities Exchange Act of 1934, as amended (the “
Exchange Act
”). Our Audit Committee, Nomination Committee and Remuneration Committee have members who would not be considered independent under NYSE rules, and, therefore, our Audit Committee, Nomination

Committee and Remuneration Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of the independence of these committees. However, our Audit Committee, Nomination Committee and Remuneration Committee are composed exclusively of non-executive
directors who are independent of management and whom we consider to be free of any business or other relationship which could materially interfere with the exercise of their independent judgment. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Information about Our Committees—General.”
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
As a “foreign private issuer” in the United States, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than domestic issuers.
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
We are the world’s largest brewer by volume and one of the world’s top ten consumer products companies by revenue. As a consumer-focused, insights-driven company, we produce, market, distribute and sell a diversified portfolio of well over 500 beer and other malt beverage brands. These include brands with significant international distribution, such as Budweiser, Corona (except in the United States), Stella Artois, Beck’s, Leffe, Hoegaarden and Michelob Ultra; and brands primarily distributed to local markets such as Bud Light in the United States, Modelo Especial, Victoria and Pacifico in Mexico; Skol, Brahma and Antarctica in Brazil; Aguila and Poker in Colombia; Cristal and Pilsen Callao in Peru; Quilmes in Argentina; Jupiler in Belgium and the Netherlands; Franziskaner in Germany; Carling Black Label, Castle Lager, Castle Lite and Hansa Pilsener in South Africa; Hero and Trophy in Nigeria; Safari and Kilimanjaro in Tanzania; Harbin and Sedrin in China; and Cass in South Korea. We also produce and distribute soft drinks, particularly in Central and South America and Africa, and beyond beer products, such as Bud Light Seltzer in the United States; and Nutrl Seltzer, Palm Bay, and Mike’s Hard Lemonade in Canada.
Our dedication to quality goes back to a brewing tradition of more than 600 years with the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with origins in St. Louis, U.S.A. since 1852, and the history of the South African Breweries with its origins in Johannesburg in 1895. As of 31 December 2021, we employed more than 169,000 people based in nearly 50 countries worldwide. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our geographic regions. Since 1 January 2019, we have reported our results under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We also report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses, which have not been allocated to the regions.
Our 2021 volumes (beer and
non-beer)
were 582 million hectoliters and our revenue amounted to USD 54.3 billion.
Registration and Main Corporate Details
Anheuser-Busch InBev SA/NV was incorporated on 3 March 2016 for an unlimited duration under the laws of Belgium under the original name Newbelco SA/NV, and is the successor entity to predecessor Anheuser-Busch InBev SA/NV, which was incorporated on 2 August 1977 for an unlimited duration under the laws of Belgium under the original name BEMES. It has the legal form of a public limited liability company (
naamloze vennootschap/société anonyme
). Its registered office is located at Grand-Place/Grote Markt 1, 1000 Brussels, Belgium, and it is registered with the Register of Legal Entities of Brussels under the number 0417.497.106. Our global headquarters are located at Brouwerijplein 1, 3000 Leuven, Belgium (tel.: +32 16 27 61 11). Our agent in the United States is Anheuser-Busch InBev Services LLC, 250 Park Avenue, 2nd Floor, New York, NY 10177.
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

•
In 2004, Interbrew combined with Ambev, a Brazilian company originally formed by the combination of Brahma and Antarctica in 1999–2000, resulting in the creation of InBev. Ambev is listed on the New York Stock Exchange and on the São Paulo Stock Exchange. As of 31 December 2021, we had a 61.8% voting and economic interest in Ambev.

•	In July 2008, InBev combined with Anheuser-Busch Companies by way of an offer for USD 54.8 billion, as a result of which we changed our name to Anheuser-Busch InBev SA/NV.

•
In 2013, we announced the completion of our combination with Grupo Modelo in a transaction valued at USD 20.1 billion, following which we owned approximately 95% of Grupo Modelo’s outstanding shares. We acquired the remaining shares via a mandatory tender offer, which was completed in August 2015.

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

•
On 30 March 2018, we combined our Russia and Ukraine businesses with those of Anadolu Efes through the creation of a new company called AB InBev Efes. Following the closing of this transaction, the newly combined business was fully consolidated into Anadolu Efes. As a result of the transaction, we do not own a controlling stake in AB InBev Efes, do not consolidate these operations and account for our investment in AB InBev Efes under the equity method. See “Item 8. Financial Information—B. Significant Changes” for further details regarding our investment in AB InBev Efes.

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
US-based
metal container operations.

Furthermore, during 2021, 2020 and 2019, we performed a series of other investments and disposals. For further details, see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Investments and Disposals.”

B.	BUSINESS OVERVIEW

1.	STRENGTHS AND STRATEGY
Strengths
We are building a company to last, brewing beer and building brands that will continue to bring people together for the next 100 years and beyond. As a global family of local companies with operations in nearly 50 markets and sales in over 150 countries, we unite approximately 169,000 exceptional people and more than 500 brands around a passion for brewing the highest quality beer. We believe that the following key strengths will drive the realization of our strategic goals and reinforce our competitive position in the marketplace:
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
In 2021, we were one of the largest consumer products companies worldwide, measured by Normalized EBITDA, and held the number one position in terms of total market share of beer by volume in the world, according to Plato Logic Limited. We hold the number one position in terms of total market share of beer by volume, based on our estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. We estimate that we hold the number three position in total market share of beer by volume, and the number one position by volume in the fast-growing premium beer category, in China, the world’s largest beer market by volume.
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
Developed markets represented approximately 41.6% of our 2021 revenue and developing markets represented 58.4% of our 2021 revenue. Our developing markets include Argentina, Bolivia, Botswana, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, India, Mexico, Mozambique, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Uruguay, Vietnam and Zambia.

Strong brand portfolio with global, multi-country and local brands
Our strong brand portfolio addresses a broad range of demand for different types of beer, comprising three categories:

•
Global brands
: Capitalizing on common values and experiences which appeal to consumers across borders, our three global brands, Budweiser, Corona and Stella Artois, have recognition and appeal worldwide in a significant number of markets globally;

•
Multi-country brands
: Building from a strong consumer base in their home markets, our multi-country brands, Beck’s, Hoegaarden, Leffe and Michelob Ultra, bring international flavor to selected markets, connecting with consumers across continents; and

•	Local brands : Offering locally popular tastes, local brands such as Aguila, Bud Light, Cass, Cristal, Harbin, Poker, Skol and Victoria connect particularly well with consumers in their home markets.
With well over 500 brands, of which 20 had an estimated gross revenue of over USD 1.0 billion in 2021, we believe our portfolio is the strongest in the industry. In 2021, seven of our brands – Budweiser, Stella Artois, Bud Light, Corona Extra, Skol, Cass, Brahma – were ranked among the Global Top Ten most valuable beer brands by BrandZ
™
.
Our passion for brewing was evidenced by the 313 awards we won around the world this year, despite the cancellation of many competitions due to the
COVID-19
pandemic, making us the most awarded brewer at major international beer competitions. We continue to focus on creating the highest quality beers to meet consumer needs across a wide variety of occasions.
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
Strong consumer insights-driven brand development capabilities
As a consumer-focused, insights-driven company, we continuously strive to understand the values, lifestyles and preferences of today’s consumers. Furthermore, we want to provide superior products to our consumers across key categories. We expect that this will allow us to remain relevant, as well as build fresh appeal and competitive advantage through innovative products and services tailored to meet evolving consumer needs. We believe that consumer demand can be best anticipated by a close relationship between our innovation and insight teams in which current and expected market trends trigger and drive research processes. To better address changing consumer behaviors, it is also critical that we have a diverse portfolio of products that target a variety of consumer needs and occasions. Successful examples of recently developed products or insights deployed include Michelob Ultra Seltzer (U.S. & Mexico), Stella Artois 0.0 (U.S., Belgium and Argentina), Bud Light Seltzer (Canada), Modelo Pure Malt (Mexico), Poker Double Malt (Colombia), Cusquena Double Malt (Peru), Budweiser Magnum (China), Hanmac (South Korea), Beck’s Unfiltered (Germany), Castle Double Malt (South Africa), Michelob Ultra (Brazil, Colombia) and Quilmes Double Malt (Argentina).
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
We have a number of group-wide cost efficiency programs in place, including:

•
Zero-Based Budgeting or ZBB
: Under Zero-Based Budgeting (“
ZBB
”), budget decisions are unrelated to the previous year’s levels of expenditure and require justification starting from a zero base each year. Employee compensation is closely tied to delivering on zero-based
budgets. ZBB has been successfully introduced into all of our major markets, as well as our global headquarters.

•
Voyager Plant Optimization or VPO
: Voyager Plant Optimization (“
VPO
”) aims to bring greater efficiency and standardization to our brewing operations and to generate cost savings, while at the same time improving quality, safety and the environment. VPO also entails assessment of our procurement processes to maximize purchasing power and to help us achieve the best results when purchasing a range of goods and services. Behavioral change towards greater efficiencies is at the core of this program, and comprehensive training modules have been established to assist our employees with the implementation of VPO in their daily routines.

•
Business Shared Services Centers
: We have established a number of business shared services centers across our business segments which focus on transactional and support activities within our group. These centers help to standardize working practices and identify and disseminate best practices.

Experienced management team with a strong track record of delivering synergies through business combinations
During the last two decades, our management, including the management of our predecessor companies, has executed a number of merger and acquisition transactions of varying sizes, with acquired businesses being successfully and smoothly integrated into our operations, realizing significant synergies. Notable historical examples include the creation of Ambev in 2000 through the combination of Brahma and Antarctica, the acquisition of Beck’s by Interbrew in 2002, the combination of Ambev and Quilmes in 2003, Ambev gaining control of Labatt in 2004 and the creation of InBev in 2004 from the combination of Interbrew and Ambev. More recent examples include the combination with Anheuser-Busch Companies in November 2008, the combination with Grupo Modelo in June 2013 and the combination with SAB in October 2016.
Our strong track record also extends to successfully integrating brands such as Budweiser, Corona and Stella Artois into our global brand portfolio and distribution network, including leveraging Ambev’s distribution channels in Latin America and Canada.
Strategy
Our strategy is centered around our Purpose
We Dream Big to Create a Future with More Cheers.
Our purpose represents what we can make possible with our global ecosystem. It enables us to unlock and harness our existing infrastructure and assets to deliver more innovation, more sustainability, more occasions and more value for all our stakeholders. Energized by our new purpose and guided by our strategy, we are transforming our company from being the category leader to leading category growth.

Together with our purpose, we developed a comprehensive
10-year
plan to evaluate our global business, the key growth opportunities and how we can leverage our ecosystem to drive long-term value creation. This
10-year
plan is the foundation of our strategy, which is defined by three key pillars:
Lead and Grow the Category
We are executing five proven and scalable levers to drive category expansion and deliver consistent, balanced and profitable top-line
growth:

i.	Category inclusivity : making the beer category more accessible for all consumers through focusing on inclusive pack and product innovations, particularly in emerging and developing markets;

ii.	Core superiority : offering a superior value equation to consumers and customers with superior products, packaging, positioning, and in-store and digital activation;

iii.	Occasions Development : extending beer offerings into new and growing consumption occasions;

iv.	Premiumization : providing consumers an opportunity to trade up through a market-leading portfolio of premium and super premium brands; and

v.
Beyond Beer
:
expanding our portfolio into fast-growing Beyond Beer segments such as flavored alcoholic beverages, hard seltzers and canned cocktails to tap into consumers and occasions in which beer is under indexed.

Since the combination with SAB, we have adopted a new way of looking at the beer category that recognizes different market maturities and the role of brand portfolios in driving category health. We are excited about the growth opportunities we are seeing in more than 50 markets—in emerging, developing and developed markets—and this positions us for sustainable and profitable long-term revenue growth, delivered with a healthy balance between volume and revenue per hectoliter. As a result of now having operations in virtually every major beer market, we have an enhanced understanding of the key moments of consumption, and to focus our sales, marketing, product development and other brand-building activities on capturing a greater share of these consumption opportunities. We believe that by understanding, embracing and enriching consumption moments and occasions, we have the opportunity to lead and grow the category and deliver increased shareholder value.
Digitize and Monetize our Ecosystem
We aim to unlock value from our existing assets and expand our addressable market through the digitization and monetization of our ecosystem. We have built a vibrant ecosystem with more than 2 billion consumers and 6 million customers, generating over 10 million weekly transactions. New technology capabilities and access to data at scale have unlocked multiple ways for us to create value for and from that ecosystem. Through our digital platforms, such as BEES, our proprietary B2B
e-commerce
platform,
direct-to-consumer
e-commerce
solutions, and emerging biotech initiatives, such as Evergrain and Biobrew, we have opportunities to accelerate our growth and build on our strong ecosystem.
Optimize our Business
To deliver our strategy and maximize value creation for our stakeholders we are focused on three areas to optimize our business: disciplined resource allocation to drive growth, robust risk management and an efficient capital structure.

Prioritizing our ESG Agenda
We believe that a strong ESG agenda is vital for our future. From building a resilient and agile value chain to solidifying our role as a trusted partner in local communities to identifying and capturing new sources of business value, ESG will play a key role in delivering on our company strategy and purpose. Our ESG strategy and commitments come down to a simple insight: by virtue of our integration in local communities, our beliefs and values, our people and our commercial scale, we have the ability to be part of the solution to create a future with more cheers – one with shared prosperity for our communities, for the planet and for our company.

•
Smart Drinking and Moderation
: We have a global commitment to reduce harmful drinking and believe that AB InBev can make a meaningful difference in at least three areas: road safety, responsible beverage service, and screenings and brief interventions.

•
Climate
: Our business is one that is closely tied to the natural environment: Agricultural crops and water are our key ingredients, we require raw materials for our packaging, and we need energy and fuel to brew and transport our beers. All of these have the potential to be impacted by climate change, and we are already experiencing climate-related impacts—both environmental and social—in our value chain.

•
Water stewardship
:
Water is a critical resource for the health and well-being of every community around the world. As the world’s leading brewer, we are committed to being a part of the solution to the growing water challenges across our communities and supply chain.

•
Sustainable agriculture
:
We depend on high-quality agricultural crops from thriving communities and healthy ecosystems to brew our beers. We see the increasing impact from climate change in our sourcing regions, which is why we work to build resilience through crop management, improved varieties and risk mitigation tools while also exploring how agriculture can be part of the solution to reducing Greenhouse Gas (“
GHG
”) emissions, protecting watersheds and improving biodiversity.

•
Entrepreneurship
:
Small businesses play a critical role in the economic development of communities by generating employment, providing vital services and contributing toward innovation. In this regard, we seek to strengthen the small businesses in our value chain through our programs with smallholder farmers, suppliers, retailers and recycling collectors.

•
Circular packaging
: As the world faces increasing resource scarcity, we expect that taking a circular approach to packaging and improving the materials we use will deliver long-term financial benefits and provide our business with long-term packaging supply security while eliminating waste. We are seeking to reduce packaging and the need for virgin materials where possible, increasing recycled content, identifying opportunities to recycle materials and promoting the recovery and reuse of packaging in its original form.

•
Ethics and Transparency
:
To foster ethical conduct and transparency, we have implemented internal codes and global policies on a range of ethical issues, including anti-bribery and corruption, digital ethics, human rights and anti-discrimination. Most importantly, we never take shortcuts. Integrity, hard work, quality and responsibility are essential to our growth.

•
Diversity and Inclusion
: Our diversity and inclusion strategy focuses on creating a Future with More Cheers through our people, workplace, marketplace, value chain and communities. A diverse company is critical to connecting with consumers and driving business performance and innovation.

For further information about our Purpose of Dreaming Big to Create a Future with More Cheers, see “—13. Social and Community Matters.”
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
The table below sets out the main brands we sell in the markets listed below as of 31 December 2021. We expect that significant growth opportunities will arise from marketing our brand portfolio through a largely complementary distribution network.

Country by Region	Brands
North America

Canada
Beer and Beyond Beer
: Alexander Keith’s, Archibald, American Vintage, Beach Day Every Day, Beck’s, Brava, Bud Light, Bud Light Seltzer, Bud Light Strawberry Lemonade, Budweiser, Busch, Corona, Goose Island, Hoegaarden, Kokanee, Labatt 50, Labatt Blue, Lakeport, Leffe, Löwenbräu, Lucky, Michelob Ultra, Mike’s Hard Lemonade, Mike’s Freeze, Mill Street, NUTRL, NUTRL Juice, Okanagan, Oland, Palm Bay, Rockstar, Rolling Rock, Shock Top, Stanley Park, Stella Artois, Tempo

United States
Beer and Beyond Beer
: 10 Barrel, Beck’s, Blue Point, Breckenridge, Bud Light, Bud Light Lime, Bud Light Platinum, Bud Light Platinum Seltzer, Bud Light Seltzer, Bud Light Chelada, Bud Light Orange, Bud Light Lemonade, Budweiser, Budweiser Zero, Budweiser Select, Busch, Busch Light, Cutwater, Devil’s Backbone, Elysian, Estrella Jalisco, Four Peaks, Golden Road, Goose Island, Hoegaarden, Karbach, Landshark, Leffe, Michelob Ultra, Michelob Ultra Infusions, Michelob Ultra Pure Gold, Michelob Ultra Seltzer, Natural Light, Natural Light Seltzer, Presidente, the Rita family, Rolling Rock, Shock Top, Stella Artois, Virtue, Wicked Weed

Middle Americas

Colombia
Beer and Beyond Beer
: Aguila family, Azteca, Bahia, Beck’s, Bogota Beer Company, Budweiser, Busch Light, Club Colombia family, Cola y Pola, Corona, Corona Tropical, Costeña family, Michelob Ultra, Mike’s Hard, Modelo Especial, Nativa (local crop), Pilsen, Poker family, Redd’s, Stella Artois

Country by Region	Brands

Non-Beer : Malta Leona, Pony Malta, Zalva

Dominican Republic	Beer : Bohemia, Brahma, Budweiser, Corona, Franziskaner, Goose Island, Hoegaarden, Leffe, Modelo (Especial and Negra), Presidente family, Stella Artois, Shock Top, Spaten, The One

Non-Beer : 7UP, 911, Coco Rico, Enriquillo, Guaraná Antarctica, Malta Bohemia, Malta Löwenbräu, Malta Morena, Montpellier water, Pepsi, Red Bull, Red Rock, VitaMalt

Ecuador	Beer : Archer Lager, Archer Light, Beck’s, Budweiser, Club family, Corona, Michelob Ultra, Modelo Especial, Nuestra Siembra, Pilsener, Pilsener Light, Stella Artois, Suprema

Non-Beer : Manantial water, Nutrimalta, Origen, Origen Vibes, Pony Malta

El Salvador	Beer : Budweiser, Corona Cero, Corona, Golden, Golden Extra, Michelob Ultra, Modelo, Pilsener, Santa Cruz, Stella Artois, Taurino

Non-Beer : Ades, Coca-Cola, Cristal Sparkling, Cristal (Water), Del Valle, Fanta, Fuze Tea, Monster, Oasis (Water), Powerade, Sprite, Tropical

Guatemala	Beer : Beck’s, Brahva, Bud Light, Budweiser, Busch Light, Corona, Goose Island, Hoegaarden, Leffe, Michelob Ultra, Modelo (Especial and Negra), Stella Artois

Honduras	Beer and Beyond Beer : Barena, Barena Lime, Corona, Imperial, Legacy, Michelob Ultra, Michelob Ultra Seltzer, Port Royal, SalvaVida, Stella Artois

Non-Beer : Acti Malta, Ades, Coca-Cola, Dasani (Water), Del Valle, Fanta, Fresca, Fuze Tea, Monster, Powerade, Sprite, Tropical, Vital (Water)

Mexico
Beer and Beyond Beer
: Barrilito, Beck’s, Bocanegra, Bud Light, Budweiser, Busch Light, Carta Clara, Corona Agua Rifada, Corona Cero
(non-alcoholic),
Corona Extra, Corona Light, Cucapá, Estrella, Goose Island, Guinness, Hoegaarden, Leon, Mexicali, Michelob Ultra, Michelob Ultra Seltzer, Modelo Ambar, Modelo Especial, Montejo, Pacifico, Stella Artois, Tijuana, Tropical Light, Victoria, Vickychelada, Vicky Chamoy

Non-Beer : Nestlé Pureza Vital, Perrier, Red Bull, Sn. Pellegrino, Sta. María

Panama	Beer : Atlas, Atlas Golden Light, Atlas Golden Xtra, Balboa, Balboa Ice, Becks, Budweiser, Corona, Hoegaarden, Leffe, Michelob Ultra, Modelo (Especial and Negra), Presidente, Stella Artois

Non-Beer : 7UP, Agua Brisa, Canada Dry, Malta Vigor, Mirinda, Orange Crush, Pepsi, Pony Malta, Squirt

Peru	Beer and Beyond Beer : Arequipeña, Barbarian, Becks, Budweiser, Corona, Cristal, Cusqueña family, Golden, Michelob Ultra, Mike’s Hard, Pacífico, Pilsen Callao, Pilsen Trujillo, San Juan, Stella Artois

Country by Region	Brands

Non-Beer : Agua Tonica Backus, Guaraná Backus family, Maltin Power, Malta Cusqueña, San Mateo water, Viva Backus

South America

Argentina
Beer and Beyond Beer
: 1930, Andes, Andes Origen, Brahma, Bosque, Budweiser, Capriccio, Corona, Dante Robino Reserva, Dante Robino Varietales, Gran Dante, Isidra, Mikes, Novecento, Novecento Raices, Patagonia, Ping, Quilmes, Stella, Temple

Non-Beer
: Rockstar, Tratenfú

Bolivia	Beer : Báltica, Beck’s, Bicervecina, Bock, Brahma, Chicha Taquiña, Corona, Coronita, Ducal, El Inca, Huari, Imperial, Paceña, Stella Artois, Taquiña

Non-Beer : 7Up, Guarana, Gatorade, H20H!, Maltin, Ortinal Mirinda, Pepsi

Brazil
Beer and Beyond Beer
: Antarctica, Antarctica SubZero, Beats, Becks, Bohemia, Brahma, Brahma Duplo Malte, Budweiser, Colorado, Corona, Hoegaarden, Leffe, Michelob Ultra, Mike’s Hard Lemonade, Nossa, Original, Serramalte, Skol, Skol Puro Malte, Spaten, Stella Artois

Non-Beer : Antárctica Guaraná, Gatorade, H2OH!, Lipton, Pepsi, Sukita, Tônica Antarctica

Chile
Beer
: Baltica, Baviera, Beck’s, Becker, Brahma, Budweiser, Bud Light, Corona, Coronita, Cusqueña, Goose Island, Hoegaarden, Kilometro 24.7, Kona, Leffe, Malta del Sur, Michelob Ultra, Modelo, Modelo Especial, Negra Modelo, Paceña, Pilsen Del Sur, Quilmes, Stella Artois

Paraguay
Beer
: Antarctica, Baviera, Bohemia, Brahma, Brahma Subzero, Budweiser, Bud Light, Bud66, Colorado, Corona, Goose Island, Hoegaarden, Leffe, Norte, Ouro Fino, Patagonia, Pilsen, Pilsen Nande, Quilmes, Skol, Stella Artois

Non-Beer
: Dante Robino

Uruguay
Beer
: Beck’s, Brahma, Budweiser, Corona, Franziskaner, Goose Island, Hoegaarden, Leffe, Löwenbräu, Michelob Ultra, Munich, Negra Modelo, Norteña, Oceánica, Patagonia, Patricia, Pilsen, Quilmes, Stella Artois, Zillertal

Non-Beer : 7UP, Gatorade, Guarana, H2OH!, Mirinda, Paso de los Toros, Pepsi, Teem

EMEA

Belgium	Beer and Beyond Beer : Belle Vue, Corona, Cubanisto, Ginette, Hoegaarden, Jupiler, Kwak, Leffe, Stella Artois, Tripel Karmeliet, Victoria Strong Blond

Country by Region	Brands

France
Beer and Beyond Beer
: Beck’s, Belle Vue, Bud, Camden, Corona, Cubanisto, Franziskaner, Ginette, Goose Island, Hoegaarden, Jupiler, Kwak, Leffe, Lowenbrau, Stella Artois, Tripel Karmeliet, Victoria Strong Blond

Germany	Beer : Beck’s, Corona, Diebels, Franziskaner, Haake-Beck, Hasseroeder, Lowenbrau, Leffe Spaten

Italy	Beer : Beck’s, Birra del Borgo, Budweiser, Corona, Franziskaner, Goose Island, Hoegaarden, Jupiler, Kwak, Leffe, Lowenbrau, Spaten, Stella Artois, Tennent’s Super

Luxembourg	Beer : Budweiser, Corona, Diekirch, Franziskaner, Hoegaarden, Jupiler, Kwak, Leffe, Stella Artois, Tripel Karmeliet

Netherlands	Beer and Beyond Beer : Bud, Corona, Cubanisto, Dommelsch, Franziskaner, Goose Island, Hertog Jan, Hoegaarden, Jupiler, Kwak, Leffe, Lowenbrau, Stella Artois, Tripel Karmeliet, Victoria Strong Blond

Spain	Beer and Beyond Beer : Beck’s, Budweiser, Corona, Cubanisto, Dorada, Franziskaner, Hoegaarden, La Virgen, Leffe, Lowenbrau, Spaten, Stella Artois, Tropical

United Kingdom
Beer and Beyond Beer
: Bass, Beck’s, Boddington’s, Brahma, Budweiser, Bud Light, Bud Light Seltzer, Camden, Corona, Franziskaner, Goose Island, Hoegaarden, Leffe, Lowenbrau, Magners Cidre, Mahou, Michelob Ultra, Mike’s Hard Seltzer, Spaten, Stella Artois, Stella Artois Cidre

Botswana	Beer and Beyond Beer : Budweiser, Carling Black Label, Castle Free, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Redd’s, Stella Artois, St. Louis family

Non-Beer : Chibuku

eSwatini
Beer and Beyond Beer
: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Lion Lager, Redd’s, Sibebe, Smirnoff, Stella Artois

Ghana	Beer : Budweiser, Club Premium Lager, Club Shandy, Eagle, Eagle Extra Stout, Stella Artois

Non-Beer : Beta Malt

Lesotho
Beer and Beyond Beer
: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Free, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Maluti Premium Lager, Redd’s, Smirnoff, Stella Artois

Mozambique	Beer and Beyond Beer : 2M, Budweiser, Carling Black Label, Castle Lite, Corona, Dourada, Flying Fish, Impala family, Laurentina family, Manica, Stella Artois, Smirnoff

Namibia	Beer and Beyond Beer : Budweiser, Carling Black Label, Castle Lager, Castle Free, Castle Lite, Corona, Eagle Lager, Flying Fish, Lion, Redd’s, Stella Artois

Country by Region	Brands

Nigeria	Beer : Budweiser, Castle Lite, Eagle, Eagle Stout, Hero, Trophy, Trophy Stout

Non-Beer : Beta Malt, Grand Malt, Rootz

South Africa
Beer and Beyond Beer
: Black Crown, Brutal Fruit, Budweiser, Carling Black Label, Castle Double Malt, Castle Free, Castle Lager, Castle Lite, Castle Milk Stout, Corona, the Flying Fish family, Guinness, Hansa Pilsener, Hoegaarden, Leffe, Lion Lager, Newlands Spring, Redd’s family, Shine Club, Smirnoff, Stella Artois

Non-Beer : Red Bull

Tanzania	Beer and Beyond Beer : Balimi, Bingwa, Budweiser, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Eagle, Flying Fish, Kilimanjaro, Ndovu, Redd’s, Safari

Non-Beer : Dodoma, Grand Malt, Konyagi, Ndovu Special Malt, Safari Water, Vladmir, Valuer

Uganda	Beer and Beyond Beer : Budweiser, Castle Lite, Castle Milk Stout, Club Pilsener, Eagle family, Nile family, Redds

Zambia	Beer : Budweiser, Carling Black Label, Castle Lager, Castle Lite, Corona, Eagle, Flying Fish, Leffe, Mosi, Stella Artois

Asia Pacific

China	Beer : Beck’s, Blue Girl, Boxing Cat, Budweiser, Bud Light, Corona, Franziskaner, Ginsber, Goose Island, Harbin family, Hoegaarden, Leffe, Sedrin, Stella Artois

India	Beer : Beck’s Ice, Budweiser, Bud 0.0%, Budweiser Magnum, Corona, Foster’s, Haywards, Hoegaarden, Hoegaarden 0.0, Hoegaarden 0.0 Rose, Knockout, Royal Challenge

South Korea	Beer : Budweiser, Cass, Corona, FilGood, Goose Island, HANMAC, Hoegaarden, OB Lager, Stella Artois

Vietnam	Beer : Beck’s family, Budweiser, Corona, Hoegaarden, Leffe, Stella Artois, Zorok

The table below sets out our sales broken down by business segment for the periods shown:

	2021		2020		2019
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	16,257	29.9%	15,622	33.3%	15,488	29.6%
Middle Americas	12,541	23.1%	10,032	21.4%	11,912	22.8%
South America	9,494	17.5%	8,092	17.3%	9,790	18.7%
EMEA	8,032	14.8%	6,835	14.6%	7,911	15.1%
Asia Pacific	6,848	12.6%	5,648	12.0%	6,544	12.5%
Global Export and Holding Companies	1,133	2.1%	652	1.4%	685	1.3%
Total	54,304	100.0%	46,881	100.0%	52,329	100.0%

Notes:

(1)
Revenue is turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020—Revenue” of this Form
20-F
and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2020 Compared to the Year Ended 31 December 2019—Revenue” of our Annual Report on Form
20-F
for the fiscal year ended 31 December 2020.
The table below sets out the breakdown between our beer and
non-beer
volumes and revenue. Based on our actual historical financial information for these periods, our non-beer
activities accounted for 12.0% of consolidated volumes in 2021, 11.3% of consolidated volumes in 2020 and 11.1% of consolidated volumes in 2019. In terms of revenue, our non-beer
activities generated 9.2% of consolidated revenue in 2021 compared to 7.2% in 2020 and 8.3% in 2019, based on our actual historical financial information for these periods.

	Beer and Beyond Beer (1)(2)(3)			Non-Beer (3)			Consolidated
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Volume (million hectoliters)	512	471	498	70	60	63	582	530	561
Revenue (2) (USD million)	49,333	43,044	47,984	4,971	3,387	4,345	54,304	46,881	52,329

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

•
Budweiser is one of the
top-selling
beers globally. Sales outside the United States represented over 70% of global Budweiser volume in 2021. In 2021, Budweiser was once again ranked as the most valuable beer brand worldwide, according to BrandZ
™
. Budweiser also continues to support international football year-round as the sponsor of the English Premier League, La Liga and superstar Lionel Messi.

•
Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in more than 130 countries. In 2021, it was ranked number five in the BrandZ
™
list of most valuable beer brands worldwide. We granted Constellation Brands, Inc. the exclusive right to market and sell Corona beer and certain other Grupo Modelo beer brands in the 50 states of the United States, the District of Columbia and Guam, including Victoria, Modelo Especial, Pacifico and Negra Modelo.

•
Hoegaarden is the world’s best-selling wheat beer. Based on its brewing tradition dating back to 1445 in Belgium, Hoegaarden is top fermented and then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

•
Leffe is one of the most famous abbey beers in the world. A rich, full-bodied beer with a distinctive flavor that hails from Belgium, Leffe has the longest heritage in our beer portfolio and is available in over 90 countries worldwide.

•
Michelob Ultra was rolled out nationally in the United States in 2002 and grew to become the second largest beer brand by value, in the U.S. in 2019, behind only Bud Light. A low calorie, low carb beer associated with an active lifestyle, Michelob Ultra has been the fastest-growing beer brand in the United States since 2016, according to IRI (based on volume share gains). This strong history of success has now been replicated in multiple international markets, including Canada, Mexico, Honduras, El Salvador, Peru, Chile, Brazil, Colombia, England, Argentina and Guatemala. In 2022, we aim to continue its expansion to more than 20 markets.

•
Stella Artois is the number one Belgian beer in the world according to Plato Logic Limited, it is the world’s third most valuable beer brand according to the BrandZ
™
list of most valuable beer brands worldwide and it is distributed in over 100 countries worldwide. As a premium lager with roots tracing back to 1366 in the town of Leuven, Belgium, its legacy of quality and elegance is reflected in its iconic chalice and nine-step pouring ritual. The top three markets in terms of revenue for Stella Artois as of 2021 are the United States, the United Kingdom and Brazil with expansion plans well under way in several new growth markets, including South Africa and Mexico.

North America

•
Bud Light is the best-selling beer in the United States and the leader in the light category. It is the official sponsor of the NFL (National Football League), with the arrangement most recently extended to 2027.

Middle Americas

•
Modelo Especial is a full-flavored pilsner beer brewed with premium two-row
barley malt for a slightly sweet, well-balanced taste with a light hop character and crisp finish. Brewed since 1925, it was created to stand for pride and authenticity.

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
South America

•
Skol is the leading beer brand in the Brazilian market, according to Plato Logic Limited. Skol has been a pioneer and innovator in the beer category, engaging with consumers and creating new market trends and products such as Skol Puro Malte, which launched in 2019.

•
Brahma Franchise brands, together, are the second most consumed beer brand in Brazil, according to Plato Logic Limited. It was one of the Brazilian official sponsors of the 2018 FIFA World Cup
™
, and in 2020 was one of the main brands to entertain consumers at home with the livestream concerts. Brahma Duplo Malte was launched in 2020 and is one of the best examples of our innovation strategy, resulting from actively listening to consumer demands.

EMEA

•
Jupiler is Belgium’s largest brand by volume, according to Plato Logic Limited. It is the official sponsor of the Belgian National Football Team, “The Red Devils”. It also sponsors the most important Belgian professional football league, the Jupiler Pro League.

Africa

•	Carling Black Label is Africa’s most awarded beer as well as South Africa’s biggest brand by volume and brand power. It is brewed to deliver a distinctly aromatic and full-flavored refreshment.

•
Castle Lager is popularly described as South Africa’s national beer, first brewed in Johannesburg in 1895 using homegrown ingredients, giving it the iconic “somewhat dry, somewhat bitter, never sweet” taste. Castle Lager is the official sponsor of several South African sporting associations.

•
Castle Lite was first brewed in South Africa in 1994 with a mission to provide the coldest and most refreshing lite beer on the South African market. Today, it is an Africa-wide premium brand enjoyed in 14 countries and continues to innovate to offer consumers “extra cold” refreshment.

•
Flying Fish Premium Flavored Blend combines the pure refreshment of beer with delicious, fresh flavors: pressed lemon and green apple. With an easy drinking taste, Flying Fish offers something different for consumers, beer and cider drinkers alike, looking to share new experiences.

•	Hansa Pilsener is brewed in true pilsener style, using the Saaz hop and a special blend of ingredients to deliver quality refreshment.

•	Hero is a Nigerian beer brewed using local sorghum and malted barley.

•
Kilimanjaro Premium Lager is named after Tanzania’s iconic Mount Kilimanjaro, the highest mountain in Africa. Launched in 1996, it boasts an easy drinking taste made from ingredients grown on the slopes of Mount Kilimanjaro and nourished by the pure waters that flow from its ice-capped
peak. It is light in color with 4.5% alcohol by volume (“ABV”) and a crisp refreshing taste.

•
Safari, first brewed in Tanzania in 1977, is a full-flavored, full-bodied beer with a rich golden color and taste that gave rise to a new era of beer brewing in Tanzania. Today it is still the mainstream category leader in terms of brand power, inspiring young Tanzanian consumers to follow their paths.

•
Trophy Lager beer is one of the top selling beers in Nigeria. Originated in 1978, Trophy has grown from a small core brand in the west of Nigeria to a strong lovemark (a brand that commands both high respect and “love” from consumers) and is now expanding nationally. Sales have grown by double digits over the years and Trophy now contributes 46% to our beer business in Nigeria. Trophy is known as the honorable beer that accords respect to Nigerian consumers and Nigeria.

Asia Pacific

•	Cass is the market leader in South Korea.

•	Harbin is a national brand with its roots in the northeast of China.

•	Sedrin is a strong regional brand that originated in China’s Fujian province.

•	Haywards 5000, India’s original strong beer, is one of the largest core lager brands in India and is made from high quality malt to deliver a full bodied, full flavoured taste enjoyed by millions.
No-
and
Low-Alcohol
Beer
We take pride in empowering consumers to make smart drinking choices. Consumers around the world are becoming interested in no-
and
low-alcohol
beers that allow them to enjoy a beer experience, with less or no alcohol involved. Making that choice available to more consumers globally is a core pillar of advancing our Smart Drinking Goals. Specifically, we have aimed to ensure no-
and
low-
alcohol beer (NABLAB) products represent at least 20% of our global beer volume by the end of 2025. While we are not on track to meet this goal, we are making significant strides and have expanded our NABLAB portfolio from 26 to 42 brands over the last five years. Our no-alcohol
beer brands are now available in 17 of our top 20 markets, while low-alcohol
beer brands (3.5% alcohol or below) are now available in 14 markets. For further details please see “Item 4. Information on the Company—B. Business Overview—13. Social and Community Matters—Smart Drinking.”

We have continued to expand our global portfolio of
non-alcoholic
beverages, which currently houses over 30 brands. As of 2021, China, Panama and Costa Rica already have no-
and
low-alcohol
beer representing more than 20% of their beer volumes. Additionally, Brahma 0.0% is the number one non-alcoholic
beer in Brazil. Our additional
non-alcohol
beverage brands include Budweiser Zero in the United States, Canada, the U.K., India, Brazil and Netherlands, Beck’s NA in the United States, Canada, the U.K. and Germany, Corona Cero in Mexico and Stella Artois 0.0 in Belgium, the U.K., Argentina, the United States and Chile. See “—Beer” above for more information.
Beyond Beer
Our Beyond Beer Brands have allowed us to tap into new occasions and draw new consumers to our portfolio and the category.
Hard seltzer remained a clear highlight of 2021 with strong results from Bud Light Seltzer, Michelob Ultra Hard Seltzer and Nutrl Vodka Soda, among several other offerings across the U.S. and Canada. We also continued our expansion of the hard seltzer category globally with Mike’s Hard Seltzer in UK and Michelob Ultra Hard Seltzer in Mexico.
We also saw strong performance across multiple markets from our flavored alcoholic beverages: Brutal Fruit and Flying Fish in South Africa; Beats in Brazil; Palm Bay in Canada. Our Canadian brand Mike’s Hard Lemonade is now in 7 markets including Brazil, Peru, Colombia and China, with plans to expand in Europe, South America, Asia and Africa.
Additionally, we are exploring innovative beverage offerings.
Ready-To-Drink
(RTD) cocktails are the fastest growing segment in the U.S. alcohol industry, and we believe that the RTD category can democratize bar-quality
cocktails and expand to markets that show an appetite for premium cocktails. For instance, Cutwater, our canned, bar-quality
cocktail line, continues to expand rapidly. Cutwater is now the number one RTD cocktail in the full-flavored cocktail space in the US, and grew twice as fast as the industry in 2021 and over 200% compared to 2020. We plan to expand Cutwater to over ten markets in 2022, with a focus on more developed markets with higher consumer demand for premium beverages.
All these brands are designed to grow the Beyond Beer business and improve our market share of total alcoholic beverages by addressing changing consumer trends and preferences.
Non-Beer
Non-Alcohol
Beverages
While our core business is beer, we also have an important presence in the
Non-Alcohol
Beverages (“
NAB
”) market. We have NAB operations primarily in Latin America and Africa, and our subsidiary Ambev has NAB operations in South America and the Caribbean. The NAB market includes both carbonated and non-carbonated
beverages.
Our NAB business includes both our own brands and agreements with other global players such as PepsiCo, Inc. (“
PepsiCo
”) related to bottling, selling and distribution of PepsiCo brands. Ambev has a long-term agreement with PepsiCo whereby it has been granted the exclusive right to bottle, sell and distribute certain PepsiCo brands in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea. Through our Latin America South operations, Ambev is also PepsiCo’s bottler for Argentina, Uruguay and Bolivia, as well as in the Dominican Republic and Panama. In Panama, we also produce and bottle other third-party soft drink brands, such as Canada Dry Ginger Ale, Squirt and Crush.
Apart from the bottling and distribution agreements with PepsiCo, Ambev also produces, sells and distributes its own non-alcoholic
beverages. Its main carbonated soft drinks brand is Guaraná Antarctica.

In 2019, we completed the sale of all our carbonated soft drink business in eSwatini (Swaziland) and certain non-alcoholic
beverage brands in El Salvador and Honduras. In El Salvador and Honduras, we have executed long-term bottling, selling and distribution agreements with The Coca-Cola Company which became effective in 2019 upon the closing of the El Salvador and Honduras brand divestitures. Examples of brands covered by these agreements include Coca-Cola, Tropical, Fanta, Fresca, Sprite, Dasani, Del Valle, Powerade, among others. In 2020, The Coca-Cola Company acquired our interest in the bottling operations of our business in Lesotho.
We also have selling and distribution agreements with Red Bull GmbH to sell Red Bull Energy Drinks in markets such as Argentina, Brazil, China, Dominican Republic, South Africa and others.
In the United States, we currently have in place master distribution agreements with Ghost Energy Drink and Super Coffee.
A wholly-owned subsidiary of Labatt, the Canadian subsidiary of our subsidiary Ambev, researches non-alcohol
beverages containing THC and CBD and commercializes a
non-alcohol
CBD beverage in Canada only.
Other Alcoholic Beverages
We are actively exploring opportunities in other categories through ZX Ventures, with initiatives across the globe. In Hard Seltzers and RTD beverages, we launched Mike’s Hard Lemonade in Colombia, Peru, Brazil and Argentina. In South Africa we launched Flying Fish, a flavorful and refreshing sparkling alcoholic drink, and made investments to grow Black Crown, the classic RTD gin & tonic. In China, For Chill was established as an RTD beverage that leverages popular tea tastes and twists them into a hard version. We also have pilots in the Wine & Spirits category with Somm wine in Brazil and Cutwater spirits in the UK.
ZX Ventures
ZX Ventures is our global investment and innovation group. ZX Ventures is focused on seeding and launching beverages of the future and building, investing in and scaling new ventures outside of our core business.
ZX Ventures invests in areas of varying adjacency to our core beer business, thematically including beverages, sustainability and circular solutions, logistics & supply chain,
e-commerce
and
in-home
solutions, retail technology and the future of food and biotechnology.
Z-Tech
Z-Tech
is our global technology and innovation hub whose mission is to empower small and medium-sized
businesses (SMBs) through technology, creating an environment where those businesses and their families can thrive for the long term.
Z-Tech
teams make use of an agile methodology as they define small and medium-sized
businesses’ needs, explore technology solutions, validate through proof-of-concept
and pilot before scaling across the globe.
Z-Tech
currently focuses on providing financial services solutions to SMBs.
Z-Tech
was created in 2019 and is currently active in Brazil, Mexico, Colombia, Peru, Ecuador and the Dominican Republic, with plans to expand to other markets in 2022.
BEES
BEES is our proprietary B2B
e-commerce
platform focused on turning customer pain points into growth opportunities and leveraging the power of data and technology to transform the traditional sales model. BEES is a digital platform where retailers can browse products, place orders, earn rewards, arrange deliveries, manage invoices, and access business insights all from one place. BEES aims to improve the businesses and livelihoods of retailers through digital inclusion. BEES has two main commercial objectives: to accelerate profitable growth in our core business and to leverage our assets to unlock new and profitable business opportunities. BEES was launched at the end of 2019 in the Dominican Republic and is currently live in 16 markets, including Brazil, Mexico, Colombia, Argentina, South Africa, Peru, Ecuador, China and the US. In 2021, BEES captured approximately USD 20 billion in gross merchandise value, reaching 2.5 million monthly active users.

DTC &
e-commerce
Our Direct to Consumer (DTC) business is made up of a portfolio of digital and physical products that address different consumer needs, combining fast-growing
e-commerce
platforms, such as
Ze-Delivery
in Brazil, and 12,000 retail stores, such as Modeloramas in Mexico, to create an ecosystem that has generated nearly USD 1.5 billion in revenues in 2021, and has scaled in several key markets. DTC solutions enable us to personalize portfolio offerings at scale and execute activations to drive higher customer lifetime value. Owning the consumer transaction from awareness to purchase helps us to better direct marketing investments while increasing speed to market. DTC is opening exciting new opportunities for us to expand into new occasions, to premiumize, and to grow the category, as we continue to learn more from our consumers and use this knowledge to help our brands improve execution at retail.

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
Effective 1 January 2019, we have been organized into six business segments.
The business segments and their corresponding countries are:

•	North America : the United States and Canada;

•	Middle Americas : the Caribbean, Colombia, Costa Rica, the Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Panama and Peru;

•	South America : Argentina, Bolivia, Brazil, Chile, Paraguay and Uruguay;

•
EMEA
: Austria, Belgium, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Spain, Switzerland, the United Kingdom, African Islands, Botswana, Ethiopia, Ghana, Kenya, Lesotho, Malawi, Mozambique, Namibia, Nigeria, South Africa, Swaziland, Tanzania, Uganda and Zambia and export activities in Europe and Middle East;

•	Asia Pacific : China, India, Japan, New Zealand, South Korea, Vietnam and other South Asian and Southeast Asian countries; and

•	Global Export and Holdings Companies .
The table below sets out our total volumes broken down by business segment for the periods shown:

	2021		2020		2019
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	107	18.4%	107	20.2%	108	19.3%
Middle Americas	141	24.3%	121	22.8%	134	23.9%
South America	157	26.9%	144	27.1%	140	25.0%
EMEA	87	14.9%	76	14.3%	86	15.3%
Asia Pacific	88	15.2%	82	15.4%	93	16.6%
Global Export and Holding Companies	2	0.3%	1	0.2%	1	0.2%
Total	582	100.0%	531	100.0%	561	100.0%

On an individual country basis, our largest markets by volume listed, during the year ended 31 December 2021, in alphabetical order, Argentina, Belgium, Brazil, Canada, China, Colombia, Dominican Republic, El Salvador, Germany, Honduras, Mexico, Nigeria, Peru, South Africa, South Korea, the United Kingdom and the United States, with each market having its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well-placed to address changing consumer needs in the various categories (premium, core and value) within any given market.

4.	COMPETITION
We believe our largest competitors are Heineken, Carlsberg, CR Snow and Molson Coors Brewing Company based on information from the Plato Logic Limited report for the calendar year 2020 (published in December 2021).
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
We have participated in this consolidation trend and grown our international footprint through a series of mergers and acquisitions, described in “—A. History and Development of the Company,” which include:

•	the acquisition of Beck’s in 2002;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the acquisition of Anheuser-Busch Companies in November 2008;

•	the combination with Grupo Modelo in June 2013; and

•	the combination with SAB in October 2016.
The 10 largest brewers in the world in 2020 in terms of volume are as set out in the table below.

1	AB InBev	475
2	Heineken	236
3	Carlsberg	121
4	CR Snow	111
5	Molson Coors Brewing Company	82
6	Tsingtao (Group)	78
7	Asahi	69
8	EFES	36
9	Beijing Yanjing	35
10	Castel	30

Note:

(1)
Source: Plato Logic Limited report for the calendar year 2020 (published in December 2021). Volumes are based on calculations on total volumes of majority-owned subsidiaries, also licensed brewing. Our own beer volumes for the year ended 31 December 2021 were 509 million hectoliters and 467 million hectoliters for the year ended 31 December 2020.

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
The first step in the brewing process is making wort by mixing malt with warm water and then gradually heating it in large mash tuns to dissolve the starch and transform it into a mixture, called “mash,” of maltose and other sugars. The spent grains are filtered out and the liquid, now called “wort,” is boiled. Hops are added at this point to give a special bitter taste and aroma to the beer. The wort is boiled for one to two hours to sterilize and concentrate it, and extract the desired flavor and bitterness from the hops. Cooling follows, using a heat exchanger. The hopped wort is saturated with air, or oxygen, essential for the growth of the yeast in the next stage.
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

We primarily use our own proprietary yeast, which we grow in our facilities. In some regions, we import hops to obtain adequate quality and appropriate variety for flavor and aroma. We purchase these ingredients through the open market and through contracts with suppliers. We also purchase barley and process it to meet our malt requirements at our malting plants.
Prices and sources of raw materials are determined by, among other factors:

•	the level of crop production;

•	weather conditions;

•	local and export demand; and

•	governmental taxes, import tariffs and regulations.
We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 28 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021, for further details on commodities hedging.
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
Beverage Production Facilities
Our beverage production facilities comprised 219 breweries and/or non-beer
plants as of 31 December 2021 spread across our regions. Of these 219 plants, 162 produced only beer and other alcoholic malt beverages, 18 produced only soft drinks and 39 produced beer, other alcoholic beverages and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer.

This allows us to allocate production capacity efficiently within our group.
The table below sets out, for each of our business segments (excluding Global Export and Holdings Companies) in 2021, the number of our beverage production plants (breweries and/or non-beer
drink plants) as well as the plants’ overall capacity.

		2021 Volumes (1)(3)		Annual engineering capacity as of 31 December 2021
Business Segment	Number of plants as of 31 December 2021 (3)	Beer and Beyond Beer (khl)	Non-Beer (khl) (2)	Beer and Beyond Beer (khl)	Non-Beer (khl) (2)
North America	38	101,819	5,147	128,021	—
Middle Americas	33	116,134	25,314	150,773	30,026
South America	50	117,708	38,914	142,517	70,773
EMEA	48	84,014	2,693	120,095	1,483
Asia Pacific	50	87,656	723	154,410	23
Total	219	507,331	72,791	695,817	102,305

Notes:

(1)	Reported volumes.
(2)	The non-beer category includes soft drinks and certain other beverages.
(3)	Excludes our joint ventures and assets where we are not the majority owner.
Non-Beverage
Production Facilities
Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2021.

Type of plant / facility	Number of plants / facilities (1)	Countries in which plants / facilities are located (1)
Malt plants	20	Argentina, Brazil, Colombia, Ecuador, Mexico, Peru, South Africa, South Korea, Uganda, United States, Uruguay, Zambia
Rice and corn grits mill	6	Argentina, Bolivia, Peru, United States
Farm and agriculture	3	Germany, United States, South Africa
Hop pellet plant	1	Argentina
Glass bottle plants	4	Brazil, Mexico, Paraguay
Crown and closure plants	5	Argentina, Brazil, Colombia, Mexico, South Africa
Label plants	2	Brazil, Colombia
Can plants	8	Brazil, Bolivia, Mexico, United States
Can lid manufacturing plants	2	United States
Crown and closure liner material plants	1	United States
Soft drink concentrate plants	4	Brazil
Sand quarries	1	Mexico
Yeast plants	1	Brazil
Other	1	United States

Total	59

Notes:

(1)	Excludes plants and facilities owned by joint ventures and assets where we are not the majority owner.

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
For example, in 2021, we invested in additional brewing, packaging and distribution capacities in multiple countries including China, Korea, Argentina, Mozambique, Nigeria, South Africa, the United States, the United Kingdom, Belgium, Brazil, Mexico, Canada and others to meet our future demand expectations in these countries or for export volumes.
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
Logistics
Our logistics organization is composed of (i) a first tier, which comprises all inbound flows into the plants of raw materials and packaging materials and all outbound flows from the plants into the second drop point in the chain (for example, distribution centers, warehouses, wholesalers or key accounts), (ii) a second tier, which comprises all distribution flows from the second drop point into the customer delivery tier (for example, pubs or retailers) and more recently (iii) our own last mile delivery as part of our direct-to-consumer
offerings, for example
Saveur-Bière
in France.
Our transportation mechanics vary by market depending on economic and strategic considerations. We may outsource transportation to third-party contractors, retain such capability in-house
or implement owner-driver programs, among other options.
Most of our breweries have warehouses that are attached to their production facilities. In places where our warehouse capacity is limited, external warehouses are rented. We strive to centralize fixed costs, which has resulted in some plants sharing warehouse and other facilities with each other.
Where it has been implemented, the VPO program has had a direct impact on our logistics organization, for example, in respect of safety, quality, environment, scheduling, warehouse productivity and loss-prevention actions and is delivering results by standardizing ways of working around the globe.

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

The distribution of beer, other alcoholic beverages and
non-beer
drinks varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets, brewers distribute directly to customers (for example, in Belgium). In other markets, wholesalers may play an important role in distributing a significant proportion of beer to consumers, either in part for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler), because of historical market practice (for example, in China and Argentina) or because we have determined that third-party wholesalers provide the most effective route of distribution (which is generally the case in the United States). In some instances, we have acquired third-party distributors to help us self-distribute our products, as we have done in Brazil. Due to strategic reasons and supply chain complexity, in some countries we operate a combined model with our own third-party distributors and wholesalers.
The products we brew in the United States are sold to 403 wholesalers with the exclusive right to carry our products within a designated territory, for resale to retailers, with some entities owning more than one wholesalership. As of the end of 2021, we owned 14 of these wholesalers and the remaining wholesalers are independent businesses.
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

•
On 30 March 2018, following the merger of our businesses in Russia and Ukraine with Anadolu Efes, we granted the right to brew and/or distribute several of our brands to our associate, AB InBev Efes in which we own a 50%
non-controlling
stake and which we do not consolidate. On 11 March 2022, we announced that we have requested Anadolu Efes to suspend the license granted to AB InBev Efes for the production and sale of Bud in Russia. See “Item 8. Financial Information—B. Significant Changes” for further details regarding our investment in AB InBev Efes.

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

•
In Europe, certain third parties have the right to brew and/or distribute some of our brands such as Mahou San Miguel in Spain (excluding the Canary Islands) and C&C in Scotland, Northern Ireland and Ireland.

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
Beverages” for further information in this respect. Ambev and some of our other subsidiaries also have license agreements with us which allow them to exclusively produce, distribute and market Beck’s and Stella Artois in Brazil, Panama, Costa Rica, Puerto Rico, Chile, Guatemala, Dominican Republic, Argentina, Uruguay, Paraguay, Antigua, Bolivia, Dominica and Saint Vincent, and Budweiser in Brazil, Argentina and Canada. Ambev also distributes Budweiser in Paraguay, Guatemala, the Dominican Republic, El Salvador, Nicaragua, Uruguay and Chile and Corona in Latin America countries and Canada.

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
Our brand portfolio consists of three global brands (Budweiser
®
, Corona
®
and Stella Artois
®
), our multi-country brands (Beck’s
®
, Hoegaarden
®
, Leffe
®
and Michelob Ultra
®
), and many “local champions” (Aguila
®
, Antarctica
®
, Bud Light
®
, Brahma
®
, Cass
®
, Castle
®
, Castle Lite
®
, Cristal
®
, Harbin
®
, Jupiler
®
, Modelo Especial
®
, Quilmes
®
, Victoria
®
, and Skol
®
). We believe this robust brand portfolio provides us with strong growth opportunities and positions us well to meet the needs of consumers for different occasions in each of the markets in which we compete. For further information about our brands, see “—2. Principal Activities and Products—Beer.”
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
For example, we focus our growth strategy for each of our brands based on a portfolio approach, which depends on the occasion in which our products are consumed (
e.g.
, relaxing at home with friends; or socializing in a bar). Our portfolio of brands will vary by market, but each leverage our global platforms and initiatives, incorporating the whole organization from supply, to operations, to sales and marketing, and then bringing our teams together to deliver end-to-end
integrated consumer experiences.
We own the rights to use our principal brand names and trademarks in perpetuity for the main countries where these brands are currently, and continue to be, commercialized (with the exception of certain Modelo beer brands, certain former SAB brands licensed in the United States and certain brands licensed in Australia as described under “—8. Licensing” above).

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

Intellectual Property
Our intellectual property portfolio mainly consists of trademarks, patents, registered designs, copyrights, know-how
and domain names. This intellectual property portfolio is managed by our internal legal department, in collaboration with a selected network of external intellectual property advisers. We place importance on achieving close cooperation between our intellectual property team and our marketing and research and development teams. An internal stage gate process promotes the protection of our intellectual property rights, the swift progress of our innovation projects and the development of products that can be launched and marketed without infringing any third party’s intellectual property rights. A project moves on to the next step of its development after the necessary verifications (
e.g.
, availability of trademark, existence of prior technology/earlier patents and freedom to market) have been carried out. This internal process is designed to ensure that financial and other resources are not lost due to oversights in relation to intellectual property protection during the development process.
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
Innovation, Research and Development
Given our focus on innovation, we place a high value on research and development (“
R&D
”). Our innovation strategy is translated into our R&D priorities, which consist of breakthrough innovation, incremental innovation and renovation (that is, updates and enhancements of existing products and packages). The main goal for the innovation process is to provide consumers with better products and experiences. This includes launching new liquids, new packaging and new dispensing systems that deliver better performance, both for the consumer and in terms of financial results, by increasing our competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different beverage categories and the choice of beverages increasing, our R&D efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and malt beverages and developing consumer solutions (products) that better address consumer needs and deliver better experiences. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to our R&D efforts.
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
Production, advertising, marketing and sales of alcoholic beverages are subject to various restrictions around the world, often based on health considerations related to the misuse or harmful use of alcohol. These range from a complete prohibition of alcohol in certain countries and cultures through the prohibition of the import of alcohol, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for advertising alcohol products, and in other countries, television advertising, while permitted, is carefully regulated. Media restrictions may constrain our brand-building and innovation potential. Labeling of our products is also regulated in certain markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to the risks of misusing alcohol products, including beer, have also become prevalent in recent years. Introduction of smoking bans in pubs and restaurants may have negative effects on on-trade
consumption (that is, beer purchased for consumption in a pub or restaurant or similar retail establishment), as opposed to off-trade
consumption (
i.e.
, beer purchased at a retail outlet for consumption at home or another location). We believe that the regulatory environment in most countries in which we operate is becoming increasingly stringent with respect to health issues and expect this trend to continue in the future.
The distribution of our beer and other alcoholic beverage products may also be regulated. In certain markets, alcohol may only be sold through licensed outlets, varying from government- or state-operated monopoly outlets (
e.g.
, in the
off-trade
channel of certain Canadian provinces) to the common system of licensed on-trade
outlets (
e.g.
, licensed bars and restaurants) which prevails in many countries (
e.g.
, in much of the European Union). In the United States, states operate under a three-tier system of regulation for beer products from brewer to wholesaler to retailer, meaning that we usually work with licensed third-party distributors to distribute our products to the points of sale.

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
Due to the
COVID-19
pandemic, some governments implemented temporary restrictions on where and how people could gather, to reduce the speed of transmission. In some instances, this entailed the shortening of hours or temporary enforced closures of retail outlets, mostly limited to restrictions on on-trade
outlets. The extent of restrictions fluctuated due to numerous factors, including the prevalence of the disease and the concerns of the government for public health.
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
Iran-Related Required Disclosure
The Iran Threat Reduction and Syria Human Rights Act of 2012 requires disclosure of certain activities relating to Iran by AB InBev or its affiliates that occurred during our 2021 fiscal year. Anadolu Efes, our affiliate, has a licensing agreement with an Iranian company for the production of non-alcoholic
beer in Iran. Pursuant to that licensing agreement, Anadolu Efes will receive EUR 31,334 (USD 37,224) in gross revenue for 2021, from which it expects to record no net profit. Anadolu Efes plans to continue its licensing arrangement.

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
Our stated purpose is that
We Dream Big to Create a Future with More Cheers
. In all we do, we strive to ensure that we produce the highest-quality products, provide the best consumer experience, and maximize shareholder value by building the strongest competitive and financial position.
Through our reach, resources and energy, we are addressing the needs of our communities through:

•	COVID-19 Community Response and Recovery;

•	Improving environmental resilience and promoting inclusive growth;

•	Promoting smart drinking;

•	Increasing workplace safety; and

•	Business ethics.

COVID-19
Community Response and Recovery
The
COVID-19
pandemic has caused all of us to reevaluate what it means to be together. For AB InBev, it means joining efforts to support our communities, our partners, and each other during these challenging times. Since the beginning of the outbreak, we have come together to prioritize health and safety and help our communities where we can through initiatives such as:

•	Producing and donating more than 3.5 million bottles of hand sanitizer and more than 3.9 million masks

•	Raising awareness for COVID-19 vaccines by sitting out Budweiser’s iconic Super Bowl airtime for the first time in 37 year and reallocating the media investment towards vaccination awareness

•	Supporting millions of pubs, restaurants and retailers in the road to recovery as countries like the UK, Belgium and the Netherlands reopened in the spring of 2021

•	Increasing vaccine availability through the donation of USD 1 million by Cervejas de Moçambique to purchase vaccines in Mozambique
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
2025 Sustainability Goals
We are contributing to the United Nations Sustainable Development Goals and broader global sustainable development agenda while building resilient supply chains, productive communities and a healthier environment. In March 2018, following the achievement of our 2017 Environmental Goals, we announced 2025 Sustainability Goals, which focus on four areas: smart agriculture, water stewardship, circular packaging and climate action.

•	Smart agriculture : 100 percent of the company’s direct farmers will be skilled, connected and financially empowered;

•	Water stewardship : 100 percent of communities in high-stress areas will have improved water availability and quality;

•	Circular packaging : 100 percent of products will be in packaging that is returnable or made from mostly recyclable content; and

•	Climate action : 100 percent of purchased electricity will be from renewable sources as well as a goal of 25 percent reduction in carbon dioxide emissions across our value chain.
In addition, we launched the 100+ Sustainability Accelerator in August 2018 to identify and scale up innovative solutions to some of the world’s most pressing sustainability challenges. Through the 100+ Accelerator, we continue to identify partners who can deliver breakthrough advancements in water stewardship, farmer productivity, product upcycling, responsible sourcing, green logistics and more. In 2021, we expanded the reach of the program by welcoming three new corporate partners.
Since launching, the 100+ Accelerator has worked with 71 startups. We are proud of the diverse range of startups and founders that our Accelerator has brought together. In 2020, we announced our partnership with One Young World to begin the search for the most impactful women-led
enterprises that are tackling sustainability challenges to join our third cohort in 2021. Of the 35 startups selected to join our third cohort, 48% are women-founded startups.

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
Our BEES platform is bringing the power of digital to small- and medium-sized
retailers, making their lives easier and their businesses more profitable. The impact of the platform goes beyond business development – across different initiatives, support is provided to the communities that BEES serves. For example, in the Dominican Republic, our Mi Negocio program has provided over 30,000 customers with access to best-in-class
business leadership tutorials through the BEES platform in the form of videos, podcasts and articles written by industry experts. Today, there are more than 2 million small retailers using the BEES platform.
Our business in South Africa has an ambitious goal to create 10,000 jobs. Working in partnership with non-governmental
organizations (“
NGOs
”), the South African government and the private sector, the program supports entrepreneurs to develop and grow their businesses, and offers opportunities for them to become part of the South African Breweries’ supply chain. The initiative aims to contribute to South Africa’s national agenda of growing the economy through the provision of jobs and offers tailored support for youth and women.
Creating resilient agricultural supply chains
About half of our malt barley is locally sourced to reduce the risk of supply chain disruption and exposure to currency volatility, while boosting rural economies and strengthening agriculture. In 2021 we continued to build resilient agricultural systems, by working with over 20,000 farmers across 14 countries to support the growth of our six priority crops (barley, cassava, hops, maize, rice and sorghum). We have put in place programs and partnerships to ensure that our farmers have access to good seed varieties and technical training (skilled), improved insights and data (connected), and the ability to invest in and grow their business (financially empowered). SmartBarley has been our primary agricultural technology program since 2013, currently live in 11 countries. In 2021 we worked to improve data and analytics across our global programs by integrating our internal platform SmartBarley with our technology partner Sentera to provide in-season weather
and satellite data alongside farmer and crop management data, which we believe will help support the broader achievement of our 2025 Smart Agriculture Goal.
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
service backed

by blockchain to record purchasing and sales data of our supply chain offering farmers a digital financial identity as well as sending digital payments and reducing cash transactions, and thereby lowering risk to our farmers. In 2020, we continued to grow our partnership with BanQu by scaling reach and increasing capabilities in markets like Zambia and Uganda where the platform has been operating for several crop seasons. We have since rolled out the platform to our smallholder programs in Tanzania, Colombia and Ecuador. Through distributed ledger technology, the platform gives us better visibility of farmers in our supply chain and gives farmers greater security in the delivery and payment process while also creating an economic identity for them that will allow for greater access to formal financial services.
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
Watershed Protection
We continue to scale our water stewardship efforts by engaging in watershed protection measures, in partnership with local stakeholders, in high- stress areas across Argentina, Bolivia, Brazil, Colombia, Dominican Republic, El Salvador, India, Mexico, Mozambique, Namibia, Peru, South Africa, Tanzania, Uganda, the United States and Zambia. Together with local authorities, other water users, and non-governmental
organizations like the World Wildlife Fund and The Nature Conservancy, we have devoted financial and technical resources to green infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts, and soil conservation techniques. To address the challenges specific to the local context, we have developed and implemented a comprehensive watershed management process at sites located in water-stressed areas. We are taking a results-based approach and have established baselines for measurement and tracking techniques based on pilot initiatives in a number of our high-risk communities. To date we have invested in long-term solutions across 30 sites where we seek to increase water security and improve water quality and availability for our communities and operations.
Renewable Energy
We are one of the world’s largest corporate buyers of electricity and a member of the global corporate renewable energy initiative RE100 and we are committed to sourcing 100% of our purchased electricity from renewables in order to reduce our carbon emissions and long-term energy cost, improve air quality and create jobs in the renewable energy industry. As members of the RE100, we follow the initiatives guidelines with our renewable electricity sources coming from solar, wind, biomass, biogas, geothermal and water. We also follow RE100 guidelines on energy generation, leveraging self-generated energy through either on-site
installations or
off-site
PPAs. In September 2017, we announced an agreement with Enel Green Power in the United States where we committed to purchasing as much renewable electricity as is used to brew more than 20 billion
12-ounce
servings of beer. In December 2018, we signed a 100MW solar power purchase agreement with Lightsource BP to secure renewable electricity for our U.K. operations, representing the largest unsubsidized solar energy deal in the United Kingdom to date. In 2019 we signed new renewable electricity contracts in Brazil, Colombia, Dominican Republic, South Africa, Vietnam and the UK. In 2020 we signed new renewable electricity contracts in China, El Salvador, Guatemala, Panama, Peru and U.K. In 2021, we celebrated the early achievement of reaching 100% renewable electricity in the United States from solar and wind power.
Recycling
We are driving and protecting the circular economy of our industry by increasing the amount of reused or recycled materials in our packaging and recovering more post-consumer waste. In 2021, Corona became the first global beverage brand with a net zero plastic footprint (i.e. the brand recovers more plastic from the environment than it releases into the world). We aim to work with partners, suppliers and retailers across our value chain in this effort. Packaging, such as returnable glass bottles, is an important component of this effort, and increasing recycling, recovery and reuse also helps avoid loss of value. Following the pilots in our agriculture programs, we also have introduced BanQu, the blockchain enabled technology platform, into our recycling collectors programs in Zambia and Colombia. The technology provides transparency into transactions, meaning we are able to ensure collectors receive a fair price for the bottles and materials they collect and to build our understanding of those working within our supply chain.
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
Promoting smart drinking
Beer is part of celebrating life throughout the world and a major engine of economic activity. However, all products containing alcohol can be consumed in ways that cause harm. According to a report, dated 11 January 2022, by the Director General of the World Health Organization, the harmful consumption of alcohol has decreased around the world in the last decade. But more must be done. Harmful drinking impacts our people, our communities and, therefore, our business. As the world’s leading brewer, we are committed to accelerating continued progress toward the reduction of harmful consumption of alcohol worldwide.
Towards that end, in 2015 we launched our Smart Drinking Initiative, which aims to bring to bear our resources, skills, capabilities and convening power to contribute to the global effort to reduce the harmful consumption of alcohol. Since then, we have evolved to focus on the following areas:

•	Influencing behavior change with social norms through the power of our brands and their marketing

•	Providing Smart Drinking resources and evidence-based programs to consumers and communities

•	Expanding consumer access to no- and low-alcohol beer (NABLAB) alternatives

•	Amplifying our Smart Drinking messages through digital and technology

•	Promoting the adoption of evidence-based public policy regarding alcohol

Influencing behavior change with social norms through the power of our brands and their marketing
Social norms—and the marketing efforts that can impact those norms—offer a powerful opportunity to promote healthy behaviors such as eating before or during drinking, drinking water or non-alcoholic
beer between drinks, planning transportation before drinking and having designated drivers. Our social norm efforts are built around three core programs:

•	Adhering to a clear code of Responsible Marketing and Communications (“RMCC”)
The RMCC sets the standards for our marketing and commercial communication worldwide to ensure that our commercial communications are aimed only at individuals above the legal drinking age and are carried out in a socially responsible manner. Our Sales, Marketing, Legal and Corporate Affairs colleagues, contractors, and agencies are trained periodically and marketing campaign and communications are checked against this policy to ensure compliance.

•	Investing in breakthrough social norms marketing campaigns through our brands
In 2015, we committed to invest USD 1 billion across our markets in dedicated social marketing campaigns and related programs by the end of 2025. Since then we have invested more than USD 450 million, including more than USD 100 million in 2021, and are on track to meet our goal by 2025.

•	Providing actionable Smart Drinking labels on our packaging.
Our labels and secondary packaging are a key touchpoint with consumers. They offer a unique platform to provide actionable advice that research has shown potentially influences drinking behaviors. Many countries do not require guidance labels. However, even in countries where mandatory labeling is not required, we have updated our label designs on our primary product packaging to incorporate actions that consumers can take to reduce harmful drinking. The updated label designs are in the process of being rolled out across our markets.
Providing Smart Drinking resources and evidence-based programs to consumers and communities
We believe that our actions to reduce harmful drinking should be evidence-based and our results should be measured so we can continuously improve our efforts. We created the AB InBev Foundation, in large part, for this purpose. Working in partnership with independent academic researchers, the Foundation has supported the publication of more than 25 peer-reviewed articles in high-impact journals, with almost a dozen more articles in the pipeline. Over the past several years, the Foundation ran the city pilots initiative in six metro areas around the world to identify best practices that could be scaled up. HBSA, a supporting organization of the Pacific Institute for Research and Evaluation (PIRE), oversees the measurement and evaluation of the city pilots project and independently manages a data library freely available to the broader public health research and academic communities upon request. Through these initiatives, we have identified three areas of intervention that can be most impactful in reducing the harmful use of alcohol: road safety, responsible beverage service, and screenings and brief intervention.
Today, in partnership with local experts, governments, and the AB InBev Foundation, we are supporting 72 interventions across 24 countries. The learnings from these interventions are captured through toolkits to help other countries adopt and launch these initiatives.
Road Safety
As a major user of roads around the world and its largest brewer, we are committed to delivering safer roads for all. We invest in innovative programs to improve road safety and reduce injuries and fatalities from traffic collisions. This work is aligned with United Nations Sustainable Development Goal 3 (
Good Health and Well-
Being
) and the ambitious target of halving the global number of deaths and injuries from road traffic crashes by 2030.

Safe roads are also a high priority for governments and advocacy groups, and we are strengthening the impact of our efforts through partnerships. Working together with private and public partners in Brazil we developed a methodology to improve road safety management using data collection, hot spots identification, and corrective actions impact measurement. We also continue to lead Together for Safer Roads (TSR), a private-sector coalition focused on improving road safety by facilitating innovation in safer fleets, data collection and modern management.
Internally in our business, we dedicate significant time and resources to researching, testing and implementing road safety technology and innovative techniques to increase the road safety of our fleet, which in turn improves community safety. Some of the techniques we have implemented include monitoring the location and performance of vehicles, crash and near-miss analysis, and addressing and avoiding driver fatigue.
Responsible Beverage Service
Responsible Beverage Service (RBS) is an evidence-based intervention to train owners, management, and service staff of establishments like bars, restaurants, and liquor stores in preventing sales to minors and reducing underage drinking, binge drinking and drunk driving. The program also includes highlighting alcohol-related laws and conducting compliance checks of establishments.
Screening and Brief Intervention
Screening and Brief Intervention (SBI) is a preventive program that measures an individual’s drinking pattern during outpatient or wellness visits and motivates those identified as being at risk of harmful consumption of alcohol to change their behavior. In partnership with experts in this area, we are supporting the AB InBev Foundation on a series of initiatives to improve the cost efficiency of SBI while retaining its efficacy.
Expanding consumer access to
No-
and
Low-Alcohol
Beer (NABLAB) alternatives
It is important for our consumers to have lower-alcohol and
no-alcohol
alternatives. We are innovating and globally distributing a portfolio of no-and
low-alcohol
beers (NABLAB).
Our expanding portfolio offers a range of styles and flavors to meet growing consumer demand. In 2021, NABLAB products represented 6.7% of our beer volume. While we are not on track to meet our previously established goal for NABLAB products to represent 20% of our volume by 2025, we are making significant strides and have expanded our NABLAB portfolio from 26 to 42 brands over the last five years. Our no-alcohol
beer brands are now available in 17 of our top 20 markets, while low-alcohol
beer brands (3.5% alcohol or below) are now available in 14 markets.
Amplifying our Smart Drinking messages through digital and technology
Digital platforms are important tools to help amplify our Smart Drinking strategy. As
e-commerce
becomes increasingly important in the beer category, we are investing in the development of technology-based solutions such as age verification tools to minimize the risk of illegal underage drinking and other forms of harmful drinking.
To ensure that our digital assets are compliant with international Digital Guiding Principles standards related to alcohol sales and marketing, the World Federation of Advertisers (“
WFA
”) will conduct an independent audit in 2022. Areas that are reviewed for compliance include: age affirmation mechanisms, site transparency, user-generated content regulation, forward advice notice and a responsible drinking message. In preparing for that audit, we have developed a first-of-its-kind
automated auditing system that continuously monitors all our digital assets for compliance against WFA audit parameters and prepares us for future digital growth and changes in digital asset compliance requirements.

Advocacy efforts to reduce harmful consumption: promoting differentiation
Evidence-based and data-driven public policy is critical to reducing the harmful consumption of alcohol. When regulations nudge consumers to lower-alcohol fermented beverages, like beer, they have the potential to reduce harm. This time-tested approach, known as “differentiation,” is embedded in the regulations of many countries. We, together with other brewers, advocate for policies that adjust excise taxes and regulations based on the origin of the alcohol and the alcohol content of the beverage.
Increasing workplace safety
We are committed to creating a safe work environment. We encourage employees and contractors to follow safe practices and make healthy choices in our workplaces and local communities.
Business ethics
Our leaders set the tone for our company. We expect them to deliver results and to inspire our colleagues through passion for brewing and a sense of ownership. Most importantly, we never take shortcuts. Integrity, hard work, quality and responsibility are essential to our growth.
Human Rights
We have been a signatory to the United Nations Global Compact since 2005 and are committed to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. In 2019, we refreshed our Global Human Rights Policy and we continue to participate in industry and NGO initiatives that seek to improve business’ approach to respecting human rights. We understand that respecting human rights is fundamental to creating healthy, thriving communities. We recognize the role that business plays in respecting human rights in our operations, value chains and communities. As part of our commitment to respect human rights, we do not condone any form of human rights violations in our organization and in our value chains, and we have strong policies that guide how we monitor and work to address these issues.
Our People
It takes great people to build a great company. That is why we focus on attracting and retaining the best talent. Our approach is to enhance our people’s skills and potential through education and training, competitive compensation and a culture of ownership that rewards people for taking responsibility and producing results. Our ownership culture unites our people, providing the necessary energy, commitment and alignment needed to pursue our Purpose of Dreaming Big to Create a Future with More Cheers.
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
In 2021, we launched our first Global Smart Drinking Week digitally, further expanding our Global Beer Responsible Day (GBRD) and connecting with consumers and customers primarily using digital campaigns and methods. To spread the message around the world, all our global brands collectively communicated Smart Drinking tips on their labels for the first time through digital channels. Daily videos, calls to action and shared articles helped us engage with colleagues and consumers to raise awareness about Smart Drinking and associated tips to reduce harmful consumption.

We also used the Smart Drinking Week as an opportunity to embed tips and the digital version of our Responsible Beverage Service training on our BEES platform, providing our customers better access to our toolkits. In total, more than 13,000 courses were completed. We reached more than four times the number of consumers and twice as many customers than we did in 2019, largely due to our digital expansion. Over 28,000 colleagues participated in Global Smart Drinking Week activations, and we estimate that we reached more than 17.6 million consumers and more than 1.3 million customers.
Supporting disaster response
In 2021, in addition to the
COVID-19
pandemic, hurricanes, floods, earthquakes, wildfires and other natural disasters struck with great force in many communities. We supported disaster relief and recovery efforts, mainly through emergency drinking water donations and provision of funds.
C. ORGANIZATIONAL STRUCTURE
Anheuser-Busch InBev SA/NV is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2021) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC One Busch Place St. Louis, MO 63118	Delaware, U.S.A.	100%	100%
Ambev S.A. Rua Dr. Renato Paes de Barros 1017 3° Andar Itaim Bibi São Paulo, Brazil	Brazil	61.79%	61.79%
Budweiser Brewing Company APAC Limited Suites 3012-16, Tower Two 1 Matheson Street, Causeway Bay Hong Kong	Cayman Islands	87.22%	87.22%
Cervecería Modelo de México, S. de R.L. de C.V. Cerrada de Palomas 22, 6th Floor, Reforma Social Miguel Hidalgo 11650 Mexico City, Mexico	Mexico	100%	100%
ABI SAB Group Holding Limited Bureau, 90 Fetter Lane London EC4A 1EN, United Kingdom	United Kingdom	100%	100%
For a more comprehensive list of our most important financing and operating subsidiaries, see note 35 of our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021.
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
The following is a review of our financial condition and results of operations as of 31 December 2021 and 2020, and for the three years ended 31 December 2021, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this
Form 20-F.
Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” for a discussion of certain factors that may affect our business, financial condition and results of operations.
We have prepared our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“
IFRS
”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified, the financial information analysis in this
Form 20-F
is based on our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021.
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
Acquisitions, Divestitures and Other Structural Changes
We regularly engage in acquisitions, divestitures and investments. We also engage in the start-up
or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period
results. Significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2021 and 2020 are described below. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 included in this
Form 20-F.

Completion of the disposal of Coca-Cola Beverages Africa (CCBA) in Lesotho
In 2020, The Coca-Cola Company acquired our interest in the bottling operations of our business in Lesotho.
Divestiture of Australia Business to Asahi
On 1 June 2020, we completed the sale of our Australia business (Carlton & United Breweries) to Asahi for AUD 16.0 billion (resulting in net proceeds of USD 10.8 billion as reported in the consolidated statement of cash flows). As part of this transaction, we granted Asahi rights to commercialize our portfolio of global and international brands in Australia.
Effective 30 September 2019, we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5
Non-current
Assets Held for Sale and Discontinued Operations
. In addition, since the results of the Australian operations represent a separate major line of business, these were accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020.
Acquisition of Craft Brew Alliance
On 30 September 2020, we completed the acquisition of the remaining 68.8% stake in Craft Brew Alliance for net consideration of USD 0.2 billion and obtained 100% control over Craft Brew Alliance.
Goodwill impairment
Based on our 2021 annual impairment testing for goodwill, no impairment charge was warranted in 2021. See also “Item 8. Financial Information—B. Significant Changes” for details regarding non-cash
impairment on investments in associates expected to be recognized in the first quarter of 2022.
The
COVID-19
pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which we operate. The decline in performance resulting from the
COVID-19
pandemic was viewed as a triggering event for impairment testing in accordance with IAS 36
Impairment of Assets
. Consequently, we conducted an impairment test during the second quarter of 2020 for the cash-generating units showing the highest invested capital to EBITDA multiples: Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific.
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
Based upon the results of the impairment test, we concluded that no goodwill impairment was warranted under the base and best case scenarios. Nevertheless, under the worst case scenario ran with higher discount rates to factor the heightened business risk, we concluded that the recoverable amounts were below the carrying value for the South Africa and Rest of Africa cash-generating units. As a consequence, we concluded, based on the valuations performed, that it was prudent in view of the uncertainties to record an impairment of goodwill in the second quarter of 2020 of USD 1.5 billion for the South Africa cash-generating unit and USD 1.0 billion for the Rest of Africa cash-generating unit applying a 30% probability of occurrence.

We did not recognize any additional impairment of goodwill based on the results of the annual impairment testing conducted in the fourth quarter of 2020. Refer to note 14 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 included in this Form
20-F.
Issuance of Minority Stake in
US-based
Metal Container operations
On 31 December 2020, we completed the issuance of a 49.9% minority stake in our
US-based
metal container operations to Apollo Global Management, Inc. (“Apollo”) for net proceeds of USD 3.0 billion. This transaction allowed us to create additional shareholder value by optimizing the business at an attractive price and generate proceeds to repay debt, in line with our deleveraging commitments. We retained operational control of our
US-based
metal container operations. As required by IFRS 10
Consolidated Financial Statements
, the transaction was reported in our consolidated statement of changes in equity, resulting in recognition of USD 1.9 billion in
Non-controlling
interest and USD 1.1 billion in Reserves.
Brazilian Tax Credits
In the second quarter of 2021, our subsidiary Ambev recognized USD 226 million income in Other operating income related to tax credits following a favorable decision from the Brazilian Supreme Court. Additionally, Ambev recognized USD 118 million of interest income in Finance income for the year ended 31 December 2021.
In the fourth quarter of 2020, Ambev concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized USD 481 million income in Other operating income and USD 315 million of interest income in Finance income for the year ended 31 December 2020. In 2019, such credits were reported in Revenue. We have not revised the prior periods for the new accounting policy based on our assessment of materiality of such tax credits in 2019.
Other Acquisitions, Divestitures and Structural Changes
Following the combination with SAB in 2016, we decided to maintain the SAB Zenzele share-scheme (“Zenzele Scheme”), the broad-based black economic empowerment (“
B-BBEE
”) scheme, which provided opportunities for black South Africans, including employees (through the SAB Zenzele Employee Trust), SAB retailers (through SAB Zenzele Holdings Limited) and the SAB Foundation, to participate as shareholders of our indirect subsidiary, South African Breweries Pty Ltd (SAB). The Zenzele Scheme, originally implemented by SAB in 2010 as a
10-year
scheme, was amended at the time of the combination with SAB and matured on 31 March 2020.
Obligations to the SAB Foundation and the employees as beneficiaries of the SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the outbreak of the
COVID-19
pandemic, the remaining settlement was postponed and was performed on 28 May 2021, when we and SAB implemented the new scheme as described below. Some SAB retailers received the balance of their entitlement and others reinvested a portion of their Zenzele payout into the new scheme.
In total, 10.8 million of our Treasury shares with a total value of USD 491 million were used in 2020 to settle the obligations to the participants of the Zenzele Scheme. The total value delivered to the participants of the Zenzele Scheme amounted to ZAR 8.6 billion.

As part of the combination with SAB in 2016, we made a commitment to the South African Government and Competition Authorities to create a new
B-BBEE
scheme upon maturity of the Zenzele Scheme. In order to create the new
B-BBEE
scheme, the following steps were undertaken:

•
The new scheme was implemented through the listing of a special purpose company, which is called SAB Zenzele Kabili Holdings Limited (Zenzele Kabili) on the segment of the Johannesburg Stock Exchange’s Main Board on which an issuer may list its
B-BBEE
shares;

•	Zenzele Kabili holds our shares;

•	Existing Zenzele participants (SAB retailers) reinvested a portion of their Zenzele payout into Zenzele Kabili and the SAB Foundation invested our shares into Zenzele Kabili;

•	A new Employee Share Plan, funded by us, subscribed for shares in Zenzele Kabili.
The settlement of the balance of the SAB retailers entitlement required ZAR 1.1 billion (USD 0.1 billion
1
), out of which ZAR 0.7 billion (USD 0.1 billion
1
) were
re-invested
in the new
B-BBEE
scheme by the SAB retailers. The
set-up
of the new
B-BBEE
scheme required ZAR 4.7 billion (USD 0.3 billion
1
), comprising treasury shares worth ZAR 4.4 billion and shares worth ZAR 0.3 that were bought from the SAB retailers by the SAB Foundation.
5.1 million Treasury shares were used for the settlement of part of the prior and the new
B-BBEE
scheme (based on the share price and the ZAR Euro exchange rate as at 24 May 2021
2
). The new Zenzele scheme arrangement met the criteria under IFRS 2 to be classified as equity settled. The IFRS 2 charge for the period is reported in exceptional items – for further details regarding the IFRS 2 charge, see note 8 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 included in this Form
20-F.
During 2020 and 2021, we undertook a series of additional acquisitions and disposals with no significant impact to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 included in this
Form 20-F.
In addition to the acquisitions and divestitures described above, we may acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this
Form 20-F
may not reflect the scope of our business as it will be conducted in the future.
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
Financial Reporting in Hyperinflationary Economies
as of 1 January 2018 (see “—Foreign Currency”). As measured by the Instituto Nacional de Estadística y Censos, Argentine

1	Converted at the 24 May 2021 closing rate.
2	Calculated assuming the closing share price of EUR 62.26 per share as at 24 May 2021 and an exchange rate of ZAR 17.0064 to EUR 1.00 as at 24 May 2021.

inflation was approximately 50.9% in 2021. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume. In addition to affecting demand for our products, the general economic conditions described above may cause consumer preferences to shift between on-trade
consumption channels, such as restaurants and cafés, bars, sports and leisure venues and hotels, and off-trade
consumption channels, such as traditional grocery stores, supermarkets, hypermarkets and discount stores. Products sold in off-trade
consumption channels typically generate higher volumes and lower margins per retail outlet than those sold in on-trade
consumption channels, although
on-trade
consumption channels typically require higher levels of investment. The relative profitability of on-trade
and
off-trade
consumption channels varies depending on various factors, including costs of invested capital and the distribution arrangements in the different countries in which we operate. A shift in consumer preferences towards lower-margin products may adversely affect our price realization and profit margins. In addition, the implementation of social distancing and lockdown measures in many of our major markets as a result of the
COVID-19
pandemic has caused, and may continue to cause, consumer preferences to shift from the on-trade
consumption channel to the
off-trade
consumption channel, further impacting our performance.
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
The price of the raw and packaging materials that we use in our operations is determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, supplier’s capacity utilization, inflation, currency fluctuations, end-user
demand, governmental regulations including tariffs, and legislation affecting agriculture and trade. We are also exposed to increases in fuel and other energy prices through our own and third-party distribution networks and production operations. Furthermore, we are exposed to increases in raw material transport costs charged by suppliers. Increases in the prices of our products could affect demand among consumers, and, thus, our sales volumes and revenue. Even though we seek to minimize the impact of such fluctuations through financial and physical hedging, the results of our hedging activities may vary across time.

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
Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit. During 2021, several currencies, such as the Colombian peso, the Brazilian real, the Euro and the Peruvian sol depreciated against the U.S. dollar, while other currencies, such as the Chinese yuan, the Mexican peso and the South African rand, appreciated against the U.S. dollar. Our total consolidated revenue was USD 54.3 billion for the year ended 31 December 2021, an increase of USD 7.4 billion compared to the year ended 31 December 2020. The positive impact of favorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2021 was USD 0.3 billion, primarily as a result of the impact of the currencies listed above.
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
2021 and 2020 consumption patterns were significantly impacted by the
COVID-19
pandemic and the implementation of social distancing and lockdown measures in most of our markets, including the closure of bars, clubs and restaurants and restrictions on sporting events, music festivals and similar events, which affected normal seasonality of consumption of our products.
B. SIGNIFICANT ACCOUNTING POLICIES
For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 included in this
Form 20-F.
We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. Although each of our significant accounting policies reflects judgments, assessments or estimates, we believe that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to our business operations and the understanding of its results: revenue recognition; accounting for business combinations and impairment of goodwill and intangible assets; pension and other post-retirement benefits; share-based compensation; contingencies; deferred and current income taxes; and accounting for derivatives. Although we believe that our judgments, assumptions and estimates are appropriate, actual results, under different assumptions or conditions, may differ from these estimates.
Summary of Changes in Accounting Policies
In March 2020, the SEC amended its regulations regarding financial information of guarantors and issuers of guaranteed securities registered or being registered. We adopted these amendments beginning the year ended 31 December 2020 and present the required disclosures in “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Guarantor Financial Information”.
In the second quarter of 2021, our subsidiary Ambev recognized USD 226 million income in Other operating income related to tax credits following a favorable decision from the Brazilian Supreme Court. Additionally, Ambev recognized USD 118 million of interest income in Finance income for the year ended 31 December 2021.
In the fourth quarter of 2020, Ambev concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision, Ambev recognized USD 481 million of income in Other operating income and USD 315 million of interest income in Finance income for the year ended 31 December 2020. In 2019, such credits were reported in Revenue. We have not revised the prior periods for the new accounting policy based on our assessment of materiality of such tax credits in 2019.

To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing our consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021. A number of amendments to standards effective for annual periods beginning after 1 January 2021 have not been discussed either because of their non-applicability
or immateriality to our consolidated financial statements.
For additional information, see note 3 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021.
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
In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deduction from revenue recorded by us in relation to these taxes was approximately USD 13.4 billion and USD 11.6 billion for the years ended 31 December 2021 and 2020, respectively.
Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets
We have made acquisitions that include a significant amount of goodwill and other intangible assets, including the acquisitions of Anheuser-Busch Companies, Grupo Modelo and SAB.
As of 31 December 2021, our total goodwill amounted to USD 115.8 billion, and our intangible assets with indefinite useful lives amounted to USD 38.3 billion.
Based on our 2021 annual impairment testing for goodwill, no impairment charge was warranted in 2021.

During the second quarter of 2020, we reported USD 2.5 billion of non-cash
goodwill impairment charge. The
COVID-19
pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which we operate. By 30 June 2020, we concluded that a triggering event occurred which required us to perform an impairment test. The impairment test considered three scenarios for recovery of sales for the tested cash-generating units: a base case (which we deemed to be the most likely case at the time of the interim impairment test), a best case and a worst case. Based on the results of the interim impairment test, we concluded that no goodwill impairment was warranted under the base and best case scenarios. Nevertheless, under the worst case scenario ran with higher discounts rates to factor the heightened business risk, we concluded that the estimated recoverable amounts were below their carrying value for the South Africa and Rest of Africa cash-generating units. As a consequence, we determined that it was prudent, in view of the uncertainties, to record an impairment charge of USD 1.5 billion for the South Africa cash-generating unit and USD 1.0 billion for the Rest of Africa cash-generating unit applying a 30% probability of occurrence of the worst case scenario. Based on the annual goodwill impairment testing reperformed by us during the fourth quarter of 2020, no additional impairment charge was warranted. See note 14 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 included in this
Form 20-F.
We apply the acquisition method of accounting to account for acquisition of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over our interest in the fair value of the identifiable net assets acquired is recorded as goodwill. If the business combination is achieved in stages, the acquisition date carrying value of our previously held interest in the acquiree is remeasured to fair value at the acquisition date; any gains or losses arising from such remeasurement are recognized in profit or loss. We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on assumptions and criteria that include, in some cases, estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuation purposes, including estimates of future cash flows or discount rates, may have resulted in different estimates of value of assets acquired and liabilities assumed. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts, and the difference could be material.
We test our goodwill and other long-lived assets for impairment annually in the fourth quarter or whenever events and circumstances indicate that the recoverable amount, determined as the higher of the asset’s fair value less cost to sell and value in use, of those assets is less than their carrying amount. The testing methodology consists of applying a discounted cash flow approach based on acquisition valuation models for the cash- generating units showing an invested capital to Normalized EBITDA, multiple above 9x, and valuation multiples for our other cash-generating units. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. If our current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of our control, change unfavorably, the estimated fair value of the goodwill could be adversely affected, leading to a potential impairment in the future. Impairments can also occur when we decide to dispose of assets.
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

•
Cash flows after the first
ten-year
period are extrapolated generally using expected annual long-term gross domestic product, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

•	Projections are discounted at the unit’s weighted average cost of capital (“ WACC ”), considering sensitivities on this metric; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.
For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 5%.
For the cash generating units subject to a discounted cash flow approach, the WACC applied in US dollar nominal terms were as follows:

	Year ended 31 December 2021	Year ended 31 December 2020
Colombia	6%	6%
Rest of Middle Americas	10%	9%
South Africa	8%	7%
Rest of Africa	10%	10%
Rest of Asia Pacific	6%	6%
In the sensitivity analysis performed by management during the annual impairment testing in 2021, an adverse change of 1% in WACC or terminal growth rate would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount.
While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, based on the sensitivity analysis performed, we are not aware of any reasonably possible change in a key assumption used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.
The above calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators (
i.e.
, recent market transactions from peers).
Impairment testing of intangible assets with an indefinite useful life is based on the same methodology and assumptions as described above.
For additional information on goodwill, intangible assets, tangible assets and impairments, see notes 8, 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021.
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
Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Remeasurements, comprising actuarial gains and losses, the effect of asset ceilings (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized, see the sensitivity analysis within note 24 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021.
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
Share-Based Compensation
We have various types of equity-settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. Those assumptions are described in note 25 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 included in this
Form 20-F
and include, among others, the dividend yield, expected volatility and expected life of the stock options. The binomial Hull model assumes that all employees would immediately exercise their options if our share price were 2.5 times above the option exercise price. As a consequence, no single expected option life applies, whereas the assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and in light of historical patterns of volatility. Expected volatility is based on historical volatility calculated over a
10-year
period.

Contingencies
The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.
We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 30 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021.
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
As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and in note 30 to our audited consolidated financial statements as of 31 December 2021 and 2020 and for the three years ended 31 December 2021, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.
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
Following the announcement on 19 July 2019 of the agreement to divest CUB to Asahi, we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5
Non-current
Assets Held for Sale and Discontinued Operations
. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020. The transaction closed on 1 June 2020.
The financial performance of each business segment, including its sales volume and revenue, is measured based on our product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere.
In 2021, Middle Americas accounted for 24.3% of our consolidated volumes; North America for 18.4%; Asia Pacific for 15.2%; EMEA for 14.9%; South America for 26.9%; and Global Export and Holding Companies for 0.3%. A substantial portion of our operations is carried out through our four largest subsidiaries: Anheuser-Busch Companies (wholly owned); Ambev (61.79% owned as of 31 December 2021); Grupo Modelo (wholly owned); Budweiser APAC (87.22% owned as of 31 December 2021); and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, during 2021, we also had non-beer
activities (primarily consisting of soft drinks) within Middle Americas, particularly in the Dominican Republic, El Salvador, Honduras, Colombia and Peru; within South America, particularly in Argentina, Brazil, Bolivia and Uruguay. Both the beer and non-beer
volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.
D. EQUITY INVESTMENTS
See note 16 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 for more information.
E. RESULTS OF OPERATIONS
Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020
The table below presents our condensed consolidated results of operations for the year ended 31 December 2021 and 2020.

	Year ended 31 December 2021	Year ended 31 December 2020	Change

	(USD million, except volumes)		(%) (1)
Volumes (thousand hectoliters)	581,678	530,644	9.6
Revenue	54,304	46,881	15.8
Cost of sales	(23,097)	(19,634)	(17.6)
Gross profit	31,207	27,247	14.5
Selling, General and Administrative expenses	(17,574)	(15,368)	(14.4)
Other operating income/(expenses)	805	845	(4.7)
Exceptional items	(614)	(3,103)	80.2
Profit from operations	13,824	9,620	43.7
Normalized EBITDA (2)	19,209	17,321	10.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use Normalized EBITDA, and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.
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

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2021	Year ended 31 December 2020	Change

	(thousand hectoliters)		(%) (1)
North America	106,965	106,846	0.1
Middle Americas	141,447	120,800	17.1
South America	156,622	144,209	8.6
EMEA	86,707	76,207	13.8
Asia Pacific	88,379	81,649	8.2
Global Export and Holding Companies	1,558	933	67.0

Total	581,678	530,644	9.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated volumes were 581.7 million hectoliters for the year ended 31 December 2021. This represented an increase of 51.0 million hectoliters, or 9.6% compared to our consolidated volumes for the year ended 31 December 2020. The results for the year ended 31 December 2021 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021.

•	During 2021 we undertook a series of acquisitions and disposals with no significant individual impact in our consolidated financial statements (the “ 2021 acquisitions and disposals ”).

•
On 1 June 2020, we completed the sale of our Australia business (Carlton & United Breweries) to Asahi for AUD 16.0 billion (USD 10.8 billion as reported in our audited consolidated cash flow statement). As part of this transaction, we granted Asahi rights to commercialize our portfolio of global and international brands in Australia. Effective 30 September 2019, we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5
Non-current
Assets Held for Sale and Discontinued Operations
. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020. As a result, all the presentations of our underlying performance in 2020 and 2021 do not reflect the results of the Australian operations.

•
In addition, on 30 September 2020, we completed the acquisition of the remaining 68.8% stake in Craft Brew Alliance for the net consideration of USD 0.2 billion and hence obtained 100% control over Craft Brew Alliance. During 2020 we also undertook a series of additional acquisitions and disposals with no significant individual impact in our consolidated financial statements (collectively, the “
2020
acquisitions and disposals
”) and, together with the 2021 acquisitions and disposals, the “
2020
and
2021
acquisitions and disposals
”).

•	The 2020 and 2021 acquisitions and disposals positively impacted our volumes by 0.1 million hectoliters (net) for the year ended 31 December 2021 compared to the year ended 31 December 2020.
For further details of these acquisitions and disposals, see “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes.” See also note 6 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 included in this Form
20-F.
Excluding volume changes attributable to the acquisitions and disposals described above, total volumes increased 9.6% in the year ended 31 December 2021 compared to our volumes for the year ended 31 December 2020. Our own beer volumes increased 9.7% in the year ended 31 December 2021 compared to the year ended 31 December 2020. On the same basis, in the year ended 31 December 2021, our non-beer
volumes increased 8.7% compared to the same period in 2020. The increase was driven by a recovery year-over-year as the
COVID-19
pandemic negatively impacted our volumes in 2020.

North America
In the year ended 31 December 2021, our volumes in North America increased by 0.1 million hectoliters, or 0.1%, compared to the year ended 31 December 2020.
In the United States, our
sales-to-retailers
(“STRs”) declined by 2.3%, estimated to be below the industry, while sales-to-wholesalers
(“STWs”) were flattish as inventories normalized following pandemic related volatility. In 2021, our above core portfolio delivered high-single digit volume growth, and now represents over 30% of revenue. Michelob ULTRA, the #2 beer brand in the country by volume, continued to outperform the industry and grew STRs by double digits in 2021. Our seltzer portfolio grew 1.7x the segment in 2021. Within the ready-to-drink
cocktail segment, Cutwater once again grew by triple-digits for 2021.
In Canada, our volume was flattish in 2021 compared to 2020, as on-premise
channel closures were mostly offset by strength in the
off-premise
channel. We continued to outperform the industry, led by our above core brands. Our Beyond Beer portfolio grew volume by double-digits.
Middle Americas
In the year ended 31 December 2021, our volumes in Middle Americas increased by 20.6 million hectoliters, or 17.1%, compared to the year ended 31 December 2020.
In Mexico, our volumes grew by double-digits in 2021 compared to 2020, below the industry. Our continued momentum is fueled by category and portfolio development, digital transformation, and channel expansion. In 2021, we expanded in the fast-growing Beyond Beer segment through innovations such as Michelob ULTRA Hard Seltzer and Corona Agua Rifada. We launched the next phase of our OXXO rollout, expanding to approximately 3,400 additional stores by January 2022. Our BEES platform continues to expand, with over 70% of our revenues now digital.
In Colombia, our volumes grew over 20% in 2021 compared to 2020, reflecting the power of our enhanced brand portfolio and consistent commercial strategy execution. Led by the implementation of our category expansion levers, the beer category continues to grow, with 2021 marking the highest per capita consumption in Colombia in the last 25 years. We saw growth across all segments of our portfolio this year. In 2021 compared to 2020, our core portfolio grew by double-digits and our super-premium portfolio grew even faster, led by the nearly 40% combined growth of our global brands and local premium brand, Club Colombia. The roll out and adoption of the BEES platform continued with over 85% of our revenues in 2021 through digital channels.
In Peru, fueled by consistent execution of our commercial strategy, we delivered record high volumes in the fourth quarter of 2021. On a full-year basis, our volumes grew by double-digits. Our global and local premium brands delivered particularly strong performances, growing double-digits in 2021. BEES continues to expand and 75% of our revenue is now digital.
In Ecuador, we delivered volume growth of double-digits in 2021 compared to 2020. We continue to focus on expanding the beer category and driving premiumization. Over 90% of our revenue in Ecuador is now digital.
South America
In the year ended 31 December 2021, our volumes in South America increased by 12.4 million hectoliters, or 8.6%, compared to the year ended 31 December 2020, with our beer volumes increasing 8.3% and soft drinks increasing 9.8%.
Excluding volume changes attributable to the 2020 and 2021 acquisitions and disposals described above, our volumes increased by 8.7%.

In Brazil, our total volume grew by 7.3% in 2021, with beer volumes up by 7.0% and non-beer
volumes up by 8.3% compared to 2020. We continue to execute our consumer and customer-centric strategy focused on innovation and the digital transformation of our business. In 2021, we delivered record high beer volumes and strengthened the health of our portfolio. Innovations represented more than 20% of revenue this year. BEES now covers more than 85% of our active customers across the country and helped contribute to an all-time
high Net Promoter Score (“
NPS
”). Zé Delivery fulfilled more than 61 million orders in 2021, more than doubling versus 2020.
In Argentina, we grew volume by low teens in 2021 compared to 2020. Our premium brands led the way, due to the outperformance of Andes Origen, Corona and Stella Artois.
EMEA
In EMEA, our volumes, including subcontracted volumes, for the year ended 31 December 2021 increased by 10.5 million hectoliters, or 13.8%, compared to the year ended 31 December 2020.
Excluding volume changes attributable to the 2020 and 2021 acquisitions and disposals described above, our beer volumes for the year ended 31 December 2021 increased 15.4% compared to the year ended 31 December 2020.
In Europe, our volumes grew by
mid-single
digits in 2021 compared to 2020. We continue to drive premiumization across Europe. Premium and super premium brands now make up over 50% of our revenue. In 2021, our global brands and our super premium portfolio grew by double-digits, led by Corona and Leffe. Our direct-to-consumer
(DTC) solution, PerfectDraft grew 9x as fast as the online beer category in both France and the UK according to our estimates.
In South Africa, our volumes grew by strong double-digits in 2021 compared to 2020. In 2021, strong underlying consumer demand for our products resulted in market share expansion in both beer and total alcohol versus pre-pandemic
levels. We saw consistent growth across all segments of our brand portfolio in 2021, led by Carling Black Label, our leading core brand. We continue to accelerate the premium and Beyond Beer segments, with both delivering strong double-digit growth. The adoption of the BEES platform continued with almost 90% of our revenues now through digital channels.
In Africa excluding South Africa, we continue to see an improving operating environment and strong consumer demand for our brands. This led to volume growth across most of our key markets versus 2020. In Nigeria, our volumes outperformed the industry in 2021, despite supply chain constraints.
Asia Pacific
For the year ended 31 December 2021, our volumes increased by 6.7 million hectoliters, or 8.2%, compared to the year ended 31 December 2020.
In China, volumes grew by 9.3% in 2021 compared to 2020. Our market share expanded by an estimated 80bps versus 2020. We remain focused on driving premiumization, digital transformation, and expansion of our business. All segments of our portfolio grew in 2021, led by the double-digit increase of our premium and super premium portfolios, both above pre-pandemic
levels. We addressed new consumer trends and occasions through the expansion of Budweiser Supreme as well as the launch of various flavor options, including Hoegaarden Fruity and Corona Sea Salt Guava.
In South Korea, in 2021,
COVID-19
restrictions continued to impact the industry resulting in
low-single
digit volume decline compared to 2020. Our market share momentum accelerated throughout the year delivering an estimated expansion of nearly 130 bps, driven by the continued success of our innovations, the “All New Cass” and our new classic lager HANMAC.

Global Export and Holding Companies
For the year ended 31 December 2021, Global Export and Holding Companies volumes remained flat compared to the same period last year.
Revenue
Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”
The following table reflects changes in revenue across our business segments for the year ended 31 December 2021 as compared to our revenue for the year ended 31 December 2020.

	Year ended 31 December 2021	Year ended 31 December 2020	Change

	(USD million)		(%) (1)
North America	16,257	15,622	4.1
Middle Americas	12,541	10,032	25.0
South America	9,494	8,092	17.3
EMEA	8,032	6,835	17.5
Asia Pacific	6,848	5,648	21.2
Global Export and Holding Companies	1,133	652	73.8

Total	54,304	46,881	15.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated revenue was USD 54,304 million for the year ended 31 December 2021. This represented an increase of USD 7,423 million, or 15.8%, as compared to our consolidated revenue for the year ended 31 December 2020. The results for the year ended 31 December 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021, (ii) currency translation effects and (iii) changes in classification of commercial arrangements (primarily related to IFRS 15 adjustments).

•
The 2020 and 2021 acquisitions and disposals and changes in classification of commercial arrangements negatively impacted our consolidated revenue by USD 193 million for the year ended 31 December 2021 compared to the year ended 31 December 2020.

•
Our consolidated revenue for the year ended 31 December 2021 also reflects a positive currency translation impact of USD 326 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the 2020 and 2021 acquisitions and disposals and currency translation effects, our revenue increased by 15.6% and increased by 5.5% on a per hectoliter basis in the year ended 31 December 2021 compared to the year ended 31 December 2020. Our consolidated revenue for the year ended 31 December 2021 was partially impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the year ended 31 December 2021 increased compared to the year ended 31 December 2020, driven by premiumization and revenue management initiatives.
The increase in our revenue per hectoliter in the year ended 31 December 2021 was most significant in Middle Americas, driven by pricing initiatives and premiumization, in South America, primarily driven by double-digit revenue per hectoliter growth in Argentina in line with inflation, and in Asia Pacific, driven by ongoing premiumization and revenue management initiatives.

Combined revenues of our global brands increased by 17.6% in 2021, with global revenues for Budweiser increasing by 12.9%, for Stella Artois by 20.8% and Corona by 23.5%.
Cost of Sales
The following table reflects changes in cost of sales across our business segments for the year ended 31 December 2021 as compared to the year ended 31 December 2020:

	Year ended 31 December 2021	Year ended 31 December 2020	Change

	(USD million)		(%) (1)
North America	(6,185)	(5,870)	(5.4)
Middle Americas	(4,428)	(3,331)	(32.9)
South America	(4,763)	(3,786)	(25.8)
EMEA	(3,793)	(3,394)	(11.8)
Asia Pacific	(3,048)	(2,605)	(17.0)
Global Export and Holding Companies	(880)	(648)	(35.8)

Total	(23,097)	(19,634)	(17.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated cost of sales was USD 23,097 million for the year ended 31 December 2021. This represented an increase of USD 3,463 million, or 17.6% compared to our consolidated cost of sales for the year ended 31 December 2020. The results for the year ended 31 December 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021 and (ii) currency translation effects.

•	The 2020 and 2021 acquisitions and disposals positively impacted our consolidated cost of sales by USD 61 million for the year ended 31 December 2021 compared to the year ended 31 December 2020.

•
Our consolidated cost of sales for the year ended 31 December 2021 also reflects a negative currency translation impact of USD 119 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the 2020 and 2021 acquisitions and disposals described above and currency translation effects, our consolidated cost of sales increased by 17.4%, primarily driven by the developments in volumes discussed above, anticipated transactional foreign exchange and commodity headwinds. As such, on the same basis, our consolidated cost of sales per hectoliter increased by 7.2%.
Operating Expenses
The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2021 as compared to the year ended 31 December 2020. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2021 were USD 16,769 million, representing an increase of USD 2,246 million, or 15.5%, compared to our operating expenses for 2020.

	Year ended 31 December 2021	Year ended 31 December 2020	Change

	(USD million)		(%) (1)
Selling, General and Administrative Expenses	(17,574)	(15,368)	(14.4)
Other Operating Income/(Expenses)	805	845	(4.7)

Total Operating Expenses	(16,769)	(14,523)	(15.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Selling, General and Administrative Expenses
The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “
selling, general and administrative expenses
”) across our business segments for the year ended 31 December 2021 as compared to the year ended 31 December 2020:

	Year ended 31 December 2021	Year ended 31 December 2020	Change

	(USD million)		(%) (1)
North America	(4,769)	(4,369)	(9.2)
Middle Americas	(3,149)	(2,710)	(16.2)
South America	(2,762)	(2,417)	(14.3)
EMEA	(2,855)	(2,696)	(5.9)
Asia Pacific	(2,330)	(2,097)	(11.1)
Global Export and Holding Companies	(1,709)	(1,079)	(58.4)

Total	(17,574)	(15,368)	(14.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated selling, general and administrative expenses were USD 17,574 million for the year ended 31 December 2021. This represented an increase of USD 2,206 million, or 14.4%, as compared to the year ended 31 December 2020. The results for the year ended 31 December 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021, (ii) currency translation effects and (iii) changes in classification of commercial arrangements (primarily related to IFRS 15 adjustments).

•
The 2020 and 2021 acquisitions and disposals and changes in classification of commercial arrangements described above positively impacted our consolidated selling, general and administrative expenses by USD 100 million on a net basis for the year ended 31 December 2021 compared to the year ended 31 December 2020.

•
Our consolidated selling, general and administrative expenses for the year ended 31 December 2021 also reflects a negative currency translation impact of USD 180 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our consolidated selling, general and administrative expenses in the year ended 31 December 2021 increased by 13.9% compared to the year ended 31 December 2020, due primarily to higher variable compensation accruals and elevated supply chain costs.

Other Operating Income/(Expenses)
The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2021 as compared to the year ended 31 December 2020:

	Year ended 31 December 2021	Year ended 31 December 2020	Change

	(USD million)		(%) (1)
North America	46	(14)	—
Middle Americas	24	6	—
South America	397	522	(23.9)
EMEA	200	163	22.7
Asia Pacific	139	146	(4.8)
Global Export and Holding Companies	—	22	(100.0)

Total	805	845	(4.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
The net positive effect of our consolidated other operating income and expenses for the year ended 31 December 2021 was USD 805 million. This represented a decrease of USD 40 million, or 4.7%, as compared to the year ended 31 December 2020. The results for the year ended 31 December 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021, (ii) the Brazilian tax credits and (iii) currency translation effects.

•
The 2020 and 2021 acquisitions and disposals and the Brazilian tax credits described above negatively impacted our net consolidated other operating income and expenses by USD 187 million for the year ended 31 December 2021 compared to the year ended 31 December 2020.

•	Our net consolidated other operating income and expenses for the year ended 31 December 2021 also reflect a positive currency translation impact of USD 8 million.
Excluding the effects of the business acquisitions and disposals, the Brazilian tax credits and currency translation effects described above, our net consolidated other operating income and expenses would have increased by 32.3% for the year ended 31 December 2021 as compared to the year ended 31 December 2020, primarily driven by higher government grants and sales of non-core
assets.
Exceptional Items
Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the year ended 31 December 2021, exceptional items included in profit from operations consisted of
COVID-19
costs, restructuring charges, business and asset disposals (including impairment losses), acquisition costs of business combinations and Zenzele Kabili costs. Exceptional items were as follows for year ended 31 December 2021 and 2020:

	Year ended 31 December 2021	Year ended 31 December 2020

	(USD million)
COVID-19 costs	(105)	(182)
Restructuring	(172)	(157)
Business and asset disposal (including impairment losses)	(247)	(239)
Acquisition costs/Business combinations	(17)	(25)
Zenzele Kabili costs	(73)	—
Impairment of goodwill	—	(2,500)

Total	(614)	(3,103)

COVID-19
costs
Cost associated with
COVID-19
pandemic amounted to USD 105 million for the year ended 31 December 2021 as compared to a cost of USD 182 million for the year ended 31 December 2020. These expenses mainly comprise costs related to personal protective equipment for our colleagues, charitable donations and other costs incurred as a direct consequence of the
COVID-19
pandemic.
Restructuring
Exceptional restructuring charges amounted to a net cost of USD 172 million for the year ended 31 December 2021 as compared to a net cost of USD 157 million for the year ended 31 December 2020. These charges primarily relate to organizational alignments and aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These expenses provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.
Business and asset disposal (including impairment losses)
Business and asset disposals (including impairment losses) amounted to a net cost of USD 247 million for the year ended 31 December 2021, mainly comprising USD 258 million of non-cash
impairment charge associated with Bedford Systems, a joint venture with Keurig Dr. Pepper, following the announcement of the cessation of the business in December 2021, that was partially offset with gains incurred in relation to disposals completed in the first half of 2021. Business and asset disposals (including impairment losses) amounted to a net cost of USD 239 million for the year ended 31 December 2020 mainly comprising impairment of tangible assets classified as held for sale as of 31 December 2020, intangible assets sold in 2020 and other intangibles.
Acquisitions costs of business combinations
The acquisition costs of business combinations amounted to a net cost of USD 17 million for the year ended 31 December 2021, mainly comprising costs incurred in relation to our joint venture partnerships. The acquisition costs of business combinations amounted to a net cost of USD 25 million for the year ended 31 December 2020 and primarily related to the acquisition of the remaining stake in Craft Brew Alliance.
Zenzele Kabili costs
In May 2021, we set up a new
B-BBEE
scheme (the “
Zenzele Kabili scheme
”) and reported a cost of USD 73 million, mainly representing the IFRS 2 cost related to the grant of shares to qualifying SAB retailers and employees participating in the Zenzele Kabili scheme.

Impairment of goodwill
In the second quarter of 2020, we recognized USD 2,500 million of goodwill impairment for our South Africa and Rest of Africa cash-generating units.
Profit from Operations
The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2021 as compared to the year ended 31 December 2020:

	Year ended 31 December 2021	Year ended 31 December 2020	Change

	(USD million)		(%)(1)
North America	5,110	5,147	(0.7)
Middle Americas	4,888	3,885	25.8
South America	2,305	2,350	(1.9)
EMEA	1,472	(1,722)	—
Asia Pacific	1,569	1,062	47.8
Global Export and Holding Companies	(1,520)	(1,103)	(37.8)

Total	13,824	9,620	43.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our profit from operations amounted to USD 13,824 million for the year ended 31 December 2021. This represented an increase of USD 4,204 million, or 43.7%, as compared to our profit from operations for the year ended 31 December 2020. The results for the year ended 31 December 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021, (ii) the Brazilian tax credits, (iii) currency translation effects and (iv) the effects of certain exceptional items as described above.

•
The 2020 and 2021 acquisitions and disposals and the Brazilian tax credits described above negatively impacted our consolidated profit from operations by USD 218 million for the year ended 31 December 2021 compared to the year ended 31 December 2020.

•	Our consolidated profit from operations for the year ended 31 December 2021 also reflects a positive currency translation impact of USD 36 million.

•
Our profit from operations for the year ended 31 December 2021 was negatively impacted by USD 614 million of certain exceptional items reported in continuing operations, as compared to a negative impact of USD 3,103 million for the year ended 31 December 2020. See “Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2021 and 2020.

Excluding the effects of the business acquisitions and disposals, the Brazilian tax credits and currency translation effects, our profit from operations increased by 45.6%. This increase was most significant in EMEA, Middle Americas, South America and Asia Pacific supported by a favorable comparable due to the impairment of goodwill recognized in the first half of 2020 and severe lockdown measures implemented across our business last year.

Normalized EBITDA
The following table reflects changes in our Normalized EBITDA, for the year ended 31 December 2021 as compared to the year ended 31 December 2020:

	Year ended 31 December 2021	Year ended 31 December 2020	Change

	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	4,670	1,405	—
Profit attributable to non-controlling interests	1,444	797	81.2
Profit of the period	6,114	2,202	—
Profit from discontinued operations	—	(2,055)	—
Profit from continuing operations	6,114	147	—
Net finance cost	5,609	7,697	(27.1)
Income tax expense	2,350	1,932	21.6
Share of result of associates and joint ventures	(248)	(156)	(59.0)
Profit from operations	13,824	9,620	43.7
Exceptional items	614	3,103	—

Profit from operations, before exceptional items	14,438	12,723	13.5
Depreciation, amortization and impairment	4,771	4,598	3.8

Normalized EBITDA	19,209	17,321	10.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Performance measures such as profit from operations, before exceptional items and Normalized EBITDA, are non-IFRS
measures. The financial measure most directly comparable to profit from operations, before exceptional items and Normalized EBITDA, and presented in accordance with IFRS in our consolidated financial statements, is profit of the year.
Profit from operations, before exceptional items, is a measure used by our management to evaluate our business performance and is defined as profit from operations, excluding exceptional items. We believe profit from operations, before exceptional items, is useful to investors as it facilitates comparisons of our operating performance across our business segments from period to period. In comparison to profit of the year, profit from operations, before exceptional items, excludes certain items which do not impact the day-to-day
operation of our primary business (that is, the selling of beer and other operational businesses) and over which management has little control. Items excluded from profit from operations, before exceptional items, are our share of results of associates and joint ventures, profit from discontinued operations, exceptional items, financial charges and corporate income taxes, which management does not consider to be items that drive our underlying business performance.
Normalized EBITDA, is a measure used by our management to evaluate our business performance and is defined as profit from operations before exceptional items, depreciation, amortization and impairment. Normalized EBITDA, is a key component of the measures that are provided to senior management on a monthly basis at the group level, the business segment level and lower levels. We believe Normalized EBITDA, is useful to investors for the following reasons.
We believe Normalized EBITDA, facilitates comparisons of our operating performance across our business segments from period to period. In comparison to profit of the year, Normalized EBITDA, excludes items which do not impact the day-to-day
operation of our primary business (that is, the selling of beer and other operational businesses) and over which management has little control. Items excluded from Normalized EBITDA are our share of results of associates and joint ventures, profit from discontinued operations, exceptional items, depreciation and amortization, impairment, financial charges and corporate income taxes, which management does not consider to be items that drive our underlying business performance. Because Normalized EBITDA includes only items management can directly control or influence, it forms part of the basis for many of our performance targets. For example, certain options under our share-based compensation plan were granted such that they vest only when certain targets derived from Normalized EBITDA were met.
We further believe that Normalized EBITDA and measures derived from it, are frequently used by securities analysts, investors and other interested parties in their evaluation of us and in comparison to other companies, many of which present an EBITDA performance measure when reporting their results.
Profit from operations, before exceptional items and Normalized EBITDA do, however, have limitations as analytical tools. They are not a recognized term under IFRS and do not purport to be an alternative to profit as a measure of operating performance, or to cash flows from operating activities as a measure of liquidity. As a result, you should not consider profit from operations, before exceptional items or Normalized EBITDA in isolation from, or as a substitute analysis for, our results of operations. Some limitations of Profit from operations, before exceptional items and/or Normalized EBITDA are:

•
Profit from operations, before exceptional items and Normalized EBITDA do not reflect the impact of financing costs on our operating performance. Such costs are significant in light of our increased debt subsequent to the combination with SAB;

•	Normalized EBITDA does not reflect depreciation and amortization, but the assets being depreciated and amortized will often have to be replaced in the future;

•	Normalized EBITDA does not reflect the impact of charges for existing capital assets or their replacements;

•	Profit from operations, before exceptional items and Normalized EBITDA do not reflect our tax expense; and

•	Profit from operations, before exceptional items and Normalized EBITDA may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations.
Additionally, profit from operations, before exceptional items and Normalized EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they are not adjusted for all non-cash
income or expense items that are reflected in our consolidated statement of cash flows.
We compensate for these limitations, in addition to using profit from operations, before exceptional items and Normalized EBITDA by relying on our results calculated in accordance with IFRS.
Our Normalized EBITDA amounted to USD 19,209 million for the year ended 31 December 2021. This represented an increase of USD 1,888 million, or 10.9%, as compared to our Normalized EBITDA for the year ended 31 December 2020. The results for the year ended 31 December 2021 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2020 and 2021, (ii) the Brazilian tax credits and (ii) currency translation effects. Excluding the effects of the business acquisitions and disposals, the Brazilian tax credits and currency translation effects, our Normalized EBITDA increased by 11.8%.

Net Finance Income / (Cost)
Our net finance income / (cost) items were as follows for the year ended 31 December 2021 and 31 December 2020:

	Year ended 31 December 2021	Year ended 31 December 2020	Change

	(USD million)		(%) (1)
Net interest expense	(3,561)	(3,854)	7.6
Net interest on net defined benefit liabilities	(73)	(82)	11.0
Accretion expense	(593)	(564)	(5.1)
Mark-to-market (hedging of our share-based payment programs)	(23)	(1,211)	—
Net interest income on Brazilian tax credits	118	315	—
Other financial results	(670)	(563)	(19.0)

Net finance cost before exceptional finance results	(4,803)	(5,959)	—
Other mark-to-market	(25)	(1,008)	—
Other	(781)	(730)	(7.0)

Exceptional net finance income/(cost)	(806)	(1,738)	—

Net finance income/(cost)	(5,609)	(7,697)	—

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our net finance cost for the year ended 31 December 2021 was USD 5,609 million, as compared to a net finance cost of USD 7,697 million for the year ended 31 December 2020, representing a cost reduction of USD 2,088 million.
In the second quarter of 2021, our subsidiary Ambev recognized USD 226 million income in Other operating income related to tax credits following a favorable decision from the Brazilian Supreme Court. Additionally, Ambev recognized USD 118 million of interest income in Finance income for the year ended 31 December 2021.
In the fourth quarter of 2020, Ambev concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized USD 481 million income in Other operating income and USD 315 million of interest income in Finance income for the year ended 31 December 2020.
The decrease in net finance costs before exceptional financial items from USD 5,959 million for the year ended 31 December 2020 to USD 4,803 million for the year ended 31 December 2021 is driven primarily by a negative mark-to-market
adjustment of USD 23 million in the year ended 31 December 2021, linked to the hedging of our share-based payment program, compared to a negative mark-to-market
adjustment of USD 1,211 million in the year ended 31 December 2020.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2021	Year ended 31 December 2020
Share price at the start of the twelve-month period (in euro)	57.01	72.71
Share price at the end of the twelve-month period (in euro)	53.17	57.01
Number of derivative equity instruments at the end of the period ( in millions )	55.0	55.0
Exceptional net finance income/(cost) includes a negative
mark-to-market
adjustment of USD 25 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a negative mark-to-market
adjustment of USD 1,008 million for the year ended 31 December 2020. The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2021	Year ended 31 December 2020
Share price at the start of the twelve-month period (in euro)	57.01	72.71
Share price at the end of the twelve-month period (in euro)	53.17	57.01
Number of derivative equity instruments at the end of the period ( in millions )	45.5	45.5
Other exceptional net finance costs for the year ended 31 December 2021 were mainly impacted by losses resulting from the early termination of certain bonds.
Share of Results of Associates and Joint Ventures
Our share of results of associates and joint ventures for the year ended 31 December 2021 was USD 248 million as compared to USD 156 million for the year ended 31 December 2020. See “Item 8. Financial Information—B. Significant Changes” for further details regarding our investment in our associate, AB InBev Efes.
Income Tax Expense
Our total income tax expense for the year ended 31 December 2021 amounted to USD 2,350 million, with an effective tax rate of 28.6%, as compared to an income tax expense of USD 1,932 million and an effective tax rate of 100.4% for the year ended 31 December 2020.
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
Profit Attributable to
Non-Controlling
Interests
Profit attributable to
non-controlling
interests was USD 1,444 million for the year ended 31 December 2021, an increase of USD 647 million from USD 797 million for the year ended 31 December 2020, mainly driven by improved performance for the year ended 31 December 2021 compared to the year ended 31 December 2020 and the issuance of a 49.9% minority stake in our
US-based
metal container operations completed on 30 December 2020.

Profit Attributable to Our Equity Holders
Profit attributable to our equity holders for the year ended 31 December 2021 was USD 4,670 million compared to USD 1,405 million for the year ended 31 December 2020. Basic earnings per share of USD 2.33 is based on 2,007 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the year ended 31 December 2021, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.
Excluding the
after-tax
impact of exceptional items discussed above and profit from discontinued operations, profit attributable to our equity holders for the year ended 31 December 2021 would have been a gain of USD 5,723 million, and basic earnings per share would have been USD 2.85.
Underlying EPS for the year ended 31 December 2021 was USD 2.88. Underlying EPS is basic earnings per share excluding the after-tax
exceptional items discussed above, the
mark-to-market
of the hedging of our share-based payment programs, the impact of hyperinflation accounting and the impact of discontinued operations. Underlying EPS was positively impacted by USD 165 million (after tax and non-controlling
interest) related to the combined impact realized in Other operating income and Interest Income on tax receivables related to Ambev’s tax credits.
The increase in profit attributable to our equity holders for the year ended 31 December 2021 was primarily due to increase in profit from operations discussed above and lower negative mark-to-market
adjustment linked to the hedging of our share-based payment programs and lower losses on the hedging of the shares issued in transactions related to the combination with Grupo Modelo and SAB compared to the year ended 31 December 2020.

	Year ended 31 December 2021	Year ended 31 December 2020

	(USD million)
Profit attributable to equity holders of AB InBev	4,670	1,405
Exceptional items, before taxes, attributable to equity holders of AB InBev	614	3,103
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	806	1,738
Exceptional taxes attributable to equity holders of AB InBev	(346)	(155)
Exceptional non-controlling interest	(20)	(228)
Profit from discontinued operations attributable to equity holders of AB InBev	—	(2,055)

Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev	5,723	3,807
Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev is a non-IFRS
measure. The measure most directly comparable to profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev and presented in accordance with IFRS in our consolidated financial statements is profit attributable to our equity holders. We believe profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev is useful to investors because it facilitates comparisons of our profit attributable to our equity holders from period to period. In comparison with profit attributable to our equity holders, profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev excludes items which are exceptional, which do not impact the day-to-day
operation of our primary business. Items excluded from profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev are the after-tax
exceptional items discussed above and the impact of discontinued operations, which management does not consider to be items that drive our underlying business performance.
Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev, however, has limitations as an analytical tool. It is not a recognized term under IFRS and does not purport to be an alternative to profit attributable to our equity holders as a measure of operating performance. As a result, you should not consider profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev in isolation from, or as a substitute analysis for, our profit attributable to our equity holders. Some limitations of profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev are:

•	Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev does not reflect items which are exceptional;

•	Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev does not reflect the impact of discontinued operations;

•
Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations; and

•
the adjustments made in calculating profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev are those that management consider are not representative of the underlying operations of the company and therefore are subjective in nature.

We compensate for these limitations, in addition to using profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev, by relying on our measures of profit attributable to our equity holders calculated in accordance with IFRS.

	Year ended 31 December 2021	Year ended 31 December 2020

	(USD per share)
Basic earnings per share	2.33	0.70
Exceptional items, before taxes, attributable to equity holders of AB InBev	0.31	1.55
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	0.40	0.87
Exceptional taxes attributable to equity holders of AB InBev	(0.17)	(0.08)
Exceptional non-controlling interest	(0.01)	(0.11)
Profit from discontinued operations attributable to equity holders of AB InBev	—	(1.03)

Basic EPS from continuing operations before exceptional items	2.85	1.91
Mark-to-market (hedging of our share-based payment programs)	0.01	0.61
Hyperinflation accounting impacts in EPS	0.01	—

Underlying EPS	2.88	2.51

The calculation of earnings per share is based on 2,007 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the year ended year ended 31 December 2021.
Basic EPS from continuing operations before exceptional items and Underlying EPS are non-IFRS
measures. The measure most directly comparable to basic EPS from continuing operations before exceptional items and Underlying EPS and presented in accordance with IFRS in our consolidated financial statements is basic earnings per share. We believe basic EPS from continuing operations before exceptional items and Underlying EPS are useful to investors because they facilitate comparisons of our earnings per share from period to period. In comparison with basic earnings per share, basic EPS from continuing operations before exceptional items and Underlying EPS exclude items which are exceptional, which do not impact the day-to-day
operation of our primary business, and Underlying EPS further excludes items over which management has no control, such as the effects of hyperinflation of Argentina. Items excluded from basic EPS from continuing operations before exceptional items are the after-tax
exceptional items discussed above and the impact of discontinued operations. Items excluded from Underlying EPS are the after-tax
exceptional items discussed above, the impact of discontinued operations, the mark-to-market
of the hedging of our share-based payment programs and the impacts of hyperinflation.
Basic EPS from continuing operations before exceptional items and Underlying EPS, however, have limitations as analytical tools. They are not recognized terms under IFRS and do not purport to be an alternative to earnings per share as a measure of operating performance on a per share basis. As a result, you should not consider basic EPS from continuing operations before exceptional items and Underlying EPS in isolation from, or as a substitute analysis for, our basic and diluted earnings per share. Some limitations of basic EPS from continuing operations before exceptional items and/or Underlying EPS are:

•
Basic EPS from continuing operations before exceptional items and Underlying EPS do not reflect items which are exceptional, and Underlying EPS further does not reflect items over which management has no control, such as the effects of hyperinflation in Argentina;

•	Basic EPS from continuing operations before exceptional items and Underlying EPS do not reflect the impact of discontinued operations;

•	Underlying EPS does not reflect the mark-to-market adjustment of the hedging of our share-based payment programs;

•
Basic EPS from continuing operations before exceptional items and Underlying EPS may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations; and

•
the adjustments made in calculating basic EPS from continuing operations before exceptional items and Underlying EPS are those that management consider are not representative of the underlying operations of the company and therefore are subjective in nature.

We compensate for these limitations, in addition to using basic EPS from continuing operations before exceptional items and Underlying EPS, by relying on our measures of earnings per share calculated in accordance with IFRS.
Adoption of hyperinflation accounting in Argentina
In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29
Financial Reporting in Hyperinflationary Economies
as of 1 January 2018. Consequently, we have applied hyperinflation accounting for our Argentinean subsidiaries for the first time in the year-to-date
September 2018 unaudited interim report, with effect as of 1 January 2018.
IAS 29 requires us to report the results of our operations in hyperinflationary economies as if these were highly inflationary as of 1 January 2018, and to restate the results for the twelve-month period ended 31 December for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period, namely 31 December 2021 closing rate for our results in the twelve-month period ended 31 December 2021.

In the twelve-month period ended 31 December 2021, we reported USD 82 million positive impact of hyperinflation accounting on our consolidated revenue and USD 54 million positive impact on our Normalized EBITDA. In the twelve-month period ended 31 December 2020, we reported USD 80 million negative impact of hyperinflation accounting on our consolidated revenue and USD 45 million negative impact on our Normalized EBITDA. The hyperinflation accounting in 2021 and 2020 results from the combined effect of the indexation to reflect changes in purchasing power on the results for 2021 and 2020, and the translation of those results at the closing rate of the period, rather than the average year-to-date
rate applied to the results of the full year 2021 and 2020.
The hyperinflation accounting adjustments on our consolidated revenue are as follows:

	Year ended 31 December 2021	Year ended 31 December 2020

	(USD million)
Indexation	240	146
Closing rate	(158)	(227)

Total	82	(80)

The hyperinflation accounting adjustments on our Normalized EBITDA are as follows:

	Year ended 31 December 2021	Year ended 31 December 2020

	(USD million)
Indexation	74	43
Closing rate	(20)	(87)

Total	54	(45)

Non-monetary
assets and liabilities stated at historical cost (e.g. property, plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line. See also note 11 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 included in this
Form 20-F.
Our income statement is also adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year-to-date
average rate for
non-hyperinflationary
economies), thereby restating the
year-to-date
income statement account both for inflation index and currency conversion.
In the year ended 31 December 2021, the hyperinflation accounting in accordance with IFRS rules resulted in a positive USD 152 million monetary adjustment reported in the finance line compared to a positive USD 76 million monetary adjustment for the year ended 31 December 2020, and a negative impact on the Profit attributable to our equity holders of USD 26 million compared to a negative impact of USD 10 million for the year ended 31 December 2020.
Year Ended 31 December 2020 Compared to the Year Ended 31 December 2019
For a discussion of our consolidated results of operations for the year ended 31 December 2020 compared to the year ended 31 December 2019, please see our Annual Report on Form
20-F
for the fiscal year ended 31 December 2020.

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES
Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2021 and 2020:

	Year ended 31 December,
	2021	2020
U.S. dollar	29.6%	31.9%
Brazilian real	12.4%	12.7%
Chinese yuan	9.7%	9.1%
Mexican peso	9.4%	8.9%
Euro	6.2%	6.9%
Colombian peso	4.1%	3.8%
South African rand	4.0%	3.3%
Canadian dollar	3.7%	3.9%
Argentinean peso (1)	3.0%	2.4%
Pound sterling	2.7%	2.7%
Peruvian peso	2.6%	2.5%
Dominican peso	2.1%	1.9%
South Korean won	2.1%	2.3%
Other	8.1%	7.6%

Note:

(1)	Hyperinflation accounting was adopted in 2018 to report the company’s Argentinean operations.
As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2021 and 2020:

•
We recorded a positive translation impact, including hyperinflation accounting impact, of USD 326 million on our revenue for the year ended 31 December 2021 (as compared to a negative translation impact of USD 3,410 million in 2020) and a positive translation impact, including hyperinflation accounting impact, of USD 36 million on our profit from operations for the year ended 31 December 2021 (as compared to a negative translation impact on our profit from operations of USD 593 million in 2020).

•
Our reported profit of the year was positively affected by a USD 41 million translation impact, including hyperinflation accounting impact, for the year ended 31 December 2021 (as compared to a negative translation impact of USD 297 million in 2020), while the positive translation impact, including hyperinflation accounting impact, on our basic earnings per share base for the year ended 31 December 2021 was USD 38 million, or USD 0.02 per share (as compared to a negative impact of USD 174 million, or USD 0.09 per share in 2020).

•	Our net debt decreased by USD 1,609 million in the year ended 31 December 2021 as a result of translation impacts (as compared to an increase of USD 3,426 million in 2020).

•	Equity attributable to our equity holders decreased by USD 4 320 million in the year ended 31 December 2021 as a result of translation impacts (as compared to a decrease of USD 9 943 million in 2020).
See note 28 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

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
We are of the opinion that our working capital, as an indicator of our ability to satisfy our short-term liabilities is, based on our expected cash flow from operations for the coming 12 months, sufficient to meet our requirements for the 12 months following the date of this
Form 20-F,
including requirements from short-term contractual obligations. Over the longer term, we believe that our cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service, dividend payments and other long-term contractual obligations going forward. As part of our cash flow management, we manage capital expenditures by optimizing use of our existing brewery capacity and standardizing operational processes to make our capital investments more efficient. We are also attempting to improve operating cash flow through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers.
Equity attributable to our equity holders and
non-controlling
interests amounted to USD 79.3 billion as of 31 December 2021 (USD 78.4 billion as of 31 December 2020) and our net debt amounted to USD 76.2 billion as of 31 December 2021 (USD 82.7 billion as of 31 December 2020). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.
Our optimal capital structure remains a net debt to Normalized EBITDA ratio of around 2x. Our level of debt could have significant consequences, including:

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

In March 2020, we drew the full USD 9.0 billion commitment under the Revolving Facility (as defined below), in order to proactively safeguard our liquidity position by holding cash on our balance sheet through the period of significant financial market volatility and uncertainty as a result of the
COVID-19
virus pandemic. As of 31 December 2020, the Revolving Facility was fully repaid. On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainable-Linked Loan Revolving Credit Facility, replacing our existing USD 9.0 billion Revolving Facility. The facility has an initial five-year term and incorporates a pricing mechanism that incentivizes improvement in key performance areas that are aligned with and contribute to our 2025 Sustainability Goals. As of 31 December 2021, the facility was fully undrawn.
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
Our cash, cash equivalents and short-term investments in debt securities, less bank overdrafts, as of 31 December 2021 amounted to USD 12.1 billion.
As of 31 December 2021, we had total liquidity of USD 22.2 billion, which consisted of USD 10.1 billion available under committed long-term credit facilities and USD 12.1 billion of cash, cash equivalents and short-term investments in debt securities, less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.
Cash Flow
The following table sets forth our consolidated cash flows for the years ended 31 December 2021 and 2020:

	Year ended 31 December
	2021	2020

	(USD million)
Cash flow from operating activities	14,799	10,891
Cash flow from (used in) investing activities	(5,878)	6,336
Cash flow from (used in) financing activities	(11,598)	(8,475)
Net increase/(decrease) in cash and cash equivalents	(2,677)	8,752
Cash Flow from Operating Activities
Our cash flows from operating activities for the years ended 31 December 2021 and 2020 were as follows:

	Year ended 31 December
	2021	2020

	(USD million)
Profit from continuing operations	6,114	147
Interest, taxes and non-cash items included in profit	12,693	17,024

Cash flow from operating activities before changes in working capital and use of provisions	18,806	17,171
Change in working capital (1)	2,459	592
Pension contributions and use of provisions	(375)	(616)
Interest and taxes (paid)/received	(6,197)	(6,391)
Dividends received	106	51
Cash flow from operating activities on Australia discontinued operations	—	84

Cash flow from operating activities	14,799	10,891

Note:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.

Non-cash
items included in profit of the year include: depreciation, amortization and impairments, including impairment losses on goodwill, receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of results of associates and joint ventures; net finance cost; income tax expense and other non-cash
items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 for a more comprehensive overview of our cash flow from operating activities.
Our primary source of cash flow for our ongoing activities and operations is our cash flow from operating activities. For extraordinary transactions (such as the 2008 Anheuser-Busch Companies acquisition, the 2013 Grupo Modelo combination and the 2016 combination with SAB), we may, from time to time, also rely on cash flows from other sources. See “—Cash Flow used in Investing Activities” and “—Cash Flow from/(used in) Financing Activities” below.
Cash flow from operating activities in 2021 increased by USD 3,908 million, or 35.9%, from USD 10,891 million in 2020 to USD 14,799 million in 2021, resulting from higher profit and changes in working capital for 2021 compared to 2020 as our results for 2020 were negatively impacted by the
COVID-19
pandemic.
We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as “core” (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital increased our operational cash flow in 2021 by USD 2,459 million. This increase includes USD 158 million cash inflow from derivatives.
Cash Flow used in Investing Activities
Our cash flows used in investing activities for the years ended 31 December 2021 and 2020 were as follows:

	Year ended 31 December
	2021	2020

	(USD million)
Net capital expenditure (1)	(5,498)	(3,687)
Acquisition and sale of subsidiaries and associates, net of cash acquired / disposed of	(444)	(510)
Net proceeds from the sale / (acquisition) of other assets	65	(292)
Proceeds from Australia divestiture (discontinued operations)	—	10,838
Cash flow from investing activities on Australia discontinued operations	—	(13)

Cash flow from (used in) investing activities	(5,878)	6,336

Note:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.

Our cash outflow from investing activities was USD 5,878 million in 2021 as compared to USD 6,336 million cash inflow from investing activities in 2020. The decrease in the cash flow from investing activities in 2021 was mainly due to the exceptional USD 10,838 million proceeds from the divestiture of the Australian business reported in 2020 and higher net capital expenditures in 2021 compared to 2020.
Our net capital expenditures amounted to USD 5,498 million in 2021 and USD 3,687 million in 2020. Out of the total 2021 capital expenditures approximately 44% was used to improve the company’s production facilities while 41% was used for logistics and commercial investments and 15 % was used for improving administrative capabilities and for the purchase of hardware and software.
Cash Flow from/(used in) Financing Activities
Our cash flows from/(used in) financing activities for the years ended 31 December 2021 and 2020 were as follows:

	Year ended 31 December
	2021	2020

	(USD million)
Dividends paid (1)	(2,364)	(1,800)
Net (payments on) / proceeds from borrowings	(8,511)	(8,294)
Payments of lease liabilities	(531)	(461)
Other (including purchase of non-controlling interests)	(192)	2,086
Cash flow from financing activities on Australia discontinued operations	—	(6)

Cash flow from (used in) financing activities	(11,598)	(8,475)

Note:

(1)
Dividends paid in 2021 consisted primarily of USD 1.2 billion paid by Anheuser-Busch InBev SA/NV and USD 0.8 billion paid by Ambev and its subsidiaries. Dividends paid in 2020 consisted primarily of USD 1.1 billion paid by Anheuser-Busch InBev SA/NV and USD 0.6 billion paid by Ambev and its subsidiaries.

Cash flow used in financing activities amounted to USD 11,598 million in 2021, as compared to a cash flow used in financing activities of USD 8,475 million in 2020. The cash flow used in financing activities in 2021 and 2020 reflects dividends paid and payments on borrowings. The increase is primarily driven by higher dividends paid in 2021 and the issuance of a 49.9% minority stake in our
US-based
metal container operations to Apollo for net proceeds of USD 3.0 billion in 2020. Proactive deployment of excess cash balances toward gross debt reduction resulted in a cash outflow of USD 8,294 million and USD 8,511 million in 2020 and 2021, respectively.
For more information on the financing activities related to long-term debt issuances in 2020 and 2021, see “—Funding Sources—Borrowings” below. Please also refer to note 23 of our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021.
Transfers from Subsidiaries
The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 9.9% of our profit from operations for the year ended 31 December 2021, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. Capital transfer restrictions are also common in certain developing countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country. As at 31 December 2021, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of the operating subsidiaries.

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
Cash and Cash Equivalents and Short-Term Investments
Our cash and cash equivalents and short-term investments, less bank overdrafts, at each of 31 December 2021 and 2020 were as follows:

	Year ended 31 December (derived from audited financial statements)
	2021	2020

	(USD million)
Cash and cash equivalents	4,505	5,132
Bank overdrafts	(53)	(5)
Investment in short-term debt securities	7,592	10,119
Cash and Cash Equivalents and Short-Term Investments	12,043	15,247
Borrowings
In 2021, we redeemed the outstanding principal amounts indicated in the table below of the following series of notes issued by Anheuser-Busch InBev SA/NV (“
ABISA
”), Anheuser-Busch InBev Finance Inc. (“
ABIFI
”) and Anheuser-Busch InBev Worldwide Inc. (“
ABIWW
”):

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Aggregate principal amount outstanding (in millions)	Principal amount redeemed (in millions)
27 January 2021	ABIWW	3.750% Notes due 2024	AUD	650	650
28 January 2021	ABISA	1.500% Notes due 2025	EUR	2,147	2,147
29 June 2021	ABIWW	4.150% Notes due 2025	USD	2,500	2,500
23 July 2021	ABIFI	4.600% Notes due 2045	USD	565	565
At the beginning of 2020, we had a USD 9.0 billion multi-currency revolving credit facility maturing in August 2022 (the “
Revolving Facility
”) under a senior facilities agreement (the “
2010 Senior Facilities Agreement
”). In March 2020, we drew the full USD 9.0 billion commitment under the Revolving Facility and as of 31 December 2020, the amount has been repaid in full. On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainable-Linked Loan Revolving Credit Facility (“
SLL Revolving Facility
”), replacing our existing USD 9.0 billion Revolving Facility. The facility has an initial five-year term and incorporates a pricing mechanism that incentivizes improvement in key performance areas that are aligned with and contribute to our 2025 Sustainability Goals. As of 31 December 2021, the facility was fully undrawn.

The terms of the SLL Revolving Facility are described under “Item 10. Additional Information—C. Material Contracts.”
Our optimal capital structure remains a net debt to Normalized EBITDA ratio of around 2x. Our continued increased level of debt could have significant consequences, as described under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and may face financial risks due to our level of debt, uncertain market conditions and as a result of the potential downgrading of our credit ratings.”
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
We have a Euro Medium-Term Note Programme under which Anheuser-Busch InBev SA/NV may periodically issue and have outstanding debt denominated in any currency or currencies, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements, outside the U.S. to
non-U.S.
persons in reliance on Regulation S. The guarantors of payments of all amounts due in respect of notes issued under the EMTN Programme are Cobrew NV, Brandbrew SA, Brandbev S.à r.l., Anheuser-Busch InBev Worldwide Inc., ABIFI and Anheuser-Busch Companies, LLC (subject to certain terms and conditions). Under the EMTN Programme, we may issue notes on a continuing basis up to a maximum aggregate principal amount of EUR 40.0 billion (USD 45.3
3
billion) or its equivalent in other currencies. Such notes may be fixed, floating, zero coupon or a combination of these. The proceeds from the issuance of any such notes may be used to repay short-term and/or long-term debt and to fund general corporate purposes of the AB InBev Group. If in respect of any particular issue of notes there is a particular identified use of proceeds, this will be stated in the applicable final terms relating to the notes. As of 31 December 2021, the total outstanding debt under the EMTN Programme amounted to EUR 22.7 billion (USD 25.7
3
billion). Our ability to issue additional notes under the EMTN Programme is subject to market conditions.
We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 3.0 billion (USD 3.4
3
billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. We also have established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 5.0 billion. As of 31 December 2021, we had no outstanding commercial paper under these programs. Our ability to borrow additional amounts under the programs is subject to investor demand. If we are ever unable to refinance under these commercial programs as they become due, we have access to funding through the use of our committed lines of credit.
Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2021, after certain hedging and fair value adjustments, USD 6.2 billion, or 6.9%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate, while USD 82.7 billion, or 93.1%, bore a fixed interest rate. Our net debt is denominated in various currencies, though primarily in the U.S. dollar and in the Euro. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.
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

3	Converted at the closing rate of December 2021.

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of Normalized EBITDA, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. For our definition of Normalized EBITDA, see “—E. Results of Operations—Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020 —Normalized EBITDA.”
We have also entered into certain financial instruments in order to mitigate interest rate risks.
Please refer to note 28 of our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”
The 2010 Senior Facilities Agreement does not include restrictive financial covenants. For further details regarding our total current and non-current
liabilities, please refer to note 23 of our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021.
The following table sets forth the level of our current and
non-current
interest-bearing loans and borrowings as of 31 December 2021 and 2020:

	Year ended 31 December
	2021	2020

	(USD million)
Secured bank loans	628	702
Commercial papers	—	1,522
Unsecured bank loans	106	294
Unsecured bond issues	85,726	93,725
Unsecured other loans	40	83
Lease liabilities	2,277	2,234

Total	88,777	98,559

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2021:

	Carrying Amount (1)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

	(USD million)
Secured bank loans	628	553	53	3	6	13
Unsecured bank loans	106	106	—	—	—	—
Unsecured bond issues	85,716	293	—	2,371	6,738	76,314
Unsecured other loans	50	9	38	—	—	3
Lease liabilities	2,277	446	434	311	425	661

Total	88,777	1,407	525	2,685	7,169	76,991

Note:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 December 2021.

Please refer to note 28 of our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.
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
Capital Expenditures
We spent USD 5,498 million during 2021 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2021, approximately 44% was used to improve our production facilities while 41% was used for logistics and commercial investments. Approximately 15% was used for improving administrative capabilities and purchase of hardware and software.
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
The above information for 2020 relates to capital expenditures with respect to continuing operations only, and excludes the Australian operations accounted for as discontinued operations.
Our capital expenditures are primarily funded through cash from operating activities.
Investments and Disposals
We regularly engage in acquisitions, divestitures and investments. We also engage in start-up
or termination of activities and may transfer activities between business segments. Such events have had, and are expected to continue to have, a significant effect on our results of operations and the comparability of period-to-period
results. See “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes” for further information on significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2021 and 2020. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 included in this
Form 20-F.
Net Debt and Equity
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

The following table provides a reconciliation of our net debt to the sum of current and non-current
interest- bearing loans and borrowings as of the dates indicated:

	Year ended 31 December
	2021	2020

	(USD million)
Non-current interest bearing loans and borrowings	87,369	95,478
Current interest bearing loans and borrowings	1,408	3,081
Total	88,777	98,559
Bank overdrafts	53	5
Cash and cash equivalents	(12,097)	(15,252)
Interest-bearing loans granted (included within Trade and other receivables)	(175)	(173)
Non-current and current debt securities (included within Investment securities) (1)	(396)	(418)
Net debt	76,162	82,722

Note:

(1)	See note 23 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021.
Net debt as of 31 December 2021 was USD 76.2 billion, a decrease of USD 6.5 billion as compared to 31 December 2020. Apart from operating results net of capital expenditures, the net debt was impacted mainly by the payment of interests and taxes (USD 6.2 billion), dividend payments to shareholders of AB InBev and Ambev (USD 2.4 billion) and foreign exchange impact on net debt (USD 1.6 billion decrease of net debt).
Net debt as of 31 December 2020 was USD 82.7 billion, a decrease of USD 12.8 billion as compared to 31 December 2019. Apart from operating results net of capital expenditures, the net debt was impacted mainly by the payment of interests and taxes (USD 6.4 billion), the settlement of derivatives (USD 0.7 billion increase of net debt), dividend payments to shareholders of AB InBev and Ambev (USD 1.8 billion) foreign exchange impact on net debt (USD 3.4 billion increase of net debt), the proceeds from the divestiture of the Australian business (USD 10.8 billion decrease of net debt) and the proceeds related to the issuance of a 49.9% minority stake in the company’s
US-based
metal container operations (USD 3.0 billion decrease of net debt).
Consolidated equity attributable to equity holders of AB InBev as of 31 December 2021 was USD 68,669 million, compared to USD 68,024 million as of 31 December 2020. The net increase resulted from the profit attributable to equity shareholders partially offset by dividends paid and foreign exchange losses on translation of foreign operations primarily related to the combined effect of the weakening of the closing rates of the Colombian peso, the Peruvian sol, the South African rand and the Mexican peso, partially offset by the weakening of the closing rate of the Euro, which resulted in a foreign exchange translation adjustment of USD 4,320 million as of 31 December 2021 (decrease of equity).
Consolidated equity attributable to equity holders of AB InBev as of 31 December 2020 was USD 68,024 million, compared to USD 75,722 million as of 31 December 2019. The decrease in equity was primarily related to the combined effect of the weakening of the closing rates of the Mexican peso, the South African rand, the Colombian peso, the Brazilian real and the Peruvian sol, and the strengthening of the Euro, which resulted in a foreign exchange translation adjustment of USD 9,943 million as of 31 December 2020 (decrease of equity).
Further details on equity movements can be found in our consolidated statement of changes in equity in our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021.
Our optimal capital structure remains a net debt to Normalized EBITDA ratio of around 2x.
See “—Funding Sources—Borrowings” above for details of long-term debt we entered into during 2021.

Guarantor Financial Information
The debt securities issued by (i) Anheuser-Busch InBev Finance Inc. (“
ABIFI
”) under Indentures dated as of January 17, 2013, January 25, 2016 and May 15, 2017, in each case among ABIFI, Anheuser-Busch InBev SA/NV (the “
Parent Guarantor
”), the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A., as trustee (ii) Anheuser-Busch InBev Worldwide Inc. (“
ABIWW
”) under Indentures dated as of October 16, 2009, December 16, 2016 and April 4, 2018, in each case among ABIWW, the Parent Guarantor, the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A, as trustee and (iii) Anheuser-Busch Companies, LLC (“
ABC
”) and ABIWW, as
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
Each guarantee provided under the aforementioned indentures is referred to as a “
Guarantee
” and collectively, the “Guarantees”; the subsidiaries of the Parent Guarantor providing Guarantees are referred to as the “Subsidiary Guarantors” and the Parent Guarantor and Subsidiary Guarantors collectively are referred to as the “Guarantors”. ABIWW, ABIFI and ABC are collectively referred to as the “
Issuers
”.
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
Pursuant to restrictions imposed by Luxembourg law, for the purposes of any Guarantees provided by Brandbrew S.A. or Brandbev S.à r.l. (each, a “
Luxembourg Guarantor
”), the maximum aggregate liability of such Luxembourg Guarantor under its Guarantee (including any actual or contingent liabilities as a guarantor of Other Guaranteed Facilities (as such term is defined in the applicable indenture)) shall not exceed an amount equal to the aggregate of (without double counting): (A) the aggregate amount of all moneys received by such Luxembourg Guarantor and its subsidiaries as a borrower or issuer under the Other Guaranteed Facilities; (B) the aggregate amount of all outstanding intercompany loans made to such Luxembourg Guarantor and its Subsidiaries by other members of the AB InBev Group which have been directly or indirectly funded using the proceeds of borrowings under the debt securities issued under the indentures and the Other Guaranteed Facilities; and (C) an amount equal to 100% of the greater of (I) the sum of (x) such Luxembourg Guarantor’s own capital (capitaux propres) (as referred to in the Luxembourg law dated 19 December 2002 on the commercial register and annual accounts, as amended (the “
Luxembourg Law of 2002
”), and as implemented by the Grand-Ducal regulation dated 18 December 2015 setting out the form and content of the presentation of the balance sheet and profit and loss account (the “
Luxembourg Regulation
”)) as reflected in such Luxembourg Guarantor’s then most recent annual accounts approved by the competent organ of such Luxembourg Guarantor (as audited by its statutory auditor (réviseur d’entreprises agréé), if required by law) at the date of an enforcement of such Luxembourg Guarantor’s Guarantee and (y) any amounts owed by such Luxembourg Guarantor to any other member of the AB InBev Group which have not been funded, directly or indirectly, using the proceeds of borrowings under the Indentures or the Other

Guaranteed Facilities (as defined below) and (II) the sum of (x) such Luxembourg Guarantor’s own capital (capitaux propres) (as referred to by article 34 of the Luxembourg Law of 2002 and as implemented by the Luxembourg Regulation) as reflected in its most recent annual accounts available as of the date of the applicable Indenture and (y) any amounts owed by such Luxembourg Guarantor to any other member of the AB InBev Group which have not been funded, directly or indirectly, using the proceeds of borrowings under the Indentures or the Other Guaranteed Facilities.
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

	Year ended 31 December
	2021 (1)	2020 (2)

	(USD million)
Statement of Income Data
Revenue	14,920	14,260
Gross profit	8,339	8,193
Profit from continuing operations	2,055	859
Profit from discontinued operations	—	368
Profit for the period	2,055	1,227
Balance Sheet Data
Due from non-guarantor subsidiaries	78,031	43,420
Other non-current assets	61,434	61,602
Non-current assets	139,465	105,022
Due from non-guarantor subsidiaries	7,160	22,881
Other current assets	11,874	23,323
Current assets	19,034	46,204
Due to non-guarantor subsidiaries	48,960	36,364
Other non-current liabilities	93,317	103,874
Non-current liabilities	142,277	140,238
Due to non-guarantor subsidiaries	14,937	15,963
Other current liabilities	22,303	33,290
Current liabilities	37,240	49,253

Note:

(1)
For the year ended 31 December 2021, revenue, gross profit, profit from continuing operations and profit for the period includes USD 344 million, USD (500) million, USD 3,162 million and USD 3,162 million of intercompany transactions with non-guarantor
subsidiaries and related parties, respectively.

(2)
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
Please refer to note 28 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021, and in particular to the discussions therein on “Liquidity Risk,” for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.
Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 24 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2022 onwards. In 2021, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 388 million. Contributions to defined benefit pension plans for 2022 are estimated to be approximately USD 192 million for our funded defined benefit plans, and USD 68 million in benefit payments to our unfunded defined benefit plans and post- retirement medical plans. Please refer to note 24 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 for further information on our employee benefit obligations.

Collateral and Contractual Commitments
The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2021 and 2020:

	Year ended 31 December
	2021	2020

	(USD million)
Collateral given for own liabilities	310	391
Contractual commitments to purchase property, plant and equipment	449	528
Contractual commitments to acquire loans to customers	142	150
Other commitments	1,943	1,953
In order to fulfil our commitments under various outstanding stock option plans, we entered into stock lending arrangements for up to 30 million of our own ordinary shares. We will pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as a dividend. As of 31 December 2021, 30 million loaned securities were used to fulfil stock option plan commitments.
As at 31 December 2021, the following M&A related commitments existed:

•
As part of the 2012 shareholders agreement between our subsidiary Ambev and E. León Jimenes S.A. (“
ELJ
”), following the acquisition of Cervecería Nacional Dominicana S.A. (“
CND
”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85%. As at 31 December 2021, the put option for the remaining shares held by ELJ was valued USD 0.6 billion (2020: USD 0.7 billion). The corresponding liability is presented as a current liability and recognized as a deferred consideration on acquisitions at fair value in “Level 3” category.

Please refer to note 29 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and others.
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
To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 30 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021.
I. OUTLOOK AND TREND INFORMATION
In 2022, we expect our Normalized EBITDA to grow
in-line
with our medium term outlook of between
4-8%,
excluding the impact of currency translation effects, and our revenue to grow ahead of Normalized EBITDA from a healthy combination of volume and price. The outlook for 2022 reflects our current assessment of the scale and magnitude of the
COVID-19
pandemic, which is subject to change as we continue to monitor ongoing developments.

Net pension interest expenses and accretion expenses are expected to be in the range of USD 170 to USD 200 million per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in 2022 to be approximately 4.0%. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.
We expect net capital expenditure of between USD 4.5 and USD 5.0 billion in 2022.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
Administrative, Management, Supervisory Bodies and Senior Management Structure
Our management structure is a
“one-tier”
governance structure composed of our Board, a Chief Executive Officer responsible for our day-to-day
management and an executive committee (the “
Executive Committee
”). The Executive Committee is led by our Chief Executive Officer and comprises the Chief Executive Officer, the Chief Financial Officer, the Chief Strategy and Technology Officer and the Chief Legal and Corporate Affairs Officer and Corporate Secretary. Our Board is assisted by four main committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee. See “—C. Board Practices—Information About Our Committees.”
Board of Directors
Role and Responsibilities, Composition, Structure and Organization
The role and responsibilities of our Board of Directors and its composition, structure and organization are described in detail in our corporate governance charter (“
Corporate Governance Charter
”), which is available on our website:
https://www.ab-inbev.com/investors/corporate-governance.html
.
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

As a consequence, our Board is currently composed of four directors nominated by Eugénie Patri Sébastien S.A. (which represents Interbrew’s founding Belgian families and holds the class A Stichting certificates), four directors nominated by BRC S.à.R.L. (“
BRC
”) (which represents the Brazilian families that were previously the controlling shareholders of Ambev and holds the class B Stichting certificates), one additional non-executive
director who was appointed by the Stichting, three directors who were appointed by the holders of Restricted Shares and three independent directors. The appointment and renewal of all directors (i) are based on a recommendation of the Nomination Committee, taking into account the rules regarding the composition of the Board of Directors set out in our articles of association, and (ii) are subject to approval by the shareholders’ meeting. Directors (other than the Restricted Share Directors) are appointed for a maximum term of four years, but the shareholders’ meeting can resolve for a shorter term. In accordance with our bylaws, Restricted Share Directors are appointed for renewable terms ending at the next shareholders’ meeting following their appointment.
Under article 7:87 of the Belgian Code of Companies and Associations (the “
Belgian Companies Code
”), the independence of directors is assessed by taking into consideration the criteria set out in Principle 3.5 of the 2020 Belgian Corporate Governance Code, which are the following:

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

Should the Board present for appointment as independent director a candidate who does not meet the criteria above, it will explain the reasons why it considers that such candidate is independent, in accordance with article 7:87 of the Belgian Companies Code.
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
The composition of our Board is currently as follows:

Name	Principal Function	Nature of Directorship	Initially Appointed	Term Expires

María Asunción Aramburuzabala	Director	Non-executive	2016	2024

Martin J. Barrington	Director and Chair of the Board (1)	Non-executive, nominated by the holders of Restricted Shares	2016	2022

M. Michele Burns	Independent Director	Non-executive	2016	2024

Sabine Chalmers	Director	Non-executive, nominated by the holders of class A Stichting certificates	2019	2023

Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2024

Claudio Garcia	Director	Non-executive, nominated by the holders of class B Stichting certificates	2019	2023

William F. Gifford, Jr.	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2022

Paulo Alberto Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2024

Xiaozhi Liu	Independent Director	Non-executive	2019	2023

Alejandro Santo Domingo Dávila	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2022

Elio Leoni Sceti	Independent Director	Non-executive	2016	2024

Cecilia Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2019	2023

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2024

Roberto Thompson Motta	Director	Non-executive, nominated by the holders of class B Stichting certificates	2020	2024

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2024

Note:

(1)	We have determined that Mr. Barrington is an independent director for purposes of Rule 10A-3 of the Exchange Act.

At our annual shareholders’ meeting held on 28 April 2021, the mandates of Mr. Martin J. Barrington, Mr. William F. Gifford, Jr. and Mr. Alejandro Santo Domingo Dávila were renewed for a term of 1 year.
The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.
No member of the Board has any conflicts of interest within the meaning of the Belgian Companies Code between any duties he or she owes to us and any private interests and/or other duties.
Ms.
 Aramburuzabala
is a
non-executive
member of the Board. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnológico Autónomo de Mexico). She has served as CEO of Tresalia Capital since 1996. She is currently the chairperson of the Boards of Directors of Tresalia Capital, Abilia, Medistik and Red Universalia. She was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Boards of Coty, Consejo Mexicano de Negocios and is an Advisory Board member of ITAM School of Business.
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

Ms.
 Chalmers
is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1965, Ms. Chalmers is an American citizen and holds a Bachelor’s Degree in Law from the London School of Economics and is qualified to practice law in England and New York State. Ms. Chalmers is the General Counsel and Director of Regulatory Affairs of BT Group plc. Prior to joining BT, she was the Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors of AB InBev, a role she held from 2005 to 2017. Ms. Chalmers joined AB InBev after 12 years with Diageo plc where she held a number of senior legal positions including as General Counsel of the Latin American and North American businesses. Prior to Diageo plc, she was an associate at the law firm of Lovell White Durrant in London, specializing in mergers and acquisitions.
Mr.
 Cornet de Ways Ruart
is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange U.K. and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a non-executive
director of EPS, Adrien Invest, Floridienne S.A. and several privately held companies.
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
Mr.
 Santo Domingo
is a representative of the Restricted Shareholders. Born in 1977, he is a Colombian citizen and obtained a B.A. in History from Harvard College. He is the Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of Directors of SABMiller Plc until 2016, where he was also Vice-Chairman of SABMiller Plc for Latin America. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia. He is Chairman of the Board of Valorem, a company which owns a diverse portfolio of industrial and media assets in Latin America. Mr. Santo Domingo is also a director of JDE Peet’s N.V., an international coffee and tea company, ContourGlobal plc, a diversified international power generation company, LifeTime, Inc., an owner and operator of fitness centers in the United States and Canada, Florida Crystals, the world’s largest sugar refiner, Advanced Merger Partners, Inc., a special purpose acquisition company affiliated with Houlihan Lokey, Inc., Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian newspaper, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit
sector, he is Chair of the Wildlife Conservation Society and Fundacion Mario Santo Domingo. He is also a Member of the Boards of The Metropolitan Museum of Art, DKMS, a foundation dedicated to combatting leukemia and blood disorders, WNET, Mount Sinai Health System and Fundacion Pies Descalzos, a foundation focused on assisting impoverished children in Colombia. He is a member of Harvard University’s Global Advisory Council (GAC).
Ms.
 Sicupira
is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1981, she is a Brazilian citizen and is a graduate from the American University of Paris with a Bachelor’s Degree in International Business Administration and of Harvard Business School’s Owner/President Management (OPM) program. Ms. Sicupira previously served on the board of Lojas Americanas S.A, Ambev S.A., Restaurant Brands International and São Carlos Empreendimentos S.A. Ms. Sicupira began her career in 2004 as an analyst within Goldman Sachs’ Investment Banking Division covering Latin America. Today she is a director and partner of LTS Investments.

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
Mr.
 Roberto Thompson Motta
is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1957, he is a Brazilian citizen and received a BS in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from The Wharton School of the University of Pennsylvania. He is a
co-founder
and member of the Investment Committee of 3G Capital, a global investment firm headquartered in New York. Mr. Thompson has served on the Board of Directors of Ambev S.A. since 2001 and StoneCo Ltd since 2018 where he chairs the Finance Committee. He previously served on the Board of Directors of Restaurant Brands International. He was one of the founding partners of GP Investments Ltd. and a member of its Board of Directors until 2010. Mr. Thompson is a member of The Graduate Executive Board of The Wharton School of the University of Pennsylvania, The International Council of The Metropolitan Museum of Art in New York and a Patron of the Museum of Modern Art of São Paulo.
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

Name	Current	Past
María Asunción Aramburuzabala	Tresalia Capital, Abilia, Red Universalia, Medistik, Consejo Mexicano de Negocios, Coty Inc and Instituto Tecnológico Autónomo de México (ITAM) School of Business	Grupo Financiero Banamex, LLC, Banco Nacional de México, América Móvil, Grupo Televicentro, Televisa, Cablevisión, Empresas ICA, Aeroméxico, Siemens, Tory Burch, LLC, Artega Automobil, Diblo, Dirección de Fábricas, Filantropía Modelo, Consejo Asesor para las Negociaciones Comerciales Internacionales, Compromiso Social por la Calidad de la Educación, Latin America Conservation Council, Fresnillo plc, Médica Sur, Calidad de Vida, Progreso y Desarrollo para la Ciudad de México and Compañía Periodística Nacional, Grupo Modelo, KIO Networks

Martin J. Barrington	Richmond Performing Arts Center L.L.P.	Altria Group, Inc., NextUp (formerly Middle School Renaissance 2020, LLC), Virginia Museum of Fine Arts

M. Michele Burns	Cisco Systems Inc., The Goldman Sachs Group Inc., Etsy Inc., Circle Internet Financial	Alexion Pharmaceuticals Inc.

Sabine Chalmers	BT Group Plc, Continental Grain Group, Eugénie Patri Sébastien S.A. and the Stichting	Coty Inc.

Paul Cornet de Ways Ruart	Eugénie Patri Sébastien S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A.and the Stichting	Sparflex, Bunge Ltd, Krispy Kreme Doughnuts Inc., Panera Bread Holdings Corp., Peet’s Coffee & Tea, LLC, Coffee & Bagel Brands Inc. Company, Inc., Rayvax Société d’Investissement S.A.

Claudio Garcia	Lojas Americanas S.A., Garcia Family Foundation, Telles Foundation and Chapin School in New York	—

William F. Gifford, Jr.	Altria Group Inc., Catalyst Inc., Virginia Commonwealth University School of Business Foundation	Virginia Foundation for Independent Colleges, National Association of Manufacturers, Greater Richmond Partnership, Inc.

Paulo Alberto Lemann	Vectis Partners, Lojas Americanas S.A., Lemann Foundation and Lone Pine Capital LLC	Ambev

Elio Leoni Sceti	LSG Holdings (Chairman), the Kraft Heinz Company, Barry Callebaut, One Young World (Trustee), The Craftory (Chairman), Room to Read UK (Chairman)	EMI Music, Iglo Group, Beamly Ltd. and Nomad Foods

Xiaozhi Liu	ASL Automobile Science & Technology (Shanghai) Co., Ltd., Autoliv (NYSE) and Johnson Matthey Plc	Fuyao Glass Group

Name	Current	Past
Alejandro Santo Domingo Dávila	Quadrant Capital Advisors, Inc., Bavaria S.A., Valorem S.A., JDE Peet’s, Cine Colombia S.A., Organización Decameron S. de R.L., Florida Crystals Corporation, Caracol Televisión S.A., Life Time Inc., Metropolitan Museum of Art, Wildlife Conservation Society, DKMS and Fundación Mario Santo Domingo, Contour Global plc, Mount Sinai Health Systems, Advanced Merger Partners (AMPI)	SABMiller plc., Celumóvil S.A., Avianca S.A., Sofasa S.A., Cervecería Nacional S.A. (Panamá), Compañía de Cervezas Nacionales S.A. (Ecuador), Union de Cervecerías Peruanas Backus & Johnston S.A.A., Keurig Green Mountain (KGM), Millicom International Cellular SA

Cecilia Sicupira	LTS Investments	Restaurant Brands International and São Carlos Empreendimentos S.A., Ambev S.A., Lojas Americanas S.A.

Grégoire de Spoelberch
Agemar S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,
(1)
Financière Stockel,
(1)
Immobilière du Canal,
(1)
Verlinvest,
(1)
Midi Developpement,
(1)
Solferino Holding S.A., Vedihold, Clearvolt S.A. and Fonds Baillet Latour
Atanor,
(1)
Amantelia,
(1)
Demeter Finance, Lunch Garden Services,
(1)
Lunch Garden,
(1)
Lunch Garden Management,
(1)
Lunch Garden Finance,
(1)
Lunch Garden Concepts,
(1)
HEC Partners,
(1)
Q.C.C.,
(1)
A.V.G. Catering Equipment,
(1)
Immo Drijvers-Stevens and
(1)
Elpo-Cuisinex Wholesale
(1)
Navarin S.A., Wernelin S.A., Zencar S.A.

Roberto Thompson Motta	Ambev S.A., StoneCo Ltd., the Stichting,3G Capital, Inc. LTS Investments, The Wharton School of The University of Pennsylvania, Metropolitan Museum of Art.	Lojas Americanas S.A., São Carlos Empreendimentos S.A., Restaurant Brands International

Alexandre Van Damme	Patri S.A., the Stichting, Eugénie Patri Sébastien, S.A. and the Kraft Heinz Company	Keurig Green Mountain (KGM), Jacobs Douwe Egberts (JDE), DKMS and Fonds Baillet Latour, Restaurant Brands International

Note:

(1)	As permanent representative.
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
He is appointed and is subject to removal by our Board and reports directly to it.
Effective 1 July 2021 Michel Doukeris succeeded Carlos Brito as Chief Executive Officer and member of the Executive Committee.

Effective 1 July 2021 Brendan Whitworth became Zone President North America and Chief Executive Officer of Anheuser-Busch, following his previous role as U.S. Chief Sales Officer.
Effective 1 August 2021 Ezgi Barcenas became Chief Sustainability Officer, following her previous role as Global Vice President of Sustainability.
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
As of 1 January 2022, our Executive Committee consisted of the following members:

Name	Function
Michel Doukeris (1)	Chief Executive Officer
John Blood	Chief Legal and Corporate Affairs Officer and Corporate Secretary
Fernando Tennenbaum	Chief Financial Officer
David Almeida	Chief Strategy and Technology Officer
Note:

(1)
Michel Doukeris became Chief Executive Officer and a member of the Executive Committee on 1 July 2021, succeeding Carlos Brito who was the Chief Executive Officer and a member of the Executive Committee until 30 June 2021.

As of 1 January 2022, and in addition to the members of our Executive Committee, our senior leadership team consists of the following:

Name	Function
Katherine Barrett	General Counsel
Pedro Earp	Chief Marketing and ZX Ventures Officer
Lucas Herscovici	Chief Sales Officer
Peter Kraemer	Chief Supply Officer
Nelson Jamel	Chief People Officer
Ezgi Barcenas	Chief Sustainability Officer
Pablo Panizza	Chief Direct to Consumer Officer
Ricardo Tadeu	Chief B2B Officer
Jan Craps	Zone President Asia Pacific (APAC)
Brendan Whitworth	Zone President North America
Carlos Lisboa	Zone President Middle Americas
Ricardo Moreira	Zone President Africa
Jean Jereissati Neto	Zone President South America
Jason Warner	Zone President Europe
The business address for all of these members of our senior leadership team is: Brouwerijplein 1, 3000 Leuven, Belgium.
Michel Doukeris
is our CEO since 1 July 2021 and a member of the Executive Committee. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined AB InBev in 1996 and held a number of commercial operations roles in Latin America before moving to Asia where he led AB InBev’s China and Asia Pacific operations for seven years. In 2016 he moved to the U.S. to assume the position of global Chief Sales Officer. Prior to his appointment as CEO, Mr. Doukeris had led Anheuser-Busch and the North American business since January 2018.

Fernando Tennenbaum
 is our Chief Financial Officer since 29 April 2020 and a member of the Executive Committee. Born in 1977, he is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev. He joined the company in 2004, and has held various roles in the finance function (including Treasury, Investor Relations and M&A). He most recently served as the Vice President of Finance (South America Zone) and Chief Financial and Investor Relations Officer of Ambev S.A.
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
Ezgi
 Barcenas
 is our Chief Sustainability Officer since August 2021. Born in 1984, Ms. Barcenas is a dual citizen of Cyprus and the US and holds a bachelor’s degree in Biomedical and Electrical Engineering from Vanderbilt University, a master’s degree in Environmental Health from Harvard School of Public Health and an MBA degree from The University of Chicago Booth School of Business. Since joining the company in 2013 through the Global MBA Program, Ms. Barcenas has held key roles within the Corporate Affairs and Procurement functions. She most recently served as the Global Vice President of Sustainability. Prior to joining AB InBev, she worked in international trade, public health and international development.
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
John Blood
is our Chief Legal and Corporate Affairs Officer, Company Secretary and a member of our Executive Committee. Born in 1967, Mr. Blood is a U.S. citizen and holds a Bachelor’s Degree from Amherst College and a JD degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A. Most recently Mr. Blood was AB InBev’s General Counsel. Prior to the latter role, he was Zone Vice President Legal and Corporate Affairs in North America where he has led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood worked on the legal team in Diageo’s North American business and also was in private practice at a New York City law firm.
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
Lucas Herscovici
is our Chief Sales Officer since August 2020. Born in 1977, he is an Argentinean citizen and received a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires. Mr. Herscovici joined us in 2002 as a Global Management Trainee in our Latin America South Zone and has built his career in marketing and sales. After years of leading Sales Strategy in Argentina, he moved to our Global Headquarters and in 2011 was responsible for opening the “Beer Garage,” our global digital innovation office based out of Palo Alto, California. After leading Digital Marketing and Consumer Connections for the United States, he became Global Marketing VP of Insights, Innovation and Consumer Connections, and held such role until 31 December 2018. He most recently served as Chief
Non-Alcohol
Officer until August 2020.
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
Jean Jereissati Neto
is our Zone President South America and CEO of Ambev. Born in 1974, he is a Brazilian citizen and received a Degree in Business Administration from Fundação Getúlio Vargas (FGV) and an Executive Education at Insead and Wharton. Mr. Jereissati joined Ambev in 1998 and held various positions in Sales and Trade Marketing prior to becoming CEO of Cerveceria Nacional Dominicana, in 2013, making a successful integration with CND. In 2015, he joined Asia and Pacific North Zone to become Business Unit President for China and in 2017 he was appointed Zone President of the Zone, leading one of the most complex and fast-growing business. Most recently, Mr. Jereissati held the role of Business Unit President for Brazil.
Peter Kraemer
is our Chief Supply Officer. Born in 1965, he is a U.S. citizen. A fifth-generation Brewmaster and native of St. Louis, Mr. Kraemer holds a Bachelor’s degree in Chemical Engineering from Purdue University and a Master’s Degree in Business Administration from St. Louis University. He joined Anheuser-Busch 33 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Mr. Kraemer became Vice President, Supply, for AB InBev’s North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016.
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
Ricardo Tadeu
is our Chief B2B Officer since 1 July 2020. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Laws from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined Ambev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the combination with SAB in 2016. Mr. Tadeu most recently served as Chief Sales Officer and before that he held the role as Zone President Africa until 31 December 2018.
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
Brendan Whitworth
is our Zone President North America and CEO of Anheuser-Busch since 1 July 2021. Born in 1976, he is a US citizen and holds an MBA degree from Harvard Business School. Prior to his current role, he was Chief Sales Officer of Anheuser-Busch. Mr. Whitworth joined AB InBev in 2013 as a Global Sales Director and went on to hold various commercial leadership positions in the U.S., including Vice President U.S. Trade Marketing and Vice President Sales U.S. Northeast Region. Prior to joining AB InBev, Mr. Whitworth held a series of U.S. commercial leadership roles at PepsiCo
Frito-Lay.
He has also served in the U.S. Marine Corps and Central Intelligence Agency.
General Information on the Members of the Executive Committee
In relation to each of the members of the Executive Committee as of 31 December 2021 (or the most recent practicable date, for former members), other than as set out below, we are not aware of (i) any convictions in relation to fraudulent offenses in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any office, directorships or partner or senior management positions in the last five years, or (iii) any official public incrimination and/or sanctions of such members by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.
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

Name	Current	Past

Michel Doukeris	—	The Beer Institute

John Blood	—	International Institute for Conflict Prevention and Resolution (CPR)

Fernando Tennenbaum	—	—

David Almeida	—	—

B. COMPENSATION
Introduction
Our compensation system has been designed and approved to help motivate high performance. The goal is to deliver market-leading compensation, driven by both company and individual performance, and alignment with shareholders’ interests by encouraging ownership of our shares. Our focus is on annual and long-term variable pay, rather than on base salary or fees.
The remuneration policy described below reflects changes made to the policy that was approved by the annual shareholders’ meeting in 2021, with respect to (i) bonuses to be paid in respect of financial years 2022 onwards and (ii) long-term incentive grants (including the grant of performance stock units) in respect of financial year 2022 onwards. These changes will apply to members of the Executive Committee, subject to the approval of the remuneration policy by the annual shareholders’ meeting of 27 April 2022.
Share-Based Payment Plans
We currently have three primary, share-based payment plans, namely (i) our restricted stock unit plan for directors (“
RSU Plan Directors
”) established in 2019 (which replaced our long-term incentive stock option plan for directors (“
LTI Stock Option Plan Directors
”) established in 2014), (ii) our share-based compensation plan (“
Share-Based Compensation Plan
”), established in 2006 (and amended as from 2010) and (iii) our long-term incentive plan for eligible employees (“
LTI Plan Executives
”), established in 2009.
In addition, from time to time, we make exceptional grants to our employees and employees of our subsidiaries or grants of shares, restricted stock units, performance stock units or options under plans established by us or by certain of our subsidiaries.
LTI Stock Option Plan Directors
The table below provides an overview of all of the stock options outstanding under our former LTI Stock Option Plan Directors as of 31 December 2021
(1)
:

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

Note:

(1)
Under the former LTI Stock Option Plan Directors, stock options were granted to directors at an exercise price equal to the market price of our shares at the time of the grant. These LTI stock options cliff vest after five years, have a maximum lifetime of 10 years and an exercise period that starts five years after the grant date. Unvested LTI stock options are subject to forfeiture provisions in the event a director’s mandate is not renewed upon the expiry of his or her term, or he or she is terminated in the course of his or term, in each case due to a breach of duty by such director.

As of 31 December 2021, the total number of stock options granted under the LTI Stock Option Plan Directors is 1.105 million. As of 31 December 2021, of the 1.105 million outstanding options, none were vested.
For additional information on the LTI stock options held by members of our Board of Directors and members of our Executive Committee, see “—Compensation of Directors and Executives” below.
RSU Plan Directors
The share-based portion of the remuneration of the directors of AB InBev is granted in the form of restricted stock units (“
RSUs
”) corresponding to a fixed gross value per year of (i) EUR 550,000 (USD 653,387) for the Chair of the Board of Directors, (ii) EUR 350,000 (USD 415,792) for the Chair of the Audit Committee and (iii) EUR 200,000 (USD 237,595) for the other directors.
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
The granting and vesting of the restricted stock units are not subject to performance criteria. Therefore, such RSUs qualify as fixed remuneration.
The table below provides an overview of all of the RSUs granted under our RSU Plan that remain outstanding:

Grant date of RSUs	Vesting date of RSUs	Number of RSUs granted	Number of RSUs outstanding
		(in millions)	(in millions)
24 April 2019	24 April 2024	0.042	0.042
3 June 2020	3 June 2025	0.075	0.075
28 April 2021	28 April 2026	0.057	0.057
Total		0.173	0.173
Share-Based Compensation Plan
Our Executive Committee and other senior employees are granted variable compensation under our Share-Based Compensation Plan. Executives receive their variable performance-related compensation (bonus) in cash but have the choice to invest some (up to 60%) or all of the value of their variable compensation in our shares, referred to as voluntary shares. Voluntary shares are:

•	existing Ordinary Shares;

•	entitled to dividends paid as from the date of grant;

•	subject to a lock-up period of three years with respect to bonuses for the financial year 2022 and onwards; and

•
granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of restricted stock units, subject to specific restrictions or forfeiture provisions in the event of termination of service (“
Discounted Share
s”).

Executives who invest in voluntary shares also receive three matching shares from the Company for each voluntary share invested up to a limited total percentage (60%) of each executive’s variable compensation. These matching shares are also delivered in the form of restricted stock units (“
Matching Shares
”). With respect to bonuses for financial year 2022 and onwards, the number of Matching Shares will be limited to one and a half matching shares for each voluntary share invested, and the restricted stock units delivered to eligible employees relating to the Matching Shares and the Discounted Shares will vest over a three-year period.
With respect to bonuses for financial year 2021, half of the voluntary shares and restricted stock units relating to Matching Shares and Discounted Shares are subject to a lock-up
and vesting period, respectively, of three years, while the other half are subject to a lock-up
and vesting period, respectively, of five years.
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
Specific forfeiture rules apply in the event the executive leaves the company before the vesting date of the restricted stock units.
In accordance with the authorization granted in our bylaws, the variable compensation system deviates from article 7:91, indents 1 and 2 of the Belgian Companies Code, as it allows:

•
for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, eligible employees are encouraged to invest some or all of their variable compensation in voluntary shares. Such voluntary investment also leads to a grant of Matching Shares in the form of restricted stock units, which vest over a three-year period, promoting sustainable long-term performance; and

•
for the voluntary shares granted under the Share-Based Compensation Plan to vest at their grant, instead of applying a vesting period of a minimum of three years. Nonetheless, the voluntary shares are subject to a three-year lock-up
period.

LTI Plan Executives
Annual Long-Term Incentives
Subject to management’s assessment of the employee’s performance and future potential, senior employees are eligible for an annual long-term incentive to be paid out in restricted stock units, performance stock units and/or stock options. Since 2020, grants to senior employees have primarily taken the form of restricted stock units. For financial year 2022 and onwards, long-term incentive grants to employees of a certain seniority, including members of the Executive Committee and senior leadership team, will primarily take the form of a combination of restricted stock units and performance stock units, both with a three-year vesting period. Any grant of annual long-term incentives to members of the Executive Committee and the senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee.
Long-term restricted stock units have the following features:

•	a grant value determined on the basis of the market price or an average market price of the share at the time of grant;

•	upon vesting, each restricted stock unit entitles its holder to acquire one share;

•
all long-term restricted stock units cliff-vest over a three-year period (with respect to financial year 2021, half of the restricted stock units cliff vest over a three-year period and the other half cliff vest over a five-year period); and

•	in the event the executive leaves the company before the vesting date, specific forfeiture rules will apply.
Long-term performance stock units have the following features:

•	a grant value determined on the basis of the market price or an average market price of the share at the time of grant;

•	the performance stock units cliff vest over a three-year period;

•
upon vesting of the performance stock units, the number of shares to which the holder thereof shall be entitled will depend on a performance test measuring (on a percentile basis) the company’s three-year total shareholder return (TSR) relative to the TSR realized for that period by a representative sample of listed companies belonging to the fast-moving consumer goods sector. The number of shares to which holders of the performance stock units shall be entitled is subject to a hurdle and cap; and

•	in the event the executive leaves the company before the vesting date, specific forfeiture rules will apply.
LTI stock options have the following features:

•	upon exercise, each LTI stock option entitles the option holder to one share. As of 2010, we have also issued LTI stock options entitling the holder to one ADS;

•	an exercise price equal to the market price or an average market price of our share or our ADS at the time of granting;

•	a maximum lifetime of 10 years and an exercise period that starts after five years; and

•	the LTI stock options cliff vest after five years. Unvested options are subject to specific forfeiture provisions in case of termination of service before the end of the five-year vesting period.
The table below gives an overview of the annual LTI stock options on our shares that have been granted under the LTI Plans outstanding as of 31 December 2021:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
30 November 2012	2.75	1.65	66.56	29 November 2022
14 December 2012	0.22	0.09	66.88	13 December 2022
2 December 2013	2.48	1.66	75.15	1 December 2023
19 December 2013	0.37	0.21	74.49	18 December 2023
1 December 2014	2.48	1.70	94.46	30 November 2024
17 December 2014	0.53	0.31	88.53	16 December 2024
1 December 2015	1.63	0.99	121.95	30 November 2025
22 December 2015	1.86	1.39	113.00	21 December 2025
1 December 2016	2.32	1.46	98.04	30 November 2026
15 December 2016	1.15	0.75	97.99	14 December 2026
13 January 2017	0.02	0.01	99.01	12 January 2027
20 January 2017	0.96	0.81	98.85	19 January 2027

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
1 December 2017	4.79	3.36	96.70	30 November 2027
22 January 2018	1.05	0.96	94.36	21 January 2028
8 March 2018	0.27	0.25	89.43	7 March 2028
3 December 2018	4.48	3.12	67.64	2 December 2028
25 January 2019	0.93	0.81	65.70	24 January 2029
2 December 2019	5.87	4.87	71.87	1 December 2029
The table below gives an overview of the annual LTI stock options on our ADS that have been granted under the LTI Plans outstanding as of 31 December 2021:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
30 November 2012	1.16	0.67	86.43	29 November 2022
14 December 2012	0.17	0.11	87.34	13 December 2022
2 December 2013	1.05	0.67	102.11	1 December 2023
19 December 2013	0.09	0.06	103.39	18 December 2023
1 December 2014	1.04	0.66	116.99	30 November 2024
17 December 2014	0.22	0.16	108.93	16 December 2024
1 December 2015	1.00	0.66	128.46	30 November 2025
22 December 2015	0.14	0.08	123.81	21 December 2025
1 December 2016	1.29	0.89	103.27	30 November 2026
15 December 2016	0.08	0.05	102.91	14 December 2026
1 December 2017	1.40	1.01	114.50	30 November 2027
3 December 2018	1.19	0.96	76.87	2 December 2028
2 December 2019	1.26	1.09	79.35	1 December 2029
For further details regarding annual long-term incentive restricted stock units granted to members of the Executive Committee in 2021, please see “—Compensation of Directors and Executives—Long-Term Incentives—Annual Long-Term Incentives” below.
Exceptional Long-Term Incentives
Restricted stock units, performance stock units or stock options may be granted from time to time to members of our management:

•	who have made a significant contribution to the success of the company; or

•	who have made a significant contribution in relation to acquisitions and/or the achievement of integration benefits; or

•	to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious short or long-term growth agenda.
Vesting of such restricted stock units, performance stock units or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants. Such performance conditions may consist of financial metrics related to market conditions (e.g. relative TSR) or non-market
conditions (e.g. EBITDA compounded annual growth rate).

Grants primarily take the form of restricted stock units. Any grant of exceptional long-term incentives to members of the Executive Committee and the senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee. For further details regarding exceptional long-term incentive stock options granted to members of the Executive Committee in 2021, please see “—Compensation of Directors and Executives—Long-Term Incentives—Exceptional Long-Term Incentives” below.
The following historic exceptional long-term incentive plans are currently in place, and upon recommendation of the Remuneration Committee, the Board can implement similar exceptional long-term incentive plans:

i.
2020 Incentive Plan
: Options can be granted to selected members of our management, who are considered to be instrumental in helping us achieve our ambitious growth target (the “
2020 Incentive Plan
”). Each option gives the grantee the right to purchase one existing share. The options have a duration of 10 years from granting and vest after five years. The options only become exercisable provided a performance test is met by AB InBev. This performance test is based on a net revenue amount which must be achieved by 31 December 2022 at the latest.

No options under the 2020 Incentive Plan were granted to members of the Executive Committee in 2021.

ii.
Integration Incentive Plan
: Options can be granted to selected members of our management considering the significant contribution that these employees can make to the success of the company and the achievement of integration benefits (“
Integration Incentive Plan
”).

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
In 2021, no additional options were granted under the Integration Incentive Plan to members of the Executive Committee.

iii.
Incentive Plan for SAB Employees
: Options can be granted to employees of former SAB (the “
Incentive Plan for SAB Employees
”). The grant results from the commitment that we have made under the terms of the combination with SAB, that we would, for at least one year, preserve the terms and conditions for employment of all employees that remained with SAB.

Each option gives the grantee the right to purchase one existing ordinary AB InBev share. The exercise price of the options is set at an amount equal to the market price of the share at the time of grant.
The options have a duration of 10 years as from granting and vest after three years. Specific forfeiture rules apply if the employee leaves the company before the vesting date. In 2021, no options were granted under the Incentive Plan for SAB employees to members of the Executive Committee.

iv.
Long Run Stock Options Incentive Plan
: Options can be granted to selected members of our management to incentivize and retain senior leaders who are considered to be instrumental in achieving our ambitious long-term growth agenda over the next 10 years (“
Long Run Stock Options Incentive Plan
”).

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

In 2021, no additional options were granted under the Long Run Stock Options Incentive Plan to members of the Executive Committee.
Other Recurring Long-Term Restricted Stock Unit Programs
Several recurring long-term restricted stock unit programs are in place.

i.
Base Long-Term Restricted Stock Units Program:
This
program allows for the offer of restricted stock units to members of our senior management. In addition to the grant of annual long-term restricted stock units described above under “—Annual Long-Term Incentives”, under this program restricted stock units can be granted under sub-plans
with specific terms and conditions and for specific purposes e.g. as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. In most cases, the restricted stock units vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set shorter or longer vesting periods for specific sub-plans
or introduce performance tests. Any grant to members of the Executive Committee and/or senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee. Other than the grants of annual long-term restricted stock units described below under “—Compensation of Directors and Executives—Long-Term Incentives—Annual Long-Term Incentives”, no restricted stock units were granted under the program to members of the Executive Committee in 2021.

ii.
Share Purchase Program
: This program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager
level or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of up to three matching shares for each share invested or, as the case may be, a number of matching shares corresponding to a fixed monetary value that depends on seniority level. The matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, specific forfeiture rules apply. Beginning in 2016, instead of restricted stock units, stock options may also be granted under this program with similar vesting and forfeiture rules. No shares under the program were purchased by members of the Executive Committee in 2021.

Ambev Exchange of Share-Ownership Program
From time to time certain of Ambev’s senior employees are transferred to us and vice versa. In order to encourage management mobility and promote alignment between our interests and the interests of these managers, our Board has approved a program that aims at facilitating the exchange by these senior employees of their Ambev shares into our shares (the “
ABI/Ambev Exchange Program
”). Under the ABI/Ambev Exchange Program, Ambev shares can be exchanged for our shares based on the average share price of both the Ambev shares and our shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up
period for the shares and provided that the manager remains in service during this period.
In 2021, no member of the Executive Committee participated in the ABI/Ambev Exchange Program.
Programs for Maintaining Consistency of Benefits Granted and for Encouraging Global Mobility of Executives
Two programs aimed at maintaining consistency of benefits granted to eligible employees and encouraging the international mobility of eligible employees while complying with all legal and tax obligations were approved at the annual shareholders’ meeting of AB InBev on 27 April 2010.

i.
The Exchange Program
: Under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant
1
and the options granted under the April 2009 Exceptional Grant
2
could be released,
e.g.
, for eligible employees who moved to the United States (“
Exchange Program
”). These eligible employees were then offered the opportunity to exchange their options against a number of our shares that remained locked up until 31 December 2018 (five years longer than the original lock-up
period).

Because the Series A Options granted under the November 2008 Exceptional Grant and the Options granted under the April 2009 Exceptional Grant vested on 1 January 2014, the Exchange Program is no longer relevant for these options. Instead, the Exchange Program has now become applicable to the Series B Options granted under the November 2008 Exceptional Grant. Under the extended program, eligible employees who are relocated,
e.g.
, to the United States, can elect to exchange their Series B Options against a number of our Ordinary Shares that, in principle, remain locked up until 31 December 2023 (five years longer than the original lock-up
period).
In 2021, no exchanges were executed under this program by members of the Executive Committee.
Upon recommendation of the Remuneration Committee, our Board has also approved a variant of the Exchange Program to allow the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for eligible employees who are relocated,
e.g.
, to the United States. The shares that result from the exercise of these options will, in principle, remain blocked until 31 December 2023. No options were accelerated in accordance with this approval in 2021.

ii.
The Dividend Waiver Program
: The dividend protection feature of the outstanding options, where applicable, owned by eligible employees who move to the United States will be canceled. In order to compensate for the economic loss which results from this cancellation, a number of new options will be granted to these eligible employees with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules, of the new options are identical to the outstanding options for which the dividend protection feature is canceled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the eligible employees concerned. In 2021, no options were granted under this program to members of the Executive Committee.

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

1
The Series A Options had a duration of 10 years from granting and vested on 1 January 2014. The Series B Options have a duration of 15 years from granting and vested on 1 January 2019. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/Normalized EBITDA (adjusted for exceptional items), ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 (USD 11.82) or EUR 10.50 (USD 12.02), which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008. No options were exercised by members of the Executive Committee in 2021.

2
The options had a duration of 10 years from granting and vested on 1 January 2014. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/Normalized EBITDA (adjusted for exceptional items), ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 21.94 (USD 25.12) or EUR 23.28 (USD 26.66), which corresponds to the fair market value of the shares at the time of the option grant.

Performance Related Incentive Plan for ZX Ventures
In 2016, we implemented a new performance related incentive plan, which substituted the long-term incentive stock option plan for eligible employees in ZX Ventures. ZX Ventures was created in 2015 to accelerate new business development opportunities, focusing on initiatives in
e-commerce,
mobile, craft and branded experiences, such as brew pubs, and is headed by Pedro Earp, Chief Marketing and ZX Ventures Officer.

The new incentive plan, which is inspired by compensation models in technology and start-up
businesses, aims at specifically linking compensation to the value creation and success of ZX Ventures.
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
Board Compensation in 2021
The fixed annual fee for our directors in 2021 amounted to EUR 75,000 (USD 89,098), except for the Chair of the Board and the Chair of the Audit Committee, whose fixed annual fees amounted to EUR 255,000 (USD 302,934) and EUR 127,500 (USD 151,467) respectively. On 24 April 2019, the annual shareholders’ meeting resolved that the fixed annual fee of the directors will no longer be supplemented by any attendance fee for each additional physical Board meeting after ten (10) meetings or for each Committee meeting attended.
In addition, a fixed annual retainer applied as follows: (a) EUR 28,000 (USD 33,263) for the Chair of the Audit Committee, EUR 14,000 (USD 16,632) for the other members of the Audit Committee, (c) EUR 14,000 (USD 16,632) for each of the Chairs of the Finance Committee, the Remuneration Committee and the Nomination Committee and (d) EUR 7,000 (USD 8,316) to each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee.
The share-based portion of the remuneration of the directors was granted in the form of restricted stock units corresponding to a fixed gross value of EUR 200,000 (USD 237,595). The Chair of the Board was granted restricted stock units corresponding to a fixed gross value of EUR 550,000 (USD 653,387) and the Chair of the Audit Committee was granted restricted stock units corresponding to a fixed gross value of EUR 350,000 (USD 415,792). Such restricted stock units will vest after 5 years and, upon vesting, will entitle their holders to one AB InBev share per restricted stock unit (subject to any applicable withholding).
We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

The table below provides an overview of the fixed and share-based compensation that our directors received in 2021.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of RSUs granted (2)
		(EUR)	(EUR)	(EUR)
María Asunción Aramburuzabala	10	75,000	0	75,000	3,444
Martin J. Barrington	10	255,000	21,000	276,000	9,472
Michele Burns	10	127,500	42,000	169,500	6,028
Sabine Chalmers	10	75,000	7,000	82,000	3,444
Paul Cornet de Ways Ruart	10	75,000	7,000	82,000	3,444
Grégoire de Spoelberch	10	75,000	14,000	89,000	3,444
Claudio Garcia	10	75,000	28,000	103,000	3,444
William F. Gifford Jr. (1)	8	0	0	0	0
Paulo Lemann	10	75,000	7,000	82,000	3,444
Xiaozhi Liu	10	75,000	14,000	89,000	3,444
Alejandro Santo Domingo	10	75,000	7,000	82,000	3,444
Elio Leoni Sceti	10	75,000	21,000	96,000	3,444
Cecilia Sicupira	10	75,000	7,000	82,000	3,444
Roberto Thompson Motta	10	75,000	7,000	82,000	3,444
Alexandre Van Damme	10	75,000	7,000	82,000	3,444

All directors as group		1,282,500	189,000	1,471,500	56,828

Note:

(1)	Mr. Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2021 and before.
(2)	No restricted stock units granted to Directors vested in 2021.
Stock Options Held by Directors
The table below sets forth, for each of our current directors, the number of LTI stock options they owned as of 31 December 2021
(1)
. LTI options are no longer awarded to directors (last grant on 25 April 2018).

	LTI 26	LTI 25	LTI 24	LTI 23	LTI 22		Total options
Grant date	25 April 2018	26 April 2017	27 April 2016	29 April 2015	30 April 2014
Expiry date	24 April 2028	25 April 2027	26 April 2026	28 April 2025	29 April 2024
María Asunción Aramburuzabala	15,000	15,000	15,000	15,000	0		60,000
Martin J. Barrington	0	0	0	0	0		0
Sabine Chalmers (2)	0	0	0	0	0		0
Michele Burns	25,500	25,500	25,500	0	0		76,500
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	15,000		75,000
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	15,000		75,000
Claudio Garcia (2)	0	0	0	0	0		0
William F. Gifford Jr. (3)	0	0	0	0	0		0
Paulo Lemann	15,000	15,000	15,000	15,000	0		60,000
Xiaozhi Liu	0	0	0	0	0		0
Alejandro Santo Domingo	15,000	15,000	0	0	0		30,000
Elio Leoni Sceti	15,000	15,000	15,000	15,000	0		60,000
Cecilia Sicupira	0	0	0	0	0		0
Roberto Thompson Motta	0	0	0	0	15,000	(4)	15,000
Alexandre Van Damme	15,000	15,000	15,000	15,000	15,000		75,000
Strike price (EUR)	84.47	104.50	113.25	113.10	80.83		—

Note:

(1)
At the annual shareholders’ meeting of AB InBev on 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan (see “—Share-Based Payment Plans—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged. In 2021, no LTI stock options listed in the table above were exercised by directors.

(2)
Mr. Garcia and Ms. Chalmers do not hold stock options under the company’s LTI Stock Options Plan for directors. However, they do still hold certain stock options that were awarded to them in the past in their capacity as executives of the company. Out of these, in 2021 Mr. Garcia exercised 57,293 LTI Options granted on 30 November 2011 with an exercise price of EUR 44.00.

(3)	Mr. Gifford has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate in 2021 and before.
(4)	15,000 stock options granted on 30 April 2014 to Roberto Thompson Motta from his previous service as director at the company.
Restricted Stock Units Held by Directors
The table below sets forth, for each of our current directors, the number of restricted stock units they owned as of 31 December 2021.

Grant Date	24 April 2019	3 June 2020	28 April 2021	Number of RSUs owned (3)
Vesting Date	24 April 2024	3 June 2025	28 April 2026
María Asunción Aramburuzabala	2,595	4,526	3,444	10,565
Martin J. Barrington	1,614	12,447	9,472	23,533
Michele Burns	4,544	7,920	6,028	18,492
Sabine Chalmers (2)	0	4,526	3,444	7,970
Paul Cornet de Ways Ruart	2,595	4,526	3,444	10,565
Grégoire de Spoelberch	2,595	4,526	3,444	10,565
Claudio Garcia (2)	0	4,526	3,444	7,970
William F. Gifford Jr. (1)	0	0	0	0
Paulo Lemann	2,595	4,526	3,444	10,565
Xiaozhi Liu	0	4,526	3,444	7,970
Alejandro Santo Domingo	2,595	4,526	3,444	10,565
Elio Leoni Sceti	2,595	4,526	3,444	10,565
Cecilia Sicupira	0	4,526	3,444	7,970
Roberto Thompson Motta	0	0	3,444	3,444
Alexandre Van Damme	2,595	4,526	3,444	10,565

All directors as group	24,323	70,153	56,828	151,304

Note:

(1)	William F. Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2021 and before.
(2)
In addition to the restricted stock units held under the company’s RSU plan for directors, Claudio Garcia and Sabine Chalmers hold certain restricted stock units that were awarded to them in the past in their capacity as executives of the company.

(3)	No restricted stock units granted to directors vested in 2021.

Board Share Ownership
The table below sets forth, as of the most recent practicable date, the number of our shares owned by our directors serving in 2021 and year-to-date
2022:

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
Executive Committee
The main elements of our executive remuneration are (i) a fixed-base salary, (ii) variable performance-related compensation (bonus), (iii) long-term incentives in the form of long-term restricted stock units, long-term performance stock units and/or long-term stock options, (iv) post-employment benefits and (v) other compensation.
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
Our executive compensation and reward programs are overseen by our Remuneration Committee. It submits recommendations on the remuneration policies and individual remuneration packages for the Board of Directors, the Chief Executive Officer, the Executive Committee and the senior leadership team to the Board for approval. Its objective is that the CEO and members of the Executive Committee and senior leadership team are incentivized to achieve, and are compensated for, exceptional performance. It also promotes the maintenance and continuous improvement of the company’s compensation framework, which applies to all employees. Such compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of its employees with the interests of all shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policies applicable to the Board, the CEO and the other members of the Executive Committee.
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
Unless otherwise specified, the information and amounts in this section relate to the members of our Executive Committee as of 1 January 2022. See “—A. Directors and Senior Management—Administrative, Management, Supervisory Bodies and Senior Management Structure.”
Base Salary
In order to promote alignment with market practice, base salaries are reviewed against benchmarks on an annual basis. These benchmarks are collated by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of over 20 leading peer companies (“
Peer Group
”) is used when available. The Peer Group is comprised of companies with a similar size to us, with the majority of them belonging to the fast-moving consumer goods sector, and each shares a complex and diverse business model and operate in talent and labor markets similar to us. The Peer Group is set by the Remuneration Committee upon the advice of an independent compensation consultant, and may be revised from time to time. If Peer Group data are not available for a given role, data from Fortune 100 companies are used. Our executives’ base salaries are intended to be aligned to mid-market
levels for the appropriate market.
Mid-market
means that for a similar job in the market, 50% of companies in that market pay less. Executives’ total compensation target is intended to be 10% above the third quartile.
In 2021, based on his employment contract (and taking into account the base salary earned in his prior role as Zone President North America until 30 June 2021), Michel Doukeris (our Chief Executive Officer since 1 July 2021) earned a fixed base salary of EUR 1.01 million (USD 1.20 million). The other members of our Executive Committee earned an aggregate base salary of EUR 1.75 million (USD 2.08 million).
In 2021, based on his employment contract, Carlos Brito earned a fixed salary of EUR 1.38 million (USD 1.64 million) for performance of his role as CEO (until 30 June 2021) and his advisory role to the new CEO (from 1 July 2021 to 31 December 2021).
Variable Performance-Related (Bonus) Compensation – Share-Based Compensation Plan
The variable performance-related compensation (bonus) element of remuneration for members of our Executive Committee is aimed at rewarding executives for driving our short- and long-term performance.
The target variable performance-related compensation (bonus) is expressed as a percentage of the market reference salary applicable to the executive. The on-target
bonus percentage currently theoretically amounts to maximum 200% of the market reference salary for members of the Executive Committee and 340% for the Chief Executive Officer. Company performance below or above target will result in a bonus payout that is lower or higher than the theoretical on-target
amount, subject to a cap. An additional incentive of 20% on a bonus amount may be awarded by the Remuneration Committee in the case of exceptional circumstances.
The effective
pay-out
of variable performance-related compensation (bonus), if any, is directly correlated with performance,
i.e
., linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics. If executives do not achieve their individual target hurdle, no bonus is earned irrespective of whether the total company and/or relevant business units achieve their targets. For financial year

2022 and onwards, if the total company and/or relevant business unit targets are not achieved, a limited portion of the bonus will be payable to executives if they achieve their individual target hurdle. In respect of prior financial years, no bonus would be earned if the total company and/or relevant business units do not achieve their targets, irrespective of individual target achievement.
Company and business unit targets are based on performance metrics which focus on top-line
growth, profitability and long-term value creation. For the year ended 31 December 2021, the performance metrics and their relative weights were:

Performance Metrics	Weight
Net Revenue (organic)	50%
EBITDA (organic)	30%
Cash flow (organic)	20%

Total	100%

Based on its performance and results in 2021, the company overachieved its aggregated performance targets in 2021.
The metrics and the relative weight attributed to each of them are set by the Board annually taking into account the Company’s strategic priorities.
Individual performance targets of the Chief Executive Officer and other members of the Executive Committee may consist of financial and non-financial
targets. Individual financial targets can, for example, be related to EBITDA, net revenue, capex, resource allocation and net debt ratios. Examples of individual non-financial
targets include brand development, operations and innovation, sustainability and other elements of corporate social responsibility, as well as compliance and ethics. Typical individual performance measures in the non-financial
areas relate to employee engagement, talent pipeline, sustainability goals and compliance, and are linked to the achievement of the company’s strategic objectives.
The target achievement for each of the performance metrics and business and individual objectives is assessed by the Remuneration Committee on the basis of accounting and financial data and other objective criteria. A weighted performance score is translated into a payout curve with a cap, subject to a hurdle of achievement for individual targets. The hurdle is set at the minimum acceptable level of individual performance to trigger eligibility for a bonus pay-out.
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
Variable Compensation (bonus) for Performance in 2021 – Paid in March 2022
For the full year 2021, based on his performance as Zone President North America (until 30 June 2021) and as CEO (from 1 July 2021), Michel Doukeris earned variable compensation of EUR 7.2 million (USD 8.6 million). Carlos Brito (Chief Executive Officer until 30 July 2021) earned variable compensation of EUR 3.6 million (USD 4.3 million). The other members of the Executive Committee earned aggregate variable compensation of EUR 5.7 million (USD 6.7 million).
These bonus amounts are based on our company’s performance during the year 2021 and the executives’ individual target achievements. The variable compensation was paid in March 2022.

Long-Term Incentives
Annual Long-Term Incentives
On 1 March 2021, 147,758 long-term restricted stock units were granted to Carlos Brito. On 13 December 2021, 17,380 long-term restricted stock units were granted to each of David Almeida, John Blood and Fernando Tennenbaum. On 1 March 2022, 137,648 long-term restricted stock units were granted to Michel Doukeris.
Half of the restricted stock units cliff vest over a three-year period and the other half cliff vest over a five-year period. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.
Exceptional Long-Term Incentives
In 2021, no grants were made to members of the Executive Committee under the exceptional long-term incentive plan.
Other Recurring Long-Term Restricted Stock Unit Programs
In 2021, no grants were made to members of the Executive Committee under the other recurring long-term restricted stock units programs.
Post-Employment Benefits
We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 24 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 for further details on our employee benefits.
Our Chief Executive Officer and other members of the Executive Committee participate in a defined contribution plan. The contribution under the Chief Executive’s plan for Michel Doukeris (Chief Executive Officer since 1 July 2021) amounted to approximately USD 0.15 million in 2021. No contributions were due by the Company under the Chief Executive Officer’s plan for Carlos Brito (Chief Executive Officer until 30 June 2021) in 2021. The contributions for other members of the Executive Committee amounted to approximately USD 0.03 million in the aggregate in 2021. See note 32 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021.
Other Compensation
We also provide executives with disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed. In 2021, the costs of these benefits amounted to approximately USD 0.02 million for Michel Doukeris (Chief Executive Officer since 1 July 2021), approximately USD 0.05 million for Carlos Brito (Chief Executive Officer until 30 June 2021) and approximately USD 0.07 million in aggregate for the other members of the Executive Committee.
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
Effective 1 July 2021, Carlos Brito (former Chief Executive Officer) stepped down as Chief Executive Officer. Between 1 July 2021 and 31 December 2021, he served as advisor to the new Chief Executive Officer. Effective 1 January 2022, Carlos Brito left the company. He received an amount not exceeding the sum of 12 months of his base salary and the average of the variable compensation paid for the last two years.
Michel Doukeris was appointed to serve as our Chief Executive Officer starting as of 1 July 2021. In the event of termination of his employment other than on the grounds of serious cause, he is entitled to a termination indemnity of 12 months of remuneration, including variable compensation as described above.
Our share-based compensation and long-term incentive plans contain a malus
provision for all grants made since March 2019. Such provision provides that the restricted stock units and/or stock options granted to an executive will automatically expire and become null and void in the scenario where the executive is found by the Global Ethics and Compliance Committee to be (i) responsible for a material breach of our Code of Business Conduct; or (ii) subject to a material adverse court or administrative decision, in each case in the period before the vesting of the restricted stock units or exercise of the stock options.
Options Owned by Executives
The table below sets forth the number of LTI stock options and matching options owned by the members of our Executive Committee in aggregate as of 31 December 2021 under the LTI Plan Executives, the Share-Based Compensation Plans, the November 2008 Exceptional Grant, the 2020 Incentive Plan, the Integration Incentive Plan and the Long Run Stock Options Incentive Plan. Members of our Executive Committee do not hold any warrants or stock options relating to our shares under our other incentive plans.

Program	Options held in aggregate by our Executive Committee	Strike price (EUR)	Grant date	Expiry date
LTI Plan 2009 (1)	0	44.00	30 November 2011	29 November 2021
LTI Plan 2009	56,880	66.56	30 November 2012	29 November 2022
LTI Plan 2009	83,922	75.15	2 December 2013	1 December 2023
LTI Plan 2009	113,468	94.46	1 December 2014	30 November 2024
LTI Plan 2009	36,035	121.95	1 December 2015	30 November 2025
LTI Plan 2009	45,837	113.00	22 December 2015	21 December 2025
LTI Plan 2009	36,728	98.04	1 December 2016	30 November 2025
LTI Plan 2009	75,756	98.85	20 January 2017	19 January 2027
LTI Plan 2009	19,112	96.70	1 December 2017	30 November 2027
LTI Plan 2009	146,486	94.36	22 January 2018	21 January 2028
LTI Plan 2009	306,794	65.70	25 January 2019	24 January 2029
LTI Plan 2009	377,402	71.87	2 December 2019	1 December 2029
November 2008 Exceptional Grant Options Series B	0	10.32	25 November 2008	24 November 2023
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09 (2)	228,943	33.24	1 December 2009	24 November 2023
2020 Incentive Options (3)	191,294	113.00	22 December 2015	21 December 2025

Program	Options held in aggregate by our Executive Committee	Strike price (EUR)	Grant date	Expiry date
Integration Incentive Stock Options (4)	173,628	97.99	15 December 2016	31 December 2026
Integration Incentive Stock Options (4)	261,706	109.10	5 May 2017	31 December 2026
Long Run Stock Options Incentive Plan (5)	2,503,130	96.70	1 December 2017	31 December 2032
March 2020 Stock Option Incentive	4,980,927	40.40	25 March 2020	24 March 2030

Note:

(1)
In 2021, David Almeida exercised 49,923 LTI stock options granted on 30 November 2011 with a strike price of EUR 44.00, John Blood exercised 6,517 LTI stock options granted on 30 November 2011 with a strike price of EUR 44.00, and Carlos Brito (Chief Executive Officer until 1 July 2021) exercised 280,273 LTI stock options granted on 30 November 2011 with a strike price of EUR 44.00.

(2)	Options granted under the Dividend Waiver Program. See “—Share-Based Payment Plans.”
(3)	Options granted under the 2020 Incentive Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”
(4)	Options granted under the Integration Incentive Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”
(5)	Options granted under the Long Run Stock Options Incentives Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”
Restricted Stock Units Owned by Executives
The table below sets forth the number of restricted stock units owned by the members of our Executive Committee in aggregate as of 31 December 2021
(1)
.

Program	RSUs held in aggregate by our Executive Committee	Grant date	Vesting date
Exceptional Incentive Restricted RSUs (2)	7,214	14 December 2012	14 December 2022
Exceptional Incentive Restricted RSUs (2)	10,717	17 December 2014	17 December 2024
Share Based Compensation Plan (3)	0	2 March 2016	2 March 2021
Share Based Compensation Plan (3)	2,043	3 March 2017	3 March 2022
Share Based Compensation Plan (3)	77,853	2 March 2018	2 March 2023
Performance-Based RSUs (4)	54,479	14 August 2018	14 August 2023
Share Based Compensation Plan (3)	16,827	4 March 2019	4 March 2024
Share Based Compensation Plan (3)	41,866	29 July 2019	29 July 2024
Share Based Compensation Plan (3)	10,748	2 March 2020	2 March 2025
RSUs (5)	1,269,855	25 March 2020	25 March 2025
Annual Long-Term RSUs (6)	35,434	14 December 2020	14 December 2023
Annual Long-Term RSUs (6)	35,431	14 December 2020	14 December 2025
Annual Long-Term RSUs (6)	26,070	13 December 2021	13 December 2024
Annual Long-Term RSUs (6)	26,070	13 December 2021	13 December 2026

Note:

(1)
The following restricted stock units vested in 2021: (i) 17,548 restricted stock units from 2 March 2016 held by Michel Doukeris vested in March 2021 at a price of EUR 49.20; (ii) 2,304 restricted stock units from 2 March 2016 held by Fernando Tennenbaum vested in March 2021 at a price of EUR 49.20; and (iii) 3,099 restricted stock units from 2 March 2016 held by John Blood vested in March 2021 at a price of EUR 49.20.

(2)
Restricted stock units granted under the Exceptional Incentive Restricted Stock Units Program, which allowed for the exceptional offer of restricted stock units to certain employees at the discretion of our Remuneration Committee as a long-term retention incentive for our key employees. Employees eligible to receive a grant under the program received two series of restricted stock units. The first half of the restricted stock units vests after five years. The second half of the restricted stock units vests after 10 years. Under a variant of this program, restricted stock units could be granted with a shorter vesting period of between two and a half and three years for the first half, and five years for the second half. In case of termination of service before the vesting date, specific forfeiture rules apply. As of 1 December 2020, this program has been replaced by the Base Long-Term Restricted Stock Units Plan. See “—Share-Based Payment Plans—Other Recurring Long-Term Restricted Stock Unit Programs.”

(3)	Restricted stock units granted under the Share Based Compensation Plan. See “—Share-Based Payment Plans—Share Based Compensation Plan from 2010.”

(4)
Restricted stock units granted under the Performance-Based Restricted Stock Units Program, which allowed for the offer of performance-based restricted stock units (“
Performance RSUs
”) to certain members of our management. Upon vesting, each Performance RSU gives the eligible employee the right to receive one existing Ordinary Share. The Performance RSUs have a vesting period of five years or of ten years. The shares resulting from the vesting of the Performance RSUs will only be delivered provided a performance test is met by the company. Specific forfeiture rules apply if the employee leaves the company before the vesting date or if the performance test is not achieved by a certain date. These Performance RSUs are subject to an organic EBITDA compounded annual growth rate target set by the Board. As of 1 December 2020, this program has been replaced by the Base Long-Term Restricted Stock Units Plan. See “—Share-Based Payment Plans—Other Recurring Long-Term Restricted Stock Unit Programs.”

(5)
Restricted stock units granted under the Restricted Stock Units Program, which allowed for the offer of restricted stock units to certain employees in certain specific circumstances e.g. as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. As of 1 December 2020, this program has been replaced by the Base Long-Term Restricted Stock Units Plan. See “—Share-Based Payment Plans—Other Recurring Long-Term Restricted Stock Unit Programs.”

(6)
Long-term restricted stock units granted under the Base Long-Term Restricted Stock Units Program. See “—Share-Based Payment Plans—Annual Long-Term Incentives” and “—Other Recurring Long-Term Restricted Stock Unit Programs.”

Executive Share Ownership
The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the Executive Committee to one year of base salary (gross). Newly appointed Executive Committee members have three years to reach such threshold following the date of their appointment.
The table below sets forth, as of the most recent practicable date, the number of our shares owned by the members of the Executive Committee serving in 2021:

Name	Number of our shares held		% of our outstanding shares
Michel Doukeris – CEO	(	*)	(	*)
David Almeida	(	*)	(	*)
John Blood	(	*)	(	*)
Fernando Tennenbaum	(	*)	(	*)
Carlos Brito (until 1 July 2021)	(	*)	(	*)
TOTAL	4.3 million		<1%

Note:

(*)	Each member of our Executive Committee serving in 2021 owns less than 1% of our outstanding shares as of the most recent practicable date.

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
The Remuneration Committee’s principal role is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the Chief Executive Officer, the Executive Committee and the senior leadership team, and on their individual remuneration packages. Its objective is that the Chief Executive Officer and members of the Executive Committee and senior leadership team are incentivized to achieve, and are compensated for, exceptional performance. The Committee also promotes the maintenance and continuous improvement of our company’s compensation policy, which applies to all employees. Such compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of employees with the interests of all shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policy applicable to the directors, the Chief Executive Officer and the other members of the Executive Committee and senior leadership team.

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
D. EMPLOYEES
As of 31 December 2021, we employed approximately 169,000 employees as compared to approximately 164,000 as of 31 December 2020.
Overview of Employees per Business Segment
The table below sets out the number of full-time employees at the end of each relevant period in our business segments.

	As of 31 December
	2021 (1)	2020	2019
North America	19,691	20,281	20,040
Middle Americas	51,969	48,751	52,412
South America	42,209	40,630	41,603
EMEA	22,215	22,357	23,804
Asia Pacific	26,095	26,510	29,482
Global Export and Holding Companies	7,160	5,166	4,574

Total	169,339	163,695	171,915

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
Labor Unions
Many of our hourly employees across our business segments are represented by unions, with a variety of collective bargaining agreements in place. Generally, relationships between us and the unions that represent our employees are good. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are exposed to the risk of labor strikes and disputes that could lead to a negative impact on our costs and production level.”
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
Our United States organization has approximately 5,600 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters, which will expire on 29 February 2024. Approximately 2,000 hourly employees at certain company-owned distributorships and packaging plants also are represented by the Teamsters and other unions, with local bargaining agreements ranging in distribution from three to five years.
E. SHARE OWNERSHIP
For a discussion of the share ownership of our directors and executives, as well as arrangements involving our employees in our capital, see “—B. Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
Shareholding Structure
The following table shows our shareholding structure as at 31 December 2021 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2021 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the SEC.
The first fourteen entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of article 3, §1, 13º of the Belgian Law of 2 May 2007 on the notification of significant shareholdings, and (ii) the eleventh, twelfth, thirteenth and fourteenth entities act in concert with the first ten entities within the meaning of article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by us and the Financial Services and Markets Authority (“
FSMA
”) in accordance with (a) article 6 of the Belgian Law of 2 May 2007 on the notification of significant shareholdings or (b) Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, and (ii) notifications to the company made on a voluntary basis on or prior to 31 December 2021, in aggregate, 845,346,860 Ordinary Shares, representing 42.67% of the voting rights attached to the shares outstanding as of 31 December 2021 excluding the 38,217,386 treasury shares held by us and certain of our subsidiaries. Pursuant to our articles of association, shareholders are required to notify us as soon as the amount of securities held giving voting rights exceeds or falls below a 3% threshold and 7.5% threshold.

Major shareholders	Number of shares	% of voting rights attached to our outstanding shares held (9)
Holders of Ordinary Shares
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “ Stichting ”) (1)(2)	663,074,832	33.47%
EPS Participations S. à .R.L, a company incorporated under Luxembourg law, affiliated with Eugénie Patri Sébastien (EPS) S.A., its parent company (2)(3)(5) (“ EPS Participations ”)	129,992,215	6.56%
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with BRC S.à.R.L (2)(3)(5) (“ EPS ”)	99,999	0.01%
BRC S.á.R.L., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with EPS (2)(4) (“ BRC ”)	34,670,040	1.75%
Rayvax Société d’Investissements SA, a company incorporated under Belgian law (“ Rayvax ”)	50,000	0.00%
Sébastien Holding SA, a company incorporated under Belgian law, affiliated with Rayvax, its parent company (2)	0	0.00%
Fonds Verhelst SRL, a company with a social purpose incorporated under Belgian law	0	0.00%
Fonds Voorzitter Verhelst SRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL, which controls it	6,997,665	0.35%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0.00%
Fonds Baillet Latour SC, a company incorporated under Belgian law, affiliated to Stichting Fonds InBev- Baillet Latour under Dutch law, which controls it (6)	5,485,415	0.28%

Major shareholders	Number of shares	% of voting rights attached to our outstanding shares held (9)
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto da Veiga Sicupira within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	4,468	0.00%
Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	259,000	0.01%
BR Global Investments GP, a company incorporated under Luxembourg law, acting in concert with Marcel Hermann Telles, Jorge Paulo Lemann and Carlos Alberto da Veiga Sicupira within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	304,663	0.02%
Santa Venerina, a company incorporated under the law of the Bahamas, acting in concert with Marcel Hermann Telles within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	4,408,563	0.22%
Holders of Restricted Shares
Altria Group, Inc. (7) (“Altria”)	185,115,417	9.34%
BEVCO Lux S.à R.L (8) (“BEVCO”)	96,862,718	4.89%

Note:

(1)
See section “—Controlling Shareholder” below. By virtue of their responsibilities as directors of the Stichting, Sabine Chalmers, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Marcel Herrmann Telles, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto da Veiga Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of our Ordinary Shares held by the Stichting. However, each of these individuals disclaims such beneficial ownership in such capacity.

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

(4)
Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto da Veiga Sicupira have disclosed to us that they control BRC and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our Ordinary Shares held by BRC. By virtue of their responsibilities as directors of BRC, Alexandre Behring, Carlos Alberto da Veiga Sicupira, Jorge Paulo Lemann, Paulo Alberto Lemann, Marc Lemann, Cecilia Sicupira, Marcel Herrmann Telles, Claudio Garcia, Roberto Moses Thompson Motta and Eduardo Saggioro may also be deemed, under the rules of the SEC, to be the beneficial owners of our Ordinary Shares held by BRC. However, Alexandre Behring, Paulo Alberto Lemann, Marc Lemann, Cecilia Sicupira, Claudio Garcia, Roberto Moses Thompson Motta and Eduardo Saggioro disclaim such beneficial ownership in such capacity.

(5)	On 18 December 2013, EPS contributed to EPS Participations its certificates in the Stichting and the shares it held directly in AB InBev, except for 100,000 shares.
(6)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour.
(7)
In addition to the Restricted Shares listed above, Altria announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the combination with SAB, it purchased 11,941,937 Ordinary Shares in the Company. Altria further increased its position of Ordinary Shares in the Company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by the Stichting dated 1 November 2016, resulting in an aggregate ownership of 9.97% based on the number of shares with voting rights as at 31 December 2021.

(8)
In addition to the Restricted Shares listed above, BEVCO announced in a notification made on 17 January 2017 in accordance with the Belgian Law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. BEVCO disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.19% based on the number of shares with voting rights as at 31 December 2021.

(9)
Percentages are calculated on the total number of outstanding shares as at 31 December 2021 (2,019,241,973 shares) minus the number of outstanding shares held in treasury by us and certain of our subsidiaries as at 31 December 2021 (38,217,386 Ordinary Shares).

U.S. Holders of Record
As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2021, we had 12,391,992 registered Ordinary Shares and 185,115,741 registered Restricted Shares held by 7 record holders in the United States, representing approximately 197.5 million of the voting rights attached to our shares outstanding as of such date. As of 31 December 2021, we also had 116,476,973 ADSs outstanding, each representing one Ordinary Share.
Controlling Shareholder
Our controlling shareholder is the Stichting, a foundation organized under the laws of the Netherlands which represents an important part of the interests of the founding Belgian families of Interbrew (mainly represented by EPS) and the interests of the Brazilian families which were previously the controlling shareholders of Ambev (represented by BRC).
As of 31 December 2021, the Stichting owned 663,074,832 of our shares, which represented a 33.47% voting interest based on the number of our shares outstanding as of 31 December 2021, excluding the 38,217,386 treasury shares held by us and certain of our subsidiaries. The Stichting and certain other entities acting in concert (within the meaning of Article 3, 13° of the Belgian Law of 2 May 2017 on the notification of significant shareholdings and/or within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids) with it (see “—Shareholders’ Arrangements” below) held, based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2021 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the SEC, in the aggregate, 42.67% of our shares based on the number of our shares outstanding on 31 December 2021, excluding the 38,217,386 treasury shares held by us and certain of our subsidiaries. As of 31 December 2021, BRC held 331,537,416 class B Stichting certificates (indirectly representing 16.74% of our shares), EPS held one class A Stichting certificate and EPS Participations held 331,537,415 class A Stichting certificates (together indirectly representing 16.74% of our shares). The Stichting is governed by its bylaws and its conditions of administration. Shares held by our main shareholders do not entitle such shareholders to different voting rights.
Shareholders’ Arrangements
The 2016 Shareholders’ Agreement
On 11 April 2016, the Stichting, EPS, EPS Participations, BRC and Rayvax entered into an Amended and Restated New Shareholders’ Agreement (the “
2016 Shareholders’ Agreement
”).
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
The 2016 Shareholders’ Agreement is filed as Exhibit 3.2 to this
Form 20-F.
Voting Agreement between the Stichting, Fonds Baillet Latour and Fonds Voorzitter Verhelst
The Stichting entered into a voting agreement, effective 1 November 2015 (the “
Fonds Voting Agreement
”) with Fonds Baillet Latour and Fonds Voorzitter Verhelst, which replaces in its entirety the voting agreement between the parties dated 16 October 2008, which was due to expire on 16 October 2016 if not renewed.
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
The Fonds Voting Agreement is filed as Exhibit 3.1 to this
Form 20-F.
Voting Agreement between the Stichting and certain Restricted Shareholders
Each holder of Restricted Shares representing more than 1% of our total share capital, being Altria and BEVCO, was required, upon completion of the combination with SAB, to enter into an agreement with the Stichting. Each of Altria and BEVCO entered into a voting agreement with the Stichting and us on 8 October 2016 (the “
Restricted Shareholder Voting Agreement
”), under which:

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

Each of the first 14 entities mentioned in the table appearing under Shareholding Structure have disclaimed beneficial ownership of all of the Restricted Shares and Ordinary Shares, as applicable, held by Altria and BEVCO.
The Restricted Shareholder Voting Agreement is filed as Exhibit 3.3 to this
Form 20-F.
B. RELATED PARTY TRANSACTIONS
AB InBev Group and Consolidated Entities
We engage in various transactions with affiliated entities that form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans and guarantees with affiliated entities, (iv) import agreements with affiliated entities, such as the import agreement under which Anheuser-Busch Companies imports our European brands into the United States, and (v) royalty agreements with affiliated entities, such as our royalty agreement with one of our United Kingdom subsidiaries related to the production and sale of our Stella Artois brand in the United Kingdom. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 35 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2021 and 2020 and for the three years ended 31 December 2021.
Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.
Transactions with Directors and Executive Committee Members (Key Management Personnel)
Total compensation of our directors and Executive Committee included in our income statement for 2021 set out below can be detailed as follows:

	Year ended 31 December 2021
	Directors	Executive Committee (1)

	(USD million)
Short-term employee benefits	2	24
Termination benefits	—	—
Other long-term employee benefits Share-based payments	—	33

Total	2	57

Note:

(1)	The 2021 Executive Committee members’ compensation includes the cost reported for our former CEO up to 30 June 2021 and the costs for the newly appointed CEO for the full year 2021.
In addition to short-term employee benefits (primarily salaries), the members of our Executive Committee were entitled to post-employment benefits. See also note 24 “Employee benefits” and note 32 “Related parties” to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021. In addition, key management personnel are eligible for our share-based payment plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 25 “Share-based payments” to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021.
Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with our company. During 2021, no payments were made to key management personnel except in the transactions listed below.
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
Other Transactions
In 2019, 2020 and 2021, our subsidiary Bavaria SA, along with other subsidiaries in Middle Americas, entered into transactions for approximately 26 billion Colombian pesos (USD 11 million), 42.9 billion Colombia pesos (USD 12.5 million) and 70.6 billion Colombian pesos (USD 18.9 million), respectively, for transportation services, lease agreements, advertising services and the sale of malt-based beverages and beer with companies of which Alejandro Santo Domingo Dávila, a member of our Board of Directors, is (i) part of the controlling shareholder group of such companies or (ii) Chair of the Board or controlling shareholder of such companies.
In 2019, 2020 and 2021, Grupo Modelo entered into transactions for MXN 29 million (USD 1.5 million), MXN 30 million (USD 1.4 million) and MXN 22.0 million (USD 1.1 million), respectively, for information technology infrastructure services with a company of which María Asunción Aramburuzabala, a member of our Board of Directors, is Chair of the Board.
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

Jointly Controlled Entities
Significant interests we hold in joint ventures include three entities in Brazil, one in Mexico and one in Canada. None of these joint ventures are material to us. Aggregate amounts of our interests in such entities are as follows:

As of 31 December 2021
(USD million)
Non-current assets	8
Current assets	2
Non-current liabilities	9
Current liabilities	2
Result from operations	(3)
Profit attributable to equity holders	(2)
Transactions with Associates
Our transactions with associates were as follows:

Year ended 31 December 2021
(USD million)
Gross profit	58
Current assets	57
Current liabilities	99
Our transactions with associates primarily consist of sales to distributors in which we have a non-controlling
interest.
Transactions with Pension Plans
Our transactions with pension plans mainly consisted of USD 12 million other expense to pension plans in the United States.
Transactions with Government-Related Entities
We have no material transactions with government-related entities.
Ambev Special Goodwill Reserve
As a result of the merger of InBev Brasil into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of the Normative Ruling No. 319/99 of the CVM (
Comissão de Valores Mobiliarios
, the Securities and Exchange Commission of Brazil). Such amortization will be carried out within the 10 years following the merger. As permitted by Normative Ruling No. 319/99, the Protocol and Justification of the Merger, entered into between us, Ambev and InBev Brasil on 7 July 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized in Ambev for the benefit of us, with the remaining 30% being capitalized in Ambev without the issuance of new shares for the benefit of all shareholders. Since 2005, pursuant to the Protocol and Justification of the Merger, Ambev has carried out, with shareholders’ approval, capital increases through the partial capitalization of the goodwill premium reserve. Accordingly, two wholly owned subsidiaries of Anheuser-Busch InBev (which hold our interest in Ambev) have annually subscribed to Ambev shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalized without issuance of new shares for the benefit of all Ambev shareholders. The Protocol and Justification of the Merger also provides, among other matters, that we shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

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
A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”
Legal and Arbitration Proceedings
Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during the period between 1 January 2021 and the date of this
Form 20-F
which may have, or have had in the recent past, significant effects on our financial position and profitability.
Anheuser-Busch InBev SA/NV
Budweiser Trademark Litigation
We are involved in a long-standing trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. Currently there are more than 60 cases pending in more than 30 jurisdictions. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to our financial position or profitability.
Belgian Tax Matters
In February 2015, the European Commission opened an
in-depth
state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by us on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and we were heard as an intervening party.

On 3 December 2020, the Advocate General (“
AG
”) of the European Court of Justice presented her
non-binding
opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute state aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case has been referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal.
Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to us in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. We have filed our observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case.
In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in our favor and have refused the actual tax exemption which it confers. We have filed a court claim against such decision before the Brussels court of first instance, which ruled in our favor on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities have appealed both judgments.
On 24 January 2019, we deposited EUR 68 million (USD 77 million) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, we recognized a provision of EUR 68 million (USD 77 million) in 2020.
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
Competition Commission of India Investigation
In 2018, the Competition Commission of India (“
CCI
”) opened an investigation against SABMiller India Limited (now Anheuser Busch InBev India Limited) and other brewers relating to legacy pricing practices in the Indian market involving sharing of information among competitors with a view to align on prices. On 24 September

2021, the CCI issued a final order finding that a number of brewers, including Anheuser Busch InBev India Limited, had engaged in anti-competitive behavior and imposed financial penalties on a number of brewers and individuals. AB InBev fully cooperated with the CCI throughout its investigation. The CCI found that AB InBev provided full, true and vital disclosures, and did not impose fines on AB InBev.
U.S. Department of Justice Investigation
In December 2020, the U.S. Department of Justice, Antitrust Division (the “
DOJ
”), informed us that it had initiated an investigation of possible antitrust violations in relation to hiring practices and requested documents and other information from us. On 19 November 2021, the DOJ notified us that it had closed its investigation.
Common Market for Eastern and Southern Africa Competition Commission Investigation
In June 2021, we received a notice from the Common Market for Eastern and Southern Africa (COMESA) Competition Commission regarding an investigation into market allocation. We are cooperating with the investigation.
Ambev and Its Subsidiaries
Tax Matters
In 2017, Ambev decided to participate in the Federal Tax Amnesty Program established by Provisional Measure No. 783/2017, converted into Law No. 13,496/2017 (“
PERT 2017
”), undertaking to pay tax assessments that were in dispute under administrative or judicial level, including debts from its subsidiaries, in the total amount of R$3.5 billion (USD 1.1 billion) (already considering discounts established by the program). The total amount paid in 2017 was approximately R$1.0 billion (USD 0.3 billion) and the balance will be paid in 145 monthly installments, with interest, starting in January 2018. All installments due from Ambev up to date have been paid by the company.
ICMS Value-Added Tax, IPI Excise Tax (Imposto sobre Produtos Industrializados – “IPI”) and Social Contributions on Gross Revenues (PIS and COFINS)
Manaus Free Trade Zone – IPI / PIS and COFINS
In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI Excise Tax and PIS and COFINS. With respect to IPI Excise Tax, Ambev’s subsidiaries have been registering IPI Excise Tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities (“
RFB
”) relating to the disallowance of such credits.
Ambev and its subsidiaries have also been receiving charges from the RFB in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI Excise Tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev.
In April 2019, the Brazilian Supreme Court of Justice (“
STF
”) announced its judgment on Extraordinary Appeal No. 592.891/SP and 596.614/SP, with binding effects, deciding on the rights of taxpayers registering IPI Excise Tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI Excise Tax cases as remote losses, maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible losses in relation to these assessments to be approximately R$4.9 billion (USD 0.9 billion) as of 31 December 2021. Ambev has not recorded any provision in connection with these assessments.
IPI Excise Tax Suspension
In 2014 and 2015, Ambev received tax assessments from the RFB relating to IPI Excise Tax, allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. In 2020, Ambev received a final partial favorable decision at the administrative level in one of the cases. At the judicial level, the cases are still at an initial stage. Ambev management estimates the possible losses related to these assessments to be approximately R$1.6 billion (USD 0.3 billion) as of 31 December 2021. Ambev has not recorded any provision in connection with these assessments.

ICMS-ST
Trigger
Over the years, Ambev and its subsidiaries have received tax assessments charging alleged ICMS differences that some Brazilian states consider due when the price of the products sold by Ambev is above the fixed price table basis established by such states, cases in which the state tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not on the fixed table price. Ambev is currently challenging these charges at both the administrative and judicial levels of the courts. Ambev management estimates the total possible loss related to this issue to be approximately R$8.4 billion (USD 1.5 billion) as of 31 December 2021. Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
ICMS Tax Incentives
In 2015, Ambev received a tax assessment issued by the State of Pernambuco charging ICMS differences due to an alleged non-compliance
with the state tax incentive agreement (PRODEPE) as a result of the rectification of Ambev’s monthly reports. The state tax authorities decided that Ambev was unable to use the tax incentive due to such rectification. In 2017, Ambev received a final favorable decision nullifying the assessment due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment with respect to the same matter. In June 2020, Ambev received the first level administrative decision, which was partially favorable to Ambev as it recognized the miscalculation of the tax incentive credit by the tax auditor. The favorable portion of the aforementioned decision is final and unappealable. With regard to the unfavorable portion, Ambev filed an administrative appeal which is awaiting judgement. There are other assessments related to PRODEPE, some of which are being challenged at the judicial level. Ambev management estimates the possible losses related to these assessments to be approximately R$0.6 billion (USD 0.1 billion) as of 31 December 2021. Ambev has not made any provision for the period in connection with these assessments.
Over the years, Ambev has also received tax assessments issued by the State of
Para
í
ba
charging ICMS differences due to an alleged
non-compliance
with the State Tax Incentive Program (FAIN). Ambev is currently challenging these charges at both the administrative and judicial level of the courts. Ambev management estimates the possible losses related to these assessments to be approximately R$0.5 billion (USD 0.1 billion) as of 31 December 2021. Ambev has not recorded any provision in connection with these assessments.
ICMS Tax Credits
Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be consider unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision is subject to appeal and does not change the likelihood of loss in Ambev’s tax assessments. Ambev management estimates the possible losses related to these assessments to be approximately R$2.0 billion (USD 0.4 billion) as of 31 December 2021. Ambev has not recorded any provision in connection therewith.
Arosuco, a subsidiary of Ambev, has also received tax assessments from the state of Amazonas charging alleged differences in ICMS due to questions about the calculation basis applied in certain sales transactions. The cases are being challenged at the administrative level. Ambev management estimates the possible losses related to these assessments to be approximately R$0.5 billion (USD 0.1 billion) as of 31 December 2021. Ambev has not recorded any provision in connection therewith.
In addition, in 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. Ambev management estimates the possible losses related to these assessments to be approximately R$0.7 billion (USD 0.1 billion) as of 31 December 2021. Ambev has not recorded any provision in connection with these assessments.

PIS/COFINS Bonus Over Products
Ambev has received tax assessments issued by the RFB relating to amounts allegedly due of PIS and COFINS over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2020, Ambev received final favorable decisions at the administrative level in some of the pending cases and other favorable decisions that are still subject to review. At the judicial level, one case is pending decision by the second level judicial court after the first level judicial court rendered an unfavorable decision to Ambev. Ambev management estimates the possible losses related to these assessments to be approximately R$1.8 billion (USD 0.3 billion) as of 31 December 2021. No related provision has been made.
Foreign Earnings
Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the RFB relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.
The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the Administrative Court. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.
The updated assessed amount related to this uncertain tax position as of 31 December 2021 is approximately R$7.5 billion (USD 1.3 billion) and Ambev has not recorded any provisions in connection therewith as it considers the chance of loss to be possible. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of R$54 million (USD 10 million).
Disallowance on Income Tax deduction
In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the RFB regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure
No. 2199-14/2001,
for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first level administrative court rendered an unfavorable decision to Arosuco. Arosuco has filed an appeal against the decision and awaits judgment by the Lower Administrative Court.
The updated assessed amount as of 31 December 2021 is approximately R$2.1 billion (USD 0.4 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
This uncertain tax position continued to be applied by Arosuco impacting calendar years following those assessed (2019-2021) in which it benefited from the income tax reduction provided for in Provisional Measure
No. 2199-14/2001.
In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.
Special Goodwill Reserve
Goodwill - InBev Holding
In December 2011, Ambev received a tax assessment from the RFB related to the goodwill amortization resulting from the merger of InBev Holding Brasil S.A. with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” At the administrative level, decisions partially favorable to Ambev were rendered by both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of Administrative Courts and requested injunctions to suspend the enforceability of the remaining amount being charged. The injunctions were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. Ambev received partially favorable decisions from the first level administrative court and the Lower Administrative Court. Ambev filed a special appeal for analysis of the case by the Administrative Upper House, and the judgment is currently pending. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining amount being charged. The injunction was granted.
The updated assessed amount related to this uncertain tax position as of 31 December 2021 is approximately R$10.4 billion (USD 1.9 billion) and Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible. In the event Ambev is required to pay these amounts, we will reimburse Ambev in the amount proportional to the benefit received by us pursuant to the merger protocol as well as the related costs.
Goodwill - Beverage Associate Holding (BAH)
In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“
BAH
”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the Brazilian tax authorities filed special appeals to the Upper Administrative Court, which are awaiting judgment.
In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. The decisions from the first level administrative court were unfavorable and Ambev filed appeals to the Lower Administrative Court against the decisions which were partially granted. Given the partially favorable judgment, Ambev and the Brazilian tax authorities have appealed to the Upper Administrative Court, which is awaiting judgment. The updated assessed amount related to this uncertain tax position as of 31 December 2021 is approximately R$2.3 billion (USD 0.4 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
Goodwill - CND Holdings
In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court which was partially granted. Given the partially favorable judgment, Ambev and the Brazilian tax authorities appealed to the Upper Administrative Court, which is awaiting judgment. The updated assessed amount related to this uncertain tax position as of 31 December 2021 is approximately R$0.9 billion (USD 0.2 billion). Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible.
Disallowance of Financial Expenses and Deductibility of Losses
In 2015, 2016 and 2020, Ambev received tax assessments from the RFB related to the disallowance of alleged non-deductible
expenses and the deduction of certain losses mainly associated with financial investments and loans. Ambev presented defenses and received a favorable decision from the first level administrative court regarding the 2016 case and a partially favorable decision for the 2020 case. Ambev filed an appeal to the Lower Administrative Court in relation to the unfavorable portion of the 2020 case. The favorable portion of these decisions is subject to mandatory review by the Lower Administrative Court. The 2015 case is still pending decision by the first level administrative court. The updated assessed amount related to this uncertain tax position as of 31 December 2021 is approximately R$5.0 billion (USD 0.9 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance of Taxes Paid Abroad
Since 2014, Ambev has been receiving tax assessments from the RFB, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev regarding an assessment from 2010, which became final.
In January 2020, the Lower Administrative Court rendered unfavorable decisions to Ambev regarding four of these assessments related to the periods of 2015 and 2016. In these cases, Ambev filed Special Appeals to the Upper Administrative Court which are pending judgment. With respect to the cases related to periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev filed defenses to the first-level administrative court. In 2021, Ambev received unfavorable decisions from the first level administrative court in two of these assessments and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. There is a third tax assessment charging such an isolated fine that awaits judgment by the first level administrative court.
The other cases are still awaiting final decisions at both administrative and judicial courts.
The updated assessed amount as of 31 December 2021 is approximately R$11.3 billion (USD 2.0 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
This uncertain tax position continued to be applied by Ambev impacting calendar years following those assessed (2018-2021). In a scenario Ambev is questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.
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
The updated assessed amount related to this uncertain tax position as of 31 December 2021 is approximately R$0.5 billion (USD 0.1 billion). Arosuco has not recorded any provisions for this matter as it considers the chance of loss to be possible.
Deductibility of IOC Expenses
In 2013, as approved by its shareholders meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a company with a single class of shares, among other factors. One of the steps in this restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of such restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted in an equity account of Ambev referred to as carrying value adjustment.
In November 2019, Ambev received a tax assessment from the RFB related to the interest on capital (“
IOC
”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and the impact on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first-level administrative court and filed an appeal to the Lower Administrative Court which awaits judgement. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such new tax assessment was filed by Ambev in January 2021. In June 2021, Ambev received a partially favorable decision and filed an appeal to the Lower Administrative Court which also awaits judgement. Similar to the first tax assessment, the favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.
The updated assessed amount as of 31 December 2021 is approximately R$10.5 billion (USD 1.9 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
The uncertain tax position continued to be adopted by Ambev as it also distributed IOC in the years following the assessed period (2017-2021) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2016, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.
Labor Matters
Ambev is involved in more than 18,000 labor claims. Most of the labor claims facing Ambev relate to its Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of 31 December 2021, Ambev has made provisions totaling R$124 million (USD 22 million) in connection with the above labor claims involving former, current and outsourced employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.
In connection with these labor matters, Ambev is also involved in claims regarding the social charges on payroll. Ambev management estimates the possible losses related to these claims to be approximately R$385 million (USD 63 million) as of 31 December 2021. Ambev has recorded provisions of R$35 million (USD 6 million) for proceedings where it considers the chance of loss to be probable.
Ambev Third-Party Supplier – Labor Investigations
In May 2021, Ambev was notified by Brazilian labor authorities to join certain administrative proceedings together with (i) Transportadora Sider Limeira EIRELI (“
Sider
”), a transportation company contracted by Ambev on a recurring spot basis and (ii) a third-party competitor of Ambev to which Sider had also provided transportation services. Ambev was deemed to be jointly and severally liable for purported human rights violations committed by Sider with respect to the working conditions of 23 foreign employees, under the terms of Brazilian Labor Law, including violations of article 444 of Law-Decree No. 5,452 and article 2-C of Law No. 7,998. Following a hearing, Sider entered into a settlement with those foreign employees, paying them compensation for (i) outstanding salary payments and legal termination fees and (ii) moral damages.
Subsequently, the Brazilian Ministry of Labor (the “
Ministry of Labor
”) issued infraction notices against Sider, Ambev and the third-party competitor. Investigations are currently ongoing, and Ambev strongly disputes any involvement in the alleged facts underlying these investigations. However, in the event that the infraction notices are confirmed by the administrative authority, Ambev may be subject to fines in the amount of approximately R$50,000 (plus any interest and monetary adjustments), and may be included in the Brazilian register of employers (
Cadastro de Empregadores
) that have subjected workers to poor working conditions (“
Register of Employers
”), under the terms of Brazilian Interministerial Ordinance MTPS/MMIRDH No. 4/2016. Ambev’s inclusion in the Register of Employers may result in (i) restrictions on access to state-owned banks’ credit lines and (ii) a negative impact on risk-assessments made by private banks and other parties. However, if an adverse administrative decision is rendered, Ambev can challenge such decision in court. As of 31 December 2021, Ambev has not recorded any provisions in connection with these infraction notices as it considers the chance of loss to be possible.
In addition, the Brazilian Public Labor Prosecutor’s Office (the “
Public Labor Prosecutor’s Office
”) has opened a civil investigation to assess the underlying facts and the role of each of the three companies in the event. The investigation is currently ongoing, and Ambev strongly disputes any involvement in the alleged facts underlying this investigation and believes that there are no grounds for Ambev’s purported liability. However, if the ongoing investigation is not closed or settled, the Public Labor Prosecutor’s Office may file a public civil action seeking compensation for collective damages and the imposition of certain restrictions on Ambev’s transportation activities. As of 31 December 2021, Ambev has not recorded any provisions in connection with this civil investigation.

Civil Matters
As of 31 December 2021, Ambev was involved in more than 4,775 civil claims pending, including third-party distributors and product-related claims. Ambev has established provisions totaling R$253 million (USD 45 million) reflecting applicable adjustments, such as accrued interest, as of 31 December 2021 in connection with civil claims.
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
Ambev has knowledge of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. One of these cases was settled. The Superior Court of Justice (“
STJ
”) ruled in favor of Ambev in the other six lawsuits. Three cases were dismissed by the STJ’s Special Court and the plaintiffs’ appeals were denied by the Brazilian Supreme Court (“
STF
”). The plaintiffs may request a further review by the STF chamber. The STJ’s Special Court ruled in favor of Ambev in the fourth case and the judgment became final. The fifth case was remitted to the STJ’s lower court for a new judgment. The sixth case was decided in Ambev’s favor and was subject to a new appeal to the Brazilian Supreme Court, which was denied and the judgment became final.
In the event the plaintiffs prevail in the above four pending proceedings, Ambev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they were issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. Ambev believes that the warrants that are the object of those six proceedings represented, on 31 December 2021, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should the claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of approximately R$1.1 billion (USD 207 million) as of 31 December 2021.
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
Lawsuit against the Brazilian Beer Industry
On 28 October 2008, the Brazilian Federal Prosecutor’s Office (
Ministério Público Federal
) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (USD 0.7 billion) (of which approximately R$2.1 billion (USD 0.5 billion) are claimed against Ambev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, cause damage to society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 0.7 billion), therefore doubling the initial amount involved. The court has admitted the association as joint plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the lower court judge, who denied all claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office has appealed to the Federal Court, which decided for the annulment of the lower court decision, based on the understanding that more evidences should have been produced before the case’s dismissal. Ambev filed a motion for clarification against such decision, which was rejected and the decision became final. The case has now returned to the lower court for a new trial, which is currently pending. Ambev believes that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim.
SAB Australia Pty Limited
SAB Australia Pty Limited (“
SAB Australia
”), our former subsidiary, received a tax assessment for the 2012 to 2014 income tax years for AUD 0.4 billion (USD 0.3 billion) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “
Foster’s acquisition
”). We are disputing the 2012 to 2014 assessment and remain confident of the positions we have adopted. The company paid USD 47 million related to the tax assessment pending conclusion of the matter and recorded a provision of USD 0.1 billion in connection therewith as of 31 December 2021. The Australia disposal was concluded on 1 June 2020 with pre-transaction
income tax liabilities being subject to an indemnity by AB InBev.
The Australian tax authorities have also notified SAB Australia that it has commenced an audit of the 2015 to 2020 income tax years. The focus of the audit is the tax treatment of the funding arrangements associated with the Foster’s acquisition.
Dividend Policy
Our current dividend policy is to declare a dividend representing in aggregate at least 25% of our consolidated profit attributable to our equity holders, excluding exceptional items, such as restructuring charges, gains or losses on business disposals and impairment charges, subject to applicable legal provisions relating to distributable profit. On 24 February 2022, our Board proposed a full year 2021 dividend of EUR 0.50 per share, subject to shareholder approval at our annual general meeting on 27 April 2022. In line with our financial discipline and deleveraging objectives, the recommended dividend balances our capital allocation priorities and dividend policy while returning cash to shareholders.
The dividends are approved by our annual shareholders’ meeting and are paid on the dates and at the places appointed by our Board. Our Board may pay an interim dividend in accordance with the provisions of the Belgian Companies Code. Any dividends are paid on the dates and at the places communicated by the Board of Directors.
The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per share (in EUR)	Gross amount of dividend per share (in USD)	Payment date(s)
2020	2,019,241,973	0.50	0.57	6 May 2021
2019	2,019,241,973	0.50	0.56	11 June 2020
2019	2,019,241,973	0.80	0.89	21 November 2019
2018	2,019,241,973	1.00	1.12	9 May 2019
2018	2,019,241,973	0.80	0.91	29 November 2018
2017	2,019,241,973	2.00	2.44	3 May 2018
2017	2,019,241,973	1.60	1.89	16 November 2017
2016	2,019,241,973	2.00	2.11	4 May 2017
2016	2,019,241,973	1.60	1.75	17 November 2016

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per share (in EUR)	Gross amount of dividend per share (in USD)	Payment date(s)
2015	1,608,242,156	2.00	2.20	3 May 2016
2015	1,608,242,156	1.60	1.75	16 November 2015
2014	1,608,242,156	2.00	2.27	6 May 2015
2014	1,608,242,156	1.00	1.25	14 November 2014
2013	1,607,844,590	1.45	2.00	8 May 2014
2013	1,607,844,590	0.60	0.83	18 November 2013
2012	1,606,787,543	1.70	2.24	2 May 2013
2011	1,606,071,789	1.20	1.55	3 May 2012
2010	1,605,183,954	0.80	1.07	2 May 2011
2009	1,604,301,123	0.38	0.55	3 May 2010
B. SIGNIFICANT CHANGES
On 11 March 2022, we announced that we are forfeiting all financial benefits from the operations of our associate, AB InBev Efes in which we own a 50%
non-controlling
stake and which we do not consolidate. Furthermore, we announced that we have requested Anadolu Efes, the controlling shareholder of AB InBev Efes, to suspend the license granted to AB InBev Efes for the production and sale of Bud in Russia.
As of 31 December 2021, our 50% stake in AB InBev Efes had a book value of USD 1.1 billion, and our 24% stake in Anadolu Efes (which indirectly holds a 50% stake in AB InBev Efes), had a book value of USD 201 million. See also note 16 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 included in this
Form 20-F.
The ongoing conflict between Russia and Ukraine is viewed as a triggering event for impairment testing in 2022, in accordance with IAS 36 Impairment of Assets, and consequently we will conduct an impairment test. As of the date of this
20-F,
we expect to record a
non-cash
impairment with our first quarter results of 2022, but are currently not able to quantify such impairment. Factors impacting its size include, amongst others, our estimation of the scope, duration and effects of the conflict in the region and its impact on our associates’ operations, currency devaluations and increases in weighted average cost of capital.

ITEM 9.	THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
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

Since 11 October 2021, the Restricted Shares are convertible at the election of the holder into new Ordinary Shares on a one-for-one
basis and they rank equally with the Ordinary Shares with respect to dividends and voting rights. As of 31 December 2021, of the 326 million Restricted Shares issued at the time of the combination with SAB, 44 million Restricted Shares have been converted into new Ordinary Shares.
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
Euronext is the leading
pan-European
market infrastructure, connecting European economies to global capital markets, to accelerate innovation and sustainable growth. It operates regulated exchanges in Belgium, France, Ireland, Italy, The Netherlands, Norway and Portugal. With close to 2,000 listed issuers and around €6.9 trillion in market capitalisation as of end December 2021, it has an unmatched blue chip franchise and a strong diverse domestic and international client base.
Euronext operates regulated and transparent equity and derivatives markets, one of Europe’s leading electronic fixed income trading markets and is the largest centre for debt and funds listings in the world. Its total product offering includes Equities, FX, Exchange Traded Funds, Warrants and Certificates, Bonds, Derivatives, Commodities and Indices. It provides a multi-asset clearing house through Euronext Clearing, and custody and settlement services through Euronext Securities central securities depositories in Denmark, Italy, Norway and Portugal. Euronext also leverages its expertise in running markets by providing technology and managed services to third parties. In addition to its main regulated market, it also operates a number of junior markets, simplifying access to listing for SMEs.
Trading Platform and Market Structure. Euronext operates seven markets in Belgium, France, Ireland, Italy, The Netherlands, Norway and Portugal, all of which are subject to the Markets in Financial Instruments Directive (Directive 2004/39/EC of 21 April 2004 of the European Parliament, as amended). Trading on Euronext is governed both by a single harmonized rulebook for trading on each of Euronext’s markets and by non-harmonized
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
A copy of our articles of association dated 3 January 2022 has been filed as Exhibit 1.1 to this
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
Amendments to Articles of Association
At our annual shareholders’ meeting held on 28 April 2021, our shareholders approved amendments to our Articles of Association to renew the authorization allowing us to acquire our own shares for a period of 5 years. On 3 January 2022, our Articles of Association were amended to update the number of Restricted Shares that remained outstanding as of 31 December 2021 (as further described below).
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
In addition, Article 7:96 of the Belgian Companies Code provides that if one of our directors directly or indirectly has a personal financial interest that conflicts with the interest of the company in respect of a decision or transaction that falls within the powers of our Board, the director concerned must inform our other directors before our Board makes any decision on such transaction. The statutory auditor must also be notified. The director may not participate in the deliberation or vote on the conflicting decision or transaction. An excerpt from the minutes of the meeting of our Board that sets forth the nature of the decision or transaction and the financial impact of the matter on us and justifies the decision of our Board must be published in our annual report. The statutory auditors’ report to the annual accounts must assess the financial impact on us of each of the decisions of our Board where director conflicts arise.
Form and Transferability of Our Shares
Our share capital is represented by 2,019,241,973 shares. There are two classes of shares: all shares are Ordinary Shares, except for the Restricted Shares which were issued as part of the combination with SAB. Since 11 October 2021, the Restricted Shares are convertible at the election of their holders into new Ordinary Shares on a one-for-one
basis. Following conversion requests made until 31 December 2021, as of 31 December 2021, 282,106,366 Restricted Shares remain outstanding, compared to 1,737,135,607 Ordinary Shares outstanding on such date, representing 13.97% and 86.03% of the share capital of the Company, respectively.
Our Ordinary Shares can take the form of registered shares or dematerialized shares. Restricted Shares may only be held in registered form.

All of our shares are fully
paid-up.
Ordinary Shares are freely transferable. Until 10 October 2021, Restricted Shares were subject to the transfer restrictions summarized below.
Restricted Shares
Restrictions on Transfers and Pledges
Until 10 October 2021, holders of Restricted Shares (each, a “
Restricted Shareholder
”) were not able to transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification (
certification / certificering
) or depository arrangement or enter into any form of hedging arrangement with respect to, in each case directly or indirectly, any of their Restricted Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, except in the specific instances set out in the Articles of Association in connection with transactions with affiliates and successors or in relation with pledges.
Since 11 October 2021, these transfer restrictions are no longer applicable, but the Restricted Shares shall automatically convert into Ordinary Shares (on a one-for-one
basis) upon any transfer, sale, contribution or other disposal of Restricted Shares as set out below.
Conversion into Ordinary Shares
Since 11 October 2021, each Restricted Shareholder has the right to convert all or part of its holding of Restricted Shares into Ordinary Shares at its election at any time.
Furthermore, the Restricted Shares shall automatically convert into Ordinary Shares (i) upon any transfer, sale, contribution or other disposal, except in the case of permitted transfers to or for the benefit of any person that is an affiliate, a Successor and/or a Successor’s affiliate of the relevant Restricted Shareholders or in the case of a Pledge Consent, provided that, in such cases, the Restricted Shares shall automatically be converted into Ordinary Shares upon any subsequent transfer, sale, contribution or disposal to any party which is not an affiliate, a Successor or a Successor’s affiliate of the Restricted Shareholder; (ii) immediately prior to the closing of a successful public takeover bid for our shares or the completion of a merger of the company as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over us immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, us or the surviving entity following such takeover bid or merger; or (iii) upon the announcement of a squeeze-out
bid for our outstanding shares, in accordance with Article 7:82 of the Belgian Companies Code.
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
At the annual shareholders’ meeting on 26 April 2017, our shareholders’ meeting authorized our Board to increase the share capital of AB InBev to an amount not to exceed 3% of the total number of shares issued and outstanding on 26 April 2017 (i.e., 2,019,241,973). This authorization has been granted for five years and can be used for several purposes, including when the sound management of our business or the need to react to appropriate business opportunities calls for a restructuring, an acquisition (whether private or public) of securities or assets in one or more companies, or generally, any other appropriate increase of our capital. In anticipation of the upcoming expiration of this authorization, our Board intends to propose to the upcoming annual shareholders’ meeting to be held on 27 April 2022 to renew such authorization for a period of five years.
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
On 28 April 2021, our shareholders’ meeting granted an authorization allowing us to acquire our shares, either on or outside of the stock exchange, up to a maximum of 20% of the issued shares for a unitary price which will not be lower than one Euro and not higher than 20% above the highest closing price on Euronext Brussels in the last 20 trading days preceding the transaction. This authorization is valid for five years as from the date of publication in the Belgian State Gazette of the amendment of the Articles of Association resolved upon by the shareholders’ meeting held on 28 April 2021 (i.e., until 1 June 2026).
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
In light of the measures and recommendations of public authorities relating to the
COVID-19
pandemic and the restrictions on public gatherings in place in Belgium at the time, the annual shareholders’ meeting held on 28 April 2021 took place without physical attendance of shareholders. Shareholders were offered the possibility to submit questions in writing and to participate by correspondence in advance of the meeting or by giving a proxy to a person designated by the company. The meeting was recorded and an audiocast is accessible on our corporate website.
The convening notice to the upcoming annual shareholders’ meeting to be held on 27 April 2022 will be published on 25 March 2022 and will contain further information on the format of the meeting and modalities for participation. In light of the continuing
COVID-19
pandemic, the Company will be guided by health and safety concerns and the measures and recommendations made by public authorities in Europe and Belgium.

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
Notices for our shareholders’ meetings are given in the form of announcements placed at least 30 days prior to the meeting in at least one Belgian newspaper and in the Belgian State Gazette (
Moniteur belge/Belgisch Staatsblad
). Notices will be sent 30 days prior to the date of our shareholders’ meetings to the holders of our registered shares and to our directors and our statutory auditor.
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

Liquidation Rights
We can only be dissolved by a shareholders’ resolution passed in accordance with the conditions laid down for the amendment of our articles of association (
i.e.
, with a majority of at least 75% of the votes cast (not counting abstentions) at an extraordinary shareholders’ meeting where at least 50% of the share capital is present or represented).
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
If, as a result of losses incurred, the ratio of our net assets to share capital is less than 25%, the same procedure must be followed; provided, however, that in this instance, shareholders representing 25% of the votes validly cast at the relevant shareholders’ meeting can decide to dissolve the company. If the amount of our net assets has dropped below EUR 61,500 (the minimum amount of share capital of a Belgian limited liability company (
société anonyme / naamloze vennootschap
)), any interested party is entitled to request the competent court to dissolve the company. The court can order the dissolution of the company or grant a grace period within which we may remedy the situation.
In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses shall be distributed to the holders of our shares, each receiving a sum proportional to the number of our shares held by them. Our Ordinary Shares and Restricted Shares have the same rights in relation to all proceeds of a dissolution, liquidation or winding-up.
Transactions with Major Shareholders
Pursuant to Article 41 of our Articles of Association, in the event of (i) a contribution in kind to us with assets owned by any person or entity which is required to file a transparency declaration pursuant to applicable Belgian law or a subsidiary of such person or entity or (ii) a merger of the company with such a person or entity or a subsidiary of such person or entity, then such person or entity and its subsidiaries shall not be entitled to vote on the resolution submitted to the shareholders’ meeting to approve such contribution in kind or merger.

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
(
i.e
., the purchase of our own shares).
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
On 11 November 2015, we entered into an information rights agreement with Altria (“
Information Rights Agreement
”), pursuant to which we agreed to share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they apply to Altria’s investment in AB InBev. Upon the closing of the combination with SAB, this Information Rights Agreement replaced the existing relationship agreement that was in place between Altria and SAB.
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

•
for the purposes of its financial reporting, it accounts for its shareholding in AB InBev on the basis of the equity method of accounting in accordance with U.S. Generally Accepted Accounting Principles (“
GAAP
”); and

•	it is a U.S. listed company subject to the reporting requirements under the Exchange Act and section 404 of the Sarbanes-Oxley Act of 2002.
The Information Rights Agreement is filed as Exhibit 4.26 to this
Form 20-F.
Tax Matters Agreement
On 11 November 2015, we entered into a tax matters agreement (the “
Tax Matters Agreement
”) with Altria, pursuant to which we agreed to provide assistance and co-operation
to, and to give certain representations and undertakings to, Altria in relation to certain matters that are relevant to Altria under U.S. tax legislation, including the structure and implementation of the combination with SAB.
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
The Tax Matters Agreement is filed as Exhibit 4.22 to this
Form 20-F.
Molson Coors Purchase Agreement
On 11 November 2015, we entered into a purchase agreement (the “
Molson Coors Purchase Agreement
”) with Molson Coors Brewing Company (“
Molson Coors
”) pursuant to which, upon completion of the combination with SAB, Molson Coors acquired all of SAB’s interest in MillerCoors LLC, a joint venture between SAB and Molson Coors (“
MillerCoors
”), and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SAB’s portfolio of Miller brands outside the U.S. for an aggregate purchase price of USD 12.0 billion in cash, subject to certain adjustments as described in the Molson Coors Purchase Agreement.

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
The Molson Coors Purchase Agreement, Amendment No. 1 and Amendment No. 2 are filed as Exhibits 4.23, 4.24 and 4.25, respectively, to this
Form 20-F.
Registration Rights Agreement
On 10 October 2016, we entered into a registration rights agreement (the “
Registration Rights Agreement
”) with Altria and BEVCO, pursuant to which we are required to, in certain circumstances, register for resale under the Securities Act all registrable shares held by Restricted Shareholders any time after 10 October 2021, the fifth anniversary of the completion of the combination with SAB, at which point, the Restricted Shares became eligible for conversion into Ordinary Shares at the option of the Restricted Shareholder. We are also required to file with the SEC a shelf registration statement relating to such registrable shares pursuant to Rule 415 under the Securities Act at the request of Restricted Shareholders holding, in aggregate, at least the lesser of USD 2.5 billion of our equity securities by market value and 1.5% of our outstanding share capital. We will be responsible for bearing the costs and expenses of each such registration.
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
On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainability Linked Revolving Credit Facility (“
SLL Revolving Facility
”), which replaced our existing USD 9.0 billion Revolving Facility. The facility has an initial five-year term, which may be extended by an additional two years. The facility incorporates a pricing mechanism that incentivizes improvement in the following four key performance areas that are aligned with and contribute to our 2025 Sustainability Goals:

•	improving water efficiency in our breweries globally;

•	increasing PET recycled content in PET primary packaging;

•	sourcing purchased electricity from renewable sources; and

•	reducing GHG emissions.
The SLL Revolving Facility contains customary representations and warranties, covenants and events of default. Among other things, an event of default is triggered if either a default or an event of default occurs under any of our or our subsidiaries’ financial indebtedness. The obligations of the borrowers under the SLL Revolving Facility are jointly and severally guaranteed by the other borrowers, ABIFI, Anheuser-Busch, Brandbrew S.A.and Brandbev S.à r.l.
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
The summary only discusses Belgian tax aspects which are relevant to U.S. holders of our shares or ADSs (“
Holders
”). This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership and disposal of our shares or ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, or persons that hold, or will hold, our shares or ADSs as a position in a straddle, share-repurchase transaction, conversion transaction, synthetic security or other integrated financial transaction. Investors should consult their own advisers regarding the tax consequences of an investment in our shares or ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws.

Dividend Withholding Tax
As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to our shares or ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits paid on or attributed to our shares or ADSs, irrespective of their form, as well as reimbursements of statutory share capital, except reimbursements of fiscal capital made in accordance with the Belgian Code of Companies and Associations, subject to certain conditions and a pro-rate
rule (as described below). In principle, fiscal capital includes paid-up
statutory share capital, and subject to certain conditions, the paid-up
issue premiums and the cash amounts subscribed to at the time of the issue of profit-sharing certificates. Note that as of 2018 (
i.e.
, financial years starting on or after 1 January 2018), any reduction of fiscal capital is deemed to be paid out on a pro rata basis of the fiscal capital and certain reserves (i.e., and in the following order: the taxed reserves incorporated in the statutory capital, the taxed reserves not incorporated in the statutory capital and the tax-exempt
reserves incorporated in the statutory capital). Only the part of the capital reduction that is deemed to be paid out of the fiscal capital may, subject to certain conditions, not be considered as a dividend distribution for Belgian tax purposes.
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
Dividends paid or attributed to
non-resident
individuals who do not use our shares or ADSs in the exercise of a professional activity may be exempt from non-resident
individual income tax up to the amount of 800 EUR (for income year 2021). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares or ADSs, such Belgian non-resident
may request in his or her
non-resident
income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 800 (for income year 2021) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident
income tax return has to be filed by the
non-resident
individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on 31 December of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident
individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident
individual are taken into account to assess whether the maximum amount of EUR 800 (for income year 2021) is reached (and hence not only the amount of dividends paid or attributed on our shares or ADSs). A withholding tax exemption will apply on dividends paid by us to a company that is a resident of the United States, provided that: (i) the U.S. company beneficially owns the dividends and is subject to U.S. corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary U.S. corporate income tax regime, (ii) the U.S. company has a legal form similar to the ones listed in the Annex to the European Union Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU) (“
EU Parent-Subsidiary Directive
”), as amended from time to time; (iii) the U.S. company owns, on the date the dividend is payable or attributable, a participation representing less than 10% of our capital but with an acquisition value of at least EUR 2,500,000; (iv) the U.S. company holds our shares or ADSs in full legal ownership for an uninterrupted period of at least one year; and (v) the U.S. company submits an affidavit to us or our paying agent (see below). The withholding tax exemption only applies to the extent that the withholding tax, which would be due in the absence of said exemption, is in principle not creditable or refundable in the hands of the U.S. resident company. Furthermore, this exemption cannot be applied in cases of tax abuse (i.e. where the taxpayer, through a (series of) legal act(s) has placed itself within the scope of this withholding tax relief regime, contrary to the objectives of the relevant statutory provision and with the decisive or exclusive intention to obtain this tax benefit). The presence of tax abuse can be rebutted by the taxpayer if sufficient genuine economic
(non-tax)
motives can be shown for the (series of) legal acts.

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
Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to a U.S. pension fund which satisfies the following conditions: (i) it is a legal entity with separate legal personality and fiscal residence in the United States; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in the United States; and (v) provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the shares or ADSs, nor obligated to pay a manufactured dividend with respect to the shares or ADSs under a securities borrowing transaction. The exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements for which the Belgian tax administration has proven that this arrangement or this series of arrangements is not genuine and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the EU Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality. There is a rebuttable presumption that dividends are deemed to be connected to an artificial transaction if the shares have not been held by the pension fund in full legal ownership for an uninterrupted period of at least 60 days within 15 days from the date of the attribution or payment of the income. The exemption will only apply if the U.S. pension fund provides a certificate confirming that it is the full legal owner of the shares or ADSs and that the above conditions are satisfied. The organization must then forward that certificate to us or our paying agent.
For
non-resident
individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident
holds our shares or ADSs in connection with a business conducted in Belgium, through a fixed base in Belgium or a Belgian permanent establishment.
Relief of Belgian Dividend Withholding Tax
Under the income tax convention between the United States of America and Belgium (the “
Treaty
”), there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident that beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty (“
Qualifying Holders
”). If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is, however, applicable if the Qualifying Holder is: (i) a company that is a resident of the United States that has owned directly our shares or ADSs representing at least 10% of our capital for a
12-month
period ending on the date the dividend is declared; or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.
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
Capital gains realized by such individual Holders on the disposal of our shares or ADSs for consideration, outside the exercise of a professional activity, to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident
legal entity or company (or a body constituted in a similar legal form) that is established outside the European Economic Area, are in principle taxable at a rate of 17.66% (16.5% plus a current surcharge of 7%) if, at any time during the five years preceding the sale, such individual Holder has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (more than 25% of our shares).
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
Belgian Tax on Securities Accounts
The Belgian federal government introduced an annual tax on securities accounts through the law of 11 February 2021.
An annual tax of 0.15% is levied on securities accounts of which the average value of the taxable financial instruments (covering, amongst others, financial instruments such as our shares or ADSs) held thereon during a reference period of twelve consecutive months starting on 1 October and ending on 30 September of the subsequent year, would exceed EUR 1 million. The first reference period began on the day of the entry into force of the tax on securities accounts (26 February 2021) and ended on 30 September 2021.

The amount of the tax due is limited to 10% of the difference between said average value of the taxable financial instruments, and the threshold of EUR 1 million.
The tax targets, among others, securities accounts held by
non-resident
individuals, companies and legal entities with a financial intermediary established or located in Belgium.
A financial intermediary is defined as (i) the National Bank of Belgium, the European Central Bank and foreign central banks performing similar functions, (ii) a central securities depository included in article 198/1, §6, 12° of the Belgian Income Tax Code, (iii) a credit institution or a stockbroking firm as defined by Article 1, §3 of the Law of 25 April 2014 on the status and supervision of credit institutions and investment companies and (vi) the investment companies as defined by Article 3, §1 of the Law of 25 October 2016 on access to the activity of investment services and on the legal status and supervision of portfolio management and investment advice companies, which are, pursuant to national law, admitted to hold financial instruments for the account of customers.
There are various exemptions, such as securities accounts (in)directly held by non-residents
for their own account at central securities depositories or at a depositary bank accredited by the National Bank of Belgium. This exemption is subject to the condition that the securities accounts are not attributable to a Belgian branch of the non-residents.
Furthermore, a retroactive anti-abuse provision applying as from 30 October 2020 has also been introduced.
Belgian Tax on Stock Exchange Transactions
A tax on stock exchange transactions is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market
(so-called
“secondary market transactions”). The tax on stock exchange transactions is not due upon the issuance of the New Shares (primary market transactions). The applicable rate amounts to 0.35% of the consideration paid, but with a cap of EUR 1,600 (USD 1,901) per transaction and per party. Such tax is separately due by each party to the transaction, and each of those is collected by the professional intermediary.
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
The tax treatment of your shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or “
PFIC
,” for United States federal income tax purposes. Except as discussed below under “—PFIC Rules,” this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

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
You must include any Belgian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive, in the case of shares, or the depositary receives, in the case of ADSs, the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If the dividend is paid in Euro, the amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date that the dividend is distributed, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable
return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.
Subject to certain limitations, the Belgian tax withheld in accordance with the Treaty and paid over to Belgium will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under Belgian law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability.
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

PFIC Rules
We believe that our shares and ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. A company is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were to be treated as a PFIC and you are a U.S. holder, unless you make an effective “qualified electing fund” (“
QEF
”) election, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, unless you effectively elect to be taxed annually on a mark-to-market
basis with respect to your shares or ADSs, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each previous year to which the gain was allocated in which we were a PFIC with respect to you, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC or are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. If you own shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service (“
IRS
”) Form 8621. The QEF election is conditioned upon our furnishing you annually with certain tax information. We may not take the action necessary for a U.S. shareholder to make a QEF election in the event our company is determined to be a PFIC.
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
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENT BY EXPERTS
Not applicable.
H. DOCUMENTS ON DISPLAY
You may read and copy any reports or other information that we file through the Electronic Data Gathering, Analysis and Retrieval system through the SEC’s website on the Internet at
http://www.sec.gov
.
We also make available on our website, free of charge, our annual reports on
Form 20-F,
as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is
http://www.ab-inbev.com
. The information on our website is not incorporated by reference in this document.
We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 3 January 2022 has been filed as Exhibit 1.1 to this
Form 20-F,
and is also available on our website under
https://www.ab-inbev.com/investors/corporate-governance.html
.

In accordance with Belgian law, we must prepare audited annual statutory and consolidated financial statements. The audited annual statutory and consolidated financial statements and the reports of our Board and statutory auditor relating thereto are filed with the Belgian National Bank, where they are available to the public. Furthermore, as a listed company, we publish an annual announcement preceding the publication of our annual financial report (which includes the audited annual financial statements, the report of our Board and the statutory auditor’s report). In addition, we publish interim management statements. Copies of these documents are available on our website under
https://www.ab-inbev.com/investors.html
.
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
http://www.ab-inbev.com
. The contents of our website do not form a part of this
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
can be consulted on our website (
http://www.ab-inbev.com
) and at: Anheuser-Busch InBev SA/NV, Brouwerijplein 1, 3000 Leuven, Belgium.
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
Please refer to note 28 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

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
As far as foreign currency risk on firm commitments and forecasted transactions is concerned, our policy is to hedge operational transactions which are reasonably expected to occur (
e.g.
, cost of goods sold and selling, general and administrative expenses) within the forecast period determined in the financial risk management policy. Operational transactions that are certain are hedged without any limitation in time.
Non-operational
transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are certain.
As of 31 December 2021, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2022 for the most important currency pairs such as USD/Brazilian real, USD/Mexican peso and USD/Argentine peso. Some exposures in certain countries had been either mostly or partially covered due to the fact that hedging can be limited in such countries as the local foreign exchange market prevents us from hedging at a reasonable cost. Open positions can also be the result of our risk management policy.
We have performed analyses in relation to our foreign currency transaction exposures using a currency sensitivity model that identified varying ranges of possible closing rates for 2021, factoring in the possible volatility in those exchange rates (see note 28 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021). Based on such analysis, we estimate that if certain currencies had weakened or strengthened against the U.S. dollar or the Euro during 2021, our 2021 profit before taxes from continuing operations would have been USD 54 million higher or lower, respectively, while the pre-tax
translation reserves in equity would have been USD 604 million higher or lower, respectively.
Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 28 to our audited consolidated financial statements as of 31 December 2021 and 2020 and for the three years ended 31 December 2021 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.
Interest Rate Risk
We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2021, after certain hedging and fair value adjustments, USD 6.2 billion, or 6.9%, of our interest-bearing financial liabilities (which include loans, borrowings and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.
We have performed sensitivity analyses in relation to our interest-bearing financial liabilities and assets that bear a variable rate of interest, factoring in a range of possible volatilities in the different markets where we hold such instruments (see note 28 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021). We have estimated that a change in market interest rates based on the range of volatilities considered in our analysis could have impacted our 2021 interest expense by plus or minus USD 8 million in relation to our floating rate debt. Such increase or decrease would be more than offset by a USD 44 million decrease or increase in interest income on our interest-bearing financial assets.
Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 28 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

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
As of 31 December 2021, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value
Commodities	<1 year	1-5 years	>5 years	Total
Aluminum swaps	1,241	—	—	1,241	158
Other commodity derivatives	1,033	—	—	1,033	90

Note:

(1)	These hedges are designated in a cash flow hedge accounting relationship in accordance with IFRS 9.
See note 28 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 for a fuller quantitative and qualitative discussion on the commodity risks that we are subject to, and our policies with respect to managing those risks.
Equity Price Risk
We entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in our shares could negatively impact future cash flows related to the share-based payments. Furthermore, we entered into a series of derivative contracts to hedge the deferred share instrument related to the Grupo Modelo combination (see also notes 11 and 28 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021) and some share-based payments in connection with the acquisition of SAB. Most of these derivative instruments could not qualify for hedge accounting; therefore, they have not been designated in any hedging relationships.
As of 31 December 2021, an exposure for an equivalent of 100.5 million of our shares was hedged, resulting in a total loss of USD 48 million recognized in the profit or loss account for the period, of which USD 23 million related to our share-based payment programs, and USD 13 million and USD 12 million related to the Grupo Modelo and SAB acquisitions, respectively.
The sensitivity analysis on the share-based payments hedging program, calculated based on a 26.51% reasonable possible volatility of our share price, and with all the other variables held constant, would show USD 1,604 million positive/negative impact on our 2021 profit before tax. Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2021.
Other Risks
See note 28 to our audited consolidated financial statements as of 31 December 2021 and 2020, and for the three years ended 31 December 2021 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

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
You may obtain copies of the Deposit Agreement and any amendments thereto from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website at
www.sec.gov
.
The Deposit Agreement is among us, The Bank of New York Mellon, as ADR depositary, and all holders from time to time of ADRs issued under the Deposit Agreement. Copies of the Deposit Agreement are also on file at the ADR depositary’s corporate trust office and the office of the custodian. They are open to inspection by owners and holders during business hours.
Uncertificated ADSs may be registered on the books of the depositary in electronic book-entry form by means of the Direct Registration System (“
DRS
”) operated by The Depository Trust Company (“
DTC
”). Periodic statements will be mailed to our ADS holders that reflect their ownership interest in such ADSs. Alternatively, under the Deposit Agreement, our ADSs may be certificated by ADRs delivered by the depositary to evidence the ADSs. Unless otherwise specified in this description, references to “ADSs” include (i) our uncertificated ADSs, the ownership of which will be evidenced by periodic statements ADS holders will receive, and (ii) our certificated ADSs evidenced by our ADRs.
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
Fees Payable by the Depositary
For the year ended 31 December 2021, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties, in connection with the ADS program for a total sum of USD 6,702,716.74.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses (1)	6,702,716.74

Total	6,702,716.74

Note:

(1)	This includes both direct payments to AB InBev as well as The Bank of New York Mellon invoices that have been offset with revenue sharing balance.
The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2021.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Standard out-of-pocket maintenance costs	127,331.97

Total	127,331.97

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
Direct Registration System
In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System (“
Profile
”) will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.
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
as of 31 December 2021. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2021, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule
13a-15(e),
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
Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2021 was effective.

The effectiveness of internal control over financial reporting as of 31 December 2021 has been audited by PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL, our independent registered public accounting firm, as represented by Koen Hens. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this
Form 20-F.
Changes in Internal Control over Financial Reporting
During the period covered by this
Form 20-F,
there were no changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL acted as our independent auditor for the fiscal years ended 31 December 2021 and 31 December 2020. The table below sets forth the total amount billed to us by PwC for services performed in 2021 and 2020, respectively, and breaks down these amounts by category of service:

	2021	2020

	(USD thousand)
Audit Fees	15,703	15,904
Audit-Related Fees (2)	386	373
Tax Fees	2,648	3,317
All Other Fees	78	404
Total	18,815	19,998

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
Audit-Related Fees
Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors. These services usually result in a certification or specific opinion on an investigation or specific procedures applied, and include opinions/audit reports on information provided by us at the request of a third party (for example, prospectuses and comfort letters).
Over the last two years, audit-related services were mainly incurred in relation to services in connection with rights and bonds issuances and various other special reports.
Tax Fees
In 2021 and 2020, the majority of our tax fees related to advisory services.
All Other Fees
All other fees were primarily related to advisory services in 2021 and a compliance assessment in 2020.
Pre-Approval
Policies and Procedures
The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit
services provided by our auditors.
The advance approval of the Chair of the Audit Committee is required for all audit and non-audit
services provided by our auditors and was obtained for all such services provided in 2020 and 2021.
Our auditors and management report, on a quarterly basis, to the Audit Committee regarding the extent of the services provided and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER
The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
	(number of shares)	(USD)	(number of shares)	(USD million)
1 January 2021 – 31 January 2021	—	—	—	—
1 February 2021 – 28 February 2021	—	—	—	—
1 March 2021 – 31 March 2021	—	—	—	—
1 April 2021 – 30 April 2021	—	—	—	—
1 May 2021 – 31 May 2021	—	—	—	—
1 June 2021 – 30 June 2021	—	—	—	—
1 July 2021 – 31 July 2021	—	—	—	—
1 August 2021 – 31 August 2021	—	—	—	—
1 September 2021 – 30 September 2021	—	—	—	—
1 October 2021 – 31 October 2021	—	—	—	—
1 November 2021 – 30 November 2021	—	—	—	—
1 December 2021 – 31 December 2021	—	—	—	—

Total	—	—	—	—

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
In general, the 2020 Belgian Corporate Governance Code (the “
Code
”) that has applied to us since 1 January 2020 is a code of best practices applied to listed companies on a non-binding
basis. The Code applies a “comply or explain” approach. That is, companies may depart from the Code’s provisions if they give a reasoned explanation of the reasons for doing so.
Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need to be independent. As of 31 December 2021, our Board of Directors comprised three independent directors and twelve directors deemed not to be “independent” under the NYSE listing standards as a result of Belgian law independence determinations, none of which serve as part of our management. Of these twelve directors, nine are considered non-independent
solely because they serve as directors of our controlling shareholder, the Stichting, and three are considered non-independent
because of their relationships with Altria and BEVCO, the two largest holders of Restricted Shares.
The NYSE rules further require that the audit, nominating and compensation committees of a listed U.S. company be composed entirely of independent directors, including that there be a minimum of three members on the audit committee. The Code recommends that a majority of the members of the Nomination Committee meet the technical requirements for independence under Belgian corporate law. The Belgian Companies Code requires that one member of the Audit Committee meet the technical requirements for independence under Belgian corporate law, but our Corporate Governance Charter requires the majority of the members of the Audit Committee to meet such requirements. The Belgian Companies Code also requires that a majority of the members of the Remuneration Committee meet the technical requirements for independence under Belgian corporate law. As of 1 January 2022, all four voting members of our Audit Committee are independent for purposes of Rule
10A-3
under the Securities Exchange Act of 1934. However, one of the four directors on our Audit Committee, five of the five directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As the Audit Committee, Nomination Committee and Remuneration Committee are composed exclusively of non-executive
directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.
We consider that the terms of reference of our board committees are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page
F-1
of this
Form 20-F.
The audit report of PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19.	EXHIBITS

1.1*	Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 3 January 2022 (English-language translation) (incorporated by reference to Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 28 February 2022).

2.1*	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by AB InBev on 3 December 2009).

2.2*	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by AB InBev on 3 December 2009).

2.3*	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by AB InBev on 13 April 2011).

2.4*	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by AB InBev on 7 October 2011).

2.5*	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by AB InBev on 21 December 2012).

2.6*	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.5 to Form 20-F filed by AB InBev on 25 March 2013).

2.7*	Indenture, dated as of 25 January 2016, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.7 to Form 20-F filed by AB InBev on 14 March 2016).

2.8*	Indenture, dated as of 16 December 2016, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser- Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.8 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 22 March 2017).

2.9*	Indenture, dated as of 15 May 2017, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 15 May 2017).

2.10*	Indenture, dated as of 4 April 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 4 April 2018).

2.11*	Amended and Restated Deposit Agreement, by and among Anheuser-Busch InBev SA/NV and The Bank of New York Mellon, as Depositary and Owners and Holders of American Depositary Shares, dated as of 23 March 2018 (incorporated by reference to Exhibit 4.2 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 14 September 2018).

2.12*	Indenture, dated as of 13 November 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser Busch Companies, LLC, Anheuser- Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A. and Cobrew NV/SA and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 14 November 2018).

2.13*	Seventh Supplemental Indenture, dated as of 23 January 2019, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 23 January 2019).

2.14*	Thirteenth Supplemental Indenture, dated as of 3 April 2020, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 3 April 2020).

2.15	Description of Securities registered under Section 12 of the Exchange Act.

3.1*	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective 1 November 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by AB InBev on 9 March 2016).

3.2*	Amended and Restated New Shareholders’ Agreement, dated 11 April 2016, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.37 to Schedule 13D filed by AB InBev on 19 April 2016).

3.3*	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated 8 October 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser-Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on 2 November 2016).

4.1*	Amendment and Restatement Agreement dated 28 August 2015, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.4 to Form 20-F filed by AB InBev on 14 March 2016).

4.2*	Letter of Amendment dated 26 October 2017, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.5 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 19 March 2018).

4.3*	Amendment and Restatement Agreement dated 16 February 2021, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.3 to Form 20-F filed by AB InBev on 19 March 2021).††

4.4*	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by AB InBev on 4 February 2011).

4.5*	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by AB InBev on 4 February 2011).

4.6*	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.7*	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.8*	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.9*	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-169272) filed on 8 September 2010).

4.10*	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.11*	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.12*	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.13*	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.14*	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.15*	2020 Dream Incentive Plan (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.16*	Final Judgment of the United States District Court for the District of Columbia, entered into on 21 October 2013, outlining the Grupo Modelo settlement (incorporated by reference to Exhibit 4.18 to Form 20-F filed by AB InBev on 25 March 2014).

4.17*	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 99.5 to AB InBev’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.18*	Purchase Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.7 to Form 6-K filed by AB InBev on 12 November 2015).‡

4.19*	Amendment No. 1 to Purchase Agreement, dated as of 25 March 2016, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 10.4 to Form F-4 (File No. 333-213328) filed by Anheuser-Busch InBev SA/NV on 26 August 2016).

4.20*	Amendment No. 2 to Purchase Agreement, dated as of 3 October 2016, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company (incorporated by reference to Exhibit 99.2 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 12 October 2016).

4.21*	Information Rights Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 4.26 to Form 20-F filed by AB InBev on 22 March 2017).

4.22*	Registration Rights Agreement, dated as of 10 October 2016, among Anheuser-Busch InBev SA/NV and the Holders as defined therein (incorporated by reference to Exhibit 4.27 to Form 20-F filed by AB InBev on 22 March 2016).

4.23*	Modified Judgment of the United States District Court for the District of Columbia, dated as of 22 October 2018, relating to the combination with SAB (incorporated by reference to Exhibit 4.28 to Form 20-F filed by AB InBev on 22 March 2019).

4.24*	Gap Long-Term Incentive Plan for SABMiller Employees (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-221808) filed on 29 November 2017).

4.25*	Five-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.32*	Ten-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.33*	Restricted Stock Units Plan for Directors (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-231556) filed on 17 May 2019).

4.34*	Base Restricted Stock Units Plan Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-250930) filed on 24 November 2020).

4.35*	Base Restricted Stock Units Plan Relating to American Depositary Shares of AB InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-250930) filed on 24 November 2020).

4.36*	ZX Ventures Performance Unit Compensation Plan (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-250930) filed on 24 November 2020).

6.1	Description of earnings per share (included in note 22 to our audited consolidated financial statements included in this Form 20-F).

8.1	List of significant subsidiaries (included in note 35 to our audited consolidated financial statements included in this Form 20-F).

11.1*	Anheuser-Busch InBev Code of Dealing, dated as of September 2019 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by AB InBev on 24 March 2020).

11.2*	Anheuser-Busch InBev Code of Business Conduct, dated as of May 2020 (incorporated by reference to Exhibit 11.2 to Form 20-F filed by AB InBev on 19 March 2021).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL

17	List of Guarantor Subsidiaries.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema.

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase.

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase.

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase.

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Note:

*	Previously filed.
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

SIGNATURES
The Registrant certifies that it meets all of the requirements for filing on
Form 20-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anheuser-Busch InBev SA/NV (Registrant)

Date: 18 March 2022	By:	/s/ John Blood
	Name:	John Blood
	Title:	Chief Legal and Corporate Affairs Officer and Corporate Secretary

AB INBEV GROUP AUDITED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and the Board of Directors of Anheuser-Busch InBev SA/NV
Report of Independent Registered Public Accounting Firm

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Anheuser-Busch InBev SA/NV and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
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
Maatschappelijke zetel/Siège social: Culliganlaan 5,
B-1831
Diegem
T: +32 (0)2 710 4211, F: +32 (0)2 710 4299, www.pwc.com
BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501 - BIC BBRUBEBB /
BELFIUS BE92 0689 0408 8123 - BIC GKCC BEBB

F-1

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

F-2

Impairment of goodwill and intangible assets with indefinite useful life
As described in Notes 4, 14 and 15 to the consolidated financial statements, the Company has recorded goodwill and intangible assets with indefinite useful life for an amount of $115 796 million and $38 320 million, respectively, as of December 31, 2021. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. Impairment tests are conducted by management, in accordance with IAS 36, in which management applies a discounted cash flow approach based on current acquisition valuation models for its cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for its other cash-generating units. The Company uses a strategic plan based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions. Management’s cash flow projections include significant judgment, estimates and assumptions, related to the weighted average cost of capital and the terminal growth rate.
The principal considerations for our determination that performing procedures relating to the impairment of goodwill and intangible assets with indefinite useful life is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in applying procedures relating to the valuation of the cash-generating units due to the significant amount of judgment by management when developing this estimate, (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures and (iii) the significant audit effort necessary in evaluating the significant assumptions relating to the estimate, related to the weighted average cost of capital and the terminal growth rate.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite-lived asset impairment testing, including controls over the valuation of the Company’s cash-generating units. These procedures also included, among others, testing management’s process for developing the fair value estimates; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the models; and, with the assistance of professionals with specialized skill and knowledge, evaluating the significant assumptions used by management, related to the weighted average cost of capital and the terminal growth rate. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash-generating unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and (iv) analysis of sensitivities in the Company’s discounted cash flow model.
Uncertain tax positions
As described in Notes 4 and 30 to the consolidated financial statements, significant judgment by management is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the consolidated financial statements, estimation is made of the expected successful settlement of these matters.
The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in applying procedures related to uncertain tax positions due to the significant amount of judgment by management when developing this estimate, including a high degree of estimation uncertainty relative to the numerous and complex tax laws, frequency of tax audits, and the considerable time to conclude investigations and negotiations with local tax authorities as a result of such audits, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

F-3

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
Diegem, Belgium, March 16, 2022
PwC Bedrijfsrevisoren BV / Reviseurs d’Entreprises SRL
Represented by
/s/ Koen Hens
Statutory Auditor
We have served as the Company’s auditor since 2019.

F-4

Consolidated financial statements

Consolidated income statement

For the year ended 31 December
Million US dollar, except earnings per shares in US dollar	Notes	2021	2020	2019
Revenue		54 304	46 881	52 329

Cost of sales		(23 097)	(19 634)	(20 362)

Gross profit		31 207	27 247	31 967

Distribution expenses		(5 889)	(5 104)	(5 525)
Sales and marketing expenses		(7 292)	(6 861)	(7 348)
Administrative expenses		(4 394)	(3 404)	(3 548)
Other operating income/(expenses)	7	805	845	875
COVID-19 costs	8	(105)	(182)	—
Restructuring	8	(172)	(157)	(170)
Business and asset disposal (including impairment losses)	8	(247)	(239)	(50)
Acquisition costs business combinations	8	(17)	(25)	(23)
Zenzele Kabili costs	8	(72)	—	—
Impairment of goodwill	8	—	(2 500)	—
Brazil state tax regularization program	8	—	—	(74)
Cost related to public offering of minority stake in Budweiser APAC	8	—	—	(6)

Profit from operations		13 824	9 620	16 098

Finance cost	11	(6 040)	(8 419)	(5 993)
Finance income	11	431	722	2 519

Net finance income/(cost)		(5 609)	(7 697)	(3 473)

Share of result of associates and joint ventures	16	248	156	152

Profit before tax		8 463	2 079	12 776

Income tax expense	12	(2 350)	(1 932)	(2 786)

Profit from continuing operations		6 114	147	9 990

Profit from discontinued operations	21	—	2 055	424

Profit of the period		6 114	2 202	10 414

Profit/(loss) from continuing operations attributable to:
Equity holders of AB InBev		4 670	(650)	8 748
Non-controlling interest		1 444	797	1 243

Profit of the period attributable to:
Equity holders of AB InBev		4 670	1 405	9 171
Non-controlling interest		1 444	797	1 243

Basic earnings per share	22	2.33	0.70	4.62
Diluted earnings per share	22	2.28	0.69	4.53

Basic earnings per share from continuing operations	22	2.33	(0.33)	4.41
Diluted earnings per share from continuing operations	22	2.28	(0.33)	4.32
The accompanying notes are an integral part of these consolidated financial statements.

F-
5

Consolidated statement of comprehensive income/(loss)

For the twelve-month period ended 31 December
Million US dollar	Notes	2021	2020	2019
Profit of the period		6 114	2 202	10 414

Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	22	504	(263)	(182)

		504	(263)	(182)

Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	22	(4 681)	(10 951)	947
Effective portion of changes in fair value of net investment hedges		156	479	(157)
Cash flow hedges recognized in equity		1 060	739	182
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture	22	—	426	—
Cash flow hedges reclassified from equity to profit or loss		(920)	(533)	(292)

		(4 385)	(9 841)	680

Other comprehensive income/(loss), net of tax		(3 881)	(10 104)	498

Total comprehensive income/(loss)		2 233	(7 901)	10 912

Attributable to:
Equity holders of AB InBev		934	(8 156)	10 044
Non-controlling interest		1 299	255	867
The accompanying notes are an integral part of these consolidated financial statements.

F-
6

Consolidated statement of financial position

As at
Million US dollar	Notes	31 December 2021	31 December 2020
ASSETS
Non-current assets
Property, plant and equipment	13	26 678	26 419
Goodwill	14	115 796	120 971
Intangible assets	15	40 430	41 527
Investments in associates and joint ventures	16	5 874	6 143
Investment securities	20	161	137
Deferred tax assets	17	1 969	2 019
Employee benefits	24	5	6
Income tax receivables		1 137	869
Derivatives	28	48	138
Trade and other receivables	19	1 580	1 661

Total non-current assets		193 678	199 891

Current assets
Investment securities	20	374	396
Inventories	18	5 399	4 482
Income tax receivables		381	655
Derivatives	28	621	827
Trade and other receivables	19	5 046	4 833
Cash and cash equivalents	20	12 097	15 252
Assets classified as held for sale	21	30	74

Total current assets		23 949	26 519

Total assets		217 627	226 410

EQUITY AND LIABILITIES
Equity
Issued capital	22	1 736	1 736
Share premium		17 620	17 620
Reserves		15 431	17 798
Retained earnings		33 882	30 870

Equity attributable to equity holders of AB InBev		68 669	68 024

Non-controlling interests	32	10 671	10 327

Total equity		79 340	78 351

Non-current liabilities
Interest-bearing loans and borrowings	23	87 369	95 478
Employee benefits	24	2 261	2 970
Deferred tax liabilities	17	12 204	12 627
Income tax payables		726	808
Derivatives	28	100	1 759
Trade and other payables	27	1 008	1 522
Provisions	26	436	544

Total non-current liabilities		104 104	115 707

Current liabilities
Bank overdrafts	20	53	5
Interest-bearing loans and borrowings	23	1 408	3 081
Income tax payables		1 334	1 036
Derivatives	28	5 786	5 046
Trade and other payables	27	25 434	22 965
Provisions	26	169	219

Total current liabilities		34 184	32 352

Total equity and liabilities		217 627	226 410

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

Consolidated statement of changes in equity

		Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Share-based payments reserves	Other comprehensive income reserves	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2019		1 736	17 620	(6 549)	45 726	2 037	(22 152)	26 068	64 485	7 404	71 889

Profit of the period		—	—	—	—	—	—	9 171	9 171	1 243	10 414

Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	22	—	—	—	—	—	1 143	—	1 143	(353)	790
Cash flow hedges	22	—	—	—	—	—	(97)	—	(97)	(13)	(110)
Re-measurements of post-employment benefits	22	—	—	—	—	—	(173)	—	(173)	(9)	(182)

Total comprehensive income/(loss)	22	—	—	—	—	—	873	9 171	10 044	867	10 912

Dividends		—	—	—	—	—	—	(4 117)	(4 117)	(1 062)	(5 179)
Treasury shares		—	—	279	—	—	—	(279)	—	—	—
Share-based payments	25	—	—	—	—	290	—	—	290	29	319
Sale/(purchase) of non-controlling interest	32	—	—	—	4 378	—	—	—	4 378	1 427	5 805
Hyperinflation monetary adjustments		—	—	—	—	—	—	219	219	135	354
Scope and other changes		—	—	—	—	—	—	421	421	31	452

As per 31 December 2019		1 736	17 620	(6 270)	50 104	2 327	(21 279)	31 484	75 722	8 831	84 553

		Attributable to equity holders of AB InBev
		Issued	Share	Treasury		Share-based payments	Other comprehensive income	Retained		Non-controlling	Total
Million US dollar	Notes	Capital	premium	shares	Reserves	reserves	reserves	earnings	Total	interest	Equity
As per 1 January 2020		1 736	17 620	(6 270)	50 104	2 327	(21 279)	31 484	75 722	8 831	84 553

Profit/(loss) of the period		—	—	—	—	—	—	1 405	1 405	797	2 202

Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	22	—	—	—	—	—	(9 943)	—	(9 943)	(529)	(10 473)
Cash flow hedges	22	—	—	—	—	—	198	—	198	8	206
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture	22	—	—	—	—	—	426	—	426	—	426
Re-measurements of post-employment benefits	22	—	—	—	—	—	(243)	—	(243)	(20)	(263)

Total comprehensive income/(loss)		—	—	—	—	—	(9 562)	1 405	(8 156)	255	(7 901)

Dividends		—	—	—	—	—	—	(1 118)	(1 118)	(804)	(1 923)
Treasury shares		—	—	1 359	—	—	—	(974)	385	—	385
Share-based payments	25	—	—	—	—	3	—	—	3	17	20
Hyperinflation monetary adjustments		—	—	—	—	—	—	160	160	99	259
Sales/(purchase) of non-controlling interests¹	32				1 116				1 116	1 869	2 985
Scope and other changes		—	—	—	—	—	—	(87)	(87)	60	(26)

As per 31 December 2020		1 736	17 620	(4 911)	51 220	2 330	(30 841)	30 870	68 024	10 327	78 351

1
The 2020 sale of
non-controlling
interest relates to the issuance of a 49.9% minority stake in the company’s
US-based
metal container operations completed in December 2020 (refer to Note 22
Changes in equity and earnings per share
for more details).

F-
8

		Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Share-based payments reserves	Other comprehensive income reserves	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2021		1 736	17 620	(4 911)	51 220	2 330	(30 841)	30 870	68 024	10 327	78 351

Profit/(loss) of the period		—	—	—	—	—	—	4 670	4 670	1 444	6 114

Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	22	—	—	—	—	—	(4 320)	—	(4 320)	(205)	(4 525)
Cash flow hedges	22	—	—	—	—	—	105	—	105	35	140
Re-measurements of post-employment benefits	22	—	—	—	—	—	479	—	479	25	504

Total comprehensive income/(loss)		—	—	—	—	—	(3 736)	4 670	934	1 299	2 233

Dividends		—	—	—	—	—	—	(1 139)	(1 139)	(1 112)	(2 251)
Treasury shares		—	—	917	—	—	—	(836)	81	—	81
Share-based payments	25	—	—	—	—	451	—	—	451	28	478
Hyperinflation monetary adjustments		—	—	—	—	—	—	231	231	143	374
Scope and other changes		—	—	—	—	—	—	86	86	(14)	73

As per 31 December 2021		1 736	17 620	(3 994)	51 220	2 780	(34 577)	33 882	68 669	10 671	79 340

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

Consolidated statement of cash flows

For the year ended 31 December
Million US dollar	Notes	2021	2020	2019¹
OPERATING ACTIVITIES
Profit/(loss) from continuing operations		6 114	147	9 990

Depreciation, amortization and impairment	10	5 052	4 829	4 657
Impairment losses on goodwill	14	—	2 500	—
Impairment losses on receivables, inventories and other assets		135	218	112
Additions/(reversals) in provisions and employee benefits		196	278	216
Net finance cost/(income)	11	5 609	7 697	3 473
Loss/(gain) on sale of property, plant and equipment and intangible assets		(94)	(69)	(149)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(44)	7	(34)
Equity-settled share-based payment expense	25	510	169	340
Income tax expense	12	2 350	1 932	2 786
Other non-cash items included in profit		(773)	(381)	(220)
Share of result of associates and joint ventures	16	(248)	(156)	(152)

Cash flow from operating activities before changes in working capital and use of provisions		18 806	17 171	21 019

Decrease/(increase) in trade and other receivables		164	516	(258)
Decrease/(increase) in inventories		(1 232)	(427)	(426)
Increase/(decrease) in trade and other payables		3 527	503	679
Pension contributions and use of provisions		(375)	(616)	(715)

Cash generated from operations		20 890	17 147	20 299

Interest paid		(3 987)	(4 340)	(4 450)
Interest received		200	255	523
Dividends received		106	51	160
Income tax paid		(2 410)	(2 306)	(3 136)
Cash flow from operating activities on Australia discontinued operations	21	—	84	640

Cash flow from operating activities		14 799	10 891	14 036

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(5 640)	(3 781)	(5 174)
Proceeds from sale of property, plant and equipment and of intangible assets		142	94	320
Acquisition of subsidiaries, net of cash acquired	6	(451)	(510)	(385)
Sale of other subsidiaries, net of cash disposed of	6	7	—	133
Net proceeds from sale/(acquisition) of other assets		65	(292)	33
Proceeds from Australia divestiture	21	—	10 838	219
Cash flow from investing activities on Australia discontinued operations	21	—	(13)	(77)

Cash flow from investing activities		(5 878)	6 336	(4 931)

FINANCING ACTIVITIES
Sale/(purchase) of non-controlling interests	22	—	3 039	222
Proceeds from borrowings	23	454	14 822	22 584
Payments on borrowings	23	(8 965)	(23 116)	(30 592)
Cash net finance (cost)/income other than interests		(192)	(953)	(1 064)
Payment of lease liabilities		(531)	(461)	(441)
Dividends paid		(2 364)	(1 800)	(5 015)
Cash flow from financing activities on Australia discontinued operations	21	—	(6)	(24)
Proceeds from public offering of minority stake in Budweiser APAC	22	—	—	5 575

Cash flow from financing activities		(11 598)	(8 475)	(8 755)

Net increase/(decrease) in cash and cash equivalents		(2 677)	8 752	350

Cash and cash equivalents less bank overdrafts at beginning of year		15 247	7 169	6 960
Effect of exchange rate fluctuations		(526)	(674)	(141)

Cash and cash equivalents less bank overdrafts at end of period	20	12 043	15 247	7 169

The accompanying notes are an integral part of these consolidated financial statements.

1
The consolidated statement of cash flows for 2019 has been restated to include operating, investing and financing activities from discontinued operations separately in the cashflow statement. In addition, the 2019 cash flow from investing activities has been restated to reflect reclassification of the cash flow hedges in relation to the Australia divestiture reported in the financing activities in 2019 and recycled to profit or loss upon the completion of the transaction.

F-
10

Notes to the consolidated financial statements

F-11

1.	Corporate information
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately
169 000
employees based in nearly 50 countries worldwide. For 2021, AB InBev’s reported revenue was 54.3 billion US dollar (excluding joint ventures and associates).
The consolidated financial statements of the company for the year ended 31 December 2021 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.
The consolidated financial statements were authorized for issue by the Board of Directors on
1
6
 March 2022.

2.	Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standard as issued by the International Accounting Standard Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union up to 31 December 2021 (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2021 and did not apply any European carve-outs from IFRS.

3.	Summary of significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by the company and its subsidiaries.

(A)	BASIS OF PREPARATION AND MEASUREMENT
Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic
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

F-
12

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
A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 35
AB
 InBev companies
.

(E)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES
A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning on 1 January 2021 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

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
Financial Reporting in hyperinflationary economies
In May 2018, the Argentinean peso underwent a severe devaluation, causing Argentina´s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29
Financial Reporting in Hyperinflationary Economies
. IAS 29 requires that the results of the company’s Argentinian operations be reported as if these were highly inflationary as of 1 January 2018.
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

F-
13

Consequently, the company applied hyperinflation accounting for its Argentinean subsidiaries for the first time in the year-to-date
September 2018 unaudited condensed interim financial statements, with effect as of 1 January 2018. The IAS 29 rules are applied as follows:

•
Non-monetary
assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The hyperinflation accounting impacts resulting from changes in the general purchasing power from 1 January 2018 are reported in the income statement in a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 11
Finance cost and income
)

•
The income statement is adjusted at the end of each reporting period using the change in the general price index. It is converted at the closing exchange rate of each period (rather than the year-to-date
average rate which is used for
non-hyperinflationary
economies), thereby restating the
year-to-date
income statement account for both inflation index and currency conversion.

The 2021 results, restated for purchasing power, were translated at the December 2021 closing rate of 102.749214 Argentinean pesos per US dollar (2020 results - at 84.143520 Argentinean pesos per US dollar).
Exchange rates
The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	31 December 2021	31 December 2020	31 December 2019	31 December 2021	31 December 2020	31 December 2019
Argentinean peso	102.749214	84.143520	59.890668	—	—	—
Brazilian real	5.580497	5.196694	4.030696	5.368651	5.133082	3.940998
Canadian dollar	1.270792	1.273981	1.299449	1.249693	1.346594	1.329140
Colombian peso	3 977.14	3 438.52	3 272.63	3 741.19	3 689.50	3 305.84
Chinese yuan	6.352382	6.537798	6.961461	6.456753	6.947936	6.886265
Euro	0.882924	0.814930	0.890155	0.841767	0.878101	0.892577
Mexican peso	20.583378	19.948838	18.845242	20.339905	21.182539	19.334915
Pound sterling	0.741903	0.732646	0.757344	0.725564	0.780195	0.784062
Peruvian nuevo sol	3.976006	3.621009	3.317006	3.877055	3.491580	3.346670
South Korean won	1 188.32	1 088.02	1 154.54	1 139.06	1 185.02	1 160.69
South African rand	15.947907	14.686598	14.044287	14.873785	16.213180	14.512975

(G)	INTANGIBLE ASSETS
Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.
Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable, and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy O).
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

F-1
4

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
Amortization
Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company have a plan to discontinue the related brand or distribution. Software and capitalized development costs related to technology are amortized generally over 3 to 5 years.
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
The company applies the acquisition method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.
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
In conformity with IFRS 3
Business Combinations
, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy O). Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to US dollar using the year-end
exchange rate. In respect of associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.
If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3
Business Combinations
. Expenditure on internally generated goodwill is expensed as incurred.

(J)	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy O). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition

F-1
5

necessary for it to be capable of operating in the manner intended by management (e.g., nonrefundable tax and transport cost). The cost of a self-constructed
asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.
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
The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings – other real estate properties	20 - 50 years
Production plant and equipment:
Production equipment	10 - 15 years
Storage, packaging and handling equipment	5 - 7 years
Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years
Point of sale furniture and equipment	5 years
Vehicles	5 years
Information processing equipment	3 - 10 years
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

F-1
6

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
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business and generally due for settlement within
30 days
. Trade receivables are recognized initially at the amount of the consideration that is unconditional unless they contain significant financing components, when they are recognized at the amount adjusted for the time value of money. The company holds trade and other receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method.
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

F-1
7

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
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, AB InBev uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2: inputs are observable either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data.
If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The company applies fair value measurement to the instruments listed below.
Derivatives
The fair value of exchange traded derivatives (e.g., exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g., the New York Board of Trade). The fair value of over-the-counter
derivatives is determined by commonly used valuation techniques.
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

F-1
8

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

9

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
The company presents income tax provisions in income tax liabilities. Assets and liabilities for uncertain tax treatments are presented as current tax assets/liabilities or deferred tax assets/liabilities.

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

F-
20

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

F-
21

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

•
Equity instruments designated at FVOCI, with no recycling of gains or losses to profit or loss on derecognition
: these instruments are undertakings in which the company does not have significant influence or control and is generally evidenced by ownership of less than 20% of the voting rights. The company designates these investments on an instrument-by-instrument
basis as equity securities at FVOCI because they represent investments held for long term strategic purposes. Investments in unquoted companies are subsequently measured at cost, when appropriate. These investments are non-monetary
items and gains or losses presented in the other comprehensive income include any related foreign exchange component. Dividends received are recognized in the profit or loss. These investments are not subject to impairment testing and upon disposal, the cumulative gain or loss accumulated in other comprehensive income are not reclassified to profit or loss.

•
Financial assets and liabilities at FVPL
: comprise derivative instruments and equity instruments which were not designated as FVOCI. This category also includes debt instruments which do not meet the cash flow or the business model tests.

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
non-financial
item when it is recognized.
For all other hedged transactions, the amount accumulated in the hedging reserves is reclassified to profit or loss in the same period during which the hedged item affects profit or loss (e.g., when the variable interest expense is recognized).

F-
22

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
Offsetting
Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the company has a currently legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

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
The aggregation criteria applied are based on similarities in the economic indicators (e.g., margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore, management assessed additional factors such as management’s views on the optimal number of reporting segments, AB InBev historical geographies, peer comparison (e.g., Asia Pacific and EMEA being a commonly reported regions amongst the company’s peers), as well as management’s view on the optimal balance between practical and more granular information.
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

F-
23

(DD)	RECENTLY ISSUED IFRS
To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing these consolidated financial statements for the year ended 31 December 2021.
A number of amendments to standards are effective for annual periods beginning after 1 January 2021 and have not been discussed either because of their non-applicability
or immateriality to AB InBev’s consolidated financial statements.

F-2
4

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
In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty relate mainly to accounting for the
COVID-19
pandemic impact on the company’s results as discussed below.

(A)	COVID-19 PANDEMIC IMPACT
Management considered the impact of
COVID-19
and the current economic environment on the basis of preparation of these consolidated financial statements. The company continues to adequately manage its liquidity and capital resources (refer to Note 20
Cash and cash equivalents and investment securities
, Note 23
Interest-bearing loans and borrowings
and Note 28
Risks arising from financial instruments
). As such, management concluded the company is able to continue as a going concern.
COVID-19
costs
As required by IAS 1
Presentation of financial statements,
the company has assessed the impact of the
COVID-19
outbreak on its performance for the year ended 31 December 2021 and reported (105)m US dollar of costs in exceptional as a result of the pandemic. These expenses mainly comprise costs related to personal protection equipment for the company’s employees, charitable donations and other costs incurred as a direct consequence of the
COVID-19
pandemic. Refer to Note 8
Exceptional items
.

F-2
5

5.	Segment reporting
Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses profit from operations as a measure of segment performance which forms part of the basis for many of the company’s segment performance indicators to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.
On 1 June 2020, AB InBev divested CUB, its Australian subsidiary, to Asahi (refer to Note 21
Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations
). Since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations (“profit from discontinued operations”) up to 31 May 2020.
All figures in the tables below are stated in million US dollar, except volume (million hls).

	North America			Middle Americas			South America			EMEA			Asia Pacific
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Volume	107	107	108	141	121	134	157	144	140	87	76	86	88	82	93

Revenue	16 257	15 622	15 488	12 541	10 032	11 912	9 494	8 092	9 790	8 032	6 835	7 911	6 848	5 648	6 544

Profit from operations	5 110	5 147	5 341	4 888	3 885	5 384	2 305	2 350	3 094	1 472	(1 722)	1 746	1 569	1 062	1 598

Net finance income/(cost)
Share of results of associates and joint ventures
Income tax expense
Profit from continuing operations
Profit from discontinued operations
Profit/(loss)

Segment assets (non-current)	63 722	63 765	63 725	67 516	72 331	76 168	12 917	12 348	13 452	34 098	35 578	39 442	13 453	13 845	13 450
Gross capex	868	646	679	1 307	829	1 286	1 154	727	1 063	1 051	768	1 208	605	508	626
FTE	19 691	20 281	20 040	51 969	48 751	52 412	42 209	40 630	41 603	22 215	22 357	23 804	26 095	26 510	29 482

F-2
6

	Global Export and Holding companies			AB InBev Worldwide
	2021	2020	2019	2021	2020	2019
Volume	2	1	1	582	531	561

Revenue	1 133	652	685	54 304	46 881	52 329

Profit from operations	(1 520)	(1 103)	(1 064)	13 824	9 620	16 098

Net finance income/(cost)				(5 609)	(7 697)	(3 473)
Share of results of associates and joint ventures				248	156	152
Income tax expense				(2 350)	(1 932)	(2 786)

Profit from continuing operations				6 114	147	9 990

Profit from discontinued operations				—	2 055	424

Profit/(loss)				6 114	2 202	10 414

Segment assets (non-current)	1 973	2 024	1 597	193 678	199 891	207 834
Gross capex	655	303	312	5 640	3 781	5 174
FTE	7 160	5 166	4 574	169 339	163 695	171 915
For the year ended 31 December 2021, net revenue from the beer business amounted to
49 333
m US dollar (31 December 2020:
43 044
m US dollar; 31 December 2019:
47 984
m US dollar) while the net revenue from the
non-beer
business (soft drinks and other business) accounted for 4 971m US dollar (31 December 2020: 3 837m US dollar; 31 December 2019: 4 345m US dollar). Additionally, for the year ended 31 December 2021, net revenue from the company’s business in the United States amounted to 14 259m US dollar (31 December 2020: 13 815m US dollar; 31 December 2019: 13 693m US dollar) and net revenue from the company’s business in Brazil amounted to 6 500m US dollar (31 December 2020: 5 868m US dollar; 31 December 2019: 7 277m US dollar).
On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 623m US dollar (31 December 2020: 501m US dollar; 31 December 2019: 668m US dollar) and non-current
assets located in the country of domicile represented 2 457m US dollar (31 December 2020: 2 496m US dollar; 31 December 2019: 2 215m US dollar).

F-2
7

6.	Acquisitions and disposals of subsidiaries
The table below summarizes the impact of acquisitions and disposals on the statement of financial position and cash flows of AB InBev for the year ended 31 December 2021 and 31 December 2020:

Million US dollar	2021 Acquisitions	2020 Acquisitions	2021 Disposals	2020 Disposals
Non-current assets
Property, plant and equipment	2	149	(5)	—
Intangible assets	—	162	—	—
Investments in associates	—	(7)	—	—

Current assets
Inventories	—	33	(7)	—
Trade and other receivables	1	9	(6)	—
Cash and cash equivalents	5	5	(5)	—

Non-current liabilities
Interest-bearing loans and borrowings	—	(74)	—	—
Trade and other payables	—	(34)	—	—
Deferred tax liabilities	—	(6)	—	—

Current liabilities
Interest-bearing loans and borrowings	—	(4)	—	—
Trade and other payables	(5)	(59)	10	—

Net identifiable assets and liabilities	3	174	(13)	—

Non-controlling interest	—	—	—	—

Goodwill on acquisitions and goodwill disposed of	—	185	—	—
Loss/(gain) on disposal	—	—	1	—
Consideration to be (paid)/received	—	(14)	—	—
Net cash paid/(received) on prior years acquisitions/(disposals)	453	170	—	—

Consideration paid/(received)	456	515	(12)	—

Cash (acquired)/disposed of	(5)	(5)	5	—

Net cash outflow / (inflow)	451	510	(7)	—

On 1 June 2020, AB InBev completed the divestiture of CUB to Asahi – see Note 21
Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations
.
On 30 September 2020, AB InBev completed the acquisition of the remaining 68.8% shares of Craft Brew Alliance for the net consideration of 0.2 billion US dollar and hence obtained 100% control over the acquiree.
The company undertook a series of additional acquisitions and disposals during 2021 and 2020, with no significant impact in the company’s consolidated financial statements.

F-2
8

7.	Other operating income/(expenses)

Million US dollar	2021	2020	2019
Brazilian tax credits	226	481	—
Government grants	322	227	280
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	65	56	172
License income	25	22	30
Net (additions to)/reversals of provisions	(1)	(14)	(10)
Net rental and other operating income	168	72	402

Other operating income/(expenses)	805	845	875

In the second quarter of 2021, Ambev, a subsidiary of AB InBev, recognized 226m US dollar income in Other operating income related to tax credits following a favorable decision from the Brazilian Supreme Court. Additionally, Ambev recognized 118m US dollar of interest income in Finance income (refer to Note 11
Finance cost and income
) for the year ended 31 December 2021.
In the fourth quarter of 2020, Ambev concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized 481m US dollar income in Other operating income and 315m US dollar of interest income in Finance income (refer to Note 11
Finance cost and income
) for the year ended 31 December 2020.
The income from government grants primarily relate to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.
In 2021, the company expensed 298m US dollar in research, compared to 296m US dollar in 2020 and 291m US dollar in 2019. The spend focused on product innovations, market research, as well as process optimization and product development.

9

8.	Exceptional items
IAS 1
Presentation of financial statements
requires that material items of income and expense be disclosed separately. Exceptional items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company´s financial information.
The exceptional items included in the income statement are as follows:

Million US dollar	2021	2020	2019
COVID-19 costs	(105)	(182)	—
Restructuring	(172)	(157)	(170)
Business and asset disposal (including impairment losses)	(247)	(239)	(50)
Acquisition costs business combinations	(17)	(25)	(23)
Zenzele Kabili costs	(72)	—	—
Impairment of goodwill	—	(2 500)	—
Brazil State tax regularization program	—	—	(74)
Cost related to public offering of minority stake in Budweiser APAC	—	—	(6)

Impact on profit from operations	(614)	(3 103)	(323)

Gain on divestiture of Australia (discontinued operations)	—	1 919	—

Impact on profit	(614)	(1 184)	(323)

COVID-19
costs amount to (105)m US dollar for the year ended 31 December 2021 (31 December 2020: (182)m US dollar). These expenses mainly comprise costs related to personal protection equipment for the company’s employees, charitable donations and other costs incurred as a direct consequence of the
COVID-19
pandemic.
The exceptional restructuring charges for the year ended 31 December 2021 total (172)m US dollar (31 December 2020: (157)m US dollar; 31 December 2019: (170)m US dollar). These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time
expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.
Business and asset disposals (including impairment losses) amount to (247)m US dollar for the year ended 31 December 2021, mainly comprising (258)m US dollar of non-cash
impairment charge associated with Bedford Systems, a joint venture with Keurig Dr. Pepper, following the announcement of the cessation of the business in December 2021, that was partially offset with gains incurred in relation to disposals completed in the first half of 2021. Business and asset disposals (including impairment losses) amounted to (239)m US dollar for the year ended 31 December 2020, mainly comprising impairment of tangible assets classified as held for sale as of 31 December 2020, intangible assets sold in 2020 and other intangibles. Business and asset disposals (including impairment losses) amounted to (50)m US dollar for the year ended 31 December 2019, mainly comprising of costs incurred in relation to the completion of 2018 disposals.
The acquisition costs of business combinations amount to (17)m US dollar for the year ended 31 December 2021, mainly comprising costs incurred in relation to the company’s joint venture partnerships. The acquisition costs of business combinations amounted to (25)m US dollar for the year ended 31 December 2020 and mainly related to the acquisition of Craft Brew Alliance The acquisition costs of business combinations amounted to (23)m US dollar for the year ended 31 December 2019 and primarily related to costs incurred to facilitate the combination with SAB.
In May 2021, the company set up a new broad-based black economic empowerment
(“B-BBEE”)
scheme (the “Zenzele Kabili scheme”) and reported (72)m US dollar in exceptional items mainly representing the IFRS 2 cost related to the grant of shares to qualifying SAB retailers and employees participating to the Zenzele Kabili scheme. For more details, refer to Note 22
Changes in equity and earnings per share
.
In 2019, Ambev made a payment of (74)m US dollar to the State of Mato Grosso in relation to the Special Value-added Tax (ICMS) Amnesty Program in Brazil in accordance with the Brazilian State Tax Regularization Program.
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
In the second quarter of 2020, the company recognized (2 500)m US dollar of goodwill impairment for its South Africa and Rest of Africa cash-generating units – see Note 14
Goodwill
for further details.
On 1 June 2020, the company completed the previously announced sale of CUB to Asahi resulting in a net exceptional gain of 1 919m US dollar reported in discontinued operations. For more details, refer to Note 21
Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations
.

F-
30

The company incurred an exceptional net finance cost of (806)m US dollar for the year ended 31 December 2021 (31 December 2020: net finance cost of (1 738)m US dollar; 31 December 2019: net finance income of 882m US dollar) – see Note 11
Finance cost and income
.
All the amounts referenced above are before income taxes. The exceptional income taxes amounted to 346m US dollar (decrease of income taxes) for the year ended 31 December 2021 (31 December 2020: decrease of income taxes by 155m US dollar; 31 December 2019: increase of income taxes by 6m US dollar).
Non-controlling
interest on the exceptional items amounts to 20m US dollar for the year ended 31 December 2021 (31 December 2020: 228m US dollar; 31 December 2019: 108m US dollar).

9.	Payroll and related benefits

Million US dollar	2021	2020	2019
Wages and salaries	(4 734)	(4 124)	(4 563)
Social security contributions	(670)	(582)	(683)
Other personnel cost	(706)	(637)	(678)
Pension expense for defined benefit plans	(176)	(218)	(193)
Share-based payment expense	(510)	(169)	(340)
Contributions to defined contribution plans	(147)	(91)	(101)

Payroll and related benefits	(6 944)	(5 821)	(6 558)

The number of full-time equivalents can be split as follows:

	2021	2020	2019
AB InBev NV/SA (parent company)	214	204	204
Other subsidiaries	169 125	163 491	171 711

Total number of FTE	169 339	163 695	171 915

F-
31

10.	Additional information on operating expenses by nature
Depreciation, amortization and impairment charges are included in the following line items of the 2021 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right- of-use asset	Impairment of goodwill, tangible and intangible assets
Cost of sales	2 782	91	39	—
Distribution expenses	136	10	176	—
Sales and marketing expenses	319	223	249	—
Administrative expenses	306	327	110	—
Other operating expenses	3	—	—	—
Exceptional items	—	—	—	281

Depreciation, amortization and impairment	3 546	651	574	281

Depreciation, amortization and impairment charges are included in the following line items of the 2020 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right- of-use asset	Impairment of goodwill, tangible and intangible assets
Cost of sales	2 599	91	42	—
Distribution expenses	141	3	108	—
Sales and marketing expenses	339	291	224	—
Administrative expenses	310	323	125	—
Other operating expenses	3	—	—	—
Exceptional items	—	—	—	2 733

Depreciation, amortization and impairment	3 392	708	499	2 733

Depreciation, amortization and impairment charges are included in the following line items of the 2019 consolidated income statement:

Million US dollar (restated)	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right- of-use asset	Impairment of goodwill, tangible and intangible assets
Cost of sales	2 751	86	11	—
Distribution expenses	155	4	191	—
Sales and marketing expenses	379	247	160	—
Administrative expenses	277	290	98	—
Other operating expenses	8	—	—	—

Depreciation, amortization and impairment	3 570	627	460	—

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of (11)m US dollar in 2021 from the aggregate depreciation, amortization and impairment expense to cost of goods sold (2020: (5)m US dollar; 2019: 5m US dollar).

F-
32

11.	Finance cost and income
The finance cost and income included in the income statement are as follows:

Million US dollar	2021	2020	2019
Interest expense	(3 684)	(4 016)	(4 168)
Capitalization of borrowing costs	10	12	19
Net interest on net defined benefit liabilities	(73)	(82)	(95)
Accretion expense	(593)	(564)	(650)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(562)	(502)	(393)
Net foreign exchange results (net of the effect of foreign exchange derivative instruments)	(101)	—	(180)
Tax on financial transactions	(73)	(103)	(79)
Net mark-to-market results on derivatives related to the hedging of share-based payment programs	(23)	(1 211)	—
Other financial costs, including bank fees	(135)	(135)	(225)

Finance cost excluding exceptional items	(5 234)	(6 601)	(5 771)

Exceptional finance cost	(806)	(1 818)	(222)

Finance cost	(6 040)	(8 419)	(5 993)

Interest income	113	150	292
Interest income on Brazilian tax credits	118	315	118
Hyperinflation monetary adjustments	152	76	86
Net mark-to-market results on derivatives related to the hedging of share-based payment programs	—	—	898
Net foreign exchange results (net of the effect of foreign exchange derivative instruments)	—	43	—
Other financial income	48	58	21

Finance income excluding exceptional items	431	642	1 415

Exceptional finance income	—	80	1 104

Finance income	431	722	2 519

Net finance income/(cost) excluding exceptional items	(4 803)	(5 959)	(4 355)

Net finance income/(cost)	(5 609)	(7 697)	(3 473)

Net finance costs, excluding exceptional items, were 4 803m US dollar in 2021 compared to 5 959m US dollar in 2020 and 4 355m US dollar in 2019. The decrease was predominantly due to a mark-to-market
loss of 23m US dollar in 2021, compared to a loss of 1 211m US dollar in 2020, resulting in a change of 1 188m US dollar. In 2019, the mark-to-market
on such derivatives amounted to a gain of 898m US dollar.
Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Belgium and in China in 2020 and 2019. Interest is capitalized at a borrowing rate of approximately 4%.
In 2021, accretion expense includes interest on lease liabilities of 123m US dollar (2020: 116m US dollar; 2019: 124m US dollar), unwind of discounts of 349m US dollar (2020: 306m US dollar; 2019: 374m US dollar), bond fees of 67m US dollar (2020: 102m US dollar; 2019: 110m US dollar) and interest on provisions of 54m US dollar (2020: 41m US dollar; 2019: 42m US dollar).
Interest expenses are presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 28
Risks arising from financial instruments
.
In the second quarter of 2021, Ambev, a subsidiary of AB InBev, recognized 226m US dollar income in Other operating income (refer to Note 7
Other operating income/(expenses)
) related to tax credits following a favorable decision from the Brazilian Supreme Court. Additionally, Ambev recognized 118m US dollar of interest income in Finance income for the year ended 31 December 2021.
In the fourth quarter of 2020, Ambev concluded the calculation of its tax credits on a judicial decision related to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS). The decision refers to the period between November 2009 and April 2015. As a result of this judicial decision and other tax credit adjustments, Ambev recognized 481m US dollar income in Other operating income (refer to Note 7
Other operating income/(expenses)
) and 315m US dollar of interest income in Finance income for the year ended 31 December 2020.
Exceptional finance income/(cost) for 2021, 2020 and 2019 include:

•
25m US dollar loss resulting from
mark-to-market
adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and the restricted shares issued in connection with the combination with SAB (2020: 1 008m US dollar loss; 2019: 878m US dollar gain);

•	741m US dollar loss resulting from the early termination of certain bonds (2020: 795m US dollar loss; 2019: 84m US dollar gain);

F-
33

•
22m US dollar loss from impairment of receivables against Delta Corporation Ltd (Delta), a Zimbabwean associate, as a result of hyperinflation (2020: 15m US dollar loss on the company’s investment in Delta; 2019: 188m US dollar loss);

•	19m US dollar loss related to remeasurement of deferred considerations on prior year acquisitions (2020: 80m US dollar gain; 2019: 90m US dollar gain).
Furthermore, the exceptional finance income/cost for 2019 includes:

•
34m US dollar loss on interest paid to the State of Mato Grosso in relation to the Special Value-added Tax (ICMS) Amnesty Program in Brazil in accordance with the Brazilian State Tax Regularization Program;

•	52m US dollar foreign exchange translation gain on intragroup loans that were historically reported in equity and were recycled to profit and loss account upon the reimbursement of these loans.
No interest income was recognized on impaired financial assets.
The interest income stems from the following financial assets:

Million US dollar	2021	2020	2019
Cash and cash equivalents	85	103	237
Investment debt securities held for trading	16	1	9
Other loans and receivables	11	46	46

Total	113	150	292

The interest income on other loans and receivables includes the interest accrued on cash deposited as guarantees for certain legal proceedings pending their resolution.
For further information on instruments hedging AB InBev’s foreign exchange risk see Note 28
Risks arising from financial instruments
.

F-3
4

12.	Income taxes
Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2021	2020	2019
Current year	(2 857)	(2 082)	(2 863)
(Underprovided)/overprovided in prior years	159	119	58

Current tax expense	(2 698)	(1 963)	(2 805)

Origination and reversal of temporary differences	319	(30)	(21)
(Utilization)/recognition of deferred tax assets on tax losses	24	13	13
Recognition of previously unrecognized tax losses	5	48	27

Deferred tax (expense)/income	348	31	19

Total income tax expense	(2 350)	(1 932)	(2 786)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2021	2020	2019
Profit/(loss) before tax	8 463	2 080	12 776
Deduct share of results of associates and joint ventures	248	156	152

Profit/(loss) before tax and before share of results of associates and joint ventures	8 215	1 924	12 624

Adjustments to the tax basis
Government incentives	(543)	(428)	(709)
Non-deductible/(non-taxable) mark-to-market on derivatives	48	2 219	(1 776)
Non-deductible impairment of goodwill	—	2 500	—
Other expenses not deductible for tax purposes	1 979	1 512	1 223
Other non-taxable income	(476)	(250)	(282)

	9 223	7 477	11 080

Aggregate weighted nominal tax rate	26.7%	27.7%	26.2%

Tax at aggregated nominal tax rate	(2 463)	(2 069)	(2 901)

Adjustments on tax expense
Utilization of tax losses not previously recognized	24	13	13
Recognition of deferred taxes on previous years’ tax losses	5	48	27
Write-down of deferred tax assets on losses and current year losses for which no deferred tax asset is recognized	(314)	(386)	(137)
(Underprovided)/overprovided in prior years	159	119	58
Deductions from interest on equity	469	431	666
Deductions from goodwill	14	16	20
Other tax deductions	212	218	259
Change in tax rate	(147)	61	(95)
Withholding taxes	(485)	(423)	(505)
Other tax adjustments	175	39	(191)

	(2 350)	(1 932)	(2 786)

Effective tax rate	28.6%	100.4%	22.1%

The total income tax expense for 2021 amounts to 2 350m US dollar compared to 1 932m US dollar for 2020 and 2 786m US dollar for 2019. The effective tax rate is 28.6% for 2021 compared to 100.4% for 2020 and 22.1% for 2019.
The 2020 effective tax rate was negatively impacted by
non-deductible
losses from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, and the non-deductible,
non-cash
goodwill impairment loss. The 2019 effective tax rate was positively impacted by non-taxable
gains from these derivatives.
The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

F-3
5

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2021	2020	2019
Re-measurements of post-employment benefits	(123)	58	19
Exchange differences, cash flow and net investment hedges	(45)	304	88

Income tax (losses)/gains	(167)	361	107

F-3
6

13.	Property, plant and equipment
Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	31 December 2021	31 December 2020
Property, plant and equipment owned	24 459	24 191
Property, plant and equipment leased (right-of-use assets)	2 219	2 228

Total property, plant and equipment	26 678	26 419

	31 December 2021				31 December 2020
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	12 237	34 976	1 780	48 993	48 757

Effect of movements in foreign exchange	(383)	(1 162)	(70)	(1 616)	(1 644)
Acquisitions	44	1 296	3 399	4 739	3 188
Acquisitions through business combinations	(0)	2	0	2	111
Disposals through sale and derecognition	(104)	(1 197)	(1)	(1 301)	(1 274)
Disposals through the sale of subsidiaries	(18)	(33)	—	(51)	—
Transfer (to)/from other asset categories and other movements¹	598	2 025	(2 646)	(23)	(145)

Balance at end of the period	12 374	35 906	2 462	50 742	48 993

Depreciation and impairment losses
Balance at end of previous year	(3 950)	(20 852)	—	(24 802)	(23 242)

Effect of movements in foreign exchange	123	690	—	813	625
Depreciation	(376)	(3 008)	—	(3 384)	(3 250)
Disposals through sale and derecognition	64	1 104	—	1 168	1 130
Disposals through the sale of subsidiaries	17	29	—	46	—
Impairment losses	(19)	(161)	(2)	(182)	(145)
Transfer to/(from) other asset categories and other movements 1	(151)	206	2	57	80

Balance at end of the period	(4 292)	(21 992)	—	(26 284)	(24 802)

Carrying amount
at 31 December 2020	8 287	14 124	1 780	24 191	24 191

at 31 December 2021	8 082	13 915	2 462	24 459	—

As at 31 December 2021, the carrying amount of property, plant and equipment subject to restrictions on title amounted to 1m US dollar (31 December 2020: 2m US dollar).
Contractual commitments to purchase property, plant and equipment amounted to 449m US dollar as at 31 December 2021 compared to 528m US dollar as at 31 December 2020.
AB InBev’s net capital expenditures in the statement of cash flow amounted to 5 498m US dollar in 2021 compared to 3 687m US dollar for the same period last year. Out of the total 2021 capital expenditures approximately 44% was used to improve the company’s production facilities while 41% was used for logistics and commercial investments and 15% for improving administrative capabilities and for the purchase of hardware and software.

1
The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5
Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29
Financial reporting in hyperinflationary economies
.

F-3
7

Property, plant and equipment leased by the company
(right-of-use
assets) is detailed as follows:

	2021
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 31 December	1 696	523	2 219
Depreciation for the year ended 31 December	(373)	(201)	(574)

	2020
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 31 December	1 726	502	2 228
Depreciation for the year ended 31 December	(343)	(156)	(499)
Additions to right-of-use assets in 2021
were 674m US dollar (2020: 381m US dollar).
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
The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases. In 2021, 112m US dollar was recognized as income in the income statement in respect of subleasing of right-of-use
assets (2020: 107m US dollar; 2019: 152m US dollar). As at 31 December 2021, the undiscounted lease payments of the non-cancelable
lease payments are expected to be received as follows: 116m US dollar in the next 12 months, 295m US dollar in the years 2 through 5 and 104m US dollar after 5 years.
The expense related to short-term and
low-value
leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

14.	Goodwill

Million US dollar	31 December 2021	31 December 2020
Acquisition cost
Balance at end of previous year	123 702	128 119

Effect of movements in foreign exchange	(5 456)	(4 723)
Acquisitions through business combinations	—	185
Transfers (to)/from intangible assets	18	—
Hyperinflation monetary adjustments	196	120

Balance at end of the period	118 461	123 702

Impairment losses
Balance at end of previous year	(2 731)	(5)

Effect of movements in foreign exchange	66	(226)
Impairment losses	—	(2 500)

Balance at end of the period	(2 665)	(2 731)

Carrying amount
at 31 December 2020	120 971	120 971

at 31 December 2021	115 796

F-3
8

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	31 December 2021	31 December 2020
United States	33 607	33 552
Rest of North America	2 114	2 105
Mexico	12 062	12 446
Colombia	15 344	17 748
Rest of Middle Americas	22 769	24 036
Brazil	3 280	3 521
Rest of South America	1 173	1 061
Europe	2 244	2 444
South Africa	10 231	11 110
Rest of Africa	5 287	4 990
China	3 387	3 291
Rest of Asia Pacific	3 717	4 059
Global Export and Holding Companies	582	608

Total carrying amount of goodwill	115 796	120 971

Goodwill, which accounted for approximately 53% of AB InBev total assets as at 31 December 2021, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.
2021 impairment testing
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
During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of Colombia, South Africa and Rest of Africa cash-generating units that show the highest invested capital to EBITDA multiple. In the sensitivity analysis performed by management during the annual impairment testing in 2021, an adverse change of 1% in WACC
or
terminal growth rate would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.
Impairment testing methodology
The company performed its annual goodwill impairment test at cash-generating unit level, which is the lowest level at which goodwill is monitored for internal management purposes.
AB InBev’s impairment testing methodology is in accordance with IAS 36
Impairment of Assets
, in which
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

9

•	Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric;

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.
For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 5%.
The WACC applied in US dollar nominal terms were as follows:

Cash-generating unit	31 December 2021	31 December 2020
Colombia	6%	6%
Rest of Middle Americas	10%	9%
South Africa	8%	7%
Rest of Africa	10%	10%
Rest of Asia Pacific	6%	6%
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
2020 impairment testing
In the second quarter of 2020, the company recognized a 2.5 billion US dollar non-cash
goodwill impairment charge. The
COVID-19
pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which the company operates. The decline in performance resulting from the
COVID-19
pandemic was viewed as a triggering event for impairment testing in accordance with IAS 36
Impairment of Assets
. The 2020 interim impairment test considered three scenarios for recovery of sales for the tested cash-generating units: a base case (which the company deemed to be the most likely case at the time of the interim impairment test), a best case and a worst case. Based on the results of the interim impairment test, the company concluded that no goodwill impairment was warranted under the base and best case scenarios. Nevertheless, under the worst case scenario ran with higher discounts rates to factor the heightened business risk, the company concluded that the estimated recoverable amounts were below their carrying value for the South Africa and Rest of Africa cash-generating units. As a consequence, management determined that it was prudent, in view of the uncertainties, to record an impairment charge of 2.5 billion US dollar applying a 30% probability of occurrence of the worst-case scenario.
The company did not recognize any additional impairment of goodwill based on the results of its annual impairment testing conducted in the fourth quarter of 2020.

F-
40

15.	Intangible assets

	31 December 2021					31 December 2020
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	39 427	3 031	2 972	455	45 885	46 108

Effect of movements in foreign exchange	(1 017)	(81)	(185)	(6)	(1 289)	(789)
Acquisitions through business combinations	—	—	—	—	—	162
Acquisitions and expenditures	21	23	457	259	760	557
Disposals through sale and derecognition	(14)	(22)	(47)	(15)	(98)	(142)
Disposals through the sale of subsidiaries	—	—	—	(3)	(3)	—
Transfer (to)/from other asset categories and other movements 1	(8)	(119)	240	(353)	(240)	(11)

Balance at end of period	38 409	2 832	3 437	337	45 015	45 885

Amortization and impairment losses
Balance at end of previous year	(41)	(2 072)	(2 181)	(64)	(4 358)	(3 656)

Effect of movements in foreign exchange	—	62	128	2	192	(16)
Amortization	—	(218)	(377)	(49)	(644)	(715)
Impairment	(23)	—	(1)	(153)	(176)	(165)
Disposals through sale and derecognition	2	19	46	6	73	62
Disposals through the sale of subsidiaries	—	—	—	3	3	—
Transfer to/(from) other asset categories and other movements 1	(27)	127	4	222	326	132

Balance at end of period	(89)	(2 082)	(2 381)	(33)	(4 585)	(4 358)

Carrying value
at 31 December 2020	39 386	959	791	391	41 527	41 527

at 31 December 2021	38 320	750	1 056	304	40 430

During 2021, the company recognized (176)m US dollar impairment on intangibles associated with Bedford Systems, a
70
%-owned subsidiary of the company and joint venture with Keurig Dr. Pepper, following the announcement of the cessation of the business in December 2021 (31 December 2020: (165)m US dollar) - refer to Note 8
Exceptional items.
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
Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. Based on the impairment testing results, no impairment loss was allocated to intangible assets with indefinite useful lives – refer to Note 14
Goodwill
.
As at 31 December 2021, the carrying amount of the intangible assets amounted to
40 430
m US dollar (31 December 2020:
41 527
m US dollar) of which
38 320
m US dollar was assigned an indefinite useful life (31 December 2020:
39 395
m US dollar) and
2 110
m US dollar a finite life (31 December 2020:
2 132
m US dollar).

1
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
reporting in hyperinflationary economies
.

F-
41

Million US dollar
Cash-generating unit	2021	2020
United States	22 129	22 172
Rest of North America	42	42
Mexico	2 977	3 067
Colombia	2 870	3 320
Rest of Middle Americas	3 432	3 655
Brazil	—	1
Rest of South America	724	681
Europe	452	461
South Africa	3 029	3 289
Rest of Africa	1 112	1 068
China	440	427
Rest of Asia Pacific	1 113	1 212

Total carrying amount of intangible assets with indefinite useful lives	38 320	39 395

16.	Investments in associates
A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2021			2020
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes
Balance at 1 January	1 135	3 566	391	1 132	3 239	451

Effect of movements in foreign exchange	—	(246)	(159)	—	270	(92)
Dividends received	—	(36)	(67)	—	(19)	—
Share of results of associates	7	116	35	3	76	32

Balance at 31 December	1 143	3 400	201	1 135	3 566	391

Summarized financial information of the company’s material associates is as follows:

	2021			2020
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes
Current assets	385	3 016	1 500	351	4 048	2 156
Non-current assets	624	3 923	3 157	603	3 775	4 642
Current liabilities	(693)	(1 774)	(1 259)	(591)	(1 531)	(1 639)
Non-current liabilities	(42)	(499)	(1 218)	(75)	(671)	(1 852)
Non-controlling interests	—	(543)	(1 128)	—	(687)	(1 627)

Net assets 1	274	4 124	1 053	288	4 934	1 679

Revenue	1 393	5 017	3 781	1 276	4 879	3 847
Profit (loss)	1	741	275	(20)	700	224
Other comprehensive income (loss)	—	(295)	241	—	(134)	392
Total comprehensive income (loss)	1	447	516	(20)	566	617
In 2021, associates that are not individually material contributed 90m US dollar to the results of investment in associates (2020: 45m US dollar; 2019: 10m US dollar).
Following the entry of Zimbabwe in a hyperinflation economy in 2019, the company recorded an impairment of 15m US dollar in 2020 on its investment in Delta Corporation Ltd. The impairment was recorded as an exceptional net finance cost. Refer to Note 11
Finance cost and income.
Additional information related to the significant associates is presented in Note 35
AB InBev Companies
.

1	The net assets are converted at the respective closing rates of December.

F-
42

17.	Deferred tax assets and liabilities
The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2021
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	91	(2 113)	(2 023)
Intangible assets	60	(9 796)	(9 736)
Inventories	88	(66)	22
Trade and other receivables	48	—	48
Interest-bearing loans and borrowings	905	(628)	277
Employee benefits	577	(8)	569
Provisions	511	(19)	492
Derivatives	11	(118)	(107)
Other items	407	(1 198)	(792)
Loss carry forwards	1 015	—	1 015

Gross deferred tax assets/(liabilities)	3 713	(13 947)	(10 235)

Netting by taxable entity	(1 743)	1 743	—

Net deferred tax assets/(liabilities)	1 969	(12 204)	(10 235)

	2020
Million US dollar	Assets	Liabilities	Net
Property, plant and equipment	398	(2 487)	(2 089)
Intangible assets	106	(10 007)	(9 901)
Inventories	86	(65)	22
Trade and other receivables	62	—	62
Interest-bearing loans and borrowings	858	(603)	255
Employee benefits	648	(8)	640
Provisions	525	(30)	495
Derivatives	13	(46)	(33)
Other items	312	(1 152)	(840)
Loss carry forwards	782	—	782

Gross deferred tax assets/(liabilities)	3 790	(14 398)	(10 607)

Netting by taxable entity	(1 771)	1 771	—

Net deferred tax assets/(liabilities)	2 019	(12 627)	(10 607)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2021	2020	2019
Balance at 1 January	(10 607)	(11 105)	(11 648)

Recognized in profit or loss	348	32	19
Recognized in other comprehensive income	(166)	361	109
Acquisitions through business combinations	—	(6)	(18)
Reclassified as held for sale	—	(1)	363
Other movements and effect of changes in foreign exchange rates	190	112	70

Balance at 31 December	(10 235)	(10 607)	(11 105)

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of the temporary differences on intangible assets acquired through business combinations is unlikely to revert within 12 months as they would be realized upon impairment or disposal of these intangibles which is currently not expected. The net deferred tax liabilities attributable to the US business and mainly related to purchase price accounting amount to 6.5 billion US dollar as of 31 December 2021.
As of 31 December 2021, the total amount of unrecognized tax attributes amounts to 27.9 billion US dollar compared to 27.0 billion US dollar as of 31 December 2020
1
. These unrecognized tax attributes include tax losses carry forward, capital losses, foreign and withholding tax credits, excess dividend received deduction, excess interest carry forward, amongst others. 24.9 billion US dollar of these tax attributes do not have an expiration date, 0.2 billion US dollar, 0.3 billion US dollar and 0.2 billion US dollar expire within respectively 1, 2 and 3 years, while 2.3 billion US dollar have an expiration date of more than 3 years. Deferred tax assets

1	2020 restated to include all tax attributes.

F-
43

have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

18.	Inventories

Million US dollar	31 December 2021	31 December 2020
Prepayments	115	92
Raw materials and consumables	3 072	2 499
Work in progress	451	439
Finished goods	1 537	1 256
Goods purchased for resale	224	197

Inventories	5 399	4 482

Inventories other than work in progress
Inventories stated at net realizable value	368	214
The cost of inventories recognized as an expense in 2021 amounts to 23 097m US dollar, included in cost of sales (2020:19 634m US dollar; 2019: 20 362m US dollar). Impairment losses on inventories recognized in 2021 amount to 91m US dollar (2020: 117m US dollar; 2019: 59m US dollar).

F-4
4

19.	Trade and other receivables

Million US dollar	31 December 2021	31 December 2020
Cash deposits for guarantees	168	184
Loans to customers	17	25
Tax receivable, other than income tax	116	99
Brazilian tax credits and interest receivables	960	997
Trade and other receivables	319	357

Non-current trade and other receivables	1 580	1 661

Trade receivables and accrued income	3 465	3 284
Interest receivables	18	4
Tax receivable, other than income tax	593	552
Loans to customers	99	117
Prepaid expenses	350	354
Other receivables	521	522

Current trade and other receivables	5 046	4 833

Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 31 December 2021, the total amount of such credits and interest receivables represented 960m US dollar (31 December 2020: 997m US dollar). Refer to Note 7
Other operating income/(expenses)
and Note 11
Finance cost and income
for more details.
The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current
loans to customers can be detailed as follows for 2021 and 2020 respectively:

	Net carrying amount as of 31 December 2021	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	3 465	3 223	164	62	11	5
Loans to customers	117	83	2	2	31	—
Interest receivable	18	18	—	—	—	—
Other receivables	521	513	2	1	2	3
	4 120	3 836	167	65	44	8

	Net carrying amount as of 31 December 2020	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	3 285	3 074	155	37	10	8
Loans to customers	142	86	3	2	50	—
Interest receivable	4	4	—	—	—	—
Other receivables	522	416	2	16	5	83

	3 953	3 580	161	55	66	91

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current
loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in 2021 amount to 36m US dollar (2020: 99m US dollar; 2019: 51m US dollar). The impairment loss recognized in 2020 included AB InBev’s estimate of overdue receivables the company would not be able to collect from defaulting customers as a result of the
COVID-19
pandemic.
AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 28
Risks arising from financial instruments
.

F-4
5

20.	Cash and cash equivalents and investment securities

Million US dollar	31 December 2021	31 December 2020
Short-term bank deposits	6 542	3 319
Treasury Bills	1 050	6 800
Cash and bank accounts	4 505	5 132

Cash and cash equivalents	12 097	15 252

Bank overdrafts	(53)	(5)

	12 043	15 247

The company’s investment in Treasury Bills is to facilitate liquidity and for capital preservation.
The cash outstanding as at 31 December 2021 includes restricted cash for an amount of 78m US dollar (31 December 2020: 84m US dollar). This restricted cash relates to an outstanding consideration payable to former Anheuser-Busch shareholders that have not yet claimed the proceeds from the 2008 combination (1m US dollar) and amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (77m US dollar).
Investment securities

Million US dollar	31 December 2021	31 December 2020
Investment in unquoted companies	139	115
Investment on debt securities	22	22

Non-current investments	161	137

Investment on debt securities	374	396

Current investments	374	396

As at 31 December 2021, current debt securities of 374m US dollar mainly represented investments in government bonds (31 December 2020: 396m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

21.	Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations
ASSETS CLASSIFIED AS HELD FOR SALE

Million US dollar	31 December 2021	31 December 2020
Balance at the end of previous year	74	10 013

Reclassified to assets held for sale in the period	11	210
Impairment losses	(20)	—
Disposals	(33)	(9 665)
Effect of movements in foreign exchange	(2)	(484)

Balance at the end of year	30	74

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE

Million US dollar	31 December 2021	31 December 2020
Balance at end of previous year	—	1 145

Reclassified to liabilities associated with assets held for sale	5	(46)
Disposals	(5)	(1 044)
Effect of movements in foreign exchange	—	(55)

Balance at end of the period	—	—

AUSTRALIA DISCONTINUED OPERATIONS
On 1 June 2020, AB InBev divested CUB, its Australian subsidiary, to Asahi for 16.0 billion AUD on a cash free, debt free basis. Upon the closing of the transaction, the company received 10.8 billion US dollar proceeds net of disposal costs, derecognized (8.5) billion US dollar of net assets in relation to its former Australian operations, recycled (0.4) billion US dollar of the cumulative foreign exchange differences on its former Australian operations and cashflow hedges from equity to profit or loss, resulting in a net gain on disposal of 1.9 billion US dollar recognized in discontinued operations. The results of the Australian operations were accounted for as discontinued operations and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020.

F-4
6

Assets and liabilities relating to the Australian operations disposed of on 1 June 2020 are detailed in the table below:

Million US dollar	1 June 2020
Assets
Property, plant and equipment	581
Goodwill and intangible assets	8 584
Other assets	371

Assets classified as held for sale	9 537

Liabilities
Trade and other payables	(581)
Deferred tax liabilities	(363)
Other liabilities	(101)

Liabilities associated with assets held for sale	(1 044)

Net assets disposed of	8 493
Exceptional gain on divestiture of Australia (discontinued operations)	1 919
Recycling of cash flow hedges and cumulative translation adjustments	426

Consideration received	10 838

The following table summarizes the results of the Australian operations included in the consolidated income statement and presented as discontinued operations:

For the period ended
Million US dollar	1 June 2020	31 December 2019
Revenue	477	1 394
Profit from operations	178	632
Profit from discontinued operations (including gain on divestiture)	2 055	424
Weighted average number of ordinary and restricted shares 1	1 998	1 984

Basic EPS from discontinued operations	1.03	0.21

Weighted average number of ordinary and restricted shares (diluted) 1	2 037	2 026

Diluted EPS from discontinued operations	1.01	0.21

Cash flows attributable to the operating, investing and financing activities of the Australian operations are summarized as follows:

For the period ended
Million US dollar	1 June 2020	31 December 2019 2
Cash flow from operating activities	84	640
Cash flow from investing activities (proceeds from Australia divestiture)	10 838	219
Cash flow from investing activities (other)	(13)	(77)
Cash flow from financing activities	(6)	(24)

Net increase in cash and cash equivalents	10 903	758

1
The calculation of basic EPS and diluted EPS from discontinued operations for 2020 and 2019 is based on the profit from discontinued operations (including gain on divestiture) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) as of 31 December 2020 and 2019, and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) as of 31 December 2020 and 2019, respectively.

2
The 2019 cash flow from investing activities has been restated to reflect reclassification of the cash flow hedges in relation to the Australia divestiture reported in the financing activities in 2019 and recycled to profit or loss upon the completion of the transaction.

F-4
7

22.	Changes in equity and earnings per share
STATEMENT OF CAPITAL
The tables below summarize the changes in issued capital and treasury shares during 2021:

Issued capital
Issued capital	Million shares	Million US dollar
At the end of the previous year	2 019	1 736
Changes during the period	—	—

	2 019	1 736

Of which:
Ordinary shares	1 737
Restricted shares	282

	Treasury shares		Result on the use of treasury shares
Treasury shares	Million shares	Million US dollar	Million US dollar
At the end of the previous year	47.0	(4 911)	(3 530)
Changes during the period	(8.8)	917	(836)

	38.2	(3 994)	(4 366)

As at 31 December 2021, the share capital of AB InBev amounts to 1 238 608 344.12 euro (
1 736
 million US dollar). It is represented by
2 019 241 973
shares without nominal value, of which
38 217 386
are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 282 107 042 restricted shares (31 December 2020: 325 999 817). As at 31 December 2021, the total of authorized, unissued capital amounts to 37m euro.
The treasury shares held by the company are reported in equity in Treasury shares. In 2021, 5.1 million AB InBev Treasury shares were used for the settlement of the prior and new Zenzele
B-BBEE
schemes in South Africa in May 2021 (see below).
The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.
The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one
basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 31 December 2021, from the 326 million restricted shares issued at the time of the SAB combination, 44 million restricted shares were converted into new ordinary shares.
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
scheme, which provided opportunities for black South Africans, including employees (through the SAB Zenzele Employee Trust), SAB retailers (through SAB Zenzele Holdings Limited) and the SAB Foundation, to participate as shareholders of AB InBev’s indirect subsidiary, South African Breweries Pty Ltd (SAB). The Zenzele Scheme, originally implemented by SAB in 2010 as a
10-year
scheme, was amended at the time of the combination with SAB and matured on 31 March 2020.
Obligations to the SAB Foundation and the employees as beneficiaries of the SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the
COVID-19
outbreak, the remaining settlement (22,6%) was postponed and was performed on 28 May 2021, when AB InBev and SAB implemented the new scheme as described below. Some SAB retailers received the balance of their entitlement and others reinvested a portion of their Zenzele payout into the new scheme.
In total, 10.8 million AB InBev Treasury shares with a total value of 491m US dollar were used in 2020 to settle the obligations to the participants of the Zenzele Scheme. The total value delivered to the participants of the Zenzele Scheme amounted to 8.6 billion ZAR.

F-4
8

As part of the combination with SAB in 2016, AB InBev made a commitment to the South African Government and Competition Authorities to create a new
B-BBEE
scheme upon maturity of the Zenzele Scheme. In order to create the new
B-BBEE
scheme, the following steps were undertaken:

•
The new scheme was implemented through the listing of a special purpose company, which is called SAB Zenzele Kabili Holdings Limited (Zenzele Kabili) on the segment of the Johannesburg Stock Exchange’s Main Board on which an issuer may list its
B-BBEE
shares;

•	Zenzele Kabili holds AB InBev shares;

•	Existing Zenzele participants (SAB retailers) reinvested a portion of their Zenzele payout into Zenzele Kabili and the SAB Foundation invested AB InBev shares into Zenzele Kabili;

•	A new Employee Share Plan, funded by AB InBev, subscribed for shares in Zenzele Kabili.
The settlement of the balance of the SAB retailers entitlement required 1.1 billion ZAR (0.1 billion US dollar
1
), out of which 0.7 billion ZAR (0.1 billion US dollar) were re-invested
in the new
B-BBEE
scheme by the SAB retailers. The
set-up
of the new
B-BBEE
scheme required 4.7 billion ZAR (0.3 billion US dollar), out of which 4.4 billion ZAR in AB InBev Treasury shares and 0.3 billion ZAR in AB InBev shares that were bought from the SAB retailers by the SAB Foundation.
5.1 million AB InBev Treasury shares were used for the settlement of part of the prior and the new
B-BBEE
schemes (based on the AB InBev share price and the ZAR Euro exchange rate as at 24 May 2021
2
). The new Zenzele scheme arrangement met the criteria under IFRS 2 to be classified as equity settled. The IFRS 2 charge for the period is reported in exceptional items (Refer to Note 8
Exceptional items
).
CHANGES IN OWNERSHIP INTERESTS
In accordance with IFRS 10
Consolidated Financial Statements
, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.
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
During 2021, there were no significant purchases or disposals of non-controlling
interests in subsidiaries.
ACQUISITIONS AND DISPOSALS OF OWN SHARES (REPORT ACCORDING TO ARTICLE 7:220 OF THE BELGIAN COMPANIES CODE OF COMPANIES AND ASSOCIATIONS) AND BORROWINGS OF OWN SHARES– PURCHASE OF OWN SHARES
During 2021, the company has not acquired any treasury shares in accordance with article 7:215 of the Belgian Code of Companies and Associations (former article 620 of the Belgian Companies Code) and has proceeded with the following disposals of its own shares.
Treasury shares
The company has used 5 148 866 treasury shares to settle the participants’ obligations related to part of the Zenzele and the entire Zenzele Kabili Scheme (see above for more details). The company has also used 3 626 315 treasury shares mainly for settling employee share-based payments. As a consequence, the treasury shares used during 2021 represented 6 568 491 US dollar (5 352 860 euro) of the subscribed capital. As at 31 December 2021, the group owned 38 217 386 own shares of which 37 579 393 were held directly by AB InBev. The par value of the share is 0.61 euro. The treasury shares that the company still owned at the end of 2021 represented 28 606 881 US dollar (23 312 605 euro) of the subscribed capital.
Borrowed shares
In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2021, the company had stock lending arrangements in place for up to 30 million shares, which were fully used to fulfill share-based compensation plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.

1	Converted at the closing rate as at 24 May 2021.
2	Considering the closing share price of 62.26 euro per share as at 24 May 2021 and ZAR per Euro exchange rate of 17.0064 as at 24 May 2021.

9

DIVIDENDS
On 23 February 2022, a dividend of 0.50 euro per share or 1 006m euro was proposed by the Board of Directors and will be subject to approval at the shareholders’ meeting on 27 April 2022.
On 28 April 2021, a dividend of 0.50 euro per share or 1 003m euro was approved at the shareholders’ meeting. The dividend was paid out as of 6 May 2021.
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
TRANSFERS FROM SUBSIDIARIES
The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 31 December 2021, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.
Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.
OTHER COMPREHENSIVE INCOME RESERVES
The changes in the other comprehensive income reserves are as follows:

			Post-
	Translation	Hedging	employment	Total OCI
Million US dollar	Reserves	reserves	benefits	Reserves
As per 1 January 2021	(29 234)	376	(1 983)	(30 841)

Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(4 320)	—	—	(4 320)
Cash flow hedges	—	105	—	105
Re-measurements of post-employment benefits	—	—	479	479

Other comprehensive income/(loss)	(4 320)	105	479	(3 736)

As per 31 December 2021	(33 554)	481	(1 504)	(34 577)

The increase in translation reserves is primarily related to the combined effect of the weakening of the closing rates of the Colombian pesos, the Peruvian Sol, the South African rand and the Mexican pesos, partially offset by the weakening of the closing rate of the Euro, which resulted in a foreign exchange translation adjustment of 4 320m US dollar as of 31 December 2021 (decrease of equity).

F-
50

			Post-
	Translation	Hedging	employment	Total OCI
Million US dollar	Reserves	reserves	benefits	Reserves
As per 1 January 2020	(19 936)	397	(1 740)	(21 279)

Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(9 943)	—	—	(9 943)
Cash flow hedges	—	198	—	198
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture	645	(219)	—	426
Re-measurements of post-employment benefits	—	—	(243)	(243)

Other comprehensive income/(loss)	(9 298)	(21)	(243)	(9 562)

As per 31 December 2020	(29 234)	376	(1 983)	(30 841)

			Post-
	Translation	Hedging	employment	Total OCI
Million US dollar	Reserves	reserves	benefits	Reserves
As per 1 January 2019	(21 079)	494	(1 567)	(22 152)

Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	1 143	—	—	1 143
Cash flow hedges	—	(97)	—	(97)
Re-measurements of post-employment benefits	—	—	(173)	(173)

Other comprehensive income/(loss)	1 143	(97)	(173)	873

As per 31 December 2019	(19 936)	397	(1 740)	(21 279)

EARNINGS PER SHARE
The calculation of basic earnings per share for 2021 is based on the profit attributable to equity holders of AB InBev of 4 670m US dollar (2020: 1 405m US dollar; 2019: 9 171m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2021	2020	2019
Issued ordinary and restricted shares at 1 January, net of treasury shares	1 972	1 959	1 957
Effect of stock lending	30	30	25
Effect of delivery of treasury shares	4	9	2

Weighted average number of ordinary and restricted shares at 31 December	2 007	1 998	1 984

The calculation of diluted earnings per share for 2021 is based on the profit attributable to equity holders of AB InBev of 4 670m US dollar (2020: 1 405m US dollar; 2019: 9 171m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2021	2020	2019
Weighted average number of ordinary and restricted shares at 31 December	2 007	1 998	1 984
Effect of share options, warrants and restricted stock units	38	39	42

Weighted average number of ordinary and restricted shares (diluted) at 31 December	2 045	2 037	2 026

F-
51

The calculation of earnings per share from continuing operations before exceptional items is based on the profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBevThe calculation of the Underlying EPS is based on the profit before exceptional items, discontinued operations, mark-to-market
gains/losses and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit attributable to equity holders of AB InBev to the profit from continuing operations before exceptional items and discontinued operations attributable to equity holders of AB InBev, and to the profit before exceptional items, discontinued operations, mark-to-market
gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev is presented as follows:

Million US dollar	2021	2020	2019
Profit attributable to equity holders of AB InBev	4 670	1 405	9 171
Exceptional items, before taxes (refer to Note 8)	614	3 103	323
Exceptional finance income/(cost), before taxes (refer to Note 11)	806	1 738	(882)
Exceptional taxes (refer to Note 8)	(346)	(155)	6
Exceptional non-controlling interest (refer to Note 8)	(20)	(228)	(108)
Profit from discontinued operations (refer to Note 21)	—	(2 055)	(424)
Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev	5 723	3 807	8 086
Mark-to-market (losses)/gains on certain derivatives related to the hedging of share-based payment programs (refer to Note 11)	23	1 211	(898)
Hyperinflation impacts	28	4	7

Profit before exceptional items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	5 774	5 022	7 196
The table below sets out the EPS calculation:

Million US dollar	2021	2020	2019
Profit attributable to equity holders of AB InBev	4 670	1 405	9 171
Weighted average number of ordinary and restricted shares	2 007	1 998	1 984

Basic EPS from continuing and discontinued operations	2.33	0.70	4.62

Profit/(loss) from continuing operations attributable to equity holders of AB InBev	4 670	(650)	8 748
Weighted average number of ordinary and restricted shares	2 007	1 998	1 984

Basic EPS from continuing operations	2.33	(0.33)	4.41

Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev	5 723	3 807	8 086
Weighted average number of ordinary and restricted shares	2 007	1 998	1 984

Basic EPS from continuing operations before exceptional items	2.85	1.91	4.08

Profit before exceptional items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	5 774	5 022	7 196
Weighted average number of ordinary and restricted shares	2 007	1 998	1 984

Underlying EPS	2.88	2.51	3.63

Profit attributable to equity holders of AB InBev	4 670	1 405	9 171
Weighted average number of ordinary and restricted shares (diluted)	2 045	2 037	2 026

Diluted EPS from continuing and discontinued operations	2.28	0.69	4.53

Profit/(loss) from continuing operations attributable to equity holders of AB InBev	4 670	(650)	8 748
Weighted average number of ordinary and restricted shares (diluted)	2 045	1 998	2 026

Diluted EPS from continuing operations	2.28	(0.33)	4.32

Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev	5 723	3 807	8 086
Weighted average number of ordinary and restricted shares (diluted)	2 045	2 037	2 026

Diluted EPS from continuing operations before exceptional items	2.80	1.87	3.99

Earnings per share excluding exceptional items and discontinued operations and Underlying EPS are non-IFRS measures.
The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS from continuing operations before exceptional items, 68m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2021 (31 December 2020: 76m share options; 31 December 2019: 59m share options). In accordance with the guidance provided by IAS 33
Earnings per Share
, for the 2020 calculation of Diluted EPS from continuing operations, the potential dilutive effect of share options, warrants and restricted stock units was disregarded considering the negative results in the period.

F-
52

23.	Interest-bearing loans and borrowings
This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 28
Risks arising from financial instruments.

Non-current liabilities
Million US dollar	31 December 2021	31 December 2020
Secured bank loans	75	46
Unsecured bond issues	85 433	93 523
Unsecured other loans	31	73
Lease liabilities	1 830	1 837

Non-current interest-bearing loans and borrowings	87 369	95 478

Current liabilities
Million US dollar	31 December 2021	31 December 2020
Secured bank loans	553	656
Commercial papers	—	1 522
Unsecured bank loans	106	294
Unsecured bond issues	293	202
Unsecured other loans	9	10
Lease liabilities	447	397

Current interest-bearing loans and borrowings	1 408	3 081

The current and
non-current
interest-bearing loans and borrowings amount to 88.8 billion US dollar as at 31 December 2021, compared to 98.6 billion US dollar as at 31 December 2020.
On 18 February 2021, the company entered into a new 10.1 billion US dollar Sustainable-Linked Loan Revolving Credit Facility (“SLL RCF”) with an initial five-year term, replacing the previous 9.0 billion US dollar of committed long-term credit facilities.
As at 31 December 2021, the company had no outstanding balance on commercial papers compared to 1.5 billion US dollar as at 31 December 2020. The commercial papers included programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.
In 2021, Anheuser-Busch InBev NV/SA (“ABISA”) announced that it and its wholly-owned subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW”, and together with ABISA, the “Issuers”) exercised their respective options to redeem the outstanding principal amounts for an aggregate principal amount of 6.2 billion US dollar of the following series of notes:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)
27 January 2021	ABIWW	3.750% Notes due 2024	AUD	650	650
28 January 2021	ABISA	1.500% Notes due 2025	EUR	2 147	2 147
29 June 2021	ABIWW	4.150% Notes due 2025	USD	2 500	2 500
23 July 2021	ABIFI	4.600% Notes due 2045	USD	565	565
Net debt is defined as
non-current
and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.
AB InBev’s net debt decreased to 76.2 billion US dollar as at 31 December 2021, from 82.7 billion US dollar as at 31 December 2020. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (6.2 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (2.4 billion US dollar) and foreign exchange impact on net debt (1.6 billion US dollar decrease of net debt).

F-
53

The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	31 December 2021	31 December 2020
Non-current interest-bearing loans and borrowings	87 369	95 478
Current interest-bearing loans and borrowings	1 408	3 081

Interest-bearing loans and borrowings	88 777	98 559

Bank overdrafts	53	5
Cash and cash equivalents	(12 097)	(15 252)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(175)	(173)
Debt securities (included within Investment securities)	(396)	(418)

Net debt	76 162	82 722

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

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2021	95 478	3 081

Proceeds from borrowings	148	306
Payments on borrowings	(6 735)	(2 230)
Capitalization / (payment) of lease liabilities	697	(547)
Amortized cost	64	—
Unrealized foreign exchange effects	(2 149)	(88)
Current portion of long-term debt	(875)	875
Loss on bond redemption and other movements	741	10

Balance at 31 December 2021	87 369	1 408

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2020	97 564	5 410

Proceeds from borrowings	11 226	3 596
Payments on borrowings	(13 596)	(9 520)
Capitalization / (payment) of lease liabilities	394	(484)
Amortized cost	71	17
Unrealized foreign exchange effects	2 521	241
Current portion of long-term debt	(3 744)	3 744
Loss on bond redemption and other movements	1 042	77

Balance at 31 December 2020	95 478	3 081

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2019	106 997	4 584

Proceeds from borrowings	17 939	4 645
Payments on borrowings	(22 339)	(8 253)
Capitalization / (payment) of lease liabilities	420	(441)
Amortized cost	75	13
Unrealized foreign exchange effects	(538)	(39)
Current portion of long-term debt	(4 769)	4 769
Liabilities associated with assets held for sale	(69)	(15)
Other movements	(152)	147

Balance at 31 December 2019	97 564	5 410

F-5
4

24.	Employee benefits
AB InBev sponsors various post-employment benefit plans worldwide, which include both defined contribution plans, defined benefit plans, and other post-employment benefits. In accordance with IAS 19
Employee Benefits
post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.
DEFINED CONTRIBUTION PLANS
For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2021, contributions paid into defined contribution plans for the company amounted to 147m US dollar compared to 91m US dollar for 2020 and 101m US dollar for 2019.
DEFINED BENEFIT PLANS
During 2021, the company contributed to 82 defined benefit plans, of which 61 are retirement or leaving service plans, 17 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Brazil, Canada, Colombia, Barbados, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.
The present value of funded obligations includes a 96m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. As at 31 December 2021, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.
The employee benefit net liability amounts to
2 256
m US dollar as at 31 December 2021 compared to
2 964
m US dollar as at 31 December 2020. In 2021, the fair value of the plan assets decreased by 268m US dollar and the defined benefit obligations decreased by 1 018m US dollar. The decrease in the employee benefit net liability is mainly driven by increases
in the discount rates and favorable asset returns.
The company’s net liability for post-employment and long-term employee benefit plans comprises the following as at 31 December 2021 and 2020:

Million US dollar	2021	2020
Present value of funded obligations	(6 791)	(7 703)
Fair value of plan assets	5 381	5 649

Present value of net obligations for funded plans	(1 410)	(2 054)

Present value of unfunded obligations	(687)	(793)

Present value of net obligations	(2 097)	(2 847)

Unrecognized asset	(32)	(31)

Net liability	(2 129)	(2 878)

Other long term employee benefits	(127)	(86)

Total employee benefits	(2 256)	(2 964)

Employee benefits amounts in the balance sheet:
Liabilities	(2 261)	(2 970)
Assets	5	6

Net liability	(2 256)	(2 964)

F-5
5

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2021	2020	2019
Defined benefit obligation at 1 January	(8 496)	(8 143)	(7 568)

Current service costs	(80)	(72)	(67)
Interest cost	(212)	(250)	(326)
Past service gain/(cost)	(5)	16	(9)
Settlements	176	153	109
Benefits paid	553	519	596
Contribution by plan participants	(3)	(2)	(2)
Actuarial gains/(losses) – demographic assumptions	(41)	20	61
Actuarial gains/(losses) – financial assumptions	460	(690)	(912)
Experience adjustments	16	(12)	29
Exchange differences	154	(35)	(86)
Transfers and other movements	—	—	32

Defined benefit obligation at 31 December	(7 478)	(8 496)	(8 143)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.6 billion US dollar relating to active employees, 1.7 billion US dollar relating to deferred members and 4.2 billion US dollar relating to members in retirement.
The changes in the fair value of plan assets are as follows:

Million US dollar	2021	2020	2019
Fair value of plan assets at 1 January	5 649	5 442	5 059

Interest income	137	168	218
Administration costs	(19)	(19)	(23)
Return on plan assets exceeding interest income	197	332	579
Contributions by AB InBev	241	394	294
Contributions by plan participants	3	2	2
Benefits paid net of administration costs	(553)	(519)	(596)
Assets distributed on settlements	(172)	(146)	(107)
Exchange differences	(102)	(9)	46
Transfers and other movements	—	4	(30)

Fair value of plan assets at 31 December	5 381	5 649	5 442

Actual return on plans assets amounted to a gain of 334m US dollar in 2021 compared to a gain of 500m US dollar in 2020.
The changes in the unrecognized asset are as follows:

Million US dollar	2021	2020	2019
Irrecoverable surplus impact at 1 January	(31)	(74)	(77)

Interest expense	(2)	(4)	(7)
Changes excluding amounts included in interest expense	1	47	9

Irrecoverable surplus impact at 31 December	(32)	(31)	(74)

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2021	2020	2019
Current service costs	(80)	(72)	(67)
Administration costs	(19)	(19)	(23)
Past service cost due to plan amendments, curtailments or settlements	(2)	16	66
(Losses)/gains due to experience and demographic assumption changes	1	6	1

Profit from operations	(100)	(69)	(23)

Net finance cost	(76)	(87)	(114)

Total employee benefit expense	(176)	(156)	(137)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2021	2020	2019
Cost of sales	(30)	(28)	(17)
Distribution expenses	(11)	(9)	(5)
Sales and marketing expenses	(24)	(18)	(4)
Administrative expenses	(34)	(20)	3
Other operating (expense)/income	(1)	(1)	—
Exceptional items	—	7	—
Net finance cost	(76)	(87)	(114)

	(176)	(156)	(137)

F-5
6

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the balance sheet date are as follows:

	2021
Million US dollar	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	2.8%	2.9%	8.0%	8.7%	1.9%	3.2%
Price inflation	2.5%	2.0%	3.5%	3.3%	3.6%	2.7%
Future salary increases	—	1.0%	4.5%-4.0%	6.9%-5.0%	—	3.7%
Future pension increases	—	2.0%	3.5%	3.3%	3.2%	2.7%
Medical cost trend rate	5.3%-4.5%	4.5%	—	6.9%	—	5.9%-5.7%
Life expectation for a 65-year old male	86	87	85	85	87	85
Life expectation for a 65-year old female	88	90	88	87	89	88

	2020
Million US dollar	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	2.5%	2.4%	6.3%	6.9%	1.4%	2.6%
Price inflation	2.5%	2.0%	3.5%	3.3%	3.1%	2.6%
Future salary increases	—	1.0%	4.3%	6.9%-5.0%	—	3.7%
Future pension increases	—	2.0%	3.5%	3.3%	2.9%	2.6%
Medical cost trend rate	5.5%-4.5%	4.5%	—	6.9%	—	6.0%-5.7%
Life expectation for a 65-year old male	86	87	82	85	87	85
Life expectation for a 65-year old female	87	90	85	88	89	88
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
The weighted average duration of the defined benefit obligation in 2021 is 13.7 years (2020: 13.9 years).

F-5
7

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	2021
Million US dollar	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(482)	533
Price inflation	0.5%	175	(183)
Future salary increases	0.5%	26	(25)
Medical cost trend rate	1%	30	(26)
Longevity	One year	256	(255)
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
The fair value of plan assets at 31 December consists of the following:

	2021			2020
Million US dollar	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	34%	—	34%	33%	—	33%
Corporate bonds	34%	—	34%	34%	—	34%
Equity instruments	24%	—	24%	25%	—	25%
Property	—	4%	4%	—	3%	3%
Insurance contracts and others	2%	2%	4%	3%	2%	5%

	94%	6%	100%	95%	5%	100%

AB InBev exp
e
cts to contribute approximately 192m US dollar for its funded defined benefit plans and 68m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2022.

25.	Share-based payments
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
Share-based payment transactions resulted in a total expense of 510m US dollar for 2021, of which 72m US dollar were reported in exceptional items representing the IFRS 2 cost related to the Zenzele Kabili scheme. For more details, refer to Note 22
Changes in equity and earnings per share
. Share-based payment transactions resulted in a total expense of 169m US dollar for 2020 and 340m US dollar for 2019.
During 2020, as a result of the
COVID-19
pandemic, the company reversed accrued cost for performance-related LTIs for which the conditions would not be met.
AB INBEV SHARE-BASED COMPENSATION PROGRAMS
Share-Based Compensation Plan for Executives
Under this plan, members of the Executive Committee and other senior employees receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares, referred to as bonus shares. Half of the bonus shares will be subject to a lock-up
period of three years and the other half to a
lock-up
period of 5 years. This voluntary investment of the bonus in AB InBev shares leads to a 20% discount to the market price of the shares. The company also matches such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The matching is based on the gross amount of the variable compensation invested. The discount shares and matching shares are granted in the form of restricted stock units, half of which have a three-year vesting period and the other half has a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.
During 2021, AB InBev issued 0.2m matching restricted stock units in relation to bonuses granted to company employees and management (2020: 0.2m matching restricted stock units). These matching restricted stock units represent a fair value of approximately 9m US dollar (2020: 9m US dollar).

F-5
8

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
During 2021, 0.1m restricted stock units with an estimated fair value of 4mUS dollar were granted to directors (2020: 0.1m with an estimated fair value of approximately 4m US dollar).
Annual and Exceptional LTI Plans for Executives
As from 1 July 2009, s
e
nior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.
During 2021, no LTI stock options were granted to Executives (2020: 38.1m LTI stock options were granted with an estimated fair value of 287m US dollar, out of which, 3.6m stock options were granted to members of the Executive Committee).
As from 1 December 2020, under a
sub-plan
of the company’s new base long-term Restricted Stock Units program, senior employees are eligible for an annual long-term incentive paid out in Restricted Stock Units, depending on management’s assessment of the employee’s performance and future potential. Half of the Restricted Stock Units cliff vest over a three-year period and the other half cliff vest over a five-year period. During 2021, AB InBev issued 2.8m Restricted Stock Units with an estimated fair value of 155m US dollar under this plan (2020: 1.7m with an estimated fair value of 116m US dollar under this plan). Out of these Restricted Stock Units, 0.2m restricted stock units were granted to members of the Executive Committee (2020: 0.1m restricted stocks units).
Recurring LTI Restricted Stock Units Plans for Executives
AB InBev has specific recurring long-term Restricted Stock Units incentive programs in place, including

•
A program allowing for the offer of restricted stock units to certain members of senior management in certain specific circumstances, e.g., as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. During 2021, no discretionary restricted stock units were granted. (2020: 7m discretionary restricted stock units with an estimated fair value of 307m US dollar of which 0.8m restricted stock units were granted to members of the Executive Committee).

•
A program allowing for certain employees to purchase company shares at a discount and that is aimed at providing a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager
level (“People bet share purchase program”) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2021, employees received approximately 0.1m restricted stock units under this program representing a fair value of
7
m US dollar (2020: 0.1m restricted stock units representing a fair value of 6m US dollar).

•
A series of
sub-plans
under the Company’s new base long-term Restricted Stock Units program (created in 2020) allowing for the offer of Restricted Stock Units to certain members of the company’s senior management in certain specific circumstances, e.g., as a special retention incentive or to compensate for assignments of expatriates in certain limited countries. Under this program, Restricted Stock Units can be granted under sub-plans
with specific terms and conditions and for specific purposes. The Restricted Stock Units in principle vest after five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer vesting periods for specific sub-plans
or introduce performance tests similar to those described under the program above. In 2021, 0.8m restricted stock units with an estimated fair value of
7
m US dollar were granted under this program (2020: 1.7m restricted stock units with an estimated fair value of 120m US dollar). No restricted stock units were granted to members of the Executive Committee (2020: nil).

Performance related incentive plan for ZX Ventures
In 2016, the company implemented a new performance related incentive plan which substitutes the long-term incentive stock option plan for executives of ZX Ventures. ZX Ventures is our global growth and innovation group whose mandate is to invest in, incubate and develop new products and businesses that address emerging consumer needs.
During 2021, 1m performance units were granted to senior management of ZX Ventures (2020: 1.2m performance units). The value of the performance units will depend on the return of ZX Ventures. These units vest after 5 years provided that a performance test is met. Specific forfeiture rules apply in the event that the executive leaves the company.
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
until 31 December 2023. In 2021,
no options were exchanged for ordinary blocked shares (2020: nil).

9

The Board has also approved the early release of vesting conditions of unvested stock options or restricted stock units that are vesting within 6 months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the restricted stock units must remain blocked until the end of the initial vesting period. In 2021, no restricted stock units were accelerated under this program for members of the senior management (2020: 0.1m restricted stock units).
The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2020 grants of awards described above are as follows. No stock options were granted in 2021.

Amounts in US dollar unless otherwise indicated	2020	2019
Fair value of options granted	7.54	11.79
Share price	46.35	78.46
Exercise price	46.35	78.46
Expected volatility	25%	23%
Expected dividends	3.00%	3.00%
Risk-free interest rate	-0.32%	0.43%
Expected volatility is based on historical volatility calculated over a
10-year
period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.
The total number of outstanding AB InBev options developed as follows:

Million options	2021	2020	2019
Options outstanding at 1 January	113.3	88.7	92.6
Options issued during the year	—	38.1	13.8
Options exercised during the year	(1.3)	(3.9)	(10.7)
Options forfeited during the year	(9.2)	(9.0)	(7.0)

Options outstanding at the end of December	102.7	113.3	88.7

The range of exercise prices of the outstanding options is between 10.32 euro (11.69 US dollar)
1
and 121.95 euro (138.12 US dollar) while the weighted average remaining contractual life is 6.50 years.
Out of the 102.7m outstanding options, 24.3m are vested at 31 December 2021.
The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar	2021	2020	2019
Options outstanding at 1 January	71.22	79.66	94.74
Granted during the year	—	53.41	83.33
Exercised during the year	46.30	29.92	29.27
Forfeited during the year	89.56	117.82	108.44
Outstanding at the end of December	64.77	71.22	79.66
Exercisable at the end of December	98.27	99.54	65.33
For share options exercised during 2021, the weighted average share price at the date of exercise was 53.47 euro (60.56 US dollar)¹.
The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2021	2020	2019
Restricted stock units outstanding at 1 January	19.1	9.9	6.0
Restricted stock units issued during the year	3.9	10.9	5.5
Restricted stock units vested during the year	(1.1)	(0.7)	(1.0)
Restricted stock units forfeited during the year	(1.1)	(0.9)	(0.7)

Restricted stock units outstanding at the end of December	20.9	19.1	9.9

AMBEV SHARE-BASED COMPENSATION PROGRAMS
Since 2005, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 0.1m deferred stock units with an estimated fair value of less than 1m US dollar in 2021 (2020: 0.2m deferred stock units with an estimated fair value of 1m US dollar).
Since 2018, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the 2018 Share-based compensation plan, Ambev issued 20.6m restricted stock units in 2021 with an estimated fair value of 61m US dollar (2020: 21.1m restricted stock units with an estimated fair value of 61m US dollar).
As of 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2021, Ambev did not grant any LTI stock options (2020: 22 thousand LTI stock options with an estimated fair value of less than
1
m US dollar).

1	Amounts have been converted to US dollar at the closing rate of the respective period.

F-6
0

The weighted average fair value of the options and assumptions used in applying the option pricing model for the 2020 grants of awards described above are as follows. No stock options were granted in 2021.

Amounts in US dollar unless otherwise indicated 1	2020	2019
Fair value of options granted	0.78	1.12
Share price	3.47	4.38
Exercise price	3.47	4.38
Expected volatility	22%	24%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%
Risk-free interest rate	6.80%	7.80%
The total number of outstanding Ambev options dev
e
loped as follows:

Million options	2021	2020	2019
Options outstanding at 1 January	127.3	141.8	141.3
Options issued during the year	—	—	24.6
Options exercised during the year	(5.2)	(5.7)	(7.8)
Options forfeited during the year	(8.3)	(8.8)	(16.3)

Options outstanding at the end of December	113.8	127.3	141.8

The range of exercise prices of the outstanding options is between 15.95 Brazilian real (2.86 US dollar) and 45.97 Brazilian real (8.24 US dollar) while the weighted average remaining contractual life is 6.7 years.
Of the 113.8m outstanding options 59.3m options are vested at 31 December 2021.
The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar 1	2021	2020	2019
Options outstanding at 1 January	3.81	4.60	4.17
Granted during the year	—	3.47	4.48
Exercised during the year	2.36	1.60	2.25
Forfeited during the year	4.53	4.42	5.27
Outstanding at the end of December	3.57	3.81	4.60
Exercisable at the end of December	3.79	4.56	4.74
For share options exercised during 2021, the weighted average share price at the date of exercise was 17.87 Brazilian real (3.2 US dollar).
The total number of outstanding Ambev deferred and restricted stock units developed as follows:

Million restricted stock units	2021	2020	2019
Restricted stock units outstanding at 1 January	49.6	31.7	25.0
Restricted stock units issued during the year	20.7	21.3	12.0
Restricted stock units vested during the year	(5.0)	(1.9)	(4.2)
Restricted stock units forfeited during the year	(1.5)	(1.5)	(1.1)

Restricted stock units outstanding at the end of December	63.8	49.6	31.7

Additionally, as a means of creating a long-term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential”, share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to lockup periods of five and ten years, respectively. In 2020 and 2021, Ambev did not issue any share appreciation rights.
During 2021, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 3 thousand AB InBev shares (2020: 0.1m AB InBev shares) at a discount of 16.66% provided that they stay in service for another five years. The fair value of this transaction amounts to less than 1m US dollar (2020: 1m US dollar) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.
BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM
LTI Stock Option Plans for Executives
In December 2019, Budweiser APAC set up a long-term incentive plan in which certain employees are eligible for an annual grant to be paid out in Budweiser APAC stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2021, no stock options were granted (2020: 69.7m LTI stock options with an estimated fair value of 52m US dollar).
Discretionary Restricted Stock Units Plan
In December 2019, Budweiser APAC set up a discretionary restricted stock units plan which allows for the offer of restricted stock units to certain employees in certain specific circumstances, at the discretion of the Board, e.g., as a special retention incentive. The restricted stock units vest after three to five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2021, no restricted stock units were granted under this program (2020: 29.7m restricted stock units with an estimated fair value of 84m US dollar).

1	Amounts have been converted to US dollar at the closing rate of the respective period.

F-
61

Share-Based Compensation Plan
In March 2020, Budweiser APAC set up a program allowing for certain employees to invest some or all of their variable compensation in Budweiser APAC shares (Voluntary Shares). As an additional reward, employees who invest in Voluntary Shares also receive a company shares match of three matching shares for each Voluntary Share invested up to a limited total percentage of each employee’s variable compensation. In 2021, Budweiser APAC issued 0.1m matching restricted stock units in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of less than 1m US dollar (2020: 0.2m matching restricted stock units with a fair value of approximately 1m US dollar).
New Restricted Stock Units Plan
In November 2020, Budweiser APAC set up a new restricted stock units plan which allows for the offer of restricted stock units to certain eligible employees in certain specific circumstances, at the discretion of the Board, e.g., as a long-term incentive. The vesting period of the restricted stock units is in principle five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer periods for specific grants or introduce performance tests similar to other programs in the company. During 2021, 10m restricted stock units with an estimated fair value of 26m US dollar were granted under this program to a selected number of employees (2020: 6.8m restricted stock units with an estimated fair value of 23m US dollar).
People Bet Plan
In March 2020, Budweiser APAC set up a program allowing for certain employees to purchase Budweiser APAC shares at a discount which is aimed at providing a long-term retention incentive for high-potential employees of the company, who are at a mid-manager
level (“People bet share purchase program”). The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. During 2021, no restricted stock units were granted under this program (2020: 0.6m restricted stock units with an estimated fair value of 2m US dollar were granted to a selected number of employees).

F-
62

26.	Provisions

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2021	104	489	170	763

Effect of movements in foreign exchange	(2)	(20)	(4)	(25)
Provisions made	63	132	9	203
Provisions used	(73)	(129)	(11)	(213)
Provisions reversed	(13)	(35)	(1)	(48)
Other movements	1	(18)	(58)	(75)

Balance at 31 December 2021	80	420	106	605

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2020	103	436	372	911

Effect of movements in foreign exchange	8	(40)	(24)	(56)
Provisions made	55	102	107	264
Provisions used	(54)	(80)	(91)	(225)
Provisions reversed	(7)	(24)	(1)	(32)
Other movements	(1)	95	(193)	(99)

Balance at 31 December 2020	104	489	170	763

The restructuring provisions are primarily explain
e
d by the organizational alignments - see also Note 8
Exceptional items
. Provisions for disputes mainly relate to various disputed taxes other than income taxes and to claims from former employees.
The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years
Restructuring	80	36	11	14	19

Indirect taxes	90	10	27	2	51
Labor	114	14	55	36	10
Commercial	55	16	27	9	3
Environmental	5	5	—	—	—
Excise duties	16	—	11	5	—
Other disputes	140	39	70	13	18

Disputes	420	82	190	65	83

Other provisions	106	49	35	21	0

Total provisions	605	168	235	100	102

AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union and a similar scheme in South Korea. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the
CO
2
emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation.

F-
63

27.	Trade and other payables

Million US dollar	31 December 2021	31 December 2020
Indirect taxes payable	194	252
Trade payables	51	98
Deferred consideration on acquisitions	662	1 082
Other payables	100	90

Non-current trade and other payables	1 008	1 522

Trade payables and accrued expenses	17 810	15 898
Payroll and social security payables	1 716	800
Indirect taxes payable	2 457	2 629
Interest payable	1 501	1 625
Consigned packaging	1 050	1 010
Dividends payable	355	427
Deferred income	51	27
Deferred consideration on acquisitions	191	301
Other payables	302	249

Current trade and other payables	25 434	22 965

As at 31 December 2021, deferred consideration on acquisitions is mainly comprised of 0.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ, which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”) (31 December 2020: 0.7 billion US dollar). The terms of the shareholders’ agreement were amended as described in Note 28
Risk arising from financial instruments
.

F-6
4

28.	Risks arising from financial instruments
FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Set out below is an overvi
e
w of financial assets
1
and liabilities held by the company as at the dates indicated:

	31 December 2021				31 December 2020
		At fair				At fair
		value	At fair			value	At fair
	At	through	value		At	through	value
	amortized	profit or	through		amortized	profit or	through
Million US dollar	cost	loss	OCI	Total	cost	loss	OCI	Total
Trade and other receivables	4 607	—	—	4 607	4 493	—	—	4 493
Unquoted debt (debt instruments)	22	—	—	22	22	—	—	22
Quoted debt (debt instruments)	—	374	—	374	—	396	—	396
Unquoted companies (equity instruments)	—	—	139	139	—	—	115	115
Derivatives not designated in hedge accounting relationships:
Equity swaps	—	—	—	—	—	27	—	27
Interest rate swaps	—	20	—	20	—	45	—	45
Cross currency interest rate swaps	—	52	—	52	—	7	—	7
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	—	—	238	238	—	—	480	480
Foreign currency futures	—	—	—	—	—	—	36	36
Interest rate swaps	—	—	17	17	—	—	35	35
Cross currency interest rate swaps	—	—	60	60	—	—	100	100
Commodities	—	—	282	282	—	—	235	235

Financial assets	4 629	446	736	5 811	4 515	475	1 001	5 991

Non-current	526	73	115	714	588	79	174	841
Current	4 103	373	621	5 097	3 927	396	827	5 150
Trade and other payables	22 074	—	—	22 074	20 807	—	—	20 807
Interest-bearing loans and borrowings:
Secured bank loans	628	—	—	628	702	—	—	702
Unsecured bank loans	106	—	—	106	294	—	—	294
Unsecured bond issues	85 726	—	—	85 726	93 725	—	—	93 725
Unsecured other loans	40	—	—	40	83	—	—	83
Commercial paper	—	—	—	—	1 522	—	—	1 522
Bank overdrafts	53	—	—	53	5	—	—	5
Lease liabilities	2 277	—	—	2 277	2 234	—	—	2 234
Derivatives not designated in hedge accounting relationships:
Equity swaps	—	5 412	—	5 412	—	5 353	—	5 353
Cross currency interest rate swaps	—	172	—	172	—	446	—	446
Foreign exchange forward contracts	—	26	—	26	—	321	—	321
Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	—	—	103	103	—	—	370	370
Foreign currency futures	—	—	37	37	—	—	5	5
Cross currency interest rate swaps	—	—	98	98	—	—	264	264
Commodities	—	—	35	35	—	—	26	26
Equity swaps	—	—	—	—	—	—	21	21
Interest rate swaps	—	—	3	3	—	—	—	—

Financial liabilities	110 904	5 610	276	116 790	119 372	6 120	686	126 178

Non-current	88 182	100	—	88 282	96 748	1 758	—	98 506
Current	22 722	5 510	276	28 508	22 624	4 362	686	27 672

1	Cash and short-term deposits are not included in this overview.

F-6
5

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
The table below provides an overview of the notional amounts of derivatives outstanding as at the dates indicated by maturity bucket.

	31 December 2021					31 December 2020
	< 1	1-2	2-3	3-5	> 5	< 1	1-2	2-3	3-5	> 5
Million US dollar	year	years	years	years	years	year	years	years	years	years
Foreign currency
Forward exchange contracts	12 599	29	—	—	—	18 505	290	—	—	—
Foreign currency futures	1 617	—	—	—	—	2 218	—	—	—	—
Interest rate
Interest rate swaps	1 500	1 000	—	—	—	—	1 500	1 000	—	—
Cross currency interest rate swaps	4 614	1 400	1 173	1 573	1 453	513	5 658	1 400	1 866	789
Other interest rate derivatives	—	—	—	—	—	—	—	—	—	—
Commodities
Aluminum swaps	1 241	—	—	—	—	1 184	—	—	—	—
Other commodity derivatives	1 034	—	—	—	—	644		—	—	—
Equity
Equity derivatives	11 469	—	—	—	—	10 234	2 326	—	—	—
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

F-6
6

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

	31 December 2021			31 December 2020
	Total	Total	Open	Total	Total	Open
Million US dollar	exposure	hedges	position	exposure	hedges	position
Euro/Canadian dollar	(6)	6	—	(9)	9	—
Euro/Mexican peso	(112)	111	(1)	(106)	102	(4)
Euro/Pound sterling	(124)	112	(12)	(203)	130	(73)
Euro/South African rand	(79)	75	(4)	(95)	65	(30)
Euro/South Korean won	(39)	36	(3)	(40)	38	(2)
Euro/US dollar	(123)	100	(23)	(354)	284	(70)
Mexican peso/Euro	(254)	231	(23)	(249)	146	(103)
Pound sterling/Euro	(14)	22	8	(35)	36	1
US dollar/Argentinian peso	(661)	674	13	(602)	543	(59)
US dollar/Bolivian boliviano	(80)	75	(5)	(64)	56	(8)
US dollar/Brazilian real	(1 846)	1 618	(228)	(1 573)	1 577	4
US dollar/Canadian dollar	(304)	253	(51)	(302)	194	(108)
US dollar/Chilean peso	(171)	162	(9)	(151)	129	(22)
US dollar/Chinese yuan	(123)	116	(7)	(171)	201	30
US dollar/Colombian peso	(476)	434	(42)	(359)	352	(7)
US dollar/Euro	(103)	96	(7)	(98)	96	(2)
US dollar/Mexican peso	(1 236)	1 168	(68)	(1 032)	995	(37)
US dollar/Paraguayan guarani	(153)	139	(14)	(132)	125	(7)
US dollar/Peruvian nuevo sol	(292)	278	(14)	(225)	168	(57)
US dollar/South African rand	(196)	148	(48)	(130)	116	(14)
US dollar/South Korean won	(114)	79	(35)	(71)	70	(1)
US dollar/Uruguayan peso	(42)	42	—	(40)	39	(1)
Others	(323)	207	(116)	(260)	131	(129)
Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below.
Hedges of firm commitm
e
nts and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.
Foreign exchange risk on foreign currency denominated debt
It is AB InBev’s policy to have the debt in the subsidiaries as much as possible linked to the functional currency of the subsidiary. To the extent this is not the case, foreign exchange risk is managed using derivatives unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration the holistic risk management approach.
A description of the foreign currency risk hedging of debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the
Interest Rate Risk
section below.

F-6
7

Currency sensitivity analysis
Currency transactional risk
Most of AB InBev’s
non-derivative
financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Brazilian real, Mexican Peso, Canadian dollar and South African rand against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2021
	Closing rate	Possible	Volatility
	31 December 2021	closing rate 1	of rates in %
Euro/Mexican peso	23.31	21.04 - 25.59	9.75%
Euro/Pound sterling	0.84	0.80 - 0.88	5.15%
Euro/South Korean won	1 345.90	1 273.31 - 1 418.48	5.39%
Euro/US dollar	1.13	1.07 - 1.20	5.58%
Pound sterling/US dollar	1.35	1.26 - 1.43	6.36%
US dollar/Argentinian peso	102.75	99.72 - 105.78	2.95%
US dollar/Brazilian real	5.58	4.68 - 6.48	16.07%
US dollar/Canadian dollar	1.27	1.19 - 1.35	6.54%
US dollar/Chinese yuan	6.35	6.06 - 6.64	4.55%
US dollar/Colombian peso	3 977.14	3 568.65 - 4 385.62	10.27%
US dollar/Euro	0.88	0.83 - 0.93	5.58%
US dollar/Mexican peso	20.58	18.38 - 22.79	10.71%
US dollar/Nigerian naira	424.89	379.56 - 470.22	10.67%
US dollar/Peruvian nuevo sol	3.98	3.60 - 4.35	9.53%
US dollar/South African rand	15.95	13.74 - 18.15	13.82%
US dollar/South Korean won	1 188.32	1 092.29 - 1 284.36	8.08%
US dollar/Tanzanian shilling	2 305.28	2 236.69 - 2 373.88	2.98%
US dollar/Zambian kwacha	16.67	13.41 - 19.93	19.58%

	2020
	Closing rate	Possible	Volatility
	31 December 2020	closing rate 2	of rates in %
Euro/Mexican peso	24.48	19.38 - 29.58	20.83%
Euro/Pound sterling	0.90	0.82 - 0.98	9.09%
Euro/South Korean won	1 335.11	1 218.41 - 1 451.81	8.74%
Euro/US dollar	1.23	1.13 - 1.32	7.75%
Pound sterling/US dollar	1.36	1.22 - 1.51	10.79%
US dollar/Argentinian peso	84.14	74.55 - 93.73	11.40%
US dollar/Brazilian real	5.20	4.13 - 6.26	20.51%
US dollar/Canadian dollar	1.27	1.17 - 1.38	8.25%
US dollar/Chinese yuan	6.54	6.25 - 6.82	4.34%
US dollar/Colombian peso	3 438.52	2 908.55 - 3 968.50	15.41%
US dollar/Euro	0.81	0.75 - 0.88	7.75%
US dollar/Mexican peso	19.95	16.19 - 23.71	18.83%
US dollar/Nigerian naira	397.72	345.23 - 450.21	13.20%
US dollar/Peruvian nuevo sol	3.62	3.37 - 3.87	6.95%
US dollar/South African rand	14.69	12.19 - 17.18	16.99%
US dollar/South Korean won	1 088.02	1 000.21 - 1 175.84	8.07%
US dollar/Tanzanian shilling	2 321.74	2 205.30 - 2 438.18	5.02%
US dollar/Zambian kwacha	21.16	18.44 - 23.89	12.89%
In case the open positions in Brazilian real, Mexican Peso, Canadian dollar and South African rand as of 31 December 2021 remain unchanged, considering the volatility mentioned above and all other variables held constant, these currencies could lead to an increase/decrease on the consolidated profit before tax from continuing operations of approximately 54m US dollar over the next 12 months (31 December 2020: 30m US dollar considering the open positions in Mexican peso, Canadian dollar, Argentinean peso and Pound sterling; 31 December 2019: 22m US dollar).
Additionally, the AB InBev sensitivity analysis
1
to the foreign exchange rates on its total derivatives positions as of 31 December 2021, shows a positive/negative pre-tax
impact on equity reserves of 604m US dollar (31 December 2020: 850m US dollar; 31 December 2019: 548m US dollar).

1	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2021.
2	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2020.

F-6
8

Foreign exchange risk on net investments in foreign operations
AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative
financial instruments as hedging instruments.
As of 31 December 2021, designated derivative and
non-derivative
financial instruments in net investment hedges amount to 11 921m US dollar equivalent (31 December 2020: 9 691m US dollar) in Holding companies and approximately 589m US dollar equivalent at Ambev level (31 December 2020: 671m US dollar). These instruments hedge foreign operations with Canadian dollar, Chinese yuan, Dominican peso, euro, Mexican peso, pound sterling, South African rand, South Korean won, Nigerian Naira and US dollar functional currencies.
Net foreign exchange results
Foreign exchange results recognized on unhedged and hedged exposures are as follows:

Million US dollar	2021	2020	2019
Economic hedges	717	(181)	6
Other results - not hedged	(801)	195	(186)

	(84)	14	(180)

INTEREST RATE RISK
The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.
Fair value hedges
US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)
The company manages and reduc
e
s the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.0 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in fair value hedge accounting relationships.
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
US dollar bank loan hedges (foreign currency risk on borrowings against the Nigerian naira)
The company has a floating rate loan denominated in US dollar for a total of 268m in Nigeria. This loan is held by an entity with functional currency in Nigerian Naira. In order to hedge against fluctuations in foreign exchange rates, the company entered into foreign exchange futures which have been designated in cash flow hedge relationship.
Economic Hedges
Marketable debt security hedges (interest rate risk on Brazilian real)
During 2021, 2020 and 2019, Ambev invested in highly liquid Brazilian real denominated government debt securities.

9

Interest rate sensitivity analysis
The table below reflects the effective interest rates of interest-bearing financial liabilities at balance sheet date as well as the currency in which the debt is denominated.

31 December 2021	Before hedging		After hedging
Interest-bearing financial liabilities	Effective		Effective
Million US dollar	interest rate	Amount	interest rate	Amount
Floating rate
Australian dollar	1.03%	218	—	—
Canadian dollar	—	—	1.21%	2 043
Euro	—	1 113	—	1 113
Pound sterling	—	—	1.05%	1 002
South Korean won	—	—	1.67%	502
US dollar	1.67%	463	—	—
Other	7.22%	516	5.99%	1 504

		2 310		6 164

Fixed rate
Australian dollar	4.12%	324	—	—
Brazilian real	7.21%	420	7.21%	420
Canadian dollar	4.11%	626	4.29%	3 158
Euro	2.27%	21 654	2.11%	27 553
Pound sterling	4.35%	3 611	4.43%	2 937
South Korean won	3.85%	32	0.87%	1 695
US dollar	4.93%	59 399	5.41%	46 288
Other	11.42%	454	8.80%	615

		86 520		82 666

31 December 2020	Before hedging		After hedging
Interest-bearing financial liabilities	Effective		Effective
Million US dollar	interest rate	Amount	interest rate	Amount
Floating rate
Australian dollar	0.99%	231	—	—
Brazilian real	3.90%	164	3.90%	164
Canadian dollar	—	—	1.23%	1 895
Euro	0.15%	2 690	0.15%	2 690
Pound sterling	—	—	1.10%	937
US dollar	1.05%	617	1.13%	201
Other	7.30%	260	7.90%	573

		3 962		6 461

Fixed rate
Australian dollar	3.91%	846	—	—
Brazilian real	8.58%	578	8.58%	578
Canadian dollar	4.12%	613	4.29%	2 646
Euro	2.12%	26 092	2.15%	35 515
Pound sterling	4.30%	3 655	4.36%	2 973
South Korean won	—	—	1.30%	1 997
US dollar	4.91%	62 340	5.30%	47 892
Other	11.96%	479	11.72%	502

		94 602		92 103

As at 31 December 2021, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 53m US dollar (31 December 2020: 5m US dollar).

F-
70

As disclosed in the above table, 6 164m US dollar or 6.9% of the company’s interest-bearing financial liabilities bears interest at a variable rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2021
	Interest rate	Possible	Volatility
	31 December 2021 1	interest rate 2	of rates in %
Brazilian real	8.88%	7.85% - 9.91%	11.58%
Euro	—	—	10.64%
US dollar	0.21%	0.11% - 0.31%	48.10%

	2020
	Interest rate	Possible	Volatility
	31 December 2020 1	interest rate 2	of rates in %
Brazilian real	2.09%	1.74% - 2.44%	16.77%
Euro	—	—	16.83%
US dollar	0.24%	0.10% - 0.38%	58.30%
When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2021, with all other variables held constant, 2021 interest expense would have been 8m US dollar higher/lower (31 December 2020: 3m US dollar; 31 December 2019: 16m US dollar). This effect would be more than offset by 44m US dollar higher/lower interest income on AB InBev’s interest-bearing
financial assets (31 December 2020: 58m US dollar; 31 December 2019: 22m US dollar).
Interest expense
Interest expense recognized on unhedged and hedged financial liabilities are as follows:

Million US dollar	2021	2020	2019
Financial liabilities measured at amortized cost – not hedged	(3 836)	(4 154)	(4 264)
Fair value hedges	(6)	(1)	(46)
Cash flow hedges	17	19	15
Net investment hedges - hedging instruments (interest component)	—	2	2
Economic hedges	141	118	124

	(3 684)	(4 016)	(4 168)

COMMODITY PRICE RISK
The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to the price volatility. The most significant commodity exposures as at 31 December 2021 and 31 December 2020 are included in the table below (expressed in outstanding notional amounts):

Million US dollar	31 December 2021	31 December 2020
Aluminum swaps	1 241	1 184
Exchange traded sugar futures	85	74
Natural gas and energy derivatives	350	202
Corn swaps	292	160
Exchange traded wheat futures	129	83
Rice swaps	85	76
Plastic derivatives	93	50

	2 274	1 828

Commodity price sensitivity analysis
The impact of changes in the commodity prices would not have had a material impact on AB InBev’s profit in 2021 as most of the company’s exposure is hedged using derivative contracts and designated in hedge accounting in accordance with IFRS 9 rules.

1	Applicable 3-month InterBank Offered Rates as of 3 1 December 2021 and as of 31 December 2020.
2
Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 3
1
 December 2021 and at December 2020. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M). The sensitive analysis does not include any spread applicable to the company’s funding.

F-7
1

The tables below show the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures as at 31 December 2021 and 31 December 2020, would have on the equity reserves.

	2021
		Pre-tax impact on equity
Million US dollar	Volatility of prices in % 1	Prices increase	Prices decrease
Aluminum	23.09%	287	(287)
Sugar	26.39%	22	(22)
Energy	25.88%	91	(91)
Corn	23.26%	68	(68)
Wheat	29.24%	38	(38)
Rice	15.96%	14	(14)
Plastic	28.68%	27	(27)

	2020
		Pre-tax impact on equity
Million US dollar	Volatility of prices in % 2	Prices increase	Prices decrease
Aluminum	14.96%	177	(177)
Sugar	31.48%	23	(23)
Energy	47.08%	95	(95)
Corn	32.84%	52	(52)
Wheat	25.30%	21	(21)
Rice	46.17%	35	(35)
Plastic	26.74%	13	(13)
EQUITY PRICE RISK
AB InB
e
v enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 26
Share-based Payments.
AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combination (see also Note 11
Finance cost and income
). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.
As at 31 December 2021, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total loss of (48)m US dollar recognized in the profit or loss account for the period, of which (23)m US dollar related to the company’s share-based payment programs, (13)m US dollar and (12)m US dollar related to the Modelo and SAB transactions respectively. As at 31 December 2021 liabilities for equity swap derivatives amounted to 5.4 billion US dollar (31 December 2020: 5.4 billion US dollar).
Equity price sensitivity analysis
The sensitivity analysis on the equity swap derivatives, calculated based on a 26.51% (2020: 53.87%; 2019: 25.20%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 1 604m US dollar positive/negative impact on the 2021 profit before tax (31 December 2020: 3 787m US dollar; 31 December 2019: 2 066m US dollar).
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
The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 31 December 2021 to be limited.
The impairment loss recognized in 2020 included AB InBev’s estimate of overdue receivables the company would not be able to collect from defaulting customers as a result of the
COVID-19
pandemic.

1	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2021.
2	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2020.

F-
72

Exposure to credit risk
The carrying am
o
unt of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	31 December 2021			31 December 2020
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Investment in unquoted companies	145	(6)	139	121	(6)	115
Investment in debt securities	396	—	396	418	—	418
Trade receivables	3 796	(331)	3 465	3 593	(308)	3 285
Cash deposits for guarantees	168	—	168	184	—	184
Loans to customers	117	—	117	142	—	142
Other receivables	1 272	(65)	1 207	1 299	(62)	1 237
Derivatives	669	—	669	965	—	965
Cash and cash equivalents	12 097	—	12 097	15 252	—	15 252

	18 660	(402)	18 258	21 974	(376)	21 598

There was no significant concentration of credit risks with any single counterparty as of 31 December 2021 and no single customer represented more than 10% of the total revenue of the group in 2021.
Impairment losses
The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2021
Million US dollar	Trade receivables	FVOCI	Other receivables	Total
Balance at 1 January	(308)	(6)	(62)	(376)

Impairment losses	(34)	—	(3)	(37)
Derecognition	29	—	1	30
Currency translation and other	(18)	—	(1)	(19)

Balance at 31 December	(331)	(6)	(65)	(402)

	2020
Million US dollar	Trade receivables	FVOCI	Other receivables	Total
Balance at 1 January	(173)	(6)	(103)	(283)

Impairment losses	(93)	—	(6)	(99)
Derecognition	7	—	42	49
Currency translation and other	(50)	—	4	(46)

Balance at 31 December	(308)	(6)	(62)	(376)

	2019
Million US dollar	Trade receivables	FVOCI	Other receivables	Total
Balance at 1 January	(160)	(6)	(106)	(273)

Impairment losses	(51)	—	(30)	(81)
Derecognition	26	—	31	57
Currency translation and other	12	—	2	14

Balance at 31 December	(173)	(6)	(103)	(283)

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

F-
73

The following are the nominal contractual maturities of
non-derivative
financial liabilities including interest payments and derivative liabilities:

	31 December 2021
		Contractual	Less				More
	Carrying	cash	than				than
Million US dollar	amount 1	flows	1 year	1-2 years	2-3 years	3-5 years	5 years
Non-derivative financial liabilities
Secured bank loans	(628)	(636)	(551)	(53)	(5)	(9)	(18)
Unsecured bank loans	(106)	(106)	(106)	—	—	—	—
Unsecured bond issues	(85 726)	(152 064)	(3 479)	(3 596)	(6 192)	(13 800)	(124 997)
Unsecured other loans	(40)	(84)	(11)	(48)	(5)	(4)	(16)
Lease liabilities	(2 277)	(2 429)	(497)	(470)	(337)	(450)	(675)
Bank overdraft	(53)	(53)	(53)	—	—	—	—
Trade and other payables	(26 442)	(26 643)	(25 424)	(314)	(507)	(96)	(302)

	(115 272)	(182 015)	(30 121)	(4 481)	(7 046)	(14 359)	(126 008)

Derivative financial liabilities
Foreign exchange derivatives	(166)	(166)	(166)	—	—	—	—
Cross currency interest rate swaps	(273)	(293)	(147)	(35)	(32)	(56)	(23)
Commodity derivatives	(34)	(34)	(34)	—	—	—	—
Equity derivatives	(5 412)	(5 420)	(5 420)	—	—	—	—

	(5 885)	(5 913)	(5 767)	(35)	(32)	(56)	(23)

Of which: related to cash flow hedges	(203)	(203)	(170)	—	—	(29)	(4)

	31 December 2020
		Contractual	Less				More
	Carrying	cash	than				than
Million US dollar	amount 1	flows	1 year	1-2 years	2-3 years	3-5 years	5 years
Non-derivative financial liabilities
Secured bank loans	(702)	(735)	(675)	(14)	(12)	(10)	(24)
Commercial papers	(1 522)	(1 522)	(1 522)	—	—	—	—
Unsecured bank loans	(294)	(299)	(299)	—	—	—	—
Unsecured bond issues	(93 725)	(165 812)	(3 582)	(4 057)	(3 823)	(16 557)	(137 793)
Unsecured other loans	(83)	(115)	(13)	(8)	(6)	(57)	(31)
Lease liabilities	(2 234)	(2 455)	(460)	(425)	(315)	(424)	(831)
Bank overdraft	(5)	(5)	(5)	—	—	—	—
Trade and other payables	(24 496)	(24 688)	(22 906)	(1 103)	(135)	(197)	(347)

	(123 061)	(195 631)	(29 462)	(5 607)	(4 291)	(17 245)	(139 026)

Derivative financial liabilities
Foreign exchange derivatives	(696)	(696)	(696)	—	—	—	—
Cross currency interest rate swaps	(709)	(852)	(8)	(575)	(98)	(132)	(39)
Commodity derivatives	(26)	(26)	(26)	—	—	—	—
Equity derivatives	(5 373)	(5 372)	(4 455)	(917)	—	—	—

	(6 803)	(6 946)	(5 184)	(1 492)	(98)	(132)	(39)

Of which: related to cash flow hedges	(418)	(418)	(353)	—	—	(65)	—

1	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

F-7
4

CAPITAL MANAGEMENT
AB InBev continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute strategic projects. AB InBev’s c
a
pital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital r
e
quirements. Management uses the same debt/equity classifications as applied in the company’s IFRS reporting to analyze the capital structure.
FAIR VALUE
The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
	31 December	31 December	31 December	31 December	31 December	31 December
Million US dollar	2021	2020	2021	2020	2021	2020
Foreign currency
Forward exchange contracts	238	480	(129)	(691)	109	(211)
Foreign currency futures	—	36	(37)	(5)	(37)	31
Interest rate
Interest rate swaps	38	80	—	—	38	80
Cross currency interest rate swaps	111	107	(273)	(709)	(162)	(602)
Commodities
Aluminum swaps	178	170	(20)	(10)	158	160
Sugar futures	13	10	—	—	13	10
Energy	29	9	(2)	(7)	27	2
Other commodity derivatives	62	46	(13)	(8)	50	37
Equity
Equity derivatives	—	27	(5 412)	(5 373)	(5 412)	(5 346)

	669	965	(5 886)	(6 804)	(5 216)	(5 839)

Of which:
Non-current	48	138	(100)	(1 759)	(52)	(1 621)
Current	621	827	(5 786)	(5 046)	(5 164)	(4 218)
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

Interest-bearing financial liabilities	31 December 2021		31 December 2020
Million US dollar	Carrying amount 1	Fair value	Carrying amount 1	Fair value
Fixed rate
Australian dollar	(324)	(366)	(846)	(964)
Brazilian real	(420)	(419)	(578)	(578)
Canadian dollar	(626)	(605)	(613)	(633)
Euro	(21 654)	(23 801)	(26 092)	(29 809)
Pound sterling	(3 611)	(3 913)	(3 655)	(4 301)
US dollar	(59 399)	(75 261)	(62 340)	(81 771)
Other	(486)	(471)	(479)	(480)

	(86 520)	(104 836)	(94 602)	(118 536)

1	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

F-7
5

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 31 December 2021	Quoted (unadjusted)	Observable market	Unobservable market
Million US dollar	prices - level 1	inputs - level 2	inputs - level 3
Financial Assets
Held for trading (non-derivatives)	—	9	—
Derivatives at fair value through profit and loss	—	155	—
Derivatives in a cash flow hedge relationship	58	352	—
Derivatives in a fair value hedge relationship	—	17	—
Derivatives in a net investment hedge relationship	—	87	—

	58	620	—

Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	832
Derivatives at fair value through profit and loss	—	5 611	—
Derivatives in a cash flow hedge relationship	52	141	—
Derivatives in a net investment hedge relationship	—	82	—

	52	5 834	832

Fair value hierarchy 31 December 2020	Quoted (unadjusted)	Observable market	Unobservable market
Million US dollar	prices - level 1	inputs - level 2	inputs - level 3
Financial Assets
Held for trading (non-derivatives)	—	11	—
Derivatives at fair value through profit and loss	—	457	—
Derivatives in a cash flow hedge relationship	29	343	—
Derivatives in a fair value hedge relationship	—	80	—
Derivatives in a net investment hedge relationship	—	57	—

	29	948	—

Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 251
Derivatives at fair value through profit and loss	—	6 119	—
Derivatives in a cash flow hedge relationship	46	353	—
Derivatives in a net investment hedge relationship	—	287	—

	46	6 759	1 251

Non-derivative
financial liabilities
As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. ELJ currently holds 15% of CND and the put option is exercisable in 2022, 2023, 2024 and 2026. As at 31 December 2021, the put option on the remaining shares held by ELJ was valued at 589m US dollar (31 December 2020: 671m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.
HEDGING RESERVES
The company’s hedging reserves disclosed in Note 22 relate to the following instruments:

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves
As per 1 January 2021	20	274	84	376

Change in fair value of hedging instrument recognized in OCI	766	123	—	888
Reclassified to profit or loss / cost of inventory	(107)	(703)	27	(783)

As per 31 December 2021	679	(306)	111	481

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves
As per 1 January 2020	174	117	107	397

Change in fair value of hedging instrument recognized in OCI	353	31	—	384
Reclassified to profit or loss / cost of inventory	(507)	126	(23)	(404)

As per 31 December 2020	20	274	84	376

F-7
6

OFFSETTING FINANCIAL ASSETS AND LIABILITIES
The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	31 December 2021
Million US dollar	Gross amount	Net amount recognized in the statement of financial position 1	Other offsetting agreements 2	Total net amount
Derivative assets	670	670	(651)	19
Derivative liabilities	(5 886)	(5 886)	651	(5 235)

	31 December 2020
Million US dollar	Gross amount	Net amount recognized in the statement of financial position 1	Other offsetting agreements 2	Total net amount
Derivative assets	965	965	(954)	11
Derivative liabilities	(6 804)	(6 804)	954	(5 851)

29.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	31 December 2021	31 December 2020
Collateral given for own liabilities	310	391
Contractual commitments to purchase property, plant and equipment	449	528
Contractual commitments to acquire loans to associates/customers	142	150
Other commitments	1 943	1 953
The collateral given for own liabilities of 310m US dollar as at 31 December 2021 contains 168m US dollar cash guarantees (31 December 2020: 391m US dollar collateral given for own liabilities contained 184m US dollar of cash guarantees). Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37
Provisions, Contingent Liabilities and Contingent Assets
– see also Note 26
Provisions
. In th
e
 company’s balance sheet, the cash guarantees are presented as part of other receivables – see Note 19
Trade and other receivables
. The remaining part of collateral given for own liabilities of 142m US dollar as at 31 December 2021 (31 December 2020: 207m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.
AB InBev has entered into commitments to purchase property, plant and equipment for 449m US dollar at 31 December 2021 (31 December 2020: 528m US dollar).
In a limited number of countries AB InBev has committed itself to acquire loans to associates/customers from banks at their notional amount if the associates/customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 142m US dollar at 31 December 2021 (31 December 2020: 150m US dollar).
Other commitments amount to
1 943
m US dollar at 31 December 2021 and mainly cover guarantees given to pension funds, rental and other guarantees (31 December 2020:
1 953
m US dollar).
In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 30 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2021, 30 million loaned securities were used to fulfil stock option plan commitments.
As at 31 December 2021, the M&A related commitments existed as discussed below.
Cervecería Nacional Dominicana S.A. (“CND”)
As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional

1	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules.
2	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules.

F-7
7

shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85%. As of 31 December 2021, the put option for the remaining shares held by ELJ was valued 0.6 billion US dollar (31 December 2020: 0.7 billion US dollar). The corresponding liability is presented as a non-current
liability and recognized as a deferred consideration on acquisitions at fair value in “level 3” category. See also note 28
Risks arising from financial instruments
.

30.	Contingencies
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
AMBEV TAX MATTERS
As of 31 December 2021 and 31 December 2020, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2021	31 December 2020
Income tax and social contribution	9 723	10 372
Value-added and excise taxes	4 285	4 483
Other taxes	663	727

	14 671	15 582

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
The
updated assessed
amount related to this uncertain tax position as of 31 December 2021 is approximately 7.5 billion Brazilian real (1.3 billion US dollar) and Ambev has not recorded any provisions in connection therewith as it considers the chance of loss to be possible. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of 54 million Brazilian real (10 million US dollar).
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
The
updated assessed
amount related to this uncertain tax position as of 31 December 2021 is approximately 10.4 billion Brazilian real (1.9 billion US dollar)
and
Ambev has not recorded any provisions for this matter
 as it considers the chances of loss to be possible
. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.
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
In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the first level administrative court rendered unfavorable decisions to Ambev. As a result thereof,

F-7
8

Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court and filed Special Appeals to the Upper Administrative Court. The Special Appeals filed in both tax assessments are awaiting judgment by the Upper Administrative Court.
The
updated assessed
amount related to this uncertain tax position as of 31 December 2021 is approximately 2.3 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
Goodwill CND Holdings
In November 2017, Ambev received a tax assessment related to the goodwill
a
mortiz
ation

in calendar years 2012
to 2016

resulting
from the merger of CND Holdings into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. The Special Appeal filed by Ambev was partially admitted and is awaiting judgment.
The
updated assessed
amount related to this uncertain tax position as of 31 December 2021 is approximately 0.9 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible
.
Disallowance of financial expenses
In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible
expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first level administrative court regarding the 2016 case
, which is subject to mandatory review by the Lower Administrative Court
. In June 2021, Ambev received a partially favorable decision for the 2020 case at the first level administrative court and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court. The 2015 case is still pending decision by the first level administrative court.
The
updated assessed
amount related to this uncertain tax position as of 31 December 2021 is approximately 5.0 billion Brazilian real (0.9 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
Disallowance of tax paid abroad
Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.
In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016. In these cases, Ambev filed Special Appeals to the Upper Administrative Court which are pending judgment. With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. In 2021, Ambev received unfavorable decisions from the first level administrative court in two of these assessments with respect to both the 2015 and 2016 isolated fine cases, and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. There is a third tax assessment charging such isolated fine that awaits judgment by the first level administrative court.
The other cases are still awaiting final decisions at both administrative and judicial courts.
The updated assessed amount as of 31 December 2021 is approximately 11.3 billion Brazilian real (2.0 billion US dollar).
Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
This uncertain tax position continued to be applied by the Company impacting calendar years following those assessed (2018-2021). In a scenario Ambev is questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be similar to the already assessed periods.
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
The
updated assessed

amount related to this uncertain tax position as of 31 December 2021 is approximately 0.5 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter as it considers the chance of loss to be possible.
Deductibility of IOC expenses
In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and the impact on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative Court and filed an Appeal to the Lower Administrative Court, which awaits judgement. The favorable portion of the decision if subject to mandatory review by the Lower Administrative Court.
In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such new tax assessment was filed by Ambev in January 2021. In June 2021, Ambev received a partially favorable decision and filed an appeal to the Lower Administrative Court, which also awaits judgment. Similar to the first tax assessment, the favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

9

The
updated assessed

amount as of 31 December 2021 is approximately
10.5
 billion Brazilian real (
1.9
 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
The uncertain tax position continued to be adopted by Ambev as it also distributed IOC in the years following the assessed period (2017-2021) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2016, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.
Disallowance on Income Tax deduction
In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first level administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision and awaits judgment by the Lower Administrative Court. The updated assessed amount as of 31 December 2021 is approximately
2.1 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
This uncertain tax position continued to be applied by the Company impacting calendar years following those assessed (2019-2021) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.
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
Ambev and its subsidiaries have also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.
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
Ambev management estimates the possible loss related to these assessments to be approximately 4.9 billion Brazilian real (0.9 billion US dollar) as of 31 December 2021. Ambev has not recorded any provision in connection therewith.
IPI Suspension
In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In 2020, Ambev received a final partial favorable decision at the administrative level in one of the cases. The cases which are being challenged at the judicial level are still at an initial stage.
Ambev management estimates the possible loss related to these assessments to be approximately 1.6 billion Brazilian real (0.3 billion US dollar) as of 31 December 2021. Ambev has not recorded any provision in connection therewith.
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
Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.4 billion US dollar) as of 31 December 2021. Ambev has not recorded any provision in connection therewith.
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

F-
80

Ambev management estimates the total possible loss related to this issue to be approximately 8.4 billion Brazilian real (1.5 billion US dollar) as of 31 December 2021. Ambev has not
recorded
an
y

provisions for
 this matter as
it
 considers the chance of loss to be

possible.
SOCIAL CONTRIBUTIONS
Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus prod
u
cts granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019 and 2020, Ambev received final favorable decisions at the administrative level in some of these cases and favorable decisions in other cases that are still subject to review. At the judicial level, one case is pending decision by the second level judicial court after the first level judicial court rendered an unfavorable decision to Ambev.
Ambev management estimates the possible loss related to these assessments to be approximately 1.8 billion Brazilian real (0.3 billion US dollar) as of 31 December 2021. No related provision has been made.
AB INBEV’S AUSTRALIAN BUSINESS TAX MATTERS
SAB Australia Pty Limited (“SAB Australia”), a former subsidiary of AB InBev, received a tax assessment for the 2012 to 2014 income tax years for 0.4 billion Australian dollar (0.3 billion US dollar)
related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”). AB InBev is disputing the 2012 to 2014 assessment and remains confident of the positions it has adopted. The company paid 47 million US dollar related to the tax assessment pending conclusion of the matter and recorded a provision of 0.1 billion US dollar in connection therewith as of 31 December 2021.
The Australia disposal was concluded on 1 June 2020 with
pre-transaction
income tax liabilities being subject to an indemnity by AB InBev.
The Australian tax authorities have also notified SAB Australia that it has commenced an audit of the 2015 to 2020 income tax years. The focus of the audit is the tax treatment of the funding arrangements associated with the Foster’s acquisition.
OTHER TAX MATTERS
In February 2015, the European Commission opened an
in-depth
state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party.
On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding
opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case has been referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal.
Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case.
In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments.
In January 2019, AB InBev deposited 68m euro (77m US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68m euro (77m US dollar) in 2020.
WARRANTS
Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are

F-
81

materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 1.0 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend these cases. All six lawsuits were ruled favorably to Ambev by the Superior Court of Justice (“STJ”). Three cases were dismissed by the STJ’s Special Court and will no longer be remitted to the STJ’s lower court for a new judgment. Although the motions for clarification that were filed against the STJ’s Special Court decision were dismissed, new appeals have been filed in three of these cases with the Brazilian Supreme Court (“STF”), which will decide if the appeals meet the constitutional requirements for admissibility, particularly the requirement for a constitutional issue of general repercussion. In parallel, in one of these cases (Previ/Funcef), the plaintiffs have instituted a claim requesting suspension of the effects of the decision that dismissed the motion for clarification until the appeal is decided. The claim is pending, but has no practical effect on the case. In addition, the Reporting Justice of this case (Previ/Funcef) has suspended the appeal to STF and ordered for the case to be remitted to STF’s Conciliation and Mediation Center, although Ambev has previously informed the court that it has no interest in any settlement discussion with the plaintiffs. The fourth case was ruled favorably to Ambev by the STJ’s Special Court and the judgment became final. The fifth case was remitted to the STJ’s lower court for a new judgment and the sixth case was ruled favorably to Ambev and the decision became final. Considering all of these facts, Ambev and its external counsels strongly believe that the chance of loss in these cases is remote.

F-
82

31.	Non-controlling interests
As at 31 December 2021 and 2020, material
non-controlling
interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 61.79% ownership, and Budweiser APAC, an Asia Pacific listed subsidiary in which AB InBev has 87.22% ownership. The tables below provide summarized information derived f
r
om the consolidated financial statements of Ambev and Budweiser APAC as of 31 December 2021 and 2020, in accordance with IFRS.
Summarized financial information of Ambev and Budweiser APAC, in which the company has material non-controlling
interests, is as follows:

	Ambev		Budweiser APAC
Million US dollar	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Summarized balance sheet information
Current assets	6 922	6 801	3 161	2 332
Non-current assets	17 915	17 291	13 464	13 857
Current liabilities	6 965	6 442	4 691	4 637
Non-current liabilities	2 817	3 188	851	809
Equity attributable to equity holders	14 809	14 204	11 013	10 685
Non-controlling interests	246	257	70	58

	Ambev			Budweiser APAC
Million US dollar	2021	2020	2019 1	2021	2020	2019 2
Summarized income statement and other comprehensive income information
Revenue	13 570	11 373	13 196	6 788	5 588	6 546
Net income	2 444	2 286	3 093	981	537	908

Attributable to:
Equity holders	2 360	2 217	2 989	950	514	898
Non-controlling interests	84	69	104	31	23	10

Net income	2 444	2 286	3 093	981	537	908
Other comprehensive income	629	1 467	(193)	(289)	635	(229)
Total comprehensive income	3 074	3 753	2 900	692	1 172	679

Attributable to:
Equity holders	2 970	3 647	2 801	660	1 147	665
Non-controlling interests	104	106	99	32	25	14

Summarized cash flow information
Cash flow from operating activities	4 266	3 673	4 664	1 903	1 301	1 379
Cash flow from investing activities	(1 441)	(1 325)	(1 228)	(731)	(572)	(743)
Cash flow from financing activities	(2 988)	(1 676)	(3 117)	(464)	(432)	(1 349)

Net increase/(decrease) in cash and cash equivalents	(163)	673	319	708	297	(713)

Dividends paid by Ambev

and its subsidiaries
to
non-controlling
interests (i.e., to entities outside the AB InBev Group) amounted to 0.8 billion US dollar and 0.7 billion US dollar for 2021 and 2020, respectively. In 2021, Budweiser APAC and its subsidiaries paid a final dividend related to the financial year 2020 to non-controlling
interests amounting to 67m US dollar (2020: 59m US dollar).
On 31 December 2020, the company completed the issuance of a 49.9% minority stake in its
US-based
metal container operations to Apollo Global Management, Inc. (“Apollo”) for net proceeds of 3.0 billion USD. AB InBev retained operational control of its
US-based
metal container operations. The transaction was reported in the equity statement.
Other
non-controlling
interests not deemed individually material by the company mainly related to the company’s operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda and Zambia), as well as non-controlling
interests recognized in respect of the company’s subsidiaries in Colombia, Ecuador and Peru.

1
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

2
In 2020, Budweiser APAC reclassified the “Proceeds from cash pooling loans from AB InBev” from investing to financing activities in the summarized cash flow information. The presentation of the comparative amount has been restated to conform to the current year presentation.

F-
83

32.	Related parties
TRANSACTIONS WITH DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS (KEY MANAGEMENT PERSONNEL)
AB InBev’s Executive Committee members’ compensation consists of short-term employee benefits (primarily salaries) and post-employment benefits from pension plans of their respective country – see also Note 24
Employee Benefits
. Key management personnel are also eligible for the company’s share option; restricted stock and/or share swap program (see Note 25
Share-based Payments
). Total directors and Executive Committee compensation included in the income statement can be detailed as follows:

	2021		2020		2019
Million US dollar	Directors	Executive Committee 1	Directors	Executive Committee	Directors	Executive Committee
Short-term employee benefits	2	24	2	4	2	9
Termination benefits	—	—	—	2	—	1
Share-based payment	—	33	—	7	—	25

	2	57	2	13	2	35

Directors’ compensation consists mainly of directors’ fees.
During 2021, AB InBev entered into the following transactions:

•
The acquisition, through Grupo Modelo and its subsidiaries, of information technology and infrastructure services for a consideration of approximately 1m US dollar from a company in which one of the company’s Board Member had significant influence as of 31 December 2021 (2020: 1m US dollar; 2019: 2m US dollar).

•
The lease of commercial premises from and the sale of malt-based beverages and beer to companies in which one of the company’s Board Member had a significant influence as of 31 December 2021. The transactions happened mainly through AB InBev’s subsidiary Bavaria S.A. for an aggregated consideration of approximately 19m US dollar (2020: 13m US dollar; 2019: 11m US dollar). The outstanding balance of these transactions as of 31 December 2021 amounts to 3m US dollar (31 December 2020: 3m US dollar).

JOINTLY CONTROLLED ENTITIES
Significant interests in joint ventures include three entities in Brazil, one in Mexico and one in Canada. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2021	2020	2019
Non-current assets	8	8	10
Current assets	2	2	3
Non-current liabilities	9	9	11
Current liabilities	2	12	10
Result from operations	(3)	3	3

Profit attributable to equity holders of AB InBev	(2)	3	3

TRANSACTIONS WITH ASSOCIATES
Significant interests in associates are shown in note 16
Investments in associates
. AB InBev’s transactions with associates were as follows:

Million US dollar	2021	2020	2019
Gross profit	58	(118)	(78)
Current assets	57	55	38
Current liabilities	99	115	119
TRANSACTIONS WITH PENSION PLANS
AB InBev’s transactions with pension plans mainly comprise (12)m US dollar other expense to pension plans in the US in 2021 (2020: (12)m US dollar; 2019: (12)m US dollar).

1	The 2021 Executive Committee members’ compensation includes the cost reported for AB InBev’s former CEO up to 30 June 2021 and the costs for the newly appointed CEO for the full year 2021.

F-8
4

33.	Suppl e mental guarantor financial information
European public debt
Certain debt securities issued outside the United States in reliance on Regulation S by Anheuser-Busch InBev SA/NV (“ABISA”) under its Euro Medium-Term Note Programme are guaranteed by Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch InBev Finance Inc. (“ABIFI”), Anheuser-Busch Companies, LLC (“ABC”), Brandbrew S.A. (“Brandbrew”), Brandbev S.à r.l. (“Brandbev”) and Cobrew NV (“Cobrew”) (collectively, the “Subsidiary Guarantors”). ABISA owns, directly or indirectly, 100% of each of the Subsidiary Guarantors. The information presented below has been presented to satisfy the disclosure
requirements of the United Kingdom
Financial Conduct
Authority.
Summarized Financial Information
The first five columns in the table below present summarized financial information for (i) ABISA, (ii) ABIWW, (iii) ABIFI and (iv) ABC, and (v) Brandbrew, Brandbev and Cobrew. Investments in consolidated subsidiaries are presented under the equity method of accounting.
The final column presents financial information for ABISA and the Subsidiary Guarantors on a combined basis after elimination of intercompany transactions and balances among them and excluding investments in and equity in the earnings of both non Guarantor Subsidiaries and Guarantor Subsidiaries.

Income Statement Data For the year ended 31 December 2021	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Million US dollar
Revenue - external	472	—	—	14 104	—	—	14 576

Revenue from non-guarantor subsidiaries	122	—	—	222	—	—	344

Revenue from guarantor subsidiaries	—	—	—	54	—	(54)	—

Cost of sales - external	(275)	—	—	(5 462)	—	—	(5 737)
Cost of sales to non-guarantor subsidiaries	(157)	—	—	(687)	—	—	(844)
Cost of sales to guarantor subsidiaries	(15)	—	—	(34)	—	49	—

Gross profit	147	—	—	8 197	—	(5)	8 339

Selling, general and administrative expenses - external	(589)	—	—	(3 974)	6	—	(4 557)
Selling, general and administrative expenses (non-guarantor subsidiaries)	(17)	—	—	(248)	12	—	(253)
Selling, general and administrative expenses (guarantor subsidiaries)	158	1 313	—	(1 491)	15	5	—
Other operating income/(expenses)¹ - external	2	—	—	(191)	—	—	(189)
Other operating income/(expenses)¹ (non-guarantor subsidiaries)	37	—	—	114	—	—	151
Other operating income/(expenses)¹ (guarantor subsidiaries)	42	(5)	—	(37)	—	—	—

Profit /(loss) from operations	(220)	1 308	—	2 370	33	—	3 491

Net finance income/(cost) - external	(1 016)	(2 088)	(346)	(1 484)	109	—	(4 825)
Net finance income/(cost) (non-guarantor subsidiaries)	149	2 025	60	713	817	—	3 764
Net finance income/(cost) (guarantor subsidiaries)	139	(1 314)	350	1 276	(451)	—	—
Share of result of associates and joint ventures	—	—	—	2	—	—	2
Income tax expense	(13)	(56)	(12)	(296)	—	—	(377)

Profit /(loss) from continuing operations	(961)	(125)	52	2 581	508	—	2 055

Income from non-guarantor subsidiaries	4 717	(58)	—	201	361	(5 221)	—
Income from guarantor subsidiaries	914	2 977	—	—	—	(3 891)	—
Profit from discontinued operations	—	—	—	—	—	—	—

Profit of the year	4 670	2 794	52	2 782	869	(9 112)	2 055

1	Other operating income/(expense) include exceptional items.

F-8
5

Income Statement Data For the year ended 31 December 2020	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Million US dollar
Revenue - external	373	—	—	13 587	—	—	13 960

Revenue from non-guarantor subsidiaries	117	—	—	183	—	—	300

Revenue from guarantor subsidiaries	—	—	—	36	—	(36)	—

Cost of sales - external	(216)	—	—	(5 138)	—	—	(5 354)
Cost of sales to non-guarantor subsidiaries	(130)	—	—	(583)	—	—	(713)
Cost of sales to guarantor subsidiaries	(11)	—	—	(25)	—	36	—

Gross profit	133	—	—	8 061	—	—	8 194

Selling, general and administrative expenses - external	(401)	—	—	(3 670)	(17)	—	(4 088)
Selling, general and administrative expenses (non-guarantor subsidiaries)	110	1	—	(164)	3	—	(50)
Selling, general and administrative expenses (guarantor subsidiaries)	414	1 274	(1)	(1 688)	1	—	—
Other operating income/(expenses )¹ - external	(159)	—	—	(196)	62	—	(293)
Other operating income/(expenses)¹ (non-guarantor subsidiaries)	(15)	—	—	187	—	—	172
Other operating income/(expenses)¹ (guarantor subsidiaries)	46	(4)	—	(42)	—	—	—

Profit /(loss) from operations	128	1 271	(1)	2 488	49	—	3 935

Net finance income/(cost) - external	(1 026)	(2 136)	(904)	180	(2 244)	—	(6 130)
Net finance income/(cost) (non-guarantor subsidiaries)	385	60	7	1 229	1 478	—	3 159
Net finance income/(cost) (guarantor subsidiaries)	(787)	525	516	(366)	112	—	—
Share of result of associates and joint ventures	—	—	—	(5)	—	—	(5)
Income tax expense	(26)	498	(17)	(554)	(3)	—	(102)

Profit /(loss) from continuing operations	(1 326)	218	(399)	2 972	(607)	—	859

Income from non-guarantor subsidiaries	2 650	(121)	—	112	719	(3 360)	—
Income from guarantor subsidiaries	81	2 969	—	—	—	(3 050)	—
Profit from discontinued operations	—	—	—	—	368	—	368

Profit of the year	1 405	3 065	(399)	3 085	480	(6 410)	1 227

1	Other operating income/(expense) include exceptional items.

F-8
6

Bal a nce Sheet Data As at 31 December 2021	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Million US dollar
Due from non-guarantor subsidiaries	13 141	15 102	1 200	32 092	16 496	—	78 031
Due from guarantor subsidiaries	—	—	6 076	1 233	—	(7 309)	—

Due from subsidiaries	13 141	15 102	7 276	33 325	16 496	(7 309)	78 031

Property, plant and equipment	62	—	—	4 343	—	—	4 405
Goodwill and intangible assets	1 364	—	—	55 283	97	—	56 744
Investments in subsidiaries	112 722	79 596	—	35 862	15 017	(243 197)	—
Derivatives	—	—	—	—	48	—	48
Other non-current assets	—	207	—	30	—	—	237

Other non-current assets	114 148	79 803	—	95 518	15 162	(243 197)	61 434

Total non-current assets	127 289	94 905	7 276	128 843	31 658	(250 506)	139 465

Due from non-guarantor subsidiaries	646	—	71	3 007	3 436	—	7 160
Due from guarantor subsidiaries	655	5 934	731	81	3 402	(10 803)	—

Due from subsidiaries	1 301	5 934	802	3 088	6 838	(10 803)	7 160

Inventories	—	—	—	961	—	—	961
Derivatives	—	—	—	132	293	—	425
Trade and other receivables	201	—	—	546	9	—	756
Cash and cash equivalents	1 127	7	7	367	8 156	—	9 664
Other current assets	9	—	—	57	2	—	68

Other current assets	1 337	7	7	2 063	8 460	—	11 874

Total current assets	2 638	5 941	809	5 151	15 298	(10 803)	19 034

Total equity	68 669	57 635	678	71 348	23 849	(243 197)	(21 018)

Due to non-guarantor subsidiaries	17 517	7 325	—	20 768	3 350	—	48 960
Due to guarantor subsidiaries	6 076	1 233	—	—	—	(7 309)	—

Due to subsidiaries	23 593	8 558	—	20 768	3 350	(7 309)	48 960

Interest-bearing loans and borrowings	25 483	33 064	7 268	19 905	—	—	85 720
Employee benefits	3	—	—	803	—	—	806
Deferred tax liabilities	—	—	1	6 520	60	—	6 581
Derivatives	—	—	—	—	100	—	100
Other non-current liabilities	—	—	—	110	—	—	110

Other non-current liabilities	25 486	33 064	7 269	27 338	160	—	93 317

Total non-current liabilities	49 079	41 622	7 269	48 106	3 510	(7 309)	142 277

Due to non-guarantor subsidiaries	244	732	—	4 771	9 190	—	14 937
Due to guarantor subsidiaries	4 658	24	—	5 875	246	(10 803)	—

Due to subsidiaries	4 902	756	—	10 646	9 436	(10 803)	14 937

Interest-bearing loans and borrowings	1	218	—	19	—	—	238
Derivatives	2	—	—	12	5 666	—	5 680
Bank overdrafts	6 292	—	2	—	4 474	—	10 768
Trade and other payables	905	543	131	3 863	21	—	5 463
Other current liabilities	77	72	5	—	—	—	154

Other current liabilities	7 277	833	138	3 894	10 161	—	22 303

Total current liabilities	12 179	1 589	138	14 540	19 597	(10 803)	37 240

F-8
7

Balance Sheet Data As at 31 December 2020	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Million US dollar
Due from non-guarantor subsidiaries	6 858	11 682	1 200	14 463	9 217	—	43 420
Due from guarantor subsidiaries	—	—	6 609	—	—	(6 609)	—

Due from subsidiaries	6 858	11 682	7 809	14 463	9 217	(6 609)	43 420

Property, plant and equipment	61	—	—	4 306	—	—	4 367
Goodwill and intangible assets	1 246	—	—	55 397	97	—	56 740
Investments in subsidiaries	121 737	75 095	—	42 150	17 408	(256 390)	—
Derivatives	—	—	—	—	117	—	117
Other non-current assets	—	191	—	56	132	—	379

Other non-current assets	123 044	75 286	—	101 909	17 754	(256 390)	61 602

Total non-current assets	129 902	86 968	7 809	116 372	26 971	(262 999)	105 022

Due from non-guarantor subsidiaries	5 831	2 386	37	4 116	10 511	—	22 881
Due from guarantor subsidiaries	481	5 317	3 411	—	7 420	(16 629)	—

Due from subsidiaries	6 312	7 703	3 448	4 116	17 931	(16 629)	22 881

Inventories	—	—	—	751	—	—	751
Derivatives	—	—	—	76	556	—	632
Trade and other receivables	149	—	—	630	1	—	780
Cash and cash equivalents	6 887	3	—	187	13 601	—	20 678
Other current assets	9	471	—	3	—	—	483

Other current assets	7 045	474	—	1 647	14 158	—	23 323

Total current assets	13 357	8 177	3 488	5 763	32 089	(16 629)	46 204

Total equity	68 024	49 373	627	75 634	24 470	(256 390)	(38 262)

Due to non-guarantor subsidiaries	18 979	7 798	—	5 351	4 236	—	36 364
Due to guarantor subsidiaries	6 609	—	—	—	—	(6 609)	—

Due to subsidiaries	25 588	7 798	—	5 351	4 236	(6 609)	36 364

Interest-bearing loans and borrowings	29 987	36 280	7 826	19 891	—	—	93 984
Employee benefits	4	—	—	1 066	—	—	1 070
Deferred tax liabilities	—	—	—	6 692	—	—	6 692
Derivatives	—	—	—	—	1 759	—	1 759
Other non-current liabilities	30	—	—	341	—	—	370

Other non-current liabilities	30 021	36 280	7 826	27 989	1 759	—	103 874

Total non-current liabilities	55 609	44 078	7 826	33 340	5 995	(6 609)	140 238

Due to non-guarantor subsidiaries	73	536	1	4 090	11 263	—	15 963
Due to guarantor subsidiaries	7 878	32	—	4 917	3 802	(16 629)	—

Due to subsidiaries	7 951	568	1	9 007	15 065	(16 629)	15 963

Interest-bearing loans and borrowings	1 485	37	182	11	—	—	1 715
Derivatives	—	—	—	12	4 924	—	4 936
Bank overdrafts	9 274	494	2 466	47	8 594	—	20 875
Trade and other payables	833	595	142	3 739	12	—	5 321
Other current liabilities	83	—	13	345	—	—	441

Other current liabilities	11 675	1 126	2 803	4 154	13 530	—	33 290

Total current liabilities	19 626	1 694	2 804	13 161	28 595	(16 629)	49 253

34.	Events after the balance sheet date
On 10 January 2022, Anheuser-Busch InBev SA/NV (AB InBev) announced that its wholly-owned subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI”) will exercise its respective option to redeem the outstanding principal amounts for an aggregate principal amount of 3.1 billion US dollar of the following series of notes:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued redeemed	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)
9 February 2022	ABIFI	3.650% Notes due 2026	USD	1 633	1 633
1 March 2022	ABIFI	4.915% Notes due 2046	USD	1 470	1 470
On 11 March 2022, the company announced that it is forfeiting all financial benefits from the operations of AB InBev Efes, an associate which does business in Russia and Ukraine, in which the company holds a 50% non-controlling stake and which the company does not consolidate. As of 31 December 2021, the 50% stake in AB InBev Efes had a book value of 1.1 billion US dollar, and the 24% stake in Anadolu Efes (which indirectly holds a 50% stake in AB InBev Efes), had a book value of 201m
US dollar. See also Note 16
Investments in associates
. The ongoing conflict between Russia and Ukraine is viewed as a triggering event for impairment testing in 2022, in accordance with IAS 36
Impairment of Assets
, and consequently the company will conduct an impairment test. As of the date of these financial statements, the company expects to record a non-cash impairment with the first quarter results of 2022 but is currently not able to quantify such impairment. Factors impacting its size include amongst others, the estimation of the scope, duration and effects of the conflict in the region and its impact on the associates’ operations, currency devaluations and increases in weighted average cost of capital.

F-8
8

35.	AB InBev companies
Listed below are th
e
 most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1,
B-3000
Leuven, Belgium.
LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

% of economic interest
as at
Name and registered office of fully consolidated companies	31 December 2021
ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA Y G - Charcas 5160 - C1425BOF - Buenos Aires	61.64%

BELGIUM
AB-INBEV N.V - Grand Place 1 - 1000 - Brussel	Consolidating
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye, 1 - 5500 - Dinant	98.54%
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00%
COBREW N.V - Brouwerijplein 1 - 3000 - Leuven	100.00%
INBEV BELGIUM BV/SRL - Boulevard Industriel 21 - 1070 - Brussel	100.00%

BOTSWANA
KGALAGADI BREWERIES (PTY) LIMITED - Plot 20768, Kudu Road, Broadhurst Industrial Estate - Gaborone 1	31.06%

BOLIVIA
CERVECERÍA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Calle Chuquisaca No. 121, Zona Challapampa - La Paz	52.73%

BRAZIL
AMBEV S.A. - Rua Dr. Renato Paes de Barros, 1017 - 3° floor - Itaim Bibi - CEP 04530-001 - Sao Paulo	61.79%

CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.79%

CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600, Quilicura - 8700000 - Santiago de Chile	61.79%

CHINA
ANHEUSER-BUSCH INBEV (CHINA) SALES CO. LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	87.22%
ANHEUSER-BUSCH INBEV (WUHAN) BREWERY CO. LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	84.66%
ANHEUSER-BUSCH INBEV (FOSHAN) BREWERY CO. LTD. - 1 Budweiser Avenue, Southwest St., Sanshui District - 528132 - Foshan City, Guangdong	87.22%
ANHEUSER-BUSCH INBEV HARBIN BREWERY CO. LTD. - 9 Hapi Road, Pingfang district - 150066 - Harbin City, Heilongijang Province	87.22%
ANHEUSER-BUSCH INBEV (TANGSHAN) BREWERY CO. LTD. - 18, Yingbin Road - 063300 - Tangshan City, Hebei Province	87.22%
ANHEUSER-BUSCH INBEV SEDRIN BREWERY CO. LTD. - No.1 West Xuejin Avenue,Hanjiang District - 351111 - Putian City, Fujian Province	87.22%
ANHEUSER-BUSCH INBEV SEDRIN (ZHANGZHOU) BREWERY CO. LTD. - Lantian Economic District - 363005 - Zhangzhou City, Fujian Province	87.22%
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO. LTD. - 159 Qi Xia East Road, Chengguan Town, Tiantai County - 317200 - Taizhou City, Zhejiang Province	87.22%
ANHEUSER-BUSCH INBEV SEDRIN (NANCHANG) BREWERY CO. LTD. - 1188 Jinsha Avenue, Economic District - Nanchang City, Jiangxi Province	87.22%
SIPING GINSBER DRAFT BEER CO. LTD. - Xianmaquan, Tiedong Area - Siping City, Jilin Province	87.22%
ANHEUSER-BUSCH INBEV (NANTONG) BREWERY CO. LTD. - 666 Zhaoxia Road - Nantong City, Jiangsu Province	87.22%
ANHEUSER-BUSCH INBEV (SICHUAN) BREWERY CO. LTD. - No. 1, AB InBev Avenue, Cheng Nan Industry Park, Economic Development Area - 641300 - Ziyang City, Sichuan Province	87.22%
ANHEUSER-BUSCH INBEV (HENAN) BREWERY CO. LTD. - No. 1 Budweiser Avenue, Industry Park, Tangzhuang Town - 453100 - Weihui City, Henan Province	87.22%

1	The group’s shares entitle the holder to twice the voting rights.

9

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2021
INBEV JINLONGQUAN (HUBEI) BREWERY CO. LTD. - 89 Jin Long Quan Avenue - Jingmen City, Hubei Province	52.33%
ANHEUSER-BUSCH INBEV (SUQIAN) BREWERY CO. LTD. - No 1 Qujiang Road, Suyu Industry Park - Suqian City, Jiangsu Province	87.22%
ANHEUSER-BUSCH INBEV SEDRIN BREWERY CO. LTD. - No.1 West Xuejin Avenue,Hanjiang District - 351111 - Putian City, Fujian Province	87.22%
ANHEUSER-BUSCH INBEV(WENZHOU) BREWERY CO. LTD. - No. 5108 Management Office, MingZhu Road, Binghai District, Development Zone - 325025 - Wenzhou City, Zhejiang Province	87.22%
BLUE GIRL BEER (GUANGZHOU) COMPANY LIMITED - Units 2101,21/F, Tower A, China International Centre, 33 Zhongshan San Road - 510000 - Guangzhou City	56.69%

COLOMBIA
ZX VENTURES COLOMBIA S.A.S. - Carrera 53 A, No 127 - 35 - 110221 - Bogota	100.00%
BAVARIA & CIA S.A.S. - Carrera 53 A, No 127 - 35 - 110221 - Bogota	99.16%
KOPPS COMERCIAL S.A.S. - Carrera 53 A, No 127 - 35 - 110221 - Bogota	100.00%
CERVECERIA DEL VALLE - Calle 15, No. 25 A37 Autopista, Cali-Yumbo - 760507 - Yumbo	100.00%
CERVECERIA UNION - Cra 50 A #38-39, Itagui - 55412 - Itaguí	99.14%

CZECH REPUBLIC
PIVOVAR SAMSON A.S. - Lidická 458 - 370 01 - České Budějovice	100.00%
ANHEUSER-BUSCH INBEV CZECH S.R.O. - Vyskočilova 1422/1A - 140 00 - Praha 4-Michle	100.00%

DOMINICAN REPUBLIC
CERVECERIA NACIONAL DOMINICANA S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 1086 - Santo Domingo 1	52.52%

ECUADOR
CERVECERÍA NACIONAL (CN) S.A. - Via a daule km 16,5 y calle cobre s/n - Guayaquil, Guayas	95.58%

EL SALVADOR
INDUSTRIAS LA CONSTANCIA S.A. DE C.V. - Avenida Independencia, No 526 - San Salvador	100.00%

FRANCE
AB INBEV FRANCE S.A.S. - Immeuble Crystal, 38, Place Vauban - C.P. 59110 - La Madeleine	100.00%

GERMANY
BRAUEREI BECK GMBH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100.00%
BRAUEREI DIEBELS GMBH & CO. KG - Brauerei-Diebels-Straße 1 - 47661 - Issum	100.00%
HAAKE-BECK AG - Am Deich 18/19 - 28199 - Bremen	99.96%
HASSERÖDER BRAUEREI GMBH. - Auerhahnring 1 - 38855 - Wernigerode	100.00%
ANHEUSER-BUSCH INBEV GERMANY HOLDING GMBH. - Am Deich 18/19 - 28199 - Bremen	100.00%
SPATEN-FRANZISKANER-BRÄU GMBH. - Marsstrasse 46 + 48 - 80335 - München	100.00%
ANHEUSER-BUSCH INBEV DEUTSCHLAND GMBH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100.00%
LÖWENBRÄU AG - Nymphenburger Str. 7 - 80335 - München	100.00%

GHANA
ACCRA BREWERY PLC - Farra Avenue 20 1st Floor, Pkf Building - P.O. Box GP1219 - Accra	59.89%

GRAND DUCHY OF LUXEMBOURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - Rue de la Brasserie, 1 - L-9214 - Diekirch	95.82%

HONDURAS
CERVECERÍA HONDUREÑA S.A. DE C.V. - Blvd. Del Norte, Carretera Salida a Puerto Cortes - San Pedro Sula	99.60%

HONG KONG
BUDWEISER BREWING COMPANY APAC LIMITED - Suites 3012-16, Tower Two, Times Square, 1 Matheson Street, Causeway Bay - Hong Kong	87.22%

1	85% owned by Ambev S.A.

F-
90

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2021
INDIA
CROWN BEERS INDIA LIMITED. - 510/511, Minerva House, Sarojini Devi Road - 500003 - Secunderabad, Telangana	87.22%
ANHEUSER BUSCH INBEV INDIA LIMITED. - Unit No.301-302, Dynasty Business Park, 3rd Floor Andheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra	87.05%

ITALY
ANHEUSER-BUSH INBEV ITALIA S.P.A. - Via Fratelli Castiglioni, 8 - 20214 - Milano	100.00%

MEXICO
CERVECERIA MODELO DE MEXICO S. DE R.L. DE C.V. - Cerrada de Palomas 22, Piso 6, Reforma Social - C.P. 11650 - Mexico City, CD MX	100.00%
COMPANIA CERVECERA DE ZACATECAS S. DE R.L. DE C.V. - Blvd. Antonino Fernandez Rodriguez n° 100 - C.P. 98500 - Calera de Victor Rosales, Zacatecas	100.00%

MOZAMBIQUE
CERVEJAS DE MOÇAMBIQUE SA - Rua do Jardim 1329 - Maputo	51.47%

THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00%
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00%
AB INBEV AFRICA B.V. - Ceresstraat 1 - 4811 CA - Breda	62.00%

NIGERIA
INTERNATIONAL BREWERIES PLC - 22/36 Glover Road, Lagos, Ikoyi, Nigeria - Lagos 1	43.00%

PANAMA
CERVECERÍA NACIONAL S DE RL - Ave. Ricardo J. Alfaro, Corregimiento de Betania, Distrito de Panamá, - Panama City	61.79%

PARAGUAY
CERVECERÍA PARAGUAYA S.A. - Ruta Villeta km 30 N 3045 - 2660 - Ypané	53.98%

PERU
COMPANIA CERVECERA AMBEV PERU S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - 15 - Lima	97.22%
UNIÓN DE CERVECERÍAS PERUANAS BACKUS Y JOHNSTON S.A.A. - 3986 Av. Nicolas Ayllon, Ate - 3 - Lima	93.78%

SPAIN
COMPAÑÍA CERVECERA DE CANARIAS, S.A. - Av Ángel Romero, 18 - 38009 - Santa Cruz de Tenerife	51.03%

SOUTH AFRICA
SABSA HOLDINGS LTD PUBLIC LIMITED COMPANY - 65 Park Lane, Sandown - 2001 - Johannesburg	100.00%
THE SOUTH AFRICAN BREWERIES (PTY) LTD LIMITED BY SHARES - 65 Park Lane, Sandown - 2146 - Johannesburg	100.00%

SOUTH KOREA
ORIENTAL BREWERY CO. LTD. - 8F, ASEM Tower, 517, Yeongdong-daero, Gangnam-gu - 06164 - Seoul	87.22%

SWITZERLAND
ANHEUSER-BUSCH INBEV PROCUREMENT GESELLSCHAFT MIT BESCHRÄNKTER HAFTUNG (GMBH) - Suurstoffi 22 - 6343 - Rotkreuz	100.00%

TANZANIA
TANZANIA BREWERIES PLC - Uhuru Street, Plot 79, Block AA - P.O. Box 9013 - Dar es Salaam 1	39.65%

UGANDA
NILE BREWERIES LTD - Plot M90 Yusuf Lule Road, Njeru - P.O. Box 762 - Jinja - Eastern Uganda	61.64%

1	The company is consolidated due to the group’s majority shareholdings and ability to control the operations.

F-
91

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2021
UNITED KINGDOM
ABI SAB GROUP HOLDING LIMITED - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI UK HOLDING 1 LIMITED - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
AB INBEV UK LIMITED - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
AB INBEV HOLDINGS LIMITED - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
AB INBEV INTERNATIONAL BRANDS LIMITED - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ZX VENTURES LIMITED - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%

UNITED STATES
ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - MO 63118 - St. Louis	100.00%
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - MO 63118 - St. Louis	100.00%
ANHEUSER-BUSCH PACKAGING GROUP, INC. - One Busch Place - MO 63118 - St. Louis	100.00%
ANHEUSER-BUSCH, LLC. - One Busch Place - MO 63118 - St. Louis	100.00%
ANHEUSER-BUSCH NORTH AMERICAN HOLDING CORPORATION - C/O THE CORPORATION TRUST COMPANY, INC. - 1209 Orange Street - DE 19801 - Wilmington	100.00%
METAL CONTAINER CORPORATION, INC. - One Busch Place - MO 63118 - St. Louis	50.10%

URUGUAY
CERVECERIA Y MALTERIA PAYSANDU S.A. - Cesar Cortinas, 2037 - C.P. 11500 - Montevideo	61.75%

VIETNAM
ANHEUSER-BUSCH INBEV VIETNAM BREWERY COMPANY LIMITED - 2 VSIP II-A, Street No. 28 - Singapore II-A Industrial Park, Vinh Tan Ward - Tan Uyen Town, Binh Duong Province	87.22%

ZAMBIA
ZAMBIAN BREWERIES - Plot No 6438, Mungwi Road - P.O. Box 31293 - Lusaka	54.00%
LIST OF MOST IMP
O
RTANT ASSOCIATES AND JOINT VENTURES

Name and registered office of associates and joint ventures	% of economic interest as at 31 December 2021
FRANCE
SOCIÉTÉ DES BRASSERIES ET GLACIÈRES INTERNATIONALES S.A - 49 rue François 1er - Paris	20.00%

GIBRALTAR
B.I.H. BRASSERIES INTERNATIONALES HOLDING LIMITED LIMITED - ICC Building, 10th Floor, Main Street	20.00%
B.I.H. BRASSERIES INTERNATIONALES HOLDING (ANGOLA) LIMITED - Suite 10/3, International Commercial Centre, 2A Main Street	27.00%

TURKEY
ANADOLU EFES BIRACILIK VE MALT SANAYII A.S. - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler - Istanbul	24.00%

ZIMBABWE
DELTA CORPORATION LIMITED - Sable House, Northridge Close, Borrowdale - P.O. Box BW 343 - Harare	25.42%

RUSSIA
AB INBEV EFES JSC - 28 Moskovskaya street, Moscow region - 141607 - Klin	50.00%

F-
92