Form 20-F
period 2022-12-31
Anheuser-Busch InBev SA/NV
filed 2023-03-17
CIK 1668717

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
31
December 2022
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
3000 Leuven, Belgium
Telephone No.: +
32
16 27 61 11
Email:
Corporategovernance@ab-inbev.com
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary shares without nominal value		New York Stock Exchange*
American Depositary Shares, each representing one ordinary share without nominal value	BUD	New York Stock Exchange
3.750% Notes due 2042 (issued July 2012)	BUD42A	New York Stock Exchange
4.000% Notes due 2043 (issued January 2013)	BUD/43	New York Stock Exchange
4.625% Notes due 2044 (issued January 2014)	BUD/44	New York Stock Exchange
4.700% Notes due 2036 (issued January 2016)	BUD/36	New York Stock Exchange
4.900% Notes due 2046 (issued January 2016)	BUD/46	New York Stock Exchange
4.950% Notes due 2042 (issued December 2016)	BUD/42	New York Stock Exchange
6.625% Notes due 2033 (issued December 2016)	BUD/33	New York Stock Exchange
5.875% Notes due 2035 (issued December 2016)	BUD/35	New York Stock Exchange
4.000% Notes due 2028 (issued April 2018)	BUD/28	New York Stock Exchange
4.375% Notes due 2038 (issued April 2018)	BUD/38	New York Stock Exchange
4.600% Notes due 2048 (issued April 2018)	BUD/48A	New York Stock Exchange
4.750% Notes due 2058 (issued April 2018)	BUD/58	New York Stock Exchange
Floating Rate Notes due 2024 (issued April 2018)	BUD/24A	New York Stock Exchange
4.750% Notes due 2029 (issued January 2019)	BUD/29	New York Stock Exchange
4.900% Notes due 2031 (issued January 2019)	BUD/31	New York Stock Exchange
5.450% Notes due 2039 (issued January 2019)	BUD/39A	New York Stock Exchange
5.550% Notes due 2049 (issued January 2019)	BUD/49	New York Stock Exchange
5.800% Notes due 2059 (issued January 2019)	BUD/59	New York Stock Exchange
3.500% Notes due 2030 (issued April 2020)	BUD/30	New York Stock Exchange
4.350% Notes due 2040 (issued April 2020)	BUD/40	New York Stock Exchange
4.500% Notes due 2050 (issued April 2020)	BUD/50	New York Stock Exchange
4.600% Notes due 2060 (issued April 2020)	BUD/60	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,737,191,283

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
☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
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

•

“Restricted Shares” are to shares without nominal value issued by Anheuser-Busch InBev SA/NV to former SAB shareholders in connection with the combination with SAB, which are unlisted, not admitted to trading on any stock exchange and convertible into Ordinary Shares at the election of the holder since 11 October 2021;

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

-iv-

All references in this Form 20-F to (i) “Euro” or “EUR” are to the common currency of the European Union, (ii) “U.S. dollar,” “$” or “USD” are to the currency of the United States of America, (iii) “CAD” (Canadian dollar) are to the currency of Canada, (iv) “R$”, “BRL”, “real” or “reais” are to the currency of Brazil, (v) “GBP” (pound sterling) are to the currency of the United Kingdom, (vi) “AUD” (Australian dollar) are to the currency of the Commonwealth of Australia, (vii) “MXN” (Mexican peso) are to the currency of Mexico, (viii) “ZAR” (South African rand) are to the currency of South Africa, (ix) “COP” (Colombian peso) are to the currency of Colombia, (x) “PEN” (Peruvian nuevo sol) are to the currency of Peru, (xi) “ARS” (Argentinean peso) are to the currency of Argentina, (xii) “CNY” (Chinese yuan) are to the currency of China, (xiii) “DOP” (Dominican peso) are to the currency of the Dominican Republic, (xiv) “KRW” (South Korean won) are to the currency of South Korea, and (xv) “TSh” (Tanzanian shilling) are to the currency of Tanzania.

Unless otherwise specified, volumes, as used in this Form 20-F, include beer, beyond beer and non-beer (primarily carbonated soft drinks) volumes. In addition, unless otherwise specified, our volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor, and third-party products that we sell through our distribution network, particularly in Western Europe and Middle Americas. Our volume figures in this Form 20-F reflect 100% of the volumes of entities that we fully consolidate in our financial reporting, but do not include volumes of our associates, joint ventures or non-consolidated entities.

On 11 March 2022, we announced that we are forfeiting all financial benefits from the operations of AB InBev Efes, in which we own a 50% non-controlling stake and which we do not consolidate. On 22 April 2022, we announced our decision to sell our non-controlling interest in AB InBev Efes and that we are in active discussions with our partner, Anadolu Efes to acquire this interest. As a result, we derecognized the investment in AB InBev Efes and reported a USD 1,143 million non-cash impairment charge in exceptional share of results of associates as of 30 June 2022. See also note 16 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 included in this Form 20-F.

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

Effective 30 September 2019, following the announcement on 19 July 2019 of the agreement to divest Carlton & United Breweries (“CUB” or “Australian operations”), our Australian subsidiary, to Asahi Group Holdings, Ltd. (“Asahi”), we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (profit from discontinued operations) up to 31 May 2020. The transaction closed on 1 June 2020.

See “Item 5. Operating and Financial Review—B. Significant Accounting Policies—Summary of Changes in Accounting Policies” for further information on how our accounting policies changed in 2022.

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position, Brand Power of our portfolio, industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell

-v-

our products. The principal sources generally used include IRI, Plato Logic Limited and AC Nielsen. The Brand Power of our portfolio of beer and Beyond Beer brands is assessed based on data sourced from reports published by Kantar Worldpanel. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

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

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

global, regional and local economic weakness and uncertainty, including the risks of an economic downturn, recession and/or inflationary pressures in one or more of our key markets, and the impact they may have on us, our customers and our suppliers and our assessment of that impact;

•

continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on inflationary impacts, and economic and political sanctions;

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

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

-vi-

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	damage to our reputation or brand image;

•	climate change and other environmental concerns;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological disruptions, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in this annual report that are not historical; and

•	our success in managing the risks involved in the foregoing.

Many of these risks and uncertainties are, and will be, exacerbated by the ongoing conflict between Russia and Ukraine and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

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

•

We are exposed to risks associated with global, regional and local economic weakness and uncertainty (including those resulting from an economic downturn, recession, inflationary pressures and/or geopolitical instability), which could adversely affect our business and operations, the demand for our products and the market price of our Ordinary Shares and ADSs.

•

Our business, financial performance and results of operations have been, and may continue to be, adversely affected by the continuation and consequences of the ongoing conflict between Russia and Ukraine.

•	Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.

•

We may not be able to obtain the necessary funding for our future needs and may face financial risks due to our level of debt, uncertain market conditions and potential downgrading of our credit ratings.

•	Our results could be negatively affected by increasing interest rates.

•	The ability of our subsidiaries to distribute cash upstream may be subject to various limitations.

2.	Risks relating to our business activities and industry

•

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities could have an adverse effect on our results of operations.

•

Certain of our operations depend on independent distributors or wholesalers to sell our products, and we may be unable to replace distributors or acquire interests in wholesalers or distributors. In addition, we may be adversely impacted by the consolidation of retailers.

•

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties or their failure to meet their obligations to us could negatively affect our business.

•	Damage to our reputation or brand image can adversely affect our business.

3.	Risks relating to our corporate structure, acquisitions and investments

•	We may be unable to influence our associates in which we have minority investments.

•	We may have a conflict of interest with our majority-owned subsidiaries and we may not be able to resolve such conflict on terms favorable to us.

•

We may be unsuccessful in identifying suitable acquisition targets or business partners or implementing our acquisitions, divestitures, investments or alliances, which may negatively impact our growth strategy.

•	Our failure to satisfy our obligations under the SAB settlement agreement could adversely affect our financial condition and results of operations.

4.	Market Risks

•	We are exposed to developing market risks, including risks of devaluation, nationalization and inflation.

•	Competition and changing consumer preferences could adversely affect our profitability.

5.	Legal and Regulatory Risks

•	If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other associated liabilities.

•	Negative publicity regarding perceived health risks, failure to provide safe working environments and associated government regulation may harm our business.

•	We are exposed to the risk of litigation, claims and disputes, which may cause us to pay significant damage awards and incur other costs.

•	We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations.

•	We may be subject to adverse changes in taxation and other tax-related risks.

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

•

Cybersecurity incidents and other disruptions to our information and operational technology systems, or in our supply chain, could damage our reputation and we could suffer a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.

•	If we fail to comply with personal data protection laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business.

8.	General Risks

•	Natural and other disasters, including public health crises and global pandemics, could disrupt our operations.

•	We may not be able to recruit or retain key personnel.

•	Our insurance coverage may not be sufficient to protect us from material liabilities.

Risks Related to Our Ordinary Shares and American Depositary Shares

•	The market price of our Ordinary Shares and ADSs may be volatile.

•	Our largest shareholder may use its significant interest to take actions not supported by our other shareholders.

•	We may be unable to pay dividends.

•	Fluctuations in the exchange rate between the Euro, the South African rand, the Mexican peso and the U.S. dollar may increase the risk of holding our ADSs and Ordinary Shares.

•

Future equity issuances may dilute the holdings of current shareholders or ADS holders and any such offerings by us or any large sales by our shareholders could materially affect the market price of our Ordinary Shares or ADSs.

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

We are exposed to risks associated with global, regional and local economic weakness and uncertainty (including those resulting from an economic downturn, recession, inflationary pressures and/or geopolitical instability), which could adversely affect our business and operations, the demand for our products and the market price of our Ordinary Shares and ADSs.

Downturns in the worldwide economy, due to inflation, geopolitical instability (such as the ongoing conflict between Russia and Ukraine), increases in energy prices, the COVID-19 pandemic, changes in government policies and increased interest rates or other factors, have had, and may continue to have, far reaching adverse consequences across many industries, including the alcohol beverage industry. Our products are sold in over 150 countries worldwide, and our business and financial condition may be adversely affected by unfavorable political or economic developments in any of the countries where our products are made, manufactured, distributed or sold. Markets across the world experienced significant inflationary pressures in 2022 and inflation rates in countries in which we operate are currently expected to continue at elevated levels for the near-term. The ongoing conflict between Russia and Ukraine has, among other things, resulted in elevated geopolitical instability and economic volatility and contributed significantly to the prevailing inflationary pressures. In addition, central banks in various countries have raised, and may again raise, interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and eroding the purchasing power of consumers. Interest rate increases or other government actions taken to reduce inflation could also contribute to recessionary pressures in many parts of the world. Unfavorable macroeconomic conditions in any of our key markets, including the U.S., U.K., Europe and China (including as a result of measures taken in response to the COVID-19 pandemic or any variants thereof), may negatively affect our financial performance.

Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Difficult macroeconomic conditions in our key markets, such as decreases in per capita income and level of disposable income driven by increases in inflation and the cost of living have adversely affected demand for our products in the past. Under difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products, by shifting away from our premium products to lower-priced products offered by us or other companies or by shifting to off-premise from on-premise consumption, which could have a material adverse effect on the demand for our products and may negatively impact our revenues. Moreover, because a sizeable portion of our brand portfolio consists of premium and core beers, our volumes and revenue may be impacted to a greater degree than those of some of our competitors, the sales of which depend less on premium or core brands. For additional information on the categorization of the beer market and our positioning, see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer.” Softer consumer demand for our products could reduce our profitability and could negatively affect our overall financial performance.

Increasing inflationary pressures may result in significant increases to our expenses, including direct materials, wages, energy, and transportation costs. In addition, the prevailing geopolitical instability and sustained inflation (including as a result of the ongoing conflict between Russia and Ukraine) have resulted in increased pressure on the supply chain and increased energy costs, which may increase the cost of manufacturing, selling and delivering our products. In cases of sustained and elevated inflation across several of our key markets, it may be difficult to effectively manage the increases to our costs and we may not able to pass these increased costs to our customers. See “—Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities could have an adverse effect on our results of operations” for further details on risks related to increases in prices of raw material and commodities.

Additionally, unfavorable economic conditions may negatively impact our suppliers, distributors, contractors, financial counterparties or other third-party partners who may experience cash flow problems, increased credit defaults, decreases in disposable income or other financial issues. Any future significant deterioration in economic conditions may cause our third-party partners to suffer financial or operational difficulties that they cannot overcome, impairing their ability to satisfy their obligations to us and provide us with the materials and services we need, in which case our business and results of operations could be adversely affected.

Capital and credit market volatility, such as that experienced in recent years, may result in downward pressure on stock prices and credit capacity of issuers. Potential changes in social, political, regulatory and economic conditions in the U.S. and the European Union, including as a result of the United Kingdom’s exit from the European Union and changes in policies governing foreign trade and imports, may be significant drivers of capital and credit market volatility. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our Ordinary Shares and our ADSs.

Our business, financial performance and results of operations have been, and may continue to be, adversely affected by the continuation and consequences of the ongoing conflict between Russia and Ukraine.

On 11 March 2022, we announced that we are forfeiting all financial benefits from the operations of AB InBev Efes, in which we own a 50% non-controlling stake and which we do not consolidate. On 22 April 2022, we announced our decision to sell our non-controlling interest in AB InBev Efes and that we are in active discussions with Anadolu Efes, the controlling shareholder of AB InBev Efes, to acquire this interest and that our request to Anadolu Efes to suspend the license granted to AB InBev Efes for the production and sale of Bud in Russia will also be part of a potential transaction. As a result, we derecognized the investment in AB InBev Efes and reported a USD 1,143 million non-cash impairment charge in exceptional share of results of associates as of 30 June 2022. See also note 16 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 included in this Form 20-F. Any potential transaction will be subject to customary closing conditions, including regulatory approvals in Russia and Ukraine, and there can be no guarantee that necessary regulatory approvals will be obtained or that a transaction will be completed.

In connection with the ongoing conflict, the U.S. government, the European Commission and the authorities of certain other jurisdictions in which we operate have imposed sanctions on certain individuals and organizations in Russia, controls on exports to Russia covering a wide range of products and services, and restrictions on U.S., EU and other nationals carrying out certain activities in Russia or in support of Russian businesses. As a result of the conflict and international reactions thereto, Russian authorities have also imposed various economic and financial restrictions, including significant currency control measures aimed at restricting the outflow of foreign currency and capital and restrictions on transacting with non-Russian parties. The implementation or expansion of these economic sanctions, trade restrictions, export and currency controls and other restrictive measures may make it difficult for us to divest our non-controlling interest in AB InBev Efes or for AB InBev Efes to remit cash from Russia to other jurisdictions. Any failure to comply with applicable sanctions and restrictions could subject us to regulatory penalties and reputational risk.

Even though we are forfeiting all financial benefits from the operations of our joint venture with Anadolu Efes, AB InBev Efes, in which we own a 50% non-controlling stake and which we do not consolidate, the foregoing developments have had, and may continue to have, an adverse impact on our business, financial performance and results of operations, and could result in damage to our reputation. In addition, the broader geopolitical and economic consequences of the ongoing conflict could have the effect of heightening other risks described in this Form 20-F, including, but not limited to, adverse effects on economic and political conditions in our key markets, further disruptions to global supply chains and increases in commodity and energy prices with follow-on global inflationary impacts, additional sanctions and restrictive measures, increased risk of cyber incidents or other disruptions to our information systems, which could materially adversely affect our business and operations. See also “—We are exposed to risks associated with global, regional and local economic weakness and uncertainty (including those resulting from an economic downturn, recession, inflationary pressures and/or geopolitical instability), which could adversely affect our business and operations, the demand for our products and the market price of our Ordinary Shares and ADSs”, “—Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities could have an adverse effect on our results of operations”, and “—If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause our reputation, our sales or our profitability to suffer” for details regarding the impact the ongoing conflict between Russia and Ukraine has had, and may continue to have, on our business and operations. The ultimate impact of these disruptions depends on events beyond our knowledge or control, including the scope and duration of the conflict and actions taken by parties other than us to respond to them, and cannot be predicted.

Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.

Although we report our consolidated results in U.S. dollars, in 2022, we derived 71.2% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for our reporting purposes, as we cannot hedge against translational exposures. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

During 2022, several currencies, such as the Argentinean peso, the Chinese yuan, the Colombian peso, the Euro and the South African rand depreciated against the U.S. dollar, while other currencies, such as the Brazilian real and the Mexican peso, appreciated against the U.S. dollar. Our total consolidated revenue was USD 57.8 billion for the year ended 31 December 2022, an increase of USD 3.5 billion compared to the year ended 31 December 2021. The negative impact of unfavorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2022 was USD 2.1 billion, primarily as a result of the impact of the currencies listed above.

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29 Financial Reporting in Hyperinflationary Economies), requiring us to restate the results of our operations for the years ended 31 December 2022 and 2021 in hyperinflationary economies for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our ability to access funds from Argentina, our financial condition and operating results. See “—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Foreign Currency.”

Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our results of operations and profitability. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2022 Compared to the Year Ended 31 December 2021” for further details on the impact of currency translation effects on our results of operations.

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

Much of our debt is denominated in U.S. dollars, while a significant portion of our cash flows is denominated in currencies other than the U.S. dollar. From time to time we enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of our liabilities to our cash flows could result in increased costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 27 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022, for further details on our approach to hedging commodity price and foreign currency risk.

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

Following the combination with SAB, the portion of our consolidated balance sheet represented by debt is higher as compared to our historical position and we expect it to remain so in the near term. To fund the combination with SAB, we entered into, among others, the following transactions:

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

Since the combination with SAB we have undertaken further debt issuance and debt liability management exercises; see “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Funding Sources—Borrowings” for more information on our financing activities.

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

In addition, ratings agencies may downgrade our credit ratings below their current levels. In October 2018, Moody’s Investors Service placed AB InBev’s A3 senior unsecured ratings on review to downgrade, citing downward rating pressure due to high financial leverage and our slow path to deleveraging following the October 2016 acquisition of SAB. In December 2018, Moody’s Investors Service concluded its ratings review and assigned a definitive rating of Baa1 (stable outlook) to AB InBev’s long-term debt obligations. As of the date of this Form 20-F, our credit rating from Standard & Poor’s (“S&P”) Global Ratings was BBB+ for long-term obligations and A-2 for short-term obligations, with a positive outlook, and our credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a positive outlook. Any credit rating downgrade could materially adversely affect our ability to finance our ongoing operations and our ability to refinance the debt incurred to fund the combination with SAB, including by increasing our cost of borrowing and significantly harming our financial condition, results of operations and profitability, including our ability to refinance our other existing indebtedness.

In recent years, we have given priority, among other things, to allocate surplus free cash flow to balance leverage, return cash to shareholders and pursue selective mergers and acquisitions. While we aim to dynamically allocate excess cash between our capital allocation priorities, our level of outstanding debt may restrict the amount of dividends we are able to pay.

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

Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors reduced and, in some cases, ceased to provide funding to borrowers. If such uncertain conditions occur, our costs could increase beyond what is anticipated. Certain of our subsidiaries could experience difficulties in obtaining or renewing third party guarantees or security arrangements that may be required to secure their performance of potential obligations under certain agreements and legal proceedings; see also “—The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations”. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on our financial condition and results of operations.

Our results could be negatively affected by increasing interest rates.

We use issuances of debt and bank borrowings as a source of funding and we carry a significant level of debt. Nevertheless, pursuant to our capital structure policy, we aim to optimize shareholder value through cash flow distributions to us from our subsidiaries, while maintaining an investment-grade rating and minimizing cash and investments with a return below our weighted average cost of capital. There can be no assurance that we will be able to pursue a similar capital structure policy in the future.

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2022, after certain hedging and fair value adjustments, USD 4.6 billion, or 5.7%, of our interest-bearing financial liabilities (which include bonds, loans, lease liabilities and bank overdrafts) bore a variable interest rate, while USD 75.4 billion, or 94.3%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the Canadian dollar, the Euro, the pound sterling and the South Korean won. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 27 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 for further details on our approach, currency and interest rate risk.

The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. In particular, 26.7% (USD 15.4 billion) of our total revenue of USD 57.8 billion in 2022 came from our Brazilian listed subsidiary, Ambev, which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange. Furthermore, 11.2% (USD 6.5 billion) of our total revenue of USD 57.8 billion in 2022 came from our Asia Pacific listed subsidiary, Budweiser Brewing Company APAC Limited (“Budweiser APAC”), which, since September 2019, is not wholly owned and is listed on the Hong Kong Stock Exchange.

Our domestic and foreign subsidiaries’ and affiliated companies’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and affiliated companies, and may be restricted by applicable laws, including currency controls and restrictions, accounting principles and illiquidity, inconvertibility or non-transferability of a specified currency.

Certain of our subsidiaries, including Ambev, may be required to secure their performance of potential obligations under certain agreements and legal proceedings. If these subsidiaries experience difficulties in obtaining or renewing, on attractive terms or at all, financial instruments required to secure their performance of potential obligations under such agreements or legal proceedings and we do not provide guarantees in respect of their obligations under such financial instruments, these subsidiaries may be required to pay higher fees, post additional collateral or use a substantial portion of their cash to secure such obligations, which may adversely affect their available cash flows and liquidity and our subsequent ability to receive cash upstream.

Furthermore, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay. The risks posed by the illiquidity, inconvertibility or non-transferability of currencies may be heightened in developing markets; for more information see “—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation”. If we are not able to obtain sufficient cash flows from our domestic and foreign subsidiaries and affiliated companies, this could adversely impact our ability to pay dividends, and otherwise negatively impact our business, results of operations and financial condition. See “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Transfers from Subsidiaries” for further information in this respect.

2.	Risks relating to our business activities and industry

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities could have an adverse effect on our results of operations.

A significant portion of our operating expenses is related to raw materials and commodities, such as malted barley, wheat, corn, rice, hops, yeast, flavored concentrate, fruit concentrate, sugar, sweetener, water, glass, polyethylene terephthalate (“PET”) and aluminum bottles, aluminum or steel cans and kegs, aluminum can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The supply and price of raw materials and commodities used for the production of our products can be affected by a number of factors beyond our control, including the level of crop production around the world, inflation, global geopolitical events, energy prices, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, currency fluctuations, governmental regulations and legislation affecting agriculture, trade agreements among producing and consuming nations, extreme weather conditions, natural disasters, health epidemics, pandemics or other disease outbreaks, economic factors affecting growth decisions, political developments, various plant diseases and pests.

We cannot predict future availability or prices of the raw materials or commodities required for our products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations, including as a result of inflationary pressures, the ongoing conflict between Russia and Ukraine, increased energy prices, the COVID-19 pandemic, fluctuations in currency exchange rates, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities. The foregoing may affect the price and availability of raw materials and commodities that we use to manufacture our products, as well as the cans and bottles in which our products are packaged. Likewise, disruptions or constraints in the availability of transportation services may affect the price or availability of raw materials or commodities required for our products, and may adversely affect our operations. We experienced higher commodity and logistics costs during 2022, which may continue. We may not be able to increase our prices to offset these increased costs or increase our prices without suffering reduced volume, revenue and operating income.

To some extent, derivative financial instruments and the terms of supply agreements can protect against increases in materials and commodities costs and currency fluctuations in the short term. However, derivatives and supply agreements expire and upon expiry are subject to renegotiation and therefore cannot provide complete protection over the medium or longer term. If we are unable to adequately manage the risks inherent in such volatility, including if our hedging and derivative arrangements do not effectively or completely hedge against foreign currency risks and changes in commodity prices, our results of operations may be adversely impacted. See “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations” for further details on risks related to foreign exchange exposure. In addition, it is possible that the hedging and derivative instruments we use to establish the purchase price for commodities in advance of the time of delivery may lock us into prices that are ultimately higher than actual market prices at the time of delivery. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” for further details on our approach to hedging commodity price risk.

The production and distribution of our products require material amounts of energy, including the consumption of oil-based products, natural gas, biomass, coal and electricity. Energy prices have been subject to significant price volatility in the recent past, including as a result of the ongoing conflict between Russia and Ukraine, and may be again in the future. High energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a negative effect on operating income and could potentially challenge our profitability in certain markets. There is no guarantee that we will be able to pass along increased energy costs to our customers in every case.

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

Certain of our operations are dependent on effective distribution networks to deliver our products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase our products from us and then sell them either to other distributors or points of sale. Such distributors are either government-controlled or privately owned but independent wholesale distributors for distribution of our products. See “Item 4. Information on the Company—B. Business Overview—7. Distribution of Products” and “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” for further information in this respect. There can be no assurance as to the financial affairs of such distributors or that these distributors, who often act both for us and our competitors, will not give our competitors’ products higher priority, thereby reducing their efforts to sell our products.

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

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties or their failure to meet their obligations to us could negatively affect our business.

We rely on third-party suppliers for a range of raw materials for our beer and non-beer products, such as malted barley, corn, rice, hops, yeast, water, flavored concentrate, fruit concentrate, sugar and sweeteners, and for packaging material, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

We seek to limit our exposure to market fluctuations in the price and supply of these raw materials by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans and glass bottles. Consolidation of the aluminum can industry and glass bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can and glass bottle supplies. Although we generally have multiple suppliers of raw materials and packaging materials, the termination of or any material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet its contractual obligations to us or otherwise deliver materials consistent with current usage, including as a result of sourcing constraints, disruptions in its supply chain or other difficulties, would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices or lower quality than those agreed with that supplier. We may also be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations or our internal policies, or fails to meet certain quality standards. These factors could have a material impact on our production, distribution and sale of beer, other alcohol beverages and soft drinks and have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

Damage to our reputation or brand image can adversely affect our business.

Our reputation forms the foundation of our relationships with key stakeholders and other constituencies, including consumers, customers and suppliers, and maintaining a positive reputation globally is critical to the successful operation of our business. Negative publicity surrounding us, our activities, our personnel or our business partners, consumer perception of our response to political and social issues or catastrophic events, and campaigns by activists, whether or not warranted, connecting us, our personnel, our supply chain or our business partners with a failure to maintain high ethical, business and environmental, social and governance practices, including with respect to human rights, workplace conditions and employee health and safety, whether actual or perceived, could adversely impact our reputation and brand image and may decrease demand for our products, thereby adversely affecting our business, results of operations, cash flows or financial condition.

Our sponsorship relations may also subject us to negative publicity as result of any actual or alleged misconduct by individuals or entities associated with organizations we sponsor or support. Activities by our promotional partners that harm their public image or reputation could also have an adverse effect on our reputation or brand image, and may decrease demand for our products, thereby adversely affecting our business. Our reputation may also be negatively impacted by the activities of our suppliers or associates, actual or perceived failures to provide safe working environments or by potential defects or contamination in our products; for more information see “—We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business, “—We may be unable to influence our associates in which we have minority investments”, “—Negative publicity regarding perceived health risks, failure to provide safe working environments and associated government regulation may harm our business” and “—If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other associated liabilities”.

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

In other jurisdictions, we were required to make certain divestitures and to fulfill a number of other commitments as a condition to receiving regulatory clearance for the combination with SAB, and we continue the process of fulfilling these commitments. For more information on commitments related to the combination with SAB, see “—We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, in connection with our previous acquisitions, various regulatory authorities have previously imposed conditions with which we are required to comply.”

4.	Market Risks

We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.

A substantial proportion of our operations are carried out in developing markets, representing approximately 60.1% of our 2022 revenue, which include Argentina, Bolivia, Botswana, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, India, Mexico, Mozambique, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Uruguay, Vietnam and Zambia.

Our operations in these markets and equity investments in developing markets are subject to the usual risks of operating in developing countries, which include political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement. Such factors could affect our results by causing interruptions to our operations or by increasing the costs of operating in those countries or by limiting our ability to repatriate profits from those countries. The financial risks of operating in developing markets also include risks of illiquidity, inflation (for example, Brazil and Argentina have periodically experienced extremely high rates of inflation), devaluation (see “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.”) (for example, the Brazilian, Argentine, Colombian, Peruvian, Turkish and several African currencies have been devalued frequently during the last several decades), price volatility, currency convertibility and country default.

Continued deterioration of the Argentine economy, or new foreign exchange, export repatriation or expropriation regimes could adversely affect our ability to access funds from Argentina, our financial condition and operating results. Further devaluations of the Argentine peso (or the functional currencies of other of our operations) in the future, if any, may also decrease our net assets in Argentina (and other of our operations), with a balancing entry in our equity. For further discussion of the risks imposed by hyperinflation in Argentina, see “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.”

These various factors could adversely impact our business, results of operations and financial condition. Moreover, the economies of developing countries are often affected by developments in other developing market countries and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which we operate. For example, any adverse economic developments in China may have a significant impact on economies elsewhere in the world. Due to our geographic mix, these factors could affect us more than certain of our competitors, and any general decline in developing markets as a whole could impact us disproportionately compared to our competitors with less exposure to developing markets.

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

Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and tastes change. Such preferences can change rapidly and in unpredictable ways due to a variety of factors, including changes in prevailing economic conditions, changing social trends and attitudes regarding alcohol beverages, changes in leisure activity patterns or negative publicity resulting from regulatory action or litigation against us or comparable companies. Furthermore, developments in the regulatory frameworks governing the usage of cannabis could result in shifts in consumer preference and the impact that cannabis legalization could have on alcohol sales remains unclear.

Competition with brewers and producers of alternative beverages in our various markets and an increase in the purchasing power of players in our distribution channels could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures and/or prevent us from increasing prices to recover higher costs, thereby causing us to reduce margins or lose market share. Further, we may not be able to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing. Innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than we can to emerging trends, such as the increasing consumer preference for “craft beers” produced by microbreweries and the growth of the hard seltzer category in certain markets. In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, due to a rapidly evolving digital landscape. Our business could be negatively affected if we are unable to anticipate changing consumer preferences for digital platforms or fail to continuously strengthen and evolve our capabilities in digital commerce and marketing.

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

Negative publicity regarding perceived health risks, failure to provide safe working environments and associated government regulation may harm our business.

In recent years, there has been public and political attention directed at the soft drinks and alcohol beverage industries. This attention is the result of an increasing emphasis on health and well-being.

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

Our operations also subject us to risks arising from labor practices, work conditions and employee health and safety. Negative publicity and campaigns by activists, whether or not warranted, connecting us, our supply chain or our business partners with workplace and human rights issues, whether actual or perceived, could adversely impact our reputation and may cause our business to suffer. We have adopted policies making a number of commitments to respect human rights, including our commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. Allegations, even if untrue, that we are not respecting our commitments or actual or perceived failure by our suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect our reputation and brand image and may adversely affect our business.

We are exposed to the risk of litigation, claims and disputes, which may cause us to pay significant damage awards and incur other costs.

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—G. Contractual Obligations and Contingencies—Contingencies” and note 29 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022, for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

Moreover, companies in the alcohol beverage industry and soft drink industry – including our operations – are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcohol beverages and soft drinks. As an illustration, we and certain other beer and other alcohol beverage producers from Brazil, Canada, Europe and the United States have been involved in class actions and other litigation seeking damages for, among other things, alleged marketing of alcohol beverages to underage consumers. If any of these types of litigation were to result in fines, damages or reputational damage to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

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

We may also be subject to laws and regulations aimed at reducing the availability of beer and other alcohol beverage products in some of our markets to address alcohol abuse and other social issues. See “—Negative publicity regarding perceived health risks, failure to provide safe working environments and associated government regulation may harm our business.” There can be no assurance that we will not incur material costs or liabilities in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with our beer, other alcohol beverage and soft drinks businesses.

For further detail regarding common regulations and restrictions on us, see “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

We may be subject to adverse changes in taxation and other tax-related risks.

Taxation on our products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes (such as value-added tax (“VAT”)). In many jurisdictions, these taxes make up a large proportion of the cost of beer charged to consumers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins. These increases also adversely affect the affordability of our products and our profitability. In recent years, South Africa, Brazil and India, among others, increased beer excise taxes. Tax increases can result in significant price increases and have a significant impact on our sales of beer. See “—Negative publicity regarding perceived health risks, failure to provide safe working environments and associated government regulation may harm our business.”

In addition to excise taxes, additional charges may be levied in relation to tax stamps and other forms of fiscal marking. In recent years, we have seen a strong pressure to introduce costly and ineffective fiscal marking systems in several African markets. The cost of these marking schemes could adversely affect our businesses in the relevant countries (including their profitability).

In addition to excise and other indirect duties, we are subject to income and other taxes in the countries in which we operate. There can be no assurance that the operations of our breweries and other facilities will not become subject to increased taxation by local, national or foreign authorities or that we and our subsidiaries will not become subject to higher corporate income tax rates or to new or modified taxation regulations and requirements, including potential changes in Brazil. For example, in response to the increasing globalization and digitalization of trade and business operations, the Organization for Economic Co-operation and Development (“OECD”) has been working on international tax reform as an extension of its Base Erosion and Profit Shifting project. The reform initiative incorporates a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the markets where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate. In June 2021, the finance ministers of the G7 nations announced an agreement on the principles of the two pillar approach. Subsequently, in October 2021, the OECD/G20 Inclusive Framework announced that 136 countries and jurisdictions had joined an agreement on the two-pillar approach, including the establishment of a global minimum corporate tax rate of 15%. In December 2021, the OECD published detailed rules to assist in the implementation of Pillar Two. In December 2022 the EU Council announced that EU Member States had reached an agreement to implement the minimum tax component (Pillar Two) of OECD’s global international tax reform initiative effective 1 January 2024. EU Member States are now obliged to adopt these new rules into their domestic legislation by no later than 31 December 2023.

Furthermore, on 16 August 2022, U.S. President Biden approved the Inflation Reduction Act (the “IRA”), whereunder US companies that report over USD 1 billion in profits to shareholders are subject to a 15% minimum tax based on book income. Changes in tax treaties, the introduction of new legislation or updates to existing legislation in countries in which we operate, or changes to regulatory interpretations of existing legislation as a result of the OECD tax reform initiatives, the IRA or similar proposals could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where we operate.

We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, in connection with our previous acquisitions, various regulatory authorities have previously imposed conditions with which we are required to comply.

We are subject to antitrust and competition laws in the jurisdictions in which we operate. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, in June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by us in Belgium, and on 13 May 2019 published a decision concluding that certain of our actions restricted competition. For more information regarding antitrust investigations involving the Company, please see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Antitrust Matters”. In addition, our Brazilian subsidiary, Ambev, is subject to regulatory scrutiny from antitrust authorities in Brazil, Argentina, Bolivia, Uruguay, Panama, the Dominican Republic and other countries where it operates, and has been, and may in the future be, involved in proceedings initiated by Brazilian antitrust authorities, clients, competitors and other third parties alleging violations of antitrust laws. The United States Department of Treasury has issued a report on the United States alcohol industry containing a variety of recommendations for regulatory or legislative action, some of which, if adopted, could have an adverse effect on our business in the United States. There can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation of existing antitrust or competition laws or competition laws related to digital platforms, the enforcement of existing antitrust or competition laws or competition laws related to digital platforms by competent authorities or civil antitrust litigation by private parties, or any agreements with competent antitrust or competition authorities, against us or our subsidiaries, including Ambev, will not affect our business or the businesses of our subsidiaries in the future or have a financial impact.

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

In connection with the ongoing conflict between Russia and Ukraine, the U.S. government, the European Commission and the authorities of certain other jurisdictions in which we operate, have imposed sanctions and other restrictive measures against Russia. See “—Our business, financial performance and results of operations have been, and may continue to be, adversely affected by the continuation and consequences of the ongoing conflict between Russia and Ukraine” for more information regarding sanctions imposed against Russia and Russia’s response thereto. New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Syria, Cuba, Iran or other countries in which we or our associates do business may curtail our existing business and may result in serious economic challenges in these geographies, which could have an adverse effect on our associates’ operations, and may result in impairment charges on goodwill, other intangible assets or investments in associates.

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

Cerbuco Brewing Inc., (“Cerbuco”), a subsidiary of our subsidiary Ambev, owns a 50% equity interest in Cervecería Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, we indirectly own, through our subsidiary Ambev, a 50% equity interest in Cervecería Bucanero S.A. The remaining 50% equity interest is owned by the Government of Cuba. Cervecería Bucanero S.A. is operated as a joint venture in which Cerbuco appoints the general manager. In 2021, Cerbuco initiated arbitration proceedings regarding potential breach of certain obligations relating to the joint venture. For more information regarding the arbitration proceedings, please see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Cerbuco Brewing Arbitration”.

Cervecería Bucanero S.A.’s main brands are Bucanero and Cristal. In 2022, Cervecería Bucanero S.A. sold 0.7 million hectoliters of beer, representing about 0.1% of our global volume of 595 million hectoliters for the year. Although Cervecería Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).

Based on U.S. foreign policy, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions against Cuba. Although our operations in Cuba through our subsidiary Ambev are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the identification of Cuba as a target of U.S. economic and trade sanctions. In addition, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Separately, Title IV of the Helms-Burton Act authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Since 2 May 2019, as a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. It remains uncertain how the activation of Title III of the Helms-Burton Act will impact our U.S. litigation exposure. We have received notice of claims purporting to be made under the Helms-Burton Act.

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

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media channels and messages used. In a number of countries, for example, television is a prohibited medium for advertising beer and other alcohol beverage products, and in other countries, television and other forms of advertising, while permitted, are carefully regulated by a number of advertising codes and applicable laws. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our marketing activities and thus reduce the value of our brands and related revenues.

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

Our accounting policy considers brands and distribution rights for our own products as intangible assets with indefinite useful lives, which are tested for impairment on an annual basis (or more often if an event or circumstance indicates that an impairment loss may have been incurred) and not amortized. As of 31 December 2022, our total goodwill amounted to USD 113.0 billion and our intangible assets with indefinite useful lives amounted to USD 37.7 billion. However, if our businesses do not develop as expected, we may be required to record future goodwill impairment charges which could have an adverse effect on our results of operations and financial conditions.

7.	Other risks related to our business

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs.

There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather and precipitation patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities necessary for our products, such as barley, hops and rice. In addition, social attitudes, customer preferences and investor sentiment are increasingly influenced by environmental, social and corporate governance (“ESG”) considerations, and as a result we may face pressure from our shareholders, regulators, suppliers, customers or consumers to further address ESG-related concerns which may require us to incur increased costs and expose us to regulatory inquiry or legal action.

Climate change may also subject us to water scarcity and quality risks due to the water required to produce our products, including water consumed in the agricultural supply chain. In the event that climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality, the price of water may increase in certain areas and certain jurisdictions may adopt regulations restricting the use of water or enact other unfavorable changes to applicable water-related taxes and regulations. Such measures, if adopted, could lead to increased regulatory pressures, production costs or capacity constraints. In addition, governmental authorities in various countries have proposed, and are likely to continue to propose, legislative and regulatory initiatives to reduce or mitigate the impacts of climate change on the environment. Public expectations for reductions in greenhouse gas emissions or adoption of legal and regulatory requirements designed to address climate change could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment. We have announced our 2025 Sustainability Goals focused on smart agriculture, water stewardship, circular packaging and climate action and our ambition to achieve net zero emissions across our value chain by 2040, which require ongoing investment, and there is no assurance that we will achieve any of these goals or that our initiatives will achieve their intended outcomes. If we fail to achieve these goals for any reason, there is a risk of reputational damage. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

Our ESG reporting considers key non-financial indicators and guidance from frameworks such as the Global Reporting Initiative (GRI) Standards, the Sustainability Accounting Standards Board (SASB), the United Nations (UN) Guiding Principles reporting framework, CDP Water and Climate, the Task Force on Climate-related Financial Disclosure (TCFD) and the relevant United Nations Sustainable Development Goals (SDGs). We are required to report greenhouse gas emissions, energy data and other related information to a variety of entities, and to comply with the wider obligations of the European Union Emissions Trading Scheme. In addition, regulators in various jurisdictions, including Europe and the U.S., have focused efforts on increased disclosures related to ESG matters, including climate change and mitigation efforts, and these regulations (if adopted) could expand the nature, scope and complexity of matters that we are required to control, assess and report and we may be required to make additional investments and implement new practices and reporting processes, all entailing additional compliance risk. Disparate and evolving standards for identifying, measuring, and reporting ESG metrics, including ESG-related disclosures that may be required by the SEC, European and other regulators, could significantly increase compliance burdens and associated regulatory and reporting costs and complexity. If we are unable to measure, track and disclose information accurately and in a timely manner, we could be subject to civil penalties for non-compliance in the various jurisdictions in which we operate. In addition, the need for us to comply with the European Union Emissions Trading Scheme could result in increased operational costs if we are unable to meet our compliance obligations and exceed our emission allocations.

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

Our production may also be affected by work stoppages or slowdowns that affect our suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, or as a result of financial distress of our suppliers.

A strike, work stoppage or slowdown within our operations or those of our suppliers, or an interruption or shortage of raw materials for any other reason (including, but not limited to, financial distress, natural disaster or difficulties affecting a supplier) could have a material adverse effect on our earnings, financial condition and ability to operate our business.

Our United States organization has approximately 5,766 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters. Our current agreement with Teamsters will expire on 29 February 2024.

Cybersecurity incidents and other disruptions to our information and operational technology systems, or in our supply chain, could damage our reputation and we could suffer a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.

We rely on information and operational technology systems, networks and services (“information systems”) to support our business processes and activities, including procurement and supply chain, manufacturing, sales, human resources management, distribution and marketing. We rely on information systems, including through services operated or maintained by third parties, to collect, process, transmit and store large amounts of electronic data, including, but not limited to, sensitive, confidential or personal information of customers and consumers, to enable the operation and management of our business, including, but not limited to, internal and external communications, to provide services and to manufacture and distribute the products that we sell. E-commerce, including direct sales to customers and consumers, has become increasingly integrated in our operations and contributes significantly to our sales and revenues. For more information regarding our digital commerce activities, please see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Growth Business”. Like most major corporations, our information systems may be vulnerable to a variety of threats that can compromise the confidentiality, integrity or availability of our data or information systems, including, but not limited to, natural disasters, physical attacks, telecommunications failures, unintentional or malicious actions of employees or contractors, computer viruses, hackers, phishing attempts, cyber-attacks, malware and ransomware attacks. Additionally, digitization initiatives, such as those related to e-commerce, fintech and direct sales, that increase the amount of information that we process and maintain increase our potential exposure to a security incident impacting our information systems. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse or unavailability of, information systems could result in operational and supply chain disruptions, violations of data privacy laws and regulations, legal claims or proceedings, regulatory penalties, damage to our reputation or our competitive advantage, inability to meet contractual obligations, loss of opportunities to acquire or divest businesses or brands and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net operating revenues. More generally, technology disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition. The risks associated with informational and operational technology incidents have increased in recent years given the increased prevalence of remote work arrangements, and may be further heightened by geopolitical tensions and conflicts, such as the ongoing conflict between Russia and Ukraine.

We rely on relationships with third parties, including suppliers, distributors, contractors, joint venture partners and other external business partners, for certain functions or for services in support of our operations. We have also entered into various information technology services agreements pursuant to which our information technology is partially outsourced to third-party vendors, and we may share information about our company, customers, operations and employees with vendors that assist with certain aspects of our business. Like us, these third parties are exposed to the risks related to cybersecurity attacks and other disruptions to information systems and are subject to a variety of threats that can compromise the confidentiality, integrity or availability of data or information systems, including their own and those of others on which they rely. Security processes, protocols and standards that we have implemented and contractual provisions requiring security measures that we may have sought to impose on such third parties may not be sufficient or effective at mitigating these threats, which could result in unauthorized access or disruptions to, or misuse of, information systems or data that are important to our business, including proprietary, sensitive or confidential data. More generally, disruptions to the information systems of our third party partners, and those of others on which they rely, may have an adverse effect on our business, results of operations, cash flows or financial condition.

In addition, our reliance on shared services centers for an increasing number of services important to conducting our business, including accounting, internal control, human resources and IT services, means that any technology disruption could impact a large portion of our business within the operating regions served. Any changes to or transitions of processes to, from or within shared services centers could lead to business disruptions, loss of sensitive or confidential data, and other harms. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of, or failure to attract new customers, lost revenues resulting from the disruption or shutdown of computer systems, unexpected failure of devices and software in use by our IT platforms, operations or supply chain disruptions, alteration, corruption or loss of accounting financial or other data on which we rely for financial reporting and other purposes, which could cause errors or delays in our financial reporting, or the loss of or damage to intellectual property.

U.S. and foreign regulators have also increased their focus on cyber security vulnerabilities and risks. Compliance with, and changes to, laws and regulations concerning privacy, cybersecurity, and data protection, could result in significant expense, and we may be required to make additional investments in security technologies. Our third-party partners also increasingly demand rigorous contractual provisions regarding privacy, cyber security, data governance, data protection and confidentiality, which may also increase our overall compliance burden.

We take various actions with the aim of minimizing the likelihood and impact of cybersecurity attacks and other disruptions to our information systems, such as investing in modern cyber defense solutions, proceeding with internal and external assessments, building and implementing business continuity plans and reviewing risk management processes. Regardless of such measures, we may suffer financial and reputational damage because of the impact of any such incident, including business disruption, an inability to meet contractual obligations or lost or misappropriated confidential information belonging to us, our current or former employees, our customers or suppliers, or consumers or other data subjects. As a result of any such incident, we may also become exposed to legal action and increased regulatory oversight. We could also be required to spend significant financial and other resources to investigate and remedy the damage caused by a security breach or to repair or replace networks and information systems.

While we continue to invest in prevention, detection, and response systems, no information system can be entirely free of vulnerability to attack, failure, or compromise. During the normal course of business, we have experienced and continue to expect to experience attempted breaches of our information systems and other cybersecurity incidents from time to time. In 2022, as in previous years, we experienced several cybersecurity incidents and other disruptions to our information systems. None of these incidents and systems disruptions, including those reported to us by our third-party partners, had a material impact on our business or operations or resulted in material unauthorized access to our data or our customers’ data.

If we fail to comply with personal data protection laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business and operating results.

In the ordinary course of our business, we receive, process, transmit and store information relating to identifiable individuals (“personal data”), such as employees, customers and consumers. As a result, we are subject to various laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. For example, we have data processing activities that are subject to the General Data Protection Regulation adopted in the EU, the California Consumer Privacy Act, the Personal Information Protection Law of the People’s Republic of China and the General Personal Data Protection Law adopted in Brazil, among others. Any changes to existing personal data protection laws and the introduction of such laws in other jurisdictions, have subjected and may continue in the future to subject us to, among other things, additional costs and expenses and have required and may in the future require costly changes to our business practices and security systems, policies, procedures and practices. There is no assurance that our security and privacy controls over personal data, the training of employees and vendors on data privacy and data security, and the policies, procedures and practices we implemented or may implement in the future will prevent the improper disclosure of personal data. Improper disclosure of personal data and any other violations of personal data protection laws could harm our reputation, subject us to government enforcement actions (including fines and data processing restrictions) or result in private litigation against us, which could negatively affect our business and operating results.

8.	General Risks

Natural and other disasters, including public health crises and global pandemics, could disrupt our operations.

Our business and operating results could be negatively impacted by natural, social, technical or physical risks such as a widespread health emergency such as the COVID-19 pandemic (or concerns over the possibility of such an emergency), earthquakes, extreme weather conditions, hurricanes, typhoons, flooding, fire, water scarcity, power loss, loss of water supply, telecommunications and information technology system failures, cyberattacks, labor disputes, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

In recent years, our business, financial condition, cash flows and operating results have been negatively impacted by the COVID-19 pandemic. While most countries around the world have removed or reduced the restrictions implemented in response to the COVID-19 pandemic, the extent to which the COVID-19 pandemic may continue to impact our financial condition and operations depends on factors beyond our control. The emergence of new variants may result in new restrictions in regions and countries where we operate, lead to further economic uncertainty and heighten many of the other risks described in this Form 20-F.

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

•

potential or actual sales of blocks of our Ordinary Shares (including those converted from Restricted Shares) or ADSs in the market by any shareholder or short selling of our Ordinary Shares or ADSs. Any such transaction could occur at any time or from time to time, with or without notice;

•	the entry of new competitors or new products in the markets in which we operate;

•	volatility in the market as a whole or investor perception of the beverage industry or of our competitors;

•	investor perception of the impact of the combination with SAB on us and our shareholders; and

•	the occurrence of any of the matters discussed in the risk factors mentioned in this section.

The market price of our Ordinary Shares and ADSs may be adversely affected by any of the preceding or other factors regardless of our actual results of operations and financial condition. See also “—Future equity issuances may dilute the holdings of current shareholders or ADS holders and any such offerings by us or any large sales by our shareholders could materially affect the market price of our Ordinary Shares or ADSs”.

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

As of 31 December 2022, our largest shareholder, Stichting Anheuser-Busch InBev (the “Stichting”), owned 33.42% of our voting rights (and the Stichting and certain other entities acting in concert with it (within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and/or the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE (the “Belgian Law of 2 May 2007 on the notification of significant shareholdings”)) held, in aggregate, 42.44% of our voting rights), based on the number of shares outstanding on 31 December 2022, excluding the 35,455,836 treasury shares held by us and certain of our subsidiaries (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 5. Operating and Financial Review—G. Contractual Obligations and Contingencies”). In accordance with our articles of association, the Stichting has the ability to effectively control the election of a majority of our board of directors, as a result of which, under Belgian law, the Stichting has control of us. The Stichting is also able to have a significant influence on the outcome of corporate actions requiring shareholder approval, including mergers, share capital increases and other extraordinary items. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect.

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

Our Ordinary Shares currently trade on Euronext Brussels in Euro and we have secondary listings of our shares on the Johannesburg Stock Exchange in South African rand and on the Mexican Stock Exchange (Bolsa Mexicana de Valores) in Mexican peso. Our ADSs trade on the New York Stock Exchange (“NYSE”) in U.S. dollars. Fluctuations in the exchange rate between the Euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of our Ordinary Shares trading in different currencies and between the value of our Ordinary Shares and ADSs, which may result in heavy trading by investors seeking to exploit such differences. Similarly, uncertainty over fiscal and budgetary challenges in the United States, Mexico, South Africa and/or Europe may negatively impact global economic conditions, and could trigger sharply increased trading and consequent market fluctuations, which would increase the volatility of, and may have an adverse effect upon, the price of our Ordinary Shares or ADSs.

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

Future equity issuances may dilute the holdings of current shareholders or ADS holders and any such offerings by us or any large sales by our shareholders could materially affect the market price of our Ordinary Shares or ADSs.

We may in the future decide to offer additional equity to raise capital or for other purposes, in compliance with applicable Belgian legislation. Any such additional offering could reduce the proportionate ownership and voting interests of holders of our Ordinary Shares and ADSs, as well as our earnings per share or ADS and net asset value per share or ADS, and any offerings by us or our shareholders could have an adverse effect on the market price of our Ordinary Shares and ADSs.

We entered into a registration rights agreement requiring us to, in certain circumstances, register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all registrable shares held by the holders of Restricted Shares (the “Restricted Shareholders”). As of 31 December 2022, Altria Group, Inc. and BEVCO Lux S.à R.L held 185,115,417 and 96,862,718 Restricted Shares, respectively, representing 9.33% and 4.88% of our outstanding shares as of 31 December 2022 (excluding treasury shares). Although the Restricted Shares were generally subject to certain holdback and suspension periods until 10 October 2021, the Restricted Shares, once they are converted to Ordinary Shares, are not subject to a “lock-up” or similar restriction under the registration rights agreement. As of 31 December 2022, 43,949,127 Restricted Shares have been converted into Ordinary Shares, on a one-for-one basis at the election of the holders.

Registration and sales of our Ordinary Shares will increase the number of shares being sold in the public market, could have an adverse effect on the market price of our Ordinary Shares and ADSs and may increase the volatility of the price of our Ordinary Shares and ADSs.

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

We are the world’s largest brewer by volume and one of the world’s top ten consumer products companies by revenue. As a consumer-focused, insights-driven company, we produce, market, distribute and sell a diversified portfolio of well over 500 beer and other malt beverage brands. These include brands with significant international distribution, such as Budweiser, Corona (except in the United States), Stella Artois, Beck’s, Leffe, Hoegaarden and Michelob Ultra; and brands primarily distributed to local markets such as Bud Light in the United States, Modelo Especial, Victoria and Pacifico in Mexico; Skol, Brahma and Antarctica in Brazil; Aguila and Poker in Colombia; Cristal and Pilsen Callao in Peru; Quilmes in Argentina; Jupiler in Belgium and the Netherlands; Franziskaner in Germany; Carling Black Label, Castle Lager, Castle Lite and Hansa Pilsener in South Africa; Hero and Trophy in Nigeria; Safari and Kilimanjaro in Tanzania; Harbin and Sedrin in China; and Cass in South Korea. We also produce and distribute soft drinks, particularly in Central and South America and Africa, and Beyond Beer products, such as Cutwater and Bud Light Seltzer in the United States; Nutrl Seltzer, Palm Bay, and Mike’s Hard Lemonade in Canada; and Brutal Fruit and Flying Fish in South Africa.

Our dedication to quality goes back to a brewing tradition of more than 600 years with the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with origins in St. Louis, U.S.A. since 1852, and the history of the South African Breweries with its origins in Johannesburg in 1895. As of 31 December 2022, we employed approximately 167,000 people based in nearly 50 countries worldwide. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our geographic regions. Since 1 January 2019, we have reported our results under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We also report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses, which have not been allocated to the regions.

Our 2022 volumes (beer and non-beer) were 595 million hectoliters and our revenue amounted to USD 57.8 billion.

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

•

In 2004, Interbrew combined with Ambev, a Brazilian company originally formed by the combination of Brahma and Antarctica in 1999–2000, resulting in the creation of InBev. Ambev is listed on the New York Stock Exchange and on the São Paulo Stock Exchange. As of 31 December 2022, we had a 61.8% voting and economic interest in Ambev.

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

•

On 30 March 2018, we combined our Russia and Ukraine businesses with those of Anadolu Efes through the creation of a new company called AB InBev Efes, which was fully consolidated into Anadolu Efes. As a result of the transaction, we did not own a controlling stake in AB InBev Efes, did not consolidate these operations and accounted for our investment in AB InBev Efes under the equity method. On 22 April 2022, we announced our decision to sell our non-controlling interest in AB InBev Efes and that we are in active discussions with Anadolu Efes, the controlling shareholder of AB InBev Efes, to acquire this interest. We derecognized the investment in AB InBev Efes and reported a USD 1,143 million non-cash impairment charge in exceptional share of results of associates as of 30 June 2022. See “Item 3. Key Information—D. Risk Factors—Financial Risks—Our business, financial performance and results of operations have been, and may continue to be, adversely affected by the continuation and consequences of the ongoing conflict between Russia and Ukraine”, and note 16 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 included in this Form 20-F for further details regarding our investment in AB InBev Efes.

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

Furthermore, during 2022 and 2021, we performed a series of other investments and disposals. For further details, see “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Investments and Disposals.”

B.	BUSINESS OVERVIEW

1.	PURPOSE, STRATEGY AND STRENGTHS

Purpose

We Dream Big to Create a Future with More Cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. Our purpose drives everything we do, enables us to deliver on our commercial vision and gives us flexibility to innovate and develop solutions that we believe address customer and consumer needs. We are dreaming big to create a future with more cheers by aiming to drive category leadership and growth of our industry, reach more consumers on more occasions with our strong brand portfolio and innovation pipeline, use data and technology to connect with our customers and consumers, advance sustainability and make a positive impact in our local communities.

Strategy

Our strategy is defined by three strategic pillars and focuses on what we believe are our key drivers for growth: the beer category, opportunities beyond beer and new businesses that use our capabilities and ecosystems.

Lead and Grow the Category

The beer category is big, profitable and growing, and we believe we are well positioned to lead and grow the category due to our advantaged global footprint, industry-leading portfolio of brands and operational capabilities.

We aim to drive growth in the beer category with our category expansion model, which focuses on five proven and scalable levers:

i.	Category inclusivity: making the beer category more accessible for all consumers by focusing on inclusive brand, pack and liquid offerings;

ii.	Core superiority: strengthening our core portfolio by elevating our products, packaging, positioning, and retail execution;

iii.	Occasions Development: expanding the beer category to reach more consumers on more occasions;

iv.	Premiumization: providing consumers an opportunity to trade up through an industry-leading portfolio of above-core brands; and

v.

Beyond Beer: expanding our portfolio to address evolving consumer tastes with flavored alcoholic beverage, hard seltzer and canned cocktail offerings to tap into new and incremental consumption occasions.

Please see “—Strengths—Strong brand portfolio with global, multi-country and local brands”, “Strengths—Strong consumer insights-driven brand development capabilities, “—2. Principal Activities and Products—Beer and Beyond Beer” and “—2. Principal Activities and Products—Non-Beer” below for further details regarding category growth in 2022.

Digitize and Monetize our Ecosystem

We aim to unlock value from our existing assets and expand our addressable market through the digitization and monetization of our ecosystem. We believe our digital transformation is a key competitive advantage of our business as it improves the way we connect with our ecosystem of more than 2 billion consumers and 6 million customers. We aim to enhance the value of our core business through our business-to-business BEES platform, digital direct-to-consumer solutions, fintech services and other new business opportunities, including exploring possibilities of applying our core brewing and fermentation capabilities in the emerging biotech field. Please see “—2. Principal Activities and Products— Digital Transformation and New Businesses” below for further details regarding our efforts to digitize and monetize our ecosystem in 2022.

Optimize our Business

Our objective to optimize our business and maximize long-term value creation is driven by our focus on three areas: disciplined resource allocation, robust risk management and an efficient capital structure. We aim to allocate resources to drive growth and profitability and continue our deleveraging initiatives to strengthen our balance sheet. We aim to invest in our operations and in the growth of our business while dynamically balancing our leverage, returning cash to shareholders and pursuing selective mergers and acquisitions.

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

•

Smart Drinking and Moderation: We have a global commitment to reduce harmful drinking and believe that AB InBev can make a meaningful difference in at least three areas: road safety, responsible beverage service, and screenings and brief interventions.

•

Climate: Our business is one that is closely tied to the natural environment: Agricultural crops and water are our key ingredients, we require raw materials for our packaging, and we need energy and fuel to brew and transport our beers. All of these have the potential to be impacted by climate change, and we are already experiencing climate-related impacts—both environmental and social—in our value chain.

•

Water stewardship: Water is a critical resource for the health and well-being of every community around the world. As the world’s leading brewer, we are committed to being a part of the solution to the growing water challenges across our communities and supply chain.

•

Sustainable agriculture: We depend on high-quality agricultural crops from thriving communities and healthy ecosystems to brew our beers. We see the impact from climate change in our sourcing regions, which is why we work to build resilience through crop management, improved varieties and risk mitigation tools while also exploring how agriculture can be part of the solution to reducing Greenhouse Gas (“GHG”) emissions, protecting watersheds and improving biodiversity.

•

Entrepreneurship: Small businesses play a critical role in the economic development of communities by generating employment, providing vital services and contributing toward innovation. We seek to strengthen the small businesses in our value chain.

•

Circular packaging: As the world faces increasing resource scarcity, we expect that taking a circular approach to packaging and improving the materials we use will deliver long-term benefits. We are seeking to reduce packaging and the need for virgin materials where possible, increasing recycled content, identifying opportunities to recycle materials and promoting the recovery and reuse of packaging in its original form.

•

Ethics and Transparency: To foster ethical conduct and transparency, we have implemented internal codes and global policies on a range of ethical issues, including anti-bribery and corruption, digital ethics, human rights and anti-discrimination. Integrity, hard work, quality and responsibility are essential to our growth.

•

Diversity and Inclusion: Our diversity and inclusion strategy focuses on creating a Future with More Cheers through our people, workplace, marketplace, value chain and communities. A diverse company is critical to connecting with consumers and driving business performance and innovation.

For further information about our Purpose of Dreaming Big to Create a Future with More Cheers, see “—13. Social and Community Matters.”

Strengths

Building on our more than 600 years of heritage, we are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167,000 colleagues based in nearly 50 countries worldwide. We believe that the following key strengths will drive long-term value creation for our stakeholders and enable us to deliver on our company purpose:

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

In 2022, we were one of the largest consumer products companies worldwide, measured by Normalized EBITDA, and held the number one position in terms of total market share of beer by volume in the world, according to Plato Logic Limited. We hold the number one position in terms of total market share of beer by volume, based on our estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. We estimate that we hold the number three position in total market share of beer by volume, and the number one position by volume in the fast-growing premium beer category, in China, the world’s largest beer market by volume.

Geographic diversification

Our geographically diversified platform balances the growth opportunities of developing markets with the stability and strength of developed markets. With significant operations in both the Southern and Northern Hemispheres, we benefit from a natural hedge against local or regional market, economic and seasonal volatility.

Developed markets represented approximately 39.9% of our 2022 revenue and developing markets represented 60.1% of our 2022 revenue. Our developing markets include Argentina, Bolivia, Botswana, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, India, Mexico, Mozambique, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Uruguay, Vietnam and Zambia.

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

With well over 500 brands, of which 19 had an estimated gross revenue of over USD 1.0 billion in 2022, we believe our portfolio is the strongest in the industry. In 2022, seven of our brands – Budweiser, Stella Artois, Bud Light, Corona, Skol, Cass, Brahma – were ranked among the Global Top Ten most valuable beer brands by BrandZ™.

Our objective is to enhance our portfolio of industry-leading brands that meet a wide breadth of consumer needs within the market, ranging in terms of price tier, flavor profiles, and brand meaning. As a result, we make clear brand choices and seek to invest behind brands with strong purpose in order to build deep connections with consumers. We leverage the scale of our global footprint to replicate successful brand initiatives, market programs and best practices across multiple geographic markets.

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

Innovation continued to support execution of our category expansion levers, contributing approximately 9% to our total revenues in 2022. Highlights of these innovations included expansion of Castle Double Malt in Africa and Quilmes Double Malt in Argentina, and expansion of Corona Cero across Europe and in Brazil, following the successful launch of Corona Sunbrew 0.0% in Canada.

We believe that our internal excellence programs are a major competitive advantage. Our Creative X Marketing Program is aimed to help us systematize creativity across our business, and our Marketing Academy enables us to enhance the skills of our entire marketing team, equipping us with the capabilities to lead and grow our category.

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

In addition to a culture of everyday efficiency, we have a number of group-wide cost efficiency programs in place, including:

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

We are developing our business through a strong portfolio strategy focused on category expansion and premiumization. Our diverse geographic footprint spans nearly 50 countries worldwide. The table below sets out the main brands we sell in the markets listed below as of 31 December 2022.

Country by Region	Brands
North America

Canada	Beer and Beyond Beer: Alexander Keith’s, Archibald, American Vintage, Banded Peak, Beach Day Every Day, Beck’s, Brava, Bud Light, Bud Light Peach, Bud Light Seltzer, Budweiser, Busch, Corona, Goose Island, Hoegaarden, Kokanee, Labatt 50, Labatt Blue, Lakeport, Leffe, Löwenbräu, Lucky, Michelob Ultra, Mike’s Hard Lemonade, Mike’s Freeze, Mike’s Hard Tea, Mill Street, NUTRL, NUTRL Juice, Okanagan, Oland, Palm Bay, Rockstar, Rolling Rock, Shock Top, Stanley Park, Stella Artois, Tempo

United States	Beer and Beyond Beer: 10 Barrel, Beck’s, Blue Point, Breckenridge, Bud Ice, Bud Light, Bud Light Lime, Bud Light Platinum, Bud Light Platinum Seltzer, Bud Light Seltzer, Bud Light Chelada, Bud Light Next, Bud Light Orange, Budweiser, Budweiser Chelada, Budweiser Zero, Budweiser Select, Busch, Busch 0.0%, Busch Light, Busch Light Apple, Busch Ice, Cutwater, Devil’s Backbone, Elysian, Estrella Jalisco, Four Peaks, Golden Road, Goose Island, Hoegaarden, Hurricane, Karbach, Kona, Landshark, Leffe, Michelob Ultra, Michelob Ultra Infusions, Michelob Ultra Pure Gold, Michelob Ultra Seltzer, Naturdays, Natural Light, Natural Ice, Natty Daddy, NUTRL, O’ Douls, Presidente, Redhook, the Rita family, Rolling Rock, Shock Top, Stella Artois, Wicked Weed, Widmer

Middle Americas

Colombia	Beer and Beyond Beer: Aguila family, Auster, Azteca, Bahia, Beck’s, Bogota Beer Company, Budweiser, Busch Light, Club Colombia family, Cola y Pola, Corona, Corona Tropical, Costeña family, Michelob Ultra, Mike’s Hard, Nativa (local crop), Pilsen, Poker family, Redd’s, Stella Artois

Country by Region	Brands
Non-Beer: Malta Leona, Pony Malta, Zalva

Dominican Republic	Beer: Bohemia, Brahma, Budweiser, Corona, Franziskaner, Goose Island, Hoegaarden, Leffe, Modelo (Especial and Negra), Presidente family, Stella Artois, Shock Top, Spaten, The One

Non-Beer: 7UP, 911, Coco Rico, Enriquillo, Guaraná Antarctica, Malta Bohemia, Malta Löwenbräu, Malta Morena, Montpellier water, Pepsi, Red Bull, Red Rock, VitaMalt

Ecuador	Beer: Archer Lager, Archer Light, Beck’s, Budweiser, Club family, Corona, Michelob Ultra, Modelo Especial, Nuestra Siembra, Pilsener, Pilsener Light, Stella Artois

Non-Beer: Corona Tropical, Manantial water, Nutrimalta, Origen, Origen Vibes, Pony Malta

El Salvador	Beer: Budweiser, Corona, Golden, Golden Extra, Imperial, Michelob Ultra, Modelo, Pilsener, Stella Artois

Non-Beer: Coca-Cola, Cristal Sparkling, Cristal (Water), Del Valle, Fanta, Fresca, Fury, Fuze Tea, Monster, Powerade, Sprite, Tropical

Guatemala	Beer: Beck’s, Bud Light, Budweiser, Corona, Goose Island, Hoegaarden, Leffe, Michelob Ultra, Modelo (Especial and Negra), Stella Artois

Honduras	Beer and Beyond Beer: Barena, Corona, Imperial, Michelob Ultra, Michelob Ultra Seltzer, SalvaVida, Stella Artois

Non-Beer: Canada Dry, Coca-Cola, Cristal, Dasani (Water), Del Valle, Fanta, Fresca, Fury, Fuze Tea, Monster, Powerade, Sprite, Tropical, Vital (Water)

Mexico	Beer and Beyond Beer: Barrilito, Beck’s, Bocanegra, Bud Light, Budweiser, Busch Light, Carta Clara, Corona Agua Rifada, Corona Cero (non-alcoholic), Corona Extra, Corona Light, Corona Ligera, Cucapá, Estrella, Finisima, Franziskaner, Goose Island, Guinness, Hoegaarden, Leffe, Leon, Mexicali, Michelob Ultra, Michelob Ultra Seltzer, Modelo Ambar, Modelo Especial, Modelo Light, Montejo, Negra Modelo, Pacifico, Quilmes, Stella Artois, Tijuana, Tropical Light, Victoria, Victoria Chelada, Vicky Chamoy, Vicky Mexcal

Non-Beer: Acqua Panna, Garci Crespo, Jumex, Nestlé Pureza Vital, Perrier, Red Bull, Sn. Pellegrino, Sta. María

Panama	Beer: Atlas Golden Xtra, Becks, Corona, Hoegaarden, Leffe, Michelob Ultra, Modelo Especial, Modelo Negra, Presidente, Stella Artois

Non-Beer: Agua Brisa, Mirinda, Orange Crush, Pony Malta, Squirt

Peru	Beer and Beyond Beer: Arequipeña, Barbarian, Becks, Budweiser, Corona, Corona Tropical, Cristal, Cusqueña family, Golden, Michelob Ultra, Mike’s Hard, Pacífico, Pilsen Callao, Pilsen Trujillo, San Juan, Stella Artois

Non-Beer: Agua Tonica Backus, Guaraná Backus family, Maltin Power, Malta Cusqueña, San Mateo water, Viva Backus

Country by Region	Brands
South America

Argentina	Beer and Beyond Beer: Andes, Andes Origen, Brahma, Budweiser, Capriccio, Corona, Dante Robino Reserva, Dante Robino Varietales, Isidra, Mikes, Novecento, Novecento Raices, Patagonia, Ping, Quilmes, Stella, Temple

Non-Beer: 7UP, Gatorade, Ortinal Mirinda, Somos, Pepsi, Red Bull, Rockstar

Bolivia	Beer: Báltica, Beck’s, Bock, Brahma, Chicha Taquiña, Corona, Coronita, Ducal, El Inca, Golden by Skol, Huari, Imperial, Paceña, Stella Artois, Taquiña

Non-Beer: 7UP, Guarana, Gatorade, H20H!, Maltin, Ortinal Mirinda, Somos, Pepsi

Brazil	Beer and Beyond Beer: Antarctica, Antarctica SubZero, Beats, Becks, Bohemia, Brahma, Brahma Duplo Malte, Budweiser, Colorado, Corona, Esmera, Hoegaarden, Leffe, Michelob Ultra, Mike’s Hard Lemonade, Nossa, Original, Serramalte, Serrana, Skol, Skol Puro Malte, Spaten, Stella Artois

Non-Beer: Antárctica Guaraná, Fusion, Gatorade, H2OH!, Lipton, Pepsi, Red Bull, Sukita, Tônica Antarctica

Chile

Beer: Baltica, Beck’s, Becker, Brahma, Budweiser, Bud Light, Corona, Coronita, Cusqueña, Goose Island, Hoegaarden, Kilometro 24.7, Kona, Leffe, Malta del Sur, Michelob Ultra, Modelo Especial, Negra Modelo, Pilsen Del Sur, Quilmes, Stella Artois, Stella 0.0

Non-Beer: Corona Tropical

Paraguay

Beer: Antarctica, Baviera, Brahma, Brahma Subzero, Brahma Pomelo, Brahma Frutos Rojos, Budweiser, Bud66, Colorado, Corona, Michelob Ultra, Norte, Ouro Fino, Patagonia, Pilsen, Pilsen Extra, Skol, Stella Artois, Stella 0.0

Non-Beer: Novecento, Caldén, Mike’s

Uruguay	Beer and Beyond Beer: Beck’s, Brahma, Branca, Budweiser, Carpano, Corona, Dante Robino, Franziskaner, Goose Island, Hoegaarden, Leffe, Löwenbräu, Michelob Ultra, Negra Modelo, Norteña, Novecento, Oceánica, Patagonia, Patricia, Pilsen, Punt e Mes, Quilmes, Sernova, Skol, Stella Artois, Zillertal

Non-Beer: 7UP, Gatorade, Guarana, H2OH!, Mirinda, Paso de los Toros, Pepsi, Teem, Rockstar, Pura Fruta

EMEA

Belgium	Beer and Beyond Beer: Ableforths – Bathtub, Belle-Vue, Chernigivske, Corona Cero, Corona Extra, Cubanisto, Deus, Ginette, Goose Island, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, Nutrl Vodka, Stella Artois, Stella Artois 0.0%, Tripel Karmeliet, Victoria

Country by Region	Brands

France	Beer and Beyond Beer: Beck’s, Bud, Bud 0.0%, Chernigivske, Corona Cero, Corona Extra, Corona Sunset, Cubanisto, Deus, Ginette, Goose Island, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, Stella Artois, Tripel Karmeliet, Victoria

Germany	Beer and Beyond Beer: Ableforths – Bathtub, Beck’s, Beck’s 0.0%, Beck’s Unfiltered, Chernigivske, Corona Cero, Corona Extra, Diebels, Franziskaner, Franziskaner Non Alcoholic, Haake-Beck, Hasseroeder, Lowenbrau, San Miguel, Spaten, Stella Artois

Italy	Beer and Beyond Beer: Bass, Beck’s, Beck’s 0.0%, Beck’s Unfiltered, Birra del Borgo, Chernigivske, Corona Extra, Franziskaner, Goose Island, Hoegaarden, Kwak, Leffe, Lowenbrau, Spaten, Stella Artois, Tennent’s Super

Luxembourg	Beer and Beyond Beer: Ableforths – Bathtub, Beck’s 0.0%, Belle-Vue, Chernigivske, Corona Cero, Corona Extra, Deus, Diekirch, Franziskaner, Franziskaner 0.0%, Ginette, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, Mousel, Nutrl Vodka, Stella Artois, Stella Artois 0.0%, Tripel Karmeliet, Victoria

Netherlands	Beer and Beyond Beer: Ableforths – Bathtub, Beck’s, Beck’s 0.0%, Belle-Vue, Bud, Bud 0.0%, Camden, Chernigivske, Corona Cero, Corona Extra, Cubanisto, Deus, Dommelsch, Franziskaner, Franziskaner 0.0%, Ginette, Goose Island, Hertog Jan, Hertog Jan 0.0%, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, Lowenbrau, Spaten, Stella Artois, Tripel Karmeliet, Victoria

Spain	Beer and Beyond Beer: Budweiser, Corona Cerveza, Dorada, La Virgen, Leffe, Spaten, Stella Artois, Tropical

United Kingdom	Beer and Beyond Beer: Ableforths – Bathtub, Bass, Beck’s, Beck’s Blue, Belle-Vue, Birra del Borgo, Boddingtons, Brahma, Budweiser, Budweiser 0.0%, Bud Light, Bud Light Seltzer, Camden, Chernigivske, Corona Cero, Corona Extra, Corona Hard Seltzer, Franziskaner, Franziskaner 0.0%, Goose Island, Hoegaarden, Hoegaarden 0.0%, Leffe, Leffe 0.0%, Lowenbrau, Magners Cidre, Mahou, Michelob Ultra, Mike’s, Spaten, Stella Artois, Stella Artois Unfiltered, Tennent’s Super, Tripel Karmeliet

Botswana	Beer and Beyond Beer: Beer Powder, Brutal Fruit, Budweiser, Carling Black Label, Castle Free, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Redd’s, Stella Artois, St. Louis family

Non-Beer: Chibuku

eSwatini	Beer and Beyond Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Lion Lager, Redd’s, Sibebe, Smirnoff, Stella Artois

Ghana	Beer: Budweiser, Corona, Club Premium Lager, Club Shandy, Eagle, Eagle Extra Stout, Stella Artois

Country by Region	Brands
Non-Beer: Beta Malt

Lesotho	Beer and Beyond Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Free, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Maluti Premium Lager, Redd’s, Smirnoff, Stella Artois

Mozambique	Beer and Beyond Beer: 2M, 2M Flow, Budweiser, Castle Lite, Corona, Coronita Extra, Dourada, Flying Fish, Impala family, Laurentina family, Manica, Stella Artois, Smirnoff, Smirnoff Pine Twist, Smirnoff Spin

Namibia	Beer and Beyond Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Free, Castle Lite, Corona, Eagle Lager, Flying Fish, Lion, Stella Artois

Nigeria	Beer: Budweiser, Castle Lite, Eagle, Eagle Lager, Eagle Stout, Flying Fish,Hero, Trophy, Trophy Stout

Non-Beer: Beta Malt, Grand Malt

South Africa	Beer and Beyond Beer: Black Crown, Brutal Fruit, Budweiser, Carling Black Label, Castle Double Malt, Castle Free, Castle Lager, Castle Lite, Castle Milk Stout, Corona, the Flying Fish family, Guinness, Hansa Pilsener, Hoegaarden, Leffe, Lion Lager, Newlands Spring, Redd’s family, Smirnoff, Stella Artois

Non-Beer: Red Bull

Tanzania	Beer and Beyond Beer: Balimi, Balimi Extra Promo, Bingwa, Bismarks Rocks, Budweiser, Castle Lager, Castle Lite, Castle Milk Stout, Club Pilsner, Corona, Eagle, Flying Fish, Fyfes, Imagi, Kilimanjaro, Kilimanjaro Extension, Knights Whisky, Leffe Blond, Ndovu, Nile Special Lager, Redd’s, Regency, Safari, Safari Double Malt, Scottish Leader, Super Affordable, Viceroy, Zanzi Cream

Non-Beer: Dodoma, Grand Malt, Konyagi, Safari Water, Vladmir, Valuer

Uganda	Beer and Beyond Beer: Budweiser, Castle Lite, Castle Milk Stout, Chairmans ESB, Club Pilsener, Club Twist, Eagle family, Konyagi, Nile family, Redds, Stella Artois

Zambia	Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Lite, Corona, Eagle, Flying Fish, Leffe, Mosi, Smirnoff Spin, Smirnoff Storm, Stella Artois

Asia Pacific

China	Beer: Beck’s, Blue Girl, Boxing Cat, Budweiser, Budweiser Magnum, Budweiser Supreme, Bud Light, Corona, Franziskaner, Ginsber, Goose Island, Harbin family, Hoegaarden, Leffe, Sedrin, Stella Artois

India	Beer and Beyond Beer: 7 Rivers, Beck’s Ice, Budweiser, Bud 0.0%, Budweiser Beats, Budweiser Magnum, Cass, Corona, D’yavol Vodka, Goose 312, Haywards, Hoegaarden, Hoegaarden 0.0, Hoegaarden Nectarine, Hoegaarden Rose, Hurricane, Knockout, Leffe, Magnum Double Royal Whiskey, Royal Challenge

Country by Region	Brands
South Korea	Beer: Budweiser, Cass, Corona, FilGood, Goose Island, HANMAC, Hoegaarden, Stella Artois

Vietnam	Beer: Beck’s family, Budweiser, Corona, Hoegaarden, Leffe, Stella Artois, Zorok

The table below sets out our sales broken down by business segment for the periods shown:

	2022		2021		2020
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	16,566	28.7%	16,257	29.9%	15,622	33.3%
Middle Americas	14,180	24.5%	12,541	23.1%	10,032	21.4%
South America	11,599	20.1%	9,494	17.5%	8,092	17.3%
EMEA	8,120	14.1%	8,032	14.8%	6,835	14.6%
Asia Pacific	6,532	11.3%	6,848	12.6%	5,648	12.0%
Global Export and Holding Companies	790	1.4%	1,133	2.1%	652	1.4%
Total	57,786	100.0%	54,304	100.0%	46,881	100.0%

Notes:

(1)

Revenue is turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2022 Compared to the Year Ended 31 December 2021—Revenue” of this Form 20-F and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020—Revenue” of our Annual Report on Form 20-F for the fiscal year ended 31 December 2021.

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 12.3% of consolidated volumes in 2022, 12.0% of consolidated volumes in 2021 and 11.3% of consolidated volumes in 2020. In terms of revenue, our non-beer activities generated 10.8% of consolidated revenue in 2022 compared to 9.2% in 2021 and 7.2% in 2020, based on our actual historical financial information for these periods.

	Beer and Beyond Beer(1)(2)(3)			Non-Beer(3)			Consolidated
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Volume (million hectoliters)	522	512	471	73	70	60	595	582	530
Revenue(2) (USD million)	51,544	49,333	43,044	6,242	4,971	3,387	57,786	54,304	46,881

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

On the basis of quality and price, beer can be differentiated into the following categories:

•	Premium and super premium brands;

•	Core brands; and

•	Value, discount or sub-premium brands.

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

•

Budweiser is one of the top-selling beers globally. Sales outside the United States represented over 76% of global Budweiser volume in 2022. In 2022, Budweiser was once again ranked as the most valuable beer brand worldwide, according to BrandZ™. Budweiser also continued to support international football in 2022 as the sponsor of FIFA World Cup 2022 Qatar™, the English Premier League and superstars Lionel Messi and Neymar.

•

Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in more than 130 countries. In 2022, it was ranked number five in the BrandZ™ list of most valuable beer brands worldwide. We granted Constellation Brands, Inc. the exclusive right to market and sell Corona beer and certain other Grupo Modelo beer brands, including Pacifico, Modelo Especial, Negra Modelo and Victoria, in the 50 states of the United States, the District of Columbia and Guam.

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

•

Michelob ULTRA was rolled out nationally in the United States in 2002 and grew to become the second largest beer brand by value, in the U.S. in 2019, behind only Bud Light. A low calorie, low carb beer associated with an active lifestyle, Michelob ULTRA has been the fastest-growing beer brand in the United States since 2016, according to IRI (based on volume share gains). This strong history of success has now been replicated in multiple international markets, including Canada, Mexico, Honduras, El Salvador, Peru, Chile, Brazil, Colombia, England, Argentina and Guatemala. In 2023, we aim to continue its expansion to more than 20 markets.

•

Stella Artois is the number one Belgian beer in the world according to Plato Logic Limited, it is the world’s third most valuable beer brand according to the BrandZ™ list of most valuable beer brands worldwide and it is distributed in over 100 countries worldwide. As a premium lager with roots tracing back to 1366 in the town of Leuven, Belgium, its legacy of quality and elegance is reflected in its iconic chalice and nine-step pouring ritual. The top three markets in terms of revenue for Stella Artois as of 2022 are the United States, the United Kingdom and Brazil with expansion plans well under way in several new growth markets, including South Africa and Mexico.

North America

•

Bud Light is the best-selling beer in the United States and the leader in the light category according to IRI. It is the official sponsor of the NFL (National Football League), with the arrangement most recently extended to 2027.

Middle Americas

•

Modelo Especial is a full-flavored pilsner beer brewed with premium two-row barley malt for a slightly sweet, well-balanced taste with a light hop character and crisp finish. Brewed since 1925, it was created to stand for pride and authenticity.

•	Victoria is a Vienna-style lager and one of Mexico’s most popular beers. Victoria was produced for the first time in 1865, making Victoria Mexico’s oldest beer brand.

•	Aguila is a classic Colombian lager beer with a balanced and refreshing flavor that was first brewed in 1913.

•	Pilsen, first brewed 150 years ago in Peru, is Peru’s leading beer. It offers the clean and simple taste of a true Pilsner.

•	Cerveza Cristal, brewed since 1922 with a crisp taste and dedication to quality, is a favorite among Peruvians.

•	Poker is a Pilsner lager that has been enjoyed by Colombians for its traditional, bittersweet taste since 1929.

South America

•

Brahma Franchise brands, together, are the most consumed beer brand in Brazil. It was one of the Brazilian official sponsors of the 2022 FIFA World Cup™, and in 2020 was one of the main brands to entertain consumers at home with livestream concerts. Brahma Duplo Malte was launched in 2020 and is one of the best examples of our innovation strategy, resulting from actively listening to consumer demands.

•

Skol is the second largest beer brand in the Brazilian market. Skol has been a pioneer and innovator in the beer category, engaging with consumers and creating new market trends and products such as Skol Puro Malte, which launched in 2019.

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

•

Flying Fish combines the pure refreshment of beer with delicious, fresh flavors: pressed lemon and green apple. With an easy drinking taste, Flying Fish offers something different for consumers, beer and cider drinkers alike, looking to share new experiences.

•	Hansa Pilsener is brewed in true pilsener style, using the Saaz hop and a special blend of ingredients to deliver quality refreshment.

•	Hero is a Nigerian beer brewed using local sorghum and malted barley.

•

Kilimanjaro Premium Lager is named after Tanzania’s iconic Mount Kilimanjaro, the highest mountain in Africa. Launched in 1996, it boasts an easy drinking taste made from ingredients grown on the slopes of Mount Kilimanjaro and nourished by the pure waters that flow from its ice-capped peak. It is light in color with 4.5% alcohol by volume and a crisp refreshing taste.

•

Safari, first brewed in Tanzania in 1977, is a full-flavored, full-bodied beer with a rich golden color and taste that gave rise to a new era of beer brewing in Tanzania. Today, it is still one of the leaders of the core segment.

•

Trophy Lager beer is one of the top selling beers in Nigeria. Originated in 1978, Trophy has grown from a small core brand in the west of Nigeria to a strong lovemark (a brand that commands both high respect and “love” from consumers). Trophy is known as the honorable beer that accords respect to Nigerian consumers and Nigeria.

Asia Pacific

•	Cass is the market leader in South Korea.

•	Harbin is a national brand with its roots in the northeast of China.

•	Sedrin is a strong regional brand that originated in China’s Fujian province.

•	Haywards 5000, India’s original strong beer, is one of the largest core lager brands in India and is made from high quality malt to deliver a full bodied, full flavored taste enjoyed by millions.

Unless otherwise indicated, all statements regarding competitive position of our brands in this Section “—International Distribution” are based on reports published by AC Nielsen.

No- and Low-Alcohol Beer

We take pride in empowering consumers to make smart drinking choices. Consumers around the world are becoming interested in no- and low-alcohol beers that allow them to enjoy a beer experience, with less or no alcohol involved. Making that choice available to more consumers globally is a core pillar of advancing our Smart Drinking Goals. Specifically, we have aimed to ensure no- and low- alcohol beer (“NABLAB”) products represent at least 20% of our global beer volume by the end of 2025. While we are not on track to meet this goal, we are making significant strides and have expanded our NABLAB portfolio from 26 to 42 brands over the last five years. Our no-alcohol beer brands are now available in 16 of our top 20 markets, while low-alcohol beer brands (3.5% alcohol or below) are now available in 14 markets. For further details please see “Item 4. Information on the Company—B. Business Overview—13. Social and Community Matters—Smart Drinking.”

We have continued to expand our global portfolio of non-alcoholic beverages, which currently houses over 30 brands. Our non-alcohol beverage brands include Budweiser Zero in the United States, Canada, the U.K., India, Korea, Brazil and Netherlands, Beck’s NA in the United States, Canada, the U.K. and Germany, Corona Cero across Europe and in Brazil and Stella Artois 0.0 in Belgium, the U.K., Argentina, the United States and Chile. See “—Beer” above for more information.

Beyond Beer

The beyond beer segment continues to be a growth driver in the industry, as consumers demand sweet, fruity, flavorful drinks. We are innovating to meet consumers on more occasions. Our global beyond beer business contributed revenue of USD 1.6 billion in 2022.

Flavored alcoholic beverages (FAB), hard seltzers and ready-to-drink (RTD) cocktails are growing the beyond beer category globally. We are using our leading beer brands and strengthening our portfolio with new brands, such as Cutwater and NÜTRL, in specific segments:

•	In the FAB segment, we brought key innovations to market including Mike’s Hard Tea in Canada and Caipi Beats (our RTD version of Brazil’s Caipirinha cocktail).

•

In hard seltzers, we continue to innovate with our Bud Light Seltzer brand, launching unique flavors such as Bud Light Seltzer Hard Soda in Classic Cola, Cherry Cola, Lime Soda and Orange. NÜTRL continued to expand in Canada and the US, as consumers continue to demand low-cal, gluten-free options.

•	In the RTD cocktails segment, our Cutwater brand grew revenue in the U.S. by strong double digits compared to 2021.

Non-Beer

Non-Alcohol Beverages

We also have an important presence in the Non-Alcohol Beverages (“NaBev”) market, as consumers are increasingly looking for more options for different occasions. Using our strong distribution network, digital platforms and production facilities, we are expanding our portfolio of owned and partnership brands driving this trend. We have NaBev operations primarily in Latin America and Africa, and our subsidiary Ambev has NaBev operations in South America and the Caribbean. The NaBev market includes both carbonated and non-carbonated beverages.

Our NaBev business includes both our own brands and agreements with other global players such as PepsiCo, Inc. (“PepsiCo”) related to bottling, selling and distribution of PepsiCo brands. Ambev has a long-term agreement with PepsiCo whereby it has been granted the exclusive right to bottle, sell and distribute certain PepsiCo brands in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea. Through our South America operations, Ambev is also PepsiCo’s bottler for Argentina, Uruguay and Bolivia, as well as in the Dominican Republic and Panama. In Panama, we also produce and bottle other third-party soft drink brands, such as Canada Dry Ginger Ale, Squirt and Crush.

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

In 2022, growth in our energy drinks portfolio was driven by Fusion in Brazil, Rockstar in Argentina and Fury in Honduras and El Salvador, and we also continued to expand our Red Bull partnership in markets such as Brazil, South Africa and China. Our soft drinks portfolio is also growing due to consumers’ evolving taste, our distribution expansion and the growth of low- and no-sugar beverage options. Pony Malta, which is the leading malt beverage in Colombia, is connecting with consumers through digital entertainment, including engagements with the gaming community in Latin America.

Digital Transformation and New Businesses

We aim to elevate our relationships with customers and consumers through new technology capabilities that have the potential to create significant value for our business and accelerate the category globally. Our portfolio of solutions focuses on three areas in this space which present opportunities to accelerate our growth and build on our ecosystem: our business-to-business platform, BEES, which provides e-commerce and fintech solutions to small and medium-sized retailers and services to our wholesalers; our digital direct-to-consumer solutions, which help bring us closer than ever to our consumers; and our biotech initiatives that aim to use our expertise in scaled fermentation to foster sustainable food production.

On 21 April 2022, we announced a newly aligned commercial leadership structure designed to accelerate the next phase of innovation and growth by aligning marketing, sales, B2B and direct-to-consumer solutions under the role of the Chief Growth Officer.

BEES

BEES is our B2B e-commerce platform focused on turning customer needs into growth opportunities and leveraging the power of data and technology to transform the traditional sales model. BEES is a digital platform where retailers can browse products, place orders, earn rewards, arrange deliveries, manage invoices, and access business insights all from one place. BEES aims to improve the businesses and livelihoods of retailers through digital inclusion. BEES has two main commercial objectives: to accelerate profitable growth in our core business and to leverage our assets to unlock new and profitable business opportunities.

Through its e-commerce marketplace, BEES is also helping unlock adjacent business opportunities. In markets in which it operates, BEES Marketplace allows customers to purchase a variety of products manufactured by other suppliers through our platform, which allows customers to order their favorite products, all in one shopping experience.

BEES was launched at the end of 2019 in the Dominican Republic and is currently live in 20 markets, including Brazil, Mexico, Colombia, Argentina, South Africa, Peru, Ecuador, China, the U.S. and the United Kingdom. In 2022, the operations of Z-Tech, our global technology and innovation hub were integrated with BEES. In 2022, BEES captured approximately USD 32 billion in gross merchandise value, reaching 3.1 million monthly active users. BEES Marketplace is now live in 15 markets, with over 56% of BEES customers now also Marketplace buyers, and generated revenues from sales of third-party products of approximately USD 850 million in 2022.

DTC & e-commerce

Our Direct to Consumer (DTC) business operates in 17 countries and is made up of a portfolio of digital and physical products that address different consumer needs, combining fast-growing e-commerce platforms, such as Zé Delivery in Brazil, TaDa Delivery across Latin America and PerfectDraft in Europe, and approximately 13,000 retail stores, such as Modelorama in Mexico and PitStop in Brazil, to create an ecosystem that generated nearly USD 1.5 billion in revenues in 2022. DTC solutions enable us to personalize portfolio offerings at scale and execute activations to drive higher consumer lifetime value. Owning the consumer transaction from awareness to purchase helps us to better direct marketing investments while increasing speed to market. DTC is opening exciting new opportunities for us to expand into new occasions, to premiumize, and to grow the category, as we continue to learn more from our consumers and use this knowledge to help our brands improve execution at retail.

EverGrain

EverGrain, launched in 2020, is a sustainable ingredient business that aims to revolutionize the use of leftover barley from our brewing process to deliver highly nutritious, great-tasting barley protein and ingredients. Historically, we only extracted carbohydrates from our barley, leaving behind nutrient-rich protein and fibers. Every year our breweries produce approximately 1.4 million tons of saved grain with nutritional value. This gives us a unique opportunity to upcycle our used barley. We have acquired or developed, through years of research and development, the proprietary technology behind EverGrain to extract the proteins and fibers from those saved grains to create high-quality, plant-based ingredients.

In 2022, we opened a new production facility in St. Louis that is expected to produce sustainable, innovative barley protein ingredients.

BioBrew

The application of biotechnology to food and beverage production presents an exciting opportunity to meet the growing global need for safe, sustainable animal-free protein. Through BioBrew, a technology platform, we are exploring opportunities to apply large-scale fermentation and processing expertise beyond beer. By partnering with precision fermentation specialists and using our collective fermentation assets, we are working to develop high-margin, value-added products.

ZX Ventures

ZX Ventures is our global investment and innovation group. ZX Ventures is focused on seeding and launching beverages of the future and building, investing in and scaling new ventures outside of our core business. ZX Ventures coordinates with other departments and/or business units in respect of its investments and operations and the responsibility for overseeing and managing such investments is at times transferred to other business units by ZX Ventures.

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

•

EMEA: Austria, Belgium, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Spain, Switzerland, the United Kingdom, Botswana, Ghana, Lesotho, Mozambique, Namibia, Nigeria, South Africa, Swaziland, Tanzania, Uganda and Zambia and other African, European and Middle East countries;

•	Asia Pacific: China, India, Japan, New Zealand, South Korea, Vietnam and other South Asian and Southeast Asian countries; and

•	Global Export and Holdings Companies.

The table below sets out our total volumes broken down by business segment for the periods shown:

	2022		2021		2020
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	103	17.3%	107	18.4%	107	20.2%
Middle Americas	148	24.8%	141	24.3%	121	22.8%
South America	164	27.6%	157	26.9%	144	27.1%
EMEA	91	15.3%	87	14.9%	76	14.3%
Asia Pacific	89	15.0%	88	15.2%	82	15.4%
Global Export and Holding Companies	1	0.2%	2	0.3%	1	0.2%
Total	595	100.0%	582	100.0%	531	100.0%

See “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products” for a breakdown between our beer and non-beer volumes and revenue. On an individual country basis, our principal markets, during the year ended 31 December 2022, in alphabetical order, were Argentina, Belgium, Brazil, Canada, China, Colombia, Ecuador, Mexico, Nigeria, Peru, South Africa, South Korea and the United States, with each market having its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well-placed to address changing consumer needs in the various categories (premium, core and value) within any given market.

4.	COMPETITION

We believe our largest competitors are Heineken, Carlsberg, CR Snow and Molson Coors Brewing Company based on information from the Plato Logic Limited report for the calendar year 2021 (published in December 2022).

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

We have participated in this consolidation trend and grown our international footprint through a series of mergers and acquisitions, described in “—A. History and Development of the Company,” which include:

•	the acquisition of Beck’s in 2002;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the combination with Anheuser-Busch Companies in November 2008;

•	the combination with Grupo Modelo in June 2013; and

•	the combination with SAB in October 2016.

The 10 largest brewers in the world in 2021 in terms of volume are as set out in the table below.

1	AB InBev	515
2	Heineken	262
3	Carlsberg	129
4	CR Snow	111
5	Molson Coors Brewing Company	81
6	Tsingtao (Group)	79
7	Asahi	69
8	EFES	37
9	Beijing Yanjing	36
10	Castel	34

Note:

(1)

Source: Plato Logic Limited report for the calendar year 2021 (published in December 2022). Volumes are based on calculations on total volumes of majority-owned subsidiaries, also licensed brewing. Our own beer volumes for the year ended 31 December 2022 were 522 million hectoliters and 512 million hectoliters for the year ended 31 December 2021.

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

The first step in the brewing process is making wort by mixing malt with warm water and then gradually heating it in large mash tuns to dissolve the starch and transform it into a mixture, called “mash,” of maltose and other sugars. The spent grains are filtered out and the liquid, now called “wort,” is boiled. Hops are added at this point to give a special bitter taste and aroma to the beer. The wort is boiled to sterilize it, and extract the desired flavor and bitterness from the hops. Cooling follows, using a heat exchanger. The hopped wort is saturated with air, or oxygen, essential for the growth of the yeast in the next stage.

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

Raw Materials and Packaging

The main raw materials used in our beer and other alcoholic malt beverage production are malted barley, rice, corn, hops, yeast and water. In some of our regions, such as in Africa, locally sourced agricultural products such as sorghum or cassava are used in place of malted barley. For non-beer production (mainly carbonated soft drinks) the main ingredients are flavored concentrate, fruit concentrate, sugar, sweetener and water. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, aluminum can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

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

We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 27 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022, for further details on commodities hedging.

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

Beverage Production Facilities

Our beverage production facilities comprised 219 breweries and/or non-beer plants as of 31 December 2022 spread across our regions. Of these 219 plants, 162 produced only beer and other alcoholic malt beverages, 18 produced only soft drinks and 39 produced beer, other alcoholic beverages and soft drinks. Except in limited cases (for example, our Hoegaarden brewery in Belgium), our breweries are not dedicated to one single brand of beer.

This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our business segments (excluding Global Export and Holdings Companies) in 2022, the number of our beverage production plants (breweries and/or non-beer drink plants) as well as the plants’ overall capacity.

		2022 Volumes(1)(3)		Annual engineering capacity as of 31 December 2022
Business Segment	Number of plants as of 31 December 2022(3)	Beer and Beyond Beer (khl)	Non-Beer (khl)(2)	Beer and Beyond Beer (khl)	Non-Beer (khl)(2)
North America	38	97,994	4,680	125,689	0
Middle Americas	33	123,615	24,009	151,698	32,219
South America	50	121,127	43,192	146,094	60,716
EMEA	48	89,459	1,321	121,071	1,483
Asia Pacific	50	88,868	30	159,060	23
Total	219	521,064	73,232	703,614	94,442

Notes:

(1)	Reported volumes.
(2)	The non-beer category includes soft drinks and certain other beverages.
(3)	Excludes our joint ventures and assets where we are not the majority owner.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2022.

Type of plant / facility	Number of plants / facilities(1)	Countries in which plants / facilities are located(1)
Malt plants	19	Argentina, Brazil, Colombia, Ecuador, Mexico, Peru, South Africa, South Korea, Uganda, United States, Uruguay, Zambia
Rice and corn grits mill	6	Argentina, Bolivia, Peru, United States
Farm and agriculture	3	Germany, United States, South Africa
Hop pellet plant	1	Argentina
Glass bottle plants	4	Brazil(2), Mexico, Paraguay
Crown and closure plants	4	Argentina, Brazil, Colombia, Mexico
Label plants	2	Brazil, Colombia
Can plants	8	Brazil, Bolivia, Mexico, United States
Can lid manufacturing plants	2	United States
Crown and closure liner material plants	1	United States
Soft drink concentrate plants	4	Brazil
Yeast plants	1	Brazil
Other	1	United States

Total	56

Notes:

(1)	Excludes plants and facilities owned by joint ventures and assets where we are not the majority owner.
(2)	In January 2023, we began construction of a new glass bottle plant in Brazil, which is expected to be completed in 2024.

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

For example, in 2022, we invested in additional brewing, packaging and distribution capacities in multiple countries including China, India, Brazil, Chile, Mexico, Dominican Republic, Colombia, Zambia, South Africa, the United States, the United Kingdom, Belgium and others to meet our future demand expectations in these countries or for export volumes.

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

Logistics

Our logistics organization is composed of (i) a first tier, which comprises all inbound flows into the plants of raw materials and packaging materials and all outbound flows from the plants into the second drop point in the chain (for example, distribution centers, warehouses, wholesalers or key accounts), (ii) a second tier, which comprises all distribution flows from the second drop point into the customer delivery tier (for example, pubs or retailers) and more recently (iii) our own last mile delivery as part of our direct-to-consumer offerings, for example Zé Delivery in Brazil and TaDa Delivery across Latin America.

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

We depend on effective distribution networks to deliver products to our customers. We review our focus markets for distribution and licensing agreements on an annual basis. The focus markets will typically be markets with a substantial premium category and with reliable and strong partners (brewers and/or importers). Based on these criteria, focus markets are then chosen.

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

The products we brew in the United States are sold to 391 wholesalers with the exclusive right to carry our products within a designated territory, for resale to retailers, with some entities owning more than one wholesalership. As of the end of 2022, we owned 11 of these wholesalers and the remaining wholesalers are independent businesses.

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

•

Anadolu Efes has the right to brew and sell Bud in Turkey. For more information, see “Item 5. Operating and Financial Review—G. Contractual Obligations and Contingencies—Contractual Obligations.” We also sell various brands, including Budweiser, by exporting from our license partners’ breweries to other countries.

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

•

On 30 March 2018, following the merger of our businesses in Russia and Ukraine with Anadolu Efes, we granted the right to brew and/or distribute several of our brands to our associate, AB InBev Efes in which we own a 50% non-controlling stake and which we do not consolidate. On 11 March 2022, we announced that we have requested Anadolu Efes to suspend the license granted to AB InBev Efes for the production and sale of Bud in Russia. See “Item 3. Key Information—D. Risk Factors—Financial Risks—Our business, financial performance and results of operations have been, and may continue to be, adversely affected by the continuation and consequences of the ongoing conflict between Russia and Ukraine”, and note 16 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 included in this Form 20-F for further details regarding our investment in AB InBev Efes.

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

•	The Stella Artois, Beck’s and Beck’s Vier brands are perpetually licensed to a subsidiary of Heineken in Australia.

•

In Europe, certain third parties have the right to brew and/or distribute some of our brands such as Mahou San Miguel in Spain (excluding the Canary Islands) and C&C in Scotland, Northern Ireland and Ireland.

We also manufacture and distribute Brahma, a brand owned by our Brazilian listed subsidiary, Ambev, in Peru and other third-party brands, such as Kirin in the United States. Compañía Cervecera de Canarias (in the Canary Islands) has an agreement to distribute Guinness in the Canary Islands. Ambev and some of our other subsidiaries have entered into manufacturing and distribution agreements with PepsiCo. Major brands that are distributed under this agreement are Pepsi-Cola, Lipton Ice Tea, H2OH! and Gatorade. See “—2. Principal Activities and Products—Non-Beer—Non-Alcohol Beverages” for further information in this respect. Ambev and some of our other subsidiaries also have license agreements with us which allow them to exclusively produce, distribute and market Beck’s and Stella Artois in Latin America and Canada, and Budweiser in Brazil, Canada and Argentina. Ambev also distributes Budweiser in Paraguay, Guatemala, the Dominican Republic, El Salvador, Nicaragua, Uruguay and Chile and Corona products in Latin America and Canada.

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

Intellectual Property

Our intellectual property portfolio mainly consists of trademarks, patents, registered designs, copyrights, know-how and trade secrets. This intellectual property portfolio is managed by our internal legal department, in collaboration with a selected network of external intellectual property advisers. We place importance on achieving close cooperation between our intellectual property team and our marketing and research and development teams. An internal stage gate process promotes the protection of our intellectual property rights, the swift progress of our innovation projects and the development of products that can be launched and marketed without infringing any third party’s intellectual property rights. A project moves on to the next step of its development after the necessary verifications (e.g., availability of trademark, existence of prior technology/earlier patents and freedom to market) have been carried out. This internal process is designed to ensure that financial and other resources are not lost due to oversights in relation to intellectual property protection during the development process.

Our patent portfolio is carefully built to gain a competitive advantage and support our innovation and other intellectual assets. We currently have more than 230 pending and granted patent families, each of which covers one or more technological inventions. The extent of the protection differs between technologies, as some patents are protected in many jurisdictions, while others are only protected in one or a few jurisdictions. Our patents may relate, for example, to brewing processes, improvements in production of fermented malt-based beverages, treatments for improved beer flavor stability, non-alcoholic beer development, filtration processes, beverage-dispensing systems and devices, can manufacturing processes, beer packaging or novel uses for brewing materials and disruptive technologies.

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Certain of our operations depend on independent distributors or wholesalers to sell our products, and we may be unable to replace distributors or acquire interests in wholesalers or distributors. In addition, we may be adversely impacted by the consolidation of retailers,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— Negative publicity regarding perceived health risks, failure to provide safe working environments and associated government regulation may harm our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operations in Cuba may adversely affect our reputation and the liquidity and value of our securities” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

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

Many beer drinking occasions are closely related to the ability of people to gather, therefore they are susceptible to the type of restrictions governments implement to respond to pandemics, as evidenced during the COVID-19 pandemic. These restrictions typically entail the shortening of hours or temporary enforced closures of retail outlets, mostly limited to restrictions on on-trade outlets. The extent of restrictions usually depends on a variety of factors, including the prevalence of the disease and governmental concerns regarding the impact of the restrictions on the overall wellbeing of the population.

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

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a substantial proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 16 per barrel (equivalent to approximately 117 liters) for the first 6 million barrels of beer sold for consumption in the United States and then USD 18 per barrel for every barrel thereafter. All states also levy excise taxes on alcoholic beverages. Proposals have been made to increase excise taxes in some states. Every year, several countries introduce proposals to increase beer excise taxes. Rising excise duties can drive up our pricing to the consumer, which in turn could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to adverse changes in taxation and other tax-related risks.”

Our products are generally sold in glass or PET bottles or aluminum or steel cans. Legal requirements apply in various jurisdictions in which we do business, requiring that deposits or certain eco-taxes or fees are charged for the sale, marketing and use of certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other types of beverage-container-related deposit, recycling, eco-tax and/or extended producer responsibility statutes and regulations also apply in various jurisdictions.

We are subject to different environmental legislation and controls in each of the countries in which we operate. Environmental laws in the countries in which we operate mostly relate to (i) the conformity of our operating procedures with environmental standards regarding, among other things, the emission of gas and liquid effluents, (ii) the disposal of one-way (that is, non-returnable) packaging and (iii) noise levels. We believe that the regulatory climate in most countries in which we do business is becoming increasingly strict with respect to environmental issues and expect this trend to continue in the future. Achieving compliance with applicable environmental standards and legislation may require plant modifications and capital expenditures. Laws and regulations may also limit noise levels and the disposal of waste, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations that require polluters or site owners or occupants to clean up contamination.

The amount of dividends payable to us by our operating subsidiaries is, in certain countries, subject to exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. See also “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Transfers from Subsidiaries” and “Item 3. Key Information—D. Risk Factors—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.”

Iran-Related Required Disclosure

The Iran Threat Reduction and Syria Human Rights Act of 2012 requires disclosure of certain activities relating to Iran by AB InBev or its affiliates that occurred during our 2022 fiscal year. Anadolu Efes, our affiliate, has a licensing agreement with an Iranian company for the production of non-alcoholic beer in Iran. Pursuant to that licensing agreement, Anadolu Efes will receive EUR 34,380 (USD 36,122) in gross revenue for 2022, from which it expects to record no net profit. Anadolu Efes plans to continue its licensing arrangement.

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

Our stated purpose is that We Dream Big to Create a Future with More Cheers. In all we do, we strive to ensure that we produce the highest-quality products, provide the best consumer experience, and maximize shareholder value by building the strongest competitive and financial position.

Through our reach, resources and energy, we are addressing the needs of our communities through:

•	Promoting smart drinking;

•	Improving environmental resilience and promoting inclusive growth;

•	Increasing workplace safety;

•	Business ethics; and

•	Disaster response across communities.

Promoting smart drinking

We believe beer is part of celebrating life throughout the world and a major engine of economic activity. Data from the World Health Organization (“WHO”) shows that the harmful consumption of alcohol has decreased globally over the last decade. As the world’s leading brewer, we are committed to helping our consumers make smart choices while enjoying our products, and aim to use the core strengths of our business and invest in evidence-based initiatives to promote “Smart Drinking”.

Smart Drinking focuses on four key areas, each with established goals:

•	Social norms marketing

•	Multi-year pilots

•	Product portfolio

•	Labeling

Social Norms Marketing

Research indicates that it is possible to improve individual patterns of consumption by reminding consumers that moderation and control are the group norms. Social norms marketing is a combination of evidence-based techniques proven to promote specific positive behaviors. Through social norms marketing, we aim to improve consumption patterns by promoting social norms that produce positive outcomes. Our social norm efforts are built around the following programs:

•

Investing in social norms marketing campaigns and programs: In 2015, we committed to invest USD 1 billion across our markets in dedicated social marketing campaigns and related programs by the end of 2025. We are on track to meet our goal by 2025, with investment of approximately USD 700 million through 2022.

•

Adhering to a clear code of Responsible Marketing and Communications (“RMCC”): The RMCC sets the standards for our marketing and commercial communication worldwide to ensure that our commercial communications are aimed only at individuals above the legal drinking age and are carried out in a socially responsible manner. Our Sales, Marketing, Legal and Corporate Affairs colleagues, contractors, and agencies are trained periodically in matters related to the RMCC.

•

Establishing Digital Guiding Principles: In 2014, we worked with the International Alliance for Responsible Drinking (IARD) and the World Federation of Advertisers (WFA) to develop a set of standards for responsible digital marketing. They are called the International Digital Guiding Principles (IDGP) and include age affirmation mechanisms, site transparency, user generated content regulation, forward advice notice and a responsible drinking message.

Multi-Year Pilots

We believe we need to work with communities to reduce harmful drinking and offer impactful evidence-based interventions. After running our Smart Drinking City Pilots for five years which aimed to identify best practices that could be scaled up, we have identified three interventions that we believe can be most impactful in helping to reduce the harmful effects of drinking and are working on making these tools accessible and scalable.

•

Responsible Beverage Service Trainings: Responsible Beverage Service (RBS) is a training program for community point-of-sale professionals, such as bar keepers and servers, which aims to promote positive consumer behaviors.

•

Screenings and Brief Interventions: Screening and Brief Intervention (SBI) is a preventive program that measures an individual’s drinking pattern during outpatient or wellness visits and motivates those identified as being at risk of harmful consumption of alcohol to change their behavior.

•

Road Safety Initiatives: We support the United Nations goal to halve the number of road traffic fatalities by 2030 and invest in innovative programs to improve road safety and reduce injuries and fatalities from traffic collisions. In 2022, we renewed and expanded our partnership with United Nations Institute for Training and Research (UNITAR) to improve road safety. We continue to work with Together for Safer Roads, a private-sector coalition focused on improving road safety, and are working on a fleet safety program for smaller commercial fleet operators.

In partnership with local experts, governments and the AB InBev Foundation, we are currently supporting 67 programs across 25 countries using the evidence-based techniques we tested in our City Pilots.

Providing choice in our product portfolio

In 2015, we set the goal of expanding our NABLAB volumes to represent 20% of our global beer volume by the end of 2025.

Our NABLAB goal used a threshold for low-alcohol beer of 3.5% alcohol by volume (ABV). In 2022, 6.1% of our global beer volume met this threshold. While we are not on track to meet our NABLAB goal by 2025, we are making progress on our ambition, in line with WHO Global Alcohol Action Plan’s (GAAP) calls for increasing NABLAB alternatives. Our lower-alcohol alternatives, when measured against the typical 5% ABV for beer, are a larger part of our portfolio, with products at 4.5% ABV or below, including no-alcohol beer (NAB), representing 52% of our portfolio.

We are encouraged by the evolution of the NAB segment which is the fastest-growing beer category in the industry worldwide, and believe our NAB portfolio is well positioned to capitalize on this trend with 30 brands spanning across 42 countries.

Labeling

Our labels and secondary packaging are a key touchpoint with consumers. Many countries do not require guidance labels. However, as part of our voluntary guidance labeling initiative, in 26 countries (which represent approximately 50% of our global volumes) where there is currently no legal mandate for legal warnings, we have updated our label designs on our primary product packaging to provide actionable advice to consumers.

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

Since launching, the 100+ Accelerator has worked with 116 startups from 33 countries. We are proud of the diverse range of startups and founders that our Accelerator has brought together. In 2020, we announced our partnership with One Young World to search for the most impactful women-led enterprises that are tackling sustainability challenges. Of the 46 startups selected to join our fourth cohort in 2022, 18 are women-founded startups.

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

Our BEES platform is bringing the power of digital to small- and medium-sized retailers, making their lives easier and their businesses more profitable. The impact of the platform goes beyond business development – across different initiatives, support is provided to the communities that BEES serves. For example, Mi Negocio is a tool within the BEES app that provides retailers with access to best-in-class business leadership tutorials in the form of videos, podcasts and articles written by industry experts. Today, there are more than 3.1 million small- and medium-sized retailers in 19 countries using the BEES platform.

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

Creating resilient agricultural supply chains

About half of our malt barley is locally sourced to reduce the risk of supply chain disruption and exposure to currency volatility, while boosting rural economies and strengthening agriculture. In 2022, we continued to build resilient agricultural systems, by working with over 23,000 farmers across 14 countries to support the growth of our six priority crops: barley, cassava, hops, maize, rice and sorghum. We have put in place programs and partnerships to ensure that our farmers have access to good seed varieties and technical training (skilled), improved insights and data (connected), and the ability to invest in and grow their business (financially empowered). SmartBarley has been our primary agricultural technology program since 2013, currently live in 8 countries. In 2022, we further developed our yield and quality prediction models with our technology partner Sentera, leveraging crop management data from SmartBarley with weather and satellite data. We also continued to implement our soil health framework, launched in 2020 in partnership with The Nature Conservancy, to provide a path for our agronomists and researchers to design and measure the impact of soil health, water and biodiversity initiatives in the field. The framework creates a common set of goals and a suite of agronomic practices and implementation strategies that our teams can tailor for the local context.

Supporting Smallholder Farmers

Agriculture is a critical source of income and livelihoods in a number of markets in Africa and Latin America, where we have pioneered the use of under-commercialized local crops to create new affordable beer brands – like Eagle Lager, made with local sorghum in Uganda, and Nativa, made with local cassava in Colombia. This strategy allows us to reach new consumers while increasing incomes for local smallholder farmers. After an initial pilot in Zambia with positive results in 2018, in 2019 we partnered with a startup called BanQu to employ an SMS-based service backed by blockchain to record purchasing and sales data of our supply chain, offering farmers a digital financial identity as well as sending digital payments and reducing cash transactions, and thereby lowering risk to our farmers. In 2020, we continued to grow our partnership with BanQu by scaling reach and increasing capabilities in markets like Zambia and Uganda where the platform has been operating for several crop seasons. We have since rolled out the platform to our smallholder programs in Tanzania, Colombia and Ecuador. Through distributed ledger technology, the platform gives us better visibility of farmers in our supply chain and gives farmers greater security in the delivery and payment process while also creating an economic identity for them that will allow for greater access to formal financial services.

Stella Artois and Water.org

The Stella Artois Buy A Lady A Drink initiative was launched in 2015 in partnership with Water.org. Each purchase of a limited-edition Stella Artois chalice helped provide one woman in the developing world with five years of clean water. In 2022, Stella Artois announced a new generative art NFT project called The Drop Artois, with proceeds from the sale of water-themed NFTs going to Water.org to fund safe water access projects. Through its partnership with Water.org, Stella Artois is helping provide millions of people in the developing world with access to clean, safe water. Stella Artois supports the work of Water.org through direct donations and sale of special edition products.

Watershed Protection

We continue to scale our water stewardship efforts by engaging in watershed protection measures, in partnership with local stakeholders, in high- stress areas across Argentina, Bolivia, Brazil, Colombia, El Salvador, India, Mexico, Mozambique, Namibia, Peru, South Africa, Tanzania, Uganda, the United States and Zambia. Together with local authorities, other water users, and non-governmental organizations like the WWF and The Nature Conservancy, we have devoted financial and technical resources to green infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts, and soil conservation techniques. To address the challenges specific to the local context, we have developed and implemented a comprehensive watershed management process at sites located in water-stressed areas. We are taking a results-based approach and have established baselines for measurement and tracking techniques based on pilot initiatives in a number of our high-risk communities. To date we have invested in long-term solutions across 36 sites where we seek to increase water security and improve water quality and availability for our communities and operations.

Renewable Energy

We are one of the world’s largest corporate buyers of electricity and a member of the global corporate renewable energy initiative RE100 and we are committed to sourcing 100% of our purchased electricity from renewables in order to reduce our carbon emissions and long-term energy cost, improve air quality and create jobs in the renewable energy industry. As members of the RE100, we follow the initiatives guidelines with our renewable electricity sources coming from solar, wind, biomass, biogas, geothermal and water. We also follow RE100 guidelines on energy generation, leveraging self-generated energy through either on-site installations or off-site PPAs. In 2020 we signed new renewable electricity contracts in China, El Salvador, Guatemala, Panama, Peru and U.K. In 2021, we celebrated the early achievement of reaching 100% renewable electricity in the United States from solar and wind power. In 2022, we announced the opening of our solar park near Granada, Spain, which is expected to generate green electricity.

Recycling

We are driving and protecting the circular economy of our industry by increasing the amount of reused or recycled materials in our packaging and recovering more post-consumer waste. We aim to work with partners, suppliers and retailers across our value chain in this effort. Packaging, such as returnable glass bottles, is an important component of this effort, and increasing recycling, recovery and reuse also helps avoid loss of value. In 2022, our Brazilian brewery Cervejaria Colorado introduced glass bottles made from 100% recycled material to the local market; no virgin glass is used in the manufacturing process of these glass bottles, significantly reducing energy consumption and GHG emissions during production.

Other Initiatives

We routinely engage with stakeholders including NGOs, academic institutions and local communities to understand and benefit from their perspectives on sustainable development along brewing value chains. We recognize the critical role that companies can play in addressing some of the world’s most pressing sustainability challenges, such as climate change and water scarcity. We are a signatory to the CEO Water Mandate, a public/private initiative of the United Nations Global Compact, which focuses on developing corporate strategies to address global water issues. We actively work to better understand and manage climate change and water risks across our supply chain and publicly report our risks and opportunities to CDP (formerly the Carbon Disclosure Project).

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

Energy conservation has been a strategic focus for us for many years, especially with the unpredictable cost of energy and evolving climate change regulations. Our continued progress is based on the importance we place on sharing best technical and management practices across our operations. We publicly report our risks and opportunities related to climate change to CDP.

Increasing workplace safety

We are committed to creating a safe work environment. We encourage employees and contractors to follow safe practices and make healthy choices in our workplaces and local communities.

Business ethics

Our leaders set the tone, driving ethical behavior at our company. We expect them to deliver results and to inspire our colleagues through passion for brewing and a sense of ownership. Most importantly, we never take shortcuts. Integrity, hard work, quality and responsibility are essential to our growth.

Human Rights

We understand that respecting human rights is fundamental to creating healthy, thriving communities. As a global business with extended, local value chains, we recognize that human rights impacts can arise in any country. We have been a signatory to the United Nations Global Compact since 2005 and our approach to human rights is based on the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. Through our policies and processes we aim to identify possible human rights impacts and develop plans that prevent, address or mitigate negative impacts. We continue to participate in industry and NGO initiatives that seek to improve business’ approach to respecting human rights.

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

In 2022, to celebrate Global Smart Drinking Week, we launched a new Smart Drinking campaign called “The Art of Drinking”. Moving beyond traditional awareness messaging, the campaign positions Smart Drinking as a social norm and tells the story of how Smart Drinking can lead to special occasions that feel like art. Social media, traditional medial channels, and events around the world helped us engage with colleagues and consumers, raising awareness about Smart Drinking and associated tips to reduce harmful consumption through the “Art of Drinking”.

Disaster Response Across Communities

In 2022, in addition to the COVID-19 pandemic, hurricanes, floods, earthquakes, wildfires and other natural disasters struck with great force in many communities. We supported disaster relief and recovery efforts, mainly through emergency drinking water donations and provision of funds, such as:

•	Providing 50,000 cans of drinking water to aid victims of flash flooding in St. Louis in the United States;

•	Delivering 96,000 cans of clean drinking water to support communities in Halifax and Pictou in Canada;

•	Producing and donating over 775,000 cans of emergency drinking water to people in need during crises in China;

•	Donating 3 million cans of emergency drinking water to Ukraine and surrounding refugee relief areas in support of humanitarian relief efforts; and

•

Launching Chernigisvke, Ukraine’s most-loved beer brand, in 14 markets globally, with proceeds benefitting humanitarian relief for the people of Ukraine. We donated 5 million USD to support this initiative.

C.	ORGANIZATIONAL STRUCTURE

Anheuser-Busch InBev SA/NV is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2022) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC One Busch Place St. Louis, MO 63118	Delaware, U.S.A.	100%	100%
Ambev S.A. Rua Dr. Renato Paes de Barros 1017 3° Andar Itaim Bibi São Paulo, Brazil	Brazil	61.77%	61.77%
Budweiser Brewing Company APAC Limited Suites 3012-16, Tower Two 1 Matheson Street, Causeway Bay Hong Kong	Cayman Islands	87.22%	87.22%
Cervecería Modelo de México, S. de R.L. de C.V. Cerrada de Palomas 22, 6th Floor, Reforma Social Miguel Hidalgo 11650 Mexico City, Mexico	Mexico	100%	100%
ABI SAB Group Holding Limited Bureau, 90 Fetter Lane London EC4A 1EN, United Kingdom	United Kingdom	100%	100%

For a more comprehensive list of our most important financing and operating subsidiaries, see note 34 of our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

D.	PROPERTY, PLANTS AND EQUIPMENT

For a further discussion of property, plants and equipment, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business — Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs,” “—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Capacity Expansion,” “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Capital Expenditures” and “Item 5. Operating and Financial Review—I. Outlook and Trend Information.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW

The following is a review of our financial condition and results of operations as of 31 December 2022 and 2021, and for the three years ended 31 December 2022, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

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

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, energy prices, interest rates, government policies, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. Increasing inflationary pressures may result in significant increases to our expenses, including direct materials, wages, energy, and transportation costs. In cases of sustained and elevated inflation across several of our key markets, it may be difficult to effectively manage the increases to our costs and we may not be able to pass these increased costs to our customers. A number of our key markets, including the U.S., Europe and China, have experienced unfavorable macroeconomic conditions recently, which could have a material adverse effect on the demand for our products. Furthermore, as a substantial proportion of our operations are carried out in developing markets, any general decline in developing markets as a whole could impact us disproportionately compared to our competitors with less exposure to developing markets.

Markets across the world experienced significant inflationary pressures in 2022 and inflation rates in countries in which we operate are currently expected to continue at elevated levels for the near-term. The level of inflation has been particularly significant in our South America region and in certain countries within the EMEA region. In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018 (see “—Foreign Currency”). As measured by the Instituto Nacional de Estadística y Censos, Argentine inflation was approximately 94.8% in 2022. Consequently, a central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

In addition to affecting demand for our products, the general economic conditions described above may cause consumer preferences to shift between on-trade consumption channels, such as restaurants and cafés, bars, sports and leisure venues and hotels, and off-trade consumption channels, such as traditional grocery stores, supermarkets, hypermarkets and discount stores. Products sold in off-trade consumption channels typically generate higher volumes and lower margins per retail outlet than those sold in on-trade consumption channels, although on-trade consumption channels typically require higher levels of investment. The relative profitability of on-trade and off-trade consumption channels varies depending on various factors, including costs of invested capital and the distribution arrangements in the different countries in which we operate. A shift in consumer preferences towards lower-margin products may also adversely affect our price realization and profit margins.

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in the start-up or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2022 and 2021 are described below. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 included in this Form 20-F.

On 11 March 2022, we announced that we are forfeiting all financial benefits from the operations of AB InBev Efes, in which we own a 50% non-controlling stake and which we do not consolidate. On 22 April 2022, we announced our decision to sell our non-controlling interest in AB InBev Efes and that we are in active discussions with our partner, Anadolu Efes to acquire this interest. As a result, we derecognized the investment in AB InBev Efes and reported a USD 1,143 million non-cash impairment charge in exceptional share of results of associates as of 30 June 2022. See also note 16 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 included in this Form 20-F for details regarding non-cash impairment on investments in associates.

Following the combination with SAB in 2016, we decided to maintain the SAB Zenzele share-scheme (“Zenzele Scheme”), the broad-based black economic empowerment (“B-BBEE”) scheme, which provided opportunities for black South Africans, including employees (through the SAB Zenzele Employee Trust), SAB retailers (through SAB Zenzele Holdings Limited) and the SAB Foundation, to participate as shareholders of our indirect subsidiary, South African Breweries Pty Ltd (SAB). The Zenzele Scheme, originally implemented by SAB in 2010 as a 10-year scheme, was amended at the time of the combination with SAB and matured on 31 March 2020. As part of the combination with SAB in 2016, we made a commitment to the South African Government and Competition Authorities to create a new B-BBEE scheme upon maturity of the Zenzele Scheme.

Obligations to the SAB Foundation and the employees as beneficiaries of the SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the outbreak of the COVID-19 pandemic, the remaining settlement (22.6%) was postponed and was performed on 28 May 2021, when the new scheme, Zenzele Kabili, was created.

5.1 million Treasury shares were used for the settlement of part of the prior and the new B-BBEE schemes (based on the AB InBev share price and the ZAR to Euro exchange rate as at 24 May 20211). The new Zenzele scheme arrangement met the criteria under IFRS 2 to be classified as equity settled. The IFRS 2 charge for the period is reported in exceptional items – for further details regarding the IFRS 2 charge, see note 8 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 included in this Form 20-F.

During 2021 and 2022, we undertook a series of additional acquisitions and disposals with no significant impact to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 included in this Form 20-F (collectively, the “2021 and 2022 acquisitions and disposals”).

[1]	Calculated based on the closing share price of EUR 62.26 per share as at 24 May 2021 and an exchange rate of ZAR 17.0064 to EUR 1.00 as at 24 May 2021.

We may also acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Brazilian Tax Credits

In the year ended 31 December 2022, our subsidiary Ambev recognized USD 201 million income in Other operating income related to tax credits in Brazil (2021: USD 226 million). Additionally, Ambev recognized USD 168 million of interest income in Finance income for the year ended 31 December 2022 (2021: USD 118 million) related to these credits.

Consumer Preferences

We are a consumer products company, and our results of operations largely depend on our ability to respond effectively to shifting consumer preferences. Consumer preferences may shift due to a variety of factors, including changes in demographics, changes in social trends, such as consumer health concerns, product attributes and ingredients, changes in travel, weather, vacation or leisure activity patterns, or negative publicity resulting from regulatory action, litigation, our sponsorship relations or campaigns by activists.

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

The main raw materials used in our beer and other alcoholic malt beverage production are malted barley, corn, rice, hops, yeast and water, while those used in our non-beer production are flavored concentrate, fruit concentrate, sugar, sweetener and water. In some of our regions, such as in Africa, locally-sourced agricultural products, such as sorghum or cassava, are used in place of malted barley. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

The price of the raw and packaging materials that we use in our operations is determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, the capacity utilization of our suppliers, inflation, currency fluctuations, end-user demand, governmental regulations including tariffs, and legislation affecting agriculture and trade. We are also exposed to increases in fuel and other energy prices through our own and third-party distribution networks and production operations. Furthermore, we are exposed to increases in raw material transport costs charged by suppliers. We experienced higher commodity and logistics costs during 2022, which may continue.

The prevailing geopolitical instability and sustained inflation (including as a result of the ongoing conflict between Russia and Ukraine) have resulted in increased pressure on the supply chain and increased energy costs, which may increase the cost of manufacturing, selling and delivering our products. Increases in the prices of our products could affect demand among consumers, and, thus, our sales volumes and revenue. Even though we seek to minimize the impact of such fluctuations through financial and physical hedging, the results of our hedging activities may vary across time.

As further discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” we use both fixed-price purchasing contracts and commodity derivatives to minimize our exposure to commodity price volatility when practicable. Fixed-price contracts generally have a term of one to two years, although a small number of contracts have a term up to five years. See “Item 4. Information on the Company—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Raw Materials and Packaging” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and Our Activities—Risks Relating to Our Business Activities and Industry—We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties or their failure to meet their obligations to us could negatively affect our business” for further details regarding our arrangements for sourcing of raw and packaging materials.

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

Excise Taxes

Taxation on our beer, other alcoholic beverage and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For further discussion of excise taxes and the risk of increased tax rates, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and Our Activities—Legal and Regulatory Risks—We may be subject to adverse changes in taxation and other tax-related risks”.

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

Any change in the exchange rates between our operating companies’ functional currencies and our reporting currency affects our consolidated income statement and consolidated statement of financial position when the results of those operating companies are translated into the reporting currency for reporting purposes as translational exposures are not hedged. Assets and liabilities of foreign operations are translated to the reporting currency at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflation economies, are translated to the reporting currency at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity into the reporting currency at year-end are taken to other comprehensive income (that is, in a translation reserve). In May 2018, the Argentinean peso underwent a severe devaluation resulting in Argentina’s three-year cumulative inflation exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018. Under IAS 29, the non-monetary assets and liabilities are stated at historical cost and the equity and income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. These re-measured accounts are used for conversion into U.S. dollar at the period closing exchange rate. As a result, the balance sheet and net results of subsidiaries operating in hyperinflationary economies are stated in terms of the measuring unit current at the end of the reporting period.

Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit. During 2022, several currencies, such as the Argentinean peso, the Chinese yuan, the Colombian peso, the Euro and the South African rand depreciated against the U.S. dollar, while other currencies, such as the Brazilian real and the Mexican peso, appreciated against the U.S. dollar. Our total consolidated revenue was USD 57.8 billion for the year ended 31 December 2022, an increase of USD 3.5 billion compared to the year ended 31 December 2021. The negative impact of unfavorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2022 was USD 2.1 billion, primarily as a result of the impact of the currencies listed above.

For further details regarding the currencies in which our revenue is realized and the effect of foreign currency fluctuations on our results of operations, see “—F. Impact of Changes in Foreign Exchange Rates” below.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and Our Activities—Financial Risks—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and Our Activities—Market Risks—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.”

Widespread Health Emergencies

Our results of operations have been and may continue to be negatively impacted by public health crises and global pandemics (or concerns over the possibility of such a crisis), such as the COVID-19 pandemic and the actions taken in response to it, which can cause a decline in consumer demand for our products. See “Item 3. Key Information—D. Risk Factors” for further details regarding the effects of the COVID-19 pandemic on our business.

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

Based on 2022 information, for example, we realized 47% of our total 2022 volumes in South America in the second and third quarters, compared to 53% in the first and fourth quarters of the year, whereas in North America, we realized 54% of our sales volume in the second and third quarters, compared to 46% in the first and fourth quarters. Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above. Furthermore, for part of 2022, consumption patterns in the Asia Pacific region were significantly impacted by the COVID-19 pandemic and the implementation of restrictions in China, which affected normal seasonality of consumption of our products.

B.	SIGNIFICANT ACCOUNTING POLICIES

For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 included in this Form 20-F.

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

Summary of Changes in Accounting Policies

Effective 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs will be reported in exceptional net finance income/(cost). As a result, we will discontinue disclosing basic EPS before exceptional items and diluted EPS before exceptional items as separate metrics from the first quarter of 2023.

In the year ended 31 December 2022, our subsidiary Ambev recognized USD 201 million income in Other operating income related to tax credits in Brazil (2021: USD 226 million). Additionally, Ambev recognized USD 168 million of interest income in Finance income for the year ended 31 December 2022 (2021: USD 118 million) related to these credits.

To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing our consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022. A number of amendments to standards effective for annual periods beginning after 1 January 2022 have not been discussed either because of their non-applicability or immateriality to our consolidated financial statements.

For additional information, see note 3 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

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

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deduction from revenue recorded by us in relation to these taxes was approximately USD 14.4 billion and USD 13.4 billion for the years ended 31 December 2022 and 2021, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that include a significant amount of goodwill and other intangible assets, including the acquisitions of Anheuser-Busch Companies, Grupo Modelo and SAB.

As of 31 December 2022, our total goodwill amounted to USD 113.0 billion, and our intangible assets with indefinite useful lives amounted to USD 37.7 billion.

Based on our 2022 annual impairment testing for goodwill, no impairment charge was warranted in 2022.

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

We test our goodwill and other long-lived assets for impairment annually in the fourth quarter or whenever events and circumstances indicate that the recoverable amount of those assets is less than their carrying amount. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. We believe that all of our estimates are reasonable: they are consistent with our internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control, including the rate of recovery of the countries following the COVID-19 pandemic. If our current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of our control, change unfavorably, the estimated fair value of the goodwill could be adversely affected, leading to a potential impairment in the future.

We performed our annual goodwill impairment test at cash-generating unit level, which is the lowest level at which goodwill is monitored for internal management purposes.

Our impairment testing methodology takes into consideration fair-value-less-cost-to-sell and value in use approaches. The testing methodology consists of applying a discounted cash flow approach based on acquisition valuation models for the cash- generating units showing an invested capital to Normalized EBITDA, multiple above 9x, and valuation multiples for our other cash-generating units. The discounted cash flow approach was applied for the Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific cash-generating units.

The key judgments, estimates and assumptions used in the discounted cash flow calculations are generally as follows:

•

Cash flows are based on our one-year and ten-year plan as approved by key management. The plans are prepared per cash-generating unit and are based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term gross domestic product growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

•	Projections are discounted at the unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 6%.

For the cash generating units subject to a discounted cash flow approach, the WACC applied in US dollar nominal terms were as follows:

77

	Year ended 31 December 2022	Year ended 31 December 2021
Colombia	8%	6%
Rest of Middle Americas	9%	10%
South Africa	9%	8%
Rest of Africa	15%	10%
Rest of Asia Pacific	7%	6%

During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of the Colombia, South Africa and Rest of Africa cash-generating units that show the highest invested capital to Normalized EBITDA multiple.

In the sensitivity analysis performed by management during the annual impairment testing in 2022, an adverse change of 1% in WACC or terminal growth rate would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, based on the sensitivity analysis performed, we are not aware of any reasonably possible change in a key assumption used that would cause a cash generating unit’s carrying amount to exceed its recoverable amount.

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

For additional information on tangible assets, goodwill, intangible assets, and impairments, see notes 8, 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

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

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Remeasurements, comprising actuarial gains and losses, the effect of asset ceilings (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized, see the sensitivity analysis within note 23 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

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

Share-Based Compensation

We have various types of equity-settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. No stock options were granted in 2021 and 2022. See note 24 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 included in this Form 20-F.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 29 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and in note 29 to our audited consolidated financial statements as of 31 December 2022 and 2021 and for the three years ended 31 December 2022, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

In 2022, North America accounted for 17.3% of our consolidated volumes, Middle Americas for 24.8%; South America for 27.6%; EMEA for 15.3%; Asia Pacific for 14.9%; and Global Export and Holding Companies for 0.1%. A substantial portion of our operations is carried out through our four largest subsidiaries: Anheuser-Busch Companies (wholly owned); Ambev (61.77% owned as of 31 December 2022); Grupo Modelo (wholly owned); Budweiser APAC (87.22% owned as of 31 December 2022); and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, during 2022, we also had non-beer activities (primarily consisting of soft drinks) within Middle Americas, particularly in El Salvador, Honduras, Peru and the Dominican Republic and within South America, particularly in Brazil, Argentina, Bolivia and Uruguay. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.

D. EQUITY INVESTMENTS

See note 16 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 for more information.

E. RESULTS OF OPERATIONS

Year Ended 31 December 2022 Compared to the Year Ended 31 December 2021

The table below presents our condensed consolidated results of operations for the year ended 31 December 2022 and 2021.

	Year ended 31 December 2022	Year ended 31 December 2021	Change

	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	595,133	581,678	2.3
Revenue	57,786	54,304	6.4
Cost of sales	(26,305)	(23,097)	(13.9)
Gross profit	31,481	31,207	0.9
Selling, General and Administrative expenses	(17,555)	(17,574)	0.1
Other operating income/(expenses)	841	805	4.5
Exceptional items	(251)	(614)	59.1
Profit from operations	14,517	13,824	5.0
Normalized EBITDA(2)	19,843	19,209	3.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use Normalized EBITDA, and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes

Our reported volumes include both beer and Beyond Beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe and Middle Americas. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2022	Year ended 31 December 2021	Change

	(thousand hectoliters)		(%)(1)
North America	102,674	106,965	(4.0)
Middle Americas	147,624	141,447	4.4
South America	164,319	156,622	4.9
EMEA	90,780	86,707	4.7
Asia Pacific	88,898	88,379	0.6
Global Export and Holding Companies	838	1,558	(46.2)

Total	595,133	581,678	2.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes were 595.1 million hectoliters for the year ended 31 December 2022. This represented an increase of 13.5 million hectoliters, or 2.3% compared to our consolidated volumes for the year ended 31 December 2021. The results for the year ended 31 December 2022 reflect the performance of our business after the completion of the 2021 and 2022 acquisitions and disposals.

Excluding volume changes attributable to the 2021 and 2022 acquisitions and disposals, our own beer volumes increased 1.8% in the year ended 31 December 2022 compared to the year ended 31 December 2021. On the same basis, in the year ended 31 December 2022, our non-beer volumes increased 5.2% compared to the same period in 2021. The increase was driven by the investment in our marketing capabilities and the consistent execution of our category expansion levers.

North America

In the year ended 31 December 2022, our volumes in North America decreased by 4.3 million hectoliters, or 4.0%, compared to the year ended 31 December 2021.

In the United States, our sales-to-wholesalers (STWs) declined by 4.2% and our sales-to-retailers (STRs) declined by 4.1%, estimated to be below the industry. In 2022, our above core beer portfolio outperformed the industry, led by Michelob ULTRA which grew volumes by high-single digits and by the growth of our premium brands including Stella Artois, Kona Big Wave and Estrella Jalisco. In Beyond Beer, our spirits-based ready-to-drink portfolio grew volume by strong double-digits and continued to outperform the industry, led by Cutwater, and NÜTRL.

In Canada, while total volumes declined low-single digits due to a soft industry, we gained share of beer by volume for the third year in a row.

Middle Americas

In the year ended 31 December 2022, our volumes in Middle Americas increased by 6.2 million hectoliters, or 4.4%, compared to the year ended 31 December 2021.

In Mexico, we delivered volume growth across all segments of our portfolio, with our above core portfolio growing over 20%, led by Modelo, Pacifico and Michelob ULTRA. We completed the final wave of our Oxxo channel expansion in the fourth quarter of 2022 with our portfolio now available in approximately 20,000 Oxxo stores nationwide. We continued to progress our digital transformation with over 60% of our BEES customers now also BEES Marketplace buyers and our digital DTC platform, TaDa, now fulfilling over 300,000 orders per month.

In Colombia, led by the consistent implementation of our category expansion levers, the beer category continued to grow, gaining approximately 80bps in market share of total alcohol volume this year and with 2022 marking the highest beer per capita consumption in over 25 years. Our volumes grew by high-single digits in 2022 compared to 2021, delivering volume growth across all segments of our portfolio. Our premium and super premium brands led the way, delivering over 25% volume growth and reaching an all-time high volume and share of our total revenue. More than 45% of our BEES customers are now also BEES Marketplace buyers.

In Peru, our volumes grew by high-single digits in 2022 reaching a new all-time high for the year, with the beer and Beyond Beer categories increasing share of total alcohol by volume. In December, the industry momentum was impacted by social unrest in certain regions and our volumes declined by low-single digits in the fourth quarter of 2022. Over 55% of BEES customers are now also BEES Marketplace buyers.

In Ecuador, we delivered high-single digits volume growth, driven by the expansion of the beer category and supported by post COVID-19 recovery. Approximately 75% of BEES customers are now also BEES Marketplace buyers.

South America

In the year ended 31 December 2022, our volumes in South America increased by 7.7 million hectoliters, or 4.9%, compared to the year ended 31 December 2021, with our beer volumes increasing 2.6% and soft drinks increasing 10.7%.

Excluding volume changes attributable to the 2021 and 2022 acquisitions and disposals and transfers of businesses from the Global Export and Holding Companies, our volumes increased by 4.6% in 2022 compared to 2021.

On the same basis, in Brazil, our total volume grew by 5.6% in 2022, with beer volumes up by 3.5% and non-beer volumes up by 12.0% compared to 2021. In 2022, we once again delivered record high beer volumes driven by continued expansion of our market share by volume. BEES continued to expand, delivering an all-time high Net Promoter Score (“NPS”) in the fourth quarter of 2022 and more than 70% of our BEES customers now also BEES Marketplace buyers. Our digital DTC platform, Zé Delivery, fulfilled over 62 million orders in 2022 and reached 4.8 million monthly active users, a 17% increase versus December 2021.

In Argentina, volumes grew by low-single digits led by the strong performance of our above core beer and non-beer brands.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the year ended 31 December 2022 increased by 4.1 million hectoliters, or 4.7%, compared to the year ended 31 December 2021.

In Europe, our volumes grew by low-single digits in 2022 compared to 2021. We continued to premiumize our portfolio in Europe this year with our premium and above premium brands now making up over 55% of our revenue. Fueled by the consistent execution of our strategy and increasing portfolio Brand Power, we expanded or maintained market share by volume in more than 80% of our key markets in 2022. Our DTC product, PerfectDraft, expanded its shopper base to over 320,000 households and now has more machines in homes than there are pubs and bars in the UK and France.

In South Africa, we reported a high-single digit increase in volumes in 2022 compared to 2021. The momentum of our business continued in 2022, delivering all-time high total volumes, with beer market share by volume ahead of pre-pandemic levels in 2019, according to our estimates. Through focused commercial investment and the consistent execution of our strategy, we increased the overall Brand Power of both our beer and Beyond Beer portfolios. Our leading core brand, Carling Black Label, grew volume by mid-teens and our premium, super premium and Beyond Beer portfolios all delivered a double-digit increase in volume. Over 60% of BEES customers are now also BEES Marketplace users.

In Africa excluding South Africa, volumes declined in Nigeria due to ongoing supply chain constraints and a soft industry. BEES is now available in Tanzania and Uganda.

Asia Pacific

For the year ended 31 December 2022, our volumes increased by 0.5 million hectoliters, or 0.6%, compared to the year ended 31 December 2021.

In China, the industry was impacted by COVID-19 restrictions throughout the year. Volumes declined by 3.0% in 2022 compared to 2021. Despite the significant impact of these restrictions, in 2022 our premium and super premium portfolio delivered volume growth ahead of pre-pandemic levels in 2019. We continued to progress our expansion strategy, with Budweiser reaching all-time high Brand Power this year. Budweiser and our super premium portfolio grew volumes by double-digits in more than half of the expansion cities despite the impact of restrictions. The roll out and adoption of the BEES platform has accelerated with digital channels contributing over 40% of our revenue in December.

In South Korea, in 2022, we reported a volume growth of high-single digits driven by the strong performance of our local champion Cass. Our total market share by volume expanded in 2022 with gains in both the on-premise and in-home channels.

Global Export and Holding Companies

For the year ended 31 December 2022, Global Export and Holding Companies volumes decreased by 0.7 million hectoliters, or 46.2% compared to the year ended 31 December 2021.

Excluding transfer of businesses mainly to the South America zone, our total volumes decreased by 11.8% in the year ended 31 December 2022, compared to the year ended 31 December 2021.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2022 as compared to our revenue for the year ended 31 December 2021.

	Year ended 31 December 2022	Year ended 31 December 2021	Change

	(USD million)		(%)(1)
North America	16,566	16,257	1.9
Middle Americas	14,180	12,541	13.1
South America	11,599	9,494	22.2
EMEA	8,120	8,032	1.1
Asia Pacific	6,532	6,848	(4.6)
Global Export and Holding Companies	790	1,133	(30.3)

Total	57,786	54,304	6.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 57,786 million for the year ended 31 December 2022. This represented an increase of USD 3,482 million, or 6.4%, as compared to our consolidated revenue for the year ended 31 December 2021. The results for the year ended 31 December 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) currency translation effects and (iii) changes in classification of commercial arrangements.

•

The 2021 and 2022 acquisitions and disposals and changes in classification of commercial arrangements negatively impacted our consolidated revenue by USD 395 million for the year ended 31 December 2022 compared to the year ended 31 December 2021.

•

Our consolidated revenue for the year ended 31 December 2022 also reflects a negative currency translation impact of USD 2,136 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the 2021 and 2022 acquisitions and disposals, changes in classification of commercial arrangements and currency translation effects, our revenue increased by 11.2% and increased by 8.6% on a per hectoliter basis in the year ended 31 December 2022 compared to the year ended 31 December 2021. Our consolidated revenue for the year ended 31 December 2022 was partially impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the year ended 31 December 2022 increased compared to the year ended 31 December 2021, driven by revenue management initiatives and continued premiumization.

The increase in our revenue per hectoliter in the year ended 31 December 2022 was most significant in South America, Middle Americas and EMEA.

•

In South America, we reported double-digit revenue per hectoliter growth in Argentina driven primarily by revenue management initiatives in a highly inflationary environment, and double-digit revenue per hectoliter growth in Brazil.

•	In Middle Americas, the growth in the revenue per hectoliter was driven by revenue management initiatives and premiumization.

•	In EMEA, the growth in the revenue per hectoliter was driven by revenue management initiatives, on premise recovery and ongoing premiumization.

Combined revenues of our global brands increased by 8.2% in 2022, with global revenues for Budweiser increasing by 0.4%, for Stella Artois by 12.3% and Corona by 17.5%. Budweiser revenue growth was materially impacted by COVID restrictions in China, the brand’s largest market.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the year ended 31 December 2022 as compared to the year ended 31 December 2021:

	Year ended 31 December 2022	Year ended 31 December 2021	Change

	(USD million)		(%)(1)
North America	(6,714)	(6,185)	(8.6)
Middle Americas	(5,540)	(4,428)	(25.1)
South America	(5,976)	(4,763)	(25.5)
EMEA	(4,167)	(3,793)	(9.9)
Asia Pacific	(3,168)	(3,048)	(3.9)
Global Export and Holding Companies	(740)	(880)	15.9

Total	(26,305)	(23,097)	(13.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 26,305 million for the year ended 31 December 2022. This represented an increase of USD 3,208 million, or 13.9% compared to our consolidated cost of sales for the year ended 31 December 2021. The results for the year ended 31 December 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022 and (ii) currency translation effects.

•	The 2021 and 2022 acquisitions and disposals positively impacted our consolidated cost of sales by USD 16 million for the year ended 31 December 2022 compared to the year ended 31 December 2021.

•

Our consolidated cost of sales for the year ended 31 December 2022 also reflects a positive currency translation impact of USD 1,006 million mainly arising from currency translation effects in EMEA, South America and Asia Pacific.

Excluding the effects of the 2021 and 2022 acquisitions and disposals described above and currency translation effects, our consolidated cost of sales increased by 18.4%, primarily driven by the increase in volumes discussed above, anticipated transactional foreign currency impact and commodity cost headwinds. On the same basis, our consolidated cost of sales per hectoliter increased by 15.8%. The increase in cost of sales per hectoliter was most significant in South America, with Argentina in a high inflationary environment and Middle Americas.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2022 as compared to the year ended 31 December 2021. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2022 were USD 16,714 million, representing a decrease of USD 55 million, or 0.3%, compared to our operating expenses for 2021.

	Year ended 31 December 2022	Year ended 31 December 2021	Change

	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(17,555)	(17,574)	0.1
Other Operating Income/(Expenses)	841	805	4.5

Total Operating Expenses	(16,714)	(16,769)	0.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the year ended 31 December 2022 as compared to the year ended 31 December 2021:

	Year ended 31 December 2022	Year ended 31 December 2021	Change

	(USD million)		(%)(1)
North America	(4,587)	(4,769)	3.8
Middle Americas	(3,390)	(3,149)	(7.7)
South America	(3,458)	(2,762)	(25.2)
EMEA	(2,604)	(2,855)	8.8
Asia Pacific	(2,067)	(2,330)	11.3
Global Export and Holding Companies	(1,447)	(1,709)	15.3

Total	(17,555)	(17,574)	0.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 17,555 million for the year ended 31 December 2022. This represented a decrease of USD 19 million, or 0.1%, as compared to the year ended 31 December 2021. The results for the year ended 31 December 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) currency translation effects and (iii) changes in classification of commercial arrangements.

•

The 2021 and 2022 acquisitions and disposals and changes in classification of commercial arrangements positively impacted our consolidated selling, general and administrative expenses by USD 365 million on a net basis for the year ended 31 December 2022 compared to the year ended 31 December 2021.

•

Our consolidated selling, general and administrative expenses for the year ended 31 December 2022 also reflects a positive currency translation impact of USD 735 million mainly arising from currency translation effects in EMEA, South America and Asia Pacific.

Excluding the effects of the business acquisitions and disposals described above, changes in classification of commercial arrangements and currency translation effects, our consolidated selling, general and administrative expenses in the year ended 31 December 2022 increased by 6.3% compared to the year ended 31 December 2021, due primarily to elevated costs of distribution.

Other Operating Income/(Expenses)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2022 as compared to the year ended 31 December 2021:

	Year ended 31 December 2022	Year ended 31 December 2021	Change

	(USD million)		(%)(1)
North America	45	46	(2.2)
Middle Americas	(12)	24	—
South America	473	397	19.1
EMEA	198	200	(1.0)
Asia Pacific	137	139	(1.4)
Global Export and Holding Companies	1	—	—

Total	841	805	4.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses for the year ended 31 December 2022 was USD 841 million. This represented an increase of USD 36 million, or 4.5%, as compared to the year ended 31 December 2021. The results for the year ended 31 December 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) the Brazilian tax credits and (iii) currency translation effects.

•

The 2021 and 2022 acquisitions and disposals and the Brazilian tax credits described above negatively impacted our net consolidated other operating income and expenses by USD 12 million for the year ended 31 December 2022 compared to the year ended 31 December 2021.

•	Our net consolidated other operating income and expenses for the year ended 31 December 2022 also reflect a positive currency translation impact of USD 15 million.

Excluding the effects of the business acquisitions and disposals, the Brazilian tax credits and currency translation effects described above, our net consolidated other operating income and expenses would have increased by 10.3% for the year ended 31 December 2022 as compared to the year ended 31 December 2021, primarily driven by higher sales of non-core assets and one-time gains.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the year ended 31 December 2022, exceptional items included in profit from operations mainly consisted of restructuring charges, business and asset disposals (including impairment losses) and AB InBev Efes related costs. Exceptional items were as follows for year ended 31 December 2022 and 2021:

	Year ended 31 December 2022	Year ended 31 December 2021

	(USD million)
COVID-19 costs	(18)	(105)
Restructuring	(110)	(172)
Business and asset disposal (including impairment losses)	(71)	(247)
AB InBev Efes related costs	(51)	—
Acquisition costs/Business combinations	(1)	(17)
Zenzele Kabili costs	—	(72)

Total	(251)	(614)

COVID-19 costs

Cost associated with COVID-19 pandemic amounted to USD 18 million for the year ended 31 December 2022 as compared to a cost of USD 105 million for the year ended 31 December 2021. These expenses mainly comprise costs related to personal protective equipment for our colleagues and other costs incurred as a direct consequence of the COVID-19 pandemic.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 110 million for the year ended 31 December 2022 as compared to a net cost of USD 172 million for the year ended 31 December 2021. These charges primarily relate to exceptional organizational alignments resulting from improvement in efficiency and aim to eliminate overlapping organizations or duplicated and manual processes, taking into account the right match of employee profiles with the new organizational requirements.

Business and asset disposal (including impairment losses)

Business and asset disposals (including impairment losses) amounted to a net cost of USD 71 million for the year ended 31 December 2022, mainly comprising impairment of intangible assets and other non-core assets sold in the period. Business and asset disposals (including impairment losses) amounted to a net cost of USD 247 million for the year ended 31 December 2021 mainly comprising USD 258 million of non-cash impairment charge associated with Bedford Systems, a joint venture with Keurig Dr. Pepper, following the announcement of the cessation of the business in December 2021, that was partially offset with gains incurred in relation to disposals completed in the first half of 2021.

AB InBev Efes Related Costs

For the year ended 31 December 2022, we incurred exceptional costs of USD 51 million related to AB InBev Efes, following the discontinuation of exports to Russia and our forfeiture of benefits from the operations of the associate.

Zenzele Kabili costs

In May 2021, we set up a new B-BBEE scheme (the “Zenzele Kabili scheme”) and reported a cost of USD 72 million, mainly representing the IFRS 2 cost related to the grant of shares to qualifying SAB retailers and employees participating in the Zenzele Kabili scheme.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2022 as compared to the year ended 31 December 2021:

	Year ended 31 December 2022	Year ended 31 December 2021	Change

	(USD million)		(%)(1)
North America	5,220	5,110	2.2
Middle Americas	5,219	4,888	6.8
South America	2,620	2,305	13.7
EMEA	1,478	1,472	0.4
Asia Pacific	1,431	1,569	(8.8)
Global Export and Holding Companies	(1,451)	(1,520)	4.6

Total	14,517	13,824	5.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 14,517 million for the year ended 31 December 2022. This represented an increase of USD 693 million, or 5.0%, as compared to our profit from operations for the year ended 31 December 2021. The results for the year ended 31 December 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) the Brazilian tax credits, (iii) currency translation effects and (iv) the effects of certain exceptional items as described above.

•

The 2021 and 2022 acquisitions and disposals and the Brazilian tax credits described above negatively impacted our consolidated profit from operations by USD 29 million for the year ended 31 December 2022 compared to the year ended 31 December 2021.

•	Our consolidated profit from operations for the year ended 31 December 2022 also reflects a negative currency translation impact of USD 397 million.

•

Our profit from operations for the year ended 31 December 2022 was negatively impacted by USD 251 million of certain exceptional items reported in continuing operations, as compared to a negative impact of USD 614 million for the year ended 31 December 2021. See “Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2022 and 2021.

Excluding the effects of the business acquisitions and disposals, the Brazilian tax credits and currency translation effects, our profit from operations increased by 8.2%. This increase was most significant in South America, EMEA and Middle Americas, mainly due to revenue growth that was partially offset by anticipated commodity cost headwinds and higher selling, general and administrative expenses due primarily to elevated costs of distribution.

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the year ended 31 December 2022 as compared to the year ended 31 December 2021:

	Year ended 31 December 2022	Year ended 31 December 2021	Change

	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	5,969	4,670	27.8
Profit attributable to non-controlling interests	1,628	1,444	12.7
Profit of the period	7,597	6,114	24.3
Net finance cost	4,148	5,609	(26.0)
Income tax expense	1,928	2,350	(18.0)
Share of result of associates	(299)	(248)	(20.6)
Exceptional share of results of associates	1,143	—	—
Profit from operations	14,517	13,824	5.0
Exceptional items	251	614	(59.1)

Profit from operations, before exceptional items	14,768	14,438	2.3
Depreciation, amortization and impairment	5,074	4,771	6.4

Normalized EBITDA	19,843	19,209	3.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Performance measures such as profit from operations, before exceptional items and Normalized EBITDA, are non-IFRS measures. The financial measure most directly comparable to profit from operations, before exceptional items and Normalized EBITDA, and presented in accordance with IFRS in our consolidated financial statements, is profit of the year.

Profit from operations, before exceptional items, is a measure used by our management to evaluate our business performance and is defined as profit from operations, excluding exceptional items. We believe profit from operations, before exceptional items, is useful to investors as it facilitates comparisons of our operating performance across our business segments from period to period. In comparison to profit of the year, profit from operations, before exceptional items, excludes certain items which do not impact the day-to-day operation of our primary business (that is, the selling of beer and other operational businesses) and over which management has little control. Items excluded from profit from operations, before exceptional items, are our share of results of associates and joint ventures, profit from discontinued operations (if any), exceptional items, financial charges and corporate income taxes, which management does not consider to be items that drive our underlying business performance.

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

We believe Normalized EBITDA, facilitates comparisons of our operating performance across our business segments from period to period. In comparison to profit of the year, Normalized EBITDA, excludes items which do not impact the day-to-day operation of our primary business (that is, the selling of beer and other operational businesses) and over which management has little control. Items excluded from Normalized EBITDA are our share of results of associates and joint ventures, profit from discontinued operations (if any), exceptional items, depreciation and amortization, impairment, financial charges and corporate income taxes, which management does not consider to be items that drive our underlying business performance. Because Normalized EBITDA includes only items management can directly control or influence, it forms part of the basis for many of our performance targets. For example, certain options under our share-based compensation plan were granted such that they vest only when certain targets derived from Normalized EBITDA were met.

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

Our Normalized EBITDA amounted to USD 19,843 million for the year ended 31 December 2022. This represented an increase of USD 634 million, or 3.3%, as compared to our Normalized EBITDA for the year ended 31 December 2021. The results for the year ended 31 December 2022 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2021 and 2022, (ii) the Brazilian tax credits and (iii) currency translation effects. Excluding the effects of the business acquisitions and disposals, the Brazilian tax credits and currency translation effects, our Normalized EBITDA increased by 7.2%.

Net Finance Income / (Cost)

Our net finance income / (cost) items were as follows for the year ended 31 December 2022 and 31 December 2021:

	Year ended 31 December 2022	Year ended 31 December 2021	Change

	(USD million)		(%)(1)
Net interest expense	(3,294)	(3,561)	7.5
Net interest on net defined benefit liabilities	(73)	(73)	—
Accretion expense	(782)	(593)	(31.9)
Mark-to-market	331	(23)	—
Net interest income on Brazilian tax credits	168	118	42.4
Other financial results	(997)	(670)	(48.8)

Net finance cost before exceptional finance results	(4,646)	(4,803)	3.3
Mark-to-market	274	(25)	—
Gain/(loss) on bond redemption and other	224	(781)	—

Exceptional net finance income/(cost)	498	(806)	—

Net finance income/(cost)	(4,148)	(5,609)	26.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the year ended 31 December 2022 was USD 4,148 million, as compared to a net finance cost of USD 5,609 million for the year ended 31 December 2021, representing a cost reduction of USD 1,461 million.

In the year ended 31 December 2022, our subsidiary Ambev recognized USD 201 million income in Other operating income related to tax credits compared to USD 226 million income in Other operating income in the year ended 31 December 2021. Additionally, Ambev recognized USD 168 million of interest income on tax credits in Finance income for the year ended 31 December 2022 compared to USD 118 million of interest income in Finance income for the year ended 31 December 2021.

The decrease in net finance costs before exceptional financial items from USD 4,803 million for the year ended 31 December 2021 to USD 4,646 million for the year ended 31 December 2022 is driven primarily by a positive mark-to-market adjustment of USD 331 million in the year ended 31 December 2022, linked to the hedging of our share-based payment program, compared to a negative mark-to-market adjustment of USD 23 million in the year ended 31 December 2021.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2022	Year ended 31 December 2021
Share price at the start of the twelve-month period (in euro)	53.17	57.01
Share price at the end of the twelve-month period (in euro)	56.27	53.17
Number of derivative equity instruments at the end of the period (in millions)	55.0	55.0

Exceptional net finance income/(cost) includes a positive mark-to-market adjustment of USD 274 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 25 million for the year ended 31 December 2021. The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2022	Year ended 31 December 2021
Share price at the start of the twelve-month period (in euro)	53.17	57.01
Share price at the end of the twelve-month period (in euro)	56.27	53.17
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance income for the year ended 31 December 2022 was mainly impacted by a net gain of USD 246 million resulting from the redemption of certain bonds, compared to losses of USD 741 million resulting from the early termination of certain bonds for the year ended 31 December 2021.

Share of Results of Associates

Our share of results of associates for the year ended 31 December 2022 was USD 299 million as compared to USD 248 million for the year ended 31 December 2021.

Exceptional Share of Results of Associates

Our exceptional share of results of associates for the year ended 31 December 2022 includes the non-cash impairment of USD 1,143 million we recorded on our investment in AB InBev Efes.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2022 amounted to USD 1,928 million, with an effective tax rate of 18.6%, as compared to an income tax expense of USD 2,350 million and an effective tax rate of 28.6% for the year ended 31 December 2021.

The 2022 effective tax rate was positively impacted by non-taxable gains from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the 2021 effective tax rate was negatively impacted by non-deductible losses from these derivatives. In addition, the 2022 effective tax rate was positively impacted by higher distribution of interest on shareholders’ equity from Brazil and lower non-deductible costs. The 2022 effective tax rate includes a USD 350 million benefit from a reorganization which resulted in the utilization of current year and carry forward interests for which no deferred tax asset was recognized.

We benefit from tax-exempted income and tax credits which are expected to continue in the future. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,628 million for the year ended 31 December 2022, an increase of USD 184 million from USD 1,444 million for the year ended 31 December 2021, mainly driven by improved performance for the year ended 31 December 2022 compared the year ended 31 December 2021.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2022 was USD 5,969 million compared to USD 4,670 million for the year ended 31 December 2021. Basic earnings per share of USD 2.97 is based on 2,013 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the year ended 31 December 2022, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

Excluding the after-tax impact of exceptional items discussed above, under “Exceptional Items”, “Net Finance Income/(Cost)” and “Exceptional Share of Results of Associates”, profit attributable to our equity holders for the year ended 31 December 2022 would have been a gain of USD 6,454 million, and basic earnings per share would have been USD 3.21.

Underlying EPS for the year ended 31 December 2022 was USD 3.03. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Cost)” and “Exceptional Share of Results of Associates”, the mark-to-market of the hedging of our share-based payment programs and the impact of hyperinflation accounting. Underlying EPS was positively impacted by USD 186 million (after tax and non-controlling interest) related to the combined impact realized in Other operating income and Interest Income on tax receivables related to Ambev’s tax credits.

The increase in profit attributable to our equity holders for the year ended 31 December 2022 was primarily due to increase in profit from operations discussed above, and the decrease in net finance cost, which was partially offset by the exceptional share of results of associates.

	Year ended 31 December 2022	Year ended 31 December 2021

	(USD million)
Profit attributable to equity holders of AB InBev	5,969	4,670
Exceptional items, before taxes	251	614
Exceptional net finance cost, before taxes	(498)	806
Exceptional share of result of associates	1,143	-
Exceptional taxes	(399)	(346)
Exceptional non-controlling interest	(13)	(20)
Profit before exceptional items, attributable to equity holders of AB InBev	6,454	5,723
Mark-to-market losses/(gains) on certain derivatives related to the hedging of share-based payment programs	(331)	23
Hyperinflation impacts	(30)	28

Underlying profit, attributable to equity holders of AB InBev	6,093	5,774

Profit before exceptional items, attributable to equity holders of AB InBev and underlying profit, attributable to equity holders of AB InBev are non-IFRS measures. The measure most directly comparable to profit before exceptional items, attributable to equity holders of AB InBev and underlying profit, attributable to equity holders of AB InBev and presented in accordance with IFRS in our consolidated financial statements is profit attributable to our equity holders. We believe profit before exceptional items, attributable to equity holders of AB InBev and underlying profit, attributable to equity holders of AB InBev are useful to investors because they facilitate comparisons of our profit attributable to our equity holders from period to period. In comparison with profit attributable to our equity holders, profit before exceptional items, attributable to equity holders of AB InBev and underlying profit, attributable to equity holders of AB InBev exclude items which are exceptional, which do not impact the day-to-day operation of our primary business, and underlying profit further excludes items over which management has no control, such as the effects of hyperinflation of Argentina. Items excluded from profit before exceptional items, attributable to equity holders of AB InBev are the after-tax exceptional items discussed above and the impact of discontinued operations (if any), which management does not consider to be items that drive our underlying business performance. Items excluded from underlying profit, attributable to equity holders of AB InBev are the after-tax exceptional items discussed above, the impact of discontinued operations (if any), the mark-to-market of the hedging of our share-based payment programs and the impacts of hyperinflation.

Profit before exceptional items, attributable to equity holders of AB InBev and underlying profit, attributable to equity holders of AB InBev, however, have limitations as analytical tools. They are not recognized terms under IFRS and do not purport to be an alternative to profit attributable to our equity holders as a measure of operating performance. As a result, you should not consider profit before exceptional items, attributable to equity holders of AB InBev and underlying profit, attributable to equity holders of AB InBev in isolation from, or as a substitute analysis for, our profit attributable to our equity holders. Some limitations of profit before exceptional items, attributable to equity holders of AB InBev and/or underlying profit, attributable to equity holders of AB InBev are:

•

Profit before exceptional items, attributable to equity holders of AB InBev and underlying profit, attributable to equity holders of AB InBev do not reflect items which are exceptional, and underlying profit further does not reflect items over which management has no control, such as the effects of hyperinflation in Argentina;

•	Profit before exceptional items, attributable to equity holders of AB InBev and underlying profit, attributable to equity holders of AB InBev do not reflect the impact of discontinued operations;

•

Profit before exceptional items, attributable to equity holders of AB InBev and underlying profit, attributable to equity holders of AB InBev may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations; and

•

the adjustments made in calculating profit before exceptional items, attributable to equity holders of AB InBev and underlying profit, attributable to equity holders of AB InBev are those that management consider are not representative of the underlying operations of the company and therefore are subjective in nature.

We compensate for these limitations, in addition to using profit before exceptional items, attributable to equity holders of AB InBev and underlying profit, attributable to equity holders of AB InBev, by relying on our measures of profit attributable to our equity holders calculated in accordance with IFRS.

	Year ended 31 December 2022	Year ended 31 December 2021

	(USD per share)
Basic earnings per share	2.97	2.33
Exceptional items, before taxes	0.12	0.31
Exceptional net finance cost, before taxes	(0.25)	0.40
Exceptional share of results of associates	0.57	-
Exceptional taxes	(0.20)	(0.17)
Exceptional non-controlling interest	(0.01)	(0.01)

Basic EPS before exceptional items	3.21	2.85
Mark-to-market (hedging of our share-based payment programs)	(0.16)	0.01
Hyperinflation accounting impacts in EPS	(0.02)	0.01

Underlying EPS	3.03	2.88

The calculation of earnings per share is based on 2,013 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the year ended 31 December 2022.

Basic EPS before exceptional items and Underlying EPS are non-IFRS measures. The measure most directly comparable to basic EPS before exceptional items and Underlying EPS and presented in accordance with IFRS in our consolidated financial statements is basic earnings per share. We believe basic EPS before exceptional items and Underlying EPS are useful to investors because they facilitate comparisons of our earnings per share from period to period. In comparison with basic earnings per share, basic EPS before exceptional items and Underlying EPS exclude items which are exceptional, which do not impact the day-to-day operation of our primary business, and Underlying EPS further excludes items over which management has no control, such as the effects of hyperinflation of Argentina. Items excluded from basic EPS before exceptional items are the after-tax exceptional items discussed above and the impact of discontinued operations (if any). Items excluded from Underlying EPS are the after-tax exceptional items discussed above, the impact of discontinued operations (if any), the mark-to-market of the hedging of our share-based payment programs and the impacts of hyperinflation.

Basic EPS before exceptional items and Underlying EPS, however, have limitations as analytical tools. They are not recognized terms under IFRS and do not purport to be an alternative to earnings per share as a measure of operating performance on a per share basis. As a result, you should not consider basic EPS before exceptional items and Underlying EPS in isolation from, or as a substitute analysis for, our basic and diluted earnings per share. Some limitations of basic EPS before exceptional items and/or Underlying EPS are:

•

Basic EPS before exceptional items and Underlying EPS do not reflect items which are exceptional, and Underlying EPS further does not reflect items over which management has no control, such as the effects of hyperinflation in Argentina;

•	Basic EPS before exceptional items and Underlying EPS do not reflect the impact of discontinued operations;

•	Underlying EPS does not reflect the mark-to-market adjustment of the hedging of our share-based payment programs;

•	Basic EPS before exceptional items and Underlying EPS may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations; and

•

the adjustments made in calculating basic EPS before exceptional items and Underlying EPS are those that management consider are not representative of the underlying operations of the company and therefore are subjective in nature.

We compensate for these limitations, in addition to using basic EPS before exceptional items and Underlying EPS, by relying on our measures of earnings per share calculated in accordance with IFRS.

	Year ended 31 December 2022	Year ended 31 December 2021

	(USD per share)
Diluted earnings per share	2.91	2.28
Exceptional items, before taxes	0.12	0.31
Exceptional net finance cost, before taxes	(0.25)	0.40
Exceptional share of results of associates	0.57	—
Exceptional taxes	(0.20)	(0.17)
Exceptional non-controlling interest	(0.01)	(0.01)

Diluted EPS before exceptional items	3.15	2.80

The calculation of diluted earnings per share is based on 2,050 million shares outstanding, representing the weighted average number of ordinary and restricted shares (diluted) outstanding during the year ended 31 December 2022.

Diluted EPS before exceptional items is a non-IFRS measure. The measure most directly comparable to diluted EPS before exceptional items and presented in accordance with IFRS in our consolidated financial statements is diluted EPS. We believe diluted EPS before exceptional items is useful to investors because it facilitates comparison of our diluted earnings per share from period to period. In comparison with diluted EPS, diluted EPS before exceptional items excludes items which are exceptional and do not impact the day-to-day operation of our primary business. Items excluded from diluted EPS before exceptional items are the after-tax exceptional items discussed above and the impact of discontinued operations (if any).

Diluted EPS before exceptional items, however, has limitations as an analytical tool. It is not a recognized term under IFRS and does not purport to be an alternative to diluted earnings per share as a measure of operating performance on a per share basis. As a result, you should not consider diluted EPS before exceptional items in isolation from, or as a substitute analysis for, our diluted earnings per share. Some limitations of diluted EPS before exceptional items are:

•	Diluted EPS before exceptional items does not reflect items which are exceptional;

•	Diluted EPS before exceptional items does not reflect the impact of discontinued operations;

•	Diluted EPS before exceptional items may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations; and

•

the adjustments made in calculating diluted EPS before exceptional items are those that management consider are not representative of the underlying operations of the company and therefore are subjective in nature.

We compensate for these limitations, in addition to using diluted EPS before exceptional items, by relying on our measures of diluted earnings per share calculated in accordance with IFRS.

Adoption of hyperinflation accounting in Argentina

Since 1 January 2018, we have applied hyperinflation accounting for our Argentinean subsidiaries. IAS 29 requires us to restate the results of our operations in hyperinflationary economies for the twelve-month period ended 31 December for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period, namely 31 December 2022 closing rate for our results in the twelve-month period ended 31 December 2022.

In the twelve-month period ended 31 December 2022, we reported USD 95 million negative impact of hyperinflation accounting on our consolidated revenue and USD 59 million negative impact on our Normalized EBITDA. In the twelve-month period ended 31 December 2021, we reported USD 82 million positive impact of hyperinflation accounting on our consolidated revenue and USD 54 million positive impact on our Normalized EBITDA. The hyperinflation accounting in 2022 and 2021 results from the combined effect of the indexation to reflect changes in purchasing power on the results for 2022 and 2021, and the translation of those results at the closing rate of the period, rather than the average year-to-date rate applied to the results of the full year 2022 and 2021.

The hyperinflation accounting adjustments on our consolidated revenue are as follows:

	Year ended 31 December 2022	Year ended 31 December 2021

	(USD million)
Indexation	483	240
Closing rate	(578)	(158)

Total	(95)	82

The hyperinflation accounting adjustments on our Normalized EBITDA are as follows:

	Year ended 31 December 2022	Year ended 31 December 2021

	(USD million)
Indexation	150	74
Closing rate	(209)	(20)

Total	(59)	54

Non-monetary assets and liabilities stated at historical cost (e.g., property, plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line. See also note 11 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 included in this Form 20-F.

Our income statement is also adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year-to-date average rate for non-hyperinflationary economies), thereby restating the year-to-date income statement account both for inflation index and currency conversion.

In the year ended 31 December 2022, the hyperinflation accounting in accordance with IFRS rules resulted in a positive USD 286 million monetary adjustment reported in the finance line compared to a positive USD 152 million monetary adjustment for the year ended 31 December 2021, and a positive impact on the Profit attributable to our equity holders of USD 44 million compared to a negative impact of USD 26 million for the year ended 31 December 2021.

Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020

For a discussion of our consolidated results of operations for the year ended 31 December 2021 compared to the year ended 31 December 2020, please see our Annual Report on Form 20-F for the fiscal year ended 31 December 2021.

F. IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2022 and 2021:

	Year ended 31 December,
	2022	2021
U.S. dollar	28.8%	29.6%
Brazilian real	14.5%	12.4%
Mexican peso	10.7%	9.4%
Chinese yuan	8.3%	9.7%
Euro	5.4%	6.2%
Colombian peso	4.2%	4.1%
South African rand	4.0%	4.0%
Canadian dollar	3.4%	3.7%
Argentinean peso(1)	3.3%	3.0%
Peruvian nuevo sol	2.9%	2.6%
Dominican peso	2.1%	2.1%
Pound sterling	2.1%	2.7%
South Korean won	2.0%	2.1%
Other	8.2%	8.1%

Note:

(1)	Hyperinflation accounting was adopted in 2018 to report the company’s Argentinean operations.

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2022 and 2021:

•

We recorded a negative translation impact, including hyperinflation accounting impact, of USD 2,136 million on our revenue for the year ended 31 December 2022 (as compared to a positive translation impact of USD 326 million in 2021) and a negative translation impact, including hyperinflation accounting impact, of USD 397 million on our profit from operations for the year ended 31 December 2022 (as compared to a positive translation impact on our profit from operations of USD 36 million in 2021).

•

Our reported profit of the year was negatively affected by a USD 132 million translation impact, including hyperinflation accounting impact, for the year ended 31 December 2022 (as compared to a positive translation impact of USD 41 million in 2021), while the negative translation impact, including hyperinflation accounting impact, on our basic earnings per share base for the year ended 31 December 2022 was USD 121 million, or USD 0.06 per share (as compared to a positive impact of USD 38 million, or USD 0.02 per share in 2021).

•	Our net debt decreased by USD 1,527 million in the year ended 31 December 2022 as a result of translation impacts (as compared to a decrease of USD 1,609 million in 2021).

•	Equity attributable to our equity holders decreased by USD 1,123 million in the year ended 31 December 2022 as a result of translation impacts (as compared to a decrease of USD 4,320 million in 2021).

See note 27 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

G. CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

Please refer to “—H. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 27 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022, and in particular to the discussions therein on “Liquidity Risk”, for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 23 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2023 onwards. In 2022, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 384 million. Contributions to defined benefit pension plans for 2023 are estimated to be approximately USD 182 million for our funded defined benefit plans, and USD 69 million in benefit payments to our unfunded defined benefit plans and post- retirement medical plans. Please refer to note 23 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2022 and 2021:

	Year ended 31 December
	2022	2021

	(USD million)
Collateral given for own liabilities	306	310
Contractual commitments to purchase property, plant and equipment	538	449
Contractual commitments to acquire loans to customers	72	142
Other commitments	1,800	1,943

In order to fulfil our commitments under various outstanding stock option plans, we entered into stock lending arrangements for up to 30 million of our own ordinary shares. We will pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2022, 30 million loaned securities were used to fulfil stock option plan commitments.

As at 31 December 2022, the following M&A related commitments existed:

•

As part of the 2012 shareholders agreement between our subsidiary Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85%. As at 31 December 2022, the put option for the remaining shares held by ELJ was valued USD 0.6 billion (2021: USD 0.6 billion). The corresponding liability is presented as a non-current liability and recognized as a deferred consideration on acquisitions at fair value in “Level 3” category.

Please refer to note 28 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and others.

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 29 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

H. LIQUIDITY AND CAPITAL RESOURCES

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

We are of the opinion that our working capital, as an indicator of our ability to satisfy our short-term liabilities is, based on our expected cash flow from operations for the coming 12 months, sufficient to meet our requirements for the 12 months following the date of this Form 20-F, including requirements from short-term contractual obligations. Over the longer term, we believe that our cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service, dividend payments and other long-term contractual obligations going forward. As part of our cash flow management, we manage capital expenditures by optimizing the use of our existing brewery capacity and standardizing operational processes to make our capital investments more efficient. We are also attempting to improve operating cash flow through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers.

Equity attributable to our equity holders and non-controlling interests amounted to USD 84.3 billion as of 31 December 2022 (USD 79.3 billion as of 31 December 2021) and our net debt amounted to USD 69.7 billion as of 31 December 2022 (USD 76.2 billion as of 31 December 2021). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

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

On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainable-Linked Loan Revolving Credit Facility. The facility has an initial five-year term and incorporates a pricing mechanism that incentivizes improvement in key performance areas that are aligned with and contribute to our 2025 Sustainability Goals. Effective as of 17 March 2022, we exercised our option to extend the maturity of the facility until February 2027. As of 31 December 2022, the facility was fully undrawn.

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

Our cash, cash equivalents and short-term investments in debt securities, less bank overdrafts, as of 31 December 2022 amounted to USD 9.9 billion.

As of 31 December 2022, we had total liquidity of USD 20.0 billion, which consisted of USD 10.1 billion available under committed long-term credit facilities and USD 9.9 billion of cash, cash equivalents and short-term investments in debt securities, less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

For a discussion of our liquidity and capital resources for the year ended 31 December 2021 compared to the year ended 31 December 2020, please see our Annual Report on Form 20-F for the fiscal year ended 31 December 2021.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2022 and 2021:

	Year ended 31 December
	2022	2021

	(USD million)
Cash flow from operating activities	13,298	14,799
Cash flow from (used in) investing activities	(4,620)	(5,878)
Cash flow from (used in) financing activities	(10,620)	(11,598)
Net increase/(decrease) in cash and cash equivalents	(1,942)	(2,677)

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2022 and 2021 were as follows:

	Year ended 31 December
	2022	2021

	(USD million)
Profit of the period	7,597	6,114
Interest, taxes and non-cash items included in profit	12,344	12,693

Cash flow from operating activities before changes in working capital and use of provisions	19,941	18,806
Change in working capital(1)	(346)	2,459
Pension contributions and use of provisions	(351)	(375)
Interest and taxes (paid)/received	(6,104)	(6,197)
Dividends received	158	106

Cash flow from operating activities	13,298	14,799

Note:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.

Non-cash items included in profit of the year include: depreciation, amortization and impairments, including impairment losses on goodwill, receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of results of associates and joint ventures (including impairment); net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 for a more comprehensive overview of our cash flow from operating activities.

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

Cash flow from operating activities in 2022 decreased by USD 1,501 million, or 10.1%, from USD 14,799 million in 2021 to USD 13,298 million in 2022, primarily driven by changes in working capital for 2022 compared to 2021 due to (i) 2021 figures that were impacted by lower capital expenditure and bonus accruals in 2020 and (ii) increased inventory balances in 2022.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as “core” (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital reduced our operational cash flow in 2022 by USD 346 million. This decrease includes USD 425 million cash inflow from derivatives.

Cash Flow from/(used in) Investing Activities

Our cash flows used in investing activities for the years ended 31 December 2022 and 2021 were as follows:

	Year ended 31 December
	2022	2021

	(USD million)
Net capital expenditure(1)	(4,838)	(5,498)
Acquisition and sale of subsidiaries and associates, net of cash acquired / disposed of	(70)	(444)
Net proceeds from the sale / (acquisition) of other assets	288	65

Cash flow from / (used in) investing activities	(4,620)	(5,878)

Note:

(1)	Net capital expenditure consists of acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

Our cash outflow used in investing activities was USD 4,620 million in 2022 as compared to USD 5,878 million cash outflow used in investing activities in 2021. The decrease in the cash outflow from investing activities in 2022 was mainly due to lower net capital expenditures and lower outflows from acquisition of subsidiaries in 2022 compared to 2021.

Our net capital expenditures amounted to USD 4,838 million in 2022 and USD 5,498 million in 2021. Out of the total 2022 capital expenditures approximately 36% was used to improve the company’s production facilities while 45% was used for logistics and commercial investments and 20% was used for improving administrative capabilities and for the purchase of hardware and software.

Cash Flow from/(used in) Financing Activities

Our cash flows used in financing activities for the years ended 31 December 2022 and 2021 were as follows:

	Year ended 31 December
	2022	2021

	(USD million)
Dividends paid(1)	(2,442)	(2,364)
Net (payments on) / proceeds from borrowings	(7,174)	(8,511)
Payments of lease liabilities	(610)	(531)
Other (including purchase of non-controlling interests)	(394)	(192)

Cash flow from / (used in) financing activities	(10,620)	(11,598)

Note:

(1)

Dividends paid in 2022 consisted primarily of USD 1.1 billion paid by Anheuser-Busch InBev SA/NV and USD 0.9 billion paid by Ambev and its subsidiaries. Dividends paid in 2021 consisted primarily of USD 1.2 billion paid by Anheuser-Busch InBev SA/NV and USD 0.8 billion paid by Ambev and its subsidiaries.

Cash flow used in financing activities amounted to USD 10,620 million in 2022, as compared to a cash flow used in financing activities of USD 11,598 million in 2021. The cash flow used in financing activities in 2022 and 2021 mainly reflects dividends paid and payments on borrowings.

For more information on the financing activities related to long-term debt issuances in 2021 and 2022, see “—Funding Sources—Borrowings” below. Please also refer to note 22 of our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

Free Cash Flow

We define free cash flow as our cash flow from operating activities minus our net capital expenditure.

	Year ended 31 December
	2022	2021

	(USD million)
Cash flow from operating activities	13,298	14,799
Net capital expenditure(1)	(4,838)	(5,498)

Free cash flow	8,460	9,301

Note:

(1)

Net capital expenditure consists of acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale; please see “—Cash Flow used in Investing Activities” above for further details regarding our net capital expenditures.

Free cash flow amounted to approximately USD 8.5 billion in 2022, representing a decrease of approximately USD 0.8 billion, or 9.0%, compared to 2021; please see “—Cash Flow from Operating Activities” and “—Cash Flow used in Investing Activities” above for more information regarding items which impacted our free cash flow in 2022 and 2021.

Free cash flow is a non-IFRS measure. The financial measure most directly comparable to and presented in accordance with IFRS in our consolidated statement of cash flow is cash flow from operating activities. We believe free cash flow is useful to investors as it represents cash flows that could be used for return of capital to shareholders via dividends or share repurchases, repayment of debt or other strategic initiatives, including acquisitions.

Free cash flow, however, has limitations as an analytical tool for investors. It is not a recognized term under IFRS and does not purport to be an alternative to cash flows from operating activities as a measure of liquidity. As a result, you should not consider free cash flow in isolation, or as a substitute for an analysis of our results as reported in our consolidated financial statements appearing elsewhere in this Form 20-F. One of the primary limitations of free cash flow is that it does not represent residual cash flows available exclusively for management’s discretionary use, as it is not adjusted for certain of our non-discretionary obligations, such as the repayment of principal amounts borrowed.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 11.9% of our profit from operations for the year ended 31 December 2022, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. Capital transfer restrictions are also common in certain developing countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country. As at 31 December 2022, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of the operating subsidiaries.

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

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments, less bank overdrafts, at each of 31 December 2022 and 2021 were as follows:

	Year ended 31 December (derived from audited financial statements)
	2022	2021

	(USD million)
Cash and cash equivalents	5,288	4,505
Bank overdrafts	(83)	(53)
Investment in short-term debt securities	4,685	7,592
Cash and Cash Equivalents and Short-Term Investments	9,890	12,043

Borrowings

In the first quarter of 2022, we redeemed the outstanding principal amounts indicated in the table below of the following series of notes issued by Anheuser-Busch InBev Finance Inc. (“ABIFI”):

Date of redemption	Issuer (abbreviated)	Title of series of notes redeemed	Currency	Original principal amount outstanding (in millions)	Principal amount redeemed (in millions)
9 February 2022	ABIFI	3.650% Notes due 2026	USD	1,633	1,633
1 March 2022	ABIFI	4.915% Notes due 2046	USD	1,470	1,470

On 2 December 2022, we accepted the tender offers of eight series of notes issued by Anheuser-Busch InBev SA/NV (“ABISA”), Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) and ABIFI and repurchased USD 3.9 billion aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of redemption	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in millions)	Principal amount repurchased (in millions)	Principal amount not repurchased (in millions)
2 December 2022	ABISA	2.850% Notes due 2037	GBP	900	489	411
2 December 2022	ABISA	2.250% Notes due 2029	GBP	700	363	337
2 December 2022	ABIFI	4.000% Notes due 2043	USD	750	346	404
2 December 2022	ABIWW	3.750% Notes due 2042	USD	1,000	529	471
2 December 2022	ABIWW	4.600% Notes due 2060	USD	1,000	503	497
2 December 2022	ABIWW	4.500% Notes due 2050	USD	2,250	683	1,567
2 December 2022	ABIWW	4.750% Notes due 2058	USD	1,500	519	981
2 December 2022	ABIWW	4.600% Notes due 2048	USD	2,500	321	2,179

On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainable-Linked Loan Revolving Credit Facility (“SLL Revolving Facility”), replacing our existing USD 9.0 billion multi-currency revolving credit facility, under a senior facilities agreement (the “2010 Senior Facilities Agreement”). The SLL Revolving Facility has an initial five-year term and incorporates a pricing mechanism that incentivizes improvement in key performance areas that are aligned with and contribute to our 2025 Sustainability Goals. Effective as of 17 March 2022, we exercised our option to extend the maturity of the facility until February 2027. As of 31 December 2022, the facility was fully undrawn. The terms of the SLL Revolving Facility are described under “Item 10. Additional Information—C. Material Contracts.”

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

Most of our other interest-bearing loans and borrowings are for general corporate purposes, based upon strategic capital structure concerns, although certain borrowings were incurred to fund significant past acquisitions of subsidiaries. Although seasonal factors affect the business, they have little effect on our borrowing requirements.

We have a Euro Medium-Term Note Programme under which Anheuser-Busch InBev SA/NV may periodically issue and have outstanding debt denominated in any currency or currencies, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements, outside the U.S. to non-U.S. persons in reliance on Regulation S. The guarantors of payments of all amounts due in respect of notes issued under the EMTN Programme are Cobrew NV, Brandbrew SA, Brandbev S.à.R.L., Anheuser-Busch InBev Worldwide Inc., ABIFI and Anheuser-Busch Companies, LLC (subject to certain terms and conditions). Under the EMTN Programme, we may issue notes on a continuing basis up to a maximum aggregate principal amount of EUR 40.0 billion (USD 42.72 billion) or its equivalent in other currencies. Such notes may be fixed, floating, zero coupon or a combination of these. The proceeds from the issuance of any such notes may be used to repay short-term and/or long-term debt and to fund general corporate purposes of the AB InBev Group. If in respect of any particular issue of notes there is a particular identified use of proceeds, this will be stated in the applicable final terms relating to the notes. As of 31 December 2022, the total outstanding debt under the EMTN Programme amounted to EUR 21.6 billion (USD 23.01 billion). Our ability to issue additional notes under the EMTN Programme is subject to market conditions.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 3.0 billion (USD 3.21 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. We also have established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 5.0 billion. As of 31 December 2022, we had no outstanding commercial paper under these programs. Our ability to borrow additional amounts under the programs is subject to investor demand. If we are ever unable to refinance under these commercial programs as they become due, we have access to funding through the use of our committed lines of credit.

[2]	Converted at the closing rate of December 2022.

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2022, after certain hedging and fair value adjustments, USD 4.6 billion, or 5.7%, of our interest-bearing financial liabilities (which include bonds, loans, lease liabilities and bank overdrafts) bore a variable interest rate, while USD 75.4 billion, or 94.3%, bore a fixed interest rate. Our net debt is denominated in various currencies, though primarily in the U.S. dollar and in the Euro. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

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

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of Normalized EBITDA, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. For our definition of Normalized EBITDA, see “—E. Results of Operations—Year Ended 31 December 2022 Compared to the Year Ended 31 December 2021 —Normalized EBITDA.”

We have also entered into certain financial instruments in order to mitigate interest rate risks.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

The 2010 Senior Facilities Agreement, as amended in connection with the SLL Revolving Facility, does not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 22 of our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2022 and 2021:

	Year ended 31 December
	2022	2021

	(USD million)
Unsecured bond issues	76,798	85,726
Lease liabilities	2,492	2,278
Secured bank loans	393	628
Unsecured bank loans	100	106
Unsecured other loans	125	40

Total	79,909	88,777

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2022:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

	(USD million)
Unsecured bond issues	76,798	—	2,268	529	9,221	64,780
Lease liabilities	2,492	529	497	362	474	636
Secured bank loans	393	369	3	3	6	12
Unsecured bank loans	100	100	—	—	—	—
Unsecured other loans	125	30	68	19	9	—

Total	79,909	1,029	2,835	913	9,710	65,428

Note:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 December 2022.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of the date of this Form 20-F, our credit rating from S&P was BBB+ for long-term obligations and A-2 for short-term obligations, with a positive outlook, and our credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a positive outlook. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 4,838 million during 2022 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2022, approximately 36% was used to improve our production facilities while 45% was used for logistics and commercial investments. Approximately 20% was used for improving administrative capabilities and purchase of hardware and software.

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

Investments and Disposals

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had, and are expected to continue to have, a significant effect on our results of operations and the comparability of period-to-period results. See “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes” for further information on significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2022 and 2021. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 included in this Form 20-F.

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

The following table provides a reconciliation of our net debt to the sum of current and non-current interest-bearing loans and borrowings as of the dates indicated:

	Year ended 31 December
	2022	2021

	(USD million)
Non-current interest bearing loans and borrowings	78,880	87,369
Current interest bearing loans and borrowings	1,029	1,408
Total	79,909	88,777
Bank overdrafts	83	53
Cash and cash equivalents	(9,973)	(12,097)
Interest-bearing loans granted (included within Trade and other receivables)	(183)	(175)
Non-current and current debt securities (included within Investment securities)(1)	(123)	(396)
Net debt	69,713	76,162

Note:

(1)	See note 22 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

Net debt as of 31 December 2022 was USD 69.7 billion, a decrease of USD 6.5 billion as compared to 31 December 2021. Apart from operating results net of capital expenditures, the net debt was impacted mainly by the payment of interests and taxes (USD 6.1 billion), dividend payments to shareholders of AB InBev and Ambev (USD 2.4 billion) and foreign exchange impact on net debt (USD 1.5 billion decrease of net debt).

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

Consolidated equity attributable to equity holders of AB InBev as of 31 December 2022 was USD 73,398 million, compared to USD 68,669 million as of 31 December 2021. The net increase resulted from the profit attributable to equity shareholders partially offset by dividends paid and foreign exchange losses on translation of foreign operations primarily related to the combined effect of the weakening of the closing rates of the Argentinean peso, the Chinese yuan, the Colombian peso, the South African rand and the Euro, which resulted in a net foreign exchange translation adjustment of USD 1 123 million as of 31 December 2022 (decrease of equity), compared to USD 68,669 million as of 31 December 2021.

Consolidated equity attributable to equity holders of AB InBev as of 31 December 2021 was USD 68,669 million, compared to USD 68,024 million as of 31 December 2020. The net increase resulted from the profit attributable to equity shareholders partially offset by dividends paid and foreign exchange losses on translation of foreign operations primarily related to the combined effect of the weakening of the closing rates of the Colombian peso, the Peruvian sol, the South African rand, the Mexican peso and the Euro, which resulted in a net foreign exchange translation adjustment of USD 4,320 million as of 31 December 2021 (decrease of equity).

Further details on equity movements can be found in our consolidated statement of changes in equity in our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

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

Each guarantee provided under the aforementioned indentures is referred to as a “Guarantee” and collectively, the “Guarantees”; the subsidiaries of the Parent Guarantor providing Guarantees are referred to as the “Subsidiary Guarantors” and the Parent Guarantor and Subsidiary Guarantors collectively are referred to as the “Guarantors”. ABIWW, ABIFI and ABC are collectively referred to as the “Issuers”.

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

	Year ended 31 December
	2022(1)	2021(2)

	(USD million)
Income Statement Data
Revenue	15,231	14,920
Gross profit	8,183	8,339
Profit for the period	975	2,055

Statement of Financial Position Data
Due from non-guarantor subsidiaries	99,031	78,031
Other non-current assets	61,978	61,434
Non-current assets	161,009	139,465
Due from non-guarantor subsidiaries	3,595	7,160
Other current assets	13,367	11,874
Current assets	16,962	19,034
Due to non-guarantor subsidiaries	24,657	48,960
Other non-current liabilities	84,502	93,317
Non-current liabilities	109,159	142,277
Due to non-guarantor subsidiaries	12,894	14,937
Other current liabilities	22,668	22,303
Current liabilities	35,562	37,240

Note:

(1)

For the year ended 31 December 2022 revenue, gross profit and profit of the year includes USD 299 million, USD (439) million and USD 25 million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively.

(2)

For the year ended 31 December 2021, revenue, gross profit, and profit of the year includes USD 344 million, USD (500) million and USD 3,162 million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively.

I.	OUTLOOK AND TREND INFORMATION

In 2023, we expect our revenue to grow from a healthy combination of volume and price.

Net pension interest expenses and accretion expenses are expected to be in the range of USD 200 to USD 230 million per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in 2023 to be approximately 4%.

We expect net capital expenditure of between USD 4.5 and USD 5.0 billion in 2023.

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

Our Board may be composed of a maximum of 15 directors. There are currently 15 directors, all of whom are non-executives. Under our articles of association, the directors are appointed as follows, reflecting our particular shareholder structure:

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

The composition of our Board is currently as follows:

Name	Principal Function	Nature of Directorship	Initially Appointed	Term Expires

María Asunción Aramburuzabala	Director	Non-executive	2016	2024

Martin J. Barrington	Director and Chair of the Board(1)	Non-executive, nominated by the holders of Restricted Shares	2016	2023

M. Michele Burns	Independent Director	Non-executive	2016	2024

Sabine Chalmers	Director	Non-executive, nominated by the holders of class A Stichting certificates	2019	2023

Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2024

Claudio Garcia	Director	Non-executive, nominated by the holders of class B Stichting certificates	2019	2023

William F. Gifford, Jr.	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2023

Paulo Alberto Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2024

Xiaozhi Liu	Independent Director	Non-executive	2019	2023

Alejandro Santo Domingo Dávila	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2023

Elio Leoni Sceti	Independent Director	Non-executive	2016	2024

Cecilia Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2019	2023

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2024

Nitin Nohria	Director	Non-executive, nominated by the holders of class B Stichting certificates	2022	2026

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2024

Note:

(1)	We have determined that Mr. Barrington is an independent director for purposes of Rule 10A-3 of the Exchange Act.

At our annual shareholders’ meeting held on 27 April 2022, the mandates of Mr. Martin J. Barrington, Mr. William F. Gifford, Jr. and Mr. Alejandro Santo Domingo Dávila were renewed for a term of 1 year. The mandate of Mr. Roberto Thompson Motta ended, and Mr. Nitin Nohria was appointed as successor to Mr. Roberto Thompson Motta for a term of 4 years.

Their mandates are renewable.

The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

No member of the Board has any conflicts of interest within the meaning of the Belgian Companies Code between any duties he or she owes to us and any private interests and/or other duties.

Ms. Aramburuzabala is a non-executive member of the Board. Born in 1963, she is a citizen of Mexico and holds a degree in Accounting from ITAM (Instituto Tecnológico Autónomo de Mexico). She served as CEO of Tresalia Capital from 1996 to 2022. She is currently the chairperson of the Boards of Directors of Tresalia Capital, Abilia and Red Universalia. She was formerly a member of the Grupo Modelo Board of Directors, and is currently on the Board of Coty.

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

Ms. Burns is an independent member of the Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, Cisco Systems, Etsy and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores. From 2014 until 2018, she served on the Board of Alexion Pharmaceuticals. She currently serves on the Advisory Council of the Stanford Center on Longevity at Stanford University. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

Ms. Chalmers is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1965, Ms. Chalmers is an American citizen and holds a Bachelor’s Degree in Law from the London School of Economics and is qualified to practice law in England and New York State. Ms. Chalmers is the General Counsel and Director of Regulatory Affairs of BT Group plc and is also a member of the Court of Directors of the Bank of England. Prior to joining BT, she was the Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors of AB InBev, a role she held from 2005 to 2017. Ms. Chalmers joined AB InBev after 12 years with Diageo plc where she held a number of senior legal positions including as General Counsel of the Latin American and North American businesses. Prior to Diageo plc, she was an associate at the law firm of Lovell White Durrant in London, specializing in mergers and acquisitions.

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

Mr. Nohria is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1962, he is an American citizen and graduated from Massachusetts Institute of Technology with a Ph.D. in Management and from the Indian Institute of Technology, Bombay, with a Bachelor of Technology in Chemical Engineering. Mr. Nohria started his career as a faculty member of Harvard Business School in 1988 and served as its Dean from 2010 to 2020. He is currently a Professor at Harvard Business School and Partner and Executive Chairman of Thrive Capital, a venture capital firm. Mr. Nohria also serves on the Boards of Directors of The Bridgespan Group, Mass General Brigham, and Rakuten Medical.

Mr. Santo Domingo is a representative of the Restricted Shareholders. Born in 1977, he is an American, Colombian and Spanish citizen and obtained a B.A. in History from Harvard College. He is the Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of Directors of SABMiller Plc until 2016, where he was also Vice-Chairman of SABMiller Plc for Latin America. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia. He is Chairman of the Board of Valorem, a company which owns a diverse portfolio of industrial and media assets in Latin America. Mr. Santo Domingo is also a director of Life Time Group Holdings, Inc., an owner and operator of fitness centers in the United States and Canada, Florida Crystals, the world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian newspaper, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Chair of the Wildlife Conservation Society and Fundación Mario Santo Domingo. He is also a Member of the Boards of The Metropolitan Museum of Art, The British Museum, DKMS, a foundation dedicated to combatting leukemia and blood disorders, WNET, Mount Sinai Health System and Fundación Pies Descalzos, a foundation focused on assisting impoverished children in Colombia. He is a member of Harvard University’s Global Advisory Council (GAC).

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

General Information on the Directors

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

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
María Asunción Aramburuzabala	Tresalia Capital, Abilia, Red Universalia Coty Inc	Grupo Financiero Banamex, LLC, Banco Nacional de México, América Móvil, Grupo Televicentro, Televisa, Cablevisión, Empresas ICA, Aeroméxico, Siemens, Tory Burch, LLC, Artega Automobil, Diblo, Dirección de Fábricas, Filantropía Modelo, Consejo Asesor para las Negociaciones Comerciales Internacionales, Compromiso Social por la Calidad de la Educación, Latin America Conservation Council, Fresnillo plc, Médica Sur, Calidad de Vida, Progreso y Desarrollo para la Ciudad de México and Compañía Periodística Nacional, Grupo Modelo, KIO Networks, Medistik, Consejo Mexicano de Negocios, Instituto Tecnológico Autónomo de México (ITAM) School of Business

Martin J. Barrington	Richmond Performing Arts Center L.L.P.	Altria Group, Inc., NextUp (formerly Middle School Renaissance 2020, LLC), Virginia Museum of Fine Arts

M. Michele Burns	Cisco Systems Inc., The Goldman Sachs Group Inc., Etsy Inc., Circle Internet Financial	Alexion Pharmaceuticals Inc.

Sabine Chalmers	BT Group Plc, Continental Grain Group, Bank of England, Eugénie Patri Sébastien S.A., Adrian SA and the Stichting	Coty Inc.

Paul Cornet de Ways Ruart	Eugénie Patri Sébastien S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A.and the Stichting	Sparflex, Bunge Ltd, Krispy Kreme Doughnuts Inc., Panera Bread Holdings Corp., Peet’s Coffee & Tea, LLC, Coffee & Bagel Brands Inc. Company, Inc., Rayvax Société d’Investissement S.A.

Claudio Garcia	Lojas Americanas S.A., Garcia Family Foundation, Telles Foundation, Fundação Antônio e Helena Zerrenner and Chapin School in New York	—

William F. Gifford, Jr.	Altria Group Inc., Catalyst Inc., Virginia Commonwealth University School of Business Foundation	Virginia Foundation for Independent Colleges, National Association of Manufacturers, Greater Richmond Partnership, Inc.

Name	Current	Past

Paulo Alberto Lemann	Vectis Partners, Lojas Americanas S.A., Lemann Foundation and Lone Pine Capital LLC	Ambev

Elio Leoni Sceti	LSG Holdings (Chairman), the Kraft Heinz Company, Barry Callebaut, One Young World (Trustee), The Craftory (Chairman), Room to Read UK (Chairman)	EMI Music, Iglo Group, Beamly Ltd. and Nomad Foods

Xiaozhi Liu	ASL Automobile Science & Technology (Shanghai) Co., Ltd., Autoliv (NYSE) and Johnson Matthey Plc	Fuyao Glass Group

Alejandro Santo Domingo Dávila	Quadrant Capital Advisors, Inc., Bavaria S.A., Valorem S.A., Cine Colombia S.A., Organización Decameron S. de R.L., Florida Crystals Corporation, Caracol Televisión S.A., Life Time Group Holdings, Inc., Metropolitan Museum of Art, Wildlife Conservation Society, DKMS, Fundación Santo Domingo, WNET, The British Museum and Mount Sinai Health Systems	Keurig Green Mountain (KGM), Advanced Merger Partners (AMPI), ContourGlobal plc, JDE Peet’s N.V.

Cecilia Sicupira	LTS Investments	Restaurant Brands International and São Carlos Empreendimentos S.A., Ambev S.A., Lojas Americanas S.A.

Grégoire de Spoelberch	Agemar S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest,
	(1) Midi Developpement,(1) Solferino Holding S.A., Vedihold, Clearvolt S.A. and Fonds Baillet Latour	Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens and(1) Elpo-Cuisinex Wholesale(1) Navarin S.A., Wernelin S.A., Zencar S.A.

Nitin Nohria	Harvard Business School, Thrive Capital, The Bridgespan Group, Mass General Brigham, and Rakuten Medical

Alexandre Van Damme	Patri S.A., the Stichting and Eugénie Patri Sébastien S.A.	Keurig Green Mountain (KGM), Jacobs Douwe Egberts (JDE), DKMS, Restaurant Brands International and the Kraft Heinz Company

Note:

(1)	As permanent representative.

Proposed Changes to our Board

On 13 March 2023, we announced that the following proposals with respect to our Board of Directors will be presented for approval at our annual shareholders’ meeting on 26 April 2023:

•	The number of independent directors on the Board will be increased from three to four and the number of directors to be appointed upon proposal of the Stichting will be decreased from nine to eight.

•	The following directors will be leaving the Board: Ms. María Asunción Aramburuzabala, Mr. William F. Gifford, Mr. Elio Leoni Sceti, Ms. Xiaozhi Liu and Ms. Cecilia Sicupira.

•

The following individuals will be proposed as new independent directors for four-year terms: Ms. Lynne Biggar, Ms. Aradhana Sarin and Mr. Dirk Van de Put. In addition, the following individuals will be proposed to be appointed or reappointed upon proposal by the Stichting for four-year terms: Ms. Sabine Chalmers, Mr. Claudio Garcia and Ms. Heloisa Sicupira; and the following individuals will be proposed to be appointed for one-year terms upon proposal by the Restricted Shareholders: Mr. Martin J. Barrington, Mr. Salvatore Mancuso and Mr. Alejandro Santo Domingo.

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

Effective April 2022 Ricardo Tadeu became Chief Growth Officer, following his previous role as Chief B2B Officer.

Effective April 2022 Lucas Herscovici became Chief Direct-to-Consumer Officer, following his previous role as Chief Sales Officer.

Effective April 2022 Nick Caton became Chief B2B Officer, following his previous role as Chief Financial Officer of Anheuser-Busch.

Effective April 2022 Marcel Marcondes became Chief Marketing Officer, following his previous role as Global President, Beyond Beer.

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

As of 31 December 2022, our Executive Committee consisted of the following members:

Name	Function
Michel Doukeris	Chief Executive Officer
John Blood	Chief Legal and Corporate Affairs Officer and Corporate Secretary
Fernando Tennenbaum	Chief Financial Officer
David Almeida	Chief Strategy and Technology Officer

As of 31 December 2022, and in addition to the members of our Executive Committee, our senior leadership team consists of the following:

Name	Function
Katherine Barrett	General Counsel
Marcel Marcondes	Chief Marketing Officer
Peter Kraemer	Chief Supply Officer
Nelson Jamel	Chief People Officer
Ezgi Barcenas	Chief Sustainability Officer
Lucas Herscovici	Chief Direct-to-Consumer Officer
Nick Caton Ricardo Tadeu	Chief B2B Officer Chief Growth Officer
Jan Craps	CEO Asia Pacific (APAC) Zone
Brendan Whitworth	CEO North America Zone
Carlos Lisboa	CEO Middle America Zone
Ricardo Moreira	CEO Africa Zone
Jean Jereissati Neto	CEO South America Zone
Jason Warner	CEO Europe Zone

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

Ezgi Barcenas is our Chief Sustainability Officer since August 2021. Born in 1984, Ms. Barcenas is a dual citizen of Cyprus and the U.S. and holds a bachelor’s degree in Biomedical and Electrical Engineering from Vanderbilt University, a master’s degree in Environmental Health from Harvard School of Public Health and an MBA degree from The University of Chicago Booth School of Business. Since joining the company in 2013 through the Global MBA Program, Ms. Barcenas has held key roles within the Corporate Affairs and Procurement functions. She most recently served as the Global Vice President of Sustainability. Prior to joining AB InBev, she worked in international trade, public health and international development.

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

Nick Caton is our Chief B2B Officer since April 2022. Born in 1982, he is a U.S. citizen and received a bachelor’s degree in mathematics from Stanford University and a law degree from Yale Law School. Mr. Caton has been with AB InBev for over 10 years, most recently as Chief Financial Officer for Anheuser-Busch. During his time at the company, Mr. Caton has held roles in finance, technology and sales in the North America Zone, Asia-Pacific Zone, BEES, and GHQ. Prior to AB InBev, Mr. Caton was with McKinsey and with Skadden Arps LLP.

Jan Craps is our CEO Asia Pacific Zone since 1 January 2019 and CEO and Co-Chair of Budweiser Brewing Company APAC since 8 May 2019. Born in 1977, Mr. Craps is a Belgian citizen and obtained a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, Belgium. Mr. Craps was an associate consultant with McKinsey & Company before joining Interbrew in 2002. He acquired a range of international experiences in a number of senior marketing, sales and logistics executive positions in France and Belgium. In 2011, he relocated to Canada where he was appointed Head of Sales for Canada followed by his appointment as President and CEO of Labatt Breweries of Canada in 2014. Until 31 December 2018, he held the position of Zone President Asia Pacific South.

Lucas Herscovici is our Chief Direct-to-Consumer Officer since April 2022. Born in 1977, he is an Argentinean citizen and holds a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires. Mr. Herscovici joined us in 2002 as a Global Management Trainee in our Latin America South Zone. After working in Argentina in several commercial roles, he became head of innovation for global brands and later Global Marketing Director of Stella Artois in 2008. In 2012, he became VP Digital Marketing of the North America Zone and was appointed VP Consumer Connections for the U.S. in 2014. Mr. Herscovici served as Global Marketing VP of Insights, Innovation and Consumer Connections from 2017 to 2018 and Chief Non-Alcohol Officer from 2018 to 2020. He most recently served as our Chief Sales Officer until April 2022.

Nelson Jamel is our Chief People Officer since 29 April 2020. Born in 1972, Mr. Jamel is a Brazilian citizen and holds a Bachelor’s and Master’s Degree in industrial engineering from the Universidade Federal do Rio de Janeiro. His more than 20-year journey with AB InBev has taken him from leading finance roles in Brazil to the Dominican Republic, through Western Europe and North America. Prior to his current role, he served as the Vice President of Finance and Technology for the North America Zone.

Jean Jereissati Neto is our CEO South America Zone and CEO of Ambev. Born in 1974, he is a Brazilian citizen and received a Degree in Business Administration from Fundação Getúlio Vargas (FGV) and an Executive Education at Insead and Wharton. Mr. Jereissati joined Ambev in 1998 and held various positions in Sales and Trade Marketing prior to becoming CEO of Cerveceria Nacional Dominicana, in 2013, making a successful integration with CND. In 2015, he joined the Asia Pacific North Zone to become Business Unit President for China and in 2017 he was appointed Zone President of the Asia Pacific North Zone, leading one of the most complex and fast-growing business. Most recently, Mr. Jereissati held the role of Business Unit President for Brazil.

Peter Kraemer is our Chief Supply Officer. Born in 1965, he is a U.S. citizen. A fifth-generation Brewmaster and native of St. Louis, Mr. Kraemer holds a Bachelor’s degree in Chemical Engineering from Purdue University and a Master’s Degree in Business Administration from St. Louis University. He joined Anheuser-Busch 34 years ago and has held various brewing positions over the years, including Group Director of Brewing and Resident Brewmaster of the St. Louis brewery. In 2008, Mr. Kraemer became Vice President, Supply, for AB InBev’s North America Zone, leading all brewery operations, quality assurance, raw materials and product innovation responsibilities. He was appointed Chief Supply Officer of AB InBev in March 2016.

Carlos Lisboa is our CEO Middle America Zone since 1 January 2019. Born in 1969, Mr. Lisboa is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from FESP, both in Brazil. Mr. Lisboa joined the group in 1993 and has built his career in marketing and sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev’s Latin American North Zone. Mr. Lisboa then led the International Business Unit in AB InBev’s Latin America South Zone for two years prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands. Most recently, Mr. Lisboa held the role of Zone President Latin America South until 31 December 2018.

Marcel Marcondes is our Chief Marketing Officer since April 2022. Born in 1975, he is a Brazilian citizen and holds a Master’s Degree in business administration from the Business School São Paulo. Mr. Marcondes joined us in 2005, and most recently served as Global President, Beyond Beer. From 2017 to 2021, Mr. Marcondes was the Chief Marketing Officer at Anheuser-Busch, where he led the marketing strategy for a broad portfolio of some of the world’s largest beer brands in the U.S. Mr. Marcondes sits on the Board of the Association of National Advertisers (ANA) and is a member of the Cannes Lions CMO Growth Council. He also sits on Adweek’s Diversity & Inclusion Council and leads Anheuser-Busch’s partnerships with AIMM’s #SeeHer and #SeeAll to promote multicultural marketing. Before joining AB InBev, Mr. Marcondes spent seven years in brand management at Unilever.

Ricardo Moreira is our CEO Africa Zone since 1 January 2019. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialization in Management from University of Chicago in the U.S. Mr. Moreira joined Ambev in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head our Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of Zone President Latin America COPEC until 31 December 2018.

Ricardo Tadeu is our Chief Growth Officer since April 2022. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Laws from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined Ambev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the combination with SAB in 2016. Mr. Tadeu most recently served as Chief B2B Officer, spearheading the creation of BEES, and before that he served as Chief Sales Officer until July 2020, and Zone President Africa until 31 December 2018.

Jason Warner is our CEO Europe Zone since 1 January 2019. Born in 1973, he is a dual British and U.S. citizen and received a BSc Eng. Hons. Industrial Business Studies degree from DeMontfort University in the United Kingdom. Prior to his current role, he was Business Unit President for North Europe between 2015 and 2018. He joined AB InBev in July 2009 as Global VP Budweiser, based in New York, before moving into a dual role of Global VP Budweiser and Marketing VP. He has also held Global VP roles for Corona as well as Innovation and Renovation. Prior to joining AB InBev, he held various positions at The Coca-Cola Company and Nestlé.

Brendan Whitworth is our CEO North America Zone and CEO of Anheuser-Busch since 1 July 2021. Born in 1976, he is a U.S. citizen and holds an MBA degree from Harvard Business School. Prior to his current role, he was Chief Sales Officer of Anheuser-Busch. Mr. Whitworth joined AB InBev in 2013 as a Global Sales Director and went on to hold various commercial leadership positions in the U.S., including Vice President U.S. Trade Marketing and Vice President Sales U.S. Northeast Region. Prior to joining AB InBev, Mr. Whitworth held a series of U.S. commercial leadership roles at PepsiCo Frito-Lay. He also served in the U.S. Marine Corps and Central Intelligence Agency.

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

The remuneration policy described below was approved by the annual shareholders’ meeting on 27 April 2022.

Share-Based Payment Plans

We currently have three primary, share-based payment plans, namely (i) our restricted stock unit plan for directors (“RSU Plan Directors”) established in 2019 (which replaced our long-term incentive stock option plan for directors (“LTI Stock Option Plan Directors”) established in 2014), (ii) our share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 (and amended as from 2010) and (iii) our long-term incentive plan for eligible employees (“LTI Plan Executives”), established in 2009.

In addition, from time to time, we make exceptional grants to our employees and employees of our subsidiaries or grants of shares, restricted stock units, performance stock units or options under plans established by us or by certain of our subsidiaries.

LTI Stock Option Plan Directors

The table below provides an overview of all of the stock options outstanding under our former LTI Stock Option Plan Directors as of 31 December 2022(1):

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

As of 31 December 2022, the total number of stock options granted under the LTI Stock Option Plan Directors is 1.105 million. As of 31 December 2022, of the 1.105 million outstanding options, 0.877 million have vested.

For additional information on the LTI stock options held by members of our Board of Directors, see “—Compensation of Directors and Executives” below.

RSU Plan Directors

The share-based portion of the remuneration of the directors of AB InBev is granted in the form of restricted stock units (“RSUs”) corresponding to a fixed gross value per year of (i) EUR 550,000 (USD 577,872) for the Chair of the Board of Directors, (ii) EUR 350,000 (USD 367,737) for the Chair of the Audit Committee and (iii) EUR 200,000 (USD 210,135) for the other directors.

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

The granting and vesting of the restricted stock units are not subject to performance criteria. Therefore, such RSUs qualify as fixed remuneration.

The table below provides an overview of all of the RSUs granted under our RSU Plan that remain outstanding:

Grant date of RSUs	Vesting date of RSUs	Number of RSUs granted	Number of RSUs outstanding
		(in millions)	(in millions)
24 April 2019	24 April 2024	0.043	0.043
3 June 2020	3 June 2025	0.076	0.076
28 April 2021	28 April 2026	0.058	0.058
27 April 2022	27 April 2027	0.061	0.061
Total		0.237	0.237

For additional information on the RSUs held by members of our Board of Directors, see “—Compensation of Directors and Executives” below.

Share-Based Compensation Plan

Our Executive Committee and other senior employees are granted variable compensation under our Share-Based Compensation Plan. Executives receive their variable performance-related compensation (bonus) in cash but have the choice to invest some (up to 60%) or all of the value of their variable compensation in our shares, referred to as voluntary shares. For further details regarding variable performance-related compensation (bonus), please see “—Compensation of Directors and Executives—Executive Committee—Variable Performance-Related (Bonus) Compensation – Share-Based Compensation Plan” below.

Voluntary shares are:

•	existing Ordinary Shares;

•	entitled to dividends paid as from the date of grant;

•	subject to a lock-up period of three years; and

•

granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of restricted stock units, subject to specific restrictions or forfeiture provisions in the event of termination of service (“Discounted Shares”).

Executives who invest in voluntary shares also receive one and a half matching shares from the Company for each voluntary share invested up to a limited total percentage (60%) of each executive’s variable compensation. These matching shares are also delivered in the form of restricted stock units (“Matching Shares”). The restricted stock units delivered to eligible employees relating to the Matching Shares and the Discounted Shares are subject to a lock-up and vesting period of three years.

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

For details regarding voluntary shares acquired by, and Matching Shares and Discounted Shares granted to, members of the Executive Committee pursuant to the Share-Based Compensation Plan in relation to variable compensation earned in 2021, in accordance with the remuneration policy applicable to bonuses paid to members of the Executive Committee for financial year 2021, please see “—Compensation of Directors and Executives—Executive Committee—Variable Performance-Related (Bonus) Compensation – Share-Based Compensation Plan—Variable compensation (bonus) for performance in 2021 – Paid in March 2022” below.

LTI Plan Executives

Annual Long-Term Incentives

Subject to management’s assessment of the employee’s performance and future potential, senior employees are eligible for an annual long-term incentive to be paid out in restricted stock units, performance stock units and/or stock options. Since 2020, grants to senior employees have primarily taken the form of restricted stock units. From financial year 2022, long-term incentive grants to employees of a certain seniority, including members of the Executive Committee and senior leadership team, have primarily taken the form of a combination of restricted stock units and performance stock units, both with a three-year vesting period. Any grant of annual long-term incentives to members of the Executive Committee and the senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee.

Long-term restricted stock units have the following features:

•	a grant value determined on the basis of the market price or an average market price of the share at the time of grant;

•	upon vesting, each restricted stock unit entitles its holder to acquire one share;

•	all long-term restricted stock units cliff-vest over a three-year period; and

•	in the event the executive leaves the company before the vesting date, specific forfeiture rules will apply.

Long-term performance stock units have the following features:

•	a grant value determined on the basis of the market price or an average market price of the share at the time of grant;

•	the performance stock units cliff vest over a three-year period;

•

upon vesting of the performance stock units, the number of shares to which the holder thereof shall be entitled will depend on a performance test measuring (on a percentile basis) the Company’s three-year total shareholder return (“TSR”) relative to the TSR realized for that period by a representative sample of 16 listed companies belonging to the fast-moving consumer goods sector (the “TSR Peer Group”). The number of shares to which holders of the performance stock units shall be entitled is subject to a hurdle and cap; and

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

The table below gives an overview of the annual LTI stock options on our shares that have been granted under the LTI Plans outstanding as of 31 December 2022:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
2 December 2013	2.48	1.61	75.15	1 December 2023
19 December 2013	0.37	0.21	74.49	18 December 2023
1 December 2014	2.48	1.62	94.46	30 November 2024
17 December 2014	0.53	0.29	88.53	16 December 2024
1 December 2015	1.63	0.94	121.95	30 November 2025
22 December 2015	1.86	1.36	113.00	21 December 2025
1 December 2016	2.32	1.39	98.04	30 November 2026
15 December 2016	1.15	0.48	97.99	14 December 2026
13 January 2017	0.02	0.01	99.01	12 January 2027
20 January 2017	0.96	0.81	98.85	19 January 2027
1 December 2017	4.79	3.01	96.70	30 November 2027
22 January 2018	1.05	0.96	94.36	21 January 2028
8 March 2018	0.27	0.25	89.43	7 March 2028
3 December 2018	4.48	2.83	67.64	2 December 2028
25 January 2019	0.93	0.81	65.70	24 January 2029
2 December 2019	5.87	4.40	71.87	1 December 2029

The table below gives an overview of the annual LTI stock options on our ADS that have been granted under the LTI Plans outstanding as of 31 December 2022:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
2 December 2013	1.05	0.64	102.11	1 December 2023
19 December 2013	0.09	0.04	103.39	18 December 2023
1 December 2014	1.04	0.62	116.99	30 November 2024
17 December 2014	0.22	0.11	108.93	16 December 2024
1 December 2015	1.00	0.61	128.46	30 November 2025
22 December 2015	0.14	0.05	123.81	21 December 2025
1 December 2016	1.29	0.82	103.27	30 November 2026
15 December 2016	0.08	0.03	102.91	14 December 2026
1 December 2017	1.40	0.89	114.50	30 November 2027
3 December 2018	1.19	0.81	76.87	2 December 2028
2 December 2019	1.26	0.88	79.35	1 December 2029

For additional information on the LTI stock options held by members of the Executive Committee, see “—Compensation of Directors and Executives” below. For details regarding annual long-term incentive restricted stock units and performance stock units granted to members of the Executive Committee in 2022, please see “—Compensation of Directors and Executives—Long-Term Incentives” below.

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

Vesting of such restricted stock units, performance stock units or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants. Such performance conditions may consist of financial metrics related to market conditions (e.g., relative TSR) or non-market conditions (e.g., EBITDA compounded annual growth rate).

Grants primarily take the form of restricted stock units. Any grant of exceptional long-term incentives to members of the Executive Committee and the senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee. For further details regarding exceptional long-term incentive stock options granted to members of the Executive Committee in 2022, please see “—Compensation of Directors and Executives—Long-Term Incentives—Exceptional Long-Term Incentives” below.

The following historic exceptional long-term incentive plans are listed by way of example. Upon recommendation of the Remuneration Committee, the Board may implement similar exceptional long-term incentive plans in the future:

i.

2020 Incentive Plan: Options were granted to selected members of our management, who were considered to be instrumental in helping us achieve our ambitious growth target (the “2020 Incentive Plan”). Each option gave the grantee the right to purchase one existing share. The options had a duration of 10 years from granting and would vest after five years. The options would only become exercisable provided a performance test was met by AB InBev. This performance test was based on a net revenue amount which had to be achieved by 31 December 2022 at the latest. The performance test was not met and all options granted under the 2020 Incentive Plan lapsed accordingly. For further details regarding options granted to members of the Executive Committee under the 2020 Incentive Plan, please see “—Compensation of Directors and Executives—Executive Committee—Options Owned by Executives” below.

ii.

Integration Incentive Plan: Options were granted to select members of our management considering the significant contribution that these employees could make to the success of the company and the achievement of integration benefits (the “Integration Incentive Plan”).

Each option gave the grantee the right to purchase one existing ordinary AB InBev share. The exercise price of the options was set at an amount equal to the market price of the share at the time of grant.

The options had a duration of 10 years from grant and would vest on 1 January 2022 and would only become exercisable provided we met a performance test by 31 December 2021 at the latest. This performance test was based on an EBITDA compounded annual growth rate target and could be complemented by additional country- or region-specific or function-specific targets. The performance test was not met and all options granted under the Integration Incentive Plan lapsed accordingly. For further details regarding options granted to members of our Executive Committee under the Integration Incentive Plan, please see “—Compensation of Directors and Executives—Executive Committee—Options Owned by Executives” below.

iii.

Incentive Plan for SAB Employees: Options were granted to employees of former SAB (the “Incentive Plan for SAB Employees”). The grant resulted from the commitment that we made under the terms of the combination with SAB, that we would, for at least one year, preserve the terms and conditions for employment of all employees that remained with SAB.

Each option gives the grantee the right to purchase one existing ordinary AB InBev share. The exercise price of the options was set at an amount equal to the market price of the share at the time of grant.

The options have a duration of 10 years as from granting and vest after three years. Specific forfeiture rules apply if the employee leaves the company before the vesting date.

iv.

Long Run Stock Options Incentive Plan: Options were granted to select members of our management to incentivize and retain senior leaders who were considered to be instrumental in achieving our ambitious long-term growth agenda over the next 10 years (“Long Run Stock Options Incentive Plan”).

Each option gives the grantee the right to purchase one existing share. The exercise price of the options was set at the closing share price on the day preceding the grant date. The options have a duration of 15 years as from granting and, in principle, vest after 5 or 10 years. The options only become exercisable provided a performance test is met by AB InBev. This performance test is based on an organic EBITDA compounded annual growth rate target. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date.

Other Recurring Long-Term Restricted Stock Unit Programs

Several recurring long-term restricted stock unit programs are in place.

i.

Base Long-Term Restricted Stock Units Program: This program allows for the offer of restricted stock units to members of our senior management. In addition to the grant of annual long-term restricted stock units described above under “—Annual Long-Term Incentives”, under this program restricted stock units can be granted under sub-plans with specific terms and conditions and for specific purposes e.g., as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. In most cases, the restricted stock units vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set shorter or longer vesting periods for specific sub-plans or introduce performance tests. Any grant to members of the Executive Committee and/or senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee. Other than the grants of annual long-term restricted stock units described below under “—Compensation of Directors and Executives—Long-Term Incentives—Annual Long-Term Incentives”, no restricted stock units were granted under the program to members of the Executive Committee in 2022.

ii.

Share Purchase Program: This program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of up to three matching shares for each share invested or, as the case may be, a number of matching shares corresponding to a fixed monetary value that depends on seniority level. The matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, specific forfeiture rules apply. Beginning in 2016, instead of restricted stock units, stock options may also be granted under this program with similar vesting and forfeiture rules. No shares under the program were purchased by members of the Executive Committee in 2022.

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

In 2022, no member of the Executive Committee participated in the ABI/Ambev Exchange Program.

Programs for Maintaining Consistency of Benefits Granted and for Encouraging Global Mobility of Executives

Two programs aimed at maintaining consistency of benefits granted to eligible employees and encouraging the international mobility of eligible employees while complying with all legal and tax obligations were approved at the annual shareholders’ meeting of AB InBev on 27 April 2010.

i.

The Exchange Program: Under this program, the vesting and transferability restrictions of the Series A Options granted under the November 2008 Exceptional Grant[1] and the options granted under the April 2009 Exceptional Grant[2] could be released, e.g., for eligible employees who moved to the United States (“Exchange Program”). These eligible employees were then offered the opportunity to exchange their options against a number of our shares that remained locked up until 31 December 2018 (five years longer than the original lock-up period).

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

In 2022, no exchanges were executed under this program by members of the Executive Committee.

Upon recommendation of the Remuneration Committee, our Board has also approved a variant of the Exchange Program to allow the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for eligible employees who are relocated, e.g., to the United States. The shares that result from the exercise of these options will, in principle, remain blocked until 31 December 2023. No options were accelerated in accordance with this approval in 2022.

ii.

The Dividend Waiver Program: The dividend protection feature of the outstanding options, where applicable, owned by eligible employees who move to the United States will be canceled. In order to compensate for the economic loss which results from this cancellation, a number of new options will be granted to these eligible employees with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules, of the new options are identical to the outstanding options for which the dividend protection feature is canceled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the eligible employees concerned. In 2022, no options were granted under this program to members of the Executive Committee.

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

1

The Series A Options had a duration of 10 years from granting and vested on 1 January 2014. The Series B Options have a duration of 15 years from granting and vested on 1 January 2019. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/Normalized EBITDA (adjusted for exceptional items), ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 (USD 11.82) or EUR 10.50 (USD 12.02), which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008. No options were exercised by members of the Executive Committee in 2022.

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

Board Compensation in 2022

The fixed annual fee for our directors in 2022 amounted to EUR 75,000 (USD 78,801), except for the Chair of the Board and the Chair of the Audit Committee, whose fixed annual fees amounted to EUR 255,000 (USD 267,922) and EUR 127,500 (USD 133,961) respectively.

In addition, a fixed annual retainer applied as follows: (a) EUR 28,000 (USD 29,419) for the Chair of the Audit Committee, EUR 14,000 (USD 14,709) for the other members of the Audit Committee, (c) EUR 14,000 (USD 14,709) for each of the Chairs of the Finance Committee, the Remuneration Committee and the Nomination Committee and (d) EUR 7,000 (USD 7,355) for each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee.

The share-based portion of the remuneration of the directors was granted in the form of restricted stock units corresponding to a fixed gross value of EUR 200,000 (USD 210,135). The Chair of the Board was granted restricted stock units corresponding to a fixed gross value of EUR 550,000 (USD 577,872) and the Chair of the Audit Committee was granted restricted stock units corresponding to a fixed gross value of EUR 350,000 (USD 367,737). Such restricted stock units will vest after 5 years and, upon vesting, will entitle their holders to one AB InBev share per restricted stock unit (subject to any applicable withholding).

We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

The table below provides an overview of the fixed and share-based compensation that our directors received in 2022.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of RSUs granted(4)
		(EUR)	(EUR)	(EUR)
María Asunción Aramburuzabala	10	75,000	0	75,000	3,637
Martin J. Barrington	10	255,000	21,000	276,000	10,001
Michele Burns	9	127,500	42,000	169,500	6,364
Sabine Chalmers	10	75,000	7,000	82,000	3,637
Paul Cornet de Ways Ruart	10	75,000	7,000	82,000	3,637
Grégoire de Spoelberch	10	75,000	14,000	89,000	3,637
Claudio Garcia	10	75,000	28,000	103,000	3,637
William F. Gifford Jr.(1)	9	0	0	0	0
Paulo Lemann	10	75,000	7,000	82,000	3,637
Xiaozhi Liu	10	75,000	14,000	89,000	3,637
Nitin Nohria(2)	4	51,000	4,760	55,760	0
Alejandro Santo Domingo	10	75,000	7,000	82,000	3,637
Elio Leoni Sceti	10	75,000	21,000	96,000	3,637
Cecilia Sicupira	10	75,000	7,000	82,000	3,637
Roberto Thompson Motta(3)	5	24,000	2,240	26,240	3,637
Alexandre Van Damme	10	75,000	7,000	82,000	3,637

All directors as group		1,282,500	189,000	1,471,500	60,009

Note:

(1)	Mr. Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2022 and before.
(2)

Mr. Nohria is a member of the Board of Directors since 27 April 2022. Mr. Nohria served as a strategic advisor to the Board prior to his appointment as Board member. In 2022, Mr. Nohria earned EUR 100,000 in this advisory capacity.

(3)	Mr. Thompson Motta was a member of the Board of Directors until 27 April 2022.
(4)	No restricted stock units granted to Directors vested in 2022.

Stock Options Held by Directors

The table below sets forth, for each of our current directors, the number of LTI stock options they owned as of 31 December 2022(1). LTI options are no longer awarded to directors (last grant on 25 April 2018).

	LTI 26	LTI 25	LTI 24	LTI 23	LTI 22	Total options
Grant date	25 April 2018	26 April 2017	27 April 2016	29 April 2015	30 April 2014
Vesting date	25 April 2023	26 April 2022	27 April 2021	29 April 2020	30 April 2019
Expiry date	24 April 2028	25 April 2027	26 April 2026	28 April 2025	29 April 2024
María Asunción Aramburuzabala	15,000	15,000	15,000	15,000	0	60,000
Martin J. Barrington	0	0	0	0	0	0
Sabine Chalmers(2)	0	0	0	0	0	0
Michele Burns	25,500	25,500	25,500	0	0	76,500
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	15,000	75,000
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	15,000	75,000
Claudio Garcia(2)	0	0	0	0	0	0
William F. Gifford Jr.(3)	0	0	0	0	0	0
Paulo Lemann	15,000	15,000	15,000	15,000	0	60,000
Xiaozhi Liu	0	0	0	0	0	0
Nitin Nohria	0	0	0	0	0	0
Alejandro Santo Domingo	15,000	15,000	0	0	0	30,000
Elio Leoni Sceti	15,000	15,000	15,000	15,000	0	60,000
Cecilia Sicupira	0	0	0	0	0	0
Alexandre Van Damme	15,000	15,000	15,000	15,000	15,000	75,000
Strike price (EUR)	84.47	104.50	113.25	113.10	80.83	—

Note:

(1)

At the annual shareholders’ meeting of AB InBev on 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan (see “—Share-Based Payment Plans—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged. In 2022, no LTI stock options listed in the table above were exercised by directors.

(2)

Mr. Garcia and Ms. Chalmers do not hold stock options under the company’s former LTI Stock Option Plan Directors. However, they do still hold certain stock options that were awarded to them in the past in their capacity as executives of the company. Out of these, in 2022 Ms. Chalmers exercised 230,000 stock options granted on 25 November 2008 with an exercise price of EUR 10.50 and 200,325 stock options granted on 1 December 2009 with an exercise price of EUR 33.24.

(3)	Mr. Gifford has waived his entitlement to any type of remuneration, including long-term incentive stock options, relating to the exercise of his mandate in 2022 and before.

Restricted Stock Units Held by Directors

The table below sets forth, for each of our current directors, the number of restricted stock units they owned as of 31 December 2022.

Grant Date	24 April 2019	3 June 2020	28 April 2021	27 April 2022	Number of RSUs owned(2)
Vesting Date	24 April 2024	3 June 2025	28 April 2026	27 April 2027
María Asunción Aramburuzabala	2,640	4,603	3,502	3,637	14,382
Martin J. Barrington	1,641	12,662	9,635	10,001	33,939
Michele Burns	4,622	8,057	6,131	6,364	25,174
Sabine Chalmers	0	4,603	3,502	3,637	11,742
Paul Cornet de Ways Ruart	2,640	4,603	3,502	3,637	14,382
Grégoire de Spoelberch	2,640	4,603	3,502	3,637	14,382
Claudio Garcia	0	4,603	3,502	3,637	11,742
William F. Gifford Jr.(1)	0	0	0	0	0
Paulo Lemann	2,640	4,603	3,502	3,637	14,382
Xiaozhi Liu	0	4,603	3,502	3,637	11,742
Nitin Nohria	0	0	0	0	0
Alejandro Santo Domingo	2,640	4,603	3,502	3,637	14,382
Elio Leoni Sceti	2,640	4,603	3,502	3,637	14,382
Cecilia Sicupira	0	4,603	3,502	3,637	11,742
Alexandre Van Damme	2,640	4,603	3,502	3,637	14,382

All directors as group	24,743	71,352	54,288	56,372	206,755

Note:

(1)	William F. Gifford has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2022 and before.
(2)	No restricted stock units granted to directors vested in 2022.

Board Share Ownership

The table below sets forth, as of the most recent practicable date, the number of our shares owned by our directors serving in 2022 and year-to-date 2023:

Name	Number of our shares held		% of our outstanding shares
María Asunción Aramburuzabala	(	*)	(	*)
Martin J. Barrington	(	*)	(	*)
Claudio Garcia	(	*)	(	*)
Michele Burns	(	*)	(	*)
Paul Cornet de Ways Ruart	(	*)	(	*)
Sabine Chalmers	(	*)	(	*)
Grégoire de Spoelberch	(	*)	(	*)
William F. Gifford Jr.	(	*)	(	*)
Xiaozhi Liu	(	*)	(	*)
Paulo Lemann	(	*)	(	*)
Elio Leoni Sceti	(	*)	(	*)
Alejandro Santo Domingo	(	*)	(	*)
Cecilia Sicupira	(	*)	(	*)
Nitin Nohria	(	*)	(	*)
Alexandre Van Damme	(	*)	(	*)
TOTAL	18.77 million		<1%

Note:

(*)	Each director owns less than 1% of our outstanding shares as of the most recent practicable date.

Executive Committee

The main elements of our executive remuneration are (i) a fixed-base salary, (ii) variable performance-related compensation (bonus), (iii) long-term incentives in the form of long-term restricted stock units, long-term performance stock units and/or long-term stock options, (iv) post-employment benefits and (v) other compensation. For the Chief Executive Officer, the award value of on-target variable remuneration (comprised of items (ii) and (iii) above) for 2022 could amount to up to 94% of his total on-target compensation, assuming all performance and other requirements are fully met. For the other members of the Executive Committee, the award value of on-target variable remuneration for 2022 could on average amount to up to 89% of their total on-target compensation, assuming all performance and other requirements are fully met.

In order to promote alignment with market practice, the total compensation of executives is reviewed against benchmarks on an annual basis. These benchmarks are collated by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of over 20 leading peer companies (the “Compensation Peer Group”) is used when available. The Compensation Peer Group is comprised of companies with a similar size to us, with the majority of them belonging to the fast-moving consumer goods sector, and each shares a complex and diverse business model and operates in talent and labor markets similar to us. The Compensation Peer Group is set by the Remuneration Committee upon the advice of an independent compensation consultant, and may be revised from time to time. If Compensation Peer Group data is not available for a given role, data from Fortune 100 companies is used. Executives’ total compensation target is intended to be 10% above the third quartile. The Compensation Peer Group that was used as the benchmark for financial year 2022 was composed of the following companies:

2022 Compensation Peer Group
Accenture	Johnson & Johnson	Oracle
Altria	Kraft Heinz	PepsiCo
Apple	LVMH	Philip Morris
Coca-Cola	McDonald’s	Procter & Gamble
Comcast	Merck	Starbucks
Diageo	Microsoft	Walt Disney
FedEx	Nike
IBM	Omnicom

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

Our compensation system is designed to support our high-performance culture and the creation of long-term sustainable value for our shareholders. The goal of the system is to reward executives with market-leading compensation, which is conditional upon both our overall success and individual performance. It ensures alignment with shareholders’ interests by strongly encouraging executive ownership of shares in our company and enables us to attract and retain the best talent at a global level.

Unless otherwise specified, the information and amounts in this section relate to the members of our Executive Committee as of 1 January 2023. See “—A. Directors and Senior Management—Administrative, Management, Supervisory Bodies and Senior Management Structure.”

Base Salary

Our executives’ base salaries are intended to be aligned to mid-market levels for the appropriate market. Mid-market means that for a similar job in the market, 50% of companies in that market pay less.

In 2022, based on his employment contract, Michel Doukeris earned a fixed base salary of EUR 1.33 million (USD 1.39 million). The other members of our Executive Committee earned an aggregate base salary of EUR 2.05 million (USD 2.16 million).

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

The Board of Directors sets targets for eligibility to a bonus payout. Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and long-term value creation. The metrics and the relative weight attributed to each of them are set by the Board annually taking into account the Company’s strategic priorities. The individual targets are derived from our ten-year plan which is the foundation of our strategy and which is defined by three strategic pillars: Lead and Grow the Category, Digitize and Monetize our Ecosystem and Optimize our Business.

For the year ended 31 December 2022, the performance metrics for the Executive Committee and their relative weights were:

Component	Weight	Performance Measures
Company Targets	40%	Organic EBITDA
Business Unit Target	30%	Organic Net Revenue (50%) Organic EBITDA (20%) Organic Cash Flow (30%)
Individual Target	30%	Targets based on the strategic pillars underlying our 10-year plan

Total	100%

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

Executives receive their variable performance-related compensation (bonus) in cash but are encouraged to invest some (up to 60%) or all of its value in company shares. For further details regarding the terms of the Share-Based Compensation Plan, please see “—Share-Based Payment Plans—Share-Based Compensation Plan” above.

Variable Compensation (bonus) for Performance in 2022 – Paid in March 2023

Based on its performance and results in 2022, the company overachieved its aggregated company and business unit performance targets in 2022.

For the full year 2022, the Chief Executive Officer earned variable compensation of EUR 5.66 million (USD 5.95 million). The other members of the Executive Committee earned aggregate variable compensation of EUR 5.03 million (USD 5.29 million).

These bonus amounts are based on our company’s performance during the year 2022 and the executives’ individual target achievements. The variable compensation was paid in March 2023.

Variable compensation (bonus) for performance in 2021 – Paid in March 2022

The following table sets forth the number of voluntary shares acquired by, and Matching Shares and Discounted Shares granted to, the Chief Executive Officer and the other members of the Executive Committee in March 2022 under the Share-Based Compensation Plan in respect of the variable compensation (bonus) awarded for performance in 2021 as described in our Annual Report on Form 20-F for the fiscal year ended 31 December 2021. In line with the remuneration policy applicable to bonuses paid to members of the Executive Committee in respect of financial year 2021, three Matching Shares were granted for each voluntary share. Half of these voluntary shares and restricted stock units relating to Matching Shares and Discounted Shares are subject to a lock-up and vesting period, respectively, of three years, while the other half are subject to a lock-up and vesting period, respectively, of five years. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

Name	Voluntary Shares Acquired	Matching Shares and Discounted Shares Granted
Michel Doukeris.(1)	71,570	347,645
David Almeida	16,408	78,238
John Blood	20,616	94,370
Fernando Tennenbaum	19,988	99,471

Note:

(1)

Carlos Brito acquired 34,033 voluntary shares and was granted 173,822 Matching Shares and Discounted Shares in March 2022 in respect of the variable compensation (bonus) awarded for the performance of his role as CEO until 30 June 2021.

Long-Term Incentives

Annual Long-Term Incentive Restricted Stock Units

On 1 March 2022, 137,648 long-term restricted stock units were granted to Michel Doukeris in respect of financial year 2021. In accordance with the remuneration policy that applied in respect of financial year 2021, half of these restricted stock units cliff vest over a three-year period and the other half cliff vest over a five-year period. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

On 14 December 2022, 243,212, 43,413, 39,668 and 30,833 long-term restricted stock units were granted to Michel Doukeris, Fernando Tennenbaum, David Almeida and John Blood, respectively, in respect of financial year 2022. These restricted stock units cliff vest over a three-year period. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

Annual Long-Term Incentive Performance Stock Units

On 14 December 2022, 62,475, 12,573, 11,378, 10,332 long-term performance stock units were granted to Michel Doukeris, Fernando Tennenbaum, David Almeida and John Blood, respectively, in respect of financial year 2022.

These performance stock units cliff vest over a three-year period. The number of shares to which holders of these performance stock units shall be entitled is subject to a hurdle and cap, and will depend on the performance test measuring the Company’s three-year TSR relative to the TSR realized for that period by the TSR Peer Group. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

The below TSR Peer Group was used for performance stock units granted in respect of financial year 2022.

2022 TSR Peer Group
3M	Heineken	Procter & Gamble
Altria	Kraft Heinz	Reckitt-Benckiser
Carlsberg	Mondelez	Starbucks
Coca-Cola	Nestlé	Unilever
Colgate-Palmolive	PepsiCo
Diageo	Philip Morris

Exceptional Long-Term Incentives

In 2022, no grants were made to members of the Executive Committee under the exceptional long-term incentive plan.

Other Recurring Long-Term Restricted Stock Unit Programs

In 2022, no grants were made to members of the Executive Committee under the other recurring long-term restricted stock units programs.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 23 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 for further details on our employee benefits.

Our Chief Executive Officer and other members of the Executive Committee participate in a defined contribution plan. The contribution under the Chief Executive’s plan for the Chief Executive Officer amounted to approximately USD 0.19 million in 2022. The contributions for other members of the Executive Committee amounted to approximately USD 0.03 million in the aggregate in 2022. See note 31 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

Other Compensation

We also provide executives with disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed. In 2022, the costs of these benefits amounted to approximately USD 0.03 million for the Chief Executive Officer and approximately USD 0.08 million in aggregate for the other members of the Executive Committee.

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

Options Owned by Executives

The table below sets forth the number of LTI stock options and matching options owned by the members of our Executive Committee in aggregate as of 31 December 2022 under the LTI Plan Executives, the Share-Based Compensation Plans, the November 2008 Exceptional Grant, the 2020 Incentive Plan, the Integration Incentive Plan and the Long Run Stock Options Incentive Plan. Members of our Executive Committee do not hold any warrants or stock options relating to our shares under our other incentive plans.

Program(1)	Options held in aggregate by our Executive Committee		Strike price (EUR)	Grant date	Vesting date	Expiry date
LTI Plan 2009	0	(2)	66.56	30 November 2012	30 November 2017	29 November 2022
LTI Plan 2009	83,922		75.15	2 December 2013	2 December 2018	1 December 2023
LTI Plan 2009	113,468		94.46	1 December 2014	1 December 2019	30 November 2024
LTI Plan 2009	36,035		121.95	1 December 2015	1 December 2020	30 November 2025
LTI Plan 2009	45,837		113.00	22 December 2015	22 December 2020	21 December 2025
LTI Plan 2009	36,728		98.04	1 December 2016	01 December 2021	30 November 2025
LTI Plan 2009	75,756	(3)	98.85	20 January 2017	20 January 2022	19 January 2027
LTI Plan 2009	19,112	(4)	96.70	1 December 2017	01 December 2022	30 November 2027
LTI Plan 2009	146,486		94.36	22 January 2018	22 January 2023	21 January 2028
LTI Plan 2009	306,794		65.70	25 January 2019	25 January 2024	24 January 2029
LTI Plan 2009	377,402		71.87	2 December 2019	2 December 2024	1 December 2029
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(5)	228,943		33.24	1 December 2009	1 January 2019	24 November 2023
2020 Incentive Options(6)	0	(7)	113.00	22 December 2015	22 December 2020	21 December 2025
Integration Incentive Stock Options(8)	0	(9)	97.99	15 December 2016	1 January 2022	31 December 2026
Integration Incentive Stock Options(8)	0	(10)	109.10	5 May 2017	1 January 2021	31 December 2026
Long Run Stock Options Incentive Plan(11)	2,503,130		96.70	1 December 2017	1 January 2028	31 December 2032
March 2020 Stock Option Incentive	4,980,927		40.40	25 March 2020	25 March 2025	24 March 2030

Note:

(1)	No options were exercised by members of the Executive Committee in 2022.
(2)	30,124, 21,588 and 5,168 options held by David Almeida, Fernando Tennenbaum and John Blood, respectively, expired on 29 November 2022.
(3)	29,137 and 46,619 options held by David Almeida and Michel Doukeris, respectively, vested on 20 January 2022.
(4)	19,112 options held by Fernando Tennenbaum vested on 1 December 2022.
(5)	Options granted under the Dividend Waiver Program. See “—Share-Based Payment Plans.”
(6)	Options granted under the 2020 Incentive Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”

(7)	143,471 and 47,823 options held by Fernando Tennenbaum and John Blood, respectively, lapsed in 2022 as the exercisability of these options was subject to a performance test which was not met.
(8)	Options granted under the Integration Incentive Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”
(9)	173,628 options held by Fernando Tennenbaum lapsed in 2022 as the exercisability of these options was subject to a performance test which was not met.
(10)	261,706 options held by David Almeida lapsed in 2022 as the exercisability of these options was subject to a performance test which was not met.
(11)	Options granted under the Long Run Stock Options Incentives Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”

Restricted Stock Units Owned by Executives

The table below sets forth the number of restricted stock units owned by the members of our Executive Committee in aggregate as of 31 December 2022(1).

Program	RSUs held in aggregate by our Executive Committee	Grant date	Vesting date
Exceptional Incentive Restricted RSUs(2)	0	14 December 2012	14 December 2022
Exceptional Incentive Restricted RSUs(2)	10,902	17 December 2014	17 December 2024
Share Based Compensation Plan(3)	0	3 March 2017	3 March 2022
Share Based Compensation Plan(3)	79,203	2 March 2018	2 March 2023
Performance-Based RSUs(4)	55,425	14 August 2018	14 August 2023
Share Based Compensation Plan(3)	17,117	4 March 2019	4 March 2024
Share Based Compensation Plan(3)	42,591	29 July 2019	29 July 2024
Share Based Compensation Plan(3)	10,934	2 March 2020	2 March 2025
RSUs(5)	1,291,917	25 March 2020	25 March 2025
Annual Long-Term RSUs(6)	35,434	14 December 2020	14 December 2023
Annual Long-Term RSUs(6)	35,431	14 December 2020	14 December 2025
Annual Long-Term RSUs(6)	26,070	13 December 2021	13 December 2024
Annual Long-Term RSUs(6)	26,070	13 December 2021	13 December 2026
Annual Long-Term RSUs(6)	68,824	1 March 2022	1 March 2025
Annual Long-Term RSUs(6)	68,824	1 March 2022	1 March 2027
Share Based Compensation Plan(3)	309,863	1 March 2022	1 March 2025
Share Based Compensation Plan(3)	309,861	1 March 2022	1 March 2027
Annual Long-Term RSUs(6)	357,126	14 December 2022	14 December 2025

Note:

(1)

The following restricted stock units vested in 2022: 2,059 restricted stock units granted on 3 March 2017 held by John Blood vested on 3 March 2022 at a price of EUR 52.22; and 7,388 restricted stock units granted on 14 December 2012 held by John Blood vested on 14 December 2022 at a price of EUR 57.19.

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
(4)

Restricted stock units granted under the Performance-Based Restricted Stock Units Program, which allowed for the offer of performance-based restricted stock units (“Performance RSUs”) to certain members of our management. Upon vesting, each Performance RSU gives the eligible employee the right to receive one existing Ordinary Share. The Performance RSUs have a vesting period of five years or of ten years. The shares resulting from the vesting of the Performance RSUs will only be delivered provided a performance test is met by the company. Specific forfeiture rules apply if the employee leaves the company before the vesting date or if the performance test is not achieved by a certain date. These Performance RSUs are subject to an organic EBITDA compounded annual growth rate target set by the Board. As of 1 December 2020, this program has been replaced by the Base Long-Term Restricted Stock Units Plan. See “—Share-Based Payment Plans—Other Recurring Long-Term Restricted Stock Unit Programs.”

(5)

Restricted stock units granted under the Restricted Stock Units Program, which allowed for the offer of restricted stock units to certain employees in certain specific circumstances e.g., as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. As of 1 December 2020, this program has been replaced by the Base Long-Term Restricted Stock Units Plan. See “—Share-Based Payment Plans—Other Recurring Long-Term Restricted Stock Unit Programs.”

(6)

Long-term restricted stock units granted under the Base Long-Term Restricted Stock Units Program. See “—Share-Based Payment Plans—Annual Long-Term Incentives” and “—Other Recurring Long-Term Restricted Stock Unit Programs.”

Performance Stock Units Owned by Executives

The table below sets forth the number of performance stock units owned by the members of our Executive Committee in aggregate as of 31 December 2022.

Program	PSUs held in aggregate by our Executive Committee	Grant date	Vesting date
Annual Long-Term PSUs	96,758	14 December 2022	14 December 2025

Executive Share Ownership

The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the Executive Committee to one year of base salary (gross). Newly appointed Executive Committee members have three years to reach such threshold following the date of their appointment.

The table below sets forth, as of the most recent practicable date, the number of our shares owned by the members of the Executive Committee serving in 2022:

Name	Number of our shares held		% of our outstanding shares
Michel Doukeris – CEO	(	*)	(	*)
David Almeida	(	*)	(	*)
John Blood	(	*)	(	*)
Fernando Tennenbaum	(	*)	(	*)
TOTAL	1.22 million		<1%

Note:

(*)	Each member of our Executive Committee serving in 2022 owns less than 1% of our outstanding shares as of the most recent practicable date.

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

The current members of the Finance Committee are Grégoire de Spoelberch (Chair), Paulo Alberto Lemann, William F. Gifford Jr., M. Michele Burns, Paul Cornet de Ways, Alejandro Santo Domingo Dávila and Nitin Nohria.

The Corporate Governance Charter requires the Finance Committee to meet at least four times a year and more often if deemed necessary by its Chair or at least two of its members.

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

The Remuneration Committee’s principal role is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the Chief Executive Officer, the Executive Committee and the senior leadership team, and on their individual remuneration packages. Its objective is that the Chief Executive Officer and members of the Executive Committee and senior leadership team are incentivized to achieve, and are compensated for, exceptional performance. The Committee also promotes the maintenance and continuous improvement of our company’s compensation policy, which applies to all employees. Such compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of employees with the interests of shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policy applicable to the directors, the Chief Executive Officer and the other members of the Executive Committee and senior leadership team.

In certain exceptional circumstances, the Remuneration Committee or its appointed designees, together with the approval of the Board, may grant limited waivers from lock-up requirements under the share-based payment plans, provided that adequate protections are implemented to ensure that the commitment to hold shares remains respected until the original termination date. These exceptional circumstances cover situations in which the waivers are necessary to serve the long-term interests and sustainability of the company as a whole or to assure its viability.

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

D. EMPLOYEES

As of 31 December 2022, we employed approximately 167,000 employees as compared to approximately 169,000 as of 31 December 2021.

Overview of Employees per Business Segment

The table below sets out the number of full-time employees at the end of each relevant period in our business segments.

	As of 31 December
	2022(1)	2021(1)	2020(1)
North America	20,040	19,691	20,281
Middle Americas	52,355	51,969	48,751
South America	42,028	42,209	40,630
EMEA	21,306	22,215	22,357
Asia Pacific	24,331	26,095	26,510
Global Export and Holding Companies	6,572	7,160	5,166

Total	166,632	169,339	163,695

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

Our United States organization has approximately 5,766 hourly brewery workers represented by the International Brotherhood of Teamsters. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters, which will expire on 29 February 2024. Approximately 1,659 hourly employees at certain company-owned distributorships and packaging plants also are represented by the Teamsters and other unions, with local bargaining agreements ranging in distribution from three to five years.

E. SHARE OWNERSHIP

For a discussion of the share ownership of our directors and executives, as well as arrangements involving our employees in our capital, see “—B. Compensation.”

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure as at 31 December 2022 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2022 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the SEC.

The first thirteen entities mentioned in the table act in concert (it being understood that (i) the first ten entities act in concert within the meaning of article 3, §1, 13º of the Belgian Law of 2 May 2007 on the notification of significant shareholdings, and (ii) the eleventh, twelfth and thirteenth entities act in concert with the first ten entities within the meaning of article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by us and the Financial Services and Markets Authority (“FSMA”) in accordance with (a) article 6 of the Belgian Law of 2 May 2007 on the notification of significant shareholdings or (b) Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, and (ii) notifications to the company made on a voluntary basis on or prior to 31 December 2022, in aggregate, 841,851,130 Ordinary Shares, representing 42.44% of the voting rights attached to the shares outstanding as of 31 December 2022 excluding the 35,455,836 treasury shares held by us and certain of our subsidiaries. Pursuant to our articles of association, shareholders are required to notify us as soon as the amount of securities held giving voting rights exceeds or falls below a 3% threshold and 7.5% threshold.

Major shareholders	Number of shares	% of voting rights attached to our outstanding shares held(9)
Holders of Ordinary Shares
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “Stichting”)(1)(2)	663,074,832	33.42%
EPS Participations S.à.R.L, a company incorporated under Luxembourg law, affiliated with Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(3)(5) (“EPS Participations”)	133,846,578	6.75%
Eugénie Patri Sébastien (EPS) S.A., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with BRC S.à.R.L(2)(3)(5) (“EPS”)	99,999	0.01%
BRC S.á.R.L., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with EPS(2)(4) (“BRC”)	28,651,850	1.44%
Rayvax Société d’Investissements SA, a company incorporated under Belgian law (“Rayvax”)	50,000	0.00%
Sébastien Holding SA, a company incorporated under Belgian law, affiliated with Rayvax, its parent company(2)	0	0.00%
Fonds Verhelst SRL, a company with a social purpose incorporated under Belgian law	0	0.00%
Fonds Voorzitter Verhelst SRL, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SPRL, which controls it	6,997,665	0.35%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0.00%
Fonds Baillet Latour SC, a company incorporated under Belgian law, affiliated to Stichting Fonds InBev- Baillet Latour under Dutch law, which controls it(6)	5,485,415	0.28%

Major shareholders	Number of shares	% of voting rights attached to our outstanding shares held(9)
LTS Trading Company LLC, a company incorporated under Delaware law, acting in concert with Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto da Veiga Sicupira within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	4,468	0.00%
Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	259,000	0.01%
Santa Venerina, a company incorporated under the law of the Bahamas, acting in concert with Marcel Hermann Telles within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	3,381,323	0.17%
Holders of Restricted Shares
Altria Group, Inc.(7) (“Altria”)	185,115,417	9.33%
BEVCO Lux S.à R.L(8) (“BEVCO”)	96,862,718	4.88%

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
(7)

In addition to the Restricted Shares listed above, Altria announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the combination with SAB, it purchased 11,941,937 Ordinary Shares in the Company. Altria further increased its position of Ordinary Shares in the Company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by the Stichting dated 1 November 2016, resulting in an aggregate ownership of 9.95% based on the number of shares with voting rights as at 31 December 2022.

(8)

In addition to the Restricted Shares listed above, BEVCO announced in a notification made on 17 January 2017 in accordance with the Belgian Law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. BEVCO disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.19% based on the number of shares with voting rights as at 31 December 2022.

(9)

Percentages are calculated on the total number of outstanding shares as at 31 December 2022 (2,019,241,973 shares) minus the number of outstanding shares held in treasury by us and certain of our subsidiaries as at 31 December 2022 (35,455,836 Ordinary Shares).

U.S. Holders of Record

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2022, we had 12,363,288 registered Ordinary Shares and 185,115,701 registered Restricted Shares held by 5 record holders in the United States, representing approximately 197.5 million of the voting rights attached to our shares outstanding as of such date. As of 31 December 2022, we also had 131,183,769 ADSs outstanding, each representing one Ordinary Share.

Controlling Shareholder

Our controlling shareholder is the Stichting, a foundation organized under the laws of the Netherlands which represents an important part of the interests of the founding Belgian families of Interbrew (mainly represented by EPS) and the interests of the Brazilian families which were previously the controlling shareholders of Ambev (represented by BRC).

As of 31 December 2022, the Stichting owned 663,074,832 of our shares, which represented a 33.42% voting interest based on the number of our shares outstanding as of 31 December 2022, excluding the 35,455,836 treasury shares held by us and certain of our subsidiaries. The Stichting and certain other entities acting in concert (within the meaning of Article 3, 13° of the Belgian Law of 2 May 2017 on the notification of significant shareholdings and/or within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids) with it (see “—Shareholders’ Arrangements” below) held, based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2022 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the SEC, in the aggregate, 42.44% of our shares based on the number of our shares outstanding on 31 December 2022, excluding the 35,455,836 treasury shares held by us and certain of our subsidiaries. As of 31 December 2022, BRC held 331,537,416 class B Stichting certificates (indirectly representing 16.71% of our shares), EPS held one class A Stichting certificate and EPS Participations held 331,537,415 class A Stichting certificates (together indirectly representing 16.71% of our shares). The Stichting is governed by its bylaws and its conditions of administration. Shares held by our main shareholders do not entitle such shareholders to different voting rights.

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

The Restricted Shareholder Voting Agreement is filed as Exhibit 3.3 to this Form 20-F.

B. RELATED PARTY TRANSACTIONS

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities that form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans, guarantees and credit support with affiliated entities, and (iv) import and licensing agreements with affiliated entities. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 34 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

Transactions with Directors and Executive Committee Members (Key Management Personnel)

Total compensation of our directors and Executive Committee included in our income statement for 2022 set out below can be detailed as follows:

	Year ended 31 December 2022
	Directors	Executive Committee

	(USD million)
Short-term employee benefits	2	15
Termination benefits	—	—
Other long-term employee benefits Share-based payments	—	35

Total	2	50

In addition to short-term employee benefits (primarily salaries), the members of our Executive Committee were entitled to post-employment benefits. See also note 23 “Employee benefits” and note 31 “Related parties” to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022. In addition, key management personnel are eligible for our share-based payment plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 24 “Share-based payments” to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022.

Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with our company. During 2022, no payments were made to key management personnel except in the transactions listed below.

Other Transactions

In 2020, 2021 and 2022, our subsidiary Bavaria SA, along with other subsidiaries in Middle Americas, entered into transactions for approximately COP 42.9 billion (USD 12.5 million), COP 70.6 billion (USD 18.9 million) and COP 137.4 billion (USD 32.6 million), respectively, for transportation services, lease agreements, advertising services and the sale of malt-based beverages and beer with companies of which Alejandro Santo Domingo Dávila, a member of our Board of Directors, is (i) part of the controlling shareholder group of such companies or (ii) Chair of the Board or controlling shareholder of such companies.

In 2020 and 2021, Grupo Modelo entered into transactions for MXN 30 million (USD 1.4 million) and MXN 22.0 million (USD 1.1 million), respectively, for information technology infrastructure services with a company of which María Asunción Aramburuzabala, a member of our Board of Directors, is Chair of the Board. There were no such transactions in 2022.

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

Jointly Controlled Entities

We hold significant interests in joint ventures in three entities in Brazil, one in Mexico and one in Canada. None of these joint ventures are material to us.

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2022
(USD million)
Gross profit	(4)
Current assets	100
Current liabilities	16

Our transactions with associates primarily consist of sales to distributors in which we have a non-controlling interest.

Transactions with Pension Plans

Our transactions with pension plans mainly consisted of USD 12 million other expense to pension plans in the United States.

Transactions with Government-Related Entities

We have no material transactions with government-related entities.

Ambev Special Goodwill Reserve

As a result of the merger of InBev Brasil into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of the Normative Ruling No. 319/99 of the CVM (Comissão de Valores Mobiliarios, the Securities and Exchange Commission of Brazil) (as superseded by article 11of CVM Resolution 78/22). Such amortization will be carried out within the 10 years following the merger. As permitted by CVM Resolution 78/22, the Protocol and Justification of the Merger, entered into between us, Ambev and InBev Brasil on 7 July 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized in Ambev for the benefit of us, with the remaining 30% being capitalized in Ambev without the issuance of new shares for the benefit of all shareholders. Since 2005, pursuant to the Protocol and Justification of the Merger, Ambev has carried out, with shareholders’ approval, capital increases through the partial capitalization of the goodwill premium reserve. Accordingly, two wholly owned subsidiaries of Anheuser-Busch InBev (which hold our interest in Ambev) have annually subscribed to Ambev shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalized without issuance of new shares for the benefit of all Ambev shareholders. The Protocol and Justification of the Merger also provides, among other matters, that we shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

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

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during the period between 1 January 2022 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

Anheuser-Busch InBev SA/NV

Budweiser Trademark Litigation

We are involved in a long-standing trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. Currently there are more than 63 cases pending in 47 countries. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to our financial position or profitability.

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

On 3 December 2020, the Advocate General (“AG”) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute state aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case has been referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal, where it remains ongoing along with other pending appeals related to the matter.

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

On 24 January 2019, we deposited EUR 68 million (USD 72 million) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, we recognized a provision of EUR 68 million (USD 72 million) in 2020.

U.S. Department of Justice Investigation

We are cooperating with the Environment and Natural Resources Division of the U.S. Department of Justice, the U.S. Environmental Protection Agency, and local authorities in an investigation into our operation of the Bio-Energy Recovery System (“BERS”) at our Fairfield, California brewery.

Antitrust Matters

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

ICMS Value-Added Tax, IPI Excise Tax (Imposto sobre Produtos Industrializados – “IPI”) and Social Contributions on Gross Revenues (PIS and COFINS)

Manaus Free Trade Zone – IPI / PIS and COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI Excise Tax and PIS and COFINS. With respect to IPI Excise Tax, Ambev has been registering IPI Excise Tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities (“RFB”) relating to the disallowance of such credits.

Ambev and its subsidiaries have also been receiving charges from the RFB in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI Excise Tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev.

In April 2019, the Brazilian Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the rights of taxpayers registering IPI Excise Tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI Excise Tax cases as remote losses, maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible losses in relation to these proceedings to be approximately R$5.9 billion (USD 1.1 billion) as of 31 December 2022. Ambev has not recorded any provision in connection with these assessments.

In addition, isolated fines were imposed on Ambev due to the non-recognition of tax offsets. Ambev has filed defenses in these cases and awaits judgment at the administrative level. The constitutionality of this penalty is also under review by the STF. The updated assessed amount as of 31 December 2022 is approximately R$0.2 billion (USD 0.1 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

IPI Excise Tax Suspension

In 2014 and 2015, Ambev received tax assessments from the RFB relating to IPI Excise Tax, allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. In 2020, Ambev received a partially favorable decision at the administrative level in one of the cases. In July 2022, Ambev received the first judicial decision on this matter; the decision was unfavorable to Ambev and it has filed an appeal. In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter.

Ambev management estimates the possible losses related to these assessments to be approximately R$1.7 billion (USD 0.3 billion) as of 31 December 2022. Ambev has not recorded any provision in connection with these assessments.

ICMS-ST Trigger

Over the years, Ambev and its subsidiaries have received tax assessments charging alleged ICMS differences that some Brazilian states consider due when the price of the products sold by Ambev is above the fixed price table basis established by such states, cases in which the state tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not on the fixed table price. Ambev is currently challenging these charges at both the administrative and judicial levels of the courts. Ambev management estimates the total possible loss related to this issue to be approximately R$9.3 billion (USD 1.8 billion) as of 31 December 2022. Ambev has not recorded any provisions for this matter.

ICMS Tax Incentives

In 2015, Ambev received a tax assessment issued by the State of Pernambuco charging ICMS differences due to an alleged non-compliance with the state tax incentive agreement (PRODEPE) as a result of the rectification of Ambev’s monthly reports. The state tax authorities decided that Ambev was unable to use the tax incentive due to such rectification. In 2017, Ambev received a final favorable decision nullifying the assessment due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment with respect to the same matter. In June 2020, Ambev received the first level administrative decision, which was partially favorable to Ambev as it recognized the miscalculation of the tax incentive credit by the tax auditor. The favorable portion of the aforementioned decision is final and unappealable. With regard to the unfavorable portion, Ambev filed an administrative appeal which is awaiting judgement. There are other assessments related to PRODEPE, some of which are being challenged at the judicial level. Ambev management estimates the possible losses related to these assessments to be approximately R$0.7 billion (USD 0.1 billion) as of 31 December 2022. Ambev has not made any provision for the period in connection with these assessments.

Over the years, Ambev has also received tax assessments issued by the State of Paraíba charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (FAIN). Ambev is currently challenging these charges at both the administrative and judicial level of the courts. Ambev management estimates the possible losses related to these assessments to be approximately R$0.6 billion (USD 0.1 billion) as of 31 December 2022. Ambev has not recorded any provision in connection with these assessments.

ICMS Tax Credits

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision became final (and no longer subject to appeal) in December 2021 and it does not change the likelihood of loss in Ambev’s tax assessments. With respect to the assessments issued by the State of São Paulo regarding tax credits from the State of Amazonas, Ambev received unfavorable decisions at the second administrative level in April, May and June 2022. In these cases, Ambev has filed appeals to the second administrative level. Ambev management estimates the possible losses related to these assessments to be approximately R$1.7 billion (USD 0.3 billion) as of 31 December 2022. Ambev has not recorded any provision in connection therewith.

Arosuco, a subsidiary of Ambev, has also received tax assessments from the state of Amazonas charging alleged differences in ICMS due to questions about the calculation basis applied in certain sales transactions. The cases are being challenged at the administrative level. Ambev management estimates the possible losses related to these assessments to be approximately R$0.6 billion (USD 0.1 billion) as of 31 December 2022. Ambev has not recorded any provision in connection therewith.

In addition, in 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable decision at the second administrative level in February 2022, which is still subject to appeal by tax authorities. With respect to the assessments issued by the State of São Paulo, Ambev received unfavorable decisions at the first administrative level in May and June 2022. In these cases, Ambev has filed appeals to the second administrative level. Ambev management estimates the possible losses related to these assessments to be approximately R$0.7 billion (USD 0.1 billion) as of 31 December 2022. Ambev has not recorded any provision in connection with these assessments.

PIS/COFINS Bonus Over Products

Since 2015, Ambev has received tax assessments issued by the RFB relating to PIS and COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019 and 2020, Ambev received final favorable decisions at the administrative level in some of these cases and favorable decisions in other cases that are still subject to review. At the judicial level, one case is pending decision by the second level judicial court after the first level judicial court rendered an unfavorable decision to Ambev. Ambev management estimates the possible losses related to these assessments to be approximately R$1.6 billion (USD 0.3 billion) as of 31 December 2022. Ambev has not recorded any provisions for this matter.

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the RFB relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, most of which are still subject to review by the Administrative Court. In August 2022, the Upper Administrative Court rendered favorable decisions to Ambev on two cases related to the taxation of profits of foreign subsidiaries, one of which recognized the application of the double tax treaty signed by Brazil to mitigate such taxation; both of these decisions are final. In October 2022, the Lower Administrative Court rendered a favorable decision to Ambev on a third related case; Ambev is awaiting formal notification of this decision to analyze its content and any applicable legal motions or appeals. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately R$7.3 billion (USD 1.4 billion) and Ambev has not recorded any provisions in connection therewith as it considers the chance of loss to be possible. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of R$58 million (USD 11 million).

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

The updated assessed amount as of 31 December 2022 is approximately R$2.3 billion (USD 0.4 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

This uncertain tax position continued to be applied by Arosuco impacting calendar years following those assessed (2019-2022) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

Special Goodwill Reserve

Goodwill - InBev Holding

In December 2011, Ambev received a tax assessment from the RFB related to the goodwill amortization in calendar years 2005 to 2010 resulting from the merger of InBev Holding Brasil S.A. with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” At the administrative level, decisions partially favorable to Ambev were rendered by both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of administrative courts and requested injunctions to suspend the enforceability of the remaining amount being charged. The injunctions were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions from the first level administrative court and the Lower Administrative Court. Ambev filed a special appeal which was partially admitted and awaits judgment by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining amount being charged. The injunction was granted.

The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately R$11.1 billion (USD 2.1 billion) and Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible. In the event Ambev is required to pay these amounts, we will reimburse Ambev in the amount proportional to the benefit received by us pursuant to the merger protocol as well as the related costs.

Goodwill - Beverage Associate Holding (BAH)

In October 2013, Ambev also received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the Brazilian tax authorities filed special appeals to the Upper Administrative Court. In July 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev. The decision did not recognize the Special Appeal filed by the tax authorities, thereby preserving the portion of the decision rendered by the Lower Administrative Court that was favorable to Ambev with respect to the qualified penalties imposed and the statute of limitations for one of the calendar years under discussion; this portion of the decision that is favorable to Ambev is final. In January 2023, Ambev filed a judicial proceeding to appeal against the unfavorable portion of the decision.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. The decisions from the first level administrative court were unfavorable and Ambev filed appeals to the Lower Administrative Court against the decisions which were partially granted. Given the partially favorable judgment, Ambev and the Brazilian tax authorities have appealed to the Upper Administrative Court, which is awaiting judgment. The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately R$2.2 billion (USD 0.4 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

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

In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev has filed a defense and awaits judgment by the first level administrative court.

The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately R$1.3 billion (USD 0.2 billion). Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible.

Goodwill - MAG

In December 2022, CRBS S.A, a subsidiary of Ambev, received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados with and into CRBS. Ambev has filed a defense and awaits judgement by the first level administrative court.

The updated assessed amount as of 31 December 2022 is approximately R$0.3 billion (USD 0.1 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 and 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods.

Disallowance of Financial Expenses and Deductibility of Losses

In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated with financial investments and loans. Ambev presented defenses and received a favorable decision from the first level administrative court regarding the 2016 case and a partially favorable decision for the 2020 case. Ambev filed an appeal to the Lower Administrative Court in relation to the unfavorable portion of the 2020 case. In June 2022, Ambev received a partially favorable decision at the first administrative level regarding the 2015 case and filed an appeal to the Lower Administrative Court. The favorable portion of these three decisions is subject to mandatory review by the Lower Administrative Court.

The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately R$5.2 billion (USD 1.0 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

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

In January 2020, the Lower Administrative Court rendered unfavorable decisions to Ambev regarding four of these assessments related to the periods of 2015 and 2016. In these cases, Ambev filed Special Appeals to the Upper Administrative Court which are pending judgment. With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. In 2021, Ambev received unfavorable decisions from the first level administrative court in two of these assessments with respect to the 2015 and 2016 isolated fine cases, and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In 2022, Ambev received an unfavorable decision from the first level administrative court in the second assessment related to the 2016 isolated fine case, and filed an appeal in connection therewith which awaits judgment by the Lower Administrative Court. In October 2022, Ambev received a new tax assessment imposing such isolated fine related to calendar year 2017. Ambev has filed a defense in this case, and awaits judgment by the first level administrative court.

The other cases are still awaiting final decisions at both administrative and judicial courts.

The updated assessed amount as of 31 December 2022 is approximately R$12.6 billion (USD 2.4 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Ambev has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed.

In addition, isolated fines were imposed on Ambev due to the non-recognition of tax offsets. Ambev has filed defenses in these cases and awaits judgment at the administrative level. The constitutionality of this penalty is also under review by the STF. The updated assessed amount as of 31 December 2022 is approximately R$1.2 billion (USD 0.2 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from the RFB relating to the offset of tax losses carried forward in the context of business combinations.

In February 2016, the Upper Administrative Court ruled unfavorably to Ambev in two of these cases, following which Ambev filed judicial proceedings. In September 2016, Ambev received a favorable first level decision in one of the judicial claims which was confirmed by the second-level judicial court in December 2022. This decision is subject to appeal by the tax authorities. In March 2017, Ambev received an unfavorable first level decision with respect to the second judicial case and filed an appeal, which is pending judgment by the second-level judicial court.

There is a third case being challenged at the administrative level in which an unfavorable decision was rendered to Ambev by the Lower Administrative Court in June 2019. Ambev has appealed this decision and awaits judgment by the Upper Administrative Court.

The amount related to this uncertain tax position as of 31 December 2022 is approximately R$0.5 billion (USD 0.1 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

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

In March 2019, Arosuco received a new tax assessment regarding the same subject matter and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal, which is pending judgment.

The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately R$0.6 billion (USD 0.1 billion). Arosuco has not recorded any provisions for this matter as it considers the chance of loss to be possible.

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

In November 2019, Ambev received a tax assessment from the RFB related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative court and filed an appeal to the Lower Administrative Court which awaits judgement. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

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

In December 2022, Ambev received a new tax assessment related to the deduction of the IOC in 2017. The defense against this new tax assessment was filed by Ambev in January 2023, which is pending judgment by the first level administrative court.

The updated assessed amount as of 31 December 2022 is approximately R$13.8 billion (USD 2.6 billion). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

The uncertain tax position continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2018-2022) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2017, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.

Labor Matters

Ambev is involved in more than 18,000 labor claims. Most of the labor claims facing Ambev relate to its Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of 31 December 2022, Ambev has made provisions totaling R$132 million (USD 25 million) in connection with the above labor claims involving former, current and outsourced employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

In connection with these labor matters, Ambev is also involved in claims regarding the social charges on payroll. Ambev management estimates the possible losses related to these claims to be approximately R$419 million (USD 80 million) as of 31 December 2022. Ambev has recorded provisions of R$37 million (USD 7 million) for proceedings where it considers the chance of loss to be probable.

Ambev Third-Party Supplier – Labor Investigations

In May 2021, Ambev was notified by Brazilian labor authorities to join certain administrative proceedings together with (i) Transportadora Sider Limeira EIRELI (“Sider”), a transportation company contracted by Ambev on a recurring spot basis and (ii) a third-party competitor of Ambev to which Sider had also provided transportation services. Ambev was deemed to be jointly and severally liable for purported human rights violations committed by Sider with respect to the working conditions of 23 foreign employees, under the terms of Brazilian Labor Law, including violations of article 444 of Law-Decree No. 5,452 and article 2-C of Law No. 7,998.

On 12 March 2021, Sider entered into a settlement with those foreign employees, paying them compensation for (i) severance pay and (ii) moral damages. However, after the settlement, 18 other foreign employees, as well as additional former employees of Sider, filed individual labor lawsuits against Sider, Ambev and the third-party competitor, at the end of 2022, claiming, among other things, moral damages for the same alleged labor violations. The plaintiffs in these lawsuits have alleged secondary liability in respect of Ambev.

In addition, the Brazilian Ministry of Labor and Social Security (the “Ministry of Labor & Social Security”) issued infraction notices against Sider, Ambev and the third-party competitor. These administrative proceedings are currently ongoing, and Ambev strongly disputes any involvement in the alleged facts underlying these investigations. However, in the event that the infraction notices are confirmed by the administrative authority, Ambev may be subject to fines in the amount of approximately R$50,000 (plus any interest and monetary adjustments), and may be included in the Brazilian register of employers (Cadastro de Empregadores) that have subjected workers to poor working conditions (“Register of Employers”), under the terms of Brazilian Interministerial Ordinance MTPS/MMIRDH No. 4/2016. Ambev’s inclusion in the Register of Employers may result in (i) restrictions on access to state-owned banks’ credit lines and (ii) a negative impact on risk-assessments made by private banks and other parties. However, if an adverse administrative decision is rendered, Ambev can challenge such decision in court. As of 31 December 2022, Ambev has not recorded any provisions in connection with these infraction notices as it considers the chance of loss to be possible.

In addition, the Brazilian Public Labor Prosecutor’s Office (the “Public Labor Prosecutor’s Office”) has opened a civil investigation to assess the underlying facts and the role of each of the three companies in the event. In April 2022, Ambev and the Public Labor Prosecutor’s Office entered into a Conduct Adjustment Agreement, without acknowledgment of guilt. Ambev paid damages amounting to R$0.5 million (USD 0.1 million) and committed to a 3-year plan to oversee conditions of its logistics operators.

Civil Matters

As of 31 December 2022, Ambev was involved in more than 3,500 civil claims pending, including third-party distributors and product-related claims. Ambev has established provisions totaling R$336 million (USD 64 million) reflecting applicable adjustments, such as accrued interest, as of 31 December 2022 in connection with civil claims.

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

Ambev has knowledge of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. One of these cases was settled. The Superior Court of Justice (“STJ”) ruled in favor of Ambev in the other six lawsuits. Three cases were dismissed by the STJ’s Special Court and the plaintiffs’ appeals were denied by the STF. The plaintiffs filed an appeal for further review by the STF chamber, which was denied by the STF chamber in a unanimous ruling. A final judgment has not yet been rendered in these three cases. The STJ’s Special Court ruled in favor of Ambev in the fourth case and the judgment became final. The fifth case was remitted to the STJ’s lower court for a new judgment. The sixth case was decided in Ambev’s favor and was subject to a new appeal to the Brazilian Supreme Court, which was denied and the judgment became final.

In the event the plaintiffs prevail in the four cases in which a final decision on the merits is still pending, Ambev believes that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they were issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. Ambev believes that the warrants that are the object of the remaining proceedings represented, on 31 December 2022, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should the claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of approximately R$1.2 billion (USD 0.2 billion) as of 31 December 2022.

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

Lawsuit against the Brazilian Beer Industry

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (USD 0.5 billion) (of which approximately R$2.1 billion (USD 0.4 billion) are claimed against Ambev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, cause damage to society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 0.5 billion), therefore doubling the initial amount involved. The court has admitted the association as joint plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the lower court judge, who denied all claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office has appealed to the Federal Court, which decided for the annulment of the lower court decision, based on the understanding that more evidence should have been produced before the case’s dismissal. Ambev filed a motion for clarification against such decision, which was rejected and the decision became final. The case has now returned to the lower court for a new trial, which is currently pending. Ambev believes that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim.

Cerbuco Brewing Arbitration

Cerbuco, a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture, with the terms of reference being formally executed in 2022. Depending on the outcome of the arbitration, there may be an impact on Cerbuco’s rights. As a result, Ambev’s ability to continue consolidating Bucanero into its financial statements may also be affected. The financial impact has not yet been ascertained, as it depends on the outcome of the arbitration.

Tanzania Breweries Limited

Tanzania Breweries Limited (“TBL”), our subsidiary in Tanzania, received a tax assessment for TSh 850 billion (USD 0.4 billion) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board. TBL believes that the assessment is without merit and will vigorously defend against the assessment. No related provision has been made.

The South African Breweries (Pty) Ltd.

The South African Revenue Service (“SARS”) conducted an audit of our South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA. The preliminary audit finding claims that SAB owes ZAR 6.3 billion (USD 0.4 billion) in taxes, in addition to potential penalties and interest, which are unspecified but may be significant as a proportion of the total. SAB contests both claims and has responded to the preliminary audit finding. SAB intends to object to any assessment issued, but may be required to secure or pre-pay some or all of the taxes assessed, pending the outcome of SAB’s challenge and any appeal. No related provision has been made.

SAB Australia Pty Limited

In 2019, SAB Australia Pty Limited (“SAB Australia”), our former subsidiary, received amended tax assessments for AUD 0.4 billion (USD 0.3 billion) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”), following an audit of the 2012 to 2014 income tax years. We disputed the amended assessments, which required a part payment of USD 47 million, pending conclusion of the matter. In addition, a provision of USD 0.1 billion was recorded in connection therewith. The disposal of the Australian business was concluded on 1 June 2020 with pre-transaction income tax liabilities being subject to an indemnity by us.

The Australian tax authorities audited the 2014 to 2020 income tax years. In June 2022, we reached a settlement with the Australian tax authorities that resolved the pre-transaction income tax liabilities, resulting in a payment of AUD 0.1 billion (USD 0.1 billion).

Dividend Policy

Our current dividend policy is to declare a dividend representing in aggregate at least 25% of our consolidated profit attributable to our equity holders, excluding exceptional items, such as restructuring charges, gains or losses on business disposals and impairment charges, subject to applicable legal provisions relating to distributable profit. On 2 March 2023, our Board proposed a full year 2022 dividend of EUR 0.75 per share, subject to shareholder approval at our annual general meeting on 26 April 2023. In line with our financial discipline and deleveraging objectives, the recommended dividend balances our capital allocation priorities and dividend policy while returning cash to shareholders.

The dividends are approved by our annual shareholders’ meeting and are paid on the dates and at the places appointed by our Board. Our Board may pay an interim dividend in accordance with the provisions of the Belgian Companies Code. Any dividends are paid on the dates and at the places communicated by the Board of Directors.

The table below summarizes the dividends paid by us in the most recent financial years.

Financial year	Number of our shares outstanding at end of relevant financial year	Gross amount of dividend per share (in EUR)	Gross amount of dividend per share (in USD)	Payment date(s)
2021	2,019,241,973	0.50	0.60	5 May 2022
2020	2,019,241,973	0.50	0.57	6 May 2021
2019	2,019,241,973	0.50	0.56	11 June 2020
2019	2,019,241,973	0.80	0.89	21 November 2019
2018	2,019,241,973	1.00	1.12	9 May 2019
2018	2,019,241,973	0.80	0.91	29 November 2018
2017	2,019,241,973	2.00	2.44	3 May 2018
2017	2,019,241,973	1.60	1.89	16 November 2017
2016	2,019,241,973	2.00	2.11	4 May 2017
2016	2,019,241,973	1.60	1.75	17 November 2016
2015	1,608,242,156	2.00	2.20	3 May 2016
2015	1,608,242,156	1.60	1.75	16 November 2015
2014	1,608,242,156	2.00	2.27	6 May 2015
2014	1,608,242,156	1.00	1.25	14 November 2014
2013	1,607,844,590	1.45	2.00	8 May 2014
2013	1,607,844,590	0.60	0.83	18 November 2013
2012	1,606,787,543	1.70	2.24	2 May 2013
2011	1,606,071,789	1.20	1.55	3 May 2012
2010	1,605,183,954	0.80	1.07	2 May 2011
2009	1,604,301,123	0.38	0.55	3 May 2010

B. SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

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

Each of our shares is entitled to one vote except for shares owned by us, or by any of our direct subsidiaries, the voting rights of which are suspended. Shares held by our main shareholders do not entitle such shareholders to different voting rights. Our Restricted Shares are unlisted and not admitted to trading on any stock exchange. Since 11 October 2021, the Restricted Shares are convertible at the election of the holder into new Ordinary Shares on a one-for-one basis and they rank equally with the Ordinary Shares with respect to dividends and voting rights. As of 31 December 2022, of the 326 million Restricted Shares issued at the time of the combination with SAB, 43,949,127 Restricted Shares have been converted into new Ordinary Shares.

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

Euronext is the leading pan-European market infrastructure, connecting European economies to global capital markets, to accelerate innovation and sustainable growth. It operates regulated exchanges in Belgium, France, Ireland, Italy, the Netherlands, Norway and Portugal. With close to 1,930 listed equity issuers and around €6.3 trillion in market capitalisation as of end December 2022, it has an unmatched blue chip franchise and a strong diverse domestic and international client base.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our articles of association dated 3 January 2023 has been filed as Exhibit 1.1 to this Form 20-F.

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

Amendments to Articles of Association

At our annual shareholders’ meeting held on 27 April 2022, our shareholders approved amendments to our Articles of Association to renew the authorization allowing our Board to increase our share capital by way of authorized capital for a period of five years. On 3 January 2023, our Articles of Association were amended to update the number of Restricted Shares that remained outstanding as of 31 December 2022.

With a view to further optimizing the composition of our board of directors, a proposal will be made at our annual shareholders’ meeting on 26 April 2023 to amend our Articles of Association to revise the Board composition rules and make corresponding changes to the Board composition. If approved by our shareholders, the number of independent directors on the Board will increase from three to four independent directors, and the number of directors appointed upon proposal of the Stichting will decrease from nine to eight directors.

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

Form and Transferability of Our Shares

Our share capital is represented by 2,019,241,973 shares. There are two classes of shares: all shares are Ordinary Shares, except for the Restricted Shares which were issued as part of the combination with SAB. Since 11 October 2021, the Restricted Shares are convertible at the election of their holders into new Ordinary Shares on a one-for-one basis. Following conversion requests made until 31 December 2022, as of 31 December 2022, 282,050,690 Restricted Shares remain outstanding, compared to 1,737,191,283 Ordinary Shares outstanding on such date, representing 13.97% and 86.03% of the share capital of the Company, respectively.

Our Ordinary Shares can take the form of registered shares or dematerialized shares. Restricted Shares may only be held in registered form.

All of our shares are fully paid-up. Ordinary Shares are freely transferable. Until 10 October 2021, Restricted Shares were subject to the transfer restrictions summarized below.

Restricted Shares

Restrictions on Transfers and Pledges

Until 10 October 2021, holders of Restricted Shares (each, a “Restricted Shareholder”) were not able to transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification (certification / certificering) or depository arrangement or enter into any form of hedging arrangement with respect to, in each case directly or indirectly, any of their Restricted Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, except in the specific instances set out in the Articles of Association in connection with transactions with affiliates and successors or in relation with pledges.

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

At the annual shareholders’ meeting on 27 April 2022, our shareholders’ meeting authorized our Board to increase the share capital of AB InBev to an amount not to exceed 3% of the total number of shares issued and outstanding on 27 April 2022 (i.e., 2,019,241,973). This authorization has been granted for five years from the date of publication of the amendment of the Articles of Association resolved upon by the shareholders’ meeting held on 27 April 2022 (i.e., until 3 June 2027). It can be used for several purposes, including when the sound management of our business or the need to react to appropriate business opportunities calls for a restructuring, an acquisition (whether private or public) of securities or assets in one or more companies, or generally, any other appropriate increase of our capital.

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

The convening notice to the upcoming annual shareholders’ meeting to be held on 26 April 2023 will be published on 24 March 2023 and will contain further information on the format of the meeting and modalities for participation.

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

The Information Rights Agreement is filed as Exhibit 4.18 to this Form 20-F.

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

The Tax Matters Agreement is filed as Exhibit 4.17 to this Form 20-F.

Registration Rights Agreement

On 10 October 2016, we entered into a registration rights agreement (the “Registration Rights Agreement”) with Altria and BEVCO, pursuant to which we are required to, in certain circumstances, register for resale under the Securities Act all registrable shares held by Restricted Shareholders (which as of 31 December 2022, represent approximately 14.2% of our outstanding shares (excluding treasury shares)) any time after 10 October 2021, the fifth anniversary of the completion of the combination with SAB, at which point, the Restricted Shares became eligible for conversion into Ordinary Shares at the option of the Restricted Shareholder. We are also required to file with the SEC a shelf registration statement relating to such registrable shares pursuant to Rule 415 under the Securities Act at the request of Restricted Shareholders holding, in aggregate, at least the lesser of USD 2.5 billion of our equity securities by market value and 1.5% of our outstanding share capital. We will be responsible for bearing the costs and expenses of each such registration.

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

The Registration Rights Agreement will terminate on the date when there is no Restricted Shareholder that owns more than the lesser of USD 2.5 billion of our equity securities by market value and 1.5% of our outstanding share capital. The Registration Rights Agreement has been filed as Exhibit 4.19 to this Form 20-F.

U.S. Department of Justice Consent Decree

On 20 July 2016, we announced that we had entered into a consent decree with the U.S. Department of Justice, which cleared the way for United States approval of the combination with SAB. The terms of the consent decree formalized our agreement to divest SAB’s U.S. interest in MillerCoors to Molson Coors as well as prior commitments made by us, including:

•	that we will not acquire control of a distributor if doing so would result in more than 10% of our U.S. annual volume being distributed through majority-owned distributorships in the U.S.; and

•	we will not terminate any wholesalers as a result of the combination with SAB.

The terms of the consent decree also require us to notify the U.S. Department of Justice at least 30 days prior to the consummation of any acquisition of a beer brewer, importer, distributor or brand owner deriving more than USD 7.5 million in annual gross revenue from beer sold for further resale in the United States or from license fees generated by such sales, subject to certain exceptions. Consistent with U.S. regulatory requirements, we cannot consummate such acquisition until 30 days after submitting all information in response to any written request for additional information issued by the U.S. Department of Justice. In addition, certain aspects of our U.S. sales programs and policies have been reviewed and modified to conform to the consent decree to ensure that we do not limit the ability and incentives of independent distributors to sell and promote third-party brewers’ products.

The consent decree will expire on 20 July 2026 (ten years after the U.S. Department of Justice filed its complaint); however, the consent decree may be terminated at any time after 22 October 2023 upon notice by the U.S. Department of Justice to the court that continuation of the consent decree is no longer necessary or in the public interest. Our compliance with the consent decree is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. The terms of the consent decree are reflected in the modified final judgment which is filed as Exhibit 4.20 to this Form 20-F.

Sustainability Linked Revolving Credit Facility

On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainability Linked Revolving Credit Facility (“SLL Revolving Facility”), which replaced our existing USD 9.0 billion revolving facility. The SLL Revolving Facility has an initial five-year term, which may be extended by an additional two years. Effective as of 17 March 2022, we exercised our option to extend the maturity of the facility until February 2027. The facility incorporates a pricing mechanism that incentivizes improvement in the following four key performance areas that are aligned with and contribute to our 2025 Sustainability Goals:

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

We borrow under the SLL Revolving Facility at an interest rate equal to SOFR for U.S. dollar-denominated loans or EURIBOR for Euro-denominated loans plus a margin. The margin is based upon the ratings assigned by rating agencies to our long-term debt and is subject to adjustment depending on our performance with respect to identified sustainability performance targets.

D. EXCHANGE CONTROLS

There are no Belgian exchange control regulations that would affect the remittance of dividends to non-resident holders of our shares. See “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Transfers from Subsidiaries” for a discussion of various restrictions applicable to transfers of funds by our subsidiaries.

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

Dividends paid or attributed to non-resident individuals who do not use our shares or ADSs in the exercise of a professional activity may be exempt from non-resident individual income tax up to the amount of 800 EUR (for income year 2022). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares or ADSs, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 800 (for income year 2022) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on 31 December of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 800 (for income year 2022) is reached (and hence not only the amount of dividends paid or attributed on our shares or ADSs). A withholding tax exemption will apply on dividends paid by us to a company that is a resident of the United States, provided that: (i) the U.S. company beneficially owns the dividends and is subject to U.S. corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary U.S. corporate income tax regime, (ii) the U.S. company has a legal form similar to the ones listed in the Annex to the European Union Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU) (“EU Parent-Subsidiary Directive”), as amended from time to time; (iii) the U.S. company owns, on the date the dividend is payable or attributable, a participation representing less than 10% of our capital but with an acquisition value of at least EUR 2,500,000; (iv) the U.S. company holds our shares or ADSs in full legal ownership for an uninterrupted period of at least one year; and (v) the U.S. company submits an affidavit to us or our paying agent (see below). The withholding tax exemption only applies to the extent that the withholding tax, which would be due in the absence of said exemption, is in principle not creditable or refundable in the hands of the U.S. resident company. Shareholders should consult their own advisers regarding the availability of the withholding tax exemption in light of their particular circumstances, including the effect of any state, local or national laws or interpretations thereof. Furthermore, this exemption cannot be applied in cases of tax abuse (i.e. where the taxpayer, through a (series of) legal act(s) has placed itself within the scope of this withholding tax relief regime, contrary to the objectives of the relevant statutory provision and with the decisive or exclusive intention to obtain this tax benefit). The presence of tax abuse can be rebutted by the taxpayer if sufficient genuine economic (non-tax) motives can be shown for the (series of) legal acts.

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

Furthermore, anti-abuse provisions, retroactively applying as from October 30, 2020, have also been introduced: a rebuttable general anti-abuse provision and two irrebuttable specific anti-abuse provisions. The latter covers the splitting of a securities account into multiple securities accounts held at the same intermediary and the conversion of taxable financial instruments held in a securities account, into registered financial instruments.

Several annulment procedures have been initiated before the Constitutional Court. On 27 October 2022, the Constitutional Court decided that the annual tax on securities accounts is compatible with the principles of equality and non-discrimination but annulled the two specific irrebuttable anti-abuse provisions mentioned above (i.e. splitting of securities account and the conversion) and the retroactive effect of the rebuttable general anti-abuse provision (i.e. regarding the period prior to the entry into force of the law, i.e. from 30 October 2020 to 26 February 2021).

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The tax on stock exchange transactions is not due upon the issuance of the New Shares (primary market transactions). The applicable rate amounts to 0.35% of the consideration paid, but with a cap of EUR 1,600 (USD 1,681) per transaction and per party. Such tax is separately due by each party to the transaction, and each of those is collected by the professional intermediary.

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

Subject to certain limitations, the Belgian tax withheld in accordance with the Treaty and paid over to Belgium will be creditable against your United States federal income tax liability. However, under recently finalized Treasury regulations, it is possible that taxes may not be creditable unless you are eligible for and elect to apply the benefits of the Treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under Belgian law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability.

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

PFIC Rules

We believe that our shares and ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. A company is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If we were to be treated as a PFIC and you are a U.S. holder, unless you make an effective “qualified electing fund” (“QEF”) election, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, unless you effectively elect to be taxed annually on a mark-to-market basis with respect to your shares or ADSs, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each previous year to which the gain was allocated in which we were a PFIC with respect to you, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC or are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. If you own shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service (“IRS”) Form 8621. The QEF election is conditioned upon our furnishing you annually with certain tax information. We may not take the action necessary for a U.S. shareholder to make a QEF election in the event our company is determined to be a PFIC.

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

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 3 January 2023 has been filed as Exhibit 1.1 to this Form 20-F, and is also available on our website under https://www.ab-inbev.com/investors/corporate-governance.html.

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

J. ANNUAL REPORT TO SECURITY HOLDERS

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

Some of our risk management strategies include the use of derivatives. The main derivative instruments used are foreign exchange forwards, currency futures, interest rate swaps, cross currency interest rate swaps, commodity swaps, commodity futures and equity swaps. We do not, as a matter of policy, make use of derivative financial instruments in the context of speculative trading.

Financial markets experienced significant volatility over the past years, which we have addressed and are continuing to address through our existing risk management policies.

Please refer to note 27 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

Foreign Currency Risk

We are exposed to foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of our subsidiary engaged in the relevant transaction. To manage this risk, we primarily make use of foreign exchange forwards, currency futures and cross-currency interest rate swaps.

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, our policy is to hedge operating transactions which are reasonably expected to occur (e.g., cost of sales and selling, general and administrative expenses) within the forecast period determined in the financial risk management policy. Operating transactions that are certain are hedged without any limitation in time. Non-operating transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are highly probable.

As of 31 December 2022, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2023 for the most important currency pairs such as USD/Brazilian real, USD/Mexican peso and USD/Colombian peso. Some exposures in certain countries had been either mostly or partially covered due to the fact that hedging can be limited in such countries as the local foreign exchange market prevents us from hedging at a reasonable cost. Open positions can also be the result of our risk management policy.

We use a sensitivity analysis to estimate the impact in our consolidated income statement and other comprehensive income of a strengthening or a weakening of the U.S. dollar against the other group currencies. In case the open positions remain unchanged and with all other variables held constant, a 10% strengthening or weakening of the closing rate of the U.S. dollar against other currencies could lead to an estimated decrease/increase of the consolidated profit before tax of approximately USD 144 million over the next 12 months. Applying a similar sensitivity on the total derivatives positions could lead to a negative/positive pre-tax impact on equity reserves of USD 537 million. The results of the sensitivity analysis should not be considered as projections of likely future events, as the gains or losses from exchange rates in the future may differ due to developments in the global financial markets.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 27 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 for details of the above sensitivity analysis, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2022, after certain hedging and fair value adjustments, USD 4.6 billion, or 5.7%, of our interest-bearing financial liabilities (which include bonds, loans, lease liabilities and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed a sensitivity analysis in relation to our exposure to interest rates for the floating rate debt after hedging, assuming the amount of liability outstanding at reporting date was outstanding for the whole year (see note 27 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022). The company estimates that an increase or decrease of 100 basis points represents a reasonably possible change in applicable interest rates. Accordingly, if interest rates had been higher/lower by 100 basis points, with all other variables held constant, the interest expense would have been USD 46 million higher/lower. This impact would have been more than offset by USD 93 million higher/lower interest income on interest-bearing financial assets. Additionally, the pre-tax impact on equity reserves from the market value of hedging instruments would not have been significant.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 27 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 for details of the above sensitivity analysis, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

Commodity Price Risk

We have significant exposures to various commodities, including, but not limited to, aluminum, energy, corn, wheat, plastic, rice and sugar. The commodity markets have experienced and are expected to continue to experience price fluctuations. We therefore use both fixed-price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility.

As of 31 December 2022, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value
Commodities	<1 year	1-5 years	>5 years	Total
Aluminum swaps	2,161	4	—	2,165	(122)
Other commodity derivatives	1,160	22	—	1,182	(48)

Note:

(1)	These hedges are designated in a cash flow hedge accounting relationship in accordance with IFRS 9.

See note 27 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 for a fuller quantitative and qualitative discussion on the commodity risks that we are subject to, and our policies with respect to managing those risks.

Equity Price Risk

We entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in our shares could negatively impact future cash flows related to the share-based payments. Furthermore, we entered into a series of derivative contracts to hedge the deferred share instrument related to the Grupo Modelo combination (see also notes 11 and 27 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022) and some share-based payments in connection with the acquisition of SAB. Most of these derivative instruments could not qualify for hedge accounting; therefore, they have not been designated in any hedging relationships.

As of 31 December 2022, an exposure for an equivalent of 100.5 million of our shares was hedged, resulting in a total gain of USD 605 million recognized in the profit or loss account for the period, of which USD 331 million related to our share-based payment programs, and USD 274 million related to the Grupo Modelo and SAB combinations.

The sensitivity analysis on the share-based payments hedging program, calculated based on a 27.53% reasonably possible volatility of our share price, and with all the other variables held constant, would show USD 1,660 million positive/negative impact on our 2022 profit before tax. Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2022.

Other Risks

See note 27 to our audited consolidated financial statements as of 31 December 2022 and 2021, and for the three years ended 31 December 2022 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

We are party to the Amended and Restated Deposit Agreement, dated 23 March 2018, as amended from time to time, among us, The Bank of New York Mellon, as depositary, and the owners and holders of ADSs from time to time under the Deposit Agreement. As used in this section headed “—D. American Depositary Shares,” all references to the depositary are references to The Bank of New York Mellon in its capacity as depositary under the Deposit Agreement, and all references to the “custodian” are to the principal Brussels office of ING Belgium SA/NV in its capacity as custodian under the Deposit Agreement as appointed by the depositary.

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

American Depositary Shares

The Bank of New York Mellon, as the depositary, will register and deliver ADSs. Each ADS will represent one share (or a right to receive one share) deposited with the principal Brussels office of ING Belgium SA/NV, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286, United States. The Bank of New York Mellon’s principal executive office is located at 240 Greenwich Street, New York, New York 10286, United States.

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

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Belgian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. The Deposit Agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the Deposit Agreement and the ADSs.

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

Fees Payable by the Depositary

For the year ended 31 December 2022, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties, in connection with the ADS program for a total sum of USD 6,783,979.77.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses(1)	6,783,979.77

Total	6,783,979.77

Note:

(1)	This includes both direct payments to AB InBev as well as The Bank of New York Mellon invoices that have been offset with revenue sharing balance.

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2022.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Standard out-of-pocket maintenance costs	125,952.04

Total	125,952.04

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

Shareholder Communications; Inspection of Register of Holders of ADSs for Owners

The depositary will make available for the owners’ inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to the owners of deposited securities. The depositary will send the owners copies of those communications if we ask it to. The owners have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2022. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2022, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2022 was effective.

The effectiveness of internal control over financial reporting as of 31 December 2022 has been audited by PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL, our independent registered public accounting firm, as represented by Koen Hens. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

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

PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL acted as our independent auditor for the fiscal years ended 31 December 2022 and 31 December 2021. The table below sets forth the total amount billed to us by PwC for services performed in 2022 and 2021, respectively, and breaks down these amounts by category of service:

	2022	2021

	(USD thousand)
Audit Fees	16,584	15,703
Audit-Related Fees	393	386
Tax Fees	3,185	2,648
All Other Fees	—	78
Total	20,163	18,815

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

Over the last two years, audit-related services were mainly incurred in relation to various special reports.

Tax Fees

In 2022 and 2021, the majority of our tax fees related to advisory services.

All Other Fees

There were no other fees in 2022. All other fees were primarily related to advisory services in 2021.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

The advance approval of the Chair of the Audit Committee is required for all audit and non-audit services provided by our auditors and was obtained for all such services provided in 2021 and 2022.

Our auditors and management report, on a quarterly basis, to the Audit Committee regarding the extent of the services provided and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares or ADSs:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
	(number of shares)	(USD)	(number of shares)	(USD million)
1 January 2022 – 31 January 2022	—	—	—	—
1 February 2022 – 28 February 2022	—	—	—	—
1 March 2022 – 31 March 2022	—	—	—	—
1 April 2022 – 30 April 2022	—	—	—	—
1 May 2022 – 31 May 2022	—	—	—	—
1 June 2022 – 30 June 2022	—	—	—	—
1 July 2022 – 31 July 2022	—	—	—	—
1 August 2022 – 31 August 2022	—	—	—	—
1 September 2022 – 30 September 2022	—	—	—	—
1 October 2022 – 31 October 2022	—	—	—	—
1 November 2022 – 30 November 2022	—	—	—	—
1 December 2022 – 31 December 2022	—	—	—	—

Total	—	—	—	—

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

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need to be independent. As of 31 December 2022, our Board of Directors comprised three independent directors and twelve directors deemed not to be “independent” under the NYSE listing standards as a result of Belgian law independence determinations, none of which serve as part of our management. Of these twelve directors, nine are considered non-independent solely because they serve as directors of our controlling shareholder, the Stichting, and three are considered non-independent because of their relationships with Altria and BEVCO, the two largest holders of Restricted Shares.

The NYSE rules further require that the audit, nominating and compensation committees of a listed U.S. company be composed entirely of independent directors, including that there be a minimum of three members on the audit committee. The Code recommends that a majority of the members of the Nomination Committee meet the technical requirements for independence under Belgian corporate law. The Belgian Companies Code requires that one member of the Audit Committee meet the technical requirements for independence under Belgian corporate law, but our Corporate Governance Charter requires the majority of the members of the Audit Committee to meet such requirements. The Belgian Companies Code also requires that a majority of the members of the Remuneration Committee meet the technical requirements for independence under Belgian corporate law. As of 1 January 2023, all four voting members of our Audit Committee are independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934. However, one of the four directors on our Audit Committee, five of the five directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As the Audit Committee, Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

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

ITEM 19.	EXHIBITS

1.1*	Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 3 January 2023 (English-language translation) (incorporated by reference to Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 14 March 2023).

2.1*	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by AB InBev on 3 December 2009).

2.2*	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by AB InBev on 3 December 2009).

2.3*	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by AB InBev on 13 April 2011).

2.4*	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by AB InBev on 7 October 2011).

2.5*	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by AB InBev on 21 December 2012).

2.6*	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.5 to Form 20-F filed by AB InBev on 25 March 2013).

2.7*	Indenture, dated as of 25 January 2016, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.7 to Form 20-F filed by AB InBev on 14 March 2016).

2.8*	Indenture, dated as of 16 December 2016, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.8 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 22 March 2017).

2.9*	Indenture, dated as of 15 May 2017, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 15 May 2017).

2.10*	Indenture, dated as of 4 April 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 4 April 2018).

2.11*	Amended and Restated Deposit Agreement, by and among Anheuser-Busch InBev SA/NV and The Bank of New York Mellon, as Depositary and Owners and Holders of American Depositary Shares, dated as of 23 March 2018 (incorporated by reference to Exhibit 4.2 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 14 September 2018).

2.12*	Indenture, dated as of 13 November 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser Busch Companies, LLC, Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A. and Cobrew NV/SA and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 14 November 2018).

2.13*	Seventh Supplemental Indenture, dated as of 23 January 2019, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 23 January 2019).

2.14*	Thirteenth Supplemental Indenture, dated as of 3 April 2020, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 3 April 2020).

2.15	Description of Securities registered under Section 12 of the Exchange Act.

3.1*	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective 1 November 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by AB InBev on 9 March 2016).

3.2*	Amended and Restated New Shareholders’ Agreement, dated 11 April 2016, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.37 to Schedule 13D filed by AB InBev on 19 April 2016).

3.3*	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated 8 October 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser-Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on 2 November 2016).

4.1*	Amendment and Restatement Agreement dated 28 August 2015, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.4 to Form 20-F filed by AB InBev on 14 March 2016).

4.2*	Letter of Amendment dated 26 October 2017, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.5 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 19 March 2018).

4.3*	Amendment and Restatement Agreement dated 16 February 2021, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.3 to Form 20-F filed by AB InBev on 19 March 2021).††

4.4*	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by AB InBev on 4 February 2011).

4.5*	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by AB InBev on 4 February 2011).

4.6*	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.7*	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.8*	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.9*	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-169272) filed on 8 September 2010).

4.10*	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.11*	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.12*	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.13*	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.14*	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.15*	2020 Dream Incentive Plan (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.16*	Final Judgment of the United States District Court for the District of Columbia, entered into on 21 October 2013, outlining the Grupo Modelo settlement (incorporated by reference to Exhibit 4.18 to Form 20-F filed by AB InBev on 25 March 2014).

4.17*	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 99.5 to AB InBev’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.18*	Information Rights Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 4.26 to Form 20-F filed by AB InBev on 22 March 2017).

4.19*	Registration Rights Agreement, dated as of 10 October 2016, among Anheuser-Busch InBev SA/NV and the Holders as defined therein (incorporated by reference to Exhibit 4.27 to Form 20-F filed by AB InBev on 22 March 2016).

4.20*	Modified Judgment of the United States District Court for the District of Columbia, dated as of 22 October 2018, relating to the combination with SAB (incorporated by reference to Exhibit 4.28 to Form 20-F filed by AB InBev on 22 March 2019).

4.21*	Gap Long-Term Incentive Plan for SABMiller Employees (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-221808) filed on 29 November 2017).

4.22*	Five-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.23*	Ten-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.24*	Restricted Stock Units Plan for Directors (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-231556) filed on 17 May 2019).

4.25*	Base Restricted Stock Units Plan Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-250930) filed on 24 November 2020).

4.26*	Base Restricted Stock Units Plan Relating to American Depositary Shares of AB InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-250930) filed on 24 November 2020).

4.27*	Base Performance Stock Units Plan Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-268582) filed on 29 November 2022).

4.28*	Base Share-Based Compensation Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-268582) filed on 29 November 2022).

4.29*	Base Share-Based Compensation Relating to American Depositary Shares of AB InBev (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-268582) filed on 29 November 2022).

6.1	Description of earnings per share (included in note 22 to our audited consolidated financial statements included in this Form 20-F).

8.1	List of significant subsidiaries (included in note 34 to our audited consolidated financial statements included in this Form 20-F).

11.1*	Anheuser-Busch InBev Code of Dealing, dated as of September 2019 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by AB InBev on 24 March 2020).

11.2*	Anheuser-Busch InBev Code of Business Conduct, dated as of May 2020 (incorporated by reference to Exhibit 11.2 to Form 20-F filed by AB InBev on 19 March 2021).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL

17	List of Guarantor Subsidiaries.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema.

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase.

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase.

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase.

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Note:

*	Previously filed.
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

Anheuser-Busch InBev SA/NV (Registrant)

Date: 17 March 2023	By:	/s/ John Blood
	Name:	John Blood
	Title:	Chief Legal and Corporate Affairs Officer and Corporate Secretary

AB INBEV GROUP AUDITED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and the Board of Directors of Anheuser-Busch InBev SA/NV
Report of Independent Registered Public Acc
oun
ting Firm

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Anheuser-Busch InBev SA/NV and its su bsidiari
es (the “Company”) as of December 31, 2022 and 2021, and the related consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control - Integrated Framework
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
Impairment of goodwill and intangible assets with indefinite useful life
As described in Notes 4, 14 and 15 to the consolidated financial statements, the Company has recorded goodwill and intangible assets with indefinite useful life for an amount of $113 010 million and $37 652 million, respectively, as of December 31, 2022. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. Impairment tests are conducted by management, in accordance with IAS 36, in which management applies a discounted cash flow approach based on current acquisition valuation models for its cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for its other cash-generating units. The Company uses a strategic plan based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions. Management’s cash flow projections include significant judgment, estimates and assumptions, related to the weighted average cost of capital and the terminal growth rate.

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
Uncertain tax positions
As described in Notes 4 and 29 to the consolidated financial statements, significant judgment by management is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the consolidated financial statements, estimation is made of the expected successful settlement of these matters.
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
Diegem, Belgium, March 14, 2023
PwC Bedrijfsrevisoren BV / Reviseurs d’Entreprises SRL
Represented by
/s/ Koen Hens
Statutory Auditor
We have served as the Company’s auditor since 2019.

Consolidated financial statements

Consolidated income statement

For the year ended 31 December
Million US dollar, except earnings per shares in US dollar	Notes	2022	2021¹	2020¹
Revenue		57 786	54 304	46 881

Cost of sales		(26 305)	(23 097)	(19 634)

Gross profit		31 481	31 207	27 247

Distribution expenses		(6 389)	(5 889)	(5 104)
Sales and marketing expenses		(6 752)	(7 292)	(6 861)
Administrative expenses		(4 414)	(4 394)	(3 404)
Other operating income/(expenses)	7	841	805	845
Exceptional costs above profit from operations	8	(251)	(614)	(3 103)

Profit from operations		14 517	13 824	9 620

Finance cost	11	(6 047)	(6 040)	(8 419)
Finance income	11	1 898	431	722

Net finance income/(cost)		(4 148)	(5 609)	(7 697)

Share of result of associates	16	299	248	156
Exceptional share of results of associates	8 / 16	(1 143)	—	—

Profit before tax		9 524	8 463	2 079

Income tax expense	12	(1 928)	(2 350)	(1 932)

Profit from continuing operations		7 597	6 114	147

Profit from discontinued operations		—	—	2 055

Profit of the period		7 597	6 114	2 202

Profit/(loss) from continuing operations attributable to:
Equity holders of AB InBev		5 969	4 670	(650)
Non-controlling interest		1 628	1 444	797

Profit of the period attributable to:
Equity holders of AB InBev		5 969	4 670	1 405
Non-controlling interest		1 628	1 444	797

Basic earnings per share	21	2.97	2.33	0.70
Diluted earnings per share	21	2.91	2.28	0.69

Basic earnings per share from continuing operations	21	2.97	2.33	(0.33)
Diluted earnings per share from continuing operations	21	2.91	2.28	(0.33)
The accompanying notes are an integral part of these consolidated financial statements.

1	Amended to conform to 2022 presentation.

F-
5

Consolidated statement of comprehensive income/(loss)

For the twelve-month period ended 31 December
Million US dollar	Notes	2022	2021	2020
Profit of the period		7 597	6 114	2 202

Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	21	519	504	(263)

		519	504	(263)

Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	21	(1 298)	(4 681)	(10 951)
Effective portion of changes in fair value of net investment hedges		(173)	156	479
Cash flow hedges recognized in equity		183	1 060	739
Cash flow hedges reclassified from equity to profit or loss		(546)	(920)	(533)
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture		—	—	426

		(1 834)	(4 385)	(9 841)

Other comprehensive income/(loss), net of tax		(1 315)	(3 881)	(10 104)

Total comprehensive income/(loss)		6 283	2 233	(7 901)

Attributable to:
Equity holders of AB InBev		4 994	934	(8 156)
Non-controlling interest		1 289	1 299	255
The accompanying notes are an integral part of these consolidated financial statements.

F-
6

Consolidated statement of financial position

As of
Million US dollar	Notes	31 December 2022	31 December 2021
ASSETS
Non-current assets
Property, plant and equipment	13	26 671	26 678
Goodwill	14	113 010	115 796
Intangible assets	15	40 209	40 430
Investment in associates	16	4 656	5 874
Investment securities	20	175	161
Deferred tax assets	17	2 300	1 969
Pensions and similar obligations	23	11	5
Income tax receivables		883	1 137
Derivatives	27	60	48
Trade and other receivables	19	1 782	1 580

Total non-current assets		189 757	193 678

Current assets
Investment securities	20	97	374
Inventories	18	6 612	5 399
Income tax receivables		813	381
Derivatives	27	331	621
Trade and other receivables	19	5 330	5 046
Cash and cash equivalents	20	9 973	12 097
Assets classified as held for sale		30	30

Total current assets		23 186	23 949

Total assets		212 943	217 627

EQUITY AND LIABILITIES
Equity
Issued capital	21	1 736	1 736
Share premium		17 620	17 620
Reserves		15 218	15 431
Retained earnings		38 823	33 882

Equity attributable to equity holders of AB InBev		73 398	68 669

Non-controlling interests	30	10 880	10 671

Total equity		84 278	79 340

Non-current liabilities
Interest-bearing loans and borrowings	22	78 880	87 369
Pensions and similar obligations	23	1 534	2 261
Deferred tax liabilities	17	11 818	12 204
Income tax payables		610	726
Derivatives	27	184	100
Trade and other payables	26	859	1 008
Provisions	25	396	436

Total non-current liabilities		94 282	104 104

Current liabilities
Bank overdrafts	20	83	53
Interest-bearing loans and borrowings	22	1 029	1 408
Income tax payables		1 438	1 334
Derivatives	27	5 308	5 786
Trade and other payables	26	26 349	25 434
Provisions	25	176	169

Total current liabilities		34 383	34 184

Total equity and liabilities		212 943	217 627

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

Consolidated statement of changes in equity

		Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves¹	Other comprehensive income reserves	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2020		1 736	17 620	(6 270)	52 431	(21 279)	31 484	75 722	8 831	84 553

Profit of the period		—	—	—	—	—	1 405	1 405	797	2 202

Other comprehensive income/(loss)¹	21	—	—	—	—	(9 562)	—	(9 562)	(541)	(10 104)

Total comprehensive income/(loss)		—	—	—	—	(9 562)	1 405	(8 156)	255	(7 901)

Dividends		—	—	—	—	—	(1 118)	(1 118)	(804)	(1 923)
Treasury shares		—	—	1 359	—	—	(974)	385	—	385
Share-based payments	24	—	—	—	3	—	—	3	17	20
Sale/(purchase) of non-controlling interest²		—	—	—	1 116	—	—	1 116	1 869	2 985
Hyperinflation monetary adjustments		—	—	—	—	—	160	160	99	259
Scope and other changes		—	—	—	—	—	(87)	(87)	60	(26)

As per 31 December 2020		1 736	17 620	(4 911)	53 550	(30 841)	30 870	68 024	10 327	78 351

		Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves¹	Other comprehensive income reserves	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2021		1 736	17 620	(4 911)	53 550	(30 841)	30 870	68 024	10 327	78 351

Profit of the period		—	—	—	—	—	4 670	4 670	1 444	6 114

Other comprehensive income/(loss)¹	21	—	—	—	—	(3 736)	—	(3 736)	(145)	(3 881)

Total comprehensive income/(loss)		—	—	—	—	(3 736)	4 670	934	1 299	2 233

Dividends		—	—	—	—	—	(1 139)	(1 139)	(1 112)	(2 251)
Treasury shares		—	—	917	—	—	(836)	81	—	81
Share-based payments	24	—	—	—	451	—	—	451	28	478
Hyperinflation monetary adjustments		—	—	—	—	—	231	231	143	374
Scope and other changes		—	—	—	—	—	86	86	(14)	73

As per 31 December 2021		1 736	17 620	(3 994)	54 001	(34 577)	33 882	68 669	10 671	79 340

		Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2022		1 736	17 620	(3 994)	54 001	(34 577)	33 882	68 669	10 671	79 340

Profit of the period		—	—	—	—	—	5 969	5 969	1 628	7 597

Other comprehensive income/(loss)	21	—	—	—	—	(976)	—	(976)	(339)	(1 315)

Total comprehensive income/(loss)		—	—	—	—	(976)	5 969	4 994	1 289	6 283

Dividends		—	—	—	—	—	(1 198)	(1 198)	(1 355)	(2 553)
Treasury shares		—	—	289	—	—	(193)	95	—	95
Share-based payments	24	—	—	—	477	—	—	477	20	497
Hyperinflation monetary adjustments		—	—	—	—	—	380	380	236	616
Scope and other changes		—	—	—	—	—	(18)	(18)	19	1

As per 31 December 2022		1 736	17 620	(3 706)	54 477	(35 553)	38 823	73 398	10 880	84 278

The accompanying notes are an integral part of these consolidated financial statements.

1	Amended to conform to 2022 presentation.
2
The 2020 sale of non-controlling interest relates to the issuance of a 49.9% minority stake in the company’s US-based metal container operations completed in December 2020 (refer to Note 21
Changes in equity and earnings per share
for more details).

F-
8

Consolidated statement of cash flows

For the year ended 31 December
Million US dollar	Notes	2022	2021¹	2020¹
OPERATING ACTIVITIES
Profit of the period		7 597	6 114	147

Depreciation, amortization and impairment	10	5 078	5 052	4 829
Impairment losses on goodwill		—	—	2 500
Net finance cost/(income)	1 1	4 148	5 609	7 697
Equity-settled share-based payment expense	24	448	510	169
Income tax expense	12	1 928	2 350	1 932
Other non-cash items		(102)	(581)	53
Share of result of associates	16	844	(248)	(156)

Cash flow from operating activities before changes in working capital and use of provisions		19 941	18 806	17 171

Decrease/(increase) in trade and other receivables		(48)	164	516
Decrease/(increase) in inventories		(1 547)	(1 232)	(427)
Increase/(decrease) in trade and other payables		1 249	3 527	503
Pension contributions and use of provisions		(351)	(375)	(616)

Cash generated from operations		19 244	20 890	17 147

Interest paid		(4 133)	(3 987)	(4 340)
Interest received		611	200	255
Dividends received		158	106	51
Income tax paid		(2 582)	(2 410)	(2 306)
Cash flow from operating activities on Australia discontinued operations		—	—	84

Cash flow from operating activities		13 298	14 799	10 891

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(5 160)	(5 640)	(3 781)
Proceeds from sale of property, plant and equipment and of intangible assets		322	142	94
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	6	(70)	(444)	(510)
Proceeds from sale/(acquisition) of other assets		288	65	(292)
Proceeds from Australia divestiture		—	—	10 838
Cash flow from investing activities on Australia discontinued operations		—	—	(13)

Cash flow from/(used in) investing activities		(4 620)	(5 878)	6 336

FINANCING ACTIVITIES
Sale/(purchase) of non-controlling interests	21	(20)	—	3 039
Proceeds from borrowings	22	91	454	14 822
Payments on borrowings	22	(7 265)	(8 965)	(23 116)
Cash net finance (cost)/income other than interests		(374)	(192)	(953)
Payment of lease liabilities		(610)	(531)	(461)
Dividends paid		(2 442)	(2 364)	(1 800)
Cash flow from financing activities on Australia discontinued operations	22	—	—	(6)

Cash flow from/(used in) financing activities		(10 620)	(11 598)	(8 475)

Net increase/(decrease) in cash and cash equivalents		(1 942)	(2 677)	8 752

Cash and cash equivalents less bank overdrafts at beginning of year		12 043	15 247	7 169
Effect of exchange rate fluctuations		(211)	(526)	(674)

Cash and cash equivalents less bank overdrafts at end of period	20	9 890	12 043	15 247

The accompanying notes are an integral part of these consolidated financial statements.

1	Amended to conform to 2022 presentation.

F-
9

Notes to the consolidated financial statements

1.	Corporate information
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over
 500
 b
eer brands includes global brands Budweiser
®
, Corona
®
and Stella Artois
®
; multi-country brands Beck’s
®
, Hoegaarden
®
, Leffe
®
and Michelob Ultra
®
; and local champions such as Aguila
®
, Antarctica
®
, Bud Light
®
, Brahma
®
, Cass
®
, Castle
®
, Castle Lite
®
, Cristal
®
, Harbin
®
, Jupiler
®
, Modelo Especial
®
, Quilmes
®
, Victoria
®
, Sedrin
®
and Skol
®
. Our brewing heritage dates back more
than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167 000 employees based in nearly 50 countries worldwide. For 2022, AB InBev’s reported revenue was 57.8 billion US dollar (excluding joint ventures and associates).
The consolidated financial statements of the company for the year ended 31 December 2022 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.
The consolidated financial statements were authorized for issue by the Board of Directors on 14 March 2023.

2.	Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB) and in conformity with International Financial Reporting Standards as adopted by the European Union (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2022 and did not apply any European carve-outs from IFRS.

3.	Summary of significant accounting policies
The accounting policies applied are consistent to all periods presented in these consolidated financial statements by the company and its subsidiaries.

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

(C)	PRINCIPLES OF CONSOLIDATION
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
non-controlling
interests even if this results in the
non-controlling
interests having a deficit balance.
Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50
% of the voting rights. A joint venture is an arrangement in which AB InBev has joint control, whereby AB InBev has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Associates and joint ventures are accounted for by the equity method of accounting, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred legal or constructive obligations on behalf of the associate or joint v entur
e.

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
A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 34
AB
 InBev companies
.

(D)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES
A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2022 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(E)	FOREIGN CURRENCIES
Foreign currency transactions
Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing on the date of the reporting sheet. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
Non-monetary
assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction.
Non-monetary
assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates prevailing at the dates the fair value was determined.
Translation of the results and financial position of foreign operations
Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the reporting date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end
exchange rates are taken to other comprehensive income (translation reserves).
Financial Reporting in hyperinflationary economies
In May 2018, the Argentinean peso underwent a severe devaluation, causing Argentina´s three-year cumulative inflation to exceed
100% and thus, triggering the requirement to transition to hyperinflation accounting as of 2018, as prescribed by IAS 29
Financial Reporting in Hyperinflationary Economies
.
Under IAS 29,
non-monetary
assets and liabilities stated at historical cost, equity and income statements of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency, applying a general price index. These re-measured
accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the statement of financial position and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period.

F-
12

The 2022 results, restated for purchasing power, were translated at the December 2022 closing rate of 177.131872 Argentinean pesos per US dollar (2021 results - at 102.749214 Argentinean pesos per US dollar).
Exchange rates
The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	31 December 2022	31 December 2021	31 December 2020	31 December 2022	31 December 2021	31 December 2020
Argentinean peso	177.131872	102.749214	84.143520	—	—	—
Brazilian real	5.217705	5.580497	5.196694	5.164428	5.368651	5.133082
Canadian dollar	1.353834	1.270792	1.273981	1.297354	1.249693	1.346594
Colombian peso	4 807.99	3 977.14	3 438.52	4 211.36	3 741.19	3 689.50
Chinese yuan	6.898736	6.352382	6.537798	6.661729	6.456753	6.947936
Euro	0.937559	0.882924	0.814930	0.951768	0.841767	0.878101
Mexican peso	19.361452	20.583378	19.948838	20.123646	20.339905	21.182539
Pound sterling	0.831548	0.741903	0.732646	0.811905	0.725564	0.780195
Peruvian nuevo sol	3.820004	3.976006	3.621009	3.845294	3.877055	3.491580
South Korean won	1 260.16	1 188.32	1 088.02	1 286.17	1 139.06	1 185.02
South African rand	16.968472	15.947907	14.686598	16.392270	14.873785	16.213180

(F)	INTANGIBLE ASSETS
Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.
Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable, and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy N).
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

F-
13

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
3
to
5
years.
Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy N).
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

(G)	BUSINESS COMBINATIONS
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
If the business combination is achieved in stages, the acquisition date carrying value of AB InBev’s previously held interest in the acquiree is re-measured
to fair value at the acquisition date; any gains or losses arising from such re-meas
urem
ent
are recognized in profit or loss.

(H)	GOODWILL
Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All bu sin
ess combinations are accounted for by applying the purchase method.
In conformity with IFRS 3
Business Combinations
, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy N). Goodwill is expressed in the currency of the subsidiary to which it relates and is translated to US dollar using the year-end
exchange rate. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.
If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3
Business Combinations
. Expenditure on internally generated goodwill is expensed as incurred.

(I)	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy N). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g., nonrefundable tax and transport cost). The cost of a self-constructed
asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.
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

F-1
4

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

(J)	LEASES
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
right-of-use
asset.
The
right-of-use
assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use
assets are depreciated starting at the commencement date over the shorter period of useful life of the underlying asset and lease term (refer to accounting policies I and N).
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

F-1
5

(K)	INVENTORIES
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

(L)	TRADE AND OTHER RECEIVABLES
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business and generally due for settlement withi
n
30
days. Trade receivables are recognized initially at the amount of the consideration that is unconditional unless they contain significant financing components, when they are recognized at the amount adjusted for the time value of money. The company holds trade and other receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method.
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

(M)	CASH AND CASH EQUIVALENTS
Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. In the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(N)	IMPAIRMENT
The carrying amounts of property, plant and equipment, goodwill and intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If there is an indicator of impairment, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the cash-generating unit level (that is a country or group of countries managed as a group below a reporting region). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.
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

(O)	FAIR VALUE MEASUREMENT
A number of AB InBev’s accounting policies and notes require fair value measurement for both financial and non-financial
items.

F-1
6

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

(P)	SHARE CAPITAL
Repurchase of share capital
When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares. The difference between the carrying value of the treasury shares issued to employees and their fair value is recognized in retained earnings.
Dividends
Dividends paid are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability.
Share issuance costs
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(Q)	PROVISIONS
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

F-1
7

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

(R)	PENSION AND SIMILAR OBLIGATIONS
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
A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when the company recognizes related restructuring or termination costs. The pension obligations recognized in the statement of financial position are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any plan assets.
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

F-1
8

(S)	SHARE-BASED PAYMENTS
Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. The fair value of the share options is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the options granted is expensed over the vesting period based on the expected number of options that will vest. When the options are exercised, equity is increased by the amount of the proceeds received.

(T)	INTEREST-BEARING LOANS AND BORROWINGS
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

(U)	TRADE AND OTHER PAYABLES
Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(V)	INCOME TAX
Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the reporting date, and any adjustment to tax payable in respect of previous years.
In accordance with IAS 12
Income Taxes
deferred taxes are provided using the
so-called
balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized (i) on initial recognition of goodwill, (ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and (iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and to the extent that the company is able to control the timing of the reversal. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.
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

(W)	INCOME RECOGNITION
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

F-1
9

Royalty income
The company recognizes the sales-based or usage-based royalties in other operating income when the later of the following events occurs: (a) the customer’s subsequent sales or usage; and (b) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).
Government grants
A government grant is recognized in the statement of financial position initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset.
Finance income
Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets measured at FVPL as well as any gains from hedge ineffectiveness (refer to accounting policy Y).
Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt.
Dividend income
Dividend income is recognized in the income statement on the date that the dividend is declared.

(X)	EXPENSES
Finance costs
Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on financial assets as well as any losses from hedge ineffectiveness (refer to accounting policy Y).
All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest-bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy T). The interest expense component of lease payments is also recognized in the income statement (in accretion expense) using the effective interest rate method.
Research and development, advertising and promotional costs and systems development costs
Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer to accounting policy F).
Purchasing, receiving and warehousing costs
Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses.

(Y)	FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
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

F-
20

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

F-
2
1

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
Derecognition
A financial asset is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when the rights to receive cash flows from the asset have expired or the Group has transferred its rights to receive cash flows from the asset. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

(Z)	SEGMENT REPORTING
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
(AA) EXCEPTIONAL ITEMS
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
(BB) DISCONTINUED OPERATIONS AND
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

F-
22

(CC) RECENTLY ISSUED IFRS
To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing these consolidated financial statements for the year ended 31 December 2022.
A number of amendments to standards are effective for annual periods beginning after 1 January 2023 and have not been discussed either because of their non-applicability
or immateriality to AB InBev’s consolidated financial statements.

F-
23

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
The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each reporting date.
Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.
The company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the reporting date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimates are made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made.
Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the following year are further discussed in the relevant notes hereafter.
In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty relate mainly to accounting for the impact of the conflict between Russia and Ukraine on the company’s results as discussed below.
CONFLICT BETWEEN RUSSIA AND UKRAINE
Management considered the impact of the conflict between Russia and Ukraine on the basis of preparation of these consolidated financial statements. On 11 March 2022, the company announced that it is forfeiting all financial benefits from the operations of AB InBev Efes, an associate which does business in Russia and Ukraine, in which it holds a 50%
non-controlling
stake and which the company does not consolidate. On 22 April 2022, the company announced its decision to sell its non-controlling
interest in AB InBev Efes and is in active discussions with its partner, Turkish Brewer Anadolu Efes, to acquire this interest. AB InBev’s request regarding the suspension of the license for production and sale of Bud in Russia will also be part of a potential transaction. During the year ended 31 December 2022, the company derecognized its investment in AB InBev Efes and reported a (1 143)m US dollar non-cash
impairment charge in exceptional share of results of associates. (Refer to Note 8
Exceptional items
and Note 16
Investments in associates
). As of 31 December 2022, the investment has been classified as non-current
asset held for sale.

F-2
4

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
On 1 June 2020, AB InBev divested CUB, its Australian subsidiary, to Asahi. Since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations (“profit from discontinued operations”) up to 31 May 2020.
All figures in the tables below are stated in million US dollar, except volume (million hls).

	North America			Middle Americas			South America			EMEA			Asia Pacific
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Volume	103	107	107	148	141	121	164	157	144	91	87	76	89	88	82

Revenue	16 566	16 257	15 622	14 180	12 541	10 032	11 599	9 494	8 092	8 120	8 032	6 835	6 532	6 848	5 648

Profit from operations	5 220	5 110	5 147	5 219	4 888	3 885	2 620	2 305	2 350	1 478	1 472	(1 722)	1 431	1 569	1 062

Net finance income/(cost)
Share of results of associates
Exceptional share of results of associates
Income tax expense
Profit from continuing operations
Profit from discontinued operations
Profit

Segment assets (non-current)	63 379	63 722	63 765	66 262	67 516	72 331	14 297	12 917	12 348	30 918	34 098	35 578	12 397	13 453	13 845
Gross capex	695	868	646	1 319	1 307	829	1 001	1 154	727	1 011	1 051	768	496	605	508
FTE	20 040	19 691	20 281	52 355	51 969	48 751	42 028	42 209	40 630	21 306	22 215	22 357	24 331	26 095	26 510

	Global Export and Holding companies			AB InBev Worldwide
	2022	2021	2020	2022	2021	2020
Volume	1	2	1	595	582	531

Revenue	790	1 133	652	57 786	54 304	46 881

Profit from operations	(1451)	(1 520)	(1 103)	14 517	13 824	9 620

Net finance income/(cost)				(4 148)	(5 609)	(7 697)
Share of results of associates				299	248	156
Exceptional share of results of associates				(1 143)	—	—
Income tax expense				(1 928)	(2 350)	(1 932)

Profit from continuing operations				7 597	6 114	147

Profit from discontinued operations				—	—	2 055

Profit				7 597	6 114	2 202

Segment assets (non-current)	2 505	1 973	2 024	189 757	193 678	199 891
Gross capex	638	655	303	5 160	5 640	3 781
FTE	6 572	7 160	5 166	166 632	169 339	163 695

F-2
5

For the year ended 31 December 2022, net revenue from the beer business amounted to 51 544m US dollar (2021: 49 333m US dollar; 2020: 43 044m US dollar) while the net revenue from the non-beer
business (soft drinks and other business) accounted for 6 242m US dollar (2021: 4 971m US dollar; 2020: 3 837m US dollar). Additionally, for 2022, net revenue from the company’s business in the United States amounted to 14 580m US dollar (2021: 14 259m US dollar; 2020: 13 815m US dollar) and net revenue from the company’s business in Brazil amounted to 8 256m US dollar (2021: 6 500m US dollar; 2020: 5 868m US dollar).
On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 632m US dollar (2021: 623m US dollar; 2020: 501m US dollar) and non-current
assets located in the country of domicile represented 2 533m US dollar (2021: 2 457m US dollar; 2020: 2 496m US dollar).

F-2
6

6.	Acquisitions and disposals of subsidiaries
The company undertook a series of acquisitions and disposals and/or settled payments related to prior year acquisitions during the year ended 31 December 2022 and 31 December 2021, with no significant impact in the consolidated financial statements.

7.	Other operating income/(expenses)

Million US dollar	2022	2021	2020
Brazilian tax credits	201	226	481
Government grants	311	322	227
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	82	65	56
License income	27	25	22
Net rental and other operating income	220	167	58

Other operating income/(expenses)	841	805	845

In 2022, Ambev, a subsidiary of AB InBev, recognized 201m US dollar income (2021: 226m US dollar; 2020: 481m US dollar) in Other operating income related to tax credits. Additionally, in 2022 Ambev recognized 168m US dollar (2021: 118m US dollar; 2020: 315m US dollar) of interest income on tax credits in Finance income (refer to Note 11
Finance cost and income
).
The income from government grants primarily relate to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

F-2
7

8.	Exceptional items
IAS 1
Presentation of financial statements
requires that material items of income and expense be disclosed separately. Exceptional items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company´s financial information.
The exceptional items included in the income statement are as follows:

Million US dollar	2022	2021	2020
COVID-19 costs	(18)	(105)	(182)
Restructuring	(110)	(172)	(157)
Business and asset disposal (including impairment losses)	(71)	(247)	(239)
AB InBev Efes related costs	(51)	—	—
Acquisition costs business combinations	(1)	(17)	(25)
Zenzele Kabili costs	—	(72)	—
Impairment of goodwill	—	—	(2 500)

Impact on profit from operations	(251)	(614)	(3 103)

Exceptional net finance income/(cost)	498	(806)	(1 738)
Exceptional share of results of associates	(1 143)	—	—
Exceptional taxes	399	346	155
Exceptional non-controlling interest	13	20	228
Gain on divestiture of Australia (discontinued operations)	—	—	1 919

Net impact on profit	(484)	(1 054)	(2 538)

COVID-19
costs amount to (18
)
m
US dollar for the year ended 31 December 2022 (2021: (105
)m
US dollar; 2020: (182
)m
US dollar). These expenses mainly comprise costs related to personal protection equipment for the company’s employees and other costs incurred as a direct consequence of the
COVID-19
pandemic.
The exceptional restructuring charges for 2022 total (110
)m
US dollar (2021: (172
)m
US dollar; 2020: (157
)m
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
Business and asset disposals (including impairment losses) amount to (71
)m
US dollar for 2022 mainly comprising impairment of intangible assets and other non-core
assets sold in the period. Business and asset disposals (including impairment losses) amounted to (247
)m
US dollar for 2021, mainly comprising (258
)m
US dollar of
non-cash
impairment charge associated with Bedford Systems, a joint venture with Keurig Dr. Pepper, following the announcement of the cessation of the business in December 2021, that was partially offset with gains incurred in relation to disposals completed in the first half of 2021. Business and asset disposals (including impairment losses) amounted to (239
)m
US dollar for 2020, mainly comprising impairment of tangible assets classified as held for sale as of 31 December 2020, intangible assets sold in 2020 and other intangibles.
AB InBev Efes related costs of (51
)m
US dollar for 2022 relate to the discontinuation of exports to Russia and the forfeiting of company benefits from the operations of the associate.
The acquisition costs of business combinations amounted to (17
)m
US dollar for 2021, mainly comprising costs incurred in relation to the company’s joint venture partnerships. The acquisition costs of business combinations amounted to (25
)m
US dollar for 2020 and mainly related to the acquisition of Craft Brew Alliance.
In May 2021, the company set up a new broad-based black economic empowerment
(“B-BBEE”)
scheme (the “Zenzele Kabili scheme”) and reported (72
)m
US dollar in exceptional items mainly representing the IFRS 2 cost related to the grant of shares to qualifying SAB retailers and employees participating to the Zenzele Kabili scheme. For more details, refer to Note 21
Changes in equity and earnings per share
.
In the second quarter of 2020, the company recognized (2 500
)m
US dollar of goodwill impairment for its South Africa and Rest of Africa cash-generating units.
On 1 June 2020, the company completed the previously announced sale of CUB, its Australian subsidiary to Asahi resulting in a net exceptional gain of 1 919m US dollar reported in discontinued operations. The results of the Australian operations were accounted for as discontinued operations and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020.
The company incurred a exceptional net finance income of 498m US dollar for 2022 (2021: net finance cost of (806
)m
US dollar; 2020: net finance cost of (1 738
)m
US dollar) – see Note 11
Finance cost and income
.

F-2
8

During 2022, the company recorded an impairment of (1 143)m US dollar on its investment in AB InBev Efes – see Note 4
Use of estimates and judgments
and Note 16
Investments in associates
.
All the amounts referenced above are before income taxes. The exceptional income taxes amounted to 399m US dollar (decrease of income taxes) for 2022 (2021: decrease of income taxes by 346m US dollar; 2020: decrease of income taxes by 155m US dollar)
.

The exceptional income taxes for the year ended 31 December 2022 are mainly driven by a reorganization which resulted in the utilization of current year and carry forward interests for which no deferred tax asset was recognized (
350
m US dollar).
Non-controlling
interest on the exceptional items amounts to 13m US dollar for 2022 (2021: 20m US dollar; 2020: 228m US dollar).

9.	Payroll and related benefits

Million US dollar	2022	2021	2020
Wages and salaries	(4 621)	(4 734)	(4 124)
Social security contributions	(749)	(670)	(582)
Other personnel cost	(687)	(706)	(637)
Share-based payment expense	(448)	(510)	(169)
Pension expense for defined benefit plans	(154)	(176)	(218)
Pension expense for defined contribution plans	(164)	(147)	(91)

Payroll and related benefits	(6 822)	(6 944)	(5 821)

The number of full-time equivalents can be split as follows:

	2022	2021	2020
AB InBev NV/SA (parent company)	241	214	204
Other subsidiaries	166 391	169 125	163 491

Total number of FTE	166 632	169 339	163 695

10.	Additional information on operating expenses by nature
Depreciation, amortization and impairment charges are included in the following line items of the 2022 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right- of-use asset	Impairment of goodwill, tangible and intangible assets
Cost of sales	3 008	78	36	—
Distribution expenses	162	13	233	—
Sales and marketing expenses	298	152	236	—
Administrative expenses	299	416	124	—
Other operating expenses	19	—	—	—
Exceptional items	—	—	—	4

Depreciation, amortization and impairment	3 786	659	629	4

Depreciation, amortization and impairment charges are included in the following line items of the 2021 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right- of-use asset	Impairment of goodwill, tangible and intangible assets
Cost of sales	2 782	91	39	—
Distribution expenses	136	10	176	—
Sales and marketing expenses	319	223	249	—
Administrative expenses	306	327	110	—
Other operating expenses	3	—	—	—
Exceptional items	—	—	—	281

Depreciation, amortization and impairment	3 546	651	574	281

F-2
9

Depreciation, amortization and impairment charges are included in the following line items of the 2020 consolidated income statement:

Million US dollar (restated)	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right- of-use asset	Impairment of goodwill, tangible and intangible assets
Cost of sales	2 599	91	42	—
Distribution expenses	141	3	108	—
Sales and marketing expenses	339	291	224	—
Administrative expenses	310	323	125	—
Other operating expenses	3	—	—	—
Exceptional items	—	—	—	2 733

Depreciation, amortization and impairment	3 392	708	499	2 733

F-
30

11.	Finance cost and income
Finance cost and income included in the income statement are as follows:

	2022			2021¹			2020¹
Million US dollar	Finance cost	Finance income	Net	Finance cost	Finance income	Net	Finance cost	Finance income	Net
Interest income/(expense)	(3 588)	294	(3 294)	(3 674)	113	(3 560)	(4 004)	150	(3 854)
Net interest on net defined benefit liabilities	(73)	—	(73)	(73)	—	(73)	(82)	—	(82)
Accretion expense	(782)	—	(782)	(593)	—	(593)	(564)	—	(564)
Mark-to-market	—	331	331	(23)	—	(23)	(1 211)	—	(1 211)
Net interest income on Brazilian tax credits	—	168	168	—	118	118	—	315	315
Other financial results	(1 349)	352	(997)	(871)	200	(671)	(740)	177	(563)

Finance income/(cost) excluding exceptional items	(5 792)	1 146	(4 646)	(5 234)	431	(4 803)	(6 601)	642	(5 959)

Exceptional finance income/(cost)	(255)	753	498	(806)	—	(806)	(1 818)	80	(1 738)

Finance income/(cost)	(6 047)	1 898	(4 148)	(6 040)	431	(5 609)	(8 419)	722	(7 697)

Net finance costs, excluding exceptional items, were 4 646m US dollar in 2022 compared to 4 803m US dollar in 2021 and 5 959m US dollar in 2020. The decrease from 2022 to 2021 was predominantly due to a mark-to-market
gain on derivatives related to the hedging of share-based payment programs of 331m US dollar in 2022, compared to a loss of 23m US dollar in 2021, resulting in a change of 354m US dollar. In 2020, the market-to-market
on such derivatives amounted to a loss of 1 211m US dollar.
In 2022, accretion expense includes interest on lease liabilities of 130m US dollar (2021: 123m US dollar; 2020: 116m US dollar), unwind of discounts of 499m US dollar on payables (2021: 349m US dollar; 2020: 306m US dollar), bond fees of 64m US dollar (2021: 67m US dollar; 2020: 102m US dollar) and interest on provisions of 89m US dollar (2021: 54m US dollar; 2020: 41m US dollar).
Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 27
Risks arising from financial instruments
.
In 2022, Ambev, a subsidiary of AB InBev, recognized 201m US dollar income in Other operating income (refer to Note 7
Other operating income/(expenses)
) related to tax credits (2021: 226m US dollar; 2020: 481m US dollar). Additionally, in 2022, Ambev recognized 168m US dollar interest income on Brazilian tax credits in Finance income (2021: 118m US dollar; 2020: 315m US dollar).
Other financial results for 2022, 2021 and 2020 include:

	2022			2021¹			2020¹
Million US dollar	Finance cost	Finance income	Net	Finance cost	Finance income	Net	Finance cost	Finance income	Net
Net foreign exchange gains/(losses)	(363)	—	(363)	(101)	—	(101)	—	43	43
Net gains/(losses) on hedging instruments	(747)	—	(747)	(562)	—	(562)	(502)	—	(502)
Hyperinflation monetary adjustments	—	286	286	—	152	152	—	76	76
Other financial income/(cost), including bank fees and taxes	(239)	66	(173)	(208)	48	(160)	(238)	58	(180)

Other financial results	(1 349)	352	(997)	(871)	200	(671)	(740)	177	(563)

For further information on instruments hedging AB InBev’s foreign exchange risk, see Note 27
Risks arising from financial instruments.
Exceptional finance income/(cost) for 2022, 2021 and 2020 includes:

•
274m US dollar gain resulting from
mark-to-market
adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB (2021: (25)m US dollar loss; 2020: (1 008)m US dollar loss);

1	Amended to conform to 2022 presentation.

F-
31

•	246m US dollar gain resulting from the redemption of certain bonds (2021:(741)m US dollar loss; 2020: (795)m US dollar loss);

•	(22)m US dollar loss related to the remeasurement of deferred considerations on prior year acquisitions (2021: (19)m US dollar loss; 2020: 80m US dollar gain);

•
In 2021, (
22
)m US dollar loss from impairment of receivables against Delta Corporation Ltd (Delta), a Zimbabwean associate, as a result of hyperinflation (2020: 15m US dollar loss on the company’s investment in Delta).

The interest income stems from the following
financial assets:

Million US dollar	2022	2021	2020
Cash and cash equivalents	235	85	103
Investments in debt securities held for trading	39	16	1
Other loans and receivables	21	12	46

Total	294	113	150

The interest income on other loans and receivables includes the interest accrued on cash deposited as guarantees for certain legal proceedings pending their resolution. No interest income was recognized on impaired financial assets.

12.	Income taxes
Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2022	2021 1	2020 1
Current year	(2 785)	(2 857)	(2 082)
(Underprovided)/overprovided in prior years	157	159	119

Current tax expense	(2 628)	(2 698)	(1 963)

Origination and reversal of temporary differences	829	632	355
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(128)	(284)	(324)

Deferred tax (expense)/income	701	348	31

Total income tax expense in the income statement	(1 928)	(2 350)	(1 932)

The reconciliation of the effective tax rate with the aggregated weighted n omi
nal tax rate can be summarized as follows:

Million US dollar	2022	2021¹	2020¹
Profit/(loss) before tax	9 524	8 463	2 080
Deduct share of results of associates	299	248	156
Deduct exceptional share of results of associates	(1 143)	—	—

Profit before tax and before share of results of associates	10 369	8 215	1 924

Adjustments to the tax basis
Government incentives	(713)	(543)	(428)
Non-deductible/(non-taxable) mark-to-market on derivatives	(606)	48	2 219
Non-deductible impairment of goodwill	—	—	2 500
Other expenses not deductible for tax purposes	1 590	1 979	1 512
Other non-taxable income	(576)	(476)	(250)

Adjusted tax basis	10 065	9 223	7 477

Aggregate weighted nominal tax rate	26.7%	26.7%	27.7%

Tax at aggregated nominal tax rate	(2 691)	(2 463)	(2 069)

Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(128)	(284)	(324)
(Underprovided)/overprovided in prior years	157	159	119
Deductions from interest on equity	790	469	431
Deductions from goodwill and other tax deductions	473	226	234
Change in tax rate	48	(147)	61
Withholding taxes	(436)	(485)	(423)
Other tax adjustments	(140)	175	39

Total tax expense	(1 928)	(2 350)	(1 932)

Effective tax rate	18.6%	28.6%	100.4%

1	Amended to conform to 2022 prese ntatio n.

F-
32

The total
income tax expense for 2022 amounts to 1 928m US dollar compared to 2 350m US dollar for 2021 and 1 932m US dollar for 2020. The effective tax rate is 18.6% for 2022 compared to 28.6% for 2021 and 100.4% for 2020.
The 2022 effective tax rate is positively impacted by
non-taxable
gains from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the 2021 and 2020 effective tax rate was negatively impacted by non-deductible
losses from these derivatives. The 2020 effective tax rate was also negatively impacted by the non-deductible, non-cash goodwill impairment loss.
In addition, the 2022 effective tax rate was positively impacted by higher distribution of interest on shareholders’ equity from Brazil and lower non-deductible
costs. The 2022 effective tax rate
 include
s
350
m US dollar benefit from a reorganization which resulted in the utilization of current year and carry forward interests for which no
deferred tax asset was recognized (refer to Note
8
Exceptional items
).
The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.
Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2022	2021	2020
Re-measurements of post-employment benefits	(126)	(123)	58
Exchange differences, cash flow and net investment hedges	(51)	(45)	304

Income tax (losses)/gains	(177)	(167)	361

F-
33

13.	Property, plant and equipment
Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	31 December 2022	31 December 2021
Property, plant and equipment owned	24 245	24 459
Property, plant and equipment leased (right-of-use assets)	2 426	2 219

Total property, plant and equipment	26 671	26 678

	31 December 2022				31 December 2021
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	12 374	35 906	2 462	50 742	48 993

Effect of movements in foreign exchange	(208)	(729)	(46)	(983)	(1 616)
Acquisitions	27	1 340	2 912	4 279	4 739
Acquisitions through business combinations	—	—	—	—	2
Disposals through sale and derecognition	(154)	(1 667)	(1)	(1 822)	(1 301)
Disposals through the sale of subsidiaries	(1)	(12)	—	(13)	(51)
Transfer (to)/from other asset categories and other movements¹	554	2 634	(3 122)	66	(23)

Balance at end of the period	12 591	37 473	2 205	52 269	50 742

Depreciation and impairment losses
Balance at end of previous year	(4 292)	(21 992)	—	(26 284)	(24 802)

Effect of movements in foreign exchange	82	425	—	507	813
Depreciation	(423)	(3 106)	—	(3 530)	(3 384)
Disposals through sale and derecognition	66	1 565	—	1 631	1 168
Disposals through the sale of subsidiaries	—	8	—	8	46
Impairment losses	(3)	(168)	—	(172)	(182)
Transfer to/(from) other asset categories and other movements 1	(14)	(172)	—	(186)	57

Balance at end of the period	(4 584)	(23 440)	—	(28 024)	(26 284)

Carrying amount
at 31 December 2021	8 082	13 915	2 462	24 459	24 459

at 31 December 2022	8 007	14 033	2 205	24 245	—

As at 2022 and 2021 there were no significant restrictions on title on property, plant and equipment.
Contractual commitments to purchase property, plant and equipment amounted to 538m US dollar as at 31 December 2022 compared to 449m US dollar as at 31 December 2021.
AB InBev’s net capital expenditures in the statement of cash flow amounted to 4 838m US dollar in 2022 compared to

5 498m US dollar for the same period last year. Out of the total 2022 capital expenditures approximately 36% was used to improve the company’s production facilities while 45% was used for logistics and commercial investments and 20% for improving administrative capabilities and for the purchase of hardware and software.

1
The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5
Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29
Financial reporting in hyperinflationary economies
.

F-3
4

Property, plant and equipment leased by the company
(right-of-use
assets) is detailed as follows:

	2022
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 31 December	1 640	786	2 426
Depreciation for the period ended 31 December	(398)	(230)	(628)

	2021
Million US dollar	Land and buildings	Machinery, equipment and other	Total
Net carrying amount at 31 December	1 696	523	2 219
Depreciation for the year ended 31 December	(373)	(201)	(574)
Additions

to
right-of-use
assets in
2022
were
885
m US dollar
(2021
:
674
m US dollar).
Following
 the sale of Dutch and Belgian pub real estate to Cofinimmo in
October 2007
, AB InBev entered into lease agreements with a term of
27 years
. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five
to
ten years
. Lease payments are increased annually to reflect market rentals, if applicable.
None
of the leases include contingent rentals.
The compan
y leases out pub real estate for an average outstanding period of
6
to
8 years
and part of its own property under operating leases. In
2022
,
108
m US dollar was recognized as income in the income statement in respect of subleasing of right-of-use
assets
(2021
:
112
m US dollar;
2020
:
107
m US dollar). As at
31

December 2022
, the undiscounted lease payments of the
non-cancelable
lease payments are expected to be received as follows:
92
m US dollar in the next
12
months,
253
m US dollar in the years
2
through
5
and
53
m US dollar after
5
years.
The expense

related to short-term and
low-value
leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

14.	Goodwill

Million US dollar	31 December 2022	31 December 2021
Acquisition cost
Balance at end of previous year	118 461	123 702

Effect of movements in foreign exchange	(3 147)	(5 456)
Disposals through the sale of subsidiaries	(32)	—
Transfers (to)/from other asset categories	(68)	18
Hyperinflation monetary adjustments	328	196

Balance at end of the period	115 541	118 461

Impairment losses
Balance at end of previous year	(2 665)	(2 731)

Effect of movements in foreign exchange	134	66

Balance at end of the period	(2 531)	(2 665)

Carrying amount
Balance at end of the period	113 010	115 796

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	31 December 2022	31 December 2021
United States	33 578	33 607
Rest of North America	1 981	2 114
Mexico	12 823	12 062
Colombia	12 692	15 344
Rest of Middle Americas	23 242	22 769
Brazil	3 508	3 280
Rest of South America	1 249	1 173
Europe	2 081	2 244
South Africa	9 551	10 231
Rest of Africa	5 131	5 287
China	3 119	3 387
Rest of Asia Pacific	3 505	3 717
Global Export and Holding Companies	549	582

Total carrying amount of goodwill	113 010	115 796

F-3
5

Goodwill, which accounted for approximately 53% of AB InBev total assets as at 31 December 2022, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.
2022 impairment testing
AB InBev completed its annual impairment test for goodwill and concluded that, based on the assumptions described below, no impairment charge was warranted.
The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. AB InBev believes that all of its estimates are reasonable: they are consistent with the company’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist, including the rate of recovery of the countries following the
COVID-19
pandemic, that management may not be able to control. If the company’s current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of the company’s control change unfavorably, the estimated fair value of goodwill could be adversely affected, leading to a potential impairment in the future.
The company performed its annual goodwill impairment test at cash-generating unit level, which is the lowest level at which goodwill is monitored for internal management purposes.
The company’s impairment testing methodology is in accordance with IAS 36
Impairment of Assets
, in which
fair-value-less-cost-to-sell
and value in use approaches are taken into consideration. This consists in applying a discounted cash flow approach based on acquisition valuation models for the cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for the other cash-generating units. The discounted cash flow approach was applied for the Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific cash-generating units.
Key assumptions
The key judgments, estimates and assumptions used in the discounted cash flow calculations were generally as follows:

•
Cash flows are based on AB InBev’s
1-year
and
10-year
plan as approved by key management. The plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•
Cash flows after the first
10-year
plan are extrapolated generally using expected annual long-term GDP growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

•	Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric;

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.
For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 6%.
The WACC applied in US dollar nominal terms were as follows:

Cash-generating unit	31 December 2022	31 December 2021
Colombia	8%	6%
Rest of Middle Americas	9%	10%
South Africa	9%	8%
Rest of Africa	15%	10%
Rest of Asia Pacific	7%	6%
Sensitivity to change in key assumptions
During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of Colombia, South Africa and Rest of Africa cash-generating units that show the highest invested capital to EBITDA multiple.

F-3
6

In the sensitivity analysis performed by management during the annual impairment testing in 2022, an adverse change of 1% in WACC or terminal growth rate would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a cash generating unit’s carrying amount to exceed its recoverable amount.
Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

F-3
7

15.	Intangible assets

	31 December 2022					31 December 2021
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	38 409	2 832	3 437	337	45 015	45 885

Effect of movements in foreign exchange	(568)	(22)	(114)	(47)	(751)	(1 289)
Acquisitions and expenditures	11	221	497	249	978	760
Disposals through sale and derecognition	(93)	(1 058)	(272)	(15)	(1 437)	(98)
Disposals through the sale of subsidiaries	—	—	—	—	—	(3)
Transfer (to)/from other asset categories and other movements¹	(19)	53	502	(171)	365	(240)

Balance at end of period	37 741	2 026	4 050	354	44 170	45 015

Amortization and impairment losses
Balance at end of previous year	(89)	(2 082)	(2 381)	(33)	(4 585)	(4 358)

Effect of movements in foreign exchange	1	18	77	4	100	192
Amortization	—	(141)	(479)	(27)	(647)	(644)
Impairment	—	—	(3)	(1)	(4)	(176)
Disposals through sale and derecognition	—	1 058	271	10	1 339	73
Disposals through the sale of subsidiaries	—	—	—	—	—	3
Transfer to/(from) other asset categories and other movements 1	—	(100)	(62)	(2)	(164)	326

Balance at end of period	(88)	(1 247)	(2 577)	(49)	(3 961)	(4 585)

Carrying value
at 31 December 2021	38 320	750	1 056	304	40 430	40 430

at 31 December 2022	37 652	779	1 473	305	40 209

In 2022, the company recognized (4)m US dollar impairment on intangibles compared to (176)m US dollar in 2021 when the company recognized an impairment following the cessation of the activities of Bedford Systems, a 70%-owned subsidiary of the company and joint venture with Keurig Dr. Pepper. Please refer to Note 8
Exceptional items.
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
.
As at 31 December 2022, the carrying amount of the intangible assets amounted to 40 209m US dollar (31 December 2021: 40 430m US dollar) of which 37 652m US dollar was assigned an indefinite useful life (31 December 2021: 38 320m US dollar) and 2 557m US dollar a finite life (31 December 2021: 2 110m US dollar).

1
The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5
Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29
Financial reporting in hyperinflationary economies
.

F-3
8

Million US dollar
Cash-generating unit	2022	2021
United States	21 979	22 129
Rest of North America	40	42
Mexico	3 166	2 977
Colombia	2 374	2 870
Rest of Middle Americas	3 531	3 432
Rest of South America	767	724
Europe	423	452
South Africa	2 847	3 029
Rest of Africa	1 072	1 112
China	405	440
Rest of Asia Pacific	1 048	1 113

Total carrying amount of intangible assets with indefinite useful lives	37 652	38 320

In 2022, the company expensed 268m US dollar in research, compared to 298m US dollar in 2021. The spend focused on product innovations, market research, as well as process optimization and product development.

16.	Investments in associates
A reconciliation
 of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2022			2021
Million US dollar	AB InBev Efes	Castel	Anadolu Efes	AB InBev Efes	Castel	Anadolu Efes
Balance at 1 January	1 143	3 400	201	1 135	3 566	391

Effect of movements in foreign exchange	—	(172)	(57)	—	(246)	(159)
Dividends received	—	(87)	(14)	—	(36)	(67)
Share of results of associates	—	152	41	7	116	35
Exceptional share of results of associates	(1 143)	—	—	—	—	—

Balance at 31 December	—	3 293	171	1 143	3 400	201

Summarized financial information of the company’s material associates is as follows:

	2022		2021
Million US dollar	Castel	Anadolu Efes	AB InBev Efes	Castel	Anadolu Efes
Current assets	3 399	2 973	385	3 016	1 500
Non-current assets	3 679	4 654	624	3 923	3 157
Current liabilities	(1 803)	(2 581)	(693)	(1 774)	(1 259)
Non-current liabilities	(439)	(1 767)	(42)	(499)	(1 218)
Non-controlling interests	(564)	(1 789)	—	(543)	(1 128)

Net assets 1	4 272	1 490	274	4 124	1 053

Revenue	4 942	4 222	1 393	5 017	3 781
Profit (loss)	767	287	1	741	275
Other comprehensive income (loss)	74	1 503	—	(295)	241
Total comprehensive income (loss)	841	1 790	1	447	516
In 2022, the company reported a
(1 143)
m US dollar exceptional share of results of associates related to its investment in AB InBev Efes (for more details refer to Note 4
Use of estimates and judgments
and Note 8
Exceptional items)
. As of 31 December 2022, the investment has been classified as non-current
asset held for sale.
In 2022, associates that are not individually material contributed 106m US dollar to the results of investment in associates (31 December 2021: 90m US dollar; 31 December 2020: 45m US dollar).

1	The net assets are converted at the respective closing rates of December.

F-3
9

Following the entry of Turkey in a hyperinflation economy in 2022, the company accounted for the share of result of its Turkish associate Anadolu Efes at the December closing rate (18.718236 Turkish lira per US dollar) instead of the average rate.
Additional information related to the significant associates is presented in Note 34
AB InBev Companies
.

17.	Deferred tax assets and liabilities
The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2022			2021
Million US dollar	Assets	Liabilities	Net	Assets	Liabilities	Net
Property, plant and equipment	191	(2 071)	(1 880)	91	(2 113)	(2 023)
Intangible assets	89	(9 582)	(9 492)	60	(9 796)	(9 736)
Inventories	102	(90)	12	88	(66)	22
Trade and other receivables	51	—	51	48	—	48
Interest-bearing loans and borrowings	852	(657)	195	905	(628)	277
Employee benefits	433	(9)	423	577	(8)	569
Provisions	533	(56)	477	511	(19)	492
Derivatives	51	(61)	(10)	11	(118)	(107)
Other items	532	(1 166)	(634)	407	(1 198)	(792)
Loss carry forwards	1 341	—	1 341	1 015	—	1 015

Gross deferred tax assets/(liabilities)	4 175	(13 693)	(9 518)	3 713	(13 947)	(10 235)

Netting by taxable entity	(1 874)	1 874	—	(1 743)	1 743	—

Net deferred tax assets/(liabilities)	2 300	(11 817)	(9 518)	1 969	(12 204)	(10 235)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2022	2021	2020
Balance at 1 January	(10 235)	(10 607)	(11 105)

Recognized in profit or loss	701	348	32
Recognized in other comprehensive income	(177)	(166)	361
Other movements and effect of changes in foreign exchange rates	193	190	105

Balance at 31 December	(9 518)	(10 235)	(10 607)

Most of the

temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of the temporary differences on intangible assets acquired through business combinations is unlikely to revert within 12 months as they would be realized upon impairment or disposal of these intangibles which is currently not expected. The net deferred tax liabilities attributable to the US business and mainly related to purchase price accounting amount to
6.4
 billion US dollar as of 31 December 2022.
As of 31
 December 2022, deferred taxes of 11.0 billion US dollar (31 December 2021: 6.9 billion US dollar) were not recognized on a series of tax attributes. The tax attributes for which no deferred tax asset was recognized amount t
o
44.5
 billion US dollar compared to
27.9

billion US dollar as of 31 December 2021 and include tax losses carry forward either confirmed or resulting from tax positions under dispute, capital losses, foreign and withholding tax credits, excess dividend received deduction, excess interest carry forward, amongst others
.
42.7
 billion US dollar of these tax attributes do not have an expiration date,
0.1
 billion US dollar,
0.2
 billion US dollar and
0.2
 billion US dollar expire within respectively
1
,
2
and
3 years
, while
1.4

billion US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because these are either contingent assets or it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

18.	Inventories

Million US dollar	31 December 2022	31 December 2021
Prepayments	87	115
Raw materials and consumables	3 851	3 072
Work in progress	529	451
Finished goods	1 837	1 537
Goods purchased for resale	308	224

Inventories	6 612	5 399

Inventories other than work in progress
Inventories stated at net realizable value	395	368
The cost

of inventories recognized as an expense in 2022 amounts to
26 305
m US dollar, included in cost of sales (2021:
23 097
m US dollar: 2020;
19 634
m US dollar). Impairment losses on inventories recognized in 2022 amount to
148
m US dollar (2021:
91
m US dollar; 2020:
117
m US dollar).

F-
41

19.	Trade and other receivables

Million US dollar	31 December 2022	31 December 2021
Cash deposits for guarantees	189	168
Loans to customers	10	17
Tax receivable, other than income tax	137	116
Brazilian tax credits and interest receivables	1 149	960
Trade and other receivables	298	319

Non-current trade and other receivables	1 782	1 580

Trade receivables and accrued income	3 637	3 465
Interest receivables	67	18
Tax receivable, other than income tax	444	593
Loans to customers	71	99
Prepaid expenses	410	350
Other receivables	702	521

Current trade and other receivables	5 330	5 046

Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 31 December 2022, the total amount of such credits and interest receivables represented 1 149m US dollar (31 December 2021: 960m US dollar). Refer to Note 11
Finance cost and income
for more details.
The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current
loans to customers can be detailed as follows for 2022 and 2021 respectively:

	Net carrying amount as of 31 December 2022	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	3 637	3 418	151	41	24	4
Loans to customers	81	78	1	1	1	—
Interest receivable	67	67	—	—	—	—
Other receivables	702	684	11	4	3	—

	4 487	4 247	162	46	28	4

	Net carrying amount as of 31 December 2021	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	3 465	3 223	164	62	11	5
Loans to customers	117	83	2	2	31	—
Interest receivable	18	18	—	—	—	—
Other receivables	521	513	2	1	2	3

	4 120	3 836	167	65	44	8

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current
loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the year ended 31 December 2022 amount to 38m US dollar (2021: 36m US dollar; 2020: 99m US dollar). The impairment loss recognized in 2020 included AB InBev’s estimate of overdue receivables the company would not be able to collect from defaulting customers as a result of the
COVID-19
pandemic.
AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 27
Risks arising from financial instruments
.

F-
42

20.	Cash and cash equivalents and investment securities

Million US dollar	31 December 2022	31 December 2021
Short-term bank deposits	4 685	6 542
Cash and bank accounts	5 288	4 505
Treasury Bills	—	1 050

Cash and cash equivalents	9 973	12 097

Bank overdrafts	(83)	(53)

Cash and cash equivalents in the statement of cash flows	9 890	12 043

The company’s investment in Treasury Bills as at 31 December 2021 was to facilitate liquidity and for capital preservation.
The cash outstanding as at 31 December 2022 includes restricted cash for an amount of 73m US dollar (31 December 2021: 78m US dollar). This restricted cash relates to an outstanding consideration payable to former Anheuser-Busch shareholders that have not yet claimed the proceeds from the 2008 combination (1m US dollar) and amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (72m US dollar).
Investment securities

Million US dollar	31 December 2022	31 December 2021
Investment in unquoted companies	149	139
Investment on debt securities	26	22

Non-current investments	175	161

Investment on debt securities	97	374

Current investments	97	374

As at 31 December 2022, current debt securities of 97m US dollar mainly represented investments in government bonds (31 December 2021: 374m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

F-
43

21.	Changes in equity and earnings per share
STATEMENT OF CAPITAL
The tables below summarize the changes in issued capital and treasury shares during 2022:

Issued capital
Issued capital	Million shares	Million US dollar
At the end of the previous year	2 019	1 736
Changes during the period	—	—

	2 019	1 736

Of which:
Ordinary shares	1 737
Restricted shares	282

	Treasury shares		Result on the use of treasury shares
Treasury shares	Million shares	Million US dollar	Million US dollar
At the end of the previous year	38.2	(3 994)	(4 366)
Changes during the period	(2.8)	289	(193)

At the end of the current period	35.5	(3 706)	(4 559)

As at 31 December 2022, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 35 455 836 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 282 050 690 restricted shares (31 December 2021: 282 107 042). As at 31 December 2022, the total of authorized, unissued capital amounts to 37 million euro.
The treasury shares held by the company are reported in equity in Treasury shares.
The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.
The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one
basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 31 December 2022, from the 326 million restricted shares issued at the time of the SAB combination, 44 million restricted shares were converted into new ordinary shares.
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
Obligations to the SAB Foundation and the employees as beneficiaries of the SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the
COVID-19
outbreak, the remaining settlement (
22,6
%) was postponed and was performed on 28 May 2021, when the new scheme, Zenzele Kabili was created.
5.1
 million AB InBev Treasury shares were used in 2021 for the settlement of part of the prior and the new

F-4
4

B-BBEE
schemes (based on the AB InBev share price and the ZAR Euro exchange rate as at 24 May 2021
1
). The new Zenzele scheme arrangement met the criteria under IFRS 2 to be classified as equity settled. The IFRS 2 charge for the year-ended 31 December 2021 is reported in exceptional items (Refer to Note 8 exceptional items
).
CHANGES IN OWNERSHIP INTERESTS
In accordance

with IFRS 10
Consolidated Financial Statements
, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.
During

2022 and 2021, there were no significant purchases or disposals of non-controlling
interests in subsidiaries.
On 31 December

2020, AB InBev completed the issuance of a
49.9
% minority stake in its
US-based
metal container operations to Apollo Global Management, Inc. for net proceeds of
3.0
 billion USD. This transaction allowed the company to create additional shareholder value by optimizing its business at an attractive price and generate proceeds to repay debt, in line with its deleveraging commitments. AB InBev retained operational control of its
US-based
metal container operations. The transaction was reported in the equity statement resulting in recognition of
1.9
 billion US dollar in
Non-controlling
interest and
1.1
 billion US dollar in Reserves.
ACQUISITIONS AND DISPOSALS OF OWN SHARES (REPORT ACCORDING TO ARTICLE 7:220 OF THE BELGIAN COMPANIES CODE OF COMPANIES AND ASSOCIATIONS) AND BORROWINGS OF OWN SHARES– PURCHASE OF OWN SHARES
During 2022, the company has not acquired any treasury shares in accordance with article 7:215 of the Belgian Code of Companies and Associations (former article 620 of the Belgian Companies Code) and has proceeded with the following disposals of its own shares.
Treasury shares
As at 31 December

2022, the group owned
35 455 836
own shares of which
34 817 843
were held directly by AB InBev. The par value of the share is
0.61
euro. The treasury shares that the company still owned at the end of 2022 represented
26 539 776
US dollar (
21 628 060
euro) of the subscribed capital.
Borrowed shares
In order

to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2022, the company had stock lending arrangements in place for up to
30
 million shares, which were fully used to fulfill share-based compensation plan commitments. The company will
pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.
DIVIDENDS
O
n
1 March 2023
, a dividend of
0.75
euro per share or
1 508
m euro was proposed by the Board of Directors and will be subject to approval at the shareholders’ meeting on
26 April 2023
.
O
n
27 April 2022
, a dividend of
0.50
euro per share or
1 004
m euro was approved at the shareholders’ meeting. The dividend was paid out as of
5 May 2022
.
O
n
28 April 2021
, a dividend of
0.50
euro per share or
1 003
m euro was approved at the shareholders’ meeting. The dividend was paid out as of
6 May 2021
.
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
TRANSFERS FROM SUBSIDIARIES
Dividends payable to AB InBev by its operating subsidiaries are subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions

1	Considering the closing share price of 62.26 euro per share as at 24 May 2021 and ZAR per Euro exchange rate of 17.0064 as at 24 May 2021.

F-4
5

where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 31 December 2022, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.
Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.
OTHER COMPREHENSIVE INCOME RESERVES
The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves
As per 1 January 2022	(33 554)	481	(1 504)	(34 577)

Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(1 123)	—	—	(1 123)
Cash flow hedges	—	(336)	—	(336)
Re-measurements of post-employment benefits	—	—	483	483

Other comprehensive income/(loss)	(1 123)	(336)	483	(976)

As per 31 December 2022	(34 677)	145	(1 021)	(35 553)

The increase in translation reserves is primarily related to the combined effect of the weakening of the closing rates of the Argentinean peso, the Chinese yuan, the Colombian peso and the South Africa rand, partially offset by the weakening of the closing rate of the Euro, which resulted in a net foreign exchange translation adjustment o
f 1 123m US dollar as of 31 December 2022 (decrease of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves
As per 1 January 2021	(29 234)	376	(1 983)	(30 841)

Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(4 320)	—	—	(4 320)
Cash flow hedges	—	105	—	105
Re-measurements of post-employment benefits	—	—	479	479

Other comprehensive income/(loss)	(4 320)	105	479	(3 736)

As per 31 December 2021	(33 554)	481	(1 504)	(34 577)

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves
As per 1 January 2020	(19 936)	397	(1 740)	(21 279)

Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(9 943)	—	—	(9 943)
Cash flow hedges	645	(21)	—	624
Re-measurements of post-employment benefits	—	—	(243)	(243)

Other comprehensive income/(loss)	(9 298)	(21)	(243)	(9 562)

As per 31 December 2020	(29 234)	376	(1 983)	(30 841)

EARNINGS PER SHARE
The calculation of basic earnings per share for 2022 is based on the profit attributable to equity holders of AB InBev of

5 969m US dollar (2021: 4 670m US dollar; 2020: 1 405m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2022	2021	2020
Issued ordinary and restricted shares at 1 January, net of treasury shares	1 981	1 972	1 959
Effect of stock lending	30	30	30
Effect of delivery of treasury shares	2	4	9

Weighted average number of ordinary and restricted shares at 31 December	2 013	2 007	1 998

F-4
6

The calculation of diluted earnings per share for 2022 is based on the profit attributable to equity holders of AB InBev of

5 969m US dollar (2021: 4 670m US dollar; 2020: 1 405m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2022	2021	2020
Weighted average number of ordinary and restricted shares at 31 December	2 013	2 007	1 998
Effect of share options, warrants and restricted stock units	37	38	39

Weighted average number of ordinary and restricted shares (diluted) at 31 December	2 050	2 045	2 037

The calculation of earnings per share before exceptional items is based on the profit before exceptional items, attributable to equity holders of AB InBev. The calculation of the Underlying EPS is based on the profit before exceptional items, mark-to-market
gains/losses and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before exceptional items, attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2022	2021¹	2020¹
Profit attributable to equity holders of AB InBev	5 969	4 670	1 405
Net impact of exceptional items on profit (refer to Note 8)	484	1 054	4 458
Profit from discontinued operations	—	—	(2 055)
Profit before exceptional items, attributable to equity holders of AB InBev	6 454	5 723	3 807
Mark-to-market losses/(gains) on derivatives related to the hedging of share-based payment programs (refer to Note 11)	(331)	23	1 211
Hyperinflation impacts	(30)	28	4

Underlying profit	6 093	5 774	5 022

The table below sets out the EPS calculation:

Million US dollar	2022	2021	2020
Profit attributable to equity holders of AB InBev	5 969	4 670	1 405
Weighted average number of ordinary and restricted shares	2 013	2 007	1 998

Basic EPS from continuing and discontinued operations	2.97	2.33	0.70

Profit/(loss) from continuing operations attributable to equity holders of AB InBev	5 969	4 670	(650)
Weighted average number of ordinary and restricted shares	2 013	2 007	1 998

Basic EPS from continuing operations	2.97	2.33	(0.33)

Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev	6 454	5 723	3 807
Weighted average number of ordinary and restricted shares	2 013	2 007	1 998

Basic EPS from continuing operations before exceptional items	3.21	2.85	1.91

Underlying profit	6 093	5 774	5 022
Weighted average number of ordinary and restricted shares	2 013	2 007	1 998

Underlying EPS	3.03	2.88	2.51

Profit attributable to equity holders of AB InBev	5 969	4 670	1 405
Weighted average number of ordinary and restricted shares (diluted)	2 050	2 045	2 037

Diluted EPS from continuing and discontinued operations	2.91	2.28	0.69

Profit/(loss) from continuing operations attributable to equity holders of AB InBev	5 969	4 670	(650)
Weighted average number of ordinary and restricted shares (diluted)	2 050	2 045	1 998

Diluted EPS from continuing operations	2.91	2.28	(0.33)

Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev	6 454	5 723	3 807
Weighted average number of ordinary and restricted shares (diluted)	2 050	2 045	2 037

Diluted EPS from continuing operations before exceptional items	3.15	2.80	1.87

Earnings per share excluding exceptional items and discontinued operations and Underlying EPS are non-IFRS
measures.

1	Amended to conform to 2022 presentation.

F-4
7

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS before exceptional items, 51 million share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2022 (31 December 2021: 68 million share options; 31 December 2020: 76m share options). In accordance with the guidance provided by IAS 33
Earnings per Share
, for the 2020 calculation of Diluted EPS from continuing operations, the potential dilutive effect of share options, warrants and restricted stock units was disregarded considering the negative results in the period.

F-4
8

22.	Interest-bearing loans and borrowings
This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 27
Risks arising from financial instruments.

Million US dollar	31 December 2022	31 December 2021
Unsecured bond issues	76 798	85 433
Lease liabilities	1 963	1 830
Unsecured other loans	95	31
Secured bank loans	24	75

Non-current interest-bearing loans and borrowings	78 880	87 369

Lease liabilities	529	447
Secured bank loans	369	553
Unsecured bank loans	100	106
Unsecured other loans	30	9
Unsecured bond issues	—	293

Current interest-bearing loans and borrowings	1 029	1 408

Interest-bearing loans and borrowings	79 909	88 777

The current and
non-current
interest-bearing loans and borrowings amount to 79.9 billion US dollar as at 31 December 2022, compared to 88.8 billion US dollar as at 31 December 2021.
As at 31 December 2022, the company had no outstanding balance on commercial papers (31 December 2021: nil). The commercial papers include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.
On 10 January 2022, Anheuser-Busch InBev SA/NV (“ABISA”) announced that its wholly-owned subsidiary Anheuser- Busch InBev Finance Inc. (“ABIFI”) exercised its option to redeem the outstanding principal amounts for an aggregate principal amount of 3.1 billion US dollar of the following series of notes:

Date of redemption	Issuer (abbreviated)	Title of series of notes redeemed	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)
9 February 2022	ABIFI	3.650% Notes due 2026	USD	1 633	1 633
1 March 2022	ABIFI	4.915% Notes due 2046	USD	1 470	1 470
On 2 December 2022, the company completed the tender offers of twelve series of USD notes and two series of GBP notes for up to 3.5 billion US dollar aggregate purchase price. The company accepted the tender offers of eight series of notes issued by Anheuser-Busch InBev SA/NV (“ABISA”), Anheuser-Busch InBev Worldwide (“ABIWW”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”) and repurchased 3.9 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of redemption	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in million)	Principal amount repurchased (in million)	Principal amount not repurchased (in million)
2 December 2022	ABISA	2.850% Notes due 2037	GBP	900	489	411
2 December 2022	ABISA	2.250% Notes due 2029	GBP	700	363	337
2 December 2022	ABIFI	4.000% Notes due 2043	USD	750	346	404
2 December 2022	ABIWW	3.750% Notes due 2042	USD	1 000	529	471
2 December 2022	ABIWW	4.600% Notes due 2060	USD	1 000	503	497
2 December 2022	ABIWW	4.500% Notes due 2050	USD	2 250	683	1 567
2 December 2022	ABIWW	4.750% Notes due 2058	USD	1 500	519	981
2 December 2022	ABIWW	4.600% Notes due 2048	USD	2 500	321	2 179
These tender offers were financed with cash.
Net debt is defined as
non-current
and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.

F-4
9

AB InBev’s net debt decreased to 69.7 billion US dollar as at 31 December 2022, from 76.2 billion US dollar as at 31 December 2021. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (6.1 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (2.4 billion US dollar) and foreign exchange impact on net debt (1.5 billion US dollar decrease of net debt).
The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	31 December 2022	31 December 2021
Non-current interest-bearing loans and borrowings	78 880	87 369
Current interest-bearing loans and borrowings	1 029	1 408

Interest-bearing loans and borrowings	79 909	88 777

Bank overdrafts	83	53
Cash and cash equivalents	(9 973)	(12 097)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(183)	(175)
Debt securities (included within Investment securities)	(123)	(396)

Net debt	69 713	76 162

Reconciliation of liabilities arising from financing activities
The table below details the changes in the company’s liabilities arising from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2022	87 369	1 408

Proceeds from borrowings	74	17
Payments on borrowings	(6 698)	(567)
Capitalization / (payment) of lease liabilities	794	(519)
Amortized cost	63	—
Unrealized foreign exchange effects	(1 776)	(6)
Current portion of long-term debt	(617)	617
(Gain)/Loss on bond redemption and other movements	(329)	79

Balance at 31 December 2022	78 880	1 029

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2021	95 478	3 081

Proceeds from borrowings	148	306
Payments on borrowings	(6 735)	(2 230)
Capitalization / (payment) of lease liabilities	697	(547)
Amortized cost	64	—
Unrealized foreign exchange effects	(2 149)	(88)
Current portion of long-term debt	(875)	875
(Gain)/Loss on bond redemption and other movements	741	10

Balance at 31 December 2021	87 369	1 408

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2020	97 564	5 410

Proceeds from borrowings	11 226	3 596
Payments on borrowings	(13 596)	(9 520)
Capitalization / (payment) of lease liabilities	394	(484)
Amortized cost	71	17
Unrealized foreign exchange effects	2 521	241
Current portion of long-term debt	(3 744)	3 744
(Gain)/Loss on bond redemption and other movements	1 042	77

Balance at 31 December 2020	95 478	3 081

F-
50

23.	Pension and similar obligations
AB InBev sponsors various post-employment benefit plans worldwide, which include both defined contribution plans, defined benefit plans, and other post-employment benefits. In accordance with IAS 19
Employee Benefits
post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.
DEFINED CONTRIBUTION PLANS
For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2022, contributions paid into defined contribution plans for the company amounted to 164m US dollar compared to 147m US dollar for 2021 and 91m US dollar for 2020.
DEFINED BENEFIT PLANS
During 2022, the company contributed to 86 defined benefit plans, of which 64 are retirement or leaving service plans, 17 are medical cost plans and 5 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Barbados, Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.
The present value of funded obligations includes a 115m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. As at 31 December 2022, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the statement of financial position is nil.
The employee benefit net liability amounts to 1 523m US dollar as at 31 December 2022 compared to 2 256m US dollar as at 31 December 2021. In 2022, the fair value of the plan assets decreased by 1 574m US dollar and the defined benefit obligations decreased by 2 287m US dollar. The decrease in the employee benefit net liability is mainly driven by increases in the discount rates partially offset by unfavorable asset returns.
The company’s net liability for post-employment and long-term employee benefit plans comprises the following as at 31 December 2022 and 2021:

Million US dollar	2022	2021

Present value of funded obligations	(4 604)	(6 791)
Fair value of plan assets	3 807	5 381

Present value of net obligations for funded plans	(797)	(1 410)

Present value of unfunded obligations	(587)	(687)

Present value of net obligations	(1 384)	(2 097)

Unrecognized asset	(43)	(32)

Net liability	(1 427)	(2 129)

Other long term employee benefits	(96)	(127)

Total employee benefits	(1 523)	(2 256)

Employee benefits amounts in the statement of financial position:
Liabilities	(1 534)	(2 261)
Assets	11	5

Net liability	(1 523)	(2 256)

F-
51

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2022	2021	2020
Defined benefit obligation at 1 January	(7 478)	(8 496)	(8 143)

Current service costs	(69)	(80)	(72)
Interest cost	(229)	(212)	(250)
Past service gain/(cost)	—	(5)	16
Settlement s	114	176	153
Benefits paid	549	553	519
Contribution by plan participants	(2)	(3)	(2)
Actuarial gains/(losses) – demographic assumptions	(2)	(41)	20
Actuarial gains/(losses) – financial assumptions	1 854	460	(690)
Experience adjustments	(116)	16	(12)
Exchange differences	243	154	(35)
Transfers and other movements	(55)	—	—

Defined benefit obligation at 31 December	(5 191)	(7 478)	(8 496)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.1 billion US dollar relating to active employees, 0.9 billion US dollar relating to deferred members and 3.2 billion US dollar relating to members in retirement.
The changes in the fair value of plan assets are as follows:

Million US dollar	2022	2021	2020
Fair value of plan assets at 1 January	5 381	5 649	5 442

Interest income	157	137	168
Administration costs	(17)	(19)	(19)
Return on plan assets exceeding interest income	(1 084)	197	332
Contributions by AB InBev	220	241	394
Contributions by plan participants	2	3	2
Benefits paid net of administration costs	(551)	(553)	(519)
Assets distributed on settlements	(112)	(172)	(146)
Exchange differences	(188)	(102)	(9)
Transfers and other movements	(2)	—	4

Fair value of plan assets at 31 December	3 807	5 381	5 649

Actual return on plans assets amounted to a loss of (927)m US dollar in 2022 compared to a gain of 334m US dollar in 2021.
The changes in the unrecognized asset are as follows:

Million US dollar	2022	2021	2020
Irrecoverable surplus impact at 1 January	(32)	(31)	(74)

Interest expense	(3)	(2)	(4)
Changes excluding amounts included in interest expense	(8)	1	47

Irrecoverable surplus impact at 31 December	(43)	(32)	(31)

The expense recognized in the income statement with regards to defined benefit plans can be detailed as follows:

Million US dollar	2022	2021	2020
Current service costs	(66)	(80)	(72)
Administration costs	(17)	(19)	(19)
Past service cost due to plan amendments, curtailments or settlements	2	(2)	16
(Losses)/gains due to experience and demographic assumption changes	—	1	6

Profit from operations	(81)	(100)	(69)

Net finance cost	(73)	(76)	(87)

Total employee benefit expense	(154)	(176)	(156)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2022	2021	2020
Cost of sales	(25)	(30)	(28)
Distribution expenses	(11)	(11)	(9)
Sales and marketing expenses	(17)	(24)	(18)
Administrative expenses	(28)	(34)	(20)
Other operating (expense)/income	—	(1)	(1)
Exceptional items	—	—	7
Net finance cost	(73)	(76)	(87)

Total employee benefit expense	(154)	(176)	(156)

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the reporting date are as follows:

	2022
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	5.5%	5.1%	9.5%	10.0%	4.9%	5.9%
Price inflation	2.5%	2.0%	3.5%	3.5%	3.2%	2.7%
Future salary increases	—	1.0%	4.5%-4.0%	7.1%-5.3%	—	4.0%
Future pension increases	—	2.0%	3.5%	3.5%	3.0%	2.7%
Medical cost trend rate	7.0%-4.5%	4.5%	—	7.1%	—	6.8%-6.1%
Life expectation for a 65-year old male	86	87	85	85	87	85
Life expectation for a 65-year old female	88	90	88	87	89	88

	2021
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	2.8%	2.9%	8.0%	8.7%	1.9%	3.2%
Price inflation	2.5%	2.0%	3.5%	3.3%	3.6%	2.7%
Future salary increases	—	1.0%	4.5%-4.0%	6.9%-5.0%	—	3.7%
Future pension increases	—	2.0%	3.5%	3.3%	3.2%	2.7%
Medical cost trend rate	5.3%-4.5%	4.5%	—	6.9%	—	5.9%-5.7%
Life expectation for a 65-year old male	86	87	85	85	87	85
Life expectation for a 65-year old female	88	90	88	87	89	88
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
ASSET VOLATILITY
In general, the company’s funded plans are invested in a combination of equities, bonds and real estate, generating high but volatile returns from equities and at the same time stable and liability-matching returns from bonds. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities. Since 2015, the company started the implementation of a pension de-risking
strategy to reduce the risk profile of certain plans by reducing gradually the current exposure to equities and shifting those assets to fixed income securities.
CHANGES IN BOND YIELDS
An increase in bond yields will decrease plan liabilities, although this will be partially offset by a decrease in the value of the plans’ bond holdings.
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
The weighted average duration of the defined benefit obligation in 2022 is 11.4 years (2021: 13.7 years).

An increase in bond yields reduces the average duration.
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	2022
Million US dollar	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(271)	295
Price inflation	0.5%	94	(101)
Future salary increases	0.5%	20	(19)
Medical cost trend rate	1%	25	(22)
Mortality	One year	147	(149)
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
The fair value of plan assets at 31 December consists of the following:

	2022			2021
Million US dollar	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	34%	—	34%	34%	—	34%
Corporate bonds	30%	—	30%	34%	—	34%
Equity instruments	24%	—	24%	24%	—	24%
Property	—	7%	7%	—	4%	4%
Insurance contracts and others	4%	1%	5%	2%	2%	4%

	91%	8%	100%	94%	6%	100%

AB InBev expects to contribute approximately 182m US dollar for its funded defined benefit plans and 69m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2023.

F-5
4

24.	Share-based payments
Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“Restricted Stock Units Plan for Directors”), and the various long-term incentive plan for executives (“LTI Plan Executives”). For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2
Share-based Payment
requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. These share-based payment programs relate to either AB InBev shares or American Depository Shares (ADSs) as underlying equity instruments.
All the company share-based payment plans are equity-settled. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.
Share-based payment transactions resulted in a total expense of 448m US dollar for 2022, as compared to 510m US dollar for 2021, which included an amount of 72m
 US dollar that was reported in exceptional items representing the IFRS 2 cost related to the Zenzele Kabili scheme. For more details, refer to Note 21
Changes in equity and earnings per share
. In 2020, share-based payment transactions resulted in a total expense o
f 169m
 US dollar. The company reversed accrued cost for performance-related LTIs for which the conditions would not be met as a result of the COVID-19 pandemic.
AB INBEV SHARE-BASED COMPENSATION PROGRAMS
Share-Based Compensation Plan for Executives
Under this plan, members of the Executive Committee and other senior employees receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares, referred to as voluntary shares. The voluntary shares are entitled to dividends from the date of grant and are subject to a lock-up
period of three years. They are granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of restricted Stock Units (“RSUs”) (Discounted Shares). Executives who invest in Voluntary Shares also receive one and a half matching shares for each voluntary share invested up to a limited total percentage of each executive’s variable compensation. These matching shares are also delivered in the form of RSUs (Matching Shares). The RSUs relating to the Matching Shares and the Discounted Shares vest over a
3-year
period and are subject to specific restrictions or forfeiture provisions in the event of termination of service.
During 2022, AB InBev issued 4.8m discounted and matching RSUs in relation to bonuses granted to company employees and management (2021: 0.2m discounted and matching RSUs). These discounted and matching RSUs represent a fair value of approximately 293m US dollar (2021: 9m US dollar).
Restricted Stock Units Plan for Directors
The share-based portion of the remuneration of the directors of the company is granted in the form of RSUs that vest after 5 years and, upon vesting, entitle their holders to one AB InBev share per RSU.
During 2022, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (2021: 0.1m with an estimated fair value of 4m US dollar).
Annual LTI Plans for Executives
Subject to management’s assessment of the
executive’s
performance and future potential, members of senior management may be eligible for an annual long-term incentive to be paid out in RSUs, Performance Stock Units (“PSUs”) and/or stock options.

•
Long-term Incentive RSUs
: They cliff vest over a three-year period. Upon vesting, each RSU entitles its holder to acquire one share. During 2022, AB InBev issued 3.9m RSUs with an estimated fair value of 228m US dollar under this plan (2021: 2.8m RSUs with an estimated fair value of 155m under this plan). Out of these RSUs, 0.5m RSUs were granted to members of the Executive Committee (2021: 0.2m RSUs).

•
Long-term PSUs
: They cliff vest over a three-year period. Upon vesting of the PSUs, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (“TSR”) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such Units entitle their holders is subject to a hurdle and cap. PSUs were granted for the first time in December 2022. 0.5m PSUs were granted to Executives with an estimated fair value of 39m US dollar. Out of these PSUs, 0.1m PSUs were granted to members of the Executive Committee.

•
Long-term Incentive stock options
: They cliff vest over a five-year period and they have a maximum lifetime of 10 years and an exercise period that starts after five years. Upon exercise, each option entitles the option holder to purchase one share. During 2022 and 2021, no LTI stock options were granted to Executives.

F-5
5

Exceptional LTI Plans for Executives
RSUs, PSUs or stock options may be granted from time to time to m
e
mbers of the senior management of the company, who have made a significant contribution to the success of the company (achieving the growth agenda, specific acquisitions, etc.). Vesting of such RSUs, PSUs or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants.
During 2022 and 2021, no exceptional grants were made to Executives.
Other Recurring LTI RSU Plans for Executives
AB InBev has specific recurring long-term RSU incentive programs in place, including:

•
A
base long-term RSUs program
allowing for the offer of RSUs to members of the company’s senior management. In addition to the annual Long-term RSUs described above under this program, RSUs can be granted under other sub-plans
with specific terms and conditions and for specific purposes, e.g., for special retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the RSUs vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans
or introduce performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. In 2022, 0.7m RSUs with an estimated fair value of 44m US dollar were granted under this program (2021: 0.8m RSUs with an estimated fair value of 45m US dollar). No RSUs were granted to members of the Executive Committee in 2022 and 2021 under this program.

•
A program allowing for certain employees to purchase company shares at a discount and that is aimed at providing a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager
level (“
People bet share purchase program
”) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching RSUs which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2022, employees received approximately 0.1m RSUs under this program representing a fair value of 7m US dollar (2021: 0.1m RSUs representing a fair value of 7m US dollar).

Performance related incentive plan for ZX Ventures
In 2016, the company implemented a new performance related incentive plan which substitutes the long-term incentive stock option plan for executives of ZX Ventures. ZX Ventures is our global growth and innovation group whose mandate is to invest in, incubate and develop new products and businesses that address emerging consumer needs.
During 2022, no performance units were granted to senior management of ZX Ventures (2021: 1m performance units). The value of the performance units will depend on the return of ZX Ventures. These units vest after 5 years provided that a performance test is met. Specific forfeiture rules apply in the event that the executive leaves the company.
Other disclosures for Share-based payments
No stock options were granted in 2022 and 2021. The total number of outstanding AB InBev options developed as follows:

Million options	2022	2021	2020
Options outstanding at 1 January	102.7	113.3	88.7
Options issued during the year	—	—	38.1
Options exercised during the year	(1.0)	(1.3)	(3.9)
Options forfeited during the year	(14.9)	(9.2)	(9.0)
Options lapsed during the year	(3.6)	—	—

Options outstanding at the end of December	83.2	102.7	113.3

The range of exercise prices of the outstanding options is between 10.32 euro (11.01 US dollar)
1
and 128.46 euro (137.02 US dollar) while the weighted average remaining contractual life is
6.4
years.
Out of the 83.2m outstanding options, 23.7m options are vested at 31 December 2022.
The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar	2022	2021	2020
Options outstanding at 1 January	64.77	71.22	79.66
Granted during the year	—	—	53.41
Exercised during the year	16.11	46.30	29.92
Forfeited during the year	94.76	89.56	117.82
Lapsed during the year	88.10	—	—
Outstanding at the end of December	76.04	64.77	71.22
Exercisable at the end of December	102.19	98.27	99.54
For share

options exercised during 2022, the weighted average share price at the date of exercise was
52.93
euro (
56.46
US dollar)¹.

1	Amounts have been converted to US dollar at the closing rate of the respective period.

The total number of outstanding AB InBev RSUs developed as follows:

Million RSUs	2022	2021	2020
RSUs outstanding at 1 January	20.9	19.1	9.9
RSUs issued during the year	9.6	3.9	10.9
RSUs vested during the year	(0.5)	(1.1)	(0.7)
RSUs forfeited during the year	(1.8)	(1.1)	(0.9)

RSUs outstanding at the end of December	28.2	20.9	19.1

AMBEV SHARE-BASED COMPENSATION PROGRAMS
Since 2005, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 44 thousand matching RSUs in 2022 with an estimated fair value of less than 1m US dollar (2021: 0.1m matching RSUs with an estimated fair value of less than 1m US dollar).
Since 2018, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the 2018 Share-based compensation plan, Ambev issued 49.3m matching RSUs in 2022 with an estimated fair value of 148m US dollar (2021: 20.6m matching RSUs with an estimated fair value of 61m US dollar).
As of 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. No stock options were granted in 2022 and 2021.
The total number of outstanding Ambev options developed as follows:

Million options	2022	2021	2020
Options outstanding at 1 January	113.8	127.3	141.8
Options issued during the year	—	—	—
Options exercised during the year	—	(5.2)	(5.7)
Options forfeited during the year	(14.0)	(8.3)	(8.8)

Options outstanding at the end of December	99.8	113.8	127.3

The range of exercise prices of the outstanding options is between 15.95 Brazilian real (3.06 US dollar) and 39.04 Brazilian real (7.48 US dollar) while the weighted average remaining contractual life is 4.3 years.
Of the 99.7m outstanding options 63.9m options are vested at 31 December 2022.
The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar	2022	2021	2020
Options outstanding at 1 January	3.57	3.81	4.60
Granted during the year	—	—	3.47
Exercised during the year	—	2.36	1.60
Forfeited during the year	4.33	4.53	4.42
Outstanding at the end of December	3.72	3.57	3.81
Exercisable at the end of December	3.86	3.79	4.56
The total number of outstanding Ambev RSUs developed as follows:

Million RSUs	2022	2021	2020
RSUs outstanding at 1 January	63.8	49.6	31.7
RSUs issued during the year	49.3	20.7	21.3
RSUs vested during the year	(0.2)	(5.0)	(1.9)
RSUs forfeited during the year	(3.1)	(1.5)	(1.5)

RSUs outstanding at the end of December	109.8	63.8	49.6

During 2022, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 54 thousand AB InBev shares (2021: 3 thousand AB InBev shares) at a discount of 16.66% provided that they stay in service for another five years. The fair value of this transaction amounts to 1m US dollar (2021: less than 1m US dollar) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.
BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM
Discretionary Restricted Stock Units Plan
In December 2019, Budweiser APAC set up a discretionary RSUs plan which allows for the offer of RSUs to certain employees in certain specific circumstances, at the discretion of the Board, e.g., as a special retention incentive. The RSUs vest after three to five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2022 and 2021, no RSUs were granted under this program.
Share-Based Compensation Plan
In March
2020
, Budweiser APAC set up a program allowing for certain employees to invest some or all of their variable compensation in Budweiser APAC shares (Voluntary Shares). As an additional reward, employees who invest in Voluntary Shares also receive a company shares match of three matching shares for each Voluntary Share invested up to a limited total percentage of each employee’s variable compensation. In
2022
, Budweiser APAC issued
12.5
m matching RSUs in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of
39
m US dollar
(2021
:
0.1
m matching restricted stock units with an estimated fair value of less than
1
m US dollar).
New Restricted Stock Units Plan
In November 2020, Budweiser APAC set up a new RSUs plan which allows for the offer of RSUs to certain eligible employees in certain specific circumstances, at the discretion of the Board, e.g., as a long-term incentive. The vesting period of the RSUs is in principle between three and
five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer periods for specific grants or introduce performance tests similar to other programs in the company. During 2022, 14.1m RSUs with an estimated fair value of 45m US dollar were granted under this program to a selected number of employees (2021: 10m RSUs with an estimated fair value of 26m US dollar).
People Bet Plan
In March 2020, Budweiser APAC set up a program allowing for certain employees to purchase Budweiser APAC shares at a discount which is aimed at providing a long-term retention incentive for high-potential employees of the company, who are at a mid-manager
level (“People bet share purchase program”). The voluntary investment in company shares leads to the grant of an amount of matching RSUs which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. During 2022, 0.5m RSUs with an estimated fair value of 2m US dollar were granted to a selected number of employees (2021: no RSUs were granted under this program).

25.	Provisions

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2022	80	420	106	605

Effect of movements in foreign exchange	(5)	(11)	(2)	(18)
Provisions made	37	157	32	226
Provisions used	(37)	(109)	—	(147)
Provisions reversed	—	(21)	—	(22)
Other movements	(23)	1	(50)	(73)

Balance at 31 December 2022	51	436	85	572

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2021	104	489	170	763

Effect of movements in foreign exchange	(2)	(20)	(4)	(25)
Provisions made	63	132	9	203
Provisions used	(73)	(129)	(11)	(213)
Provisions reversed	(13)	(35)	(1)	(48)
Other movements	1	(18)	(58)	(75)

Balance at 31 December 2021	80	420	106	605

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8
Exceptional items
. Provisions for disputes mainly relate to various disputed taxes other than income taxes and to claims from former employees.
The provisions are expected to be settled within the following time windows:

Million US dollar	Due within one year	Due after one year	Total
Restructuring	33	18	51

Indirect taxes	10	82	93
Labor	30	105	136
Commercial	12	54	66
Excise duties	2	21	23
Other disputes	26	92	118

Disputes	81	355	436

Other provisions	63	22	85

Total provisions	176	396	572

26.	Trade and other payables

Million US dollar	31 December 2022	31 December 2021
Indirect taxes payable	174	194
Trade payables	176	51
Deferred consideration on acquisitions	464	662
Other payables	46	100

Non-current trade and other payables	859	1 008

Trade payables and accrued expenses	18 589	17 810
Payroll and social security payables	1 520	1 716
Indirect taxes payable	2 768	2 457
Interest payable	1 428	1 501
Consigned packaging	1 012	1 050
Dividends payable	356	355
Deferred consideration on acquisitions	313	191
Other payables and deferred income	362	353

Current trade and other payables	26 349	25 434

The company has entered into reverse factoring arrangements with suppliers in the amount of 134m Us dollar as at 31 December 2022, mostly due to legal requirements. The nature, as well as the terms and conditions of the liabilities that are part of these arrangements do not differ from those of the company’s normal trade payables. As a result, these are presented as part of Trade and other payables in accordance with IAS 1
Presentation of financial statements
.
As at 31 December 2022, deferred consideration on acquisitions is mainly comprised of 0.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ, which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”) (31 December 2021: 0.6 billion US dollar). The terms of the shareholders’ agreement were amended as described in Note 27
Risk arising from financial instruments
.

F-5
9

27.	Risks arising from financial instruments

A)	FINANCIAL ASSETS AND LIABILITIES
Set out below is an overview of financial assets and liabilities held by the company as at the dates indicated:

	31 December 2022				31 December 2021¹
		At fair				At fair
		value	At fair			value	At fair
	At	through	value		At	through	value
	amortized	profit or	through		amortized	profit or	through
Million US dollar	cost	loss	OCI	Total	cost	loss	OCI	Total
Cash and cash equivalents	9 973	—	—	9 973	12 097	—	—	12 097
Trade and other receivables	4 973	—	—	4 973	4 607	—	—	4 607
Investment securities	25	97	149	272	22	374	139	535
Interest rate swaps	—	—	—	—	—	37	—	37
Cross currency interest rate swaps	—	—	63	63	—	52	60	112
Foreign exchange forwards	—	41	182	223	—	82	156	238
Foreign currency futures	—	—	4	4	—	—	—	—
Commodities	—	—	101	101	—	—	282	282

Financial assets	14 971	139	498	15 608	16 726	546	637	17 908

Non-current	522	15	193	730	526	25	162	712
Current	14 450	124	305	14 878	16 200	521	475	17 196
Trade and other payables	21 983	762	—	22 746	21 242	832	—	22 074
Non-current interest-bearing loans and borrowings	78 880	—	—	78 880	87 369	—	—	87 369
Current interest-bearing loans and borrowings	1 029	—	—	1 029	1 408	—	—	1 408
Bank overdrafts	83	—	—	83	53	—	—	53
Equity swaps	—	4 763	—	4 763	—	5 412	—	5 412
Cross currency interest rate swaps	—	16	171	187	—	174	95	270
Foreign exchange forwards	—	20	245	265	—	24	105	129
Foreign currency futures	—	—	—	—	—	—	37	37
Commodities	—	—	271	271	—	—	35	35
Interest rate swaps	—	3	2	5	—	—	3	3

Financial liabilities	101 975	5 565	689	108 229	110 073	6 443	275	116 790

Non-current	79 108	473	168	79 749	87 531	678	73	88 282
Current	22 867	5 092	521	28 480	22 541	5 764	202	28 508

1	Amended to conform to 2022 presentation.

F-
60

B)	DERIVATIVES
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
AB InBev primarily uses the following derivative instruments: foreign exchange forwards, currency futures, interest rate swaps, cross currency interest rate swaps (“CCIRS”), commodity swaps, commodity futures and equity swaps.
The table below provides an overview of the notional amounts of derivatives outstanding as at the dates indicated by maturity bucket.

	31 December 2022					31 December 2021
	< 1	1-2	2-3	3-5	> 5	< 1	1-2	2-3	3-5	> 5
Million US dollar	year	years	years	years	years	year	years	years	years	years
Foreign currency
Foreign exchange forwards	11 445	479	—	—	—	12 599	29	—	—	—
Foreign currency futures	503	—	—	—	—	1 617	—	—	—	—
Interest rate
Interest rate swaps	1 000	—	—	—	—	1 500	1 000	—	—	—
Cross currency interest rate swaps	900	1 923	1 834	2 608	560	4 614	1 400	1 173	1 573	1 453
Commodities
Aluminum swaps	2 161	4	—	—	—	1 241	—	—	—	—
Other commodity derivatives	1 160	22	—	—	—	1 034	—	—	—	—
Equity
Equity derivatives	10 800	—	—	—	—	11 469	—	—	—	—

F-
61

C)	FOREIGN CURRENCY RISK
AB InBev is subject to foreign currency risk when contracts are denominated in a currency other than the functional currency of the entity. This includes borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income. To manage foreign currency risk, the company uses mainly foreign exchange forwards, currency futures and cross currency interest rate swaps.
Foreign exchange risk on operating activities
AB InBev’s policy is to hedge operating transactions which are reasonably expected to occur (e.g., cost of sales and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operating transactions that are considered certain to occur are hedged without any time limits.
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

	31 December 2022			31 December 2021
	Total	Total	Open	Total	Total	Open
Million US dollar	exposure	hedges	position	exposure	hedges	position
Euro/Mexican peso	(108)	100	(8)	(112)	111	(1)
Euro/Pound sterling	(136)	112	(24)	(124)	112	(12)
Euro/South African rand	(67)	31	(37)	(79)	75	(4)
Euro/US dollar	(38)	58	20	(123)	100	(23)
Mexican peso/Euro	(269)	268	(2)	(254)	231	(23)
US dollar/Argentinian peso	(702)	206	(496)	(661)	674	13
US dollar/Bolivian boliviano	(74)	76	1	(80)	75	(5)
US dollar/Brazilian real	(1 955)	1 789	(166)	(1 846)	1 618	(228)
US dollar/Canadian dollar	(310)	249	(61)	(304)	253	(51)
US dollar/Chilean peso	(135)	129	(6)	(171)	162	(9)
US dollar/Chinese yuan	(125)	113	(12)	(123)	116	(7)
US dollar/Colombian peso	(615)	559	(56)	(476)	434	(42)
US dollar/Euro	(134)	111	(23)	(103)	96	(7)
US dollar/Mexican peso	(1 442)	1 436	(6)	(1 236)	1 168	(68)
US dollar/Paraguayan guarani	(144)	135	(8)	(153)	139	(14)
US dollar/Peruvian nuevo sol	(264)	276	13	(292)	278	(14)
US dollar/South African rand	(196)	121	(75)	(196)	148	(48)
US dollar/South Korean won	(121)	110	(12)	(114)	79	(35)
Others	(326)	197	(129)	(424)	313	(111)
Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below.
Hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.
Foreign exchange risk on foreign currency denominated debt
It is AB InBev’s policy to have the debt in the subsidiaries as much as possible linked to the functional currency of the subsidiary. To the extent this is not the case, foreign exchange risk is managed using derivatives unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration a holistic risk management approach.
A description of the foreign currency risk hedging of debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the
Interest Rate Risk
section below.

F-
62

Currency sensitivity analysis
Currency transactional risk
Most of AB InBev’s
non-derivative
financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Argentinean peso, Brazilian real, Canadian dollar, Colombian peso, Mexican peso and South African rand against the US dollar.
The company uses a sensitivity analysis to estimate the impact in its consolidated income statement and other comprehensive income of a strengthening or a weakening of the US dollar against the other group currencies. In case the open positions remain unchanged and with all other variables held constant, a 10% strengthening or weakening of the US dollar against other currencies could lead to an estimated decrease/increase on the consolidated profit before tax of approximately 144m US dollar over the next 12 months (31 December 2021
1
: 99m US dollar). Applying a similar sensitivity on the total derivatives positions could lead to a negative/positive pre-tax
impact on equity reserves of 537m US dollar (31 December 2021
1
: 523m US dollar). The results of the sensitivity analysis should not be considered as projections of likely future events, as the gains or losses from exchange rates in the future may differ due to developments in the global financial markets.
Foreign exchange risk on net investments in foreign operations
AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative
financial instruments as hedging instruments.
As of 31 December 2022, designated derivative
financial instruments in net investment hedges applied on the company’s debt amount to
8 482m

US dollar equivalent (31 December 2021
1
:

7 473
m
US dollar). These instruments hedge foreign operations with Canadian dollar, Chinese yuan and South Korean won functional currencies.
Net foreign exchange results
Foreign exchange results recognized on hedged and unhedged exposures are as follows:

Million US dollar	2022	2021	2020
Hedged (economic hedges)	297	717	(181)
Not hedged	(660)	(801)	195

	(363)	(84)	14

D)	INTEREST RATE RISK
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
Cash flow hedges
Pound sterling bond hedges (foreign currency risk and interest rate risk on borrowings in pound sterling)
In September 2013, the company issued a pound sterling bond for 500m pound sterling at a rate of 4.00% per year and maturing in September 2025. The impact of changes in the pound sterling exchange rate and interest rate on this bond is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in a cash flow hedge relationship.

1	Amended to conform to 2022 presentation.

F-
63

US dollar bank loan hedges (foreign currency risk on borrowings against the Nigerian naira)
The company has a floating rate loan denominated in US dollar for a total of 309m in Nigeria. This loan is held by an entity with functional currency in Nigerian Naira. In order to hedge against fluctuations in foreign exchange rates, the company entered into foreign exchange futures which have been designated in a cash flow hedge relationship.
Economic Hedges
Marketable debt security hedges (interest rate risk on Brazilian real)
During 2022, 2021 and 2020
,
Ambev invested in highly liquid Brazilian real denominated government debt securities.
Interest rate sensitivity analysis
The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

31 December 2022	Before hedging		After hedging
Interest-bearing financial liabilities	Effective		Effective
Million US dollar	interest rate	Amount	interest rate	Amount
Floating rate

Canadian dollar	—	—	4.34%	1 455
Euro	1.68%	1 048	1.68%	1 048
Pound sterling	—	—	3.70%	1 078
South Korean won	—	1	3.08%	311
US dollar	5.05%	430	—	—
Other	13.39%	252	11.17%	666

		1 730		4 557

Fixed rate
Canadian dollar	4.50%	613	4.37%	3 741
Chinese yuan	2.44%	50	2.50%	1 230
Euro	2.27%	20 391	2.31%	21 242
Pound sterling	5.13%	2 208	5.55%	1 607
South Korean won	2.96%	46	0.94%	1 896
US dollar	4.99%	53 478	5.27%	44 547
Other	10.53%	1 476	12.19%	1 172

		78 261		75 434

31 December 2021¹	Before hedging		After hedging
Interest-bearing financial liabilities	Effective		Effective
Million US dollar	interest rate	Amount	interest rate	Amount
Floating rate
Canadian dollar	—	—	1.21%	2 043
Euro	—	1 113	—	1 113
Pound sterling	—	—	1.05%	1 002
South Korean won	—	—	1.67%	502
US dollar	1.67%	463	—	—
Other	5.37%	734	5.99%	1 504

		2 310		6 164

Fixed rate
Canadian dollar	4.11%	626	4.29%	3 158
Chinese yuan	3.87%	34	1.78%	194
Euro	2.27%	21 654	2.11%	27 553
Pound sterling	4.35%	3 611	4.43%	2 937
South Korean won	3.85%	31	0.87%	1 695
US dollar	4.93%	59 399	5.41%	46 288
Other	8.09%	1 165	9.62%	841

		86 520		82 667

As
at 31 December 2022, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 83m US dollar (31 December 2021: 53m US dollar). As disclosed in the above table, 4 557m US dollar or 5.7% of the company’s interest-bearing financial liabilities bears interest at a variable rate.

1	Amended to conform to 2022 presentation.

F-6
4

The sensitivity analysis has been prepared based on the exposure to interest rates for the floating rate debt after hedging, assuming the amount of liability outstanding at reporting date was outstanding for the whole year. The company estimates that an increase or decrease of 100 basis points represents a reasonably possible change in applicable interest rates. Accordingly, if interest rates had been higher/lower by 100 basis points, with all other variables held constant, the interest expense would have been 46m US dollar higher/lower (31 December 2021
1
: 20m US dollar). This impact would have been more than offset by 93m US dollar higher/lower interest income on interest-bearing financial assets (31 December 2021
1
: 81m US dollar). Additionally, the
pre-tax
impact on equity reserves from the market value of hedging instruments would not have been significant.
Interest expense
Interest expense recognized on unhedged and hedged financial liabilities are as follows:

Million US dollar	2022	2021	2020

Financial liabilities measured at amortized cost – not hedged	(3 641)	(3 836)	(4 154)
Fair value hedges	(20)	(6)	(1)
Cash flow hedges	24	17	19
Net investment hedges - hedging instruments (interest component)	(1)	—	2
Economic hedges	42	141	118

	(3 597)	(3 684)	(4 016)

E)	COMMODITY PRICE RISK
The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to the price volatility. The most significant commodity exposures as at 31 December 2022 and 31 December 2021 are included in the table below (expressed in outstanding notional amounts):

Million US dollar	31 December 2022	31 December 2021
Aluminum	2 165	1 241
Energy	417	350
Corn	321	292
Wheat	127	129
Plastic	122	93
Rice	100	85
Sugar	95	85

	3 348	2 274

Commodity price sensitivity analysis
The impact of changes in the commodity prices would not have had a material impact on AB InBev’s profit in 2022 as most of the company’s exposure is hedged using derivative contracts and designated in hedge accounting in accordance with IFRS 9 rules.
The tables below show the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures as at 31 December 2022 and 31 December 2021, would have on the equity reserves.

	2022			2021
		Pre-tax impact on equity			Pre-tax impact on equity
Million US dollar	Volatility of prices in %¹	Prices increase	Prices decrease	Volatility of prices in %¹	Prices increase	Prices decrease
Aluminum	30.71%	665	(665)	23.09%	287	(287)
Energy	49.37%	206	(206)	25.88%	91	(91)
Corn	22.44%	72	(72)	23.26%	68	(68)
Wheat	51.59%	66	(66)	29.24%	38	(38)
Plastic	32.31%	25	(25)	28.68%	27	(27)
Rice	19.31%	19	(19)	15.96%	14	(14)
Sugar	22.17%	21	(21)	26.39%	22	(22)

1	Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2022 and 31 December 2021.

F-6
5

F)	EQUITY PRICE RISK
AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 24
Share-based Payments.
AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combinations (see also Note 11
Finance cost and income
). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.
As at 31 December 2022, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total gain of 605m US dollar recognized in the profit or loss account for the period, of which 331m US dollar related to the company’s share-based payment programs and 274m US dollar related to the Grupo Modelo and SAB combinations. As at 31 December 2022, liabilities for equity swap derivatives amounted to 4.8 billion US dollar (31 December 2021: 5.4 billion US dollar).
Equity price sensitivity analysis
The sensitivity analysis on the equity swap derivatives, calculated based on a 27.53% (2021: 26.51%, 2020: 53.87%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 1 660m US dollar positive/negative impact on the 2022 profit before tax (31 December 2021: 1 604m US dollar; 31 December 2020: 3.787m US dollar).

G)	CREDIT RISK
Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.
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
The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 31 December 2022 to be limited.
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	31 December 2022			31 December 2021 1
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Cash and cash equivalents	9 973	—	9 973	12 097	—	12 097
Trade receivables	3 980	(343)	3 637	3 796	(331)	3 465
Other receivables	1 545	(68)	1 477	1 272	(65)	1 207
Derivatives	391	—	391	669	—	669
Cash deposits for guarantees	189	—	189	168	—	168
Investment in unquoted companies	155	(5)	149	145	(6)	139
Investment in debt securities	123	—	123	396	—	396
Loans to customers	81	—	81	117	—	117

	16 434	(416)	16 019	18 660	(402)	18 258

There was no significant concentration of credit risks with any single counterparty as of 31 December 2022 and no single customer represented more than 10% of the total revenue of the group in 2022.

1	Amended to conform to 2022 presentation.

F-6
6

Impairment losses
The allowance for impairment recognized during the period on financial assets was as follows:

	31 December 2022	31 December 2021 1	31 December 2020¹

Balance at end of previous year	(402)	(376)	(283)

Impairment losses	(38)	(37)	(99)
Derecognition	24	30	49
Currency translation and other	1	(19)	(46)

Balance at end of period	(416)	(402)	(376)

H)	LIQUIDITY RISK
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

1	Amended to conform to 2022 presentation.

F-6
7

The following are the nominal contractual maturities of
non-derivative
financial liabilities including interest payments and derivative liabilities:

	31 December 2022
		Contractual	Less				More
	Carrying	cash	than				than
Million US dollar	amount¹	flows	1 year	1-2 years	2-3 years	3-5 years	5 years
Non-derivative financial liabilities
Unsecured bond issues	(76 798)	(133 670)	(3 273)	(5 683)	(3 783)	(15 482)	(105 450)
Trade and other payables	(27 208)	(27 453)	(26 376)	(170)	(349)	(260)	(297)
Lease liabilities	(2 492)	(2 840)	(618)	(566)	(414)	(531)	(712)
Secured bank loans	(393)	(405)	(371)	(5)	(5)	(10)	(14)
Unsecured bank loans	(100)	(100)	(100)	—	—	—	—
Unsecured other loans	(125)	(193)	(34)	(78)	(28)	(31)	(23)
Bank overdraft	(83)	(83)	(83)	—	—	—	—

	(107 199)	(164 745)	(30 856)	(6 501)	(4 579)	(16 313)	(106 496)

Derivative financial liabilities
Equity derivatives	(4 763)	(4 763)	(4 763)	—	—	—	—
Foreign exchange derivatives	(265)	(265)	(265)	—	—	—	—
Cross currency interest rate swaps	(192)	(191)	(9)	(43)	(47)	(62)	(30)
Commodity derivatives	(271)	(251)	(249)	(2)	—	—	—

	(5 492)	(5 471)	(5 287)	(45)	(47)	(62)	(30)

Of which: related to cash flow hedges	(551)	(530)	(469)	—	(43)	(17)	—

	31 December 2021
		Contractual	Less				More
	Carrying	cash	than				than
Million US dollar	amount¹	flows	1 year	1-2 years	2-3 years	3-5 years	5 years

Non-derivative financial liabilities
Unsecured bond issues	(85 726)	(152 064)	(3 479)	(3 596)	(6 192)	(13 800)	(124 997)
Trade and other payables	(26 442)	(26 643)	(25 424)	(314)	(507)	(96)	(302)
Lease liabilities	(2 277)	(2 429)	(497)	(470)	(337)	(450)	(675)
Secured bank loans	(628)	(636)	(551)	(53)	(5)	(9)	(18)
Unsecured bank loans	(106)	(106)	(106)	—	—	—	—
Unsecured other loans	(40)	(84)	(11)	(48)	(5)	(4)	(16)
Bank overdraft	(53)	(53)	(53)	—	—	—	—

	(115 272)	(182 015)	(30 121)	(4 481)	(7 046)	(14 359)	(126 008)

Derivative financial liabilities
Equity derivatives	(5 412)	(5 420)	(5 420)	—	—	—	—
Foreign exchange derivatives	(166)	(166)	(166)	—	—	—	—
Cross currency interest rate swaps	(273)	(293)	(147)	(35)	(32)	(56)	(23)
Commodity derivatives	(34)	(34)	(34)	—	—	—	—

	(5 885)	(5 913)	(5 767)	(35)	(32)	(56)	(23)

Of which: related to cash flow hedges	(203)	(203)	(170)	—	—	(29)	(4)

1	“Carrying amount” refers to the net book value as recognized in the statement of financial position at each reporting date.

F-6
8

I)	CAPITAL MANAGEMENT
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

J)	FAIR VALUE
The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the statement of financial position:

	Assets		Liabilities		Net
	31 December	31 December	31 December	31 December	31 December	31 December
Million US dollar	2022	2021	2022	2021	2022	2021
Foreign currency
Foreign exchange forwards	223	238	(265)	(129)	(42)	109
Foreign currency futures	4	—	—	(37)	4	(37)
Interest rate
Interest rate swaps	—	38	(5)	—	(5)	38
Cross currency interest rate swaps	63	111	(187)	(273)	(124)	(162)
Commodities
Aluminum swaps	52	178	(174)	(20)	(122)	158
Sugar futures	4	13	—	—	4	13
Energy	12	29	(28)	(2)	(16)	27
Other commodity derivatives	32	62	(69)	(13)	(37)	50
Equity
Equity derivatives	—	—	(4 763)	(5 412)	(4 763)	(5 412)

	391	669	(5 492)	(5 886)	(5 101)	(5 216)

Of which:
Non-current	60	48	(184)	(100)	(124)	(52)
Current	331	621	(5 308)	(5 786)	(4 977)	(5 164)
The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, lease liabilities and derivative financial instruments have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value.

Interest-bearing financial liabilities	31 December 2022		31 December 2021 2
Million US dollar	Carrying amount¹	Fair value	Carrying amount¹	Fair value
Fixed rate
US dollar	(52 993)	(52 158)	(58 912)	(74 852)
Euro	(19 655)	(17 926)	(20 856)	(23 801)
Pound sterling	(2 148)	(2 039)	(3 539)	(3 913)
Canadian dollar	(515)	(437)	(549)	(604)
Other	(458)	(448)	(389)	(420)

	(75 769)	(73 008)	(84 244)	(103 590)

1	“Carrying amount” refers to the net book value as recognized in the statement of financial position at each reporting date.
2	Amended to conform to 2022 presentation.

F-6
9

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 31 December 2022	Quoted (unadjusted)	Observable market	Unobservable market
Million US dollar	prices - level 1	inputs - level 2	inputs - level 3
Financial Assets
Held for trading (non-derivatives)	—	9	—
Derivatives at fair value through profit and loss	—	41	—
Derivatives in a cash flow hedge relationship	36	219	—
Derivatives in a net investment hedge relationship	—	94	—

	36	364	—

Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	762
Derivatives at fair value through profit and loss	—	4 799	—
Derivatives in a cash flow hedge relationship	26	525	—
Derivatives in a fair value hedge relationship	—	4	—
Derivatives in a net investment hedge relationship	—	138	—

	26	5 466	762

Fair value hierarchy 31 December 2021	Quoted (unadjusted)	Observable market	Unobservable market
Million US dollar	prices - level 1	inputs - level 2	inputs - level 3
Financial Assets
Held for trading (non-derivatives)	—	9	—
Derivatives at fair value through profit and loss	—	155	—
Derivatives in a cash flow hedge relationship	58	352	—
Derivatives in a fair value hedge relationship	—	17	—
Derivatives in a net investment hedge relationship	—	87	—

	58	620	—

Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	832
Derivatives at fair value through profit and loss	—	5 611	—
Derivatives in a cash flow hedge relationship	52	141	—
Derivatives in a net investment hedge relationship	—	82	—

	52	5 834	832

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period. Movements in 2022 in the fair value “level 3” category of financial liabilities, measured on a recurring basis, are mainly related to the settlement of deferred consideration from prior years acquisitions.
Non-derivative
financial liabilities
As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. ELJ currently holds 15% of CND and the put option is exercisable in 2023, 2024 and 2026. As at 31 December 2022, the put option on the remaining shares held by ELJ was valued at 585m US dollar (31 December 2021: 589m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.

F-
70

K)	HEDGING RESERVES
The company’s hedging reserves disclosed in Note 21 C
hanges in equity and earnings per share
relate to the following instruments:

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves

As per 1 January 2022	679	(306)	111	481
Change in fair value of hedging instrument recognized in OCI	143	39	—	182
Reclassified to profit or loss / cost of inventory	(331)	(208)	22	(518)

As per 31 December 2022	491	(476)	131	145

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves

As per 1 January 2021	20	274	84	376
Change in fair value of hedging instrument recognized in OCI	766	123	—	888
Reclassified to profit or loss / cost of inventory	(107)	(703)	27	(783)

As per 31 December 2021	679	(306)	111	481

L)	OFFSETTING FINANCIAL ASSETS AND LIABILITIES
The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	31 December 2022
Million US dollar	Gross amount	Net amount recognized in the statement of financial position 1	Other offsetting agreements 2	Total net amount
Derivative assets	391	391	(381)	10
Derivative liabilities	(5 492)	(5 492)	381	(5 111)

	31 December 2021
Million US dollar	Gross amount	Net amount recognized in the statement of financial position¹	Other offsetting agreements²	Total net amount
Derivative assets	670	670	(651)	19
Derivative liabilities	(5 886)	(5 886)	651	(5 235)

1	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules.
2	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules.

F-
71

28.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	31 December 2022	31 December 2021
Collateral given for own liabilities	306	310
Contractual commitments to purchase property, plant and equipment	538	449
Contractual commitments to acquire loans to associates/customers	72	142

Other commitments	1 800	1 943

The collateral given for own liabilities of 306m US dollar as at 31 December 2022 contains 189m US dollar cash guarantees (31 December 2021: 310m US dollar collateral given for own liabilities contained 168m US dollar of cash guarantees). Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment, insurance guarantees or letters of guarantees. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37
Provisions, Contingent Liabilities and Contingent Assets
– see also Note 25
Provisions
. In the company’s statement of financial position, the cash guarantees are presented as part of other receivables – see Note 19
Trade and other receivables
.
The legal proceedings covered by insurance guarantees and letters of guarantee issued by the company are disclosed in Note 29
Contingencies
.
The remaining part of collateral given for own liabilities of 117m US dollar as at 31 December 2022 (31 December 2021: 142m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.
AB InBev has entered into commitments to purchase property, plant and equipment for 538m US dollar at 31 December 2022 (31 December 2021: 449m US dollar).
In a limited number of countries AB InBev has committed itself to acquire loans to associates/customers from banks at their notional amount if the associates/customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 72m US dollar at 31 December 2022 (31 December 2021: 142m US dollar).
Other commitments amount to 1 800m US dollar at 31 December 2022 and mainly cover guarantees given to pension funds, rental and other guarantees (31 December 2021: 1 943m US dollar).
In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 30 million of its own ordinary shares. AB InBev will
pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2022, 30 million loaned securities were used to fulfil stock option plan commitments.
As at 31 December 2022, the M&A related commitments existed as discussed below.
Cervecería Nacional Dominicana S.A. (“CND”)
As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85%. As of 31 December 2022, the put option for the remaining shares held by ELJ was valued 0.6 billion US dollar (31 December 2021: 0.6 billion US dollar). The corresponding liability is presented as a non-current
liability and recognized as a deferred consideration on acquisitions at fair value in “level 3” category. See also note 27
Risks arising from financial instruments
.

29.	Contingencies
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

AMBEV TAX MATTERS
As of 31 December 2022 and 31 December 2021, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

F-
72

Million US dollar	31 December 2022	31 December 2021
Income tax and social contribution	11 586	9 723
Value-added and excise taxes	4 965	4 285
Other taxes	854	663

	17 405	14 671

The most significant tax proceedings of Ambev are discussed below.
The company and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees in civil, labor and tax proceedings.
INCOME TAX AND SOCIAL CONTRIBUTION
Foreign Earnings
Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax
Authorities
relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.
The administrative proceedings have resulted in partially favorable decisions, most of which are still subject to review by the Administrative Court. In August 2022, the Upper Administrative Court rendered favorable decisions to Ambev on two cases related to the taxation of profits of foreign subsidiaries, one of which recognized the application of the double tax treaty signed by Brazil to mitigate such taxation; both of these decisions are final. In October 2022, the Lower Administrative Court rendered a favorable decision to Ambev on a third related case. Ambev is awaiting formal notification of this decision to analyze its content and any applicable legal motions or appeals. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.
The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately 7.3 billion Brazilian real (1.4 billion US dollar) and Ambev has not recorded any provisions in connection therewith as it considers the chance of loss to be possible. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of 58 million Brazilian real (11 million US dollar).
Goodwill InBev Holding
In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.
In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the first level administrative court and Lower Administrative Court. Ambev filed a Special Appeal which was partially admitted and awaits judgment by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.
The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately 11.1 billion Brazilian real (2.1 billion US dollar) and Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.
Goodwill Beverage Associate Holding (BAH)
In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In July 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev. The decision did not recognize the Special Appeal filed by the tax authorities, thereby preserving the portion of the decision rendered by the Lower Administrative Court that was favorable to Ambev with respect to the qualified penalties applied and the statute of limitation for one of the calendar years under discussion; this portion of the decision is final. In January 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision.

F-
73

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. In April 2019, the first level administrative court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. The Special Appeals filed in both tax assessments are awaiting judgment by the Upper Administrative Court.
The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately 2.2 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
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
In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev has filed a defense and awaits judgment by the first level administrative court.
The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately 1.3 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible.
Goodwill MAG
In December 2022, CRBS S.A (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. Ambev filed a defense in January 2023, and awaits judgement by the first level administrative court.
The updated assessed amount as of 31 December 2022 is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods.
Disallowance of financial expenses
In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible
expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first level administrative court regarding the 2016 case, which is subject to mandatory review by the Lower Administrative Court. In June 2021, Ambev received a partially favorable decision for the 2020 case at the first level administrative court and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court. In June 2022, Ambev received a partially favorable decision at the first level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.
The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately 5.2 billion Brazilian real (1.0 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
Disallowance of tax paid abroad
Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of
2007
, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016. In these cases, Ambev filed Special Appeals to the Upper Administrative Court which are pending judgment. With respect to the cases related to the periods of 2015 and 2016, tax assessments were

F-7
4

filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. In 2021, Ambev received unfavorable decisions from the first level administrative court in two of these assessments with respect to the 2015 and 2016 isolated fine cases, and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In 2022, Ambev received an unfavorable decision from the first level administrative court in the second assessment related to the 2016 isolated fine case, and filed an appeal in connection therewith which awaits judgment by the Lower Administrative Court. In October 2022, Ambev received a new tax assessment charging such isolated fine related to calendar year 2017. Ambev has filed a defense in this case, and awaits judgment by the first level administrative court.
The other cases are still awaiting final decisions at both administrative and judicial courts.
The updated assessed amount as of 31 December 2022 is approximately 12.6 billion Brazilian real (2.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
The company has continued to take the same deductions for the calendar years following the assessed periods (the 2018 to 2022 calendar years). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed.
In addition, Ambev has been charged isolated fines due to the non-recognition
of tax offsets. The constitutionality of this penalty is under review at the Supreme Court of Justice. The updated assessed amount as of 31 December 2022 is approximately 1.2 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
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
In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed an appeal which is pending judgment.
The updated assessed amount related to this uncertain tax position as of 31 December 2022 is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter as it considers the chance of loss to be possible.
Deductibility of IOC expenses
In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other factors. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of such restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.
In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and the impact on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative court and filed an Appeal to the Lower Administrative Court, which awaits judgement. The favorable portion of the decision is subject to mandatory review by the Lower Administrative Court.
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
In December 2022, Ambev received a new tax assessment related to the deduction of the IOC in 2017. The defense against this new tax assessment was filed by Ambev in January 2023, which is pending judgment by the first level administrative court.

F-7
5

The updated assessed amount as of 31 December 2022 is approximately 13.8 billion Brazilian real (2.6 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
The uncertain tax position continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2018-2022) and deducted such amounts from its Corporate Income Taxes taxable basis (2018-2022). Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2017, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.
Disallowance on Income Tax deduction
In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure
No. 2199-14/2001,
for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first level administrative court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision and awaits judgment by the Lower Administrative Court. The updated assessed amount as of 31 December 2022 is approximately 2.3 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
This uncertain tax position continued to be applied by the Company impacting calendar years following those assessed (2019-2022) in which it benefited from the income tax reduction provided for in Provisional Measure
No. 2199-14/2001.
In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.
Tax Loss Offset
Ambev and certain of its subsidiaries received a number of assessments from the Brazilian Federal Tax Authorities relating to the offset of tax losses carried forward in the context of business combinations.
In February 2016, the Upper Administrative Court ruled unfavorably to Ambev in two of these cases, following which Ambev filed judicial proceedings. In September 2016, Ambev received a favorable first level decision in one of the judicial claims which was confirmed by the second-level judicial court in December 2022. This decision is subject to appeal by the tax authorities. In March 2017, Ambev received an unfavorable first level decision with respect to the second judicial case and filed an appeal, which is pending judgment by the second-level judicial court.
There is a third case being challenged at the administrative level in which an unfavorable decision was rendered to Ambev by the Lower Administrative Court in June 2019. Ambev has appealed this decision and awaits judgment by the Upper Administrative Court.
The amount related to this uncertain tax position as of 31 December 2022 is approximately 0.5 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
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

Ambev management
estimates the possible loss related to these assessments to be approximately 5.9 billion
Brazilian
real (1.1 billion US dollar) as of 31 December 2022. Ambev has not recorded any provision in connection therewith.

F-7
6

In addition, Ambev and its subsidiaries have been charged
isolated fines due to the
non-recognition
of tax offsets. The constitutionality of this penalty is under review at the Supreme Court of Justice. The updated assessed amount as of 31 December 2022 is approximately 0.2 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
IPI Suspension
In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In 2020, Ambev received a final partially favorable decision at the administrative level in one of the cases. In July 2022, Ambev received the first judicial decision on this matter; the decision was unfavorable to Ambev and it has filed an appeal.
In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter. Ambev awaits formal notification of this decision to assess whether any portion of the tax assessment may be challenged at the judicial level.
Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion
Brazilian
real (0.3 billion US dollar) as
of
31 December 2022. Ambev has not recorded any provision in connection therewith.
ICMS tax credits
Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision became final (and no longer subject to appeal) in December 2021 and it does not change the likelihood of loss in Ambev’s tax assessments. With respect to the assessments issued by the State of São Paulo, Ambev received unfavorable decisions at the second administrative level in April, May and June 2022. In these cases, Ambev has filed appeals to the second administrative level.
Ambev management estimates the possible losses related to these assessments to be approximately 1.7 billion Brazilian real (0.3 billion US dollar) as of 31 December 2022. Ambev has not recorded any provision in connection therewith.
In addition, in 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favourable judgment at the second administrative level in February 2022, which is still subject to appeal by tax authorities. With respect to the assessments issued by the State of São Paulo, Ambev received unfavourable judgments at the first administrative level in May and June 2022. In these cases, Ambev has filed appeals to the second administrative level. Ambev management estimates the possible losses related to these assessments to be approximately 0.7 billion Brazilian real (0.1 billion US dollar) as of 31 December 2022.
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
Ambev management estimates the total possible loss related to this issue to be approximately 9.3 billion Brazilian real (1.8 billion US dollar) as of 31 December 2022. Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
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

F-7
7

Ambev management estimates the possible loss related to these assessments to be approximately 1.6 billion Brazilian real (
0.3
 billion US dollar) as of 31 December 2022. Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
AB INBEV’S TANZANIA TAX MATTERS
Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.4 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board. TBL believes that the assessment is without merit and will vigorously defend against the assessment. No related provision has been made.
AB INBEV’S SOUTH AFRICA TAX MATTERS
The South African Revenue Service (“SARS”) conducted an audit of AB InBev’s South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA. The preliminary audit finding claims that SAB owes
 6.3 billion South African Rand (0.4 billion US dollar)
in taxes, in addition to potential penalties and interest, which are unspecified but may be significant as a proportion of the total. SAB contests both claims and has responded to the preliminary audit finding. SAB intends to object to any assessment issued, but may be required to secure or pre-pay some or all of the taxes assessed, pending the outcome of SAB’s challenge and any appeal. No related provision has been made.
AB INBEV’S AUSTRALIAN BUSINESS TAX MATTERS
In 2019, SAB Australia Pty Limited (“SAB Australia”), a subsidiary of AB InBev, received amended tax assessments for 0.4 billion Australian dollar (0.3 bill
i
on US dollar) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”), following an audit of the 2012 to 2014 income tax years.
In June 2022, AB InBev reached a settlement with the Australian tax authorities that resolved the pre-transaction income tax liabilities, resulting in a payment of 0.1 billion Australian dollar (0.1 billion US dollar
). The disposal of the Australian business on 1 June 2020 included an indemnity by AB InBev for all pre-transaction
tax liabilities.
OTHER TAX MATTERS
In February 2015, the European Commission opened an
in-depth
state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute an aid scheme. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party.
On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding
opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case has been referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal, where it remains ongoing along with other pending appeals related to the matter.
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

F-7
8

In addition
, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments.
In January 2019, AB InBev deposited 68 million euro (72 million US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (72 million US dollar) in 2020.
CERBUCO BREWING ARBITRATION
Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50
% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture, with the terms of reference being formally executed in 2022. Depending on the outcome of the arbitration, there may be an impact on Cerbuco’s rights. As a result, Ambev’s ability to continue consolidating Bucanero into its financial statements may also be affected. The financial impact has not yet been ascertained, as it depends on the outcome of the arbitration.
WARRANTS
Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 1.2 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend these cases. All six lawsuits were ruled favorably to Ambev by the Superior Court of Justice (“STJ”). Three cases were dismissed by the STJ’s Special Court and the plaintiffs’ appeals were denied by the Brazilian Supreme Court (“STF”). The plaintiffs filed an appeal for further review by the STF chamber, which was denied by the STF chamber in a unanimous ruling. The fourth case was ruled favorably to Ambev by the STJ’s Special Court and the judgment became final. The fifth case was remitted to the STJ’s lower court for a new judgment and the sixth case was ruled favorably to Ambev and the decision became final. Considering all of these facts, Ambev and its external counsels strongly believe that the chance of loss in these cases is remote.

30.	Non-controlling interests
As at 31 December 2022 and 2021, material
non-controlling
interests relate to Ambev, a Brazilian
listed
subsidiary in which AB InBev has 61.77% ownership, and Budweiser APAC, an Asia Pacific listed subsidiary in which AB InBev has 87.22% ownership. The tables below provide summarized information derived from the consolidated financial statements of Ambev and Budweiser APAC as of 31 December 2022 and 2021 and for the years ended 31 December 2022, 2021 and 2020 in accordance with IFRS.
Summarized financial information of Ambev and Budweiser APAC, in which the company has material non-controlling
interests, is as follows:

	Ambev		Budweiser APAC
Million US dollar	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Summarized statement of financial position information
Current assets	7 248	6 922	3 606	3 161
Non-current assets	19 193	17 915	12 390	13 464
Current liabilities	7 770	6 965	4 414	4 691
Non-current liabilities	2 700	2 817	748	851
Equity attributable to equity holders	15 707	14 809	10 765	11 013
Non-controlling interests	263	246	69	70

F-7
9

	Ambev			Budweiser APAC
Million US dollar	2022	2021	2020	2022	2021	2020
Summarized income statement and other comprehensive income information
Revenue	15 434	13 570	11 373	6 478	6 788	5 588
Net income	2 883	2 444	2 286	949	981	537

Attributable to:
Equity holders	2 800	2 360	2 217	913	950	514
Non-controlling interests	84	84	69	36	31	23

Net income	2 883	2 444	2 286	949	981	537
Other comprehensive income	(1 300)	629	1 467	(812)	(289)	635
Total comprehensive income	1 584	3 074	3 753	137	692	1 172

Attributable to:
Equity holders	1 517	2 970	3 647	105	660	1 147
Non-controlling interests	67	104	106	32	32	25

Summarized cash flow information
Cash flow from operating activities	3 997	4 266	3 673	1 577	1 903	1 301
Cash flow from investing activities	(969)	(1 441)	(1 325)	(440)	(731)	(572)
Cash flow from financing activities	(3 164)	(2 988)	(1 676)	(500)	(464)	(432)

Net increase/(decrease) in cash and cash equivalents	(136)	(163)	673	637	708	297

Dividends paid by Ambev and its subsidiaries to
non-controlling
interests (i.e., to entities outside the AB InBev Group) amounted to 1.0 billion US dollar, 0.8 billion US dollar and 0.7 billion US dollar for 2022, 2021 and 2020
,
respectively. In 2022, Budweiser APAC and its subsidiaries paid a final dividend related to the financial year 2021 to non-controlling
interests amounting to 83m US dollar (2021: 67m US dollar; 2020: 59m US dollar).
On 31 December 2020, the company completed the issuance of a 49.9% minority stake in its
US-based
metal container operations to Apollo Global Management, Inc. (“Apollo”) for net proceeds of 3.0 billion USD. AB InBev retained operational control of its
US-based
metal container operations. The transaction was reported in the equity statement.
Other
non-controlling
interests not deemed individually material by the company mainly related to the company’s operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda and Zambia), as well as non-controlling
interests in
US-based
metal container operations from Apollo Global Management, Inc. (“Apollo”) and non-controlling
interests recognized in respect of the company’s subsidiaries in Colombia, Ecuador and Peru.

F-
80

31.	Related parties
TRANSACTIONS WITH DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS (KEY MANAGEMENT PERSONNEL)
AB InBev’s Executive Committee members’ compensation consists of short-term employee benefits (primarily salaries) and post-employment benefits from pension plans of their respective country – see also Note 23
Pensions and similar obligations
. Key management personnel are also eligible for the company’s share option; restricted stock and/or share swap program (see Note 24
Share-based Payments
). Total directors and Executive Committee compensation included in the income statement can be detailed as follows:

	2022		2021		2020
Million US dollar	Directors	Executive Committee	Directors	Executive Committee¹	Directors	Executive Committee
Short-term employee benefits	2	15	2	24	2	4
Termination benefits	—	—	—	—	—	2
Share-based payment	—	35	—	33	—	7

	2	50	2	57	2	13

Directors’ compensation consists mainly of directors’ fees.
During 2022, AB InBev entered into the following transactions:

•
The lease of commercial premises from and the sale of malt-based beverages and beer to companies in which one of the company’s Board Member had a significant influence as of 31 December 2022. The transactions happened mainly through AB InBev’s subsidiary Bavaria S.A. for an aggregated consideration of approximately 33m US dollar (2021: 19m US dollar; 2020: 13m US dollar). The outstanding balance of these transactions as of 31 December 2022 amounts to 1m US dollar (31 December 2021: 3m US dollar).

•
In 2021, the company acquired, through Grupo Modelo and its subsidiaries, information technology and infrastructure services for a consideration of approximately 1m US dollar (2020: 1m US dollar) from a company in which one of the company’s Board Member had significant influence. In 2022, there were no such transactions.

JOINTLY CONTROLLED ENTITIES
Interests in joint ventures include three entities in Brazil, one in Mexico and one in Canada. None of these joint ventures are material to the company.
TRANSACTIONS WITH ASSOCIATES
Significant interests in associates are shown in note 16
Investments in associates
. AB InBev’s transactions with associates were as follows:

Million US dollar	2022	2021	2020
Gross profit	(4)	58	(118)
Current assets	100	57	55
Current liabilities	16	99	115
TRANSACTIONS WITH PENSION PLANS
AB InBev’s transactions with pension plans mainly comprise (12)m US dollar other expense to pension plans in the US in 2022 (2021: (12)m US dollar; 2020: (12)m US dollar).

32.	Supplemental guarantor financial information
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

F-
81

Summarized Financial Information
The first five columns in the table below present summarized financial information for (i) ABISA, (ii) ABIWW, (iii) ABIFI and (iv) ABC, and (v) Brandbrew, Brandbev and Cobrew. Investments in consolidated subsidiaries are presented under the equity method of accounting.
The final column presents financial information for ABISA and the Subsidiary Guarantors on a combined basis after elimination of intercompany transactions and balances among them and excluding investments in and equity in the earnings of both non-
Guarantor Subsidiaries and Guarantor Subsidiaries.

Income Statement Data For the year ended 31 December 2022	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Million US dollar
Revenue - external	443	—	—	14 489	—	—	14 932

Revenue from non-guarantor subsidiaries	103	—	—	196	—	—	299

Revenue from guarantor subsidiaries	—	—	—	57	—	(57)	—

Cost of sales - external	(280)	—	—	(6 030)	—	—	(6 310)
Cost of sales to non-guarantor subsidiaries	(152)	—	—	(585)	—	—	(738)
Cost of sales to guarantor subsidiaries	(14)	—	—	(36)	—	51	—

Gross profit	99	—	—	8 090	—	(6)	8 183

Selling, general and administrative expenses - external	(609)	—	—	(3 889)	(3)	—	(4 501)
Selling, general and administrative expenses (non-guarantor subsidiaries)	(4)	—	—	(329)	7	—	(327)
Selling, general and administrative expenses (guarantor subsidiaries)	287	1 237	—	(1 535)	4	6	—
Other operating income/(expenses)¹ - external	34	—	—	(26)	(1)	—	7
Other operating income/(expenses) (non-guarantor subsidiaries)	43	—	—	136	—	—	179
Other operating income/(expenses) (guarantor subsidiaries)	138	(4)	—	(133)	—	—	—

Profit/(loss) from operations	(11)	1 233	—	2 315	6	—	3 542

Net finance income/(cost) 1 - external	(701)	(1 492)	(295)	(984)	686	—	(2 785)
Net finance income/(cost) (non-guarantor subsidiaries)	17	(210)	19	773	14	—	611
Net finance income/(cost) (guarantor subsidiaries)	236	1 003	292	(1 035)	(495)	—	—
Income tax expense	(15)	(125)	(3)	(250)	—	—	(393)

Profit/(loss)	(474)	409	12	818	210	—	975

Income from non-guarantor subsidiaries	5 958	(3)	—	199	263	(6 418)	—
Income from guarantor subsidiaries	485	1 018	—	—	—	(1 503)	—

Profit of the year	5 969	1 423	12	1 018	473	(7 920)	975

1	Other operating income/(expenses) and Net finance income/(cost) include exceptional items.

F-
82

Income Statement Data For the year ended 31 December 2021	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Million US dollar
Revenue - external	472	—	—	14 104	—	—	14 576

Revenue from non-guarantor subsidiaries	122	—	—	222	—	—	344

Revenue from guarantor subsidiaries	—	—	—	54	—	(54)	—

Cost of sales - external	(275)	—	—	(5 462)	—	—	(5 737)
Cost of sales to non-guarantor subsidiaries	(157)	—	—	(687)	—	—	(844)
Cost of sales to guarantor subsidiaries	(15)	—	—	(34)	—	49	—

Gross profit	147	—	—	8 197	—	(5)	8 339

Selling, general and administrative expenses - external	(589)	—	—	(3 974)	6	—	(4 557)
Selling, general and administrative expenses (non-guarantor subsidiaries)	(17)	—	—	(248)	12	—	(253)
Selling, general and administrative expenses (guarantor subsidiaries)	158	1 313	—	(1 491)	15	5	—
Other operating income/(expenses)¹ - external	2	—	—	(191)	—	—	(189)
Other operating income/(expenses) (non-guarantor subsidiaries)	37	—	—	114	—	—	151
Other operating income/(expenses) (guarantor subsidiaries)	42	(5)	—	(37)	—	—	—

Profit/(loss) from operations	(220)	1 308	—	2 370	33	—	3 491

Net finance income/(cost) 1 - external	(1 016)	(2 088)	(346)	(1 484)	109	—	(4 825)
Net finance income/(cost) (non-guarantor subsidiaries)	149	2 025	60	713	817	—	3 764
Net finance income/(cost) (guarantor subsidiaries)	139	(1 314)	350	1 276	(451)	—	—
Share of result of associates and joint ventures	—	—	—	2	—	—	2
Income tax expense	(13)	(56)	(12)	(296)	—	—	(377)

Profit/(loss)	(961)	(125)	52	2 581	508	—	2 055

Income from non-guarantor subsidiaries	4 717	(58)	—	201	361	(5 221)	—
Income from guarantor subsidiaries	914	2 977	—	—	—	(3 891)	—

Profit of the year	4 670	2 794	52	2 782	869	(9 112)	2 055

1	Other operating income/(expenses) and Net finance income/(cost) include exceptional items.

F-
83

Statement of Financial Position Data As at 31 December 2022	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Million US dollar
Due from non-guarantor subsidiaries	11 750	5 033	—	64 009	18 240	—	99 031
Due from guarantor subsidiaries	—	6 649	3 815	9 058	—	(19 522)	—

Due from subsidiaries	11 750	11 682	3 815	73 067	18 240	(19 522)	99 031

Property, plant and equipment	32	—	—	4 406	—	—	4 438
Goodwill and intangible assets	1 538	—	—	55 575	97	—	57 210
Investments in subsidiaries	112 409	79 331	—	21 018	15 461	(228 219)	—
Derivatives	—	—	—	—	59	—	59
Other non-current assets	—	240	10	21	—	—	270

Other non-current assets	113 980	79 570	10	81 020	15 617	(228 219)	61 978

Total non-current assets	125 729	91 252	3 825	154 087	33 857	(247 741)	161 009

Due from non-guarantor subsidiaries	909	154	363	1 993	176	—	3 595
Due from guarantor subsidiaries	548	6 897	65	93	1 737	(9 342)	—

Due from subsidiaries	1 457	7 051	428	2 086	1 913	(9 342)	3 595

Inventories	—	—	—	939	—	—	939
Derivatives	—	—	—	34	205	—	239
Trade and other receivables	166	—	—	745	151	—	1 062
Cash and cash equivalents	73	1	—	110	10 659	—	10 843
Other current assets	8	273	—	—	2	—	284

Other current assets	248	274	—	1 828	11 018	—	13 367

Total current assets	1 705	7 325	428	3 914	12 931	(9 342)	16 962

Total equity	73 398	55 459	380	108 991	23 241	(228 219)	33 250

Due to non-guarantor subsidiaries	16 496	2 960	—	1 851	3 350	—	24 657
Due to guarantor subsidiaries	3 815	9 058	—	6 649	—	(19 522)	—

Due to subsidiaries	20 311	12 018	—	8 500	3 350	(19 522)	24 657

Interest-bearing loans and borrowings	22 833	30 541	3 802	19 916	—	—	77 092
Employee benefits	3	—	—	469	—	—	472
Deferred tax liabilities	—	—	—	6 538	16	—	6 555
Derivatives	—	—	—	—	184	—	184
Other non-current liabilities	—	—	—	198	—	—	198

Other non-current liabilities	22 836	30 541	3 802	27 122	200	—	84 502

Total non-current liabilities	43 147	42 559	3 802	35 622	3 550	(19 522)	109 159

Due to non-guarantor subsidiaries	258	13	—	2 321	10 302	—	12 894
Due to guarantor subsidiaries	2 259	25	—	6 951	106	(9 342)	—

Due to subsidiaries	2 517	38	—	9 272	10 408	(9 342	12 894

Interest-bearing loans and borrowings	—	—	—	66	—	—	66
Derivatives	2	—	—	95	5 038	—	5 135
Bank overdrafts	7 477	—	—	—	4 509	—	11 986
Trade and other payables	821	521	69	3 911	41	—	5 363
Other current liabilities	73	—	2	43	—	—	117

Other current liabilities	8 372	521	71	4 115	9 588	—	22 668

Total current liabilities	10 889	559	71	13 387	19 996	(9 342)	35 562

F-8
4

Statement of Financial Position Data As at 31 December 2021	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Million US dollar
Due from non-guarantor subsidiaries	13 141	15 102	1 200	32 092	16 496	—	78 031
Due from guarantor subsidiaries	—	—	6 076	1 233	—	(7 309)	—

Due from subsidiaries	13 141	15 102	7 276	33 325	16 496	(7 309)	78 031

Property, plant and equipment	62	—	—	4 343	—	—	4 405
Goodwill and intangible assets	1 364	—	—	55 283	97	—	56 744
Investments in subsidiaries	112 722	79 596	—	35 862	15 017	(243 197)	—
Derivatives	—	—	—	—	48	—	48
Other non-current assets	—	207	—	30	—	—	237

Other non-current assets	114 148	79 803	—	95 518	15 162	(243 197)	61 434

Total non-current assets	127 289	94 905	7 276	128 843	31 658	(250 506)	139 465

Due from non-guarantor subsidiaries	646	—	71	3 007	3 436	—	7 160
Due from guarantor subsidiaries	655	5 934	731	81	3 402	(10 803)	—

Due from subsidiaries	1 301	5 934	802	3 088	6 838	(10 803)	7 160

Inventories	—	—	—	961	—	—	961
Derivatives	—	—	—	132	293	—	425
Trade and other receivables	201	—	—	546	9	—	756
Cash and cash equivalents	1 127	7	7	367	8 156	—	9 664
Other current assets	9	—	—	57	2	—	68

Other current assets	1 337	7	7	2 063	8 460	—	11 874

Total current assets	2 638	5 941	809	5 151	15 298	(10 803)	19 034

Total equity	68 669	57 635	678	71 348	23 849	(243 197)	(21 018)

Due to non-guarantor subsidiaries	17 517	7 325	—	20 768	3 350	—	48 960
Due to guarantor subsidiaries	6 076	1 233	—	—	—	(7 309)	—

Due to subsidiaries	23 593	8 558	—	20 768	3 350	(7 309)	48 960

Interest-bearing loans and borrowings	25 483	33 064	7 268	19 905	—	—	85 720
Employee benefits	3	—	—	803	—	—	806
Deferred tax liabilities	—	—	1	6 520	60	—	6 581
Derivatives	—	—	—	—	100	—	100
Other non-current liabilities	—	—	—	110	—	—	110

Other non-current liabilities	25 486	33 064	7 269	27 338	160	—	93 317

Total non-current liabilities	49 079	41 622	7 269	48 106	3 510	(7 309)	142 277

Due to non-guarantor subsidiaries	244	732	—	4 771	9 190	—	14 937
Due to guarantor subsidiaries	4 658	24	—	5 875	246	(10 803)	—

Due to subsidiaries	4 902	756	—	10 646	9 436	(10 803)	14 937

Interest-bearing loans and borrowings	1	218	—	19	—	—	238
Derivatives	2	—	—	12	5 666	—	5 680
Bank overdrafts	6 292	—	2	—	4 474	—	10 768
Trade and other payables	905	543	131	3 863	21	—	5 463
Other current liabilities	77	72	5	—	—	—	154

Other current liabilities	7 277	833	138	3 894	10 161	—	22 303

Total current liabilities	12 179	1 589	138	14 540	19 597	(10 803)	37 240

33.	Events after the reporting date
None.

F-8
5

34.	AB InBev companies
The most important AB InBev companies included in the consolidation scope are listed below. The complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1,
B-3000
Leuven, Belgium.
LIST OF THE MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

Name and registered office of the fully consolidated companies	% economic interest as at 31 December 2022
Argentina
Cerveceria y Malteria Quilmes Saica Y G - Charcas 5160 - C1425BOF Buenos Aires	61.62%

Belgium
Anheuser-Busch InBev NV - Grand Place 1 - 1000 Brussels	Consolidating
Brasserie de l’Abbaye de Leffe S.A. - Place de l’Abbaye, 1 - 5500 - Dinant	98.54%
Brouwerij van Hoegaarden N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00%
Cobrew N.V - Brouwerijplein 1, 3000 Leuven	100.00%
InBev Belgium BV/SRL - Boulevard Industriel, 21 - 1070 Anderlecht	100.00%

Bolivia
Cervecería Boliviana Nacional S.A. - Av. Montes 400 & Calle Chuquisaca No. 121, Zona Challapampa, La Paz	52.72%

Botswana
Kgalagadi Breweries (Pty) Ltd - Plot 20768, Kudu Road, Broadhurst Industrial Estate - PO Box 1157 - Gaborone¹	31.06%

Brazil
Ambev S.A. - Rua Dr. Renato Paes de Barros 1017, 3° Andar Itaim Bibi, São Paulo	61.77%

Canada
Labatt Brewing Company Limited - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.77%

Chile
Cerveceria Chile S.A - Av. Presidente Eduardo Frei Montalva 9600, Quilicura - 8700000 Santiago de Chile	61.77%

China
Anheuser-Busch Inbev (China) Sales Company Limited - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	87.22%
Anheuser-Busch InBev (Wuhan) Brewing Co., Ltd. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	84.66%
Anheuser-Busch InBev Sedrin Brewery Co., Ltd - No.1 West Xuejin Avenue,Hanjiang District - 351111 - Putian City, Fujian Province	87.22%
Anheuser-Busch InBev Southeast Sales Co., Ltd. - No.1 West Xuejin Avenue, Hanjiang District, Putian, Fujian , P.R.China - 351111 - Putian City, Fujian Province	87.22%
Blue Girl Beer (Guangzhou) Co. Ltd - Units 2101,21/F, Tower A, China International Centre, 33 Zhongshan San Road - 510000 - Guangzhou City	56.69%

Colombia
Bavaria & Cia S.C.A. - Carrera 53 A, No 127 - 35 - 110221 - Bogota	99.16%

Czech Republic
Pivovar Samson s.r.o. - Lidická 458/51, 37001, České Budějovice	100.00%

Dominican Republic
Cervecería Nacional Dominicana S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 10100 - Santo Domingo 2	52.51%

Ecuador
Cervecería Nacional S.A. - Via a daule km 16,5 y calle cobre s/n - EC090150 - Guayaquil, Guayas	95.58%

El Salvador
La Constancia Ltda de C.V. - Avenida Independencia, No 526 - PBX (503) 2209-7555 - San Salvador	100.00%

France
AB InBev France S.A.S. - Immeuble Crystal, 38, Place Vauban - C.P. 59110 - La Madeleine	100.00%

1	The group’s shares entitle the holder to t wic e the vo tin g ri ght s.
2	85% owned by Ambev S.A.

F-8
6

Germany
Anheuser-Busch InBev Deutschland GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	100.00%
Anheuser-Busch InBev Germany Holding GmbH - Am Deich 18/19 - 28199 - Bremen	100.00%

Ghana
Accra Brewery PLC - 20 Graphic Road, South Industrial Area - Box GP1219 - Accra	61.61%

Honduras
Cervecería Hondureña S.A. de C.V. - Boulevard del Norte - Postal No. 86 - San Pedro Sula	99.61%

Hong Kong
Budweiser Brewing Company APAC Limited - Suites 3012-16, Tower Two, 1 Matheson Street, Causeway Bay, Hong Kong	87.22%

India
Crown Beers India Private Limited - 510/511, Minerva House, Sarojini Devi Road - 500003 - Secunderabad, Telangana	87.22%
Anheuser Busch InBev India Limited - Unit No.301-302, Dynasty Business Park, 3rd Floor Andheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra	87.05%

Italy
Anheuser-Busch InBev Italia - Via Fratelli Castiglioni, 8, 20124 Milano MI, Italy	100.00%

Luxembourg
Brasserie de Luxembourg Mousel-Diekirch S.A. - Rue de la Brasserie, 1 - L-9214 - Diekirch	95.82%

Mexico
Cervecería Modelo de México S. de R.L. de C.V. - Cerrada de Palomas 22, 6th Floor, Reforma Social, Miguel Hidalgo, 11650 Mexico City	100.00%

Mozambique
Cervejas De Moçambique SA - Rua do Jardim 1329, Maputo	51.47%

Netherlands
AB InBev Africa B.V. - Ceresstraat 1 - 4811 CA - Breda	62.00%
InBev Nederland N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00%
Interbrew International B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00%

Nigeria
International Breweries PLC - 22/36 Glover Road, Lagos, Ikoyi¹	43.00%

Panama
Cervecería Nacional S. de R.L. - Complejo Business Park, Costa del Este Torre Oeste, Piso No.2 Panamá	61.77%

Paraguay
Cervecería Paraguaya S.A. - Ruta Acceso Sur Km 30 s/ Desvío a Villeta N° 825	53.96%

Peru
Compania Cervecera AmBev Peru S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - 25 - Lima	97.22%
Unión de Cervecerías Peruanas Backus y Johnston S.A.A. - Av. Nicolas Ayllon 3986, Ate - 3 - Lima	93.65%

South Africa
SABSA Holdings (Pty) Ltd - 65 Park Lane, Sandown - 2001 - Johannesburg	100.00%
The South African Breweries (Pty) Ltd - 65 Park Lane, Sandown - 2146 - Johannesburg	100.00%

South Korea
Oriental Brewery Co Ltd - 517, Yeongdong-daero, Gangam-gu, Seoul - Asem Tower 8th floor - Seoul	87.22%

Spain
Compañía Cervecera de Canarias S.A. - C/ Mali, 7 (38320 La Laguna - Santa Cruz de Tenerife)	51.03%

Switzerland
Anheuser-Busch InBev Procurement GmbH - Suurstoffi 22 - 6343 - Rotkreuz	100.00%

Tanzania
Tanzania Breweries PLC - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District, Dar es Salaam¹	39.65%

1	The company is consolidated due to the group’s majority shareholders and ability to control the operations.

F-8
7

Uganda
Nile Breweries Ltd - Plot M90 Yusuf Lule Road, Njeru - P.O. Box 762 - Jinja	61.64%

United Kingdom
AB InBev Holdings Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
AB InBev International Brands Limited - AB InBev House, Church Street West, Woking, Surrey, GU21 6HT	100.00%
AB InBev UK Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI SAB Group Holding Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI UK Holding 1 Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ZX Ventures Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%

United States
Anheuser-Busch Americas Holdings LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch Companies LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch InBev Worldwide Inc. - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch International LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch North American Holding LLC - One Busch Place - MO 63118 - St. Louis	100.00%
MCC Holding Company LLC - One Busch Place - MO 63118 - St. Louis	50.10%

Uruguay
Cerveceria y Malteria Paysandu S.A. - Cesar Cortinas, 2037 - C.P. 11500 Montevideo	61.77%

Vietnam
Anheuser-Busch InBev Vietnam Brewery Co., Ltd - 2 VSIP II-A, Street No. 28 - 820000 - Tan Uyen Town, Binh Duong Province	87.22%

Zambia
Zambian Breweries PLC - Plot No 6438, Mungwi Road - P.O. Box 31293 - Lusaka	54.02%

F-8
8

LIST OF THE MOST IMPORTANT COMPANIES CONSOLIDATED BY APPLYING THE EQUITY METHOD OF ACCOUNTING (ASSOCIATES)

Name and registered office of associates	% economic interest as at 31 December 2022
France
Société des brasseries et glacières internationales S.A. - 49 rue François 1er - 75008 - Paris¹	20.00%

Luxembourg
B.I.H. Brasseries Internationales Holding (Angola) Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg¹	27.50%
B.I.H. Brasseries Internationales Holding Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg¹	20.00%

Netherlands
AB InBev Efes B.V. - 1227 Strawinskylaan - 1077XX Amsterdam	50.00%

Turkey
Anadolu Efes Biracilik Ve Malt Sanayii A.S. - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00%

Zimbabwe
Delta Corporation Limited - Sable House, Northridge Close, Borrowdale - P.O. Box BW 343 - Harare	25.27%

1	Related to Castel group.

F-8
9