Form 20-F
period 2023-12-31
Anheuser-Busch InBev SA/NV
filed 2024-03-11
CIK 1668717

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31
December 2023
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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary shares without nominal value		New York Stock Exchange*
American Depositary Shares, each representing one ordinary share without nominal value	BUD	New York Stock Exchange
3.750% Notes due 2042 (issued July 2012)	BUD42A	New York Stock Exchange
4.000% Notes due 2043 (issued January 2013)	BUD/43	New York Stock Exchange
4.625% Notes due 2044 (issued January 2014)	BUD/44	New York Stock Exchange
4.700% Notes due 2036 (issued January 2016)	BUD/36	New York Stock Exchange
4.900% Notes due 2046 (issued January 2016)	BUD/46	New York Stock Exchang e
4.950% Notes due 2042 (issued December 2016)	BUD/42	New York Stock Exchange
6.625% Notes due 2033 (issued December 2016)	BUD/33	New York Stock Exchange
5.875% Notes due 2035 (issued December 2016)	BUD/35	New York Stock Exchange
4.000% Notes due 2028 (issued April 2018)	BUD/28	New York Stock Exchange
4.375% Notes due 2038 (issued April 2018)	BUD/38	New York Stock Exchange
4.600% Notes due 2048 (issued April 2018)	BUD/48A	New York Stock Exchange
4.750% Notes due 2058 (issued April 2018)	BUD/58	New York Stock Exchange
4.750% Notes due 2029 (issued January 2019)	BUD/29	New York Stock Exchange
4.900% Notes due 2031 (issued January 2019)	BUD/31	New York Stock Exchange
5.450% Notes due 2039 (issued January 2019)	BUD/39A	New York Stock Exchange
5.550% Notes due 2049 (issued January 2019)	BUD/49	New York Stock Exchange
5.800% Notes due 2059 (issued January 2019)	BUD/59	New York Stock Exchange
3.500% Notes due 2030 (issued April 2020)	BUD/30	New York Stock Exchange
4.350% Notes due 2040 (issued April 2020)	BUD/40	New York Stock Exchange
4.500% Notes due 2050 (issued April 2020)	BUD/50	New York Stock Exchange
4.600% Notes due 2060 (issued April 2020)	BUD/60	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,737,197,263 ordinary shares without nominal value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

-ii-

-iii-

GENERAL INFORMATION

In this annual report on Form 20-F (“Form 20-F”) references to:

•

“AB InBev,” “we,” “us”, “our” and “the company” are, as the context requires, to Anheuser-Busch InBev SA/NV (formerly Newbelco SA/NV) or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV and consolidated into our results, including to the predecessor Anheuser-Busch InBev SA/NV or Anheuser-Busch InBev SA/NV and the group of companies owned and/or controlled by Anheuser-Busch InBev SA/NV prior to the completion of the combination with SAB on 10 October 2016;

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

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

On 22 April 2022, we announced our decision to sell our non-controlling interest in the AB InBev Efes joint venture, in which we own a 50% non-controlling stake and which we do not consolidate, and that we were in active discussions with Anadolu Efes, the controlling shareholder of AB InBev Efes, to acquire that interest. As a result, we derecognized the investment in AB InBev Efes and reported a USD 1,143 million non-cash impairment charge in exceptional share of result of associates as of 30 June 2022. See also note 16 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 included in this Form 20-F. On 19 December 2023, we announced that Anadolu Efes has agreed to acquire the entirety of our non-controlling interest in AB InBev Efes. No amount will be paid on closing. Completion of the transaction is subject to required regulatory and governmental approvals, and other customary closing conditions. As of 31 December 2023, the investment in AB InBev Efes remains classified as a non-current asset held for sale.

See “Item 5. Operating and Financial Review—B. Significant Accounting Policies—Summary of Changes in Accounting Policies” for further information on how our accounting policies changed in 2023.

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position, Brand Power of our portfolio, industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. The principal sources generally used include Circana, Plato Logic Limited and AC Nielsen. The Brand Power of our portfolio of beer and Beyond Beer brands is assessed based on data sourced from reports published by Kantar Worldpanel. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

-v-

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

•

continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on inflationary impacts, and economic and political sanctions;

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

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

-vi-

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending and behavior;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	damage to our reputation or the image and reputation of our brands;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	climate change and other environmental concerns;

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

Many of these risks and uncertainties are, and will be, exacerbated by the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea, and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

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

-vii-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.	ADVISERS

Not applicable.

C.	AUDITORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	OFFER STATISTICS

Not applicable.

B.	METHOD AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[RESERVED]

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

•	Our business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences.

•	Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.

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

•	Damage to our reputation or the image and reputation of our brands can adversely affect our business.

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

6.	Brand and Intellectual Property Risks

•	We rely on the image and reputation of our brands and our marketing efforts may be restricted by regulations.

•	We may not be able to protect our intellectual property rights, and our ability to compete effectively may be harmed if our intellectual property rights are infringed by third parties.

•	An impairment of goodwill or other intangible assets could adversely affect our financial condition.

7.	Other risks related to our business

•	Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations.

•	We are exposed to the risk of labor strikes and disputes that could lead to a negative impact on our costs and production level.

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

Downturns in the worldwide economy, due to inflation, geopolitical instability (such as the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea), increases in energy prices, public health crises, changes in government policies and increased interest rates or other factors, have had, and may continue to have, far reaching adverse consequences across many industries, including the alcohol beverage industry. Our products are sold in over 150 countries worldwide, and our business and financial condition may be adversely affected by unfavorable political or economic developments in any of the countries where our products are made, manufactured, distributed or sold. Markets across the world experienced significant inflationary pressures in 2022 and 2023 and inflation rates in certain countries in which we operate may continue at elevated levels in the near-term. In addition, central banks in various countries have raised, and may again raise, interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and eroding the purchasing power of consumers. Interest rate increases or other government actions taken to reduce inflation could also contribute to recessionary pressures in many parts of the world. Unfavorable macroeconomic conditions in any of our key markets, including the U.S., U.K., Europe and China, may negatively affect our financial performance.

Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Difficult macroeconomic conditions in our key markets, such as decreases in per capita income and level of disposable income driven by increases in inflation and the cost of living, have adversely affected demand for our products in the past. Under difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products, by shifting away from our premium products to lower-priced products offered by us or other companies or by shifting to off-premise from on-premise consumption, which could have a material adverse effect on the demand for our products and may negatively impact our revenues. Moreover, because a sizeable portion of our brand portfolio consists of premium and core beers, our volumes and revenue may be impacted to a greater degree than those of some of our competitors, the sales of which depend less on premium or core brands. For additional information on the categorization of the beer market and our positioning, see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer.” Softer consumer demand for our products could reduce our profitability and could negatively affect our overall financial performance.

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

Capital and credit market volatility, such as that experienced in recent years, may result in downward pressure on stock prices and credit capacity of issuers. Potential changes in social, political, regulatory and economic conditions in the U.S. and the European Union may be significant drivers of capital and credit market volatility. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our Ordinary Shares and our ADSs.

Our business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences.

Our business, financial performance and results of operations have been adversely affected by the ongoing conflict between Russia and Ukraine. On 22 April 2022, we announced our decision to sell our non-controlling interest in the AB InBev Efes joint venture, in which we own a 50% non-controlling stake and which we do not consolidate, and that we were in active discussions with Anadolu Efes, the controlling shareholder of AB InBev Efes, to acquire that interest. As a result, we derecognized the investment in AB InBev Efes and reported a USD 1,143 million non-cash impairment charge in exceptional share of result of associates as of 30 June 2022. See also note 16 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 included in this Form 20-F. On 19 December 2023, we announced that Anadolu Efes has agreed to acquire the entirety of our non-controlling interest in AB InBev Efes. No amount will be paid on closing. Completion of the transaction is subject to required regulatory and governmental approvals, and other customary closing conditions. There can be no assurances on when and whether these approvals will be obtained. Any payments we receive after completion will be subject to additional regulatory approvals and are expected to be not material.

In connection with the ongoing conflict between Russia and Ukraine, the U.S. government, the European Commission and the authorities of certain other jurisdictions in which we operate have imposed sanctions on certain individuals and organizations in Russia, controls on exports to Russia covering a wide range of products and services, and restrictions on U.S., EU and other nationals carrying out certain activities in Russia or in support of Russian businesses. As a result of the conflict and international reactions thereto, Russian authorities have also imposed various economic and financial restrictions, including significant currency control measures aimed at restricting the outflow of foreign currency and capital and restrictions on transacting with non-Russian parties. The implementation or expansion of these economic sanctions, trade restrictions, export and currency controls and other restrictive measures may make it difficult for us to divest our non-controlling interest in AB InBev Efes or for AB InBev Efes to remit cash from Russia to other jurisdictions. Any failure to comply with applicable sanctions and restrictions could subject us to regulatory penalties and reputational risk. Even though we are divesting our interest in the joint venture with Anadolu Efes, AB InBev Efes, in which we own a 50% non-controlling stake and which we do not consolidate, the foregoing developments have had, and may continue to have, an adverse impact on our business, financial performance and results of operations, and could result in damage to our reputation.

The broader geopolitical and economic consequences of the ongoing conflict between Russian and Ukraine and in the Middle East, including the conflict in the Red Sea, could have the effect of heightening other risks described in this Form 20-F, including, but not limited to, adverse effects on economic and political conditions in our key markets, further disruptions to global supply chains and increases in commodity and energy prices with follow-on global inflationary impacts, additional sanctions and restrictive measures, increased risk of cyber incidents or other disruptions to our information systems, which could materially adversely affect our business and operations. See also “—We are exposed to risks associated with global, regional and local economic weakness and uncertainty (including those resulting from an economic downturn, recession, inflationary pressures and/or geopolitical instability), which could adversely affect our business and operations, the demand for our products and the market price of our Ordinary Shares and ADSs”, “—Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities could have an adverse effect on our results of operations”, and “—If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause our reputation, our sales or our profitability to suffer” for details regarding the impact military conflicts have had, and may continue to have, on our business and operations. The ultimate impact of these disruptions depends on events beyond our knowledge or control, including the scope and duration of the conflict and actions taken by parties other than us to respond to them, and cannot be predicted.

Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.

Although we report our consolidated results in U.S. dollars, in 2023, we derived 74.3% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for our reporting purposes, as we cannot hedge against translational exposures. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

During 2023, several currencies, such as the Argentinean peso, the Chinese yuan and the South African rand, depreciated against the U.S. dollar, while other currencies, such as the Brazilian real and the Mexican peso, appreciated against the U.S. dollar. Our total consolidated revenue was USD 59.4 billion for the year ended 31 December 2023, an increase of USD 1.6 billion compared to the year ended 31 December 2022. The negative impact of unfavorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2023 was USD 2.7 billion, primarily as a result of the impact of the currencies listed above.

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29 Financial Reporting in Hyperinflationary Economies), requiring us to restate the results of our operations for the years ended 31 December 2022 and 2021 in hyperinflationary economies for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. If the economic or political situation in Argentina further deteriorates, our South America operations may be impacted by restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our ability to access funds from Argentina, our financial condition and operating results. See “—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Foreign Currency.”

Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our results of operations and profitability. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2023 Compared to the Year Ended 31 December 2022” for further details on the impact of currency translation effects on our results of operations.

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

Much of our debt is denominated in U.S. dollars, while a significant portion of our cash flows is denominated in currencies other than the U.S. dollar. From time to time we enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of our liabilities to our cash flows could result in increased costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 27 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023, for further details on our approach to hedging commodity price and foreign currency risk.

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

To fund the combination with SAB, we incurred a significant amount of debt. Since the combination with SAB we have undertaken further debt issuance and debt liability management exercises; see “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Funding Sources—Borrowings” for more information on our financing activities. Following the combination with SAB, the portion of our consolidated balance sheet represented by debt is higher as compared to our historical position and we expect it to remain so in the near term.

Our continued increased level of debt could have significant consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•

limiting our ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of our assets and opportunities fully;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	impairing our ability to obtain additional financing in the future, or requiring us to obtain financing involving restrictive covenants;

•	requiring us to issue additional equity (possibly under unfavorable conditions), which could dilute our existing shareholders’ equity;

•	limiting our ability to pay dividends or pursue other capital distributions to shareholders; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

In addition, ratings agencies may downgrade our credit ratings below their current levels. As of the date of this Form 20-F, our credit rating from Standard & Poor’s (“S&P”) Global Ratings was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and our credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Any credit rating downgrade could materially adversely affect our ability to finance our ongoing operations and our ability to refinance the debt incurred to fund the combination with SAB, including by increasing our cost of borrowing and significantly harming our financial condition, results of operations and profitability, including our ability to refinance our other existing indebtedness.

In recent years, we have given priority, among other things, to allocate surplus free cash flow (remaining after investments in our business) to balance leverage, return cash to shareholders and pursue selective mergers and acquisitions. While we aim to dynamically allocate excess cash between our capital allocation priorities, our level of outstanding debt may restrict the amount of dividends we are able to pay.

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

Lenders and institutional investors may reduce or cease to provide funding to borrowers because of concerns about the stability of the financial markets generally or the strength of counterparties. If such uncertain conditions occur, our costs could increase beyond what is anticipated. Certain of our subsidiaries could experience difficulties in obtaining or renewing third party guarantees or security arrangements that may be required to secure their performance of potential obligations under certain agreements and legal proceedings; see also “—The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations”. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, could have a material adverse effect on our financial condition and results of operations.

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

Some of the debt we have issued or incurred was issued or incurred at variable interest rates, which exposes us to changes in such interest rates. As of 31 December 2023, after certain hedging and fair value adjustments, USD 2.5 billion, or 3.2%, of our interest-bearing financial liabilities (which include bonds, loans, lease liabilities and bank overdrafts) bore a variable interest rate, while USD 75.7 billion, or 96.8%, bore a fixed interest rate. Moreover, a significant part of our external debt is denominated in non-U.S. dollar currencies, including the Canadian dollar, the Euro, the Chinese yuan and the South Korean won. Although we enter into interest rate swap agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 27 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 for further details on our approach, currency and interest rate risk.

The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. In particular, 26.8% (USD 15.9 billion) of our total revenue of USD 59.4 billion in 2023 came from our Brazilian listed subsidiary, Ambev, which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange (“NYSE”). Furthermore, 11.5% (USD 6.9 billion) of our total revenue of USD 59.4 billion in 2023 came from our Asia Pacific listed subsidiary, Budweiser Brewing Company APAC Limited (“Budweiser APAC”), which, since September 2019, is not wholly owned and is listed on the Hong Kong Stock Exchange.

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

The supply and price of raw materials and commodities used for the production of our products can be affected by a number of factors beyond our control, including the level of crop production around the world, inflation, global geopolitical events, including war and other conflicts, energy prices, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, currency fluctuations, governmental regulations and legislation affecting agriculture, trade agreements among producing and consuming nations, extreme weather conditions, natural disasters, health epidemics, pandemics or other disease outbreaks, economic factors affecting growth decisions, political developments, various plant diseases and pests. See also “—We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties or their failure to meet their obligations to us could negatively affect our business.”

We cannot predict future availability or prices of the raw materials or commodities required for our products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations, including as a result of inflationary pressures, the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea, increased energy prices, public health crises, fluctuations in currency exchange rates, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities. The foregoing may affect the price and availability of raw materials and commodities that we use to manufacture our products, as well as the cans and bottles in which our products are packaged. Likewise, disruptions or constraints in the availability of shipping or transportation services may affect the price or availability of raw materials or commodities required for our products, and may adversely affect our operations. We experienced higher commodity and logistics costs in 2022 and 2023, which may continue. We may not be able to increase our prices to offset these increased costs or increase our prices without suffering reduced volume, revenue and operating income.

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

The production and distribution of our products require material amounts of energy, including the consumption of oil-based products, natural gas, biomass, coal and electricity. Energy prices have been subject to significant price volatility in the recent past and may be again in the future, including as a result of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea. High energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a negative effect on operating income and could potentially challenge our profitability in certain markets. There is no guarantee that we will be able to pass along increased energy costs to our customers in every case.

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

Damage to our reputation or the image and reputation of our brands can adversely affect our business.

Our reputation forms the foundation of our relationships with key stakeholders and other constituencies, including consumers, distributors, customers and suppliers, and maintaining a positive reputation globally is critical to the successful operation of our business. Damage to our reputation or the image and reputation of our brands could adversely affect our business, sales, results of operations, cash flows, financial condition and/or market price of our securities.

Negative publicity surrounding us, our brands, our activities, our advertising campaigns, our personnel or our business partners, and consumer perception of our response to political and social issues or catastrophic events could damage our reputation or the image and reputation of our brands and may decrease demand for our products. Our reputation and the image and reputation of our brands could be damaged as a result of consumers’ perceptions of our support of, association with or lack of support or disapproval of certain social causes. Further, campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting us, our personnel, our supply chain, our products or our business partners with a failure to maintain high ethical, business and environmental, social and governance practices, including with respect to human rights, workplace conditions and employee health and safety, whether actual or perceived, could adversely impact our reputation and the image and reputation of our brands. Social media, which accelerates and potentially amplifies the scope of negative publicity, can increase the challenges of responding to negative claims, even if such claims are untrue.

Our sponsorship relations and promotional partnerships may also subject us to negative publicity as result of any actual or alleged conduct, or consumers’ perceptions of socio-political views expressed, by our promotional partners or individuals and entities associated with organizations we sponsor or support. Negative claims or publicity involving our sponsorship or promotional partners, including as a result of any of their activities that harm their public image or reputation, could also have an adverse effect on our reputation or the image and reputation of our brands. These and other factors have reduced in the past, and could continue to reduce, consumers’ willingness to purchase certain of our products, thereby adversely affecting our business. For example, in 2023, sales of Bud Light declined in the U.S. as a result of negative publicity.

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

Moreover, the retail industry, particularly in Europe, North America and other countries in which we operate, continues to consolidate, resulting in larger retailers with increased purchasing power, which may affect our profitability in these markets. Larger retailers may seek to improve their profitability and sales by asking for lower prices or increased trade spending. Such efforts by retailers could result in reduced profitability for the beer industry as a whole and adversely affect our financial results.

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

We seek to limit our exposure to market fluctuations in the price and supply of these raw materials by entering into medium-and long-term fixed-price arrangements. Although we generally have multiple suppliers of raw materials and packaging materials, the termination of or any material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet its contractual obligations to us or otherwise deliver materials consistent with current usage, including as a result of sourcing constraints, disruptions in its supply chain or other difficulties, would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices or lower quality than those agreed with the original supplier. We may also be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations or our internal policies, or fails to meet certain quality standards. These factors could have a material impact on our production, distribution and sale of beer, other alcohol beverages and soft drinks and have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

For certain packaging supplies and raw materials, we rely on a small number of important suppliers which increases the risk of disruption in our supply chain. For example, we have a limited number of suppliers of aluminum cans and glass bottles as consolidation of the aluminum can industry and glass bottle industry in certain markets in which we operate has reduced local supply alternatives. In addition, certain of our subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause us to spend increased amounts on such supplies in the future. If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

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

We face several challenges inherent to these various culturally and geographically diverse business interests. For more information, see “—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.” Although we work with our associates on the implementation of appropriate processes and controls, we also face additional risks and uncertainties with respect to these minority investments because we may be dependent on systems, controls and personnel that are not under our control, such as the risk that our associates may violate applicable laws and regulations, which could have an adverse effect on our business, reputation, results of operations and financial condition. For more information, see “—If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause our reputation, our sales or our profitability to suffer.”

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

We have entered into various agreements with our subsidiaries. Notwithstanding the influence that we have over such subsidiaries, they may bring a legal claim against us in the event of a contractual breach. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Additionally, certain of our directors and/or our senior management may also be directors, managers or senior officers in certain of our subsidiaries. Since our interests and the ones of the relevant subsidiaries are not necessarily always the same or wholly aligned, such dual mandates and other relationships with our subsidiaries or related parties may in the future result in conflicts of interest.

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

We entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB on 20 July 2016. As part of this consent decree, we agreed, among other things, (i) not to acquire control of a distributor if doing so would result in more than 10% of our U.S. annual volume being distributed through majority-owned distributorships in the U.S. and (ii) to notify the U.S. Department of Justice at least 30 days prior to the consummation of any acquisition of a beer brewer, importer, distributor or brand owner deriving more than USD 7.5 million in annual gross revenue from beer sold for further resale in the United States or from license fees generated by such sales, subject to certain exceptions. The consent decree was approved and entered by the U.S. federal district court in the District of Columbia on 22 October 2018. The consent decree will expire on 20 July 2026 (ten years after the U.S. Department of Justice filed its complaint); however, the consent decree may now be terminated upon notice by the U.S. Department of Justice to the court that continuation of the consent decree is no longer necessary or in the public interest. Our compliance with our obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. Were we to fail to fulfill our obligations under the settlement, whether intentionally or inadvertently, we could be subject to monetary fines or other penalties. Our obligations under the settlement agreement may also adversely impact our U.S. operations.

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

A substantial proportion of our operations are carried out in developing markets, representing approximately 63.6% of our 2023 revenue, which include Argentina, Bolivia, Botswana, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Ghana, Guatemala, Honduras, India, Lesotho, Mexico, Mozambique, Namibia, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Uruguay, Vietnam and Zambia.

Our operations in these markets and equity investments in developing markets are subject to the usual risks of operating in developing countries, which include political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement. Such factors could affect our results by causing interruptions to our operations or by increasing the costs of operating in those countries or by limiting our ability to repatriate profits from those countries. The financial risks of operating in developing markets also include risks of illiquidity, inflation (for example, Brazil and Argentina have periodically experienced extremely high rates of inflation), devaluation (for example, the Brazilian, Argentine, Colombian, Peruvian, Turkish and several African currencies have been devalued frequently during the last several decades (see also “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.”)), price volatility, currency convertibility and country default.

Continued deterioration of the Argentine economy, or new foreign exchange, export repatriation or expropriation regimes could adversely affect our ability to access funds from Argentina, our financial condition and operating results. Further devaluations of the Argentine peso (or the functional currencies of our other operations) in the future, if any, may also decrease our net assets in Argentina (and of our other operations), with a balancing entry in our equity. For further discussion of the risks imposed by hyperinflation in Argentina, see “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.”

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

We compete with both brewers and other drinks companies and our products compete with other beverages. Globally, brewers, as well as other players in the beverage industry, compete mainly on the basis of the image and reputation of our brands, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues.

Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and tastes change. Such preferences can change rapidly and in unpredictable ways due to a variety of factors, including changes in prevailing economic conditions, changing social trends and attitudes regarding alcohol beverages, betterment trends and changing dietary preferences (including increased adoption of weight-loss drugs to reduce consumption overall or change consumption patterns), changes in consumer tastes, changes in leisure activity patterns or negative publicity resulting from regulatory action or litigation against us or comparable companies; for more information see “—Negative publicity regarding perceived health risks, failure to provide safe working environments and associated government regulation may harm our business.” Furthermore, developments in the regulatory frameworks governing the usage of cannabis could result in shifts in consumer preference and the impact that cannabis legalization could have on alcohol sales remains unclear.

Competition with brewers and producers of alternative beverages in our various markets and an increase in the purchasing power of participants in our distribution and sales channels could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures and/or prevent us from increasing prices to recover higher costs, thereby causing us to reduce margins or lose market share. Further, we may not be able to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing. Our marketing, promotional and advertising programs may not be successful in reaching consumers in the way we intend. Furthermore, innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than we can to emerging trends, such as the increasing consumer preference for “craft beers” produced by microbreweries and the growth of the spirit-based ready-to-drink (“RTD”) category in certain markets.

In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, due to a rapidly evolving digital landscape. Our business could be negatively affected if we are unable to anticipate changing consumer preferences for digital platforms or fail to continuously strengthen and evolve our capabilities in digital commerce and marketing. The success of our digital commerce activities depends in part on our ability to attract retailers, consumers and wholesalers to use our offerings and retain these relationships, which may be impacted by regulatory requirements, competitive pressures and other factors beyond our control. For more information regarding our digital commerce activities, please see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products— Digital Transformation and New Businesses”.

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

In recent years, there has been public and political attention directed at the soft drinks and alcohol beverage industries as a result of an increasing emphasis on health and well-being. Concerns about the health consequences of consuming alcohol beverages and increased activity from anti-alcohol groups or other governmental and regulatory bodies advocating for measures designed to reduce the consumption of alcohol beverages may reduce demand for certain of our products, which could adversely affect our profitability.

The global policy framework shaping the regulatory space for our products has evolved, and will likely continue to evolve, and the expectations of our stakeholders will continue to increase. We welcome the opportunity to reduce the harmful use of alcohol but despite the progress we have made on our Smart Drinking Goals, we may be criticized and experience an increase in the number of publications and studies debating our efforts to reduce the harmful consumption of alcohol, as advocates try to shape the public discussions.

We may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of our markets. Additional regulatory restrictions on our business, such as those on the legal minimum drinking age, product labeling, opening hours or marketing activities (including the marketing or selling of beer at sporting events), may cause the social acceptability of beer to decline significantly and consumption trends to shift away from it, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations also subject us to risks arising from labor practices, work conditions and employee health and safety. Negative publicity and campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting us, our supply chain or our business partners with workplace and human rights issues, whether actual or perceived, could adversely impact our reputation and may cause our business to suffer. We have adopted policies making a number of commitments to respect human rights, including our commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. Allegations, even if untrue, that we are not respecting our commitments or actual or perceived failure by our suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect our reputation and the image and reputation of our brands and may adversely affect our business.

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

Moreover, companies in the alcohol beverage industry and soft drink industry – including us – are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcohol beverages and soft drinks. As an illustration, we and certain other beer and other alcohol beverage producers from Brazil, Canada, Europe and the United States have been involved in class actions and other litigation seeking damages for, among other things, alleged marketing of alcohol beverages to underage consumers. If any of these types of litigation were to result in fines, damages or reputational damage to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

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

Taxation on our products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes (such as value-added tax (“VAT”)). In many jurisdictions, these taxes make up a large proportion of the cost of beer charged to consumers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins. These increases also adversely affect the affordability of our products and our profitability. In recent years, India, Tanzania, South Korea and South Africa, among others, increased beer excise taxes, and there was recently a significant threat of beer excise increases in Nigeria. At times, tax authorities make assessments against the Company for additional excise taxes and litigation or other proceedings can arise concerning the appropriateness or amounts of these assessments. Tax increases can result in significant price increases and have a significant impact on our sales of beer. See “—Negative publicity regarding perceived health risks, failure to provide safe working environments and associated government regulation may harm our business.”

In addition to excise taxes, additional charges may be levied in relation to tax stamps and other forms of fiscal marking. In recent years, we have seen a strong pressure to introduce costly and ineffective fiscal marking systems in several African markets. The cost of these marking schemes could adversely affect our businesses in the relevant countries (including their profitability).

In addition to excise and other indirect duties, we are subject to income and other taxes in the countries in which we operate. There can be no assurance that the operations of our breweries and other facilities will not become subject to increased taxation by local, national or foreign authorities or that we and our subsidiaries will not become subject to higher corporate income tax rates or to new or modified taxation regulations and requirements, including potential changes in Brazil. For example, in response to the increasing globalization and digitalization of trade and business operations, the Organization for Economic Co-operation and Development (“OECD”) has been working on international tax reform as an extension of its Base Erosion and Profit Shifting project. The reform initiative incorporates a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the markets where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate of 15%. In December 2021, the OECD published detailed rules to assist in the implementation of Pillar Two. In December 2022 the EU Council announced that EU Member States had reached an agreement to implement the minimum tax component (Pillar Two) of OECD’s global international tax reform initiative effective 1 January 2024. Most EU Member States have adopted these new rules into their domestic legislation, and implementation of these rules could significantly increase compliance burdens and complexity and may cause increased audit controversy with competent tax authorities. We are continuing to evaluate the impact of these legislative changes as new guidance becomes available, but there is no guarantee that we will be successful in mitigating the impact of the increased compliance burden.

Furthermore, on 16 August 2022, U.S. President Biden approved the Inflation Reduction Act (the “IRA”), whereunder US companies that report over USD 1 billion in profits to shareholders are subject to a 15% minimum tax based on book income. Changes in tax treaties, the introduction of new legislation or updates to existing legislation in countries in which we operate, or changes to regulatory interpretations of existing legislation as a result of the OECD tax reform initiatives, the IRA or otherwise could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where we operate.

We are also subject to regular reviews, examinations and audits by tax authorities in the jurisdictions in which we operate. Factors such as increased economic and political pressures to increase tax revenues have contributed to an increase in audit activity, tax authorities becoming more aggressive in their interpretation and enforcement of tax laws, more time and difficulty to resolve any audits or disputes and an increase in new tax legislation. Although we believe our tax estimates, methodologies and positions are reasonable and consistent with applicable law, significant judgment is required to evaluate applicable tax obligations and tax authorities may disagree with our judgments or may take increasingly aggressive positions with respect to the judgments we make. A tax authority’s final determination in the event of a tax audit could materially differ from our tax provisions and accruals or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have an adverse effect on our business, results of operations and financial condition.

We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, in connection with our previous acquisitions, various regulatory authorities have previously imposed conditions with which we are required to comply.

We are subject to antitrust and competition laws in the jurisdictions in which we operate. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, in June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by us in Belgium, and on 13 May 2019 published a decision concluding that certain of our actions restricted competition. For more information regarding antitrust investigations involving the Company, please see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Antitrust Matters”. In addition, our Brazilian subsidiary, Ambev, is subject to regulatory scrutiny from antitrust authorities in Brazil, Argentina, Bolivia, Uruguay, Panama, the Dominican Republic and other countries where it operates, and has been, and may in the future be, involved in proceedings initiated by Brazilian antitrust authorities, clients, competitors and other third parties alleging violations of antitrust laws. The United States Department of Treasury has issued a report on the United States alcohol industry containing a variety of recommendations for regulatory or legislative action, some of which, if adopted, could have an adverse effect on our business in the United States. There can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation and/or enforcement of existing antitrust or competition laws or competition laws related to digital platforms by competent authorities, civil antitrust litigation by private parties, or any agreements with competent antitrust or competition authorities, against us or our subsidiaries, including Ambev, will not affect our business or the businesses of our subsidiaries in the future or have a financial impact.

In addition, divestitures and other commitments made in order to obtain regulatory approvals for past or future acquisitions, or our failure to comply with such commitments, may have an adverse effect on our business, results of operations, financial condition and prospects. These or any conditions, remedies or changes also reduce the price we are able to obtain for such disposals or imposing additional costs on or limiting our revenues, any of which might have a material adverse effect on us and our results of operations.

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

Additionally, the global reach of our operations exposes us to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. Additionally, the U.S. federal government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting investments in and trade with China, imposing additional tariffs on imports from China and potentially imposing other restrictions on exports from China to the United States. Consequently, it is possible that additional or higher tariffs will be imposed on products imported from foreign countries, including China, or that our business will be adversely impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on our business in one or more of our key markets and results of operations.

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

Cervecería Bucanero S.A.’s main brands are Bucanero and Cristal. In 2023, Cervecería Bucanero S.A. sold 1 million hectoliters of beer, representing about 0.2% of our global volume of 585 million hectoliters for the year. Although Cervecería Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).

Based on U.S. foreign policy, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions against Cuba. Although our operations in Cuba through our subsidiary Ambev are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the identification of Cuba as a target of U.S. economic and trade sanctions. In addition, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Separately, Title IV of the Helms-Burton Act authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Since 2 May 2019, as a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. It remains uncertain how the activation of Title III of the Helms-Burton Act will impact our U.S. litigation exposure. We have received notice of potential claims purporting to be made under the Helms-Burton Act.

6. Brand and Intellectual Property Risks

We rely on the image and reputation of our brands and our marketing efforts may be restricted by regulations.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products; for more information see “—Damage to our reputation or the image and reputation of our brands can adversely affect our business.” The image and reputation of our products may be affected in the future and concerns about product quality, even when unfounded, could tarnish the image and reputation of our products. An event, or series of events, that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly and may not be possible.

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

An impairment of goodwill or other intangible assets could adversely affect our financial condition and results of operations.

Our accounting policy considers brands and distribution rights for our own products as intangible assets with indefinite useful lives, which are tested for impairment on an annual basis (or more often if an event or circumstance indicates that an impairment loss may have been incurred) and not amortized. As of 31 December 2023, our total goodwill amounted to USD 117.0 billion and our intangible assets with indefinite useful lives amounted to USD 38.2 billion. However, if our businesses do not develop as expected, we may be required to record future goodwill impairment charges which could have an adverse effect on our results of operations and financial conditions.

7. Other risks related to our business

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could have an adverse impact on global temperatures, weather and precipitation patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities necessary for our products, such as barley, hops and rice. In addition, social attitudes, customer preferences and investor sentiment are increasingly influenced by environmental, social and corporate governance (“ESG”) considerations, and as a result we may face pressure from our shareholders, regulators, suppliers, customers or consumers to further address ESG-related concerns which may require us to incur increased costs and expose us to regulatory inquiry or legal action, including actions related to any ESG claim or disclosure.

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

Our sustainability reporting considers key non-financial indicators and guidance from frameworks such as the Global Reporting Initiative (GRI) Standards, the Sustainability Accounting Standards Board (SASB), the United Nations (UN) Guiding Principles reporting framework, CDP Water and Climate, the Task Force on Climate-related Financial Disclosure (TCFD) and the relevant United Nations Sustainable Development Goals (SDGs). We are required to report greenhouse gas emissions, energy data and other related information to a variety of entities, and to comply with the wider obligations of the European Union Emissions Trading Scheme. In addition, regulators in various jurisdictions, including Europe and the U.S., have focused efforts on increased disclosures related to sustainability matters, including climate change and mitigation efforts, and these regulations (if adopted) could expand the nature, scope and complexity of matters that we are required to control, assess and report and we may be required to make additional investments and implement new practices and reporting processes, all entailing additional compliance risk. Disparate and evolving standards for identifying, measuring, and reporting sustainability metrics, including sustainability-related disclosures that may be required by the SEC, European and other regulators, could significantly increase compliance burdens and associated regulatory and reporting costs and complexity. If we are unable to measure, track and disclose information accurately and in a timely manner, we could be subject to civil penalties for non-compliance in the various jurisdictions in which we operate. In addition, the need for us to comply with the European Union Emissions Trading Scheme could result in increased operational costs if we are unable to meet our compliance obligations and exceed our emission allocations.

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

Our United States organization has approximately 5,970 hourly brewery workers represented predominantly by the International Brotherhood of Teamsters, but also by other unions with respect to specific classifications of employees at certain locations. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters. Our current agreement with Teamsters will expire on 28 February 2029.

Cybersecurity incidents and other disruptions to our information and operational technology systems, or in our supply chain, could damage our reputation and we could suffer a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.

We rely on information and operational technology systems, networks and services (“information systems”) to support our business processes and activities, including procurement and supply chain, manufacturing, sales, human resources management, distribution and marketing. We rely on information systems, including through services operated or maintained by third parties, to collect, process, transmit and store large amounts of electronic data, including, but not limited to, sensitive, confidential or personal information of customers and consumers, to enable the operation and management of our business, including, but not limited to, internal and external communications, to provide services and to manufacture and distribute the products that we sell. E-commerce, including direct sales to customers and consumers, has become increasingly integrated in our operations and contributes significantly to our sales and revenues. For more information regarding our digital commerce activities, please see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products— Digital Transformation and New Businesses”. Like most major corporations, our information systems may be vulnerable to a variety of threats that can compromise the confidentiality, integrity or availability of our data or information systems, including, but not limited to, natural disasters, physical attacks, telecommunications failures, power outages, unintentional or malicious actions of employees or contractors, computer viruses, hackers, phishing attempts, cyber-attacks, malware and ransomware attacks. The sophistication of cybersecurity threat actors continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence, for nefarious purposes. Additionally, digitization initiatives, such as those related to e-commerce, fintech and direct sales, that increase the amount of information that we process and maintain increase our potential exposure to a security incident impacting our information systems. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse or unavailability of, information systems could result in operational and supply chain disruptions, violations of data privacy laws and regulations, legal claims or proceedings, regulatory penalties, damage to our reputation or our competitive advantage, inability to meet contractual obligations, loss of opportunities to acquire or divest businesses or brands and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net operating revenues. More generally, technology disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition. The risks associated with informational and operational technology incidents have increased in recent years given the increased prevalence of remote work arrangements, and may be further heightened by geopolitical tensions and conflicts, such as the ongoing conflict between Russia and Ukraine.

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

In addition, our reliance on shared services centers for an increasing number of services important to conducting our business, including accounting, internal control, human resources and IT services, means that any technology disruption could impact a large portion of our business within the operating regions served. Any changes to or transitions of processes to, from or within shared services centers could lead to business disruptions, loss of sensitive or confidential data, and other harms. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of, or failure to attract new customers, lost revenues resulting from the disruption or shutdown of computer systems, unexpected failure of devices and software in use by our IT platforms, operations or supply chain disruptions, alteration, corruption or loss of accounting, financial or other data on which we rely for financial reporting and other purposes, which could cause errors or delays in our financial reporting, or the loss of or damage to intellectual property.

U.S. and foreign regulators have also increased their focus on cyber security vulnerabilities and risks. Compliance with, and changes to, laws and regulations concerning privacy, cybersecurity, and data protection could result in significant expense, and we may be required to make additional investments in security technologies. Our third-party partners and enterprise customers of the BEES business, which is operated by our wholly-owned subsidiary, also increasingly demand rigorous contractual provisions regarding privacy, cyber security, data governance, data protection and confidentiality, which may also increase our overall compliance burden.

We take various actions with the aim of minimizing the likelihood and impact of cybersecurity attacks and other disruptions to our information systems, such as investing in cyber defense solutions, conducting internal and external assessments, building and implementing business continuity plans and reviewing risk management processes. Regardless of such measures, we may suffer financial and reputational damage because of the impact of any such incident, including business disruption, an inability to meet contractual obligations or lost or misappropriated confidential information belonging to us, our current or former employees, our customers or suppliers, or consumers or other data subjects. As a result of any such incident, we may also become exposed to legal action and increased regulatory oversight. We could also be required to spend significant financial and other resources to investigate and remedy the damage caused by a security breach or to repair or replace networks and information systems.

While we continue to invest in prevention, detection, and response systems, no information system can be entirely free of vulnerability to attack, failure, or compromise. During the normal course of business, we have experienced and continue to expect to experience attempted breaches of our information systems and other cybersecurity incidents from time to time. In 2023, as in previous years, we experienced several cybersecurity incidents and other disruptions to our information systems. None of these incidents and systems disruptions, including those reported to us by our third-party partners, had a material impact on our business or operations or resulted in material unauthorized access to our data or our customers’ data.

If we fail to comply with personal data protection laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business and operating results.

In the ordinary course of our business, we receive, process, transmit and store information relating to identifiable individuals (“personal data”), such as employees, customers and consumers. As a result, we are subject to various laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. For example, we have data processing activities that are subject to the General Data Protection Regulation adopted in the EU, the California Consumer Privacy Act, the Personal Information Protection Law of the People’s Republic of China and the General Personal

Data Protection Law adopted in Brazil, among others. Any changes to existing personal data protection laws and the introduction of such laws in other jurisdictions, have subjected and may continue in the future to subject us to, among other things, additional costs and expenses and have required and may in the future require costly changes to our business practices and security systems, policies, procedures and practices. There is no assurance that our security and privacy controls over personal data, the training of employees and vendors on data privacy and data security, and the policies, procedures and practices we implemented or may implement in the future will prevent the improper disclosure of personal data. Improper disclosure of personal data and any other violations of personal data protection laws could harm our reputation, cause business and operational disruptions, increase our exposure to cybersecurity risks, subject us to government enforcement actions (including fines and data processing restrictions) or result in private litigation against us, which could negatively affect our business and operating results.

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

In recent years, our business, financial condition, cash flows and operating results were negatively impacted by the COVID-19 pandemic. While most countries around the world have removed the restrictions implemented in response to the COVID-19 pandemic, the emergence of new global pandemics, including new COVID-19 variants, may result in new restrictions in regions and countries where we operate, lead to further economic uncertainty and heighten many of the other risks described in this Form 20-F.

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

As of 31 December 2023, our largest shareholder, Stichting Anheuser-Busch InBev (the “Stichting”), owned 33.42% of our voting rights (and the Stichting and certain other entities acting in concert with it (within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and/or the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE (the “Belgian Law of 2 May 2007 on the notification of significant shareholdings”)) held, in aggregate, 42.24% of our voting rights), based on the number of shares outstanding on 31 December 2023, excluding the 35,414,191 treasury shares held by us and certain of our subsidiaries (see “Item 7. Major Shareholders and Related Party Transactions—A. Major

Shareholders” and “Item 5. Operating and Financial Review—G. Contractual Obligations and Contingencies”). In accordance with our articles of association, the Stichting has the ability to effectively control the election of a majority of our board of directors, as a result of which, under Belgian law, the Stichting exercises control over us. The Stichting is also able to have a significant influence on the outcome of corporate actions requiring shareholder approval, including mergers, share capital increases and other extraordinary items. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect.

The interests and time horizons of the Stichting may differ from those of other shareholders. As a result of its influence on our business, the Stichting could prevent us from making certain decisions or taking certain actions that would protect the interests of our other shareholders. For example, this concentration of ownership may delay or prevent a change of control of the company, even in the event that this change of control may benefit other shareholders generally. Similarly, the Stichting could prevent us from taking certain actions that would dilute its percentage interest in our shares, even if such actions would generally be beneficial to us and/or to other shareholders. These and other factors related to the Stichting’s holding of a significant interest in our shares may reduce the liquidity of our shares and ADSs and their attractiveness to investors.

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

Our Ordinary Shares currently trade on Euronext Brussels in Euro and we have secondary listings of our shares on the Johannesburg Stock Exchange in South African rand and on the Mexican Stock Exchange (Bolsa Mexicana de Valores) in Mexican peso. Our ADSs trade on the NYSE in U.S. dollars. Fluctuations in the exchange rate between the Euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of our Ordinary Shares trading in different currencies and between the value of our Ordinary Shares and ADSs, which may result in heavy trading by investors seeking to exploit such differences. Similarly, uncertainty over fiscal and budgetary challenges in the United States, Mexico, South Africa and/or Europe may negatively impact global economic conditions, and could trigger sharply increased trading and consequent market fluctuations, which would increase the volatility of, and may have an adverse effect upon, the price of our Ordinary Shares or ADSs.

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

We entered into a registration rights agreement requiring us to, in certain circumstances, register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all registrable shares held by the holders of Restricted Shares (the “Restricted Shareholders”). As of 31 December 2023, Altria Group, Inc. and BEVCO Lux S.à R.L held 185,115,417 and 96,862,718 Restricted Shares, respectively, representing 9.33% and 4.88% of our outstanding shares as of 31 December 2023 (excluding treasury shares). Although the Restricted Shares were generally subject to certain holdback and suspension periods until 10 October 2021, the Restricted Shares, once they are converted to Ordinary Shares, are not subject to a “lock-up” or similar restriction under the registration rights agreement. As of 31 December 2023, 43,955,107 Restricted Shares have been converted into Ordinary Shares, on a one-for-one basis at the election of the holders.

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

We are the world’s largest brewer by volume and one of the world’s top ten consumer products companies by revenue. As a consumer-focused, insights-driven company, we produce, market, distribute and sell a diversified portfolio of well over 500 beer and other malt beverage brands. These include brands with significant international distribution, such as Budweiser, Corona (except in the United States), Stella Artois, Michelob ULTRA, Beck’s, Leffe and Hoegaarden; and brands primarily distributed to local markets such as Bud Light in the United States, Modelo Especial, Victoria and Pacifico in Mexico; Skol, Brahma and Antarctica in Brazil; Aguila and Poker in Colombia; Cristal and Pilsen Callao in Peru; Quilmes in Argentina; Jupiler in Belgium and the Netherlands; Franziskaner in Germany; Carling Black Label, Castle Lager, Castle Lite and Hansa Pilsener in South Africa; Hero and Trophy in Nigeria; Safari and Kilimanjaro in Tanzania; Harbin and Sedrin in China; and Cass in South Korea. We also produce and distribute soft drinks, particularly in Central and South America and Africa, and Beyond Beer products, such as Cutwater and NÜTRL Seltzer in the United States; NÜTRL Seltzer, Palm Bay, and Mike’s Hard Spirit in Canada; and Brutal Fruit and Flying Fish in South Africa.

Our dedication to quality goes back to a brewing tradition of more than 600 years with the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with origins in St. Louis, U.S.A. since 1852, and the history of the South African Breweries with its origins in Johannesburg in 1895. As of 31 December 2023, we employed approximately 155,000 people based in nearly 50 countries worldwide. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our geographic regions. Since 1 January 2019, we have reported our results under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We also report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses, which have not been allocated to the regions.

Our 2023 volumes (beer and non-beer) were 585 million hectoliters and our revenue amounted to USD 59 billion.

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

•

In 2004, Interbrew combined with Ambev, a Brazilian company originally formed by the combination of Brahma and Antarctica in 1999–2000, resulting in the creation of InBev. Ambev is listed on the NYSE and the São Paulo Stock Exchange (B3 S.A—Brasil, Bolsa e Balcão). As of 31 December 2023, we had a 61.8% voting and economic interest in Ambev.

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

•

In 2013, in another transaction related to the combination with Grupo Modelo, Grupo Modelo completed the sale of its U.S. business to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate. The transaction included the sale of Grupo Modelo’s Piedras Negras brewery, Grupo Modelo’s 50% stake in Crown Imports LLC and perpetual rights to certain of Grupo Modelo’s beer brands in the United States. As a consequence, we granted Constellation Brands, Inc. the exclusive and perpetual right to market and sell Corona beer and certain other Grupo Modelo beer brands in the 50 states of the United States, the District of Columbia and Guam. In December 2016, we also completed the sale of our brewery located in Obregón, Sonora, México to Constellation Brands, Inc. for a sale price of approximately USD 600 million.

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

•

On 30 March 2018, we combined our Russia and Ukraine businesses with those of Anadolu Efes through the creation of a new company called AB InBev Efes, which was fully consolidated into Anadolu Efes. As a result of the transaction, we did not own a controlling stake in AB InBev Efes, did not consolidate these operations and accounted for our investment in AB InBev Efes under the equity method. On 22 April 2022, we announced our decision to sell our non-controlling interest in the AB InBev Efes joint venture and that we were in active discussions with Anadolu Efes, the controlling shareholder of AB InBev Efes, to acquire that interest. We derecognized the investment in AB InBev Efes and reported a USD 1,143 million non-cash impairment charge in exceptional share of result of associates as of 30 June 2022. See “Item 3. Key Information—D. Risk Factors—Financial Risks—Our business, financial performance and results of operations have been, and may continue to be, adversely affected by the continuation and consequences of the ongoing conflict between Russia and Ukraine”, and note 16 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 included in this Form 20-F for further details regarding our investment in AB InBev Efes. On 19 December 2023, we announced that Anadolu Efes has agreed to acquire the entirety of that interest. The completion of the transaction is subject to customary closing conditions, including required regulatory and governmental approvals.

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

Furthermore, during 2023 and 2022, we performed a series of other investments and disposals. For further details, see “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Investments and Disposals.”

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

We aim to drive growth in the beer category with our category expansion model, which focuses on five proven and scalable levers:

i.	Category participation: making the beer category more accessible for all consumers through differentiated brand, pack and liquid offerings;

ii.	Core superiority: strengthening our core portfolio by elevating our products, positioning, platforms and value proposition;

iii.	Occasions Development: expanding beer consumption beyond traditional occasions;

iv.	Premiumization: addressing various consumer needs and occasions through an industry-leading portfolio of above core brands; and

v.	Beyond Beer: expanding our portfolio to address evolving consumer tastes with flavored alcoholic beverage, hard seltzer and canned cocktail offerings to tap into new consumption occasions.

Please see “—Strengths—Strong brand portfolio with global, multi-country and local brands”, “Strengths—Strong consumer insights-driven brand development capabilities, “—2. Principal Activities and Products—Beer and Beyond Beer” and “—2. Principal Activities and Products—Non-Beer” below for further details regarding category growth in 2023.

Digitize and Monetize our Ecosystem

We aim to unlock value from our existing assets and expand our addressable market through the digitization and monetization of our ecosystem. We believe our digital transformation is a key competitive advantage of our business as it improves the way we connect with our ecosystem of more than 2 billion consumers and 6 million customers. We aim to enhance the value of our core business through our business-to-business BEES platform, digital direct-to-consumer solutions, fintech services and other new business opportunities, including exploring possibilities of applying our core brewing and fermentation capabilities in the emerging biotech field. Please see “—2. Principal Activities and Products— Digital Transformation and New Businesses” below for further details regarding our efforts to digitize and monetize our ecosystem in 2023.

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

Prioritizing our Sustainability Agenda

We believe that a strong sustainability agenda is vital for our future. From building a resilient and agile value chain to solidifying our role as a trusted partner in local communities to identifying and capturing new sources of business value, sustainability will play a key role in delivering on our company strategy and purpose. Our sustainability strategy and commitments come down to a simple insight: by virtue of our integration in local communities, our beliefs and values, our people and our commercial scale, we have the ability to be part of the solution to create a future with more cheers – one with shared prosperity for our communities, for the planet and for our company.

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

•

Diversity: Our diversity strategy focuses on creating a Future with More Cheers through our people, workplace, marketplace, value chain and communities. A diverse company is critical to connecting with consumers and driving business performance and innovation.

For further information about our Purpose of Dreaming Big to Create a Future with More Cheers, see “—13. Social and Community Matters.”

Strengths

Building on our more than 600 years of heritage, we are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155,000 colleagues based in nearly 50 countries worldwide. We believe that the following key strengths will drive long-term value creation for our stakeholders and enable us to deliver on our company purpose:

Global platform with strong market positions in key markets to grow the category

We are a truly global brewer, positioned to serve the evolving needs of consumers worldwide. Our portfolio of well over 500 brands means we have beers for every type of occasion and our iconic brands bring people together across generations and communities.

We hold the number one market share position in 28 markets globally, based on strong brands and the benefits of scale. We believe this enables us to invest significant sales and marketing resources in our brands, achieve attractive sourcing terms, generate cost savings through centralization and operate under a lean cost structure. Our global footprint provides us with a strong platform to grow our global and multi-country brands, while developing local brands tailored to regional tastes and trends. We benefit from a global distribution network which, depending on the location, is either owned by us or is based on strong partnerships with wholesalers and local distributors.

In 2023, we were one of the largest consumer products companies worldwide, measured by Normalized EBITDA, and held the number one position in terms of total market share of beer by volume in the world, according to Plato Logic Limited (based on data published in October 2023). We hold the number one position in terms of total market share of beer by volume, based on our estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. We estimate that we hold the number one position by volume in the fast-growing premium beer category, in China, the world’s largest beer market by volume.

Geographic diversification

Our geographically diversified platform balances the growth opportunities of developing markets with the stability and strength of developed markets. With significant operations in both the Southern and Northern Hemispheres, we benefit from a natural hedge against local or regional market, economic and seasonal volatility.

Developed markets represented approximately 36% of our 2023 revenue and developing markets represented 64% of our 2023 revenue. Our developing markets include Argentina, Bolivia, Botswana, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, India, Mexico, Mozambique, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Uruguay, Vietnam and Zambia.

Strong brand portfolio with global, multi-country and local brands

Our strong brand portfolio addresses a broad range of demand for different types of beer, comprising three categories:

•

Global brands: Capitalizing on common values and experiences which appeal to consumers across borders, our four global brands, Budweiser, Corona, Stella Artois and Michelob ULTRA, have recognition and appeal worldwide in a significant number of markets globally;

•

Multi-country brands: Building from a strong consumer base in their home markets, our multi-country brands, Beck’s, Hoegaarden, Leffe and Modelo, bring international flavor to selected markets, connecting with consumers across continents; and

•

Local brands: Offering locally popular tastes, local brands such as Aguila, Brahma, Bud Light, Cass, Cristal, Harbin, Poker, Skol and Victoria connect particularly well with consumers in their home markets.

With well over 500 brands, of which 20 had an estimated turnover of over USD 1 billion in 2023, we believe our portfolio is the strongest in the industry. In 2023, seven of our brands – Budweiser, Brahma, Bud Light, Corona, Michelob ULTRA, Skol, Stella Artois – were ranked among the Global top ten most valuable beer brands by BrandZ™.

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

Innovation continued to support execution of our category expansion levers, contributing approximately 10% to our total revenues in 2023. Highlights of these innovations included scaling up Spaten in Brazil and Stella Unfiltered in the U.K., expansion of our global brands in China and expansion of Corona Cero and Corona Sunbrew 0.0% in Canada, Middle America, South America, Middle East and Europe.

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

Our strong track record also extends to successfully integrating brands such as Budweiser, Corona, Stella Artois and Michelob ULTRA into our global brand portfolio and distribution network, including leveraging Ambev’s distribution channels in Latin America and Canada.

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

We are developing our business through a strong portfolio strategy focused on category expansion and premiumization. Our diverse geographic footprint spans nearly 50 countries worldwide. The table below sets out the main brands we sell in the markets listed below as of 31 December 2023.

Country by Region	Brands

North America

Canada	Beer and Beyond Beer: Alexander Keith’s, Archibald, American Vintage, Babe, Banded Peak, Beach Day Every Day, Beck’s, Boddington’s, Brava, Brickworks, Bud Light, Bud Light Seltzer, Budweiser, Busch, Corona, Cutwater, Goose Island, Hoegaarden, Kokanee, Labatt 50, Labatt Blue, Lakeport, Leffe, Löwenbräu, Lucky, Michelob ULTRA, Mike’s Malt, Mill Street, Modelo, NÜTRL, Okanagan, Oland, Palm Bay, Rockstar, Rolling Rock, Shock Top, Stanley Park, Stella Artois, Tempo, Wildcat

United States	Beer and Beyond Beer: Beck’s, Boddington’s, Bud Ice, Bud Light, Bud Light Lime, Bud Light Platinum, Bud Light Platinum Seltzer, Bud Light Seltzer, Bud Light Chelada, Bud Light Next, Bud Light Orange, Budweiser, Budweiser Chelada, Budweiser Zero, Budweiser Select, Busch, Busch 0.0%, Busch Light, Busch Light Peach, Busch Ice, Cantaritos, Cisco, Cutwater, Devil’s Backbone, Elysian, Estrella Jalisco, Four Peaks, Franziskaner, Golden Road, Goose Island, Hoegaarden, Hoop Tea, Hurricane, Karbach, King Cobra, Kona, Landshark, Leffe, Margaritaville, Michelob ULTRA, Michelob ULTRA Infusions, Michelob ULTRA Pure Gold, Michelob ULTRA Seltzer, Naturdays, Natural Light, Natural Ice, Natty Daddy, NÜTRL, O’ Douls, Presidente, Red Bridge, the Rita family, Rolling Rock, Spaten, Stella Artois, Wicked Weed
Middle Americas

Colombia

Beer and Beyond Beer: Aguila family, Austen, Azteca, Bahia, Beck’s, Bogota Beer Company, Budweiser, Busch Light, Clover, Club Colombia family, Cola y Pola, Corona, Costeña family, Michelob ULTRA, Mike’s Hard, Nativa (local crop), Pilsen, Poker family, Redd’s, Stella Artois

Non-Beer: Malta Leona, Pony Malta, Zalva

Country by Region	Brands

Dominican Republic	Beer: Barcelo, Bohemia, Brahma, Budweiser, Corona, Hoegaarden, Leffe, Modelo (Especial and Negra), Presidente family, Stella Artois, The One

Non-Beer: 7UP, 911, Malta Morena, Montpellier water, Pepsi, Red Bull, Red Rock

Ecuador	Beer: Archer Lager, Archer Light, Beck’s, Budweiser, Club family, Corona, Michelob ULTRA, Modelo Especial, Nuestra Siembra, Pilsener, Pilsener Light, Stella Artois

Non-Beer: Corona Tropical, Manantial water, Nutrimalta, Pony Malta

El Salvador	Beer: Budweiser, Corona, Golden, Golden Extra, Imperial, Michelob ULTRA, Modelo, Oasis, Pilsener, Stella Artois

Non-Beer: Coca-Cola, Cristal Sparkling, Cristal (Water), Del Valle, Fanta, Fresca, Fury, Fuze Tea, Monster, Powerade, Sprite, Tropical

Guatemala	Beer: Beck’s, Brahma, Bud Light, Budweiser, Busch, Corona, Goose Island, Hoegaarden, Leffe, Michelob ULTRA, Modelo (Especial and Negra), Stella Artois

Honduras	Beer and Beyond Beer: Barena, Budweiser, Corona, Imperial, Michelob ULTRA, Michelob ULTRA Seltzer, Modelo, SalvaVida, Stella Artois

Non-Beer: Coca-Cola, Dasani (Water), Del Valle, Fanta, Fresca, Fury, Monster, Powerade, Sprite, Tropical

Mexico	Beer and Beyond Beer: Barrilito, Bud Light, Budweiser, Carta Clara, Corona Agua Rifada, Corona Cero, Corona Extra, Corona Light, Cucapá, Estrella, Leon, Michelob ULTRA, Michelob ULTRA Hard Seltzer, Modelo Especial, Montejo, Negra Modelo, Pacifico, Stella Artois, Victoria, Vicky Chelada, Vicky Chamoy, Vicky Mango

Non-Beer: Acqua Panna, Garci Crespo, Nestlé Pureza Vital, Perrier, Sn. Pellegrino, Sta. María

Panama	Beer: Atlas Golden Xtra, Balboa, Becks, Budweiser, Corona, Hoegaarden, Leffe, Michelob ULTRA, Modelo Especial, Modelo Negra, Stella Artois

Non-Beer: 7UP, Mirinda, Orange Crush, Pepsi, Pony Malta, Red Bull

Peru	Beer and Beyond Beer: Arequipeña, Barbarian, Becks, Budweiser, Corona, Corona Tropical, Cristal, Cusqueña family, Golden, Kauffman, Michelob ULTRA, Mike’s Hard, Pacífico, Pilsen Callao, Pilsen Trujillo, San Juan, Stella Artois

Non-Beer: Agua Tonica, Cristalina, Guaraná Antarctica, Maltin Power, Malta Cusqueña, San Mateo water, Viva Backus

Country by Region	Brands
South America

Argentina

Beer and Beyond Beer: Andes, Andes Origen, Brahma, Budweiser, Capriccio, Corona, Dante Robino Reserva, Dante Robino Varietales, Goose Island, Isidra, Michelob ULTRA, Mikes, Novecento, Novecento Raices, Patagonia Quilmes, Stella Artois, Temple

Non-Beer: 7UP, Awafrut, Gatorade, H2OH!, Ortinal Mirinda, Paso de Los Toros, Pepsi, Red Bull, Rockstar

Bolivia	Beer: Báltica, Beck’s, Brahma, Chicha Taquiña, Corona, Coronita, Ducal, Huari, Paceña, Stella Artois, Taquiña

Non-Beer: 7UP, Guarana, Gatorade, H20H!, Maltin, Pepsi

Brazil	Beer and Beyond Beer: Antarctica, Antarctica SubZero, Beats, Becks, Bohemia, Brahma, Brahma Duplo Malte, Budweiser, Colorado, Corona, Goose Island, Hoegaarden, Leffe, Magnifica, Michelob ULTRA, Mike’s Hard Lemonade, Original, Patagonia, Polar, Serramalte, Skol, Skol Puro Malte, Spaten, Stella Artois and Wälls

Non-Beer: AMA, Antárctica Guaraná, Baré, Do Bem, Fusion, Gatorade, H2OH!, Lipton, Pepsi, Red Bull, Soda, Sukita, Tônica Antarctica

Chile

Beer: Baltica, Beck’s, Becker, Brahma, Budweiser, Corona, Coronita, Cusqueña, Goose Island, Hoegaarden, Kilometro 24.7, Leffe, Malta del Sur, Michelob ULTRA, Modelo Especial, Negra Modelo, Pilsen Del Sur, Quilmes, Stella Artois, Stella 0.0

Non-Beer: Corona Tropical

Paraguay

Beer: Antarctica, Baviera, Brahma, Brahma Subzero, Brahma Pomelo, Brahma Frutos Rojos, Budweiser, Bud66, Colorado, Corona, Michelob ULTRA, Norte, Ouro Fino, Patagonia, Pilsen, Pilsen Extra, Skol, Stella Artois, Stella 0.0

Non-Beer: Novecento, Caldén, Mike’s

Uruguay	Beer and Beyond Beer: Andes, Beck’s, Brahma, Budweiser, Corona, Dante Robino, Franziskaner, Goose Island, Hoegaarden, Leffe, Löwenbräu, Michelob ULTRA, Negra Modelo, Norteña, Novecento, Oceánica, Patagonia, Patricia, Pilsen, Quilmes, Skol, Stella Artois, Zillertal

Non-Beer: 7UP, Gatorade, Guaraná, H2OH!, Mirinda, Paso de los Toros, Pepsi, Teem

EMEA

Belgium	Beer and Beyond Beer: Ableforths – Bathtub, Belle-Vue, Corona Cero, Corona Extra, Cubanisto, Deus, Ginette, Goose Island, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, NÜTRL Vodka, Stella Artois, Stella Artois 0.0%, Tripel Karmeliet, Victoria

Country by Region	Brands

France	Beer and Beyond Beer: Beck’s, Bud, Bud 0.0%, Corona Cero, Corona Extra, Corona Sunset, Cubanisto, Deus, Ginette, Goose Island, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, Stella Artois, Tripel Karmeliet, Victoria

Germany	Beer and Beyond Beer: Ableforths – Bathtub, Beck’s, Beck’s 0.0%, Beck’s Unfiltered, Corona Cero, Corona Extra, Diebels, Franziskaner, Franziskaner Non Alcoholic, Haake-Beck, Hasseroeder, Leffe, Lowenbrau, San Miguel, Spaten, Stella Artois

Italy	Beer and Beyond Beer: Bass, Beck’s, Beck’s 0.0%, Beck’s Unfiltered, Birra del Borgo, Bud, Corona Extra, Franziskaner, Goose Island, Hoegaarden, Kwak, Leffe, Lowenbrau, Spaten, Stella Artois, Tennent’s Super

Luxembourg	Beer and Beyond Beer: Ableforths – Bathtub, Beck’s 0.0%, Belle-Vue, Corona Cero, Corona Extra, Deus, Diekirch, Franziskaner, Franziskaner 0.0%, Ginette, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, NÜTRL Vodka, Stella Artois, Stella Artois 0.0%, Tripel Karmeliet, Victoria

Netherlands	Beer and Beyond Beer: Ableforths – Bathtub, Beck’s, Beck’s 0.0%, Belle-Vue, Bud, Bud 0.0%, Camden, Corona Cero, Corona Extra, Cubanisto, Deus, Dommelsch, Franziskaner, Franziskaner 0.0%, Ginette, Goose Island, Hertog Jan, Hertog Jan 0.0%, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, Lowenbrau, Spaten, Stella Artois, Tripel Karmeliet, Victoria

Spain	Beer and Beyond Beer: Budweiser, Corona Cerveza, Dorada, Franziskaner, Hoegaarden, Leffe, Modelo, Pacifico, Spaten, Stella Artois, Tropical

United Kingdom	Beer and Beyond Beer: Ableforths – Bathtub, Bass, Beck’s, Beck’s Blue, Belle-Vue, Birra del Borgo, Boddingtons, Brahma, Budweiser, Budweiser 0.0%, Bud Light, Bud Light Seltzer, Camden, Corona Cero, Corona Extra, Corona Hard Seltzer, Franziskaner, Franziskaner Non Alcoholic, Goose Island, Hoegaarden, Hoegaarden 0.0%, Leffe, Leffe 0.0%, Lowenbrau, Magners Cidre, Mahou, Michelob ULTRA, Mike’s, Modelo, Pacifico, Spaten, Stella Artois, Stella Artois Unfiltered, Tennent’s Super, Tripel Karmeliet, Via Roma

Botswana	Beer and Beyond Beer: Beer Powder, Brutal Fruit, Budweiser, Carling Black Label, Castle Free, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Redd’s, Stella Artois, St. Louis family

Non-Beer: Chibuku

eSwatini	Beer and Beyond Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Lion Lager, Redd’s, Sibebe, Smirnoff, Stella Artois

Ghana	Beer: Budweiser, Corona, Club Premium Lager, Club Shandy, Eagle, Eagle Extra Stout, Stella Artois Non-Beer: Beta Malt

Country by Region	Brands

Lesotho	Beer and Beyond Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Free, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Maluti Premium Lager, Redd’s, Smirnoff, Stella Artois

Mozambique	Beer and Beyond Beer: 2M, 2M Flow, Budweiser, Castle Lite, Corona, Coronita Extra, Dourada, Flying Fish, Impala family, Laurentina family, Manica, Stella Artois, Smirnoff, Smirnoff Pine Twist, Smirnoff Spin

Namibia	Beer and Beyond Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Free, Castle Lite, Corona, Eagle Lager, Flying Fish, Lion, Stella Artois

Nigeria	Beer: Budweiser, Castle Lite, Eagle, Eagle Lager, Eagle Stout, Flying Fish, Hero, Trophy, Trophy Stout

Non-Beer: Beta Malt, Grand Malt

South Africa	Beer and Beyond Beer: Black Crown, Brutal Fruit, Budweiser, Carling Black Label, Castle Double Malt, Castle Free, Castle Lager, Castle Lite, Castle Milk Stout, Corona, the Flying Fish family, Guinness, Hansa Pilsener, Hoegaarden, Leffe, Lion Lager, Newlands Spring, Redd’s family, Smirnoff, Stella Artois

Non-Beer: Red Bull

Tanzania	Beer and Beyond Beer: Balimi, Balimi Extra Promo, Bingwa, Budweiser, Castle Lager, Castle Lite, Castle Milk Stout, Club Pilsner, Corona, Eagle, Flying Fish, Fyfes, Imagi, Kilimanjaro, Kilimanjaro Extension, Ndovu, Nile Special Lager, Redd’s, Safari, Safari Double Malt, Viceroy, Zanzi Cream

Non-Beer: Dodoma, Grand Malt, Konyagi, Safari Water, Vladmir, Valuer

Uganda	Beer and Beyond Beer: Budweiser, Castle Lite, Castle Milk Stout, Chairmans ESB, Club Pilsener, Club Twist, Eagle family, Nile family, Redds, Stella Artois

Zambia	Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Lite, Corona, Eagle, Flying Fish, Mosi, Smirnoff Spin, Smirnoff Storm, Stella Artois

Asia Pacific

China	Beer: Beck’s, Blue Girl, Boxing Cat, Budweiser, Budweiser Magnum, Budweiser Supreme, Bud Light, Corona, Franziskaner, Ginsber, Goose Island, Harbin family, Hoegaarden, Leffe, Michelob ULTRA, Sedrin, Stella Artois

Country by Region	Brands

India	Beer and Beyond Beer: 7 Rivers, Beck’s Ice, Budweiser, Bud 0.0%, Budweiser Beats, Budweiser Magnum, Cass, Corona, D’yavol Vodka, Goose 312, Haywards, Hoegaarden, Hoegaarden 0.0, Hoegaarden Nectarine, Hoegaarden Rose, Hurricane, Knockout, Leffe, Magnum Double Royal Whiskey, Royal Challenge

South Korea	Beer: Budweiser, Cafri, Cass, Corona, FilGood, Goose Island, HANMAC, Harbin, Hoegaarden, Leffe, Michelob ULTRA, OB, Red Rock, Stella Artois

Vietnam	Beer: Beck’s family, Budweiser, Corona, Hoegaarden, Leffe, Stella Artois, Zorok

The table below sets out our sales broken down by business segment for the periods shown:

	2023		2022		2021
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	15,072	25.4%	16,566	28.7%	16,257	29.9%
Middle Americas	16,348	27.5%	14,180	24.5%	12,541	23.1%
South America	12,040	20.3%	11,599	20.1%	9,494	17.5%
EMEA	8,589	14.5%	8,120	14.1%	8,032	14.8%
Asia Pacific	6,824	11.5%	6,532	11.3%	6,848	12.6%
Global Export and Holding Companies	508	0.9%	790	1.4%	1,133	2.1%
Total	59,380	100.0%	57,786	100.0%	54,304	100.0%

Notes:

(1)

Revenue is turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2023 Compared to the Year Ended 31 December 2022—Revenue” of this Form 20-F and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2022 Compared to the Year Ended 31 December 2021—Revenue” of our Annual Report on Form 20-F for the fiscal year ended 31 December 2022.

The table below sets out the breakdown between our beer and non-beer volumes and revenue. Based on our actual historical financial information for these periods, our non-beer activities accounted for 12.8% of consolidated volumes in 2023, 12.3% of consolidated volumes in 2022 and 12.0% of consolidated volumes in 2021. In terms of revenue, our non-beer activities generated 11.3% of consolidated revenue in 2023 compared to 10.8% in 2022 and 9.2% in 2021, based on our actual historical financial information for these periods.

	Beer and Beyond Beer(1)(2)(3)			Non-Beer(3)			Consolidated
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Volume (million hectoliters)	510	522	512	75	73	70	585	595	582
Revenue(2) (USD million)	52,645	51,544	49,333	6,735	6,242	4,971	59,380	57,786	54,304

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

On the basis of quality and price, beer can be differentiated into the following categories:

•	Above core brands (core plus, premium and super premium);

•	Core brands; and

•	Value, discount or sub-premium brands.

Our brands are positioned across all of these categories. For example, a brand like Stella Artois generally targets the above core category across the globe, while a brand like Skol targets the core segment in Brazil and Natural Light targets the sub-premium category in the United States. We have a particular focus on core-to-above-core categories but are also present in the value category where the market structure in a particular country necessitates its presence. Our portfolio encompasses a range of pack and price combinations, making our products accessible for various occasions.

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

•

Budweiser is one of the top-selling beers globally. Sales outside the United States represented over 80% of global Budweiser volume in 2023. In 2023, Budweiser was once again ranked as the most valuable beer brand worldwide, according to BrandZ™. Budweiser also continued to support international football in 2023 as the sponsor of the FIFA Women’s World Cup 2023™, the FIFA World Cup 2026™ and the English Premier League.

•

Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in almost 130 countries and was ranked the number one beer brand in the Brand Finance Global 500 brands ranking for 2022. We granted Constellation Brands, Inc. the exclusive right to market and sell Corona beer and certain other Grupo Modelo beer brands, including Pacifico, Modelo Especial, Negra Modelo and Victoria, in the 50 states of the United States, the District of Columbia and Guam. Corona Cero will be the leading global Worldwide Olympic Partner of the Olympic Games, activating at the 2024, 2026 and 2028 Games.

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

•

Michelob ULTRA was rolled out nationally in the United States in 2002 and grew to become the second largest beer brand by value, in the U.S. in 2019. A low calorie, low carb beer associated with an active lifestyle, Michelob ULTRA has been the fastest-growing beer brand in the United States since 2016, according to Circana (based on volume share gains). This strong history of success has now been replicated in multiple international markets, including Canada, Mexico, Honduras, El Salvador, Chile, Brazil, Colombia, Argentina, Puerto Rico, China, South Korea, Paraguay and Guatemala. In 2024, Michelob ULTRA will be the official beer sponsor of Copa América and will expand its year-long NBA partnership globally.

•

Stella Artois is the number one Belgian beer in the world according to Plato Logic Limited, it is the world’s ninth most valuable beer brand according to the BrandZ™ list of most valuable beer brands worldwide and it is distributed in over 100 countries worldwide. As a premium lager with roots tracing back to 1366 in the town of Leuven, Belgium, its legacy of quality and elegance is reflected in its iconic chalice and nine-step pouring ritual. The top three markets in terms of revenue for Stella Artois as of 2023 are the United States, the United Kingdom and Brazil with expansion plans well under way in several new growth markets, including South Africa and Mexico.

North America

•

Bud Light, a premium American light lager, is the number one beer brand in the United States based on volume sales (Circana MULC). Bud Light has been the Official Beer Sponsor of the NFL (National Football League) for more than 27 years and recently announced an expanded partnership with Folds of Honor to support families of first responders and a new multiyear marketing partnership as the Official Beer Partner of UFC.

•	Busch Light is a light lager with a crisp, refreshing taste that was first introduced in 1989. Other Busch family brands include Busch Beer, Busch Light Peach, Busch Ice and Busch NA.

Middle Americas

•

Modelo Especial is a full-flavored pilsner beer brewed with premium two-row barley malt for a slightly sweet, well-balanced taste with a light hop character and crisp finish. Brewed since 1925, it was created to stand for pride and authenticity.

•	Victoria is a Vienna-style lager and one of Mexico’s most popular beers. Victoria was produced for the first time in 1865, making Victoria Grupo Modelo’s oldest beer brand.

•	Aguila is a classic Colombian lager beer with a balanced and refreshing flavor that was first brewed in 1913.

•	Pilsen, first brewed 150 years ago in Peru, is Peru’s leading beer. It offers the clean and simple taste of a true Pilsner.

•	Cerveza Cristal, brewed since 1922 with a crisp taste and dedication to quality, is a favorite among Peruvians.

•	Poker is a Pilsner lager that has been enjoyed by Colombians for its traditional, bittersweet taste since 1929.

South America

•

Brahma family brands, together, are the most consumed beer brand in Brazil. Brahma was one of the Brazilian official sponsors of the 2022 FIFA World Cup™. Brahma Duplo Malte was launched in 2020 and is one of the best examples of our innovation strategy, resulting from actively listening to consumer demands.

•

Skol is the largest beer brand in the Brazilian market. Skol has been a pioneer and innovator in the beer category, engaging with consumers and creating new market trends and products such as Skol Puro Malte, which launched in 2019.

EMEA

•

Jupiler is Belgium’s largest brand by volume, according to Plato Logic Limited. It is the official sponsor of both the male and female Belgian National Football Teams, “The Red Devils” and “The Red Flames”. It also sponsors the most important Belgian professional football league, the Jupiler Pro League.

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

•

Castle Lite was first brewed in South Africa in 1994 with a mission to provide the coldest and most refreshing lite beer on the South African market. Today, it is an Africa-wide premium brand enjoyed in 10 countries and continues to innovate to offer consumers “extra cold” refreshment.

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

No- and Low-Alcohol Beer

When measured against the typical 5% ABV for beer, lower-alcohol alternatives have become a larger part of our portfolio. We are committed to expanding our portfolio of no-alcohol and lower-alcohol products (which we define as 3.5% ABV or below) to give consumers more choice and promote moderation and responsible drinking worldwide. We have expanded our no- and low-alcohol beer (“NABLAB”) portfolio from 26 to 55 brands over the last five years. Our no-alcohol beer brands are now available in 15 of our top 20 markets, while low-alcohol beer brands are now available in 12 of these markets. We are furthering this effort by featuring Corona Cero, our fast-growing zero alcohol beer brand, as the leading global Worldwide Olympic Partner brand. For further details please see “Item 4. Information on the Company—B. Business Overview—13. Social and Community Matters—Promoting Smart Drinking.”

We have continued to expand our global portfolio of non-alcoholic beverages, which currently houses around 28 brands. Our non-alcohol beverage brands include Budweiser Zero and Stella Artois 0.0 in the United States, Canada, the U.K., India, Korea, Brazil, Netherlands and Japan, Beck’s NA in the United States, Canada, the U.K. and Germany, Corona Cero across Europe and in Mexico and Stella Artois 0.0 in Belgium, the U.K., Argentina, the United States and Chile. See “—Beer” above for more information.

Beyond Beer

The beyond beer segment continues to be a growth driver in the industry, as consumers demand sweet, fruity, flavorful drinks. We are innovating to meet consumers on more occasions. Our global beyond beer business contributed revenue of USD 1.5 billion in 2023.

Flavored alcoholic beverages (“FAB”), hard seltzers and RTD cocktails are growing the beyond beer category globally. We are using our leading beer brands and strengthening our portfolio with new brands, such as Cutwater and NÜTRL, in specific segments:

•	In the FAB segment, we brought key innovations to market including Guaraná Antarctica Zero in Brazil.

•	In hard seltzers, we continue to innovate with our Bud Light Seltzer brand, launching unique flavors.

•	In the spirit-based RTD canned cocktails segment, our Cutwater brand grew revenue in the U.S. by strong double digits compared to 2022.

•	NÜTRL continued to expand in Canada and the US, as consumers continue to demand low-calorie, gluten-free options.

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

Our NaBev business includes both our own brands and agreements with other global players, such as PepsiCo, Inc. (“PepsiCo”) related to bottling, selling and distribution of PepsiCo brands. Ambev has a long-term agreement with PepsiCo whereby it has been granted the exclusive right to bottle, sell and distribute certain PepsiCo brands in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea. Through our South America operations, Ambev is also PepsiCo’s bottler for Argentina, Uruguay and Bolivia, as well as in the Dominican Republic and Panama. In Panama, we also produce and bottle other third-party soft drink brands, such as Canada Dry Ginger Ale, Squirt and Crush.

Apart from the bottling and distribution agreements with PepsiCo, Ambev also produces, sells and distributes its own non-alcoholic beverages. Its main carbonated soft drinks brand is Guaraná Antarctica. We also have bottling, selling and distribution agreements with Coca-Cola in Honduras and El Salvador and selling and distribution agreements with Red Bull GmbH to sell Red Bull Energy Drinks in markets such as Argentina, Brazil, Dominican Republic, South Africa and others. In the United States, we currently have in place master distribution agreements with Ghost Energy Drink and Super Coffee.

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

BEES

The BEES business, which is operated by our wholly-owned subsidiary, is a purpose-built global B2B platform that aims to transform the traditional sales model by digitizing every touch-point along the route-to-market. BEES has two main commercial objectives: to accelerate profitable growth in our core business and to leverage our assets to unlock new and profitable growth opportunities.

BEES is a multi-product ecosystem that leverages the power of data and technology to meet customer and consumer needs. It connects every touch-point of our route-to-market, from sales representatives and call agents to delivery, in a single ecosystem that is designed to provide a personalized experience to users and enhance the roles of our sales, delivery, customer service, and call center teams. Retailers can browse products, place orders, earn rewards, arrange deliveries, manage invoices, access business insights and receive personalized shopping recommendations all in one place.

Through its marketplace business, BEES allows us to extend our relationship with retailers by offering them third-party products through our platform. BEES Marketplace is also helping unlock adjacent business opportunities by helping other global consumer products companies and local brands to transform their businesses. BEES Marketplace uses two partnership models: in the first model, we buy and sell third-party products using our existing physical and digital assets, while the second model allows suppliers to transform their own route-to-market by integrating services provided by BEES into their existing B2B processes.

BEES was launched at the end of 2019 in the Dominican Republic and is currently live in 26 markets, including Brazil, Mexico, Colombia, Argentina, South Africa, Peru, Ecuador, China, the U.S. and the United Kingdom. In 2023, BEES captured approximately USD $40 billion in gross merchandise value, reaching 3.7 million monthly active users in December 2023. BEES Marketplace is now live in more than 15 markets with 67% of BEES customers also Marketplace buyers. BEES Marketplace captured approximately USD $1.5 billion in gross merchandise value from sales of third-party products in 2023.

DTC & e-commerce

Our omnichannel direct-to-consumer (“DTC”) ecosystem of digital and physical products operates in 21 countries and generated approximately USD $1.5 billion of revenue in 2023. Our DTC Business is made up of a portfolio of more than 13,000 retail stores, such as Modelorama in Mexico, and digital businesses that operate under three leading digital brands: Ze Delivery in Brazil, TaDa in Latin America and Africa, and PerfectDraft in Europe. These brands fulfilled over 69 million e-commerce orders and generated revenue of more than USD 550 million in 2023. DTC contributes to the execution of our strategy by helping us solve consumer problems and improve our relationship with consumers. Our DTC business has enabled us to develop deeper consumer insights and transform the way we engage with our consumers, helping us drive category growth by developing occasions, increasing premiumization of the category and growing category participation.

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

Each market in which we operate has its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well-placed to address changing consumer needs in the various categories (above core, core and value) within any given market.

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

•	Asia Pacific: China, India, Japan, New Zealand, South Korea, Vietnam and other South Asian and Southeast Asian countries; and

•	Global Export and Holdings Companies.

The table below sets out our total volumes broken down by business segment for the periods shown:

	2023		2022		2021
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	90	15.4%	103	17.3%	107	18.4%
Middle Americas	149	25.4%	148	24.8%	141	24.3%
South America	162	27.8%	164	27.6%	157	26.9%
EMEA	90	15.4%	91	15.3%	87	14.9%
Asia Pacific	93	15.9%	89	15.0%	88	15.2%
Global Export and Holding Companies	0	0.1%	1	0.2%	2	0.3%
Total	585	100.0%	595	100.0%	582	100.0%

See “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products” for a breakdown between our beer and non-beer volumes and revenue. On an individual country basis, our principal markets, during the year ended 31 December 2023, in alphabetical order, were Argentina, Belgium, Brazil, Canada, China, Colombia, Ecuador, Mexico, Nigeria, Peru, South Africa, South Korea and the United States, with each market having its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well-placed to address changing consumer needs in the various categories (above core, core and value) within any given market.

4.	COMPETITION

We believe our largest competitors are Heineken, Carlsberg, CR Snow and Molson Coors Brewing Company based on information from the Plato Logic Limited report for the calendar year 2022 (published in October 2023).

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

We have participated in this consolidation trend and grown our international footprint through a series of mergers and acquisitions, described in “—A. History and Development of the Company,” which include:

•	the acquisition of Beck’s in 2002;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the combination with Anheuser-Busch Companies in November 2008;

•	the combination with Grupo Modelo in June 2013; and

•	the combination with SAB in October 2016.

The 10 largest brewers in the world in 2022 in terms of volume are as set out in the table below (m HL).

1	AB InBev	524.5
2	Heineken	281.4
3	Carlsberg	135.0
4	CR Snow	111.0
5	Tsingtao	80.7
6	Molson Coors Brewing Company	78.8
7	Asahi	70.8
8	Beijing Yanjing	37.7
9	Castel	37.2
10	EFES	33.4

Note:

(1)

Source: Plato Logic Limited report for the calendar year 2022 (published in October 2023). Volumes are based on calculations on total volumes of majority-owned subsidiaries, also licensed brewing. Our own beer volumes for the year ended 31 December 2023 were 510 million hectoliters and 522 million hectoliters for the year ended 31 December 2022.

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

Yeast is a micro-organism that turns the sugar in the wort into alcohol and carbon dioxide. This process of fermentation takes five to 11 days, after which the wort finally becomes beer. Different types of beer are made using different strains of yeast and wort compositions. In some yeast varieties, the yeast cells rise to the top of the liquid at the end of fermentation. Ales are brewed with these “top-fermenting” yeast strains. Lagers are made using yeast strains that settle to the bottom of the liquid. Some special Belgian beers, called lambic or gueuze, use yet another method, where fermentation relies on special mixed cultures.

During the maturation process, the beer clarifies as yeast and other particles settle. Further filtering gives the beer more clarity. Maturation varies by type of beer and can take as long as three weeks, and then the beer is ready for packaging in kegs, cans or bottles.

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

We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 27 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023, for further details on commodities hedging.

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

Beverage Production Facilities

Our beverage production facilities comprised 211 breweries and/or non-beer plants as of 31 December 2023 spread across our regions. Of these 211 plants, 165 produced only beer and other alcoholic malt beverages, 17 produced only soft drinks and 29 produced beer, other alcoholic beverages and soft drinks. Except in limited cases, our breweries are not dedicated to one single brand of beer.

This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our business segments (excluding Global Export and Holdings Companies) in 2023, the number of our beverage production plants (breweries and/or non-beer drink plants) as well as the plants’ overall capacity.

		2023 Volumes(1)(3)		Annual engineering capacity as of 31 December 2023

Business Segment	Number of plants as of 31 December 2023(3)	Beer and Beyond Beer (khl)	Non-Beer (khl)(2)	Beer and Beyond Beer (khl)	Non-Beer (khl)(2)
North America	33	85,187	4,952	133,354	0
Middle Americas	33	122,469	26,261	160,346	31,582
South America	50	118,743	43,717	153,431	63,165
EMEA	48	87,191	3,023	126,563	1,507
Asia Pacific	47	91,886	840	162,594	23
Total	211	505,476	78,793	736,288	96,278

Notes:

(1)	Reported volumes.

(2)	The non-beer category includes soft drinks and certain other beverages.

(3)	Excludes our joint ventures and assets where we are not the majority owner.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2023.

Type of plant / facility	Number of plants / facilities(1)	Countries in which plants / facilities are located(1)

Malt plants	19	Argentina, Brazil, Colombia, Ecuador, Mexico, Peru, South Africa, South Korea, Uganda, United States, Uruguay, Zambia

Rice and corn grits mill	6	Argentina, Bolivia, Peru, United States

Farm and agriculture	3	Germany, United States, South Africa

Hop pellet plant	1	Argentina

Glass bottle plants	4	Brazil(2), Mexico, Paraguay

Crown and closure plants	4	Argentina, Brazil, Colombia, Mexico

Label plants	2	Brazil, Colombia

Can plants	8	Brazil, Bolivia, Mexico, United States

Can lid manufacturing plants	2	United States

Crown and closure liner material plants	1	United States

Soft drink concentrate plants	1	Brazil

Yeast plants	1	Brazil

Other	4	Brazil, United States

Total	56

Notes:

(1)	Excludes plants and facilities owned by joint ventures and assets where we are not the majority owner.
(2)	In January 2023, we began construction of a new glass bottle plant in Brazil, which is expected to be completed in 2024.

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

For example, in 2023, we invested in additional brewing, packaging and distribution capacities in multiple countries including Argentina, Brazil, South Africa, the United Kingdom, Colombia, Honduras, Mexico, Zambia, China, India, Chile, the United States and others to meet our future demand expectations in these countries or for export volumes.

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

The products we brew in the United States are sold to wholesalers, and those wholesalers, with limited exceptions, have the exclusive right to carry our products within a designated territory for resale to retailers, with some entities owning more than one wholesalership. As of the end of 2023, there were 388 such wholesalers—we owned 12 of these wholesalers and the remaining wholesalers are independent businesses.

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

•	The Corona beer brand is perpetually licensed to a subsidiary of Constellation Brands, Inc. for marketing and sales in 50 states of the United States, the District of Columbia and Guam.

•

Aguila, Castle Lager, Cusqueña, Cristal, Redd’s and certain other brands are perpetually licensed to Molson Coors Brewing Company in the 50 states of the United States, the District of Columbia and Puerto Rico. We have retained rights to brew and distribute these beers outside of the United States, the District of Columbia and Puerto Rico.

•

On 30 March 2018, following the merger of our businesses in Russia and Ukraine with Anadolu Efes, we granted the right to brew and/or distribute several of our brands to our associate, AB InBev Efes in which we own a 50% non-controlling stake and which we do not consolidate. On 22 April 2022, we announced our decision to sell our non-controlling interest in the AB InBev Efes joint venture and that we were in active discussions with Anadolu Efes, the controlling shareholder of AB InBev Efes, to acquire that interest. On 19 December 2023, we announced that Anadolu Efes has agreed to acquire the entirety of that interest. The completion of the transaction is subject to customary closing conditions, including required regulatory and governmental approvals. See “Item 3. Key Information—D. Risk Factors—Financial Risks—Our business, financial performance and results of operations have been, and may continue to be, adversely affected by the continuation and consequences of the ongoing conflict between Russia and Ukraine”, and note 16 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 included in this Form 20-F for further details regarding our investment in AB InBev Efes.

•

In connection with the listing of a minority stake of Budweiser APAC on the Hong Kong Stock Exchange, we have entered into a number of framework agreements granting Budweiser APAC (i) exclusive licenses to brew, import for sale, sell and distribute and (ii) non-exclusive licenses to advertise and promote our brands in APAC territories.

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

We also manufacture and distribute third-party brands, such as Kirin in the United States, and have the right to manufacture and distribute Brahma, a brand owned by our Brazilian listed subsidiary, Ambev, in certain jurisdictions. Compañía Cervecera de Canarias (in the Canary Islands) has an agreement to distribute Guinness in the Canary Islands. Ambev and some of our other subsidiaries have entered into manufacturing and distribution agreements with PepsiCo. Major brands that are distributed under this agreement are Pepsi-Cola, Lipton Ice Tea, H2OH! and Gatorade. See “—2. Principal Activities and Products—Non-Beer—Non-Alcohol Beverages” for further information in this respect. Ambev and some of our other subsidiaries also have license agreements with us which allow them to exclusively produce, distribute and market Beck’s, Stella Artois, Budweiser in Latin America and Canada and Corona products in Brazil, Canada, Chile and Argentina. Ambev also distributes Budweiser in Paraguay, Guatemala, the Dominican Republic, El Salvador, Nicaragua, Uruguay and Chile.

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

Our brand portfolio consists of four global brands (Budweiser®, Corona®, Stella Artois® and Michelob ULTRA®), our multi-country brands (Beck’s®, Hoegaarden® and Leffe®), and many “local champions” (Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, and Skol®). We believe this robust brand portfolio provides us with strong growth opportunities and positions us well to meet the needs of consumers for different occasions in each of the markets in which we compete. For further information about our brands, see “—2. Principal Activities and Products—Beer.”

We seek to constantly strengthen and develop our brand portfolio through enhancement of brand quality, marketing, and product innovation. Our marketing team therefore works together closely with our research and development team (see “—10. Intellectual Property; Innovation; Research and Development” for further information).

We continually assess consumer needs and category dynamics in each geographic market in which we operate in order to identify opportunities for growth. We then work to position our existing brands (or introduce new brands) to address these opportunities, taking into account a variety of factors such as style, price point, emotional needs, and functional benefits.

Our brand-building approach always starts with the consumer. We leverage established third party research as well as proprietary first party data to identify key audiences for each brand and understand their behaviors, attitudes, preferences and needs. Based on this understanding we aim to develop long-term, scalable platforms that connect our key brands with the most relevant passion points for each audience. In doing so, we place significant emphasis on creative effectiveness, and aim to use creativity to solve consumer and business problems in a way that drives growth. We have an ecosystem of programs to support effective creativity, called Creative X, which has been featured as a best practice at the Cannes Lions Festival of Creativity and other global marketing forums. Finally, we execute our brand platforms and activations with a digitally- and commercially integrated approach, and aim for all brand activations to drive our business and help us lead and grow the category.

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

Governments in most of the countries in which we do business also establish minimum legal drinking ages, which generally vary from 16 to 21 years of age or impose other restrictions on sales. Some governments have imposed or are considering imposing minimum pricing on alcohol products. Moreover, governments may seek to address harmful use of alcohol by raising the legal drinking age, further limiting the number, type or operating hours of retail outlets or expanding retail licensing requirements. We work both independently and together with other brewers and alcoholic beverage companies to tackle the harmful use of alcohol products and actively promote responsible sales and consumption.

Many beer drinking occasions are closely related to the ability of people to gather, therefore they are susceptible to the type of restrictions governments implement to respond to pandemics, as evidenced during the COVID-19 pandemic, or other events such as civil unrest. These restrictions typically entail the shortening of hours or temporary enforced closures of retail outlets, mostly limited to restrictions on on-trade outlets. The extent of restrictions usually depends on a variety of factors, including the prevalence of the disease or unrest and governmental concerns regarding the impact of the restrictions on the overall wellbeing of the population.

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

We are subject to different environmental legislation and controls in each of the countries in which we do business. Environmental laws in the countries in which we operate mostly relate to (i) the conformity of our operating procedures with environmental standards regarding, among other things, the emission of gas and liquid effluents, (ii) the disposal of one-way (that is, non-returnable) packaging and (iii) noise levels. We believe that the regulatory climate in most countries in which we do business is becoming increasingly strict with respect to environmental issues and expect this trend to continue in the future. Achieving compliance with applicable environmental standards and legislation may require plant modifications and capital expenditures. Laws and regulations may also limit noise levels and the disposal of waste, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations that require polluters or site owners or occupants to clean up contamination.

The number and amount of dividends payable to us by our operating subsidiaries is, in certain countries, subject to exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. See also “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Transfers from Subsidiaries” and “Item 3. Key Information—D. Risk Factors—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.”

Iran-Related Required Disclosure

The Iran Threat Reduction and Syria Human Rights Act of 2012 requires disclosure of certain activities relating to Iran by AB InBev or its affiliates that occurred during our 2023 fiscal year. Anadolu Efes, our affiliate, has a licensing agreement with an Iranian company for the production of non-alcoholic beer in Iran. Pursuant to that licensing agreement, Anadolu Efes will receive EUR 18,065 (USD 19,518) in gross revenue for 2023, from which it expects to record no net profit. Anadolu Efes plans to continue its licensing arrangement.

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

Social Norms Marketing

Research indicates that it is possible to improve individual patterns of consumption by reminding consumers that moderation and control are the group norms. Social norms marketing is a combination of evidence-based techniques proven to promote specific positive behaviors. Through social norms marketing, we aim to improve consumption patterns by promoting social norms that produce positive outcomes. Our social norm efforts are built around the following programs:

•

Investing in social norms marketing campaigns and programs: In 2015, we committed to invest USD 1 billion across our markets in dedicated social marketing campaigns and related programs by the end of 2025. We are on track to meet our goal by 2025, with investment of approximately USD 900 million through 2023.

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

Multi-Year Pilots

We believe we need to work with communities to reduce harmful drinking and offer impactful evidence-based interventions. Through our Smart Drinking City Pilots we identified best practices that could be scaled up, we have identified three interventions that we believe can be most impactful in helping to reduce the harmful effects of drinking and are working on making these tools accessible and scalable.

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

•

Road Safety Initiatives: We support the United Nations goal to halve the number of road traffic fatalities by 2030 and invest in innovative programs to improve road safety and reduce injuries and fatalities from traffic collisions. In 2023, we renewed and expanded our partnership with United Nations Institute for Training and Research (UNITAR) to improve road safety. We continue to work with Together for Safer Roads, a private-sector coalition focused on improving road safety.

In partnership with local experts, governments and the AB InBev Foundation, we are supporting 53 programs across 21 countries using the evidence-based techniques we tested in our City Pilots.

Providing choice in our product portfolio

In 2015, we led the industry by setting a goal of expanding our NABLAB volume to represent 20% of our global beer volume by the end of 2025, bringing global attention and eventually momentum to this category. In 2023, 6.8% of our global beer volume was less than 3.5% alcohol by volume (ABV). Although we have been striving to meet our goal, we believe we will not reach the target of 20% by 2025. When measured against the typical 5% ABV for beer, lower-alcohol alternatives are a larger part of our portfolio. Today, products at 4.5% ABV or below represent 54% of our portfolio. We are committed to expanding our portfolio of no-alcohol and lower-alcohol products to give consumers more choice and promote moderation and responsible drinking worldwide. We are furthering this effort by featuring Corona Cero, our fast-growing zero alcohol beer brand, as the leading global Worldwide Olympic Partner brand.

Labeling

Our labels and secondary packaging are a key touchpoint with consumers. Many countries do not require guidance labels. However, as part of our voluntary guidance labeling initiative, in all 26 countries (which represent approximately 50% of our global volumes) where there is currently no legal mandate for legal warnings, we have updated our label designs on our primary product packaging to provide actionable information on how consumers can prevent harmful drinking.

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

•	Smart agriculture: 100 percent of the company’s direct farmers will be skilled, connected and financially empowered;

•	Water stewardship: 100 percent of our communities in high-stress areas will have improved water availability and quality;

•	Circular packaging: 100 percent of our products will be in packaging that is returnable or made from mostly recyclable content; and

•	Climate action: 100 percent of our purchased electricity will be from renewable sources as well as a goal of 25 percent reduction in carbon dioxide emissions across our value chain.

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

Since launching, the 100+ Accelerator has worked with 116 startups from 35 countries, and in 2023, we launched applications for the fifth cohort of startups.

Helping entrepreneurial small businesses grow and thrive

As part of our commitment to help communities thrive, we believe we have a responsibility to help the small businesses in our supply chain. From the suppliers that help power our production to the retailers that connect with our consumers every day, small businesses play a vital role as an engine of economic growth and employment. They are critical to the success of our business operations.

We value our relationships with our small business partners and recognize the challenges many face in sustaining and growing their operations, such as limited business skills and the need for affordable financial services and infrastructure. As their business partner, we believe we can help them address these barriers to unlock their entrepreneurial potential and enable us to grow together.

Our Emprendedores program aims to empower small retailers in countries like Colombia, Peru and Ecuador by providing access to tools that include business skills training and affordable financial services that aim to help improve their livelihoods and business operations.

The BEES business, which is operated by our wholly-owned subsidiary, is bringing the power of digital to small- and medium-sized retailers, and aims to make their lives easier and their businesses more profitable. The impact of the platform goes beyond business development – across different initiatives, support is provided to the communities that BEES serves. For example, Mi Negocio is a tool within the BEES app that provides retailers with access to best-in-class business leadership tutorials in the form of videos, podcasts and articles written by industry experts.

Creating resilient agricultural supply chains

About half of our malt barley is locally sourced to reduce the risk of supply chain disruption and exposure to currency volatility, while boosting rural economies and strengthening agriculture. In 2023, we continued to build resilient agricultural systems, by working with over 23,500 farmers across 14 countries to support the growth of our six priority crops: barley, cassava, hops, maize, rice and sorghum. We have put in place programs and partnerships to ensure that our farmers have access to good seed varieties and technical training (skilled), improved insights and data (connected), and the ability to invest in and grow their business (financially empowered). SmartBarley has been our primary agricultural technology program since 2013, and was live in eight countries in 2023. We also continued to implement our soil health framework, launched in 2020 in partnership with The Nature Conservancy, to provide a path for our agronomists and researchers to design and measure the impact of soil health, water and biodiversity initiatives in the field. The framework creates a common set of goals and a suite of agronomic practices and implementation strategies that our teams can tailor for the local context.

Supporting Smallholder Farmers

Agriculture is a critical source of income and livelihoods in a number of markets in Africa and South America, where we have pioneered the use of under-commercialized local crops to create new affordable beer brands – like Eagle Lager, made with local sorghum in Uganda, and Nativa, made with local cassava in Colombia. This strategy allows us to reach new consumers while increasing incomes for local smallholder farmers.

Stella Artois and Water.org

The Stella Artois Buy A Lady A Drink initiative was launched in 2015 in partnership with Water.org. Through its partnership with Water.org, Stella Artois is helping provide millions of people in the developing world with access to clean, safe water. Stella Artois supports the work of Water.org through direct donations and sale of special edition products.

Watershed Protection

We continue to scale our water stewardship efforts by engaging in watershed protection measures, in partnership with local stakeholders, in high-stress areas across Argentina, Bolivia, Brazil, Colombia, El Salvador, India, Mexico, Mozambique, Namibia, Peru, South Africa, Tanzania, Uganda, the United States and Zambia. Together with local authorities, other water users, and non-governmental organizations like the WWF and The Nature Conservancy, we have devoted financial and technical resources to green infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts, and soil conservation techniques. To address the challenges specific to the local context, we have developed and implemented a comprehensive watershed management process at sites located in water-stressed areas. We are taking a results-based approach and have established baselines for measurement and tracking techniques based on pilot initiatives in a number of our high-risk communities. To date we have invested in long-term solutions across 36 sites where we seek to increase water security and improve water quality and availability for our communities and operations.

Renewable Energy

We are one of the world’s largest corporate buyers of electricity and a member of the global corporate renewable energy initiative RE100 and we are committed to sourcing 100% of our purchased electricity from renewables in order to reduce our carbon emissions and long-term energy cost, improve air quality and create jobs in the renewable energy industry. As members of the RE100, we follow the initiatives guidelines with our renewable electricity sources coming from solar, wind, biomass, biogas, geothermal and water. We also follow RE100 guidelines on energy generation, leveraging self-generated energy through either on-site installations or off-site PPAs. In 2023, we invested in a biomass processor at our Jupille brewery in Belgium to produce thermal energy from malt husks, which we believe will reduce our gas consumption and lower our carbon emissions, and installed electric boilers that use hydropower to replace natural gas boilers in our Ziyang brewery in China.

Recycling

We are driving and protecting the circular economy of our industry by increasing the amount of reused or recycled materials in our packaging and recovering more post-consumer waste. We aim to work with partners, suppliers and retailers across our value chain in this effort. Packaging, such as returnable glass bottles, is an important component of this effort, and increasing recycling, recovery and reuse also helps avoid loss of value. In 2023, we launched a nationwide returnable bottle campaign in Brazil to help increase the use of returnable packaging by promoting affordability and sustainability.

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

In 2023, to celebrate Global Smart Drinking Week, we launched an internal Smart Drinking campaign called “Enjoy like a Pro,” which aims to remind employees about the role they play as ambassadors of moderation and responsible drinking.

Disaster Response Across Communities

In 2023, hurricanes, floods, earthquakes, wildfires and other natural disasters struck with great force in many communities. We supported disaster relief and recovery efforts, mainly through emergency drinking water donations and provision of funds, such as:

•	Donating 41,000 liters of water to 22 allied organizations in Lima and the north of Peru in support of disaster mitigation related to the El Niño Phenomenon;

•	Providing 3,800,000 cans of drinking water to support disaster relief and preparedness efforts across the United States, in partnership with the American Red Cross and National Volunteer Fire Council;

•	Delivering more than 150,000 cans of clean drinking water to support communities in Alberta, Halifax, Kamloops, Kelowna, Montreal and Pictou in Canada;

•

Donating medical supplies, food and water to support humanitarian aid in Bolivia. We also donated equipment to the Unidad Urbana de Bomberos y Rescate firefighters to support firefighting in northern Bolivia; and

•	Producing and donating over 2.5 million cans of emergency drinking water to people in need during crises in China.

C.	ORGANIZATIONAL STRUCTURE

Anheuser-Busch InBev SA/NV is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2023) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC One Busch Place St. Louis, MO 63118	Delaware, U.S.A.	100%	100%
Ambev S.A. Rua Dr. Renato Paes de Barros 1017 3° Andar Itaim Bibi São Paulo, Brazil	Brazil	61.76%	61.76%
Budweiser Brewing Company APAC Limited Suite 2701, Hysan Place 500 Hennessy Road, Causeway Bay Hong Kong SAR, China	Cayman Islands	87.22%	87.22%
Cervecería Modelo de México, S. de R.L. de C.V. Cerrada de Palomas 22, 6th Floor, Reforma Social Miguel Hidalgo 11650 Mexico City, Mexico	Mexico	100%	100%
ABI SAB Group Holding Limited Bureau, 90 Fetter Lane London EC4A 1EN, United Kingdom	United Kingdom	100%	100%

For a more comprehensive list of our most important financing and operating subsidiaries, see note 34 of our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

D.	PROPERTY, PLANTS AND EQUIPMENT

For a further discussion of property, plants and equipment, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business — Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production inputs,” “—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Capacity Expansion,” and “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Capital Expenditures”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW

The following is a review of our financial condition and results of operations as of 31 December 2023 and 2022, and for the three years ended 31 December 2023, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

See “Presentation of Financial and Other Data” for further information on our presentation of financial information.

A.	KEY FACTORS AFFECTING RESULTS OF OPERATIONS

We consider economic conditions and pricing, raw material and transport prices, consumer preferences, our product mix, the effect of our distribution arrangements, acquisitions, divestitures and other structural changes, excise taxes, the effect of governmental regulations, foreign currency effects, weather and seasonality and widespread health emergencies to be the key factors influencing the results of our operations. The following sections discuss these key factors.

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, energy prices, interest rates, government policies, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. A number of our key markets, including the U.S., U.K., Europe and China, have experienced unfavorable macroeconomic conditions recently, which could have a material adverse effect on the demand for our products. Furthermore, as a substantial proportion of our operations are carried out in developing markets, any general decline in developing markets as a whole could impact us disproportionately compared to our competitors with less exposure to developing markets.

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

Markets across the world experienced significant inflationary pressures in 2022 and the first half of 2023 and inflation rates in certain countries in which we operate may continue at elevated levels for the near-term. The level of inflation has been particularly significant in our South America region. In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018 (see “—Foreign Currency”). As measured by the Instituto Nacional de Estadística y Censos, Argentine inflation was approximately 211.8% in 2023. These inflationary pressured drove the decline in our total volumes in Argentina for the year ended 31 December 2023. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2023 Compared to the Year Ended 31 December 2022—Volumes” for additional details. A central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

Inflationary pressures may also result in significant increases to our expenses, including direct materials, wages, energy, and transportation costs. We experienced higher commodity and logistics costs in 2022 and the first half of 2023, and these anticipated commodity cost headwinds drove the increase in our cost of sales for the year ended 31 December 2023. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2023 Compared to the Year Ended 31 December 2022—Cost of Sales” for additional details. In cases of sustained and elevated inflation across several of our key markets, it may be difficult to effectively manage the increases to our costs and we may not be able to pass these increased costs to our customers.

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

The price of the raw and packaging materials that we use in our operations is determined by, among other factors, the level of crop production (both in the countries in which we are active and elsewhere in the world), weather conditions, the capacity utilization of our suppliers, inflation, currency fluctuations, end-user demand, governmental regulations including tariffs, and legislation affecting agriculture and trade. We are also exposed to increases in fuel and other energy prices through our own and third-party distribution networks and production operations. Furthermore, we are exposed to increases in raw material transport costs charged by suppliers (see “—Economic Conditions and Pricing” above).

The prevailing geopolitical instability and sustained inflation (including as a result of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea) have resulted in increased pressure on the supply chain and increased energy costs, which may increase the cost of manufacturing, selling and delivering our products. Increases in the prices of our products could affect demand among consumers, and, thus, our sales volumes and revenue. Even though we seek to minimize the impact of such fluctuations through financial and physical hedging, the results of our hedging activities may vary across time.

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

Consumer Preferences

We are a consumer products company, and our results of operations largely depend on our ability to respond effectively to shifting consumer preferences. Consumer preferences may shift due to a variety of factors, including changes in demographics, changes in social trends, such as consumer health concerns, product attributes and ingredients, changes in travel, weather, vacation or leisure activity patterns, or negative publicity resulting from regulatory action, litigation, our sponsorship relations or campaigns, actions or statements by activists or other public figures. In 2023, sales of Bud Light declined in the U.S. as a result of negative publicity.

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

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in the start-up or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2023 and 2022 are described below. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 included in this Form 20-F.

Acquisitions and Divestitures

During year ended 31 December 2023, we disposed of a portfolio of eight beer and beverage brands and associated assets in the U.S. to Tilray Brands, Inc. and we reported a USD 300 million loss in exceptional items.

On 22 April 2022, we announced our decision to sell our non-controlling interest in the AB InBev Efes joint venture, in which we own a 50% non-controlling stake and which we do not consolidate, and that we were in active discussions with Anadolu Efes, the controlling shareholder of AB InBev Efes, to acquire that interest. As a result, we derecognized the investment in and reported a USD 1,143 million non-cash impairment charge in exceptional share of result of associates in 2022. See also note 16 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 included in this Form 20-F for details regarding non-cash impairment on investments in associates. On 19 December 2023, we announced that Anadolu Efes has agreed to acquire the entirety of our non-controlling interest in AB InBev Efes. No amount will be paid on closing. Completion of the transaction is subject to required regulatory and governmental approvals, and other customary closing conditions.

During 2022 and 2023, we also undertook a series of additional acquisitions and disposals with no significant impact to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 included in this Form 20-F (collectively, the “2022 and 2023 acquisitions and disposals”).

We may also acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Brazilian Tax Credits

In the year ended 31 December 2023, our subsidiary Ambev recognized USD 44 million income in Other operating income related to tax credits in Brazil (2022: USD 201 million). Additionally, Ambev recognized USD 168 million of interest income in Finance income for the year ended 31 December 2023 (2022: USD 168 million) related to these credits.

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

Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit. During 2023, several currencies, such as the Argentinean peso, the Chinese yuan and the South African rand depreciated against the U.S. dollar, while other currencies, such as the Brazilian real, the Colombian peso, the Euro and the Mexican peso, appreciated against the U.S. dollar. Our total consolidated revenue was USD 59.4 billion for the year ended 31 December 2023, an increase of USD 1.6 billion compared to the year ended 31 December 2022. The negative impact of unfavorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2023 was USD 2.7 billion, primarily as a result of the impact of the currencies listed above.

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

Widespread Health Emergencies

Our results of operations have in the past been, and may in the future be, negatively impacted by public health crises and global pandemics (or concerns over the possibility of such a crisis), such as the COVID-19 pandemic and the actions taken in response to it, which can cause a decline in consumer demand for our products.

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

Based on 2023 information, for example, we realized 46% of our total 2023 volumes in South America in the second and third quarters, compared to 54% in the first and fourth quarters of the year, whereas in North America, we realized 52% of our sales volume in the second and third quarters, compared to 48% in the first and fourth quarters. Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above.

B.	SIGNIFICANT ACCOUNTING POLICIES

For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 included in this Form 20-F.

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

Summary of Changes in Accounting Policies

Effective 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs are reported in exceptional net finance income/(cost). As a result, the relevant financial information for the year ended 31 December 2022 has been amended to conform to the basis of presentation for the year ended 31 December 2023 to reflect this change in classification.

The IASB made amendments to IAS 12 Income taxes in May 2023 that (a) provide a temporary exception from accounting for deferred taxes arising from legislation enacted to implement the OECD’s Pillar Two model rules, and (b) introduce additional disclosure requirements. We are within the scope of the OECD Pillar Two model rules as Pillar Two legislation has been enacted in Belgium, the jurisdiction in which AB InBev is incorporated, effective as of 1 January 2024. We applied the exception from accounting for deferred taxes arising from the enacted legislation and are in the process of assessing the full impact. Based on the preliminary analysis made, we do not expect the impact to be material.

To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing our consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023. A number of amendments to standards effective for annual periods beginning after 1 January 2023 have not been discussed either because of their non-applicability or immateriality to our consolidated financial statements.

For additional information, see note 3 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

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

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deduction from revenue recorded by us in relation to these taxes was USD 14.9 billion and USD 14.4 billion for the years ended 31 December 2023 and 2022, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that include a significant amount of goodwill and other intangible assets, including the acquisitions of Anheuser-Busch Companies, Grupo Modelo and SAB.

As of 31 December 2023, our total goodwill amounted to USD 117.0 billion, and our intangible assets with indefinite useful lives amounted to USD 38.2 billion.

Based on our 2023 annual impairment testing for goodwill, no impairment charge was warranted in 2023.

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

We test our goodwill and other long-lived assets for impairment annually or whenever events and circumstances indicate that the recoverable amount of those assets is less than their carrying amount. We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. We believe that all of our estimates are reasonable: they are consistent with our internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control, including geopolitical instability. If our current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of our control, change unfavorably, the estimated fair value of goodwill could be adversely affected, leading to a potential impairment in the future.

We performed our annual goodwill impairment test at cash-generating unit level, which is the lowest level at which goodwill is monitored for internal management purposes.

Our impairment testing methodology is in accordance with IAS 36 Impairment of Assets in which fair-value-less-cost-to-sell and value in use approaches are taken into account. This entails applying a discounted cash flow approach based on acquisition valuation models for the cash- generating units showing an invested capital to Normalized EBITDA multiple above 9x and valuation multiples for our other cash-generating units. The discounted cash flow approach was applied for the Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific cash-generating units.

The key judgments, estimates and assumptions used in the discounted cash flow calculations are generally as follows:

•

Cash flows are based on our ten-year plan as approved by key management. The plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

In order to calculate the terminal value, cash flows are extrapolated after the first ten-year period using expected annual long-term gross domestic product growth rates based on external sources, or a market multiple of 14.4x is applied after the first five years of the plan. Sensitivities on these metrics are considered and the calculations are corroborated by market multiples;

•	Projections are discounted at the unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 6%.

For the cash generating units subject to a discounted cash flow approach, the WACC applied in US dollar nominal terms were as follows:

	Year ended 31 December 2023	Year ended 31 December 2022
Colombia	10%	8%
Rest of Middle Americas	13%	9%
South Africa	11%	9%
Rest of Africa	14%	15%
Rest of Asia Pacific	7%	7%

During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital, the terminal growth rate and the applied market multiple, in particular for the valuations of Colombia, South Africa and Rest of Africa cash-generating units that show the highest invested capital to Normalized EBITDA multiple.

In the sensitivity analysis performed by management during the annual impairment testing in 2023, an adverse change of 1% in WACC or terminal growth rate or an adverse change of 1x in market multiple would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount except for Colombia where an adverse change of 1% in WACC would result in a negative headroom of USD 0.4 billion. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, based on the sensitivity analysis performed, we are not aware of any reasonably possible change in a key assumption used that would cause a cash generating unit’s carrying amount to exceed its recoverable amount.

Although we believe that our judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

Impairment testing of intangible assets with an indefinite useful life is based on the same methodology and assumptions as described above.

For additional information on tangible assets, goodwill, intangible assets, and impairments, see notes 8, 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

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

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Remeasurements, comprising actuarial gains and losses, the effect of asset ceilings (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized, see the sensitivity analysis within note 23 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

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

Share-Based Compensation

We have various types of equity-settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. No stock options were granted in 2022 and 2023. See note 24 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 included in this Form 20-F.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 29 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and in note 29 to our audited consolidated financial statements as of 31 December 2023 and 2022 and for the three years ended 31 December 2023, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

We are subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some of our subsidiaries are involved in tax audits and local enquiries, usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. As required by IFRIC 23, we assess each material tax position. When we assess that it is probable that the tax authorities will accept the tax treatments adopted, income taxes are calculated and reported consistently with the tax treatment used. We disclose the potential effect of material uncertainties as a tax-related contingency in Note 29 Contingencies. When we conclude that it is not probable that a particular tax treatment will be accepted, we generally use the most likely amount of the tax treatment when determining the tax provision to be recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

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

In 2023, North America accounted for 15.4% of our consolidated volumes, Middle Americas for 25.4%; South America for 27.8%; EMEA for 15.4%; Asia Pacific for 15.9%; and Global Export and Holding Companies for 0.1%. A substantial portion of our operations is carried out through our four largest subsidiaries: Anheuser-Busch Companies (wholly owned); Ambev (61.76% owned as of 31 December 2023); Grupo Modelo (wholly owned); Budweiser APAC (87.22% owned as of 31 December 2023); and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, during 2023, we also had non-beer activities (primarily consisting of soft drinks) within Middle Americas, particularly in El Salvador, Honduras, Colombia and Peru and within South America, particularly in Brazil, Argentina, Bolivia and Uruguay. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.

D.	EQUITY INVESTMENTS

See note 16 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 for more information.

E.	RESULTS OF OPERATIONS

Year Ended 31 December 2023 Compared to the Year Ended 31 December 2022

The table below presents our condensed consolidated results of operations for the year ended 31 December 2023 and 2022.

	Year ended 31 December 2023	Year ended 31 December 2022	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	584,728	595,133	(1.7)
Revenue	59,380	57,786	2.8
Cost of sales	(27,396)	(26,305)	(4.1)
Gross profit	31,984	31,481	1.6
Selling, General and Administrative expenses	(18,172)	(17,555)	(3.5)
Other operating income/(expenses)	778	841	(7.5)
Exceptional items	(624)	(251)	(148.6)
Profit from operations	13,966	14,517	(3.8)
Profit of the period	6,891	7,597	(9.3)
Normalized EBITDA(2)	19,976	19,843	0.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use Normalized EBITDA, and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

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

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2023	Year ended 31 December 2022	Change
	(thousand hectoliters)		(%)(1)
North America	90,140	102,674	(12.2)
Middle Americas	148,730	147,624	0.7
South America	162,460	164,319	(1.1)
EMEA	90,213	90,780	(0.6)
Asia Pacific	92,726	88,898	4.3
Global Export and Holding Companies	459	838	(45.2)

Total	584,728	595,133	(1.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes were 584.7 million hectoliters for the year ended 31 December 2023. This represented a decrease of 10.4 million hectoliters, or 1.7% compared to our consolidated volumes for the year ended 31 December 2022. The results for the year ended 31 December 2023 reflect the performance of our business after the completion of the 2022 and 2023 acquisitions and disposals.

Excluding volume changes attributable to the 2022 and 2023 acquisitions and disposals, our own beer volumes decreased 2.3% in the year ended 31 December 2023 compared to the year ended 31 December 2022, as growth in many of our emerging and developing markets was primarily offset by performance in the U.S. and a soft industry in Europe. On the same basis, in the year ended 31 December 2023, our non-beer volumes increased 2.1% compared to the same period in 2022.

North America

In the year ended 31 December 2023, our volumes in North America decreased by 12.5 million hectoliters, or 12.2%, compared to the year ended 31 December 2022. Excluding volume changes attributable to the disposal to Tilray Brands, Inc., and transfers of businesses from the Global Export and Holding Companies, our total volumes decreased by 12.1% in the year ended 31 December 2023, compared to the year ended 31 December 2022.

In the United States, our sales-to-wholesalers (“STWs”) declined by 12.7% and our sales-to-retailers (“STRs”) declined by 11.9%, in each case primarily due to the volume decline of Bud Light as a result of negative publicity in the first week of April. The beer industry remained resilient in 2023, with volumes improving sequentially throughout the year and with beer gaining share of total alcohol by value in the off-premise, according to Circana. Our beer market share saw continued gradual improvement since May through the end of December. In Beyond Beer, our spirits-based ready-to-drink portfolio delivered strong double-digit volume growth, outperforming the industry.

In Canada, volumes declined by mid-single digits, underperforming a soft industry.

Middle Americas

In the year ended 31 December 2023, our volumes in Middle Americas increased by 1.1 million hectoliters, or 0.7%, compared to the year ended 31 December 2022.

In Mexico, volumes declined slightly, in-line with the industry. Our performance this year was driven by consistent execution across all three pillars of our strategy. Our above core portfolio continued to outperform in 2023, delivering low-single digit volume growth. We continued to progress our digital initiatives with our digital DTC platform, TaDa, operating in over 60 major cities with more than 90,000 monthly active users. We continue to explore and scale value added services through the BEES platform, such as Vendo, which enabled more than 650,000 transactions for digital utilities payments and mobile data purchases in 2023, and BEES Marketplace.

In Colombia, volumes grew by low-single digits with a particularly strong performance from Poker which grew volumes by high-single digits. Driven by the consistent execution of our category expansion levers, the beer category continued to grow, gaining 70bps share of total alcohol this year, according to Nielsen, and our volumes reached a new record high.

In Peru, our volumes declined by low-single digits, outperforming a soft industry.

In Ecuador, our volumes declined by low-single digits, with flattish beer volumes.

South America

In the year ended 31 December 2023, our volumes in South America decreased by 1.9 million hectoliters, or 1.1%, compared to the year ended 31 December 2022, with our beer volumes decreasing 2.0% and soft drinks increasing 1.2%.

In Brazil, our total volumes grew by 0.2% with beer volumes down by 1.0%, slightly underperforming the industry according to our estimates, and non-beer volumes up by 3.6%. Our performance this year was led by our premium and super premium brands, which delivered volume growth in the mid-twenties and gained share of the premium beer segment, according to our estimates. Non-beer performance was led by our low-and no-sugar portfolio, which grew volumes by over 25%. BEES Marketplace continued to expand, reaching over 835,000 customers, a 17% increase versus fourth quarter of 2022, and grew gross merchandise value (“GMV”) by over 35% in 2023. Our digital DTC platform, Zé Delivery, reached 5.7 million monthly active users in the fourth quarter of 2023, a 19% increase versus the fourth quarter of 2022, and increased GMV by 8% in 2023.

In Argentina, total volumes declined by high-single digits as overall consumer demand was impacted by inflationary pressures.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the year ended 31 December 2023 decreased by 0.6 million hectoliters, or 0.6%, compared to the year ended 31 December 2022. Excluding volume changes attributable to transfers of businesses from the Global Export and Holding Companies, our total volumes decreased by 0.8% in the year ended 31 December 2023, compared to the year ended 31 December 2022.

On the same basis, in Europe, our volumes declined by mid-single digits, driven by a soft industry. We continued to premiumize our portfolio this year. Through the consistent execution of our strategy and investment in our brands, we gained or maintained market share in the majority of our key markets in 2023, according to our estimates. Our digital transformation in Europe is progressing, with BEES now live in the UK, Germany, Belgium, the Netherlands and the Canary Islands.

In South Africa, volumes grew by mid-single digits. Driven by focused commercial investment and the consistent execution of our strategy, the momentum of our business continued in 2023. Our portfolio delivered all-time high volumes, with increased Brand Power of our beer and beyond beer portfolios driving market share gains of both beer and total alcohol according to our estimates. Our core beer portfolio continued to outperform, and our global brands grew volumes by more than 30%, driven by Corona and Stella Artois. In Beyond Beer, our portfolio grew volumes by high-single digits led by Flying Fish and Brutal Fruit.

In Africa excluding South Africa, volumes declined by low-teens in Nigeria, driven by a soft industry which was impacted by the continued challenging operating environment.

Asia Pacific

For the year ended 31 December 2023, our volumes increased by 3.8 million hectoliters, or 4.3%, compared to the year ended 31 December 2022.

In China, volumes grew by 4.3%, outperforming the industry according to our estimates. We continued to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion, and digital transformation. Our premium and super premium portfolio continued to outperform, delivering mid-teens volume growth and driving overall market share expansion according to our estimates. The roll out and adoption of the BEES platform continued, with BEES now present in approximately 260 cities and with 70% of our revenue generated through digital channels in December.

In South Korea, volumes declined by low-single digits, underperforming the industry.

Global Export and Holding Companies

For the year ended 31 December 2023, Global Export and Holding Companies volumes decreased by 0.4 million hectoliters, or 45.2% compared to the year ended 31 December 2022.

Excluding transfer of businesses mainly to EMEA and North America zone, our total volumes decreased by 23.7% in the year ended 31 December 2023, compared to the year ended 31 December 2022.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2023 as compared to our revenue for the year ended 31 December 2022.

	Year ended 31 December 2023	Year ended 31 December 2022	Change
	(USD million)		(%)(1)
North America	15,072	16,566	(9.0)
Middle Americas	16,348	14,180	15.3
South America	12,040	11,599	3.8
EMEA	8,589	8,120	5.8
Asia Pacific	6,824	6,532	4.5
Global Export and Holding Companies	508	790	(35.7)

Total	59,380	57,786	2.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 59,380 million for the year ended 31 December 2023. This represented an increase of USD 1,594 million, or 2.8%, as compared to our consolidated revenue for the year ended 31 December 2022. The results for the year ended 31 December 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023, (ii) currency translation effects and (iii) changes in classification, including changes related to commercial arrangements.

•

The 2022 and 2023 acquisitions and disposals and changes in classification negatively impacted our consolidated revenue by USD 123 million on a net basis for the year ended 31 December 2023 compared to the year ended 31 December 2022.

•

Our consolidated revenue for the year ended 31 December 2023 also reflects a negative currency translation impact, including hyperinflation accounting impact, of USD 2,744 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the 2022 and 2023 acquisitions and disposals, changes in classification and currency translation effects, our revenue increased by 7.8% and increased by 9.9% on a per hectoliter basis in the year ended 31 December 2023 compared to the year ended 31 December 2022. Despite the decrease in volumes discussed above, the increase in our consolidated revenue was driven by the increase in our revenue on a per hectoliter basis, as a result of pricing actions, ongoing premiumization and other revenue management initiatives. The percentage of consumers purchasing our portfolio of brands increased or remained stable in the majority of our markets, according to our estimates. Our brand, pack and liquid innovations drove increased participation with female consumers across key markets in Africa, Latin America and Europe, and new legal drinking age consumers in the U.S. and Canada. See “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products— Digital Transformation and New Businesses” for details regarding performance of BEES and our DTC ecosystem in 2023.

The increase in our revenue per hectoliter in the year ended 31 December 2023 was most significant in South America, EMEA and Middle Americas.

•

In South America, the growth in the revenue per hectoliter in Argentina was driven primarily by revenue management initiatives in a highly inflationary environment. In Brazil, we reported high-single digit growth in revenue per hectoliter, driven primarily by revenue management.

•	In EMEA, the growth in the revenue per hectoliter was mainly driven by pricing actions and continued premiumization in Europe and South Africa.

•	In Middle Americas, the growth in the revenue per hectoliter was driven by revenue management initiatives in an environment of moderating inflation.

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, we have been reporting our Argentinean operation by applying hyperinflation accounting in accordance with IFRS rules (IAS 29 Financial Reporting in Hyperinflationary Economies) since 2018. Inflation in Argentina has accelerated over the past 12 months, resulting in a more significant impact on the increase in our revenues (excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation effects) than historically. For illustrative purposes, fully excluding the Argentinean operation, the increase in our revenue (excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation effects) for the year ended 31 December 2023 would be 3.8% compared to the year ended 31 December 2022.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the year ended 31 December 2023 as compared to the year ended 31 December 2022:

	Year ended 31 December 2023	Year ended 31 December 2022	Change
	(USD million)		(%)(1)
North America	(6,517)	(6,714)	2.9
Middle Americas	(6,379)	(5,540)	(15.1)
South America	(5,984)	(5,976)	(0.1)
EMEA	(4,645)	(4,167)	(11.5)
Asia Pacific	(3,272)	(3,168)	(3.3)
Global Export and Holding Companies	(598)	(740)	19.2

Total	(27,396)	(26,305)	(4.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 27,396 million for the year ended 31 December 2023. This represented an increase of USD 1,091 million, or 4.1% compared to our consolidated cost of sales for the year ended 31 December 2022. The results for the year ended 31 December 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023, (ii) currency translation effects and (iii) changes in classification.

•

The 2022 and 2023 acquisitions and disposals and the changes in classification positively impacted our consolidated cost of sales by USD 45 million on a net basis for the year ended 31 December 2023 compared to the year ended 31 December 2022.

•

Our consolidated cost of sales for the year ended 31 December 2023 also reflects a positive currency translation impact, including hyperinflation accounting impact, of USD 1,226 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the 2022 and 2023 acquisitions and disposals, changes in classification and currency translation effects, our consolidated cost of sales increased by USD 2,362 million or 9.0%. Our consolidated cost of sales for the year ended 31 December 2023 was partially impacted by the decrease in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 11.3%. This was primarily driven by anticipated commodity cost headwinds. The increase in cost of sales per hectoliter was most significant in South America, with Argentina in a high inflationary environment, EMEA and North America.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2023 as compared to the year ended 31 December 2022. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2023 were USD 17,394 million, representing an increase of USD 680 million, or 4.1%, compared to our operating expenses for 2022.

	Year ended 31 December 2023	Year ended 31 December 2022	Change
	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(18,172)	(17,555)	(3.5)
Other Operating Income/(Expenses)	778	841	(7.5)

Total Operating Expenses	(17,394)	(16,714)	(4.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the year ended 31 December 2023 as compared to the year ended 31 December 2022:

	Year ended 31 December 2023	Year ended 31 December 2022	Change
	(USD million)		(%)(1)
North America	(4,619)	(4,587)	(0.7)
Middle Americas	(3,792)	(3,390)	(11.9)
South America	(3,575)	(3,458)	(3.4)
EMEA	(2,614)	(2,604)	(0.4)
Asia Pacific	(2,133)	(2,067)	(3.2)
Global Export and Holding Companies	(1,439)	(1,447)	0.6

Total	(18,172)	(17,555)	(3.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 18,172 million for the year ended 31 December 2023. This represented an increase of USD 617 million, or 3.5%, as compared to the year ended 31 December 2022. The results for the year ended 31 December 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023, (ii) currency translation effects and (iii) changes in classification related to commercial arrangements.

•

The 2022 and 2023 acquisitions and disposals and changes in classification negatively impacted our consolidated selling, general and administrative expenses by USD 14 million for the year ended 31 December 2023 compared to the year ended 31 December 2022.

•

Our consolidated selling, general and administrative expenses for the year ended 31 December 2023 also reflects a positive currency translation impact, including hyperinflation accounting impact, of USD 696 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the 2022 and 2023 acquisitions and disposals, changes in classification and currency translation effects, our consolidated selling, general and administrative expenses increased by 7.4% due primarily to increased sales and marketing investments.

Other Operating Income/(Expenses)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2023 as compared to the year ended 31 December 2022:

	Year ended 31 December 2023	Year ended 31 December 2022	Change
	(USD million)		(%)(1)
North America	34	45	(24.4)
Middle Americas	51	(12)	—
South America	394	473	(16.7)
EMEA	198	198	—
Asia Pacific	113	137	(17.5)
Global Export and Holding Companies	(13)	1	—

Total	778	841	(7.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses for the year ended 31 December 2023 was USD 778 million. This represented a decrease of USD 63 million, as compared to the year ended 31 December 2022. The results for the year ended 31 December 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023, (ii) the Brazilian tax credits and (iii) currency translation effects.

•

The 2022 and 2023 acquisitions and disposals and the Brazilian tax credits negatively impacted our net consolidated other operating income and expenses by USD 146 million on a net basis for the year ended 31 December 2023 compared to the year ended 31 December 2022.

•	Our net consolidated other operating income and expenses for the year ended 31 December 2023 had no significant currency translation impact.

Excluding the effects of the 2022 and 2023 acquisitions and disposals, Brazilian tax credits and currency translation effects, our net consolidated other operating income and expenses increased by 19.8% mainly driven by higher government grants.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the year ended 31 December 2023, exceptional items included in profit from operations mainly consisted of restructuring charges, business and asset disposals (including impairment losses) and legal costs. Exceptional items were as follows for year ended 31 December 2023 and 2022:

	Year ended 31 December 2023	Year ended 31 December 2022
	(USD million)
COVID-19 costs	—	(18)
Restructuring	(142)	(110)
Business and asset disposal (including impairment losses)	(385)	(71)
Claims and legal costs	(85)	—
AB InBev Efes related costs	(12)	(51)
Acquisition costs/Business combinations	—	(1)

Total	(624)	(251)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 142 million for the year ended 31 December 2023 as compared to a net cost of USD 110 million for the year ended 31 December 2022. These charges primarily relate to organizational alignments as a result of operational improvements and digitalization efforts across our supply chain and our commercial and support functions. These alignments aim to eliminate overlapping organizations or duplicated and manual processes, taking into account the right match of employee profiles with the new organizational requirements.

Business and asset disposal (including impairment losses)

Business and asset disposals (including impairment losses) amounted to a net cost of USD 385 million for the year ended 31 December 2023, mainly comprising of a loss of USD 300 million we recognized upon disposal of a portfolio of eight beer and beverage brands and associated assets in the U.S. to Tilray Brands, Inc. Business and asset disposals (including impairment losses) amounted to a net cost of USD 71 million for the year ended 31 December 2022, mainly comprising impairment of intangible assets and other non-core assets sold in the period.

Claims and legal costs

We recorded exceptional claim and legal costs of USD 85 million for the year ended 31 December 2023. These charges relate to a customs audit claim in South Korea of USD 66 million and legal costs of USD 19 million related to the successful outcome of series of lawsuits regarding Ambev warrants.

AB InBev Efes Related Costs

We incurred exceptional costs of USD 12 million related to the disposal of AB InBev Efes for the year ended 31 December 2023, as compared to exceptional costs of USD 51 million related to discontinuation of the operations of the associate for the year ended 31 December 2022.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2023 as compared to the year ended 31 December 2022:

	Year ended 31 December 2023	Year ended 31 December 2022	Change
	(USD million)		(%)(1)
North America	3,607	5,220	(30.9)
Middle Americas	6,201	5,219	18.8
South America	2,838	2,620	8.3
EMEA	1,461	1,478	(1.2)
Asia Pacific	1,451	1,431	1.4
Global Export and Holding Companies	(1,592)	(1,451)	(9.7)

Total	13,966	14,517	(3.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 13,966 million for the year ended 31 December 2023. This represented a decrease of USD 551 million, as compared to our profit from operations for the year ended 31 December 2022. The results for the year ended 31 December 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023, (ii) the Brazilian tax credits, (iii) currency translation effects and (iv) the effects of certain exceptional items as described above.

•

The 2022 and 2023 acquisitions and disposals and the Brazilian tax credits negatively impacted our consolidated profit from operations by USD 238 million on a net basis for the year ended 31 December 2023 compared to the year ended 31 December 2022.

•	Our consolidated profit from operations for the year ended 31 December 2023 also reflects a negative currency translation impact, including hyperinflation accounting impact, of USD 879 million.

•

Our profit from operations for the year ended 31 December 2023 was negatively impacted by USD 624 million of certain exceptional items, as compared to a negative impact of USD 251 million for the year ended 31 December 2022. See “Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2023 and 2022.

Excluding the effects of 2022 and 2023 acquisitions and disposals, the Brazilian tax credits and currency translation effects, our profit from operations increased by 4.0%. This increase was most significant in South America, Middle Americas and APAC, mainly due to revenue growth that was partially offset by anticipated commodity cost headwinds and higher selling, general and administrative expenses due primarily to increased sales and marketing investment.

Net Finance Income / (Cost)

Our net finance income / (cost) items were as follows for the year ended 31 December 2023 and 31 December 2022:

	Year ended 31 December 2023	Year ended 31 December 2022	Change
	(USD million)		(%)(1)
Net interest expense	(3,131)	(3,294)	4.9
Net interest on net defined benefit liabilities	(90)	(73)	(23.3)
Accretion expense	(808)	(782)	(3.3)
Net interest income on Brazilian tax credits	168	168	—
Other financial results	(1,172)	(997)	(17.6)

Net finance cost before exceptional finance results(2)	(5,033)	(4,978)	(1.1)
Mark-to-market(2)	(325)	606	—
Gain/(loss) on bond redemption and other	256	223	14.8

Exceptional net finance income/(cost)(2)	(69)	829	—

Net finance income/(cost)	(5,102)	(4,148)	(23)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

The financial information for the year ended 31 December 2022 has been amended to conform to the basis of presentation for the year ended 31 December 2023 to reflect the change in classification of mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs.

Our net finance cost for the year ended 31 December 2023 was USD 5,102 million, as compared to a net finance cost of USD 4,148 million for the year ended 31 December 2022, representing a cost increase of USD 954 million.

The net finance costs before exceptional financial results increased from USD 4,978 million for the year ended 31 December 2022 to USD 5,033 million for the year ended 31 December 2023.

Other financial results were negatively impacted by USD 269 million in 2023 compared to 2022 due to a decrease in hyperinflation monetary adjustments resulting from the devaluation of the Argentinean Peso in December 2023.

Exceptional net finance income/(cost) includes a negative mark-to-market adjustment of USD 325 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a positive mark-to-market adjustment of USD 606 million for the year ended 31 December 2022.

The number of shares covered by the derivative instruments, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2023	Year ended 31 December 2022
Share price at the start of the twelve-month period (in euro)	56.27	53.17
Share price at the end of the twelve-month period (in euro)	58.42	56.27
Number of derivative equity instruments at the end of the period (in millions)	100.5	100.5

Share of Result of Associates

Our share of result of associates for the year ended 31 December 2023 was USD 295 million as compared to USD 299 million for the year ended 31 December 2022.

Exceptional Share of Result of Associates

Our exceptional share of result of associates for the year ended 31 December 2022 includes the non-cash impairment of USD 1,143 million we recorded on our investment in AB InBev Efes.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2023 was USD 2,234 million, with an effective tax rate of 25.2%, as compared to an income tax expense of USD 1,928 million and an effective tax rate of 18.6% for the year ended 31 December 2022. The effective tax rate for the year ended 31 December 2023 was negatively impacted by the non-deductible losses from derivatives related to the hedging of our share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the effective tax rate of 2022 was positively impacted by non-taxable gains from these derivatives. In addition, the 2022 effective tax rate included a USD 350 million benefit from a reorganization which resulted in the utilization of current year and carry forward interests for which no deferred tax asset was recognized.

We benefit from tax-exempted income and tax credits which are expected to continue in the future. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

Profit of the Period

Profit of the period for the year ended 31 December 2023 was USD 6,891 million compared to USD 7,597 million for the same period in 2022. The decrease in profit of the period for the year ended 31 December 2023 was primarily due to decrease in the Profit attributable to equity holders of AB InBev.

	Year ended 31 December 2023	Year ended 31 December 2022
	(USD million)
Profit attributable to non-controlling interests	1,550	1,628
Profit attributable to equity holders of AB InBev	5,341	5,969

Profit of the period	6,891	7,597

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,550 million for the year ended 31 December 2023, a decrease of USD 78 million from USD 1,628 million for the year ended 31 December 2022.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2023 was USD 5,341 million compared to USD 5,969 million for the year ended 31 December 2022. Basic earnings per share of USD 2.65 is based on 2,016 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the year ended 31 December 2023, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

The decrease in profit attributable to our equity holders for the year ended 31 December 2023 was primarily due to the increase in the exceptional items included in profit from operations and in the exceptional net finance cost in the year ended 31 December 2023 compared to the year ended 31 December 2022, partially offset by the decrease in exceptional share of result of associates (loss) recorded in the year ended 31 December 2022.

Underlying profit, attributable to equity holders of AB InBev for the year ended 31 December 2023 was USD 6,158 million. Underlying profit, attributable to equity holders of AB InBev is profit attributable to equity holders of AB InBev excluding the after-tax exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Cost)” and “—Exceptional Share of Result of Associates” and the impact of hyperinflation accounting.

Underlying EPS for the year ended 31 December 2023 was USD 3.05. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “Exceptional Items, “Net Finance Income/(Cost)” and “Exceptional Share of Result of Associates” and the impact of hyperinflation accounting.

	Year ended 31 December 2023	Year ended 31 December 2022
	(USD million)
Profit attributable to equity holders of AB InBev	5,341	5,969
Exceptional items, before taxes	624	251
Exceptional net finance cost, before taxes(1)	69	(829)
Exceptional share of result of associates	35	1,143
Exceptional taxes	(84)	(399)
Exceptional non-controlling interest	(30)	(13)
Hyperinflation impacts	203	(30)

Underlying profit, attributable to equity holders of AB InBev	6,158	6,093

Note:

(1)

The financial information for the year ended 31 December 2022 has been amended to conform to the basis of presentation for the year ended 31 December 2023 to reflect the change in classification of mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs.

Underlying profit, attributable to equity holders of AB InBev is a non-IFRS measure. The measure most directly comparable to underlying profit, attributable to equity holders of AB InBev and presented in accordance with IFRS in our consolidated financial statements is profit attributable to our equity holders. We believe underlying profit, attributable to equity holders of AB InBev is useful to investors because it facilitates comparisons of our profit attributable to our equity holders from period to period. In comparison with profit attributable to our equity holders, underlying profit attributable to equity holders of AB InBev excludes items which are exceptional, which do not impact the day-to-day operation of our primary business, and items over which management has no control, such as the effects of hyperinflation of Argentina. Items excluded from underlying profit, attributable to equity holders of AB InBev are the after-tax exceptional items discussed above, the impact of discontinued operations (if any) and the impacts of hyperinflation.

Underlying profit, attributable to equity holders of AB InBev, however, has limitations as an analytical tool. It is not a recognized term under IFRS and does not purport to be an alternative to profit attributable to our equity holders as a measure of operating performance. As a result, you should not consider underlying profit, attributable to equity holders of AB InBev in isolation from, or as a substitute analysis for, our profit attributable to our equity holders. Some limitations of underlying profit, attributable to equity holders of AB InBev are:

•

Underlying profit, attributable to equity holders of AB InBev does not reflect items which are exceptional, and does not reflect items over which management has no control, such as the effects of hyperinflation in Argentina;

•	Underlying profit, attributable to equity holders of AB InBev does not reflect the impact of discontinued operations (if any);

•	Underlying profit, attributable to equity holders of AB InBev may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations; and

•

the adjustments made in calculating underlying profit, attributable to equity holders of AB InBev are those that management consider are not representative of the underlying operations of the company and therefore are subjective in nature.

We compensate for these limitations, in addition to using underlying profit, attributable to equity holders of AB InBev, by relying on our measures of profit attributable to our equity holders calculated in accordance with IFRS.

	Year ended 31 December 2023	Year ended 31 December 2022
	(USD per share)
Basic earnings per share	2.65	2.97
Exceptional items, before taxes	0.31	0.12
Exceptional net finance cost, before taxes(1)	0.03	(0.41)
Exceptional share of result of associates	0.02	0.57
Exceptional taxes	(0.04)	(0.20)
Hyperinflation accounting impacts in EPS	0.10	(0.02)

Underlying EPS	3.05	3.03

Note:

(1)

The financial information for the year ended 31 December 2022 has been amended to conform to the basis of presentation for the year ended 31 December 2023 to reflect the change in classification of mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs.

The calculation of earnings per share is based on 2,016 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the year ended 31 December 2023.

Underlying EPS is a non-IFRS measure. The measure most directly comparable to Underlying EPS and presented in accordance with IFRS in our consolidated financial statements is basic earnings per share. We believe Underlying EPS is useful to investors because it facilitates comparisons of our earnings per share from period to period. In comparison with basic earnings per share, Underlying EPS excludes items which are exceptional, which do not impact the day-to-day operation of our primary business, and items over which management has no control, such as the effects of hyperinflation of Argentina. Items excluded from Underlying EPS are the after-tax exceptional items discussed above, the impact of discontinued operations (if any) and the impacts of hyperinflation.

Underlying EPS, however, has limitations as an analytical tool. It is not a recognized term under IFRS and does not purport to be an alternative to earnings per share as a measure of operating performance on a per share basis. As a result, you should not consider Underlying EPS in isolation from, or as a substitute analysis for, our basic earnings per share. Some limitations of Underlying EPS are:

•	Underlying EPS does not reflect items which are exceptional, and does not reflect items over which management has no control, such as the effects of hyperinflation in Argentina;

•	Underlying EPS does not reflect the impact of discontinued operations (if any);

•	Underlying EPS may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations; and

•	the adjustments made in calculating Underlying EPS are those that management consider are not representative of the underlying operations of the company and therefore are subjective in nature.

We compensate for these limitations, in addition to using Underlying EPS, by relying on our measures of earnings per share calculated in accordance with IFRS.

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the year ended 31 December 2023 as compared to the year ended 31 December 2022:

	Year ended 31 December 2023	Year ended 31 December 2022	Change
	(USD million)		(%)[1]
Profit attributable to equity holders of AB InBev	5,341	5,969	(10.5)
Profit attributable to non-controlling interests	1,550	1,628	(4.8)
Profit of the period	6,891	7,597	(9.3)
Net finance cost	5,102	4,148	(23.0)
Income tax expense	2,234	1,928	(15.9)
Share of result of associates	(295)	(299)	(1.3)
Exceptional share of results of associates	35	1,143	96.9
Profit from operations	13,966	14,517	(3.8)
Exceptional items	624	251	(148.6)

Profit from operations, before exceptional items	14,590	14,768	(1.2)
Depreciation, amortization and impairment	5,385	5,074	(6.1)

Normalized EBITDA	19,976	19,843	0.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Performance measures such as profit from operations, before exceptional items and Normalized EBITDA, are non-IFRS measures. The financial measure most directly comparable to profit from operations, before exceptional items and Normalized EBITDA, and presented in accordance with IFRS in our consolidated financial statements, is profit of the year.

Profit from operations, before exceptional items, is a measure used by our management to evaluate our business performance and is defined as profit from operations, excluding exceptional items. We believe profit from operations, before exceptional items, is useful to investors as it facilitates comparisons of our operating performance across our business segments from period to period. In comparison to profit of the year, profit from operations, before exceptional items, excludes certain items which do not impact the day-to-day operation of our primary business (that is, the selling of beer and other operational businesses) and over which management has little control. Items excluded from profit from operations, before exceptional items, are our share of result of associates and joint ventures, profit from discontinued operations (if any), exceptional items, financial charges and corporate income taxes, which management does not consider to be items that drive our underlying business performance.

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

We believe Normalized EBITDA, facilitates comparisons of our operating performance across our business segments from period to period. In comparison to profit of the year, Normalized EBITDA, excludes items which do not impact the day-to-day operation of our primary business (that is, the selling of beer and other operational businesses) and over which management has little control. Items excluded from Normalized EBITDA are our share of result of associates and joint ventures, profit from discontinued operations (if any), exceptional items, depreciation and amortization, impairment, financial charges and corporate income taxes, which management does not consider to be items that drive our underlying business performance. Because Normalized EBITDA includes only items management can directly control or influence, it forms part of the basis for many of our performance targets. For example, certain options under our share-based compensation plan were granted such that they vest only when certain targets derived from Normalized EBITDA were met.

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

Our Normalized EBITDA amounted to USD 19,976 million for the year ended 31 December 2023. This represented an increase of USD 133 million, or 0.7%, as compared to our Normalized EBITDA for the year ended 31 December 2022. The results for the year ended 31 December 2023 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2022 and 2023, (ii) the Brazilian tax credits and (iii) currency translation effects, including hyperinflation accounting impact. Excluding the effects of the 2022 and 2023 acquisitions and disposals, the 2022 Brazilian tax credits and currency translation, our Normalized EBITDA increased by 7.0%, with our top-line growth partially offset by anticipated transactional foreign currency impact and commodity cost headwinds and increased sales and marketing investments.

Adoption of hyperinflation accounting in Argentina

Since 1 January 2018, we have applied hyperinflation accounting for our Argentinean subsidiaries. IAS 29 requires us to restate the results of our operations in hyperinflationary economies for the twelve-month period ended 31 December for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period, namely 31 December 2023 closing rate for our results in the twelve-month period ended 31 December 2023.

In December 2023, the Argentinean peso underwent a significant devaluation with the USD to ARS exchange rate closing at 809 on 31 December 2023 compared to 177 on 31 December 2022.

In the twelve-month period ended 31 December 2023, we reported USD 717 million negative impact of hyperinflation accounting on our consolidated revenue and USD 314 million negative impact on our Normalized EBITDA. In the twelve-month period ended 31 December 2022, we reported USD 95 million negative impact of hyperinflation accounting on our consolidated revenue and USD 59 million negative impact on our Normalized EBITDA. The hyperinflation accounting in 2023 and 2022 results from the combined effect of the indexation to reflect changes in purchasing power on the results for 2023 and 2022, and the translation of those results at the closing rate of the period, rather than the average year-to-date rate applied to the results of the full year 2023 and 2022.

The hyperinflation accounting adjustments on our consolidated revenue are as follows:

	Year ended 31 December 2023	Year ended 31 December 2022
	(USD million)
Indexation	561	483
Closing rate	(1,279)	(578)

Total	(717)	(95)

The hyperinflation accounting adjustments on our Normalized EBITDA are as follows:

	Year ended 31 December 2023	Year ended 31 December 2022
	(USD million)
Indexation	211	150
Closing rate	(525)	(209)

Total	(314)	(59)

Non-monetary assets and liabilities stated at historical cost (e.g., property, plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line. See also note 11 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 included in this Form 20-F.

Our income statement is also adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year-to-date average rate for non-hyperinflationary economies), thereby restating the year-to-date income statement account both for inflation index and currency conversion.

In the year ended 31 December 2023, the hyperinflation accounting in accordance with IFRS rules resulted in a positive USD 17 million monetary adjustment reported in the finance line compared to a positive USD 286 million monetary adjustment for the year ended 31 December 2022, and a negative impact on the Profit attributable to our equity holders of USD 30 million compared to a negative impact of USD 44 million for the year ended 31 December 2022.

Year Ended 31 December 2022 Compared to the Year Ended 31 December 2021

For a discussion of our consolidated results of operations for the year ended 31 December 2022 compared to the year ended 31 December 2021, please see our Annual Report on Form 20-F for the fiscal year ended 31 December 2022.

F.	IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2023 and 2022:

	Year ended 31 December 2023	Year ended 31 December 2022
U.S. dollar	25.8%	28.8%
Brazilian real	15.8%	14.5%
Mexican peso	12.7%	10.7%
Chinese yuan	8.5%	8.3%
Euro	5.7%	5.4%
Colombian peso	4.5%	4.2%
South African rand	4.0%	4.0%
Canadian dollar	3.2%	3.4%
Peruvian nuevo sol	3.2%	2.9%
Argentinean peso(1)	2.2%	3.3%
Dominican peso	2.2%	2.1%
Pound sterling	2.1%	2.1%
South Korean won	1.9%	2.0%
Other	8.3%	8.2%

Note:

(1)

Hyperinflation accounting was adopted in 2018 to report the company’s Argentinean operations. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2023 Compared to the Year Ended 31 December 2022—Adoption of hyperinflation accounting in Argentina” for additional details.

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2023 and 2022:

•

We recorded a negative translation impact, including hyperinflation accounting impact, of USD 2,744 million on our revenue for the year ended 31 December 2023 (as compared to a negative translation impact of USD 2,136 million in 2022) and a negative translation impact, including hyperinflation accounting impact, of USD 879 million on our profit from operations for the year ended 31 December 2023 (as compared to a negative translation impact on our profit from operations of USD 397 million in 2022).

•

Our reported profit of the year was negatively affected by a USD 303 million translation impact, including hyperinflation accounting impact, for the year ended 31 December 2023 (as compared to a negative translation impact of USD 132 million in 2022), while the negative translation impact, including hyperinflation accounting impact, on our basic earnings per share base for the year ended 31 December 2023 was USD 221 million, or USD 0.11 per share (as compared to a negative impact of USD 121 million, or USD 0.06 per share in 2022).

•	Our net debt increased by USD 855 million in the year ended 31 December 2023 as a result of translation impacts (as compared to a decrease of USD 1,527 million in 2022).

•	Equity attributable to our equity holders increased by USD 4,497 million in the year ended 31 December 2023 as a result of translation impacts (as compared to a decrease of USD 1,123 million in 2022).

See note 27 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

G.	CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

Please refer to “—H. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 27 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023, and in particular to the discussions therein on “Liquidity Risk”, for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 23 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2024 onwards. In 2023, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 384 million. Contributions to defined benefit pension plans for 2024 are estimated to be approximately USD 229 million for our funded defined benefit plans, and USD 76 million in benefit payments to our unfunded defined benefit plans and post- retirement medical plans. Please refer to note 23 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2023 and 2022:

	Year ended 31 December
	2023	2022
	(USD million)
Collateral given for own liabilities	277	306
Contractual commitments to purchase property, plant and equipment	641	538
Contractual commitments to acquire loans to customers	59	72
Other commitments	1,846	1,800

In order to fulfil our commitments under various outstanding stock option plans, we entered into stock lending arrangements for up to 30 million of our own ordinary shares. We will pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2023, 30 million loaned securities were used to fulfil stock option plan commitments.

As at 31 December 2023, the following M&A related commitments existed:

•

As part of the 2012 shareholders agreement between our subsidiary Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85% and in July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options, with the put option being exercisable in 2024 and 2026. As at 31 December 2023, the put option for the remaining shares held by ELJ was valued USD 0.6 billion (2022: USD 0.6 billion). On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of USD 0.3 billion. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%.

Please refer to note 28 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and others.

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 29 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

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

Equity attributable to our equity holders and non-controlling interests amounted to USD 92.7 billion as of 31 December 2023 (USD 84.3 billion as of 31 December 2022) and our net debt amounted to USD 67.6 billion as of 31 December 2023 (USD 69.7 billion as of 31 December 2022). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

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

Our ability to manage the maturity profile of our debt and repay our outstanding indebtedness in line with management plans may depend upon market conditions. If such uncertain market conditions as experienced in the period between late 2007 and early 2009 and again in 2011 continue in the future, our financing costs could increase beyond what is currently anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due would have a material adverse effect on our financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and may face financial risks due to our level of debt, uncertain market conditions and as a result of the potential downgrading of our credit ratings.”

Our cash, cash equivalents and short-term investments in debt securities, less bank overdrafts, as of 31 December 2023 amounted to USD 10.4 billion.

As of 31 December 2023, we had total liquidity of USD 20.5 billion, which consisted of USD 10.1 billion available under committed long-term credit facilities and USD 10.4 billion of cash, cash equivalents and short-term investments in debt securities, less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

For a discussion of our liquidity and capital resources for the year ended 31 December 2022 compared to the year ended 31 December 2021, please see our Annual Report on Form 20-F for the fiscal year ended 31 December 2022.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2023 and 2022:

	Year ended 31 December
	2023	2022
	(USD million)
Cash flow from operating activities	13,265	13,298
Cash flow from/(used in) investing activities	(4,354)	(4,620)
Cash flow from/(used in) financing activities	(8,596)	(10,620)
Net increase/(decrease) in cash and cash equivalents	315	(1,942)

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2023 and 2022 were as follows:

	Year ended 31 December
	2023	2022
	(USD million)
Profit of the period	6,891	7,597
Interest, taxes and non-cash items included in profit	14,181	12,344

Cash flow from operating activities before changes in working capital and use of provisions	21,072	19,941
Change in working capital(1)	(1,541)	(346)
Pension contributions and use of provisions	(419)	(351)
Interest and taxes (paid)/received	(5,975)	(6,104)
Dividends received	127	158
Cash flow from/(used in) operating activities	13,265	13,298

Note:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.

Non-cash items included in profit of the year include: depreciation, amortization and impairments, including impairment losses on goodwill, receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of result of associates and joint ventures (including impairment); net finance cost; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 for a more comprehensive overview of our cash flow from operating activities.

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

Cash flow from operating activities in 2023 decreased by USD 33 million, or 0.3%, from USD 13,298 million in 2022 to USD 13,265 million in 2023, primarily driven by changes in working capital for 2023 compared to 2022 due to (i) higher trade and other receivables due partially to increased sales in 2023 compared to 2022 and extended credit terms to our wholesalers in the U.S., and (ii) a decrease in trade and other payables due to lower inventory purchases and net capex and U.S. volume performance.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as “core” (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital reduced our operational cash flow in 2023 by USD 1,541 million. This decrease includes USD 463 million cash outflow from derivatives.

Cash Flow from/(used in) Investing Activities

Our cash flows used in investing activities for the years ended 31 December 2023 and 2022 were as follows:

	Year ended 31 December
	2023	2022
	(USD million)
Net capital expenditure(1)	(4,482)	(4,838)
Sale/(acquisition) of subsidiaries, net of cash disposed/acquired of	9	(70)
Proceeds from the sale / (acquisition) of other assets	119	288

Cash flow from / (used in) investing activities	(4,354)	(4,620)

Note:

(1)	Net capital expenditure consists of acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

Our cash outflow used in investing activities was USD 4,354 million in 2023 as compared to USD 4,620 million cash outflow used in investing activities in 2022. The decrease in the cash outflow from investing activities in 2023 was mainly due to lower net capital expenditures in 2023 compared to 2022.

Our net capital expenditures amounted to USD 4,482 million in 2023 and USD 4,838 million in 2022. Out of the total 2023 capital expenditures approximately 40% was used to improve the company’s production facilities while 44% was used for logistics and commercial investments and 16% was used for improving administrative capabilities and for the purchase of hardware and software.

Cash Flow from/(used in) Financing Activities

Our cash flows used in financing activities for the years ended 31 December 2023 and 2022 were as follows:

	Year ended 31 December
	2023	2022
	(USD million)
Net (repayments of) / proceeds from borrowings	(2,896)	(7,174)
Dividends paid(1)	(3,013)	(2,442)
Share buyback	(362)	—
Payments of lease liabilities	(780)	(610)
Derivative financial instruments	(841)	61
Sale/(acquisition) of non-controlling interests	(22)	(20)
Other financing cash flows	(682)	(435)
Cash flow from / (used in) financing activities	(8,596)	(10,620)

Note:

(1)

Dividends paid in 2023 consisted primarily of USD 1.7 billion paid by Anheuser-Busch InBev SA/NV and USD 0.9 billion paid by Ambev and its subsidiaries. Dividends paid in 2022 consisted primarily of USD 1.1 billion paid by Anheuser-Busch InBev SA/NV and USD 0.9 billion paid by Ambev and its subsidiaries.

Cash flow used in financing activities amounted to USD 8,596 million in 2023, as compared to a cash flow used in financing activities of USD 10,620 million in 2022. The cash flow used in financing activities in 2023 and 2022 mainly reflects dividends paid and payments on borrowings.

For more information on the financing activities related to long-term debt issuances in 2022 and 2023, see “—Funding Sources—Borrowings” below. Please also refer to note 22 of our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

Adjusted Free Cash Flow

We define adjusted free cash flow as our cash flow from operating activities minus our net capital expenditure.

	Year ended 31 December
	2023	2022
	(USD million)
Cash flow from operating activities	13,265	13,298
Net capital expenditure(1)	(4,482)	(4,838)
Adjusted free cash flow	8,783	8,460

Note:

(1)

Net capital expenditure consists of acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale; please see “—Cash Flow used in Investing Activities” above for further details regarding our net capital expenditures.

Adjusted free cash flow amounted to USD 8,783 billion in 2023, representing an increase of USD 323 million, or 3.8%, compared to 2022; please see “—Cash Flow from Operating Activities” and “—Cash Flow used in Investing Activities” above for more information regarding items which impacted our adjusted free cash flow in 2023 and 2022.

Adjusted free cash flow is a non-IFRS measure. The financial measure most directly comparable to and presented in accordance with IFRS in our consolidated statement of cash flow is cash flow from operating activities. We believe adjusted free cash flow is useful to investors as it represents cash flows that could be used for return of capital to shareholders via dividends or share repurchases, repayment of debt or other strategic initiatives, including acquisitions.

Adjusted free cash flow, however, has limitations as an analytical tool for investors. It is not a recognized term under IFRS and does not purport to be an alternative to cash flows from operating activities as a measure of liquidity. As a result, you should not consider adjusted free cash flow in isolation, or as a substitute for an analysis of our results as reported in our consolidated financial statements appearing elsewhere in this Form 20-F. One of the primary limitations of adjusted free cash flow is that it does not represent residual cash flows available exclusively for management’s discretionary use, as it is not adjusted for certain of our non-discretionary obligations, such as the repayment of principal amounts borrowed and other financing cash flows.

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 14.6% of our profit from operations for the year ended 31 December 2023, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. Capital transfer restrictions are also common in certain developing countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country. As at 31 December 2023, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of the operating subsidiaries.

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

Cash and Cash Equivalents and Short-Term Investments

Our cash and cash equivalents and short-term investments, less bank overdrafts, at each of 31 December 2023 and 2022 were as follows:

	Year ended 31 December (derived from audited financial statements)
	2023	2022
	(USD million)
Cash and cash equivalents	6,131	5,288
Bank overdrafts	(17)	(83)
Investment in short-term debt securities	4,201	4,685
Cash and Cash Equivalents and Short-Term Investments	10,314	9,890

Borrowings

In December 2023, we accepted the tender offers of seven series of notes issued by Anheuser-Busch InBev SA/NV (“ABISA”), Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”) and repurchased USD 3.4 billion aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of redemption	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in millions)	Principal amount repurchased (in millions)	Principal amount not repurchased (in millions)
5 December 2023	ABISA	2.850% Notes due 2037	GBP	411	163	248
5 December 2023	ABIWW	3.750% Notes due 2042	USD	471	121	350
5 December 2023	ABIWW	4.600% Notes due 2060	USD	497	150	347
5 December 2023	ABIWW	4.500% Notes due 2050	USD	1,567	465	1,102
5 December 2023	ABIWW	4.600% Notes due 2048	USD	2,179	1,124	1,055
5 December 2023	ABIWW and ABC	3.650% Notes due 2026	USD	3,491	1,237	2,254
5 December 2023	ABIFI	4.000% Notes due 2043	USD	404	64	340

On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainable-Linked Loan Revolving Credit Facility (“SLL Revolving Facility”), replacing our existing USD 9.0 billion multi-currency revolving credit facility, under a senior facilities agreement (the “2010 Senior Facilities Agreement”). The SLL Revolving Facility has an initial five-year term and incorporates a pricing mechanism that incentivizes improvement in key performance areas that are aligned with and contribute to our 2025 Sustainability Goals. Effective as of 17 March 2022, we exercised the first of our two options to extend the maturity of the facility until February 2027. Subsequently, with effect from 8 September 2023, we exercised the second of our two options to further extend the maturity of the facility until February 2028 with total commitments of USD 9,750,000,000 for the period from February 2027 to February 2028. As of 31 December 2023, the facility was fully undrawn. The terms of the SLL Revolving Facility are described under “Item 10. Additional Information—C. Material Contracts.”

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

Most of our other interest-bearing loans and borrowings are for general corporate purposes, based upon strategic capital structure concerns, although certain borrowings were incurred to fund significant past acquisitions of subsidiaries. Although seasonal factors affect our business, they have little effect on our borrowing requirements.

We have a Euro Medium-Term Note Programme under which Anheuser-Busch InBev SA/NV may periodically issue and have outstanding debt denominated in any currency or currencies, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements, outside the U.S. to non-U.S. persons in reliance on Regulation S. The guarantors of payments of all amounts due in respect of notes issued under the EMTN Programme are Cobrew NV, Brandbrew SA, Brandbev S.à.R.L., Anheuser-Busch InBev Worldwide Inc., ABIFI and Anheuser-Busch Companies, LLC (subject to certain terms and conditions). Under the EMTN Programme, we may issue notes on a continuing basis up to a maximum aggregate principal amount of EUR 40.0 billion (USD 44.21 billion) or its equivalent in other currencies. Such notes may be fixed, floating, zero coupon or a combination of these. The proceeds from the issuance of any such notes may be used to repay short-term and/or long-term debt and to fund general corporate purposes of the AB InBev Group. If in respect of any particular issue of notes there is a particular identified use of proceeds, this will be stated in the applicable final terms relating to the notes. As of 31 December 2023, the total outstanding debt under the EMTN Programme amounted to EUR 21.4 billion (USD 23.71 billion). Our ability to issue additional notes under the EMTN Programme is subject to market conditions.

[1]	Converted at the closing rate of December 2023.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 3.0 billion (USD 3.32 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. We also have established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 5.0 billion. As of 31 December 2023, we had no outstanding commercial paper under these programs. Our ability to borrow additional amounts under the programs is subject to investor demand. If we are ever unable to refinance under these commercial programs as they become due, we have access to funding through the use of our committed lines of credit.

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2023, after certain hedging and fair value adjustments, USD 2.5 billion, or 3.2%, of our interest-bearing financial liabilities (which include bonds, loans, lease liabilities and bank overdrafts) bore a variable interest rate, while USD 75.7 billion, or 96.8%, bore a fixed interest rate. We expect the average gross debt coupon in 2024 to be approximately 4%. Our net debt is denominated in various currencies, though primarily in the U.S. dollar and in the Euro. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

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

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of Normalized EBITDA, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. For our definition of Normalized EBITDA, see “—E. Results of Operations—Year Ended 31 December 2023 Compared to the Year Ended 31 December 2022 —Normalized EBITDA.”

We have also entered into certain financial instruments in order to mitigate interest rate risks.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

The 2010 Senior Facilities Agreement, as amended in connection with the SLL Revolving Facility, does not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 22 of our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2023 and 2022:

	Year ended 31 December
	2023	2022
	(USD million)
Unsecured bond issues	74,410	76,798
Lease liabilities	2,829	2,492
Secured bank loans	415	393
Unsecured bank loans	182	100
Unsecured other loans	314	125

Total	78,150	79,909

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2023:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(USD million)
Unsecured bond issues	74,410	2,514	487	3,282	10,869	57,257
Lease liabilities	2,829	703	511	412	539	664
Secured bank loans	415	392	3	3	8	9
Unsecured bank loans	182	182	—	—	—	—
Unsecured other loans	314	196	98	19	2	—

Total	78,150	3,987	1,098	3,717	11,418	57,931

Note:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 December 2023.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

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

Capital Expenditures

We spent USD 4,482 million during 2023 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2023, approximately 40% was used to improve our production facilities while 44% was used for logistics and commercial investments. Approximately 16% was used for improving administrative capabilities and purchase of hardware and software.

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

Our capital expenditures are primarily funded through cash from operating activities. We expect net capital expenditure of between USD 4.0 and USD 4.5 billion in 2024.

Investments and Disposals

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had, and are expected to continue to have, a significant effect on our results of operations and the comparability of period-to-period results. See “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes” for further information on significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2023 and 2022. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 included in this Form 20-F.

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

The following table provides a reconciliation of our net debt to the sum of current and non-current interest- bearing loans and borrowings as of the dates indicated:

	Year ended 31 December
	2023	2022
	(USD million)
Non-current interest bearing loans and borrowings	74,163	78,880
Current interest bearing loans and borrowings	3,987	1,029
Total	78,150	79,909
Bank overdrafts	17	83
Cash and cash equivalents	(10,332)	(9,973)
Interest-bearing loans granted (included within Trade and other receivables)	(168)	(183)
Non-current and current debt securities (included within Investment securities)(1)	(94)	(123)
Net debt	67,573	69,713

Note:

(1)	See note 22 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

Net debt as of 31 December 2023 was USD 67.6 billion, a decrease of USD 2.1 billion as compared to 31 December 2022. Apart from operating results net of capital expenditures, the net debt was impacted mainly by the payment of interests and taxes (USD 5.8 billion), dividend payments to shareholders of AB InBev and Ambev (USD 3.0 billion), foreign exchange impact on net debt (USD 0.9 billion increase of net debt) and the payment for the share buyback (USD 0.4 billion increase of net debt).

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

Consolidated equity attributable to equity holders of AB InBev as of 31 December 2023 was USD 81,848 million, compared to USD 73,398 million as of 31 December 2022. The net increase resulted from the profit attributable to equity shareholders and the net foreign exchange gains on translation of foreign operations primarily related to the combined effect of appreciation of the closing rates of the Colombian peso and the Mexican peso and the weakening of the closing rate of the Argentinean peso and the South African rand, which resulted in a net foreign exchange translation adjustment of USD 4,497 million as of 31 December 2023 (increase of equity).

Consolidated equity attributable to equity holders of AB InBev as of 31 December 2022 was USD 73,398 million, compared to USD 68,669 million as of 31 December 2021. The net increase resulted from the profit attributable to equity shareholders partially offset by dividends paid and foreign exchange losses on translation of foreign operations primarily related to the combined effect of the weakening of the closing rates of the Argentinean peso, the Chinese yuan, the Colombian peso, the South African rand and the Euro, which resulted in a net foreign exchange translation adjustment of USD 1,123 million as of 31 December 2022 (decrease of equity).

Further details on equity movements can be found in our consolidated statement of changes in equity in our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

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

	Year ended 31 December
	2023(1)	2022(2)
	(USD million)
Income Statement Data
Revenue	13,682	15,231
Gross profit	6,943	8,183
Profit for the period	(71)	975
Statement of Financial Position Data
Due from non-guarantor subsidiaries	66,958	99,031
Other non-current assets	61,448	61,978
Non-current assets	128,407	161,009
Due from non-guarantor subsidiaries	16,700	3,595
Other current assets	2,487	13,367
Current assets	19,187	16,962
Due to non-guarantor subsidiaries	51,631	24,657
Other non-current liabilities	79,581	84,502
Non-current liabilities	131,212	109,159
Due to non-guarantor subsidiaries	11,821	12,894
Other current liabilities	13,622	22,668
Current liabilities	25,444	35,562

Note:

(1)

For the year ended 31 December 2023, revenue, gross profit and profit of the year includes USD 217 million, USD (431) million and USD 1,474 million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively.

(2)

For the year ended 31 December 2022, revenue, gross profit, and profit of the year includes USD 299 million, USD (439) million and USD 25 million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively.

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

Our Board may be composed of a maximum of 15 directors. There are currently 15 directors, all of whom are non-executives. Under our articles of association, the directors are appointed as follows, reflecting our particular shareholder structure:

•	four independent directors will be appointed by our shareholders’ meeting upon proposal by our Board of Directors;

•

so long as the Stichting and/or any of its affiliates, any of their respective successors and/or successors’ affiliates own, in aggregate, more than 30% of the shares with voting rights in our share capital, eight directors will be appointed by our shareholders’ meeting upon proposal by the Stichting (and/or any of its affiliates, any of their respective successors and/or successors’ affiliates); and

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

As a consequence, our Board is currently composed of four directors nominated by Eugénie Patri Sébastien S.A. (which represents Interbrew’s founding Belgian families and holds the class A Stichting certificates), four directors nominated by BRC S.à.R.L. (“BRC”) (which represents the Brazilian families that were previously the controlling shareholders of Ambev and holds the class B Stichting certificates), three directors who were appointed by the holders of Restricted Shares and four independent directors. The appointment and renewal of all directors (i) are based on a recommendation of the Nomination Committee, taking into account the rules regarding the composition of the Board of Directors set out in our articles of association, and (ii) are subject to approval by the shareholders’ meeting. Directors (other than the Restricted Share Directors) are appointed for a maximum term of four years, but the shareholders’ meeting can resolve for a shorter term. In accordance with our bylaws, Restricted Share Directors are appointed for renewable terms ending at the next shareholders’ meeting following their appointment.

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

The composition of our Board is currently as follows:

Name	Principal Function	Nature of Directorship	Initially Appointed	Term Expires

Martin J. Barrington	Director and Chair of the Board(1)	Non-executive, nominated by the holders of Restricted Shares	2016	2024

Lynne Biggar	Independent Director	Non-executive	2023	2027

M. Michele Burns	Independent Director	Non-executive	2016	2024

Sabine Chalmers	Director	Non-executive, nominated by the holders of class A Stichting certificates	2019	2027

Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2024

Claudio Garcia	Director	Non-executive, nominated by the holders of class B Stichting certificates	2019	2027

Paulo Alberto Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2024

Alejandro Santo Domingo Dávila	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2024

Aradhana Sarin	Independent Director	Non-executive	2023	2027

Heloisa Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2023	2027

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2024

Salvatore Mancusco	Director	Non-executive, nominated by the holders of Restricted Shares	2023	2024

Nitin Nohria	Director	Non-executive, nominated by the holders of class B Stichting certificates	2022	2026

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2024

Dirk Van de Put	Independent Director	Non-executive	2023	2027

Note:

(1)	We have determined that Mr. Barrington is an independent director for purposes of Rule 10A-3 of the Exchange Act.

At our annual shareholders’ meeting held on 26 April 2023, the mandates of Mr. Martin J. Barrington and Mr. Alejandro Santo Domingo Dávila were renewed for a term of one year and the mandates of Ms. Sabine Chalmers and Mr. Claudio Garcia were renewed for a term of four years. The mandates of Ms. Xiaozhi Liu, Mr. Elio Leoni Sceti, Ms. María Asunción Aramburuzabala, Ms. Cecilia Sicupira and Mr. William F. Gifford ended. Dr. Aradhana Sarin, Mr. Dirk Van de Put and Ms. Lynne Biggar were appointed as new independent directors, each for a term of four years. Ms. Heloisa Sicupira was appointed as a new member of the Board, upon the proposal of the Stichting for a term of four years. Mr. Salvatore Mancuso was appointed as a new member of the Board, upon the proposal of the Restricted Shareholders for a term of one year.

Their mandates are renewable.

The business address for all of our directors is: Brouwerijplein 1, 3000 Leuven, Belgium.

No member of the Board has any conflicts of interest within the meaning of the Belgian Companies Code between any duties he or she owes to us and any private interests and/or other duties.

Mr. Barrington is a representative of the Restricted Shareholders. Born in 1953, he is an American citizen and graduated from Albany Law School of Union University with a Juris Doctorate Degree. He is the retired Chairman, Chief Executive Officer and President of Altria Group. During his 25 years at Altria Group, he served in numerous legal and business roles for Altria and its companies. These include Vice Chairman of Altria Group; Executive Vice President and Chief Administrative Officer of Altria Group; Senior Vice President and General Counsel of Philip Morris International (a separate public company spun-off from Altria Group in 2008); and Senior Vice President and General Counsel of Philip Morris USA. Before joining Altria, Mr. Barrington practiced law in both the government and private sectors.

Ms. Biggar is an independent member of the Board. Born in 1962, she is a US citizen and graduated from Stanford University with a Bachelor’s Degree in International Relations and holds an MBA from Columbia Business School. She is a Senior Advisor at the Boston Consulting Group and is an independent Board director of Voya Financial, Inc., a leading health, wealth and investment company based in the US, and of Finastra, a financial software company headquartered in the UK. She is also an independent Executive Committee member of Leading Hotels of the World. Ms. Biggar was Executive Vice President and Global Chief Marketing Officer at Visa from 2016 to 2022. Prior to joining Visa, she served as Executive Vice President of Consumer Marketing and Revenue for Time, Inc., and before that, she spent more than 20 years at American Express in a variety of leadership positions. Ms. Biggar is also a Board member of The New 42nd Street and the global media trade group MMA Global.

Ms. Burns is an independent member of the Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, Goldman Sachs International, Etsy and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores. From 2013 to 2023, she served on the Board of Cisco Systems. From 2014 until 2018, she served on the Board of Alexion Pharmaceuticals. She currently serves on the Advisory Council of the Stanford Center on Longevity at Stanford University. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

Ms. Chalmers is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1965, Ms. Chalmers is a dual American-British citizen and holds a Bachelor’s Degree in Law from the London School of Economics. She is qualified to practice law in England and New York State. Ms. Chalmers is the General Counsel, Company Secretary and Director of Regulatory Affairs of BT Group plc and is also a member of the Court of Directors of the Bank of England. Prior to joining BT, she was the Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors of AB InBev, a role she held from 2005 to 2017. Ms. Chalmers joined AB InBev after 12 years with Diageo plc where she held a number of senior legal positions including as General Counsel of the Latin American and North American businesses. Prior to Diageo plc, she was an associate at the law firm of Lovell White Durrant in London, specializing in mergers and acquisitions.

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

Mr. Garcia is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and is a graduate from Universidade Estadual do Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Garcia interned at Companhia Cervejaria Brahma in 1991 and was employed as a Management Trainee in February 1993. From 1993 until 2001, Mr. Garcia worked in several positions in finance, mainly in the area of corporate budgeting. In 2001, he started the first Shared Service Center for Ambev and in 2003 he became the head of both the Technology and Shared Services operations. Mr. Garcia participated in all M&A integration projects from 1999 until 2018. In 2005, he was appointed Chief Information and Shared Service Officer for InBev (following the combination of Ambev and Interbrew) in Leuven, Belgium. From 2006 to 2014, Mr. Garcia combined the functions of Chief People and Technology Officer. From 2014 to January 2018, Mr. Garcia was the Chief People Officer of Anheuser-Busch InBev. Mr. Garcia is a board member of Americanas SA, the Garcia Family Foundation, Chairman of the Telles Foundation and a Trustee at the Chapin School in New York City.

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. Mr. Lemann is a Founding Partner at Vectis Partners and is a board member of Americanas SA, Lemann Foundation and Lone Pine Capital.

Mr. Mancuso is a representative of the Restricted Shareholders. Born in 1965, he is a US citizen and holds a Bachelor’s Degree in Accounting from Iona College, USA. He serves as Executive Vice President and Chief Financial Officer for Altria Group. Over the course of his more than 32 years with Altria, he has held a variety of leadership roles across the Finance, Compliance and Strategy & Business Development organizations. Previous senior roles for Altria Group include Senior Vice President, Finance & Procurement, and Treasurer & Vice President, Investor Relations and Accounting. Prior to joining the Altria Group, Mr. Mancuso worked for Pittston Company. He also serves on the Board of the Greater Richmond Partnership.

Mr. Nohria is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1962, he is an American citizen and graduated from Massachusetts Institute of Technology with a Ph.D. in Management and from the Indian Institute of Technology, Bombay, with a Bachelor of Technology in Chemical Engineering. Mr. Nohria started his career as a Harvard Business School faculty member in 1988 and served as its Dean from 2010 to 2020. He is currently a Professor at Harvard Business School and Chairman of Thrive Capital, a venture capital firm. Mr. Nohria also serves on the Boards of Directors of Alsym, The Bridgespan Group, Exor, Mass General Brigham, and Rakuten Medical.

Mr. Santo Domingo is a representative of the Restricted Shareholders. Born in 1977, he is a US, Colombian and Spanish citizen and obtained a B.A. in History from Harvard College. He is the Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of SABMiller Plc until 2016, where he was also Vice-Chairman of SABMiller Plc for Latin America. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia. He is Chairman of the Board of Valorem, a company which owns a diverse portfolio of industrial and media assets in Latin America. Mr. Santo Domingo is also a director of Life Time Group Holdings, Inc., an owner and operator of fitness centers in the United States and Canada, Florida Crystals, the

world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian newspaper, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Chair of the Wildlife Conservation Society and Fundación Santo Domingo. He is also a Member of the Boards of The Metropolitan Museum of Art, The British Museum, DKMS, a foundation dedicated to combatting leukemia and blood disorders, WNET, Mount Sinai Health System and Fundación Pies Descalzos, a foundation focused on assisting impoverished children in Colombia. He is a member of Harvard University’s Global Advisory Council (GAC).

Dr. Sarin is an independent member of the Board. Born in 1974, she is a US citizen and holds a medical degree from the University of Delhi, India, and an MBA degree from Stanford Business School, USA. Dr. Sarin is Executive Director and Chief Financial Officer of AstraZeneca PLC since August 2021. Previously, she was Chief Financial Officer of Alexion, a rare disease biopharmaceutical company. Prior to Alexion, she was Managing Director, Corporate and Investment Banking at Citi Global Healthcare Banking, Managing Director of Healthcare Investment Banking at UBS, and worked at JP Morgan in the Mergers & Acquisitions advisory group. Dr. Sarin started her career practicing medicine in India and Africa. She is a member of the Board of Governors of the American Red Cross.

Ms. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1987, she is a Brazilian citizen and is a graduate from Columbia University (USA) with an MBA degree and from Pontifícia Universidade Católica (Brazil) with a Bachelor’s Degree in Law, and is qualified to practice law in Brazil. She previously served on the Board of São Carlos Empreendimentos S.A. from 2018-2021. Ms. Sicupira began her career in 2011 as a lawyer specializing in capital markets. Since 2017 she has been an investment analyst and portfolio manager at LTS Investments and prior to that she was an investment analyst at MSD Capital.

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

Mr. Van de Put is an independent member of the Board. Born in 1960, he is a dual citizen of Belgium and the U.S. and holds a doctorate in veterinary medicine from the University of Ghent, Belgium. Mr. Van de Put is Chairman and CEO of Mondelēz International, the global leader in biscuits and chocolate, since 2017. He joined Mondelēz from McCain Foods Limited, the largest marketer and manufacturer of frozen French fries, potato specialties and appetizers, where he was President and CEO since 2010. Before joining McCain, he was President of the Global OTC Division of Novartis Inc., a Swiss pharmaceutical company, and spent more than a decade with Groupe Danone, a maker of dairy, water, baby food and clinical nutrition products, where he served as President of the Americas Division and joint President of the Fresh Dairy Division. In the first 15 years of his career, he held many sales and marketing roles in Europe and Latin America for Mars Inc., as well as The Coca Cola Company, where he served as President, Coca Cola Caribbean. He is the co-Chair of The Consumer Goods Forum, and has previously been a non-executive director of Mattel, a global toy company and Keurig DrPepper, a coffee and drinks company.

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

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Martin J. Barrington	Richmond Performing Arts Center L.L.P. and RVA757 Connects	Altria Group, Inc., NextUp (formerly Middle School Renaissance 2020, LLC), Virginia Museum of Fine Arts

M. Michele Burns	The Goldman Sachs Group Inc., Goldman Sachs International, Etsy Inc., Circle Internet Financial	Alexion Pharmaceuticals Inc., Cisco Systems Inc.

Lynne Biggar	Voya Financial Inc., Finastra, The New42nd St and Leading Hotels of the World	—

Sabine Chalmers	BT Group Plc, Continental Grain Group, Bank of England, Eugénie Patri Sébastien S.A., Adrian SA and the Stichting	Coty Inc.

Paul Cornet de Ways Ruart	Eugénie Patri Sébastien S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A.and the Stichting	Sparflex, Bunge Ltd, Krispy Kreme Doughnuts Inc., Panera Bread Holdings Corp., Peet’s Coffee & Tea, LLC, Coffee & Bagel Brands Inc. Company, Inc., Rayvax Société d’Investissement S.A.

Claudio Garcia	Americanas S.A., Garcia Family Foundation, Telles Foundation and Fundação Antônio e Helena Zerrenner	Chapin School in New York

Paulo Alberto Lemann	Vectis Partners, Americanas S.A., Lemann Foundation and Lone Pine Capital LLC	Ambev

Alejandro Santo Domingo Dávila	Quadrant Capital Advisors, Inc., Bavaria S.A., Valorem S.A., Cine Colombia S.A., Organización Decameron S. de R.L., Florida Crystals Corporation, Caracol Televisión S.A., Life Time Group Holdings, Inc., Metropolitan Museum of Art, Wildlife Conservation Society, DKMS, Fundación Santo Domingo, WNET, The British Museum and Mount Sinai Health Systems	Keurig Green Mountain (KGM), Advanced Merger Partners (AMPI), ContourGlobal plc, JDE Peet’s N.V.

Name	Current	Past

Dr. Aradhana Sarin	AstraZeneca Plc, American Red Cross	—

Heloisa Sicupira	—	São Carlos Empreendimentos S.A.

Grégoire de Spoelberch

Agemar S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest,

(1) Solferino Holding S.A., Vedihold, Clearvolt S.A. and Fonds Baillet Latour

Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens and(1) Elpo-Cuisinex Wholesale(1) Navarin S.A., Wernelin S.A., Zencar S.A., Midi Developpement(1)

Salvatore Mancuso	The Greater Richmond Partnership, GreenCity Community Development Authority (CDA)	—

Nitin Nohria	Harvard Business School, Thrive Capital, Alsym, The Bridgespan Group, Exor N.V., Mass General Brigham, and Rakuten Medical	—

Alexandre Van Damme	Patri S.A., the Stichting Eugénie Patri Sébastien S.A. and Tikehau Capital Advisors	DKMS, Restaurant Brands International and the Kraft Heinz Company

Dirk Van de Put	Mondelez International	Keurig Dr Pepper (KDP)

Note:

(1)	As permanent representative.

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

Effective November 2023, Donna Lorenson was appointed as Chief Communications Officer.

Effective January 2024, Ricardo Moreira became Chief Supply Officer, following his previous role as CEO Africa Zone.

Effective January 2024, Cassiano de Stefano became CEO Africa Zone, following his previous role as President of Grupo Modelo in México.

Effective 1 March 2024, the sustainability function has been integrated into our overall supply chain structure under unified leadership, represented by our Chief Supply Officer.

The Executive Committee reports to our Chief Executive Officer and works with our Board on matters such as corporate governance, general management of our company and the implementation of corporate strategy as defined by our Board. The Executive Committee performs such duties as may be assigned to it from time to time by our Chief Executive Officer or our Board.

Although exceptions can be made in special circumstances, the upper age limit for the members of our Executive Committee is 65, unless their employment contract provides otherwise.

Our Executive Committee currently consists of the following members:

Name	Function

Michel Doukeris	Chief Executive Officer

John Blood	Chief Legal and Corporate Affairs Officer and Corporate Secretary

Fernando Tennenbaum	Chief Financial Officer

David Almeida	Chief Strategy and Technology Officer

In addition to the members of our Executive Committee, our senior leadership team currently consists of the following:

Name	Function

Katherine Barrett	General Counsel

Donna Lorenson	Chief Communications Officer

Marcel Marcondes	Chief Marketing Officer

Ricardo Moreira	Chief Supply Officer

Nelson Jamel	Chief People Officer

Lucas Herscovici	Chief Direct-to-Consumer Officer

Nick Caton Ricardo Tadeu	Chief B2B Officer Chief Growth Officer

Jan Craps	CEO Asia Pacific (APAC) Zone

Brendan Whitworth	CEO North America Zone

Carlos Lisboa	CEO Middle America Zone

Cassiano de Stefano	CEO Africa Zone

Jean Jereissati Neto	CEO South America Zone

Jason Warner	CEO Europe Zone

The business address for all of these members of our senior leadership team is: Brouwerijplein 1, 3000 Leuven, Belgium.

Michel Doukeris is our CEO since 1 July 2021 and a member of the Executive Committee. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined AB InBev in 1996 and held a number of commercial operations roles in Latin America before moving to Asia where he led AB InBev’s China and Asia Pacific operations for seven years. In 2016 he moved to the U.S. to assume the position of global Chief Sales Officer. Prior to his appointment as CEO, Mr. Doukeris led Anheuser-Busch and the North American business since January 2018.

Fernando Tennenbaum is our Chief Financial Officer since 29 April 2020 and a member of the Executive Committee. Born in 1977, he is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo. He joined the company in 2004, and has held various roles in the finance function (including Treasury, Investor Relations and M&A). He most recently served as the Vice President of Finance (South America Zone) and Chief Financial and Investor Relations Officer of Ambev S.A.

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

John Blood is our Chief Legal and Corporate Affairs Officer, Company Secretary and a member of our Executive Committee. Born in 1967, Mr. Blood is a U.S. citizen and holds a Bachelor’s Degree from Amherst College and a JD degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A. Most recently Mr. Blood was AB InBev’s General Counsel. Prior to the latter role, he was Zone Vice President Legal and Corporate Affairs in North America where he led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood worked on the legal team in Diageo’s North American business and also was in private practice at a New York City law firm.

Nick Caton is our Chief B2B Officer since April 2022. Born in 1982, he is a U.S. citizen and received a bachelor’s degree in mathematics from Stanford University and a law degree from Yale Law School. Mr. Caton has been with AB InBev since 2012, most recently as Chief Financial Officer for Anheuser-Busch. During his time at the company, Mr. Caton has held roles in sales, finance, and technology in the North America Zone, Asia-Pacific Zone, BEES, and GHQ. Prior to AB InBev, Mr. Caton was with McKinsey and with Skadden Arps LLP.

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

Donna Lorenson is our Chief Communications Officer. Born in 1973, she is a U.S. citizen and holds a Bachelor’s Degree from the University of Idaho. Prior to her current role, Ms. Lorenson served as Chief Corporate Affairs Officer at Kenvue, the world’s largest pure-play consumer health company, and previously led Global Communications & Public Affairs for the Consumer Health business at Johnson & Johnson. Prior to joining Johnson & Johnson, Ms. Lorenson held leadership positions at Alcon as Head of US Communications, and at Edelman in their Washington, D.C., and New York offices. Before entering the field of public relations, Ms. Lorenson served in the U.S. Army as a Military Police Officer and was stationed in Ansbach, Germany.

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

Ricardo Moreira is our Chief Supply Officer since January 2024. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialization in Management from University of Chicago in the U.S. Mr. Moreira joined Ambev in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head our Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of CEO Africa Zone until 31 December 2023 and, prior to that, of Zone President Latin America COPEC until 31 December 2018.

Cassiano de Stefano is our CEO Africa Zone since January 2024. Born in 1974, he is a Brazilian citizen and holds a degree in civil engineering from Unicamp and a Master’s in Business Administration from the University of Sao Paulo. He also has postgraduate certifications in business, sales, marketing, logistics, and administration from The Wharton School, INSEAD, the Kellogg School of Management, and Stanford University. Mr. de Stefano has been with AB InBev for over 24 years, most recently serving as President of Grupo Modelo in México. During his time at the company, Cassiano has held various management roles in Sales and Logistics, in Brazil and Russia. Prior to his movement to Mexico, he was Logistics Vice President and Vice President of High End Co for AmBev.

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

Over the five years preceding the date of this Form 20-F, the members of the Executive Committee have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Michel Doukeris	—	The Beer Institute

John Blood	—	—

Fernando Tennenbaum	—	—

David Almeida	—	—

B.	COMPENSATION

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

LTI Stock Option Plan Directors

The table below provides an overview of all of the stock options outstanding under our former LTI Stock Option Plan Directors as of 31 December 2023(1):

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

Note:

(1)

Under the former LTI Stock Option Plan Directors, stock options were granted to directors at an exercise price equal to the market price of our shares at the time of the grant. These LTI stock options cliff vest after five years, have a maximum lifetime of ten years and an exercise period that starts five years after the grant date. Unvested LTI stock options are subject to forfeiture provisions in the event a director’s mandate is not renewed upon the expiry of his or her term, or he or she is terminated in the course of his or term, in each case due to a breach of duty by such director.

As of 31 December 2023, the total number of stock options granted under the LTI Stock Option Plan Directors is 1.105 million. As of 31 December 2023, of the 1.105 million outstanding options, 1.105 million have vested.

For additional information on the LTI stock options held by members of our Board of Directors, see “—Compensation of Directors and Executives” below.

RSU Plan Directors

The share-based portion of the remuneration of the directors of AB InBev is granted in the form of restricted stock units (“RSUs”) corresponding to a fixed gross value per year of (i) EUR 550,000 (USD 594,241) for the Chair of the Board of Directors, (ii) EUR 350,000 (USD 378,154) for the Chair of the Audit Committee and (iii) EUR 200,000 (USD 216,088) for the other directors.

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

The granting and vesting of the restricted stock units are not subject to performance criteria. Therefore, such RSUs qualify as fixed remuneration.

The table below provides an overview of all of the RSUs granted under our RSU Plan that remain outstanding:

Grant date of RSUs	Vesting date of RSUs	Number of RSUs granted	Number of RSUs outstanding
		(in millions)	(in millions)
24 April 2019	24 April 2024	0.043	0.043
3 June 2020	3 June 2025	0.076	0.076
28 April 2021	28 April 2026	0.058	0.058
27 April 2022	27 April 2027	0.061	0.061
26 April 2023	26 April 2028	0.056	0.056
Total		0.295	0.295

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

For details regarding voluntary shares acquired by, and Matching Shares and Discounted Shares granted to, members of the Executive Committee pursuant to the Share-Based Compensation Plan in relation to variable compensation earned in 2022, in accordance with the remuneration policy applicable to bonuses paid to members of the Executive Committee for financial year 2022, please see “—Compensation of Directors and Executives—Executive Committee—Variable Performance-Related (Bonus) Compensation – Share-Based Compensation Plan—Variable compensation (bonus) for performance in 2022 – Paid in March 2023” below.

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

The table below gives an overview of the annual LTI stock options on our shares that have been granted under the LTI Plans outstanding as of 31 December 2023:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
1 December 2014	2.48	1.59	94.46	30 November 2024
17 December 2014	0.53	0.29	88.53	16 December 2024
1 December 2015	1.63	0.90	121.95	30 November 2025
22 December 2015	1.86	1.32	113.00	21 December 2025
1 December 2016	2.32	1.35	98.04	30 November 2026
15 December 2016	1.15	0.46	97.99	14 December 2026
13 January 2017	0.02	0.01	99.01	12 January 2027
20 January 2017	0.96	0.81	98.85	19 January 2027
1 December 2017	4.79	2.92	96.70	30 November 2027
22 January 2018	1.05	0.96	94.36	21 January 2028
8 March 2018	0.27	0.25	89.43	7 March 2028
3 December 2018	4.48	2.70	67.64	2 December 2028
25 January 2019	0.93	0.81	65.70	24 January 2029
2 December 2019	5.87	4.12	71.87	1 December 2029

The table below gives an overview of the annual LTI stock options on our ADS that have been granted under the LTI Plans outstanding as of 31 December 2023:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
1 December 2014	1.04	0.60	116.99	30 November 2024
17 December 2014	0.22	0.11	108.93	16 December 2024
1 December 2015	1.00	0.59	128.46	30 November 2025
22 December 2015	0.14	0.05	123.81	21 December 2025
1 December 2016	1.29	0.79	103.27	30 November 2026
15 December 2016	0.08	0.03	102.91	14 December 2026
1 December 2017	1.40	0.83	114.50	30 November 2027
3 December 2018	1.19	0.75	76.87	2 December 2028
2 December 2019	1.26	0.82	79.35	1 December 2029

For additional information on the LTI stock options held by members of the Executive Committee, see “—Compensation of Directors and Executives” below. For details regarding annual long-term incentive restricted stock units and performance stock units granted to members of the Executive Committee in 2023, please see “—Compensation of Directors and Executives—Long-Term Incentives” below.

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

Grants primarily take the form of restricted stock units. Any grant of exceptional long-term incentives to members of the Executive Committee and the senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee. For further details regarding exceptional long-term incentive stock options granted to members of the Executive Committee in 2023, please see “—Compensation of Directors and Executives—Long-Term Incentives—Exceptional Long-Term Incentives” below.

The following historic exceptional long-term incentive plans are listed by way of example. Upon recommendation of the Remuneration Committee, the Board may implement similar exceptional long-term incentive plans in the future:

i.

2020 Incentive Plan: Options were granted to selected members of our management, who were considered to be instrumental in helping us achieve our ambitious growth target (the “2020 Incentive Plan”). Each option gave the grantee the right to purchase one existing share. The options had a duration of ten years from granting and would vest after five years. The options would only become exercisable provided a performance test was met by AB InBev. This performance test was based on a net revenue amount which had to be achieved by 31 December 2022 at the latest. The performance test was not met and all options granted under the 2020 Incentive Plan lapsed accordingly. For further details regarding options granted to members of the Executive Committee under the 2020 Incentive Plan, please see “—Compensation of Directors and Executives—Executive Committee—Options Owned by Executives” below.

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

The options had a duration of ten years from grant and would vest on 1 January 2022 and would only become exercisable provided we met a performance test by 31 December 2021 at the latest. This performance test was based on an EBITDA compounded annual growth rate target and could be complemented by additional country- or region-specific or function-specific targets. The performance test was not met and all options granted under the Integration Incentive Plan lapsed accordingly. For further details regarding options granted to members of our Executive Committee under the Integration Incentive Plan, please see “—Compensation of Directors and Executives—Executive Committee—Options Owned by Executives” below.

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

iv.

Long Run Stock Options Incentive Plan: Options were granted to select members of our management to incentivize and retain senior leaders who were considered to be instrumental in achieving our ambitious long-term growth agenda over the next ten years (“Long Run Stock Options Incentive Plan”).

Each option gives the grantee the right to purchase one existing share. The exercise price of the options was set at the closing share price on the day preceding the grant date. The options have a duration of 15 years as from granting and, in principle, vest after five or ten years. The options only become exercisable provided a performance test is met by AB InBev. This performance test is based on an organic EBITDA compounded annual growth rate target. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date.

Other Recurring Long-Term Restricted Stock Unit Programs

Several recurring long-term restricted stock unit programs are in place.

i.

Base Long-Term Restricted Stock Units Program: This program allows for the offer of restricted stock units to members of our senior management. In addition to the grant of annual long-term restricted stock units described above under “—Annual Long-Term Incentives”, under this program restricted stock units can be granted under sub-plans with specific terms and conditions and for specific purposes e.g., as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. In most cases, the restricted stock units vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set shorter or longer vesting periods for specific sub-plans or introduce performance tests. Any grant to members of the Executive Committee and/or senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee. Other than the grants of annual long-term restricted stock units described below under “—Compensation of Directors and Executives—Long-Term Incentives—Annual Long-Term Incentives”, no restricted stock units were granted under the program to members of the Executive Committee in 2023.

ii.

Share Purchase Program: This program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of up to three matching shares for each share invested or, as the case may be, a number of matching shares corresponding to a fixed monetary value that depends on seniority level. The matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, specific forfeiture rules apply. Beginning in 2016, instead of restricted stock units, stock options may also be granted under this program with similar vesting and forfeiture rules. No shares under the program were purchased by members of the Executive Committee in 2023.

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

In 2023, no member of the Executive Committee participated in the ABI/Ambev Exchange Program.

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

Because the Series A Options granted under the November 2008 Exceptional Grant and the Options granted under the April 2009 Exceptional Grant vested on 1 January 2014, the Exchange Program is no longer relevant for these options. Instead, the Exchange Program became applicable to the Series B Options granted under the November 2008 Exceptional Grant. Under the extended program, eligible employees who were relocated, e.g., to the United States, could elect to exchange their Series B Options against a number of our Ordinary Shares that, in principle, remained locked up until 31 December 2023 (five years longer than the original lock-up period).

In 2023, no exchanges were executed under this program by members of the Executive Committee.

Upon recommendation of the Remuneration Committee, our Board has also approved a variant of the Exchange Program to allow the early release of the vesting conditions of the Series B Options granted under the November 2008 Exceptional Grant for eligible employees who were relocated, e.g., to the United States. The shares that resulted from the exercise of these options, in principle, remained blocked until 31 December 2023. No options were accelerated in accordance with this approval in 2023.

ii.

The Dividend Waiver Program: The dividend protection feature of the outstanding options, where applicable, owned by eligible employees who move to the United States will be canceled. In order to compensate for the economic loss which results from this cancellation, a number of new options will be granted to these eligible employees with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules, of the new options are identical to the outstanding options for which the dividend protection feature is canceled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the eligible employees concerned. In 2023, no options were granted under this program to members of the Executive Committee.

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

1

The Series A Options had a duration of ten years from granting and vested on 1 January 2014. The Series B Options have a duration of 15 years from granting and vested on 1 January 2019. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/Normalized EBITDA (adjusted for exceptional items), ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 10.32 (USD 11.82) or EUR 10.50 (USD 12.02), which corresponds to the fair market value of the shares at the time of the option grant, as adjusted for the rights offering that took place in December 2008. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executives—Executive Committee—Options Owned by Executives” for details regarding Series B Options exercised by members of our Executive Committee in 2023.

2

The options had a duration of ten years from granting and vested on 1 January 2014. The exercise of the stock options is subject, among other things, to AB InBev meeting a performance test. This performance test has been met as the net debt/Normalized EBITDA (adjusted for exceptional items), ratio fell below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of termination of employment. The exercise price of the options is EUR 21.94 (USD 25.12) or EUR 23.28 (USD 26.66), which corresponds to the fair market value of the shares at the time of the option grant.

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

Board Compensation in 2023

The fixed annual fee for our directors in 2023 amounted to EUR 75,000 (USD 81,033), except for the Chair of the Board and the Chair of the Audit Committee, whose fixed annual fees amounted to EUR 255,000 (USD 275,512) and EUR 127,500 (USD 137,756) respectively.

In addition, a fixed annual retainer applied as follows: (a) EUR 28,000 (USD 30,252) for the Chair of the Audit Committee, EUR 14,000 (USD 15,126) for the other members of the Audit Committee, (c) EUR 14,000 (USD 15,126) for each of the Chairs of the Finance Committee, the Remuneration Committee and the Nomination Committee and (d) EUR 7,000 (USD 7,563) for each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee.

The share-based portion of the remuneration of the directors was granted in the form of restricted stock units corresponding to a fixed gross value of EUR 200,000 (USD 216,088). The Chair of the Board was granted restricted stock units corresponding to a fixed gross value of EUR 550,000 (USD 594,241) and the Chair of the Audit Committee was granted restricted stock units corresponding to a fixed gross value of EUR 350,000 (USD 378,154). Such restricted stock units will vest after five years and, upon vesting, will entitle their holders to one AB InBev share per restricted stock unit (subject to any applicable withholding).

We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

The table below provides an overview of the fixed and share-based compensation that our directors received in 2023.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of RSUs granted(5)
		(EUR)	(EUR)	(EUR)
María Asunción Aramburuzabala(1)	4	24,033	0	24,033	3,328
Martin J. Barrington	9	255,000	21,000	276,000	9,154
Lynne Biggar(2) (3)	5	50,967	9,550	60,517	0
Michele Burns	9	127,500	46,775	174,275	5,825
Sabine Chalmers	9	75,000	7,000	82,000	3,328
Paul Cornet de Ways Ruart	9	75,000	7,000	82,000	3,328
Grégoire de Spoelberch	9	75,000	14,000	89,000	3,328
Claudio Garcia	9	75,000	28,000	103,000	3,328
William F. Gifford Jr.(1) (4)	1	0	0	0	0
Paulo Lemann	9	75,000	7,000	82,000	3,328
Xiaozhi Liu(1)	4	24,033	4,450	28,483	3,328
Salvatore Mancuso(2) (4)	4	0	0	0	0
Nitin Nohria	9	75,000	7,000	82,000	3,328
Alejandro Santo Domingo	9	75,000	7,000	82,000	3,328
Aradhana Sarin(2)	4	50,967	9,550	60,517	0
Elio Leoni Sceti(1)	4	24,033	6,675	30,708	3,328
Cecilia Sicupira(1)	4	24,033	2,225	26,258	3,328
Heloisa Sicupira(2)	5	50,967	4,775	55,742	0
Alexandre Van Damme	9	75,000	7,000	82,000	3,328
Dirk Van de Put(2)	5	50,967	4,775	55,742	0
All directors as group		1,282,500	193,775	1,476,275	54,915

Note:

(1)	Ms. Asunción Aramburuzabala, Mr. Gifford, Ms. Liu, Mr. Sceti, and Ms. Sicupira were members of the Board of Directors until 26 April 2023.

(2)	Ms. Sarin, Mr. Van de Put, Ms. Biggar, Ms. Sicupira and Mr. Mancuso have been members of the Board of Directors since 26 April 2023.

(3)	Ms. Biggar served as a strategic advisor to the Board prior to her appointment as Board member on 26 April 2023. For 2023, Ms. Biggar earned EUR 104,857 in this advisory capacity.

(4)	Mr. Gifford and Mr. Mancuso have waived their entitlement to any compensation for their services as directors.

(5)	No restricted stock units granted to Directors vested in 2023.

Stock Options Held by Directors

The table below sets forth, for each of our current directors, the number of LTI stock options they owned as of 31 December 2023(1). LTI options are no longer awarded to directors (last grant on 25 April 2018).

	LTI 26	LTI 25	LTI 24	LTI 23	LTI 22	Total options
Grant date	25 April 2018	26 April 2017	27 April 2016	29 April 2015	30 April 2014
Vesting date	25 April 2023	26 April 2022	27 April 2021	29 April 2020	30 April 2019
Expiry date	24 April 2028	25 April 2027	26 April 2026	28 April 2025	29 April 2024
Martin J. Barrington	0	0	0	0	0	0
Lynne Biggar	0	0	0	0	0	0
Michele Burns	25,500	25,500	25,500	0	0	76,500
Sabine Chalmers(2)	0	0	0	0	0	0
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	15,000	75,000
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	15,000	75,000
Claudio Garcia(2)	0	0	0	0	0	0
Paulo Lemann	15,000	15,000	15,000	15,000	0	60,000
Salvatore Mancuso	0	0	0	0	0	0
Nitin Nohria	0	0	0	0	0	0
Alejandro Santo Domingo	15,000	15,000	0	0	0	30,000
Aradhana Sarin	0	0	0	0	0	0
Heloisa Sicupira	0	0	0	0	0	0
Alexandre Van Damme	15,000	15,000	15,000	15,000	15,000	75,000
Dirk Van de Put	0	0	0	0	0	0
Strike price (EUR)	84.47	104.50	113.25	113.10	80.83	—

Note:

(1)

At the annual shareholders’ meeting of AB InBev on 30 April 2014, all outstanding LTI warrants under our LTI Warrant Plan (see “—Share-Based Payment Plans—LTI Warrant Plan”) were converted into LTI stock options, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remained unchanged. In 2023, no LTI stock options listed in the table above were exercised by directors.

(2)

Mr. Garcia and Ms. Chalmers do not hold stock options under the company’s former LTI Stock Option Plan Directors. However, they do still hold certain stock options that were awarded to them in the past in their capacity as executives of the company. Out of these, in 2023 Mr. Garcia exercised 331,360 LTI stock options granted on 25 November 2008 with an exercise price of EUR 10.32 and 177,021 LTI stock options granted on 1 December 2009 with an exercise price of EUR 33.24

Restricted Stock Units Held by Directors

The table below sets forth, for each of our current directors, the number of restricted stock units they owned as of 31 December 2023.

Grant Date	24 April 2019	3 June 2020	28 April 2021	27 April 2022	26 April 2023	Number of RSUs owned(2)
Vesting Date	24 April 2024	3 June 2025	28 April 2026	27 April 2027	26 April 2028
Martin J. Barrington	1,661	12,823	9,758	10,221	9,270	43,733
Lynne Biggar	0	0	0	0	0	0
Michele Burns	4,681	8,159	6,209	6,504	5,899	31,452
Sabine Chalmers	0	4,661	3,546	3,716	3,370	15,293
Paul Cornet de Ways Ruart	2,673	4,661	3,546	3,716	3,370	17,966
Grégoire de Spoelberch	2,673	4,661	3,546	3,716	3,370	17,966
Claudio Garcia	0	4,661	3,546	3,716	3,370	15,293
Paulo Lemann	2,673	4,661	3,546	3,716	3,370	17,966
Salvatore Mancuso(1)	0	0	0	0	0	0
Nitin Nohria	0	0	0	0	3,370	3,370
Alejandro Santo Domingo	2,673	4,661	3,546	3,716	3,370	17,966
Aradhana Sarin	0	0	0	0	0	0
Heloisa Sicupira	0	0	0	0	0	0
Alexandre Van Damme	2,673	4,661	3,546	3,716	3,370	17,966
Dirk Van de Put	0	0	0	0	0	0
All directors as group	19,707	53,609	40,789	42,737	42,129	198,971

Note:

(1)	Mr. Mancuso has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2023.
(2)	No restricted stock units granted to directors vested in 2023.

Board Share Ownership

The table below sets forth, as of the most recent practicable date, the number of our shares owned by our directors serving in 2023 and year-to-date 2024:

Name	Number of our shares held	% of our outstanding shares
Martin J. Barrington	(*)	(*)
Claudio Garcia	(*)	(*)
Michele Burns	(*)	(*)
Paul Cornet de Ways Ruart	(*)	(*)
Sabine Chalmers	(*)	(*)
Grégoire de Spoelberch	(*)	(*)
Aradhana Sarin	(*)	(*)
Salvatore Mancuso	(*)	(*)
Paulo Lemann	(*)	(*)
Alejandro Santo Domingo	(*)	(*)
Heloisa Sicupira	(*)	(*)
Dirk Van de Put	(*)	(*)
Nitin Nohria	(*)	(*)
Lynne Biggar	(*)	(*)
Alexandre Van Damme	(*)	(*)
TOTAL	3.31 million	<1%

Note:

(*)	Each director owns less than 1% of our outstanding shares as of the most recent practicable date.

Executive Committee

The main elements of our executive remuneration are (i) a fixed-base salary, (ii) variable performance-related compensation (bonus), (iii) long-term incentives in the form of long-term restricted stock units, long-term performance stock units and/or long-term stock options, (iv) post-employment benefits and (v) other compensation. For the Chief Executive Officer, the award value of on-target variable remuneration (comprised of items (ii) and (iii) above) for 2023 could amount to up to 94% of his total on-target compensation, assuming all performance and other requirements are fully met. For the other members of the Executive Committee, the award value of on-target variable remuneration for 2023 could on average amount to up to 89% of their total on-target compensation, assuming all performance and other requirements are fully met.

In order to promote alignment with market practice, the total compensation of executives is reviewed against benchmarks on an annual basis. These benchmarks are collated by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of over 20 leading peer companies (the “Compensation Peer Group”) is used when available. The Compensation Peer Group is comprised of companies with a similar size to us, with the majority of them belonging to the fast-moving consumer goods sector, and each shares a complex and diverse business model and operates in talent and labor markets similar to us. The Compensation Peer Group is set by the Remuneration Committee upon the advice of an independent compensation consultant, and may be revised from time to time. If Compensation Peer Group data is not available for a given role, data from Fortune 100 companies is used. Executives’ total compensation target is intended to be 10% above the third quartile. The Compensation Peer Group that was used as the benchmark for financial year 2023 was composed of the following companies:

2023 Compensation Peer Group
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

Unless otherwise specified, the information and amounts in this section relate to the members of our Executive Committee as of 1 January 2024. See “—A. Directors and Senior Management—Administrative, Management, Supervisory Bodies and Senior Management Structure.”

Base Salary

Our executives’ base salaries are intended to be aligned to mid-market levels for the appropriate market. Mid-market means that for a similar job in the market, 50% of companies in that market pay less.

In 2023, based on his employment contract, the Chief Executive Officer earned a fixed base salary of EUR 1.29 million (USD 1.39 million). The other members of our Executive Committee earned an aggregate base salary of EUR 2.02 million (USD 2.19 million).

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

For the year ended 31 December 2023, the performance metrics for the Executive Committee and their relative weights were:

Component	Weight	Performance Measures

Company Targets	40%	Organic EBITDA

Business Unit Targets	30%	Organic Net Revenue (40%) Organic EBITDA (30%) Organic Cash Flow (30%)

Individual Targets	30%	Targets based on the strategic pillars underlying our 10-year plan

Total	100%

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

Executives receive their variable performance-related compensation (bonus) in cash but are encouraged to invest some or all of its value in company shares. For further details regarding the terms of the Share-Based Compensation Plan, please see “—Share-Based Payment Plans—Share-Based Compensation Plan” above.

Variable compensation (bonus) for performance in 2023 – Paid in March 2024

Based on its performance and results in 2023, the company partially achieved its aggregated company and business unit performance targets in 2023.

For the full year 2023, the Chief Executive Officer earned variable compensation of EUR 4.20 million (USD 4.54 million). The other members of the Executive Committee earned aggregate variable compensation of EUR 3.43 million (USD 3.71 million).

These bonus amounts are based on our company’s performance during the year 2023 and the executives’ individual target achievements. The variable compensation was paid in March 2024.

Variable compensation (bonus) for performance in 2022 – Paid in March 2023

The following table sets forth the number of voluntary shares acquired by, and Matching Shares and Discounted Shares granted to, the Chief Executive Officer and the other members of the Executive Committee in March 2023 under the Share-Based Compensation Plan in respect of the variable compensation (bonus) awarded for performance in 2022 as described in our Annual Report on Form 20-F for the fiscal year ended 31 December 2022.

Name	Voluntary Shares Acquired	Matching Shares and Discounted Shares Granted
Michel Doukeris (CEO)	49,670	133,157
David Almeida	11,251	34,611
John Blood	12,787	35,921
Fernando Tennenbaum	16,951	47,842

Long-Term Incentives

Annual Long-Term Incentive Restricted Stock Units

On 11 December 2023, 38,906, 30,459, 14,797 and 33,334 long-term restricted stock units were granted to Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum, respectively, in respect of financial year 2023. These restricted stock units cliff vest over a three-year period. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

Annual Long-Term Incentive Performance Stock Units

On 11 December 2023, 9,994, 8,736, 4,958 and 9,654 long-term performance stock units were granted to Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum, respectively, in respect of financial year 2023. These performance stock units cliff vest over a three-year period. The number of shares to which holders of these performance stock units shall be entitled is subject to a hurdle and cap, and will depend on the performance test measuring the Company’s three-year TSR relative to the TSR realized for that period by the TSR Peer Group. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

The below TSR Peer Group was used for performance stock units granted in respect of financial year 2023.

2023 TSR Peer Group
3M	Heineken	Procter & Gamble
Altria	Kraft Heinz	Reckitt-Benckiser
Carlsberg	Mondelez	Starbucks
Coca-Cola	Nestlé	Unilever
Colgate-Palmolive	PepsiCo
Diageo	Philip Morris

Exceptional Long-Term Incentives

In 2023, no grants were made to members of the Executive Committee under the exceptional long-term incentive plan.

Other Recurring Long-Term Restricted Stock Unit Programs

In 2023, no grants were made to members of the Executive Committee under the other recurring long-term restricted stock units programs.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 23 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 for further details on our employee benefits.

Our Chief Executive Officer and other members of the Executive Committee participate in a defined contribution plan. The contribution under the Chief Executive’s plan for the Chief Executive Officer amounted to approximately USD 0.20 million in 2023. The contributions for other members of the Executive Committee amounted to approximately USD 0.03 million in the aggregate in 2023. See note 31 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

Other Compensation

We also provide executives with disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed. In 2023, the costs of these benefits amounted to approximately USD 0.03 million for the Chief Executive Officer and approximately USD 0.08 million in aggregate for the other members of the Executive Committee.

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

Reclaim of Variable Compensation

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

In addition, on 11 October 2023, the company adopted a clawback policy that applies to incentive-based compensation received by certain executives (which currently comprise the members of the Executive Committee). Under this policy, “incentive-based compensation” is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. variable performance-related compensation (bonus) and annual long-term incentive performance stock units (PSUs)). The policy provides that in the event the company is required to prepare an accounting restatement of its financial statements due to the company’s material noncompliance with any financial reporting requirements under the applicable securities laws, the company will recover (on a pre-tax basis) from the relevant executives any incentive-based compensation received by such executives on or after 2 October 2023 and during the three fiscal years preceding the date the restatement was required that exceeds the amount of incentive-based compensation that otherwise would have been received had such incentive-based compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive engaged in misconduct or otherwise caused or contributed to the requirement for a restatement.

Options Owned by Executives

The table below sets forth the number of LTI stock options and matching options owned by the members of our Executive Committee in aggregate as of 31 December 2023 under the LTI Plan Executives, the Share-Based Compensation Plans, the November 2008 Exceptional Grant, the 2020 Incentive Plan, the Integration Incentive Plan and the Long Run Stock Options Incentive Plan. Members of our Executive Committee do not hold any warrants or stock options relating to our shares under our other incentive plans.

Program(1)	Options held in aggregate by our Executive Committee		Strike price (EUR)	Grant date	Vesting date	Expiry date
LTI Plan 2009	0	(2)	75.15	2 December 2013	2 December 2018	1 December 2023
LTI Plan 2009	113,468		94.46	1 December 2014	1 December 2019	30 November 2024
LTI Plan 2009	36,035		121.95	1 December 2015	1 December 2020	30 November 2025
LTI Plan 2009	45,837		113.00	22 December 2015	22 December 2020	21 December 2025
LTI Plan 2009	36,728		98.04	1 December 2016	01 December 2021	30 November 2025
LTI Plan 2009	75,756		98.85	20 January 2017	20 January 2022	19 January 2027
LTI Plan 2009	19,112		96.70	1 December 2017	01 December 2022	30 November 2027
LTI Plan 2009	146,486	(3)	94.36	22 January 2018	22 January 2023	21 January 2028
LTI Plan 2009	306,794		65.70	25 January 2019	25 January 2024	24 January 2029

Program(1)	Options held in aggregate by our Executive Committee		Strike price (EUR)	Grant date	Vesting date	Expiry date
LTI Plan 2009	377,402		71.87	2 December 2019	2 December 2024	1 December 2029
November 2008 Exceptional Grant Options Series B – Dividend Waiver 09(4)	0	(5)	33.24	1 December 2009	1 January 2019	24 November 2023
Long Run Stock Options Incentive Plan(6)	2,503,130		96.70	1 December 2017	1 January 2028	31 December 2032
March 2020 Stock Option Incentive(7)	4,980,927		40.40	25 March 2020	25 March 2025	24 March 2030

Note:

(1)	No options were exercised by members of the Executive Committee in 2023, except for 228,943 options held by David Almeida which were granted under the Dividend Waiver Program.
(2)	33,573, 26,772, 17,886 and 5,691 options held by Michel Doukeris, David Almeida, Fernando Tennenbaum and John Blood, respectively, expired on 1 December 2023.

(3)	69,806, 55,527 and 21,153 options held by Michel Doukeris, David Almeida and John Blood, respectively, vested on 22 January 2023.

(4)	Options granted under the Dividend Waiver Program. See “—Share-Based Payment Plans.”

(5)	228,943 options held by David Almeida were exercised in 2023.

(6)	Options granted under the Long Run Stock Options Incentives Plan. See “—Share-Based Payment Plans—Exceptional Long-Term Incentive Stock Options.”

(7)

Options granted under the exceptional long-term incentive plan as an exceptional long-term retention incentive. The options cliff vest five years after the grant date and have a maturity of 10 years. Specific forfeiture rules apply if the employee leaves the company before the vesting date.

Restricted Stock Units Owned by Executives

The table below sets forth the number of restricted stock units owned by the members of our Executive Committee in aggregate as of 31 December 2023(1).

Program	RSUs held in aggregate by our Executive Committee	Grant date	Vesting date
Exceptional Incentive Restricted RSUs(2)	11,041	17 December 2014	17 December 2024
Share Based Compensation Plan(3)	0	2 March 2018	2 March 2023
Performance-Based RSUs(4)	56,132	14 August 2018	14 August 2028
Share Based Compensation Plan(3)	17,334	4 March 2019	4 March 2024
Share Based Compensation Plan(3)	43,133	29 July 2019	29 July 2024
Share Based Compensation Plan(3)	11,073	2 March 2020	2 March 2025
RSUs(5)	1,308,417	25 March 2020	25 March 2025
Annual Long-Term RSUs(6)	36,507	14 December 2020	14 December 2025
Annual Long-Term RSUs(6)	26,646	13 December 2021	13 December 2024
Annual Long-Term RSUs(6)	26,646	13 December 2021	13 December 2026
Annual Long-Term RSUs(6)	70,344	1 March 2022	1 March 2025
Annual Long-Term RSUs(6)	70,344	1 March 2022	1 March 2027
Share Based Compensation Plan(3)	316,709	1 March 2022	1 March 2025

Program	RSUs held in aggregate by our Executive Committee	Grant date	Vesting date
Share Based Compensation Plan(3)	316,709	1 March 2022	1 March 2027
Annual Long-Term RSUs(6)	361,687	14 December 2022	14 December 2025
Annual Long-Term RSUs(6)	254,744	6 March 2023	6 March 2026
Annual Long-Term RSUs(6)	117,496	11 December 2023	11 December 2026

Note:

(1)

The following restricted stock units vested in 2023: 34,763, 31,435, 6,053 and 6,952 restricted stock units granted on 2 March 2018 held by Michel Doukeris, David Almeida, Fernando Tennenbaum and John Blood, respectively, vested on 2 March 2023 at a price of EUR 56.62; and 16,496, 7,332, 6,110 and 6,110 restricted stock units granted on 14 December 2020 held by Michel Doukeris, David Almeida, Fernando Tennenbaum and John Blood, respectively, vested on 14 December 2023 at a price of EUR 57.42.

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

Performance Stock Units Owned by Executives

The table below sets forth the number of performance stock units owned by the members of our Executive Committee in aggregate as of 31 December 2023.

Program	PSUs held in aggregate by our Executive Committee	Grant date	Vesting date
Annual Long-Term PSUs	97,993	14 December 2022	14 December 2025
Annual Long-Term PSUs	33,342	12 December 2023	12 December 2026

Executive Share Ownership

The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the Executive Committee to one year of base salary (gross). Newly appointed Executive Committee members have three years to reach such threshold following the date of their appointment.

The table below sets forth, as of the most recent practicable date, the number of our shares owned by the members of the Executive Committee serving in 2023:

Name	Number of our shares held	% of our outstanding shares
Michel Doukeris – CEO	(*)	(*)
David Almeida	(*)	(*)
John Blood	(*)	(*)
Fernando Tennenbaum	(*)	(*)
TOTAL	1.33 million	<1%

Note:

(*)	Each member of our Executive Committee serving in 2023 owns less than 1% of our outstanding shares as of the most recent practicable date.

C.	BOARD PRACTICES

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

The current members of the Audit Committee are M. Michele Burns (Chair), Martin J. Barrington, Lynne Biggar and Aradhana Sarin.

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

The Audit Committee holds as many meetings as necessary with a minimum of four per year. Paul Cornet de Ways Ruart and Heloisa Sicupira attend Audit Committee meetings as non-voting observers.

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

The current members of the Finance Committee are Grégoire de Spoelberch (Chair), Paulo Alberto Lemann, M. Michele Burns, Paul Cornet de Ways Ruart, Alejandro Santo Domingo Dávila, Nitin Nohria, and Salvatore Mancuso.

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

The current members of the Remuneration Committee are Claudio Garcia (Chair), M. Michele Burns and Dirk Van de Put.

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

The Nomination Committee

The Nomination Committee consists of six members appointed by the Board. They include the Chair of the Board and the Chair of the Remuneration Committee. Four of the six Committee members are representatives of the controlling shareholders. These four members of our Nomination Committee would not be considered independent under NYSE rules, and therefore our Nomination Committee would not be in compliance with the NYSE Corporate Governance Standards for domestic issuers in respect of independence of nominating committees. The Chief Executive Officer and the Chief People Officer are invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The current members of the Nomination Committee are Claudio Garcia (Chair), Martin J. Barrington, Sabine Chalmers, M. Michele Burns, Cecilia Sicupira and Alexandre Van Damme.

The Nomination Committee’s principal role is to guide the Board succession process. The Nomination Committee identifies persons qualified to become Board members and recommends director candidates for nomination by the Board and election at the shareholders’ meeting. The Nomination Committee also guides the Board with respect to all its decisions relating to the appointment and retention of key talent within our company. In 2023, the Nomination Committee also oversaw the on-boarding program for the new Directors who joined our Board on 26 April 2023.

D.	EMPLOYEES

As of 31 December 2023, we employed approximately 155,000 employees as compared to approximately 165,000 as of 31 December 2022.

Overview of Employees per Business Segment

The table below sets out the number of full-time employees at the end of each relevant period in our business segments.

	As of 31 December
	2023(1)	2022(1)(2)	2021(1)(2)
North America	17,950	20,040	19,691
Middle Americas	48,069	52,355	51,969
South America	36,267	40,589	40,836
EMEA	21,011	21,306	22,215
Asia Pacific	24,992	24,331	26,095
Global Export and Holding Companies	6,251	6,572	7,160

Total	154,540	165,193	167,966

Note:

(1)

The number of our employees fluctuates over the years based on a number of factors, including the performance of our different markets, business combinations (including divestitures) and our continued efforts to improve productivity and efficiency across our operations.

(2)	The numbers for the years ended 31 December 2022 and 2021 have been amended to conform to the method of calculation used for the year ended 31 December 2023.

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

Our United States organization has approximately 5,970 hourly brewery workers represented predominantly by the International Brotherhood of Teamsters, but also by other unions with respect to specific classifications of employees at certain locations. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters, which will expire on 28 February 2029. Approximately 1569 hourly employees at certain company-owned distributorships and packaging plants are also represented by the Teamsters or other unions, with local bargaining agreements ranging in duration from three to five years.

E.	SHARE OWNERSHIP

For a discussion of the share ownership of our directors and executives, as well as arrangements involving our employees in our capital, see “—B. Compensation.”

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure as at 31 December 2023 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2023 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the SEC.

The first ten entities mentioned in the table act in concert (it being understood that (i) the first nine entities act in concert within the meaning of article 3, §1, 13º of the Belgian Law of 2 May 2007 on the notification of significant shareholdings, and (ii) the tenth entity acts in concert with the first nine entities within the meaning of article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by us and the Financial Services and Markets Authority (“FSMA”) in accordance with (a) article 6 of the Belgian Law of 2 May 2007 on the notification of significant shareholdings or (b) Regulation (EU)

No 596/2014 of the European Parliament and of the Council of 16 April 2014, and (ii) notifications to the company made on a voluntary basis on or prior to 31 December 2023, in aggregate, 837,910,567 Ordinary Shares, representing 42.24% of the voting rights attached to the shares outstanding as of 31 December 2023 excluding the 35,414,191 treasury shares held by us and certain of our subsidiaries. Pursuant to our articles of association, shareholders are required to notify us as soon as the amount of securities held giving voting rights exceeds or falls below a 3% threshold and a 7.5% threshold.

Major shareholders	Number of shares	% of voting rights attached to our outstanding shares held(9)
Holders of Ordinary Shares
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “Stichting”)(1)(2)	663,074,832	33.42%
EPS Participations S.à.R.L, a company incorporated under Luxembourg law, affiliated with Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(3)(5) (“EPS Participations”)	133,846,578	6.75%
Eugénie Patri Sébastien S.A., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with BRC S.à.R.L(2)(3)(5) (“EPS”)	99,999	0.01%
BRC S.á.R.L., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with EPS(2)(4) (“BRC”)	28,097,078	1.42%
Rayvax Société d’Investissements SA, a company incorporated under Belgian law (“Rayvax”)	50,000	0.00%
Fonds Verhelst SC, a company with a social purpose incorporated under Belgian law	0	0.00%
Fonds Voorzitter Verhelst SC, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SC, which controls it	6,997,665	0.35%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0.00%
Fonds Baillet Latour SC, a company incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, which controls it(6)	5,485,415	0.28%
Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	259,000	0.01%
Holders of Restricted Shares
Altria Group, Inc.(7) (“Altria”)	185,115,417	9.33%
BEVCO Lux S.à R.L(8) (“BEVCO”)	96,862,718	4.88%

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

(4)

Max Van Hoegaerden Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto da Veiga Sicupira have disclosed to us that they control BRC and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our Ordinary Shares held by BRC. By virtue of their responsibilities as current directors of BRC, Paulo Alberto Lemann, Marc Lemann, Claudio Garcia, Heloisa de Paula Machado Sicupira and Eduardo Saggioro may also be deemed, under the rules of the SEC, to be the beneficial owners of our Ordinary Shares held by BRC. However, Paulo Alberto Lemann, Marc Lemann, Heloisa de Paula Machado Sicupira, Claudio Garcia and Eduardo Saggioro disclaim such beneficial ownership in such capacity.

(5)	On 18 December 2013, EPS contributed to EPS Participations its certificates in the Stichting and the shares it held directly in AB InBev, except for 100,000 shares.

(6)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour.

(7)

In addition to the Restricted Shares listed above, Altria announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the combination with SAB, it purchased 11,941,937 Ordinary Shares in the Company. Altria further increased its position of Ordinary Shares in the Company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by the Stichting dated 1 November 2016, resulting in an aggregate ownership of 9.95% based on the number of shares with voting rights as at 31 December 2023.

(8)

In addition to the Restricted Shares listed above, BEVCO announced in a notification made on 17 January 2017 in accordance with the Belgian Law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. BEVCO disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.19% based on the number of shares with voting rights as at 31 December 2023.

(9)

Percentages are calculated on the total number of outstanding shares as at 31 December 2023 (2,019,241,973 shares) minus the number of outstanding shares held in treasury by us and certain of our subsidiaries as at 31 December 2023 (35,414,191 Ordinary Shares).

U.S. Holders of Record

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2023, we had 12,363,288 registered Ordinary Shares and 185,115,701 registered Restricted Shares held by 5 record holders in the United States, representing approximately 197.5 million of the voting rights attached to our shares outstanding as of such date. As of 31 December 2023, we also had 118,533,905 ADSs outstanding, each representing one Ordinary Share.

Controlling Shareholder

Our controlling shareholder is the Stichting, a foundation organized under the laws of the Netherlands which represents an important part of the interests of the founding Belgian families of Interbrew (mainly represented by EPS) and the interests of the Brazilian families which were previously the controlling shareholders of Ambev (represented by BRC).

As of 31 December 2023, the Stichting owned 663,074,832 of our shares, which represented a 33.42% voting interest based on the number of our shares outstanding as of 31 December 2023, excluding the 35,414,191 treasury shares held by us and certain of our subsidiaries. The Stichting and certain other entities acting in concert (within the meaning of Article 3, 13° of the Belgian Law of 2 May 2017 on the notification of significant shareholdings and/or within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids) with it (see “—Shareholders’ Arrangements” below) held, based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2023 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the SEC, in the aggregate, 42.24% of our shares based on the number of our shares outstanding on 31 December 2023, excluding the 35,414,191 treasury shares held by us and certain of our subsidiaries. As of 31 December 2023, BRC held 331,537,416 class B Stichting certificates (indirectly representing 16.71% of our shares), EPS held one class A Stichting certificate and EPS Participations held 331,537,415 class A Stichting certificates (together indirectly representing 16.71% of our shares). The Stichting is governed by its bylaws and its conditions of administration. Shares held by our major shareholders do not entitle such shareholders to different voting rights.

Shareholders’ Arrangements

The 2023 Shareholders’ Agreement

On 27 April 2023, the Stichting, EPS, EPS Participations, BRC and Rayvax entered into an Amended and Restated Shareholders’ Agreement (the “2023 Shareholders’ Agreement”). The 2023 Shareholders’ Agreement amended, restated and replaced in its entirety the Amended and Restated New Shareholders’ Agreement dated 11 April 2016 (the “2016 Shareholders’ Agreement”). The 2023 Shareholders’ Agreement has primarily modified certain provisions for nominating members of our Board of Directors which were previously included in the 2016 Shareholders’ Agreement.

The 2023 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of our company and the Stichting, as well as (i) the transfer of the Stichting certificates and (ii) the de-certification and re-certification process for the Ordinary Shares and the circumstances in which the shares held by the Stichting may be de-certified and/or pledged at the request of BRC, EPS or EPS Participations.

The 2023 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Stichting certificates.

Pursuant to the terms of the 2023 Shareholders’ Agreement, BRC and EPS/EPS Participations jointly and equally exercise control over the Stichting and the shares held by the Stichting. The Stichting is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Stichting board of directors. Subject to certain exceptions, at least seven of the eight Stichting directors must be present or represented in order to constitute a quorum of the Stichting board, and any action to be taken by the Stichting board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Stichting with respect to the shares it holds, including how such shares will be voted at our shareholders’ meetings, will be made by the Stichting board of directors.

The 2023 Shareholders’ Agreement requires the Stichting board of directors to meet prior to each of our shareholders’ meetings to determine how the shares held by the Stichting are to be voted. In addition, prior to each meeting of our board of directors at which certain key matters are considered, the Stichting board of directors will meet to determine how the eight members of our board of directors nominated exclusively by BRC and EPS/EPS Participations should vote.

The 2023 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any other holder of certificates issued by the Stichting, to vote their shares in the same manner as the shares held by the Stichting. The parties agree to effect any free transfers of their shares in an orderly manner of disposal that does not disrupt the market for shares and in accordance with any conditions established by us to ensure such orderly disposal. In addition, under the 2023 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the 2023 Shareholders’ Agreement, the Stichting board of directors will propose to our shareholders’ meeting eight candidates for appointment to our board of directors, among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates.

The 2023 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034 and will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, any party to the 2023 Shareholders’Agreement notifies the others of its intention to terminate the 2023 Shareholders’ Agreement.

The 2023 Shareholders’ Agreement is filed as Exhibit 3.2 to this Form 20-F.

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

The Fonds Voting Agreement provides for consultations between the three corporate bodies before any of our shareholders’ meetings to decide how they will exercise the voting rights attached to our shares. Under the Fonds Voting Agreement, consensus is required for all items that are submitted to the approval of any of our shareholders’ meetings. If the parties fail to reach a consensus, each of Fonds Baillet Latour and Fonds Voorzitter Verhelst will vote their AB InBev shares in the same manner as the Stichting. The Fonds Voting Agreement will expire on 1 November 2034.

The Fonds Voting Agreement is filed as Exhibit 3.1 to this Form 20-F.

Voting Agreement between the Stichting and certain Restricted Shareholders

Each holder of Restricted Shares representing more than 1% of our total share capital, being Altria and BEVCO, was required, upon completion of the combination with SAB, to enter into an agreement with the Stichting. Each of Altria and BEVCO entered into a voting agreement with the Stichting and us on 8 October 2016 (the “Restricted Shareholder Voting Agreement”), under which:

•

the Stichting is required to exercise the voting rights attached to its Ordinary Shares to give effect to the directors’ appointments principles set out in articles 19 and 20 of our articles of association;

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

Each of the first 10 entities mentioned in the table appearing under Shareholding Structure have disclaimed beneficial ownership of all of the Restricted Shares and Ordinary Shares, as applicable, held by Altria and BEVCO.

The Restricted Shareholder Voting Agreement is filed as Exhibit 3.3 to this Form 20-F.

B.	RELATED PARTY TRANSACTIONS

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities that form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans, guarantees and credit support with affiliated entities, and (iv) import and licensing agreements with affiliated entities. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 34 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

Transactions with Directors and Executive Committee Members (Key Management Personnel)

Total compensation of our directors and Executive Committee included in our income statement for 2023 set out below can be detailed as follows:

	Year ended 31 December 2023
	Directors	Executive Committee
	(USD million)
Short-term employee benefits	2	12
Termination benefits	—	—
Share-based payments	—	46

Total	2	58

In addition to short-term employee benefits (primarily salaries), the members of our Executive Committee were entitled to post-employment benefits. See also note 23 “Pensions and similar obligations” and note 31 “Related parties” to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023. In addition, key management personnel are eligible for our share-based payment plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 24 “Share-based payments” to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023.

Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with our company. During 2023, no payments were made to key management personnel except in the transactions listed below.

Other Transactions

In 2021, 2022 and 2023, our subsidiary Bavaria SA, along with other subsidiaries in Middle Americas, entered into transactions for approximately COP 70.6 billion (USD 18.9 million) and COP 137.4 billion (USD 32.6 million) and COP 277.4 billion (USD 64.6 million), respectively, for lease agreements, acquisition of natural gas and the sale of malt-based beverages and beer with companies of which Alejandro Santo Domingo Dávila, a member of our Board of Directors, is chair or member of the board of directors or part of the controlling shareholder group.

In 2021, Grupo Modelo entered into transactions for MXN 22.0 million (USD 1.1 million) for information technology infrastructure services with a company the board of directors of which was chaired by a member of our Board of Directors at the time (María Asunción Aramburuzabala). There were no such transactions in 2022 and 2023.

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

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2023
(USD million)
Gross profit	(233)
Current assets	108
Current liabilities	9

Our transactions with associates primarily consist of sales to distributors in which we have a non-controlling interest.

Transactions with Pension Plans

Our transactions with pension plans mainly consisted of USD 13 million other expense to pension plans in the United States.

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

Consolidated Financial Statements

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during the period between 1 January 2023 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

Anheuser-Busch InBev SA/NV

Budweiser Trademark Litigation

We are involved in a long-standing trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. Currently there are more than 66 cases pending in 47 countries. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to our financial position or profitability.

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

On 3 December 2020, the Advocate General (“AG”) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute state aid. On 16 September 2021, the

European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case was referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal. On 20 September 2023, the European General Court upheld the European Commission’s decision. That judgment has been appealed by AB InBev and other parties to the European Court of Justice.

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

On 24 January 2019, we deposited EUR 68 million (USD 75 million) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, we recognized a provision of EUR 68 million (USD 75 million) in 2020.

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

Ambev and Its Subsidiaries

On 20 September 2023, Law 14,689 was enacted (“Law 14,689/2023”) in Brazil, which provides for the cancellation of fines imposed in tax administrative proceedings decided in favor of the Brazilian Federal Tax Authorities (“RFB”) by a tie-breaking vote at the federal administrative level, including any such proceedings that were subsequently escalated to the judicial level and, as of the date of publication of Law 14,689/2023, were pending decision at the second level judicial courts. Following the enactment of Law 14,689/2023, Ambev reassessed the likelihood of success of fines imposed in proceedings decided by a tie-breaking vote, including certain proceedings described below, which resulted in the reclassification of the risk of loss from possible to remote in the approximate amount of R$6.9 billion (USD 1.4 billion).

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

On 20 September 2023, Law 14,689 was enacted in Brazil (“Law 14,689/2023”), which provides for the cancellation of fines imposed in tax administrative proceedings decided in favor of the Brazilian Federal Tax Authorities by a tie-breaking vote at the federal administrative level, including any such proceedings that were subsequently escalated to the judicial level and, as of the date of publication of Law 14,689/2023, were pending decision at the second level judicial courts. Following the enactment of Law 14,689/2023, Ambev reassessed the likelihood of success in cases where fines were imposed in proceedings decided by a tie-breaking vote. This resulted in the reclassification of the risk of loss from possible to remote in the approximate amount of R$6.9 billion (USD 1.4 billion) in some of the cases discussed below, such as the deductibility of goodwill amortization expenses, Foreign Earnings, Tax Loss Offset, and the Manaus Free Trade Zone—IPI.

ICMS Value-Added Tax, IPI Excise Tax (Imposto sobre Produtos Industrializados – “IPI”) and Social Contributions on Gross Revenues (PIS and COFINS)

Manaus Free Trade Zone – IPI / PIS and COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI Excise Tax and PIS and COFINS. With respect to IPI Excise Tax, Ambev has been registering IPI Excise Tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the RFB relating to the disallowance of such credits.

Ambev and its subsidiaries have also been receiving charges from the RFB in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI Excise Tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev.

In April 2019, the Brazilian Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effect, deciding on the rights of taxpayers registering IPI Excise Tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI Excise Tax cases as remote losses, maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible losses related to these proceedings to be approximately R$6.3 billion (USD 1.3 billion) as of 31 December 2023. Ambev has not recorded any provision in connection with these assessments.

In addition, isolated fines were imposed on Ambev due to the non-recognition of tax offsets. In March 2023, the STF ruled that the imposition of isolated fines due to the non-recognition of tax offsets is unconstitutional. As a result of this decision, Ambev reclassified the amounts related to the tax offsets cases as remote.

IPI Excise Tax Suspension

In 2014 and 2015, Ambev received tax assessments from the RFB relating to IPI Excise Tax, allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. In 2020, Ambev received a partially favorable decision at the administrative level in one of the cases. In July 2022, Ambev received the first judicial decision on this matter; the decision was unfavorable to Ambev and it filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first-level decision and ordering the production of technical evidence as requested by Ambev in order to demonstrate the proper collection of IPI. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court.

In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid.

Ambev management estimates the possible losses related to these assessments to be approximately R$1.8 billion (USD 0.4 billion) as of 31 December 2023. Ambev has not recorded any provision in connection with these assessments.

The results of the tax audit ordered by the Upper Administrative Court, which were notified in January 2024, were partially favorable to Ambev, reducing 98% of the amount alleged to be owed by Ambev in this case. Ambev will file an appeal at the judicial level against the unfavorable portion of the decision.

ICMS-ST Trigger

Over the years, Ambev and its subsidiaries have received tax assessments charging alleged ICMS differences that some Brazilian states consider due when the price of the products sold by Ambev is above the fixed price table basis established by such states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not on the fixed table price. Ambev is currently challenging these charges at both the administrative and judicial levels. Ambev management estimates the total possible loss related to this issue to be approximately R$10.7 billion (USD 2.2 billion) as of 31 December 2023.

ICMS Tax Incentives

In 2015, Ambev received a tax assessment issued by the State of Pernambuco charging ICMS differences due to an alleged non-compliance with the state tax incentive agreement (PRODEPE) as a result of the rectification of Ambev’s monthly reports. The state tax authorities decided that Ambev was unable to use the tax incentive due to such rectification. In 2017, Ambev received a final favorable decision nullifying the assessment due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment with respect to the same matter. In June 2020, Ambev received the first level administrative decision, which was partially favorable to Ambev as it recognized the miscalculation of the tax incentive credit by the tax auditor. The favorable portion of the aforementioned decision is final and unappealable. With regard to the unfavorable portion, Ambev filed an administrative appeal which is awaiting judgement. There are other assessments related to PRODEPE, some of which are being challenged at the judicial level. Ambev management estimates the possible losses related to these assessments to be approximately R$0.7 billion (USD 0.1 billion) as of 31 December 2023. Ambev has not made any provision for the period in connection with these assessments.

Over the years, Ambev has also received tax assessments issued by the State of Paraíba charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (FAIN). Ambev is currently challenging these charges at both the administrative and judicial level of the courts. Ambev management estimates the possible losses related to these assessments to be approximately R$0.6 billion (USD 0.1 billion) as of 31 December 2023. Ambev has not recorded any provision in connection with these assessments.

ICMS Tax Credits

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision became final (and no longer subject to appeal) in December 2021.

With respect to the assessments issued by the State of São Paulo, Ambev received unfavorable decisions at the second administrative level in April, May and June 2022 and filed motions for reconsideration to the second administrative level. In September 2023, Ambev received partially favorable decisions related to the motions for reconsideration. The favorable portion of those decisions became final and is not subject to appeal, while the unfavorable portion is yet to be reviewed at the judicial level. In December 2023, the STF issued a binding decision (Claim of Non-compliance with a Fundamental Precept —ADPF No. 1004) holding that the unfavorable decisions regarding tax credits from the State of Amazonas issued by the State of São Paulo in 2022 are unconstitutional. Therefore, even though Ambev is not part of this trial at the STF, the central discussion generated a positive impact on Ambev’s assessments. Ambev management estimates the possible losses related to these assessments to be approximately R$0.5 billion (USD 0.1 billion) as of 31 December 2023. Ambev has not recorded any provision in connection therewith.

In addition, in 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the second administrative level, which was amended by the third administrative level in favor of the tax authorities. This decision is not final and remains subject to appeal at the judicial level. With respect to the assessments issued by the State of São Paulo, Ambev received unfavorable decisions at the first administrative level. In these cases, Ambev has filed appeals at the second administrative level. In one of these cases, Ambev received an unfavorable decision from the second-level administrative authority, which is not final and has been appealed at a third-level authority. With regard to the other two cases, one is awaiting judgment, and the first-instance decision issued in respect of the other was cancelled, requiring a new trial to be held.

Ambev management estimates the possible losses related to these assessments to be approximately R$0.8 billion (USD 0.2 billion) as of 31 December 2023.

PIS/COFINS Bonus Over Products

Since 2015, Ambev has received tax assessments issued by the RFB relating to PIS and COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019, 2020 and 2023, Ambev received final favorable decisions at the administrative level in some of these cases. In 2023, the Lower Administrative Court rendered favorable decisions to Ambev in two other cases and Ambev is awaiting formal notification of these decisions, which are not final and remain subject to appeal. At the judicial level, one case is pending decision by the second level judicial court after the first-level judicial court rendered an unfavorable decision to Ambev.

Ambev management estimates the possible losses related to these assessments to be approximately R$1.8 billion (USD 0.4 billion) as of 31 December 2023. Ambev has not recorded any provisions for this matter.

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the RFB relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.

The administrative proceedings have resulted in final favorable decisions as well as partially favorable decisions, most of which are still subject to review by the Administrative Court. In October 2022, the Lower Administrative Court rendered a favorable decision to Ambev in a third related case. In March 2023, the Lower Administrative Court rendered two favorable decisions and one partially favorable decision to Ambev in three cases related to the taxation of profits of foreign subsidiaries. Ambev is awaiting formal notification of these decisions to analyze the contents and any applicable legal motions or appeals before the judicial level. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

In December 2023, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries. Ambev filed a defense in January 2024 and the case awaits decision by the first-level administrative court.

The updated assessed amount related to this uncertain tax position as of 31 December 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$6.1 billion (USD 1.3 billion).

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the RFB regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first-level administrative court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision.

The updated assessed amount related to this uncertain tax position as of 31 December 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$2.6 billion (USD 0.5 billion). Ambev has not recorded any provisions for this matter based on the probability of loss.

This uncertain tax position, as per IFRIC 23, continued to be applied by Arosuco impacting calendar years following those assessed (2019-2023) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

In February 2024, Arosuco received a partially favorable, unanimous decision from the Administrative Council for Tax Appeals (“CARF”), which partially granted the appeal filed by Arosuco. The decision recognizes Arosuco’s full enjoyment of the tax benefit reduction provided by Provisional Measure No. 2199-14/2001, and only requires payment of a portion of the assessment related to the difference in calculation methodology between the tax authorities and Arosuco, as the taxpayer. The portion of the assessed amount as of 31 December 2023 related to the tax incentive is approximately R$2.6 billion (USD 0.5 billion), and the portion related to the calculation difference is approximately R$0.02 billion (USD 5 million). Arosuco awaits formal notification of this decision to assess any potential impacts on the probability of loss and take any additional necessary actions.

Special Goodwill Reserve

Goodwill - InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the merger of InBev Holding Brasil S.A. with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of administrative courts and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions from the first-level administrative court and the Lower Administrative Court. Ambev and the tax authorities both filed Special Appeals, which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.

In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment which was subject to the Special Appeals filed by Ambev and the tax authorities. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment at the first-level judicial court.

The updated assessed amount related to this uncertain tax position as of 31 December 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$6.5 billion (USD 1.3 billion). Ambev has not recorded any provisions for this matter based on the probability of loss. In the event Ambev is required to pay these amounts, we will reimburse Ambev in the amount proportional to the benefit received by us pursuant to the merger protocol as well as the related costs.

Goodwill—Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In July 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev. The decision did not recognize the Special Appeal filed by the tax authorities, thereby preserving the portion of the decision rendered by the Lower Administrative Court that was favorable to Ambev with respect to the qualified penalties applied and the statute of limitations for one of the calendar years under discussion; this portion of the decision is final. In January 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision and received a favorable decision at the first-level judicial court. The tax authorities appealed this decision and the matter awaits judgment at the second level judicial court.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. In April 2019, the first-level administrative court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In April 2023, the Upper Administrative Court rendered partially favorable decisions to Ambev, related to the qualified penalties, in the Special Appeals. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions and the matter awaits judgment at the second level judicial court.

The updated assessed amount related to this uncertain tax position as of 31 December 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$1.4 billion (USD 0.3 billion). Ambev has not recorded any provisions for this matter based on the probability of loss.

Goodwill—CND Holdings

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

In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the first-level administrative court. Ambev has filed an appeal to the Lower Administrative Court

The updated assessed amount related to this uncertain tax position as of 31 December 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$1.4 billion (USD 0.3 billion). Ambev has not recorded any provisions for this matter based on the probability of loss.

Goodwill—MAG

In December 2022, CRBS S.A, a subsidiary of Ambev, received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados with and into CRBS. CRBS filed a defense in January 2023. In November 2023, CRBS received a partially favorable decision from the first-level administrative court which reduced the qualified penalty applied to 100% (instead of 150% as initially charged). This decision is not final and is subject to review by the Lower Administrative Court. CRBS has filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision.

The updated assessed amount related to this uncertain tax position as of 31 December 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$0.3 billion (USD 0.1 billion). Ambev has not recorded any provisions for this matter based on the probability of loss.

CRBS has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods.

Disallowance of Financial Expenses and Deductibility of Losses

In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated with financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first-level administrative court regarding the 2016 case, which was confirmed by the Upper Administrative Court in April 2023.

In June 2021, Ambev received a partially favorable decision for the 2020 case at the first-level administrative court and filed an appeal to the Lower Administrative Court. In March 2023, Ambev received a favorable decision from the Lower Administrative Court, which fully canceled the tax assessment related to 2020, and this decision became final in May 2023. In June 2022, Ambev received a partially favorable decision at the first-level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

The updated assessed amount related to this uncertain tax position as of 31 December 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$0.3 billion (USD 0.1 billion). Ambev has not recorded any provisions for this matter based on the probability of loss.

Disallowance of Taxes Paid Abroad

Since 2014, Ambev has been receiving tax assessments from the RFB, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became final.

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016, for which Ambev filed Special Appeals to the Upper Administrative Court. Ambev received unfavorable decisions at the Upper Administrative Court in respect of the Special Appeals in April 2023, and filed an appeal to the first-level judicial court in November 2023.

In connection with the tax assessments related to the periods of 2015 and 2016, additional tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. In 2021, Ambev received unfavorable decisions from the first-level administrative court in two of these assessments with respect to the 2015 and 2016 isolated fine cases, and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In 2022, Ambev received an unfavorable decision from the first-level administrative court in the second assessment related to the 2016 isolated fine case, and filed an appeal in connection therewith which awaits judgment by the Lower Administrative Court. In October 2022, Ambev received a new tax assessment charging such isolated fine related to calendar year 2017. Ambev has filed a defense in this case, which awaits judgment by the first-level administrative court.

The other cases are still awaiting final decisions at both administrative and judicial courts.

In November 2023, Ambev received a new tax assessment charging such isolated fine related to calendar year 2018. Ambev has filed a defense in this case, which awaits judgment by the first-level administrative court.

The updated assessed amount related to this uncertain tax position as of 31 December 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$14.3 billion (USD 2.9 billion).

Ambev has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2023). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed.

In addition, isolated fines were imposed on Ambev due to the non-recognition of tax offsets and Ambev filed defenses. In March 2023, the STF ruled that the imposition of isolated fines due to the non-recognition of tax offsets is unconstitutional. As a result of this decision, Ambev reclassified the amounts related to the tax offsets cases as remote.

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from the RBF relating to the offset of tax losses carried forward in the context of business combinations.

In February 2016, the Upper Administrative Court ruled unfavorably to Ambev in two of these cases, following which Ambev filed judicial proceedings. In September 2016, Ambev received a favorable first-level decision in one of the judicial claims which was confirmed by the second-level judicial court in December 2022. The RBF filed a Special Appeal, which is pending judgment by the Superior Court of Justice (“STJ”). In the second case, Ambev received an unfavorable first-level decision in March 2017 and filed an appeal, which is awaiting judgment by the second-level judicial court.

In a third case, Ambev received an unfavorable decision from the Lower Administrative Court in June 2019. Ambev filed an appeal to the Upper Administrative Court, which was unfavorably decided against Ambev by a casting vote in February 2023. Due to the outcome of the judgment and considering the reductions provided for in Law No. 14,689/2023, Ambev opted to pay the assessment in December 2023, with the corresponding reductions.

The updated assessed amount related to this uncertain tax position as of 31 December 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$0.2 billion (USD 0.1 billion). Ambev has not recorded any provisions for this matter based on the probability of loss.

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

In March 2019, Arosuco received a new tax assessment regarding the same subject matter and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Administrative Council for Tax Appeals (“CARF”).

The updated assessed amount related to this uncertain tax position as of 31 December 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$0.6 billion (USD 0.1 billion). Arosuco has not recorded any provisions for this matter based on the probability of loss.

In February 2024, Arosuco received a unanimous favorable decision from CARF. Arosuco awaits formal notification of this decision to assess any potential impacts on the probability of loss and take any additional necessary actions.

Deductibility of IOC Expenses

In 2013, as approved by its shareholders meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a company with a single class of shares, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

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

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. Ambev filed a defense against this new tax assessment in January 2021. In June 2021, Ambev received a partially favorable decision and filed an appeal to the Lower Administrative Court, which also awaits judgment. Similar to the first tax assessment, the favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

In December 2022, Ambev received a new tax assessment related to the deduction of the IOC in 2017. Ambev filed a defense against this new tax assessment in January 2023. In September 2023, Ambev received a partially favorable decision at the first-level administrative court and filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision. The favorable portion of the decision is subject to mandatory review by the Lower Administrative Court.

In November 2023, Ambev received a new tax assessment related to the deduction of the IOC in the periods 2018 to 2021. Ambev has filed a defense against this new tax assessment, which is pending decision by the first-level administrative court.

The updated assessed amount related to this uncertain tax position as of 31 December 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$27.4 billion (USD 5.7 billion). Ambev has not recorded any provisions for this matter based on the probability of loss.

The uncertain tax position, as per IFRIC 23, continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2022-2023) and deducted such amounts from its corporate income taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.

In December 2023, Law No. 14,789/2023 (introduced in August 2023 as Provisional Measure No. 1,185), was enacted in Brazil, which changed the calculation basis for interest on equity effective as of January 1, 2024. As a result, the uncertain tax treatment, as per IFRIC 23, is limited only to corporate income taxes calculated in accordance with rules and regulations in place prior to the enactment of Law No. 14,789/2023.

Labor Matters

Ambev is involved in more than 21,000 labor claims. Most of the labor claims facing Ambev relate to its Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of 31 December 2023, Ambev has made provisions totaling R$150 million (USD 31 million) in connection with the above labor claims involving former, current and outsourced employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

In connection with these labor matters, Ambev is also involved in claims regarding the social security charges on payroll. Ambev management estimates the possible losses related to these claims to be approximately R$265 million (USD 55 million) as of 31 December 2023. Ambev has recorded provisions of R$98 million (USD 20 million) for proceedings where it considers the chance of loss to be probable.

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

On 12 March 2021, Sider entered into a settlement with those foreign employees, paying them compensation for (i) severance pay and (ii) moral damages. However, after the settlement, 19 other foreign employees, as well as additional former employees of Sider, filed individual labor lawsuits against Sider, Ambev and the third-party competitor, at the end of 2022, claiming, among other things, moral damages for the same alleged labor violations. The plaintiffs in these lawsuits have alleged secondary liability in respect of Ambev.

In addition, the Brazilian Ministry of Labor (the “Ministry of Labor”) issued infraction notices against Sider, Ambev and the third-party competitor. These infraction notices were confirmed by the administrative authority in 2024 and, as a result, Ambev no longer has any means to appeal or dispute these infractions at an administrative level. Notwithstanding, Ambev continues to dispute any involvement in the alleged facts underlying these labor claims and, to this end, Ambev is seeking judicial relief to declare the administrative acts void. Additionally, Ambev sought injunctive relief in order to suspend Ambev’s inclusion in the Brazilian register of employers (Cadastro de Empregadores) that have subjected workers to poor working conditions (“Register of Employers”), under the terms of Brazilian Interministerial Ordinance MTPS/MMIRDH No. 4/2016. The injunction requested by Ambev was granted by the court in February 2024 and, as a result, the collection of fines in the amount of approximately R$50,000 (plus any interest and monetary adjustments) as well as the inclusion of Ambev in the Register of Employers is currently suspended. The injunction may be subject to appeal by the Ministry of Labor. Ambev’s inclusion in the Register of Employers may result in several adverse consequences, including, among others (i) reputational harm, (ii) restrictions on Ambev’s ability to obtain financing through state-owned banks’ credit lines and (iii) potential adverse risk assessments by private banks and other parties, which could, among other effects, negatively affect Ambev’s ability to access financing in the future. As of 31 December 2023, Ambev did not record any provisions in connection with these infraction notices.

In addition, the Brazilian Public Labor Prosecutor’s Office (the “Public Labor Prosecutor’s Office”) has opened a civil investigation to assess the underlying facts and the role of each of the three companies in the event. In April 2022, Ambev and the Public Labor Prosecutor’s Office entered into a Conduct Adjustment Agreement, without acknowledgment of guilt. Ambev agreed to pay damages amounting to R$0.5 million (USD 0.1 million) and committed to a 3-year plan to oversee conditions of its logistics operators.

Civil Matters

As of 31 December 2023, Ambev was involved in more than 3,700 civil claims pending, including third-party distributors and product-related claims. Ambev has established provisions totaling R$325 million (USD 67 million) reflecting applicable adjustments, such as accrued interest, as of 31 December 2023 in connection with civil claims.

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

Although the warrants expired without being exercised, the warrant holders claimed that the strike price should be reduced to take into account the strike price of certain stock options granted by Ambev under its then-existing stock ownership program, as well as for the strike price of other warrants issued in 1993 by Brahma.

Ambev has knowledge of at least seven claims in which the plaintiffs argued that they would be entitled to those rights. The holders of these warrants claimed they should receive the dividends relative to these shares since 2003, approximately R$1.2 billion (USD 0.2 billion) in addition to legal fees. Among the seven cases related to this topic, one was settled in previous years. Five cases have been finally resolved favorably to Ambev, with three of these cases decided in the second quarter of 2023. The last case was ruled favorably to Ambev by the Superior Court of Justice and the decision became final in September 2023. With the closure of the last case, this litigation has ended completely in favor of Ambev. No provisions have been made in connection with this litigation.

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

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 0.5 billion), therefore doubling the initial amount involved. The court has admitted the association as joint plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the lower court judge, who denied all claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office has appealed to the Federal Court, which decided for the annulment of the lower court decision, based on the understanding that more evidence should have been produced before the case’s dismissal. Ambev filed a motion for clarification against such decision, which was rejected and the decision became final. The case has now returned to the lower court for a new trial, which is pending since September 2021. Ambev believes that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim.

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

Proposed class action in Quebec

Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

Tanzania Breweries Limited

Tanzania Breweries Limited (“TBL”), our subsidiary in Tanzania, received a tax assessment for TSh 850 billion (USD 0.3 billion) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board. TBL believes that the assessment is without merit and will vigorously defend against the assessment. In accordance with IFIRC 23, no related provision has been made.

The South African Breweries (Pty) Ltd.

The South African Revenue Service (“SARS”) conducted an audit of our South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA. The assessment claims that SAB owes ZAR 6.4 billion (USD 0.3 billion) in taxes plus penalties and interest, which as at the time of assessment totals ZAR 17.7 billion (USD 1 billion). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA has notified SAB that CCBA has received an assessment from SARS for ZAR 8.9 billion (USD 0.5 billion). Both of these assessments are contested and we are engaging with SARS, but SAB may be required to secure or pre-pay some or all of the amounts assessed, pending the outcome of the challenge and any appeal(s). In accordance with IFRIC 23, no related provision for these matters has been made based on the probability of loss.

Dividend Policy

Our current dividend policy is to declare a dividend representing in aggregate at least 25% of our consolidated profit attributable to our equity holders, excluding exceptional items, such as restructuring charges, gains or losses on business disposals and impairment charges, subject to applicable legal provisions relating to distributable profit. On 28 February 2024, our Board proposed a full year 2023 dividend of EUR 0.82 per share, subject to shareholder approval at our annual general meeting on 24 April 2024. In line with our financial discipline and deleveraging objectives, the recommended dividend balances our capital allocation priorities and dividend policy while returning cash to shareholders.

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

Each of our shares is entitled to one vote except for shares owned by us, or by any of our direct subsidiaries, the voting rights of which are suspended. Shares held by our main shareholders do not entitle such shareholders to different voting rights. Our Restricted Shares are unlisted and not admitted to trading on any stock exchange. Since 11 October 2021, the Restricted Shares are convertible at the election of the holder into new Ordinary Shares on a one-for-one basis and they rank equally with the Ordinary Shares with respect to dividends and voting rights. As of 31 December 2023, of the 326 million Restricted Shares issued at the time of the combination with SAB, 43,955,107 Restricted Shares have been converted into new Ordinary Shares.

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

Euronext is the leading pan-European market infrastructure, connecting European economies to global capital markets, to accelerate innovation and sustainable growth. It operates regulated exchanges in Belgium, France, Ireland, Italy, the Netherlands, Norway and Portugal. With close to 1,900 listed equity issuers and around €6.6 trillion in market capitalisation as of end December 2023, it has an unmatched blue chip franchise and a strong diverse domestic and international client base.

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

A copy of our articles of association dated 2 January 2024 has been filed as Exhibit 1.1 to this Form 20-F.

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

Amendments to Articles of Association

At our annual shareholders’ meeting held on 26 April 2023, our shareholders approved amendments to our Articles of Association to revise the Board composition rules and made corresponding changes to the Board composition. Our shareholders approved an increase in the number of independent directors on the Board from three to four independent directors, and a decrease in the number of directors appointed upon proposal of the Stichting from nine to eight directors. On 2 January 2024, our Articles of Association were amended to update the number of Restricted Shares that remained outstanding as of 31 December 2023.

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

Form and Transferability of Our Shares

Our share capital is represented by 2,019,241,973 shares. There are two classes of shares: all shares are Ordinary Shares, except for the Restricted Shares which were issued as part of the combination with SAB. Since 11 October 2021, the Restricted Shares are convertible at the election of their holders into new Ordinary Shares on a one-for-one basis. Following conversion requests made until 31 December 2023, as of 1 January 2024, 282,044,710 Restricted Shares remain outstanding, compared to 1,737,197,263 Ordinary Shares outstanding on such date, representing 13.97% and 86.03% of the share capital of the Company, respectively.

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

The convening notice to the upcoming annual shareholders’ meeting to be held on 24 April 2024 will be published on 22 March 2024 and will contain further information on the format of the meeting and modalities for participation.

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

Appointment of Directors

Under our articles of association, the directors are appointed as follows:

•	four independent directors will be appointed by our shareholders’ meeting upon proposal by our board of directors;

•

so long as the Stichting and/or any of its affiliates, any of their respective successors and/or successors’ affiliates own, in aggregate, more than 30% of the shares with voting rights in our share capital, eight directors will be appointed by our shareholders’ meeting upon proposal by the Stichting (and/or any of its affiliates, any of their respective successors and/or successors’ affiliates); and

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

The Tax Matters Agreement is filed as Exhibit 4.17 to this Form 20-F.

Registration Rights Agreement

On 10 October 2016, we entered into a registration rights agreement (the “Registration Rights Agreement”) with Altria and BEVCO, pursuant to which we are required to, in certain circumstances, register for resale under the Securities Act all registrable shares held by Restricted Shareholders (which as of 31 December 2023, represent approximately 14.2% of our outstanding shares (excluding treasury shares)) any time after 10 October 2021, the fifth anniversary of the completion of the combination with SAB, at which point, the Restricted Shares became eligible for conversion into Ordinary Shares at the option of the Restricted Shareholder. We are also required to file with the SEC a shelf registration statement relating to such registrable shares pursuant to Rule 415 under the Securities Act at the request of Restricted Shareholders holding, in aggregate, at least the lesser of USD 2.5 billion of our equity securities by market value and 1.5% of our outstanding share capital. We will be responsible for bearing the costs and expenses of each such registration.

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

The consent decree will expire on 20 July 2026 (ten years after the U.S. Department of Justice filed its complaint); however, the consent decree may now be terminated upon notice by the U.S. Department of Justice to the court that continuation of the consent decree is no longer necessary or in the public interest. Our compliance with the consent decree is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. The terms of the consent decree are reflected in the modified final judgment which is filed as Exhibit 4.20 to this Form 20-F.

Sustainability Linked Revolving Credit Facility

On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainability Linked Revolving Credit Facility, which replaced our existing USD 9.0 billion revolving facility. The SLL Revolving Facility has an initial five-year term, which may be extended by an additional two years. Effective as of 17 March 2022, we exercised the first of our two options to extend the maturity of the facility until February 2027. Subsequently, with effect from 8 September 2023, we exercised the second of our two options to further extend the maturity of the facility until February 2028 with total commitments of USD 9.75 billion for the period from February 2027 to February 2028. The facility incorporates a pricing mechanism that incentivizes improvement in the following four key performance areas that are aligned with and contribute to our 2025 Sustainability Goals:

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

Dividends paid or attributed to non-resident individuals who do not use our shares or ADSs in the exercise of a professional activity may be exempt from non-resident individual income tax up to the amount of 800 EUR (for income year 2023). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares or ADSs, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 800 (for income year 2023) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on 31 December of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 800 (for income year 2023) is reached (and hence not only the amount of dividends paid or attributed on our shares or ADSs). A withholding tax exemption will apply on dividends paid by us to a company that is a resident of the United States, provided that: (i) the U.S. company beneficially owns the dividends and is subject to U.S. corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary U.S. corporate income tax regime, (ii) the U.S. company has a legal form similar to the ones listed in the Annex to the European Union Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU) (“EU Parent-Subsidiary Directive”), as amended from time to time; (iii) the

U.S. company owns, on the date the dividend is payable or attributable, a participation representing less than 10% of our capital but with an acquisition value of at least EUR 2,500,000; (iv) the U.S. company holds our shares or ADSs in full legal ownership for an uninterrupted period of at least one year; and (v) the U.S. company submits an affidavit to us or our paying agent (see below). The withholding tax exemption only applies to the extent that the withholding tax, which would be due in the absence of said exemption, is in principle not creditable or refundable in the hands of the U.S. resident company. Shareholders should consult their own advisers regarding the availability of the withholding tax exemption in light of their particular circumstances, including the effect of any state, local or national laws or interpretations thereof. Furthermore, this exemption cannot be applied in cases of tax abuse (i.e. where the taxpayer, through a (series of) legal act(s) has placed itself within the scope of this withholding tax relief regime, contrary to the objectives of the relevant statutory provision and with the decisive or exclusive intention to obtain this tax benefit). The presence of tax abuse can be rebutted by the taxpayer if sufficient genuine economic (non-tax) motives can be shown for the (series of) legal acts.

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

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to a U.S. pension fund which satisfies the following conditions: (i) it is a legal entity with separate legal personality and fiscal residence in the United States; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in the United States; and (v) provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the shares or ADSs, nor obligated to pay a manufactured dividend with respect to the shares or ADSs under a securities borrowing transaction. The exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements for which the Belgian tax administration has proven that this arrangement or this series of arrangements is not genuine and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the EU Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that it is not put into place for valid commercial reasons which reflect economic reality. There is a rebuttable presumption that dividends are deemed to be connected to an artificial transaction if the shares have not been held by the pension fund in full legal ownership for an uninterrupted period of at least 60 days within 15 days from the date of the attribution or payment of the income. The exemption will only apply if the U.S. pension fund provides a certificate confirming that it is the full legal owner of the shares or ADSs and that the above conditions are satisfied. The organization must then forward that certificate to us or our paying agent.

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

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the Centre Étrangers – Team 6, 50 box 3429 Boulevard du Jardin Botanique, 1000 Brussels, Belgium. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut., accompanied by a duly stamped and signed form 6166, no later than ten days after the date on which the dividend becomes payable. U.S. holders should consult their own tax advisers as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

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

The law of 11 February 2021 introduced anti-abuse provisions retroactively applying as from October 30, 2020: a rebuttable general anti-abuse provision and two irrebuttable specific anti-abuse provisions. The latter covered the splitting of a securities account into multiple securities accounts held at the same intermediary and the conversion of taxable financial instruments held in a securities account, into registered financial instruments.

Several annulment procedures were initiated before the Constitutional Court. On 27 October 2022, the Constitutional Court decided that the annual tax on securities accounts is compatible with the principles of equality and non-discrimination but annulled the two specific irrebuttable anti-abuse provisions mentioned above (i.e. splitting of securities account and the conversion) and the retroactive effect of the rebuttable general anti-abuse provision (i.e. regarding the period prior to the entry into force of the law, i.e. from 30 October 2020 to 26 February 2021).

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The tax on stock exchange transactions is not due upon the issuance of the New Shares (primary market transactions). The applicable rate amounts to 0.35% of the consideration paid, but with a cap of EUR 1,600 (USD 1,729) per transaction and per party. Such tax is separately due by each party to the transaction, and each of those is collected by the professional intermediary.

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

The tax treatment of your shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or “PFIC,” for United States federal income tax purposes. Except as discussed below under “PFIC Rules,” this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

Taxation of Distributions

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold our shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, either (i) the shares or ADSs are readily tradable on an established securities market in the United States or (ii) we are eligible for the benefits of the Treaty. Our ADSs are listed on the New York Stock Exchange and we therefore expect that dividends on the ADSs will be qualified dividend income. However, it is unclear whether dividends on shares not represented by ADSs would be qualified dividend income on that basis. In any case, dividends on the shares and ADSs would be qualified dividend income if we are eligible for the benefits of the Treaty.

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

Subject to certain limitations, the Belgian tax withheld in accordance with the Treaty and paid over to Belgium will be generally creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under Belgian law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability.

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

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 2 January 2024 has been filed as Exhibit 1.1 to this Form 20-F, and is also available on our website under https://www.ab-inbev.com/investors/corporate-governance.html.

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

Please refer to note 27 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

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

As of 31 December 2023, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2024 for the most important currency pairs such as USD/Brazilian real, USD/Mexican peso and USD/Colombian peso. Some exposures in certain countries had been either mostly or partially covered due to the fact that hedging can be limited in such countries as the local foreign exchange market prevents us from hedging at a reasonable cost. Open positions can also be the result of our risk management policy.

We use a sensitivity analysis to estimate the impact in our consolidated income statement and other comprehensive income of a strengthening or a weakening of the U.S. dollar against the other group currencies. In case the open positions remain unchanged and with all other variables held constant, a 10% strengthening or weakening of the closing rate of the U.S. dollar against other currencies could lead to an estimated decrease/increase of the consolidated profit before tax of approximately USD 98 million over the next 12 months. Applying a similar sensitivity on the total derivatives positions could lead to a negative/positive pre-tax impact on equity reserves of USD 504 million. The results of the sensitivity analysis should not be considered as projections of likely future events, as the gains or losses from exchange rates in the future may differ due to developments in the global financial markets.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 27 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 for details of the above sensitivity analysis, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2023, after certain hedging and fair value adjustments, USD 2.5 billion, or 3.2%, of our interest-bearing financial liabilities (which include bonds, loans, lease liabilities and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed a sensitivity analysis in relation to our exposure to interest rates for the floating rate debt after hedging, assuming the amount of liability outstanding at reporting date was outstanding for the whole year (see note 27 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023). The company estimates that an increase or decrease of 100 basis points represents a reasonably possible change in applicable interest rates. Accordingly, if interest rates had been higher/lower by 100 basis points, with all other variables held constant, the interest expense would have been USD 26 million higher/lower. This impact would have been more than offset by USD 96 million higher/lower interest income on interest-bearing financial assets. Additionally, the pre-tax impact on equity reserves from the market value of hedging instruments would not have been significant.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 27 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 for details of the above sensitivity analysis, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

Commodity Price Risk

We have significant exposures to various commodities, including, but not limited to, aluminum, energy, corn, wheat, plastic, rice and sugar. The commodity markets have experienced and are expected to continue to experience price fluctuations. We therefore use both fixed-price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility.

As of 31 December 2023, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value
	<1 year	1-5 years	>5 years	Total
Commodities
Aluminum swaps	1,780	—	—	1,780	15
Other commodity derivatives	913	25	—	938	(29)

Note:

(1)	These hedges are designated in a cash flow hedge accounting relationship in accordance with IFRS 9.

See note 27 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 for a fuller quantitative and qualitative discussion on the commodity risks that we are subject to, and our policies with respect to managing those risks.

Equity Price Risk

We enter into equity swap derivatives to hedge the price risk on our shares in connection with our share-based payment programs. Furthermore, we hedge our exposure arising from shares issued in connection with the Modelo and SAB combinations (see also notes 11 and 27 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023). These derivative instruments do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss account..

As of 31 December 2023, an exposure for an equivalent of 100.5 million of our shares was hedged, resulting in a total loss of USD 325 million recognized in the profit or loss account for the period in exceptional net finance income/(cost).

The sensitivity analysis on the equity swap derivatives, calculated based on a 18% reasonably possible volatility of our share price, and with all the other variables held constant, would show USD 1,181 million positive/negative impact on our 2023 profit before tax. The sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2023.

Other Risks

See note 27 to our audited consolidated financial statements as of 31 December 2023 and 2022, and for the three years ended 31 December 2023 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

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

Fees Payable by the Depositary

For the year ended 31 December 2023, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties, in connection with the ADS program for a total sum of USD 9,154,325.86.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses(1)	9,154,325.86

Total	9,154,325.86

Note:

(1)	This includes both direct payments to AB InBev as well as The Bank of New York Mellon invoices that have been offset with revenue sharing balance.

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2023.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Standard out-of-pocket maintenance costs	127,068.39

Total	127,068.39

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2023. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2023, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2023 was effective.

The effectiveness of internal control over financial reporting as of 31 December 2023 has been audited by PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL, our independent registered public accounting firm, as represented by Koen Hens. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

Changes in Internal Control over Financial Reporting

During the period covered by this Form 20-F, there were no changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL acted as our independent auditor for the fiscal years ended 31 December 2023 and 31 December 2022. The table below sets forth the total amount billed to us by PwC for services performed in 2023 and 2022, respectively, and breaks down these amounts by category of service:

	2023	2022
	(USD thousand)
Audit Fees	18,649	16,584
Audit-Related Fees	495	393
Tax Fees	6,329	3,185
Total	25,473	20,163

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

Tax Fees

In 2023 and 2022, the majority of our tax fees related to advisory services.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

The advance approval of the Chair of the Audit Committee is required for all audit and non-audit services provided by our auditors and was obtained for all such services provided in 2022 and 2023.

Our auditors and management report, on a quarterly basis, to the Audit Committee regarding the extent of the services provided and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

On 31 October 2023, pursuant to the powers granted at the shareholders’ meeting on 28 April 2021, our Board of Directors approved a share buyback program pursuant to which we may repurchase up to USD 1 billion of our outstanding ordinary shares. This authorization is valid for a period of 12 months through 31 October 2024. The precise timing of the repurchase of shares pursuant to the program will depend on a variety of factors including market conditions. Our current intention is to hold the shares acquired as treasury shares to fulfil future share delivery commitments under the stock ownership plans. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans.” The following table sets forth certain information related to purchases made by the AB InBev Group of our shares:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum approximate dollar value of shares that may yet be purchased under the plans or programs
	(number of shares)	(EUR)	(number of shares)	(USD million)
1 January 2023 – 31 January 2023	—	—	—	—
1 February 2023 – 28 February 2023	—	—	—	—
1 March 2023 – 31 March 2023	—	—	—	—
1 April 2023 – 30 April 2023	—	—	—	—
1 May 2023 – 31 May 2023	—	—	—	—
1 June 2023 – 30 June 2023	—	—	—	—
1 July 2023 – 31 July 2023	—	—	—	—
1 August 2023 – 31 August 2023	—	—	—	—
1 September 2023 – 30 September 2023	—	—	—	—
1 October 2023 – 31 October 2023	—	—	—	—
1 November 2023 – 30 November 2023(2)	3,870,839	56.8142	3,870,839	760,847,943
1 December 2023 – 31 December 2023(2)	2,238,105	58.1211	2,238,105	618,950,372

Total	6,108,944	57.2930	6,108,944	618,950,372

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

(2)

All shares repurchased during the period were repurchased in open-market transactions as part of the 12-month share buyback program publicly announced on 31 October 2023, pursuant to which we may repurchase up to USD 1 billion of our outstanding ordinary shares.

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

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need to be independent. As of 31 December 2023, our Board of Directors comprised four independent directors and eleven directors deemed not to be “independent” under the NYSE listing standards as a result of Belgian law independence determinations, none of which serve as part of our management. Of these eleven directors, eight are considered non-independent solely because they serve as directors of our controlling shareholder, the Stichting, and three are considered non-independent because of their relationships with Altria and BEVCO, the two largest holders of Restricted Shares.

The NYSE rules further require that the audit, nominating and compensation committees of a listed U.S. company be composed entirely of independent directors, including that there be a minimum of three members on the audit committee. The Code recommends that a majority of the members of the Nomination Committee meet the technical requirements for independence under Belgian corporate law. The Belgian Companies Code requires that at least one member of the Audit Committee meet the technical requirements for independence under Belgian corporate law, but our Corporate Governance Charter requires the majority of the members of the Audit Committee to meet such requirements. The Belgian Companies Code also requires that a majority of the members of the Remuneration Committee meet the technical requirements for independence under Belgian corporate law. As of 1 January 2024, all four voting members of our Audit Committee are independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934. However, one of the four directors on our Audit Committee, five of the six directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As the Audit Committee, Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

We consider that the terms of reference of our board committees are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our processes for assessing, identifying and managing material risks from cybersecurity threats are integrated into our risk management system. We use a variety of tools and processes to collect relevant data and identify, monitor, assess and manage material cybersecurity risks. We invest in cybersecurity defense solutions, including (but not limited to) prevention, detection and response tools and processes. We also have a dedicated global security operations center team, including specially trained personnel (the “Security Operations Team”) led by our Global Security Operations Center Director, that is responsible for front-line cybersecurity risk detection and management with the assistance of our critical infrastructure management team. The Security Operations Team engages in ongoing monitoring and testing of our systems and defenses with respect to cybersecurity threats.

We engage independent third parties on a periodic basis to assess our cybersecurity capabilities under the National Institute of Standards and Technology (“NIST”) framework. The results of these assessments are shared with the Board of Directors, including the Audit Committee. We also engage third parties to conduct periodic penetration testing, and to provide technical assistance if needed in connection with our response to a cybersecurity incident.

We provide cybersecurity awareness trainings to our employees which are designed to provide guidance for identifying and reporting cybersecurity risks and promote familiarity with our cybersecurity policies, and we require employees in certain roles to complete additional role-based, specialized cybersecurity trainings. We also leverage internal communications to promote awareness and conduct phishing exercises and provide training to employees.

We adopted and implemented an incident response plan, which provides a structured approach for managing, escalating and remediating cybersecurity incidents, as further described below under “Cybersecurity Governance.” There is a business continuity plan in place that covers critical infrastructure. We also have in place a global information security policy and supporting policies and standards covering key risk domains such as asset management, asset control, network security, incident management, third-party risk management and internet and technology use. The company reviews these plans periodically and updates them as needed.

Cybersecurity is also an important part of our Third-Party Risk Management Program. Through this program, the company seeks to identify, assess and manage risks, including cybersecurity risks, associated with our external service providers. We take a risk-based approach to conducting due diligence in the vendor onboarding process, and we seek to leverage the use of contractual terms to further mitigate risk. We also assess aspects of our vendors’ cybersecurity posture in certain circumstances.

To date, we have not identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company or our business strategy, results of operations or financial condition. See “Risk Factors—Cybersecurity incidents and other disruptions to our information and operational technology systems, or in our supply chain, could damage our reputation and we could suffer a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny” for further information about data protection and cybersecurity risks.

Cybersecurity Governance

Our management plays an active role in assessing and managing material risks from cybersecurity threats. Our Global Director of Cybersecurity and our Global Vice President of Technology Operations and Data lead efforts to identify, analyze and manage cybersecurity threats and incidents, leveraging their experience and qualifications. Our Global Director of Cybersecurity has over 25 years of experience in cybersecurity in the military and private sectors. During his tenure in the U.S. Air Force, he served tours of duty at the U.S. Cyber Command and the National Security Agency in intelligence and investigations roles. He later worked as a senior counterintelligence official at the Office of the Director of National Intelligence. In the private sector, he helped build the cyber threat intelligence capabilities of Fortune 100 companies. He joined the company in 2017 and was promoted to his current role in 2020. He holds an Associate of Applied Science degree in Communications Technology, a Bachelor of Arts degree in Russian, and a Master of Arts degree in National Security Affairs from the U.S. Naval Postgraduate School. Our Global Vice President of Technology Operations and Data has over 35 years of experience in information technology and cybersecurity. He joined the company in 2005 and was promoted to his current role in 2021, which merges Technology and Data into one role focusing on the core digital capabilities that support our business transformations. He holds a Bachelor of Science degree in Chemical Engineering, a postgraduate degree in Marketing and an MBA degree from the Business School São Paulo, among other degrees.

The Global Director of Cybersecurity and the Global Vice President of Technology Operations and Data are supported by a team of professionals, including both legal experts and technical professionals who are well-versed in the detection, assessment and mitigation of cybersecurity incidents and events and whose job function is dedicated, in whole or in part, to cybersecurity risk management.

We have also established a cross-functional Cybersecurity Disclosure Committee, co-chaired by our Global Vice President of Technology Operations and Data and a Global Legal Director, to coordinate and align on effective cybersecurity governance, assessment and reporting. The Cybersecurity Disclosure Committee also includes the Global Director of Cybersecurity and other internal technical and legal experts. The Cybersecurity Disclosure Committee assesses information on certain cybersecurity incidents including, among other things, to assist in making determinations of potential materiality and disclosure for reporting purposes.

Our Board of Directors, together with the Executive Committee, oversees the company’s internal control and overall risk management system. Without prejudice to the responsibilities of the board as a whole and as part of its oversight of the Company’s risk management system, the Audit Committee oversees cybersecurity risk management, reviews the process by which management assesses, manages and mitigates the company’s exposure to cybersecurity risks. The Global Director of Cybersecurity and the Global Vice President of Technology Operations and Data report periodically to members of the Executive Committee and the Audit Committee. In addition, the Global Vice President of Technology Operations and Data reports annually to the entire Board of Directors on cybersecurity.

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

ITEM 19.	EXHIBITS

1.1*	Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 2 January 2024 (English-language translation) (incorporated by reference to Exhibit 99.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 8 March 2024).

2.1*	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by AB InBev on 3 December 2009).

2.2*	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by AB InBev on 3 December 2009).

2.3*	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by AB InBev on 13 April 2011).

2.4*	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by AB InBev on 7 October 2011).

2.5*	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by AB InBev on 21 December 2012).

2.6*	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.5 to Form 20-F filed by AB InBev on 25 March 2013).

2.7*	Indenture, dated as of 25 January 2016, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.7 to Form 20-F filed by AB InBev on 14 March 2016).

2.8*	Indenture, dated as of 16 December 2016, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser- Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.8 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 22 March 2017).

2.9*	Indenture, dated as of 15 May 2017, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 15 May 2017).

2.10*	Indenture, dated as of 4 April 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 4 April 2018).

2.11*	Amended and Restated Deposit Agreement, by and among Anheuser-Busch InBev SA/NV and The Bank of New York Mellon, as Depositary and Owners and Holders of American Depositary Shares, dated as of 23 March 2018 (incorporated by reference to Exhibit 4.2 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 14 September 2018).

2.12*	Indenture, dated as of 13 November 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser Busch Companies, LLC, Anheuser- Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A. and Cobrew NV/SA and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 14 November 2018).

2.13*	Seventh Supplemental Indenture, dated as of 23 January 2019, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 23 January 2019).

2.14*	Thirteenth Supplemental Indenture, dated as of 3 April 2020, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 3 April 2020).

2.15	Description of Securities registered under Section 12 of the Exchange Act.

3.1*	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL (now Fonds Baillet Latour SC) and Fonds Voorzitter Verhelst SPRL (now Fonds Voorzitter Verhelst SC), effective 1 November 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by AB InBev on 9 March 2016).

3.2*	Amended and Restated Shareholders’ Agreement, dated 27 April 2023, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.2 to Schedule 13D filed by AB InBev on 27 April 2023).

3.3*	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated 8 October 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser-Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on 2 November 2016).

4.1*	Amendment and Restatement Agreement dated 28 August 2015, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.4 to Form 20-F filed by AB InBev on 14 March 2016).

4.2*	Letter of Amendment dated 26 October 2017, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.5 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 19 March 2018).

4.3*	Amendment and Restatement Agreement dated 16 February 2021, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.3 to Form 20-F filed by AB InBev on 19 March 2021).††

4.4*	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by AB InBev on 4 February 2011).

4.5*	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by AB InBev on 4 February 2011).

4.6*	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.7*	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.8*	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.9*	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-169272) filed on 8 September 2010).

4.10*	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.11*	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.12*	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.13*	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.14*	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.15*	2020 Dream Incentive Plan (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.16*	Final Judgment of the United States District Court for the District of Columbia, entered into on 21 October 2013, outlining the Grupo Modelo settlement (incorporated by reference to Exhibit 4.18 to Form 20-F filed by AB InBev on 25 March 2014).

4.17*	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 99.5 to AB InBev’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.18*	Information Rights Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 4.26 to Form 20-F filed by AB InBev on 22 March 2017).

4.19*	Registration Rights Agreement, dated as of 10 October 2016, among Anheuser-Busch InBev SA/NV and the Holders as defined therein (incorporated by reference to Exhibit 4.27 to Form 20-F filed by AB InBev on 22 March 2016).

4.20*	Modified Judgment of the United States District Court for the District of Columbia, dated as of 22 October 2018, relating to the combination with SAB (incorporated by reference to Exhibit 4.28 to Form 20-F filed by AB InBev on 22 March 2019).

4.21*	Gap Long-Term Incentive Plan for SABMiller Employees (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-221808) filed on 29 November 2017).

4.22*	Five-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.23*	Ten-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.24*	Restricted Stock Units Plan for Directors (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-231556) filed on 17 May 2019).

4.25*	Base Restricted Stock Units Plan Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-250930) filed on 24 November 2020).

4.26*	Base Restricted Stock Units Plan Relating to American Depositary Shares of AB InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-250930) filed on 24 November 2020).

4.27*	Base Performance Stock Units Plan Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-268582) filed on 29 November 2022).

4.28*	Base Share-Based Compensation Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-268582) filed on 29 November 2022).

4.29*	Base Share-Based Compensation Relating to American Depositary Shares of AB InBev (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-268582) filed on 29 November 2022).

8.1	List of significant subsidiaries (included in note 34 to our audited consolidated financial statements included in this Form 20-F).

11.1	Anheuser-Busch InBev Code of Dealing, dated as of October 2023.

11.2	Anheuser-Busch InBev Code of Business Conduct, dated as of October 2023.

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL

17	List of Guarantor Subsidiaries.

97	Anheuser-Busch InBev SA/NV Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation from Executive Officers, dated as of 11 October 2023.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema.

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase.

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase.

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase.

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Note:

*	Previously filed.
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

Anheuser-Busch InBev SA/NV (Registrant)

Date: 11 March 2024	By:	/s/ John Blood
	Name:	John Blood
	Title:	Chief Legal and Corporate Affairs Officer and Corporate Secretary

Consolidated financial statements

To the Shareholders and the Board of Directors of Anheuser-Busch InBev SA/NV
Report of Independent Registered Public Accounting Firm
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Anheuser-Busch InBev SA/NV and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated income statements, the consolidated statements of comprehensive income/(loss), the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in

Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control—Integrated Framework
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
Impairment of goodwill and intangible assets with indefinite useful life
As described in Notes 4, 14 and 15 to the consolidated financial statements, the Company has recorded goodwill and intangible assets with indefinite useful life for an amount of $117 043 million and $38 239 million, respectively, as of December 31, 2023. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. Impairment tests are conducted by management, in accordance with IAS 36, in which management applies a discounted cash flow approach based on current acquisition valuation models for its cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for its other cash-generating units. The Company uses a strategic plan based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions. Management’s cash flow projections include significant judgment, estimates and assumptions, related to the weighted average cost of capital, the terminal growth rate and the applied market multiple.

F-2

The principal considerations for our determination that performing procedures relating to the impairment of goodwill and intangible assets with indefinite useful life is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in applying procedures relating to the valuation of the cash-generating units due to the significant amount of judgment by management when developing this estimate, (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures and (iii) the significant audit effort necessary in evaluating the significant assumptions relating to the estimate, related to the weighted average cost of capital, the terminal growth rate and the applied market multiple.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite-lived asset impairment testing, including controls over the valuation of the Company’s cash-generating units. These procedures also included, among others, testing management’s process for developing the fair value estimates; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the models; and, with the assistance of professionals with specialized skill and knowledge, evaluating the significant assumptions used by management, related to the weighted average cost of capital, the terminal growth rate and the applied market multiple. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash-generating unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and (iv) analysis of sensitivities in the Company’s discounted cash flow model.
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
Diegem, Belgium, March 8, 2024
PwC Bedrijfsrevisoren BV / Reviseurs d’Entreprises SRL
Represented by
/s/ Koen Hens
Statutory Auditor
We have served as the Company’s auditor since 2019.

F-4

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per share in US dollar	Notes	2023	2022¹	2021¹

Revenue		59 380	57 786	54 304
Cost of sales		(27 396)	(26 305)	(23 097)
Gross profit		31 984	31 481	31 207

Distribution expenses		(6 277)	(6 389)	(5 889)

Sales and marketing expenses		(7 158)	(6 752)	(7 292)
Administrative expenses		(4 738)	(4 414)	(4 394)
Other operating income/(expenses )	7	778	841	805
Exceptional costs above profit from operations	8	(624)	(251)	(614)
Profit from operations		13 966	14 517	13 824

Finance cost	11	(6 133)	(5 814)	(6 040)
Finance income	11	1 031	1 665	431
Net finance income/(cost)		(5 102)	(4 148)	(5 609)

Share of result of associates	16	295	299	248
Exceptional share of results of associates	8 / 16	(35)	(1 143)	-
Profit before tax		9 124	9 524	8 463

Income tax expense	12	(2 234)	(1 928)	(2 350)
Profit of the period		6 891	7 597	6 114

Profit of the period attributable to:
Equity holders of AB InBev		5 341	5 969	4 670
Non-controlling interest		1 550	1 628	1 444

Basic earnings per share	21	2.65	2.97	2.33
Diluted earnings per share	21	2.60	2.91	2.28
The accompanying notes are an integral part of these consolidated financial statements.

1
As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the exceptional net finance income/(cost). The 2021 and 2022 presentation were amended to conform to the 2023 presentation.

F-
5

Consolidated statement of comprehensive income/(loss)

For the year ended 31 December Million US dollar	Notes	2023	2022	2021

Profit of the period		6 891	7 597	6 114

Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	21	(136)	519	504
		(136)	519	504
Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	21	4 171	(1 298)	(4 681)
Effective portion of changes in fair value of net investment hedges		(242)	(173)	156
Cash flow hedges recognized in equity		(400)	183	1 060
Cash flow hedges reclassified from equity to profit or loss		483	(546)	(920)
		4 012	(1 834)	(4 385)

Other comprehensive income/(loss), net of tax		3 876	(1 315)	(3 881)

Total comprehensive income/(loss)		10 767	6 283	2 233

Attributable to:
Equity holders of AB InBev		9 739	4 994	934
Non-controlling interest		1 028	1 289	1 299
The accompanying notes are an integral part of these consolidated financial statements.

F-
6

Consolidated statement of financial position

Million US dollar	Notes	31 December 2023	31 December 2022
.
ASSETS
Non-current assets
Property, plant and equipment	13	26 818	26 671
Goodwill	14	117 043	113 010
Intangible assets	15	41 286	40 209
Investments in associates	16	4 872	4 656
Investment securities	20	178	175
Deferred tax assets	17	2 935	2 300
Pensions and similar obligations	23	12	11
Income tax receivables		844	883
Derivatives	27	44	60
Trade and other receivables	19	1 941	1 782
Total non-current assets		195 973	189 757

Current assets
Investment securities	20	67	97
Inventories	18	5 583	6 612
Income tax receivables		822	813
Derivatives	27	505	331
Trade and other receivables	19	6 024	5 330
Cash and cash equivalents	20	10 332	9 973
Assets classified as held for sale		34	30
Total current assets		23 367	23 186

Total assets		219 340	212 943

EQUITY AND LIABILITIES
Equity
Issued capital	21	1 736	1 736
Share premium		17 620	17 620
Reserves		20 276	15 218
Retained earnings		42 215	38 823
Equity attributable to equity holders of AB InBev		81 848	73 398

Non-controlling interests	30	10 828	10 880
Total equity		92 676	84 278

Non-current liabilities
Interest-bearing loans and borrowings	22	74 163	78 880
Pensions and similar obligations	23	1 673	1 534
Deferred tax liabilities	17	11 874	11 818
Income tax payables		589	610
Derivatives	27	151	184
Trade and other payables	26	738	859
Provisions	25	320	396
Total non-current liabilities		89 508	94 282

Current liabilities
Bank overdrafts	20	17	83
Interest-bearing loans and borrowings	22	3 987	1 029
Income tax payables		1 583	1 438
Derivatives	27	5 318	5 308
Trade and other payables	26	25 981	26 349
Provisions	25	269	176
Total current liabilities		37 156	34 383

Total equity and liabilities		219 340	212 943
The accompanying notes are an integral part of these consolidated financial statements.

F-
7

Consolidated statement of changes in equity

		Attributable to equity holders of AB InBev

Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2021		1 736	17 620	(4 911)	53 550	(30 841)	30 870	68 024	10 327	78 351
Profit of the period		-	-	-	-	-	4 670	4 670	1 444	6 114
Other comprehensive income/(loss)¹	21	-	-	-	-	(3 736)	-	(3 736)	(145)	(3 881)
Total comprehensive income/(loss)		-	-	-	-	(3 736)	4 670	934	1 299	2 233
Dividends		-	-	-	-	-	(1 139)	(1 139)	(1 112)	(2 251)
Treasury shares		-	-	917	-	-	(836)	81	-	81
Share-based payments	24	-	-	-	451	-	-	451	28	478
Hyperinflation monetary adjustments		-	-	-	-	-	231	231	143	374
Scope and other changes		-	-	-	-	-	86	86	(14)	73
As per 31 December 2021		1 736	17 620	(3 994)	54 001	(34 577)	33 882	68 669	10 671	79 340

		Attributable to equity holders of AB InBev

Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2022		1 736	17 620	(3 994)	54 001	(34 577)	33 882	68 669	10 671	79 340
Profit of the period		-	-	-	-	-	5 969	5 969	1 628	7 597
Other comprehensive income/(loss)	21	-	-	-	-	(976)	-	(976)	(339)	(1 315)
Total comprehensive income/(loss)		-	-	-	-	(976)	5 969	4 994	1 289	6 283
Dividends		-	-	-	-	-	(1 198)	(1 198)	(1 355)	(2 553)
Treasury shares		-	-	289	-	-	(193)	95	-	95
Share-based payments	24	-	-	-	477	-	-	477	20	497
Hyperinflation monetary adjustments		-	-	-	-	-	380	380	236	616
Scope and other changes		-	-	-	-	-	(18)	(18)	19	1
As per 31 December 2022		1 736	17 620	(3 706)	54 477	(35 553)	38 823	73 398	10 880	84 278

		Attributable to equity holders of AB InBev

Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2023		1 736	17 620	(3 706)	54 477	(35 553)	38 823	73 398	10 880	84 278
Profit of the period		-	-	-	-	-	5 341	5 341	1 550	6 891
Other comprehensive income/(loss)	21	-	-	-	-	4 398	-	4 398	(522)	3 876
Total comprehensive income/(loss)		-	-	-	-	4 398	5 341	9 739	1 028	10 767
Dividends		-	-	-	-	-	(1 582)	(1 582)	(1 371)	(2 952)
Treasury shares		-	-	240	-	-	(477)	(237)	-	(237)
Share-based payments	24	-	-	-	418	-	-	418	19	438
Hyperinflation monetary adjustments		-	-	-	-	-	417	417	258	675
Scope and other changes		-	-	-	-	-	(306)	(306)	15	(291)
As per 31 December 2023		1 736	17 620	(3 465)	54 896	(31 155)	42 215	81 848	10 828	92 676
The accompanying notes are an integral part of these consolidated financial statements

F-
8

Consolidated statement of cash flows

For the year ended 31 December Million US dollar	Notes	2023	2022¹	2021¹

.
OPERATING ACTIVITIES
Profit of the period		6 891	7 597	6 114
Depreciation, amortization and impairment	10	5 411	5 078	5 052
Net finance cost/(income)	11	5 102	4 148	5 609
Equity-settled share-based payment expense	24	570	448	510
Income tax expense	12	2 234	1 928	2 350
Other non-cash items		1 125	(102)	(581)
Share of result of associates	16	(260)	844	(248)
Cash flow from operating activities before changes in working capital and use of provisions		21 072	19 941	18 806
Decrease/(increase) in trade and other receivables		(1 147)	(48)	164
Decrease/(increase) in inventories		717	(1 547)	(1 232)
Increase/(decrease) in trade and other payables		(1 110)	1 249	3 527
Pension contributions and use of provisions		(419)	(351)	(375)
Cash generated from operations		19 113	19 244	20 890
Interest paid		(3 877)	(4 133)	(3 987)
Interest received		598	611	200
Dividends received		127	158	106
Income tax paid		(2 696)	(2 582)	(2 410)
Cash flow from/(used in) operating activities		13 265	13 298	14 799
.
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(4 638)	(5 160)	(5 640)
Proceeds from sale of property, plant and equipment and of intangible assets		156	322	142
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	6	9	(70)	(444)
Proceeds from sale/(acquisition) of other assets		119	288	65
Cash flow from/(used in) investing activities		(4 354)	(4 620)	(5 878)
.
FINANCING ACTIVITIES
Proceeds from borrowings	22	202	91	454
Repayments of borrowings	22	(3 098)	(7 265)	(8 965)
Dividends paid		(3 013)	(2 442)	(2 364)
Share buyback	21	(362)	-	-
Payment of lease liabilities		(780)	(610)	(531)
Derivative financial instruments		(841)	61	35
Sale/(acquisition) of non-controlling interests	21	(22)	(20)	-
Other financing cash flows		(682)	(435)	(227)
Cash flow from/(used in) financing activities		(8 596)	(10 620)	(11 598)

Net increase/(decrease) in cash and cash equivalents		315	(1 942)	(2 677)
Cash and cash equivalents less bank overdrafts at beginning of year		9 890	12 043	15 247
Effect of exchange rate fluctuations		109	(211)	(526)
Cash and cash equivalents less bank overdrafts at end of period	20	10 314	9 890	12 043
The accompanying notes are an integral part of these consolidated financial statements.

1
Amended to conform to the 2023 presentation.

F-
9

Notes to the consolidated financial statements

Note
Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Other operating income/(expenses)	7
Exceptional items	8
Payroll and related benefits	9
Additional information on operating expenses by nature	10
Finance cost and income	11
Income taxes	12
Property, plant and equipment	13
Goodwill	14
Intangible assets	15
Investments in associates	16
Deferred tax assets and liabilities	17
Inventories	18
Trade and other receivables	19
Cash and cash equivalents and investment securities	20
Changes in equity and earnings per share	21
Interest-bearing loans and borrowings	22
Pensions and similar obligations	23
Share-based payments	24
Provisions	25
Trade and other payables	26
Risks arising from financial instruments	27
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	28
Contingencies	29
Non-controlling interests	30
Related parties	31
Supplemental guarantor financial information	32
Events after the reporting date	33
AB InBev companies	34

F-10

1. Corporate information
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser
®
, Corona
®
, Stella Artois
®
and Michelob Ultra
®
; multi-country brands Beck’s
®
, Hoegaarden
®
and Leffe
®
; and local champions such as Aguila
®
, Antarctica
®
, Bud Light
®
, Brahma
®
, Cass
®
, Castle
®
, Castle Lite
®
, Cristal
®
, Harbin
®
, Jupiler
®
, Modelo Especial
®
, Quilmes
®
, Victoria
®
, Sedrin
®
and Skol
®
. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the
pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155 000 employees based in nearly
50
countries worldwide. For 2023, AB InBev’s reported revenue was 59.4 billion US dollar (excluding joint ventures and associates).
The consolidated financial statements of the company for the year ended 31 December 2023 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.
The consolidated financial statements were authorized for issue by the Board of Directors on
8
March 2024.
2. Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB) and in conformity with International Financial Reporting Standards as adopted by the European Union (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2023 and did not apply any European carve-outs from IFRS.
3. Summary of significant accounting policies
The accounting policies applied are consistent to all periods presented in these consolidated financial statements by the company and its subsidiary.
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
(B) FUNCTIONAL AND PRESENTATION CURRENCY
Unless otherwise specified, all financial information included in these financial statements has been stated in US dollar, which is the company’s presentation currency, and has been rounded to the nearest million. The functional currency of the parent company is the euro.
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

F-
11

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
A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 33
AB InBev companies
.
(D) SUMMARY OF CHANGES IN ACCOUNTING POLICIES
A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2023 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.
The IASB made amendments to IAS 12
Income taxes
in May 2023 that (a) provide a temporary exception from accounting for deferred taxes arising from legislation enacted to implement the OECD’s Pillar Two model rules, and (b) introduce additional disclosure requirements. The company and its subsidiaries are within the scope of the OECD Pillar Two model rules as Pillar Two legislation was enacted in Belgium, the jurisdiction in which the parent entity is incorporated, and will come into effect from 1 January 2024. The company applied the exception from accounting for deferred taxes arising from legislation enacted and is in the process of assessing the full impact. Based on the preliminary analysis made, the company does not expect the impact to be material.
(E) FOREIGN CURRENCIES
Foreign currency transactions
Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing on the reporting. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction or, for those stated at fair value, at the dates the fair value was determined.
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

F-
12

of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).
Financial Reporting in hyperinflationary economies
In May 2018, the Argentinean peso underwent a severe devaluation, causing Argentina’s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as of 2018, as prescribed by IAS 29
Financial Reporting in Hyperinflationary Economies
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
The 2023 results, restated for purchasing power, were translated at the December 2023 closing rate of 808.737265 Argentinean pesos per US dollar (2022 results - at 177.131872 Argentinean pesos per US dollar).
Exchange rates
The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate

1 US dollar equals:	31 December 2023	31 December 2022	31 December 2021	31 December 2023	31 December 2022	31 December 2021

Argentinean peso	808.737265	177.131872	102.749214	-	-	-
Brazilian real	4.841287	5.217705	5.580497	5.008522	5.164428	5.368651
Canadian dollar	1.325066	1.353834	1.270792	1.351906	1.297354	1.249693
Chinese yuan	7.104880	6.898736	6.352382	7.063811	6.661729	6.456753
Colombian peso	3 818.47	4 807.99	3 977.14	4 284.95	4 211.36	3 741.19
Euro	0.904977	0.937559	0.882924	0.925550	0.951768	0.841767
Mexican peso	16.893354	19.361452	20.583378	17.728805	20.123646	20.339905
Peruvian nuevo sol	3.713000	3.820004	3.976006	3.745164	3.845294	3.877055
Pound sterling	0.786470	0.831548	0.741903	0.804601	0.811905	0.725564
South African rand	18.414052	16.968472	15.947907	18.409380	16.392270	14.873785
South Korean won	1 296.53	1 260.16	1 188.32	1 309.12	1 286.17	1 139.06
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

F-
13

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
10
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

F-1
4

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

F-1
5

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

F-1
6

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
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, AB InBev uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

●	Level 2: inputs are observable either directly (i.e., as prices) or indirectly (i.e., derived from prices).

●	Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data.
If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The company applies fair value measurement to the instruments listed below.

F-1
7

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

F-1
8

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

9

(S)  SHARE-BASED PAYMENTS
Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. The fair value of the share options is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the Restricted Stock Units (“RSUs”) is the share price at grant date. The fair value of the Performance Stock Units (PSUs) with a market condition (relative Total Shareholder Return (“TSR”)) is determined using Monte Carlo simulations. The fair value of the options, RSUs and PSUs granted is expensed over the vesting period based on the expected number of options that will vest. When the options are exercised, equity is increased by the amount of the proceeds received. When the share-based payment programs are vested, they are settled net of tax withholdings.
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
The company has long-term loan agreements with foreign subsidiaries, denominated in foreign currency, the settlement of which is neither planned nor likely to occur in the foreseeable future. In accordance with IAS 21
The Effects of Changes in Foreign Exchange Rates
, the exchange differences on retranslation of these loans are recognized in other comprehensive income in the consolidated financial statements. If the loan becomes planned or likely to be settled in the foreseeable future, the related foreign currency differences are recognized in profit or loss. In the event of partial settlement, only the foreign currency differences corresponding to the settled portion are reclassified to the profit or loss of the period in exceptional finance income/(cost).
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
The company has administrative and judicial discussions with tax authorities related to certain tax treatments adopted when calculating the income tax and social contribution, in particular in Brazil. As required by IFRIC 23, the company assesses each material tax position. When the company assesses that it is probable that the tax authorities will accept the tax

F-
20

treatments adopted, income taxes are calculated and reported consistently with the tax treatment used. The company discloses the potential effect of material uncertainties as a tax-related contingency in Note 29
Contingencies
. When the company concludes that it is not probable that a particular tax treatment is accepted, the company generally uses the most likely amount of the tax treatment when determining the tax provision to be recorded.
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
Specifically, revenue recognition follows the following five-step approach:

●	Identification of the contracts with a customer

●	Identification of the performance obligations in the contracts

●	Determination of the transaction price

●	Allocation of the transaction price to the performance obligations in the contracts

●	Revenue recognition when performance obligations are satisfied
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
Tax credits
From 2020 to 2023, Ambev, our subsidiary in Brazil, recognized tax credits in other operating income after a favorable judicial decision by the Brazilian Supreme Court, which recognized the right to exclude the Value-Added Tax (ICMS) from the taxable

F-
21

basis of the social contribution on gross revenue (PIS and COFINS). The tax credits are reported in other operating income when the conditions in IAS 37 are met and the related interest in finance income.
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
Emission allowances
The company is subject to greenhouse gas emission allowance trading schemes in force in a number of geographies. Acquired emission allowances are recognized at cost in cost of sales. To the extent that it is expected that the number of allowances needed to settle the greenhouse gas emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation.
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

●
Debt instruments at amortized cost:
comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is to collect contractual cash flows. Interest income, foreign exchange gains and losses and any impairment charges for such instruments are recognized in profit or loss.

●
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

F-
22

loss. All other fair value gains and losses are recognized in other comprehensive income. On disposal of these debt securities, any related balance within FVOCI reserve is reclassified to profit or loss.

●
Equity instruments designated at FVOCI, with no recycling of gains or losses to profit or loss on derecognition
: the company designates these investments on an instrument-by-instrument basis as equity securities at FVOCI because they represent investments held for long term strategic purposes. When cost does not provide an appropriate estimate of fair value, investments in unquoted companies are subsequently measured at fair value using discounted cash flow methods. These investments are not subject to impairment testing and upon disposal, the cumulative gain or loss accumulated in other comprehensive income are not reclassified to profit or loss.

●
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
For the different type of hedges in place, the company generally enters into hedge relationships where the critical terms of the hedging instrument match exactly the terms of the hedged item. Therefore, the hedge ratio is typically 1:1. The company performs a qualitative assessment of effectiveness. In circumstances where the terms of the hedged item no longer exactly match the critical terms of the hedging instrument, the company uses a hypothetical derivative method to assess effectiveness. Possible sources of ineffectiveness are changes in the timing of the forecasted transaction, changes in the quantity of the hedged item or changes in the credit risk of either party to the derivative contract.
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

F-
23

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
Offsetting
Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the company has a current legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
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
(AA)  EXCEPTIONAL ITEMS
Exceptional items are those that in management’s judgment need to be disclosed separately by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to exceptional items are principally restructuring activities, impairments, gains or losses on disposal of investments or business activities and the effect of the accelerated repayment of certain debt facilities.
Mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB are reported in exceptional finance income/(cost).
The impact of income tax on the exceptional items is calculated country-by-country and is included in exceptional taxes (Refer to Note 8
Exceptional items
).

F-2
4

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
(CC)  RECENTLY ISSUED IFRS
To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing these consolidated financial statements for the year ended 31 December 2023.
A number of amendments to standards are effective for annual periods beginning after 1 January 2024 and have not been discussed either because of their non-applicability or immateriality to AB InBev’s consolidated financial statements.
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

F-2
5

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the following year are further discussed in the relev ant
notes hereafter.

F-2
6

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
All figures in the tables below are stated in million US dollar, except volume (million hls).

	North America			Middle Americas			South America			EMEA			Asia Pacific

	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021

Volume	90	103	107	149	148	141	162	164	157	90	91	87	93	89	88

Revenue	15 072	16 566	16 257	16 348	14 180	12 541	12 040	11 599	9 494	8 589	8 120	8 032	6 824	6 532	6 848

Profit from operations	3 607	5 220	5 110	6 201	5 219	4 888	2 838	2 620	2 305	1 461	1 478	1 472	1 451	1 431	1 569

Net finance income/(cost)

Share of results of associates

Exceptional share of results of associates

Income tax expense

Profit

Segment assets (non-current)	62 931	63 379	63 722	74 160	66 262	67 516	14 791	14 297	12 917	29 302	30 918	34 098	11 980	12 397	13 453

Gross capex	530	695	868	1 371	1 319	1 307	830	1 001	1 154	906	1 011	1 051	498	496	605

FTE¹	17 950	20 040	19 691	48 069	52 355	51 969	36 267	40 589	40 836	21 011	21 306	22 215	24 992	24 331	26 095

	Global Export and Holding companies			AB InBev Worldwide

	2023	2022	2021	2023	2022	2021

Volume	-	1	2	585	595	582

Revenue	508	790	1 133	59 380	57 786	54 304

Profit from operations	(1 592)	(1 451)	(1 520)	13 966	14 517	13 824

Net finance income/(cost)				(5 102)	(4 148)	(5 609)

Share of results of associates				295	299	248

Exceptional share of results of associates				(35)	(1 143)	-

Income tax expense				(2 234)	(1 928)	(2 350)

Profit				6 891	7 597	6 114

Segment assets (non-current)	2 808	2 505	1 973	195 973	189 757	193 679

Gross capex	504	638	655	4 638	5 160	5 640

FTE¹	6 251	6 572	7 160	154 540	165 193	167 966

1
The 2021 and 2022 presentation were amended to conform to the 2023 presentation.

F-2
7

For the year ended 31 December 2023, net revenue from the beer business amounted to 52 645 m US dollar (2022: 51 544m US dollar; 2021: 49 333m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 6 735m US dollar (2022: 6 242m US dollar; 2021:

4 971m
US dollar). Additionally, for 2023, net revenue from the company’s business in the United States amounted to 13 168
m US dollar (2022: 14 580
m US dollar; 2021:
14 259
m US dollar) and net revenue from the company’s business in Brazil amounted to
9 257
m US dollar (2022:
8 256
m US dollar; 2021:
6 500
m US dollar).
On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 606m US dollar (2022: 632m US dollar; 2021: 623m US dollar) and non-current assets located in the country of domicile represented 2 341m US dollar (2022: 2 533m US dollar; 2021: 2 457m US dollar).

F-2
8

6.  Acquisitions and disposals of subsidiaries
The company undertook a series of acquisitions and disposals and settled payments related to prior year acquisitions during the year ended 31 December 2023 and 31 December 2022, with no significant impact in the consolidated financial statements.
7.  Other operating income/(expenses)

Million US dollar	2023	2022	2021

Brazilian tax credits	44	201	226
Government grants	374	311	322
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	73	82	65
License income	31	27	25
Net rental and other operating income	256	220	167
Other operating income/(expenses)	778	841	805

In 2023, Ambev, a subsidiary of AB InBev, recognized 44m US dollar income in Other operating income related to tax credits (2022: 201m US dollar, 2021: 226m US dollar). Additionally, in 2023, Ambev recognized 168m US dollar (2022: 168m US dollar, 2021: 118m US dollar) of interest income on tax credits in Finance income (refer to Note 11
Finance cost and income
).
The income from government grants primarily relate to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.
8.  Exceptional item
s
IAS 1
Presentation of financial statements
requires that material items of income and expense be disclosed separately. Exceptional items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company’s financial information.
The exceptional items included in the income statement are as follows:

Million US dollar	2023	2022¹	2021¹

COVID-19 costs	-	(18)	(105)
Restructuring	(142)	(110)	(172)
Business and asset disposal (including impairment losses)	(385)	(71)	(247)
Claims and legal costs	(85)	-	-
AB InBev Efes related costs	(12)	(51)	-
Acquisition costs business combinations	-	(1)	(17)
Zenzele Kabili costs	-	-	(72)
Impact on profit from operations	(624)	(251)	(614)

Exceptional net finance income/(cost)	(69)	829	(829)
Exceptional share of results of associates	(35)	(1 143)	-
Exceptional taxes	84	399	346
Exceptional non-controlling interest	30	13	20
Net impact on profit	(614)	(153)	(1 077)
COVID-19 costs amount to (18)m US dollar for the year ended 31 December 2022 (31 December 2021: (105)m US dollar. These expenses mainly comprise costs related to personal protection equipment for the company’s employees and other costs incurred as a direct consequence of the COVID-19 pandemic.
The exceptional restructuring charges for the year ended 31 December 2023 total (142)m US dollar (31 December 2022: (110)m US dollar; 31 December 2021: (172)m US dollar). These charges primarily relate to organizational alignments as a result of operational improvements and digitalization efforts across our supply chain and our commercial and support

1
As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the exceptional net finance income/(cost). The 2022 and 2021 presentation were amended to conform to the 2023 presentation.

9

functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements.
Business and asset disposals (including impairment losses) amount to (385)m US dollar for the year ended 31 December 2023 mainly comprising of a loss of (300)m US dollar the company recognized upon disposal of a portfolio of eight beer and beverage brands and associated assets in the US to Tilray Brands, Inc. Business and asset disposals (including impairment losses) for 31 December 2022 amount ed
to (71)
m US dollar mainly comprising impairment of intangible assets and other non-core assets sold in the period, while for 2021 it amounted to (247)m US dollar mainly comprising of
(258)m US dollar of non-cash impairment charge associated with Bedford Systems, a joint venture with Keurig Dr. Pepper that was partially offset with gains incurred in relation to disposals completed in the first half of 2021.
Exceptional claims and legal costs amount to (85)m US dollar for the year ended 31 December 2023. These charges relate to a customs audit claim in South Korea of (66)m US dollar and legal costs of (19)m US dollar related to the successful outcome of a series of lawsuits regarding Ambev warrants (see also Note 29
Contingencies
).
During the year ended 31 December 2023, the company recorded (12)m US dollar costs related to the disposal of the associate AB InBev Efes (31 December 2022: (51)m US dollar costs related to the discontinuation of the operations of the associate).
In May 2021, the company set up a new broad-based black economic empowerment (“B-BBEE”) scheme (the “Zenzele Kabili scheme”) and reported (72)m US dollar in exceptional items mainly representing the IFRS 2 cost related to the grant of shares to qualifying SAB retailers and employees participating to the Zenzele Kabili scheme. For more details, refer to Note 21
Changes in equity and earnings per share
.
The company incurred an exceptional net finance cost of (69)m US dollar for the year ended 31 December 2023 (31 December 2022: net finance income of 829m US dollar; 31 December 2021: net finance cost
of (829)m US dollar) – see Note 11
Finance cost and income
.
During the year ended 31 December 2022, the company recorded an impairment of (1 143)m US dollar on its investment in AB InBev
Efes – see Note 16
Investments in associates
.
All the amounts referenced above are before income taxes. The exceptional income taxes amounted to 84m US dollar (decrease of income taxes) for the year ended 31 December 2023 (31 December 2022: decrease of income taxes by 399m US dollar; 31 December 2021: decrease of income taxes by 346m US dollar). The exceptional income taxes for the year ended 31 December 2022 were mainly driven by a reorganization which resulted in the utilization of current year and carry forward interests for which no deferred tax asset was recognized (350m US dollar).
Non-controlling interest on the exceptional items amounts to 30m US dollar for the year ended 31 December 2023 (31 December 2022: 13m US dollar; 31 December 2021: 20m US dollar).
9.  Payroll and related benefits

Million US dollar	2023	2022	2021

Wages and salaries	(5 164)	(4 900)	(5 092)
Social security contributions	(804)	(749)	(670)
Other personnel cost	(689)	(687)	(706)
Share-based payment expense	(570)	(448)	(510)
Pension expense for defined benefit plans	(150)	(154)	(176)
Pension expense for defined contribution plans	(166)	(164)	(147)
Payroll and related benefits	(7 544)	(7 101)	(7 302)
The number of full-time equivalents can be split as follows:

	2023	2022¹	2021¹

AB InBev NV/SA (parent company)	236	241	214
Other subsidiaries	154 304	164 952	167 752
Total number of FTE	154 540	165 193	167 966

1
Amended to conform to the 2023 presentation.

F-
30

10. Additional information on operating expenses by nature
Depreciation, amortization and impairment charges are included in the following line items of the 2023 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use assets	Impairment of goodwill, tangible and intangible assets

Cost of sales	3 085	74	44	-
Distribution expenses	139	12	351	-
Sales and marketing expenses	291	260	274	-
Administrative expenses	313	375	137	-
Other operating expenses	5	25	-	-
Exceptional items	-	6	-	20
Depreciation, amortization and impairment	3 833	752	806	20
Depreciation, amortization and impairment charges are included in the following line items of the 2022 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use assets	Impairment of goodwill, tangible and intangible assets

Cost of sales	3 008	78	36	-
Distribution expenses	162	13	233	-
Sales and marketing expenses	298	152	236	-
Administrative expenses	299	416	124	-
Other operating expenses	19	-	-	-
Exceptional items	-	-	-	4
Depreciation, amortization and impairment	3 786	659	629	4
Depreciation, amortization and impairment charges are included in the following line items of the 2021 consolidated income statement:

Million US dollar (restated)	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use assets	Impairment of goodwill, tangible and intangible assets

Cost of sales	2 782	91	39	-
Distribution expenses	136	10	176	-
Sales and marketing expenses	319	223	249	-
Administrative expenses	306	327	110	-
Other operating expenses	3	-	-	-
Exceptional items	-	-	-	281
Depreciation, amortization and impairment	3 546	651	574	281

F-
31

11. Finance cost and income
The finance cost and income included in the income statement are as follows:

	2023			2022¹			2021¹

Million US dollar	Finance cost	Finance income	Net	Finance cost	Finance income	Net	Finance cost	Finance income	Net

Interest income/(expense)	(3 696)	565	(3 131)	(3 588)	294	(3 294)	(3 674)	113	(3 560)
Net interest on net defined benefit liabilities	(90)	-	(90)	(73)	-	(73)	(73)	-	(73)
Accretion expense	(808)	-	(808)	(782)	-	(782)	(593)	-	(593)
Net interest income on Brazilian tax credits	-	168	168	-	168	168	-	118	118
Other financial results	(1 214)	42	(1 172)	(1 349)	352	(997)	(871)	200	(671)
Finance income/(cost) excluding exceptional items	(5 808)	775	(5 033)	(5 792)	814	(4 978)	(5 211)	431	(4 780)
Exceptional finance income/(cost)	(325)	256	(69)	(22)	851	829	(829)	-	(829)
Finance income/(cost)	(6 133)	1 031	(5 102)	(5 814)	1 665	(4 148)	(6 040)	431	(5 609)
Net finance costs, excluding exceptional items, were 5 033m US dollar in 2023 compared to 4 978m US dollar in 2022 and 4 780m US dollar in 2021.
In 2023, accretion expense includes interest on lease liabilities of 156m US dollar (2022: 130m US dollar, 2021: 123m US dollar), unwind of discounts of 536m US dollar on payables and deferred consideration on acquisitions (2022: 499m US dollar; 2021: 349m US dollar), bond fees of 62m US dollar (2022: 64m US dollar; 2021: 67m US dollar) and interest on provisions of 54m US dollar (2022: 89m US dollar; 2021: 54m US dollar).
Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 27
Risks arising from financial instruments
.
In 2023, Ambev, a subsidiary of AB InBev, recognized 168m US dollar interest income on Brazilian tax credits in Finance income (2022: 168m US dollar; 2021: 118m US dollar). Additionally, in 2023 Ambev also recognized 44m US dollar income related to tax credits (2022: 201m US dollar; 2021: 226m US dollar) in Other operating income (refer to Note 7
Other operating income/(expenses)
).
Other financial results include:

	2023			2022			2021

Million US dollar	Finance cost	Finance income	Net	Finance cost	Finance income	Net	Finance cost	Finance income	Net

Net foreign exchange gains/(losses)	(353)	-	(353)	(363)	-	(363)	(101)	-	(101)
Net gains/(losses) on hedging instruments	(613)	-	(613)	(747)	-	(747)	(562)	-	(562)
Hyperinflation monetary adjustments	-	17	17	-	286	286	-	152	152
Other financial income/(cost), including bank fees and taxes	(248)	25	(223)	(239)	66	(173)	(208)	48	(160)
Other financial results	(1 214)	42	(1 172)	(1 349)	352	(997)	(871)	200	(671)
For further information on instruments hedging AB InBev’s foreign exchange risk, see Note 27
Risks arising from financial instruments.
Exceptional finance income/(cost) for 2023, 2022 and 2021 includes:

•
(325)m US dollar loss resulting from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (2022: 606m US dollar gain; 2021: (47)m US dollar loss);

•	239m US dollar gain resulting from the redemption of certain bonds (2022: 246m US dollar gain; 2021: (741)m US dollar loss);
•	17m US dollar gain related to the remeasurement of deferred considerations on prior year acquisitions (2022: (22)m US dollar loss; 2021: (19)m US dollar loss); and
•	In 2021, (22)m US dollar loss from impairment of receivables against Delta Corporation Ltd (Delta), a Zimbabwean associate, as a result of hyperinflation.

1
As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the exceptional net finance income/(cost). The 2022 and 2021 presentation were amended to conform to the 2023 presentation.

F-
32

The interest income stems from the following financial assets:

Million US dollar	2023	2022	2021

Cash and cash equivalents	537	235	85
Investments in debt securities held for trading	10	39	16
Other loans and receivables	19	21	12
Total	565	294	113
The interest income on other loans and receivables includes the interest accrued on cash deposited as guarantees for certain legal proceedings pending their resolution. No interest income was recognized on impaired financial assets.
12. Income taxes
Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2023	2022	2021
Current year	(2 828)	(2 785)	(2 857)
(Underprovided)/overprovided in prior years	(95)	157	159
Current tax expense	(2 923)	(2 628)	(2 698)

Origination and reversal of temporary differences	855	829	632
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(166)	(128)	(284)
Deferred tax (expense)/income	689	701	348

Total income tax expense in the income statement	(2 234)	(1 928)	(2 350)
The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2023	2022	2021

Profit/(loss) before tax	9 124	9 524	8 463
Deduct share of results of associates	295	299	248
Deduct exceptional share of results of associates	(35)	(1 143)	-
Profit before tax and before share of results of associates	8 864	10 369	8 215

Adjustments to the tax basis
Government incentives	(756)	(713)	(543)
Non-deductible/(non-taxable) mark-to-market on derivatives	325	(606)	48
Other expenses not deductible for tax purposes	1 632	1 590	1 979
Other non-taxable income	(647)	(576)	(476)

Adjusted tax basis	9 417	10 065	9 223

Aggregate weighted nominal tax rate	27.4%	26.7%	26.7%

Tax at aggregated nominal tax rate	(2 583)	(2 691)	(2 463)

Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(166)	(128)	(284)
(Underprovided)/overprovided in prior years	(95)	157	159
Deductions from interest on equity	781	790	469
Deductions from goodwill and other tax deductions	491	473	226
Change in tax rate	2	48	(147)
Withholding taxes	(559)	(436)	(485)
Other tax adjustments	(105)	(140)	175

Total tax expense	(2 234)	(1 928)	(2 350)

Effective tax rate	25.2%	18.6%	28.6%
The total income tax expense for 2023 amounts to 2 234m US dollar compared t
o 1 928m
US dollar for 2022 and 2 350m US dollar for 2021. The effective tax rate is 25.2% for 2023 compared to 18.6% for 2022 and 28.6% for 2021.
The 2023 and 2021 effective tax rates were negatively impacted by non-deductible losses from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the 2022 effective tax rate was positively impacted by non-taxable gains from these

F-
33

derivatives. In addition, the 2022 effective tax rate included 350m US dollar benefit from a reorganization which resulted in the utilization of current year and carry forward interests for which no deferred tax asset was recognized (refer to Note 8
Exceptional items
).
The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.
Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2023	2022	2021

Re-measurements of post-employment benefits	(13)	(126)	(123)
Exchange differences, cash flow and net investment hedges	(41)	(51)	(45)
Income tax (losses)/gains	(54)	(177)	(167)
13. Property, plant and equipment
Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	31 December 2023	31 December 2022

Property, plant and equipment owned	24 092	24 245
Property, plant and equipment leased (right-of-use assets)	2 726	2 426
Total property, plant and equipment	26 818	26 671

	31 December 2023				31 December 2022

Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	12 591	37 473	2 205	52 269	50 742
Effect of movements in foreign exchange	259	754	27	1 039	(983)
Acquisitions	38	1 361	2 490	3 890	4 279
Disposals through sale and derecognition	(55)	(1 607)	(3)	(1 665)	(1 822)
Disposals through the sale of subsidiaries	-	-	-	-	(13)
Transfer (to)/from other asset categories and other movements¹	237	1 802	(3 050)	(1 011)	66
Balance at end of the period	13 071	39 783	1 669	54 522	52 269

Depreciation and impairment losses
Balance at end of previous year	(4 584)	(23 440)	-	(28 024)	(26 284)
Effect of movements in foreign exchange	(86)	(508)	-	(594)	507
Depreciation	(397)	(3 176)	-	(3 573)	(3 530)
Disposals through sale and derecognition	33	1 500	-	1 533	1 631
Disposals through the sale of subsidiaries	-	-	-	-	8
Impairment losses	(8)	(173)	-	(181)	(172)
Transfer to/(from) other asset categories and other movements¹	24	384	-	409	(186)
Balance at end of the period	(5 017)	(25 414)	-	(30 430)	(28 024)

Carrying amount
at 31 December 2022	8 007	14 033	2 205	24 245	24 245
at 31 December 2023	8 054	14 370	1 669	24 092	-
As at 2023 and 2022 there were no significant restrictions on title on property, plant and equipment.
Contractual commitments to purchase property, plant and equipment amounted to
641
m US dollar as at 31 December 2023 compared to 538m US dollar as at 31 December 2022.

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
.

F-3
4

AB InBev’s net capital expenditures in the statement of cash flow amounted to 4 482m US dollar in 2023 compared to 4 838m US dollar for the same period last year. Out of the total 2023 capital expenditures approximately 40% was used to improve the company’s production facilities while 44% was used for logistics and commercial investments and 16% for improving administrative capabilities and for the purchase of hardware and software.
Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	31 December 2023

Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 753	973	2 726
Depreciation for the year ended 31 December	(446)	(360)	(806)

	31 December 2022

Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 640	786	2 426
Depreciation for the year ended 31 December	(399)	(230)	(629)
Additions to right-of-use assets in 2023 were 825m US dollar (2022: 885m US dollar).
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
The company leases out pub real estate for an average outstanding period of
6
to 8 years and part of its own property under operating leases. In 2023, 120m US dollar was recognized as income in the income statement in respect of subleasing of right-of-use assets (2022: 108m US dollar; 2021: 112m US dollar). As at 31 December 2023, the undiscounted lease payments of the non-cancelable lease payments are expected to be received as follows: 109m US dollar in the next 12 months, 306m US dollar in the years 2 through 5 and 67m US dollar after 5 years.
The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.
14. Goodwill

Million US dollar	31 December 2023	31 December 2022

Acquisition cost
Balance at end of previous year	115 541	118 461
Effect of movements in foreign exchange	3 634	(3 147)
Disposal through business combinations	-	(32)
Transfers (to)/from other assets categories	(179)	(68)
Hyperinflation monetary adjustments	306	328
Balance at end of the period	119 302	115 541

Impairment losses
Balance at end of previous year	(2 531)	(2 665)
Effect of movements in foreign exchange	293	134
Impairment losses	(20)	-
Balance at end of the period	(2 259)	(2 531)

Carrying amount
Balance at end of the period	117 043	113 010

F-3
5

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	31 December 2023	31 December 2022

United States	33 387	33 578
Rest of North America	2 024	1 981
Mexico	14 697	12 823
Colombia	15 982	12 692
Rest of Middle Americas	23 576	23 242
Brazil	3 780	3 508
Rest of South America	1 036	1 249
Europe	2 157	2 081
South Africa	8 801	9 551
Rest of Africa	4 609	5 131
China	3 028	3 119
Rest of Asia Pacific	3 407	3 505
Global Export and Holding Companies	559	549
Total carrying amount of goodwill	117 043	113 010
Goodwill, which accounted for approximately 53% of AB InBev total assets as at 31 December 2023, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.
2023 impairment testing
AB InBev completed its annual impairment test for goodwill and concluded that, based on the assumptions described below, no impairment charge was warranted.
The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. AB InBev believes that all of its estimates are reasonable: they are consistent with the company’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist, that management may not be able to control. If the company’s current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of the company’s control change unfavorably, the estimated fair value of goodwill could be adversely affected, leading to a potential impairment in the future.
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
Key assumptions
The key judgments, estimates and assumptions used in the discounted cash flow calculations w er
e generally as follows:

●
Cash flows are based on AB InBev’s 10-year plan as approved by key management. The plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

●
In order to calculate the terminal value, the company extrapolated the cash flows after the first 10-year period using expected annual long-term GDP growth rates based on external sources, or applied a market multiple after the first 5 years of the plan set at 14.4x. The company considered sensitivities on these metrics and corroborated the calculations by market multiples;

●	Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric;

F-3
6

●	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.
For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 6%.
The WACC applied in US dollar nominal terms were as follows:

Cash-generating unit	31 December 2023	31 December 2022

Colombia	10%	8%
Rest of Middle Americas	13%	9%
South Africa	11%	9%
Rest of Africa	14%	15%
Rest of Asia Pacific	7%	7%
Sensitivity to change in key assumptions
During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital, the terminal growth rate and the applied market multiple, in particular for the valuations of Colombia, South Africa and Rest of Africa cash-generating units that show the highest invested capital to EBITDA multiple.
In the sensitivity analysis performed by management during the annual impairment testing in 2023, an adverse change of 1% in WACC or terminal growth rate or an adverse change of 1x in market multiple would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount except for Colombia where an adverse change of 1% in WACC would result in a negative headroom of 0.4 billion US dollar. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a cash generating unit’s carrying amount to exceed its recoverable amount.
Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.
15. Intangible assets

	31 December 2023					31 December 2022
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	37 741	2 026	4 050	354	44 170	45 015
Effect of movements in foreign exchange	703	67	181	6	957	(751)
Acquisitions through business combinations	15	-	-	-	15	-
Acquisitions and expenditures	7	182	632	17	838	978
Disposals through sale and derecognition	(1)	-	(56)	(9)	(67)	(1 437)
Transfer (to)/from other asset categories and other movements¹	(132)	(56)	572	(218)	166	365
Balance at end of period	38 332	2 219	5 379	150	46 080	44 170

Amortization and impairment losses
Balance at end of previous year	(88)	(1 247)	(2 577)	(49)	(3 961)	(4 585)
Effect of movements in foreign exchange	-	(51)	(132)	(8)	(191)	100
Amortization	-	(136)	(544)	(31)	(711)	(647)
Impairment	(5)	-	(25)	-	(31)	(4)
Disposals through sale and derecognition	-	-	56	4	60	1 339
Transfer to/(from) other asset categories and other movements¹	-	46	2	(9)	39	(164)
Balance at end of period	(94)	(1 388)	(3 219)	(93)	(4 794)	(3 961)

Carrying value
at 31 December 2022	37 652	779	1 473	305	40 209	40 209
at 31 December 2023	38 239	830	2 160	57	41 286
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
Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment once a year or whenever a triggering event has occurred. Based on the impairment testing results, no impairment loss was allocated to intangible assets with indefinite useful lives – refer to Note 14
Goodwill
.
As at 31 December 2023, the carrying amount of the intangible assets amounted to 41 286m US dollar (31 December 2022: 40 209m US dollar) of which 38 239m US dollar was assigned an indefinite useful life (31 December 2022: 37 652m US dollar) and 3 047m US dollar a finite life (31 December 2022: 2 557m US dollar).

Million US dollar Cash-generating unit	2023	2022

United States	21 939	21 979
Rest of North America	41	40
Mexico	3 629	3 166
Colombia	2 990	2 374
Rest of Middle Americas	3 590	3 531
Brazil	15	-
Rest of South America	655	767
Europe	432	423
South Africa	2 623	2 847
Rest of Africa	910	1 072
China	393	405
Rest of Asia Pacific	1 021	1 048
Total carrying amount of intangible assets with indefinite useful lives	38 239	37 652
In 2023, the company expensed 256m US dollar in research, compared to 268m US dollar in 2022 and 298m US dollar in 2021. The spend focused on product innovations, market research, as well as process optimization and product development.
16. Investments in associates
A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2023		2022

Million US dollar	Castel	Anadolu Efes	AB InBev Efes	Castel	Anadolu Efes

Balance at 1 January	3 293	171	1 143	3 400	201
Effect of movements in foreign exchange	107	(63)	-	(172)	(57)
Dividends received	(22)	(10)	-	(87)	(14)
Share of results of associates	104	66	-	152	41
Exceptional share of results of associates	-	-	(1 143)	-	-
Balance at 31 December	3 482	164	-	3 293	171
Summarized financial information of the company’s material associates is as follows:

	2023		2022

Million US dollar	Castel	Anadolu Efes	Castel	Anadolu Efes

Current assets	3 854	3 028	3 399	2 973
Non-current assets	4 168	3 590	3 679	4 654
Current liabilities	(2 012)	(2 462)	(1 803)	(2 581)
Non-current liabilities	(540)	(1 408)	(439)	(1 767)
Non-controlling interests	(647)	(1 457)	(564)	(1 789)
Net assets¹	4 823	1 291	4 272	1 490

1
The net assets are converted at the respective closing rates of December.

F-3
8

Revenue	5 273	4 561	4 942	4 222
Profit (loss)	585	481	767	287
Other comprehensive income (loss)	83	212	74	1 503
Total comprehensive income (loss)	668	693	841	1 790
In 2022, the company reported a (1 143)m US dollar exceptional share of results of associates related to its investment in AB InBev Efes (Refer to Note 8
Exceptional items)
. As of 31 December 2023, the investment in AB InBev Efes remains classified as non-current asset held for sale.
In 2023, associates that are not individually material contributed 126m US dollar to the results of investment in associates (31 December 2022: 106m US dollar; 31 December 2021: 90m US dollar).
Additional information related to the significant associates is presented in Note 34
AB InBev Companies
.
17. Deferred tax assets and liabilities
The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

		2023			2022

Million US dollar	Assets	Liabilities	Net	Assets	Liabilities	Net

Property, plant and equipment	230	(2 115)	(1 885)	191	(2 071)	(1 880)
Intangible assets	143	(9 661)	(9 518)	89	(9 582)	(9 492)
Inventories	108	(78)	30	102	(90)	12
Trade and other receivables	43	-	43	51	-	51
Interest-bearing loans and borrowings	671	(451)	220	852	(657)	195
Employee benefits	431	(8)	423	433	(9)	423
Provisions	648	(44)	604	533	(56)	477
Derivatives	71	(17)	54	51	(61)	(10)
Other items	487	(1 180)	(693)	532	(1 166)	(634)
Loss carry forwards	1 782	-	1 782	1 341	-	1 341
Gross deferred tax assets/(liabilities)	4 614	(13 553)	(8 939)	4 175	(13 693)	(9 518)

Netting by taxable entity	(1 679)	1 679	-	(1 874)	1 874	-

Net deferred tax assets/(liabilities)	2 935	(11 874)	(8 939)	2 300	(11 818)	(9 518)
The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2023	2022	2021

Balance at 1 January	(9 518)	(10 235)	(10 607)
Recognized in profit or loss	689	701	348
Recognized in other comprehensive income	(54)	(177)	(167)
Other movements and effect of changes in foreign exchange rates	(56)	193	190
Balance at 31 December	(8 939)	(9 518)	(10 235)
Most of the temporary differences are related to t
he
fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of the temporary differences on intangible assets acquired through business combinations is unlikely to revert within 12 months as they would be realized upon impairment or disposal of these intangibles which is currently not expected. The net deferred tax liabilities attributable to the US business and mainly related to purchase price accounting amount to 6.3 billion US dollar as of 31 December 2023.
As of 31 December 2023, deferred taxes of 12.1 billion US dollar (31 December 2022:
11.0
billion US dollar) were not recognized on a series of tax attributes. The tax attributes for which no deferred tax asset was recognized amount to
48.7
billion US dollar compared to 44.5 billion US dollar as of 31 December 2022 and include tax losses carry forward either confirmed or resulting from tax positions under dispute, capital losses, foreign and withholding tax credits, excess dividend received deduction, excess interest carry forward, amongst others. 46.2 billion US dollar of these tax attributes do not have an expiration date, 0.2 billion US dollar and 0.1 billion US expire within respectively 1 and 2 years, while 2.2 billion US dollar have an expiration date of more than 3 years. Additionally, we have historical uncertain attributes without expiration

9

date amounting to
16.2
billion US dollar for which no deferred tax asset was recognized. Deferred tax assets have not been recognized on these items because these are either contingent assets subject to conclusion of tax disputes or it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

18. Inventories

Million US dollar	31 December 2023	31 December 2022

Prepayments	120	87
Raw materials and consumables	3 207	3 851
Work in progress	588	529
Finished goods	1 434	1 837
Goods purchased for resale	234	308
Inventories	5 583	6 612

Inventories other than work in progress
Inventories stated at net realizable value	323	395
The cost of inventories recognized as an expense in 2023 amounts to 27 396m US dollar, included in cost of sales (2022: 26 305m US dollar; 2021: 23 097m US dollar). Impairment losses on inventories recognized in 2023 amount to 110m US dollar (2022: 148m US dollar; 2021: 91m US dollar).
19. Trade and other receivables

Million US dollar	31 December 2023	31 December 2022

Cash deposits for guarantees	164	189
Loans to customers	2	10
Tax receivable, other than income tax	154	137
Brazilian tax credits and interest receivables	1 341	1 149
Trade and other receivables	280	298
Non-current trade and other receivables	1 941	1 782

Trade receivables and accrued income	4 347	3 637
Interest receivables	45	67
Tax receivable, other than income tax	479	444
Loans to customers	70	71
Prepaid expenses	474	410
Other receivables	609	702
Current trade and other receivables	6 024	5 330
Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 31 December 2023, the total amount of such credits and interest receivables represented 1 341m US dollar (31 December 2022: 1 149m US dollar).
The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current
loans to customers can be detailed as follows for 31 December 2023 and 31 December 2022 respectively:

F-
40

	Net carrying amount as of	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
.
Trade receivables and accrued income	4 347	4 118	162	43	18	6
Loans to customers	72	51	9	12	-	-
Interest receivables	45	45	-	-	-	-
Other receivables	609	580	9	7	11	2
	5 073	4 794	180	62	29	8

	Net carrying amount as of	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 637	3 418	151	41	24	4
Loans to customers	81	78	1	1	1	-
Interest receivables	67	67	-	-	-	-
Other receivables	702	684	11	4	3	-
	4 487	4 247	162	46	28	4
The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the year ended 31 December 2023 amount to 47m US dollar (31 December 2022: 38m US dollar).
AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 27
Risks arising from financial instruments
.
20. Cash and cash equivalents and investment securities

Million US dollar	31 December 2023	31 December 2022

Short-term bank deposits	4 201	4 685
Cash and bank accounts	6 131	5 288
Cash and cash equivalents	10 332	9 973

Bank overdrafts	(17)	(83)
Cash and cash equivalents in the statement of cash flows	10 314	9 890
The cash outstanding as at 31 December 2023 includes restricted cash for an amount of 109m US dollar (31 December 2022: 73m US dollar). This restricted cash mainly relates to amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (76m US dollar).
Investment securities

Million US dollar	31 December 2023	31 December 2022

Investment in unquoted companies	151	149
Investment in debt securities	27	26
Non-current investments	178	175

Investment in debt securities	67	97
Current investments	67	97
As at 31 December 2023, current debt securities of 67m US dollar mainly represented investments in government bonds (31 December 2022: 97m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

F-
41

21. Changes in equity and earnings per share
STATEMENT OF CAPITAL
The tables below summarize the changes in issued capital and treasury shares during 2023:

Issued capital

Issued capital	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
	2 019	1 736
Of which:
Ordinary shares	1 737
Restricted shares	282

	Treasury shares		Result on the use of treasury shares

Treasury shares	Million shares	Million US dollar	Million US dollar

At the end of the previous year	35.5	(3 706)	(4 559)
Changes during the period	(0.1)	240	(477)
At the end of the current period	35.4	(3 465)	(5 036)
As of 31 December 2023, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 35 414 191 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 282 044 710 restricted shares (31 December 2022: 282 050 690). As of 31 December 2023, the total of authorized, unissued capital amounts to 37m euro.
The treasury shares held by the company are reported in equity in Treasury shares.
The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.
The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 31 December 2023, from the 326 million restricted shares issued at the time of the SAB combination, 44 million restricted shares were converted into new ordinary shares.
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
Obligations to the SAB Foundation and the employees as beneficiaries of the SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the COVID-19 outbreak, the remaining settlement (22,6%) was postponed and was performed on 28 May 2021, when the new scheme, Zenzele Kabili was created. 5.1 million AB InBev Treasury shares were used in 2021 for the settlement of part of the prior and the new

F-
42

B-BBEE schemes (based on the AB InBev share price and the ZAR Euro exchange rate as at 24 May 2021
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
During 2023, there were no significant purchases or disposals of non-controlling interests in subsidiaries.
ACQUISITIONS AND DISPOSALS OF OWN SHARES (REPORT ACCORDING TO ARTICLE 7:220 OF THE BELGIAN COMPANIES CODE OF COMPANIES AND ASSOCIATIONS) AND BORROWINGS OF OWN SHARES– PURCHASE OF OWN SHARES
During 2023, the company has acquired treasury shares in accordance with article 7:215 of the Belgian Code of Companies and Associations (former article 620 of the Belgian Companies Code) and has proceeded with the following disposals of its own shares.
Treasury shares
Using the powers granted at the shareholders meeting of 28 April 2021, the Board of Directors approved a share buyback program for an amount of 1 billion US dollar. As of 31 December 2023, AB InBev bought back 5.813.148 shares for a total amount of 362 million US dollar, corresponding to
0,29
% of the total shares outstanding. The shares acquired were mainly used to fulfill the company’s various share delivery commitments under the stock ownership plan.
As of 31 December 2023, the group owned 35 414 191 own shares of which 34 775 830 were held directly by AB InBev. The par value of the share is 0.61 euro. The treasury shares that the company still owned at the end of 2023 represented 26 508 604 US dollar (21 602 657 euro) of the subscribed capital.
Borrowed shares
In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2023, the company had stock lending arrangements in place for up to 30 million shares, which were fully used to fulfill share-based compensation plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.
DIVIDENDS
On 28 February 2024, a divide
nd
of
0.82
euro per share or
1 645m
 euro
was proposed by the Board of Directors and will be subject to approval at the shareholders’ meeting on 24 April 2024.
On 26 April 2023, a dividend of 0.75 euro per share or 1 510m euro was approved at the shareholders’ meeting. The dividend was paid out as of 5 May 2023.
On 27 April 2022, a dividend of 0.50 euro per share or 1 004m euro was approved at the shareholders’ meeting. The dividend was paid out as of 5 May 2022.
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

F-
43

emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As of 31 December 2023, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.
Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.
OTHER COMPREHENSIVE INCOME RESERVES
The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
.
As per 1 January 2023	(34 677)	145	(1 021)	(35 553)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	4 497	-	-	4 497
Cash flow hedges	-	36	-	36
Re-measurements of post-employment benefits	-	-	(134)	(134)
Other comprehensive income/(loss)	4 497	36	(134)	4 398
As per 31 December 2023	(30 180)	181	(1 155)	(31 155)
The gain in translation reserves is primarily related to the combined effect of the appreciation of the closing rates of the Colombian peso and the Mexican peso and the weakening of the closing rate of the Argentinean peso and the South African rand, which resulted in a net foreign exchange translation adjustment of 4 497m US dollar as of 31 December 2023 (increase of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
.
As per 1 January 2022	(33 554)	481	(1 504)	(34 577)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(1 123)	-	-	(1 123)
Cash flow hedges	-	(336)	-	(336)
Re-measurements of post-employment benefits	-	-	483	483
Other comprehensive income/(loss)	(1 123)	(336)	483	(976)
As per 31 December 2022	(34 677)	145	(1 021)	(35 553)

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
.
As per 1 January 2021	(29 234)	376	(1 983)	(30 841)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(4 320)	-	-	(4 320)
Cash flow hedges	-	105	-	105
Re-measurements of post-employment benefits	-	-	479	479
Other comprehensive income/(loss)	(4 320)	105	479	(3 736)

As per 31 December 2021	(33 554)	481	(1 504)	(34 577)
EARNINGS PER SHARE
The calculation of basic earnings per share for 2023 is based on the profit attributable to equity holders of AB InBev of 5 341m US dollar (2022: 5 969m US dollar; 2021: 4 670m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2023	2022	2021
.
Issued ordinary and restricted shares at 1 January, net of treasury shares	1 984	1 981	1 972
Effect of stock lending	30	30	30
Effect of delivery of treasury shares and share buyback programs	2	2	4
Weighted average number of ordinary and restricted shares at 31 December	2 016	2 013	2 007

F-4
4

The calculation of diluted earnings per share for 2023 is based on the profit attributable to equity holders of AB InBev of 5 341m US dollar (2022: 5 969m US dollar; 2021: 4 670m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2023	2022	2021
.
Weighted average number of ordinary and restricted shares at 31 December	2 016	2 013	2 007
Effect of share options, PSUs and restricted stock units	38	37	38
Weighted average number of ordinary and restricted shares (diluted) at 31 December	2 054	2 050	2 045
The calculation of the Underlying EPS is based on the profit before exceptional items and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before exceptional items, attributable to equity holders of AB InBev and underlying profit is calculated as follows:

Million US dollar	2023	2022¹	2021¹
.
Profit attributable to equity holders of AB InBev	5 341	5 969	4 670
Net impact of exceptional items on profit (refer to Note 8)	614	153	1 076
Profit before exceptional items, attributable to equity holders of AB InBev	5 955	6 122	5 746
Hyperinflation impacts	203	(30)	28
Underlying profit	6 158	6 093	5 774
The table below sets out the EPS calculation:

Million US dollar	2023	2022	2021
.
Profit attributable to equity holders of AB InBev	5 341	5 969	4 670
Weighted average number of ordinary and restricted shares	2 016	2 013	2 007
Basic EPS	2.65	2.97	2.33
.
Underlying profit	6 158	6 093	5 774
Weighted average number of ordinary and restricted shares	2 016	2 013	2 007
Underlying EPS	3.05	3.03	2.88
.
Profit attributable to equity holders of AB InBev	5 341	5 969	4 670
Weighted average number of ordinary and restricted shares (diluted)	2 054	2 050	2 045
Diluted EPS	2.60	2.91	2.28
Underlying EPS is a non-IFRS measure.
The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS, 46m share options were anti-dilutive and not included in the calculation of the dilutive effect per 2023 (2022: 51m share options; 2021: 68m share options).

1
As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the exceptional net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation.

F-4
5

22. Interest-bearing loans and borrowings
This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 27
Risks arising from financial instruments.

Million US dollar	31 December 2023	31 December 2022
Unsecured bond issues	71 896	76 798
Lease liabilities	2 126	1 963
Unsecured other loans	119	95
Secured bank loans	23	24
Non-current interest-bearing loans and borrowings	74 163	78 880

Unsecured bond issues	2 514	-
Lease liabilities	703	529
Secured bank loans	392	369
Unsecured bank loans	182	100
Unsecured other loans	196	30
Current interest-bearing loans and borrowings	3 987	1 029

Interest-bearing loans and borrowings	78 150	79 909
The current and non-current interest-bearing loans and borrowings amount to
78.1
billion US dollar as at 31 December 2023, compared to
79.9
billion US dollar as at 31 December 2022.
As at 31 December 2023, the company had no outstanding balance on commercial papers (31 December 2022: nil). The commercial papers include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.
On 5 December 2023, the company completed the tender offers of thirteen series of USD notes, three series of EUR notes and two series of GBP notes for up to 3.0 billion US dollar aggregate purchase price. The company accepted the tender offers of seven series of notes issued by Anheuser-Busch InBev SA/NV (“ABISA”) and its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”) and repurchased 3.4 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of redemption	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in million)	Principal amount repurchased (in million)	Principal amount not repurchased (in million)
5 December 2023	ABISA	2.850% Notes due 2037	GBP	411	163	248
5 December 2023	ABIWW	3.750% Notes due 2042	USD	471	121	350
5 December 2023	ABIWW	4.600% Notes due 2060	USD	497	150	347
5 December 2023	ABIWW	4.500% Notes due 2050	USD	1 567	465	1 102
5 December 2023	ABIWW	4.600% Notes due 2048	USD	2 179	1 124	1 055
5 December 2023	ABIWW and ABC	3.650% Notes due 2026	USD	3 491	1 237	2 254
5 December 2023	ABIFI	4.000% Notes due 2043	USD	404	64	340
These tender offers were financed with cash.
Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.
AB InBev’s net debt decreased to 67.6 billion US dollar as at 31 December 2023, from 69.7 billion US dollar as at 31 December 2022. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (5.8 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (3.0 billion US dollar) and foreign exchange impact on net debt (0.9 billion US dollar increase of net debt).

F-4
6

The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	31 December 2023	31 December 2022
Non-current interest-bearing loans and borrowings	74 163	78 880
Current interest-bearing loans and borrowings	3 987	1 029
Interest-bearing loans and borrowings	78 150	79 909

Bank overdrafts	17	83
Cash and cash equivalents	(10 332)	(9 973)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(168)	(183)
Debt securities (included within Investment securities)	(94)	(123)
Net debt	67 573	69 713
Reconciliation of liabilities arising from financing activities
The table below details the changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt
Balance at 1 January 2023	78 880	1 029
Proceeds from borrowings	59	143
Repayments of borrowings	(3 004)	(94)
Capitalization / (payment) of lease liabilities	686	(458)
Amortized cost	61	-
Unrealized foreign exchange effects	909	83
Current portion of long-term debt	(3 113)	3 113
(Gain)/Loss on bond redemption and other movements	(316)	171
Balance at 31 December 2023	74 163	3 987

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt
Balance at 1 January 2022	87 369	1 408
Proceeds from borrowings	74	17
Repayments of borrowings	(6 698)	(567)
Capitalization / (payment) of lease liabilities	794	(519)
Amortized cost	63	-
Unrealized foreign exchange effects	(1 776)	(6)
Current portion of long-term debt	(617)	617
(Gain)/Loss on bond redemption and other movements	(329)	79
Balance at 31 December 2022	78 880	1 029
.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt
Balance at 1 January 2021	95 478	3 081
Proceeds from borrowings	148	306
Payments on borrowings	(6 735)	(2 230)
Capitalization / (payment) of lease liabilities	697	(547)
Amortized cost	64	-
Unrealized foreign exchange effects	(2 149)	(88)
Current portion of long-term debt	(875)	875
(Gain)/Loss on bond redemption and other movements	741	10
Balance at 31 December 2021	87 369	1 408

F-4
7

23. Pensions and similar obligations
AB InBev sponsors various post-employment benefit plans worldwide, which include both defined contribution plans, defined benefit plans, and other post-employment benefits. In accordance with IAS 19
Employee Benefits
post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.
DEFINED CONTRIBUTION PLANS
For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2023, contributions paid into defined contribution plans for the company amounted to 166m US dollar compared to 164m US dollar for 2022 and to 147m US dollar for 2021.
DEFINED BENEFIT PLANS
During 2023, the company contributed to 84 defined benefit plans, of which 65 are retirement or leaving service plans, 15 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Barbados, Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.
The present value of funded obligations includes a 113m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. As at 31 December 2023, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the statement of financial position is nil.
The employee benefit net liability amounts to 1 661m US dollar as at 31 December 2023 compared to 1 523m US dollar as at 31 December 2022. In 2023, the fair value of the plan assets increased by 75m US dollar and the defined benefit obligations increased by 212m US dollar. The increase in the employee benefit net liability is mainly driven by decreases in the discount rates partially offset by favorable asset returns.
The company’s net liability for post-employment and long-term employee benefit plans comprises the following as at 31 December 2023 and 2022:

Million US dollar	2023	2022
Present value of funded obligations	(4 784)	(4 604)
Fair value of plan assets	3 882	3 807
Present value of net obligations for funded plans	(902)	(797)
Present value of unfunded obligations	(619)	(587)
Present value of net obligations	(1 521)	(1 384)

Unrecognized asset	(38)	(43)
Net liability	(1 559)	(1 427)

Other long term employee benefits	(102)	(96)
Total employee benefits	(1 661)	(1 523)

Employee benefits amounts in the statement of financial position:
Liabilities	(1 673)	(1 534)
Assets	12	11
Net liability	(1 661)	(1 523)

F-4
8

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2023	2022	2021
Defined benefit obligation at 1 January	(5 191)	(7 478)	(8 496)
Current service costs	(50)	(69)	(80)
Interest cost	(302)	(229)	(212)
Past service gain/(cost)	4	-	(5)
Settlements	99	114	176
Benefits paid	469	549	553
Contribution by plan participants	(2)	(2)	(3)
Actuarial gains/(losses) – demographic assumptions	17	(2)	(41)
Actuarial gains/(losses) – financial assumptions	(220)	1 854	460
Experience adjustments	(44)	(116)	16
Exchange differences	(182)	243	154
Transfers and other movements	-	(55)	-
Defined benefit obligation at 31 December	(5 403)	(5 191)	(7 478)
As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.1 billion US dollar relating to active employees, 1.0 billion US dollar relating to deferred members and 3.3 billion US dollar relating to members in retirement.
The changes in the fair value of plan assets are as follows:

Million US dollar	2023	2022	2021
Fair value of plan assets at 1 January	3 807	5 381	5 649
Interest income	217	157	137
Administration costs	(17)	(17)	(19)
Return on plan assets exceeding interest income	94	(1 084)	197
Contributions by AB InBev	218	220	241
Contributions by plan participants	2	2	3
Benefits paid net of administration costs	(469)	(551)	(553)
Assets distributed on settlements	(97)	(112)	(172)
Exchange differences	127	(188)	(102)
Transfers and other movements	-	(2)	-
Fair value of plan assets at 31 December	3 882	3 807	5 381
Actual return on plans assets amounted to a gain of 311m US dollar in 2023 compared to a loss of (927)m US dollar in 2022.
The changes in the unrecognized asset are as follows:

Million US dollar	2023	2022	2021
Irrecoverable surplus impact at 1 January	(43)	(32)	(31)
Interest expense	(4)	(3)	(2)
Changes excluding amounts included in interest expense	9	(8)	1
Irrecoverable surplus impact at 31 December	(38)	(43)	(32)
The expense recognized in the income statement with regards to defined benefit plans can be detailed as follows:

Million US dollar	2023	2022	2021
Current service costs	(50)	(66)	(80)
Administration costs	(17)	(17)	(19)
Past service cost due to plan amendments, curtailments or settlements	6	2	(2)
(Losses)/gains due to experience and demographic assumption changes	(1)	-	1
Profit from operations	(61)	(81)	(100)
Net finance cost	(88)	(73)	(76)
Total employee benefit expense	(150)	(154)	(176)

9

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2023	2022	2021
Cost of sales	(18)	(25)	(30)
Distribution expenses	(9)	(11)	(11)
Sales and marketing expenses	(14)	(17)	(24)
Administrative expenses	(21)	(28)	(34)
Other operating (expense)/income	-	-	(1)
Net finance cost	(88)	(73)	(76)
Total employee benefit expense	(150)	(154)	(176)
Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the reporting date are as follows:

	2023

	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	5.3%	4.6%	9.3%	9.2%	4.7%	5.6%
Price inflation	2.0%	2.0%	3.5%	3.5%	3.2%	2.6%
Future salary increases	-	1.0%	4.3%	6.7%-3.9%	-	3.7%
Future pension increases	-	2.0%	3.5%	3.5%	3.1%	2.8%
Medical cost trend rate	6.8%-4.5%	4.5%	-	7.1%	-	6.7%-6.2%
Life expectation for a 65-year old male	86	87	85	85	87	85
Life expectation for a 65-year old female	88	90	88	87	89	88

	2022

	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	5.5%	5.1%	9.5%	10.0%	4.9%	5.9%
Price inflation	2.5%	2.0%	3.5%	3.5%	3.2%	2.7%
Future salary increases	-	1.0%	4.5%-4.0%	7.1%-5.3%	-	4.0%
Future pension increases	-	2.0%	3.5%	3.5%	3.0%	2.7%
Medical cost trend rate	7.0%-4.5%	4.5%	-	7.1%	-	6.8%-6.1%
Life expectation for a 65-year old male	86	87	85	85	87	85
Life expectation for a 65-year old female	88	90	88	87	89	88
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

F-
50

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
The weighted average duration of the defined benefit obligation in 2023 is 11.0 years (2022: 11.4 years). An increase in bond yields reduces the average duration.
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	2023

Million US dollar	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	0.5%	(275)	300
Price inflation	0.5%	96	(103)
Future salary increases	0.5%	23	(21)
Medical cost trend rate	1%	25	(22)
Mortality	One year	155	(157)
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
The fair value of plan assets at 31 December consists of the following:

	2023			2022

Million US dollar	Quoted	Unquoted	Total	Quoted	Unquoted	Total

Government bonds	38%	-	38%	34%	-	34%
Corporate bonds	27%	1%	28%	30%	-	30%
Equity instruments	22%	-	22%	24%	-	24%
Property	-	6%	6%	-	7%	7%
Insurance contracts and others	3%	3%	6%	4%	1%	5%
	90%	10%	100%	91%	8%	100%
AB InBev expects to contribute approximately 229m US dollar for its funded defined benefit plans and 76m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2024.

F-
51

24. Share-based payments
Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans: the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“RSU Plan for Directors”), and the various long-term incentive plan for executives (“LTI Plan Executives”). These share-based payment programs relate to either AB InBev shares or American Depository Shares (“ADSs”) as underlying equity instruments. All the company share-based payment plans are equity-settled. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. Share-based payment transactions resulted in a total expense of 570m US dollar for 2023, as compared to 448m US dollar for 2022 and 510m US dollar for 2021, which included an amount of 72m US dollar that was reported in exceptional items representing the IFRS 2 cost related to the Zenzele Kabili scheme. For more details, refer to Note 21
Changes in equity and earnings per share
.
AB INBEV SHARE-BASED COMPENSATION PROGRAMS
Share-Based Compensation Plan for Executives
Under this plan, members of the Executive Committee and other senior employees receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares, referred to as voluntary shares. The voluntary shares are entitled to dividends from the date of grant and are subject to a lock-up period of three years. They are granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of RSUs (Discounted Shares). Executives who invest in Voluntary Shares also receive one and a half matching shares for each voluntary share invested up to a limited total percentage of each executive’s variable compensation. These matching shares are also delivered in the form of RSUs (Matching Shares). The RSUs relating to the Matching Shares and the Discounted Shares vest over a three
 or five-year period and are subject to specific restrictions or forfeiture provisions in the event of termination of service.
During 2023, AB InBev issued 1.7m discounted and matching RSUs in relation to bonuses granted to company employees and management (2022: 4.8m discounted and matching RSUs). These discounted and matching RSUs represent a fair value of approximately 102m US dollar (2022: 293m US dollar).
Restricted Stock Units Plan for Directors
The remuneration of the directors comprises a fixed cash fee component and a share-based component. The share-based portion of the remuneration of the directors of the company is granted in the form of RSUs that vest after five years and, upon vesting, entitle their holders to one AB InBev share per RSU.
During 2023, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (2022: 0.1m with an estimated fair value of 4m US dollar).
Annual LTI Plans for Executives
Subject to management’s assessment of the executive’s performance and future potential, members of senior management may be eligible for an annual long-term incentive to be paid out in RSUs, Performance Stock Units (“PSUs”) and/or stock options.

●
Long-term Incentive RSUs
: They cliff vest over a
three or five-year
period. Upon vesting, each RSU entitles its holder to acquire one share. During 2023, AB InBev issued 2.9m RSUs with an estimated fair value of 183m US dollar under this plan (2022: 3.9m RSUs with an estimated fair value of 228m US dollar under this plan). Out of these RSUs, 0.1m RSUs were granted to members of the Executive Committee (2022: 0.5m RSUs).

●
Long-term PSUs
: They cliff vest over a three-year period. Upon vesting of the PSUs, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (“TSR”) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such units entitle their holders is subject to a hurdle and cap. During 2023, 0.5m PSUs were granted to Executives with an estimated fair value of 39m US dollar (2022: 0.5m PSUs with an estimated fair value of 39m US dollar under this plan). Out of these PSUs, 33 thousand PSUs were granted to members of the Executive Committee (2022: 0.1m PSUs).

Exceptional LTI Plans for Executives
RSUs, PSUs or stock options may be granted from time to time to members of the senior management of the company, who have made a significant contribution to the success of the company (achieving the growth agenda, specific acquisitions, etc.). Vesting of such RSUs, PSUs or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants.

F-
52

During 2023 and 2022, no exceptional grants were made to Executives.
Other Recurring LTI RSU Plans for Executives
AB InBev has specific recurring long-term RSU incentive programs in place, including:

●
A
base long-term RSUs program
allowing for the offer of RSUs to members of the company’s senior management. In addition to the annual Long-term RSUs described above, under this program, RSUs can be granted under other sub-plans with specific terms and conditions and for specific purposes, e.g., for special retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the RSUs vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. In 2023, 0.6m RSUs with an estimated fair value of 35m US dollar were granted under this program (2022: 0.7m RSUs with an estimated fair value of 44m US dollar). No RSUs were granted to members of the Executive Committee in 2023 and 2022 under this program.

●
A program allowing for certain employees to purchase company shares at a discount and that is aimed at providing a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“
People bet share purchase program
”) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching RSUs which vest after five years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2023, no RSUs were granted under this plan (2022: 0.1m RSUs representing a fair value of 7m US dollar).

Other disclosures for Share-based payments
No stock options were granted in 2023, 2022 and 2021. The total number of outstanding AB InBev options developed as follows:

Million options	2023	2022	2021
Options outstanding at 1 January	83.2	102.7	113.3
Options exercised during the year	(2.2)	(1.0)	(1.3)
Options forfeited during the year	(1.3)	(14.9)	(9.2)
Options lapsed during the year	(3.9)	(3.6)	-
Options outstanding at the end of December	75.8	83.2	102.7
The range of exercise prices of the outstanding options is between 10.32 euro (11.40 US dollar)
1
and 128.46 euro (141.95 US dollar) while the weighted average remaining contractual life is 5.8 years.
Out of the 75.8m outstanding options, 23.7m options are vested at 31 December 2023.
The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar	2023	2022	2021
Options outstanding at 1 January	76.04	64.77	71.22
Exercised during the year	29.96	16.11	46.30
Forfeited during the year	67.66	94.76	89.56
Lapsed during the year	96.27	88.10	-
Outstanding at the end of December	79.46	76.04	64.77
Exercisable at the end of December	108.11	102.19	98.27
For share options exercised during 2023, the weighted average share price at the date of exercise was 54.83 euro (60.59 US dollar)
1
.

1
Amounts have been converted to US dollar at the closing rate of the respective period.

F-
53

The total number of outstanding AB InBev RSUs and PSUs developed as follows:

Million RSU and PSUs	2023	2022	2021
RSUs and PSUs outstanding at 1 January	28.7	20.9	19.1
RSUs and PSUs issued during the year	5.9	10.1	3.9
RSUs and PSUs vested during the year	(4.3)	(0.5)	(1.1)
RSUs and PSUs forfeited during the year	(1.3)	(1.8)	(1.1)
RSUs and PSUs outstanding at the end of December	29.0	28.7	20.9
AMBEV SHARE-BASED COMPENSATION PROGRAMS
Since 2005, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 47 thousand matching RSUs in 2023 with an estimated fair value of less than 1m US dollar (2022: 44 thousand matching RSUs with an estimated fair value of less than 1m US dollar).
Since 2018, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. The vesting period is three
or five years. Under the 2018 Share-based compensation plan, Ambev issued
33.7m matching RSUs in 2023 with an estimated fair value of 93m US dollar (2022: 49.3m matching RSUs with an estimated fair value of 148m US dollar).
As of 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. No stock options were granted in 2023, 2022 and 2021.
The total number of outstanding Ambev options developed as follows:

Million options	2023	2022	2021
Options outstanding at 1 January	99.8	113.8	127.3
Options exercised during the year	-	-	(5.2)
Options forfeited during the year	(11.8)	(14.0)	(8.3)
Options outstanding at the end of December	88.0	99.8	113.8
The range of exercise prices of the outstanding options is between 15.95 Brazilian real (3.29 US dollar) and 32.81 Brazilian real (6.78 US dollar) while the weighted average remaining contractual life is 3.6 years.
Of the 88m outstanding options 68.6m options are vested at 31 December 2023.
The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar	2023	2022	2021
Options outstanding at 1 January	3.72	3.57	3.81
Forfeited during the year	4.68	4.33	4.53
Exercised during the year	-	-	2.36
Outstanding at the end of December	3.89	3.72	3.57
Exercisable at the end of December	3.94	3.86	3.79
The total number of outstanding Ambev RSUs and PSUs developed as follows:

Million RSUs and PSUs	2023	2022	2021
RSUs and PSUs outstanding at 1 January	109.8	63.8	49.6
RSUs and PSUs issued during the year	33.7	49.3	20.7
RSUs and PSUs vested during the year	(18.3)	(0.2)	(5.0)
RSUs and PSUs forfeited during the year	(5.2)	(3.1)	(1.5)
RSUs and PSUs outstanding at the end of December	120.0	109.8	63.8
BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM
Share-Based Compensation Plan
In March 2020, Budweiser APAC set up a program allowing for certain employees to invest some or all of their variable compensation in Budweiser APAC shares (Voluntary Shares). As an additional reward, employees who invest in Voluntary Shares also receive a company shares match of one and a half matching shares for each Voluntary Share invested up to a limited total percentage of each employee’s variable compensation. In 2023, Budweiser APAC issued 4.1m matching

F-5
4

RSUs in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 13m US dollar (2022: 12.5m matching restricted stock units with an estimated fair value of 39m US dollar).
Discretionary Restricted Stock Units Plan
In December 2019, Budweiser APAC set up a discretionary RSUs plan which allows for the offer of RSUs to certain employees in certain specific circumstances, at the discretion of the Board, e.g., as a special retention incentive. The RSUs vest after three to five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2023 and 2022, no RSUs were granted under this program.
New Restricted Stock Units Plan
In November 2020, Budweiser APAC set up a new RSUs plan which allows for the offer of RSUs to certain eligible employees in certain specific circumstances, at the discretion of the Board, e.g., as a long-term incentive. The vesting period of the RSUs is in principle between three and five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer periods for specific grants or introduce performance tests similar to other programs in the company. In 2023, some RSUs include a performance test. They cliff vest between three and five years. Upon vesting, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three
to five-year TSR relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such units entitle their holders is subject to a hurdle and cap. During 2023, 29.8m RSUs with an estimated fair value of 50m US dollar were granted under this program to a selected number of employees (2022: 14.1m RSUs with an estimated fair value of 45m US dollar).
People Bet Plan
In March 2020, Budweiser APAC set up a program allowing for certain employees to purchase Budweiser APAC shares at a discount which is aimed at providing a long-term retention incentive for high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”). The voluntary investment in company shares le ads to the grant of an amount of matching RSUs, which vest after five years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. During 2023, no RSUs were granted under this program (2022:
0.5m RSUs with an estimated fair value of 2m US dollar).
25. Provisions

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2023	51	436	85	572
Effect of movements in foreign exchange	1	16	(3)	14
Provisions made	31	132	-	163
Provisions used	(14)	(86)	(19)	(119)
Provisions reversed	-	(42)	-	(42)
Other movements	-	20	(19)	1
Balance at 31 December 2023	69	476	44	589

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2022	80	420	106	605
Effect of movements in foreign exchange	(5)	(11)	(2)	(18)
Provisions made	37	157	32	226
Provisions used	(37)	(109)	-	(147)
Provisions reversed	-	(21)	-	(22)
Other movements	(23)	1	(50)	(73)
Balance at 31 December 2022	51	436	85	572
The restructuring provisions are primarily explained by the organizational alignments - see also Note 8
Exceptional items
. Provisions for disputes mainly relate to various disputed taxes other than income taxes and to claims from former employees.

F-5
5

The provisions are expected to be settled within the following time windows:

Million US dollar	Due within one year	Due after one year	Total
Restructuring	56	13	69

Indirect taxes	24	79	103
Labor	34	71	105
Commercial	50	24	74
Excise duties	2	19	21
Other disputes	81	92	173
Disputes	191	285	476

Other provisions	23	21	44
Total provisions	270	319	589
26. Trade and other payables

Million US dollar	31 December 2023	31 December 2022

Indirect taxes payable	105	174
Trade payables	256	176
Deferred consideration on acquisitions	308	464
Other payables	69	46
Non-current trade and other payables	738	859

Trade payables and accrued expenses	17 729	18 589
Payroll and social security payables	1 439	1 520
Indirect taxes payable	3 149	2 768
Interest payable	1 407	1 428
Consigned packaging	1 041	1 012
Dividends payable	376	356
Deferred consideration on acquisitions	441	313
Other payables and deferred income	399	362
Current trade and other payables	25 981	26 349
The company has entered into reverse factoring arrangements with suppliers in the amount of 102m US dollar as at 31 December 2023, mostly due to legal requirements (31 December 2022: 134m US dollar). The nature, as well as the terms and conditions of the liabilities that are part of these arrangements do not differ from those of the company’s normal trade payables. As a result, these are presented as part of Trade and other payables in accordance with IAS 1
Presentation of financial statements
.
As at 31 December 2023, deferred consideration on acquisitions is mainly comprised of 0.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev (31 December 2022: 0.6 billion US dollar). See also Note 27
Risk arising from financial instruments
and Note 28
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other
.

F-5
6

27. Risks arising from financial instruments
A)   FINANCIAL ASSETS AND LIABILITIES
Set out below is an overview of financial assets and liabilities held by the company as at the dates indicated:

	31 December 2023				31 December 2022¹

Million US dollar	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total

Cash and cash equivalents	10 332	-	-	10 332	9 973	-	-	9 973
Trade and other receivables	5 517	-	-	5 517	4 973	-	-	4 973
Investment securities	27	67	151	245	25	97	149	272
Foreign exchange derivatives	-	48	315	363	-	41	186	227
Commodities	-	-	131	131	-	-	101	101
Cross currency interest rate swaps	-	-	52	52	-	-	63	63
Interest rate swaps	-	3	-	3	-	-	-	-
Financial assets	15 876	118	649	16 642	14 971	139	498	15 608
Non-current	473	-	195	668	522	15	193	730
Current	15 403	118	454	15 975	14 450	124	305	14 878
.
Trade and other payables	21 284	741	-	22 026	21 983	762	-	22 746
Non-current interest-bearing loans and borrowings	73 592	571	-	74 163	78 880	-	-	78 880
Current interest-bearing loans and borrowings	3 987	-	-	3 987	1 029	-	-	1 029
Bank overdrafts	17	-	-	17	83	-	-	83
Equity swaps	-	4 718	-	4 718	-	4 763	-	4 763
Foreign exchange derivatives	-	18	414	432	-	20	245	265
Cross currency interest rate swaps	-	-	164	164	-	16	171	187
Commodities	-	-	145	145	-	-	271	271
Interest rate swaps	-	10	-	10	-	3	2	5
Financial liabilities	98 880	6 058	723	105 662	101 975	5 565	689	108 229
Non-current	73 920	876	151	74 947	79 108	473	168	79 749
Current	24 961	5 182	573	30 715	22 867	5 092	521	28 480

1
Amended to conform to 2023 pre
sentati
on.

F-5
7

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
The table below provides an overview of the notional amounts of derivatives outstanding as at the dates indicated by maturity bucket.

	31 December 2023					31 December 2022

Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Foreign exchange forwards	13 440	105	300	-	-	11 445	479	-	-	-
Foreign currency futures	245	-	-	-	-	503	-	-	-	-

Interest rate
Interest rate swaps	580	-	-	-	-	1 000	-	-	-	-
Cross currency interest rate swaps	1 217	1 863	510	4 353	717	900	1 923	1 834	2 608	560

Commodities
Aluminum swaps	1 780	-	-	-	-	2 161	4	-	-	-
Other commodity derivatives	913	25	-	-	-	1 160	22	-	-	-

Equity
Equity derivatives	11 189	-	-	-	-	10 800	-	-	-	-

F-5
8

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
hedged
as
soon as they are highly probable.
The table below shows the company’s main net foreign currency positions for firm commitments and forecasted transactions fo
r
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

	31 December 2023			31 December 2022¹

Million US dollar	Total exposure	Total hedges	Open position	Total exposure	Total hedges	Open position

Euro/Colombian peso	(138)	65	(73)	(66)	41	(25)
Euro/Mexican peso	(99)	95	(4)	(108)	100	(8)
Euro/Pound sterling	(71)	65	(6)	(136)	112	(24)
Euro/South African rand	(99)	86	(13)	(67)	31	(36)
Mexican peso/Euro	(219)	180	(39)	(269)	268	(1)
Mexican peso/US dollar	(100)	71	(29)	(68)	50	(18)
US dollar/Argentinean peso	(437)	-	(437)	(702)	206	(496)
US dollar/Brazilian real	(1 832)	1 833	1	(1 955)	1 789	(166)
US dollar/Canadian dollar	(310)	291	(19)	(310)	249	(61)
US dollar/Chilean peso	(164)	129	(35)	(135)	129	(6)
US dollar/Chinese yuan	(87)	83	(4)	(125)	113	(12)
US dollar/Colombian peso	(546)	542	(4)	(615)	559	(56)
US dollar/Dominican peso	(108)	26	(82)	(121)	-	(121)
US dollar/Euro	(90)	100	10	(134)	111	(23)
US dollar/Mexican peso	(1 229)	1 282	53	(1 442)	1 436	(6)
US dollar/Paraguayan guarani	(157)	152	(5)	(144)	135	(9)
US dollar/Peruvian nuevo sol	(217)	209	(8)	(264)	276	12
US dollar/South African rand	(224)	189	(35)	(196)	121	(75)
US dollar/South Korean won	(146)	135	(11)	(121)	110	(11)
Others	(394)	254	(140)	(305)	240	(65)
Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below.
Hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.
Foreign exchange risk on foreign currency denominated debt
AB InBev’s policy is to have the debt in the subsidiaries as much as possible linked to the functional currency of the subsidiary. To the extent this is not the case, foreign exchange risk is managed using derivatives unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration a holistic risk management approach.
A description of the foreign currency risk hedging of debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the
Interest Rate Risk
section below.

1
Amended to conform to 2023 presentation.

9

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
peso, Canadian dollar, Chilean peso, Dominican peso and South African rand against the US dollar.
The company uses a sensitivity analysis to estimate the impact in its consolidated income statement and other comprehensive income of a strengthening or a weakening of the US dollar against the other group currencies. In case the open positions remain unchanged and with all other variables held constant, a 10% strengthening or weakening of the US dollar against other currencies could lead to an estimated decrease/increase on the consolidated profit before tax of approximately 98m US dollar over the next 12 months (31 December 2022: 144m US dollar; 31 December 2021: 99m US dollar). Applying a similar sensitivity on the total derivatives positions could lead to a negative/positive pre-tax impact on equity reserves of 504m US dollar (31 December 2022: 537m US dollar). The results of the sensitivity analysis should not be considered as projections of likely future events, as the gains or losses from exchange rates in the future may differ due to developments in the global financial markets.
Foreign exchange risk on net investments in foreign operations
AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative financial instruments as hedging instruments.
As of 31 December 2023, designated derivative financial instruments in net investment hedges applied on the company’s debt amount to 7 908m US dollar equivalent (31 December 2022: 8 482m US dollar). These instruments hedge foreign operations with Canadian dollar, Chinese yuan, Mexican peso and South Korean won functional currencies.
Net foreign exchange results
Foreign exchange results recognized on hedged and unhedged exposures are as follows:

Million US dollar	2023	2022	2021
Hedged (economic hedges)	70	297	717
Not hedged	(423)	(660)	(801)
	(353)	(363)	(84)
D) INTEREST RATE RISK
The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.
Fair value hedges
US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)
The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 0.6 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in fair value hedge accounting relationships.
Cash flow hedges
Pound sterling bond hedges (foreign currency risk and interest rate risk on borrowings in pound sterling)
In September 2013, the company issued a pound sterling bond for 500m pound sterling at a rate of 4.00% per year and maturing in September 2025. In May 2017, the company issued a pound sterling bond for 700m pound sterling at a rate of 2.25% per year and maturing in May 2029, and issued a pound sterling bond for 900m pound sterling at a rate of 2.85% per year and maturing in May 2037. These bonds have a principal outstanding as of 31 December 2023 of 500m, 337m and 248m pound sterling, respectively.
The impact of changes in the pound sterling exchange rate and interest rate on these bonds is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in cash flow hedge relationships.

F-
60

US dollar bank loan hedges (foreign currency risk on borrowings against the Nigerian naira)
The company has a floating rate loan denominated in US dollar for a total of 389m in Nigeria. This loan is held by an entity with functional currency in Nigerian Naira. In order to hedge against fluctuations in foreign exchange rates, the company entered into foreign exchange futures which have been designated in a cash flow hedge relationship.
Economic Hedges
Marketable debt security hedges (interest rate risk on Brazilian real)
During 2023, 2022 and 2021, Ambev invested in highly liquid Brazilian real denominated government debt securities.
Interest rate sensitivity analysis
The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

31 December 2023 Interest-bearing financial liabilities Million US dollar	Before hedging		After hedging
	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Euro	4.27%	1 086	4.27%	1 086
US dollar	6.00%	505	6.35%	789
Other	10.47%	299	11.66%	595
		1 889		2 469
Fixed rate
Canadian dollar	4.54%	625	4.37%	2 988
Chinese yuan	2.91%	57	2.49%	2 437
Euro	2.26%	21 233	2.46%	22 072
Pound sterling	5.38%	2 122	8.24%	827
South Korean won	5.49%	49	1.85%	2 209
US dollar	5.02%	50 368	5.20%	43 344
Other	8.85%	1 825	10.00%	1 820
		76 277		75 697

31 December 2022 Interest-bearing financial liabilities Million US dollar	Before hedging		After hedging
	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Canadian dollar	-	-	4.34%	1 455
Euro	1.68%	1 048	1.68%	1 048
Pound sterling	-	-	3.70%	1 078
South Korean won	-	1	3.08%	311
US dollar	5.05%	430	-	-
Other	13.39%	252	11.17%	666
		1 730		4 557
Fixed rate
Canadian dollar	4.50%	613	4.37%	3 741
Chinese yuan	2.44%	50	2.50%	1 230
Euro	2.27%	20 391	2.31%	21 242
Pound sterling	5.13%	2 208	5.55%	1 607
South Korean won	2.96%	46	0.94%	1 896
US dollar	4.99%	53 478	5.27%	44 547
Other	10.53%	1 476	12.19%	1 172
		78 261		75 434
As at 31 December 2023, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 17m US dollar (31 December 2022: 83m US dollar). As disclosed in the above table, 2 469m US dollar or 3.2% of the company’s interest-bearing financial liabilities bears interest at a variable rate.
The sensitivity analysis has been prepared based on the exposure to interest rates for the floating rate debt after hedging, assuming the amount of liability outstanding at reporting date was outstanding for the whole year. The company estimates that an increase or decrease of
100
basis points represents a reasonably possible change in applicable interest rates. Accordingly, if interest rates had been higher/lower by 100 basis points, with all other variables held constant, the interest expense would have been 26m US dollar higher/lower (31 December 2022: 46m US dollar; 31 December 2021: 20m US dollar). This impact would have been more than offset by 96m US dollar higher/lower interest income on interest-bearing

F-
61

financial assets (31 December 2022: 93m US dollar; 31 December 2021: 81m US dollar). Additionally, the pre-tax impact on equity reserves from the market value of hedging instruments would not have been significant.
Interest expense
Interest expense recognized on unhedged and hedged financial liabilities are as follows:

Million US dollar	2023	2022	2021
Financial liabilities measured at amortized cost – not hedged	(3 722)	(3 641)	(3 836)
Fair value hedges	(22)	(20)	(6)
Cash flow hedges	28	24	17
Net investment hedges - hedging instruments (interest component)	10	(1)	-
Economic hedges	-	42	141
	(3 705)	(3 597)	(3 684)
E)   COMMODITY PRICE RISK
The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to price volatility. The most significant commodity exposures are included in the table below (expressed in outstanding notional amounts):

Million US dollar	31 December 2023	31 December 2022

Aluminum	1 780	2 165
Energy	249	417
Corn	289	321
Wheat	163	127
Plastic	95	122
Rice	51	100
Sugar	91	95
	2 719	3 348
Commodity price sensitivity analysis
The impact of changes in prices of commodities that are being financially hedged would not have had a material impact on AB InBev’s profit in 2023 as they are hedged using derivative contracts which are designated in hedge accounting in accordance with IFRS 9 rules.
The tables below show the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures would have on the equity reserves.

	2023			2022

		Pre-tax impact on equity			Pre-tax impact on equity

Million US dollar	Volatility of prices in %¹	Prices increase	Prices decrease	Volatility of prices in %¹	Prices increase	Prices decrease

Aluminum	19%	337	(337)	31%	665	(665)
Energy	52%	130	(130)	49%	206	(206)
Corn	27%	78	(78)	22%	72	(72)
Wheat	35%	56	(56)	52%	66	(66)
Plastic	15%	14	(14)	32%	25	(25)
Rice	26%	13	(13)	19%	19	(19)
Sugar	29%	26	(26)	22%	21	(21)
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
As at 31 December 2023, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total loss of (325)m US dollar recognized in the profit or loss account for the period in exceptional finance income/(cost). As at 31 December 2023, liabilities for equity swap derivatives amounted to 4.7 billion US dollar (31 December 2022: 4.8 billion US dollar).

1
Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2023 and 31 December 2022.

F-
62

Equity price sensitivity analysis
The sensitivity analysis on the equity swap derivatives, calculated based on a 18% (2022: 28%; 2021: 27%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 1 181m US dollar positive/negative impact on the 2023 profit before tax (31 December 2022: 1 660m US dollar; 31 December 2021: 1 604m US dollar).
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
The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 31 December 2023 to be limited.
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	31 December 2023			31 December 2022

Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Cash and cash equivalents	10 332	-	10 332	9 973	-	9 973
Trade receivables	4 734	(387)	4 347	3 980	(343)	3 637
Other receivables	1 483	(74)	1 409	1 545	(68)	1 477
Derivatives	549	-	549	391	-	391
Cash deposits for guarantees	164	-	164	189	-	189
Investment in unquoted companies	151	-	151	155	(5)	149
Loans to customers	72	-	72	81	-	81
Investment in debt securities	94	-	94	123	-	123
	17 578	(462)	17 116	16 434	(416)	16 019
There was no significant concentration of credit risks with any single counterparty as of 31 December 2023 and no single customer represented more than 10% of the total revenue of the group in 2023.

F-
63

Impairment losses
The allowance for impairment recognized during the period on financial assets was as follows:

	31 December 2023	31 December 2022	31 December 2021
Balance at end of previous year	(416)	(402)	(376)
Impairment losses	(54)	(38)	(37)
Derecognition	26	24	30
Currency translation and other	(18)	1	(19)
Balance at end of period	(462)	(416)	(402)
H)  LIQUIDITY RISK
Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

●	Debt servicing;

●	Capital expenditures;

●	Investments in companies;

●	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

●	Share buyback programs; and

●	Payments of dividends and interest on shareholders’ equity.

F-6
4

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

	31 December 2023

Million US dollar	Carrying amount¹	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(74 410)	(125 728)	(5 689)	(3 699)	(6 352)	(16 731)	(93 258)
Trade and other payables	(26 719)	(27 020)	(26 026)	(233)	(156)	(240)	(365)
Lease liabilities	(2 829)	(3 228)	(823)	(596)	(472)	(599)	(738)
Secured bank loans	(415)	(426)	(395)	(5)	(5)	(10)	(10)
Unsecured bank loans	(182)	(182)	(182)	-	-	-	-
Unsecured other loans	(314)	(364)	(200)	(109)	(28)	(16)	(11)
Bank overdraft	(17)	(17)	(17)	-	-	-	-
	(104 886)	(156 965)	(33 331)	(4 642)	(7 013)	(17 597)	(94 383)

Derivative financial liabilities
Equity derivatives	(4 718)	(4 718)	(4 718)	-	-	-	-
Foreign exchange derivatives	(432)	(432)	(428)	-	(4)	-	-
Cross currency interest rate swaps	(174)	(174)	(24)	(34)	(13)	(103)	-
Commodity derivatives	(145)	(145)	(145)	-	-	-	-
	(5 469)	(5 469)	(5 316)	(34)	(16)	(103)	-

Of which: related to cash flow hedges	(542)	(542)	(494)	(34)	-	(14)	-

	31 December 2022

Million US dollar	Carrying amount¹	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(76 798)	(133 670)	(3 273)	(5 683)	(3 783)	(15 482)	(105 450)
Trade and other payables	(27 208)	(27 453)	(26 376)	(170)	(349)	(260)	(297)
Lease liabilities	(2 492)	(2 840)	(618)	(566)	(414)	(531)	(712)
Secured bank loans	(393)	(405)	(371)	(5)	(5)	(10)	(14)
Unsecured bank loans	(100)	(100)	(100)	-	-	-	-
Unsecured other loans	(125)	(193)	(34)	(78)	(28)	(31)	(23)
Bank overdraft	(83)	(83)	(83)	-	-	-	-
	(107 199)	(164 745)	(30 856)	(6 501)	(4 579)	(16 313)	(106 496)

Derivative financial liabilities
Equity derivatives	(4 763)	(4 763)	(4 763)	-	-	-	-
Foreign exchange derivatives	(265)	(265)	(265)	-	-	-	-
Cross currency interest rate swaps	(192)	(191)	(9)	(43)	(47)	(62)	(30)
Commodity derivatives	(271)	(251)	(249)	(2)	-	-	-
	(5 492)	(5 471)	(5 287)	(45)	(47)	(62)	(30)

Of which: related to cash flow hedges	(551)	(530)	(469)	-	(43)	(17)	-

1
“Carrying amount” refers to the net book value as recognized in the statement of financial position at each reporting date.

F-6
5

I)  CAPITAL MANAGEMENT
AB InBev continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute strategic projects. AB InBev’s capital structure policy and framework aim to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. Management uses the same debt/equity classifications as applied in the company’s IFRS reporting to analyze the capital structure.
J)  FAIR VALUE
The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the statement of financial position:

	Assets		Liabilities		Net

	31 December	31 December	31 December	31 December	31 December	31 December

Million US dollar	2023	2022¹	2023	2022¹	2023	2022¹

Foreign currency
Foreign exchange derivatives	363	227	(432)	(265)	(70)	(38)

Interest rate
Interest rate swaps	3	-	(10)	(5)	(7)	(5)
Cross currency interest rate swaps	52	63	(164)	(187)	(112)	(124)

Commodities
Aluminum derivatives	72	52	(57)	(174)	15	(122)
Energy derivatives	30	12	(29)	(28)	1	(16)
Other commodity derivatives	29	36	(58)	(69)	(30)	(32)

Equity
Equity derivatives	-	-	(4 718)	(4 763)	(4 718)	(4 763)
	549	391	(5 469)	(5 492)	(4 920)	(5 101)
Of which:
Non-current	44	60	(151)	(184)	(107)	(124)
Current	505	331	(5 318)	(5 308)	(4 813)	(4 977)
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

Interest-bearing financial liabilities	31 December 2023		31 December 2022

Million US dollar	Carrying amount²	Fair value	Carrying amount²	Fair value

Fixed rate
US dollar	(49 917)	(52 268)	(52 993)	(52 158)
Euro	(20 379)	(19 796)	(19 655)	(17 926)
Pound sterling	(2 069)	(2 012)	(2 148)	(2 039)
Canadian dollar	(526)	(505)	(515)	(437)
Other	(558)	(554)	(458)	(448)
	(73 449)	(75 135)	(75 769)	(73 008)

1	Amended to conform to 2023 presentation.
2	“Carrying amount” refers to the net book value as recognized in the statement of financial position at each reporting date.

F-6
6

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 31 December 2023 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	51	-
Derivatives in a cash flow hedge relationship	28	381	-
Derivatives in a net investment hedge relationship	-	89	-
	28	530	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	741
Derivatives at fair value through profit and loss	-	4 736	-
Derivatives in a cash flow hedge relationship	18	524	-
Derivatives in a fair value hedge relationship	-	10	-
Derivatives in a net investment hedge relationship	-	181	-
	18	5 451	741

Fair value hierarchy 31 December 2022 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	41	-
Derivatives in a cash flow hedge relationship	36	219	-
Derivatives in a net investment hedge relationship	-	94	-
	36	364	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	762
Derivatives at fair value through profit and loss	-	4 799	-
Derivatives in a cash flow hedge relationship	26	525	-
Derivatives in a fair value hedge relationship	-	4	-
Derivatives in a net investment hedge relationship	-	138	-
	26	5 466	762
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period. Movements in 2023 and 2022 in the fair value “level 3” category of financial liabilities, measured on a recurring basis, are mainly related to the settlement and remeasurement of deferred consideration from
prior years acquisitions.
Non-derivative financial liabilities
As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. ELJ currently holds 15% of CND and the put option is exercisable in 2024 and 2026. As at 31 December 2023, the put option on the remaining shares held by ELJ was valued at 577m US dollar (31 December 2022: 585m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.
On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration
of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%.

F-6
7

K)  HEDGING RESERVES
The company’s hedging reserves disclosed in Note 21 C
hanges in equity and earnings per share
relate to the following instruments:

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves

As per 1 January 2023	491	(476)	131	145
Change in fair value of hedging instrument recognized in OCI	(237)	(197)	-	(434)
Reclassified to profit or loss / cost of inventory	102	368	-	470
As per 31 December 2023	356	(304)	131	181

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves

As per 1 January 2022	679	(306)	111	481
Change in fair value of hedging instrument recognized in OCI	143	39	-	183
Reclassified to profit or loss / cost of inventory	(331)	(208)	22	(518)
As per 31 December 2022	491	(476)	131	145
L)  OFFSETTING FINANCIAL ASSETS AND LIABILITIES
The following financial assets and liabilities are subject
to
offsetting, enforceable
master
netting agreements
and
similar agreements:

	31 December 2023

Million US dollar	Gross amount	Net amount recognized in the statement of financial position¹	Other offsetting agreements²	Total net amount

Derivative assets	549	549	(538)	11
Derivative liabilities	(5 469)	(5 469)	538	(4 931)

	31 December 2022

Million US dollar	Gross amount	Net amount recognized in the statement of financial position¹	Other offsetting agreements²	Total net amount

Derivative assets	391	391	(381)	10
Derivative liabilities	(5 492)	(5 492)	381	(5 111)

1	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules.
2	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules.

F-6
8

28.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	31 December 2023	31 December 2022

Collateral given for own liabilities	277	306

Contractual commitments to purchase property, plant and equipment	641	538

Contractual commitments to acquire loans to associates/customers	59	72

Other commitments	1 846	1 800
The collateral given for own liabilities of 277m US dollar as at 31 December 2023 contains 164m US dollar cash guarantees (31 December 2022: 306m US dollar collateral given for own liabilities contained 189m US dollar of cash guarantees). Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment, insurance guarantees or letters of guarantees. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37
Provisions, Contingent Liabilities and Contingent Assets
– see also Note 25
Provisions
. In the company’s statement of financial position, the cash guarantees are presented as part of other receivables – see Note 19
Trade and other receivables
. The legal proceedings covered by insurance guarantees and letters of guarantee issued by the company are disclosed in Note 29
Contingencies
. The remaining part of collateral given for own liabilities of 113m US dollar as at 31 December 2023 (31 December 2022: 117m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.
AB InBev has entered into commitments to purchase property, plant and equipment for 641m US dollar at 31 December 2023 (31 December 2022: 538m US dollar).
In a limited number of countries AB InBev has committed itself to acquire loans to associates/customers from banks at their notional amount if the associates/customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 59m US dollar at 31 December 2023 (31 December 2022: 72m US dollar).
Other commitments amount to 1 846m US dollar at 31 December 2023 and mainly cover guarantees given to pension funds, rental and other guarantees (31 December 2022: 1 800m US dollar).
In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements. For more details, refer to Note 22
Changes in equity and earnings per share
.
As at 31 December 2023, the M&A related commitments existed as discussed below.
Cervecería Nacional Dominicana S.A. (“CND”)
As part of the 2012 shareholders agreement

between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place
,
which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from
55
% to
85
%. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options, the put option being exercisable in 2024 and 2026. As of 31 December 2023, the put option for the remaining shares held by ELJ was valued
0.6
billion US dollar. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately
12
% of the shares of CND for
a net consideration
of 0.3
billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from
85
% to
97
%.

9

29.	Contingencies
The company has contingencies related to

legal proceedings and tax matters arising in the normal course of its business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters.
The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.
AMBEV TAX MATTERS
As of 31 December 2023 and 31 December 2022, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2023	31 December 2022
.
Income tax and social contribution	13 141	11 586
Value-added and excise taxes	5 528	4 965
Other taxes	953	854
	19 622	17 405
The most significant tax proceedings of Ambev are discussed below.
Ambev and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees in civil, labor and tax proceedings.
On 20 September 2023, Law 14,689 was enacted in Brazil (“Law 14,689/2023”), which provides for the cancellation of fines imposed in tax administrative proceedings decided in favor of the Brazilian Federal Tax Authorities by a tie-breaking vote at the federal administrative level, including any such proceedings that were subsequently escalated to the judicial level and, as of the date of publication of Law 14,689/2023, were pending decision at the second level judicial courts. Following the enactment of Law 14,689/2023, Ambev reassessed the likelihood of success in cases where fines were imposed in proceedings decided by a tie-breaking vote. This resulted in the reclassification of the risk of loss from possible to remote in the approximate amount of

6.9
billion Brazilian real (
1.4
billion US dollar) in some of the cases discussed below, such as the deductibility of goodwill amortization expenses, Foreign Earnings, Tax Loss Offset, and the Manaus Free Trade Zone - IPI.
INCOME TAX AND SOCIAL CONTRIBUTION
Foreign Earnings
Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.
The administrative proceedings have resulted in partially favorable decisions, most of which are still subject to review by the Administrative Court. In October 2022, the Lower Administrative Court rendered a favorable decision to Ambev in one case. In March 2023, the Lower Administrative Court rendered two favorable decisions and one partially favorable decision to Ambev in three cases related to the taxation of profits of foreign subsidiaries. Ambev is awaiting formal notification of these decisions to analyze the contents and any applicable legal motions or appeals before the judicial level. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.
In December 2023, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries. Ambev filed a defense in January 2024 and the case awaits decision by the first-level administrative court.
The updated assessed amount related to this uncertain tax position as of 31 December 2023 as per IFRIC 23 is approximately 6.1 billion Brazilian real (1.3 billion US dollar).

Ambev has not recorded any provision in connection therewith.
Goodwill InBev Holding
In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the

F-
70

unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.
In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the first-level administrative court and Lower Administrative Court. Ambev and the tax authorities both filed Special Appeals which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.
In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment which was subject to the Special Appeals filed by Ambev and the tax authorities. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment at the first-level judicial court.
The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 6.5 billion Brazilian real (1.3 billion US dollar). Ambev has not recorded any provisions for this matter based on
the
probability
of loss. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.
Goodwill Beverage Associate Holding (BAH)
In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In July 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev. The decision did not recognize the Special Appeal filed by the tax authorities, thereby preserving the portion of the decision rendered by the Lower Administrative Court that was favorable to Ambev with respect to the qualified penalties applied and the statute of limitations for one of the calendar years under discussion; this portion of the decision is final. In January 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision and received a favorable decision at the first-level judicial court. The tax authorities appealed this decision and the matter awaits judgment at the second level judicial court.
In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. In April 2019, the first-level administrative court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In April 2023, the Upper Administrative Court rendered partially favorable decisions to Ambev, related to the qualified penalties, in the Special Appeals. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions and the matter awaits judgment at the second level judicial court.
The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 1.4 billion Brazilian real (0.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Goodwill CND Holdings
In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. The Special Appeal filed by Ambev was partially admitted and is awaiting judgment.
In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the first-level administrative court. Ambev has filed an appeal to the Lower Administrative Court.
The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 1.4 billion Brazilian real (0.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Goodwill MAG

F-
71

In December 2022, CRBS S.A (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. Ambev filed a defense in January 2023. In November 2023, Ambev received a partially favorable decision from the first-level administrative court which reduced the qualified penalty applied to
100
% (instead of
150
% as initially charged). This decision is not final and is subject to review by the Lower Administrative Court. Ambev has filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision.
The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods.
Disallowance of financial expenses
In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated with financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first level administrative court regarding the 2016 case, which was confirmed by the Upper Administrative Court in April 2023.
In June 2021, Ambev received a partially favorable decision for the 2020 case at the first level administrative court and filed an appeal to the Lower Administrative Court. In March 2023, Ambev received a favorable decision from the Lower Administrative Court, which fully canceled the tax assessment related to 2020, and this decision became final in May 2023. In June 2022, Ambev received a partially favorable decision at the first level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.
The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
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
In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016, for which Ambev filed Special Appeals to the Upper Administrative Court. Ambev received unfavorable decisions at the Upper Administrative Court in respect of the Special Appeals in April 2023 and filed an appeal to the first-level judicial court in November 2023.
In connection with the tax assessments related to the periods of 2015 and 2016, additional tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. In 2021, Ambev received unfavorable decisions from the first-level administrative court in two of these assessments with respect to the 2015 and 2016 isolated fine cases, and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In 2022, Ambev received an unfavorable decision from the first-level administrative court in the second assessment related to the 2016 isolated fine case and filed an appeal in connection therewith which awaits judgment by the Lower Administrative Court. In October 2022, Ambev received a new tax assessment charging such isolated fine related to calendar year 2017. Ambev has filed a defense in this case, which awaits judgment by the first-level administrative court.
The other cases are still awaiting final decisions at both administrative and judicial courts.
In November 2023, Ambev received a new tax assessment charging such isolated fine related to calendar year 2018. Ambev has filed a defense in this case, which awaits judgment by the first-level administrative court.
The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 14.3 billion Brazilian real (2.9 billion US dollar).

Ambev has not recorded any provision in connection therewith.

F-
72

The company has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2023). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed.
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
In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Administrative Council for Tax Appeals (“CARF”).
The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter based on the probability of loss.
In February 2024, Arosuco received a unanimous favorable decision from CARF. Arosuco awaits formal notification of this decision to assess any potential impacts on the probability of loss and take any additional necessary actions.
Deductibility of IOC expenses
In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.
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
In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. Ambev filed a defense against this new tax assessment in January 2021. In June 2021, Ambev received a partially favorable decision and filed an appeal to the Lower Administrative Court, which also awaits judgment. Similar to the first tax assessment, the favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.
In December 2022, Ambev received a new tax assessment related to the deduction of the IOC in 2017. Ambev filed a defense against this new tax assessment in January 2023. In September 2023, Ambev received a partially favorable decision at the first-level administrative court and filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision. The favorable portion of the decision is subject to mandatory review by the Lower Administrative Court.
In November 2023, Ambev received a new tax assessment related to the deduction of the IOC in the periods 2018 to 2021. Ambev has filed a defense against this new tax assessment, which is pending decision by the first-level administrative court.
The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 27.4 billion Brazilian real (5.7 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
The uncertain tax position, as per IFRIC 23, continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2022-2023) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.

F-
73

In December 2023, Law No. 14,789/2023 (introduced in August 2023 as Provisional Measure No. 1,185), was enacted in Brazil, which changed the calculation basis for interest on equity effective as of 1 January 2024. As a result, effective as of 1 January 2024, the uncertain tax treatment, as per IFRIC 23, is limited only to Corporate Income Taxes calculated in accordance with rules and regulations in place prior to the enactment of Law No. 14,789/2023.
Disallowance on Income Tax deduction
In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first-level administrative court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision.

The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 2.6 billion Brazilian real (0.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
This uncertain tax position, as per IFRIC 23, continued to be applied by the Company impacting calendar years following those assessed (2019-2023) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.
In February 2024, Arosuco received a partially favorable, unanimous decision from CARF, which partially granted the appeal filed by Arosuco. The decision recognizes Arosuco’s full enjoyment of the tax benefit reduction provided by Provisional Measure No. 2199-14/2001, and only requires payment of a portion of the assessment related to the difference in calculation methodology between the tax authorities and Arosuco, as the taxpayer. The portion of the assessed amount as of 31 December 2023 related to the tax incentive is approximately
2.6
billion Brazilian real (0.5 billion US dollar), and the portion related to the calculation difference is approximately
0.02
billion Brazilian real (5 million US dollar). Arosuco awaits formal notification of this decision to assess any potential impacts on the probability of loss and take any additional necessary actions.
Tax Loss Offset
Ambev and certain of its subsidiaries received a number of assessments from the Brazilian Federal Tax Authorities relating to the offset of tax losses carried forward in the context of business combinations.
In February 2016, the Upper Administrative Court ruled unfavorably to Ambev in two of these cases, following which Ambev filed judicial proceedings. In September 2016, Ambev received a favorable first-level decision in one of the judicial claims which was confirmed by the second-level judicial court in December 2022. This decision was appealed by the tax authorities. In March 2017, Ambev received an unfavorable first-level decision with respect to the second judicial case and filed an appeal, which is pending judgment by the second-level judicial court.
In a third case, Ambev received an unfavorable decision from the Lower Administrative Court in June 2019. Ambev filed an appeal to the Upper Administrative Court, which was unfavorably decided against Ambev by a casting vote in February 2023. Due to the outcome of the judgment and considering the reductions provided for in Law No. 14,689/2023, Ambev opted to pay the assessment in December 2023, with the corresponding reductions.
The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 0.2 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
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

F-7
4

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/ /SP, with binding effect, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.
Ambev management estimates the possible loss related to these proceedings to be approximately 6.3 billion Brazilian real (1.3 billion US dollar) as of 31 December 2023. Ambev has not recorded any provision in connection therewith.
IPI Suspension
In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In July 2022, Ambev received the first judicial decision on this matter; the decision was unfavorable to Ambev and it filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first level decision and ordering the production of technical evidence as requested by Ambev in order to demonstrate the proper collection of IPI. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court.
In October 2022
, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid. The results of the tax audit, which were notified in January 2024, were partially favorable to Ambev, reducing 98% of the amount alleged to be owed by Ambev in this case. Ambev will file an appeal at the judicial level against the unfavorable portion of the decision.
Ambev management estimates the possible loss related to these assessments to be approximately 1.8 billion Brazilian real (0.4 billion US dollar) as of 31 December 2023. Ambev has not recorded any provision in connection therewith.
ICMS tax credits
Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. In August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision became final (and no longer subject to appeal) in December 2021.

With respect to the assessments issued by the State of São Paulo, Ambev received unfavorable decisions at the second administrative level in April, May and June 2022 and filed motions for reconsideration to the second administrative level. In September 2023, Ambev received partially favorable decisions related to the motions for reconsideration. The favorable portion of those decisions became final and is not subject to appeal, while the unfavorable portion is yet to be reviewed at the judicial level. In December 2023, the STF issued a binding decision (Claim of Non-compliance with a Fundamental Precept –
ADPF
No. 1004) holding that the unfavorable decisions regarding tax credits from the State of Amazonas issued by the State of São Paulo in 2022 are unconstitutional. Therefore, even though Ambev is not part of this trial at the STF, the central discussion has generated a positive impact on the Company’s assessments. Ambev management estimates the possible losses related to these assessments to be approximately
0.5
billion Brazilian real (
0.1
billion US dollar) as of 31 December 2023. Ambev has not recorded any provision in connection therewith.

In addition, in 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the second administrative level, which was amended by the third administrative level in favor of the tax authorities. This decision is not final and remains subject to appeal at the judicial level. With respect to the assessments issued by the State of São Paulo, Ambev received unfavorable decisions at the first administrative level. In these cases, Ambev has filed appeals at the second administrative level. In one of these cases, Ambev received an unfavorable decision from the second-level administrative authority, which is not final and has been appealed at a third-level authority. With regard to the other two cases, one is awaiting judgment, and the first-instance decision issued in respect of the other was cancelled, requiring a new trial to be held.
Ambev management estimates the possible losses related to these assessments to be approximately 0.8 billion Brazilian real (0.2 billion US dollar) as 31 December 2023.

F-7
5

ICMS-ST Trigger
Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the total possible loss related to this issue to be approximately
10.7
billion Brazilian real (
2.2
billion US dollar) as of 31 December 2023.

Ambev has not recorded any provision in connection therewith.
SOCIAL CONTRIBUTIONS
Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019, 2020 and 2023, Ambev received final favorable decisions at the administrative level in some of these cases. In 2023, the Lower Administrative Court rendered favorable decisions to Ambev in two other cases and Ambev is awaiting formal notification of these decisions, which are not final and remain subject to appeal. At the judicial level, one case is pending decision by the second level judicial court after the first-level judicial court rendered an unfavorable decision to Ambev.

Ambev
 management estimates the possible loss related to these assessments to be approximately
1.8
billion Brazilian real (
0.4
billion US dollar) as of 31 December 2023. Ambev has not recorded any provisions for this matter.
AB INBEV’S TANZANIA TAX MATTERS

Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for
850
billion Tanzanian shillings (
0.3
billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than
50
% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board. TBL believes that the assessment is without merit and will vigorously defend against the assessment. In accordance with IFRIC 23, no related provision has been made.

AB INBEV’S SOUTH AFRICA TAX MATTERS

The South African Revenue Service (“SARS”) conducted an audit of AB InBev’s South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA. The assessment from SARS claims that SAB owes
6.4
billion South African Rand (
0.3
billion US dollar) in taxes plus penalties and interest, which as at the time of assessment totals
17.7
billion Rand (
1
billion US dollar). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA has notified SAB that CCBA has received an assessment from SARS for
8.9
billion Rand (
0.5
billion US dollar). Both of these assessments are contested, but SAB may be required to secure or pre-pay some or all of the amounts assessed, pending the outcome of the challenge and any appeal(s). In accordance with IFRIC 23, no related provision for these matters has been made based on the probability of loss.
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

On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised

F-7
6

the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case was referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal. On 20 September 2023, the European General Court upheld the European Commission’s decision. That judgment has been appealed by AB InBev and other parties to the European Court of Justice.
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

In January 2019
, AB InBev deposited 68 million euro (75 million US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (75 million US dollar) in 2020.
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

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. The holders of these warrants claimed that they should receive the dividends relative to these shares since 2003, approximately
1.2
billion Brazilian real (
0.2
billion US dollar) in addition to legal fees. Among the seven cases related to this topic, one was settled in previous years. Five cases have been finally resolved favorably to Ambev, with three of these decided in the second quarter of 2023. The last case was ruled favorably to Ambev by the Superior Court of Justice and the decision became final in September 2023. With the closure of the last case, this litigation has ended completely in favor of the Company.
No
provisions have been made in connection with this litigation.

PROPOSED CLASS ACTION IN QUEBEC

Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

30.	Non-controlling interests
As at 31 December 2023 and 2022, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 61.76% ownership, and Budweiser APAC, an Asia Pacific listed subsidiary in which AB InBev has 87.22% ownership. The tables below provide summarized information derived from the consolidated financial statements of Ambev and Budweiser APAC as of 31 December 2023, 2022 and 2021, in accordance with IFRS.

F-7
7

Summarized financial information of Ambev and Budweiser APAC, in which the company has material non-controlling interests, is as follows:

	Ambev		Budweiser APAC
Million US dollar	31 December 2023	31 December 2022	31 December 2023	31 December 2022

Summarized statement of financial position information
Current assets	7 552	7 248	4 259	3 606
Non-current assets	19 846	19 193	11 975	12 390
Current liabilities	8 470	7 770	4 649	4 414
Non-current liabilities	2 374	2 700	735	748
Equity attributable to equity holders	16 312	15 707	10 785	10 765
Non-controlling interests	242	263	65	69

F-7
8

	Ambev			Budweiser APAC
Million US dollar	2023	2022	2021	2023	2022	2021

Summarized income statement and other comprehensive income information
Revenue	15 920	15 434	13 570	6 856	6 478	6 788
Net income	2 987	2 883	2 444	880	949	981

Attributable to:
Equity holders	2 895	2 800	2 360	852	913	950
Non-controlling interests	92	84	84	28	36	31

Net income	2 987	2 883	2 444	880	949	981
Other comprehensive income	(1 909)	(1 300)	629	(286)	(812)	(289)
Total comprehensive income	1 078	1 584	3 074	594	137	692

Attributable to:
Equity holders	1 011	1 517	2 970	567	105	660
Non-controlling interests	67	67	104	27	32	32

Summarized cash flow information
Cash flow from operating activities	4 934	3 997	4 266	1 811	1 577	1 903
Cash flow from investing activities	(1 151)	(969)	(1 441)	(447)	(440)	(731)
Cash flow from financing activities	(3 218)	(3 164)	(2 988)	(621)	(500)	(464)
Net increase/(decrease) in cash and cash equivalents	565	(136)	(163)	743	637	708
Dividends paid by Ambev and its subsidiaries to non-controlling interests (i.e., to entities outside the AB InBev Group) amounted to 1.0 billion US dollar, 1.0 billion US dollar and 0.8 billion US dollar for 2023, 2022 and 2021, respectively. In 2023, Budweiser APAC and its subsidiaries paid a final dividend related to the financial year 2022 to non-controlling interests amounting to 94m US dollar (2022: 83m US dollar; 2021: 67m US dollar).
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
. Key management personnel are also eligible for the company’s share option, restricted stock and other share-based programs (see Note 24
Share-based Payments
). Total directors and Executive Committee compensation included in the income statement can be detailed as follows:

	2023		2022		2021

Million US dollar	Directors	Executive Committee	Directors	Executive Committee	Directors	Executive Committee
Short-term employee benefits	2	12	2	15	2	24
Termination benefits	-	-	-	-	-	-
Share-based payment	-	46	-	35	-	33
	2	58	2	50	2	57
Directors’ compensation consists mainly of directors’ fees.
During 2023, AB InBev entered into the following transactions:

9

●
The lease of commercial premises and the acquisition of natural gas from and the sale of malt-based beverages and beer to companies in which one of the company’s Board Member had a significant influence as of 31 December 2023. The transactions happened mainly through AB In
Bev’s subsidiary Bavaria S.A. for an aggregated consideration of approximately
65
m US dollar (31 December 2022:
33
m US dollar; 31 December

2021:
19
m US dollar). The outstanding balance of these transactions as of 31 December 2023 amounts to
3
m US dollar (31 December 2022:
1
m US dollar).

In 2021, the company acquired, through
Grupo Modelo and its subsidiaries
, information technology and infrastructure services for a consideration of approximately
1
m US dollar from a company in which one of the company’s Board Member had significant influence. In 2022 and 2023, there were no
such transactions.
JOINTLY CONTROLLED ENTITIES
Interests in joint ventures include three entities in Brazil, one in Mexico and one in Canada. None of these joint ventures are material to the company.
TRANSACTIONS WITH ASSOCIATES
Significant interests in associates are shown in note 16
Investments in associates
. AB InBev’s transactions with associates were as follows:

Million US dollar	2023	2022	2021
.
Gross profit	(233)	(4)	58
Current assets	108	100	57
Current liabilities	9	16	99
TRANSACTIONS WITH PENSION PLANS
AB InBev’s transactions with pension plans mainly comprise (13)m US dollar other expense to pension plans in the US in 2023 (2022: (12)m US dollar; 2021: (12)m US dollar).

F-
80

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
Summarized Financial Information
The first five columns in the table below present summarized financial information for (i) ABISA, (ii) ABIWW, (iii) ABIFI and (iv) ABC, and (v) Brandbrew, Brandbev and Cobrew. Investments in consolidated subsidiaries are presented under the equity method of accounting as “Other non-current assets”.
The final column presents financial information for ABISA and the Subsidiary Guarantors on a combined basis after elimination of intercompany transactions and balances among them and excluding investments in and equity in the earnings of both non-Guarantor Subsidiaries and Guarantor Subsidiaries.

Income Statement For the year ended 31 December 2023 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Revenue	473	-	-	13 260	-	(52)	13 682
Cost of sales	(456)	-	-	(6 330)	-	47	(6 739)
Gross profit	17	-	-	6 930	-	(5)	6 943
Selling, general and administrative expenses	88	1 128	-	(5 889)	5	5	(4 664)
Other operating income/(expenses)¹	132	(4)	-	(285)	1	-	(157)
Profit/(loss) from operations	237	1 124	-	756	6	-	2 122
Net finance income/(cost)¹	(943)	(801)	16	(73)	(93)	-	(1 894)
Income tax expense	(11)	(85)	(5)	(179)	(20)	-	(299)
Profit/(loss)	(717)	238	11	504	(108)	-	(71)
Income from subsidiaries	6 058	761	-	257	421	(7 497)	-
Profit of the period	5 341	999	11	761	314	(7 497)	(71)

Income Statement For the year ended 31 December 2022 2 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Revenue	546	-	-	14 741	-	(57)	15 231
Cost of sales	(447)	-	-	(6 651)	-	51	(7 048)
Gross profit	99	-	-	8 090	-	(6)	8 183
Selling, general and administrative expenses	(326)	1 237	-	(5 752)	7	6	(4 828)
Other operating income/(expenses)¹	215	(4)	-	(23)	(1)	-	187
Profit/(loss) from operations	(11)	1 233	-	2 315	6	-	3 542
Net finance income/(cost)¹	(448)	(700)	15	(1 246)	204	-	(2 174)
Income tax expense	(15)	(125)	(3)	(250)	-	-	(393)
Profit/(loss)	(474)	409	12	818	210	-	975
Income from subsidiaries	6 444	1 014	-	199	263	(7 920)	-
Profit of the period	5 969	1 423	12	1 018	473	(7 920)	975

1	Other operating income/(expenses) and Net finance income/(cost) include exceptional items.
2	Amended to conform to 2023 presentation.

F-
81

Statement of Financial Position As at 31 December 2023 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Due from subsidiaries	12 812	19 682	3 762	48 907	5 200	(23 405)	66 958
Other non-current assets	111 216	81 459	4	126 096	16 155	(273 481)	61 448
Total non-current assets	124 028	101 141	3 766	175 003	21 355	(296 886)	128 407

Due from subsidiaries	3 240	8 146	448	915	14 744	(10 793)	16 700
Other current assets	234	129	-	1 870	254	-	2 487
Total current assets	3 474	8 275	448	2 784	14 998	(10 793)	19 187

Total equity	81 848	50 663	391	111 217	20 300	(273 481)	(9 062)

Due to subsidiaries	20 852	27 427	-	26 230	526	(23 405)	51 631
Other non-current liabilities	21 255	28 618	3 745	25 848	115	-	79 581
Total non-current liabilities	42 108	56 046	3 745	52 077	641	(23 405)	131 212

Due to subsidiaries	277	2 079	1	11 021	9 236	(10 793)	11 821
Other current liabilitie s	3 270	628	77	3 473	6 175	-	13 622
Total current liabilities	3 547	2 706	78	14 494	15 411	(10 793)	25 444

Statement of Financial Position As at 31 December 2022 1 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Due from subsidiaries	11 750	11 682	3 815	73 067	18 240	(19 522)	99 031
Other non-current assets	113 980	79 570	10	81 020	15 617	(228 219)	61 978
Total non-current assets	125 729	91 252	3 825	154 087	33 857	(247 741)	161 009

Due from subsidiaries	1 457	7 051	428	2 086	1 913	(9 342)	3 595
Other current assets	248	274	-	1 828	11 018	-	13 367
Total current assets	1 705	7 325	428	3 914	12 931	(9 342)	16 962

Total equity	73 398	55 459	380	108 991	23 241	(228 219)	33 250

Due to subsidiaries	20 311	12 018	-	8 500	3 350	(19 522)	24 657
Other non-current liabilities	22 836	30 541	3 802	27 122	200	-	84 502
Total non-current liabilities	43 147	42 559	3 802	35 622	3 550	(19 522)	109 159

Due to subsidiaries	2 517	38	-	9 272	10 408	(9 342)	12 894
Other current liabilities	8 372	521	71	4 115	9 588	-	22 668
Total current liabilities	10 889	559	71	13 387	19 996	(9 342)	35 562
33. Events after the reporting dat
e
None.

1	Amended to conform to 2023 presentation.

F-
82

34. AB InBev companies
The most important AB InBev companies included in the consolidation scope are listed below. The complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium.

The address of the registered office of the company is Grand Place 1, 1000 Brussels, Belgium.
LIST OF THE MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

Name and registered office of the fully consolidated companies	% economic interest as at 31 December 2023

Argentina
Cerveceria y Malteria Quilmes Saica Y G - Charcas 5160 - C1425BOF Buenos Aires	61.62%

Belgium
Anheuser-Busch InBev NV - Grand Place 1 - 1000 Brussels	Consolidating
Brasserie de l’Abbaye de Leffe S.A. - Place de l’Abbaye, 1 - 5500 - Dinant	98.54%
Brouwerij van Hoegaarden N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00%
Cobrew N.V - Brouwerijplein 1, 3000 Leuven	100.00%
InBev Belgium BV/SRL - Boulevard Industriel, 21 - 1070 Anderlecht	100.00%

Bolivia
Cervecería Boliviana Nacional S.A. - Av. Montes 400 & Calle Chuquisaca No. 121, Zona Challapampa, La Paz	52.70%

Botswana
Kgalagadi Breweries (Pty) Ltd - Grant Thornton Business Services, Plot 50370, Acumen Park, Fairgrounds, Gaborone¹	31.06%

Brazil
Ambev S.A. - Rua Dr. Renato Paes de Barros 1017, 3° Andar Itaim Bibi, São Paulo	61.76%

Canada
Labatt Brewing Company Limited - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.76%

Chile
Cerveceria Chile S.A - Av. Presidente Eduardo Frei Montalva 9600, Quilicura - 8700000 Santiago de Chile	61.76%

China
Anheuser-Busch Inbev (China) Sales Company Limited - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	87.22%
Anheuser-Busch InBev (Wuhan) Brewing Co., Ltd. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	84.66%
Anheuser-Busch InBev Sedrin Brewery Co., Ltd - No.1 West Xuejin Avenue,Hanjiang District - 351111 - Putian City, Fujian Province	87.22%
Anheuser-Busch InBev Southeast Sales Co., Ltd. - No.1 West Xuejin Avenue, Hanjiang District, Putian, Fujian , P.R.China - 351111 - Putian City, Fujian Province	87.22%
Blue Girl Beer (Guangzhou) Co. Ltd - Units 2101,21/F, Tower A, China International Centre, 33 Zhongshan San Road - 510000 - Guangzhou City	56.69%

Colombia
Bavaria & Cia S.C.A. - Carrera 53 A, No 127 - 35 - 110221 - Bogota	99.16%

Czech Republic
Pivovar Samson s.r.o. - Lidická 458/51, 37001, České Budějovice	100.00%

Dominican Republic
Cervecería Nacional Dominicana S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 10100 - Santo Domingo 2	52.49%

Ecuador
Cervecería Nacional S.A. - Via a daule km 16,5 y calle cobre s/n - EC090150 - Guayaquil, Guayas	95.58%

El Salvador
La Constancia Ltda de C.V. - Avenida Independencia, No 526 - PBX (503) 2209-7555 - San Salvador	100.00%

France
AB InBev France S.A.S. - Immeuble Crystal, 38, Place Vauban - C.P. 59110 - La Madeleine	100.00%

1	The group’s shares entitle the holder to twice the voting rights.
2	85% owned by Ambev S.A.

F-
83

Germany
Anheuser-Busch InBev Deutschland GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	100.00%
Anheuser-Busch InBev Germany Holding GmbH - Am Deich 18/19 - 28199 - Bremen	100.00%

Ghana
Accra Brewery PLC - 20 Graphic Road, South Industrial Area - Box GP1219 - Accra	61.61%

Honduras
Cervecería Hondureña S.A. de C.V. - Boulevard del Norte - Postal No. 86 - San Pedro Sula	99.61%

Hong Kong
Budweiser Brewing Company APAC Limited - Flat/RM 12-16, BLK2, 30/F Times Square, 1 Matheson Street, Causeway Bay - 999077 - Hong Kong	87.22%

India
Crown Beers India Private Limited - 510/511, Minerva House, Sarojini Devi Road - 500003 - Secunderabad, Telangana	87.22%
Anheuser Busch InBev India Limited - Unit No.301-302, Dynasty Business Park, 3rd FloorAndheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra	87.05%

Italy
Anheuser-Busch InBev Italia - Piazza Gae Aulenti n. 8, 20154 Milano, Italy	100.00%

Luxembourg
Brasserie de Luxembourg Mousel-Diekirch S.A. - Rue de la Brasserie, 1 - L-9214 - Diekirch	95.82%

Mexico
Cervecería Modelo de México S. de R.L. de C.V. - Cerrada de Palomas 22, 6th Floor, Reforma Social, Miguel Hidalgo, 11650 Mexico City	100.00%

Mozambique
Cervejas De Moçambique SA - Rua do Jardim 1329, Maputo	51.47%

Netherlands
AB InBev Africa B.V. - Ceresstraat 1 - 4811 CA - Breda	62.00%
InBev Nederland N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00%
Interbrew International B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00%

Nigeria
International Breweries PLC - 22/36 Glover Road, Lagos, Ikoyi¹	43.65%

Panama
Cervecería Nacional S. de R.L. - Complejo Business Park, Costa del Este Torre Oeste, Piso No.2 Panamá	61.76%

Paraguay
Cervecería Paraguaya S.A. - Ruta Acceso Sur Km 30 s/ Desvío a Villeta N° 825	53.95%

Peru
Compania Cervecera AmBev Peru S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - 25 - Lima	100.00%
Unión de Cervecerías Peruanas Backus y Johnston S.A.A. - Av. Nicolas Ayllon 3986, Ate - 3 - Lima	93.65%

South Africa
SABSA Holdings (Pty) Ltd - 65 Park Lane, Sandown - 2001 - Johannesburg	100.00%
The South African Breweries (Pty) Ltd - 65 Park Lane, Sandown - 2146 - Johannesburg	100.00%

South Korea
Oriental Brewery Co Ltd - 517, Yeongdong-daero, Gangam-gu, Seoul - Asem Tower 8th floor - Seoul	87.22%

Spain
Compañía Cervecera de Canarias S.A. - C/ Mali, 7 (38320 La Laguna - Santa Cruz de Tenerife)	51.03%

Switzerland
Anheuser-Busch InBev Procurement GmbH - Suurstoffi 22 - 6343 - Rotkreuz	100.00%
BEES Global AG - Suurstoffi 22 - 6343 - Rotkreuz	100.00%

Tanzania
Tanzania Breweries PLC - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District, Dar es Salaam¹	39.65%

1	The company is consolidated due to the group’s majority shareholders and ability to control the operations.

4

Uganda
Nile Breweries Ltd - Plot M90 Yusuf Lule Road, Njeru - P.O. Box 762 - Jinja	61.76%

United Kingdom
AB InBev Holdings Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
AB InBev International Brands Limited - AB InBev House, Church Street West, Woking, Surrey, GU21 6HT	100.00%
AB InBev UK Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI SAB Group Holding Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI UK Holding 1 Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ZX Ventures Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%

United States
Anheuser-Busch Americas Holdings LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch Companies LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch InBev Worldwide Inc. - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch International LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch North American Holding LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch America Investments LLC - One Busch Place - MO 63118 - St. Louis	100.00%
AB MAZ Holdings LLC - One Busch Place - MO 63118 - St. Louis	100.00%
MCC Holding Company LLC - One Busch Place - MO 63118 - St. Louis	50.10%

Uruguay
Cerveceria y Malteria Paysandu S.A. - Cesar Cortinas, 2037 - C.P. 11500 Montevideo	61.76%

Vietnam
Anheuser-Busch InBev Vietnam Brewery Co., Ltd - 2 VSIP II-A, Street No. 28 - 820000 - Tan Uyen Town, Binh Duong Province	87.22%

Zambia
Zambian Breweries PLC - Plot No 6438, Mungwi Road - P.O. Box 31293 - Lusaka	54.02%
LIST OF THE MOST IMPORTANT COMPANIES CONSOLIDATED BY APPLYING
THE
EQUITY METHOD OF ACCOUNTING (ASSOCIATES)

Name and registered office of associates	% economic interest as at 31 December 2023

France
Société des brasseries et glacières internationales S.A. - 2 rue du Colonel Driant, 1er - 75008 - Paris¹	20.00%

Luxembourg
B.I.H. Brasseries Internationales Holding (Angola) Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg¹	27.50%
B.I.H. Brasseries Internationales Holding Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg¹	20.00%

Netherlands
AB InBev Efes B.V. - 1227 Strawinskylaan - 1077XX Amsterdam	50.00%

Turkey
Anadolu Efes Biracilik Ve Malt Sanayii A.S. - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00%

Zimbabwe
Delta Corporation Limited - Sable House, Northridge Close, Borrowdale - P.O. Box BW 343 - Harare	25.27%

1	Related to Castel group .

F-8
5