Form 20-F
period 2024-12-31
Anheuser-Busch InBev SA/NV
filed 2025-03-12
CIK 1668717

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31
December 2024
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
 16 276 888
Email:
Corporategovernance@ab-inbev.com
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary shares without nominal value		New York Stock Exchange*
American Depositary Shares, each representing one ordinary share without nominal value	BUD	New York Stock Exchange
3.750% Notes due 2042 (issued July 2012)	BUD42A	New York Stock Exchange
4.000% Notes due 2043 (issued January 2013)	BUD/43	New York Stock Exchange
4.625% Notes due 2044 (issued January 2014)	BUD/44	New York Stock Exchange
4.700% Notes due 2036 (issued January 2016)	BUD/36	New York Stock Exchange
4.900% Notes due 2046 (issued January 2016)	BUD/46	New York Stock Exchange
4.950% Notes due 2042 (issued December 2016)	BUD/42	New York Stock Exchange
6.625% Notes due 2033 (issued December 2016)	BUD/33	New York Stock Exchange
5.875% Notes due 2035 (issued December 2016)	BUD/35	New York Stock Exchange
4.000% Notes due 2028 (issued April 2018)	BUD/28	New York Stock Exchange
4.375% Notes due 2038 (issued April 2018)	BUD/38	New York Stock Exchange
4.600% Notes due 2048 (issued April 2018)	BUD/48A	New York Stock Exchange
4.750% Notes due 2058 (issued April 2018)	BUD/58	New York Stock Exchange
4.750% Notes due 2029 (issued January 2019)	BUD/29	New York Stock Exchange
4.900% Notes due 2031 (issued January 2019)	BUD/31	New York Stock Exchange
5.450% Notes due 2039 (issued January 2019)	BUD/39A	New York Stock Exchange
5.550% Notes due 2049 (issued January 2019)	BUD/49	New York Stock Exchange
5.800% Notes due 2059 (issued January 2019)	BUD/59	New York Stock Exchange
3.500% Notes due 2030 (issued April 2020)	BUD/30	New York Stock Exchange
4.350% Notes due 2040 (issued April 2020)	BUD/40	New York Stock Exchange
4.500% Notes due 2050 (issued April 2020)	BUD/50	New York Stock Exchange
4.600% Notes due 2060 (issued April 2020)	BUD/60	New York Stock Exchange
5.000% Notes due 2034 (issued March 2024)	BUD/34	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,797,198,523 ordinary shares without nominal value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

-iv-

All references in this Form 20-F to (i) “Euro” or “EUR” are to the common currency of the EU, (ii) “U.S. dollar,” “$” or “USD” are to the currency of the United States of America, (iii) “CAD” (Canadian dollar) are to the currency of Canada, (iv) “R$”, “BRL”, “real” or “reais” are to the currency of Brazil, (v) “GBP” (pound sterling) are to the currency of the United Kingdom, (vi) “AUD” (Australian dollar) are to the currency of the Commonwealth of Australia, (vii) “MXN” (Mexican peso) are to the currency of Mexico, (viii) “ZAR” (South African rand) are to the currency of South Africa, (ix) “COP” (Colombian peso) are to the currency of Colombia, (x) “PEN” (Peruvian nuevo sol) are to the currency of Peru, (xi) “ARS” (Argentinean peso) are to the currency of Argentina, (xii) “CNY” (Chinese yuan) are to the currency of China, (xiii) “DOP” (Dominican peso) are to the currency of the Dominican Republic, (xiv) “KRW” (South Korean won) are to the currency of South Korea, and (xv) “TSh” (Tanzanian shilling) are to the currency of Tanzania.

Unless otherwise specified, volumes, as used in this Form 20-F, include beer, Beyond Beer and non-beer (primarily carbonated soft drinks) volumes. In addition, unless otherwise specified, our volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor, and third-party products that we sell through our distribution network. Unless otherwise specified, our volume figures in this Form 20-F reflect 100% of the volumes of entities that we fully consolidate in our financial reporting, but do not include volumes of our associates, joint ventures or non-consolidated entities. Under the principles of IFRS, associates are undertakings in which we have significant influence over the financial and operating policies, but which we do not control, generally evidenced by ownership of between 20% and 50% of the voting rights. A joint venture is an arrangement in which we have joint control, whereby we have rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. For more information on the principles of consolidation under our accounting policies, refer to note 3 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 included in this Form 20-F.

See “Item 5. Operating and Financial Review—B. Significant Accounting Policies—Summary of Changes in Accounting Policies” for further information on how our accounting policies changed in 2024.

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position, brand power of our portfolio, industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. The principal sources generally used include Circana, Plato Logic Limited and AC Nielsen. The brand power of our portfolio of beer and Beyond Beer brands is assessed based on data sourced from reports published by Kantar BrandZTM. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

FORWARD-LOOKING STATEMENTS

There are statements in this Form 20-F, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our ambition,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and

-v-

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

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

global, regional and local economic weakness and uncertainty, including the risks of an economic downturn, recession, foreign exchange fluctuations, tariffs and/or inflationary pressures in one or more of our key markets, and the impact they may have on us, our customers and our suppliers and our assessment of that impact;

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

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer preferences, spending and behavior;

-vi-

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	damage to our reputation or the image and reputation of our brands;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	climate change and other environmental concerns;

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

Many of these risks and uncertainties are, and will be, exacerbated by geopolitical volatility and unpredictability and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

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

•

We are exposed to risks associated with global, regional and local economic weakness and uncertainty (including those resulting from an economic downturn, recession, foreign exchange, inflationary pressures and/or geopolitical instability), which could adversely affect our business and operations, the demand for our products and the market price of our Ordinary Shares and ADSs.

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

2.	Risks relating to our business activities and industry

•

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and increases in tariffs on such raw materials and commodities could have an adverse effect on our results of operations.

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

•	Our failure to satisfy our obligations under the SAB settlement agreement could adversely affect our financial condition and results of operations.

4.	Market Risks

•	We are exposed to developing market risks, including risks of devaluation, nationalization and inflation.

•	Competition and changing consumer preferences could lead to a reduction in our margins, increase costs and adversely affect our profitability.

5.	Legal and Regulatory Risks

•	If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other associated liabilities.

•	Negative publicity and public advocacy regarding perceived or potential health risks, as well as changes in related government regulation, may harm our business.

•	We are exposed to the risk of litigation, claims and disputes, which may cause us to pay significant damage awards and incur other costs.

•	We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations.

•	We may be subject to adverse changes in taxation and other tax-related risks.

•

We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, in connection with our previous acquisitions, various regulatory authorities have previously imposed conditions with which we are required to comply.

•

If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could adversely impact our reputation, our sales or our profitability.

•

Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its indirect joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

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

•

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production or supply chain inputs.

•	We are exposed to risks arising from labor practices, labor strikes and disputes that could lead to a negative impact on our costs and production level.

•

Cybersecurity incidents and other disruptions to our information and operational technology systems, or in our supply chain, could damage our reputation and we could experience a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.

•

If we or our third party partners fail to comply with privacy, personal data protection or cybersecurity laws and regulations, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business and operating results.

8.	General Risks

•	Natural and other disasters, including public health crises and global pandemics, could disrupt our operations.

•	We may not be able to recruit or retain key personnel.

•	Our insurance coverage may not be sufficient to protect us from material liabilities.

Risks Related to Our Ordinary Shares and American Depositary Shares

•	The market price of our Ordinary Shares and ADSs may be volatile.

•	Our largest shareholder may use its significant interest to take actions not supported by our other shareholders.

•	We may determine not to pay dividends.

•	Fluctuations in the exchange rate between the Euro, the South African rand, the Mexican peso and the U.S. dollar may increase the risk of holding our ADSs and Ordinary Shares.

•

Future equity issuances may dilute the holdings of current shareholders or ADS holders and any such offerings by us or any large sales by our shareholders could materially affect the market price of our Ordinary Shares or ADSs.

•	Investors may experience dilution if they are not able to participate in equity offerings, and our ADS holders may not receive any value for rights that we may grant.

•	ADS holders may not be able to exercise their right to vote the shares underlying our ADSs.

•	ADS holders may be subject to limitations on the transfer of their ADSs or the withdrawal of the underlying Ordinary Shares from the deposit facility.

•

Shareholders may not enjoy under Belgian corporate law and our articles of association certain of the rights and protections generally afforded to shareholders of U.S. companies under U.S. federal and state laws and the NYSE rules.

•

As a “foreign private issuer” in the United States, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the U.S. Securities and Exchange Commission (“SEC”) than domestic issuers.

•	It may be difficult for investors outside Belgium to serve process on or enforce foreign judgments against us.

Risks relating to us and our activities

1. Financial Risks

We are exposed to risks associated with global, regional and local economic weakness and uncertainty (including those resulting from an economic downturn, recession, foreign exchange, inflationary pressures and/or geopolitical instability), which could adversely affect our business and operations, the demand for our products and the market price of our Ordinary Shares and ADSs.

Downturns in the worldwide economy, due to geopolitical instability, current and future global tariffs, increases in energy prices, changes in government policies, inflation, public health crises and increased interest rates or other factors, have had, and may continue to have, far reaching adverse consequences across many industries, including the alcohol beverage industry. Our products are sold in over 150 countries worldwide, and our business and financial condition may be adversely affected by unfavorable political or economic developments in any of the countries where our products are made, manufactured, distributed or sold. Reduced government spending and volatility in financial markets and foreign exchange rates may have the effect of further increasing economic uncertainty and eroding the purchasing power of consumers.

Unfavorable macroeconomic conditions in any of our key markets, including the U.S., Mexico, Brazil, Europe and China, may negatively affect our financial performance. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Difficult macroeconomic conditions in our key markets, such as decreases in per capita income and level of disposable income driven by inflation and the cost of living, have adversely affected demand for our products in the past. Under difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products, by shifting away from our premium products to lower-priced products offered by us or other companies or by shifting to off-premise from on-premise consumption, which could have a material adverse effect on the demand for our products and may negatively impact our revenues. Moreover, because a sizeable portion of our brand portfolio consists of premium and core beers, our volumes and revenue may be impacted to a greater degree than those of some of our competitors, the sales of which depend less on premium or core brands. For additional information on the categorization of the beer market and our positioning, see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer.” Softer consumer demand for our products could reduce our profitability and could negatively affect our overall financial performance.

Since the fourth quarter of 2024, currencies around the world have depreciated markedly against the U.S. dollar, which may place significant pressure on the global economy. Adverse translational currency effects could create volatility in our reported financial results. Additionally, adverse transactional currency effects could impact certain U.S. dollar-denominated products or services that may become more expensive in terms of local currencies due to the appreciation of the U.S. dollar, which could erode the purchasing power of consumers in the countries in which we operate and result in a shift in consumer demand for our products. For additional information on the effect of volatility in respect of foreign currencies on our results, see “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.”

Additionally, governments may turn to trade barriers to protect their domestic industries against foreign imports, retaliate against protective trade measures imposed by other countries, or manage economic conditions such as currency deflation, which could further exacerbate difficult macroeconomic conditions. Governments may also increase regulatory scrutiny of customs, imports and exports, ramp up enforcement efforts, or adopt new or revised regulations. See “—We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations.” The possibility of new global tariffs has created uncertainty, which may negatively impact global trade and macroeconomic conditions and increase costs for consumers as well as negatively impacting demand for our products. Additionally, tariffs implemented by the United States could increase the strength of the U.S. dollar, further compounding the negative impact of foreign currency exchange rates. It is unknown whether, to what extent and for how long new global tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us, our industry, or on the purchase ability of consumers globally. If any new global tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, the macroeconomic consequences of such changes could have a materially adverse effect on our business, financial condition, and results of operations.

Additionally, unfavorable economic conditions may negatively impact our suppliers, distributors, contractors, financial counterparties or other third-party partners which may experience cash flow problems, increased credit defaults, decreases in disposable income or other financial issues. Any future significant deterioration in economic conditions may cause our third-party partners to experience financial or operational difficulties that they cannot overcome, impairing their ability to satisfy their obligations to us and provide us with the materials and services we need, in which case our business and results of operations could be adversely affected.

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

Although we report our consolidated results in U.S. dollars, in 2024, we derived 75% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for our reporting purposes, as we cannot hedge against translational exposures. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

There has been marked volatility in currency exchange rates toward the end of 2024, resulting in a significantly stronger U.S. dollar by the end of the year as measured against major global currencies, including the Argentine peso, the Brazilian real, the British pound sterling, the Canadian dollar, the Colombian peso, the Euro, the Mexican peso and the South African rand. Our total consolidated revenue was USD 59.8 billion for the year ended 31 December 2024, an increase of USD 0.4 billion compared to the year ended 31 December 2023. The negative impact of unfavorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2024 was USD 2.0 billion, primarily as a result of the impact of the currency translation effects in South America and Europe, Middle East and Africa (“EMEA”).

Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our results of operations and profitability. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023” for further details on the impact of currency translation effects on our results of operations.

In addition to currency translation risk, we incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than its respective functional currency, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedging policies in place to manage commodity price and foreign currency risks to protect our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure. Further, our customers in foreign markets may also face currency transaction risks as a result of significant changes in the value of foreign currencies relative to the U.S. dollar, including higher costs of living and an erosion of purchasing power, which could lead to a negative shift in consumer demand for our products.

Much of our debt is denominated in U.S. dollars, while a significant portion of our cash flows is denominated in currencies other than the U.S. dollar. From time to time we enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of our liabilities to our cash flows could result in increased costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 27 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024, for further details on our approach to hedging commodity price and foreign currency risk.

Our business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences.

The broader geopolitical and economic consequences of the ongoing conflict between Russian and Ukraine and in the Middle East, including the conflict in the Red Sea, could have the effect of heightening other risks described in this Form 20-F, including, but not limited to, adverse effects on economic and political conditions in our key markets, further disruptions to global supply chains and increases in commodity and energy prices with follow-on global inflationary impacts, additional sanctions and restrictive measures, increased risk of cyber incidents or other disruptions to our information systems, which could materially adversely affect our business and operations. See also “—We are exposed to risks associated with global, regional and local economic weakness and uncertainty (including those resulting from an economic downturn, recession, foreign exchange, inflationary pressures and/or geopolitical instability), which could adversely affect our business and operations, the demand for our products and the market price of our Ordinary Shares and ADSs”, “—Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and increases in tariffs on such raw materials and commodities could have an adverse effect on our results of operations”, “—If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could adversely impact our reputation, our sales or our profitability”, and “Cybersecurity incidents and other disruptions to our information and operational technology systems, or in our supply chain, could damage our reputation and we could experience a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny” for details regarding the impact military conflicts have had, and may continue to have, on our business and operations. The ultimate impact of these disruptions depends on events beyond our knowledge or control, including the scope and duration of the conflict and actions taken by parties other than us to respond to them, and cannot be predicted.

Our business, financial performance and results of operations have been adversely affected by the ongoing conflict between Russia and Ukraine. On 22 April 2022, we announced our decision to sell our non-controlling interest in the AB InBev Efes joint venture, in which we own a 50% non-controlling stake and which we do not consolidate, and that we were in active discussions with Anadolu Efes, the controlling shareholder of AB InBev Efes, to acquire that interest. We derecognized the investment in AB InBev Efes and reported a USD 1,143 million non-cash impairment charge in exceptional share of result of associates as of 30 June 2022. See also note 16 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 included in this Form 20-F. On 23 October 2024, we announced that we and Anadolu Efes agreed that Anadolu Efes will acquire our interest in the Russian business and we will acquire the interest of Anadolu Efes in the Ukraine business. The transaction, including the purchase price and other terms, was subject to required regulatory and governmental approvals. On 30 December 2024, a Russian decree was issued which placed the AB

InBev Efes Russian operations under temporary management. As of 31 December 2024, the investment in AB InBev Efes remains classified as a non-current asset held for sale. There can be no assurances on the outcome of the transaction.

In connection with the ongoing conflict between Russia and Ukraine, the U.S. government, the European Commission and the authorities of certain other jurisdictions in which we operate have imposed sanctions on certain individuals and organizations in Russia, controls on exports to Russia covering a wide range of products and services, and restrictions on U.S., EU and other nationals carrying out certain activities in Russia or in support of Russian businesses. As a result of the conflict and international reactions thereto, Russian authorities have also imposed various economic and financial restrictions, including significant currency control measures aimed at restricting the outflow of foreign currency and capital and restrictions on transacting with non-Russian parties. The implementation or expansion of these economic sanctions, trade restrictions, export and currency controls and other restrictive measures, including the temporary management of the AB InBev Efes Russian operations, have made it difficult for us to divest our non-controlling interest in AB InBev Efes or for AB InBev Efes to remit cash from Russia to other jurisdictions. Any failure to comply with applicable sanctions and restrictions could subject us to regulatory penalties and reputational risk. Even though we have announced that we have entered into an agreement by which Anadolu Efes will acquire our interest in the Russian business of AB InBev Efes, in which we own a 50% non-controlling stake and which we do not consolidate, and we will acquire the interest of Anadolu Efes in the Ukraine business of AB InBev Efes, the foregoing developments have had, and may continue to have, an adverse impact on our business, financial performance and results of operations, and could result in damage to our reputation.

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

Although we have decreased our level of debt in recent years, debt could have significant consequences, including:

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

In addition, ratings agencies may downgrade our credit ratings below their current levels. As of the date of this Form 20-F, our credit rating from Standard & Poor’s (“S&P”) Global Ratings was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and our credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Any credit rating downgrade could materially adversely affect our ability to finance our ongoing operations, including by increasing our cost of borrowing and significantly harming our financial condition, results of operations and profitability, including our ability to refinance our other existing indebtedness.

Our level of debt may also impact our decision or ability to pursue certain capital allocation priorities. In recent years, we have given priority, among other things, to allocate surplus free cash flow (remaining after investments in our business) to balance leverage, return cash to shareholders (including by funding share repurchases), and pursue selective mergers and acquisitions. While we aim to dynamically allocate excess cash between our capital allocation priorities, our level of outstanding debt may restrict the amount of dividends we pay.

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

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. In particular, 27.9% (USD 16.7 billion) of our total revenue of USD 59.8 billion in 2024 came from our Brazilian listed subsidiary, Ambev, which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange (“NYSE”). Furthermore, 10.5% (USD 6.2 billion) of our total revenue of USD 59.8 billion in 2024 came from our Asia Pacific listed subsidiary, Budweiser Brewing Company APAC Limited (“Budweiser APAC”), which, since September 2019, is not wholly owned and is listed on the Hong Kong Stock Exchange.

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

2. Risks relating to our business activities and industry

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and increases in tariffs on such raw materials and commodities could have an adverse effect on our results of operations.

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

We cannot predict future availability or prices of the raw materials or commodities required for our products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations, including as a result of inflationary pressures, the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea, increased energy prices, public health crises, fluctuations in currency exchange rates, constraints on sourcing or the quality of crops and increases in tariffs on such raw materials and commodities. The foregoing may affect the price and availability of raw materials and commodities that we use to manufacture our products and the packaging materials in which our products are packaged, including cans and bottles. Likewise, disruptions or constraints in the availability of shipping or transportation services may affect the price or availability of raw materials or commodities required for our products, and may adversely affect our operations. We experienced higher commodity and logistics costs in recent years which may continue. We may not be able to increase our prices to offset these increased costs or increase our prices without experiencing reduced volume, revenue and operating income.

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

The production of our products also requires large amounts of water, including water consumption in the agricultural supply chain. Changes in precipitation patterns and the frequency of extreme weather events may affect our water supply chain and the quality of our crops and, as a result, our physical operations. Water may also be subject to price increases in certain areas and certain jurisdictions may also adopt regulations restricting our use of and access to water or enact other unfavorable changes to applicable water-related taxes and regulations. Such regulation may result in a negative effect on operating income or constrain or prohibit our production capacity which could potentially challenge our profitability in certain markets. There is no guarantee that we will be able to pass along increased water costs to our customers in every case. See “—Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production or supply chain inputs.”

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

Negative publicity surrounding us, our brands, our activities, our personnel, our business partners, our advertising campaigns, including those by our business partners, and consumer perception of our response or lack thereof to political and social issues or other events could damage our reputation or the image and reputation of our brands and may decrease demand for our products. Our reputation and the image and reputation of our brands could be damaged as a result of consumers’ perceptions of our support of, association with or lack of support or disapproval of certain causes or individuals. Further, campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting us, our personnel, our supply chain, our products or our business partners with a failure to maintain high ethical, business and environmental, social and governance practices, including with respect to human rights, workplace conditions and employee health and safety, whether actual or perceived, could adversely impact our reputation and the image and reputation of our brands. Social media, which accelerates and potentially amplifies the scope of negative publicity, can increase the challenges of responding to negative claims, even if such claims are untrue.

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

Our reputation may also be negatively impacted by the activities of our suppliers or associates, actual or perceived failures to provide safe working environments or by potential defects or contamination in our products; for more information see “—We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business, “—We may be unable to influence our associates in which we have minority investments”, “—Negative publicity and public advocacy regarding perceived or potential health risks, as well as changes in related government regulation, may harm our business” and “—If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other associated liabilities”.

Certain of our operations depend on independent distributors or wholesalers to sell our products, and we may be unable to replace distributors or acquire interests in wholesalers or distributors. In addition, we may be adversely impacted by the consolidation of retailers.

Certain of our operations are dependent on effective distribution networks to deliver our products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase our products from us and then sell them either to other distributors or points of sale. Such distributors are typically either government-controlled or independent and privately owned. See “Item 4. Information on the Company—B. Business Overview—7. Distribution of Products” and “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” for further information in this respect. There can be no assurance as to the financial affairs of such distributors or that these distributors, who often act both for us and our competitors, will not give our competitors’ products higher priority, thereby reducing their efforts to sell our products.

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

A number of our key brand names are both licensed to third-party brewers and used by companies over which we do not have control. See “Item 4. Information on the Company—B. Business Overview—8. Licensing.” If we are unable to maintain such arrangements on favorable terms, this could have a material adverse effect on our business, results of operations, cash flows or financial condition. We monitor brewing quality to ensure adherence to our high standards, but, to the extent that one of these key licensed brand names is subject to negative publicity or one of our licensees or other business partners violates applicable laws or regulations or our internal policies, or fails to meet certain quality standards, it could have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

We face several challenges inherent to these various culturally and geographically diverse business interests. For more information, see “—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.” Although we work with our associates on the implementation of appropriate processes and controls, we also face additional risks and uncertainties with respect to these minority investments because we may be dependent on systems, controls and personnel that are not under our control, such as the risk that our associates may violate applicable laws and regulations, which could have an adverse effect on our business, reputation, results of operations and financial condition. For more information, see “—If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could adversely impact our reputation, our sales or our profitability.”

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

A substantial proportion of our operations are carried out in developing markets, representing approximately 65% of our 2024 revenue, which include Argentina, Bolivia, Botswana, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Ghana, Guatemala, Honduras, India, Lesotho, Mexico, Mozambique, Namibia, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Uruguay, Vietnam and Zambia.

Our operations in these markets and equity investments in developing markets are subject to the usual risks of operating in developing countries, which include political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, natural disasters, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement. Such factors could affect our results by causing interruptions to our operations or by increasing the costs of operating in those countries or by limiting our ability to repatriate profits from those countries. The financial risks of operating in developing markets also include risks of illiquidity, inflation (for example, Brazil and Argentina have periodically experienced extremely high rates of inflation), devaluation (for example, the Brazilian, Argentine, Colombian, Peruvian, Turkish and several African currencies have been devalued frequently during the last several decades (see also “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.”)), price volatility, currency convertibility and country default.

Continued volatility and unpredictability with respect to our operating currencies, or new foreign exchange, export repatriation or expropriation regimes could adversely affect our ability to access funds from the countries in which we operate, our financial condition and operating results. Further devaluations of the functional currencies of our global operations in the future, if any, may also decrease our net assets, with a balancing entry in our equity. For further discussion of the risks imposed by macroeconomic volatility, see “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.”

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

We compete with both brewers and other drinks companies and our products compete with other beverages. Globally, brewers, as well as other players in the beverage industry, compete mainly on the basis of the image and reputation of brands, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues.

Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and tastes change. Such preferences can change rapidly and in unpredictable ways due to a variety of factors, including changes in prevailing economic conditions, changing social norms and attitudes regarding alcohol beverages, betterment trends and changing dietary preferences (including increased adoption of weight-loss drugs to reduce consumption overall or change consumption patterns), changes in consumer tastes, changing dietary guidance and warning label requirements from public health bodies, changes in leisure activity patterns or negative publicity resulting from regulatory action or litigation against us or comparable companies; for more information see “—Negative publicity and public advocacy regarding perceived or potential health risks, as well as changes in related government regulation, may harm our business.” Furthermore, developments in the regulatory frameworks governing the usage of cannabis could result in shifts in consumer preference and the impact that cannabis legalization could have on alcohol sales remains unclear.

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

Despite the precautions we take, in the event that any failure to comply by us or our business partners with accepted food safety and regulatory standards (such as a contamination or a defect) does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Although we maintain insurance against certain product liability (but not product recall) risks in certain markets, we may not be able to enforce our rights in respect of these policies, and, in the event that contamination or a defect occurs, any amounts that we recover may not be sufficient to offset any damage we may incur, which could adversely impact our business, results of operations and financial condition.

Negative publicity and public advocacy regarding perceived or potential health risks, as well as changes in related government regulation, may harm our business.

In recent years, there has been public and political attention directed at the soft drinks and alcohol beverage industries as a result of an increasing emphasis on health and well-being. Concerns about the perceived or potential health consequences of consuming alcohol beverages and increased activity from activist groups, public health organizations and other governmental and regulatory bodies advocating for measures designed to reduce the consumption of alcohol beverages and addressing the public regarding health and alcohol consumption may reduce demand for alcohol beverages generally, negatively impact investor perception of our industry or result in legal proceedings, which could adversely affect our share price or our profitability. See “—We are exposed to the risk of litigation, claims and disputes, which may cause us to pay significant damage awards and incur other costs.”

The global policy framework shaping the regulatory space for our products has evolved, and will likely continue to evolve, and the expectations of our stakeholders will continue to increase. We remain committed to reduce the harmful use of alcohol and promoting moderation through our Smart Drinking initiatives. Nevertheless, we may be criticized and experience an increase in the number of publications and studies debating our efforts.

We may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of our markets. Additional regulatory restrictions on our business, such as those on the legal minimum drinking age, dietary guidelines, product labeling, opening hours or marketing activities (including the marketing or selling of beer at sporting events), negatively impact consumption trends and the perception of our products, which could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to the risk of litigation, claims and disputes, which may cause us to pay significant damage awards and incur other costs.

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—G. Contractual Obligations and Contingencies—Contingencies” and note 29 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024, for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

Moreover, companies in the alcohol beverage industry and soft drink industry – including us – are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences. As an illustration, we and certain other beer and other alcohol beverage producers from Brazil, Canada, Europe and the United States have been involved in class actions and other litigation seeking damages for, among other things, alleged marketing of alcohol beverages to underage consumers. If any of these types of litigation were to result in fines, damages or reputational damage to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations.

Our business is highly regulated in many of the countries in which we or our licensed third parties operate. The regulations adopted by the authorities in these countries govern many parts of our operations, including brewing, marketing and advertising (in particular to ensure our advertising is directed to individuals of legal drinking age), consumer promotions and rebates, environmental protection, workplace safety, transportation, distributor relationships, retail execution, imports and exports, sales and data privacy. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties or loss of operating licenses, which may have a material adverse impact on our ability to operate our businesses in these markets.

We are also routinely subject to new or modified laws and regulations with which we must comply in order to avoid claims, fines and other penalties, which could adversely impact our business, results of operations and financial condition. Factors such as increased economic and political pressures, including on global trade, may also contribute to increased investigation and enforcement efforts by regulatory authorities or an increase in new regulation. Breach of any of these laws or regulations can lead to significant fines and/or damage to our reputation, as well as significantly restrict our ability to deliver on our digital productivity and growth plans.

We may also be subject to laws and regulations aimed at reducing the availability of beer and other alcohol beverage products in some of our markets. See “—Negative publicity and public advocacy regarding perceived or potential health risks, as well as changes in related government regulation, may harm our business.” There can be no assurance that we will not incur material costs or liabilities in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with our beer, other alcohol beverage and soft drinks businesses.

For further detail regarding common regulations and restrictions on us, see “Item 4. Information on the Company—B. Business Overview—11. Regulations Affecting Our Business” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

We may be subject to adverse changes in taxation and other tax-related risks.

Taxation on our products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes (such as value-added tax (“VAT”)). In many jurisdictions, these taxes make up a large proportion of the cost of beer charged to consumers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins. These increases also adversely affect the affordability of our products and our profitability, as they can result in significant price increases and have a significant impact on our sales of beer.

In addition to excise taxes, additional charges may be levied in relation to tax stamps and other forms of fiscal marking. In recent years, costly and ineffective fiscal marking systems have been introduced in several markets. The cost of these marking schemes could adversely affect our businesses in the relevant countries (including their profitability).

We are also subject to income and other taxes, and there can be no assurance that the operations of our breweries and other facilities will not become subject to increased taxation by local, national or foreign authorities or that we and our subsidiaries will not become subject to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, in response to the increasing globalization and digitalization of trade and business operations, the Organization for Economic Co-operation and Development (“OECD”) has been working on international tax reform as an extension of its Base Erosion and Profit Shifting project. The reform initiative incorporates a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the markets where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate of 15%. Pillar Two is effective as of 1 January 2024 in many countries, including Belgium as the location of our global headquarters. These rules have significantly increased compliance burdens and complexity and may cause increased audit controversy with competent tax authorities. We are continuing to evaluate the impact of these legislative changes as new guidance becomes available, but there is no guarantee that we will be successful in mitigating the impact of the increased compliance burden.

We are also subject to regular reviews, examinations and audits by tax authorities in the jurisdictions in which we operate. Factors such as increased economic and political pressures to increase tax revenues have contributed to an increase in audit activity, tax authorities taking increasingly opposing positions in their interpretation and enforcement of tax laws, more time and difficulty to resolve any audits or disputes and an increase in new tax legislation. Although we believe our tax estimates, methodologies and positions are reasonable and consistent with applicable law, significant judgment is required to evaluate applicable tax obligations and tax authorities may disagree with our judgments or may take opposing positions with respect to the judgments we make. For a discussion of any material outstanding tax cases, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Belgian Tax Matters” and “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and Its Subsidiaries—Tax Matters.” A tax authority’s final determination in the event of a tax audit could materially differ from our tax provisions and accruals or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have an adverse effect on our business, results of operations and financial condition.

We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, in connection with our previous acquisitions, various regulatory authorities have previously imposed conditions with which we are required to comply.

We are subject to antitrust and competition laws in the jurisdictions in which we operate. Consequently, we are and may be subject to regulatory scrutiny in certain of these jurisdictions, and have been, and may in the future be, involved in investigations initiated by the local authorities. For example, our Brazilian subsidiary, Ambev, is subject to regulatory scrutiny from antitrust authorities in Brazil, Argentina, Bolivia, Uruguay, Panama, the Dominican Republic and other countries where it operates, and has been, and may in the future be, involved in proceedings initiated by Brazilian antitrust authorities, clients, competitors and other third parties alleging violations of antitrust laws. The United States Department of Treasury has issued a report on the United States alcohol industry containing a variety of recommendations for regulatory or legislative action, some of which, if adopted, could have an adverse effect on our business in the United States. There can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation and/or enforcement of existing antitrust or competition laws or competition laws related to digital platforms by competent authorities, civil antitrust litigation by private parties, or any agreements with competent antitrust or competition authorities, against us or our subsidiaries, including Ambev, will not affect our business or the businesses of our subsidiaries in the future or have a financial impact. For more information regarding antitrust investigations involving the Company, please see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Antitrust Matters”.

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

If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could adversely impact our reputation, our sales or our profitability.

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

Additionally, in the ordinary course of business, we regularly contract and deal with business partners and consulting firms. Some of these third parties have been managed or controlled by former government officials. Because Brazilian authorities are conducting ongoing investigations that target certain firms and business partners that Ambev previously engaged, Ambev has been cited as clients of these firms and business partners in connection with such investigations.

As a global brewer, we also operate our business and market our products in countries that may be subject to export control regulations, embargoes, economic sanctions and other forms of trade restrictions imposed by the United States, the European Union, the United Nations and other participants in the international community. In addition, certain of our associates also operate their business and market their products in countries subject to trade restrictions. For example, Anadolu Efes has an indirect interest in a Syrian soft drinks bottler. Furthermore, our subsidiary Ambev operates an indirect joint venture in Cuba with the Government of Cuba. See “—Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its indirect joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operation in Cuba may adversely affect our reputation and the liquidity and value of our securities.” The global reach of our operations also exposes us to risks associated with changes in tariffs or other trade measures. For more information regarding the risks to our business and operations posed by such measures, see “—We are exposed to risks associated with global, regional and local economic weakness and uncertainty (including those resulting from an economic downturn, recession, inflationary pressures and/or geopolitical instability), which could adversely affect our business and operations, the demand for our products and the market price of our Ordinary Shares and ADSs.” and “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.”

In connection with the ongoing conflict between Russia and Ukraine, the U.S. government, the European Commission and the authorities of certain other jurisdictions in which we operate, have imposed sanctions and other restrictive measures against Russia. See “—Our business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences” for more information regarding sanctions imposed against Russia and Russia’s response thereto. New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Syria, Cuba, Iran or other countries in which we or our associates do business may curtail our existing business and may result in serious economic challenges in these geographies, which could have an adverse effect on our associates’ operations, and may result in impairment charges on goodwill, other intangible assets or investments in associates.

Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its indirect joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

Cerbuco Brewing Inc., (“Cerbuco”), a subsidiary of our subsidiary Ambev, owns a 50% equity interest in Cervecería Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, we indirectly own, through our subsidiary Ambev, a 50% equity interest in Cervecería Bucanero S.A. The remaining 50% equity interest is owned indirectly by the Government of Cuba through Corporación Alimentaria, S. A.. Cervecería Bucanero S.A. is operated as a joint venture in which Cerbuco appoints the general manager. In 2021, Cerbuco initiated arbitration proceedings regarding potential breach of certain obligations relating to the joint venture. For more information regarding the arbitration proceedings, please see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Cerbuco Brewing Arbitration”.

Cervecería Bucanero S.A.’s main beer brands are Bucanero, Cristal and Mayabe. In 2024, Cervecería Bucanero S.A. sold 1.21 million hectoliters of beer, representing about 0.2% of our global volume of 576 million hectoliters for the year. Although Cervecería Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).

Based on U.S. foreign policy, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions against Cuba. Although our operations in Cuba through our subsidiary Ambev are quantitatively immaterial, our overall business reputation may be harmed or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the identification of Cuba as a target of U.S. economic and trade sanctions. In addition, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Separately, Title IV of the Helms-Burton Act authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families.

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

Moreover, our marketing efforts may be constrained by restrictions on the permissible advertising style, media channels and messages used, or on the products that may be advertised. In a number of countries, for example, television is a prohibited medium for advertising beer and other alcohol beverage products, and in other countries, the marketing or selling of beer at sporting events may be restricted. Even when advertising is permitted, it may be regulated by advertising codes and applicable laws. Any additional restrictions may constrain our marketing activities and thus reduce the value of our brands and related revenues.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to protect our intellectual property rights, and our ability to compete effectively may be harmed if our intellectual property rights are infringed by third parties.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We have been granted numerous trademark registrations and patents covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot be sure that trademark registrations and patents will be issued with respect to any of our applications. There is also a risk that we could, by omission, fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us.

Although we have endeavored to take appropriate action to protect our portfolio of intellectual property rights (including patent applications, trademark registrations, trade secrets, domain names and ongoing enforcement actions), we cannot be certain that the steps we have taken will be sufficient, that third parties will not infringe upon or misappropriate our proprietary rights, or that governments will protect or enforce our rights. Moreover, some of the countries in which we operate offer less effective intellectual property protection than is available in Europe or the United States. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition and, in particular, on our ability to develop our business.

An impairment of goodwill or other intangible assets could adversely affect our financial condition and results of operations.

Our accounting policy considers brands and distribution rights for our own products as intangible assets with indefinite useful lives, which are tested for impairment on an annual basis (or more often if an event or circumstance indicates that an impairment loss may have been incurred) and not amortized. As of 31 December 2024, our total goodwill amounted to USD 110.5 billion and our intangible assets with indefinite useful lives amounted to USD 36.9 billion. However, if our businesses do not develop as expected, we may be required to record future goodwill impairment charges which could have an adverse effect on our results of operations and financial conditions.

7. Other risks related to our business

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production or supply chain inputs.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could have an adverse impact on global temperatures, weather and precipitation patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities necessary for our products, such as barley, hops and rice. In addition, social attitudes, customer preferences and investor sentiment regarding environmental and energy policies are increasingly polarized, and as a result we may face pressure from our shareholders, regulators, suppliers, customers or consumers to change how we address environmental concerns which may require us to incur increased costs and expose us to regulatory inquiry or legal action, including actions related to any environmental claim or disclosure.

Changes in precipitation patterns and the frequency of extreme weather events may affect our water supply and physical operations, and the supply of necessary agricultural crops. In the event that climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality, the price of water may increase in certain areas and certain jurisdictions may adopt regulations restricting the use of water or enact other unfavorable changes to applicable water-related taxes and regulations. Such measures, if adopted, could lead to increased regulatory pressures, production costs or capacity constraints. In addition, governmental authorities in various countries have proposed, and are likely to continue to propose, legislative and regulatory initiatives to reduce or mitigate the impacts of climate change on the environment. Public expectations for reductions in greenhouse gas emissions or adoption of legal and regulatory requirements designed to address climate change could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment. We announced our 2025 Sustainability Goals focused on smart agriculture, water stewardship, circular packaging and climate action and an ambition to achieve net zero emissions across our value chain by 2040, which require ongoing investment, and there is no assurance that we will achieve any of these goals or ambition or that our initiatives will achieve their intended outcomes. If we fail to achieve these goals or ambition for any reason, there is a risk of reputational damage. As a result of the foregoing factors, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

Our sustainability reporting is subject to the European Union Corporate Sustainability Reporting Directive (CSRD) and considers key non-financial indicators and guidance from frameworks such as the Global Reporting Initiative (GRI) Standards, the Sustainability Accounting Standards Board (SASB), the United Nations (UN)

Guiding Principles reporting framework, the Task Force on Climate-related Financial Disclosure (TCFD) and the relevant United Nations Sustainable Development Goals (SDGs). We are required to report greenhouse gas emissions, energy data and other related information to a variety of entities, and to comply with the wider obligations of the European Union Emissions Trading Scheme. In addition, regulators in various jurisdictions, including Europe and the U.S., have recently focused efforts on increased disclosures and due diligence obligations related to sustainability matters, including mitigation of climate change and human rights concerns, and these regulations (if adopted) could expand the nature, scope and complexity of matters that we are required to control, assess and report and we may be required to make additional investments and implement new practices and reporting processes, all entailing additional compliance risk. Disparate and evolving standards for considering, identifying, measuring, and reporting sustainability metrics, including sustainability-related disclosures that may be required by the SEC, European and other regulators, could significantly increase compliance burdens and associated regulatory and reporting costs and complexity. If we are unable to measure, track and disclose information accurately and in a timely manner, we could be subject to civil penalties for non-compliance in the various jurisdictions in which we operate. In addition, the need for us to comply with the European Union Emissions Trading Scheme could result in increased operational costs if we are unable to meet our compliance obligations and exceed our emission allocations.

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

We are exposed to risks arising from labor practices, labor strikes and disputes that could lead to a negative impact on our costs and production level.

The global nature of our operations also subjects us to risks arising from labor practices, work conditions and employee health and safety. Negative publicity and campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting us, our supply chain or our business partners with workplace and human rights issues, whether actual or perceived, could adversely impact our reputation and our business. We have adopted policies making a number of commitments to respect human rights, including our commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. Allegations, even if untrue, that we are not meeting our commitments or the actual or perceived failure by our suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect our reputation and the image and reputation of our brands and may adversely affect our business.

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

Our United States organization has approximately 5,300 hourly brewery workers represented predominantly by the International Brotherhood of Teamsters, but also by other unions with respect to specific classifications of employees at certain locations. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters that are in effect from 1 March 2024 through 28 February 2029. Approximately 1,300 hourly employees at certain company-owned distributorships and packaging plants are also represented by the Teamsters or other unions.

Cybersecurity incidents and other disruptions to our information and operational technology systems, or in our supply chain, could damage our reputation and we could experience a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.

Like most major corporations, we rely on information and operational technology systems, networks and services (“information systems”) to support our business processes and activities, including procurement and supply chain, manufacturing, sales, human resources management, distribution and marketing. We also rely on these information systems to collect, process, transmit and store large amounts of electronic data, including, but not limited to, sensitive, confidential or personal information of customers and consumers, to enable the operation and management of our business, including, but not limited to, internal and external communications, to provide services and to manufacture and distribute the products that we sell. These systems, including those fully or partially outsourced to or operated or maintained by third parties, including our suppliers, distributors, contractors, joint venture partners and other external business partners, and by others on which they rely, may be vulnerable to a variety of threats that can compromise the confidentiality, integrity or availability of our data or information systems or information about our company, customers, operations and employees that we may share with vendors that assist with certain aspects of our business. Additionally, e-commerce, including direct sales to customers and consumers, has become increasingly integrated in our operations and contributes significantly to our sales and revenues. For more information regarding our digital commerce activities, please see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products— Digital Transformation and New Businesses.” Such digitization initiatives increase the amount of information that we process and maintain and therefore increase our potential exposure to a security incident impacting our information systems.

The risks associated with informational and operational technology incidents have increased in recent years given the increased prevalence of remote work arrangements, the increasing sophistication of cybersecurity attacks, and may be further heightened by geopolitical tensions and conflicts. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse or unavailability of, information systems, including those of third parties, could result in operational and supply chain disruptions, violations of data privacy laws and regulations, legal claims or proceedings, regulatory penalties, damage to our reputation or our competitive advantage, inability to meet contractual obligations, loss of opportunities to acquire or divest businesses or brands and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net operating revenues. Other potential threats to our data and information systems include, but are not limited to, natural disasters, physical attacks, telecommunications failures, power outages, unintentional or malicious actions of employees or contractors, computer viruses, hackers, phishing attempts, cyber-attacks, malware and ransomware attacks. Further, the sophistication of cybersecurity threat actors continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence, for nefarious purposes. Resulting technology disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

We take various actions with the aim of minimizing the likelihood and impact of cybersecurity attacks and other disruptions to our information systems, such as investing in cyber defense solutions, conducting internal and external assessments, building and implementing business continuity plans and reviewing risk management processes. Our third-party partners and enterprise customers of the BEES business, which is operated by our wholly-owned subsidiary, also increasingly demand rigorous contractual provisions regarding privacy, cyber security, data governance, data protection and confidentiality, which may also increase our overall compliance burden. Likewise, we may seek to impose contractual provisions on our third-party partners requiring security measures aimed at mitigating such cybersecurity threats. Regardless of such measures, we may experience financial and reputational damage because of the impact of any such cybersecurity incident, including business disruption, an inability to meet contractual obligations or lost or misappropriated confidential information belonging to us, our current or former employees, our customers or suppliers, or consumers or other data subjects. As a result of any such incident, we may also become exposed to legal action and increased regulatory oversight. We could also be required to spend significant financial and other resources to investigate and remedy the damage caused by a security breach or to repair or replace networks and information systems.

While we continue to invest in prevention, detection, and response systems, no information system can be entirely free of vulnerability to attack, failure, or compromise. During the normal course of business, we have experienced and continue to expect to experience attempted breaches of our information systems and other cybersecurity incidents from time to time. In 2024, as in previous years, we experienced several cybersecurity incidents and other disruptions to our information systems. None of these incidents and systems disruptions, including those reported to us by our third-party partners, had a material impact on our business or operations or resulted in material unauthorized access to our data or our customers’ data.

If we or our third party partners fail to comply with privacy, personal data protection or cybersecurity laws and regulations, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business and operating results.

In the ordinary course of our business, we and our third party partners receive, process, transmit and store information relating to identifiable individuals (“personal data”), such as employees, customers and consumers. As a result, we and our third party partners are subject to various laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. For example, we have data processing activities that are subject to the General Data Protection Regulation adopted in the EU, the California Consumer Privacy Act, the Personal Information Protection Law of the People’s Republic of China and the General Personal Data Protection Law adopted in Brazil, among others.

Any changes to existing privacy, personal data protection or cybersecurity laws and the introduction of such laws in other jurisdictions, have subjected and may continue in the future to subject us to, among other things, additional costs and expenses and have required and may in the future require costly changes to our business practices, security systems and technologies, policies, procedures and practices. There is no assurance that our security and privacy controls over personal data, the training of employees and vendors on data privacy and cybersecurity, and the policies, procedures and practices we have implemented or may implement in the future, or those of our third party partners, will prevent the improper disclosure of personal data. Improper disclosure of personal data and any other violations of privacy, personal data protection or cybersecurity laws could harm our reputation, cause business and operational disruptions, increase our exposure to cybersecurity risks, subject us to government enforcement actions (including fines and data processing restrictions) or result in private litigation against us, which could negatively affect our business and operating results. For more information on risks specific to cybersecurity, see “—Cybersecurity incidents and other disruptions to our information and operational technology systems, or in our supply chain, could damage our reputation and we could experience a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.”

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

In order to develop, support and market our products, we must hire and retain skilled employees with particular areas of expertise. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies.

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

As of 31 December 2024, our largest shareholder, Stichting Anheuser-Busch InBev (the “Stichting”), owned 33.57% of our voting rights (and the Stichting and certain other entities acting in concert with it (within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and/or the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE (the “Belgian Law of 2 May 2007 on the notification of significant shareholdings”)) held, in aggregate, 39.05% of our voting rights), based on the number of shares outstanding on 31 December 2024, excluding the 43,809,952 treasury shares held by us and certain of our subsidiaries (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 5. Operating and Financial Review—G. Contractual Obligations and Contingencies”). In accordance with our articles of association, the Stichting has the ability to effectively control the election of a majority of our board of directors, as a result of which, under Belgian law, the Stichting exercises its control over us. The Stichting is also able to have a significant influence on the outcome of corporate actions requiring shareholder approval, including mergers, share capital increases and other extraordinary items. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect.

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

We may determine not to pay dividends.

As a general matter, we cannot guarantee that we will pay dividends in the future. The payment of dividends will depend on factors such as our business outlook, cash flow requirements and financial performance, the state of the market and the general economic climate and other factors, including tax and other regulatory considerations. In particular, in light of the increased debt that resulted from completion of the combination with SAB, deleveraging remains a priority and may restrict the amount of dividends we pay. In line with our financial discipline and deleveraging objectives, any recommended dividends proposed by the Board in its discretion will balance our capital allocation priorities and dividend policy. In addition, we must, under Belgian law and our articles of association, before we proceed with any dividend payment, allocate an amount equal to 5% of our annual net profit on an unconsolidated basis to a legal reserve in our unconsolidated financial statements until the reserve reaches 10% of our share capital, in accordance with Belgian accounting principles.

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

We entered into a registration rights agreement requiring us to, in certain circumstances, register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all registrable shares held by the holders of Restricted Shares (the “Restricted Shareholders”). As of 31 December 2024, Altria Group, Inc. and BEVCO Lux S.à R.L held 125,115,417 and 96,862,718 Restricted Shares, respectively, representing 6.33% and 4.90% of our outstanding shares as of 31 December 2024 (excluding treasury shares). Although the Restricted Shares were generally subject to certain holdback and suspension periods until 10 October 2021, the Restricted Shares may be converted to Ordinary Shares at the option of the holder and, once they have been converted, are not subject to a “lock-up” or similar restriction under the registration rights agreement. As of 31 December 2024, 103,956,367 Restricted Shares have been converted into Ordinary Shares, on a one-for-one basis at the election of the holders.

Registration and sales of our Ordinary Shares will increase the number of shares being sold in the public market, could have an adverse effect on the market price of our Ordinary Shares and ADSs and may increase the volatility of the price of our Ordinary Shares and ADSs.

Investors may experience dilution if they are not able to participate in equity offerings, and our ADS holders may not receive any value for rights that we may grant.

Our constitutional documents provide for preference rights to be granted to our existing shareholders unless such rights are disapplied by resolution of our shareholders’ meeting or the Board of Directors. Our shareholders’ meeting or our Board of Directors may disapply such rights in future equity offerings, while no preference rights apply to capital increases through contributions in kind. In addition, certain shareholders (including shareholders resident in, or citizens of, certain jurisdictions, such as the United States, Australia, Canada and Japan) may not be entitled to exercise such rights even if they are not disapplied unless the rights and related shares are registered or qualified for sale under the relevant legislative or regulatory framework. In particular, there can be no assurance that we will be able to establish an exemption from registration under the Securities Act and we are under no obligation to file a registration statement with respect to any such preferential subscription rights or underlying securities or to endeavor to have a registration statement declared effective under the Securities Act (other than as set out in the Registration Rights Agreement) (see “Item 10. Additional Information—C. Material Contracts—Material Contracts Related to the Acquisition of SAB — Registration Rights Agreement” for more information on the Registration Rights Agreement). As a result, there is the risk that investors may experience dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

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

We are the world’s largest brewer by volume and one of the world’s top ten consumer products companies by revenue. As a consumer-focused, insights-driven company, we produce, market, distribute and sell a diversified portfolio of well over 500 beer and other malt beverage brands. These include brands with significant international distribution, such as Budweiser, Corona (except in the United States), Stella Artois, Michelob ULTRA, Beck’s, Leffe and Hoegaarden; and brands primarily distributed to local markets such as Bud Light in the United States,

Modelo Especial, Victoria and Pacifico in Mexico; Skol, Brahma and Antarctica in Brazil; Aguila and Poker in Colombia; Cristal and Pilsen Callao in Peru; Quilmes in Argentina; Jupiler in Belgium and the Netherlands; Franziskaner in Germany; Carling Black Label, Castle Lager, Castle Lite and Hansa Pilsener in South Africa; Hero and Trophy in Nigeria; Safari and Kilimanjaro in Tanzania; Harbin and Sedrin in China; and Cass in South Korea. We also produce and distribute soft drinks, particularly in Central and South America and Africa, and Beyond Beer products, such as Cutwater and NÜTRL in the United States; NÜTRL, Palm Bay, and Mike’s Hard Spirit in Canada; and Brutal Fruit and Flying Fish in South Africa.

Our dedication to quality goes back to a brewing tradition of more than 600 years with the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with origins in St. Louis, U.S.A. since 1852, and the history of the South African Breweries with its origins in Johannesburg in 1895. As of 31 December 2024, we employed approximately 144,000 people based in nearly 50 countries worldwide. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our geographic regions. Since 1 January 2019, we have reported our results under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We also report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses, which have not been allocated to the regions.

Our 2024 volumes (beer and non-beer) were 575.7 million hectoliters and our revenue amounted to USD 59.8 billion.

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

•

In 2004, Interbrew combined with Ambev, a Brazilian company originally formed by the combination of Brahma and Antarctica in 1999–2000, resulting in the creation of InBev. Ambev is listed on the NYSE and the São Paulo Stock Exchange (B3 S.A—Brasil, Bolsa e Balcão). As of 31 December 2024, we had a 61.7% voting and economic interest in Ambev.

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

•

On 30 March 2018, we combined our Russia and Ukraine businesses with those of Anadolu Efes through the creation of a new company called AB InBev Efes, which was fully consolidated into Anadolu Efes. As a result of the transaction, we did not own a controlling stake in AB InBev Efes, did not consolidate these operations and accounted for our investment in AB InBev Efes under the equity method. On 22 April 2022, we announced our decision to sell our non-controlling interest in the AB InBev Efes joint venture and that we were in active discussions with Anadolu Efes, the controlling shareholder of AB InBev Efes, to acquire that interest. We derecognized the investment in AB InBev Efes and reported a USD 1,143 million non-cash impairment charge in exceptional share of result of associates as of 30 June 2022. See “Item 3. Key Information—D. Risk Factors—Financial Risks—Our business, financial performance and results of operations have been, and may continue to be, adversely affected by the continuation and consequences of the ongoing conflict between Russia and Ukraine”, and note 16 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 included in this Form 20-F for further details regarding our investment in AB InBev Efes. On 23 October 2024, we announced that we and Anadolu Efes agreed that Anadolu Efes will acquire our interest in the Russian business and we will acquire the interest of Anadolu Efes in the Ukraine business. The transaction, including the purchase price and other terms, was subject to required regulatory and governmental approvals. On 30 December 2024, a Russian decree was issued which placed the AB InBev Efes Russian operations under temporary management. There can be no assurances on the outcome of the transaction.

•

On 30 September 2019, we successfully completed the listing of a minority stake of our Asia Pacific subsidiary, Budweiser APAC, on the Hong Kong Stock Exchange for USD 5.75 billion (including the exercise of an over-allotment option). On 3 October 2019, the over-allotment option in connection with the initial public offering of a minority stake of Budweiser APAC was fully exercised. Following the full exercise of the over-allotment option, we control 87.2% of the issued share capital of Budweiser APAC.

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

Furthermore, during 2024 and 2023, we performed a series of other investments and disposals. For further details, see “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Investments and Disposals.”

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

Please see “—Strengths—Strong brand portfolio with global, multi-country and local brands”, “Strengths—Strong consumer insights-driven brand development capabilities, “—2. Principal Activities and Products—Beer and Beyond Beer” and “—2. Principal Activities and Products—Non-Beer” below for further details regarding category growth in 2024.

Digitize and Monetize our Ecosystem

We aim to unlock value from our existing assets and expand our addressable market through the digitization and monetization of our ecosystem. We believe our digital transformation is a key competitive advantage of our business as it improves the way we connect with our ecosystem of more than 2 billion consumers and 6 million customers. We aim to enhance the value of our core business through our business-to-business BEES platform, digital direct-to-consumer solutions, fintech services and other new business opportunities, including exploring possibilities of applying our core brewing and fermentation capabilities in the emerging biotech field. Please see “—2. Principal Activities and Products—Digital Transformation and New Businesses” below for further details regarding our efforts to digitize and monetize our ecosystem in 2024.

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

We believe that sustainability helps enable our commercial vision and advance the company’s purpose — We Dream Big to Create a Future with More Cheers. By virtue of our integration in local communities, our beliefs and values, our people and our commercial scale, we have the ability to be part of the solution to create a future with more cheers. For further information about our Purpose of Dreaming Big to Create a Future with More Cheers, see “—13. Social and Community Matters.”

Strengths

Building on our more than 600 years of heritage, we are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144,000 colleagues based in nearly 50 countries worldwide. We believe that the following key strengths will drive long-term value creation for our stakeholders and enable us to deliver on our company purpose:

Global platform with strong market positions in key markets to grow the category

We are a truly global brewer, positioned to serve the evolving needs of consumers worldwide. Our portfolio of well over 500 brands means we have beers for every type of occasion and our iconic brands bring people together across generations and communities.

We hold the number one market share position in 28 countries globally, based on strong brands and the benefits of scale. We believe this enables us to invest significant sales and marketing resources in our brands, achieve attractive sourcing terms, generate cost savings through centralization and operate under a lean cost structure. Our global footprint provides us with a strong platform to grow our global and multi-country brands, while developing local brands tailored to regional tastes and trends. We benefit from a global distribution network which, depending on the location, is either owned by us or is based on strong partnerships with wholesalers and local distributors.

In 2024, we were one of the largest consumer products companies worldwide, measured by revenue, and held the number one position in terms of total market share of beer by volume in the world. We hold the number one position in terms of total market share of beer by volume in the United States, Mexico and Brazil, three of the top five largest beer profit pools in the world. We estimate that we hold the number one position by volume in the fast-growing premium beer category, in China, the world’s largest beer market by volume. All beer market segments are based on data published by Plato Logic Limited in October 2024.

Geographic diversification

Our geographically diversified platform balances the growth opportunities of developing markets with the stability and strength of developed markets. With significant operations in both the Southern and Northern Hemispheres, we benefit from a natural hedge against local or regional market, economic and seasonal volatility.

Developed markets represented approximately 35% of our 2024 revenue and developing markets represented 65% of our 2024 revenue. Our developing markets include Argentina, Bolivia, Botswana, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, India, Mexico, Mozambique, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Uruguay, Vietnam and Zambia.

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

With well over 500 brands, of which 20 had an estimated turnover of over USD 1 billion in 2024, we believe our portfolio is the strongest in the industry. In 2024, eight of our brands – Budweiser, Brahma, Bud Light, Corona, Michelob ULTRA, Modelo, Skol, Stella Artois – were ranked among the Global top ten most valuable beer brands by Kantar BrandZ™.

We aim to lead and grow the beer category with an emphasis on our portfolio of megabrands. Our megabrands are the top brands in each market that make up the majority of our volume today and are expected to drive the majority of our growth going forward. We are allocating increased sales and marketing investments behind these brands to accelerate brand power, build deep consumer connections and drive profitable growth. We leverage the scale of our global footprint to connect with consumers through our global megaplatforms by replicating successful brand initiatives, market programs and best practices across multiple geographic markets.

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

Innovation continued to support execution of our category expansion levers, contributing approximately 11% to our total revenues in 2024. Highlights of these innovations included global expansion of Corona Cero from 19 to over 45 countries, launching Michelob ULTRA Zero in the United States, introducing Harbin Icy GD Zero Sugar in China and Cass Light Zero Sugar in South Korea, and scaling up Stella Pure Gold in South America.

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

We are developing our business through a strong portfolio strategy focused on category expansion and premiumization. Our diverse geographic footprint spans nearly 50 countries worldwide. The table below sets out the main brands we sell in the markets listed below as of 31 December 2024.

Country by Region	Brands

North America

Canada	Beer and Beyond Beer: Alexander Keith’s, Archibald, American Vintage, Banded Peak, Beach Day Every Day, Beatbox, Beck’s, Boddington’s, Brava, Brickworks, Bud Light, Budweiser, Busch, Corona, Cutwater, Goose Island, Hoegaarden, Kokanee, Kootenay, Labatt 50, Labatt Blue, Lakeport, Leffe, Löwenbräu, Lucky, Michelob ULTRA, Mike’s, Mill Street, Modelo, NÜTRL, Okanagan, Oland, Pacifico, Palm Bay, Rockstar, Rolling Rock, Spaten, Stanley Park, Stella Artois, SVNS Hard 7-UP, Tempo, Wildcat

United States	Beer and Beyond Beer: Beck’s, Boddington’s, Bud Ice, Bud Light, Bud Light Lime, Bud Light Platinum, Bud Light Platinum Seltzer, Bud Light Seltzer, Bud Light Chelada, Bud Light Next, Bud Light Orange, Budweiser, Budweiser Chelada, Budweiser Zero, Budweiser Select, Busch, Busch NA, Busch Light, Busch Light Peach, Busch Ice, Cantaritos, Cisco, Cutwater, Devil’s Backbone, Elysian, Estrella Jalisco, Four Peaks, Franziskaner, Golden Road, Goose Island, Hoegaarden, Hoop Tea, Hurricane High Gravity, Karbach, King Cobra, Kona, Landshark, Leffe Blonde, MD 2020, Michelob Golden Draft, Michelob Golden Light, Michelob ULTRA, Michelob ULTRA Lime Cactus, Michelob ULTRA Pure Gold, Michelob ULTRA Seltzer, Michelob ULTRA Zero, Natural Light, Natural Ice, NÜTRL, O’ Douls, Presidente, Red Bridge, the Rita family, Rolling Rock, Spaten, Stella Artois, Stella Artois 0.0, Veza Sur, Wicked Weed, Wynwood
Middle Americas

Colombia

Beer and Beyond Beer: Aguila family, Austen, Azteca, Bahia, Beck’s, Bogota Beer Company, Budweiser, Busch Light, Clover, Club Colombia family, Cola y Pola, Corona, Costeña family, Michelob ULTRA, Mike’s Hard, Modelo, Nativa (local crop), Pilsen, Poker family, Redd’s, Stella Artois

Non-Beer: Malta Leona, Pony Malta, Zalva

Country by Region	Brands

Dominican Republic	Beer: Barcelo, Bohemia, Brahma, Budweiser, Corona Cero, Corona Extra, Franziskaner, Hoegaarden, Leffe, Modelo (Especial and Negra), Presidente family, Stella Artois, The One

Non-Beer: 7UP, 911, Coco Rico, Enriquillo, Löwenbräu., Malta Morena, Montpellier water, Pepsi, Red Bull, Red Rock

Ecuador	Beer: Beck’s, Budweiser, Club family, Corona, Modelo Especial, Nuestra Siembra, Nuestra Siembra Inti, Pilsener, Pilsener Light, Stella Artois

Non-Beer: Nutrimalta, Pony Malta

El Salvador	Beer and Beyond Beer: Corona Cero, Corona Extra, Corona Tropical, Coronita Extra, Golden, Golden Extra, Imperial, Michelob ULTRA, Modelo, Pilsener, Stella Artois

Non-Beer: Coca-Cola, Coca-Cola sin azúcar, Fury, Kinley, Cristal Sparkling, Cristal (Water), Del Valle, Fanta, Fresca, Fury, Fuze Tea, Monster, Oasis, Powerade, Sprite

Guatemala	Beer: Beck’s Blue Zero Alcohol, Brahma, Budweiser, Busch Light, Corona Cero, Corona Extra, Hoegaarden, Leffe, Michelob ULTRA, Modelo (Especial and Negra), Stella Artois

Honduras	Beer and Beyond Beer: Barena, Corona Cero, Corona Extra, Corona Tropical, Imperial, Michelob ULTRA, Michelob ULTRA Seltzer, Modelo Especial, Salva Vida

Non-Beer: Coca-Cola, Dasani (Water), Del Valle, Fanta, Fresca, Fury, Fuze, Monster, Powerade, Sprite

Mexico	Beer and Beyond Beer: Barrilito, Bud Light, Budweiser, Carta Clara, Corona Cero, Corona Extra, Corona Golden Light, Corona Light, Cucapá, Estrella, Leon, Michelob ULTRA, Modelo family, Montejo, Pacifico family, Stella Artois, Victoria, Vicky Chamoy, Vicky Mango, Vicky Tomate, Vicky Piña

Non-Beer: Acqua Panna, Garci Crespo, Nestlé Pureza Vital, Perrier, Sn. Pellegrino, Sta. María

Panama	Beer: Atlas Golden Xtra, Balboa, Becks, Budweiser, Corona, Hoegaarden, Leffe, Michelob ULTRA, Modelo Especial, Modelo Negra, Stella Artois

Non-Beer: 7UP, Canada Dry, Malta Vigor, Mirinda, Orange Crush, Pepsi, Pony Malta, Red Bull, Squirt

Peru	Beer and Beyond Beer: Arequipeña, Barbarian, Budweiser, Corona, Cristal, Cusqueña, Golden, Kauffman, Mike’s Hard, Pacífico, Pilsen Callao, Pilsen Trujillo, San Juan, Stella Artois

Non-Beer: Agua Tonica, Cristalina, Guaraná Antarctica, Maltin Power, San Mateo water, Viva Backus

Country by Region	Brands
South America

Argentina

Beer and Beyond Beer: Andes, Andes Origen, Brahma, Budweiser, Capriccio, Corona, Dante Robino Reserva, Dante Robino Varietales, Goose Island, Isidra, Michelob ULTRA, Novecento, Novecento Raices, Patagonia Quilmes, Stella Artois, Temple

Non-Beer: 7UP, Awafrut, Gatorade, H2OH!, Ortinal Mirinda, Paso de Los Toros, Pepsi, Red Bull, Rockstar

Bolivia	Beer: Baltica, Budweiser, Chicha Taquiña, Corona, Ducal, Golden by Skol, Huari, Paceña, Stella Artois, Taquiña

Non-Beer: 7UP, Guaraná Antárctica, Gatorade, H20H!, Maltin, Pepsi, Pepsi Black, Somos (water)

Brazil	Beer and Beyond Beer: Antarctica, Antarctica SubZero, Beats family, Beck’s, Bohemia, Brahma, Brahma 0.0%, Brahma Duplo Malte, Brutal Fruit, Budweiser, Budweiser Zero, Colorado, Corona, Corona Cero, Goose Island, Hoegaarden, Leffe, Magnifica, Michelob ULTRA, Mike’s Ice Lemonade, Original, Patagonia, Polar, Serramalte, Skol, Skol Puro Malte, Spaten, Stella Artois, Stella Artois Pure Gold, Vinho do Zé, Wälls

Non-Beer: AMA, Baré, Fusion, Gatorade, Guaraná Antárctica, H2OH!, Lipton, Pepsi, Pepsi Black, Red Bull, Soda, Sukita, Tônica Antárctica and Antárctica Soda Limonada

Chile	Beer and Beyond Beer: Baltica, Beck’s, Becker, Budweiser, Budweiser Zero, Corona, Corona Cero, Corona Tropical, Coronita, Cusqueña, Goose Island, Hoegaarden, Kilometro 24.7, Leffe, Malta del Sur, Michelob ULTRA, Modelo Especial, Negra Modelo, Pilsen Del Sur, Quilmes, Stella Artois, Stella 0.0

Paraguay

Beer and Beyond Beer: Antarctica, Baviera, Brahma, Brahma Subzero, Brahma Pomelo, Brahma Frutos Rojos, Budweiser, Bud66, Colorado, Corona, Michelob ULTRA, Mike’s, Norte, Novecento, Ouro Fino, Patagonia, Pilsen, Pilsen Extra, Skol, Stella Artois, Stella 0.0

Non-Beer: Caldén

Uruguay	Beer and Beyond Beer: Andes, Beck’s, Brahma, Budweiser, Corona, Dante Robino, Franziskaner, Goose Island, Hoegaarden, Leffe, Löwenbräu, Michelob ULTRA, Negra Modelo, Norteña, Novecento, Oceánica, Patagonia, Patricia, Pilsen, Quilmes, Skol, Stella Artois, Zillertal

Non-Beer: 7UP, Gatorade, Guaraná, H2OH!, Mirinda, Paso de los Toros, Pepsi, Teem

EMEA

Belgium	Beer and Beyond Beer: Belle-Vue, Corona Cero, Corona Extra, Cubanisto, Deus, Ezy Energy Drink, Ginette, Goose Island, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, NÜTRL Vodka, Stella Artois, Stella Artois 0.0, Tripel Karmeliet, Victoria

Country by Region	Brands

France	Beer and Beyond Beer: Beck’s, Bud, Bud Zero, Corona Cero, Corona Extra, Corona Sunset, Cubanisto, Deus, Ginette, Goose Island, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, Stella Artois, Tripel Karmeliet, Vega, Victoria

Germany	Beer and Beyond Beer: Beck’s, Beck’s Blue Alkoholfrei, Beck’s Unfiltered, Corona Cero, Corona Extra, Diebels, Franziskaner, Franziskaner Alkoholfrei, Haake-Beck, Hasseröder, Leffe, Löwenbräu, San Miguel, Spaten, Stella Artois

Italy	Beer and Beyond Beer: Bass, Beck’s, Beck’s Blue Alkoholfrei, Beck’s Unfiltered, Birra del Borgo, Bud, Corona Cero, Corona Extra, Franziskaner, Goose Island, Hoegaarden, Kwak, Leffe, Lowenbrau, Spaten, Stella Artois, Tennent’s Super

Luxembourg	Beer and Beyond Beer: Beck’s, Beck’s Blue Alkoholfrei, Belle-Vue, Corona Cero, Corona Extra, Deus, Diekirch, Franziskaner, Franziskaner Alkoholfrei, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, Mousel, NÜTRL Vodka, Stella Artois, Stella Artois 0.0, Tripel Karmeliet, Victoria

Netherlands	Beer and Beyond Beer: Beck’s, Beck’s Blue Alkoholfrei, Belle-Vue, Bud, Bud Zero, Corona Cero, Corona Extra, Cubanisto, Deus, Dommelsch, Franziskaner, Franziskaner Alkoholfrei, Goose Island, Hertog Jan, Hertog Jan 0.0%, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, Löwenbräu, Spaten, Stella Artois, Tripel Karmeliet, Victoria

Spain	Beer and Beyond Beer: Budweiser, Corona Cerveza, Dorada, Franziskaner, Hoegaarden, Leffe, Modelo, Pacifico, Spaten, Stella Artois, Tropical

United Kingdom	Beer and Beyond Beer: Bass, Beck’s, Beck’s Blue, Boddingtons, Budweiser, Budweiser Zero, Bud Light, Camden, Corona Cero, Corona Extra, Franziskaner, Franziskaner Alkoholfrei, Goose Island, Hoegaarden, Hoegaarden 0.0%, Leffe, Leffe 0.0%, Löwenbräu, Kopparberg Cidre, Magners Cidre, Mahou, Mike’s, Modelo, Spaten, Stella Artois, Stella Artois Unfiltered, Stella Artois 0.0, Tennent’s Super, Tripel Karmeliet, Via Roma

Botswana	Beer and Beyond Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Double Malt, Castle Lite, Chibuku, Corona, Flying Fish, Redd’s, Stella Artois, St. Louis

Eswatini	Beer and Beyond Beer: Black Crown, Brutal Fruit, Carling Black Label, Castle Double Malt, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Lion Lager, Redd’s, Sibebe, Stella Artois

Ghana	Beer: Brutal Fruit, Budweiser, Corona, Club Premium Lager, Club Shandy, Eagle Lager, Eagle Extra Stout, Stella Artois

Non-Beer: Beta Malt

Country by Region	Brands

Lesotho	Beer and Beyond Beer: Brutal Fruit, Carling Black Label, Castle Double Malt, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Maluti Premium Lager, Redd’s, Stella Artois

Mozambique	Beer and Beyond Beer: 2M, 2M Flow, Brutal Fruit, Budweiser, Castle Lite, Corona, Flying Fish, Impala family, Laurentina family, Manica, Stella Artois, Smirnoff, Smirnoff Pine Twist, Smirnoff Spin

Namibia	Beer and Beyond Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Free, Castle Lite, Corona, Eagle Lager, Flying Fish, Lion, Stella Artois

Nigeria	Beer: Budweiser, Castle Lite, Eagle Lager, Eagle Stout, Flying Fish, Hero, Trophy, Trophy Stout

Non-Beer: Beta Malt, Grand Malt

South Africa	Beer and Beyond Beer: Black Crown, Brutal Fruit, Budweiser, Carling Black Label, Castle Double Malt, Castle Free, Castle Lager, Castle Lite, Castle Milk Stout, Corona, the Flying Fish family, Guinness, Hansa Pilsener, Hoegaarden, Leffe, Lion Lager, Newlands Spring, Redd’s family, Smirnoff, Stella Artois

Non-Beer: Red Bull

Tanzania	Beer and Beyond Beer: Balimi, Balimi Extra, Bingwa, Budweiser, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Dodoma, Eagle Lager, Flying Fish, Imagi, Kilimanjaro, Kilimanjaro Light, Konyagi, Redd’s, Safari, Safari Double Malt, Valuer, Viceroy, Zanzi Cream

Non-Beer: Grand Malt

Uganda	Beer and Beyond Beer: Budweiser, Castle Lite, Chairmans ESB, Club Pilsener, Eagle family, Nile family, Redds, Stella Artois

Zambia	Beer and Beyond Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Lite, Corona, Eagle family, Flying Fish, Mosi, Mosi Light, Smirnoff Spin, Smirnoff Storm, Stella Artois

Asia Pacific

China	Beer: Beck’s, Blue Girl, Boxing Cat, Budweiser, Budweiser 0.0%, Budweiser Magnum, Budweiser Supreme, Bud Light, Corona, Corona Cero, Franziskaner, Goose Island, Guinness, Harbin family, Hoegaarden, Leffe, Michelob ULTRA, Sedrin, Stella Artois

Country by Region	Brands

India	Beer and Beyond Beer: Budweiser, Budweiser 0.0%, Budweiser Beats, Budweiser Magnum, Corona, Goose Island, Haywards, Hoegaarden, Hoegaarden 0.0, Knockout, Leffe, Royal Challenge

South Korea	Beer: Budweiser, Cafri, Cass, Corona, FilGood, Goose Island, HANMAC, Harbin, Hoegaarden, Leffe, Michelob ULTRA, OB, Red Rock, Stella Artois

Vietnam	Beer: Beck’s, Budweiser, Corona, Hoegaarden, Leffe, Stella Artois, Zorok

The table below sets out our sales broken down by business segment for the periods shown:

	2024		2023		2022
Market	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	14,655	24.5%	15,072	25.4%	16,566	28.7%
Middle Americas	17,072	28.6%	16,348	27.5%	14,180	24.5%
South America	12,423	20.8%	12,040	20.3%	11,599	20.1%
EMEA	9,003	15.1%	8,589	14.5%	8,120	14.1%
Asia Pacific	6,196	10.4%	6,824	11.5%	6,532	11.3%
Global Export & Holding Companies	418	0.7%	508	0.9%	790	1.4%
Total	59,768	100.0%	59,380	100.0%	57,786	100.0%

Notes:

(1)

Revenue is turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Revenue” of this Form 20-F and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2023 Compared to the Year Ended 31 December 2022—Revenue” of our Annual Report on Form 20-F for the fiscal year ended 31 December 2023.

The table below sets out the breakdown between our Beer and Beyond Beer and non-beer volumes and revenues. Based on our actual historical financial information for these periods, our non-beer activities accounted for 13.2% of consolidated volumes in 2024, 12.8% of consolidated volumes in 2023 and 12.3% of consolidated volumes in 2022. In terms of revenue, our non-beer activities generated 11.8% of consolidated revenue in 2024 compared to 11.3% in 2023 and 10.8% in 2022, based on our actual historical financial information for these periods.

	Beer and Beyond Beer(1)(2)(3)			Non-Beer(3)			Consolidated
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Volume (million hectoliters)	500	510	522	76	75	73	576	585	595
Revenue(2) (USD million)	52,718	52,645	51,544	7,050	6,735	6,242	59,768	59,380	57,786

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

•

Budweiser is one of the top-selling beers globally. Sales outside the United States represented over 81% of global Budweiser volume in 2024. Budweiser was ranked as the second most valuable beer brand worldwide, according to the Kantar BrandZ™ 2024 report, and furthered its legacy and connection with music culture, sponsoring the Freedom Stage at Tomorrowland Belgium and the Bruno Mars tour in Brazil.

•

Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in almost 130 countries and was ranked as the most valuable brand in the Brand Finance Alcoholic Drinks 2024 report and also the most valuable beer brand worldwide according to Kantar BrandZ™. We granted Constellation Brands, Inc. the exclusive license for Corona beer, Modelo Especial, and certain other Grupo Modelo beer brands, including Pacifico, Negra Modelo and Victoria, in the 50 states of the United States, the District of Columbia and Guam. In 2024, AB InBev became a Worldwide Olympic Partner, with Corona Cero as the first-ever global beer sponsor of the Olympic and Paralympic Games.

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

•

Michelob ULTRA was rolled out nationally in the United States in 2002 and grew to become the second largest beer brand by revenue in the U.S., according to Circana 2024. Michelob ULTRA has just 95 calories and 2.5 carbs. It was the number one volume share gaining brand in the second half of 2024, according to Circana. This strong history of success has now been replicated in multiple international markets, including Canada, Mexico, Honduras, El Salvador, Chile, Brazil, Colombia, Argentina, Puerto Rico, China, South Korea, Paraguay, Panama and Guatemala. In 2024, Michelob ULTRA was the official beer sponsor of Copa América and expanded its years-long NBA partnership globally.

•

Stella Artois is the number one Belgian beer in the world according to Plato Logic Limited, it is the world’s tenth most valuable beer brand according to the Kantar BrandZ™ list of most valuable beer brands worldwide and it is distributed in over 100 countries worldwide. As a premium lager with roots tracing back to 1366 in the town of Leuven, Belgium, its legacy of quality and elegance is reflected in its iconic chalice and nine-step pouring ritual. The top three markets in terms of revenue for Stella Artois as of 2024 are the United States, the United Kingdom and Brazil with expansion plans well under way in several new growth markets, including South Africa and Colombia.

North America

•

Bud Light, a premium American light lager, is the number one beer brand in the United States based on volume sales (Circana 2024). Bud Light has been the Official Beer Sponsor of the NFL (National Football League) since 2011 and recently announced an expanded partnership with Folds of Honor to support families of first responders and a new multiyear marketing partnership as the Official Beer Partner of UFC.

•

Busch Light is a light lager with a crisp, refreshing taste that was first introduced in 1989 that is now the second fastest growing beer brand in the country according to Circana 2024 data. Other Busch family brands include Busch Beer, Busch Light Peach, Busch Ice and Busch NA.

Middle Americas

•

Modelo Especial is a full-flavored pilsner beer brewed with premium two-row barley malt for a slightly sweet, well-balanced taste with a light hop character and crisp finish. Brewed since 1925, it was created to stand for pride and authenticity.

•	Victoria is a Vienna-style lager and one of Mexico’s most popular beers. Victoria was produced for the first time in 1865, making Victoria Grupo Modelo’s oldest beer brand.

•	Aguila is a classic Colombian lager beer with a balanced and refreshing flavor that was first brewed in 1913.

•	Pilsen, first brewed 150 years ago in Peru, is Peru’s leading beer. It offers the clean and simple taste of a true Pilsner.

•	Cerveza Cristal, brewed since 1922 with a crisp taste and dedication to quality, is a favorite among Peruvians.

•	Poker is a Pilsner lager that has been enjoyed by Colombians for its traditional, bittersweet taste since 1929.

South America

•	Brahma family brands, together, are the most consumed beer brand in Brazil. Brahma was one of the Brazilian official sponsors of the 2022 FIFA World Cup™.

•	Skol is the largest beer brand in the Brazilian market. Skol has been a pioneer and innovator in the beer category, engaging with consumers and creating new market trends.

EMEA

•

Jupiler is Belgium’s largest brand by volume, according to Plato Logic Limited. This iconic Belgian lager is the official sponsor of both the male and female Belgian National Football Teams, “The Red Devils” and “The Red Flames”. It also sponsors the most important Belgian professional football league, the Jupiler Pro League. Jupiler 0.0%, celebrated as the best 0.0% beer in the world by the “World Beer Awards 2024”, also sponsors the Belgian Olympic team.

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

•

Safari, first brewed in Tanzania in 1977, is a full-flavored, full-bodied beer with a rich golden color and taste that gave rise to a new era of beer brewing in Tanzania. Today, it is the number one beer brand in Tanzania and leads the core segment.

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

No- and Low-Alcohol Beer

When measured against the typical 5% ABV for beer, lower-alcohol alternatives have become a larger part of our portfolio. We are committed to expanding our portfolio of no-alcohol and lower-alcohol products (which we define as 3.5% ABV or below) to give consumers more choice and promote moderation and responsible drinking worldwide. We have expanded our no- and low-alcohol beer portfolio from 26 to 60 brands over the last five years. Our no-alcohol beer brands are now available in 17 of our top 20 markets, while low-alcohol beer brands are now available in 12 of these markets. We are furthering this effort by featuring Corona Cero, our fast-growing zero alcohol beer brand, becoming the first-ever global beer sponsor of Olympics and Paralympic Games. For further details please see “Item 4. Information on the Company—B. Business Overview—13. Social and Community Matters—Promoting Smart Drinking.”

We have continued to expand our global portfolio of non-alcoholic beer. In 2024, we expanded the distribution of Corona Cero to over 45 markets. We offer Budweiser Zero, Bud Zero, Budweiser 0.0%, Beck’s NA, Corona Cero, and Stella Artois 0.0 in various markets. See “—Beer” above for more information.

Beyond Beer

The Beyond Beer segment continues to be a growth driver in the industry, as consumers demand sweet, fruity, flavorful drinks. We are innovating to meet consumers on more occasions. Our global Beyond Beer business contributed 2% of our revenue in 2024.

The Beyond Beer segment is keeping momentum with the fastest growth rate across all alcoholic beverages; in the US specifically spirit-based RTD canned cocktails are driving the growth. Cutwater retained its position as the #1 brand in the spirit-based RTD canned cocktails segment in the US and expanded nationally in Canada, becoming the fastest-growing one in the country. NÜTRL is the #2 vodka-based seltzer in the US. Cutwater and NÜTRL brands grew revenue by strong double-digits in the US, making Anheuser-Busch ranked as the #4 spirits supplier by total dollar growth in 2024 (according to Circana 2024). Brutal Fruit originally produced in South Africa, expanded to Brazil, the UK and China. Flying Fish, one of the fastest growing flavored beers in the world, continued its expansion reaching nine countries across Greater Africa.

Non-Beer

Non-Alcohol Beverages

We also have an important presence in the non-alcoholic beverages market, as consumers are increasingly looking for more options for different occasions. Using our strong distribution network, digital platforms and production facilities, we are expanding our portfolio of owned and partnership brands driving this trend. We have non-alcoholic beverages operations primarily in Latin America and Africa, and our subsidiary Ambev has non-alcoholic beverages operations in South America and the Caribbean. The non-alcoholic beverages market includes both carbonated and non-carbonated beverages.

Our non-alcoholic beverages business includes both our own brands and agreements with other global players, such as PepsiCo, Inc. (“PepsiCo”) related to bottling, selling and distribution of PepsiCo brands. Ambev has a long-term agreement with PepsiCo whereby it has been granted the exclusive right to bottle, sell and distribute certain PepsiCo brands in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea. Through our South America operations, Ambev is also PepsiCo’s bottler for Argentina, Uruguay and Bolivia, as well as in the Dominican Republic and Panama. In Panama, we also produce and bottle other third-party soft drink brands, such as Canada Dry Ginger Ale, Squirt and Crush.

Apart from the bottling and distribution agreements with PepsiCo, Ambev also produces, sells and distributes its own non-alcoholic beverages. Its main carbonated soft drinks brand is Guaraná Antarctica. We also have bottling, selling and distribution agreements with Coca-Cola in Honduras and El Salvador and selling and distribution agreements with Red Bull GmbH to sell Red Bull Energy Drinks in markets such as Argentina, Brazil, Dominican Republic, South Africa and others. In the United States, we currently have in place a master distribution agreement with Super Coffee.

Digital Transformation and New Businesses

We aim to elevate our relationships with customers and consumers through new technology capabilities that have the potential to create significant value for our business and accelerate the category globally. Our portfolio of solutions focuses on three areas in this space which present opportunities to accelerate our growth and build on our ecosystem: our business-to-business platform, BEES, which provides e-commerce and fintech solutions to retailers and services to our wholesalers; our digital direct-to-consumer solutions, which help bring us closer than ever to our consumers; and our biotech initiatives that aim to use our expertise in scaled fermentation to foster sustainable food production.

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

BEES was launched at the end of 2019 in the Dominican Republic and is currently live in 28 countries. As of December 2024, BEES generated 124 million total transactions and captured USD 49 billion in gross merchandise value (“GMV”). BEES Marketplace generated approximately USD 2.5 billion in GMV from sales of third-party products in 2024, with 36 million transactions containing marketplace products.

DTC & e-commerce

Our omnichannel direct-to-consumer (“DTC”) ecosystem of digital and physical products operates in 21 countries and generated approximately USD 1.4 billion of revenue in 2024. Our DTC Business is made up of a portfolio of more than 11,500 retail stores, such as Modelorama in Mexico, and digital businesses that operate under three leading digital brands: Ze Delivery in Brazil, TaDa in Latin America and Africa, and PerfectDraft in Europe. These brands fulfilled approximately 76 million e-commerce orders and generated revenue of USD 560 million in 2024. DTC contributes to the execution of our strategy by helping us solve consumer problems and improve our relationship with consumers. Our DTC business has enabled us to develop deeper consumer insights and transform the way we engage with our consumers, helping us drive category growth by developing occasions, increasing premiumization of the category and growing category participation.

EverGrain & BioBrew

We continue to take a long-term view of our business and explore new ways to generate additional value from our assets and capabilities. Evergrain, our barley protein ingredient business, serves a variety of customer protein needs in food and beverage products, across different occasions, formats, and geographies. The protein categories continue to demonstrate strong growth, especially the categories of sports nutrition, mainstream food and beverage, and life stage nutrition.

Biobrew, our precision fermentation platform, specializes in alternative protein fermentation. While EverGrain and BioBrew are at an early stage of growth and development, they are grounded in strong fundamentals owing to global macro trends around protein and our ability to deploy new technology at scale.

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

Effective 1 January 2019, we have been organized into six business segments.

The business segments and their corresponding countries are:

•	North America: the United States and Canada;

•	Middle Americas: the Caribbean, Colombia, the Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Panama, Peru and other Middle Americas countries;

•	South America: Argentina, Bolivia, Brazil, Chile, Paraguay and Uruguay;

•

EMEA: Austria, Belgium, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Spain, Switzerland, the United Kingdom, Botswana, Ghana, Lesotho, Mozambique, Namibia, Nigeria, South Africa, Swaziland, Tanzania, Uganda and Zambia and other African, European and Middle East countries;

•	Asia Pacific: China, India, Japan, New Zealand, South Korea, Vietnam and other South Asian and Southeast Asian countries; and

•	Global Export and Holdings Companies.

The table below sets out our total volumes broken down by business segment for the periods shown:

	2024		2023		2022
Market	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	86	15.0%	90	15.4%	103	17.3%
Middle Americas	150	26.1%	149	25.4%	148	24.8%
South America	161	27.9%	162	27.8%	164	27.6%
EMEA	94	16.3%	90	15.4%	91	15.3%
Asia Pacific	84	14.7%	93	15.9%	89	15.0%
Global Export and Holding Companies	0	0.1%	0	0.1%	1	0.2%
Total	576	100.0%	585	100.0%	595	100.0%

See “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products” for a breakdown between our beer and non-beer volumes and revenue. On an individual country basis, our principal markets, during the year ended 31 December 2024, in alphabetical order, were Argentina, Belgium, Brazil, Canada, China, Colombia, Ecuador, Mexico, Nigeria, Peru, South Africa, South Korea and the United States, with each market having its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well-placed to address changing consumer needs in the various categories (above core, core and value) within any given market.

4.	COMPETITION

We believe our largest competitors are Heineken, Carlsberg, CR Snow and Molson Coors Brewing Company based on information from the Plato Logic Limited report for the calendar year 2023 (published in October 2024).

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

We have participated in this consolidation trend and grown our international footprint through a series of mergers and acquisitions, described in “—A. History and Development of the Company,” which include:

•	the acquisition of Beck’s in 2002;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the combination with Anheuser-Busch Companies in November 2008;

•	the combination with Grupo Modelo in June 2013; and

•	the combination with SAB in October 2016.

The 10 largest brewers in the world in 2023 in terms of volume are as set out in the table below (m HL).

1	AB InBev	513.5
2	Heineken	265.5
3	Carlsberg	116.9
4	CR Snow	111.5
5	Tsingtao	80.1
6	Molson Coors Brewing Company	79.6
7	Asahi	70.5
8	Beijing Yanjing	39.4
9	Castel	38.6
10	Constellation Brands	35.4

Note:

(1)

Source: Plato Logic Limited report for the calendar year 2023 (published in October 2024). Volumes are based on calculations on total volumes of majority-owned subsidiaries, also licensed brewing. Our own beer volumes for the year ended 31 December 2024 were 500 million hectoliters and 510 million hectoliters for the year ended 31 December 2023.

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

Brewing Process

The basic brewing process for most beers is straightforward, but significant know-how is involved in quality and cost control. The most important stages are brewing and fermentation, followed by maturation, filtering and packaging. Although malted barley (malt) is the primary ingredient, other grains such as maize, rice or wheat are sometimes added to produce different beer styles. The proportion and choice of other raw materials varies according to regional taste preferences and the type of beer.

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

We purchase certain raw material ingredients through the open market, and also establish contracts with suppliers. We also purchase barley and process it to meet our malt requirements at our own malting plants.

Prices and sources of raw materials are determined by, among other factors:

•	the level of crop production and competing crops;

•	weather conditions;

•	local and export demand; and

•	governmental taxes, import tariffs and regulations.

We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 27 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024, for further details on commodities hedging.

We have supply contracts with respect to most packaging materials as well as our own production capacity as outlined below in “—Production Facilities.” The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand. We also use aluminum cansheet for the production of beverage cans and lids.

Raw material and packaging materials are sourced both globally and locally depending on supply chain risk, specification requirements, supplier performance, and overall costs. Hops, PET resin and, to some extent, cans are mainly sourced globally. Malt, adjuncts (such as unmalted grains or fruit), sugar, steel, cans, labels, metal closures, soda ash for our glass plants, plastic closures, preforms and folding cartons are sourced regionally. Electricity is sourced nationally, while water is sourced locally, for example, from municipal water systems and private wells.

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

Beverage Production Facilities

Our beverage production facilities comprised 220 breweries and/or non-beer plants as of 31 December 2024 spread across our regions. Of these 220 plants, 171 produced only beer and other alcoholic malt beverages, 17 produced only soft drinks and 32 produced beer, other alcoholic beverages and soft drinks. Except in limited cases, our breweries are not dedicated to one single brand of beer.

This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our business segments (excluding Global Export and Holdings Companies) in 2024, the number of our beverage production plants (breweries and/or non-beer drink plants) as well as the plants’ overall capacity.

		2024 Volumes(1)(3)		Annual engineering capacity as of 31 December 2024

Business Segment	Number of plants as of 31 December 2024(3)	Beer and Beyond Beer (khl)	Non-Beer (khl)(2)	Beer and Beyond Beer (khl)	Non-Beer (khl)(2)
North America	33	81,953	4,319	133,221	0
Middle Americas	39	125,444	24,642	169,205	32,800
South America	51	116,207	44,561	154,400	78,800
EMEA	50	91,482	2,322	128,710	1,676
Asia Pacific	47	84,309	88	165,669	0
Total	220	499,395	75,932	751,207	113,277

Notes:

(1)	Reported volumes.
(2)	The non-beer category includes soft drinks and certain other beverages.
(3)	Excludes our joint ventures and assets where we are not the majority owner.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2024.

Type of plant / facility	Number of plants /facilities(1)	Countries in which plants / facilities are located(1)

Malt plants	20	Argentina, Brazil, Colombia, Ecuador, Mexico, Peru, South Africa, South Korea, Tanzania, Uganda, United States, Uruguay, Zambia

Rice and corn grits mill	6	Argentina, Bolivia, Peru, United States

Farm and agriculture	3	Germany, South Africa, United States

Hop pellet plant	1	Argentina

Glass bottle plants	4	Brazil(2), Mexico, Paraguay

Crown and closure plants	4	Argentina, Brazil, Colombia, Mexico

Label plants	2	Brazil, Colombia

Can plants	8	Brazil, Bolivia, Mexico, United States

Can lid manufacturing plants	2	United States

Crown and closure liner material plants	1	United States

Soft drink concentrate plants	1	Brazil

Yeast plants	1	Brazil

Other	7	Brazil, United States

Total	60

Notes:

(1)	Excludes plants and facilities owned by joint ventures and assets where we are not the majority owner.
(2)	In January 2023, we began construction of a new glass bottle plant in Brazil, which is expected to be completed in 2025.

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

For example, in 2024, we invested in additional brewing, packaging and distribution capacities in multiple countries including Brazil, Colombia, Honduras, Mexico, South Africa, the United States and others to meet our future demand expectations in these countries or for export volumes.

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

Our transportation mechanics vary by market depending on economic and strategic considerations. We may outsource transportation to third-party contractors or retain such capability in-house, among other options.

VPO, digital power optimization and life cycle planning management programs have had a direct impact on our logistics organization, for example, in respect of safety, quality, environment, loss-prevention and improving costs by standardizing processes and ways of working around the globe.

7.	DISTRIBUTION OF PRODUCTS

We depend on effective distribution networks to deliver products to our customers. We review our focus markets for distribution and licensing agreements on an annual basis.

The distribution of beer, other alcoholic beverages and non-beer drinks varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets, brewers distribute directly to customers. In other markets, wholesalers may play an important role in distributing a significant proportion of beer to consumers, either in part for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler), because of historical market practice (for example, in China and Argentina) or because we have determined that third-party wholesalers provide the most effective route of distribution. In some instances, we have acquired third-party distributors to help us self-distribute our products. Due to strategic reasons and supply chain complexity, in some countries we operate a combined model with our own third-party distributors and wholesalers.

The products we brew in the United States are sold to wholesalers, and those wholesalers, with limited exceptions, have the exclusive right to carry our products within a designated territory for resale to retailers, with some entities owning more than one wholesalership. As of the end of 2024, there were 382 such wholesalers—we owned 10 of these wholesalers and the remaining wholesalers are independent businesses.

We generally distribute our products through (i) our own distribution network, in which we deliver to points of sale directly, and (ii) third-party distribution networks, in which delivery to points of sale occurs through wholesalers and independent distributors. In certain cases, we may own or have an ownership stake in a wholesaler. Third-party distribution networks may be exclusive or non-exclusive.

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

In some markets, we may enter into license agreements or, alternatively, international distribution and/or importation agreements, depending on the best strategic fit for each particular market. License agreements entered into by us may grant the right to third-party licensees to manufacture, package, sell and market one or several of our brands in a particular assigned territory under strict rules and technical requirements. In the case of international distribution and/or importation agreements, we produce and package the products ourselves while the third party distributes, markets and sells the brands in the local market.

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

•

Anadolu Efes has the right to brew and sell Bud and Beck’s in Turkey and Löwenbräu in Georgia. For more information, see “Item 5. Operating and Financial Review—G. Contractual Obligations and Contingencies—Contractual Obligations.” We also sell various brands, including Budweiser, by exporting from our license partners’ breweries to other countries.

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

•

On 30 March 2018, following the merger of our businesses in Russia and Ukraine with Anadolu Efes, we granted the right to brew and/or distribute several of our brands to our associate, AB InBev Efes in which we own a 50% non-controlling stake and which we do not consolidate. On 22 April 2022, we announced our decision to sell our non-controlling interest in the AB InBev Efes joint venture and that we were in active discussions with Anadolu Efes, the controlling shareholder of AB InBev Efes, to acquire that interest. On 23 October 2024, we announced that we and Anadolu Efes agreed that Anadolu Efes will acquire our interest in the Russian business and we will acquire the interest of Anadolu Efes in the Ukraine business. The transaction, including the purchase price and other terms, was subject to required regulatory and governmental approvals. On 30 December 2024, a Russian decree was issued which placed the AB InBev Efes Russian operations under temporary management. There can be no assurances on the outcome of the transaction. See “Item 3. Key Information—D. Risk Factors—Financial Risks—Our business, financial performance and results of operations have been, and may continue to be, adversely affected by the continuation and consequences of the ongoing conflict between Russia and Ukraine”, and note 16 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 included in this Form 20-F for further details regarding our investment in AB InBev Efes.

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

We also manufacture and distribute third-party brands and have the right to manufacture and distribute Brahma, a brand owned by our Brazilian listed subsidiary, Ambev, in certain jurisdictions. Compañía Cervecera de Canarias (in the Canary Islands) has an agreement to distribute Guinness in the Canary Islands. Ambev and some of our other subsidiaries have entered into manufacturing and distribution agreements with PepsiCo. Major brands that are distributed under this agreement are Pepsi-Cola, Lipton Ice Tea, H2OH! and Gatorade. See “—2. Principal Activities and Products—Non-Beer—Non-Alcohol Beverages” for further information in this respect. Ambev and some of our other subsidiaries also have license agreements with us which allow them to exclusively produce, distribute and market Beck’s, Stella Artois, Budweiser in Latin America and Canada and Corona products in Brazil, Canada, Chile and Argentina. Ambev also distributes Budweiser in Bolivia, Chile, Costa Rica, the Dominican Republic, Guatemala, Nicaragua, Panama, Paraguay, Puerto Rico and Uruguay.

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

Our brand portfolio consists of four global brands (Budweiser®, Corona®, Stella Artois® and Michelob ULTRA®), our multi-country brands (Beck’s®, Hoegaarden® and Leffe®), and many “local champions” (Aguila®, Antarctica®, Bud Light®, Brahma®, Carling Black Label®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, and Skol®). We believe this robust brand portfolio provides us with strong growth opportunities and positions us well to meet the needs of consumers for different occasions in each of the markets in which we compete. For further information about our brands, see “—2. Principal Activities and Products—Beer.”

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Certain of our operations depend on independent distributors or wholesalers to sell our products, and we may be unable to replace distributors or acquire interests in wholesalers or distributors. In addition, we may be adversely impacted by the consolidation of retailers,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Negative publicity and public advocacy regarding perceived or potential health risks, as well as changes in related government regulation, may harm our business,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production or supply chain inputs,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its indirect joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operations in Cuba may adversely affect our reputation and the liquidity and value of our securities” and “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Governmental Regulations.”

Production, advertising, marketing and sales of alcoholic beverages are subject to various restrictions around the world, often based on health considerations. These range from a complete prohibition of alcohol in certain countries and cultures through the prohibition of the import of alcohol, to restrictions on the advertising style, media and messages used. In a number of countries, for example, television is a prohibited medium for advertising beer and other alcohol beverage products, and in other countries, the marketing or selling of beer at sporting events may be restricted or regulated by advertising codes and applicable laws. Media restrictions may constrain our brand-building and innovation potential. Labeling of our products is also regulated in certain markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to alcohol products, including beer, have also become prevalent in recent years. Introduction of smoking bans in pubs and restaurants may have negative effects on on-trade consumption (that is, beer purchased for consumption in a pub or restaurant or similar retail establishment), as opposed to off-trade consumption (i.e., beer purchased at a retail outlet for consumption at home or another location). We believe that the regulatory environment in most countries in which we operate is becoming increasingly stringent with respect to health issues and expect this trend to continue.

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

Growing concern over the rise of obesity and obesity-related diseases, such as Type 2 diabetes, are accelerating global policy debates on reducing consumption of sugar in beverages and foods. This may have an impact on our business.

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

Iran-Related Required Disclosure

The Iran Threat Reduction and Syria Human Rights Act of 2012 requires disclosure of certain activities relating to Iran by AB InBev or its affiliates that occurred during our 2024 fiscal year. Anadolu Efes, our affiliate, has a licensing agreement with an Iranian company for the production of non-alcoholic beer in Iran. Pursuant to that licensing agreement, Anadolu Efes will receive EUR 225,000 (USD 244,147) in gross revenue for 2024, from which it expects to record no net profit. Anadolu Efes plans to continue its licensing arrangement.

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

Promoting Smart Drinking

With a lower average ABV compared to other alcohol beverages, beer is well suited to offer consumers more balanced choices. As the world’s leading brewer, AB InBev is committed to promoting moderation and responsible drinking.

We engage with our consumers and end users through our marketing practices at various stages and frequencies. Research indicates that individual patterns of consumption may be improved by reminding consumers that moderation and control are the group norms. Through social norms marketing, we aim to improve consumption patterns by promoting social norms that produce positive outcomes. By expanding our portfolio of no-alcohol and lower-alcohol products to give consumers balanced choices, we seek to enable moderation and responsible drinking worldwide. When it comes to responsible drinking and moderation, we focus on four areas:

•	Social norms marketing

•	Evidence-based intervention programs

•	Providing balanced choices in the product portfolio

•	Labeling

Social Norms Marketing

Our social norms marketing aims to use peer information to encourage moderate consumption. By informing consumers of the fact that the majority of those who consume alcohol do so in moderation, we seek to drive positive behavioral change and reinforce social expectations that those who drink should do so responsibly.

We have invested more than USD 1 billion in dedicated social marketing campaigns and related programs since 2016.

Evidence-Based Intervention Programs

We focus on programs grounded in evidence-based interventions, such as responsible beverage service training, screenings and brief interventions designed as preventive measures during outpatient and wellness visits, and road safety initiatives aiming to help governments improve their road safety management systems.

Tracking and assessment of these programs are managed at a local level. In partnership with local experts, governments and the AB InBev Foundation, we supported 33 programs across 20 countries using these evidence-based techniques in 2024.

Providing Balanced Choices in the Product Portfolio

In 2015, we led the industry by setting a goal to expand our no- and low-alcohol beer volume to represent 20% of our global beer volume by the end of 2025. In 2024, 6.3% of the company’s global beer volume was less than 3.5% ABV. Although we have been striving to meet this goal, we believe we will not reach the 20% goal by 2025. When measured against the typical 5% ABV for beer, lower-alcohol alternatives are a larger part of our portfolio. In 2024, products at 4.5% ABV or below represented 50.8% of our portfolio. We continue to expand our portfolio of no-alcohol and lower-alcohol products to give consumers more choice, enabling them to exercise moderation and responsible drinking. We have also been innovating our brewing process with advancements that allow us to rapidly scale no-alcohol offerings with superior taste.

Labeling

As part of our voluntary guidance labeling initiative, we continue to include smart drinking labels containing actionable advice on our primary product packaging in countries where there are no labeling requirements. This product labeling includes information for consumers such as alcohol content and, where required, health warnings. It also includes information related to specific groups which may be more vulnerable to alcohol-related risks such as pregnant women.

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

2025 Sustainability Goals

We are contributing to the United Nations Sustainable Development Goals and broader global sustainable development agenda while building resilient supply chains, productive communities and a healthier environment. In March 2018, following the achievement of our 2017 Environmental Goals, we announced 2025 Sustainability Goals, which focus on four areas: smart agriculture, water stewardship, circular packaging and climate action. While we have made progress in these areas each year, we may face challenges to reaching these ambitions by 2025.

•	Smart agriculture: our goal is for 100 percent of the company’s direct farmers to be skilled, connected and financially empowered;

•	Water stewardship: our goal is for 100 percent of our communities in high-stress areas to have improved water availability and quality;

•	Circular packaging: our goal is for 100 percent of our products to be in packaging that is returnable or made from mostly recyclable content; and

•	Climate change: our goal is for 100 percent of our purchased electricity to be from renewable sources as well as a goal of 25 percent reduction in carbon dioxide emissions across our value chain.

We also innovate with business in the 100+ Accelerator, which we founded in 2018 to provide mentorship, training and funding to help scale sustainable innovations. In partnership with the Coca-Cola Company, Colgate Palmolive, Danone and Unilever, the 100+ Accelerator has worked with 148 startups from 38 countries.

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

Creating resilient agricultural supply chains

Agriculture is a focus area for action related to responsible sourcing. In 2024, we continued to build resilient agricultural systems, by working with over 20,000 farmers with whom we have a direct sourcing relationship, ranging from large commercial farmers to smallholder farmers. We have put in place programs and partnerships to ensure that our farmers have access to good seed varieties and technical training (skilled), improved insights and data (connected), and the ability to invest in and grow their business (financially empowered). We also continued to implement our soil health framework, launched in 2020 in partnership with The Nature Conservancy, to provide a path for our agronomists and researchers to design and measure the impact of soil health, water and biodiversity initiatives in the field. The framework creates a common set of goals and a suite of agronomic practices and implementation strategies that our teams can tailor for the local context.

Watershed Protection

In 2024, we continued working to scale our water stewardship efforts by driving water efficiency in our operations and by engaging in watershed protection measures in partnership with local stakeholders, especially in high-water-stress areas. Together with local authorities, other water users, and non-governmental organizations like the World Wildlife Fund and The Nature Conservancy, we have devoted financial and technical resources to green infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts, and soil conservation techniques. To address the challenges specific to the local context, we have developed and implemented a comprehensive watershed management process at sites located in water-stressed areas. We are taking a results-based approach and have established baselines for measurement and tracking techniques based on pilot initiatives in a number of our high-risk communities. To date we have invested in long-term solutions across 36 sites where we seek to increase water security and improve water quality and availability for our communities and operations.

Renewable Energy

We are a large corporate buyer of electricity and a member of the global corporate renewable energy initiative RE100 and we seek to source 100% of our purchased electricity from renewables in order to reduce our carbon emissions and long-term energy cost, improve air quality and create jobs in the renewable energy industry. As members of the RE100, we follow the initiatives guidelines with our renewable electricity sources coming from solar, wind, biomass, biogas, geothermal and water. We also follow RE100 guidelines on energy generation, leveraging self-generated energy through either on-site installations or off-site PPAs. While we achieved an increase in operational renewable electricity each year over the past seven years, we do not anticipate reaching 100% operational renewable electricity by the end of 2025 due to current challenges such as the absence of needed local infrastructure and enabling regulatory frameworks.

Recycling

We are driving and protecting the circular economy of our industry by increasing the amount of reused or recycled materials in our packaging and recovering more post-consumer waste. We aim to work with partners, suppliers and retailers across our value chain in this effort. Packaging, such as returnable glass bottles, is an important component of this effort, and increasing recycling, recovery and reuse also helps avoid loss of value. While we continue to work towards 100 percent of our products being in packaging that is returnable or made from mostly recyclable content, we face challenges and may not achieve that threshold by 2025 due to the availability of viable recycled content, which is highly dependent on local recycling supply chains and dynamic market conditions, especially for glass and PET packaging.

Other Initiatives

We routinely engage with stakeholders including non-profit organizations, academic institutions and local communities to understand and benefit from their perspectives on sustainable development along brewing value chains. We recognize the critical role that companies can play in addressing some of the world’s most pressing sustainability challenges, such as water scarcity. We are a signatory to the CEO Water Mandate, a public/private initiative of the United Nations Global Compact, which focuses on developing corporate strategies to address global water issues. We actively work to better understand and manage water risks across our supply chain.

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

Having the right people in the right roles at the right time—aligned through a clear goal-setting and rewards process—improves productivity and enables us to continue to invest in our business.

Disaster Response Across Communities

We support our communities during times of need. Our commitment to supporting disaster relief and recovery efforts and providing emergency drinking water spans across various regions, with significant efforts made around the world in 2024:

•

In the United States, donating over 2 million cans of emergency drinking water to communities affected by disasters, including hurricane relief in Florida, Texas and Georgia, wildfire recovery in New Mexico, and flood relief in Iowa and Montana.

•	In partnership with the National Volunteer Fire Council, providing over 1.5 million cans to over 630 local volunteer fire departments across 44 states;

•	In China, providing more than 170,000 cans to 20 cities, including for fire relief in Kunming, flood recovery in multiple locations, and to address extreme heat in Sichuan;

•	In Mexico, following Hurricane Otis, sending more than 100,000 liters of water to Acapulco to support relief efforts and donating USD 1.25 million to local businesses; and

•

In Brazil, temporarily halting beer production to can water for residents in Rio Grande do Sul, supplying 25 hospitals with clean drinking water and donating 5 million liters of drinking water to the community.

C.	ORGANIZATIONAL STRUCTURE

Anheuser-Busch InBev SA/NV is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2024) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC One Busch Place St. Louis, MO 63118	Delaware, U.S.A.	100%	100%
Ambev S.A. Rua Dr. Renato Paes de Barros 1017 3° Andar Itaim Bibi São Paulo, Brazil	Brazil	61.74%	61.74%
Budweiser Brewing Company APAC Limited Suite 2701, Hysan Place 500 Hennessy Road, Causeway Bay Hong Kong SAR, China	Cayman Islands	87.22%	87.22%
Cervecería Modelo de México, S. de R.L. de C.V. Cerrada de Palomas 22, 6th Floor, Reforma Social Miguel Hidalgo 11650 Mexico City, Mexico	Mexico	100%	100%
ABI SAB Group Holding Limited Bureau, 90 Fetter Lane London EC4A 1EN, United Kingdom	United Kingdom	100%	100%

For a more comprehensive list of our most important financing and operating subsidiaries, see note 34 of our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

D.	PROPERTY, PLANTS AND EQUIPMENT

For a further discussion of property, plants and equipment, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business — Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production or supply chain inputs,” “—B. Business Overview—6. Brewing Process; Raw Materials and Packaging; Production Facilities; Logistics—Capacity Expansion,” and “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Capital Expenditures”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW

The following is a review of our financial condition and results of operations as of 31 December 2024 and 2023, and for the three years ended 31 December 2024, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

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

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, energy prices, interest rates, government policies including the implementation of global tariffs, exchange rates and currency devaluation or revaluation (including adverse transactional currency effects which may impact certain U.S. dollar-denominated products or services that could become more expensive in terms of local currencies due to the appreciation of the U.S. dollar), influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. Unfavorable macroeconomic conditions in any of our key markets, including the U.S., Mexico, Brazil, Europe and China could have a material adverse effect on the demand for our products. Furthermore, as a substantial proportion of our operations are carried out in developing markets, any general decline in developing markets as a whole could impact us disproportionately compared to our competitors with less exposure to developing markets.

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

Markets across the world experienced significant inflationary pressures in recent years and inflation rates in certain countries in which we operate may continue at elevated levels for the near-term. The level of inflation has been particularly significant in our South America region. In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018 (see “—Foreign Currency”). As measured by the Instituto Nacional de Estadística y Censos, Argentine inflation was approximately 117.8% in 2024. These inflationary pressured drove the decline in our total volumes in Argentina for the year ended 31 December 2024. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Volumes” for additional details. A central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

Inflationary pressures may also result in significant increases to our expenses, including direct materials, wages, energy, and transportation costs. We experienced higher commodity and logistics costs in 2023 and these anticipated commodity cost headwinds drove the increase in our cost of sales for the year ended 31 December 2023. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Cost of Sales” for additional details. In cases of sustained and elevated inflation across several of our key markets, it may be difficult to effectively manage the increases to our costs and we may not be able to pass these increased costs to our customers.

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

The prevailing geopolitical instability and sustained inflation have resulted in increased pressure on the supply chain and increased energy costs, which may increase the cost of manufacturing, selling and delivering our products. Increases in the prices of our products could affect demand among consumers, and, thus, our sales volumes and revenue. Even though we seek to minimize the impact of such fluctuations through financial and physical hedging, the results of our hedging activities may vary across time.

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

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in the start-up or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2024 and 2023 are described below. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 included in this Form 20-F.

Acquisitions and Divestitures

In the year ended 31 December 2024, we disposed of our share in associate Ghost Beverages LLC in the U.S. to Keurig Dr. Pepper and we reported a USD 437 million gain in exceptional items.

During the year ended 31 December 2023, we disposed of a portfolio of eight beer and beverage brands and associated assets in the U.S. to Tilray Brands, Inc. and we reported a USD 300 million loss in exceptional items.

During 2023 and 2024, we also undertook a series of additional acquisitions and disposals with no significant impact to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 included in this Form 20-F (collectively, the “2023 and 2024 acquisitions and disposals”).

We may also acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Brazilian Tax Credits

In the year ended 31 December 2024, our subsidiary Ambev recognized USD 49 million income in Other operating income related to tax credits in Brazil (2023: USD 44 million). Additionally, Ambev recognized USD 142 million of interest income in Finance income for the year ended 31 December 2024 (2023: USD 168 million) related to these credits.

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

•

Global and national alcohol policy reviews and the implementation of policies aimed at health consequences and preventing the harmful effects of alcohol misuse (including, among others, relating to underage drinking, drunk driving, drinking while pregnant and excessive or abusive drinking);

•

Restrictions on sales of alcohol generally or beer specifically, including restrictions on distribution networks, restrictions on certain retail venues, requirements that retail stores hold special licenses for the sale of alcohol, restrictions on times or days of sale, labeling requirements and minimum alcohol pricing requirements;

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

Since the fourth quarter of 2024, currencies around the world have depreciated markedly against the U.S. dollar. Decreases in the value of our operating companies’ functional currencies against the reporting currency tend to reduce their contribution to, among other things, our consolidated revenue and profit. During 2024, several currencies, such as the Argentine peso, the Brazilian real, the Mexican peso and the Nigerian naira depreciated against the U.S. dollar. Our total consolidated revenue was USD 59.8 billion for the year ended 31 December 2024, an increase of USD 0.4 billion compared to the year ended 31 December 2023. The negative impact of unfavorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2024 was USD 2.0 billion, primarily as a result of the impact of the currencies listed above.

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

Based on 2024 information, for example, we realized 47% of our total 2024 volumes in South America in the second and third quarters, compared to 53% in the first and fourth quarters of the year, whereas in North America, we realized 53% of our sales volume in the second and third quarters, compared to 47% in the first and fourth quarters. Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above.

B.	SIGNIFICANT ACCOUNTING POLICIES

For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 included in this Form 20-F.

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

Summary of Changes in Accounting Policies

To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing our consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024. A number of amendments to standards effective for annual periods beginning after 1 January 2024 have not been discussed either because of their non-applicability or immateriality to our consolidated financial statements.

For additional information, see note 3 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

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

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deduction from revenue recorded by us in relation to these taxes was USD 15.2 billion and USD 14.9 billion for the years ended 31 December 2024 and 2023, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that include a significant amount of goodwill and other intangible assets, including the acquisitions of Anheuser-Busch Companies, Grupo Modelo and SAB.

As of 31 December 2024, our total goodwill amounted to USD 110.5 billion, and our intangible assets with indefinite useful lives amounted to USD 36.9 billion.

Based on our 2024 annual impairment testing for goodwill, no impairment charge was warranted in 2024.

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

Our impairment testing methodology is in accordance with IAS 36 Impairment of Assets in which fair-value-less-cost-to-sell and value in use approaches are taken into account. This entails applying a discounted cash flow approach based on acquisition valuation models for the cash- generating units showing an invested capital to Normalized EBITDA multiple above 9x and valuation multiples for our other cash-generating units. The discounted cash flow approach was applied for the Colombia, Rest of Middle Americas, South Africa, Rest of Africa, Rest of Asia Pacific and the United States cash-generating units.

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

•

In order to calculate the terminal value, the company extrapolated the cash flows after the first ten-year period using expected annual long-term GDP growth rates based on external sources, or applied a market multiple after the first 5 years of the plan set at 12.5x. The company considered sensitivities on these metrics and corroborated the calculations by market multiples;

•	Projections are discounted at the unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 6%.

For the cash generating units subject to a discounted cash flow approach, the WACC applied in US dollar nominal terms were as follows:

	Year ended 31 December 2024	Year ended 31 December 2023
Colombia	10%	10%
Rest of Middle Americas	13%	13%
South Africa	11%	11%
Rest of Africa	13%	14%
Rest of Asia Pacific	8%	7%
United States	7%	7%

During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of Colombia, South Africa and Rest of Africa cash-generating units that show the highest invested capital to Normalized EBITDA multiple.

In the sensitivity analysis performed by management during the annual impairment testing in 2024, an adverse change of 1% in WACC or terminal growth rate or an adverse change of 1x in market multiple would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount except for Colombia where an adverse change of 1% in WACC would result in a negative headroom of USD 0.3 billion. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, based on the sensitivity analysis performed, we are not aware of any reasonably possible change in a key assumption used that would cause a cash generating unit’s carrying amount to exceed its recoverable amount.

Although we believe that our judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

Impairment testing of intangible assets with an indefinite useful life is based on the same methodology and assumptions as described above.

For additional information on tangible assets, goodwill, intangible assets, and impairments, see notes 8, 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

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

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Remeasurements, comprising actuarial gains and losses, the effect of asset ceilings (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized, see the sensitivity analysis within note 23 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

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

Share-Based Compensation

We have various types of equity-settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. No stock options were granted in 2023 and 2024. See note 24 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 included in this Form 20-F.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 29 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and in note 29 to our audited consolidated financial statements as of 31 December 2024 and 2023 and for the three years ended 31 December 2024, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

Both from an accounting and managerial perspective, we are organized according to business segments, which, with the exception of Global Export and Holding Companies, correspond to a combination of geographic regions in which our operations are based. The Global Export and Holding Companies segment includes our headquarters, some non-beverage related businesses, and the countries in which our products are sold only on an export basis and in which we generally do not otherwise have any operations or production activities.

The financial performance of each business segment, including its sales volume and revenue, is measured based on our product sales within the countries that comprise that business segment rather than based on products manufactured within that business segment but sold elsewhere.

In 2024, North America accounted for 15.0% of our consolidated volumes, Middle Americas for 26.1%; South America for 27.9%; EMEA for 16.3%; Asia Pacific for 14.7%; and Global Export and Holding Companies for 0.1%. A substantial portion of our operations is carried out through our four largest subsidiaries: Anheuser-Busch Companies (wholly owned); Ambev (61.74% owned as of 31 December 2024); Grupo Modelo (wholly owned); Budweiser APAC (87.22% owned as of 31 December 2024); and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, during 2024, we also had non-beer activities (primarily consisting of soft drinks) within Middle Americas, particularly in El Salvador, Honduras, Colombia and Peru and within South America, particularly in Brazil, Argentina and Bolivia. Both the beer and non-beer volumes comprise sales of brands that we own or license, third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network.

D.	EQUITY INVESTMENTS

See note 16 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 for more information.

E.	RESULTS OF OPERATIONS

Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023

The table below presents our condensed consolidated results of operations for the year ended 31 December 2024 and 2023.

	Year ended 31 December 2024	Year ended 31 December 2023	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	575,706	584,728	(1.5)
Revenue	59,768	59,380	0.7
Cost of sales	(26,744)	(27,396)	2.4
Gross profit	33,024	31,984	3.3
Selling, General and Administrative expenses	(18,341)	(18,172)	(0.9)
Other operating income/(expenses)	779	778	0.1
Exceptional items	25	(624)	(104.0)
Profit of the period	7,416	6,891	7.6
Profit from operations	15,487	13,966	10.9
Normalized EBITDA(2)	20,958	19,976	4.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use Normalized EBITDA, and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

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

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2024	Year ended 31 December 2023	Change
	(thousand hectoliters)		(%)(1)
North America	86,272	90,140	(4.3)
Middle Americas	150,086	148,730	0.9
South America	160,768	162,460	(1.0)
EMEA	93,804	90,213	4.0
Asia Pacific	84,397	92,726	(9.0)
Global Export and Holding Companies	380	459	(17.3)

Total	575,706	584,728	(1.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes were 575.7 million hectoliters for the year ended 31 December 2024. This represented a decrease of 9.0 million hectoliters, or 1.5% compared to our consolidated volumes for the year ended 31 December 2023. The results for the year ended 31 December 2024 reflect the performance of our business after the completion of the 2023 and 2024 acquisitions and disposals.

Excluding volume changes attributable to the 2023 and 2024 acquisitions and disposals, our own beer volumes decreased 2.0% in the year ended 31 December 2024 compared to the year ended 31 December 2023, as overall volume performance in 2024 was constrained by the soft consumer environments in China and Argentina, the global beer category remains vibrant with our volumes growing in the majority of our markets and by 0.9% overall when excluding these two countries. On the same basis, in the year ended 31 December 2024, our non-beer volumes increased 1.5% compared to the same period in 2023.

North America

In the year ended 31 December 2024, our volumes in North America decreased by 3.9 million hectoliters, or 4.3%, compared to the year ended 31 December 2023. Excluding volume changes attributable to the disposal of a portfolio of eight beer and beverage brands and associated assets to Tilray Brands, Inc. in the year ended 31 December 2023, our total volumes decreased by 3.8% in the year ended 31 December 2024, compared to the year ended 31 December 2023.

In the United States, our sales-to-wholesalers (“STWs”) declined by 3.9%, supported by two additional selling-days in the year, and our sales-to-retailers (“STRs”) declined by 5%. The beer industry remained resilient in 2024, improving both volume and revenue trends sequentially since the second quarter of 2024 and gaining share of total alcohol by value in 2024, according to Circana. The momentum of our mainstream beer portfolio improved throughout 2024, gaining share of the segment in both third and fourth quarters of 2024. We are the leader in no-alcohol beer and have seen strong consumer demand for Michelob Ultra Zero post its launch in January 2025. In Beyond Beer, the spirits-based ready-to-drink category accounted for 100% of the spirits industry’s value growth in 2024 with our portfolio outperforming the industry and delivering volume growth in the mid-teens, led by Cutwater and Nütrl.

In Canada, volumes declined by low-single digits.

Middle Americas

In the year ended 31 December 2024, our volumes in Middle Americas increased by 1.4 million hectoliters, or 0.9%, compared to the year ended 31 December 2023.

In Mexico, volumes increased by low-single digits, outperforming the industry. The momentum of our business continued in 2024, with our portfolio delivering record high volumes and continuing to gain share of the industry. We are leading the growth in no-alcohol beer with Corona Cero growing volume by strong double-digits. We continued to progress our digital initiatives, with BEES Marketplace growing gross merchandise value (“GMV”) by 24% compared to 2023 and our digital DTC platform, TaDa Delivery, increasing the number of orders by 21% compared to 2023.

In Colombia, volumes increased by low-single digits. Driven by the consistent execution of our category expansion levers, the beer category continued to grow, with our portfolio gaining 85 bps share of total alcohol in 2024 and with our volumes reaching a new record high. Our performance was driven by our above core beer brands which delivered high-single digit volume growth, led by Corona and Stella Artois. Our mainstream beer portfolio continued to grow, delivering a low-single digit volume increase.

In Peru, volumes declined by low-single digits outperforming a soft industry according to our estimates.

In Ecuador, volumes were flat, estimated to be in-line with the industry which was negatively impacted by rolling blackouts and lower consumer confidence.

South America

In the year ended 31 December 2024, our volumes in South America decreased by 1.7 million hectoliters, or 1.0%, compared to the year ended 31 December 2023, with our beer volumes decreasing 2.1% and soft drinks increasing 1.9%.

In Brazil, our total volumes grew by 1.5% with beer volumes up by 0.6%, estimated to have outperformed the industry, and non-beer volumes up by 4.1%. Our above core beer brands led our performance in 2024, delivering low-teens volume growth, driven by Budweiser and Corona. Within the core beer segment, the momentum of Brahma continued, with a mid-single digit volume increase in 2024. We are the leader in no-alcohol beer, with our volumes growing by double-digits, led by Budweiser Zero and Corona Cero. Non-beer performance was led by our low- and no-sugar portfolio, which grew volumes in the low-twenties in 2024. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 47% compared to 2023, and our digital DTC platform, Zé Delivery, generating over 66 million orders in 2024, a 10% increase compared to 2023.

In Argentina, total volumes declined by high-teens, in 2024, estimated to be in-line with the industry, as overall consumer demand was impacted by inflationary pressures.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the year ended 31 December 2024 increased by 3.6 million hectoliters, or 4.0%, compared to the year ended 31 December 2023.

On the same basis, in Europe, our volumes grew by low-single digits, outperforming the industry in 5 of our 6 key markets according to our estimates. The beer category remained resilient in 2024, estimated to have gained share of total alcohol in 5 of our 6 key markets and with our own volumes growing in 2024 compared to 2023. Our performance in 2024 was driven by our megabrands, Corona and Stella Artois, which successfully activated the category in key moments such as the Olympic Games, Roland Garros and Wimbledon. In the UK, as of January 2025, we have strengthened our portfolio with the addition of the San Miguel brand and are now the leading brewer in the industry. In no-alcohol beer, we expanded the availability of Corona Cero to 27 markets, growing volumes by strong double-digits.

In South Africa, volumes grew by mid-single digits, estimated to have outperformed the industry in both beer and Beyond Beer. The beer industry returned to volume growth in 2024 following a volume decline in 2023. The momentum of our business continued, with focused investments in our megabrands increasing the Brand Power of our portfolio and driving market share gains in both beer and Beyond Beer according to our estimates. Our performance was led by our above core beer brands, which grew volumes by low-teens driven by Corona and Stella Artois, while our core beer portfolio continued to grow, delivering a mid-single digit volume increase in 2024. In Beyond Beer, our portfolio grew volumes by high-single digits driven by Brutal Fruit, Flying Fish and Redd’s.

In Nigeria, volumes revenue grew by low-teens, cycling a soft industry.

Asia Pacific

For the year ended 31 December 2024, our volumes decreased by 8.3 million hectoliters, or 9.0%, compared to the year ended 31 December 2023.

In China, volumes decreased by 11.8% impacted by a soft industry. We remain focused on the execution of our strategy, centered on premiumization, channel and geographic expansion, and digital transformation. We continued to invest in our brands and innovations to provide balanced choices to our consumers with the expansion of zero sugar options. In the context of a soft on-premise channel, we accelerated our premiumization of the in-home channel with the expansion of our premium and super premium brands. The roll out and adoption of the BEES platform continued. As of December 2024, BEES is present in more than 320 cities with approximately 80% of our revenue generated through digital channels.

In South Korea, driven by our core portfolio and innovations, our volumes increased by mid-single digits in 2024, outperforming the industry in both the on-premise and in-home channels, and reaching our highest market share in the last 10 years.

Global Export and Holding Companies

For the year ended 31 December 2024, Global Export and Holding Companies volumes decreased by 0.1 million hectoliters, or 17.3% compared to the year ended 31 December 2023. Excluding volume changes attributable to disposal of Atom group, an online spirits business in the UK, our total volumes decreased by 12.8% in the year ended 31 December 2024, compared to the year ended 31 December 2023.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2024 as compared to our revenue for the year ended 31 December 2023.

	Year ended 31 December 2024	Year ended 31 December 2023	Change
	(USD million)		(%)(1)
North America	14,655	15,072	(2.8)
Middle Americas	17,072	16,348	4.4
South America	12,423	12,040	3.2
EMEA	9,003	8,589	4.8
Asia Pacific	6,196	6,824	(9.2)
Global Export and Holding Companies	418	508	(17.7)

Total	59,768	59,380	0.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 59,768 million for the year ended 31 December 2024. This represented an increase of USD 388 million, or 0.7%, as compared to our consolidated revenue for the year ended 31 December 2023. The results for the year ended 31 December 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond a maximum of 2% per month (the “Hyperinflationary Price Cap”)1), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals positively impacted our consolidated revenue by USD 777 million on a net basis for the year ended 31 December 2024 compared to the year ended 31 December 2023.

•

Our consolidated revenue for the year ended 31 December 2024 also reflects a negative currency translation impact of USD 1,995 million mainly arising from currency translation effects in South America and EMEA.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation effects, our revenue increased by 2.7% and increased by 4.3% on a per hectoliter basis in the year ended 31 December 2024 compared to the year ended 31 December 2023. Despite the decrease in volumes discussed above, the increase in our consolidated revenue was driven by disciplined revenue management choices and premiumization while investing in our brands to provide value to our consumers. Investments in our megabrands and innovations drove an estimated increase in the percentage of beer consumers purchasing our portfolio globally of approximately 90 basis points. Participation increases were driven by improvements with all consumer groups in the US and with new legal drinking age consumers in 65% of our markets.

The increase in our revenue per hectoliter in the year ended 31 December 2024 was most significant in EMEA, South America, and Middle Americas.

•	In EMEA, the growth in the revenue per hectoliter was driven mainly by revenue management initiatives and continued premiumization in Europe and South Africa.

[1]	Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

•

In South America, the growth in the revenue per hectoliter in Argentina was driven by revenue management initiatives in a highly inflationary environment. In Brazil, we reported revenue per hl increase of 3.1%, driven by premiumization and revenue management initiatives.

•	In Middle Americas, the growth in the revenue per hl was driven by revenue management initiatives.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the year ended 31 December 2024 as compared to the year ended 31 December 2023:

	Year ended 31 December 2024	Year ended 31 December 2023	Change
	(USD million)		(%)(1)
North America	(6,236)	(6,517)	4.3
Middle Americas	(6,242)	(6,379)	2.2
South America	(6,073)	(5,984)	(1.5)
EMEA	(4,678)	(4,645)	(0.7)
Asia Pacific	(2,970)	(3,272)	9.2
Global Export and Holding Companies	(546)	(598)	8.7

Total	(26,744)	(27,396)	2.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 26,744 million for the year ended 31 December 2024. This represented a decrease of USD 652 million, or 2.4% compared to our consolidated cost of sales for the year ended 31 December 2023. The results for the year ended 31 December 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024, (ii) currency translation effects and (iii) changes in classification.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals and the changes in classification negatively impacted our consolidated cost of sales by USD 557 million on a net basis for the year ended 31 December 2024 compared to the year ended 31 December 2023.

•

Our consolidated cost of sales for the year ended 31 December 2024 also reflects a positive currency translation impact of USD 1,079 million mainly arising from currency translation effects in South America and EMEA.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals, changes in classification and currency translation effects, our consolidated cost of sales decreased by USD 129 million or 0.5%. Our consolidated cost of sales for the year ended 31 December 2024 was partially impacted by the decrease in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 1.0% driven by product mix.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2024 as compared to the year ended 31 December 2023. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2024 were USD 17,562 million, representing an increase of USD 168 million, or 1.0%, compared to our operating expenses for 2023.

	Year ended 31 December 2024	Year ended 31 December 2023	Change
	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(18,341)	(18,172)	(0.9)
Other Operating Income/(Expenses)	779	778	0.1

Total Operating Expenses	(17,562)	(17,394)	(1.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the year ended 31 December 2024 as compared to the year ended 31 December 2023:

	Year ended 31 December 2024	Year ended 31 December 2023	Change
	(USD million)		(%)(1)
North America	(4,358)	(4,619)	5.6
Middle Americas	(3,976)	(3,792)	(4.9)
South America	(3,779)	(3,575)	(5.7)
EMEA	(2,701)	(2,614)	(3.3)
Asia Pacific	(2,059)	(2,133)	3.5
Global Export and Holding Companies	(1,468)	(1,439)	(2.0)

Total	(18,341)	(18,172)	(0.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 18,341 million for the year ended 31 December 2024. This represented an increase of USD 169 million, or 0.9%, as compared to the year ended 31 December 2023. The results for the year ended 31 December 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals negatively impacted our consolidated selling, general and administrative expenses by USD 343 million on a net basis for the year ended 31 December 2024 compared to the year ended 31 December 2023.

•

Our consolidated selling, general and administrative expenses for the year ended 31 December 2024 also reflects a positive currency translation impact, of USD 543 million mainly arising from currency translation effects in South America and EMEA.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses increased by 2.0% due primarily to increased administrative and marketing investments.

Other Operating Income/(Expenses)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2024 as compared to the year ended 31 December 2023:

	Year ended 31 December 2024	Year ended 31 December 2023	Change
	(USD million)		(%)(1)
North America	7	34	(79.0)
Middle Americas	34	51	(32.6)
South America	452	394	14.6
EMEA	177	198	(10.6)
Asia Pacific	116	113	3.0
Global Export and Holding Companies	(8)	(13)	37.3

Total	779	778	0.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses for the year ended 31 December 2024 was USD 779 million. This represented an increase of USD 1 million, as compared to the year ended 31 December 2023. The results for the year ended 31 December 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024, (ii) the Brazilian tax credits and (iii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals and the Brazilian tax credits positively impacted our net consolidated other operating income and expenses by USD 31 million for the year ended 31 December 2024 compared to the year ended 31 December 2023.

•	Our net consolidated other operating income and expenses for the year ended 31 December 2024 also reflects a negative currency translation impact, of USD 28 million.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals, Brazilian tax credits and currency translation effects, our net consolidated other operating income and expenses decreased by 0.3%.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the year ended 31 December 2024, exceptional items included in profit from operations mainly consisted of restructuring charges and business and asset disposals (including impairment losses). Exceptional items were as follows for year ended 31 December 2024 and 2023:

	Year ended 31 December 2024	Year ended 31 December 2023
	(USD million)
Restructuring	(156)	(142)
Business and asset disposal (including impairment losses)	183	(385)
Legal costs	—	(85)
AB InBev Efes related costs	(2)	(12)

Total	25	(624)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 156 million for the year ended 31 December 2024 as compared to a net cost of USD 142 million for the year ended 31 December 2023. These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These alignments aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements.

Business and asset disposal (including impairment losses)

Business and asset disposals (including impairment losses) amounted to a net gain of USD 183 million for the year ended 31 December 2024, mainly comprising of a gain of USD 437 million recognized upon the sale of our share in associate Ghost Beverages LLC, partially offset by impairment losses of intangible assets and other non-core assets sold in the period. Business and asset disposals (including impairment losses) amounted to a net cost of USD 385 million for the year ended 31 December 2023, mainly comprising of a loss of USD 300 million we recognized upon disposal of a portfolio of eight beer and beverage brands and associated assets in the U.S. to Tilray Brands, Inc.

Claims and legal costs

During the year ended 31 December 2023, the company recorded exceptional claim and legal costs of USD 85 million. These charges relate to a customs audit claim in South Korea of USD 66 million and legal costs of USD 19 million related to the successful outcome of series of lawsuits regarding Ambev warrants.

AB InBev Efes Related Costs

We incurred exceptional costs of USD 2 million related to the disposal of AB InBev Efes for the year ended 31 December 2024, as compared to exceptional costs of USD 12 million for the year ended 31 December 2023.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2024 as compared to the year ended 31 December 2023:

	Year ended 31 December 2024	Year ended 31 December 2023	Change
	(USD million)		(%)(1)
North America	4,350	3,607	20.6
Middle Americas	6,808	6,201	9.8

	Year ended 31 December 2024	Year ended 31 December 2023	Change
	(USD million)		(%)(1)
South America	3,011	2,838	6.1
EMEA	1,765	1,461	20.8
Asia Pacific	1,222	1,451	(15.8)
Global Export and Holding Companies	(1,671)	(1,592)	(5.0)

Total	15,487	13,966	10.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 15,487 million for the year ended 31 December 2024. This represented an increase of USD 1,521 million, as compared to our profit from operations for the year ended 31 December 2023. The results for the year ended 31 December 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024, (ii) the Brazilian tax credits, (iii) currency translation effects and (iv) the effects of certain exceptional items as described above.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals and the Brazilian tax credits negatively impacted our consolidated profit from operations by USD 91 million on a net basis for the year ended 31 December 2024 compared to the year ended 31 December 2023.

•	Our consolidated profit from operations for the year ended 31 December 2024 also reflects a negative currency translation impact, including hyperinflation accounting impact, of USD 399 million.

•

Our profit from operations for the year ended 31 December 2024 was positively impacted by USD 25 million of certain exceptional items, as compared to a negative impact of USD 624 million for the year ended 31 December 2023. See “Exceptional Items” above for a description of the exceptional items during the year ended 31 December 2024 and 2023.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals, the Brazilian tax credits and currency translation effects, our profit from operations increased by 14.5%. This increase was most significant in EMEA, North America, South America and Middle Americas mainly due to increased revenue and production cost efficiencies.

Net Finance Income / (Expense)

Our net finance income / (expense) items were as follows for the year ended 31 December 2024 and 31 December 2023:

	Year ended 31 December 2024	Year ended 31 December 2023	Change
	(USD million)		(%)(1)
Net interest expense	(2,846)	(3,131)	9.1
Net interest on net defined benefit liabilities	(89)	(90)	1.5
Accretion expense	(722)	(808)	10.6
Net interest income on Brazilian tax credits	142	168	(15.5)
Other financial results	(843)	(1,172)	28.0

	Year ended 31 December 2024	Year ended 31 December 2023	Change
	(USD million)		(%)(1)
Net finance expense before exceptional finance results(2)	(4,358)	(5,033)	13.4
Mark-to-market(2)	(1,211)	(325)	(272.6)
Gain/(loss) on bond redemption and other	216	256	(15.6)

Exceptional net finance income/(expense)(2)	(995)	(69)	—

Net finance income/(expense)	(5,353)	(5,102)	(4.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance expense for the year ended 31 December 2024 was USD 5,353 million, as compared to a net finance expense of USD 5,102 million for the year ended 31 December 2023, representing an expense increase of USD 251 million.

The net finance expenses before exceptional financial results decreased from USD 5,033 million for the year ended 31 December 2023 to USD 4,358 million for the year ended 31 December 2024.

Exceptional net finance income/(expense) includes a negative mark-to-market adjustment of USD 1,211 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 325 million for the year ended 31 December 2023.

Other exceptional net finance expense for the twelve-month period ended 31 December 2024 includes a loss of USD 66 million resulting from the impairment of financial investments and a gain of USD 263 million related to the completion of tender offers for notes issued by the company and certain of its subsidiaries.

The number of shares covered by the derivative instruments, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2024	Year ended 31 December 2023
Share price at the start of the twelve-month period (in euro)	58.42	56.27
Share price at the end of the twelve-month period (in euro)	48.25	58.42
Number of derivative equity instruments at the end of the period (in millions)	100.5	100.5

Share of Result of Associates

Our share of result of associates for the year ended 31 December 2024 was USD 329 million as compared to USD 295 million for the year ended 31 December 2023.

Exceptional Share of Result of Associates

Our exceptional share of result of associates for the year ended 31 December 2024 includes USD 104 million income from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2024 was USD 3,152 million, with an effective tax rate of 31.1%, as compared to an income tax expense of USD 2,234 million and an effective tax rate of 25.2% for the year ended 31 December 2023.

The effective tax rate for the year ended 31 December 2024 was negatively impacted by the non-deductible losses from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. Furthermore, the 2024 effective tax rate includes USD 205 million non-underlying tax expense, reflecting mainly the net impact of a USD 240 million (ZAR 4.5 billion) resolution of South African tax matters disclosed in our 2024 Annual Report, the income tax on non-underlying items and the release of tax provisions.

We benefit from tax-exempted income and tax credits which are expected to continue in the future. We do not have significant benefits coming from low tax rates in any particular jurisdiction.

Profit of the Period

Profit of the period for the year ended 31 December 2024 was USD 7,416 million compared to USD 6,891 million for the same period in 2023.

	Year ended 31 December 2024	Year ended 31 December 2023
	(USD million)
Profit attributable to non-controlling interests	1,561	1,550
Profit attributable to equity holders of AB InBev	5,855	5,341

Profit of the period	7,416	6,891

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,561 million for the year ended 31 December 2024, an increase of USD 11 million from USD 1,550 million for the year ended 31 December 2023.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2024 was USD 5,855 million compared to USD 5,341 million for the year ended 31 December 2023. Basic earnings per share of USD 2.92 is based on 2,003 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the year ended 31 December 2024, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

The increase in profit attributable to our equity holders for the year ended 31 December 2024 was primarily due to increased revenue and production cost efficiencies in the year ended 31 December 2024 compared to the year ended 31 December 2023.

Underlying profit, attributable to equity holders of AB InBev for the year ended 31 December 2024 was USD 7,061 million. Underlying profit, attributable to equity holders of AB InBev is profit attributable to equity holders of AB InBev excluding the after-tax exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Expense)”, “—Exceptional Share of Result of Associates”, exceptional taxes and the impact of hyperinflation accounting.

Underlying EPS for the year ended 31 December 2024 was USD 3.53. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “Exceptional Items, “Net Finance Income/(Expense)” and “Exceptional Share of Result of Associates” and the impact of hyperinflation accounting.

	Year ended 31 December 2024	Year ended 31 December 2023
	(USD million)
Profit attributable to equity holders of AB InBev	5,855	5,341
Exceptional items, before taxes	(25)	624
Exceptional net finance expense, before taxes	995	69
Exceptional share of results of associates	(104)	35
Exceptional taxes	205	(84)
Exceptional non-controlling interest	(9)	(30)
Hyperinflation impacts	145	203

Underlying profit, attributable to equity holders of AB InBev	7,061	6,158

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

	Year ended 31 December 2024	Year ended 31 December 2023
	(USD per share)
Basic earnings per share	2.92	2.65
Exceptional items, before taxes	(0.01)	0.31
Exceptional net finance expense, before taxes	0.50	0.03
Exceptional share of results of associates	(0.05)	0.02
Exceptional taxes	0.10	(0.04)
Hyperinflation accounting impacts in EPS	0.07	0.10

Underlying EPS	3.53	3.05

The calculation of earnings per share is based on 2,003 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the year ended 31 December 2024.

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

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the year ended 31 December 2024 as compared to the year ended 31 December 2023:

	Year ended 31 December 2024	Year ended 31 December 2023	Change
	(USD million)		(%)[1]
Profit attributable to equity holders of AB InBev	5,855	5,341	9.6
Profit attributable to non-controlling interests	1,561	1,550	0.7

Profit of the period	7,416	6,891	7.6
Net finance expense	5,353	5,102	(4.9)

	Year ended 31 December 2024	Year ended 31 December 2023	Change
	(USD million)		(%)[1]
Income tax expense	3,152	2,234	(41.1)
Share of result of associates	(329)	(295)	11.5
Exceptional share of results of associates	(104)	35	(397.3)

Profit from operations	15,487	13,966	10.9
Exceptional items	(25)	624	(104.0)

Profit from operations, before exceptional items	15,462	14,590	6.0

Depreciation, amortization and impairment	5,496	5,386	(2.0)

Normalized EBITDA	20,958	19,976	4.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

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

Our Normalized EBITDA amounted to USD 20,958 million for the year ended 31 December 2024. This represented an increase of USD 982 million, or 4.9%, as compared to our Normalized EBITDA for the year ended 31 December 2023. The results for the year ended 31 December 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the acquisitions and disposals we undertook in 2023 and 2024, (ii) the Brazilian tax credits and (iii) currency translation effects, including hyperinflation accounting impact. Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals, the 2023 Brazilian tax credits and currency translation, our Normalized EBITDA increased by 8.2% from increased revenue and production cost efficiencies.

Adoption of hyperinflation accounting in Argentina

Since 1 January 2018, we have applied hyperinflation accounting for our Argentine subsidiaries. IAS 29 requires us to restate the results of our operations in hyperinflationary economies for the twelve-month period ended 31 December for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period, namely 31 December 2024 closing rate for our results in the twelve-month period ended 31 December 2024.

In December 2023, the Argentine peso underwent a significant devaluation with the USD to ARS exchange rate closing at 809 on 31 December 2023 compared to 177 on 31 December 2022. The Argentine peso further depreciated to 1,033 on 31 December 2024.

In the twelve-month period ended 31 December 2024, we reported USD 187 million positive impact of hyperinflation accounting on our consolidated revenue and USD 23 million positive impact on our Normalized

EBITDA. In the twelve-month period ended 31 December 2023, we reported USD 717 million negative impact of hyperinflation accounting on our consolidated revenue and USD 314 million negative impact on our Normalized EBITDA. The hyperinflation accounting in 2024 and 2023 results from the combined effect of the indexation to reflect changes in purchasing power on the results for 2024 and 2023, and the translation of those results at the closing rate of the period, rather than the average year-to-date rate applied to the results of the full year 2024 and 2023.

The hyperinflation accounting adjustments on our consolidated revenue are as follows:

	Year ended 31 December 2024	Year ended 31 December 2023
	(USD million)
Indexation	334	561
Closing rate	(147)	(1,279)

Total	187	(717)

The hyperinflation accounting adjustments on our Normalized EBITDA are as follows:

	Year ended 31 December 2024	Year ended 31 December 2023
	(USD million)
Indexation	59	211
Closing rate	(36)	(525)

Total	23	(314)

Non-monetary assets and liabilities stated at historical cost (e.g., property, plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line. See also note 11 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 included in this Form 20-F.

Our income statement is also adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year-to-date average rate for non-hyperinflationary economies), thereby restating the year-to-date income statement account both for inflation index and currency conversion.

In the year ended 31 December 2024, the hyperinflation accounting in accordance with IFRS rules resulted in a negative USD 78 million monetary adjustment reported in the finance line compared to a positive USD 17 million monetary adjustment for the year ended 31 December 2023, and a negative impact on the Profit attributable to our equity holders of USD 144 million compared to a negative impact of USD 30 million for the year ended 31 December 2023.

Year Ended 31 December 2023 Compared to the Year Ended 31 December 2022

For a discussion of our consolidated results of operations for the year ended 31 December 2023 compared to the year ended 31 December 2022, please see our Annual Report on Form 20-F for the fiscal year ended 31 December 2023.

F.	IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2024 and 2023:

	Year ended 31 December 2024	Year ended 31 December 2023
U.S. dollar	25.0%	25.8%
Brazilian real	15.4%	15.8%
Mexican peso	12.8%	12.7%
Chinese yuan	7.3%	8.5%
Euro	5.8%	5.7%
Colombian peso	5.2%	4.5%
South African rand	4.5%	4.0%
Peruvian nuevo sol	3.2%	3.2%
Canadian dollar	3.1%	3.2%
Argentine peso(1)	3.0%	2.2%
Dominican peso	2.3%	2.2%
South Korean won	2.1%	1.9%
Pound sterling	2.0%	2.1%
Others	8.3%	8.3%

Note:

(1)

Hyperinflation accounting was adopted in 2018 to report the company’s Argentinean operations. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Adoption of hyperinflation accounting in Argentina” for additional details.

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2024 and 2023:

•

We recorded a negative translation impact, including hyperinflation accounting impact, of USD 1,995 million on our revenue for the year ended 31 December 2024 (as compared to a negative translation impact of USD 2,744 million in 2023) and a negative translation impact, including hyperinflation accounting impact, of USD 399 million on our profit from operations for the year ended 31 December 2024 (as compared to a negative translation impact on our profit from operations of USD 879 million in 2023).

•

Our reported profit of the year was negatively affected by a USD 133 million translation impact, including hyperinflation accounting impact, for the year ended 31 December 2024 (as compared to a negative translation impact of USD 303 million in 2023), while the negative translation impact, including hyperinflation accounting impact, on our basic earnings per share base for the year ended 31 December 2024 was USD 130 million, or USD 0.07 per share (as compared to a negative impact of USD 221 million, or USD 0.11 per share in 2023).

•	Our net debt decreased by USD 242 million in the year ended 31 December 2024 as a result of translation impacts (as compared to an increase of USD 855 million in 2023).

•

Equity attributable to our equity holders decreased by USD 8,490 million in the year ended 31 December 2024 as a result of translation impacts (as compared to an increase of USD 4,497 million in 2023).

See note 27 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

G.	CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

Please refer to “—H. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 27 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024, and in particular to the discussions therein on “Liquidity Risk”, for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 23 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2025 onwards. In 2024, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 450 million. Contributions to defined benefit pension plans for 2025 are estimated to be approximately USD 225 million for our funded defined benefit plans, and USD 60 million in benefit payments to our unfunded defined benefit plans and post- retirement medical plans. Please refer to note 23 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other commitments, as of 31 December 2024 and 2023:

	Year ended 31 December
	2024	2023
	(USD million)
Collateral given for own liabilities	240	277
Contractual commitments to purchase property, plant and equipment	257	641
Contractual commitments to acquire loans to customers	57	59
Other commitments	1,684	1,846

In order to fulfil our commitments under various outstanding stock option plans, we entered into stock lending arrangements for up to 30 million of our own ordinary shares, of which 3.3 million shares were repaid in 2024. We will pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2024, 26.7 million loaned securities were used to fulfil stock option plan commitments.

As at 31 December 2024, the following mergers and acquisitions (“M&A”) related commitments existed:

•

As part of the 2012 shareholders agreement between our subsidiary Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of USD 0.3 billion. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the put option is exercisable in 2026. As at 31 December 2024, the put option on the remaining shares held by ELJ was valued at USD 195 million (31 December 2023: USD 577 million).

Please refer to note 28 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and others.

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 29 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

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

Equity attributable to our equity holders and non-controlling interests amounted to USD 88.7 billion as of 31 December 2024 (USD 92.7 billion as of 31 December 2023) and our net debt amounted to USD 60.6 billion as of 31 December 2024 (USD 67.6 billion as of 31 December 2023). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

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

Our cash, cash equivalents and short-term investments in debt securities, less bank overdrafts, as of 31 December 2024 amounted to USD 11.4 billion.

As of 31 December 2024, we had total liquidity of USD 21.5 billion, which consisted of USD 11.4 billion of cash, cash equivalents and short-term investments in debt securities, less bank overdrafts and USD 10.1 billion available under committed long-term credit facilities. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

For a discussion of our liquidity and capital resources for the year ended 31 December 2023 compared to the year ended 31 December 2022, please see our Annual Report on Form 20-F for the fiscal year ended 31 December 2023.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2024 and 2023:

	Year ended 31 December
	2024	2023
	(USD million)
Cash flow from operating activities	15,055	13,265
Cash flow from/(used in) investing activities(1)	(3,259)	(4,390)
Cash flow from/(used in) financing activities(1)	(9,854)	(8,560)

Net increase/(decrease) in cash and cash equivalents	1,942	315

Note:

(1)

The financial information for year ended 31 December 2023 has been amended to conform to the basis of presentation for the year ended 31 December 2024 to reflect the change in classification of certain investing and financing activities.

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2024 and 2023 were as follows:

	Year ended 31 December
	2024	2023
	(USD million)
Profit of the period	7,416	6,891
Interest, taxes and non-cash items included in profit	13,990	14,181

Cash flow from operating activities before changes in working capital and use of provisions	21,406	21,072
Change in working capital(1)	(22)	(1,541)
Pension contributions and use of provisions	(374)	(419)
Interest and taxes (paid)/received	(6,189)	(5,975)
Dividends received	234	127

Cash flow from/(used in) operating activities	15,055	13,265

Note:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.

Non-cash items included in profit of the year include: depreciation, amortization and impairments, including impairment losses on goodwill, receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of result of associates and joint ventures (including impairment); net finance expense; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 for a more comprehensive overview of our cash flow from operating activities.

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

Cash flow from operating activities in 2024 increase by USD 1,790 million, or 13.5%, from USD 13,265 million in 2023 to USD 15,055 million in 2024, primarily driven by higher profit for the period and an improved cash flow impact from changes in working capital as a result of cycling the negative cash flow impact in 2023 from extended credit terms to our wholesalers in the US and lower payables from optimizing inventory purchases and net capex.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as “core” (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital reduced our operational cash flow in 2024 by USD 22 million.

Cash Flow from/(used in) Investing Activities

Our cash flows used in investing activities for the years ended 31 December 2024 and 2023 were as follows:

	Year ended 31 December
	2024	2023
	(USD million)
Net capital expenditure(1)	(3,735)	(4,482)
Sale/(acquisition) of subsidiaries, net of cash disposed/acquired of	(46)	9
Proceeds from the sale/(acquisition) of other assets(2)	523	83

Cash flow from/(used in) investing activities	(3,259)	(4,390)

Note:

(1)	Net capital expenditure consists of acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.
(2)

The financial information for year ended 31 December 2023 has been amended to conform to the basis of presentation for the year ended 31 December 2024 to reflect the change in classification of certain investing and financing activities.

Our cash outflow used in investing activities was USD 3,259 million in 2024 as compared to USD 4,390 million cash outflow used in investing activities in 2023. The decrease in the cash outflow from investing activities in 2024 was mainly due to lower net capital expenditures in 2024 compared to 2023 and proceeds from the sale of our share in associate Ghost Beverages LLC.

Our net capital expenditures amounted to USD 3,735 million in 2024 and USD 4,482 million in 2023. Out of the total 2024 capital expenditures approximately 44% was used to improve the company’s production facilities while 40% was used for logistics and commercial investments and 16% was used for improving administrative capabilities and for the purchase of hardware and software.

Cash Flow from/(used in) Financing Activities

Our cash flows used in financing activities for the years ended 31 December 2024 and 2023 were as follows:

	Year ended 31 December
	2024	2023
	(USD million)
Net (repayments of) / proceeds from borrowings	(3,830)	(2,896)
Dividends paid(1)	(2,672)	(3,013)
Share buyback	(937)	(362)
Payments of lease liabilities	(787)	(780)
Derivative financial instruments	(431)	(841)
Sale/(acquisition) of non-controlling interests	(435)	(22)
Other financing cash flows(2)	(763)	(646)

Cash flow from / (used in) financing activities	(9,854)	(8,560)

Note:

(1)

Dividends paid in 2024 consisted primarily of USD 1.8 billion paid by Anheuser-Busch InBev SA/NV and USD 0.3 billion paid by Ambev and its subsidiaries. Dividends paid in 2023 consisted primarily of USD 1.7 billion paid by Anheuser-Busch InBev SA/NV and USD 0.9 billion paid by Ambev and its subsidiaries.

(2)

The financial information for year ended 31 December 2023 has been amended to conform to the basis of presentation for the year ended 31 December 2024 to reflect the change in classification of certain investing and financing activities.

Cash flow used in financing activities amounted to USD 9,854 million in 2024, as compared to a cash flow used in financing activities of USD 8,560 million in 2023. The increase is primarily driven by higher debt redemption and share buyback in 2024 compared to 2023, and the acquisition of additional (non-controlling) interests in Cervecería Nacional Dominicana S.A. for a net consideration of USD 0.3 billion.

For more information on the financing activities related to long-term debt issuances in 2023 and 2024, see “ —Funding Sources—Borrowings” below. Please also refer to note 22 of our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

Adjusted Free Cash Flow

We define adjusted free cash flow as our cash flow from operating activities minus our net capital expenditure.

	Year ended 31 December
	2024	2023
	(USD million)
Cash flow from operating activities	15,055	13,265
Net capital expenditure(1)	(3,735)	(4,482)

Adjusted free cash flow	11,320	8,783

Note:

(1)

Net capital expenditure consists of acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale; please see “—Cash Flow used in Investing Activities” above for further details regarding our net capital expenditures.

Adjusted free cash flow amounted to USD 11,320 billion in 2024, representing an increase of USD 2,537 million, or 28.9%, compared to 2023; please see “—Cash Flow from Operating Activities” and “—Cash Flow used in Investing Activities” above for more information regarding items which impacted our adjusted free cash flow in 2024 and 2023.

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

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 14.8% of our profit from operations for the year ended 31 December 2024, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. Capital transfer restrictions are also common in certain developing countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country. As at 31 December 2024, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of the operating subsidiaries.

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

Cash and Cash Equivalents and Investment Securities

Our cash and cash equivalents, less bank overdrafts, for the years ended 31 December 2024 and 2023 were as follows:

	Year ended 31 December
	2024	2023
	(USD million)
Short-term bank deposits	4,964	4,201
Cash and bank accounts	6,210	6,131
Bank overdrafts	—	(17)
Cash and Cash Equivalents in the Statement of Cash Flows	11,174	10,314

Our investment securities for the years ended 31 December 2024 and 2023 were as follows:

	Year ended 31 December
	2024	2023
	(USD million)
Investment in unquoted companies	139	151
Investment in debt securities	29	27
Non-current investments	168	178
Investment in debt securities	221	67
Current investments	221	67

Borrowings

In March 2024, Anheuser-Busch InBev SA/NV (“ABISA”) and its wholly-owned subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in millions)	Coupon rate
21 March 2024	ABIWW	15 June 2034	USD	1,000	5.000%
22 March 2024	ABISA	22 September 2031	EUR	1,000	3.450%
22 March 2024	ABISA	22 March 2037	EUR	1,500	3.750%
22 March 2024	ABISA	22 March 2044	EUR	1,500	3.950%

In April 2024, we completed the tender offers for five series of notes issued by ABISA and its wholly-owned subsidiaries ABIWW and Anheuser-Busch Companies, LLC (“ABC”) and repurchased 2.6 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of repurchase	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in millions)	Principal amount repurchased (in millions)	Principal amount not repurchased (in millions)
22 April 2024	ABIWW and ABC	3.650% Notes due 2026	USD	2,255	947	1,307
22 April 2024	ABISA	2.700% Notes due 2026	EUR	1,000	385	615
22 April 2024	ABISA	2.125% Notes due 2027	EUR	1,000	212	788
22 April 2024	ABIWW	4.000% Notes due 2028	USD	2,500	868	1,632
22 April 2024	ABISA	2.000% Notes due 2028	EUR	3,000	89	2,911

In December 2024, we completed the tender offers for fourteen series of USD notes, two series of GBP notes and one series of EUR notes for up to 3.5 billion US dollar aggregate purchase price. We accepted the tender offers for thirteen series of notes issued by ABISA and its wholly-owned subsidiaries ABIWW, ABC and Anheuser-Busch InBev Finance Inc. (“ABIFI”) and repurchased 3.8 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of repurchase	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in millions)	Principal amount repurchased (in millions)	Principal amount not repurchased (in millions)
3 December 2024	ABISA	2.850% Notes due 2037	GBP	248	92	156
3 December 2024	ABIWW	3.750% Notes due 2042	USD	350	21	329
3 December 2024	ABIFI	4.000% Notes due 2043	USD	341	23	317

Date of repurchase	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in millions)	Principal amount repurchased (in millions)	Principal amount not repurchased (in millions)
3 December 2024	ABISA	2.250% Notes due 2029	GBP	337	104	232
3 December 2024	ABISA	2.000% Notes due 2035	EUR	750	95	655
3 December 2024	ABIWW	4.350% Notes due 2040	USD	1,000	721	279
3 December 2024	ABIWW	4.600% Notes due 2060	USD	347	90	257
3 December 2024	ABIWW	4.500% Notes due 2050	USD	1,102	146	956
3 December 2024	ABIWW	4.600% Notes due 2048	USD	1,055	446	608
3 December 2024	ABIFI	4.625% Notes due 2044	USD	850	225	625
3 December 2024	ABIWW	4.750% Notes due 2058	USD	981	412	569
3 December 2024	ABIWW	4.375% Notes due 2038	USD	1,500	965	535
3 December 2024	ABIWW and ABC	4.900% Notes due 2046	USD	9,543	382	9,160

These tender offers were financed with cash.

On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainable-Linked Loan Revolving Credit Facility (“SLL Revolving Facility”), replacing our existing USD 9.0 billion multi-currency revolving credit facility, under a senior facilities agreement (the “2010 Senior Facilities Agreement”). The SLL Revolving Facility has an initial five-year term and incorporates a pricing mechanism that incentivizes improvement in key performance areas that are aligned with and contribute to our 2025 Sustainability Goals. Effective as of 17 March 2022, we exercised the first of our two options to extend the maturity of the facility until February 2027. Subsequently, with effect from 8 September 2023, we exercised the second of our two options to further extend the maturity of the facility until February 2028 with total commitments of USD 9,750,000,000 for the period from February 2027 to February 2028. As of 31 December 2024, the facility was fully undrawn. The terms of the SLL Revolving Facility are described under “Item 10. Additional Information—C. Material Contracts.”

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

We have a Euro Medium-Term Note Programme under which Anheuser-Busch InBev SA/NV may periodically issue and have outstanding debt denominated in any currency or currencies, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements, outside the U.S. to non-U.S. persons in reliance on Regulation S. The guarantors of payments of all amounts due in respect of notes issued under the EMTN Programme are Cobrew NV, Brandbrew SA, Brandbev S.à.R.L., Anheuser-Busch InBev Worldwide Inc., ABIFI and Anheuser-Busch Companies, LLC (subject to certain terms and conditions). Under the EMTN Programme, we may issue notes on a continuing basis up to a maximum aggregate principal amount of EUR 40.0 billion (USD 41.62 billion) or its equivalent in other currencies. Such notes may be fixed, floating, zero coupon or a combination of these. The proceeds from the issuance of any such notes may be used to repay short-term and/or long-term debt and to fund general corporate purposes of the AB InBev Group. If in respect of any particular issue of notes there is a particular identified use of proceeds, this will be stated in the applicable final terms relating to the notes. As of 31 December 2024, the total outstanding debt under the EMTN Programme amounted to EUR 22.3 billion (USD 23.23 billion). Our ability to issue additional notes under the EMTN Programme is subject to market conditions.

[2]	Converted at the closing rate of December 2024.
[3]	Converted at the closing rate of December 2024.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 3.0 billion (USD 3.14 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. We also have established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 5.0 billion. As of 31 December 2024, we had no outstanding commercial paper under these programs. Our ability to borrow additional amounts under the programs is subject to investor demand. If we are ever unable to refinance under these commercial programs as they become due, we have access to funding through the use of our committed lines of credit.

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2024, after certain hedging and fair value adjustments, USD 2.0 billion, or 2.7%, of our interest-bearing financial liabilities (which include bonds, loans, lease liabilities and bank overdrafts) bore a variable interest rate, while USD 70.2 billion, or 97.3%, bore a fixed interest rate. We expect the average gross debt coupon on our bonds in 2025 to be approximately 4%. Our net debt is denominated in various currencies, though primarily in the U.S. dollar and in the Euro. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

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

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of Normalized EBITDA, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. For our definition of Normalized EBITDA, see “—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023 —Normalized EBITDA.”

We have also entered into certain financial instruments in order to mitigate interest rate risks.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

The 2010 Senior Facilities Agreement, as amended in connection with the SLL Revolving Facility, does not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 22 of our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

[4]	Converted at the closing rate of December 2024.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2024 and 2023:

	Year ended 31 December
	2024	2023
	(USD million)
Unsecured bond issues	69,484	74,410
Lease liabilities	2,303	2,829
Secured bank loans	19	415
Unsecured bank loans	94	182
Unsecured other loans	269	314

Total	72,169	78,150

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2024:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(USD million)
Unsecured bond issues	69,484	627	496	4,501	9,166	54,693
Lease liabilities	2,303	556	549	356	404	440
Secured bank loans	19	3	3	3	7	4
Unsecured bank loans	94	94	—	—	—	—
Unsecured other loans	269	169	90	10	—	—

Total	72,169	1,449	1,137	4,870	9,577	55,137

Note:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 December 2024.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

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

Capital Expenditures

We spent USD 3,735 million during 2024 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2024, approximately 44% was used to improve our production facilities while 40% was used for logistics and commercial investments. Approximately 16% was used for improving administrative capabilities and purchase of hardware and software.

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

Our capital expenditures are primarily funded through cash from operating activities. We expect net capital expenditure of between USD 3.5 and USD 4.0 billion in 2025.

Investments and Disposals

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had, and are expected to continue to have, a significant effect on our results of operations and the comparability of period-to-period results. See “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes” for further information on significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2024 and 2023. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 included in this Form 20-F.

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

The following table provides a reconciliation of our net debt to the sum of current and non-current interest- bearing loans and borrowings as of the dates indicated:

	Year ended 31 December
	2024	2023
	(USD million)
Non-current interest-bearing loans and borrowings	70,720	74,163
Current interest-bearing loans and borrowings	1,449	3,987
Total	72,169	78,150
Bank overdrafts	—	17
Cash and cash equivalents	(11,174)	(10,332)
Interest-bearing loans granted (included within Trade and other receivables)	(99)	(168)
Non-current and current debt securities (included within Investment securities)(1)	(251)	(94)
Net debt	60,645	67,573

Note:

(1)	See note 22 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

Net debt as of 31 December 2024 was USD 60.6 billion, a decrease of USD 6.9 billion as compared to 31 December 2023. Apart from operating results net of capital expenditures, the net debt was impacted mainly by the payment of interests and taxes (USD 5.8 billion increase of net debt), the payment for the share buyback (USD 0.9 billion increase of net debt), dividend payments to shareholders of AB InBev and Ambev (USD 2.7 billion increase of net debt), foreign exchange impact on net debt (USD 0.2 billion decrease of net debt).

Net debt as of 31 December 2023 was USD 67.6 billion, a decrease of USD 2.1 billion as compared to 31 December 2022. Apart from operating results net of capital expenditures, the net debt was impacted mainly by the payment of interests and taxes (USD 5.8 billion), dividend payments to shareholders of AB InBev and Ambev (USD 3.0 billion) and foreign exchange impact on net debt (USD 0.9 billion increase of net debt) and the payment for the share buyback (USD 0.4 billion increase of net debt).

Consolidated equity attributable to equity holders of AB InBev as of 31 December 2024 was USD 78,237 million, compared to USD 81,848 million as of 31 December 2023. The net decrease resulted from the profit attributable to equity shareholders and the net foreign exchange loss on translation of foreign operations primarily related to the combined effect of the weakening of the closing rates of the Mexican peso, the Colombian Peso, and the Brazilian real which resulted in a net foreign exchange translation adjustment of USD 8,490 million as of 31 December 2024 (decrease of equity).

Consolidated equity attributable to equity holders of AB InBev as of 31 December 2023 was USD 81,848 million, compared to USD 73,398 million as of 31 December 2022. The net increase resulted from the profit attributable to equity shareholders partially offset by dividends paid and foreign exchange losses on translation of foreign operations primarily related to the combined effect of the appreciation of the closing rates of the Colombian peso and the Mexican peso and the weakening of the closing rates of the Argentine peso and the South African rand, which resulted in a net foreign exchange translation adjustment of USD 4,497 million as of 31 December 2023 (increase of equity).

Further details on equity movements can be found in our consolidated statement of changes in equity in our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

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

	Year ended 31 December
	2024(1)	2023(2)
	(USD million)
Income Statement Data
Revenue	13,323	13,682
Gross profit	6,883	6,943
Profit for the period	(5)	(71)
Statement of Financial Position Data
Due from non-guarantor subsidiaries	54,513	66,958
Other non-current assets	62,104	61,448
Non-current assets	116,617	128,407
Due from non-guarantor subsidiaries	5,669	16,700
Other current assets	5,301	2,487
Current assets	10,971	19,187
Due to non-guarantor subsidiaries	34,858	51,631
Other non-current liabilities	76,330	79,581
Non-current liabilities	111,188	131,212
Due to non-guarantor subsidiaries	9,459	11,821
Other current liabilities	11,385	13,622
Current liabilities	20,844	25,444

Notes:

(1)

For the year ended 31 December 2024, revenue, gross profit and profit of the period includes USD 221 million, USD (393) million and USD 1,326 million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively.

(2)

For the year ended 31 December 2023, revenue, gross profit, and profit of the period includes USD 217 million, USD (431) million and USD 1,474 million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively.

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

Board of Directors

Role and Responsibilities, Composition, Structure and Organization

The role and responsibilities of our Board of Directors and its composition, structure and organization are described in detail in our corporate governance charter (“Corporate Governance Charter”), which is available on our website: https://www.ab-inbev.com/investors/corporate-governance.

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

The percentage of shares with voting rights in our share capital necessary for the appointment of directors as described in this section is determined 120 days before our annual shareholders’ meeting, i.e. 31 December 2024 for the meeting to be held on 30 April 2025. For purposes of this calculation, the denominator is determined in accordance with rules set out in Section 20 of our articles of association, which excludes certain shares which have been disposed of by us from treasury since the completion of the combination with SAB.

In respect of our 2025 annual shareholders’ meeting, the Restricted Shareholders, together with their affiliates and/or any of their successors and/or successors’ affiliates, held in aggregate 262,049,970 shares with voting rights, representing 13.64% of the shares with voting rights in our share capital determined in accordance with the foregoing.

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

Under article 7:87 of the Belgian Code of Companies and Associations (the “Belgian Companies Code”), the independence of directors must be assessed by taking into consideration the criteria set out in Principle 3.5 of the 2020 Belgian Corporate Governance Code, which are the following:

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

When presenting a candidate for appointment as an independent director, the Board must explicitly confirm that it has no indication of any element that may cast doubt on the candidate’s independence. Should the Board present a candidate for appointment as independent director in respect of whom there are any such indications, the Board will explain such indications and the reasons why it considers candidate independent, in accordance with article 7:87 of the Belgian Companies Code.

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

The composition of our Board is currently as follows:

Name	Principal Function	Nature of Directorship	Initially Appointed	Term Expires

Martin J. Barrington	Director and Chair of the Board(1)	Non-executive, nominated by the holders of Restricted Shares	2016	2025

Lynne Biggar	Independent Director	Non-executive	2023	2027

M. Michele Burns	Independent Director	Non-executive	2016	2028

Sabine Chalmers	Director	Non-executive, nominated by the holders of class A Stichting certificates	2019	2027

Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2028

Claudio Garcia	Director	Non-executive, nominated by the holders of class B Stichting certificates	2019	2027

Name	Principal Function	Nature of Directorship	Initially Appointed	Term Expires

Paulo Alberto Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2028

Alejandro Santo Domingo	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2025

Aradhana Sarin	Independent Director	Non-executive	2023	2027

Heloisa Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2023	2027

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2028

Salvatore Mancuso	Director	Non-executive, nominated by the holders of Restricted Shares	2023	2025

Nitin Nohria	Director	Non-executive, nominated by the holders of class B Stichting certificates	2022	2026

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2028

Dirk Van de Put	Independent Director	Non-executive	2023	2027

Note:

(1)	We have determined that Mr. Barrington is an independent director for purposes of Rule 10A-3 of the Exchange Act.

At our annual shareholders’ meeting held on 24 April 2024, the mandates of Mr. Martin J. Barrington, Mr. Salvatore Mancuso and Mr. Alejandro Santo Domingo were renewed for a term of one year and the mandates of Ms. Michele Burns, Mr. Paul Cornet de Ways Ruart, Mr. Grégoire de Spoelberch, Mr. Paulo Lemann and Mr. Alexandre Van Damme were renewed for a term of four years.

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

Ms. Biggar is an independent member of the Board. Born in 1962, she is a US citizen and graduated from Stanford University with a Bachelor’s Degree in International Relations and holds an MBA from Columbia Business School. She is a Senior Advisor at the Boston Consulting Group and is an independent Board director of Voya Financial, Inc., a leading health, wealth and investment company based in the US, of Hiscox Group, a global specialty insurer traded on the LSE, and of Finastra, a private equity owned financial services software company headquartered in the UK. She is also an independent Executive Committee member of Leading Hotels of the World. Ms. Biggar was Executive Vice President and Global Chief Marketing Officer at Visa from 2016 to 2022. Prior to joining Visa, she served as executive vice president of consumer marketing and revenue for Time, Inc., and before that, she spent more than 20 years at American Express in a variety of leadership positions. Ms. Biggar is also a Board member of The New 42nd Street and the global media trade group MMA Global.

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

Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange U.K. and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a non-executive director of Eugénie Patri Sébastien SA, Adrien Invest, Floridienne S.A., Sibelco NV and several privately held companies.

Mr. Garcia is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and is a graduate from Universidade Estadual do Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Garcia interned at Companhia Cervejaria Brahma in 1991 and was employed as a Management Trainee in February 1993. From 1993 until 2001, Mr. Garcia worked in several positions in finance, mainly in the area of corporate budgeting. In 2001, he started the first Shared Service Center for Ambev and in 2003 he became the head of both the Technology and Shared Services operations. Mr. Garcia participated in all M&A integration projects from 1999 until 2018. In 2005, he was appointed Chief Information and Shared Service Officer for InBev (following the combination of Ambev and Interbrew) in Leuven, Belgium. From 2006 to 2014, Mr. Garcia combined the functions of Chief People and Technology Officer. From 2014 to January 2018, Mr. Garcia was the Chief People Officer of AB InBev. Mr. Garcia is a board member of Americanas SA, the Garcia Family Foundation, and Chairman of the Telles Foundation.

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. Mr. Lemann is a Founding Partner at Vectis Partners and is a board member of Lemann Foundation and Lone Pine Capital.

Mr. Mancuso is a representative of the Restricted Shareholders. Born in 1965, he is a US citizen and holds a Bachelor’s Degree in Accounting from Iona College. He serves as Executive Vice President and Chief Financial Officer for Altria Group. Over the course of his more than 32 years with Altria, he has held a variety of leadership roles across the Finance, Compliance and Strategy & Business Development organizations. Previous senior roles for Altria Group include Senior Vice President, Finance & Procurement, and Treasurer & Vice President, Investor Relations and Accounting. Prior to joining the Altria Group, Mr. Mancuso worked for Pittston Company. He also serves on the Boards of the Richmond Performing Arts Corporation (RPAC) and the GreenCity Community Development Authority (CDA).

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

Mr. de Spoelberch is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

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

Mr. Van de Put is an independent member of the Board. Born in 1960, he is a dual citizen of Belgium and the U.S. and holds a doctorate in veterinary medicine from the University of Ghent, Belgium. Mr. Van de Put is Chairman and CEO of Mondelēz International, the global leader in biscuits and chocolate, since 2017. He joined Mondelēz from McCain Foods Limited, the largest marketer and manufacturer of frozen French fries, potato specialties and appetizers, where he was President and CEO since 2010. Before joining McCain, he was President of the Global OTC Division of Novartis Inc., a Swiss pharmaceutical company, and spent more than a decade with Groupe Danone, a maker of dairy, water, baby food and clinical nutrition products, where he served as President of the Americas Division and joint President of the Fresh Dairy Division. In the first 15 years of his career, he held many sales and marketing roles in Europe and Latin America for Mars Inc., as well as The Coca Cola Company, where he served as President, Coca Cola Caribbean. He is the co-Chair of the Board of Directors at The Consumer Goods Forum, and has previously been a non-executive director of Mattel, a global toy company and Keurig Dr Pepper, a coffee and drinks company.

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

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Martin J. Barrington	Richmond Performing Arts Corporation (RPAC) and RVA757 Connects	Altria Group, Inc., NextUp (formerly Middle School Renaissance 2020, LLC), Virginia Museum of Fine Arts

M. Michele Burns	The Goldman Sachs Group Inc., Goldman Sachs International, Etsy Inc., Circle Internet Financial	Alexion Pharmaceuticals Inc., Cisco Systems Inc.

Name	Current	Past

Lynne Biggar	Voya Financial Inc., Finastra, Hiscox Group, The New 42nd St, and Leading Hotels of the World	—

Sabine Chalmers	BT Group Plc, Bank of England, Eugénie Patri Sébastien S.A., Adrian SA and the Stichting	Coty Inc., Continental Grain Group

Paul Cornet de Ways Ruart	Eugénie Patri Sébastien S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A., Sibelco N.V. and the Stichting	Sparflex, Bunge Ltd, Krispy Kreme Doughnuts Inc., Panera Bread Holdings Corp., Peet’s Coffee & Tea, LLC, Coffee & Bagel Brands Inc. Company, Inc., Rayvax Société d’Investissement S.A.

Claudio Garcia	Americanas S.A., Garcia Family Foundation, Telles Foundation and Fundação Antônio e Helena Zerrenner	Chapin School in New York

Paulo Alberto Lemann	Vectis Partners, Lemann Foundation and Lone Pine Capital LLC	Ambev, Americanas S.A.

Alejandro Santo Domingo	Quadrant Capital Advisors, Inc., Bavaria S.A., Valorem S.A., Cine Colombia S.A., Organización Decameron S. de R.L., Florida Crystals Corporation, Caracol Televisión S.A., Life Time Group Holdings, Inc., Metropolitan Museum of Art, Wildlife Conservation Society, DKMS, Fundación Santo Domingo, WNET, The British Museum and Mount Sinai Health Systems	Keurig Green Mountain (KGM), Advanced Merger Partners (AMPI), ContourGlobal plc, JDE Peet’s N.V.

Dr. Aradhana Sarin	AstraZeneca Plc, American Red Cross	—

Heloisa Sicupira	—	São Carlos Empreendimentos S.A.

Grégoire de Spoelberch	Agemar S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest,(1) Solferino Holding S.A., Vedihold, Clearvolt S.A. and Fonds Baillet Latour	Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens,(1) Elpo-Cuisinex Wholesale,(1) Navarin S.A., Wernelin S.A., Zencar S.A., Midi Developpement,(1)

Name	Current	Past

Salvatore Mancuso	GreenCity Community Development Authority (CDA), Richmond Performing Arts Corporation (RPAC)	The Greater Richmond Partnership

Nitin Nohria	Harvard Business School, Thrive Capital, Alsym, The Bridgespan Group, Exor N.V., Mass General Brigham, and Rakuten Medical	—

Alexandre Van Damme	Patri S.A., the Stichting Eugénie Patri Sébastien S.A. and Tikehau Capital Advisors	Restaurant Brands International and the Kraft Heinz Company

Dirk Van de Put	Mondelez International	Keurig Dr Pepper (KDP) and Mattel

Note:

(1)	As permanent representative.

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

Effective January 2024, Carlos Lisboa became CEO South America Zone, following his previous role as CEO Middle America Zone.

Effective January 2024, Jean Jereissati became CEO Middle America Zone, following his previous role as CEO South America Zone.

Effective April 2025, Jan Craps, CEO Asia Pacific (APAC) Zone, will leave the company. He will be succeeded by Yanjun Cheng, currently Global Supply Operations Chief.

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

Our Executive Committee currently consists of the following members:

Name	Function

Michel Doukeris	Chief Executive Officer

John Blood	Chief Legal and Corporate Affairs Officer and Corporate Secretary

Fernando Tennenbaum	Chief Financial Officer

David Almeida	Chief Strategy and Technology Officer

In addition to the members of our Executive Committee, our senior leadership team currently consists of the following:

Name	Function

Katherine Barrett	General Counsel

Nick Caton	Chief B2B Officer

Jan Craps	CEO Asia Pacific (APAC) Zone

Lucas Herscovici	Chief Direct-to-Consumer Officer

Nelson Jamel	Chief People Officer

Carlos Lisboa	CEO South America Zone

Donna Lorenson	Chief Communications Officer

Marcel Marcondes	Chief Marketing Officer

Ricardo Moreira	Chief Supply Officer

Jean Jereissati Neto	CEO Middle America Zone

Cassiano De Stefano	CEO Africa Zone

Ricardo Tadeu	Chief Growth Officer

Jason Warner	CEO Europe Zone

Brendan Whitworth	CEO North America Zone

The business address for all of these members of our senior leadership team is: Brouwerijplein 1, 3000 Leuven, Belgium.

Michel Doukeris is our CEO since July 2021. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined AB InBev in 1996 and held a number of commercial operations roles in Latin America before moving to Asia where he led AB InBev’s China and Asia Pacific operations for seven years. In 2016 he moved to the U.S. to assume the position of global Chief Sales Officer. Prior to his appointment as CEO, Mr. Doukeris led Anheuser-Busch and the North American business.

David Almeida is our Chief Strategy and Technology Officer since April 2020. Born in 1976, he is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Chief Strategy and Transformation Officer and before that as Chief Integration Officer and Chief Sales Officer ad interim having previously held the positions of Vice President, U.S. Sales and of Vice President, Finance for the North American organization. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining the group in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Katherine Barrett is our General Counsel since July 2019. Born in 1970, she is a U.S. citizen and holds a Bachelor’s Degree in Business Administration from Saint Louis University and a Juris Doctorate degree from the University of Arizona. Ms. Barrett joined Anheuser-Busch in 2000 as a litigation attorney in the Legal Department. She most recently served as Vice President, U.S. General Counsel & Labor Relations, where she was responsible for overseeing all legal issues in the U.S. including commercial, litigation and regulatory matters and labor relations. Prior to joining the company, Ms. Barrett worked in private practice at law firms in Nevada and Missouri.

John Blood is our Chief Legal & Corporate Affairs Officer since July 2019 and Company Secretary since August 2017. Born in 1967, Mr. Blood is a U.S. citizen and holds a Bachelor’s Degree from Amherst College and a Juris Doctorate degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A. Most recently Mr. Blood was AB InBev’s General Counsel. Prior to the latter role, he was Zone Vice President Legal & Corporate Affairs in North America where he led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood worked on the legal team in Diageo’s North American business and also was in private practice at a New York City law firm.

Nick Caton is our Chief B2B Officer since April 2022. Born in 1982, he is a U.S. citizen and received a Bachelor’s Degree in mathematics from Stanford University and a Juris Doctorate degree from Yale Law School. Mr. Caton joined AB InBev in 2013 and has held roles in finance, sales, and technology in the North America Zone, Asia-Pacific Zone, BEES, and Global Headquarters. Prior to joining the company, Mr. Caton was with McKinsey & Company and with Skadden Arps LLP.

Jan Craps is our CEO Asia Pacific Zone since January 2019 and CEO and Co-Chair of Budweiser Brewing Company APAC since May 2019. Born in 1977, he is a Belgian citizen and obtained a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, Belgium. Mr. Craps was an associate consultant with McKinsey & Company before joining Interbrew in 2002. He acquired a range of international experiences in a number of senior marketing, sales and logistics executive positions in France and Belgium. In 2011, he was appointed Head of Sales for Canada followed by his appointment as President and CEO of Labatt Breweries of Canada in 2014. Until 31 December 2018, he held the position of Zone President Asia Pacific South.

Lucas Herscovici is our Chief Direct-To-Consumer Officer since April 2022. Born in 1977, he is an Argentinean citizen and received a Degree in Industrial Engineering from Instituto Tecnológico de Buenos Aires. Mr. Herscovici joined the group in 2002 as a Global Management Trainee in Latin America South Zone and has built his career in Marketing and Sales. He moved to the US in 2011 and was responsible for opening the “Beer Garage”, AB InBev’s global digital innovation office, based out of Palo Alto, California. After leading Digital Marketing and Consumer connections, he later became Global Marketing VP of Insights, Innovation and Consumer Connections and held such role until December 2018, when he became Chief Non-Alcohol Officer, a position he held until August 2020. He most recently served as Chief Sales Officer until April 2022.

Nelson Jamel is our Chief People Officer since April 2020. Born in 1972, he is a Brazilian citizen and holds a Bachelor’s and Master’s Degree in industrial engineering from the Universidade Federal do Rio de Janeiro. His more than 20-year journey with AB InBev has taken him from leading finance roles in Brazil to the Dominican Republic, through Western Europe and North America. Prior to his current role, he served as the Vice President of Finance and Technology for the North America Zone.

Carlos Lisboa is our CEO South America Zone and CEO of Ambev since January 2025. Born in 1969, he is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from FESP, both in Brazil. Mr. Lisboa joined Ambev in 1993 and has built his career in Marketing and Sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev’s Latin American North Zone. Mr. Lisboa then led the International Business Unit in AB InBev’s Latin America South Zone prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands. Most recently, Mr. Lisboa held the role of Zone President Latin America South until December 2018 and Zone President Middle America Zone until December 2024.

Donna Lorenson is our Chief Communications Officer since November 2023. Born in 1973, she is an American citizen and holds a Bachelor’s Degree from the University of Idaho. Ms. Lorenson has deep expertise leading global teams in consumer packaged goods and highly regulated industries. Most recently, she served as Chief Corporate Affairs Officer at Kenvue, the world’s largest pure-play consumer health company. Previously, she led Global Communications & Public Affairs for the Consumer Health business at Johnson & Johnson. Prior to that, Ms. Lorenson held leadership positions at Alcon and at Edelman. Before entering the field of public relations, she served in the U.S. Army as a Military Police Officer and was stationed in Ansbach, Germany.

Marcel Marcondes is our Chief Marketing Officer since April 2022. Born in 1975, he is a Brazilian citizen and holds a Master’s Degree in Business Administration from the Business School São Paulo. Mr. Marcondes has been with the company since 2005, most recently as Global President, Beyond Beer Co. From 2017 to 2021, Mr. Marcondes was the Chief Marketing Officer at Anheuser-Busch, where he led the marketing strategy for a broad portfolio of some of the world’s largest beer brands. Mr. Marcondes sits on the Board of the Association of National Advertisers (ANA) and is a member of the Cannes Lions CMO Growth Council. Before joining AB InBev, Mr. Marcondes spent seven years in brand management at Unilever.

Ricardo Moreira is our Chief Supply Officer since January 2024. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialization in Management from University of Chicago. Mr. Moreira joined Ambev in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of CEO Africa Zone until December 2023 and, prior to that, of Zone President Latin America COPEC until December 2018.

Jean Jereissati Neto is our CEO Middle America Zone since January 2025. Born in 1974, he is a Brazilian citizen and received a Degree in Business Administration from Fundação Getúlio Vargas (FGV) and an Executive Education at Insead and Wharton. Mr. Jereissati joined Ambev in 1998 and held various positions in Sales and Trade Marketing prior to becoming CEO of Cerveceria Nacional Dominicana, in 2013, making a successful integration with CND. In 2015, he joined Asia and Pacific North Zone to become Business Unit President for China. Most recently, Mr Jereissati held the role of CEO South America Zone.

Cassiano de Stefano is our CEO Africa Zone since January 2024. Born in 1974, he is a dual citizen of Brazil and Portugal and holds a Degree in Civil Engineering from Unicamp and a Master’s in Business Administration from the University of Sao Paulo. He is also Six Sigma Black Belt certified and has postgraduate certifications in business, sales, marketing, logistics, and administration from the Wharton School, INSEAD, the Kellogg School of management, Stanford University and Massachusetts Institute of Technology. Mr. De Stefano has been with AB InBev for over 25 years, most recently serving as President of Grupo Modelo in México. During his time at the company, Mr. De Stefano has held various management roles in Sales, Marketing and Logistics, in Brazil and Russia. Prior to his movement to Mexico, he was Logistics Vice President and Vice President of High End Co for AmBev.

Ricardo Tadeu is our Chief Growth Officer since April 2022. Born in 1976, he is a Brazilian citizen, and received a Law Degree from the Universidade Cândido Mendes in Brazil and a Master of Laws from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined Ambev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for the operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the combination with SAB in 2016. Mr. Tadeu most recently served as Chief B2B Officer, spearheading the creation of BEES, and before that served as Chief Sales Officer until July 2020, and Zone President Africa until December 2018.

Fernando Tennenbaum is our Chief Financial Officer since April 2020. Born in 1977, he is a dual citizen of Brazil and Germany and holds a Degree in Industrial Engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev. He joined the company in 2004 and has held various roles in the finance function (including Treasury, Investor Relations and M&A). He most recently served as the Vice President of Finance (South America Zone) and Chief Financial and Investor Relations Officer of Ambev S.A.

Jason Warner is our CEO Europe Zone since January 2019. Born in 1973, he is a dual British and U.S. citizen and received a BSc Eng Hons Industrial Business Studies Degree from DeMontfort University in the United Kingdom. Prior to his current role, he was Business Unit President for North Europe between 2015 and 2018. He joined AB InBev in July 2009 as Global VP Budweiser, based in New York, before moving into a dual role of Global VP Budweiser and Marketing VP. He has also held Global VP roles for Corona as well as Innovation and Renovation. Prior to joining AB InBev, he held various positions at The Coca-Cola Company and Nestlé.

Brendan Whitworth is our CEO North America Zone and CEO of Anheuser-Busch since July 2021. Born in 1976, he is a US citizen and holds an MBA Degree from Harvard Business School. Prior to his current role, he was Chief Sales Officer of Anheuser-Busch. Mr. Whitworth joined AB InBev in 2013 as a Global Sales Director and went on to hold various commercial leadership positions in the U.S., including Vice President U.S. Trade Marketing, and Vice President Sales U.S. Northeast Region. Prior to joining AB InBev, Mr. Whitworth held a series of U.S. commercial leadership roles at PepsiCo Frito-Lay. He also served in the US Marine Corps and Central Intelligence Agency.

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

Over the five years preceding the date of this Form 20-F, the members of the Executive Committee have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Michel Doukeris	Ecolab Inc.	The Beer Institute

John Blood	—	—

Fernando Tennenbaum	—	—

David Almeida	—	—

B.	COMPENSATION

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

LTI Stock Option Plan Directors

The table below provides an overview of all of the stock options outstanding under our former LTI Stock Option Plan Directors as of 31 December 2024(1):

Grant date of stock options	Expiry date of stock options	Number of options granted	Number of options outstanding	Exercise price
		(in millions)	(in millions)	(in EUR)
29 April 2015	28 April 2025	0.236	0.236	113.10
27 April 2016	27 April 2026	0.236	0.236	113.25
26 April 2017	26 April 2027	0.221	0.221	104.50
25 April 2018	25 April 2028	0.228	0.228	84.47

Total		0.920	0.920

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

As of 31 December 2024, the total number of stock options granted under the LTI Stock Option Plan Directors is 0.92 million. As of 31 December 2024, all of the 0.92 million outstanding options have vested.

For additional information on the LTI stock options held by members of our Board of Directors, see “—Compensation of Directors and Executives” below.

RSU Plan Directors

The share-based portion of the remuneration of the directors of AB InBev is granted in the form of restricted stock units (“RSUs”) corresponding to a fixed gross value per year of (i) EUR 550,000 (USD 596,804) for the Chair of the Board of Directors, (ii) EUR 350,000 (USD 379,784) for the Chair of the Audit Committee and (iii) EUR 200,000 (USD 217,020) for the other directors.

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

The granting and vesting of the restricted stock units are not subject to performance criteria. Therefore, such RSUs qualify as fixed remuneration.

The table below provides an overview of all of the RSUs granted under our RSU Plan Directors that remain outstanding:

Grant date of RSUs	Vesting date of RSUs	Number of RSUs granted	Number of RSUs outstanding
		(in millions)	(in millions)
3 June 2020	3 June 2025	0.078	0.078
28 April 2021	28 April 2026	0.059	0.059
27 April 2022	27 April 2027	0.062	0.062
26 April 2023	26 April 2028	0.056	0.056
24 April 2024	24 April 2029	0.060	0.060
Total		0.316	0.316

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

For details regarding voluntary shares acquired by, and Matching Shares and Discounted Shares granted to, members of the Executive Committee pursuant to the Share-Based Compensation Plan in relation to variable compensation earned in 2023, in accordance with the remuneration policy applicable to bonuses paid to members of the Executive Committee for financial year 2023, please see “—Compensation of Directors and Executives—Executive Committee—Variable Performance-Related (Bonus) Compensation – Share-Based Compensation Plan—Variable compensation (bonus) for performance in 2023 – Paid in March 2024” below.

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

The table below gives an overview of the annual LTI stock options on our shares that have been granted under the LTI Plans outstanding as of 31 December 2024:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
1 December 2015	1.63	0.86	121.95	30 November 2025
22 December 2015	1.86	1.27	113.00	21 December 2025
1 December 2016	2.32	1.27	98.04	30 November 2026
15 December 2016	1.15	0.42	97.99	14 December 2026
13 January 2017	0.02	0.01	99.01	12 January 2027
20 January 2017	0.96	0.81	98.85	19 January 2027
1 December 2017	4.79	2.78	96.70	30 November 2027
22 January 2018	1.05	0.96	94.36	21 January 2028
8 March 2018	0.27	0.25	89.43	7 March 2028
3 December 2018	4.48	2.55	67.64	2 December 2028
25 January 2019	0.93	0.81	65.70	24 January 2029
2 December 2019	5.87	3.92	71.87	1 December 2029

The table below gives an overview of the annual LTI stock options on our ADS that have been granted under the LTI Plans outstanding as of 31 December 2024:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
1 December 2015	1.00	0.58	128.46	30 November 2025
22 December 2015	0.14	0.05	123.81	21 December 2025
1 December 2016	1.29	0.77	103.27	30 November 2026
15 December 2016	0.08	0.03	102.91	14 December 2026
1 December 2017	1.40	0.81	114.50	30 November 2027
3 December 2018	1.19	0.74	76.87	2 December 2028
2 December 2019	1.26	0.79	79.35	1 December 2029

For additional information on the LTI stock options held by members of the Executive Committee, see “—Compensation of Directors and Executives” below. For details regarding annual long-term incentive restricted stock units and performance stock units granted to members of the Executive Committee in 2024, please see “—Compensation of Directors and Executives—Long-Term Incentives” below.

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

Grants primarily take the form of restricted stock units. Any grant of exceptional long-term incentives to members of the Executive Committee and the senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee. For further details regarding exceptional long-term incentive stock options granted to members of the Executive Committee in 2024, please see “—Compensation of Directors and Executives—Long-Term Incentives—Exceptional Long-Term Incentives” below.

In March 2020, we granted an exceptional grant of 4,980,927 options to members of the Executive Committee as an exceptional long-term retention incentive (the “March 2020 Stock Option Incentive”). The options cliff vest five years after the grant date (March 2025) and have a maturity of 10 years. Specific forfeiture rules apply if the employee leaves the company before the vesting date. For more details, see “—Share-Based Payment Plans—Options Owned by Executives.”

The following exceptional long-term incentive plans are historic. Upon recommendation of the Remuneration Committee, the Board may implement similar exceptional long-term incentive plans in the future:

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

The options had a duration of ten years from grant and would vest on 1 January 2022 and would only become exercisable provided we met a performance test by 31 December 2021 at the latest. This performance test was based on an EBITDA compounded annual growth rate target and could be complemented by additional country or zone-specific or function-specific targets. Specific forfeiture rules applied if the employee left the company before the performance test achievement or vesting date. The performance test was not met and all options granted under the Integration Incentive Plan lapsed accordingly. For further details regarding options granted to members of our Executive Committee under the Integration Incentive Plan, please see “—Compensation of Directors and Executives—Executive Committee—Options Owned by Executives” below.

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

i.

Base Long-Term Restricted Stock Units Program: This program allows for the offer of restricted stock units to members of our senior management. In addition to the grant of annual long-term restricted stock units described above under “—Annual Long-Term Incentives”, under this program restricted stock units can be granted under sub-plans with specific terms and conditions and for specific purposes

e.g., as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. In most cases, the restricted stock units vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set shorter or longer vesting periods for specific sub-plans or introduce performance tests. Any grant to members of the Executive Committee and/or senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee. Other than the grants of annual long-term restricted stock units described below under “—Compensation of Directors and Executives—Long-Term Incentives—Annual Long-Term Incentive Restricted Stock Units”, no restricted stock units were granted under the program to members of the Executive Committee in 2024.

ii.

Share Purchase Program: This program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees who are at a mid-manager level or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of up to three matching shares for each share invested or, as the case may be, a number of matching shares corresponding to a fixed monetary value that depends on seniority level. The matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, specific forfeiture rules apply. Beginning in 2016, instead of restricted stock units, stock options may also be granted under this program with similar vesting and forfeiture rules. No shares under the program were purchased by members of the Executive Committee in 2024.

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

In 2024, no member of the Executive Committee participated in the ABI/Ambev Exchange Program.

Maintaining Consistency of Benefits Granted and Encouraging Global Mobility of Executives

Upon recommendation of the Remuneration Committee in December 2015, our Board has approved the early release of vesting conditions of unvested stock options or RSUs which are vesting within six months of an executive’s relocation. The shares that result from the early exercise of options or the early vesting of RSUs must remain blocked until the end of the initial vesting period.

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

Board Compensation in 2024

The fixed annual fee for our directors in 2024 amounted to EUR 75,000 (USD 81,382), except for the Chair of the Board and the Chair of the Audit Committee, whose fixed annual fees amounted to EUR 255,000 (USD 276,700) and EUR 127,500 (USD 138,350) respectively.

In addition, a fixed annual retainer applied as follows: (a) EUR 28,000 (USD 30,383) for the Chair of the Audit Committee, EUR 14,000 (USD 15,191) for the other members of the Audit Committee, (c) EUR 14,000 (USD 15,191) for each of the Chairs of the Finance Committee, the Remuneration Committee and the Nomination Committee and (d) EUR 7,000 (USD 7,596) for each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee.

The share-based portion of the remuneration of the directors was granted in the form of restricted stock units corresponding to a fixed gross value of EUR 200,000 (USD 217,020). The Chair of the Board was granted restricted stock units corresponding to a fixed gross value of EUR 550,000 (USD 596,804) and the Chair of the Audit Committee was granted restricted stock units corresponding to a fixed gross value of EUR 350,000 (USD 379,784). Such restricted stock units will vest after five years and, upon vesting, will entitle their holders to one AB InBev share per restricted stock unit (subject to any applicable withholding).

We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

The table below provides an overview of the fixed and share-based compensation that our directors received in 2024.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of RSUs granted(2)
		(EUR)	(EUR)	(EUR)
Martin J. Barrington	10	255,000	21,000	276,000	9,991
Lynne Biggar	10	75,000	14,000	89,000	3,632
Michele Burns	9	127,500	49,000	176,500	6,357
Sabine Chalmers	10	75,000	7,000	82,000	3,632
Paul Cornet de Ways Ruart	10	75,000	7,000	82,000	3,632
Grégoire de Spoelberch	10	75,000	14,000	89,000	3,632
Claudio Garcia	10	75,000	28,000	103,000	3,632
Paulo Lemann	10	75,000	7,000	82,000	3,632
Salvatore Mancuso(1)	7	0	0	0	0
Nitin Nohria	10	75,000	7,000	82,000	3,632
Alejandro Santo Domingo	10	75,000	7,000	82,000	3,632
Aradhana Sarin	8	75,000	14,000	89,000	3,632
Heloisa Sicupira	10	75,000	7,000	82,000	3,632
Alexandre Van Damme	10	75,000	7,000	82,000	3,632
Dirk Van de Put(1)	10	75,000	7,000	82,000	3,632
All directors as group		1,282,500	196,000	1,478,500	59,932

Note:

(1)	Mr. Mancuso has waived his entitlement to any compensation for his services as director.

(2)	The following RSUs vested in 2024:

•	1,661 RSUs granted on 24 April 2019 held by Mr. Barrington vested on 24 April 2024, of which the market price on Euronext Brussels on the vesting date was EUR 55.84.

•	4,681 RSUs granted on 24 April 2019 held by Ms. Burns vested on 24 April 2024, of which the market price on Euronext Brussels on the vesting date was EUR 55.84.

•

2,673 RSUs granted on 24 April 2019 held by each of Mr. Cornet de Ways Ruart, Mr. de Spoelberch, Mr. Lemann, Mr. Santo Domingo and Mr. Van Damme vested on 24 April 2024, of which the market price on Euronext Brussels on the vesting date was EUR 55.84.

Stock Options Held by Directors

The table below sets forth, for each of our current directors, the number of LTI stock options they owned as of 31 December 2024(1). LTI options are no longer awarded to directors (last grant on 25 April 2018).

	LTI 26	LTI 25	LTI 24	LTI 23	Total options
Grant date	25 April 2018	26 April 2017	27 April 2016	29 April 2015
Vesting date	25 April 2023	26 April 2022	27 April 2021	29 April 2020
Expiry date	24 April 2028	25 April 2027	26 April 2026	28 April 2025
Martin J. Barrington	0	0	0	0	0
Lynne Biggar	0	0	0	0	0
Michele Burns	25,500	25,500	25,500	0	76,500
Sabine Chalmers	0	0	0	0	0
Paul Cornet de Ways Ruart(2)	15,000	15,000	15,000	15,000	60,000
Grégoire de Spoelberch(2)	15,000	15,000	15,000	15,000	60,000
Claudio Garcia(3)	0	0	0	0	0
Paulo Lemann	15,000	15,000	15,000	15,000	60,000
Salvatore Mancuso	0	0	0	0	0
Nitin Nohria	0	0	0	0	0
Alejandro Santo Domingo	15,000	15,000	0	0	30,000
Aradhana Sarin	0	0	0	0	0
Heloisa Sicupira	0	0	0	0	0
Alexandre Van Damme(2)	15,000	15,000	15,000	15,000	60,000
Dirk Van de Put	0	0	0	0	0
Strike price (EUR)	84.47	104.50	113.25	113.10	—

Note:

(1)

At the annual shareholders’ meeting of AB InBev on 30 April 2014, all outstanding LTI warrants under our legacy LTI warrant plan were converted into LTI stock options, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares (see “—Share-Based Payment Plans—LTI Plan Executives—Annual Long-Term Incentives”). All other terms and conditions of the existing grants under the LTI warrant plan remained unchanged. In 2024, no LTI stock options listed in the table above were exercised by directors.

(2)	15,000 options granted on 30 April 2014 at a strike price of EUR 80.83 held by each of Paul Cornet de Ways Ruart, Grégoire de Spoelberch and Alexandre Van Damme expired on 30 April 2024.
(3)

Mr. Garcia does not hold stock options under the company’s former LTI Stock Option Plan Directors. However, he does still hold certain stock options that were awarded to him in the past in his capacity as an executive of the company. Mr. Garcia did not exercise any LTI stock options in 2024.

Restricted Stock Units Held by Directors

The table below sets forth, for each of our current directors, the number of restricted stock units they owned as of 31 December 2024.

Grant Date	3 June 2020	28 April 2021	27 April 2022	26 April 2023	24 April 2024	Number of RSUs owned(2)
Vesting Date	3 June 2025	28 April 2026	27 April 2027	26 April 2028	24 April 2029
Martin J. Barrington	13,008	9,899	10,369	9,404	9,991	52,671
Lynne Biggar	0	0	0	0	3,632	3,632
Michele Burns	8,277	6,299	6,598	5,984	6,357	33,515
Sabine Chalmers	4,728	3,597	3,769	3,418	3,632	19,144
Paul Cornet de Ways Ruart	4,728	3,597	3,769	3,418	3,632	19,144
Grégoire de Spoelberch	4,728	3,597	3,769	3,418	3,632	19,144
Claudio Garcia	4,728	3,597	3,769	3,418	3,632	19,144
Paulo Lemann	4,728	3,597	3,769	3,418	3,632	19,144
Salvatore Mancuso(1)	0	0	0	0	0	0
Nitin Nohria	0	0	0	3,418	3,632	7,050
Alejandro Santo Domingo	4,728	3,597	3,769	3,418	3,632	19,144
Aradhana Sarin	0	0	0	0	3,632	3,632
Heloisa Sicupira	0	0	0	0	3,632	3,632
Alexandre Van Damme	4,728	3,597	3,769	3,418	3,632	19,144
Dirk Van de Put	0	0	0	0	3,632	3,632
All directors as group	54,381	41,377	43,350	42,732	59,932	241,772

Note:

(1)	Mr. Mancuso has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2024.

Board Share Ownership

The table below sets forth, as of the most recent practicable date, the number of our shares owned by our directors serving in 2024 and year-to-date 2025:

Name	Number of our shares held	% of our outstanding shares
Martin J. Barrington	(*)	(*)
Claudio Garcia	(*)	(*)
Michele Burns	(*)	(*)
Paul Cornet de Ways Ruart	(*)	(*)
Sabine Chalmers	(*)	(*)
Grégoire de Spoelberch	(*)	(*)
Aradhana Sarin	(*)	(*)
Salvatore Mancuso	(*)	(*)

Name	Number of our shares held	% of our outstanding shares
Paulo Lemann	(*)	(*)
Alejandro Santo Domingo	(*)	(*)
Heloisa Sicupira	(*)	(*)
Dirk Van de Put	(*)	(*)
Nitin Nohria	(*)	(*)
Lynne Biggar	(*)	(*)
Alexandre Van Damme	(*)	(*)
TOTAL	13.30 million	<1%

Note:

(*)	Each director owns less than 1% of our outstanding shares as of the most recent practicable date.

Executive Committee

The main elements of our executive remuneration are (i) a fixed-base salary, (ii) variable performance-related compensation (bonus), (iii) long-term incentives in the form of long-term restricted stock units, long-term performance stock units and/or long-term stock options, (iv) post-employment benefits and (v) other compensation. For the Chief Executive Officer, the award value of on-target variable remuneration (comprised of items (ii) and (iii) above) for 2024 could amount to up to 93% of his total on-target compensation, assuming all performance and other requirements are fully met. For the other members of the Executive Committee, the award value of on-target variable remuneration for 2024 could on average amount to up to 89% of their total on-target compensation, assuming all performance and other requirements are fully met.

In order to promote alignment with market practice, the total compensation of executives is reviewed against benchmarks on an annual basis. These benchmarks are collated by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of over 20 leading peer companies (the “Compensation Peer Group”) is used when available. The Compensation Peer Group is comprised of companies with a similar size to us, with the majority of them belonging to the fast-moving consumer goods sector, and each shares a complex and diverse business model and operates in talent and labor markets similar to us. The Compensation Peer Group is set by the Remuneration Committee upon the advice of an independent compensation consultant, and may be revised from time to time. If Compensation Peer Group data is not available for a given role, data from Fortune 100 companies is used. Executives’ total compensation target is intended to be 10% above the third quartile. The Compensation Peer Group that was used as the benchmark for financial year 2024 was composed of the following companies:

2024 Compensation Peer Group
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

Unless otherwise specified, the information and amounts in this section relate to the members of our Executive Committee as of 1 January 2025. See “—A. Directors and Senior Management—Administrative, Management, Supervisory Bodies and Senior Management Structure.”

Base Salary

Our executives’ base salaries are intended to be aligned to mid-market levels for the appropriate market. Mid-market means that for a similar job in the market, 50% of companies in that market pay less.

In 2024, based on his employment contract, the Chief Executive Officer earned a fixed base salary of EUR 1.38 million (USD 1.50 million). The other members of our Executive Committee earned an aggregate base salary of EUR 2.05 million (USD 2.23 million).

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

For the year ended 31 December 2024, the performance metrics for the Executive Committee and their relative weights were:

Component	Weight	Performance Measures

Company Targets	40%	Organic EBITDA

Business Unit Targets	30%	Organic Net Revenue (40%) Organic EBITDA (30%) Organic Cash Flow (30%)

Individual Targets	30%	Targets based on the strategic pillars underlying our 10-year plan

Total	100%

Individual performance targets of the Chief Executive Officer and other members of the Executive Committee may consist of financial and non-financial targets. Individual financial targets can, for example, be related to EBITDA, net revenue, capex, resource allocation and net debt ratios. Examples of individual non-financial targets include brand development, operations and innovation, sustainability, as well as compliance and ethics. Typical individual performance measures in the non-financial areas relate to employee engagement, talent pipeline, sustainability and compliance, and are linked to the achievement of the company’s strategic objectives.

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

Variable compensation (bonus) for performance in 2024 – Paid in March 2025

Based on its performance and results in 2024, the company overachieved its aggregated company and business unit performance targets in 2024.

For the full year 2024, the Chief Executive Officer earned variable compensation of EUR 5.46 million (USD 5.92 million). The other members of the Executive Committee earned aggregate variable compensation of EUR 4.74 million (USD 5.14 million).

These bonus amounts are based on our company’s performance during the year 2024 and the executives’ individual target achievements. The variable compensation will be paid in or around March 2025.

Variable compensation (bonus) for performance in 2023 – Paid in March 2024

The following table sets forth the number of voluntary shares acquired by, and Matching Shares and Discounted Shares granted to, the Chief Executive Officer and the other members of the Executive Committee in March 2024 under the Share-Based Compensation Plan in respect of the variable compensation (bonus) awarded for performance in 2023 as described in our Annual Report on Form 20-F for the fiscal year ended 31 December 2023.

Name	Voluntary Shares Acquired	Matching Shares and Discounted Shares Granted
Michel Doukeris (CEO)	38,470	103,444
David Almeida	8,778	27,006
John Blood	9,358	26,288
Fernando Tennenbaum	14,558	37,419

Long-Term Incentives

Annual Long-Term Incentive Restricted Stock Units

On 16 December 2024, annual long-term restricted stock units for 2024 were granted to Michel Doukeris (182,869 RSUs), David Almeida (86,547 RSUs), John Blood (69,515 RSUs) and Fernando Tennenbaum (147,147 RSUs). In accordance with the remuneration policy, these RSUs cliff vest over a three-year period (16 December 2027). In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

Annual Long-Term Incentive Performance Stock Units

On 16 December 2024, annual long-term performance stock units were granted to Michel Doukeris (47,300 PSUs), David Almeida (24,825 PSUs), John Blood (23,295 PSUs) and Fernando Tennenbaum (38,473 PSUs), in respect of financial year 2024. These performance stock units cliff vest over a three-year period (16 December 2027). The number of shares to which holders of these performance stock units shall be entitled is subject to a hurdle and cap, and will depend on the performance test measuring the Company’s three-year TSR relative to the TSR realized for that period by the TSR Peer Group. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

The below TSR Peer Group was used for performance stock units granted in respect of financial year 2024.

2024 TSR Peer Group
3M	Heineken	Procter & Gamble
Altria	Kraft Heinz	Reckitt-Benckiser
Carlsberg	Mondelez	Starbucks
Coca-Cola	Nestlé	Unilever
Colgate-Palmolive	PepsiCo
Diageo	Philip Morris

Exceptional Long-Term Incentives

In 2024, no grants were made to members of the Executive Committee under an exceptional long-term incentives plan.

Other Recurring Long-Term Restricted Stock Unit Programs

In 2024, no grants were made to members of the Executive Committee under the other recurring long-term restricted stock units programs.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 23 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 for further details on our employee benefits.

Our Chief Executive Officer and other members of the Executive Committee participate in a defined contribution plan. The contribution under the Chief Executive’s plan for the Chief Executive Officer amounted to approximately USD 0.20 million in 2024. The contributions for other members of the Executive Committee amounted to approximately USD 0.04 million in the aggregate in 2024. See note 31 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

Other Compensation

We also provide executives with disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed. In 2024, the costs of these benefits amounted to approximately USD 0.03 million for the Chief Executive Officer and approximately USD 0.08 million in aggregate for the other members of the Executive Committee.

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

Options Owned by Executives

The table below sets forth the number of LTI stock options and matching options owned by the members of our Executive Committee in aggregate as of 31 December 2024 under the LTI Plan Executives, the Share-Based Compensation Plans, the Long Run Stock Options Incentive Plan and the March 2020 Stock Option Incentive. Members of our Executive Committee do not hold any warrants or stock options relating to our shares under our other incentive plans.

Program(1)	Options held in aggregate by our Executive Committee	Strike price (EUR)	Grant date	Vesting date	Expiry date
LTI Plan 2009	36,035	121.95	1 December 2015	1 December 2020	30 November 2025
LTI Plan 2009	45,837	113.00	22 December 2015	22 December 2020	21 December 2025
LTI Plan 2009	36,728	98.04	1 December 2016	01 December 2021	30 November 2026
LTI Plan 2009	75,756	98.85	20 January 2017	20 January 2022	19 January 2027
LTI Plan 2009	19,112	96.70	1 December 2017	01 December 2022	30 November 2027
LTI Plan 2009	146,486	94.36	22 January 2018	22 January 2023	21 January 2028
LTI Plan 2009	306,794	65.70	25 January 2019	25 January 2024	24 January 2029
LTI Plan 2009	377,402	71.87	2 December 2019	2 December 2024	1 December 2029
Long Run Stock Options Incentive Plan(2)	2,503,130	96.70	1 December 2017	1 January 2028	31 December 2032
March 2020 Stock Option Incentive(3)	4,980,927	40.40	25 March 2020	25 March 2025	24 March 2030

Note:

(1)	No options were exercised by members of the Executive Committee in 2024.

(2)	Options granted under the Long Run Stock Options Incentives Plan. See “—Share-Based Payment Plans—Long-Term Incentives—Exceptional Long-Term Incentives.”

(3)

Options granted under an exceptional long-term incentive plan. The options cliff vest five years after the grant date and have a maturity of 10 years. Specific forfeiture rules apply if the employee leaves the company before the vesting date. See ““—Share-Based Payment Plans—Long-Term Incentives—Exceptional Long-Term Incentives.”

Restricted Stock Units Owned by Executives

The table below sets forth the number of restricted stock units owned by the members of our Executive Committee in aggregate as of 31 December 2024(1)(2).

Program	RSUs held in aggregate by our Executive Committee	Grant date	Vesting date
Exceptional Incentive Restricted RSUs(3)	0	17 December 2014	17 December 2024
Performance-Based RSUs(5)	56,946	14 August 2018	14 August 2028
Share Based Compensation Plan(4)	0	4 March 2019	4 March 2024
Share Based Compensation Plan(4)	0	29 July 2019	29 July 2024
Share Based Compensation Plan(4)	11,233	2 March 2020	2 March 2025
RSUs(6)	1,327,392	25 March 2020	25 March 2025
Annual Long-Term RSUs(7)	37,037	14 December 2020	14 December 2025
Annual Long-Term RSUs(7)	0	13 December 2021	13 December 2024

Program	RSUs held in aggregate by our Executive Committee	Grant date	Vesting date
Annual Long-Term RSUs(7)	27,032	13 December 2021	13 December 2026
Annual Long-Term RSUs(7)	71,365	1 March 2022	1 March 2025
Annual Long-Term RSUs(7)	71,365	1 March 2022	1 March 2027
Share Based Compensation Plan(4)	321,303	1 March 2022	1 March 2025
Share Based Compensation Plan(4)	321,301	1 March 2022	1 March 2027
Annual Long-Term RSUs(7)	366,933	14 December 2022	14 December 2025
Annual Long-Term RSUs(7)	258,438	6 March 2023	6 March 2026
Annual Long-Term RSUs(7)	119,200	11 December 2023	11 December 2026
Annual Long-Term RSUs(7)	196,973	1 March 2024	1 March 2027
Annual Long-Term RSUs(7)	486,078	16 December 2024	16 December 2027

Note:

(1)

The following restricted stock units vested in 2024: 8,717, 5,355 and 3,262 Restricted Stock Units granted on 4 March 2019 respectively held by Michel Doukeris, David Almeida and John Blood vested on 4 March 2024, of which the market price on Euronext Brussels on the vesting date was EUR 55.78; 25,012, 11,832 and 6,913 Restricted Stock Units granted on 29 July 2019 respectively held by Michel Doukeris, David Almeida and John Blood vested on 29 July 2024, of which the market price on Euronext Brussels on the vesting date was EUR 56.16; 9,010 Restricted Stock Units granted on 13 December 2021 held by each of David Almeida, Fernando Tennenbaum and John Blood vested on 13 December 2024, of which the market price on Euronext Brussels on the vesting date was EUR 50.96; and 11,201 Restricted Stock Units granted on 17 December 2014 held by John Blood vested on 17 December 2024, of which the market price on Euronext Brussels on the vesting date was EUR 50.58.

(2)

Fernando Tennenbaum still holds certain Restricted Stock Units that were awarded to him in the past in his capacity as an executive of Ambev. Out of these, 27,075 Ambev Restricted Stock Units granted on 29 March 2019 vested on 29 March 2024, of which the market price on the Brazilian Stock Exchange on the vesting date was BRL 12.49 and 47,715 Ambev Restricted Stock Units granted on 30 August 2019 vested on 30 August 2024, of which the market price on the Brazilian Stock Exchange on the vesting date was BRL 12.86.

(3)

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

(4)	Restricted stock units granted under the Share Based Compensation Plan. See “—Share-Based Payment Plans—Share Based Compensation Plan from 2010.”

(5)

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

(7)

Long-term restricted stock units granted under the Base Long-Term Restricted Stock Units Program. See “—Share-Based Payment Plans—Annual Long-Term Incentives” and “—Other Recurring Long-Term Restricted Stock Unit Programs.”

Performance Stock Units Owned by Executives

The table below sets forth the number of performance stock units owned by the members of our Executive Committee in aggregate as of 31 December 2024.

Program	PSUs held in aggregate by our Executive Committee	Grant date	Vesting date
Annual Long-Term PSUs	99,415	14 December 2022	14 December 2025
Annual Long-Term PSUs	33,826	11 December 2023	11 December 2026
Annual Long-Term PSUs	133,893	16 December 2024	16 December 2027

Executive Share Ownership

The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the Executive Committee to one year of base salary (gross). Newly appointed Executive Committee members have three years to reach such threshold following the date of their appointment.

The table below sets forth, as of the most recent practicable date, the number of our shares owned by the members of the Executive Committee serving in 2024:

Name	Number of our shares held	% of our outstanding shares
Michel Doukeris – CEO	(*)	(*)
David Almeida	(*)	(*)
John Blood	(*)	(*)
Fernando Tennenbaum	(*)	(*)
TOTAL	1.40 million	<1%

Note:

(*)	Each member of our Executive Committee serving in 2024 owns less than 1% of our outstanding shares as of the most recent practicable date.

C.	BOARD PRACTICES

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

The current members of the Audit Committee are M. Michele Burns (Chair), Martin J. Barrington, Lynne Biggar and Aradhana Sarin.

Our Board of Directors has determined that M. Michele Burns and Aradhana Sarin are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act.

The Audit Committee assists our Board in its responsibility for oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and our internal audit function. The Audit Committee is entitled to review information on any point it wishes to verify, and is authorized to acquire such information from any of our employees. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the statutory auditor. It also establishes procedures for confidential complaints regarding questionable accounting or auditing matters. It is also authorized to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It is entitled to call on the resources that will be needed for this task. It is entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve our control processes.

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

The current members of the Finance Committee are Grégoire de Spoelberch (Chair), Paulo Alberto Lemann, M. Michele Burns, Paul Cornet de Ways Ruart, Alejandro Santo Domingo, Nitin Nohria, and Salvatore Mancuso.

The Corporate Governance Charter requires the Finance Committee to meet at least four times a year and more often if deemed necessary by its Chair or at least two of its members.

The Finance Committee assists the Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, treasury controls, mergers and acquisitions, tax, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

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

The current members of the Nomination Committee are Claudio Garcia (Chair), Martin J. Barrington, Sabine Chalmers, M. Michele Burns, Heloisa Sicupira and Alexandre Van Damme.

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

As of 31 December 2024, we employed approximately 144,000 employees as compared to approximately 155,000 as of 31 December 2023.

Overview of Employees per Business Segment

The table below sets out the number of full-time employees at the end of each relevant period in our business segments.

	As of 31 December
	2024(1)	2023(1)	2022(1)(2)
North America	16,492	17,950	20,040
Middle Americas	45,630	48,069	52,355
South America	34,639	36,267	40,589
EMEA	19,979	21,011	21,306
Asia Pacific	21,483	24,992	24,331
Global Export and Holding Companies	5,662	6,251	6,572

Total	143,885	154,540	165,193

Note:

(1)

The number of our employees fluctuates over the years based on a number of factors, including the performance of our different markets, business combinations (including divestitures) and our continued efforts to improve productivity and efficiency across our operations.

(2)	The numbers for the year ended 31 December 2022 have been amended to conform to the method of calculation used for the year ended 31 December 2023.

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

Labor Unions

Many of our hourly employees across our business segments are represented by unions, with a variety of collective bargaining agreements in place. Generally, relationships between us and the unions that represent our employees are good. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are exposed to risks arising from labor practices, labor strikes and disputes that could lead to a negative impact on our costs and production level.”

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

In Mexico, over half of our employees are union members. Our collective bargaining agreements are negotiated and executed separately for each facility or distribution center. They are periodically reviewed with the unions as mandated by Mexican Labor Law (i.e., yearly revisions of salary, benefits and salary revisions every two years).

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

Our United States organization has approximately 5,300 hourly brewery workers represented predominantly by the International Brotherhood of Teamsters, but also by other unions with respect to specific classifications of employees at certain locations. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and the Teamsters that are in effect from 1 March 2024 through 28 February 2029. Approximately 1,300 hourly employees at certain company-owned distributorships and packaging plants are also represented by the Teamsters or other unions.

E.	SHARE OWNERSHIP

For a discussion of the share ownership of our directors and executives, as well as arrangements involving our employees in our capital, see “—B. Compensation.”

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure as at 31 December 2024 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2024 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014, as amended, of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the SEC.

The first ten entities mentioned in the table act in concert (it being understood that (i) the first nine entities act in concert within the meaning of article 3, §1, 13º of the Belgian Law of 2 May 2007 on the notification of significant shareholdings, and (ii) the tenth entity acts in concert with the first nine entities within the meaning of article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by us and the Financial Services and Markets Authority (“FSMA”) in accordance with (a) article 6 of the Belgian Law of 2 May 2007 on the notification of significant shareholdings or (b) Regulation (EU) No 596/2014, as amended, of the European Parliament and of the Council of 16 April 2014, and (ii) notifications to the company made on a voluntary basis on or prior to 31 December 2024, in aggregate, 771,355,582 Ordinary Shares, representing 39.05% of the voting rights attached to the shares outstanding as of 31 December 2024 excluding the 43,809,952 treasury shares held by us and certain of our subsidiaries. Pursuant to our articles of association, shareholders are required to notify us as soon as the amount of securities held giving voting rights respectively exceeds or falls below a 3% threshold and a 7.5% threshold.

Major shareholders	Number of shares	% of voting rights attached to our outstanding shares held(9)
Holders of Ordinary Shares
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “Stichting”)(1)(2)	663,074,832	33.57%
EPS Participations S.à.R.L, a company incorporated under Luxembourg law, affiliated with Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(3)(5) (“EPS Participations”)	67,291,593	3.41%
EPS S.A., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with BRC S.à.R.L(2)(3)(5) (“EPS”)	99,999	0.01%
BRC S.á.R.L., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with EPS(2)(4) (“BRC”)	28,097,078	1.42%
Rayvax Société d’Investissements SA, a company incorporated under Belgian law (“Rayvax”)	50,000	0.00%
Fonds Verhelst SC, a company with a social purpose incorporated under Belgian law	0	0.00%
Fonds Voorzitter Verhelst SC, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SC, which controls it	6,997,665	0.35%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0.00%
Fonds Baillet Latour SC, a company incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, which controls it(6)	5,485,415	0.28%

Major shareholders	Number of shares	% of voting rights attached to our outstanding shares held(9)
Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	259,000	0.01%
Holders of Restricted Shares
Altria Group, Inc.(7) (“Altria”)	125,115,417	6.33%
BEVCO Lux S.à R.L(8) (“BEVCO”)	96,862,718	4.90%

Note:

(1)

See section “—Controlling Shareholder” below. By virtue of their responsibilities as directors of the Stichting, Sabine Chalmers, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Claudio Garcia, Jorge Paulo Lemann, Roberto Moses Thompson Motta and Carlos Alberto da Veiga Sicupira may be deemed, under the rules of the SEC, to be beneficial owners of our Ordinary Shares held by the Stichting. However, each of these individuals disclaims such beneficial ownership in such capacity.

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

(4)

Max Van Hoegaerden Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto da Veiga Sicupira have disclosed to us that they control BRC and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our Ordinary Shares held by BRC. By virtue of their responsibilities as current directors of BRC, Paulo Alberto Lemann, Marc Lemann, Claudio Garcia and Heloisa de Paula Machado Sicupira may also be deemed, under the rules of the SEC, to be the beneficial owners of our Ordinary Shares held by BRC. However, Paulo Alberto Lemann, Marc Lemann, Heloisa de Paula Machado Sicupira and Claudio Garcia disclaim such beneficial ownership in such capacity.

(5)	On 18 December 2013, EPS contributed to EPS Participations its certificates in the Stichting and the shares it held directly in AB InBev, except for 100,000 shares.

(6)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour, under Dutch law, acquired a controlling stake in Fonds Baillet Latour.

(7)

In addition to the Restricted Shares listed above, Altria announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the combination with SAB, it purchased 11,941,937 Ordinary Shares in the Company. Altria further increased its position of Ordinary Shares in the Company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by the Stichting dated 1 November 2016. Altria subsequently converted certain of its Restricted Shares into Ordinary Shares and concurrently sold some of the converted shares, placing Altria’s position of Ordinary Shares in the Company at 34,006,520, as disclosed in the Schedule 13D beneficial ownership report filed by the Stichting dated 20 March 2024, implying an aggregate ownership of 8.06% based on the number of shares with voting rights as at 31 December 2024.

(8)

In addition to the Restricted Shares listed above, BEVCO announced in a notification made on 17 January 2017 in accordance with the Belgian Law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. BEVCO disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.21% based on the number of shares with voting rights as at 31 December 2024.

(9)

Percentages are calculated on the total number of outstanding shares as at 31 December 2024 (2,019,241,973 shares) minus the number of outstanding shares held in treasury by us and certain of our subsidiaries as at 31 December 2024 (43,809,952 Ordinary Shares). Under our articles of association, a different denominator is used for the purposes of determining the percentage of shares with voting rights in our share capital necessary for the appointment of directors. For more information on this alternative calculation, see “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Quorum and Majority Requirements—Appointment of Directors.”

U.S. Holders of Record

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2024, we had 34,006,926 registered Ordinary Shares and 125,115,701 registered Restricted Shares held by 4 record holders in the United States, representing approximately 159.1 million of the voting rights attached to our shares outstanding as of such date. As of 31 December 2024, we also had 132,557,659 ADSs outstanding, each representing one Ordinary Share.

Controlling Shareholder

Our controlling shareholder is the Stichting, a foundation organized under the laws of the Netherlands which represents an important part of the interests of the founding Belgian families of Interbrew (mainly represented by EPS) and the interests of the Brazilian families which were previously the controlling shareholders of Ambev (represented by BRC).

As of 31 December 2024, the Stichting owned 663,074,832 of our shares, which represented a 33.57% voting interest based on the number of our shares outstanding as of 31 December 2024, excluding the 43,809,952 treasury shares held by us and certain of our subsidiaries. The Stichting and certain other entities acting in concert (within the meaning of Article 3, 13° of the Belgian Law of 2 May 2017 on the notification of significant shareholdings and/or within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids) with it (see “—Shareholders’ Arrangements” below) held, based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2024 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014, as amended, of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the SEC, in the aggregate, 39.05% of our shares based on the number of our shares outstanding on 31 December 2024, excluding the 43,809,952 treasury shares held by us and certain of our subsidiaries. As of 31 December 2024, BRC held 331,537,416 class B Stichting certificates (indirectly representing 16.78% of our shares), EPS held one class A Stichting certificate and EPS Participations held 331,537,415 class A Stichting certificates (together indirectly representing 16.78% of our shares). The Stichting is governed by its bylaws and its conditions of administration. Shares held by our major shareholders do not entitle such shareholders to different voting rights.

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

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities that form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans, guarantees and credit support with affiliated entities, and (iv) import and licensing agreements with affiliated entities. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 34 “AB InBev Companies” to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

Transactions with Directors and Executive Committee Members (Key Management Personnel)

Total compensation of our directors and Executive Committee included in our income statement for 2024 set out below can be detailed as follows:

	Year ended 31 December 2024
	Directors	Executive Committee
	(USD million)
Short-term employee benefits	2	15
Share-based payments	—	55

Total	2	70

In addition to short-term employee benefits (primarily salaries), the members of our Executive Committee were entitled to post-employment benefits. See also note 23 “Pensions and similar obligations” and note 31 “Related parties” to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024. In addition, key management personnel are eligible for our share-based payment plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 24 “Share-based payments” to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024.

Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with our company. During 2024, no payments were made to key management personnel except in the transactions listed below.

Other Transactions

In 2022, 2023 and 2024, our subsidiary Bavaria SA, along with other subsidiaries in Middle Americas, entered into transactions for approximately COP 137.4 billion (USD 32.6 million), COP 277.4 billion (USD 64.6 million) and COP 457.3 billion (USD 112.0 million), respectively, for lease agreements, acquisition of natural gas and the sale of malt-based beverages and beer with companies of which Alejandro Santo Domingo, a member of our Board of Directors, is chair or member of the board of directors or part of the controlling shareholder group.

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

On 19 March 2024, we repurchased 3,335,417 Ordinary Shares directly from Altria for an aggregate share purchase price of USD 200 million. The shares were repurchased in connection with the completion of a secondary underwritten global offering by Altria of a total of 35,000,000 Ordinary Shares. For more information about our share repurchases, see “Item 16E. Purchases of Equity Securities by the Issuer.”

Jointly Controlled Entities

Interests in joint ventures include two entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company.

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2024
(USD million)
Gross profit	(215)
Current assets	102
Current liabilities	7

Our transactions with associates primarily consist of sales to distributors in which we have a non-controlling interest.

Transactions with Pension Plans

Our transactions with pension plans mainly consisted of USD (12) million other expense to pension plans in the United States.

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

Consolidated Financial Statements

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during the period between 1 January 2024 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

Anheuser-Busch InBev SA/NV

Budweiser Trademark Litigation

We are involved in a long-standing trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. Currently there are more than 64 cases pending in 46 countries. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to our financial position or profitability.

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

On 24 January 2019, we deposited EUR 68 million (USD 70 million) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, we recognized a provision of EUR 68 million (USD 70 million) in 2020.

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

ICMS Value-Added Tax, IPI Excise Tax (Imposto sobre Produtos Industrializados – “IPI”) and Social Contributions on Gross Revenues (PIS and COFINS)

Manaus Free Trade Zone – IPI / PIS and COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI Excise Tax and PIS and COFINS. With respect to IPI Excise Tax, Ambev has been registering IPI Excise Tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Receita Federal do Brasil (“RFB”) relating to the disallowance of such credits.

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

In April 2024, the Lower Administrative Court rendered an unfavorable decision to Arosuco, by a casting vote, regarding the PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries. However, this decision is not final and may be appealed by Arosuco.

Ambev management estimates the possible losses related to these proceedings to be approximately R$6.8 billion (USD 1.1 billion) as of 31 December 2024. Ambev has not recorded any provisions for this matter.

IPI Excise Tax Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI Excise Tax, allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In July 2022, Ambev received the first judicial decision on this matter; which was unfavorable to Ambev, and filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first-level decision. As requested by Ambev, the Federal Court also ordered the production of technical evidence allowing Ambev to demonstrate the proper collection of IPI Excise Tax. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court.

In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter and ordered a tax audit to determine the amount of the tax already effectively paid. In January 2024, Ambev was notified of the results of the tax audit, which were partially favorable to Ambev, reducing the amount alleged to be owed by Ambev by 98%. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. In December 2024, the case was judged unfavorably to Ambev, and is pending appeal.

Ambev management estimates the possible loss related to these assessments to be approximately R$1.1 billion (USD 0.2 billion) as of 31 December 2024. Ambev has not recorded any provisions for this matter.

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

Ambev management estimates the total possible loss related to this issue to be approximately R$12 billion (USD 1.9 billion) as of 31 December 2024. Ambev has not recorded any provisions for this matter.

ICMS-PRODEPE

In 2015, in relation to the ICMS tax incentive program of the State of Pernambuco (PRODEPE), Ambev received tax assessments from the state regarding alleged differences in the ICMS tax collected relating to the rectification of errors in a handful of ancillary obligations included in Ambev’s tax filing. In 2017, Ambev received a final favorable decision recognizing the tax assessments were null due to formal errors. In September 2018, Ambev received a new tax assessment relating to the same ICMS differences. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev then appealed to the judicial level in March 2024.

Ambev management estimates the total possible loss related to this issue to be approximately R$0.9 billion (USD 0.1 billion) as of 31 December 2024. Ambev has not recorded any provisions for this matter.

ICMS Tax Credits

In 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the second administrative level, which was amended by the third administrative level in favor of the tax authorities. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the second administrative level. In one of these cases, Ambev received an unfavorable decision from the second administrative level, which is not final and has been appealed to the Upper Administrative Court.

Ambev management estimates the possible losses related to these assessments to be approximately R$0.9 billion (USD 0.1 billion) as 31 December 2024. Ambev has not recorded any provisions for this matter.

PIS/COFINS Bonus Over Products

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. Most of the cases were cancelled at the administrative level with one case being tried at the judicial level. Following an unfavorable decision to Ambev at the first-level judicial court, the case is now pending decision by the second-level judicial court.

Ambev management estimates the possible loss related to these assessments to be approximately R$0.6 billion (USD 0.1 billion) as of 31 December 2024. Ambev has not recorded any provisions for this matter.

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the RFB relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.

In 2022 and 2023, the Lower Administrative Court rendered favorable and partially favorable decisions to Ambev, some of which are still subject to appeal. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of profits and the goodwill amortization of foreign subsidiaries. Part of these decisions became final in September 2024, resulting in the cancellations of tax assessments totaling approximately R$1.0 billion (USD 0.2 billion) as of the time of cancellation.

In August 2024 Ambev received a partially favorable decision from the first-level administrative court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the Brazilian tax authorities filed appeals and the case awaits decision by the Lower Administrative Court.

In November 2024, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2019 and filed a defense.

In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately R$5.7 billion (USD 0.9 billion). Ambev has not recorded any provisions for this matter.

Ambev continued to apply this uncertain tax position as per IFRIC 23, impacting subsequent calendar years following those assessed (2020-2024). In the event Ambev is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such discussions would be consistent with previously assessed periods.

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

In February 2024, the Lower Administrative Court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction. The unfavorable portion relates to the claim regarding a difference in the methodology for calculating the benefit and concerns approximately R$26 million (USD 5 million). The decision was appealed by the tax authorities and is awaiting trial.

The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately R$2.9 billion (USD 0.5 billion). Ambev has not recorded any provisions for this matter.

This uncertain tax position, as per IFRIC 23, continued to be applied by Arosuco impacting calendar years following those assessed (2019-2024) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In the event Arosuco is questioned on this matter for future periods, and on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the previously assessed periods.

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

The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately R$6.8 billion (USD 1.1 billion) and Ambev has not recorded any provisions for this matter. In the event Ambev is required to pay these amounts, we will reimburse Ambev in the amount proportional to the benefit received by us pursuant to the merger protocol as well as the related costs.

Goodwill - Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. These matters were tried at the administrative level, with the Upper Administrative Court rendering partially favorable decisions to Ambev related to the qualified penalties and the statute of limitations for one of the calendar years under discussion. In January and June 2023, Ambev filed judicial proceedings to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions in September 2023 and the matters await judgment at the second-level judicial court. The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately R$1.5 billion (USD 0.2 billion). Ambev has not recorded any provisions for this matter.

Goodwill - CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In February 2024, Ambev presented a request to withdraw the Special Appeals filed, which was accepted by the Upper Administrative Court. As a result, the Lower Administrative Court’s initial partially favorable decision prevailed. Ambev filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the first-level administrative court, which Ambev appealed to the Lower Administrative Court. In August 2024, Ambev received a favorable decision from the Lower Administrative Court. The decision is not final and is subject to review by the Lower Administrative Court.

The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately R$1.0 billion (USD 0.2 billion). Ambev has not recorded any provisions for this matter.

Goodwill - MAG

In December 2022, CRBS S.A (“CRBS”), a subsidiary of Ambev, received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados with and into CRBS. CRBS filed a defense in January 2023. In November 2023, Ambev received a partially favorable decision from the first-level administrative court which reduced the qualified penalty applied to 100% (instead of 150% as initially charged). This decision is not final and is subject to review by the Lower Administrative Court. CRBS has filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision.

The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately R$0.3 billion (USD 0.1 billion). Ambev has not recorded any provisions for this matter.

CRBS has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if CRBS receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods.

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

In June 2021, Ambev received a partially favorable decision for the 2020 case at the first-level administrative court and filed an appeal to the Lower Administrative Court. In March 2023, Ambev received a favorable decision from the Lower Administrative Court, which fully canceled the tax assessment related to 2020, and this decision became final in May 2023. In June 2022, Ambev received a partially favorable decision at the first-level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. In April 2024, Ambev received a favorable decision from the Lower Administrative Court, which became final in July 2024. As of July 2024, all assessments related to this matter have now been fully resolved favorably to Ambev.

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

For the assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions at the Upper Administrative Court in three out of four tax assessments and filed an appeal to the first-level judicial court in November 2023, which awaits judgment. In July 2024, the Lower Administrative Court rendered a favorable decision to Ambev in one case related to the 2012 calendar year, but also rendered an unfavorable decision related to evidentiary formalities in a separate case discussing the offset of foreign tax credits for this same calendar year. Ambev was formally notified of the unfavorable decision and has appealed the case to the judicial court.

In January 2025, Ambev received new tax assessments from the Brazilian Federal Tax authorities challenging the offsets of foreign tax credits for the 2019 calendar year, concerning approximately R$2.0 billion (USD 0.3 billion). Ambev will present its defense.

The other cases are still awaiting final decisions at both administrative and judicial courts.

In connection with the disallowance of tax paid abroad, the Brazilian Federal Tax Authorities filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev has received tax assessments charging such fines for calendar years 2015 to 2019. For the tax assessments related to the periods of 2016 and 2018, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In August 2024, for the tax assessments related to the periods of 2015 and 2017, Ambev received (i) an unfavorable decision by the Lower Administrative Court for the case related to the 2015 tax period, for which it filed an appeal to the Upper Administrative Court; and (ii) a favorable decision for the case related to the 2017 tax period, which is not final and may be appealed by the tax authorities.

For the tax assessment related to the 2019 tax period, Ambev has filed a defense and the case awaits judgment at the first-level administrative court.

The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately R$15.9 billion (USD 2.6 billion). Ambev has not recorded any provisions for this matter.

Ambev has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2024). Therefore, if Ambev receives similar tax assessments for these periods, Ambev management believes the outcome would be the same as those tax years already assessed.

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

In March 2019, Arosuco received a new tax assessment regarding the same subject matter and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Lower Administrative Court. In February 2024, Ambev received a favorable decision, which was appealed by the tax authorities to the Upper Administrative Court. The case is pending judgment.

The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately R$0.6 billion (USD 0.1 billion). Arosuco has not recorded any provisions for this matter.

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

As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.

In all of the cases Ambev obtained partially favorable decisions at the first-level administrative court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the Lower Administrative Court. The favorable portion of the decisions rendered by the first-level administrative court in these cases is subject to mandatory review by the Lower Administrative Court as well.

With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained at the Lower Administrative Court an unfavorable decision on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, Ambev was notified of this decision, the favorable portion of which became final, and filed an appeal to the Lower Administrative Court on the merits that awaits decision.

The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately R$28.1 billion (USD 4.5 billion). Ambev has not recorded any provisions for this matter.

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

Labor Matters

Ambev is involved in more than 20,300 labor claims. Most of the labor claims facing Ambev relate to its Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of 31 December 2024, Ambev has made provisions totaling R$195.1 million (USD 36.4 million) in connection with the above labor claims involving former, current and outsourced employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss. As of December 31, 2024, Ambev was party to labor claims with a total estimated possible risk of loss of R$119.8 million (USD 22.3 million).

In connection with these labor matters, Ambev is also involved in claims regarding the social security charges on payroll. Ambev management estimates the possible losses related to these claims to be approximately R$329.6 million (USD 61.5 million) as of 31 December 2024. Ambev has recorded provisions of R$100.9 million (USD 18.8 million) for these matters.

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

In addition, the Brazilian Ministry of Labor (the “Ministry of Labor”) issued infraction notices against Sider, Ambev and the third-party competitor. These infraction notices were confirmed by the administrative authority in 2024 and, as a result, Ambev no longer has any means to appeal or dispute these infractions at an administrative level. Notwithstanding, Ambev continues to dispute any involvement in the alleged facts underlying these labor claims and, to this end, Ambev is seeking judicial relief to declare the administrative acts void. Additionally, Ambev sought injunctive relief in order to suspend Ambev’s inclusion in the Brazilian register of employers (Cadastro de Empregadores) that have subjected workers to poor working conditions (“Register of Employers”), under the terms of Brazilian Interministerial Ordinance MTPS/MMIRDH No. 4/2016. The injunction requested by Ambev was granted by the court in February 2024 and, as a result, the collection of fines in the amount of approximately R$50,000 (plus any interest and monetary adjustments) as well as the inclusion of Ambev in the Register of Employers is currently suspended. Ambev’s inclusion in the Register of Employers may result in several adverse consequences, including, among others (i) reputational harm, (ii) restrictions on Ambev’s ability to obtain financing through state-owned banks’ credit lines and (iii) potential adverse risk assessments by private banks and other parties, which could, among other effects, negatively affect Ambev’s ability to access financing in the future. As of 31 December 2024, Ambev did not record any provisions for this matter.

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

Civil Matters

As of 31 December 2024, Ambev was involved in more than 3,700 civil claims pending, including third-party distributors and product-related claims. Ambev has established provisions totaling R$356 million (USD 66 million) reflecting applicable adjustments, such as accrued interest, as of 31 December 2024 in connection with civil claims.

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

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (USD 0.5 billion), therefore doubling the initial amount involved. The court has admitted the association as joint plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the lower court judge, who denied all claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office has appealed to the Federal Court, which decided for the annulment of the lower court decision, based on the understanding that more evidence should have been produced before the case’s dismissal. Ambev filed a motion for clarification against such decision, which was rejected and the decision became final. The case has now returned to the lower court for a new trial, which has been pending since September 2021. Ambev believes that its chances of loss remain remote and, therefore, has not made any provisions with respect to such claim.

Cerbuco Brewing Arbitration

Cerbuco, a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture. On October 24, 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the parties are waiting for the second phase of the arbitration relating to quantification of damages to begin, which may affect Ambev’s ability to continue consolidating Bucanero into its financial statements.

Proposed class action in Quebec

Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not been authorized by the Superior Court.

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

The South African Breweries (Pty) Ltd.

The South African Revenue Service (“SARS”) conducted an audit of our South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA and the related subscription for shares in CCBA by subsidiaries of The Coca-Cola Company (“TCCC”). The assessment claimed that SAB owed ZAR 6.4 billion (USD 0.3 billion) in taxes plus penalties and interest, which as at the time of assessment totaled ZAR 17.7 billion (USD 0.9 billion). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA notified SAB that CCBA had received an assessment from SARS for ZAR 8.9 billion (USD 0.5 billion). Both of these assessments were contested. Both disputes have now been resolved and SAB will pay ZAR 4.5 billion (USD 0.2 billion) in respect of these South African tax matters to SARS, of which ZAR 3.5 billion (USD 0.2 billion) has been paid as of 31 December 2024.

Union de Cervecerias Peruanas Backus & Johnston and Cerveceria San Juan S.A.

Our Peruvian majority owned subsidiaries, Union de Cervecerias Peruanas Backus & Johnston (“Backus”) and Cerveceria San Juan S.A (“San Juan”), challenged the amount of excise tax paid to the Peru tax authority (“SUNAT”) for the years 2014 to 2019. SUNAT initiated tax audits for the periods involved, rejected the refund claims and assessed further excise taxes for the period of 2017 to 2019. If Backus and San Juan are successful, no excise tax would ultimately be payable and the claim could result in the refund of approximately 3.0 billion Peruvian nuevo sol (USD 0.8 billion). If unsuccessful, management estimates the possible loss to be approximately 2.1 billion Peruvian nuevo sol (USD 0.6 billion). Backus and San Juan will pre-pay a portion of the amounts assessed, pending outcome of the challenge and any appeal(s). In November 2024, Backus and its main UK shareholder submitted an arbitration request to the International Centre for Settlement of Investment Disputes (“ICSID”), against Peru, claiming that the tax assessments violated international law. No related provision has been made for this matter.

Dividend Policy

Our current dividend policy is to declare a dividend representing in aggregate at least 25% of our consolidated profit attributable to our equity holders, excluding exceptional items, such as restructuring charges, gains or losses on business disposals and impairment charges, subject to applicable legal provisions relating to distributable profit. On 25 February 2025, our Board proposed a full year 2024 dividend of EUR 1.00 per share, subject to shareholder approval at our annual general meeting on 30 April 2025. In line with our financial discipline and deleveraging objectives, the recommended dividend balances our capital allocation priorities and dividend policy while returning cash to shareholders.

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

Each of our shares is entitled to one vote except for shares owned by us, or by any of our direct subsidiaries, the voting rights of which are suspended. Shares held by our main shareholders do not entitle such shareholders to different voting rights. Our Restricted Shares are unlisted and not admitted to trading on any stock exchange. Since 11 October 2021, the Restricted Shares are convertible at the election of the holder into new Ordinary Shares on a one-for-one basis and they rank equally with the Ordinary Shares with respect to dividends and voting rights. As of 31 December 2024, of the 326 million Restricted Shares issued at the time of the combination with SAB, 103,956,367 Restricted Shares have been converted into new Ordinary Shares.

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

Euronext is the leading European capital market infrastructure, covering the entire capital markets value chain, from listing, trading, clearing, settlement and custody, to solutions for issuers and investors. Euronext runs MTS, one of Europe’s leading electronic fixed income trading markets, and Nord Pool, the European power market. Euronext also provides clearing and settlement services through Euronext Clearing and its Euronext Securities CSDs in Denmark, Italy, Norway, and Portugal.

As of September 2024, Euronext’s regulated exchanges in Belgium, France, Ireland, Italy, the Netherlands, Norway, and Portugal host nearly 1,900 listed issuers with around €6.3 trillion in market capitalisation, a strong blue-chip franchise and the largest global centre for debt and fund listings. With a diverse domestic and international client base, Euronext handles 25% of European lit equity trading. Its products include equities, FX, ETFs, bonds, derivatives, commodities and indices.

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

Clearing and Settlement. Clearing and settlement of trades executed on Euronext in Europe are generally handled by Euronext Clearing. Euroclear is taking care of the settlement part of the transactions.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our articles of association dated January 2, 2025 has been filed as Exhibit 1.1 to this Form 20-F.

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

Amendments to Articles of Association

On 2 January 2025, our Articles of Association were amended to update the number of Restricted Shares that remained outstanding as of 31 December 2024.

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

Form and Transferability of Our Shares

Our share capital is represented by 2,019,241,973 shares. There are two classes of shares: all shares are Ordinary Shares, except for the Restricted Shares which were issued as part of the combination with SAB. Since 11 October 2021, the Restricted Shares are convertible at the election of their holders into new Ordinary Shares on a one-for-one basis. Following conversion requests made until 31 December 2024, as of 1 January 2025, 222,043,450 Restricted Shares remain outstanding, compared to 1,797,198,523 Ordinary Shares outstanding on such date, representing 11.00% and 89.00% of the share capital of the Company, respectively.

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

The convening notice to the upcoming annual shareholders’ meeting to be held on 30 April 2025 will be published on 28 March 2025 and will contain further information on the format of the meeting and modalities for participation.

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

The right to participate in and vote at a shareholders’ meeting will require a shareholder to:

•

have the ownership of his or her shares recorded in his or her name on the 14th calendar day preceding the date of the shareholders’ meeting, either through registration in the register of our registered shares, for holders of registered shares, or through book-entry in the accounts of an authorized account holder or central securities depositary, for holders of dematerialized shares; and

•

notify us (or a person designated by us) at the latest on the sixth calendar day preceding the date of the shareholders’ meeting of his or her intention to participate in the meeting, indicating the number of shares in respect of which he or she intends to do so. In addition, a holder of dematerialized shares must, at the latest on the same day, provide us (or a person designated by us) with an original certificate issued by an authorized account holder or a central securities depositary certifying the number of shares owned by the relevant shareholder on the record date for the shareholders’ meeting and for which he or she has notified his or her intention to participate in that meeting.

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

Right to Request Items Be Added to the Agenda and to Ask Questions at the Shareholders’ Meeting

One or more shareholders that together hold at least 3% of our share capital may request for items to be added to the agenda of any convened meeting and submit proposals for resolutions with regard to existing agenda items or new items to be added to the agenda, provided that (i) they prove ownership of such shareholding as at the date of their request and record their shares representing such shareholding on the record date for the relevant shareholders’ meeting and (ii) the additional items to be added to the agenda and/or proposed resolutions have been sent in writing (by registered mail or e-mail) by these shareholders to our registered office no later than on the twenty-second day preceding the date of the relevant shareholders’ meeting. Such shareholdings must be proven by a certificate evidencing the registration of the relevant shares in our share register or by a certificate issued by the authorized account holder or the central securities depositary certifying the book-entry of the relevant number of dematerialized shares in the name of the relevant shareholder(s).

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

The percentage of shares with voting rights in our share capital necessary for the appointment of directors as described in this section is determined 120 days before our annual shareholders’ meeting, i.e. 31 December 2024 for the meeting to be held on 30 April 2025. For purposes of this calculation, the denominator is determined in accordance with rules set out in Section 20 of our articles of association, which excludes certain shares which have been disposed of by us from treasury since the completion of the combination with SAB.

In respect of our 2025 annual shareholders’ meeting, the Restricted Shareholders, together with their affiliates and/or any of their successors and/or successors’ affiliates, held in aggregate 262,049,970 shares with voting rights, representing 13.64% of the shares with voting rights in our share capital determined in accordance with the foregoing.

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

The Tax Matters Agreement is filed as Exhibit 4.17 to this Form 20-F.

Registration Rights Agreement

On 10 October 2016, we entered into a registration rights agreement (the “Registration Rights Agreement”) with Altria and BEVCO, pursuant to which we are required to, in certain circumstances, register for resale under the Securities Act all registrable shares held by Restricted Shareholders (which as of 31 December 2023, represent approximately 11.2% of our outstanding shares (excluding treasury shares)) any time after 10 October 2021, the fifth anniversary of the completion of the combination with SAB, at which point, the Restricted Shares became eligible for conversion into Ordinary Shares at the option of the Restricted Shareholder. We are also required to file with the SEC a shelf registration statement relating to such registrable shares pursuant to Rule 415 under the Securities Act at the request of Restricted Shareholders holding, in aggregate, at least the lesser of USD 2.5 billion of our equity securities by market value and 1.5% of our outstanding share capital. We will be responsible for bearing the costs and expenses of each such registration.

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

Sustainability Linked Revolving Credit Facility

On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainability Linked Revolving Credit Facility, which replaced our existing USD 9.0 billion revolving facility. The SLL Revolving Facility has an initial five-year term, which may be extended by an additional two years. Effective as of 17 March 2022, we exercised the first of our two options to extend the maturity of the facility until February 2027. Subsequently, with effect from 8 September 2023, we exercised the second of our two options to further extend the maturity of the facility until February 2028 with total commitments of USD 9.75 billion for the period from February 2027 to February 2028. The facility incorporates a pricing mechanism that incentivizes improvement in the following four key performance areas that are aligned with and contribute to our 2025 Sustainability Goals:

•	improving water efficiency in our breweries globally;

•	increasing PET recycled content in PET primary packaging;

•	sourcing purchased electricity from renewable sources; and

•	reducing greenhouse gas emissions.

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

Dividends paid or attributed to non-resident individuals who do not use our shares or ADSs in the exercise of a professional activity may be exempt from non-resident individual income tax up to the amount of EUR 833 (for income year 2024). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares or ADSs, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 833 (for income year 2024) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on 31 December of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 833 (for income year 2024) is reached (and hence not only the amount of dividends paid or attributed on our shares or ADSs). A withholding tax exemption will apply on dividends paid by us to a company that is a resident of the United States, provided that: (i) the U.S. company beneficially owns the dividends and is subject to U.S. corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary U.S. corporate income tax regime, (ii) the U.S. company has a legal form similar to the ones listed in the Annex to the European Union Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU) (“EU Parent-Subsidiary Directive”), as amended from time to time; (iii) the U.S. company owns, on the date the dividend is payable or attributable, a participation representing less than 10% of our capital but with an acquisition value of at least EUR 2,500,000; (iv) the U.S. company holds our shares or ADSs in full legal ownership for an uninterrupted period of at least one year; and (v) the U.S. company submits an affidavit to us or our paying agent (see below). The withholding tax exemption only applies to the extent that the withholding tax, which would be due in the absence of said exemption, is in principle not creditable or refundable in the hands of the U.S. resident company. Shareholders should consult their own advisers regarding the availability of the withholding tax exemption in light of their particular circumstances, including the effect of any state, local or national laws or interpretations thereof. Furthermore, this exemption cannot be applied in cases of tax abuse (i.e. where the taxpayer, through a (series of) legal act(s) has placed itself within the scope of this withholding tax relief regime, contrary to the objectives of the relevant statutory provision and with the decisive or exclusive intention to obtain this tax benefit). The presence of tax abuse can be rebutted by the taxpayer if sufficient genuine economic (non-tax) motives can be shown for the (series of) legal acts.

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

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The tax on stock exchange transactions is not due upon the issuance of the New Shares (primary market transactions). The applicable rate amounts to 0.35% of the consideration paid, but with a cap of EUR 1,600 (USD 1,736) per transaction and per party. Such tax is separately due by each party to the transaction, and each of those is collected by the professional intermediary.

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

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 2 January 2025 has been filed as Exhibit 1.1 to this Form 20-F, and is also available on our website under https://www.ab-inbev.com/investors/corporate-governance.

In accordance with Belgian law, we must prepare audited annual statutory and consolidated financial statements. The audited annual statutory and consolidated financial statements and the reports of our Board and statutory auditor relating thereto are filed with the Belgian National Bank, where they are available to the public. Furthermore, as a listed company, we publish an annual announcement preceding the publication of our annual financial report (which includes the audited annual financial statements, the report of our Board and the statutory auditor’s report). In addition, we publish interim management statements. Copies of these documents are available on our website under https://www.ab-inbev.com/investors.

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

Some of our risk management strategies include the use of derivatives. The main derivative instruments used are foreign exchange forwards, currency options, currency futures, interest rate swaps, cross currency interest rate swaps, commodity swaps, commodity futures and equity swaps. We do not, as a matter of policy, make use of derivative financial instruments in the context of speculative trading.

Financial markets experienced significant volatility over the past years, which we have addressed and are continuing to address through our existing risk management policies.

Please refer to note 27 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

Foreign Currency Risk

We are exposed to foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of our subsidiary engaged in the relevant transaction. To manage this risk, we primarily make use of foreign exchange forwards, currency options, currency futures and cross-currency interest rate swaps.

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

As of 31 December 2024, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2025 for the most important currency pairs such as USD/Brazilian real, USD/Mexican peso and USD/Colombian peso. Some exposures in certain countries had been either mostly or partially covered due to the fact that hedging can be limited in such countries as the local foreign exchange market prevents us from hedging at a reasonable cost. Open positions can also be the result of our risk management policy.

We use a sensitivity analysis to estimate the impact in our consolidated income statement and other comprehensive income of a strengthening or a weakening of the U.S. dollar against the other group currencies. In case the open positions remain unchanged and with all other variables held constant, a 10% strengthening or weakening of the closing rate of the U.S. dollar against other currencies could lead to an estimated decrease/increase of the consolidated profit before tax of approximately USD 169 million over the next 12 months. Applying a similar sensitivity on the total derivatives positions could lead to a negative/positive pre-tax impact on equity reserves of USD 446 million. The results of the sensitivity analysis should not be considered as projections of likely future events, as the gains or losses from exchange rates in the future may differ due to developments in the global financial markets.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 27 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 for details of the above sensitivity analysis, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2024, after certain hedging and fair value adjustments, USD 2.0 billion, or 2.7%, of our interest-bearing financial liabilities (which include bonds, loans, lease liabilities and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed a sensitivity analysis in relation to our exposure to interest rates for the floating rate debt after hedging, assuming the amount of liability outstanding at reporting date was outstanding for the whole year (see note 27 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024). The company estimates that an increase or decrease of 100 basis points represents a reasonably possible change in applicable interest rates. Accordingly, if interest rates had been higher/lower by 100 basis points, with all other variables held constant, the interest expense would have been USD 20 million higher/lower. This impact would have been more than offset by USD 105 million higher/lower interest income on interest-bearing financial assets. Additionally, the pre-tax impact on equity reserves from the market value of hedging instruments would not have been significant.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 27 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 for details of the above sensitivity analysis, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

Commodity Price Risk

We have significant exposures to various commodities, including, but not limited to, aluminum, energy, corn, wheat, plastic, rice and sugar. The commodity markets have experienced and are expected to continue to experience price fluctuations. We therefore use both fixed-price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility.

As of 31 December 2024, we had the following commodity derivatives outstanding, by maturity:

	Notional				Fair Value
	<1 year	1-5 years	>5 years	Total
Commodities
Aluminum swaps	1,841	—	—	1,841	47
Other commodity derivatives	630	26	—	656	(10)

Note:

(1)	These hedges are designated in a cash flow hedge accounting relationship in accordance with IFRS 9.

See note 27 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 for a fuller quantitative and qualitative discussion on the commodity risks that we are subject to, and our policies with respect to managing those risks.

Equity Price Risk

We enter into equity swap derivatives to hedge the price risk on our shares in connection with our share-based payment programs. Furthermore, we hedge our exposure arising from shares issued in connection with the Modelo and SAB combinations (see also notes 11 and 27 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024). These derivative instruments do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss account..

As of 31 December 2024, an exposure for an equivalent of 100.5 million of our shares was hedged, resulting in a total loss of USD 1,211 million recognized in the profit or loss account for the period in exceptional net finance income/(cost).

The sensitivity analysis on the equity swap derivatives, calculated based on a 19% reasonably possible volatility of our share price, and with all the other variables held constant, would show USD 960 million positive/negative impact on our 2024 profit before tax. The sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2024.

Other Risks

See note 27 to our audited consolidated financial statements as of 31 December 2024 and 2023, and for the three years ended 31 December 2024 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

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

Fees and Expenses Payable by Holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:
No more than $5.00 per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

No more than the greater of (a) $0.02 per ADS and (b) 10% of the dividend or cash distribution amount per ADS	Any dividend or cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities by the depositary to ADS holders

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Telex or facsimile charges provided for in the Deposit Agreement	Expenses for depositary services

Any unavoidable charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Fees Payable by the Depositary

For the year ended 31 December 2024, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties, in connection with the ADS program for a total sum of USD 12,626,554.75.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses(1)	12,626,554.75

Total	12,626,554.75

Note:

(1)	This includes both direct payments to AB InBev as well as The Bank of New York Mellon invoices that have been offset with revenue sharing balance.

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2024.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Standard out-of-pocket maintenance costs	128,414.88

Total	128,414.88

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2024. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2024, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2024 was effective.

The effectiveness of internal control over financial reporting as of 31 December 2024 has been audited by PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL, our independent registered public accounting firm, as represented by Peter D’hondt. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

Changes in Internal Control over Financial Reporting

During the period covered by this Form 20-F, there were no changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that M. Michele Burns and Aradhana Sarin are “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act and independent directors under Rule 10A-3 under the Exchange Act.

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

PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL acted as our independent auditor for the fiscal years ended 31 December 2024 and 31 December 2023. The table below sets forth the total amount billed to us by PwC for services performed in 2024 and 2023, respectively, and breaks down these amounts by category of service:

	2024	2023
	(USD thousand)
Audit Fees	20,265	18,649
Audit-Related Fees	433	495
Tax Fees	9,371	6,329
Total	30,069	25,473

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

Tax Fees

In 2024 and 2023, the majority of our tax fees related to advisory services.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

The advance approval of the Chair of the Audit Committee is required for all audit and non-audit services provided by our auditors and was obtained for all such services provided in 2023 and 2024.

Our auditors and management report, on a quarterly basis, to the Audit Committee regarding the extent of the services provided and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

On 31 October 2023, pursuant to the powers granted at the shareholders’ meeting on 28 April 2021, our Board of Directors approved a share buyback program pursuant to which we could repurchase up to USD 1 billion of our outstanding ordinary shares. The program was completed on 8 March 2024.

On 31 October 2024, pursuant to the powers granted at the shareholder’s meeting on 28 April 2021, our Board of Directors approved a share buyback program pursuant to which we may repurchase up to USD 2 billion of our outstanding ordinary shares. This authorization is valid for a period of 12 months through 31 October 2025. The precise timing of the repurchase of shares pursuant to the program will depend on a variety of factors including market conditions. Our current intention is to hold the shares acquired as treasury shares to fulfil future share delivery commitments under the stock ownership plans.

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans.” The following table sets forth certain information related to purchases made by the AB InBev Group of our shares:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum approximate dollar value of shares that may yet be purchased under the plans or programs
	(number of shares)	(EUR)	(number of shares)	(USD million)
1 January 2024 – 31 January 2024(2)	5,948,954	58.4264	5,948,954	239,494,210
1 February 2024 – 28 February 2024(2)	2,283,895	57.9543	2,283,895	96,604,564
1 March 2024 – 31 March 2024(3)	4,933,594	55.0655	1,598,177	46
1 April 2024 – 30 April 2024	—	—	—	—
1 May 2024 – 31 May 2024	—	—	—	—
1 June 2024 – 30 June 2024	—	—	—	—
1 July 2024 – 31 July 2024	—	—	—	—
1 August 2024 – 31 August 2024	—	—	—	—
1 September 2024 – 30 September 2024	—	—	—	—
1 October 2024 – 31 October 2024	—	—	—	—
1 November 2024 – 30 November 2024(4)	1,728,727	52.6821	1,728,727	1,903,978,607
1 December 2024 – 31 December 2024(4)	60,963	50.6382	60,963	1,900,732,551

Total	14,956,133	56.5499	11,620,716	1,900,732,551

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

(2)

All shares repurchased during the period were repurchased in open-market transactions as part of the 12-month USD 1 billion share buyback program publicly announced on 31 October 2023, completed on 8 March 2024.

(3)

Of the shares repurchased in March 2024, 3,335,417 shares were repurchased directly from Altria on 19 March 2024 at a price per share of USD 59.9625 (EUR 54.76575), in connection with the completion of a secondary underwritten global offering by Altria of a total of 35,000,000 of our ordinary shares. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Significant Shareholders.”

(4)

All shares repurchased during the period were repurchased in open-market transactions as part of the 12-month share buyback program publicly announced on 31 October 2024, pursuant to which we may repurchase up to USD 2 billion of our outstanding ordinary shares.

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

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need to be independent. As of 31 December 2024, our Board of Directors comprised four independent directors and eleven directors deemed not to be “independent” under the NYSE listing standards as a result of Belgian law independence determinations, none of which serve as part of our management. Of these eleven directors, eight are considered non-independent solely because they serve as directors of our controlling shareholder, the Stichting, and three are considered non-independent because of their relationships with Altria and BEVCO, the two largest holders of Restricted Shares.

The NYSE rules further require that the audit, nominating and compensation committees of a listed U.S. company be composed entirely of independent directors, including that there be a minimum of three members on the audit committee. The Code recommends that a majority of the members of the Nomination Committee meet the technical requirements for independence under Belgian corporate law. The Belgian Companies Code requires that at least one member of the Audit Committee meet the technical requirements for independence under Belgian corporate law, but our Corporate Governance Charter requires the majority of the members of the Audit Committee to meet such requirements. The Belgian Companies Code also requires that a majority of the members of the Remuneration Committee meet the technical requirements for independence under Belgian corporate law. As of 1 January 2025, all four voting members of our Audit Committee are independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934. However, one of the four directors on our Audit Committee, five of the six directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As the Audit Committee, Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

We consider that the terms of reference of our board committees are generally responsive to the relevant NYSE rules, but may not address all aspects of these rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. Our insider trading policies and procedures are set out in our Code of Dealing and our Code of Business Conduct, which have been filed as Exhibits 11.1 and 11.2, respectively, to this Form 20-F.

ITEM 16K.	CYBERSECURITY
Cybersecurity Risk Management and Strategy
Our processes for assessing, identifying and managing material risks from cybersecurity threats are integrated into our risk management system. We use a variety of tools and processes to collect relevant data and identify, monitor, assess and manage material cybersecurity risks. We invest in cybersecurity defense solutions, including (but not limited to) prevention, detection and response tools and processes. We also have a dedicated global security operations center team, including specially trained personnel (the “
Security Operations Team
”) led by our Global Security Operations Center Director, that is responsible for front-line cybersecurity risk detection and management with the assistance of our critical infrastructure management team. The Security Operations Team engages in ongoing monitoring and testing of our systems and defenses with respect to cybersecurity threats.
We engage independent third parties on a periodic basis to assess our cybersecurity capabilities under the National Institute of Standards and Technology (“
NIST
”) framework. The results of these assessments are shared with the Board of Directors, including the Audit Committee. We also engage third parties to conduct periodic penetration testing, and to provide technical assistance if needed in connection with our response to a cybersecurity incident.
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
Cybersecurity is also an important part of our third-party risk management program. Through this program, the company seeks to identify, assess and manage risks, including cybersecurity risks, associated with our external service providers. We take a risk-based approach to conducting due diligence in the vendor onboarding process, and we may seek to leverage the use of contractual terms to further mitigate risk. We also assess aspects of our vendors’ cybersecurity posture in certain circumstances.
To date, we have not identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company or our business strategy, results of operations or financial condition. See “Risk Factors—Cybersecurity incidents and other disruptions to our information and operational technology systems, or in our supply chain, could damage our reputation and we could experience a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny” for further information about data protection and cybersecurity risks.
Cybersecurity Governance
Our management plays an active role in assessing and managing material risks from cybersecurity threats. Our Global Director of Cybersecurity and our Global Vice President of Technology Operations and Data lead efforts to identify, analyze and manage cybersecurity threats and incidents, leveraging their experience and qualifications. Our Global Director of Cybersecurity has over 25 years of experience in cybersecurity in the military and private sectors. During his tenure in the U.S. Air Force, he served tours of duty at the U.S. Cyber Command and the National Security Agency in intelligence and investigations roles. He later worked as a senior counterintelligence official at the Office of the Director of National Intelligence. In the private sector, he helped build the cyber threat intelligence capabilities of Fortune 100 companies. He joined the company in 2017 and was promoted to his current role in 2020. He holds an Associate of Applied Science degree in Communications Technology, a Bachelor of Arts degree in Russian, and a Master of Arts degree in National Security Affairs from the U.S. Naval Postgraduate School. Our Global Vice President of Technology Operations and Data has over 35 years of experience in information technology and cybersecurity. He joined the company in 2005 and was promoted to his current role in 2021, which merges Technology and Data into one role focusing on the core digital capabilities that support our business transformations. He holds a Bachelor of Science degree in Chemical Engineering, a Postgraduate Degree in Marketing and a Master of Business Administration Degree from the Business School São Paulo, among other degrees.
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

ITEM 19.	EXHIBITS

1.1*	Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 2 January 2025 (English-language translation) (incorporated by reference to Exhibit 99.1 to Form 6-K filed by AB InBev on 12 March 2025).

2.1*	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by AB InBev on 3 December 2009).

2.2*	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by AB InBev on 3 December 2009).

2.3*	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by AB InBev on 13 April 2011).

2.4*	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by AB InBev on 7 October 2011).

2.5*	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by AB InBev on 21 December 2012).

2.6*	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.5 to Form 20-F filed by AB InBev on 25 March 2013).

2.7*	Indenture, dated as of 25 January 2016, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.7 to Form 20-F filed by AB InBev on 14 March 2016).

2.8*	Indenture, dated as of 16 December 2016, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser- Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.8 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 22 March 2017).

2.9*	Indenture, dated as of 15 May 2017, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 15 May 2017).

2.10*	Indenture, dated as of 4 April 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 4 April 2018).

2.11*	Amended and Restated Deposit Agreement, by and among Anheuser-Busch InBev SA/NV and The Bank of New York Mellon, as Depositary and Owners and Holders of American Depositary Shares, dated as of 23 March 2018 (incorporated by reference to Exhibit 4.2 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 14 September 2018).

2.12*	Indenture, dated as of 13 November 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser Busch Companies, LLC, Anheuser- Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A. and Cobrew NV/SA and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 14 November 2018).

2.13*	Seventh Supplemental Indenture, dated as of 23 January 2019, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 23 January 2019).

2.14*	Thirteenth Supplemental Indenture, dated as of 3 April 2020, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 3 April 2020).

2.15	Description of Securities registered under Section 12 of the Exchange Act.

2.16*	Seventeenth Supplemental Indenture, dated as of 21 March 2024, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 21 March 2024).

3.1*	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL (now Fonds Baillet Latour SC) and Fonds Voorzitter Verhelst SPRL (now Fonds Voorzitter Verhelst SC), effective 1 November 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by AB InBev on 9 March 2016).

3.2*	Amended and Restated Shareholders’ Agreement, dated 27 April 2023, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.2 to Schedule 13D filed by AB InBev on 27 April 2023).

3.3*	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated 8 October 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser-Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on 2 November 2016).

4.1*	Amendment and Restatement Agreement dated 28 August 2015, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.4 to Form 20-F filed by AB InBev on 14 March 2016).

4.2*	Letter of Amendment dated 26 October 2017, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.5 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 19 March 2018).

4.3*	Amendment and Restatement Agreement dated 16 February 2021, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.3 to Form 20-F filed by AB InBev on 19 March 2021).††

4.4*	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by AB InBev on 4 February 2011).

4.5*	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by AB InBev on 4 February 2011).

4.6*	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.7*	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.8*	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.9*	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-169272) filed on 8 September 2010).

4.10*	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.11*	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.12*	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.13*	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.14*	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.15*	2020 Dream Incentive Plan (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.16*	Final Judgment of the United States District Court for the District of Columbia, entered into on 21 October 2013, outlining the Grupo Modelo settlement (incorporated by reference to Exhibit 4.18 to Form 20-F filed by AB InBev on 25 March 2014).

4.17*	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 99.5 to AB InBev’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.18*	Information Rights Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 4.26 to Form 20-F filed by AB InBev on 22 March 2017).

4.19*	Registration Rights Agreement, dated as of 10 October 2016, among Anheuser-Busch InBev SA/NV and the Holders as defined therein (incorporated by reference to Exhibit 4.27 to Form 20-F filed by AB InBev on 22 March 2016).

4.20*	Modified Judgment of the United States District Court for the District of Columbia, dated as of 22 October 2018, relating to the combination with SAB (incorporated by reference to Exhibit 4.28 to Form 20-F filed by AB InBev on 22 March 2019).

4.21*	Gap Long-Term Incentive Plan for SABMiller Employees (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-221808) filed on 29 November 2017).

4.22*	Five-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.23*	Ten-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.24*	Restricted Stock Units Plan for Directors (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-231556) filed on 17 May 2019).

4.25*	Base Restricted Stock Units Plan Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-250930) filed on 24 November 2020).

4.26*	Base Restricted Stock Units Plan Relating to American Depositary Shares of AB InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-250930) filed on 24 November 2020).

4.27*	Base Performance Stock Units Plan Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-268582) filed on 29 November 2022).

4.28*	Base Share-Based Compensation Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-268582) filed on 29 November 2022).

4.29*	Base Share-Based Compensation Relating to American Depositary Shares of AB InBev (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-268582) filed on 29 November 2022).

8.1	List of significant subsidiaries (included in note 34 to our audited consolidated financial statements included in this Form 20-F).

11.1*	Anheuser-Busch InBev Code of Dealing, dated as of October 2023 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by AB InBev on 11 March 2024).

11.2	Anheuser-Busch InBev Code of Business Conduct, dated as of February 2025.

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL

17	List of Guarantor Subsidiaries.

97*	Anheuser-Busch InBev SA/NV Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation from Executive Officers, dated as of 11 October 2023 (incorporated by reference to Exhibit 97 to Form 20-F filed by AB InBev on 11 March 2024).

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema.

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase.

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase.

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase.

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Note:

*	Previously filed.
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

Anheuser-Busch InBev SA/NV (Registrant)

Date: 12 March 2025	By:	/s/ John Blood
	Name:	John Blood
	Title:	Chief Legal and Corporate Affairs Officer and Corporate Secretary

Consolidated financial statements

To the Shareholders and the Board of Directors of Anheuser-Busch InBev SA/NV
Report of Independent Registered Public Accounting Firm
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Anheuser-Busch InBev SA/NV and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated income statements, the consolidated statements of comprehensive income/(loss), the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control—Integrated Framework
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
Impairment of goodwill and intangible assets with indefinite useful life
As described in Notes 4, 14 and 15 to the consolidated financial statements, the Company has recorded goodwill and intangible assets with indefinite useful life for an amount of USD 110 479 million and USD 36 948 million, respectively, as of December 31, 2024. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount.
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
Diegem, Belgium, March 12, 2025
PwC Bedrijfsrevisoren BV / Reviseurs d’Entreprises SRL
Represented by
/s/ Peter D’hondt
Statutory Auditor
We have served as the Company’s auditor since 2019.

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per share in US dollar	Notes	2024	2023	2022¹

Revenue		59 768	59 380	57 786
Cost of sales		(26 744)	(27 396)	(26 305)
Gross profit		33 024	31 984	31 481

Distribution expenses		(6 201)	(6 277)	(6 389)
Sales and marketing expenses		(7 156)	(7 158)	(6 752)
Administrative expenses		(4 983)	(4 738)	(4 414)
Other operating income/(expenses)	7	779	778	841
Exceptional costs above profit from operations	8	25	(624)	(251)
Profit from operations		15 487	13 966	14 517

Finance expense	11	(6 376)	(6 133)	(5 814)
Finance income	11	1 024	1 031	1 665
Net finance income/(expense)		(5 353)	(5 102)	(4 148)

Share of results of associates	16	329	295	299
Exceptional share of results of associates	8/16	104	(35)	(1 143)
Profit before tax		10 568	9 124	9 524

Income tax expense	12	(3 152)	(2 234)	(1 928)
Profit of the period		7 416	6 891	7 597

Profit of the period attributable to:
Equity holders of AB InBev		5 855	5 341	5 969
Non-controlling interest		1 561	1 550	1 628

Basic earnings per share	21	2.92	2.65	2.97
Diluted earnings per share	21	2.86	2.60	2.91
The accompanying notes are an integral part of these consolidated financial statements.

1
As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the exceptional net finance income/(expense). The 2022 presentation were amended to conform to the 2023 and 2024 presentation.

F-
6

Consolidated statement of comprehensive income/(loss)

For the year ended 31 December Million US dollar	Notes	2024	2023	2022

Profit of the period		7 416	6 891	7 597

Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	21	141	(136)	519
		141	(136)	519
Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	21	(10 212)	4 171	(1 298)
Effective portion of changes in fair value of net investment hedges		935	(242)	(173)
Cash flow hedges recognized in equity		705	(400)	183
Cash flow hedges reclassified from equity to profit or loss		(380)	483	(546)
		(8 953)	4 012	(1 834)

Other comprehensive income/(loss), net of tax		(8 812)	3 876	(1 315)

Total comprehensive income/(loss)		(1 396)	10 767	6 283

Attributable to:
Equity holders of AB InBev		(2 191)	9 739	4 994
Non-controlling interest		795	1 028	1 289
The accompanying notes are an integral part of these consolidated financial statements.

F-
7

Consolidated statement of financial position

Million US dollar	Notes	31 December 2024	31 December 2023

ASSETS
Non-current assets
Property, plant and equipment	13	23 503	26 818
Goodwill	14	110 479	117 043
Intangible assets	15	40 034	41 286
Investments in associates	16	4 612	4 872
Investment securities	20	168	178
Deferred tax assets	17	2 493	2 935
Pensions and similar obligations	23	42	12
Income tax receivables		470	844
Derivatives	27	261	44
Trade and other receivables	19	1 577	1 941
Total non-current assets		183 637	195 973

Current assets
Investment securities	20	221	67
Inventories	18	5 020	5 583
Income tax receivables		727	822
Derivatives	27	554	505
Trade and other receivables	19	5 270	6 024
Cash and cash equivalents	20	11 174	10 332
Assets classified as held for sale		33	34
Total current assets		22 999	23 367

Total assets		206 637	219 340

EQUITY AND LIABILITIES
Equity
Issued capital	21	1 736	1 736
Share premium		17 620	17 620
Reserves		12 304	20 276
Retained earnings		46 577	42 215
Equity attributable to equity holders of AB InBev		78 237	81 848

Non-controlling interests	30	10 463	10 828
Total equity		88 700	92 676

Non-current liabilities
Interest-bearing loans and borrowings	22	70 720	74 163
Pensions and similar obligations	23	1 296	1 673
Deferred tax liabilities	17	11 321	11 874
Income tax payables		284	589
Derivatives	27	68	151
Trade and other payables	26	797	738
Provisions	25	385	320
Total non-current liabilities		84 871	89 508

Current liabilities
Bank overdrafts	20	-	17
Interest-bearing loans and borrowings	22	1 449	3 987
Income tax payables		1 805	1 583
Derivatives	27	5 817	5 318
Trade and other payables	26	23 804	25 981
Provisions	25	191	269
Total current liabilities		33 066	37 156

Total equity and liabilities		206 637	219 340
The accompanying notes are an integral part of these consolidated financial statements.

F-
8

Consolidated statement of changes in equity

		Attributable to equity holders of AB InBev

Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2022		1 736	17 620	(3 994)	54 001	(34 577)	33 882	68 669	10 671	79 340
Profit of the period		-	-	-	-	-	5 969	5 969	1 628	7 597
Other comprehensive income/(loss)	21	-	-	-	-	(976)	-	(976)	(339)	(1 315)
Total comprehensive income/(loss)		-	-	-	-	(976)	5 969	4 994	1 289	6 283
Dividends		-	-	-	-	-	(1 198)	(1 198)	(1 355)	(2 553)
Treasury shares		-	-	289	-	-	(193)	95	-	95
Share-based payments	24	-	-	-	477	-	-	477	20	497
Hyperinflation monetary adjustments		-	-	-	-	-	380	380	236	616
Scope and other changes		-	-	-	-	-	(18)	(18)	19	1
As per 31 December 2022		1 736	17 620	(3 706)	54 477	(35 553)	38 823	73 398	10 880	84 278

		Attributable to equity holders of AB InBev

Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2023		1 736	17 620	(3 706)	54 477	(35 553)	38 823	73 398	10 880	84 278
Profit of the period		-	-	-	-	-	5 341	5 341	1 550	6 891
Other comprehensive income/(loss)	21	-	-	-	-	4 398	-	4 398	(522)	3 876
Total comprehensive income/(loss)		-	-	-	-	4 398	5 341	9 739	1 028	10 767
Dividends		-	-	-	-	-	(1 582)	(1 582)	(1 371)	(2 952)
Treasury shares		-	-	240	-	-	(477)	(237)	-	(237)
Share-based payments	24	-	-	-	418	-	-	418	19	438
Hyperinflation monetary adjustments		-	-	-	-	-	417	417	258	675
Scope and other changes		-	-	-	-	-	(306)	(306)	15	(291)
As per 31 December 2023		1 736	17 620	(3 465)	54 896	(31 155)	42 215	81 848	10 828	92 676

		Attributable to equity holders of AB InBev

Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2024		1 736	17 620	(3 465)	54 896	(31 155)	42 215	81 848	10 828	92 676
Profit of the period		-	-	-	-	-	5 855	5 855	1 561	7 416
Other comprehensive income/(loss)	21	-	-	-	-	(8 046)	-	(8 046)	(766)	(8 812)
Total comprehensive income/(loss)		-	-	-	-	(8 046)	5 855	(2 191)	795	(1 396)
Dividends		-	-	-	-	-	(1 764)	(1 764)	(1 414)	(3 178)
Treasury shares		-	-	(421)	-	-	(370)	(791)	-	(791)
Share-based payments	24	-	-	-	495	-	-	495	20	515
Hyperinflation monetary adjustments		-	-	-	-	-	642	642	398	1 040
Scope and other changes		-	-	-	-	-	(1)	(1)	(165)	(166)
As per 31 December 2024		1 736	17 620	(3 886)	55 391	(39 201)	46 577	78 237	10 463	88 700
The accompanying notes are an integral part of these consolidated financial statements

F-
9

Consolidated statement of cash flows

For the year ended 31 December Million US dollar	Notes	2024	2023¹	2022¹

OPERATING ACTIVITIES
Profit of the period		7 416	6 891	7 597
Depreciation, amortization and impairment	10	5 544	5 411	5 078
Net finance (income)/expense	11	5 353	5 102	4 148
Equity-settled share-based payment expense	24	644	570	448
Income tax expense	12	3 152	2 234	1 928
Other non-cash items		(269)	1 125	(102)
Share of result of associates	16	(433)	(260)	844
Cash flow from operating activities before changes in working capital and use of provisions		21 406	21 072	19 941
Decrease/(increase) in trade and other receivables		341	(1 147)	(48)
Decrease/(increase) in inventories		(149)	717	(1 547)
Increase/(decrease) in trade and other payables		(215)	(1 110)	1 249
Pension contributions and use of provisions		(374)	(419)	(351)
Cash generated from operations		21 009	19 113	19 244
Interest paid		(3 649)	(3 877)	(4 133)
Interest received		594	598	611
Dividends received		234	127	158
Income tax paid		(3 134)	(2 696)	(2 582)
Cash flow from/(used in) operating activities		15 055	13 265	13 298

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(3 863)	(4 638)	(5 160)
Proceeds from sale of property, plant and equipment and of intangible assets		128	156	322
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	6	(46)	9	(70)
Proceeds from sale/(acquisition) of other assets		523	83	571
Cash flow from/(used in) investing activities		(3 259)	(4 390)	(4 337)

FINANCING ACTIVITIES
Proceeds from borrowings	22	5 465	202	91
Repayments of borrowings	22	(9 295)	(3 098)	(7 265)
Dividends paid		(2 672)	(3 013)	(2 442)
Share buyback	21	(937)	(362)	-
Payment of lease liabilities		(787)	(780)	(610)
Derivative financial instruments		(431)	(841)	61
Sale/(acquisition) of non-controlling interests	21	(435)	(22)	(20)
Other financing cash flows		(763)	(646)	(719)
Cash flow from/(used in) financing activities		(9 854)	(8 560)	(10 904)

Net increase/(decrease) in cash and cash equivalents		1 942	315	(1 942)
Cash and cash equivalents less bank overdrafts at beginning of year		10 314	9 890	12 043
Effect of exchange rate fluctuations		(1 082)	109	(211)
Cash and cash equivalents less bank overdrafts at end of period	20	11 174	10 314	9 890
The accompanying notes are an integral part of these consolidated financial statements.

1
Amended to conform to the 2024 presentation.

F-
10

Notes to the consolidated financial statements

Note
Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Other operating income/(expenses)	7
Exceptional items	8
Payroll and related benefits	9
Additional information on operating expenses by nature	10
Finance expense and income	11
Income taxes	12
Property, plant and equipment	13
Goodwill	14
Intangible assets	15
Investments in associates	16
Deferred tax assets and liabilities	17
Inventories	18
Trade and other receivables	19
Cash and cash equivalents and investment securities	20
Changes in equity and earnings per share	21
Interest-bearing loans and borrowings	22
Pensions and similar obligations	23
Share-based payments	24
Provisions	25
Trade and other payables	26
Risks arising from financial instruments	27
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	28
Contingencies	29
Non-controlling interests	30
Related parties	31
Supplemental guarantor financial information	32
Events after the reporting date	33
AB InBev companies	34

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
®
, Corona
®
, Stella Artois
®
and Michelob Ultra
®
; multi-country brands Beck’s
®
, Hoegaarden
®
and Leffe
®
; and local champions such as Aguila
®
, Antarctica
®
, Bud Light
®
, Brahma
®
, Cass
®
, Castle
®
, Castle Lite
®
, Cristal
®
, Harbin
®
, Jupiler
®
, Modelo Especial
®
, Quilmes
®
, Victoria
®
, Sedrin
®
and Skol
®
. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144 000 employees based in nearly 50 countries worldwide. For 2024, AB InBev’s reported revenue was 59.8 billion US dollar (excluding joint ventures and associates).
The consolidated financial statements of the company for the year ended 31 December 2024 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.
The consolidated financial statements were authorized for issue by the Board of Directors on 11 March 2025.
2. Statement of compliance
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board (IASB) and in conformity with IFRS Accounting Standards as adopted by the European Union (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2024 and did not apply any European carve-outs from IFRS.
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
12

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
A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 3
4
AB
 InBev companies
.
(D) SUMMARY OF CHANGES IN ACCOUNTING POLICIES
A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2024 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.
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
Financial Reporting in hyperinflationary economies
In May 2018, the Argentine peso underwent a severe devaluation, causing Argentina´s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as of 2018, as prescribed by IAS 29
Financial Reporting in Hyperinflationary Economies
.

F-
13

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
The 2024 results, restated for purchasing power, were translated at the December 2024 closing rate of 1 032.79 Argentine pesos per US dollar (2023 results - at 808.74 Argentine pesos per US dollar).
Exchange rates
The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate

1 US dollar equals:	31 December 2024	31 December 2023	31 December 2022	31 December 2024	31 December 2023	31 December 2022

Argentine peso	1 032.79	808.74	177.13	-	-	-
Brazilian real	6.19	4.84	5.22	5.36	5.01	5.16
Canadian dollar	1.44	1.33	1.35	1.37	1.35	1.30
Chinese yuan	7.30	7.10	6.90	7.18	7.06	6.66
Colombian peso	4 415.40	3 818.47	4 807.99	4 077.77	4 284.95	4 211.36
Euro	0.96	0.90	0.94	0.92	0.93	0.95
Mexican peso	20.27	16.89	19.36	18.16	17.73	20.12
Peruvian nuevo sol	3.77	3.71	3.82	3.76	3.75	3.85
Pound sterling	0.80	0.79	0.83	0.78	0.80	0.81
South African rand	18.88	18.41	16.97	18.24	18.41	16.39
South Korean won	1 474.05	1 296.53	1 260.16	1 355.26	1 309.12	1 286.17
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

F-
14

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

F-1
5

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
The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings – other real estate properties	20 - 50 years
Production plant and equipment:
Production equipment	10 - 15 years
Storage, packaging and handling equipment	5 - 7 years
Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years
Point of sale furniture and equipment	5 years
Cars	5 - 10 years
Trucks	10 - 15 years
Information processing equipment (hardware)	3 - 10 years
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

F-1
6

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

F-1
7

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

F-1
8

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

9

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

F-
20

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
The company has long-term loan agreements with foreign subsidiaries, denominated in foreign currency, the settlement of which is neither planned nor likely to occur in the foreseeable future. In accordance with IAS 21
The Effects of Changes in Foreign Exchange Rates
, the exchange differences on retranslation of these loans are recognized in other comprehensive income in the consolidated financial statements. If the loan becomes planned or likely to be settled in the foreseeable future, the related foreign currency differences are recognized in profit or loss. In the event of partial settlement, only the foreign currency differences corresponding to the settled portion are reclassified to the profit or loss of the period in exceptional finance income/(expense).
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
The company presents income tax provisions in income tax liabilities. Assets and liabilities for uncertain tax treatments are presented as income tax assets/liabilities or deferred tax assets/liabilities.

F-
21

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
Tax credits
From 2020 to 2024, Ambev, our subsidiary in Brazil, recognized tax credits in other operating income after a favorable judicial decision by the Brazilian Supreme Court, which recognized the right to exclude the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenue (PIS and COFINS). The tax credits are reported in other operating income when the conditions in IAS 37 are met and the related interest in finance income.

F-
22

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
The interest expense component of lease payments, the unwind of discounts on payables and the interest on provisions are recognized in the income statement as accretion expense using the effective interest rate method. Net interest on pension obligations is determined using the appropriate discount rate and is recognized in the income statement as accretion expense (refer to accounting policy R).
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
23

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
24

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
The results of Global Export and Holding Companies, which includes the company’s global headquarters, some non-beverage
related businesses and the export businesses in countries in which AB InBev has no operations are reported separately. The company’s five geographic regions plus the Global Export and Holding Companies comprise the company’s six reportable segments for financial reporting purposes.
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
Mark-to-market
adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB are reported in exceptional finance income/(expense).
The impact of income tax on the exceptional items is calculated country-by-country
and is included in exceptional taxes (Refer to Note 8
Exceptional items
).
(BB) DISCONTINUED OPERATIONS AND
NON-CURRENT
ASSETS HELD FOR SALE

F-2
5

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
(CC)  RECENTLY ISSUED IFRS
To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing these consolidated financial statements for the year ended 31 December 2024.
A number of amendments to standards are effective for annual periods beginning after 1 January 2025 and have not been discussed either because of their non-applicability
or immateriality to AB InBev’s consolidated financial statements.

F-2
6

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

F-2
7

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
All figures in the tables below are stated in million US dollar, except volume (million hls).

	North America			Middle Americas			South America			EMEA			Asia Pacific

	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022

Volume	86	90	103	150	149	148	161	162	164	94	90	91	84	93	89

Revenue	14 655	15 072	16 566	17 072	16 348	14 180	12 423	12 040	11 599	9 003	8 589	8 120	6 196	6 824	6 532

Profit from operations	4 350	3 607	5 220	6 809	6 201	5 219	3 012	2 838	2 620	1 765	1 461	1 478	1 222	1 451	1 431

Net finance income/(expense)

Share of results of associates

Exceptional share of results of associates

Income tax expense

Profit

Segment assets (non-current)	62 292	62 931	63 379	66 586	74 160	66 262	12 820	14 791	14 297	27 951	29 302	30 918	10 952	11 980	12 397

Gross capex	454	530	695	1 168	1 371	1 319	702	830	1 001	668	906	1 011	379	498	496

FTE¹	16 492	17 950	20 040	45 630	48 069	52 355	34 639	36 267	40 589	19 979	21 011	21 306	21 483	24 992	24 331

	Global Export and Holding companies			AB InBev Worldwide

	2024	2023	2022	2024	2023	2022

Volume	-	-	1	576	585	595

Revenue	418	508	790	59 768	59 380	57 786

Profit from operations	(1 671)	(1 592)	(1 451)	15 487	13 966	14 517

Net finance income/(expense)				(5 353)	(5 102)	(4 148)

Share of results of associates				329	295	299

Exceptional share of results of associates				104	(35)	(1 143)

Income tax expense				(3 152)	(2 234)	(1 928)

Profit				7 416	6 891	7 597

Segment assets (non-current)	3 036	2 808	2 505	183 637	195 973	189 758

Gross capex	492	504	638	3 863	4 638	5 160

FTE¹	5 662	6 251	6 572	143 885	154 540	165 193
For the year ended 31 December 2024, net revenue from the beer business amounted to 52 718m US dollar (2023: 52 645m US dollar; 2022: 51 544m US dollar) while the net revenue from the non-beer
business (soft drinks and other business) accounted for 7 050m US dollar (2023: 6 735m US dollar; 2022: 6 242m US dollar). Additionally, for 2024, net revenue from the company’s business in the United States amounted to
12 792
m US dollar (2023:
13 168
m US dollar; 2022:
14 580
m US dollar) and net revenue from the company’s business in Brazil amounted to
9 063
m US dollar (2023:
9 257
m US dollar; 2022:
8 256
m US dollar).
On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 692m US dollar (2023: 606m US dollar; 2022: 632m US dollar) and non-current
assets located in the country of domicile represented 2 331m US dollar (2023: 2 341m US dollar; 2022: 2 533m US dollar).

1
The 2022 presentation was amended to conform to the 2023 and 2024 presentation.

8

6. Acquisitions and disposals of subsidiaries
The company undertook a series of acquisitions and disposals and/or settled payments related to prior year acquisitions during the year ended 31 December 2024 and 31 December 2023, with no significant impact in the consolidated financial statements.
7. Other operating income/(expenses)

Million US dollar	2024	2023	2022

Brazilian tax credits	49	44	201
Government grants	384	374	311
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	88	73	82
License income	32	31	27
Net rental and other operating income	226	256	220
Other operating income/(expenses)	779	778	841
In 2024, Ambev, a subsidiary of AB InBev, recognized 49m US dollar income in Other operating income related to tax credits (2023: 44m US dollar; 2022: 201m US dollar). Additionally, in 2024, Ambev recognized 142m US dollar (2023: 168m US dollar; 2022: 168m US dollar) of interest income on tax credits in Finance income (refer to Note 11
Finance cost and income
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
The exceptional items included in the income statement are as follows:
1

For the year ended 31 December Million US dollar	2024	2023	2022 1

COVID-19 costs	-	-	(18)
Restructuring	(156)	(142)	(110)
Business and asset disposal (including impairment losses)	183	(385)	(71)
Claims and legal costs	-	(85)	-
AB InBev Efes related costs	(2)	(12)	(51)
Acquisition costs business combinations	-	-	(1)
Impact on profit from operations	25	(624)	(251)

Exceptional net finance income/(expense)	(995)	(69)	829
Exceptional share of results of associates	104	(35)	(1 143)
Exceptional taxes	(205)	84	399
Exceptional non-controlling interest	9	30	13
Net impact on profit	(1 062)	(614)	(153)
The
exceptional restructuring charges for the year ended 31 December 2024 total (156)m US dollar (31 December 2023: (142)m US dollar; 31 December 2022: (110)m US dollar). These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time
expenses provide the company with a
lower cost
base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.
Business and asset disposals (including impairment losses) amount to 183m US dollar for the year ended 31 December 2024 mainly comprising of a gain of 437m US dollar recognized upon the sale of our share in associate Ghost
Beverages

1
As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the exceptional net finance income/(expense). The 2022 presentation was
amended to conform to the 2023 and 2024 presentation.

F-
29

LLC, partially offset by impairment losses of intangible assets and other non-core
assets sold in the period. Business and assets disposals (including impairment losses) amounted to

(385)
m
US dollar for 31 December 2023 (31 December 2022
:

(71)
m
US dollar), mainly comprising of a loss of (300)m US dollar the company recognized upon disposal of a portfolio of eight beer and beverage brands and associated assets in the US to Tilray Brands, Inc.
During the year ended 31 December 2023, the company recorded exceptional claims and legal costs of (85)m US dollar. These charges relate to a customs audit claim in South Korea of (66)m US dollar and legal costs of (19)m US dollar related to the successful outcome of a series of lawsuits regarding Ambev warrants.
The company incurred an exceptional net finance expenses of (995)m US dollar for the year ended 31 December 2024 (31 December 2023: net finance expenses of (69)m US dollar; 31 December 2022: net finance income of 829m US dollar) – see Note 11
Finance expense and income
.
During the year ended 31 December 2024, the company recorded 104m US dollar from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results (31 December 2023: (35)m US dollar; 31 December 2022: (1 143)m US dollar) – see Note 16
Investments in associates
.
All the amounts referenced above are before income taxes. The exceptional taxes amounted to
(205)m US dollar (increase of income taxes) for the year ended 31 December 2024 (31 December 2023: decrease of income taxes by 84m US dollar; 31 December 2022: decrease of income taxes by 399m US dollar
).
The exceptional taxes for the year ended 31 December 2024 include mainly the net impact of (240)m
US dollar exceptional tax expense (
4.5

billion South African rand) following the resolution of South African tax matters (refer to Note 29

Contingencies)
, the income tax on exceptional items and the release of tax provisions
.
Non-controlling
interest on the exceptional items amounts to 9m US dollar for the year ended 31 December 2024 (31 December 2023: 30m
US dollar; 31 December 2022
:
13
m US dollar)
.
9. Payroll and related benefits

Million US dollar	2024	2023	2022

Wages and salaries	(5 285)	(5 164)	(4 900)
Social security contributions	(770)	(804)	(749)
Other personnel cost	(683)	(689)	(687)
Share-based payment expense	(644)	(570)	(448)
Pension expense for defined benefit plans	(150)	(150)	(154)
Pension expense for defined contribution plans	(183)	(166)	(164)
Payroll and related benefits	(7 715)	(7 544)	(7 101)
The number of full-time equivalents can be split as follows:
1

	2024	2023	2022¹

AB InBev SA/NV (parent company)	229	236	241
Other subsidiaries	143 656	154 304	164 952
Total number of FTE	143 885	154 540	165 193
10. Additional information on operating expenses by nature
Depreciation, amortization and impairment charges are included in the following line items of the 2024 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use assets	Impairment of goodwill, tangible and intangible assets

Cost of sales	3 099	82	38	-
Distribution expenses	135	2	336	-
Sales and marketing expenses	271	379	276	-
Administrative expenses	315	421	132	-
Other operating expenses	-	-	-	9
Exceptional items	49	-	-	-
Depreciation, amortization and impairment	3 869	884	782	9
Depreciation, amortization and impairment charges are included in the following line items of the 2023 consolidated income statement:

1
Amended to conform to the 2023 and 2024 presentations.

F-
3
0

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use assets	Impairment of goodwill, tangible and intangible assets

Cost of sales	3 085	74	44	-
Distribution expenses	139	12	351	-
Sales and marketing expenses	291	260	274	-
Administrative expenses	313	375	137	-
Other operating expenses	5	25	-	-
Exceptional items	-	6	-	20
Depreciation, amortization and impairment	3 833	752	806	20
Depreciation, amortization and impairment charges are included in the following line items of the 2022 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use assets	Impairment of goodwill, tangible and intangible assets

Cost of sales	3 008	78	36	-
Distribution expenses	162	13	233	-
Sales and marketing expenses	298	152	236	-
Administrative expenses	299	416	124	-
Other operating expenses	19	-	-	-
Exceptional items	-	-	-	4
Depreciation, amortization and impairment	3 786	659	629	4
11. Finance expense and income
The finance expense and income included in the income statement are as follows:

	2024			2023			2022 1

Million US dollar	Finance expense	Finance income	Net	Finance expense	Finance income	Net	Finance expense	Finance income	Net

Interest income/(expense)	(3 437)	591	(2 846)	(3 696)	565	(3 131)	(3 588)	294	(3 294)
Net interest on net defined benefit liabilities	(89)	-	(89)	(90)	-	(90)	(73)	-	(73)
Accretion expense	(722)	-	(722)	(808)	-	(808)	(782)	-	(782)
Net interest income on Brazilian tax credits	-	142	142	-	168	168	-	168	168
Other financial results	(852)	8	(843)	(1 214)	42	(1 172)	(1 349)	352	(997)
Finance income/(expense) excluding exceptional items	(5 100)	742	(4 358)	(5 808)	775	(5 033)	(5 792)	814	(4 978)
Exceptional finance income/(expense)	(1 277)	282	(995)	(325)	256	(69)	(22)	851	829
Finance income/(expense)	(6 376)	1 024	(5 353)	(6 133)	1 031	(5 102)	(5 814)	1 665	(4 148)
Net finance expenses, excluding exceptional items, were 4 358m US dollar in 2024 compared to 5 033m US dollar in 2023 and 4 978m US dollar in 2022.
1
In 2024, accretion expense includes interest on lease liabilities of 142m US dollar (2023: 156m US dollar, 2022: 130m US dollar), unwind of discounts on payables and deferred consideration on acquisitions of 463m US dollar (2023: 536m US dollar; 2022: 499m US dollar), bond fees of 64m US dollar (2023: 62m US dollar; 2022: 64m US dollar) and interest on provisions of 53m US dollar (2023: 54m US dollar; 2022: 89
m
US dollar).
Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 27
Risks arising from financial instruments
.
In 2024, Ambev, a subsidiary of AB InBev, recognized 142m US dollar interest income on Brazilian tax credits in Finance income (2023: 168m US dollar; 2022: 168m US dollar). Additionally, in 2024 Ambev also recognized 49m US dollar income related to tax credits (2023: 44m US dollar; 2022: 201m US dollar) in Other operating income (refer to Note 7
Other operating
income/(expenses)
).

1
As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the exceptional net finance income/(expense). The 2022 presentation was
amended to conform to the 2023 and 2024 presentation.

F-
3
1

Other financial results include:

	2024			2023			2022 1

Million US dollar	Finance expense	Finance income	Net	Finance expense	Finance income	Net	Finance expense	Finance income	Net

Net foreign exchange gains/(losses)	(147)	-	(147)	(353)	-	(353)	(363)	-	(363)
Net gains/(losses) on hedging instruments	(312)	-	(312)	(613)	-	(613)	(747)	-	(747)
Hyperinflation monetary adjustments	(78)	-	(78)	-	17	17	-	286	286
Other financial income/(expense), including bank fees and taxes	(315)	8	(306)	(248)	25	(223)	(239)	66	(173)
Other financial results	(852)	8	(843)	(1 214)	42	(1 172)	(1 349)	352	(997)
For further information on instruments hedging AB InBev’s foreign exchange risk, see Note 27
Risks arising from financial instruments
.
Exceptional finance income/(expense) includes:

•
(1 211)m US dollar loss resulting from
mark-to-market
adjustments on derivative instruments related to the hedging of share-based
payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (2023: (325)m US dollar loss; 2022: 606m US dollar gain);

•	(66)m US dollar loss resulting from the impairment of financial investments;
•	263m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries (2023: 239m US dollar gain; 2022: 246m US dollar gain); and
•	18m US dollar gain related to the remeasurement of deferred considerations on prior year acquisitions (2023: 17m US dollar gain; 2022: (22)m US dollar loss).
The interest income stems from the following financial assets:

Million US dollar	2024	2023	2022

Cash and cash equivalents	559	537	235
Investments in debt securities held for trading	23	10	39
Other loans and receivables	9	19	21
Total	591	565	294
The interest income on other loans and receivables includes the interest accrued on cash deposited as guarantees for certain legal proceedings pending their resolution. No interest income was recognized on impaired financial assets.

F-
3
2

12. Income taxes
Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2024	2023	2022
Current year	(3 252)	(2 828)	(2 785)
(Underprovided)/overprovided in prior years	(211)	(95)	157
Current tax expense	(3 463)	(2 923)	(2 628)

Origination and reversal of temporary differences	482	855	829
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(171)	(166)	(128)
Deferred tax (expense)/income	311	689	701

Total income tax expense in the income statement	(3 152)	(2 234)	(1 928)
The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2024	2023	2022

Profit/(loss) before tax	10 568	9 124	9 524
Deduct share of results of associates	329	295	299
Deduct exceptional share of results of associates	104	(35)	(1 143)
Profit before tax and before share of results of associates	10 134	8 864	10 369

Adjustments to the tax basis
Government incentives	(376)	(756)	(713)
Non-deductible/(non-taxable) mark-to-market on derivatives	1 211	325	(606)
Other expenses not deductible for tax purposes	1 725	1 632	1 590
Other non-taxable income	(560)	(647)	(576)

Adjusted tax basis	12 133	9 417	10 065

Aggregate weighted nominal tax rate	26.3%	27.4%	26.7%

Tax at aggregated nominal tax rate	(3 196)	(2 583)	(2 691)

Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(171)	(166)	(128)
(Underprovided)/overprovided in prior years	(211)	(95)	157
Deductions from interest on equity	240	781	790
Deductions from goodwill and other tax deductions	736	491	473
Change in tax rate	10	2	48
Withholding taxes	(497)	(559)	(436)
Other tax adjustments	(62)	(105)	(140)

Total tax expense	(3 152)	(2 234)	(1 928)

Effective tax rate	31.1%	25.2%	18.6%
The total income tax expense for 2024 amounts to 3 152m US dollar compared to 2 234m US dollar for 2023 and 1 928m US dollar for 2022. The effective tax rate is 31.1% for 2024 compared to 25.2% for 2023 and 18.6% for 2022.
The 2024 and 2023 effective tax rates were negatively impacted by non-deductible
losses from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the 2022 effective tax rate was positively impacted by non-taxable
gains from these derivatives. Furthermore, the 2024 effective tax rate includes
(205)
m US dollar exceptional tax expense, reflecting mainly the net impact of a (240)m US dollar (4.5 billion South African rand) resolution of South African tax matters, the income tax on exceptional items and the release of tax provisions
. The 2022 effective tax rate included 350m US dollar benefit from a reorganization which resulted in the utilization of current year and carry forward interests for which no deferred tax asset was recognized

(refer to Note 8
Exceptional items
). Changes in legislation in Brazil effective 1 January 2024

F-
3
3

related to deductions from interest on capital and taxation of regional tax incentives which were exempt for corporate income tax until 31 December 2023, negatively impacted the 2024 effective tax rate.
Effective 1 January 2024, the company and its subsidiaries are within the scope of the OECD Pillar Two model rules either based on the adoption of Pillar Two legislation by Belgium, the jurisdiction in which the parent entity is incorporated, or by other jurisdictions where the company operates. The company assessed the impact for 2024 and concluded the impact to be not material.
The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.
Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2024	2023	2022

Re-measurements of post-employment benefits	(48)	(13)	(126)
Exchange differences, cash flow and net investment hedges	10	(41)	(51)
Income tax (losses)/gains	(38)	(54)	(177)
13. Property, plant and equipment
Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	31 December 2024	31 December 2023

Property, plant and equipment owned	21 295	24 092
Property, plant and equipment leased (right-of-use assets)	2 209	2 726
Total property, plant and equipment	23 503	26 818

	31 December 2024				31 December 2023

Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	13 071	39 783	1 669	54 522	52 269
Effect of movements in foreign exchange	(1 015)	(3 240)	(170)	(4 424)	1 039
Acquisitions	25	1 025	1 940	2 989	3 890
Acquisitions through business combinations	11	5	-	16	-
Disposals through sale and derecognition	(210)	(2 051)	(9)	(2 271)	(1 665)
Disposals through the sale of subsidiaries	(2)	(7)	-	(9)	-
Transfer (to)/from other asset categories and other movements¹	446	2 540	(2 263)	724	(1 011)
Balance at end of the period	12 325	38 056	1 166	51 547	54 522

Depreciation and impairment losses
Balance at end of previous year	(5 017)	(25 414)	-	(30 430)	(28 024)
Effect of movements in foreign exchange	335	2 032	-	2 367	(594)
Depreciation	(391)	(3 127)	-	(3 518)	(3 573)
Disposals through sale and derecognition	127	1 992	2	2 121	1 533
Disposals through the sale of subsidiaries	1	4	-	5	-
Impairment losses	(29)	(215)	(2)	(247)	(181)
Transfer to/(from) other asset categories and other movements¹	(44)	(506)	-	(550)	409
Balance at end of the period	(5 018)	(25 235)	-	(30 252)	(30 430)

Carrying amount
at 31 December 2023	8 054	14 370	1 669	24 092	24 092
at 31 December 2024	7 307	12 821	1 166	21 295	-

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
.

F-3
4

As at 31 December 2024 and 31 December 2023 there were no significant restrictions on title on property, plant and equipment.
Contractual commitments to purchase property, plant and equipment amounted to 257m US dollar as at 31 December 2024 compared to 641m US dollar as at 31 December 2023.
AB InBev’s net capital expenditures in the statement of cash flow amounted to 3 735m US dollar in 2024 compared to 4 482m US dollar in 2023. Out of the total 2024 capital expenditures approximately 44% was used to improve the company’s production facilities while 40% was used for logistics and commercial investments and 16% for the purchase of hardware and software and improving administrative capabilities.
Property, plant and equipment leased by the company
(right-of-use
assets) is detailed as follows:

	31 December 2024

Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 443	766	2 209
Depreciation for the year ended 31 December	(433)	(349)	(782)

	31 December 2023

Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 753	973	2 726
Depreciation for the year ended 31 December	(446)	(360)	(806)
Additions to
right-of-use
assets in the year ended 31 December 2024 were 546m US dollar (31 December 2023: 825m US dollar).
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
The company leases out pub real estate for an average outstanding period of
6
to 8 years and part of its own property under operating leases. In 2024, 124m US dollar was recognized as income in the income statement in respect of subleasing of right-of-use
assets (2023: 120m US dollar, 2022: 108m US dollar). As at 31 December 2024, the undiscounted lease payments of the non-cancelable
lease payments are expected to be received as follows: 100m US dollar in the next 12 months, 289m US dollar in the years 2 through 5 and 61m US dollar after 5 years.
The expense related to short-term and
low-value
leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

F-3
5

14. Goodwill

Million US dollar	31 December 2024	31 December 2023

Acquisition cost
Balance at end of previous year	119 302	115 541
Effect of movements in foreign exchange	(7 082)	3 634
Transfers (to)/from other assets categories	(7)	(179)
Hyperinflation monetary adjustments	425	306
Balance at end of the period	112 637	119 302

Impairment losses
Balance at end of previous year	(2 259)	(2 531)
Effect of movements in foreign exchange	101	293
Impairment losses	-	(20)
Balance at end of the period	(2 158)	(2 259)

Carrying amount
Balance at end of the period	110 479	117 043
The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	31 December 2024	31 December 2023

United States	33 387	33 387
Rest of North America	1 864	2 024
Mexico	12 250	14 697
Colombia	13 821	15 982
Rest of Middle Americas	23 205	23 576
Brazil	2 953	3 780
Rest of South America	1 345	1 036
Europe	2 051	2 157
South Africa	8 584	8 801
Rest of Africa	4 547	4 609
China	2 948	3 028
Rest of Asia Pacific	2 998	3 407
Global Export and Holding Companies	526	559
Total carrying amount of goodwill	110 479	117 043
Goodwill, which accounted for approximately 53% of AB InBev total assets as at 31 December 2024, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.
2024 impairment testing
AB InBev completed its annual impairment test for goodwill at cash-generating unit level and concluded that, based on the assumptions described below, no impairment charge was warranted.
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
, in which
fair-value-less-cost-to-sell
and value in use approaches are taken into consideration. This consists in applying a discounted cash flow approach based on acquisition valuation models for the cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for the other cash-generating units. The discounted cash flow approach was applied for the Colombia, Rest of Middle Americas, South Africa, Rest of Africa, Rest of Asia Pacific and the United States cash-generating units.

F-3
6

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

●
In order to calculate the terminal value, the company extrapolated the cash flows after the first
10-year
period using expected annual long-term GDP growth rates based on external sources, or applied a market multiple after the first 5 years of the plan set at 12.5x. The company considered sensitivities on these metrics and corroborated the calculations by market multiples;

●	Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric;

●	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.
For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 6%.
The WACC applied in US dollar nominal terms were as follows:

Cash-generating unit	31 December 2024	31 December 2023

Colombia	10%	10%
Rest of Middle Americas	13%	13%
South Africa	11%	11%
Rest of Africa	13%	14%
Rest of Asia Pacific	8%	7%
United States	7%	7%
Sensitivity to change in key assumptions
During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of Colombia, South Africa and Rest of Africa cash-generating units that show the highest invested capital to EBITDA multiple.
In the sensitivity analysis performed by management during the annual impairment testing in 2024, an adverse change of 1% in WACC or terminal growth rate or an adverse change of 1x in market multiple would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount except for Colombia where an adverse change of 1% in WACC would result in a negative headroom of 0.3 billion US dollar. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a cash generating unit’s carrying amount to exceed its recoverable amount.
Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

F-3
7

15. Intangible assets

	31 December 2024					31 December 2023
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	38 332	2 219	5 379	150	46 080	44 170
Effect of movements in foreign exchange	(1 337)	(166)	(525)	(37)	(2 065)	957
Acquisitions through business combinations	-	-	-	-	-	15
Acquisitions and expenditures	2	337	714	16	1 069	838
Disposals through sale and derecognition	(1)	(134)	(333)	(5)	(473)	(67)
Transfer (to)/from other asset categories and other movements¹	44	25	203	(31)	240	166
Balance at end of period	37 040	2 281	5 438	93	44 852	46 080

Amortization and impairment losses
Balance at end of previous year	(94)	(1 388)	(3 219)	(93)	(4 794)	(3 961)
Effect of movements in foreign exchange	1	137	314	19	470	(191)
Amortization	-	(189)	(631)	(25)	(845)	(711)
Impairment	-	-	(16)	(1)	(17)	(31)
Disposals through sale and derecognition	1	134	331	5	471	60
Transfer to/(from) other asset categories and other movements¹	-	(55)	(62)	14	(103)	39
Balance at end of period	(91)	(1 362)	(3 283)	(81)	(4 818)	(4 794)

Carrying value
at 31 December 2023	38 239	830	2 160	57	41 286	41 286
at 31 December 2024	36 948	919	2 155	12	40 034
AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than
600-year
history, brands and certain distribution rights have been assigned indefinite lives.
1
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
As at 31 December 2024, the carrying amount of the intangible assets amounted to 40 034m US dollar (31 December 2023: 41 286m US dollar) of which 36 948m US dollar was assigned an indefinite useful life (31 December 2023: 38 239m US dollar) and 3 086m US dollar a finite life (31 December 2023: 3 047m US dollar).

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
Financial reporting in hyperinflationary economies
.

8

Million US dollar Cash-generating unit	2024	2023

United States	21 872	21 939
Rest of North America	37	41
Mexico	3 027	3 629
Colombia	2 586	2 990
Rest of Middle Americas	3 535	3 590
Brazil	-	15
Rest of South America	806	655
Europe	370	432
South Africa	2 558	2 623
Rest of Africa	861	910
China	383	393
Rest of Asia Pacific	913	1 021
Total carrying amount of intangible assets with indefinite useful lives	36 948	38 239
In 2024, the company expensed 222m US dollar in research, compared to 256m US dollar in
2023
, and 268m US dollar in 2022.

The spend focused on product innovations, market research, as well as process optimization and product development.
16. Investments in associates
A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2024		2023

Million US dollar	Castel	Anadolu Efes	Castel	Anadolu Efes

Balance at 1 January	3 482	164	3 293	171
Effect of movements in foreign exchange	(303)	(128)	107	(63)
Dividends received	(158)	(10)	(22)	(10)
Share of results of associates	104	84	104	66
Exceptional share of results of associates	-	104	-	-
Balance at 31 December	3 125	214	3 482	164
Summarized financial information of the company’s material associates is as follows:

	2024		2023

Million US dollar	Castel	Anadolu Efes	Castel	Anadolu Efes

Current assets	3 411	3 542	3 854	3 028
Non-current assets	4 520	6 361	4 168	3 590
Current liabilities	(1 997)	(2 985)	(2 012)	(2 462)
Non-current liabilities	(586)	(2 066)	(540)	(1 408)
Non-controlling interests	(561)	(2 424)	(647)	(1 457)
Net assets¹	4 788	2 428	4 823	1 291

Revenue	5 329	6 421	5 273	4 561
Profit (loss)	654	1 214	585	481
Other comprehensive income (loss)	(206)	(1 853)	83	212
Total comprehensive income (loss)	448	(638)	668	693
The exceptional share of results of associates includes 104m US dollar impact from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results – see Note 8
Exceptional items
.

F-
39

In 2024, associates that are not individually material contributed 141m US dollar to the results of investment in associates (31 December 2023: 126m US dollar
; 31 December 2022: 106m US dollar).
In December 2024, the company sold its share in associate Ghost Beverages LLC and recognized a exceptional gain on asset disposal of 437m US dollar – see Note 8
Exceptional items
.
Additional information related to the significant associates is presented in Note 3
4
AB InBev Companies
.
17. Deferred tax assets and liabilities
The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

		2024			2023

Million US dollar	Assets	Liabilities	Net	Assets	Liabilities	Net

Property, plant and equipment	261	(2 026)	(1 766)	230	(2 115)	(1 885)
Intangible assets	139	(9 296)	(9 157)	143	(9 661)	(9 518)
Inventories	79	(88)	(9)	108	(78)	30
Trade and other receivables	24	-	24	43	-	43
Interest-bearing loans and borrowings	868	(406)	462	671	(451)	220
Employee benefits	365	(20)	345	431	(8)	423
Provisions	608	(39)	569	648	(44)	604
Derivatives	10	(101)	(90)	71	(17)	54
Other items	539	(1 352)	(813)	487	(1 180)	(693)
Loss carry forwards	1 606	-	1 606	1 782	-	1 782
Gross deferred tax assets/(liabilities)	4 500	(13 327)	(8 828)	4 614	(13 553)	(8 939)

Netting by taxable entity	(2 007)	2 007	-	(1 679)	1 679	-

Net deferred tax assets/(liabilities)	2 493	(11 321)	(8 828)	2 935	(11 874)	(8 939)
The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2024	2023	2022

Balance at 1 January	(8 939)	(9 518)	(10 235)
Recognized in profit or loss	311	689	701
Recognized in other comprehensive income	(38)	(54)	(177)
Other movements and effect of changes in foreign exchange rates	(161)	(56)	193
Balance at 31 December	(8 828)	(8 939)	(9 518)
Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of the temporary differences on intangible assets acquired through business combinations is unlikely to revert within 12 months as they would be realized upon impairment or disposal of these intangibles which is currently not expected. The net deferred tax liabilities attributable to the US business and mainly related to purchase price accounting amount to 6.0 billion US dollar as of 31 December 2024.
As of 31 December 2024, deferred taxes of 12.0 billion US dollar (31 December 2023: 12.1 billion US dollar) were not recognized on a series of tax attributes. The tax attributes for which no deferred tax asset was recognized amount to 46.8 billion US dollar compared to 48.7 billion US dollar as of 31 December 2023 and include tax losses carry forward either confirmed or resulting from tax positions under dispute, capital losses, foreign and withholding tax credits, excess dividend received deduction, excess interest carry forward, amongst others. 43.6 billion US dollar of these tax attributes do not have an expiration date, 0.1 billion US dollar expires within
1 year
, while 3.0 billion US dollar have an expiration date of more than
3 years
. Additionally, we have historical uncertain attributes without expiration date amounting to 16.2 billion US dollar for which no deferred tax asset was recognized (31 December 2023: 16.2 billion US dollar). Deferred tax assets have not been recognized on these items because these are either contingent assets subject to conclusion of tax disputes or it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

1
The net assets are converted at the respective closing rates of December.

F-
4
0

18. Inventories

Million US dollar	31 December 2024	31 December 2023

Prepayments	79	120
Raw materials and consumables	2 854	3 207
Work in progress	508	588
Finished goods	1 407	1 434
Goods purchased for resale	171	234
Inventories	5 019	5 583

Inventories other than work in progress
Inventories stated at net realizable value	259	323
The cost of inventories recognized as an expense in 2024 amounts to 26 744m US dollar, included in cost of sales (2023: 27 396m US dollar, 2022: 26 305m US dollar). Impairment losses on inventories recognized in 2024 amount to 98m US dollar (2023: 110m US dollar, 2022: 148m US dollar).
19. Trade and other receivables

Million US dollar	31 December 2024	31 December 2023

Cash deposits for guarantees	133	164
Loans to customers	8	2
Tax receivable, other than income tax	105	154
Brazilian tax credits and interest receivables	1 120	1 341
Trade and other receivables	212	280
Non-current trade and other receivables	1 577	1 941

Trade receivables and accrued income	3 792	4 347
Interest receivables	43	45
Tax receivable, other than income tax	416	479
Loans to customers	60	70
Prepaid expenses	493	474
Other receivables	467	609
Current trade and other receivables	5 270	6 024
Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 31 December 2024, the total amount of such credits and interest receivables represented
1 120m US dollar (31 December 2023: 1 341m US dollar).
The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current
loans to customers can be detailed as follows for 31 December 2024 and 31 December 2023 respectively:

	Net carrying amount as of 31 December 2024	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 792	3 531	177	34	32	18
Loans to customers	68	58	-	-	10	-
Interest receivables	43	43	-	-	-	-
Other receivables	467	450	4	5	8	-
	4 369	4 082	181	38	50	18

	Net carrying amount as of 31 December 2023	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 347	4 118	162	43	18	6
Loans to customers	72	51	9	12	-	-
Interest receivables	45	45	-	-	-	-
Other receivables	609	580	9	7	11	2
	5 073	4 794	180	62	29	8

F-
4
1

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current
loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the year ended 31 December 2024 amount to 56m US dollar (31 December 2023: 47m US dollar).
AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 27
Risks arising from financial instruments
.
20. Cash and cash equivalents and investment securities

Million US dollar	31 December 2024	31 December 2023

Short-term bank deposits	4 964	4 201
Cash and bank accounts	6 210	6 131
Cash and cash equivalents	11 174	10 332

Bank overdrafts	-	(17)
Cash and cash equivalents in the statement of cash flows	11 174	10 314
The cash outstanding as at 31 December 2024 includes restricted cash for an amount of 99m US dollar (31 December 2023: 109m US dollar). This restricted cash mainly relates to amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (75m US dollar).
Investment securities

Million US dollar	31 December 2024	31 December 2023

Investment in unquoted companies	139	151
Investment in debt securities	29	27
Non-current investments	168	178

Investment in debt securities	221	67
Current investments	221	67
As at 31 December 2024, current debt securities of 221m US dollar mainly represented investments in government bonds (31 December 2023: 67m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.
21. Changes in equity and earnings per share
STATEMENT OF CAPITAL
The tables below summarize the changes in issued capital and treasury shares during the year ended 31 December 2024:

Issued capital

Issued capital	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
At the end of the current period	2 019	1 736
Of which:
Ordinary shares	1 797
Restricted shares	222

F-
4
2

	Treasury shares		Result on the use of treasury shares

Treasury shares	Million shares	Million US dollar	Million US dollar

At the end of the previous year	35.4	(3 465)	(5 036)
Changes during the period	8.4	(421)	(370)
At the end of the current period	43.8	(3 886)	(5 406)
As of 31 December 2024, the share capital of AB InBev amounts to
1 238 608 344.12
euro (1 736 million US dollar). It is represented by
2 019 241 973
shares without nominal value, of which
43 809 952
are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 222 043 450 restricted shares. As of 31 December 2024, the total of authorized, unissued capital amounts to
37
m euro.
The treasury shares held by the company are reported in equity in Treasury shares.
The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.
The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one
basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 31 December 2024, from the 326 million restricted shares issued at the time of the SAB combination, 104 million restricted shares were converted into new ordinary shares.
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
In the year ended 31 December 2024, Ambev increased its investment in Cervecería Nacional Dominicana S.A. (“CND”) from 85% to 97% for a net consideration of 0.3 billion US dollar. As the related subsidiary was already fully consolidated, the purchase did not impact AB InBev’s profit.
ACQUISITIONS AND DISPOSALS OF OWN SHARES (REPORT ACCORDING TO ARTICLE 7:220 OF THE BELGIAN COMPANIES CODE OF COMPANIES AND ASSOCIATIONS) AND BORROWINGS OF OWN SHARES– PURCHASE OF OWN SHARES
During 2024, the company has acquired treasury shares in accordance with article 7:215 of the Belgian Code of Companies and Associations (former article 620 of the Belgian Companies Code) and has proceeded with the following disposals of its own shares.
Treasury shares
Using the powers granted at the shareholders meeting of 28 April 2021, the Board of Directors approved a share buyback program for an amount of 1 billion US dollar in 2023. As of 31 December 2024, AB InBev bought back 15 939 970 shares for a total amount of 1 billion US dollar, corresponding to 0.79% of the total shares outstanding. On 30 October 2024, the Board announced a new share buyback program for an additional amount of 2 billion USD. As of 31 December 2024, AB InBev bought back 1 788 066 shares for a total amount of 99m US dollar, corresponding to 0.09% of the total shares outstanding.
In addition, AB InBev repurchased 3 335 417 ordinary shares from Altria. The aggregate purchase price for the share buyback was 200m US dollar, at a price per share equal to 59.96 US dollar (54.77 euro).
The company has used 3 335 417 treasury shares to reimburse stock lending arrangements. As a result, as of 31 December 2024, the group owned 43 809 952 own shares of which 43 171 591 were held directly by AB InBev. The par

F-
4
3

value of the share is 0.61 euro. The treasury shares that the company still owned at the end of 31 December 2024 represented 32 793 087 US dollar (26 724 071 euro) of the subscribed capital.
Borrowed shares
In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2024, the company had stock lending arrangements in place for up to 30 million shares, which were used to fulfill share-based compensation plan commitments, of which 3.3 million shares were repaid. As of 31 December 2024, the balance of borrowed shares outstanding amounted to 26.7 million shares. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.
DIVIDENDS
On 25 February 2025, a dividend of 1.00 euro per share or 1 986m euro was proposed by the Board of Directors and will be subject to approval at the shareholders’ meeting on 30 April 2025.
On 24 April 2024, a dividend of 0.82 euro per share or 1 645m euro was approved at the shareholders’ meeting. The dividend was paid out as of 7 May 2024.
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
TRANSFERS FROM SUBSIDIARIES
The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As of 31 December 2024, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.
Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.
OTHER COMPREHENSIVE INCOME RESERVES
The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves

As per 1 January 2024	(30 180)	181	(1 155)	(31 155)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(8 490)	-	-	(8 490)
Cash flow hedges	-	309	-	309
Re-measurements of post-employment benefits	-	-	135	135
Other comprehensive income/(loss)	(8 490)	309	135	(8 046)
As per 31 December 2024	(38 670)	490	(1 020)	(39 201)

F-4
4

The loss in translation reserves is primarily related to the weakening of the closing rates of the Mexican peso, the Colombian peso and the Brazilian real, which resulted in a net foreign exchange translation adjustment of 8 490m US dollar as of 31 December 2024 (decrease of equity).

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
EARNINGS PER SHARE
The calculation of basic earnings per share for the year ended 31 December 2024 is based on the profit attributable to equity holders of AB InBev of
5 855m US dollar (31 December 2023: 5 341m US dollar; 31 December 2022: 5 969m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2024	2023	2022

Issued ordinary and restricted shares at 1 January, net of treasury shares	1 984	1 984	1 981
Effect of stock lending	29	30	30
Effect of delivery of treasury shares and share buyback programs	(9)	2	2
Weighted average number of ordinary and restricted shares at 31 December	2 003	2 016	2 013

F-4
5

The calculation of diluted earnings per share for the year ended 31 December 2024 is based on the profit attributable to equity holders of AB InBev of
5 855m US dollar (31 December 2023: 5 341m US dollar; 31 December 2022: 5 969m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2024	2023	2022

Weighted average number of ordinary and restricted shares at 31 December	2 003	2 016	2 013
Effect of share options, PSUs and restricted stock units	41	38	37
Weighted average number of ordinary and restricted shares (diluted) at 31 December	2 044	2 054	2 050
The calculation of the Underlying EPS is based on the profit before exceptional items and hyperinflation impacts attributable to equity holders of AB InBev. Underlying EPS is a non-IFRS measure. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before exceptional items, attributable to equity holders of AB InBev and underlying profit is calculated as follows:
1

Million US dollar	2024	2023	2022 1

Profit attributable to equity holders of AB InBev	5 855	5 341	5 969
Net impact of exceptional items on profit (refer to Note 8)	1 062	614	153
Profit before exceptional items, attributable to equity holders of AB InBev	6 917	5 955	6 122
Hyperinflation impacts	145	203	(30)
Underlying profit	7 061	6 158	6 093
The table below sets out the EPS calculation:

Million US dollar	2024	2023	2022

Profit attributable to equity holders of AB InBev	5 855	5 341	5 969
Weighted average number of ordinary and restricted shares	2 003	2 016	2 013
Basic EPS	2.92	2.65	2.97

Profit attributable to equity holders of AB InBev	5 855	5 341	5 969
Weighted average number of ordinary and restricted shares (diluted)	2 044	2 054	2 050
Diluted EPS	2.86	2.60	2.91

Underlying profit	7 061	6 158	6 093
Weighted average number of ordinary and restricted shares	2 003	2 016	2 013
Underlying EPS	3.53	3.05	3.03
The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS, 40m share options were anti-dilutive and not included in the calculation of the dilutive effect per 31 December 2024 (31 December 2023: 46m share options; 2022: 51m share options).

1
As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the exceptional net finance income/(expense). The 2022 presentation were amended to conform to the 2023 and 2024 presentation.

F-4
6

22. Interest-bearing loans and borrowings
This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 27
Risks arising from financial instruments.

Million US dollar	31 December 2024	31 December 2023
Unsecured bond issues	68 857	71 896
Lease liabilities	1 748	2 126
Unsecured other loans	100	119
Secured bank loans	16	23
Non-current interest-bearing loans and borrowings	70 720	74 163

Unsecured bond issues	627	2 514
Lease liabilities	556	703
Secured bank loans	3	392
Unsecured bank loans	94	182
Unsecured other loans	169	196
Current interest-bearing loans and borrowings	1 449	3 987

Interest-bearing loans and borrowings	72 169	78 150
The current and
non-current
interest-bearing loans and borrowings amount to 72.2 billion US dollar as at 31 December 2024, compared to 78.1 billion US dollar as at 31 December 2023.
As at 31 December 2024, the company had no outstanding balance on commercial papers (31 December 2023: nil). The commercial papers include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.
In March 2024, Anheuser-Busch InBev SA/NV (“ABISA”) and its wholly-owned subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in million)	Coupon rate

21 March 2024	ABIWW	15 June 2034	USD	1 000	5.000%
22 March 2024	ABISA	22 September 2031	EUR	1 000	3.450%
22 March 2024	ABISA	22 March 2037	EUR	1 500	3.750%
22 March 2024	ABISA	22 March 2044	EUR	1 500	3.950%
In April 2024, the company completed the tender offers of five series of notes issued by ABISA and its wholly-owned subsidiaries ABIWW and Anheuser-Busch Companies, LLC (“ABC”) and repurchased
2.6
 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of repurchase	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in million)	Principal amount repurchased (in million)	Principal amount not repurchased (in million)
22 April 2024	ABIWW and ABC	3.650% Notes due 2026	USD	2 255	947	1 307
22 April 2024	ABISA	2.700% Notes due 2026	EUR	1 000	385	615
22 April 2024	ABISA	2.125% Notes due 2027	EUR	1 000	212	788
22 April 2024	ABIWW	4.000% Notes due 2028	USD	2 500	868	1 632
22 April 2024	ABISA	2.000% Notes due 2028	EUR	3 000	89	2 911

F-4
7

In December 2024, the company completed the tender offers of fourteen series of USD notes, two series of GBP notes and one series of EUR notes for up to 3.5 billion US dollar aggregate purchase price. The company accepted the tender offers of thirteen series of notes issued by ABISA and its wholly-owned subsidiaries ABIWW, ABC and Anheuser-Busch InBev Finance Inc. (“ABIFI”) and repurchased 3.8 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of repurchase	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in million)	Principal amount repurchased (in million)	Principal amount not repurchased (in million)

3 December 2024	ABISA	2.850% Notes due 2037	GBP	248	92	156
3 December 2024	ABIWW	3.750% Notes due 2042	USD	350	21	329
3 December 2024	ABIFI	4.000% Notes due 2043	USD	341	23	317
3 December 2024	ABISA	2.250% Notes due 2029	GBP	337	104	232
3 December 2024	ABISA	2.000% Notes due 2035	EUR	750	95	655
3 December 2024	ABIWW	4.350% Notes due 2040	USD	1 000	721	279
3 December 2024	ABIWW	4.600% Notes due 2060	USD	347	90	257
3 December 2024	ABIWW	4.500% Notes due 2050	USD	1 102	146	956
3 December 2024	ABIWW	4.600% Notes due 2048	USD	1 055	446	608
3 December 2024	ABIFI	4.625% Notes due 2044	USD	850	225	625
3 December 2024	ABIWW	4.750% Notes due 2058	USD	981	412	569
3 December 2024	ABIWW	4.375% Notes due 2038	USD	1 500	965	535
3 December 2024	ABIWW and ABC	4.900% Notes due 2046	USD	9 543	382	9 160
These tender offers were financed with cash.
Net debt is defined as
non-current
and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.
AB InBev’s net debt decreased to 60.6 billion US dollar as at 31 December 2024, from 67.6 billion US dollar as at 31 December 2023. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (5.8 billion US dollar), share buybacks (0.9 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (2.7 billion US dollar) and foreign exchange impact on net debt (0.2 billion US dollar decrease of net debt).
The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	31 December 2024	31 December 2023
Non-current interest-bearing loans and borrowings	70 720	74 163
Current interest-bearing loans and borrowings	1 449	3 987
Interest-bearing loans and borrowings	72 169	78 150

Bank overdrafts	-	17
Cash and cash equivalents	(11 174)	(10 332)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(99)	(168)
Debt securities (included within Investment securities)	(251)	(94)
Net debt	60 645	67 573

8

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

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt
Balance at 1 January 2024	74 163	3 987
Proceeds from borrowings	5 337	128
Repayments of borrowings	(6 036)	(3 259)
Capitalization / (payment) of lease liabilities	416	(698)
Amortized cost	63	1
Unrealized foreign exchange effects	(1 583)	(165)
Current portion of long-term debt	(1 302)	1 302
(Gain)/Loss on bond redemption and other movements	(338)	152
Balance at 31 December 2024	70 720	1 449

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt
Balance at 1 January 2023	78 880	1 029
Proceeds from borrowings	59	143
Repayments of borrowings	(3 004)	(94)
Capitalization / (payment) of lease liabilities	686	(458)
Amortized cost	61	-
Unrealized foreign exchange effects	909	83
Current portion of long-term debt	(3 113)	3 113
(Gain)/Loss on bond redemption and other movements	(316)	171
Balance at 31 December 2023	74 163	3 987

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt
Balance at 1 January 2022	87 369	1 408
Proceeds from borrowings	74	17
Repayments of borrowings	(6 698)	(567)
Capitalization / (payment) of lease liabilities	794	(519)
Amortized cost	63	-
Unrealized foreign exchange effects	(1 776)	(6)
Current portion of long-term debt	(617)	617
(Gain)/Loss on bond redemption and other movements	(329)	79
Balance at 31 December 2022	78 880	1 029
23. Pensions and similar obligations
AB InBev sponsors various post-employment benefit plans worldwide, which include both defined contribution plans, defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.
DEFINED CONTRIBUTION PLANS
For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2024, contributions paid into defined contribution plans for the company amounted to 183m US dollar compared to 166m US dollar for 2023 and to 164m US dollar for 2022.
DEFINED BENEFIT PLANS
During 2024, the company contributed to 84 defined benefit plans, of which 65 are retirement or leaving service plans, 15 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice

F-
49

in each country. The medical cost plans in Barbados, Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.
The present value of funded obligations includes a 73m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. As at 31 December 2024, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the statement of financial position is nil.
The employee benefit net liability amounts to 1 254m US dollar as at 31 December 2024 compared to 1 661m US dollar as at 31 December 2023. In 2024, the fair value of the plan assets decreased by 335m US dollar and the defined benefit obligations decreased by 771m US dollar. The decrease in the employee benefit net liability is mainly driven by increases in the discount rates.
The company’s net liability for post-employment and long-term employee benefit plans comprises the following as at 31 December 2024 and 2023:

Million US dollar	2024	2023
Present value of funded obligations	(4 090)	(4 784)
Fair value of plan assets	3 547	3 882
Present value of net obligations for funded plans	(543)	(902)
Present value of unfunded obligations	(542)	(619)
Present value of net obligations	(1 085)	(1 521)

Unrecognized asset	(63)	(38)
Net liability	(1 148)	(1 559)

Other long term employee benefits	(106)	(102)
Total employee benefits	(1 254)	(1 661)

Employee benefits amounts in the statement of financial position:
Liabilities	(1 296)	(1 673)
Assets	42	12
Net liability	(1 254)	(1 661)

F-
5
0

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2024	2023	2022
Defined benefit obligation at 1 January	(5 403)	(5 191)	(7 478)
Current service costs	(51)	(50)	(69)
Interest cost	(282)	(302)	(229)
Past service gain/(cost)	3	4	-
Settlements	133	99	114
Benefits paid	432	469	549
Contribution by plan participants	(2)	(2)	(2)
Actuarial gains/(losses) – demographic assumptions	(4)	17	(2)
Actuarial gains/(losses) – financial assumptions	267	(220)	1 854
Experience adjustments	(13)	(44)	(116)
Exchange differences	288	(182)	243
Transfers and other movements	-	-	(55)
Defined benefit obligation at 31 December	(4 632)	(5 403)	(5 191)
As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.0 billion US dollar relating to active employees, 0.9 billion US dollar relating to deferred members and 2.7 billion US dollar relating to members in retirement.
The changes in the fair value of plan assets are as follows:

Million US dollar	2024	2023	2022
Fair value of plan assets at 1 January	3 882	3 807	5 381
Interest income	199	217	157
Administration costs	(14)	(17)	(17)
Return on plan assets exceeding interest income	(26)	94	(1 084)
Contributions by AB InBev	267	218	220
Contributions by plan participants	2	2	2
Benefits paid net of administration costs	(432)	(469)	(551)
Assets distributed on settlements	(130)	(97)	(112)
Exchange differences	(200)	127	(188)
Transfers and other movements	-	-	(2)
Fair value of plan assets at 31 December	3 547	3 882	3 807
Actual return on plans assets amounted to a gain of 173m US dollar in 2024 compared to a gain of 311m US dollar in 2023.
The changes in the unrecognized asset are as follows:

Million US dollar	2024	2023	2022
Irrecoverable surplus impact at 1 January	(38)	(43)	(32)
Interest expense	(4)	(4)	(3)
Changes excluding amounts included in interest expense	(21)	9	(8)
Irrecoverable surplus impact at 31 December	(63)	(38)	(43)
The expense recognized in the income statement with regards to defined benefit plans can be detailed as follows:

Million US dollar	2024	2023	2022
Current service costs	(51)	(50)	(66)
Administration costs	(18)	(17)	(17)
Past service cost due to plan amendments, curtailments or settlements	6	6	2
(Losses)/gains due to experience and demographic assumption changes	(1)	(1)	-
Profit from operations	(63)	(61)	(81)
Net finance cost	(88)	(88)	(73)
Total employee benefit expense	(150)	(150)	(154)
The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2024	2023	2022
Cost of sales	(20)	(18)	(25)
Distribution expenses	(10)	(9)	(11)
Sales and marketing expenses	(14)	(14)	(17)
Administrative expenses	(18)	(21)	(28)
Net finance cost	(88)	(88)	(73)
Total employee benefit expense	(150)	(150)	(154)

F-
5
1

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the reporting date are as follows:

	2024

	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	5.7%	4.6%	10.8%	11.0%	5.6%	6.0%
Price inflation	2.0%	2.0%	3.5%	3.5%	3.2%	2.5%
Future salary increases	-	1.0%	4.3%	6.7%-3.9%	-	3.6%
Future pension increases	-	2.0%	3.5%	3.5%	3.1%	2.8%
Medical cost trend rate	6.5%-4.5%	4.5%	-	7.1%	-	6.3%-5.9%
Life expectation for a 65-year old male	86	87	85	85	86	86
Life expectation for a 65-year old female	88	89	88	88	89	88

	2023

	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	5.3%	4.6%	9.3%	9.2%	4.7%	5.6%
Price inflation	2.0%	2.0%	3.5%	3.5%	3.2%	2.6%
Future salary increases	-	1.0%	4.3%	6.7%-3.9%	-	3.7%
Future pension increases	-	2.0%	3.5%	3.5%	3.1%	2.8%
Medical cost trend rate	6.8%-4.5%	4.5%	-	7.1%	-	6.7%-6.2%
Life expectation for a 65-year old male	86	87	85	85	87	85
Life expectation for a 65-year old female	88	90	88	87	89	88
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
The weighted average duration of the defined benefit obligation in 2024 is 10.5 years (2023: 11.0 years). An increase in bond yields reduces the average duration.
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

F-
5
2

	2024

Million US dollar	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	0.5%	(232)	237
Price inflation	0.5%	88	(109)
Future salary increases	0.5%	17	(20)
Medical cost trend rate	1%	17	(15)
Mortality	One year	120	(138)
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
The fair value of plan assets at 31 December consists of the following:

	2024			2023

Million US dollar	Quoted	Unquoted	Total	Quoted	Unquoted	Total

Government bonds	37%	-	37%	38%	-	38%
Corporate bonds	27%	1%	28%	27%	1%	28%
Equity instruments	22%	-	22%	22%	-	22%
Property	-	7%	7%	-	6%	6%
Insurance contracts and others	4%	2%	6%	3%	3%	6%
	90%	10%	100%	90%	10%	100%
AB InBev expects to contribute approximately 225m US dollar for its funded defined benefit plans and 60m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2025.
24. Share-based payments
Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans: the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“RSU Plan for Directors”), and the various long-term incentive plan for executives (“LTI Plan Executives”). These share-based payment programs relate to either AB InBev shares or American Depository Shares (“ADSs”) as underlying equity instruments. All the company share-based payment plans are equity-settled. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. Share-based payment transactions resulted in a total expense of 644m US dollar for 2024, as compared to 570m US dollar for 2023 and 448m US dollar for 2022.
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
During 2024, AB InBev issued 1.6m discounted and matching RSUs in relation to bonuses granted to company employees and management (2023: 1.7m discounted and matching RSUs). These discounted and matching RSUs represent a fair value of approximately 94m US dollar (2023: 102m US dollar).
RSU Plan for Directors
The remuneration of the directors comprises a fixed cash fee component and a share-based component. The share-based portion of the remuneration of the directors of the company is granted in the form of RSUs that vest after five years and, upon vesting, entitle their holders to one AB InBev share per RSU.

F-
5
3

During 2024, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (2023: 0.1m with an estimated fair value of 4m US dollar).
Annual LTI Plans for Executives
Subject to management’s assessment of the executive’s performance and future potential, members of senior management may be eligible for an annual long-term incentive to be paid out in RSUs, Performance Stock Units (“PSUs”) and/or stock options.

●
Long-term Incentive RSUs
: They cliff vest over a three or five-year period. Upon vesting, each RSU entitles its holder to acquire one share. During 2024, AB InBev issued 4.4m RSUs with an estimated fair value of 239m US dollar under this plan (2023: 2.9m RSUs with an estimated fair value of 183m US dollar under this plan). Out of these RSUs, 0.5m RSUs were granted to members of the Executive Committee (2023: 0.1m RSUs).

●
Long-term PSUs
: They cliff vest over a three-year period. Upon vesting of the PSUs, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (“TSR”) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such units entitle their holders is subject to a hurdle and cap. During 2024, 0.8m PSUs were granted to Executives with an estimated fair value of 45m US dollar (2023: 0.5m PSUs with an estimated fair value of 39m US dollar under this plan). Out of these PSUs, 134 thousand PSUs were granted to members of the Executive Committee (2023: 33 thousand PSUs).

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
During 2024 and 2023, no exceptional grants were made to Executives.
Other Recurring LTI RSU Plans for Executives
AB InBev has specific recurring long-term RSU incentive programs in place, including:

●
A
base long-term RSUs program
allowing for the offer of RSUs to members of the company’s senior management. In addition to the annual Long-term RSUs described above, under this program, RSUs can be granted under other sub-plans
with specific terms and conditions and for specific purposes, e.g., for special retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the RSUs vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans
or introduce performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. In 2024, 0.2m RSUs with an estimated fair value of 12m US dollar were granted under this program (2023: 0.6m RSUs with an estimated fair value of 35m US dollar).
No RSU’s were granted to members of the Executive Committee in 2024 and 2023 under this program.

●
A program allowing for certain employees to purchase company shares at a discount and that is aimed at providing a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager
level (“
People bet share purchase program
”) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching RSUs which vest after five years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. No RSUs were granted in 2024 and 2023 under this program.

Other disclosures for Share-based payments
No stock options were granted in 2024, 2023 and 2022. The total number of outstanding AB InBev options developed as follows:

Million options	2024	2023	2022
Options outstanding at 1 January	75.8	83.2	102.7
Options exercised during the year	-	(2.2)	(1.0)
Options forfeited during the year	(2.9)	(1.3)	(14.9)
Options lapsed during the year	(3.7)	(3.9)	(3.6)
Options outstanding at the end of December	69.2	75.8	83.2

F-5
4

The range of exercise prices of the outstanding options is between 40.40 euro (41.97 US dollar)
1
and 121.95 euro (126.69 US dollar) while the weighted average remaining contractual life is
5.1 years.
Out of the 69.2m outstanding options, 22.8m options are vested at 31 December 2024.
The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar	2024	2023	2022
Options outstanding at 1 January	79.46	76.04	64.77
Exercised during the year	-	29.96	16.11
Forfeited during the year	75.45	67.66	94.76
Lapsed during the year	102.10	96.27	88.10
Outstanding at the end of December	71.59	79.46	76.04
Exercisable at the end of December	93.25	108.11	102.19
The total number of outstanding AB InBev RSUs and PSUs developed as follows:

Million RSU and PSUs	2024	2023	2022
RSUs and PSUs outstanding at 1 January	29.0	28.7	20.9
RSUs and PSUs issued during the year	7.3	5.9	10.1
RSUs and PSUs vested during the year	(4.1)	(4.3)	(0.5)
RSUs and PSUs forfeited during the year	(1.1)	(1.3)	(1.8)
RSUs and PSUs outstanding at the end of December	31.2	29.0	28.7
AMBEV SHARE-BASED COMPENSATION PROGRAMS
Share-Based Compensation Plan
Since 2005, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev did not issue RSUs in 2024 (2023: 47 thousand matching RSUs with an estimated fair value of less than 1m US dollar).
Since 2018, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. The vesting period is three
or five years. Under the 2018 Share-based compensation plan, Ambev issued 25.6m matching RSUs in 2024 with an estimated fair value of 61m US dollar (2023: 33.7m matching RSUs with an estimated fair value of 93m US dollar).
Other disclosures for Share-based payments
As of 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. No stock options were granted in 2024, 2023 and 2022.
The total number of outstanding Ambev options developed as follows:

Million options	2024	2023	2022
Options outstanding at 1 January	88.0	99.8	113.8
Options forfeited during the year	(15.5)	(11.8)	(14.0)
Options outstanding at the end of December	72.5	88.0	99.8
The range of exercise prices of the outstanding options is between 16.34 Brazilian real (2.64 US dollar) and 22.4 Brazilian real (3.62 US dollar) while the weighted average remaining contractual life is 3.0 years.
Of the 72.5m outstanding options 72.5m options are vested at 31 December 2024.
The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar	2024	2023	2022
Options outstanding at 1 January	3.89	3.72	3.57
Forfeited during the year	3.60	4.68	4.33
Outstanding at the end of December	2.95	3.89	3.72
Exercisable at the end of December	2.95	3.94	3.86

1
Amounts have been converted to US dollar at the closing rate of the respective period.

F-5
5

The total number of outstanding Ambev RSUs and PSUs developed as follows:

Million RSUs and PSUs	2024	2023	2022
RSUs and PSUs outstanding at 1 January	120.0	109.8	63.8
RSUs and PSUs issued during the year	25.6	33.7	49.3
RSUs and PSUs vested during the year	(20.3)	(18.3)	(0.2)
RSUs and PSUs forfeited during the year	(4.9)	(5.2)	(3.1)
RSUs and PSUs outstanding at the end of December	120.4	120.0	109.8
BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM
Share-Based Compensation Plan
In March 2020, Budweiser APAC set up a program allowing for certain employees to invest some or all of their variable compensation in Budweiser APAC shares (Voluntary Shares). As an additional reward, employees who invest in Voluntary Shares also receive a company shares match of one and a half matching shares for each Voluntary Share invested up to a limited total percentage of each employee’s variable compensation. In 2024, Budweiser APAC issued 8.8m matching RSUs in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 14m US dollar (2023: 4.1m matching restricted stock units with an estimated fair value of 13m US dollar).
Discretionary Restricted Stock Units Plan
In December 2019, Budweiser APAC set up a discretionary RSUs plan which allows for the offer of RSUs to certain employees in certain specific circumstances, at the discretion of the Board, e.g., as a special retention incentive. The RSUs vest after three to five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2024 and 2023, no RSUs were granted under this program.
New Restricted Stock Units Plan
In November 2020, Budweiser APAC set up a new RSUs plan which allows for the offer of RSUs to certain eligible employees in certain specific circumstances, at the discretion of the Board, e.g., as a long-term incentive. The vesting period of the RSUs is in principle between three and five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer periods for specific grants or introduce performance tests similar to other programs in the company. In 2023, some RSUs include a performance test. They cliff vest between three and five years. Upon vesting, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three
to five-year TSR relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such units entitle their holders is subject to a hurdle and cap. During 2024, 30.8m RSUs with an estimated fair value of
30
m US dollar were granted under this program to a selected number of employees (2023: 29.8m RSUs with an estimated fair value of 50m US dollar).
People Bet Plan
In March 2020, Budweiser APAC set up a program allowing for certain employees to purchase Budweiser APAC shares at a discount which is aimed at providing a long-term retention incentive for high-potential employees of the company, who are at a mid-manager
level (“People bet share purchase program”). The voluntary investment in company shares leads to the grant of an amount of matching RSUs which vest after five years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. No RSUs were granted in 2024 and 2023 under this program.

F-5
6

25. Provisions

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2024	69	475	44	589
Effect of movements in foreign exchange	(3)	(58)	-	(61)
Provisions made	51	158	9	218
Provisions used	(54)	(63)	(1)	(117)
Provisions reversed	(2)	(68)	-	(69)
Other movements	-	27	(9)	18
Balance at 31 December 2024	62	472	43	576

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2023	51	436	85	572
Effect of movements in foreign exchange	1	16	(3)	14
Provisions made	31	132	-	163
Provisions used	(14)	(86)	(19)	(119)
Provisions reversed	-	(42)	-	(42)
Other movements	-	20	(19)	1
Balance at 31 December 2023	69	475	44	589
The
restructuring provisions are primarily explained by the organizational alignments - see also Note 8
Exceptional items
. Provisions for disputes mainly relate to various disputed taxes other than income taxes and to claims from former employees.
The provisions are expected to be settled within the following time windows:

Million US dollar	Due within one year	Due after one year	Total
Restructuring	51	11	62

Indirect taxes	26	54	79
Labor	28	76	104
Commercial	34	31	64
Excise duties	2	3	5
Other disputes	21	198	219
Disputes	111	361	472

Other provisions	30	12	43
Total provisions	191	385	576
26. Trade and other payables

Million US dollar	31 December 2024	31 December 2023

Indirect taxes payable	93	105
Trade payables	424	256
Deferred consideration on acquisitions	221	308
Other payables	59	69
Non-current trade and other payables	797	738

Trade payables and accrued expenses	16 010	17 729
Payroll and social security payables	1 623	1 439
Indirect taxes payable	2 560	3 149
Interest payable	1 336	1 407
Consigned packaging	1 017	1 041
Dividends payable	767	376
Deferred consideration on acquisitions	69	441
Other payables and deferred income	422	399
Current trade and other payables	23 804	25 981
The company has entered into reverse factoring arrangements with suppliers in the amount of 41m US dollar as at 31 December 2024, mostly due to legal requirements (31 December 2023: 102m US dollar). The nature, as well as the terms and conditions of the liabilities that are part of these arrangements do not differ from those of the company’s normal trade payables. As a result, these are presented as part of Trade and other payables in accordance with IAS 1
Presentation of financial statements
.
As at 31 December 2024, deferred consideration on acquisitions is mainly comprised of 0.2 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”) (31 December 2023: 0.6 billion US dollar). See also Note 27
Risk arising from financial instrument
s
and
Note 28
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other
.

F-5
7

27. Risks arising from financial instruments
A)   FINANCIAL ASSETS AND LIABILITIES
Set out below is an overview of financial assets and liabilities held by the company as at the dates indicated:

	31 December 2024				31 December 2023

Million US dollar	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total

Cash and cash equivalents	11 174	-	-	11 174	10 332	-	-	10 332
Trade and other receivables	4 714	-	-	4 714	5 517	-	-	5 517
Investment securities	30	221	138	389	27	67	151	245
Foreign exchange derivatives	-	23	433	457	-	48	315	363
Commodities	-	-	106	106	-	-	131	131
Cross currency interest rate swaps	-	-	249	249	-	-	52	52
Interest rate swaps	-	3	-	3	-	3	-	3
Financial assets	15 918	247	927	17 092	15 876	118	649	16 642
Non-current	382	-	399	781	473	-	195	668
Current	15 536	247	528	16 311	15 403	118	454	15 975

Trade and other payables	20 037	288	-	20 325	21 284	741	-	22 026
Non-current interest-bearing loans and borrowings	69 011	1 709	-	70 720	73 592	571	-	74 163
Current interest-bearing loans and borrowings	1 449	-	-	1 449	3 987	-	-	3 987
Bank overdrafts	-	-	-	-	17	-	-	17
Equity swaps	-	5 614	-	5 614	-	4 718	-	4 718
Foreign exchange derivatives	-	30	22	52	-	18	414	432
Commodities	-	-	70	70	-	-	145	145
Cross currency interest rate swaps	-	-	55	55	-	-	164	164
Interest rate swaps	-	94	-	94	-	10	-	10
Financial liabilities	90 497	7 735	147	98 379	98 880	6 058	723	105 662
Non-current	69 494	1 933	66	71 492	73 920	876	151	74 947
Current	21 003	5 802	82	26 887	24 961	5 182	573	30 715

8

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
AB InBev primarily uses the following derivative instruments: foreign exchange forwards, currency options, currency futures, interest rate swaps, cross currency interest rate swaps (“CCIRS”), commodity swaps, commodity futures and equity swaps.
The table below provides an overview of the notional amounts of derivatives outstanding as at the dates indicated by maturity bucket.

	31 December 2024					31 December 2023

Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Foreign exchange forwards	8 867	300	150	-	-	13 440	105	300	-	-
Other foreign exchange derivatives	385	-	150	400	-	245	-	-	-	-

Interest rate
Interest rate swaps	1 791	-	-	-	-	580	-	-	-	-
Cross currency interest rate swaps	1 558	510	2 593	3 598	690	1 217	1 863	510	4 353	717

Commodities
Aluminum swaps	1 841	-	-	-	-	1 780	-	-	-	-
Other commodity derivatives	630	26	-	-	-	913	25	-	-	-

Equity
Equity derivatives	10 520	-	-	-	-	11 189	-	-	-	-
C)   FOREIGN CURRENCY RISK
AB InBev is subject to foreign currency risk when contracts are denominated in a currency other than the functional currency of the entity. This includes borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income. To manage foreign currency risk, the company uses mainly foreign exchange forwards, currency options, currency futures and cross currency interest rate swaps.
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

F-
59

	31 December 2024			31 December 2023 1

Million US dollar	Total exposure	Total hedges	Open position	Total exposure	Total hedges	Open position

US dollar/Brazilian real	(1 823)	1 456	(367)	(1 832)	1 833	1
US dollar/Mexican peso	(1 250)	1 092	(158)	(1 229)	1 282	53
US dollar/Colombian peso	(504)	482	(22)	(546)	542	(4)
US dollar/South African rand	(373)	333	(40)	(224)	189	(35)
US dollar/Argentine peso	(326)	-	(326)	(437)	-	(437)
US dollar/Canadian dollar	(286)	243	(43)	(310)	291	(19)
US dollar/Peruvian nuevo sol	(236)	215	(21)	(217)	209	(8)
US dollar/Honduran lempira	(225)	-	(225)	(250)	-	(250)
US dollar/South Korean won	(160)	116	(44)	(146)	135	(11)
Mexican peso/Euro	(153)	132	(21)	(219)	180	(39)
Euro/Peruvian nuevo sol	(152)	-	(152)	(7)	-	(7)
US dollar/Paraguayan guarani	(144)	127	(17)	(157)	152	(5)
US dollar/Chilean peso	(144)	127	(17)	(164)	129	(35)
US dollar/Dominican peso	(129)	-	(129)	(108)	26	(82)
US dollar/Euro	(126)	106	(20)	(90)	100	10
US dollar/Indian rupee	(113)	69	(44)	(89)	46	(43)
Euro/South African rand	(108)	111	3	(99)	86	(13)
US dollar/Bolivian boliviano	(104)	-	(104)	(79)	55	(24)
Euro/Mexican peso	(91)	92	1	(99)	95	(4)
Others	(633)	493	(140)	(622)	438	(184)
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
section below.
Currency sensitivity analysis
Currency transactional risk
Most of AB InBev’s
non-derivative
financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Brazilian real, Argentine peso, Honduran lempira, Mexican peso and Dominican peso against the US dollar.
The company uses a sensitivity analysis to estimate the impact in its consolidated income statement and other comprehensive income of a strengthening or a weakening of the US dollar against the other group currencies. In case the open positions remain unchanged and with all other variables held constant, a 10% strengthening or weakening of the US dollar against other currencies could lead to an estimated decrease/increase on the consolidated profit before tax of approximately 169m US dollar over the next 12 months (31 December 2023: 98m US dollar
; 31
December 2022:
144m
US dollar). Applying
a similar sensitivity on the total derivatives positions could lead to a negative/positive pre-tax
impact on equity reserves of 446m US dollar (31 December 2023: 504m US dollar). The results of the sensitivity analysis should not be considered as projections of likely future events, as the gains or losses from exchange rates in the future may differ due to developments in the global financial markets.

2
Amended to conform to the 2024 presentation.

F-
6
0

Foreign exchange risk on net investments in foreign operations
AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative
financial instruments as hedging instruments.
As of 31 December 2024, designated derivative financial instruments in net investment hedges applied on the company’s debt amount to 7 835m US dollar equivalent (31 December 2023: 7 908m US dollar). These instruments hedge foreign operations with Chinese yuan, Canadian dollar, South Korean won and Mexican peso functional currencies.
Net foreign exchange results
Foreign exchange results recognized on hedged and unhedged exposures are as follows:

Million US dollar	2024	2023	2022
Hedged (economic hedges)	(186)	70	297
Not hedged	40	(423)	(660)
	(147)	(353)	(363)
D) INTEREST RATE RISK
The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.
Fair value hedges
US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)
The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.8 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in fair value hedge accounting relationships.
Cash flow hedges
Pound sterling bond hedges (foreign currency risk and interest rate risk on borrowings in pound sterling)
In September 2013, the company issued a pound sterling bond for 500m pound sterling at a rate of 4.00% per year and maturing in September 2025. In May 2017, the company issued a pound sterling bond for 700m pound sterling at a rate of 2.25% per year and maturing in May 2029, and issued a pound sterling bond for 900m pound sterling at a rate of 2.85% per year and maturing in May 2037. These bonds have a principal outstanding as of 31 December 2024 of 500m, 232m and 156m pound sterling, respectively.
The impact of changes in the pound sterling exchange rate and interest rate on these bonds is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in cash flow hedge relationships.

F-
6
1

Economic Hedges
Marketable debt security hedges (interest rate risk on Brazilian real)
During 2024, 2023 and 2022, Ambev invested in highly liquid Brazilian real denominated government debt securities.
Interest rate sensitivity analysis
The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

31 December 2024 Interest-bearing financial liabilities Million US dollar	Before hedging		After hedging
	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
US dollar	-	-	5.3%	1 792
Other	11.2%	184	11.2%	184
		184		1 975
Fixed rate
US dollar	5.1%	46 192	5.4%	36 780
Euro	2.5%	22 653	2.5%	23 530
Chinese yuan	3.2%	41	2.6%	2 921
Canadian dollar	4.5%	555	4.4%	2 657
South Korean won	4.9%	40	2.3%	2 200
Mexican peso	15.7%	239	10.8%	1 239
Pound sterling	3.3%	1 154	2.6%	34
Other	8.6%	1 111	10.1%	833
		71 986		70 195

31 December 2023 1 Interest-bearing financial liabilities Million US dollar	Before hedging		After hedging
	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Euro	4.3%	1 086	4.3%	1 086
US dollar	6.0%	505	6.3%	789
Other	10.5%	299	11.7%	595
		1 889		2 469
Fixed rate
US dollar	5.0%	50 368	5.2%	43 344
Euro	2.3%	21 233	2.5%	22 072
Chinese yuan	2.9%	57	2.5%	2 437
Canadian dollar	4.5%	625	4.4%	2 988
South Korean won	5.5%	49	1.9%	2 209
Pound sterling	5.4%	2 122	8.2%	827
Mexican peso	15.7%	324	13.5%	624
Other	7.4%	1 501	8.2%	1 196
		76 277		75 697
As at 31 December 2024, the company had no outstanding bank overdrafts. The total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 17m US dollar as at 31 December 2023. As disclosed in the above table, 1 975m US dollar or 2.7% of the company’s interest-bearing financial liabilities bears interest at a variable rate.
The sensitivity analysis has been prepared based on the exposure to interest rates for the floating rate debt after hedging, assuming the amount of liability outstanding at reporting date was outstanding for the whole year. The company estimates that an increase or decrease of 100 basis points represents a reasonably possible change in applicable interest rates. Accordingly, if interest rates had been higher/lower by 100 basis points, with all other variables held constant, the interest expense would have been 20m US dollar higher/lower (31 December 2023: 26m US dollar, 31 December 2022: 46m US dollar). This impact would have been more than offset by 105m US dollar higher/lower interest income on interest-bearing financial assets (31 December 2023: 96m US dollar, 31 December 2022: 93m US dollar). Additionally, the pre-tax
impact on equity reserves from the market value of hedging instruments would not have been significant.

1
Amended to conf
orm
to the 2024 presentation.

F-
6
2

Interest expense
Interest expense recognized on unhedged and hedged financial liabilities are as follows:

Million US dollar	2024	2023	2022
Financial liabilities measured at amortized cost – not hedged	(3 492)	(3 722)	(3 641)
Fair value hedges	(30)	(22)	(20)
Cash flow hedges	29	28	24
Net investment hedges - hedging instruments (interest component)	49	10	(1)
Economic hedges	2	-	42
	(3 443)	(3 705)	(3 597)
E)   COMMODITY PRICE RISK
The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to price volatility. The most significant commodity hedges are included in the table below (expressed in outstanding notional amounts):

Million US dollar	31 December 2024	31 December 2023

Aluminum	1 841	1 780
Energy	207	249
Corn	203	289
Plastic	79	95
Sugar	73	91
Wheat	47	163
Rice	46	51
	2 496	2 719
Commodity price sensitivity analysis
The impact of changes in prices of commodities that are being financially hedged would not have had a material impact on AB InBev’s profit in 2024 as they are hedged using derivative contracts which are designated in hedge accounting in accordance with IFRS 9 rules.
The tables below show the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures would have on the equity reserves.

	2024			2023

		Pre-tax impact on equity			Pre-tax impact on equity

Million US dollar	Volatility of prices in %¹	Prices increase	Prices decrease	Volatility of prices in %¹	Prices increase	Prices decrease

Aluminum	22%	408	(408)	19%	337	(337)
Energy	44%	92	(92)	52%	130	(130)
Corn	19%	38	(38)	27%	78	(78)
Plastic	16%	12	(12)	15%	14	(14)
Sugar	27%	20	(20)	29%	26	(26)
Wheat	27%	13	(13)	35%	56	(56)
Rice	38%	18	(18)	26%	13	(13)
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
As at 31 December 2024, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total loss of (1 211)m US dollar recognized in the profit or loss account for the period in exceptional finance income/(expense). As at 31 December 2024, liabilities for equity swap derivatives amounted to 5.6 billion US dollar (31 December 2023: 4.7 billion US dollar).

1
Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2024 and 31 December 2023.

F-
6
3

Equity price sensitivity analysis
The sensitivity analysis on the equity swap derivatives, calculated based on a 19% (2023: 18
%; 2022: 28
%
) reasonably
possible volatility of the AB InBev share price, with all the other variables held constant, would show 960m US dollar positive/negative impact on the 2024 profit before tax (31 December 2023:
1 181
m US dollar
; 31 December 2022: 1 660m US dollar).
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
The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 31 December 2024 to be limited.
Exposure to credit risk
Credit risk arises from financial assets including trade and other receivables. The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized and disclosed by financial asset class in section
A) Financial assets and liabilities
.
The maximum exposure to credit risk at the reporting date for trade and other receivables, excluding Brazilian tax credits, tax receivables other than income tax and prepaid expenses, was as follows:

	31 December 2024			31 December 2023¹

Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Trade receivables	4 168	(377)	3 792	4 734	(387)	4 347
Other receivables	984	(61)	923	1 244	(74)	1 170
Trade and other receivables	5 152	(438)	4 714	5 978	(462)	5 517
There was no significant concentration of credit risks with any single counterparty as of 31 December 2024 and no single customer represented more than 10% of the total revenue of the group in 2024.
Impairment losses
The allowance for impairment recognized during the period on trade and other receivables was as follows:

	31 December 2024	31 December 2023	31 December 2022
Balance at end of previous year	(462)	(416)	(402)
Impairment losses	(56)	(54)	(38)
Derecognition	24	26	24
Currency translation and other	55	(18)	1
Balance at end of period	(438)	(462)	(416)
Additionally, in 2024 the company recognized (66)m US dollar loss resulting from the impairment of financial investments – see also Note 11
Finance expense and income
.

1
Amended to conform to the 2024 presentation.

F-6
4

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
The following are the nominal contractual maturities of
non-derivative
financial liabilities including interest payments and derivative liabilities:

	31 December 2024

Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(69 484)	(113 412)	(3 453)	(3 416)	(7 311)	(14 352)	(84 881)
Trade and other payables	(24 601)	(24 760)	(23 750)	(257)	(128)	(328)	(297)
Lease liabilities	(2 303)	(2 592)	(639)	(620)	(398)	(447)	(488)
Secured bank loans	(19)	(25)	(5)	(4)	(4)	(8)	(4)
Unsecured bank loans	(94)	(94)	(94)	-	-	-	-
Unsecured other loans	(269)	(297)	(172)	(94)	(20)	(2)	(9)
	(96 770)	(141 181)	(28 113)	(4 391)	(7 861)	(15 138)	(85 678)

Derivative financial liabilities
Equity derivatives	(5 614)	(5 614)	(5 614)	-	-	-	-
Foreign exchange derivatives	(52)	(52)	(52)	-	-	-	-
Cross currency interest rate swaps	(55)	(55)	9	9	(30)	1	(46)
Interest rate swaps	(94)	(94)	(93)	-	-	-	(1)
Commodity derivatives	(69)	(69)	(69)	-	-	-	-
	(5 885)	(5 885)	(5 818)	9	(30)	1	(47)

Of which: related to cash flow hedges	(134)	(134)	(91)	(2)	(38)	-	(4)

F-6
5

	31 December 2023

Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(74 410)	(125 728)	(5 689)	(3 699)	(6 352)	(16 731)	(93 258)
Trade and other payables	(26 719)	(27 020)	(26 026)	(233)	(156)	(240)	(365)
Lease liabilities	(2 829)	(3 228)	(823)	(596)	(472)	(599)	(738)
Secured bank loans	(415)	(426)	(395)	(5)	(5)	(10)	(10)
Unsecured bank loans	(182)	(182)	(182)	-	-	-	-
Unsecured other loans	(314)	(364)	(200)	(109)	(28)	(16)	(11)
Bank overdraft	(17)	(17)	(17)	-	-	-	-
	(104 886)	(156 965)	(33 331)	(4 642)	(7 013)	(17 597)	(94 383)

Derivative financial liabilities
Equity derivatives	(4 718)	(4 718)	(4 718)	-	-	-	-
Foreign exchange derivatives	(432)	(432)	(428)	-	(4)	-	-
Cross currency interest rate swaps	(164)	(164)	(14)	(34)	(13)	(103)	-
Interest rate swaps	(10)	(10)	(10)	-	-	-	-
Commodity derivatives	(145)	(145)	(145)	-	-	-	-
	(5 469)	(5 469)	(5 316)	(34)	(16)	(103)	-

Of which: related to cash flow hedges	(542)	(542)	(494)	(34)	-	(14)	-
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

Interest-bearing financial liabilities	31 December 2024		31 December 2023

Million US dollar	Carrying amount	Fair value	Carrying amount	Fair value

Fixed rate
US dollar	(45 800)	(45 558)	(49 917)	(52 268)
Euro	(21 915)	(21 605)	(20 379)	(19 796)
Pound sterling	(1 108)	(1 046)	(2 069)	(2 012)
Canadian dollar	(484)	(461)	(526)	(505)
Other	(375)	(373)	(558)	(554)
	(69 682)	(69 044)	(73 449)	(75 135)

F-6
6

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 31 December 2024 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	26	-
Derivatives in a cash flow hedge relationship	27	416	-
Derivatives in a net investment hedge relationship	-	345	-
	27	796	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	288
Derivatives at fair value through profit and loss	-	5 644	-
Derivatives in a cash flow hedge relationship	29	105	-
Derivatives in a fair value hedge relationship	-	94	-
Derivatives in a net investment hedge relationship	-	14	-
	29	5 857	288

Fair value hierarchy 31 December 2023 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	51	-
Derivatives in a cash flow hedge relationship	28	381	-
Derivatives in a net investment hedge relationship	-	89	-
	28	530	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	741
Derivatives at fair value through profit and loss	-	4 736	-
Derivatives in a cash flow hedge relationship	18	524	-
Derivatives in a fair value hedge relationship	-	10	-
Derivatives in a net investment hedge relationship	-	181	-
	18	5 451	741
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period. Movements in the fair value “level 3” category of financial liabilities, measured on a recurring basis, are mainly related to the settlement and remeasurement of deferred consideration from prior years acquisitions and the put option as described below.

F-6
7

Non-derivative
financial liabilities
As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the remaining put option is exercisable as from 2026. As at 31 December 2024, the put option on the remaining shares held by ELJ was valued at 195m US dollar (31 December 2023: 577m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.
K) HEDGING RESERVES
The company’s hedging reserves disclosed in Note 21 C
hanges in equity and earnings per share
relate to the following instruments:

Million US dollar	Commodities	Foreign currency & others	Total hedging reserves

As per 1 January 2024	(304)	486	181
Change in fair value of hedging instrument recognized in OCI	54	519	573
Reclassified to profit or loss / cost of inventory	9	(273)	(264)
As per 31 December 2024	(241)	731	490

Million US dollar	Commodities	Foreign currency & others 1	Total hedging reserves

As per 1 January 2023	(476)	621	145
Change in fair value of hedging instrument recognized in OCI	(197)	(237)	(434)
Reclassified to profit or loss / cost of inventory	368	102	470
As per 31 December 2023	(304)	486	181
L) OFFSETTING FINANCIAL ASSETS AND LIABILITIES
The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	31 December 2024

Million US dollar	Gross amount	Net amount recognized in the statement of financial position 2	Other offsetting agreements 3	Total net amount

Derivative assets	815	815	(814)	1
Derivative liabilities	(5 886)	(5 886)	814	(5 071)

	31 December 2023

Million US dollar	Gross amount	Net amount recognized in the statement of financial position 2	Other offsetting agreements 3	Total net amount

Derivative assets	549	549	(538)	11
Derivative liabilities	(5 469)	(5 469)	538	(4 931)

1	Amended to conform to the 2024 presentation.
2	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules.
3	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules.

8

28.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	31 December 2024	31 December 2023

Collateral given for own liabilities	240	277

Contractual commitments to purchase property, plant and equipment	257	641

Contractual commitments to acquire loans to associates/customers	57	59

Other commitments	1 684	1 846
The collateral given for own liabilities of 240m US dollar as at 31 December 2024 contains 133m US dollar cash guarantees (31 December 2023: 277m US dollar collateral given for own liabilities contained 164m US dollar of cash guarantees). Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment, insurance guarantees or letters of guarantees. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37
Provisions, Contingent Liabilities and Contingent Assets
– see also Note 25
Provisions
. In the company’s statement of financial position, the cash guarantees are presented as part of other receivables – see Note 19
Trade and other receivables
. The legal proceedings covered by insurance guarantees and letters of guarantee issued by the company are disclosed in Note 29
Contingencies
. The remaining part of collateral given for own liabilities of 107m US dollar as at 31 December 2024 (31 December 2023: 113m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.
AB InBev has entered into commitments to purchase property, plant and equipment for 257m US dollar at 31 December 2024 (31 December 2023: 641m US dollar).
In a limited number of countries AB InBev has committed itself to acquire loans to associates/customers from banks at their notional amount if the associates/customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 57m US dollar at 31 December 2024 (31 December 2023: 59m US dollar).
Other commitments amount to 1 684m US dollar at 31 December 2024 and mainly cover guarantees given to pension funds, rental and other guarantees (31 December 2023: 1 846m US dollar).
In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements. For more details, refer to Note 21
Changes in equity and earnings per share
.
As at 31 December 2024, the M&A related commitments existed as discussed below.
Cervecería Nacional Dominicana S.A. (“CND”)
As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of CND, a forward purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the put option is exercisable in 2026. As at 31 December 2024, the put option on the remaining shares held by ELJ was valued at 195m US dollar (31 December 2023: 577m US dollar).

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

F-
69

The company and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees to the court in civil, labor and tax proceedings.
AMBEV TAX MATTERS
As of 31 December 2024 and 31 December 2023, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2024	31 December 2023

Income tax and social contribution	10 525	13 141
Value-added and excise taxes	4 544	5 528
Other taxes	622	953
	15 691	19 622
The most significant tax proceedings of Ambev are discussed below.
INCOME TAX AND SOCIAL CONTRIBUTION
Foreign Earnings
Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.
In 2022 and 2023, the Lower Administrative Court rendered favorable and partially favorable decisions to Ambev, some of which are still subject to appeal. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of profits and the goodwill amortization of foreign subsidiaries. Part of these decisions became final, representing tax assessments valuing approximately 1.0 billion Brazilian real (0.2 billion US dollar) which were cancelled as of 30 September 2024.
In August 2024 Ambev received a partially favorable decision from the first-level administrative court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the Brazilian tax authorities filed appeals and the case awaits decision by the Lower Administrative Court.
In November 2024, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2019 and filed a defense.
In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.
The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 5.7 billion Brazilian real (0.9 billion US dollar). Ambev has not recorded any provision in connection therewith.
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
The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 6.8 billion Brazilian real (1.1 billion US dollar). Ambev has not recorded any provisions for this matter based

F-
7
0

on the probability of loss. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.
Goodwill Beverage Associate Holding (BAH)
In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. These matters were tried at the administrative level, with the Upper Administrative Court rendering partially favorable decisions to Ambev related to the qualified penalties and the statute of limitations for one of the calendar years under discussion. In January and June 2023, Ambev filed judicial proceedings to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions in September 2023 and the matters await judgment at the second-level judicial court.
The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 1.5 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Goodwill CND Holdings
In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In February 2024, Ambev presented a request to withdraw the Special Appeals filed, which was accepted by the Upper Administrative Court. As a result, the Lower Administrative Court’s initial partially favorable decision prevailed. Ambev filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.
In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the first-level administrative court, which Ambev appealed to the Lower Administrative Court. In August 2024, Ambev received a favorable decision from the Lower Administrative Court. The decision is not final and is subject to review by the Lower Administrative Court.
The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 1.0 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
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
The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
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
In June 2021, Ambev received a partially favorable decision for the 2020 case at the first-level administrative court and filed an appeal to the Lower Administrative Court. In March 2023, Ambev received a favorable decision from the Lower

F-
7
1

Administrative Court, which fully canceled the tax assessment related to 2020, and this decision became final in May 2023. In June 2022, Ambev received a partially favorable decision at the first-level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. In April 2024, Ambev received a favorable decision from the Lower Administrative Court, which became final in July 2024. As of July 2024, all assessments related to this matter have now been finally resolved favorably to Ambev.
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
For the assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions at the Upper Administrative Court in three out of four tax assessments and filed an appeal to the first-level judicial court in November 2023, which awaits judgment.
In July 2024, the Lower Administrative Court rendered a favorable decision to Ambev in one case related to the 2012 calendar year, but also rendered an unfavorable decision related to evidentiary formalities in a separate case discussing the offset of foreign tax credits for this same calendar year. Ambev was formally notified of the unfavorable decision and has appealed the case to the judicial court.
In January 2025, Ambev received new tax assessments from the Brazilian Federal Tax authorities challenging the offsets of foreign tax credits for the 2019 calendar year, concerning approximately 2.0 billion Brazil real (0.3 billion US dollar). Ambev will present its defense.
The other cases are still awaiting final decisions at both administrative and judicial courts.
In connection with the disallowance of tax paid abroad, the Brazilian Federal Tax Authorities filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev has received tax assessments charging such fines for calendar years 2015 to 2019. For the tax assessments related to the periods of 2016 and 2018, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In August 2024, for the tax assessments related to the periods of 2015 and 2017, Ambev received (i) an unfavorable decision by the Lower Administrative Court for the case related to the 2015 tax period, for which it filed an appeal to the Upper Administrative Court; and (ii) a favorable decision for the case related to the 2017 tax period, which is not final and may be appealed by the tax authorities. For the tax assessment related to the 2019 tax period, Ambev has filed a defense and the case awaits judgment at the first-level administrative court.
The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 15.9 billion Brazilian real (2.6 billion US dollar). Ambev has not recorded any provision in connection therewith.
Ambev has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2024). Therefore, if Ambev receives similar tax assessments for these periods, Ambev management believes the outcome would be the same as those tax years already assessed.
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
In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Lower Administrative Court. In February 2024, Ambev received a favorable decision, which was appealed by the tax authorities to the Upper Administrative Court. The case is pending judgment.
The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter based on the probability of loss.
Deductibility of IOC expenses

F-
7
2

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
As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.
In all of the cases Ambev obtained partially favorable decisions at the first-level administrative court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the Lower Administrative Court. The favorable portion of the decisions rendered by the first-level administrative court in these cases is subject to mandatory review by the Lower Administrative Court as well.
With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained at the Lower Administrative Court an unfavorable decision on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, Ambev was notified of this decision, the favorable portion of which became final, and filed an appeal to the Lower Administrative Court on the merits that awaits decision.
The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 28.1 billion Brazilian real (4.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
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
In February 2024, the Lower Administrative Court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction. The unfavorable portion relates to the claim regarding a difference in the methodology for calculating the benefit and concerns approximately 26 million Brazilian real (5 million US dollar). The decision was appealed by the tax authorities and is awaiting trial.
The updated assessed amount related to this uncertain tax position as of 31 December 2024, as per IFRIC 23, is approximately 2.9 billion Brazilian real (0.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
This uncertain tax position, as per IFRIC 23, continued to be applied by Arosuco impacting calendar years following those assessed (2019-2024) in which it benefited from the income tax reduction provided for in Provisional Measure
No. 2199-14/2001.
In the event Arosuco is questioned on this matter for future periods, and on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the previously assessed periods.

F-
7
3

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
In April 2024, the Lower Administrative Court rendered an unfavorable decision to Arosuco, by a casting vote, regarding the PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries. However, this decision is not final and may be appealed by Arosuco.
Ambev management estimates the possible loss related to these proceedings to be approximately 6.8 billion Brazilian real (1.1 billion US dollar) as of 31 December 2024. Ambev has not recorded any provision in connection therewith.
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
In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid. In January 2024, Ambev was notified of the results of the tax audit, which were partially favorable to Ambev, reducing 98% of the amount alleged to be owed by Ambev in this case. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. In December 2024 the case was judged unfavorably to Ambev, and is pending appeal.
Ambev management estimates the possible loss related to these assessments to be approximately 1.1 billion Brazilian real (0.2 billion US dollar) as of 31 December 2024. Ambev has not recorded any provision in connection therewith.
ICMS tax credits
In 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the second administrative level, which was amended by the third administrative level in favor of the tax authorities. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the second administrative level. In one of these cases, Ambev received an unfavorable decision from the second administrative level, which is not final and has been appealed to the Upper Administrative Court.
Ambev management estimates the possible losses related to these assessments to be approximately 0.9 billion Brazilian real (0.1 billion US dollar) as 31 December 2024.
ICMS-ST
Trigger
Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual

F-7
4

prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.
Ambev management estimates the total possible loss related to this issue to be approximately 12 billion Brazilian real (1.9 billion US dollar) as of 31 December 2024. Ambev has not recorded any provisions for this matter.
ICMS-PRODEPE
In 2015, in relation to the ICMS tax incentive program of the State of Pernambuco (PRODEPE), Ambev received tax assessments from the state regarding alleged differences in the ICMS tax collected relating to the rectification of errors in a handful of ancillary obligations included in Ambev’s tax filing. In 2017, Ambev received a final favorable decision recognizing the tax assessments were null due to formal errors. In September 2018, Ambev received a new tax assessment relating to the same ICMS differences. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev then appealed to the judicial level in March 2024.
Ambev management estimates the total possible loss related to this issue to be approximately 0.9 billion Brazilian real (0.1 billion US dollar) as of 31 December 2024. Ambev has not recorded any provisions for this matter.
SOCIAL CONTRIBUTIONS
Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. Most of the cases were cancelled at the administrative level with one case being tried at the judicial level. Following an unfavorable decision to Ambev at the first-level judicial court, the case is now pending decision by the second-level judicial court.
Ambev management estimates the possible loss related to these assessments to be approximately 0.6 billion Brazilian real (0.1 billion US dollar) as of 31 December 2024. Ambev has not recorded any provisions for this matter.
AB INBEV’S TANZANIAN TAX MATTERS
Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.3 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board. TBL believes that the assessment is without merit and will vigorously defend against the assessment. In accordance with IFRIC 23, no related provision has been made.
AB INBEV’S SOUTH AFRICAN TAX MATTERS
The South African Revenue Service (“SARS”) conducted an audit of AB InBev’s South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA and the related subscription for shares in CCBA by subsidiaries of The Coca-Cola Company (“TCCC”). The assessment from SARS claimed that SAB owed 6.4 billion South African Rand (0.3 billion US dollar) in taxes plus penalties and interest, which as at the time of assessment totalled 17.7 billion Rand (0.9 billion US dollar). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA notified SAB that CCBA had received an assessment from SARS for 8.9 billion Rand (0.5 billion US dollar). Both of these assessments were contested. Both disputes have now been resolved and SAB will pay 4.5 billion South African Rand (0.2 billion US dollar) in respect of these South African tax matters to SARS, of which 3.5 billion South African Rand (0.2 billion US dollar) has been paid as of 31 December 2024.
AB INBEV’S PERUVIAN TAX MATTERS
AB InBev’s Peruvian majority owned subsidiaries, Union de Cervecerias Peruanas Backus & Johnston (“Backus”) and Cerveceria San Juan S.A (“San Juan”), challenged the amount of excise tax paid to the Peru tax authority (SUNAT) for the years 2014 to 2019. SUNAT initiated tax audits for the periods involved, rejected the refund claims and assessed further excise taxes for the period of 2017 to 2019. If Backus and San Juan are successful, no excise tax would ultimately be payable and the claim could result in the refund of approximately 3.0 billion Peruvian nuevo sol (0.8 billion US dollar). If unsuccessful, management estimates the possible loss to be approximately 2.1 billion Peruvian nuevo sol (0.6 billion US dollar). Backus and San Juan will pre-pay
a portion of the amounts assessed, pending outcome of the challenge and any appeal(s). In November 2024, Backus and its main UK shareholder submitted an arbitration request to the International

F-7
5

Centre for Settlement of Investment Disputes (ICSID), against Peru, claiming that the tax assessments violated international law. No related provision for this matter has been made based on the probability of loss.
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
In January 2019, AB InBev deposited 68 million euro (75 million US dollar) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (75 million US dollar) in 2020.
CERBUCO BREWING ARBITRATION
Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture. On 24 October 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the parties are waiting for the second phase of the arbitration relating to quantification of damages to begin, which may affect Ambev’s ability to continue consolidating Bucanero into its financial statements.
PROPOSED CLASS ACTION IN QUEBEC
Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class
of plaintiffs further alleges that

F-7
6

their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

30.	Non-controlling interests
As at 31 December 2024 and 2023, material
non-controlling
interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 61.74% ownership, and Budweiser APAC, an Asia Pacific listed subsidiary in which AB InBev has 87.22% ownership. The tables below provide summarized information derived from the consolidated financial statements of Ambev and Budweiser APAC as of 31 December 2024, 2023 and 2022, in accordance with IFRS.
Summarized financial information of Ambev and Budweiser APAC, in which the company has material non-controlling
interests, is as follows:

	Ambev		Budweiser APAC
Million US dollar	31 December 2024	31 December 2023	31 December 2024	31 December 2023

Summarized statement of financial position information
Current assets	8 746	7 552	3 824	4 259
Non-current assets	17 498	19 846	10 945	11 975
Current liabilities	7 976	8 470	3 924	4 649
Non-current liabilities	2 186	2 374	605	735
Equity attributable to equity holders	15 930	16 312	10 184	10 785
Non-controlling interests	151	242	56	65

	Ambev			Budweiser APAC
Million US dollar	2024	2023	2022	2024	2023	2022

Summarized income statement and other comprehensive income information
Revenue	16 678	15 920	15 434	6 246	6 856	6 478
Net income	2 768	2 987	2 883	750	880	949

Attributable to:
Equity holders	2 692	2 895	2 800	719	852	913
Non-controlling interests	76	92	84	31	28	36

Net income	2 768	2 987	2 883	750	880	949
Other comprehensive income	1 677	(1 909)	(1 300)	(694)	(286)	(812)
Total comprehensive income	4 445	1 078	1 584	56	594	137

Attributable to:
Equity holders	4 337	1 011	1 517	33	567	105
Non-controlling interests	108	67	67	23	27	32

Summarized cash flow information
Cash flow from operating activities	4 866	4 934	3 997	1 135	1 811	1 577
Cash flow from investing activities	(1 019)	(1 151)	(969)	(409)	(447)	(440)
Cash flow from financing activities	(1 930)	(3 218)	(3 164)	(903)	(621)	(500)
Net increase/(decrease) in cash and cash equivalents	1 917	565	(136)	(177)	743	637
Dividends paid by Ambev and its subsidiaries to
non-controlling
interests (i.e., to entities outside the AB InBev Group) amounted to 0.8 billion US dollar for 2024 (2023: 1.0 billion US dollar; 2022: 1.0 billion US dollar). In 2024, Budweiser APAC and its subsidiaries paid a final dividend related to the financial year 2024 to non-controlling
interests amounting to 119m US dollar (2023: 94m US dollar; 2022: 83m US dollar).
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

F-7
7

31. Related parties
TRANSACTIONS WITH DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS (KEY MANAGEMENT PERSONNEL)
AB InBev’s Executive Committee members’ compensation consists of short-term employee benefits (primarily salaries) and post-employment benefits from pension plans of their respective country – see also Note 23
Pensions and similar obligations
. Key management personnel are also eligible for the company’s share option, restricted stock and other share-based programs (see Note 24
Share-based Payments
). Total directors and Executive Committee compensation included in the income statement can be detailed as follows:

	2024		2023		2022

Million US dollar	Directors	Executive Committee	Directors	Executive Committee	Directors	Executive Committee
Short-term employee benefits	2	15	2	12	2	15
Share-based payment	-	55	-	46	-	35
	2	70	2	58	2	50
Directors’ compensation consists mainly of directors’ fees.
During 2024, AB InBev entered into the following transactions:

●
The lease of commercial premises and the acquisition of natural gas from and the sale of malt-based beverages and beer to companies in which one of the company’s Board Member had a significant influence as of 31 December 2024. The transactions happened mainly through AB InBev’s subsidiary Bavaria S.A. for an aggregated consideration of approximately
112
m US dollar (31 December 2023: 65m US dollar; 31 December 2022: 33m US dollar). The outstanding balance of these transactions as of 31 December 2024 amounts to
9
m US dollar (31 December 2023: 3m US dollar; 31 December 2022: 1m US dollar).

JOINTLY CONTROLLED ENTITIES
Interests in joint ventures include two entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company.
TRANSACTIONS WITH ASSOCIATES
Significant interests in associates are shown in note 16
Investments in associates
. AB InBev’s transactions with associates were as follows:

Million US dollar	2024	2023	2022

Gross profit	(215)	(233)	(4)
Current assets	102	108	100
Current liabilities	7	9	16
TRANSACTIONS WITH PENSION PLANS
AB InBev’s transactions with pension plans mainly comprise (12)m US dollar other expense to pension plans in the US in 2024 (2023: (13)m US dollar; 2022: (12)m US dollar).

8

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
Subsidiaries and Guarantor Subsidiaries.

Income Statement For the year ended 31 December 2024 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Revenue	507	-	-	12 877	-	(61)	13 323
Cost of sales	(470)	-	-	(6 024)	-	55	(6 440)
Gross profit	37	-	-	6 852	-	(6)	6 883
Selling, general and administrative expenses	(139)	1 081	-	(5 607)	-	6	(4 659)
Other operating income/(expenses)¹	633	(4)	-	(106)	-	-	523
Profit/(loss) from operations	530	1 077	-	1 139	-	-	2 747
Net finance income/(expense)¹	(588)	(1 496)	18	(891)	248	-	(2 709)
Income tax expense	(83)	129	(4)	(76)	(9)	-	(43)
Profit/(loss)	(141)	(290)	14	172	240	-	(5)
Income from subsidiaries	5 995	408	-	236	869	(7 509)	-
Profit of the period	5 855	118	14	408	1 109	(7 509)	(5)

Income Statement For the year ended 31 December 2023 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Revenue	473	-	-	13 260	-	(52)	13 682
Cost of sales	(456)	-	-	(6 330)	-	47	(6 739)
Gross profit	17	-	-	6 930	-	(5)	6 943
Selling, general and administrative expenses	88	1 128	-	(5 889)	5	5	(4 664)
Other operating income/(expenses)¹	132	(4)	-	(285)	1	-	(157)
Profit/(loss) from operations	237	1 124	-	756	6	-	2 122
Net finance income/(expense)¹	(943)	(801)	16	(73)	(93)	-	(1 894)
Income tax expense	(11)	(85)	(5)	(179)	(20)	-	(299)
Profit/(loss)	(717)	238	11	504	(108)	-	(71)
Income from subsidiaries	6 058	761	-	257	421	(7 497)	-
Profit of the period	5 341	999	11	761	314	(7 497)	(71)

1	Other operating income/(expenses) and Net finance income/(expense) include exceptional items.

F-
79

Statement of Financial Position As at 31 December 2024 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Due from subsidiaries	11 779	8 792	3 472	39 257	6 629	(15 415)	54 513
Other non-current assets	103 542	102 143	1	124 340	27 309	(295 233)	62 104
Total non-current assets	115 321	110 935	3 473	163 597	33 938	(310 648)	116 617

Due from subsidiaries	2 373	94	459	8 162	1 338	(6 757)	5 669
Other current assets	251	116	8	1 598	3 327	-	5 301
Total current assets	2 625	210	467	9 760	4 666	(6 757)	10 971

Total equity	78 237	50 936	405	132 668	28 542	(295 233)	(4 445)

Due to subsidiaries	15 265	23 444	-	11 080	484	(15 415)	34 858
Other non-current liabilities	22 647	25 920	3 443	24 256	64	-	76 330
Total non-current liabilities	37 912	49 364	3 443	35 336	548	(15 415)	111 188

Due to subsidiaries	181	10 295	5	1 908	3 827	(6 757)	9 459
Other current liabilities	1 617	550	88	3 445	5 686	-	11 385
Total current liabilities	1 798	10 845	93	5 353	9 513	(6 757)	20 844

Statement of Financial Position As at 31 December 2023 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Due from subsidiaries	12 812	19 682	3 762	48 907	5 200	(23 405)	66 958
Other non-current assets	111 216	81 459	4	126 096	16 155	(273 481)	61 448
Total non-current assets	124 028	101 141	3 766	175 003	21 355	(296 886)	128 407

Due from subsidiaries	3 240	8 146	448	915	14 744	(10 793)	16 700
Other current assets	234	129	-	1 870	254	-	2 487
Total current assets	3 474	8 275	448	2 784	14 998	(10 793)	19 187

Total equity	81 848	50 663	391	111 217	20 300	(273 481)	(9 062)

Due to subsidiaries	20 852	27 427	-	26 230	526	(23 405)	51 631
Other non-current liabilities	21 255	28 618	3 745	25 848	115	-	79 581
Total non-current liabilities	42 108	56 046	3 745	52 077	641	(23 405)	131 212

Due to subsidiaries	277	2 079	1	11 021	9 236	(10 793)	11 821
Other current liabilities	3 270	628	77	3 473	6 175	-	13 622
Total current liabilities	3 547	2 706	78	14 494	15 411	(10 793)	25 444
33. Events after the reporting date
None.

F-
8
0

34. AB InBev companies
The most important AB InBev companies included in the consolidation scope are listed below. The complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1,
B-3000
Leuven, Belgium. The address of the registered office of the company is Grand Place 1, 1000 Brussels, Belgium.
LIST OF THE MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

Name and registered office of the fully consolidated companies	% economic interest as at 31 December 2024

Argentina
Cerveceria y Malteria Quilmes Saica Y G - Charcas 5160 - C1425BOF - Buenos Aires	61.63%

Belgium
Anheuser-Busch InBev SA/NV - Grand Place 1 - 1000 - Brussels	Consolidating
Brasserie de l’Abbaye de Leffe S.A. - Place de l’Abbaye, 1 - 5500 - Dinant	98.54%
Brouwerij van Hoegaarden N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00%
Cobrew N.V - Brouwerijplein 1, 3000 - Leuven	100.00%
InBev Belgium BV/SRL - Boulevard Industriel, 21 - 1070 Anderlecht	100.00%

Bolivia
Cervecería Boliviana Nacional S.A. - Av. Montes 400 & Calle Chuquisaca No. 121, Zona Challapampa - La Paz	52.69%

Botswana
Kgalagadi Breweries (Pty) Ltd - Grant Thornton Business Services, Plot 50370, Acumen Park, Fairgrounds - Gaborone¹	31.06%

Brazil
Ambev S.A. - Rua Dr. Renato Paes de Barros 1017, 3° Andar Itaim Bibi - São Paulo	61.74%

Canada
Labatt Brewing Company Limited - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.74%

Chile
Cerveceria Chile S.A - Av. Presidente Eduardo Frei Montalva 9600, Quilicura - 8700000 Santiago de Chile	61.74%

China
Anheuser-Busch Inbev (China) Sales Company Limited - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	87.22%
Anheuser-Busch InBev (Wuhan) Brewing Co., Ltd. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	84.66%
Anheuser-Busch InBev Sedrin Brewery Co., Ltd - No.1 West Xuejin Avenue,Hanjiang District - 351111 - Putian City, Fujian Province	87.22%
Anheuser-Busch InBev Southeast Sales Co., Ltd. - No.1 West Xuejin Avenue, Hanjiang District, Putian, Fujian , P.R.China - 351111 - Putian City, Fujian Province	87.22%
Blue Girl Beer (Guangzhou) Co. Ltd - Units 2101,21/F, Tower A, China International Centre, 33 Zhongshan San Road - 510000 - Guangzhou City	56.69%

Colombia
Bavaria & Cia S.C.A. - Carrera 53 A, No 127 - 35 - 110221 - Bogota	99.04%

Czech Republic
Pivovar Samson s.r.o. - Lidická 458/51, 37001 - České Budějovice	100.00%

Dominican Republic
Cervecería Nacional Dominicana S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 10100 - Santo Domingo 2	59.76%

Ecuador
Cervecería Nacional S.A. - Via a daule km 16,5 y Av. Pascuales S/N y Av. Río Daule - EC090150—Guayaquil, Guayas	95.58%

El Salvador
La Constancia Ltda de C.V. - Avenida Independencia, No 526 - PBX (503) 2209-7555 - San Salvador	100.00%

France
AB InBev France S.A.S. - 1, Place de la Gare, 59800 - Lille	100.00%

1	The group’s shares entitle the holder to twice the voting rights.
2	97% owned by Ambev S.A.

F-
8
1

Germany
Anheuser-Busch InBev Deutschland GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	100.00%
Anheuser-Busch InBev Germany Holding GmbH - Am Deich 18/19 - 28199 - Bremen	100.00%

Ghana
Accra Brewery PLC - 20 Graphic Road, South Industrial Area - Box GP1219 - Accra	61.80%

Honduras
Cervecería Hondureña S.A. de C.V. - Boulevard del Norte - Postal No. 86 - San Pedro Sula	99.61%

Hong Kong
Budweiser Brewing Company APAC Limited - Room 2701, 27/F, Hysan Place, 500 Hennessy Road, Causeway Bay - Hong Kong	87.22%

India
Crown Beers India Private Limited - 510/511, Minerva House, Sarojini Devi Road - 500003 - Secunderabad, Telangana	87.22%
Anheuser Busch InBev India Limited - Unit No.301-302, Dynasty Business Park, 3rd Floor Andheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra	87.07%

Italy
Anheuser-Busch InBev Italia - Piazza Gae Aulenti n. 8, 20154 - Milano	100.00%

Luxembourg
Brasserie de Luxembourg Mousel-Diekirch S.A. - Rue de la Brasserie, 1 - L-9214 - Diekirch	98.30%

Mexico
Cervecería Modelo de México S. de R.L. de C.V. - Cerrada de Palomas 22, 6th Floor, Reforma Social, Miguel Hidalgo, 11650 - Mexico City	100.00%

Mozambique
Cervejas De Moçambique SA - Rua do Jardim 1329 - Maputo	51.47%

Netherlands
AB InBev Africa B.V. - Ceresstraat 1 - 4811 CA - Breda	62.00%
InBev Nederland N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00%

Nigeria
International Breweries PLC - 22/36 Glover Road - Lagos, Ikoyi	68.31%

Panama
Cervecería Nacional S. de R.L. - Complejo Business Park, Costa del Este Torre Oeste, Piso No.2 - Panamá	61.74%

Paraguay
Cervecería Paraguaya S.A. - Ruta Acceso Sur Km 30 s/ Desvío a Villeta N° 825	53.93%

Peru
Compania Cervecera AmBev Peru S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - 25 - Lima	100.00%
Unión de Cervecerías Peruanas Backus y Johnston S.A.A. - Av. Nicolas Ayllon 3986, Ate - 3 - Lima	96.78%

South Africa
SABSA Holdings (Pty) Ltd - 65 Park Lane, Sandown - 2001 - Johannesburg	100.00%
The South African Breweries (Pty) Ltd - 65 Park Lane, Sandown - 2146 - Johannesburg	100.00%

South Korea
Oriental Brewery Co Ltd - 517, Yeongdong-daero, Gangam-gu, Seoul - Asem Tower 8th floor - Seoul	87.22%

Spain
Compañía Cervecera de Canarias S.A. - C/ Mali, 7 (38320 La Laguna - Santa Cruz de Tenerife)	51.03%

Switzerland
Anheuser-Busch InBev International GmbH - Suurstoffi 22 - 6343 - Rotkreuz	100.00%
BEES Global AG - Suurstoffi 22 - 6343 - Rotkreuz	100.00%
Anheuser-Busch InBev International GmbH	100.00%

Tanzania
Tanzania Breweries PLC - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District - Dar es Salaam¹	39.65%

1	The company is consolidated due to the group’s majority shareholders and ability to control the operations.

F-
8
2

Uganda
Nile Breweries Ltd - Plot M90 Yusuf Lule Road, Njeru - P.O. Box 762 - Jinja	61.76%

United Kingdom
AB InBev Holdings Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
AB InBev International Brands Limited - AB InBev House, Church Street West, Woking, Surrey, GU21 6HT	100.00%
AB InBev UK Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI SAB Group Holding Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI UK Holding 1 Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI UK Holding 2 Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%

United States
Anheuser-Busch Americas Holdings LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch Companies LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch InBev Worldwide Inc. - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch International LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch North American Holding LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch America Investments LLC - One Busch Place - MO 63118 - St. Louis	100.00%
AB MAZ Holdings LLC - One Busch Place - MO 63118 - St. Louis	100.00%
MCC Holding Company LLC - One Busch Place - MO 63118 - St. Louis	50.10%

Uruguay
Cerveceria y Malteria Paysandu S.A. - Cesar Cortinas, 2037 - C.P. 11500 Montevideo	61.74%

Vietnam
Anheuser-Busch InBev Vietnam Brewery Co., Ltd - 2 VSIP II-A, Street No. 28 - 820000 - Tan Uyen Town, Binh Duong Province	87.22%

Zambia
Zambian Breweries PLC - Plot No 6438, Mungwi Road - P.O. Box 31293 - Lusaka	54.02%
LIST OF THE MOST IMPORTANT COMPANIES CONSOLIDATED BY APPLYING THE EQUITY METHOD OF ACCOUNTING (ASSOCIATES)

Name and registered office of associates	% economic interest as at 31 December 2024

France
Société des brasseries et glacières internationales S.A. - 2 rue du Colonel Driant, 1er - 75008 - Paris 1	20.00%

Luxembourg
B.I.H. Brasseries Internationales Holding (Angola) Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg 1	27.50%
B.I.H. Brasseries Internationales Holding Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg 1	20.00%

Netherlands
AB InBev Efes B.V. - 1227 Strawinskylaan - 1077XX Amsterdam	50.00%

Turkey
Anadolu Efes Biracilik Ve Malt Sanayii A.S. - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00%

Zimbabwe
Delta Corporation Limited - Sable House, Northridge Close, Borrowdale - P.O. Box BW 343 - Harare	24.48%

1	Related to Castel group.

F-8
3