Form 20-F
period 2025-12-31
Anheuser-Busch InBev SA/NV
filed 2026-03-03
CIK 1668717

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2025
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
Securities registered or to be registered pursuant to Section 12(g) of the
Act
.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,797,199,994 ordinary shares without nominal value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

•

“Beyond Beer” are to our portfolio of alternative beverages which are designed to address evolving consumer tastes and include offerings such as spirits-based ready-to-drink (“RTD”) cocktails, malt-based RTDs, flavored beverages, hard seltzers, spritzers and similar offerings.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and in conformity with IFRS Accounting Standards as adopted by the European Union (“IFRS”). Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025. Unless otherwise specified, all financial information included in this Form 20-F has been stated in U.S. dollars.

-i-

All references in this Form 20-F to (i) “Euro” or “EUR” are to the common currency of the EU, (ii) “U.S. dollar,” “$” or “USD” are to the currency of the United States of America, (iii) “CAD” (Canadian dollar) are to the currency of Canada, (iv) “R$”, “BRL”, “real” or “reais” are to the currency of Brazil, (v) “GBP” (pound sterling) are to the currency of the United Kingdom, (vi) “AUD” (Australian dollar) are to the currency of the Commonwealth of Australia, (vii) “MXN” (Mexican peso) are to the currency of Mexico, (viii) “ZAR” (South African rand) are to the currency of South Africa, (ix) “COP” (Colombian peso) are to the currency of Colombia, (x) “PEN” (Peruvian sol) are to the currency of Peru, (xi) “ARS” (Argentine peso) are to the currency of Argentina, (xii) “CNY” (Chinese yuan) are to the currency of China, (xiii) “DOP” (Dominican peso) are to the currency of the Dominican Republic, (xiv) “KRW” (South Korean won) are to the currency of South Korea, and (xv) “TSh” (Tanzanian shilling) are to the currency of Tanzania.

Unless otherwise specified, volumes, as used in this Form 20-F, include beer and non-beer (primarily carbonated soft drinks, spirits-based beverages and energy drinks) volumes. In addition, unless otherwise specified, our volumes include not only brands that we own or license, but also third-party brands that we brew and sell, and third-party products that we sell through our distribution network. Unless otherwise specified, our volume figures in this Form 20-F reflect 100% of the volumes of entities that we fully consolidate in our financial reporting, but do not include volumes of our associates, joint ventures or non-consolidated entities. Under the principles of IFRS, associates are undertakings in which we have significant influence over the financial and operating policies, but which we do not control, generally evidenced by ownership of between 20% and 50% of the voting rights. A joint venture is an arrangement in which we have joint control, whereby we have rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. For more information on the principles of consolidation under our accounting policies, refer to note 3 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 included in this Form 20-F.

PRESENTATION OF MARKET INFORMATION

Market information (including market share, volume share, market position, brand power of our portfolio, industry data for our brands, operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. The principal sources used include NielsenIQ, Circana, Scentia, TrueData, Frontline, Euromonitor, IWSR, local brewers’ associations and national statistics bureaus. The brand power of our portfolio of beer and non-beer brands is assessed based on data published by Kantar and Kantar BrandZTM. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

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

-ii-

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

•

continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine, and conflicts and developments in the Middle East and Latin America), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on inflationary impacts, and economic and political sanctions;

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

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer preferences, spending and behavior;

•	changes in pricing environments;

-iii-

•	volatility in the availability or prices of raw materials, commodities and energy;

•	damage to our reputation or the image and reputation of our brands;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	climate change and other environmental concerns;

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

Many of these risks and uncertainties are, and will be, exacerbated by geopolitical instability and unpredictability and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

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

-iv-

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

•

We are exposed to risks associated with global, regional and local economic weakness and uncertainty (including those resulting from an economic downturn, recession, foreign exchange, inflationary pressures and/or geopolitical, social or local instability), which could adversely affect our business and operations, the demand for our products and the market price of our Ordinary Shares and ADSs.

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

Risks relating to us and our activities

1. Financial Risks

We are exposed to risks associated with global, regional and local economic weakness and uncertainty (including those resulting from an economic downturn, recession, foreign exchange, inflationary pressures and/or geopolitical, social or local instability), which could adversely affect our business and operations, the demand for our products and the market price of our Ordinary Shares and ADSs.

Downturns in the worldwide economy, due to geopolitical, social or local instability, current and future global tariffs, increases in energy prices, changes in government policies, inflation, public health crises and increased interest rates or other factors, have had, and may continue to have, far reaching adverse consequences across many industries, including the alcohol beverage industry. Our products are sold in over 150 countries worldwide, and our business and financial condition may be adversely affected by unfavorable political or economic developments in any of the countries where our products are made, manufactured, distributed or sold. Reduced government spending and volatility in financial markets and foreign exchange rates may have the effect of further increasing economic uncertainty and eroding the purchasing power of consumers.

Unfavorable macroeconomic conditions in any of our key markets, including the U.S., Mexico, Brazil, Europe and China, may negatively affect our financial performance. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and growth of the legal drinking age population and fall during periods of declining per capita income and growth of the legal drinking age population. Difficult macroeconomic conditions in our key markets, such as decreases in per capita income and level of disposable income driven by inflation and the cost of living, have adversely affected demand for our products in the past. Under difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products, by shifting away from our above core products to lower-priced products offered by us or other companies or by shifting to off-premise from on-premise consumption, which could have a material adverse effect on the demand for our products and may negatively impact our revenues. Moreover, because a sizeable portion of our brand portfolio consists of above core and core beers, our volumes and revenue may be impacted to a greater degree than those of some of our competitors, the sales of which depend less on above core or core brands. For additional information on the categorization of the beer market and our positioning, see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products—Beer.” Softer consumer demand for our products could reduce our profitability and could negatively affect our overall financial performance.

Foreign currency exchange rates against the U.S. dollar have been volatile in the recent past and this volatility may continue, which may place significant pressure on the global economy. Adverse translational currency effects could create volatility in our reported financial results. Additionally, adverse transactional currency effects could impact certain U.S. dollar-denominated products or services that may become more expensive in terms of local currencies if the U.S. dollar appreciates, which could erode the purchasing power of consumers in the countries in which we operate and result in a shift in consumer demand for our products. For additional information on the effect of volatility in respect of foreign currencies on our results, see “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.”

Additionally, some governments have in the recent past turned to trade barriers to protect their domestic industries against foreign imports, respond to protective trade measures imposed by other countries, or manage other economic conditions such as trade deficits. This trend may continue, which could further exacerbate difficult macroeconomic conditions. Governments may also increase regulatory scrutiny of customs, imports and exports, ramp up enforcement efforts, or adopt new or revised regulations. See “—We could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern our operations.” The imposition of global tariffs and possibility of additional tariffs, trade barriers and other changes in trade policies have created uncertainty, which may negatively impact global trade and macroeconomic conditions and increase costs for consumers in addition to negatively impacting demand for our products. Additionally, tariffs implemented by the United States could increase the strength of the U.S. dollar, which may compound the negative impact of changes in foreign currency exchange rates. The situation regarding tariffs and trade policies has been fluid and may continue to change. The extent and duration of tariffs (or other new policies, laws or regulations) and their resulting impact on our business, our industry, or on the purchase ability of consumers globally is uncertain because of the dynamic nature of governmental action and responses and depends on various factors. The continuation or escalation of such trade measures could have a materially adverse effect on our business, financial condition, and results of operations.

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

Although we report our consolidated results in U.S. dollars, in 2025, we derived 75% of our revenue from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the U.S. dollar will affect our consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for our reporting purposes, as we cannot hedge against translational exposures. Decreases in the value of our operating companies’ functional currencies against the U.S. dollar will tend to reduce those operating companies’ contributions in dollar terms to our financial condition and results of operations.

During 2025, the closing exchange rate of several currencies, such as the Brazilian real, the Colombian peso, the Euro, the Mexican peso, the Peruvian sol and the South African rand appreciated against the U.S. dollar. During the same period, the average exchange rate of several currencies, such as the Brazilian real and the Mexican peso, and the closing exchange rate of the Argentine peso, depreciated against the U.S. dollar. Our total consolidated revenue was USD 59.3 billion for the year ended 31 December 2025, a decrease of USD 0.4 billion compared to the year ended 31 December 2024. The negative impact of unfavorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2025 was USD 1.3 billion, primarily as a result of the currency translation effects from the Argentine peso, Brazilian real and the Mexican peso.

Significant changes in the value of foreign currencies relative to the U.S. dollar could adversely affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our results of operations and profitability. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024” for further details on the impact of currency translation effects on our results of operations.

In addition to currency translation risk, we incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than its respective functional currency, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedging policies in place to manage commodity price and foreign currency risks to protect our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure. Derivative financial instruments and contractual terms can protect against currency fluctuations in the short term to some extent. However, derivatives and contractual arrangements expire and upon expiry are subject to renegotiation and therefore cannot provide complete protection over the medium or longer term. If we are unable to adequately manage the risks inherent in such volatility, including if our hedging and derivative arrangements do not effectively or completely hedge against foreign currency risks, our results of operations may be adversely impacted.

Further, our consumers in foreign markets may also face currency transaction risks as a result of significant changes in the value of foreign currencies relative to the U.S. dollar, including higher costs of living and an erosion of purchasing power, which could lead to a negative shift in consumer demand for our products.

Much of our debt is denominated in U.S. dollars, while a significant portion of our cash flows is denominated in currencies other than the U.S. dollar. From time to time we enter into financial instruments to mitigate currency risk, but these transactions and any other efforts taken to better match the effective currencies of our liabilities to our cash flows could result in increased costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments,” note 27 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025, for further details on our approach to hedging commodity price and foreign currency risk.

Our business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences.

The broader geopolitical and economic consequences of the ongoing conflict between Russia and Ukraine, and conflicts and developments in the Middle East and Latin America, could have the effect of heightening other risks described in this Form 20-F, including, but not limited to, adverse effects on economic and political conditions in our key markets, further disruptions to global supply chains and increases in commodity and energy prices with follow-on global inflationary impacts, additional sanctions and restrictive measures, increased risk of cyber incidents or other disruptions to our information systems, which could materially adversely affect our business and operations. See also “—We are exposed to risks associated with global, regional and local economic weakness and uncertainty (including those resulting from an economic downturn, recession, foreign exchange, inflationary pressures and/or geopolitical instability), which could adversely affect our business and operations, the demand for our products and the market price of our Ordinary Shares and ADSs”, “—Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and increases in tariffs on such raw materials and commodities could have an adverse effect on our results of operations”, “—If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could adversely impact our reputation, our sales or our profitability”, and “Cybersecurity incidents and other disruptions to our information and operational technology systems, or in our supply chain, could damage our reputation and we could experience a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny” for details regarding the impact military conflicts have had, and may continue to have, on our business and operations. The ultimate impact of these disruptions depends on events beyond our knowledge or control, including the scope and duration of the conflict and actions taken by parties other than us to respond to them, and cannot be predicted.

Our business, financial performance and results of operations have been adversely affected by the ongoing conflict between Russia and Ukraine. On 22 April 2022, we announced our decision to sell our non-controlling interest in the AB InBev Efes joint venture, in which we own a 50% non-controlling stake and which we do not consolidate, and that we were in active discussions with Anadolu Efes, the controlling shareholder of AB InBev Efes, to acquire that interest. We derecognized the investment in AB InBev Efes and reported a USD 1,143 million non-cash impairment charge in exceptional share of results of associates as of 30 June 2022. On 23 October 2024, we announced that we and Anadolu Efes agreed Anadolu Efes would acquire our interest in the Russian business and we would acquire the interest of Anadolu Efes in the Ukraine business. The transaction, including the purchase price and other terms, was subject to required regulatory and governmental approvals which were not obtained. On 30 December 2024, a Russian decree was issued which placed the AB InBev Efes Russian operations under temporary management. As of 31 December 2024, the investment in AB InBev Efes remains classified as a non-current asset held for sale. There can be no assurances on the status of our investment in AB InBev Efes.

In connection with the ongoing conflict between Russia and Ukraine, the U.S. government, the European Commission and the authorities of certain other jurisdictions in which we operate have imposed sanctions on certain individuals and organizations in Russia, controls on exports to Russia covering a wide range of products and services, and restrictions on U.S., EU and other nationals carrying out certain activities in Russia or in support of Russian businesses. As a result of the conflict and international reactions thereto, Russian authorities have also imposed various economic and financial restrictions, including significant currency control measures aimed at restricting the outflow of foreign currency and capital and restrictions on transacting with non-Russian parties. The implementation or expansion of these economic sanctions, trade restrictions, export and currency controls and other restrictive measures, including the temporary management of the AB InBev Efes Russian operations, have made it difficult for us to divest our non-controlling interest in AB InBev Efes or influence the operations of AB InBev Efes and for AB InBev Efes to remit cash from Russia to other jurisdictions. Any failure to comply with applicable sanctions and restrictions could subject us to regulatory penalties and reputational risk. The foregoing developments have had, and may continue to have, an adverse impact on our business, financial performance and results of operations, and could result in damage to our reputation.

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

Although we have decreased our level of debt in recent years, our level of outstanding debt could have significant consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•

limiting our ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of our assets and opportunities fully;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	impairing our ability to obtain additional financing in the future, or requiring us to obtain financing involving restrictive covenants;

•	requiring us to issue additional equity (possibly under unfavorable conditions), which could dilute our existing shareholders’ equity;

•	limiting our ability to pay dividends or pursue other capital distributions to shareholders; and/or

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

In addition, ratings agencies may downgrade our credit ratings below their current levels. As of the date of this Form 20-F, our credit rating from Standard & Poor’s (“S&P”) Global Ratings was A- for long-term obligations and A-2 for short-term obligations, with a positive outlook, and our credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a positive outlook. Any credit rating downgrade could materially adversely affect our ability to finance our ongoing operations, including by increasing our cost of borrowing and significantly harming our financial condition, results of operations and profitability, including our ability to refinance our other existing indebtedness.

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

Our ability to repay and renegotiate our outstanding indebtedness will depend upon market conditions. Global credit markets have in the past experienced significant price volatility, dislocations and liquidity disruptions that caused the cost of debt financings to fluctuate considerably. The markets also put downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength.

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

To a large extent, we are organized as a holding company and our operations are carried out through subsidiaries. In particular, 26.6% (USD 15.8 billion) of our total revenue of USD 59.3 billion in 2025 came from our Brazilian listed subsidiary, Ambev, which is not wholly owned and is listed on the São Paulo Stock Exchange and the New York Stock Exchange (“NYSE”). Furthermore, 9.7% (USD 5.8 billion) of our total revenue of USD 59.3 billion in 2025 came from our Asia Pacific listed subsidiary, Budweiser Brewing Company APAC Limited (“Budweiser APAC”), which, since September 2019, is not wholly owned and is listed on the Hong Kong Stock Exchange.

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

The supply and price of raw materials and commodities used for the production of our products can be affected by a number of factors beyond our control, including the level of crop production around the world, inflation, global geopolitical events, including war and other conflicts, energy prices, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, currency fluctuations, governmental regulations and legislation affecting agriculture, tariffs and trade agreements among producing and consuming nations, extreme weather conditions, natural disasters, health epidemics, pandemics or other disease outbreaks, economic factors affecting growth decisions, political developments, various plant diseases and pests. See also “—We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties or their failure to meet their obligations to us could negatively affect our business.”

We cannot predict future availability or prices of the raw materials or commodities required for our products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations, including as a result of inflationary pressures, the ongoing conflict between Russia and Ukraine, conflicts and developments in the Middle East and Latin America, increased energy prices, public health crises, fluctuations in currency exchange rates, constraints on sourcing or the quality of crops and increases in tariffs on such raw materials and commodities. The foregoing may affect the price and availability of raw materials and commodities that we use to manufacture our products and the packaging materials in which our products are packaged, including cans and bottles. Likewise, disruptions or constraints in the availability of shipping or transportation services may affect the price or availability of raw materials or commodities required for our products, and may adversely affect our operations. We experienced higher commodity and logistics costs in recent years which may continue. We may not be able to increase our prices to offset these increased costs or increase our prices without experiencing reduced volume, revenue and operating income.

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

In addition, contractual restrictions and the regulatory environment of many markets may make it very difficult to change distributors and, in some markets, we may be prevented or restricted from acquiring interests in wholesalers or distributors (for example, see “—Our failure to satisfy our obligations under the SAB settlement agreement could adversely affect our financial condition and results of operations.”). In certain cases, poor performance by a distributor or wholesaler is not a sufficient reason for replacement. Such distributors could engage in practices that harm our reputation as consumers look to us for the quality and availability of our products. Our consequent inability to replace unproductive or inefficient distributors could adversely impact our business, results of operations and financial condition.

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

We seek to limit our exposure to market fluctuations in the price and supply of these raw materials by entering into medium- and long-term fixed-price arrangements. Although we generally have multiple suppliers of raw materials and packaging materials, the termination of or any material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet its contractual obligations to us or otherwise deliver materials consistent with current usage, including as a result of sourcing constraints, disruptions in its supply chain or other difficulties, would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices or lower quality than those agreed with the original supplier. We may also be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations or our internal policies, or fails to meet certain quality standards. These factors could have a material impact on our production, distribution and sale of beer and non-beer products and have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

We face several challenges inherent to these various culturally and geographically diverse business interests. For more information, see “—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.” Although we work with our associates on the implementation of appropriate processes and controls, we also face additional risks and uncertainties with respect to these minority investments because we may be dependent on systems, controls, governance structures and personnel that are not under our control, such as the risk that our associates may violate applicable laws and regulations or be subject to disruptions in operations, which could have an adverse effect on our business, reputation, results of operations and financial condition. For more information, see “—If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could adversely impact our reputation, our sales or our profitability.”

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

We entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB on 20 July 2016. As part of this consent decree, we agreed, among other things, (i) not to acquire control of a distributor if doing so would result in more than 10% of our U.S. annual volume being distributed through majority-owned distributorships in the U.S. and (ii) to notify the U.S. Department of Justice at least 30 days prior to the consummation of any acquisition of a beer brewer, importer, distributor or brand owner deriving more than USD 7.5 million in annual gross revenue from beer sold for further resale in the United States or from license fees generated by such sales, subject to certain exceptions. The consent decree was approved and entered by the U.S. federal district court in the District of Columbia on 22 October 2018. The consent decree will expire on 20 July 2026 (ten years after the U.S. Department of Justice filed its complaint). Our compliance with our obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. Were we to fail to fulfill our obligations under the settlement, whether intentionally or inadvertently, we could be subject to monetary fines or other penalties. Our obligations under the settlement agreement may also adversely impact our U.S. operations.

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

A substantial proportion of our operations are carried out in developing markets, representing approximately 65% of our 2025 revenue, which include Argentina, Bolivia, Botswana, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Ghana, Guatemala, Honduras, India, Lesotho, Mexico, Mozambique, Namibia, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Uruguay, Vietnam and Zambia.

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

These various factors could adversely impact our business, results of operations and financial condition. Moreover, the economies of developing countries are often affected by developments in other developing market countries and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which we operate. For example, any adverse economic developments in China may have a significant impact on economies elsewhere in the world. Furthermore, a majority of developing markets where we have operations are situated in Latin America. Global beer volumes are over-indexed in Latin America relative to other categories of consumer products, and our beer volumes are over-indexed in Latin America relative to the beer industry. Due to our geographic mix, unfavorable conditions in developing markets or factors impacting developing markets could affect us more than certain of our competitors, and any general decline in developing markets as a whole could impact us disproportionately compared to our competitors with less exposure to developing markets.

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

Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and tastes change. Such preferences can change rapidly and in unpredictable ways due to a variety of factors, including changes in prevailing economic conditions, changing social norms and attitudes regarding alcohol beverages, betterment trends and changing dietary preferences (including increased adoption of weight-loss drugs to reduce consumption overall or change consumption patterns), changes in consumer tastes, changing dietary guidance and warning label requirements from public health bodies, changes in social habits and leisure activity patterns or negative publicity resulting from regulatory action or litigation against us or comparable companies; for more information see “—Negative publicity and public advocacy regarding perceived or potential health risks, as well as changes in related government regulation, may harm our business.” Furthermore, developments in the regulatory frameworks governing the usage of cannabis could result in shifts in consumer preference and the impact that cannabis legalization could have on alcohol sales remains unclear.

Competition with brewers and producers of alternative beverages in our various markets and an increase in the purchasing power of participants in our distribution and sales channels could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures and/or prevent us from increasing prices to recover higher costs, thereby causing us to reduce margins or lose market share. Further, we may not be able to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing. Our marketing, promotional and advertising programs may not be successful in reaching consumers in the way we intend. Furthermore, innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than we can to emerging trends, such as the growth of the spirit-based ready-to-drink (“RTD”) category in certain markets.

In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, due to a rapidly evolving digital landscape. Our business could be negatively affected if we are unable to anticipate changing consumer preferences for digital platforms or fail to continuously strengthen and evolve our capabilities in digital commerce, marketing and data analytics (including artificial intelligence). The success of our digital commerce activities depends in part on our ability to attract retailers, consumers and wholesalers to use our platforms and retain these relationships, which may be impacted by regulatory requirements, competitive pressures and other factors beyond our control. Furthermore, the development of artificial intelligence initiatives is complex and uncertain, and presents various risks and uncertainties, including those related to cybersecurity, data privacy, inaccuracies, bias or discrimination and intellectual property infringement. If we were to fail to successfully or effectively implement artificial intelligence initiatives, or we encounter other deficiencies or failures in such initiatives, this could put us at a competitive disadvantage and result in legal and regulatory risk, and brand or reputational harm. For more information regarding our digital commerce activities, please see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products— Digital Transformation”.

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

In recent years, there has been public and political attention directed at the soft drinks and alcohol beverage industries as a result of an increasing emphasis on health and well-being. Concerns about the perceived or potential health consequences of consuming alcohol beverages and increased activity from activists, activist groups, public figures, public health organizations and other governmental and regulatory bodies advocating for measures designed to reduce the consumption of alcohol beverages and addressing the public regarding health and alcohol consumption may reduce demand for alcohol beverages generally, negatively impact investor perception of our industry or result in legal proceedings, which could adversely affect our share price or our profitability. See “—We are exposed to the risk of litigation, claims and disputes, which may cause us to pay significant damage awards and incur other costs.”

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

We are now and may in the future be party to legal proceedings and claims and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and “Item 5. Operating and Financial Review—G. Contractual Obligations and Contingencies—Contingencies” and note 29 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025, for a description of certain material contingencies which we believe are reasonably possible (but not probable) to be realized. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

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

Our business is highly regulated in many of the countries in which we or our licensed third parties operate. The regulations adopted by the authorities in these countries govern many parts of our operations, including brewing, marketing and advertising (in particular to ensure our advertising is directed to individuals of legal drinking age), consumer promotions and rebates, environmental protection, workplace safety, transportation, distributor and retailer relationships, retail execution, imports and exports, sales, data privacy and artificial intelligence. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties or loss of operating licenses, which may have a material adverse impact on our ability to operate our businesses in these markets.

We are also routinely subject to new or modified laws and regulations with which we must comply in order to avoid claims, fines and other penalties, which could adversely impact our business, results of operations and financial condition. Factors such as increased economic and political pressures, including on global trade, may also contribute to increased investigation and enforcement efforts by regulatory authorities or an increase in new regulation. Breach of any of these laws or regulations can lead to significant fines and/or damage to our reputation, as well as significantly restrict our ability to deliver on our digital productivity and growth plans. The legal and regulatory landscape for certain new technologies, such as artificial intelligence, is uncertain and evolving, and our compliance obligations could increase our costs or limit how we may use these technologies.

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

In addition to excise taxes, additional charges may be levied in relation to tax stamps and other forms of fiscal marking. Costly and ineffective fiscal marking systems have in the past been introduced in certain markets. The cost of these marking schemes could adversely affect our businesses in the relevant countries (including their profitability).

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

We are also subject to regular reviews, examinations and audits by tax authorities in the jurisdictions in which we operate. Factors such as increased economic and political pressures to increase tax revenues have contributed to an increase in audit activity (including in respect of prior tax assessments), tax authorities taking increasingly opposing positions in their interpretation and enforcement of tax laws, more time and difficulty to resolve any audits or disputes and an increase in new tax legislation. Although we believe our tax estimates, methodologies and positions are reasonable and consistent with applicable law, significant judgment is required to evaluate applicable tax obligations and tax authorities may disagree with our judgments or may take opposing positions with respect to the judgments we make. For a discussion of any material outstanding tax cases, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Belgian Tax Matters” and “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and Its Subsidiaries—Tax Matters.” A tax authority’s final determination in the event of a tax audit could materially differ from our tax provisions and accruals or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have an adverse effect on our business, results of operations and financial condition.

We are exposed to antitrust and competition laws in certain jurisdictions and the risk of changes in such laws or in the interpretation and enforcement of existing antitrust and competition laws. In addition, in connection with our previous acquisitions, various regulatory authorities have previously imposed conditions with which we are required to comply.

We are subject to antitrust and competition laws in the jurisdictions in which we operate. Consequently, we are and may be subject to regulatory scrutiny in certain of these jurisdictions, and have been, and may in the future be, involved in investigations initiated by the local authorities. For example, our Brazilian subsidiary, Ambev, is subject to regulatory scrutiny from antitrust authorities in Brazil, Argentina, Bolivia, Uruguay, Paraguay, Panama, the Dominican Republic and Canada, and has been, and may in the future be, involved in proceedings initiated by local antitrust authorities, clients, competitors and other third parties alleging violations of antitrust laws. There can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation and/or enforcement of existing antitrust or competition laws or competition laws related to digital platforms by competent authorities, civil antitrust litigation by private parties, or any agreements with competent antitrust or competition authorities, against us or our subsidiaries, including Ambev, will not affect our business or the businesses of our subsidiaries in the future or have a financial impact. For more information regarding antitrust investigations involving the Company, please see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Anheuser-Busch InBev SA/NV—Antitrust Matters”.

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

As a global brewer, we also operate our business and market our products in certain countries that may be subject to export control regulations, embargoes, economic sanctions and other forms of trade restrictions imposed by the United States, the European Union, the United Nations and other participants in the international community. In addition, certain of our associates also operate their business and market their products in countries subject to trade restrictions. For example, our subsidiary Ambev operates an indirect joint venture in Cuba with the Government of Cuba. See “—Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its indirect joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operation in Cuba may adversely affect our reputation and the liquidity and value of our securities.” The global reach of our operations also exposes us to risks associated with changes in tariffs or other trade measures. For more information regarding the risks to our business and operations posed by such measures, see “—We are exposed to risks associated with global, regional and local economic weakness and uncertainty (including those resulting from an economic downturn, recession, inflationary pressures and/or geopolitical instability), which could adversely affect our business and operations, the demand for our products and the market price of our Ordinary Shares and ADSs.” and “—Fluctuations in foreign currency exchange rates may lead to volatility in our results of operations.”

In connection with the ongoing conflict between Russia and Ukraine, the U.S. government, the European Commission and the authorities of certain other jurisdictions in which we operate, have imposed sanctions and other restrictive measures against Russia. See “—Our business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences” for more information regarding sanctions imposed against Russia and Russia’s response thereto. New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Cuba, Iran or other countries in which we or our associates do business may curtail our existing business and may result in serious economic challenges in these geographies, which could have an adverse effect on our associates’ operations, and may result in impairment charges on goodwill, other intangible assets or investments in associates.

Our subsidiary Ambev operates a joint venture in Cuba, in which the Government of Cuba is its indirect joint venture partner. Cuba remains subject to comprehensive economic and trade sanctions by the United States and Ambev’s operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

Cerbuco Brewing Inc., (“Cerbuco”), a subsidiary of our subsidiary Ambev, owns a 50% equity interest in Cervecería Bucanero S.A., a Cuban company in the business of producing and selling beer. Consequently, we indirectly own, through our subsidiary Ambev, a 50% equity interest in Cervecería Bucanero S.A. The remaining 50% equity interest is owned indirectly by the Government of Cuba through Corporación Alimentaria, S. A. Cervecería Bucanero S.A. is operated as a joint venture in which Cerbuco appoints the general manager. In 2021, Cerbuco initiated arbitration proceedings regarding potential breach of certain obligations relating to the joint venture. For more information regarding the arbitration proceedings, please see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—Ambev and its Subsidiaries—Cerbuco Brewing Arbitration”.

Cervecería Bucanero S.A.’s main beer brands are Bucanero, Cristal and Mayabe. In 2025, Cervecería Bucanero S.A. sold 1.24 million hectoliters of beer, representing about 0.2% of our global volume of 561.1 million hectoliters for the year. Although Cervecería Bucanero S.A.’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not in the United States).

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

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, copyrights, domain names, trade secrets and know-how. We have been granted numerous trademark registrations and patents covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot be sure that trademark registrations and patents will be issued with respect to any of our applications. There is also a risk that we could, by omission, fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us.

Although we have endeavored to take appropriate action to protect our portfolio of intellectual property rights (including patent applications, trademark registrations, copyrights, trade secrets, domain names and ongoing enforcement actions), we cannot be certain that the steps we have taken will be sufficient, that third parties will not infringe upon or misappropriate our proprietary rights, or that governments will protect or enforce our rights. Moreover, some of the countries in which we operate offer less effective intellectual property protection than is available in Europe or the United States. If we are unable to protect our proprietary rights against infringement or misappropriation (including as result of developments in artificial intelligence technologies), it could have a material adverse effect on our business, results of operations, cash flows or financial condition and, in particular, on our ability to develop our business.

An impairment of goodwill or other intangible assets could adversely affect our financial condition and results of operations.

Our accounting policy considers brands and distribution rights for our own products as intangible assets with indefinite useful lives, which are tested for impairment on an annual basis (or more often if an event or circumstance indicates that an impairment loss may have been incurred) and not amortized. As of 31 December 2025, our total goodwill amounted to USD 117.9 billion and our intangible assets with indefinite useful lives amounted to USD 38.5 billion. However, if our businesses do not develop as expected, we may be required to record future goodwill impairment charges which could have an adverse effect on our results of operations and financial conditions.

7. Other risks related to our business

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect our business or operations, including the availability of key production or supply chain inputs.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could have an adverse impact on global temperatures, weather and precipitation patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities necessary for our products, such as barley, hops and rice. In addition, social attitudes, customer preferences and investor sentiment regarding environmental and energy policies are increasingly polarized, and as a result we may be subject to public criticism or face pressure from our shareholders, regulators, suppliers, customers or consumers to make varying changes in how we address environmental concerns, which may require us to incur increased costs and expose us to regulatory inquiry or legal action, including actions related to any environmental claim or disclosure.

Changes in precipitation patterns and the frequency of extreme weather events may affect our water supply and physical operations, and the supply of necessary agricultural crops. In the event that climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality, the price of water may increase in certain areas and certain jurisdictions may adopt regulations restricting the use of water or enact other unfavorable changes to applicable water-related taxes and regulations. Such measures, if adopted, could lead to increased regulatory pressures, production costs or capacity constraints. In addition, governmental authorities in various countries have proposed, and are likely to continue to propose, legislative and regulatory initiatives to reduce or mitigate the impacts of climate change on the environment. Public expectations for reductions in greenhouse gas emissions or adoption of legal and regulatory requirements designed to address climate change could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment. We announced our 2025 Sustainability Goals focused on smart agriculture, water stewardship, circular packaging and climate action and an ambition to achieve net zero emissions across our value chain by 2040. While we did not achieve some of our goals by 2025, our work in these areas is ongoing. For further details please see “Item 4. Information on the Company—B. Business Overview—13. Social and Community Matters—Improving environmental resilience and promoting inclusive growth.” There is no assurance that we will achieve any of our goals or ambitions relating to sustainability or that our initiatives will achieve their intended outcomes. If we fail to achieve these goals or ambitions for any reason, there is a risk of reputational damage. As a result of the foregoing factors, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

Our sustainability reporting is subject to the European Union Corporate Sustainability Reporting Directive (CSRD) and considers key non-financial indicators and guidance from frameworks such as the Sustainability Accounting Standards Board (SASB), the United Nations (UN) Guiding Principles reporting framework, the Task Force on Climate-related Financial Disclosure (TCFD) and the relevant United Nations Sustainable Development Goals (SDGs). We are required to report greenhouse gas emissions, energy data and other related information to a variety of entities, and to comply with the wider obligations of the European Union Emissions Trading Scheme. In addition, regulators in various jurisdictions in which we operate, have recently focused efforts on increased disclosures and due diligence obligations related to sustainability matters, including mitigation of climate change and human rights concerns, and these regulations (if adopted) could expand the nature, scope and complexity of matters that we are required to control, assess and report and we may be required to make additional investments and implement new practices and reporting processes, all entailing additional compliance risk. Disparate and evolving standards for considering, identifying, measuring, and reporting sustainability metrics, including sustainability-related disclosures that may be required by European and other regulators, could significantly increase compliance burdens and associated regulatory and reporting costs and complexity. If we are unable to measure, track and disclose information accurately and in a timely manner, we could be subject to civil penalties for non-compliance in the various jurisdictions in which we operate. In addition, the need for us to comply with the European Union Emissions Trading Scheme could result in increased operational costs if we are unable to meet our compliance obligations and exceed our emission allocations.

Our operations are subject to environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability that might adversely affect our operations. The environmental regulatory landscape in certain markets in which we operate is becoming stricter, with a greater emphasis on enforcement. While we have continuously invested in reducing our environmental risks and budgeted for future capital and operating expenditures to maintain compliance with applicable environmental laws and regulations, there can be no assurance that we will not incur a substantial environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future.

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

Our United States organization has approximately 5,100 hourly brewery workers represented predominantly by the International Brotherhood of Teamsters, but also by other unions with respect to specific classifications of employees at certain locations. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and their respective unions. The collective bargaining agreement between us and the Teamsters is in effect from 1 March 2024 through 28 February 2029. Approximately 1,150 hourly employees at certain company-owned distributorships and packaging plants are also represented by the Teamsters or other unions.

Cybersecurity incidents and other disruptions to our information and operational technology systems, or in our supply chain, could damage our reputation and we could experience a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.

Like most major corporations, we rely on information and operational technology systems, networks and services (“information systems”) to support our business processes and activities, including procurement and supply chain, manufacturing, sales, human resources management, distribution and marketing. We also rely on these information systems to collect, process, transmit and store large amounts of electronic data, including, but not limited to, sensitive, confidential or personal information of customers and consumers, to enable the operation and management of our business, including, but not limited to, internal and external communications, to provide services and to manufacture and distribute the products that we sell. These systems, including those fully or partially outsourced to or operated or maintained by third parties, including our suppliers, distributors, contractors, joint venture partners and other external business partners, and by others on which they rely, may be vulnerable to a variety of threats that can compromise the confidentiality, integrity or availability of our data or information systems or information about our company, customers, operations and employees that we may share with vendors that assist with certain aspects of our business. Additionally, e-commerce, including direct sales to customers and consumers, has become increasingly integrated in our operations and contributes significantly to our sales and revenues. For more information regarding our digital commerce activities, please see “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products— Digital Transformation”. Such digitization initiatives increase the amount of information that we process and maintain and therefore increase our potential exposure to a security incident impacting our information systems.

The risks associated with informational and operational technology incidents have increased in recent years given the increased prevalence of remote work arrangements, the increasing sophistication of cybersecurity attacks, and may be further heightened by geopolitical tensions and conflicts, and the use of third-party vendors. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse or unavailability of, information systems, including those of third parties, could result in operational and supply chain disruptions, violations of data privacy laws and regulations, legal claims or proceedings, regulatory penalties, damage to our reputation or our competitive advantage, inability to meet contractual obligations, disruptions to the deployment and/or execution of our events, loss of opportunities to acquire or divest businesses or brands and loss of ability to commercialize products developed through research and development efforts, and, therefore, could have a negative impact on net operating revenues. Other potential threats to our data and information systems include, but are not limited to, natural disasters, physical attacks, telecommunications failures, power outages, unintentional or malicious actions of employees or contractors, computer viruses, hackers, phishing attempts, cyber-attacks, malware and ransomware attacks. Further, the sophistication of cybersecurity threat actors continues to evolve and grow, including the risks associated with the use of emerging technologies, such as artificial intelligence, for nefarious purposes. As we use artificial intelligence to improve detection of cybersecurity threats, attackers also leverage it to make tactics such as identity theft more sophisticated and difficult to detect. Resulting technology disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition.

In addition, our reliance on shared services centers for an increasing number of services important to conducting our business, including accounting, internal control, human resources and IT services, means that any technology disruption could impact a large portion of our business within the operating regions served. Any changes to or transitions of processes to, from or within shared services centers could lead to business disruptions, loss of sensitive, personal or confidential data, and other harms. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of, or failure to attract new customers, lost revenues resulting from the disruption or shutdown of computer systems, unexpected failure of devices and software in use by our IT platforms, operations or supply chain disruptions, alteration, corruption or loss of accounting, financial or other data on which we rely for financial reporting and other purposes, which could cause errors or delays in our financial reporting, or the loss of or damage to intellectual property.

We take various actions with the aim of minimizing the likelihood and impact of cybersecurity attacks and other disruptions to our information systems, such as investing in cyber defense solutions, conducting internal and external assessments, leveraging new technologies to improve threat detection, building and implementing business continuity plans and reviewing risk management processes. Our third-party partners and enterprise customers of the BEES business, which is operated by our wholly-owned subsidiary, also increasingly demand rigorous contractual provisions regarding privacy, cyber security, data governance, data protection and confidentiality, which may also increase our overall compliance burden. Likewise, we may seek to impose contractual provisions on our third-party partners requiring security measures aimed at mitigating such cybersecurity threats. Regardless of such measures, we may experience financial and reputational damage because of the impact of any such cybersecurity incident, including business disruption, an inability to meet contractual obligations or lost or misappropriated confidential information belonging to us, our current or former employees, our customers or suppliers, or consumers or other data subjects. As a result of any such incident, we may also become exposed to legal action and increased regulatory oversight. We could also be required to spend significant financial and other resources to investigate and remedy the damage caused by a security breach or to repair or replace networks and information systems.

While we continue to invest in prevention, detection, and response systems, no information system can be entirely free of vulnerability to attack, failure, or compromise. During the normal course of business, we have experienced and continue to expect to experience attempted breaches of our information systems and other cybersecurity incidents from time to time. In 2025, as in previous years, we experienced several cybersecurity incidents and other disruptions to our information systems. None of these incidents and systems disruptions, including those reported to us by our third-party partners, had a material impact on our business or operations or resulted in material unauthorized access to our data or our customers’ data.

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

Our business and operating results could be negatively impacted by natural, social, technical or physical risks such as a widespread health emergency such as the COVID-19 pandemic (or concerns over the possibility of such an emergency), earthquakes, extreme weather conditions, hurricanes, typhoons, flooding, fire, water scarcity, power loss, loss of water supply, telecommunications and information technology system failures, cyberattacks, labor disputes, political or social instability, military conflict and uncertainties arising from terrorist attacks.

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

Furthermore, we enter into equity swap derivatives to hedge the price risk on our shares in connection with our share-based payment programs and also hedge our exposure arising from shares issued in connection with the Grupo Modelo combination and the acquisition of SAB. These derivative instruments do not qualify for hedge accounting and thus changes in the fair value of the hedges are recognized in our profit or loss account for the period. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Market Risk, Hedging and Financial Instruments — Equity Price Risk”. As we currently hedge the exposure for an equivalent of 100.5 million of our shares, a significant change in our share price will have a significant impact on our profit or loss account.

Our largest shareholder may use its significant interest to take actions not supported by our other shareholders.

As of 31 December 2025, our largest shareholder, Stichting Anheuser-Busch InBev (the “Stichting”), owned 33.99% of our voting rights (and the Stichting and certain other entities acting in concert with it (within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and/or the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE (the “Belgian Law of 2 May 2007 on the notification of significant shareholdings”)) held, in aggregate, 39.50% of our voting rights), based on the number of shares outstanding on 31 December 2025, excluding the 68,489,754 treasury shares held by us and certain of our subsidiaries (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 5. Operating and Financial Review—G. Contractual Obligations and Contingencies”). In accordance with our articles of association, the Stichting has the ability to effectively control the election of a majority of our board of directors, as a result of which, under Belgian law, the Stichting exercises its control over us. The Stichting is also able to have a significant influence on the outcome of corporate actions requiring shareholder approval, including mergers, share capital increases and other extraordinary items. See “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Description of the Rights and Benefits Attached to Our Shares” for further information in this respect.

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

We entered into a registration rights agreement requiring us to, in certain circumstances, register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all registrable shares held by the holders of Restricted Shares (the “Restricted Shareholders”). As of 31 December 2025, Altria Group, Inc. and BEVCO Lux S.à R.L held 125,115,417 and 96,862,718 Restricted Shares, respectively, representing 6.41% and 4.97% of our outstanding shares as of 31 December 2025 (excluding treasury shares). Although the Restricted Shares were generally subject to certain holdback and suspension periods until 10 October 2021, the Restricted Shares may be converted to Ordinary Shares at the option of the holder and, once they have been converted, are not subject to a “lock-up” or similar restriction under the registration rights agreement. As of 31 December 2025, 103,957,838 Restricted Shares have been converted into Ordinary Shares, on a one-for-one basis at the election of the holders.

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

As a “foreign private issuer,” we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

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

We are the world’s largest brewer by volume and one of the world’s top ten consumer products companies by revenue. As a consumer-focused, insights-driven company, we produce, market, distribute and sell a diversified portfolio of well over 400 beer and other malt beverage brands. These include brands with significant international distribution, such as Budweiser, Corona (except in the United States), Stella Artois, Michelob ULTRA, Beck’s, Leffe and Hoegaarden; and brands primarily distributed to local markets such as Bud Light in the United States, Modelo Especial, Victoria and Pacifico in Mexico; Skol, Brahma and Antarctica in Brazil; Aguila and Poker in Colombia; Cristal and Pilsen Callao in Peru; Quilmes in Argentina; Jupiler in Belgium and the Netherlands; Franziskaner in Germany; Carling Black Label, Castle Lager, Castle Lite and Hansa Pilsener in South Africa; Hero and Trophy in Nigeria; Safari and Kilimanjaro in Tanzania; Harbin and Sedrin in China; and Cass in South Korea. Our Beyond Beer Portfolio is growing at an accelerated pace, with brands including: Flying Fish in more than 15 markets (including South Africa); Brutal Fruit in most of our African markets and Brazil; and Cutwater and NÜTRL in the United States and Canada.

Our dedication to quality goes back to a brewing tradition of more than 600 years with the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with origins in St. Louis, U.S.A. since 1852, and the history of the South African Breweries with its origins in Johannesburg since 1895. As of 31 December 2025, we employed approximately 137,000 people based in more than 40 countries worldwide. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our geographic regions. We report our results under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We also report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses, which have not been allocated to the regions.

Our 2025 volumes (beer and non-beer) were 561.1 million hectoliters and our revenue amounted to USD 59.3 billion.

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

•

In 2004, Interbrew combined with Ambev, a Brazilian company originally formed by the combination of Brahma and Antarctica in 1999-2000, resulting in the creation of InBev. Ambev is listed on the NYSE and the São Paulo Stock Exchange (B3 S.A - Brasil, Bolsa e Balcão). As of 31 December 2025, we had a 61.73% voting and economic interest in Ambev.

•	In 2008, InBev combined with Anheuser-Busch Companies by way of an offer for USD 54.8 billion, as a result of which we changed our name to Anheuser-Busch InBev SA/NV.

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

•

In 2016, we completed our combination with SAB, valued at a gross purchase consideration of USD 114 billion. In connection with the combination with SAB, we transferred SAB’s business in Panama to Ambev in exchange for Ambev’s businesses in Colombia, Peru and Ecuador. We also undertook certain divestitures, with the goal of proactively addressing potential regulatory considerations regarding the combination with SAB.

•

In 2018, we combined our Russia and Ukraine businesses with those of Anadolu Efes through the creation of a new company called AB InBev Efes, which was fully consolidated into Anadolu Efes. As a result of the transaction, we did not own a controlling stake in AB InBev Efes, did not consolidate these operations and accounted for our investment in AB InBev Efes under the equity method. On 22 April 2022, we announced our decision to sell our non-controlling interest in the AB InBev Efes joint venture and that we were in active discussions with Anadolu Efes, the controlling shareholder of AB InBev Efes, to acquire that interest. We derecognized the investment in AB InBev Efes and reported a USD 1,143 million non-cash impairment charge in exceptional share of results of associates as of 30 June 2022. On 23 October 2024, we announced that we and Anadolu Efes agreed Anadolu Efes would acquire our interest in the Russian business and we would acquire the interest of Anadolu Efes in the Ukraine business. The transaction, including the purchase price and other terms, was subject to required regulatory and governmental approvals which were not obtained. On 30 December 2024, a Russian decree was issued which placed the AB InBev Efes Russian operations under temporary management. There can be no assurances on the status of our investment in AB InBev Efes. See “Item 3. Key Information—D. Risk Factors—Financial Risks—Our business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences”.

•

In 2019, we successfully completed the listing of a minority stake of our Asia Pacific subsidiary, Budweiser APAC, on the Hong Kong Stock Exchange for USD 5.75 billion (including the exercise of an over-allotment option). As of 31 December 2025, we control 87.22% of the issued share capital of Budweiser APAC.

•	In 2020, we completed:

•

the sale of our Australia business (Carlton & United Breweries) to Asahi for AUD 16.0 billion, resulting in net proceeds of USD 10.8 billion. As part of this transaction, we granted Asahi rights to commercialize our portfolio of global and international brands in Australia;

•	the acquisition of the remaining 68.8% stake in Craft Brew Alliance for net consideration of USD 0.2 billion and obtained 100% control over Craft Brew Alliance; and

•

the issuance of a 49.9% minority stake in our US-based metal container operations to a consortium of institutional investors led and/or advised by affiliates of Apollo Global Management, Inc. (collectively “Apollo”) for net proceeds of USD 3.0 billion, while retaining operational control of our US-based metal container operations. On 30 January 2026, we completed the reacquisition of the 49.9% minority stake in our US-based metal container plants from Apollo for a price of approximately USD 2.9 billion.

Furthermore, during 2025 and 2024, we performed a series of other investments and disposals. For further details, see “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Investments and Disposals.”

B.	BUSINESS OVERVIEW

1.	PURPOSE, STRATEGY AND STRENGTHS

Purpose

We Dream Big to Create a Future with More Cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. Our purpose drives everything we do, enables us to deliver on our commercial vision and gives us flexibility to innovate and develop solutions that we believe address customer and consumer needs. We are dreaming big to create a future with more cheers by aiming to drive category leadership and growth of our industry, reach more consumers on more occasions with our strong brand portfolio and innovation pipeline, use data and technology to connect with our customers and consumers and make a positive impact in our local communities.

To advance the company’s purpose – We Dream Big to Create a Future with More Cheers – we also aim to improve consumption patterns by promoting social norms that produce positive outcomes. By expanding our portfolio of no-alcohol and lower-alcohol products to give consumers balanced choices, we seek to enable moderation and responsible drinking worldwide. For further information about our purpose of Dreaming Big to Create a Future with More Cheers, see “—13. Social and Community Matters”.

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

We aim to drive growth in the beer category and increase category participation across our markets through the consistent execution of our four category expansion levers:

i.	Core superiority: strengthening our core portfolio by elevating our products, positioning, platforms and value proposition;

ii.	Premiumization: addressing various consumer needs and occasions through an industry-leading portfolio of above core brands;

iii.	Balanced choices: innovating to develop the category and expand occasions to meet consumer demand, including low carb, low calories, sugar free, gluten free, organic and no-alcohol beer products; and

iv.	Beyond Beer: expanding our portfolio to address evolving consumer tastes with flavored alcohol beverage, hard seltzer and canned cocktail offerings to tap into new consumption occasions.

Please see “—Strengths—Strong brand portfolio with global, multi-country and local brands”, “Strengths—Strong consumer insights-driven brand development capabilities, “—2. Principal Activities and Products—Beer” and “—2. Principal Activities and Products—Non-Beer” below for further details regarding category growth in 2025.

Digitize and Monetize our Ecosystem

We aim to unlock value from our existing assets and expand our addressable market through the digitization and monetization of our ecosystem. We believe our digital transformation is a key competitive advantage of our business as it improves the way we connect with our ecosystem of more than 2 billion consumers and 6 million customers. We aim to enhance the value of our core business through our business-to-business BEES platform, digital direct-to-consumer solutions, fintech services and other new business opportunities. Please see “—2. Principal Activities and Products—Digital Transformation” below for further details regarding our efforts to digitize and monetize our ecosystem in 2025.

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

Strengths

Building on our more than 600 years of heritage, we are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 137,000 colleagues based in more than 40 countries worldwide. We believe that the following key strengths will drive long-term value creation for our stakeholders and enable us to deliver on our company purpose:

Global platform with strong market positions in key markets to grow the category

We are a truly global brewer, positioned to serve the evolving needs of consumers worldwide. Our portfolio of well over 400 brands means we have beers for every type of occasion and our iconic brands bring people together across generations and communities.

We hold the number one market share position in over 30 countries globally (according to IWSR data as of January 2026), based on strong brands and the benefits of scale. We believe this enables us to invest significant sales and marketing resources in our brands, achieve attractive sourcing terms, generate cost savings through centralization and operate under a lean cost structure. Our global footprint provides us with a strong platform to grow our global and multi-country brands, while developing local brands tailored to regional tastes and trends. We benefit from a global distribution network which, depending on the location, is either owned by us or is based on strong partnerships with wholesalers and local distributors.

In 2025, we were one of the largest consumer products companies worldwide, measured by revenue, and held the number one position in terms of total market share of beer by volume in the world. We hold the number one position in terms of total market share of beer by volume in the United States, Mexico and Brazil, three of the top five largest beer profit pools in the world. We estimate that we hold the number one position by volume in the premium and super premium beer category, in China, the world’s largest beer market by volume. All beer profit pools and segments above are based on data published by Bernstein Research.

Geographic diversification

Our geographically diversified platform balances the growth opportunities of developing markets with the stability and strength of developed markets. With significant operations in both the Southern and Northern Hemispheres, we benefit from a natural hedge against local or regional market, economic and seasonal volatility.

Developed markets represented approximately 35% of our 2025 revenue and developing markets represented 65% of our 2025 revenue. Our developing markets include Argentina, Bolivia, Botswana, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, India, Mexico, Mozambique, Nigeria, Panama, Paraguay, Peru, South Africa, Tanzania, Uganda, Uruguay, Vietnam and Zambia.

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

•

Multi-country brands: Building from a strong consumer base in their home markets, our multi-country brands, Beck’s, Hoegaarden, Leffe, Modelo, and Flying Fish, bring international flavor to selected markets, connecting with consumers across continents; and

•

Local brands: Offering locally popular tastes, local brands such as Aguila, Brahma, Bud Light, Cass, Cristal, Harbin, Poker, Skol and Victoria connect particularly well with consumers in their home markets.

With well over 400 brands, of which 20 had an estimated turnover of over USD 1 billion in 2025, we believe our portfolio is the strongest in the industry. In 2025, eight of our brands – Budweiser, Brahma, Bud Light, Corona, Michelob ULTRA, Modelo, Skol, Stella Artois – were ranked among the Global top ten most valuable beer brands by Kantar BrandZ™.

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

Innovation continued to support execution of our category expansion levers, contributing approximately 11% to our total revenues in 2025. Highlights of these innovations included global expansion of Corona Cero from 19 to over 70 countries, launching and expanding Michelob ULTRA Zero in the United States, launching Cass All Zero in South Korea, and scaling up Stella Pure Gold in South America.

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

Experienced management team with a strong track record of delivering synergies through business combinations

During the last two decades, our management, including the management of our predecessor companies, has executed a number of merger and acquisition transactions of varying sizes, with acquired businesses being successfully and smoothly integrated into our operations, realizing significant synergies. Notable historical examples include the creation of Ambev in 2000 through the combination of Brahma and Antarctica, the acquisition of Beck’s by Interbrew in 2002, the combination of Ambev and Quilmes in 2003, Ambev gaining control of Labatt in 2004 and the creation of InBev in 2004 from the combination of Interbrew and Ambev. More recent examples include the combination with Anheuser-Busch Companies in 2008, the combination with Grupo Modelo in 2013 and the combination with SAB in 2016.

Our strong track record also extends to successfully integrating brands such as Budweiser, Corona, Stella Artois and Michelob ULTRA into our global brand portfolio and distribution network, including leveraging Ambev’s distribution channels in Latin America and Canada.

2.	PRINCIPAL ACTIVITIES AND PRODUCTS

We produce, market, distribute and sell a portfolio of well over 400 beer and malt beverage brands. We have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our regions.

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

We are developing our business through a strong portfolio strategy focused on category expansion and premiumization. Our diverse geographic footprint spans over 40 countries worldwide. The table below sets out the main brands we sell in the markets listed below as of 31 December 2025.

Country by Region	Brands

North America

Canada

Beer: Alexander Keith’s, Archibald, American Vintage, Banded Peak, Beck’s, Brava, Bud Light, Budweiser, Busch, Corona, Flying Fish, Goose Island, Hoegaarden, Kokanee, Labatt 50, Labatt Blue, Lakeport, Leffe, Löwenbräu, Lucky, Michelob ULTRA, Mill Street, Modelo, Pacifico, Palm Bay, Rolling Rock, Stanley Park, Stella Artois, Wildcat

Non-Beer: Brickworks, Cutwater, Mike’s, NÜTRL, Okanagan, Rockstar, SVNS Hard 7-UP, Tempo

United States

Beer: BEATS Senses, Beck’s, Boddington’s, Bud Ice, Bud Light, Bud Light Chelada, Bud Light Lime, Bud Light Next, Bud Light Orange, Bud Light Platinum, Bud Light Platinum Seltzer, Bud Light Seltzer, Budweiser, Budweiser Chelada, Budweiser Select, Budweiser Select 55, Budweiser Zero, Busch, Busch NA, Busch Light, Busch Light Lime, Busch Light Apple, Busch Ice, Cantaritos, Cisco, Devil’s Backbone, Elysian, Estrella Jalisco, Four Peaks, Franziskaner, Golden Road, Goose Island, Hoegaarden, Hoop Tea, Hurricane High Gravity, Karbach, King Cobra, Kokanee, Kona Big Wave, Kona, Landshark, Leffe Blonde, MD 2020, Michelob Golden Light, Michelob Light, Michelob AmberBock, Michelob ULTRA, Michelob ULTRA Lime Cactus, Michelob ULTRA Pure Gold, Michelob ULTRA Seltzer, Michelob ULTRA Zero, Natural Light, Natural Ice, Natty Daddy, O’ Douls, Presidente, Lime-A-Rita, Straw-ber-Rita, Mango-O-Rita, Water-Melon-Rita, Rolling Rock, Spaten, Stella Artois, Stella Artois 0.0, Wicked Weed, Wynwood

Non-Beer: Cutwater, NÜTRL, Devil’s Backbone Smash, Phorm Energy, Skimmers

Country by Region	Brands
Middle Americas

Colombia

Beer: Aguila, Aguila 0.0, Aguila Light, Austen, Azteca, Bahia, Bahia Lager, Bahía Light, Beck’s, Bogota Beer Company (Bacatá, Cajicá, Cerro de Guadalupe, Chapinero, Chía, Don Rufino Camu Camu, Lager, Macondo, Mixiripa, Monserrate, Oktobeer, Palenquera, Policarpa, Rose, Salitre, San Patricio, Septimazo, Siete de agosto, Trapiche, Triqui Triqui, Tutaina, Usaquen, Zipaquirá), Budweiser, Busch Light, Club Colombia Doble Malta, Club Colombia Dorada, Club Colombia Esmeralda, Club Colombia Roja, Club Colombia Trigo, Cola y Pola, Corona, Coronita, Corona Extra, Corona Zero, Corona Tropical, Costeña Costeña Bacana, Costeñita, Cusqueña Dorada, Cusqueña Negra, Cusqueña Trigo, Kauffman, Michelob ULTRA, Modelo Especial, Nativa (local crop), Negra Modelo, Pilsen, Poker Clasica, Poker Pura Malta, Poker Roja, Redd’s Citrus, Redd’s Rose, Stella Artois

Non-Beer: Malta Leona, Mike’s, Pony Malta, Zalva

Dominican Republic	Beer: Bohemia, Brahma, Budweiser, Corona Cero, Corona Extra, Hoegaarden, Leffe, Michelob ULTRA, Modelo Especial, Negra Modelo, Presidente Golden Light, Presidente Light, Presidente Regular, Stella Artois, The One

Non-Beer: 7UP, 911, Enriquillo, Malta Morena, MontPellier, Pepsi, Red Bull, Red Rock, Vital 911

Ecuador	Beer: Budweiser, Club Premium Clásica, Club Premium Platino, Corona, Corona Cero, Modelo Especial, Nuestra Siembra, Nuestra Siembra Inti, Pilsener, Pilsener Light, Stella Artois

Non-Beer: Nutrimalta, Pony Malta, Mike’s Hard Lemonade

El Salvador	Beer: Corona Cero, Corona Extra, Coronita Extra, Golden, Golden Extra, Imperial, Michelob ULTRA, Modelo Especial, Pilsener, Pilsener Oktoberfest, Stella Artois

Non-Beer: Coca-Cola, Coca-Cola zero azúcar, Cristal Sparkling, Cristal (Water), Del Valle, Fanta, Fresca, Fury, Fuze Tea, Kinley, Monster, Oasis, Powerade, Sprite, Tropical, Mike’s Hard Lemonade

Guatemala	Beer: Brahva, Budweiser, Busch Light, Corona Cero, Corona Extra, Hoegaarden, Leffe, Michelob ULTRA, Modelo Especial, Negra Modelo, Stella Artois

Honduras	Beer: Barena, Bud Light, Corona Cero, Corona Extra, Coronita Extra, Imperial, Michelob ULTRA, Modelo Especial, Salva Vida

Non-Beer: Canada Dry, Canada Dry Ginger Ale, Coca-Cola, Coca-Cola Zero, Dasani (Water), Del Valle, Fresca, Fury, Fuze Tea, Mike’s Hard Lemonade, Monster, Powerade, Sprite, Tropical

Mexico	Beer: Barrilito, Bud Light, Budweiser, Carta Clara, Corona Cero, Corona Extra, Corona Golden Light, Corona Light, Cucapá, Estrella, Flying Fish, Leon, Michelob ULTRA, Modelo 0% Dorada, Modelo 0% Negra, Modelo Ambar, Modelo Especial, Modelo Trigo, Modelo Turín, Montejo, Negra

Modelo, Pacifico Clara, Pacifico Light, Pacifico Suave, Stella Artois, Vicky Chamoy, Vicky Chelada, Vicky Mango, Vicky Piña, Vicky Tajín, Victoria

Non-Beer: Acqua Panna, Garci Crespo, Nestlé Pureza Vital, Perrier, Sn. Pellegrino, Sta. María

Country by Region	Brands

Panama	Beer: Atlas, Atlas Golden, Balboa, Balboa Ice, Beck’s, Budweiser, Corona, Corona Cero, Hoegaarden, Leffe, Michelob ULTRA, Modelo Especial, Modelo Negra, Stella Artois

Non-Beer: 7UP, Canada Dry, Malta Vigor, Mirinda, Orange Crush, Pepsi, Pepsi Black, Red Bull, Squirt

Peru	Beer: Arequipeña, Barbarian, Budweiser, Corona, Corona Cero, Corona Extra, Coronita, Cristal, Cusqueña Dorada, Cusqueña Negra, Cusqueña Quinua, Cusqueña Roja, Cusqueña Trigo, Cusqueña Cero, Flying Fish, Franziskaner, Golden, Hoegaarden, Kauffman, Leffe, Modelo Especial, Pilsen Callao, Pilsen Fresh, Pilsen Trujillo, San Juan, Stella Artois

Non-Beer: Agua Tónica, Cristalina, Guaraná Backus, Guaraná y Guaranita Zero, Guaranita, Maltin Power, Mike’s Hard, Viva Backus

South America

Argentina

Beer: Andes, Andes Origen, Brahma, Budweiser, Corona, Goose Island, Isidra, Michelob ULTRA, Patagonia, Quilmes family, Stella Artois, Temple

Non-Beer: 7UP, Awafrut, Capriccio, Dante Robino Reserva, Dante Robino Varietales, Gatorade, H2OH!, Ortinal Mirinda, Novecento, Novecento Raices, Paso de Los Toros, Pepsi, Red Bull, Rockstar

Bolivia	Beer: Baltica, Boco, Budweiser, Chicha Taquiña, Corona, Ducal, Golden by Skol, Huari, Paceña, Quilmes, Stella Artois, Taquiña

Non-Beer: 7UP, Guaraná Antárctica, Gatorade, H20H!, Maltin, Mirinda, Pepsi, Pepsi Black, Rockstar, Somos (water)

Brazil	Beer: Adriática, Antarctica, Antarctica SubZero, Beck’s, Bohemia, Bohemia Puro Malte, Brahma, Brahma 0,0%, Brahma Chopp, Brahma Duplo Malte, Brahma Malzbier, Brutal Fruit, Budweiser, Budweiser Zero, Caracu, Chopp Brahma, Colorado, Corona, Corona Cero, Coronita Extra, Flying Fish, Goose Island, Hoegaarden, Leffe, Magnífica, Michelob ULTRA, Original, Patagonia, Polar, Quilmes, Serramalte, Skol, Skol Puro Malte, Spaten, Stella Artois, Stella Artois Pure Gold, Vinho do Zé, Wäls.

Non-Beer: AMA, Antarctica Soda Limonada, Antarctica Soda Limonada Zero, Baré, Beats Caipi, Beats Green Mix, Beats Ginger, Beats GT, Beats Mint, Beats Red Mix, Beats Senses, Beats Tropical, Fusion, Gatorade, Gatorade Zero, Guaraná Antárctica, Guaraná Antarctica Zero, Guaraná Antárctica Zero com Fibras, H2OH!, Lipton, Mike’s Hard Lemonade, Pepsi, Pepsi Black, Pepsi Twist, Red Bull, Sukita, Sukita Zero, Tônica Antárctica, Tônica Antarctica Zero and Tônica Antarctica Intense

Country by Region	Brands

Chile	Beer: Baltica, Beck’s, Becker, Budweiser, Budweiser Zero, Corona, Corona Cero, Corona Tropical, Coronita, Cusqueña, Goose Island, Hoegaarden, Kilometro 24.7, Leffe, Michelob ULTRA, Modelo Especial, Negra Modelo, Pilsen Del Sur, Quilmes, Stella Artois, Stella Artois 0.0

Paraguay

Beer: Antarctica, Baviera, Brahma, Brahma Subzero, Brahma Pomelo, Brahma Frutos Rojos, Bud66, Budweiser, Colorado, Corona, Michelob ULTRA, Norte, Ouro Fino, Patagonia, Pilsen, Pilsen Extra, Skol, Stella Artois, Stella Artois 0.0

Non-Beer: Caldén, Mike’s, Novecento

Uruguay

Beer: Andes, Beck’s, Brahma, Budweiser, Corona, Franziskaner, Goose Island, Hoegaarden, Leffe, Löwenbräu, Michelob ULTRA, Negra Modelo, Norteña, Oceánica, Patagonia, Patricia, Pilsen, Quilmes, Skol, Stella Artois, Stella Artois 0.0, Zillertal

Non-Beer: 7UP, Dante Robino, Gatorade, Guaraná Antárctica, H2OH!, Mirinda, Novecento, Paso de los Toros, Pepsi, Rockstar, Teem

EMEA

Belgium

Beer: Atlas, Bass, Belle-Vue, Corona Cero, Corona Extra, DeuS, Ginette, Goose Island, Hoegaarden, Hoegaarden 0.0%, Hoegaarden Rosée, Jupiler, Jupiler 0.0%, Jupiler Blue, Kwak, Leffe, Leffe 0.0%, Piedboeuf Extra Pils, Scotch CTS, Stella Artois, Stella Artois 0.0, Tripel Karmeliet, Victoria

Non-Beer: Ezy Energy Drink

France	Beer: Atlas, Beck’s, Bud, Bud Zero, Corona Cero, Corona Extra, Corona Sunset, Flying Fish, Ginette, Goose Island, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, Stella Artois, Stella Artois 0.0, Tripel Karmeliet, Vega, Victoria

Germany	Beer: Beck’s, Beck’s Blue Alkoholfrei, Beck’s Unfiltered, Blue Lemon 0.0, Beck’s Gold, Anheuser-Busch Bud, Corona Cero, Corona Extra, Diebels, Franziskaner, Franziskaner Alkoholfrei, Haake-Beck, Hasseröder, Leffe, Löwenbräu, Löwenbräu NA, San Miguel, Spaten, Stella Artois

Italy	Beer: Bass, Beck’s, Beck’s Blue, Birra del Borgo, Bud, Corona Cero, Corona Extra, Franziskaner, Goose Island, Hasseröder, Hoegaarden, Kwak, Leffe, Löwenbräu, Spaten, San Miguel, Stella Artois, Tennent’s Super

Luxembourg	Beer: Beck’s, Belle-Vue, Bud, Corona Cero, Corona Extra, DeuS, Diekirch, Diekirch 0.0, Franziskaner, Franziskaner Alkoholfrei, Goose Island, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, Löwenbräu, Mousel, Stella Artois, Stella Artois 0.0, Tripel Karmeliet, Victoria

Netherlands	Beer: Beck’s, Belle-Vue, Bud, Corona Cero, Corona Extra, DeuS, Dommelsch, Franziskaner, Franziskaner Alkoholfrei, Goose Island, Hertog Jan, Hertog Jan 0.0%, Hoegaarden, Hoegaarden 0.0%, Jupiler, Jupiler 0.0%, Kwak, Leffe, Leffe 0.0%, Stella Artois, Tripel Karmeliet

Country by Region	Brands

Spain

Beer: Beck’s, Budweiser, Corona Cerveza, Corona 0.0, Dorada, Dorada 0.0, Franziskaner, Hoegaarden, Leffe, Modelo, Pacifico, Löwenbräu, Spaten, Stella Artois, Tropical, Tropical 0.0

Non-Beer: Kopparberg Cidre, Red Bull

United Kingdom

Beer: Bass, Beck’s, Beck’s Blue, Boddingtons, Bud Light, Budweiser, Budweiser Zero, Camden, Corona Cero, Corona Extra, Franziskaner, Gold Label, Goose Island, Hoegaarden, Leffe, Leffe 0.0%, Löwenbräu, Mahou, Modelo Especial, Pacifico, San Miguel, Spaten, Stella Artois, Stella Artois Unfiltered, Stella Artois 0.0, Tennent’s Super, Tripel Karmeliet

Non-beer: Brutal Fruit, Kopparberg Cidre

Ireland	Beer: Beck’s, Beck’s Blue, Bud Light, Budweiser, Budweiser Zero, Camden, Corona Cero, Corona Extra, Corona Ligera, Franziskaner, Hoegaarden, Leffe, Modelo Especial, Spaten, Stella Artois, Stella Artois 0.0

Botswana	Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Double Malt, Castle Lite, Chibuku, Corona, Flying Fish, St. Louis, Stella Artois

Non-Beer: Redd’s

Eswatini	Beer: Brutal Fruit, Carling Black Label, Castle Double Malt, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Lion Lager, Redd’s, Sibebe, Stella Artois

Non-Beer: Black Crown

Ghana	Beer: Brutal Fruit, Budweiser, Corona, Club Premium Lager, Club Shandy, Eagle Lager, Eagle Extra Stout, Stella Artois, Castle Lite

Non-Beer: Beta Malt

Lesotho	Beer: Brutal Fruit, Carling Black Label, Castle Double Malt, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Flying Fish, Hansa Pilsener, Maluti Premium Lager, Redd’s, Stella Artois

Mozambique	Beer: 2M, Brutal Fruit, Budweiser, Castle Lite, Corona, Flying Fish, Impala family, Laurentina family, Manica, Stella Artois

Non-Beer: Black Crown

Namibia	Beer: Brutal Fruit, Carling Black Label, Castle Lager, Castle Lite, Corona, Eagle Lager, Flying Fish, Lion, Stella Artois

Nigeria	Beer: Budweiser, Castle Lite, Eagle Lager, Eagle Stout, Flying Fish, Hero, Trophy, Trophy Stout, Budweiser Royale

Non-Beer: Beta Malt, Grand Malt, Red Bull

South Africa	Beer: Brutal Fruit, Carling Black Label, Castle Double Malt, Castle Free, Castle Lager, Castle Lite, Castle Milk Stout, Corona, the Flying Fish family, Guinness, Hansa Pilsener, Hoegaarden, Leffe, Lion Lager, Newlands Spring, Redd’s family, Stella Artois

Non-Beer: Black Crown, Red Bull, Redd’s MXD

Country by Region	Brands

Tanzania	Beer: Balimi, Balimi Extra, Bingwa, Brutal Fruit, Budweiser, Castle Lager, Castle Lite, Castle Milk Stout, Corona, Eagle Lager, Flying Fish, Kilimanjaro, Kilimanjaro Light, Redd’s, Safari, Stella Artois

Non-Beer: Dodoma, Grand Malt, Imagi, Konyagi, Valeur, Zanzi Cream

Uganda	Beer: Budweiser, Castle Lite, Chairmans ESB, Club Pilsener, Eagle family, Nile family, Stella Artois Non-Beer: Red Bull

Zambia	Beer: Brutal Fruit, Budweiser, Carling Black Label, Castle Lager, Castle Lite, Corona, Eagle family, Flying Fish, Mosi, Mosi Light, Stella Artois

Asia Pacific

China	Beer: Beck’s, Blue Girl, Boxing Cat, Bud Light, Budweiser, Budweiser Zero, Budweiser Magnum, Budweiser Supreme, Busch, Corona, Corona Cero, Franziskaner, Goose Island, Double Deer, Guinness, Harbin 1900 Treasury, Harbin Full Malt, Harbin Ice, Harbin Icy GD (Zero Sugar), Harbin KOW, Harbin Tezhichaogan, Harbin Wheat, Hoegaarden, Leffe, Löwenbräu, Michelob ULTRA, Sapporo, Sedrin, Stella Artois

India	Beer: Budweiser, Budweiser 0.0, Budweiser Magnum, Corona, Corona Cero, Haywards, Hoegaarden, Knockout, Royal Challenge

South Korea	Beer: Budweiser, Budweiser Zero, Cafri, Cass, Cass Zero, Cass All Zero, Cass Lemon Squeeze, Cass Lemon Squeeze 0.0, Cass Light, Corona, FilGood, Goose Island, HANMAC, Hand Malt, Harbin, Hoegaarden, Leffe, Michelob ULTRA, OB, Red Rock, Stella Artois

Vietnam	Beer: Budweiser, Budweiser 0.0, Corona, Hoegaarden

The table below sets out our sales broken down by business segment for the periods shown:

	2025		2024		2023
	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)	Revenue(1) (USD million)	Revenue (% of total)
North America	14,207	24.0%	14,655	24.5%	15,072	25.4%
Middle Americas	17,376	29.3%	17,072	28.6%	16,348	27.5%
South America	11,954	20.2%	12,423	20.8%	12,040	20.3%
EMEA	9,502	16.0%	9,003	15.1%	8,589	14.5%
Asia Pacific	5,693	9.6%	6,196	10.4%	6,824	11.5%
Global Export & Holding Companies	588	1.0%	418	0.7%	508	0.9%
Total	59,320	100.0%	59,768	100.0%	59,380	100.0%

Note:

(1)

Revenue is turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes”).

For a discussion of changes in revenue, see “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Revenue” of this Form 20-F and “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Revenue” of our Annual Report on Form 20-F for the fiscal year ended 31 December 2024.

The table below sets out the breakdown between our beer and non-beer volumes and revenues. Based on our actual historical financial information for these periods, our non-beer activities accounted for 14% of consolidated volumes in 2025, 14% of consolidated volumes in 2024 and 13% of consolidated volumes in 2023. In terms of revenue, our non-beer activities generated 11% of consolidated revenue in 2025 compared to 10% in 2024 and 9% in 2023, based on our actual historical financial information for these periods.

	Beer(1)(2)			Non-Beer(1)(2)			Consolidated
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Volume (million hectoliters)	484	496	506	77	79	78	561	576	585
Revenue(3) (USD million)	53,050	53,655	53,865	6,269	6,114	5,515	59,320	59,768	59,380

Note:

(1)

Beer volumes and revenue include beer, no-alcohol beer, and other malt-based alcohol beverages. Non-beer volumes and revenue include primarily carbonated soft drinks, spirits-based beverages and energy drinks. In addition, beer and non-beer categories include not only brands that we own or license, but also third-party brands that we brew and sell, and third-party products that we sell through our distribution network.

(2)	The numbers for 2023 and 2024 have been amended to conform to the basis of classification of beer and non-beer categories for 2025.
(3)

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

Our brands are positioned across all of these categories. For example, a brand like Stella Artois generally targets the above core category across the globe, while a brand like Skol targets the core segment in Brazil and Busch Light targets the below core category in the United States. We have a particular focus on core-to-above-core categories but are also present in the value category where the market structure in a particular country necessitates its presence. Our portfolio encompasses a range of pack and price combinations, making our products accessible for various occasions.

Our portfolio includes:

International Distribution

•

Beck’s is renowned for uncompromising quality. It is brewed today, just as it was in 1873, with a rigorous brewing process and a recipe using only four natural ingredients. Beck’s adheres to the strictest quality standards of the German Reinheitsgebot (Purity Law).

•

Budweiser is one of the top-selling beers globally. Sales outside the United States represented over 80% of global Budweiser volume in 2025. Budweiser was ranked as the second most valuable beer brand worldwide, according to the Kantar BrandZ™ 2025 report, and furthered its legacy and connection with music culture, sponsoring the Freedom Stage at Tomorrowland Belgium and the Maroon 5 tour in Brazil.

•

Corona is the best-selling Mexican beer in the world and the leading beer brand in Mexico. Corona is available in almost 130 countries and was ranked as the most valuable brand in the Brand Finance Alcoholic Drinks 2025 report and also the most valuable beer brand worldwide according to Kantar BrandZ™. We have granted Constellation Brands, Inc. the exclusive license for Corona beer, Modelo Especial, and certain other Grupo Modelo beer brands, including Pacifico, Negra Modelo and Victoria, in the 50 states of the United States, the District of Columbia and Guam. In 2024, AB InBev became a Worldwide Olympic Partner, with Corona Cero as the first-ever global beer sponsor of the Olympic and Paralympic Games. In 2025, it was announced that this Worldwide Olympic partnership will continue through to 2032.

•

Hoegaarden is one of the world’s best-selling wheat beers. Based on its brewing tradition dating back to 1445 in Belgium, Hoegaarden is top fermented and then refermented in the bottle or keg, leading to its distinctive cloudy white appearance.

•

Leffe is one of the most famous abbey beers in the world. A rich, full-bodied beer with a distinctive flavor that hails from Belgium, Leffe has the longest heritage in our beer portfolio and is available in over 65 countries worldwide.

•

Michelob ULTRA was rolled out nationally in the United States in 2002 and has grown to become the leading brand by volume in the U.S. beer industry, according to Circana 2025. Michelob ULTRA has just 95 calories and 2.5 carbs. It was the number one volume share gaining brand in the U.S. in 2025, according to Circana. This history of success has been replicated in multiple international markets, including Canada, Mexico, Honduras, El Salvador, Chile, Brazil, Colombia, Argentina, Puerto Rico, China, South Korea, Paraguay, Panama and Guatemala. In 2025, Michelob ULTRA was the official beer sponsor of FIFA Club World Cup and expanded its years-long NBA partnership globally.

•

Stella Artois is the world’s ninth most valuable beer brand according to the Kantar BrandZ™ list of most valuable beer brands worldwide and it is distributed in over 100 countries worldwide. As a premium lager with roots tracing back to 1366 in the town of Leuven, Belgium, its legacy of quality and elegance is reflected in its iconic chalice and nine-step pouring ritual. The top three markets in terms of revenue for Stella Artois as of 2025 are the United Kingdom, Brazil, and the United States with expansion plans well under way in several new growth markets, including South Africa and Colombia.

North America

•

Bud Light is a premium American light lager. Bud Light has been the Official Beer Sponsor of the NFL (National Football League) since 2011 and has a multiyear marketing partnership as the Official Beer Partner of UFC.

•

Busch Light is a light lager with a crisp, refreshing taste that was first introduced in 1989 that is now the second fastest growing beer brand in the country according to Circana 2025 data. Other Busch family brands include Busch Beer, Busch Light Apple, Busch Light Lime, Busch Ice and Busch NA.

Middle Americas

•

Modelo Especial is a full-flavored pilsner beer brewed with premium two-row barley malt for a slightly sweet, well-balanced taste with a light hop character and crisp finish. Brewed since 1925, it was created to stand for pride and authenticity.

•	Victoria is a Vienna-style lager and one of Mexico’s most popular beers. Victoria was produced for the first time in 1865, making Victoria Grupo Modelo’s oldest beer brand.

•	Aguila is a classic Colombian lager beer with a balanced and refreshing flavor that was first brewed in 1913.

•	Pilsen Callao, first brewed 150 years ago in Peru. It offers the clean and simple taste of a true Pilsner.

•	Cerveza Cristal, brewed since 1922 with a crisp taste and dedication to quality, is a favorite among Peruvians.

•	Poker is a Pilsner lager that has been enjoyed by Colombians for its traditional, bittersweet taste since 1929.

South America

•	Brahma family brands, together, are the most consumed beer brand in Brazil.

•	Skol is the largest beer brand in the Brazilian market. Skol has been a pioneer and innovator in the beer category, engaging with consumers and creating new market trends.

EMEA

•

Jupiler is Belgium’s leading beer brand by market share, according to Nielsen. Jupiler 0.0% was celebrated as the best 0.0% beer in the world by the “World Beer Awards 2024”, and best 0.0% beer in Belgium by the “World Beer Awards 2025”.

•

Hertog Jan is the largest retail beer brand in the Netherlands, according to Nielsen. With strong brand power and a loyal consumer base, it is recognized for its craftsmanship and strong brewing heritage and plays a central role in Dutch beer culture.

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

•

Flying Fish, one of the fastest growing flavored beers in the world, combines the pure refreshment of beer with delicious, fresh pressed lemon flavor. With an easy drinking taste, Flying Fish offers something different for consumers looking to share new experiences. Originally introduced in South Africa, Flying Fish has now been expanded to more than 15 markets.

•

Brutal Fruit is a sparkling alcohol drink, made with natural flavors. Originally launched in South Africa in 2002, Brutal Fruit has grown to become the #1 RTD in South Africa and is expanding across the world. With its sweet, sophisticated liquid and subtle fruit flavors, Brutal Fruit is for anyone who wants a more sophisticated RTD beverage.

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

No- and Low-Alcohol Beer

When measured against the typical 5% ABV for beer, lower-alcohol alternatives have become a larger part of our portfolio. We are committed to expanding our portfolio of no-alcohol and lower-alcohol products (which we define as 3.5% ABV or below) to give consumers more choice and promote moderation and responsible drinking worldwide. We have expanded our no- and low-alcohol beer portfolio from 26 to 80 brands over the last six years. Our no-alcohol beer brands are now available in 19 of our top 20 markets, while low-alcohol beer brands are now available in 12 of these markets. We are furthering this effort by featuring Corona Cero, our fast-growing zero alcohol beer brand, becoming the first-ever global beer sponsor of Olympics and Paralympic Games. For further details please see “Item 4. Information on the Company—B. Business Overview—13. Social and Community Matters—Promoting Smart Drinking.”

We have continued to expand our global portfolio of no-alcohol beer. In 2025, we expanded the distribution of Corona Cero to over 70 markets. We offer Budweiser Zero, Bud Zero, Budweiser 0.0%, Beck’s NA, Corona Cero, and Stella Artois 0.0 in various markets. See “—Beer” above for more information.

Non-Beer

Consumers are increasingly looking for more options for different occasions. Using our strong distribution network, digital platforms and production facilities, we are expanding our portfolio of owned and partnership brands driving this trend. We have an important presence in the non-beer beverages market, involving primarily carbonated soft drinks, spirits-based beverages, and energy drinks. Our non-beer beverage operations in Latin America and Africa include both our own brands and agreements with other global players.

We have bottling, sale and distribution agreements with Coca-Cola in Honduras and El Salvador, and produce and bottle other third-party soft drink brands, such as Canada Dry Ginger Ale, Squirt and Crush, in Panama. Our subsidiary Ambev has non-beer beverage operations in South America and the Caribbean, including a long-term agreement with PepsiCo, Inc. (“PepsiCo”) whereby it has been granted the exclusive right to bottle, sell and distribute certain PepsiCo brands in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea. Through our South America operations, Ambev is also PepsiCo’s bottler for Argentina, Uruguay and Bolivia, as well as in the Dominican Republic and Panama. Ambev also produces, sells and distributes its own non-beer beverages, and its main carbonated soft drinks brand is Guaraná Antarctica.

We have selling and distribution agreements with Red Bull GmbH to sell Red Bull Energy Drinks in markets such as Argentina, Brazil, Dominican Republic, South Africa and others. In the United States, we own a majority interest in an energy drink joint venture to manufacture and sell Phorm energy branded energy drinks, and have master distribution agreements with Icelandic Glacial Water and Super Coffee.

We own a strong spirits-based RTD portfolio, including Cutwater, the #1 spirits-based cocktail in the U.S., and NÜTRL, the #4 hard seltzer in the U.S. Cutwater and NÜTRL brands grew revenue by strong double-digits in the U.S. in 2025, with Cutwater reaching approximately 6% and NÜTRL approximately 2% of total spirits category sales (according to Circana 2025).

Digital Transformation

We aim to elevate our relationships with customers and consumers through new technology capabilities that have the potential to create significant value for our business and accelerate the category globally. Our portfolio of solutions focuses on two areas in this space which present opportunities to accelerate our growth and build on our ecosystem: our business-to-business platform, BEES, which provides e-commerce and fintech solutions to retailers and services to our wholesalers; and our digital direct-to-consumer solutions, which help bring us closer to our consumers.

We are also deploying artificial intelligence initiatives across various aspects of our business to enhance research, develop new commercial insights, improve customer experiences and operating efficiencies, and strengthen cybersecurity threat detection. We define artificial intelligence by reference to the EU Artificial Intelligence Act, and definitions promulgated by the OECD and National Institute of Standards and Technology, as systems that infer from inputs to generate outputs like predictions, content, recommendations, or decisions, with varying autonomy and adaptiveness.

BEES

The BEES business, which is operated by our wholly-owned subsidiary, is a purpose-built global business-to-business (“B2B”) platform that aims to transform the traditional sales model by digitizing every touch-point along the route-to-market. BEES has two main commercial objectives: to accelerate profitable growth in our core business and to leverage our assets to unlock new and profitable growth opportunities.

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

Through its marketplace business, BEES allows us to extend our relationship with retailers by offering them third-party products through our platform. BEES Marketplace is also helping unlock adjacent business opportunities by helping other global consumer products companies and local brands to transform their businesses. BEES Marketplace uses two partnership models: in the first model, we buy and sell third-party products using our existing physical and digital assets, while the second model allows other suppliers to transform their own route-to-market by integrating technology and services provided by BEES into their existing B2B processes.

BEES was launched at the end of 2019 in the Dominican Republic and is currently live in 29 countries. As of December 2025, BEES generated 137 million total transactions and captured USD 52.5 billion in gross merchandise value (“GMV”). BEES Marketplace generated approximately USD 3.5 billion in GMV from sales of third-party products in 2025, with 50 million transactions containing marketplace products.

DTC & e-commerce

Our omnichannel direct-to-consumer (“DTC”) ecosystem of digital and physical products operates across 17 countries and generated approximately USD 1.3 billion of revenue in 2025. Our DTC business includes a network of approximately 10,000 retail stores, including Modelorama in Mexico, as well as digital businesses that operate under three leading digital brands: Ze Delivery in Brazil, TaDa Delivery in Latin America, and PerfectDraft in Europe. Collectively, these brands fulfilled approximately 76 million e-commerce orders and generated revenue of USD 545 million in 2025. DTC supports the execution of our strategy by helping us solve consumer problems and strengthen our direct relationship with consumers. Our DTC business enables deeper consumer insights and transforms how we engage with consumers, supporting category growth through the development of occasions, increased premiumization and expanded category participation.

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

Our business is organized into six business segments.

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

•	Asia Pacific: China, India, Japan, New Zealand, South Korea, Vietnam and other South Asian and Southeast Asian countries; and

•	Global Export and Holdings Companies.

The table below sets out our total volumes broken down by business segment for the periods shown:

	2025		2024		2023
	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)	Volumes (million hectoliters)	Volumes (% of total)
North America	83	14.7%	86	15.0%	90	15.4%
Middle Americas	150	26.8%	150	26.1%	149	25.4%
South America	155	27.7%	161	27.9%	162	27.8%
EMEA	93	16.6%	94	16.3%	90	15.4%
Asia Pacific	79	14.1%	84	14.7%	93	15.9%
Global Export and Holding Companies	0	0.1%	0	0.1%	0	0.1%
Total	561	100.0%	576	100.0%	585	100.0%

See “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products” for a breakdown between our beer and non-beer volumes and revenue. On an individual country basis, our principal markets, during the year ended 31 December 2025, in alphabetical order, were Argentina, Belgium, Brazil, Canada, China, Colombia, Ecuador, Mexico, Nigeria, Peru, South Africa, South Korea and the United States, with each market having its own dynamics and consumer preferences and trends. Given the breadth of our brand portfolio, we believe we are well-placed to address changing consumer needs in the various categories (above core, core and value) within any given market.

4.	COMPETITION

We believe our largest competitors are Heineken, China Resources, and Carlsberg based on information from IWSR as of January 2026.

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

We have participated in this consolidation trend and grown our international footprint through a series of mergers and acquisitions, described in “—A. History and Development of the Company,” which include:

•	the acquisition of Beck’s in 2002;

•	the creation of InBev in 2004, through the combination of Interbrew and Ambev;

•	the combination with Anheuser-Busch Companies in 2008;

•	the combination with Grupo Modelo in 2013; and

•	the combination with SAB in 2016.

The 10 largest brewers in the world in 2024 in terms of volume are as set out in the table below (m HL).

1	AB InBev	492.6
2	Heineken	241.1
3	China Resources	100.8
4	Carlsberg	100.6
5	Tsingtao	76.0
6	Molson Coors Brewing Company	73.8
7	Asahi	66.3
8	Beijing Yanjing	36.7
9	Constellation Brands	36.5
10	Thai Beverage	23.7

Note:

(1)

Source: IWSR data as of January 2026. Beer category volume by owner is defined as the ultimate parent company of each brand. Our beer volumes for the year ended 31 December 2025 were 484 million hectoliters and 496 million hectoliters for the year ended 31 December 2024.

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

The first step in the brewing process is making wort by mixing malt with warm water and then gradually heating it in large mash tuns to dissolve the starch and transform it into a mixture, called “mash,” of maltose and other sugars. The spent grains are filtered out and the liquid, now called “wort,” is boiled. Hops are added at this point to give a special bitter taste and aroma to the beer. The wort is boiled to sterilize it, and extract the desired flavor and bitterness from the hops. Cooling follows, using a heat exchanger. The hopped wort is saturated with air, or oxygen, essential for the growth of the yeast once it is added in the next stage.

At the start of fermentation, yeast is added to the cooled, aerated wort. Yeast is a micro-organism that turns the sugar in the wort into alcohol and carbon dioxide. This process of fermentation takes five to 11 days, after which the wort finally becomes beer. Different types of beer are made using different strains of yeast and wort compositions. In some yeast varieties, the yeast cells rise to the top of the liquid at the end of fermentation. Ales are brewed with these “top-fermenting” yeast strains. Lagers are made using yeast strains that settle to the bottom of the liquid. Some special Belgian beers, called lambic or gueuze, use yet another method, where fermentation relies on special mixed cultures.

During the maturation process, the beer clarifies as yeast and other particles settle. Further filtering gives the beer more clarity. Maturation varies by type of beer and can take as long as three weeks, and then the beer is ready for packaging in kegs, cans or bottles.

Raw Materials and Packaging

The main raw materials used in our beer and other malt-based alcohol beverage production are malted barley, rice, corn, hops, yeast and water. In some of our regions, such as in Africa, locally sourced agricultural products such as sorghum or cassava can be used in place of malted barley. For non-beer production (primarily carbonated soft drinks, spirits-based beverages and energy drinks), the main ingredients are flavors, fruit concentrate, sugar, sweetener, water and/or spirit base. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, aluminum can stock, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films. We also use aluminum cansheet for the production of beverage cans and lids.

We primarily use our own proprietary yeast, which we grow in our facilities. In some regions, we import hops to obtain adequate quality and appropriate variety for flavor and aroma.

We purchase certain raw material ingredients through the open market, and establish contracts with suppliers. We also purchase barley and process it to meet our malt requirements at our own malting plants.

Prices and sources of raw materials are determined by, among other factors:

•	the level of crop production and competing crops;

•	weather conditions;

•	local and export demand; and

•	governmental taxes, import tariffs and regulations.

We hedge some of our commodities contracts on the financial markets and some of our malt requirements are purchased on the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” and note 27 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025, for further details on commodities hedging.

We have supply contracts with respect to most packaging materials as well as our own production capacity as outlined below in “—Production Facilities.” The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image and segment of each brand.

Raw material and packaging materials are sourced both globally and locally depending on supply chain risk, specification requirements, supplier performance, and overall costs. Hops, PET resin and, to some extent, cansheet are mainly sourced globally. Malt, adjuncts (such as unmalted grains or fruit), sugar, steel, cans, labels, metal closures, soda ash for our glass plants, plastic closures, preforms and folding cartons are sourced regionally. Electricity is sourced nationally, while water is sourced locally, for example, from municipal water systems and private wells.

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

Beverage Production Facilities

Our beverage production facilities comprised 205 breweries and/or non-beer plants as of 31 December 2025 spread across our regions. Of these 205 plants, 160 produced only beer, no-alcohol beer and other alcohol beverages (malt- and spirit-based), 13 produced only soft drinks and 32 produced beer, no-alcohol beer, other alcohol beverages (malt- and spirit-based) and soft drinks. Except in limited cases, our breweries are not dedicated to one single brand of beer.

This allows us to allocate production capacity efficiently within our group.

The table below sets out, for each of our business segments (excluding Global Export and Holdings Companies) in 2025, the number of our beverage production plants (breweries and/or non-beer drink plants) as well as the plants’ overall capacity.

		2025 Volumes(1)(3)		Annual engineering capacity as of 31 December 2025(5)

Business Segment	Number of plants as of 31 December 2025(3)(4)	Beer (khl)(2)	Non-Beer (khl)(2)	Beer (khl)(2)	Non-Beer (khl)(2)
North America	27	79,595	3,139	140,155	3,139
Middle Americas	34	124,464	26,026	190,807	26,026
South America	49	110,985	44,186	175,666	77,794
EMEA	51	90,344	2,978	139,480	2,978
Asia Pacific	44	78,415	584	172,820	584
Total	205	483,803	76,914	818,928	110,521

Note:

(1)	Reported volumes.
(2)	The beer category includes beer, no-alcohol beer, and other malt-based alcohol beverages. The non-beer category includes primarily carbonated soft drinks, spirits-based beverages and energy drinks.
(3)	Excludes our joint ventures and assets where we are not the majority owner.
(4)

In December 2025, we announced our decision to sell our brewery in Newark, New Jersey, and close our breweries in Fairfield, California, and Merrimack, New Hampshire. The planned sale and closures are expected to be completed in 2026.

(5)

Certain production lines are capable of manufacturing both beer and non-beer beverages. Accordingly, the allocation of annual engineering capacity between beer and non-beer is indicative and may vary depending on product mix and operational requirements.

Non-Beverage Production Facilities

Our beverage production plants are supplemented and supported by a number of plants and other facilities that produce raw materials and packaging materials for our beverages. The table below provides additional detail on these facilities as of 31 December 2025.

Type of plant / facility	Number of plants / facilities(1)	Countries in which plants / facilities are located(1)

Malt plants	19	Argentina, Brazil, Colombia, Ecuador, Mexico, Peru, South Africa, South Korea, Tanzania, Uganda, United States, Uruguay, Zambia

Rice and corn grits mill	6	Argentina, Bolivia, Peru, United States

Farm and agriculture	3	Germany, South Africa, United States

Hop pellet plant	1	Argentina

Glass bottle plants	5	Brazil, Mexico, Paraguay

Crown and closure plants	4	Argentina, Brazil, Colombia, Mexico

Label plants	2	Brazil, Colombia

Can plants	8	Brazil, Bolivia, Mexico, United States

Can lid manufacturing plants	2	United States

Crown and closure liner material plants	1	United States

Soft drink concentrate plants	1	Brazil

Yeast plants	1	Brazil

Other	6	Brazil, United States

Total	59

Note:

(1)	Excludes plants and facilities owned by joint ventures and assets where we are not the majority owner.

In addition to production facilities, we also maintain a geographical footprint in key markets through sales offices and distribution centers. Such offices and centers are opened as needs arise in various markets.

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

For example, in 2025, we invested in additional brewing, packaging, and distribution capacities in multiple countries including Brazil, Colombia, Honduras, India, Mexico, South Africa, the United States and others to meet our future demand expectations in these countries or for export volumes.

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

The distribution of beer, other alcohol beverages and non-beer drinks varies from country to country and from region to region. The nature of distribution reflects consumption patterns and market structure, geographical density of customers, local regulation, the structure of the local retail sector, scale considerations, market share, expected added-value and capital returns, and the existence of third-party wholesalers or distributors. In some markets, brewers distribute directly to customers. In other markets, wholesalers may play an important role in distributing a significant proportion of beer to consumers, either in part for legal reasons (for example, in certain U.S. states and Canada where there may be legal constraints on the ability of a beer manufacturer to own a wholesaler), because of historical market practice (for example, in China and Argentina) or because we have determined that third-party wholesalers provide the most effective route of distribution. In some instances, we have acquired third-party distributors to help us self-distribute our products. Due to strategic reasons and supply chain complexity, in some countries we operate a combined model with our own third-party distributors and wholesalers.

The products we brew in the United States are sold to wholesalers, and those wholesalers, with limited exceptions, have the exclusive right to carry our products within a designated territory for resale to retailers, with some entities owning more than one wholesalership. As of the end of 2025, there were 365 such wholesalers - we owned 9 of these wholesalers and the remaining wholesalers are independent businesses.

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

In some markets, we may enter into licensing agreements or, alternatively, international distribution and/or importation agreements, depending on the best strategic fit for each particular market. Licensing agreements entered into by us may grant the right to third-party licensees to manufacture, package, sell and market one or several of our brands in a particular assigned territory under strict rules and technical requirements. In the case of international distribution and/or importation agreements, we produce and package the products ourselves while the third party distributes, markets and sells the brands in the local market.

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

•

Anadolu Efes has the right to brew and sell Bud, Stella Artois and Beck’s in Turkey and Löwenbräu in Georgia. We also sell various brands, including Budweiser, by exporting from our license partners’ breweries to other countries.

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

•

On 30 March 2018, following the merger of our businesses in Russia and Ukraine with Anadolu Efes, we granted the right to brew and/or distribute several of our brands to our associate, AB InBev Efes in which we own a 50% non-controlling stake and which we do not consolidate. On 22 April 2022, we announced our decision to sell our non-controlling interest in the AB InBev Efes joint venture and that we were in active discussions with Anadolu Efes, the controlling shareholder of AB InBev Efes, to acquire that interest. On 23 October 2024, we announced that we and Anadolu Efes agreed Anadolu Efes would acquire our interest in the Russian business and we would acquire the interest of Anadolu Efes in the Ukraine business. The transaction, including the purchase price and other terms, was subject to required regulatory and governmental approvals which were not obtained. On 30 December 2024, a Russian decree was issued which placed the AB InBev Efes Russian operations under temporary management. There can be no assurances on the status of our investment in AB InBev Efes. See “Item 3. Key Information—D. Risk Factors—Financial Risks—Our business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences” for further details regarding our investment in AB InBev Efes.

•

In connection with the listing of a minority stake of Budweiser APAC on the Hong Kong Stock Exchange, we have entered into a number of framework agreements granting Budweiser APAC (i) exclusive licenses to brew, import for sale, sell and distribute, and (ii) non-exclusive licenses to advertise and promote, our brands in APAC territories.

•

Molson Coors Brewing Company has rights to brew and/or distribute, under license, Beck’s, Löwenbräu, Spaten and Stella Artois, in Albania, Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Kosovo, Macedonia, Moldova, Montenegro, Romania, Serbia, Slovakia and Slovenia.

•

The Budweiser, Corona Extra, Corona Ligera, Coronita Extra, Pacifico, Modelo Negra, Löwenbräu Original, Löwenbräu Oktoberfest, Hoegaarden, Spaten, Spaten Oktoberfest, Franziskaner Hefe-Weissbier Dunkel, Franziskaner Hefe-Weissbier, Leffe Blonde, Leffe Brune, Leffe Radieuse, Belle Vue Extra, Birra del Borgo and Goose Island brands are perpetually licensed to Carlton & United Breweries, a subsidiary of Asahi, in Australia.

•	The Stella Artois, Beck’s and Beck’s Vier brands are perpetually licensed to a subsidiary of Heineken in Australia.

•

In Europe, certain third parties have the right to brew and/or distribute some of our brands such as Mahou San Miguel in Spain (excluding the Canary Islands) and C&C in Scotland, Northern Ireland and Ireland.

We also manufacture and distribute third-party brands and have the right to manufacture and distribute Brahma, a brand owned by our Brazilian listed subsidiary, Ambev, in certain jurisdictions. Compañía Cervecera de Canarias (in the Canary Islands) has an agreement to distribute Guinness in the Canary Islands. In 2025, AB InBev UK Company Limited entered into an agreement with Mahou San Miguel to distribute San Miguel in the UK. Ambev and some of our other subsidiaries have entered into manufacturing and distribution agreements with PepsiCo. Major brands that are distributed under this agreement are Pepsi-Cola, Lipton Ice Tea, H2OH! and Gatorade. See “—2. Principal Activities and Products—Non-Beer—Non-Alcohol Beverages” for further information in this respect. Ambev and some of our other subsidiaries also have licensing agreements with us which allow them to exclusively produce, distribute and market Beck’s, Stella Artois, Budweiser in Latin America and Canada and Corona products in Brazil, Canada, Chile and Argentina. Ambev also distributes Budweiser in Bolivia, Chile, Costa Rica, the Dominican Republic, Guatemala, Nicaragua, Panama, Paraguay, Puerto Rico and Uruguay.

9.	BRANDING AND MARKETING

Our brands are the foundation and cornerstone of our relationships with consumers and the key to our long-term success. Our brand portfolio – its enduring bonds with consumers and its partnerships with customers – are our most important assets. We invest in our brands with an aim to create a long-term sustainable competitive advantage by seeking to meet the beverage needs of consumers around the world and to develop leading brand positions in every market in which we operate.

Our brand portfolio consists of four global brands (Budweiser, Corona, Stella Artois and Michelob ULTRA), our multi-country brands (Beck’s, Hoegaarden, Leffe, Modelo and Flying Fish), and many “local champions” (such as Aguila, Brahma, Bud Light, Busch Light, Cass, Cristal, Harbin, Poker, Skol and Victoria). We believe this robust brand portfolio provides us with strong growth opportunities and positions us well to meet the needs of consumers for different occasions in each of the markets in which we compete. For further information about our brands, see “—2. Principal Activities and Products—Beer.”

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

Our brand-building approach always starts with the consumer. We leverage established third party research as well as proprietary first party data to identify key audiences for each brand and understand their behaviors, attitudes, preferences and needs. Based on this understanding we aim to develop long-term, scalable platforms that connect our key brands with the most relevant passion points for each audience. In doing so, we place significant emphasis on creative effectiveness, and aim to use creativity to solve consumer and business problems in a way that drives growth. We have an ecosystem of programs to support effective creativity, called Creative X, which has been featured as a best practice at the Cannes Lions Festival of Creativity and other global marketing forums. Finally, we execute our brand platforms and activations with a digitally- and commercially-integrated approach, and aim for all brand activations to drive our business and help us lead and grow the category.

We own the rights to use our principal brand names and trademarks in perpetuity for the main countries where these brands are currently commercialized (with the exception of certain Modelo beer brands, certain former SAB brands licensed in the United States and certain brands licensed in Australia as described under “—8. Licensing” above).

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

Our patent portfolio is carefully built to gain a competitive advantage and support our innovation and other intellectual assets. We currently have approximately 160 pending and granted patent families, each of which covers one or more technological inventions. The extent of the protection differs between technologies, as some patents are protected in many jurisdictions, while others are only protected in one or a few jurisdictions. Our patents may relate, for example, to brewing processes, improvements in production of fermented malt-based beverages, treatments for improved beer flavor stability, no-alcohol beer development, filtration processes, beverage-dispensing systems and devices, can manufacturing processes, beer packaging or novel uses for brewing materials and disruptive technologies.

We license in limited technology from third parties. We also license out certain of our intellectual property to third parties, for which we receive royalties.

Innovation, Research and Development

Given our focus on innovation, we place a high value on research and development (“R&D”). Our innovation strategy is translated into our R&D priorities, which consist of breakthrough innovation, incremental innovation and renovation (that is, updates and enhancements of existing products and packages). The main goal for the innovation process is to provide consumers with better products and experiences. This includes launching new products, new packaging and new dispensing systems that deliver better performance, both for the consumer and in terms of financial results, by increasing our competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different beverage categories and the choice of beverages increasing, our R&D efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and other alcohol beverages and developing consumer solutions (products) that better address consumer needs and deliver better experiences. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to our R&D efforts.

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

Production, advertising, marketing and sales of alcohol beverages are subject to various restrictions around the world, often based on health considerations. These range from a complete prohibition of alcohol in certain countries and cultures through the prohibition of the import of alcohol, to restrictions on the advertising style, media and messages used. In a number of countries, for example, television is a prohibited medium for advertising beer and other alcohol beverage products, and in other countries, the marketing or selling of beer at sporting events may be restricted or regulated by advertising codes and applicable laws. Media restrictions may constrain our brand-building and innovation potential. Labeling of our products is also regulated in certain markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to alcohol products, including beer, have also become prevalent in recent years. Introduction of smoking bans in pubs and restaurants may have negative effects on on-trade consumption (that is, beer purchased for consumption in a pub or restaurant or similar retail establishment), as opposed to off-trade consumption (i.e., beer purchased at a retail outlet for consumption at home or another location). We believe that the regulatory environment in most countries in which we operate is becoming increasingly stringent with respect to health issues and expect this trend to continue.

The distribution of our beer and other alcohol beverage products may also be regulated. In certain markets, alcohol may only be sold through licensed outlets, varying from government- or state-operated monopoly outlets (e.g., in the off-trade channel of certain Canadian provinces) to the common system of licensed on-trade outlets (e.g., licensed bars and restaurants) which prevails in many countries (e.g., in much of the European Union). In the United States, states operate under a three-tier system of regulation for beer products from brewer to wholesaler to retailer, meaning that we usually work with licensed third-party distributors to distribute our products to the points of sale.

In the United States, both federal and state laws generally prohibit us from providing anything of value to retailers in respect of our alcohol products, including paying slotting fees or (subject to exceptions) holding ownership interests in such retailers. Some states prohibit us from being licensed as a wholesaler for our products. State laws also regulate the interactions among us, our wholesalers and consumers by, for example, limiting merchandise that can be provided to consumers or limiting promotional activities that can be held at retail premises. If we violate applicable federal or state alcohol beverage laws, we could be subject to a variety of sanctions, including fines, equitable relief and suspension or permanent revocation of our licenses to brew or sell our products.

Governments in most of the countries in which we do business also establish minimum legal drinking ages, which generally vary from 16 to 21 years of age or impose other restrictions on sales. Some governments have imposed or are considering imposing minimum pricing on alcohol products. Moreover, governments may seek to address harmful use of alcohol by raising the legal drinking age, further limiting the number, type or operating hours of retail outlets or expanding retail licensing requirements. We work both independently and together with other brewers and alcohol beverage companies to tackle the harmful use of alcohol products and actively promote responsible sales and consumption.

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

In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a substantial proportion of the cost of beer charged to customers. In the United States, for example, the brewing industry is subject to significant taxation. The United States federal government currently levies an excise tax of USD 16 per barrel (equivalent to approximately 117 liters) for the first 6 million barrels of beer sold for consumption in the United States and then USD 18 per barrel for every barrel thereafter. All states also levy excise taxes on alcohol beverages. Proposals have been made to increase excise taxes in some states. Every year, several countries introduce proposals to increase beer excise taxes. Rising excise duties can drive up our pricing to the consumer, which in turn could have a negative impact on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may be subject to adverse changes in taxation and other tax-related risks.”

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

We are subject to different environmental legislation and controls in each of the countries in which we do business. Environmental laws in the countries in which we operate mostly relate to (i) the conformity of our operating procedures with environmental standards regarding, among other things, the emission of gas and liquid effluents, (ii) the disposal of one-way (that is, non-returnable) packaging and (iii) noise levels. We believe that the regulatory climate in certain countries in which we do business is becoming increasingly strict with respect to environmental issues and expect this trend to continue in the future in such countries. Achieving compliance with applicable environmental standards and legislation may require plant modifications and capital expenditures. Laws and regulations may also limit noise levels and the disposal of waste, as well as impose waste treatment and disposal requirements. Some of the jurisdictions in which we operate have laws and regulations that require polluters or site owners or occupants to clean up contamination.

The frequency and amount of dividends payable to us by our operating subsidiaries is, in certain countries, subject to exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. See also “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Transfers from Subsidiaries” and “Item 3. Key Information—D. Risk Factors—We are exposed to developing market risks, including the risks of devaluation, nationalization and inflation.”

Iran-Related Required Disclosure

The Iran Threat Reduction and Syria Human Rights Act of 2012 requires disclosure of certain activities relating to Iran by AB InBev or its affiliates that occurred during our 2025 fiscal year. Anadolu Efes, our affiliate, has a licensing agreement with an Iranian company for the production of no-alcohol beer in Iran. Pursuant to that licensing agreement, Anadolu Efes will receive EUR 225,020 (USD 259,494) in gross revenue for 2025, from which it expects to record no net profit. Anadolu Efes plans to continue its licensing arrangement.

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

Through our reach, resources and energy, we are addressing the needs of our communities through:

•	Promoting smart drinking;

•	Improving environmental resilience and promoting inclusive growth;

•	Increasing workplace safety;

•	Business ethics; and

•	Providing safe drinking water to our communities.

Promoting Smart Drinking

With a lower average ABV compared to other alcohol beverages, we believe beer is well-suited to offer consumers more balanced choices. As the world’s leading brewer, AB InBev is committed to promoting moderation and responsible drinking.

We engage with our consumers and end users through our marketing practices at various stages and frequencies. Research indicates that individual patterns of consumption may be improved by reminding consumers that moderation and control are the group norms. Through social norms marketing, we aim to improve consumption patterns by promoting social norms that produce positive outcomes. By expanding our portfolio of no-alcohol and lower-alcohol products to give consumers balanced choices, we seek to enable moderation and responsible drinking worldwide. When it comes to responsible drinking and moderation, we focus on four areas:

•	Social norms marketing;

•	Programs;

•	Providing balanced choices in the product portfolio; and

•	Labeling.

Social Norms Marketing

Our social norms marketing aims to use peer information to encourage moderation. By informing consumers of the fact that the majority of those who consume alcohol do so in moderation, we seek to drive positive behavioral change and reinforce social expectations that those who drink should do so responsibly. Our social norms efforts include investments in campaigns and programs aimed to improve consumer attitudes and behaviors towards moderation.

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

Tracking and assessment of these programs is managed at a local level. In partnership with local experts, governments and the AB InBev Foundation, we supported 46 programs across 24 countries using these evidence-based techniques in 2025.

Providing Balanced Choices in the Product Portfolio

Our portfolio includes no-alcohol beers in many markets, including global brands like Corona Cero, Budweiser 0.0 and Michelob ULTRA Zero. In 2015, we led the industry by setting a goal to expand our no- and low-alcohol beer volume to represent 20% of our global beer volume by the end of 2025. In 2025, 6.2% of our global beer volume was less than 3.5% ABV. Although we have been striving to meet this goal, we did not reach the 20% goal by 2025. When measured against the typical 5% ABV for beer, lower-alcohol alternatives are a larger part of our portfolio. In 2025, products at 4.5% ABV or below represented 52.9% of our portfolio. We continue to expand our portfolio of no-alcohol and lower-alcohol products to give consumers more choice, enabling them to exercise moderation and responsible drinking. We have also continued to innovate our brewing process with advancements that allow us to rapidly scale no-alcohol offerings with superior taste.

Labeling

As part of our voluntary guidance labeling initiative, we continue to include smart drinking label designs on primary product packaging in countries where there is currently no mandate for legal warnings. This includes labels with voluntary messaging that promote responsible consumption such as “Don’t Drink and Drive,” “Not for Minors,” and “Not for Pregnant Women”.

Improving environmental resilience and promoting inclusive growth

We depend on natural resources to brew our beers and strive to use resources responsibly and preserve them for the future. We seek to factor sustainability into how we do business, including how we source water, energy and raw materials. We aim to develop innovative programs across our supply chain to improve our sustainability performance with our business partners. To promote inclusive growth and improve livelihoods in the communities we are part of, we also support the farmers and small retailers in our value chain to help them be more productive.

2025 Sustainability Goals

We aim to contribute to the United Nations Sustainable Development Goals and broader global sustainable development agenda while building resilient supply chains, productive communities and a healthier environment. In March 2018, following the achievement of our 2017 Environmental Goals, we announced 2025 Sustainability Goals, which focus on four areas: smart agriculture, water stewardship, circular packaging and climate action.

•

Smart agriculture: our goal was for 100% of the company’s direct farmers to be skilled, connected and financially empowered. We achieved this goal at the end of 2025 with 100% of the company’s direct farmers considered skilled, connected and financially empowered;

•

Water stewardship: our goal was for 100% of our communities in high-stress areas to have improved water availability and quality. We achieved this goal at the end of 2025 as 100% of our communities in high-stress areas had improved water availability;

•

Circular packaging: our goal was for 100% of our products to be in packaging that is returnable or made from mostly recyclable content. We did not achieve this goal by the end of 2025 due to the limited availability of viable recycled content in PET packaging, which is highly dependent on local recycling supply chains and dynamic market conditions; and

•

Climate change: our goal was for 100% of our purchased electricity to be from renewable sources as well as a goal of 25% reduction in carbon dioxide emissions across our value chain relative to 2017. We contracted the equivalent of 100% of our global purchased electricity volume from renewable sources but did not achieve the renewable electricity target in our climate action goal as 83.7% of our global purchased electricity was operational at the end of 2025. We achieved the emissions reduction target with a 31.9% reduction in carbon dioxide emissions across our value chain since 2017.

We also innovate with business in the 100+ Accelerator, which we founded in 2018 to provide mentorship, training and funding to help scale sustainable innovations. In partnership with the Coca-Cola Company, Colgate Palmolive, Danone, Mondelēz and Unilever, the 100+ Accelerator has worked with 190 startups from 40 countries.

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

Our Emprendedores program aims to empower local small retailers in countries like Colombia, Peru and Ecuador by providing access to tools such as business skills training, financial education and digital solutions, to help strengthen the sustainability of their businesses.

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

Creating resilient agricultural supply chains

Agriculture is a focus area for action related to responsible sourcing. In 2025, we continued to build resilient agricultural systems, by working with over 20,000 farmers with whom we have a direct sourcing relationship, ranging from large commercial farmers to smallholder farmers. We have put in place programs and partnerships to ensure that our farmers have access to good seed varieties and technical training (skilled), improved insights and data (connected), and the ability to invest in and grow their business (financially empowered). We also continued to implement our soil health framework, launched in 2020 in partnership with The Nature Conservancy, to provide a path for our agronomists and researchers to design and measure the impact of soil health, water and biodiversity initiatives in the field. The framework creates a common set of goals and a suite of agronomic practices and implementation strategies that our teams can tailor for the local context.

Watershed Protection

In 2025, we continued working to scale our water stewardship efforts by driving water efficiency in our operations and by engaging in watershed protection measures in partnership with local stakeholders, especially in high-water-stress areas. Together with local authorities, other water users, and non-governmental organizations like the World Wildlife Fund and The Nature Conservancy, we have devoted financial and technical resources to green infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts, and soil conservation techniques. To address the challenges specific to the local context, we have developed and implemented a comprehensive watershed management process at sites located in water-stressed areas. We are taking a results-based approach and have established baselines for measurement and tracking techniques based on initiatives in a number of our high-risk communities. To date we have invested in long-term solutions across 36 sites where we seek to increase water security and improve water quality and availability for our communities and operations.

Renewable Energy

We are a large corporate buyer of electricity and seek to source 100% of our purchased electricity from renewables in order to reduce our carbon emissions and long-term energy cost, and improve air quality. We follow the RE100 guidelines with our renewable electricity sources coming from solar, wind, biomass, biogas, geothermal and water. We also follow RE100 guidelines on energy generation, leveraging self-generated energy through either on-site installations or off-site PPAs. While we achieved an increase in operational renewable electricity each year over the past eight years, we did not reach 100% operational renewable electricity by the end of 2025 due to current challenges such as the absence of needed local infrastructure and enabling regulatory frameworks.

Recycling

We are driving and protecting the circular economy of our industry by increasing the amount of reused or recycled materials in our packaging and recovering more post-consumer waste. We aim to work with partners, suppliers and retailers across our value chain in this effort. Packaging, such as returnable glass bottles, is an important component of this effort, and increasing recycling, recovery and reuse also helps avoid loss of value. In 2025, 89.7% of our products were in returnable packaging or made from majority (more than 50%) recycled content. While we continue to increase circular packaging across our operations and achieved majority recycled content in glass and cans, we did not achieve our goal by the end of 2025 due to the limited availability of viable recycled content in PET packaging, which is highly dependent on local recycling supply chains and dynamic market conditions.

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

We are members of the Beverage Industry Environmental Roundtable, a technical coalition of leading global beverage companies working together to advance environmental sustainability within the beverage sector. In addition, we engage annually with many community stakeholders around the world on environmental topics including water, nature, and agriculture.

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

Providing Safe Drinking Water to Our Communities

We support our communities during times of need. Our commitment to providing safe drinking water spans across various regions, with significant efforts made around the world in 2025:

•

In the United States, we reached the milestone of producing 100 million cans of emergency drinking water for communities impacted by disaster since 1988, underscoring our continued commitment to showing up for our neighbors in partnership with the American Red Cross;

•	In India, we installed two “Water ATMs” in Mysuru to help provide a safe, accessible, and reliable supply of clean drinking water, purified through reverse osmosis filtration plants;

•

In Mexico, Grupo Modelo, through Aguas Firmes and in collaboration with the German Agency for International Development, local authorities and community leaders, held a Support Delivery event in Apan, Hidalgo, distributing around 700 water tanks to families and community spaces; and

•

In Brazil, Ambev, in partnership with Florescer – a non-profit organization that fosters local economies – installed drinking water fountains in Belém, benefiting more than 1.2 million people across urban and riverside areas. The partnership also expanded to Rio de Janeiro, providing access to clean water for communities without adequate supply and reaching nearly 150,000 residents.

C.	ORGANIZATIONAL STRUCTURE

Anheuser-Busch InBev SA/NV is the parent company of the AB InBev Group. Our most significant subsidiaries (as of 31 December 2025) are:

Subsidiary Name	Jurisdiction of incorporation or residence	Proportion of ownership interest	Proportion of voting rights held
Anheuser-Busch Companies, LLC One Busch Place St. Louis, MO 63118	Delaware, U.S.A.	100%	100%
Ambev S.A. Rua Dr. Renato Paes de Barros 1017 3° Andar Itaim Bibi São Paulo, Brazil	Brazil	61.73%	61.73%
Budweiser Brewing Company APAC Limited Suite 2701, Hysan Place 500 Hennessy Road, Causeway Bay Hong Kong SAR, China	Cayman Islands	87.22%	87.22%
Cervecería Modelo de México, S. de R.L. de C.V. Cerrada de Palomas 22, 6th Floor, Reforma Social Miguel Hidalgo 11650 Mexico City, Mexico	Mexico	100%	100%
ABI SAB Group Holding Limited Bureau, 90 Fetter Lane London EC4A 1EN, United Kingdom	United Kingdom	100%	100%

For a more comprehensive list of our most important financing and operating subsidiaries, see note 34 of our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

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

The following is a review of our financial condition and results of operations as of 31 December 2025 and 2024, and for the three years ended 31 December 2025, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Form 20-F.

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

We have prepared our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union. The financial information and related discussion and analysis contained in this item are presented in U.S. dollars except as otherwise specified. Unless otherwise specified, the financial information analysis in this Form 20-F is based on our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

See “Presentation of Financial and Other Data” for further information on our presentation of financial information.

A.	KEY FACTORS AFFECTING RESULTS OF OPERATIONS

We consider economic conditions and pricing, raw material and transport prices, consumer preferences, our product mix, the effect of our distribution arrangements, acquisitions, divestitures and other structural changes, excise taxes, the effect of governmental regulations, foreign currency effects, and weather and seasonality to be the key factors influencing the results of our operations. The following sections discuss these key factors.

Economic Conditions and Pricing

General economic conditions in the geographic regions in which we sell our products, such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, energy prices, interest rates, government policies including the implementation of tariffs and other trade barriers, exchange rates and currency devaluation or revaluation (including adverse transactional currency effects which may impact certain U.S. dollar-denominated products or services that could become more expensive in terms of local currencies due to the appreciation of the U.S. dollar), influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes sold and the price that can be charged. Unfavorable macroeconomic conditions in any of our key markets, including the U.S., Mexico, Brazil, Europe and China, could have a material adverse effect on the demand for our products. Furthermore, as a substantial proportion of our operations are carried out in developing markets, any general decline in developing markets as a whole could impact us disproportionately compared to our competitors with less exposure to developing markets.

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

Markets across the world experienced significant inflationary pressures in recent years, and inflation rates in certain countries in which we operate may continue at elevated levels for the near-term. The level of inflation has been particularly significant in our South America region. In May 2018, the Argentine peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies (see “—Foreign Currency”). As measured by the Instituto Nacional de Estadística y Censos, Argentine inflation was approximately 31% in 2025. These inflationary pressures drove the decline in our total volumes in Argentina for the year ended 31 December 2025. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Volumes” for additional details. A central element of our strategy for achieving sustained profitable volume growth is our ability to anticipate changes in local economic conditions and their impact on consumer demand in order to achieve the optimal combination of pricing and sales volume.

Inflationary pressures may also result in significant increases to our expenses, including direct materials, wages, energy, and transportation costs. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Cost of Sales” for additional details. In cases of sustained and elevated inflation across several of our key markets, it may be difficult to effectively manage the increases to our costs and we may not be able to pass these increased costs on to our customers.

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

The main raw materials used in our beer and other malt-based alcohol beverage production are malted barley, corn, rice, hops, yeast and water, while those used in our non-beer production are flavors, fruit concentrate, sugar, sweetener, water and/or spirit base. In some of our regions, such as in Africa, locally-sourced agricultural products, such as sorghum or cassava, can be used in place of malted barley. In addition to these inputs into our products, delivery of our products to consumers requires extensive use of packaging materials, such as glass, PET and aluminum bottles, aluminum or steel cans and kegs, labels, plastic crates, metal and plastic closures, folding cartons, cardboard products and plastic films.

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

Geopolitical or local instability can increase pressures on the supply chain and increase energy costs, which may increase the cost of manufacturing, selling and delivering our products. Increases in the prices of our products could affect demand among consumers, and, thus, our sales volumes and revenue. Even though we seek to minimize the impact of such fluctuations through financial and physical hedging, the results of our hedging activities may vary across time.

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

Consumer Preferences

We are a consumer products company, and our results of operations largely depend on our ability to respond effectively to shifting consumer preferences. Consumer preferences may shift due to a variety of factors, including changes in demographics, changes in social trends, such as consumer health concerns, product attributes and ingredients, changes in social habits, changes in travel, weather, vacation or leisure activity patterns, or negative publicity resulting from regulatory action, litigation, our sponsorship relations or campaigns, actions or statements by activists or other public figures.

Product Mix

The results of our operations are substantially affected by our ability to build on our strong family of brands by relaunching or reinvigorating existing brands in current markets, launching existing brands in new markets and introducing brand extensions and packaging alternatives for our existing brands, as well as our ability to both acquire and develop innovative products to respond to changing consumer preferences. Strong, well-recognized brands that attract and retain consumers, for which consumers are willing to pay a premium, are critical to our efforts to maintain and increase market share and benefit from high margins. See “Item 4. Information on the Company—B. Business Overview—2. Principal Activities and Products” for further information regarding our brands.

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

Acquisitions, Divestitures and Other Structural Changes

We regularly engage in acquisitions, divestitures and investments. We also engage in the start-up or termination of activities and may transfer activities between business segments. Such events have had and are expected to continue to have a significant effect on our results of operations and the comparability of period-to-period results. Significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2025 and 2024 are described below. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 included in this Form 20-F.

Acquisitions, Divestitures and Other Arrangements

Effective 1 January 2025, we became the distributor and promoter of San Miguel beers in the United Kingdom following the agreement reached with Mahou in 2024.

In the year ended 31 December 2025, we also entered into a contract brewing agreement with Pabst Brewing Company, with the results reported within Global Export and Holding Companies business segment. Volumes related to this contract brewing agreement are not included in our volumes. We also terminated distribution rights related to Ghost beverages in the United States.

In the year ended 31 December 2025, we disposed of assets held for sale in Barbados and other Caribbean islands and we reported a USD 96 million gain in exceptional items.

In the year ended 31 December 2024, we disposed of our share in associate Ghost Beverages LLC in the U.S. to Keurig Dr. Pepper and we reported a USD 437 million gain in exceptional items.

During 2024 and 2025, we also undertook a series of additional acquisitions and disposals, including the acquisition and termination of certain distribution rights (together with the acquisitions, disposals and arrangements described above, the “2024 and 2025 acquisitions and disposals”), with no significant impact to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 included in this Form 20-F.

We may also acquire, purchase or dispose of further assets or businesses in our normal course of operations. Accordingly, the financial information presented in this Form 20-F may not reflect the scope of our business as it will be conducted in the future.

Brazilian Tax Credits

In the year ended 31 December 2025, our subsidiary Ambev recognized USD 26 million income in Other operating income related to tax credits in Brazil (2024: USD 49 million). Additionally, Ambev recognized USD 117 million of interest income in Finance income for the year ended 31 December 2025 (2024: USD 142 million) related to these credits.

Excise Taxes

Taxation on our beer, other alcohol beverage and non-beer products in the countries in which we operate is comprised of different taxes specific to each jurisdiction, such as excise and other indirect taxes. In many jurisdictions, excise and other indirect duties, including legislation regarding minimum alcohol pricing, make up a large proportion of the cost of beer charged to customers. Increases in excise and other indirect taxes applicable to our products either on an absolute basis or relative to the levels applicable to other beverages tend to adversely affect our revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. These increases also adversely affect the affordability of our products and our ability to raise prices. For further discussion of excise taxes and the risk of increased tax rates, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and Our Activities—Legal and Regulatory Risks—We may be subject to adverse changes in taxation and other tax-related risks”.

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

In particular, changes in the value of our operating companies’ functional currencies against other currencies in which their costs and expenses are priced may affect those operating companies’ cost of sales and operating expenses, and, thus, negatively impact their operating margins in functional currency terms. Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions, while monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date. Except for exchange differences on transactions entered into in order to hedge certain foreign currency risk and exchange rate differences on monetary items that form part of the net investment in the foreign operations, gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities in currencies other than an operating company’s functional currency are recognized in the income statement. Historically, we have been able to raise prices and implement cost-saving initiatives to partly offset cost and expense increases due to exchange rate volatility. We also have hedge policies designed to manage commodity price and foreign currency risks to protect our exposure to currencies other than our operating companies’ respective functional currencies. Derivative financial instruments and contractual terms can protect against currency fluctuations in the short term to some extent. However, derivatives and contractual arrangements expire, and upon expiry are subject to renegotiation, and therefore cannot provide complete protection over the medium or longer term which may adversely impact our results from operations. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments” for further detail on our approach to hedging commodity price and foreign currency risk.

Any change in the exchange rates between our operating companies’ functional currencies and our reporting currency affects our consolidated income statement and consolidated statement of financial position when the results of those operating companies are translated into the reporting currency for reporting purposes as translational exposures are not hedged. Assets and liabilities of foreign operations are translated to the reporting currency at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflation economies, are translated to the reporting currency at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity into the reporting currency at year-end are taken to other comprehensive income (that is, in the translation reserve). In May 2018, the Argentine peso underwent a severe devaluation resulting in Argentina’s three-year cumulative inflation exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies. Under IAS 29, the non-monetary assets and liabilities are stated at historical cost and the equity and income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. These re-measured accounts are used for conversion into U.S. dollar at the period closing exchange rate. As a result, the balance sheet and net results of subsidiaries operating in hyperinflationary economies are stated in terms of the measuring unit current at the end of the reporting period.

During 2025, the closing exchange rate of several currencies, such as the Brazilian real, the Colombian peso, the Euro, the Mexican peso, the Peruvian sol and the South African rand appreciated against the U.S. dollar. During the same period, the average exchange rate of several currencies, such as the Brazilian real and the Mexican peso, and the closing exchange rate of the Argentine peso, depreciated against the U.S. dollar. Our total consolidated revenue was USD 59.3 billion for the year ended 31 December 2025, a decrease of USD 0.4 billion compared to the year ended 31 December 2024. The negative impact of unfavorable currency translation effects, including hyperinflation accounting impact, on our consolidated revenue in the year ended 31 December 2025 was USD 1.3 billion, primarily as a result of the currency translation effects from the Argentine peso, Brazilian real and the Mexican peso.

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

Based on 2025 information, for example, we realized 46% of our total 2025 volumes in South America in the second and third quarters, compared to 54% in the first and fourth quarters of the year, whereas in North America, we realized 54% of our sales volume in the second and third quarters, compared to 46% in the first and fourth quarters. Although such sales volume figures are the result of a range of factors in addition to weather and seasonality, they are nevertheless broadly illustrative of the historical trend described above.

B.	SIGNIFICANT ACCOUNTING POLICIES

For a summary of all of our significant accounting policies, see note 3 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 included in this Form 20-F.

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

Summary of Changes in Accounting Policies

To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing our consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

The following standards, amendments and interpretations have been issued recently, but are not yet effective:

IFRS 18 – Presentation and Disclosures in Financial Statements (effective for annual reporting periods beginning on or after 1 January 2027) will replace IAS 1 and introduce new requirements aimed at improving comparability of financial performance reporting and enhancing the transparency of the information provided to users. While IFRS 18 does not affect the recognition or measurement of assets, liabilities, income or expenses, it will impact the presentation of the primary financial statements and the related disclosures. We anticipate that the adoption of the standard will primarily affect the presentation of the income statement and the cash flow statement, the disclosure of management performance measures, and the related note structure. We do not intend to early adopt IFRS 18 and are currently assessing its full impact. For additional information, see note 3 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

A number of amendments to standards effective for annual periods beginning after 1 January 2026 have not been discussed either because of their non-applicability or immateriality to our consolidated financial statements.

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

In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers. The aggregate deduction from revenue recorded by us in relation to these taxes was USD 15.3 billion and USD 15.2 billion for the years ended 31 December 2025 and 2024, respectively.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that include a significant amount of goodwill and other intangible assets, including the acquisitions of Anheuser-Busch Companies, Grupo Modelo and SAB.

As of 31 December 2025, our total goodwill amounted to USD 117.9 billion, and our intangible assets with indefinite useful lives amounted to USD 38.5 billion.

Based on our 2025 annual impairment testing for goodwill, no impairment charge was warranted in 2025.

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

Our impairment testing methodology is in accordance with IAS 36 Impairment of Assets in which fair-value-less-cost-to-sell and value in use approaches are taken into account. This entails applying a discounted cash flow approach based on acquisition valuation models for the cash- generating units showing an invested capital to Normalized EBITDA multiple above 9x and valuation multiples for our other cash-generating units. The discounted cash flow approach was applied for Colombia, South Africa, Rest of Asia Pacific and the United States cash-generating units.

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

•

In order to calculate the terminal value, the company extrapolated the cash flows after the first ten-year period using expected annual long-term GDP growth rates based on external sources or applied a market multiple after the first 5 years of the plan set at 10.8x. The company considered sensitivities on these metrics and corroborated the calculations by market multiples;

•	Projections are discounted at the unit’s weighted average cost of capital (“WACC”), considering sensitivities on this metric; and

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 3%.

For the cash generating units subject to a discounted cash flow approach, the WACC applied in US dollar nominal terms were as follows:

	Year ended 31 December 2025	Year ended 31 December 2024
Colombia	9%	10%
South Africa	10%	11%

	Year ended 31 December 2025	Year ended 31 December 2024
Rest of Asia Pacific	8%	8%
United States	7%	7%

During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate.

In the sensitivity analysis performed by management during the annual impairment testing in 2025, an adverse change of 1% in WACC or terminal growth rate would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, based on the sensitivity analysis performed, we are not aware of any reasonably possible change in a key assumption used that would cause a cash generating unit’s carrying amount to exceed its recoverable amount.

Although we believe that our judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

Impairment testing of intangible assets with an indefinite useful life is based on the same methodology and assumptions as described above.

For additional information on tangible assets, goodwill, intangible assets, and impairments, see notes 8, 13, 14 and 15 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

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

Assumptions used to value defined benefit liabilities are based on actual historical experience, plan demographics, external data regarding compensation and economic trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense. Remeasurements, comprising actuarial gains and losses, the effect of asset ceilings (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. For further information on how changes in these assumptions could change the amounts recognized, see the sensitivity analysis within note 23 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

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

Share-Based Compensation

We have various types of equity-settled share-based compensation schemes for employees. Employee services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments as of the date of grant. Fair value of stock options is estimated by using the binomial Hull model on the date of grant based on certain assumptions. No stock options were granted in 2024 and 2025. See note 24 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 included in this Form 20-F.

Contingencies

The preparation of our financial statements requires management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenue and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 29 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

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

As discussed in “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and in note 29 to our audited consolidated financial statements as of 31 December 2025 and 2024 and for the three years ended 31 December 2025, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against us. We record provisions for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

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

We are subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some of our subsidiaries are involved in tax audits and local enquiries, usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. As required by IFRIC 23, we assess each material tax position. When we assess that it is probable that the tax authorities will accept the tax treatments adopted, income taxes are calculated and reported consistently with the tax treatment used. We disclose the potential effect of material uncertainties as a tax-related contingency in note 29 to our audited consolidated financial statements as of 31 December 2025 and 2024 and for the three years ended 31 December 2025. When we conclude that it is not probable that a particular tax treatment will be accepted, we generally use the most likely amount of the tax treatment when determining the tax provision to be recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Accounting for Derivatives

Our risk management strategy includes the use of derivatives. The main derivative instruments we use are foreign exchange forwards, currency options, currency futures, interest rate swaps, cross currency interest rate swaps, commodity swaps, commodity futures and equity swaps. Our policy prohibits the use of derivatives in the context of speculative trading.

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

In 2025 North America accounted for 14.7% of our consolidated volumes, Middle Americas for 26.8%; South America for 27.7%; EMEA for 16.6%; Asia Pacific for 14.1%; and Global Export and Holding Companies for 0.1%. A substantial portion of our operations is carried out through our four largest subsidiaries: Anheuser-Busch Companies (wholly owned); Ambev (61.73% owned as of 31 December 2025); Grupo Modelo (wholly owned); Budweiser APAC (87.22% owned as of 31 December 2025); and their respective subsidiaries.

Throughout the world, we are primarily active in the beer business. However, during 2025, we also had non-beer activities (primarily consisting of soft drinks, spirits-based beverages and energy drinks) within South America, particularly in Brazil, Argentina and Bolivia, within Middle Americas, particularly in Honduras, El Salvador, Colombia and Peru, and within North America, particularly in the United States. Both the beer and non-beer volumes comprise not only brands that we own or license, but also third-party brands that we brew and sell, and third-party products that we sell through our distribution network.

D.	EQUITY INVESTMENTS

See note 16 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 for more information.

E.	RESULTS OF OPERATIONS

Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024

The table below presents our condensed consolidated results of operations for the years ended 31 December 2025 and 2024.

	Year ended 31 December 2025	Year ended 31 December 2024	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	561,100	575,706	(2.5)
Revenue	59,320	59,768	(0.8)
Cost of sales	(26,141)	(26,744)	2.3
Gross profit	33,179	33,024	0.5
Selling, General and Administrative expenses	(18,133)	(18,341)	1.1
Other operating income/(expenses)	808	779	3.8

	Year ended 31 December 2025	Year ended 31 December 2024	Change
	(USD million, except volumes)		(%)(1)
Exceptional items	(449)	25	—
Profit of the period	8,477	7,416	14.3
Profit from operations	15,405	15,487	(0.5)
Normalized EBITDA(2)	21,223	20,958	1.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Normalized EBITDA is a non-IFRS measure. For a discussion of how we use Normalized EBITDA, and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks, spirits-based beverages and energy drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew and sell, and third-party products that we sell through our distribution network, particularly in Europe and Middle Americas. Volumes sold by the Global Export business, which comprises our global headquarters and export operations not allocated to any region, are presented separately.

The table below summarizes the volume evolution by business segment.

	Year ended 31 December 2025	Year ended 31 December 2024	Change
	(thousand hectoliters)		(%)(1)
North America	82,734	86,272	(4.1)
Middle Americas	150,490	150,086	0.3
South America	155,171	160,768	(3.5)
EMEA	93,323	93,804	(0.5)
Asia Pacific	78,999	84,397	(6.4)
Global Export and Holding Companies	383	380	1.0

Total	561,100	575,706	(2.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the year ended 31 December 2025 decreased by 14.6 million hectoliters, or 2.5%, to 561.1 million hectoliters compared to our consolidated volumes for the year ended 31 December 2024, as a result of our performance mainly in Asia Pacific, South America and North America. The results for the year ended 31 December 2025 reflect the performance of our business after the completion of the 2024 and 2025 acquisitions and disposals.

Excluding volume changes attributable to the 2024 and 2025 acquisitions and disposals, our volumes decreased 2.3% in the year ended 31 December 2025 compared to the year ended 31 December 2024. On the same basis, our beer volumes decreased 2.6% and our non-beer volumes decreased 0.4%, as demand in some of our key markets was impacted by a constrained consumer environment and unseasonable weather.

North America

In the year ended 31 December 2025, our volumes in North America decreased by 3.5 million hectoliters, or 4.1%, compared to the year ended 31 December 2024. Excluding volume changes attributable to discontinued distribution rights in the United States, our total volumes decreased by 3.0% in the year ended 31 December 2025, compared to the year ended 31 December 2024.

In the United States, our sales-to-retailers (“STRs”) declined by 3.2%, estimated to have outperformed the industry, and our sales-to-wholesalers (“STWs”) declined by 3.2%. Our market share momentum continued in 2025, with share gains in beer and the spirits-based ready-to-drink category, according to Circana. Our beer performance was led by Michelob Ultra, the leading brand by volume in the industry and the #1 volume share gainer, and Busch Light, which continued to be the #2 volume share gainer in the industry according to Circana. In Beyond Beer, our portfolio momentum accelerated, led by Cutwater which was the #1 share gaining brand in the total spirits industry in the fourth quarter of 2025 according to Circana. We strengthened our leadership position in no-alcohol beer, with our portfolio gaining share. We are leading the industry in innovation, with Michelob Ultra Zero and Busch Light Apple the top two innovations in beer in 2025. Consistent execution, market share gains, and productivity initiatives enabled us to offset a soft industry.

In Canada, our volumes declined by low-single digits, estimated to have outperformed the industry in both beer and Beyond Beer. Our beer performance was led by Busch and Michelob Ultra which were the top two share gainers in the industry in 2025 according to Beer Canada. Beyond Beer growth was led by Cutwater and Mike’s Hard Lemonade which were both in the top five share gainers in the category according to our estimates.

Middle Americas

In the year ended 31 December 2025, our volumes in Middle Americas increased by 0.4 million hectoliters, or 0.3%, compared to the year ended 31 December 2024.

In Mexico, our volumes were flat in 2025, outperforming the industry according to our estimates. Our business continued to gain share of the industry in 2025 with our performance led by our above core beer portfolio. We gained share of no-alcohol beer and, as of the third quarter of 2025, are the industry leader according to Cerveceros de Mexico, with Corona Cero growing volume by strong double-digits. We continue to progress our digital initiatives, with BEES Marketplace growing GMV by 29% compared to 2024 and our digital DTC platform, TaDa Delivery, fulfilling 4.2 million orders, a 3% increase compared to 2024.

In Colombia, our volumes increased by low-single digits, estimated to be in-line with the industry. Driven by the consistent execution of our category expansion levers, the beer industry continued to grow in 2025 with our volumes reaching a new record high.

In Peru, our volumes increased by low-single digits, with our performance led by our above core beer portfolio, which grew volume by low-teens.

In Ecuador, our volumes increased by low-single digits.

South America

In the year ended 31 December 2025, our volumes in South America decreased by 5.6 million hectoliters, or 3.5%, compared to the year ended 31 December 2024, with our beer volumes decreasing 3.8% and our non-beer volumes decreasing 2.6%.

In Brazil, our volumes declined by 4.1%, with beer volumes down by 4.6% and non-beer volumes down by 2.9%. Beer volumes are estimated to be in line with the industry which was impacted by unseasonable weather and a soft consumer environment. Our premium and super premium beer brands led our performance in 2025, delivering high-teens volume growth and estimated to have gained market share to now lead the premium segment, according to Nielsen. Our mainstream volume trend improved sequentially in the fourth quarter of 2025 as weather conditions normalized, estimated to have gained share of the segment in the quarter. Our portfolio of balanced choices drove incremental growth with volumes of our no-alcohol beer brands increasing by 30% in 2025. In non-beer, our low- and no-sugar portfolio continued to outperform, delivering mid-twenties volume growth. We continue to progress our digital initiatives, with BEES Marketplace growing GMV by 78% compared to 2024, and our digital DTC platform, Zé Delivery, generating approximately 67 million orders.

In Argentina, our volumes declined by mid-single digits, estimated to have underperformed the industry as overall consumer demand continued to be impacted by inflationary pressures.

EMEA

In the year ended 31 December 2025, our volumes in EMEA decreased by 0.5 million hectoliters, or 0.5%, compared to the year ended 31 December 2024.

In Europe, our volumes declined by low-single digits, estimated to have gained market share in 5 of our 6 key markets. The beer category was estimated to have gained share of alcohol beverages across our key markets in 2025. We continued to premiumize our portfolio and increase our overall brand power. Our performance in 2025 was driven by our megabrands, led by Corona, which delivered mid-single digit volume growth, and Stella Artois. We successfully completed the integration of San Miguel into our UK portfolio, becoming the leading brewer in the UK according to Nielsen. Led by Corona Cero, the momentum of our no-alcohol beer portfolio continued, delivering mid-twenties volume growth and gaining share in key markets such as the Netherlands, France and Italy.

In South Africa, our volumes grew by low-single digits, estimated to have outperformed the industry in both beer and Beyond Beer. Both the beer and Beyond Beer categories continued to grow and gain share of alcohol beverages this year according to our estimates. The momentum of our business continued, with focused investments in our megabrands increasing the brand power of our portfolio. Our performance was led by our premium and super premium beer brands, which grew volumes by high-single digits. In Beyond Beer, our portfolio grew volumes by high-single digits led by Flying Fish and our spirits-based RTD innovations.

In Nigeria, our beer volumes declined by mid-teens in 2025, impacted by a soft industry. In our other markets in Africa, volumes grew by low-single digits in 2025. Performance was led by growth in Mozambique, Tanzania and Uganda, with our businesses in Mozambique and Zambia reaching their highest market share in the last five years.

Asia Pacific

For the year ended 31 December 2025, our volumes decreased by 5.4 million hectoliters, or 6.4%, compared to the year ended 31 December 2024.

In China, our volumes declined by 8.6%. The beer industry showed signs of stabilization in 2025 with volumes estimated to have declined by low-single digits. In 2025, our results in China were below our potential as we adjusted inventory levels to better reflect the channel and geographic shifts in the industry and worked towards better positioning our business to participate in the growth areas. In the fourth quarter of 2025, we estimate our market share trend improved to be flat compared to the fourth quarter of 2024, driven by improvements in Budweiser brand power and in-home channel performance. As we move forward, we are focused on rebuilding momentum and reigniting growth. To achieve this, we will continue to invest in our portfolio, innovation and mega platform activations, enhancing our route to market in the in-home channel, and expanding our footprint through targeted geographic expansion. In 2025, we expanded innovations in brands, such as the national rollout of Budweiser Magnum, and in packaging, such as the launch of the 1 liter can and the Corona full-open lid can.

In South Korea, our volumes declined by low-single digits in 2025, estimated to have outperformed a soft industry.

Global Export and Holding Companies

For the year ended 31 December 2025, Global Export and Holding Companies volumes remained flat compared to the year ended 31 December 2024.

Revenue

Revenue refers to turnover less excise taxes and discounts. See “—A. Key Factors Affecting Results of Operations—Excise Taxes.”

The following table reflects changes in revenue across our business segments for the year ended 31 December 2025 as compared to our revenue for the year ended 31 December 2024:

	Year ended 31 December 2025	Year ended 31 December 2024	Change
	(USD million)		(%)(1)
North America	14,207	14,655	(3.1)
Middle Americas	17,376	17,072	1.8
South America	11,954	12,423	(3.8)
EMEA	9,502	9,003	5.5
Asia Pacific	5,693	6,196	(8.1)
Global Export and Holding Companies	588	418	40.7

Total	59,320	59,768	(0.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 59,320 million for the year ended 31 December 2025. This represented a decrease of USD 448 million, or 0.8%, compared to our consolidated revenue for the year ended 31 December 2024.

The results for the year ended 31 December 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond a maximum of 2% per month (the “Hyperinflationary Price Cap”)1), as well as the performance of our business after the completion of the 2024 and 2025 acquisitions and disposals and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, and the 2024 and 2025 acquisitions and disposals had a negative impact of USD 290 million on our consolidated revenue for the year ended 31 December 2025 compared to the year ended 31 December 2024.

•

Our consolidated revenue for the year ended 31 December 2025 also reflects a negative currency translation impact of USD 1,336 million mainly arising from currency translation effects in South America and Middle Americas.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation effects, our revenue increased by 2.0% and by 4.4% on a per hectoliter basis in the year ended 31 December 2025 compared to the year ended 31 December 2024, as a result of disciplined revenue management choices and ongoing premiumization. This increase

[1]	Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

was most significant in South America, Middle Americas and EMEA. Our consolidated revenue grew in 65% of our markets.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the year ended 31 December 2025 as compared to the year ended 31 December 2024:

	Year ended 31 December 2025	Year ended 31 December 2024	Change
	(USD million)		(%)(1)
North America	(5,863)	(6,236)	6.0
Middle Americas	(6,151)	(6,242)	1.5
South America	(5,888)	(6,073)	3.1
EMEA	(4,832)	(4,678)	(3.3)
Asia Pacific	(2,741)	(2,970)	7.7
Global Export and Holding Companies	(667)	(546)	(22.2)

Total	(26,141)	(26,744)	2.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 26,141 million for the year ended 31 December 2025. This represented a decrease of USD 604 million, or 2.3% compared to our consolidated cost of sales for the year ended 31 December 2024.

The results for the year ended 31 December 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), the performance of our business after the completion of the 2024 and 2025 acquisitions and disposals, as well as changes in classification of commodity related cost of hedging to cost of sales and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals, and changes in classification of commodity related cost of hedging to cost of sales had a positive impact of USD 38 million on our consolidated cost of sales for the year ended 31 December 2025 compared to the year ended 31 December 2024.

•

Our consolidated cost of sales for the year ended 31 December 2025 also reflects a positive currency translation impact of USD 619 million mainly arising from currency translation effects in South America and Middle Americas.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals, changes in classification of commodity related cost of hedging to cost of sales and currency translation effects, our consolidated cost of sales increased by USD 54 million or 0.2%. On the same basis, our consolidated cost of sales increased by 2.6% on a per hectoliter basis, driven by foreign exchange and commodities headwinds. This increase was most significant in South America and EMEA.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the year ended 31 December 2025 as compared to the year ended 31 December 2024. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the year ended 31 December 2025 were USD 17,325 million, representing a decrease of USD 237 million, or 1.3%, compared to our operating expenses for the year ended 31 December 2024.

	Year ended 31 December 2025	Year ended 31 December 2024	Change
	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(18,133)	(18,341)	1.1
Other Operating Income/(Expenses)	808	779	3.8

Total Operating Expenses	(17,325)	(17,562)	1.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the year ended 31 December 2025 as compared to the year ended 31 December 2024:

	Year ended 31 December 2025	Year ended 31 December 2024	Change
	(USD million)		(%)(1)
North America	(4,407)	(4,358)	(1.1)
Middle Americas	(3,904)	(3,976)	1.8
South America	(3,555)	(3,779)	5.9
EMEA	(2,886)	(2,701)	(6.8)
Asia Pacific	(1,944)	(2,059)	5.6
Global Export and Holding Companies	(1,438)	(1,468)	2.1

Total	(18,133)	(18,341)	1.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 18,133 million for the year ended 31 December 2025. This represented a decrease of USD 208 million, or 1.1%, as compared to the year ended 31 December 2024. The results for the year ended 31 December 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2024 and 2025 acquisitions and disposals and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, and the 2024 and 2025 acquisitions and disposals had a negative impact of USD 42 million on our consolidated selling, general and administrative expenses for the year ended 31 December 2025 compared to the year ended 31 December 2024.

•

Our consolidated selling, general and administrative expenses for the year ended 31 December 2025 also reflect a positive currency translation impact of USD 383 million mainly arising from currency translation effects in South America and Middle Americas.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses increased by 0.7%, as we increased our sales and marketing investments.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the year ended 31 December 2025 as compared to the year ended 31 December 2024:

	Year ended 31 December 2025	Year ended 31 December 2024	Change
	(USD million)		(%)(1)
North America	38	7	—
Middle Americas	21	34	(38.2)
South America	426	452	(5.8)
EMEA	234	177	32.3
Asia Pacific	86	116	(25.9)
Global Export and Holding Companies	3	(8)	—

Total	808	779	3.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses for the year ended 31 December 2025 was USD 808 million. This represented an increase of USD 29 million, or 3.8%, as compared to the year ended 31 December 2024. The results for the year ended 31 December 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), the performance of our business after the completion of the 2024 and 2025 acquisitions and disposals, as well as the Brazilian tax credits, and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals, and the Brazilian tax credits, had a negative impact of USD 34 million on our net consolidated other operating income and expenses for the year ended 31 December 2025 compared to the year ended 31 December 2024.

•

Our net consolidated other operating income and expenses for the year ended 31 December 2025 also reflect a negative currency translation impact of USD 13 million mainly arising from currency translation effects in South America.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals, the Brazilian tax credits and currency translation effects, our net consolidated other operating income and expenses increased by 10.6% driven by one-time gains.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the year ended 31 December 2025, exceptional items included in profit from operations mainly consisted of restructuring charges, business and asset disposal (including impairment losses) and claims and legal costs. Exceptional items were as follows for the years ended 31 December 2025 and 2024:

	Year ended 31 December 2025	Year ended 31 December 2024
	(USD million)
Restructuring	(116)	(156)
Business and asset disposal (including impairment losses)	(274)	181
Claims and legal costs	(53)	—
Acquisition-related costs (business combinations)	(5)	—

Total	(449)	25

Restructuring

Exceptional restructuring charges amounted to a net expense of USD 116 million for the year ended 31 December 2025 as compared to a net expense of USD 156 million for the year ended 31 December 2024. These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements.

Business and asset disposal (including impairment losses)

Business and asset disposal (including impairment losses) amounted to a net expense of USD 274 million for the year ended 31 December 2025, mainly comprising of a loss of USD 214 million related to the planned sale of the Newark brewery and the closure of two other breweries in the United States and USD 60 million net loss related to the disposal of assets held for sale in Barbados and other Caribbean islands and the sale and impairment of non-core assets.

Business and asset disposals (including impairment losses) amounted to a net gain of USD 181 million for the year ended 31 December 2024, mainly comprising of a gain of USD 437 million recognized upon the sale of our share in associate Ghost Beverages LLC, partially offset by impairment losses of intangible assets and other non-core assets sold in the period.

Claims and legal costs

We recorded exceptional claims and legal costs of USD 53 million for the year ended 31 December 2025. Oriental Brewery Co., Ltd. (“OB”), a subsidiary in South Korea, reported a USD 66 million exceptional expense relating to a customs audit claim during the year ended 31 December 2023. During the year ended 31 December 2025, OB reported a USD 49 million exceptional expense related to these customs audit claims for the remaining audit periods. For more information regarding the proceedings, please see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—South Korean Tax Matters”.

Acquisition-related costs (business combinations)

We recorded exceptional acquisition-related costs of USD 5 million for the year ended 31 December 2025.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the year ended 31 December 2025 as compared to the year ended 31 December 2024:

	Year ended 31 December 2025	Year ended 31 December 2024	Change
	(USD million)		(%)(1)
North America	3,747	4,350	(13.8)
Middle Americas	7,382	6,808	8.4
South America	2,909	3,011	(3.4)
EMEA	2,022	1,765	14.5
Asia Pacific	1,011	1,222	(17.2)
Global Export and Holding Companies	(1,666)	(1,671)	0.3

Total	15,405	15,487	(0.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 15,405 million for the year ended 31 December 2025. This represented a decrease of USD 82 million, or 0.5%, as compared to our profit from operations for the year ended 31 December 2024. The results for the year ended 31 December 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), the performance of our business after the completion of the 2024 and 2025 acquisitions and disposals, as well as changes in classification of commodity related cost of hedging to cost of sales, and the Brazilian tax credits, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals, changes in classification of commodity related cost of hedging to cost of sales, and the Brazilian tax credits negatively impacted our consolidated profit from operations by USD 319 million for the year ended 31 December 2025 compared to the year ended 31 December 2024.

•	Our consolidated profit from operations for the year ended 31 December 2025 also reflects a negative currency translation impact of USD 337 million.

•

Our profit from operations for the year ended 31 December 2025 had a negative impact of USD 449 million due to certain exceptional items, as compared to a positive impact of USD 25 million for the year ended 31 December 2024. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the years ended 31 December 2025 and 2024.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals, changes in classification of commodity related cost of hedging to cost of sales, the Brazilian tax credits and currency translation effects, our profit from operations increased by 3.8%. This increase was most significant in Middle Americas and EMEA, mainly due to disciplined revenue management choices and premiumization, as well as efficient overhead management.

Net Finance Income/(Expense)

Our net finance income/(expense) items were as follows for the year ended 31 December 2025 and 31 December 2024:

	Year ended 31 December 2025	Year ended 31 December 2024	Change
	(USD million)		(%)(1)
Net interest expense	(2,566)	(2,704)	5.1
Accretion expense and interest on pensions	(821)	(811)	(1.3)
Other financial results	(893)	(843)	(5.9)

Net finance expense before exceptional finance results	(4,280)	(4,358)	1.8
Mark-to-market	(213)	(1,211)	—
Gain/(loss) on bond redemption and other	28	216	—

Exceptional net finance income/(expense)	(185)	(995)	—

Net finance income/(expense)	(4,465)	(5,353)	16.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance expense for the year ended 31 December 2025 was USD 4,465 million, as compared to a net finance expense of USD 5,353 million for the year ended 31 December 2024, representing an expense reduction of USD 888 million.

The net finance expense before exceptional financial results decreased from USD 4,358 million for the year ended 31 December 2024 to USD 4,280 million for the year ended 31 December 2025.

Exceptional net finance expense for the year ended 31 December 2025 includes a negative mark-to-market adjustment of USD 213 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 1,211 million for the year ended 31 December 2024.

Other exceptional net finance expense for the year ended 31 December 2025 includes a gain of USD 28 million related to the completion of tender offers of notes issued by the company and certain of its subsidiaries as compared to a gain of USD 263 million for the year ended 31 December 2024. Other exceptional net finance expense for the year ended 31 December 2024 included a loss of USD 66 million resulting from the impairment of financial investments.

The number of shares covered by the derivative instruments, together with the opening and closing share prices, are shown below:

	Year ended 31 December 2025	Year ended 31 December 2024
Share price at the start of the twelve-month period (in euro)	48.25	58.42
Share price at the end of the twelve-month period (in euro)	54.90	48.25
Number of derivative equity instruments at the end of the period (in millions)	100.5	100.5

Share of Results of Associates

Our share of results of associates for the year ended 31 December 2025 was USD 378 million as compared to USD 329 million for the year ended 31 December 2024.

Exceptional Share of Results of Associates

Our exceptional share of results of associates for the year ended 31 December 2025 was USD 9 million income from our associate Anadolu Efes, as compared to USD 104 million income for the year ended 31 December 2024 from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.

Income Tax Expense

Our total income tax expense for the year ended 31 December 2025 was USD 2,850 million, with an effective tax rate of 26.1%, as compared to an income tax expense of USD 3,152 million and an effective tax rate of 31.1% for the year ended 31 December 2024.

The effective tax rates for the years ended 31 December 2025 and 2024 were negatively impacted by non-deductible losses from derivatives related to the hedging of our share-based payment programs and hedging of the shares issued in a transaction related to the combinations with Grupo Modelo and SAB.

The effective tax rate for the year ended 31 December 2025 included USD 156 million exceptional tax income, reflecting mainly USD 66 million exceptional tax income resulting from the renegotiation of the terms of the 2017 Brazilian Federal Tax Regularization Program and the income tax on exceptional items. The effective tax rate for the year ended 31 December 2024 included a USD 205 million exceptional tax expense, reflecting mainly the net impact of USD 240 million (ZAR 4.5 billion) relating to the resolution of certain South African tax matters, the income tax on exceptional items and the release of tax provisions. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—The South African Breweries (Pty.) Ltd.” for additional information.

Profit of the Period

Profit of the period for the year ended 31 December 2025 was USD 8,477 million compared to USD 7,416 million for the year ended 31 December 2024. The increase in profit of the period for the year ended 31 December 2025 was primarily due to lower net finance expense and lower income tax expense compared to the year ended 31 December 2024.

	Year ended 31 December 2025	Year ended 31 December 2024
	(USD million)
Profit attributable to non-controlling interests	1,640	1,561
Profit attributable to equity holders of AB InBev	6,837	5,855

Profit of the period	8,477	7,416

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,640 million for the year ended 31 December 2025, an increase of USD 79 million from USD 1,561 million for the year ended 31 December 2024.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the year ended 31 December 2025 was USD 6,837 million compared to USD 5,855 million for the year ended 31 December 2024.

Basic earnings per share of USD 3.45 for the year ended 31 December 2025 is based on 1,984 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during this period, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including stock lending, multiplied by a time-weighting factor.

The increase in profit attributable to our equity holders for the year ended 31 December 2025 was primarily due to lower net finance expense and lower income tax expense in the year ended 31 December 2025 compared to the year ended 31 December 2024.

Underlying profit, attributable to equity holders of AB InBev for the year ended 31 December 2025 was USD 7,410 million. Underlying profit, attributable to equity holders of AB InBev is profit attributable to equity holders of AB InBev excluding the after-tax exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

Underlying EPS for the year ended 31 December 2025 was USD 3.73. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

	Year ended 31 December 2025	Year ended 31 December 2024
	(USD million)
Profit attributable to equity holders of AB InBev	6,837	5,855
Exceptional items, before taxes	449	(25)
Exceptional net finance expense, before taxes	185	995
Exceptional share of results of associates	(9)	(104)
Exceptional taxes	(156)	205
Exceptional non-controlling interest	30	(9)
Hyperinflation impacts	74	145

Underlying profit, attributable to equity holders of AB InBev	7,410	7,061

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

	Year ended 31 December 2025	Year ended 31 December 2024
	(USD per share)
Basic earnings per share	3.45	2.92
Exceptional items, before taxes	0.23	(0.01)
Exceptional net finance expense, before taxes	0.09	0.50
Exceptional share of results of associates	(0.00)	(0.05)
Exceptional taxes	(0.08)	0.10
Exceptional non-controlling interest	0.02	(0.00)
Hyperinflation impacts	0.04	0.07

Underlying EPS	3.73	3.53

The calculation of earnings per share is based on 1,984 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the year ended 31 December 2025 (31 December 2024: 2,003 million shares).

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

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the year ended 31 December 2025 as compared to the year ended 31 December 2024:

	Year ended 31 December 2025	Year ended 31 December 2024	Change
	(USD million)		(%)[1]
Profit attributable to equity holders of AB InBev	6,837	5,855	16.8
Profit attributable to non-controlling interests	1,640	1,561	5.1

Profit of the period	8,477	7,416	14.3
Net finance expense	4,465	5,353	16.6
Income tax expense	2,850	3,152	9.6
Share of results of associates	(378)	(329)	15.0
Exceptional share of results of associates	(9)	(104)	—

Profit from operations	15,405	15,487	(0.5)
Exceptional items	449	(25)	—

Profit from operations, before exceptional items	15,854	15,462	2.5

Depreciation, amortization and impairment	5,369	5,496	2.3

Normalized EBITDA	21,223	20,958	1.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

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

Profit from operations, before exceptional items and Normalized EBITDA do, however, have limitations as analytical tools. They are not a recognized term under IFRS and do not purport to be an alternative to profit as a measure of operating performance, or to cash flows from operating activities as a measure of liquidity. As a result, you should not consider profit from operations, before exceptional items or Normalized EBITDA in isolation from, or as a substitute analysis for, our results of operations. Some limitations of Profit from operations, before exceptional items and/or Normalized EBITDA are:

•

Profit from operations, before exceptional items and Normalized EBITDA do not reflect the impact of financing costs on our operating performance. Such costs are significant in light of our current level of outstanding debt;

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

Our Normalized EBITDA amounted to USD 21,223 million for the year ended 31 December 2025. This represented an increase of USD 265 million, or 1.3%, as compared to our Normalized EBITDA for the year ended 31 December 2024.

The results for the year ended 31 December 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), the performance of our business after the completion of the 2024 and 2025 acquisitions and disposals, as well as changes in classification of commodity related cost of hedging to cost of sales, and the Brazilian tax credits and (ii) currency translation effects, including the impact of hyperinflation accounting.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals, changes in classification of commodity related cost of hedging to cost of sales, the Brazilian tax credits and currency translation effects, our Normalized EBITDA increased by 4.9%, driven by disciplined revenue management choices and premiumization, as well as efficient overhead management.

Adoption of hyperinflation accounting in Argentina

Since 1 January 2018, we have applied hyperinflation accounting for our Argentine subsidiaries. IAS 29 requires us to restate the results of our operations in hyperinflationary economies for the year ended 31 December for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period, namely 31 December 2025 closing rate for our results in the year ended 31 December 2025.

The results for the year ended 31 December 2025 were translated at the December 2025 closing rate of 1 459.80 Argentine pesos per U.S. dollar. The results for the year ended 31 December 2024 were translated at the December 2024 closing rate of 1,032.79 Argentine pesos per U.S. dollar.

In the year ended 31 December 2025, we reported USD 44 million negative impact of hyperinflation accounting on our consolidated revenue, USD 35 million negative impact on our Normalized EBITDA, USD 21 million negative monetary adjustment reported in the finance line on the income statement, and USD 74 million negative impact on the Profit attributable to our equity holders. In the year ended 31 December 2024, we reported USD 187 million positive impact of hyperinflation accounting on our consolidated revenue, USD 23 million positive impact on our Normalized EBITDA, USD 78 million negative monetary adjustment reported in the finance line on the income statement, and USD 144 million negative impact on the Profit attributable to our equity holders.

Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023

For a discussion of our consolidated results of operations for the year ended 31 December 2024 compared to the year ended 31 December 2023, please see our Annual Report on Form 20-F for the fiscal year ended 31 December 2024.

F.	IMPACT OF CHANGES IN FOREIGN EXCHANGE RATES

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the years ended 31 December 2025 and 2024:

	Year ended 31 December 2025	Year ended 31 December 2024
U.S. dollar	24.9%	25.0%
Brazilian real	15.0%	15.4%
Mexican peso	12.7%	12.8%
Chinese yuan	6.4%	7.3%
Euro	5.9%	5.8%
Colombian peso	5.6%	5.2%
South African rand	4.7%	4.5%
Peruvian sol	3.6%	3.2%
Canadian dollar	3.1%	3.1%
Argentine peso(1)	2.3%	3.0%
Dominican peso	2.2%	2.3%
South Korean won	2.0%	2.1%
Pound sterling	2.0%	2.0%
Other	9.5%	8.3%

Note:

(1)

Hyperinflation accounting was adopted in 2018 to report the company’s Argentine operations. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Adoption of hyperinflation accounting in Argentina” for additional details.

As a result of the fluctuation of foreign exchange rates for the years ended 31 December 2025 and 2024:

•

We recorded a negative translation impact, including hyperinflation accounting impact, of USD 1,336 million on our revenue for the year ended 31 December 2025 (as compared to a negative translation impact of USD 1,995 million in 2024) and a negative translation impact, including hyperinflation accounting impact, of USD 337 million on our profit from operations for the year ended 31 December 2025 (as compared to a negative translation impact on our profit from operations of USD 399 million in 2024).

•

Our reported profit of the year was negatively impacted by a USD 229 million translation impact, including hyperinflation accounting impact, for the year ended 31 December 2025 (as compared to a negative translation impact of USD 133 million in 2024), while the negative translation impact, including hyperinflation accounting impact, on our basic earnings per share base for the year ended 31 December 2025 was USD 197 million, or USD 0.10 per share (as compared to a negative impact of USD 130 million, or USD 0.07 per share in 2024).

•	Our net debt increased by USD 2,845 million in the year ended 31 December 2025 as a result of translation impacts (as compared to a decrease of USD 242 million in 2024).

•	Equity attributable to our equity holders increased by USD 6,594 million in the year ended 31 December 2025 as a result of translation impacts (as compared to a decrease of USD 8 490 million in 2024).

See note 27 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 for details of the above sensitivity analyses, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

G.	CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contractual Obligations

Please refer to “—H. Liquidity and Capital Resources—Funding Sources—Borrowings” for further information regarding our short-term borrowings and long-term debt.

Please refer to note 27 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025, and in particular to the discussions therein on “Liquidity Risk”, for more information regarding the maturity of our contractual obligations, including interest payments and derivative financial assets and liabilities.

Information regarding our pension commitments and funding arrangements is described in our Significant Accounting Policies and in note 23 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025. The level of contributions to funded pension plans is determined according to the relevant legislation in each jurisdiction in which we operate. In some countries there are statutory minimum funding requirements while in others we have developed our own policies, sometimes in agreement with the local trustee bodies. The size and timing of contributions will usually depend upon the performance of investment markets. Depending on the country and plan in question, the funding level will be monitored periodically and the contribution amount amended appropriately. Consequently, it is not possible to predict with any certainty the amounts that might become payable from 2026 onwards. In 2025, our employer contributions to defined benefit and defined contribution pension plans amounted to USD 452 million. Contributions to defined benefit pension plans for 2026 are estimated to be approximately USD 103 million for our funded defined benefit plans, and USD 81 million in benefit payments to our unfunded defined benefit plans and post- retirement medical plans. Please refer to note 23 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 for further information on our employee benefit obligations.

Collateral and Contractual Commitments

The following table reflects our collateral and contractual commitments for the acquisition of property, plant and equipment, other contractual commitments and other commitments, as of 31 December 2025 and 2024:

	Year ended 31 December
	2025	2024
	(USD million)
Collateral given for own liabilities	292	240
Contractual commitments to purchase property, plant and equipment	171	257
Other contractual commitments	1,687	58
Other commitments	1,816	1,684

In order to fulfill our commitments under various outstanding share-based compensation plans, during the course of 2025, the company had stock lending arrangements in place for up to 26.7 million shares, which were used to fulfill share-based compensation plan commitments. We will pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.

Other contractual commitments mainly comprise sponsorship agreements and contractual commitments to acquire loans to associates and customers. During 2025, we entered into a six-year sponsorship agreement in men’s soccer for the UEFA Champions League, UEFA Europa League, and UEFA Conference League competitions. The company will be the exclusive beer sponsor for six seasons starting in 2027. The agreement is valued at approximately USD 0.2 billion per season and will be recognized as an intangible asset in 2027.

As at 31 December 2025, the following mergers and acquisitions (“M&A”) related commitments existed:

•

As part of the 2012 shareholders agreement between our subsidiary Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of USD 0.3 billion. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the put option is exercisable in 2026. As at 31 December 2025, the put option on the remaining shares held by ELJ was valued at USD 210 million (31 December 2024: USD 195 million).

•

On 5 December 2025, we announced entry into an agreement under which we will acquire 85% of Beatbox Beverages, a ready-to-drink alcohol beverage business in the United States, for a purchase price of up to approximately USD 490 million with a path to 100% ownership after five years based on a predetermined pricing formula. The transaction closed on 27 February 2026.

•

On 31 December 2020, we disposed a 49.9% minority stake in our US-based metal container plants to Apollo. Under the agreement with Apollo, we had the right, but not the obligation, to reacquire the minority stake beginning on the fifth anniversary of the closing of the transaction at pre-determined financial terms. On 6 January 2026, we announced we had exercised our right to reacquire the 49.9% minority stake. The transaction closed on 30 January 2026 at a price of approximately USD 2.9 billion.

Please refer to note 28 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 for more information regarding collateral and contractual commitments for the acquisition of property, plant and equipment, other contractual commitments and other commitments.

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

To the extent that we believe that the realization of a contingency is possible (but not probable) and is above certain materiality thresholds, we have disclosed those items in note 29 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

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

Equity attributable to our equity holders and non-controlling interests amounted to USD 97.7 billion as of 31 December 2025 (USD 88.7 billion as of 31 December 2024) and our net debt amounted to USD 60.9 billion as of 31 December 2025 (USD 60.6 billion as of 31 December 2024). Our overriding objectives when managing capital resources are to safeguard the business as a going concern and to optimize our capital structure so as to maximize shareholder value while keeping the desired financial flexibility to execute strategic projects.

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

Our ability to manage the maturity profile of our debt and repay our outstanding indebtedness in line with management plans may depend upon market conditions. If market conditions are uncertain, our financing costs could increase beyond what is currently anticipated. Such costs could have a material adverse impact on our cash flows, results of operations or both. In addition, an inability to refinance all or a substantial amount of our debt obligations when they become due would have a material adverse effect on our financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and may face financial risks due to our level of debt, uncertain market conditions and as a result of the potential downgrading of our credit ratings.”

Our cash, cash equivalents and short-term investments in debt securities, less bank overdrafts, as of 31 December 2025 amounted to USD 11.9 billion.

As of 31 December 2025, we had total liquidity of USD 22.0 billion, which consisted of USD 11.9 billion of cash, cash equivalents and short-term investments in debt securities, less bank overdrafts and USD 10.1 billion available under committed long-term credit facilities. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

For a discussion of our liquidity and capital resources for the year ended 31 December 2024 compared to the year ended 31 December 2023, please see our Annual Report on Form 20-F for the fiscal year ended 31 December 2024.

Cash Flow

The following table sets forth our consolidated cash flows for the years ended 31 December 2025 and 2024:

	Year ended 31 December
	2025	2024
	(USD million)
Cash flow from/(used in) operating activities	14,883	15,055
Cash flow from/(used in) investing activities	(3,436)	(3,259)
Cash flow from/(used in) financing activities	(11,450)	(9,854)

Net increase/(decrease) in cash and cash equivalents	(3)	1,942

Cash Flow from Operating Activities

Our cash flows from operating activities for the years ended 31 December 2025 and 2024 were as follows:

	Year ended 31 December
	2025	2024
	(USD million)
Profit of the period	8,477	7,416
Interest, taxes and non-cash items included in profit	13,160	13,990

Cash flow from operating activities before changes in working capital and use of provisions	21,637	21,406
Change in working capital(1)	(398)	(22)
Pension contributions and use of provisions	(426)	(374)
Interest and taxes (paid)/received	(6,126)	(6,189)
Dividends received	195	234

Cash flow from/(used in) operating activities	14,883	15,055

Note:

(1)	For purposes of the table above, working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.

Non-cash items included in profit of the year include: depreciation, amortization and impairments, including impairment losses on goodwill, receivables and inventories; additions and reversals in provisions and employee benefits; losses and gains on sales of property, plant and equipment, intangible assets, subsidiaries and assets held for sale; equity share-based payment expenses; share of results of associates and joint ventures (including impairment); net finance expense; income tax expense and other non-cash items included in profit. Please refer to our consolidated cash flow statement in our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 for a more comprehensive overview of our cash flow from operating activities.

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

Cash flow from operating activities in 2025 decreased by USD 172 million, or 1.1%, from USD 15,055 million in 2024 to USD 14,883 million in 2025, primarily driven by working capital movements.

We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as “core” (including trade receivables, inventories and trade payables). The initiatives to improve our working capital include the implementation of best practices on collection of receivables and inventory management, such as optimizing our inventory levels per stock taking unit, improving the batch sizes in our production process and optimizing the duration of overhauls. Similarly, we aim to efficiently manage our payables by reviewing our standard terms and conditions on payments and resolving, where appropriate, the terms of payment within 120 days upon receipt of invoice. Changes in working capital reduced our operational cash flow in 2025 by USD 398 million.

Cash Flow from/(used in) Investing Activities

Our cash flows used in investing activities for the years ended 31 December 2025 and 2024 were as follows:

	Year ended 31 December
	2025	2024
	(USD million)
Net capital expenditure(1)	(3,552)	(3,735)
Sale/(acquisition) of subsidiaries, net of cash	18	(46)
Proceeds from sale/(acquisition) of other assets	98	523

Cash flow from/(used in) investing activities	(3,436)	(3,259)

Note:

(1)	Net capital expenditure consists of acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

Our cash outflow used in investing activities was USD 3,436 million in 2025 as compared to a USD 3,259 million cash outflow in 2024. The increase in the cash outflow from investing activities in 2025 was mainly due to 2024 being positively impacted by the proceeds from the sale of our share in associate Ghost Beverages LLC.

Our net capital expenditures amounted to USD 3,552 million in 2025 and USD 3,735 million in 2024. Out of the total 2025 capital expenditures approximately 26% was used to improve the company’s production facilities while 50% was used for logistics and commercial investments and 24% was used for improving administrative capabilities and for the purchase of hardware and software.

Cash Flow from/(used in) Financing Activities

Our cash flows used in financing activities for the years ended 31 December 2025 and 2024 were as follows:

	Year ended 31 December
	2025	2024
	(USD million)
Net (repayments of) / proceeds from borrowings	(2,460)	(3,830)
Dividends paid(1)	(4,543)	(2,672)
Share buyback	(2,301)	(937)
Payments of lease liabilities	(733)	(787)
Derivative financial instruments	(206)	(431)
Sale/(acquisition) of non-controlling interests	(323)	(435)
Other financing cash flows	(883)	(763)

Cash flow from / (used in) financing activities	(11,450)	(9,854)

Note:

(1)

Dividends paid in 2025 consisted primarily of USD 2.6 billion paid by Anheuser-Busch InBev SA/NV and USD 1.9 billion paid by Ambev and to minorities. Dividends paid in 2024 consisted primarily of USD 1.8 billion paid by Anheuser-Busch InBev SA/NV and USD 0.3 billion paid by Ambev and its subsidiaries.

Cash flow used in financing activities amounted to USD 11,450 million in 2025, as compared to a cash flow used in financing activities of USD 9,854 million in 2024. The increase is primarily driven by higher dividends paid and increased cash outflow for share buybacks. On 30 October 2025, we announced a USD 6 billion share buyback program. As of 31 December 2025, we have completed the USD 2 billion share buyback announced in 2024 and have completed USD 0.4 billion of our USD 6 billion share buyback program announced on 30 October 2025.

For more information on the financing activities related to long-term debt issuances in 2025, see “ —Funding Sources—Borrowings” below. Please also refer to note 22 of our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

Adjusted Free Cash Flow

We define adjusted free cash flow as our cash flow from operating activities minus our net capital expenditure.

	Year ended 31 December
	2025	2024
	(USD million)
Cash flow from operating activities	14,883	15,055
Net capital expenditure(1)	(3,552)	(3,735)

Adjusted free cash flow	11,331	11,320

Note:

(1)

Net capital expenditure consists of acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale; please see “—Cash Flow used in Investing Activities” above for further details regarding our net capital expenditures.

Adjusted free cash flow amounted to USD 11,331 million in 2025, representing an increase of USD 11 million, or 0.1%, compared to 2024; please see “ —Cash Flow from Operating Activities” and “ —Cash Flow used in Investing Activities” above for more information regarding items which impacted our adjusted free cash flow in 2025 and 2024.

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

Transfers from Subsidiaries

The amount of dividends payable by our operating subsidiaries to us is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. For example, in Brazil, which accounted for 14.6% of our profit from operations for the year ended 31 December 2025, current legislation permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. Capital transfer restrictions are also common in certain developing countries, and may affect our flexibility in implementing a capital structure we believe to be efficient. For example, China has very specific approval regulations for all capital transfers to or from the country. As at 31 December 2025, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of the operating subsidiaries.

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

Cash and Cash Equivalents and Investment Securities

Our cash and cash equivalents, less bank overdrafts, for the years ended 31 December 2025 and 2024 were as follows:

	Year ended 31 December
	2025	2024
	(USD million)
Short-term bank deposits	6,248	4,964
Cash and bank accounts	5,390	6,210
Bank overdrafts	(14)	—

Cash and Cash Equivalents in the Statement of Cash Flows	11,623	11,174

Our investment securities for the years ended 31 December 2025 and 2024 were as follows:

	Year ended 31 December
	2025	2024
	(USD million)
Investment in unquoted companies	134	139
Investment in debt securities	27	29

Non-current investments	161	168

Investment in debt securities	306	221

Current investments	306	221

Borrowings

In May 2025, Anheuser-Busch InBev SA/NV (“ABISA”) completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in millions)	Coupon rate
19 May 2025	ABISA	19 May 2033	EUR	1,250	3.375%
19 May 2025	ABISA	19 May 2038	EUR	1,500	3.875%
19 May 2025	ABISA	19 May 2045	EUR	500	4.125%

Additionally, we completed the tender offers for three series of notes issued by Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”), and repurchased USD 1.8 billion aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of repurchase	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in millions)	Principal amount repurchased (in millions)	Principal amount not repurchased (in millions)
30 May 2025	ABIWW	4.750% Notes due 2029	USD	4,250	1,321	2,929
30 May 2025	ABIWW and ABC	4.900% Notes due 2046	USD	9,160	332	8,829
30 May 2025	ABIFI	4.900% Notes due 2046	USD	1,457	167	1,291

Furthermore, we redeemed the outstanding principal amounts indicated in the table below of the following series of notes issued by ABIWW, ABC and ABISA in 2025:

Date of redemption	Issuer (abbreviated)	Title of series of notes redeemed	Currency	Original principal amount outstanding (in millions)	Principal amount redeemed (in millions)
30 May 2025	ABIWW	4.000% Notes due 2028	USD	1,632	1,632
18 November 2025	ABISA	2.700% Notes due 2026	EUR	615	615
29 December 2025	ABIWW and ABC	3.650% Notes due 2026	USD	1,307	1,307

These tender offers and redemptions were financed with cash.

On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainable-Linked Loan Revolving Credit Facility (“SLL Revolving Facility”), replacing our existing USD 9.0 billion multi-currency revolving credit facility, under a senior facilities agreement (the “2010 Senior Facilities Agreement”). The SLL Revolving Facility had an initial five-year term and incorporates a pricing mechanism that incentivized improvement in key performance areas that were aligned with and contributed to our 2025 Sustainability Goals. Effective as of 17 March 2022, we exercised the first of our two options to extend the maturity of the facility until February 2027. Subsequently, with effect from 8 September 2023, we exercised the second of our two options to further extend the maturity of the facility until February 2028 with total commitments of USD 9,750,000,000 for the period from February 2027 to February 2028. As of 31 December 2025, the facility was fully undrawn. The terms of the SLL Revolving Facility are described under “Item 10. Additional Information—C. Material Contracts.”

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

We have a Euro Medium-Term Note Programme under which Anheuser-Busch InBev SA/NV may periodically issue and have outstanding debt denominated in any currency or currencies, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements, outside the U.S. to non-U.S. persons in reliance on Regulation S. The guarantors of payments of all amounts due in respect of notes issued under the EMTN Programme are Cobrew NV, Brandbrew SA, Brandbev S.à.R.L., Anheuser-Busch InBev Worldwide Inc., ABIFI and Anheuser-Busch Companies, LLC (subject to certain terms and conditions). Under the EMTN Programme, we may issue notes on a continuing basis up to a maximum aggregate principal amount of EUR 40.0 billion (USD 47.02 billion) or its equivalent in other currencies. Such notes may be fixed, floating, zero coupon or a combination of these. The proceeds from the issuance of any such notes may be used to repay short-term and/or long-term debt and to fund general corporate purposes of the AB InBev Group. If in respect of any particular issue of notes there is a particular identified use of proceeds, this will be stated in the applicable final terms relating to the notes. As of 31 December 2025, the total outstanding debt under the EMTN Programme amounted to EUR 24.3 billion (USD 28.63 billion). Our ability to issue additional notes under the EMTN Programme is subject to market conditions.

We have a Belgian commercial paper program under which Anheuser-Busch InBev SA/NV and Cobrew NV may issue and have outstanding at any time commercial paper notes up to a maximum aggregate amount of EUR 3.0 billion (USD 3.54 billion) or its equivalent in alternative currencies. The proceeds from the issuance of any such notes may be used for general corporate purposes. The notes may be issued in two tranches: Tranche A has a maturity of not less than seven and not more than 364 days from and including the day of issue; Tranche B has a maturity of not less than one year. We also have established a U.S. commercial paper program for an aggregate outstanding amount not exceeding USD 5.0 billion. As of 31 December 2025, we had no outstanding commercial paper under these programs. Our ability to borrow additional amounts under the programs is subject to investor demand. If we are ever unable to refinance under these commercial programs as they become due, we have access to funding through the use of our committed lines of credit.

Our borrowings are linked to different interest rates, both variable and fixed. As of 31 December 2025, after certain hedging and fair value adjustments, USD 1.5 billion, or 2.1%, of our interest-bearing financial liabilities (which include bonds, loans, lease liabilities and bank overdrafts) bore a variable interest rate, while USD 71.5 billion, or 97.9%, bore a fixed interest rate. We expect the average gross debt coupon on our bonds in 2026 to be approximately 4%. Our net debt is denominated in various currencies, though primarily in the U.S. dollar and in the Euro. Our policy is to proactively address and manage the relationship between our various borrowing currency liabilities and our functional currency cash flows, through long-term or short-term borrowing arrangements, either directly in their functional currencies or indirectly through hedging arrangements.

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

[2]	Converted at the closing rate of December 2025.
[3]	Converted at the closing rate of December 2025.
[4]	Converted at the closing rate of December 2025.

We use a hybrid currency matching model pursuant to which we may (i) match net debt currency exposure to cash flows in such currency, measured on the basis of Normalized EBITDA, by swapping a significant portion of U.S. dollar debt to other currencies, such as Brazilian real (with a higher coupon), although this would negatively impact our profit and earnings due to the higher Brazilian real interest coupon, and (ii) use U.S. dollar cash flows to service interest payments under our debt obligations. For our definition of Normalized EBITDA, see “—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024 —Normalized EBITDA.”

We have also entered into certain financial instruments in order to mitigate interest rate risks.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk, Hedging and Financial Instruments.”

The 2010 Senior Facilities Agreement, as amended in connection with the SLL Revolving Facility, does not include restrictive financial covenants. For further details regarding our total current and non-current liabilities, please refer to note 22 of our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

The following table sets forth the level of our current and non-current interest-bearing loans and borrowings as of 31 December 2025 and 2024:

	Year ended 31 December
	2025	2024
	(USD million)
Unsecured bond issues	70,199	69,484
Lease liabilities	2,397	2,303
Secured bank loans	18	19
Unsecured bank loans	178	94
Unsecured other loans	221	269

Total	73,013	72,169

The following table sets forth the contractual maturities of our interest-bearing liabilities as of 31 December 2025:

	Carrying Amount(1)	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
	(USD million)
Unsecured bond issues	70,199	—	4,994	3,447	6,452	55,307
Lease liabilities	2,397	620	536	395	399	446
Secured bank loans	18	3	3	3	8	—
Unsecured bank loans	178	178	—	—	—	—
Unsecured other loans	221	82	126	10	1	2

Total	73,013	884	5,659	3,855	6,860	55,755

Note:

(1)	“Carrying Amount” refers to net book value as recognized on the balance sheet at 31 December 2025.

Please refer to note 27 of our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 for a description of the currencies of our financial liabilities and a description of the financial instruments we use to hedge our liabilities.

Credit Rating

As of the date of this Form 20-F, our credit rating from S&P was A- for long-term obligations and A-2 for short-term obligations, with a positive outlook, and our credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a positive outlook. Credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of our or our subsidiaries’ securities. Any change in our credit ratings could have a significant impact on the cost of debt capital to us and/or our ability to raise capital in the debt markets.

Capital Expenditures

We spent USD 3,552 million during 2025 on acquiring capital assets (net of proceeds from the sale of property, plant, equipment and intangible assets). Out of the total capital expenditures of 2025, approximately 26% was used to improve our production facilities while 50% was used for logistics and commercial investments. Approximately 24% was used for improving administrative capabilities and purchase of hardware and software.

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

Our capital expenditures are primarily funded through cash from operating activities. We expect net capital expenditure of between USD 3.5 and USD 4.0 billion in 2026.

Investments and Disposals

We regularly engage in acquisitions, divestitures and investments. We also engage in start-up or termination of activities and may transfer activities between business segments. Such events have had, and are expected to continue to have, a significant effect on our results of operations and the comparability of period-to-period results. See “—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes” for further information on significant acquisitions, divestitures, investments, transfers of activities between business segments and other structural changes in the years ended 31 December 2025 and 2024. See also note 6 and note 8 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 included in this Form 20-F.

Net Debt and Equity

We define net debt as non-current and current interest-bearing loans and borrowings plus bank overdrafts and minus cash and cash equivalents, interest-bearing loans granted and debt securities. Net debt is a non-IFRS measure. Net debt is a financial performance indicator that is used by our management to highlight changes in our overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging.

The following table provides a reconciliation of our net debt to the sum of current and non-current interest- bearing loans and borrowings as of the dates indicated:

	Year ended 31 December
	2025	2024
	(USD million)
Non-current interest-bearing loans and borrowings	72,128	70,720
Current interest-bearing loans and borrowings	885	1,449
Total	73,013	72,169
Bank overdrafts	14	—
Cash and cash equivalents	(11,638)	(11,174)
Interest-bearing loans granted (included within Trade and other receivables)	(116)	(99)
Non-current and current debt securities (included within Investment securities)(1)	(333)	(251)
Net debt	60,941	60,645

Note:

(1)	See note 22 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

Net debt as of 31 December 2025 was USD 60.9 billion, an increase of USD 0.3 billion as compared to 31 December 2024. Apart from operating results net of capital expenditures, the net debt was impacted mainly by the payment of interests and taxes (USD 5.9 billion increase of net debt), the payment of share buybacks by AB InBev and Ambev (USD 2.6 billion increase of net debt), dividend payments to shareholders of AB InBev, Ambev and to minorities (USD 4.5 billion increase of net debt), foreign exchange impact on net debt (USD 2.8 billion increase of net debt).

Net debt as of 31 December 2024 was USD 60.6 billion, a decrease of USD 6.9 billion as compared to 31 December 2023. Apart from operating results net of capital expenditures, the net debt was impacted mainly by the payment of interests and taxes (USD 5.8 billion increase of net debt), the payment for the share buyback (USD 0.9 billion increase of net debt), dividend payments to shareholders of AB InBev, Ambev and minorities (USD 2.7 billion increase of net debt) and foreign exchange impact on net debt (USD 0.2 billion decrease of net debt).

Consolidated equity attributable to equity holders of AB InBev as of 31 December 2025 was USD 87,287 million, compared to USD 78,237 million as of 31 December 2024. The net increase in equity results from the profit attributable to equity holders and the net foreign exchange gains on translation of foreign operations primarily related to the combined effect of the appreciation of the closing rates of the Brazilian real, Colombian peso, Mexican peso, the Peruvian sol, and the South African rand, partially offset by the appreciation of the closing rate of the Euro, which resulted in a net foreign exchange translation adjustment of USD 6,594m as of 31 December 2025 (increase of equity).

Consolidated equity attributable to equity holders of AB InBev as of 31 December 2024 was USD 78,237 million, compared to USD 81,848 million as of 31 December 2023. The net decrease resulted from the profit attributable to equity shareholders and the net foreign exchange loss on translation of foreign operations primarily related to the combined effect of the weakening of the closing rates of the Brazilian real, the Colombian Peso, and the Mexican peso which resulted in a net foreign exchange translation adjustment of USD 8,490 million as of 31 December 2024 (decrease of equity).

Further details on equity movements can be found in our consolidated statement of changes in equity in our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

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

	Year ended 31 December
	2025(1)	2024(2)
	(USD million)
Income Statement Data
Revenue	13,134	13,323
Gross profit	6,879	6,883
Profit for the period	(1,023)	(5)

Statement of Financial Position Data
Due from non-guarantor subsidiaries	43,964	54,513
Other non-current assets	61,248	62,104

Non-current assets	105,212	116,617
Due from non-guarantor subsidiaries	18,313	5,669
Other current assets	8,642	5,301

Current assets	26,954	10,971
Due to non-guarantor subsidiaries	28,273	34,858
Other non-current liabilities	77,397	76,330

Non-current liabilities	105,670	111,188
Due to non-guarantor subsidiaries	16,305	9,459
Other current liabilities	11,094	11,385
Current liabilities	27,400	20,844

Note:

(1)

For the year ended 31 December 2025, revenue, gross profit and profit of the period includes USD 228 million, USD (408) million and USD (978) million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively.

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

The percentage of shares with voting rights in our share capital necessary for the appointment of directors as described in this section is determined 120 days before our annual shareholders’ meeting, i.e. 30 December 2025 for the meeting to be held on 29 April 2026. For purposes of this calculation, the denominator is determined in accordance with rules set out in article 20 of our articles of association, which excludes certain shares which have been disposed of by us from treasury since the completion of the combination with SAB.

In respect of our 2026 annual shareholders’ meeting, the Restricted Shareholders, together with their affiliates and/or any of their successors and/or successors’ affiliates, held in aggregate 262,049,970 shares with voting rights, representing 13.82% of shares with voting rights in our share capital determined in accordance with the foregoing.

Our Board is currently composed of four directors nominated by Eugénie Patri Sébastien S.A. (which represents Interbrew’s founding Belgian families and holds the class A Stichting certificates), four directors nominated by BRC S.à.R.L. (“BRC”) (which represents the Brazilian families that were previously the controlling shareholders of Ambev and holds the class B Stichting certificates), three directors who were appointed by the holders of Restricted Shares and four independent directors. The appointment and renewal of all directors (i) are based on a recommendation of the Nomination Committee, taking into account the rules regarding the composition of the Board of Directors set out in our articles of association, and (ii) are subject to approval by the shareholders’ meeting. Directors (other than directors appointed at the proposal of the holders of the Restricted Shares (the “Restricted Share Directors”)) are appointed for a maximum term of four years, but the shareholders’ meeting can resolve for a shorter term. In accordance with our bylaws, Restricted Share Directors are appointed for renewable terms ending at the next shareholders’ meeting following their appointment.

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

•

the director does not have, in the company or a related company or person, a spouse, legal partner or close family member to the second degree, exercising a function as board member or executive or person entrusted with the daily management or employee of the senior management, or falling in one of the other cases referred to in the bullets above, and as far as the second bullet is concerned, up to three years after the date on which the relevant relative has terminated his or her last term.

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

The composition of our Board is currently as follows:

Name	Principal Function	Nature of Directorship	Initially Appointed	Term Expires

Martin J. Barrington	Director and Chair of the Board(1)	Non-executive, nominated by the holders of Restricted Shares	2016	2026

Lynne Biggar	Independent Director	Non-executive	2023	2027

M. Michele Burns	Independent Director	Non-executive	2016	2028

Sabine Chalmers	Director	Non-executive, nominated by the holders of class A Stichting certificates	2019	2027

Name	Principal Function	Nature of Directorship	Initially Appointed	Term Expires

Paul Cornet de Ways Ruart	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2028

Claudio Garcia	Director	Non-executive, nominated by the holders of class B Stichting certificates	2019	2027

Paulo Alberto Lemann	Director	Non-executive, nominated by the holders of class B Stichting certificates	2016	2028

Alejandro Santo Domingo	Director	Non-executive, nominated by the holders of Restricted Shares	2016	2026

Aradhana Sarin	Independent Director	Non-executive	2023	2027

Heloisa Sicupira	Director	Non-executive, nominated by the holders of class B Stichting certificates	2023	2027

Grégoire de Spoelberch	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2028

Salvatore Mancuso	Director	Non-executive, nominated by the holders of Restricted Shares	2023	2026

Nitin Nohria	Director	Non-executive, nominated by the holders of class B Stichting certificates	2022	2026

Alexandre Van Damme	Director	Non-executive, nominated by the holders of class A Stichting certificates	2016	2028

Dirk Van de Put	Independent Director	Non-executive	2023	2027

Note:

(1)	We have determined that Mr. Barrington is an independent director for purposes of Rule 10A-3 of the Exchange Act.

At our annual shareholders’ meeting held on 30 April 2025, the mandates of Mr. Martin J. Barrington, Mr. Salvatore Mancuso and Mr. Alejandro Santo Domingo were renewed for a term of one year.

The mandates of all of our directors are renewable.

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

Ms. Burns is an independent member of the Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, Goldman Sachs International, Etsy and Circle Internet Group. From 2003 until 2013, she served as a director of Wal-Mart Stores. From 2013 to 2023, she served on the Board of Cisco Systems. From 2014 until 2018, she served on the Board of Alexion Pharmaceuticals. She currently serves on the Advisory Council of the Stanford Center on Longevity at Stanford University. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies.

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

Mr. Mancuso is a representative of the Restricted Shareholders. Born in 1965, he is a US citizen and holds a Bachelor’s Degree in Accounting from Iona College. He serves as Executive Vice President and Chief Financial Officer for Altria Group and is a member of the Board of Directors of Altria Group. Over the course of his more than 32 years with Altria, he has held a variety of leadership roles across the Finance, Compliance and Strategy & Business Development organizations. Previous senior roles for Altria Group include Senior Vice President, Finance & Procurement, and Treasurer & Vice President, Investor Relations and Accounting. Prior to joining the Altria Group, Mr. Mancuso worked for Pittston Company. He also serves on the Boards of the Richmond Performing Arts Corporation (RPAC) and the GreenCity Community Development Authority (CDA).

Mr. Nohria is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1962, he is an American citizen and graduated from Massachusetts Institute of Technology with a Ph.D. in Management and from the Indian Institute of Technology, Bombay, with a Bachelor of Technology in Chemical Engineering. Mr. Nohria started his career as a Harvard Business School faculty member in 1988 and served as its Dean from 2010 to 2020. He is currently a Professor at Harvard Business School and Chairman of Thrive Capital, a venture capital firm. Mr. Nohria also serves on the Boards of Directors of Alsym, The Bridgespan Group, Exor, Mass General Brigham, Rakuten Medical and Suffolk.

Mr. Santo Domingo is a representative of the Restricted Shareholders. Born in 1977, he is a US, Colombian and Spanish citizen and obtained a B.A. in History from Harvard College. He is the Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia. He is Chairman of the Board of Valorem, a company which owns a diverse portfolio of industrial and media assets in Latin America. Mr. Santo Domingo is also a director of Life Time Group Holdings, Inc., an owner and operator of fitness centers in the United States and Canada, Florida Crystals, the world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Chair of the Wildlife Conservation Society and Fundación Santo Domingo. He is also a Member of the Boards of The Metropolitan Museum of Art, The British Museum, WNET, Mount Sinai Health System and Fundación Pies Descalzos, a foundation focused on assisting impoverished children in Colombia. He is a member of Harvard University’s Global Advisory Council (GAC).

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

Ms. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1987, she is a Brazilian citizen and is a graduate from Columbia University (USA) with an MBA degree and from Pontifícia Universidade Católica (Brazil) with a Bachelor’s Degree in Law, and is qualified to practice law in Brazil. She previously served on the Board of São Carlos Empreendimentos S.A. from 2018 to 2021. Ms. Sicupira began her career in 2011 as a lawyer specializing in capital markets. Since 2017 she has been an investment analyst and portfolio manager at LTS Investments and prior to that she was an investment analyst at MSD Capital.

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

Over the five years preceding the date of this Form 20-F, the members of our Board hold or have held the following main directorships (apart from directorships they have held with us and our subsidiaries) or memberships of administrative, management or supervisory bodies and/or partnerships:

Name	Current	Past
Martin J. Barrington	Richmond Performing Arts Corporation (RPAC) and RVA757 Connects	Altria Group, Inc., NextUp (formerly Middle School Renaissance 2020, LLC), and Virginia Museum of Fine Arts

M. Michele Burns	The Goldman Sachs Group Inc., Goldman Sachs International, Etsy Inc., and Circle Internet Group	Alexion Pharmaceuticals Inc. and Cisco Systems Inc.

Lynne Biggar	Voya Financial Inc., Finastra, Hiscox Group, The New 42nd St, and Leading Hotels of the World	—

Sabine Chalmers	BT Group Plc, Bank of England, Eugénie Patri Sébastien S.A., Adrian SA and the Stichting	Coty Inc. and Continental Grain Group

Name	Current	Past

Paul Cornet de Ways Ruart	Eugénie Patri Sébastien S.A., Sebacoop SCRL, Adrien Invest SCRL, Floridienne S.A., Sibelco N.V. and the Stichting	Sparflex, Bunge Ltd, Krispy Kreme Doughnuts Inc., Panera Bread Holdings Corp., Peet’s Coffee & Tea, LLC, Coffee & Bagel Brands Inc. Company, Inc., and Rayvax Société d’Investissement S.A.

Claudio Garcia	Americanas S.A., Garcia Family Foundation, Telles Foundation and Fundação Antônio e Helena Zerrenner	Chapin School in New York

Paulo Alberto Lemann	Vectis Partners, Lemann Foundation and Lone Pine Capital LLC	Ambev and Americanas S.A.

Alejandro Santo Domingo	Quadrant Capital Advisors, Inc., Bavaria S.A., Valorem S.A., Cine Colombia S.A., Organización Decameron S. de R.L., Florida Crystals Corporation, Caracol Televisión S.A., Life Time Group Holdings, Inc., Metropolitan Museum of Art, Wildlife Conservation Society, Fundación Santo Domingo, WNET, The British Museum and Mount Sinai Health Systems	Keurig Green Mountain (KGM), Advanced Merger Partners (AMPI), ContourGlobal plc, JDE Peet’s N.V., and DKMS

Dr. Aradhana Sarin	AstraZeneca Plc and American Red Cross	—

Heloisa Sicupira	—	São Carlos Empreendimentos S.A.

Grégoire de Spoelberch	Agemar S.A., Fiprolux S.A., Eugénie Patri Sébastien S.A., the Stichting, G.D.S. Consult, Cobehold, Compagnie Benelux Participations, Vervodev, Wesparc, Groupe Josi,(1) Financière Stockel,(1) Immobilière du Canal,(1) Verlinvest,(1) Vedihold, Clearvolt S.A. and Fonds Baillet Latour	Atanor,(1) Amantelia,(1) Demeter Finance, Lunch Garden Services,(1) Lunch Garden,(1) Lunch Garden Management,(1) Lunch Garden Finance,(1) Lunch Garden Concepts,(1) HEC Partners,(1) Q.C.C.,(1) A.V.G. Catering Equipment,(1) Immo Drijvers-Stevens,(1) Elpo-Cuisinex Wholesale,(1) Navarin S.A., Wernelin S.A., Zencar S.A., and Midi Developpement(1)

Name	Current	Past
Salvatore Mancuso	Altria Group, Inc., GreenCity Community Development Authority (CDA), and Richmond Performing Arts Corporation (RPAC)	The Greater Richmond Partnership

Nitin Nohria	Harvard Business School, Thrive Capital, Alsym, The Bridgespan Group, Exor N.V., Mass General Brigham, Rakuten Medical and Suffolk	—

Alexandre Van Damme	Patri S.A., the Stichting, and Eugénie Patri Sébastien S.A.	The Kraft Heinz Company and Tikehau Capital Advisors

Dirk Van de Put	Mondelēz International	Keurig Dr Pepper (KDP) and Mattel

Note:

(1)	As permanent representative.

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

Effective 1 January 2026, Nelson Jamel departed from the company and was succeeded by Thiago Porto as Chief People Officer.

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

Our Executive Committee currently consists of the following members:

Name	Function

Michel Doukeris	Chief Executive Officer

John Blood	Chief Legal and Corporate Affairs Officer and Corporate Secretary

Fernando Tennenbaum	Chief Financial Officer

David Almeida	Chief Strategy and Technology Officer

In addition to the members of our Executive Committee, our senior leadership team currently consists of the following:

Name	Function

Katherine Barrett	General Counsel

Nick Caton	Chief B2B Officer

Yanjun Cheng	CEO Asia Pacific (APAC) Zone

Lucas Herscovici	Chief Direct-to-Consumer Officer

Thiago Porto	Chief People Officer

Carlos Lisboa	CEO South America Zone

Donna Lorenson	Chief Communications Officer

Marcel Marcondes	Chief Marketing Officer

Ricardo Moreira	Chief Supply Officer

Jean Jereissati Neto	CEO Middle America Zone

Cassiano De Stefano	CEO Africa Zone

Ricardo Tadeu	Chief Growth Officer

Jason Warner	CEO Europe Zone

Brendan Whitworth	CEO North America Zone

The business address for all of these members of our senior leadership team is: Brouwerijplein 1, 3000 Leuven, Belgium.

Michel Doukeris is our CEO since 2021. Born in 1973, he is a Brazilian citizen and holds a Bachelor’s Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. In addition, he has completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and The Wharton School in the United States. Mr. Doukeris joined AB InBev in 1996 and held a number of commercial operations roles in Latin America before moving to Asia where he led AB InBev’s China and Asia Pacific operations for seven years. In 2016 he moved to the U.S. to assume the position of Global Chief Sales Officer. Prior to his appointment as CEO, Mr. Doukeris led Anheuser-Busch and the North American business. In 2024, Mr. Doukeris was knighted by the Belgian Brewers and in 2025, he was awarded a decoration in the Order of Leopold, recognizing his leadership in promoting and advancing Belgian Culture.

David Almeida is our Chief Strategy and Technology Officer since 2020. Born in 1976, he is a dual citizen of the U.S. and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. Most recently, he served as Chief Strategy and Transformation Officer and before that as Chief Integration Officer and Chief Sales Officer ad interim having previously held the positions of Vice President, U.S. Sales and of Vice President, Finance for the North American organization. Prior to that, he served as InBev’s Head of Mergers and Acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining the company in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Katherine Barrett is our General Counsel since 2019. Born in 1970, she is a U.S. citizen and holds a Bachelor’s Degree in Business Administration from Saint Louis University and a Juris Doctorate degree from the University of Arizona. Ms. Barrett joined Anheuser-Busch in 2000 as a litigation attorney in the Legal Department. She most recently served as Vice President, U.S. General Counsel & Labor Relations, where she was responsible for overseeing all legal issues in the U.S. including commercial, litigation and regulatory matters and labor relations. Prior to joining the company, Ms. Barrett worked in private practice at law firms in Nevada and Missouri.

John Blood is our Chief Legal & Corporate Affairs Officer since 2019 and Company Secretary since 2017. Born in 1967, Mr. Blood is a U.S. citizen and holds a Bachelor’s Degree from Amherst College and a Juris Doctorate degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A. Most recently Mr. Blood was AB InBev’s General Counsel. Prior to the latter role, he was Zone Vice President Legal & Corporate Affairs in North America where he led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood worked on the legal team in Diageo’s North American business and also was in private practice at a New York City law firm.

Nick Caton is our Chief B2B Officer since 2022. Born in 1982, he is a U.S. citizen and received a Bachelor’s Degree in Mathematics from Stanford University and a Juris Doctorate degree from Yale Law School. Mr. Caton joined AB InBev in 2013 and has held roles in finance, sales, and technology in the North America Zone, Asia Pacific Zone, BEES, and Global Headquarters. Prior to joining the company, Mr. Caton was with McKinsey & Company and with Skadden Arps LLP.

Yanjun Cheng is our CEO Asia Pacific Zone and CEO and Co-Chair of the Board of Directors of Budweiser Brewing Company APAC since 2025. Born in 1960, he is a Chinese national and obtained a Bachelor’s Degree in Fermentation from Qilu University of Technology in Jinan, China, a brewing diploma from Doemens Technikum in Munich, Germany and an Executive Master of Business Administration Degree from the China Europe International Business School (CEIBS) in Shanghai, China. Mr. Cheng has over 40 years of experience in the beer and beverage industry, including 30 years as a brewmaster at AB InBev. In 1996, he held the role of Chief Brewmaster, Production and Management at Anheuser-Busch and served as the CEO of Harbin Group in 2005. From 2009 to 2024, Mr. Cheng served as the Vice President Supply and Logistics for the APAC region, covering China, South Korea, India and Southeast Asia. Most recently Mr. Cheng served as Chief Supply & Logistics Officer for Budweiser Brewing Company APAC.

Lucas Herscovici is our Global Chief Direct-To-Consumer Officer since 2022. Born in 1977, he is an Argentine citizen and received a Bachelor’s Degree in Industrial Engineering from Instituto Tecnológico de Buenos Aires and an Executive Master of Business Administration from Universidad de ‘San Andres’. Mr. Herscovici joined the company in 2002 as a Global Management Trainee in Latin America South Zone and has built his career in Commercial and Digital roles. He moved to the U.S. in 2009 and was responsible for opening the “Beer Garage”, AB InBev’s global digital innovation office, based out of Palo Alto, California. He later served as Global Vice President of Consumer Connections, Insights, and Innovation until 2018 and as Chief Non-Alcohol Officer until 2020. He most recently served as Chief Sales Officer until 2022.

Thiago Porto is our Chief People Officer since 2026. Born in 1980, he is a Brazilian citizen and holds a Bachelor’s Degree in Mechatronics Engineering from the University of Brasília and a Master of Business Administration from Business School São Paulo. He joined the company in 2003 as a Global Management Trainee and has held multiple leadership roles across Sales, Supply, and People functions across different AB InBev zones, including the South America Zone and the Middle America Zone. Most recently, he served as Vice President of People for the Middle America Zone.

Carlos Lisboa is our CEO South America Zone and CEO of Ambev since 2025. Born in 1969, he is a Brazilian citizen and received a Bachelor’s Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from Universidade de Pernambuco, both in Brazil. Mr. Lisboa joined Ambev in 1993 and has built his career in Marketing and Sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev’s Latin America North Zone. Mr. Lisboa then led the International Business Unit in AB InBev’s Latin America South Zone prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands. Most recently, Mr. Lisboa held the role of Zone President Latin America South until December 2018 and Zone President Middle America Zone until December 2024.

Donna Lorenson is our Chief Communications Officer since 2023. Born in 1973, she is a U.S. citizen and holds a Bachelor’s Degree from the University of Idaho. Ms. Lorenson has deep expertise leading global teams in consumer packaged goods and highly regulated industries. Most recently, she served as Chief Corporate Affairs Officer at Kenvue, the world’s largest pure-play consumer health company. Previously, she led Global Communications & Public Affairs for the Consumer Health business at Johnson & Johnson. Prior to that, Ms. Lorenson held leadership positions at Alcon and at Edelman. Before entering the field of communications, she served in the U.S. Army as a Military Police Officer and was stationed in Ansbach, Germany.

Marcel Marcondes is our Chief Marketing Officer since 2022. Born in 1975, he is a Brazilian citizen and holds a Bachelor’s Degree in Marketing from ESPM Escola Superior de Propaganda e Marketing in Brazil and a Master of Business Administration from the Business School São Paulo. He has also completed advanced marketing courses at the Kellogg School of Management and Harvard Business School. Mr. Marcondes has been with the company since 2005, most recently as Global President, Beyond Beer Co. From 2017 to 2021, Mr. Marcondes was the Chief Marketing Officer at Anheuser-Busch, where he led the marketing strategy for a broad portfolio of some of the world’s largest beer brands. Mr. Marcondes sits on the Board of the Association of National Advertisers (ANA) and is a member of the Cannes Lions CMO Growth Council. Before joining AB InBev, Mr. Marcondes spent seven years in brand management at Unilever.

Ricardo Moreira is our Chief Supply Officer since 2024. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and an Executive Master of Business Administration from Ambev. He also completed an Advanced Marketing Program at The Kellogg School of Management and a Global Senior Management Program at The University of Chicago Booth School of Business. Mr. Moreira joined the company in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of CEO Africa Zone until 2023 and, prior to that, of Zone President Latin America COPEC until 2018.

Jean Jereissati Neto is our CEO Middle America Zone since 2025. Born in 1974, he is a Brazilian citizen and received a Bachelor’s Degree in Business Administration from Fundação Getúlio Vargas (FGV) and an Executive Education at INSEAD and The Wharton School. Mr. Jereissati joined Ambev in 1998 and held various positions in Sales and Trade Marketing prior to becoming CEO of Cerveceria Nacional Dominicana, in 2013, making a successful integration with CND. In 2015, he joined Asia and Pacific North Zone to become Business Unit President for China. Most recently, Mr. Jereissati held the role of CEO South America Zone.

Cassiano De Stefano is our CEO Africa Zone since 2024. Born in 1974, he is a dual citizen of Brazil and Portugal and holds a Bachelor’s Degree in Civil Engineering from Unicamp and a Master of Business Administration from Business School Sao Paulo. He is also Six Sigma Black Belt certified and has postgraduate certifications in business, sales, marketing, logistics, and administration from The Wharton School, INSEAD, the Kellogg School of management, Stanford University and the MIT. Mr. De Stefano joined the company in 2000, most recently serving as President of Grupo Modelo in Mexico. During his time at the company, Mr. De Stefano has held various management roles in Sales, Marketing and Logistics, in Brazil and Russia. Prior to his role in Mexico, he was Logistics Vice President and Vice President of High End Co for Ambev.

Ricardo Tadeu is our Chief Growth Officer since 2022. Born in 1976, he is a Brazilian citizen, and received a Law Degree from the Universidade Cândido Mendes in Brazil and a Master of Laws from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined the company in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for the operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the combination with SAB in 2016. Mr. Tadeu most recently served as Chief B2B Officer, spearheading the creation of BEES, and before that served as Chief Sales Officer until July 2020, and Zone President Africa until December 2018.

Fernando Tennenbaum is our Chief Financial Officer since 2020. Born in 1977, he is a dual citizen of Brazil and Germany and holds a Bachelor’s Degree in Industrial Engineering from Escola Politécnica da Universidade de São Paulo. He joined the company in 2004 and has held various roles in the finance function (including Treasury, Investor Relations and M&A). He most recently served as the Vice President of Finance, South America Zone and Chief Financial and Investor Relations Officer of Ambev.

Jason Warner is our CEO Europe Zone since 2019. Born in 1973, he is a dual British and U.S. citizen and received a Bachelor’s Degree in Engineering from De Montfort University in the United Kingdom. Prior to his current role, he was Business Unit President for North Europe between 2015 and 2018. He joined AB InBev in July 2009 as Global VP Budweiser, based in New York, before moving into a dual role of Global VP Budweiser and Marketing VP. He has also held Global VP roles for Corona as well as Innovation and Renovation. Prior to joining AB InBev, he held various positions at The Coca-Cola Company and Nestlé.

Brendan Whitworth is our CEO North America Zone and CEO of Anheuser-Busch since 2021. Born in 1976, he is a U.S. citizen and holds a Bachelor’s Degree in Economics from Bucknell University and a Master of Business Administration from Harvard Business School. Prior to his current role, he was Chief Sales Officer of Anheuser-Busch. Mr. Whitworth joined AB InBev in 2013 as a Global Sales Director and went on to hold various commercial leadership positions in the U.S., including Vice President U.S. Trade Marketing, and Vice President Sales U.S. Northeast Region. Prior to joining AB InBev, Mr. Whitworth held a series of U.S. commercial leadership roles at PepsiCo Frito-Lay. He also served in the US Marine Corps and Central Intelligence Agency.

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

The remuneration policy described below reflects certain updates and clarifications made to the policy that was approved by the annual shareholders’ meeting in 2022 to enhance clarity, with respect to (i) bonuses to be paid in respect of financial years 2026 onwards, and (ii) the composition of the Compensation Peer Group (as defined below) in respect of financial years 2026 onwards. These changes will apply to members of the Executive Committee as of 1 January 2026, subject to the approval of the remuneration policy by the annual shareholders’ meeting of 29 April 2026.

Share-Based Payment Plans

We currently have three primary, share-based payment plans, namely (i) our restricted stock unit plan for directors (“RSU Plan Directors”) established in 2019 (which replaced our long-term incentive stock option plan for directors (“LTI Stock Option Plan Directors”) established in 2014), (ii) our share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 (and amended as from 2010) and (iii) our long-term incentive plans for eligible employees (“LTI Plan Executives”), established in 2009.

In addition, from time to time, we make exceptional grants to our employees and employees of our subsidiaries or grants of shares, restricted stock units (“RSUs”), performance stock units (“PSUs”) or options under plans established by us or by certain of our subsidiaries.

LTI Stock Option Plan Directors

The table below provides an overview of all of the stock options outstanding under our former LTI Stock Option Plan Directors as of 31 December 2025(1):

Grant date of stock options	Expiry date of stock options	Number of options granted	Number of options outstanding	Exercise price
		(in millions)	(in millions)	(in EUR)
27 April 2016	27 April 2026	0.236	0.236	113.25
26 April 2017	26 April 2027	0.221	0.221	104.50
25 April 2018	25 April 2028	0.228	0.228	84.47

Total		0.684	0.684

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

As of 31 December 2025, the total number of stock options granted under the LTI Stock Option Plan Directors is 0.68 million. As of 31 December 2025, all of the 0.68 million outstanding options have vested.

For additional information on the LTI stock options held by members of our Board of Directors, see “—Compensation of Directors and Executives” below.

RSU Plan Directors

The share-based portion of the remuneration of the directors of AB InBev is granted in the form of restricted stock units corresponding to a fixed gross value per year of (i) EUR 550,000 (USD 623,606) for the Chair of the Board of Directors, (ii) EUR 350,000 (USD 393,265) for the Chair of the Audit Committee and (iii) EUR 200,000 (USD 224,723) for the other directors.

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

The granting and vesting of the restricted stock units are not subject to performance criteria. Therefore, such RSUs qualify as fixed remuneration.

The table below provides an overview of all of the RSUs granted under our RSU Plan Directors that remain outstanding:

Grant date of RSUs	Vesting date of RSUs	Number of RSUs granted	Number of RSUs outstanding
		(in millions)	(in millions)
28 April 2021	28 April 2026	0.061	0.061
27 April 2022	27 April 2027	0.063	0.063
26 April 2023	26 April 2028	0.057	0.057
24 April 2024	24 April 2029	0.061	0.061
30 April 2025	30 April 2030	0.059	0.059
Total		0.302	0.302

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

Voluntary shares are:

•	existing Ordinary Shares;

•	entitled to dividends paid as from the date of grant;

•	subject to a lock-up period of three years; and

•	purchased by the executives at market price.

Executives who invest all or part of their bonus in voluntary shares also receive one and a half matching shares from the Company for each voluntary share purchased up to a limited total percentage (up to 60%) of each executive’s bonus. These matching shares are delivered in the form of restricted stock units (“Matching RSUs”). A discount (of up to 20%) on the portion of the bonus invested in voluntary shares is granted in the form of restricted stock units (“Discounted RSUs”). Together, the Matching RSUs and Discounted RSUs are referred to as Bonus RSUs.

Bonus RSUs vest over a three-year period. No performance conditions apply to the vesting of Bonus RSUs. However, Bonus RSUs will only be granted under the double condition that the executive:

•	has earned a variable compensation (bonus), which is subject to the successful achievement of total company, business unit and individual performance targets (performance condition); and

•	has agreed to reinvest all or part of his or her bonus in voluntary shares, which are subject to a lock-up as indicated above (ownership condition).

Specific restrictions or forfeiture rules apply in the event the executive leaves the company before the vesting date of Bonus RSUs.

In accordance with the authorization granted in our bylaws, the variable compensation system deviates from article 7:91, indents 1 and 2 of the Belgian Companies Code, as it allows:

•

for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, eligible employees are encouraged to invest some or all of their variable compensation in voluntary shares. Such voluntary investment also leads to a grant of Bonus RSUs, which vest over a three-year period, promoting sustainable long-term performance; and

•

for the voluntary shares purchased by the executives under the Share-Based Compensation Plan to vest at their purchase, instead of applying a vesting period of a minimum of three years. Nonetheless, the voluntary shares are subject to a three-year lock-up period.

For details regarding voluntary shares purchased by, and Bonus RSUs granted to, members of the Executive Committee pursuant to the Share-Based Compensation Plan in relation to variable compensation earned in 2024, in accordance with the remuneration policy applicable to bonuses paid to members of the Executive Committee for financial year 2024, please see “—Compensation of Directors and Executives—Executive Committee—Variable Performance-Related (Bonus) Compensation – Share-Based Compensation Plan—Variable compensation (bonus) for performance in 2024 – Paid in March 2025” below.

LTI Plan Executives

Annual Long-Term Incentives

Subject to management’s assessment of the employee’s performance and future potential, senior employees may be eligible for an annual long-term incentive to be paid out in restricted stock units, performance stock units and/or stock options. Since 2020, grants to senior employees have primarily taken the form of restricted stock units. From financial year 2022, long-term incentive grants to employees of a certain seniority, including members of the Executive Committee and senior leadership team, have primarily taken the form of a combination of restricted stock units and performance stock units, both with a three-year vesting period. Any grant of annual long-term incentives to members of the Executive Committee and the senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee.

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

The table below gives an overview of the annual LTI stock options on our shares that have been granted under the LTI Plans outstanding as of 31 December 2025:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in EUR)
1 December 2016	2.32	1.22	98.04	30 November 2026
15 December 2016	1.15	0.40	97.99	14 December 2026
13 January 2017	0.02	0.01	99.01	12 January 2027
20 January 2017	0.96	0.81	98.85	19 January 2027
1 December 2017	4.79	2.71	96.70	30 November 2027
22 January 2018	1.05	0.96	94.36	21 January 2028
8 March 2018	0.27	0.25	89.43	7 March 2028
3 December 2018	4.48	2.45	67.64	2 December 2028
25 January 2019	0.93	0.81	65.70	24 January 2029
2 December 2019	5.87	3.81	71.87	1 December 2029

The table below gives an overview of the annual LTI stock options on our ADS that have been granted under the LTI Plans outstanding as of 31 December 2025:

Issue Date	Number of LTI stock options granted	Number of LTI stock options outstanding	Exercise price	Expiry date of options
	(in millions)	(in millions)	(in USD)
1 December 2016	1.29	0.75	103.27	30 November 2026
15 December 2016	0.08	0.03	102.91	14 December 2026
1 December 2017	1.40	0.79	114.50	30 November 2027
3 December 2018	1.19	0.72	76.87	2 December 2028
2 December 2019	1.26	0.77	79.35	1 December 2029

For additional information on the LTI stock options held by members of the Executive Committee, see “—Compensation of Directors and Executives” below. For details regarding annual long-term incentive restricted stock units and performance stock units granted to members of the Executive Committee in 2025, please see “—Compensation of Directors and Executives—Long-Term Incentives” below.

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

Vesting of such restricted stock units, performance stock units or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants. Such performance conditions may consist of financial metrics related to market conditions (e.g., relative or absolute TSR) or non-market conditions (e.g., EBITDA compounded annual growth rate).

Grants primarily take the form of restricted stock units or performance stock units. Any grant of exceptional long-term incentives to members of the Executive Committee and the senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee. For further details regarding exceptional long-term incentive stock options granted to members of the Executive Committee in 2025, please see “—Compensation of Directors and Executives—Long-Term Incentives—Exceptional Long-Term Incentives” below.

For instance, in March 2020, we granted an exceptional grant of 4,980,927 options to members of the Executive Committee as an exceptional long-term retention incentive (the “March 2020 Stock Option Incentive”). The options vested in March 2025 and have a maturity of 10 years. For more details, see “—Share-Based Payment Plans—Options Owned by Executives.”

Other Recurring Long-Term Incentive Programs

Other recurring specific long-term incentive programs may be created. The following recurring long-term incentive programs are currently in place.

i.

Base Long-Term Restricted Stock Units Program: This program allows for the offer of restricted stock units to members of our senior management. In addition to the grant of annual long-term restricted stock units described above under “ —Annual Long-Term Incentives”, under this program restricted stock units can be granted under sub-plans with specific terms and conditions and for specific purposes e.g., as a retention incentive or to compensate for assignments of expatriates in certain countries. In most cases, the restricted stock units vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce performance tests and post-vesting lock-up periods in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. Other than (i) the grants of annual long-term restricted stock units described below under “ —Compensation of Directors and Executives—Long-Term Incentives—Annual Long-Term Incentive Restricted Stock Units” and (ii) the grants of restricted stock units described below under “ —Compensation of Directors and Executives—Long-Term Incentives—Other Recurring Long-Term Restricted Stock Unit Programs”, no restricted stock units were granted under the program to members of the Executive Committee in 2025.

ii.

Base Long-Term Performance Stock Units Program: This program allows for the offer of performance stock units to members of our senior management. In addition to the grant of annual long-term performance stock units described above under “—Annual Long-Term Incentives”, under this program, performance stock units can be granted under sub-plans with specific terms and conditions and for specific purposes, e.g., as a retention incentive or to compensate for assignments of expatriates in certain countries. In most cases, the performance stock units vest after three or five years with a similar performance period and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce post-vesting lock-up periods and set other absolute or relative performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. Other than the grants of annual long-term performance stock units described below under “—Compensation of Directors and Executives—Long-Term Incentives—Annual Long-Term Incentive Performance Stock Units”, no performance stock units were granted under the program to members of the Executive Committee in 2025.

iii.

Share Purchase Program: This program allows certain employees to purchase our shares at a discount. This program is a long-term retention incentive (i) for high-potential employees or (ii) for newly hired employees. A voluntary investment in our shares by the participating employee is matched with a grant of up to three Matching RSUs for each share invested or, as the case may be, a number of matching shares corresponding to a fixed monetary value that depends on seniority level. The Matching RSUs vest after five years. In case of termination before the vesting date, specific forfeiture rules apply. Instead of restricted stock units, stock options may also be granted under this program with similar vesting and forfeiture rules. No shares under the program were purchased by members of the Executive Committee in 2025.

Any grant of long-term restricted stock units, performance stock units or stock option incentives to members of the Executive Committee and/or senior leadership team is subject to Board approval, upon recommendation of the Remuneration Committee.

Ambev Exchange of Share-Ownership Program

From time to time certain of Ambev’s senior employees are transferred to us and vice versa. In order to encourage management mobility and promote alignment between our interests and the interests of these managers, our Board has approved a program that aims at facilitating the exchange by these senior employees of their Ambev shares into our shares (the “ABI/Ambev Exchange Program”). Under the ABI/Ambev Exchange Program, Ambev shares can be exchanged for our shares based on the average share price of both the Ambev shares and our shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares and provided that the manager remains in service during this period. The discounted shares are forfeited in the event of termination of service before the end of the five-year lock-up period.

In 2025, no member of the Executive Committee participated in the ABI/Ambev Exchange Program.

Programs for Maintaining Consistency of Benefits Granted and Encouraging Global Mobility of Executives

From time to time, certain senior employees move on international assignments within the AB InBev Group. To maintain consistency of benefits granted to senior employees and encourage international mobility while complying with applicable legal and tax obligations, the vesting conditions of unvested stock options or restricted stock units which are vesting within six months of an executive’s relocation may be lifted. The shares that result from the early exercise of options or the early vesting of restricted stock units must remain blocked until the end of the initial vesting period.

In 2025, no member of the Executive Committee participated in any of the company’s programs for maintaining consistency of benefits granted and for encouraging global mobility of executives.

Compensation of Directors and Executives

Unless otherwise specified, all compensation amounts in this section are gross of tax.

Board of Directors

Our directors receive fixed compensation in the form of annual fees and share-based compensation in the form of restricted stock units. Our Remuneration Committee recommends the level of remuneration for directors, including the Chair of the Board and directors sitting on one or more of the Board committees. These recommendations are subject to approval by our Board and, subsequently, by our shareholders at the annual general meeting. The Remuneration Committee benchmarks directors’ compensation, from time to time, against peer companies with the assistance of an independent consulting firm. In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate or sitting on one or more of the Board committees and the rules for reimbursement of directors’ business- related, out-of-pocket expenses. See “—C. Board Practices—Information about Our Committees—The Remuneration Committee.”

Board Compensation in 2025

The fixed annual fee for our directors in 2025 amounted to EUR 75,000 (USD 84,271), except for the Chair of the Board and the Chair of the Audit Committee, whose fixed annual fees amounted to EUR 255,000 (USD 286,522) and EUR 127,500 (USD 143,261), respectively.

In addition, a fixed annual retainer applied as follows: (a) EUR 28,000 (USD 31,461) for the Chair of the Audit Committee, EUR 14,000 (USD 15,731) for the other members of the Audit Committee, (c) EUR 14,000 (USD 15,731) for each of the Chairs of the Finance Committee, the Remuneration Committee and the Nomination Committee and (d) EUR 7,000 (USD 7,865) for each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee.

The share-based portion of the remuneration of the directors was granted in the form of restricted stock units corresponding to a fixed gross value of EUR 200,000 (USD 224,723). The Chair of the Board was granted restricted stock units corresponding to a fixed gross value of EUR 550,000 (USD 617,988) and the Chair of the Audit Committee was granted restricted stock units corresponding to a fixed gross value of EUR 350,000 (USD 393,265). Such restricted stock units will vest after five years and, upon vesting, will entitle their holders to one AB InBev share per restricted stock unit (subject to any applicable withholding).

We do not provide pensions, medical benefits, benefits upon termination or end of service or other benefit programs to directors.

The table below provides an overview of the fixed and share-based compensation that our directors received in 2025.

Name	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of RSUs granted(2)
		(EUR)	(EUR)	(EUR)
Martin J. Barrington	9	255,000	21,000	276,000	9,876
Lynne Biggar	9	75,000	14,000	89,000	3,591
Michele Burns	9	127,500	49,000	176,500	6,284
Sabine Chalmers	9	75,000	7,000	82,000	3,591
Paul Cornet de Ways Ruart	9	75,000	7,000	82,000	3,591
Grégoire de Spoelberch	9	75,000	14,000	89,000	3,591
Claudio Garcia	8	75,000	28,000	103,000	3,591
Paulo Lemann	9	75,000	7,000	82,000	3,591
Salvatore Mancuso(1)	5	0	0	0	0
Nitin Nohria	9	75,000	7,000	82,000	3,591
Alejandro Santo Domingo	9	75,000	7,000	82,000	3,591
Aradhana Sarin	8	75,000	14,000	89,000	3,591
Heloisa Sicupira	9	75,000	7,000	82,000	3,591
Alexandre Van Damme	8	75,000	7,000	82,000	3,591
Dirk Van de Put	8	75,000	7,000	82,000	3,591
All directors as group		1,282,500	196,000	1,478,500	59,252

Note:

(1)	Mr. Mancuso has waived his entitlement to any compensation for his services as director.
(2)	The following RSUs vested in 2025:

•	13,226 RSUs granted on 3 June 2020 held by Mr. Barrington vested on 3 June 2025, of which the market price on Euronext Brussels on the vesting date was EUR 61.94.

•	8,416 RSUs granted on 3 June 2020 held by Ms. Burns vested on 3 June 2025, of which the market price on Euronext Brussels on the vesting date was EUR 61.94.

•

4,807 RSUs granted on 3 June 2020 held by each of Ms. Chalmers, Mr. Cornet de Ways Ruart, Mr. de Spoelberch, Mr. Garcia, Mr. Lemann, Mr. Santo Domingo and Mr. Van Damme vested on 3 June 2025, of which the market price on Euronext Brussels on the vesting date was EUR 61.94.

Stock Options Held by Directors

The table below sets forth, for each of our current directors, the number of LTI stock options they owned as of 31 December 2025(1). LTI options are no longer awarded to directors (last grant on 25 April 2018).

	LTI 26	LTI 25	LTI 24	Total options
Grant date	25 April 2018	26 April 2017	27 April 2016
Vesting date	25 April 2023	26 April 2022	27 April 2021
Expiry date	24 April 2028	25 April 2027	26 April 2026
Martin J. Barrington	0	0	0	0
Lynne Biggar	0	0	0	0
Michele Burns	25,500	25,500	25,500	76,500
Sabine Chalmers	0	0	0	0
Paul Cornet de Ways Ruart(2)	15,000	15,000	15,000	45,000
Grégoire de Spoelberch(2)	15,000	15,000	15,000	45,000
Claudio Garcia(3)	0	0	0	0
Paulo Lemann(2)	15,000	15,000	15,000	45,000
Salvatore Mancuso	0	0	0	0
Nitin Nohria	0	0	0	0
Alejandro Santo Domingo	15,000	15,000	0	30,000
Aradhana Sarin	0	0	0	0
Heloisa Sicupira	0	0	0	0
Alexandre Van Damme(2)	15,000	15,000	15,000	45,000
Dirk Van de Put	0	0	0	0
Strike price (EUR)	84.47	104.50	113.25	—

Note:

(1)

At the annual shareholders’ meeting of AB InBev on 30 April 2014, all outstanding LTI warrants under our legacy LTI warrant plan were converted into LTI stock options, i.e., the right to purchase existing shares instead of the right to subscribe to newly issued shares (see “—Share-Based Payment Plans—LTI Plan Executives—Annual Long-Term Incentives”). All other terms and conditions of the existing grants under the LTI warrant plan remained unchanged. In 2025, no LTI stock options listed in the table above were exercised by directors.

(2)	15,000 options granted on 29 April 2015 at a strike price of EUR 133.10 held by each of Mr. Cornet de Ways Ruart, Mr. Spoelberch, Mr. Lemann and Mr. Van Damme expired on 28 April 2025.
(3)

Mr. Garcia does not hold stock options under the company’s former LTI Stock Option Plan Directors. However, he held certain stock options that were awarded to him in the past in his capacity as an executive of the company. These stock options expired on 21 December 2025.

Restricted Stock Units Held by Directors

The table below sets forth, for each of our current directors, the number of restricted stock units they owned as of 31 December 2025.

Grant Date	28 April 2021	27 April 2022	26 April 2023	24 April 2024	30 April 2025	Number of RSUs owned(2)
Vesting Date	28 April 2026	27 April 2027	26 April 2028	24 April 2029	30 April 2030
Martin J. Barrington	10,093	10,572	9,589	10,187	9,876	50,317
Lynne Biggar	0	0	0	3,703	3,591	7,294
Michele Burns	6,423	6,728	6,101	6,481	6,284	32,017
Sabine Chalmers	3,667	3,842	3,484	3,703	3,591	18,287
Paul Cornet de Ways Ruart	3,667	3,842	3,484	3,703	3,591	18,287
Grégoire de Spoelberch	3,667	3,842	3,484	3,703	3,591	18,287
Claudio Garcia	3,667	3,842	3,484	3,703	3,591	18,287
Paulo Lemann	3,667	3,842	3,484	3,703	3,591	18,287
Salvatore Mancuso(1)	0	0	0	0	0	0
Nitin Nohria	0	0	3,484	3,703	3,591	10,778
Alejandro Santo Domingo	3,667	3,842	3,484	3,703	3,591	18,287
Aradhana Sarin	0	0	0	3,703	3,591	7,294
Heloisa Sicupira	0	0	0	3,703	3,591	7,294
Alexandre Van Damme	3,667	3,842	3,484	3,703	3,591	18,287
Dirk Van de Put	0	0	0	3,703	3,591	7,294
All directors as group	42,185	44,194	43,562	61,104	59,252	250,297

Note:

(1)	Mr. Mancuso has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2025.
(2)	The following RSUs vested in 2025:

•	13,226 RSUs granted on 3 June 2020 held by Mr. Barrington vested on 3 June 2025, of which the market price on Euronext Brussels on the vesting date was EUR 61.94.

•	8,416 RSUs granted on 3 June 2020 held by Ms. Burns vested on 3 June 2025, of which the market price on Euronext Brussels on the vesting date was EUR 61.94.

•

4,807 RSUs granted on 3 June 2020 held by each of Ms. Chalmers, Mr. Cornet de Ways Ruart, Mr. de Spoelberch, Mr. Garcia, Mr. Lemann, Mr. Santo Domingo and Mr. Van Damme vested on 3 June 2025, of which the market price on Euronext Brussels on the vesting date was EUR 61.94.

Board Share Ownership

The table below sets forth, as of the most recent practicable date, the number of our shares owned by our directors serving in 2025 and year-to-date 2026:

Name	Number of our shares held	% of our outstanding shares
Martin J. Barrington	(*)	(*)
Claudio Garcia	(*)	(*)
Michele Burns	(*)	(*)
Paul Cornet de Ways Ruart	(*)	(*)
Sabine Chalmers	(*)	(*)
Grégoire de Spoelberch	(*)	(*)
Aradhana Sarin	(*)	(*)
Salvatore Mancuso	(*)	(*)
Paulo Lemann	(*)	(*)
Alejandro Santo Domingo	(*)	(*)

Name	Number of our shares held	% of our outstanding shares
Heloisa Sicupira	(*)	(*)
Dirk Van de Put	(*)	(*)
Nitin Nohria	(*)	(*)
Lynne Biggar	(*)	(*)
Alexandre Van Damme	(*)	(*)
TOTAL	13.15 million	<1%

Note:

(*)	Each director owns less than 1% of our outstanding shares as of the most recent practicable date.

Executive Committee

The main elements of our executive remuneration are (i) a fixed-base salary, (ii) variable performance-related compensation (bonus), (iii) long-term incentives in the form of long-term restricted stock units, long-term performance stock units and/or long-term stock options, (iv) post-employment benefits and (v) other compensation. For the Chief Executive Officer, the award value of on-target variable remuneration (comprised of items (ii) and (iii) above) for 2025 could amount to up to 94% of his total on-target compensation, assuming all performance and other requirements are fully met. For the other members of the Executive Committee, the award value of on-target variable remuneration for 2025 could on average amount to up to 90% of their total on-target compensation, assuming all performance and other requirements are fully met.

In order to promote alignment with market practice, the total compensation of executives is reviewed against benchmarks on an annual basis. These benchmarks are collated by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of over 20 global leading peer companies (the “Compensation Peer Group”) is used when available. For financial year 2026 and onwards, for benchmarking, the Board, upon recommendation of the Remuneration Committee, can adjust the Compensation Peer Group to 20 or fewer relevant peer companies. The Compensation Peer Group is comprised of companies with a similar size to us, with the majority of them belonging to the fast-moving consumer goods sector, and each shares a complex and diverse business model and operates in talent and labor markets similar to us. The Compensation Peer Group is set by the Remuneration Committee upon the advice of an independent compensation consultant, and may be revised from time to time. If Compensation Peer Group data is not available for a given role, data from Fortune 100 companies is used. Executives’ total compensation at target is intended to be 10% above the third quartile. The Compensation Peer Group that was used as the benchmark for financial year 2025 was composed of the following companies:

2025 Compensation Peer Group
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

Unless otherwise specified, the information and amounts in this section relate to the members of our Executive Committee as of 1 January 2026. See “—A. Directors and Senior Management—Administrative, Management, Supervisory Bodies and Senior Management Structure.”

Base Salary

Our executives’ base salaries are intended to be aligned with mid-market levels for the appropriate market. Mid-market means that for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less.

In 2025, based on his employment contract, the Chief Executive Officer earned a fixed base salary of EUR 1.36 million (USD 1.53 million). The other members of our Executive Committee earned an aggregate base salary of EUR 1.99 million (USD 2.24 million).

Variable Performance-Related (Bonus) Compensation – Share-Based Compensation Plan

The variable performance-related compensation (bonus) element of remuneration for members of our Executive Committee is aimed at rewarding executives’ short- and long-term performance.

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

The effective pay-out of variable performance-related compensation (bonus), if any, is directly correlated with performance, i.e., linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics. If executives do not achieve their individual target hurdle, no bonus is earned irrespective of whether the total company and/or relevant business units achieve their targets. If the total company and/or relevant business unit targets are not achieved, a limited portion of the bonus will be payable to executives if they achieve their individual target hurdle. For financial year 2026 and onwards, if both the total company and the relevant business units do not achieve their targets, no bonus is earned irrespective of whether individual target hurdles are achieved; and if (i) the total company targets are not achieved but the relevant business unit targets are, or (ii) the relevant business unit targets are not achieved but total company targets are, a limited portion of the bonus will be payable to executives if they achieve their individual target hurdle.

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

For the year ended 31 December 2025, the performance metrics for the Executive Committee and their relative weights were:

Component	Weight	Performance Measures

Company Targets	40%	Organic EBITDA

Business Unit Targets	30%	Organic Volume (35%) Organic Cash Flow (35%) Organic EBITDA (30%)

Individual Targets	30%	Targets based on the strategic pillars underlying our 10-year plan

Total	100%

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

Executives receive their variable performance-related compensation (bonus) in cash but are encouraged to invest all or a portion of its value in company shares. For further details regarding the terms of the Share-Based Compensation Plan, please see “—Share-Based Payment Plans—Share-Based Compensation Plan” above.

Variable compensation (bonus) for performance in 2025 – To be Paid in March 2026

Based on its performance and results in 2025, the company partially achieved its aggregated company and business unit performance targets in 2025.

For the full year 2025, the Chief Executive Officer earned variable compensation of EUR 3.48 million (USD 3.91 million). The other members of the Executive Committee earned aggregate variable compensation of EUR 2.88 million (USD 3.23 million).

These bonus amounts are based on our company’s performance during the year 2025 and the executives’ individual target achievements. The variable compensation will be paid in or around March 2026.

Variable compensation (bonus) for performance in 2024 – Paid in March 2025

The following table sets forth the number of voluntary shares purchased by, and Bonus RSUs granted to, the Chief Executive Officer and the other members of the Executive Committee in March 2025 under the Share-Based Compensation Plan in respect of the variable compensation (bonus) awarded for performance in 2024 as described in our Annual Report on Form 20-F for the fiscal year ended 31 December 2024.

Name	Voluntary Shares Purchased	Bonus RSUs Granted(1)
Michel Doukeris (CEO)	49,208	134,480
David Almeida	12,118	38,015
John Blood	13,413	38,424
Fernando Tennenbaum	12,855	40,322

Note:

(1)	Includes dividend equivalents granted in 2025.

Long-Term Incentives

Annual Long-Term Incentive Restricted Stock Units

On 12 December 2025, annual long-term restricted stock units for 2025 were granted to Michel Doukeris (116,324 RSUs), David Almeida (30,399 RSUs), John Blood (23,629 RSUs) and Fernando Tennenbaum (50,017 RSUs). These RSUs cliff vest over a three-year period (12 December 2028). In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

Annual Long-Term Incentive Performance Stock Units

On 12 December 2025, annual long-term performance stock units were granted to Michel Doukeris (30,088 PSUs), David Almeida (8,719 PSUs), John Blood (7,918 PSUs) and Fernando Tennenbaum (13,077 PSUs) in respect of financial year 2025. These performance stock units cliff vest over a three-year period (12 December 2028). The number of shares to which holders of these performance stock units shall be entitled is subject to a hurdle and cap, and will depend on a performance test measuring the Company’s three-year TSR relative to the TSR realized for that period by the TSR Peer Group. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

The below TSR Peer Group was used for performance stock units granted in respect of financial year 2025.

2025 TSR Peer Group
3M	Heineken	Procter & Gamble
Altria	Kraft Heinz	Reckitt-Benckiser
Carlsberg	Mondelēz	Starbucks
Coca-Cola	Nestlé	Unilever
Colgate-Palmolive	PepsiCo
Diageo	Philip Morris

Exceptional Long-Term Incentives

In 2025, no grants were made to members of the Executive Committee under an exceptional long-term incentives plan.

Other Recurring Long-Term Restricted Stock Unit Programs

On 28 March 2025, the following grants of restricted stock units were made to members of the Executive Committee as a long-term retention incentive under a sub-plan of the Base Long-Term Restricted Stock Units Program:

•

Restricted stock units were granted to Michel Doukeris (132,098 RSUs) and Fernando Tennenbaum (33,025 RSUs). These restricted stock units cliff vest over a five-year period (28 March 2030). Upon vesting, each restricted stock unit entitles its holder to acquire one share.

•

Restricted stock units with a performance test were granted to Michel Doukeris (634,072 RSUs) and Fernando Tennenbaum (132,098 RSUs). These restricted stock units cliff vest over a five-year period (28 March 2030) and are subject to the achievement of a performance test measuring the five-year absolute TSR of the company. Upon vesting, the number of shares to which the holders of the restricted stock units shall be entitled will depend on the level of achievement of this performance test, subject to a hurdle and a cap. Such shares shall be subject to a two-year lock-up period following vesting.

In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

Post-Employment Benefits

We sponsor various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefits. See note 23 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 for further details on our employee benefits.

Our Chief Executive Officer and other members of the Executive Committee participate in a defined contribution plan. The contribution under the Chief Executive’s plan for the Chief Executive Officer amounted to approximately USD 0.23 million in 2025. The contributions for other members of the Executive Committee amounted to approximately USD 0.05 million in the aggregate in 2025. See note 31 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

Other Compensation

We also provide executives with disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites and other benefits that are competitive with market practice in the markets where such executives are employed. In 2025, the costs of these benefits amounted to approximately USD 0.03 million for the Chief Executive Officer and approximately USD 0.06 million in aggregate for the other members of the Executive Committee.

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

Reclaim of Variable Compensation

Our share-based compensation and long-term incentive plans contain a malus provision for all grants made since March 2019. Such provision provides that the restricted stock units, performance stock units and/or stock options granted to an executive will automatically expire and become null and void in the scenario where the executive is found by the Global Ethics and Compliance Committee to be (i) responsible for a material breach of our Code of Business Conduct; or (ii) subject to a material adverse court or administrative decision, in each case in the period before the vesting of the restricted stock units or performance stock units or exercise of the stock options.

In addition, a clawback policy applies to incentive-based compensation received by certain executives (which currently comprise the members of the Executive Committee). Under this policy, “incentive-based compensation” is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. variable performance-related compensation (bonus) and annual long-term incentive performance stock units (PSUs)). The policy provides that in the event the company is required to prepare an accounting restatement of its financial statements due to the company’s material noncompliance with any financial reporting requirements under the applicable securities laws, the company will recover (on a pre-tax basis) from the relevant executives any incentive-based compensation received by such executives on or after 2 October 2023 and during the three fiscal years preceding the date the restatement was required that exceeds the amount of incentive-based compensation that otherwise would have been received had such incentive-based compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive engaged in misconduct or otherwise caused or contributed to the requirement for a restatement.

Options Owned by Executives

The table below sets forth the number of LTI stock options and matching options owned by the members of our Executive Committee in aggregate as of 31 December 2025 under the LTI Plan Executives. Members of our Executive Committee do not hold any warrants or stock options relating to our shares under our other incentive plans.

Program(1)	Options held in aggregate by our Executive Committee		Strike price (EUR)	Grant date	Vesting date	Expiry date
LTI Plan 2009(2)	0	(3)	121.95	1 December 2015	1 December 2020	30 November 2025
LTI Plan 2009	0	(4)	113.00	22 December 2015	22 December 2020	21 December 2025
LTI Plan 2009	36,728		98.04	1 December 2016	1 December 2021	30 November 2026
LTI Plan 2009	75,756		98.85	20 January 2017	20 January 2022	19 January 2027
LTI Plan 2009	19,112		96.70	1 December 2017	1 December 2022	30 November 2027
LTI Plan 2009	146,486		94.36	22 January 2018	22 January 2023	21 January 2028
LTI Plan 2009	306,794		65.70	25 January 2019	25 January 2024	24 January 2029
LTI Plan 2009	377,402		71.87	2 December 2019	2 December 2024	1 December 2029
Long Run Stock Options Incentive Plan(5)	0	(6)	96.70	1 December 2017	1 January 2028	31 December 2032
March 2020 Stock Option Incentive(7)	4,980,927	(8)	40.40	25 March 2020	25 March 2025	24 March 2030

Note:

(1)	No options were exercised by members of the Executive Committee in 2025.
(2)	Options granted under an annual long-term incentive plan. See “—Share-Based Payment Plans—LTI Plan Executives—Annual Long-Term Incentives.”
(3)	12,977, 11,471 and 11,587 options held by David Almeida, Fernando Tennenbaum and John Blood, respectively, expired on 30 November 2025.
(4)	47,823 options held by John Blood expired on 21 December 2025.
(5)	Options granted under an exceptional long-term incentive plan. See “—Share-Based Payment Plans—LTI Plan Executives—Exceptional Long-Term Incentives.”
(6)

1,001,252, 500,626, 500,626 and 500,626 options held by Michel Doukeris, David Almeida, Fernando Tennenbaum and John Blood, respectively, lapsed in 2025. The exercisability of these options was subject, among other things, to the condition that the company met a performance test. This performance test was based on an organic EBITDA compounded annual growth rate target, which was not met.

(7)

Options granted under an exceptional long-term incentive plan. The options cliff vest five years after the grant date and have a maturity of 10 years. Specific forfeiture rules apply if the employee leaves the company before the vesting date. See “—Share-Based Payment Plans—LTI Plan Executives—Exceptional Long-Term Incentives.”

(8)

1,423,122, 1,423,122, 1,423,122 and 711,561 options held by Michel Doukeris, David Almeida, Fernando Tennenbaum and John Blood, respectively, vested on 25 March 2025 with an exercise price of EUR 40.40.

Restricted Stock Units Owned by Executives

The table below sets forth the number of restricted stock units owned by the members of our Executive Committee in aggregate as of 31 December 2025(1)(2).

Program	RSUs held in aggregate by our Executive Committee		Grant date	Vesting date
Performance-Based RSUs(1)	0	(2)	14 August 2018	14 August 2028
Share Based Compensation Plan(3)	0	(4)	2 March 2020	2 March 2025
RSUs(5)	0	(6)	25 March 2020	25 March 2025
Annual Long-Term RSUs(7)	0	(8)	14 December 2020	14 December 2025
Annual Long-Term RSUs(7)	27,565		13 December 2021	13 December 2026
Annual Long-Term RSUs(7)	0	(9)	1 March 2022	1 March 2025
Annual Long-Term RSUs(7)	72,771		1 March 2022	1 March 2027
Share Based Compensation Plan(3)	0	(9)	1 March 2022	1 March 2025
Share Based Compensation Plan(3)	327,635		1 March 2022	1 March 2027
Annual Long-Term RSUs(7)	0	(10)	14 December 2022	14 December 2025
Share Based Compensation Plan(3)	263,534		6 March 2023	6 March 2026
Annual Long-Term RSUs(7)	121,550		11 December 2023	11 December 2026
Share Based Compensation Plan(3)	200,856		1 March 2024	1 March 2027
Annual Long-Term RSUs(7)	495,661		16 December 2024	16 December 2027
Share Based Compensation Plan(3)	251,241		28 March 2025	28 March 2028
RSUs(5)	191,542		28 March 2025	28 March 2030
Performance-Based RSUs(3)	766,170		28 March 2025	28 March 2030
Annual Long-Term RSUs(7)	220,369		12 December 2025	12 December 2028

Note:

(1)

Restricted stock units granted under the Performance-Based Restricted Stock Units Program, which allowed for the offer of performance-based restricted stock units (“Performance RSUs”) to certain members of our management. Upon vesting, each Performance RSU gives the eligible employee the right to receive one existing Ordinary Share. The Performance RSUs have a vesting period of five years or ten years. The shares resulting from the vesting of the Performance RSUs will only be delivered provided a performance test is met by the company. Specific forfeiture rules apply if the employee leaves the company before the vesting date or if the performance test is not achieved by a certain date. As of 1 December 2020, this program has been replaced by the Base Long-Term Restricted Stock Units Plan. See “—Share-Based Payment Plans—Other Recurring Long-Term Restricted Stock Unit Programs.”

(2)

56,946 Performance RSUs held by John Blood lapsed in 2025. The vesting of these Performance RSUs was subject, among other things, to the condition that the company met a performance test. This performance test was based on an organic EBITDA compounded annual growth rate target, which was not met.

(3)	Restricted stock units granted under the Share Based Compensation Plan. See “—Share-Based Payment Plans—Share Based Compensation Plan from 2010.”
(4)	11,233 restricted stock units held by John Blood vested on 2 March 2025, of which the market price on Euronext Brussels on the vesting date was EUR 57.64.
(5)

Restricted stock units granted under the Restricted Stock Units Program, which allowed for the offer of restricted stock units to certain employees in certain specific circumstances e.g., as a special retention incentive or to compensate for assignments of expatriates in certain countries. The restricted stock units vest after five years and in the case of termination of service before the vesting date, specific forfeiture rules apply. As of 1 December 2020, this program has been replaced by the Base Long-Term Restricted Stock Units Plan. See “—Share-Based Payment Plans—Other Recurring Long-Term Restricted Stock Unit Programs.”

(6)

482,689, 482,689, 120,671 and 241,343 restricted stock units held by Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum, respectively, vested on 25 March 2025, of which the market price on Euronext Brussels on the vesting date was EUR 57.04.

(7)

Long-term restricted stock units granted under the Base Long-Term Restricted Stock Units Program. See “—Share-Based Payment Plans—Annual Long-Term Incentives” and “—Other Recurring Long-Term Restricted Stock Unit Programs.”

(8)

17,283, 7,681, 6,400 and 6,400 restricted stock units held by Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum, respectively, vested on 14 December 2025, of which the market price on Euronext Brussels on the vesting date was EUR 54.14.

(9)

251,604, 40,563, 48,926 and 51,572 restricted stock units held by Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum, respectively, vested on 1 March 2025, of which the market price on Euronext Brussels on the vesting date was EUR 57.64.

(10

254,817, 41,560, 32,304 and 45,484 restricted stock units held by Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum, respectively, vested on 14 December 2025, of which the market price on Euronext Brussels on the vesting date was EUR 54.14.

Performance Stock Units Owned by Executives

The table below sets forth the number of performance stock units owned by the members of our Executive Committee in aggregate as of 31 December 2025.

Program	PSUs held in aggregate by our Executive Committee		Grant date	Vesting date
Annual Long-Term PSUs	0	(1)	14 December 2022	14 December 2025
Annual Long-Term PSUs	34,492		11 December 2023	11 December 2026
Annual Long-Term PSUs	136,533		16 December 2024	16 December 2027
Annual Long-Term PSUs	59,802		12 December 2025	12 December 2028

Note:

(1)

65,456, 11,920, 10,825 and 13,172 performance stock units held by Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum, respectively, vested on 14 December 2025. The relative TSR of the Company in USD over the performance period placed the Company in the third quartile of the TSR Peer Group and generated a payout of 150% in accordance with the PSU vesting scale. Hence, a resulting 98,183, 17,880, 16,237 and 19,757 shares were delivered to Michel Doukeris, David Almeida, John Blood and Fernando Tennenbaum, respectively, prior to tax withholdings. The market price on Euronext Brussels on the vesting date was EUR 54.14.

Executive Share Ownership

The Board has set a minimum threshold of shares of the company to be held at any time by the CEO at two years of base salary (gross), and at one year of base salary (gross) for the other members of the Executive Committee. Newly appointed Executive Committee members have three years to reach such threshold following the date of their appointment.

The table below sets forth, as of the most recent practicable date, the number of our shares owned by the members of the Executive Committee serving in 2025:

Name	Number of our shares held		% of our outstanding shares
Michel Doukeris – CEO	(	*)	(	*)
David Almeida	(	*)	(	*)
John Blood	(	*)	(	*)
Fernando Tennenbaum	(	*)	(	*)
TOTAL	1.84 million		<1%

Note:

(*)	Each member of our Executive Committee serving in 2025 owns less than 1% of our outstanding shares as of the most recent practicable date.

C.	BOARD PRACTICES

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

As of 31 December 2025, we employed approximately 137,000 employees as compared to approximately 144,000 as of 31 December 2024.

Overview of Employees per Business Segment

The table below sets out the number of full-time employees at the end of each relevant period in our business segments.

	As of 31 December
	2025(1)	2024(1)	2023(1)
North America	15,449	16,492	17,950
Middle Americas	43,085	45,630	48,069
South America	32,931	34,639	36,267
EMEA	19,264	19,979	21,011
Asia Pacific	20,908	21,483	24,992
Global Export and Holding Companies	5,168	5,662	6,251

Total	136,805	143,885	154,540

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

In Mexico, over 45% of our employees are union members. Our collective bargaining agreements are negotiated and executed separately for each facility or distribution center. They are periodically reviewed with the unions as mandated by Mexican Labor Law (i.e., yearly revisions of salary, benefits and salary revisions every two years).

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

Our United States organization has approximately 5,100 hourly brewery workers represented predominantly by the International Brotherhood of Teamsters, but also by other unions with respect to specific classifications of employees at certain locations. Their compensation and other terms of employment are governed by collective bargaining agreements negotiated between us and their respective unions. The collective bargaining agreement between us and the Teamsters is in effect from 1 March 2024 through 28 February 2029. Approximately 1,150 hourly employees at certain company-owned distributorships and packaging plants are also represented by the Teamsters or other unions.

E.	SHARE OWNERSHIP

For a discussion of the share ownership of our directors and executives, as well as arrangements involving our employees in our capital, see “—B. Compensation.”

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Shareholding Structure

The following table shows our shareholding structure as at 31 December 2025 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2025 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014, as amended, of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the SEC.

The first ten entities mentioned in the table act in concert (it being understood that (i) the first nine entities act in concert within the meaning of article 3, §1, 13º of the Belgian Law of 2 May 2007 on the notification of significant shareholdings, and (ii) the tenth entity acts in concert with the first nine entities within the meaning of article 3, §2 of the Belgian Law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by us and the Financial Services and Markets Authority (“FSMA”) in accordance with (a) article 6 of the Belgian Law of 2 May 2007 on the notification of significant shareholdings or (b) Regulation (EU) No 596/2014, as amended, of the European Parliament and of the Council of 16 April 2014, and (ii) notifications to the company made on a voluntary basis on or prior to 31 December 2025, in aggregate, 770,477,603 Ordinary Shares, representing 39.50% of the voting rights attached to the shares outstanding as of 31 December 2025 excluding the 68,489,754 treasury shares held by us and certain of our subsidiaries. Pursuant to our articles of association, shareholders are required to notify us as soon as the amount of securities held giving voting rights respectively exceeds or falls below a 3% threshold and a 7.5% threshold.

Major shareholders	Number of shares	% of voting rights attached to our outstanding shares held(9)
Holders of Ordinary Shares
Stichting Anheuser-Busch InBev, a stichting incorporated under Dutch law (the “Stichting”)(1)(2)	663,074,832	33.99%
EPS Participations S.à.R.L, a company incorporated under Luxembourg law, affiliated with Eugénie Patri Sébastien (EPS) S.A., its parent company(2)(3)(5) (“EPS Participations”)	67,233,331	3.45%
EPS S.A., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with BRC S.à.R.L(2)(3)(5) (“EPS”)	99,999	0.01%
BRC S.á.R.L., a company incorporated under Luxembourg law, affiliated with the Stichting that it jointly controls with EPS(2)(4) (“BRC”)	27,277,361	1.40%
Rayvax Société d’Investissements SA, a company incorporated under Belgian law (“Rayvax”)	50,000	0.00%
Fonds Verhelst SC, a company with a social purpose incorporated under Belgian law	0	0.00%
Fonds Voorzitter Verhelst SC, a company with a social purpose incorporated under Belgian law, affiliated with Fonds Verhelst SC, which controls it	6,997,665	0.36%
Stichting Fonds InBev-Baillet Latour, a stichting incorporated under Dutch law	0	0.00%

Major shareholders	Number of shares	% of voting rights attached to our outstanding shares held(9)
Fonds Baillet Latour SC, a company incorporated under Belgian law, affiliated with Stichting Fonds InBev-Baillet Latour, which controls it(6)	5,485,415	0.28%
Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids	259,000	0.01%
Holders of Restricted Shares
Altria Group, Inc.(7) (“Altria”)	125,115,417	6.41%
BEVCO Lux S.à R.L(8) (“BEVCO”)	96,862,718	4.97%

Note:

(1)

See section “—Controlling Shareholder” below. By virtue of their responsibilities as directors of the Stichting, Sabine Chalmers, Paul Cornet de Ways Ruart, Grégoire de Spoelberch, Alexandre Van Damme, Claudio Garcia, Heloisa Sicupira, Marc Lemann and Paulo Alberto Lemann may be deemed, under the rules of the SEC, to be beneficial owners of our Ordinary Shares held by the Stichting. However, each of these individuals disclaims such beneficial ownership in such capacity.

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

(4)

Max Van Hoegaerden Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto da Veiga Sicupira have disclosed to us that they control BRC and as a result, under the rules of the SEC, they are deemed to be beneficial owners of our Ordinary Shares held by BRC. By virtue of their responsibilities as current directors of BRC, Paulo Alberto Lemann, Marc Lemann, Claudio Garcia and Marcelo Cunha Ribeiro may also be deemed, under the rules of the SEC, to be the beneficial owners of our Ordinary Shares held by BRC. However, Paulo Alberto Lemann, Marc Lemann, Marcelo Cunha Ribeiro and Claudio Garcia disclaim such beneficial ownership in such capacity.

(5)	On 18 December 2013, EPS contributed to EPS Participations its certificates in the Stichting and the shares it held directly in AB InBev, except for 100,000 shares.
(6)	On 27 December 2013, Stichting Fonds InBev-Baillet Latour acquired a controlling stake in Fonds Baillet Latour.
(7)

In addition to the Restricted Shares listed above, Altria announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the combination with SAB, it purchased 11,941,937 Ordinary Shares in the Company. Altria further increased its position of Ordinary Shares in the Company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by the Stichting dated 1 November 2016. Altria subsequently converted certain of its Restricted Shares into Ordinary Shares and concurrently sold some of the converted shares, placing Altria’s position of Ordinary Shares in the Company at 34,006,520, as disclosed in the Schedule 13D beneficial ownership report filed by the Stichting dated 20 March 2024, implying an aggregate ownership of 8.15% based on the number of shares with voting rights as of 31 December 2025.

(8)

In addition to the Restricted Shares listed above, BEVCO announced in a notification made on 17 January 2017 in accordance with the Belgian Law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. BEVCO disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.28% based on the number of shares with voting rights as of 31 December 2025.

(9)

Percentages are calculated on the total number of outstanding shares as of 31 December 2025 (2,019,241,973 shares) minus the number of outstanding shares held in treasury by us and certain of our subsidiaries as of 31 December 2025 (68,489,754 Ordinary Shares). Under our articles of association, a different denominator is used for the purposes of determining the percentage of shares with voting rights in our share capital necessary for the appointment of directors. For more information on this alternative calculation, see “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Quorum and Majority Requirements—Appointment of Directors.”

U.S. Holders of Record

As a number of our shares are held in dematerialized form, we are not aware of the identity of all our shareholders. As of 31 December 2025, we had 34,006,926 registered Ordinary Shares and 125,115,701 registered Restricted Shares held by 4 record holders in the United States, representing approximately 159 million of the voting rights attached to our shares outstanding as of such date. As of 31 December 2025, we also had 106,027,992 ADSs outstanding, each representing one Ordinary Share.

Controlling Shareholder

Our controlling shareholder is the Stichting, a foundation organized under the laws of the Netherlands which represents an important part of the interests of the founding Belgian families of Interbrew (mainly represented by EPS) and the interests of the Brazilian families which were previously the controlling shareholders of Ambev (represented by BRC).

As of 31 December 2025, the Stichting owned 663,074,832 of our shares, which represented a 33.99% voting interest based on the number of our shares outstanding as of 31 December 2025, excluding the 68,489,754 treasury shares held by us and certain of our subsidiaries. The Stichting and certain other entities acting in concert (within the meaning of Article 3, 13° of the Belgian Law of 2 May 2017 on the notification of significant shareholdings and/or within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids) with it (see “—Shareholders’ Arrangements” below) held, based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian Law of 2 May 2007 on the notification of significant shareholdings and the articles of association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2025 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014, as amended, of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the SEC, in the aggregate, 39.50% of our shares based on the number of our shares outstanding on 31 December 2025, excluding the 68,489,754 treasury shares held by us and certain of our subsidiaries. As of 31 December 2025, BRC held 331,537,416 class B Stichting certificates (indirectly representing 16.99% of our shares), EPS held one class A Stichting certificate and EPS Participations held 331,537,415 class A Stichting certificates (together indirectly representing 16.99% of our shares). The Stichting is governed by its bylaws and its conditions of administration. Shares held by our major shareholders do not entitle such shareholders to different voting rights.

Shareholders’ Arrangements

The 2023 Shareholders’ Agreement

On 27 April 2023, the Stichting, EPS, EPS Participations, BRC and Rayvax entered into an Amended and Restated Shareholders’ Agreement (the “2023 Shareholders’ Agreement”). The 2023 Shareholders’ Agreement amended, restated and replaced in its entirety the Amended and Restated New Shareholders’ Agreement dated 11 April 2016 (the “2016 Shareholders’ Agreement”). The 2023 Shareholders’ Agreement primarily modified certain provisions for nominating members of our Board of Directors which were previously included in the 2016 Shareholders’ Agreement.

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

The 2023 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034 and will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, any party to the 2023 Shareholders’ Agreement notifies the others of its intention to terminate the 2023 Shareholders’ Agreement.

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

AB InBev Group and Consolidated Entities

We engage in various transactions with affiliated entities that form part of the consolidated AB InBev Group. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, indemnification, service and other agreements with affiliated entities, (iii) intercompany loans, guarantees and credit support with affiliated entities, and (iv) import and licensing agreements with affiliated entities. Such transactions between Anheuser-Busch InBev SA/NV and our subsidiaries are not disclosed in our consolidated financial statements as related party transactions because they are eliminated on consolidation. A list of our principal subsidiaries is shown in note 34 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of our interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Transactions with associates and jointly controlled entities are discussed further below.

Transactions with Directors and Executive Committee Members (Key Management Personnel)

Total compensation of our directors and Executive Committee included in our income statement for 2025 set out below can be detailed as follows:

	Year ended 31 December 2025
	Directors	Executive Committee
	(USD million)
Short-term employee benefits	2	11
Share-based payments	—	57

Total	2	68

In addition to short-term employee benefits (primarily salaries), the members of our Executive Committee were entitled to post-employment benefits. See also note 23 and note 31 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025. In addition, key management personnel are eligible for our share-based payment plan and/or our exchange of share ownership program. See also “Item 6. Directors, Senior Management and Employees—B. Compensation” and note 24 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025.

Directors’ compensation consists mainly of directors’ fees. Key management personnel did not have any significant outstanding balances with our company. During 2025, no payments were made to key management personnel except in the transactions listed below.

Other Transactions

In 2023, 2024 and 2025, our subsidiary Bavaria SA, along with other subsidiaries in Middle Americas, entered into transactions for approximately COP 277.4 billion (USD 64.6 million), COP 457.3 billion (USD 112.0 million) and COP 400.4 billion (USD 98 million), respectively, for lease agreements, acquisition of natural gas and the sale of malt-based beverages and beer with companies of which Alejandro Santo Domingo, a member of our Board of Directors, is chair or member of the board of directors or part of the controlling shareholder group.

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

Transactions with Associates

Our transactions with associates were as follows:

Year ended 31 December 2025
(USD million)
Gross profit	19
Current assets	102
Current liabilities	13

Our transactions with associates primarily consist of sales to distributors in which we have a non-controlling interest.

Transactions with Pension Plans

Our transactions with pension plans mainly consisted of USD 12 million other expense to pension plans in the United States.

Transactions with Government-Related Entities

We have no material transactions with government-related entities.

Ambev Special Goodwill Reserve

As a result of the merger of InBev Brasil into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of the Normative Ruling No. 319/99 of the CVM (Comissão de Valores Mobiliarios, the Securities and Exchange Commission of Brazil) (as superseded by article 11of CVM Resolution 78/22). Such amortization was carried out in the ten years following the merger. As permitted by CVM Resolution 78/22, the Protocol and Justification of the Merger, entered into between us, Ambev and InBev Brasil on 7 July 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized in Ambev for the benefit of us, with the remaining 30% being capitalized in Ambev without the issuance of new shares for the benefit of all shareholders. From 2005 to 2014, pursuant to the Protocol and Justification of the Merger, Ambev carried out, with shareholders’ approval, capital increases through the partial capitalization of the goodwill premium reserve. Accordingly, from 2005 to 2014, two wholly owned subsidiaries of Anheuser-Busch InBev (which hold our interest in Ambev) annually subscribed to Ambev shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed to shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalized without issuance of new shares for the benefit of all Ambev shareholders. The Protocol and Justification of the Merger also provides, among other matters, that we shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

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

Consolidated Financial Statements

See “Item 18. Financial Statements.” For a discussion of our export sales, see “Item 5. Operating and Financial Review.”

Legal and Arbitration Proceedings

Litigation is subject to uncertainty and we and each of our subsidiaries named as a defendant believe, and have so been advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so. Except as set forth herein, there have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened against us or our subsidiaries of which we are aware) during the period between 1 January 2025 and the date of this Form 20-F which may have, or have had in the recent past, significant effects on our financial position and profitability.

Anheuser-Busch InBev SA/NV

Budweiser Trademark Litigation

We are involved in a long-standing trademark dispute with the brewer Budejovicky Budvar, n.p. located in Ceske Budejovice, Czech Republic. This dispute involves the BUD and BUDWEISER trademarks and includes actions pending in national trademark offices as well as courts. Currently there are more than 55 cases pending affecting over 40 countries. While there are a significant number of actions pending, taken in the aggregate, the actions do not represent a material risk to our financial position or profitability.

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

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in our favor and have refused the actual tax exemption which it confers. We filed a court claim against such decision before the Brussels court of first instance, which ruled in our favor on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments. On 11 June 2025, the Brussels Court of Appeal rendered a judgment in our favor for calendar years 2011 and 2012 in one of the claims, which was not appealed and is now final. Other claims for the calendar years in question, 2011-2015, remain outstanding on appeal.

On 24 January 2019, we deposited EUR 68 million (USD 80 million) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, we recognized a provision of EUR 68 million (USD 80 million) in 2020.

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

Ambev and Its Subsidiaries

Tax Matters

In 2017, Ambev decided to participate in the Federal Tax Amnesty Program established by Provisional Measure No. 783/2017, converted into Law No. 13,496/2017 (“PERT 2017”), undertaking to pay tax assessments that were in dispute under administrative or judicial level, including debts from its subsidiaries, in the total amount of R$3.5 billion (USD 1.1 billion) (already considering discounts established by the program). The total amount paid in 2017 was approximately R$1.0 billion (USD 0.2 billion), with the balance to be paid in 145 monthly installments, with interest, starting in January 2018. The terms of PERT 2017 were renegotiated in 2025 as described below resulting in an exceptional tax income of USD 66 million for the Company.

In September 2025, CRBS S.A (“CRBS”), a subsidiary of Ambev, was granted a partial reversal of the liability related to PERT 2017, resulting from the Brazilian Federal Tax Authorities’ (Receita Federal do Brasil) (“RFB”) application of Article 14 of Law No. 14,689/2023 to a portion of the tax debt included in the amnesty program, leading to the recovery of expenses recognized in prior periods. Article 14 of Law No. 14,689/2023 renders unenforceable tax penalties applied in tax assessments that exceed one hundred percent (100%) of the related tax debt — which has been declared unconstitutional by the Brazilian Supreme Court — as well as the related interest charges. The total reduction in the liability amounted to R$0.6 billion (USD 0.1 billion).

CRBS will continue to pay the remaining balance in installments as established and revised by the RFB. All installments due to date have been paid by CRBS.

Despite Ambev’s participation in the Federal Tax Amnesty Program, Ambev could be subject to tax audits for subsequent periods, which may lead to tax challenges by the relevant authorities on similar claims. In addition, if Ambev is delinquent in its payments under the Federal Tax Amnesty Program or is otherwise unable to pay as scheduled, it may be barred from participating in the Federal Tax Amnesty Program and/or other similar programs.

ICMS Value-Added Tax, IPI Excise Tax (Imposto sobre Produtos Industrializados – “IPI”) and Social Contributions on Gross Revenues (PIS and COFINS)

Manaus Free Trade Zone – IPI / PIS and COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone (“MFTZ”) intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI Excise Tax and PIS and COFINS. With respect to IPI Excise Tax, Ambev’s subsidiaries have been registering IPI Excise Tax presumed credits upon the acquisition of exempted goods manufactured therein, and since 2009, have been receiving a number of tax assessments and denials of offset requests from the RFB relating to the disallowance of such credits.

In April 2019, the Brazilian Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effect, recognizing the right of taxpayers to register IPI Excise Tax presumed credits on acquisitions of raw materials and exempted inputs originating from the MFTZ. As a result of this decision, Ambev reclassified part of the amounts related to the IPI Excise Tax cases to remote loss. Other issues related to additional discussions that were not included in the analysis of the STF, such as discussions related to the applicable tariff code for concentrate units, remains classified as possible loss. The cases are being challenged at both the administrative and judicial levels.

Ambev, through its subsidiary Arosuco, has also received tax assessments from the RFB in relation to PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev.

In April 2024, the Lower Administrative Court rendered an unfavorable decision to Arosuco regarding the PIS/COFINS case, by a casting vote. After receiving notification of the judgment, Arosuco filed a lawsuit to have the dispute decided at the judicial level, which is pending decision.

Ambev management estimates the possible losses related to these proceedings to be approximately R$7.3 billion (USD 1.3 billion) as of 31 December 2025. Ambev has not recorded any provisions for this matter.

IPI Excise Tax Suspension

In 2014 and 2015, Ambev received tax assessments from the RFB relating to IPI Excise Tax, allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In July 2022, Ambev received the first judicial decision on this matter which was unfavorable to Ambev, and filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first-level decision. As requested by Ambev, the Federal Court also ordered the production of technical evidence allowing Ambev to demonstrate the proper collection of IPI Excise Tax. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court.

In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter and ordered a tax audit to determine the amount of the tax already effectively paid. In January 2024, Ambev was notified of the results of the tax audit, which were partially favorable to Ambev, reducing the amount allegedly owed by Ambev by 98%. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. In December 2024, the case was judged unfavorably to Ambev, and is pending appeal.

Ambev management estimates the possible loss related to these assessments to be approximately R$1.3 billion (USD 0.2 billion) as of 31 December 2025. Ambev has not recorded any provisions for this matter.

ICMS-ST Trigger

Over the years, Ambev has been receiving tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

In February 2025, the STF rendered its judgment on a separate constitutional case, Extraordinary Appeal No. 882,461 (“Theme 816”), which in part established a 20% limit for late fines. This limit established by Theme 816 applies to certain of Ambev’s cases relating to these tax assessments, resulting in a reclassification of the risk of loss from possible to remote in the approximate amount of R$0.8 billion (USD 0.2 billion).

In July 2025, Law No. 25,378/2025 of the state of Minas Gerais, which limits the application of isolated fines to a maximum of 50% of the tax due, was enacted. This law is applicable to certain of Ambev’s cases relating to these tax assessments, and resulted in a reclassification of the risk of loss from possible to remote in the approximate amount of R$1.0 billion (USD 0.2 billion).

In November 2025, Ambev received new tax claims from the State of Maranhão in the amount of approximately R$1.4 billion (USD 0.3 billion).

Ambev management estimates the total possible loss related to this issue to be approximately R$12 billion (USD 2.2 billion) as of 31 December 2025. Ambev has not recorded any provisions for this matter.

ICMS-PRODEPE

Over the years, Ambev has received some tax assessments in relation to the ICMS tax incentive program of the State of Pernambuco (PRODEPE). In 2015, Ambev received tax assessments from the state regarding alleged differences in the ICMS tax collected relating to the rectification of errors in a handful of ancillary obligations included in Ambev’s tax filing. In 2017, Ambev received a final favorable decision recognizing the tax assessments were null due to formal errors. In September 2018, Ambev received a new tax assessment relating to the same ICMS differences. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev appealed to the judicial level in March 2024 where it awaits judgment. Lastly, there are other cases being challenged at both the administrative and judicial levels.

Ambev management estimates the total possible loss related to this issue to be approximately R$0.9 billion (USD 0.2 billion) as of 31 December 2025. Ambev has not recorded any provisions for this matter.

ICMS Tax Credits

In 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the MFTZ. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the Lower Administrative Court, which was amended by the Upper Administrative Court in favor of the tax authorities. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the Lower Administrative Court. In two of these cases, Ambev received an unfavorable decision from the Lower Administrative Court, which are not final and have been appealed to the Upper Administrative Court.

Ambev management estimates the possible losses related to these assessments to be approximately R$0.9 billion (USD 0.2 billion) as of 31 December 2025. Ambev has not recorded any provisions for this matter.

PIS/COFINS Bonus Over Products

Since 2015, Ambev has received tax assessments issued by the RFB relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. Most of the cases were cancelled at the administrative level with one case being tried at the judicial level. Following an unfavorable decision to Ambev at the first-level judicial court, the case is now pending decision by the second-level judicial court.

Ambev management estimates the possible loss related to these assessments to be approximately R$0.6 billion (USD 0.1 billion) as of 31 December 2025. Ambev has not recorded any provisions for this matter.

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

In November 2024, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2019 and filed a defense, the outcome of which was partially favorable to Ambev. Ambev has filed an appeal to the Lower Administrative Court which is awaiting judgment.

In December 2025, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2020 and filed an appeal with the First-Level Administrative Court, which is awaiting judgment.

In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the assessed tax claim, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately R$8.0 billion (USD 1.5 billion). Ambev has not recorded any provisions for this matter.

Ambev continued to apply this uncertain tax position as per IFRIC 23, impacting subsequent calendar years following those assessed (2021-2025). In the event Ambev is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such discussions would be consistent with previously assessed periods.

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

In February 2024, the Lower Administrative Court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction, which was appealed by the tax authorities and confirmed by the Administrative Council of Tax Appeals (“CARF”) in August 2025. The remaining unfavorable portion of the decision concerns approximately R$100 million (USD 18 million) and relates to the claim regarding a difference in the methodology for calculating the benefit. Due to the confirmation of the favorable portion of the decision, there has been a reduction in the possible contingency of approximately R$2.8 billion (USD 0.5 billion).

The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately R$192 million (USD 35 million). Ambev has not recorded any provisions for this matter.

This uncertain tax position, as per IFRIC 23, continued to be applied by Arosuco impacting calendar years following those assessed (2019-2025) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In the event Arosuco is questioned on this matter for future periods, and on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the previously assessed periods.

Special Goodwill Reserve

Goodwill—InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the merger of InBev Holding Brasil S.A. with Ambev referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev Special Goodwill Reserve.” At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of administrative courts and requested injunctions to suspend the enforceability of the remaining assessed tax claim, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions from the first-level administrative court and the Lower Administrative Court. Ambev and the tax authorities both filed Special Appeals, which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining assessed tax claim, which was granted.

In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment which was subject to the Special Appeals filed by Ambev and the tax authorities. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment at the first-level judicial court.

The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately R$7.7 billion (USD 1.4 billion) and Ambev has not recorded any provisions for this matter. In the event Ambev is required to pay these amounts, we will reimburse Ambev in the amount proportional to the benefit received by us pursuant to the merger protocol as well as the related costs.

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

The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately R$1.6 billion (USD 0.3 billion). Ambev has not recorded any provisions for this matter.

Goodwill—CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In February 2024, Ambev withdrew the Special Appeals and as a result, the Lower Administrative Court’s initial partially favorable decision prevailed. Ambev filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining assessed tax claim, which were granted.

In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the first-level administrative court, which Ambev appealed to the Lower Administrative Court. In August 2024, Ambev received a favorable decision from the Lower Administrative Court. The decision is not final and is subject to review by the Upper Administrative Court.

The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately R$1.0 billion (USD 0.2 billion). Ambev has not recorded any provisions for this matter.

Goodwill—MAG

In December 2022, CRBS received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados with and into CRBS. CRBS filed a defense in January 2023. In November 2023, CRBS received a partially favorable decision from the first-level administrative court that reduced the qualified penalty applied to 100% (instead of 150% as initially charged). CRBS appealed against the unfavorable portion of the decision. In October 2025, the Lower Administrative Court rendered an unfavorable decision to CRBS by a tie-vote, confirming the disallowance of goodwill amortization but limiting the applicable penalty to 75%. This decision is not final and is subject to review by the Upper Administrative Court.

The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately R$0.3 billion (USD 0.1 billion). Ambev has not recorded any provisions for this matter.

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

For the assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions at the Upper Administrative Court in three out of four tax assessments and filed an appeal to the first-level judicial court in November 2023, which awaits judgment. In July 2024, the Lower Administrative Court rendered a favorable decision to Ambev in one case related to the 2012 calendar year, but also rendered an unfavorable decision related to evidentiary formalities in a separate case discussing the offset of foreign tax credits for the same calendar year. Ambev has filed an appeal with the judicial court.

In January 2025, Ambev received new tax assessments from the RFB challenging the offsets of foreign tax credits for the 2019 calendar year for which it filed a defense. In September 2025, Ambev received an unfavorable decision and appealed to the Lower Administrative Court.

The other cases are still awaiting final decisions at both administrative and judicial courts.

In connection with the disallowance of tax paid abroad, the RFB filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev has received tax assessments charging such fines for calendar years 2015 to 2020. For the tax assessments related to the periods of 2016, 2018 and 2019, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. For the tax assessments related to the periods of 2015 and 2017, Ambev received (i) an unfavorable decision by the Lower Administrative Court for the case related to the 2015 tax period in August 2024, which was confirmed by the Upper Administrative Court in August 2025 and appealed to the judicial level by Ambev; and (ii) a favorable decision for the case related to the 2017 tax period in August 2024, for which the tax authorities have filed an appeal to the Upper Administrative Court.

The tax assessment charging isolated fine for calendar year 2020 was received in October 2025 and Ambev has filed a defense with the first-level administrative court.

The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately R$19.1 billion (USD 3.5 billion). Ambev has not recorded any provisions for this matter.

In February 2026, Ambev received new tax assessments from the RFB challenging the offsets of foreign tax credits for the 2018 calendar year, concerning approximately R$1.0 billion (USD 0.2 billion). Ambev intends to present its defense before the first-level administrative court.

Ambev has continued to take the same deductions for the calendar years following the assessed periods (2020 to 2025). Therefore, if Ambev receives similar tax assessments for these periods, Ambev management believes the outcome would be consistent with the already assessed periods.

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

In March 2019, Arosuco received a new tax assessment regarding the same subject matter and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Lower Administrative Court. In February 2024, Arosuco received a favorable decision, which was appealed by the tax authorities to the Upper Administrative Court. In September 2025, the Upper Administrative Court rendered an unfavorable decision to Arosuco, which upheld the tax authorities’ arguments and remanded the case to the Lower Administrative Court.

The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately R$0.6 billion (USD 0.1 billion). Arosuco has not recorded any provisions for this matter.

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

As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the RFB related to the interest on capital (“IOC”) deduction in calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.

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

With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained an unfavorable decision at the Lower Administrative Court on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, the favorable portion of the decision became final, and Ambev appealed the unfavorable portion to the Lower Administrative Court. The Lower Administrative Court did not accept the appeal, and in October 2025, Ambev filed appeals (i) to the Upper Administrative Court, with respect to the main merits of the assessment and (ii) to the judicial courts on a specific portion of the 2015 assessment. In December 2025, Ambev received an unfavorable decision from the first-level judicial court that did not analyze the merits of the specific portion of the 2015 assessment as the court determined it would also involve the main merits. Ambev will continue to pursue the matter in judicial courts.

The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately R$30.8 billion (USD 5.6 billion). Ambev has not recorded any provisions for this matter.

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

Tax Fines on Brazilian Corporate Income Tax Ancillary Obligation

Since 2021, Ambev has been receiving tax assessments charging penalties related to the preparation of Brazilian Corporate Income Tax Ancillary Obligation with allegedly inaccurate, incorrect, or omitted information. Ambev has three assessments on this matter, involving calendar years 2018, 2019 and 2020.

For calendar year 2018, Ambev received a partially favorable decision from the first-level administrative court and filed an appeal against the unfavorable portion with the Lower Administrative Court, which is pending judgment.

In November 2024, Ambev received a tax assessment for calendar year 2019 and received an unfavorable decision from the first-level administrative court. Ambev filed an appeal with the Lower-Administrative Court, which is pending judgment.

In December 2025, Ambev received a tax assessment for calendar year 2020 and filed a defense with the first-level administrative court.

Ambev management estimates the possible loss related to these assessments to be approximately R$1.0 billion (USD 0.2 billion) as of 31 December 2025. Ambev has not recorded any provisions for this matter.

Labor Matters

Ambev is involved in more than 17,000 labor claims. Most of the labor claims facing Ambev relate to its Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of 31 December 2025, Ambev has made provisions totaling R$217 million (USD 39 million) in connection with the above labor claims involving former, current and outsourced employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss. As of December 31, 2025, Ambev was party to labor claims with a total estimated possible risk of loss of R$129 million (USD 23 million).

In connection with these labor matters, Ambev is also involved in claims regarding the social security charges on payroll. Ambev management estimates the possible losses related to these claims to be approximately R$385 million (USD 70 million) as of 31 December 2025. Ambev has recorded provisions of R$99 million (USD 18 million) for these matters.

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

In addition, the Brazilian Ministry of Labor (the “Ministry of Labor”) issued infraction notices against Sider, Ambev and the third-party competitor. These infraction notices were confirmed by the administrative authority in 2024 and, as a result, Ambev no longer has any means to appeal or dispute these infractions at an administrative level. Notwithstanding, Ambev continues to dispute any involvement in the alleged facts underlying these labor claims and, to this end, Ambev is seeking judicial relief to declare the administrative acts void. Additionally, Ambev sought injunctive relief in order to suspend Ambev’s inclusion in the Brazilian register of employers (Cadastro de Empregadores) that have subjected workers to poor working conditions (“Register of Employers”), under the terms of Brazilian Interministerial Ordinance MTPS/MMIRDH No. 4/2016. The injunction requested by Ambev was granted by the court in February 2024. In April 2025, the lower court issued a favorable decision for Ambev, rendering the infraction notices null and void, and prohibiting Ambev’s inclusion in the Register of Employers and the collection of any fines. This decision was upheld by the appellate court in February 2026. The appellate court’s decision remains subject to further appeal to the Superior Courts. As a result, the collection of fines in the amount of approximately R$50,000 (plus any interest and monetary adjustments) as well as the inclusion of Ambev in the Register of Employers is currently suspended. Ambev’s inclusion in the Register of Employers may result in several adverse consequences, including, among others (i) reputational harm, (ii) restrictions on Ambev’s ability to obtain financing through state-owned banks’ credit lines and (iii) potential adverse risk assessments by private banks and other parties, which could, among other effects, negatively affect Ambev’s ability to access financing in the future. As of 31 December 2025, Ambev did not record any provisions for this matter.

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

Civil Matters

As of 31 December 2025, Ambev was involved in more than 2,567 civil claims pending, including third-party distributors and product-related claims. Ambev has established provisions totaling R$0.3 billion (USD 0.1 billion) reflecting applicable adjustments, such as accrued interest, as of 31 December 2025 in connection with civil claims. As of December 31, 2025, Ambev was party to civil claims with a total estimated possible risk of loss of R$1.0 billion (USD 0.2 billion).

Lawsuit against the Brazilian Beer Industry

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (USD 0.5 billion) (of which approximately R$2.1 billion (USD 0.4 billion) are claimed against Ambev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcohol beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, cause damage to society and encourage underage consumption.

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

South Korean Tax Matters

During the year ended 31 December 2023, Oriental Brewery Co., Ltd. (“OB”), a South Korean subsidiary of AB InBev, recorded a USD 66 million exceptional charge relating to a customs audit claim. During the year ended 31 December 2025, OB recorded a USD 20 million exceptional charge related to these customs audit claims for the remaining audit periods. Accordingly, the aggregate amount of exceptional charges related to such claims was USD 86 million as of 31 December 2025. The claims are being contested. OB is also being audited by the Korean National Tax Service for the five-year period ending 2024 as part of a regular course audit.

In the second quarter of 2025, one of OB’s employees was indicted in South Korea for embezzlement from OB and commercial bribery, and for alleged customs tax evasion related to the importation of malt covered in the 2023 customs duties audit claim. OB, OB’s subsidiary ZX Ventures, OB’s head of logistics and OB’s chief executive officer were also indicted as joint defendants for the allegation of customs tax evasion. OB and the joint defendants are defending against the customs tax evasion charges. The potential penalty exposure is not expected to be material to AB InBev.

Cerbuco Brewing Arbitration

Cerbuco, a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture. On October 24, 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the second phase of the arbitration relating to quantification of damages is ongoing. In May 2025, Cerbuco was notified of a lawsuit by Coralsa (its joint venture partner) in Paris seeking annulment of the arbitration award. This new case is ongoing, and no decision has yet been made on it. The outcome of both proceedings may affect Ambev’s ability to continue consolidating Bucanero into its financial statements under IFRS 10.

Proposed class action in Quebec

Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcohol beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not been authorized by the Superior Court.

Tanzania Breweries Limited

Tanzania Breweries Limited (“TBL”), our subsidiary in Tanzania, received a tax assessment for TSh 850 billion (USD 0.3 billion) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board with a hearing date initially scheduled for June 2025, which has been postponed. No related provision has been made.

The South African Breweries (Pty) Ltd.

The South African Revenue Service (“SARS”) conducted an audit of our South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA and the related subscription for shares in CCBA by subsidiaries of The Coca-Cola Company (“TCCC”). The assessment claimed that SAB owed ZAR 6.4 billion (USD 0.4 billion) in taxes plus penalties and interest, which as at the time of assessment totaled ZAR 17.7 billion (USD 1.0 billion). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA notified SAB that CCBA had received an assessment from SARS for ZAR 8.9 billion (USD 0.5 billion). Both of these assessments were contested. Both disputes have been resolved and SAB has paid ZAR 4.5 billion (USD 0.3 billion) in respect of these South African tax matters to SARS.

Union de Cervecerias Peruanas Backus & Johnston and Cerveceria San Juan S.A.

Our Peruvian majority owned subsidiaries, Union de Cervecerias Peruanas Backus & Johnston (“Backus”) and Cerveceria San Juan S.A (“San Juan”), challenged the amount of excise tax paid to the Peru tax authority (“SUNAT”) for the years 2014 to 2019. SUNAT initiated tax audits for the periods involved, rejected the refund claims and assessed further excise taxes for the period of 2017 to 2019. If Backus and San Juan are successful, no excise tax would ultimately be payable and the claim could result in the refund of approximately 3.0 billion Peruvian sol (USD 0.9 billion). If unsuccessful, management estimates the possible loss to be approximately 2.1 billion Peruvian sol (USD 0.6 billion). Backus and San Juan have pre-paid a portion of the amounts assessed, 0.5 billion Peruvian sol (USD 0.1 billion), pending outcome of the challenge and any appeal(s). In November 2024, Backus and its main UK shareholder submitted an arbitration request to the International Centre for Settlement of Investment Disputes (“ICSID”), against Peru, claiming that the tax assessments violated international law. In June 2025, the arbitral tribunal issued a provisional measure pursuant to which Backus, San Juan, and AB InBev Southern Investment Ltd shall not be required to make any further payments until the tribunal has issued its final decision. No related provision has been made for this matter.

Dividend Policy

Our current dividend policy is to declare a dividend representing in aggregate at least 25% of our consolidated profit attributable to our equity holders, excluding exceptional items, such as restructuring charges, gains or losses on business disposals and impairment charges, subject to applicable legal provisions relating to distributable profit. On 11 February 2026, our Board proposed a dividend of EUR 1.00 per share, subject to shareholder approval at our annual general meeting on 29 April 2026. Combined with an interim dividend of EUR 0.15 per share paid in November 2025, the full year dividend for 2025 would be EUR 1.15 per share. In line with our financial discipline and deleveraging objectives, the recommended final dividend balances our capital allocation priorities and dividend policy while returning cash to shareholders.

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

Each of our shares is entitled to one vote except for shares owned by us, or by any of our direct subsidiaries, the voting rights of which are suspended. Shares held by our main shareholders do not entitle such shareholders to different voting rights. Our Restricted Shares are unlisted and not admitted to trading on any stock exchange. Since 11 October 2021, the Restricted Shares are convertible at the election of the holder into new Ordinary Shares on a one-for-one basis and they rank equally with the Ordinary Shares with respect to dividends and voting rights. As of 31 December 2025, of the 326 million Restricted Shares issued at the time of the combination with SAB, 103,957,838 Restricted Shares have been converted into new Ordinary Shares.

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

As of December 2025, Euronext’s regulated exchanges in Belgium, France, Ireland, Italy, the Netherlands, Norway, and Portugal host nearly 1,700 listed issuers with around €6.7 trillion in market capitalisation, a strong blue-chip franchise and the largest global centre for debt and fund listings. With a diverse domestic and international client base, Euronext handles 25% of European lit equity trading. Its products include equities, FX, ETFs, bonds, derivatives, commodities and indices.

Trading Platform and Market Structure. Euronext operates seven markets in Belgium, France, Ireland, Italy, the Netherlands, Norway and Portugal, all of which are subject to the Markets in Financial Instruments Directive (Directive 2004/39/EC of 21 April 2004 of the European Parliament, as amended). Trading on Euronext is governed both by a single harmonized rulebook for trading on each of Euronext’s markets and by non-harmonized Euronext Rulebooks containing a few local exchange-specific rules. Euronext’s trading rules provide for an order-driven market using an open electronic central order book for each traded security, various order types and automatic order matching and a guarantee of full anonymity both for orders and trades. In November 2025, Euronext acquired a majority stake in the Athens Stock Exchange (ATHEX), expanding its footprint.

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

A copy of our articles of association dated 2 January 2026 has been filed as Exhibit 1.1 to this Form 20-F.

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

Amendments to Articles of Association

On 2 January 2026, our Articles of Association were amended to update the number of Restricted Shares that remained outstanding as of 31 December 2025.

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

Form and Transferability of Our Shares

Our share capital is represented by 2,019,241,973 shares. There are two classes of shares: all shares are Ordinary Shares, except for the Restricted Shares which were issued as part of the combination with SAB. Since 11 October 2021, the Restricted Shares are convertible at the election of their holders into new Ordinary Shares on a one-for-one basis. Following conversion requests made until 31 December 2025, as of 1 January 2026, 222,041,979 Restricted Shares remain outstanding, compared to 1,797,199,994 Ordinary Shares outstanding on such date, representing 11.00% and 89.00% of the share capital of the Company, respectively.

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

The convening notice to the upcoming annual shareholders’ meeting to be held on 29 April 2026 will be published on 27 March 2026 and will contain further information on the format of the meeting and modalities for participation.

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

Notices for our shareholders’ meetings will be sent 30 days prior to the date of our shareholders’ meetings to the holders of our registered shares and to our directors and our statutory auditor.

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

The percentage of shares with voting rights in our share capital necessary for the appointment of directors as described in this section is determined 120 days before our annual shareholders’ meeting, i.e. 30 December 2025 for the meeting to be held on 29 April 2026. For purposes of this calculation, the denominator is determined in accordance with rules set out in article 20 of our articles of association, which excludes certain shares which have been disposed of by us from treasury since the completion of the combination with SAB.

In respect of our 2026 annual shareholders’ meeting, the Restricted Shareholders, together with their affiliates and/or any of their successors and/or successors’ affiliates, held in aggregate 262,049,970 shares with voting rights, representing 13.82% of shares with voting rights in our share capital determined in accordance with the foregoing.

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

The Tax Matters Agreement is filed as Exhibit 4.17 to this Form 20-F.

Registration Rights Agreement

On 10 October 2016, we entered into a registration rights agreement (the “Registration Rights Agreement”) with Altria and BEVCO, pursuant to which we are required to, in certain circumstances, register for resale under the Securities Act all registrable shares held by Restricted Shareholders (which as of 31 December 2025, represent approximately 11.38% of our outstanding shares (excluding treasury shares)) any time after 10 October 2021, the fifth anniversary of the completion of the combination with SAB, at which point, the Restricted Shares became eligible for conversion into Ordinary Shares at the option of the Restricted Shareholder. We are also required to file with the SEC a shelf registration statement relating to such registrable shares pursuant to Rule 415 under the Securities Act at the request of Restricted Shareholders holding, in aggregate, at least the lesser of USD 2.5 billion of our equity securities by market value and 1.5% of our outstanding share capital. We will be responsible for bearing the costs and expenses of each such registration.

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

The consent decree will expire on 20 July 2026 (ten years after the U.S. Department of Justice filed its complaint). Our compliance with the consent decree is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by it. The terms of the consent decree are reflected in the modified final judgment which is filed as Exhibit 4.20 to this Form 20-F.

Sustainability Linked Revolving Credit Facility

On 18 February 2021, we announced the successful signing of a new USD 10.1 billion Sustainability Linked Revolving Credit Facility, which replaced our existing USD 9.0 billion revolving facility. The SLL Revolving Facility had an initial five-year term, which could be extended by an additional two years. Effective as of 17 March 2022, we exercised the first of our two options to extend the maturity of the facility until February 2027. Subsequently, with effect from 8 September 2023, we exercised the second of our two options to further extend the maturity of the facility until February 2028 with total commitments of USD 9.75 billion for the period from February 2027 to February 2028. The facility incorporates a pricing mechanism that incentivized improvement in the following four key performance areas that were aligned with and contributed to our 2025 Sustainability Goals:

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

Dividends paid or attributed to non-resident individuals who do not use our shares or ADSs in the exercise of a professional activity may be exempt from non-resident individual income tax up to the amount of EUR 859 (for income year 2025). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares or ADSs, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 859 (for income year 2025) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on 31 December of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 859 (for income year 2025) is reached (and hence not only the amount of dividends paid or attributed on our shares or ADSs). A withholding tax exemption will apply on dividends paid by us to a company that is a resident of the United States, provided that: (i) the U.S. company beneficially owns the dividends and is subject to U.S. corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary U.S. corporate income tax regime, (ii) the U.S. company has a legal form similar to the ones listed in the Annex to the European Union Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU) (“EU Parent-Subsidiary Directive”), as amended from time to time; (iii) the U.S. company owns, on the date the dividend is payable or attributable, a participation representing less than 10% of our capital but with an acquisition value of at least EUR 2,500,000; (iv) the U.S. company holds our shares or ADSs in full legal ownership for an uninterrupted period of at least one year; and (v) the U.S. company submits an affidavit to us or our paying agent (see below). The withholding tax exemption only applies to the extent that the withholding tax, which would be due in the absence of said exemption, is in principle not creditable or refundable in the hands of the U.S. resident company. Furthermore, if the dividend recipient is not a small company under the Belgian Companies and Associations Code, the shares represented by the ADSs must have the nature of financial fixed assets. A company is not a small company under the Belgian Companies and Associations Code if the company meets at least two of the following three criteria in two consecutive preceding financial years or fails to fall below at least two of the following three criteria for two consecutive financial years: (i) an average of 50 full-time employees on annual basis; (ii) balance total of EUR 6,000,000; and (iii) annual net turnover, excluding VAT, of EUR 11,250,000.

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

In order to benefit from the above withholding tax exemption, the U.S. resident company must provide us or our paying agent with an affidavit confirming the following points: (i) the U.S. company has a legal form similar to the ones listed in the Annex to the EU Parent-Subsidiary Directive, as amended from time to time; (ii) the U.S. company is subject to U.S. corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary U.S. corporate income tax regime; (iii) the acquisition value of the participation amounts to at least EUR 2,500,000 (but representing less than 10% of our capital) and, if the U.S. resident company is not a small company, that the shares represented by the ADSs have the nature of financial fixed assets; (iv) the dividends relate to our shares or ADSs which the U.S. company holds or has held in full legal ownership for an uninterrupted period of at least one year; (v) to which extent the Belgian withholding tax, which would be due in the absence of said exemption, is in principle creditable or refundable in the hands of the U.S. company according to the legal provisions in force on December 31 of the year preceding the year of the payment or attribution of the dividends; and (vi) the full name, legal form, address and, if applicable, the fiscal identification number of the U.S. company.

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

Legislation relating to the taxation of capital gains in the hands of Belgian resident private individuals and non-profit legal entities has been announced by the Belgian government but remains subject to parliamentary approval. Capital gains realised by Belgian non-residents are not in scope based on the proposed legislation, as currently drafted.

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

On 29 July 2025, a new anti-abuse provision was established regarding the Belgian Tax on Securities Accounts, which consists of a refutable presumption of abuse and an information duty (in principle for the financial intermediary) in the case of certain conversions or transfers regarding securities deposited in a securities account.

In November 2025, the Belgian Government announced that the rate of Belgian tax on securities accounts will be increased from 0.15% to 0.3%, but draft legislation to implement this change has not yet been submitted to the Belgian Parliament.

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration in Belgium of our existing shares or ADSs through a professional intermediary established in Belgium on the secondary market (so-called “secondary market transactions”). The tax on stock exchange transactions is not due upon the issuance of the New Shares (primary market transactions). The applicable rate amounts to 0.35% of the consideration paid, but with a cap of EUR 1,600 (USD 1,798) per transaction and per party. Such tax is separately due by each party to the transaction, and each of those is collected by the professional intermediary.

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

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Brussels (Belgium), where they are available to the public. A copy of the articles of association dated 2 January 2026 has been filed as Exhibit 1.1 to this Form 20-F, and is also available on our website under https://www.ab-inbev.com/investors/corporate-governance.

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

Please refer to note 27 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks.

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

As of 31 December 2025, we have substantially locked in our anticipated exposures related to firm commitments and forecasted transactions for 2026 for the most important currency pairs such as USD/Brazilian real, USD/Mexican peso and USD/Colombian peso. Some exposures in certain countries had been either mostly or partially covered due to the fact that hedging can be limited in such countries as the local foreign exchange market prevents us from hedging at a reasonable cost. Open positions can also be the result of our risk management policy.

We use a sensitivity analysis to estimate the impact in our consolidated income statement and other comprehensive income of a strengthening or a weakening of the U.S. dollar against the other group currencies. In case the open positions remain unchanged and with all other variables held constant, a 10% strengthening or weakening of the closing rate of the U.S. dollar against other currencies could lead to an estimated decrease/increase of the consolidated profit before tax of approximately USD 91 million over the next 12 months. Applying a similar sensitivity on the total derivatives positions could lead to a negative/positive pre-tax impact on equity reserves of USD 516 million. The results of the sensitivity analysis should not be considered as projections of likely future events, as the gains or losses from exchange rates in the future may differ due to developments in the global financial markets.

Foreign exchange rates have been subject to significant volatility in the recent past and may be again in the future. See note 27 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 for details of the above sensitivity analysis, a fuller quantitative and qualitative discussion on the foreign currency risks to which we are subject and our policies with respect to managing those risks.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate interest-bearing financial liabilities. As of 31 December 2025, after certain hedging and fair value adjustments, USD 1.5 billion, or 2%, of our interest-bearing financial liabilities (which include bonds, loans, lease liabilities and bank overdrafts) bore a variable interest rate. We apply a dynamic interest rate hedging approach where the target mix between fixed and floating rate is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy. From time to time, we enter into interest rate swap agreements and forward rate agreements to manage our interest rate risk, and also enter into cross-currency interest rate swap agreements to manage both our foreign currency risk and interest rate risk.

We have performed a sensitivity analysis in relation to our exposure to interest rates for the floating rate debt after hedging, assuming the amount of liability outstanding at reporting date was outstanding for the whole year (see note 27 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025). The company estimates that an increase or decrease of 100 basis points represents a reasonably possible change in applicable interest rates. Accordingly, if interest rates had been higher/lower by 100 basis points, with all other variables held constant, the interest expense would have been USD 15 million higher/lower. This impact would have been more than offset by USD 112 million higher/lower interest income on interest-bearing financial assets. Additionally, the pre-tax impact on equity reserves from the market value of hedging instruments would not have been significant.

Interest rates have been subject to significant volatility in the recent past and may be again in the future. See note 27 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 for details of the above sensitivity analysis, a fuller quantitative and qualitative discussion on the interest rate risks to which we are subject and our policies with respect to managing those risks.

Commodity Price Risk

We have significant exposures to various commodities, including, but not limited to, aluminum, energy, corn, wheat, plastic, rice and sugar. The commodity markets have experienced and are expected to continue to experience price fluctuations. We therefore use both fixed-price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility.

As of 31 December 2025, we had the following commodity derivatives outstanding, by maturity:

	Notional
	<1 year	1-5 years	>5 years	Total	Fair Value
Commodities
Aluminum swaps	2,250	62	—	2,312	411
Other commodity derivatives	591	39	—	630	(18)

Note:

(1)	These hedges are designated in a cash flow hedge accounting relationship in accordance with IFRS 9.

See note 27 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 for a fuller quantitative and qualitative discussion on the commodity risks that we are subject to, and our policies with respect to managing those risks.

Equity Price Risk

We enter into equity swap derivatives to hedge the price risk on our shares in connection with our share-based payment programs. Furthermore, we hedge our exposure arising from shares issued in connection with the Modelo and SAB combinations (see also notes 11 and 27 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025). These derivative instruments do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss account.

As of 31 December 2025, an exposure for an equivalent of 100.5 million of our shares was hedged, resulting in a total loss of USD 213 million recognized in the income statement for the period in exceptional net finance income/(expense).

The sensitivity analysis on the equity swap derivatives, calculated based on a 24% reasonably possible volatility of our share price, and with all the other variables held constant, would show USD 1,563 million positive/negative impact on our 2025 profit before tax. The sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2025.

Other Risks

See note 27 to our audited consolidated financial statements as of 31 December 2025 and 2024, and for the three years ended 31 December 2025 for a fuller quantitative and qualitative discussion on the equity, credit and liquidity risks to which we are subject and our policies with respect to managing those risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

We are party to the Amended and Restated Deposit Agreement, dated 23 March 2018, as amended from time to time, among us, The Bank of New York Mellon, as depositary, and the owners and holders of ADSs from time to time under the Deposit Agreement. As used in this section headed “—D. American Depositary Shares,” all references to the depositary are references to The Bank of New York Mellon in its capacity as depositary under the Deposit Agreement, and all references to the “custodian” are to the principal Amsterdam office of ING Bank SA/NV in its capacity as custodian under the Deposit Agreement as appointed by the depositary.

Copies of the Deposit Agreement and any amendments to the Deposit Agreement are or will be on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain copies of the Deposit Agreement and any amendments thereto from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website at www.sec.gov.

The Deposit Agreement is among us, The Bank of New York Mellon, as ADR depositary, and all holders from time to time of ADRs issued under the Deposit Agreement. Copies of the Deposit Agreement are also on file at the ADR depositary’s corporate office and the office of the custodian. They are open to inspection by owners and holders during business hours.

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

The depositary’s office is located at 240 Greenwich Street, New York, New York 10286, United States. Because the depositary or its nominee actually holds the underlying Ordinary Shares, ADS holders generally receive the benefit from such underlying Ordinary Shares through the depositary. ADS holders must rely on the depositary to exercise the rights of a shareholder on their behalf, including the voting of the Ordinary Shares represented by the ADSs. If a person becomes an owner of our ADSs, it will become a party to the Deposit Agreement and therefore will be bound by its terms and by the terms of the ADSs and the ADRs. The Deposit Agreement specifies the rights and obligations of AB InBev, the ADS holders’ rights and obligations as owners of ADSs and the rights and obligations of the depositary. The Deposit Agreement, the ADSs and the ADRs will be governed by New York law. However, the underlying Ordinary Shares will continue to be governed by Belgian law, which may be different from New York law.

American Depositary Shares

The Bank of New York Mellon, as the depositary, will register and deliver ADSs. Each ADS will represent one Ordinary Share (or a right to receive one Ordinary Share) deposited with the principal Amsterdam office of ING Bank SA/NV, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be received by the depositary as a result of holding Ordinary Shares. The depositary’s corporate office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286, United States. The Bank of New York Mellon’s principal executive office is located at 240 Greenwich Street, New York, New York 10286, United States.

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

Fees and Expenses Payable by Holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:

No more than $5.00 per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

No more than the greater of (a) $0.02 per ADS and (b) 10% of the dividend or cash distribution amount per ADS	Any dividend or cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to ADS holders by the depositary

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges that the depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Telex or facsimile charges provided for in the Deposit Agreement	Expenses for depositary services

Any unavoidable charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Fees Payable by the Depositary

For the year ended 31 December 2025, the depositary reimbursed us for expenses we incurred, or paid amounts on our behalf to third parties, in connection with the ADS program for a total sum of USD 14,715,847.57.

Expenses the depositary reimbursed us	Amount (in USD)
Maintenance expenses(1)	14,715,847.57

Total	14,715,847.57

Note:

(1)	This includes both direct payments to AB InBev as well as The Bank of New York Mellon invoices that have been offset with revenue sharing balance.

The depositary has also agreed to waive fees for standard costs associated with the administration of the program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary paid directly to third parties for the year ended 31 December 2025.

Expenses the depositary paid to third parties on our behalf	Amount (in USD)
Standard out-of-pocket maintenance costs	126,687.81

Total	126,687.81

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2025. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, as of 31 December 2025, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of 31 December 2025 was effective.

The effectiveness of internal control over financial reporting as of 31 December 2025 has been audited by PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL, our independent registered public accounting firm, as represented by Peter D’hondt. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

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

PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL acted as our independent auditor for the fiscal years ended 31 December 2025 and 31 December 2024. The table below sets forth the total amount billed to us by PwC for services performed in 2025 and 2024, respectively, and breaks down these amounts by category of service:

	2025	2024
	(USD thousand)
Audit Fees	22,007	20,265
Audit-Related Fees	111	433
Tax Fees	7,373	9,371
Total	29,492	30,069

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

Tax Fees

In 2025 and 2024, the majority of our tax fees related to advisory services.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or member thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

The advance approval of the Chair of the Audit Committee is required for all audit and non-audit services provided by our auditors and was obtained for all such services provided in 2024 and 2025.

Our auditors and management report, on a quarterly basis, to the Audit Committee regarding the extent of the services provided and the fees for the services performed to date.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

On 30 October 2024, pursuant to the powers granted at the shareholders’ meeting on 28 April 2021, our Board of Directors approved a share buyback program pursuant to which we could repurchase up to USD 2 billion of our outstanding ordinary shares. The program was completed on 26 June 2025.

On 29 October 2025, pursuant to the powers granted at the shareholder’s meeting on 28 April 2021, our Board of Directors approved a share buyback program pursuant to which we may repurchase up to USD 6 billion of our outstanding ordinary shares. This authorization is valid for a period of 24 months through 29 October 2027, provided that any repurchases after 31 May 2026 will be subject to renewal of the share buy-back authorization by our upcoming annual shareholders’ meeting to be held on 29 April 2026. The precise timing of the repurchase of shares pursuant to the program will depend on a variety of factors including market conditions. Our current intention is to hold the shares acquired as treasury shares to fulfil future share delivery commitments under the stock ownership plans and/or subject to approval by upcoming annual shareholders’ meeting to be held on 29 April 2026, to cancel the shares through a capital reduction. See also “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Payment Plans.”

The following table sets forth certain information related to purchases made by the AB InBev Group of our shares:

	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum approximate dollar value of shares that may yet be purchased under the plans or programs
	(number of shares)	(EUR)	(number of shares)	(USD)
1 January 2025 – 31 January 2025(2)	10,757,135	46.8551	10,757,135	1,379,487,310
1 February 2025 – 28 February 2025(2)	3,074,925	49.6096	3,074,925	1,221,529,892
1 March 2025 – 31 March 2025(2)	4,009,385	57.5476	4,009,385	972,211,596
1 April 2025 – 30 April 2025(2)	5,931,404	55.5917	5,931,404	610,677,645
1 May 2025 – 31 May 2025(2)	7,643,860	59.5734	7,643,860	98,517,362
1 June 2025 – 30 June 2025(2)	1,409,020	60.5429	1,409,020	60
1 July 2025 – 31 July 2025	—	—	—	—
1 August 2025 – 31 August 2025	—	—	—	—
1 September 2025 – 30 September 2025	—	—	—	—
1 October 2025 – 31 October 2025	—	—	—	—
1 November 2025 – 30 November 2025(3)	4,107,509	54.1829	4,107,509	5,742,857,188
1 December 2025 – 31 December 2025(3)	2,314,045	52.9602	2,314,045	5,600,000,021

Total	39,247,283	53.5789	39,247,283	5,600,000,021

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

(2)

All shares repurchased during the period were repurchased in open-market transactions as part of the 12-month USD 2 billion share buyback program publicly announced on 31 October 2024, completed on 26 June 2025.

(3)

All shares repurchased during the period were repurchased in open-market transactions as part of the 24-month share buyback program publicly announced on 30 October 2025, pursuant to which we may repurchase up to USD 6 billion of our outstanding ordinary shares, subject to renewal of the share buy-back authorization by our upcoming annual shareholders’ meeting to be held on 29 April 2026 for any repurchases after 31 May 2026.

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

Under the NYSE listing standards, a majority of the directors of a listed U.S. company are required to be independent, while in Belgium, only three directors need to be independent. As of 31 December 2025, our Board of Directors comprised four independent directors and eleven directors deemed not to be “independent” under the NYSE listing standards as a result of Belgian law independence determinations, none of which serve as part of our management. Of these eleven directors, eight are considered non-independent solely because they serve as directors of our controlling shareholder, the Stichting, and three are considered non-independent because of their relationships with Altria and BEVCO, the two largest holders of Restricted Shares.

The NYSE rules further require that the audit, nominating and compensation committees of a listed U.S. company be composed entirely of independent directors, including that there be a minimum of three members on the audit committee. The Code recommends that a majority of the members of the Nomination Committee meet the technical requirements for independence under Belgian corporate law. The Belgian Companies Code requires that at least one member of the Audit Committee meet the technical requirements for independence under Belgian corporate law, but our Corporate Governance Charter requires the majority of the members of the Audit Committee to meet such requirements. The Belgian Companies Code also requires that a majority of the members of the Remuneration Committee meet the technical requirements for independence under Belgian corporate law. As of 1 January 2026, all four voting members of our Audit Committee are independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934. However, one of the four directors on our Audit Committee, five of the six directors on our Nomination Committee and one of the three directors on our Remuneration Committee would not meet the NYSE independence requirements. As the Audit Committee, Nomination Committee and Remuneration Committee are composed exclusively of non-executive directors who are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, we consider that the composition of these committees achieves the Belgian Corporate Governance Code’s aim of avoiding potential conflicts of interest.

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
”) led by our Global Security Operations Center Director, that is responsible for front-line cybersecurity risk detection and management with the assistance of our critical infrastructure management team. The Security Operations Team engages in ongoing monitoring and testing of our systems and defenses with respect to cybersecurity threats
.

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
We provide cybersecurity awareness trainings to our employees which are designed to provide guidance for identifying and reporting cybersecurity risks
and promote familiarity with our cybersecurity policies, and we require employees in certain roles to complete additional role-based, specialized cybersecurity trainings and incident simulations. We also leverage internal communications to promote awareness and conduct phishing exercises and provide training to employees.
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
Cybersecurity Governance
Our management plays an active role in assessing and managing material risks from cybersecurity threats. Our Global Director of Cybersecurity and our Global Vice President of Technology Operations and Data lead efforts to identify, analyze and manage cybersecurity threats and incidents, leveraging their experience and qualifications. Our Senior Global Director of Cybersecurity has over 19 years of experience in IT and cybersecurity in the private sector, with expertise in cybersecurity engineering and architecture. During his career he has served and helped build cybersecurity capabilities at Global Fortune 100 companies in the Biotechnology and Financial Services sectors. He joined the company in 2016 and was promoted to his current role in 2025. He holds a Bachelor of Science Degree in Computer Science and Mathematics from Webster University, several advanced Cybersecurity professional certifications, and is a 2023 FBI Citizens Academy graduate. Our Global Vice President of Technology Operations and Data has over 35 years of experience in information technology and cybersecurity. He joined the company in 2005 and was promoted to his current role in 2021, which merges Technology and Data into one role focusing on the core digital capabilities that support our business transformations. He holds a Bachelor of Science degree in Chemical Engineering, a Postgraduate Degree in Marketing and a Master of Business Administration Degree from the Business School São Paulo, among other degrees.
The Global Director of Cybersecurity and the Global Vice President of Technology Operations and Data are supported by a team of professionals, including both legal experts and technical professionals who are well-versed in the detection, assessment and mitigation of cybersecurity incidents and events and whose job function is dedicated, in whole or in part, to cybersecurity risk management.

We have also established a cross-functional C
ybersecurity Disclosure Committee
,
co-chaired
by our Global Vice President of Technology Operations and Data and a Global Legal Director, to coordinate and align on effective cybersecurity governance, assessment and reporting. The Cybersecurity Disclosure Committee also includes the Global Director of Cybersecurity and other internal technical and legal experts. The Cybersecurity Disclosure Committee assesses information on certain cybersecurity incidents including, among other things, to assist in making determinations of potential mat eriali
ty and disclosure for reporting purposes.
Our Board of Directors, together with the Execu
tiv
e Committee, oversees the company’s internal control and overall risk management system. Without prejudice to the responsibilities of the board as a whole and as part of its oversight of the Company’s risk management system, the Audit Committee oversees cybersecurity risk management, reviews the process by which management assesses, manages and mitigates the company’s exposure to cybersecurity risks. The Global Director of Cybersecurity and the Global Vice President of Technology Operations and Data report periodically to members of the Executive Committee and the Audit Committee. In addition, the Global Vice President of Technology Operations and Data
reports annually to the entire Board of Directors on cybersecurity
.

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

ITEM 19.	EXHIBITS

1.1*	Articles of Association of Anheuser-Busch InBev SA/NV, dated as of 2 January 2026 (English-language translation) (incorporated by reference to Exhibit 99.1 to Form 6-K filed by AB InBev on 2 March 2026).

2.1*	Indenture, dated as of 16 October 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Form F-4 (File No. 333-163464) filed by AB InBev on 3 December 2009).

2.2*	Fifth Supplemental Indenture, dated as of 27 November 2009, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to Form F-4 (File No. 333-163464) filed by AB InBev on 3 December 2009).

2.3*	Tenth Supplemental Indenture, dated as of 7 April 2010, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.3 to Form 20-F (File No. 001-34455) filed by AB InBev on 13 April 2011).

2.4*	Twenty-Fourth Supplemental Indenture, dated as of 6 October 2011, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by AB InBev on 7 October 2011).

2.5*	Twenty-Ninth Supplemental Indenture, dated as of 20 December 2012, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Form F-3/A (File No. 333-169514) filed by AB InBev on 21 December 2012).

2.6*	Indenture, dated as of 17 January 2013, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.5 to Form 20-F filed by AB InBev on 25 March 2013).

2.7*	Indenture, dated as of 25 January 2016, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.7 to Form 20-F filed by AB InBev on 14 March 2016).

2.8*	Indenture, dated as of 16 December 2016, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser- Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 2.8 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 22 March 2017).

2.9*	Indenture, dated as of 15 May 2017, among Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 15 May 2017).

2.10*	Indenture, dated as of 4 April 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A., Cobrew NV/SA and Anheuser Busch Companies, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 4 April 2018).

2.11*	Amended and Restated Deposit Agreement, by and among Anheuser-Busch InBev SA/NV and The Bank of New York Mellon, as Depositary and Owners and Holders of American Depositary Shares, dated as of 23 March 2018 (incorporated by reference to Exhibit 4.2 to Form S-8 filed by Anheuser-Busch InBev SA/NV on 14 September 2018).

2.12*	Indenture, dated as of 13 November 2018, among Anheuser-Busch InBev Worldwide Inc., Anheuser Busch Companies, LLC, Anheuser- Busch InBev Finance Inc., Anheuser-Busch InBev SA/NV, Brandbrew S.A. and Cobrew NV/SA and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 14 November 2018).

2.13*	Seventh Supplemental Indenture, dated as of 23 January 2019, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 23 January 2019).

2.14*	Thirteenth Supplemental Indenture, dated as of 3 April 2020, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 3 April 2020).

2.15	Description of Securities registered under Section 12 of the Exchange Act.

2.16*	Seventeenth Supplemental Indenture, dated as of 21 March 2024, among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K filed by Anheuser-Busch InBev SA/NV on 21 March 2024).

3.1*	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL (now Fonds Baillet Latour SC) and Fonds Voorzitter Verhelst SPRL (now Fonds Voorzitter Verhelst SC), effective 1 November 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by AB InBev on 9 March 2016).

3.2*	Amended and Restated Shareholders’ Agreement, dated 27 April 2023, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.2 to Schedule 13D filed by AB InBev on 27 April 2023).

3.3*	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated 8 October 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser-Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on 2 November 2016).

4.1*	Amendment and Restatement Agreement dated 28 August 2015, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.4 to Form 20-F filed by AB InBev on 14 March 2016).

4.2*	Letter of Amendment dated 26 October 2017, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.5 to Form 20-F filed by Anheuser-Busch InBev SA/NV on 19 March 2018).

4.3*	Amendment and Restatement Agreement dated 16 February 2021, amending the 2010 Senior Facilities Agreement dated 26 February 2010 (incorporated by reference to Exhibit 4.3 to Form 20-F filed by AB InBev on 19 March 2021).††

4.4*	Share-Based Compensation Plan Relating to Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-172069) filed by AB InBev on 4 February 2011).

4.5*	Share-Based Compensation Plan Relating to American Depositary Shares of Anheuser-Busch InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-172069) filed by AB InBev on 4 February 2011).

4.6*	Long-Term Incentive Plan Relating to Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.7*	Long-Term Incentive Plan Relating to American Depositary Shares of Anheuser-Busch InBev (most recent version is incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.8*	Exceptional Incentive Restricted Stock Units Programme (most recent version is incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.9*	Discretionary Restricted Stock Units Programme (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-169272) filed on 8 September 2010).

4.10*	Terms and Conditions of Anheuser-Busch InBev SA/NV Stock Option Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.11*	Anheuser-Busch InBev SA/NV Long-Term Incentive Plan–Stock Options Grant of 18 December 2009 (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.12*	Forms of Stock Option Plan underlying the Dividend Waiver and Exchange Program (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.13*	Share-Based Compensation Plan March 2010 (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-165065) filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.14*	Share-Based Compensation Plan March 2010 for EBM, GHQ & NY (incorporated by reference to Exhibit 4.7 to Form S-8 filed by AB InBev on 25 February 2010 and post-effectively amended by Post-Effective Amendment No. 1 to Form S-8 filed by AB InBev on 4 February 2011).

4.15*	2020 Dream Incentive Plan (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-208634) filed by AB InBev on 18 December 2015).

4.16*	Final Judgment of the United States District Court for the District of Columbia, entered into on 21 October 2013, outlining the Grupo Modelo settlement (incorporated by reference to Exhibit 4.18 to Form 20-F filed by AB InBev on 25 March 2014).

4.17*	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 99.5 to AB InBev’s Current Report on Form 6-K filed with the SEC on 12 November 2015).

4.18*	Information Rights Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc. (incorporated by reference to Exhibit 4.26 to Form 20-F filed by AB InBev on 22 March 2017).

4.19*	Registration Rights Agreement, dated as of 10 October 2016, among Anheuser-Busch InBev SA/NV and the Holders as defined therein (incorporated by reference to Exhibit 4.27 to Form 20-F filed by AB InBev on 22 March 2016).

4.20*	Modified Judgment of the United States District Court for the District of Columbia, dated as of 22 October 2018, relating to the combination with SAB (incorporated by reference to Exhibit 4.28 to Form 20-F filed by AB InBev on 22 March 2019).

4.21*	Gap Long-Term Incentive Plan for SABMiller Employees (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-221808) filed on 29 November 2017).

4.22*	Five-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.23*	Ten-Year Performance Restricted Stock Units Plan (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-227335) filed on 14 September 2018).

4.24*	Restricted Stock Units Plan for Directors (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-231556) filed on 17 May 2019).

4.25*	Base Restricted Stock Units Plan Relating to American Depositary Shares of AB InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-250930) filed on 24 November 2020).

4.26*	Base Performance Stock Units Plan Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.4 to Form S-8 (File No. 333-268582) filed on 29 November 2022).

4.27*	Base Share-Based Compensation Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.5 to Form S-8 (File No. 333-268582) filed on 29 November 2022).

4.28*	Base Share-Based Compensation Relating to American Depositary Shares of AB InBev (incorporated by reference to Exhibit 4.6 to Form S-8 (File No. 333-268582) filed on 29 November 2022).

4.29*	Amended and Restated Base Restricted Stock Units Plan Relating to Shares of AB InBev (incorporated by reference to Exhibit 4.3 to Post-Effective Amendment No. 1 to Form S-8 (File No. 333-250930) filed on 28 March 2025).

8.1	List of significant subsidiaries (included in note 34 to our audited consolidated financial statements included in this Form 20-F).

11.1*	Anheuser-Busch InBev Code of Dealing, dated as of October 2023 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by AB InBev on 11 March 2024).

11.2*	Anheuser-Busch InBev Code of Business Conduct, dated as of February 2025 (incorporated by reference to Exhibit 11.2 to Form 20-F filed by AB InBev on 12 March 2025).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PwC Bedrijfsrevisoren BV/Reviseurs d’Entreprises SRL

17	List of Guarantor Subsidiaries.

97*	Anheuser-Busch InBev SA/NV Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation from Executive Officers, dated as of 11 October 2023 (incorporated by reference to Exhibit 97 to Form 20-F filed by AB InBev on 11 March 2024).

101	Inline Interactive Data File - The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document.

Note:

*	Previously filed.
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

Anheuser-Busch InBev SA/NV (Registrant)

Date: 3 March 2026	By:	/s/ John Blood
	Name:	John Blood
	Title:	Chief Legal and Corporate Affairs Officer and Corporate Secretary

Consolidated financial statements

To the Shareholders and the Board of Directors of Anheuser-Busch InBev NV/SA
Report of Independent Registered Public Accounting Firm
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Anheuser-Busch InBev NV/SA and its subsidiaries (the “Company”) as of 31 December 2025 and 2024, and the related consolidated income statements, the consolidated statements of comprehensive income/(loss), the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the three years in the period ended 31 December 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2025, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2025, based on criteria established in
Internal Control—Integrated Framework
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

pwc.be
PwC Bedrijfsrevisoren BV - PwC Reviseurs d’Entreprises SRL –
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
Impairment of goodwill and intangible assets with indefinite useful life
As described in Notes 4, 14 and 15 to the consolidated financial statements, the Company has recorded goodwill and intangible assets with indefinite useful life for an amount of 117 908 million US dollar and 38 478 million US dollar, respectively, as of 31 December 2025. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount.
Impairment tests are conducted by management, in accordance with IAS 36, in which management applies a discounted cash flow approach based on current acquisition valuation models for its cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for its other cash-generating units. The Company uses a strategic plan based on external sources in respect of macro-economic assumptions, competitive and consumer trends, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions.
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
Uncertain tax positions
As described in Notes 4 and 29 to the consolidated financial statements, significant judgment by management is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the Company are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the reporting date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimates are made of the expected successful settlement of these matters.
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
These procedures also included, among others, (i) testing the information used in the calculation of the income tax provisions, including intercompany agreements, international, federal, and state filing positions, and the related final tax returns, (ii) testing the calculation of the income tax provision by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained, (iii) testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes thereof; and (iv) evaluating the status and results of income tax audits by the relevant tax authorities.

Professionals with specialized skills and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of the chance of loss related to tax positions and the application of relevant tax laws.
PwC Bedrijfsrevisoren BV / PwC Reviseurs d’Entreprises SRL
Represented by
/s/ Peter D’hondt
Statutory Auditor
Diegem, Belgium
3 March 2026
We have served as the Company’s auditor since 2019.

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per share in US dollar	Notes	2025	2024	2023
.
Revenue		59 320	59 768	59 380
Cost of sales		(26 141)	(26 744)	(27 396)
Gross profit		33 179	33 024	31 984
.
Distribution expenses		(6 092)	(6 201)	(6 277)
Sales and marketing expenses		(7 374)	(7 156)	(7 158)
Administrative expenses		(4 667)	(4 983)	(4 738)
Other operating income/(expenses)	7	808	779	778
Exceptional income/(expense) above profit from operations	8	(449)	25	(624)
Profit from operations		15 405	15 487	13 966
.
Finance expense	11	(5 146)	(6 376)	(6 133)
Finance income	11	682	1 024	1 031
Net finance income/(expense)		(4 465)	(5 353)	(5 102)
.
Share of results of associates	16	378	329	295
Exceptional share of results of associates	8/16	9	104	(35)
Profit before tax		11 328	10 568	9 124
.
Income tax expense	12	(2 850)	(3 152)	(2 234)
Profit of the period		8 477	7 416	6 891
.
Profit of the period attributable to:
Equity holders of AB InBev		6 837	5 855	5 341
Non-controlling interest		1 640	1 561	1 550
.
Basic earnings per share	21	3.45	2.92	2.65
Diluted earnings per share	21	3.39	2.86	2.60
The accompanying notes are an integral part of these consolidated financial statements.

F-
7

Consolidated statement of comprehensive income/(loss)

For the year ended 31 December Million US dollar	Notes	2025	2024	2023
.
Profit of the period		8 477	7 416	6 891

Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	21	65	141	(136)
.		65	141	(136)
Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	21	7 081	(10 212)	4 171
Effective portion of changes in fair value of net investment hedges		(274)	935	(242)
Cash flow hedges recognized in equity		69	705	(400)
Cash flow hedges reclassified from equity to profit or loss		(216)	(380)	483
		6 660	(8 953)	4 012
.
Other comprehensive income/(loss), net of tax		6 726	(8 812)	3 876

Total comprehensive income/(loss)		15 203	(1 396)	10 767

Attributable to:
Equity holders of AB InBev		13 397	(2 191)	9 739
Non-controlling interest		1 806	795	1 028
The accompanying notes are an integral part of these consolidated financial statements.

F-
8

Consolidated statement of financial position

Million US dollar	Notes	31 December 2025	31 December 2024
.
ASSETS
Non-current assets
Property, plant and equipment	13	23 664	23 503
Goodwill	14	117 908	110 479
Intangible assets	15	41 985	40 034
Investments in associates	16	5 002	4 612
Investment securities	20	161	168
Deferred tax assets	17	2 708	2 493
Pensions and similar obligations	23	150	42
Income tax receivables		444	470
Derivatives	27	145	261
Trade and other receivables	19	1 871	1 577
Total non-current assets		194 039	183 637

Current assets
Investment securities	20	306	221
Inventories	18	5 107	5 020
Income tax receivables		785	727
Derivatives	27	583	554
Trade and other receivables	19	6 161	5 270
Cash and cash equivalents	20	11 638	11 174
Assets classified as held for sale		190	33
Total current assets		24 769	22 999

Total assets		218 808	206 637

EQUITY AND LIABILITIES
Equity
Issued capital	21	1 736	1 736
Share premium		17 620	17 620
Reserves		17 803	12 304
Retained earnings		50 128	46 577
Equity attributable to equity holders of AB InBev		87 287	78 237

Non-controlling interests	30	10 449	10 463
Total equity		97 736	88 700

Non-current liabilities
Interest-bearing loans and borrowings	22	72 128	70 720
Pensions and similar obligations	23	1 275	1 296
Deferred tax liabilities	17	11 400	11 321
Income tax payables		206	284
Derivatives	27	293	68
Trade and other payables	26	869	797
Provisions	25	425	385
Total non-current liabilities		86 596	84 871

Current liabilities
Bank overdrafts	20	14	-
Interest-bearing loans and borrowings	22	885	1 449
Income tax payables		1 825	1 805
Derivatives	27	6 104	5 817
Trade and other payables	26	25 455	23 804
Provisions	25	192	191
Total current liabilities		34 475	33 066

Total equity and liabilities		218 808	206 637
The accompanying notes are an integral part of these consolidated financial statements.

F-
9

Consolidated statement of changes in equity

		Attributable to equity holders of AB InBev

Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2023		1 736	17 620	(3 706)	54 477	(35 553)	38 823	73 398	10 880	84 278
Profit of the period		-	-	-	-	-	5 341	5 341	1 550	6 891
Other comprehensive income/(loss)	21	-	-	-	-	4 398	-	4 398	(522)	3 876
Total comprehensive income/(loss)		-	-	-	-	4 398	5 341	9 739	1 028	10 767
Dividends		-	-	-	-	-	(1 582)	(1 582)	(1 371)	(2 952)
Treasury shares		-	-	240	-	-	(477)	(237)	-	(237)
Share-based payments	24	-	-	-	418	-	-	418	19	438
Hyperinflation monetary adjustments		-	-	-	-	-	417	417	258	675
Scope and other changes		-	-	-	-	-	(306)	(306)	15	(291)
As per 31 December 2023		1 736	17 620	(3 465)	54 896	(31 155)	42 215	81 848	10 828	92 676

		Attributable to equity holders of AB InBev

Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As of 1 January 2024		1 736	17 620	(3 465)	54 896	(31 155)	42 215	81 848	10 828	92 676
Profit of the period		-	-	-	-	-	5 855	5 855	1 561	7 416
Other comprehensive income/(loss)	21	-	-	-	-	(8 046)	-	(8 046)	(766)	(8 812)
Total comprehensive income/(loss)		-	-	-	-	(8 046)	5 855	(2 191)	795	(1 396)
Dividends		-	-	-	-	-	(1 764)	(1 764)	(1 414)	(3 178)
Treasury shares		-	-	(421)	-	-	(370)	(791)	-	(791)
Share-based payments	24	-	-	-	495	-	-	495	20	515
Hyperinflation monetary adjustments		-	-	-	-	-	642	642	398	1 040
Scope and other changes		-	-	-	-	-	(1)	(1)	(165)	(166)
As of 31 December 2024		1 736	17 620	(3 886)	55 391	(39 201)	46 577	78 237	10 463	88 700

		Attributable to equity holders of AB InBev

Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As of 1 January 2025		1 736	17 620	(3 886)	55 391	(39 201)	46 577	78 237	10 463	88 700
Profit of the period		-	-	-	-	-	6 837	6 837	1 640	8 477
Other comprehensive income/(loss)	21	-	-	-	-	6 560	-	6 560	166	6 726
Total comprehensive income/(loss)		-	-	-	-	6 560	6 837	13 397	1 806	15 203
Dividends		-	-	-	-	-	(2 466)	(2 466)	(1 820)	(4 286)
Treasury shares		-	-	(1 197)	-	-	(910)	(2 106)	-	(2 106)
Share-based payments	24	-	-	-	136	-	-	136	(1)	135
Hyperinflation monetary adjustments		-	-	-	-	-	265	265	164	429
Scope and other changes		-	-	-	-	-	(176)	(176)	(163)	(339)
As of 31 December 2025		1 736	17 620	(5 083)	55 526	(32 641)	50 128	87 287	10 449	97 736
The accompanying notes are an integral part of these consolidated financial statements.

F-
10

Consolidated statement of cash flows

For the year ended 31 December Million US dollar	Notes	2025	2024	2023

.
OPERATING ACTIVITIES
Profit of the period		8 477	7 416	6 891
Depreciation, amortization and impairment	10	5 652	5 544	5 411
Net finance (income)/expense	11	4 465	5 353	5 102
Equity-settled share-based payment expense	24	625	644	570
Income tax expense	12	2 850	3 152	2 234
Share of results of associates	16	(387)	(433)	1 125
Other non-cash items		(45)	(269)	(260)
Cash flow from operating activities before changes in working capital and use of provisions		21 637	21 406	21 072
Decrease/(increase) in trade and other receivables		(187)	341	(1 147)
Decrease/(increase) in inventories		87	(149)	717
Increase/(decrease) in trade and other payables		(298)	(215)	(1 110)
Pension contributions and use of provisions		(426)	(374)	(419)
Cash generated from operations		20 814	21 009	19 113
Interest paid		(3 348)	(3 649)	(3 877)
Interest received		462	594	598
Dividends received		195	234	127
Income tax paid		(3 240)	(3 134)	(2 696)
Cash flow from/(used in) operating activities		14 883	15 055	13 265
.
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(3 656)	(3 863)	(4 638)
Proceeds from sale of property, plant and equipment and of intangible assets		104	128	156
Sale/(acquisition) of subsidiaries, net of cash	6	18	(46)	9
Proceeds from sale/(acquisition) of other assets		98	523	83
Cash flow from/(used in) investing activities		(3 436)	(3 259)	(4 390)
.
FINANCING ACTIVITIES
Proceeds from borrowings	22	4 400	5 465	202
Repayments of borrowings	22	(6 861)	(9 295)	(3 098)
Dividends paid		(4 543)	(2 672)	(3 013)
Share buyback	21	(2 301)	(937)	(362)
Payment of lease liabilities		(733)	(787)	(780)
Derivative financial instruments		(206)	(431)	(841)
Sale/(acquisition) of non-controlling interests	21	(323)	(435)	(22)
Other financing cash flows		(883)	(763)	(646)
Cash flow from/(used in) financing activities		(11 450)	(9 854)	(8 560)

Net increase/(decrease) in cash and cash equivalents		(3)	1 942	315
Cash and cash equivalents less bank overdrafts at beginning of year		11 174	10 314	9 890
Effect of exchange rate fluctuations		452	(1 082)	109
Cash and cash equivalents less bank overdrafts at end of period	20	11 623	11 174	10 314
The accompanying notes are an integral part of these consolidated financial statements.

F-1

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

F-1

1. Corporate information
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Beer is the drink for moderation, and for over a century, we have championed responsible drinking. We are committed to providing our consumers with balanced choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives.
Our diverse portfolio

of well over
400
beer brands includes global brands Budweiser
®
, Corona
®
, Stella Artois
®
and Michelob Ultra
®
; multi-country brands Beck’s
®
, Hoegaarden
®
and Leffe
®
; and local champions such as Aguila
®
, Antarctica
®
, Bud Light
®
, Brahma
®
, Cass
®
, Castle
®
, Castle Lite
®
, Cristal
®
, Harbin
®
, Jupiler
®
, Modelo Especial
®
, Quilmes
®
, Victoria
®
, Sedrin
®
and Skol
®
. Our brewing heritage dates back more than
600 years
, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately
137 000
employees based in
more than

40
countries worldwide. For 2025, AB InBev’s reported revenue was
59.3
billion US dollar (excluding joint ventures and associates).
The consolidated financial statements of the company for the year ended 31 December 2025 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. These financial statements are reported in millions, indicated as “m”, unless stated otherwise.
The consolidated financial statements were authorized for issue by the Board of Directors on 2 March 2026.
2. Statement of compliance
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS Accounting Standards as adopted by the European Union (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2025 and did not apply any European carve-outs from IFRS Accounting Standards.
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

F-1

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
.
(D) SUMMARY OF CHANGES IN ACCOUNTING POLICIES
A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2025 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.
(E) FOREIGN CURRENCIES
Foreign currency transactions
Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the reporting date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction or, for those stated at fair value, at the dates the fair value was determined.
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
Financial Reporting in hyperinflationary economies
In May 2018, the Argentine peso underwent a severe devaluation, causing Argentina’s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as of 2018, as prescribed by IAS 29
Financial Reporting in Hyperinflationary Economies
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
The 2025 results, restated for purchasing power, were translated at the December 2025 closing rate of 1459.80 Argentine pesos per US dollar (2024 results were translated at the December 2024 closing rate of 1032.79 Argentine pesos per US dollar).

F-1

Exchange rates
The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate

1 US dollar equals:	31 December 2025	31 December 2024	31 December 2023	31 December 2025	31 December 2024	31 December 2023

Argentine peso	1 459.80	1 032.79	808.74	-	-	-
Brazilian real	5.50	6.19	4.84	5.60	5.36	5.01
Canadian dollar	1.37	1.44	1.33	1.40	1.37	1.35
Chinese yuan	7.00	7.30	7.10	7.21	7.18	7.06
Colombian peso	3 749.18	4 415.40	3 818.47	4 063.86	4 077.77	4 284.95
Euro	0.85	0.96	0.90	0.89	0.92	0.93
Mexican peso	17.97	20.27	16.89	19.28	18.16	17.73
Peruvian sol	3.37	3.77	3.71	3.57	3.76	3.75
Pound sterling	0.74	0.80	0.79	0.76	0.78	0.80
South African rand	16.55	18.88	18.41	17.92	18.24	18.41
South Korean won	1 444.93	1 474.05	1 296.53	1 421.70	1 355.26	1 309.12
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
Other intangible assets
Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses. Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses. Amortization related to multi-year sponsorship rights is included within sales and marketing expenses.
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

F-1

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

F-1

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
Equity securities designated at FVOCI
Investments in equity securities comprise quoted and unquoted securities. When liquid quoted prices are available, these are used to fair value investments in quoted securities. The unquoted securities are fair valued using primarily the discounted cash flow method.
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

F-

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

F-

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

F-

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
Tax credits
Since 2020, Ambev, our subsidiary in Brazil, recognized tax credits in other operating income after a favorable judicial decision by the Brazilian Supreme Court, which recognized the right to exclude the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenue (PIS and COFINS). The tax credits are reported in other operating income when the conditions in IAS 37 are met and the related interest in finance income.

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

F-

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
The aggregation criteria applied are based on similarities in the economic indicators (e.g., margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore, management assessed additional factors such as management’s views on the optimal number of reporting segments, AB InBev historical geographies, peer comparison (e.g., Asia Pacific and EMEA being commonly reported regions amongst the company’s peers), as well as management’s view on the optimal balance between practical and more granular information.
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

F-

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
(CC) RECENTLY ISSUED IFRS
To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing these consolidated financial statements for the year ended 31 December 2025.
The following standards, amendments and interpretations have been issued recently, but are not yet effective:
IFRS 18 – Presentation and Disclosures in Financial Statements
In April 2024, the IASB issued IFRS 18
Presentation and Disclosures in Financial Statements
, which replaces IAS 1 and introduces new requirements aimed at improving comparability of financial performance reporting and enhancing the transparency of the information provided to users. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. The standard is to be applied retrospectively.
While IFRS 18 does not affect the recognition or measurement of assets, liabilities, income or expenses, its impact on the presentation of the primary financial statements and the related disclosures is expected to be significant.
IFRS 18 introduces new requirements to:

•	present specified categories, with the introduction of new operating, investing and financing categories, and defined subtotals in the income statement;

•	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and

•	strengthen the principles of aggregation and disaggregation across primary statements and notes.
The company anticipates that the adoption of the standard will primarily affect the presentation of the income statement and the cash flow statement, the disclosure of management performance measures, and the related note structure.
The company does not intend to early adopt IFRS 18 and is currently reviewing the impact on its consolidated financial statements. The company assessed that the main presentation change will be the reclassification of foreign exchange gains and losses and gains and losses on certain hedging instruments from finance income and expense per IAS 1 to operating profit per IFRS 18, when the underlying exposure being remeasured or hedged, relates to operating activities.
A number of amendments to standards are effective for annual periods beginning after 1 January 2026 and have not been discussed either because of their non-applicability or immateriality to AB InBev’s consolidated financial statements.

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

F-

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
All figures in the table below are stated in million US dollar, except volume (million hls).

.	North America			Middle Americas			South America			EMEA			Asia Pacific

	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023

.

Volume	83	86	90	150	150	149	155	161	162	93	94	90	79	84	93

Revenue	14 207	14 655	15 072	17 376	17 072	16 348	11 954	12 423	12 040	9 502	9 003	8 589	5 693	6 196	6 824

Profit from operations	3 747	4 350	3 607	7 382	6 809	6 201	2 909	3 012	2 838	2 022	1 765	1 461	1 011	1 222	1 451

Net finance income/(expense)

Share of results of associates

Exceptional share of results of associates

Income tax expense

Profit

.

Segment assets (non-current)¹	61 445	61 837	62 436	73 560	66 567	74 142	13 764	12 820	14 791	30 845	27 951	29 302	10 964	10 952	11 980

Gross capex¹	391	436	495	921	1 164	1 368	660	702	830	750	668	906	307	379	498

FTE	15 449	16 492	17 950	43 085	45 630	48 069	32 931	34 639	36 267	19 264	19 979	21 011	20 908	21 483	24 992

1
Amended to conform to the 2025 presentation.

F-

	Global Export and Holding Companies			AB InBev Worldwide

	2025	2024	2023	2025	2024	2023

.

Volume	-	-	-	561	576	585

Revenue	588	418	508	59 320	59 768	59 380

Profit from operations	(1 666)	(1 671)	(1 592)	15 405	15 487	13 966

Net finance income/(expense)				(4 465)	(5 353)	(5 102)

Share of results of associates				378	329	295

Exceptional share of results of associates				9	104	(35)

Income tax expense				(2 850)	(3 152)	(2 234)

Profit				8 477	7 416	6 891

.

Segment assets (non-current)¹	3 461	3 511	3 323	194 039	183 637	195 973

Gross capex¹	628	513	540	3 656	3 863	4 638

FTE	5 168	5 662	6 251	136 805	143 885	154 540
For the year ended 31 December 2025, net revenue from the beer business amounted to 53 050m US dollar (2024
1
: 53 655m US dollar; 2023
1
: 53 865m US dollar) while the net revenue from the non-beer business (including primarily soft drinks, spirits-based beverages and energy drinks) accounted for 6 269m US dollar (2024
1
: 6 114m US dollar; 2023
1
: 5 515m US dollar). Additionally, for 2025, net revenue from the company’s business in the United States amounted to 12 376m US dollar (2024: 12 792m US dollar; 2023: 13 168m US dollar) and net revenue from the company’s business in Brazil amounted to 8 766m US dollar (2024: 9 063m US dollar; 2023: 9 257m US dollar).
On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 696m US dollar (2024: 692m US dollar; 2023: 606m US dollar) and non-current assets located in the country of domicile represented 2 221m US dollar (2024: 2 331m US dollar; 2023: 2 341m US dollar).

1
Amended to conform to the 2025 presentation.

F-
3
0

6. Acquisitions and disposals of subsidiaries
The company undertook a series of acquisitions and disposals and/or settled payments related to prior year acquisitions during the year ended 31 December 2025 and 31 December 2024, with no significant impact in the consolidated financial statements.
7. Other operating income/(expenses)

Million US dollar	2025	2024¹	2023 1
.
Government grants	365	384	374
Net rental income	108	106	106
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	95	88	73
License income	33	32	31
Other operating income	206	168	194
Other operating income/(expenses)	808	779	778
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
The exceptional items included in the income statement were as follows:

For the year ended 31 December Million US dollar	2025	2024¹	2023¹
.
Restructuring	(116)	(156)	(142)
Business and asset disposals (including impairment losses)	(274)	181	(397)
Claims and legal costs	(53)	-	(85)
Acquisition-related costs (business combinations)	(5)	-	-
Impact on profit from operations	(449)	25	(624)
.
Exceptional net finance income/(expense)	(185)	(995)	(69)
Exceptional share of results of associates	9	104	(35)
Exceptional taxes	156	(205)	84
Exceptional non-controlling interest	(30)	9	30
Net impact on profit	(499)	(1 062)	(614)
Restructuring charges
for the year ended 31 December 2025 amounted to (116)m US dollar (31 December 2024: (156)m US dollar; 31 December 2023: (142)m US dollar). These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to
efficiency, service and quality.
Business and asset disposals (including impairment losses)
amounted to (274)m US dollar net loss for the year ended 31 December 2025, mainly comprising of a loss of (214)m US dollar related to the planned sale of the Newark brewery and the closure of two other breweries in the United States and (60)m US dollar net loss related to the disposal of assets held for sale in Barbados and other Caribbean islands and the sale and impairment of non-core assets. Business and asset disposals (including impairment losses) amounted to 181m US dollar income for the year ended 31 December 2024 mainly comprising of a gain of 437m US dollar recognized upon the sale of our share in associate Ghost Beverages LLC, partially offset by impairment losses of intangible assets and other non-core assets sold in the period
. See also Note 16
Investments in associates.
Business and assets disposals (including impairment losses) amounted to (397)m US dollar for the year ended 31 December 2023, mainly comprising of a loss of (300)m US dollar the company recognized upon disposal of a portfolio of eight beer and beverage brands and associated assets in the US to Tilray Brands, Inc.

1
Amended to conform to the 2025 presentation.

F-

Claims and legal costs
amounted to (53)m US dollar for the year ended 31 December 2025. Oriental Brewery Co., Ltd. (“OB”), a subsidiary in South Korea, reported a (66)m US dollar exceptional expense relating to
a customs audit claim in the 2023 Financial Statements. During the year ended 31 December 2025, OB recorded (49)m US dollar exceptional expenses related to these customs audit claims for remaining audit periods. During the year ended 31 December 2023, the company also
recorded legal costs of (19)m US dollar related to the successful outcome of a series of lawsuits regarding Ambev warrants. See also Note 29
Contingencies
.
Exceptional net finance expense
amounted to (185)m US dollar for the year ended 31 December 2025 (31 December 2024: net finance expense of (995)m US dollar; 31 December 2023: net finance expense of (69)m US dollar ) – see Note 11
Finance expense and income
.
Exceptional share of results of associates
amounted to 9m US dollar related to the company’s associate Anadolu Efes for the year ended 31 December 2025 (31 December 2024: 104m US dollar from Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results; 31 December 2023: (35)m US dollar) – see Note 13
Investments in associates
.
All the amounts referenced above are before income taxes.
Exceptional taxes
amounted to 156m US dollar (decrease of income taxes) for the year ended 31 December 2025, and mainly included 66m US dollar exceptional tax income resulting from the renegotiation of the terms of the 2017 Brazilian Federal Tax Regularization Program and the income tax on exceptional items. Exceptional taxes amounted to (205)m US dollar (increase of income taxes) for the year ended 31 December 2024 and mainly included the net impact of (240)m US dollar exceptional tax expense (
4.5
billion South African rand) following the resolution of South African tax matters (see Note 29
Contingencies)
, the income tax on exceptional items and the release of tax provisions. Exceptional taxes amounted to 84m US dollar (decrease of income taxes)
for
the year ended 31 December 2023. See also Note 12
Income taxes
.
Non-controlling interest
on the exceptional items amounted to (30)m US dollar for the year ended 31 December 2025 (31 December 2024: 9m US dollar; 31 December 2023: 30m US dollar).
9. Payroll and related benefits

Million US dollar	2025	2024	2023
.
Wages and salaries	(5 393)	(5 285)	(5 164)
Social security contributions	(797)	(770)	(804)
Other personnel cost	(702)	(683)	(689)
Share-based payment expense	(625)	(644)	(570)
Pension expense for defined contribution plans	(178)	(183)	(150)
Pension expense for defined benefit plans	(139)	(150)	(166)
Payroll and related benefits	(7 835)	(7 715)	(7 544)
The number of full-time equivalents can be split as follows:

	2025	2024	2023
.
AB InBev NV/SA (parent company)	218	229	236
Other subsidiaries	136 587	143 656	154 304
Total number of FTE	136 805	143 885	154 540

F-

10. Additional information on operating expenses by nature
Depreciation, amortization and impairment charges are included in the following line items of the consolidated income statement:

For the year ended 31 December 2025	Depreciation and	Amortization and

Million US dollar	impairment of property, plant and equipment	impairment of intangible assets and goodwill	Depreciation and impairment of right- of-use assets

Cost of sales	(2 949)	(106)	(26)
Distribution expenses	(121)	(4)	(333)
Sales and marketing expenses	(256)	(480)	(266)
Administrative expenses	(288)	(424)	(114)
Other operating expenses	-	-	-
Exceptional items	(267)	(15)	-
Depreciation, amortization and impairment	(3 882)	(1 029)	(740)

For the year ended 31 December 2024¹	Depreciation and	Amortization and

Million US dollar	impairment of property, plant and equipment	impairment of intangible assets and goodwill	Depreciation and impairment of right- of-use assets

Cost of sales	(3 105)	(82)	(32)
Distribution expenses	(135)	(2)	(336)
Sales and marketing expenses	(271)	(379)	(276)
Administrative expenses	(315)	(421)	(132)
Other operating expenses	-	(9)	-
Exceptional items	(49)	-	-
Depreciation, amortization and impairment	(3 875)	(893)	(776)

For the year ended 31 December 2023 1	Depreciation and	Amortization and

Million US dollar	impairment of property, plant and equipment	impairment of intangible assets and goodwill	Depreciation and impairment of right- of-use assets

Cost of sales	(3 095)	(75)	(33)
Distribution expenses	(139)	(13)	(351)
Sales and marketing expenses	(291)	(260)	(274)
Administrative expenses	(318)	(401)	(137)
Other operating expenses	-	(1)	-
Exceptional items	-	(25)	-
Depreciation, amortization and impairment	(3 843)	(774)	(795)

1
Amended to conform the 2025 presentation.

F-

11. Finance expense and income

For the year ended 31 December Million US dollar	2025	2024 1	2023¹

Interest expense	(3 194)	(3 437)	(3 696)

Interest income	511	591	565

Interest income on Brazilian tax credits	117	142	168
Net interest income/(expense)	(2 566)	(2 704)	(2 963)

Accretion expense	(747)	(722)	(808)

Interest on pensions	(74)	(89)	(90)
Accretion expense and interest on pensions	(821)	(811)	(898)

Net foreign exchange gains/(losses)	(386)	(147)	(353)

Net gains/(losses) on hedging instruments	(310)	(312)	(613)

Bank fees, taxes and other financial expense	(221)	(392)	(231)

Other financial income	25	8	25
Other financial results	(893)	(843)	(1 172)

Net finance income/(expense) excluding exceptional items	(4 280)	(4 358)	(5 033)

Exceptional finance income/(expense)	(185)	(995)	(69)

Net finance income/(expense)	(4 465)	(5 353)	(5 102)
In 2025, accretion expense included the unwind of discount on payables of 423m US dollar (2024: 441m US dollar; 2023: 480m US dollar), interest on lease liabilities of 144m US dollar (2024: 142m US dollar; 2023: 156m US dollar), bond fees and interest on provisions of 152m US dollar (2024: 116m US dollar; 2023: 116m US dollar), and deferred consideration on acquisitions of 29m US dollar (2024: 23m US dollar; 2023: 54m US dollar).
Interest expense is presented net of the impact of interest rate derivatives used to hedge AB InBev’s interest rate risk. Information on these instruments, as well as on net foreign exchange gains/(losses) and net gains/(losses) on hedging instruments, can be found in Note 27
Risks arising from financial instruments
.
Exceptional finance income/(expense) included:

•
(213)m US dollar loss resulting from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (2024: (1 211)m US dollar loss; 2023: (325)m US dollar loss);

•	28m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries (2024: 263m US dollar gain; 2023: 239m US dollar gain); and
•
(66)m US dollar loss resulting from the impairment of financial investments and 18m US dollar gain related to the remeasurement of deferred considerations on prior year acquisitions, in 2024 (2023: 17m US dollar gain related to the remeasurement of deferred considerations on prior year acquisitions).

Interest income arises from the following financial assets:

Million US dollar	2025	2024	2023

Cash and cash equivalents	463	559	537
Investments in debt securities held for trading	38	23	10
Other loans and receivables	10	9	19
Total	511	591	565
Interest income on other loans and receivables includes interest accrued on cash deposits held as guarantees for certain legal proceedings pending resolution. No interest income was recognized on impaired financial assets.

1
Amended to conform to the 2025 presentation.

F-

12. Income taxes
Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2025	2024	2023

Current year	(3 349)	(3 252)	(2 828)
(Underprovided)/overprovided in prior years	78	(211)	(95)
Current tax expense	(3 271)	(3 463)	(2 923)

Origination and reversal of temporary differences	614	482	855
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(193)	(171)	(166)
Deferred tax (expense)/income	420	311	689

Total income tax expense in the income statement	(2 850)	(3 152)	(2 234)
The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2025	2024¹	2023 1

Profit/(loss) before tax	11 328	10 568	9 124
Deduct share of results of associates	378	329	295
Deduct exceptional share of results of associates	9	104	(35)
Profit before tax and before share of results of associates	10 941	10 134	8 864

Adjustments to the tax basis
Government incentives	(149)	(376)	(756)
Non-deductible/(non-taxable) mark-to-market on derivatives	213	1 211	325
Other expenses not deductible for tax purposes	1 263	1 666	1 521
Other non-taxable income	(733)	(560)	(647)

Adjusted tax basis	11 534	12 074	9 306

Aggregate weighted nominal tax rate	26.9%	26.4%	27.5%

Tax at aggregated nominal tax rate	(3 098)	(3 183)	(2 558)

Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(193)	(171)	(166)
(Underprovided)/overprovided in prior years	78	(211)	(95)
Deductions from interest on equity	252	240	781
Deductions from goodwill and other tax deductions	642	723	466
Change in tax rate	28	10	2
Withholding taxes	(509)	(497)	(559)
Other tax adjustments	(49)	(62)	(105)

Total tax expense	(2 850)	(3 152)	(2 234)

Effective tax rate	26.1%	31.1%	25.2%
The total income tax expense for 2025 amounted to (2 850)m US dollar compared to (3 152)m US dollar for 2024, and (2 234)m US dollar for 2023. The effective tax rate was 26.1% for 2025 compared to 31.1% for 2024 and 25.2% for 2023.
The 2023, 2024 and 2025 effective tax rates were negatively impacted by non-deductible losses from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. Furthermore, the 2025 effective tax rate included 156m US dollar of exceptional tax income, mainly reflecting 66m US dollar exceptional tax income resulting from the renegotiation of the terms of the 2017 Brazilian Federal Tax Regularization Program and the tax income on exceptional items. In comparison, the 2024 effective tax rate included (205)m US dollar exceptional tax expense, reflecting mainly the net impact of a (240)m US dollar (4.5 billion South African rand) resolution of South African tax matters, the income tax on exceptional items and the release of tax provisions (refer to Note 8
Exceptional items
).

1
Amended to conform to the 2025 presentation.

F-

Effective 1 January 2024, the company and its subsidiaries are within the scope of the OECD Pillar Two model rules either based on the adoption of Pillar Two legislation by Belgium, the jurisdiction in which the parent entity is incorporated, or by other jurisdictions where the company operates. The company assessed the impact for 2024 and 2025 and concluded the impact to be not material.
The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.
Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2025	2024	2023

Re-measurements of post-employment benefits	(22)	(48)	(13)
Exchange differences, cash flow and net investment hedges	(16)	10	(41)
Income tax (losses)/gains	(38)	(38)	(54)
13. Property, plant and equipment
Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	31 December 2025	31 December 2024

Property, plant and equipment owned	21 368	21 295

Property, plant and equipment leased (right-of-use assets)	2 297	2 209

Total property, plant and equipment	23 664	23 503

	31 December 2025				31 December 2024

Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	12 325	38 056	1 166	51 547	54 522
Effect of movements in foreign exchange	808	2 764	97	3 669	(4 424)
Acquisitions	32	878	1 833	2 744	2 989
Acquisitions through business combinations	-	-	-	-	16
Disposals through sale and derecognition	(258)	(2 385)	(1)	(2 644)	(2 271)
Disposals through the sale of subsidiaries	(9)	(18)	-	(27)	(9)
Transfer (to)/from other asset categories and other movements¹	331	3 452	(2 085)	1 698	724
Balance at end of the period	13 229	42 747	1 011	56 987	51 547

Depreciation and impairment losses
Balance at end of previous year	(5 018)	(25 235)	-	(30 252)	(30 430)
Effect of movements in foreign exchange	(317)	(1 765)	-	(2 082)	2 367
Depreciation	(385)	(2 944)	-	(3 329)	(3 518)
Disposals through sale and derecognition	243	2 329	-	2 572	2 121
Disposals through the sale of subsidiaries	4	15	-	18	5
Impairment losses	(66)	(390)	-	(456)	(247)
Transfer to/(from) other asset categories and other movements 1	(204)	(1 886)	-	(2 090)	(550)
Balance at end of the period	(5 743)	(29 876)	-	(35 619)	(30 252)

Carrying amount
at 31 December 2024	7 307	12 821	1 166	21 295	21 295
at 31 December 2025	7 486	12 871	1 011	21 368
As of 31 December 2025 and 2024 there were no significant restrictions on title on property, plant and equipment.
Contractual commitments to purchase property, plant and equipment amounted to 171m US dollar as of 31 December 2025 compared to 257m US dollar as of 31 December 2024.

1
The transfer (to)/from other asset categories and other movements relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5
Non-current assets held for sale and discontinued operations, to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29
Financial reporting in hyperinflationary economies
and to other movements.

F-

AB InBev’s net capital expenditures in the statement of cash flow amounted to 3 552m US dollar in 2025 compared to 3 735m US dollar in 2024. Out of the total 2025 capital expenditures approximately 26% was used to improve the company’s production facilities while 50% was used for logistics and commercial investments and 24% for the purchase of hardware and software and improving administrative capabilities.
Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	31 December 2025

Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 505	795	2 298
Depreciation for the year ended 31 December	(425)	(318)	(742)

	31 December 2024

Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 443	766	2 209
Depreciation for the year ended 31 December	(433)	(349)	(782)
Additions to right-of-use assets in the year ended 31 December 2025 were 588m US dollar (31 December 2024: 546m US dollar).
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
The company leases out pub real estate for an average outstanding period of
6
to 8 years and part of its own property under operating leases. In 2025, 128m US dollar was recognized as income in the income statement in respect of subleasing of right-of-use assets (2024: 124m US dollar; 2023: 120m US dollar). As of 31 December 2025, the undiscounted lease payments of the non-cancelable lease payments are expected to be received as follows: 117m US dollar in the next 12 months, 329m US dollar in the years 2 through 5 and 68m US dollar after 5 years.
The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.
14. Goodwill

Million US dollar	31 December 2025	31 December 2024

Acquisition cost
Balance at end of previous year	112 637	119 302
Effect of movements in foreign exchange	7 634	(7 082)
Transfers (to)/from other assets categories¹	(164)	(7)
Hyperinflation monetary adjustments	169	425
Balance at end of the period	120 276	112 637

Impairment losses
Balance at end of previous year	(2 158)	(2 259)
Effect of movements in foreign exchange	(209)	101
Balance at end of the period	(2 368)	(2 158)

Carrying amount

Balance at end of the period	117 908	110 479
The carrying amount of goodwill was allocated to the different cash-generating units as follows:

1
The transfer (to)/from other asset categories relates mainly to the separate presentation in the statement of financial position of goodwill held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.
• Amended to conform to the 2025 presentation.

F-

Million US dollar	31 December 2025	31 December 2024 2

United States	33 330	33 387
Rest of North America	1 959	1 864
Mexico	13 819	12 250
Colombia	16 277	13 821
Rest of Middle Americas	24 465	23 205
Brazil	3 323	2 953
Rest of South America	1 323	1 345
Europe	2 859	2 557
South Africa	9 796	8 584
Rest of Africa	4 626	4 547
China	3 073	2 948
Rest of Asia Pacific	3 057	2 998
Global Export and Holding Companies	-	21
Total carrying amount of goodwill	117 908	110 479
Goodwill, which accounted for approximately 54% of AB InBev total assets as of 31 December 2025, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.
2025 impairment testing
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
, in which fair-value-less-cost-to-sell and value in use approaches are taken into account. This consists in applying a discounted cash flow approach based on acquisition valuation models for the cash-generating units showing an invested capital to Normalized EBITDA multiple above 9x and valuation multiples for the other cash-generating units. The discounted cash flow approach was applied for the Colombia, South Africa, Rest of Asia Pacific and the United States cash-generating units.
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

●
In order to calculate the terminal value, the company extrapolated the cash flows after the first 10-year period using expected annual long-term GDP growth rates based on external sources, or applied a market multiple after the first 5 years of the plan set at 10.8x. The company considered sensitivities on these metrics and corroborated the calculations by market multiples;

●	Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric;

●	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.
For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 3%.
The WACC applied in US dollar nominal terms were as follows:

F-

Cash-generating unit	31 December 2025	31 December 2024

Colombia	9%	10%
South Africa	10%	11%
Rest of Asia Pacific	8%	8%
United States	7%	7%
Sensitivity to change in key assumptions
During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate.
In the sensitivity analysis performed by management during the annual impairment testing in 2025, an adverse change of 1% in WACC or terminal growth rate would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed, is not aware of any reasonably possible change in a key assumption used that would cause a cash generating unit’s carrying amount to exceed its recoverable amount.
Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

F-

15. Intangible assets

	31 December 2025					31 December 2024
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	37 040	2 281	5 438	93	44 852	46 080
Effect of movements in foreign exchange	1 591	129	491	31	2 242	(2 065)
Acquisitions through business combinations	13	-	-	-	13	-
Acquisitions and expenditures	11	563	641	2	1 217	1 069
Disposals through sale and derecognition	(19)	(367)	(395)	(13)	(794)	(473)
Transfer (to)/from other asset categories and other movements¹	(67)	(11)	4	(9)	(83)	240
Balance at end of period	38 569	2 595	6 179	104	47 447	44 852

Amortization and impairment losses
Balance at end of previous year	(91)	(1 362)	(3 283)	(81)	(4 818)	(4 794)
Effect of movements in foreign exchange	(1)	(96)	(317)	(17)	(432)	470
Amortization	-	(250)	(701)	(23)	(974)	(845)
Impairment	(4)	-	(8)	(3)	(15)	(17)
Disposals through sale and derecognition	7	367	393	12	779	471
Transfer to/(from) other asset categories and other movements¹	(2)	9	(44)	34	(3)	(103)
Balance at end of period	(91)	(1 332)	(3 960)	(79)	(5 462)	(4 818)

Carrying value
at 31 December 2024	36 948	919	2 155	12	40 034	40 034
at 31 December 2025	38 478	1 263	2 219	25	41 985
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
As of 31 December 2025, the carrying amount of the intangible assets amounted to 41 985m US dollar (31 December 2024: 40 034m US dollar) of which 38 478m US dollar was assigned an indefinite useful life (31 December 2024: 36 948m US dollar) and 3 507m US dollar a finite life (31 December 2024: 3 086m US dollar).

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
Financial reporting in hyperinflationary economies
.

F-

Million US dollar Cash-generating unit	2025	2024

United States	21 866	21 872
Rest of North America	39	37
Mexico	3 410	3 027
Colombia	3 045	2 586
Rest of Middle Americas	3 798	3 535
Rest of South America	797	806
Europe	399	370
South Africa	2 900	2 558
Rest of Africa	901	861
China	399	383
Rest of Asia Pacific	923	913
Total carrying amount of intangible assets with indefinite useful lives	38 478	36 948
In 2025, the company expensed 194m US dollar in research, compared to 222m US dollar in 2024, 256m US dollar in 2023. The spend focused on product innovations, market research, as well as process optimization and product development
.
16. Investments in associates
A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2025		2024

Million US dollar	Castel	Anadolu Efes	Castel	Anadolu Efes

Balance at 1 January	3 125	214	3 482	164
Effect of movements in foreign exchange	375	(211)	(303)	(128)
Dividends received	(77)	(4)	(158)	(10)
Share of results of associates	140	53	104	84
Exceptional share of results of associates	-	9	-	104
Balance at 31 December	3 563	60	3 125	214
Summarized financial information of the company’s material associates is as follows:

	2025		2024

Million US dollar	Castel	Anadolu Efes	Castel	Anadolu Efes

Current assets	3 793	2 820	3 411	3 542
Non-current assets	4 983	6 779	4 520	6 361
Current liabilities	(2 187)	(2 688)	(1 997)	(2 985)
Non-current liabilities	(700)	(1 962)	(586)	(2 066)
Non-controlling interests	(699)	(2 592)	(561)	(2 424)
Net assets¹	5 190	2 357	4 788	2 428

Revenue	5 637	5 596	5 329	6 421
Profit (loss)	724	476	654	1 214
Other comprehensive income (loss)	(166)	(717)	(206)	(1 853)
Total comprehensive income (loss)	557	(241)	448	(638)
In 2025, the exceptional share of results of associates included 9m US dollar income from our associate Anadolu Efes following the deconsolidation of its Russia business in the first quarter of 2025. In 2024, the exceptional share of results of associates included 104m US dollar income from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results – see Note 8
Exceptional items
.
In 2025, associates that are not individually material contributed 185m US dollar to the results of investment in associates (31 December 2024: 141m US dollar; 31 December 2023: 126m US dollar). In December 2024, the company sold its share in associate Ghost Beverages LLC and recognized an exceptional gain on asset disposal of 437m US dollar – see Note 8
Exceptional items
.
Additional information related to
the
significant
associates
is presented in Note 34
AB InBev Companies
.

1
The net assets are converted at the respective closing rates of December.

F-

17. Deferred tax assets and liabilities
The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

		2025			2024

Million US dollar	Assets	Liabilities	Net	Assets	Liabilities	Net

Property, plant and equipment	315	(1 844)	(1 529)	261	(2 026)	(1 766)
Intangible assets	186	(9 772)	(9 585)	139	(9 296)	(9 157)
Inventories	98	(75)	23	79	(88)	(9)
Trade and other receivables	9	-	9	24	-	24
Interest-bearing loans and borrowings	942	(346)	596	868	(406)	462
Employee benefits	351	(56)	296	365	(20)	345
Provisions	687	(29)	659	608	(39)	569
Derivatives	49	(99)	(50)	10	(101)	(90)
Other items	537	(1 303)	(767)	539	(1 352)	(813)
Loss carry forwards	1 658	-	1 658	1 606	-	1 606
Gross deferred tax assets/(liabilities)	4 832	(13 524)	(8 692)	4 500	(13 327)	(8 828)

Netting by taxable entity	(2 124)	2 124	-	(2 007)	2 007	-

Net deferred tax assets/(liabilities)	2 708	(11 400)	(8 692)	2 493	(11 321)	(8 828)
The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2025	2024	2023

Balance as of 1 January	(8 828)	(8 939)	(9 518)
Recognized in profit or loss	420	311	689
Recognized in other comprehensive income	(37)	(38)	(54)
Other movements and effect of changes in foreign exchange rates	(247)	(161)	(56)
Balance as of 31 December	(8 692)	(8 828)	(8 939)
Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of the temporary differences on intangible assets acquired through business combinations is unlikely to revert within 12 months as they would be realized upon impairment or disposal of these intangibles which is currently not expected. The net deferred tax liabilities attributable to the US business and mainly related to purchase price accounting amount to 5.7 billion US dollar as of 31 December 2025.
As of 31 December 2025, deferred taxes of 11.4 billion US dollar (31 December 2024: 12.0 billion US dollar) were not recognized on a series of tax attributes. The tax attributes for which no deferred tax asset was recognized amount to 46.2 billion US dollar as of 31 December 2025 compared to 46.8 billion US dollar as of 31 December 2024 and include tax losses carry forward either confirmed or resulting from tax positions under dispute, capital losses, foreign and withholding tax credits, excess dividend received deduction, excess interest carry forward, amongst others. 43.2 billion US dollar of these tax attributes do not have an expiration date, 0.1 billion US dollar expires within 1 year, while 2.7 billion US dollar have an expiration date of more than 3 years. Additionally, we have historical uncertain attributes without expiration date amounting to 16.2 billion US dollar for which no deferred tax asset was recognized (31 December 2024: 16.2 billion US dollar). Deferred tax assets have not been recognized on these items because these are either contingent assets subject to conclusion of tax disputes or it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.
18. Inventories

Million US dollar	31 December 2025	31 December 2024

Prepayments	133	79
Raw materials and consumables	2 948	2 854
Work in progress	479	508
Finished goods	1 382	1 407
Goods purchased for resale	165	171
Inventories	5 107	5 019

Inventories other than work in progress
Inventories stated at net realizable value	264	259

F-

The cost of inventories recognized as an expense in 2025 amounts to 26 141m US dollar, included in cost of sales (2024: 26 744m US dollar; 2023: 27 396m US dollar). Impairment losses on inventories recognized in 2025 amounted to 70m US dollar (2024: 98m US dollar; 2023: 110m US dollar).
19. Trade and other receivables

Million US dollar	31 December 2025	31 December 2024

Cash deposits for guarantees	144	133
Loans to customers	6	8
Tax receivable, other than income tax	100	105
Brazilian tax credits and interest receivables	1 299	1 120
Trade and other receivables	323	212
Non-current trade and other receivables	1 871	1 577

Trade receivables and accrued income	4 261	3 792
Interest receivables	67	43
Tax receivable, other than income tax	660	416
Loans to customers	52	60
Prepaid expenses	568	493
Other receivables	553	467
Current trade and other receivables	6 161	5 270
Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 31 December 2025, the total amount of such credits and interest receivables represented 1 299m US dollar (31 December 2024: 1 120m US dollar).
The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current
loans to customers can be detailed as follows:

	Net carrying amount as of 31 December 2025	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 261	3 990	202	42	25	3
Loans to customers	58	58	-	-	-	-
Interest receivables	66	64	-	2	-	-
Other receivables	553	532	10	6	6	-
	4 939	4 644	212	50	30	3

	Net carrying amount as of 31 December 2024	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 792	3 531	177	34	32	18
Loans to customers	68	58	-	-	10	-
Interest receivables	43	43	-	-	-	-
Other receivables	467	450	4	5	8	-
	4 369	4 082	181	38	50	18
The above analysis of the age of financial assets that are past due as of the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in 2025 amount to 53m US dollar (2024: 56m US dollar).
AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 27
Risks arising from financial instruments
.

F-

20. Cash and cash equivalents and investment securities
Cash and cash equivalents

Million US dollar	31 December 2025	31 December 2024

Short-term bank deposits	6 248	4 964
Cash and bank accounts	5 390	6 210
Cash and cash equivalents	11 638	11 174

Bank overdrafts	(14)	-
Cash and cash equivalents in the statement of cash flows	11 623	11 174
The cash outstanding as of 31 December 2025 includes restricted cash for an amount of 106m US dollar (31 December 2024: 99m US dollar). This restricted cash mainly relates to amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (80m US dollar).
Investment securities

Million US dollar	31 December 2025	31 December 2024

Investment in unquoted companies	134	139
Investment in debt securities	27	29
Non-current investments	161	168

Investment in debt securities	306	221
Current investments	306	221
As of 31 December 2025, current debt securities of 306m US dollar mainly represented investments in government bonds (31 December 2024: 221m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.
21. Changes in equity and earnings per share
STATEMENT OF CAPITAL
The tables below summarize the changes in issued capital and treasury shares during the year ended 31 December 2025:

Issued capital

Issued capital	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
At the end of the current period	2 019	1 736
Of which:
Ordinary shares	1 797
Restricted shares	222

	Treasury shares		Result on the use of treasury shares

Treasury shares	Million shares	Million US dollar	Million US dollar

At the end of the previous year	43.8	(3 886)	(5 406)
Changes during the period	24.7	(1 197)	(910)
At the end of the current period	68.5	(5 083)	(6 316)
As of 31 December 2025, the share capital of AB InBev amounts to
1 238 608 344.12
euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 68 489 754 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for
222 041 979
restricted shares. As of 31 December 2025, the total of authorized, unissued capital amounts to 37m euro.
The treasury shares held by the company are reported in equity in Treasury shares.

F-

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.
The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination
), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 31 December 2025, from the 326 million restricted shares issued at the time of the SAB combination, 104 million restricted shares were converted into new ordinary shares.
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
In the year ended 31 December 2025, Ambev performed a share buyback for an amount of 323m US dollar. The purchases did not impact AB InBev’s profit.
ACQUISITIONS AND DISPOSALS OF OWN SHARES (REPORT ACCORDING TO ARTICLE 7:220 OF THE BELGIAN COMPANIES CODE OF COMPANIES AND ASSOCIATIONS) AND BORROWINGS OF OWN SHARES– PURCHASE OF OWN SHARES
During 2025, the company has acquired treasury shares in accordance with article 7:215 of the Belgian Code of Companies and Associations (former article 620 of the Belgian Companies Code) and has proceeded with the following disposals of its own shares.
Treasury shares
Using the powers granted at the shareholders meeting of 28 April 2021, the Board of Directors approved a share buyback program for an amount of 2 billion US dollar in 2024. As of 31 December 2025, AB InBev bought back 34 615 419 shares for a total amount of 2 billion US dollar, corresponding to 1.71% of the total shares outstanding.
On 29 October 2025, the Board of Directors approved a new share buyback program for an additional amount of 6 billion US dollar. As of 31 December 2025, AB InBev bought back 6 421 554 shares for a total amount of 400m US dollar corresponding to 0.32% of the total shares outstanding.
As of 31 December 2025, the group owned 68 489 754 own shares of which 67 851 393 were held directly by AB InBev. The par value of the share is 0.61 euro. The treasury shares that the company still owned at the end of 31 December 2025 represented 51 266 673 US dollar (41 778 750 euro) of the subscribed capital.
Borrowed shares
In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2025, the company had stock lending arrangements in place for up to 26.7 million shares, which were used to fulfill share-based compensation plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.
DIVIDENDS
On
29 October 2025
, an interim dividend of 0.15 euro per share or approximately 296m euro was approved by the Board of Directors. This interim dividend was paid out as of 20 November 2025. On 11 February 2026, in addition to the interim dividend, a dividend of
1.00
euro per share or

approximately
1 972
m euro was proposed by the Board of Directors, reflecting a total dividend payment for the 2025 fiscal year of
1.15
euro per share or

approximately
2 268
m euro, and will be subject to approval at the shareholders’ meeting on 29 April 2026.

F-

On 30 April 2025, a dividend of 1.00 euro per share or 1 986m euro was approved at the shareholders’ meeting. The dividend was paid out as of 8 May 2025.
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
TRANSFERS FROM SUBSIDIARIES
The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As of 31 December 2025, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.
Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.
OTHER COMPREHENSIVE INCOME RESERVES
The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves

As of 1 January 2025	(38 670)	490	(1 020)	(39 201)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	6 594	-	-	6 594
Cash flow hedges	-	(100)	-	(100)
Re-measurements of post-employment benefits	-	-	66	66
Other comprehensive income/(loss)	6 594	(100)	66	6 560
As of 31 December 2025	(32 076)	390	(954)	(32 641)
The gain in translation reserves is primarily related to the appreciation of the closing rates of the Brazilian real, Colombian peso, Mexican peso, the Peruvian sol, and the South African rand, partially offset by the appreciation of the closing rate of the Euro which resulted in a net foreign exchange translation adjustment of 6 594m US dollar as of 31 December 2025 (increase of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves

As of 1 January 2024	(30 180)	181	(1 155)	(31 155)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(8 490)	-	-	(8 490)
Cash flow hedges	-	309	-	309
Re-measurements of post-employment benefits	-	-	135	135
Other comprehensive income/(loss)	(8 490)	309	135	(8 046)
As of 31 December 2024	(38 670)	490	(1 020)	(39 201)

F-

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves

As per 1 January 2023	(34 677)	145	(1 021)	(35 553)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	4 497	-	-	4 497
Cash flow hedges	-	36	-	36
Re-measurements of post-employment benefits	-	-	(134)	(134)
Other comprehensive income/(loss)	4 497	36	(134)	4 398

As per 31 December 2023	(30 180)	181	(1 155)	(31 155)
EARNINGS PER SHARE
The calculation of basic earnings per share for the year ended 31 December 2025 is based on the profit attributable to equity holders of AB InBev of 6 837m US dollar (31 December 2024: 5 855m US dollar, 31 December 2023: 5 341m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including stock lending) per end of the period, calculated as follows:

Million shares	2025	2024	2023

Issued ordinary and restricted shares as of 1 January, net of treasury shares	1 975	1 984	1 984
Effect of stock lending	27	29	30
Effect of delivery of treasury shares and share buyback programs	(18)	(9)	2
Weighted average number of ordinary and restricted shares as of 31 December	1 984	2 003	2 016
The calculation of diluted earnings per share for the year ended 31 December 2025 is based on the profit attributable to equity holders of AB InBev of 6 837m US dollar (31 December 2024: 5 855m US dollar; 31 December 2023: 5 341m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including stock lending) at the end of the period, calculated as follows:

Million shares	2025	2024	2023

Weighted average number of ordinary and restricted shares as of 31 December	1 984	2 003	2 016
Effect of share options, PSUs and restricted stock units	34	41	38
Weighted average number of ordinary and restricted shares (diluted) as of 31 December	2 018	2 044	2 054
The calculation of the Underlying EPS is based on the profit before exceptional items and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before exceptional items, attributable to equity holders of AB InBev and underlying profit is calculated as follows:

For the year ended 31 December Million US dollar	2025	2024	2023

Profit attributable to equity holders of AB InBev	6 837	5 855	5 341

Net impact of exceptional items on profit (refer to Note 8)	499	1 062	614

Profit before exceptional items, attributable to equity holders of AB InBev	7 336	6 917	5 955

Hyperinflation impacts	74	145	203

Underlying profit	7 410	7 061	6 158
The table below sets out the EPS calculation:

For the year ended 31 December Million US dollar	2025	2024	2023

Profit attributable to equity holders of AB InBev	6 837	5 855	5 341
Weighted average number of ordinary and restricted shares	1 984	2 003	2 016
Basic EPS	3.45	2.92	2.65

Profit attributable to equity holders of AB InBev	6 837	5 855	5 341
Weighted average number of ordinary and restricted shares (diluted)	2 018	2 044	2 054
Diluted EPS	3.39	2.86	2.60

Underlying profit	7 410	7 061	6 158
Weighted average number of ordinary and restricted shares	1 984	2 003	2 016
Underlying EPS	3.73	3.53	3.05

F-

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS, 22m share options were anti-dilutive and not included in the calculation of the dilutive effect per 31 December 2025 (31 December 2024: 40m share options; 31 December 2023: 46m share options).

F-

22. Interest-bearing loans and borrowings

Million US dollar	31 December 2025	31 December 2024
Unsecured bond issues	70 199	68 857
Lease liabilities	1 776	1 748
Unsecured other loans	139	100
Secured bank loans	15	16
Non-current interest-bearing loans and borrowings	72 128	70 720

Unsecured bond issues	-	627
Lease liabilities	621	556
Unsecured bank loans	178	94
Unsecured other loans	82	169
Secured bank loans	3	3
Current interest-bearing loans and borrowings	885	1 449

Interest-bearing loans and borrowings	73 013	72 169
As of 31 December 2025 , current and non-current interest-bearing loans and borrowings totaled 73.0 billion US dollar, compared to 72.2 billion USD as of 31 December 2024. Further details on the company’s exposure to interest rate and foreign currency risk are provided in
Note 27 Risks arising from financial instruments.
As of 31 December 2025, the company had no outstanding balance under its commercial paper programs (31 December 2024: nil). The programs authorize issuances of up to USD 5.0 billion and EUR 3.0 billion, respectively.
In May 2025, Anheuser-Busch InBev NV/SA (“ABISA”) completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in million)	Coupon rate
19 May 2025	ABISA	19 May 2033	EUR	1 250	3.375%
19 May 2025	ABISA	19 May 2038	EUR	1 500	3.875%
19 May 2025	ABISA	19 May 2045	EUR	500	4.125%
Additionally, the company completed the tender offers of three series of notes issued by Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”) and repurchased 1.8 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of repurchase	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in million)	Principal amount repurchased (in million)	Principal amount not repurchased (in million)
30 May 2025	ABIWW	4.750% Notes due 2029	USD	4 250	1 321	2 929
30 May 2025	ABIWW and ABC	4.900% Notes due 2046	USD	9 160	330	8 830
30 May 2025	ABIFI	4.900% Notes due 2046	USD	1 457	167	1 291
These tender offers were financed with cash.
In May 2025, the company announced that its wholly-owned subsidiary ABIWW exercised its option to redeem the entire outstanding principal amount of the series of notes presented in the table below, for an aggregate principal amount of 1.6 billion US dollar.
In October 2025, the company announced that ABISA and its wholly-owned subsidiaries ABIWW and ABC exercised their respective options to redeem the entire outstanding principal amounts of the series of notes presented in the table below, for an aggregate principal amount of 2.0 billion US dollar.

Date of redemption	Issuer (abbreviated)	Title of series of notes redeemed	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)
30 May 2025	ABIWW	4.000% Notes due 2028	USD	1 632	1 632
18 November 2025	ABISA	2.700% Notes due 2026	EUR	615	615
29 December 2025	ABIWW and ABC	3.650% Notes due 2026	USD	1 307	1 307

F-

Net debt
Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.

Million US dollar	31 December 2025	31 December 2024
Non-current interest-bearing loans and borrowings	72 128	70 720
Current interest-bearing loans and borrowings	885	1 449
Interest-bearing loans and borrowings	73 013	72 169

Bank overdrafts	14	-
Cash and cash equivalents	(11 638)	(11 174)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(116)	(99)
Debt securities (included within Investment securities)	(333)	(251)
Net debt	60 941	60 645
AB InBev’s net debt increased to 60.9 billion US dollar as of 31 December 2025, from 60.6 billion US dollar as of 31 December 2024. In addition to operating results net of capital expenditures, the change in net debt primarily reflects the payment of interest and tax (5.9 billion US dollar), share buybacks by AB InBev and Ambev (2.6 billion US dollar), dividend payments to shareholders of AB InBev, Ambev and minorities (4.5 billion US dollar), and a foreign exchange impact on net debt (2.8 billion US dollar increase of net debt).
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

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt
Balance as of 1 January 2025	70 720	1 449
Proceeds from borrowings	3 665	735
Repayments of borrowings	(3 442)	(3 419)
Capitalization / (payment) of lease liabilities	382	(499)
Amortized cost	68	-
Unrealized foreign exchange effects	3 271	63
Current portion of long-term debt	(2 535)	2 535
(Gain)/Loss on bond redemption and other movements	(1)	20
Balance as of 31 December 2025	72 128	885

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt
Balance as of 1 January 2024	74 163	3 987
Proceeds from borrowings	5 337	128
Repayments of borrowings	(6 036)	(3 259)
Capitalization / (payment) of lease liabilities	416	(698)
Amortized cost	63	1
Unrealized foreign exchange effects	(1 583)	(165)
Current portion of long-term debt	(1 302)	1 302
(Gain)/Loss on bond redemption and other movements	(338)	152
Balance as of 31 December 2024	70 720	1 449

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt
Balance at 1 January 2023	78 880	1 029
Proceeds from borrowings	59	143
Repayments of borrowings	(3 004)	(94)
Capitalization / (payment) of lease liabilities	686	(458)
Amortized cost	61	-
Unrealized foreign exchange effects	909	83
Current portion of long-term debt	(3 113)	3 113
(Gain)/Loss on bond redemption and other movements	(316)	171
Balance at 31 December 2023	74 163	3 987

F-

23. Pensions and similar obligations
AB InBev sponsors various post-employment benefit plans worldwide, which include both defined contribution plans, defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.
DEFINED CONTRIBUTION PLANS
For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2025, contributions paid into defined contribution plans for the company amounted to 178m US dollar compared to 183m US dollar for 2024 and 166m US dollar for 2023.
DEFINED BENEFIT PLANS
During 2025, the company contributed to 82 defined benefit plans, of which 64 are retirement or leaving service plans, 14 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.
The present value of funded obligations includes a 105m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. As at 31 December 2025, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the statement of financial position is nil.
The employee benefit net liability amounts to 1 125m US dollar as of 31 December 2025 compared to 1 254m US dollar as of 31 December 2024. In 2025, the fair value of the plan assets increased by 304m US dollar and the defined benefit obligations increased by 139m US dollar.
The company’s net liability for post-employment and long-term employee benefit plans comprises the following:

Million US dollar	2025	2024
Present value of funded obligations	(4 209)	(4 090)
Fair value of plan assets	3 851	3 547
Present value of net obligations for funded plans	(358)	(543)
Present value of unfunded obligations	(562)	(542)
Present value of net obligations	(920)	(1 085)

Unrecognized asset	(95)	(63)
Net liability	(1 015)	(1 148)

Other long term employee benefits	(110)	(106)
Total employee benefits	(1 125)	(1 254)

Employee benefits amounts in the statement of financial position:
Liabilities	(1 275)	(1 296)
Assets	150	42
Net liability	(1 125)	(1 254)

F-

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2025	2024	2023
Defined benefit obligation at 1 January	(4 632)	(5 403)	(5 191)
Current service costs	(46)	(51)	(50)
Interest cost	(275)	(282)	(302)
Past service gain/(cost)	(2)	3	4
Settlements	16	133	99
Benefits paid	389	432	469
Contribution by plan participants	(2)	(2)	(2)
Actuarial gains/(losses) – demographic assumptions	42	(4)	17
Actuarial gains/(losses) – financial assumptions	35	267	(220)
Experience adjustments	(40)	(13)	(44)
Exchange differences	(271)	288	(182)
Transfers and other movements	15	-	-
Defined benefit obligation at 31 December	(4 771)	(4 632)	(5 403)
As of the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.0 billion US dollar relating to active employees, 0.8 billion US dollar relating to deferred members and 3.0 billion US dollar relating to members in retirement.
The changes in the fair value of plan assets are as follows:

Million US dollar	2025	2024	2023
Fair value of plan assets at 1 January	3 547	3 882	3 807
Interest income	208	199	217
Administration costs	(16)	(14)	(17)
Return on plan assets exceeding interest income	63	(26)	94
Contributions by AB InBev	274	267	218
Contributions by plan participants	2	2	2
Benefits paid net of administration costs	(389)	(432)	(469)
Assets distributed on settlements	(17)	(130)	(97)
Exchange differences	201	(200)	127
Transfers and other movements	(22)	-	-
Fair value of plan assets at 31 December	3 851	3 547	3 882
Actual return on plans assets amounted to a gain of 271m US dollar in 2025 compared to a gain of 173m US dollar in 2024.
The changes in the unrecognized asset are as follows:

Million US dollar	2025	2024	2023
Irrecoverable surplus impact at 1 January	(63)	(38)	(43)
Interest expense	(7)	(4)	(4)
Changes excluding amounts included in interest expense	(25)	(21)	9
Irrecoverable surplus impact at 31 December	(95)	(63)	(38)
The expense recognized in the income statement with regards to defined benefit plans can be detailed as follows:

Million US dollar	2025	2024	2023
Current service costs	(46)	(51)	(50)
Administration costs	(16)	(18)	(17)
Past service cost due to plan amendments, curtailments or settlements	(2)	6	6
(Losses)/gains due to experience and demographic assumption changes	(1)	(1)	(1)
Profit from operations	(65)	(63)	(61)
Net finance cost	(74)	(88)	(88)
Total employee benefit expense	(139)	(151)	(150)
The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2025	2024	2023
Cost of sales	(20)	(20)	(18)
Distribution expenses	(8)	(10)	(9)
Sales and marketing expenses	(14)	(14)	(14)
Administrative expenses	(23)	(18)	(21)
Net finance cost	(74)	(88)	(88)
Total employee benefit expense	(139)	(151)	(150)

F-

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the reporting date are as follows:

	2025

	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	5.5%	4.7%	9.3%	11.0%	5.5%	6.0%
Price inflation	2.0%	2.0%	3.5%	3.5%	2.7%	2.5%
Future salary increases	-	1.0%	4.3%	4.1%	-	3.7%
Future pension increases	-	2.0%	3.5%	3.5%	2.7%	2.6%
Medical cost trend rate	6.3%- 4.5%	4.5%	-	7.1%	-	6.3%-6%
Life expectation for a 65-year old male	86	87	85	85	85	86
Life expectation for a 65-year old female	87	89	88	88	87	88

	2024

	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	5.7%	4.6%	10.8%	11.0%	5.6%	6.0%
Price inflation	2.0%	2.0%	3.5%	3.5%	3.2%	2.5%
Future salary increases	-	1.0%	4.3%	6.7%-3.9%	-	3.6%
Future pension increases	-	2.0%	3.5%	3.5%	3.1%	2.8%
Medical cost trend rate	6.5%-4.5%	4.5%	-	7.1%	-	6.3%-5.9%
Life expectation for a 65-year old male	86	87	85	85	86	86
Life expectation for a 65-year old female	88	89	88	88	89	88
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
The weighted average duration of the defined benefit obligation in 2025 is 9.8 years (2024: 10.5 years). An increase in bond yields reduces the average duration.

F-

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	2025

Million US dollar	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	0.5%	(217)	236
Price inflation	0.5%	97	(96)
Future salary increases	0.5%	19	(18)
Medical cost trend rate	0.5%	20	(17)
Mortality	One year	130	(132)
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
The fair value of plan assets at 31 December consists of the following:

	2025			2024

Million US dollar	Quoted	Unquoted	Total	Quoted	Unquoted	Total

Government bonds	36%	-	36%	37%	-	37%
Corporate bonds	36%	0%	36%	27%	1%	28%
Equity instruments	15%	-	15%	22%	-	22%
Property	-	5%	5%	-	7%	7%
Insurance contracts and others	5%	2%	7%	4%	2%	6%
	93%	7%	100%	90%	10%	100%
AB InBev expects to contribute approximately 103m US dollar for its funded defined benefit plans and 81m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2026.
24. Share-based payments
Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans: the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“RSU Plan for Directors”), and the various long-term incentive plan for executives (“LTI Plan Executives”). These share-based payment programs relate to either AB InBev shares or American Depository Shares (“ADSs”) as underlying equity instruments. All the company share-based payment plans are equity-settled. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. Share-based payment transactions resulted in a total expense of 625m US dollar for 2025, as compared to 644m US dollar for 2024 and 570m US dollar for 2023.
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
During 2025, AB InBev issued 2.1m discounted and matching RSUs in relation to bonuses granted to company employees and management (2024: 1.6m discounted and matching RSUs). These discounted and matching RSUs represent a fair value of approximately 128m US dollar (2024: 94m US dollar).

F-

RSU Plan for Directors
The remuneration of the directors comprises a fixed cash fee component and a share-based component. The share-based portion of the remuneration of the directors of the company is granted in the form of RSUs that vest after five years and, upon vesting, entitle their holders to one AB InBev share per RSU.
During 2025, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (2024: 0.1m with an estimated fair value of 4m US dollar).
Annual LTI Plans for Executives
Subject to management’s assessment of the executive’s performance and future potential, members of senior management may be eligible for an annual long-term incentive to be paid out in RSUs, Performance Stock Units (“PSUs”) and/or stock options.

●
Long-term Incentive RSUs
: They cliff vest over a three or five-year period. Upon vesting, each RSU entitles its holder to acquire one share. During 2025, AB InBev issued 3.1m RSUs with an estimated fair value of 191m US dollar under this plan (2024: 4.4m RSUs with an estimated fair value of 239m US dollar under this plan). Out of these RSUs, 0.2m RSUs were granted to members of the Executive Committee (2024: 0.5m RSUs).

●
Long-term PSUs
: They cliff vest over a three-year period. Upon vesting of the PSUs, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (“TSR”) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such units entitle their holders is subject to a hurdle and cap. During 2025, 0.4m PSUs were granted to Executives with an estimated fair value of 35m US dollar (2024: 0.8m PSUs with an estimated fair value of 45m US dollar under this plan). Out of these PSUs, 60 thousand PSUs were granted to members of the Executive Committee (2024: 134 thousand PSUs).

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
During 2025 and 2024, no exceptional grants were made to Executives.
Other Recurring LTI RSU Plans for Executives
AB InBev has specific recurring long-term RSU incentive programs in place, including:

●
A
base long-term RSUs program
allowing for the offer of RSUs to members of the company’s senior management. In addition to the annual Long-term RSUs described above, under this program, RSUs can be granted under other sub-plans with specific terms and conditions and for specific purposes, e.g., for special retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the RSUs vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. In 2025, 0.7m RSUs with a three- or five-year vesting and an estimated fair value of 42m US dollar and 2.9m RSUs with a performance test, five-year vesting and an estimated fair value of 62m US dollar were granted under this program (2024: 0.2m RSUs with an estimated fair value of 12m US dollar). Out of these RSUs, 0.9 m RSUs were granted to members of the Executive Committee (2024: nil).

Other disclosures for Share-based payments
No stock options were granted in 2023, 2024 and 2025. The total number of outstanding AB InBev options developed as follows:

Million options	2025	2024	2023
Options outstanding at 1 January	69.2	75.8	83.2
Options exercised during the year	(7.9)	-	(2.2)
Options forfeited during the year	(14.3)	(2.9)	(1.3)
Options lapsed during the year	(3.6)	(3.7)	(3.9)
Options outstanding at the end of December	43.4	69.2	75.8

F-

The range of exercise prices of the outstanding options is between 40.40 euro (47.47 US dollar)
1
and 113.25 euro (133.07 US dollar) while the weighted average remaining contractual life is 3.5 years.
All outstanding options are vested at 31 December 2025.
The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar	2025	2024	2023
Options outstanding at 1 January	71.59	79.46	76.04
Exercised during the year	47.47	-	29.96
Forfeited during the year	113.00	75.45	67.66
Lapsed during the year	129.02	102.10	96.27
Outstanding at the end of December	71.06	71.59	79.46
Exercisable at the end of December	71.06	93.25	108.11
The total number of outstanding AB InBev RSUs and PSUs developed as follows:

Million RSU and PSUs	2025	2024	2023
RSUs and PSUs outstanding at 1 January	31.2	29.0	28.7
RSUs and PSUs issued during the year	9.7	7.3	5.9
RSUs and PSUs vested during the year	(14.9)	(4.1)	(4.3)
RSUs and PSUs forfeited during the year	(0.8)	(1.1)	(1.3)
RSUs and PSUs outstanding at the end of December	25.2	31.2	29.0
AMBEV SHARE-BASED COMPENSATION PROGRAMS
Share-Based Compensation Plan
Ambev has a Share-based compensation plan in place under which different RSU or PSU grant programs may be issued periodically, allowing members of Management and other executives to receive Ambev shares for bonuses granted and other rewards. The vesting period is three
or five years. Under this plan, Ambev issued 33.9m RSUs and PSUs in 2025 with an estimated fair value of 79m US dollar (2024: 25.6m RSUs and PSUs with an estimated fair value of 61m US dollar).
Other disclosures for Share-based payments
As of 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. No stock options were granted in 2025, 2024 and 2023.
The total number of outstanding Ambev options developed as follows:

Million options	2025	2024	2023
Options outstanding at 1 January	72.5	88.0	99.8
Options forfeited during the year	(12.3)	(15.5)	(11.8)
Options outstanding at the end of December	60.2	72.5	88.0
The range of exercise prices of the outstanding options is between 16.34 Brazilian real (2.97 US dollar) and 22.4 Brazilian real (4.07 US dollar) while the weighted average remaining contractual life is 2.2 years.
All outstanding options are vested at 31 December 2025.
The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar	2025	2024	2023
Options outstanding at 1 January	2.95	3.89	3.72
Forfeited during the year	3.34	3.60	4.68
Outstanding at the end of December	3.44	2.95	3.89
Exercisable at the end of December	3.44	2.95	3.94

1
Amounts have been converted to US dollar at the closing rate of the respective period.

F-

The total number of outstanding Ambev RSUs and PSUs developed as follows:

Million RSUs and PSUs	2025	2024	2023
RSUs and PSUs outstanding at 1 January	120.4	120.0	109.8
RSUs and PSUs issued during the year	33.9	25.6	33.7
RSUs and PSUs vested during the year	(48.7)	(20.3)	(18.3)
RSUs and PSUs forfeited during the year	(4.8)	(4.9)	(5.2)
RSUs and PSUs outstanding at the end of December	100.8	120.4	120.0
BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM
Share-Based Compensation Plan
In March 2020, Budweiser APAC set up a program allowing for certain employees to invest some or all of their variable compensation in Budweiser APAC shares (Voluntary Shares). As an additional reward, employees who invest in Voluntary Shares also receive a company shares match of one and a half matching shares for each Voluntary Share invested up to a limited total percentage of each employee’s variable compensation. In 2025, Budweiser APAC issued 9.2m matching RSUs in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 11m US dollar (2024: 8.8m matching restricted stock units with an estimated fair value of 14m US dollar).
Discretionary Restricted Stock Units Plan
In December 2019, Budweiser APAC set up a discretionary RSUs plan which allows for the offer of RSUs to certain employees in certain specific circumstances, at the discretion of the Board, e.g., as a special retention incentive. The RSUs vest after three to five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2025 and 2024, no RSUs were granted under this program.
New Restricted Stock Units Plan
In November 2020, Budweiser APAC set up a new RSUs plan which allows for the offer of RSUs to certain eligible employees in certain specific circumstances, at the discretion of the Board, e.g., as a long-term incentive. The vesting period of the RSUs is in principle between three and five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer periods for specific grants or introduce performance tests similar to other programs in the company. In 2023, some RSUs include a performance test. They cliff vest between three and five years. Upon vesting, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three
to five-year TSR relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such units entitle their holders is subject to a hurdle and cap. During 2025, 29.8m RSUs with an estimated fair value of 30m US dollar were granted under this program to a selected number of employees (2024: 30.8m RSUs with an estimated fair value of 30m US dollar).
25. Provisions

Million US dollar	Restructuring	Disputes	Other	Total
Balance as of 1 January 2025	62	472	43	576
Effect of movements in foreign exchange	6	34	1	41
Provisions made	29	247	-	276
Provisions used	(40)	(122)	(8)	(170)
Provisions reversed	(15)	(73)	-	(88)
Other movements	-	(15)	(2)	(17)
Balance as of 31 December 2025	41	543	33	617

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2024	69	476	44	589
Effect of movements in foreign exchange	(3)	(58)	-	(61)
Provisions made	51	158	9	218
Provisions used	(54)	(63)	(1)	(117)
Provisions reversed	(2)	(68)	-	(69)
Other movements	-	27	(9)	18
Balance at 31 December 2024	62	472	43	576

F-

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8
Exceptional items
. Provisions for disputes mainly relate to various disputed taxes other than income taxes and to claims from former employees.
The provisions are expected to be settled within the following time windows:

Million US dollar	Due within one year	Due after one year	Total
Restructuring	30	11	41

Indirect taxes	29	98	127
Labor	32	71	104
Commercial	18	39	57
Excise duties	2	7	9
Other disputes	61	185	246
Disputes	142	401	543

Other provisions	20	13	33
Total provisions	192	425	617
26. Trade and other payables

Million US dollar	31 December 2025	31 December 2024

Indirect taxes payable	108	93
Trade payables	671	424
Deferred consideration on acquisitions	21	221
Other payables	69	59
Non-current trade and other payables	869	797

Trade payables and accrued expenses	17 055	16 010
Payroll and social security payables	1 606	1 623
Indirect taxes payable	3 021	2 560
Interest payable	1 369	1 336
Consigned packaging	1 093	1 017
Dividends payable	610	767
Deferred consideration on acquisitions	223	69
Other payables and deferred income	479	422
Current trade and other payables	25 455	23 804
The company has entered into reverse factoring arrangements with suppliers in the amount of 41m US dollar as of 31 December 2025, mostly due to legal requirements (31 December 2024: 41m US dollar). The nature, as well as the terms and conditions of the liabilities that are part of these arrangements do not differ from those of the company’s normal trade payables. As a result, these are presented as part of Trade and other payables in accordance with IAS 1
Presentation of financial statements
.
As of 31 December 2025, deferred consideration on acquisitions is mainly comprised of 0.2 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”) (31 December 2024: 0.2 billion US dollar). See also Note 27
Risk arising from financial instruments
and Note 28
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other
.

F-

27. Risks arising from financial instruments
A)   FINANCIAL ASSETS AND LIABILITIES
The table below presents the company’s financial assets and liabilities as of the reporting dates indicated.

	31 December 2025				31 December 2024

Million US dollar	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total

Cash and cash equivalents	11 638	-	-	11 638	11 174	-	-	11 174
Trade and other receivables	5 406	-	-	5 406	4 714	-	-	4 714
Investment securities	27	306	134	467	30	221	138	389
Foreign exchange derivatives	-	26	38	63	-	23	433	457
Commodities	-	-	439	439	-	-	106	106
Cross currency interest rate swaps	-	-	214	214	-	-	249	249
Interest rate swaps	-	11	-	11	-	3	-	3
Financial assets	17 070	343	825	18 239	15 918	247	927	17 092
Non-current	499	-	279	778	382	-	399	781
Current	16 571	343	546	17 460	15 536	247	528	16 311

Trade and other payables	21 348	241	-	21 589	20 037	288	-	20 325
Non-current interest-bearing loans and borrowings	70 938	1 191	-	72 128	69 011	1 709	-	70 720
Current interest-bearing loans and borrowings	885	-	-	885	1 449	-	-	1 449
Bank overdrafts	14	-	-	14	-	-	-	-
Equity swaps	-	5 481	-	5 481	-	5 614	-	5 614
Foreign exchange derivatives	-	127	435	563	-	30	22	52
Commodities	-	-	46	46	-	-	70	70
Cross currency interest rate swaps	-	-	205	205	-	-	55	55
Interest rate swaps	-	102	-	102	-	94	-	94
Financial liabilities	93 184	7 143	686	101 013	90 497	7 735	147	98 379
Non-current	71 678	1 320	183	73 182	69 494	1 933	66	71 492
Current	21 506	5 822	503	27 831	21 003	5 802	82	26 887

F-

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
The table below provides an overview of the notional amounts of derivatives outstanding as of the dates indicated by maturity bucket.

	31 December 2025					31 December 2024

Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Foreign exchange forwards	10 498	344	-	-	-	8 867	300	150	-	-
Other foreign exchange derivatives	315	-	-	-	-	385	-	150	400	-

Interest rate
Interest rate swaps	1 191	-	-	-	-	1 791	-	-	-	-
Cross currency interest rate swaps	510	2 593	2 010	2 025	715	1 558	510	2 593	3 598	690

Commodities
Aluminum swaps	2 250	62	-	-	-	1 841	-	-	-	-
Other commodity derivatives	591	39	-	-	-	630	26	-	-	-

Equity
Equity derivatives	11 898	-	-	-	-	10 520	-	-	-	-

F-

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

	31 December 2025			31 December 2024 1

Million US dollar	Total exposure	Total hedges	Open position	Total exposure	Total hedges	Open position

US dollar/Brazilian real	(1 682)	1 671	(11)	(1 823)	1 456	(367)
US dollar/Mexican peso	(1 203)	1 182	(21)	(1 250)	1 092	(158)
US dollar/Colombian peso	(494)	460	(34)	(504)	482	(22)
US dollar/South African rand	(385)	388	3	(373)	333	(40)
US dollar/Canadian dollar	(317)	312	(5)	(286)	243	(43)
US dollar/Argentine peso	(274)	-	(274)	(326)	-	(326)
US dollar/Honduran lempira	(226)	-	(226)	(225)	-	(225)
US dollar/Peruvian nuevo sol	(194)	199	5	(236)	215	(21)
US dollar/South Korean won	(182)	190	8	(160)	116	(44)
US dollar/Chinese yuan	(179)	201	22	(66)	52	(14)
US dollar/Chilean peso	(164)	151	(13)	(144)	127	(17)
US dollar/Paraguayan guarani	(150)	142	(8)	(144)	127	(17)
US dollar/Euro	(130)	128	(2)	(126)	106	(20)
US dollar/Indian rupee	(120)	115	(5)	(113)	69	(44)
US dollar/Dominican peso	(119)	-	(119)	(129)	-	(129)
US dollar/Bolivian boliviano	(112)	-	(112)	(104)	-	(104)
Euro/South African rand	(136)	133	(3)	(108)	111	3
Euro/Mexican peso	(123)	89	(34)	(91)	92	1
Mexican peso/Euro	(118)	97	(21)	(153)	132	(21)
Others	(502)	452	(50)	(567)	441	(126)
Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below.
Hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.
Net losses on hedging instruments reported in the finance line in 2025 amounted to (0.3) billion US dollar and were largely related to foreign-currency hedges associated with commodity purchases, deemed operating in nature.
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
section below.

1
Amended to conform to the 2025 presentation.

F-

Currency sensitivity analysis
Currency transactional risk
Most of AB InBev’s non-derivative financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Argentine peso, Honduran lempira, Dominican peso and Bolivian boliviano against the US dollar.
The company uses a sensitivity analysis to estimate the impact in its consolidated income statement and other comprehensive income of a strengthening or a weakening of the US dollar against the other group currencies. In case the open positions remain unchanged and with all other variables held constant, a 10% strengthening or weakening of the US dollar against other currencies could lead to an estimated decrease/increase on the consolidated profit before tax of approximately 91m US dollar over the next 12 months (31 December 2024: 169m US dollar; 31 December 2023: 98m US dollar). Applying a similar sensitivity on the total derivatives positions could lead to a negative/positive pre-tax impact on
equity reserves of 516m US dollar (31 December 2024: 446m US dollar). The results of the sensitivity analysis should not be considered as projections of likely future events, as the gains or losses from exchange rates in the future may differ due to developments in the global financial markets.
Foreign exchange risk on net investments in foreign operations
AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative financial instruments as hedging instruments.
As of 31 December 2025, designated derivative financial instruments in net investment hedges applied on the company’s debt amount to 7 239m US dollar equivalent (31 December 2024: 7 835m US dollar). These instruments hedge foreign operations with Chinese yuan, Canadian dollar, South Korean won and Mexican peso functional currencies.
Net foreign exchange results
Foreign exchange results recognized on hedged and unhedged exposures are as follows:

Million US dollar	2025	2024	2023
Hedged (economic hedges)	93	(186)	70
Not hedged	(479)	40	(423)
	(386)	(147)	(353)
Out of the net (0.4) billion US dollar foreign exchange losses reported in the finance line in 2025, approximately (0.2) billion US dollar was related to foreign exchange exposures that are deemed operating in nature.
D) INTEREST RATE RISK
The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.
Fair value hedges
US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)
The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.2 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in fair value hedge accounting relationships.
Cash flow hedges
Pound sterling bond hedges (foreign currency risk and interest rate risk on borrowings in pound sterling)
In May 2017, the company issued a pound sterling bond for 700m pound sterling at a rate of 2.25% per year and maturing in May 2029, and issued a pound sterling bond for 900m pound sterling at a rate of 2.85% per year and maturing in May 2037. These bonds have a principal outstanding as of 31 December 2025 of 232m and 156m pound sterling, respectively.
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

31 December 2025 Interest-bearing financial liabilities Million US dollar	Before hedging		After hedging
	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
US dollar	-	-	4.9%	1 193
Other	11.0%	334	10.9%	333
		334		1 527
Fixed rate
US dollar	5.3%	41 499	5.6%	32 965
Euro	2.7%	28 593	2.6%	29 274
Chinese yuan	3.8%	38	2.7%	2 768
Canadian dollar	4.5%	566	4.3%	2 668
South Korean won	5.3%	39	2.7%	2 049
Mexican peso	13.2%	225	13.2%	225
Pound sterling	2.5%	567	2.7%	37
Other	9.6%	1 165	9.5%	1 515
		72 693		71 500

31 December 2024 Interest-bearing financial liabilities Million US dollar	Before hedging		After hedging
	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
US dollar	-	-	5.3%	1 792
Other	11.2%	184	11.2%	184
		184		1 975
Fixed rate
US dollar	5.1%	46 192	5.4%	36 780
Euro	2.5%	22 653	2.5%	23 530
Chinese yuan	3.2%	41	2.6%	2 921
Canadian dollar	4.5%	555	4.4%	2 657
South Korean won	4.9%	40	2.3%	2 200
Mexican peso	15.7%	239	10.8%	1 239
Pound sterling	3.3%	1 154	2.6%	34
Other	8.6%	1 111	10.1%	833
		71 986		70 195
As of 31 December 2025, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as presented above included bank overdrafts of 14m US dollar (31 December 2024: nil). Of the company’s interest-bearing financial liabilities, 1 527m US dollar or 2.1% bore interest at a variable rate.
The sensitivity analysis has been prepared based on the exposure to interest rates for the floating rate debt after hedging, assuming the amount of liability outstanding at reporting date was outstanding for the whole year. The company estimates that an increase or decrease of 100 basis points represents a reasonably possible change in applicable interest rates. Accordingly, if interest rates had been higher/lower by 100 basis points, with all other variables held constant, the interest expense would have been 15m US dollar higher/lower (31 December 2024: 20m US dollar; 31 December 2023: 26m US dollar). This impact would have been more than offset by 112m US dollar higher/lower interest income on interest-bearing financial assets (31 December 2024: 105m US dollar; 31 December 2023: 96m US dollar). Additionally, the pre-tax impact on equity reserves from the market value of hedging instruments would not have been significant.

F-

Interest expense
Interest expense recognized on unhedged and hedged financial liabilities was as follows:

Million US dollar	2025	2024	2023
Financial liabilities measured at amortized cost – not hedged	(3 250)	(3 492)	(3 722)
Fair value hedges	(31)	(30)	(22)
Cash flow hedges	26	29	28
Net investment hedges - hedging instruments (interest component)	58	49	10
Economic hedges	3	2	-
	(3 194)	(3 443)	(3 705)
E)  COMMODITY PRICE RISK
The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to price volatility. The most significant commodity hedges are included in the table below (expressed in outstanding notional amounts):

Million US dollar	31 December 2025	31 December 2024

Aluminum	2 312	1 841
Energy	212	207
Corn	197	203
Plastic	86	79
Sugar	66	73
Wheat	43	47
Rice	26	46
	2 942	2 496
Commodity price sensitivity analysis
The impact of changes in prices of commodities that are being financially hedged would not have had a material impact on AB InBev’s profit in 2025 as they are hedged using derivative contracts which are designated in hedge accounting in accordance with IFRS 9 rules.

The related impact is expected to be recognized in the income statement in subsequent periods, principally in 2026, when the underlying forecasted transactions occur.
The table below presents the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures would have on the equity reserves.

	2025			2024

		Pre-tax impact on equity			Pre-tax impact on equity

Million US dollar	Volatility of prices in %¹	Prices increase	Prices decrease	Volatility of prices in %¹	Prices increase	Prices decrease

Aluminum	22%	504	(504)	22%	408	(408)
Energy	47%	100	(100)	44%	92	(92)
Corn	19%	38	(38)	19%	38	(38)
Plastic	16%	14	(14)	16%	12	(12)
Sugar	27%	18	(18)	27%	20	(20)
Wheat	27%	12	(12)	27%	13	(13)
Rice	38%	10	(10)	38%	18	(18)
F)   EQUITY PRICE RISK
AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 24
Share-based Payments.
AB InBev also hedges its exposure arising from shares issued in connection with the Grupo Modelo and SAB combinations (see also Note 11
Finance expense and income
). These derivatives do not qualify for hedge accounting and the changes in fair value are recognized in the income statement.
As of 31 December 2025, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total loss of (213)m US dollar recognized in the income statement for the period in exceptional finance income/(expense). As of 31 December 2025, liabilities for equity swap derivatives amounted to 5.5 billion US dollar (31 December 2024: 5.6 billion US dollar).

1
Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2025 and 31 December 2024.

F-

Equity price sensitivity analysis
The sensitivity analysis on the equity swap derivatives, calculated based on a 24% (2024: 19%; 2023: 18%;) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 1 563m US dollar positive/negative impact on the 2025 profit before tax (31 December 2024: 960m US dollar; 31 December 2023: 1 181m US dollar).
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
The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as of 31 December 2025 to be limited.
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
.
The maximum exposure to credit risk at the reporting date for trade and other receivables, excluding Brazilian tax credits, tax receivables other than income tax and prepaid expenses, was as follows:

	31 December 2025			31 December 2024

Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Trade receivables	4 661	(399)	4 261	4 168	(377)	3 792
Other receivables	1 213	(68)	1 145	984	(61)	923
Trade and other receivables	5 874	(468)	5 406	5 152	(438)	4 714
There was no significant concentration of credit risks with any single counterparty as of 31 December 2025 and no single customer represented more than 10% of the total revenue of the group in 2025.
Impairment losses
The allowance for impairment recognized during the period on trade and other receivables was as follows:

	31 December 2025	31 December 2024	31 December 2023
Balance at end of previous year	(438)	(462)	(416)
Impairment losses	(53)	(56)	(54)
Derecognition	64	24	26
Currency translation and other	(40)	55	(18)
Balance at end of period	(468)	(438)	(462)
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

F-

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
The table below presents the nominal contractual maturities of the company’s non-derivative financial liabilities including interest payments and derivative liabilities:

	31 December 2025

Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(70 199)	(115 992)	(2 962)	(8 108)	(6 398)	(11 951)	(86 573)
Trade and other payables	(26 324)	(26 547)	(25 410)	(150)	(177)	(277)	(532)
Lease liabilities	(2 397)	(2 706)	(704)	(606)	(448)	(447)	(501)
Secured bank loans	(18)	(23)	(5)	(5)	(4)	(9)	-
Unsecured bank loans	(178)	(178)	(178)	-	-	-	-
Unsecured other loans	(221)	(239)	(84)	(132)	(12)	(2)	(10)
Bank overdrafts	(14)	(14)	(14)	-	-	-	-
	(99 351)	(145 700)	(29 358)	(9 001)	(7 039)	(12 686)	(87 617)

Derivative financial liabilities
Equity derivatives	(5 481)	(5 481)	(5 481)	-	-	-	-
Foreign exchange derivatives	(563)	(563)	(416)	(59)	-	(87)	-
Cross currency interest rate swaps	(205)	(205)	(60)	(51)	(32)	(18)	(44)
Interest rate swaps	(102)	(102)	(102)	-	-	-	-
Commodity derivatives	(46)	(46)	(46)	-	-	-	-
	(6 397)	(6 397)	(6 105)	(111)	(32)	(105)	(44)

Of which: related to cash flow hedges	(460)	(460)	(425)	(24)	-	(5)	(6)

	31 December 2024

Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(69 484)	(113 412)	(3 453)	(3 416)	(7 311)	(14 352)	(84 881)
Trade and other payables	(24 601)	(24 760)	(23 750)	(257)	(128)	(328)	(297)
Lease liabilities	(2 303)	(2 592)	(639)	(620)	(398)	(447)	(488)
Secured bank loans	(19)	(25)	(5)	(4)	(4)	(8)	(4)
Unsecured bank loans	(94)	(94)	(94)	-	-	-	-
Unsecured other loans	(269)	(297)	(172)	(94)	(20)	(2)	(9)
	(96 770)	(141 181)	(28 113)	(4 391)	(7 861)	(15 138)	(85 678)

Derivative financial liabilities
Equity derivatives	(5 614)	(5 614)	(5 614)	-	-	-	-
Foreign exchange derivatives	(52)	(52)	(52)	-	-	-	-
Cross currency interest rate swaps	(55)	(55)	9	9	(30)	1	(46)
Interest rate swaps	(94)	(94)	(93)	-	-	-	(1)
Commodity derivatives	(69)	(69)	(69)	-	-	-	-
	(5 885)	(5 885)	(5 818)	9	(30)	1	(47)

Of which: related to cash flow hedges	(134)	(134)	(91)	(2)	(38)	-	(4)

F-

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
J)  FAIR VALUE
The table below summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, lease liabilities and derivative financial instruments have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value.

Interest-bearing financial liabilities	31 December 2025		31 December 2024

Million US dollar	Carrying amount	Fair value	Carrying amount	Fair value

Fixed rate
US dollar	(41 050)	(41 863)	(45 800)	(45 558)
Euro	(27 854)	(27 187)	(21 915)	(21 605)
Pound sterling	(519)	(467)	(1 108)	(1 046)
Canadian dollar	(509)	(465)	(484)	(461)
Other	(364)	(362)	(375)	(373)
	(70 296)	(70 343)	(69 682)	(69 044)
The table below presents the fair value hierarchy, which classifies financial instruments according to the extent to which their valuation relies on observable market inputs:

Fair value hierarchy 31 December 2025 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Derivatives at fair value through profit and loss	-	36	-
Derivatives in a cash flow hedge relationship	31	454	-
Derivatives in a net investment hedge relationship	-	207	-
	31	696	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	241
Derivatives at fair value through profit and loss	-	5 609	-
Derivatives in a cash flow hedge relationship	64	396	-
Derivatives in a fair value hedge relationship	-	102	-
Derivatives in a net investment hedge relationship	-	227	-
	64	6 333	241

Fair value hierarchy 31 December 2024 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	26	-
Derivatives in a cash flow hedge relationship	27	416	-
Derivatives in a net investment hedge relationship	-	345	-
	27	796	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	288
Derivatives at fair value through profit and loss	-	5 644	-
Derivatives in a cash flow hedge relationship	29	105	-
Derivatives in a fair value hedge relationship	-	94	-
Derivatives in a net investment hedge relationship	-	14	-
	29	5 857	288
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

F-

Non-derivative financial liabilities
As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the remaining put option is exercisable as from 2026. As of 31 December 2025, the put option on the remaining shares held by ELJ was valued at 210m US dollar (31 December 2024: 195m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.
K)  HEDGING RESERVES
The company’s hedging reserves disclosed in Note 21 C
hanges in equity and earnings per share
relate to the following instruments:

Million US dollar	Commodities	Foreign currency & others	Total hedging reserves

As of 1 January 2025	(241)	731	490
Change in fair value of hedging instrument recognized in OCI	403	(312)	92
Reclassified to profit or loss / cost of inventory	(81)	(111)	(192)
As of 31 December 2025	82	308	390

Million US dollar	Commodities	Foreign currency & others	Total hedging reserves

As of 1 January 2024	(304)	486	181
Change in fair value of hedging instrument recognized in OCI	54	519	573
Reclassified to profit or loss / cost of inventory	9	(273)	(264)
As of 31 December 2024	(241)	731	490
L)  OFFSETTING FINANCIAL ASSETS AND LIABILITIES
The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	31 December 2025

Million US dollar	Gross amount	Net amount recognized in the statement of financial position 1	Other offsetting agreements 2	Total net amount

Derivative assets	728	728	(725)	3
Derivative liabilities	(6 397)	(6 397)	725	(5 672)

	31 December 2024

Million US dollar	Gross amount	Net amount recognized in the statement of financial position 1	Other offsetting agreements 2	Total net amount

Derivative assets	815	815	(814)	1
Derivative liabilities	(5 886)	(5 886)	814	(5 071)

1	Net amount recognized in the statement of financial position after considering agreements that meet the offsetting criteria under IFRS.
2	Other offsetting agreements include collateral, guarantee instruments and offsetting agreements that do not meet the offsetting criteria under IFRS.

F-

28.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	31 December 2025	31 December 2024

Collateral given for own liabilities	292	240

Contractual commitments to purchase property, plant and equipment	171	257

Other contractual commitments	1 687	58

Other commitments	1 816	1 684
The collateral given for own liabilities of 292m US dollar as of 31 December 2025 contains 144m US dollar cash guarantees (31 December 2024: 133m US dollar). Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment, insurance guarantees or letters of guarantees. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37
Provisions, Contingent Liabilities and Contingent Assets
– see also Note 25
Provisions
. In the company’s statement of financial position, the cash guarantees are presented as part of other receivables – see Note 19
Trade and other receivables
. The legal proceedings covered by insurance guarantees and letters of guarantee issued by the company are disclosed in Note 29
Contingencies
. The remaining part of collateral given for own liabilities of 148m US dollar as of 31 December 2025 (31 December 2024: 107m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.
AB InBev has entered into commitments to purchase property, plant and equipment for 171m US dollar at 31 December 2025 (31 December 2024: 257m US dollar).
Other contractual commitments mainly comprise sponsorship agreements and contractual commitments to acquire loans to associates and customers. In a limited number of countries AB InBev has committed itself to acquire loans to associates/customers from banks at their notional amount if the associates/customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 40m US dollar at 31 December 2025 (31 December 2024: 57m
US dollar). During 2025, AB InBev entered into a six-year sponsorship agreement in men’s soccer
for the
UEFA
Champions League
, UEFA Europa League,
and
UEFA Conference League competitions.
The company will be the exclusive beer sponsor for six

seasons starting in 2027. The agreement is valued at approximately

0.2 billion US dollar per season and will be recognized as an intangible asset in 2027.
Other commitments amount to 1 816m US dollar at 31 December 2025 and mainly cover guarantees given to pension funds, rental and other guarantees (31 December 2024: 1 684m US dollar).
In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements. For more details, refer to Note 21
Changes in equity and earnings per share
.
M&A related commitments
As of 31 December 2025, we had the following commitments and other items related to M&A.
Cervecería Nacional Dominicana S.A. (“CND”)
As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of CND, a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the remaining put option is exercisable as from 2026. As of 31 December 2025, the put option on the remaining shares held by ELJ was valued at 210m US dollar (31 December 2024: 195m US dollar).
Beatbox beverages
On 5 December 2025, AB InBev announced it had entered into an agreement under which AB InBev will acquire 85 % of Beatbox Beverages, a ready-to-drink alcohol beverage business in the United States for a purchase price of up to approximately 490
m
US dollar
with a path to 100% ownership after five years based on a predetermined pricing formula. This transaction is subject to regulatory approval and customary closing conditions, and it is expected to close in the first quarter of 2026.

F-

US Based metal container plants
On 31 December 2020, AB InBev disposed a 49.9% minority stake in the company’s US-based metal container plants to a consortium of institutional investors led and/or advised by affiliates of Apollo Global Management, Inc. (collectively “Apollo”) (NYSE: APO). Under the agreement, AB InBev had the right, but not the obligation, to reacquire the minority stake beginning on the fifth anniversary of the close of the transaction, at pre-determined financial terms. On 6 January 2026 the company announced that it had exercised its right to reacquire the 49.9% minority stake for a price estimated to be approximately 2.9 billion
US dollar
. The transaction closed on 30 January 2026.

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
AMBEV TAX MATTERS
As of 31 December 2025 and 31 December 2024, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2025	31 December 2024
.
Income tax and social contribution	13 122	10 525
Value-added and excise taxes	5 236	4 544
Other taxes	691	622
	19 049	15 691
The most significant tax proceedings of Ambev are discussed below.
INCOME TAX AND SOCIAL CONTRIBUTION
Foreign Earnings
Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.
In 2022 and 2023, the Lower Administrative Court rendered favorable and partially favorable decisions to Ambev, some of which are still subject to appeal. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of profits and the goodwill amortization of foreign subsidiaries. Part of these decisions became final in September 2024, representing tax assessments valuing approximately 1.0 billion Brazilian real (
0.2
billion US dollar) as of the time of cancellation.
In August 2024, Ambev received a partially favorable decision from the First-Level Administrative Court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the Brazilian tax authorities filed appeals and the case awaits decision by the Lower Administrative Court.
In November 2024, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2019 and filed a defense, the outcome of which was partially favorable to Ambev. Ambev has filed an appeal to the Lower Administrative Court which is awaiting judgment.
In December 2025, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2020 and filed an appeal with the First-Level Administrative Court which is awaiting judgment.
In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the assessed tax claim
,
as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

F-

The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 8.0 billion Brazilian real (
1.5
billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Goodwill InBev Holding
In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining assessed tax claim, which were granted.
In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the First-Level Administrative Court and Lower Administrative Court. Ambev and the tax authorities both filed Special Appeals which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining assessed tax claim, which was granted.
In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment subject to the Special Appeals filed by Ambev and the tax authorities. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment at the first level judicial court.
The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 7.7 billion Brazilian real (
1.4
billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.
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
The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 1.6 billion Brazilian real (
0.3
billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Goodwill CND Holdings
In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the First-Level Administrative Court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In February 2024, Ambev withdrew the Special Appeals and as a result, the Lower Administrative Court’s initial partially favorable decision prevailed. Ambev filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining assessed tax claim, which were granted.
In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the First-Level Administrative Court, which Ambev appealed to the Lower Administrative Court. In August 2024, Ambev received a favorable decision from the Lower Administrative Court. The decision is not final and is subject to review by the Upper Administrative Court.
The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 1.0 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

F-

Goodwill MAG
In December 2022, CRBS S.A (“CRBS”) (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. Ambev filed a defense in January 2023. In November 2023, Ambev received a partially favorable decision from the First-Level Administrative Court which reduced the qualified penalty applied to 100% (instead of 150% as initially charged), and was appealed to the Lower Administrative Court by CRBS. In October 2025, the Lower Administrative Court rendered an unfavorable decision to CRBS by a tie-vote, confirming the disallowance of goodwill amortization but limiting the applicable penalty to 75%. This decision is not final and is subject to review by the Upper Administrative Court.
The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 0.3 billion Brazilian real (
0.1
billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
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
In July 2024, the Lower Administrative Court rendered a favorable decision to Ambev in one case related to the 2012 calendar year, but also rendered an unfavorable decision related to evidentiary formalities in a separate case discussing the offset of foreign tax credits for the same calendar year. Ambev has filed an appeal with the judicial court.
In January 2025, Ambev received new tax assessments from the Brazilian Federal Tax Authorities challenging the offsets of foreign tax credits for the 2019 calendar year for which it filed a defense. In September 2025, Ambev received an unfavorable decision and appealed to the Lower Administrative Court.
The other cases are still awaiting final decisions at both administrative and judicial courts.
In connection with the disallowance of tax paid abroad, the Brazilian Federal Tax Authorities filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev has received tax assessments charging such fines for calendar years 2015 to 2020. For the tax assessments related to the periods of 2016, 2018 and 2019, Ambev received unfavorable decisions from the First-Level Administrative Court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. For the tax assessments related to the periods of 2015 and 2017, Ambev received (i) an unfavorable decision by the Lower Administrative Court for the case related to the 2015 tax period in August 2024, which was confirmed by the Upper Administrative Court in August 2025 and appealed to the judicial court by Ambev; and (ii) a favorable decision for the case related to the 2017 tax period in August 2024, for which the tax authorities have filed an appeal to the Upper Administrative Court.
The tax assessment charging isolated fine for calendar year 2020 was received in October 2025 and Ambev has filed a defense with the First-Level Administrative Court.
The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 19.1 billion Brazilian real (
3.5
billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Ambev has continued to take the same deductions for the calendar years following the assessed periods (2018, 2020 to 2025). Therefore, if Ambev receives similar tax assessments for these periods, Ambev management believes the outcome would be consistent with the already assessed periods.
Presumed Profit
In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September

F-

2017, Arosuco received an unfavorable first-level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.
In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Lower Administrative Court. In February 2024, Arosuco received a favorable decision, which was appealed by the tax authorities to the Upper Administrative Court. In September 2025, the Upper Administrative Court rendered an unfavorable decision to Arosuco, which upheld the tax authorities’ arguments and remanded the case to the Lower Administrative Court.
The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 0.6 billion Brazilian real (
0.1
billion US dollar). Arosuco has not recorded any provisions for this matter based on the probability of loss.
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
With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained an unfavorable decision at the Lower Administrative Court on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, the favorable portion of the decision became final, and Ambev appealed the unfavorable portion to the Lower Administrative Court. The Lower Administrative Court did not accept the appeal, and in October 2025, Ambev filed appeals (i) to the Upper Administrative Court, with respect to the main merits of the assessment and (ii) to the judicial courts on a specific portion of the 2015 assessment. In December 2025, Ambev received an unfavorable decision from the first-level judicial court that did not analyze the merits of the specific portion of the 2015 assessment as the court determined it would also involve the main merits. Ambev will continue to pursue the matter in the judicial courts.
The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 30.8 billion Brazilian real (
5.6
billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
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

F-

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
In February 2024, the Lower Administrative Court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction, which was appealed by the tax authorities and confirmed by the Administrative Council of Tax Appeals (CARF) in August 2025. The remaining unfavorable portion of the decision concerns approximately 100 million Brazilian real (18 million US dollar) and relates to the claim regarding a difference in the methodology for calculating the benefit. Due to the confirmation of the favorable portion of the decision, there has been a reduction in the possible contingency of approximately 2.8 billion Brazilian real (
0.5
billion US dollar).
The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately 192 million Brazilian real (35 million US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
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
ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES
Manaus Free Trade Zone – IPI / Social contributions
In Brazil, goods manufactured within the Manaus Free Trade Zone (“MFTZ”) intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”).
With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein and since 2009 have been receiving a number of tax assessments and denials of offset requests from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.
In April 2019, the Brazilian Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effect, recognizing the right of taxpayers to register IPI presumed credits on acquisitions of raw materials and exempted inputs originating from MFTZ. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases to remote loss. Other issues related to additional discussions that were not included in the analysis of the STF, such as discussions related to the applicable tariff code for concentrate units, remained classified as possible loss. The cases are being challenged at both the administrative and judicial levels.
Ambev, through its subsidiary Arosuco, has also received tax assessments from the Brazilian Federal Tax Authorities in relation to PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.
In April 2024, the Lower Administrative Court rendered an unfavorable decision to Arosuco regarding the PIS/COFINS case, by a casting vote. After receiving notification of the judgment, Arosuco filed a lawsuit to have the dispute decided at the judicial level, which is pending decision.
Ambev management estimates the possible loss related to these proceedings to be approximately 7.3 billion Brazilian real (
1.3
billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.
IPI Suspension
In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In July 2022, Ambev received the first judicial decision on this matter, which was unfavorable to Ambev, and filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first-level decision and ordering the production of technical evidence as requested by Ambev in order to demonstrate the proper collection of IPI. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court.
In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid. In January 2024, Ambev

F-

was notified of the results of the tax audit, which were partially favorable to Ambev, reducing 98% of the amount allegedly owed by Ambev in this case. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. In December 2024, the case was judged unfavorably to Ambev and is pending appeal.
Ambev management estimates the possible loss related to these assessments to be approximately 1.3 billion Brazilian real (
0.2
billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.
ICMS tax credits
In 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the MFTZ. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the Lower Administrative Court, which was amended by the Upper Administrative Court in favor of the tax authorities. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the Lower Administrative Court. In two of these cases, Ambev received an unfavorable decision from the Lower Administrative Court, which are not final and have been appealed to the Upper Administrative Court.
Ambev management estimates the possible losses related to these assessments to be approximately 0.9 billion Brazilian real (
0.2
billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.
ICMS-ST Trigger
Over the years, Ambev has been receiving tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.
In February 2025, the STF rendered its judgment on a separate constitutional case, Extraordinary Appeal No. 882,461 (“Theme 816”), which in part established a 20% limit for late fines. This limit established by Theme 816 applies to certain of Ambev’s cases relating to these tax assessments, resulting in a reclassification of the risk of loss from possible to remote for a portion of the assessed amount totaling 0.8 billion Brazilian real (0.2 billion US dollar).
In July 2025, Law No. 25,378/2025 of the state of Minas Gerais, which limits the application of isolated fines to a maximum of 50% of the tax due, was enacted. This law is applicable to certain of Ambev’s cases relating to these tax assessments, and resulted in a reclassification of the risk of loss from possible to remote in the approximate amount of 1.0 billion Brazilian real (0.2 billion US dollar).
In November 2025, Ambev received new tax claims from the State of Maranhão in the amount of approximately 1.4 billion Brazilian real (
0.3
billion US dollar).
Ambev management estimates the total possible loss related to this issue to be approximately 12 billion Brazilian real (
2.2
billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.
ICMS-PRODEPE
Over the years, Ambev has received some tax assessments in relation to the ICMS tax incentive program of the State of Pernambuco (PRODEPE). In 2015, Ambev received tax assessments from the state regarding alleged differences in the ICMS tax collected relating to the rectification of errors in a handful of ancillary obligations included in Ambev’s tax filing. In 2017, Ambev received a final favorable decision recognizing the tax assessments were null due to formal errors. In September 2018, Ambev received a new tax assessment relating to the same ICMS differences. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev appealed to the judicial level in March 2024 where it awaits judgement. There are other cases being challenged at both the administrative and judicial levels.
Ambev management estimates the total possible loss related to this issue to be approximately 0.9 billion Brazilian real (0.2 billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.

F-

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
Ambev management estimates the possible loss related to these assessments to be approximately 0.6 billion Brazilian real (
0.1
billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.
TAX FINES ON BRAZILIAN CORPORATE INCOME TAX ANCILLARY OBLIGATION
Since 2021, Ambev has been receiving tax assessments charging penalties related to the preparation of Brazilian Corporate Income Tax Ancillary Obligation with allegedly inaccurate, incorrect, or omitted information.
Ambev
has three assessments on this matter for calendar years 2018, 2019 and 2020.
Regarding the 2018 calendar year, Ambev received a partially favorable decision from the First-Level Administrative Court and filed an appeal against the unfavorable portion with the Lower Administrative Court, which is pending judgment.
In November 2024, Ambev received a tax assessment for the 2019 calendar year and received an unfavorable decision from the First-Level Administrative Court. Ambev filed an appeal with the Lower-Administrative Court, which is pending judgment.
In December 2025, Ambev received a tax assessment for the 2020 calendar year and filed a defense with the First-Level Administrative Court.
Ambev management estimates the possible loss related to these assessments to be approximately 1.0 billion Brazilian real (
0.2
billion US dollar) as of 31 December 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.
AB INBEV’S TANZANIAN TAX MATTERS
Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.3 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board with a hearing date initially scheduled for June 2025, which has been postponed to facilitate settlement discussions. No related provision has been made based on the probability of loss.
AB INBEV’S SOUTH AFRICAN TAX MATTERS
The South African Revenue Service (“SARS”) conducted an audit of AB InBev’s South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA and the related subscription for shares in CCBA by subsidiaries of The Coca-Cola Company (“TCCC”). The assessment from SARS claimed that SAB owed 6.4 billion South African Rand (
0.4
billion US dollar) in taxes plus penalties and interest, which as at the time of assessment totalled 17.7 billion Rand (
1.0
billion US dollar). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA notified SAB that CCBA had received an assessment from SARS for 8.9 billion Rand (
0.5
billion US dollar). Both of these assessments were contested. Both disputes have been resolved and SAB has paid 4.5 billion South African Rand (
0.3
billion US dollar) in respect of these South African tax matters to SARS.
AB INBEV’S PERUVIAN TAX MATTERS
AB InBev’s Peruvian majority owned subsidiaries, Union de Cervecerias Peruanas Backus & Johnston (“Backus”) and Cerveceria San Juan S.A (“San Juan”), challenged the amount of excise tax paid to the Peru tax authority (SUNAT) for the years 2014 to 2019. SUNAT initiated tax audits for the periods involved, rejected the refund claims and assessed further excise taxes for the period of 2017 to 2019. If Backus and San Juan are successful, no excise tax would ultimately be payable and the claim could result in the refund of approximately 3.0 billion Peruvian sol (
0.9
billion US dollar). If unsuccessful, management estimates the possible loss to be approximately 2.1 billion Peruvian sol (
0.6
billion US dollar). Backus and San Juan have pre-paid a portion of the amounts assessed (0.5 billion Peruvian sol (0.1 billion US dollar)), pending outcome of the challenge and any appeal(s). In November 2024, Backus and its main UK shareholder submitted an arbitration request to the International Centre for Settlement of Investment Disputes (ICSID), against Peru, claiming that

F-

the tax assessments violated international law. In June 2025, the arbitral tribunal issued a provisional measure pursuant to which Backus, San Juan, and AB InBev Southern Investment Ltd shall not be required to make any further payments until the tribunal has issued its final decision. No related provision for this matter has been made based on the probability of loss.
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
In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments. On 11 June 2025, the Brussels Court of Appeal rendered a judgement in favor of AB InBev for calendar years 2011 and 2012 in one of the claims
, which was not appealed and is now final.
Other claims for the calendar years in question, 2011-2015, remain outstanding on appeal.
In January 2019, AB InBev deposited 68 million euro (80 million US dollar) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (
80
million US dollar) in 2020.
SOUTH KOREAN TAX MATTERS
During the year ended 31 December 2023, Oriental Brewery Co., Ltd. (“OB”), a subsidiary in South Korea recorded a 66 million US dollar exceptional charge relating to a customs audit claim.
During the year ended 31 December 2025, OB recorded a 20 million US dollar exceptional charge related to these customs audit claims for the remaining audit periods. Accordingly, the aggregate amount of exceptional charges related to such claims was 86 million US dollar as of 31 December 2025.
The claims are
being contested.
In the second quarter of 2025, one of OB’s employees was indicted in South Korea for embezzlement from OB and commercial bribery, and for alleged customs tax evasion related to the importation of malt covered in the 2023 customs

F-

duties audit claim. OB, OB’s subsidiary ZX Ventures, OB’s head of logistics and OB’s chief executive officer were also indicted as joint defendants for the allegation of customs tax evasion. OB and the joint defendants are defending against the customs tax evasion charges. The potential penalty exposure is not expected to be material to AB InBev.
CERBUCO BREWING ARBITRATION
Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture. On 24 October 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the second phase of the arbitration relating to quantification of damages is ongoing. In May 2025, Cerbuco was notified of a lawsuit filed by Coralsa (its joint venture partner) in Paris seeking annulment of the arbitration award. This new case is ongoing, and no decision has yet been made on it. The outcome of both proceedings may affect Ambev’s ability to continue consolidating Bucanero into its financial statements under IFRS 10.
PROPOSED CLASS ACTION IN QUEBEC
Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcohol beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

30.	Non-controlling interests
As of 31 December 2025 and 2024, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 61.73% ownership, and Budweiser APAC, an Asia Pacific listed subsidiary in which AB InBev has 87.22% ownership. The tables below provide summarized information derived from the consolidated financial statements of Ambev and Budweiser APAC as of 31 December 2025, 2024 and 2023, in accordance with IFRS.
Summarized financial information of Ambev and Budweiser APAC, in which the company has material non-controlling interests, is as follows:

	Ambev		Budweiser APAC
Million US dollar	31 December 2025	31 December 2024	31 December 2025	31 December 2024

Summarized statement of financial position information
Current assets	7 951	8 746	3 810	3 824
Non-current assets	18 394	17 498	10 958	10 945
Current liabilities	8 264	7 976	3 832	3 924
Non-current liabilities	1 947	2 186	608	605
Equity attributable to equity holders	15 977	15 930	10 262	10 184
Non-controlling interests	156	151	66	56

F-

	Ambev			Budweiser APAC
Million US dollar	2025	2024	2023	2025	2024	2023

Summarized income statement and other comprehensive income information
Revenue	15 751	16 678	15 920	5 764	6 246	6 856
Net income	2 854	2 768	2 987	520	750	880

Attributable to:
Equity holders	2 767	2 692	2 895	489	719	852
Non-controlling interests	87	76	92	31	31	28

Net income	2 854	2 768	2 987	520	750	880
Other comprehensive income	(1 759)	1 677	(1 909)	287	(694)	(286)
Total comprehensive income	1 095	4 445	1 078	807	56	594

Attributable to:
Equity holders	1 028	4 337	1 011	772	33	567
Non-controlling interests	66	108	67	35	23	27

Summarized cash flow information
Cash flow from operating activities	4 364	4 866	4 934	951	1 135	1 811
Cash flow from investing activities	(884)	(1 019)	(1 151)	(324)	(409)	(447)
Cash flow from financing activities	(4 779)	(1 930)	(3 218)	(738)	(903)	(621)
Net increase/(decrease) in cash and cash equivalents	(1 298)	1 917	565	(111)	(177)	743
Dividends paid by Ambev and its subsidiaries to non-controlling interests (i.e., to entities outside the AB InBev Group) amounted to 1.4 billion US dollar for 2025 (2024: 0.8 billion US dollar; 2023: 1.0 billion US dollar). In 2025, Budweiser APAC and its subsidiaries paid a final dividend related to the financial year 2025 to non-controlling interests amounting to 119m US dollar (2024: 119m US dollar; 2023: 94m US dollar).
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
. Key management personnel are also eligible for the company’s share option, restricted stock and other share-based programs (see Note 24
Share-based Payments
). Total directors and Executive Committee compensation included in the income statement can be detailed as follows:

	2025		2024		2023

Million US dollar	Directors	Executive Committee	Directors	Executive Committee	Directors	Executive Committee
Short-term employee benefits	2	11	2	15	2	12
Share-based payment	-	57	-	55	-	46
	2	68	2	70	2	58
Directors’ compensation consists mainly of directors’ fees.
During 2025, AB InBev entered into the following transactions:

●
The lease of commercial premises and the acquisition of natural gas from and the sale of malt-based beverages and beer to companies in which one of the company’s Board Member had a significant influence as of 31 December 2025. The transactions happened mainly through AB InBev’s subsidiary Bavaria S.A. for an aggregated consideration of approximately 98m US dollar (31 December 2024: 112m US dollar; 31 December 2023: 65m US dollar). The outstanding balance of these transactions as of 31 December 2025 amounts to 11m US dollar (31 December 2024: 9m US dollar; 31 December 2023: 3m US dollar).

F-
7
9

JOINTLY CONTROLLED ENTITIES
Interests in joint ventures include two entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company.
TRANSACTIONS WITH ASSOCIATES
Significant interests in associates are shown in note 16
Investments in associates
. AB InBev’s transactions with associates were as follows:

Million US dollar	2025	2024	2023
.
Gross profit	19	(215)	(233)
Current assets	102	102	108
Current liabilities	13	7	9
TRANSACTIONS WITH PENSION PLANS
AB InBev’s transactions with pension plans mainly comprise (12)m US dollar other expense to pension plans in the US in 2025 (2024: (12)m US dollar; 2023: (13)m US dollar).
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

F-

Income Statement For the year ended 31 December 2025 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Revenue	561	-	-	12 632	-	(60)	13 134
Cost of sales	(518)	-	-	(5 791)	-	55	(6 254)
Gross profit	43	-	-	6 840	-	(5)	6 879
Selling, general and administrative expenses	(74)	1 008	-	(5 649)	17	4	(4 693)
Other operating income/(expenses)¹	178	(4)	-	(119)	1	-	57
Profit/(loss) from operations	148	1 004	-	1 073	18	-	2 243
Net finance income/(expense)¹	(757)	(2 832)	13	71	36	-	(3 469)
Share of result of associates	-	-	-	2	-	-	2
Income tax expense	(28)	402	(3)	(165)	(4)	-	201
Profit/(loss)	(638)	(1 426)	10	980	50	-	(1 023)
Income from subsidiaries	7 475	1 220	-	239	1 632	(10 566)	-
Profit of the period	6 837	(206)	10	1 220	1 681	(10 566)	(1 023)

Income Statement For the year ended 31 December 2024 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Revenue	507	-	-	12 877	-	(61)	13 323
Cost of sales	(470)	-	-	(6 024)	-	55	(6 440)
Gross profit	37	-	-	6 852	-	(6)	6 883
Selling, general and administrative expenses	(139)	1 081	-	(5 607)	-	6	(4 659)
Other operating income/(expenses)¹	633	(4)	-	(106)	-	-	523
Profit/(loss) from operations	530	1 077	-	1 139	-	-	2 747
Net finance income/(expense)¹	(588)	(1 496)	18	(891)	248	-	(2 709)
Income tax expense	(83)	129	(4)	(76)	(9)	-	(43)
Profit/(loss)	(141)	(290)	14	172	240	-	(5)
Income from subsidiaries	5 995	408	-	236	869	(7 509)	-
Profit of the period	5 855	118	14	408	1 109	(7 509)	(5)

1	Other operating income/(expenses) and Net finance income/(expense) include exceptional items.

F-

Statement of Financial Position As at 31 December 2025 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Due from subsidiaries	4 727	3 759	3 330	42 756	6 520	(17 128)	43 964
Other non-current assets	114 509	103 244	5	117 583	27 418	(301 511)	61 248
Total non-current assets	119 236	107 003	3 335	160 339	33 938	(318 638)	105 212

Due from subsidiaries	11 090	5 120	465	9 250	2 855	(10 468)	18 313
Other current assets	292	344	10	1 977	6 019	-	8 642
Total current assets	11 383	5 464	476	11 227	8 873	(10 468)	26 954

Total equity	87 288	50 730	415	133 928	28 247	(301 511)	(903)

Due to subsidiaries	13 613	22 718	-	8 561	509	(17 128)	28 273
Other non-current liabilities	28 386	23 030	3 303	22 544	133	-	77 397
Total non-current liabilities	41 999	45 748	3 303	31 105	642	(17 128)	105 670

Due to subsidiaries	325	15 476	-	2 744	8 228	(10 468)	16 305
Other current liabilities	1 007	513	92	3 789	5 694	-	11 094
Total current liabilities	1 332	15 989	92	6 533	13 922	(10 468)	27 400

Statement of Financial Position As at 31 December 2024 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Due from subsidiaries	11 779	8 792	3 472	39 257	6 629	(15 415)	54 513
Other non-current assets	103 542	102 143	1	124 340	27 309	(295 233)	62 104
Total non-current assets	115 321	110 935	3 473	163 597	33 938	(310 648)	116 617

Due from subsidiaries	2 373	94	459	8 162	1 338	(6 757)	5 669
Other current assets	251	116	8	1 598	3 327	-	5 301
Total current assets	2 625	210	467	9 760	4 666	(6 757)	10 971

Total equity	78 237	50 936	405	132 668	28 542	(295 233)	(4 445)

Due to subsidiaries	15 265	23 444	-	11 080	484	(15 415)	34 858
Other non-current liabilities	22 647	25 920	3 443	24 256	64	-	76 330
Total non-current liabilities	37 912	49 364	3 443	35 336	548	(15 415)	111 188

Due to subsidiaries	181	10 295	5	1 908	3 827	(6 757)	9 459
Other current liabilities	1 617	550	88	3 445	5 686	-	11 385
Total current liabilities	1 798	10 845	93	5 353	9 513	(6 757)	20 844
33. Events after the reporting date
On 6 January 2026, AB InBev announced it had exercised its right to reacquire the

49.9
%
minority stake in its US-based metal container plants from a consortium of institutional investors led and/or advised by affiliates of Apollo Global Management, Inc. (NYSE: APO). On 30 January 2026, AB InBev announced that it had completed the acquisition of this minority stake for approximately

2.9
billion US dollar.

F-

34. AB InBev companies
The most important AB InBev companies included in the consolidation scope are listed below. The complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The address of the registered office of the company is Grand Place 1, 1000 Brussels, Belgium.
LIST OF THE MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

Name and registered office of the fully consolidated companies	% economic interest as of 31 December 2025
.
Argentina
Cerveceria y Malteria Quilmes Saica Y G - Charcas 5160 - C1425BOF - Buenos Aires	61.63%
.
Belgium
Anheuser-Busch InBev NV/SA - Grand Place 1 - 1000 - Brussels	Consolidating
Brasserie de l’Abbaye de Leffe S.A. - Place de l’Abbaye, 1 - 5500 - Dinant	98.54%
Cobrew N.V - Brouwerijplein 1, 3000 - Leuven	100.00%
InBev Belgium BV/SRL - Boulevard Industriel, 21 - 1070 Anderlecht	100.00%
.
Bolivia
Cervecería Boliviana Nacional S.A. - Av. Montes 400 & Calle Chuquisaca No. 121, Zona Challapampa - La Paz	52.68%
.
Botswana
Kgalagadi Breweries (Pty) Ltd - Grant Thornton Business Services, Plot 50370, Acumen Park, Fairgrounds - Gaborone¹	31.06%
.
Brazil
Ambev S.A. - Rua Dr. Renato Paes de Barros 1017, 3° Andar Itaim Bibi - São Paulo	61.73%
.
Canada
Labatt Brewing Company Limited - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.73%
.
Chile
Cerveceria Chile S.A - Av. Presidente Eduardo Frei Montalva 9600, Quilicura - 8700000 Santiago de Chile	61.73%
.
China
Anheuser-Busch Inbev (China) Sales Company Limited - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	87.22%
Anheuser-Busch InBev (Wuhan) Brewing Co., Ltd. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	84.66%
Anheuser-Busch InBev Sedrin Brewery Co., Ltd - No.1 West Xuejin Avenue,Hanjiang District - 351111 - Putian City, Fujian Province	87.22%
Anheuser-Busch InBev Southeast Sales Co., Ltd. - No.1 West Xuejin Avenue, Hanjiang District, Putian, Fujian , P.R.China - 351111 - Putian City, Fujian Province	87.22%
Blue Girl Beer (Guangzhou) Co. Ltd - Units 2101,21/F, Tower A, China International Centre, 33 Zhongshan San Road - 510000 - Guangzhou City	56.69%
.
Colombia
Bavaria & Cia S.C.A. - Carrera 53 A, No 127 - 35 - 110221 - Bogota	99.16%
.
Czech Republic
Pivovar Samson s.r.o. - Lidická 458/51, 37001 - České Budějovice	100.00%
.
Dominican Republic
Cervecería Nacional Dominicana S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 10100 - Santo Domingo 2	59.56%
.
Ecuador
Cervecería Nacional S.A. - Via a daule km 16,5 y Av. Pascuales S/N y Av. Río Daule - EC090150 - Guayaquil, Guayas	95.58%
.
El Salvador
La Constancia Ltda de C.V. - Avenida Independencia, No 526 - PBX (503) 2209-7555 - San Salvador	100.00%
.
France
AB InBev France S.A.S. - 1, Place de la Gare, 59800 - Lille	100.00%

F-

Germany
Anheuser-Busch InBev Deutschland GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	100.00%
Anheuser-Busch InBev Germany Holding GmbH - Am Deich 18/19 - 28199 - Bremen	100.00%
.
Ghana
Accra Brewery PLC - 20 Graphic Road, South Industrial Area - Box GP1219 - Accra	61.80%
.
Honduras
Cervecería Hondureña S.A. de C.V. - Boulevard del Norte - Postal No. 86 - San Pedro Sula	99.61%
.
Hong Kong
Budweiser Brewing Company APAC Limited - Room 2701, 27/F, Hysan Place, 500 Hennessy Road, Causeway Bay	87.22%
.
India
Crown Beers India Private Limited - 510/511, Minerva House, Sarojini Devi Road - 500003 - Secunderabad, Telangana	87.22%
Anheuser Busch InBev India Limited - Unit No.301-302, Dynasty Business Park, 3rd Floor Andheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra	87.07%
.
Italy
Anheuser-Busch InBev Italia - Piazza Gae Aulenti n. 8, 20154 - Milano	100.00%
.
Luxembourg
Brasserie de Luxembourg Mousel-Diekirch S.A. - Rue de la Brasserie, 1 - L-9214 - Diekirch	98.30%
.
Mexico
Cervecería Modelo de México S. de R.L. de C.V. - Cerrada de Palomas 22, 6th Floor, Reforma Social, Miguel Hidalgo, 11650 - Mexico City	100.00%
.
Mozambique
Cervejas De Moçambique SA - Rua do Jardim 1329 - Maputo	51.47%
.
Netherlands
AB InBev Africa B.V. - Ceresstraat 1 - 4811 CA - Breda	62.00%
InBev Nederland N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00%
.
Nigeria
International Breweries PLC - 22/36 Glover Road - Lagos, Ikoyi	68.31%
.
Panama
Cervecería Nacional S. de R.L. - Complejo Business Park, Costa del Este Torre Oeste, Piso No.2 - Panamá	61.73%
.
Paraguay
Cervecería Paraguaya S.A. - Ruta Acceso Sur Km 30 s/ Desvío a Villeta N° 825	53.92%
.
Peru
Compania Cervecera AmBev Peru S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - 25 - Lima	100.00%
Unión de Cervecerías Peruanas Backus y Johnston S.A.A. - Av. Nicolas Ayllon 3986, Ate - 3 - Lima	95.35%
.
South Africa
SABSA Holdings (Pty) Ltd - 65 Park Lane, Sandown - 2001 - Johannesburg	100.00%
The South African Breweries (Pty) Ltd - 65 Park Lane, Sandown - 2146 - Johannesburg	100.00%
.
South Korea
Oriental Brewery Co Ltd - 517, Yeongdong-daero, Gangam-gu, Seoul - Asem Tower 8th floor - Seoul	87.22%
.
Spain
Compañía Cervecera de Canarias S.A. - C/ Mali, 7 (38320 La Laguna - Santa Cruz de Tenerife)	51.03%
.
Switzerland
Anheuser-Busch InBev International GmbH - Suurstoffi 22 - 6343 - Rotkreuz	100.00%
BEES Global AG - Suurstoffi 22 - 6343 - Rotkreuz	100.00%
Interbrew International GmbH - Suurstoffi 22 - 6343 - Rotkreuz	100.00%
.
Tanzania
Tanzania Breweries PLC - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District - Dar es Salaam 1	39.65%

1	The company is consolidated due to the group’s majority shareholders and ability to control the operations.

F-

Uganda
Nile Breweries Ltd - Plot M90 Yusuf Lule Road, Njeru - P.O. Box 762 - Jinja	61.76%

United Kingdom
AB InBev Holdings Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
AB InBev International Brands Limited - AB InBev House, Church Street West, Woking, Surrey, GU21 6HT	100.00%
AB InBev UK Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI SAB Group Holding Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI UK Holding 1 Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
ABI UK Holding 2 Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London	100.00%
.
United States
Anheuser-Busch Americas Holdings LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch Companies LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch InBev Worldwide Inc. - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch International LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch North American Holding LLC - One Busch Place - MO 63118 - St. Louis	100.00%
Anheuser-Busch America Investments LLC - One Busch Place - MO 63118 - St. Louis	100.00%
AB MAZ Holdings LLC - One Busch Place - MO 63118 - St. Louis	100.00%
MCC Holding Company LLC - One Busch Place - MO 63118 - St. Louis	50.10%
.
Uruguay
Cerveceria y Malteria Paysandu S.A. - Cesar Cortinas, 2037 - C.P. 11500 Montevideo	61.73%
.
Vietnam
Anheuser-Busch InBev Vietnam Brewery Co., Ltd - 2 VSIP II-A, Street No. 28 - 820000 - Tan Uyen Town, Binh Duong Province	87.22%
.
Zambia
Zambian Breweries PLC - Plot No 6438, Mungwi Road - P.O. Box 31293 - Lusaka	54.02%
LIST OF THE MOST IMPORTANT COMPANIES CONSOLIDATED BY APPLYING THE EQUITY METHOD OF ACCOUNTING (ASSOCIATES)

Name and registered office of associates	% economic interest as of 31 December 2025

France
Société des brasseries et glacières internationales S.A. - 2 rue du Colonel Driant, 1er - 75008 - Paris 1	20.00%
.
Luxembourg
B.I.H. Brasseries Internationales Holding (Angola) Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg 1	27.50%
B.I.H. Brasseries Internationales Holding Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg 1	20.00%
.
Netherlands
AB InBev Efes B.V. - 1227 Strawinskylaan - 1077XX Amsterdam	50.00%
.
Turkey
Anadolu Efes Biracilik Ve Malt Sanayii A.S. - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00%
.
Zimbabwe
Delta Corporation Limited - Sable House, Northridge Close, Borrowdale - P.O. Box BW 343 - Harare	24.48%

1	Related to Castel group.

F-